                                                  Pursuant to Rule 424(b)(3)
                                                  Registration Nos. 333-55807
                                                                    333-55807-02

                   PROSPECTUS/CONSENT SOLICITATION STATEMENT

                              HOST MARRIOTT, L.P.
                            HMC MERGER CORPORATION

--------------------------------------------------------------------------------
      THE CONSENT SOLICITATION PERIOD EXPIRES AT 5:00 P.M., EASTERN TIME,
      ON DECEMBER 12, 1998, UNLESS EXTENDED (THE "SOLICITATION PERIOD").
--------------------------------------------------------------------------------

  Host Marriott Corporation ("Host") has adopted a plan to restructure its business operations so that it will qualify as a real estate investment trust ("REIT"). As part of this restructuring (the "REIT Conversion"), Host and its consolidated subsidiaries will contribute their full-service hotel properties and certain other businesses and assets to Host Marriott, L.P. (the "Operating Partnership") in exchange for units of limited partnership interest in the Operating Partnership ("OP Units") and the assumption of liabilities. The sole general partner of the Operating Partnership will be HMC Merger Corporation, a Maryland corporation to be renamed "Host Marriott Corporation" ("Host REIT"), the entity into which Host will merge as part of the REIT Conversion. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000).

  As part of the REIT Conversion, the Operating Partnership is proposing to acquire by merger (the "Mergers") eight limited partnerships (the "Partnerships") that own full-service hotels in which Host or its subsidiaries are general partners. As more fully described in this Prospectus/Consent Solicitation Statement (the "Consent Solicitation"), limited partners of those Partnerships that participate in the Mergers will receive OP Units in exchange for their partnership interests in such Partnerships (with respect to the Partnerships, those limited partners of the Partnerships who are unaffiliated with Host are referred to herein as the "Limited Partners"). Limited Partners may elect to exchange such OP Units received in connection with the Mergers for either shares of common stock, par value $.01 per share, of Host REIT ("Common Shares") or unsecured 6.56% Callable Notes due December 15, 2005 issued by the Operating Partnership ("Notes"). Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares (the "Unit Redemption Right").

  SEE "RISK FACTORS" BEGINNING ON PAGE 36 FOR MATERIAL RISKS RELEVANT TO AN INVESTMENT IN THE OP UNITS, COMMON SHARES OR NOTES, INCLUDING:

  . To the extent that the anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock before the Effective Date, such benefits will not be shared with the Limited Partners.
  . No independent representative was retained to negotiate on behalf of the Limited Partners. If one had been, the terms of the Mergers may have been more favorable to the Limited Partners.
  . Other conflicts of interest exist in connection with structuring the Mergers and the REIT Conversion which may result in decisions that do not fully reflect the interests of all Limited Partners.
  . Host's shareholders and the Blackstone Entities, but not the Limited
    Partners, will benefit from any appreciation in the value of the shares of Crestline common stock distributed in connection with the Initial E&P Distribution (as defined herein).
  . There is no assurance that the value of the OP Units, Common Shares or Notes to be received by the Limited Partners in connection with the Mergers will equal the fair market value of their Partnership Interests.
  . Limited Partners who retain OP Units will not be able to redeem them pursuant to the Unit Redemption Right until one year following the Mergers. Until then, Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.
  . There will be no public market for the Notes. The deemed value of the OP
    Units (or the Common Shares issued in exchange therefor) will exceed the principal amount of the corresponding Notes in all Partnerships.
  . The receipt of Common Shares or a Note in exchange for OP Units will be a fully taxable transaction and will result in "phantom income" for a Limited Partner with a "negative capital account" with respect to his Partnership Interest.
  . The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution and cash from contingent rents during the twelve months ending December 31, 1999, which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions, and the estimated initial cash distributions to the Limited Partners of MHP and MHP2 following the Mergers will be significantly less than the estimated cash distributions from operations of MHP and MHP2 during 1998.

  . If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the effectiveness of Host REIT's election could be delayed until January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce the cash distributions per Common Share, but not the cash distributions per OP Unit) and could cause the Blackstone Acquisition not to be consummated.
  . The Mergers involve a fundamental change in the nature of the investment of a Limited Partner from an investment in a finite-life, fixed-portfolio partnership into an investment in an ongoing real estate company which will own and acquire additional hotels.
  . There is uncertainty at the time of voting as to the exact size and leverage of the Operating Partnership and the exact number of OP Units that may be received in the Mergers (which will not be known for approximately 25 trading days following the Mergers).
  . The Operating Partnership will be substantially dependent for its revenue upon the Lessees, Marriott International, Inc. and other companies that manage the Hotels and upon the Non-Controlled Subsidiaries, and the Operating Partnership will have limited control over the operations of the Hotels and no control over the Non-Controlled Subsidiaries.
  . Approval of the Merger and the related amendments to the partnership agreement by the requisite vote of the Limited Partners in a Partnership will bind all Limited Partners of such Partnership.
  . The inability of Host, the Operating Partnership and Host REIT to obtain one or more third-party consents prior to consummation of the Mergers and the REIT Conversion could have a material adverse effect on the Operating Partnership and Host REIT, and thus could reduce the value of the OP Units and Common Shares.
  . The Mergers will result in the Limited Partners being exposed to the general risks of ownership of hotels, leverage and the lack of restrictions on indebtedness of the Operating Partnership and Host REIT.
  . Actual or constructive ownership of more than 9.8% of the number or value of Host REIT's outstanding Common Shares and of more than 4.9% of the value of the OP Units (other than by Host REIT or The Blackstone Group) is prohibited, subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances.
  . There are a variety of events and transactions that could cause a Limited
    Partner to recognize in the future all or a part of the gain that otherwise should be deferred by the retention of OP Units received in the Mergers.
  . Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP are required to sell some of their personal property to an affiliate of the Operating Partnership in the Mergers, which may cause Limited Partners of such Partnerships (except Hanover) to recognize a relatively modest amount of taxable income as a result thereof (which income could be offset with any unused passive loss carryforwards).
  . Taxation of Host REIT as a regular corporation if it fails to qualify as a REIT, or taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership for federal income tax purposes, would, among other things, result in a material decrease in cash available for distribution and a material reduction in the value of the Common Shares and OP Units.
  . No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification.

  THE GENERAL PARTNERS OF THE PARTNERSHIPS BELIEVE THAT THE MERGERS PROVIDE SUBSTANTIAL BENEFITS AND ARE FAIR TO THE LIMITED PARTNERS OF EACH PARTNERSHIP AND RECOMMEND THAT ALL LIMITED PARTNERS VOTE FOR THE MERGERS AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENTS. SEE "BACKGROUND AND REASONS FOR THE MERGERS AND THE REIT CONVERSION--REASONS FOR THE MERGERS."

  The number of OP Units to be allocated to each Partnership will be based upon (i) its respective Exchange Value (as defined herein) and (ii) the price attributed to an OP Unit following the Mergers, determined as described herein (which, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be known at the time of voting. The number of Common Shares a Limited Partner may elect to receive in connection with the Mergers will equal the number of OP Units received. The principal amount of Notes that Limited Partners may elect to receive will be based upon their Partnership's Note Election Amount (as defined herein). See "Determination of Exchange Values and Allocation of OP Units." The estimated Exchange Values and Note Election Amounts set forth in this Consent Solicitation may increase or decrease as a result of various adjustments, and will be finally calculated shortly before the closing of the Mergers (the "Effective Date").

  NEITHER THIS TRANSACTION NOR THESE SECURITIES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS/CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT IS ONLY AUTHORIZED FOR DELIVERY TO LIMITED PARTNERS WHEN ACCOMPANIED BY ONE OR MORE SUPPLEMENTS RELATING TO THE PARTNERSHIPS IN WHICH SUCH LIMITED PARTNERS HOLD INTERESTS. SEE "AVAILABLE INFORMATION."

THE DATE OF THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT IS OCTOBER 8, 1998.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
SUMMARY...................................................................   1
  Forward-Looking Statements..............................................   1
  Certain Key Definitions.................................................   1
  Overview................................................................   4
  Risk Factors............................................................   7
  The REIT Conversion.....................................................  15
  The Mergers.............................................................  20
  Reasons for the Mergers.................................................  24
  Determination of Exchange Values and Allocation of OP Units.............  26
  Description of the Common Share Election................................  28
  Description of the Note Election........................................  29
  Fairness Analysis and Opinion...........................................  29
  Recommendation..........................................................  30
  Solicitation Materials..................................................  30
  Voting Procedures.......................................................  30
  OP Unit Exchange Election Procedures....................................  31
  Federal Income Tax Consequences.........................................  31
  Summary Financial Information...........................................  34
RISK FACTORS..............................................................  36
 Risks and Effects of the Mergers.........................................  36
  Conflicts of Interest...................................................  36
  Absence of Arm's Length Negotiations; No Independent Representative.....  37
  Exchange Value May Not Equal Fair Market Value of the Partnerships'
   Hotels.................................................................  37
  Allocation of OP Units to Host REIT Is Different from Allocation of OP
   Units to the Partnerships..............................................  38
  Allocations of OP Units to the Blackstone Entities and the Private
   Partnerships Were Not Determined by the Exchange Value Methodologies...  38
  Price of OP Units or Common Shares Might Be Less than the Fair Market
   Value of the Partnership Interests.....................................  38
  Inability of Limited Partners Who Retain OP Units to Redeem OP Units for
   One Year...............................................................  38
  Value of the Notes Will Be Less than the Exchange Value.................  38
  Cash Distributions May Exceed Cash Available for Distribution; Reduced
  Cash Distributions for Certain Limited Partners.........................  39
  Timing of the REIT Conversion...........................................  39
  Changes in the Fairness Opinion.........................................  40
  Fundamental Change in the Nature of Investment; Potential
   Underperformance ......................................................  40
  Exposure to Market and Economic Conditions of Other Hotels..............  40
  Limited Partners Have No Cash Appraisal Rights..........................  40
  Uncertainties as to the Size and Leverage of the Operating Partnership..  40
  Other Uncertainties at the Time of Voting Include Number of OP Units to
   be Received............................................................  41
  Lack of Control over Hotel Operations...................................  41
  Lack of Control over Non-Controlled Subsidiaries........................  41
  Dependence of the Operating Partnership upon Crestline..................  42
  Expiration of the Leases and Possible Inability to Find Other Lessees...  42
  Requisite Vote of Limited Partners of Partnerships Binds All Limited
   Partners...............................................................  42
  Inability to Obtain Third-Party Consents May Have a Material Adverse
   Effect.................................................................  42
  Substantial Indebtedness of the Operating Partnership...................  42
  No Limitation on Debt...................................................  43
  Individual Assets May Outperform the Operating Partnership's Portfolio..  43
  Leases Could Impair the Sale or Other Disposition of the Operating
   Partnership's Hotels...................................................  43
  Management Agreements Could Impair the Sale or Other Disposition of the
   Operating Partnership's Hotels.........................................  43

                                                                           PAGE
                                                                           ----
  No Control over Major Decisions.........................................  44
  Foregoing Potential Benefits of Alternatives to the REIT Conversion.....  44
  No Partner Liability....................................................  44
  Dilution................................................................  45
 Risks of Ownership of OP Units and Common Shares.........................  45
  Inability to Remove Host REIT as General Partner of the Operating
   Partnership............................................................  45
  Restrictions on Transfer of OP Units....................................  45
  Limitations on Acquisition of OP Units and Common Shares and Change in
   Control................................................................  45
  Possible Adverse Consequences of Limits on Ownership of Common Shares...  48
  Possible Differing Fiduciary Duties of General Partners and Host REIT...  48
  Effect on Common Share Price of Shares Available for Future Sale........  49
  Current Host Common Stock Price Is Not Necessarily Indicative of the
   Price of Host REIT Common Shares Following the REIT Conversion.........  49
  Effect on Common Share Price of Market Conditions.......................  49
  Effect on Common Share Price of Earnings and Cash Distributions.........  50
  Effect on Common Share Price of Market Interest Rates...................  50
  Effect on Common Share Price of Unrelated Events........................  50
  Dependence on External Sources of Capital...............................  50
 Risks of Ownership of the Notes..........................................  50
  The Notes Are Unsecured.................................................  50
  No Public Market for the Notes..........................................  50
  Limited Protection for Noteholders in the Event of a Restructuring or
   Similar Transaction....................................................  50
 Risks of Operation.......................................................  51
  Competition in the Lodging Industry.....................................  51
  General Real Estate Investment Risks....................................  51
  Rental Revenues from Hotels Subject to Prior Rights of Lenders..........  52
  Possible Underperformance of New Acquisitions...........................  52
  Seasonality.............................................................  52
  Illiquidity of Real Estate..............................................  52
  Limitations on Sale or Refinancing of Certain Hotels....................  52
  Hotels Subject to Ground Leases May Affect the Operating Partnership's
   Revenues...............................................................  52
 Federal Income Tax Risks.................................................  53
  Tax Consequences of the Mergers.........................................  53
  Effects of Subsequent Events upon Recognition of Gain...................  54
  Sale of Personal Property May Result in Gain to Limited Partners in
   Certain Partnerships...................................................  55
  Election to Exchange OP Units for Common Shares.........................  55
  Election to Exchange OP Units for Notes.................................  55
  Exercise of Unit Redemption Right.......................................  55
  Limited Partners Need to Consult with Their Own Tax Advisors............  56
 Failure of Host REIT to Qualify as a REIT................................  56
  General.................................................................  56
  Required Distributions and Payments.....................................  56
  Consequences of Failure to Qualify as a REIT............................  57
  Earnings and Profits Attributable to "C" Corporation Taxable Years......  57
  Treatment of Leases.....................................................  57
  Other Tax Liabilities; Host REIT's Substantial Deferred and Contingent
   Tax Liabilities........................................................  58
  Failure of the Operating Partnership to Qualify as a Partnership........  58
 Miscellaneous Risks......................................................  58
  Dependence upon Key Personnel...........................................  58
  Potential Litigation Related to the REIT Conversion.....................  58
  Risk Involved in Investments through Partnerships or Joint Ventures.....  59

                                                                           PAGE
                                                                           ----
  Changes in Laws.........................................................  59
  Uninsured Loss..........................................................  59
  Americans with Disabilities Act.........................................  59
  Other Regulatory Issues.................................................  60
  Possible Environmental Liabilities......................................  60
CONFLICTS OF INTEREST.....................................................  61
 Substantial Benefits to Related Parties..................................  61
 Affiliated General Partners..............................................  61
 Leasing Arrangements.....................................................  61
 Different Tax Consequences upon Sale or Refinancing of Certain Hotels....  62
 Partnership Agreement....................................................  62
 Potential Conflicts Involving Marriott International and Crestline.......  62
 Absence of Arm's Length Negotiations; No Independent Representative......  62
 Potential AAA Conflicts..................................................  63
 Policies with Respect to Conflicts of Interest...........................  63
BACKGROUND AND REASONS FOR THE MERGERS AND THE REIT CONVERSION............  64
 Background of the Partnerships...........................................  64
 Background of the Mergers and the REIT Conversion........................  68
 Reasons for the Mergers..................................................  72
 Compensation and Distributions to the General Partners and Marriott
  International...........................................................  75
 Alternatives to the Mergers..............................................  76
 Recommendation of the General Partners...................................  78
DETERMINATION OF EXCHANGE VALUES AND ALLOCATION OF OP UNITS...............  79
 Overview.................................................................  79
 Methodology for Determining Exchange Values..............................  79
 Price of OP Units to Pay Exchange Values to Limited Partners.............  87
 Determination of Value of the General Partners' Interests in the
  Partnerships and Allocation of OP Units to the General Partners.........  88
FAIRNESS ANALYSIS AND OPINION.............................................  89
 Fairness Analysis........................................................  89
 Fairness Opinion.........................................................  92
THE MERGERS AND THE REIT CONVERSION.......................................  95
 General..................................................................  95
 The REIT Conversion......................................................  95
 The Mergers.............................................................. 101
 Conditions to Consummation of the Mergers................................ 103
 Extension, Amendment and Termination of the Mergers...................... 104
 Effect of REIT Conversion on Non-Participating Partnerships.............. 104
 Expenses................................................................. 105
 Accounting Treatment..................................................... 105
BUSINESS AND PROPERTIES................................................... 106
 Business of the Operating Partnership.................................... 106
 General.................................................................. 106
 Business Objectives...................................................... 107
 Business Strategy........................................................ 107
 Hotel Lodging Industry................................................... 110
 Hotel Lodging Properties................................................. 111

                                                                           PAGE
                                                                           ----
 Hotel Properties......................................................... 115
 1998 Acquisitions........................................................ 117
 Blackstone Acquisition................................................... 117
 Investments in Affiliated Partnerships................................... 118
 Marketing................................................................ 118
 Competition.............................................................. 119
 Relationship with HM Services............................................ 119
 Relationship with Marriott International; Marriott International
  Distribution............................................................ 119
 Employees................................................................ 120
 Environmental and Regulatory Matters..................................... 120
 Legal Proceedings........................................................ 120
 The Leases............................................................... 122
 The Management Agreements................................................ 126
 Noncompetition Agreement................................................. 130
 Indebtedness............................................................. 131
DISTRIBUTION AND OTHER POLICIES........................................... 135
 Distribution Policy...................................................... 135
 Investment Policies...................................................... 138
 Financing Policies....................................................... 139
 Lending Policies......................................................... 139
 Conflicts of Interest Policies........................................... 139
 Policies with Respect to Other Activities................................ 140
SELECTED FINANCIAL DATA................................................... 141
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
 FINANCIAL CONDITION...................................................... 143
 Lack of Comparability Following the Mergers and the REIT Conversion...... 143
 Historical Results of Operations......................................... 143
 First Two Quarters 1998 Compared to First Two Quarters 1997
  (Historical)............................................................ 143
 1997 Compared to 1996 (Historical)....................................... 145
 1996 Compared to 1995 (Historical)....................................... 147
 Pro Forma Results of Operations.......................................... 148
 100% Participation with No Notes Issued--First Two Quarters 1998 Compared to First Two Quarters 1997 (Pro Forma).................................. 149
 100% Participation with Notes Issued--First Two Quarters 1998 Compared to
  First Two Quarters 1997 (Pro Forma)..................................... 150
 100% Participation with No Notes Issued--1997 Compared to 1996 (Pro
  Forma).................................................................. 151
 100% Participation with Notes Issued--1997 Compared to 1996 (Pro Forma).. 152
 Liquidity and Capital Resources.......................................... 153
MANAGEMENT................................................................ 162
 Directors and Executive Officers of Host REIT............................ 162
 Committees of the Board of Directors .................................... 164
 Compensation of Directors ............................................... 165
 Executive Compensation................................................... 165
 Aggregated Stock Option Exercises and Year-End Value..................... 167
 Long-Term Incentive Plan................................................. 168
 Employment Agreements.................................................... 168
 1998 Employee Benefits Allocation Agreement.............................. 168
 Comprehensive Stock Incentive Plan....................................... 169
 Stock Purchase Plan...................................................... 170

                                                                           PAGE
                                                                           ----
 401(k) Plan.............................................................. 170
 Deferred Compensation Plan............................................... 170
 Limitation of Liability and Indemnification.............................. 171
 Indemnification Agreements............................................... 172
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................ 173
 Relationship Between Host and Marriott International..................... 173
 Relationship Between Host and Host Marriott Services Corporation......... 176
 Relationship Between Host and Crestline Capital Corporation After the
  Initial E&P Distribution................................................ 177
PRINCIPAL SECURITY HOLDERS................................................ 180
DESCRIPTION OF OP UNITS................................................... 182
 General.................................................................. 182
 Formation................................................................ 182
 Purposes, Business and Management........................................ 182
 Host REIT May Not Engage in Other Businesses; Conflicts of Interest...... 183
 Distributions; Allocations of Income and Loss............................ 183
 Borrowing by the Operating Partnership................................... 184
 Reimbursement of Host REIT; Transactions with Host REIT and its
  Affiliates.............................................................. 184
 Liability of Host REIT and Limited Partners.............................. 184
 Exculpation and Indemnification of Host REIT............................. 185
 Sales of Assets.......................................................... 185
 Removal or Withdrawal of Host REIT; Transfer of Host REIT's Interests.... 185
 Certain Voting Rights of Holders of OP Units During the First Year
  Following the Mergers................................................... 186
 Restrictions on Transfers of Interests by Limited Partners............... 186
 Unit Redemption Right.................................................... 187
 No Withdrawal by Limited Partners........................................ 188
 Issuance of Limited Partnership Interests................................ 188
 Meetings; Voting......................................................... 188
 Amendment of the Partnership Agreement................................... 188
 Books and Reports........................................................ 189
 Power of Attorney........................................................ 189
 Dissolution, Winding Up and Termination.................................. 190
 Ownership Limitation..................................................... 190
DESCRIPTION OF CAPITAL STOCK ............................................. 191
 General.................................................................. 191
 Common Shares............................................................ 191
 Preferred Shares......................................................... 192
 Power to Issue Additional Common Shares and Preferred Shares............. 192
 Restrictions on Ownership and Transfer................................... 192
 Transfer Agent and Registrar............................................. 195
CERTAIN PROVISIONS OF MARYLAND LAW AND HOST REIT'S CHARTER AND BYLAWS..... 196
 Number of Directors; Classification and Removal of Board of Directors;
  Other Provisions........................................................ 196
 Changes in Control Pursuant to Maryland Law.............................. 197
 Advance Notice of Director Nominations and New Business.................. 197
 Meetings of Shareholders; Call of Special Meetings; Shareholder Action in
  Lieu of Meeting by Unanimous Consent.................................... 198
 Merger, Consolidation, Share Exchange and Transfer of Assets of Host
  REIT.................................................................... 198
 Amendments to Host REIT's Charter and Bylaws............................. 199
 Anti-Takeover Effect of Certain Provisions of Maryland Law and Host
  REIT's Charter and Bylaws............................................... 199
 Marriott International Purchase Right.................................... 199
 Shareholder Rights Plan.................................................. 199

                                                                           PAGE
                                                                           ----
DESCRIPTION OF THE NOTES.................................................. 201
 General.................................................................. 201
 Principal and Interest................................................... 201
 Redemption............................................................... 202
 Limitation on Incurrence of Indebtedness................................. 202
 Merger, Consolidation or Sale............................................ 203
 Events of Default, Notice and Waiver..................................... 203
 Modification of the Indenture............................................ 205
 Satisfaction and Discharge............................................... 205
 No Conversion Rights..................................................... 205
 Governing Law............................................................ 205
COMPARISON OF OWNERSHIP OF PARTNERSHIP INTERESTS, OP UNITS AND
 COMMON SHARES............................................................ 206
ERISA CONSIDERATIONS...................................................... 230
 Status of Host REIT and the Operating Partnership Under ERISA............ 230
FEDERAL INCOME TAX CONSEQUENCES........................................... 231
 Introduction............................................................. 231
 Summary of Tax Opinions.................................................. 232
 Tax Status of the Operating Partnership.................................. 234
 Tax Consequences of the Mergers.......................................... 236
 Tax Treatment of Limited Partners Who Exercise Their Right to Make the
  Common Share Election or the Note Election.............................. 250
 Tax Treatment of Limited Partners Who Hold OP Units Following the
  Mergers................................................................. 251
 Federal Income Taxation of Host REIT Following the Mergers............... 263
 Taxation of Taxable U.S. Shareholders of Host REIT Generally............. 275
 Backup Withholding for Host REIT Distributions........................... 277
 Taxation of Tax-Exempt Shareholders of Host REIT......................... 277
 Taxation of Non-U.S. Shareholders of Host REIT........................... 278
 Tax Aspects of Host REIT's Ownership of OP Units......................... 281
 Other Tax Consequences for Host REIT and Its Shareholders................ 282
VOTING PROCEDURES......................................................... 283
 Distribution of Solicitation Materials................................... 283
 Form W-9 and FIRPTA Certification or Withholding Certificate Required.... 283
 No Special Meetings...................................................... 284
 Required Limited Partner Vote and Other Conditions....................... 284
OP UNIT EXCHANGE ELECTION PROCEDURES...................................... 288
 Description of the Common Share Election................................. 288
 Description of the Note Election......................................... 289
 Election Procedures...................................................... 289
 Form W-9 and FIRPTA Certification or Withholding Certificate Required.... 289
EXPERTS................................................................... 290
LEGAL MATTERS............................................................. 290
AVAILABLE INFORMATION..................................................... 290
GLOSSARY.................................................................. 292
INDEX TO FINANCIAL STATEMENTS............................................. F-1

APPENDICES
  Appendix A--Form of Amended and Restated Agreement of Limited Partnership
              of Host Marriott, L.P.
  Appendix B--Fairness Opinion of American Appraisal Associates, Inc. Appendix C--Tax Opinion of Hogan & Hartson L.L.P. with respect to the
              Mergers
  Appendix D--Form of Tax Opinion of Hogan & Hartson L.L.P. with Respect to
              Qualification of Host REIT as a REIT
  Appendix E--Estimated Adjusted Basis of Limited Partners in Partnership
              Interests and "Share" of Limited Partners in Partnership
              Liabilities

                                    SUMMARY

  This Summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus/Consent Solicitation Statement, including the appendices and supplements hereto (this "Consent Solicitation"), and is presented solely to provide an overview of the transactions described in detail in the remainder of this Consent Solicitation and of the business and investment considerations and risks related to the proposed transactions. Prospective investors are advised not to rely on this Summary, but to carefully review this entire Consent Solicitation.

  The information contained herein, unless otherwise indicated, assumes the REIT Conversion (including the Blackstone Acquisition) occurs, all Partnerships (as defined herein) participate and no Common Shares or Notes (as defined herein) are issued (the "Full Participation Scenario").

FORWARD-LOOKING STATEMENTS

  Certain matters discussed herein or delivered in connection with this Consent Solicitation are forward-looking statements. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," "estimates" or "anticipates" or the negative thereof or other variations thereof or comparable terminology. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements of the Operating Partnership or Host REIT to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements. The cautionary statements set forth under the caption "Risk Factors" and elsewhere in this Consent Solicitation identify important factors with respect to such forward-looking statements, including the following factors that could affect such forward-looking statements: (i) national and local economic and business conditions that will, among other things, affect demand for hotels and other properties, the level of rates and occupancy that can be achieved by such properties and the availability and terms of financing;
(ii) the ability to maintain the properties in a first-class manner (including meeting capital expenditure requirements); (iii) the ability of the Operating Partnership or Host REIT to compete effectively in areas such as access, location, quality of accommodations and room rate structures; (iv) the ability of the Operating Partnership or Host REIT to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations; (v) the ability of Host to obtain required consents of shareholders, lenders, debt holders, partners and ground lessors of Host and its affiliates and of other third parties in connection with the REIT Conversion and to consummate all of the transactions constituting the REIT Conversion (including the Blackstone Acquisition); (vi) changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; (vii) governmental approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof; (viii) the effects of tax legislative action; and (ix) in the case of Host REIT, the timing of Host REIT's election to be taxed as a REIT and the ability of Host REIT to satisfy complex rules in order to qualify for taxation as a REIT for federal income tax purposes and to operate effectively within the limitations imposed by these rules. Although the Operating Partnership and Host REIT believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they can give no assurance that their expectations will be attained or that any deviations will not be material. The Operating Partnership and Host REIT undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

CERTAIN KEY DEFINITIONS

  The following terms have the meanings set forth below. See the "Glossary" at page 292 for the definitions of other capitalized terms used in this Consent Solicitation.

"Host"........................  Host Marriott Corporation, a Delaware
                                corporation, and either the general partner or an affiliate of the general partner of each Partnership, or, as the context may require, Host Marriott Corporation together with its subsidiaries or any of such subsidiaries.

"Host REIT"...................  HMC Merger Corporation, a Maryland corporation, which will be the sole general partner of the Operating Partnership and the successor to Host, or, as the context may require, HMC Merger Corporation, together with its subsidiaries or any of such subsidiaries. In connection with the REIT Conversion, HMC Merger Corporation will change its name to "Host Marriott Corporation."

"Operating Partnership".......  Host Marriott, L.P., a Delaware limited partnership, or, as the context may require, such entity together with its subsidiaries, including the Non-Controlled Subsidiaries (as defined herein), or any of them; also means Host when used to describe such entity on a pro forma basis before the REIT Conversion.

"Company".....................  Host (to the extent of its business and assets to be contributed to the Operating Partnership) with respect to periods prior to the REIT Conversion, and Host REIT and the Operating Partnership collectively with respect to the period after the REIT Conversion.

"Partnership".................  Any of Atlanta Marriott Marquis II Limited
                                Partnership, a Delaware limited partnership
                                ("Atlanta Marquis"); Desert Springs Marriott
                                Limited Partnership, a Delaware limited
                                partnership ("Desert Springs"); Hanover
                                Marriott Limited Partnership, a Delaware limited partnership ("Hanover"); Marriott Diversified American Hotels, L.P., a Delaware limited partnership ("MDAH"); Marriott Hotel Properties Limited Partnership, a Delaware limited partnership ("MHP"); Marriott Hotel Properties II Limited Partnership, a Delaware limited partnership ("MHP2"); Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. ("Chicago Suites"), a Rhode Island limited partnership; and Potomac Hotel Limited Partnership, a Delaware limited partnership ("PHLP"); or, as the context may require, any such entity together with its subsidiaries, or any of such subsidiaries.

"General Partner".............  The general partner of a Partnership, each of which general partner is a wholly owned, direct or indirect subsidiary of Host (except in the case of PHLP, in which Host is the general partner).

"Limited Partners"............  The limited partners, excluding those affiliated with Host, of the Partnerships.

"Partnership Interests".......  The interests of the Limited Partners in their respective Partnerships.

"OP Units"....................  The limited partnership interests in the
                                Operating Partnership.

"Common Shares"...............  Shares of common stock, par value $.01 per share, of Host REIT.

"Note"........................  An unsecured 6.56% Callable Note due December
                                15, 2005 of the Operating Partnership with a principal amount equal to the Note Election Amount of the Limited Partner's Partnership Interest.

"Crestline"...................  Crestline Capital Corporation (formerly HMC
                                Senior Communities, Inc.), a Delaware
                                corporation, or, as the context may require, such entity together with the Lessees (as defined herein) and its other subsidiaries or any of them, which currently is a wholly owned subsidiary of Host but will become a separate public company as part of the REIT Conversion.

"Non-Controlled
Subsidiaries".................  The one or more taxable corporations in which the Operating Partnership will own 95% of the economic interest but no voting stock and which will hold various assets contributed by Host and its subsidiaries to the Operating Partnership, which assets, if owned directly by the Operating Partnership, could jeopardize Host REIT's status as a REIT.

"Private Partnership".........  A partnership (other than a Partnership) or limited liability company that owns one or more full-service Hotels and that, prior to the REIT Conversion, is partially but not wholly owned by Host or one of its subsidiaries. The Private Partnerships are not participating in the Mergers.

"Hotel Partnership"...........  Any Partnership or Private Partnership.

"Merger"......................  The proposed merger of a subsidiary of the
                                Operating Partnership (a "Merger Partnership") into a Partnership pursuant to this Consent Solicitation, in which the Partnership will be the surviving entity and will become a subsidiary of the Operating Partnership.

"Blackstone Acquisition"......  The expected acquisition from The Blackstone
                                Group and a series of funds controlled by Blackstone Real Estate Partners (collectively, the "Blackstone Entities") of ownership of, or controlling interests in, twelve hotels and a mortgage loan secured by a thirteenth hotel in exchange for OP Units, the assumption of certain liabilities and other consideration, including up to 18% of the shares of Crestline common stock, to the extent such acquisition is consummated.

"Initial E&P Distribution"....  One or more taxable distributions by Host or
                                Host REIT to its shareholders in connection with the REIT Conversion consisting of shares of common stock of Crestline and cash or other consideration in an amount to be determined.

"REIT Conversion".............  (i) The contribution by Host of its wholly owned Hotels, its interests in the Hotel
                                Partnerships and certain other businesses and assets to the Operating Partnership, (ii) the recently completed refinancing and amendment of the debt securities and certain credit facilities of Host substantially in the manner described herein, (iii) the Mergers (if and to the extent consummated), (iv) the acquisition (whether by merger or otherwise) by the Operating Partnership of certain Private Partnerships or interests therein (if and to the extent consummated), (v) the Blackstone Acquisition (if and to the extent consummated),
                                (vi) the creation and capitalization of the Non-Controlled Subsidiaries, (vii) the merger of Host into Host REIT and the distribution by Host or Host REIT of Crestline common stock and cash or other consideration to its shareholders and the Blackstone Entities in connection with the Initial E&P Distribution (as defined herein), (viii) the leasing of the Hotels to subsidiaries of Crestline or others and (ix) such other related transactions and steps occurring prior to, substantially concurrent with or within a reasonable time after the Effective Date as Host may determine in its sole discretion to be necessary or desirable to complete or facilitate the transactions contemplated herein or otherwise to permit Host REIT to elect to be treated as a REIT for federal income tax purposes for the first full taxable year commencing after the Mergers.

OVERVIEW

  This Consent Solicitation is being furnished to the Limited Partners of each Partnership to solicit their approval of a Merger of their Partnership with a subsidiary of the Operating Partnership, which has been formed primarily to continue and expand the full-service hotel ownership business of Host, operating together with its general partner, Host REIT, as an umbrella partnership REIT (an "UPREIT"). If the requisite Limited Partners of each Partnership consent to a Merger of their respective Partnership and to certain related amendments to the respective Partnership's partnership agreement and the other conditions for consummation of a Merger (including completion of the REIT Conversion) are satisfied or waived, the Operating Partnership will acquire such Partnership (a "Participating Partnership") by merger and the Limited Partners of such Participating Partnership will receive OP Units. The number of OP Units to be received by the Limited Partners in the Mergers will be based upon the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Mergers (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit even if such average trading price is less than $9.50 or greater than $15.50 per Common Share). The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. Each Limited Partner can elect, at any time prior to the end of the Election Period (as defined herein), to receive either Common Shares or a
Note in exchange for all OP Units received in the Mergers.

  The General Partners, the Operating Partnership and Host REIT believe that participation in the Mergers will provide the following benefits to Limited
Partners:

  . The opportunity to receive regular cash distributions per OP Unit equal to the distributions paid on each Host REIT Common Share;

  . The ability to participate in the operations of a larger, more diverse enterprise with growth opportunities and generally lower leverage;

  . The ability to receive, in exchange for their OP Units, freely tradeable
    Host REIT Common Shares in connection with the Mergers;

  . The ability of Limited Partners who retain OP Units, at any time beginning one year following the Mergers, to liquidate their investment in the Operating Partnership for cash based upon the price of Host REIT Common Shares or, at the election of Host REIT, Host REIT Common Shares; and

  . The deferral, for Limited Partners who retain OP Units, of recognition of at least a substantial portion of any built-in taxable gain attributable to their Partnership Interests generally until such time as each Limited Partner elects to trigger such gain.

  Host and the General Partners are proposing the Mergers in connection with a plan adopted by Host to restructure its business operations so that it will qualify as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which currently is expected to be the year commencing January 1, 1999 (but which might not be until the year beginning January 1, 2000). Host's reasons for engaging in the REIT Conversion include the following:

  . Host believes the REIT structure, as a more tax efficient structure, will provide improved operating results through changing economic conditions and all phases of the hotel economic cycle.

  . Host believes the REIT Conversion, which will reduce corporate-level taxes and the need to incur debt to reduce corporate taxes through interest deductions, will improve its financial flexibility and allow it to continue to strengthen its balance sheet by reducing its overall debt to equity ratio over time.

  . As a REIT, Host believes it will be able to compete more effectively with other public lodging real estate companies that already are organized as REITs and to make performance comparisons with its peers more meaningful.

  . By becoming a dividend paying company, Host believes its shareholder base will expand to include investors attracted by yield as well as asset quality.

  . Host believes the adoption of the UPREIT structure will facilitate tax-deferred acquisitions of other hotels (such as in the case of the Blackstone Acquisition and the Mergers).

Host believes that these benefits justify the REIT Conversion even if the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999 (in which event the effectiveness of Host's REIT election could be delayed until January 1, 2000).

  The primary business objectives of the Operating Partnership and Host REIT will be to (i) achieve long-term sustainable growth in "Funds From Operations" (defined as net income (or loss) computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures) and cash flow per OP Unit or Common Share, (ii) increase asset values by improving and expanding the initial Hotels, as appropriate, (iii) acquire additional existing and newly developed upscale and luxury full-service hotels in targeted markets, (iv) develop and construct upscale and luxury full-service hotels and (v) potentially pursue other real estate investments.

  If the REIT Conversion is consummated as contemplated (including the Blackstone Acquisition), the Operating Partnership is expected initially to own, or have controlling interests in, approximately 125 full-service hotels, located throughout the United States and Canada containing approximately 58,500 rooms and operating primarily under the Marriott, Ritz-Carlton, Four Seasons, Swissotel and Hyatt brand names (the "Hotels").

  Because REITs are not permitted under current federal income tax law to derive revenues directly from the operation of hotels, the Operating Partnership will lease the Hotels to lessees (the "Lessees") that will operate the Hotels under the existing management agreements and pay rent to the Operating Partnership, as more fully described herein. The Lessees generally will be wholly owned indirect subsidiaries of Crestline. Crestline, which currently is a wholly owned subsidiary of Host, will become a separate public company when Host or Host REIT distributes the common stock of Crestline and cash or other consideration to its existing shareholders and the Blackstone Entities in connection with the Initial E&P Distribution. Shares of Host REIT and Crestline will become separately traded securities and the companies will operate independently. There will be no overlap between the boards of Host REIT and Crestline. There will be a substantial overlap of shareholders of the two companies initially, but this overlap will diverge over time.

  As the first step in a strategy to acquire non-Marriott as well as Marriott branded hotels, Host has entered into an agreement with the Blackstone Entities to acquire from the Blackstone Entities ownership of, or controlling interests in, twelve upscale and luxury full-service hotel properties (the "Blackstone Hotels") and certain other related assets (including a mortgage loan secured by an additional hotel) in exchange for a combination of cash and the assumption of debt totalling $862 million, 43.7 million OP Units (based upon a negotiated value of $20.00 per OP Unit), and up to 18% of the shares of Crestline common stock and other consideration. If the Blackstone Acquisition is consummated, the interests in the Blackstone Hotels will be contributed by the Blackstone Entities to the Operating Partnership as part of the REIT Conversion. The Blackstone Hotels will be leased to Lessees that are subsidiaries of Crestline and will continue to be managed under their existing management agreements. See "Business and Properties--Blackstone Acquisition."

  The following table sets forth certain information as of June 19, 1998 (or, in the case of average daily rate, average occupancy and revenues per available room ("REVPAR"), for the twenty-four weeks then ended ("First Two Quarters 1998")) for the Hotels that are expected to comprise the Operating Partnership's initial full-service lodging portfolio:

                               NUMBER    NUMBER   AVERAGE    AVERAGE
   CURRENT OWNER              OF HOTELS OF ROOMS DAILY RATE OCCUPANCY REVPAR(1)
   -------------              --------- -------- ---------- --------- ---------
   Atlanta Marquis(2)(3).....      1      1,671   $138.66     69.1%    $ 95.81
   Desert Springs(2).........      1        884    214.47     79.7      170.93
   Hanover(2)................      1        353    142.62     71.5      101.97
   MHP(2)(4).................      2      2,127    176.75     85.0      150.24
   MHP2(2)(5)................      4      3,411    152.56     80.4      122.66
   Chicago Suites............      1        256    159.98     82.0      131.18
   MDAH......................      6      1,692    114.66     77.0       88.29
   PHLP(6)...................      8      3,181    117.81     81.1       95.54
   Blackstone Hotels.........     12      5,520    175.53     72.0      126.41
   Host (historical)(6)(7)...    101     49,019    145.04     78.6      114.02
   Host (pro forma)(6)(8)....    126     58,603    146.18     77.8      113.67

--------
(1) REVPAR is a commonly used indicator of market performance of hotels. REVPAR measures daily room revenues generated on a per room basis by combining the average daily room rate charged and the average daily occupancy achieved. REVPAR excludes food and beverage and other ancillary revenues generated by the hotel.
(2) Currently included in Host's consolidated financial statements.
(3) Atlanta Marquis has an 80% residual interest in the Atlanta Marriott Marquis Hotel.
(4) Includes Marriott's Harbor Beach Resort, in which MHP owns a 50.5% interest.
(5) Includes the Santa Clara Marriott, in which MHP2 owns a 50% interest and Host owns the remaining 50% interest.
(6) Includes the Tampa Westshore Marriott and the Raleigh Crabtree Marriott, which are currently consolidated by Host. A subsidiary of Host provided 100% nonrecourse financing totaling approximately $35 million to PHLP, in which Host owns the sole general partner interest, for the acquisition of these two hotels.
(7) Includes the hotels owned by Atlanta Marquis, Desert Springs, Hanover, MHP and MHP2.
(8) Includes the hotels owned by all Hotel Partnerships and the Blackstone Hotels, assuming the Full Participation Scenario.

RISK FACTORS

  The following is a summary of the material risks associated with the Mergers. This summary is qualified in its entirety by the detailed discussion in the section entitled "Risk Factors" contained in this Consent Solicitation. Some of the significant matters Limited Partners should consider carefully include:

  . Substantial Benefits to Related Parties. Host REIT and its subsidiaries will realize substantial benefits from the Mergers and the REIT Conversion, including savings from a substantial reduction in corporate-level income taxes expected as a result of the REIT Conversion. To the extent that the anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock before the Effective Date, such benefits will not be shared with the Limited Partners. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partners in connection with the Mergers.

  . Absence of Arm's Length Negotiations. No independent representative was retained to negotiate on behalf of the Limited Partners. Although the General Partners have obtained the Appraisals (as defined herein) and the Fairness Opinion (as defined herein) from American Appraisal Associates, Inc., an independent, nationally recognized hotel valuation and financial advisory firm ("AAA"), AAA has not negotiated with the General Partners or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the Limited Partners if such terms and conditions were the result of arm's length negotiations.

  . Other Conflicts of Interest. The Mergers, the REIT Conversion and the recommendations of the General Partners involve the following conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partners and Crestline. The General Partners, which are all subsidiaries of Host (except for PHLP, in which Host is the General Partner), must assess whether a Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships participate and Host REIT will benefit if the value of the OP Units received by the Limited Partners in the Mergers is less than the value of their Partnership Interests. In addition, the terms of the Leases of the Hotels, including the Participating Partnerships' Hotels, will be determined by Host and the terms of the Partnership Agreement, including provisions which benefit Host REIT, have been determined by Host. Such conflicts may result in decisions that do not fully reflect the interests of all Limited Partners.

  . Exchange Value May Not Equal Fair Market Value of the Partnerships'
    Hotels. Each Limited Partner of a Participating Partnership who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such Limited Partner's Partnership Interest. The determination of the Exchange Value of each Partnership involves numerous estimates and assumptions. There is no assurance that the Exchange Value of a Partnership will equal the fair market value of the Hotels and other assets contributed by such Partnership. See "Determination of Exchange Values and Allocation of OP Units."

  . Allocation of OP Units to Host REIT Is Different from Allocation of OP
    Units to the Partnerships. Following the REIT Conversion, Host REIT will own a number of OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers and the OP Units to be acquired from Limited Partners who elect to receive Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units, in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. The

   Partnerships will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and the Partnerships may result in Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Values and Allocation of OP Units."

  . Allocations of OP Units to the Blackstone Entities and the Private
    Partnerships Were Not Determined by the Exchange Value Methodologies. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquisition did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partners' interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  . Price of OP Units or Common Shares Might Be Less than the Fair Market
    Value of the Partnership Interests. The price of an OP Unit for purposes of the Mergers will be equal to the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Mergers (but it will not be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Mergers. This could result in the Limited Partners receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Mergers or the fair market value of their Partnership Interests.

  . Inability of Limited Partners Who Retain OP Units to Redeem OP Units for
    One Year. Limited Partners who retain OP Units received in the Mergers will be unable to redeem such OP Units for one year following the Mergers. Until then, Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.

  . Value of the Notes Will be Less than the Exchange Value. In exchange for
    OP Units received in a Merger, each Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest. The deemed value of the OP Units will exceed the principal amount of the corresponding Notes in all Partnerships (because the Exchange Values will be higher than the Note Election Amounts) and there is no assurance that the Note a Limited Partner receives will have a value equal to either (i) the fair market value of the Limited Partner's share of the Hotels and other assets owned by his Partnership or (ii) the principal amount of the Notes. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both the Participating Partnerships and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which ranks equally with such Notes.

  . Cash Distributions May Exceed Cash Available for Distribution; Reduced
    Cash Distributions for Certain Limited Partners. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217 million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions. In addition, the estimated initial annual cash distributions of the Operating Partnership or Host REIT to the Limited Partners of MHP and MHP2 per Partnership Unit ($7,645 and $12,862, respectively) will be less than the estimated cash distributions from operations of MHP and MHP2 per Partnership Unit ($16,000 and $27,164, respectively) during 1998.

  . Timing of the REIT Conversion. Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. The deadline for consummation of the Mergers is June 30, 1999, unless extended by mutual agreement of the Operating Partnership and the General Partners to a date no later than December 31, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share, but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated.

  . Fundamental Change in Nature of Investment; Potential
    Underperformance. The Mergers and the REIT Conversion involve a fundamental change in the nature of a Limited Partner's investment from holding an interest in one or more Partnerships, some of which were structured as tax shelter or tax credit investments, and each of which is a finite-life entity, has a fixed portfolio of one or more Hotels and distributes the cash flow from the operation of such Hotels to its Limited Partners, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company with an expected portfolio of approximately 125 Hotels that (i) collects and distributes to its limited partners rents received from the Lessees (which will bear the risks and receive the direct benefits of the Hotels' operations),
    (ii) has the ability to acquire additional hotels and (iii) is able to reinvest proceeds from sales or refinancings of existing Hotels in other hotels. In addition, each Limited Partner's investment will change from one that allows a Limited Partner to receive a return of capital in the form of distributions from any net proceeds of a sale or refinancing of a Partnership's assets to an investment in which a Limited Partner who retains OP Units likely would realize a return of capital only through the exercise of the Unit Redemption Right. Those Limited Partners who elect to receive Common Shares in connection with the Mergers will hold an equity interest in a publicly traded REIT that (i) provides immediate liquidity, (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income, (iii) allows shareholders to influence management by participation in the election of directors and (iv) realizes substantial corporate tax savings as long as certain requirements are met. A Limited Partner's share of the liquidation proceeds, if any, from the sale of a Partnership's Hotel or Hotels could be higher than the amount realized upon exercise of the Unit Redemption Right, the sale of Common Shares received in connection with the Mergers or payments on any Note received by a Limited Partner who elects to exchange his OP Units for such Note. An investment in the Operating Partnership or Host REIT may not outperform an investment in any individual Partnership. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  . Exposure to Market and Economic Conditions of Other Hotels. As a result of the Mergers, Limited Partners in Participating Partnerships who retain OP Units or elect to receive Common Shares in connection with the Mergers will own interests in a much larger enterprise with a broader range of assets than any of the Partnerships individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners regardless of whether a particular Limited Partner previously was an investor in such affected assets. Each Partnership owns discrete assets, and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than those Hotel(s) previously owned by an individual Partnership.

  . Limited Partners Have No Cash Appraisal Rights. Limited Partners of
    Participating Partnerships who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  . Uncertainties as to the Size and Leverage of the Operating
    Partnership. The Limited Partners cannot know at the time they vote on a Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger (a "Non-Participating Partnership"). In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership, but the Operating Partnership may, in turn, contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  . Other Uncertainties at the Time of Voting Include the Number of OP Units to be Received. There are several other uncertainties at the time the Limited Partners must vote on the Mergers, including (i) the exact Exchange Value for each Partnership (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Mergers, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50 per OP Unit) and which, together with the Exchange Value, will determine the number of OP Units (or Common Shares) the Limited Partners of each Participating Partnership will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount is determined. For these reasons, the Limited Partners cannot know at the time they vote on a Merger these important aspects of the Merger and they will not know the number of OP Units received in a Merger until approximately 25 trading days after the Merger.

  . Current Host Common Stock Price Is Not Necessarily Indicative of the
    Price of Host REIT Common Shares Following the REIT Conversion. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and cash or other consideration to be distributed in connection with the Initial E&P Distribution) and not solely the business and assets of Host REIT following the REIT Conversion. Host's current stock price also is affected by general market conditions.

  . Lack of Control over Hotel Operations and Non-Controlled
    Subsidiaries. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the existing managers of the Hotels (the "Managers") pursuant to the existing long-term management agreements (the "Management
    Agreements"). The Operating Partnership will not operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only a limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. The Operating Partnership also will not own any of the voting stock of the Non-Controlled Subsidiaries, which may own, in the aggregate, up to 20% by value of the Operating Partnership's assets. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels and the Non-Controlled Subsidiaries to operate and manage their businesses.

  . Dependence upon Crestline. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of Host REIT's revenues. Crestline's financial condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to holders of OP Units, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. As of June 19, 1998, on a pro forma basis, after giving effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  . Expiration of the Leases and Possible Inability to Find Other
    Lessees. The Leases generally will expire seven to ten years after the Effective Date, and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the Code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution.

  . Requisite Vote of Limited Partners of Partnerships Binds All Limited
    Partners. For each Partnership, approval of a Merger and the related amendments to its partnership agreement by the requisite vote of the Limited Partners, as described in "Voting Procedures--Required Limited Partner Vote and Other Conditions," will cause the Partnership to participate in the Merger and will bind all Limited Partners of such Partnership, including Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to its partnership agreement.

  . Inability to Obtain Third-Party Consents May Have a Material Adverse
    Effect. There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. The inability of Host, the Operating Partnership or Host REIT to obtain one or more such consents could cause a default under cross-default provisions of the Company's principal credit facilities or otherwise have a material adverse effect on the Operating Partnership and Host REIT and thus could reduce the value of the OP Units and Common Shares.

  . Competition in the Lodging Industry. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry, in which virtually all of the Hotels operate, is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities.
    The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions, (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership.

  . Substantial Indebtedness of the Operating Partnership. The Operating
    Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities), which represents an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is capital intensive, and it will have significant capital requirements in the future. The Operating Partnership's leverage level could affect its ability to (i) obtain financing in the future, (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distributions to partners (including Host REIT), (iv) pursue its acquisition strategy or (v) compete effectively or operate successfully under adverse economic conditions.

  . No Limitation on Debt. There are no limitations in Host REIT's or the Operating Partnership's organizational documents which limit the amount of indebtedness either may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur.

  . Rental Revenues from Hotels Subject to Prior Rights of Lenders. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnership (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and to make distributions to holders of OP Units (including Host REIT).

  . Ownership Limitations. No person or persons acting as a group may own, actually or constructively (as determined under the applicable Code provisions), (i) in excess of 9.8% of the number or value of outstanding Common Shares of Host REIT or (ii) in excess of 4.9% of the value of the OP Units (other than Host REIT and The Blackstone Group), subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances.

  . Anti-Takeover Effect of Certain Provisions of Host REIT's Charter and
    Bylaws, Maryland Law and the Shareholder Rights Plan. The Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, as well as provisions of Maryland law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Host REIT. These provisions could limit the price that certain investors might be willing to pay in the future for Common Shares. Certain of these provisions provide for a staggered board and allow Host REIT to issue, without shareholder approval, preferred shares or other stock having rights senior to those of the Common Shares. The Board of Directors also is authorized, without a vote of shareholders, to classify or reclassify unissued common or preferred shares into another class or series of shares. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. The Charter also provides that no person or persons acting as a group may own more than 9.8% (in number or value) of the outstanding shares of any class or series of shares of Host REIT. Host REIT also intends to adopt a Shareholder Rights Plan to replace the existing stockholder rights plan of Host. Host REIT also will become subject to the business combination and control share provisions under Maryland law. Marriott International, Inc. ("Marriott International") has the right to purchase up to 20% of each class of Host's outstanding voting stock at the then fair market value upon the occurrence of certain change of control (or potential change of control) events involving Host, which right will continue in effect after the Mergers until June 2017, subject to certain limitations intended to protect the REIT status of Host REIT. See "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."

  . Effect of Subsequent Events upon Recognition of Gain. Even though the
    Limited Partners of the Participating Partnerships (other than those who elect to receive Common Shares or a Note in exchange for OP Units in connection with the Mergers) generally are not expected to recognize significant taxable gain at the time of the Mergers, there are a variety of events and transactions (including the sale of one or more of the Hotels or the reduction of indebtedness securing one or more of the Hotels or, possibly, with respect to the MHP Limited Partners, the transfer of MHP's interest in the Harbor Beach Resort to a Non-Controlled Subsidiary in connection with the REIT Conversion in the event that certain third-party consents to the MHP Merger and the REIT Conversion are not obtained) that could cause a Limited Partner to recognize all or a part of the gain that otherwise has been deferred through the REIT Conversion. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Effect of Subsequent Events." Certain Hotels (including the Blackstone Hotels) will be covered by agreements with third parties which will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. In addition, if Atlanta Marquis participates in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Atlanta Marquis Hotel or to refinance the debt secured by such Hotel without compensating certain outside partners for the resulting adverse tax consequences. The partnership agreement of the Operating Partnership, which is substantially in the form attached hereto as Appendix A (the "Partnership Agreement"), does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions). In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transactions) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units--Sales of Assets."

  . Sale of Personal Property May Result in Gain to Limited Partners in
    Certain Partnerships. In order to facilitate the participation of Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP in the Mergers without adversely affecting Host REIT's qualification as a REIT, the Operating Partnership will require, as part of the Mergers, that Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP sell a portion of the personal property associated with the Hotels owned by such Partnerships to a Non-Controlled Subsidiary. These sales will be taxable transactions and, with the exception of the sale by Hanover, may result in an allocation of a relatively modest amount of ordinary recapture income by each Partnership to its Limited Partners. This income, if any, will be allocated to each Limited Partner in the same proportion and to the same extent that such Limited Partner was allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income. A Limited Partner who receives such an allocation of recapture income would not be entitled to any special distribution from his Partnership in connection with the sale of personal property.

  . Election to Exchange OP Units for Common Shares. A Limited Partner who elects to receive Common Shares in exchange for his OP Units in connection with the Mergers (the "Common Share Election") will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common
    Shares becomes fixed (which would be January 22, 1999 if the Effective
    Date of the Mergers is December 30, 1998). If such Limited Partner has a "negative capital account" with respect to his Partnership Interest, he will recognize "phantom income" (i.e., the income recognized would exceed the value of the Common Shares by the amount of his negative capital account). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." Limited Partners who elect to receive Common Shares in connection with the Mergers will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Mergers).

  . Election to Exchange OP Units for Notes. A Limited Partner who elects to receive a Note in exchange for his OP Units in connection with the Mergers (the "Note Election") will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Mergers (which currently is expected to occur on December 30, 1998). A Limited Partner who receives a Note may be eligible to defer at least a portion, but not all, of that gain under the "installment sale" rules until principal on the Note is paid. A Limited Partner with a "negative capital account" with respect to his Partnership Interest who elects to receive a Note in connection with the Mergers will recognize "phantom income" in that amount in any event at the time the taxable disposition is deemed to occur. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  . Failure of Host REIT to Qualify as a REIT for Tax Purposes. Taxation of
    Host REIT as a corporation if it fails to qualify as a REIT, and Host REIT's subsequent liability for federal, state and local taxes on its income and property, would, among other things, have the effect of reducing cash available for distribution to Host REIT's shareholders and materially reducing the value of the Common Shares and OP Units.

  . Failure of the Operating Partnership to Qualify as a Partnership for Tax
    Purposes. Taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership and the Operating Partnership's subsequent liability for federal, state and local income taxes would, among other things, have the effect of reducing cash available for distribution to holders of OP Units and Common Shares, would cause Host REIT to fail to qualify as a REIT for tax purposes and would cause the holders of OP Units to recognize substantial taxable gain at the time the Operating Partnership ceases to qualify as a partnership.

  . Failure of the Leases to Qualify as Leases. If one or more of the Leases of the Hotels to the Lessees were to be disregarded for tax purposes (for example, because a Lease was determined to lack economic substance), Host REIT would fail to qualify as a REIT and the Operating Partnership might be treated as a corporation for federal income tax purposes, which would have a material adverse impact on the Limited Partners and the value of the OP Units and the Common Shares.

  . Change in Tax Laws. No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification.

  . Limited Partners Need to Consult with Their Own Tax Advisors. Because the specific tax attributes of a Limited Partner and the facts regarding such Limited Partner's interest in his Partnership could have a material impact on the tax consequences to such Limited Partner of the Mergers (including the decision whether to elect to receive Common Shares or a Note in exchange for OP Units in connection with the Mergers) and the subsequent ownership and disposition of OP Units, Common Shares or a Note, it is essential that each Limited Partner consult with his own tax advisors regarding the application of federal, foreign, state and local tax laws to such Limited Partner's personal tax situation.

  . Effect of Possible Classification as a Publicly Traded Partnership on
    Passive Losses. There is a significant possibility that the Operating Partnership could be classified as a "publicly traded partnership," in which event the Limited Partners would not be able to use suspended passive activity losses from other investments (including from the Partnerships) to offset income from the Operating Partnership. It is estimated that each Limited Partner in Atlanta Marquis, Chicago Suites, Desert Springs, MDAH and MHP who purchased his Partnership Interest at the time of the original offering of such

    Interests, has held such Partnership Interest continuously since that time and whose Partnership Interest has been his only investment in a passive activity, would have a passive activity loss carryforward as of December 31, 1998.

  . Host REIT's Substantial Deferred Tax and Contingent Liabilities. Host
    REIT will have substantial deferred tax liabilities attributable to Host's assets and operations that are likely to be recognized in the next ten years (notwithstanding Host REIT's status as a REIT), and the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities, as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur), whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

THE REIT CONVERSION

  The transactions summarized below collectively constitute the REIT Conversion. If the required shareholder and partner approvals for the various transactions are obtained and other conditions to the different steps in the REIT Conversion are satisfied or waived, these transactions are expected to occur at various times prior to the end of 1998 (or as soon thereafter as practicable). The Mergers of the Participating Partnerships are expected to occur at the final stage of the REIT Conversion. The Operating Partnership and the General Partners are seeking the approval of the Mergers and the related partnership agreement amendments at this time, in advance of satisfaction of all other contingencies, in order to determine how the Partnerships will fit into the UPREIT structure following the REIT Conversion, which Host desires to implement during 1998 in order to permit Host REIT to qualify as a REIT for its 1999 taxable year. Consummation of the Mergers is not conditioned on the REIT Conversion being completed in time for Host REIT to elect REIT status effective January 1, 1999. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the effectiveness of Host REIT's election could be delayed until January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's cash distributions per Common Share but not the Operating Partnership's cash distributions per OP Unit) and could cause the Blackstone Acquisition not to be consummated. In view of the complexity of the REIT Conversion and the number of transactions that must occur to complete the REIT Conversion, Host and the General Partners believe that it is beneficial both to the Limited Partners and the shareholders of Host to complete the REIT Conversion as soon as practicable, even if the REIT Conversion cannot be completed prior to January 1, 1999. If Host REIT's election to be taxed as a REIT is not effective on January 1, 1999, Host REIT intends to operate following the REIT Conversion in a manner that would permit it to qualify as a REIT at the earliest time practicable, and it might pursue a merger with another entity or other transaction that would permit it to commence a new taxable year and elect REIT status prior to January 1, 2000. Host REIT in any event would elect to be treated as a REIT for federal income tax purposes not later than its taxable year commencingJanuary 1, 2000. It is a condition to the Mergers that they be completed by June 30, 1999, unless the General Partners and the Operating Partnership mutually agree to extend that deadline to a date no later thanDecember 31, 1999.

  . Contribution of Host's Lodging Assets to the Operating Partnership. As a preliminary step, at various times during 1998, Host will contribute its wholly owned full-service hotel assets, its interests in the Hotel Partnerships (other than its interests in the General Partners, who will remain in existence as subsidiaries of Host REIT and will receive OP
    Units in the Mergers) and its other assets (excluding its senior living assets and the cash or other consideration to be distributed in connection with the Initial E&P Distribution and certain other de minimis assets that cannot be contributed to the Operating Partnership) to the Operating Partnership in exchange for (i) a number of OP Units equal to the number of outstanding shares of common stock of Host at the time of the REIT Conversion (reduced by the number of OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers),
    (ii) preferred partnership
    interests in the Operating Partnership corresponding to any shares of Host preferred stock outstanding at the time of the REIT Conversion and (iii) the assumption by the Operating Partnership of all liabilities of Host (including past and future contingent liabilities), other than liabilities of Crestline. Following these contributions, the Operating Partnership and its subsidiaries will directly or indirectly own all of Host's wholly owned hotels, substantially all of Host's interests in the Hotel Partnerships and all of Host's other assets (excluding its senior living assets and the cash or other consideration to be distributed in connection with the Initial E&P Distribution and certain other de minimis assets that cannot be contributed to the Operating Partnership).

  . Debt Refinancing. In August 1998, Host refinanced $1.55 billion of outstanding public bonds (the "Bond Refinancing") through offers to purchase such debt securities for cash and a concurrent solicitation of consents to amend the terms of the debt securities to facilitate the transactions constituting the REIT Conversion. Host obtained the funds for the Bond Refinancing primarily from the issuance of new debt securities and a new $1.25 billion credit facility (the "New Credit Facility"). See "Business and Properties--Indebtedness."

  . Treatment of Convertible Preferred Securities. In the REIT Conversion, the Operating Partnership will assume primary liability for repayment of the $567 million of convertible subordinated debentures of Host underlying the $550 million of outstanding Quarterly Income Preferred Securities of Host ("Convertible Preferred Securities"). As the successor to Host, Host REIT also will be liable on the debentures and the debentures will become convertible into Common Shares, but the Operating Partnership will have primary responsibility for payment of the debentures, including all costs of conversion. Upon conversion by a Convertible Preferred Securities holder, the Operating Partnership will acquire Common Shares from Host REIT in exchange for an equal number of OP Units and distribute the Common Shares to the Convertible Preferred Securities holder. As a result of the distribution of Crestline common stock and the cash or other consideration to Host REIT shareholders in connection with the Initial E&P Distribution, the conversion ratio of the Convertible Preferred Securities will be adjusted to take into account certain effects of the REIT Conversion. See "Business and Properties-- Indebtedness."

  . The Mergers. On the Effective Date, each Participating Partnership will merge with a Merger Partnership. The Participating Partnerships will be the surviving entities of the Mergers and will continue in existence as indirect subsidiaries of the Operating Partnership. In the Mergers, each Limited Partner will receive a number of OP Units with a deemed value equal to the Exchange Value of his respective Partnership Interests. If a Limited Partner elects to receive Common Shares or a Note in exchange for OP Units in connection with the Mergers, such Limited Partner will, upon receipt of his OP Units, tender (or be deemed to tender) all of such OP Units to Host REIT in exchange for an equal number of Common Shares or to the Operating Partnership in exchange for a Note with a principal amount equal to the Note Election Amount of his Partnership Interests. The General Partners and other subsidiaries of Host will also receive OP Units in exchange for their interests in the Partnerships and the General Partners will continue as wholly owned direct or indirect subsidiaries of Host REIT. Partnerships that do not participate in a Merger will continue as separate partnerships, but the Operating Partnership would contribute some or all of the interests in certain of these Partnerships (such as Atlanta Marquis, Desert Springs, Hanover, MHP and MHP2) that it receives from Host and its subsidiaries to a Non-Controlled Subsidiary.

  . Restructuring of the Private Partnerships. The Operating Partnership will acquire the partnership interests from unaffiliated partners of four Private Partnerships in exchange for OP Units and, accordingly, will own all of the interests in those Private Partnerships. For the remaining Private Partnerships, (i) the Operating Partnership will be a partner in the partnership if the unaffiliated partners consent to a lease of the partnership's Hotel(s) to a Lessee or (ii) if the requisite consents to enter into a lease are not obtained, the Operating Partnership may transfer its interest in such partnership to a Non-Controlled Subsidiary.

  . The Blackstone Acquisition. Subject to various terms and conditions, the Operating Partnership expects to acquire from the Blackstone Entities ownership of, or controlling interests in, twelve hotels and two mortgage loans, one secured by one of the acquired hotels and one secured by an additional hotel. In addition, Host REIT will acquire a 25% interest in the Swissotel management company from the Blackstone Entities, which Host REIT will transfer to Crestline. If the Blackstone Acquisition is consummated, the Operating Partnership expects to issue approximately
    43.7 million OP Units (based upon a negotiated value of $20.00 per OP
    Unit), assume debt and make cash payments totaling approximately $862 million and distribute up to 18% of the shares of Crestline common stock and other consideration to the Blackstone Entities.

  . Contribution of Assets to Non-Controlled Subsidiaries. The Operating
    Partnership will organize the Non-Controlled Subsidiaries to hold various assets (not exceeding, in the aggregate, 20% by value of the assets of the Operating Partnership) contributed by Host and its subsidiaries to the Operating Partnership. The direct ownership of most of these assets by the Operating Partnership could jeopardize Host REIT's status as a REIT. These assets primarily will consist of partnership or other interests in hotels which are not leased, certain furniture, fixtures and equipment used in the Hotels and certain international hotels in which Host owns interests. In exchange for the contribution of these assets to the Non-Controlled Subsidiaries, the Operating Partnership will receive nonvoting common stock representing 95% of the total economic interests of the Non-Controlled Subsidiaries. In addition, the Operating Partnership and, prior to the Mergers, Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP (assuming they participate in the Mergers) will sell to a Non-Controlled Subsidiary an estimated $200 million in value of personal property associated with certain Hotels for notes or cash that has been contributed or loaned to the Non-Controlled Subsidiary by the Operating Partnership, or a combination thereof. The Operating Partnership could not lease this personal property to the Lessees without potentially jeopardizing Host REIT's qualification as a REIT. The Non-Controlled Subsidiary will lease such personal property to the applicable Lessees. The Host Marriott Employee Statutory Trust, the beneficiaries of which will be certain employees of Host REIT and a designated charity (the "Host Employee Trust"), and possibly certain other investors will acquire all of the voting common stock representing the remaining 5% of the total economic interests, and 100% of the control, of each Non-Controlled Subsidiary. See "The Mergers and the REIT Conversion--The REIT Conversion."

  . Leases of Hotels. The Operating Partnership, its subsidiaries and its controlled partnerships, including the Participating Partnerships, will lease virtually all of their Hotels to the Lessees pursuant to leases with initial terms ranging generally from seven to ten years (the "Leases"). See "Business and Properties--The Leases." The leased Hotels will be operated by the Lessees under their existing brand names pursuant to their existing long-term Management Agreements, which will be assigned to the Lessees for the terms of the applicable Leases, but under which the Operating Partnership will remain obligated. See "Business and Properties--The Management Agreements."

  . Host REIT Merger and Initial E&P Distribution. Host will merge into Host
    REIT upon obtaining shareholder approval of the merger. Pursuant to the merger agreement, Host shareholders will receive, for each share of Host common stock, one Host REIT Common Share. In connection with the REIT Conversion, Host or Host REIT will make the Initial E&P Distribution. The aggregate value of the Crestline common stock and the cash or other consideration to be distributed to Host or Host REIT shareholders and the Blackstone Entities is currently estimated to be approximately $525 million to $625 million (approximately $2.10 to $2.50 per share to the Host or Host REIT shareholders). The actual amount of the distribution will be based in part upon the estimated amount of accumulated earnings and profits of Host as of the last day of its taxable year in which the Host merger into Host REIT is consummated. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host REIT) in an amount sufficient to permit Host REIT to make such additional distributions. See "The Mergers and the REIT Conversion--The REIT Conversion--Host REIT Merger and Initial E&P Distribution." Limited Partners who elect to receive Common Shares in connection with the Mergers will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Mergers). In addition, under the terms of the Blackstone Acquisition, the Blackstone Entities are entitled to receive a pro rata portion of the same consideration received by Host REIT's shareholders in connection with the Initial E&P Distribution except to the extent the Blackstone Entities elected to receive additional OP Units in lieu thereof. The payment to the Blackstone Entities of Crestline common stock and other consideration is expected to be approximately $90 million to $110 million if the REIT Conversion and the Blackstone Acquisition are consummated.

  Following the REIT Conversion, assuming the Full Participation Scenario, the organizational structure of Host REIT is expected to be as follows:

                           [FLOW CHART APPEARS HERE]
--------
(1) Represents Limited Partners and others who retain OP Units and do not elect to receive Common Shares or Notes; excludes Host and its subsidiaries. Percentage ownership in the Operating Partnership assumes all Limited Partners elect to retain OP Units.
(2) Also will include Limited Partners who elect to receive Common Shares in exchange for the OP Units received in the Mergers. Immediately following the merger of Host into Host REIT and the distribution by Host or Host REIT of Crestline common stock to its shareholders and the Blackstone Entities, the shareholders of Crestline will consist of the shareholders of Host REIT (other than Limited Partners who elect to receive Common Shares in connection with the Mergers) and the Blackstone Entities. The common ownership of the two public companies, however, will diverge over time.
(3) Percentage ownership in the Operating Partnership assumes no Limited Partners elect to receive either Common Shares or Notes in connection with the Mergers and that the price per Common Share is $15.50, which is the maximum price per OP Unit for purposes of the Mergers.
(4) The Operating Partnership will own all or substantially all of the equity interests in the Participating Partnerships, certain Private Partnerships and other Host subsidiaries that own Hotels, both directly and through other direct or indirect, wholly owned subsidiaries of the Operating Partnership or Host REIT. Host will contribute its partial equity interests in the Non-Participating Partnerships and those Private Partnerships whose partners have not elected to exchange their interests for OP Units to the Operating Partnership, and the Operating Partnership will either hold such partial interests or contribute them to the Non-Controlled Subsidiaries.

  Ownership Interests in the Operating Partnership Following the Mergers and the REIT Conversion. Following the Mergers and the REIT Conversion, the Operating Partnership is expected to be owned as set forth below:

                     OWNERSHIP OF THE OPERATING PARTNERSHIP

    ENTITY                                                PERCENTAGE INTEREST(1)
    ------                                                ----------------------
   Host REIT.............................................          75.8%
   Limited Partners of the Partnerships..................           6.9
   Private Partnerships..................................           1.1
   Blackstone Entities...................................          16.2
                                                                  -----
     TOTAL...............................................         100.0%
                                                                  =====

--------
(1) Assumes that all Partnerships participate in the Mergers, that the Blackstone Acquisition is consummated, that all Limited Partners elect to retain OP Units and that the price of an OP Unit is $15.50, which is the maximum price for purposes of the Mergers. The percentage interest of Host REIT will increase, and the percentage interest of the Limited Partners will decrease, if Limited Partners elect to receive Common Shares or Notes in exchange for their OP Units in connection with the Mergers.

THE MERGERS

  Issuance of OP Units. If Limited Partners holding the requisite percentage of outstanding Partnership Interests in a Partnership vote to approve a Merger and certain related amendments to the Partnership's partnership agreement, then such Participating Partnership will merge with a Merger Partnership, with the Participating Partnership being the surviving entity. Each Limited Partner of the Participating Partnership will receive OP Units with a deemed value equal to the Exchange Value of such Limited Partner's Partnership Interests. Limited Partners who retain OP Units will be issued such OP Units promptly following the twentieth trading day following the Effective Date. The General Partners and other Host subsidiaries that own limited partner interests in the Partnerships also will receive OP Units in exchange for their general and limited partner interests in the Partnerships, respectively. The price attributed to an OP Unit, the Exchange Value of each Partnership and the allocation of OP Units will be established in the manner described in detail under "Determination of Exchange Values and Allocation of OP Units."

  Unit Redemption Right. Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time, upon ten business days' notice to the Operating Partnership, and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares ( the "Unit Redemption Right"). Limited Partners must redeem at least 1,000 OP Units (or all remaining OP Units owned by the holder of OP Units if less than 1,000 OP Units) each time the Unit Redemption Right is exercised. See "Description of OP Units--Unit Redemption Right."

  Right to Exchange OP Units for Common Shares. At any time during the period commencing on the date hereof and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date (the "Election Period"), Limited Partners can elect (or revoke any such election previously made) to tender all of the OP Units they will receive in a Merger (if their Partnership approves the Merger) to Host REIT in exchange for an equal number of Common Shares. The Common Shares, which will be issued promptly following the twentieth trading day after the Effective Date of the Mergers, will be freely tradeable and listed on the NYSE. A Limited Partner who makes the Common Share Election will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Mergers is December 30, 1998). See "Description of Capital Stock" and "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  Right to Exchange OP Units for Notes. At any time during the Election Period, Limited Partners can elect (or revoke any such election previously made) to tender all of the OP Units they will receive in a Merger (if their Partnership approves the Merger) to the Operating Partnership in exchange for a Note. The principal amount of the Note received by a Limited Partner will be equal to the Note Election Amount of his Partnership Interest, which will be less than the value of the OP Units that such Limited Partner otherwise would have received (because the Note Election Amount will be less than the Exchange Value for all Partnerships). The Notes will be issued promptly following the twentieth trading day after the Effective Date of the Mergers. Holders of Notes will receive interest payments on a semi-annual basis on June 15 and December 15 of each year at the rate of 6.56% per annum from and after the Effective Date of the Mergers. A Limited Partner who makes the Note Election will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Mergers (which currently is expected to occur on December 30, 1998). See "Description of the Notes" and "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  Distribution Policy. The Operating Partnership and Host REIT intend to pay regular quarterly distributions to holders of OP Units and Common Shares, respectively. Host REIT and the Operating Partnership anticipate that distributions will be paid during January, April, July and October of each year, except that the first distribution in 1999 is expected to be paid at the end of February if the REIT Conversion is completed in 1998.

  The Operating Partnership intends to distribute an amount that will enable Host REIT to distribute to its shareholders an amount equal to 100% of its taxable income (other than capital gains, which will be addressed on a case-by-case basis) for each year no later than the end of January of the following year. The Operating Partnership anticipates that distributions generally will be paid from cash available for distribution (generally equal to cash from operations less capital expenditures and principal amortization on indebtedness); however, to the extent that cash available for distribution is insufficient to make such distributions, the Operating Partnership intends to borrow funds in order to make distributions consistent with this policy.

  Based upon Host's preliminary estimates of Host REIT's taxable income for the twelve months ending December 31, 1999, Host and the Operating Partnership currently estimate that this policy will result in an initial annual distribution by the Operating Partnership of approximately $0.84 per OP Unit ($0.21 per quarter) during the twelve months ending December 31, 1999. If Host's preliminary estimate of $226 million of cash distributions by the Operating Partnership during the twelve months ending December 31, 1999 proves accurate but the Operating Partnership's cash available for distribution were only equal to its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during 1999 totaling $217 million, then the Operating Partnership would be required to borrow approximately $9 million (or $0.04 per OP Unit) to make such distributions. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions. While the Operating Partnership does not believe this will be necessary, it believes it would be able to borrow the necessary amounts under the New Credit Facility or from other sources and that any such borrowing would not have a material adverse effect on its financial condition or results of operations.

  The distributions to shareholders per Common Share are expected to be in an amount equal to the amount distributed by the Operating Partnership per OP Unit. However, if the REIT Conversion is not completed until after January 1, 1999, then Host REIT's distributions to shareholders in 1999 would be lower than the Operating Partnership's distributions per OP Unit (by the amount of Host REIT's 1999 corporate income tax payments) until its REIT election becomes effective, which would be no later than January 1, 2000. The Operating Partnership intends to make distributions during 1999 at the estimated level of $0.84 per OP Unit even if the REIT election of Host REIT were not effective until January 1, 2000, which would result in estimated distributions by Host REIT (after estimated federal and state income tax payments) of $0.52 per Common Share for the full year 1999.

  Distributions will be made in the discretion of the Board of Directors of Host REIT and will be affected by a number of factors, many of which are beyond the control of Host REIT and the Operating Partnership. In order to maintain its qualification as a REIT under the Code, Host REIT is required to distribute (within a certain period after the end of each year) at least 95% of its REIT taxable income for such year. See "Distribution and Other Policies--Distribution Policy." Host REIT and the Operating Partnership intend to establish a dividend reinvestment plan.

  1998 Partnership Distributions. Limited Partners at the Effective Date of the Mergers who retain OP Units will receive cash distributions from their respective Partnerships for all of 1998 and, if the Mergers do not occur in 1998, any portion of 1999 prior to the Mergers for which they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by each Partnership in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Mergers do not occur prior to January 1, 1999, within 90 days after the Effective Date of the Mergers in respect of any 1999 operations. The General Partners of Chicago Suites, Hanover, MDAH and PHLP do not expect that these Partnerships will make any distributions in respect of 1998 operations. Limited Partners at the Effective Date of the Mergers who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from the Partnerships as Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Mergers and prior to the issuance of Common Shares to those Limited Partners who elect to exchange their OP Units for Common Shares. Limited Partners at the Effective Date of the Mergers who receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distributions from the Partnerships as Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  Ownership Interests of Host in the Partnerships. The table below sets forth the current ownership interests of Host in the Partnerships. Following the REIT Conversion, assuming all of the Partnerships participate in the Mergers, the Partnerships will be owned by the Operating Partnership.

   PARTNERSHIP               LIMITED PARTNER INTERESTS GENERAL PARTNER INTERESTS
   -----------               ------------------------- -------------------------
   Atlanta Marquis..........      Class A   0.28%                 1.00%
                                  Class B 100.00
   Chicago Suites...........                0.00                  1.00
   Desert Springs...........                0.00                  1.00
   Hanover..................               47.62                  5.00
   MDAH.....................                0.60                  1.00
   MHP......................               48.33                  1.00
   MHP2.....................               52.75                  1.00
   PHLP.....................                0.06                  1.00

  Limited Partner Vote Required for the Mergers. In the case of Atlanta Marquis, a majority of Class A limited partner interests must be present in person or by proxy to establish a quorum and must vote to approve the Merger. Host and its affiliates own 0.28% of the outstanding Class A limited partner interests and will vote them in favor of the Merger. In the case of each of Chicago Suites and PHLP, the approval required for each Merger is a majority of the outstanding limited partner interests in such Partnership. Host owns no limited partner interests in Chicago Suites and will vote its 0.06% limited partner interests in PHLP in favor of the Merger. In MDAH, a majority of limited partner interests must vote to approve the Merger. Host is not entitled to vote its 0.60% limited partner interest in MDAH on the Merger. In the case of Desert Springs, Hanover, MHP and MHP2, a majority of the limited partner interests held by Limited Partners must be present in person or by proxy for the vote to be recognized and a majority of the limited partner interests actually voting on the Merger must vote for the Merger to approve it. Host is required to vote all of its limited partner interests in Hanover, MHP and MHP2 in the same manner as the majority of the other limited partner interests actually voting on the matter vote. Host or its subsidiaries own a 47.62%, 48.33% and 52.75% limited partner interest in Hanover, MHP and MHP2, respectively. Host does not own any limited partner interests in Desert Springs. The approval of the Merger by the requisite percentage of limited partner interests of a Partnership will cause the Partnership to participate in the Merger so long as the amendments to the partnership agreement are also approved and will bind all Limited Partners of such Partnership, including Limited Partners who voted against or abstained from voting with respect to the Merger. See "Voting Procedures--Limited Partner Required Vote and Other Conditions--Required Limited Partner Vote for the Mergers."

  Amendments to the Partnership Agreements. In order to consummate each Merger as currently proposed, there are a number of amendments required to be made to the partnership agreements of the Partnerships. Limited Partners must vote separately on the Merger and the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon the Partnership's participation in a Merger. The required amendments generally include: (i) permitting the Partnership to enter into the Leases with the Lessees; (ii) reducing to one the number of appraisals of the fair market value of a Partnership's Hotel(s) that the Partnership must obtain before the General Partner can cause a Partnership to sell its assets to the General Partner or an affiliate; and (iii) other amendments required to allow the transactions constituting the Mergers or otherwise necessary or desirable to consummate the Mergers or the REIT Conversion.

  Limited Partner Vote Required for the Amendments to the Partnership Agreements. In the case of Atlanta Marquis, a majority of Class A limited partner interests must be present in person or by proxy to establish a quorum and must vote to approve the amendments to the partnership agreement. Host and its affiliates own 0.28% of the outstanding Class A limited partner interests and will vote them in favor of the amendments. In the case of each of Chicago Suites and PHLP, the approval required for the amendments to the partnership agreement is a majority of the outstanding limited partner interests in such Partnership. Host owns no limited partner interests in Chicago Suites and will vote its 0.06% limited partner interests in PHLP in favor of the amendments. In MDAH, a majority of limited partner interests must vote to approve the amendments to the partnership agreement. Host is not entitled to vote its 0.60% limited partner interest in MDAH on the amendments. In the case of Desert Springs, Hanover, MHP and MHP2, a majority of the limited partner interests held by Limited Partners must be present in person or by proxy for the vote to be recognized and a majority of the limited partner interests actually voting on the amendments to the partnership agreements must vote for the amendments to the partnership agreements to approve them. Host is required to vote all of its limited partner interests in Hanover, MHP and MHP2 in the same manner as the majority of the other limited partner interests actually voting on the matter vote. Host or its subsidiaries own a 47.62%, 48.33% and 52.75% limited partner interest in Hanover, MHP and MHP2, respectively. Host does not own any limited partner interests in Desert Springs. See "Voting Procedures--Required Limited Partner Vote and Other Conditions--Required Limited Partner Vote for the Amendments to the Partnership Agreements."

  Effective Time of the Mergers. The effective time of each Merger (the "Effective Time") will be after the merger of Host into Host REIT becomes effective and the shares of Crestline common stock and other consideration are distributed to Host or Host REIT's shareholders in connection with the Initial E&P Distribution, which is expected to occur during the final stage of the REIT Conversion. The Effective Time currently is expected to occur on or about December 30, 1998, subject to satisfaction or waiver of the conditions to the Mergers, but there is no assurance that it will occur at such time.

  Conditions to Consummation of the Mergers. Participation by each Partnership in a Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

  . Limited Partner Approvals. Limited Partners holding the requisite percentage of Partnership Interests in such Partnership shall have approved the Merger and the amendments to the partnership agreement (as described above).

  . Host Shareholder Approval. Shareholders owning 66 2/3% of the outstanding shares of Host's common stock shall have approved the merger of Host into Host REIT and such merger shall have been consummated.

  . REIT Qualification. Host's Board of Directors shall have determined, based upon the advice of counsel, that Host REIT can elect to be treated as a REIT for federal income tax purposes effective no later than the first full taxable year commencing after the REIT Conversion is completed (which might not be until the year commencing January 1, 2000 if the REIT Conversion is not completed until after December 31, 1998), and Host REIT shall have received an opinion of counsel substantially to such effect.

  . NYSE Listing. The Common Shares shall have been listed on the NYSE.

  . Third-Party Consents. All required governmental and other third-party consents to the Mergers and the REIT Conversion, including consents of lenders, Marriott International and certain of its subsidiaries and ground lessors and consents to transfer material operating licenses and permits and the Management Agreements, shall have been received, except for such consents as would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Host REIT, the Operating Partnership and their subsidiaries taken as a whole.

  . No Adverse Tax Legislation. The United States Congress shall not have enacted legislation, or proposed legislation with a reasonable possibility of being enacted, that would have the effect of (i) substantially impairing the ability of Host REIT to qualify as a REIT or the Operating Partnership to qualify as a partnership, (ii) substantially increasing the federal tax liabilities of Host REIT resulting from the REIT Conversion or (iii) substantially reducing the expected benefits to Host REIT resulting from the REIT Conversion. The determination that this condition has been satisfied will be made by Host, in its discretion.

  . Completion of Mergers by June 30, 1999. The Mergers must have been completed by June 30, 1999, unless the Operating Partnership and the General Partners have mutually agreed to extend the deadline to a date no later than December 31, 1999.

  The obligation of the Operating Partnership to consummate a Merger is subject to satisfaction or waiver of the same or similar conditions.

  Merger Expenses. All costs and expenses incurred in connection with the proposed Mergers (the "Merger Expenses"), whether or not the Mergers are approved by the Partnerships, will be borne by the Operating Partnership, although in certain instances, transfer and recordation taxes and fees are reflected in the Exchange Values and Note Election Amounts. The Operating Partnership also will bear all other costs and expenses incurred by Host and its subsidiaries in connection with the REIT Conversion (the "REIT Conversion Expenses"). See "The Mergers and the REIT Conversion--Expenses."

REASONS FOR THE MERGERS

  The Mergers are being proposed at this time for three principal reasons:

  . First, the General Partners believe that the expected benefits of the Mergers to the Limited Partners, as set forth below, outweigh the risks of the Mergers to the Limited Partners, as set forth in "Risk Factors."

  . Second, the General Partners believe that participation in the REIT
    Conversion through the Mergers is better for the Limited Partners than the alternatives of continuing each Partnership as a standalone entity, liquidating the Partnership, reorganizing the Partnership into a separate REIT or pursuing a merger of one or more Partnerships with another REIT or UPREIT, especially in light of the opportunity to receive OP Units, Common Shares or Notes in connection with the Mergers. See "Determination of Exchange Values and Allocation of OP Units" and "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers."

  . Third, Host is proposing the Mergers at this time to each Partnership because consummation of the Merger as to each Partnership will enable Host to obtain the full benefits of the REIT Conversion with respect to its interests in such Partnership, while also giving the other partners of the Partnership the opportunity to enjoy the benefits of the REIT Conversion. See "Risk Factors--Risks and Effects of the Mergers-- Conflicts of Interest--Substantial Benefits to Related Parties."

  The expected benefits from the Mergers to the Limited Partners include the following:

  . Liquidity. The REIT Conversion will offer Limited Partners liquidity with respect to their investments in the Partnerships because Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Mergers or, for those Limited Partners who retain OP Units, at any time commencing one year following the Mergers, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host REIT Common Share). The election to exchange OP Units for Common Shares in connection with the Mergers or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

  . Regular Quarterly Cash Distributions. The General Partners expect that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. Host expects that these distributions will be higher than the estimated cash distributions from operations during 1998 of all Partnerships except MHP and MHP2, and in any event, the ability to receive distributions quarterly and in regular amounts would be enhanced. For additional information regarding historical and estimated future distributions for the Partnerships, see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers."

  . Substantial Tax Deferral for Limited Partners Not Electing to Exchange OP
    Units for Common Shares or Notes. The General Partners expect that Limited Partners of the Participating Partnerships who do not elect to receive Common Shares or Notes in exchange for OP Units in connection with the Mergers generally should be able to obtain the benefits of the Mergers while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of the Partnership or a sale or other disposition of its assets in a taxable transaction (although Limited Partners in Atlanta Marquis, Desert Springs, MHP and PHLP may recognize a relatively modest amount of ordinary income as the result of required sales of personal property by each such Partnership to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualification as a REIT). Thereafter, such Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right or one or more of the Hotels currently owned by their Partnership are sold or otherwise disposed of in a taxable transaction by the Operating Partnership or the debt now secured by such Hotels is repaid, prepaid or substantially reduced. The federal income tax consequences of the Mergers are highly complex and, with respect to each Limited Partner, are dependent upon many variables, including the particular circumstances of such Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Mergers." Each Limited Partner is urged to consult with his own tax advisors as to the consequences of a Merger in light of his particular circumstances.

  . Risk Diversification. Participation in a Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence upon the performance of, and the exposure to the risks associated with, any particular Hotel or group of Hotels currently owned by an individual Partnership and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands. See "Business and Properties--Business Objectives."

  . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership will have a leverage to value ratio (approximately 62%) that is lower than the leverage to value ratios for five of the Partnerships (Atlanta Marquis, Chicago Suites, Desert Springs, Hanover and PHLP), and that is not significantly different than the leverage ratios for MDAH, MHP and MHP2.

  . Growth Potential. The General Partners believe that the Limited Partners, by directly or indirectly owning interests in a publicly traded real estate company focused primarily on a more diverse and growing upscale and luxury full-service hotel portfolio, will be able to participate in growth opportunities that would not otherwise be available to them.

  . Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a substantially greater equity value than any of the Partnerships individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to any of the Partnerships individually. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity, as compared to the Partnerships individually.

  . Public Market Valuation of Assets. In most instances, the units of limited partnership interest of each Partnership ("Partnership Units") currently trade at a discount to the net asset value of the Partnership's assets. The General Partners believe that by exchanging interests in their existing, non-traded, finite-life limited partnerships with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the Limited Partners will have the opportunity to participate in the recent trend toward ownership of real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.

DETERMINATION OF EXCHANGE VALUES AND ALLOCATION OF OP UNITS

  Following consummation of the REIT Conversion, OP Units are expected to be owned by the following groups:

  . Host REIT, which will own a number of OP Units equal to the number of outstanding Common Shares of Host REIT. These OP Units will consist of
    (i) the OP Units to be acquired in exchange for the contribution of Host's full-service hotel assets and other assets (excluding its senior living assets and the cash or other consideration to be distributed to shareholders of Host or Host REIT and certain other de minimis assets), subject to all liabilities of Host (including past and future contingent liabilities), other than liabilities of Crestline, (ii) the OP Units to be received by the General Partners and other Host subsidiaries with respect to their interests in the Partnerships and (iii) the OP Units to be acquired from Limited Partners who elect to receive Common Shares in connection with the Mergers. The OP Units received by the General Partners and other Host subsidiaries attributable to their interests in the Partnerships will be valued in the same manner as the OP Units attributable to the Limited Partners and will be determined in accordance with the distribution provisions in the partnership agreements of the Partnerships. On a pro forma basis, as of June 19, 1998, Host REIT would have owned approximately 204 million OP Units, based upon the number of outstanding shares of Host common stock at that time, of which the General Partners and other Host subsidiaries would have owned approximately 17.7 million OP Units received with respect to their interests in the Partnerships. If Host issues any shares of preferred stock prior to the REIT Conversion, Host REIT also will own a number of preferred partnership interests in the Operating Partnership equal to the number of outstanding shares of preferred stock.

  . The Blackstone Entities, which will receive approximately 43.7 million OP
    Units in exchange for the contribution of the Blackstone Hotels and certain other related assets, subject to certain liabilities.

  . Limited Partners of the Participating Partnerships, who will receive in the Mergers a number of OP Units based upon the Exchange Values of their respective Partnership Interests and the price per OP Unit (other than Limited Partners who elect to exchange such OP Units for Common Shares or Notes).

  . Partners unaffiliated with Host in four Private Partnerships, who have agreed to exchange their interests in their Private Partnerships for OP Units based upon the value of their interests in their Private Partnerships, as determined by negotiation with Host.

  In the Mergers, the Limited Partners of each Participating Partnership will receive in exchange for their Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of their Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Mergers (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The Limited Partners will become partners in the Operating Partnership at the Effective Time of the Mergers, but the OP Units will not be issued to the Limited Partners until promptly after the twentieth trading day following the Effective Date of the Mergers (which would be promptly after January 29, 1999 if the Effective Date of the Mergers is December 30, 1998).

  The Exchange Value of each Partnership is equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partners have retained AAA to determine the market value of each of the Hotels as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of a Partnership equals the Appraised Value of its Hotels, adjusted as of the Final Valuation Date (as defined herein) for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the fair market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The General Partners have adopted estimates prepared by AAA for each Partnership of the discounted present value, as of January 1, 1998, of the limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves) assuming that the Partnership continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value (the "Continuation Value").

  . Liquidation Value. The General Partners have estimated for each
    Partnership the net proceeds to limited partners resulting from the assumed sale as of December 31, 1998 of the Hotels(s) of the Partnership, each at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer taxes and fees, if any, made in deriving the Adjusted Appraised Value) less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable (the "Liquidation Value").

  For a complete description of the above methodologies, see "Determination of Exchange Values and Allocation of OP Units--Methodology for Determining Exchange Values." Each of the three valuation methodologies is dependent upon a number of estimates, variables and assumptions, including the assumptions used by AAA in preparing the Appraised Values of the Hotels, as well as varying market conditions. No assurance can be given that the estimated values would be accurate under actual conditions. See "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers."

  The following table sets forth the estimated Exchange Value of each Partnership (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum number of OP Units to be received (based upon the maximum price of $15.50 per OP Unit) and the estimated Note Election Amount for each Partnership, all on a per Partnership Unit basis as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units by a Limited Partner who elects to receive Common Shares will equal the number of OP Units received by such Limited Partner. The estimated Exchange Values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated immediately prior to the closing of the Mergers but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be finally determined until such time.

ESTIMATED EXCHANGE VALUES, MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNTS
               (ALL AMOUNTS ON A PER PARTNERSHIP UNIT BASIS)/(1)/

                                                                               ESTIMATED
                         ESTIMATED                                              MINIMUM  ESTIMATED
                         ADJUSTED        ESTIMATED    ESTIMATED      ESTIMATED NUMBER OF   NOTE
                         APPRAISED      CONTINUATION LIQUIDATION     EXCHANGE     OP     ELECTION
      PARTNERSHIP          VALUE           VALUE        VALUE        VALUE(2)  UNITS(3)  AMOUNT(4)
      -----------        ---------      ------------ -----------     --------- --------- ---------
Atlanta Marquis......... $ 41,570         $ 45,425    $    402       $ 45,425    2,931   $ 36,340
Chicago Suites..........   33,133           24,184      31,149         33,133    2,138     31,149
Desert Springs..........   40,880           33,536      27,617         40,880    2,637     32,704
Hanover.................  123,202           98,090      88,474        123,202    7,949     98,562
MDAH....................  109,216           89,340      98,343        109,216    7,046     98,343
MHP.....................  140,032          141,074     124,261        141,074    9,102    124,261
MHP2....................  237,334          211,263     205,140        237,334   15,312    205,140
PHLP....................        0/(5)/       5,040           0/(5)/     5,040      325      4,032

--------
(1) A Partnership Unit in all of the Partnerships except Chicago Suites ($35,000) and PHLP ($10,000) represents an original investment of $100,000.
(2) Estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Mergers.
(4) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").
(5) The estimated Adjusted Appraised Value and the estimated Liquidation Value for PHLP are zero because PHLP's outstanding debt is greater than the Appraised Value of the Hotels and the value of other assets, net of liabilities, owned by PHLP.

DESCRIPTION OF THE COMMON SHARE ELECTION

  Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and if revoked, made again, at any time prior to the end of the Election Period). At their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if a Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. A Limited Partner of a Participating Partnership who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Limited Partner in a Participating Partnership who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to Host REIT for an equal number of Common Shares. The Common Shares will be issued to the Limited Partner promptly following the twentieth trading day after the Effective Date of the Mergers (which would be promptly after January 29, 1999 if the Effective Date of the Mergers is December 30, 1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock-- Common Shares."

DESCRIPTION OF THE NOTE ELECTION

  Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and if revoked, made again, at any time prior to the end of the Election Period). Even if a Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. A Limited Partner of a Participating Partnership who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Limited Partner in a Participating Partnership who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to the Operating Partnership for the Note. The Note will be issued to the Limited Partner promptly following the twentieth trading day after the Effective Date of the Mergers (which would be promptly after January 29, 1999 if the Effective Date of the Mergers is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of a Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the closing of the Mergers), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Mergers, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of any Hotels formerly owned by the Limited Partner's Partnership and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

FAIRNESS ANALYSIS AND OPINION

  Fairness Analysis. The General Partners believe that the Mergers provide substantial benefits and are fair to the Limited Partners of each Partnership and recommend that all Limited Partners vote for the Mergers. In arriving at this conclusion, the General Partners have relied primarily on the following factors, as well as other factors described under "Fairness Analysis and Opinion--Fairness Analysis:" (i) their view that the expected benefits of the Mergers for the Limited Partners outweigh the risks and potential detriments of the Mergers to the Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers"); (ii) their view that the value of the OP Units allocable to the Limited Partners on the basis of the Exchange Value established for each Partnership represents fair consideration for the interests held by the partners of such Partnership and is fair to the Limited Partners from a financial point of view; and (iii) the fairness opinion of AAA, as described below.

  Fairness Opinion. AAA, an independent, nationally recognized hotel valuation and financial advisory firm, has rendered the fairness opinion (the "Fairness Opinion"), attached as Appendix B to this Consent Solicitation, which sets forth the Appraised Values of the Hotels and concludes that: (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the Limited Partners of each Partnership; and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Limited Partners of each Partnership are fair and reasonable to the Limited Partners of each Partnership. See "Fairness Analysis and Opinion--Fairness Opinion."

RECOMMENDATION

  FOR THE REASONS STATED HEREIN, THE GENERAL PARTNERS BELIEVE THAT THE MERGERS PROVIDE SUBSTANTIAL BENEFITS AND ARE FAIR TO THE LIMITED PARTNERS OF EACH PARTNERSHIP AND RECOMMEND THAT ALL LIMITED PARTNERS VOTE FOR THE MERGERS AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENTS. SEE "FAIRNESS ANALYSIS AND OPINION--FAIRNESS ANALYSIS."

SOLICITATION MATERIALS

  This Consent Solicitation (including the accompanying transmittal letter), together with the consent form (the "Consent Form") and the Questions and Answers (the "Q & A") constitute the "Solicitation Materials" being distributed to Limited Partners to obtain their consents to the Mergers and the amendments to the partnership agreements.

  The date of first distribution of this Consent Solicitation is October 13, 1998.

VOTING PROCEDURES

  The voting procedures applicable to Limited Partners of each Partnership are set forth in this Consent Solicitation under the heading "Voting Procedures-- Required Limited Partner Vote and Other Conditions." LIMITED PARTNERS ARE BEING ASKED TO VOTE SEPARATELY ON THE MERGER AND THE PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT OF HIS PARTNERSHIP, BUT A PARTNERSHIP WILL NOT PARTICIPATE IN A MERGER UNLESS BOTH PROPOSALS ARE APPROVED.

  A Limited Partner may mark the Consent Form to vote "FOR," "AGAINST" or "ABSTAIN" with respect to participation in a Merger by his Partnership and "FOR," "AGAINST" or "ABSTAIN" with respect to the amendments to the partnership agreement of his Partnership. THE FAILURE OF A LIMITED PARTNER OF ATLANTA MARQUIS, CHICAGO SUITES, MDAH AND PHLP TO VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS IF SUCH LIMITED PARTNER HAD VOTED HIS PARTNERSHIP INTERESTS "AGAINST" A MERGER AND "AGAINST" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENTS. THE FAILURE OF A LIMITED PARTNER OF DESERT SPRINGS, HANOVER, MHP AND MHP2 TO VOTE WILL MEAN THAT SUCH LIMITED PARTNER'S PARTNERSHIP INTEREST WILL NOT BE COUNTED FOR PURPOSES OF ESTABLISHING THE NUMBER OF LIMITED PARTNER INTERESTS REQUIRED TO RECOGNIZE THE VOTE AND MAY AFFECT THE MANNER IN WHICH HOST IS REQUIRED TO VOTE ITS LIMITED PARTNER INTERESTS. AN ABSTENTION BY A LIMITED PARTNER OF DESERT SPRINGS, HANOVER, MHP AND MHP2 WILL BE COUNTED FOR PURPOSES OF ESTABLISHING THE NUMBER OF LIMITED PARTNER INTERESTS REQUIRED TO HAVE THE VOTE RECOGNIZED BUT WILL EFFECTIVELY BE COUNTED AS A VOTE "AGAINST" A MERGER AND "AGAINST" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENTS.

  The period during which consents will be solicited pursuant to this Consent Solicitation (the "Solicitation Period") will commence on the date this Consent Solicitation and the other Solicitation Materials are first distributed to the Limited Partners and will continue until the later of (i) December 12, 1998 or
(ii) such later date as the General Partners and the Operating Partnership may elect, in their discretion. Any Consent Form RECEIVED by the Operating Partnership (in original or by facsimile) prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective, provided that such Consent Form has been properly signed. FOR ALL OF THE PARTNERSHIPS, A CONSENT FORM THAT IS PROPERLY SIGNED BUT NOT MARKED WILL BE VOTED "FOR" A MERGER AND "FOR" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. A Limited Partner who has submitted a Consent Form may withdraw or revoke the Consent Form at any time prior to the expiration of the Solicitation Period.

  Investor Lists. Under Rule 14a-7 of the Exchange Act, each Partnership is required, upon the written request of a Limited Partner, to provide to the requesting Limited Partner (i) a statement of the approximate number of Limited Partners in such Limited Partner's Partnership; and (ii) the estimated cost of mailing a proxy statement, form of proxy or other similar communication to such Limited Partners. In addition, a Limited Partner has the right, at his option, either to (a) have his Partnership mail (at such Limited Partner's expense) copies of any proxy statement, proxy form or other soliciting material furnished by the Limited Partner to the Partnership's Limited Partners designated by the Limited Partner; or (b) have the Partnership deliver to the requesting Limited Partner, within five business days of the receipt of the request, a reasonably current list of the names, addresses and class of units held by the Partnership's Limited Partners. The right to receive the list of Limited Partners is subject to the requesting Limited Partner's payment of the cost of mailing and duplication at a rate of $0.15 per page. See "Voting Procedures--Required Limited Partner Vote and Other Conditions--Investor Lists."

OP UNIT EXCHANGE ELECTION PROCEDURES

  Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. A Limited Partner must make such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Mergers (which would be January 22, 1999 if the Effective Date of the Mergers is December 30, 1998), unless extended. A Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election.

FEDERAL INCOME TAX CONSEQUENCES

  Tax Consequences of the Mergers. Based upon certain assumptions and representations of the General Partners, the Operating Partnership, Host and Host REIT, Hogan & Hartson L.L.P., counsel to Host, Host REIT and the Operating Partnership, has opined that, except for any gain attributable to the sale of personal property to a Non-Controlled Subsidiary, the Mergers will not result in the recognition of taxable gain or loss at the time of the Mergers to a Limited Partner (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Mergers; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Mergers; (iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of the prepayment of indebtedness associated with the Limited Partner's Partnership) in connection with the Mergers or the REIT Conversion in excess of such Limited Partner's aggregate adjusted basis in his Partnership Interest at the time of the Mergers; (iv) who is not required to recognize gain by reason of an election by other Limited Partners in his Partnership to receive Common Shares or Notes in exchange for their OP Units in connection with the Mergers (which, in counsel's opinion, described below, should not be the result of such election); and (v) whose "at risk" amount does not fall below zero as a result of the Mergers or the REIT Conversion.

  With respect to the foregoing potential exceptions to nonrecognition treatment, Hogan & Hartson L.L.P. has opined as follows: (i) it is more likely than not that a Limited Partner's exercise of the Unit Redemption Right more than one year after the date of consummation of the REIT Conversion but less than two years after such date will not cause the Merger itself to be a taxable transaction for such Limited Partner (or for the other Limited Partners of such Partnership); (ii) it is more likely than not that a Limited Partner who does not elect to exchange his OP Units for Common Shares or a Note in connection with the Mergers will not be required to recognize gain by reason of another Limited Partner's exercise of either such election; and (iii) a Limited Partner's relief from Partnership liabilities allocable to such Limited Partner in connection with the Mergers or the REIT Conversion (including as a result of the repayment of Partnership indebtedness in connection with the REIT Conversion) will not cause such Limited Partner to recognize taxable gain at the time of the REIT Conversion unless (and only to the extent that) the amount thereof exceeds such Limited Partner's adjusted basis in his Partnership Interest at the time of the Mergers. See "Federal Income Tax Consequences-- Summary of Tax Opinions." An opinion of counsel, however, does not bind the Internal Revenue Service (the "IRS") or the courts, and no assurance can be provided that any such opinion will not be challenged by the IRS or will be sustained by a court if so challenged. With one exception, neither Host REIT, the Operating Partnership, nor the

General Partners have sought any ruling from the IRS with respect to the consequences of the Mergers or the REIT Conversion. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities." The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, Limited Partners could recognize gain in an amount up to the amount of such value (whether or not they exercise such elections).

  With respect to the Limited Partners' relief from Partnership liabilities in connection with the Mergers and REIT Conversion, the General Partners and the Operating Partnership have determined, based upon the intended allocation of Operating Partnership liabilities following the REIT Conversion and certain information compiled by the General Partners, that no Limited Partner whose adjusted basis in his Partnership Interest is the same as or greater than the basis of a Limited Partner who purchased his Partnership Interest in the original offering by the Partnership of the Partnership Interests and who has held such Partnership Interest at all times since (referred to herein as an "Original Limited Partner's Adjusted Basis") and who does not elect to exchange the OP Units will recognize taxable gain at the time of the Mergers as a result either of relief from Partnership liabilities allocable to such Limited Partner or a reduction in his "at risk" amount below zero. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution." A Limited Partner whose adjusted basis in his Partnership Interest is less than the Original Limited Partner's Adjusted Basis for that Partnership, however, could recognize gain, depending upon his particular circumstances.

  Even though a Limited Partner who does not elect to exchange his OP Units and whose adjusted basis in his Partnership Interest is the same as or greater than the Original Limited Partner's Adjusted Basis for that Partnership is not expected to recognize gain at the time of the REIT Conversion, a variety of events and transactions subsequent to the REIT Conversion could cause such a Limited Partner to recognize all or part of the gain that has been deferred through the REIT Conversion. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Effect of Subsequent Events." The Partnership Agreement provides that Host REIT is not required to take into account the tax consequences for the limited partners of the Operating Partnership in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transactions) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units--Sales of Assets."

  The particular tax consequences of the Mergers and the REIT Conversion for a Limited Partner will depend upon a number of factors related to the tax situation of that individual Limited Partner and the Partnership of which he is a Limited Partner, including, without limitation, such factors as the Limited Partner's adjusted tax basis in his Partnership Interest, the extent to which the Limited Partner has unused passive losses with respect to his Partnership Interest or other investments generating passive activity losses that could offset income arising from the Mergers and the REIT Conversion, the amount of income (if any) required to be recognized by reason of the sale by the Limited Partners' Partnership of personal property to a Non-Controlled Subsidiary, the actual allocation of Operating Partnership liabilities to the Limited Partner following the Mergers and the REIT Conversion and the amount of built-in gain with respect to the Hotel(s) contributed to the Operating Partnership by the Partnership in which he is a Limited Partner.

  A Limited Partner who elects to exchange his OP Units for Common Shares in connection with the Mergers will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time that the right to receive Common Shares becomes fixed (which the Operating Partnership will treat as occurring on January 22, 1999 if the Effective Date of the Mergers is December 30, 1998). The amount realized in connection with such disposition will equal the sum of the fair market value of the Common Shares received, plus the portion of the Operating Partnership's liabilities allocable to the Limited Partner for federal income tax purposes. To the extent the amount realized exceeds the Limited Partner's adjusted tax basis in his OP Units, the Limited Partner will recognize gain. Such Limited Partner will not be able to defer any portion of the gain realized from the exchange of OP Units for Common Shares under the "installment sale" rules. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  A Limited Partner who elects to exchange his OP Units for a Note in connection with the Mergers will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Mergers (which currently is expected to occur on December 30, 1998). The amount realized in connection with such disposition will equal the sum of the "issue price" of the Note (i.e., the principal amount of the Note), plus the portion of the Operating Partnership's liabilities allocable to the Limited Partner for federal income tax purposes. To the extent the amount realized exceeds the Limited Partner's adjusted tax basis in his OP Units, the Limited Partner will recognize gain. Such Limited Partner may be eligible to defer at least a portion of that gain under the "installment sale" rules (see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election") but those rules would not permit the Limited Partner to defer all of the gain (including any gain attributable to the Limited Partner's "negative capital account" and any gain attributable to depreciation recapture) and may require that the Limited Partner who defers gain pay to the IRS interest on a portion of the resulting tax that has been deferred.

  The discussion of federal income tax consequences in this Consent Solicitation is not exhaustive of all possible tax consequences. For example, it does not give a detailed discussion of any state, local or foreign tax considerations. In addition, except to the extent discussed under the heading "Federal Income Tax Consequences--Taxation of Non-U.S. Shareholders of Host REIT," it does not purport to deal with tax consequences that might be relevant to foreign corporations and persons who are not citizens or residents of the United States.

  The gain, if any, required to be recognized by a Limited Partner as a consequence of the Mergers (including any gain recognized as a result of the sale of personal property by the Limited Partner's Partnership or as a result of making the Common Share Election or the Note Election) can be offset by unused passive activity losses from his Partnership and other investments.

  EACH LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISOR TO DETERMINE THE IMPACT OF SUCH LIMITED PARTNER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF THE MERGERS AND THE REIT CONVERSION TO SUCH LIMITED PARTNER.

  Qualification of Host REIT as a REIT. Host REIT expects to qualify as a REIT for federal income tax purposes effective for its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000). If it so qualifies, Host REIT will be permitted to (i) deduct dividends paid to its shareholders, allowing the income represented by such dividends to avoid taxation at the entity level and to be taxed only at the shareholder level and (ii) treat retained net capital gains in a manner so that such gains are taxed at the Host REIT level but effectively avoid taxation at the shareholder level. Host REIT, however, will be subject to a separate corporate income tax on any gains recognized during the ten years following the REIT Conversion that are attributable to "built-in" gain with respect to the assets that Host owned at the time of the REIT Conversion (which tax would be paid by the Operating Partnership). Host REIT has substantial deferred tax liabilities that are likely to be recognized as "built-in" gain (or by a Non-Controlled Subsidiary) during such period without any corresponding receipt of cash, and the Operating Partnership will be responsible for paying such taxes. Host REIT's ability to qualify as a REIT will depend upon its continuing satisfaction following the REIT Conversion of various requirements related to the nature of its assets, the sources of its income and the distributions to its shareholders, including a requirement that Host REIT distribute to its shareholders at least 95% of its taxable income each year.

  Sale of Personal Property. In order to protect Host REIT's ability to qualify as a REIT, the Operating Partnership may require, immediately prior to the Mergers, that certain of the Participating Partnerships (specifically, Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP) sell a portion of the personal property associated with the Hotels owned by such Partnerships to a Non-Controlled Subsidiary. These sales will be taxable transactions and may result in a special allocation of any ordinary recapture income by each such Partnership (other than Hanover) to its Limited Partners. This income, if any, will be allocated to each such Limited Partner in the same proportion and to the same extent that such Limited Partner previously was allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income. A Limited Partner who receives such an allocation of recapture income will not be entitled to any special distribution from his Partnership in connection with the sale of personal property.

SUMMARY FINANCIAL INFORMATION

  The following table sets forth unaudited pro forma financial and other information for the Company and Host REIT and combined consolidated historical financial information for Host. The following summary financial information should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this Consent Solicitation.

  The unaudited pro forma financial statements as of June 19, 1998 and for the fiscal year ended January 2, 1998 and the twenty-four weeks ended June 19, 1998 ("First Two Quarters 1998") for the 100% Participation and Single Partnership presentations are presented as if the REIT Conversion occurred as of June 19, 1998 for the pro forma balance sheets and at the beginning of the fiscal year for the pro forma statements of operations. The unaudited REIT 2000 pro forma information assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become a REIT until January 1, 2000. The pro forma information incorporates certain assumptions that are described in the Notes to the Unaudited Pro Forma Financial Statements included elsewhere in this Consent Solicitation.

  The pro forma information does not purport to represent what the Company's or Host REIT's financial position or results of operations would actually have been if these transactions had, in fact, occurred on such date or at the beginning of the period indicated, or to project the Company's or Host REIT's financial position or results of operations at any future date or for any future period.

  In addition, the historical information contained in the following table is not comparable to the operations of the Company or Host REIT on a going-forward basis because the historical information relates to an operating entity which owns and operates hotels and senior living communities, while the Company will own the Hotels but will lease them to the Lessees and receive rental payments in connection therewith.

                         SUMMARY FINANCIAL INFORMATION
                                 (IN MILLIONS)

                               COMPANY PRO FORMA                    HOST REIT PRO FORMA
                     ------------------------------------- -------------------------------------    HOST
                               FISCAL YEAR 1997                      FISCAL YEAR 1997            HISTORICAL
                     ------------------------------------- ------------------------------------- ----------
                                      SINGLE                                SINGLE
                         100%       PARTNERSHIP  REIT 2000     100%       PARTNERSHIP  REIT 2000
                     PARTICIPATION PARTICIPATION   WITH    PARTICIPATION PARTICIPATION   WITH
                        WITH NO    WITH NO NOTES NO NOTES     WITH NO    WITH NO NOTES NO  NOTES   FISCAL
                     NOTES ISSUED     ISSUED     ISSUED(1) NOTES ISSUED     ISSUED     ISSUED(1) YEAR 1997
                     ------------- ------------- --------- ------------- ------------- --------- ----------
REVENUES:
 Hotel revenues....     $   --        $  226       $  --      $   --        $  226       $  --     $1,093
 Rental revenues...      1,119           873         997       1,119           873         997         --
 Other revenues....          1            19           1           1            19           1         54
                        ------        ------       -----      ------        ------       -----     ------
   Total revenues..      1,120         1,118         998       1,120         1,118         998      1,147
                        ------        ------       -----      ------        ------       -----     ------
OPERATING COSTS AND
EXPENSES:
 Hotel.............        589           582         502         589           582         502        649
 Other.............         11            11          11          11            11          11         49
                        ------        ------       -----      ------        ------       -----     ------
   Total operating
   costs and
   expenses........        600           593         513         600           593         513        698
                        ------        ------       -----      ------        ------       -----     ------
Operating profit...        520           525         485         520           525         485        449
Minority interest..        (10)          (45)        (10)        (16)          (49)        (10)       (32)
Corporate
expenses...........        (44)          (44)        (44)        (44)          (44)        (44)       (47)
REIT Conversion
expenses...........         --            --          --          --            --          --         --
Interest expense...       (468)         (445)       (420)       (430)         (407)       (382)      (302)
Dividends on
Convertible
Preferred
Securities.........         --            --          --         (37)          (37)        (37)       (37)
Interest income....         27            25          34          27            25          34         52
                        ------        ------       -----      ------        ------       -----     ------
Income (loss)
before income
taxes..............         25            16          45          20            13          46         83
Benefit (provision)
for income taxes...         (1)           (1)         (2)         (1)           (1)        (19)       (36)
                        ------        ------       -----      ------        ------       -----     ------
Income (loss)
before
extraordinary items
 ...................     $   24        $   15       $  43      $   19        $   12       $  27     $   47
                        ======        ======       =====      ======        ======       =====     ======
                               COMPANY PRO FORMA                    HOST REIT PRO FORMA
                     ------------------------------------- -------------------------------------    HOST
                            FIRST TWO QUARTERS 1998               FIRST TWO QUARTERS 1998        HISTORICAL
                     ------------------------------------- ------------------------------------- ----------
                                      SINGLE                                SINGLE
                         100%       PARTNERSHIP  REIT 2000     100%       PARTNERSHIP  REIT 2000
                     PARTICIPATION PARTICIPATION   WITH    PARTICIPATION PARTICIPATION   WITH    FIRST TWO
                        WITH NO    WITH NO NOTES NO  NOTES WITH NO NOTES WITH NO NOTES NO  NOTES  QUARTERS
                     NOTES ISSUED     ISSUED     ISSUED(1)    ISSUED        ISSUED     ISSUED(1)    1998
                     ------------- ------------- --------- ------------- ------------- --------- ----------
REVENUES:
 Hotel revenues....      $  --         $ 136       $  --       $  --         $ 136       $  --     $ 652
 Rental revenues...        342           265         303         342           265         303        --
 Other revenues....          3            21           3           3            21           3        95
                     ------------- ------------- --------- ------------- ------------- --------- ----------
   Total revenues..        345           422         306         345           422         306       747
                     ------------- ------------- --------- ------------- ------------- --------- ----------
OPERATING COSTS AND
EXPENSES:
 Hotel.............        265           282         224         265           282         224       343
 Other.............          5             5           5           5             5           5        30
                     ------------- ------------- --------- ------------- ------------- --------- ----------
   Total operating
   costs and
   expenses........        270           287         229         270           287         229       373
                     ------------- ------------- --------- ------------- ------------- --------- ----------
Operating profit...         75           135          77          75           135          77       374
Minority interest..        (11)          (46)        (11)         28           (24)         10       (30)
Corporate
expenses...........        (20)          (20)        (20)        (20)          (20)        (20)      (21)
REIT Conversion
expenses...........         --            --          --          --            --          --        (6)
Interest expense...       (216)         (202)       (192)       (198)         (184)       (174)     (162)
Dividends on
Convertible
Preferred
Securities.........         --            --          --         (17)          (17)        (17)      (17)
Interest income....         13            12          17          13            12          17        25
                     ------------- ------------- --------- ------------- ------------- --------- ----------
Income (loss)
before income
taxes..............       (159)         (121)       (129)       (119)          (98)       (107)      163
Benefit (provision)
for income taxes...          8             6           6           6             5          44       (67)
                     ------------- ------------- --------- ------------- ------------- --------- ----------
Income (loss)
before
extraordinary items
 ...................      $(151)        $(115)      $(123)      $(113)        $ (93)      $ (63)    $  96
                     ============= ============= ========= ============= ============= ========= ==========

                                      AS OF JUNE 19, 1998

                                     COMPANY PRO FORMA                         HOST REIT PRO FORMA
                         ------------------------------------------ ------------------------------------------
                                               SINGLE                                     SINGLE
                                             PARTNERSHIP  REIT 2000                     PARTNERSHIP  REIT 2000
                         100% PARTICIPATION PARTICIPATION   WITH    100% PARTICIPATION PARTICIPATION   WITH
                           WITH NO NOTES    WITH NO NOTES NO NOTES    WITH NO NOTES    WITH NO NOTES NO  NOTES    HOST
                               ISSUED          ISSUED     ISSUED(1)       ISSUED          ISSUED     ISSUED(1) HISTORICAL
                         ------------------ ------------- --------- ------------------ ------------- --------- ----------
BALANCE SHEET DATA:
 Property and equipment,
 net....................       $7,026          $6,504      $5,576         $7,026          $6,504      $5,576     $5,698
 Total assets...........        8,082           7,610       6,826          8,082           7,610       6,826      6,765
 Debt, excluding
 convertible debt.......        5,025           4,723       4,425          5,025           4,723       4,425      3,784
 Convertible debt ......          567             567         567             --              --          --         --
 Total liabilities......        6,664           6,415       6,033          6,460           6,076       5,724      4,917
 Convertible Preferred
 Securities.............           --              --          --            550             550         550        550
 Limited Partner
 interests of third
 parties at redemption
 value..................          989             712         333             --              --          --         --
 Equity.................          429             483         460          1,072             984         552      1,298

----
(1) Assumes all Partnerships participate in the Mergers, the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and that Host does not become a REIT until January 1, 2000.

                                 RISK FACTORS

  In considering whether to approve a Merger, Limited Partners should consider carefully, among other factors, the material risks described below.

RISKS AND EFFECTS OF THE MERGERS

  CONFLICTS OF INTEREST. The Mergers, the REIT Conversion and the recommendations of the General Partners involve conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partners and Crestline.

    SUBSTANTIAL BENEFITS TO RELATED PARTIES. To the extent that the anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, such benefits will not be shared with the Limited Partners. In addition, following the REIT Conversion, current Host shareholders (together with the Blackstone Entities), but not the Limited Partners, will own the common stock of Crestline and will benefit from the terms of the Leases to the extent net revenues exceed rental payments and other expenses. The Mergers will facilitate the consummation, and enable Host to reap the full benefits, of the REIT Conversion. By converting to a REIT, Host expects to benefit from the advantages enjoyed by REITs in raising capital and acquiring additional assets, participating in a larger group of comparable companies and increasing its potential base of shareholders. Also, Host will realize significant savings through the substantial reduction of its future corporate-level income taxes. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partners in connection with the Mergers.

    AFFILIATED GENERAL PARTNERS. Host has varying interests in each of the Partnerships and subsidiaries of Host act as General Partner of each of the Partnerships (except for PHLP, in which Host is the General Partner). Each General Partner has an independent obligation to assess whether the Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships participate and Host REIT will benefit if the value of the OP Units received by the Limited Partners in the Mergers is less than the value of their Partnership Interests. While each General Partner has sought faithfully to discharge its obligations to its Partnership, there is an inherent conflict of interest in having the General Partners determine the terms on which the Operating Partnership, which is controlled by Host, will acquire the Partnerships, for which Host or its subsidiaries are the General Partners, since no arm's length negotiations are possible because Host is on both sides of the transaction.

    LEASING ARRANGEMENTS. Conflicts of interest exist in connection with establishing the terms of the leasing arrangements being entered into as part of the REIT Conversion. The General Partners, all of which are subsidiaries of Host (except in the case of PHLP, in which Host is the General Partner), are recommending the Mergers, and Host is responsible for establishing the terms of the Mergers and the REIT Conversion, including the Leases. The common stock of Crestline will be distributed to Host's or Host REIT's shareholders and the Blackstone Entities. Accordingly, Host's or Host REIT's shareholders and the Blackstone Entities, as the initial shareholders of Crestline, will potentially benefit from the terms of the Leases to the extent net revenues exceed rental payments and other expenses but Limited Partners will not because they will not receive shares of Crestline common stock.

    POTENTIAL AAA CONFLICTS. A conflict of interest may exist in that AAA has been retained to perform the Appraisals and also provide the Fairness Opinion which, among other things, opines as to the methodologies and underlying assumptions that AAA used in performing the Appraisals. AAA has been retained by the General Partners (consisting of Host and its subsidiaries) to determine the Appraised Values of the Hotels and the Continuation Values of the Partnerships and to render the Fairness Opinion. Host has previously retained AAA to perform appraisals and render fairness and solvency opinions in connection with other transactions, and there is the possibility that Host REIT and the Operating Partnership will retain AAA to perform similar tasks in the future.

    DIFFERENT TAX CONSEQUENCES UPON SALE OR REFINANCING OF CERTAIN
  HOTELS. Certain holders of OP Units may experience different and more adverse tax consequences compared to those experienced by other holders of OP Units or by holders of Common Shares upon the sale of, or the reduction of indebtedness on, any of the Hotels. Therefore, such holders, including Host REIT and its subsidiaries, may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of an individual Hotel. As provided in the Partnership Agreement, Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences to the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions) and the limited partners have no right to approve or disapprove such transactions.

    PARTNERSHIP AGREEMENT. Conflicts of interest exist in connection with establishing the terms of the Partnership Agreement, including provisions which benefit Host REIT, all of which were determined by Host.

    RELATIONSHIPS WITH MARRIOTT INTERNATIONAL AND CRESTLINE. Marriott International currently serves as manager for all but 16 of Host's Hotels, and will continue to manage those Hotels pursuant to the Management Agreements that will be assigned to the Lessees. In addition, Marriott International acts as manager of hotels that will compete with Host REIT's Hotels. As a result, Marriott International may make decisions regarding competing lodging facilities which it manages that would not necessarily be in the best interests of Host REIT or the Lessees. Further, J.W. Marriott, Jr. and Richard E. Marriott, who are brothers, currently serve as directors of Host and directors (and, in the case of J.W. Marriott, Jr., also an officer ) of Marriott International. After the REIT Conversion, J.W. Marriott, Jr. will serve as a director of Host REIT and will continue to serve as a director of Marriott International, and Richard E. Marriott will serve as Chairman of the Board of Host REIT and continue to serve as a director of Marriott International. J.W. Marriott, Jr. and Richard E. Marriott also beneficially own (as determined for securities law purposes) approximately 10.6% and 10.2%, respectively, of the outstanding shares of common stock of Marriott International, and will beneficially own approximately 5.32% and 5.30%, respectively, of the outstanding shares of common stock of Crestline (but neither will serve as an officer or director thereof). As a result, J.W. Marriott, Jr. and Richard E. Marriott may have a potential conflict of interest with respect to their obligations as directors of Host REIT in connection with any decisions regarding Marriott International itself (including decisions relating to the Management Agreements involving the Hotels), Marriott International's management of competing lodging properties and Crestline's leasing and other businesses that would not necessarily be in the best interests of Host REIT.

  These conflicts of interest could result in decisions that do not fully reflect the interests of all Limited Partners. For a discussion of the Operating Partnership's policies and agreements designed to minimize any adverse effects from future conflicts of interest, see "Distribution and Other Policies--Conflicts of Interest Policies."

  ABSENCE OF ARM'S LENGTH NEGOTIATIONS; NO INDEPENDENT REPRESENTATIVE. No independent representative was retained to negotiate on behalf of the Limited Partners. AAA, which performed the Appraisals and rendered the Fairness Opinion, has not negotiated with the General Partners or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the Limited Partners if such terms and conditions were the result of arm's length negotiations. In this regard, the Fairness Opinion specifically does not conclude that other methodologies for determining the Exchange Values of the Partnerships and/or the value of the OP Units might not have been more favorable to the Limited Partners.

  EXCHANGE VALUE MAY NOT EQUAL FAIR MARKET VALUE OF THE PARTNERSHIPS'
HOTELS. Each Limited Partner of a Participating Partnership who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such Limited Partner's Partnership

Interest. The determination of the Exchange Value of each Partnership involves numerous estimates and assumptions. There is no assurance that the Exchange Value of a Partnership will equal the fair market value of the Hotels and other assets contributed by such Partnership. See "Determination of Exchange Values and Allocation of OP Units."

  ALLOCATION OF OP UNITS TO HOST REIT IS DIFFERENT FROM ALLOCATION OF OP UNITS TO THE PARTNERSHIPS. Following the REIT Conversion, Host REIT will own a number of OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and Host subsidiaries in the Mergers and the OP Units to be acquired from the Limited Partners who elect to receive Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units, in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. The Partnerships will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and the Partnerships may result in Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Values and Allocation of OP Units."

  ALLOCATIONS OF OP UNITS TO THE BLACKSTONE ENTITIES AND THE PRIVATE PARTNERSHIPS WERE NOT DETERMINED BY THE EXCHANGE VALUE METHODOLOGIES. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquisition did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partners' interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  PRICE OF OP UNITS OR COMMON SHARES MIGHT BE LESS THAN THE FAIR MARKET VALUE OF THE PARTNERSHIP INTERESTS. The price of an OP Unit for purposes of the Mergers will be equal to the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Mergers (but it will not be less than $9.50 or greater than $15.50 per OP
Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Mergers. This could result in the Limited Partners receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Mergers or the fair market value of their Partnership Interests.

  INABILITY OF LIMITED PARTNERS WHO RETAIN OP UNITS TO REDEEM OP UNITS FOR ONE YEAR. Limited Partners who retain OP Units received in the Mergers will be unable to redeem such OP Units for one year following the Mergers. Until then, Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.

  VALUE OF THE NOTES WILL BE LESS THAN THE EXCHANGE VALUE. In exchange for OP Units received in a Merger, each Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest. The determination of the Note Election Amount is based upon numerous assumptions and estimates. The deemed value of the OP Units will exceed the principal amount of the corresponding Notes in all Partnerships (because the Exchange Values will be higher than the Note Election Amounts) and there is no assurance that the Note a Limited Partner receives will have a value equal to either (i) the fair market value of the Limited Partner's share of the Hotels and other assets owned by his Partnership or (ii) the principal amount of the Notes. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both the Participating Partnerships and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which ranks equally with such Notes.

  CASH DISTRIBUTIONS MAY EXCEED CASH AVAILABLE FOR DISTRIBUTION; REDUCED CASH DISTRIBUTIONS FOR CERTAIN LIMITED PARTNERS. Distributions will be made at the discretion of Host REIT's Board of Directors and will be affected by a number of factors, including the rental payments received by the Operating Partnership from the Lessees with respect to the Leases of the Hotels, the operating expenses of the Operating Partnership, the level of borrowings and interest expense incurred in borrowing, the Operating Partnership's financial condition and cash available for distribution, the taxable income of Host REIT and the Operating Partnership, the effects of acquisitions and dispositions of assets, unanticipated capital expenditures and distributions required to be made on any preferred units issued by the Operating Partnership. To the extent that cash available for distribution (generally cash from operations less capital expenditures and principal amortization of indebtedness) is insufficient to pay distributions in accordance with the Operating Partnership's distribution policy or to maintain the REIT qualification of Host REIT, the Operating Partnership intends to borrow to make such distributions. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217 million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions. Actual results may vary substantially from the estimates and no assurance can be given that the Operating Partnership's estimates will prove accurate or that any level of distributions will be made or sustained. In addition, the estimated initial annual cash distributions of the Operating Partnership or Host REIT to the Limited Partners of MHP and MHP2 per Partnership Unit ($7,645 and $12,862, respectively) will be less than the estimated cash distributions from operations of MHP and MHP2 per Partnership Unit ($16,000 and $27,164, respectively) during 1998.

  TIMING OF THE REIT CONVERSION. Host currently expects to complete the REIT Conversion during 1998, which would permit Host REIT to qualify as a REIT for its 1999 taxable year, but it is not a condition to the Mergers that the REIT Conversion be completed in time for Host REIT to elect REIT status effective January 1, 1999. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the effectiveness of Host REIT's election could be delayed until January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated. In view of the complexity of the REIT Conversion and the number of transactions that must occur to complete the REIT Conversion, Host and the General Partners believe that it is beneficial both to the Limited Partners and the shareholders of Host to complete the REIT Conversion as soon as practicable, even if the REIT Conversion cannot be completed prior to January 1, 1999. If Host REIT's election to be taxed as a REIT is not effective on January 1, 1999, Host REIT intends to operate following the REIT Conversion in a manner that would permit it to qualify as a REIT at the earliest time practicable, and it might pursue a merger with another entity or other transaction that would permit it to commence a new taxable year and elect REIT status prior to January 1, 2000. Host REIT in any event would elect to be treated as a REIT for federal income tax purposes no later than its taxable year commencing January 1, 2000. It is a condition to the Mergers that they be completed by June 30, 1999, unless the General Partners and the Operating Partnership mutually agree to extend that deadline to a date no later than December 31, 1999.

  CHANGES IN THE FAIRNESS OPINION. The Fairness Opinion will be updated by AAA only if so requested by the Operating Partnership. If no such request is made, changes may occur from the date of the Fairness Opinion to the Effective Date of the Mergers that might affect the conclusions expressed in the Fairness Opinion, some of which could be material.

  FUNDAMENTAL CHANGE IN THE NATURE OF INVESTMENT; POTENTIAL
UNDERPERFORMANCE. The Mergers and the REIT Conversion involve a fundamental change in the nature of a Limited Partner's investment from holding an interest in one or more Partnerships, some of which were structured as tax shelter or tax credit investments, and each of which is a finite-life entity that expires between the years 2063 and 2106, own only one or a fixed portfolio of (or controlling interests in) Hotels and distribute the cash flow from the operation of such Hotels to its partners, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company, that (i) is expected to initially own interests in up to approximately 125 Hotels, (ii) will distribute to its partners the rents received from the Lessees (which will operate the Hotels and bear the risks and receive the direct benefits of the Hotels), (iii) has the ability to acquire additional hotels (including hotels with additional brands) and
(iv) will be able to reinvest proceeds from sales or refinancings of existing Hotels in additional hotels.

  Those Limited Partners who elect to receive Common Shares in connection with the Mergers will hold an equity interest in a publicly traded REIT that
(i) provides immediate liquidity, (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income,
(iii) allows shareholders to influence management by participation in the election of directors and (iv) realizes substantial corporate tax savings as long as certain requirements are met.

  In addition, the Operating Partnership does not anticipate that it will distribute to its limited partners the proceeds from properties that are sold or refinancings, but instead generally will reinvest such proceeds to repay indebtedness, acquire additional existing properties, develop new properties or fund capital expenditure or other working-capital needs. Thus, in contrast to an investment in the Partnerships, Limited Partners who retain OP Units will not be able to realize a return of capital through distributions of sale and refinancing proceeds. Instead, Limited Partners will be able to realize a return of capital primarily through the exercise of their Unit Redemption Right, thereby receiving cash or, if the OP Units are redeemed for Common Shares, by selling the Common Shares received as a result thereof. A Limited Partner's share of the liquidation proceeds, if any, from the sale of a Partnership's Hotel or Hotels could be higher than the amount realized upon exercise of the Unit Redemption Right, the sale of Common Shares received in connection with the Mergers or payments on any Note received by a Limited Partner in connection with the Mergers. An investment in the Operating Partnership or Host REIT may not outperform an investment in any individual Partnership. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  EXPOSURE TO MARKET AND ECONOMIC CONDITIONS OF OTHER HOTELS. As a result of the Mergers, Limited Partners in Participating Partnerships who retain OP Units or elect to receive Common Shares in connection with the Mergers will own interests in a much larger enterprise with a broader range of assets than any of the Partnerships individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners regardless of whether a particular Limited Partner previously was an investor in such affected assets. Each Partnership owns discrete assets, and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than those Hotel(s) previously owned by an individual Partnership.

  LIMITED PARTNERS HAVE NO CASH APPRAISAL RIGHTS. Limited Partners of Participating Partnerships who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  UNCERTAINTIES AS TO THE SIZE AND LEVERAGE OF THE OPERATING PARTNERSHIP. The Limited Partners cannot know at the time they vote on a Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger. In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership but the Operating Partnership may contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  OTHER UNCERTAINTIES AT THE TIME OF VOTING INCLUDE NUMBER OF OP UNITS TO BE RECEIVED. There are several other uncertainties at the time the Limited Partners must vote on the Mergers, including (i) the exact Exchange Value for each Partnership (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Mergers, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50 per OP Unit) and which, together with the Exchange Value, will determine the number of OP Units (or Common Shares) the Limited Partners of each Participating Partnership will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount has been determined. For these reasons, the Limited Partners cannot know at the time they vote on a Merger these important aspects of the Merger and they will not know the number of OP Units received in a Merger until approximately 25 trading days after the Merger.

  LACK OF CONTROL OVER HOTEL OPERATIONS. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the Managers pursuant to the Management Agreements. The Operating Partnership will not operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. Even if Host REIT's management believes the Lessees or the Managers are operating or managing the Hotels inefficiently or in a manner that does not result in the maximization of rental payments to the Operating Partnership under the Leases, the Operating Partnership has only a limited ability to require the Lessees or the Managers to change their method of operation or management. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels. The Operating Partnership is limited to seeking redress only if the Lessees violate the terms of the Leases and then only to the extent of the remedies set forth therein. Remedies under the Leases include the Operating Partnership's ability to terminate a Lease upon certain events of default such as the Lessee's failure to pay rent or failure to maintain certain net worth requirements and breaches of other specified obligations under the Leases. See "Business and Properties--The Leases." Termination of a Lease, however, could impair Host REIT's ability to qualify as a REIT for federal income tax purposes unless another suitable lessee could be found.

  LACK OF CONTROL OVER NON-CONTROLLED SUBSIDIARIES. The Non-Controlled Subsidiaries will hold various assets (not exceeding, in the aggregate, 20% by value of the assets of the Operating Partnership), consisting primarily of interests in hotels which are not leased, certain furniture, fixtures and equipment used in the Hotels and certain international hotels. The direct ownership or control of most of these assets by the Operating Partnership could jeopardize Host REIT's status as a REIT. Although the Operating Partnership will own 95% of the total economic interests of the Non-Controlled Subsidiaries, the Host Employee Trust and possibly certain other investors will own all of the voting common stock of the Non-Controlled Subsidiaries (which will represent the remaining 5% of the total economic interest thereof). As the owner of the voting stock of the Non-Controlled Subsidiaries, the Host Employee Trust and possibly certain other investors will select the directors of the Non-Controlled Subsidiaries, who will be responsible for overseeing the operations of those entities. As a result, the Operating Partnership will have no control over the operation or management of the hotels or other assets owned by the Non-Controlled Subsidiaries even though it will depend upon the Non-Controlled Subsidiaries for a significant portion of its revenues (and the activities of the Non-Controlled Subsidiaries could cause the Operating Partnership to be in default under its principal debt facilities).

  DEPENDENCE OF THE OPERATING PARTNERSHIP UPON CRESTLINE. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of the Operating Partnership's revenues. Crestline's financial condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to its partners (including Host REIT) and Host REIT's ability, in turn, to make distributions to its shareholders. As of June 19, 1998, on a pro forma basis, after giving effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  EXPIRATION OF THE LEASES AND POSSIBLE INABILITY TO FIND OTHER LESSEES. The Leases generally will expire seven to ten years after the Effective Date, and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the Code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution.

  REQUISITE VOTE OF LIMITED PARTNERS OF PARTNERSHIPS BINDS ALL LIMITED PARTNERS. For each Partnership, approval of a Merger and the related amendments to its partnership agreement by the requisite vote of the Limited Partners, as described in "Voting Procedures--Required Limited Partner Vote and Other Conditions," will cause the Partnership to participate in the Merger and will bind all Limited Partners of such Partnership, including Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to its partnership agreement.

  INABILITY TO OBTAIN THIRD-PARTY CONSENTS MAY HAVE A MATERIAL ADVERSE EFFECT. There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. These include consents of many hotel project lenders, ground lessors, joint venture partners, Marriott International and others. The inability of Host, the Operating Partnership or Host REIT to obtain one or more such consents could cause a default under the cross-default provisions of the Company's principal credit facilities. Although the Operating Partnership will not consummate any Merger or the REIT Conversion unless it believes that the inability of Host, the Operating Partnership or Host REIT to obtain one or more consents would not reasonably be expected to have a material adverse effect on the Company's business, financial condition or results of operations, there can be no assurance that such a material adverse effect will not occur, which could reduce the value of the OP Units and Common Shares.

  SUBSTANTIAL INDEBTEDNESS OF THE OPERATING PARTNERSHIP. The Operating Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures relating to the Convertible Preferred Securities), which represents an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is capital intensive and it will have significant capital requirements in the future. The Operating Partnership's leverage level could affect its ability to
(i) obtain financing in the future, (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distributions to partners (including Host REIT), (iv) pursue its acquisition strategy or (v) compete effectively or operate successfully under adverse economic conditions. In the event that the Operating Partnership's cash flow and working capital are not sufficient to fund the Operating Partnership's expenditures or to service its indebtedness, the Operating Partnership would be required to raise additional funds through capital contributions, the refinancing of all or part of its indebtedness, the incurrence of additional permitted indebtedness or the sale of assets. There can be no assurance that any of these sources of funds would be available, if at all, in amounts sufficient for the Operating Partnership to meet its obligations. Moreover, even if the Operating Partnership were able to meet its obligations, its leveraged capital structure could significantly limit its ability to finance its acquisition program and other capital expenditures, to compete effectively or to operate successfully, especially under adverse economic conditions.

  NO LIMITATION ON DEBT. Host REIT will have a policy of incurring debt only if, immediately following such incurrence, its debt-to-total market capitalization ratio on a pro forma basis would be 60% or less. However, there are no limitations in Host REIT's or the Operating Partnership's organizational documents that limit the amount of indebtedness that either entity may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur. Accordingly, the Board of Directors could alter or eliminate this policy from time to time to the extent permitted by its debt agreements. If this policy were changed, the Operating Partnership could become more highly leveraged, resulting in an increase in debt service payments that could adversely affect the Operating Partnership's cash flow and, consequently, the cash available for distribution to holders of OP Units and Common Shares and could increase the risk of default on the Operating Partnership's indebtedness.

  INDIVIDUAL ASSETS MAY OUTPERFORM THE OPERATING PARTNERSHIP'S PORTFOLIO. If consummated as contemplated, the Mergers and the REIT Conversion will combine into a single entity all of the assets and liabilities associated with the Participating Partnerships, the Private Partnerships and Host, as well as the Blackstone Hotels. Assets of certain Participating Partnerships may, over time, outperform the OP Units, which represent undivided interests in all of the assets of the Operating Partnership. Although the Exchange Values of the Participating Partnerships will be determined in part by the estimated future cash flows of such Partnerships, Limited Partners of a Participating Partnership that would outperform the Operating Partnership if allowed to continue as a separate entity will nonetheless receive the same rate of return per OP Unit as the rest of the limited partners of the Operating Partnership. In addition, the return that such Limited Partners receive on their investment in the Operating Partnership could be lower than the return that their Partnership would have provided if it had not participated in the Merger.

  LEASES COULD IMPAIR THE SALE OR OTHER DISPOSITION OF THE OPERATING PARTNERSHIP'S HOTELS. Each Lease generally provides for a termination payment if the Lease is terminated by the Operating Partnership prior to the expiration of the term of such Lease (including due to a change in the federal income tax laws that allows the Operating Partnership to operate the Hotels without jeopardizing Host REIT's status as a REIT), except following a default by a Lessee and in certain other circumstances (including in connection with the sale of up to 12 Hotels without a termination payment) or unless the Operating Partnership leases to the Lessee a comparable substitute hotel. The termination fee is equal to the fair market value of the Lessee's leasehold interest in the remaining term of the Lease. The payment of such termination fee under the Leases could have the effect of impairing the ability of the Operating Partnership to sell its Hotels if market conditions otherwise warrant such a sale and would reduce the net proceeds of any such sale. See "Business and Properties--The Leases--Termination of Leases upon Disposition of Hotels."

  MANAGEMENT AGREEMENTS COULD IMPAIR THE SALE OR OTHER DISPOSITION OF THE OPERATING PARTNERSHIP'S HOTELS. Marriott International serves as the manager for all but 16 of the Operating Partnership's Hotels and provides various other services to Host and its subsidiaries. Although the Lessees will have primary liability under the Management Agreements as long as the Leases are in effect, the Operating Partnership will remain liable thereunder. The Hotels generally may not be sold or otherwise transferred unless the transferee assumes the Management Agreements relating thereto and meets certain other conditions. The possible desire of the Operating Partnership, from time to time, to finance, refinance or effect a sale of any of the properties managed by Marriott International or another manager may, depending upon the structure of such transactions, result in a need to modify the Management Agreements with Marriott International or such other manager with respect to such property. Any such modification proposed by the Operating Partnership may not be acceptable to Marriott International or such other manager, and the lack of consent from Marriott International or such other manager could adversely affect the Operating Partnership's ability to consummate such financing, refinancing or sale. In addition, certain situations could arise where actions taken by Marriott International or another manager in its capacity as manager of competing lodging properties would not necessarily be in the best interests of the Operating Partnership. Nevertheless, the Operating Partnership believes that there is sufficient mutuality of interest between the Operating Partnership and Marriott International or another manager to result in a mutually productive relationship.

  NO CONTROL OVER MAJOR DECISIONS. Currently, Limited Partners of the Partnerships generally have the right to vote on certain major transactions, such as (i) a sale of all or substantially all of a Partnership's assets, (ii) a merger or consolidation of a Partnership with another entity, (iii) incurrence of certain types and amounts of debt, (iv) amendments to the partnership agreement or (v) removal of the General Partner, although all such matters (except removal of the General Partner) also require the approval of the General Partner. In contrast, limited partners of the Operating Partnership generally will have no voting rights as to management (including a change in control of management), debt financing (including reduction of mortgage indebtedness, except in certain limited circumstances), sale or other disposition of one or more Hotels (except with respect to a sale of all or substantially all of the Hotels, although Host REIT's percentage interest in the Operating Partnership and its ability to vote such interests give it the ability to determine the outcome of that vote) or removal of Host REIT as general partner of the Operating Partnership. See "Description of OP Units-- Removal or Withdrawal of Host REIT; Transfer of Host REIT's Interests," "-- Borrowing by the Operating Partnership" and "--Sales of Assets." However, limited partners of the Operating Partnership will have certain voting rights during the first year following the Mergers. See "Description of OP Units-- Certain Voting Rights of Holders of OP Units During the First Year Following the Mergers." After the REIT Conversion, substantially all actions taken by the Operating Partnership will be based upon decisions made by the management and Board of Directors (as constituted from time to time) of Host REIT, in its absolute discretion, as the sole general partner of the Operating Partnership.

  FOREGOING POTENTIAL BENEFITS OF ALTERNATIVES TO THE REIT CONVERSION. The alternatives to participation in the REIT Conversion through a Merger include continuation of a Partnership, sale of the Partnership's assets and liquidation, reorganization as a separate REIT or merger of the Partnership with an existing REIT or UPREIT. Continuation of a Partnership in accordance with its existing business plan would not subject the Partnership to the risks associated with a Merger or change the Limited Partners' voting rights or the policy governing their cash distributions. Liquidation of a Partnership would allow Limited Partners to receive the net proceeds from the sale of the Partnership's assets and would permit valuation of the Partnership's assets through negotiations with prospective purchasers (in many cases unrelated third parties), making it unnecessary to rely upon other valuation methods to estimate fair market value. Such a sale and liquidation, however, would result in substantial taxable income for many Limited Partners at the time of liquidation. Reorganization of a Partnership as a separate REIT would allow certain Limited Partners to receive REIT shares immediately and achieve liquidity (but such REIT shares would represent an investment in a substantially smaller company with substantially fewer publicly held shares) and to continue their investment only in their existing Hotel(s) (although Limited Partners with negative capital accounts would be required to recognize gain to the extent thereof upon formation of the separate REIT). Merger of a Partnership with an existing REIT would give Limited Partners liquidity (or in the case of a merger with an UPREIT, tax deferral advantages) but would benefit Limited Partners more than the Mergers only if the consideration received had a value in excess of the value of the OP Units to be received in the Mergers. See "Background and Reasons for Mergers and the REIT Conversion-- Alternatives to the Mergers."

  NO PARTNER LIABILITY. The merger agreements pursuant to which subsidiaries of the Operating Partnership will merge with the Partnerships provide that the Operating Partnership will have no recourse against any of the partners in the Participating Partnerships in the event the Operating Partnership suffers a loss as the result of an inaccuracy in any representation or warranty made by the Partnership in such merger agreements.

  DILUTION. While currently there are no specific proposals for the Operating Partnership to issue OP Units beyond those to be issued in the REIT Conversion and the Blackstone Acquisition, the Operating Partnership expects to pursue acquisitions of additional hotels. These acquisitions may be financed through the issuance of OP Units or other limited partnership interests directly to property owners or to Host REIT in exchange for cash.
Any such OP Units or other limited partnership interests in the Operating Partnership may have certain preferences. Additional issuances of equity securities of Host REIT or OP Units in connection with acquisitions of additional hotels or offerings of securities for cash may occur in the discretion of Host REIT's Board of Directors, and would result in proportional reductions of the percentage ownership interests of the limited partners (or other holders of OP Units) of the Operating Partnership. See "Description of OP Units."

RISKS OF OWNERSHIP OF OP UNITS AND COMMON SHARES

  INABILITY TO REMOVE HOST REIT AS GENERAL PARTNER OF THE OPERATING PARTNERSHIP. The Partnership Agreement provides that limited partners may not remove Host REIT as general partner of the Operating Partnership with or without cause (unless neither the general partner nor its parent entity is a "public company," in which case the general partner may be removed with or without cause by limited partners holding percentage interests in the Operating Partnership ("Percentage Interests") that are more than 50% of the aggregate Percentage Interests of the outstanding limited partnership interests entitled to vote thereon, including any such interests held by the general partner). The inability to remove Host REIT as general partner may not be in the best interests of the limited partners of the Operating Partnership. See "Description of OP Units--Removal or Withdrawal of Host REIT; Transfer of Host REIT's Interests."

  RESTRICTIONS ON TRANSFER OF OP UNITS. The Partnership Agreement contains restrictions on the ability of limited partners to transfer their OP Units, except in certain limited circumstances, without the prior written consent of Host REIT. See "Description of OP Units--Restrictions on Transfers of Interests by Limited Partners."

  LIMITATIONS ON ACQUISITION OF OP UNITS AND COMMON SHARES AND CHANGE IN CONTROL. Host REIT's Charter and Bylaws, the Partnership Agreement, the Shareholder Rights Plan (to be adopted by Host REIT to replace Host's existing shareholder rights plan) and Maryland law contain a number of provisions that could delay, defer or prevent a transaction or a change of control of Host REIT that might involve a premium price for holders of Common Shares or otherwise be in their best interests, including the following:

    OWNERSHIP LIMIT. The 9.8% ownership limit described under "--Possible Adverse Consequences of Limits on Ownership of Common Shares" below may have the effect of precluding a change in control of Host REIT by a third party without the consent of the Board of Directors, even if such change in control would be in the interest of the limited partners of the Operating Partnership or shareholders of Host REIT (and even if such change in control would not reasonably jeopardize the REIT status of Host REIT).

    STAGGERED BOARD. The Charter will provide that the Board of Directors initially shall consist of eight members and may be thereafter increased or decreased in accordance with the Bylaws of Host REIT, provided that the total number of directors may not be fewer than three nor more than 13. Pursuant to Host REIT's Bylaws, the number of directors shall be fixed by the Board of Directors within the limits set forth in the Charter. The Board of Directors of Host REIT will be divided into three classes of directors. The terms of the first, second and third classes will expire in 1999, 2000 and 2001, respectively. Directors for each class will be chosen for a three-year term upon the expiration of the then current class' term, beginning in 1999. The staggered terms for directors may affect the shareholders' ability to effect a change in control of Host REIT, even if a change in control would be in the interest of the limited partners of the Operating Partnership or shareholders of Host REIT.

    REMOVAL OF BOARD OF DIRECTORS. Host REIT's Charter will provide that, except for any directors who may be elected by holders of a class or series of shares of capital stock other than the Common Shares, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of the shares then outstanding and entitled to be cast for the election of directors. Vacancies on the Board of Directors may be filled by the concurring vote of a majority of the remaining directors and, in the case of a vacancy resulting from the removal of a director by the shareholders by at least two-thirds of all the votes entitled to be cast in the election of directors.

    PREFERRED SHARES; CLASSIFICATION OR RECLASSIFICATION OF UNISSUED SHARES OF CAPITAL STOCK WITHOUT SHAREHOLDER APPROVAL. Host REIT's Charter provides that the total number of shares of stock of all classes which Host REIT has authority to issue is 800,000,000 shares of stock, initially consisting of 750,000,000 Common Shares and 50,000,000 shares of preferred stock. The Board of Directors is authorized, without a vote of shareholders, to classify or reclassify any unissued shares of stock, including Common Shares into preferred shares or vice versa, and to establish the preferences and rights of any preferred or other class or series of shares to be issued. The issuance of preferred shares or other shares having special preferences or rights could have the effect of delaying or preventing a change in control of Host REIT even if a change in control would be in the interest of the shareholders of Host REIT or limited partners of the Operating Partnership. Because the Board of Directors will have the power to establish the preferences and rights of additional classes or series of shares without a shareholder vote, the Board of Directors may afford the holders of any such class or series preferences, powers and rights, including voting rights, senior to the rights of holders of the Common Shares.

    CONSENT RIGHTS OF THE LIMITED PARTNERS. Under the Partnership Agreement, Host REIT generally will be able to merge or consolidate with another entity with the consent of partners holding Percentage Interests that are more than 50% of the aggregate Percentage Interests of the outstanding partnership interests entitled to vote thereon (including any such partnership interests held by Host REIT) as long as the holders of OP Units either will receive or will have the right to receive the same consideration as the holders of Common Shares. Host REIT, as holder of a majority of the OP Units, would be able to control the outcome of such vote. Under the Charter, the approval of the holders of at least two-thirds of the outstanding Host REIT Common Shares generally is necessary to effectuate such merger or consolidation.

    MARYLAND BUSINESS COMBINATION LAW. Under the Maryland General Corporation Law (the "MGCL"), certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation's then outstanding shares (an "Interested Shareholder") or an affiliate of the Interested Shareholder are prohibited for five years after the most recent date in which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be approved by a supermajority (80%) of outstanding voting shares, and by two-thirds of voting shares other than voting shares held by an Interested Shareholder unless, among other conditions, the corporation's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder. Host REIT will be subject to the Maryland business combination statute.

    MARYLAND CONTROL SHARE ACQUISITION LAW. Under the MGCL, "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror and by officers or directors who are employees of the corporation. "Control shares" are voting shares which, if aggregated with all other such shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of the voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. Host REIT will be subject to these control share provisions of Maryland law.

    ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS. The Bylaws of Host REIT impose certain advance notice requirements that must be met for nominations of persons for election to the Board of Directors and the proposal of business to be considered by shareholders. The advance notice provisions contained in the Bylaws generally require nominations and new business proposals by shareholders to be delivered to the Secretary of Host REIT not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which Host REIT mailed its proxy materials for the prior year's annual meeting of shareholders.

    MEETINGS OF SHAREHOLDERS; CALL OF SPECIAL MEETINGS; SHAREHOLDER ACTION IN LIEU OF MEETING BY UNANIMOUS CONSENT. Host REIT's Bylaws provide that annual meetings of shareholders shall be held on a date and at the time set by the Board of Directors during the month of May each year (commencing in May 1999). Special meetings of the shareholders may be called by the President or the Board of Directors or on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders or by unanimous written consent.

    MERGER, CONSOLIDATION, SHARE EXCHANGE AND TRANSFER OF ASSETS OF HOST REIT. Pursuant to Host REIT's Charter, subject to the terms of any class or series of capital stock at the time outstanding, Host REIT may merge with or into another entity, may consolidate with one or more other entities, may participate in a share exchange or may transfer its assets within the meaning of the MGCL if approved (i) by the Board of Directors in the manner provided in the MGCL and (ii) by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter (except that any merger of Host REIT with or into a trust organized for the purpose of changing Host REIT's form of organization from a corporation to a trust will require the approval of shareholders of Host REIT by the affirmative vote only of a majority of all the votes entitled to be cast on the matter). Under the MGCL, certain mergers may be accomplished without a vote of shareholders and a share exchange need be approved by a Maryland successor only by its Board of Directors. A voluntary dissolution of Host REIT also would require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

    AMENDMENTS TO HOST REIT'S CHARTER AND BYLAWS. The provisions contained in Host REIT's Charter relating to restrictions on transferability of the Common Shares, the classified Board and fixing the size of the Board within the range set forth in the Charter, as well as the provisions relating to removal of directors and the filling of Board vacancies may be amended only by a resolution adopted by the Board of Directors and approved by shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. As permitted under the MGCL, the Charter and Bylaws of Host REIT provide that directors have the exclusive right to amend the Bylaws. Amendments of this provision of the Charter also would require Board action and approval by two-thirds of all votes entitled to be cast on the matter.

    MARRIOTT INTERNATIONAL PURCHASE RIGHT. In connection with Host's spinoff of Marriott International in 1993, Marriott International obtained the right to purchase up to 20% of each class of Host's outstanding voting shares at the then fair market value upon the occurrence of certain change of control events involving Host (the "Marriott International Purchase Right"). The Marriott International Purchase Right will continue in effect after the Mergers (until June 2017), subject to certain limitations intended to protect the REIT status of Host REIT. The Marriott International Purchase Right may have the effect of discouraging a takeover of Host REIT, because any person considering acquiring a substantial or controlling block of Host REIT Common Shares will face the possibility that its ability to obtain or exercise control would be impaired or made more expensive by the exercise of the Marriott International Purchase Right.

    SHAREHOLDER RIGHTS PLAN. Host REIT intends to adopt a Shareholder Rights Plan to replace the existing Host shareholder rights plan. The new Shareholder Rights Plan is expected to provide, among other things, that upon the occurrence of certain events, shareholders will be entitled to purchase from Host REIT a newly created series of junior preferred shares, subject to Host REIT's Ownership Limit. The preferred share purchase rights will be triggered by the earlier to occur of (i) ten days following the date of a public announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares or (ii) ten business days following the commencement of or announcement of an intention to make a tender or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 20% or more of such outstanding Common Shares. The preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire Host REIT on terms not approved by the Board of Directors. See "Description of Capital Stock" and "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."

  POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF COMMON SHARES. To maintain its qualification as a REIT for federal income tax purposes, not more than 50% in value of the outstanding shares of capital stock of Host REIT may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). See "Federal Income Tax Consequences-- Federal Income Taxation of Host REIT Following the Mergers--Requirements for Qualification." In addition, a person who owns, directly or by attribution, 10% or more of an interest in a tenant of Host REIT (or a tenant of any partnership in which Host REIT is a partner) cannot own, directly or by attribution, 10% or more of the shares of Host REIT without jeopardizing Host REIT's qualification as a REIT. Primarily to facilitate maintenance of its qualification as a REIT for federal income tax purposes, the ownership limit under the Host REIT Charter will prohibit ownership, directly or by virtue of the attribution provisions of the Code, by any person or persons acting as a group of more than 9.8% of the issued and outstanding Common Shares (subject to an exception for Common Shares held prior to the REIT Conversion so long as the holder thereof would not own more than 9.9% in value of the outstanding shares of Host REIT) and will prohibit ownership, directly or by virtue of the attribution provisions of the Code, by any person or persons acting as a group of more than 9.8% of the issued and outstanding shares of any class or series of Host REIT's preferred shares (collectively, the "Ownership Limit"). The Board of Directors, in its sole and absolute discretion, may waive or modify the Ownership Limit with respect to one or more persons who would not be treated as "individuals" for purposes of the Code if it is satisfied, based upon information required to be provided by the party seeking the waiver and upon an opinion of counsel satisfactory to the Board of Directors, that ownership in excess of this limit will not cause a person who is an individual to be treated as owning shares in excess of the Ownership Limit, applying the applicable constructive ownership rules, and will not otherwise jeopardize Host REIT's status as a REIT for federal income tax purposes (for example, by causing any tenant of the Operating Partnership or any of the Hotel Partnerships (including, but not limited to, Crestline and the Lessees) to be considered a "related party tenant" for purposes of the REIT qualification rules). Common Shares acquired or held in violation of the Ownership Limit will be transferred automatically to a trust for the benefit of a designated charitable beneficiary, and the person who acquired such Common Shares in violation of the Ownership Limit will not be entitled to any distributions thereon, to vote such Common Shares or to receive any proceeds from the subsequent sale thereof in excess of the lesser of the price paid therefor or the amount realized from such sale. A transfer of Common Shares to a person who, as a result of the transfer, violates the Ownership Limit may be void under certain circumstances, and, in any event, would deny the transferee any of the economic benefits of owning Common Shares in excess of the Ownership Limit. See "Description of Capital Stock--Restrictions on Ownership and Transfer." The Ownership Limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect the shareholders' ability to realize a premium over the then-prevailing market price for the Common Shares in connection with such transaction.

  POSSIBLE DIFFERING FIDUCIARY DUTIES OF GENERAL PARTNERS AND HOST REIT. The General Partners, Host REIT, as general partner of the Operating Partnership, and the Board of Directors of Host REIT, respectively, owe fiduciary duties to their constituent owners. Although some courts have interpreted the fiduciary duties of the Board of Directors in the same way as the duties of a general partner in a limited partnership, it is unclear whether, or to what extent, there are differences in such fiduciary duties. It is possible that the fiduciary duties of the directors of Host REIT to the shareholders may be less than those of the General Partners to their respective limited partners or Host REIT, as general partner of the Operating Partnership, to the limited partners of the Operating Partnership. The Partnership Agreement contains a specific provision to the effect that Host REIT, as general partner of the Operating Partnership, is under no obligation to consider the separate interests of the limited partners of the Operating Partnership in taking partnership action and also contains broad exculpatory language. Since the partnership agreements of the Partnerships do not contain the same provisions, the fiduciary duties of Host REIT, as general partner of the Operating Partnership, to the limited partners of the Operating

Partnership may be less than those of the General Partners to their respective Limited Partners. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares--Fiduciary Duties."

  EFFECT ON COMMON SHARE PRICE OF SHARES AVAILABLE FOR FUTURE SALE. Sales of a substantial number of Common Shares, or the perception that such sales could occur, could adversely affect prevailing market prices for Common Shares. Limited Partners who elect to receive Common Shares in connection with the Mergers will be able to sell such shares at any time after they are received (unless held by an affiliate of Host REIT). Beginning July 1, 1999, half of the approximately 43.7 million OP Units expected to be issued in the Blackstone Acquisition will become redeemable pursuant to their Unit Redemption Right, an additional 25% will be redeemable on October 1, 1999, and the balance will be redeemable on January 1, 2000, which means it is possible for the Blackstone Entities to convert all of their OP Units into Common Shares prior to, or concurrently with, the first time the Limited Partners who retain OP Units would be able to exercise their Unit Redemption Right and possibly causing the price of the Common Shares to decrease prior to such Limited Partners being able to sell their Common Shares. In addition, beginning at least one year after the Effective Date (or after a lesser period in certain circumstances), other holders of OP Units, including Limited Partners who retain OP Units received in the Mergers, may be able to sell Common Shares received upon exercise of their Unit Redemption Right in the public market pursuant to registration or exemptions from registration. Further, a substantial number of Common Shares would, pursuant to employee benefit plans, be issued or reserved for issuance from time to time, including Common Shares reserved for issuance pursuant to options granted prior to the Mergers and the REIT Conversion, and these Common Shares would be available for sale in the public markets from time to time pursuant to exemptions from registration or upon registration. Moreover, the issuance of additional Common Shares by Host or Host REIT in the future (including any Common Shares that may be issued in connection with the Initial E&P Distribution) would be available for sale in the public markets. Although not yet certain, it is currently contemplated that the Initial E&P Distribution will include a nontransferable right entitling Host shareholders who receive the Initial E&P Distribution and the Blackstone Entities to elect to receive either a specified dollar amount of cash or a specified fraction of a share of Host common stock (or a Host REIT Common Share if the merger of Host into Host REIT has occurred). No prediction can be made about the effect that future sales of Common Shares would have on the market price of the Common Shares.

  CURRENT HOST COMMON STOCK PRICE IS NOT NECESSARILY INDICATIVE OF THE PRICE OF HOST REIT COMMON SHARES FOLLOWING THE REIT CONVERSION. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion, because of the effect of the distribution of the Crestline common stock and cash or other consideration in connection with the Initial E&P Distribution, the acquisition of additional assets in connection with the REIT Conversion, including the Blackstone Acquisition, and the change in Host's organization from a taxable corporation to a REIT. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and the cash or other consideration that may be distributed in connection with the Initial E&P Distribution), a significant portion of which (except for the Crestline common stock and cash or other consideration to be distributed and certain other de minimis assets) will be contributed directly or indirectly to the Operating Partnership and will comprise the core of the Operating Partnership's business and assets following the REIT Conversion. Host's common stock price is also affected by general market conditions.

  EFFECT ON COMMON SHARE PRICE OF MARKET CONDITIONS. As with other publicly traded equity securities, the value of the Common Shares will depend upon various market conditions, which may change from time to time. Among the market conditions that may affect the value of the Common Shares are the following: (i) the extent of institutional investor interest in Host REIT,
(ii) the general market perception of REITs in general and hotel REITs in particular and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), (iii) Host REIT's financial performance, (iv) changes in the tax laws affecting REITs (particularly REITs that primarily own hotels) and
(v) general stock and bond market conditions. Although the Limited Partners of a Participating Partnership will receive OP Units with an aggregate deemed value equal to the Exchange Value of their Partnership Interests in the Merger, there can be no assurance that the Common Shares would not trade at prices below this deemed value at the time of or after the REIT Conversion, thereby reducing the value of such OP Units below the Exchange Value, or that the Common Shares will not trade at prices below the value of Host REIT's business and assets.

  EFFECT ON COMMON SHARE PRICE OF EARNINGS AND CASH DISTRIBUTIONS. It is generally believed that the market value of the equity securities of a REIT is primarily based upon the market's perception of the REIT's growth potential for its core portfolio, the value of its real estate portfolio and its prospects for accretive acquisitions and development. The combination of these factors creates a market perception of a REIT's current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings, and is secondarily based upon the value of the underlying assets. For that reason, Common Shares may trade at prices that are higher or lower than the net asset value per Common Share or per OP Unit. To the extent Host REIT retains operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing such cash flow to shareholders, these retained funds, while increasing the value of Host REIT's underlying assets, may not correspondingly increase the market price of the Common Shares. The failure of Host REIT to meet the market's expectation with regard to future earnings and cash distributions would likely adversely affect the market price of the Common Shares.

  EFFECT ON COMMON SHARE PRICE OF MARKET INTEREST RATES. One of the factors that will influence the price of the Common Shares will be the dividend yield on the Common Shares (as a percentage of the price of the Common Shares) relative to market interest rates. Thus, an increase in market interest rates may lead prospective purchasers of Common Shares to expect a higher dividend yield, which would adversely affect the market price of the Common Shares.

  EFFECT ON COMMON SHARE PRICE OF UNRELATED EVENTS. As with other publicly traded equity securities, the value of the Common Shares will depend upon various market conditions, including conditions unrelated to real estate investments generally. Thus, events which depress equity market prices may not have any effect on real estate market values, with the result that the Common Shares may trade at prices below Host REIT's net asset value.

  DEPENDENCE ON EXTERNAL SOURCES OF CAPITAL. As with other REITs, but unlike corporations generally, Host REIT's ability to reduce its debt and finance its growth largely must be funded by external sources of capital because Host REIT generally will have to distribute to its shareholders 95% of its taxable income in order to qualify as a REIT (including taxable income where Host REIT does not receive corresponding cash). Host REIT's access to external capital will depend upon a number of factors, including general market conditions, the market's perception of Host REIT's growth potential, its current and potential future earnings, cash distributions and the market price of the Common Shares.

RISKS OF OWNERSHIP OF THE NOTES

  THE NOTES ARE UNSECURED. The Notes, which are prepayable at any time, are unsecured obligations of the Operating Partnership. Thus, the Notes will be effectively subordinated to any secured debt of the Operating Partnership and to all obligations of the Hotel Partnerships and all other subsidiaries of the Operating Partnership. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership and its subsidiaries would have had aggregate consolidated debt to which the Notes would be effectively subordinated or which ranks equally with such Notes of approximately $5.6 billion (including $567 million of debentures relating to the Convertible Preferred Securities).

  NO PUBLIC MARKET FOR THE NOTES. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity.

  LIMITED PROTECTION FOR NOTEHOLDERS IN THE EVENT OF A RESTRUCTURING OR SIMILAR TRANSACTION. Other than (i) certain restrictions on the incurrence of indebtedness, (ii) a financial covenant requiring the Operating

Partnership to maintain certain coverage ratios and (iii) the customary requirements that the surviving entity in any business combination assume the obligations under the Notes and the Indenture and be in full compliance with all of the provisions of the Indenture, the Indenture does not contain any special provisions protecting Noteholders in the event of a restructuring, reorganization or similar transaction involving the Operating Partnership, which could increase the risk that the Notes may not be paid in full at maturity. See "Description of the Notes."

RISKS OF OPERATION

  COMPETITION IN THE LODGING INDUSTRY. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry in which the Hotels primarily operate is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities. Although the competitive position of each of the Company's hotel properties differs from market to market, the Company believes that its properties generally compare favorably to their competitive set in the markets in which they operate on the basis of these factors. Furthermore, the Company's strategy is to affiliate its properties with managers operating under the highest quality brand names in the industry which the Company believes will enhance their competitive position. Nonetheless, there can be no assurance that these managers will maintain the quality of their brand names. Furthermore, competing properties may be built or existing products enhanced such that they offer characteristics more favorable than those offered by the Company's properties. See "Business and Properties--Competition." The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions, (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership.

  GENERAL REAL ESTATE INVESTMENT RISKS. Partners of the Operating Partnership will continue to bear risks associated with real estate investments. The yields available from equity investments in real estate and the Operating Partnership's ability to service debt depend, in large part, upon the amount of rental revenues generated, expenses incurred and capital expenditures required in the operation of its business. The Operating Partnership's income and ability to make distributions to its partners will be dependent upon the rent payable by the Lessees exceeding the amounts required for debt service, property taxes and other expenses payable by the Operating Partnership (including required FF&E reserves and capital expenditures). The rental payments payable by the Lessees will be affected in part by the sales generated by the Managers from operation of the Hotels. The Lessees' ability to pay rent accrued under the Leases will depend in significant part upon the ability of the Managers to generate gross sales in excess of its requirements to meet operating expenses. The Operating Partnership's rental income from the Hotels may, therefore, directly or indirectly, be adversely affected by a number of factors, including the general economic climate, local real estate conditions, such as an oversupply of, or a reduction in demand for, hotel space, the attractiveness of the Hotels to consumers, the quality, philosophy and performance of management, the ability of the Lessees to maximize rental payments to Host REIT, the ability of the Manager to effectively operate the Hotels, competition from comparable hotels, changes in room rates and increases in operating costs due to inflation and other factors, which increases may not necessarily be passed through fully to guests. In addition, the Operating Partnership's rental income from the Hotels and real estate values also are affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. Certain significant expenditures associated with each equity investment in a Hotel (such as mortgage payments, if any, real estate taxes and maintenance costs) also may not decrease even though circumstances cause a reduction in the Operating Partnership's rental income from the Hotel. If any of the above occurs, the Operating Partnership's ability to make distributions to its partners, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders, could be adversely affected.

  RENTAL REVENUES FROM HOTELS SUBJECT TO PRIOR RIGHTS OF LENDERS. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnership (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and to make distributions to the holders of OP Units (including Host REIT).

  POSSIBLE UNDERPERFORMANCE OF NEW ACQUISITIONS. In the future, the Operating Partnership expects to pursue acquisitions of additional full-service hotels and other types of real estate. Acquisitions entail the risk that such investments will fail to perform in accordance with expectations. The Operating Partnership anticipates that, in certain circumstances, it may use OP Units as consideration to acquire hotels from tax-sensitive sellers and, in connection with such acquisitions, it may agree to certain restrictions on the Operating Partnership's ability to sell, or reduce the amount of mortgage indebtedness on, such acquired hotels, which may increase the Operating Partnership's leverage and which may impair the Operating Partnership's ability to take actions that would otherwise be in the best interests of its limited partners.

  SEASONALITY. The hotel industry is seasonal in nature. The seasonality of the industry may, from time to time, affect either the amount of rent that accrues under the Leases or the ability of the Lessees to make timely rent payments under the Leases. An inability of the Lessees to make timely rent payments to the Operating Partnership could adversely affect the ability of the Operating Partnership to make distributions to partners (including Host
REIT) and Host REIT's ability, in turn, to make distributions to its shareholders.

  ILLIQUIDITY OF REAL ESTATE. Real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Operating Partnership to sell and purchase hotels promptly in response to changes in economic or other conditions. This could make it difficult for the Operating Partnership to sell any of its Hotels, even if a sale were in the interest of limited partners.

  LIMITATIONS ON SALE OR REFINANCING OF CERTAIN HOTELS. For reasons relating to federal income tax considerations, the agreements by which the Operating Partnership will acquire certain Hotels (or obtain consent to lease certain Hotels to the Lessees) will also restrict the ability of the Operating Partnership to dispose of or refinance the debt secured by such Hotels for varying periods from the Effective Date, depending on the Hotel. Similarly, upon acquiring the Blackstone Hotels, the Operating Partnership will agree not to dispose of the Blackstone Hotels for ten years (although the Operating Partnership may dispose of up to 50% of the value of the assets contributed to the Operating Partnership by the Blackstone Entities commencing after five years). In addition, if Atlanta Marquis participates in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Hotel owned by Atlanta Marquis or to refinance the debt secured by such Hotel without compensating certain outside partners for resulting adverse tax consequences. Thus, even if it were in the best interests of the Operating Partnership and its limited partners to sell or refinance the debt secured by any of these Hotels, it may be difficult or impossible for the Operating Partnership to do so during their respective lock-out periods.

  HOTELS SUBJECT TO GROUND LEASES MAY AFFECT THE OPERATING PARTNERSHIP'S REVENUES. Of the approximately 125 Hotels in which the Operating Partnership initially is expected to hold an interest, approximately 45 are subject to ground leases. Such ground leases generally require increases in ground rent payments every five years. To the extent that the rents payable under the Leases do not increase at the same rate as the increases under the ground leases, it could affect the Operating Partnership's cash available for distribution and its ability to make distributions to partners, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. In addition, any sale of a Hotel encumbered by a ground lease would be made subject to such ground lease and the value realized by the Operating Partnership in such sale might not be as high if such Hotel were not sold subject to such ground lease.

FEDERAL INCOME TAX RISKS

  TAX CONSEQUENCES OF THE MERGERS. The Operating Partnership has received an opinion of Hogan & Hartson L.L.P., counsel to Host, Host REIT and the Operating Partnership, based upon certain assumptions and representations of the General Partners, the Operating Partnership, Host and Host REIT, to the effect that, except for any gain attributable to the sale of personal property by a Partnership to a Non-Controlled Subsidiary, the Mergers will not result in the recognition of taxable income or gain by a Limited Partner at the time of the Mergers (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Mergers; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Mergers; (iii) who does not receive a cash distribution (or deemed cash distribution resulting from relief from liabilities, including as a result of the prepayment of indebtedness associated with the Limited Partner's Partnership) in excess of such Limited Partner's aggregate adjusted tax basis in his Partnership Interest at the time of the Mergers; (iv) who is not required to recognize gain by reason of the election by another Limited Partner in his Partnership to receive Common Shares or a Note in exchange for his OP Units in connection with the Mergers (which in counsel's opinion, described below, should not be the result of either such election); and (v) whose "at risk" amount does not fall below zero as a result of the Mergers or the REIT Conversion. The General Partners and the Operating Partnership do not believe, with regard to a Limited Partner who acquired his Partnership Interest in the original offering of such Partnership Interests, who has held that Interest at all times since the offering and who does not elect to exchange the OP Units, that the Mergers will result in such Limited Partner (a) receiving a distribution (or deemed distribution) of cash in excess of such Limited Partner's adjusted tax basis in his Partnership Interest or (b) having his "at risk" amount fall below zero. The adjusted tax basis of a Limited Partner who did not acquire his Partnership Interest in the original offering of such Partnership Interests, however, could vary materially from the adjusted tax basis of a Limited Partner who did. Therefore, depending on the adjusted tax basis of such a Limited Partner in his Partnership Interest, the Mergers could result in the receipt by such Limited Partner of a cash distribution (or deemed cash distribution) in excess of such Limited Partner's adjusted tax basis in his Partnership Interest, and, accordingly, could result in the recognition of taxable income or gain by such Limited Partner. (The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections)).

  Hogan & Hartson L.L.P. is of the opinion that it is more likely than not that a Limited Partner who does not elect to exchange his OP Units for Common Shares or a Note in connection with the Mergers will not be required to recognize gain by reason of another Limited Partner's exercise of either such election. With respect to a Limited Partner's exercise of his Unit Redemption Right, Hogan & Hartson L.L.P. is of the opinion that it is more likely than not that a Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Mergers but less than two years after such date will not cause the Merger itself to be a taxable transaction for the Limited Partner (or for the other Limited Partners of such Partnership). Opinions of counsel, however, do not bind the IRS or the courts, and no assurance can be provided that such opinions will not be challenged by the IRS or will be sustained by a court if so challenged.

  The particular tax consequences of the Mergers and the REIT Conversion for a Limited Partner will depend upon a number of factors related to the tax situation of that individual Limited Partner and the Partnership of which he is a Limited Partner, including such factors as the Limited Partner's aggregate adjusted tax basis in his Partnership Interest, the extent to which the Limited Partner has unused passive activity losses arising in connection with his investment in the Partnership or other investments that could offset income arising from the Mergers and the REIT Conversion, the amount of income (if any) required to be recognized by reason of the sale by the Limited Partner's Partnership of personal property to a Non-Controlled Subsidiary in connection with the REIT Conversion, the allocation of Operating Partnership liabilities to the Limited Partner following the

Mergers and the REIT Conversion and the amount of built-in gain with respect to the Hotels owned by the Partnership of which he is a Limited Partner. See "Federal Income Tax Consequences--Summary of Tax Opinions." The Operating Partnership has consulted with its advisors in connection with structuring the Mergers and the REIT Conversion, but, with one exception, has not sought a ruling from the IRS as to the tax consequences of the Mergers and the REIT Conversion. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities." EACH LIMITED PARTNER IS URGED TO CONSULT WITH HIS OWN TAX ADVISOR BEFORE DETERMINING WHETHER TO APPROVE OF AND PARTICIPATE IN THE MERGERS IN ORDER TO DETERMINE THE ANTICIPATED TAX CONSEQUENCES OF THE MERGERS FOR SUCH LIMITED PARTNER.

  There is a significant possibility that the Operating Partnership will be considered to be a "publicly traded partnership." Host REIT and the Operating Partnership expect to receive an opinion prior to the Effective Date from Hogan & Hartson L.L.P. to the effect that, even if the Operating Partnership were a "publicly traded partnership," it would qualify as a partnership for federal income tax purposes because, based upon factual representations made by Host, Host REIT and the Operating Partnership as to the proposed method of operation of the Operating Partnership after the Mergers and the REIT Conversion, at least ninety percent (90%) of its income will consist of "qualifying income," as defined in the Code. See "Federal Income Tax Consequences--Tax Status of the Operating Partnership." In this regard, the Partnership Agreement will prohibit any person or persons acting as a group (other than Host REIT and The Blackstone Group) from holding in excess of 4.9% of the value of the interests in the Operating Partnership. If the Operating Partnership were a publicly traded partnership that qualifies as a partnership for federal income tax purposes because of the "qualifying income" exception, however, a Limited Partner could be subject to certain special rules applicable to publicly traded partnerships. In particular, a Limited Partner would be unable to use passive activity losses from other passive activities (including his investment in his Partnership) to offset his allocable share of Operating Partnership gain and income, and any Operating Partnership losses allocable to a Limited Partner could be used only as an offset against such Limited Partner's allocable share of future Operating Partnership income and gain and not against income and gain from other passive activities.

  EFFECTS OF SUBSEQUENT EVENTS UPON RECOGNITION OF GAIN. In addition to any gain that might be recognized at the time of the Mergers by the Limited Partners who retain OP Units, there are a variety of subsequent events and transactions, including (i) the sale or other taxable disposition of one or more of the Hotels owned by the Partnerships, (ii) the refinancing or repayment of certain liabilities secured by one or more of the Hotels owned by the Partnerships, (iii) the issuance of additional OP Units, including in connection with the issuance of Common Shares or other equity interests by Host REIT and the acquisition of additional properties by the Operating Partnership in exchange for OP Units or other equity interests in the Operating Partnership, (iv) an increase to the basis of the Hotels owned by the Partnerships resulting from capital expenditures, (v) the elimination over time of the disparity between the current tax basis of the Hotels owned by the Partnerships and the "book basis" of such Hotels (based upon their fair market value at the time of the Mergers) and (vi) with respect to the MHP Limited Partners only, possibly, the transfer of MHP's interest in the Harbor Beach Resort to a Non-Controlled Subsidiary in connection with the REIT Conversion (in the event that certain third-party consents to the REIT Conversion are not obtained) that could cause a Limited Partner who retains OP Units to recognize part or all of the taxable gain that otherwise has been deferred pursuant to the Mergers.

  Certain Hotels (including the Blackstone Hotels) will be covered by agreements that will restrict the ability of the Operating Partnership to dispose of such Hotels or refinance the debt secured by them. In addition, if Atlanta Marquis participates in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Hotel owned by Atlanta Marquis or to refinance the debt secured by such Hotel without compensating certain outside partners for resulting adverse tax consequences. See "--Limitations on Sale or Refinancing of Certain Hotels" above. The Partnership Agreement does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels owned by the Partnerships, however, or to refinance or repay debt secured by the Hotels owned by the Partnerships (or to direct that a Partnership engage in such a transaction), but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions. In addition, Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences to the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transactions), and the limited partners generally have no right to approve or disapprove such transactions. See "Description of OP Units--Sales of Assets" and "--Borrowing by the Operating Partnership."

  SALE OF PERSONAL PROPERTY MAY RESULT IN GAIN TO LIMITED PARTNERS IN CERTAIN PARTNERSHIPS. In order to facilitate the participation of Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP in the Mergers without adversely affecting Host REIT's qualification as a REIT, the Operating Partnership will require, as part of the Mergers, that such Partnerships sell a portion of the personal property associated with the Hotels owned by such Partnerships to a Non-Controlled Subsidiary. These sales will be taxable transactions and, with the exception of the sale by Hanover, may result in an allocation of a relatively modest amount of ordinary recapture income by each Partnership to its Limited Partners. This income, if any, will be allocated to each Limited Partner in the same proportion and to the same extent that such Limited Partner was allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income. A Limited Partner who receives such an allocation of recapture income will not be entitled to any special distribution from his Partnership in connection with the sale of personal property.

  ELECTION TO EXCHANGE OP UNITS FOR COMMON SHARES. A Limited Partner who elects to exchange his OP Units for Common Shares in connection with the Mergers will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time that the right to receive Common Shares becomes fixed (which the Operating Partnership will treat as occurring on January 22, 1999, if the Effective Date of the Mergers is December 30, 1998). The amount realized in connection with such disposition will equal the sum of the fair market value of the Common Shares received, plus the portion of the Operating Partnership's liabilities allocable to the Limited Partner for federal income tax purposes. To the extent the amount realized exceeds the Limited Partner's adjusted tax basis in his OP Units, the Limited Partner will recognize gain. If a Limited Partner has a "negative capital account" with respect to his OP Units, he will recognize "phantom income" (i.e., the income recognized would exceed the value of the Common Shares by the amount of his negative capital account). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  ELECTION TO EXCHANGE OP UNITS FOR NOTES. A Limited Partner who elects to receive a Note in exchange for his OP Units in connection with the Mergers will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Mergers (which currently is expected to be December 30, 1998). The amount realized in connection with such disposition will equal the sum of the "issue price" of the Note (i.e., the principal amount of the Note) plus the portion of the Operating Partnership's liabilities allocable to the Limited Partner for federal income tax purposes. To the extent the amount realized exceeds the Limited Partner's adjusted tax basis in his OP Units, the Limited Partner will recognize gain. A Limited Partner may be eligible to defer at least a portion of that gain under the "installment sale" rules until principal on the Note is paid (see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election") but those rules will not permit a Limited Partner to defer all of the gain recognized (for example, gain attributable to his "negative capital account" and income attributable to "depreciation recapture") and may require that a Limited Partner who defers gain pay to the IRS interest on a portion of the resulting tax that has been deferred. A Limited Partner with a "negative capital account" with respect to his Partnership Interest who elects to receive a Note will recognize "phantom income" in that amount at the time the taxable disposition is deemed to occur in any event.

  EXERCISE OF UNIT REDEMPTION RIGHT. The receipt of either cash or Common Shares, as determined by Host REIT, by a Limited Partner in connection with the exercise of such Limited Partner's Unit Redemption Right will be a taxable transaction and likely will result in the recognition by the Limited Partner of substantial gain for federal income tax purposes. The amount realized in connection with a Limited Partner's exercise of his

Unit Redemption Right will equal the sum of either the amount of cash or the fair market value of the Common Shares received plus the portion of the Operating Partnership's liabilities allocable to the OP Units redeemed for federal income tax purposes. To the extent the amount realized exceeds the Limited Partner's adjusted basis in the redeemed OP Units, the Limited Partner will recognize gain. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Dissolution of the Operating Partnership" and "--Tax Treatment of Exercise of Unit Redemption Right." State and local income and transfer taxes may apply to such a redemption as well.

  LIMITED PARTNERS NEED TO CONSULT WITH THEIR OWN TAX ADVISORS. Because the specific tax attributes of a Limited Partner and the facts regarding such Limited Partner's interest in his Partnership could have a material impact on the tax consequences to such Limited Partner of the Mergers (including the decision whether to elect to receive Common Shares or Notes in exchange for OP Units in connection with the Mergers) and the subsequent ownership and disposition of OP Units, Common Shares or Notes, it is essential that each Limited Partner consult with his own tax advisors regarding the application of federal, foreign and state and local tax laws to such Limited Partner's personal tax situation.

FAILURE OF HOST REIT TO QUALIFY AS A REIT.

  GENERAL. Host REIT intends to operate so as to qualify as a REIT under the Code effective for Host REIT's first taxable year commencing following the REIT Conversion. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders as long as it distributes currently at least 95% of its taxable income (excluding net capital gain). No assurance can be provided, however, that Host REIT will so qualify or be able to remain so qualified or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification. In this regard, Host REIT expects to receive an opinion of Hogan & Hartson L.L.P. prior to the Effective Date to the effect that Host REIT, effective for its first full taxable year commencing following the REIT Conversion, will be organized in conformity with the requirements for qualification as a REIT under the Code, and that Host REIT's proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT. This opinion will be conditioned upon the completion of the REIT Conversion and upon certain factual representations made by Host REIT and the Operating Partnership as to matters relating to the organization and operation of Host REIT, the Operating Partnership, the Hotel Partnerships, the Subsidiary Partnerships, the Non-Controlled Subsidiaries, the Host Employee Trust and Crestline and the Lessees. In addition, this opinion will be based upon the factual representations of Host REIT concerning its business and properties as set forth in this Consent Solicitation and will assume that the actions described in this Consent Solicitation are completed in a timely fashion. Moreover, an opinion of counsel does not bind the IRS or the courts, and no assurance can be provided that such opinion will not be challenged by the IRS or will be sustained by a court if so challenged.

  REQUIRED DISTRIBUTIONS AND PAYMENTS. In order to qualify as a REIT, Host REIT will be required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). Due to certain transactions entered into in prior years, Host REIT is expected to recognize substantial amounts of "phantom" taxable income in future years that is not matched by cash flow or EBITDA to the Operating Partnership or Host REIT. As discussed below in "--Earnings and Profits Attributable to "C' Corporation Taxable Years," to qualify as a REIT, Host REIT also will have to distribute to its shareholders not later than the end of its first taxable year as a REIT an amount equal to the earnings and profits ("E&P") accumulated by Host and its subsidiaries and not distributed before or at the time of the REIT Conversion (including any increases thereto resulting from subsequent IRS audits of years prior to Host REIT's first taxable year as a REIT). In addition, Host REIT will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by it with respect to the calendar year are less than the sum of (i) 85% of its ordinary income, (ii) 95% of its capital gain net income for that year, and (iii) any undistributed taxable income from prior periods. Host REIT intends to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from the Operating

Partnership. However, differences in timing between taxable income and cash available for distribution due to, among other things, the seasonality of the hospitality industry and the fact that some taxable income will be "phantom" income (i.e., taxable income that is not matched by cash flow or EBITDA to the Operating Partnership) could require the Operating Partnership to borrow funds or to issue additional equity to enable Host REIT to meet the 95% distribution requirement (and therefore to maintain its REIT status) and to avoid the nondeductible excise tax. The Operating Partnership also is required to pay (or reimburse Host REIT for) all taxes and other liabilities and expenses that Host REIT incurs, including taxes and liabilities attributable to periods and events prior to the REIT Conversion and any taxes that Host REIT must pay in the event it were to fail to qualify as a REIT. In addition, the Operating Partnership's inability to retain earnings (resulting from Host REIT's 95% and other distribution requirements) will generally require the Operating Partnership to refinance debt that matures with additional debt or equity. There can be no assurance that any of these sources of funds, if available at all, would be available to meet the Operating Partnership's distribution and tax obligations.

  CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT. If Host REIT fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, Host REIT will be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax would significantly reduce the cash available for distribution by Host REIT to its shareholders. Failure of Host REIT to qualify as a REIT could reduce materially the value of the Common Shares and OP Units and would cause all distributions to shareholders to be taxable as ordinary income to the extent of Host REIT's current and accumulated E&P (although, subject to certain limitations under the Code, corporate distributees may be eligible for the dividends received deduction with respect to these distributions). See "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the Mergers--Failure of Host REIT to Qualify as a REIT." Failure of Host REIT to qualify as a REIT also would result in a default under the New Senior Notes and the New Credit Facility.

  EARNINGS AND PROFITS ATTRIBUTABLE TO "C" CORPORATION TAXABLE YEARS. In order to qualify as a REIT, Host REIT cannot have at the end of any taxable year any undistributed E&P that is attributable to a "C" corporation taxable year. A REIT has until the close of its first taxable year as a REIT in which it has non-REIT E&P to distribute such accumulated E&P. Host REIT will be required to distribute this E&P prior to the end of 1999 (the first taxable year for which the REIT election of Host REIT currently is expected to be effective). Failure to do so would result in disqualification of Host REIT as a REIT at least for taxable year 1999. Host REIT believes that the Initial E&P Distribution, together with any additional distributions of non-REIT E&P made after the REIT Conversion but prior to December 31, 1999, will be sufficient to distribute all of the non-REIT E&P as of December 31, 1999, but there are substantial uncertainties relating to the estimate of Host REIT's non-REIT E&P and the value of noncash consideration to be distributed as part of the Initial E&P Distribution and, thus, there can be no assurance that this requirement will be met. Hogan & Hartson L.L.P. will not provide any opinion as to the amount of Host's undistributed E&P and will rely, for purposes of its opinion as to the qualification of Host REIT as a REIT, upon a representation from Host and Host REIT that Host REIT will not have any undistributed E&P as of the end of 1999. See "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the Mergers-- Requirements for Qualification."

  TREATMENT OF LEASES. To qualify as a REIT, a REIT must satisfy two gross income tests. Rent paid pursuant to the Leases will constitute substantially all of the gross income of Host REIT. In order for the rent paid pursuant to the Leases to constitute qualifying income for purposes of the gross income tests, (a) the Leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement, and (b) the Lessees must not be regarded as "related party tenants" (as defined in the Code). Host REIT expects that Hogan & Hartson L.L.P. will provide to Host REIT prior to the Effective Date an opinion to the effect that, based upon certain representations of Host REIT regarding the terms of the Leases and the expectations of Host REIT and the Lessees with respect thereto, the Leases will be respected as leases for federal income tax purposes. An opinion of counsel, however, does not bind the IRS or the courts and this determination ultimately will depend upon the accuracy of the factual representations of Host

REIT regarding the Leases. In this regard, if the Leases were not respected as true leases for federal income tax purposes or if the Lessees were regarded as "related party tenants," Host REIT would not be able to satisfy either of the two gross income tests applicable to REITs and, as a result, would lose its REIT status. Accordingly, Host REIT would be subject to corporate level income taxation, which would significantly reduce the cash available for distribution to its shareholders. See "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the Mergers--Income Tests Applicable to REITs."

  OTHER TAX LIABILITIES; HOST REIT'S SUBSTANTIAL DEFERRED AND CONTINGENT TAX LIABILITIES. Even if Host REIT qualifies as a REIT, it will be subject, through the Operating Partnership and the Hotel Partnerships, to certain federal, state and local taxes on its income and property. See "Federal Income Tax Consequences-- Federal Income Taxation of Host REIT Following the Mergers--General." In addition, Host REIT will be subject to tax at the regular corporate rate (currently 35%) upon its share of any gain recognized as a result of any sale by the Operating Partnership or the Hotel Partnerships (within the 10-year period beginning on the Effective Date) of assets, including the Hotels, in which interests were acquired by the Operating Partnership from Host and its subsidiaries as part of the Mergers and the REIT Conversion to the extent that such gain existed as of the first day of Host REIT's first taxable year as a REIT. Host has substantial deferred tax liabilities that likely will be recognized by Host REIT in the next ten years as "built-in gain" under these rules (or by a Non-Controlled Subsidiary), without any corresponding receipt of cash by Host REIT from the Operating Partnership. The Operating Partnership is obligated under the Partnership Agreement and the terms of the REIT Conversion to pay all such taxes incurred by Host REIT, as well as any liabilities that the IRS may assert against Host REIT for corporate income taxes for taxable years prior to the time Host REIT qualifies as a REIT. The Non-Controlled Subsidiaries will be taxable "C" corporations and will pay federal and state income tax on their net income at the full applicable corporate rates. Holders of OP Units will be subject to state and local taxation in the jurisdictions in which the Operating Partnership directly or indirectly holds real property and such holders will be required to file periodic tax returns in at least some of those jurisdictions. The Operating Partnership will initially own Hotels located in 28 different states and the District of Columbia.

  FAILURE OF THE OPERATING PARTNERSHIP TO QUALIFY AS A PARTNERSHIP. The Operating Partnership and Host REIT have received an opinion of Hogan & Hartson L.L.P. to the effect that the Operating Partnership will be treated as a partnership for federal income tax purposes. An opinion of counsel, however, does not bind the IRS or the courts, and no assurance can be provided that such opinion will not be challenged by the IRS or will be sustained by a court if so challenged. If the IRS were to treat successfully the Operating Partnership as an entity that is taxable as a corporation, Host REIT would cease to qualify as a REIT because the value of Host REIT's ownership interest in the Operating Partnership would exceed 5% of Host REIT's assets and because Host REIT would be considered to hold more than 10% of the voting securities of another corporation. See "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the Mergers--Asset Tests Applicable to REITs." Moreover, the imposition of a corporate tax on the Operating Partnership would reduce significantly the amount of cash available for distribution to its limited partners. See "Federal Income Tax Consequences--Tax Status of the Operating Partnership" and "--Tax Aspects of Host REIT's Ownership of OP Units."

MISCELLANEOUS RISKS

  DEPENDENCE UPON KEY PERSONNEL. The Operating Partnership is dependent upon the efforts of the executive officers of Host REIT. While the Operating Partnership believes that it could find replacements for these key personnel, the loss of their services could have a significant adverse effect on the operations of the Operating Partnership. The Operating Partnership does not intend to obtain key-man life insurance with respect to any of the executive officers of Host REIT.

  POTENTIAL LITIGATION RELATED TO THE REIT CONVERSION. Over the last several years, business reorganizations involving the combination of several partnerships into a single entity occasionally have given rise to investor lawsuits. These lawsuits have involved claims against the general partners of the participating partnerships, the partnerships themselves and related persons involved in the structuring of, or benefiting from, the conversion or reorganization, as well as claims against the surviving entity and its directors and officers. For example, limited partners of five of the six limited partnerships controlled by Host that own limited service and extended-stay hotels have filed a lawsuit against Host and the general partners (which are subsidiaries of Host) of such limited partnerships alleging, among other things, breaches of their fiduciary duties in connection with a potential consolidation transaction. Certain other lawsuits are pending against Host and its affiliates by limited partners in certain Partnerships (specifically, Atlanta Marquis, Desert Springs, MHP, MHP2 and PHLP). If any lawsuits are filed in connection with any Merger or other part of the REIT Conversion, such lawsuits could delay the closing of such Merger or the REIT Conversion or result in substantial damage claims against the Operating Partnership, Host REIT or the General Partners of the Partnerships. The Partnerships are each obligated to indemnify their General Partner for claims against them arising from their role as general partner other than to the extent they are guilty of negligence, fraud, misconduct or breach of fiduciary duty. Because the Operating Partnership will be acquiring the Participating Partnerships through the Mergers, Host REIT and the Operating Partnership indirectly will be subject to the indemnification obligations of the Partnerships to their general partners and any obligations of the Partnerships to pay damages to the extent not covered by any available insurance. See "Business and Properties--Legal Proceedings." In the event any pending lawsuits or any new lawsuits filed against any of the Partnerships or the General Partners in connection with the REIT Conversion or the Mergers are not resolved by final court action or settled before the Effective Date, the Exchange Values of such Partnerships will be adjusted to account for a litigation reserve and other contingent liabilities.

  RISK INVOLVED IN INVESTMENTS THROUGH PARTNERSHIPS OR JOINT VENTURES. Instead of purchasing hotel properties directly, the Operating Partnership may invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, such investments may, under certain circumstances, involve risks such as the possibility that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with the business interests or goals of the Operating Partnership, or be in a position to take action contrary to the instructions or the requests of the Operating Partnership or contrary to the Operating Partnership's policies or objectives. Consequently, actions by a co-venturer might result in subjecting hotel properties owned by the joint venture to additional risk. Although the Operating Partnership generally will seek to maintain sufficient control of any joint venture to permit the Operating Partnership's objectives to be achieved, it may be unable to take action without the approval of its joint venture partners or its joint venture partners could take actions binding on the joint venture without the Operating Partnership's consent. Additionally, should a joint venture partner become bankrupt, the Operating Partnership could become liable for such partner's share of joint venture liabilities.

  CHANGES IN LAWS. Increases in real estate or business improvement district taxes will not result in increased rental payments to the Operating Partnership under the Leases, with the result that they may adversely affect the Operating Partnership's cash flow from operations and its ability to maintain the expected level of distributions. Similarly, changes in laws increasing the potential liability for environmental conditions existing at Hotels or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting construction and safety requirements, may result in significant unanticipated capital expenditures, which, to the extent such expenditures must be borne by the Operating Partnership as the lessor of the Hotels, would adversely affect the Operating Partnership's cash flow from operations and its ability to make distributions to limited partners, including Host REIT, and Host REIT's ability, in turn to make distributions to its stockholders.

  UNINSURED LOSS. The Operating Partnership will carry comprehensive liability, fire, flood, extended coverage and rental loss (for rental losses extending up to 12 months) insurance with respect to its Hotels with policy specifications and insured limits customarily carried for similar hotels. Certain types of losses (such as from earthquakes and environmental hazards), however, may be either uninsurable or not economically insurable. Should an uninsured loss occur, the Operating Partnership could lose both its capital invested in, and anticipated profits from, one or more of its Hotels.

  AMERICANS WITH DISABILITIES ACT. The Hotels must comply with Title III of the Americans with Disabilities Act (the "ADA") to the extent that such Hotels are "public accommodations" or "commercial facilities" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of the Operating Partnership's Hotels where such removal is readily achievable. The Operating Partnership believes that the Hotels will not be required to make substantial non-budgeted capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in substantial capital expenditures to remove structural barriers, as well as the imposition of fines or an award of damages to private litigants which might adversely affect the Operating Partnership's ability to make expected distributions to limited partners, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. Under the Leases, the Operating Partnership would be required to fund all such expenditures.

  OTHER REGULATORY ISSUES. The Operating Partnership's Hotels will be subject to various forms of regulation in addition to the ADA, including building codes, regulations pertaining to fire safety and other regulations which may from time to time be enacted. The Operating Partnership may be required to incur significant costs to comply with any future changes in such regulations.

  POSSIBLE ENVIRONMENTAL LIABILITIES. Under various federal, state and local laws, ordinances and regulations, owners or operators of real estate may be required to investigate and clean up certain hazardous substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with any contamination. In addition, some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. No assurances can be given that (i) a prior owner, operator or occupant, such as a tenant, did not create a material environmental condition not known to the Operating Partnership, (ii) a material environmental condition with respect to any Hotel does not exist or (iii) future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in the imposition of environmental liability.

  In addition, no assurances can be given that all potential environmental liabilities have been identified or properly quantified. Moreover, no assurances can be given that (i) future laws, ordinances, or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Hotels will not be affected by the condition of land or operations in the vicinity of the Hotels (such as the presence of underground storage tanks) or by third parties unrelated to the Operating Partnership.

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

                             CONFLICTS OF INTEREST

  The Mergers and the REIT Conversion were initiated by Host and are being proposed by Host, Host REIT, the Operating Partnership and the General Partners, which are Host or its subsidiaries. The terms and conditions of the Mergers and the REIT Conversion and the structure of the Operating Partnership also were formulated by Host, Host REIT, the General Partners and the Operating Partnership. See "Background and Reasons for the Mergers and the REIT Conversion--Background of the Mergers and the REIT Conversion."

  As discussed below, the establishment of the terms of the Mergers and REIT Conversion, the recommendation by the General Partners with respect to the Mergers and the related amendments to the partnership agreements and the operation of the Operating Partnership involve conflicts of interest. In resolving any conflicts of interest, each of the General Partners must act in accordance with its fiduciary duties to the Limited Partners of its Partnership. The directors of Host REIT, which will be the sole general partner of the Operating Partnership, also must act in accordance with their fiduciary duties to the shareholders of Host REIT and, to a certain extent, the limited partners of the Operating Partnership as limited by the Partnership Agreement. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares--Fiduciary Duties" for a general description of these duties.

SUBSTANTIAL BENEFITS TO RELATED PARTIES

  To the extent that the anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, the Limited Partners will not enjoy the effect of such benefits on the value of their investment. In addition, following the REIT Conversion, current Host shareholders (together with the Blackstone Entities), but not the Limited Partners, will own the common stock of Crestline and will benefit from the terms of the Leases to the extent net revenues exceed rental payments and other expenses. The Mergers will facilitate the consummation, and enable Host to reap the full benefits, of the REIT Conversion. By converting to a REIT, Host expects to benefit from the advantages enjoyed by REITs in raising capital and acquiring additional assets, participating in a larger group of comparable companies and increasing its potential base of shareholders. Also, Host will realize significant savings through the substantial reduction of its future corporate-level income taxes. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partners in connection with the Mergers.

AFFILIATED GENERAL PARTNERS

  Host has varying interests in each of the Partnerships, and subsidiaries of Host act as General Partner of each of the Partnerships (except for PHLP, in which Host is the General Partner). Each General Partner has an independent obligation to assess whether the Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to such determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships participate and Host REIT will benefit if the value of the OP Units received by the Limited Partners in the Mergers is less than the value of their Partnership Interests. While each General Partner has sought faithfully to discharge its obligations to its Partnership, there is an inherent conflict of interest in having the General Partners determine the terms on which the Operating Partnership, which is controlled by Host, will acquire the Partnerships, for which Host or its subsidiaries are the General Partners, since no arm's length negotiations are possible because Host is on both sides of the transaction.

LEASING ARRANGEMENTS

  Conflicts of interest exist in connection with establishing the terms of the leasing arrangements being entered into as part of the REIT Conversion. The General Partners, all of which are subsidiaries of Host (except

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

in the case of PHLP, in which Host is the General Partner), are recommending the Mergers, and Host is responsible for establishing the terms of the Mergers and the REIT Conversion, including the Leases. The common stock of Crestline will be distributed to Host's or Host REIT's shareholders. Accordingly, Host's or Host REIT's shareholders and the Blackstone Entities, as the initial shareholders of Crestline, will potentially benefit from the terms of the Leases to the extent net revenues exceed rental payments and other expenses but Limited Partners will not because they will not receive shares of Crestline common stock.

DIFFERENT TAX CONSEQUENCES UPON SALE OR REFINANCING OF CERTAIN HOTELS

  Certain holders of OP Units may experience different and more adverse tax consequences compared to those experienced by other holders of OP Units or by holders of Common Shares upon the sale of, or the reduction of indebtedness encumbering, any of the Hotels. Therefore, such holders, including Host REIT and its subsidiaries, may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of an individual Hotel. As provided in the Partnership Agreement, Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners of the Operating Partnership in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions), and the limited partners have no right to approve or disapprove such transactions.

PARTNERSHIP AGREEMENT

  Conflicts of interest exist in connection with establishing the terms of the Partnership Agreement, including provisions which benefit Host REIT, all of which were determined by Host.

POTENTIAL CONFLICTS INVOLVING MARRIOTT INTERNATIONAL AND CRESTLINE

  Marriott International currently serves as manager for all but 16 of Host's Hotels, and will continue to manage those Hotels pursuant to the Management Agreements that will be assigned to the Lessees. In addition, Marriott International acts as manager of hotels that will compete with Host REIT's Hotels. As a result, Marriott International may make decisions regarding competing lodging facilities which it manages that would not necessarily be in the best interests of Host REIT or the Lessees. Further, J.W. Marriott, Jr. and Richard E. Marriott, who are brothers, currently serve as directors of Host and directors (and, in the case of J.W. Marriott, Jr., also an officer) of Marriott International. After the REIT Conversion, J.W. Marriott, Jr. will serve as a director of Host REIT and will continue to serve as a director of Marriott International, and Richard E. Marriott will serve as Chairman of the Board of Host REIT and continue to serve as a director of Marriott International. J.W. Marriott, Jr. and Richard E. Marriott also beneficially own (as determined for securities law purposes) approximately 10.6% and 10.2%, respectively, of the outstanding shares of common stock of Marriott International, and will beneficially own approximately 5.32% and 5.30%, respectively, of the outstanding shares of common stock of Crestline (but neither will serve as an officer or director thereof). As a result, J.W. Marriott, Jr. and Richard E. Marriott may have a potential conflict of interest with respect to their obligations as directors of Host REIT in connection with any decisions regarding Marriott International itself (including decisions relating to the Management Agreements involving the Hotels), Marriott International's management of competing lodging properties and Crestline's leasing and other businesses that would not necessarily be in the best interests of Host REIT.

ABSENCE OF ARM'S LENGTH NEGOTIATIONS; NO INDEPENDENT REPRESENTATIVE

  No independent representative was retained to negotiate on behalf of the Limited Partners because the Mergers contain both substantive protections for the Limited Partners (the Appraisals and the Fairness Opinion) and procedural protections for the Limited Partners (the vote required in all instances is a majority of limited partner interests and in those Partnerships where Host or its affiliates own significant percentages of limited partner interest, a majority of unaffiliated Limited Partners have the ability to approve or disapprove the Mergers, including the related amendments to the partnership agreements). In addition, none of the partnership agreements or applicable law impose such a requirement. Although the General Partners have obtained the Appraisals and

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

the Fairness Opinion from AAA, AAA has not negotiated with the General Partners or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the Limited Partners if such terms and conditions were the result of arm's length negotiations. See "Fairness Analysis and Opinion." In this regard, the Fairness Opinion specifically does not conclude that other methodologies for determining the Exchange Values of the Partnerships and/or the value of the OP Units might not have been more favorable to the Limited Partners.

POTENTIAL AAA CONFLICTS

  A conflict of interest may exist in that AAA has been retained to perform the Appraisals and also provide the Fairness Opinion which, among other things, opines as to the methodologies and underlying assumptions that AAA used in performing the Appraisals. AAA has been retained by the General Partners (consisting of Host and its subsidiaries) to determine the Appraised Values of the Hotels and to render the Fairness Opinion. Host has previously retained AAA to perform appraisals and give fairness and solvency opinions in connection with other transactions, and there is the possibility that Host REIT and the Operating Partnership will retain AAA to perform similar tasks in the future.

POLICIES WITH RESPECT TO CONFLICTS OF INTEREST

  The Operating Partnership has adopted certain policies and will enter into agreements with Host REIT and its affiliates designed to minimize the adverse effects from these potential conflicts of interest. See "Distribution and Other Policies--Conflicts of Interest Policies" and "Business and Properties-- Noncompetition Agreements." There can be no assurance, however, that the policies and agreements always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made at the Host REIT level that might fail to reflect fully the interests of the limited partners of the Operating Partnership.

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

        BACKGROUND AND REASONS FOR THE MERGERS AND THE REIT CONVERSION

BACKGROUND OF THE PARTNERSHIPS

  Formation of the Partnerships. From 1982 through 1990, Host sponsored the eight Partnerships, which were formed to acquire, own and operate full-service hotels operating under the Marriott brand name. Each Partnership is a Delaware limited partnership, except Chicago Suites, which is a Rhode Island limited partnership. The Partnerships raised capital from approximately 5,900 investors in eight offerings. The Partnerships are "public" partnerships within the meaning of the applicable Commission guidelines, and separate wholly owned subsidiaries of Host are the sole general partners of each Partnership (except for PHLP, for which Host itself acts as general partner). The Hotels owned by the Partnerships are managed by Marriott International and its subsidiaries.

  The table below sets forth the capital raised in the original offerings, distributions made and number of Hotels owned by each of the Partnerships as of June 19, 1998:

              HISTORICAL INFORMATION CONCERNING THE PARTNERSHIPS

                                                                   AGGREGATE
                                             AGGREGATE         DISTRIBUTIONS TO
                                          DISTRIBUTIONS TO   LIMITED PARTNERS PER
                              TOTAL       LIMITED PARTNERS     PARTNERSHIP UNIT     NO. OF
                         LIMITED PARTNER      THROUGH               THROUGH         HOTELS
PARTNERSHIP              CAPITAL RAISED  JUNE 19, 1998(/1/) JUNE 19, 1998(/1/)(/2/) OWNED
-----------              --------------- ------------------ ----------------------- ------
                         (IN THOUSANDS)    (IN THOUSANDS)        (IN DOLLARS)
Atlanta Marquis.........    $ 53,000          $ 23,188             $ 43,751/(3)/       1/(4)/
Chicago Suites..........      11,642             2,819/(5)/           8,342/(5)/       1
Desert Springs..........      88,020            84,332               93,702            1
Hanover.................       8,269               622                7,405            1
MDAH....................      40,615             9,738               23,671            6
MHP.....................     100,000            59,824/(6)/          59,824/(6)/       2/(6)/
MHP2....................      73,115           120,452/(7)/         161,681/(7)/       4/(7)/
PHLP....................      18,000                 0                    0            8

--------
(1) Includes distributions to the General Partners or their affiliates as holders of Partnership Units (but not distributions to them in their capacities as general partner).
(2) A Partnership Unit in all of the Partnerships except Chicago Suites ($35,000) and PHLP ($10,000) represents an original investment of $100,000.
(3) Includes approximately $8,600 per Partnership Unit of payments related to the reallocation of tax losses resulting from the 1990 debt refinancing.
(4) Atlanta Marquis has an 80% residual interest in the Atlanta Marriott Marquis Hotel.
(5) Includes distributions to a Limited Partner who is not a holder of any of the 335 Partnership Units.
(6) Aggregate distributions do not include $8 million ($8,000 per Partnership
    Unit) distributed in August 1998 and $6.5 million ($6,500 per Partnership
    Unit) expected to be distributed in November 1998. Also does not include any part of the $8.8 million in retained excess refinancing proceeds that would be distributed if not expended to complete the expansion of the Orlando Hotel. Number of Hotels owned includes Marriott's Harbor Beach Resort, in which MHP owns a 50.5% interest.
(7) Aggregate Distributions do not include $5 million ($6,700 per Partnership
    Unit) distributed in August 1998 and $4.2 million ($5,600 per Partnership
    Unit) expected to be distributed in November 1998. Number of Hotels owned includes the Santa Clara Marriott, in which MHP2 owns a 50% interest and Host owns the remaining 50% interest.

  The following paragraphs describe, on a partnership-by-partnership basis, the original investment objectives of each Partnership and the extent to which such objectives have been met.

  Atlanta Marquis. The offering of interests in Atlanta Marriott Marquis Limited Partnership (the predecessor of Atlanta Marquis), which was completed in 1985, was intended to provide investors with an opportunity to benefit from investment tax credits, tax losses, expected increasing cash flow from both the lease and operation of the Atlanta Marriott Marquis Hotel as well as potential capital appreciation. Based upon a financial forecast that reflected the General Partner's judgment, in light of the facts and circumstances at the time, with respect to the most likely set of conditions and the most likely course of action (and subject to the various assumptions, risks, qualifications, limitations and uncertainties described therein and in the related private placement memorandum), it was estimated that tax savings through 1989 would be $76,226 per Partnership Unit for an investor in the 50% tax bracket (including a $7,845 tax credit in 1985), cash flow to the Class A Limited Partners was expected to begin in 1986 and increase through 1994 to an annual level of 12.2% of a Class A Limited Partner's original investment, and it was assumed for the purpose of the forecast that investors would receive a return of all their investment from a sale of the underlying land to the partnership owning the hotel and a distribution from assumed excess refinancing proceeds in 1994. Thereafter, Class A Limited Partners would continue to benefit from ownership of the Hotel. The financial forecast did not assume a sale of Atlanta Marquis' Hotel. Through June 19, 1998, Atlanta Marquis Class A Limited Partners have received distributions from cash flow of $35,127, tax credits of up to $7,500 and allocations of tax losses of approximately $208,700 (which have been offset in part by subsequent allocations of taxable income of approximately $4,600), plus $8,624 of payments per Partnership Unit received with respect to the reallocation of certain tax losses resulting from the 1990 debt refinancing (assuming each Atlanta Marquis Limited Partner classified these amounts as purchase price adjustments as the General Partner advised). Due to changes in the tax law occurring after the date of the original offering (including, in particular, the changes enacted as part of the Tax Reform Act of 1986) that, among other things, reduced the marginal tax rates applicable to individuals and limited the use of certain tax losses by individuals, the tax losses allocated to the Atlanta Marquis Limited Partners did not likely result in tax savings of the magnitude originally forecast.

  Chicago Suites. The offering, which was completed in 1989, was intended to
(i) preserve and protect Chicago Suites Limited Partners' capital, (ii) generate cash distributions to the Chicago Suites Limited Partners that would be sheltered in whole or in part from current federal income taxation and
(iii) realize expected increases in both annual cash distributions from operations and potential long-term appreciation in the value of Chicago Suites' Hotel. Based upon a financial forecast and facts and circumstances at the time (and subject to the various assumptions, risks, qualifications, limitations and other uncertainties described therein and in the related private placement memorandum), it was estimated that cash flow to the Chicago Suites Limited Partners would commence in 1989 and increase through 1994 to an annual level of 11% of a Limited Partner's original investment and that in 1994 investors would receive a return of all capital invested through an assumed refinancing. Thereafter, through 2003, it was estimated that Chicago Suites Limited Partners would receive cash distributions at an annual level of approximately 4% of their original investment. The financial forecast did not assume a sale of Chicago Suites' Hotel. Through June 19, 1998, Chicago Suites Limited Partners have received distributions from cash flow of $8,342 and no return of capital per Partnership Unit.

  Desert Springs. The offering, which was completed in 1987, was intended to provide investors with an opportunity to benefit from substantial cash flow in the early years of the Partnership from the rent to be received under an airline equipment lease and from the Desert Springs' Hotel operating lease with expected increasing cash flow and potential capital appreciation in later years from the operation of Desert Springs' Hotel. Based upon a financial forecast and facts and circumstances at the time (and subject to the various assumptions, risks, qualifications, limitations and other uncertainties described therein and in the related private placement memorandum), it was estimated that (i) cash distributions on a tax-sheltered basis to the Desert Springs Limited Partners would commence in 1987 at approximately 12.3% of a Limited Partner's original investment and increase to approximately 14.4% of a Limited Partner's original investment in 1991 and (ii) Desert Springs Limited Partners would receive $50,000 per Partnership Unit on a tax-sheltered basis from assumed excess refinancing proceeds in 1991. Thereafter, Desert Springs Limited Partners would continue to benefit from ownership of Desert Springs' Hotel and the airline equipment. The financial forecast did not assume a sale of Desert Springs' Hotel. Desert Springs Limited Partners received cash distributions in connection with the sale of the airline equipment through 1996 of $19,851 per Partnership Unit. Through June 19, 1998, Desert Springs Limited Partners have received distributions from cash flow of $48,851 and a return of capital of $25,000 per Partnership Unit.

  Hanover. The offering, which was completed in 1986, was intended to provide investors with an opportunity to benefit from expected increasing cash flow from the operation of Hanover's Hotel as well as potential capital appreciation and tax benefits. Based upon a financial forecast (which assumed, among other things, rent payable under the operating lease would be sufficient to provide an annual 10% priority return to the Partnership) and facts and circumstances at the time (and subject to the various assumptions, risks, qualifications, limitations and other uncertainties described therein and in the related private placement memorandum), it was estimated that (i) cash distributions on a tax-free basis to the Hanover Limited Partners would commence in 1987 at approximately 12.7% of a Limited Partner's original investment and increase to approximately 15.5% of a Limited Partner's original investment in 1991 and (ii) Hanover Limited Partners would receive $100,000 per Partnership Unit on a tax-free basis from assumed refinancing proceeds ($50,000 per Partnership Unit in 1991 and $50,000 per Partnership Unit in
1996). Thereafter, Hanover Limited Partners would continue to benefit from ownership of Hanover's Hotel. The financial forecast did not assume a sale of Hanover's Hotel. Through June 19, 1998, Hanover Limited Partners have received distributions from cash flow of $7,405 and no return of capital per Partnership Unit. In April 1997, Host completed a tender offer for Partnership Units of Hanover in which it acquired 40 Partnership Units for an aggregate consideration of $1.6 million or $40,000 per Partnership Unit.

  MDAH. The offering, which was completed in 1990, was intended to (i) provide semi-annual cash distributions which were anticipated to be free from significant current federal income taxation through 1999 (assuming tax losses from MDAH were carried forward to offset MDAH income in later years), (ii) allow Limited Partners to participate in the potential long-term appreciation in the value of MDAH's Hotels and (iii) preserve investor capital. Based upon a financial forecast and facts and circumstances at the time (and subject to the various assumptions, risks, qualifications, limitations and other uncertainties described therein and in the related private placement memorandum), it was estimated that MDAH Limited Partners could expect cash distributions to be made at an annualized rate of 9.2% of a Limited Partner's original investment for 1990, 11.8% for 1991 and 12.3% for 1992. The average annual cash return was expected to be 15.9% of a Limited Partner's original investment for each of the ten fiscal years ending December 31, 1999. The financial forecast did not assume a sale of MDAH's Hotels. Through June 19, 1998, MDAH Limited Partners have received distributions from cash flow of $23,671 and no return of capital per Partnership Unit.

  MHP. The offering, which was completed in 1985, was intended to provide investors with an opportunity to benefit from expected increasing cash flow from the operation of MHP's Hotels as well as potential capital appreciation, investment tax credits and tax losses. Based upon a financial forecast and facts and circumstances at the time (and subject to the various assumptions, risks, qualifications, limitations and other uncertainties described therein and in the related private placement memorandum), it was estimated that (i) cash flow to the MHP Limited Partners would commence in 1987 and increase through 1995 to an annual level of 16.9% of a Limited Partner's original investment and (ii) the MHP Limited Partners would receive $100,000 per Partnership Unit on a tax-free basis from assumed refinancing proceeds ($50,000 per Partnership Unit in 1991 and $50,000 per Partnership Unit in
1995). In addition, tax savings through 1990 were forecast to be $79,581 per Partnership Unit for an MHP Limited Partner in the 50% tax bracket (including a $6,197 tax credit in 1986). Tax savings were forecast to continue through 1995 and would total $88,588 per Partnership Unit. Thereafter, MHP Limited Partners would continue to benefit from ownership of MHP's Hotels. The financial forecast did not assume a sale of MHP's Hotels. On November 17, 1993, one of MHP's hotels, the Warner Center Hotel, was foreclosed upon. Through June 19, 1998, MHP Limited Partners have received distributions from cash flow of $52,824, tax credits of $6,010 and allocations of tax losses of approximately $149,600 (which have been offset in part by subsequent allocations of taxable income of approximately $38,200 and capital gains of approximately $26,200) and a return of capital of $7,000 per Partnership Unit. In addition, $8,000 per Partnership Unit was distributed in August 1998 and $6,500 per Partnership Unit is expected to be distributed in November 1998. An additional $8.8 million of retained excess refinancing proceeds also would be distributed to the extent not expended to complete the expansion of the Orlando Hotel. Due to changes in the tax law occurring after the date of the original offering (including, in particular, the changes enacted as part of the Tax Reform Act of 1986) that, among other things, reduced the marginal tax rates applicable to individuals and limited the use of certain tax losses by individuals, the tax losses allocated to the MHP Limited Partners did not likely result in tax savings of the magnitude originally forecast. In January 1997, Host completed a tender offer for Partnership Units of MHP in which it acquired 463.75 Partnership Units for an aggregate consideration of $37.1 million or $80,000 per Partnership Unit.

  MHP2. The offering, which was completed in 1989, was intended to provide investors with an opportunity to benefit from (i) potential semi-annual cash distributions from operations of MHP2's Hotels, which distributions were anticipated to be free from significant current federal income taxation through 1997 (assuming losses from MHP2 were carried forward to offset MHP2 income in later years), (ii) potential long-term appreciation in the value of MHP2's Hotels and (iii) the preservation of investor capital. Based upon a financial forecast and facts and circumstances at the time (and subject to the assumptions, various risks, qualifications, limitations and other uncertainties described therein and in the related private placement memorandum), it was estimated that cash distributions to the MHP2 Limited Partners would commence in 1989 at an annualized rate of approximately 9.6% of a Limited Partner's original investment, which annualized rate was expected to increase to approximately 24% of a Limited Partner's adjusted invested capital for 1998. It was also forecast that the Limited Partners would receive a distribution (which was expected to be free from current federal income taxation) from assumed refinancing proceeds of approximately $60,400 per Partnership Unit in 1993. Thereafter, the MHP2 Limited Partners would continue to benefit from ownership of MHP2's Hotels. The financial forecast did not assume a sale of MHP2's Hotels. Through June 19, 1998, MHP2 Limited Partners have received distributions from cash flow of $161,681 and no return of capital per Partnership Unit. In addition, $6,700 per Partnership Unit was distributed from cash flow in August 1998 and $5,600 per Partnership Unit is expected to be distributed in November 1998. In June 1996, Host completed a tender offer for Partnership Units of MHP2 in which it acquired 377 Partnership Units for an aggregate consideration of $56.6 million or $150,000 per Partnership Unit.

  PHLP. The offering, which was completed in 1982, was intended to provide investors with the opportunity for tax benefits, potential cash flow distributions and capital appreciation. Based upon a financial forecast and facts and circumstances at the time (and subject to the various assumptions, risks, qualifications, limitations and other uncertainties described therein and in the related private placement memorandum), it was estimated that cash available for distribution was not expected to be significant for some years, reaching 6.2% of a PHLP Limited Partner's original investment in 1993 and rising to 20.7% of a PHLP Limited Partner's original investment by 1996. The financial forecast did not assume a sale of PHLP's Hotels. On January 31, 1986, PHLP sold the Denver West hotel to Host. In 1993 and 1994, the Raleigh Crabtree, Tampa Westshore and Point Clear hotels were foreclosed upon. In 1994, PHLP repurchased the Raleigh Crabtree and Tampa Westshore hotels using proceeds from two loans advanced by a subsidiary of Host. On August 22, 1995, PHLP sold the Dallas/Fort Worth hotel to a wholly owned subsidiary of Host and used the proceeds to pay down debt. Through June 19, 1998, PHLP Limited Partners have received no distributions from cash flow, tax credits up to $1,588 and allocations of tax losses of approximately $128,000 (which have been offset in part by subsequent allocations of taxable income of approximately $21,300 and capital gains of approximately $49,600) and no return of capital per Partnership Unit. Due to changes in the tax law occurring after the date of the original offering (including, in particular, the changes enacted as part of the Tax Reform Act of 1986) that, among other things, reduced the marginal tax rates applicable to individuals and limited the use of certain tax losses by individuals, the tax losses allocated to the PHLP Limited Partners did not likely result in tax savings of the magnitude originally forecast.

  Anticipated Holding Periods. None of the offering documents of the Partnerships indicated any anticipated holding period, although the offering documents included hypothetical assumed sale dates for purposes of providing illustrative financial forecasts. Based upon the disclosure, which contained appropriate cautionary language, limited partners could reasonably have expected that they would receive substantial benefits through distributions from some combination (depending upon the particular Partnership) of operations, tax benefits and refinancing proceeds and, at some indefinite future date when market conditions were favorable, and assuming a sale would be advisable for the partners, from a sale of the Partnership's assets.

  Investment Liquidity. Since the Partnership Units of the Partnerships are not listed on any national or regional stock exchange, nor quoted on any automated quotations system, there has been limited liquidity available to Limited Partners. No formal market for such Partnership Units exists and sales activity in the Partnership Units has been limited and sporadic.

  The information in the following table shows the highest, lowest and weighted average prices for sales of the Partnership Units in the Partnerships as reported to the General Partners for the twelve months ended April 15, 1998, the date immediately prior to the public announcement of the REIT Conversion. These prices are not indicative of total return to investors in the respective Partnerships because prior cash distributions and tax benefits received by each Limited Partner are not reflected in the price. There can be no assurance that transactions in Partnership Units of any Partnership have not occurred at prices either above the highest price or below the lowest price set forth below.

                            PARTNERSHIP UNIT PRICES
            (ALL PRICE INFORMATION ON A PER PARTNERSHIP UNIT BASIS)

                                  TRANSACTION  NUMBER OF
                                    PERIOD    PARTNERSHIP                      WEIGHTED ESTIMATED
                         ORIGINAL  12 MONTHS     UNITS    HIGHEST      LOWEST  AVERAGE  EXCHANGE
PARTNERSHIP                COST      ENDED      TRADED     PRICE       PRICE    PRICE   VALUE(1)
-----------              -------- ----------- ----------- --------    -------- -------- ---------
Atlanta Marquis......... $100,000   4/15/98       31.0    $ 37,000    $ 20,000 $ 32,430 $ 45,425
Chicago Suites..........   35,000   4/15/98       49.5      14,300      10,000   10,182   33,133
Desert Springs..........  100,000   4/15/98       31.0      42,200(2)   10,000   23,526   40,880
Hanover.................  100,000   4/15/98       41.0      40,000(3)   20,500   39,524  123,202
MDAH....................  100,000   4/15/98       46.0      45,600      20,000   38,475  109,216
MHP.....................  100,000   4/15/98        6.0      91,500      40,000   68,150  141,074
MHP2....................  100,000   4/15/98        4.0     155,000     150,000  153,750  237,334
PHLP....................   10,000   4/15/98      .6666         871         871      871    5,040

--------
(1) Based upon the estimated Exchange Values of Partnership Interests in each Partnership. The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value. The actual Exchange Values will be determined as of the Final Valuation Date. The amounts in this column represent the estimated Exchange Value that would be allocable to Limited Partners per Partnership Unit.
(2) The $42,200 highest price per Partnership Unit paid for a Partnership Unit of Desert Springs was determined based on the price paid for one-half of a Partnership Unit prior to a distribution of $25,000 per Partnership Unit of capital proceeds from a refinancing.
(3) Includes 40 Hanover Partnership Units purchased by Host pursuant to a tender offer at a price of $40,000 per Partnership Unit on April 12, 1997. Excluding the tender offer purchases, there was a single Partnership Unit sold at a price of $20,500.

BACKGROUND OF THE MERGERS AND THE REIT CONVERSION

  Host and the other General Partners are proposing the Mergers in connection with a plan adopted by Host to restructure its business operations so that it will qualify as a REIT under the Code. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which currently is expected to be the year commencing January 1, 1999. Host's reasons for engaging in the REIT Conversion include the following:

  . Host believes the REIT structure, as a more tax efficient structure, will provide improved operating results through changing economic conditions and all phases of the hotel economic cycle.

  . Host believes the REIT Conversion, which will reduce corporate-level taxes and the need to incur debt to reduce corporate taxes through interest deductions, will improve its financial flexibility and allow it to continue to strengthen its balance sheet by reducing its overall debt to equity ratio over time.

  . As a REIT, Host believes it will be able to compete more effectively with other public lodging real estate companies that already are organized as REITs and to make performance comparisons with its peers more meaningful.

  . By becoming a dividend paying company, Host believes its shareholder base will expand to include investors attracted by yield as well as asset quality.

  . Host believes the adoption of the UPREIT structure will facilitate tax-deferred acquisitions of other hotels (such as in the case of the Blackstone Acquisition and the Mergers).

  Host believes that these benefits justify the REIT Conversion even if the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999 (in which event, the effectiveness of Host's REIT election could be delayed until January 1, 2000).

  Host explored the possibility of engaging in a business combination with a so-called "paired share" REIT, Santa Anita, in December 1996 and January 1997. Based upon an analysis of potential costs, the pricing of the transaction, the time required to complete such a transaction and the possible legislative risks associated with the "paired share" structure, Host decided not to pursue such a transaction.

  During the fourth quarter of 1997, Host began to explore internally the possibility of reorganizing as a REIT on a stand-alone basis. Host analyzed the various consents that would need to be obtained and other requirements that would need to be met in order to restructure its assets and operations (including its indirect interests in the Partnerships and the Private Partnerships) in order to qualify as a REIT. In light of the importance of its relationship with Marriott International as the manager of substantially all of Host's Hotels, Host began preliminary discussions with Marriott International during January 1998 in order to ascertain whether or not Marriott International would cooperate in Host's potential conversion to a REIT. In February 1998, Host tentatively concluded that it would be desirable for the Operating Partnership to use OP Units to acquire the Partnerships and the Private Partnerships, subject to determination of satisfactory terms and conditions for such acquisitions. In order to determine the feasibility of this approach, Host commenced preliminary discussions in February and March 1998 with the outside partners of certain Private Partnerships to determine whether or not they would have an interest in such a transaction. Host went to these partners directly because, unlike with the Partnerships, in each case there were a small number of partners with whom Host could negotiate directly and such negotiations were permissible under applicable securities laws without making a public offering (and, in fact, such negotiations would need to be completed and the Private Partnerships receiving OP Units would need to be under contract before a registration statement could be filed to offer OP Units to the Limited Partners in the Mergers). In February 1998, the General Partners retained AAA to commence work on the Appraisals and to render a fairness opinion if an agreement were reached with Host to acquire the Partnerships (subject to the requisite Limiter Partner approvals) because the General Partners recognized that the Appraisals would be important in determining the terms of any such acquisition by Host and that it was important to get started as soon as possible, even if a transaction did not materialize, due to the lengthy process involved in a public offering of OP Units to the Limited Partners. In March 1998, Host also entered into discussions with the Blackstone Group regarding the potential acquisition of the twelve full-service hotels and certain other assets owned by the Blackstone Entities because Host believed that these hotels represented the premier hotel portfolio on the market and an acquisition would be consistent with its desire to pursue a strategy of owning both Marriott and other upscale and luxury hotel brands. In April 1998, Host and the Operating Partnership entered into agreements with the Blackstone Entities for the Blackstone Acquisition and concurrently reached a decision and publicly announced that it would be advantageous, both for its shareholders and for the outside investors in the Partnerships, as discussed in the following paragraphs, if Host were to convert to a REIT and offer to the Partnerships the opportunity to participate in the REIT Conversion through the Mergers. In May and June 1998, Host and the Operating Partnership entered into agreements to acquire the interests of certain outside partners in four Private Partnerships. Each of these transactions is contingent upon the REIT Conversion. On June 2, 1998, the Operating Partnership filed a registration statement for the OP Units to be issued to the Limited Partners of the Partnerships in the Mergers.

  Host decided to propose the Mergers for the Partnerships in connection with its decision to convert to a REIT because (i) the Partnerships have numerous limited partners and therefore Host could not negotiate with the Limited Partners individually and (ii) Host's acquisition policy is to acquire full-service hotels and the Partnerships represented all but one of the widely-held full-service partnerships affiliated with Host that it did not wholly own. In addition, Host believed it would be beneficial to the Limited Partners to provide the tax deferral advantage of OP Units in the Mergers and in order to do so, the offer of such equity securities could be made only through a public offering. Also, the Mergers, by themselves, would still have required the Operating Partnership to lease the Hotels owned by the Partnerships if they were to result in liquidity for the Limited

Partners due to the tax rules regarding "publicly traded partnerships." Neither Host nor the General Partners consulted with any investors in the Partnerships regarding the Mergers prior to the April 1998 public announcement of the proposed REIT Conversion.

  In deciding to pursue and ultimately recommend a Merger, the General Partner of each Partnership considered and evaluated two principal alternatives: (i) continuation of the Partnership as a separate entity in a manner consistent with its current long-term business strategy and (ii) liquidation of the Partnership. The considerations involved in the analysis of these alternatives are described below in "--Reasons for the Mergers," "--Alternatives to the Mergers" and "Fairness Analysis and Opinion." Each General Partner also recognized that two additional types of transactions, a reorganization of the Partnership as a separate REIT or a merger with another REIT or UPREIT, would be possible alternatives to a Merger. For the reasons described below, however, the General Partners did not pursue either such alternative because each General Partner believed that the speculative theoretical benefits of these alternatives were outweighed by their disadvantages and by the benefits of a Merger.

  Each General Partner recognized that its Partnership could be reorganized as a separate independent REIT whose shares could be listed for trading on an exchange. The General Partners do not believe that this alternative would be as beneficial to Limited Partners as the Mergers for the following reasons, among others: (i) each separate REIT, on a standalone basis, would (a) be a relatively small public company, with a substantially smaller capitalization and public float than Host REIT, (b) have relatively high leverage, particularly for a public REIT, (c) likely need to be externally advised rather than internally managed and (d) have only one or a few assets (depending on the Partnership), all of which would likely adversely affect the trading value of the shares of the separate REIT; (ii) the organization of a separate REIT (unless in an UPREIT structure) would be a taxable transaction for all Limited Partners with "negative capital accounts" for tax purposes to the extent of those negative capital accounts; (iii) if the separate REIT were to raise additional capital contemporaneously, this would cause the organization of the separate REIT to be a fully taxable transaction for all Limited Partners (unless in an UPREIT structure); (iv) the organization of a separate REIT for certain Partnerships (including Atlanta Marquis, Desert Springs, Hanover, MHP, MHP2 and PHLP) could have a material adverse impact on the tax and/or economic positions of Host and the General Partners in those Partnerships, and, therefore, the General Partners of those Partnerships would not favor this alternative; and (v) the reorganization of a Partnership as a separate REIT would have required the Partnership's Hotel(s) to be leased to a third-party lessee, which would have required the consent and cooperation of Marriott International, and Marriott International was under no obligation to provide such consent or cooperation (and might have affirmatively opposed such arrangements with respect to certain of the Hotels owned by certain Partnerships). The General Partners believe that these disadvantages generally outweigh any speculative advantages of reorganizing one or more of the Partnerships as separate REITs (particularly in light of the General Partners' assessments of the benefits to the Limited Partners of participation in the Mergers and the REIT Conversion), and certain of the disadvantages would make this alternative practically impossible for certain of the Partnerships to attain.

  Each General Partner also recognized that its Partnership could pursue a merger with another REIT, particularly another UPREIT (including possibly a merger with one of the "paired share" UPREITs that specializes in lodging properties). The General Partners do not believe that this alternative would be as beneficial to the Limited Partners as the Mergers for the following reasons, among others: (i) such a merger, unless consummated with a REIT organized in the UPREIT format, would be a fully taxable transaction for the Limited Partners, with the result that the Limited Partners would lose the ability to individually plan the timing of the recognition of their taxable gain; (ii) the General Partners believe that the Marriott lodging brands are among the most respected and widely recognized brand names in the lodging industry and that the Limited Partners would derive greater benefit from owning an interest in an UPREIT that specializes in owning Marriott-brand hotels, together with the diversity provided by the Hyatt, Ritz-Carlton, Four Seasons and Swissotel brand hotels that the Operating Partnership will own;
(iii) the acquisition of certain of the Partnerships (including Atlanta Marquis, Desert Springs, Hanover, MHP, MHP2 and PHLP) by another REIT specializing in the ownership and operation of lodging properties could have a material adverse impact on the tax and/or economic positions of Host and the

General Partners in those Partnerships, and, therefore, the General Partners of those Partnerships would not favor this alternative; and (iv) the merger of a Partnership with another REIT (or UPREIT), including the leasing of a Partnership's Hotel(s) to a third-party lessee, would have required the consent and cooperation of Marriott International, and Marriott International was under no obligation to provide such consent or cooperation (and might have affirmatively opposed such a transaction at least with respect to certain of the Hotels owned by certain of the Partnerships). The General Partners believe that these disadvantages generally outweigh any speculative advantage that might be obtained from pursuing a merger transaction with another REIT or UPREIT (particularly in light of the General Partners' assessments of the benefits to the Limited Partners of participation in the Mergers and the REIT Conversion), and that certain of the disadvantages would make this alternative practically impossible for certain of the Partnerships to attain.

  Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, Host recognized that it would be necessary to lease its hotels to one or more lessees just as other hotel REITs have done. Host desired to have a single lessee (or multiple lessees controlled by a single person) in order to achieve substantial uniformity in its lease terms and avoid protracted negotiations with multiple parties over the terms of the lease arrangements, all of which would have been more complicated as a result of the existing long-term management agreements with Marriott International. Host also did not seriously attempt to restructure the existing Marriott International management agreements as leases (and Marriott International has not offered to do so in any of the negotiations with Host to date) because Host understands that Marriott International's general policy is to manage rather than lease hotels and Host also believed that Marriott International was unlikely to be an acceptable lessee of hotels operating under other brand names. Primarily for these reasons, and in order to give the economic benefit of the lessee's interest in the leases to Host's shareholders at the time of the REIT Conversion, Host decided to enter into leases with Crestline and its subsidiaries and distribute the stock of Crestline to Host's shareholders. Host believed that Crestline was a more appropriate lessee than a newly formed company because Crestline already had an independent business and substantial assets and net worth and, thus, could perform well as a separate publicly traded company. While Host recognized that, as with other REITs that own hotels, there would be additional administrative and operating complexities that would result from leasing its hotels to another party with separate interests and economic objectives, Host believed that the advantages of the REIT Conversion substantially outweighed these disadvantages.

  If the required shareholder and partner approvals for the various transactions are obtained and other conditions to the different steps in the REIT Conversion are satisfied or waived, these transactions are expected to occur at various times prior to the end of 1998 (or as soon thereafter as practicable). The Mergers of the Participating Partnerships are expected to occur at the final stage of the REIT Conversion. The Operating Partnership and the General Partners are seeking the approval of the Mergers and the related partnership agreement amendments at this time, in advance of satisfaction of all other contingencies, in order to determine how the Partnerships will fit into the UPREIT structure following the REIT Conversion, which Host desires to implement during 1998 in order to permit Host REIT to qualify as a REIT for its 1999 taxable year. Consummation of the Mergers is not conditioned on the REIT Conversion being completed in time for Host REIT to elect REIT status effective January 1, 1999. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the effectiveness of Host REIT's election could be delayed until January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's cash distributions per Common Share but not the Operating Partnership's cash distributions per OP Unit) and could cause the Blackstone Acquisition not to be consummated. In view of the complexity of the REIT Conversion and the number of transactions that must occur to complete the REIT Conversion, Host and the General Partners believe that it is beneficial both to the Limited Partners and the shareholders of Host to complete the REIT Conversion as soon as practicable, even if the REIT Conversion cannot be completed prior to January 1, 1999. If Host REIT's election to be taxed as a REIT is not effective on January 1, 1999, Host REIT intends to operate following the REIT Conversion in a manner that would permit it to qualify as a REIT at the earliest time practicable, and it might pursue a merger with another entity or other transaction that would permit it to commence a new taxable year and elect REIT status prior to January 1, 2000.

Host REIT in any event would elect to be treated as a REIT for federal income tax purposes not later than its taxable year commencing January 1, 2000. It is a condition to the Mergers that they be completed by June 30, 1999, unless the General Partners and the Operating Partnership mutually agree to extend that deadline to a date no later than December 31, 1999.

REASONS FOR THE MERGERS

  The Mergers are being proposed at this time for three principal reasons:

  . First, the General Partners believe that the expected benefits of the Mergers to the Limited Partners, as set forth below, outweigh the risks of the Mergers to the Limited Partners, as set forth in "Risk Factors."

  . Second, the General Partners believe that participation in the REIT
    Conversion through the Mergers is better for the Limited Partners than the alternatives of continuing each Partnership as a standalone entity or liquidating the Partnership, reorganizing the Partnership into a separate REIT or pursuing a merger of one or more Partnerships with another REIT or UPREIT because (i) the Limited Partners will have the opportunity to receive OP Units, Common Shares or Notes and to acquire an interest in a larger, more diversified hotel company, (ii) the Exchange Value is equal to the highest estimated value that would be derived by Limited Partners from the three valuation alternatives, (iii) for all but three Partnerships, the estimated Adjusted Appraised Value is substantially higher than either the estimated Continuation Value or the estimated Liquidation Value, (iv) Limited Partners will obtain liquidity by electing to exchange the OP Units they receive for freely tradeable Host REIT Common Shares or, if they elect to retain such OP Units, such OP Units will be redeemable for Common Shares or cash, at Host REIT's option, commencing one year after the Effective Date and (v) Limited Partners will receive regular quarterly cash distributions which, for all Partnerships except for MHP and MHP2, are expected to be significantly greater than estimated cash distributions from operations from their current Partnerships during 1998 and for PHLP will represent the first cash distributions received from their investments. See "Determination of Exchange Values and Allocation of OP Units."

  . Third, Host is proposing the Mergers at this time to each Partnership because consummation of the Merger as to each Partnership will enable Host to obtain the full benefits of the REIT Conversion with respect to its interests in such Partnership, while also giving the other partners of the Partnership the opportunity to enjoy the benefits of the REIT Conversion. See "Risk Factors--Risks and Effects of the Mergers-- Conflicts of Interest--Substantial Benefits to Related Parties."

  The expected benefits from the Mergers to the Limited Partners include the following:

  Liquidity. Limited Partners' Partnership Units currently represent relatively illiquid investments. Although there is a limited resale market for Partnership Units, the trading volume is thin and the recent trading prices of outstanding Partnership Units in each of the Partnerships are less than the estimated Exchange Value of Partnership Units in each Partnership, except for Desert Springs. See "Partnership Unit Prices" above. The REIT Conversion will offer Limited Partners liquidity with respect to their investments in the Partnerships because Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Mergers or by exercising their Unit Redemption Right, at any time after one year following the Mergers. Limited Partners thereby would be able to receive, at Host REIT's election, either Common Shares of Host REIT or the cash equivalent thereof. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host REIT Common Share). The election to exchange OP Units for Common Shares in connection with the Mergers or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

  Regular Quarterly Cash Distributions. Over each of the last five full calendar years, only MHP2 Limited Partners have received cash distributions in each year. Generally, over the last five full calendar years, Limited Partners in the other Partnerships, except for Chicago Suites, Hanover and PHLP, have received some cash distributions. In contrast, because Host REIT is required to distribute at least 95% of its REIT taxable income, the General Partners expect that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units (including Host REIT) and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. Host expects that these distributions will be higher than the estimated cash distributions from operations during 1998 of all Partnerships except MHP and MHP2, and, in any event, the ability to receive distributions quarterly and in regular amounts would be enhanced. The ability to receive regular quarterly cash distributions on a pro rata basis also will mitigate the absence of any preferential distribution rights of the Limited Partners under the partnership agreements of Chicago Suites, Hanover and MHP2 and will further benefit the Limited Partners of Atlanta Marquis due to the absence of the General Partner's preferential distribution rights. Management expects to fund such distributions through cash available for distribution and, if necessary, additional borrowings. Distributions will be made in the discretion of Host REIT's Board of Directors. See "Distribution and Other Policies--Distribution Policy." As a substantial holder of OP Units, Host REIT would also receive regular quarterly cash distributions, with such cash distributions expected to be in an amount at least sufficient to permit Host REIT to make cash distributions with respect to the Common Shares as required by the Code provisions relating to REITs. There can be no assurance that Host REIT will be able to make such cash distributions in the future. Upon exercise of the Unit Redemption Right, Limited Partners who receive Common Shares would be entitled to receive cash distributions with respect to such Common Shares in an amount per Common Share expected to be equal to the amount distributed per OP Unit.

  The following table sets forth the cash distributions from operations per Partnership Unit for all of the Partnerships during 1997, actual and expected distributions from operations during 1998 and the expected distributions during 1999 estimated to be paid by the Operating Partnership to the Limited Partners of each Partnership if the Mergers and the REIT Conversion occur (computed assuming the Effective Date is December 30, 1998).
                      CASH DISTRIBUTIONS FROM OPERATIONS
                            (PER PARTNERSHIP UNIT)

                                                                     ESTIMATED
                                                                       1999
                                                                   DISTRIBUTIONS
                                                     ACTUAL AND    FOLLOWING THE
                                                      EXPECTED      MERGERS AND
                                        1997            1998         THE REIT
            PARTNERSHIP             DISTRIBUTIONS DISTRIBUTIONS(1) CONVERSION(2)
            -----------             ------------- ---------------- -------------
Atlanta Marquis....................    $     0        $ 5,000(3)      $2,462
Chicago Suites.....................          0              0          1,796
Desert Springs.....................     25,000(4)       2,500          2,215
Hanover............................          0              0          6,677
MDAH...............................      3,453              0          5,919
MHP................................      7,700         16,000          7,645
MHP2...............................     29,880         27,164         12,862
PHLP...............................          0              0            273

--------
(1) Represents actual cash distributions made through August 20, 1998 and expected cash to be distributed during the period from August 21, 1998 through December 31, 1998.
(2) Based upon preliminary estimated annual distributions during the twelve months ending December 31, 1999 of $0.84 per OP Unit. Limited Partners are cautioned that this amount may change and the changes may be material. See "Distribution and Other Policies--Distribution Policy." Does not include amounts, if any, to be distributed by the Partnerships from third and fourth quarter 1998 operations which will be distributed before June 1, 1999.
(3) Represents a distribution of $5,000 per Partnership Unit from excess funds that had been accumulated for refinancing costs.
(4) Represents a return of capital of approximately $25,000 per Partnership
    Unit.

  Substantial Tax Deferral for Limited Partners Not Electing to Exchange OP Units for Common Shares or Notes. The General Partners expect that Limited Partners of the Participating Partnerships who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Mergers generally should be able to obtain the benefits of the Mergers while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of the Partnership or a sale or other disposition of its assets in a taxable transaction (although Limited Partners in Atlanta Marquis, Desert Springs, MHP and PHLP may recognize a relatively modest amount of ordinary income as the result of required sales of personal property by such Partnership to a Non-Controlled Subsidiary). Thereafter, such Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right or one or more of the Hotels currently owned by their Partnership are sold or otherwise disposed of in a taxable transaction by the Operating Partnership or, in certain cases, the debt now secured by such Hotels is repaid, prepaid or substantially reduced. The federal income tax consequences of the Mergers are highly complex and, with respect to each Limited Partner, are dependent upon many variables, including the particular circumstances of such Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Mergers." Each Limited Partner is urged to consult with his own tax advisors as to the consequences of the Mergers in light of his particular circumstances.

  Risk Diversification. Upon consummation of the REIT Conversion, each Limited Partner's investment will be converted from an investment in an individual Partnership owning from one to eight hotels into an investment in an enterprise that is expected initially to own or control approximately 125 Hotels and is expected to have a total market capitalization of approximately $3.4 billion. Participation in a Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence upon the performance of, and the exposure to the risks associated with, any particular Hotel or group of Hotels currently owned by an individual Partnership and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands. See "Business and Properties-- Business Objectives."

  Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership will have a lower leverage to value ratio (approximately 62%) than five of the Partnerships (Atlanta Marquis, Chicago Suites, Desert Springs, Hanover and PHLP), which have leverage ratios that range from between approximately 65% and 80% (calculated as a percentage of Exchange Value). The Operating Partnership's leverage ratio is not expected to be significantly different than the leverage ratios for MDAH, MHP and MHP2, which have leverage ratios that range from approximately 55% to 60%. The Operating Partnership's leverage level generally will result in interest and debt service savings and greater financial stability.

  Growth Potential. The General Partners believe that the conversion of each Limited Partner's investment into an investment in the Operating Partnership or Host REIT will allow Limited Partners to participate in growth opportunities that would not otherwise be available to them. Host REIT will be a publicly traded real estate company focused primarily on a more diverse and growing full-service hotel portfolio. The General Partners believe that substantial opportunities exist to acquire or develop full-service hotel properties at attractive prices and that the Partnerships are not in a position to take advantage of such opportunities because of (i) their lack of access to additional sources of capital on favorable terms, (ii) restrictions on additional acquisitions and development imposed by the partnership agreements of the Partnerships and (iii) the fact that the Partnerships have already committed their capital and generally are not authorized to raise additional funds for (or reinvest net sale or refinancing proceeds in) new investments, absent amendment of the partnership agreements of the Partnerships or approval by a majority of the outstanding Partnership Interests.

  The Operating Partnership's structure as part of an UPREIT should provide it with substantial flexibility to structure acquisitions of additional hotels utilizing debt, cash, OP Units or Common Shares (or any combination thereof). In particular, the ability of the Operating Partnership to issue OP Units in the future for the purpose of acquiring additional properties may permit the Operating Partnership to structure acquisitions of hotel properties on a tax-deferred basis to the sellers (i.e., sellers of properties generally will be able to exchange their ownership interests in those properties for OP Units without incurring an immediate income tax liability).

  Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a greater equity value than any of the Partnerships individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to any of the Partnerships individually. Host REIT and the Operating Partnership should have more sources of capital available to it than the Partnerships through access to the public equity and debt capital markets, as well as from more traditional sources of real estate financing. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity, as compared to the Partnerships individually.

  Public Market Valuation of Assets. In most instances, the Partnership Units of each Partnership currently trade at a discount to the net asset value of the Partnership's assets. The General Partners believe that by exchanging interests in their existing, non-traded, finite-life limited partnerships with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the Limited Partners will have the opportunity to participate in the recent trend toward ownership of real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. Therefore, the REIT Conversion offers Limited Partners the opportunity to obtain OP Units or Common Shares in exchange therefor in connection with the Mergers (and, for Limited Partners who retain OP Units, Common Shares upon the exercise of the Unit Redemption Right at any time commencing one year following the Mergers) whose public market valuation in the future may exceed the fair market value of the underlying assets of the Operating Partnership on a per OP Unit/Common Share basis. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.

COMPENSATION AND DISTRIBUTIONS TO THE GENERAL PARTNERS AND MARRIOTT
INTERNATIONAL

  Under the partnership agreements of the Partnerships, the General Partners do not receive any fees or compensation for services rendered to the Partnerships as general partner but the General Partners and their affiliates are reimbursed for certain costs and expenses incurred on behalf of the Partnerships. In addition, each General Partner is entitled to distributions related to its respective interests in a Partnership. Host REIT, as general partner of the Operating Partnership, will be required to conduct all of its business through the Operating Partnership. Following the REIT Conversion, Host REIT will be entitled to receive cash distributions with respect to the OP Units that it owns and the Operating Partnership will pay (or reimburse Host REIT for) all expenses that Host REIT incurs, including taxes (subject to certain limited exceptions). Marriott International and its affiliates receive management fees and other reimbursements from the Partnerships under the Management Agreements.

  The following table sets forth the compensation, reimbursements and distributions paid by all of the Partnerships to the General Partners and their affiliates and the payments made to Marriott International and its affiliates on a combined basis for the last three fiscal years and the First Two Quarters 1998 ("Historical") and the estimated reimbursements and distributions that would have been paid by the Partnerships to the General Partners and their affiliates and payments made to Marriott International and its affiliates during the last three fiscal years and the First Two Quarters 1998 if the REIT Conversion had been in effect, assuming the Full Participation Scenario ("Pro Forma"). The Pro Forma estimates assume a distribution per OP Unit of $0.84 per year during 1997 and the First Two Quarters 1998 (based upon the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) and no distributions during 1996 and 1995 (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions).

                           HISTORICAL AND PRO FORMA
    COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNERS AND THEIR AFFILIATES AND PAYMENTS MADE TO MARRIOTT INTERNATIONAL AND ITS
                                  AFFILIATES
                                (IN THOUSANDS)

                                                                        FISCAL YEAR
                           FIRST TWO QUARTERS  --------------------------------------------------------------
                                  1998                 1997                 1996                 1995
                          -------------------- -------------------- -------------------- --------------------
                          HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA
                          ---------- --------- ---------- --------- ---------- --------- ---------- ---------
Reimbursements to the
 General Partners and
 Affiliates/(1)/........   $ 1,799    $   --    $ 1,657    $   --    $ 1,168    $   --    $   568    $   --
Distributions to the
 General Partners and
 Affiliates/(2)/........     6,716      7,427    15,833     14,853     8,202          0       338          0
Payments to Marriott In-
 ternational and
 Affiliates ............    36,147     36,579    64,554     64,554    59,554     59,554    57,891     57,891
                           -------    -------   -------    -------   -------    -------   -------    -------
  Total.................   $44,662    $44,006   $22,044    $79,407   $68,924    $59,554   $58,797    $57,891
                           =======    =======   =======    =======   =======    =======   =======    =======

--------
(1) All expenses will be paid directly by the Operating Partnership; accordingly, there are no expected reimbursements on a pro forma basis.
(2) The amount of distributions payable to the General Partners and their affiliates on a pro forma basis in 1997 and the First Two Quarters 1998 assumes payment of distributions at a rate of $0.84 per annum per OP Unit (which represents the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31,
    1999) with respect to the estimated minimum number of OP Units that the General Partners and their affiliates will receive with respect to their general and limited partner interests in the Partnerships, assuming all Partnerships participate in the Mergers and the maximum price of $15.50 per OP Unit. Such number does not reflect the aggregate number of OP Units Host REIT will receive in connection with the REIT Conversion. The amount of distributions payable to the General Partner and its affiliates on a pro forma basis in 1996 and 1995 are assumed to be zero (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions). The pro forma distributions payable to the General Partner and its affiliates are not necessarily indicative of the amounts that would have been distributed per OP Unit in such periods if the REIT Conversion and the Mergers had been consummated as of the beginning of each period shown.

ALTERNATIVES TO THE MERGERS

  In determining whether to propose the Mergers, the General Partners compared the benefits to the Limited Partners of continuing each Partnership with the benefits the Limited Partners could achieve by the participation of their Partnership in the REIT Conversion through a Merger. The General Partners considered the other principal alternative--liquidation of a Partnership--but do not believe that liquidation is appropriate at this time because the expected benefits of the proposed Mergers are greater.

  The following paragraphs discuss the advantages and disadvantages of continuing the Partnerships as standalone partnerships and, to assist Limited Partners in evaluating the Mergers, liquidating the Partnerships.

 CONTINUATION OF EACH PARTNERSHIP

  Benefits of Continuation. Continuing each Partnership without change, in accordance with its existing business plan and pursuant to its current partnership agreement, would have the following effects, some of which effects Limited Partners may perceive as benefits:

  . No Partnership would be subject to the risks associated with the Mergers and REIT Conversion, and instead each Partnership would remain a separate entity, with its own assets and liabilities and would pursue its original investment objectives consistent with the guidelines, restrictions and safeguards contained in its partnership agreement;

  . No Partnership's performance would be affected by the performance of the other Hotel Partnerships or Host REIT, including the investment objectives, interests and intentions of the limited partners of the other Hotel Partnerships or the shareholders of Host REIT;

  . There would be no change in the nature of the Limited Partners' voting rights; and

  . There would be no change in the cash distribution policy of the Partnership.

  Disadvantages of Continuation. Maintaining the Partnerships as separate entities would have the following disadvantages, among others:

  . Continued illiquidity of a Limited Partner's investment due to the absence of an established market for interests in the Partnerships that provides full value for such interest;

  . The inability from time to time of the Partnerships to make regular distributions;

  . The inability of the Partnerships to take advantage of public market valuation of their assets, growth opportunities and other potential benefits of the Mergers;

  . Each Partnership will continue to have a leverage to value ratio exceeding 55% and typically averaging between 60% and 80% (calculated as a percentage of Exchange Value);

  . Limited Partners will continue to be subject to the risks inherent in the lack of broad diversity that any individual Partnership's assets represent; and

  . Any realization by the Limited Partners of the full value attributable to their Partnership Units likely would require a liquidation of the Partnership and the sale of its Hotel or Hotels which has the disadvantages set forth below (see "--Liquidation of Each Partnership").

 LIQUIDATION OF EACH PARTNERSHIP

  Benefits of Liquidation. In lieu of participating in the Mergers and the REIT Conversion, each Partnership could sell its assets (subject to the existing Management Agreements), pay off its existing liabilities not assumed by the buyer and distribute the net sales proceeds to its partners in accordance with the distribution provisions of its partnership agreement. The primary advantage of this alternative would be to provide immediate liquidity to Limited Partners based upon the current market value of the Partnership's real estate assets. See "--Summary of Comparative Valuation Alternatives" for estimates of the net liquidation proceeds that might be available to the Limited Partners upon the liquidation of each Partnership.

  Disadvantages of Liquidation. The General Partners do not believe that this alternative would be as beneficial to Limited Partners as the Mergers, for the following reasons, among others: (i) certain existing Partnership debt cannot be defeased or prepaid at the present time (such as certain indebtedness of Atlanta Marquis and MHP2 and Desert Springs' Senior Notes) and when the existing debt can be defeased or prepaid, the costs of defeasance or prepayment (with the exception of Chicago Suites, MDAH and PHLP) would significantly decrease the sales proceeds available to Limited Partners of a Partnership and (ii) a sale and liquidation would be a taxable event for all Limited Partners, who would lose the ability to individually plan the timing of the recognition of their taxable gain. In addition, because of the tax consequences that the General Partners (and thus Host) would incur upon a Partnership's taxable sale of its Hotel or Hotels, this is not an alternative that the General Partners would favor, making it less likely that such an alternative could be implemented.

 SUMMARY OF COMPARATIVE VALUATION ALTERNATIVES

  To determine the Exchange Values and to assist Limited Partners in comparing alternatives to the Mergers, the General Partners, in conjunction with AAA, have computed for each Partnership the estimated Adjusted Appraised Value, the estimated Continuation Value and the estimated Liquidation Value of the Partnership

Interests of the Limited Partners. Estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value. In addition, the table below sets forth the minimum number of OP Units to be received by the Limited Partners in the Partnerships based upon the estimated Exchange Value and the maximum price per OP Unit of $15.50. For a detailed explanation of the calculation of each value, see "Determination of Exchange Values and Allocation of OP Units." (For the reasons described above in "--Background of the Mergers and the REIT Conversion," the General Partners did not attempt to estimate the value of reorganization of each Partnership as a separate REIT or merger with another REIT or UPREIT but they do not believe that either of these alternatives would result in a higher value for the Limited Partners than the Exchange Value to be received through the receipt of the OP Units in the Mergers.)

  The estimated values set forth below may increase or decrease as a result of various adjustments that will be finally calculated as of the Final Valuation Date, but such estimated Exchange Values will not change as a result of less than all of the Partnerships participating in the Mergers. The number of OP Units to be issued to the Limited Partners will not be determined until after the Effective Date.

 SUMMARY OF COMPARATIVE VALUATION ALTERNATIVES AND MINIMUM NUMBER OF OP UNITS
               (ALL AMOUNTS ON A PER PARTNERSHIP UNIT BASIS)(1)

                    ESTIMATED                                          ESTIMATED
                    ADJUSTED      ESTIMATED    ESTIMATED    ESTIMATED   MINIMUM
                    APPRAISED    CONTINUATION LIQUIDATION   EXCHANGE   NUMBER OF
 PARTNERSHIP          VALUE         VALUE        VALUE      VALUE(2)  OP UNITS(3)
 -----------        ---------    ------------ -----------   --------- -----------
Atlanta Marquis.... $ 41,570       $ 45,425    $    402     $ 45,425     2,931
Chicago Suites.....   33,133         24,184      31,149       33,133     2,138
Desert Springs.....   40,880         33,536      27,617       40,880     2,637
Hanover............  123,202         98,090      88,474      123,202     7,949
MDAH...............  109,216         89,340      98,343      109,216     7,046
MHP................  140,032        141,074     124,261      141,074     9,102
MHP2...............  237,334        211,263     205,140      237,334    15,312
PHLP...............        0(4)       5,040           0(4)     5,040       325

--------
(1) A Partnership Unit in all of the Partnerships except Chicago Suites ($35,000) and PHLP ($10,000) represents an original investment of $100,000.
(2) Estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Mergers and thus results in the minimum number of OP Units that may be issued.
(4) The estimated Adjusted Appraised Value and the estimated Liquidation Value for PHLP are zero because PHLP's outstanding debt is greater than the Appraised Value of the Hotels and the value of other assets, net of liabilities, owned by PHLP.

RECOMMENDATION OF THE GENERAL PARTNERS

  FOR THE REASONS STATED HEREIN, THE GENERAL PARTNERS BELIEVE THAT THE MERGERS PROVIDE SUBSTANTIAL BENEFITS AND ARE FAIR TO THE LIMITED PARTNERS OF EACH PARTNERSHIP AND RECOMMEND THAT ALL LIMITED PARTNERS VOTE FOR THE MERGERS AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENTS. SEE "FAIRNESS ANALYSIS AND OPINION--FAIRNESS ANALYSIS."

          DETERMINATION OF EXCHANGE VALUES AND ALLOCATION OF OP UNITS

OVERVIEW

  Following consummation of the REIT Conversion, OP Units are expected to be owned by the following groups:

  . Host REIT, which will own a number of OP Units equal to the number of outstanding Common Shares of Host REIT. These OP Units will consist of
     (i) the OP Units to be acquired in exchange for the contribution of Host's full-service hotel assets and other assets (excluding its senior living assets and the cash or other consideration to be distributed to shareholders of Host or Host REIT and certain other de minimis assets), subject to all liabilities of Host (including past and future contingent liabilities), other than liabilities of Crestline, (ii) the OP Units to be received by the General Partners and other Host subsidiaries with respect to their interests in the Partnerships and (iii) the OP Units to be acquired from Limited Partners who elect to receive Common Shares in connection with the Mergers. The OP Units received by the General Partners and other Host subsidiaries attributable to their interests in the Partnerships will be determined in the same manner as the number of OP Units to be received by Limited Partners and will be determined in accordance with the distribution provisions in the partnership agreements of the Partnerships. On a pro forma basis, as of June 19, 1998, Host REIT would have owned approximately 204 million OP Units, based upon the number of outstanding shares of Host common stock at that time, of which the General Partners and other Host subsidiaries would have owned approximately 17.7 million OP Units received with respect to their interests in the Partnerships. If Host issues any shares of preferred stock prior to the REIT Conversion, Host REIT also will own a number of preferred partnership interests in the Operating Partnership equal to the number of outstanding shares of preferred stock.

  . The Blackstone Entities, which will receive approximately 43.7 million OP Units and other consideration in exchange for the contribution of the Blackstone Hotels and certain other related assets, subject to certain liabilities.

  . Limited Partners of the Participating Partnerships, who will receive in the Mergers a number of OP Units based upon the Exchange Values of their respective Partnership Interests and the price per OP Unit (other than Limited Partners who elect to exchange such OP Units for Common Shares or Notes).

  . Partners unaffiliated with Host in four Private Partnerships, who have agreed to exchange their interests in their Private Partnerships for OP Units based upon the value of their interests in their Private Partnerships, as determined by negotiation with Host.

METHODOLOGY FOR DETERMINING EXCHANGE VALUES

  SUMMARY. The Exchange Value of each Partnership will be equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partners have retained AAA to determine the market value of each of the Hotels as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of a Partnership equals the Appraised Value of its Hotels, adjusted as of the Final Valuation Date (as defined below) for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The "Continuation Value" of a Partnership represents AAA's estimate, as adopted by the General Partners, of the discounted present value, as of January 1, 1998, of the limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that the Partnership continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

  . Liquidation Value. The "Liquidation Value" of a Partnership represents the General Partners' estimate of the net proceeds to limited partners resulting from the assumed sale as of December 31, 1998 of the Hotel(s) of the Partnership, each at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value), less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and
     (ii) prepayment penalties or defeasance costs, as applicable.

  Final determination of the Exchange Value of each Partnership will be made as of the end of the four week accounting period ending at least 20 days prior to the Effective Date (the "Final Valuation Date") and will be equal to the greatest of Adjusted Appraised Value, Continuation Value and Liquidation Value as of such date. Adjusted Appraised Value, Continuation Value and Liquidation Value will be adjusted as of the Final Valuation Date (i) to reflect the amount of lender and capital expenditure reserves and the amount of deferred management fees as of such date, (ii) to increase the Adjusted Appraised Value by any amounts actually expended by a Partnership after the Initial Valuation Date to perform deferred maintenance that were previously subtracted in determining the estimated Adjusted Appraised Value of such Partnership and
(iii) to reflect any changes in the Partnership's other reserves, such as for litigation expenses and indemnification costs and any revised estimates of transfer and recordation taxes and fees. The General Partners do not believe that any adjustments to the Exchange Value will be material; however, if any such changes are deemed to be material, the General Partners will provide the Limited Partners in any Partnership so affected with an opportunity to change their vote on the Merger.

  APPRAISED VALUE. The Partnerships' Hotels were appraised as of March 1, 1998 by AAA, an independent, nationally recognized hotel valuation and financial advisory firm experienced in the appraisals of lodging properties such as the Partnerships' Hotels. Each appraisal (an "Appraisal") was reviewed by an MAI (Member Appraisal Institute) appraiser and certified by such MAI appraiser as having been prepared in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

  The purpose of each Appraisal is to provide an estimate of the "Market Value" of the related Hotel. "Market Value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are equally motivated; (ii) both parties are well informed or well advised, and each is acting in what he considers his own best interest; (iii) a reasonable time frame is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. AAA made site visits at all of the Hotels except for three Hotels owned by MDAH and one Hotel owned by PHLP for purposes of the Appraisals. Neither AAA nor the General Partners believe that the lack of site visits to these Hotels affects the determination of market value because, as part of the Appraisals, AAA reviewed financial information of the Hotels as well as conducted extensive interviews with the managers of the Hotels. See "Fairness Analysis and Opinion--Fairness Opinion--Summary of Materials Considered and Investigation Undertaken."

  In preparing the Appraisals, AAA relied primarily on the income capitalization method of valuation, and then compared the value estimated by this method with recent sales of comparable properties, as a check on the reasonableness of the value determined through the income capitalization method. AAA employed the following procedures for determining the Appraised Value of each Hotel:

  . Historical 1997 and Projected Year's Earnings. AAA reviewed the historical 1997 net operating income (i.e., income before interest, taxes, depreciation and amortization) ("NOI") prior to incentive management fees and certain capital expenditures for the applicable Hotel. AAA also prepared a projection of the net operating income prior to incentive management fees and certain capital expenditures for the applicable Hotel for the twelve month period ending February 28, 1999 (the "Projected Year"), using historical financial information for the Hotel, budget information, a survey with the manager of the Hotel addressing the physical condition of the Hotel, local market conditions (including business mix, demand generators, future trends and predictability of business), changes in the competitive environment, comparison with direct competitors of the Hotel and risk factors relating to the particular Hotel. The resulting gross margin (ratio of total revenues to net operating income prior to incentive management fees) was checked against AAA's database of the gross margins for similar hotels for reasonableness.

  . Impact of Incentive Management Fees. AAA estimated a normalized annual amount of incentive management fees payable under the applicable management agreement and subtracted this amount from the net operating income prior to incentive management fees and certain capital expenditures for 1997 and the Projected Year.

  . Impact of Owner Funded Capital Expenditures. AAA estimated normalized annual amounts of owner funded capital expenditures (over and above the FF&E reserve) based in part on projected owner funded capital expenditures estimated in the Engineering Study, including in the case of three Hotels (Atlanta Marquis, Desert Springs and Hanover) certain identified 1998 capital expenditures for which reserves have been set aside. The normalized amounts were then subtracted from the NOI prior to owner funded capital expenditures for 1997 and the Projected Year.

  . Capitalization of Adjusted NOI. AAA then capitalized the amount resulting from the foregoing adjustments ("Adjusted NOI") for 1997 and the Projected Year by dividing such amounts by capitalization rates that AAA determined to be appropriate. A capitalization rate represents the relationship between net operating income and sales prices of income producing property. AAA selected the capitalization rates based upon its review of current published surveys reflecting the opinions of investors and participants such as REITs, hotel acquisition/management companies and pension funds, lenders, brokers and consultants as to current capitalization rates, and its own database of capitalization rates reflected in recent transactions, adjusted for factors specific to the individual Hotel, such as location, physical condition, reserve policies, local market volatility and competition, guest mix, renovation influences and other income characteristics. AAA used separate capitalization rates that it deemed appropriate to capitalize 1997 historical Adjusted NOI and estimated Projected Year's Adjusted NOI. AAA then estimated the value of each Hotel based upon each of the values estimated by capitalizing 1997 and Projected Year's Adjusted NOI and its professional judgment.

  The following table sets forth the resulting Appraised Values of the Hotels of each Partnership, as estimated by AAA.

                 APPRAISED VALUE OF EACH PARTNERSHIP'S HOTELS
                                (IN THOUSANDS)

PARTNERSHIP                                                     APPRAISED VALUE
-----------                                                     ---------------
Atlanta Marquis................................................   $  255,000
Chicago Suites.................................................       34,300
Desert Springs.................................................      223,800
Hanover........................................................       49,400
MDAH...........................................................      165,900
MHP............................................................      354,261(1)
MHP2...........................................................      463,300(2)
PHLP...........................................................      265,800
                                                                  ----------
Total..........................................................   $1,811,761
                                                                  ==========

--------
(1) Excludes the 49.5% interest in the Harbor Beach Resort not owned by MHP.
(2) Excludes the 50% interest in the Santa Clara Marriott not owned by MHP2.

  The following table sets forth the effective capitalization rates for 1997 and Projected Year's Adjusted NOI resulting from AAA's estimated Appraised Values of the Hotels.

            RESULTING EFFECTIVE CAPITALIZATION RATES IN APPRAISALS

                                                                PROJECTED YEAR
                                                                   (ENDING
   PARTNERSHIP                                       1997     FEBRUARY 28, 1999)
   -----------                                     ---------  ------------------
   Atlanta Marquis................................    9.3%            9.4%
   Chicago Suites.................................    9.4%           10.3%
   Desert Springs.................................    8.9%            9.3%
   Hanover........................................    9.4%           10.1%
   MDAH........................................... 9.1 - 9.9%    10.1 - 10.6%
   MHP............................................ 8.8 - 9.4%     9.8 - 10.2%
   MHP2........................................... 9.1 - 9.6%     9.7 - 11.6%
   PHLP........................................... 9.2 - 9.8%     9.7 - 10.6%

  . Comparison with Comparable Sales. AAA checked the Appraised Value of each Hotel derived by the foregoing procedures against its database of comparable sale transactions for reasonableness.

  In the case of a Hotel that is only partly owned by a Partnership, the Appraised Value of such Hotel was reduced proportionately to the amount attributable to such Partnership's ownership interest therein (but no adjustment was made to reflect the effect that the outside interest might have on decisions with respect to sales, refinancings or other major operational matters). With respect to the Partnerships' Hotels, eleven properties were encumbered by ground leases as of the date of the Appraisal: one owned by each of Chicago Suites, MDAH and MHP, three owned by MHP2 and five owned by PHLP. Accordingly, the Appraised Values of these Partnerships' Hotels have been decreased to reflect the encumbrance of the ground leases and the interest of the ground lessor in the operating cash flows of such Hotels. The Appraised Value of MHP's Orlando World Center Hotel also includes AAA's estimate of the present value of a planned expansion of the Hotel. The Appraised Values assume all contractual provisions for FF&E reserves are adequate and have not been reduced to reflect deferred maintenance or environmental remediation costs with respect to the Partnerships' Hotels (but estimated deferred maintenance costs have been deducted in estimating the Adjusted Appraised Value of each Hotel). The Appraised Values did not take into account the costs that might be incurred in selling a Hotel (but estimated costs for transfer and recordation taxes and fees have been deducted in estimating the Adjusted Appraised Value of each Hotel).

  The Appraisals are not guarantees of present or future values and no assurance can be given as to the actual value of the Partnerships' Hotels. The Appraisals should be read in conjunction with other information, such as, but not limited to, the audited financial statements of the Partnerships.

  The Appraised Values, and the assumptions underlying the projections on which the Appraised Values are based, are contingent upon a series of future events, the outcomes of which are not necessarily within the Operating Partnership's control and cannot be determined at this time. There can be no assurance that another appraiser would not have arrived at a different result. Some of the assumptions inevitably will not materialize and unanticipated events and circumstances will occur subsequent to the date of the Appraisals. Furthermore, the actual results achieved from the Hotels will vary from the results projected in the Appraisals and the variations may be material.

  ADJUSTED APPRAISED VALUE. The Adjusted Appraised Value of each Partnership was determined by totaling the Appraised Values of all of the Hotels of the Partnership and then making various adjustments to the aggregate Appraised Value, as described below.

  . Lender Reserves. For Atlanta Marquis, Desert Springs, MDAH, MHP and MHP2, debt service reserves are required to be held by third-party lenders. The amount of these lender reserves as of the

     Initial Valuation Date was added to the Appraised Values of these Hotels. A final determination of the lender reserves of each of these Partnerships will be made on the Final Valuation Date and any changes in such reserves will be reflected in the Adjusted Appraised Value.

  . 1998 Capital Expenditure Reserves. For Atlanta Marquis, Desert Springs and Hanover, an amount equal to the capital expenditure reserves which were set aside as of March 1, 1998 for various identified capital improvements in 1998 (which amounts resulted in reductions in the Appraised Value as described above) was added back to the Appraised Value.

  . Mortgage and Other Debt. The estimated principal balance and accrued interest (including participating interest that would accrue as a result of the Mergers) as of the Effective Date (assumed to be December 31,
     1998) of all mortgage and other debt of each Partnership has been subtracted from the Appraised Value.

  . Mark to Market Adjustments. The third-party loans of the Partnerships have various interest rates and terms to maturity. In order to reflect the market value of the third-party loans of each Partnership, the estimated Adjusted Appraised Value for each Partnership has been adjusted (increased or decreased) to "mark to market" the interest rate for such loans. This adjustment has been estimated by comparing the interest cost using the applicable interest rates on existing third-party loans over their remaining term to the interest cost using the interest rate that the Operating Partnership believes it would be able to obtain for unsecured debt in the market as of the Final Valuation Date (which would have been 8.0% per annum based on a 350 basis point (3.50%) spread over the yield on seven-year U.S. Treasury securities as of September 29, 1998). The mark to market adjustment for each loan was calculated by determining the difference between the present values, as of December 31, 1998, of the interest payments over the remaining term of the loan from January 1, 1999 to maturity using the actual interest rate as the discount rate as compared to using the assumed market rate as the discount rate. In the case of the mezzanine loan on Desert Springs, the adjustment reflects the prepayment penalty that would be payable because it is less than the mark to market adjustment.

  . Deferred Management Fees. The amount of deferred management fees (management fees earned by the manager pursuant to the Management Agreement and not paid currently) estimated to be payable under the Management Agreement(s) of each Partnership as of December 31, 1998 have been subtracted from the Appraised Value. The amount of such deferred management fees will be recalculated as of the Final Valuation Date.

  . Deferred Maintenance Costs. The estimated cost to complete any deferred maintenance items identified in the Engineering Study relating to the applicable Hotel or Hotels of each Partnership have been subtracted from the Appraised Value. The adjustments for this item will be reduced at the Final Valuation Date to reflect amounts expended after the Initial Valuation Date to perform such deferred maintenance. No adjustments have been made for previously budgeted capital expenditures or deferred maintenance costs estimated in the Engineering Study that are reflected in the cash flow projections used for purposes of estimating Appraised Values.

  . Transfer and Recordation Taxes and Fees. The estimated transfer and recordation taxes and fees required to be paid by each Partnership in connection with the Mergers have been subtracted from the Appraised Value.

  The following table sets forth the adjustments to the aggregate Appraised Values made to derive the estimated Adjusted Appraised Value for each Partnership as of the Initial Valuation Date.

              CALCULATION OF ESTIMATED ADJUSTED APPRAISED VALUES
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNTS)

                          ATLANTA     CHICAGO      DESERT
                          MARQUIS      SUITES      SPRINGS     HANOVER     MDAH       MHP          MHP2          PHLP
                         ---------    --------    ---------    --------  --------  ---------     ---------     ---------
Appraised Value........  $ 255,000    $ 34,300    $ 223,800    $ 49,400  $165,900  $ 354,261(1)  $ 463,300(2)  $ 265,800
Lender reserves........      3,600           0        6,173           0     3,000      1,800         6,800             0
Capital expenditure re-
 serve.................     16,750           0        1,500       1,690         0          0             0             0
Mortgage debt..........   (162,047)    (22,284)    (101,632)    (29,394)  (97,371)  (192,137)(1)  (259,945)(2)  (161,136)
Other debt.............    (20,134)       (464)     (92,438)    (10,398)  (25,355)      (722)            0      (128,102)
Mark to market adjust-
 ment..................      4,693          94          411        (435)      399      2,878        (2,154)            0
Deferred management
 fees..................          0           0            0           0         0          0        (3,184)      (34,151)
Deferred maintenance
 costs.................       (607)        (46)        (650)        (72)     (825)      (245)       (1,673)       (5,212)
Transfer taxes.........          0        (274)           0           0         0          0             0          (814)
                         ---------    --------    ---------    --------  --------  ---------     ---------     ---------
Estimated Adjusted
 Appraised Value.......  $  97,255    $ 11,326    $  37,164    $ 10,791  $ 45,748  $ 165,835     $ 203,144     $       0(3)
                         =========    ========    =========    ========  ========  =========     =========     =========
Estimated General Part-
 ner's share(4)........  $  75,223(5) $    113    $     372(6) $    442  $    533  $  25,803     $  26,330     $       0
Estimated limited part-
 ner share of Host sub-
 sidiaries(7)..........  $      62    $      0    $       0    $  4,928  $    273  $  67,670     $  93,272     $       0
Estimated total limited
 partners' share(8)....  $  22,032    $ 11,213(9) $  36,792    $ 10,349  $ 45,215  $ 140,032     $ 176,814     $       0
Per Partnership Unit...  $  41,570    $ 33,133    $  40,880    $123,202  $109,216  $ 140,032     $ 237,334     $       0

--------
(1) Excludes 49.5% of the $122,300,000 Appraised Value of the Harbor Beach Resort and the $82,266,000 in mortgage debt encumbering the Hotel.
(2) Excludes 50% of the $126,200,000 Appraised Value of the Santa Clara Marriott Hotel but includes 100% of the $42,500,000 in mortgage debt encumbering the Hotel for which MHP2 is wholly responsible.
(3) The estimated Adjusted Appraised Value for PHLP is zero because PHLP's outstanding debt is greater than the Appraised Value of the Hotels and the value of other assets, net of liabilities, owned by PHLP.
(4) Excludes amounts attributable to limited partner interests of a General Partner, except as noted.
(5) Includes Class B limited partner interests held by the General Partner.
(6) Excludes $59.7 million attributable to the participating subordinated loan held by Host.
(7) Includes limited partner interests held by a General Partner.
(8) Includes estimated limited partner share of Host subsidiaries (except for Chicago Suites and Desert Springs in which no Host subsidiary owns any limited partner interest).
(9) Including 1% owned by a Limited Partner who is not a holder of any of the 335 outstanding Partnership Units.

  CONTINUATION VALUE. AAA estimated the Continuation Value of each Partnership using the following methodology:

  . Estimated Future Cash Distributions. AAA prepared estimates of future partnership cash flow for the Partnership for the 12-year period from January 1, 1998 through December 31, 2009 based upon the estimated 1998 NOI before incentive management fees used in the Appraisals and for each subsequent year applying an assumed annual stabilized growth rate (ranging from 3.40% to 4.50%, depending upon the Partnership, as shown in the table below) developed by AAA for this analysis. For each year in the projection period, AAA estimated the amount of cash available for distribution to limited partners after payment of all management fees, debt service, owner funded capital expenditures based on the Engineering Study and other partnership expenses and after application of the applicable partnership agreement provisions. AAA assumed that each Partnership's FF&E reserves were adequate and understood that Host determined that there were no reserve shortfalls or surpluses.

  . Refinancing Assumptions. For debt that matures during the 12-year period, AAA assumed that the debt would be refinanced with interest rates ranging from 7.25% to 8.60% per annum and a 20 to 30-year amortization schedule, with estimated refinancing costs of 2% of the refinanced amount being paid from operating cash flow (or added to the principal balance of the loan, if cash flow was estimated to be insufficient).

  . Determination of Residual Value. To estimate the residual value of the limited partners' interest in the Partnership at the end of the 12-year period, AAA assumed that the Hotel(s) would be sold as of December 31, 2009 at their then market value. AAA estimated the market value of each Hotel as of such date by applying an exit capitalization rate that it deemed appropriate, using the factors described above in connection with the "--Appraised Value," which are set forth in the table below, to the estimated Adjusted NOI for 2009 (estimated as described above). AAA then subtracted estimated sales costs of 2% of the estimated market value, added lender reserves, and subtracted the estimated outstanding principal balance of debt as of December 31, 2009 and deferred management fees to arrive at net sales proceeds available for distribution to partners. AAA then determined what portion of such estimated net sales proceeds would be distributable to the Partnership's limited partners under the various partnership and debt agreements.

  . Discounting Distributions to Present Value. As a final step, AAA discounted the estimated future cash distributions to the limited partners from operations and estimated net sales proceeds (plus lender reserves) to their present value as of January 1, 1998, using a discount rate of 20% per annum. AAA believes that this discount rate reflects the return on investment that investors expect from leveraged investments of this nature.

  While the 12-year period used by AAA is somewhat arbitrary and other firms may have used a different time period, the 12-year period was selected by AAA because it corresponded to the time period used in the Engineering Study to estimate owner funded capital expenditures. AAA and the General Partners believe that such 12-year period is within the accepted range of time periods used in valuations similar to the Continuation Value.

  The growth rates and exit capitalization rates used to determine the estimated Continuation Value for each Partnership are as set forth below.

                    GROWTH RATES, EXIT CAPITALIZATION RATES
             AND ESTIMATED CONTINUATION VALUE FOR EACH PARTNERSHIP
          (DOLLARS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNTS)

                                                                       ESTIMATED   ESTIMATED
                                                           ESTIMATED    GENERAL     LIMITED           ESTIMATED
                                      EXIT CAPITALIZATION CONTINUATION PARTNER'S   PARTNERS'      CONTINUATION VALUE
PARTNERSHIP              GROWTH RATE      RATE (2009)        VALUE       SHARE       SHARE      (PER PARTNERSHIP UNIT)
-----------              -----------  ------------------- ------------ ---------   ---------    ----------------------
Atlanta Marquis.........    4.40%             9.8%          $ 88,662    $64,587(1) $ 24,075(2)         $ 45,425
Chicago Suites..........    3.70%             9.9%             8,962        558       8,404(3)           24,184
Desert Springs..........    4.50%             9.7%            31,007        824      30,183              33,536
Hanover.................    3.70%             9.9%             9,873      1,633       8,240(2)           98,090
MDAH....................    3.40%            10.1%            40,245      3,258      36,987(2)           89,340
MHP.....................    3.65%(4)          9.9%           153,031     11,957     141,074(2)          141,074
MHP2....................    3.40%            10.4%           167,776     10,385     157,391(2)          211,263
PHLP....................    3.60%            10.1%            12,096      3,024       9,072(2)            5,040

--------
(1) Includes Class B limited partner interests held by the General Partner.
(2) Includes amounts attributable to interests of Host and its subsidiaries.
(3) Includes 1% owned by a Limited Partner who is not a holder of any of the 335 Partnership Units.
(4) Reflects the average of the stabilized growth rates of Harbor Beach Resort (3.80% each year) and Orlando World Center (3.50% beginning in 2003 to reflect the effect of the planned expansion of the Hotel).

  LIQUIDATION VALUE. The Liquidation Value of each Partnership was estimated by the General Partners and represents the estimated value of the Partnership if all of its assets were sold as of December 31, 1998. Such value was based upon the Adjusted Appraised Value of each Partnership, with the following adjustments: (i) the "mark to market" adjustment used to estimate the Adjusted Appraised Value was eliminated and instead prepayment or defeasance costs that would be payable under existing debt agreements (regardless of whether the debt in fact can be prepaid on December 31, 1998) were deducted from the Appraised Value; (ii) the deduction for transfer and recordation taxes and fees used to estimate the Adjusted Appraised Value was eliminated and instead an amount equal to 2.5% of the Appraised Value of each Partnership's Hotel(s) was subtracted from the Appraised Value for estimated liquidation costs, expenses and contingencies; and (iii) the amount of participating interest payable on the Desert Springs subordinated loan held by Host was deducted from the Appraised Value to reflect the net proceeds available to partners of that Partnership. The General Partner then determined the portion of the estimated Liquidation Value that would be distributable to limited partners under the terms of the applicable partnership agreements and other contractual arrangements.

  The following table sets forth the adjustments made to Adjusted Appraised Value to estimate the Liquidation Value for each Partnership as of the Initial Valuation Date.

                  CALCULATION OF ESTIMATED LIQUIDATION VALUES
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNTS)

                         ATLANTA     CHICAGO      DESERT
                         MARQUIS      SUITES     SPRINGS     HANOVER     MDAH      MHP          MHP2         PHLP
                         --------    --------    --------    --------  --------  --------     --------     --------
Appraised Value......... $255,000    $ 34,300    $223,800    $ 49,400  $165,900  $354,261(1)  $463,300(2)  $265,800
Lender reserves.........    3,600           0       6,173           0     3,000     1,800        6,800            0
Capital expenditure re-
 serve..................   16,750           0       1,500       1,690         0         0            0            0
Mortgage debt........... (162,047)    (22,284)   (101,632)    (29,394)  (97,371) (192,137)(1) (259,945)(2) (161,136)
Other debt..............  (20,134)       (464)    (89,669)    (10,398)  (25,355)     (722)           0     (128,102)
Prepayment/defeasance
 costs..................  (10,972)          0      (8,821)     (2,168)        0   (10,794)     (20,551)           0
Deferred management
 fees...................        0           0           0           0         0         0       (3,184)     (34,151)
Deferred maintenance
 costs..................     (607)        (46)       (650)        (72)     (825)     (245)      (1,673)      (5,212)
Sales costs.............   (6,375)       (858)     (5,595)     (1,235)   (4,148)   (8,857)     (11,583)      (6,645)
                         --------    --------    --------    --------  --------  --------     --------     --------
Estimated Liquidation
 Value.................. $ 75,215    $ 10,648    $ 25,106    $  7,823  $ 41,201  $143,306     $173,164     $      0(3)
                         ========    ========    ========    ========  ========  ========     ========     ========
Estimated General Part-
 ner's share(4)......... $ 75,002(5) $    107    $    251(6) $    391  $    487  $ 19,045     $ 20,335     $      0
Estimated limited part-
 ner share of Host sub-
 sidiaries(7)........... $      1    $      0    $      0    $  3,539  $    246  $ 60,049     $ 80,620     $      0
Estimated total limited
 partners' share(8)..... $    213    $ 10,541(9) $ 24,855    $  7,432  $ 40,714  $124,261     $152,829     $      0
Per Partnership Unit.... $    402    $ 31,149    $ 27,617    $ 88,474  $ 98,343  $124,261     $205,140     $      0

--------
(1) Excludes 49.5% of the $122,300,000 Appraised Value of the Harbor Beach Resort and the $82,266,000 in mortgage debt encumbering the Hotel.
(2) Excludes 50% of the $126,200,000 Appraised Value of the Santa Clara Marriott Hotel but includes 100% of the $42,500,000 in mortgage debt encumbering the Hotel for which MHP2 is wholly responsible.
(3) The estimated Liquidation Value for PHLP is zero because PHLP's outstanding debt is greater than the Appraised Value of the Hotels and the value of other assets, net of liabilities, owned by PHLP.
(4) Excludes amounts attributable to limited partner interests of other Host subsidiaries.
(5) Includes Class B limited partner interests held by the General Partner.
(6) Excludes $59.7 million attributable to the participating subordinated loan held by Host.
(7) Includes limited partner interests held by a General Partner, except as noted.
(8) Includes estimated limited partner share of Host subsidiaries (except for Chicago Suites and Desert Springs in which no Host subsidiary owns any limited partner interest).
(9) Includes 1% owned by a Limited Partner who is not a holder of any of the 335 outstanding Partnership Units.

  ESTIMATED EXCHANGE VALUES. The following table sets forth the estimated Exchange Value of each Partnership (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum number of OP Units to be received (based upon the maximum price of $15.50 per OP Unit) and the estimated Note Election Amount for each Partnership, all on a per Partnership Unit basis as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units will equal the number of OP Units exchanged. The estimated Note Election Amount for each Partnership (which will be received by Limited Partners electing to receive Notes in exchange for OP Units) is equal to the Liquidation Value (or, if greater, 80% of the Exchange Value) for that Partnership. The estimated values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated as of the Final Valuation Date but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be finally determined until such time.

                          ESTIMATED EXCHANGE VALUES,
             MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNTS
                           PER PARTNERSHIP UNIT/(1)/

                                                                                  ESTIMATED
                             ESTIMATED       ESTIMATED    ESTIMATED    ESTIMATED   MINIMUM     ESTIMATED
                         ADJUSTED APPRAISED CONTINUATION LIQUIDATION   EXCHANGE   NUMBER OF  NOTE ELECTION
      PARTNERSHIP              VALUE           VALUE        VALUE      VALUE(2)  OP UNITS(3)   AMOUNT(4)
      -----------        ------------------ ------------ -----------   --------- ----------- -------------
Atlanta Marquis.........      $ 41,570        $ 45,425    $    402     $ 45,425     2,931      $ 36,340
Chicago Suites..........        33,133          24,184      31,149       33,133     2,138        31,149
Desert Springs..........        40,880          33,536      27,617       40,880     2,637        32,704
Hanover.................       123,202          98,090      88,474      123,202     7,949        98,562
MDAH....................       109,216          89,340      98,343      109,216     7,046        98,343
MHP.....................       140,032         141,074     124,261      141,074     9,102       124,261
MHP2....................       237,334         211,263     205,140      237,334    15,312       205,140
PHLP....................             0(5)        5,040           0(5)     5,040       325         4,032

--------
(1) A Partnership Unit in all of the Partnerships except for Chicago Suites ($35,000) and PHLP ($10,000) represents an original investment of $100,000.
(2) The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50, which is the maximum price used for purposes of the Mergers and thus results in the minimum number of OP Units that may be issued.
(4) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").
(5) The estimated Adjusted Appraised Value and the estimated Liquidation Value for PHLP are zero because PHLP's outstanding debt is greater than the Appraised Value of the Hotels and the value of other assets, net of liabilities, owned by PHLP.

PRICE OF OP UNITS TO PAY EXCHANGE VALUES TO LIMITED PARTNERS

  Each Limited Partner of a Participating Partnership will receive in exchange for his Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of such Limited Partner's Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Mergers (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). Thus, if the 20-day average trading price is less than $9.50, the price per OP Unit in the Mergers would be $9.50; and if such average trading price is greater than $15.50, the price per OP Unit in the Mergers would be $15.50. The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The OP Units will be issued to the Limited Partners promptly after the twentieth trading day following the Effective Date of the Mergers (which would be promptly after January 29, 1999 if the Effective Date of the Mergers is December 30, 1998).

  Limited Partners at the Effective Date of the Mergers who retain OP Units will receive cash distributions from their respective Partnerships for all of 1998 and, if the Mergers do not occur in 1998, any portion of 1999 prior to the Mergers for which period they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by each Partnership in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Mergers do not occur prior to January 1, 1999, within 90 days after the Effective Date of the Mergers in respect of any 1999 operations. The General Partners of Chicago Suites, Hanover, MDAH and PHLP do not expect that these Partnerships will make any distributions in respect of 1998 operations. Limited Partners at the Effective Date of the Mergers who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from the Partnerships as Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Mergers and prior to the issuance of Common Shares to those Limited Partners who elect to exchange their OP Units for Common Shares. Limited Partners at the Effective Date of the Mergers who receive Notes in exchange for OP Units pursuant to the Note Election will participate in the same distributions from the Partnerships as Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  No fractional OP Units will be issued. Fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.

DETERMINATION OF VALUE OF THE GENERAL PARTNERS' INTERESTS IN THE PARTNERSHIPS AND ALLOCATION OF OP UNITS TO THE GENERAL PARTNERS

  The value of each General Partner's interest will be determined in the same manner as the Exchange Value of the Limited Partners' Partnership Interests by the same methodologies set forth above and giving effect to the applicable distribution provisions in each partnership agreement. The number of OP Units that will be received by each General Partner will be equal to the value of its interest in the Partnership divided by the same price per OP Unit used to determine the number of OP Units to be received by the Limited Partners.

  The following table sets forth the estimated value of the interest of each General Partner and other Host subsidiaries in each Partnership based upon the estimated aggregate Exchange Value of the Limited Partners' Partnership Interests as of the Initial Valuation Date and the estimated minimum number of OP Units to be received by the General Partners and other Host subsidiaries in respect thereof.

    ESTIMATED VALUES OF THE GENERAL PARTNERS' AND OTHER HOST SUBSIDIARIES'
                                   INTERESTS
                        AND MINIMUM NUMBER OF OP UNITS
                   (IN THOUSANDS, EXCEPT NUMBER OF OP UNITS)

                          ATLANTA     CHICAGO   DESERT
                          MARQUIS      SUITES  SPRINGS     HANOVER    MDAH     MHP      MHP2     PHLP
                          --------    -------- --------    -------- -------- -------- -------- --------

Aggregate Estimated
 Exchange Value.........  $ 88,662    $ 11,326 $ 37,164    $ 10,791 $ 45,748 $153,031 $203,144 $ 12,096
Limited partners' share
 of aggregate Estimated
 Exchange Value.........    24,075      11,213   36,792      10,349   45,215  141,074  176,814    9,072
                          --------    -------- --------    -------- -------- -------- -------- --------
Estimated value of the
 General Partner's
 interest(1)............  $ 64,587(2) $    113 $    372(3) $    442 $    533 $ 11,957 $ 26,330 $  3,024
Estimated value of
 limited partner
 interest of Host and
 its subsidiaries ......        68           0        0       4,928      273   68,174   93,272        5
                          --------    -------- --------    -------- -------- -------- -------- --------
Estimated total value of
 interests of the
 General Partner and
 other Host subsidiaries
 .......................  $ 64,655    $    113 $    372(2) $  5,370 $    806 $ 80,131 $119,602 $  3,029
                          ========    ======== ========    ======== ======== ======== ======== ========
Estimated Minimum Number
 of OP Units(4).........     4,171           7       24         346       52    5,170    7,716      195

--------
(1) Excludes limited partner interests owned by a General Partner.
(2) Includes Class B limited partner interests held by the General Partner.
(3) Excludes $59.7 million attributable to the participating subordinated loan held by Host.
(4) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Mergers and thus results in the minimum number of OP Units that may be issued.

                         FAIRNESS ANALYSIS AND OPINION

FAIRNESS ANALYSIS

  The General Partners believe that the Mergers provide substantial benefits and are fair to the Limited Partners of each Partnership and recommend that all Limited Partners consent to the Mergers and the related amendments to the partnership agreements. The General Partners base this recommendation primarily on (i) their view that the expected benefits of the Mergers for the Limited Partners outweigh the risks and potential detriments of the Mergers to the Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers" and "Risk Factors"), (ii) their view that the value of the OP Units allocable to the Limited Partners on the basis of the Exchange Value established for each Partnership represents fair consideration for the Partnership Interests held by the Limited Partners in each Partnership and is fair to the Limited Partners from a financial point of view and (iii) the Appraisals and Fairness Opinion of AAA. See "--Fairness Opinion."

  No Merger is conditioned upon the consummation of any other Merger. The General Partners have considered this fact in evaluating the fairness of the Mergers. The General Partners believe that the fairness of the Mergers will not be materially affected by the presence or absence of any individual Partnership or by any particular combination of Partnerships and that the Mergers will be fair to the Limited Partners, individually and as a whole, if they are consummated with any combination of Participating Partnerships. The General Partners base this belief primarily on the fact that the consideration to be paid to the Limited Partners in each individual Partnership has been established based upon such Partnership's Exchange Value, without regard to any possible combination of Partnerships.

  In reaching the conclusions implicit in the above recommendation, the General Partners have taken into account the following considerations, placing the greatest weight on the first two considerations:

  . The General Partners have concluded that the Exchange Value for each Partnership represents fair consideration for the Partnership Interests of the Limited Partners in the Mergers in relation to such Partnership because the Exchange Value is equal to the greatest of the Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which is an acceptable method for determining the fair market value of a Partnership's assets. The General Partners also have concluded that the Exchange Value established for the Limited Partners in each Partnership fairly reflects the value of the assets held by such Partnership.

  . Individual Limited Partners who retain OP Units will be able to defer recognition of gain until such time as they choose to realize such gain based on their own personal circumstances.

  . The General Partners have concluded that the potential benefits of the Mergers to the Limited Partners, as described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," outweigh the potential risks and detriments of the Mergers for the Limited Partners, as described in "Risk Factors."

  . The General Partners considered the maximum and minimum deemed values of OP Units established for purposes of the Mergers. The General Partners noted that the maximum deemed value of the OP Units, which has the effect of establishing a minimum number of OP Units that Limited Partners will receive in any Merger, supports the fairness of the Mergers. With regard to the minimum deemed value of the OP Units, which has the effect of establishing a maximum number of OP Units that Limited Partners will receive in any Merger, the General Partners concluded that such a provision is customary when there is a maximum exchange price and that the levels established for the minimum and maximum deemed values of the OP Units represent a reasonable allocation of the risk of fluctuation in the trading price of Host REIT Common Shares immediately following the Mergers. The minimum value was set at a level that is less than the recent average trading price of Host common stock (after deducting an amount equal to the estimated per share Initial E&P Distribution to be made in connection with the REIT Conversion) and the maximum is higher than such adjusted trading price. The Merger Agreements limit the value of the distributions that Host and Host REIT can make to their shareholders and to the Blackstone Entities (through the Operating Partnership) prior to consummation of the Mergers and provide that, if the Blackstone Acquisition is not consummated and as a result thereof the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share, then the maximum and minimum prices per OP Unit for purposes of the Mergers will be reduced by an amount equal to such excess distribution per share. Based upon these considerations and others, the General Partners concluded that the maximum and minimum deemed values of the OP Units support the fairness of the Mergers to the Limited Partners.

  . The General Partners considered the method of allocating the OP Units received by each Partnership in the Mergers between its General Partner and its Limited Partners. Because the OP Units are allocated in accordance with the distribution provisions in each Partnership's partnership agreement, the General Partners concluded that this method supports the fairness of the Mergers to the Limited Partners.

  . The General Partners considered the method of allocating the OP Units to be owned by Host REIT and its subsidiaries (including the General Partners) following the REIT Conversion (without taking into account any OP Units that may be acquired in connection with the Common Share Election). The number of OP Units to be owned by Host REIT and its subsidiaries will be equal to the number of shares of Host common stock outstanding at the time. Because the formation of the Operating Partnership is functionally equivalent to the formation of a wholly owned subsidiary and reflects the one-for-one economic equivalence between shares of Host common stock and OP Units, the General Partners concluded that this method supports the fairness of the Mergers to the Limited Partners.

  . The Fairness Opinion, in the view of the General Partners, supports the fairness of the Mergers, even though it includes qualifications, limitations and assumptions relating to its scope and other factors that Limited Partners should consider carefully and does not conclude that the Exchange Value is the best price that could be obtained. The availability of the Fairness Opinion is particularly significant in light of the absence of arm's length negotiations in establishing the terms of the Mergers.

  . The General Partners believe that the economic terms of the leases of the Hotels are fair and reasonable from the standpoint of the Operating Partnership.

  . Host REIT will benefit from the operations of the Operating Partnership only to the extent of the distributions received based upon its percentage interest in the Operating Partnership to the same extent as the other limited partners. The General Partners believe that this is a factor supporting the fairness of the Mergers to the Limited Partners.

  . The General Partners believe that the value of the consideration to be received by the Limited Partners of each Partnership in the Mergers is fair in relation to the value which would be derived by such Limited Partners under any of the alternatives described under "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers," especially since the Exchange Value of each Partnership is equal to the greatest of the Adjusted Appraised Value, the Continuation Value and the Liquidation Value and the historic prices paid for Partnership Units (except for Desert Springs). The General Partners do not believe that the sale of any Hotel(s) and liquidation of the associated Partnership would obtain for Limited Partners of such Partnership as much value as the value to be received by such Limited Partners following the Mergers. In addition, while the Continuation Values of three of the Partnerships (Atlanta Marquis, MHP and PHLP) are higher than the Adjusted Appraised Values of such Partnerships, the General Partners believe that the Mergers provide substantial benefits to such Limited Partners, including those benefits described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," especially with respect to liquidity and regular quarterly cash distributions. The General Partners believe that the following benefits are of the greatest value and importance to the Limited Partners of all of the Partnerships:

     . Liquidity. The Mergers and the REIT Conversion will offer Limited Partners liquidity with respect to their investments in the Partnerships because Limited Partners can elect to receive freely tradeable Host REIT Common Shares in connection with the Mergers. In addition, Limited Partners who elect to retain OP Units, at any time commencing one year following the Effective Date, will be able to exercise their Unit Redemption Right, subject to certain limited exceptions.

       Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based upon a price per Host REIT Common Share of $12.50). The election to exchange OP Units for Common Shares in connection with the Mergers or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

    . Regular Quarterly Cash Distributions. The General Partners expect that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. Host expects that these distributions will be higher than the estimated cash distributions from operations during 1998 of all Partnerships except MHP and MHP2, and, in any event, the ability to receive distributions quarterly and in regular amounts would be enhanced. The ability to receive regular quarterly cash distributions on a pro rata basis also will mitigate the absence of any preferential distribution rights of the Limited Partners under the partnership agreements of Chicago Suites, Hanover and MHP2 and will further benefit the Limited Partners of Atlanta Marquis due to the absence of the General Partner's preferential distribution rights.

    . Risk Diversification. Upon consummation of the REIT Conversion, each Limited Partner's investment will be converted from an investment in an individual Partnership owning from one to eight hotels into an investment in an enterprise that is expected initially to own or control approximately 125 Hotels and will have a total market capitalization of approximately $3.4 billion, thereby reducing the dependence upon the performance of, and the exposure to the risks associated with, any particular Hotel or group of Hotels currently owned by an individual Partnership and spreading such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

    . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership will have a leverage to value ratio (approximately 62%) that is lower than the leverage to value ratios for five of the Partnerships (Atlanta Marquis, Chicago Suites, Desert Springs, Hanover and PHLP) and that is not significantly different than the leverage ratios for MDAH, MHP and MHP2.

    . Substantial Tax Deferral. The General Partners expect that Limited Partners of the Participating Partnerships who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Mergers generally should be able to obtain the benefits of the Mergers while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of the Partnership or a sale or other disposition of its assets in a taxable transaction (although Limited Partners in Atlanta Marquis, Desert Springs, MHP and PHLP may recognize a relatively modest amount of ordinary income as the result of required sales of personal property by each such Partnership to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualification as a REIT). The General Partners considered the possibility that the REIT Conversion might not occur in time for Host REIT to elect REIT status effective January 1, 1999, in which event Host REIT's election to be taxed as a REIT could be delayed until January 1, 2000 (and the Blackstone Acquisition might not be consummated). The General Partners believe that the overall benefits of the Mergers and the REIT Conversion for the Limited Partners justify proceeding with the Mergers as promptly as practicable, even if Host REIT's election to be taxed as a REIT might not be effective until January 1, 2000. The General Partners took into account the complexity of the REIT Conversion, the number of transactions that must occur to complete the REIT Conversion and the benefits to the Limited Partners of positioning Host REIT to qualify as a REIT as soon as practicable. The General Partners also recognized that a delay in the election of REIT status until January 1, 2000 would not reduce the anticipated Operating Partnership cash distributions per OP Unit (but the Host REIT cash distributions per Common Share would be reduced by the amount of corporate income taxes that Host REIT would have to pay for 1999).

  The General Partners believe that the factors described above, which support the fairness of the Mergers to the Limited Partners of the Partnerships, when weighed against the factors that may be disadvantageous, taken as a whole, indicate that the Mergers are fair to the Limited Partners of all of the Partnerships.

FAIRNESS OPINION

  AAA, an independent financial advisory firm with substantial real estate and partnership transaction experience, was engaged by the General Partners to perform the Appraisals and to render the Fairness Opinion that (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the Limited Partners of each Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Limited Partners of each Partnership are fair and reasonable to the Limited Partners of each Partnership. The Fairness Opinion is addressed to each Partnership and it may be relied upon by each of the Limited Partners of the Partnerships. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis by AAA, is set forth in Appendix B to this Consent Solicitation and should be read in its entirety. The material assumptions and qualifications to the Fairness Opinion are summarized below, although this summary does not purport to be a complete description of the various inquiries and analyses undertaken by AAA in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. For a more complete description of the assumptions and qualifications that limit the scope of the Fairness Opinion, see "-- Qualifications to Fairness Opinion" and "--Assumptions" below.

  The Fairness Opinion is not limited to any particular combination of Partnerships participating in the Mergers because there is no combination of Partnerships required in order to complete the Mergers. No Merger is conditioned upon the consummation of any other Merger. The Fairness Opinion addresses the fairness of the Exchange Value for each Partnership to the Limited Partners of each Partnership, which Exchange Value has been established for each Partnership without regard to any possible combination of Partnerships. In light of the foregoing, the Fairness Opinion will not be revised to reflect the actual Partnerships which participate in the Mergers.

  Although the General Partners advised AAA that certain assumptions were appropriate in their view, the General Partners imposed no conditions or limitations on the scope of the investigation by AAA or the methods and procedures to be followed by AAA in rendering the Fairness Opinion. The fees and expenses of AAA will be treated as a Merger Expense and will be paid by the Operating Partnership. In addition, the General Partners have agreed to indemnify AAA against certain liabilities. See "--Compensation and Material Relationships."

  QUALIFICATIONS TO FAIRNESS OPINION. In the Fairness Opinion, AAA specifically states that it did not: (i) specifically consider other methodologies for allocation of the OP Units, (ii) address or conclude that other methodologies for allocation of the OP Units to the Partnerships might not have been more favorable to the Limited Partners in certain of the Partnerships, (iii) negotiate with the General Partners or Host, (iv) participate in establishing the terms of the Mergers, (v) provide an opinion as to the terms and conditions of the Mergers other than those explicitly stated in the Fairness Opinion, (vi) make any independent review of the capital expenditure estimates set forth in the Engineering Study or (vii) make any estimates of the Partnerships' contingent liabilities.

  In connection with preparing the Fairness Opinion, AAA was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. AAA will not deliver any additional written opinion of the analysis, other than to update the written opinion if requested by the Operating Partnership.

  EXPERIENCE OF AAA. AAA is the world's largest independent valuation consulting firm and is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyout plans, private placements, limited partnerships, estate and corporate matters, other financial advisory matters and other valuation purposes.

  AAA was selected because of its experience in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, including transactions involving hotel partnerships, and the price for its services. The General Partners did not solicit proposals from any other appraisal or investment banking firms for the Appraisals or the Fairness Opinion. Host and its affiliates have previously engaged AAA to provide appraisals and fairness opinions in connection with other transactions.

  SUMMARY OF MATERIALS CONSIDERED AND INVESTIGATION UNDERTAKEN. As a basis for rendering the Fairness Opinion, AAA has made such reviews, studies and analyses as it deemed necessary and pertinent in order to provide it with a reasonable basis for the Fairness Opinion, including, but not limited to, the following: (i) reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the Form S-4 for the Mergers; (ii) provided the Market Value of each Hotel owned by each Partnership in a separate short form appraisal report and each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; as part of the Appraisals, AAA reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as it deemed necessary as a basis for the Fairness Opinion and the Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel; (iii) reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the Appraised Values in determining such Exchange Values; AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA; (iv) reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the partners of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners; (v) reviewed the General Partners' determination of the Liquidation Value of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA; (vi) provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period; AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the Partnerships' expected operations and results; (vii) reviewed the terms of the ground leases of the Hotels and the partnership agreement of each Partnership; (viii) reviewed audited and unaudited historical income statements, balance sheets and statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT; (ix) reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets; (x) conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities and equity; (xi) reviewed internal Marriott International, Host and Partnership financial analyses and other internally generated data for each Hotel; and (xii) discussed all of the foregoing information, where appropriate, with management of Marriott International, Host and the Partnerships and their respective employees.

  ASSUMPTIONS. In rendering its opinion, AAA relied, without independent verification, on the accuracy and completeness in all material respects of certain relevant publicly available information and information provided to AAA by the Host and the Hotels. AAA assumed that all information furnished by Host, the Hotels and the Partnerships and their representatives, upon which AAA relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view. AAA also noted that the Fairness Opinion was based upon financial, economic, market and other considerations as they existed as of March 1, 1998. AAA did not conduct any subsequent due diligence or valuation procedures, except that AAA reviewed year-to-date net house-profit results through September 11, 1998 as reflected on Marriott International's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, AAA concluded that nothing came to AAA's attention that would cause it to be unable to render the Fairness Opinion as of such date.

  CONCLUSIONS. AAA concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of October 8, 1998, the date of the Fairness Opinion: (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the Limited Partners of each Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the limited partners of each Partnership are fair and reasonable to the Limited Partners of each Partnership. In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  SUMMARY OF METHODOLOGY. AAA evaluated each Partnership's Hotel(s) based upon the income capitalization approach and broadly applied the sales comparison approach. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. Since the Hotels are viable, existing, ongoing enterprises with an established market presence, work force and management team, the cost approach was not considered by AAA in the Appraisals. The income capitalization approach estimates a Hotel's capacity to produce income through an analysis of the market, operating expenses and net income. Net income may then be processed into a value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. The sales comparison approach looks at similar properties which have recently sold or are currently offered for sale in the market and are analyzed and compared with the Hotel being valued. For further description of the methodology employed by AAA in the Appraisals, see "Determination of Exchange Values and Allocation of OP Units."

  COMPENSATION AND MATERIAL RELATIONSHIPS. AAA has been paid a fee of $335,000 for its services as described herein, including the Appraisals and preparing to deliver the Fairness Opinion. In addition, AAA will be reimbursed for all reasonable out-of-pocket expenses, including legal fees, and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee was negotiated between Host, the General Partners and AAA. Payment of the fee to AAA is not dependent upon completion of the Mergers. AAA has been previously engaged by Host and its affiliates to provide appraisals, fairness opinions and solvency opinions in connection with other transactions.

                      THE MERGERS AND THE REIT CONVERSION

GENERAL

  Limited Partners of each Partnership are being asked to approve the acquisition of their Partnership by the Operating Partnership through the merger of their Partnership with a Merger Partnership as part of the REIT Conversion. In each Merger, the Participating Partnership will survive, and each Limited Partner thereof will receive OP Units with a deemed value equal to the Exchange Value of his Partnership Interests (or, if the Limited Partner elects to tender such OP Units to Host REIT, an equal number of Common Shares or, if the Limited Partner elects to tender such OP Units to the Operating Partnership, a Note in a principal amount equal to the Note Election Amount of his Partnership Interests). If the REIT Conversion, including the Mergers and the Blackstone Acquisition, is consummated as contemplated, the Operating Partnership is expected to acquire and initially own, or have controlling interests in, approximately 125 full-service Hotels located throughout the United States and Canada, containing approximately 58,500 rooms and operating primarily under the Marriott, Ritz-Carlton, Four Seasons, Swissotel and Hyatt brand names.

THE REIT CONVERSION

  The transactions summarized below collectively constitute the REIT Conversion. If the required corporate (Board and shareholder) and partnership approvals for the various transactions are obtained and other conditions to the different steps in the REIT Conversion are satisfied or waived, these transactions are expected to occur at various times prior to the end of 1998 (or as soon thereafter as practicable). The Mergers of the Participating Partnerships are expected to occur at the final stage of the REIT Conversion. The Operating Partnership and the General Partners are seeking the approval of the Mergers and the related partnership agreement amendments at this time, in advance of satisfaction of all other contingencies, in order to determine how the Partnerships will fit into the UPREIT structure following the REIT Conversion, which Host desires to implement during 1998 in order to permit Host REIT to qualify as a REIT for its 1999 taxable year. Consummation of the Mergers is not conditioned on the REIT Conversion being completed in time for Host REIT to elect REIT status effective January 1, 1999. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the effectiveness of Host REIT's election could be delayed until January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's cash distributions per Common Share but not the Operating Partnership's cash distributions per OP Unit) and could cause the Blackstone Acquisition not to be consummated. In view of the complexity of the REIT Conversion and the number of transactions that must occur to complete the REIT Conversion, Host and the General Partners believe that it is beneficial both to the Limited Partners and the shareholders of Host to complete the REIT Conversion as soon as practicable, even if the REIT Conversion cannot be completed prior to January 1, 1999. If Host REIT's election to be taxed as a REIT is not effective on January 1, 1999, Host REIT intends to operate following the REIT Conversion in a manner that would permit it to qualify as a REIT at the earliest time practicable, and it might pursue a merger with another entity or other transaction that would permit it to commence a new taxable year and elect REIT status prior to January 1, 2000. Host REIT in any event would elect to be treated as a REIT for federal income tax purposes not later than its taxable year commencing January 1, 2000. It is a condition to the Mergers that they be completed by June 30, 1999, unless the General Partners and the Operating Partnership mutually agree to extend that deadline to a date no later than December 31, 1999.

  . Contribution of Host's Lodging Assets to the Operating Partnership. As a preliminary step, at various times during 1998, Host will contribute its wholly owned full-service hotel assets, its interests in the Hotel Partnerships (other than its interests in the General Partners, who will remain in existence as subsidiaries of Host REIT and will receive OP Units in the Mergers) and its other assets (excluding its senior living assets and cash or other consideration to be distributed in connection with the Initial E&P Distribution and certain other de minimis assets that cannot be contributed to the Operating Partnership) to the Operating Partnership in exchange for (i) a number of OP Units equal to the number of outstanding shares of common stock of Host at the time of the REIT Conversion (reduced by the number of OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers),
     (ii) preferred partnership interests in the Operating Partnership corresponding to any shares of Host preferred stock outstanding at the time of the REIT Conversion and (iii) the assumption by the Operating Partnership of all liabilities of Host (including past and future contingent liabilities and liabilities for the Plans in accordance with the 1998 Employee Benefits Allocation Agreement), other than liabilities of Crestline. Following these contributions, the Operating Partnership and its subsidiaries will directly or indirectly own all of Host's wholly owned hotels, substantially all of Host's interests in the Hotel Partnerships and all of Host's other assets (excluding its senior living assets and the cash or other consideration to be distributed in connection with the Initial E&P Distribution and certain other de minimis assets that cannot be contributed to the Operating Partnership).

  . Debt Refinancing. In August 1998, Host refinanced $1.55 billion of outstanding public bonds through offers to purchase such debt securities for cash and a concurrent solicitation of consents to amend the terms of the debt securities to facilitate the transactions constituting the REIT Conversion. Host obtained the funds for this Bond Refinancing primarily from the issuance of new debt securities and the New Credit Facility. See "Business and Properties--Indebtedness."

  . Treatment of Convertible Preferred Securities. In the REIT Conversion, the Operating Partnership will assume primary liability for repayment of the $567 million of convertible subordinated debentures of Host underlying the $550 million of Convertible Preferred Securities. As the successor to Host, Host REIT also will be liable on the debentures and the debentures will become convertible into Common Shares, but the Operating Partnership will have primary responsibility for payment of the debentures, including all costs of conversion. Upon conversion by a Convertible Preferred Securities holder, the Operating Partnership will acquire Common Shares from Host REIT in exchange for an equal number of OP Units and distribute the Common Shares to the Convertible Preferred Securities holder. As a result of the distribution of Crestline common stock and any cash and other consideration to Host or Host REIT shareholders in connection with the Initial E&P Distribution, the conversion ratio of the Convertible Preferred Securities will be adjusted to take into account certain effects of the REIT Conversion. See "Business and Properties--Indebtedness."

  . The Mergers. On the Effective Date, each Participating Partnership will merge with a Merger Partnership. The Participating Partnerships will be the surviving entities of the Mergers and will continue in existence as indirect subsidiaries of the Operating Partnership. In the Mergers, each Limited Partner will receive a number of OP Units with a deemed value equal to the Exchange Value of his respective Partnership Interests. If a Limited Partner elects to receive Common Shares or a Note in exchange for OP Units in connection with the Mergers, such Limited Partner will, upon receipt of his OP Units, tender (or be deemed to tender) all of such OP Units to Host REIT for an equal number of Common Shares or to the Operating Partnership in exchange for a Note with a principal amount equal to the Note Election Amount of his Partnership Interests. The General Partners and other subsidiaries of Host will also receive OP Units in exchange for their interests in the Partnerships and the General Partners will continue as wholly owned direct or indirect subsidiaries of Host REIT. Any Partnership that does not participate in a Merger will continue as a separate partnership with its own assets and liabilities and with its current Limited Partners. There will be no change in its investment objectives, policies or restrictions or the fees or distributions payable to the applicable General Partner or Manager. Each Partnership that does not participate in a Merger will remain subject to the terms of its current partnership agreement. The Operating Partnership would contribute some or all of the interests in certain of these Partnerships (such as Atlanta Marquis, Desert Springs, Hanover, MHP and MHP2) that it receives from Host and its subsidiaries to a Non-Controlled Subsidiary.

  . Restructuring of the Private Partnerships. The Operating Partnership will acquire the partnership interests from unaffiliated partners of four Private Partnerships in exchange for OP Units and, accordingly, will own all of the interests in those Private Partnerships. For the remaining Private Partnerships, (i) the Operating Partnership will be a partner in the partnership if the unaffiliated partners consent to a lease of the partnership's Hotel(s) to a Lessee or (ii) if the requisite consents to enter into a lease are not obtained, the Operating Partnership may transfer its interest in such partnership to a Non-Controlled Subsidiary. The determination of the action to be taken with respect to the Operating Partnership's interest in these Private Partnerships will be based primarily upon the character of the income therefrom under the REIT tax rules.

       The partners in the following Private Partnerships will receive the estimated number of OP Units set forth below in connection with the REIT Conversion (assuming a price of $15.50 per OP Unit):

                                                   NEGOTIATED VALUE OF NUMBER OF
     PARTNERSHIP                                        OP UNITS       OP UNITS
     -----------                                   ------------------- ---------
     HMC BN Limited Partnership...................     $20,600,000     1,329,032
     Ivy Street Hotel Limited Partnership.........       4,050,000       261,290
     Times Square Marquis Hotel, L.P. ............       7,499,000       483,806
     HMC/RGI Hartford Limited Partnership.........      10,500,000       677,419

  . The Blackstone Acquisition. Subject to various terms and conditions, the Operating Partnership expects to acquire from the Blackstone Entities ownership of, or controlling interests in, twelve hotels and two mortgage loans, one secured by one of the acquired hotels and one secured by an additional hotel. In addition, Host REIT will acquire a 25% interest in the Swissotel management company from the Blackstone Entities, which Host REIT will transfer to Crestline. If the Blackstone Acquisition is consummated, the Operating Partnership expects to issue approximately 43.7 million OP Units (based upon a negotiated value of $20.00 per OP Unit), assume debt and make cash payments totaling approximately $862 million and distribute up to 18% of the shares of Crestline common stock and other consideration to the Blackstone Entities. Fifty percent of the OP Units issued in the Blackstone Acquisition will become redeemable on July 1, 1999, an additional 25% will become redeemable on October 1, 1999 and the balance will become redeemable on January 1, 2000. Holders of OP Units issuable in the Blackstone Acquisition will have registration rights under a shelf registration statement with respect to Host REIT Common Shares received in connection with the exercise of their redemption rights.

       In connection with the Blackstone Acquisition, Host agreed to cause a person designated by Blackstone Real Estate Acquisitions L.L.C. ("Blackstone") to be appointed to serve as a director of Host (or a director of Host REIT following the REIT Conversion) and to continue to include a person designated by Blackstone in the slate of directors nominated by the board of directors for so long as Blackstone and its affiliates own at least 5% of the outstanding OP Units. Mr. Schreiber has been appointed to be the initial Blackstone designee. If the Blackstone Acquisition does not close, the Blackstone designee will resign. Host also agreed that, if more than two directors of Crestline also are directors of Host REIT, Blackstone will be entitled to designate a director of Crestline. The Operating Partnership does not expect that there will be any common directors of Crestline and Host REIT.

       Host also agreed to certain limitations on sales of the properties acquired in the Blackstone Acquisition lasting for five years after the REIT Conversion for 50% of the properties and for an additional five years for the remaining properties.

       Each Blackstone Entity has agreed that, until the earlier of the fifth anniversary of the closing of the Blackstone Acquisition and the date on which the Blackstone Entities do not own, in the aggregate, more than 5% of the outstanding OP Units and Common Shares, such Blackstone Entity will not, and will use its best efforts to cause its affiliates to not, directly or indirectly (i) subject to certain exceptions, acquire or agree to acquire beneficial ownership of any securities or partnership interests of Host REIT, the Operating Partnership or Crestline, if after giving effect thereto, such Blackstone Entity and its affiliates (together with the other members of any group (as defined in Section 13d-1 of the Exchange Act) of which any of them is a part) would (A) directly or indirectly own more than 9.8% of any class of voting securities of such entity or more than 19.9% of the aggregate value of all outstanding voting securities of Host REIT and OP Units or (B) violate the ownership limitations or transfer restrictions set forth in the Charter, the Partnership Agreement of the Operating Partnership or the Articles of Incorporation of Crestline, (ii) sell, transfer, pledge or otherwise dispose of any OP Units or any voting securities of Host REIT or Crestline in violation of such ownership limitations or transfer restrictions, (iii) participate in any proxy contest in opposition to the position taken by the directors or general partner, as applicable, of Host REIT, the Operating Partnership or Crestline, (iv) seek to cause a disposition (by way of merger, business combination, sale or otherwise) of a material portion of the assets or securities or partnership interests, or a change in the composition of the directors or management, of Host REIT, the Operating Partnership or Crestline or (v) initiate or propose to the holders of securities or partnership interests, as applicable, of Host REIT, the Operating Partnership or Crestline, or otherwise solicit their approval of, any proposal to be voted by such holders.

  . Contribution of Assets to Non-Controlled Subsidiaries. The Operating Partnership will organize the Non-Controlled Subsidiaries to hold various assets (not exceeding, in the aggregate, 20% by value of the assets of the Operating Partnership) contributed by Host and its subsidiaries to the Operating Partnership. The direct ownership of most of these assets by the Operating Partnership could jeopardize Host REIT's status as a REIT. These assets primarily will consist of partnership or other interests in hotels which are not leased, certain furniture, fixtures and equipment used in the Hotels and certain international hotels in which Host owns interests. In exchange for the contribution of these assets to the Non-Controlled Subsidiaries, the Operating Partnership will receive nonvoting common stock representing 95% of the total economic interests of the Non-Controlled Subsidiaries. In addition, the Operating Partnership and, prior to the Mergers, Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP (assuming they participate in the Mergers) will sell to a Non-Controlled Subsidiary an estimated $200 million in value of personal property associated with certain Hotels for notes or cash that has been contributed or loaned to the Non-Controlled Subsidiary by the Operating Partnership, or a combination thereof. The Operating Partnership could not lease this personal property to the Lessees without potentially jeopardizing Host REIT's qualification as a REIT. The Non-Controlled Subsidiary will lease such personal property to the applicable Lessees. The Host Employee Trust, a Delaware statutory business trust, and possibly certain other investors will acquire all of the voting common stock representing the remaining 5% of the total economic interests, and 100% of the control, of each Non-Controlled Subsidiary. The income beneficiaries of the Host Employee Trust will be employees of Host REIT eligible to participate in the Comprehensive Stock Incentive Plan (excluding directors of Host REIT and certain other highly compensated employees). Upon termination of the Host Employee Trust, the residual assets, if any, are to be distributed to a charitable organization designated in its declaration of trust.

  . Leases of Hotels. The Operating Partnership, its subsidiaries and its controlled partnerships, including the Participating Partnerships, will lease virtually all of their Hotels to the Lessees pursuant to the Leases. See "Business and Properties--The Leases." The leased Hotels will be operated by the Lessees under their existing brand names pursuant to their existing long-term Management Agreements, which will be assigned to the Lessees for the terms of the applicable Leases, but under which the Operating Partnership will remain obligated. See "Business and Properties--The Management Agreements."

  . Host REIT Merger and Initial E&P Distribution. Host will merge into Host REIT upon obtaining shareholder approval of the merger. Pursuant to the merger agreement, Host shareholders will receive, for each share of Host common stock, one Host REIT Common Share.

       In connection with the REIT Conversion, Host or Host REIT will make the Initial E&P Distribution. The aggregate value of the Crestline common stock and the cash or other consideration to be distributed to Host or Host REIT shareholders and the Blackstone Entities as the Initial E&P Distribution is currently estimated to be approximately $525 million to $625 million (approximately $2.10 to $2.50 per share to the Host or Host REIT shareholders). The actual amount of the distribution will be based in part upon the estimated amount of accumulated earnings and profits of Host as of the last day of its taxable year in which the Host merger into Host REIT is consummated. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host REIT) in an amount sufficient to permit Host REIT to make such additional distributions. Limited
    Partners who elect to receive Common Shares in connection with the Mergers will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately
    25 trading days after the Effective Date of the Mergers). In addition, under the terms of the Blackstone Acquisition, the Blackstone Entities are entitled to receive a pro rata portion of the same consideration received by Host REIT's shareholders in connection with the Initial E&P Distribution except to the extent the Blackstone Entities elected to receive additional OP Units in lieu thereof. The payment to the Blackstone Entities of Crestline common stock and other consideration is expected to be approximately $90 million to $110 million if the REIT Conversion and the Blackstone Acquisition are consummated.

      Following the distribution, Crestline's principal assets will include the senior living assets of Host, which are expected to consist of 31 senior living communities, a 25% interest in the Swissotel management company acquired from the Blackstone Entities and the Lessees. Certain REITs have spun-off public operating companies to conduct certain activities which REITs are prohibited from conducting and have described such structure as a "paper-clip" structure. There is no established definition of a "paper-clip" structure. While the Operating Partnership and Crestline clearly expect to have a mutually beneficial, long-term relationship, they do not believe that their relationship should be characterized as a "paper-clip" structure because they will operate as separate public companies with independent business plans, there will be no overlap between officers and directors of the two companies (other than one officer of Host who will be a director but not an officer of Crestline), there are no rights of first refusal or other similar arrangements (other than the noncompetition arrangements) with respect to future acquisitions between Host REIT and Crestline and they expect the shareholders of the two companies to diverge over time. Crestline also will be engaged in the businesses of owning senior living communities and asset management of hotels, neither of which will be conducted by Host REIT. Crestline further intends to pursue leasing opportunities for both full-service and limited-service hotels with majority owners other than Host REIT.

  Following the REIT Conversion, assuming the Full Participation Scenario, the organizational structure of Host REIT is expected to be as follows:

                          [FLOW CHART APPEARS HERE]
--------
(1) Represents Limited Partners and others who retain OP Units and do not elect to receive Common Shares or Notes; excludes Host and its subsidiaries. Percentage ownership in the Operating Partnership assumes all Limited Partners elect to retain OP Units.
(2) Also will include Limited Partners who elect to receive Common Shares in exchange for the OP Units received in the Mergers. Immediately following the merger of Host into Host REIT and the distribution by Host or Host REIT of Crestline common stock to its shareholders and the Blackstone Entities, the shareholders of Crestline will consist of the shareholders of Host REIT (other than Limited Partners who elect to receive Common Shares in connection with the Mergers) and the Blackstone Entities. The common ownership of the two public companies, however, will diverge over time.
(3) Percentage ownership in the Operating Partnership assumes no Limited Partners elect to receive either Common Shares or Notes in connection with the Mergers and that the price per Common Share is $15.50, which is the maximum price per OP Unit for purposes of the Mergers.
(4) The Operating Partnership will own all or substantially all of the equity interests in the Participating Partnerships, certain Private Partnerships and other Host subsidiaries that own Hotels, both directly and through other direct or indirect, wholly owned subsidiaries of the Operating Partnership or Host REIT. Host will contribute its partial equity interests in the Non-Participating Partnerships and those Private Partnerships whose partners have not elected to exchange their interests for OP Units to the Operating Partnership, and the Operating Partnership will either hold such partial interests or contribute them to the Non-Controlled Subsidiaries.

  Ownership Interests in the Operating Partnership Following the Mergers and the REIT Conversion. Following the Mergers and the REIT Conversion, the Operating Partnership is expected to be owned as set forth below:

                    OWNERSHIP OF THE OPERATING PARTNERSHIP

    ENTITY                                                PERCENTAGE INTEREST(1)
    ------                                                ----------------------
   Host REIT.............................................          75.8%
   Limited Partners of the Partnerships..................           6.9
   Private Partnerships..................................           1.1
   Blackstone Entities...................................          16.2
                                                                  -----
     Total...............................................         100.0%
                                                                  =====

--------
(1) Assumes that all Partnerships participate in the Mergers, that the Blackstone Acquisition is consummated, that all Limited Partners elect to retain OP Units, and that the price of an OP Unit is $15.50, which is the maximum price for purposes of the Mergers. The percentage interest of Host REIT will increase, and the percentage interest of Limited Partners will decrease, if Limited Partners elect to receive Common Shares or Notes in exchange for their OP Units in connection with the Mergers.

THE MERGERS

  Issuance of OP Units. If Limited Partners holding the requisite percentage of outstanding Partnership Interests in a Partnership vote to approve a Merger and certain related amendments to the partnership agreements, then such Participating Partnership will merge with a Merger Partnership, with the Participating Partnership being the surviving entity. Each Limited Partner of the Participating Partnership will receive OP Units with a deemed value equal to the Exchange Value of such Limited Partner's Partnership Interests. Limited Partners who retain OP Units will be issued such OP Units promptly following the twentieth trading day following the Effective Date. The General Partners and other Host subsidiaries that own limited partner interests in the Partnerships also will receive OP Units in exchange for their general and limited partner interests in the Partnerships, respectively. The price attributed to an OP Unit, the Exchange Value of each Partnership and the allocation of OP Units will be established in the manner described in detail under "Determination of Exchange Values and Allocation of OP Units."

  Unit Redemption Right. Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time, upon ten business days' notice to the Operating Partnership, and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares. Limited Partners must redeem at least 1,000 OP Units (or all remaining OP Units owned by the holder of OP Units if less than 1,000 OP Units) each time the Unit Redemption Right is exercised. See "Description of OP Units--Unit Redemption Right."

  Right to Exchange OP Units for Common Shares. At any time during the Election Period, Limited Partners can elect (or revoke any such election previously made) to tender all of the OP Units they will receive in a Merger (if their Partnership approves the Merger) to Host REIT in exchange for an equal number of Common Shares. The Common Shares, which will be issued promptly following the twentieth trading day after the Effective Date of the Mergers, will be freely tradeable and listed on the NYSE. A Limited Partner who makes the Common Share Election will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Mergers is December 30, 1998). See "Description of Capital Stock--Common Shares" and "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  Right to Exchange OP Units for Notes. At any time during the Election Period, Limited Partners can elect (or revoke any such election previously made) to tender all of the OP Units they will receive in a Merger (if their Partnership approves the Merger) to the Operating Partnership in exchange for a Note. The principal amount of the Note received by a Limited Partner will be equal to the Note Election Amount of his Partnership Interest, which will be less than the value of the OP Units that such Limited Partner otherwise would have received (because the Note Election Amount will be less than the Exchange Value for each Partnership). The Notes will be issued promptly following the twentieth trading day after the Effective Date of the Mergers. Holders of Notes will receive interest payments on a semi-annual basis on June 15 and December 15 of each year at the rate of 6.56% per annum from and after the Effective Date of the Mergers. A Limited Partner who makes the Note Election will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Mergers (which currently is expected to occur on December 30, 1998). See "Description of the Notes" and "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  No fractional OP Units will be issued by the Operating Partnership in the Mergers. In lieu thereof, fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number of OP Units and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.

  For a description of the OP Units, including restrictions on transfer and the Unit Redemption Right, see "Description of OP Units."

  1998 Partnership Distributions. Limited Partners at the Effective Date of the Mergers who retain OP Units will receive cash distributions from their respective Partnerships for all of 1998 and, if the Mergers do not occur in 1998, any portion of 1999 prior to the Mergers for which they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by each Partnership in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Mergers do not occur prior to January 1, 1999, within 90 days after the Effective Date of the Mergers in respect of any 1999 operations. The General Partners of Chicago Suites, Hanover, MDAH and PHLP do not expect that these Partnerships will make any distributions in respect of 1998 operations. Limited Partners at the Effective Date of the Mergers who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from the Partnerships as Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Mergers and prior to the issuance of Common Shares to those Limited Partners who elect to exchange their OP Units for Common Shares. Limited Partners at the Effective Date of the Mergers who receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distributions from the Partnerships as Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  Ownership Interest of Host in the Partnerships. The table below sets forth the current ownership interests of Host in the Partnerships. Following the REIT Conversion, assuming all of the Partnerships participate in the Mergers, the Partnerships will be owned by the Operating Partnership.

PARTNERSHIP                  LIMITED PARTNER INTERESTS GENERAL PARTNER INTERESTS
-----------                  ------------------------- -------------------------
Atlanta Marquis.............      Class A   0.28%                1.00%
                                  Class B 100.00
Chicago Suites..............                0.00                 1.00
Desert Springs..............                0.00                 1.00
Hanover.....................               47.62                 5.00
MDAH........................                0.60                 1.00
MHP.........................               48.33                 1.00
MHP2........................               52.75                 1.00
PHLP........................                0.06                 1.00

  Amendments to the Partnership Agreements. In order to consummate each Merger as currently proposed, there are a number of amendments required to be made to the partnership agreements of the Partnerships. Limited Partners must vote separately on the Merger and the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon the Partnership's participation in a Merger. The required amendments generally include (i) permitting the Partnership to enter into the Leases with the Lessees; (ii) reducing to one the number of appraisals of the fair market value of a Partnership's Hotel(s) that the Partnership must obtain before the General Partner can cause a Partnership to sell its assets to the General Partner or an affiliate; and
(iii) other amendments required to allow the transactions constituting the Mergers or otherwise necessary or desirable to consummate the Mergers or the REIT Conversion.

  No Partner Liability. Each Partnership will make certain representations and warranties to the Operating Partnership regarding itself and its Hotels in connection with its Merger. The merger agreements in which such representations and warranties are contained will provide that the Operating Partnership will have no recourse against any of the partners in the Participating Partnerships in the event the Operating Partnership suffers a loss as a result of any inaccuracies in such representations and warranties.

  Closing Adjustments. The General Partners currently expect that the Adjusted Appraised Value of each Partnership will be greater than either the Continuation Value or Liquidation Value of each Partnership (except for Atlanta Marquis, MHP and PHLP, where the Continuation Value is expected to be the greatest of the three values), which means that the Exchange Values of such Partnerships (other than Atlanta Marquis, MHP and PHLP) will be equal to their Adjusted Appraised Values. The Adjusted Appraised Values of the Partnerships may increase or decrease as a result of adjustments made prior to the Effective Date to reflect (i) the amount of lender and capital expenditure reserves and the amount of deferred management fees, (ii) any amounts actually expended by a Partnership after the Initial Valuation Date to perform deferred maintenance previously used in determining the estimated Exchange Value of such Partnership and (iii) any changes in the Partnership's other reserves, such as for litigation expenses and indemnification costs and for any revised estimates of transfer and recordation taxes and fees. See "Determination of Exchange Values and Allocation of OP Units."

  Effective Time of the Mergers. The Effective Time will be after the merger of Host into Host REIT becomes effective and the shares of Crestline common stock and cash or other consideration are distributed to Host or Host REIT's shareholders in connection with the Initial E&P Distribution, which is expected to occur during the final stage of the REIT Conversion. The Effective Time currently is expected to occur on or about December 30, 1998, subject to satisfaction or waiver of the conditions to the Mergers. There is no assurance that the Effective Time will occur before January 1, 1999, and if the Effective Time occurs on or after January 1, 1999, the effectiveness of Host REIT's election of REIT status could be delayed until January 1, 2000, which would result in Host REIT continuing to pay significant corporate-level income taxes in 1999 and could cause the Blackstone Acquisition not to be consummated.

CONDITIONS TO CONSUMMATION OF THE MERGERS

  Participation by each Partnership in a Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

  . Limited Partner Approvals. Limited Partners holding the requisite percentage of Partnership Interests in such Partnership shall have approved the Merger and the amendments to the partnership agreement (as described above).

  . Host Shareholder Approval. Shareholders owning 66 2/3% of the outstanding shares of Host's common stock shall have approved the merger of Host into Host REIT and such merger shall have been consummated.

  . REIT Qualification. Host's Board of Directors shall have determined, based upon the advice of counsel, that Host REIT can elect to be treated as a REIT for federal income tax purposes effective no later than the first full taxable year commencing after the REIT Conversion is completed (which might not be until the year commencing January 1, 2000 if the REIT Conversion is not completed until after December 31, 1998), and Host REIT shall have received an opinion of counsel substantially to such effect.

  .  NYSE Listing. The Common Shares shall have been listed on the NYSE.

  . Third-Party Consents. All required governmental and other third-party consents to the Mergers and the REIT Conversion, including consents of lenders, Marriott International and certain of its subsidiaries and ground lessors and consents to transfer material operating licenses and permits and the Management Agreements, shall have been received, except for such consents as would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Host REIT, the Operating Partnership and their subsidiaries taken as a whole.

  . No Adverse Tax Legislation. The United States Congress shall not have enacted legislation, or proposed legislation with a reasonable possibility of being enacted, that would have the effect of
     (i) substantially impairing the ability of Host REIT to qualify as a REIT or the Operating Partnership to qualify as a partnership, (ii) substantially increasing the federal tax liabilities of Host REIT resulting from the REIT Conversion or (iii) substantially reducing the expected benefits to Host REIT resulting from the REIT Conversion. The determination that this condition has been satisfied will be made by Host, in its discretion.

  . Completion of Mergers by June 30, 1999. The Mergers must have been completed by June 30, 1999, unless the Operating Partnership and the General Partners have mutually agreed to extend the deadline to a date no later than December 31, 1999.

  The obligation of the Operating Partnership to consummate a Merger is subject to satisfaction or waiver of the same or similar conditions.

EXTENSION, AMENDMENT AND TERMINATION OF THE MERGERS

  The Operating Partnership, Host REIT and the General Partners reserve the right, subject to limitations under applicable law, to (i) amend the terms of any Merger or the REIT Conversion by giving written notice of such amendment to the Limited Partners, (ii) extend the Solicitation Period or delay consummation of any Merger, (iii) terminate the solicitation of consents pursuant to this Consent Solicitation as to any or all of the Partnerships and
(iv) terminate the REIT Conversion or any Merger whether or not all of the conditions thereto have been satisfied or waived. If the terms of any Merger or the REIT Conversion are amended in a manner determined by the Operating Partnership, Host REIT and the General Partners to constitute a material adverse change with respect to any Limited Partner, they will promptly disclose such amendment in a manner reasonably calculated to inform the applicable Limited Partners of such amendment and will extend the Solicitation Period for an appropriate time period if the Solicitation Period would otherwise expire during such extension period.

  If an event occurs or any matter is brought to the attention of the Operating Partnership or Host REIT that, in its judgment, materially adversely affects one or more of the Partnerships, any Merger or the REIT Conversion, the Operating Partnership and Host REIT reserve the right (but does not have the obligation) to terminate the solicitation of consents with respect to the Merger of any Partnership, decide not to consummate the REIT Conversion, modify the terms of the REIT Conversion or any Merger or take such other actions as may be in their best interests.

EFFECT OF REIT CONVERSION ON NON-PARTICIPATING PARTNERSHIPS

  Each Non-Participating Partnership will continue to operate as a separate legal entity with its own assets and liabilities and with its current Limited Partners. There will be no change in its investment objectives, policies or restrictions or the fees or distributions payable to the applicable General Partner or Manager. Each Non-Participating Partnership will remain subject to the terms of its current partnership agreement. Host may contribute some or all of its ownership interest in a Non-Participating Partnership to a Non-Controlled Subsidiary.

EXPENSES

  The Operating Partnership, Host REIT and the Partnerships will incur substantial costs and expenses in connection with structuring and consummating the Mergers, including legal fees, accounting fees and other costs and expenses associated with these transactions.

  The Merger Expenses, whether or not the Mergers are approved by the Partnerships, will be borne as follows: If some or all of the Mergers are consummated, the Merger Expenses of the Participating Partnerships would be borne by the Operating Partnership. Transfer and recordation taxes and fees will be taken into account in determining the Exchange Value for the applicable Partnership whose Exchange Value is based upon Adjusted Appraised Value. Those Partnerships which have an Exchange Value equal to their respective estimated Continuation Values, Atlanta Marquis, MHP and PHLP, will have their transfer and recordation taxes and fees paid by the Operating Partnership. If a Merger is rejected, then the General Partner of such Partnership would pay such Partnership's share of the Merger Expenses. The REIT Conversion Expenses, other than the Merger Expenses, will be borne by Host and the Operating Partnership.

  Assuming the Full Participation Scenario, the expenses of the Mergers are estimated to be as follows:

                                MERGER EXPENSES

Information and Tabulation Agents................................... $  200,000
Printing, postage and brochures.....................................  2,500,000
Travel, public relations, graphics, etc.............................    200,000
Transfer fees, taxes and title......................................  1,500,000
Legal fees and expenses.............................................  2,500,000
Appraisals and Fairness Opinion (including fees and expenses).......    465,000
Accounting fees and expenses........................................    600,000
Miscellaneous.......................................................    250,000
                                                                     ----------
  Total Merger expenses............................................. $8,215,000
                                                                     ==========

ACCOUNTING TREATMENT

  The contribution by Host of its assets (other than its senior living assets and cash or other consideration to be distributed to its shareholders and certain other assets) to the Operating Partnership in exchange for OP Units and the subsequent contributions by the Operating Partnership of certain of such assets to the Non-Controlled Subsidiaries will be accounted for at Host's historical (carryover) basis. The acquisition of the Hotel Partnerships in exchange for OP Units and the Blackstone Acquisition will be accounted for as purchases.

                            BUSINESS AND PROPERTIES

BUSINESS OF THE OPERATING PARTNERSHIP

  Host REIT and the Operating Partnership have been formed primarily to continue, in an UPREIT structure, the full-service hotel ownership business currently conducted by Host. The primary business objectives of Host REIT and the Operating Partnership will be to (i) achieve long-term sustainable growth in Funds From Operations and cash flow per OP Unit or Common Share, (ii) increase asset values by improving and expanding the initial Hotels, as appropriate, (iii) acquire additional existing and newly developed upscale and luxury full-service hotels in targeted markets (primarily focusing on downtown hotels in core business districts in major metropolitan markets and select airport and resort /convention locations), (iv) develop and construct upscale and luxury full-service hotels and (v) potentially pursue other real estate investments. Host REIT will operate as a self-managed and self-administered REIT and its operations will be conducted solely through the Operating Partnership and its subsidiaries. Following the REIT Conversion, the Hotels are expected to consist of approximately 125 hotels, representing approximately 58,500 rooms, located throughout the United States and Canada.

  The Hotels will be generally operated under the Marriott, Ritz-Carlton, Four Seasons, Swissotel and Hyatt brand names and managed by subsidiaries of Marriott International and other companies. These brand names are among the most respected and widely recognized brand names in the lodging industry. Subsequent to the REIT Conversion, the Hotels will be leased by the Operating Partnership to the Lessees and will be managed on behalf of the Lessees by subsidiaries of Marriott International and other companies (the "Managers").

  Host REIT will be the sole general partner of the Operating Partnership and will manage all aspects of the business of the Operating Partnership. This will include decisions with respect to (i) sales and purchases of hotels, (ii) the financing of the hotels, (iii) the leasing of the hotels and (iv) capital expenditures for the hotels (subject to the terms of the leases and the Management Agreements). Host REIT will be managed by its Board of Directors and will have no employees who are not also employees of the Operating Partnership.

  Under current federal income tax law, REITs are not permitted to derive revenues directly from the operations of hotels. Therefore, the Operating Partnership will lease the Hotels, through its subsidiaries, to the Lessees under the Leases. See "--The Leases" below. The Lessees will pay rent to the Operating Partnership generally equal to a specified Minimum Rent plus, to the extent it would exceed Minimum Rent, Percentage Rent. The Lessees will operate the Hotels pursuant to the Management Agreements with the Managers. Each of the Management Agreements provides for certain base and incentive management fees, plus reimbursement of certain costs, as further described below. See "-- The Management Agreements." Such fees and cost reimbursements will be the obligation of the Lessees and not the Operating Partnership (although the obligation to pay such fees could adversely affect the ability of the Lessees to pay the required rent to the Operating Partnership).

  The Leases, through the Percentage Rent provisions, are designed to allow the Operating Partnership to participate in any growth in room sales at the Hotels above specified levels, which management expects can be achieved through increases in room rates and occupancies. Although the economic trends affecting the hotel industry will be the major factor in generating growth in lease revenues, the abilities of the Lessees and the Managers will also have a material impact on future sales growth.

  In addition to external growth generated by new acquisitions, the Operating Partnership intends to carefully and periodically review its portfolio to identify opportunities to selectively enhance existing assets to improve operating performance through major capital improvements. The Operating Partnership's Leases will provide the Operating Partnership with the right to approve and finance major capital improvements.

GENERAL

  The Company's primary focus is on the acquisition of upscale and luxury full-service hotel lodging properties. Since the beginning of 1994 through the date hereof, the Company has acquired 79 full-service hotels representing more than 36,000 rooms for an aggregate purchase price of approximately $3.9 billion. Based upon data provided by Smith Travel Research, the Company believes that its full-service hotels outperform the industry's average occupancy rate by a significant margin and averaged 78.4% occupancy for 1997 compared to a 71.1% average occupancy for competing hotels in the upscale and luxury full-service segment of the lodging industry, the segment which is most representative of the Company's full-service hotels.

  The upscale and luxury full-service segments of the lodging industry are benefiting from a favorable supply and demand relationship in the United States, especially in the principal sub-markets in which the Company operates, considering hotels of similar size and quality. Management believes that demand increases have primarily resulted from a strong domestic economic environment and a corresponding increase in business travel. In spite of increased demand for rooms, the room supply growth rate in the full-service segment has not similarly increased. Management believes that this slower increase in the supply growth rate in the full-service segment is attributable to many factors, including (i) the limited availability of attractive building sites for full-service hotels, (ii) the lack of available financing for new full-service hotel construction and (iii) the availability of existing full-service properties for sale at a discount to their replacement cost. The relatively high occupancy rates of the Company's hotels, along with increased demand for full-service hotel rooms, have allowed the Managers of the Company's hotels to increase average daily room rates by selectively raising room rates and by replacing certain discounted group business with higher-rate group and transient business. As a result, on a comparable basis, room revenue per available room ("REVPAR") for the Company's full-service properties increased approximately 12.6% in 1997. The Company expects this supply/demand imbalance in the upscale and luxury full-service segments to continue, which should result in improved REVPAR at its hotel properties in the near term; however, there can be no assurance that such supply/demand imbalance will continue or that REVPAR will continue to improve.

BUSINESS OBJECTIVES

  The Operating Partnership's primary business objective is to increase its "Funds from Operations" (defined as net income (or loss) computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures) per OP Unit and cash flow and enhance its value by:

  . Acquiring additional existing upscale and luxury full-service hotels, including Marriott and Ritz-Carlton hotels and other hotels operated by leading management companies such as Four Seasons, Hyatt and Swissotel, which satisfy the Operating Partnership's investment criteria, including entering into joint ventures when the Operating Partnership believes its return on investment will be maximized by doing so.

  . Developing new upscale and luxury full-service hotels, including Marriott and Ritz-Carlton hotels and other hotels operated by leading management companies such as Four Seasons, Hyatt and Swissotel, which satisfy the Operating Partnership's investment criteria, employing transaction structures which mitigate risk to the Operating Partnership.

  . Participating in the growth in sales for each of the hotels through leases which provide for the payment of rent based upon the lessees' gross hotel sales in excess of specified thresholds.

  . Enhancing existing hotel operations by completing selective capital improvements which are designed to increase gross hotel sales.

BUSINESS STRATEGY

  The Company's primary business strategy is to continue to focus on maximizing the profitability of its existing full-service hotel portfolio and acquiring and, in limited cases, constructing, additional high quality, full-service hotel properties, including controlling interests in joint ventures, partnerships or other entities holding such hotel properties. Although competition for acquisitions has increased, the Company believes that the upscale and luxury full-service segments of the market offer opportunities to acquire assets at attractive multiples of cash flow and at discounts to replacement value, including underperforming hotels which can be improved by conversion to the Marriott or Ritz-Carlton brands. The Company believes that the upscale and luxury full-service segments are very promising because:

  . There is a limited supply of new upscale and luxury full-service hotel rooms currently under construction in the sub-markets in which the Company operates. According to Smith Travel Research, from 1988 to 1991, upscale and luxury full-service room supply for the Company's competitive set increased an average of approximately 4% annually which resulted in an oversupply of rooms in the industry. However, this growth slowed to an average of approximately 1% from 1992 through 1997. Furthermore, the lead time from conception to completion of construction of a full-service hotel is generally three to five years or more in the markets in which the Company is principally pursuing acquisitions, which management believes will contribute to the continued low growth of room supply relative to the growth of room demand in the upscale and luxury full-service segments through 2000.

  . Many desirable hotel properties continue to be held by inadvertent owners such as banks, insurance companies and other financial institutions, both domestic and international, which are motivated and willing sellers. In recent years, the Company has acquired a number of properties from inadvertent owners at significant discounts to replacement cost, including luxury hotels operating under the Ritz-Carlton brand. While in the Company's experience to date, these sellers have been primarily U.S. financial organizations, the Company believes that numerous international financial institutions are also inadvertent owners of U.S. lodging properties and have only recently begun to dispose of such properties. The Company expects that there will be increased opportunities to acquire lodging properties from international financial institutions and expects to dedicate significant resources to aggressively pursue these opportunities.

  . The Company believes that there are numerous opportunities to improve the performance of acquired hotels by replacing the existing hotel manager with Marriott International and converting the hotel to the Marriott brand. Based upon data provided by Smith Travel Research, the Company believes that Marriott-flagged properties have consistently outperformed the industry. Demonstrating the strength of the Marriott brand name, the average occupancy rate for the Company's comparable full-service properties was 79.4%, compared to the average occupancy rate of 71.1% for competing upscale and luxury full-service hotels. In addition, the Company's comparable properties generated a 29% REVPAR premium over its competitive set. Accordingly, management anticipates that any additional full-service properties acquired by the Company in the future and converted from other brands to the Marriott brand should achieve higher occupancy rates and average room rates than has previously been the case for those properties as the properties begin to benefit from Marriott's brand name recognition, reservation system and group sales organization. The Company intends to pursue additional full-service hotel acquisitions, some of which may be conversion opportunities. Sixteen of the Company's 79 acquired full-service hotels from the beginning of 1994 through the date hereof were converted to the Marriott brand following their acquisition.

  . The Company intends to increase its pool of potential acquisition candidates by considering acquisitions of select non-Marriott and non-Ritz-Carlton hotels that offer long-term growth potential and are consistent with the overall quality of its current portfolio. The Company will focus on upscale and luxury full-service properties in difficult to duplicate locations with high barriers to entry, such as hotels located in downtown, airport and resort/convention locations, which are operated by quality managers. In April 1998, the Company reached a definitive agreement with the Blackstone Entities to acquire interests in twelve upscale and luxury full-service hotels and a mortgage loan secured by a thirteenth hotel in the U.S. and certain other assets in a transaction valued at the time of the agreement, including the assumption of debt. The Company expects to pay approximately $862 million in cash and assumed debt, issue approximately
     43.7 million OP Units (based upon a negotiated value of $20.00 per OP
     Unit) and distribute up to 18% of the shares of Crestline common stock to the Blackstone Entities in exchange for the assets received from the Blackstone Entities. The Blackstone portfolio consists of two Ritz-Carltons, three Four Seasons (including one in which the Operating Partnership's only interest will be a mortgage loan), one Grand Hyatt, three Hyatt Regencies and four Swissotel properties. See "--Blackstone Acquisition."

  The Company believes it is well qualified to pursue its acquisition and development strategy. Management has extensive experience in acquiring and financing lodging properties and believes its industry knowledge, relationships and access to market information provide a competitive advantage with respect to identifying, evaluating and acquiring hotel assets.

  During 1997, the Company acquired, or purchased controlling interests in, 17 full-service hotels, containing 8,624 rooms, for an aggregate purchase price of approximately $765 million (including the assumption of approximately $418 million of debt). The Company also completed the acquisition of the 504-room New York Marriott Financial Center, following the acquisition of the mortgage on the hotel for $101 million in late 1996.

  The Company holds minority interests and serves as a general partner or limited partner in various partnerships that own, as of the date hereof, an aggregate of 240 hotel properties, 20 of which are full-service properties, managed or franchised by Marriott International. In 1997, the Company acquired, or obtained controlling interests in, five affiliated partnerships, adding 10 hotels to its portfolio. In January, the Company acquired a controlling interest in MHP. MHP owns the 1,503-room Marriott Orlando World Center and a 50.5% interest in the 624-room Marriott Harbor Beach Resort. In April, the Company acquired a controlling interest in the 353-room Hanover Marriott. In the fourth quarter, the Company acquired the Chesapeake Hotel Limited Partnership ("CHLP"). CHLP owns the 430-room Boston Marriott Newton; the 681-room Chicago Marriott O'Hare; the 595-room Denver Marriott Southeast; the 588-room Key Bridge Marriott in Virginia; the 479-room Minnesota Airport Marriott; and the 221-room Saddle Brook Marriott in New Jersey. In December 1997, the Company obtained a controlling interest in the partnership that owns the 884-room Marriott's Desert Springs Resort and Spa in California.

  In 1998, the Company acquired a controlling interest in the partnership that owns the Atlanta Marriott Marquis, containing 1,671 rooms, for approximately $239 million, including the assumption of approximately $164 million of mortgage debt. The Company also acquired a controlling interest in a partnership that owns three full-service hotels, containing a total of 1,029 rooms, for approximately $50 million and the outstanding interest in the 289-room Park Ridge Marriott in New Jersey for $24 million. More recently, the Company acquired the 281-room Ritz-Carlton, Phoenix for $75 million, the 397-room Ritz-Carlton in Tysons Corner, Virginia for $96 million and the 487-room Torrance Marriott for $52 million. In the third quarter of 1998, the Company acquired the 308-room Ritz-Carlton, Dearborn for approximately $65 million, the 336-room Ritz-Carlton, San Francisco for approximately $161 million and the 404-room Memphis Marriott (which was converted to the Marriott brand upon acquisition) for approximately $16 million. The Company is continually engaged in discussions with respect to other potential acquisition properties.

  In addition to investments in partnerships in which it already held minority interests, the Company has been successful in adding properties to its portfolio through partnership arrangements with either the seller of the property or the incoming managers (typically Marriott International or a Marriott franchisee). During 1997, the Company acquired interests in five such partnerships which owned five full-service hotels, including the 197-room Waterford Hotel in Oklahoma City, Oklahoma; the 404-room Norfolk Waterside Marriott in Norfolk, Virginia; the 380-room Hartford/Farmington Marriott near Farmington, Connecticut; the 380-room former Manhattan Beach Radisson Plaza in Manhattan Beach, California; and the 299-room Ontario Airport Marriott in Ontario, California. The Waterford Hotel and the Manhattan Beach Radisson Plaza have been converted to the Marriott brand. As discussed above, in 1998, the Company acquired a controlling interest in a partnership that owns three hotels: the 359-room Albany Marriott in New York; the 350-room San Diego Marriott Mission Valley in California; and the 320-room Minneapolis Marriott Southwest in Minnesota. The Company has the financial flexibility and, due to its existing partnership investment portfolio, the administrative infrastructure in place to accommodate such arrangements. The Company views this ability as a competitive advantage and expects to enter into similar arrangements to acquire additional properties in the future.

  The Company believes there is a significant opportunity to acquire additional Ritz-Carlton hotels due to the Company's relationship with Marriott International and due to the number of Ritz-Carlton brand hotels currently owned by inadvertent owners. The Company also intends to purchase upscale and luxury full-service hotels with the intention of converting them to the Ritz-Carlton brand.

  The Company currently owns six international properties, with 2,550 rooms, located in Canada and Mexico. The overbuilding and economic stress currently being experienced in some European and Pacific Rim countries may eventually lead to additional international acquisition opportunities. The Company will acquire international properties only when such acquisitions achieve satisfactory returns after adjustments for currency and country risks.

  In addition to acquisitions, the Company plans to selectively develop new upscale and luxury full-service hotels in major urban markets and convention/resort locations with strong growth prospects, unique or difficult to duplicate sites, high barriers to entry for other new hotels and limited new supply. The Company intends to target only development projects that show promise of providing financial returns that represent a premium to acquisitions. In 1997, the Company announced that it will develop the 717-room Tampa Convention Center Marriott for $104 million, including a $16 million subsidy provided by the City of Tampa.

  The Company may also expand certain existing hotel properties where strong performance and market demand exists. Expansions to existing properties creates a lower risk to the Company as the success of the market is generally known and development time is significantly shorter than new construction. The Company recently committed to add approximately 500 rooms and an additional 15,000 square feet of meeting space to the 1,503-room Marriott Orlando World Center.

HOTEL LODGING INDUSTRY

  The upscale and luxury full-service segments of the lodging industry continue to benefit from a favorable cyclical imbalance in the supply/demand relationship in which room demand growth has exceeded supply growth, which has remained fairly limited. The lodging industry posted strong gains in revenues and profits in 1997, as demand growth continued to outpace additions to supply. The Company believes that upscale and luxury full-service hotel room supply growth will remain limited through at least 1998. Accordingly, the Company believes this supply/demand imbalance will result in improving occupancy and room rates which should result in improved REVPAR and operating profit.

  Following a period of significant overbuilding in the mid-to-late 1980s, the lodging industry experienced a severe downturn. Since 1991, new hotel construction, excluding casino-related construction, has been modest and largely offset by the number of rooms taken out of service each year. Due to an increase in travel and an improving economy, hotel occupancy has grown steadily over the past several years and room rates have improved. The Company believes that room demand for upscale and luxury full-service properties will continue to grow at approximately the rate of inflation. Increased room demand should result in increased hotel occupancy and room rates. According to Smith Travel Research, upscale and luxury full-service occupancy for the Company and its competitive set grew in 1997 to 72.5%, while room rate growth continued to exceed inflation. While room demand has been rising, new hotel supply growth has been minimal. Smith Travel Research data shows that upscale and luxury full-service room supply increased an average of only 1% annually from 1991 through 1997. According to Coopers & Lybrand, L.L.P., hotel supply in the upscale and luxury full-service segment is expected to grow annually at 1.8% to 1.9% through 1998. The increase in room demand and minimal growth in new hotel supply has also led to increased room rates. The Company believes that these recent trends will continue, with overall occupancy increasing slightly and room rates increasing at more than one and one-half times the rate of inflation in 1998.

  As a result of the overbuilding in the mid-to-late 1980s, many full-service hotels have not performed as originally planned. Cash flow has often not covered debt service requirements, causing lenders (e.g., banks, insurance companies and savings and loans) to foreclose and become "inadvertent owners" who are motivated to sell these assets. In the Company's experience to date, these sellers have been primarily U.S. financial organizations. The Company believes that numerous international financial institutions are also inadvertent owners of lodging properties and expects there will be increased opportunities to acquire lodging properties from international financial institutions. While the interest of inadvertent owners to sell has created attractive acquisition opportunities with strong current yields, the lack of supply growth and increasing room night demand should contribute to higher long-term returns on invested capital. Given the relatively long lead time to develop urban, convention and resort hotels, as well as the lack of project financing, management believes the growth in room supply in this segment will be limited, at least until the year 2000.

HOTEL LODGING PROPERTIES

  The Company's lodging portfolio consists of 104 upscale and luxury full-service hotels with over 50,000 rooms. The Company's hotel lodging properties represent quality assets in the upscale and luxury full-service lodging segments. All but three of the Company's hotel properties are currently operated under the Marriott or Ritz-Carlton brand names.

  The following tables set forth certain information with respect to the operations of the Hotels to be owned by the Operating Partnership following the REIT Conversion on a historical and pro forma basis for fiscal year 1997 and for the First Two Quarters 1998.

                                                                 FISCAL YEAR 1997
                                                    -------------------------------------------
                                                                              AVERAGE
      PARTNERSHIP        NO. OF HOTELS NO. OF ROOMS HOTEL REVENUES OCCUPANCY DAILY RATE REVPAR
      -----------        ------------- ------------ -------------- --------- ---------- -------
                                                    (IN THOUSANDS)
Atlanta Marquis(1)......        1          1,671      $   85,397     69.8%    $127.36   $ 88.95
Chicago Suites..........        1            256           6,568     83.2      146.83    122.14
Desert Springs(2).......        1            884          33,369     73.0      169.55    123.77
Hanover.................        1            353           6,735     80.8      123.55     99.82
MDAH....................        6          1,692          26,699     76.4      102.97     78.63
MHP(3)..................        2          2,127          75,211     80.3      155.44    124.84
MHP2(4).................        4          3,411          69,014     80.7      133.75    107.91
PHLP(5).................        8          3,181          50,323     78.5      105.21     82.63
Blackstone Hotels.......       12          5,520         147,524     72.8      166.72    121.33
Host (historical)(6)....       95         45,718         946,726     78.4      133.74    104.84
Host (pro forma)(6)(7)..      126         58,603       1,324,601     77.7      133.01    103.30

                                                              FIRST TWO QUARTERS 1998
                                                    -------------------------------------------
                                                                              AVERAGE
      PARTNERSHIP        NO. OF HOTELS NO. OF ROOMS HOTEL REVENUES OCCUPANCY DAILY RATE REVPAR
      -----------        ------------- ------------ -------------- --------- ---------- -------
                                                    (IN THOUSANDS)
Atlanta Marquis(1)......        1          1,671       $ 41,957      69.1%    $138.66   $ 95.81
Chicago Suites..........        1            256          3,358      82.0      159.98    131.18
Desert Springs(2).......        1            884         65,051      79.7      214.47    170.93
Hanover.................        1            353          3,391      71.5      142.62    101.97
MDAH....................        6          1,692         14,521      77.0      114.66     88.29
MHP(3)..................        2          2,127         47,968      85.0      176.75    150.24
MHP2(4).................        4          3,411         37,946      80.4      152.56    122.66
PHLP(5).................        8          3,181         29,480      81.1      117.81     95.54
Blackstone Hotels.......       12          5,520         79,346      72.0      175.53    126.41
Host (historical)(6)....      101         49,019        577,472      78.6      145.04    114.02
Host (pro forma)(6)(7)..      126         58,603        715,360      77.8      146.18    113.67

--------
(1) Atlanta Marquis has an 80% residual interest in the Atlanta Marriott Marquis Hotel. Revenues represents sales generated by the Hotel.
(2) Subsequent to November 25, 1997, revenues reflect gross hotel sales. Prior to that date, revenues reflected hotel rental income.
(3) Includes Marriott's Harbor Beach Resort, in which MHP owns a 50.5% interest.
(4) Includes the Santa Clara Marriott, in which MHP2 owns a 50% interest and Host owns the remaining 50% interest.
(5) Includes the Tampa Westshore Marriott and the Raleigh Crabtree Marriott, which are currently consolidated by Host. A subsidiary of Host provided 100% nonrecourse financing totaling approximately $35 million to PHLP, in which Host owns the sole general partner interest, for the acquisition of these two hotels.
(6) Includes the hotels owned by Desert Springs, Hanover, MHP and MHP2 for both fiscal year 1997 and First Two Quarters 1998 and Atlanta Marquis for First Two Quarters 1998.
(7) Includes the hotels owned by all Hotel Partnerships and the Blackstone Hotels, assuming the Full Participation Scenario.

  One commonly used indicator of market performance for hotels is room revenue per available room, or REVPAR, which measures daily room revenues generated on a per room basis. This does not include food and beverage or other ancillary revenues generated by the property. REVPAR represents the combination of the average daily room rate charged and the average daily occupancy achieved. The Company has reported annual increases in REVPAR since 1993.

  To maintain the overall quality of the Company's lodging properties, each property undergoes refurbishments and capital improvements on a regularly scheduled basis. Typically, refurbishing has been provided at intervals of five years, based on an annual review of the condition of each property. For the First Two Quarters 1998, First Two Quarters 1997, fiscal years 1997, 1996 and 1995, the Company spent $79 million, $60 million, $131 million, $87 million and $56 million, respectively, on capital improvements to existing properties. As a result of these expenditures, the Company will be able to maintain high quality rooms at its properties.

  The Company's hotels average nearly 500 rooms. Twelve of the Company's hotels have more than 750 rooms. Hotel facilities typically include meeting and banquet facilities, a variety of restaurants and lounges, swimming pools, gift shops and parking facilities. The Company's hotels primarily serve business and pleasure travelers and group meetings at locations in downtown and suburban areas, near airports and at resort convention locations throughout the United States. The properties are generally well situated in locations where there are significant barriers to entry by competitors including downtown areas of major metropolitan cities at airports and resort/convention locations where there are limited or no development sites. Marriott International serves as the manager for 88 of the 104 hotels owned by the Company and all but three are part of Marriott International's full-service hotel system. The average age of the properties is 15 years, although several of the properties have had substantial, more recent renovations or major additions. In 1997, for example, the Company substantially completed a two-year $30 million capital improvement program at the New York Marriott Marquis which included renovations to all guestrooms, refurbishment of ballrooms, restaurant updates and retail additions. In early 1998, the Company completed a $15 million capital improvement program at the Denver Marriott Tech Center. The program included replacement of guestroom interiors, remodeling of the lobby, ballroom, meeting rooms and corridors, as well as renovations to the exterior of the building.

  The chart below sets forth performance information for the Company's comparable hotels:

                                        FIRST TWO QUARTERS      FISCAL YEAR
                                        --------------------  ----------------
                                          1998       1997      1997     1996
                                        ---------  ---------  -------  -------
   COMPARABLE FULL-SERVICE HOTELS(1)
   ---------------------------------
   Number of properties................        78         78       54       54
   Number of rooms.....................    38,589     38,589   27,074   27,044
   Average daily rate.................. $  146.64  $  135.21  $134.49  $121.58
   Occupancy percentage................      79.6%      79.8%    79.4%    78.0%
   REVPAR.............................. $  116.66  $  107.85  $106.76  $ 94.84
   REVPAR % change.....................       8.2%       --      12.6%     --

--------
(1) Consists of the 78 properties owned by the Company for the entire First Two Quarters 1998 and First Two Quarters 1997, respectively, and the 54 properties owned by the Company for the entire 1997 and 1996 fiscal years, respectively, except for the 85-room Sacramento property, which is operated as an independent hotel. These properties, for the respective periods, represent the "comparable properties." Properties held for less than all of the periods discussed above, respectively, are not considered comparable.

  The chart below sets forth certain performance information for the Company's hotels:

                                FIRST TWO QUARTERS          FISCAL YEAR
                                --------------------  -------------------------
                                  1998       1997      1997     1996     1995
                                ---------  ---------  -------  -------  -------
Number of properties...........       101         86       95       79       55
Number of rooms................    49,019     40,387   45,718   37,210   25,932
Average daily rate(1)..........   $145.04    $135.74  $133.74  $119.94  $110.30
Occupancy percentage(1)........      78.6%      79.7%    78.4%    77.3%    75.5%
REVPAR(1)......................   $114.02    $108.15  $104.84  $ 92.71  $ 83.32

--------
(1) Excludes the information related to the 85-room Sacramento property, which is operated as an independent hotel.

  Revenues in 1997 for nearly all of the Company's hotels were improved or comparable to 1996. This improvement was achieved through steady increases in customer demand, as well as yield management techniques applied by the manager to maximize REVPAR on a property-by-property basis. REVPAR for comparable properties increased 12.6% for fiscal year 1997 as average room rates increased almost 11% and average occupancy increased over one percentage point. Overall, this resulted in outstanding sales growth. Sales expanded at a 9% rate for comparable hotels and house profit margins increased by over two percentage points. REVPAR in 1997 for all of the Company's properties (including both comparable and non-comparable properties) increased 12.9% as average room rates increased over 11% and average occupancy increased over one percentage point. For the First Two Quarters 1998, REVPAR for comparable properties increased 8.2% as average room rates increased 8.5% and average occupancy decreased slightly. Sales for the First Two Quarters 1998 expanded at 9% rate for comparable hotels and the house profit margin increased by one percentage point. REVPAR for the First Two Quarters 1998 for all of the Company's properties increased 5.4% as average room rates increased nearly 7% and average occupancy decreased over one percentage point. The Company believes that its hotels consistently outperform the industry's average REVPAR growth rates. The relatively high occupancy rates of the Company's hotels, along with increased demand for upscale and luxury full-service hotel rooms, allowed the managers of the Company's hotels to increase average room rates by selectively raising room rates and replacing certain discounted group business with higher-rate group and transient business. The Company believes that these favorable REVPAR growth trends should continue due to the limited new construction of full-service properties and the expected improvements from the conversion of seven properties to the Marriott brand in 1996 and 1997.

  A number of the Company's full-service hotel acquisitions were converted to the Marriott brand upon acquisition--most recently the Coronado Island Marriott Resort and the Manhattan Beach Marriott were converted in the second half of 1997. The conversion of these properties to the Marriott brand is intended to increase occupancy and room rates as a result of Marriott International's nationwide marketing and reservation systems, its Marriott Rewards program, group sales force, as well as customer recognition of the Marriott brand name. The Marriott brand name has consistently delivered occupancy and REVPAR premiums over other brands. Based upon data provided by Smith Travel Research, the Company's comparable properties have an eight percentage point occupancy premium and a 29% REVPAR premium over its competitive set for 1997. The Company actively manages the conversions and, in many cases, has worked closely with the manager to selectively invest in enhancements to the physical product to make the property more attractive to guests or more efficient to operate. The invested capital with respect to these properties is primarily used for the improvement of common areas, as well as upgrading soft and hard goods (i.e., carpets, drapes, paint, furniture and additional amenities). The conversion process typically causes periods of disruption to these properties as selected rooms and common areas are temporarily taken out of service. Historically, the conversion properties have shown improvements as the benefits of Marriott International's marketing and reservation programs, group sales force and customer service initiatives take hold. In addition, these properties have generally been integrated into Marriott International's systems covering purchasing and distribution, insurance, telecommunications and payroll processing.

  Following the REIT Conversion, the Lessees and the Managers will continue to focus on cost control in an attempt to ensure that hotel sales increases serve to maximize house and operating profit. While control of fixed costs serves to improve profit margins as hotel sales increase, it also results in more properties reaching financial performance levels that allow the Managers to share in the growth of profits in the form of incentive management fees. The Company believes this is a positive development as it strengthens the alignment of the Company's, the Lessees' and the Managers' interests.

  During 1996, the Company completed its divestiture of limited service properties through the sale and leaseback of 16 Courtyard and 18 Residence Inn properties. These properties, along with 37 Courtyard properties sold and leased back during 1995, continue to be reflected in the Company's revenues and are managed by Marriott International under long-term management agreements. Following the REIT Conversion, these properties will be subleased to a subsidiary of Crestline. During 1997, limited service properties represented 2% of the Company's hotel EBITDA, compared to 5% in 1996, and the Company expects this percentage to continue to decrease as the Company continues to acquire primarily full-service properties.

  The following table presents full-service hotel information by geographic region for fiscal year 1997:

                                                                        AGGREGATE
                                   AVERAGE                              COMPLETED
                                    NUMBER            AVERAGE           RENOVATION
                          NUMBER   OF GUEST  AVERAGE   DAILY           EXPENDITURES
GEOGRAPHIC REGION        OF HOTELS  ROOMS   OCCUPANCY  RATE   REVPAR  (IN THOUSANDS)
-----------------        --------- -------- --------- ------- ------- --------------
Atlanta.................      7      441      76.5%   $131.69 $100.74    $ 4,115
Florida.................     11      511      80.9     131.78  106.64     14,007
Mid-Atlantic............     12      364      76.1     111.71   85.00      3,477
Midwest.................     10      418      74.3     107.65   79.99      2,751
New York................     10      708      84.7     173.85  147.22     15,232
Northeast...............      7      367      75.2      96.75   72.72      9,260
South Central...........     15      525      76.5     120.81   92.39     15,190
Western.................     21      519      79.5     140.07  111.39     19,806
Latin America...........      2      436      62.7     129.54   81.17        290
  Average-all regions...    --       485      78.4     133.74  104.84        --

HOTEL PROPERTIES

  The following table sets forth, as of September 28, 1998, the location and number of rooms relating to each of the Company's hotels. All of the properties are operated under Marriott brands by Marriott International, unless otherwise indicated.

LOCATION                                                                   ROOMS
--------                                                                   -----
Alabama
 Grand Hotel Resort and Golf Club.........................................   306
Arizona
 Scottsdale Suites........................................................   251
 The Ritz-Carlton, Phoenix (1)............................................   281
California
 Coronado Island Resort (2)(6)............................................   300
 Costa Mesa Suites........................................................   253
 Desert Springs Resort and Spa (3)(4).....................................   884
 Manhattan Beach (5)(6)...................................................   380
 Marina Beach (6).........................................................   368
 Newport Beach............................................................   570
 Newport Beach Suites.....................................................   250
 Ontario Airport (7)......................................................   299
 Sacramento Airport (6)(8)................................................    85
 San Diego Marriott Hotel and Marina (6).................................. 1,355
 San Diego Mission Valley (9).............................................   350
 San Francisco Airport....................................................   684
 San Francisco Fisherman's Wharf (10).....................................   285
 San Francisco Moscone Center (6)......................................... 1,498
 San Ramon (6)............................................................   368
 Santa Clara (6)..........................................................   754
 The Ritz-Carlton, Marina del Rey (1)(6)(11)..............................   306
 The Ritz-Carlton, San Francisco (1)......................................   336
 Torrance.................................................................   487
Colorado
 Denver Southeast (6)(12).................................................   595
 Denver Tech Center.......................................................   625
 Denver West (6)..........................................................   307
 Marriott's Mountain Resort at Vail.......................................   349
Connecticut
 Hartford/Farmington (7)..................................................   380
 Hartford/Rocky Hill (6)..................................................   251
Florida
 Fort Lauderdale Marina...................................................   580
 Harbor Beach Resort (3)(4)(6)............................................   624
 Jacksonville (6)(9)......................................................   256
 Miami Airport (6)........................................................   782
 Orlando World Center (3)(4).............................................. 1,503
 Palm Beach Gardens (6)(10)...............................................   279
 Singer Island (Holiday Inn) (8)..........................................   222
 Tampa Airport (6)........................................................   295
 Tampa Westshore (6)(13)..................................................   309
 The Ritz-Carlton, Naples (1).............................................   463
Georgia
 Atlanta Marriott Marquis (3)(4).......................................... 1,671
 Atlanta Midtown Suites (6)...............................................   254
 Atlanta Norcross.........................................................   222
 Atlanta Northwest........................................................   400
 Atlanta Perimeter (6)....................................................   400
 JW Marriott Hotel at Lenox (6)...........................................   371
 The Ritz-Carlton, Atlanta (1)............................................   447
 The Ritz-Carlton, Buckhead (1)...........................................   553
Illinois
 Chicago/Deerfield Suites.................................................   248

LOCATION                                                                   ROOMS
--------                                                                   -----
 Chicago/Downers Grove Suites.............................................   254
 Chicago/Downtown Courtyard...............................................   334
 Chicago O'Hare (6)(12)...................................................   681
Indiana
 South Bend (6)...........................................................   300
Louisiana
 New Orleans (4).......................................................... 1,290
Maryland
 Bethesda (6).............................................................   407
 Gaithersburg/Washingtonian Center........................................   284
Massachusetts
 Boston/Newton (3)........................................................   430
Michigan
 Detroit Romulus..........................................................   245
 The Ritz-Carlton, Dearborn (1)...........................................   306
Minnesota
 Minneapolis/Bloomington (12).............................................   479
 Minneapolis City Center (6)..............................................   583
 Minneapolis Southwest (9)................................................   320
Missouri
 Kansas City Airport (6)..................................................   382
 St. Louis Pavilion (6)...................................................   672
New Hampshire
 Nashua...................................................................   251
New Jersey
 Hanover (3)(4)...........................................................   353
 Newark Airport (6).......................................................   590
 Park Ridge (6)...........................................................   289
 Saddle Brook (6)(12).....................................................   221
New York
 Albany (9)...............................................................   359
 New York Marriott Financial Center (14)..................................   504
 New York Marriott Marquis (6)............................................ 1,911
 Marriott World Trade Center (6)..........................................   820
North Carolina
 Charlotte Executive Park (10)............................................   298
 Raleigh Crabtree Valley (13).............................................   375
Oklahoma
 Oklahoma City............................................................   354
 Oklahoma City Waterford (5)..............................................   197
Oregon
 Portland.................................................................   503
Pennsylvania
 Philadelphia (Convention Center) (6)..................................... 1,200
 Philadelphia Airport (6).................................................   419
 Pittsburgh City Center (6)(10)...........................................   400
Tennesee
 Memphis (2)(6)...........................................................   404
Texas
 Dallas/Fort Worth........................................................   492
 Dallas Quorum (6)........................................................   547
 El Paso (6)..............................................................   296
 Houston Airport (6)......................................................   566
 JW Marriott Houston (6)..................................................   503
 Plaza San Antonio (6)(10)................................................   252
 San Antonio Rivercenter (4)(6)...........................................   999
 San Antonio Riverwalk (6)................................................   500

LOCATION                                                                  ROOMS
--------                                                                  ------
Utah
 Salt Lake City (6).....................................................     510
Virginia
 Dulles Airport (6).....................................................     370
 Key Bridge (6)(12).....................................................     588
 Norfolk Waterside (6)(7)...............................................     404
 Pentagon City Residence Inn............................................     300
 The Ritz-Carlton, Tysons Corner (6)....................................     397
 Washington Dulles Suites...............................................     254
 Westfields.............................................................     335
 Williamsburg...........................................................     295
Washington, D.C.
 Washington Metro Center................................................     456
Canada
 Calgary................................................................     380
 Toronto Airport (15)...................................................     423
 Toronto Eaton Centre (6)...............................................     459
 Toronto Delta Meadowvale (8)...........................................     374
Mexico
 Mexico City Airport (15)...............................................     600
 JW Marriott Hotel, Mexico City (15)....................................     314
                                                                          ------
 TOTAL..................................................................  50,067
                                                                          ======

  Properties that are currently not consolidated by Host and are subject to the Mergers:

HOTEL                                                           STATE      ROOMS
-----                                                           -----      -----
MDAH
 Fairview Park (6)......................................... Virginia         395
 Dayton.................................................... Ohio             399
 Research Triangle Park.................................... North Carolina   224
 Detroit Marriott Southfield............................... Michigan         226
 Detroit Marriott Livonia.................................. Michigan         224
 Fullerton (6)............................................. California       224
                                                                           -----
                                                                           1,692
                                                                           -----

HOTEL                                                           STATE      ROOMS
-----                                                           -----      -----
Chicago Suites
 Marriott O'Hare Suites (6)................................ Illinois         256
                                                                           -----
PHLP
 Albuquerque (6)........................................... New Mexico       411
 Greensboro-High Point (6)................................. North Carolina   299
 Houston Medical Center (6)................................ Texas            386
 Miami Biscayne Bay (6).................................... Florida          605
 Marriott Mountain Shadows Resort.......................... Arizona          337
 Seattle SeaTac Airport.................................... Washington       459
                                                                           -----
                                                                           2,497
                                                                           -----
 TOTAL.................................................................... 4,445
                                                                           =====

  Properties that are included in the Blackstone portfolio are as follows:

HOTEL                                                           STATE     ROOMS
-----                                                           -----     -----
Four Seasons, Atlanta...................................... Georgia         246
Four Seasons, Philadelphia................................. Pennsylvania    365
Grand Hyatt, Atlanta....................................... Georgia         439
Hyatt Regency, Burlingame.................................. California      793
Hyatt Regency, Cambridge................................... Massachusetts   469
Hyatt Regency, Reston...................................... Virginia        514
Swissotel, Atlanta......................................... Georgia         348
Swissotel, Boston.......................................... Massachusetts   498
Swissotel, Chicago......................................... Illinois        630
The Drake (Swissotel), New York............................ New York        494
The Ritz-Carlton, Amelia Island............................ Florida         449
The Ritz-Carlton, Boston (1)............................... Massachusetts   275
                                                                          -----
 TOTAL................................................................... 5,520
                                                                          =====

--------
 (1) Property is operated as a Ritz-Carlton. The Ritz-Carlton Hotel Company, L.L.C. manages the property and is wholly owned by Marriott International.
 (2) This property was acquired by the Company and converted to the Marriott brand in 1997 or 1998.
 (3) The Company acquired a controlling interest in the partnership that owns this property in 1997 or 1998. The Company previously owned a general partner interest in the partnership.
 (4) Property is held within a partnership and is currently consolidated by Host.
 (5) The Company acquired a controlling interest in the newly-formed partnership that owns this property in 1997. The property was converted to the Marriott brand and is operated as a Marriott franchised property.
 (6) The land on which the hotel is built is leased under one or more long-term lease agreements.
 (7) The Company acquired a controlling interest in the newly-formed partnership that owns this property in 1997. The property is operated as a Marriott franchised property.
 (8) Property is not operated under the Marriott brand and is not managed by Marriott International.
 (9) The Company acquired a controlling interest in the partnership that owns this property in 1998. The property will be operated as a Marriott franchised property.
(10) Property is operated as a Marriott franchised property.
(11) Property was acquired by the Company in 1997.
(12) The Company acquired the partnership that owns this property in 1997. The Company previously owned a general partner interest in the partnership.
(13) Property is owned by PHLP. A subsidiary of the Company provided 100% nonrecourse financing totaling approximately $35 million to PHLP, in which the Company owns the sole general partner interest, for the acquisition of these two hotels. The Company consolidates these properties in the accompanying financial statements.
(14) The Company completed the acquisition of this property in early 1997. The Company previously had purchased the mortgage loan secured by the hotel in late 1996.
(15) Property will be transferred to the Non-Controlled Subsidiary in conjunction with the REIT Conversion and no longer consolidated by the Company.

1998 ACQUISITIONS

  In January 1998, the Company acquired an additional interest in Atlanta Marquis, which owns an interest in the 1,671-room Atlanta Marriott Marquis Hotel, for approximately $239 million, including the assumption of approximately $164 million of mortgage debt. The Company previously owned a 1.3% general and limited partnership interest. In March 1998, the Company acquired a controlling interest in the partnership that owns three hotels: the 359-room Albany Marriott, the 350-room San Diego Marriott Mission Valley and the 320-room Minneapolis Marriott Southwest for approximately $50 million. In the second quarter of 1998, the Company acquired the partnership that owns the 289-room Park Ridge Marriott in Park Ridge, New Jersey for $24 million. The Company previously owned a 1% managing general partner interest and a note receivable interest in such partnership. In addition, the Company acquired the 281-room Ritz-Carlton, Phoenix for $75 million, the 397-room Ritz-Carlton in Tysons Corner, Virginia for $96 million and the 487-room Torrance Marriott near Los Angeles, California for $52 million. In the third quarter of 1998, the Company acquired the 308-room Ritz-Carlton, Dearborn for approximately $65 million, the 336-room Ritz-Carlton, San Francisco for approximately $161 million and the 404-room Memphis Crowne Plaza (which was converted to the Marriott brand upon acquisition) for approximately $16 million. In April 1998, the Company, through the Operating Partnership, entered into an agreement to acquire certain assets from various affiliates of The Blackstone Group. See "--Blackstone Acquisition."

BLACKSTONE ACQUISITION

  In April 1998, the Company reached a definitive agreement with the Blackstone Entities to acquire ownership of, or controlling interests in, twelve hotels and two mortgage loans, one secured by one of the acquired hotels and one secured by an additional hotel. In addition, the Company will acquire a 25% interest in the Swissotel management company from the Blackstone Entities, which the Company will transfer to Crestline in connection with the distribution of Crestline common stock to the Company's shareholders and the Blackstone Entities. If the Blackstone Acquisition is consummated, the Operating Partnership expects to issue approximately 43.7 million OP Units (based upon a negotiated value of $20.00 per OP Unit), assume debt and make cash payments totaling approximately $862 million and distribute up to 18% of the shares of Crestline common stock and other consideration to the Blackstone Entities. The consideration received by the Blackstone Entities was determined through negotiations between the Company and Blackstone because the transaction could be negotiated privately and was not based upon appraisals of the assets. Each OP Unit will be exchangeable for one Common Share (or its cash equivalent, at the Company's election). Upon completion of the Blackstone Acquisition and the REIT Conversion, the Blackstone Entities will own approximately 16% of the outstanding OP Units. John G. Schreiber, co-chairman of the Blackstone Real Estate Partners' investment committee, has joined the Board of Directors of the Company.

  The Blackstone portfolio is one of the premier collections of hotel real estate properties. It includes: The Ritz-Carlton, Amelia Island (449 rooms); The Ritz-Carlton, Boston (275 rooms); Hyatt Regency Burlingame at San Francisco Airport (793 rooms); Hyatt Regency Cambridge, Boston (469 rooms); Hyatt Regency Reston, Virginia (514 rooms); Grand Hyatt Atlanta (439 rooms); Four Seasons Philadelphia (365 rooms); Four Seasons Atlanta (246 rooms); The Drake (Swissotel) New York (494 rooms); Swissotel Chicago (630 rooms); Swissotel Boston (498 rooms) and Swissotel Atlanta (348 rooms). Additionally, the transaction includes: the first mortgage loan on the Four Seasons Beverly Hills (285 rooms); two office buildings in Atlanta--the offices at The Grand (97,879 sq. ft.) and the offices at the Swissotel (67,110 sq. ft.); and a 25% interest in the Swissotel U.S. management company (which will be transferred to Crestline).

  At the closing of the Blackstone Acquisition, the Blackstone portfolio will be contributed to the Operating Partnership and its hotels will be leased to subsidiaries of Crestline and will continue to be managed on behalf of the Lessees under their existing management agreements. The Operating Partnership's acquisition of the Blackstone portfolio is subject to certain conditions, including the REIT Conversion being consummated by March 31, 1999 and Host REIT qualifying as a REIT for 1999 (which condition may not be satisfied if the REIT Conversion is not completed prior to January 1, 1999).

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

INVESTMENTS IN AFFILIATED PARTNERSHIPS

  The Company and certain of its subsidiaries also manage the Company's partnership investments and conduct the partnership services business. As such, as of the date hereof, the Company and/or its subsidiaries own an investment in, and generally serve as a general partner or managing general partner for, 18 unconsolidated partnerships which collectively own 20 Marriott full-service hotels, 120 Courtyard hotels, 50 Residence Inns and 50 Fairfield Inns. In addition, the Company holds notes receivable (net of reserves) from partnerships totaling approximately $23 million at January 2, 1998. Thirteen of the 20 full-service hotels owned by the unconsolidated partnerships will be acquired by the Operating Partnership in connection with the REIT Conversion.

  As the managing general partner of these partnerships, the Company and its subsidiaries are responsible for the day-to-day management of partnership operations, which includes payment of partnership obligations from partnership funds, preparation of financial reports and tax returns and communications with lenders, limited partners and regulatory bodies. The Company or its subsidiaries are usually reimbursed for the cost of providing these services.

  Hotel properties owned by the unconsolidated partnerships generally were acquired from the Company or its subsidiaries in connection with limited partnership offerings. These hotel properties are currently operated under management agreements with Marriott International. As the managing general partner of such partnerships, the Company or its subsidiaries oversee and monitor Marriott International's performance pursuant to these agreements.

  The Company's interests in these partnerships range from 1% to 50%. Cash distributions provided from these partnerships are tied to the overall performance of the underlying properties and the overall level of debt owed by the partnership. Partnership distributions to the Company were $1 million for the First Two Quarters 1998, $4 million for the First Two Quarters 1997, $5 million in each of 1997 and 1996 and $3 million in 1995. All partnership debt is nonrecourse to the Company and its subsidiaries, except that the Company is contingently liable under various guarantees of debt obligations of certain of these partnerships. Such commitments are limited in the aggregate to $60 million at January 2, 1998. Subsequent to year-end, such maximum commitments were reduced to $20 million in connection with the refinancing and acquisition of a controlling interest in the Atlanta Marriott Marquis. In most cases, fundings of such guarantees represent loans to the respective partnerships.

MARKETING

  As of September 28, 1998, 88 of the Company's 104 hotel properties are managed or franchised by Marriott International as Marriott or Ritz-Carlton brand hotels. Thirteen of the 16 remaining hotels are operated as Marriott brand hotels under franchise agreements with Marriott International. The Company believes that these Marriott-managed and franchised properties will continue to enjoy competitive advantages arising from their participation in the Marriott International hotel system. Marriott International's nationwide marketing programs and reservation systems as well as the advantage of the strong customer preference for Marriott brands should also help these properties to maintain or increase their premium over competitors in both occupancy and room rates. Repeat guest business in the Marriott hotel system is enhanced by the Marriott Rewards program, which expanded the previous Marriott Honored Guest Awards program. Marriott Rewards membership includes more than 7.5 million members.

  The Marriott reservation system provides Marriott reservation agents complete descriptions of the rooms available for sale and up-to-date rate information from the properties. The reservation system also features connectivity to airline reservation systems, providing travel agents with access to available rooms inventory for all Marriott and Ritz-Carlton lodging properties. In addition, software at Marriott's centralized reservations centers enables agents to immediately identify the nearest Marriott or Ritz-Carlton brand property with available rooms when a caller's first choice is fully occupied.


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

COMPETITION

  The Company's hotels compete with several other major lodging brands in each segment in which they operate. Competition in the industry is based primarily on the level of service, quality of accommodations, convenience of locations and room rates. Although the competitive position of each of the Company's hotel properties differs from market to market, the Company believes that its properties compare favorably to their competitive set in the markets in which they operate on the basis of these factors. The following table presents key participants in segments of the lodging industry in which the Company competes:

SEGMENT                  REPRESENTATIVE PARTICIPANTS
-------                  ---------------------------
Luxury Full-Service..... Ritz-Carlton; Four Seasons
Upscale Full-Service.... Crowne Plaza; Doubletree; Hyatt; Hilton; Marriott Hotels, Resorts
                         and Suites; Radisson; Red Lion; Sheraton; Swissotel; Westin; Wyndham

RELATIONSHIP WITH HM SERVICES

  On December 29, 1995, the Company distributed to its shareholders through a special dividend (the "Special Dividend") all of the outstanding shares of common stock of Host Marriott Services Corporation ("HM Services"), formerly a direct, wholly owned subsidiary of the Company which, as of the date of the Special Dividend, owned and operated the food, beverage and merchandise concessions at airports, on tollroads and at stadiums and arenas and other tourist attractions. The Special Dividend provided Company shareholders with one share of common stock of HM Services for every five shares of Company common stock held by such shareholders on the record date of December 22, 1995.

  For the purpose of governing certain of the ongoing relationships between the Company and HM Services after the Special Dividend, and to provide an orderly transition, the Company and HM Services have entered into various agreements, including agreements to (i) allocate certain responsibilities with respect to employee compensation, benefit and labor matters; (ii) define the respective parties' rights and obligations with respect to deficiencies and refunds of federal, state and other income or franchise taxes relating to the Company's businesses for tax years prior to the Special Dividend and with respect to certain tax attributes of the Company after the Special Dividend;
(iii) provide certain administrative and other support services to each other for a transitional period on an as-needed basis; and (iv) to provide for the issuance of HM Services common stock in connection with the exercise of certain outstanding warrants to purchase shares of Company common stock.

RELATIONSHIP WITH MARRIOTT INTERNATIONAL; MARRIOTT INTERNATIONAL DISTRIBUTION

  Prior to October 8, 1993, the Company was named "Marriott Corporation." In addition to conducting its existing hotel ownership business and the business of HM Services (prior to its distribution to shareholders through the Special Dividend), Marriott Corporation engaged in lodging and senior living services management, timeshare resort development and operation, food service and facilities management and other contract services businesses (the "Management Business"). On October 8, 1993, the Company completed the Marriott International Distribution (as defined herein). Marriott International conducts the Management Business as a separate publicly traded company.

  The Company and Marriott International have entered into agreements which provide, among other things, for Marriott International to (i) manage or franchise various hotel properties owned or leased by the Company, (ii) advance up to $225 million to the Company under the Marriott International line of credit, which was terminated in 1997, (iii) provide first mortgage financing of $109 million for the Philadelphia Marriott Hotel, which was repaid in December 1996, (iv) provide financing for certain Company acquisitions, (v) guarantee the Company's performance in connection with certain loans or other obligations and (vi) provide certain limited administrative services. The Company views its relationship with Marriott International as providing various advantages, including access to high quality management services, strong brand names and superior marketing and reservation systems.


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

  Marriott International has the right to purchase up to 20% of the voting stock of the Company if certain events involving a change of control (or potential change of control) of the Company occur, subject to certain limitations (including a limitation effective after the REIT Conversion intended to help protect the qualification of Host REIT as a REIT). See "Certain Relationships and Related Transactions--Relationship Between Host and Marriott International."

EMPLOYEES

  Currently, the Company and its subsidiaries collectively have approximately 225 corporate employees, and approximately 300 other employees (primarily employed at one of its non-U.S. hotels) which are covered by collective bargaining agreements that are subject to review and renewal on a regular basis. The Company believes that it has good relations with its labor unions and has not experienced any material business interruptions as a result of labor disputes. Following the REIT Conversion, the Operating Partnership expects to have approximately 175 employees. The balance of the Company's current employees are expected to become employees of Crestline following the REIT Conversion.

ENVIRONMENTAL AND REGULATORY MATTERS

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws may impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs"), and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or business may be operated, and these restrictions may require expenditures. In connection with its current or prior ownership or operation of hotels, the Company may be potentially liable for any such costs or liabilities. Although the Company is currently not aware of any material environmental claims pending or threatened against it, no assurance can be given that a material environmental claim will not be asserted against the Company.

LEGAL PROCEEDINGS

  Following the Mergers and the REIT Conversion, the Operating Partnership will assume all liability arising under legal proceedings filed against Host and will indemnify Host REIT as to all such matters. Host and the other defendants believe all of the lawsuits in which Host is a defendant, including the following lawsuits, are without merit and the defendants intend to defend vigorously against such claims. However, no assurance can be given as to the outcome of any of the lawsuits.

  Texas Multi-Partnership Lawsuit. On March 16, 1998, limited partners in several limited partnerships sponsored by Host filed a lawsuit, Robert M. Haas, Sr. and Irwin Randolph Joint Tenants, et al. v. Marriott International, Inc., et al., Case No. 98-CI-04092, in the 57th Judicial District Court of Bexar County, Texas, alleging that the defendants conspired to sell hotels to the partnerships for inflated prices and that they charged the partnerships excessive management fees to operate the partnerships' hotels. The plaintiffs further allege that the defendants committed fraud, breached fiduciary duties and violated the provisions of various contracts. The plaintiffs are seeking unspecified damages. Although the partnerships have not been named as defendants, their partnership agreements include provisions which require the partnerships to indemnify the general partners against losses, expenses and fees. The defendants filed answers and defenses to the petition.

  Limited Service Transaction. On February 11, 1998, a group of four individuals, all of whom are limited partners in partnerships sponsored by Host, filed a putative class action lawsuit, Ruben, et al. v. Host Marriott Corporation, et al., Civil Action No. 16186, in Delaware State Chancery Court, alleging that the proposed merger of the partnerships (the "Consolidation") into an UPREIT structure constitutes a breach of the fiduciary duties

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

owed to the limited partners of the partnerships by Host and the general partners of the partnerships. In addition, the plaintiffs allege that the Consolidation breaches various agreements relating to the partnerships. The plaintiffs are seeking, among other things, certification of a class, injunctive relief to prohibit the consummation of the Consolidation or, in the alternative, rescission of the merger and damages. Although the partnerships have not been named as defendants, their partnership agreements include provisions which require the partnerships to indemnify the general partners against losses, expenses and fees. The defendants have filed a motion to dismiss.

  Atlanta Marquis. Certain limited partners of Atlanta Marriott Marquis Limited Partnership ("AMMLP"), filed a putative class action lawsuit, Hiram and Ruth Sturm v. Marriott Marquis Corporation, et al., Case No. 97-CV-3706, in the U.S. District Court for the Northern District of Georgia, on December 12, 1997 against AMMLP's general partner, its directors and Host, regarding the merger of AMMLP into a new partnership (the "AMMLP Merger") as part of a refinancing of the partnership's debt. The plaintiffs allege that the defendants misled the limited partners in order to induce them to approve the AMMLP Merger, violated securities regulations and federal roll-up regulations and breached their fiduciary duties to the partners. The plaintiffs sought to enjoin, or in the alternative, rescind, the AMMLP Merger and damages. The partnership agreement includes provisions which require the partnership to indemnify the general partners against losses, expenses and fees. The defendants have filed a motion to dismiss.

  Another limited partner of AAMLP sought similar relief and filed a separate lawsuit, styled Poorvu v. Marriott Marquis Corporation, et al., Civil Action No. 16095-NC, on December 19, 1997, in Delaware State Chancery Court. The defendants have filed an answer to the complaint.

  Courtyard II. A group of partners in Courtyard by Marriott II Limited Partnership ("CBM II") filed a lawsuit, Whitey Ford, et al. v. Host Marriott Corporation, et al., Case No. 96-CI-08327, on June 7, 1996, in the 285th Judicial District Court of Bexar County, Texas, against Host, Marriott International and others alleging breach of fiduciary duty, breach of contract, fraud, negligent misrepresentation, tortious interference, violation of the Texas Free Enterprise and Antitrust Act of 1983 and conspiracy in connection with the formation, operation and management of CBM II and its hotels. The plaintiffs are seeking unspecified damages. On January 29, 1998, two other limited partners filed a petition in intervention seeking to convert the lawsuit into a class action. The defendants have filed an answer, the class has been certified, class counsel has been appointed and discovery is underway. Trial is presently scheduled for May 1999.

  MHP2. Two groups of limited partners of Marriott Hotel Properties II Limited Partnership ("MHP2") are each asserting putative class claims in lawsuits filed in the United States District Court for the Southern District of Florida on May 10, 1996, Leonard Rosenblum, as Trustee of the Sylvia Bernice Rosenblum Trust, et al. v. Marriott MHP Two Corporation, et al., Case No. 96-8377-CIV-HURLEY, and, on December 18, 1997, Mackenzie Patterson Special Fund 2, L.P. et al. v. Marriott MHP Two Corporation, et al., Case No. 97-8989-CIV-HURLEY respectively, against Host and certain of its affiliates alleging that the defendants violated their fiduciary duties and engaged in fraud and coercion in connection with a tender offer for MHP2 units. The District Court dismissed the Mackenzie Patterson case on August 4, 1998 and remanded the Rosenblum case to Palm Beach County Circuit Court on July 25, 1998. The defendants have moved to dismiss Rosenblum's fifth amended complaint in the case now styled Leonard Rosenblum, as Trustee of the Sylvia Bernice Rosenblum Trust, et al. v. Marriott MHP Two Corporation, et al., Case No. CL-96-4087-AD, or, in the alternative, to deny class certification.

  PHLP. On July 15, 1998, one limited partner in PHLP filed a class action lawsuit styled Michael C. deBerardinis v. Host Marriott Corporation, Civil Action No. WMN 98-2263, in the United States District Court for the District of Maryland. The plaintiff alleges that Host misled the limited partners in order to induce them into approving the sale of one of the Partnership's hotels, violated the securities regulations by issuing a false and misleading consent solicitation and breached fiduciary duties and the partnership agreement. The complaint seeks unspecified damages. Host intends to vigorously defend against the claims asserted in the lawsuit.


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

THE LEASES

  In order for Host REIT to qualify as a REIT, neither Host REIT nor the Operating Partnership may operate the Hotels or related properties. Accordingly, the Operating Partnership will lease the Hotels to the Lessees, which will be wholly owned indirect subsidiaries of Crestline. The following summary of the principal terms of the Leases is qualified in its entirety by reference to the Leases, a form of which has been filed as an exhibit to the Registration Statement of which this Consent Solicitation is a part.

  Lessees. There generally will be a separate Lessee for each Hotel or group of Hotels that is owned by a separate subsidiary of Host REIT. Each Lessee will be a Delaware limited liability company, whose purpose will be limited to acting as lessee under the applicable Lease(s).

  For those Hotels where it is the Manager, Marriott International or a subsidiary will have a noneconomic membership interest in the Lessee entitling it to certain voting rights but no economic rights. The operating agreements for such Lessees will provide that the Crestline member of the Lessee will have full control over the management of the business of the Lessee, except with respect to certain decisions for which the consent of both members will be required. These decisions are (i) dissolving, liquidating, consolidating, merging, selling or leasing all or substantially all of the assets of the Lessee; (ii) engaging in any other business or acquiring any assets or incurring any liabilities not reasonably related to the conduct of the Lessee's business; (iii) instituting voluntary bankruptcy or similar proceedings or consenting to involuntary bankruptcy or similar proceedings;
(iv) terminating the Management Agreement relating to the Lessee's hotel, other than by reason of a breach by the Manager or upon exercise of express termination rights in the Management Agreement; (v) challenging the status or rights of the Manager or the enforceability of the membership rights; or (vi) incurring debt in excess of certain limits. Upon any termination of the applicable Management Agreement, these special voting rights of Marriott International (or its subsidiary) will cease.

  Lease Terms. Each Lease will have a fixed term ranging generally from seven to ten years (depending upon the Lease), subject to earlier termination upon the occurrence of certain contingencies described in the Leases (including, particularly, the provisions described herein under "Damage or Destruction," "Termination of the Leases upon Disposition of Hotels" and "Termination of the Leases upon Changes in Tax Laws").

  Minimum Rent; Percentage Rent; Additional Charges. Each Lease will require the Lessee to pay (i) Minimum Rent (as defined below) in a fixed dollar amount per annum plus (ii) to the extent it exceeds Minimum Rent, Percentage Rent based upon specified percentages of aggregate sales from the applicable Hotel, including room sales, food and beverage sales and other income ("Gross Revenues"), in excess of specified thresholds.

  "Minimum Rent" will be a fixed dollar amount specified in each Lease less the FF&E Adjustment (which is described under "Personal Property Limitation" below). Any amounts other than Minimum Rent and Percentage Rent due to the Lessor under the Leases are referred to as "Additional Charges."

  The amount of Minimum Rent and the Percentage Rent thresholds will be adjusted each year (the "Annual Adjustment"). The Annual Adjustment with respect to Minimum Rent shall equal a percentage of any increase in the Consumer Price Index ("CPI") during the previous twelve months. The Annual Adjustment with respect to Percentage Rent thresholds shall be a specified percentage equal to the weighted average of a percentage of any increase in CPI plus a specified percentage of any increase in a regional labor cost index agreed upon by the Lessor and the Lessee during the previous twelve months. Neither Minimum Rent nor Percentage Rent thresholds will be decreased because of the Annual Adjustment.

  Rental payments will be made on a Fiscal Year basis. The "Fiscal Year" shall mean the fiscal year used by the Manager. Payments of Rent (defined herein) will be made within two business days after the required payment date under the Management Agreement for each Accounting Period. "Accounting Period" shall mean for those Hotels where Marriott International is the Manager, any of the thirteen four-week accounting periods which are used in the Manager's accounting system. Rent payable for each Accounting Period will be the sum

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

of (i) the excess (if any) of (x) the greater of cumulative Minimum Rent year-to-date or cumulative Percentage Rent year-to-date over (y) the total amount of Minimum Rent and Percentage Rent paid year-to-date plus (ii) any Additional Charges due ("Rent"). If the total amount of Minimum Rent and Percentage Rent paid year-to-date, as of any rent payment date, is greater than both cumulative Minimum Rent year-to-date and cumulative Percentage Rent year-to-date, then the Lessor will remit the difference to the Lessee.

  The Leases will generally provide for a Rent adjustment in the event of damage, destruction, partial taking, certain capital expenditures or an FF&E Adjustment.

  Lessee Expenses. Each Lessee will be responsible for paying all of the expenses of operating the applicable Hotel(s), including all personnel costs, utility costs and general repair and maintenance of the Hotel(s). The Lessee also will be responsible for all fees payable to the applicable Manager, including base and incentive management fees, chain services payments and franchise or system fees, with respect to periods covered by the term of the Lease. The Lessee will not be obligated to bear the cost of any capital improvements or capital repairs to the Hotels or the other expenses borne by the Lessor, as described below.

  Lessor Expenses. The Lessor will be responsible for the following expenses: real estate taxes, personal property taxes (to the extent the Lessor owns the personal property), casualty insurance on the structures, ground lease rent payments, required expenditures for FF&E (including maintaining the FF&E reserve, to the extent such is required by the applicable Management Agreement) and capital expenditures.

  The consent of the Lessor will be required for any capital expenditures funded by the Lessor (except in an emergency or where the Owner's consent is not required under the Management Agreement) or a change in the amount of the FF&E Reserve payment.

  Crestline Guarantee. Crestline and certain of its subsidiaries will enter into a limited guarantee of the Lease and Management Agreement obligations of each Lessee. For each of four identified "pools" of Hotels, the cumulative limit of the guarantee at any time will be 10% of the aggregate rents under all Leases in such pool paid with respect to the preceding thirteen full Accounting Periods (with an annualized amount based upon the Minimum Rent for those Leases that have not been in effect for thirteen full Accounting Periods). In the event of a payment default under any Lease or failure of Crestline to maintain certain minimum net worth or debt service coverage ratios, the obligations under the guarantees of Leases in each pool will be secured by excess cash flow of each Lessee in such pool, which will be collected, held in a cash collateral account, and disbursed in accordance with agreed cash management procedures.

  Security. The obligations of the Lessee will be secured by a pledge of all personal property (tangible and intangible) of the Lessee related to or used in connection with the operation of the Hotels (including any cash and receivables from the Manager or others held by the Lessee as part of "working capital").

  Working Capital. Each Lessor will sell the existing working capital (including Inventory and Fixed Asset Supplies (as defined in the Uniform System of Accounts for Hotels) and receivables due from the Manager, net of accounts payable and accrued expenses) to the applicable Lessee upon the commencement of the Lease at a price equal to the fair market value of such assets. The purchase price will be represented by a note evidencing a loan that bears interest at a rate per annum equal to the "long-term applicable federal rate" in effect on the commencement of the Lease. Interest owed on the working capital loan will be due simultaneously with each periodic Rent payment and the amount of each payment of interest will be credited against such Rent payment. The principal amount of the working capital loan will be payable upon termination of the Lease. At the termination or expiration of the Lease, the Lessee will sell to the Lessor the then existing working capital at a price equal to the value of such assets at that time. The Lessor will pay the purchase price of the working capital by offsetting the purchase price against the outstanding principal balance of the working capital loan. To the

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

extent that the value of the working capital delivered to the Lessor exceeds the value of the working capital delivered by the Lessor to the Lessee at the commencement of the Lease, the Lessor shall pay to the Lessee an amount equal to the difference in cash. To the extent that the value of the working capital delivered to the Lessor is less than the value of the working capital delivered by the Lessor to the Lessee at the commencement of the Lease, the Lessee shall pay to the Lessor an amount equal to the difference in cash.

  Termination of Leases upon Disposition of Full-Service Hotels. In the event the applicable Lessor enters into an agreement to sell or otherwise transfer any full-service Hotel free and clear of the applicable Lease, the Lessor must pay the Lessee a termination fee equal to the fair market value of the Lessee's leasehold interest in the remaining term of the Lease. For purposes of determining the fair market value, a discount rate of 12% will be assumed, and the annual income for each remaining year of the Lease will be assumed to be the average annual income generated by the Lessee during the three fiscal years preceding the termination date or if the Hotel has not been in operation for at least three fiscal years, then the average during the preceding fiscal years that have elapsed, and if the Hotel has not been in operation for at least twelve months, then the assumed annual income shall be determined on a pro forma basis. Alternatively, the Lessor will be entitled to (i) substitute a comparable Hotel or Hotels (in terms of economics and quality for the Lessor and the Lessee as agreed to by the Lessee) for any Hotel that is sold or (ii) sell the Hotel subject to the Lease (subject to the Lessee's reasonable approval if the sale is to an entity that does not have sufficient financial resources and liquidity to fulfill the "owner's" obligations under the Management Agreement and the Lessor's obligations under the Lease, or does not satisfy specified character standards) without being required to pay a termination fee. In addition, the Lessors collectively and the Lessees collectively will each have the right to terminate up to twelve Leases without being required to pay any fee or other compensation as a result of such termination, but the Lessors will be permitted to exercise such right only in connection with sales of Hotels to an unrelated third party or the transfer of a Hotel to a joint venture in which the Operating Partnership does not have a two-thirds or greater interest.

  Termination of the Leases upon Changes in Tax Laws. In the event that changes in the federal income tax laws allow the Lessors, or subsidiaries or affiliates of the Lessors, to directly operate the Hotels without jeopardizing Host REIT's status as a REIT, the Lessors will have the right to terminate all, but not less than all, of the Leases (excluding Leases of Hotels that must still be leased following the tax law change) in return for paying the Lessees the fair market value of the remaining terms of the Leases, valued in the same manner as provided above under "Termination of Leases upon Disposition of Hotels." The payment will be payable in cash or, subject to certain conditions, Common Shares, at the election of the Lessor and Host REIT.

  Damage or Destruction. If a Hotel is partially or totally destroyed and is no longer suitable for use as a hotel (as reasonably determined by the Lessor), the Lease of such Hotel shall automatically terminate and the insurance proceeds shall be retained by the Lessor, except for any proceeds attributable to personal property owned by the Lessee or business interruption insurance. In this event, no termination fee shall be owed to the Lessee. If a Hotel is partially destroyed, but is still suitable for use as a hotel (as reasonably determined by the Lessor), the Lessee, subject to the Lessor agreeing to release the insurance proceeds to fund any shortfall in the insurance proceeds, shall apply the insurance proceeds to restore the Hotel to its preexisting condition. The Lessor shall fund any shortfall in insurance proceeds less than or equal to five percent of the estimated cost of repair. The Lessor may fund, in its sole discretion, any shortfall in insurance proceeds greater than five percent of the estimated cost of the repair, provided that if the Lessor elects not to fund such shortfall, the Lessee may terminate the Lease and the Lessor shall pay to the Lessee a termination fee equal to the Lessee's Operating Profit for the immediately preceding Fiscal Year. The term "Lessee's Operating Profit" shall mean for any Fiscal Year an amount equal to revenues due to the Lessee from the leased property after the payment of all expenses relating to the operation of leasing of the leased property less rent paid to the Lessor. If and to the extent any damage or destruction results in a reduction of Gross Revenues which would otherwise be realizable from the operation of the Hotel, the Lessor shall receive all loss of income insurance and the Lessee shall have no obligation to pay rent, for any Accounting Period until the effects of the damage are restored, in excess of the greater of (i) one-thirteenth of the total Rent paid in the fiscal year prior to the casualty or (ii) Percentage Rent calculated for the current Accounting Period.

  Events of Default. Except as otherwise provided below, and subject to the notice and, in some cases, cure periods in the Lease, the Lease may be terminated without penalty by the applicable Lessor if any of the following Events of Default (among others) occur:

  .  Failure to pay Rent within ten days after the due date;

  . Failure to comply with, or observe any of, the terms of the Lease (other than the failure to pay Rent) for 30 days after notice from the Lessor, including failure to properly maintain the Hotel (other than by reason of the failure of the Lessor to perform its obligations under the Lease), such period to be extended for up to an additional 90 days if such default cannot be cured with due diligence within 30 days;

  . Acceleration of maturity of certain indebtedness of the Lessee with a principal amount in excess of $1,000,000;

  . Failure of Crestline to maintain minimum net worth or debt service coverage ratio requirements;

  . Filing of any petition for relief, bankruptcy or liquidation by or against the Lessee or any parent company of the Lessee;

  . The Lessee voluntarily ceases to operate the Hotel for 30 consecutive days, except as a result of a casualty, condemnation or emergency situation;

  . A change in control of Crestline, the Lessee or any subsidiary of Crestline that is a direct or undirect parent of the Lessee. Unless the change in control involves an "adverse party" which would include a competitor in the hotel business, a party without adequate financial resources, a party that has been convicted of a felony (or controlled by such a person), or a party who would jeopardize Host REIT's qualification as a REIT, the Lessor must pay a termination fee equal to the Lessee's Operating Profit from the Hotel for the immediately preceding Fiscal Year); or

  . The Lessee, or Crestline or Lessee's direct parent defaults under the assignment of Management Agreement, the guarantees described above, the noncompetition agreement described below and certain other related agreements between the parties or their affiliates.

  Assignment of Lease. A Lessee will be permitted to sublet all or part of the Hotel or assign its interest under its Lease, without the consent of the Lessor, to any wholly owned and controlled single purpose subsidiary of Crestline, provided that Crestline continues to meet the minimum net worth test and all other requirements of the Lease. Transfers to other parties will be permitted if approved by the Lessor.

  Subordination to Qualifying Mortgage Debt. The rights of each Lessee will be expressly subordinate to qualifying mortgage debt and any refinancing thereof. A default under the loan documents may result in the termination of the Lease by the lender. The lender will not be required to provide a non-disturbance agreement to the Lessee.

  The Lessor will be obligated to compensate the Lessee, on a basis equal to the lease termination provision described in "Termination of Leases upon Disposition of Hotels" above, if the Lease is terminated because of a non-monetary default under the terms of a loan that occurs because of an action or omission by the Lessor (or its affiliates) or a monetary default where there is not an uncured monetary Event of Default of the Lessee. In addition, if any loan is not refinanced in a timely manner, and the loan amortization schedule is converted to a cash flow sweep structure, the Lessee has the right to terminate the Lease after a twelve-month cure period and the Lessor will owe a termination fee as provided above. During any period of time that a cash flow sweep structure is in effect, the Lessor will compensate the Lessee for any lost revenue resulting from such cash flow sweep. The Operating Partnership will guarantee these obligations.

  Personal Property Limitation. If a Lessor reasonably anticipates that the average tax basis of the items of the Lessor's FF&E and other personal property that are leased to the applicable Lessee will exceed 15% of the aggregate average tax basis of the real and personal property subject to the applicable Lease, the following procedures will apply, subject to obtaining lender consent where required:

  . The Lessor will acquire any replacement FF&E that would cause the applicable limits to be exceeded (the "Excess FF&E"), and immediately thereafter the Lessee would be obligated either to acquire such Excess FF&E from the Lessor or to cause a third party to purchase such FF&E.

  . The Lessee would agree to give a right of first opportunity to a Non-Controlled Subsidiary to acquire the Excess FF&E and to lease the Excess FF&E to the Lessee at an annual rental equal to the Market Leasing Factor (as defined below) times the cost of the Excess FF&E. If such Non-Controlled Subsidiary does not agree to acquire the Excess FF&E and to enter into such lease, then the Lessee may either acquire the Excess FF&E itself or arrange for another third party to acquire such Excess FF&E and to lease the same to Lessee.

  . The annual Rent under the applicable Lease would be reduced in accordance with a formula based on Market Recovery rates.

  Certain Actions under the Leases. The Leases prohibit the Lessee from taking the following actions with respect to the Management Agreement without notice to the Lessor and, if the action would have a material adverse effect on the Lessor, the consent of the Lessor: (i) terminate the Management Agreement prior to the expiration of the term thereof; (ii) amend, modify or assign the Management Agreement; (iii) waive (or fail to enforce) any right of the "Owner" under the Management Agreement; (iv) waive any breach or default by the Manager under the Management Agreement (or fail to enforce any right of the "Owner" in connection therewith); (v) agree to any change in the Manager or consent to any assignment by the Manager; or (vi) take any other action which reasonably would be expected to materially adversely affect the Lessor's rights or obligations under the Management Agreement for periods following the termination of the Lease (whether upon the expiration of its term or upon earlier termination as provided for therein).

  Change in Manager. A Lessee will be permitted to change the Manager or the brand affiliation of a Hotel only with the approval of the applicable Lessor, which approval may not be unreasonably withheld. Any replacement manager must be a nationally recognized manager with substantial experience in managing hotels of comparable quality. No such replacement can extend beyond the term of the Lease without the consent of the Lessor, which consent may be withheld in the Lessor's sole discretion.

THE MANAGEMENT AGREEMENTS

 General

  The Lessees will lease the Hotels from the Hotel Partnerships under the Management Agreements between the Hotel Partnerships and the subsidiaries of Marriott International and other companies that currently manage the Hotels. Following the REIT Conversion and as a result of their assumptions of obligations under the Management Agreements, the Lessees will have substantially all of the rights and obligations of the "Owners" of the Hotels under the Management Agreements for the period during which the Leases are in effect (including the obligation to pay the management and other certain fees thereunder) and will hold the Operating Partnership harmless with respect thereto. See "--Management Services Provided by Marriott International and Affiliates--Assignment of Management Agreements."

 Relationship with Marriott International

  Subsidiaries of Marriott International will serve as Managers for a substantial majority of the Operating Partnership's Hotels which will be leased to the Lessees, pursuant to the Management Agreements. Marriott International and its subsidiaries also provide various other services to Host REIT and its affiliates and to Crestline and its affiliates. With respect to these contractual arrangements, the potential exists for disagreement as to contract compliance. Additionally, the possible desire of Host REIT and the Operating Partnership to finance, refinance or effect a sale of any of the Hotels leased to the Lessees and managed by subsidiaries of Marriott International may, depending upon the structure of such transactions, result in a need to modify the Management Agreements with respect to such Hotel. Any such modification proposed by Host REIT or the Operating Partnership may not be acceptable to Marriott International or the applicable Lessee, and the lack of consent from either Marriott International or the applicable Lessee that has assumed the Management Agreement could adversely affect the Operating Partnership's ability to consummate such financing or sale. In addition, certain situations could arise where actions taken by Marriott International in its capacity as manager of competing lodging properties would not necessarily be in the best interests of the Operating Partnership, Host REIT or the Lessees. Nevertheless, the Operating Partnership believes that there is sufficient mutuality of interest between the Operating Partnership, the Lessees and Marriott International to result in a mutually productive relationship.

 Management Services Provided by Marriott International and Affiliates

  General. Under each Management Agreement related to a Marriott International-managed Hotel, the Manager will provide complete management services to the applicable Lessees in connection with its management of such Lessee's Hotels following the REIT Conversion. Except where specifically noted, these relationships are substantially identical to those that exist between the applicable Manager and Host or the applicable Hotel Partnership currently, and that would exist between the Operating Partnership's subsidiaries and the Manager in the event the Leases expire or otherwise terminate while the Management Agreements remain in effect. The services provided by each Manager to each Lessee will include the following:

  Assignment of Management Agreements. The Management Agreements applicable to each Hotel will be assigned to the applicable Lessee for the term of the Lease of such Hotel. The Lessee will be obligated to perform all of the obligations of the Lessor under the Management Agreement during the term of its Lease, other than certain retained obligations including, without limitation, payment of property taxes, property casualty insurance and ground rent, and maintaining a reserve fund for FF&E replacements and capital expenditures, for which the Lessor will retain responsibility. Although the Lessee will assume obligations of the Lessor under the Management Agreement, the Lessor will not be released from its obligations and, if the Lessee fails to perform any obligations, the Manager will be entitled to seek performance by or damages from the Lessor. If the Lease is terminated for any reason, any new or successor Lessee must meet certain requirements for an "Approved Lessee" or otherwise be acceptable to Marriott International. The requirements for an "Approved Lessee" includes that the entity (i) has sufficient financial resources and liquidity to fill the obligations under the Management Agreement, (ii) is not in control of or controlled by persons who have been convicted of felonies, (iii) is not engaged, or affiliated with any person or entity engaged in the business of operating a branded hotel chain having 5,000 or more guest rooms in competition with Marriott International, and (iv) must be a single purpose entity in which Marriott International has a noneconomic membership interest with the same rights as it has in Lessee. Any new lease must be in substantially the same form as the Lease or otherwise be acceptable to Marriott International.

  Operational Services. The Managers will have sole responsibility and exclusive authority for all activities necessary for the day-to-day operation of the Hotels, including establishment of all room rates, the processing of reservations, procurement of inventories, supplies and services, periodic inspection and consultation visits to the Hotels by the Managers' technical and operational experts and promotion and publicity of the Hotels. The Manager will receive compensation from the Lessee in the form of a base management fee and an Incentive Management Fee, which are normally calculated as percentages of gross revenues and operating profits, respectively.

  Executive Supervision and Management Services. The Managers will provide all managerial and other employees for the Hotels; review the operation and maintenance of the Hotels; prepare reports, budgets and projections; provide other administrative and accounting support services, such as planning and policy services, financial planning, divisional financial services, risk planning services, product planning and development, employee planning, corporate executive management, legislative and governmental representation and certain in-house legal services; and protect the "Marriott" trademark and other tradenames and service marks. The Manager also will provide a national reservations system.

  Chain Services. The Management Agreements will require the Manager to furnish certain services (the "Chain Services") that are furnished generally on a central or regional basis to hotels in the Marriott hotel system. Such services will include the following: (i) the development and operation of computer systems and reservation services, (ii) regional management and administrative services, regional marketing and sales services, regional training services, manpower development and relocation costs of regional personnel and (iii) such additional central or regional services as may from time to time be more efficiently performed on a regional or group level. Costs and expenses incurred in providing such services are allocated among all hotels in the Marriott hotel system managed by the Manager or its affiliates and each applicable Lessee will be required to reimburse the Manager for its allocable share of such costs and expenses.

  Working Capital and Fixed Asset Supplies. The Lessee will be required to maintain working capital for each Hotel and fund the cost of fixed asset supplies, which principally consist of linen and similar items. The applicable Lessee will also be responsible for providing funds to meet the cash needs for the operations of the Hotels if at any time the funds available from operations are insufficient to meet the financial requirements of the Hotels.

  Use of Affiliates. The Manager employs the services of its affiliates to provide certain services under the Management Agreements. Certain of the Management Agreements provide that the terms of any such employment must be no less favorable to the applicable Lessee, in the reasonable judgment of the Manager, than those that would be available from the Manager.

  FF&E Replacements. The Management Agreements generally provide that once each year the Manager will prepare a list of FF&E to be acquired and certain routine repairs that are normally capitalized to be performed in the next year ("FF&E Replacements") and an estimate of the funds necessary therefor. Under the terms of the Leases, the Operating Partnership, as lessor, is required to provide to the applicable Lessee, all necessary FF&E for the operation of the Hotels (including funding any required FF&E Replacements). For purposes of funding the FF&E Replacements, a specified percentage (generally 5%) of the gross revenues of the Hotel will be deposited by the Manager into a book entry account (the "FF&E Reserve Account"). These amounts will be treated under the Leases as paid by the Lessees to the Operating Partnership and will be credited against their rental payments. If the Manager determines that more than 5% of the gross revenues of the Hotel will be required to fund repairs for a certain period, the Manager may increase the percentage of gross revenues to be deposited into the FF&E Reserve Account for such periods. In such event, the Operating Partnership may elect to fund such increases through annual increases in the amount deposited by the Manager in the FF&E Reserve Account or to make a lump-sum contribution to the FF&E Reserve Account of the additional amounts required. If the Operating Partnership adopts the first election, the deductions will be credited against the rental obligations of the Lessee. If the Operating Partnership fails to elect either option within thirty days of the request for additional funds or fails to pay the lump-sum within 60 days of its election to do so, the Manager may terminate the Management Agreement. Under certain circumstances, the Manager may make repairs in addition to those set forth on its list, but in no event may it expend more than the amount in the FF&E Reserve Account without the consent of the Operating Partnership and the Lessee.

  Under certain of the Management Agreements, the Operating Partnership must approve the FF&E Replacements, including any FF&E Replacements proposed by the Manager that are not contained on the annual list which was approved by the Operating Partnership and the Lessee. If the Manager and the Operating Partnership agree, the Operating Partnership will acquire or otherwise provide the FF&E Replacements set forth on the approved list. If the Operating Partnership and the Manager are unable to agree on the list within 60 days of its submission, the Operating Partnership will be required to make only those FF&E Replacements specified on such list that are no more extensive than the system standards for FF&E Replacements that the Manager requires for Marriott hotels. For purposes of funding the FF&E Replacements required to be paid for by the

Operating Partnership, each Management Agreement and the Operating Partnership's loan agreements require the Operating Partnership to deposit a designated amount into the FF&E Reserve Account periodically. The Lessees will have no obligation to fund the FF&E Reserve Accounts (and any amounts deposited therein by the Manager from funds otherwise due the Lessee under the Management Agreement will be credited against the Lessee's rental obligation).

  Under each Lease, the Operating Partnership will be responsible for the costs of FF&E Replacements and for decisions with respect thereto (subject to its obligations to the Lessee under the Lease).

  Building Alterations, Improvements and Renewals. The Management Agreements require the Manager to prepare an annual estimate of the expenditures necessary for major repairs, alterations, improvements, renewals and replacements to the structural, mechanical, electrical, heating, ventilating, air conditioning, plumbing and vertical transportation elements of each Hotel. Such estimate will be submitted to the Operating Partnership and the Lessee for their approval. In addition to the foregoing, the Management Agreements generally provide that the Manager may propose such changes, alterations and improvements to the Hotel as are required, in the Manager's reasonable judgment, to keep the Hotel in a competitive, efficient and economical operating condition or in accordance with Marriott standards. The cost of the foregoing shall be paid from the FF&E Reserve Account; to the extent that there are insufficient funds in such account, the Operating Partnership is required to pay any shortfall. Under the Management Agreements (and the Leases), neither the Operating Partnership nor the Lessee may unreasonably withhold consent to repairs and other changes which are required under applicable law or any of the Manager's "life-safety" standards and, if the Operating Partnership and the Lessee fail to approve any of the other proposed repairs or other changes within 60 days of the request therefor, the Manager may terminate the Management Agreement. Under certain other of the Management Agreements, if the Operating Partnership and the Manager are unable to agree on the estimate within 60 days of its submission, the Operating Partnership will be required to make only those expenditures that are no more extensive than the Manager requires for Marriott hotels generally, as the case may be. Under the terms of the Leases, the Operating Partnership will be responsible for the costs of the foregoing items and for decisions with respect thereto (subject to its obligations to the Lessees under the Leases).

  Service Marks. During the term of the Management Agreements, the service mark "Marriott" and other symbols, logos and service marks currently used by the Manager and its affiliates may be used in the operation of the Hotels. Marriott International (or its applicable affiliates) intends to retain its legal ownership of these marks. Any right to use the service marks, logo and symbols and related trademarks at a Hotel will terminate with respect to that Hotel upon termination of the Management Agreement with respect to such Hotel.

  Termination Fee. Certain of the Management Agreements provide that if the Management Agreement is terminated prior to its full term due to casualty, condemnation or the sale of the Hotel, the Manager will receive a termination fee as specified in the specific Management Agreement. Under the Leases, the responsibility for the payment of any such termination fee as between the Lessee and the Operating Partnership will depend upon the cause for such termination.

  Termination for Failure to Perform. Substantially all of the Management Agreements may be terminated based upon a failure to meet certain financial performance criteria, subject to the Manager's right to prevent such termination by making certain payments to the Lessee based upon the shortfall in such criteria.

  Events of Default. Events of default under the Management Agreements include, among others, the following: (i) the failure of either party to make payments pursuant to the Management Agreement within ten days after written notice of such nonpayment has been made, (ii) the failure of either party to perform, keep or fulfill any of the covenants, undertakings, obligations or conditions set forth in the Management Agreement and the continuance of such default for a period of 30 days after notice of said failure or, if such default is not susceptible of being cured within 30 days, the failure to commence said cure within 30 days or thereafter fails to diligently pursue such efforts to completion, (iii) if either party files a voluntary petition in bankruptcy or insolvency or a petition for reorganization under any bankruptcy law or admits that it is unable to pay its debts as they become due, (iv) if either party consents to an involuntary petition in bankruptcy or fails to vacate, within 90 days from the date of entry thereof, any order approving an involuntary petition by such party; or (v) if an order, judgment or decree by any court of competent jurisdiction, on the application of a creditor, adjudicating either party as bankrupt or insolvent or approving a petition seeking reorganization or appointing a receiver, trustee, or liquidator or all or a substantial part of such party's assets is entered, and such order, judgment or decree continues unstayed and in effect for any period of 90 days.

  As described above, all fees payable under the Management Agreements will become obligations of the Lessees, to be paid by the Lessees, as modified prior to the consummation of the REIT Conversion, for so long as the Leases remain in effect. The Lessees' obligations to pay these fees, however, could adversely affect the ability of one or more Lessees to pay Base Rent or Percentage Rent payable under the Leases, even though such amounts otherwise are due and owing to the Operating Partnership. Moreover, the Operating Partnership remains obligated to the Manager to the extent the Lessee fails to pay these fees.

NONCOMPETITION AGREEMENT

  Crestline, Host and the Non-Controlled Subsidiary which will lease to Crestline any Excess FF&E existing as the commencement of the Leases (the "Initial FF&E Lessor") will enter into a noncompetition agreement in connection with the Initial E&P Distribution. Pursuant to this non-competition agreement, Crestline will agree, among other things, that until the earlier of December 31, 2008 and the date on which it is no longer a Lessee for more than 25% by number of the hotels owned by Host at the time of the Initial E&P Distribution, it will not (i) own, operate or otherwise control (as owner or franchisor) any full-service hotel brand or franchise, or purchase, finance or otherwise invest in full-service hotels, or act as an agent or consultant with respect to any of the foregoing activities, except for acquisitions of property used in hotels as to which Crestline is the Lessee, investments in full-service hotels which represent an immaterial portion of a merger or similar transaction or a minimal portfolio investment in another entity, limited investments (whether debt or equity) in full-service hotels as to which Crestline is the Lessee or activities undertaken with respect to its business of providing asset management services to hotel owners, or (ii) without the consent of Host, manage any of the hotels owned by Host, other than to provide asset management services as described in "Certain Relationships and Related Transactions--Relationship between Host REIT and Crestline Capital Corporation After the Initial E&P Distribution--Asset Management Agreement." Host and the Initial FF&E Lessor will agree, among other things, that, (i) until December 31, 2003, neither of them will purchase, finance or otherwise invest in senior living communities, or act as an agent or consultant with respect to any of the foregoing activities (except for acquisitions of communities which represent an immaterial portion of a merger or similar transaction or for minimal portfolio investments in other entities) and (ii) until the earlier of December 31, 2008 and the date on which Crestline is no longer a Lessee for more than 25% by number of the hotels owned by Host at the time of the Initial E&P Distribution, neither of them will lease, as tenant or subtenant, limited- or full-service hotel properties and act as operator or franchisee thereof, or purchase, finance or otherwise invest in persons or entities which engage in any of the foregoing activities, or act as an agent or consultant with respect to any of the foregoing activities (except for acquisitions of entities which engage in any of the foregoing activities where the prohibited activities represent an immaterial portion of a merger or similar transaction, or minimal portfolio investments in other entities which engage in any of the foregoing activities, or certain leasing arrangements existing at the time of the Initial E&P Distribution or entered into in the future between Host and the Initial FF&E Lessor or Host and certain other related parties, or the management by Host of any hotels in which Host or the Initial FF&E Lessor has an equity interest). In addition, both Crestline and Host will agree not to hire or attempt to hire any of the other company's senior employees at any time prior to December 31, 2000.

INDEBTEDNESS

  As of June 19, 1998, the Company had the following debt outstanding:

                                                                 OUTSTANDING
                                                              PRINCIPAL BALANCE
                                                              AT JUNE 19, 1998
                                                             ------------------
                                                                (IN MILLIONS)
Properties Notes, with a rate of 9 1/2% due May 2005.......        $   600
New Properties Notes, with a rate of 8 7/8% due July 2007..            600
Acquisitions Notes, with a rate of 9% due December 2007....            350
Senior Notes, with an average rate of 9 3/4% at June 19,
 1998, maturing through 2012...............................             35
                                                                   -------
  Total Notes..............................................          1,585
                                                                   -------
Mortgage debt (nonrecourse) secured by $2.6 billion of real
 estate assets,
 with an average rate of 8.5% at June 19, 1998, maturing
 through 2022..............................................          1,868(1)
Line of Credit, secured by $500 million of real estate as-
 sets, with a variable rate of Eurodollar plus 1.7% or Base
 Rate (as defined) plus 0.7% at the option of the Operating
 Partnership (7.4% at June 19, 1998) due June 2004 ........             22
                                                                   -------
  Total Mortgage Debt......................................          1,890
                                                                   -------
Other notes, with an average rate of 7.4% at June 19, 1998,
 maturing through 2017.....................................             87
Capital lease obligations..................................              8
                                                                   -------
  Total Other Debt.........................................             95
                                                                   -------
  Total Debt...............................................        $ 3,570(2)
                                                                   =======

--------
(1) Includes consolidated mortgage indebtedness of Atlanta Marquis, Desert Springs, Hanover, MHP and MHP2, which, on an individual Partnership basis, is as follows:

                                 OUTSTANDING
                             PRINCIPAL BALANCE AT MATURITY  INTEREST      1998
                                 JUNE 19, 1998      DATE      RATE    DEBT SERVICE
                             -------------------- --------- --------- -------------
                                (IN MILLIONS)                         (IN MILLIONS)
   Atlanta Marquis
     First mortgage debt...          $163         02/11/10      7.4%      $14.1
                                     ----                                 -----
   Desert Springs
     First mortgage debt...           102         12/11/22      7.8%        9.4
     Mezzanine debt........            20         12/12/10   10.365%        2.8
                                     ----                                 -----
       Total Desert Springs
        debt...............           122                                  12.2
                                     ----                                 -----
   Hanover
     Mortgage debt.........            30         08/01/04     8.58%        3.0
                                     ----                                 -----
   MHP
     First mortgage debt...           151         01/01/08     7.48%       12.7
     Second mortgage debt..            83         05/01/00    9.125%        9.2
     Construction loan.....             3         01/01/08     7.48%        --
                                     ----                                 -----
       Total MHP debt......           237                                  21.9
                                     ----                                 -----
   MHP2
     Mortgage debt.........           220         10/11/07     8.22%       22.6
                                     ----                                 -----
       Total consolidated
        debt included
        above..............          $772                                 $73.8
                                     ====                                 =====

(2) The consolidated Company debt of $3,570 million does not include indebtedness of Chicago Suites, MDAH and PHLP, which, on an individual Partnership basis, is as follows, and would increase the Operating Partnership's total indebtedness to $3,873 million at June 19, 1998.

                                 OUTSTANDING
                             PRINCIPAL BALANCE AT MATURITY                        1998
                                JUNE 19, 1998       DATE     INTEREST RATE    DEBT SERVICE
                             -------------------- -------- ------------------ -------------
                                (IN MILLIONS)                                 (IN MILLIONS)
   Chicago Suites
     Mortgage debt.........         $ 24.3        06/12/01 3 month LIBOR + 2%     $ 2.5(a)
                                    ------
   MDAH
     Note A................           73.1        12/15/99     LIBOR + 1%           5.9
     Note B................           27.8        12/15/99       LIBOR              1.6
     Note C................            9.3        12/15/10    No interest           --
                                    ------                                        -----
                                     110.2                                          7.5(b)
                                    ------
   PHLP
     Mortgage debt.........          168.9        12/22/99    LIBOR + 1.5%         20.2(c)
                                    ------
       Total unconsolidated
        debt...............         $303.4
                                    ======

  --------
  (a) Scheduled principal and interest payments are forecast at $2.5 million for 1998. In June 1998, $766,000 in principal was repaid from 1997 excess cash. A principal payment will be made in June 1999 from 1998 excess cash.
  (b) Scheduled principal and interest payments are forecast at $5.9 million for Note A and $1.6 million for Note B. Additionally, in June 1998, $2.9 million in principal was repaid on Note A and $8.5 million was repaid on Note B from 1997 excess cash. A principal payment will be made in May 1999 from 1998 excess cash.
  (c) Interest expense is forecast at $14.2 million for 1998. Minimum principal payments are $6.0 million. On February 23, 1998, $3.8 million was repaid in principal from 1997 excess cash. A principal payment will be made in February 1999 from 1998 excess cash.

  Aggregate debt maturities at June 19, 1998, excluding capital lease obligations, are (in millions):

   1998.................................................................. $  302
   1999..................................................................     29
   2000..................................................................    133
   2001..................................................................     76
   2002..................................................................    150
   Thereafter............................................................  2,872
                                                                          ------
                                                                          $3,562
                                                                          ======

  Bond Refinancing. On August 5, 1998, HMH Properties, Inc. ("HMH Properties"), a subsidiary of Host that will merge into the Operating Partnership prior to the Effective Date, issued $1.7 billion of 7 7/8% senior notes issued in two series, consisting of $500 million due 2005 and $1.2 billion due 2008 (the "New Senior Notes"). The New Senior Notes are guaranteed by Host, Host Marriott Hospitality, Inc. and certain subsidiaries of HMH Properties and are secured by pledges of equity interests in certain subsidiaries of HMH Properties. The Operating Partnership will assume the New Senior Notes in connection with the REIT Conversion and the guarantee by Host is expected to terminate on the Effective Date.

  The indenture under which the New Senior Notes were issued contains covenants restricting the ability of HMH Properties and certain of its subsidiaries to incur indebtedness, acquire or sell assets or make investments in other entities, and make distributions to equityholders of HMH Properties and (following the REIT Conversion) the Operating Partnership. Following the REIT Conversion, the indenture permits the Operating

Partnership to make distributions to holders of OP Units, including Host REIT, in amounts equal to the greater of (i) 95% of FFO plus net proceeds of equity offerings (provided that no event of default under the indenture has occurred and is continuing and the Operating Partnership is able to incur debt under the applicable indenture covenants) or (ii) an amount sufficient to permit Host REIT to maintain its status as a REIT and satisfy certain other requirements (provided that no event of default under the indenture has occurred and is continuing and the Operating Partnership has a consolidated debt to adjusted total assets ratio that is less than a specified level). The indenture also permits the Operating Partnership to make distributions to Host REIT sufficient to enable Host REIT to make the E&P Distribution. The New Senior Notes also contain a financial covenant requiring the maintenance of a specified ratio of unencumbered assets to unsecured debt.

  New Credit Facility. On August 5, 1998, HMH Properties entered into a $1.25 billion credit facility (the "New Credit Facility") provided by a syndicate of financial institutions (the "Lenders") led by Bankers Trust Company. The New Credit Facility provides the Company with (i) a $350 million term loan facility (subject to increases as provided in the succeeding paragraph) and
(ii) a $900 million revolving credit facility. The New Credit Facility will have an initial term of three years with two one-year options to extend. The proceeds of the New Credit Facility, along with the proceeds from the New Senior Notes, were used to fund the purchase of $1.55 billion of senior notes of HMH Properties at the initial closing on August 5, 1998, and repay $22 million of outstanding borrowings under a line of credit provided by the Lenders to certain subsidiaries of Host and will be used (i) to acquire full-service hotels and other real estate assets including, under certain circumstances, senior living properties, (ii) under certain circumstances, to develop new full-service hotels and (iii) for general working capital purposes.

  The term loan facility was funded on the closing date of the New Credit Facility. The $350 million term loan facility may be increased by up to $250 million after the initial closing and will be available, subject to terms and conditions thereof and to the commitment of sufficient Lenders, in up to two drawings to be made on or prior to the second anniversary of the closing of the New Credit Facility. The Lenders will advance funds under the revolving credit facility as requested by the Company with minimum borrowing amounts and frequency limitations to be agreed upon, subject to customary conditions including, but not limited to, (i) no existing or resulting default or event of default under the New Credit Facility and (ii) continued accuracy of representations and warranties in all material respects. As of September 28, 1998, approximately $350 million was outstanding under the New Credit Facility.

  The interest rate applicable to the New Credit Facility and the unused commitment fee applicable to the revolving portion of the New Credit Facility are calculated based on a spread over LIBOR that will fluctuate based on the quarterly recalculation of a leverage ratio set forth in the New Credit Facility. The New Credit Facility provides that in the event that the Company achieves one of several investment grade long-term unsecured indebtedness ratings, the spread over LIBOR applicable to the New Credit Facility will be fixed based on the particular rating achieved. If the Company elects to exercise its one-year extensions, the Company will be required to amortize approximately 22.5% per annum of the principal amount outstanding under the New Credit Facility at the end of the initial three-year term.

  The Company's obligations under the New Credit Facility are guaranteed, subject to certain conditions, on a senior basis by Host, Host Marriott Hospitality, Inc. and certain of HMH Properties' existing and future subsidiaries. The New Credit Facility will be assumed by the Operating Partnership in connection with the REIT Conversion and the guarantee of Host is expected to terminate on the Effective Date. In addition, certain subsidiaries of Host Marriott other than HMH Properties and its subsidiaries may, under certain circumstances, guarantee the obligations under the New Credit Facility in the future. Borrowings under the New Credit Facility will rank pari passu with the New Senior Notes and other existing and future senior indebtedness of the Company. The New Credit Facility is secured, on an equal and ratable basis, with the New Senior Notes by a pledge of the capital stock of certain direct and indirect subsidiaries of HMH Properties. In addition, the New Credit Facility may, under certain circumstances in the future, be secured by a pledge of capital stock of certain subsidiaries of Host other than HMH Properties and its subsidiaries.

  The New Credit Facility includes financial and other covenants that require the maintenance of certain ratios with respect to, among other things, maximum leverage, limitations on indebtedness, minimum net worth and interest and fixed charge coverage and that restrict payment of distributions and investments, acquisitions and sales of assets by the Company. Following the REIT Conversion, the New Credit Facility permits the Operating Partnership to make distributions to holders of OP Units, including Host REIT, in an aggregate amount for every four fiscal quarters equal to the greater of (i) 85% of adjusted funds from operations plus the net proceeds of equity offerings and (ii) the minimum amount necessary to permit Host REIT to maintain its status as a REIT and to satisfy certain other requirements, provided that no specified default or event of default has occurred under the New Credit Facility and is continuing. The New Credit Facility also permits the Operating Partnership to make distributions to Host REIT sufficient to enable Host REIT to make the E&P Distribution.

                        DISTRIBUTION AND OTHER POLICIES

  The following is a discussion of the anticipated policies with respect to distributions, investments, financing, lending, conflicts of interest and certain other activities of the Operating Partnership and Host REIT. Upon consummation of the REIT Conversion, the Operating Partnership's policies with respect to these activities will be determined by the Board of Directors of Host REIT and may be amended or revised from time to time at the discretion of the Board of Directors without notice to, or a vote of, the shareholders of Host REIT or the limited partners of the Operating Partnership, except that changes in certain policies with respect to conflicts of interest must be consistent with legal and contractual requirements.

DISTRIBUTION POLICY

  Host REIT and the Operating Partnership intend to pay regular quarterly distributions to holders of Common Shares and OP Units. Host REIT and the Operating Partnership anticipate that distributions will be paid during January, April, July and October of each year, except that the first distribution in 1999 is expected to be paid at the end of February if the REIT Conversion is completed in 1998. The following discussion and the information set forth in the table and footnotes below should be read in conjunction with the Pro Forma Statements of Operations and notes thereto, "Summary--Forward Looking Statements," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Although the Code generally requires a REIT to distribute 95% of its taxable income for each year (within a certain period after the end of such year), the Operating Partnership will establish its initial distribution at a level that will enable Host REIT to distribute to its shareholders an amount equal to 100% of its taxable income (other than capital gains, which will be addressed on a case-by-case basis) for each year no later than the end of January of the following year. The Operating Partnership anticipates that distributions generally will be paid from cash available for distribution, but to the extent that cash available for distribution is insufficient, the Operating Partnership intends to borrow funds in order to make distributions consistent with such distribution policy. Based upon Host's preliminary estimate of Host REIT's taxable income for the twelve months ending December 31, 1999, Host and the Operating Partnership currently estimate that this policy will result in an initial annual distribution by the Operating Partnership of approximately $0.84 per OP Unit ($0.21 per quarter) during the twelve months ending December 31, 1999.

  The Operating Partnership has estimated its cash available for distribution during the twelve months ending December 31, 1999 based upon the Operating Partnership's pro forma cash from operations during the fifty-two weeks ended June 19, 1998 (the "Last Twelve Months"), adjusted for certain known material events and/or contractual commitments that either have occurred or will occur prior to December 31, 1999. No effect was given to any changes in working capital resulting from changes in current assets and liabilities (which changes are not expected to be material) or to any immaterial changes in the net amount of cash estimated to be used for (or provided by) investing activities or financing activities. Rental income is recognized only for leases to be executed at or prior to completion of the REIT Conversion. The estimates of cash available for distribution are not intended to be a projection or forecast of the Operating Partnership's results of operations or its liquidity. The following table describes the calculation of the Operating Partnership's pro forma cash from operations during the Last Twelve Months and its estimated cash available for distribution, cash from contingent rents and borrowings to make estimated distributions during the twelve months ending December 31, 1999:

                                                                   (DOLLARS IN
                                                                    MILLIONS,
                                                                  EXCEPT PER OP
                                                                  UNIT AMOUNTS)
                                                                  -------------
Pro forma income before extraordinary items for the fiscal year
 ended January 2, 1998...........................................     $  24
  Plus: Pro forma income (loss) before extraordinary items for
   the First Two Quarters 1997...................................       161
  Less: Pro forma income (loss) before extraordinary items for
      the First Two Quarters 1998................................      (151)
                                                                      -----
Pro forma income before extraordinary items for the Last Twelve
 Months..........................................................        34
  Plus: Pro forma loss on sale of real estate for the Last Twelve
      Months(1)..................................................        15
  Plus: Pro forma real estate related depreciation and
      amortization for the Last Twelve
      Months(2)..................................................       337
  Plus: Pro forma portion of cash from operations of
      unconsolidated equity investments for the Last Twelve
      Months, net of pro forma equity in earnings of affiliates
      for the Last Twelve Months(3)..............................        37
  Less: One-time gain for the Last Twelve Months(4)..............       (10)
  Less: Pro forma portion of cash from operations relating to minority owners for the Last Twelve Months, net of pro
      forma portion of minority interest relating to OP Units for
      the Last Twelve Months(5)..................................        (8)
                                                                      -----
Pro forma cash from operations during the Last Twelve Months.....       405
Adjustments:
  FF&E reserves(6)...............................................      (178)
  Principal repayments(7)........................................       (64)
                                                                      -----
Estimated cash available for distribution during the twelve
 months ending December 31, 1999.................................       163
                                                                      -----
Adjustments:
  Estimated cash from contingent rents(8)........................        54
  Estimated borrowings to make estimated initial annual cash
   distributions ................................................     $   9
                                                                      -----
Total estimated initial annual cash distributions during the
 twelve months ending December 31, 1999(9).......................     $ 226
                                                                      =====
Estimated initial annual cash distributions per OP Unit during
 the twelve months ending December 31, 1999(10)..................     $0.84
                                                                      =====

--------
 (1) Represents loss on sale of real estate for the last two quarters 1997 of $15 million.
 (2) Represents pro forma real estate related depreciation and amortization for the fiscal year ended January 2, 1998 of $339 million minus pro forma real estate related depreciation and amortization for the First Two Quarters 1997 of $153 million plus pro forma real estate related depreciation and amortization for the First Two Quarters 1998 of $151 million.
 (3) Represents pro forma portion of cash from operations of unconsolidated equity investments, net of pro forma equity in earnings of affiliates, for the fiscal year ended January 2, 1998 of $39 million minus pro forma portion of cash from operations of unconsolidated equity investments, net of pro forma equity in earnings of affiliates, for the First Two Quarters 1997 of $15 million plus pro forma portion of cash from operations of unconsolidated equity investments, net of pro forma equity in earnings of affiliates, for the First Two Quarters 1998 of $16 million.
 (4) Represents pro forma one-time gain for the last two quarters 1997 of $10 million.
 (5) Represents pro forma portion of cash from operations relating to minority owners, net of pro forma portion of minority interest relating to OP Units, for the fiscal year ended January 2, 1998 of $10 million minus pro forma portion of cash from operations relating to minority owners, net of pro forma portion of minority interest relating to OP Units, for the First Two Quarters 1997 of $5 million plus pro forma portion of cash from operations relating to minority owners, net of pro forma portion of minority interest relating to OP Units, for the First Two Quarters 1998 of $3 million.
 (6) Represents FF&E reserves for the year ending December 31, 1999 of $178 million based on pro forma FF&E for the Last Twelve Months. Any differences between such estimated amount and the Last Twelve Month pro forma amount are not expected to be material.
 (7) Represents principal repayments required for the year ending December 31, 1999 of $64 million based on the terms of the pro forma indebtedness at June 19, 1998.
 (8) The amount of contingent rent received but deferred pursuant to EITF 98-9, "Accounting for Contingent Rents in Interim Financial Periods," at June 19, 1998 and June 20, 1997 was $261 million and $207 million, respectively. The difference of $54 million represents the elimination of the net effect of these two deferred items, which has the effect of applying the applicable lease rental terms to the historical gross sales from the leased Hotels for the last Twelve Months to estimate rental revenues for the calendar year 1999. Interim and annual revenues will be impacted to the extent percentage rent threshold's under the leases are not met or exceeded. If the rental revenues represented by this adjustment were not realized for the twelve months ending December 31, 1999, then the Operating Partnership would be required to borrow the amount of the shortfall under the New Credit Facility or from other sources to make estimated initial annual cash distributions during 1999.
 (9) Based on a total of 269.4 million OP Units outstanding on a pro forma basis after the Mergers (based upon the maximum price of $15.50 per OP
     Unit) and the preliminary estimated cash distributions during the twelve months ending December 31, 1999 of $0.84 per OP Unit.
(10) Based on a total of 269.4 million OP Units outstanding on a pro forma basis after the Mergers (based upon the maximum price of $15.50 per OP
     Unit).

  If Host's preliminary estimate of $226 million of cash distributions by the Operating Partnership during the twelve months ending December 31, 1999 proves accurate but the Operating Partnership's aggregate estimated cash available for distribution and estimated cash from contingent rents during the twelve months ending December 31, 1999 were only $217 million, then the Operating Partnership would be required to borrow approximately $9 million (or $0.04 per OP Unit) to make such distributions to enable Host REIT to distribute 100% of its estimated taxable income in accordance with its distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions. While the Operating Partnership does not believe this will be necessary, it believes it would be able to borrow the necessary amounts under the New Credit Facility or from other sources (see "Business and Properties--Indebtedness") and that any such borrowing would not have a material adverse effect on its financial condition or results of operations.

  The distributions to shareholders per Common Share are expected to be equal to the amount distributed by the Operating Partnership per OP Unit. However, if the REIT Conversion is not completed until after January 1, 1999, then Host REIT's distributions to shareholders in 1999 would be lower than the Operating Partnership's distributions per OP Unit (by the amount of Host REIT's 1999 corporate income tax payments) until its REIT election becomes effective, which would be no later than January 1, 2000. The Operating Partnership intends to make distributions during 1999 at the estimated level described below even if the REIT election of Host REIT were not effective until January 1, 2000.

  The following table describes the calculation of Host REIT's estimated initial cash distributions and estimated cash distributions per Common Share for the twelve months ending December 31, 1999, based on the Operating Partnership's estimated cash distributions of $0.84 per OP Unit, if the REIT Conversion were to occur on January 1, 1999 but Host REIT's REIT election were not effective until January 1, 2000:

Estimated cash distributions by the Operating Partnership for the twelve months ending December 31, 1999................................  $  226
  Less: Estimated cash distributions to OP Unitholders (other than Host
   REIT)...............................................................     (55)
                                                                         ------
Host REIT's share of estimated cash distributions by the Operating
 Partnership for the twelve months ending December 31, 1999............     171
  Less: Estimated cash payments for federal and state income taxes (if
   Host REIT has not yet made REIT election)(1)........................   (64.5)
                                                                         ------
Estimated cash distributions by Host REIT (if Host REIT has not yet made a REIT election) for the twelve months ending December 31, 1999..  $106.5
                                                                         ======
Estimated cash distributions per Common Share (if Host REIT has not yet made a REIT election) for the twelve months ending December 31,
 1999(2)...............................................................  $ 0.52
                                                                         ======

-------
(1) Estimated cash tax payments based on applying Host REIT's blended statutory tax rate (assumed to be a federal rate of 35%, plus a blended state rate of 5% net of the federal benefit), taking into account utilization of Host REIT's estimated alternative minimum tax ("AMT") credit carryforwards (approximately $21 million) and estimated AMT preferences (approximately $55 million), and applying the resulting effective rate (25%) to estimated taxable income for the year.
(2) Based on a total of 204.2 million Common Shares outstanding.

  Investors are cautioned that Host expects that its preliminary estimate of 1999 taxable income (and the resulting estimated distributions during 1999) may materially change as a result of issuances of additional common or preferred stock by Host either prior to or following the Mergers (which could reduce the distribution per OP Unit in accordance with its distribution policy), changes in operations, acquisitions or dispositions of assets, changes in the preliminary estimate of taxable income for 1999 and various other factors (some of which may be beyond the control of Host REIT and the Operating Partnership). Distributions will be made in the discretion of Host REIT's Board of Directors and will be affected by a number of factors, including the rental payments received by the Operating Partnership from the Lessees with respect to the Leases of the Hotels, the operating expenses of the Operating Partnership, the level of borrowings and interest expense incurred in borrowing, the Operating Partnership's financial condition and cash available for distribution, the taxable income of Host REIT and the Operating Partnership, the effects of acquisitions and dispositions of assets, unanticipated capital expenditures and distributions required to be made on any preferred units issued by the Operating Partnership. Actual results may vary substantially from the estimates and no assurance can be given that the Operating Partnership's estimates will prove accurate or that any level of distributions will be made or sustained.

  For a discussion of the tax treatment of distributions to holders of OP Units, see "Federal Income Tax Consequences--Tax Treatment of Holders of OP Units--Treatment of Operating Partnership Distributions." For a discussion of the annual distribution requirements applicable to REITs, see "Federal Income Tax Consequences--Taxation of Host REIT Following the REIT Conversion--Annual Distribution Requirements Applicable to REITs." For a discussion of the tax treatment of distributions to the holders of Common Shares, see "Federal Income Tax Consequences--Taxation of Taxable U.S. Shareholders of Host REIT Generally," "--Taxation of Tax-Exempt Shareholders of Host REIT" and "-- Taxation of Non-U.S. Shareholders of Host REIT."

INVESTMENT POLICIES

  Investments in Real Estate or Interests in Real Estate. Host REIT is required to conduct all of its investment activities through the Operating Partnership. The Operating Partnership's investment objectives are to (i) achieve long-term sustainable growth in Funds From Operations per OP Unit or Common Share, (ii) increase asset values by improving and expanding the initial Hotels, as appropriate, (iii) acquire additional existing and newly developed upscale and luxury full-service hotels in targeted markets, (iv) develop and construct upscale and luxury full-service hotels and (v) potentially pursue other real estate investments. The Operating Partnership's business will be primarily focused on upscale and luxury full-service hotels. Where appropriate, and subject to REIT qualification rules and limitations contained in the Partnership Agreement, the Operating Partnership may sell certain of its hotels.

  The Operating Partnership also may participate with other entities in property ownership through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over the Operating Partnership's equity interest in such property.

  Investments in Real Estate Mortgages. While the Operating Partnership will emphasize equity real estate investments, it may, in its discretion, invest in mortgages and other similar interests. The Operating Partnership does not intend to invest to a significant extent in mortgages or deeds of trust, but may acquire mortgages as a strategy for acquiring ownership of a property or the economic equivalent thereof, subject to the investment restrictions applicable to REITs. See "Business and Properties--Blackstone Acquisition," "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the Mergers--Income Tests Applicable to REITs" and "--Asset Tests Applicable to REITs." As of June 19, 1998, the Operating Partnership held two mortgages secured by hotels. In addition, the Operating Partnership may invest in mortgage-related securities and/or may seek to issue securities representing interests in such mortgage-related securities as a method of raising additional funds.

  Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. Subject to the percentage ownership limitations and gross and asset income tests necessary for REIT qualification, the Operating Partnership also may invest in securities of other entities engaged in real estate activities or invest in securities of other issuers, including for the purpose of exercising control over such entities. The Operating Partnership may acquire all or substantially all of the securities or assets of other REITs or similar entities where such investments would be consistent with the Operating Partnership's investment policies. No such investments will be made, however, unless the Board of Directors determines that the proposed investment would not cause either Host REIT or the Operating Partnership to be an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

FINANCING POLICIES

  The Operating Partnership's and Host REIT's organizational documents currently contain no restrictions on incurring debt. Host REIT and the Operating Partnership, however, will have a policy of incurring debt only if upon such incurrence the debt-to-total market capitalization of Host REIT and the Operating Partnership would be 60% or less. In addition, the New Senior Notes indenture and the New Credit Facility impose limitations on the incurrence of indebtedness. The Indenture for the Notes also limits the amount of Debt (as defined in the Indenture, see "Description of the Notes-- Limitations on Incurrence of Debt") that the Operating Partnership may incur if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries (as defined in the Indenture) on a consolidated basis is greater than 75% of the Operating Partnership's undepreciated total assets on the date of such incurrence. Indentures for debt issued to replace the public bonds may contain other restrictions. The Operating Partnership may, from time to time, reduce its outstanding indebtedness by repurchasing a portion of such outstanding indebtedness, subject to certain restrictions contained in the Partnership Agreement and the terms of its outstanding indebtedness. The Operating Partnership will from time to time reevaluate its borrowing policies in light of then current economic conditions, relative costs of debt and equity capital, market conditions, market values of properties, growth and acquisition opportunities and other factors. Consequently, the Operating Partnership's financing policy is subject to modification and change. The Operating Partnership may waive or modify its borrowing policy without any vote of the shareholders of Host REIT or the limited partners of the Operating Partnership.

  To the extent that the Board of Directors determines to seek additional capital, Host REIT or the Operating Partnership may raise such capital through equity offerings, debt financing or retention of cash flow or a combination of these methods. As long as the Operating Partnership is in existence, the net proceeds of all equity capital raised by Host REIT will be contributed to the Operating Partnership in exchange for OP Units in the Operating Partnership, which will dilute the ownership interest of limited partners of the Operating Partnership.

  In the future, the Operating Partnership may seek to extend, expand, reduce or renew its New Credit Facility, or obtain new credit facilities or lines of credit, subject to its general policy relating to the ratio of debt-to-total market capitalization, for the purpose of making acquisitions or capital improvements or providing working capital or meeting the taxable income distribution requirements for REITs under the Code. In the future, Host REIT and the Operating Partnership also may determine to issue securities senior to the Common Shares or OP Units, including preferred shares and debt securities (either of which may be convertible into Common Shares or OP Units or may be accompanied by warrants to purchase Common Shares or OP Units).

  The Operating Partnership has not established any limit on the number or amount of mortgages that may be placed on any single hotel or on its portfolio as a whole, although the Operating Partnership's objective is to reduce its reliance on secured indebtedness.

LENDING POLICIES

  The Operating Partnership may consider offering purchase money financing in connection with the sale of a hotel where the provision of such financing will increase the value received by the Operating Partnership for the hotel sold.

CONFLICTS OF INTEREST POLICIES

  Under the MGCL, no contract or transaction between a Maryland corporation and any of its directors or between a Maryland corporation and any other corporation, firm, or other entity in which any of its directors is a director, or has a material financial interest, shall be void or voidable solely for this reason, or solely because the director is present at the meeting of the board or committee of the board which authorizes, approves, or ratifies the contract or transaction, or solely because such director's or directors' votes are counted for such purpose, if (i) the fact of common directorship or interest is disclosed or known to the board of directors or the committee, and the board or committee authorizes, approves, or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, (ii) the fact of common directorship or interest is disclosed or known to the stockholders entitled to vote, and the contract or transaction is authorized, approved, or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested corporation, firm or other entity, or (iii) the contract or transaction is fair and reasonable to the corporation. Common or interested directors or the stock owned by them or by an interested corporation, firm, or other entity may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee of the board or at a meeting of the stockholders, as the case may be, at which the contract or transaction is authorized, approved or ratified.

  Host REIT's Board of Directors has also adopted a policy to address conflicts of interest. In addition, Maryland and Delaware law impose certain duties on the Board of Directors and Host REIT, as general partner of the Operating Partnership (to the extent such duties have not been eliminated pursuant to the Charter or the Partnership Agreement). There can be no assurance, however, that these policies always will be successful in eliminating the influence of such conflicts. If they are not successful, decisions could be made that may fail to reflect fully the interests of all limited partners of the Operating Partnership.

  Host REIT has adopted a policy which would require that all material contracts and transactions between Host REIT, the Operating Partnership or any of its subsidiaries, on the one hand, and a director or executive officer of Host REIT or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate in the judgment of the disinterested directors, the Board of Directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders, although the Board of Directors will have no obligation to do so.

  In addition, under Delaware law (where the Operating Partnership is formed), Host REIT, as general partner, has a fiduciary duty to the Operating Partnership and, consequently, such transactions are subject to the duties of care and loyalty that Host REIT, as general partner, owes to limited partners of the Operating Partnership (to the extent such duties have not been eliminated pursuant to the terms of the Partnership Agreement). The Partnership Agreement provides that (i) in considering to dispose of any of the assets of the Operating Partnership, Host REIT shall take into account the tax consequences to it of any such disposition and shall have no liability to the Operating Partnership or the limited partners for decisions based upon or influenced by such tax consequences (and the Operating Partnership generally is obligated to pay any taxes Host REIT incurs as result of such transactions), (ii) Host REIT, as general partner, is under no obligation to consider the separate interests of the limited partners (including, without limitation, tax consequences) in deciding whether to cause the Operating Partnership to take, or decline to take, any action and (iii) any act or omission by Host REIT, as a general partner, undertaken in the good faith belief that such action is necessary or desirable to protect the ability of Host REIT to continue to qualify as a REIT or to allow Host REIT to avoid incurring liability for taxes under Section 857 or 4981 of the Code (relating to required distributions) is deemed approved by all limited partners.

POLICIES WITH RESPECT TO OTHER ACTIVITIES

  The Operating Partnership may, but does not presently intend to, make investments other than as previously described. Host REIT will make investments only through the Operating Partnership. Host REIT and the Operating Partnership will have authority to offer their securities and to repurchase or otherwise reacquire their securities and may engage in such activities in the future. Host REIT and the Operating Partnership also may make loans to joint ventures in which they may participate in the future to meet working capital needs. Neither Host REIT nor the Operating Partnership will engage in trading, underwriting, agency distribution or sale of securities of other issuers. Host REIT's policies with respect to such activities may be reviewed and modified from time to time by Host REIT's directors without notice to, or the vote of, its shareholders.

                            SELECTED FINANCIAL DATA

  The following table presents certain selected historical financial data of Host which has been derived from Host's audited Consolidated Financial Statements for the five most recent fiscal years ended January 2, 1998 and the unaudited condensed consolidated financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The income statement data for fiscal year 1993 does not reflect the Marriott International Distribution and related transactions and, accordingly, the table presents data for Host for 1993 that includes amounts attributable to Marriott International. As a result of the Marriott International Distribution and related transactions, the assets, liabilities and businesses of Host have changed substantially.

  The information contained in the following table is not comparable to the operations of Host or the Operating Partnership on a going-forward basis because the historical information relates to an operating entity which owns and operates its hotels, while the Company will own the Hotels but will lease them to the Lessees and receive rental payments in connection therewith.

                             FIRST
                         TWO QUARTERS                   FISCAL YEAR
                         --------------  ----------------------------------------------
                          1998    1997   1997(1)  1996(2)  1995(3)  1994(1)  1993(1)(4)
                         ------  ------  -------  -------  -------  -------  ----------
                          (UNAUDITED)             (IN MILLIONS)
INCOME STATEMENT DATA:
  Revenues.............. $  747  $  522  $1,147   $  732   $  484   $  380     $  659
  Operating profit......    374     215     449      233      114      152         92
  Interest expense......    162     122     302      237      178      165        164
  Income (loss) from
   continuing
   operations...........     96      32      47      (13)     (62)     (13)        56
  Net income (loss)(5)..     96      37      50      (13)    (143)     (25)        50
OTHER OPERATING DATA:
  Cash from operations..    206     193     464      201      142      146        415
  Cash provided by (used
   in) investing
   activities...........     11    (200) (1,046)    (504)    (208)    (178)      (262)
  Cash provided by (used
   in) financing
   activities...........   (213)   (188)    389      806      200       26       (389)
  Comparative FFO(6)
   (unaudited)..........    206     145     295      164      136      N/A        N/A
  Depreciation and
   amortization.........    125     102     240      168      122      113        N/A
RATIO DATA (UNAUDITED):
  Ratio of earnings to
   fixed charges(7).....    2.0x    1.5x    1.3x     1.0x     --       --         N/A
  Deficiency of earnings
   to fixed charges(7)..    --      --      --       --        70       12        N/A
BALANCE SHEET DATA:
  Cash, cash equivalents
   and short-term
   marketable
   securities........... $  561  $  509  $  865   $  704   $  201   $   67     $   73
  Total assets..........  6,765   5,324   6,526    5,152    3,557    3,366      3,362
  Debt..................  3,784   2,715   3,783    2,647    2,178    1,871      2,113

--------
(1) In the First Two Quarters 1997 and fiscal year 1997, Host recognized a $5 million and a $3 million, respectively, extraordinary gain, net of taxes, on the extinguishment of certain debt. In 1994, Host recognized a $6 million extraordinary loss, net of taxes, on the required redemption of senior notes. In 1993, Host recognized a $4 million extraordinary loss, net of taxes, on the completion of an exchange offer for its then outstanding bonds.
(2) Fiscal year 1996 includes 53 weeks.
(3) Operating results for 1995 include a $10 million pre-tax charge to write down the carrying value of five limited service properties to their net realizable value and a $60 million pre-tax charge to write down an undeveloped land parcel to its estimated sales value. In 1995, Host recognized a $20 million extraordinary loss, net of taxes, on the extinguishment of debt.
(4) Operating results for 1993 include the operations of Marriott
    International through the Marriott International Distribution date of October 8, 1993. These operations had a net pre-tax effect on income of $211 million for the year ended December 31, 1993 and are recorded as "Profit from operations distributed to Marriott International" on Host's consolidated statements of operations and are, therefore, not included in sales, operating profit before corporate expenses and interest, interest expense and interest income for the same period. The net pre-tax effect of these operations is, however, included in income before income taxes, extraordinary item and cumulative effect of changes in accounting principles and in net income for the same periods. Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," was adopted in the first quarter of 1993. In the second quarter of 1993, Host changed its accounting method for assets held for sale. During 1993, Host recorded a $34 million credit to reflect the adoption of SFAS No. 109 and a $32 million charge, net of taxes, to reflect the change in its accounting method for assets held for sale. Operating results in 1993 included pre-tax expenses related to the Marriott International Distribution totaling $13 million.
(5) Host recorded a loss from discontinued operations, net of taxes, as a result of the Special Dividend (as defined herein) of $61 million in 1995, $6 million in 1994, and $4 million in 1993. The 1995 loss from discontinued operations includes a pre-tax charge of $47 million for the adoption of SFAS No. 121, "Accounting For the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," a pre-tax $15 million restructuring charge and an extraordinary loss of $10 million, net of taxes, on the extinguishment of debt.
(6) Host considers Comparative Funds From Operations ("Comparative FFO," which represents Funds From Operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), plus deferred tax expense) a meaningful disclosure that will help the investment community to better understand the financial performance of Host, including enabling its shareholders and analysts to more easily compare Host's performance to REITs. FFO is defined by NAREIT as net income computed in accordance with GAAP, excluding gains or losses from debt restructurings and sales of properties, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by GAAP. FFO is also not an indicator of funds available to fund the Host's cash needs, including its ability to make distributions. Host's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.
(7) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges is largely the result of depreciation and amortization of $122 million and $113 million in 1995 and 1994, respectively.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

LACK OF COMPARABILITY FOLLOWING THE MERGERS AND THE REIT CONVERSION

  Because substantially all of the Company's Hotels will be leased following the Mergers and the REIT Conversion, the Company does not believe that the historical results of operations of Host will be comparable to the results of operations of the Company following the Mergers and the REIT Conversion. For pro forma information giving effect to the Mergers and the REIT Conversion (including the Leases), see "Unaudited Pro Forma Financial Information."

HISTORICAL RESULTS OF OPERATIONS

  Revenues primarily represent house profit from hotel properties and senior living communities, net gains (losses) on property transactions and equity in the earnings (losses) of affiliates. House profit reflects the net revenues flowing to Host as property owner and represents gross hotel sales less property-level expenses (excluding depreciation, management fees, property taxes, ground and equipment rent, insurance and certain other costs which are classified as operating costs and expenses included in the accompanying financial statements). Other operating costs and expenses include idle land carrying costs and certain other costs.

  Host's hotel operating costs and expenses are, to a great extent, fixed. Therefore, Host derives substantial operating leverage from increases in revenue. This operating leverage is somewhat diluted, however, by the impact of base management fees which are calculated as a percentage of sales, variable lease payments and incentive management fees tied to operating performance above certain established levels. Successful hotel performance resulted in certain of Host's properties reaching levels which allowed the manager to share in the growth of profits in the form of higher management fees. Host expects that this trend will continue in 1998 as the upscale and luxury full-service segments continue to strengthen. At these higher operating levels, Host's and the managers' interests are closely aligned, which helps to drive further increases in profitability, but moderates operating leverage.

  For the periods discussed herein, Host's hotel properties have experienced substantial increases in room revenues generated per available room ("REVPAR"). REVPAR is a commonly used indicator of market performance for hotels which represents the combination of the average daily room rate charged and the average occupancy achieved. REVPAR does not include food and beverage or other ancillary revenues generated by the property. The REVPAR increase primarily represents strong percentage increases in room rates, while occupancy increases have been more moderate. Increases in average room rates have generally been achieved by the managers through shifting occupancies away from discounted group business to higher-rated group and transient business and by selectively increasing room rates. This has been made possible by increased travel due to improved economic conditions and by the favorable supply/demand characteristics existing in the upscale and luxury full-service segments of the lodging industry. Host expects this favorable relationship between supply growth and demand growth to continue in the upscale and luxury markets in which it operates, which should result in improved REVPAR and operating profits at its hotel properties in the near term. However, there can be no assurance that REVPAR will continue to increase in the future.

FIRST TWO QUARTERS 1998 COMPARED TO FIRST TWO QUARTERS 1997 (HISTORICAL)

  Revenues. Revenues primarily represent house profit from Host's hotel properties, net gains (losses) on property transactions and equity in earnings (losses) of affiliates. Revenues increased $225 million, or 43%, to $747 million for the twenty-four weeks ended June 19, 1998 ("First Two Quarters 1998") from $522 million for the twenty-four weeks ended June 20, 1997 ("First Two Quarters 1997"). Host's revenue and operating profit were impacted by improved lodging results for comparable full-service hotel properties, the addition of 18 full-service hotel properties during 1997 and eight full-service properties during the First Two Quarters 1998, the acquisition of 30 senior living communities in 1997 and one senior living community in 1998 and the gain on the sale of two hotel properties in the First Two Quarters 1998.

  Hotel sales (gross hotel sales, including room sales, food and beverage sales, and other ancillary sales such as telephone sales) increased $317 million, or 25%, to $1,574 million in the First Two Quarters 1998, reflecting the REVPAR increases for comparable units and the addition of full-service properties in 1997 and 1998. Improved results for Host's full-service hotels were driven by strong increases in REVPAR for comparable units of 8.2% to $116.66 for the First Two Quarters 1998. Results were further enhanced by a one percentage point increase in the house profit margin for comparable full-service properties. On a comparable basis for Host's full-service hotel properties, average room rates increased over eight percent, while average occupancy decreased slightly.

  Revenues generated from Host's 31 senior living communities totaled $39 million for the First Two Quarters 1998. For the First Two Quarters 1998, average occupancy was almost 92% and the average per diem rate was almost $88, which resulted in revenue per available unit ("REVPAU") of $80.65. Senior living communities' sales totaled $110 million for the First Two Quarters 1998.

  Revenues were also impacted by the gains on the sales of two hotel properties. The New York East Side Marriott was sold for $191 million resulting in a pre-tax gain of approximately $40 million. The Napa Valley Marriott was sold for $21 million resulting in a pre-tax gain of approximately $10 million.

  Operating Costs and Expenses. Operating costs and expenses principally consist of depreciation, management fees, property taxes, ground, building and equipment rent, insurance and certain other costs. Operating costs and expenses increased $66 million to $373 million in the First Two Quarters 1998 from $307 million for the First Two Quarters 1997, primarily representing increased hotel and senior living communities' operating costs, including depreciation and management fees. Hotel operating costs increased $52 million to $343 million for the First Two Quarters 1998 primarily due to the addition of 26 full-service properties during 1997 and the First Two Quarters 1998 and increased management fees and rentals tied to improved property results. As a percentage of hotel revenues, hotel operating costs and expenses decreased to 53% of revenues in the First Two Quarters 1998 from 57% of revenues in the First Two Quarters 1997 due to the significant increases in REVPAR discussed above, as well as the operating leverage as a result of a significant portion of Host's hotel operating costs and expenses being fixed. Host's senior living communities' operating costs and expenses were $20 million for the First Two Quarters 1998.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, Host's operating profit increased $159 million, or 74%, to $374 million for the First Two Quarters 1998. Hotel operating profit increased $88 million, or 40%, to $309 million, or 47% of hotel revenues, for the First Two Quarters 1998 from $221 million, or 43% of hotel revenues, for the First Two Quarters 1997. Specifically, hotels in New York City and Toronto reported significant improvements for the First Two Quarters 1998. Results in Mexico City have also improved as the Mexican economy continues to strengthen. Properties in Florida reported some minor softness in results due to exceptionally poor weather in 1998. Host's senior living communities generated $19 million of operating profit for the First Two Quarters 1998.

  Minority Interest. Minority interest expense increased $6 million to $30 million for the First Two Quarters 1998, primarily reflecting the impact of the consolidation of affiliated partnerships and the acquisition of controlling interests in newly-formed partnerships during 1997 and the First Two Quarters 1998.

  Corporate Expenses. Corporate expenses increased $3 million to $21 million for the First Two Quarters 1998. As a percentage of revenues, corporate expenses decreased to 2.8% of revenues for the First Two Quarters 1998 from 3.4% in the First Two Quarters 1997, reflecting Host's efforts to control its corporate expenses in spite of the substantial growth in revenues.

  REIT Conversion Expenses. REIT Conversion Expenses reflect the professional fees and other expenses associated with the Company's conversion to a REIT.

  Interest Expense. Interest expense increased 33% to $162 million in the First Two Quarters 1998, primarily due to additional debt of approximately $580 million assumed in connection with the 1997 and 1998 full-service hotel additions, approximately $300 million assumed in connection with the acquisition of senior living communities, as well as the issuance of $600 million of 8 7/8% senior notes in July 1997.

  Dividends on Convertible Preferred Securities. The dividends on Convertible Preferred Securities reflect the dividends accrued on the $550 million in 6.75% Convertible Preferred Securities issued by Host in December 1996.

  Interest Income. Interest income increased $3 million to $25 million for the First Two Quarters 1998, primarily reflecting interest earned on cash held for future hotel investments.

  Income before Extraordinary Item. Income before extraordinary item for the First Two Quarters 1998 was $96 million, compared to $32 million for the First Two Quarters 1997.

  Extraordinary Gain. In March 1997, Host purchased 100% of the outstanding bonds secured by a first mortgage on the San Francisco Marriott Hotel. Host purchased the bonds for $219 million, which was an $11 million discount to the face value of $230 million. In connection with the redemption and defeasance of the bonds, Host recognized an extraordinary gain of $5 million, which represents the $11 million discount and the write-off of deferred financing fees, net of taxes.

  Net Income. Host's net income for the First Two Quarters 1998 was $96 million compared to $37 million for the First Two Quarters 1997. For the First Two Quarters 1998 and 1997, basic earnings per common share were $.47 and $.18, respectively and diluted earnings per common share were $.45 and $.18, respectively.

1997 COMPARED TO 1996 (HISTORICAL)

  Revenues. Revenues increased $415 million, or 57%, to $1.1 billion for 1997. Host's revenue and operating profit were impacted by:

  -- improved lodging results for comparable full-service hotel properties;

  -- the addition of 23 full-service hotel properties during 1996 and 18 full-service properties during 1997;

  -- the addition of 30 senior living communities in 1997;

  -- the 1996 sale and leaseback of 16 Courtyard properties and 18 Residence
     Inns; and

  -- the 1997 results including 52 weeks versus 53 weeks in 1996.

  Hotel revenues increased $376 million, or 52%, to $1.1 billion in 1997, as all three of the Company's lodging concepts reported growth in REVPAR. Hotel sales increased $864 million, or 44%, to over $2.8 billion in 1997, reflecting the REVPAR increases for comparable units and the addition of full-service properties during 1996 and 1997. Improved results for the Company's full-service hotels were driven by strong increases in REVPAR for comparable units of 12.6% in 1997. Results were further enhanced by a more than two percentage point increase in the house profit margin for comparable full-service properties. On a comparable basis for Host's full-service properties, average room rates increased almost 11%, while average occupancy increased over one percentage point.

  Revenues generated from Host's 1997 third quarter acquisition of 29 senior living communities totaled $37 million. During 1997, average occupancy of the communities was 92% and the average per diem rate was $84, which resulted in 1997 REVPAR of $77. Overall occupancies for 1997 were lower than the historical and anticipated future occupancies due to the significant number of expansion units added during the year, the overall disruption to the communities as a result of the construction and the time required to fill the expansion units. Senior living communities' sales totaled $111 million for 1997.

  Operating Costs and Expenses. Operating costs and expenses increased $199 million to $698 million for 1997, primarily representing increased hotel and senior living communities' operating costs, including depreciation and management fees. Hotel operating costs increased $188 million to $649 million, primarily due to the addition of 41 full-service properties during 1996 and 1997, and increased management fees and rentals tied to improved property results. As a percentage of hotel revenues, hotel operating costs and expenses decreased to 59% of revenues for 1997, from 64% of revenues for 1996, reflecting the impact of increased 1997 revenues on relatively fixed operating costs and expenses. Host's senior living communities operating costs and expenses were $20 million (54% of revenues) for 1997.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, Host's operating profit increased $216 million, or 93%, to $449 million in 1997. Hotel operating profit increased $188 million, or 73%, to $444 million, or 41% of hotel revenues, for 1997 compared to $256 million, or 36% of hotel revenues, for 1996. In nearly all markets, Host's hotels recorded improvements in comparable operating results. In particular, Host's hotels in the Northeast, Mid-Atlantic and Pacific coast regions benefited from the upscale and luxury full-service room supply and demand imbalance. Hotels in New York City, Philadelphia, San Francisco/Silicon Valley and in Southern California performed particularly well. In 1998, Host expects results to be strong in these markets and other gateway cities in which the Company owns hotels. In 1997, Host's suburban Atlanta properties (three properties totaling 1,022 rooms) generally reported decreased results due to higher activity in 1996 related to the Summer Olympics and the impact of the additional supply added to the suburban areas. However, the majority of Host's hotel rooms in Atlanta are in the core business districts in downtown and Buckhead where they realized strong year-over-year results and were only marginally impacted by the additional supply. Host's senior living communities generated $17 million (46% of revenues) of operating profit.

  Minority Interest. Minority interest expense increased $26 million to $32 million for 1997, primarily reflecting the impact of the consolidation of affiliated partnerships and the acquisition of controlling interests in newly-formed partnerships during 1996 and 1997.

  Corporate Expenses. Corporate expenses increased $4 million to $47 million in 1997. As a percentage of revenues, corporate expenses decreased to 4.1% of revenues in 1997 from 5.9% of revenues in 1996. This reflects Host's efforts to carefully control its corporate expenses in spite of the substantial growth in revenues.

  Interest Expense. Interest expense increased $65 million to $302 million in 1997, primarily due to the additional mortgage debt of approximately $1.1 billion assumed in connection with the 1996 and 1997 full-service hotel additions, approximately $315 million in debt incurred in conjunction with the acquisition of senior living communities, as well as the issuance of $600 million of 8 7/8% senior notes in July 1997.

  Dividends on Convertible Preferred Securities of Subsidiary Trust. The dividends on the Convertible Preferred Securities reflect the dividends on the $550 million in 6.75% Convertible Preferred Securities issued by Host in December 1996.

  Interest Income. Interest income increased $4 million to $52 million for 1997, primarily reflecting the interest income on the available proceeds generated by the December 1996 offering of Convertible Preferred Securities and the proceeds generated by the issuance of the 8 7/8% senior notes in July 1997.

  Income (Loss) Before Extraordinary Items. Income before extraordinary items for 1997 was $47 million, compared to a $13 million loss before extraordinary items for 1996 as a result of the items discussed above.

  Extraordinary Gain (Loss). In March 1997, Host purchased 100% of the outstanding bonds secured by a first mortgage on the San Francisco Marriott Hotel. Host purchased the bonds for $219 million, which was an $11 million discount to the face value of $230 million. In connection with the redemption and defeasance of the bonds, Host recognized an extraordinary gain of $5 million, which represents the $11 million discount less the write-off of unamortized deferred financing fees, net of taxes. In December 1997, Host refinanced the mortgage debt secured by the Marriott's Orlando World Center. In connection with the refinancing, Host recognized an extraordinary loss of $2 million, which represents payment of a prepayment penalty and the write-off of unamortized deferred financing fees, net of taxes.

  Net Income (Loss). Host's net income in 1997 was $50 million, compared to a net loss of $13 million in 1996. Basic earnings per common share was $.25 for 1997, compared to a basic loss per common share of $.07 in 1996. Diluted earnings per common share was $.24 for 1997 compared to a diluted loss per common share of $.07 in 1996.

1996 COMPARED TO 1995 (HISTORICAL)

  Revenues. Revenues increased $248 million, or 51%, to $732 million in 1996. Host's revenue and operating profit were impacted by:

  -- improved lodging results for comparable full-service hotel properties;

  -- the addition of nine full-service hotel properties during 1995 and 23 full-service properties during 1996;

  -- the 1996 and 1995 sale and leaseback of 53 of Host's Courtyard properties and 18 of Host's Residence Inns;

  -- the 1996 change in the estimated depreciable lives and salvage values for certain hotel properties which resulted in additional depreciation expense of $15 million;

  -- the 1996 results including 53 weeks versus 52 weeks in 1995;

  -- the $60 million pre-tax charge in 1995 to write down the carrying value of one undeveloped land parcel to its estimated sales value;

  -- a $10 million pre-tax charge in 1995 to write down the carrying value of certain Courtyard and Residence Inn properties held for sale to their net realizable values included in "Net gains (losses) on property transactions"; and

  -- the 1995 sale of four Fairfield Inns.

  Hotel revenues increased $243 million, or 51%, to $717 million in 1996, as all three of Host's lodging concepts reported growth in REVPAR. Hotel sales increased $590 million, or 44%, to $1.9 billion in 1996, reflecting the REVPAR increases for comparable units and the addition of full-service properties during 1995 and 1996.

  Improved results for Host's full-service hotels were driven by strong increases in REVPAR for comparable units of 11% in 1996. Results were further enhanced by an almost two percentage point increase in the house profit margin for comparable full-service properties. On a comparable basis for Host's full-service properties, average room rates increased 8%, while average occupancy increased over two percentage points.

  Operating Costs and Expenses. Operating costs and expenses increased $129 million to $499 million for 1996, primarily representing increased hotel operating costs, including depreciation, partially offset by the $60 million pre-tax charge in 1995 to write down the carrying value of one undeveloped land parcel to its estimated sales value. Hotel operating costs increased $180 million to $461 million, primarily due to the addition of 32 full-service properties during 1995 and 1996, increased management fees and rentals tied to improved property results and a change in the depreciable lives and salvage values of certain large hotel properties ($15 million). As a percentage of hotel revenues, hotel operating costs and expenses increased to 64% of revenues for 1996, from 59% of revenues for 1995, reflecting the impact of the lease payments on the Courtyard and Residence Inn properties which have been sold and leased back, and the change in depreciable lives and salvage values for certain large hotel properties discussed above, as well as the shifting emphasis to full-service properties. Full-service hotel rooms accounted for 100% of Host's total hotel rooms on January 3, 1997, versus 84% on December 29, 1995.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, Host's operating profit increased $119 million, or 104%, to $233 million in 1996. Hotel operating profit increased $63 million, or 33%, to $256 million, or 36% of hotel revenues, for 1996 compared to $193 million, or 41% of hotel revenues, for 1995. Across the board, the Company's hotels recorded substantial improvements in comparable operating results. In addition, several hotels, including the New York Marriott Marquis, the New York Marriott East Side, the Philadelphia Marriott, the San Francisco Marriott and the Miami Airport Marriott posted particularly significant improvements in operating profit for the year. Host's Atlanta properties also posted outstanding results, primarily due to the 1996 Summer Olympics. Additionally, several hotels which recently converted to the Marriott brand, including the Denver Marriott Tech Center, the Marriott's Mountain Resort at Vail and the Williamsburg Marriott, recorded strong results compared to the prior year as they completed renovations and began to realize the benefit of their conversions.

  Corporate Expenses. Corporate expenses increased $7 million to $43 million in 1996. As a percentage of revenues, corporate expenses decreased to 5.9% of revenues in 1996 from 7.4% of revenues in 1995. This reflects Host's efforts to carefully control its corporate administrative expenses in spite of the substantial growth in revenues.

  Interest Expense. Interest expense increased 33% to $237 million in 1996, primarily due to the additional mortgage debt of approximately $696 million incurred in connection with the 1996 full-service hotel additions and the issuance of $350 million of notes issued by HMC Acquisition Properties, Inc., a wholly-owned subsidiary of Host, in December 1995, partially offset by the net impact of the 1995 redemptions of Host Marriott Hospitality, Inc. notes ("Hospitality Notes").

  Loss from Continuing Operations. The loss from continuing operations for 1996 decreased $49 million to $13 million, as a result of the changes discussed above.

  Net Loss. Host's net loss in 1996 was $13 million, compared to a net loss of $143 million in 1995, which included a $61 million loss from discontinued operations and a $20 million extraordinary loss primarily representing premiums paid on bond redemptions and the write-off of deferred financing fees and discounts on the debt. The basic and diluted loss per common share was $.07 for 1996 and $.90 for 1995.

PRO FORMA RESULTS OF OPERATIONS

  Because substantially all of the Company's Hotels will be leased to the Lessees following the REIT Conversion, the Company does not believe that Host's historical results of operations will be comparable to the results of operations of the Company following the REIT Conversion. Accordingly, a comparison of the Company's pro forma results of operations for the First Two Quarters 1998 to the First Two Quarters 1997 and fiscal year 1997 to fiscal year 1996 have been included below. The following discussion and analysis should be read in conjunction with the Company's combined consolidated financial statements and the Company's unaudited pro forma financial statements and related notes thereto included elsewhere in this Consent Solicitation. The following discussion and analysis has been prepared assuming the following two scenarios:

  . All Partnerships participate and no Notes are issued ("100% Participation with No Notes Issued").

  . All Partnerships participate and Notes are issued with respect to 100% of the OP Units allocable to each Partnership ("100% Participation with Notes Issued").

  These presentations do not purport to represent what combination will result from the Mergers and the REIT Conversion, but instead are designed to illustrate what the composition of the Company would have been like under the above scenarios. Furthermore, the unaudited pro forma financial statements do not purport to represent what the Company's results of operations or cash flows would actually have been if the Mergers and REIT Conversion had in fact occurred on such date or at the beginning of such period or to project the Company's results of operations or cash flows for any future date or period.

100% PARTICIPATION WITH NO NOTES ISSUED--FIRST TWO QUARTERS 1998 COMPARED TO FIRST TWO QUARTERS 1997 (PRO FORMA)

  The following table presents the results of operations for the First Two Quarters 1998 and the First Two Quarters 1997 on a pro forma basis under the scenarios discussed above:

                                    100% PARTICIPATION     100% PARTICIPATION
                                   WITH NO NOTES ISSUED     WITH NOTES ISSUED
                                   ----------------------  --------------------
                                    FIRST TWO QUARTERS     FIRST TWO QUARTERS
                                   ----------------------  --------------------
                                      1998        1997       1998       1997
                                   ----------  ----------  ---------  ---------
                                                 (IN MILLIONS)
Rental revenues..................  $      342  $      336  $     342  $     336
Total revenues...................         345         337        345        337
Operating costs and expenses.....         270         272        269        271
Operating profit before minority
 interest, corporate expenses and
 interest expense................          75          65         76         66
Minority interest................         (11)         (7)       (11)        (7)
Corporate expenses...............         (20)        (18)       (20)       (18)
Interest expense.................        (216)       (221)      (224)      (229)
Interest income..................          13          13         13         13
                                   ----------  ----------  ---------  ---------
Income (loss) before income
 taxes...........................        (159)       (168)      (166)      (175)
Benefit (provision) for income
 taxes...........................           8           7          8          8
                                   ----------  ----------  ---------  ---------
Income (loss) before
 extraordinary items.............  $     (151) $     (161) $    (158) $    (167)
                                   ==========  ==========  =========  =========

  Revenues. Revenues primarily represent lease revenues, net gains (losses) on property transactions and equity in earnings (losses) of affiliates, including the Non-Controlled Subsidiaries. Revenues increased $8 million, or 2%, to $345 million for the First Two Quarters 1998 from $337 million for the First Two Quarters 1997. EITF 98-9, "Accounting for Contingent Rents in Interim Financial Periods," requires a lessor to defer recognition of contingent rental income in interim periods until the specified target that triggers the contingent rental income is achieved. Based on the structure of the Company's leases, only minimum rent was recorded in the First Two Quarters 1998 and First Two Quarters 1997. On a pro forma basis, the Company would have received rental payments of $603 million and $543 million, respectively, resulting in deferred revenue of $261 million and $207 million, respectively, for the First Two Quarters 1998 and First Two Quarters 1997.

  Hotel sales (gross hotel sales, including room sales, food and beverage sales, and other ancillary sales such as telephone sales) increased $136 million, or 8.1%, to over $1.9 billion in the First Two Quarters 1998, reflecting the REVPAR increases for the Company's hotels. Improved results for the Company's hotels were driven by strong increases in REVPAR of 8.3% to $113.67 for the First Two Quarters 1998. Average room rates increased 9%, while average occupancy decreased slightly to 77.8%.

  Operating Costs and Expenses. Operating costs and expenses principally consist of depreciation, property taxes, ground, rent, insurance and certain other costs. Operating costs and expenses decreased $2 million to $270 million in the First Two Quarters 1998. As a percentage of rental revenues, hotel operating costs and expenses decreased to 77% of rental revenues in the First Two Quarters 1998 from 79% of rental revenues in the First Two Quarters 1997 due to the increase in minimum rent under the Company's leases.

  Operating Profit. As a result of the changes in rental revenues and operating costs and expenses discussed above, the Company's operating profit increased $10 million, or 15%,to $75 million for the First Two Quarters 1998. Hotel operating profit increased $7 million, or 10%, to $77 million, or 23% of rental revenues, for the First Two Quarters 1998 from $70 million, or 21% of rental revenues, for the First Two Quarters 1997. The Company's hotels recorded significant improvements in comparable operating results, however, due to EITF 98-9, only minimum rent could be recorded. Specifically, hotels in New York City, Boston, Toronto and Atlanta reported significant improvements for the First Two Quarters 1998. Properties in Florida reported some temporary declines in operating results due to exceptionally poor weather in 1998.

  Minority Interest. Minority interest expense increased $4 million to $11 million for the First Two Quarters 1998, primarily reflecting improved lodging results.

  Corporate Expenses. Corporate expenses increased $2 million to $20 million for the First Two Quarters 1998 due to increased staffing levels and the impact of inflation.

  Interest Expense. Interest expense decreased $5 million to $216 million in the First Two Quarters 1998, primarily due to the impact of principal amortization on the Company's mortgage debt.

  Interest Income. Interest income was unchanged at $13 million for the First Two Quarters 1998 and 1997, respectively.

  Loss before Extraordinary Items. The loss before extraordinary items for the First Two Quarters 1998 was $151 million, compared to $161 million for the First Two Quarters 1997.

100% PARTICIPATION WITH NOTES ISSUED--FIRST TWO QUARTERS 1998 COMPARED TO FIRST TWO QUARTERS 1997 (PRO FORMA)

  Revenues. Revenues increased $8 million, or 2%,to $345 million for the First Two Quarters 1998 from $337 million for the First Two Quarters 1997. Based on the structure of the Company's leases, only minimum rent was recorded in the First Two Quarters 1998 and First Two Quarters 1997. On a pro forma basis, the Company would have received rental payments of $603 million and $543 million, respectively, resulting in deferred revenue of $261 million and $207 million, respectively, for the First Two Quarters 1998 and First Two Quarters 1997.

  Hotel sales (gross hotel sales, including room sales, food and beverage sales, and other ancillary sales such as telephone sales) increased $136 million, or 8.1%, to over $1.9 billion in the First Two Quarters 1998, reflecting the REVPAR increases for the Company's hotels. Improved results for the Company's hotels were driven by strong increases in REVPAR of 8.3% to $113.67 for the First Two Quarters 1998. Average room rates increased 9%, while average occupancy decreased slightly to 77.8%.

  Operating Costs and Expenses. Operating costs and expenses decreased $2 million to $269 million in the First Two Quarters 1998. As a percentage of rental revenues, hotel operating costs and expenses decreased to 77% of revenues in the First Two Quarters 1998 from 79% of rental revenues in the First Two Quarters 1997 due to the increase in minimum rent under the Company's leases.

  Operating Profit. As a result of the changes in rental revenues and operating costs and expenses discussed above, the Company's operating profit increased $10 million, or 15%,to $76 million for the First Two Quarters 1998. Hotel operating profit increased $7 million, or 10%,to $78 million, or 23% of rental revenues, for the First Two Quarters 1998 from $71 million, or 21% of rental revenues, for the First Two Quarters 1997. Once again, the Company's hotels recorded significant improvements in comparable operating results; however, due to EITF 98-9, only minimum rent could be recorded. Specifically, hotels in New York City, Boston, Toronto and Atlanta reported significant improvements for the First Two Quarters 1998. Properties in Florida reported some temporary declines in operating results due to exceptionally poor weather in 1998.

  Minority Interest. Minority interest expense increased $4 million to $11 million for the First Two Quarters 1998, primarily reflecting improved lodging results.

  Corporate Expenses. Corporate expenses increased $2 million to $20 million for the First Two Quarters 1998 due to increased staffing levels and the impact of inflation.

  Interest Expense. Interest expense decreased $5 million to $224 million in the First Two Quarters 1998, primarily due to the impact of principal amortization on the Company's mortgage debt.

  Interest Income. Interest income remained unchanged at $13 million for the First Two Quarters 1998 and 1997, respectively.

  Loss before Extraordinary Items. The loss before extraordinary items for the First Two Quarters 1998 was $158 million, compared to $167 million for the First Two Quarters 1997.

100% PARTICIPATION WITH NO NOTES ISSUED--1997 COMPARED TO 1996 (PRO FORMA)

  The following table presents the results of operations for the Company for 1997 and 1996 on a pro forma basis under the two pro forma scenarios:

                           100% PARTICIPATION WITH   100% PARTICIPATION WITH
                               NO NOTES ISSUED            NOTES ISSUED
                           ------------------------  ------------------------
                                 FISCAL YEAR               FISCAL YEAR
                           ------------------------  ------------------------
                              1997         1996         1997         1996
                           -----------  -----------  -----------  -----------
                                            (IN MILLIONS)
Rental revenues........... $     1,119  $     1,036  $     1,119  $     1,036
Total revenues............       1,120        1,030        1,120        1,030
Operating costs and
 expenses.................         600          589          598          587
Operating profit before
 minority interest,
 corporate expenses and
 interest expense.........         520          441          522          443
Minority interest.........         (10)          (9)         (10)          (9)
Corporate expenses........         (44)         (39)         (44)         (39)
Interest expense..........        (468)        (481)        (485)        (498)
Interest income...........          27           27           27           27
                           -----------  -----------  -----------  -----------
Income (loss) before
 income taxes.............          25          (61)          10          (76)
Benefit (provision) for
 income taxes.............          (1)           3           (1)           4
                           -----------  -----------  -----------  -----------
Income (loss) before
 extraordinary items...... $        24  $       (58) $         9  $       (72)
                           ===========  ===========  ===========  ===========

  Revenues. Revenues increased $90 million, or 8.7%, to $1,120 million for 1997. The Company's revenue and operating profit were principally impacted by improved lodging results for its hotel properties, which led to a substantial increase in rental revenues. The 1997 results also included 52 weeks versus 53 weeks in 1996.

  Hotel sales increased $264 million, or 7.3%, to nearly $3.9 billion in 1997, reflecting the increases in REVPAR. Improved results for the Company's full-service hotels were driven by strong increases in REVPAR of 9.8% to $103.30 in 1997. Average room rates increased nearly 9%, while average occupancy increased slightly to 77.7%.

  Operating Costs and Expenses. Operating costs and expenses increased $11 million to $600 million for 1997. As a percentage of rental revenues, hotel operating costs and expenses decreased to 53% of rental revenues for 1997, from 56% of rental revenues for 1996, reflecting the impact of increased 1997 rental revenues on relatively fixed operating costs and expenses.

  Operating Profit. As a result of the changes in rental revenues and operating costs and expenses discussed above, the Company's operating profit increased $79 million, or 18%,to $520 million in 1997. Hotel operating profit increased $71 million, or 15%, to $530 million, or 47% of rental revenues, for 1997 compared to $459 million, or 44% of rental revenues, for 1996. In nearly all markets, the Company's hotels recorded improvements in comparable operating results. In particular, the Company's hotels in the Northeast, Mid-Atlantic and Pacific coast regions benefited from the upscale and luxury full-service room supply and demand imbalance. Hotels in New York City, Philadelphia, San Francisco/Silicon Valley and in Southern California performed particularly well. In 1998, the Company expects results to be strong in these markets and other gateway cities in which the Company owns hotels. In 1997, the Company's suburban Atlanta properties (three properties totaling 1,022 rooms) generally reported decreased results due to higher activity in 1996 related to the Summer Olympics and the impact of the additional supply added to the suburban areas. However, the majority of the Company's hotel rooms in Atlanta are in the core business districts in downtown and Buckhead where they realized strong year-over-year results and were only marginally impacted by the additional supply.

  Minority Interest. Minority interest expense increased $1 million to $10 million in 1997.

  Corporate Expenses. Corporate expenses increased $5 million to $44 million in 1997 due to increased staffing levels and the impact of inflation.

  Interest Expense. Interest expense decreased $13 million to $468 million in 1997, primarily due to the impact of principal amortization on the Company's mortgage debt.

  Interest Income. Interest income remained the same at $27 million for 1997, reflecting the interest income earned on the loan to the Non-Controlled Subsidiary for its acquisition of furniture and equipment, the working capital loan to Crestline, and a mortgage note on one property.

  Income (Loss) Before Extraordinary Items. Income before extraordinary items for 1997 was $24 million, compared to a $58 million loss before extraordinary items for 1996 as a result of the items discussed above.

100% PARTICIPATION WITH NOTES ISSUED--1997 COMPARED TO 1996 (PRO FORMA)

  Revenues. Revenues increased $90 million, or 8.7%, to $1,120 million for 1997. The Company's revenue and operating profit were principally impacted by improved lodging results for the Company's hotel properties, which led to a substantial increase in rental revenues. The 1997 results also included 52 weeks versus 53 weeks in 1996.

  Hotel sales increased $264 million, or 7.3%, to nearly $3.9 billion in 1997, reflecting increases in REVPAR. Improved results for the Company's full-service hotels were driven by strong increases in REVPAR of 9.8% to $103.30 in 1997. Average room rates increased nearly 9%, while average occupancy increased slightly to 77.7%.

  Operating Costs and Expenses. Operating costs and expenses increased $11 million to $598 million for 1997. As a percentage of rental revenues, hotel operating costs and expenses decreased to 52% of rental revenues for 1997, from 56% of rental revenues for 1996, reflecting the impact of increased 1997 rental revenues on relatively fixed operating costs and expenses.

  Operating Profit. As a result of the changes in rental revenues and operating costs and expenses discussed above, the Company's operating profit increased $79 million, or 18%, to $522 million in 1997. Hotel operating profit increased $71 million, or 15%, to $532 million, or 48% of rental revenues, for 1997 compared to $461 million, or 44% of rental revenues, for 1996. In nearly all markets, the Company's hotels recorded improvements in comparable operating results. In particular, the Company's hotels in the Northeast, Mid-Atlantic and Pacific coast regions benefited from the upscale and luxury full-service room supply and demand imbalance. Hotels in New York City, Philadelphia, San Francisco/Silicon Valley and in Southern California performed particularly well. In 1998, the Company expects results to be strong in these markets and other gateway cities in which the Company owns hotels. In 1997, the Company's suburban Atlanta properties (three properties totaling 1,022 rooms) generally reported decreased results due to higher activity in 1996 related to the Summer Olympics and the impact of the additional supply added to the suburban areas. However, the majority of the Company's hotel rooms in Atlanta are in the core business districts in downtown and Buckhead where they realized strong year-over-year results and were only marginally impacted by the additional supply.

  Minority Interest. Minority interest increased $1 million to $10 million for 1997.

  Corporate Expenses. Corporate expenses increased $5 million to $44 million in 1997 due to increased staffing levels and the impact of inflation.

  Interest Expense. Interest expense decreased $13 million to $485 million in 1997, reflecting the impact of principal amortization on the Company's mortgage debt.

  Interest Income. Interest income remained unchanged at $27 million for 1997. Interest income includes the interest income earned on the loan to the Non-Controlled Subsidiary for its acquisition of furniture and equipment, the working capital loan to Crestline, and a mortgage note on one property.

  Income (Loss) Before Extraordinary Items. Income before extraordinary items for 1997 was $9 million, compared to a $72 million loss before extraordinary items for 1996 as a result of the items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  Host funds its capital requirements with a combination of operating cash flow, debt and equity financing and proceeds from sales of selected properties and other assets. Host utilizes these sources of capital to acquire new properties, fund capital additions and improvements and make principal payments on debt.

  Capital Transactions. Host has recently substantially changed its debt financing through the following series of transactions which were intended to facilitate the consummation of the REIT Conversion.

  On April 20, 1998, Host and certain of its subsidiaries filed a shelf registration statement on Form S-3 (the "Shelf Registration") with the Securities and Exchange Commission for $2.5 billion in securities, which may include debt, equity or any combination thereof. Host anticipates that any net proceeds from the sale of offered securities will be used for refinancing of Host's indebtedness, for acquisitions and general corporate purposes.

  On August 5, 1998, HMH Properties, an indirect wholly owned subsidiary of Host, which owns 61 of Host's hotels, purchased substantially all of its (i) $600 million in 9 1/2% senior notes due 2005, (ii) $350 million in 9% senior notes due 2007 and (iii) $600 million in 8 7/8% senior notes due 2007 (collectively, the "Old Senior Notes"). Concurrently with each offer to purchase, HMH Properties solicited consents (the "1998 Consent Solicitations") from registered holders of the Old Senior Notes to certain amendments to eliminate or modify substantially all of the restrictive covenants and certain other provisions contained in the indentures pursuant to which the Old Senior Notes were issued. HMH Properties simultaneously utilized the Shelf Registration to issue an aggregate of $1.7 billion in New Senior Notes. The New Senior Notes were issued in two series, $500 million of 7 7/8% Series A notes due in 2005 and $1.2 billion of 7 7/8% Series B notes due in 2008. The 1998 Consent Solicitations facilitated the merger of HMC Capital Resources Holdings Corporation ("Capital Resources"), a wholly owned subsidiary of Host, with and into HMH Properties. Capital Resources, the owner of eight of Host's hotel properties, was the obligor under the $500 million revolving credit facility (the "Old Credit Facility"). The Operating Partnership will assume the New Senior Notes in connection with the REIT Conversion and the guarantee of Host is expected to terminate on the Effective Date.

  In conjunction with the issuance of the New Senior Notes, HMH Properties entered into the $1.25 billion New Credit Facility with a group of commercial banks. The New Credit Facility has an initial three-year term with two one-year extension options. Borrowings under the New Credit Facility generally bear interest at the Eurodollar rate plus 1.75%. The interest rate and commitment fee (currently 0.35%) on the unused portion of the New Credit Facility fluctuate based on certain financial ratios. The New Senior Notes and the New Credit Facility are guaranteed by Host and its wholly owned subsidiary, Host Marriott Hospitality, Inc., and certain subsidiaries of HMH Properties and are secured by pledges of equity interests in certain subsidiaries of HMH Properties. The New Credit Facility will be assumed by the Operating Partnership in connection with the REIT Conversion and the guarantee of Host is expected to terminate on the Effective Date. As of September 28, 1998, approximately $350 million was outstanding under the New Credit Facility.

  The New Credit Facility and the indenture under which the New Senior Notes were issued contain covenants restricting the ability of HMH Properties and certain of its subsidiaries to incur indebtedness, grant liens on their assets, acquire or sell assets or make investments in other entities, and make distributions to equityholders of HMH Properties, Host, and (following the REIT Conversion) the Operating Partnership and Host REIT. The New Credit Facility and the New Senior Notes also contain certain financial covenants relating to, among other things, maintaining certain levels of tangible net worth and certain ratios of EBITDA to interest and fixed charges, total debt to EBITDA, unencumbered assets to unsecured debt, and secured debt to total debt.

  The New Credit Facility replaces Host's Old Credit Facility. The net proceeds from the offering and borrowings under the New Credit Facility were used by Host to purchase substantially all of the Existing Senior Notes, to repay amounts outstanding under the Existing Credit Facility and to make bond premium and consent payments totaling $178 million. These costs, along with the write-off of deferred financing fees of approximately $55 million related to the Existing Senior Notes and the Existing Credit Facility, will be recorded as a pre-tax extraordinary loss on the extinguishment of debt in the third quarter of 1998.

  In June 1997, HMC Capital Resources Corporation ("Capital Resources"), a wholly owned subsidiary of Host, entered into the Old Credit Facility with a group of commercial banks under which it may borrow up to $500 million for certain permitted uses. As a result of this transaction, Host terminated its line of credit with Marriott International.

  In July 1997, HMH Properties and HMC Acquisition Properties, Inc. ("Acquisitions"), indirect, wholly owned subsidiaries of Host, completed consent solicitations with holders of their senior notes (the "1997 Consent Solicitations") to amend certain provisions of their senior notes indentures. The 1997 Consent Solicitations facilitated the merger of Acquisitions with and into HMH Properties (the "HMH Properties Merger"). The amendments to the indentures also increased the ability of HMH Properties to acquire, through certain subsidiaries, additional properties subject to nonrecourse indebtedness and controlling interests in corporations, partnerships and other entities holding attractive properties and increased the threshold for distributions to affiliates to the excess of HMH Properties' earnings before interest expense, income taxes, depreciation and amortization and other non-cash items subsequent to the 1997 Consent Solicitations over 220% of HMH Properties' interest expense. HMH Properties paid dividends to Host of $54 million, $29 million and $36 million in 1997, 1996 and 1995, respectively, as permitted under the indentures.

  Concurrent with the 1997 Consent Solicitations and the HMH Properties Merger, HMH Properties issued an aggregate of $600 million of 8 7/8% senior notes at par with a maturity of July 2007. HMH Properties received net proceeds of approximately $570 million, net of the costs of the 1997 Consent Solicitations and the offering.

  In addition to the capital resources provided by its new debt financings, Host Marriott Financial Trust (the "Issuer"), a wholly owned subsidiary trust of Host, has outstanding 11 million shares of 6 3/4% convertible quarterly income preferred securities (the "Convertible Preferred Securities"), with a liquidation preference of $50 per share (for a total liquidation amount of $550 million) issued in December 1996. The Convertible Preferred Securities represent an undivided beneficial interest in the assets of the Issuer and, pursuant to various agreements entered into in connection with the transaction, are fully, irrevocably and unconditionally guaranteed by Host. Proceeds from the issuance of the Convertible Preferred Securities were invested in 6 3/4% Convertible Subordinated Debentures (the "Debentures") due December 2, 2026 issued by Host. The Issuer exists solely to issue the Convertible Preferred Securities and its own common securities (the "Common Securities") and invest the proceeds therefrom in the Debentures, which are its sole assets. Each of the Convertible Preferred Securities is convertible at the option of the holder into shares of Host common stock at the rate of
2.6876 shares per Convertible Preferred Security (equivalent to a conversion price of $18.604 per share of Host common stock). The Debentures are convertible at the option of the holders into shares of Company common stock at a conversion rate of 2.6876 shares for each $50 in principal amount of Debentures. The conversion rate is subject to adjustments in certain events, including (i) payment of dividends (and other distributions) on Host common stock by Host in shares of Host common stock; (ii) distributions to all holders of Host common stock of rights or warrants entitling such holders (for a period not to exceed 45 days) to subscribe for or purchase Host common stock at an exercise price less than the market price of Host common stock;
(iii) subdivisions and combinations of Host common stock; (iv) payment of dividends (and other distributions) on Host common stock consisting of indebtedness of Host, capital stock or other securities, assets or cash (other than certain cash dividends at an annualized rate of up to 12.5% of the market price of Host common stock); (v) payments for Host common stock by Host or any of its subsidiaries in respect of a tender or exchange offer (other than an odd-lot offer) at a price per share in excess of 110% of the market price of Host common stock; (vi) consummation by Host of certain mergers, a consolidation, a sale of all or substantially all of its assets, a recapitalization or certain reclassifications of Host common stock. The distribution of the capital stock of Crestline to all holders of Host REIT common stock would, and certain other elements of the REIT Conversion (such as other distributions of Host's accumulated earnings and profits) may, result in an adjustment to the conversion price of the Debentures. The Issuer will only convert Debentures pursuant to a notice of conversion by a holder of Convertible Preferred Securities. During 1997 and 1996, no shares were converted into common stock. Holders of the Convertible Preferred Securities are entitled to receive preferential cumulative cash distributions at an annual rate of 6 3/4% accruing from the original issue date, commencing March 1, 1997, and payable quarterly in arrears thereafter. The distribution rate and the distribution and other payment dates for the Convertible Preferred Securities will correspond to the interest rate and interest and other payment dates on the Debentures. Host may defer interest payments on the Debentures for a period not to exceed 20 consecutive quarters. If interest payments on the Debentures are deferred, so too are payments on the Convertible Preferred Securities. Under this circumstance, Host will not be permitted to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Debentures. Subject to certain restrictions, the Convertible Preferred Securities are redeemable at the Issuer's option upon any redemption by Host of the Debentures after December 2, 1999. Upon repayment at maturity or as a result of the acceleration of the Debentures upon the occurrence of a default, the Debentures shall be subject to mandatory redemption, from which the proceeds will be applied to redeem Convertible Preferred Securities and Common Securities, together with accrued and unpaid distributions.

  In connection with consummation of the REIT Conversion, the Company will assume primary liability for repayment of the convertible debentures of Host underlying the Convertible Preferred Securities. Upon conversion by a Convertible Preferred Securities holder, the Company will purchase Common Shares from Host REIT in exchange for a like number of OP Units and distribute the Common Shares to the Convertible Preferred Securities holder.

  In March 1996, Host completed the issuance of 31.6 million shares of common stock for net proceeds of nearly $400 million.

  In December 1995, Acquisitions issued $350 million of 9% senior notes (the "Acquisitions Notes"). The Acquisitions Notes were issued at par and have a final maturity of December 2007. The net proceeds totaled $340 million and were utilized to repay in full the outstanding borrowings of $210 million under Acquisitions' $230 million revolving credit facility (the "Revolver"), which was then terminated to acquire three full-service properties and to finance future acquisitions of full-service hotel properties with the remaining proceeds.

  In May 1995, two wholly owned subsidiaries of Host Marriott Hospitality, Inc. ("Hospitality"), a wholly owned subsidiary of Host, issued an aggregate of $1 billion of 9.5% senior secured notes in two concurrent offerings. HMH Properties and Host Marriott Travel Plazas, Inc. ("HMTP"), the operator/manager of HM Services' food, beverage and merchandise concessions business, issued $600 million and $400 million, respectively, of senior notes. The net proceeds of approximately $971 million were used to defease, and subsequently redeem, all of Hospitality's remaining bonds and to repay borrowings under the line of credit with Marriott International. The HMTP senior notes were included in the HM Services' special dividend.

  During 1995, Host replaced its line of credit with a line of credit from Marriott International pursuant to which Host had the right to borrow up to $225 million. The line of credit with Marriott International was terminated as a result of the Capital Resources transaction discussed above.

  Asset Dispositions. Host historically has sold, and may from time to time in the future consider opportunities to sell, certain of its real estate properties at attractive prices when the proceeds could be redeployed into investments with more favorable returns. During the second quarter of 1998, Host sold the 662-room New York Marriott East Side for proceeds of $191 million and recorded a pre-tax gain of approximately $40 million and the Napa Valley Marriott for proceeds of $21 million and recorded a pre-tax gain of approximately $10 million. During 1997, Host sold the 255-room Sheraton Elk Grove Suites for proceeds of approximately $16 million. Host also sold 90% of its 174-acre parcel of undeveloped land in Germantown, Maryland, for approximately $11 million, which approximated its carrying value. During the first and second quarters of 1996, 16 of the Host's Courtyard properties and 18 of the Host's Residence Inn properties were sold (subject to a leaseback) to Hospitality Properties Trust for approximately $314 million and Host will receive approximately $35 million upon expiration of the leases. A gain on the transactions of approximately $46 million was deferred and is being amortized over the initial term of the leases. During the first and third quarters of 1995, 37 of Host's Courtyard properties were sold to and leased back from Hospitality Properties Trust for approximately $330 million. Host received net proceeds from the two 1995 transactions of approximately $297 million and will receive approximately $33 million upon expiration of the leases. A deferred gain of $14 million on the sale/leaseback transactions is being amortized over the initial term of the leases. In 1995, Host also sold its four remaining Fairfield Inns for net cash proceeds of approximately $6 million, which approximated their carrying value.

  In cases where Host has made a decision to dispose of particular properties, Host assesses impairment of each individual property to be sold on the basis of expected sales price less estimated costs of disposal. Otherwise, Host assesses impairment of its real estate properties based on whether it is probable that undiscounted future cash flows from such properties will be less than their net book value. If a property is impaired, its basis is adjusted to its fair market value. In the second quarter of 1995, Host made a determination that its owned Courtyard and Residence Inn properties were held for sale and recorded a $10 million charge to write down the carrying value of five individual Courtyard and Residence Inn properties to their estimated net sales values.

  Capital Acquisitions, Additions and Improvements. Host seeks to grow primarily through opportunistic acquisitions of full-service hotels. Host believes that the upscale and luxury full-service hotel segments of the market offer opportunities to acquire assets at attractive multiples of cash flow and at discounts to replacement value, including under performing hotels which can be improved by conversion to the Marriott or Ritz-Carlton brands. During 1997, Host acquired eight full-service hotels (3,600 rooms) and controlling interests in nine additional full-service hotels (5,024 rooms) for an aggregate purchase price of approximately $766 million (including the assumption of approximately $418 million of debt). Host also completed the acquisition of the 504-room New York Marriott Financial Center, after acquiring the mortgage on the hotel for $101 million in late 1996. During 1996, Host acquired six full-service hotels (1,964 rooms) for an aggregate purchase price of $189 million and controlling interests in 17 additional full-service properties (8,917 rooms) for an aggregate purchase price of approximately $1.1 billion (including the assumption of $696 million of debt). During 1995, Host acquired nine hotels totaling approximately 3,900 rooms in separate transactions for approximately $390 million ($141 million of which was financed through first mortgage financing on four of the hotels).

  In the first quarter of 1998, Host acquired a controlling interest in the partnership that owns the 1,671-room Atlanta Marriott Marquis Hotel for $239 million, including the assumption of $164 million of mortgage debt. Host also acquired a controlling interest in the partnership that owns the 359-room Albany Marriott, the 350-room San Diego Marriott Mission Valley and the 320-room Minneapolis Marriott Southwest for approximately $50 million. In the second quarter of 1998, the Company acquired the 289-room Park Ridge Marriott for $24 million and acquired the 281-room Ritz-Carlton, Phoenix for $75 million. Host is continually engaged in discussions with respect to other potential acquisition properties. In addition, Host acquired the 397-room Ritz-Carlton, Tysons Corner, Virginia and the 487-room Torrance Marriott near Los Angeles, California. In the third quarter of 1998, Host acquired the 308-room Ritz-Carlton, Dearborn for approximately $65 million, the

336-room Ritz-Carlton, San Francisco for approximately $161 million and the 404-room Memphis Marriott (which was converted to the Marriott brand upon acquisition) for approximately $16 million.

  On April 17, 1998, Host announced that it had reached a definitive agreement with the Blackstone Entities to acquire interests in twelve world-class luxury hotels and certain other assets. If the Blackstone Acquisition is consummated, the Operating Partnership expects to pay approximately $862 million in cash and assumed debt and to issue approximately 43.7 million OP Units (based upon a negotiated value of $20.00 per OP Unit) and other consideration. The Blackstone portfolio consists of two Ritz-Carltons, two Four Seasons, one Grand Hyatt, three Hyatt Regencies and four Swissotel properties and the mortgage on a third Four Seasons. These hotels are located in major urban and convention/resort markets with significant barriers to new competition. The Blackstone Acquisition is expected to close as part of, and is contingent upon, the REIT Conversion. At that time, the Blackstone hotels and other assets will be acquired by the Company. The hotels will be leased to Lessees and will be managed on behalf of the Lessees under their existing management contracts.

  Under the terms of its hotel management agreements, Host is generally required to spend approximately 5% of gross hotel sales to cover the capital needs of the properties, including major guest room and common area renovations which occur every five to six years.

  Host completed the construction of the 1,200-room Philadelphia Marriott, which opened on January 27, 1995. The construction costs of this hotel were funded 60% through a loan from Marriott International which was repaid in the fourth quarter of 1996. In March 1997, Host obtained a $90 million mortgage which bears interest at a fixed rate of 8.49% and matures in 2009. Construction of a second hotel in Philadelphia, the 419-room Philadelphia Airport Marriott (the "Airport Hotel"), was completed and opened on November 1, 1995. The Airport Hotel was financed principally with $40 million of proceeds from an industrial development bond financing. Host also completed construction of a 300-room Residence Inn in Arlington, Virginia, which opened in March 1996. Capital expenditures for these three hotels totaled $11 million in 1996 and $64 million in 1995.

  In November 1997, Host announced that it had committed to develop and construct the 717-room Tampa Convention Center Marriott for a cost estimated at approximately $88 million, net of an approximate $16 million subsidy provided by the City of Tampa.

  Host may also expand certain existing hotel properties where strong performance and market demand exists. Expansions to existing properties creates a lower risk to Host as the success of the market is generally known and development time is significantly shorter than new construction. Host recently committed to add approximately 500 rooms and an additional 15,000 square feet of meeting space to the 1,503-room Marriott's Orlando World Center.

  In 1997, Host acquired the outstanding common stock of the Forum Group from Marriott Senior Living Services, Inc. ("MSLS"), a subsidiary of Marriott International. Host purchased the Forum Group portfolio of 29 senior living communities for approximately $460 million, including approximately $270 million in debt. The properties will continue to be operated by MSLS. In addition, Host plans to add approximately 1,060 units to these communities for approximately $107 million through a expansion plan which will be completed in 1999. In 1997, approximately $56 million (549 units) of the expansion plan had been completed (including $33 million of debt financing provided by Marriott International). Host also acquired 49% of the remaining 50% interest in the venture which owned the 418-unit Leisure Park senior living community from Marriott International for approximately $23 million, including approximately $15 million of debt.

  During the first quarter of 1998, Host acquired the Gables at Winchester in suburban Boston, a 124-unit senior living community, for $21 million and entered into conditional purchase agreements to acquire two Marriott Brighton Gardens assisted living communities from the Summit Companies of Denver, Colorado. After the anticipated completion of construction in the first quarter of 1999, Host may acquire these two 160-unit properties located in Denver and Colorado Springs, Colorado, for $35 million, if they achieve certain operating performance criteria. All three of these communities will be operated by MSLS under long-term operating agreements.

  Under the terms of its senior living communities' management agreements, Host is generally required to spend an amount of gross revenues to cover certain routine repairs and maintenance and replacements and renewals to the communities' property and improvements. The amount Host is required to spend will be 2.65% through fiscal year 2002, 2.85% for fiscal years 2003 through 2007, and 3.5% thereafter. Host anticipates spending approximately $6 million in 1998.

  As part of the Initial E&P Distribution, Host REIT and the Operating Partnership will distribute shares of Crestline common stock (which will own the Forum Group portfolio and other senior living communities described above) to Host REIT's shareholders and the Blackstone Entities.

  Debt Payments. At January 2, 1998, Host and its subsidiaries had $1,585 million of senior notes, approximately $2.0 billion of non-recourse mortgage debt secured by real estate assets and approximately $219 million of unsecured and other debt.

  Scheduled maturities over the next five years were $942 million as of January 2, 1998, a significant portion of which represents the maturity of the mortgage on the New York Marriott Marquis of approximately $270 million in December 1998. Management anticipates that the mortgage will be refinanced by the end of 1998 on comparable terms. Host's interest coverage, defined as EBITDA divided by cash interest expense, improved to nearly 2.5 times in 1997 from 2.0 times in 1996.

  At January 2, 1998, Host was party to an interest rate exchange agreement with a financial institution (the contracting party) with an aggregate notional amount of $100 million. Under this agreement, Host collects interest based on specified floating interest rates of one month LIBOR (rate of 6% at January 2, 1998) and pays interest at fixed rates (rate of 7.99% at January 2,
1998). This agreement expires in 1998, in conjunction with the maturity of the mortgage on the New York Marriott Marquis. Also in 1997, Host was party to two additional interest rate swap agreements with an aggregate notional amount of $400 million. These agreements expired in May 1997. Host realized a net reduction of interest expense of $1 million in 1997, $6 million in 1996 and $5 million in 1995 related to interest rate exchange agreements. Host monitors the creditworthiness of its contracting parties by evaluating credit exposure and referring to the ratings of widely accepted credit rating services. The Standard and Poors' long-term debt ratings for the contracting party is A- for its sole outstanding interest rate exchange agreement. Host is exposed to credit loss in the event of non-performance by the contracting party to the interest rate swap agreement; however, Host does not anticipate non-performance by the contracting party.

  Cash Flows. Host's cash flow from continuing operations in 1997, 1996 and 1995 totaled $464 million, $205 million and $110 million, respectively. Cash flow from operations in the First Two Quarters 1998 and First Two Quarters 1997 totaled $206 million and $193 million, respectively. Cash flow from operations increased principally due to improved lodging results and the significant acquisitions of hotels.

  Host's cash used in investing activities from continuing operations in 1997, 1996 and 1995 totaled $1,046 million, $504 million and $156 million, respectively. Cash used in investing activities was $49 million and $200 million for the First Two Quarters 1998 and the First Two Quarters 1997, respectively. Cash from investing activities primarily consists of net proceeds from the sales of certain assets, offset by the acquisition of hotels and other capital expenditures previously discussed, as well as the purchases and sales of short-term marketable securities. Cash used in investing activities was significantly impacted by the purchase of $354 million of short-term marketable securities in 1997 and the net sale of $308 million of short-term marketable securities in the First Two Quarters 1998.

  Host's cash from financing activities from continuing operations was $389 million for 1997, $806 million for 1996 and $204 million for 1995. Cash used in financing activities was $213 million and $188 million, respectively, for the First Two Quarters 1998 and First Two Quarters 1997. Host's cash from financing activities primarily consists of the proceeds from debt and equity offerings, the issuance of the Convertible Preferred Securities, mortgage financing on certain acquired hotels and borrowings under the Line of Credit, offset by redemptions and payments on senior notes, prepayments on certain hotel mortgages and other scheduled principal payments.

  The ratio of earnings to fixed charges was 2.0 to 1.0, 1.5 to 1.0, 1.3 to 1.0, 1.0 to 1.0 and .7 to 1.0 for the First Two Quarters 1998, the First Two Quarters 1997, 1997, 1996 and 1995, respectively. The deficiency of earnings to fixed charges of $70 million for 1995 is largely the result of depreciation and amortization of $122 million. In addition, the deficiency for 1995 was impacted by the $60 million pre-tax charge to write down the carrying value of one undeveloped land parcel to its estimated sales value.

  Comparative FFO. Host believes that Comparative Funds From Operations ("Comparative FFO," which represents Funds From Operations, as defined by NAREIT, plus deferred tax expense) is a meaningful disclosure that will help the investment community to better understand the financial performance of Host, including enabling its shareholders and analysts to more easily compare Host's performance to REITs. FFO is defined by NAREIT as net income computed in accordance with GAAP, excluding gains or losses from debt restructurings and sales of properties, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by GAAP. FFO is also not an indicator of funds available to fund Host's cash needs, including its ability to make distributions. Host's method of calculating FFO may be different from methods used by other REITs and, accordingly, is not comparable to such other REITs. Comparative FFO increased $61 million, or 42%, to $206 million in the First Two Quarters 1998. Comparative FFO increased $131 million, or 80%, to $295 million in 1997. The following is a reconciliation of Host's income (loss) before extraordinary items to Comparative FFO (in millions):

                                                      FIRST
                                                  TWO QUARTERS   FISCAL YEAR
                                                  -------------- ------------
                                                   1998    1997  1997   1996
                                                  ------  ------ -----  -----
   Income (loss) before extraordinary items...... $   96  $   32 $  47  $ (13)
   Real estate related depreciation and
    amortization.................................    125     101   240    168
   Other real estate activities..................    (52)      2     6      7
   Partnership adjustments.......................     (8)    --    (13)     1
   REIT Conversion expenses......................      6     --    --     --
   Deferred taxes................................     39      10    15      1
                                                  ------  ------ -----  -----
     Comparative FFO............................. $  206  $  145 $ 295  $ 164
                                                  ======  ====== =====  =====

  The Company considers Comparative FFO to be an indicative measure of Host's operating performance due to the significance of Host's long-lived assets and because such data is considered useful by the investment community to better understand Host's results, and can be used to measure Host's ability to service debt, fund capital expenditures and expand its business; however, such information should not be considered as an alternative to net income, operating profit, cash from operations or any other operating or liquidity performance measure prescribed by generally accepted accounting principles. Cash expenditures for various long-term assets and income taxes have been, and will be, incurred which are not reflected in the Comparative FFO presentation.

  Partnership Activities. Host has general and limited partner interests in numerous limited partnerships which own 240 hotels (including 20 full-service hotels) as of the date hereof, managed by Marriott International. Debt of the hotel limited partnerships is typically secured by first mortgages on the properties and is generally nonrecourse to the partnership and the partners. However, Host has committed to advance amounts to certain affiliated limited partnerships, if necessary, to cover certain future debt service requirements. Such commitments were limited, in the aggregate, to an additional $60 million at January 2, 1998. Subsequent to year-end, this amount was reduced to $20 million in connection with the refinancing and acquisition of a controlling interest in the partnership which owns the Atlanta Marriott Marquis. Amounts repaid to the Company under these guarantees totaled $2 million and $13 million in 1997 and 1996, respectively. Fundings by Host under these guarantees amounted to $10 million in 1997 and $8 million in 1995.

  Leases. Host leases certain property and equipment under noncancelable operating leases, including the long-term ground leases for certain hotels, generally with multiple renewal options. The leases related to the 53 Courtyard properties and 18 Residence Inn properties sold during 1995 and 1996 are nonrecourse to Host and contain provisions for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts. Host remains contingently liable on certain leases related to divested non-lodging properties. Such contingent liabilities aggregated $110 million at January 2, 1998. However, management considers the likelihood of any substantial funding related to these divested properties' leases to be remote.

  Inflation. Host's hotel lodging properties are impacted by inflation through its effect on increasing costs and on the managers' ability to increase room rates. Unlike other real estate, hotels have the ability to change room rates on a daily basis, so the impact of higher inflation generally can be passed on to customers.

  A substantial portion of Host's debt bears interest at fixed rates. This debt structure largely mitigates the impact of changes in the rate of inflation on future interest costs. However, Host currently is exposed to variable interest rates through an interest rate exchange agreement with a financial institution with an aggregate notional amount of $100 million. Under this agreement, Host collects interest based on the specified floating rates of one month LIBOR (rate of 6% at January 2, 1998) and pays interest at fixed rates (rate of 7.99% at January 2, 1998). This agreement expires in 1998 in conjunction with the maturity of the mortgage on the New York Marriott Marquis. Host's Line of Credit and the mortgage on the San Diego Marriott Hotel and Marina ($199 million at January 2, 1998) bears interest based on variable rates. Accordingly, the amount of Host's interest expense under the interest rate swap agreements and the floating rate debt for a particular year will be affected by changes in short-term interest rates.

  Year 2000 Issues. Over the last few years, Host has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, Host believes that future costs associated with Year 2000 issues will be minimal and not material to Host's consolidated financial statements.

  However, Host does rely upon accounting software used by the managers and operators of its properties to obtain financial information. Management believes that the managers and operators have begun to implement changes to the property specific software to ensure that software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

  Accounting Standards. Host adopted Statements of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" during 1995. Adoption of these statements did not have a material effect on Host's continuing operations. See the discussion below for a discussion of the impact of the adoption of SFAS No. 121 on discontinued operations.

  SFAS No. 121 requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flows associated with the asset. Under SFAS No. 121, Host reviewed the impairment of its assets employed in its operating group business lines (airport, toll plaza and sports and entertainment) on an individual operating unit basis. For each individual operating unit determined to be impaired, an impairment loss equal to the difference between the carrying value and the fair market value of the unit's assets was recognized. Fair market value was estimated to be the present value of expected future cash flows of the individual operating unit, as determined by management, after considering such factors as future air travel and toll-pay vehicle data and inflation. As a result of the adoption of SFAS No. 121, Host recognized a non-cash, pre-tax charge against earnings during the fourth quarter of 1995 of $47 million, which was reflected in discontinued operations.

  In the fourth quarter of 1996, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation." The adoption of SFAS No. 123 did not have a material effect on Host's financial statements.

  During 1997, Host adopted SFAS No. 128, "Earnings Per Share," SFAS No. 129, "Disclosure of Information About Capital Structure" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The adoption of these statements did not have a material effect on Host's consolidated financial statements and the appropriate disclosures required by these statements have been incorporated herein.

  In the First Quarter 1998, Host adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total of net income and all other nonowner changes in equity.

  Host's only component of other comprehensive income is the right to receive up to 1.4 million shares of Host Marriott Services Corporation's common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. For the First Two Quarters 1998 and First Two Quarters 1997, Host's other comprehensive income was $1 million and $3 million, respectively. As of June 19, 1998 and January 2, 1998, Host's accumulated other comprehensive income was approximately $11 million and $10 million, respectively.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  Host has considered the impact of EITF 97-2 on its financial statements and has determined that EITF 97-2 requires the Company to include property-level sales and operating expenses of its hotels and senior living communities in its statements of operations. Host will adopt EITF 97-2 in the fourth quarter of 1998, with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 to the consolidated financial statements for the First Two Quarters 1998, First Two Quarters 1997 and Fiscal Years 1997, 1996 and 1995 would have increased both revenues and operating expenses by approximately $922 million, $745 million, $1,713 million, $1,225 million and $878 million, respectively, and would have had no impact on operating profit, net income or earnings per share.

  EITF 98-9, "Accounting for Contingent Rent in Interim Financial Periods", was issued on May 21, 1998. EITF 98-9 requires a lessor to defer recognition of contingent rental income in interim periods until the specified target that triggers the contingent rental income is achieved. EITF 98-9 has no impact on Host prior to the REIT Conversion, but will impact the revenue recognized under the Leases on a quarterly basis following the REIT Conversion.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF HOST REIT

  The following table sets forth certain information with respect to persons who will be Directors immediately after the completion of the REIT Conversion, and the executive officers of Host REIT (or the Operating Partnership), all of whom are currently directors, executive officers or key employees of Host.

          NAME            AGE POSITION WITH HOST REIT (OR THE OPERATING PARTNERSHIP)
          ----            --- ------------------------------------------------------
Richard E. Marriott(1)..   59 Chairman of the Board of Directors
J.W. Marriott, Jr.(1)...   66 Director
R. Theodore Ammon.......   48 Director
Robert M. Baylis........   59 Director
Ann Dore McLaughlin.....   56 Director
Harry L. Vincent, Jr....   78 Director
John G. Schreiber.......   51 Director
Terence C. Golden.......   53 Director, President and Chief Executive Officer
Robert E. Parsons,
 Jr. ...................   42 Executive Vice President and Chief Financial Officer
Christopher J.
 Nassetta...............   36 Executive Vice President and Chief Operating Officer
Christopher G.
 Townsend...............   50 Senior Vice President, General Counsel and Corporate Secretary
Donald D. Olinger.......   39 Senior Vice President and Corporate Controller

--------
(1) Richard E. Marriott and J.W. Marriott, Jr. are brothers.

  The following is a biographical summary of the experience of the persons who will be Directors and executive officers of Host REIT after the REIT
Conversion:

  Richard E. Marriott. Mr. Richard E. Marriott has been a Director of Host since 1979 and is a Director of Marriott International, Inc., Host Marriott Services Corporation, Potomac Electric Power Company and the Polynesian Cultural Center, and he is Chairman of the Board of First Media Corporation. He also serves as a Director of certain subsidiaries of Host and is a past President of the National Restaurant Association. In addition, Mr. Marriott is the President and a Trustee of the Marriott Foundation for People with Disabilities. Mr. Marriott's term as a Director of Host REIT will commence at or prior to the REIT Conversion and will expire at the 2001 annual meeting of shareholders. Mr. Marriott joined Host in 1965 and has served in various executive capacities. In 1984, he was elected Executive Vice President, and in 1986, he was elected Vice Chairman of the Board of Directors. In 1993, Mr. Marriott was elected Chairman of the Board. Mr. Marriott also has been responsible for management of Host's government affairs functions.

  J.W. Marriott, Jr. Mr. J.W. Marriott, Jr. has been a Director of Host since 1964 and is Chairman of the Board and Chief Executive Officer of Marriott International, Inc., and a Director of Host Marriott Services Corporation, General Motors Corporation and the U.S.-Russia Business Council. He also serves on the Boards of Trustees of the Mayo Foundation, Georgetown University and the National Geographic Society. He is on the President's Advisory Committee of the American Red Cross, the Executive Committee of the World Travel & Tourism Council and is a member of the Business Council and the Business Roundtable. Mr. Marriott's term as a Director of Host REIT will commence at or prior to the REIT Conversion and will expire at the 1999 annual meeting of shareholders.

  R. Theodore Ammon. Mr. Ammon has been a Director of Host since 1992 and is a private investor and Chairman of Big Flower Holdings, Inc. He was formerly a General Partner of Kohlberg Kravis Roberts & Company (a New York and San Francisco-based investment firm) from 1990 to 1992, and was an executive of such firm prior to 1990. Mr. Ammon is also a member of the Board of Directors of Samsonite Corporation and Culligan Water Technologies, Inc. In addition, he serves on the Board of Directors of the New York YMCA, Jazz @ Lincoln Center and the Institute of International Education and on the Board of Trustees of Bucknell University. Mr. Ammon's term as a Director of Host REIT will commence at or prior to the REIT Conversion and will expire at the 2001 annual meeting of shareholders.

  Robert M. Baylis. Mr. Baylis has been a Director of Host since 1996 and is a Director of The International Forum, an executive education program of the Wharton School of the University of Pennsylvania. He was formerly Vice Chairman of CS First Boston. Mr. Baylis also serves as a Director of New York Life Insurance Company, Covance, Inc. and Gryphon Holdings, Inc. In addition, he is an overseer of the University of Pennsylvania Museum of Archeology and Anthropology. Mr. Baylis's term as a Director of Host REIT will commence at or prior to the REIT Conversion and will expire at the 2000 annual meeting of shareholders.

  Ann Dore McLaughlin. Ms. McLaughlin has been a Director of Host since 1993 and currently is Chairman of the Aspen Institute. She formerly served as President of the Federal City Council from 1990 until 1995. Ms. McLaughlin has served with distinction in several U.S. Administrations in such positions as Secretary of Labor and Under Secretary of the Department of the Interior. She also serves as a Director of AMR Corporation, Fannie Mae, General Motors Corporation, Kellogg Company, Nordstrom, Potomac Electric Power Company, Union Camp Corporation, Donna Karan International, Inc., Vulcan Materials Company, Harman International Industries, Inc. and Sedgwick Group plc. Ms. McLaughlin's term as a Director of Host REIT will commence at or prior to the REIT Conversion and will expire at the 2000 annual meeting of shareholders.

  Harry L. Vincent, Jr. Mr. Vincent has been a Director of Host since 1969 and is a retired Vice Chairman of Booz-Allen & Hamilton, Inc. He also served as a Director of Signet Banking Corporation from 1973 until 1989. Mr. Vincent's term as a Director of Host REIT will commence at or prior to the REIT Conversion and will expire at the 1999 annual meeting of shareholders.

  John G. Schreiber. Mr. Schreiber has been a Director of Host since 1998 and is President of Schreiber Investments, Inc. and a Senior Advisor and Partner of Blackstone Real Estate Advisors, L.P. Mr. Schreiber serves as a Trustee of AMLI Residential Properties Trust and as a Director of Urban Shopping Centers, Inc., JMB Realty Corporation and a number of mutual funds advised by T. Rowe Price Associates, Inc. Prior to his retirement as an officer of JMB Realty Corporation in 1990, Mr. Schreiber was Chairman and CEO of JMB/Urban Development Company and an Executive Vice President of JMB Realty Corporation. Mr. Schreiber's term as a Director of Host REIT will commence at or prior to the REIT Conversion and will expire at the 1999 annual meeting of shareholders.

  Terence C. Golden. Mr. Golden has been a Director of Host since 1995 and was named President and Chief Executive Officer of Host in 1995. Mr. Golden also serves as a Director of certain subsidiaries of Host. He also serves as Chairman of Bailey Realty Corporation and Bailey Capital Corporation and various affiliated companies. In addition, Mr. Golden is Chairman of the Washington Convention Center and a Director of Prime Retail, Inc., Cousins Properties, Inc., The Morris and Gwendolyn Cafritz Foundation and the District of Columbia Early Childhood Collaborative. He is also a member of the Executive Committee of the Federal City Council. Mr. Golden will be President and Chief Executive Officer of Host REIT commencing at or prior to the REIT Conversion and his term as a Director of Host REIT will commence at or prior to the REIT Conversion and will expire at the 2000 annual meeting of shareholders. Prior to joining Host, Mr. Golden was Chairman of Bailey Realty Corporation and prior to that had served as Chief Financial Officer of The Oliver Carr Company. Before joining The Oliver Carr Company, he served as Administrator of the General Services Administration and as Assistant Secretary of Treasury, and he was co-founder and national managing partner of Trammel Crow Residential Companies.

  Robert E. Parsons, Jr. Mr. Parsons joined Host's Corporate Financial Planning staff in 1981 and was made Assistant Treasurer in 1988. In 1993, Mr. Parsons was elected Senior Vice President and Treasurer of Host, and in 1995, he was elected Executive Vice President and Chief Financial Officer of Host. Since September 1998, Mr. Parsons has been President and an initial Director of Host REIT but he will resign from such positions upon or prior to the REIT Conversion. Mr. Parsons will be Executive Vice President and Chief Financial Officer of Host REIT commencing at or prior to the REIT Conversion.

  Christopher J. Nassetta. Mr. Nassetta joined Host in October 1995 as Executive Vice President and was elected Chief Operating Officer of Host in 1997. Mr. Nassetta will be Executive Vice President and Chief

Operating Officer of Host REIT commencing at or prior to the REIT Conversion. Prior to joining Host, Mr. Nassetta served as President of Bailey Realty Corporation from 1991 until 1995. He had previously served as Chief Development Officer and in various other positions with The Oliver Carr Company from 1984 through 1991.

  Christopher G. Townsend. Mr. Townsend joined Host's Law Department in 1982 as a Senior Attorney. In 1984, Mr. Townsend was made Assistant Secretary of Host, and in 1986, he was made Assistant General Counsel. In 1993, Mr. Townsend was elected Senior Vice President, Corporate Secretary and Deputy General Counsel. In January 1997, he was elected General Counsel. Since September 1998, Mr. Townsend has been Vice President and an initial Director of Host REIT but he will resign from such positions upon or prior to the REIT Conversion. Mr. Townsend will be Senior Vice President, General Counsel and Secretary of Host REIT commencing at or prior to the REIT Conversion.

  Donald D. Olinger. Mr. Olinger joined Host in 1993 as Director--Corporate Accounting. Later in 1993, Mr. Olinger was promoted to Senior Director and Assistant Controller. He was promoted to Vice President-- Corporate Accounting in 1995. In 1996, he was elected Senior Vice President and Corporate Controller. Since September 1998, Mr. Olinger has been Vice President of Host REIT but he will resign from such position at or prior to the REIT Conversion. Mr. Olinger will be Senior Vice President and Corporate Controller of Host REIT commencing at or prior to the REIT Conversion. Prior to joining Host, Mr. Olinger was with the public accounting firm of Deloitte & Touche.

COMMITTEES OF THE BOARD OF DIRECTORS

  Promptly following the consummation of the REIT Conversion, the Board of Directors of Host REIT will establish the following committees:

  Audit Committee. The Audit Committee will be comprised of five Directors who are not employees of Host REIT, namely, R. Theodore Ammon (Chair), Harry L. Vincent, Jr., Ann Dore McLaughlin, John G. Schreiber and Robert M. Baylis. The Audit Committee will meet at least three times a year with the independent auditors, management representatives and internal auditors; recommend to the Board of Directors appointment of independent auditors; approve the scope of audits and other services to be performed by the independent and internal auditors; consider whether the performance of any professional service by the auditors other than services provided in connection with the audit function could impair the independence of the outside auditors; and review the results of internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls.

  Compensation Policy Committee. The Compensation Policy Committee will be comprised of six Directors who are not employees of Host REIT, namely, Harry
L. Vincent, Jr. (Chair), R. Theodore Ammon, John G. Schreiber, Robert M. Baylis, J.W. Marriott, Jr. and Ann Dore McLaughlin. The Compensation Policy Committee's functions will include recommendations on policies and procedures relating to senior officers' compensation and various employee stock plans, and approval of individual salary adjustments and stock awards in those areas.

  Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will be comprised of six Directors who are not employees of Host REIT, namely, Ann Dore McLaughlin (Chair), Harry L. Vincent, Jr., John
G. Schreiber, R. Theodore Ammon, J.W. Marriott, Jr. and Robert M. Baylis. It will consider candidates for election as Directors and will be responsible for keeping abreast of and making recommendations with regard to corporate governance in general. In addition, the Nominating and Corporate Governance Committee will fulfill an advisory function with respect to a range of matters affecting the Board of Directors and its Committees, including the making of recommendations with respect to qualifications of Director candidates, compensation of Directors, the selection of committee chairs, committee assignments and related matters affecting the functioning of the Board.

  Host REIT may from time to time form other committees as circumstances warrant. Such committees will have authority and responsibility as delegated by the Board of Directors.

COMPENSATION OF DIRECTORS

  Directors who are also officers of Host REIT will receive no additional compensation for their services as Directors. Directors elected by the holders of Common Shares and who are not officers will receive an annual retainer fee of $25,000 as well as an attendance fee of $1,250 for each shareholders' meeting, meeting of the Board of Directors or meeting of a committee of the Board of Directors, regardless of the number of meetings held on a given day. The chair of each committee of the Board of Directors will receive an additional annual retainer fee of $1,000, except for the chair of the Compensation Policy Committee, Mr. Vincent, who will receive an annual retainer fee of $6,000. (The higher annual retainer fee paid to the chair of the Compensation Policy Committee relates to his additional duties which include, among other things, the annual performance appraisal of the chief executive officer on behalf of the Board, although the final appraisal is determined by the Board.) Any individual Director receiving these fees may elect to defer payment of all such fees or any portion thereof pursuant to Host REIT's Executive Deferred Compensation Plan and/or Host REIT's Non-Employee Directors' Deferred Stock Compensation Plan. Directors will also be reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings or in visiting hotels or other properties controlled by Host REIT or by Marriott International.

  In 1997, the following Directors of the Company received special one-time awards of Company common stock in the amounts indicated: Mr. Ammon, 4,000 shares; Mr. Baylis, 7,000 shares; Ms. McLaughlin, 7,000 shares and Mr. Vincent, 7,000 shares. The special one-time awards of Company common stock vest at the rate of 10% per year of a Director's service on the Board, with credit given for each year of service already completed, and will also become fully vested upon the death or disability of the Directors.

EXECUTIVE COMPENSATION

  The table below sets forth a summary of the compensation paid by Host for the last three fiscal years to the Chief Executive Officer and the four additional most highly compensated executive officers of Host for Host's fiscal year 1997 (the "Named Executive Officers").

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                      --------------------
                                        ANNUAL COMPENSATION              AWARDS    PAYOUTS
                                 ----------------------------------   ------------ -------
                                                                       RESTRICTED
NAME AND                  FISCAL                       OTHER ANNUAL      STOCK      LTIP      ALL OTHER
PRINCIPAL POSITION         YEAR  SALARY(1)(2) BONUS(3) COMPENSATION   AWARDS(4)(5) PAYOUTS COMPENSATION(6)
------------------        ------ ------------ -------- ------------   ------------ ------- ---------------
Richard E. Marriott.....   1997    $271,449   $108,580   $110,789(7)  $         0    $ 0      $ 22,668(8)
 Chairman of the           1996     262,951    105,180    114,969(7)            0      0        21,439(8)
 Board                     1995     250,554    100,000    107,463(7)            0      0        12,634
Terence C. Golden(9)....   1997     619,045    557,141     58,783(10)     354,693      0        66,105
 President and Chief       1996     600,017    480,013          0      10,476,603      0       560,827(11)
 Executive Officer         1995     190,656    152,152          0               0      0             0
Robert E. Parsons, Jr...   1997     338,889    254,167          0               0      0        36,231
 Executive Vice            1996     328,447    263,490          0       3,658,277      0        26,273
 President and Chief       1995     213,767    123,649          0               0      0        10,951
 Financial Officer
Christopher J.
 Nassetta(9)............   1997     338,889    254,167          0               0      0        36,231
 Executive Vice            1996     328,447    263,490          0       3,647,513      0       119,168(11)
 President and Chief       1995      78,000     50,700          0               0      0             0
 Operating Officer
Christopher G.
 Townsend...............   1997     202,962    111,629          0       1,015,800      0        18,405
 Senior Vice President,    1996     186,232    102,428          0               0      0        15,891
 General Counsel           1995     156,375     93,825          0               0      0         7,658

--------
(1) Fiscal year 1996 base salary earnings were for 53 weeks.
(2) Salary amounts include base salary earned and paid in cash during the fiscal year, the amount of base salary deferred at the election of the executive officer under the Host Marriott Corporation Executive Deferred Compensation Plan and the increase in base salary for the period October
    1, 1997 through the end of the fiscal year which was paid in 1998.
(3) Bonus includes the amount of cash bonus earned pursuant to Host's Performance-Based Annual Incentive Bonus Plan (which was approved by the shareholders in 1996) and to the named individual's performance-based bonus plan during the fiscal year, which is either paid subsequent to the end of each fiscal year or deferred under the Deferred Compensation Plan.
(4) During 1997, the Compensation Policy Committee (the "Committee") of the Board of Directors approved the grant of restricted stock to certain key employees of Host, including Mr. Townsend. In 1996, the Committee approved similar grants of restricted stock to certain key employees of Host, including Messrs. Golden, Parsons and Nassetta. Mr. Golden also received grants of restricted stock on November 6, 1997 and on August 1, 1996 which were pursuant to the terms of his restricted stock agreement with Host. Messrs. Golden, Parsons and Nassetta each received awards which vest over a five-year period, and Mr. Townsend received an award which vests over a three-year period. All such awards consist of shares subject to restrictions relating primarily to continued employment ("General Restrictions") and shares subject to annual performance objectives such as financial performance of Host ("Performance Restrictions"). Performance objectives are established by the Committee and are subject to annual review and revision. Sixty percent of the shares awarded to each executive officer have annual Performance Restrictions, and forty percent of the shares awarded have General Restrictions conditioned upon continued employment. In addition, Messrs. Parsons and Nassetta each received an award of restricted stock which vests sixty percent on December 31, 1998 and forty percent on December 31, 2000, subject to the attainment of certain performance criteria and to the named individual's continued employment ("Special Team Awards"). All Special Team Awards are presented above as "Restricted Stock Awards," and the value stated above is the fair market value on the date of the grant. At Mr. Golden's request and in order to motivate the management team to enhance shareholder value, the Committee issued these Special Team Awards of the shares of restricted stock to key executives of Host in connection with Mr. Golden's joining Host. The dollar value of those awards has been reflected in the Restricted Stock Awards column of the table for the Named Executive Officers. In the event that the executives to whom restricted stock was granted do not continue in the employ of Host or do not meet the performance criteria set by the Committee, those shares will be forfeited, and the Committee has retained the right to grant any forfeited restricted shares to Mr. Golden.
(5) The aggregate number and value of shares of deferred stock and restricted stock subject to "General Restrictions" and "Performance Restrictions" (see footnote 4 above) held by each Named Executive Officer as of the end of fiscal year 1997 are as follows: Mr. R.E. Marriott, 264,000 shares valued at $5,071,440; Mr. Golden, 655,231 shares valued at $12,586,987;
     Mr. Nassetta, 240,267 shares valued at $4,615,529; Mr. Parsons, 261,531 shares valued at $5,073,335; and Mr. Townsend, 56,321 shares valued at $1,078,485. During the period in which any restrictions apply, holders of restricted stock are entitled to receive all dividends or other distributions paid with respect to such stock. Under the terms of certain restricted stock award agreements granted under the long-term incentive plan, each share of restricted stock vests upon a change in control of Host. The stock bonus awards granted by Host are generally derived based on dividing 20% of each individual's annual cash bonus award by the average of the high and low trading prices for a share of common stock on the last trading day of the fiscal year. No voting rights or dividends are attributed to award shares until such award shares are distributed. Stock bonus awards may be denominated as current awards or deferred awards. A current award is distributed in 10 annual installments commencing one year after the award is granted. A deferred award is distributed in a lump sum or in up to 10 annual installments following termination of employment. Deferred award shares contingently vest pro rata in annual installments commencing one year after the stock bonus award is granted to the employee. Awards are not subject to forfeiture once the employee reaches age 55 with 10 years of service with Host or upon (i) retirement after 20 years of service, (ii) disability or (iii) death.
(6)  Amounts included in "All Other Compensation" represent total matching
     Host contribution amounts received under the Retirement and Savings Plan and the Deferred Compensation Plan. In 1997, the amounts attributable to the Retirement and Savings Plan account for each Named Executive Officer were as follows: Mr. R.E. Marriott, $9,024; Mr. Golden, $7,939; Mr. Nassetta, $9,024; Mr. Parsons, $9,500; and Mr. Townsend, $8,448. The amounts attributable to the Deferred Compensation Plan for each named executive officer were as follows: Mr. R.E. Marriott, $13,644; Mr.
     Golden, $58,166; Mr. Nassetta, $27,207; Mr. Parsons, $26,731; and Mr. Townsend, $9,957.
(7)  Amount includes $92,000 in 1997, $86,700 in 1996, and $86,200 in 1995 for
     the allocation of Host personnel for non-Host business.
(8) Effective beginning in 1996, Mr. R.E. Marriott waived (i) payments due to be made to him under the Deferred Compensation Plan following his retirement and (ii) common stock due to be distributed to him under Host's 1997 Comprehensive Stock Incentive Plan following his retirement. In connection with this waiver, Host entered into an arrangement to purchase life insurance policies for the benefit of a trust established by Mr. R.E. Marriott. The cost of the life insurance policies to Host has been actuarially determined and will not exceed the projected after-tax cost Host expected to incur in connection with the payments under the Deferred Compensation Plan and the stock distributions under Host's 1997 Comprehensive Stock Incentive Plan that were waived by Mr. R.E. Marriott.
(9) Mr. Golden joined Host as President and Chief Executive Officer on September 1, 1995. Mr. Nassetta joined Host as Executive Vice President on October 1, 1995.
(10) Amount represents reimbursement of travel expenses of Mr. Golden's spouse when she accompanies him on Host business trips.
(11) As part of their restricted stock agreements with Host, Messrs. Golden and Nassetta were awarded 44,910 and 8,421 shares of Host common stock, respectively, on February 1, 1996. The value of the shares was $516,465 for Mr. Golden and $96,842 for Mr. Nassetta.

  For a comparison of the reimbursements and distributions currently payable to the General Partners and their affiliates and the reimbursements and distributions to be paid by Host REIT, on a pro forma basis, to the General Partners following the Mergers and the REIT Conversion, see "Background and Reasons for the Mergers and the REIT Conversion-- Reimbursements and Distributions to the General Partners and Marriott International."

AGGREGATED STOCK OPTION EXERCISES AND YEAR-END VALUE

  The table below sets forth, on an aggregated basis, (i) information regarding the exercise during fiscal year 1997 of options to purchase Host common stock (and shares of the common stock of other companies which Host has previously spun off) by each of the executive officers listed on the Executive Compensation table above, and (ii) the value on January 2, 1998 of all unexercised options held by such individuals. Host did not grant any options to the executive officers listed on the preceding table in fiscal year 1997. Terence C. Golden and Christopher J. Nassetta do not have any options to purchase stock in any of the companies listed in the following table.

                     AGGREGATED STOCK OPTION EXERCISES IN
              LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                                            VALUE OF UNEXERCISED IN-
                                                              NUMBER OF SHARES                         THE
                                                           UNDERLYING UNEXERCISED               MONEY OPTIONS AT
                                                         OPTIONS AT FISCAL YEAR END            FISCAL YEAR END (1)
                                                                     (#)                               (#)
                                                         --------------------------------   -------------------------
                                      SHARES
                                    ACQUIRED ON  VALUE
                                     EXERCISE   REALIZED
          NAME           COMPANY(2)     (#)       ($)    EXERCISABLE       UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
          ----           ---------- ----------- -------- ---------------   --------------   ----------- -------------
R. E. Marriott..........      HM      35,000    421,379             55,700                0    944,307         0
                             HMS           0          0             11,140                0    145,741         0
                              MI           0          0             55,700                0  3,198,557         0
                           TOTAL      35,000    421,379            122,540                0  4,288,605         0
R. E. Parsons, Jr.......      HM       2,500     40,825             20,225                0    311,837         0
                             HMS         500      5,993              4,045                0     49,212         0
                              MI           0          0              1,625                0     85,423         0
                           TOTAL       3,000     46,819             25,895                0    446,472         0
C. G. Townsend..........      HM           0          0              6,975                0    110,745         0
                             HMS           0          0              1,395                0     17,354         0
                              MI           0          0                  0                0          0         0
                           TOTAL           0          0              8,370                0    128,100         0

--------
(1) Based on a per share price for Host common stock of $19.21, a per share price for HM Services common stock of $14.43, and a per share price for Marriott International common stock of $68.56. These prices reflect the average of the high and low trading prices on the New York Stock Exchange on January 2, 1998.
(2) "HM" represents options to purchase Host common stock ("Host Options"). "HMS" represents options to purchase HM Services common stock. "MI" represents options to purchase Marriott International common stock. In connection with Host's issuance on December 29, 1995 of a special dividend (the "HMS Special Dividend") of HM Services common stock to Host's stockholders, and pursuant to the Host Marriott Corporation 1993 Comprehensive Stock Incentive Plan, all Host Options held by employees of Host were adjusted to reflect the HMS Special Dividend by providing each option holder with the option to purchase one share of HM Services common stock for every option to purchase five shares of Host Common Stock held as of the close of business on December 29, 1995.

  The exercise price of the HM Services options was set, and the price of Host Options was adjusted, so that the economic value of Host Options prior to the HMS Special Dividend was preserved and not increased or decreased as a result of the HMS Special Dividend. In addition, in connection with Host's issuance on October 8, 1993 of a special dividend (the "MI Special Dividend") of Marriott International common stock to Host's stockholders, and pursuant to the Host Marriott Corporation 1993 Comprehensive Stock Incentive Plan, all Host Options held by employees of Host were adjusted to reflect the MI Special Dividend by providing each option holder with the option to purchase one share of Marriott International common stock for every option to purchase one share of Host Common Stock held as of the close of business on October 8, 1993. The exercise price of the Marriott International options was set, and the price of Host Options was adjusted, so that the economic value of Host Options prior to the MI Special Dividend was preserved and not increased or decreased as a result of the MI Special Dividend.

LONG-TERM INCENTIVE PLAN

  The table below sets forth the number of shares of Host common stock awarded under a long-term incentive plan on February 1, 1996 to Messrs. Parsons and Nassetta and on January 22, 1997 to Mr. Townsend.

  Richard E. Marriott and Terence C. Golden did not receive any of the type of awards reported in the following table. These awards represent the number of restricted shares of Host common stock that may vest during or at the end of a three-year period, subject to the satisfaction of certain time and performance restrictions established by the Compensation Policy Committee of the Board of Directors. The vesting provisions governing these awards are subject to review and revision by the Compensation Policy Committee. The performance criteria are set in advance of the completion of the performance year, and if the time and performance criteria are not achieved, the full number of shares will be forfeited.

  The shares may be paid in full if either of the following two formulas is met:

  . Prior to November 1, 1998, the average price of Host common stock traded on the NYSE during any consecutive 60-day period shall increase to 172.8% of the price of Host common stock on November 2, 1995; or

  . The average of the high and low prices of Host common stock traded on the NYSE for each of the first five days of trading prior to November 1, 1998 is 172.8% of the price of Host common stock on November 2, 1995.

  The price of Host common stock on November 2, 1995 was determined to be $11.08 (which reflects an adjustment for the distribution of the common stock of Host Marriott Services Corporation to Host's stockholders on December 29,
1995), and therefore the target price under the two formulas is $19.146 (i.e., 172.8% of $11.08). This increase represents a 20% compounded annual growth rate in the price of Host common stock.

                            LONG-TERM INCENTIVE PLAN
                           AWARDS IN LAST FISCAL YEAR

                                                     PERFORMANCE OR OTHER PERIOD
NAME                                NUMBER OF SHARES  UNTIL MATURITY OR PAYOUT
----                                ---------------- ---------------------------
Robert E. Parsons, Jr. ............      84,206                3 years
Christopher J. Nassetta............      84,206                3 years
Christopher G. Townsend............      20,000                3 years

EMPLOYMENT AGREEMENTS

  The Operating Partnership expects to have employment agreements with certain of its executive officers but there is no assurance that this will be the case. The terms of such agreements currently are under negotiation and are not expected to be finalized until the Effective Date.

1998 EMPLOYEE BENEFITS ALLOCATION AGREEMENT

  As part of the REIT Conversion, Host, the Operating Partnership and Crestline expect to enter into an Employee Benefits and Other Employment Matters Allocation Agreement ("1998 Employee Benefits Allocation

Agreement"). The 1998 Employee Benefits Allocation Agreement is expected to govern the allocation of responsibilities with respect to various compensation, benefits and labor matters. Under the 1998 Employee Benefits Allocation Agreement, Crestline is expected to assume from Host REIT certain liabilities relating to covered benefits and labor matters with respect to individuals who are employed by Host REIT or its affiliates before the Effective Date who will be employed by Crestline or its affiliates ("Transferred Employees") and the Operating Partnership is expected to assume from Host certain other liabilities relating to employee benefits and labor matters. The 1998 Employee Benefits Allocation Agreement is also expected to govern the treatment of awards under the Host Marriott Corporation 1997 Comprehensive Stock Incentive Plan, formerly called the Host Marriott Corporation 1993 Comprehensive Stock Incentive Plan (the "Comprehensive Stock Incentive Plan"), as part of the REIT Conversion. The 1998 Employee Benefits Allocation Agreement is expected to require Crestline to establish the Crestline Capital Corporation 1998 Comprehensive Stock Incentive Plan to grant awards of Crestline common stock. Additionally, the 1998 Employee Benefits Allocation Agreement is expected to provide that the Operating Partnership will adopt the Comprehensive Stock Incentive Plan.

COMPREHENSIVE STOCK INCENTIVE PLAN

  Host sponsors the Comprehensive Stock Incentive Plan for purposes of attracting and retaining highly qualified employees. Host has reserved 44,442,911 shares of Host common stock for issuance pursuant to the Comprehensive Stock Incentive Plan. As part of the REIT Conversion, the Comprehensive Stock Incentive Plan is expected to be adopted by the Operating Partnership. Shares of Host common stock issued or reserved under the Comprehensive Stock Incentive Plan are expected to be exchanged for Host REIT Common Shares and Crestline common stock, according to the terms of the 1998 Employee Benefits Allocation Agreement.

  Under the terms of the Comprehensive Stock Incentive Plan, Host may award eligible full-time employees (i) options to purchase Host common stock, (ii) deferred shares of Host common stock, (iii) restricted shares of Host common stock, (iv) stock appreciation rights, (v) special recognition awards or (vi) other equity-based awards, including but not limited to, phantom shares of Host common stock, performance shares of Host common stock, bonus shares of Host common stock, dividend equivalent units or similar securities or rights. After the REIT Conversion, all grants under the Comprehensive Stock Incentive Plan will be for Host REIT Common Shares.

  The Company intends to continue to award options to purchase Host common stock under the Comprehensive Stock Incentive Plan after the REIT Conversion. Options granted to officers and key employees of the Company will have an exercise price of not less than the fair market value on the date of grant. Incentive stock options granted under the Comprehensive Stock Incentive Plan expire no later than 10 years after the date of grant and non-qualified stock options expire up to 15 years after the date of grant.

  Under the terms of the Comprehensive Stock Incentive Plan, Host may award deferred shares of Host common stock to eligible full-time employees. Deferred shares may be granted as part of a bonus award or deferred stock agreement. After the REIT Conversion, the Company intends to award deferred shares of Host REIT Common Shares under the Comprehensive Stock Incentive Plan. Deferred shares generally vest over ten years in annual installments commencing one year after the date of grant.

  The Comprehensive Stock Incentive Plan also provides for the issuance of restricted shares of Host common stock to officers and key executives to be distributed over the next three or five years in annual installments based on continued employment and the attainment of certain performance criteria. The Company intends to award restricted shares of Host REIT Common Shares after the REIT Conversion.

  Under the terms of the Comprehensive Stock Incentive Plan, Host may grant bonus awards to eligible full-time employees. Bonus awards may be part of a management incentive program which pays part of the annual performance bonus awarded to managers and other key employees in shares of Host common stock. A bonus award entitles the holder to receive a distribution of Host's common stock in accordance with the underlying agreement. Holders of bonus awards vest in the shares covered by their award over ten years in annual installments commencing one year after grant. Unless the holder of a bonus award elects otherwise, vested shares are distributed in 10 consecutive, approximately equal, annual installments. After the REIT Conversion, the Company intends to award bonus awards for shares of Host REIT Common Shares.

  The Comprehensive Stock Incentive Plan authorizes Host to grant stock appreciation rights ("SAR") to eligible full-time employees. SARs awarded under the Comprehensive Stock Incentive Plan give the holder the right to an amount equal to the appreciation in the value of the Host common stock over a specified price. SARs may be paid in the Host common stock, cash or other form or combination form of payout. After the REIT Conversion, the Company intends to award SARs on Host REIT Common Shares.

  Under the Comprehensive Stock Incentive Plan, Host may award an eligible full-time employee or officer a Special Recognition Award. Special Recognition Awards may be paid in the form of Host common stock or an option to purchase Host common stock at an amount not less than fair market value on the date of grant. After the REIT Conversion, the Company intends to award Special Recognition Awards or Host REIT Common Shares to eligible full-time employees or officers.

STOCK PURCHASE PLAN

  Host sponsors the Host Marriott Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the terms of the Stock Purchase Plan, an individual who is: (i) an active eligible employee on the last day of the prior plan year, (ii) working more than 20 hours per week and (iii) customarily employed more than five months in a calendar year may, on the first day of the plan year, purchase Host common stock through contributions or payroll deductions at the lower of the fair market value on the first or last day of such plan year. The Company expects to continue the Stock Purchase Plan after the REIT Conversion.

401(K) PLAN

  Host sponsors the Host Marriott Corporation Retirement and Saving Plan (the "401(k) Plan"). The 401(k) Plan has received a favorable ruling from the IRS as to its tax-qualified status. The 401(k) Plan is expected to be adopted by the Operating Partnership as part of the REIT Conversion. The 401(k) Plan is available to all eligible employees immediately upon their date of hire. A participant may elect to contribute from 1% to 15% of his compensation to the 401(k) Plan. Each year, Host makes a fixed matching contribution equal to 50% of the first 6% of the compensation contributed to the 401(k) Plan by employees. In addition, Host may make a discretionary contribution, in an amount, if any, determined annually by the Board, to the 401(k) Plan for the benefit of eligible employees.

  Under the terms of the 401(k) Plan, participants may elect to invest part or all of their plan benefits in Host common stock. As part of the REIT Conversion, all shares of Host common stock held under the 401(k) Plan are expected to be converted to Host REIT Common Shares and Crestline common stock. After the REIT Conversion, the Company expects to allow the 401(k) Plan's participants to elect to invest all or part of their plan benefits in Host REIT Common Shares.

DEFERRED COMPENSATION PLAN

  Host sponsors the Host Marriott Corporation Non-Employee Director's Deferred Stock Compensation Plan (the "Deferred Compensation Plan") for purposes for attracting and retaining qualified non-employee Directors. Under the terms of the Deferred Compensation Plan, a non-employee Director may elect to defer payment of part or all of his Directors' fees from Host until such individual is no longer a member of the Board. In addition, the Deferred Compensation Plan provides for: (i) a special one time grant of Host common stock to participants who were directors of Host on May 1, 1997; and (ii) annual grants of 750 shares of Host common stock effective on May 14, 1997 and at each annual meeting thereafter. Currently, fees that are deferred under the Deferred Compensation Plan are converted into shares of Host common stock using the fair market value of such shares on the date of deferral. After the REIT Conversion, Host REIT intends to invest Directors' fees deferred under the Deferred Compensation Plan in Host REIT Common Shares.

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

  Non-Employee Directors may elect to receive payment of their benefits under the Deferred Compensation Plan in cash or Host common stock. After the REIT Conversion, Host REIT expects to allow participants of the Deferred Compensation Plan to elect to receive their benefits in cash or Host REIT Common Shares.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  The MGCL permits a Maryland corporation to include in its Charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) acts committed in bad faith or active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter of Host REIT contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

  The Charter of Host REIT authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director or officer or (ii) any individual who, while a director of Host REIT and at the request of Host REIT, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former Director or officer of Host REIT. The Bylaws of Host REIT obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director or officer of Host REIT and at the request of Host REIT, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer or partner of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity, against any claim or liability to which he may become subject by reason of such status. The Charter and Bylaws also permit Host REIT to indemnify and advance expenses to any person who served as a predecessor of Host REIT in any of the capacities described above and to any employee or agent of Host REIT or a predecessor of Host REIT. The Bylaws require Host REIT to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

  The MGCL permits a Maryland corporation to indemnify and advance expenses to its directors, officers, employees and agents. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In accordance with the MGCL, the Bylaws of Host REIT require it, as a condition to advancing expenses, to obtain (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Host REIT as authorized by the Bylaws and (2) a written statement by or on his behalf to repay the amount paid or reimbursed by Host REIT if it shall ultimately be determined that the standard of conduct was not met.

  The Partnership Agreement also provides for indemnification of Host REIT and its officers and trustees to the same extent that indemnification is provided to officers and directors of Host REIT in its Charter, and limits the liability of Host REIT and its officers and directors to the Operating Partnership and its respective partners to the same extent that the liability of the officers and directors of Host REIT to Host REIT and its shareholders is limited under Host REIT's Charter.

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

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, Host REIT has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INDEMNIFICATION AGREEMENTS

  Host REIT intends to enter into indemnification agreements with each of its directors and officers. The indemnification agreement will require, among other things, that Host REIT indemnify its directors and officers to the fullest extent permitted by law and advance to its directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

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

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP BETWEEN HOST AND MARRIOTT INTERNATIONAL

  Host and Marriott International, prior to October 8, 1993, were operated as a single consolidated company. On October 8, 1993 in connection with the issuance of a special dividend (the "Marriott International Distribution"), the consolidated company's businesses were split between Host and Marriott International. Thereafter, Host retained the capital intensive lodging real estate business (the "Ownership Business") and the airport/tollroad concessions business (the "Host/Travel Plazas Business"), while Marriott International took over the management of the lodging and service management businesses (the "Management Business"). (On December 29, 1995, Host distributed the Host/Travel Plazas Business to the shareholders of Host Marriott Services Corporation; see "--Relationship between Host and Host Marriott Services Corporation" below.) On the date of the Marriott International Distribution, Host and its subsidiaries and Marriott International and its subsidiaries entered into certain contractual arrangements governing their relationship following the Marriott International Distribution.

  J.W. Marriott, Jr. and Richard E. Marriott beneficially own approximately 10.6%, and 10.2%, respectively, of the outstanding shares of common stock of Marriott International. By reason of their ownership of such shares of common stock of Marriott International and their positions as Chairman and a Director, respectively, of Marriott International, J.W. Marriott, Jr. and Richard E. Marriott, who will also be a Director and Chairman, respectively, of Host REIT, could be deemed in control of Marriott International within the meaning of the federal securities laws. Other members of the Marriott family might also be deemed control persons of Marriott International by reason of their ownership of shares of Marriott International and/or their relationship to other family members.

  Prior to the Marriott International Distribution, Host and Marriott International entered into a Distribution Agreement (the "Marriott International Distribution Agreement"), which provided for, among other things, (i) the division between Host and Marriott International of certain liabilities and (ii) certain other agreements governing the relationship between Host and Marriott International following the Marriott International Distribution.

  Subject to certain exceptions, the Marriott International Distribution Agreement provided for, among other things, assumptions of liabilities and cross-indemnities designed to allocate, effective as of the Marriott International Distribution, financial responsibility for the liabilities arising out of or in connection with the Management Business to Marriott International and its subsidiaries, and financial responsibility for the liabilities arising out of or in connection with the Ownership Business and Host/Travel Plazas Business, along with the consolidated company's liabilities under a substantial portion of its pre-existing financing and long-term debt obligations, to Host and its retained subsidiaries. The agreements executed in connection with the Marriott International Distribution Agreement also set forth certain specific allocations of liabilities between Host and Marriott International.

  Under the Marriott International Distribution Agreement, Marriott International obtained the Marriott International Purchase Right, which provided Marriott International with the right, until June 2017, to purchase up to 20% of each class of Host's voting stock (determined after assuming full exercise of the right) at its then fair market value (based on an average of trading prices during a specified period), upon the occurrence of certain specified events generally involving a change in control of Host. The Marriott International Purchase Right may be exercised for a 30-day period following the date a person or group of affiliated persons has (i) become the beneficial owner of 20% or more of the total voting power of the then outstanding shares of Host's voting stock or (ii) announced a tender offer for 30% more of the total voting power of the then outstanding shares of Host's common stock. The purchase price for the common stock to be purchased upon the exercise of the Marriott International Purchase Right is determined by taking the average of the closing sale price of the common stock during the 30 consecutive trading days preceding the date the Marriott International Purchase Right becomes exercisable.The Marriott International Purchase Right will continue in effect with respect to Host REIT after the Mergers, subject to the following limitations intended to protect

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the REIT status of Host REIT. The Marriott International Purchase Right will be exercisable only to the extent that neither (i) Marriott International or any entity in which it has a direct or indirect interest and which would be deemed, under the applicable attribution rules, to own the shares of Host REIT owned by Marriott International or which would be deemed to own, taking into account the applicable attribution rules, more than 9.8% of Crestline, any subsidiary of Crestline or any other tenant of Host REIT nor (ii) any owners of direct or indirect interests in Marriott International would, as a result of such exercise, own, taking into account the applicable attribution rules, more than 9.8% of both Host REIT and Crestline, any subsidiary of Crestline or any other tenant of Host REIT. In addition to the foregoing limitation, the Marriott International Purchase Right will be exercisable only if such acquisition and ownership of Host REIT Common Shares would not cause the Operating Partnership to be considered to own, directly or by attribution, 10% or more of Crestline, any subsidiary of Crestline or any other tenant of Host REIT.

  The Marriott International Purchase Right will have an antitakeover effect to the extent that any person considering acquiring a substantial or controlling block of Host REIT's Common Shares will face the possibility that its ability to exercise control would be impaired by the exercise of Marriott International's Purchase Right. In addition, the exercise price of the Marriott International Purchase Right could be lower than the price at which a potential acquiror might be willing to purchase a 20% block of Common Shares because the purchase price for the Marriott International Purchase Right is based on the average trading price during a 30-day period which may be prior to the announcement of a takeover event. This potential price differential might have a further antitakeover effect by discouraging potential acquirors of Host REIT.

  For the purpose of governing certain of the ongoing relationships between Host and Marriott International after the Marriott International Distribution, Host and Marriott International have entered into other agreements. Host believes that the agreements are fair to both parties and contain terms which are generally comparable to those which would have been reached in arm's-length negotiations with unaffiliated parties. Among such other agreements between Host and Marriott International are:

    (i) Lodging Management and Franchise Agreements. Marriott International and certain of its subsidiaries have entered into management agreements with Host and certain of its subsidiaries to manage for fees the Marriott Hotels, Resorts and Suites, Ritz-Carlton hotels, Courtyard hotels and Residence Inns owned or leased by Host and its subsidiaries. Marriott International has also entered into franchise agreements with Host and certain of its subsidiaries to allow Host to use the Marriott brand, associated trademarks, reservation systems and other related items in connection with Host's operation of ten Marriott hotels not managed by Marriott International.

    Each of those management and franchise agreements reflects market terms and conditions and is substantially similar to the terms of management and franchise agreements with other third-party owners regarding lodging facilities of a similar type. In 1997, Host paid to Marriott International fees of $166 million from the managed and franchised lodging properties owned or leased by Host.

    In addition, Host or one of its subsidiaries is a partner in several unconsolidated partnerships (some of which will be consolidated in connection with the REIT Conversion) that, at the end of 1997, owned 241 lodging properties operated by Marriott International or certain of its subsidiaries under long-term agreements. In such cases, Host or its subsidiary typically serves as the general partner. In 1997, these unconsolidated partnerships paid to Marriott International fees of $119 million pursuant to such agreements. The partnerships also paid $23 million in rent to Marriott International in 1997 for land leased from Marriott International upon which certain of the limited service partnerships' hotels are located.

    In connection with the REIT Conversion, these management and franchise agreements will be assigned to the Lessees for the term of the applicable Leases (but the Operating Partnership will remain obligated in the event the Lessees fail to perform their obligations).

    (ii) Credit Agreement. In 1995, Marriott International and a subsidiary of Host entered into a Credit Agreement pursuant to which the subsidiary had the right to borrow up to $225 million from Marriott International. In 1997, however, Host entered into a revolving line of credit agreement with third parties, and as a result, Host terminated the revolving line of credit under the Credit Agreement with Marriott

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

  International. Host remains subject to various covenants and guaranty reimbursement obligations under the Credit Agreement.

    (iii) Tax Sharing Agreement. Host and Marriott International have entered into a tax sharing agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of federal, state and other income or franchise taxes relating to Host's businesses for tax years prior to the Marriott International Distribution and with respect to certain tax attributes of Host after the Marriott International Distribution. Host and Marriott International have agreed to cooperate with each other and to share information in preparing tax returns and in dealing with other tax matters.

    (iv) Noncompetition Agreement. Host and Marriott International entered into a noncompetition agreement that defines the parties' rights and obligations with respect to certain businesses operated by Marriott International and Host. In general, under the noncompetition agreement, Host and its subsidiaries are prohibited from entering into or acquiring any business that competes with the hotel management business as conducted by Marriott International until October 8, 2000. See "--Senior Living Communities Acquisitions."

    (v) Administrative Services Agreements. Marriott International and Host have entered into a number of agreements pursuant to which Marriott International has agreed to provide certain continuing administrative services to Host and its subsidiaries. Such services are provided on market terms and conditions. In general, the administrative services agreements can be kept in place at least through the end of 1998.

    (vi) Marriott International Guarantees. In connection with the Marriott International Distribution, Host and Marriott International entered into agreements pursuant to which Marriott International has agreed to guarantee Host's performance in connection with certain partnership, real estate and project loans and other Host obligations. Such guarantees are limited in an aggregate principal amount of up to $107 million at June 19, 1998. Marriott International has not been required to make any payments pursuant to the guarantees.

  In addition to the foregoing agreements, Host and Marriott International have had occasion to enter into other agreements in the ordinary course of business. Host believes that such agreements are fair to both parties and contain terms which are generally comparable to those which would have been reached in arm's-length negotiations with unaffiliated parties. Among such other agreements between Host and Marriott International are:

    (a) Hotel Acquisitions. Marriott International has provided, and Host expects that Marriott International in the future will provide, financing to Host for a portion of the cost of acquiring properties to be operated or franchised by Marriott International. In 1997, Marriott International did not provide any new acquisition financing, although Host remained indebted to Marriott International for acquisition financing from prior years. Marriott International provided Host with $70 million of mortgage financing in 1995 for the acquisition of three full-service hotels at an average interest rate of 8.5%. Marriott International subsequently sold one of the loans in 1996. In 1996, Marriott International and Host formed a joint venture (which will be owned by a Non-Controlled Subsidiary) and Marriott International provided Host with $29 million in debt financing at an average interest rate of 12.7% and with $28 million in preferred equity, for the acquisition of two full-service hotels in Mexico City.

    (b) Senior Living Communities Acquisitions. On June 21, 1997, Host acquired the outstanding common stock of Forum Group, Inc. (the "Forum Group") from Marriott Senior Living Services, Inc., a subsidiary of Marriott International. Host purchased the Forum Group portfolio of 29 premier senior living communities for approximately $460 million, including approximately $270 million in debt ($59 million of which was provided by Marriott International). In 1997, Host had completed $56 million of the approximately $107 million expansion plan to add approximately 1,060 units to these communities. As a result, an additional $33 million of debt financing has been provided by Marriott International and Marriott International may provide additional financing as the expansion plan is completed. The properties will continue to be managed by Marriott International. From the date of acquisition through the end of 1997, Host paid to Marriott International management fees of $6 million from the senior living properties owned

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  by Host. In connection with the acquisition, Host and Marriott
  International entered into a noncompetition agreement that defines the parties' rights and obligations with respect to the operation of senior living services by Marriott International and Host. In general, under the noncompetition agreement, Host and its subsidiaries are prohibited from entering into or acquiring any business that competes with the senior living management business as conducted by Marriott International until 2017. In 1997, Host also acquired all but 1% of the remaining 50% interest in the joint venture which owned the 418-unit Leisure Park senior living community from Marriott International for approximately $23 million, including approximately $15 million of mortgage debt assumed by Host. As part of the REIT Conversion, the senior living communities business will be distributed to Host's shareholders; thus, the Limited Partners whose Partnership participates in a Merger will not own an interest in this business.

    (c) 1993 Employee Benefits Allocation Agreement. Host and Marriott International have entered into an Employee Benefits and Other Employment Matters Allocation Agreement ("1993 Employee Benefits Allocation Agreement") that provides for the allocation of certain responsibilities with respect to employment compensation, benefit and labor matters. The 1993 Employee Benefits Allocation Agreement was amended as of March 27, 1998 to: (i) reflect various conversions and redenominations that were necessary as a result of the spin-off and acquisitions described in Marriott International's February 12, 1998 Proxy, and to add New Marriott MI, Inc. (renamed Marriott International, Inc.) as a party to the 1993 Employee Benefits Allocation Agreement. In general, the 1993 Employee Benefits Allocation Agreement provides that Host retained all employee liabilities for employees who on or after the Marriott International Distribution were employees of Host, and that old Marriott International, Inc., which was renamed Sodexo Marriott Services, Inc. in 1998, retained all liabilities for employees who on or after the Marriott Distribution were employees of Marriott International. Pursuant to the 1993 Employee Benefits Allocation Agreement, and in connection with the Marriott Distribution, Host also adjusted outstanding awards under the Host employee benefit plans. The 1993 Employee Benefits Allocation Agreement is expected to be amended as part of the REIT Conversion to add the Operating Partnership and Crestline as parties to the agreement and to reflect the 1998 Employee Benefits Allocation Agreement.

RELATIONSHIP BETWEEN HOST AND HOST MARRIOTT SERVICES CORPORATION

  On December 29, 1995, Host issued a special dividend (the "HMSC Distribution") which split Host's businesses between Host and Host Marriott Services Corporation ("HM Services"). Prior to December 29, 1995, HM Services was a wholly owned subsidiary of Host. Thereafter, Host retained the capital intensive lodging real estate business (the "Ownership Business"), while HM Services took over the airport/tollroad concessions business (the "Host/Travel Plazas Business"). Host and its subsidiaries and HM Services and its subsidiaries have entered into certain relationships following the HMSC Distribution.

  Richard E. Marriott and J.W. Marriott, Jr. beneficially own approximately 6.75% and 6.88%, respectively, of the outstanding shares of common stock of HM Services. By reason of their ownership of such shares of common stock of HM Services and their positions as Directors of HM Services, Richard E. Marriott and J.W. Marriott, Jr., who are also Chairman and a Director, respectively, of Host, could be deemed in control of HM Services within the meaning of the federal securities laws. Other members of the Marriott family might also be deemed control persons of HM Services by reason of their ownership of shares of HM Services and/or their relationship to other family members.

  Prior to the HMSC Distribution, Host and HM Services entered into a Distribution Agreement (the "HMSC Distribution Agreement"), which provided for, among other things, (i) certain asset transfers to occur prior to the HMSC Distribution, (ii) the HMSC Distribution, (iii) the division between Host and HM Services of certain liabilities and (iv) certain other agreements governing the relationship between Host and HM Services following the HMSC Distribution.

  Subject to certain exceptions, the HMSC Distribution Agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to allocate, effective as of the HMSC Distribution,

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

financial responsibility for the liabilities arising out of or in connection with the Host/Travel Plazas Business to HM Services and its subsidiaries and financial responsibility for the liabilities arising out of or in connection with the Ownership Business to Host and its retained subsidiaries. The agreements executed in connection with the HMSC Distribution Agreement also set forth certain specific allocations of liabilities between Host and HM Services. The HMSC Distribution Agreement also provides that HM Services will assume its proportionate share of Host's current obligation for certain employee benefit awards denominated in Host common stock currently held by employees of Marriott International.

  For the purpose of governing certain of the ongoing relationships between Host and HM Services after the HMSC Distribution, Host and HM Services have entered into other agreements. Host believes that the agreements are fair to both parties and contain terms which are generally comparable to those which would have been reached in arm's-length negotiations with unaffiliated parties. Among such other agreements between Host and HM Services are:

    (i) Tax Sharing Agreement. Host and HM Services have entered into a tax sharing agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of federal, state and other income or franchise taxes relating to Host's businesses for tax years prior to the HMSC Distribution and with respect to certain tax attributes of Host after the HMSC Distribution. Host and HM Services have agreed to cooperate with each other and to share information in preparing tax returns and in dealing with other tax matters.

    (ii) Guarantees of Concession Agreements. Host and HM Services have entered into agreements pursuant to which Host has agreed to guarantee HM Services' performance in connection with certain tollroad concessions operated by HM Services. Host has not been required to make any payment pursuant to the guarantees and does not anticipate making any such payment in 1998.

    (iii) 1995 Employee Benefits Allocation Agreement. Host and HM Services have entered into an Employee Benefits and Other Employment Matters Allocation Agreement (the "1995 Employee Benefits Allocation Agreement") that provides for the allocation of certain responsibilities with respect to employee compensation, benefits and labor matters. In general, the 1995 Employee Benefits Allocation Agreement provides that Host retain all employee liabilities for employees who on or after the HMSC Distribution were employees of Host, and that HM Services retain all employee liabilities for employees who on or after the HMSC Distribution were employees of HM Services. Pursuant to the 1995 Employee Benefits Allocation Agreement, and in connection with the HMSC Distribution, Host also adjusted outstanding awards under Host employee benefit plans. The 1995 Employee Benefits Allocation Agreement is expected to be amended as part of the REIT Conversion to add the Operating Partnership and Crestline as parties to the agreement and to reflect the 1998 Employee Benefits Allocation Agreement.

RELATIONSHIP BETWEEN HOST AND CRESTLINE CAPITAL CORPORATION AFTER THE INITIAL E&P DISTRIBUTION

  For the purposes of governing certain of the ongoing relationships between Crestline and Host after the Initial E&P Distribution and to provide mechanisms for an orderly transition, Crestline and Host will enter into, in addition to the Leases, various agreements, as described below.

  Distribution Agreement

  Prior to the Initial E&P Distribution, Crestline and Host will enter into a distribution agreement (the "Distribution Agreement"), which will provide for, among other things, (i) the distribution of shares of Crestline in connection with the Initial E&P Distribution; (ii) the division between Crestline and Host of certain assets and liabilities; (iii) the contribution to Crestline of Host's 3% general partnership interest in Boynton Beach Limited Partnership, which owns a senior living community located in Boynton Beach; and (iv) certain other agreements governing the relationship between Crestline and Host following the Initial E&P Distribution.

  Subject to certain exceptions, the Distribution Agreement will provide for, among other things, assumptions of liabilities and cross-indemnities designed to allocate to Crestline, effective as of the date of the Initial E&P

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

Distribution, financial responsibility for liabilities arising out of or in connection with the business of the senior living communities.

  The Distribution Agreement also will provide that by the date of the Initial E&P Distribution, Crestline and Host will take all necessary actions which may be required to amend Crestline's Articles of Incorporation and Bylaws.

  The Distribution Agreement also will provide that each of Crestline and Host will be granted access to certain records and information in the possession of the other, and will require the retention by each of Crestline and Host for a period of ten years following the Initial E&P Distribution of all such information in its possession, and thereafter will require that each party give the other prior notice of its intention to dispose of such information. The Distribution Agreement also will require the allocation of shared privileges with respect to certain information and will require each of Crestline and Host to obtain the consent of the other prior to waiving any shared privilege.

  Tax Sharing Agreement

  Crestline and Host will enter into a tax sharing agreement (the "Tax Sharing Agreement") which will define each party's rights and obligations with respect to deficiencies and refunds of federal, state and other income or franchise taxes relating to Crestline's business for taxable years prior to the Initial E&P Distribution and with respect to certain tax attributes of Crestline after the Initial E&P Distribution. Generally, Host will be responsible for filing consolidated returns and paying taxes for periods prior to the date of the Initial E&P Distribution, and Crestline will be responsible for filing returns and paying taxes for subsequent periods.

  Asset Management Agreement

  Crestline and Host will enter into an asset management agreement (the "Asset Management Agreement"), pursuant to which Crestline will agree to provide review and advice on the management and operation of the hotels in order to assist Host in making strategic decisions. Generally, Crestline will provide the following consulting services in its capacity as the Lessee of the hotels:
(i) review of operating and financial results (including site visits) and meet with Host, at least quarterly, to review such results of the hotels; (ii) review of financial statements and budgets, including periodic accounting statements, annual operating budgets, FF&E budgets and management analysis reports; (iii) revenue and capital spending projections; (iv) administration of hotel mortgages; (v) advice relating to any changes to the hotel management agreements; (vi) review of market conditions and competition for each of the hotels; and (vii) monitoring and negotiating with governmental agencies in connection with any condemnation proceedings against the hotels. Crestline will be paid a fee of $4.5 million for each fiscal year for its consulting services under the Asset Management Agreement. The Asset Management Agreement will have a term of two years with an automatic one year renewal, unless terminated earlier by either party.

  Corporate Transitional Services Agreement

  Crestline and Host will, prior to the date of the Initial E&P Distribution, enter into a transitional services agreement (the "Corporate Transitional Services Agreement") pursuant to which Crestline and Host will provide certain limited services to each other for a fee. Among other things, Host will provide centralized administrative and computer systems services to Crestline.

  Non-Competition Agreement

  Crestline and Host will enter into a non-competition agreement that limits the respective parties' future business opportunities. See "Business and Properties--Non-Competition Agreement."

  1998 Employee Benefits and Other Employment Matters Allocation Agreement

  As part of the REIT Conversion, Host, the Operating Partnership and Crestline expect to enter into the 1998 Employee Benefits Allocation Agreement relating to various compensation, benefits and labor matters. See
"Management--1998 Employee Benefits Allocation Agreement."

  Guaranty and Pooling Agreements

  Crestline and certain of its subsidiaries will enter into a limited guaranty of the lease and management agreement obligations of each Lessee. For each of the four identified "pools" of hotels, the cumulative limit of the guaranty at any time will be 10% of the aggregate rents under all Leases in such pool paid with respect to the preceding twelve full calendar months (with an annualized amount based upon the Minimum Rent for those full-service Leases that have not been in effect for 12 full calendar months).

                          PRINCIPAL SECURITY HOLDERS

  The following table sets forth, as of July 31, 1998, the beneficial ownership of OP Units and Common Shares of (i) each person who is expected to hold more than a 5% interest in the Operating Partnership or Host REIT, (ii) directors of Host REIT, (iii) the Chief Executive Officer and the four most highly compensated executive officers of Host REIT and (iv) the directors and executive officers of Host REIT as a group. Unless otherwise indicated in the footnotes, all of such interests are owned directly and the indicated person or entity has sole voting and investment power.

  The "Percent of All Common Shares and OP Units" represents the number of Common Shares and OP Units the person is expected to hold immediately after the REIT Conversion, as a percentage of the total number of Common Shares and OP Units expected to be outstanding immediately after the REIT Conversion (excluding OP Units held by Host REIT and its subsidiaries). The information in this table assumes that all transactions comprising the REIT Conversion are consummated as currently expected. The address of each beneficial owner is 10400 Fernwood Road, Bethesda, Maryland 20817 unless otherwise indicated.

                                                                       PERCENT  PERCENT OF
                                     PERCENT OF NUMBER OF  PERCENT OF  OF ALL   ALL COMMON
                          NUMBER OF    ALL OP     COMMON     COMMON    COMMON   SHARES AND
          NAME             OP UNITS   UNITS(1)  SHARES(2)  SHARES(3)  SHARES(4) OP UNITS(5)
          ----            ---------- ---------- ---------- ---------- --------- -----------
R. Theodore Ammon.......           0     *          15,500     *          *          *
Robert M. Baylis........           0     *          13,500     *          *          *
Terence C. Golden(6)....           0     *         781,684     *          *          *
J.W. Marriott,
 Jr.(6)(7)(8)...........      14,625     *      13,275,014    6.49%      6.50%      4.93%
Richard E.
 Marriott(6)(8)(9)......      12,350     *      13,203,209    6.46       6.46       4.90
Ann Dore McLaughlin.....           0     *           9,500     *          *          *
John G. Schreiber(10)...     875,000    1.34%            0     *          *          *
Harry L. Vincent, Jr....           0     *          25,100     *          *          *
Christopher J.
 Nassetta(6)............           0     *         356,201     *          *          *
Robert E. Parsons,
 Jr.(6).................           0     *         404,244     *          *          *
Christopher G.
 Townsend(6)............           0     *         109,417     *          *          *
Blackstone
 Entities(11)...........  43,700,000   67.02             0     *        17.61      16.20
Dresdner RCM Global
 Investors LLC(12)......           0     *      13,595,975    6.65       6.65       5.04
FMR Corp.(13)...........           0     *      22,532,574   11.02      11.02       8.35
Southeastern Asset
 Management, Inc.(14)...           0     *      36,758,000   17.98      17.98      13.63
ALL DIRECTORS AND
 EXECUTIVE OFFICERS AS A
 GROUP (11
 PERSONS)(6)(15)........     901,975    1.38%   24,209,204   11.84%     12.23%      9.31%

--------
 *less than 1%

 (1) Represents the number of OP Units held by the person as a percentage of the total number of OP Units to be issued to persons other than Host REIT and its subsidiaries in the REIT Conversion (65.2 million OP Units), assuming a maximum value of $15.50 per OP Unit.
 (2) Consists of Common Shares received in the REIT Conversion as a result of ownership of Host.
 (3) Represents the number of Common Shares held by the person as a percentage of the total number of Common Shares expected to be outstanding immediately following the REIT Conversion (204.5 million Common Shares).
 (4) Assumes that all OP Units held by the person are redeemed for Common Shares. The total number of Common Shares and OP Units outstanding used in calculating this percentage (204.2 million Common Shares plus the number of OP Units beneficially owned by the person) assumes that none of the OP Units held by other persons are redeemed for Common Shares.
 (5) Assumes that all OP Units held by the person are redeemed for Common Shares. The total number of Common Shares and OP Units outstanding used in calculating this percentage (269.7 million) assumes that all of the OP Units held by other persons also are redeemed for Common Shares.
 (6) Includes (i) the shares of unvested restricted stock granted under Host's 1993 and 1997 Comprehensive Stock Incentive Plans, which are voted by the holder thereof and (ii) the following number of shares which could be acquired by the named persons through the exercise of stock options within 60 days of July 31, 1998: for J.W. Marriott, Jr., 810,447 shares; for Richard E. Marriott, 55,700 shares; for Mr. Parsons, 15,225 shares; for Mr. Townsend, 6,975 shares; and for all directors and executive officers as a group, 913,147 shares. Does not include any other shares reserved, contingently vested or awarded under the above-named Plan.
 (7) Common Shares includes: (i) 1,977,450 shares held in trust for which J.W. Marriott, Jr. is the trustee or a co-trustee; (ii) 68,426 shares held by the wife of J.W. Marriott, Jr.; (iii) 704,555 shares held in trust for which the wife of J.W. Marriott, Jr. is the trustee or a co-trustee; (iv) 2,451,787 shares held by the J. Willard Marriott Foundation of which J.W. Marriott, Jr. is a co-trustee; (v) 2,707,590 shares held by a limited partnership whose general partner is a corporation of which J.W. Marriott, Jr. is the controlling shareholder; and (vi) 80,000 shares held by a limited partnership whose general partner is J.W. Marriott, Jr.; does not include shares held by the adult children of J.W. Marriott, Jr., of which J.W. Marriott, Jr. disclaims beneficial ownership of all such shares.
 (8) By virtue of their ownership of shares of Host common stock and their positions as Chairman and Director, respectively, Richard E. Marriott and J.W. Marriott, Jr. could be deemed in control of Host within the meaning of the federal securities laws. Other members of the Marriott family might also be deemed control persons by reason of their ownership of shares and/or their relationship to other family members. J.W. Marriott, Jr., Richard E. Marriott, their mother Alice S. Marriott and other members of the Marriott family and various trusts established by members of the Marriott family owned beneficially an aggregate of 25,179,933 shares, or 12.31% of the total shares outstanding of Host common stock as of July 31, 1998.
 (9) Common Shares includes: (i) 1,874,709 shares held in trust for which Richard E. Marriott is the trustee or a co-trustee; (ii) 68,219 shares held by the wife of Richard E. Marriott; (iii) 603,828 shares held in trust for which the wife of Richard E. Marriott is the trustee or a co-trustee; (iv) 2,451,787 shares held by the J. Willard Marriott Foundation of which Richard E. Marriott is a co-trustee; and (v) 2,302,729 shares held by a corporation of which Richard E. Marriott is the controlling shareholder; does not include shares held by the adult children of Richard E. Marriott, of which Richard E. Marriott disclaims beneficial ownership of all such shares.
(10) OP Units include only John G. Schreiber's proportionate share of OP Units to be received by the Blackstone Entities in the Blackstone Acquisition; John G. Schreiber disclaims beneficial ownership of all other OP Units to be acquired by the Blackstone Entities.
(11) The Blackstone Entities constitute a series of affiliated partnerships. Initially, a majority of the OP Units received pursuant to the Blackstone Acquisition will be held by such affiliated partnerships, but eventually will be distributed by such affiliated partnerships to their partners.
(12) Represents shares of Host common stock held by Dresdner RCM Global Investors LLC ("Dresdner RCM") and its affiliates, RCM Limited L.P. ("RCM Limited") and RCM General Corporation ("RCM General"), and by Dresdner Bank AG, of which Dresdner RCM is a wholly owned subsidiary. Dresdner RCM has reported in a Schedule 13G under the Exchange Act, filed with the Commission, sole dispositive power over 12,943,675 shares and shared dispositive power over 282,000 shares. Of these shares, Dresdner RCM has reported sole voting power over 8,854,200 shares and does not share voting power with respect to any shares. In addition, Dresdner Bank AG has reported in a separate Schedule 13G under the Exchange Act, filed with the Commission, sole dispositive and voting power over 370,300 shares of Host common stock, and such shares are included in the number reported in this table. The principal business address of Dresdner RCM, RCM Limited and RCM General is Four Embarcadero Center, San Francisco, California 94111. The principal business address of Dresdner Bank AG is Jurgen Ponto-Platz 1, 60301 Frankfurt, Germany.
(13) Represents shares of Host common stock held by FMR Corp. ("FMR") and its subsidiaries, Fidelity Management Trust Company ("FMT") and Fidelity Management & Research Company ("FM&R"). FMR has reported in a Schedule 13G under the Exchange Act, filed with the Commission, that FMR, through its control of FM&R and certain investment funds for which FM&R acts as an investment adviser, has sole power to dispose of 22,474,835 shares of Host common stock owned by such investment funds, including the 15,610,500 shares of Host common stock (or 7.64% of the total shares outstanding of Host common stock as of July 31, 1998) held by the Fidelity Magellan Fund. FMR has no power to vote or direct the voting of the shares of Host Common Stock owned by the investment funds, which power resides with the Board of Trustees of such investment funds. FMR, through its control of FMT and certain institutional accounts for which FMT serves as investment manager, has sole dispositive power over 57,739 shares, the sole power to vote or direct the voting of 44,301 shares, and no power to vote or direct the voting of 13,438 shares of Host common stock owned by the institutional accounts. The principal business address for FMR, FMT and FM&R is 82 Devonshire Street, Boston, Massachusetts 02109.
(14) Represents shares of Host common stock held by Southeastern Asset Management, Inc. ("SAM"). SAM has reported in a Schedule 13G under the Exchange Act, filed with the Commission, sole dispositive power over 21,730,700 shares, shared dispositive power over 14,968,300 shares and no dispositive power over 59,000 shares. Of these shares, SAM has reported sole voting power over 18,338,100 shares, shared voting power over 14,968,300 shares and no power to vote 3,451,600 shares. The principal business address of SAM is 6075 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.
(15) Common Shares includes the total number of shares held by trusts for which both J.W. Marriott, Jr. and Richard E. Marriott are co-trustees. Beneficial ownership of such shares is attributable to each of J.W. Marriott, Jr. and Richard E. Marriott in the table above under the Director subheading, but such shares are included only once in reporting the total number of shares owned by all directors and executive officers as a group. All directors and executive officers as a group (other than members of the Marriott family) owned beneficially an aggregate of 1,757,788 shares, or 0.86%, of the total shares outstanding as of July 31, 1998. In addition, Host's Retirement and Savings Plan owned 65,257 shares, or 0.03% of the total shares outstanding as of July 31, 1998.

                            DESCRIPTION OF OP UNITS

  Limited Partners whose Partnership participates in a Merger will receive OP Units in exchange for their Partnership Interests. Limited Partners who elect to receive Common Shares or Notes will tender (or be deemed to have tendered) all of the OP Units they receive to Host REIT in exchange for Common Shares or to the Operating Partnership in exchange for Notes. See "The Mergers and the REIT Conversion--The Mergers--Issuance of OP Units," "--Right to Exchange OP Units for Common Shares" and "--Right to Exchange OP Units for Notes." Commencing one year after the Mergers, each limited partner in the Operating Partnership (other than Host REIT) will be entitled to have each of his OP Units redeemed by the Operating Partnership at any time for cash equal to the fair market value at the time of redemption of one Common Share (subject to adjustment to reflect any stock split, stock dividend or other transaction affecting the number of Common Shares outstanding but not affecting the number of OP Units outstanding), or, at the option of Host REIT, one Common Share (subject to adjustment as described herein). The material terms of the Common Shares, including a summary of certain provisions of Host REIT's Charter and Bylaws, are set forth in "Description of Capital Stock" and "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws." The material terms of the OP Units, including a summary of certain provisions of the Partnership Agreement, are set forth below. The following description of the terms and provisions of the OP Units and certain other matters does not purport to be complete and is subject to, and qualified in its entirety by, reference to applicable provisions of Delaware law and the Partnership Agreement. A copy of the Partnership Agreement in substantially the form in which it will be adopted (subject to such modifications as do not materially and adversely affect the rights of the holders of OP Units to be issued in the Mergers) is attached as Appendix A to this Consent Solicitation. Each person acquiring OP Units in the Mergers or thereafter will be deemed bound by the terms and conditions of the Partnership Agreement. For a comparison of the voting and certain other rights of Limited Partners of the Partnerships, holders of OP Units in the Operating Partnership and shareholders of Host REIT, see "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

GENERAL

  Holders of OP Units (other than Host REIT in its capacity as general partner) will hold a limited partnership interest in the Operating Partnership, and all holders of OP Units (including Host REIT in its capacity as general partner) will be entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership. Because Host REIT will hold a number of OP Units equal to the number of Common Shares outstanding, each OP Unit generally will receive distributions in the same amount paid on each Common Share. See "Distribution and Other Policies-- Distribution Policy."

  Holders of OP Units will have the rights to which limited partners are entitled under the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act). The OP Units to be issued in the Mergers will not be listed on any exchange or quoted on any national market system. The Partnership Agreement imposes certain restrictions on the transfer of OP Units, as described below.

FORMATION

  The Operating Partnership was formed as a Delaware limited partnership under the Delaware Act on April 15, 1998. Upon the consummation of the REIT Conversion, Host REIT will be admitted to the Operating Partnership as the sole general partner of the Operating Partnership. Following the REIT Conversion, Host REIT will hold a substantial number of the OP Units. Of the OP Units allocated to Host REIT, a 0.1% interest in the Operating Partnership will be held by Host REIT as the general partner of the Operating Partnership, and the remaining OP Units allocated to Host REIT will be held by Host REIT as a limited partner in the Operating Partnership.

PURPOSES, BUSINESS AND MANAGEMENT

  The purpose of the Operating Partnership includes the conduct of any business that may be lawfully conducted by a limited partnership formed under the Delaware Act, except that the Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit Host REIT to qualify as a REIT under Section 856 of the Code, unless Host REIT ceases to qualify as a REIT for reasons other than the conduct of the business of the Operating Partnership. Subject to the foregoing limitation, the Operating Partnership may enter into partnerships, joint ventures or similar arrangements and may own interests directly or indirectly in any other entity.

  Host REIT, as general partner of the Operating Partnership, has the exclusive power and authority to conduct the business of the Operating Partnership subject to the consent of the limited partners in certain limited circumstances discussed below. No limited partner may take part in the operation, management or control of the business of the Operating Partnership by virtue of being a holder of OP Units.

  In particular, the limited partners expressly acknowledge in the Partnership Agreement that Host REIT is acting on behalf of the Operating Partnership's limited partners and Host REIT's shareholders collectively, and is under no obligation to consider the tax consequences to limited partners when making decisions for the benefit of the Operating Partnership. Host REIT intends to make decisions in its capacity as general partner of the Operating Partnership so as to maximize the profitability of Host REIT and the Operating Partnership as a whole, independent of the tax effects on the limited partners. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers." Host REIT and the Operating Partnership will have no liability to a limited partner as a result of any liabilities or damages incurred or suffered by, or benefits not derived by, a limited partner as a result of the act or omission of Host REIT as general partner of the Operating Partnership unless Host REIT acted, or failed to act, in bad faith and the act or omission was material to the loss, liability or benefit not derived.

HOST REIT MAY NOT ENGAGE IN OTHER BUSINESSES; CONFLICTS OF INTEREST

  Host REIT, as general partner, may not conduct any business other than the business of the Operating Partnership without the consent of limited partners holding percentage interests in the Operating Partnership ("Percentage Interests") that are more than 50% of the aggregate Percentage Interests of the outstanding limited partnership interests entitled to vote thereon, excluding any such interests held by Host REIT. Other persons (including officers, directors, employees, agents and other affiliates of Host REIT) will not be prohibited under the Partnership Agreement from engaging in other business activities. However, Host REIT, on behalf of the Operating Partnership, has adopted certain policies regarding noncompetition provisions and avoidance of conflicts of interest. See "Distribution and Other Policies-- Conflicts of Interest Policies." In addition, the Partnership Agreement does not prevent another person or entity that acquires control of Host REIT in the future from conducting other businesses or owning other assets, even though such businesses or assets may be ones that it would be in the best interests of the limited partners for the Operating Partnership to own.

DISTRIBUTIONS; ALLOCATIONS OF INCOME AND LOSS

  The Partnership Agreement provides for the quarterly distribution of Available Cash (as determined in the manner provided in the Partnership Agreement) to Host REIT and the limited partners as holders of OP Units in proportion to their percentage interests in the Operating Partnership. "Available Cash" is generally defined as net income plus depreciation and amortization and any reduction in reserves and minus interest and principal payments on debt, capital expenditures, any additions to reserves and other adjustments. At the time of the REIT Conversion, neither Host REIT nor the limited partners will be entitled to any preferential or disproportionate distributions of Available Cash (except to the extent that Host REIT receives preferred units in the Operating Partnership with economic rights that mirror the economic rights of any preferred stock that Host has outstanding at the time of the REIT Conversion). The Partnership Agreement provides for the allocation to Host REIT, as general partner, and the limited partners of items of Operating Partnership income and loss as described in "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Allocations of Operating Partnership Income, Gain, Loss and Deduction."

BORROWING BY THE OPERATING PARTNERSHIP

  Host REIT is authorized to cause the Operating Partnership to borrow money and to issue and guarantee debt as it deems necessary for the conduct of the activities of the Operating Partnership, including financing and refinancing the assets of the Operating Partnership. Such debt may be secured by mortgages, deeds of trust, liens or encumbrances on properties of the Operating Partnership. Host REIT also may cause the Operating Partnership to borrow money to enable the Operating Partnership to make distributions, including distributions to holders of OP Units, including Host REIT, in an amount sufficient to permit Host REIT, as long as it qualifies as a REIT, to avoid the payment of any federal income tax. See "Distribution and Other Policies--Financing Policies."

REIMBURSEMENT OF HOST REIT; TRANSACTIONS WITH HOST REIT AND ITS AFFILIATES

  Host REIT will not receive any compensation for its services as general partner of the Operating Partnership. Host REIT, however, as a partner in the Operating Partnership, has the same right to allocations and distributions as other partners in the Operating Partnership. The Operating Partnership will pay all expenses relating to the Operating Partnership's organization, the REIT Conversion, the acquisition and ownership of its assets and its operations. The Operating Partnership will be responsible for and will pay (or reimburse) all expenses and liabilities of any nature that Host REIT may incur (including expenses and liabilities arising out of the REIT Conversion and expenses related to the ongoing operations of Host REIT and to the management and administration of any subsidiaries of Host REIT permitted under the Partnership Agreement). The Operating Partnership also will be responsible for paying any and all taxes incurred by Host REIT, except that the Operating Partnership will not be responsible for any taxes that Host REIT would not have been required to pay if it qualified as a REIT for federal income tax purposes or any taxes imposed on Host REIT by reason of its failure to distribute to its shareholders an amount equal to its taxable income. The Operating Partnership, however, will not be responsible for expenses or liabilities incurred by Host REIT that are excluded from the scope of the indemnification provisions of the Partnership Agreement.

  Except as expressly permitted by the Partnership Agreement, Host REIT and its affiliates will not engage in any transactions with the Operating Partnership, except on terms that are determined in good faith by the general partner to be fair and reasonable and no less favorable to the Operating Partnership than would be obtained from an unaffiliated third party.

LIABILITY OF HOST REIT AND LIMITED PARTNERS

  Host REIT, as general partner of the Operating Partnership, will be liable for all general recourse obligations of the Operating Partnership to the extent not paid by the Operating Partnership. Host REIT will not be liable for the nonrecourse obligations of the Operating Partnership.

  The limited partners of the Operating Partnership will not be required to make additional capital contributions to the Operating Partnership. Assuming that a limited partner does not take part in the control of the business of the Operating Partnership and otherwise acts in conformity with the provisions of the Partnership Agreement, the liability of a limited partner for obligations of the Operating Partnership under the Partnership Agreement and the Delaware Act will be limited, subject to certain exceptions, generally to the loss of such limited partner's investment in the Operating Partnership represented by his OP Units. Under the Delaware Act, a limited partner may not receive a distribution from the Operating Partnership if, at the time of the distribution and after giving effect thereto, the liabilities of the Operating Partnership, other than liabilities to parties on account of their interests in the Operating Partnership and liabilities for which recourse is limited to specified property of the Operating Partnership, exceed the fair value of the Operating Partnership's assets, other than the fair value of any property subject to nonrecourse liabilities of the Operating Partnership, but only to the extent of such liabilities. The Delaware Act provides that a limited partner who receives a distribution knowing at the time that it violates the foregoing prohibition is liable to the Operating Partnership for the amount of the distribution. Unless otherwise agreed, such a limited partner will not be liable for the return of such distribution after the expiration of three years from the date of such distribution.

  The Operating Partnership expects to qualify to conduct business in various states in which the conduct of its business requires such qualification. Maintenance of limited liability may require compliance with certain legal requirements of those jurisdictions and certain other jurisdictions. Limitations on the liability of a limited partner for the obligations of a limited partnership have not been clearly established in many jurisdictions. Accordingly, if it were determined that the right, or exercise of the right by the limited partners, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "control" of the Operating Partnership's business for the purposes of the statutes of any relevant jurisdiction, the limited partners might be held personally liable for the Operating Partnership's obligations. The Operating Partnership will operate in a manner Host REIT deems reasonable, necessary and appropriate to preserve the limited liability of the limited partners.

EXCULPATION AND INDEMNIFICATION OF HOST REIT

  The Partnership Agreement generally provides that Host REIT, as general partner of the Operating Partnership, will incur no liability to the Operating Partnership or any limited partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless Host REIT acted, or failed to act, in bad faith and the act or omission was material to the loss, liability or benefit not derived. In addition, Host REIT is not responsible for any misconduct or negligence on the part of its agents, provided Host REIT appointed such agents in good faith. Host REIT may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters that Host REIT reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

  The Partnership Agreement also provides for indemnification of Host REIT, the directors and officers of Host REIT and such other persons as Host REIT may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the proceeding unless it is established that: (i) the act or omission of the indemnified person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnified person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. The Operating Partnership is obligated to advance to an indemnified person reasonable expenses incurred or expected to be incurred by such indemnified person if such indemnified person certifies to the Operating Partnership that his conduct has met the standards for indemnification and that he will repay any amounts received if it is determined subsequently that his conduct did not meet such standards.

SALES OF ASSETS

  Under the Partnership Agreement, Host REIT generally has the exclusive authority to determine whether, when and on what terms the assets of the Operating Partnership (including the Hotels) will be sold. In addition, Host REIT is not required to take into account the tax consequences to the limited partners in deciding whether to cause the Operating Partnership to undertake a specific transaction. A sale of all or substantially all of the assets of the Operating Partnership (or a merger of the Operating Partnership with another entity) requires an affirmative vote of limited partners holding Percentage Interests that are more than 50% of the aggregate Percentage Interests of the outstanding limited partnership interests entitled to vote thereon (including Percentage Interests held by Host REIT).

REMOVAL OR WITHDRAWAL OF HOST REIT; TRANSFER OF HOST REIT'S INTERESTS

  The Partnership Agreement provides that the limited partners may not remove Host REIT as general partner of the Operating Partnership with or without cause (unless neither Host REIT nor its parent entity is a "public company," in which case Host REIT may be removed with or without cause by limited partners holding

Percentage Interests that are more than 50% of the aggregate Percentage Interests of the outstanding limited partnership interests entitled to vote thereon, including any such interests held by the general partner). In addition, Host REIT may not transfer any of its interests as general or limited partner of the Operating Partnership or withdraw as a general partner, except, in each case, in connection with a merger or sale of all or substantially all of its assets, provided that (i) the limited partners of the Operating Partnership either will receive, or will have the right to receive, substantially the same consideration as holders of Common Shares,
(ii) following such merger or other consolidation, substantially all of the assets of the surviving entity consist of OP Units and (iii) such transaction has been approved by partners holding Percentage Interests that are more than 50% of the aggregate Percentage Interests of the outstanding interests in the Operating Partnership entitled to vote thereon (including any such interests held by Host REIT). Host REIT initially will hold a majority of the OP Units and thus would control the outcome of this vote. See "--Sales of Assets."

  Although Host REIT cannot transfer its partnership interests except in a transaction in which substantially all of the assets of the surviving entity consist of OP Units, the Partnership Agreement does not prevent a transaction in which another entity acquires control (or all of the shares of capital stock) of Host REIT and that other entity owns assets and conducts businesses outside of the Operating Partnership.

CERTAIN VOTING RIGHTS OF HOLDERS OF OP UNITS DURING THE FIRST YEAR FOLLOWING THE MERGERS

  During the first year following the Mergers, if a vote of the shareholders of Host REIT is required, then (i) a sale of all or substantially all of the assets of the Operating Partnership, (ii) a merger involving the Operating Partnership and (iii) any issuance of OP Units in connection with an issuance of Common Shares representing 20% or more of the outstanding Common Shares which would require shareholder approval under the rules of the NYSE, would require the approval of a majority of all outstanding OP Units (or, in the case of clause (iii), a majority of the OP Units that are voted, provided that at least a majority of the OP Units are voted), including OP Units held by Host REIT, voting as a single class with Host REIT voting its OP Units in the same proportion as its shareholders vote. In addition, during the one-year period following the Mergers, any taxable sale or sales of Hotels representing more than 10% of the aggregate Appraised Value of the Hotels of any Partnership would require, in addition to any other approval requirements, the approval of a majority of all outstanding OP Units held by persons who formerly were Limited Partners of such Partnership, voting as a separate class.

RESTRICTIONS ON TRANSFERS OF INTERESTS BY LIMITED PARTNERS

  The Partnership Agreement provides that no limited partner shall, without the prior written consent of Host REIT (which consent may be withheld in Host REIT's sole and absolute discretion), sell, assign, distribute or otherwise transfer all or any portion of his interest in the Operating Partnership, except that a limited partner may transfer, without the consent of Host REIT, all or a portion of its limited partnership interest (i) in the case of a limited partner who is an individual, to a member of his immediate family, any trust formed for the benefit of himself and/or members of his immediate family, or any partnership, limited liability company, joint venture, corporation or other business entity comprised only of himself and/or members of his immediate family and entities the ownership interests in which are owned by or for the benefit of himself and/or members of his immediate family,
(ii) in the case of a limited partner which is a trust, to the beneficiaries of such trust, (iii) in the case of a limited partner which is a partnership, limited liability company, joint venture, corporation or other business entity to which OP Units were transferred pursuant to (i) above, to its partners, owners, or stockholders, as the case may be, who are members of the immediate family of or are actually the person(s) who transferred OP Units to it pursuant to (i) above, (iv) in the case of a limited partner which acquired OP Units as of the closing of the Mergers and which is a partnership, limited liability company, joint venture, corporation or other business entity, to its partners, owners, stockholders or Affiliates thereof, as the case may be, or the Persons owning the beneficial interests in any of its partners, owners or stockholders or Affiliates thereof (it being understood that this clause (iv) will apply to all of each Person's partnership interests whether the OP Units relating thereto were acquired on the date hereof or hereafter), (v) in the case of a limited partner which is a partnership, limited liability company, joint venture, corporation or other business entity other than any of the foregoing described in clauses (iii) or (iv), in accordance with the terms of any agreement between such limited

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partner and the Operating Partnership pursuant to which such partnership interest was issued, (vi) pursuant to a gift or other transfer without consideration, (vii) pursuant to applicable laws of descent or distribution,
(viii) to another limited partner and (ix) pursuant to a grant of security interest or other encumbrance effected in a bona fide transaction or as a result of the exercise of remedies related thereto. All of the foregoing transfers are subject to the provisions of the Partnership Agreement which require compliance with securities laws, prohibit transfers affecting the tax status of the Operating Partnership or the qualification of Host REIT as a REIT for tax purposes, prohibit transfers to holders of nonrecourse liabilities of the Operating Partnership and are also subject to the rules on substitution of limited partners. In addition, Limited Partners will be permitted to dispose of their OP Units following the first anniversary of the Mergers by exercising their Unit Redemption Right. See "--Unit Redemption Right" below.

  The right of any permitted transferee of OP Units to become a substitute limited partner is subject to the consent of Host REIT, which consent Host REIT may withhold in its sole and absolute discretion. If Host REIT does not consent to the admission of a transferee of OP Units as a substitute limited partner, the transferee will succeed to all economic rights and benefits attributable to such OP Units (including the Unit Redemption Right), but will not become a limited partner or possess any other rights of limited partners (including the right to vote).

  Transfers of OP Units may be effected only by means of entries in the record of the Operating Partnership, and Host REIT will require evidence satisfactory to it of compliance with all transfer restrictions prior to recording any transfer.

UNIT REDEMPTION RIGHT

  Subject to certain limitations, holders of OP Units (other than Host REIT) may exercise the Unit Redemption Right by providing notice to the Operating Partnership at any time commencing one year after the Mergers. Unless Host REIT elects to assume and perform the Operating Partnership's obligation with respect to the Unit Redemption Right, as described below, the redeeming holder of OP Units will receive cash from the Operating Partnership in an amount equal to the market value of the OP Units to be redeemed. The market value of an OP Unit for this purpose will be equal to the average of the daily market price of a Common Share on the NYSE for the ten consecutive trading days before the day on which the redemption notice was given. The market price for each such trading day shall be the closing price, regular way, on such day, or if no such sales take place on such day, the average of the closing bid and asked prices on such day. In lieu of the Operating Partnership's acquiring the OP Units for cash, Host REIT will have the right (except as described below, if the Common Shares are not publicly traded) to elect to acquire the OP Units directly from a holder of OP Units exercising the Unit Redemption Right, in exchange for either cash or Common Shares, and, upon such acquisition, Host REIT will become the owner of such OP Units. In either case, acquisition of such OP Units by Host REIT will be treated as a sale of the OP Units to Host REIT for federal income tax purposes. See "Federal Income Tax Consequences-- Tax Consequences of the Mergers--Unit Redemption Right." Upon exercise of the Unit Redemption Right, the right of the holder of OP Units to receive distributions for the OP Units so redeemed or exchanged will cease. At least 1,000 OP Units (or all remaining OP Units owned by the holder of OP Units if less than 1,000 OP Units) must be redeemed each time the Unit Redemption Right is exercised. The redemption generally will occur on the tenth business day after notice of the exercise of the Unit Redemption Right by a holder of OP Units is given to the Operating Partnership, except that no redemption or exchange can occur if delivery of Common Shares would be prohibited either under the provisions of Host REIT's Charter relating to restrictions on ownership and transfer of Common Shares or under applicable federal or state securities laws as long as the Common Shares are publicly traded. See "Description of Capital Stock--Restrictions on Ownership and Transfer."

  In the event that the Common Shares are not publicly traded but another entity whose stock is publicly traded owns more than 50% of the shares of capital stock of Host REIT (referred to as the "Parent Entity"), the Unit Redemption Right will be determined by reference to the publicly traded shares of the Parent Entity and the general partner will have the right to elect to acquire the OP Units to be redeemed for publicly traded stock of the Parent Entity. In the event that the Common Shares are not publicly traded and there is no Parent Entity with publicly traded stock, the Unit Redemption Right would be based upon the fair market value of the Operating Partnership's assets at the time the Unit Redemption Right is exercised (as determined in good faith by Host REIT), and, unless otherwise agreed by the redeeming limited partner, Host REIT and the Operating Partnership would be obligated to satisfy the Unit Redemption Right in cash, payable on the thirtieth business day after notice to the Operating Partnership of exercise of the Unit Redemption Right.

NO WITHDRAWAL BY LIMITED PARTNERS

  No limited partner has the right to withdraw from or reduce his capital contribution to the Operating Partnership, except as a result of the redemption, exchange or transfer of OP Units pursuant to the terms of the Partnership Agreement.

ISSUANCE OF LIMITED PARTNERSHIP INTERESTS

  Host REIT is authorized, without the consent of the limited partners, to cause the Operating Partnership to issue additional OP Units to Host REIT, to the limited partners or to other persons for such consideration and upon such terms and conditions as Host REIT deems appropriate. The Operating Partnership also may issue to any of the foregoing persons or entities partnership interests in different series or classes, which may be senior to the OP Units, including with respect to distributions and upon liquidation. If additional OP Units or partnership interests in different series or classes of equity securities are issued to Host REIT, then Host REIT must issue additional Common Shares or securities having substantially similar rights to such partnership interests, and must contribute the proceeds received by Host REIT from such issuance to the Operating Partnership. Consideration for additional partnership interests may be cash or any property or other assets permitted by the Delaware Act. No limited partner has preemptive, preferential or similar rights with respect to capital contributions to the Operating Partnership or the issuance or sale of any partnership interests therein.

MEETINGS; VOTING

  Meetings of the limited partners may be called only by Host REIT, on its own motion or upon written request of limited partners owning at least 10% of the then outstanding OP Units (including those held by Host REIT). Limited partners may vote either in person or by proxy at meetings. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing setting forth the action so taken are signed by limited partners holding Percentage Interests which are not less than the minimum Percentage Interest that would be necessary to authorize or take such action at a meeting of the limited partners at which all limited partners entitled to vote on such action were present. On matters as to which limited partners are entitled to vote, each limited partner (including Host REIT to the extent it holds limited partnership interests) will have a vote equal to its Percentage Interest. A transferee of OP Units who has not been admitted as a substituted limited partner with respect to such OP Units will have no voting rights with respect to such OP Units, even if such transferee holds other OP Units as to which it has been admitted as a limited partner. The Partnership Agreement does not provide for annual meetings of the limited partners, and Host REIT does not anticipate calling such meetings.

AMENDMENT OF THE PARTNERSHIP AGREEMENT

  Amendments to the Partnership Agreement may be proposed by Host REIT or by limited partners owning at least 25% of the then outstanding OP Units. Generally, the Partnership Agreement may be amended with the approval of Host REIT, as general partner, and limited partners (including Host REIT) holding Percentage Interests that are more than 50% of the aggregate Percentage Interests of the outstanding limited partnership interests entitled to vote thereon. Certain provisions regarding, among other things, the rights and duties of Host REIT as general partner (e.g., restrictions on Host REIT's power to conduct businesses other than owning OP Units, the dissolution of the Operating Partnership or the rights of limited partners), may not be amended without the approval of limited partners (excluding Host REIT) holding Percentage Interests that are more than 50% of the aggregate Percentage Interests of the outstanding limited partnership interests entitled to vote thereon.

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

Notwithstanding the foregoing, Host REIT, as general partner, will have the power, without the consent of the limited partners, to amend the Partnership Agreement as may be required to (i) add to the obligations of Host REIT as general partner or surrender any right or power granted to Host REIT as general partner, (ii) reflect the admission, substitution, termination or withdrawal of partners in accordance with the terms of the Partnership Agreement, (iii) establish the rights, powers, duties and preferences of any additional partnership interests issued in accordance with the terms of the Partnership Agreement, (iv) reflect a change that does not materially adversely affect any limited partner, or cure any ambiguity, correct or supplement any provisions of the Partnership Agreement not inconsistent with law or with other provisions of the Partnership Agreement, or make other changes concerning matters under the Partnership Agreement that are not otherwise inconsistent with the Partnership Agreement or applicable law or (v) satisfy any requirements of federal, state or local law.

  Certain amendments that would, among other things, (i) convert a limited partner's interest into a general partner's interest, (ii) modify the limited liability of a limited partner, (iii) alter the interest of a partner in profits or losses, or the rights to receive any distributions (except as permitted under the Partnership Agreement with respect to the admission of new partners or the issuance of additional OP Units (including partnership interests in a different class or series to the extent otherwise authorized under the Partnership Agreement), which actions will have the effect of changing the percentage interests of the partners and thus altering their interests in profits, losses and distributions), (iv) amend the limited partners' right to transfer or (v) alter the Unit Redemption Right, must be approved by Host REIT and each limited partner that would be adversely affected by such amendment.

BOOKS AND REPORTS

  Host REIT is required to keep the Operating Partnership's books and records at the principal office of the Operating Partnership. The books of the Operating Partnership are required to be maintained for financial and tax reporting purposes on an accrual basis. The limited partners will have the right to receive copies of the most recent Commission filings by Host REIT and the Operating Partnership, the Operating Partnership's federal, state and local income tax returns, a list of limited partners, the Partnership Agreement, the partnership certificate and all amendments thereto and certain information about the capital contributions of the partners. Host REIT may keep confidential from the limited partners any information that Host REIT believes to be in the nature of trade secrets or other information the disclosure of which Host REIT in good faith believes is not in the best interests of the Operating Partnership or which the Operating Partnership is required by law or by agreements with unaffiliated third parties to keep confidential.

  Host REIT will furnish to each limited partner, no later than the date on which Host REIT mails its annual report to its shareholders, an annual report containing financial statements of the Operating Partnership (or Host REIT, if it prepares consolidated financial statements including the Operating Partnership) for each fiscal year, including a balance sheet and statements of operations, cash flow, partners' equity and changes in financial position. The financial statements will be audited by a nationally recognized firm of independent public accountants selected by Host REIT. In addition, if and to the extent that Host REIT mails quarterly reports to its shareholders, Host REIT will furnish to each limited partner, no later than the date on which Host REIT mails such reports to its shareholders, a report containing unaudited financial statements of the Operating Partnership (or Host REIT, if it prepares consolidated financial statements including the Operating Partnership) as of the last day of the calendar quarter and such other information as may be required by applicable law or regulation or as Host REIT deems appropriate.

  Host REIT will use reasonable efforts to furnish to each limited partner, within 90 days after the close of each taxable year, the tax information reasonably required by the limited partners for federal and state income tax reporting purposes.

POWER OF ATTORNEY

  Pursuant to the terms of the Partnership Agreement, each limited partner and each assignee appoints Host REIT, any liquidator and the authorized officers and attorneys-in-fact of each, as such limited partner's or assignee's attorney-in-fact to do the following: execute, swear to, acknowledge, deliver, file and record in the appropriate public offices various certificates, documents and other instruments (including, among other things, the Partnership Agreement and the certificate of limited partnership and all amendments or restatements thereof) that Host REIT deems appropriate or necessary to effectuate the terms or intent of the Partnership Agreement. The Partnership Agreement provides that such power of attorney is irrevocable, will survive the subsequent incapacity of any limited partner and the transfer of all or any portion of such limited partner's or assignee's OP Units and will extend to such limited partner's or assignee's heirs, successors, assigns and personal representatives.

DISSOLUTION, WINDING UP AND TERMINATION

  The Operating Partnership will continue until December 31, 2098, unless sooner dissolved and terminated. The Operating Partnership will be dissolved prior to the expiration of its term and its affairs wound up upon the occurrence of the earliest of: (i) the withdrawal of Host REIT as general partner without the permitted transfer of Host REIT's interest to a successor general partner (except in certain limited circumstances); (ii) an election to dissolve the Operating Partnership prior to December 31, 2058 made by Host REIT with the consent of the limited partners who hold 90% of the OP Units (including OP Units held by Host REIT), (iii) the sale of all or substantially all of the Operating Partnership's assets and properties for cash or for marketable securities; (iv) the entry of a decree of judicial dissolution of the Operating Partnership pursuant to the provisions of the Delaware Act; (v) the entry of a final non-appealable order for relief in a bankruptcy proceeding of the general partner, or the entry of a final non-appealable judgment ruling that the general partner is bankrupt or insolvent (except that, in either such case, in certain circumstances the limited partners (other than Host REIT) may vote to continue the Operating Partnership and substitute a new general partner in place of Host REIT); or (vi) an election by Host REIT in its sole and absolute discretion on or after December 31, 2058. Upon dissolution, Host REIT, as general partner, or any liquidator will proceed to liquidate the assets of the Operating Partnership and apply the proceeds therefrom in the order of priority set forth in the Partnership Agreement.

OWNERSHIP LIMITATION

  In order to help the Operating Partnership avoid being treated as a corporation for federal income tax purposes, the Partnership Agreement expressly provides that no person (other than Host REIT and the wholly owned subsidiaries (direct and indirect) thereof) or persons acting as a group may own, actually or constructively, more than 4.9% by value of any class of interests in the Operating Partnership. The Partnership Agreement contains self-executing mechanisms intended to enforce this prohibition. For a description of the consequences of the Operating Partnership being treated as a corporation for federal income tax purposes, see "Federal Income Tax Consequences--Tax Status of the Operating Partnership." As general partner of the Operating Partnership, Host REIT, in its sole and absolute discretion, may waive or modify this ownership limitation if it is satisfied that ownership in excess of this limit will not cause the Operating Partnership to be treated as a corporation for federal income tax purposes. Host has agreed to grant The Blackstone Group an exception to this prohibition subject to the condition that neither The Blackstone Group, nor any person or entity that would be considered to own OP Units owned by The Blackstone Group, may own, directly or by attribution, 9.8% or more of the stock of Crestline or the equity of any of the Lessees.

                         DESCRIPTION OF CAPITAL STOCK

  The summary of the terms of the capital stock of Host REIT set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the form of the Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, copies of which have been filed as Exhibits to the Registration Statement of which this Consent Solicitation is a part.

GENERAL

  Host REIT's Charter provides that the total number of shares of capital stock of all classes which Host REIT has authority to issue is 800,000,000 shares of capital stock, initially consisting of 750,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share. The Board of Directors is authorized, without a vote of shareholders, to classify or reclassify any unissued shares of capital stock and to establish the preferences and rights of any preferred or other class or series of capital stock to be issued. At October 5, 1998, 100 Common Shares were issued and outstanding.

COMMON SHARES

  Subject to the preferential rights of any other classes or series of shares of capital stock and to the provisions of the Charter regarding restrictions on transfers of shares of capital stock, holders of Common Shares are entitled to receive distributions if, as and when authorized and declared by the Board of Directors, out of assets legally available therefor and to share ratably in the assets of Host REIT legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of Host REIT. Host REIT currently intends to pay regular quarterly distributions.

  Subject to the provisions of Host REIT's Charter regarding restrictions on transfer of shares of capital stock, each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as provided with respect to any other class or series of shares of Host REIT capital stock, the holders of Common Shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding Common Shares can elect all of the directors then standing for election.

  Holders of Common Shares have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of Host REIT. Subject to the provisions of Host REIT's Charter regarding restrictions on transfer of capital stock, Common Shares have equal distribution, liquidation and other rights.

  Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, effect a share exchange or transfer its assets within the meaning of the MGCL unless approved by the Board of Directors and by shareholders holding at least two-thirds of the shares entitled to vote on the matter (unless a greater or lesser percentage (but not less than a majority of all the votes entitled to be cast) is set forth in the corporation's charter). Under Host REIT's Charter, any merger, consolidation, share exchange or transfer of its assets must be approved (i) by the Board of Directors in the manner provided in the MGCL and (ii) by shareholders to the extent required under the MGCL. Host REIT's Charter generally provides for shareholder approval of such transactions by a two-thirds vote of all the votes entitled to be cast, except that any merger of Host REIT with or into a trust organized for the purpose of changing Host REIT's form of organization from a corporation to a trust will require the approval of shareholders of Host REIT by the affirmative vote only of a majority of all the votes entitled to be cast on the matter. In addition, under the MGCL, certain mergers may be accomplished without a vote of shareholders. For example, no shareholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90 percent of the subsidiary. In addition, a merger need not be approved by shareholders of a Maryland successor corporation if the merger does not reclassify or change the outstanding shares or otherwise amend the charter, and the number of shares to be issued or delivered in the merger is not more than 20 percent of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. A share exchange need be approved by a Maryland successor only by its Board of Directors. Any amendments to the provisions contained in Host REIT's Charter relating to restrictions on transferability of shares, the classified Board and fixing the size of the Board within the range set forth in the Charter, as well as the provisions relating to removal of directors, the filling of Board vacancies and the exclusive authority of the Board of Directors to amend the Bylaws will require the approval of the Board of Directors and shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to the Charter may be effected by requisite action of the Board of Directors and approval by shareholders by the affirmative vote of not less than a majority of the votes entitled to be cast on the matter.

  The Charter will authorize the Board of Directors to reclassify any unissued Common Shares into other classes or series of capital stock, including preferred shares and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

PREFERRED SHARES

  The Charter initially will authorize the Board of Directors to issue 50 million preferred shares and to classify or reclassify any unissued preferred shares into one or more classes or series of capital stock, including Common Shares. Prior to issuance of shares of any class or series of capital stock other than Common Shares, the Board of Directors is required under the MGCL to set, subject to the provisions of the Charter regarding the restriction on transfer of capital stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, the Board of Directors could authorize the issuance of preferred shares or other capital stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of Host REIT that might involve a premium price for holders of Common Shares or otherwise be in their best interest. As of the date hereof, no shares other than Common Shares are outstanding, but Host REIT may issue preferred shares or other capital stock in the future, including as a result of the issuance of preferred stock by Host prior to the REIT Conversion. Although the Board of Directors has no intention at the present time of doing so (other than in connection with the proposed Shareholders Rights Plan), it could authorize Host REIT to issue a class or series of shares that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of Host REIT that might involve a premium price for holders of Common Shares or otherwise be in their best interest.

POWER TO ISSUE ADDITIONAL COMMON SHARES AND PREFERRED SHARES

  Host REIT believes that the power of the Board of Directors to issue additional authorized but unissued Common Shares or preferred shares and to classify or reclassify unissued Common Shares or preferred shares and thereafter to cause Host REIT to issue such classified or reclassified shares of capital stock in one or more classes or series will provide Host REIT with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the Common Shares, will be available for issuance without further action by Host REIT's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Host REIT's securities may be listed or traded.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

  For Host REIT to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include

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

certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, if Host REIT, or one or more owners (actually or constructively) of 10% or more of Host REIT, actually or constructively owns 10% or more of a tenant of Host REIT (or a tenant of any partnership in which Host REIT is a partner), the rent received by Host REIT (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT's shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

  Primarily because the Board of Directors believes it is desirable for Host REIT to qualify as a REIT, the Charter, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (i) 9.8% of the lesser of the number or value of Common Shares outstanding (subject to an exception for Common Shares held prior to the REIT Conversion so long as the holder thereof would not own more than 9.9% in value of the outstanding shares of capital stock of Host REIT) or (ii) 9.8% of the lesser of the number or value of the issued and outstanding preferred or other shares of any class or series of Host REIT (the "Ownership Limit"). The Ownership Limitation prohibits Marriott International and its subsidiaries and affiliates (including members of the Marriott family) from collectively owning shares of capital stock in excess of the Ownership Limit, but Host REIT's Board of Directors intends to grant an exception (pursuant to the applicable provisions of the Charter) that would permit Marriott International to exercise its right to purchase up to 20% of each class of Host REIT's voting stock in connection with a change in control of Host REIT (but only in the event that (i) Marriott International and its subsidiaries and affiliates (including members of the Marriott family) do not own at such time or thereafter, directly and by attribution, 10% or more of Crestline or any of the Lessees and (ii) such ownership of Host REIT shares would not cause the Operating Partnership to be considered to own, directly or by attribution, 10% or more of Crestline or any of the Lessees). See "Certain Relationships and Related Transactions--Relationship Between Host and Marriott International." The ownership attribution rules under the Code are complex and may cause Common Shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition or ownership of less than 9.8% of the Common Shares (or the acquisition or ownership of an interest in an entity that owns, actually or constructively, Common Shares) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding Common Shares and thus subject such Common Shares to the Ownership Limit. The Board of Directors may grant an exemption from the Ownership Limit with respect to one or more persons who would not be treated as "individuals" for purposes of the Code if it is satisfied, based upon an opinion of counsel and such other evidence as is satisfactory to the Board of Directors in its sole discretion, that such ownership will not cause a person who is an individual to be treated as owning Common Shares in excess of the Ownership Limit, applying the applicable constructive ownership rules, and will not otherwise jeopardize Host REIT's status as a REIT (for example, by causing any tenant of the Operating Partnership or the Partnerships (including but not limited to Crestline and the Lessees) to be considered a "related party tenant" for purposes of the REIT qualification rules). As a condition of such waiver, the Board of Directors may require undertakings or representations from the applicant with respect to preserving the REIT status of Host REIT.

  The Board of Directors of Host REIT has the authority to increase the Ownership Limit from time to time, but does not have the authority to do so to the extent that after giving effect to such increase, five beneficial owners of Common Shares could beneficially own in the aggregate more than 49.5% of the outstanding Common Shares.

  The Charter further prohibits (i) any person from actually or constructively owning shares of beneficial interest of Host REIT that would result in Host REIT being "closely held" under Section 856(h) of the Code or otherwise cause Host REIT to fail to qualify as a REIT and (ii) any person from transferring shares of capital stock of Host REIT if such transfer would result in shares of capital stock of Host REIT being owned by fewer than 100 persons.


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  Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of capital stock of Host REIT that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to Host REIT and provide Host REIT with such other information as Host REIT may request in order to determine the effect of such transfer on Host REIT's status as a REIT.

  If any purported transfer of shares of capital stock of Host REIT or any other event would otherwise result in any person violating the Ownership Limit or the other restrictions in the Charter, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares that exceeds the Ownership Limit (referred to as "excess shares") and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by Host REIT (the "Beneficiary"). Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the Charter) prior to the date of such violating transfer. Within 20 days of receiving notice from Host REIT of the transfer of shares to the trust, the trustee of the trust (who shall be designated by Host REIT and be unaffiliated with Host REIT and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by Host REIT with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by Host REIT that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if Host REIT has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by Host REIT that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. If the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, then the Charter provides that the transfer of the excess shares will be void.

  In addition, shares of capital stock of Host REIT held in the trust shall be deemed to have been offered for sale to Host REIT, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market value at the time of such devise or gift) and (ii) the market value of such shares on the date Host REIT, or its designee, accepts such offer. Host REIT will have the right to accept such offer until the trustee has sold the shares held in the trust. Upon such a sale to Host REIT, the interest of the Beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner.

  The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of Host REIT to attempt to qualify, or to continue to qualify, as a REIT.


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

  All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

  All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 1/2 of 1% and 5% as provided in the rules and regulations promulgated under the Code) of the lesser of the number or value of the outstanding shares of capital stock of Host REIT must give a written notice to the Operating Partnership within 30 days after the end of each taxable year. In addition, each shareholder will, upon demand, be required to disclose to Host REIT in writing such information with respect to the direct, indirect and constructive ownership of shares of capital stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

  These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of Common Shares might receive a premium for their Common Shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Shares will be First Chicago Trust Company of New York.

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

     CERTAIN PROVISIONS OF MARYLAND LAW AND HOST REIT'S CHARTER AND BYLAWS

  The following summary of certain provisions of Maryland law and of the Charter and Bylaws of Host REIT does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the forms of the Charter and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT.

  The Charter and Bylaws of Host REIT will contain certain provisions that could make more difficult an acquisition or change in control of Host REIT by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage person seeking to acquire control of Host REIT to negotiate first with the Board of Directors. Host REIT believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. See also "-- Restrictions on Ownership and Transfer."

  NUMBER OF DIRECTORS; CLASSIFICATION AND REMOVAL OF BOARD OF DIRECTORS; OTHER PROVISIONS

  The Charter will provide that the Board of Directors initially will consist of eight members and may thereafter be increased or decreased in accordance with the Bylaws of Host REIT, provided that the total number of directors may not be fewer than three nor more than 13. Pursuant to Host REIT's Bylaws, the number of directors shall be fixed by the Board of Directors within the limits set forth in the Charter. Further, the Charter will provide that the Board of Directors will be divided into three classes of directors, with each class to consist as nearly as possible of an equal number of directors. The term of office of the first class of directors will expire at the 1999 annual meeting of shareholders; the term of the second class of directors will expire at the 2000 annual meeting of shareholders; and the term of the third class of directors will expire at the 2001 annual meeting of shareholders. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term, and the directors in the other two classes will continue in office. Because shareholders will have no right to cumulative voting for the election of directors, at each annual meeting of shareholders the holders of a majority of the outstanding Common Shares will be able to elect all of the successors to the class of directors whose term expires at that meeting.

  Host REIT's Charter also will provide that, except for any directors who may be elected by holders of a class or series of shares of capital stock other than the Common Shares, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of all the votes entitled to be cast for the election of directors. Vacancies on the Board of Directors may be filled by the concurring vote of a majority of the remaining directors and, in the case of a vacancy resulting from the removal of a director by the shareholders, by the shareholders by at least two-thirds of all the votes entitled to be cast in the election of directors. Under Maryland law, directors may fill any vacancy only until the next annual meeting of shareholders. A vote of shareholders holding at least two-thirds of all the votes entitled to be cast thereon is required to amend, alter, change, repeal or adopt any provisions inconsistent with the foregoing classified board and director removal provisions. These provisions may make it more difficult and time-consuming to change majority control of the Board of Directors of Host REIT and, thus, may reduce the vulnerability of Host REIT to an unsolicited proposal for the takeover of Host REIT or the removal of incumbent management.

  Because the Board of Directors will have the power, without a vote of shareholders, to classify or reclassify any unissued shares of capital stock and to establish the preferences and rights of any preferred or other class or series of shares to be issued, the Board of Directors may afford the holders of any class or series of senior shares of capital stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Shares. The issuance of any such senior shares of capital stock could have the effect of delaying, deferring or preventing a change in control of Host REIT.

  See "Management--Limitation on Liability and Indemnification" for a description of the limitations on liability of directors and officers of Host REIT and the provisions for indemnification of directors and officers provided for under applicable Maryland law and the Charter.

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

  CHANGES IN CONTROL PURSUANT TO MARYLAND LAW

  Maryland Business Combination Law. Under the MGCL, certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any Interested Shareholder or an affiliate of the Interested Shareholder, are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be approved by two super-majority shareholder votes unless, among other conditions, the corporation's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its common shares. The Board of Directors of Host REIT has not opted out of the business combination provisions of the MGCL. Consequently, the five-year prohibition and the super-majority vote requirements will apply to a business combination involving Host REIT; however, as permitted by the MGCL, Host REIT's Board of Directors may elect to opt out of these provisions in the future.

  Maryland Control Share Acquisition Law. Under the MGCL, "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. "Control shares" are voting shares which, if aggregated with all other such shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

  A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

  The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the charter or bylaws of the corporation. The Board of Directors of Host REIT has not opted out of the control share provisions of the MGCL but, as permitted by the MGCL, may elect to opt out of these provisions in the future.

  ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

  The Bylaws of Host REIT provide that (i) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by shareholders may be made only
(A) pursuant to Host REIT's notice of meeting, (B) by the Board of Directors or (C) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws and (ii) with respect to special meetings of the shareholders, only the business specified in Host

REIT's notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to the Board of Directors may be made only
(A) pursuant to Host REIT's notice of the meeting, (B) by the Board of Directors or (C) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws. The advance notice provisions contained in the Bylaws generally require nominations and new business proposals by shareholders to be delivered by the Secretary of Host REIT not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which Host REIT first mailed its proxy materials for the prior year's annual meeting of shareholders.

  MEETINGS OF SHAREHOLDERS; CALL OF SPECIAL MEETINGS; SHAREHOLDER ACTION IN LIEU OF MEETING BY UNANIMOUS CONSENT

  Host REIT's Bylaws provide that annual meetings of shareholders shall be held on a date and at the time set by the Board of Directors during the month of May each year (commencing in May 1999). Special meetings of the shareholders may be called by the President or the Board of Directors. The Secretary of Host REIT also is required to call a special meeting of the shareholders on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. Pursuant to the MGCL and Host REIT's Bylaws, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing by shareholders, unless such consent is unanimous.

  MERGER, CONSOLIDATION, SHARE EXCHANGE AND TRANSFER OF ASSETS OF HOST REIT

  Pursuant to Host REIT's Charter, subject to the terms of any class or series of shares at the time outstanding, Host REIT may merge with or into another entity, may consolidate with one or more other entities, may participate in a share exchange or may transfer its assets within the meaning of the MGCL, but any such merger, consolidation, share exchange or transfer of assets must be approved (i) by the Board of Directors in the manner provided in the MGCL and
(ii) by shareholders to the extent required under the MGCL. In general, such transactions by a Maryland corporation, such as Host REIT, must first be approved by a majority of the entire Board of Directors and thereafter approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter (unless the charter provides for a greater or lesser shareholder vote but not less than a majority of the votes entitled to be cast on the matter). Host REIT's Charter generally provides for shareholder approval of such transactions by a two-thirds vote of all votes entitled to be cast, except that any merger of Host REIT with or into a trust organized for the purpose of changing Host REIT's form of organization from a corporation to a trust will require the approval of shareholders of Host REIT by the affirmative vote only of a majority of all the votes entitled to be cast on the matter. Under the MGCL, certain mergers may be accomplished without a vote of shareholders. For example, no shareholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90 percent of the subsidiary. In addition, a merger need not be approved by shareholders of a Maryland successor corporation if the merger does not reclassify or change the outstanding shares or otherwise amend the charter, and the number of shares to be issued or delivered in the merger is not more than 20% of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. A share exchange need be approved by a Maryland successor only by its Board of Directors. Under the MGCL, a "transfer of assets" is defined to mean any sale, lease, exchange or other transfer of all or substantially all of the assets of the corporation but does not include (i) a transfer of assets by a corporation in the ordinary course of business actually conducted by it,
(ii) a mortgage, pledge or creation of any other security interest in any or all of the assets of the corporation, whether or not in the ordinary course of its business, (iii) an exchange of shares of stock through voluntary action under any agreement with the shareholders or (iv) a transfer of assets to one or more persons if all the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Pursuant to the MGCL, a voluntary dissolution of Host REIT also would require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

  AMENDMENTS TO HOST REIT'S CHARTER AND BYLAWS

  Under the MGCL, in order to amend the charter, the board of directors first must adopt a resolution setting forth the proposed amendment and declaring its advisability and direct that the proposed amendment be submitted to shareholders for their consideration either at an annual or special meeting of shareholders. Thereafter, the proposed amendment must be approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. The provisions contained in Host REIT's Charter relating to restrictions on transferability of the Common Shares, the classified Board and fixing the size of the Board within the range set forth in the Charter, as well as the provisions relating to removal of directors and the filling of Board vacancies may be amended only by a resolution adopted by the Board of Directors and approved at an annual or special meeting of the shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to the Charter generally may be effected by requisite action of the Board of Directors and approval by shareholders by the affirmative vote of not less than a majority of the votes entitled to be cast on the matter. As permitted under the MGCL, the Bylaws of Host REIT provide that directors have the exclusive right to amend the Bylaws. Amendment of this provision of the Charter also would require Board action and approval by holders of not less than two-thirds of all votes entitled to be cast on the matter.

  ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND HOST REIT'S CHARTER AND BYLAWS

  The business combination and control share provisions of the MGCL, the provisions of the Charter on the classification of the Board of Directors, fixing the size of the Board of Directors within a specified range and removal of directors, the provisions authorizing the Board of Directors, without a vote of shareholders, to classify or reclassify any unissued shares into one or more classes or series, the provisions relating to mergers, consolidations, share exchanges and transfers of assets, the provisions for amending certain provisions of the Charter and for amending the Bylaws, the advance notice provisions of the Bylaws and the limitations on the ability of shareholders to call special meetings, could delay, defer or prevent a transaction or a change of control of Host REIT that might involve a premium price for holders of Common Shares or otherwise be in their best interests. The share transfer restrictions that will be contained in the Charter, which are intended to help Host REIT satisfy certain requirements under the Code to qualify as a REIT for federal income tax purposes, could also delay, defer or prevent a transaction or a change of control of Host REIT that might involve a premium price for holders of Common Shares or otherwise be in their best interests.

  MARRIOTT INTERNATIONAL PURCHASE RIGHT

  In connection with Host's spinoff of Marriott International in 1993, Marriott International obtained the Marriott International Purchase Right which entitles Marriott to purchase up to 20% of each class of Host's outstanding voting shares at the then fair market value upon the occurrence of certain change of control events involving Host. The Marriott International Purchase Right will continue in effect after the Mergers (until June 2017), subject to certain limitations intended to help protect the REIT status of Host REIT. The Marriott International Purchase Right may have the effect of discouraging a takeover of Host REIT, because any person considering acquiring a substantial or controlling block of Host REIT Common Shares will face the possibility that its ability to obtain or exercise control would be impaired or made more expensive by the exercise of the Marriott International Purchase Right.

  SHAREHOLDER RIGHTS PLAN

  Host currently has in effect a stockholder rights plan, and it has preferred stock purchase rights attached to its common stock pursuant to such rights plan. Prior to the completion of the merger of Host with and into Host REIT, the Board of Directors intends to adopt a Shareholder Rights Plan ("Rights Agreement") to replace the existing Host plan and declare a dividend of one preferred share purchase right (a "Right") for each outstanding Common Share. All Common Shares issued by Host REIT between the date of adoption of the Rights Agreement and the Distribution Date (as defined below), or the date, if any, on which the Rights are redeemed would have Rights attached to them. It is expected that the Rights will expire ten years after adoption of the Rights Agreement, unless earlier redeemed or exchanged. Each Right, when exercisable, would entitle the holder to purchase a fraction of a share of a newly created series of junior participating preferred shares. Until a Right is exercised, the holder thereof, as such, would have no rights as a shareholder of Host REIT including, without limitation, the right to vote or to receive dividends.

  The Rights Agreement is expected to provide that the Rights initially attach to all certificates representing Common Shares then outstanding. The Rights would separate from the Common Shares and a distribution of Rights certificates would occur (a "Distribution Date") upon the earlier to occur of
(i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the "Share Acquisition Date") or (ii) ten business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding Common Shares. Until the Distribution Date, the Rights would be evidenced by the Common Share certificates, and would be transferred with, and only with, the Common Share certificates.

  It is expected that, if a Person becomes the beneficial owner of 20% or more of the then outstanding Common Shares (except pursuant to an offer for all outstanding Common Shares which the directors by a two-thirds vote determine to be fair to and otherwise in the best interests of Host REIT and its shareholders), each holder of a Right would, after the end of a redemption period, have the right (subject to the Ownership Limit and the other ownership restrictions contained in the Charter) to exercise the Right by purchasing Common Shares (or, in certain circumstances, cash, property or other securities of Host REIT) having a value equal to two times such amount.

  If at any time following the Share Acquisition Date, (i) Host REIT is acquired in a merger or other business combination transaction in which it is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph) or (ii) 50% or more of Host REIT's assets or earning power is sold or transferred, each holder of a Right would have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the purchase price of the Right.

  It is expected that, in general, the Board of Directors of Host REIT may redeem the Rights at a nominal price per Right at any time until ten days after an Acquiring Person has been identified as such. If the decision to redeem the Rights occurs after a person becomes an Acquiring Person, the decision will require the concurrence of directors by a two-thirds vote.

  The Rights would have certain anti-takeover effects. The Rights would cause substantial dilution to a person or group that attempts to acquire Host REIT. The Rights, however, would not interfere with any merger or other business combination approved by the Board of Directors since the Board may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all rights or amend the Rights Agreement to exempt the person from the Rights Agreement.

                           DESCRIPTION OF THE NOTES

  The Notes will be issued under the Indenture between the Operating Partnership and Marine Midland Bank, as trustee (the "Indenture Trustee"). A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Consent Solicitation is a part. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture. As used in this section, the term "Operating Partnership" means Host Marriott, L.P. and not any of its Subsidiaries, unless otherwise expressly stated or the context otherwise requires.

GENERAL

  A separate series of Notes will be issued to Limited Partners of each Partnership who elect to receive Notes in exchange for the OP Units received in connection with the Mergers. The terms of each series of Notes will be substantially identical. The Notes will be direct, senior unsecured and unsubordinated obligations of the Operating Partnership and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. The Notes will be recourse obligations of the Operating Partnership, but the holders thereof will not have recourse against any partner of the Operating Partnership (including Host REIT, as general partner of the Operating Partnership). The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership to the extent of the value of the property securing such indebtedness. The Notes also will be effectively subordinated to all existing and future third party indebtedness and other liabilities of the Operating Partnership's Subsidiaries (including the Partnerships). As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership and its Subsidiaries would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures relating to the Convertible Preferred Securities), to which the Notes were effectively subordinated or which ranked equal with such Notes.

  The Notes will mature on December 15, 2005 (the "Maturity Date"), which is approximately seven years following the currently expected Effective Date. The Notes are not subject to any sinking fund provisions, although the Operating Partnership is required to make mandatory prepayments of principal in certain events. See "--Principal and Interest."

  Except as described under "--Limitation on Incurrence of Debt" and "-- Merger, Consolidation or Sale," the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership or any of its Subsidiaries to incur indebtedness or that would afford Holders (as defined below) of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or Host REIT, or any subsidiary of any of them, (ii) a change of control of the Operating Partnership or Host REIT or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the Holders of the Notes. In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale," the Operating Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Notes. The Operating Partnership and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Operating Partnership.

  The Notes will be issued in fully registered form.

PRINCIPAL AND INTEREST

  The principal amount of the Notes with respect to each Partnership will be equal to the Note Election Amount for such Partnership, which will be equal to the Liquidation Value or, if greater, 80% of the Exchange Value for such Partnership.

  The Notes will bear interest at a fixed rate of interest equal to 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date. Interest will accrue from the closing of the Mergers or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on each June 15 and December 15, commencing June 15, 1999 (each, an "Interest Payment Date"), and on the Maturity Date, to the persons (the "Holders") in whose names the Notes are registered in the security register for the Notes at the close of business on the date 14 calendar days prior to such payment day regardless of whether such day is a Business Day, as defined in the Indenture. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

  The principal of each Note payable on the Maturity Date will be paid against presentation and surrender of such Note at an office or agency maintained by the Operating Partnership in New York City (the "Paying Agent") in United States dollars. Initially, the Indenture Trustee will act as Paying Agent.

REDEMPTION

  The Notes of any series may be redeemed at any time at the option of the Operating Partnership, in whole or from time to time in part, at a redemption price equal to the sum of the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date (the "Redemption Price").

  In the event that, following the closing of the Mergers, any Partnership (i) sells or otherwise disposes of any Hotel owned by the Partnership immediately prior to the Merger and realizes net cash proceeds in excess of (a) the amount required to repay mortgage indebtedness (outstanding immediately prior to the Mergers) secured by such Hotel or otherwise required to be applied to the reduction of indebtedness of such Partnership and (b) the costs incurred by the Partnership in connection with such sale or other disposition or (ii) refinances (whether at maturity or otherwise) any indebtedness secured by any Hotel owned by the Partnership immediately prior to the Merger and realizes net cash proceeds in excess of (a) the amount of indebtedness secured by such Hotel at the time of the Mergers, calculated prior to any repayment or other reduction in the amount of such indebtedness in the Mergers and (b) the costs incurred by the Operating Partnership or such Partnership in connection with such refinancing (in either case, "Net Cash Proceeds"), the Operating Partnership will be required within 90 days of the receipt of the total Net Cash Proceeds to redeem at the Redemption Price an aggregate amount of principal of the particular series of the Notes which were issued to the Holders who were partners of such Partnership prior to the REIT Conversion equal to 80% of such Net Cash Proceeds.

  If the paying agent (other than the Operating Partnership, any of its Subsidiaries or an affiliate thereof) holds on the redemption date of any Notes money sufficient to pay such Notes, then on and after that date such Notes will cease to be outstanding and interest on them will cease to accrue.

  Notice of any optional or mandatory redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

  If less than all the Notes of any series are to be redeemed, the Indenture Trustee shall select, in such manner as it shall deem fair and appropriate, the Notes to be redeemed in whole or in part.


LIMITATION ON INCURRENCE OF INDEBTEDNESS

  The Operating Partnership will not, and will not permit any of its Subsidiaries to, incur any indebtedness (including acquired indebtedness) other than intercompany indebtedness (representing indebtedness to which the only parties are the Operating Partnership, Host REIT and/or any of their subsidiaries, but only so long as such indebtedness is held solely by any of such parties) that is subordinate in right of payment to the Notes, if immediately after giving effect to the incurrence of such indebtedness, the aggregate principal amount of all outstanding indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis, determined in accordance with GAAP, is greater than 75% of the Operating Partnership's Total Assets.

  As used in the Indenture and the description thereof herein:

    "Subsidiary" means (i) a corporation, partnership, limited liability company, trust, REIT or other entity a majority of the voting power of the voting equity securities of which are owned, directly or indirectly, by the Operating Partnership or by one or more Subsidiaries of the Operating Partnership, (ii) a partnership, limited liability company, trust, REIT or other entity not treated as a corporation for federal income tax purposes, a majority of the equity interests of which are owned, directly or indirectly, by the Operating Partnership or a Subsidiary of the Operating Partnership or (iii) one or more corporations which, either individually or in the aggregate, would be Significant Subsidiaries (as defined below, except that the investment, asset and equity thresholds for purposes of this definition shall be 5%), the majority of the value of the equity interests of which are owned, directly or indirectly, by the Operating Partnership or by one or more Subsidiaries.

    "Total Assets" means the sum of (i) Undepreciated Real Estate Assets and
  (ii) all other assets (excluding intangibles) of the Operating Partnership and its Subsidiaries determined on a consolidated basis (it being understood that the accounts of Subsidiaries shall be consolidated with those of the Operating Partnership only to the extent of the Operating Partnership's proportionate interest therein).

    "Undepreciated Real Estate Assets" means, as of any date, the cost (being the original cost to the Operating Partnership or any of its Subsidiaries plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis (it being understood that the accounts of Subsidiaries shall be consolidated with those of the Operating Partnership only to the extent of the Operating Partnership's proportionate interest therein).

MERGER, CONSOLIDATION OR SALE

  The Operating Partnership will not merge or consolidate with or into, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, REIT, unincorporated organization or government or any agency or political subdivision thereof (any such entity, a "Person"), or permit any Person to merge with or into the Operating Partnership, unless: (i) either the Operating Partnership shall be the continuing Person or the Person (if other than the Operating Partnership) formed by such consolidation or into which the Operating Partnership is merged or that acquired such property and assets of the Operating Partnership shall be an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Indenture Trustee, all of the obligations of the Operating Partnership, on the Notes and under the Indenture; (ii) immediately after giving effect, on a pro forma basis, to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iii) the Operating Partnership will have delivered to the Indenture Trustee an officers' certificate and an opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with such conditions.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  The following events are "Events of Default" with respect to the Notes of any series: (i) default for 30 days in the payment of any installment of interest on any Note of such series; (ii) default in the payment of the principal of any Note when due and payable at maturity, redemption, by acceleration or otherwise; (iii) default in the payment of any mandatory redemption of principal on or before the date 90 days after the receipt of the total Net Cash Proceeds from the applicable sale or other disposition or refinancing of a Hotel giving rise to the obligation to make such redemption;
(iv) default in the performance of any other covenant or agreement of the Operating Partnership contained in the Indenture, such default having continued for 60 days after written notice as provided in the Indenture; and
(v) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator, assignee or trustee of the Operating Partnership or any Significant Subsidiary or any of their respective property. The term "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" of the Operating Partnership (as defined by Regulation S-X promulgated under the Securities Act).

  If an Event of Default under the Indenture occurs and is continuing, then in every such case other than a bankruptcy-related Event of Default as described in (v) above, in which case the principal amount of the Notes shall ipso facto become immediately due and payable, the Indenture Trustee or the Holders of not less than 25% in principal amount of the outstanding Notes of any series may declare the principal amount of all of the Notes of any series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Indenture Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to any series of Notes has been made, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the Holders of not less than a majority of the principal amount of outstanding Notes of any series may rescind and annul such declaration and its consequences if (i) the Operating Partnership shall have paid or deposited with the Indenture Trustee all required payments of the principal of and interest on the Notes of any series, plus certain fees, expenses, disbursements and advances of the Indenture Trustee and (ii) all Events of Default, other than the nonpayment of accelerated principal of (or specified portion thereof) and interest on the Notes have been cured or waived. The Indenture provides that the Holders of not less than a majority of the principal amount of the outstanding Notes of a series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of or interest on any Note or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each outstanding Note affected thereby.

  The Indenture Trustee will be required to give notice to the Holders of Notes within 90 days of a default under the Indenture unless such default has been cured or waived; provided, however, that the Indenture Trustee may withhold notice to the Holders of any default (except a default in the payment of the principal of or interest on any Note or in the payment of any mandatory redemption installment in respect of any Note) if specified Responsible Officers (as defined in the Indenture) of the Indenture Trustee determine in good faith such withholding to be in the interest of such Holders.

  The Indenture provides that no Holders of Notes may institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any other remedy thereunder, except in the case of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the outstanding Notes, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any Holder of Notes from instituting suit for the enforcement of payment of the principal of and interest on such Notes at the respective due dates thereof.

  Subject to provisions in the Indenture relating to its duties in case of default, the Indenture Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any Holders of any outstanding Notes under the Indenture, unless such Holders shall have offered to the Indenture Trustee thereunder reasonable security or indemnity. The Holders of not less than a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or of exercising any trust or power conferred upon the Indenture Trustee. However, the Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Indenture Trustee if the Indenture Trustee in good faith determines that the proceeding will involve the Indenture Trustee in personal liability or which may be unduly prejudicial to the Holders of Notes of such series not joining therein.

  Within 120 days after the close of each fiscal year, the Operating Partnership must deliver to the Indenture Trustee a certificate, signed by one of several specified officers of Host REIT, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

  Modifications and amendments of the Indenture will be permitted to be made by the Operating Partnership and the Indenture Trustee without the consent of any Holder of Notes for any of the following purposes: (i) to cure any ambiguity, defect or inconsistency in the Indenture; (ii) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture; (iii) to permit or facilitate the issuance of the Notes in uncertificated form; (iv) to make any change that does not adversely affect the rights of any Holder of Notes; (v) to provide for the issuance of and establish the form and terms and conditions of the Notes of any series as permitted by the Indenture; (vi) to add to the covenants of the Operating Partnership or to add Events of Default for the benefit of Holders or to surrender any right or power conferred upon the Operating Partnership in the Indenture; (vii) to evidence and provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under the Indenture by more than one Indenture Trustee; (viii) to provide for guarantors or collateral for the Notes of any series; or (xi) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

  Modifications and amendments of the Indenture, other than those described above, will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all outstanding Notes which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of each Holder of such Note affected thereby, (i) change the stated maturity of the principal of, or any installment of interest on, any such Note; (ii) reduce the principal amount of or interest on any such Note, (iii) change the place of payment, or the coin or currency, for the payment of principal of or interest on any such Note; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Note; (v) waive a default in the payment of principal of or interest on the Notes (other than a recission of acceleration of the Notes of any series and a waiver of the payment default that resulted from such acceleration, as provided in the Indenture); or (vi) reduce the percentages of outstanding Notes of any series necessary to modify or amend the Indenture or to waive compliance with certain provisions thereof or certain defaults and consequences.

  The Indenture provides that the Holders of not less than a majority in principal amount of outstanding Notes have the right to waive compliance by the Operating Partnership with certain covenants in the Indenture.

SATISFACTION AND DISCHARGE

  The Operating Partnership may discharge certain obligations to Holders of Notes that have not already been delivered to the Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Indenture Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such Notes in respect of principal and interest to the date of such deposit (if such Notes have become due and payable) or to the stated maturity or redemption date, as the case may be, and delivering to the Indenture Trustee an officers' certificate and a legal opinion stating that the conditions precedent to such discharge have been complied with.

NO CONVERSION RIGHTS

  The Notes will not be convertible into or exchangeable for any capital stock of Host REIT or equity interest in the Operating Partnership.

GOVERNING LAW

  The Indenture will be governed by and shall be construed in accordance with the laws of the State of New York.

                    COMPARISON OF OWNERSHIP OF PARTNERSHIP
                     INTERESTS, OP UNITS AND COMMON SHARES

  The information below highlights a number of the significant differences between the Partnerships, the Operating Partnership and Host REIT relating to, among other things, form of organization, investment objectives, policies and restrictions, asset diversification, capitalization, management structure, compensation and fees and investor rights, and compares certain legal rights associated with the ownership of Partnership Interests, OP Units and Common Shares, respectively. These comparisons are intended to assist Limited Partners in understanding how their investments will be changed if, as a result of the Mergers and the REIT Conversion, their Partnership Interests are exchanged for OP Units, which are exchangeable with Host REIT for Host REIT Common Shares if timely and properly elected during the Election Period or, if retained, are redeemable at the option of the holder thereof beginning one year after the Mergers, for either Common Shares or the cash equivalent thereof, at the option of Host REIT. THIS DISCUSSION IS SUMMARY IN NATURE AND DOES NOT CONSTITUTE A COMPLETE DISCUSSION OF THESE MATTERS. LIMITED PARTNERS SHOULD CAREFULLY REVIEW THE BALANCE OF THIS CONSENT SOLICITATION FOR ADDITIONAL IMPORTANT INFORMATION.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                       FORM OF ORGANIZATION AND PURPOSE

All of the Partnerships    The Operating Partner-     Host REIT is a Maryland
are Delaware limited       ship is a Delaware lim-    corporation and will be
partnerships, except for   ited partnership. Fol-     the sole general partner
Chicago Suites, which is   lowing the Mergers, the    of the Operating Part-
a Rhode Island limited     Operating Partnership      nership. Host REIT will
partnership. The General   will succeed to the own-   make an election to be
Partner of each Partner-   ership of the Partici-     taxed as a REIT under
ship is Host or a direct   pating Partnerships        the Code and intends to
or indirect wholly owned   through wholly owned       maintain its qualifica-
subsidiary of Host. The    subsidiaries. The sole     tion as a REIT. Host
purpose of each Partner-   general partner of the     REIT's only significant
ship, other than Atlanta   Operating Partnership      asset will be its inter-
Marquis, generally in-     will be Host REIT. The     est in the Operating
cludes investing in, ac-   Participating Partner-     Partnership and conse-
quiring, developing, op-   ships, as wholly owned     quently an indirect in-
erating, selling or dis-   subsidiaries of the Op-    vestment in the Hotels
posing of hotel proper-    erating Partnership,       owned by subsidiaries of
ties or interests in ho-   will own the Partnership   the Operating Partner-
tel properties and en-     Hotels and lease them to   ship. See "Distribution
gaging in other activi-    the Lessees. Following     and Other Policies."
ties related or inciden-   the REIT Conversion and
tal thereto. The purpose   the Blackstone Acquisi-
of Atlanta Marquis is to   tion, the Operating
acquire and own a gen-     Partnership and its sub-
eral partner interest in   sidiaries initially is
a hotel partnership and    expected to own approxi-
to engage in other ac-     mately 125 full-service
tivities related or in-    hotels operating primar-
cidental thereto.          ily under the Marriott,
                           Ritz-Carlton, Four Sea-
                           sons, Swissotel and
                           Hyatt brand names. The
                           Operating Partnership
                           will seek to invest in a
                           real estate portfolio
                           primarily consisting of
                           upscale and luxury full-
                           service hotels. The
                           business of the Operat-
                           ing Partnership will be
                           limited to and conducted
                           in such a manner as to
                           permit Host REIT at all
                           times to be qualified as
                           a REIT under the Code.
                           See "Distribution and
                           Other Policies."

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                         LENGTH AND TYPE OF INVESTMENT

The Partnerships are fi-   The Operating Partner-     Host REIT has a perpet-
nite-life entities whose   ship has a stated term     ual term and intends to
existence expires as       of approximately 100       continue its operations
follows: Atlanta Mar-      years. Events which may    for an indefinite time
quis, 2085; Chicago        cause the dissolution of   period. To the extent
Suites, 2063; Desert       the Operating Partner-     Host REIT sells or refi-
Springs, 2087; Hanover,    ship prior to the expi-    nances its assets, the
2086; MDAH, 2089; MHP,     ration of the stated       net proceeds therefrom
2106; MHP2, 2088 and       term include: (i) the      will generally be re-
PHLP, 2080. Other events   withdrawal of Host REIT    tained by Host REIT
which may cause the dis-   as general partner with-   (through the Operating
solution of certain        out the permitted trans-   Partnership) for working
Partnerships include:      fer of Host REIT's in-     capital and other gen-
(i) the bankruptcy of      terest to a successor      eral purposes, except to
the Partnership, (ii)      general partner (except    the extent distributions
the withdrawal or re-      in certain limited cir-    thereof must be made to
moval of the General       cumstances), (ii) the      permit Host REIT to
Partner, unless a sub-     entry of a decree of ju-   qualify as a REIT for
stitute general partner    dicial dissolution of      tax purposes. See "Dis-
is elected by the Lim-     the Operating Partner-     tribution and Other Pol-
ited Partners, (iii) the   ship pursuant to the       icies--Investment Poli-
dissolution or bank-       provisions of the Dela-    cies."
ruptcy of the General      ware Act, (iii) the en-
Partner, unless a sub-     try of a final non-ap-
stitute general partner    pealable order for re-
is elected by the Lim-     lief in a bankruptcy
ited Partners, (iv) the    proceeding of the gen-
sale or disposition of     eral partner, or the en-
all or substantially all   try of a final non-ap-
of the property of the     pealable judgment ruling
Partnership, (v) any       that the general partner
event that makes it un-    is bankrupt or insolvent
lawful for the business    (except that, in either
of the Partnership to be   such case, in certain
carried on or for the      circumstances the lim-
Partners to carry it on    ited partners (other
in a limited partnership   than Host REIT) may vote
or (vi) upon the agree-    to continue the Operat-
ment of the Partners.      ing Partnership and sub-
Partners are entitled to   stitute a new general
receive cash distribu-     partner in place of Host
tions out of the Part-     REIT), or (iv) on or af-
nership's net operating    ter December 31, 2058,
income, if any, and to     on election by Host
receive cash distribu-     REIT, in its sole and
tions, if any, upon re-    absolute discretion. The
financing of a Partner-    Operating Partnership
ship's debt or liquida-    has no specific plans
tion of the Partner-       for disposition of the
ship's real estate in-     assets acquired through
vestments. See "Back-      the REIT Conversion or
ground and Reasons for     that may be subsequently
the Mergers and the REIT   acquired. To the extent
Conversion--Background     the Operating Partner-
of the Partnerships."      ship sells or refinances
                           its assets, the net pro-
                           ceeds therefrom will
                           generally be retained by
                           the Operating Partner-
                           ship for working capital
                           and new investments
                           rather than being dis-
                           tributed to its partners
                           (including Host REIT),
                           except to the extent
                           distributions thereof
                           must be made to permit
                           Host REIT to qualify as
                           a REIT for tax purposes.
                           See "Background and Rea-
                           sons for the Mergers and
                           the REIT Conversion--
                           Reasons for the Mergers"
                           and "Distribution and
                           Other Policies--Invest-
                           ment Policies."

  The Partnerships are structured to dissolve when the assets of the Partnerships are liquidated (or after approximately 75 to 120 years, if no liquidation occurs sooner). In contrast, the Operating Partnership and Host REIT as an enterprise are intended to be infinite life entities which will constitute an operating company and will reinvest the proceeds of asset dispositions, if any, in new properties or other appropriate investments consistent with the Operating Partnership's and Host REIT's investment objectives.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                                   LIQUIDITY

The Partnership Units in   Each limited partner       The Common Shares of
each of the Partnerships   will have the right,       Host REIT will be freely
represent relatively il-   beginning one year after   transferable upon regis-
liquid investments with    the closing of the         tration under the Secu-
a limited resale market    Mergers, to exercise his   rities Act, except for
for such Partnership       Unit Redemption Right.     Common Shares held by
Units. The trading vol-    Upon redemption, such      affiliates. The Common
ume of such Partnership    limited partner will       Shares will be listed on
Units in the resale mar-   receive, at the election   the NYSE. A public mar-
ket is thin and the        of Host REIT, either       ket currently exists for
prices at which Partner-   Common Shares of Host      Host's common stock. The
ship Units trade are       REIT or the cash           breadth and strength of
generally not equal to     equivalent thereof in      the market for Host REIT
their net asset value.     exchange for such OP       Common Shares will de-
No Limited Partner can     Units. A limited partner   pend upon, among other
require a Partnership to   may in certain             things, the number of
dispose of the Partner-    circumstances transfer     Common Shares outstand-
ship's assets or redeem    his OP Units. See          ing, Host REIT's finan-
the Limited Partner's      "Description of OP         cial results and pros-
interest in the Partner-   Units--Restrictions on     pects and the general
ship.                      Transfers of Interests     interest in Host REIT's
                           by Limited Partners."      dividend yield compared
                                                      to that of other debt
                                                      and equity securities.
                                                      See "Background and Rea-
                                                      sons for the Mergers and
                                                      the REIT Conversion--
                                                      Reasons for the Merg-
                                                      ers."

  Partnership Units in the Partnerships have a relatively limited resale market. Beginning one year after the Mergers, limited partners of the Operating Partnership (other than Host REIT) will be able to exercise their Unit Redemption Right and receive, at the option of Host REIT, either cash or Common Shares on a one-for-one basis (subject to adjustment). The Common Shares of Host REIT will be freely transferable upon registration under the Securities Act, except for Common Shares held by affiliates. Shareholders of Host REIT are expected to achieve liquidity of their investment by selling the Common Shares in the open market.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                             NATURE OF INVESTMENT

The Partnership Inter-     The OP Units constitute    The Common Shares con-
ests of each Partnership   equity interests enti-     stitute equity interests
constitute equity inter-   tling each limited part-   in Host REIT. Host REIT
ests entitling each lim-   ner to his pro rata        is entitled to receive
ited partner to his pro    share of cash distribu-    its pro rata share of
rata share of cash dis-    tions made to the part-    distributions made by
tributions made to the     ners of the Operating      the Operating Partner-
partners of the Partner-   Partnership. The Operat-   ship with respect to the
ship (except Chicago       ing Partnership gener-     OP Units it holds, and
Suites, Hanover and        ally intends to retain     each shareholder will be
MHP2, where the limited    and reinvest proceeds of   entitled to his pro rata
partners are entitled to   the sale of property or    share of any dividends
certain preferential       excess refinancing pro-    or distributions paid
cash distributions, and    ceeds in its business.     with respect to the Com-
except for Atlanta Mar-    See "Distribution and      mon Shares. The divi-
quis, where the General    Other Policies."           dends payable to the
Partner is entitled to                                shareholders are not
certain preferential                                  fixed in amount and are
cash distributions). The                              only paid if, when and
Partnerships generally                                as declared by the Board
maintain a policy of                                  of Directors. In order
long-term ownership for                               to qualify as a REIT,
current cash flow and                                 Host REIT must distrib-
long-term appreciation.                               ute at least 95% of its
The partnership agree-                                taxable income (exclud-
ment for each Partner-                                ing capital gains), and
ship specifies how the                                any taxable income (in-
cash available for dis-                               cluding capital gains)
tribution, whether aris-                              not distributed will be
ing from operation,                                   subject to corporate in-
sales or refinancing, is                              come tax. See "Distribu-
to be shared among the                                tion and Other
General Partner and the                               Policies."
Limited Partners. The
distributions payable to
the partners are not
fixed in amount and de-
pend upon the operating
results and net sale or
refinancing proceeds
available from the dis-
position of the Partner-
ship's assets.

  The limited partner interests in the Partnerships and the Operating Partnership, and the Common Shares in Host REIT, constitute equity interests in each, respectively. Each limited partner in Desert Springs, MDAH, MHP and PHLP is entitled to his pro rata share of the cash distributions by his respective Partnership; each limited partner in Chicago Suites, Hanover and MHP2 is entitled to certain preferential cash distributions; and the general partner in Atlanta Marquis is entitled to certain preferential cash distributions. The general partner and each limited partner is entitled to his pro rata share of cash distributions by the Operating Partnership, and each shareholder is entitled to his pro rata share of any dividends or distributions by Host REIT which are paid with respect to the Common Shares.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                        PROPERTIES AND DIVERSIFICATION

The investment portfolio   As a result of the REIT    As a result of the REIT
of each of the Partner-    Conversion, the Operat-    Conversion, Host REIT
ships currently con-       ing Partnership is ex-     will be the sole general
sists, directly or indi-   pected initially to own    partner and a substan-
rectly, of one to eight    a portfolio of approxi-    tial limited partner of
Hotels and certain re-     mately 125 Hotels. The     the Operating Partner-
lated assets. The small    ownership of these Ho-     ship, which is expected
number of Hotels owned     tels, along with future    initially to own a port-
by each Partnership lim-   hotel acquisitions by      folio of approximately
its each Partnership's     the Operating Partner-     125 Hotels.
ability to diversify its   ship, will diversify the
investment risk over ge-   investment risks to lim-
ographic locations, mar-   ited partners over a
kets and economic condi-   broader and more varied
tions. See "Background     group of hotels and geo-
and Reasons for the        graphic locations and
Mergers and the REIT       will reduce the depen-
Conversion--Background     dence of an investment
of the Partnerships."      upon the performance of,
                           and the exposure to the
                           risks associated with,
                           any one or more Hotels
                           currently owned by a
                           Partnership.

  The investment portfolio of each Partnership is currently limited to between one and eight Hotels (and certain related assets) in limited geographic locations. Through the REIT Conversion, and through additional investments that may be made from time to time, Host REIT and the Operating Partnership intend to create an investment portfolio substantially larger, more varied and more geographically diversified than the assets of any of the Partnerships individually. In addition, the larger portfolio will diversify the risks to the limited partners and shareholders over a broader group of Hotels, thereby reducing the dependence of an investment upon the performance of, and the exposure to the risks associated with, any particular Hotel or group of Hotels currently owned by an individual Partnership.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                     ADDITIONAL EQUITY/POTENTIAL DILUTION

Each Partnership was de-   The Operating Partner-     Host REIT may issue ad-
signed as a finite-life    ship is authorized to      ditional equity securi-
investment vehicle. None   issue OP Units and other   ties, including shares
of the Partnerships are    partnership interests      of capital stock which
authorized to raise ad-    (including partnership     may be classified as one
ditional funds for (or     interests of different     or more classes or se-
reinvest net sale or re-   series or classes that     ries of common or pre-
financing proceeds in)     may be senior to OP        ferred or other shares
new investments, absent    Units) as determined by    and contain certain
amendments to their        Host REIT, in its sole     preferences, in the dis-
partnership agreements     discretion, including in   cretion of the Board of
or approval of a major-    connection with acquisi-   Directors. Any proceeds
ity of the outstanding     tions of properties. The   from the issuance of eq-
limited partnership in-    Operating Partnership      uity securities by Host
terests. Since such        may issue OP Units and     REIT must be contributed
Partnerships were not      other partnership inter-   to the Operating Part-
structured to issue ad-    ests to Host REIT, as      nership in exchange for
ditional equity securi-    long as such interests     OP Units or correspond-
ties, there is little      are issued in connection   ing equity interests in
chance of dilution of      with a comparable issu-    the Operating Partner-
the partners' share of     ance of Common Shares or   ship. The issuance of
cash available for dis-    other equity interests     additional equity secu-
tribution.                 of Host REIT and pro-      rities by Host REIT may
                           ceeds raised in connec-    result in the dilution
                           tion with the issuance     of the interests of the
                           of such shares are con-    shareholders, as well as
                           tributed to the Operat-    interests of holders of
                           ing Partnership. In ad-    OP Units in the Operat-
                           dition, the Operating      ing Partnership. See
                           Partnership may issue      "Distribution and Other
                           additional OP Units upon   Policies--Investment
                           exercise of the options    Policies."
                           granted pursuant to op-
                           tion plans or restricted
                           shares issued under re-
                           stricted share plans or
                           other employee benefit
                           plans adopted by Host
                           REIT and the Operating
                           Partnership.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                              FINANCING POLICIES

The General Partner of     The Operating Partner-     Host REIT is not re-
each Partnership is gen-   ship may incur debt or     stricted under its Char-
erally authorized to       enter into similar cred-   ter from incurring debt.
cause the Partnership to   it, guarantee, financing   However, under the Part-
borrow money from the      or refinancing arrange-    nership Agreement, Host
General Partner or oth-    ments for any purpose      REIT, as general partner
ers and issue evidence     with any person upon       of the Operating Part-
of indebtedness neces-     such terms that Host       nership, may not incur
sary, convenient or in-    REIT, as sole general      any debts except those
cidental to the accom-     partner, determines ap-    for which it may be lia-
plishment of the pur-      propriate. See "Distri-    ble as general partner
poses of the Partnership   bution and Other Poli-     of the Operating Part-
and to secure the same     cies--Financing Poli-      nership and certain
by mortgage, pledge or     cies."                     other limited circum-
other lien on the assets                              stances. Therefore, all
of the Partnership.                                   indebtedness incurred by
                                                      Host REIT will be
                                                      through the Operating
                                                      Partnership. Host REIT
                                                      will have a policy of
                                                      incurring debt only if
                                                      immediately following
                                                      such incurrence the
                                                      debt-to-total market
                                                      capitalization ratio
                                                      would be 60% or less.
                                                      The Board of Directors
                                                      could waive, alter or
                                                      eliminate this policy
                                                      without a shareholder
                                                      vote. See "Distribution
                                                      and Other Policies--Fi-
                                                      nancing Policies."

  In conducting their business, each of the Partnerships, Host REIT and the Operating Partnership may incur indebtedness to the extent deemed appropriate by their general partner or Board of Directors, as the case may be.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                         OTHER INVESTMENT RESTRICTIONS

The partnership agree-     There are no restric-      Neither Host REIT's
ments of all of the        tions upon the Operating   Charter nor its Bylaws
Partnerships contain re-   Partnership's authority    impose any restrictions
strictions upon the ac-    to enter into certain      upon the types of in-
quisition of interests     transactions, including    vestments that may be
in other partnerships or   among others, making       made by Host REIT. Under
hotel properties in ad-    investments, lending Op-   the MGCL, a contract or
dition to such Partner-    erating Partnership        other transaction be-
ship's current assets.     funds or reinvesting the   tween the Company and a
None of the Partnerships   Operating Partnership's    director or between the
are authorized to raise    cash flow and net sale     Company and any other
additional funds for (or   or refinancing proceeds    corporation or other en-
reinvest net sale or re-   except (i) restrictions    tity in which a director
financing proceeds in)     precluding investments     of the Company is a di-
new investments, absent    by the Operating Part-     rector or has a material
amendments to their        nership that would ad-     financial interest is
partnership agreements     versely affect Host        not void or voidable
or approval of a major-    REIT's status as a REIT,   solely on the grounds of
ity of the outstanding     (ii) general restric-      such interest, the pres-
limited partnership in-    tions on transactions      ence of the director at
terests.                   with Affiliates and        the meeting at which the
                           (iii) the noncompetition   contract or transaction
                           agreements. See "Busi-     is approved or the di-
                           ness and Properties--      rector's vote in favor
                           Noncompetition Agree-      thereof if (a) the fact
                           ments."                    of the common director-
                                                      ship or interest is dis-
                                                      closed or known to
                                                      (i) the board of direc-
                                                      tors or committee, and
                                                      the board or committee
                                                      authorizes, approves or
                                                      ratifies the contract or
                                                      transaction by the af-
                                                      firmative vote of a ma-
                                                      jority of disinterested
                                                      directors, even if the
                                                      disinterested directors
                                                      constitute less than a
                                                      quorum, or (ii) the
                                                      shareholders entitled to
                                                      vote, and the transac-
                                                      tion or contract is au-
                                                      thorized, approved or
                                                      ratified by a majority
                                                      of the votes cast by the
                                                      shareholders entitled to
                                                      vote other than the
                                                      votes of shares owned of
                                                      record or beneficially
                                                      by the interested direc-
                                                      tor or corporation, firm
                                                      or other entity, or (b)
                                                      the transaction or con-
                                                      tract is fair and rea-
                                                      sonable to the Company.
                                                      Host REIT also intends
                                                      to adopt a policy which
                                                      requires that all mate-
                                                      rial contracts and
                                                      transactions between
                                                      Host REIT, the Operating
                                                      Partnership or any of
                                                      its subsidiaries, on the
                                                      one hand, and a director
                                                      or executive officer of
                                                      Host REIT or any entity
                                                      in which such director
                                                      or executive officer is
                                                      a director or has a ma-
                                                      terial financial inter-
                                                      est, on the other hand,
                                                      must be approved by the
                                                      affirmative vote of a
                                                      majority of the disin-
                                                      terested directors.
                                                      Lastly, Host REIT must
                                                      conduct its investment
                                                      activities through the
                                                      Operating Partnership
                                                      for so long as the Oper-
                                                      ating Partnership ex-
                                                      ists. See "Distribution
                                                      and Other Policies--
                                                      Policies with Respect to
                                                      Other Activities."

  All of the partnership agreements of the Partnerships contain provisions which hinder further investment by the Partnership. The Partnership Agreement permits the Operating Partnership wide latitude in choosing the type of investments to pursue. For so long as the Operating Partnership exists, Host REIT must conduct all investment activities through the Operating Partnership.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                              MANAGEMENT CONTROL

Under each of the part-    All management powers      The Board of Directors
nership agreements of      over the business and      will direct the manage-
the Partnerships, the      affairs of the Operating   ment of Host REIT's
General Partners control   Partnership are vested     business and affairs.
the Partnerships and,      in Host REIT, as sole      The Board of Directors
subject to certain limi-   general partner, and no    will be classified into
tations, are vested with   limited partner of the     three classes of direc-
the exclusive right and    Operating Partnership      tors. A majority of the
power to conduct the       will have any right to     initial directors will
business and affairs of    participate in or exer-    be independent. At each
the Partnership and may    cise control or manage-    annual meeting of the
appoint, contract or       ment power over the        shareholders, the suc-
otherwise deal with any    business and affairs of    cessors of the class of
person, including em-      the Operating Partner-     directors whose terms
ployees of its affili-     ship except (i) Host       expire at that meeting
ates, to perform any       REIT, as sole general      will be elected. The
acts or services for the   partner, may not, with-    policies adopted by the
Partnership necessary or   out written consent of     Board of Directors may
appropriate for the con-   all the limited partners   be altered or eliminated
duct of the business and   or such lower percentage   without a vote of the
affairs of the Partner-    of OP Units as may be      shareholders. According-
ship. A Limited Partner    specifically provided      ly, except for their
has no right to partici-   for in the Partnership     vote in the elections of
pate in the management     Agreement or the           directors and their vote
and control of a Part-     Delaware Act, take any     in certain major trans-
nership and has no voice   action in contravention    actions, shareholders
in its affairs except on   of the Partnership         will have no control
certain limited matters    Agreement; (ii) Host       over the ordinary busi-
that may be submitted to   REIT, as sole general      ness policies of Host
a vote of the Limited      partner, may not dispose   REIT.
Partners under the terms   of all or substantially
of the partnership         all of the Operating
agreements of the Part-    Partnership's assets
nerships. Under each       without the consent of
partnership agreement,     the holders of a major-
Limited Partners have      ity of the outstanding
the right to remove        OP Units (including OP
their General Partner by   Units held by Host
a majority vote (except    REIT); and (iii) until
for Atlanta Marquis,       December 31, 2058, Host
which requires a 66 2/3%   REIT may not cause or
vote of its Class A lim-   permit the Operating
ited partner interests),   Partnership to dissolve
subject to certain con-    (except in connection
ditions. Each of the       with a sale of all or
partnership agreements     substantially all of the
permits removal of the     Operating Partnership's
general partner only for   assets, with the ap-
breach of certain provi-   proval described above)
sions of the partnership   more than 10% of the
agreement, fraud or un-    limited partners object
remedied acts of bad       to such dissolution.
faith or gross negli-      Host REIT may not be re-
gence or breach of fidu-   moved as general partner
ciary duty. Furthermore,   by the limited partners
the MDAH and MHP2 part-    with or without cause
nership agreements allow   unless Host REIT ceases
removal of the General     to be a "public compa-
Partner only if certain    ny," and then Host REIT
favorable legal opinions   could be removed as gen-
concerning liability of    eral partner with or
the Limited Partners and   without cause by limited
tax status of the Part-    partners holding Per-
nership are obtained. In   centage Interests in the
all cases of removal of    Operating Partnership
the General Partner,       that are more than 50%
however, the Partnership   of the aggregate Per-
may continue only if the   centage Interests of the
Limited Partners find a    outstanding limited
successor general part-    partnership interests
ner.                       entitled to vote there-
                           on, including any such
                           interests held by the
                           general partner. See
                           "Risk Factors--Risks and
                           Effects of the Mergers--
                           No Control Over Major
                           Decisions," "Description
                           of OP Units--Purposes,
                           Business and Management"
                           and "--Dissolution,
                           Winding Up and
                           Termination."

  Under the partnership agreements of the Partnerships and the Partnership Agreement of the Operating Partnership, the general partners control the partnerships and are vested with the exclusive right and power to conduct the business and affairs of the partnerships. In both cases, limited partners have no voice in the affairs of the partnership except on certain limited matters. All of the Partnerships permit removal of the General Partner by the Limited Partners with cause. The Partnership Agreement of the Operating Partnership does not permit removal of Host REIT as general partner by the limited partners with or without cause unless Host REIT ceases to be a "public company," and then Host REIT could be removed as general partner with or without cause. Under the Charter and Bylaws, the Board of Directors directs the management of Host REIT. Except for their vote in the elections of directors and their vote in certain major transactions, shareholders have no control over the management of Host REIT.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                               FIDUCIARY DUTIES

The Delaware Act and       Under the Delaware Act,    Under Maryland law, the
Rhode Island Act provide   Host REIT, as general      directors must perform
that the General Part-     partner of the Operating   their duties in good
ners are accountable as    Partnership, is account-   faith, in a manner that
fiduciaries to the Part-   able to the Operating      they reasonably believe
nerships and are re-       Partnership as a fidu-     to be in the best inter-
quired to exercise good    ciary and, consequently,   ests of Host REIT and
faith, loyalty and in-     is required to exercise    with the care of an or-
tegrity in their deal-     good faith and integrity   dinary prudent person in
ings in conducting the     in all of its dealings     a like position. Direc-
affairs of the Partner-    with respect to partner-   tors of Host REIT who
ships. The duty of good    ship affairs. However,     act in such a manner
faith requires that the    under the Partnership      generally have no lia-
General Partners deal      Agreement, Host REIT, as   bility by reason of be-
fairly and with complete   general partner, is un-    ing or having been di-
candor toward the Lim-     der no obligation to       rectors.
ited Partners. The duty    consider the separate
of loyalty requires        interests of the limited
that, without the Lim-     partners in deciding
ited Partners' consent,    whether to cause the Op-
the General Partners may   erating Partnership to
not have business or       take (or decline to
other interests that are   take) any actions, and
adverse to the interests   Host REIT, as general
of the Partnerships. The   partner, is not liable
duty of fair dealing       for monetary damages for
also requires that all     losses sustained, lia-
transactions between the   bilities incurred, or
General Partners and the   benefits not derived by
Partnerships be fair in    limited partners in con-
the manner in which the    nection with such deci-
transactions are ef-       sion, provided that Host
fected and in the amount   REIT, as general part-
of the consideration re-   ner, has acted in good
ceived by the General      faith and pursuant to
Partners.                  its authority under the
                           Partnership Agreement.

  The General Partners, Host REIT, as general partner of the Operating Partnership, and the Board of Directors of Host REIT, respectively, owe fiduciary duties to their constituent parties. Although some courts have interpreted the fiduciary duties of the Board of Directors in the same way as the duties of a general partner in a limited partnership, it is unclear whether, or to what extent, there are differences in such fiduciary duties. It is possible that the fiduciary duties of the directors of Host REIT to the shareholders may be less than those of the General Partners to the Limited Partners and Host REIT, as general partner of the Operating Partnership, to the limited partners of the Operating Partnership.

  The Partnership Agreement contains a specific provision to the effect that Host REIT, as general partner of the Operating Partnership, is under no obligation to consider the separate interests of the limited partners of the Operating Partnership in taking partnership action. Since the partnership agreements of the Partnerships do not contain such a provision, the fiduciary duties of Host REIT, as general partner of the Operating Partnership, to the limited partners of the Operating Partnership may be less than those of the General Partners to their Limited Partners.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                   MANAGEMENT LIABILITY AND INDEMNIFICATION

Under the Delaware Act     Under the Delaware Act,    The MGCL permits a Mary-
and the Rhode Island       Host REIT, as general      land corporation to in-
Act, each General Part-    partner of the Operating   clude in its charter a
ner is liable for the      Partnership, is liable     provision limiting the
payment of partnership     for the payment of the     liability of its direc-
obligations and debts,     obligations and debts of   tors and officers to the
unless limitations upon    the Operating Partner-     corporation and its
such liability are ex-     ship unless limitations    shareholders for money
pressly stated in the      upon such liability are    damages except for lia-
document or instrument     stated in the document     bility resulting from
evidencing the obliga-     or instrument evidencing   (i) actual receipt of an
tion (e.g., a loan         the obligation. Under      improper benefit or
structured as a nonre-     the Partnership Agree-     profit in money, prop-
course obligation). Each   ment, the Operating        erty or services or
partnership agreement of   Partnership agrees to      (ii) acts committed in
the Partnerships gener-    indemnify Host REIT or     bad faith or active and
ally provides that the     any director or officer    deliberate dishonesty
General Partner will not   of Host REIT from and      established by a final
be held liable for any     against all losses,        judgment as being mate-
costs arising out of its   claims, damages, liabil-   rial to the cause of ac-
action or inaction ex-     ities, joint or several,   tion. Host REIT's char-
cept that the General      expenses (including le-    ter contains such a pro-
Partner will be liable     gal fees), fines, set-     vision. As permitted by
for any costs which        tlements and other         Maryland law, Host
arise from the General     amounts incurred in con-   REIT's Charter also pro-
Partner's own fraud,       nection with any actions   vides broad indemnifica-
negligence, misconduct     relating to the opera-     tion to directors and
or other breach of fidu-   tions of the Operating     officers, whether serv-
ciary duty. In cases in    Partnership as set forth   ing Host REIT, or at its
which the General Part-    in the Partnership         request, any other enti-
ner is indemnified, any    Agreement in which Host    ty, to the fullest ex-
indemnity is payable       REIT or any such direc-    tent permitted under
only from the assets of    tor or officer is in-      Maryland law. Host REIT
the Partnership.           volved, unless (i) the     will indemnify its pres-
                           act or omission of Host    ent and former directors
                           REIT was material to the   and officers, among oth-
                           matter giving rise to      ers, against judgments,
                           the proceeding and ei-     penalties, fines, set-
                           ther was committed in      tlements and reasonable
                           bad faith or was the re-   expenses actually in-
                           sult of active and de-     curred by them in con-
                           liberate dishonesty;       nection with any pro-
                           (ii) Host REIT or the      ceeding to which they
                           other person to be in-     may be made a party by
                           demnified actually re-     reason of their service
                           ceived an improper per-    in those or other capac-
                           sonal benefit in money,    ities unless it is es-
                           property or services or    tablished that (i) the
                           (iii) in the case of any   act or omission of the
                           criminal proceeding,       director or officer was
                           Host REIT or the other     material to the matter
                           person to be indemnified   giving rise to the pro-
                           had reasonable cause to    ceeding and (a) was com-
                           believe the act or omis-   mitted in bad faith or
                           sion was unlawful. The     (b) was the result of
                           reasonable expenses in-    active and deliberate
                           curred by Host REIT may    dishonesty, (ii) the di-
                           be reimbursed by the Op-   rector or officer actu-
                           erating Partnership in     ally received an im-
                           advance of the final       proper personal benefit
                           disposition of the pro-    in money, property or
                           ceeding upon receipt by    services or (iii) in the
                           the Operating Partner-     case of any criminal
                           ship of an affirmation     proceeding, the director
                           by Host REIT or the        or officer had reason-
                           other person to be in-     able cause to believe
                           demnified of its good      that the act or omission
                           faith belief that the      was unlawful. However,
                           standard of conduct nec-   under Maryland law, Host
                           essary for indemnifica-    REIT may not indemnify
                           tion has been met and an   for an adverse judgment
                           undertaking by Host REIT   in a suit by or in the
                           to repay the amount if     right of Host REIT. The
                           it is determined that      Bylaws of Host REIT re-
                           such standard was not      quire it, as a condition
                           met.                       to advancing expenses,
                                                      to obtain (i) a written
                                                      affirmation by the di-
                                                      rector or officer of his
                                                      good faith belief that
                                                      he has met the standard
                                                      of conduct necessary for
                                                      indemnification by Host
                                                      REIT as authorized by
                                                      the Bylaws and
                                                      (ii) a written statement
                                                      by or on his behalf to
                                                      repay the amount paid or
                                                      reimbursed by Host REIT
                                                      if it shall ultimately
                                                      be determined that the
                                                      standard of conduct was
                                                      not met. Host REIT also
                                                      intends to enter into
                                                      indemnification agree-
                                                      ments indemnifying each
                                                      of its directors and of-
                                                      ficers to the fullest
                                                      extent permitted by
                                                      Maryland law and advance
                                                      to its directors and of-
                                                      ficers all related ex-
                                                      penses subject to reim-
                                                      bursement if it is sub-
                                                      sequently determined
                                                      that indemnification is
                                                      not permitted.

  In each of the Partnerships, the General Partners will only be held liable for costs which arise from the General Partners' own fraud, negligence, misconduct or other breach of fiduciary duty, and may be indemnified in certain cases. While Host REIT, as general partner of the Operating Partnership, is generally liable for the payment of the obligations and debts of the Operating Partnership, the Operating Partnership generally agrees to indemnify Host REIT, except regarding certain unauthorized acts of Host REIT. The liability of Host REIT's directors and officers is limited to the fullest extent permitted under Maryland law and such directors and officers are indemnified by Host REIT to the fullest extent permitted by Maryland law.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                            LIABILITY OF INVESTORS

Under each of the part-    Under the Partnership      Under Maryland law,
nership agreements, the    Agreement and the Dela-    shareholders are not
Delaware Act and the       ware Act, the liability    personally liable for
Rhode Island Act, the      of limited partners for    the obligations of Host
liability of Limited       the Operating Partner-     REIT.
Partners for the Part-     ship's debts and obliga-
nership's debts and ob-    tions is generally lim-
ligations is generally     ited to the amount of
limited to the amount of   their investment in the
their investment in the    Operating Partnership,
Partnership, together      together with their in-
with an interest in un-    terest in undistributed
distributed income, if     income, if any.
any.

  In the Partnerships and the Operating Partnership, a limited partner's liability is limited to the amount of his investment. Shareholders of Host REIT generally have no liability under applicable Maryland law for the debts and obligations of Host REIT.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                            ANTITAKEOVER PROVISIONS

For each of the Partner-   Except in limited cir-     Applicable Maryland law
ships, a change in man-    cumstances (see "Voting    and the Charter and By-
agement may be effected    Rights" below) Host        laws of Host REIT will
only by removal of the     REIT, in its capacity as   contain a number of pro-
General Partner. See       general partner of the     visions that may have
"Management Control"       Operating Partnership,     the effect of delaying
above for a discussion     has exclusive management   or discouraging a change
of the ability to remove   power over the business    in control of Host REIT
a General Partner. A       and affairs of the Oper-   that might be in the
transfer of limited        ating Partnership. Host    best interests of share-
partnership interests in   REIT may not be removed    holders. These provi-
a Partnership is gener-    as general partner of      sions will include,
ally restricted if (i)     the Operating Partner-     among others, (i) a
it is on a day other       ship by the limited        Board of Directors with
than the first day in an   partners with or without   three-year staggered
accounting period, (ii)    cause (unless Host REIT    terms whose size is
it would, when combined    is no longer a "public     fixed within a range;
with the total of other    company," in which case    (ii) authorized capital
partnership interests      the general partner may    stock that may be clas-
transferred within past    be removed with or with-   sified and issued as a
12 consecutive months,     out cause by limited       variety of equity secu-
in the opinion of coun-    partners holding Per-      rities, in the discre-
sel, result in the Part-   centage Interests in the   tion of the Board of Di-
nership being deemed to    Operating Partnership      rectors, including secu-
have been terminated       that are more than 50%     rities having superior
within the meaning of      of the aggregate Per-      voting rights to the
Section 708 of the Code    centage Interests of the   Common Shares; (iii) re-
(except for MHP2), (iii)   outstanding limited        strictions on business
it would, in the opinion   partnership interests      combinations with per-
of counsel for the as-     entitled to vote there-    sons who acquire more
signee or assignor, re-    on, including any such     than a certain percent-
quire the filing of a      interests held by the      age of the outstanding
registration statement     general partner). Under    voting securities of
under the Securities       the Partnership Agree-     Host REIT; (iv) a re-
Act, or would otherwise    ment, Host REIT may, in    quirement that share-
be in violation of any     its sole and absolute      holders approve voting
federal or state securi-   discretion, prevent a      rights for "Control
ties or blue sky laws,     limited partner from       Shares" acquired in
(iv) it would result in    transferring his inter-    "control share" acquisi-
the assignor or assignee   est or any rights as a     tions; (v) a provision
holding a fraction of a    limited partner except     that only the Board of
partnership unit, (v) it   in certain limited cir-    Directors may amend the
would, in the opinion of   cumstances. Host REIT      Bylaws; (vi) advance no-
counsel, result in the     may exercise this right    tice provisions for
Partnership being          of approval to deter,      shareholders to submit
treated as an associa-     delay or hamper attempts   new business or nominate
tion taxable as a corpo-   by Persons to acquire a    candidates for director;
ration, (vi) it would,     majority interest in the   (vii) limitations on the
in the opinion of coun-    Operating Partnership.     ability of shareholders
sel, result in the Part-   In addition, Host REIT     to call special meet-
nership failing to ob-     has the power to impose    ings; (viii) a require-
tain or continue in ef-    limits on transfers if,    ment that directors be
fect any license permit-   and to the extent, nec-    removed only for cause
ting the service or sale   essary to cause the Op-    and only by a vote of
of alcoholic beverages     erating Partnership not    shareholders holding at
at one or more hotels or   to be a "publicly traded   least two-thirds of all
(vii) it is an assign-     partnership" that would    the shares entitled to
ment to a tax-exempt en-   be taxed as a corpora-     be cast for the election
tity or non-U.S. person    tion, including the pro-   of directors; (ix) a re-
within the meaning of      hibition contained in      quirement of an affirma-
Section 7701(a)(30) of     the Partnership Agree-     tive vote of two-thirds
the Code. In addition to   ment restricting the       of all votes entitled to
such restrictions, the     ownership, actually or     be cast to approve cer-
General Partners of At-    constructively, of more    tain amendments to the
lanta Marquis, Chicago     than 4.9% by value of      Charter; and (x) certain
Suites, Hanover, Desert    any class of interests     ownership limitations
Springs and MHP may, in    in the Operating Part-     which are designed to
their sole discretion,     nership. See "Descrip-     protect Host REIT's sta-
restrict any transfer of   tion of OP Units."         tus as a REIT under the
limited partnership in-                               Code. In addition, Host
terests. In each of the                               REIT intends to adopt a
Partnerships, an as-                                  Shareholder Rights Plan
signee of a limited                                   whereby shareholders
partner interest may not                              will be entitled to pre-
become a substitute lim-                              ferred share purchase
ited partner, entitling                               rights in certain situa-
him to vote on matters                                tions. See "Certain Pro-
that may be submitted to                              visions of Maryland Law
the Limited Partners for                              and Host REIT's Charter
approval, unless the                                  and Bylaws."
General Partner consents
to such substitution.

  Certain provisions of the governing documents of the Partnerships, the Operating Partnership and Host REIT could be used to deter attempts to obtain control of the Partnerships, the Operating Partnership and Host REIT in transactions not approved by the General Partners, the general partner of the Operating Partnership or the Board of Directors, respectively.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                         LIMITED PARTNER VOTING RIGHTS

Generally, the General     All decisions relating     Host REIT will be man-
Partners have the au-      to the operation and       aged and controlled by a
thority to manage the      management of the Oper-    Board of Directors con-
affairs of the Partner-    ating Partnership will     sisting of three classes
ships and to approve all   be made by Host REIT, in   having staggered terms
Partnership actions, and   its capacity as general    of office. At each an-
the Limited Partners of    partner of the Operating   nual meeting of share-
the Partnerships have      Partnership, and the       holders, the successors
voting rights only as to   limited partners have      to the class of direc-
certain major partner-     voting rights under the    tors whose term expires
ship transactions to the   Partnership Agreement      at such meeting shall be
extent provided in the     only as to the sale of     elected to hold office
partnership agreements     substantially all of the   for a term expiring at
of each Partnership.       assets of the Operating    the annual meeting of
Such voting rights         Partnership, certain       shareholders in the
include: acquisition of    consolidations and merg-   third year following the
interests in other prop-   ers and amendments of      year of their election.
erties, incurrence of      the Partnership Agree-     Maryland law requires
certain debt, merger or    ment. During the first     that certain major
consolidation with an-     year following the Merg-   transactions, including
other entity, sale of      ers, the limited part-     most amendments to Host
all or substantially all   ners also have voting      REIT's Charter, may not
of the assets of a Part-   rights as to the sale of   be consummated without
nership, certain amend-    all or substantially all   the approval of share-
ments to the partnership   of the assets of the Op-   holders. Each Common
agreement, termination     erating Partnership, a     Share will have one vote
of certain agreements to   merger involving the Op-   and Host REIT's Charter
which the Partnership is   erating Partnership,       permits the Board of Di-
party, expansion of one    certain issuances of OP    rectors to classify and
or more hotels in cer-     Units and for certain      issue shares of capital
tain cases, dissolution    limited partners, cer-     stock in one or more se-
of the Partnership or      tain sales of hotels       ries having voting power
removal of the General     that are held by the Op-   which may differ from
Partner.                   erating Partnership.       that of the Common
                                                      Shares. See "Description
                                                      of Capital Stock."

  The general partners have the authority to manage the affairs of the Partnerships and the Operating Partnership and to approve all partnership actions, and the limited partners of the Partnerships and the Operating Partnership have only limited voting rights. The shareholders of Host REIT will have voting rights that permit them to elect the Board of Directors and to approve or disapprove certain major transactions. See "Risk Factors--Risks and Effects of the Mergers--No Control over Major Decisions."

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

Sale Other Than to an Affiliate

The Atlanta Marquis,       Under the Partnership      Pursuant to Host REIT's
Desert Springs and Hano-   Agreement, Host REIT       Charter, subject to the
ver partnership agree-     generally has the exclu-   terms of any class or
ments allow the sale of    sive authority to deter-   series of shares at the
all or substantially all   mine whether, when and     time outstanding, Host
of the assets of the       on what terms the assets   REIT may transfer its
partnership to a buyer     of the Operating Part-     assets within the mean-
without the consent of     nership (including the     ing of the MGCL, but any
the Limited Partners.      Hotels) will be sold.      such merger, consolida-
The Chicago Suites part-   See "Description of OP     tion, share exchange or
nership agreement allows   Units-- Sales of As-       transfer of assets must
the sale of its Hotel or   sets." However, Host       be approved (i) by the
a material portion of      REIT, as general partner   Board of Directors in
its assets with the con-   of the Operating Part-     the manner provided in
sent of a majority of      nership, generally may     the MGCL and (ii) by
the outstanding limited    not sell, exchange,        shareholders to the ex-
partner interests and      transfer or otherwise      tent required under the
the receipt of an ap-      dispose of all or sub-     MGCL. In general, such
praisal from an MAI        stantially all of the      transactions by a Mary-
qualified appraiser. The   Operating Partnership's    land corporation, such
MDAH partnership agree-    assets in a single         as Host REIT, must first
ment allows the sale of    transaction or a series    be approved by a major-
the Fairview Park Hotel,   of related transactions    ity of the entire Board
or more than two other     (including by way of       of Directors and there-
MDAH Hotels, only with     merger, consolidation or   after approved by share-
the consent of a major-    other combination with     holders by the affirma-
ity of the outstanding     any other Persons),        tive vote of two-thirds
limited partner inter-     without the consent of     of all the votes enti-
ests including any lim-    more than 50% of the       tled to be cast on the
ited partner interests     outstanding limited        matter (unless the char-
held by the General        partnership interests,     ter provides for a
Partner. The MHP part-     including any limited      greater or lesser share-
nership agreement allows   partnership interests      holder vote but not less
the General Partner to     held by Host REIT. In      than a majority of the
sell or dispose of any     addition, during the       number of votes entitled
assets of MHP, including   first year following the   to be cast on the mat-
its interest in the Har-   Mergers, the holders of    ter). Host REIT's Char-
bor Beach Partnership,     OP Units of the Operat-    ter provides for share-
to any person. The MHP2    ing Partnership have       holder approval of such
partnership agreement      certain voting rights if   transactions by a two-
allows the sale of any     a vote of shareholders     thirds vote of all the
Hotel or the Partner-      of Host REIT is re-        votes entitled to be
ship's interest in the     quired. In connection      cast. Under the MGCL, a
Santa Clara Partnership    with a sale of all or      "transfer of assets" is
with the consent of a      substantially all of the   defined to mean any
majority of the out-       assets of the Operating    sale, lease, exchange or
standing limited partner   Partnership during this    other transfer of all or
interests, including any   first year following the   substantially all of the
limited partner inter-     Mergers, the approval of   assets of the corpora-
ests held by the General   a majority of all out-     tion but does not
Partner.                   standing OP Units would    include (i) a transfer
                           be required, including     of assets by a corpora-
The PHLP partnership       the OP Units held by       tion in the ordinary
agreement allows the       Host REIT, voting as a     course of business actu-
sale of an asset which     single class with Host     ally conducted by it,
has a cost basis at the    REIT voting its OP Units   (ii) a mortgage, pledge
time of sale in excess     in the same proportion     or creation of any other
of 5% of the aggregate     as its shareholders        security interest in any
cost basis of all assets   vote, would be required.   or all of the assets of
of PHLP only with the      In addition, during the    the corporation, whether
consent of a majority of   first year following the   or not in the ordinary
the outstanding limited    Mergers, any taxable       course of its business,
partner interests, in-     sale or sales of Hotels    (iii) an exchange of
cluding any limited        representing more than     shares of stock through
partner interests held     10% of the aggregate Ap-   voluntary action under
by the General Partner.    praised Value of the Ho-   any agreement with the
                           tels of any Partnership    shareholders or (iv) a
                           would require, in addi-    transfer of assets to
                           tion to any other ap-      one or more persons if
                           proval requirements, the   all the equity interests
                           approval of a majority     of the person or persons
                           of all outstanding OP      are owned, directly or
                           Units held by persons      indirectly, by the cor-
                           who formerly were Lim-     poration.
                           ited Partners of such
                           Partnership, voting as a
                           separate class.

  Under Host REIT's Charter, the Board of Directors is required to obtain approval of the shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter in order to transfer its assets within the meaning of the MGCL. No approval of the shareholders is required for a sale, lease, exchange or other transfer of all or substantially all of the assets of Host REIT in the ordinary course of business actually conducted by it; a mortgage, pledge or creation of any other security interest in any or all of the assets of Host REIT, whether or not in the ordinary course of its business; an exchange of shares of stock through voluntary action under any agreement with shareholders; or a sale, lease, exchange, or other transfer of all or substantially all of the assets of Host REIT to one or more persons if all the equity interests of the person or persons are owned, directly or indirectly, by Host REIT.

  Under each of the partnership agreements, the Partnership Agreement and Host REIT's Charter, the sale of assets may be effected with various levels of limited partner or shareholder consent. Under most of the partnership agreements and the Charter, the sale of assets which do not amount to all or substantially all of the assets of the Partnerships, the Operating Partnership or Host REIT does not require any consent of the limited partners or shareholders, respectively.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
--------------------------------------------------------------------------------

 Sale to the General Partner
or Its Affiliates

The General Partners of    The Operating Partner-     Neither the Charter nor
MDAH and MHP2 may cause    ship shall not, directly   the Bylaws of Host REIT
those Partnerships to      or indirectly, sell,       has any specified addi-
sell any of their assets   transfer or convey any     tional requirements for
to its General Partner     property to any affili-    sales of assets to af-
or an affiliate of the     ate of Host REIT that is   filiates of Host REIT.
General Partner (i) with   not also a subsidiary of
the consent of the Lim-    the Operating Partner-
ited Partners holding a    ship, except as ex-
majority of the out-       pressly permitted in the
standing limited partner   Partnership Agreement or
interests in the Part-     except on terms that are
nership (with, in the      fair and reasonable and
case of MDAH, the Gen-     no less favorable to the
eral Partner being         Operating Partnership
barred from voting any     than would be obtained
limited partner inter-     from an unaffiliated
ests it or its affiliate   third party.
holds or, in the case of
MHP2, the General Part-
ner being required to
vote its or its affili-
ate's limited partner
interests in the same
manner as the majority
of "outside" limited
partner interests actu-
ally voted (so long as a
majority of the outside
limited partners are
present for purposes of
a vote by submitting
ballots or otherwise))
and (ii) by complying
with certain notice and
independent appraisal
requirements as follows:
(a) the General Partner
must provide to its Lim-
ited Partners at least
30 days' notice of the
proposed sale, which no-
tice must set forth the
price and other material
terms and conditions of
the proposed transac-
tion, (b) the Partner-
ship must obtain three
appraisals of the fair
market sales value of
the Hotel(s) to be sold,
which appraisals must be
prepared by independent,
nationally recognized
appraisers who have been
selected by the General
Partner and are experi-
enced in the valuation
of hotel properties (the
cost of all such ap-
praisals must be borne
by the General Partner
or its affiliate), (c)
such appraisers may not
have, directly or indi-
rectly, any material in-
terest in or material
business or professional
relationship with the
General Partner or any
of its affiliates and
the compensation of each
such appraiser must be
determined in accordance
with a written contract
before such appraisal is
prepared, (d) the price
at which the sale is ef-
fected must not be less
than the average of the
three amounts determined
by the three appraisers,
disregarding entirely
any appraisal that dif-
fers by more than 20%
from the amount deter-
mined by the appraiser
whose determination is
between the highest and
lowest of the amounts
determined by the three
appraisers, (e) the pur-
chase price must be pay-
able in cash, (f) no
real estate commission
may be paid by the Part-
nership in connection
with such sale and
(g) the General Partner
must include copies of
such appraisals with the
notice to its Limited
Partners.

      PARTNERSHIPS         OPERATING PARTNERSHIP            HOST REIT
--------------------------------------------------------------------------------

The General Partners of
Atlanta Marquis, Desert
Springs, Hanover and
MHP may cause those
Partnerships to sell
any hotels to the Gen-
eral Partner or any af-
filiate (i) with the
consent of Limited
Partners holding of a
majority of the out-
standing limited part-
ner interests in the
Partnership (with the
General Partners or
their affiliates of
Desert Springs, Hanover
and MHP being required
to vote any limited
partner interests it
holds in the same man-
ner as the majority of
"outside" limited part-
ner interests actually
voted (so long as a ma-
jority of the outside
limited partners are
present for purposes of
a vote by submitting
ballots or otherwise)),
and (ii) by complying
with certain notice and
independent appraisal
requirements as fol-
lows: (a) the General
Partner must provide
notice of the proposed
sale to its Limited
Partners, who thereaf-
ter have 30 days to
elect a nationally rec-
ognized appraiser hav-
ing the approval of the
holders of a majority
of the limited partner
interests, (b) such ap-
praiser has 30 days
from the date of elec-
tion to prepare and
submit to the General
Partner an appraisal of
the fair market value
of the Hotel in ques-
tion, (c) the purchaser
must submit to the Gen-
eral Partner an ap-
praisal of the fair
market value of the Ho-
tel, such appraisal to
be submitted within the
time limit provided by
clause (b) above in the
case of the appraisal
to be submitted by the
appraiser elected by
the Limited Partners
and (d) the General
Partner must thereafter
seek the required con-
sent and include there-
with copies of the two
appraisals. If the Lim-
ited Partners do not
select an appraiser as
provided in (a) above
or such appraiser does
not supply an appraisal
within the time frame
in (b) above, then the
General Partner must
submit three appraisals
with its request for
consent, one such ap-
praisal prepared by an
appraiser selected by
the purchaser and the
other two appraisals
prepared by appraisers
selected by the first
appraiser (all of such
appraisal costs to be
borne by the purchas-
er).

The Chicago Suites and
PHLP partnership agree-
ments contain no spe-
cial provisions con-
cerning a sale of part-
nership assets to the
General Partner or its
affiliates.

  Under most of the partnership agreements and the Partnership Agreement, in addition to the general restrictions on sale of assets, there are provisions which must be met when partnership assets are sold to the general partner or an affiliate of the general partner. Neither the Charter nor the Bylaws of Host REIT contain any provisions restricting the sale of assets to an affiliate of Host REIT.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

Merger

The partnership agree-     Under the Partnership      Pursuant to the Charter,
ment of MDAH allows a      Agreement, Host REIT       subject to the terms of
merger of the Partner-     generally may not cause    any class or series of
ship with the approval     a merger or consolida-     shares at the time out-
of the General Partner     tion of the Operating      standing, Host REIT may
and the consent of a ma-   Partnership without the    merge with or into an-
jority of the outstand-    consent of a majority of   other entity, but any
ing limited partner in-    the outstanding partner-   such merger must be ap-
terests, but the General   ship interests (includ-    proved (i) by the Board
Partner may not vote any   ing the partnership in-    of Directors in the man-
of its limited partner     terests held by Host       ner provided in the MGCL
interests. The partner-    REIT) and the general      and (ii) by shareholders
ship agreement of MHP2     partner. In addition,      to the extent required
allows a merger of the     during the one-year pe-    under the MGCL. Under
Partnership with the ap-   riod following the Merg-   the MGCL, mergers of a
proval of the General      ers, the holders of OP     Maryland corporation,
Partner and the consent    Units of the Operating     such as Host REIT, with
of a majority of the       Partnership have certain   or into another entity
outstanding limited        voting rights if a vote    must first be approved
partner interests, in-     of shareholders of Host    by a majority of the en-
cluding the limited        REIT is required in con-   tire Board of Directors
partner interests held     nection with a merger.     and thereafter approved
by the General Partner,    In such case, approval     by shareholders by the
unless the General Part-   of a majority of all       affirmative vote of two-
ner has an interest in     outstanding OP Units,      thirds of all the votes
the transaction, in        including the OP Units     entitled to be cast on
which case it must vote    held by Host REIT, vot-    the matter (unless the
all of its or its affil-   ing as a single class      Charter provides for a
iates limited partner      with Host REIT voting      lesser shareholder vote
interests in the same      its OP Units in the same   but not less than a ma-
manner as the majority     proportion as its share-   jority of the number of
of "outside" limited       holders vote, would be     votes entitled to be
partner interests actu-    required.                  cast on the matter).
ally voted (so long as a                              Host REIT's Charter gen-
majority of the outside                               erally provides for
limited partners are                                  shareholder approval of
present for purposes of                               such transactions by a
a vote by submitting                                  two-thirds vote of all
ballots or otherwise).                                the votes entitled to be
Each of the Atlanta Mar-                              cast, except that any
quis, Chicago Suites,                                 merger of Host REIT with
Desert Springs, Hanover,                              or into a trust orga-
MHP and PHLP partnership                              nized for the purpose of
agreements contain no                                 changing Host REIT's
merger provision. Under                               form of organization
the Delaware Act and the                              from a corporation to a
Rhode Island Act, a                                   trust will require the
merger may be effected                                approval of shareholders
upon approval by its                                  of Host REIT by the af-
General Partner and the                               firmative vote only of a
holders of a majority of                              majority of all the
the limited partner in-                               votes entitled to be
terests of each class of                              cast on the matter. Un-
limited partner. In At-                               der the MGCL, certain
lanta Marquis, the Gen-                               mergers may be accom-
eral Partner may vote                                 plished without a vote
the limited partner in-                               of shareholders. For ex-
terests it holds. In                                  ample, no shareholder
Chicago Suites the Gen-                               vote is required for a
eral Partner holds no                                 merger of a subsidiary
limited partner inter-                                of a Maryland corpora-
ests and a merger may be                              tion into its parent,
effectuated by the af-                                provided the parent owns
firmative vote of a ma-                               at least 90% of the sub-
jority of the outstand-                               sidiary. In addition, a
ing limited partner in-                               merger need not be ap-
terests. In Desert                                    proved by shareholders
Springs, Hanover and                                  if the merger does not
MHP, the General Partner                              reclassify or change the
may vote its limited                                  outstanding shares or
partner interests.                                    otherwise amend the
                                                      Charter, and the number
                                                      of shares to be issued

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                                                      or delivered in the
                                                      merger is not more than
                                                      20% of the number of its
                                                      shares of the same class
                                                      or series outstanding
                                                      immediately before the
                                                      merger becomes effec-
                                                      tive. Subject to the
                                                      terms of any class or
                                                      series of shares at the
                                                      time outstanding, under
                                                      the Charter Host REIT
                                                      also may to the extent
                                                      permitted by law, con-
                                                      solidate Host REIT with
                                                      one or more other enti-
                                                      ties into a new entity
                                                      or effect a share ex-
                                                      change, but any such ac-
                                                      tion must be approved by
                                                      the Board of Directors
                                                      and, after notice to all
                                                      shareholders entitled to
                                                      vote on the matter, by
                                                      the affirmative vote of
                                                      two-thirds of all the
                                                      votes entitled to be
                                                      cast on the matter. Un-
                                                      der the MGCL, a share
                                                      exchange by a Maryland
                                                      successor corporation
                                                      needs to be approved
                                                      only by its board of di-
                                                      rectors.

  Under applicable law, the partnership agreements of the Partnerships, the Partnership Agreement, and the Charter of Host REIT, the merger of the respective partnerships and Host REIT is permitted subject to the approval of the general partner (or board of directors) and a certain level of limited partner (or shareholder) consent, respectively.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

Dissolution



Upon breach of certain     The Operating Partner-     Under the Charter, sub-
provisions of its part-    ship will continue until   ject to the provisions
nership agreement,         December 31, 2098, un-     of any class or series
breach of fiduciary du-    less sooner dissolved      of shares at the time
ty, fraud or unremedied    and terminated. The Op-    outstanding, the Board
acts of bad faith or       erating Partnership will   of Directors must obtain
gross negligence, each     be dissolved prior to      approval of holders of
of Chicago Suites, Des-    the expiration of its      at least two-thirds of
ert Springs, Hanover,      term, and its affairs      all of the votes enti-
MDAH, MHP, MHP2 and PHLP   wound up, (i) until De-    tled to be cast on the
may be dissolved with      cember 31, 2058 with the   matter in order to dis-
the consent of a major-    consent of the limited     solve Host REIT.
ity of the outstanding     partners who hold 90% of
limited partner inter-     the OP Units (including
ests and without the       OP Units held by Host
consent of the General     REIT) or (ii) upon a de-
Partner. In the case of    cision to dissolve the
Desert Springs, Hanover    Operating Partnership
and MHP, the General       made by Host REIT on or
Partner must vote any      after December 31, 2058
limited partner inter-     in its sole and absolute
ests it or its affili-     discretion or (iii) upon
ates hold in the same      a decision, with the
manner as the majority     consent of a majority of
of "outside" limited       the partners holding at
partner interests actu-    least a majority of the
ally voted (so long as a   outstanding partnership
majority of the outside    interests, to sell all
limited partners are       or substantially all of
present for purposes of    the Operating Partner-
a vote by submitting       ship's assets and prop-
ballots or otherwise).     erties. Upon dissolu-
The Atlanta Marquis        tion, Host REIT, as gen-
partnership agreement      eral partner, or any
contains no provision      liquidator will proceed
concerning the ability     to liquidate the assets
of the limited partners    of the Operating Part-
to dissolve the Partner-   nership and apply the
ship. In the absence of    proceeds therefrom in
such a provision, the      the order of priority
Delaware Act provides      set forth in the Part-
that a limited partner-    nership Agreement.
ship may be dissolved by
the affirmative vote of
the general partner and
66 2/3% of the limited
partnership interests.
The Rhode Island Act
provides that a limited
partnership may be dis-
solved by the written
consent of all partners
to such dissolution.

  Under each of the partnership agreements, the Partnership Agreement and Host REIT's Charter, the respective entities may be dissolved with the consent of a certain percentage of the outstanding interests.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

Amendments

The Chicago Suites and     Amendments to the Part-    Under the MGCL, in order
PHLP partnership agree-    nership Agreement may be   to amend the charter,
ments allow the General    proposed by Host REIT,     the board of directors
Partner to amend the       as general partner of      first must adopt a reso-
partnership agreement      the Operating Partner-     lution setting forth the
with the consent of a      ship, or any limited       proposed amendment and
majority of the out-       partner holding 25% or     declaring its advisabil-
standing limited partner   more of the limited        ity and direct that the
interests. The Desert      partnership interests.     proposed amendment be
Springs, Hanover, MHP      Subject to certain ex-     submitted to sharehold-
and MHP2 partnership       ceptions, such proposed    ers for their considera-
agreements allow the       amendment must be ap-      tion either at an annual
General Partner to amend   proved by the vote of      or special meeting of
the partnership agree-     Host REIT, as general      shareholders. Thereaf-
ment with the consent of   partner, and limited       ter, the proposed amend-
a majority of outstand-    partners holding Per-      ment must be approved by
ing limited partner in-    centage Interests that     shareholders by the af-
terests, including any     are more than 50% of the   firmative vote of two-
such interests held by     aggregate Percentage In-   thirds of all votes en-
the General Partner, un-   terests of the outstand-   titled to be cast on the
less the General Partner   ing limited partnership    matter, unless a greater
has an interest in the     interests entitled to      or lesser proportion of
vote, in which case, the   vote thereon including     votes (but not less than
General Partner must       any such limited part-     a majority of all votes
vote any limited partner   nership interests held     entitled to be cast) is
interests it holds in      by Host REIT (which ini-   specified in the char-
the same manner as the     tially will hold approx-   ter. The provisions con-
majority of "outside"      imately 76% of the OP      tained in Host REIT's
limited partner inter-     Units, following the       Charter relating to re-
ests actually voted (so    REIT Conversion, assum-    strictions on transfera-
long as a majority of      ing the full Participa-    bility of the Common
the outside limited        tion Scenario). In addi-   Shares, the classified
partners are present for   tion, with certain ex-     Board and fixing the
purposes of a vote by      ceptions, Host REIT, as    size of the Board within
submitting ballots or      general partner, has       the range set forth in
otherwise). The MDAH       broad discretion to        the Charter, as well as
partnership agreement      amend the Partnership      the provisions relating
allows the General Part-   Agreement without the      to removal of directors,
ner to amend the part-     consent of the limited     the filling of Board va-
nership agreement with     partners.                  cancies and the provi-
the consent of a major-                               sions relating to the
ity of outstanding lim-                               exclusive authority of
ited partner interests,                               the Board to amend the
but the General Partner                               Bylaws may be amended
is prohibited from vot-                               only by a resolution
ing its limited partner                               adopted by the Board of
interests. In the case                                Directors and approved
of Desert Springs, Hano-                              at an annual or special
ver, MDAH, MHP and MHP2,                              meeting of the share-
amendments may be made                                holders by the affirma-
with the consent of a                                 tive vote of the holders
majority in interest of                               of not less than two-
the Limited Partners,                                 thirds of the votes en-
except certain amend-                                 titled to be cast on the
ments to the partnership                              matter. Other amendments
agreements generally re-                              to the Charter generally
quire the unanimous con-                              may be effected by req-
sent of the Limited                                   uisite action of the
Partners, including:                                  Board of Directors and
(i) converting the in-                                approval by shareholders
terest of a Limited                                   by the affirmative vote
Partner into a general                                of not less than a ma-
partner's interest; (ii)                              jority of the votes en-
any act adversely af-                                 titled to be cast on the
fecting the liability of                              matter.
a Limited Partner; (iii)
altering the interest of                              As permitted under the
a Partner in net prof-                                MGCL, the Charter and
its, net losses, gain,                                Bylaws of Host REIT pro-
loss or distributions of                              vide that directors have
cash available for dis-                               the exclusive right to
tribution, sale proceeds                              amend the Bylaws.
or refinancing proceeds;
(iv) reducing the per-
centage of Partners
which is required to
consent to any action in
the partnership agree-
ment; (v) limiting in
any manner the liability
of the General Partner
(vi) permitting the Gen-
eral Partner to take
certain actions which
are prohibited by the
Partnership Agreement,
(vii) causing the Part-
nership to be taxed, for
federal income tax

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

Amendments (cont'd)

purposes, as an associa-
tion taxable as a corpo-
ration or (viii) effect-
ing any amendment or
modification to clauses
(i) through (vii) above.

In the case of Atlanta
Marquis, amendments to
the partnership agree-
ment may be made by the
General Partner with the
consent of a majority of
interest of the Class A
Limited Partners, except
certain amendments gen-
erally require the unan-
imous consent of all the
Partners, including: (i)
converting the interest
of a Limited Partner
into a general partner's
interest; (ii) modifying
the limited liability of
a Limited Partner; (iii)
permitting the General
Partner to take certain
actions which are pro-
hibited by the Partner-
ship Agreement (i.e.,
take an action which re-
quires the consent of
the Limited Partners
without such consent);
(iv) causing the Part-
nership to be taxed for
federal income tax pur-
poses as an association
taxable as a corpora-
tion; or (v) affecting
any amendment or modifi-
cation to the require-
ments set forth in
clauses (i) through
(iv) above.

In the case of Chicago
Suites and PHLP, amend-
ments to the Partnership
Agreements may be made
by the General Partner
with the consent of the
majority of interest of
the Limited Partners,
except the unanimous
consent of all Partners
adversely affected is
required for certain
amendments, including
(i) converting the in-
terest of a Limited
Partner into a general
partner's interest; (ii)
modifying the limited
liability of a Limited
Partner; (iii) altering
the interest of a Part-
ner in net profits, net
losses, gain, loss or
distributions of cash
available for distribu-
tion, sale proceeds or
refinancing proceeds; or
(iv) reducing the per-
centage of Partners
which is required to
consent to any action in
the partnership agree-
ment.

  Under both the partnership agreements and the Partnership Agreement, amendments to the respective partnership agreement may be made with the consent of the limited partners. Under the provisions of the Partnership Agreement, Host REIT, as general partner of the Operating Partnership, has broad discretion to make amendments without the consent of the limited partners. Amendment of Host REIT's Charter generally will require the approval of both the Board of Directors and the shareholders by either a majority or two-thirds of all votes entitled to be cast depending upon the type of charter amendment.

      PARTNERSHIPS           OPERATING PARTNERSHIP            HOST REIT
-------------------------------------------------------------------------------

                     COMPENSATION, FEES AND DISTRIBUTIONS

Under the partnership      The Operating              The Directors of Host
agreements of the          Partnership will pay (or   REIT will receive
Partnerships, the          reimburse Host REIT for)   compensation for their
General Partners do not    all expenses that Host     services as described
receive any fees or        REIT incurs (subject to    herein under
other compensation from    several very limited       "Management."
their Partnerships in      exceptions), including
exchange for their         expenses incurred
services as general        relating to the REIT
partner. The General       Conversion, the ongoing
Partner of each            operation of Host REIT
Partnership is entitled,   and any other offering
however, to                of additional OP Units
reimbursement for the      or Common Shares,
cost of providing any      including all expenses,
administrative or other    damages and other
services rendered to its   payments resulting from
Partnership. The General   or arising in connection
Partners are also          with litigation related
entitled to                to any of the foregoing,
distributions with         and expenses for
respect to their           federal, state and local
respective percentage      income taxes incurred by
interests in the           Host REIT.
Partnerships, as well as
certain additional back-
end participations in
cash flow and excess
sale and refinancing
proceeds after the
Limited Partners have
received certain
investment returns. See
"Background and Reasons
for the Mergers and the
REIT Conversion--
Reimbursements and
Distributions to the
General Partners and
Marriott International."

  Neither the General Partners nor Host REIT, as general partner of the Operating Partnership, receive compensation in exchange for their services as general partner. The Directors of Host REIT, however, do receive compensation for their services as Directors.

                             ERISA CONSIDERATIONS

STATUS OF HOST REIT AND THE OPERATING PARTNERSHIP UNDER ERISA

  This section discusses the extent to which the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code would apply to Host REIT or the Operating Partnership because one or more investors in Host REIT or the Operating Partnership is an ERISA Plan or Other Plan.

  If the underlying assets of Host REIT are deemed to be assets of an investing ERISA Plan and Other Plan ("Plan Assets"), (i) the prudence standards and other provisions of Part 4 of Title I of ERISA and the prohibited transaction provisions of ERISA and the Code would be applicable to any transactions involving Host REIT's assets, and (ii) persons who exercise any authority or control over Host REIT's assets, or who provide investment advice to Host REIT for a fee or other compensation, would be (for purposes of ERISA and the Code) fiduciaries of ERISA Plans and Other Plans that acquire Common Shares of Host REIT. Similarly, if the underlying assets of the Operating Partnership are deemed to be Plan Assets, (i) the prudence standards and other provisions of Part 4 of Title I of ERISA and the prohibited transaction provisions of ERISA and the Code would be applicable to any transactions involving the Operating Partnership's assets, and (ii) persons who exercise any authority or control over the Operating Partnership's assets, or who provide investment advice to the Operating Partnership for a fee or other compensation, would be (for purposes of ERISA and the Code) fiduciaries of ERISA Plans and Other Plans that acquire Common Shares of Host REIT.

  The United States Department of Labor ("DOL"), which has certain administrative responsibility over ERISA Plans and certain Other Plans, has issued a regulation defining plan assets for certain purposes ("DOL Regulation"). The DOL Regulation generally provides that when an ERISA Plan or Other Plan acquires a security that is an equity interest in an entity and that security is neither a "publicly offered security" nor a security issued by an investment company registered under the 1940 Act, the assets of the ERISA Plan or Other Plan include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an "operating company" (as defined in the DOL Regulation) or that equity participation in the entity by "benefit plan investors" is not "significant."

  The DOL Regulation defines a "publicly offered security" as a security that is "widely-held," "freely transferable" and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days, or such later time as may be allowed by the Commission (the "Registration Period"), after the end of the fiscal year of the issuer during which the offering occurred). Host REIT anticipates that the Common Shares will be considered "publicly offered securities," and therefore the underlying assets of Host REIT would not be deemed to be Plan Assets of any ERISA Plan or Other Plan that invests in the Common Shares.

  The DOL Regulation defines "benefit plan investors" to consist of any employee benefit plan as defined in section 3(3) of ERISA, any Other Plan, or any entity whose underlying assets include Plan Assets by reason of an employee benefit plan's investment in the entity. Equity participation in an entity by "benefit plan investors" is deemed "significant" if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interest is held by "benefit plan investors." Furthermore, for purposes of determining the percentage interest in a class of equity held by "benefit plan investors," the value of interests held by persons who either have discretionary authority or control over the entity's assets, or who provide investment advice for a fee, or are affiliates of such persons, is disregarded.

  Based upon the value of the interests in the Partnerships owned by "benefit plan investors" relative to the value of the interests in the Partnerships owned by other Partnership investors, the expected Exchange Value for each of the Partnerships, and the percentage of the Operating Partnership that the Blackstone Entities will own immediately following the REIT Conversion, the Operating Partnership believes that immediately following the REIT Conversion "benefit plan investors" will not own a "significant" percentage of OP Units, and, thus, the underlying assets of the Operating Partnership will not constitute Plan Assets of any ERISA Plan or Other Plan that owns OP Units. Furthermore, the Partnership Agreement will restrict ownership of OP Units by benefit plan investors to less than 25%.

                        FEDERAL INCOME TAX CONSEQUENCES

INTRODUCTION

  The following discussion summarizes the federal income tax consequences reasonably anticipated to be material to a Limited Partner in connection with
(i) the acquisition of the Partnerships by the Operating Partnership through the mergers of the Merger Partnerships into the Partnerships and the resulting distribution of OP Units to the Limited Partners; (ii) the ownership and subsequent disposition by the Limited Partners of such OP Units; (iii) the acquisition and ownership of Notes received by Limited Partners who elect to tender the OP Units received in the Mergers to the Operating Partnership in exchange for Notes; (iv) the acquisition and ownership of Common Shares received by Limited Partners who elect to exchange their OP Units received in the Mergers for Common Shares in connection with the Mergers; and (v) the ownership and disposition of Common Shares that could be issued to Limited Partners upon the exercise of their Unit Redemption Right. The following discussion is intended to address only those federal income tax consequences that are generally relevant to all Limited Partners in the Partnerships. Accordingly, it does not discuss all aspects of federal income taxation that might be relevant to a specific Limited Partner in light of his particular investment or tax circumstances. Therefore, it is imperative that a Limited Partner review the following discussion and consult with his own tax advisors to determine the interaction of his individual tax situation with the anticipated tax consequences of the Mergers and the REIT Conversion and the subsequent ownership and disposition of OP Units, Notes and/or Common Shares, as applicable.

  The following discussion provides general information only, is not exhaustive of all possible tax considerations and is not intended to be (and should not be construed as) tax advice. For example, this summary does not give a detailed description of any state, local or foreign tax considerations. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to Limited Partners subject to special treatment under the federal income tax laws, including, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations (except to the extent discussed under the heading "Taxation of Tax-Exempt Shareholders of Host REIT") or foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading "Taxation of Non-U.S. Shareholders of Host REIT").

  The information in this section is based on the Code, current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. No assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the one exception described in the next sentence below, neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Mergers or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion. The Operating Partnership has requested from the IRS a ruling to the effect that certain indebtedness that might be incurred by the Operating Partnership that is not secured by any particular property of the Operating Partnership, the proceeds of which may be used to repay indebtedness of the Operating Partnership or one or more Hotel Partnerships after the REIT Conversion, would qualify as "nonrecourse liabilities" for purposes of Code
Section 752 and as "qualified nonrecourse financing" for purposes of Code
Section 465. This ruling request is discussed below, in "Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities."

  Host REIT, the Operating Partnership and the General Partners have obtained an opinion of counsel to the effect that the discussion set forth in this section, to the extent it contains descriptions of applicable federal income tax law, is correct in all material respects. Such opinion, however, does not purport to address the tax consequences of the Mergers and the REIT Conversion to any particular Limited Partner in a Partnership in light of his particular circumstances, nor does it purport to predict whether, and the extent to which, future events and transactions, only some of which may be within the control of Host REIT and/or the Operating Partnership, will have a material adverse impact on the income tax positions of Limited Partners, either in particular Partnerships or as a whole.

  The following description does not address the income tax consequences of the Mergers for Host or the General Partners.

  The following discussion is not intended to be, and should not be construed by a Limited Partner as, tax advice. THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGERS (INCLUDING THE DECISION WHETHER TO EXERCISE THE NOTE ELECTION OR THE COMMON SHARE ELECTION) AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF OP UNITS, COMMON SHARES AND/OR NOTES. THEREFORE, IT IS ESSENTIAL THAT EACH LIMITED PARTNER CONSULT WITH HIS OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH LIMITED PARTNER'S PERSONAL TAX SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION. THE FOLLOWING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING.

SUMMARY OF TAX OPINIONS

  Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to Host REIT, Host and the Operating Partnership, has provided to Host REIT and the Operating Partnership an opinion letter (attached as Appendix C hereto) as to certain federal income tax consequences to the Operating Partnership and the Limited Partners resulting from the REIT Conversion and the Mergers. The opinion letter is based upon certain assumptions and certain factual representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities and properties) of the Partnerships and the Hotels contributed to the Operating Partnership by Host and the Blackstone Entities prior to the REIT Conversion and the Mergers and of Host REIT, the Operating Partnership and the Partnerships following the REIT Conversion and the Mergers.

  The specific opinions that Hogan & Hartson has provided (as they relate to the Limited Partners and the impact on them of the Mergers and the REIT Conversion) are:

    1. The proposed method of operation of the Operating Partnership is such that it, each of the Partnerships and each of the Subsidiary Partnerships will be treated as a partnership for federal income tax purposes and will not be subject to tax as a corporation or an association taxable as a corporation.

    2. Except for any gain attributable to the sale of personal property to a Non-Controlled Subsidiary in connection with the REIT Conversion, the Mergers will not result in the recognition of taxable gain or loss at the time of the Mergers to a Limited Partner (i) who does not receive a Note upon the exercise of his right to make the Note Election or Common Shares upon the exercise of his right to make the Common Share Election; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Mergers; (iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of the prepayment of certain indebtedness) in connection with the Mergers in excess of such Limited Partner's aggregate adjusted basis in his Partnership Interest at the time of the Mergers; (iv) who is not required to recognize gain by reason of the exercise by another Limited Partner in the same Partnership of his right to make the Note Election or the Common Share Election; and
  (v) whose "at risk" amount does not fall below zero as a result of the Mergers.

    3. The Unit Redemption Right will not be considered "other consideration" such that its receipt in the Mergers would result in a Limited Partner being treated under the "disguised sale" rules (as set forth in

  Section 707 of the Code and the Treasury Regulations thereunder) as having sold all or a portion of his Partnership Interest to the Operating Partnership in the Mergers.

    4. A Limited Partner's exercise of his Unit Redemption Right more than two years after the date of consummation of the Mergers will not cause the Mergers to constitute a taxable transaction for the Limited Partner (or for the other Limited Partners in the same Partnership).

    5. It is more likely than not that a Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Mergers but less than two years after such date will not cause the Mergers to constitute a taxable transaction for the Limited Partner (or for the other Limited Partners in the same Partnership).

    6. It is more likely than not that a Limited Partner who does not exercise his right to make the Note Election or the Common Share Election in connection with the Mergers but retains his OP Units will not be required to recognize gain by reason of the exercise of either such right by another Limited Partner in the same Partnership.

    7. A Limited Partner's relief from Partnership liabilities allocable to such Limited Partner in connection with the Mergers and the REIT Conversion and/or any subsequent repayment of certain indebtedness encumbering the Hotels will not cause such Limited Partner to recognize taxable gain at the time of the Mergers unless (and only to the extent that) the amount thereof exceeds such Limited Partner's adjusted basis in his Partnership Interest at the time of the Mergers.

    8. Based upon factual representations made by Host, Host REIT, and the Operating Partnership relating to the facts and circumstances surrounding each such liability, all direct or indirect liabilities of the Partnerships fall into one of the four categories of "qualified liabilities" described in Treasury Regulations Section 1.707-5(a)(6).

    9. The sale by each of Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP in connection with the REIT Conversion of a portion of the personal property associated with the Hotels owned by such Partnerships to a Non-Controlled Subsidiary will be a taxable transaction. Each such sale by a Partnership will result in the recognition by the Partnership of taxable income equal to the amount by which the fair market value of the personal property at the time of the sale exceeds the Partnership's adjusted tax basis in the personal property at that time. This taxable gain will be recharacterized as recapture income pursuant to Section 1245 of the Code, and each Limited Partner will be allocated by his Partnership a portion of the recapture income, determined in the same proportions and to the same extent that such Limited Partner was allocated any deductions directly or indirectly giving rise to the treatment of such gain as recapture income prior to the Mergers. Such recapture income allocated to a Limited Partner will be subject to tax at ordinary federal income tax rates. The sale of personal property by Hanover to a Non-Controlled Subsidiary in connection with the REIT Conversion, however, will not result in the allocation of any taxable income to the Hanover Limited Partners (even if such income is recognized by Hanover).

    10. The discussion herein under the heading "Federal Income Tax Consequences," and under such heading in each of the Partnership Supplements to the Consent Solicitation, to the extent each such discussion contains descriptions of applicable federal income tax law, is correct in all material respects.

  The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections).

  In addition, prior to the Effective Date, Hogan & Hartson expects to provide to Host REIT and the Operating Partnership an opinion letter (substantially in the form of Appendix D hereto) to the effect that (i) Host REIT, beginning with its first full taxable year commencing after the REIT Conversion is completed, will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code; (ii) the Leases will be respected as leases for federal income tax purposes; and (iii) even if the Operating Partnership were a "publicly traded partnership" under the Code, it would qualify as a partnership for federal income tax purposes because, based upon factual representations made by Host, Host REIT and the Operating Partnership as to the proposed method of operation of the Operating Partnership after the Mergers and the REIT Conversion, at least ninety percent of its income will consist of "qualifying income," as defined in the Code. The receipt of this opinion letter is a condition to the REIT Conversion and each of the Mergers. This opinion letter will be conditioned upon the completion of the REIT Conversion and upon certain assumptions and certain factual representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally will involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities, properties and accumulated undistributed earnings and profits) of Host REIT, the Operating Partnership, the Hotel Partnerships, the Subsidiary Partnerships (as defined below), the Non-Controlled Subsidiaries, the Host Employee Trust, Crestline and the Lessees following the REIT Conversion.

  The opinions already rendered by Hogan & Hartson are based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions and the opinions to be rendered by Hogan & Hartson prior to the Effective Date will be based on the same authorities as of the date such opinions are rendered. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the exception of the ruling request described below in "Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities," neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Mergers or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion.

TAX STATUS OF THE OPERATING PARTNERSHIP

  An entity classified as a partnership for federal income tax purposes generally is not itself a taxable entity and incurs no federal income tax liability. Therefore, partners are required to take into account in computing their federal income tax liability their allocable shares of income, gains, losses, deductions and credits of the partnership, regardless of whether cash distributions are made by the partnership to the partners. A distribution of money by a partnership to a partner generally is not taxable unless the amount of the distribution is in excess of the partner's adjusted basis in his partnership interest.

  Pursuant to Treasury Regulations under Section 7701 of the Code, a partnership will be treated as a partnership for federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation because it is a "publicly traded partnership." Neither the Operating Partnership, any of the Hotel Partnerships, nor any of the partnerships or limited liability companies in which either the Operating Partnership or the Hotel Partnerships will have an interest following the REIT Conversion (the "Subsidiary Partnerships") will elect to be treated as a corporation, and therefore, subject to the disclosure below, each will be treated as a partnership for federal income tax purposes (or if it has only one partner or member, disregarded entirely for federal income tax purposes).

  Pursuant to Section 7704 of the Code, however, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for federal income tax purposes if it is a "publicly traded partnership," unless at least ninety percent (90%) of its income consists of "qualifying income" within the meaning of that section. A "publicly traded partnership" is any partnership (i) the interests in which are traded

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on an established securities market or (ii) the interests in which are readily tradable on a "secondary market (or the substantial equivalent thereof)." OP Units will not be traded on an established securities market. There is a significant risk, however, that after the Unit Redemption Right becomes exercisable, the OP Units would be considered readily tradable on the substantial equivalent of a secondary market.

  Host REIT expects to receive from Hogan & Hartson prior to the Effective Date an opinion to the effect that, based upon representations by Host REIT and the Operating Partnership as to the expected ownership and operations of the Operating Partnership, even if the Operating Partnership were considered to be a publicly traded partnership because OP Units were considered to be readily tradable on the substantial equivalent of a secondary market, the proposed method of operation of the Operating Partnership is such that it will qualify as a partnership for federal income tax purposes because it will have sufficient "qualifying income." In this regard, the income requirements generally applicable to REITs and the definition of "qualifying income" under
Section 7704 of the Code are similar in most key respects. There is one significant difference, however, that is relevant to the Operating Partnership. For a REIT, rent from a tenant does not qualify as "rents from real property" if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant; under Section 7704 of the Code, however, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant. A substantial majority of the Operating Partnership's income will come from rent payments by the Lessees, which will be indirectly controlled subsidiaries of Crestline. Accordingly, because The Blackstone Group, Host REIT and any owner of 10% or more of Host REIT will own (or be deemed to own) 5% or more of the Operating Partnership, if The Blackstone Group, Host REIT and/or any owner of 10% or more of Host REIT were to own (or be deemed to own) 10% or more of Crestline, none of the rent from the Lessees would be qualifying income for purposes of determining whether the Operating Partnership should be taxed as a corporation. In order to avoid this result, the Crestline Articles of Incorporation expressly provide that no person (or persons acting as a group), including The Blackstone Group, Host REIT and any owner of 10% or more of Host REIT, may own, actually and/or constructively, more than 9.8% by value of the interests in Crestline, and the Crestline Articles of Incorporation contain self-executing mechanisms intended to enforce this prohibition. In addition, the Partnership Agreement prohibits any person (or persons acting as a group) or entity (other than The Blackstone Group and Host REIT) from owning, actually and/or constructively, more than 4.9% of the value of the Operating Partnership, and Host REIT's Charter prohibits any person (or persons acting as a group) or entity (including The Blackstone Group and the Marriott family and their affiliated entities as a group) from owning, actually and/or constructively, more than 9.8% of the lesser of the number or value of the total outstanding shares of Host REIT. Assuming that all of these prohibitions are enforced at all times in accordance with their terms (as to which there can be no assurance), then so long as the Operating Partnership's income is such that Host REIT could meet the gross income tests applicable to REITs (see "Federal Income Taxation of Host REIT Following the Mergers--Income Tests Applicable to REITs" and "-- Ownership of Partnership Interests by a REIT"), the Operating Partnership's "qualifying income" should be sufficient for it to avoid being classified as a corporation even if it were considered a publicly traded partnership.

  If the Operating Partnership were considered a publicly traded partnership (because the OP Units were considered readily tradable on the substantial equivalent of a secondary market) but not treated as a corporation for federal income tax purposes because it meets the "qualifying income" exception, a Limited Partner still could be subject to certain special rules applicable to publicly traded partnerships. In particular, if the Operating Partnership were a publicly traded partnership, a Limited Partner would be unable to apply unused passive activity losses arising in connection with his investment in the Partnership or other investments to offset his allocable share of Operating Partnership gain and income. Conversely, any Operating Partnership losses allocable to a Limited Partner could be used only as an offset against such Limited Partner's allocable share of Operating Partnership income and gains and not against income and gains from other passive activities. The Operating Partnership and the General Partners have estimated that each Limited Partner in Atlanta Marquis, Chicago Suites, Desert Springs, MDAH and MHP who purchased his Partnership Interest at the time of the original offering of such Partnership Interests, has held such Partnership Interest continuously since that time, and whose

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Partnership Interest has been his only investment in a passive activity would have a passive activity loss carryforward as of December 31, 1998.

  The entire discussion of the federal income tax consequences of the Mergers and the subsequent ownership of OP Units is based on the Operating Partnership being classified as a partnership for federal income tax purposes. If the Operating Partnership instead were taxable as a corporation, most, if not all, of the tax consequences described below would be inapplicable. In particular, the Operating Partnership itself would be subject to federal and state income tax, thereby reducing the cash available for distribution to holders of OP Units. Under such circumstances, the Mergers should be treated for federal income tax purposes as contributions of the Partnership Interests to a corporation under Section 351 of the Code, and, accordingly, a Limited Partner would recognize gain or loss on the transaction to the extent that the Partnership liabilities allocable to the Limited Partner at the time of the Mergers (see "Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" below) exceeded the Limited Partner's adjusted basis in his Partnership Interest (i.e., the Limited Partner had a "negative capital account"). Finally, under such circumstances, Host REIT would not qualify as a REIT because the value of Host REIT's ownership interest in the Operating Partnership would exceed 5% of Host REIT's assets and Host REIT would be considered to hold more than 10% of the voting securities of another corporation (see "Federal Income Taxation of Host REIT Following the Mergers-- Asset Tests Applicable to REITs"), which would adversely affect the value of the Common Shares (and, indirectly, the value of the OP Units) (see "Federal Income Taxation of Host REIT Following the Mergers--Failure of Host REIT to Qualify as a REIT"). However, as described above, Hogan & Hartson, counsel to the Operating Partnership, is of the opinion that the proposed method of operation of the Operating Partnership (as represented by the Operating Partnership and Host) is such that it will be treated as a partnership for federal income tax purposes and will not be subject to tax as a corporation or an association taxable as a corporation. As noted previously, an opinion of counsel does not bind the courts and no assurance can be provided that such opinion will not be challenged by the IRS or will be sustained by a court if so challenged.

TAX CONSEQUENCES OF THE MERGERS

  Overview. As described in greater detail above (see "The Mergers and the REIT Conversion"), the Operating Partnership will acquire the Partnerships through the mergers of the Merger Partnerships into the Partnerships, resulting in the receipt of OP Units by the partners of the Partnerships. The Operating Partnership intends that the Mergers will be treated for federal income tax purposes as the transfer by the partners of their interests in the Partnerships to the Operating Partnership in exchange for OP Units (which OP Units may be tendered for Notes or exchanged for Common Shares, at the election of the Limited Partner, in connection with the Mergers) and the discussion herein assumes that the Mergers will be so treated. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either (i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units (which OP Units may be tendered for Notes or exchanged for Common Shares, at the election of each Limited Partner, in connection with the Mergers) or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units and/or Notes (and, possibly, Common Shares) and the subsequent distribution of such OP Units and/or Notes (and, possibly, Common Shares) to its partners. For a discussion of the tax consequences that would occur if the Mergers are recharacterized in either of these two alternative manners, see "--Alternative Recharacterizations of the Mergers."

  Section 721 of the Code provides that no gain or loss is recognized in the case of a contribution of property to the partnership in exchange for an interest in the partnership. The nonrecognition rule of Section 721 ordinarily applies even when the property transferred is subject to liabilities (so long as the assumption of such liabilities does not result in a deemed distribution of cash in excess of a transferor's basis in the property transferred to a partnership). Accordingly, Section 721 generally would apply to prevent the recognition of gain by a Limited Partner in the Mergers. However, there are several potential exceptions to the availability of nonrecognition treatment under Section 721, including the following:

    1. Any decrease in a contributing partner's liabilities (including its share of liabilities with respect to a partnership interest contributed to another partnership), if not offset by a corresponding increase in the

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

  partner's share of other partnership liabilities, could cause the partner to recognize taxable gain as a result of the partner being deemed to have received a cash distribution from the partnership. This recognition of gain could occur even if the decrease arose in connection with a contribution that would otherwise qualify for tax-free treatment under Section 721 of the Code. A decrease in a partner's liabilities (and a resulting deemed cash distribution) also might occur after a contribution upon a repayment by the partnership of all or part of such liabilities. For example, a Limited Partner would be deemed to receive a cash distribution upon the prepayment or repayment of existing indebtedness of his Partnership, unless such prepayment or repayment were accompanied by the incurrence of new debt in an equal or greater amount that would be considered to be nonrecourse liabilities properly attributable to the Hotels owned by the Partnership whose existing debt was repaid.

    2. A contribution of property that is treated in whole or in part as a "disguised sale" of the contributed property under the Code.

    3. A contribution of property to a partnership that is classified as an "investment company" under the Code.

    4. Recapture under Section 465(e) of the Code.

  The Operating Partnership, the General Partners and Hogan & Hartson believe that the foregoing exceptions, which are discussed in greater detail below, should not result in the recognition of taxable gain or loss at the time of the Mergers to a Limited Partner (i) who does not make the Common Share Election or the Note Election, (ii) who does not receive a distribution (or a deemed distribution resulting from relief from liabilities) that exceeds such Limited Partner's aggregate adjusted basis in his OP Units after the Mergers and (iii) whose at risk amount does not go below zero as a result of the Mergers. See, however, "--Taxable Income Attributable to Sales of Personal Property in Connection with the REIT Conversion." The Operating Partnership and the General Partners also believe that a Limited Partner who acquired his Partnership Interests in the original offering of such interests and who has held such interests at all times since (a) should not be considered to receive, as a result of the Mergers, a distribution (or a deemed distribution resulting from relief from liabilities) that exceeds such Limited Partner's aggregate adjusted basis in his OP Units at the time of the Mergers and (b) should not have his "at risk" amount fall below zero as a result of the Mergers. See "--Assumptions Used in Determining Tax Consequences of the Mergers" below. The adjusted tax basis of a Limited Partner who did not acquire his Partnership Interest in the original offering of such interests, however, could vary materially from that of a Limited Partner who did so, and, thus, the Mergers could result in the receipt by such Limited Partner of a distribution (or deemed distribution) of cash in excess of such Limited Partner's adjusted tax basis in his Partnership Interest and/or a reduction in his "at risk" amount below zero, either of which could result in the recognition of income or gain by such Limited Partner.

  Even if a Limited Partner who retains his OP Units does not recognize gain at the time of the Mergers as a result of the foregoing exceptions to nonrecognition treatment, a variety of events and transactions subsequent to the Mergers (including a sale or other disposition of one or more Hotels owned by the Partnerships or a refinancing or repayment of indebtedness currently secured by one or more of the Hotels owned by the Partnerships) could cause a Limited Partner to recognize all or part of the gain that has been deferred through the Mergers. See "--Effect of Subsequent Events" below. Certain Hotels (including all of the Blackstone Hotels) will be covered by agreements with third parties that will restrict the Operating Partnership's ability to dispose of those properties or refinance their indebtedness. In addition, if Atlanta Marquis chooses to participate in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Hotel owned by Atlanta Marquis or refinance the indebtedness secured by such Hotel (without compensating certain outside partners for the resulting adverse tax consequences). As for the remaining properties (including the Hotels owned by the Partnerships), the Partnership Agreement of the Operating Partnership does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance indebtedness secured by the Hotels. In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences for the

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

Limited Partners in deciding whether to cause the Operating Partnership to undertake specific transactions and the Limited Partners, as holders of OP Units, have no right to approve or disapprove such transactions owned by the Partnerships. See "Description of OP Units--Sales of Assets."

  Taxable Income Attributable to Sales of Personal Property in Connection with the REIT Conversion. As discussed below in "Federal Income Taxation of Host REIT Following the Mergers--Income Tests Applicable to REITs," if the rent attributable to personal property leased in connection with the lease of each Hotel is greater than 15% of the total rent received under the lease of such Hotel, the portion of the rent attributable to the personal property will not constitute qualifying income to Host REIT (the "15% Personal Property Test"). The Operating Partnership and the General Partners have determined that the percentage of rent attributable to the personal property to be leased in connection with the lease of certain of the Hotels owned by Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP would not satisfy the 15% Personal Property Test. Accordingly, immediately prior to the Mergers, the Operating Partnership will require each of those Partnerships, if it chooses to participate in the Mergers, to sell to a Non-Controlled Subsidiary a portion of the personal property associated with some or all of its Hotels. This sale, which will be a taxable transaction, would result in the recognition by each such Partnership of taxable income to the extent that there is a difference between the fair market value of the personal property at the time of the sale and the adjusted tax basis of such property at that time. If any such taxable income is recognized by a Partnership, this taxable income will be allocated to the partners of each such Partnership, except that the Limited Partners of Hanover will not be allocated any portion of such taxable income. The actual amount of any such income will be determinable only at the time of the sale and will be affected by the specific personal property selected to be sold and the fair market value and adjusted basis of that personal property. Pursuant to the partnership agreement of each Partnership, such taxable gain, if any, will be recharacterized as ordinary recapture income and will be allocated to the partners in the same proportions and to the same extent that such partners were allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income prior to the Mergers.

  Relief from Liabilities/Deemed Cash Distribution. A Limited Partner will be deemed to receive a cash distribution in connection with the Mergers to the extent that his share of Operating Partnership liabilities immediately after the Mergers is less than his share of Partnership liabilities immediately prior to the Mergers. A Limited Partner will recognize taxable gain as a result of this deemed cash distribution, however, only to the extent that the deemed cash distribution exceeds such Limited Partner's adjusted tax basis in his Partnership Interest immediately prior to the Mergers. Whether the deemed cash distribution results in taxable gain depends upon a number of circumstances that can be determined only with full knowledge of the circumstances of both the Operating Partnership and the particular Limited Partner.

  Under the applicable provisions of the Code, partners in a partnership include their share of the partnership's liabilities, as determined in accordance with the Treasury Regulations under Section 752 of the Code, in calculating the basis of their partnership interests. Partners also include in the basis of their partnership interests the adjusted tax basis of any capital contributions that they have actually made to the partnership and their allocable share of all partnership income and gains; partners reduce the basis in their partnership interests by the amount of all distributions that they receive from the partnership and their allocable share of all partnership losses. For purposes of these rules, if a partner's share of the partnership's liabilities is reduced for any reason, the partner is deemed to have received a cash distribution equal to the amount of such reduction.

  In the case of the Mergers, these rules generally will be applied by reference to a Limited Partner's share of liabilities in a Partnership immediately before the Mergers and such Limited Partner's share of liabilities in the Operating Partnership immediately after the Mergers. Any deemed cash distribution resulting from a reduction in such Limited Partner's share of liabilities will be considered to be a deemed cash distribution from the Operating Partnership (rather than from the Partnership with respect to which such Limited Partner's share of liabilities would be reduced). A Limited Partner may offset his share of the liabilities of the Operating Partnership against the elimination of the Limited Partner's share of liabilities of a Partnership in determining the amount of the deemed cash distribution to the Limited Partner from the Operating Partnership; however, if a Limited Partner

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

is deemed under these rules to receive a cash distribution from the Operating Partnership in an amount in excess of the basis of the Partnership Interest owned by that Limited Partner immediately prior to the Mergers, the Limited Partner may recognize taxable gain. If a Limited Partner owns interests in more than one Participating Partnership, then such Limited Partner should be able to aggregate his bases in such Partnership Interests in determining whether such Limited Partner is deemed to receive a taxable cash distribution from the Operating Partnership so long as the intended characterization of the Mergers is respected (i.e., the Mergers are treated as contributions by the Limited Partners of their Partnership Interests in exchange for OP Units).

  Section 752 of the Code and the Treasury Regulations thereunder provide that a partner's share of partnership liabilities includes the partner's share of partnership recourse liabilities plus the partner's share of partnership nonrecourse liabilities. A partnership liability is a recourse liability to the extent that any partner (or a person related to any partner) bears the "economic risk of loss" for that liability within the meaning of the Treasury Regulations; a partnership liability is nonrecourse to the extent that no partner (or related person) bears the "economic risk of loss." No Limited Partner (other than possibly Host REIT or an affiliate of Host REIT) will have any share of any recourse liability of the Operating Partnership by reason of his status as a Limited Partner. The following paragraphs describe the manner in which a Limited Partner's share of the nonrecourse liabilities of the Operating Partnership will be determined.

  Pursuant to Section 752 of the Code and the Treasury Regulations thereunder, a partner's share of partnership nonrecourse liabilities is determined under a three-tier approach. Under this approach, a partner's share of partnership nonrecourse liabilities equals the sum of (i) the partner's share of "partnership minimum gain," determined in accordance with the rules of Section 704(b) of the Code and the Treasury Regulations thereunder ("tier one"); (ii) the amount of any taxable gain that would be allocated to the partner under
Section 704(c) of the Code (or in the same manner as Section 704(c) of the Code in connection with a revaluation of partnership property) if the partnership disposed of all partnership property (in a taxable transaction) subject to one or more nonrecourse liabilities of the partnership in full satisfaction of such liabilities and for no other consideration ("Section 704(c) Minimum Gain" or "tier two"); and (iii) the partner's share of "excess nonrecourse liabilities" (i.e., those not allocated under (i) and (ii) above), which are allocated in accordance with the partner's "share of partnership profits" ("tier three"). A partner's "share of partnership profits" is determined by taking into account all facts and circumstances of the economic arrangement among the partners.

  At the time of the Mergers, the Operating Partnership will not have any "partnership minimum gain," determined in accordance with the rules of Section 704(b) of the Code and the Treasury Regulations thereunder. Therefore, each nonrecourse liability of the Operating Partnership secured by a Hotel (or considered allocable to such Hotel pursuant to Section 752 of the Code and the Treasury Regulations thereunder) will be allocated to each Limited Partner in accordance with "tiers" two and three described in the Treasury Regulations under Section 752 of the Code. First, pursuant to "tier two," such liabilities will be allocated to each Limited Partner in the amount of such Limited Partner's share of any Section 704(c) Minimum Gain with respect to such Hotel, after taking into account any reduction in the liabilities occurring in connection with the Mergers. Next, pursuant to "tier three," any remaining nonrecourse liabilities will be allocated to each Limited Partner in accordance with such Limited Partner's share of Operating Partnership profits, taking into account for such purposes Host REIT's share of Operating Partnership profits.

  The nonrecourse liabilities, if any, allocable to a Limited Partner by reason of Section 704(c) Minimum Gain will depend upon a number of factors, including, for example, (i) the Limited Partner's share of existing Section 704(c) Minimum Gain of the Partnerships at the time of the Mergers; (ii) the extent to which the Operating Partnership causes nonrecourse liabilities as to which there exists Section 704(c) Minimum Gain immediately prior to the Mergers to be repaid or refinanced in connection with the Mergers in a manner that reduces or eliminates that Section 704(c) Minimum Gain; and (iii) the method selected by the Operating Partnership to allocate gain under Section 704(c) of the Code. The Operating Partnership generally will elect to allocate gain under Section 704(c) of the Code under the "traditional method," with a provision for a curative allocation of gain on sale to the extent prior allocations of depreciation with respect to a specific Hotel were limited by the "ceiling rule" applicable under such method (although there may be certain exceptions). In the case of the Limited Partners of a Participating Partnership that owns a Hotel with Section 704(c) Minimum Gain, this method may not result in as great an allocation of Operating Partnership nonrecourse liabilities by reason of
Section 704(c) Minimum Gain to the Limited Partners as might be allocated pursuant to another method. However, the use of this method will decrease the ordinary taxable income that will be allocated to such Limited Partners (by reason of depreciation adjustments), as compared with the amount that would be allocated had another method been selected. See "Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Tax Allocations With Respect to Book-Tax Difference on Contributed Hotels."

  The Operating Partnership will allocate any "excess nonrecourse liabilities" in accordance with a Limited Partner's share of Operating Partnership profits as represented by the Limited Partner's percentage ownership interest the Operating Partnership.

  Host REIT and the Operating Partnership believe that immediately after the Mergers, and taking into account the election described above and the assumptions set forth below (see "--Assumptions Used in Determining Tax Consequences of the Mergers"), each Limited Partner who does not exercise his right to make the Note Election or the Common Share Election and thus retains the OP Units received in the Mergers and whose adjusted basis in his Partnership Interest is equal to or greater than the Original Limited Partner's Adjusted Basis (as defined below in "--Assumptions Used in Determining Tax Consequences of the Mergers") for that Partnership will be allocated nonrecourse liabilities in an amount such that the Limited Partner will not be deemed for federal income tax purposes to have received a deemed cash distribution in excess of such Limited Partner's basis in his Partnership Interest as a result of the Mergers. However, a Limited Partner whose adjusted basis in his Partnership Interest is less than the Original Limited Partner's Adjusted Basis for that Partnership could be deemed for federal income tax purposes to have received a deemed cash distribution in excess of such Limited Partner's basis in his Partnership Interest as a result of the Mergers.

  IRS Ruling Request Regarding Allocation of Partnership Liabilities. Except as described herein, the Operating Partnership has no current plan or intention to cause the prepayment of the nonrecourse liabilities encumbering the Hotels owned by the Partnerships (other than with the proceeds of indebtedness that would be considered nonrecourse liabilities allocable to those Hotels). The Operating Partnership, however, will have to repay mortgage indebtedness secured by a Hotel at the time such indebtedness matures. There can be no assurance that at such time the Operating Partnership will be able to obtain nonrecourse mortgage indebtedness secured only by such Hotel in an amount sufficient to avoid a deemed cash distribution to the former Limited Partners in the Partnership that owns the Hotel. These considerations are particularly relevant with respect to the Limited Partners in PHLP, where the existing mortgage indebtedness, which matures in December 1999, will have to be refinanced within one year following the Mergers. Moreover, the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. In view of these considerations and the potential adverse consequences to Limited Partners in certain Partnerships, the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT (i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752, (ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels, would be considered to be "secured" by those Hotels for purposes of computing the Section 704(c) Minimum Gain with respect to such Hotels (and thus would be allocable under "tier two" to the former Limited Partners in the Partnership owning those Hotels) and (iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code Section
465. The IRS has recently issued a ruling to that effect to another taxpayer, and has indicated to the Operating Partnership's representatives that it is favorably inclined to issue that ruling to the Operating Partnership.

  Assumptions Used in Determining Tax Consequences of the Mergers. The estimated adjusted tax basis in the OP Units used by the Operating Partnership and the General Partners for purposes of this discussion has been computed based on the assumption that each of the Limited Partners acquired his Partnership Interest in the original offering of such Partnership Interests (this basis is referred to as an "Original Limited Partner's Adjusted Basis"). The General Partners have set forth on Appendix E to this Consent Solicitation for each Partnership (i) the Original Limited Partner's Adjusted Basis as of December 31, 1997 and (ii) an estimate of the Original Limited Partner's Adjusted Basis as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to this Consent Solicitation). The General Partners also have set forth on Appendix E to this Consent Solicitation for each Limited Partner whose adjusted basis in his Partnership Interest is the same as the Original Limited Partner's Adjusted Basis (i) the Partnership liabilities allocable to such Limited Partner as of December 31, 1997 and (ii) an estimate of the Partnership liabilities allocable to such Limited Partner as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to this Consent Solicitation). The actual adjusted tax basis of a Limited Partner in his Partnership Interest (and thus the Partnership liabilities allocable, and the gain, if any, to such Limited Partner resulting from the Mergers and the REIT Conversion) could vary materially from the amount set forth in Appendix E to this Consent Solicitation, depending upon a number of factors, including when, and the manner in which, such Limited Partner acquired his Partnership Interest. See "Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers-- Initial Tax Basis of OP Units."

  Also, the determination of the amount of the Operating Partnership's nonrecourse liabilities that will be allocated to a Limited Partner following the Mergers assumes that the method to be used by the Operating Partnership to allocate the liabilities among the Hotels will be respected for federal income tax purposes. Finally, the Operating Partnership and the General Partners assumed that the Mergers will be treated for federal income tax purposes as the transfer by the Partners of their interests in the Partnerships to the Operating Partnership in exchange for OP Units. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either
(i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its Partners and the subsequent transfers by such Partners of such assets to the Operating Partnership in exchange for OP Units or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units and/or Notes (and, possibly, Common Shares) and the subsequent distribution of such OP Units and/or Notes (and, possibly, Common Shares) to its Partners. If the Mergers are recharacterized in such a manner, the tax consequences of the Mergers to the Limited Partners likely will be materially affected.

  Disguised Sale Regulations. The Mergers also will not be tax free to a Limited Partner to the extent that a Merger is treated as a "disguised sale" of all or a portion of such Limited Partner's Partnership Interest under the Code or Treasury Regulations. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of certain prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous transfer of money or other consideration (other than an interest in the partnership) from the partnership to the partner will be treated as a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that transfers of money or other consideration between a partnership and a partner that are made within two years of each other are presumed to be a sale unless the facts and circumstances clearly establish that either the transfers do not constitute a sale or an exception to disguised sale treatment applies.

  For purposes of these rules, certain reductions in a partner's share of partnership liabilities are treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that reduction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis in his partnership interest. The method of computing the existence and amount of any such reduction under the Disguised Sale Regulations is different from, and generally more onerous than, that applied under the rules discussed at "--Relief From Liabilities/Deemed Cash Distribution," above. However, if a transfer of property by a partner to a partnership is not otherwise treated as part of a disguised sale, then any reduction in the partner's share of "qualified liabilities" (discussed below) also will not be treated as part of a disguised sale. Moreover, even if some or all of the transfer does otherwise constitute a disguised sale, the amount of the reduction in the partner's share of "qualified liabilities" may, in some cases, be computed under a more favorable method than the amount of the reduction in the partner's share of other liabilities.


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

  1. Impact of Distributions of Cash Flow from the Operating Partnership. Cash distributions from a partnership to a partner may be treated as a transfer of property for purposes of the "disguised sale" rules. However, one exception to "disguised sale" treatment in the Disguised Sale Regulations relates to distributions of "operating cash flow," as such term is defined in the Disguised Sale Regulations. Operating cash flow distributions are presumed not to be a part of a sale of property to a partnership unless the facts and circumstances clearly establish that the distribution of operating cash flow is part of a sale. The Disguised Sale Regulations define operating cash flow distributions as distributions which (i) are not presumed to be guaranteed payments for capital under the Disguised Sale Regulations, (ii) are not reasonable preferred returns under the Disguised Sale Regulations and (iii) are not characterized by the parties as distributions to the partner acting in a capacity other than as a partner, to the extent of the net cash flow of the partnership from operations multiplied by the lesser of the percentage interest of the partner receiving the distribution for that year or the partner's percentage interest in overall partnership profits for the life of the partnership. The Disguised Sale Regulations contain a safe harbor for calculating a partner's interest in such operating cash flow.

  Except with respect to Limited Partners who exercise the Note Election (and, possibly, with respect to Limited Partners who exercise the Common Share Election, if the Operating Partnership is treated as acquiring the exchanged Common Shares from Host REIT and distributing them to the electing Limited Partners) (see "--Disguised Sale Regulations--Impact of Limited Partners Who Exercise the Common Share Election or the Note Election" and "Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election"), no distribution of cash or other property will be made by the Operating Partnership to the participating Limited Partners at the time of the Mergers. Host REIT and the Operating Partnership believe that the Operating Partnership's periodic distributions of cash to holders of OP Units subsequent to the Mergers will qualify as distributions of "operating cash flow" under the Disguised Sale Regulations, and that there will be no facts or circumstances indicating that such distributions should be considered part of a sale. Immediately prior to the Mergers, the Partnerships may distribute to their partners any excess cash on hand and, following the Mergers, the Partnerships will distribute to their former partners cash flow for the period ending with the Mergers. However, because such distributions will be made by the Partnerships, rather than the Operating Partnership, the distributions should not give rise to a "disguised sale" issue so long as the distributions were not financed with debt which was incurred in anticipation of the Mergers or cash provided by the Operating Partnership.

  2. Impact of Assumption of Liabilities by the Operating Partnership. As described above, a second exception to the "disguised sale" presumption relates to the assumption of "qualified liabilities" in connection with a contribution of property to a partnership. For purposes of the Disguised Sale Regulations, a "qualified liability" in connection with a transfer of property to a partnership includes (i) any liability incurred more than two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period; (ii) a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred; (iii) a liability that is traceable under the Treasury Regulations to capital expenditures with respect to the property; and (iv) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business. However, a recourse liability is not a "qualified liability" unless the amount of the liability does not exceed the fair market value of the transferred property (less any other liabilities that are senior in priority and encumber such property or any allocable liabilities described in (iii) or (iv) above) at the time of transfer. A liability incurred within two years of the transfer is presumed to be incurred in anticipation of the transfer unless the facts and circumstances clearly establish that the liability was not incurred in anticipation of the transfer. However, to the extent that the proceeds of a partner or partnership liability are allocable under the Treasury Regulations to payments discharging all or part of any other liability of that partner or of the partnership, as the case may be, the newer liability is considered the same as the older liability for purposes of the Disguised Sale

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

Regulations. Finally, if a partner treats a liability described in (ii) above as a "qualified liability" because the facts clearly establish that it was not incurred in anticipation of the transfer, such treatment must be disclosed to the IRS in the manner set forth in the Disguised Sale Regulations.

  Hogan & Hartson believes, based on factual representations made by Host, Host REIT and the Operating Partnership relating to the facts and circumstances surrounding each such liability, that all direct or indirect liabilities of the Partnerships fall into one of the four categories of "qualified liabilities" described above. Based on the aforementioned representations and certain numerical estimates provided by the Operating Partnership and the General Partners, however, approximately $19.3 million of Desert Springs indebtedness ($22,200 per Desert Springs Partnership Unit) and $8.8 million of MHP indebtedness ($8,800 per MHP Partnership Unit), as of December 31, 1998, may be "qualified liabilities" solely by reason of exception (ii) in the preceding paragraph (i.e., a liability incurred within two years of the Mergers but not in anticipation of the Mergers), and thus Desert Springs and its Limited Partners and MHP and its Limited Partners may be required to make disclosure with respect to the indebtedness in their tax returns for the year in which the Mergers occur. There can be no assurance, however, that the IRS will not challenge the position of either Desert Springs or MHP that this indebtedness is a "qualified liability."

  3. Impact of Unit Redemption Right. For a discussion of the impact of the receipt and exercise of the Unit Redemption Right upon the potential characterization of the Mergers as disguised sales, see "--Unit Redemption Right," below.

  4. Impact of Limited Partners Who Exercise the Common Share Election or the Note Election. If the Mergers are recharacterized as partnership level transfers of Partnership assets, as described below in "--Alternative Recharacterizations of the Mergers--Transfer of Partnership Assets," there can be no assurance that the IRS would not assert that a Limited Partner who does not exercise his right to make the Note Election or the Common Share Election in connection with the Mergers but retains his OP Units must nevertheless recognize gain under the Disguised Sale Regulations if another Limited Partner in the Partnership does exercise his right to make the Note Election or the Common Share Election and receives a Note or Common Shares in exchange for OP Units in connection with the Mergers. As described in such section below, however, Hogan & Hartson is of the opinion that, although the matter is not free from doubt, a Limited Partner who does not exercise his right to make the Note Election or the Common Share Election should not be required to recognize gain by reason of another Limited Partner's exercise of either of such rights. As noted previously, an opinion of counsel does not bind the courts, and no assurance can be provided that such opinion will not be challenged by the IRS or will be sustained by a court if so challenged.

  5. Impact of Ability to Make the Common Share Election or the Note
Election. In the event that the ability to exercise the Common Share Election or the Note Election is considered a separate property right for federal income tax purposes and to have an ascertainable value, then a Limited Partner's receipt of such "property" in connection with the Mergers (whether or not the Limited Partner exercises such election) might be considered "other consideration" that is subject to the "disguised sale" rules. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such election were considered property and to have an ascertainable value, Limited Partners could recognize gain in amount up to the amount of such value.

  6. Effect of Disguised Sale Characterization. If a transfer of property to a partnership and one or more transfers of money or other consideration (including the assumption of or taking subject to a liability) by the partnership to that partner are treated as a disguised sale, then the transfers will be treated as a sale of property, in whole or in part, to the partnership by the partner acting in a capacity other than as a member of a partnership, rather than as a contribution under Section 721 of the Code followed by a partnership distribution. Accordingly, in any case in which a Limited Partner's transfer of his Partnership Interest to the Operating Partnership is found to be a "disguised sale," all or a substantial portion of the gain represented by the excess of the fair market

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

value of such Partnership Interest (plus all liabilities attributable to such Partnership Interest) over the Limited Partner's tax basis in the Partnership Interest could be recognized by the Limited Partner.

  A transfer that is treated as a sale is treated as a sale for all purposes of the Code and the sale is considered to take place on the date that, under general principles of federal income tax law, the partnership is considered to become the owner of the property. If the transfer of money or other consideration from the partnership to the partner occurs after the transfer of property to the partnership, the partner and the partnership are treated as if, on the date of the transfer of the property, the partnership transferred to the partner an obligation to transfer to the partner money or other consideration. Moreover, if a transfer of property to a partnership is treated as part of a sale without regard to the partnership's assumption of or taking subject to a "qualified liability," as defined above, then the partnership's assumption of or taking subject to that liability is treated as a transfer of additional consideration to the transferring partner. The amount of such "qualified liability" treated as additional consideration is generally the lesser of (x) the amount of the "qualified liability" and (y) an amount determined by multiplying the "qualified liability" by the partner's "net equity percentage." The "net equity percentage" is generally the amount of consideration received by such partner (other than relief from "qualified liabilities") divided by the partner's net equity in the property sold, as calculated under the Disguised Sale Regulations.

  Investment Company Regulations. If a transfer of property to a partnership (such as the transfer of the Partnership Interests to the Operating Partnership, which will be deemed to occur when the Merger Partnerships merge into the Partnerships) were considered to be a transfer to an "investment company," as defined in the Treasury Regulations, gain would be recognized on such transfer under Section 721 of the Code. In the case of a transfer of property to a partnership, the Code and the Treasury Regulations provide that such transfer would be treated as having been made to an investment company if the transfer results in a diversification of the interests of two or more transferors, and the transferee is a partnership more than 80% of the value of whose assets are "stock and securities." For this purpose, the Code defines "stock and securities" to include the following: money; stocks and other equity investments in a corporation; evidences of indebtedness, options, forward or futures contracts, notional principal contracts and derivatives; foreign currency; certain interests in precious metals; interests in a regulated investment company or another REIT, common trust funds, and publicly traded partnerships; and other interests in noncorporate entities that are convertible into or exchangeable for any of the listed assets. The Treasury Regulations further provide that a transfer ordinarily will result in diversification for this purpose if two or more persons contribute non-identical assets. Although the transfers to the Operating Partnership will result in the diversification of the interests of the Partners, no significant portion of the Operating Partnership's assets will constitute "stock and securities" as defined heretofore. Accordingly, the transfers to the Operating Partnership will not constitute transfers to an "investment company," as defined in the current Treasury Regulations.

  The tax consequences of the Mergers described above are based in part on the conclusion that the deemed contributions of the Partnership Interests to the Operating Partnership will not be treated as transfers to an investment company under Section 721 of the Code and the Treasury Regulations. The Operating Partnership, however, might not meet the IRS's guidelines for obtaining an advance ruling with respect to this issue. Revenue Procedure 98-3 states that the question of whether Section 721 of the Code applies to the contribution of widely held developed or undeveloped real property to a partnership in exchange for an interest in the partnership is an area under "extensive study" with respect to which the IRS will not issue rulings or determination letters when (i) the contribution is the result of solicitation by promoters, brokers or investment houses or (ii) the interest in the transferee partnership is issued in a form designed to render it readily tradable. The key terms used in this Revenue Procedure have not been defined and the IRS has not issued Treasury Regulations, proposed Treasury Regulations, rulings or other pronouncements with respect to such contributions. The IRS could take the position in the future that contributions of the sort described in the Revenue Procedure do not qualify for nonrecognition treatment under Section 721 of the Code, that such contributions should include the contributions of Partnership Interests to the Operating Partnership as part of the Mergers and that such conclusions should apply retroactively. It is by no means clear, however, that even if the IRS were to take such position, a court would sustain it.


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

  If Section 721 of the Code were not to apply to the deemed contributions of Partnership Interests to the Operating Partnership, then such contributions would be treated as taxable exchanges for federal income tax purposes. Each Limited Partner would be treated as if he had sold, in a fully taxable transaction, his Partnership Interest to the Operating Partnership in exchange for an amount equal to (x) the value of the OP Units received and (y) the liabilities of the Partnership allocable to his Partnership Interest. Any gain or loss on such a sale would generally be treated as capital gain or loss under the Code. For a discussion of the treatment of capital gain and loss under the Code, see "Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Disposition of OP Units by Limited Partners," below.

  Section 465(e) Recapture. In general, the "at risk" rules of Section 465 of the Code limit the use of losses, see "--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Limitations on Deductibility of Losses," below. Under Section 465(e) of the Code, a taxpayer may be required to include in gross income (i.e., to "recapture") losses previously allowed to the taxpayer with respect to an "activity," if the amount for which the taxpayer is "at risk" in the activity is less than zero at the close of the taxable year.

  The identification of a taxpayer's activities for purposes of the "at risk" rules and the determination of a taxpayer's amount at risk in an activity are complex and uncertain. However, as a general matter, a taxpayer's amount at risk in an activity is increased by the taxpayer's income, and reduced by the taxpayer's losses, from the activity. Therefore, any income taken into account by a Limited Partner as a result of a deemed cash distribution, disguised sale treatment or investment company treatment is likely to reduce the extent to which Section 465(e) of the Code would apply to that Limited Partner. In addition to the foregoing, a Limited Partner's amount at risk includes such Limited Partner's share of his Partnership's "qualified nonrecourse financing" (as defined in Section 465(b)(6) of the Code and as discussed in the next paragraph).

  It is possible that the consummation of the Mergers and the REIT Conversion or the repayment of certain qualified nonrecourse financing of the Operating Partnership or the Hotel Partnerships at the time of or following the Mergers and the REIT Conversion could, singularly or in combination, cause a Limited Partner's amount at risk in relation to the OP Units received in the Mergers to be reduced below zero and could, therefore, cause an income inclusion to the Limited Partner under Section 465(e) of the Code. In this regard, the definition of "qualified nonrecourse financing" is different from, and more restrictive than, the definition of "nonrecourse liabilities" under Section 752 of the Code. Hence, it is possible that a Limited Partner could incur a reduction in his share of "qualified nonrecourse financing" that causes him to recognize income under Section 465(e) of the Code even though he has a sufficient share of "nonrecourse liabilities" under Section 752 of the Code so that he would not be deemed to have received a taxable deemed cash distribution in connection with the Mergers. The Operating Partnership and the General Partners believe, based upon and subject to the assumptions and other limitations described above in "--Assumptions Used in Determining the Tax Consequences of the Mergers," that a Limited Partner who acquired his Partnership Interest in the original offering by his Partnership of such Partnership Interests and has held the Partnership Interest at all times since will have a positive at risk amount immediately following the Mergers and the REIT Conversion. However, there can be no assurance that indebtedness incurred by the Operating Partnership in the future to refinance existing debt would qualify as "qualified nonrecourse financing" or that the repayment of obligations assumed by the Operating Partnership in connection with a refinancing of such obligations would not cause income inclusion to a Limited Partner under Section 465(e) of the Code. If, however, the Operating Partnership can obtain the requested ruling from the IRS described above (see "--IRS Ruling Request Regarding Allocation of Partnership Liabilities"), the Operating Partnership believes that most, if not all, of the indebtedness incurred by the Operating Partnership to refinance existing mortgage indebtedness of the Partnerships should constitute "qualified nonrecourse financing" for purposes of the "at risk" rules.

  The "at risk" provisions of the Code generally do not apply to losses attributable to real property placed in service by the taxpayer prior to January 1, 1987, or to losses attributable to a partnership in which the taxpayer acquired its interests before that date. Pursuant to these guidelines, the "at risk" rules have not been applicable to date to those PHLP, MHP and Hanover Limited Partners who acquired their Partnership Interests at the time of the original offerings of the Partnership Interests in their Partnerships or at any time prior to January 1, 1987

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

and who have held those Partnership Interests since that time. These Limited Partners, however, will become subject to the "at risk" rules as a result of the Mergers and their receipt of OP Units in connection therewith (since the OP Units do not qualify for the "grandfather" rule).

  Unit Redemption Right. The Partnership Agreement provides that, subject to certain limitations, a Limited Partner may, commencing one year after the consummation of the Mergers, upon notice to the Operating Partnership, require the Operating Partnership to redeem all or a portion of such Limited Partner's OP Units for an amount of cash equal to the deemed fair market value of such OP Units at the time of redemption (the "Redemption Amount"). See "Description of OP Units--Unit Redemption Right." The Redemption Amount shall equal the value on a defined valuation date of a number of Common Shares per OP Unit determined pursuant to a defined "conversion factor," which the Operating Partnership expects will be one. Thus, it is intended that the Redemption Amount will be determined by reference to a number of Common Shares equal to the number of OP Units being redeemed. In addition, Host REIT may, in its sole and absolute discretion, elect to assume and satisfy the Operating Partnership's redemption obligation by purchasing from a redeeming Limited Partner the OP Units that such Limited Partner wishes to redeem for an amount equal to the Redemption Amount, payable at the option of Host REIT in either Common Shares or cash. If Host REIT assumes the redemption obligation in the manner just described, the Partnership Agreement provides that the redemption will be treated by Host REIT, the Operating Partnership and the redeeming Limited Partner as a sale of OP Units by such Limited Partner to Host REIT at the time of such purchase. A Limited Partner's rights described in this paragraph are referred to as the "Unit Redemption Right."

  Based upon certain representations of the Operating Partnership and Host REIT, Hogan & Hartson, counsel to Host REIT, has opined as follows with respect to the Unit Redemption Right: (1) the Unit Redemption Right will not be considered "other consideration" such that its receipt would result in a Limited Partner being treated under the Disguised Sale Regulations as having sold all or a portion of his Partnership Interest to the Operating Partnership in the Mergers; (2) a Limited Partner's exercise of his Unit Redemption Right more than two years after the date of consummation of the Mergers will not cause the Mergers to constitute a taxable transaction for the Limited Partner (or for the other Limited Partners in the same Partnership); and (3) it is more likely than not that a Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Mergers but less than two years after such date will not cause the Mergers to constitute a taxable transaction for the Limited Partner (or for the other Limited Partners in the same Partnership). As noted previously, however, an opinion of counsel does not bind the courts, and no assurance can be provided that such opinion will not be challenged by the IRS or will be sustained by a court if so challenged.

  In the event the Disguised Sale Regulations were determined to apply to a Limited Partner who exercises his Unit Redemption Right, such Limited Partner would be treated as though he sold, in a fully taxable transaction, property to the Operating Partnership on the date of the consummation of the Mergers and received on such date an obligation of the Operating Partnership to transfer money or other consideration to him. Such disguised sale treatment might result in taxable gain being allocated only to the redeeming Limited Partner. If, however, the Mergers were recharacterized as partnership level transfers of Partnership assets as described below in "--Alternative Recharacterizations of the Mergers--Transfer of Partnership Assets," there could be no assurance that the IRS would not assert that any such gain is allocable to all partners who were partners in a Partnership with such redeeming Limited Partner on the date of consummation of the Mergers.

  For a discussion of the expected federal income tax effects of a Limited Partner's exercise of his Unit Redemption Right (other than the effects of such exercise on the Mergers described in this section), see "Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Tax Treatment of Exercise of Unit Redemption Right" below.

  Impact of Partnership Anti-Abuse Regulations. The United States Treasury has issued a final regulation (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions") that authorizes the IRS, in certain "abusive" transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the IRS deems appropriate. The Anti-Abuse Rule applies

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

where a partnership is formed or utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring any entity-level tax. The purposes for structuring a transaction involving a partnership are determined based upon all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partner's aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions.

  The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the IRS.

  Based upon the foregoing, Hogan & Hartson and Host REIT believe that the Anti-Abuse Rule will not have any adverse impact on either Host REIT's ability to qualify as a REIT, or the federal income tax consequences of the Mergers and the REIT Conversion with respect to the Limited Partners. However, the Unit Redemption Right does not conform in all respects to the redemption rights contained in the foregoing example. Moreover, the Anti-Abuse Rule is extraordinarily broad in scope and is applied based upon an analysis of all of the facts and circumstances. As a result, there can be no assurance that the IRS will not attempt to apply the Anti-Abuse Rule to the Operating Partnership and Host REIT. If the conditions of the Anti-Abuse Rule are met, the IRS is authorized to take appropriate enforcement action, including disregarding the Operating Partnership for federal income tax purposes or treating one or more of its partners as nonpartners (including, perhaps, as shareholders of Host
REIT). If the Operating Partnership were ignored for federal income tax purposes, the Partnerships could be treated as receiving (and then distributing to the Limited Partners) Common Shares in the mergers of the Merger Partnerships into the Partnerships, instead of OP Units, which would be a fully taxable exchange for the Limited Partners.

  Withholding. If a Limited Partner is not considered a U.S. resident for tax purposes, withholding (in an amount equal to 10% of the "amount realized" by such Limited Partner, which would include both the value of the OP Units received and such Limited Partner's share of the liabilities of his Partnership, as determined for federal income tax purposes) under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") may be required. As a condition to the receipt of OP Units in the Mergers, each Limited Partner who does not want to be subject to such withholding will have to provide to the Operating Partnership either a certification, made under penalties of perjury, that it is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Limited Partner in connection with the Mergers. A Limited Partner who is not a United States citizen or resident (or if an entity, not an entity organized under the laws of the United States) should consult with his U.S. tax advisor with respect to obtaining a withholding certificate from the IRS.

  Alternative Recharacterizations of the Mergers. As described above, the Operating Partnership and the General Partners intend that the Mergers will be treated for federal income tax purposes as the transfer by the partners of their interests in the Partnerships to the Operating Partnership in exchange for OP Units (which OP Units may be tendered to the Operating Partnership for Notes or to Host REIT in exchange for Common Shares, at the election of the Limited Partner), and the discussion herein assumes that the Mergers will be so treated. The IRS, however, may seek to recharacterize each Merger as either
(i) the liquidation of a Partnership, followed

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

by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units (which OP Units may be tendered for Notes or exchanged for Common Shares at the election of the Limited Partner in connection with the Mergers), or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units and/or Notes (and/or, possibly, Common Shares) and the subsequent distribution of such OP Units and/or Notes (and/or, possibly, Common Shares) to its partners.

  1. Liquidation of Partnerships. If each of the Mergers were treated as the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units, the resulting tax consequences to a Limited Partner would be the same in all material respects as those described in "--Overview," above. Section 731 of the Code provides that a distribution by a partnership to a partner of property other than "money" (which would include a distribution of "marketable securities" in certain circumstances), does not result in taxable gain to the partner. A partner will recognize gain on a partnership distribution of money only to the extent that the money exceeds the partner's basis in his partnership interest. If the Partnerships are treated as having distributed their assets to their partners, the General Partners believe that any money (or marketable securities, where applicable) deemed distributed to a Limited Partner whose adjusted basis in his Partnership Interest is equal to or greater than the Original Limited Partner's Adjusted Basis for his Partnership Interest would not exceed such Limited Partner's basis in his Partnership Interest. Accordingly, Section 731 would generally apply to prevent the recognition of gain by such a Limited Partner upon the distribution to such Limited Partner of his share of the assets of the Partnership. (If a Limited Partner's adjusted basis in his Partnership is materially less than the Original Limited Partner's Adjusted Basis for his Partnership, then such a Limited Partner might be required to recognize gain under Section 731 by reason of such a recharacterization.)

  Pursuant to Section 732 of the Code, upon receipt of the liquidating distribution, the Limited Partner would take a basis in the assets received equal to his basis in his Partnership Interest. The contribution of such assets by such Limited Partner to the Operating Partnership would be treated under Section 721 of the Code in the same manner as the contributions by the Limited Partners of their Partnership Interests to the Operating Partnership described above in "--Overview." Accordingly, subject to the exceptions discussed above in "--Overview," Section 721 of the Code would generally apply to prevent the recognition of gain by a Limited Partner in the Mergers (i) who does not make the Note Election or the Common Share Election; (ii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities) that exceeds such Limited Partner's aggregate adjusted basis in his OP Units after the Mergers; and (iii) whose "at risk" amount does not go below zero as a result of the Mergers.

  2. Transfer of Partnership Assets. The IRS also may seek to recharacterize each of the Mergers as the transfer by the Partnership of its assets to the Operating Partnership in exchange for OP Units (and possibly Notes, to the extent the Limited Partners in such Partnership make the Note Election, and/or Common Shares, to the extent the Limited Partners in that Partnership make the Common Share Election) and the subsequent distribution of such OP Units (and possibly Notes and/or Common Shares) to its partners. If the Mergers are treated for federal income tax purposes as partnership level transfers of Partnership assets to the Operating Partnership, Host REIT and the Operating Partnership intend to take the position that, in exchange for such assets, each Partnership would receive solely OP Units from the Operating Partnership, which the Partnership then would distribute to its partners. A Limited Partner who exercised his right to make the Note Election would then tender the OP Units to the Operating Partnership for a Note, while a Limited Partner who exercised his right to make the Common Share Election would then exchange his OP Units with Host REIT for Common Shares. For a discussion of the treatment of such Limited Partners, see "Tax Treatment of Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." If the partnership level transfer of assets were so treated, the Partnerships would not recognize gain on such transfers under Section 721 of the Code, and accordingly, the Limited Partners, subject to the exception discussed in "-- Overview" above, would not recognize gain.

  There can be no assurance, however, that the IRS would not assert that in exchange for its assets, each Partnership should be deemed to have received from the Operating Partnership a mixture of OP Units, Notes, and, possibly, Common Shares, to the extent the Limited Partners in such Partnership make the Note Election or the Common Share Election. If each Merger were to be treated as the exchange of the assets of a Partnership for a mixture of OP Units, Notes and/or Common Shares (to the extent that the Limited Partners of a Partnership made the Note Election and the Common Share Election), a Partnership would recognize gain equal to the difference between (x) the sum of the initial issue price (i.e., the face amount) of the Notes and/or the fair market value of the Common Shares that it would be deemed to have received from the Operating Partnership and (y) the adjusted basis of the portion of the assets considered transferred to the Operating Partnership for the Notes and the Common Shares. In that event, all Limited Partners in the Partnership would recognize their share of such gain, regardless of whether or not they exercised their right to make the Common Share Election or the Note Election. Hogan & Hartson is of the opinion, however, that although the matter is not entirely free from doubt, the Partnerships should not be treated as receiving from the Operating Partnership either the Common Shares or the Notes that are ultimately issued to the Limited Partners who exercise their right to make the Common Share Election or the Note Election. As noted previously, however, an opinion of counsel does not bind the courts, and no assurance can be provided that any such opinion will not be challenged by the IRS or will be sustained by a court if so challenged.

  Under Section 731 of the Code, the deemed subsequent distribution of OP Units by each Partnership to its partners would not result in the recognition of gain by the Limited Partners, unless the distribution of the OP Units is treated as a distribution of "marketable securities" under Section 731(c) of the Code.

  Section 731(c) of the Code provides that "money" includes marketable (actively traded) securities, which would include publicly traded REIT shares or equity interests in another entity that are readily convertible into or exchangeable for money or marketable securities. The Common Shares that can be issued to a Limited Partner upon the exercise of the Common Share Election or the Unit Redemption Right (and which in any event will determine the amount received by a Limited Partner upon such exercise) will be marketable securities. Accordingly, the OP Units might be considered "exchangeable for money or marketable securities" and therefore treated as "money" under Section 731(c). Regulations under Section 731(c) provide, however, that a distribution of a marketable security will not be treated as a distribution of "money" under Section 731(c) if (i) the security was acquired by the partnership in a nonrecognition transaction; (ii) the value of any marketable securities and money exchanged by the partnership (that is, by a Partnership) in the nonrecognition transaction was less than 20 percent of the value of all the assets exchanged in such transaction; and (iii) the partnership distributes the security within five years of the date the security was acquired by the partnership. The Operating Partnership and General Partners believe that, if the Mergers were characterized in this manner, the distributions of OP Units by the Partnerships would not be treated as distributions of "money" because the conditions described above will be satisfied. Hence, even if the Mergers were recharacterized in this manner, the Limited Partners should not be required to recognize gain under Section 731(c) of the Code on the deemed distributions by the Partnerships of the OP Units.

  Effect of Subsequent Events. In addition to any gain that might be recognized by the Limited Partners at the time of the Mergers, a variety of future events and transactions could cause some or all of the Limited Partners holding OP Units to recognize part or all of the taxable gain that otherwise has been deferred through the Mergers, including, but not limited to, the following:

    (i) the sale or other taxable disposition of one or more of the individual Hotels (see "--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" below);

    (ii) the reduction in the amount of existing nonrecourse liabilities secured by one or more of the individual Hotels as a result of a refinancing or repayment thereof, or any other refinancing or repayment of nonrecourse liabilities with the proceeds of public or private debt financing obtained by the Operating Partnership, which debt financing is not secured by individual assets of the Operating Partnership or is secured by assets of the Operating Partnership other than those that were owned by a Partnership immediately prior to the Mergers (except to the extent covered by the ruling from the IRS that the Operating

  Partnership is seeking, as described in "IRS Ruling Request Regarding Allocation of Partnership Liabilities" above) (see "--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Refinancing of the Indebtedness Secured by Individual Hotels" below);

    (iii) the issuance of additional OP Units, including in connection with either the issuance of Common Shares or other equity interests by Host REIT or the acquisition of additional properties by the Operating Partnership in exchange for OP Units or other equity interests in the Operating Partnership;

    (iv) an increase to the tax basis of the Hotels resulting from capital expenditures;

    (v) the elimination over time of the disparity between the current tax basis of the Hotels and the "book basis" of the Hotels based upon their fair market values at the time of the Mergers (see "--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Tax Allocations with Respect to BookTax Difference on Contributed Hotels" below), which could have the effect of reducing the amount of indebtedness allocable to the Limited Partners for basis purposes and therefore can result in deemed cash distributions; and

    (vi) with respect to the MHP Limited Partners only, possibly, the transfer of MHP's interest in the Harbor Beach Resort to a Non-Controlled Subsidiary in connection with the REIT Conversion (in the event that certain third-party consents to the MHP Merger and the REIT Conversion are not obtained).

  In addition, Limited Partners can expect that the aggregate adjusted tax basis in their OP Units following the Mergers will be substantially lower following the Mergers than such Limited Partners' aggregate adjusted basis in their Partnership Interests immediately before the Mergers. See "--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Initial Tax Basis of OP Units" below. The Limited Partners of Atlanta Marquis, Desert Springs, MHP and PHLP can expect to receive taxable distributions of cash and taxable deemed cash distributions resulting from the reduction of their share of Operating Partnership and Partnership nonrecourse liabilities sooner than would have been the case if the Mergers had not occurred. See "--Relief From Liabilities/Deemed Cash Distributions" above.

  Certain Hotels (including all of the Blackstone Hotels) will be covered by agreements with third parties that will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. In addition, if Atlanta Marquis chooses to participate in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Hotel owned by Atlanta Marquis or refinance the indebtedness secured by such Hotel without compensating certain outside partners for the resulting adverse tax consequences. As for the remaining properties (including all of the Hotels owned by the Partnerships), the Partnership Agreement does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (or to direct that the Partnerships engage in such transactions). In addition, Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences to the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions, and such limited partners have no right to approve or disapprove such transactions. See "Description of OP Units--Sales of Assets."

TAX TREATMENT OF LIMITED PARTNERS WHO EXERCISE THEIR RIGHT TO MAKE THE COMMON SHARE ELECTION OR THE NOTE ELECTION

  A Limited Partner who exercises his right to make the Common Share Election or the Note Election and receives Common Shares or a Note in exchange for OP Units in connection with the Mergers will be treated as having received OP Units in the Mergers and having made a fully taxable disposition of such OP Units, which likely would be deemed to occur (i) with regard to a Limited Partner who makes the Common Share Election, at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999, if the Effective Date of the Merger is December 30, 1998), and (ii) with regard to a Limited Partner who makes the Note Election, on the Effective Date of the Mergers (which currently is expected to be December 30, 1998). The amount realized in connection with such disposition made pursuant to the exercise of the Common Share Election will equal the sum of the fair market value of the Common Shares received plus the portion of the

Operating Partnership's liabilities allocable to the Limited Partner for federal income tax purposes immediately prior to the disposition of such OP Units. The amount realized in connection with such disposition made pursuant to the exercise of the Note Election will equal the sum of the "issue price" of the Note (i.e., the face amount of the Note) plus the portion of the Operating Partnership's liabilities allocable to the Limited Partner for federal income tax purposes immediately prior to the disposition of such OP Units. To the extent the applicable amount realized exceeds the Limited Partner's adjusted basis in his OP Units, the Limited Partner will recognize gain. If a Limited Partner has a "negative capital account" with respect to his Partnership Interest (i.e., the Limited Partner's share of Partnership liabilities exceeds his adjusted tax basis in his Partnership Interest immediately prior to the Mergers), the income recognized would exceed the value of the Common Shares or the face amount of the Note by the amount of his "negative capital account." For a discussion of the federal income tax rates applicable to the net capital gain from the sale of a capital asset, see "-- Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers-- Disposition of OP Units by Limited Partners."

  A Limited Partner who exercises his right to make the Note Election may be eligible to defer at least a portion of that gain under the "installment sale" rules until principal on the Note is paid. Those rules, however, may not permit the Limited Partner to defer all of the gain, and to the extent that the face amount of the Note outstanding at the end of the taxable year (plus any other installment obligations received by the Limited Partner during the year) exceeds $5,000,000, will require that the Limited Partner who defers gain pay to the IRS interest on the resulting tax that has been deferred. The Limited Partner, for instance, will not be eligible to defer gain to the extent that such gain would be taxed as ordinary income under the depreciation recapture provisions of the Code. In addition, if the Limited Partner has a "negative capital account" for tax purposes, the Limited Partner will not be eligible to defer that amount of gain recognized upon the receipt of the Note (and, thus, a Limited Partner who has a "negative capital account" and makes the Note Election will recognize "phantom income" to the extent of that "negative capital account"). Lastly, if a Limited Partner disposes of his Note, any gain that had been deferred would be recognized in the year of disposition.

  The gain, if any, required to be recognized by a Limited Partner in connection with the Note Election or the Common Share Election can be offset by unused passive activity losses from his Partnership and other investments. For purposes of determining the gain recognized by a Limited Partner as a result of making the Note Election or the Common Share Election, an Original Limited Partner's Adjusted Basis will reflect such Limited Partner's share of the syndication costs incurred by his Partnership at formation.

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR LIMITED PARTNER WHO EXERCISES HIS RIGHT TO MAKE THE COMMON SHARE ELECTION OR THE NOTE ELECTION COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGERS (INCLUDING THE DECISION WHETHER TO EXERCISE THE COMMON SHARE ELECTION OR THE NOTE ELECTION) AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT EACH LIMITED PARTNER CONSIDERING MAKING THE COMMON SHARE ELECTION OR THE NOTE ELECTION CONSULT WITH HIS OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH PARTNER'S RESPECTIVE PERSONAL TAX SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

TAX TREATMENT OF LIMITED PARTNERS WHO HOLD OP UNITS FOLLOWING THE MERGERS

  Income and Deductions in General. Each Limited Partner that holds OP Units following the Mergers will be required to report on his income tax return his allocable share of income, gains, losses, deductions and credits of the Operating Partnership. Such items must be included on the Limited Partner's federal income tax return without regard to whether the Operating Partnership makes a distribution of cash or other assets to the Limited Partner. No federal income tax will be payable by the Operating Partnership.

  Treatment of Operating Partnership Distributions. Distributions of money (including, for such purposes, deemed distributions resulting from decreases in a Limited Partner's share of Operating Partnership liabilities) by the Operating Partnership to a Limited Partner generally will not be taxable to such Limited Partner for federal income tax purposes to the extent of the Limited Partner's aggregate basis in his OP Units immediately before the distribution. Distributions of money in excess of such basis generally will be considered to be gain in the amount of such excess, a portion of which may be ordinary income. As discussed above (see "Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution"), any reduction in a Limited Partner's share of the Operating Partnership's nonrecourse liabilities, either through repayment, refinancing with recourse liabilities, refinancing with nonrecourse liabilities secured by the other Hotels or otherwise, will be treated as a distribution of money to such Limited Partner. An issuance of additional OP Units by the Operating Partnership without a corresponding increase in debt, which causes a decline in the overall debt to market capitalization ratio of the Operating Partnership, will also decrease the existing Limited Partners' share of nonrecourse liabilities of the Operating Partnership thus resulting in a corresponding deemed distribution of money.

  A non-pro rata distribution of money or property may result in ordinary income to a Limited Partner, regardless of his basis in his OP Units, if such distribution reduces the Limited Partner's share of the Operating Partnership's "unrealized receivables" (including depreciation recapture) and/or "substantially appreciated inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the Limited Partner will be treated as having received a distribution of his proportionate share of the Section 751 Assets and having exchanged such assets with the Operating Partnership in return for a portion of the actual distribution made equal to the fair market value of his proportionate share of the Section 751 Assets. This latter deemed exchange will generally result in the Limited Partner's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (i) the portion of such distribution deemed received in exchange for his proportionate share of the
Section 751 Assets over (ii) the Limited Partner's basis in the share of such
Section 751 Assets deemed relinquished in the exchange. Although the Operating Partnership does not currently expect to make an actual non-pro rata distribution of money or property, a deemed distribution of money resulting in connection with the Mergers and the REIT Conversion or upon the Operating Partnership's subsequent issuance of additional OP Units (as a result of a reduction in nonrecourse liabilities or the shifting of nonrecourse liabilities from existing partners to new partners or Host REIT) would constitute a non-pro rata distribution for purposes of Section 751(b).

  The IRS has ruled that the change in an existing partner's share of Section 751 Assets that would normally occur upon such an issuance, when coupled with such deemed distribution of money, will cause the application of Section 751(b) of the Code. The Partnership Agreement provides, however, that recapture income will be allocated, to the extent possible, to the partners of the Operating Partnership who were allocated the deductions giving rise to the treatment of gain as recapture income (including by reason of any deductions previously allocated to the Limited Partners as holders of Partnership Interests). Such allocations, if respected, along with allocations in accordance with Section 704(c) principles, should minimize the risk of recognition of ordinary income under Section 751(b) of the Code upon an Operating Partnership offering of additional interests. The IRS may contend, however, that such a deemed exchange of Section 751 Assets has occurred and, therefore, that ordinary income must be realized under Section 751(b) of the Code by partners whose percentage interests in the Operating Partnership have decreased due to such offering of additional interests.

  Initial Tax Basis of OP Units. In general, a Limited Partner will have an initial tax basis in his OP Units received in the Mergers ("Initial Basis") equal to the aggregate basis in his Partnership Interest, adjusted as set forth below to reflect the effects of the Mergers (that is, reduced to reflect any deemed cash distribution resulting from a reduction in the Limited Partner's share of Partnership liabilities and increased to reflect any income or gain required to be recognized in connection with the Mergers (including income attributable to the sale of personal property by certain Partnerships in connection with the REIT Conversion)).

  If a Limited Partner's share of nonrecourse liabilities decreases as a result of the Mergers (see "--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution"), such Limited Partner may have an Initial Basis in his OP Units that is significantly lower than the basis in his Partnership Interest immediately before the Mergers. A Limited Partner whose basis is so reduced can expect to receive taxable distributions of cash and taxable deemed distributions of cash resulting from a reduction of such Limited Partner's share of Operating Partnership nonrecourse liabilities sooner than he would have if such basis reduction had not occurred. Such basis reduction also will affect the Limited Partner's ability to deduct his share of any Operating Partnership tax losses. For the effect on a Limited Partner of a reduction in basis that may result from the Mergers, see "--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" and "--Treatment of Operating Partnership Distributions" above and "--Limitations on Deductibility of Losses" below.

  A Limited Partner's Initial Basis in his OP Units generally will be increased by any capital contributions made by the Limited Partner to the Operating Partnership and by the Limited Partner's share of (a) Operating Partnership taxable income and (b) subsequent increases in nonrecourse liabilities incurred by the Operating Partnership, if any. Generally, a Limited Partner's Initial Basis in his OP Units will be decreased (but not below zero) by his share of (i) Operating Partnership distributions, (ii) subsequent decreases in liabilities of the Operating Partnership, including any decrease in his share of nonrecourse liabilities of the Operating Partnership (see "--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution"), (iii) losses of the Operating Partnership and (iv) nondeductible expenditures of the Operating Partnership that are not chargeable to capital.

  Allocations of Operating Partnership Income, Gain, Loss and Deduction. The Partnership Agreement provides that if the Operating Partnership operates at a net loss, net losses shall be allocated to Host REIT and the limited partners in proportion to their respective percentage ownership interests in the Operating Partnership, provided that net losses that would have the effect of creating a deficit balance in a limited partner's capital account (as specially adjusted for such purpose) ("Excess Losses") will be reallocated to Host REIT, as general partner of the Operating Partnership. The Partnership Agreement also provides that, if the Operating Partnership operates at a net profit, net income shall be allocated first to Host REIT to the extent of Excess Losses with respect to which Host REIT has not previously been allocated net income and any remaining net income shall be allocated in proportion to the respective percentage ownership interests of Host REIT and the limited partners. Finally, the Partnership Agreement provides that if the Operating Partnership has preferred units outstanding, income will first be allocated to such preferred units to the extent necessary to reflect and preserve the economic rights associated with such preferred units.

  Under Section 704(b) of the Code, a partnership's allocation of any item of income, gain, loss or deduction to a partner will be given effect for federal income tax purposes so long as it has "substantial economic effect," or is otherwise in accordance with the "partner's interest in the partnership." If an allocation of an item does not satisfy this standard, it will be reallocated among the partners on the basis of their respective interests in the partnership, taking into account all facts and circumstances. The Operating Partnership believes that the allocations of items of income, gain, loss and deduction under the Partnership Agreement, as described above, will be considered to have substantial economic effect under the applicable Treasury Regulations.

  Tax Allocations with Respect to Book-Tax Difference on Contributed Hotels. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property and the adjusted tax basis of such property at the time of contribution (referred to as "Book-Tax Difference"). It is anticipated that, at the time of the Mergers, there will exist a substantial amount of Book-Tax Difference with respect to each of the Hotels. Because of prior depreciation deductions, this will be the case even if a particular Hotel has not appreciated in value in economic terms.

  The Partnership Agreement requires allocations of income, gain, loss and deduction attributable to the Hotels with respect to which there is a Book-Tax Difference be made in a manner that is consistent with Section 704(c) of the Code. The Partnership Agreement provides Host REIT, as general partner, with substantial latitude in determining how to apply the Section 704(c) requirements to the Operating Partnership. Host REIT generally intends to use the "traditional method" described in the Treasury Regulations under Section 704(c), with a provision for a curative allocation of gain on sale to the extent prior allocations of depreciation with respect to a specific Hotel were limited by the "ceiling rule" applicable under the traditional method (although there may be certain exceptions). Under the traditional method, in the case of a Hotel with respect to which there is a Book-Tax Difference, a Limited Partner who was a Limited Partner in the Partnership that is deemed to have contributed such Hotel will be allocated less depreciation (or perhaps no depreciation) with respect to such Hotel (and thus more taxable income) than would be the case if the Mergers had not occurred and the Limited Partner continued to hold his Partnership Interest. For such Limited Partner, these incremental allocations of income should be offset, at least in part, by depreciation deductions allocable to such Limited Partner with respect to (i) the Hotels held by the Operating Partnership through its ownership interests in Hotel Partnerships in which the Limited Partner was not a limited partner prior to the Mergers and (ii) the Hotels contributed by Host and the Blackstone Entities in connection with the Mergers. Nevertheless, it is possible that, as a result of these various allocations, the income allocable to a Limited Partner from the Operating Partnership (and, possibly, in the case of Limited Partners from some Partnerships, the resulting tax liability attributable to such income) could equal or exceed, perhaps by a substantial amount, the actual cash distributions to be received by the Limited Partner from the Operating Partnership.

  In light of the complexity of the governing rules affecting the calculation and allocation of depreciation with respect to properties contributed to a partnership, particularly when a number of those properties are subject to the separate adjustments required in connection with a technical termination under
Section 708 of the Code, the number of Hotels that the Operating Partnership will be acquiring in connection with the Mergers, the Blackstone Acquisition and the REIT Conversion and the impact on these calculations of other outside events, including equity offerings by Host or Host REIT and other acquisitions undertaken by Host, Host REIT or the Operating Partnership prior to or in connection with the REIT Conversion, the Operating Partnership and the General Partners believe that it is impossible to predict with any degree of precision the impact that the Mergers and the REIT Conversion will have on the future depreciation allocable by the Operating Partnership to the Limited Partners who participate in the Mergers.

  If a Hotel with a Book-Tax Difference is sold, any Book-Tax Difference remaining at the time the Hotel is sold would be required to be allocated exclusively to the partners who were partners in the Partnership that owned that Hotel, even though the proceeds of such sale would be allocated proportionately among all the partners in the Operating Partnership (and likely would be retained by the Operating Partnership, rather than distributed to holders of OP Units and Common Shares of Host REIT). Under the "traditional method" of allocation that will be used by the Operating Partnership, however, the gain required to be specially allocated under these rules would generally not exceed the gain that is actually recognized by the Partnership on the sale and allocated to the Operating Partnership (although the Partnership Agreement provides that the Operating Partnership may make a curative allocation of gain on sale to the extent prior allocations of depreciation with respect to a specific Partnership Hotel were limited by the "ceiling rule" applicable under the traditional method, which may cause the gain allocated to the former partners of a Partnership that sells a Hotel after the Mergers to exceed the gain actually recognized by the Partnership and allocated to the Operating Partnership). For a discussion of the impact to the Limited Partners of the Book-Tax Difference from a sale of a Hotel, see "--Sale of Individual Hotels" below.

  The Partnership Agreement also requires that any gain allocated to the Limited Partners (i) upon the sale or other taxable disposition of any Operating Partnership asset or (ii) due to the allocation of gain to the Operating Partnership from its interest in a Partnership, shall, to the extent possible, and after taking into account other required allocations of gain pursuant to the Partnership Agreement, be characterized as recapture income in the same proportions and to the same extent that such Limited Partners have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income (including by reason of any deductions previously allocated to them as holders of Partnership Interests).

  Sale of Individual Hotels. The current value of each of the Hotels exceeds its adjusted basis by a significant amount. Therefore, the Hotels owned by the Partnerships have significant Book-Tax Differences. In the event Host REIT were to cause a Partnership to sell a Hotel, the former Partners in that Partnership who hold OP Units would be specially allocated by the Operating Partnership an amount of taxable gain equal to the Hotel's Book-Tax Difference at the time of the sale, which will equal the Book-Tax Difference at the time of the Mergers, adjusted as described above in "Tax Allocations with Respect to Book-Tax Difference on Contributed Hotels." This special allocation will be made to the former Limited Partners in that Partnership in accordance with the manner in which gain would have been allocated under the applicable partnership agreement if the Partnership had sold all of its assets at the time of the Mergers for an amount equal to the aggregate Appraised Value of its Hotels. Such former Limited Partners would report the additional gain on their individual federal income tax returns. In addition, such former Limited Partners would not be entitled to any special distributions from the Operating Partnership in connection with such a sale, and thus they would not necessarily receive cash distributions from the Operating Partnership sufficient to pay such additional taxes. Although certain Hotels (including all of the Blackstone Hotels and the Hotel owned by Atlanta Marquis) will be covered by agreements with third parties that will restrict the Operating Partnership's ability to dispose of those properties, the Partnership Agreement does not impose any restriction upon the Operating Partnership's ability to cause a Partnership to sell any of the individual Hotels owned by the Partnerships. If a former Limited Partner is required to recognize gain from the sale of a Hotel, however, such a Limited Partner with passive losses or passive loss carryforwards may be able to use such losses to offset such gain, unless the Operating Partnership is treated as a publicly traded partnership for federal income tax purposes. See "--Tax Status of the Operating Partnership" above.

  The estimated Book-Tax Difference per Partnership Unit with respect to the Hotels owned by each of the Partnerships (computed assuming that the value of the OP Units received in the Mergers equals, but does not exceed, the Exchange Value of each Partnership) is set forth below. The amount of the Book-Tax Difference could be substantially different for a Limited Partner in a Partnership who acquired his Partnership Interest subsequent to the formation of such Partnership.

                                                                  704(C)
                                                           BOOK-TAX DIFFERENCE
PARTNERSHIP                                               (PER PARTNERSHIP UNIT)
-----------                                               ----------------------
Atlanta Marquis..........................................        $202,346
Chicago Suites...........................................          15,655
Desert Springs...........................................          57,753(1)
Hanover..................................................          63,680(2)
MDAH.....................................................          74,925(3)
MHP......................................................         221,532
MHP2.....................................................         189,981(4)
PHLP.....................................................          55,892

--------
(1) For a Limited Partner who purchased his Partnership Unit for cash. $57,552 for a Limited Partner who purchased his Partnership Unit for an installment note.
(2) For a Limited Partner who purchased his Partnership Unit for cash. $51,280 for a Limited Partner who purchased his Partnership Unit for an installment note.
(3) For a Limited Partner who purchased his Partnership Unit for cash and did not elect to reduce his basis in such Partnership Unit to defer the recognition of "cancellation of debt income" in 1993 ($80,077 for a Limited Partner who paid cash and did elect to reduce basis). $75,874 for a Limited Partner who purchased his Partnership Unit for an installment note and did not reduce basis ($81,026 for a Limited Partner who purchased an installment note and did elect to reduce basis).
(4) For a Limited Partner who purchased his Partnership Unit for cash. $189,071 for a Limited Partner who purchased his Partnership Unit for an installment note.

  Refinancing of the Indebtedness Secured by Individual Hotels. As described above under "Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution," Host REIT does not expect that a participating Limited Partner whose adjusted basis in his Partnership Interest is equal to or greater than the Original Limited Partner's Adjusted Basis for his Partnership Interest would recognize taxable gain at the time of the Mergers as a result of relief from liabilities resulting in a taxable deemed distribution in connection with the Mergers (based upon the assumptions set forth under the caption "--Assumptions Used in Determining Tax Consequences of the Mergers" above). However, there can be no assurance that any future refinancing of the indebtedness securing the Hotels would not result in a reduction of the liabilities allocated to the Limited Partners, thus resulting in a taxable deemed distribution. Although certain Hotels will be covered by agreements with third parties which will restrict the Operating Partnership's ability to refinance the indebtedness encumbering those Hotels, the Partnership Agreement does not impose any restriction on the Operating Partnership's ability to refinance (or cause a Partnership to refinance) the indebtedness secured by any of the Hotels owned by the Partnership. Except as described herein, the Operating Partnership has no present plan to prepay any of the indebtedness secured by the Hotels owned by the Partnerships (other than with the proceeds of indebtedness that would be considered nonrecourse liabilities allocable to those Hotels). The Operating Partnership, however, will have to repay mortgage indebtedness securing the Hotels owned by the Partnerships at the time such indebtedness matures. There can be no assurance that, at such time, the Operating Partnership will be able to obtain nonrecourse mortgage indebtedness secured only by those Hotels in an amount sufficient to avoid a deemed cash distribution to the former Limited Partners in that Partnership. (These considerations are particularly relevant with respect to the PHLP Limited Partners, where the existing mortgage indebtedness, which matures in December 1999, will need to be refinanced within one year following the Mergers.) Moreover, it is important to note that the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much of its debt as is possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. Depending upon its terms, such debt may not qualify as either "nonrecourse liabilities" for purposes of the rules under Section 752 of the Code (see "Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution") or as "qualified nonrecourse financing" for purposes of the "at risk" rules (see "Tax Consequences of the Mergers--Section 465(e) Recapture"). As described above (see "Tax Consequences of the Mergers IRS--Ruling Request Regarding Allocation of Partnership Liabilities"), the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT (i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752, (ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels, would be considered to be "secured" by those Hotels for purposes of computing the Section 704(c) Minimum Gain with respect to such Hotels (and thus would be allocable under "tier two" to the former Limited Partners in the Partnership owning those Hotels), and
(iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code Section 465.

  Generally, the maximum amount of gain that a Limited Partner could recognize as a result of a reduction in nonrecourse liabilities is (i) the amount by which his share of the liabilities of his Partnership (determined as set forth in "Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution") immediately prior to the Mergers exceeds his adjusted basis in his Partnership Interest immediately prior to the Mergers (which amount generally should be reflected as a "negative capital account" with respect to the Partnership Interest held at the time of the Mergers), plus (ii) actual cash distributions received with respect to OP Units subsequent to the Mergers to the extent such cash distributions exceed the net taxable income allocated to the Limited Partner with respect to the OP Units. The table below sets forth the estimated "capital accounts" for the Limited Partners in each of the Partnerships (per Partnership Unit) as of the time of the Mergers (computed assuming that each Limited Partner's adjusted basis in his Partnership Interest is the same as the Original Limited Partner's Adjusted Basis for his Partnership, as described under "--Assumptions Used in Determining Tax Consequences of the Mergers" above).

                                                                ESTIMATED
                                                             CAPITAL ACCOUNT
PARTNERSHIP                                               (PER PARTNERSHIP UNIT)
-----------                                               ----------------------
Atlanta Marquis..........................................       $(156,921)
Chicago Suites...........................................       $  17,478
Desert Springs...........................................       $ (16,873)(1)
Hanover..................................................       $  59,522(2)
MDAH.....................................................       $  34,291(3)
MHP......................................................       $ (80,458)
MHP2.....................................................       $  47,353(4)
PHLP.....................................................       $ (50,852)

--------
(1) For a Limited Partner who purchased his Partnership Unit for cash. ($16,672) for a Limited Partner who purchased his Partnership Unit for an installment note.
(2) For a Limited Partner who purchased his Partnership Unit for cash. $71,922 for a Limited Partner who purchased his Partnership Unit for an installment note.
(3) For a Limited Partner who purchased his Partnership Unit for cash and did not elect to reduce his basis in such Partnership Unit to defer the recognition of "cancellation of debt income" in 1993 ($29,139 for a Limited Partner who paid cash and did elect to reduce basis). $33,342 for a Limited Partner who purchased his Partnership Unit for an installment note and did not reduce basis ($28,190 for a Limited Partner who purchased an installment note and did elect to reduce basis).
(4) For a Limited Partner who purchased his Partnership Unit for cash. $48,263 for a Limited Partner who purchased his Partnership Unit for an installment note.

  Dissolution of the Operating Partnership. In the event of the dissolution of the Operating Partnership, see "Description of OP Units--Dissolution, Winding Up and Termination" above, a distribution of Operating Partnership property (other than money) will not result in taxable gain to a holder of OP Units (except to the extent provided in Sections 737, 704(c)(1)(B) and 731(c) of the Code), and a Limited Partner that holds OP Units at the time of the dissolution will hold such distributed property with a basis equal to the adjusted basis of his OP Units, reduced by any money distributed in liquidation. The liquidation of the Operating Partnership, however, will be taxable to a Limited Partner that holds OP Units to the extent that any money distributed in liquidation (including any money deemed distributed as a result of relief from liabilities) exceeds such Limited Partner's adjusted tax basis in his OP Units. If Host REIT were to issue to Limited Partners Common Shares of Host REIT upon dissolution of the Operating Partnership, a Limited Partner likely would be treated as if he had exchanged his OP Units for such Common Shares and would recognize gain or loss as if such OP Units were sold in a fully taxable exchange. See " --Tax Treatment of Exercise of Unit Redemption Right" below.

  Limitations on Deductibility of Losses; Treatment of Passive Activity and Portfolio Income. The passive loss limitations generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate, which would include the investment in the Operating Partnership for Limited Partners) to the extent that such losses are not in excess of the taxpayer's income from passive activities or investments. A Limited Partner will be able to offset losses from other passive activities (including the Partnerships) against income from the Operating Partnership that is considered passive income (but not portfolio income) so long as the Operating Partnership is not treated as a publicly traded partnership. The Operating Partnership and the General Partners believe, however, that there is a substantial risk that the Operating Partnership will be treated as a publicly traded partnership for purposes of the passive loss rules. See " --Tax Status of the Operating Partnership" above. In the event that the Operating Partnership is classified as a publicly traded partnership, any losses or deductions of the Operating Partnership allocable to a Limited Partner could not be used to offset passive income from other passive activities. Similarly, losses from other passive activities (including losses attributable to the Partnerships for periods prior to the Mergers) could not be applied to offset income of the Operating Partnership allocated to a Limited Partner. It is estimated that each Limited Partner in Atlanta Marquis, Chicago Suites, Desert Springs, MDAH and MHP who purchased his Partnership Interest at the time of the original offering of such Interests, has held such Partnership Interest continuously since that time and whose Partnership Interest has been his only investment in a passive activity would have a passive activity loss carryforward as of December 31, 1998.

  In addition to the foregoing limitations, a Limited Partner who holds OP Units may not deduct from taxable income his share of Operating Partnership losses, if any, to the extent that such losses exceed the lesser of (i) the adjusted tax basis of his OP Units at the end of the Operating Partnership's taxable year in which the loss occurs and (ii) the amount for which such holder is considered "at risk" at the end of that year. In general, a Limited Partner will initially be "at risk" to the extent of the basis in his OP Units (unless he borrowed amounts on a nonrecourse basis to acquire or carry his Partnership Interest), including for such purpose only such Limited Partner's share of the Operating Partnership's liabilities, as determined under Section 752 of the Code, that are considered "qualified nonrecourse financing" for purposes of the "at risk" rules. The Operating Partnership believes that the existing debt secured by the Hotels (to the extent not guaranteed by or loaned by Host or one of the General Partners and excluding, for these purposes, the existing debt secured by the Hotels contributed by the Blackstone Entities) will constitute qualified nonrecourse financing for this purpose, but there can be no assurance that the IRS might not contend otherwise. There can be no assurance that debt incurred by the Operating Partnership in the future to refinance existing debt would be considered qualified nonrecourse financing. After consummation of the Mergers, in general, a Limited Partner's "at risk" amount will increase or decrease as the adjusted basis in his OP Units increases or decreases. Losses disallowed to a holder of OP Units as a result of these rules can be carried forward and may be allowable to such holder to the extent that his adjusted basis or "at risk" amount (whichever was the limiting factor) is increased in a subsequent year. The "at risk" rules apply to an individual partner, an individual shareholder of a corporate partner that is an S corporation and a corporate partner if fifty percent (50%) or more of the value of stock of such corporate partner is owned directly or indirectly by five or fewer individuals at any time during the last half of the taxable year.

  The "at risk" provisions of the Code generally do not apply to losses attributable to real property placed in service prior to January 1, 1987, by the taxpayer or to losses attributable to a partnership in which the taxpayer acquired its interests before that date. Pursuant to these rules, the "at risk" rules have not been applicable to date to those Hanover, MHP and PHLP Limited Partners who acquired their Partnership Interests at the time of the original offerings of the Interests in their Partnerships and who have held those Partnership Interests since that time. These Limited Partners, however, will become subject to the "at risk" rules as a result of the Mergers and their receipt of OP Units in connection therewith (since the OP Units do not qualify for the "grandfather" rule).

  Section 754 Election. The Operating Partnership will make the election permitted by Section 754 of the Code effective for its first taxable year commencing immediately after the REIT Conversion. It is irrevocable unless the consent of the IRS is obtained. The election will generally permit a purchaser of OP Units in 1999 or thereafter, such as Host REIT when it acquires OP Units from Limited Partners upon a redemption of OP Units (or pursuant to the Common Share Election), to adjust its share of the basis in the Operating Partnership's properties ("inside basis") pursuant to Section 743(b) of the Code to fair market value (as reflected by the value of consideration paid for the OP Units), as if such purchaser had acquired a direct interest in the Operating Partnership's assets. The Section 743(b) adjustment is attributed solely to a purchaser of OP Units and is not added to the bases of the Operating Partnership's assets associated with all of the holders of OP Units in the Operating Partnership. An acquirer of OP Units (such as Host REIT when it acquires OP Units from Limited Partners upon a redemption of OP Units or pursuant to the Common Share Election) that obtains a Section 743(b) adjustment by reason of such acquisition will be allowed depreciation with respect to such adjustment beginning as of the date of the exchange as if the adjustment were new property placed in service as of that date. A similar basis adjustment would be permitted for the Operating Partnership when there is a distribution or a deemed distribution to a holder of OP Units that results in the recognition of gain to such holder of OP Units.

  Effect of the Mergers on Depreciation. Under Section 708(b)(1)(B) of the Code, a partnership will be considered to have been terminated if, within a twelve-month period, there is a sale or exchange of 50% or more of the interests in partnership capital and profits. As a result of the Mergers, four of the Partnerships, Atlanta Marquis, Desert Springs, MHP and PHLP, will terminate for federal income tax purposes under Section 708(b)(1)(B) of the Code. The Operating Partnership will take certain steps intended to prevent such a termination of the remaining four partnerships, Chicago Suites, Hanover, MDAH and MHP2, but there can be no assurance that the IRS will not determine that such partnerships did not experience a termination as a result of the Mergers.
Section 168(i)(7) of the Code provides, in effect, that when a partnership terminates under Section 708(b)(1)(B) of the Code, the partnership must begin new depreciation periods for its property. As a result, the remaining bases of the Hotels owned by the Partnerships acquired by the Operating Partnership in the Mergers that terminate for federal income tax purposes will be depreciated over 39 years, rather than over the remaining current life of those Hotels (which range from less than one year to 39 years). The Partnerships are presently depreciating such remaining bases over shorter, in some cases significantly shorter, periods of time. Thus, the Mergers will adversely affect the computation of depreciation deductions with respect to the Hotels owned by the Participating Partnerships that terminate for federal income tax purposes (as well as certain other Private Partnerships in which the Operating Partnership will acquire an interest in connection with the REIT Conversion), as compared to the computation of depreciation deductions with respect to the Hotels owned by such Partnerships prior to the Mergers. The effect upon the depreciation deductions to be taken with respect to the Hotels held by each such terminating Partnership will (in a majority, but not in all, of the cases) be significant.

  Disposition of OP Units by Limited Partners. If OP Units are sold or otherwise disposed of, the determination of gain or loss from the sale or other disposition will be based upon the difference between the amount realized and the tax basis for such OP Units. See "--Initial Tax Basis of OP Units" above. Upon the sale of OP Units, the "amount realized" will be measured by (i) the sum of the cash and fair market value of other property received for the OP Units plus (ii) the portion of the Operating Partnership's liabilities considered allocable to the OP Units sold. Similarly, upon a gift of OP Units, a Limited Partner will be deemed to have received cash equal to the portion of the Operating Partnership's nonrecourse liabilities considered allocable to such OP Units. To the extent that the amount of cash or property received plus the allocable share of the Operating Partnership's nonrecourse liabilities exceeds the Limited Partner's basis for the OP Units, such Limited Partner will recognize gain. The tax liability resulting from such gain could exceed the amount of cash received upon such disposition.

  Such gain will be capital gain if the OP Units have been held by the Limited Partner as a capital asset. However, to the extent that the amount realized upon the sale of OP Units attributable to a partner's share of the Operating Partnership's inventory items and/or "unrealized receivables" (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously includible in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of the OP Units, such as "depreciation recapture" under Sections 1245 and 1250 of the Code.

  For corporations, the maximum rate of tax on the net capital gain from a sale or exchange of a capital asset held for more than twelve months is currently 35%. The Taxpayer Relief Act of 1997 (the "1997 Act") altered the taxation of capital gain income for non-corporate taxpayers. Pursuant to the 1997 Act, for individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange of a capital asset held for more than 18 months is currently 20% and the maximum rate for capital assets held for more than one year but not more than 18 months is currently 28%. In addition, the maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is currently 25% (rather than 20%) to the extent of the prior deductions for "unrecaptured Section 1250 gain" (that is, previously claimed depreciation deductions that would not be recaptured as ordinary income). The 1997 Act also provides special rules for "qualified 5-year gain" and other changes to prior law. The recently enacted Internal Revenue Service Restructuring and Reform Act of 1998 (the "IRS Restructuring Act"), however, reduced the holding period requirement established by the 1997 Act for the application of the 20% and 25% capital gain tax rates to 12 months from 18 months for sales of capital gain assets after December 31, 1997.

  The 1997 Act provides the IRS with authority to issue regulations that could, among other things, apply these rates on a look-through basis in the case of "pass-through" entities such as the Operating Partnership. The

IRS has not yet issued such regulations, and if it does not issue such regulations in the future, the rate of tax that would apply to the disposition of OP Units by an individual, trust or estate likely would be determined based upon the period of time over the which such individual, trust or estate held such OP Units. No assurance, however, can be provided that the IRS will not issue regulations that would provide that the rate of tax that would apply to the disposition of OP Units by an individual, trust or estate would be determined based upon the nature of the assets of the Operating Partnership and the periods of time over which the Operating Partnership held such assets. Moreover, no assurance can be provided that such regulations would not be applied retroactively. If such regulations were to apply to the disposition of OP Units, any gain on such sale possibly could be treated partly as gain from the sale of a capital asset held for more than one year, partly as gain from the sale of a capital asset held for one year or less and partly as gain that is considered "unrecognized Section 1250 gain." Limited Partners are urged to consult with their own tax advisors with respect to the new rules contained in the 1997 Act and in the IRS Restructuring Act.

  Tax Treatment of Exercise of Unit Redemption Right. In the event that a Limited Partner exercises his Unit Redemption Right (see "Description of OP Units--Unit Redemption Right"), it is generally anticipated that Host REIT will elect to exercise its right under the Partnership Agreement to acquire the redeeming Limited Partner's OP Units in exchange for cash or Common Shares; however, Host REIT will be under no obligation to exercise such right. In the event that Host REIT does so elect, such transaction will be a fully taxable sale to the redeeming Limited Partner, and such redeeming Limited Partner will be treated as realizing in connection with such sale an amount equal to the amount of the cash or the value of the Common Shares received in the exchange plus the amount of Operating Partnership liabilities allocable to the redeemed OP Units at the time of the redemption.

  If Host REIT does not elect to assume the obligation to redeem a Limited Partner's OP Units, the Operating Partnership generally will be required to redeem such OP Units for cash. If the Operating Partnership redeems OP Units for cash that Host REIT contributes to the Operating Partnership to effect such redemption, the redemption likely will be treated as a sale of such OP Units to Host REIT in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming Limited Partner will recognize taxable gain or loss to the extent that the amount he is treated as realizing (the amount of the cash received in the exchange plus the amount of Operating Partnership liabilities allocable to the redeemed OP Units at the time of the redemption) exceeds or is less than, respectively, his adjusted tax basis in his OP Units redeemed. If, instead, the Operating Partnership chooses to redeem a Limited Partner's OP Units for cash that is not contributed by Host REIT to effect the redemption, the tax consequences will be the same as described in the previous sentence, except that if the Limited Partner redeems less than all of his OP Units, the Limited Partner will not be permitted to recognize any taxable loss in connection with the redemption and will recognize taxable gain on the redemption only to the extent that the sum of cash and the share of Operating Partnership liabilities allocable to the redeemed OP Units exceeds the Limited Partner's adjusted tax basis in all of his OP Units held immediately before the redemption (rather than just the basis of the OP Units redeemed).

  For a discussion of the impact of the receipt and exercise of a Limited Partner's Unit Redemption Right upon the tax consequences of the Mergers, see "Tax Consequences of the Mergers--Unit Redemption Right" above.

  Tax Shelter Registration. Under Section 6111 of the Code, the person principally responsible for organizing certain "tax shelters" must register the "tax shelter" with the IRS. Host REIT may be required to register the Operating Partnership with the IRS as a "tax shelter" pursuant to this provision. The following rules will apply if such registration is required. Host REIT will be required to provide each Limited Partner with the tax shelter registration number assigned to the Operating Partnership by the IRS. Each Limited Partner will then be required to include this tax shelter registration number on any tax return on which the Limited Partner claims any deduction, credit, loss or other tax benefit, or reports any income, from the Operating Partnership. Each Limited Partner must report the tax shelter registration number by preparing a Form 8271 ("Investor Reporting of Tax Shelter Registration Number") with respect to the Operating Partnership and attaching it to his return. The penalty for failure to include the tax shelter registration number in a return is $250 per failure per return.

  In addition, if a Limited Partner transfers any OP Units, he is required to provide the transferee with the Operating Partnership's tax shelter registration number generally in the same manner and form in which such registration number is originally provided to the Limited Partner by Host REIT. The penalty for failure to provide the tax shelter registration number to a transferee of OP Units is $100 per occurrence.

  In connection with the registration of the Operating Partnership as a tax shelter, Host REIT would be required, under Section 6112 of the Code, to maintain a list of all investors purchasing OP Units. Such list must include the name, address and taxpayer identification number of each purchaser, the number of OP Units acquired and the date of acquisition. Section 6112 requires that such list be maintained and made available for inspection upon the request of the IRS for a period of seven years.

  In addition, Section 6112 requires that any Limited Partner who transfers any OP Units maintain and make available to the IRS, for seven years, a list specifying the name, address and taxpayer identification number of the transferee of such OP Units, as well as the date of transfer. As an alternative to maintaining such list for seven years, a Limited Partner may satisfy its obligation under Section 6112 by sending the information required to be included on such list to Host REIT at the time the OP Units are transferred. The penalty for failure either to maintain such a list or to send the required information to Host REIT is $50.

  REGISTRATION OF THE OPERATING PARTNERSHIP WITH THE INTERNAL REVENUE SERVICE AND THE ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

  Operating Partnership Income Tax Information Returns and Operating Partnership Audit Procedures. The Operating Partnership plans to furnish the holders of OP Units with the tax information reasonably required by the holders of OP Units for federal and state income tax reporting purposes within 90 days of the close of each of the Operating Partnership's taxable years.

  The federal income tax information returns filed by the Operating Partnership may be audited by the IRS. The Code contains partnership audit procedures governing the manner in which IRS audit adjustments of partnership items are resolved. The Operating Partnership will be able to elect (i) to participate in the simplified pass-through system for audits that was enacted as part of the 1997 Act, which election is available to partnerships that have 100 or more partners and meet certain other requirements set forth in the 1997 Act; or (ii) to have its audits governed under the audit rules which were enacted as part of the Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA"). The Operating Partnership has not yet made this determination, but in making the determination, Host REIT, as general partner of the Operating Partnership, will not be required (but will be expressly permitted) to take into account the tax consequences of the determination to any holder of OP Units and the holders of OP Units will have no right to approve or disapprove of such determination.

  Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit is determined at the partnership level in a unified partnership proceeding, rather than in separate proceedings with each partner. The Code provides for one person to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints Host REIT as the Tax Matters Partner for the Operating Partnership.

  Under TEFRA, the Tax Matters Partner is authorized, but not required, to take certain actions on behalf of the Operating Partnership and the Limited Partners and can extend the statute of limitations for assessment of tax deficiencies against Limited Partners with respect to Operating Partnership items. The Tax Matters Partner will make a reasonable effort to keep each Limited Partner informed of administrative and judicial tax proceedings with respect to Operating Partnership items in accordance with Treasury Regulations issued under Section 6223 of the Code. In connection with adjustments to Operating Partnership tax returns proposed by the IRS, the Tax Matters Partner may bind any Limited Partner with less than a one percent (1%) profits interest in the Operating Partnership to a settlement with the IRS unless the Limited Partner elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the Limited Partners are bound) of a final Operating Partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Limited Partner having at least a one percent (1%) interest in the profits of the Operating Partnership and by partners in the Operating Partnership having, in the aggregate, at least a five percent (5%) profits interest. Only one judicial proceeding will go forward, however, and each Limited Partner with an interest in the outcome may participate.

  The Limited Partners will generally be required to treat Operating Partnership items on their federal income tax returns in a manner consistent with the treatment of the items on the Operating Partnership information return. In general, that consistency requirement is waived if the Limited Partner files a statement with the IRS identifying the inconsistency. Failure to satisfy the consistency requirement, if not waived, will result in an adjustment to conform the treatment of the item by the Limited Partner to the treatment on the Operating Partnership return. Even if the consistency requirement is waived, adjustments to the Limited Partner's tax liability with respect to Operating Partnership items may result from an audit of the Operating Partnership's information return or the Limited Partner's tax return. Intentional or negligent disregard of the consistency requirement may subject a Limited Partner to substantial penalties. In addition, an audit of the Operating Partnership's information return may also lead to an audit of an individual Limited Partner's tax return and such audit could result in the adjustment of nonpartnership items.

  If a partnership makes an election to have the simplified audit procedure for large partnerships enacted as part of the 1997 Act apply, there would be differences in the rights of Limited Partners. For example, as under the TEFRA rules, the IRS would challenge a reporting position taken by the Operating Partnership by conducting a single administrative proceeding, the outcome under which would bind all partners. Unlike partners in a TEFRA partnership, however, partners in an electing large partnership under the 1997 Act have no individual right to notice of the adjustment proceedings and no individual right to participate in the proceedings. Like other partnerships, an electing partnership under the 1997 Act may request judicial review of a partnership adjustment. However, unlike partnerships governed by TEFRA, the individual partners in an electing large partnership have no right to file petitions for readjustment of the partnership items. Finally, a partner in an electing partnership must report all partnership items consistently with their treatment on the partnership return. Unlike the comparable TEFRA audit rule, an inconsistency cannot be excused by notifying the IRS of the differing treatment. Limited Partners who fail to report partnership items consistently with their treatment on the partnership return are subject to accuracy-related and fraud penalties.

  Alternative Minimum Tax on Items of Tax Preference. The Code contains different sets of minimum tax rules applicable to corporate and non-corporate taxpayers. The discussion below relates only to the alternative minimum tax applicable to non-corporate taxpayers. LIMITED PARTNERS THAT ARE CORPORATIONS SHOULD CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF THE CORPORATE MINIMUM TAX PROVISIONS FOLLOWING CONSUMMATION OF THE MERGERS.

  Non-corporate taxpayers are subject to an alternative minimum tax to the extent the tentative minimum tax ("TMT") exceeds the regular income tax otherwise payable. The rate of tax imposed on alternative minimum taxable income ("AMTI") in computing TMT is 26% for AMTI under $175,000 and 28% for AMTI over $175,000. AMTI consists of the taxpayer's taxable income, as adjusted under Sections 56 and 58 of the Code, plus his items of tax preference; certain taxpayers are entitled to an exemption amount equal to $45,000 for a joint return or a return filed as a surviving spouse, $33,750 for a single return and $22,500 for married persons filing separate returns, estates and trusts. These exemption amounts will be phased out if the AMTI of a taxpayer exceeds certain thresholds.

  In computing alternative minimum taxable income, for all depreciable property placed in service after May 13, 1993, an alternative cost recovery (depreciation) system is substituted for the regular tax cost recovery (depreciation) system. For example, cost recovery for real property is computed on the straight-line basis over a 40-year life, rather than the 27.5- or 39-year lives used under the regular tax system. The 1997 Act eliminates this requirement for any property placed in service after December 31, 1998. The limitation on deduction of

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passive activity losses (as recomputed for AMTI purposes) applies to the calculation of AMTI. The utilization of itemized deductions is also limited.

  The Operating Partnership will not be subject to the alternative minimum tax, but the Limited Partners are required to take into account on their own tax returns their respective shares of the Operating Partnership's tax preference items and adjustments (and their shares of tax preference items and adjustments of the Partnerships and other Subsidiaries which are allocated to the Operating Partnership) in order to compute alternative minimum taxable income. Since the impact of this tax depends on each Limited Partner's particular situation, the Limited Partners are urged to consult their own tax advisors as to the applicability of the alternative minimum tax following consummation of the Mergers.

  State and Local Taxes. In addition to the federal income tax aspects described above, a Limited Partner should consider the potential state and local tax consequences of owning OP Units. Tax returns may be required and tax liability may be imposed both in the state or local jurisdictions where a Limited Partner resides and in each state or local jurisdiction in which the Operating Partnership has assets or otherwise does business. Thus, Limited Partners holding OP Units may be subject to state and local taxation in a number of jurisdictions in which the Operating Partnership directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. In this regard, immediately following the Mergers, the Operating Partnership expects that it will own properties in 28 states across the United States as well as the District of Columbia. The Operating Partnership anticipates providing the Limited Partners with any information reasonably necessary to permit them to satisfy state and local return filing requirements. Furthermore, the Operating Partnership will be subject to a wide range of different state filing requirements; for example, in certain states, the Operating Partnership may elect to file composite returns on behalf of its non-resident partners, while in other states it may be required to withhold state taxes with respect to its non-resident partners. The Operating Partnership will deduct the former Limited Partners' share of any such state taxes imposed from its distributions to such partners. To the extent that a Limited Partner pays income tax with respect to the Operating Partnership to a state where it is not resident (or the Operating Partnership is required (or elects) to pay such tax on behalf of the Limited Partner), the Limited Partner may be entitled, in whole or in part, to a deduction or credit against income tax that otherwise would be owed to his state of residence with respect to the same income. A Limited Partner should consult with his personal tax advisor with respect to the state and local income tax implications for such Limited Partner of owning OP Units.

FEDERAL INCOME TAXATION OF HOST REIT FOLLOWING THE MERGERS

  General. Host REIT plans to make an election to be taxed as a REIT under Sections 856 through 859 of the Code, effective for its first taxable year commencing after the REIT Conversion (which Host REIT currently expects to be the year beginning January 1, 1999, but which might not be until the year beginning January 1, 2000). Host REIT intends that, commencing with such first taxable year, it will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and Host REIT intends to continue to operate in such a manner, but no assurance can be given that it in fact will continue to operate in such a manner so as to qualify or remain qualified.

  The sections of the Code and the corresponding Treasury Regulations that govern the federal income tax treatment of a REIT and its shareholders are highly technical and complex. The following sets forth a summary of the material aspects of these rules, which summary, however, is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  Hogan & Hartson has acted as counsel to Host REIT in connection with the REIT Conversion and Host REIT's election to be taxed as a REIT. Host REIT expects that Hogan & Hartson will provide to Host REIT prior to the Effective Date an opinion to the effect that, beginning with Host REIT's first full taxable year commencing after the REIT Conversion is completed, Host REIT will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion

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

will be conditioned upon the completion of the REIT Conversion and upon certain representations made by Host REIT and the Operating Partnership as to factual matters relating to the organization and operation of Host REIT, the Operating Partnership, the Hotel Partnerships, the Subsidiary Partnerships, the Non-Controlled Subsidiaries, the Host Employee Trust and Crestline and the Lessees, including the structure of each Lease. In addition, this opinion will be based upon the factual representations of Host REIT concerning its business and properties as described in this Consent Solicitation and will assume that the actions described in this Consent Solicitation are completed in a timely fashion. Moreover, such qualification and taxation as a REIT depends upon Host REIT's ability to meet on an ongoing basis (through actual annual operating results, distribution levels and diversity of share ownership) the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Hogan & Hartson. Accordingly, no assurance can be given that the actual results of Host REIT's operations for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Consent Solicitation may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure of Host REIT to Qualify as a REIT" below.

  If Host REIT qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a regular corporation. However, Host REIT will be subject to federal income tax as follows:

  1. Host REIT will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains (provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the shareholder level). A REIT's "REIT taxable income" is the otherwise taxable income of the REIT subject to certain adjustments, including a deduction for dividends paid.

  2. Under certain circumstances, Host REIT may be subject to the "alternative minimum tax" on its items of tax preference.

  3. If Host REIT has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

  4. If Host REIT has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

  5. If Host REIT should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which Host REIT fails the 75% or 95% test multiplied by (b) a fraction intended to reflect Host REIT's profitability.

  6. If Host REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, Host REIT would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained but with respect to which federal income tax was paid.

  7. If Host REIT acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the hands of Host REIT is determined by reference to the basis of the asset in the hands of the C corporation (a "Built-In Gain Asset"), and Host REIT recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by Host REIT (the "Recognition Period"), then, to the extent of the asset's "Built-In Gain" (i.e., the excess of (a) the fair market value of such asset over (b) Host REIT's adjusted basis in the asset, determined when Host REIT acquired the asset), such gain will be subject to tax at the highest regular corporate rate applicable.

  Host REIT will own an indirect interest in appreciated assets that Host held before the REIT Conversion. Such appreciated assets will have a "carryover" basis and thus will be "Built-In Gain Assets" with respect to Host REIT. Under IRS Notice 88-19, unless Host REIT were to elect to be subject to corporate income tax on any Built-In Gain recognized with respect to such Built-In Gain Assets during the Recognition Period commencing on the first day of Host REIT's first taxable year as a REIT, Host would have to pay federal corporate income tax on the Built-In Gain at the time of the REIT Conversion. In connection with the REIT Conversion, Host REIT will make the election provided for in Notice 88-19 with respect to all of Host's assets that will be owned by the Operating Partnership subsequent to the REIT Conversion. As a result of this election, if such appreciated property is sold within the ten-year period following the REIT Conversion, Host REIT will generally be subject to regular corporate tax on that gain to the extent of the Built-In Gain in that property at the time of the REIT Conversion. The total amount of gain on which Host REIT can be taxed is limited to its net Built-In Gain (defined for these purposes as the excess of the aggregate fair market value of its assets at the time it became a REIT over the adjusted tax bases of those assets at that time) at the time of the REIT Conversion. This tax could be very material, however, and may result in the Operating Partnership and Host REIT seeking to avoid a taxable disposition of any significant assets owned by Host at the time of the REIT Conversion for the ten taxable years following the REIT Conversion (even though such disposition might otherwise be in the best interests of the Operating Partnership and Host REIT).

  Notwithstanding Host REIT's status as a REIT, it is likely that substantial deferred liabilities of Host will be recognized over the next ten years (including, but not limited to, tax liabilities attributable to Built-in Gain Assets and deferred tax liabilities attributable to taxable income for which neither Host REIT nor the Operating Partnership will receive corresponding cash). In addition, the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur), whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

  The Operating Partnership will pay (or reimburse Host REIT for) all taxes incurred by Host REIT (except for taxes imposed on Host REIT by reason of its failure to qualify as a REIT or to distribute to its shareholders an amount equal to its "REIT taxable income," including net capital gains). This obligation by the Operating Partnership would include any federal corporate income tax imposed on Built-In Gain.

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) (the "not closely held" requirement); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets.

  The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (v) and (vi) will not apply until after the first taxable year for which Host REIT makes the election to be taxed as a REIT. For purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition
(vi). Compliance with condition (v) shall be determined by disregarding the ownership of Host REIT shares by any person(s) who: (1) acquired such Host REIT shares as a gift or bequest or pursuant to a legal separation or divorce;
(2) is the estate of any person making such transfer to the estate; or (3) is a company established exclusively for the benefit of (or wholly-owned by) either the person making such

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

transfer or a person described in (1) or (2). In connection with condition
(vi), Host REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. If Host REIT complies with this requirement, and it does not know, or exercising reasonable diligence would not have known, whether it failed to meet condition
(vi), then it will be treated as having met condition (vi). If Host REIT fails to send such annual letters, it will be required to pay either a $25,000 penalty or, if the failure is intentional, a $50,000 penalty. The IRS may require Host REIT, under those circumstances, to take further action to ascertain actual ownership of its shares, and failure to comply with such an additional requirement would result in an additional $25,000 (or $50,000) penalty. No penalty would be assessed in the first instance, however, if the failure to send the letters is due to reasonable cause and not to willful neglect.

  Host REIT believes that it will meet conditions (i) through (iv). In addition, Host REIT believes that it will have outstanding (commencing with its first taxable year as a REIT) Common Shares with sufficient diversity of ownership to allow it to satisfy conditions (v) and (vi). With respect to condition (vi), Host REIT intends to comply with the requirement that it send annual letters to its shareholders requesting information regarding the actual ownership of its shares. In addition, Host REIT's Charter provides for restrictions regarding the transfer and ownership of Common Shares, which restrictions are intended to assist Host REIT in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such ownership and transfer restrictions are described in "Description of Shares of Beneficial Interest--Restrictions on Ownership and Transfer." These restrictions, together with compliance with the annual shareholder letter requirement described above, however, may not ensure that Host REIT will, in all cases, be able to satisfy the share ownership requirements described above. If Host REIT fails to satisfy such share ownership requirements, Host REIT's status as a REIT will terminate. See "--Failure of Host REIT to Qualify as a REIT."

  A corporation may not elect to become a REIT unless its taxable year is the calendar year. Although Host currently has adopted a 52-53 week year ending on the Friday closest to January 1, Host REIT will adopt a calendar year taxable year in connection with the REIT Conversion.

  In order to qualify as a REIT, Host REIT cannot have at the end of any taxable year any undistributed "earnings and profits" that are attributable to a "C corporation" taxable year. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute such accumulated earnings and profits. In connection with the REIT Conversion, Host or Host REIT intends to make the Initial E&P Distribution. The aggregate amount of such distribution is currently expected to be in the range of approximately $525 million to $625 million and is intended to eliminate the substantial majority of Host's undistributed earnings and profits. The actual amount of the distribution will be based in part upon the estimated amount of accumulated earnings and profits of Host as of the last day of its taxable year in which the Host merger into Host REIT is consummated. To the extent, however, that Host has any such undistributed earnings and profits at the time of the REIT Conversion (including earnings and profits resulting from either transactions undertaken in contemplation of the REIT Conversion or the REIT Conversion itself), such earnings and profits (the "Acquired Earnings") will carry over to Host REIT and will be treated as accumulated earnings and profits of a REIT attributable to non-REIT years. Host REIT will be required to distribute these earnings and profits prior to the end of 1999 (the first taxable year for which the REIT election of Host REIT currently is expected to be effective, although such REIT election may be effective for taxable year
2000). Failure to do so would result in disqualification of Host REIT as a REIT at least for taxable year 1999. If Host REIT should be so disqualified for taxable year 1999, subject to the satisfaction by Host REIT of certain "deficiency dividend" procedures described below in "--Annual Distribution Requirements Applicable to REITs" and assuming that Host REIT otherwise satisfies the requirements for qualification as a REIT, Host REIT should qualify as a REIT for taxable year 2000 and thereafter. Host REIT believes that the Initial E&P Distribution, together with any distributions of Acquired Earnings made after the REIT Conversion but prior to December 31, 1999, will be sufficient to distribute all of the Acquired Earnings as of December 31, 1999, but there are substantial uncertainties relating to the estimate of the Acquired Earnings, as described below, and the value of noncash consideration to be distributed as part of the Initial E&P Distribution, and, thus, there can be no assurance this requirement will be met.

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

  The estimated amount of the Acquired Earnings will be based on the consolidated earnings and profits of Host (including each of its predecessors) accumulated from 1929, the first year that the predecessor of Host was a "C" corporation, through and including Host's 1998 taxable year (and taking into account the allocation, as a matter of law, of 81% of Host's accumulated earnings and profits to Marriott International, Inc. on October 8, 1993 in connection with the Marriott International Distribution), determined based on the available tax returns and certain assumptions with respect to both such returns and other matters. The calculation of the Acquired Earnings, however, depends upon a number of factual and legal interpretations related to the activities and operations of Host and its corporate affiliates during its entire corporate existence and is subject to review and challenge by the IRS. There can be no assurance that the IRS will not examine the tax returns of Host and its affiliates for all years prior to and including the REIT Conversion and propose adjustments to increase their taxable income. The impact of such proposed adjustments, if any, may be material. If the IRS were to examine Host's calculation of its earnings and profits (and thus the amount of Acquired Earnings, if any), the IRS can consider all taxable years of Host, its affiliates and its predecessors as open for review for purposes of such determination.

  Hogan & Hartson will express no opinion as to the amount of the earnings and profits of Host and its predecessors and, accordingly, for purposes of its opinion as to the qualification of Host REIT as a REIT following the REIT Conversion, Hogan & Hartson is relying upon a representation from Host REIT that by the end of Host's first taxable year as a REIT, it will have eliminated all Acquired Earnings.

  Qualified REIT Subsidiary. If Host REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary will be disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as assets, liabilities and items of Host REIT itself. Generally, a qualified REIT subsidiary is a corporation all of the capital stock of which is owned by one REIT. Host REIT anticipates owning one or more qualified REIT subsidiaries for purposes of holding de minimis indirect interests in the Hotel Partnerships. A "qualified REIT subsidiary" will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in certain jurisdictions.

  Ownership of Partnership Interests by a REIT. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code (including satisfying the gross income tests and the asset tests). Thus, Host REIT's proportionate share of the assets and items of income of the Operating Partnership (including the Operating Partnership's share of such items of the Hotel Partnerships and any other subsidiaries that are partnerships or LLCs) will be treated as assets and items of income of Host REIT for purposes of applying the requirements described herein. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in "--Tax Aspects of Host REIT's Ownership of OP Units." As the sole general partner of the Operating Partnership, Host REIT will have direct control over the Operating Partnership and indirect control over the Hotel Partnerships and the partnerships in which the Operating Partnership or the Hotel Partnerships have a controlling interest and intends to operate these entities consistent with the requirements for qualification of Host REIT as a REIT.

  Income Tests Applicable to REITs. In order to maintain qualification as a REIT, Host REIT annually must satisfy two gross income requirements. First, at least 75% of Host REIT's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of Host REIT's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from such real property investments, dividends, interest, certain hedging instruments and gain from the sale or disposition of stock or securities, including certain hedging instruments (or from any combination of the foregoing).


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

  Rents paid pursuant to the Leases (together with dividends and interest received from the Non-Controlled Subsidiaries will constitute substantially all of the gross income of Host REIT. Several conditions must be satisfied in order for rents received by Host REIT, including the rents received pursuant to the Leases, to qualify as "rents from real property" in satisfying the gross income requirements for a REIT described in the preceding paragraph. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if Host REIT, or an actual or constructive owner of 10% or more of Host REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property" (as discussed above in "--Tax Consequences of the Mergers--Taxable Income Attributable to Sales of Personal Property in Connection with the REIT Conversion") (the "15% Personal Property Test").

  Finally, if (i) Host REIT operates or manages a property or furnishes or renders services to the tenants at the property other than through an independent contractor from whom Host REIT derives no revenue, excluding for these purposes services "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant," and (ii) the greater of (a) the income derived from such services or (b) 150% of the cost of providing such services (the "Impermissible Tenant Service Income") exceeds one percent of the total amount received by Host REIT with respect to the property (or, if such services are not available to all tenants at a property, possibly with respect to each tenant to whom the services are made available), then no amount received by Host REIT with respect to the property (or, where possibly applicable, such tenant) will qualify as "rents from real property." If the Impermissible Tenant Service Income is one percent or less of the total amount received by the REIT with respect to the property (or, where possibly applicable, such tenant), then only the Impermissible Tenant Service Income will not qualify as "rents from real property." To the extent that services other than those customarily furnished or rendered in connection with the rental of real property are rendered to the tenants of the property by an independent contractor, the cost of the services must be borne by the independent contractor.

  The Operating Partnership and each Hotel Partnership that owns Hotels (together with certain other subsidiaries of the Operating Partnership that may own Hotels) will enter into a Lease with a Lessee that is a Crestline subsidiary, pursuant to which the owner of such Hotels will lease the Hotels that it owns to the Lessee for a term of years (ranging generally from seven to ten years, depending upon the particular Hotel) commencing on or before January 1, 1999 (assuming the merger of Host into Host REIT occurs prior to that date; otherwise, as soon as practicable following the distribution of the Crestline common stock as part of the Initial E&P Distribution). In addition, the Operating Partnership will lease to the Lessees, on similar terms, the Hotels contributed by the Blackstone Entities. Each Lease will provide for thirteen payments per annum of the specified Base Rent plus, to the extent that it would exceed the Base Rent, Percentage Rent, which Percentage Rent will be calculated based upon the gross sales of the Hotels subject to the particular Lease, plus certain other amounts. See "Business and Properties-- The Leases."

  Neither Host REIT nor the Operating Partnership intends to (i) provide any services to the Lessees with respect to the operation of the Hotels; (ii) charge rent for any Hotel that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above); (iii) rent any Hotel to a Related Party Tenant (unless the Board of Directors determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize Host REIT's status as a REIT); or (iv) derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease (unless the Board of Directors determines in its discretion that the amount of such rent attributable to personal property is not material and will not jeopardize Host REIT's status as a REIT).


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

  In order for the rent paid pursuant to the Leases to constitute "rents from real property," (i) the Lessees must not be regarded as Related Party Tenants; and (ii) the Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. A Lessee will be regarded as a Related Party Tenant only if Host REIT and/or one or more actual or constructive owners of 10% or more of Host REIT, actually or constructively, own 10% or more of such Lessee through an ownership interest in Crestline. In order to help preclude the Lessees from being regarded as Related Party Tenants, (i) the Articles of Incorporation of Crestline will expressly prohibit any person (or persons acting as a group), including Host REIT (and/or any 10% or greater shareholder of Host REIT), from owning, actually or constructively, more than 9.8% of the lesser of the number or value of the shares of capital stock of Crestline;
(ii) the Charter of Host REIT will expressly prohibit any person (or persons acting as a group) or entity from owning, actually or constructively, more than 9.8% of the lesser of the number or value of Host REIT's Common Shares (subject to an exception for Common Shares held prior to the REIT Conversion, so long as the holder thereof would not own more than 9.9% in value of the outstanding shares of capital stock of Host REIT) or any other class or series of shares of Host REIT; and (iii) the Partnership Agreement of the Operating Partnership will expressly prohibit any person (or persons acting as a group) or entity (other than Host REIT and the Blackstone Entities) from owning more than 4.9% by value of any class of interests in the Operating Partnership. Each of these prohibitions will contain self-executing enforcement mechanisms. Assuming that these prohibitions are enforced at all times (and no waivers thereto are granted), the Lessees should not be regarded as Related Party Tenants. However, there is no assurance that the ownership restrictions described herein will ensure, in all cases, that the Lessees will not be regarded as Related Party Tenants.

  The determination of whether the Leases are true leases depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties; (ii) the form of the agreement;
(iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain (e.g., appreciation) with respect to the property.

  In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property; (ii) the service recipient controls the property; (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs or the recipient bears the risk of damage to or loss of the property); (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract; (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

  The Leases have been structured with the intent to qualify as true leases for federal income tax purposes. For example, with respect to each Lease (i) the Operating Partnership (or, where appropriate, the applicable Hotel Partnership or other lessor entity) and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship is documented by a lease agreement, (ii) the Lessee has the right to exclusive possession and use and quiet enjoyment of the Hotels covered by the Lease during the term of the Lease, (iii) the Lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the Hotels (other than the cost of certain capital expenditures), and will (through the Managers, who work for the Lessees during the terms

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of the Leases) dictate how the Hotels are operated and maintained, (iv) the
Lessee bears all of the costs and expenses of operating the Hotels (including the cost of any inventory used in their operation) during the term of the Lease (other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures), (v) the Lessee benefits from any savings (and bears the burdens of any increases) in the costs of operating the Hotels during the term of the Lease, (vi) in the event of damage or destruction to a Hotel, the Lessee is at economic risk because it will bear the economic burden of the loss in income from operation of the Hotels subject to the right, in certain circumstances, to terminate the Lease if lessor does not restore the Hotel to its prior condition, (vii) the Lessee has indemnified the Operating Partnership (or, where appropriate, the applicable Hotel Partnership or other lessor entity) against all liabilities imposed on the Operating Partnership (or, where appropriate, the applicable Hotel Partnership or other lessor entity) during the term of the Lease by reason of (A) injury to persons or damage to property occurring at the Hotels or (B) the Lessee's use, management, maintenance or repair of the Hotels, (viii) the Lessee is obligated to pay, at a minimum, substantial Base Rent for the period of use of the Hotels under the Lease, (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it (through the Managers, who work for the Lessees during the terms of the Leases) operates the Hotels, and (x) Host REIT and the Operating Partnership believe that each Lessee reasonably expects to derive a meaningful profit, after expenses and taking into account the risks associated with the Lease, from the operation of the Hotels during the term of its Leases. Moreover, upon termination of a Lease, each Hotel is expected to have a remaining useful life equal to at least 20% of its expected useful life on the date of the consummation of the REIT Conversion, and a fair market value equal to at least 20% of its fair market value on the date of the consummation of the REIT Conversion.

  Based upon representations made by Host REIT and the Operating Partnership (including, but not limited to, representations as to the matters described in the previous paragraph), Hogan & Hartson, counsel to Host REIT, expects to provide to Host REIT an opinion letter to the effect that the Leases will be respected as leases for federal income tax purposes. As noted previously, however, an opinion of counsel does not bind the IRS or the courts. Moreover, Limited Partners should be aware that there are no controlling Treasury Regulations, published IRS rulings or judicial decisions involving leases with terms substantially the same as the Leases that discuss whether such leases constitute true leases for federal income tax purposes. Therefore, there can be no assurance that the IRS will not assert a contrary position or that such position will be sustained by a court if so challenged. If the Leases are recharacterized as service contracts or partnership agreements, rather than true leases, or disregarded altogether for tax purposes, all or part of the payments that the Operating Partnership receives from the Lessees would not be considered rent or would not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, Host REIT very likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

  As indicated above, "rents from real property" must not be based in whole or in part on the income or profits of any person. Payments made pursuant to the Leases should qualify as "rents from real property" since they will be based on either a fixed dollar amount (i.e., Base Rent) or specified percentages of gross sales (i.e., Percentage Rents) which percentages will be fixed at the time the Leases are entered into. The foregoing assumes that the Leases (i) are not renegotiated during their term in a manner that has the effect of basing either Percentage Rent or Base Rent on income or profits and (ii) are not in reality used as a means of basing rent on income or profits. More generally, the rent payable under the Leases would not qualify as "rents from real property" if, considering the Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing rent on income or profits. Because each of the Base Rent and the Percentage Rent will be based on fixed dollar amounts and fixed percentages of the gross sales of each Hotel that are established in the Leases, and Host REIT has represented that (i) the percentages will not be renegotiated during the terms of the Leases in a manner that has the effect of basing rent on income or profits and (ii) the Leases conform with normal business practice and were not intended to be used as a means of basing rent on income or profits, the rent payable under the Leases should not be considered based in whole or in part on the income or profits of any person. Furthermore, Host REIT has represented that, with respect to other properties that it acquires in the future, it will not charge rent for any property that is based in

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whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

  Host REIT may lease certain items of personal property to the Lessees in connection with the Leases. The 15% Personal Property Test provides that if a lease provides for the rental of both real and personal property and the portion of the rent attributable to personal property is 15% or less of the total rent due under the lease, then all rent paid pursuant to such lease qualifies as "rent from real property." If, however, a lease provides for the rental of both real and personal property, and the portion of the rent attributable to personal property exceeds 15% of the total rent due under the lease, then the portion of the rent that is attributable to personal property does not qualify as "rent from real property." The amount of rent attributable to personal property is that amount which bears the same ratio to total rent for the taxable year as the average of the adjusted tax bases of the personal property at the beginning and end of the year bears to the average of the aggregate adjusted tax bases of both the real and personal property at the beginning and end of such year. Host REIT has represented that, with respect to each Lease that includes a lease of items of personal property, the amount of rent attributable to personal property with respect to such Lease, determined as set forth above, will not exceed 15% of the total rent due under the Lease (except for several Leases where the rent attributable to personal property, which would constitute non-qualifying income for purposes of the 75% and 95% gross income tests, would not be material relative to the overall gross income of Host REIT). Each Lease permits the Operating Partnership to take certain measures, including requiring the Lessee to purchase certain furniture, fixtures and equipment or to lease such property from a third party (including a Non-Controlled Subsidiary), if necessary to ensure that all of the rent attributable to personal property with respect to such Lease will qualify as "rent from real property." In order to protect Host REIT's ability to qualify as a REIT, the Operating Partnership will require, immediately prior to the Mergers, that certain of the Hotel Partnerships (including Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP) sell a portion of the personal property associated with some or all of the Hotels owned by such Partnerships to a Non-Controlled Subsidiary. See "Tax Consequences of the Mergers--Taxable Income Attributable to Sales of Personal Property in Connection with the REIT Conversion." In connection with the REIT Conversion, the Operating Partnership also plans to sell to a Non-Controlled Subsidiary substantial personal property associated with a number of Hotels currently owned by Host or being acquired in connection with the REIT Conversion. The Non-Controlled Subsidiary will separately lease all such personal property directly to the applicable Lessee and will receive rental payments which Host REIT believes represents the fair rental value of such personal property directly from the Lessees.

  If any of the Hotels were to be operated directly by the Operating Partnership or a Hotel Partnership as a result of a default by a Lessee under the applicable Lease, such Hotel would constitute foreclosure property until the close of the third tax year following the tax year in which it was acquired (or for up to an additional three years if an extension is granted by the IRS), provided that (i) the operating entity conducts operations through an independent contractor (which might, but would not necessarily in all circumstances, include Marriott International and its subsidiaries) within 90 days after the date the Hotel is acquired as the result of a default by a Lessee, (ii) the operating entity does not undertake any construction on the foreclosed property other than completion of improvements that were more than 10% complete before default became imminent, and (iii) foreclosure was not regarded as foreseeable at the time the applicable Hotel Partnership entered into such Leases. For as long as any of these Hotels constitute foreclosure property, the income from the Hotels would be subject to tax at the maximum corporate rates, but it would qualify under the 75% and 95% gross income tests. However, if any of these Hotels does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such property will not qualify under the 75% and 95% gross income tests.

  "Interest" generally will not qualify under the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest will not fail to so qualify solely by reason of being based upon a fixed percentage or percentages of receipts or sales. Host REIT does not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

  The Non-Controlled Subsidiaries will hold various assets contributed by Host and its subsidiaries to the Operating Partnership, the ownership of which by the Operating Partnership might jeopardize Host REIT's status

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as a REIT. These assets primarily will consist of partnership or other interests in Hotels that are not leased and certain foreign hotels in which Host owns interests. In addition, as described above, the Operating Partnership and the Hotel Partnerships (including Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP, if they participate in the Mergers) will sell to a Non-Controlled Subsidiary approximately $200 million in value of personal property associated with certain Hotels, in order to facilitate Host REIT's compliance with the 15% Personal Property Test. The Operating Partnership will own 100% of the nonvoting stock of each Non-Controlled Subsidiary but none of the voting stock (or control) of that Non-Controlled Subsidiary. Each Non-Controlled Subsidiary is taxable as a regular "C" corporation. The Operating Partnership's share of any dividends received from a Non-Controlled Subsidiary should qualify for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. The Operating Partnership does not anticipate that it will receive sufficient dividends from the Non-Controlled Subsidiaries to cause it to exceed the limit on non-qualifying income under the 75% gross income test.

  Given the magnitude and scope of Host's existing operations, Host REIT inevitably will have some gross income from various sources (including, but not limited to, "safe harbor" leases, the operation of the Hotel in Sacramento, minority partnership interests in partnerships that own hotels that are not leased under leases that produce rents qualifying as "rents from real property" and rent attributable to personal property at a few Hotels that does not satisfy the 15% Personal Property Test) that fails to constitute qualifying income for purposes of one or both of the 75% or 95% gross income tests. Host REIT, however, believes that, even taking into account the anticipated sources of non-qualifying income, its aggregate gross income from all sources will satisfy the 75% and 95% gross income tests applicable to REITs for each taxable year commencing subsequent to the date of the REIT Conversion.

  If Host REIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if Host REIT's failure to meet such tests was due to reasonable cause and not due to willful neglect, Host REIT attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Host REIT would be entitled to the benefit of these relief provisions. For example, if Host REIT fails to satisfy the gross income tests because nonqualifying income that Host REIT intentionally incurs exceeds the limits on such income, the IRS could conclude that Host REIT's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving Host REIT, Host REIT will not qualify as a REIT. As discussed above in "Federal Income Taxation of Host REIT Following the Mergers--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

  Any gain realized by Host REIT on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including Host REIT's share of any such gain realized by the Operating Partnership) will be treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon Host REIT's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends upon all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends that both it and the Hotel Partnerships will hold the Hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning the Hotels (and other hotels) and to make such occasional sales of the Hotels as are consistent with the Operating Partnership's investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of such sales is subject to the 100% penalty tax.

  Asset Tests Applicable to REITs. Host REIT, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Host REIT's total assets must be represented by real estate assets, including for this purpose (i) its allocable share of real estate assets held by partnerships in which Host REIT owns an interest (including its allocable share of the assets held through

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the Operating Partnership) and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of Host REIT, cash, cash items and government securities. Second, not more than 25% of Host REIT's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Host REIT may not exceed 5% of the value of Host REIT's total assets and Host REIT may not own more than 10% of any one issuer's outstanding voting securities.

  The Operating Partnership does not own any of the voting stock of a Non-Controlled Subsidiary but it will own 100% of the nonvoting stock of each Non-Controlled Subsidiary. The Operating Partnership may also own nonvoting stock, representing substantially all of the equity, in other corporate entities that serve as partners or members in the various entities that hold title to the Hotels. Host REIT will represent, however, that neither Host REIT, the Operating Partnership nor any of the Hotel Partnerships or Subsidiary Partnerships will own more than 10% of the voting securities of any entity that would be treated as a corporation for federal income tax purposes. In addition, Host REIT and its senior management believe, and Host REIT will represent, that the securities of any one issuer owned by Host REIT, the Operating Partnership, the Hotel Partnerships and any Subsidiary Partnerships (including Host REIT's pro rata share of the value of the securities of each Non-Controlled Subsidiary) will not exceed 5% of the total value of Host REIT's assets. There can be no assurance, however, that the IRS might not contend that the value of such securities exceeds the 5% value limitation or that nonvoting stock of a Non-Controlled Subsidiary or another corporate entity owned by the Operating Partnership should be considered "voting stock" for this purpose.

  After initially meeting the asset tests at the close of any quarter, Host REIT will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including, for example, as a result of Host REIT increasing its interest in the Operating Partnership as a result of the exercise of the Unit Redemption Right or an additional capital contribution of proceeds from an offering of Common Shares by Host REIT), the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. Host REIT intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If Host REIT fails to cure noncompliance with the asset tests within such time period, Host REIT would cease to qualify as a REIT.

  Clinton Administration's Proposed Changes to REIT Asset Test. The Clinton Administration's fiscal year 1999 budget proposal, announced on February 2, 1998, includes a proposal to amend the 10% voting securities test. The proposal would require a REIT to own no more than 10% of the vote or value of all classes of stock of any corporation (except for qualified REIT subsidiaries or corporations that qualify as REITs). Corporations (referred to herein as "subsidiary corporations") existing prior to the effective date of the proposal generally would be "grandfathered"; i.e., the REIT would be subject to the existing 10% voting securities test (described above) with respect to grandfathered subsidiary corporations. However, such grandfathered status would terminate with respect to a subsidiary corporation if the subsidiary corporation engaged in a new trade or business or acquired substantially new assets.

  Because the Operating Partnership will own 100% of the nonvoting stock of each Non-Controlled Subsidiary, and Host REIT will be deemed to own an interest in each Non-Controlled Subsidiary equal to its proportionate interest in the Operating Partnership, Host REIT would not satisfy the proposed 10% value limitation with respect to any of the Non-Controlled Subsidiaries. Whether any of the Non-Controlled Subsidiaries would qualify as a grandfathered subsidiary corporation as the proposal is currently drafted would depend upon the effective date of the proposal (which is not yet known). If a Non-Controlled Subsidiary otherwise eligible for "grandfathered" status were to engage in a new trade or business or were to acquire substantial new assets, or if Host REIT were to make a capital contribution to a Non-Controlled Subsidiary otherwise eligible for "grandfathered" status, its grandfathered status would terminate and Host REIT would fail to qualify as a REIT. Moreover, Host REIT would not be able to own, directly or indirectly, more than 10% of the vote or value of any subsidiary corporation formed or acquired after the effective date of the proposal.

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Thus, the proposal, if enacted, would materially impede Host REIT's ability to engage in new third-party management or similar activities (and, if enacted prior to the REIT Conversion, might materially impair Host's ability to complete the REIT Conversion.)

  Annual Distribution Requirements Applicable to REITs. Host REIT, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of Host REIT's REIT taxable income (computed without regard to the dividends paid deduction and Host REIT's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. In addition, if Host REIT disposes of any Built-In Gain Asset during its Recognition Period, Host REIT will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. See "--General" above for a discussion of "Built-In Gain Assets." Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Host REIT timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. Host REIT intends to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the Partnership Agreement authorizes Host REIT, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Host REIT to meet these distribution requirements.

  To the extent that Host REIT does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Host REIT, however, may designate some or all of its retained net capital gain, so that, although the designated amount will not be treated as distributed for purposes of this tax, a shareholder would include its proportionate share of such amount in income, as capital gain, and would be treated as having paid its proportionate share of the tax paid by Host REIT with respect to such amount. The shareholder's basis in its Common Shares would be increased by the amount the shareholder included in income and decreased by the amount of the tax the shareholder is treated as having paid. Host REIT would make an appropriate adjustment to its earnings and profits. For a more detailed description of the tax consequences to a shareholder of such a designation, see "--Taxation of Taxable U.S. Shareholders of Host REIT Generally."

  There is a significant possibility that Host REIT's REIT taxable income will exceed its cash flow due in part to certain "non-cash" or "phantom" income expected to be taken into account in computing REIT taxable income. Host REIT anticipates, however, that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that Host REIT, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements. In such event, in order to meet the distribution requirements, Host REIT may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions and/or to pay dividends in the form of taxable stock dividends.

  Host REIT intends to calculate its REIT taxable income based upon the conclusion that the Hotel Partnerships, the Subsidiary Partnerships or the Operating Partnership, as applicable, is the owner of the Hotels for federal income tax purposes. As a result, Host REIT expects that the depreciation deductions with respect to the Hotels will reduce its REIT taxable income. This conclusion is consistent with the conclusion above that the Leases will be treated as true leases for federal income tax purposes. If the IRS were to challenge successfully this position, in addition to failing in all likelihood the 75% and 95% gross income tests described above, Host REIT also might be deemed retroactively to have failed to meet the REIT distribution requirements and would have to rely on the payment of a "deficiency dividend" in order to retain its REIT status.

  Under certain circumstances, Host REIT may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in Host REIT's deduction for dividends paid for the earlier year. Thus, Host REIT may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Host REIT would be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

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  Furthermore, if Host REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year,
(ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, Host REIT would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained with respect to which the REIT pays federal income tax.

  Failure of Host REIT to Qualify as a REIT. If Host REIT fails to qualify for taxation as a REIT in any taxable year, and if the relief provisions do not apply, Host REIT will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Host REIT fails to qualify will not be deductible by Host REIT nor will they be required to be made. As a result, Host REIT's failure to qualify as a REIT would significantly reduce the cash available for distribution by Host REIT to its shareholders and could materially reduce the value of the Common Shares and, consequently, the OP Units. In addition, if Host REIT fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of Host REIT's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Host REIT also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances Host REIT would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS OF HOST REIT GENERALLY

  As used herein, the term "U.S. Shareholder" means a holder of Common Shares who (for United States federal income tax purposes) is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source, or
(iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

  Distributions by Host REIT. As long as Host REIT qualifies as a REIT, distributions made by Host REIT out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Shareholders as ordinary income. Such distributions will not be eligible for the dividends received deduction in the case of U.S. Shareholders that are corporations. To the extent that Host REIT makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Shareholder, reducing the adjusted basis which such U.S. Shareholder has in its Common Shares for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Shareholder's adjusted basis in its Common Shares taxable as capital gains (provided that the Common Shares have been held as a capital asset). Dividends declared by Host REIT in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by Host REIT and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by Host REIT on or before January 31 of the following calendar year.

  Distributions made by Host REIT that are properly designated by Host REIT as capital gain dividends will be taxable to taxable non-corporate U.S. Shareholders (i.e., individuals, estates or trusts) as gain from the sale or exchange of a capital asset held for more than one year (to the extent that they do not exceed Host REIT's actual net capital gain for the taxable year) without regard to the period for which such non-corporate U.S. Shareholder has held his Common Shares. In the event that Host REIT designates any portion of a dividend as a "capital gain dividend," a U.S. Shareholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such U.S. Shareholder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends paid on all classes of shares for the year. On November 10, 1997, the IRS issued Notice 97-64, which provides generally that Host REIT may classify portions of its designated capital gain dividend as (i) a 20% gain distribution (which would be

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taxable to non-corporate U.S. Shareholders at a maximum rate of 20%), (ii) an unrecaptured Section 1250 gain distribution (which would be taxable to non-corporate U.S. Shareholders at a maximum rate of 25%) or (iii) a 28% rate gain distribution (which would be taxable to non-corporate U.S. Shareholders at a maximum rate of 28%). If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Notice 97-64 further provides that designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. On July 22, 1998, as part of the IRS Restructuring Act, the holding period requirement for the application of the 20% and 25% capital gain tax rates was reduced to 12 months from 18 months for sales of capital gain assets on or after January 1, 1998. Although Notice 97-64 will apply to sales of capital gain assets after July 28, 1997 and before January 1, 1998, it is expected that the IRS will issue clarifying guidance (most likely applying the same principles set forth in Notice 97-64) regarding a REIT's designation of capital gain dividends in light of the new holding period requirements. For a discussion of the capital gain tax rates applicable to non-corporate U.S. Shareholders, see"--1997 Act and IRS Restructuring Act Changes to Capital Gain Taxation" below.

  Distributions made by Host REIT that are properly designated by Host REIT as capital gain dividends will be taxable to taxable corporate U.S. Shareholders as long-term gain (to the extent that they do not exceed Host REIT's actual net capital gain for the taxable year) at a maximum rate of 35% without regard to the period for which such corporate U.S. Shareholder has held his Common Shares. Such U.S. Shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

  U.S. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of Host REIT. Instead, such losses would be carried over by Host REIT for potential offset against future income (subject to certain limitations). Distributions made by Host REIT and gain arising from the sale or exchange by a U.S. Shareholder of Common Shares will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any "passive losses" against such income or gain. In addition, taxable distributions from Host REIT generally will be treated as investment income for purposes of the investment interest limitation. Capital gain dividends and capital gains from the disposition of shares (including distributions treated as such), however, will be treated as investment income only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates.

  Host REIT will notify shareholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain. Host REIT may designate (by written notice to its shareholders) its net capital gain so that with respect to retained net capital gains, a U.S. Shareholder would include its proportionate share of such gain in income, as long-term capital gain, and would be treated as having paid its proportionate share of the tax paid by Host REIT with respect to the gain. The U.S. Shareholder's basis in its Common Shares would be increased by its share of such gain and decreased by its share of such tax. With respect to such long-term capital gain of a U.S. Shareholder that is an individual or an estate or trust, the IRS, as described above in this section, has authority to issue regulations that could apply the special tax rate applicable generally to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property. IRS Notice 97-64, described above in this section, did not address the taxation of non-corporate REIT shareholders with respect to retained net capital gains.

  Sale of Shares. Upon any sale or other disposition of Common Shares, a U.S. Shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and
(ii) the holder's adjusted basis in such Common Shares for tax purposes. Such gain or loss will be capital gain or loss if the Common Shares have been held by the U.S. Shareholder as a capital asset. In the case of a U.S. Shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss if such shares have been

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held for more than one year (and any such long-term capital gain shall be subject to the maximum 20% capital gain rate). In the case of a U.S. Shareholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year (and any such capital gain shall be subject to the maximum capital gain rate of 35%). In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of Common Shares that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Shareholder from Host REIT that were required to be treated as long-term capital gains.

  1997 Act and IRS Restructuring Act Changes to Capital Gain Taxation. The 1997 Act altered the taxation of capital gain income. Under the 1997 Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than one year but not more than 18 months may be taxed at a maximum long-term capital gain rate of 28% on the sale or exchange of those investments. The 1997 Act also provides a maximum rate of 25% for "unrecaptured Section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain" and other changes to prior law. The recently enacted IRS Restructuring Act, however, reduced the holding period requirement established by the 1997 Act for the application of the 20% and 25% capital gain tax rates to 12 months from 18 months for sales of capital gain assets after December 31, 1997. The 1997 Act allows the IRS to prescribe regulations on how the 1997 Act's capital gain rates will apply to sales of capital assets by "pass-through entities" (including REITs, such as Host REIT) and to sales of interests in "pass-through entities." For a discussion of the rules under the 1997 Act that apply to the taxation of distributions by Host REIT to its stockholders that are designated by Host REIT as "capital gain dividends," see "--Distributions by Host REIT" above. Shareholders are urged to consult with their own tax advisors with respect to the rules contained in the 1997 Act and the IRS Restructuring Act.

BACKUP WITHHOLDING FOR HOST REIT DISTRIBUTIONS

  Host REIT will report to its U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide Host REIT with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, Host REIT may be required to withhold a portion of its capital gain distributions to any U.S. Shareholders who fail to certify their non-foreign status to Host REIT. See "--Taxation of Non-U.S. Shareholders of Host REIT."

TAXATION OF TAX-EXEMPT SHAREHOLDERS OF HOST REIT

  The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its Common Shares as "debt financed property" within the meaning of the Code and such Common Shares are not otherwise used in a trade or business, the dividend income from Host REIT will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of Common Shares will not constitute UBTI unless such tax-exempt shareholder has held such Common Shares as "debt financed property" within the meaning of the Code or has used the Common Shares in a trade or business.

  For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Sections 501 (c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in Host REIT will

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

constitute UBTI unless the organization is properly able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in Host REIT. Such prospective shareholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

  Notwithstanding the above, however, the Omnibus Budget Reconciliation Act of 1993 (the "1993 Act") provides that, effective for taxable years beginning in 1994, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

  A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code (added by the 1993 Act) provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself) and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT or
(b) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.

  Based on the anticipated ownership of Common Shares immediately following the REIT Conversion and as a result of certain limitations on transfer and ownership of Common Shares contained in the Charter, Host REIT does not expect to be classified as a "pension held REIT."

TAXATION OF NON-U.S. SHAREHOLDERS OF HOST REIT

  The rules governing federal income taxation of the ownership and disposition of Common Shares by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Shareholders") are complex and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Shareholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that Host REIT qualifies for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in Common Shares, including any reporting requirements.

  Distributions by Host REIT. Distributions by Host REIT to a Non-U.S. Shareholder that are neither attributable to gain from sales or exchanges by Host REIT of United States real property interests nor designated by Host REIT as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of Host REIT. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Shareholder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as Host REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a Non-U.S. Shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such

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

lower rate as may be specified by an applicable income tax treaty. Host REIT expects to withhold United States income tax at the rate of 30% on any distribution made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form or certification evidencing eligibility for that lower rate is filed with Host REIT or (ii) a Non-U.S. Shareholder files an IRS Form 4224 with Host REIT claiming that the distribution is effectively connected income.

  Distributions in excess of current or accumulated earnings and profits of Host REIT will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such Common Shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's Common Shares, they will give rise to gain from the sale or exchange of its Common Shares, the tax treatment of which is described below. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that Host REIT will be required to withhold 10% of any distribution in excess of Host REIT's current and accumulated earnings and profits. Consequently, although Host REIT intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that Host REIT does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or a lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of Host REIT, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

  Distributions to a Non-U.S. Shareholder that are designated by Host REIT at the time of distribution as capital gain dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) the investment in the Common Shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above) or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

  Pursuant to FIRPTA, distributions to a Non-U.S. Shareholder that are attributable to gain from sales or exchanges by Host REIT of United States real property interests (whether or not designated as capital gain dividends) will cause the Non-U.S. Shareholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Shareholders would thus generally be taxed at the same rates applicable to U.S. Shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Shareholder that is a corporation, as discussed above. Host REIT is required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Shareholder's federal income tax liability.

  Although the law is not entirely clear on the matter, it appears that amounts designated by Host REIT pursuant to the 1997 Act as undistributed capital gains in respect of the Common Shares held by U.S. Shareholders (see "--Annual Distribution Requirements Applicable to REITs" above) would be treated with respect to Non-U.S. Shareholders in the manner outlined in the preceding two paragraphs for actual distributions by Host REIT of capital gain dividends. Under that approach, the Non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by Host REIT on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by Host REIT were to exceed their actual United States federal income tax liability).

  Sale of Common Shares. Gain recognized by a Non-U.S. Shareholder upon the sale or exchange of Common Shares generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. The Common Shares will not constitute a "United

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

States real property interest" so long as Host REIT is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Shareholders. Host REIT is unable at this time to predict whether it will be a "domestically controlled REIT," and therefore whether the sale of Common Shares will be subject to taxation under FIRPTA. Moreover, even if Host REIT initially qualifies as a "domestically controlled REIT," because the Common Shares are expected to be publicly traded, no assurance can be given that Host REIT would continue to be a "domestically controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of Common Shares not otherwise subject to FIRPTA will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

  Even if Host REIT does not qualify as or ceases to be a domestically-controlled REIT, gain arising from the sale or exchange by a Non-U.S. Shareholder of Common Shares would not be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" if (i) the Common Shares are "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE) and (ii) such Non-U.S. Shareholder owned 5% or less of the Common Shares throughout the five-year period ending on the date of the sale or exchange. If gain on the sale or exchange of Common Shares were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to regular United States income tax with respect to such gain in the same manner as a taxable U.S. Shareholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser of the Common Shares would be required to withhold and remit to the IRS 10% of the purchase price.

  Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to Non-U.S. Shareholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gain dividends or
(iii) distributions attributable to gain from the sale or exchange by Host REIT of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Shares by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Shares by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Shareholder and certain other conditions are met or the shareholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of Common Shares is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a Non-U.S. Shareholder, or otherwise establishes an exemption. A Non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

  The IRS has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. Valid withholding certificates that are held on December 31, 1999, will remain valid until the earlier of December 31, 2000 or the date of expiration of the certificate under rules currently in effect (unless otherwise invalidated due to changes in the circumstances of the person whose name is on such certificate). A Non-U.S. Shareholder should consult its own advisor regarding the effect of the new Treasury Regulations.


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TAX ASPECTS OF HOST REIT'S OWNERSHIP OF OP UNITS

  General. Substantially all of Host REIT's investments will be held through the Operating Partnership, which will hold the Hotels either directly or through the Hotel Partnerships (which, in turn, may hold Hotels through certain Subsidiary Partnerships). In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. Host REIT will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Host REIT will include its proportionate share of assets held through the Operating Partnership, the Hotel Partnerships and any Subsidiary Partnerships. See "--Federal Income Taxation of Host REIT Following the Mergers--Ownership of Partnership Interests by a REIT."

  Entity Classification. If the Operating Partnership, any of the Hotel Partnerships, any of the Subsidiary Partnerships, or any other partnership or LLC in which the Operating Partnership has a direct or indirect interest were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of Host REIT's assets and items of gross income would change and could preclude Host REIT from qualifying as a REIT (see "Federal Income Taxation of Host REIT Following the Mergers--Asset Tests Applicable to REITs" and "--Income Tests Applicable to REITs").

  Hogan & Hartson has delivered to Host REIT and the Operating Partnership an opinion stating that, based on certain factual assumptions and representations described in the opinion, the Operating Partnership, each of the Hotel Partnerships and each of the Subsidiary Partnerships will be treated as a partnership (or disregarded) for federal income tax purposes (and not treated as an association taxable as a corporation).

  Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

  If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss provided for in the Partnership Agreement and the partnership agreements for the Hotel Partnerships (and any Subsidiary Partnerships) are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

  Tax Allocations with Respect to the Hotels.  As described above, pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Hotels) that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the Book-Tax Difference associated with the property at the time of the contribution. The Partnership Agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Code.

  In general, the partners of the Operating Partnership who contributed depreciated assets having an adjusted tax basis less than their fair market value at the time of contribution (which includes both Host REIT and all of the Limited Partners owning interests in the Partnerships) will be allocated depreciation deductions for tax purposes that are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have such a Book-Tax Difference, all income attributable to such Book-Tax Difference generally will be allocated to such partners. These allocations will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a

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specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause Host REIT to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. Such an allocation might cause Host REIT to recognize taxable income in excess of cash proceeds, which might adversely affect Host REIT's ability to comply with the REIT distribution requirements. See "Federal Income Taxation of Host REIT Following the Mergers--Annual Distribution Requirements Applicable to REITs."

  As described above in "Tax Consequences of the Merger--Relief from Liabilities/Deemed Cash Distribution," the Operating Partnership and Host REIT have determined to use generally the traditional method, with a provision for a curative allocation of gain on sale to the extent prior allocations of depreciation with respect to a specific Hotel were limited by the "ceiling rule" applicable under the traditional method, to account for Book-Tax Differences with respect to the Hotels contributed to the Operating Partnership in connection with the Mergers (although there may be certain exceptions). This method is generally a more favorable method for accounting for Book-Tax Differences from the perspective of those partners (including Host REIT) receiving OP Units in exchange for property with a low basis relative to value at the time of the Mergers and is a less favorable method from the perspective of those partners contributing cash (or "high basis" assets) to the Operating Partnership (including Host REIT, to the extent it contributes cash to the Operating Partnership).

  With respect to any property purchased by the Operating Partnership subsequent to the Mergers, such property will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

OTHER TAX CONSEQUENCES FOR HOST REIT AND ITS SHAREHOLDERS

  Host REIT and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it (through the Operating Partnership) or they transact business or reside. The state and local tax treatment of Host REIT and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders of Host REIT should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Host REIT.

  A portion of the cash to be used by Host REIT to fund distributions is expected to come from each Non-Controlled Subsidiary through payments of dividends on the shares of such corporation held by the Operating Partnership (and, in some cases, interest on notes held by the Operating Partnership). Each Non-Controlled Subsidiary will pay federal and state income tax at the full applicable corporate rates on its taxable income, computed without regard to any deduction for dividends. To the extent that a Non-Controlled Subsidiary is required to pay federal, state or local taxes, the cash otherwise available for distribution by Host REIT to its shareholders will be reduced accordingly.

                               VOTING PROCEDURES

DISTRIBUTION OF SOLICITATION MATERIALS

  This Consent Solicitation, together with the accompanying transmittal letter, the Limited Partner consent form (the "Consent Form") and the Q & A constitute the Solicitation Materials being distributed to the Limited Partners to obtain their votes for, against or to abstain with respect to a Merger and for, against or to abstain with respect to the related amendments to a partnership agreement. Information regarding the Mergers and the related amendments to the partnership agreements may be obtained from the General Partners or Shareholder Communications Corporation (the "Information Agent").

  In order to participate in a Merger, the Limited Partners of each Partnership must approve both such participation and the amendments to the partnership agreements by a certain vote of limited partner interests as set forth in the tables below under "--Required Limited Partners Vote and Other Conditions." The General Partners already have approved the Mergers and the proposed amendments to the partnership agreements. Each Partnership that approves the Merger and the amendments to the partnership agreements will effect a Merger as set forth below and in the Supplement relating to the individual Partnership. Each Limited Partner, therefore, should complete and return the Consent Form before the expiration of the Solicitation Period. The Solicitation Period is the time period during which Limited Partners may vote for or against the Mergers and for or against the amendments to the partnership agreements or abstain with respect thereto. The Solicitation Period will commence upon delivery of the Solicitation Materials to the Limited Partners (on or about October 13, 1998) and will continue until the later of (a) December 12, 1998 or (b) such later date as may be selected by the General Partners and the Operating Partnership and as to which notice is given to the Limited Partners. At their discretion, the General Partners and the Operating Partnership may elect to extend the Solicitation Period. Any Consent Form received by Gemisys/Trust Co. of America, as the tabulation agent (the "Tabulation Agent"), prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective provided that such Consent Form has been properly completed and signed. THE PARTNERSHIP INTERESTS OF ATLANTA MARQUIS, CHICAGO SUITES, MDAH OR PHLP LIMITED PARTNERS WHO FAIL TO RETURN A SIGNED CONSENT FORM BY THE END OF THE SOLICITATION PERIOD OR WHO ABSTAIN WITH RESPECT THERETO WILL EFFECTIVELY BE COUNTED AS VOTING AGAINST THE MERGER AND AGAINST THE AMENDMENTS TO THE PARTNERSHIP AGREEMENTS. THE PARTNERSHIP INTERESTS OF DESERT SPRINGS, HANOVER, MHP OR MHP2 LIMITED PARTNERS WHO FAIL TO RETURN A SIGNED CONSENT FORM BY THE END OF THE SOLICITATION PERIOD WILL NOT BE COUNTED FOR PURPOSES OF DETERMINING WHETHER A MAJORITY OF LIMITED PARTNER PARTNERSHIP INTERESTS ARE PRESENT, WHILE THE PARTNERSHIP INTERESTS OF THOSE WHO ABSTAIN WILL BE COUNTED FOR PURPOSES OF ESTABLISHING THE NUMBER OF LIMITED PARTNER PARTNERSHIP INTERESTS REQUIRED TO RECOGNIZE THE VOTE, BUT WILL EFFECTIVELY BE COUNTED AS VOTING AGAINST THE MERGER AND AGAINST THE AMENDMENTS TO THE PARTNERSHIP AGREEMENTS. FAILURE OF A LIMITED PARTNER TO RETURN A SIGNED CONSENT FORM, WHETHER IT COUNTS AS A VOTE AGAINST THE MERGER OR THE AMENDMENTS TO THE PARTNERSHIP AGREEMENTS OR HINDERS THE DETERMINATION OF WHETHER A MAJORITY OF LIMITED PARTNER PARTNERSHIP INTERESTS ARE PRESENT, MAY JEOPARDIZE COMPLETION OF THE MERGERS.

  The Consent Form seeks a Limited Partner's consent to the Merger and the amendments to the partnership agreement. If a Limited Partner has interests in more than one Partnership, he will receive a Consent Form for each Partnership. LIMITED PARTNERS WHO RETURN A PROPERLY SIGNED BUT NOT MARKED CONSENT FORM WILL BE VOTED "FOR" A MERGER AND "FOR" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT.

FORM W-9 AND FIRPTA CERTIFICATION OR WITHHOLDING CERTIFICATE REQUIRED

  As a condition to the receipt of OP Units in the Mergers, each Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to the Operating Partnership an executed Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Limited Partner in connection with the Mergers. If such certification or withholding certificate is not provided, the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Limited Partner in connection with the Mergers, including both the value of the OP Units received and such Limited Partner's share of the liabilities of his Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

NO SPECIAL MEETINGS

  None of the Partnerships has scheduled a special meeting of its Limited Partners to discuss the Solicitation Materials or the terms of the Mergers or the related partnership agreement amendments. The General Partners, members of Host REIT's management and the Information Agent intend to solicit actively the support of the Limited Partners for the Mergers and such amendments and, subject to applicable federal and state securities laws, hold informal meetings with Limited Partners, answer questions about the Mergers, the related amendments and the Solicitation Materials and explain the reasons for the recommendation that Limited Partners vote to approve the Mergers and such related amendments. Costs of solicitation will be allocated as set forth in "The Mergers and the REIT Conversion--Expenses." No person will receive compensation contingent upon solicitation of a favorable vote.

REQUIRED LIMITED PARTNER VOTE AND OTHER CONDITIONS

 Required Limited Partner Vote for the Mergers.

  The General Partners and the Operating Partnership have conditioned participation in the Mergers by each Partnership upon the approval of the General Partner (which has been obtained) and the required votes of Limited Partners set forth in the table below. See "The Mergers and the REIT Conversion--Conditions to the Consummation of the Mergers."

        PARTNERSHIP                            REQUIRED VOTE

     Atlanta Marquis                 A majority of Class A limited
                                     partner interests must be present
                                     either in person or by proxy to
                                     establish a quorum and consent of
                                     limited partners holding more
                                     than 50% of the outstanding Class
                                     A limited partner interests and
                                     the approval of the General
                                     Partner. The General Partner
                                     holds 0.28% of the outstanding
                                     Class A limited partner
                                     interests. Host will vote its
                                     Class A limited partner interests
                                     FOR the Merger.

     Chicago Suites                  Consent of limited partners
                                     holding more than 50% of the
                                     outstanding limited partner
                                     interests and the approval of the
                                     General Partner. Host holds no
                                     limited partner interests.

     Desert Springs                  A majority of the limited partner
                                     interests other than the limited
                                     partner interests held by the
                                     General Partner, if any, must be
                                     present in person or by proxy for
                                     the vote to be recognized and
                                     consent of limited partners
                                     holding more than 50% of the
                                     limited partner interests
                                     actually voting and the approval
                                     of the General Partner are
                                     required for approval of a
                                     Merger. Host holds no limited
                                     partner interests.

     Hanover A majority of the limited partner interests must be present in person or by proxy for the vote to be recognized and consent of limited partners holding more than 50% of the limited partner interests, other than the limited partner interests held by the
                                     General Partner, actually voting
                                     and the approval of the General
                                     Partner. Host holds 47.62% of the
                                     outstanding limited partner
                                     interests. Host must vote all of
                                     its limited partner

        PARTNERSHIP                            REQUIRED VOTE

                                     interests in the same manner as
                                     the majority of "outside" limited
                                     partner interests vote so long as
                                     consents of a majority of
                                     "outside" limited partner
                                     interests held by Limited
                                     Partners are returned and not
                                     withdrawn prior to the end of the
                                     Solicitation Period.

     MDAH Consent of limited partners other than the limited partner interests held by the General
                                     Partner holding more than 50% of
                                     the outstanding limited partner
                                     interests and the approval of the
                                     General Partner. Host holds 0.60%
                                     of the limited partner interests.
                                     Host is not permitted to vote its
                                     limited partner interests.

     MHP A majority of the limited partner interests must be present in person or by proxy for the vote to be recognized and consent of limited partners (other than the limited partner interests held by the General Partner) holding more than 50% of the limited partner interests actually voting and the approval of the General Partner are required for approval of a Merger. Host holds 48.33% of the outstanding limited partner interests. Host must vote all of its limited partner interests in the same manner as the majority of "outside" limited partner interests vote so long as consents of a majority of limited partner interests held by Limited Partners are returned and not withdrawn prior to the end of the Solicitation Period.

     MHP2 A majority of the limited partner interests must be present in person or by proxy for the vote to be recognized and consent of limited partners holding more than 50% of the limited partner interests actually voting and the approval of the General Partner are required for approval of a Merger. Host holds 52.75% of the outstanding limited partner interests. Host must vote all of its limited partner interests in the same manner as the majority of "outside" limited partner interests other than those limited partner interests held by the General Partner and its affiliates actually voted (so long as a majority of the outside limited partners are present for purposes of a vote by submitting ballots or otherwise).

     PHLP Consent of limited partners holding more than 50% of the outstanding limited partner interests and the approval of the General Partner. Host holds 0.06% of the limited partner interests. Host will vote such limited partner interests FOR the Merger.

 Required Limited Partner Vote for the Amendments to the Partnership
Agreements.

        PARTNERSHIP                            REQUIRED VOTE
     Atlanta Marquis                 A majority of Class A limited
                                     partner interests must be present
                                     either in person or by proxy to
                                     establish a quorum and consent of
                                     limited partners holding more
                                     than 50% of the outstanding Class
                                     A limited partner interests and
                                     the approval of the General
                                     Partner. Host holds 0.28% of the
                                     outstanding Class A limited
                                     partner interests. Host will vote
                                     such Class A limited partner
                                     interests FOR the amendment.

     Chicago Suites                  Consent of limited partners
                                     holding more than 50% of the
                                     outstanding limited partner
                                     interests and the approval of the
                                     General Partner. Host holds no
                                     limited partner interests.

     Desert Springs                  A majority of the limited partner
                                     interests other than the limited
                                     partner interests held by the
                                     General Partner, if any, must be
                                     present in person or by proxy for
                                     the vote to be recognized and
                                     consent of limited partners
                                     holding more than 50% of the
                                     limited partner interests
                                     actually voting and the approval
                                     of the General Partner. Host
                                     holds no limited partner
                                     interests.

     Hanover A majority of the limited partner interests must be present in person or by proxy for the vote to be recognized and consent of limited partners holding more than 50% of the limited partner interests (other than the limited partner interests held by the
                                     General Partner) actually voting
                                     and the approval of the General
                                     Partner. Host holds 47.62% of the
                                     outstanding limited partner
                                     interests. Host must vote all of
                                     its limited partner interests in
                                     the same manner as the majority
                                     of "outside" limited partner
                                     interests vote so long as
                                     consents of a majority of
                                     "outside" limited partner
                                     interests held by Limited
                                     Partners are returned and not
                                     withdrawn prior to the end of the
                                     Solicitation Period.

     MDAH Consent of limited partners other than the limited partner interests held by the General
                                     Partner holding more than 50% of
                                     the outstanding limited partner
                                     interests and the approval of the
                                     General Partner. Host holds 0.60%
                                     of the limited partner interests.
                                     Host is not permitted to vote its
                                     limited partner interests.

     MHP A majority of the limited partner interests must be present in person or by proxy for the vote to be recognized and consent of limited partners (other than the limited partner interests held by the General Partner) holding more than 50% of the limited partner interests actually voting and the approval of the General Partner. Host holds 48.33% of the outstanding limited partner interests. Host must vote all of its limited partner interests in the same manner as the majority of "outside" limited partner interests vote so long as consents of a majority of limited partner interests held by Limited Partners are returned and not withdrawn prior to the end of the Solicitation Period.

     MHP2 A majority of the limited partner interests must be present in person or by proxy for the vote to be recognized and consent of limited partners holding more than 50% of the limited partner interests actually voting and the approval of the General Partner. Host holds 52.75% of the outstanding limited partner interests. Host must vote all of its limited partner interests in the same manner as the majority of "outside" limited partner interests other than those limited partner interests held by the General Partner and its affiliates actually voted (so long as a majority of the outside limited partners are present for purposes of a vote by submitting ballots or otherwise).

     PHLP Consent of limited partners holding more than 50% of the outstanding limited partner interests and the approval of the General Partner. Host holds 0.06% of the limited partner interests. Host will vote such limited partner interests FOR the amendment.

  Record Date and Outstanding Partnership Units. The Record Date is September 18, 1998 for all Partnerships. As of the Record Date, the following number of Partnership Units were held of record by the number of Limited Partners indicated below:

                                                                 NUMBER OF
                                                NUMBER OF    PARTNERSHIP UNITS
                                     NUMBER OF PARTNERSHIP REQUIRED FOR APPROVAL
                                      LIMITED  UNITS HELD      OF THE MERGER
 PARTNERSHIP                          PARTNERS  OF RECORD     AND AMENDMENTS
 -----------                         --------- ----------- ---------------------
Atlanta Marquis.....................     717        530             266
Chicago Suites......................     259        335             168
Desert Springs......................   1,098        900             N/A(/1/)
Hanover.............................      57         84             N/A(/1/)
MDAH................................     449        414             206(/2/)
MHP.................................     609      1,000             N/A(/1/)
MHP2................................     419        745             N/A(/1/)
PHLP................................   1,082      1,800             901

--------
(1) The number of Partnership Units required for approval of a Merger or the related partnership agreement amendments cannot be calculated because approval requires the affirmative vote of a majority of the number of Partnership Units actually voted by Limited Partners; provided, that, the total number of Partnership Units voted by Limited Partners constitutes a majority of the outstanding Partnership Units held by Limited Partners.

(2) The General Partner of MDAH holds 2.5 Partnership Units and may not vote such Partnership Units. Therefore only 411.5 Partnership Units are eligible to be voted and the total number of Partnership Units required to approve the MDAH Merger is 206.

  Each Limited Partner is entitled to one vote for each Partnership Unit held. Accordingly, the number of Partnership Units entitled to vote with respect to the Merger and the amendments to the partnership agreement is equivalent to the number of Partnership Units held of record at the Record Date.

  Investor Lists. Under Rule 14a-7 of the Exchange Act, each Partnership is required, upon the written request of a Limited Partner, to provide to the requesting Limited Partner (i) a statement of the approximate number of Limited Partners in such Limited Partner's Partnership and (ii) the estimated cost of mailing a proxy statement, form of proxy or other similar communication to such Limited Partners. In addition, a Limited Partner has the right, at his or her option, either (a) to have his Partnership mail (at such Limited Partner's expense) copies of any proxy statement, proxy form or other soliciting materials furnished by the Partnership to the Partnership's Limited Partners designated by the Limited Partner or (b) to have the Partnership deliver to the requesting Limited Partner, within five business days of the receipt of the request, a reasonably current list of the names, addresses and class of Partnership Units held by the Partnership's Limited Partners. The right to receive the list of Limited Partners is subject to the requesting Limited Partner's payment of the cost of mailing and duplication at a rate of $0.15 per page.

  Tabulation of Votes. An automated system administered by the Tabulation Agent will tabulate the votes and dissents in connection with the Mergers and the amendments to the partnership agreements. The Tabulation Agent will make the tabulation available to Host REIT, the Operating Partnership, the General Partners and any Limited Partner upon request. Abstentions will be tabulated with respect to the Mergers and the amendments to the partnership agreements. The number of Partnership Units that must be voted in favor of the Merger and the amendments to the partnership agreements for the Merger to be approved by the respective Partnerships is shown in the table above.

                     OP UNIT EXCHANGE ELECTION PROCEDURES

DESCRIPTION OF THE COMMON SHARE ELECTION

  Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time during the period beginning on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Mergers (expected to be January 22, 1999 if the Effective Date of the Mergers is December 30, 1998) (the "Election Period") (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). At their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if a Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. A Limited Partner of a Participating Partnership who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Limited Partner in a Participating Partnership who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to Host REIT for an equal number of Common Shares. The Common Shares will be issued to the Limited Partner promptly following the twentieth trading day after the Effective Date of the Mergers (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock--Common Shares."

DESCRIPTION OF THE NOTE ELECTION

  Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). Even if a Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. A Limited Partner of a Participating Partnership who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Limited Partner in a Participating Partnership who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to the Operating Partnership for the Note. The Note will be issued to the Limited Partner promptly following the twentieth trading day after the Effective Date of the Mergers (which would be promptly after January 29, 1999 if the Effective Date of the Mergers is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of a Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the currently expected closing of the Mergers), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Mergers, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of any Hotels formerly owned by the Limited Partner's Partnership and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

ELECTION PROCEDURES

  Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. A Limited Partner must make such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Mergers (which would be January 22, 1999 if the Effective Date of the Mergers is December 30, 1998), unless extended. A Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election. The OP Unit Exchange Election Form must be submitted so that it is received by the Partnership (c/o the Operating Partnership) at any time prior to the end of the Election Period. This election can be revoked, or an alternative election can be made, by submitting to the Partnership, in writing, such revocation or alternative election so that it is received by the Partnership at any time prior to the end of the Election Period.

FORM W-9 AND FIRPTA CERTIFICATION OR WITHHOLDING CERTIFICATE REQUIRED

  As a condition to the receipt of Common Shares or a Note in exchange for OP Units if a Limited Partner exercises the Common Share Election or the Note Election, each Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to Host REIT and the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Limited Partner in connection with the Common Share Election or the Note Election. If such certification or withholding certificate is not provided, Host REIT or the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Limited Partner in connection with the Common Share Election or the Note Election, including both the value of the securities received and such Limited Partner's share of the liabilities of the Operating Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

                                    EXPERTS

  The financial statements and schedule of Host Marriott Corporation and Host Marriott Hotels as of January 2, 1998 and January 3, 1997 and for each of the three years in the period ended January 2, 1998, the financial statements of HMC Senior Living Communities, Inc. as of January 2, 1998 and for the period June 21, 1997 (inception) through January 2, 1998, the balance sheet of Host Marriott, L.P. as of June 19, 1998, the balance sheet of HMC Merger Corporation as of September 28, 1998 and the financial statements of Atlanta Marriott Marquis II Limited Partnership, Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., Desert Springs Marriott Limited Partnership, Hanover Marriott Limited Partnership, Marriott Diversified American Hotels, L.P., Marriott Hotel Properties Limited Partnership, Marriott Hotel Properties II Limited Partnership and Potomac Hotel Limited Partnership as of December 31, 1997 and 1996 and each of the three years ended December 31, 1997 included in this Consent Solicitation and in the Supplements hereto have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The Appraisals and the Fairness Opinion included in this Consent Solicitation or the Registration Statement of which it is a part have been prepared by American Appraisal Associates, Inc. and are included herein and therein in reliance upon the authority of said firm as experts are giving such reports.

                                 LEGAL MATTERS

  Certain legal matters, including certain tax matters, will be passed upon for the Operating Partnership and Host REIT by Hogan & Hartson L.L.P., Washington, D.C.

                             AVAILABLE INFORMATION

  The Partnerships are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are required to file reports and other information with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street N.W., Washington, D.C. 20549. In addition, the Operating Partnership and Host REIT have filed a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act), and the rules and regulations thereunder, with respect to the securities offered pursuant to this Prospectus/Consent Solicitation Statement. This Prospectus/Consent Solicitation Statement, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Mergers, please refer to the reports of the Partnerships filed under the Exchange Act and the Operating Partnership's and Host REIT's Registration Statement and such exhibits and schedules, copies of which may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and which will also be available for inspection and copying at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at "http: www.sec.gov".

  A separate Supplement to this Prospectus/Consent Solicitation Statement has been prepared for each Partnership and will be delivered to each Limited Partner of the Partnership covered thereby. Upon receipt of a written request by a Limited Partner or representative so designated in writing, the General Partners will send a copy of any Supplement without charge. All requests should be directed to: Investor Relations, 10400 Fernwood Road, Bethesda, Maryland 20817, telephone number: (301) 380-2070 (between the hours of 9:00 a.m. and 4:00 p.m., Eastern time).

  Statements contained in this Prospectus/Consent Solicitation Statement or any supplements hereto as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

  Upon consummation of the REIT Conversion, Host REIT and the Operating Partnership will be required to file reports and other information with the Commission pursuant to the Exchange Act. In addition to applicable legal or NYSE requirements, if any, holders of the OP Units and the Common Shares will receive annual reports containing audited financial statements with a report thereon by Host REIT's and the Operating Partnership's independent public accountants, and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year. If a Partnership does not participate in the Merger, such Partnership will continue to file reports and other information with the Commission as required by law, if applicable.

                                   GLOSSARY

  "100% Participation with No Notes Issued" means all Partnerships participate in the Mergers and the REIT Conversion and no Notes are issued.

  "100% Participation with Notes Issued" means all Partnerships participate in the Mergers and the REIT Conversion and every Limited Partner elects to receive Notes.

  "15% Personal Property Test" means the test applied to determine whether a REIT satisfies the requirement under the Code that, in order for rent attributable to the lease of personal property to qualify as "rents from real property," such rent must not account for more than 15% of the total rent received under the lease of real and personal property.

  "1993 Act" means the Omnibus Budget Reconciliation Act of 1993.

  "1993 Employee Benefits Allocation Agreement" means the Employee Benefits and Other Employment Matters Allocation Agreement between Host and Marriott International, as amended.

  "1995 Employee Benefits Allocation Agreement" means the Employee Benefits and Other Employment Matters Allocation Agreement entered into by Host and HM Services that provides for the allocation of certain responsibilities with respect to employee compensation, benefits and labor matters.

  "1997 Act" means the Taxpayer Relief Act of 1997.

  "1998 Employee Benefits Allocation Agreement" means the Employee Benefits and Other Employment Matters Allocation Agreement between Host, the Operating Partnership and Crestline, to be entered into in connection with the REIT Conversion.

  "AAA" means American Appraisal Associates, Inc., an independent, nationally recognized hotel valuation and financial advisory firm that performed the Appraisals as to the Hotel(s) owned by each Partnership and rendered the Fairness Opinion.

  "Acquired Earnings" means undistributed earnings and profits of Host REIT attributable to a "C" corporation taxable year (including accumulated undistributed earnings and profits acquired from Host, some of which may have resulted from either transactions undertaken in contemplation of the REIT Conversion or the REIT Conversion itself).

  "ADA" means the Americans with Disabilities Act.

  "Adjusted Appraised Value" of a Partnership equals the Appraised Value of its Hotels, adjusted as of the Final Valuation Date for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the fair market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  "Adjusted NOI" means NOI as adjusted for incentive management fees and certain capital expenditures.

  "AMTI" means alternative minimum taxable income.

  "Annual Adjustment" means a specified percentage equal to the weighted average of the sum of a specified percentage of any increase in CPI, plus a specified percentage of any percentage increase in a regional labor cost index agreed to by the Lessor and the Lessee, during the previous 12 months.

  "Anti-Abuse Rule" means the regulation under the Partnership Provisions of the Code that authorizes the IRS, in certain "abusive" transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the IRS deems appropriate.

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  "Appraisal" means an appraisal of a Partnership's Hotel performed by AAA as of March 1, 1998 that is an evaluation of the Market Value of a property as if available for sale in the open market.

  "Appraised Value" means the market value of each Partnership's Hotels as of March 1, 1998 as determined by AAA.

  "Atlanta Marquis" means Atlanta Marriott Marquis II Limited Partnership, a Delaware limited partnership, or, as the context may require, such entity together with its subsidiaries, or any of such subsidiaries.

  "Available Cash" means net income plus depreciation and amortization and any reduction in reserves and minus interest and principal payments on debt, capital expenditures, any additions to reserves and other adjustments.

  "Blackstone Acquisition" means the expected acquisition by the Operating Partnership of twelve full-service hotels and certain other assets from the Blackstone Entities in exchange for approximately 43.7 million OP Units, assumption of debt and cash payments totaling approximately $862 million and a distribution of up to 18% of the shares of Crestline common stock and other consideration.

  "Blackstone Entities" means The Blackstone Group, a Delaware limited partnership and a series of funds controlled by Blackstone Real Estate Partners, a Delaware limited partnership.

  "Blackstone Hotels" means the twelve upscale and luxury full-service hotel properties expected to be acquired by Host from the Blackstone Entities in the Blackstone Acquisition.

  "Bond Refinancing" means the refinancing of $1.55 billion of public bonds through offers to purchase such debt securities for cash and a concurrent solicitation of consents to amend the terms of the debt securities to facilitate the transactions constituting the REIT Conversion.

  "Book-Tax Difference" means the difference between the fair market value of property contributed to a partnership at the time of contribution and the adjusted tax basis of such property at the time of such contribution.

  "Built-In Gain Asset" means an asset which has been acquired from a "C" corporation in a transaction in which the basis of the asset in the hands of Host REIT is determined by reference to the basis of the asset in the hands of the C corporation.

  "Business Day" means any day, other than a Saturday or Sunday, on which the banking institutions in the City of New York are open for business.

  "Bylaws" means the Bylaws of Host REIT as adopted by the Board of Directors of Host REIT.

  "Chain Services" means services generally furnished on a central or regional basis to the Hotels. Such services include the following: (i) the development and operation of computer systems and reservation services, (ii) regional management and administrative services, regional marketing and sales services, regional training services, manpower development and relocation costs of regional personnel and (iii) such additional central or regional services as may from time to time be more efficiently performed on a regional or group level.

  "Charter" means the Articles of Incorporation of Host REIT, as expected to be in effect at the time of the REIT Conversion.

  "Chicago Suites" means Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., a Rhode Island limited partnership.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Commission" means the U.S. Securities and Exchange Commission.

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  "Common Share" means a share of common stock, $.01 par value per share, of
Host REIT.

  "Common Share Election" means the election by a Limited Partner to tender all of the OP Units received in the Mergers to Host REIT in exchange for Common Shares.

  "Company" means Host (to the extent of its business and assets to be contributed to the Operating Partnership) with respect to periods prior to the REIT Conversion, and Host REIT and the Operating Partnership collectively with respect to the period after the REIT Conversion.

  "Consent Solicitation" means the Prospectus/Consent Solicitation Statement of the Operating Partnership and Host REIT dated October 8, 1998.

  "Continuation Value" of a Partnership represents AAA's estimate, as adopted by the General Partners, of the discounted present value as of January 1, 1998, of the limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that the Partnership continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

  "Consent Form" means the form on which the Limited Partners may vote "FOR," "AGAINST" or "ABSTAIN" with respect to the Mergers and "FOR," "AGAINST" or "ABSTAIN" with respect to the related amendments to the partnership agreements.

  "Control share acquisition" means the acquisition of control shares, subject to certain exceptions.

  "Control shares" means voting shares which, if aggregated with all other such shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval.

  "Convertible Preferred Securities" means the 6 3/4% Convertible Quarterly Income Preferred Securities issued by Host Marriott Financial Trust, with an aggregate liquidation amount of $550 million, which are guaranteed on a subordinated basis by, and convertible into the common stock of, Host.

  "CPI" means the Consumer Price Index.

  "Crestline" means Crestline Capital Corporation (formerly HMC Senior Communities, Inc.), a Delaware corporation, or, as the context may require, such entity together with the Lessees and its other subsidiaries or any of them, which currently is a wholly owned subsidiary of Host but will become a separate public company when Host or Host REIT distributes the common stock of Crestline to its existing shareholders as part of the Initial E&P Distribution.

  "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act.

  "Desert Springs" means Desert Springs Marriott Limited Partnership, a Delaware limited partnership, or, as the context may require, such entity together with its subsidiaries, or any of such subsidiaries.

  "Disguised Sale Regulations" means Section 707 of the Code and the Treasury Regulations thereunder.

  "E&P" means Host's accumulated earnings and profits, as computed for federal income tax purposes.

  "Effective Date" means the date on which the Effective Time occurs.


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  "Effective Time" means the time at which the Certificates of Merger with respect to the Mergers of the Merger Partnerships with the Participating Partnerships are filed with the Secretaries of State of the State of Delaware and the State of Rhode Island (or such later date or time as may be specified therein in accordance with applicable law).

  "EITF" means the Emerging Issues Task Force of the Financial Accounting Standards Board.

  "Election Period" means the period commencing on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Mergers (or such later date or time as Host REIT and the Operating Partnership may extend in their sole and absolute discretion).

  "Engineering Study" means a study prepared by an engineer retained by Host with respect to the deferred maintenance requirements for each of the Partnership's Hotels.

  "Excess FF&E" means replacement FF&E that would cause the average tax basis of the items of the Lessor's FF&E and other personal property that are leased to the applicable Lessee to exceed 15% of the aggregate average tax basis of the real and personal property subject to the applicable Lease.

  "Excess Losses" means losses that would have the effect of creating a deficit balance in a Limited Partner's capital account.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Exchange Value" of a Partnership or Partnership Interest means the value equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value.

  "Fairness Opinion" means the fairness opinion rendered by AAA which concluded that: (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the Limited Partners of each Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity in the Operating Partnership to be received by the limited partners of each Partnership are fair and reasonable to the Limited Partners of each Partnership.

  "FF&E" means furniture, fixtures and equipment.

  "FF&E Adjustment" means the amount by which the annual Minimum Rent would be reduced in the event that the average tax basis of the items of the Lessor's FF&E and other personal property that are leased to the applicable Lessee would exceed 15% of the aggregate average tax basis of the real and personal property subject to the applicable Lease.

  "FF&E Replacements" means FF&E to be acquired and certain routine repairs that are normally capitalized to be performed in the next year.

  "Final Valuation Date" means the date that is the end of the four-week accounting period ending at least 20 days prior to the Effective Date and is the date when the Exchange Values will be finally determined.

  "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980.

  "Forum Group" means the Forum Group, Inc., which was acquired by Host on June 21, 1997 from Marriott Senior Living Services, Inc., a subsidiary of Marriott International. The Forum Group holds interests in 31 senior living communities.


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  "Full Participation Scenario" means the REIT Conversion, including the
Blackstone Acquisition, occurs, all the Partnerships participate and no Common Shares or Notes are issued.

  "Funds From Operations" or "FFO" as defined by NAREIT means net income computed in accordance with GAAP, excluding gains or losses from debt restructurings and sales of properties, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by GAAP. FFO is also not an indicator of funds available to fund the Company's cash needs, including its ability to make distributions. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, is not comparable to such other REITs.

  "GAAP" means generally accepted accounting principles.

  "General Partner" means the general partner of a Partnership, each of which is a wholly owned, direct or indirect, subsidiary of Host (except in the case of PHLP, in which Host is the General Partner).

  "Gross Revenues" means proceeds from aggregate sales from a Hotel, including room sales, food and beverage sales and telephone and other sales.

  "Hanover" means Hanover Marriott Limited Partnership, a Delaware limited partnership.

  "Holders" means persons in whose names the Notes are registered in the security register for the Notes.

  "Host" means Host Marriott Corporation, a Delaware corporation, and either the General Partner or an affiliate of the General Partner of each Partnership, or, as the context may require, Host Marriott Corporation together with its subsidiaries or any of such subsidiaries.

  "Host Employee Trust" means the Host Marriott Employee Statutory Trust, a Delaware statutory business trust, the beneficiaries of which with respect to distributions of income are employees of Host REIT eligible to participate in the Comprehensive Stock Incentive Plan (excluding Directors of Host REIT and certain other highly compensated employees). The Host Employee Trust and possibly certain other investors will be the owners of the voting stock of the Non-Controlled Subsidiaries.

  "Host REIT" means HMC Merger Corporation, a Maryland corporation, which will be the sole general partner of the Operating Partnership and the successor to Host, or, as the context may require, HMC Merger Corporation together with its subsidiaries or any of such subsidiaries. In connection with the REIT Conversion, HMC Merger Corporation will change its name to "Host Marriott Corporation."

  "Hotel Partnership" means any Partnership or Private Partnership.

  "Hotels" means the approximately 125 full-service hotels operating primarily under the Marriott, Ritz-Carlton, Four Seasons, Swissotel and Hyatt brand names in which the Operating Partnership and its subsidiaries are expected initially to have controlling interests or own outright following the REIT Conversion and the Blackstone Acquisition.

  "Impermissible Tenant Service Income" means any amount charged to a tenant for services rendered by Host REIT or its affiliates other than through an independent contractor from whom Host REIT derives no revenue excluding for these purposes services "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant."

  "Indenture" means the indenture to be entered into between the Operating Partnership and the Indenture Trustee pursuant to which the Notes will be issued.


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  "Indenture Trustee" means Marine Midland Bank, the trustee under the
Indenture.

  "Information Agent" means Shareholder Communication Corporation.

  "Initial Basis" means a Limited Partner's initial tax basis in his OP Units.

  "Initial E&P Distribution" means one or more taxable distributions by Host or Host REIT to its shareholders and the Blackstone Entities of the shares of Crestline common stock and cash or other consideration in connection with the REIT Conversion.

  "Initial Valuation Date" means April 15, 1998.

  "Interest Payment Date" means each June 15 and December 15 commencing June 15, 1999.

  "Interested Shareholder" means a person who owns 10% or more of the voting power of a corporation's then outstanding shares of capital stock or his affiliate.

  "IRS" means the Internal Revenue Service.

  "IRS Restructuring Act" means the Internal Revenue Service Restructuring and Reform Act of 1998, which was signed into law on July 22, 1998.

  "Leases" means the lease agreements under which the Lessees will lease the Hotels from the Operating Partnership.

  "Lessees" means the entities to which the Operating Partnership will lease the Hotels and who will operate the Hotels under the existing Management Agreements and pay rent to the Operating Partnership.

  "LIBOR" means the London Interbank Offered Rate.

  "Limited Partners" means the limited partners, excluding those affiliated with Host, of the Partnerships.

  "Liquidation Value" of a Partnership represents the General Partners' estimate of the net proceeds to limited partners resulting from the assumed sale as of December 31, 1998 of the Hotel(s) of the Partnership, each at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer taxes and fees, if any, made in deriving the Adjusted Appraised Value) less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

  "Management Agreements" means the current management agreements pursuant to which the Managers manage the Hotels. Following REIT Conversion, the Management Agreements will be assigned to and assumed by the Lessees for the term of the applicable Lease.

  "Managers" means the subsidiaries of Marriott International and other companies who manage the Hotels on behalf of Host or the Hotel Partnerships (and following the REIT Conversion, on behalf of the Lessees) pursuant to the existing management agreements.

  "Market Leasing Factor" means the amount used to determine the FF&E Adjustment to Minimum Rent in the event that the average tax basis of the items of the Lessor's FF&E and other personal property that are leased to the applicable Lessee would exceed 15% of the aggregate average tax basis of the real and personal property subject to the applicable Lease. The Market Leasing Factor will be determined for the first two years under a Lease at the time the Lease is executed. Each year thereafter, the Market Leasing Factor will be determined by an independent valuation expert based upon the median of the leasing rates of at least three nationally recognized companies engaged in the business of leasing similar personal property.


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  "Market Value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are typically motivated; (ii) both parties are well informed or well advised, and each is acting in what he considers his own best interest;
(iii) a reasonable time frame is allowed for exposure in the open market;
(iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

  "Marriott International" means Marriott International, Inc., a Delaware corporation.

  "Maturity Date" means December 15, 2005.

  "MDAH" means Marriott Diversified American Hotels, L.P., a Delaware limited partnership.

  "Merger" means the proposed merger of a Merger Partnership into a Partnership pursuant to this Consent Solicitation, in which the Partnership will be the surviving entity and will become a subsidiary of the Operating Partnership.

  "Merger Expenses" means all costs and expenses incurred in connection with the proposed Mergers.

  "Merger Partnership" means a newly formed direct or indirect subsidiary of the Operating Partnership, which will merge with a Partnership.

  "MGCL" means the Maryland General Corporation Law.

  "MHP" means Marriott Hotel Properties Limited Partnership, a Delaware limited partnership, or, as the context may require, such entity together with its subsidiaries or any of such subsidiaries.

  "MHP2" means Marriott Hotel Properties II Limited Partnership, a Delaware limited partnership, or, as the context may require, such entity together with its subsidiaries or any of such subsidiaries.

  "Minimum Rent" means a fixed dollar amount specified in each lease, less the FF&E Adjustment.

  "NAREIT" means the National Association of Real Estate Investment Trusts,
Inc.

  "Net Cash Proceeds" mean net cash proceeds from the (i) sale or other disposition of a Hotel for an amount in excess of (a) the amount required to repay mortgage indebtedness (outstanding immediately prior to the Mergers) secured by such Hotel or otherwise required to be applied to the reduction of indebtedness of such Partnership and (b) the costs incurred by the Partnership in connection with such sale or other disposition or (ii) refinancing (whether at maturity or otherwise) of any indebtedness secured by any Hotel in an amount in excess of (a) the amount of indebtedness secured by such Hotel at the time of the Mergers, calculated prior to any repayment or other reduction in the amount of such indebtedness in the Mergers and (b) the costs incurred by the Operating Partnership or such Partnership in connection with such refinancing.

  "New Credit Facility" means the $1.25 billion credit facility of the Operating Partnership.

  "NOI" means net operating income or the income before interests, taxes, depreciation and amortization.

  "Non-Controlled Subsidiaries" means the one or more taxable corporations in which the Operating Partnership will own 95% of the economic interest but no voting stock and which will hold various assets contributed by Host and its subsidiaries to the Operating Partnership, which assets, if owned directly by the Operating Partnership, could jeopardize Host REIT's status as a REIT.


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  "Non-Participating Partnership" means a Partnership whose Limited Partners do not vote in favor of the Merger or the amendments to the partnership agreement and which does not participate in a Merger.

  "Non-U.S. Shareholders" means persons that are, for purposes of federal income taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts.

  "Note" means an unsecured 6.56% Callable Note due December 15, 2005 of the Operating Partnership which a Limited Partner may elect to receive in connection with the Mergers in exchange for OP Units with a principal amount equal to the Note Election Amount of the Limited Partner's Partnership Interest.

  "Note Election Amount" means the principal amount of a Note received by a Limited Partner who elects to receive such Note in exchange for OP Units, which is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value of such Limited Partner's Partnership Interest.

  "Note Election" means the election by a Limited Partner to tender all of the OP Units received in the Mergers to the Operating Partnership in exchange for Notes.

  "NYSE" means the New York Stock Exchange, Inc.

  "OP Unit" means a unit of limited partnership interest in the Operating Partnership.

  "OP Unit Exchange Election Form" means the form on which Limited Partners must make the Common Share Election or the Note Election.

  "Operating Partnership" means Host Marriott, L.P., a Delaware limited partnership, or, as the context may require, such entity together with its subsidiaries, including the Non-Controlled Subsidiaries, or any of them; also means Host, when used to describe such entity on a pro forma basis before the REIT Conversion.

  "Original Limited Partner's Adjusted Basis" means the amount of basis, for tax purposes, that a Limited Partner who purchased his Partnership Interest in the original offering by the Partnership of Partnership Interests and who has held such Partnership Interest at all times since would have.

  "Ownership Limit" means the prohibition against ownership, directly or by virtue of the attribution provisions of the Code, by any single shareholder or shareholders acting as a group of more than (i) 9.8% of the lesser of the number or value of Common Shares outstanding (subject to an exception for Common Shares held prior to the REIT Conversion so long as the holder thereof would not own more than 9.9% in value of the outstanding shares of beneficial interest of Host REIT) or (ii) 9.8% of the lesser of the number or value of the issued and outstanding preferred shares of any class or series of Host REIT.

  "Participating Partnership" means a Partnership whose Limited Partners vote in favor of the Merger and which participates in a Merger.

  "Partnership" means any of Atlanta Marquis, Chicago Suites, Desert Springs, Hanover, MDAH, MHP, MHP2 or PHLP or, as the context may require, any such entity together with its subsidiaries, or any of such subsidiaries.

  "Partnership Agreement" means the amended and restated agreement of limited partnership of the Operating Partnership substantially in the form attached hereto as Appendix A.

  "Partnership Interests" means the interests of the Limited Partners in their respective Partnerships.

  "Partnership Provisions" means the partnership provisions of the Code.

  "Partnership Unit" means a unit of limited partnership interest in a Partnership.


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  "Percentage Rent" means an amount of rent based upon specified percentages of aggregate sales (including room sales, food and beverage sales and telephone and other sales) at each Hotel which is subject to a Lease.

  "Person" means an individual, corporation, partnership, limited liability company, trust or other entity.

  "PHLP" means Potomac Hotel Limited Partnership, a Delaware limited partnership.

  "Plan Assets" means the underlying assets of Host REIT which are deemed to be assets of an investing ERISA Plan.

  "Private Partnership" means a partnership (other than a Partnership) or limited liability company that owns one or more full-service Hotels and that, prior to the REIT Conversion, is partially but not wholly owned by Host or one of its subsidiaries. The Private Partnerships are not participating in the Mergers.

  "Projected Year" means the twelve-month period ending February 28, 1999, used by AAA to estimate the Appraised Value of each Hotel.

  "Prohibited Owner" means a Person holding record title to any shares in excess of the Ownership Limit.

  "Prohibited Transferee" means a Person who would violate the Ownership Limit or any other restriction in the Declaration of Trust because of a transfer of shares of beneficial interest of Host REIT to such Person or any other event.

  "Q & A" means the Questions and Answers provided to the Limited Partners as part of the Solicitation Materials.

  "Recognition Period" means the ten-year period beginning on the date on which a Built-In Gain Asset is acquired by Host REIT.

  "Record Date" means September 18, 1998 for all Partnerships.

  "Redemption Amount" means an amount of cash equal to the deemed fair market value of OP Units at the time of redemption.

  "Redemption Price" means an amount of cash equal to the sum of the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date.

  "Regular Record Date" means a date 15 days prior to an Interest Payment Date, on which the Holders of the Notes are determined, regardless of whether such day is a Business Day.

  "REIT" means a real estate investment trust.

  "REIT Conversion" means (i) the contribution by Host of its wholly owned Hotels, its interests in the Hotel Partnerships and certain other businesses and assets to the Operating Partnership, (ii) the recently completed refinancing and amendment of the debt securities and certain credit facilities of Host substantially in the manner described herein, (iii) the Mergers (if and to the extent consummated), (iv) the acquisition (whether by merger or otherwise) by the Operating Partnership of certain Private Partnerships or interests therein (if and to the extent consummated), (v) the Blackstone Acquisition (if and to the extent consummated), (vi) the creation and capitalization of the Non-Controlled Subsidiaries, (vii) the merger of Host into Host REIT and the distribution by Host or Host REIT of Crestline common stock and cash or other consideration to its shareholders and the Blackstone Entities in connection with the Initial E&P Distribution, (viii) the leasing of the Hotels to subsidiaries of Crestline or others and (ix) such other related transactions and steps occurring prior to, substantially concurrent with or within a reasonable time after the Effective Date as Host may determine in its discretion to be necessary or desirable to complete or facilitate the transactions contemplated herein or otherwise to permit Host REIT to elect to be treated as a REIT for federal income tax purposes for the first full taxable year commencing after the Mergers.

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  "Related Party Tenant" means a tenant in which Host REIT, or an actual or constructive owner of 10% or more of Host REIT, actually or constructively owns 10% or more of the interests.

  "REVPAR" means revenue per available room. REVPAR measures daily room revenues generated on a per room basis by combining the average daily room rate charged and the average daily occupancy achieved. REVPAR excludes food and beverage and other ancillary revenues generated by the hotel.

  "Rhode Island Act" means the Rhode Island Uniform Limited Partnership Act.

  "RIC" means a Regulated Investment Company.

  "Rights Agreement" means the rights agreement to be adopted by Host REIT substantially as described herein.

  "SAR" means stock appreciation rights.

  "Section 704(c) Minimum Gain" means the amount of any taxable gain that would be allocated to a partner under Section 704(c) of the Code (or in the same manner as Section 704(c) of the Code in connection with a revaluation of partnership property) if the partnership disposed of all partnership property (in a taxable transaction) subject to one or more nonrecourse liabilities of the partnership in full satisfaction of such liabilities and for no other consideration.

  "Section 751 Assets" means "unrealized receivables" (including depreciation recapture) and/or "substantially appreciated inventory items" as defined in
Section 751 of the Code.

  "Securities Act" means the Securities Act of 1933, as amended.

  "SFAS" means Statement of Financial Accounting Standard.

  "Shareholder Rights Plan" means the Shareholder Rights Plan to be adopted by Host REIT.

  "Significant Subsidiary" means each significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X promulgated under the Securities Act) of the Operating Partnership.

  "Single Participation with No Notes Issued" means the Partnership with the least amount of cash flow from operations in fiscal year 1997 (Chicago Suites) is the only Partnership which participates in the Mergers and the REIT Conversion and no Notes are issued.

  "Single Participation with Notes Issued" means the Partnership with the least amount of cash flow from operations in fiscal year 1997 (Chicago Suites) is the only Partnership which participates in the Mergers and the REIT Conversion and every Limited Partner elects to receive Notes.

  "Solicitation Materials" means the Consent Solicitation, the Consent Form and the Q&A.

  "Solicitation Period" means the period of time commencing at the time the Consent Solicitation and other Solicitation Materials are first distributed to the Limited Partners and ending at the later of (i) December 12, 1998 or (ii) such later date as the General Partners and the Operating Partnership may elect, in their sole and absolute discretion.

  "Subsidiary Partnerships" means partnerships or limited liability companies in which either the Operating Partnership or the Hotel Partnerships have an interest.

  "Tabulation Agent" means Gemisys/Trust Co. of America, the independent tabulator of votes on the Mergers and the related partnership agreement amendments.

  "Tax Matters Partner" means the Person designated at the partnership level to represent the partnership in a unified partnership proceeding to determine income, gain, loss, deduction and credit for each Partner. The Partnership Agreement appoints Host REIT as the Tax Matters Partner for the Operating Partnership.

  "TEFRA" means the Tax Equity and Fiscal Responsibility Act of 1982.

  "TMT" means tentative minimum tax.

  "Treasury Regulations" means the regulations promulgated by the IRS under the Code.

  "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended.

  "U.S. Shareholder" means a holder of Common Shares who (for United States federal income tax purposes) is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have authority to control all substantial decisions of the trust.

  "UBTI" means unrelated business taxable income.

  "Unit Redemption Right" means the right of Limited Partners who retain OP Units to redeem, beginning one year following the Effective Date, their OP Units and receive, at Host REIT's election, either Common Shares on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares.

  "UPREIT" means an umbrella partnership real estate investment trust.

                         INDEX TO FINANCIAL STATEMENTS

The following financial information is included on the pages indicated:

                        HISTORICAL FINANCIAL STATEMENTS

                                                                           PAGE
                                                                          ------
HOST MARRIOTT CORPORATION
 Report of Independent Public Accountants................................    F-6
 Consolidated Balance Sheets as of January 2, 1998 and January 3, 1997...    F-7
 Consolidated Statements of Operations for the Fiscal Years Ended January
  2, 1998, January 3, 1997 and December 29, 1995.........................    F-8
 Consolidated Statements of Shareholders' Equity for the Fiscal Years
  Ended January 2, 1998, January 3, 1997 and December 29, 1995...........    F-9
 Consolidated Statement of Cash Flows for the Fiscal Years Ended January
  2, 1998, January 3, 1997 and December 29, 1995.........................   F-10
 Notes to Consolidated Financial Statements..............................   F-11
 Condensed Consolidated Balance Sheet as of June 19, 1998 (unaudited)....   F-34
 Condensed Consolidated Statements of Operations for the Twenty-Four
  Weeks Ended June 19, 1998 and June 20, 1997 (unaudited)................   F-35
 Condensed Consolidated Statements of Cash Flows for the Twenty-Four
  Weeks Ended June 19, 1998 and June 20, 1997 (unaudited)................   F-36
 Notes to Condensed Consolidated Financial Statements (unaudited)........   F-37
HOST MARRIOTT HOTELS
 Report of Independent Public Accountants................................   F-45
 Combined Consolidated Balance Sheets as of January 2, 1998 and January
  3, 1997................................................................   F-46
 Combined Consolidated Statements of Operations for the Fiscal Years
  Ended January 2, 1998, January 3, 1997 and December 29, 1995...........   F-47
 Combined Consolidated Statements of Cash Flows for the Fiscal Years
  Ended January 2, 1998, January 3, 1997 and December 29, 1995...........   F-48
 Notes to Combined Consolidated Financial Statements.....................   F-49
 Condensed Combined Consolidated Balance Sheet as of June 19, 1998
  (unaudited)............................................................   F-73
 Condensed Combined Consolidated Statements of Operations for the Twenty-
  four Weeks Ended June 19, 1998 and June 20, 1997 (unaudited)...........   F-74
 Condensed Combined Consolidated Statements of Cash Flows for the Twenty-
  four Weeks Ended June 19, 1998 and June 20, 1997 (unaudited)...........   F-75
 Notes to Condensed Combined Consolidated Financial Statements
  (unaudited)............................................................   F-76
HMC SENIOR COMMUNITIES, INC., WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
OF HOST MARRIOTT CORPORATION (TENANT FINANCIAL STATEMENTS)
 Report of Independent Public Accountant.................................   F-83
 Consolidated Balance Sheet as of January 2, 1998........................   F-84
 Consolidated Statement of Operations for the Period from June 21, 1997
  (inception) through January 2, 1998....................................   F-85
 Consolidated Statement of Shareholders' Equity for the Period from June
  21, 1997 (inception) through January 2, 1998...........................   F-86
 Consolidated Statement of Cash Flows for the Period from June 21, 1997
  (inception) through January 2, 1998....................................   F-87
 Notes to Consolidated Financial Statements..............................   F-88
 Condensed Consolidated Balance Sheet as of June 19, 1998 (unaudited)....   F-98
 Condensed Consolidated Statement of Operations for the Twenty-four Weeks
  Ended June 19, 1998 (unaudited)........................................   F-99
 Consolidated Statement of Cash Flows for the Twenty-four Weeks Ended
  June 19, 1998 (unaudited)..............................................  F-100
 Notes to Condensed Consolidated Financial Statements (unaudited)........  F-101

                                                                         PAGE
                                                                         -----
HOST MARRIOTT L.P.
 Report of Independent Public Accountants............................... F-103
 Balance Sheet as of June 19, 1998...................................... F-104
 Notes to Balance Sheet................................................. F-105
HMC MERGER CORPORATION
 Report of Independent Public Accountants............................... F-107
 Balance Sheet as of September 28, 1998................................. F-108
 Notes to Balance Sheet................................................. F-109

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

OPERATING PARTNERSHIP
 Introduction to Unaudited Pro Forma Financial Information of the
  Company............................................................... F-110
 100% Participation with No Notes Issued
  Pro Forma Balance Sheet as of June 19, 1998........................... F-112
  Pro Forma Statements of Operations for the First Two Quarters 1998 and
   the Fiscal Year Ended January 2, 1998................................ F-117
  Pro Forma Statements of Cash Flows for the First Two Quarters 1998 and
   the Fiscal Year Ended January 2, 1998................................ F-123
 100% Participation with Notes Issued
  Pro Forma Balance Sheet as of June 19, 1998........................... F-126
  Pro Forma Statements of Operations for the First Two Quarters 1998 and
   the Fiscal Year Ended January 2, 1998................................ F-130
  Pro Forma Statements of Cash Flows for the First Two Quarters 1998 and
   the Fiscal Year Ended January 2, 1998................................ F-134
 Single Partnership Participation with No Notes Issued
  Pro Forma Balance Sheet as of June 19, 1998........................... F-137
  Pro Forma Statements of Operations for the First Two Quarters 1998 and
   the Fiscal Year Ended January 2, 1998................................ F-141
  Pro Forma Statements of Cash Flows for the First Two Quarters 1998 and
   the Fiscal Year Ended January 2, 1998................................ F-145
 Single Partnership Participation with Notes Issued
  Pro Forma Balance Sheet as of June 19, 1998........................... F-148
  Pro Forma Statements of Operations for the First Two Quarters 1998 and
   the Fiscal Year Ended January 2, 1998................................ F-152
  Pro Forma Statements of Cash Flows for the First Two Quarters 1998 and
   the Fiscal Year Ended January 2, 1998................................ F-156
HOST REIT
 Introduction to Unaudited Pro Forma Financial Statements of Host REIT.. F-159
 100% Participation with No Notes Issued
  Unaudited Pro Forma Balance Sheet as of June 19, 1998................. F-160
  Unaudited Pro Forma Statement of Operations for the First Two Quarters
   1998................................................................. F-161
  Unaudited Pro Forma Statement of Operations for the Fiscal Year Ended
   1997................................................................. F-162
  Notes to Unaudited Pro Forma Financial Statments...................... F-163
 100% Participation with Notes Issued
  Unaudited Pro Forma Balance Sheet as of June 19, 1998................. F-165
  Unaudited Pro Forma Statement of Operations for the First Two Quarters
   1998................................................................. F-166
  Unaudited Pro Forma Statement of Operations for the Fiscal Year Ended
   1997................................................................. F-167
  Notes to Unaudited Pro Forma Financial Statments...................... F-168
 Single Partnership Participation with No Notes Issued

                                                                          PAGE
                                                                          -----
  Unaudited Pro Forma Balance Sheet as of June 19, 1998.................. F-170
  Unaudited Pro Forma Statement of Operations for the First Two Quarters
   1998.................................................................. F-171
  Unaudited Pro Forma Statement of Operations for the Fiscal Year Ended
   1997.................................................................. F-172
  Notes to Unaudited Pro Forma Financial Statements...................... F-173
 Single Partnership Participation with Notes Issued
  Unaudited Pro Forma Balance Sheet as of June 19, 1998.................. F-175
  Unaudited Pro Forma Statement of Operations for the First Two Quarters
   1998.................................................................. F-176
  Unaudited Pro Forma Statement of Operations for the Fiscal Year Ended
   1997.................................................................. F-177
  Notes to Unaudited Pro Forma Financial Statements...................... F-178
CRESTLINE
 Introduction to Unaudited Pro Forma Financial Statements of Crestline... F-180
 Unaudited Pro Forma Balance Sheet as of June 19, 1998................... F-181
 Unaudited Pro Forma Statements of Operations for the First Two Quarters
  1998 and the Fiscal Year Ended January 2, 1998......................... F-182
 Notes to Unaudited Pro Forma Financial Statements....................... F-184

          HISTORICAL FINANCIAL INFORMATION FOR THE MERGER PARTNERSHIPS

ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP
 Selected Financial Data................................................. F-185
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... F-187
 Report of Independent Public Accountants................................ F-193
 Consolidated Balance Sheets as of December 31, 1997 and 1996............ F-194
 Consolidated Statements of Operations for the Years Ended December 31,
  1997, 1996 and 1995.................................................... F-195
 Consolidated Statements of Changes in Partners' Deficit for the Years
  Ended December 31, 1997, 1996 and 1995................................. F-196
 Consolidated Statements of Cash Flows for the Years Ended December 31,
  1997, 1996 and 1995.................................................... F-197
 Notes to Consolidated Financial Statements.............................. F-198
 Condensed Consolidated Statement of Operations for the First Two
  Quarters 1998 and 1997 (unaudited)..................................... F-208
 Condensed Consolidated Balance Sheet as of June 19, 1998 and December
  31, 1997 (unaudited)................................................... F-209
 Condensed Consolidated Statements of Cash Flows for the First Two
  Quarters 1998 and 1997 (unaudited)..................................... F-210
 Notes to Condensed Consolidated Financial Statements (unaudited)........ F-211
DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP
 Selected Financial Data................................................. F-214
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... F-215
 Report of Independent Public Accountants................................ F-224
 Balance Sheets as of December 31, 1997 and 1996......................... F-225
 Statements of Operations for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-226
 Statements of Changes in Partners' Capital (Deficit) for the Years Ended
  December 31, 1997, 1996 and 1995....................................... F-227
 Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-228
 Notes to Financial Statements........................................... F-229
 Condensed Consolidated Balance Sheets as of June 19, 1998 and December
  31, 1997 (unaudited)................................................... F-237
 Condensed Consolidated Statements of Operations for the First Two
  Quarters 1998 and 1997 (unaudited)..................................... F-238
 Condensed Consolidated Statements of Cash Flows for the First Two
  Quarters 1998 and 1997 (unaudited)..................................... F-239
 Notes to Condensed Consolidated Financial Statements (unaudited)........ F-240
HANOVER MARRIOTT LIMITED PARTNERSHIP
 Selected Financial Data................................................. F-243
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... F-244
 Report of Independent Public Accountants................................ F-249

                                                                          PAGE
                                                                          -----
 Statements of Operations for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-250
 Balance Sheets as of December 31, 1997 and 1996......................... F-251
 Statements of Changes in Partners' Capital (Deficit) for the Years Ended
  December 31, 1997, 1996 and 1995....................................... F-252
 Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-253
 Notes to Financial Statements........................................... F-254
 Condensed Balance Sheets as of June 19, 1998 and December 31, 1997
  (unaudited)............................................................ F-262
 Condensed Statements of Operations for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-263
 Condensed Statements of Cash Flows for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-264
 Notes to Condensed Financial Statements (unaudited)..................... F-265
MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP
 Selected Financial Data................................................. F-267
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... F-268
 Report of Independent Public Accountants................................ F-274
 Consolidated Balance Sheets as of December 31, 1997 and 1996............ F-275
 Consolidated Statements of Operations for the Years Ended December 31,
  1997, 1996 and 1995.................................................... F-276
 Consolidated Statements of Changes in Partners' Capital (Deficit) for
  the Years Ended December 31, 1997, 1996 and 1995....................... F-277
 Consolidated Statements of Cash Flows for the Years Ended December 31,
  1997, 1996 and 1995.................................................... F-278
 Notes to Consolidated Financial Statements.............................. F-279
 Condensed Consolidated Balance Sheets as of June 19, 1998 and December
  31, 1997 (unaudited)................................................... F-288
 Condensed Consolidated Statements of Operations for the First Two
  Quarters 1998 and 1997 (unaudited)..................................... F-289
 Condensed Consolidated Statements of Cash Flows for the First Two
  Quarters 1998 and 1997 (unaudited)..................................... F-290
 Notes to Condensed Consolidated Financial Statements (unaudited)........ F-291
MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
 Selected Financial Data................................................. F-294
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... F-295
 Report of Independent Public Accountants................................ F-302
 Balance Sheets as of December 31, 1997 and 1996......................... F-303
 Statements of Operations for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-304
 Statements of Changes in Partners' Capital for the Years Ended December
  31, 1997, 1996 and 1995................................................ F-305
 Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-306
 Notes to Financial Statements........................................... F-307
 Condensed Balance Sheets as of June 19, 1998 and December 31, 1997
  (unaudited)............................................................ F-317
 Condensed Statements of Operations for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-318
 Condensed Statements of Cash Flows for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-319
 Notes to Condensed Financial Statements (unaudited)..................... F-320
MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
 Selected Financial Data................................................. F-323
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... F-324
 Report of Independent Public Accountants................................ F-328
 Balance Sheets as of December 31, 1997 and 1996......................... F-329
 Statements of Operations for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-330
 Statements of Changes in Partners' Capital (Deficit) for the Years Ended
  December 31, 1997, 1996 and 1995....................................... F-331
 Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-332

                                                                          PAGE
                                                                          -----
 Notes to Financial Statements........................................... F-333
 Condensed Balance Sheets as of June 19, 1998 and December 31, 1997
  (unaudited)............................................................ F-339
 Condensed Statements of Operations for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-340
 Condensed Statements of Cash Flows for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-341
 Notes to Condensed Financial Statements (unaudited)..................... F-342

MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
 Selected Financial Data................................................. F-344
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... F-345
 Report of Independent Public Accountants................................ F-348
 Balance Sheets as of December 31, 1997 and 1996......................... F-349
 Statements of Operations for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-350
 Statements of Changes in Partners' Deficit for the Years Ended December
  31, 1997, 1996 and 1995................................................ F-351
 Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-352
 Notes to Financial Statements........................................... F-353
 Condensed Balance Sheets as of June 19, 1998 and December 31, 1997
  (unaudited)............................................................ F-360
 Condensed Statements of Operations for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-361
 Condensed Statements of Cash Flows for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-362
 Notes to Condensed Financial Statements (unaudited)..................... F-363
POTOMAC HOTEL LIMITED PARTNERSHIP
 Selected Financial Data................................................. F-365
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... F-366
 Report of Independent Public Accountants................................ F-375
 Balance Sheets as of December 31, 1997 and 1996......................... F-376
 Statements of Operations for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-377
 Statements of Changes in Partners' Deficit for the Years Ended December
  31, 1997, 1996 and 1995................................................ F-378
 Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
  1995................................................................... F-379
 Notes to Financial Statements........................................... F-380
 Condensed Balance Sheets as of June 19, 1998 and December 31, 1997
  (unaudited)............................................................ F-392
 Condensed Statements of Operations for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-393
 Condensed Statements of Cash Flows for the First Two Quarters 1998 and
  1997 (unaudited)....................................................... F-394
 Notes to Condensed Financial Statements (unaudited)..................... F-395

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Host Marriott Corporation:

  We have audited the accompanying consolidated balance sheets of Host Marriott Corporation and subsidiaries as of January 2, 1998 and January 3, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 2, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Host Marriott Corporation and subsidiaries as of January 2, 1998 and January 3, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1998, in conformity with generally accepted accounting principles.

  As discussed in Notes 1 and 2 to the consolidated financial statements, in 1995 the Company changed its method of accounting for the impairment of long-lived assets.

                                          Arthur Andersen LLP

Washington, D.C.
February 27, 1998

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      JANUARY 2, 1998 AND JANUARY 3, 1997
                                 (IN MILLIONS)

                                                                  1997   1996
                                                                 ------ ------
                            ASSETS
Property and Equipment, net....................................  $5,217 $3,805
Notes and Other Receivables, net (including amounts due from
 affiliates of $23 million and $156 million, respectively).....      54    297
Due from Managers..............................................      93     89
Investments in Affiliates......................................      13     11
Other Assets...................................................     284    246
Short-term Marketable Securities...............................     354     --
Cash and Cash Equivalents......................................     511    704
                                                                 ------ ------
                                                                 $6,526 $5,152
                                                                 ====== ======
             LIABILITIES AND SHAREHOLDERS' EQUITY
Debt
 Senior Notes Issued by the Company or its Subsidiaries........  $1,585 $1,021
 Mortgage Debt.................................................   1,979  1,529
 Other.........................................................     219     97
                                                                 ------ ------
                                                                  3,783  2,647
Accounts Payable and Accrued Expenses..........................      97     74
Deferred Income Taxes..........................................     508    464
Other Liabilities..............................................     388    290
                                                                 ------ ------
   Total Liabilities...........................................   4,776  3,475
                                                                 ------ ------
Company-obligated Mandatorily Redeemable Convertible Preferred
 Securities of a Subsidiary Trust Holding Company Substantially
 All of Whose Assets are the Convertible Subordinated
 Debentures Due 2026 ("Convertible Preferred Securities")......     550    550
                                                                 ------ ------
Shareholders' Equity
 Common Stock, 600 million shares authorized; 203.8 million
  shares in 1997 and 202.0 million shares in 1996 issued and
  outstanding..................................................     204    202
 Additional Paid-in Capital....................................     947    926
 Retained Earnings (Deficit)...................................      49     (1)
                                                                 ------ ------
   Total Shareholders' Equity..................................   1,200  1,127
                                                                 ------ ------
                                                                 $6,526 $5,152
                                                                 ====== ======

                See Notes to Consolidated Financial Statements.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

   FISCAL YEARS ENDED JANUARY 2, 1998, JANUARY 3, 1997 AND DECEMBER 29, 1995
                 (IN MILLIONS, EXCEPT PER COMMON SHARE AMOUNTS)

                                                           1997   1996   1995
                                                          ------  -----  -----
REVENUES
 Hotels.................................................. $1,093  $ 717  $ 474
 Senior living communities...............................     37     --     --
 Net gains (losses) on property transactions.............    (11)     1     (3)
 Equity in earnings of affiliates........................      5      3     --
 Other...................................................     23     11     13
                                                          ------  -----  -----
   Total revenues........................................  1,147    732    484
                                                          ------  -----  -----
OPERATING COSTS AND EXPENSES
 Hotels (including Marriott International management fees
  of $162 million, $101 million and $67 million,
  respectively)..........................................    649    461    281
 Senior living communities (including Marriott
  International management fees of $6 million in 1997)...     20     --     --
 Other (including a $60 million write-down of undeveloped
  land in 1995)..........................................     29     38     89
                                                          ------  -----  -----
   Total operating costs and expenses....................    698    499    370
                                                          ------  -----  -----
OPERATING PROFIT BEFORE MINORITY INTEREST, CORPORATE
 EXPENSES AND INTEREST...................................    449    233    114
Minority interest........................................    (32)    (6)    (2)
Corporate expenses.......................................    (47)   (43)   (36)
Interest expense.........................................   (302)  (237)  (178)
Dividends on Convertible Preferred Securities of
 subsidiary trust........................................    (37)    (3)    --
Interest income..........................................     52     48     27
                                                          ------  -----  -----
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
 TAXES...................................................     83     (8)   (75)
Benefit (provision) for income taxes.....................    (36)    (5)    13
                                                          ------  -----  -----
INCOME (LOSS) FROM CONTINUING OPERATIONS.................     47    (13)   (62)
DISCONTINUED OPERATIONS
 Loss from discontinued operations (net of income tax
  benefit of $3 million in 1995).........................     --     --     (8)
 Provision for loss on disposal (net of income tax
  benefit of $23 million in 1995)........................     --     --    (53)
                                                          ------  -----  -----
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS.................     47    (13)  (123)
Extraordinary items--Gain (loss) on extinguishment of
 debt (net of income tax expense (benefit) of $1 million
 in 1997 and ($10) million in 1995)......................      3     --    (20)
                                                          ------  -----  -----
NET INCOME (LOSS)........................................ $   50  $ (13) $(143)
                                                          ======  =====  =====
BASIC EARNINGS (LOSS) PER COMMON SHARE:
CONTINUING OPERATIONS.................................... $  .23  $(.07) $(.39)
Discontinued operations (net of income taxes)............     --     --   (.39)
Extraordinary items--Gain (loss) on extinguishment of
 debt (net of income taxes)..............................    .02     --   (.12)
                                                          ------  -----  -----
BASIC EARNINGS (LOSS) PER COMMON SHARE................... $  .25  $(.07) $(.90)
                                                          ======  =====  =====
DILUTED EARNINGS (LOSS) PER COMMON SHARE:
CONTINUING OPERATIONS.................................... $  .23  $(.07) $(.39)
Discontinued operations (net of income taxes)............     --     --   (.39)
Extraordinary items--Gain (loss) on extinguishment of
 debt (net of income taxes)..............................    .01     --   (.12)
                                                          ------  -----  -----
DILUTED EARNINGS (LOSS) PER COMMON SHARE................. $  .24  $(.07) $(.90)
                                                          ======  =====  =====

                See Notes to Consolidated Financial Statements.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

   FISCAL YEARS ENDED JANUARY 2, 1998, JANUARY 3, 1997 AND DECEMBER 29, 1995

    COMMON                                CONVERTIBLE        ADDITIONAL
    SHARES                                 PREFERRED  COMMON  PAID-IN   RETAINED
  OUTSTANDING                                STOCK    STOCK   CAPITAL   EARNINGS
  -----------                             ----------- ------ ---------- --------
 (IN MILLIONS)                                        (IN MILLIONS)
               Balance, December 30,
     153.6      1994....................     $ 13      $154     $479     $  64
        --     Net loss.................       --        --       --      (143)
               Distribution of stock of
                Host Marriott Services
        --      Corporation.............       --        --       (4)       95
               Common stock issued for
                the comprehensive stock
                and employee stock
       1.3      purchase plans..........       --         1       16        --
               Conversion of preferred
       4.8      stock to common stock...      (13)        5        8        --
--------------------------------------------------------------------------------
               Balance, December 29,
     159.7      1995....................       --       160      499        16
        --     Net loss.................       --        --       --       (13)
               Adjustment to Host
                Marriott Services
        --      Dividend................       --        --       --        (4)
               Common stock issued for
                the comprehensive stock
                and employee stock
       3.9      purchase plans..........       --         3       17        --
               Common stock issued for
       6.8      warrants exercised......       --         7       42        --
               Common stock issued in
      31.6      stock offering..........       --        32      368        --
--------------------------------------------------------------------------------
               Balance, January 3,
     202.0      1997....................       --       202      926        (1)
        --     Net income...............       --        --       --        50
               Common stock issued for
                the comprehensive stock
                and employee stock
       1.8      purchase plans..........       --         2       21        --
--------------------------------------------------------------------------------
               Balance, January 2,
     203.8      1998....................     $ --      $204     $947     $  49
--------------------------------------------------------------------------------


                See Notes to Consolidated Financial Statements.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

   FISCAL YEARS ENDED JANUARY 2, 1998, JANUARY 3, 1997 AND DECEMBER 29, 1995

                                                          1997    1996   1995
                                                         -------  -----  -----
                                                            (IN MILLIONS)
OPERATING ACTIVITIES
Income (loss) from continuing operations................ $    47  $ (13) $ (62)
Adjustments to reconcile to cash from operations:
 Depreciation and amortization..........................     240    168    122
 Income taxes...........................................     (20)   (35)   (35)
 Amortization of deferred income........................      (4)    (6)    (7)
 Net (gains) losses on property transactions............      19      4     70
 Equity in earnings of affiliates.......................      (5)    (3)    --
 Other..................................................      60     49     33
 Changes in operating accounts:
  Other assets..........................................      60      9     (2)
  Other liabilities.....................................      67     32     (9)
                                                         -------  -----  -----
 Cash from continuing operations........................     464    205    110
 Cash from (used in) discontinued operations............      --     (4)    32
                                                         -------  -----  -----
 Cash from operations...................................     464    201    142
                                                         -------  -----  -----
INVESTING ACTIVITIES
Proceeds from sales of assets...........................      51    373    358
 Less non-cash proceeds.................................      --    (35)   (33)
                                                         -------  -----  -----
Cash received from sales of assets......................      51    338    325
Acquisitions............................................    (596)  (702)  (392)
Capital expenditures:
 Capital expenditures for renewals and replacements.....    (131)   (87)   (56)
 Lodging construction funded by project financing.......      --     (3)   (40)
 New investment capital expenditures....................     (29)   (69)   (64)
Purchases of short-term marketable securities...........    (354)    --     --
Notes receivable collections............................       6     13     43
Affiliate notes receivable and collections, net.........      (6)    21      2
Other...................................................      13    (15)    26
                                                         -------  -----  -----
 Cash used in investing activities from continuing
  operations............................................  (1,046)  (504)  (156)
 Cash used in investing activities from discontinued
  operations............................................      --     --    (52)
                                                         -------  -----  -----
 Cash used in investing activities......................  (1,046)  (504)  (208)
                                                         -------  -----  -----
FINANCING ACTIVITIES
Issuances of debt.......................................     857     46  1,251
Issuances of Convertible Preferred Securities, net......      --    533     --
Issuances of common stock...............................       6    454     13
Scheduled principal repayments..........................     (93)   (82)  (100)
Debt prepayments........................................    (403)  (173)  (960)
Other...................................................      22     28     --
                                                         -------  -----  -----
 Cash from financing activities from continuing
  operations............................................     389    806    204
 Cash used in financing activities from discontinued
  operations............................................      --     --     (4)
                                                         -------  -----  -----
 Cash from financing activities.........................     389    806    200
                                                         -------  -----  -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    (193)   503    134
CASH AND CASH EQUIVALENTS, beginning of year............     704    201     67
                                                         -------  -----  -----
CASH AND CASH EQUIVALENTS, end of year.................. $   511  $ 704  $ 201
                                                         =======  =====  =====
Non-cash financing activities:
 Assumption of mortgage debt for the acquisition of, or
  purchase of controlling interests in, certain hotel
  properties and senior living communities ............. $   733  $ 696  $ 141
                                                         =======  =====  =====

                See Notes to Consolidated Financial Statements.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  As of January 2, 1998, Host Marriott Corporation (the "Company") owned, or had controlling interests in, 95 upscale and luxury full-service hotel lodging properties generally located throughout the United States and operated under the Marriott and Ritz-Carlton brand names. Most of these properties are managed by Marriott International, Inc. ("Marriott International"). At that date, the Company also held minority interests in various partnerships that own 242 additional properties, including 22 full-service hotel properties, managed by Marriott International. The Company also owned a portfolio consisting of 30 premier senior living communities as of January 2, 1998, all of which are managed by Marriott Senior Living Services, Inc. ("MSLS"), a subsidiary of Marriott International.

  On December 29, 1995, the Company distributed to its shareholders through a special tax-free dividend (the "Special Dividend") its food, beverage, and merchandise concessions business at airports, on tollroads, and at arenas and other attractions (the "Operating Group"). See Note 2 for a discussion of the Special Dividend. The 1995 consolidated financial statements were restated to reflect the Operating Group as discontinued operations.

  The structure of the Company was substantially altered on October 8, 1993 (the "Marriott International Distribution Date") when the Company distributed the stock of a wholly-owned subsidiary, Marriott International, Inc., in a special dividend (the "Marriott International Distribution"). See Note 14 for a description of the Marriott International Distribution and related transactions.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries and controlled affiliates. Investments in affiliates over which the Company has the ability to exercise significant influence, but does not control, are accounted for using the equity method. All material intercompany transactions and balances have been eliminated.

 Fiscal Year

  The Company's fiscal year ends on the Friday nearest to December 31. Fiscal years 1997 and 1995 included 52 weeks compared to 53 weeks for fiscal year 1996.

 Revenues and Expenses

  Revenues primarily represent house profit from the Company's hotel properties and senior living communities because the Company has delegated substantially all of the operating decisions related to the generation of house profit from its hotel properties and senior living communities to the manager. Revenues also include net gains (losses) on property transactions and equity in the earnings of affiliates. House profit reflects the net revenues flowing to the Company as property owner and represents hotel properties' and senior living communities' operating results, less property-level expenses, excluding depreciation, management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs, which are classified as operating costs and expenses in the accompanying consolidated financial statements. See Note 18.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  The Company has considered the impact of EITF 97-2 on its financial statements and has determined that EITF 97-2 requires the Company to include property-level sales and operating expenses of its hotels and senior living communities in its statements of operations (see Note 18). The Company will adopt EITF 97-2 in the fourth quarter of 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 to the consolidated financial statements for the fiscal years ended January 2, 1998, January 3, 1997 and December 29, 1995 would have increased both revenues and operating expenses by approximately $1.7 billion, $1.2 billion and $.9 billion, respectively and would have had no impact on operating profit, net income or earnings per share.

 Earnings (Loss) Per Common Share

  Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding plus other dilutive securities. Diluted earnings per common share has not been adjusted for the impact of the Convertible Preferred Securities for 1997 and 1996 and for the comprehensive stock plan and warrants for 1996 and 1995 as they are anti-dilutive.

  A reconciliation of the number of shares utilized for the calculation of dilutive earnings per common share follows:

                                                               1997  1996  1995
                                                               ----- ----- -----
Weighted average number of common shares outstanding.........  203.1 188.7 158.3
Assuming distribution of common shares granted under compre-
 hensive stock plan, less shares assumed purchased at average
 market price................................................    4.8   --    --
Assuming distribution of common shares issuable for warrants,
 less shares assumed purchased at average market price.......     .3   --    --
                                                               ----- ----- -----
  Shares utilized for the calculation of diluted earnings per share.....................................................  208.2 188.7 158.3
                                                               ===== ===== =====

 International Operations

  The consolidated statements of operations include the following amounts related to non-U.S. subsidiaries and affiliates: revenues of $39 million and $18 million and loss before income taxes of $9 million and $2 million in 1997 and 1996, respectively. International revenues and income before income taxes in 1995 were not material.

 Property and Equipment

  Property and equipment is recorded at cost. For newly developed properties, cost includes interest, rent and real estate taxes incurred during development and construction. Replacements and improvements are capitalized.

  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

  Gains on sales of properties are recognized at the time of sale or deferred to the extent required by generally accepted accounting principles. Deferred gains are recognized as income in subsequent periods as conditions requiring deferral are satisfied or expire without further cost to the Company.

  In cases where management is holding for sale particular hotel properties or senior living communities, the Company assesses impairment based on whether the estimated sales price less costs of disposal of each

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES individual property to be sold is less than the net book value. A property is considered to be held for sale when the Company has made the decision to dispose of the property. Otherwise, the Company assesses impairment of its real estate properties based on whether it is probable that undiscounted future cash flows from each individual property will be less than its net book value. If a property is impaired, its basis is adjusted to its fair market value.

 Deferred Charges

  Deferred financing costs related to long-term debt are deferred and amortized over the remaining life of the debt.

 Cash, Cash Equivalents and Short-term Marketable Securities

  The Company considers all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents includes approximately $115 million and $67 million at January 2, 1998 and January 3, 1997, respectively, of cash related to certain consolidated partnerships, the use of which is restricted generally for partnership purposes to the extent it is not distributed to the partners. Short-term marketable securities include investments with a maturity of 91 days to one year at the date of purchase. The Company's short-term marketable securities represent investments in U.S. government agency notes and high quality commercial paper. The short-term marketable securities are categorized as available for sale and, as a result, are stated at fair market value. Unrealized holding gains and losses are included as a separate component of shareholders' equity until realized.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term marketable securities. The Company maintains cash and cash equivalents and short-term marketable securities with various high credit-quality financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Self-Insurance Programs

  Prior to the Marriott International Distribution Date, the Company was self-insured for certain levels of general liability, workers' compensation and employee medical coverage. Estimated costs of these self-insurance programs were accrued at present values of projected settlements for known and anticipated claims. The Company discontinued its self-insurance programs for claims arising subsequent to the Marriott International Distribution Date.

 Interest Rate Swap Agreements

  The Company has entered into a limited number of interest rate swap agreements to diversify certain of its debt to a variable rate or fixed rate basis. The interest rate differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

 New Statements of Financial Accounting Standards

  The Company adopted Statements of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" during 1995. Adoption of these statements did not have a material effect on the Company's continuing operations. See Note 2 for a discussion of the adoption of SFAS No. 121 on discontinued operations.

  During 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The adoption of SFAS No. 123 did not have a material effect on the Company's consolidated financial statements. See Note 10.

  During 1997, the Company adopted SFAS No. 128, "Earnings Per Share;" SFAS No. 129, "Disclosure of Information About Capital Structure" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The adoption of these statements did not have a material effect on the Company's consolidated financial statements and the appropriate disclosures required by these statements have been incorporated herein. The Company will adopt SFAS No. 130, "Reporting Comprehensive Income," in 1998 and does not expect it to have a material effect on the Company's consolidated financial statements.

2. HM SERVICES SPECIAL DIVIDEND

  On December 29, 1995, the Company distributed to its shareholders through the Special Dividend all of the outstanding shares of common stock of Host Marriott Services Corporation ("HM Services"), formerly a wholly-owned subsidiary of the Company, which, as of the date of the Special Dividend, owned and operated food, beverage and merchandise concessions at airports, on tollroads and at stadiums and arenas and other tourist attractions. The Special Dividend provided Company shareholders with one share of common stock of HM Services for every five shares of Company common stock held by such shareholders on the record date of December 22, 1995. The Company recorded approximately $9 million of expenses related to the consummation of the Special Dividend in 1995. Revenues for the Company's discontinued operations totaled $1,158 million in 1995. The provision for loss on disposal includes the operating loss from discontinued operations from August 9, 1995 (measurement date) through December 29, 1995 of $44 million, net of taxes, and estimated expenses related to the Special Dividend of $9 million.

  Effective September 9, 1995, the Company adopted SFAS No. 121, which requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flows associated with the asset. As a result of the adoption of SFAS No. 121, the Company recognized a non-cash, pre-tax charge during the fourth quarter of 1995 of $47 million. Such charge has been reflected in discontinued operations for fiscal year 1995.

  For purposes of governing certain of the ongoing relationships between the Company and HM Services after the Special Dividend and to provide for an orderly transition, the Company and HM Services entered into various agreements including a Distribution Agreement, an Employee Benefits Allocation Agreement, a Tax Sharing Agreement and a Transitional Services Agreement. Effective as of December 29, 1995, these agreements provide, among other things, for the division between the Company and HM Services of certain assets and liabilities, including but not limited to liabilities related to employee stock and other benefit plans and the establishment of certain obligations for HM Services to issue shares upon exercise of warrants (see Note 7) and to issue shares or pay cash to the Company upon exercise of stock options held by certain former employees of the Company (see Note 10).

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                                  1997    1996
                                                                 ------  ------
                                                                 (IN MILLIONS)
   Land and land improvements................................... $  521  $  349
   Buildings and leasehold improvements.........................  4,796   3,507
   Furniture and equipment......................................    710     548
   Construction in progress.....................................     35      82
                                                                 ------  ------
                                                                  6,062   4,486
   Less accumulated depreciation and amortization...............   (845)   (681)
                                                                 ------  ------
                                                                 $5,217  $3,805
                                                                 ======  ======

  Interest cost capitalized in connection with the Company's development and construction activities totaled $1 million in 1997, $3 million in 1996 and $5 million in 1995.

  In 1997, the Company, through an agreement with the ground lessor of one of its properties terminated its ground lease and recorded a $15 million loss on the write-off of its investment, including certain transaction costs, which has been included in net gains (losses) on property transactions in the accompanying consolidated financial statements.

  In 1996, the Company recorded additional depreciation expense of $15 million as a result of a change in the estimated depreciable lives and salvage values for certain hotel properties. Also, in 1996, the Company recorded a $4 million charge to write down an undeveloped land parcel to its net realizable value based on its expected sales value.

  In 1995, the Company made a determination that its owned Courtyard and Residence Inn properties were held for sale and recorded a $10 million charge to write down the carrying value of five of these individual properties to their estimated net realizable values. In the fourth quarter of 1995, management instituted a program to liquidate certain non-income producing assets and to reinvest the proceeds in the acquisition of full-service hotels. As part of this program, management determined that a 174-acre parcel of undeveloped land in Germantown, Maryland that was to be developed into an office project over an extended period of time would no longer be developed and instead decided to attempt to sell the property. Accordingly, the Company recorded a pre-tax charge of $60 million in the fourth quarter of 1995 to reduce the asset to its estimated sales value. In 1997, the Company sold a portion of the land parcel at its approximate net book value of $11 million.

4. INVESTMENTS IN AND RECEIVABLES FROM AFFILIATES

  Investments in and receivables from affiliates consist of the following:

                                                     OWNERSHIP
                                                     INTERESTS  1997    1996
                                                     --------- ------  -------
                                                               (IN MILLIONS)
   Equity investments
    Hotel partnerships which own 22 full-service
     Marriott Hotels, 120 Courtyard hotels, 50
     Residence Inns and 50 Fairfield Inns operated
     by Marriott International, as of January 2,
     1998...........................................   1%-50%  $   13  $    11
   Notes and other receivables, net.................      --       23      156
                                                               ------  -------
                                                               $   36  $   167
                                                               ======  =======

  Hotel properties owned by affiliates generally were acquired from the Company in connection with limited partnership offerings. The Company or one of its subsidiaries typically serve as a general partner of each partnership and the hotels are operated by Marriott International under long-term agreements.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  In 1997, the Company acquired all of the outstanding interests in the Chesapeake Hotel Limited Partnership ("CHLP") that owns six hotels and acquired controlling interests in four affiliated partnerships for approximately $550 million, including the assumption of approximately $410 million of debt. These affiliated partnerships included the partnerships that own the 353-room Hanover Marriott; the 884-room Marriott's Desert Springs Resort and Spa; the Marriott Hotel Properties Limited Partnership ("MHPLP") that owns the 1,503-room Marriott Orlando World Center and a 50.5% interest in the 624-room Marriott Harbor Beach Resort; and the partnership that owns the 418-unit Leisure Park retirement community. Subsequent to year-end, the Company obtained a controlling interest in the partnership that owns the 1,671-room Atlanta Marriott Marquis for approximately $239 million, including the assumption of $164 million of mortgage debt.

  In 1996, the Company purchased controlling interests in four affiliated partnerships for $640 million, including $429 million of existing debt. These affiliated partnerships included the partnership that owns the 1,355-room San Diego Marriott Hotel and Marina; the Marriott Hotel Properties II Limited Partnership that owns the 1,290-room New Orleans Marriott, the 999-room San Antonio Marriott Rivercenter, the 368-room San Ramon Marriott, and a 50% limited partner interest in the 754-room Santa Clara Marriott; the Marriott Suites Limited Partnership that owns four hotels; and the partnership that owns the 510-room Salt Lake City Marriott.

  Receivables from affiliates are reported net of reserves of $144 million at January 2, 1998 and $227 million at January 3, 1997. Receivables from affiliates at January 2, 1998 include a $10 million debt service guarantee for the partnership that owns the Atlanta Marriott Marquis, which was repaid in early 1998. Receivables from affiliates at January 3, 1997 included a $140 million mortgage note at 9% that amortizes through 2003, which was eliminated in the consolidation of CHLP in 1997. The Company has committed to advance additional amounts to affiliates, if necessary, to cover certain debt service requirements. Such commitments are limited, in the aggregate, to an additional $60 million at January 2, 1998. Subsequent to January 2, 1998, this amount was reduced to $20 million in connection with the refinancing and acquisition of a controlling interest in the Atlanta Marriott Marquis. Net amounts repaid to the Company under these commitments totaled $2 million and $13 million in 1997 and 1996, respectively. Net amounts funded by the Company totaled $10 million in 1997 and $8 million in 1995. There were no fundings in 1996.

  The Company's pre-tax income from affiliates includes the following:

                                                                  1997 1996 1995
                                                                  ---- ---- ----
                                                                  (IN MILLIONS)
   Interest income............................................... $11  $17  $16
   Equity in net income..........................................   5    3  --
                                                                  ---  ---  ---
                                                                  $16  $20  $16
                                                                  ===  ===  ===

  Combined summarized balance sheet information for the Company's affiliates follows:

                                                                  1997    1996
                                                                 ------  ------
                                                                 (IN MILLIONS)
   Property and equipment....................................... $1,991  $2,636
   Other assets.................................................    284     334
                                                                 ------  ------
     Total assets............................................... $2,275  $2,970
                                                                 ======  ======
   Debt, principally mortgages.................................. $2,185  $2,855
   Other liabilities............................................    412     672
   Partners' deficit............................................   (322)   (557)
                                                                 ------  ------
     Total liabilities and partners' deficit.................... $2,275  $2,970
                                                                 ======  ======

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  Combined summarized operating results for the Company's affiliates follow:

                                                            1997   1996   1995
                                                            -----  -----  -----
                                                              (IN MILLIONS)
   Revenues................................................ $ 610  $ 737  $ 770
   Operating expenses:
    Cash charges (including interest)......................  (381)  (465)  (506)
    Depreciation and other non-cash charges................  (192)  (230)  (240)
                                                            -----  -----  -----
   Income before extraordinary items.......................    37     42     24
   Extraordinary items--forgiveness of debt................    40     12    181
                                                            -----  -----  -----
     Net income............................................ $  77  $  54  $ 205
                                                            =====  =====  =====

  In December 1997, the Company, on behalf of six of its subsidiaries, filed a preliminary Prospectus/Consent Solicitation with the Securities and Exchange Commission, which describes the potential consolidation of six limited partnerships, including 219 limited-service hotel properties, into a single operating partnership and the formation of a new general partner which would intend to qualify as a real estate investment trust ("REIT"). Completion of this transaction is subject to several major contingencies, including a vote by the partners in each partnership, and no assurance can be given that the transaction will be consummated.

5. DEBT

  Debt consists of the following:

                                                                   1997   1996
                                                                  ------ ------
                                                                  (IN MILLIONS)
   Properties Notes, with a rate of 9 1/2% due May 2005.........  $  600 $  600
   New Properties Notes, with a rate of 8 7/8% due July 2007....     600    --
   Acquisitions Notes, with a rate of 9% due December 2007......     350    350
   Senior Notes, with an average rate of 9 3/4% at January 2,
    1998, maturing through 2012.................................      35     71
                                                                  ------ ------
     Total Senior Notes.........................................   1,585  1,021
                                                                  ------ ------
   Mortgage debt (non-recourse) secured by $3.0 billion of real estate assets, with an average rate of 8.6% at January 2,
    1998, maturing through 2022.................................   1,957  1,529
   Line of Credit, secured by $500 million of real estate
    assets, with a variable rate of Eurodollar plus 1.7% or Base
    Rate (as defined) plus 0.7% at the option of the Company
    (7.6% at January 2, 1998) due March 1998....................      22    --
                                                                  ------ ------
     Total Mortgage Debt........................................   1,979  1,529
                                                                  ------ ------
   Other notes, with an average rate of 8% at January 2, 1998,
    maturing through 2027.......................................     200     86
   Capital lease obligations....................................      19     11
                                                                  ------ ------
     Total Other................................................     219     97
                                                                  ------ ------
                                                                  $3,783 $2,647
                                                                  ====== ======

  In May 1995, HMH Properties, Inc. ("Properties"), a wholly-owned subsidiary of Host Marriott Hospitality, Inc., issued an aggregate of $600 million of 9 1/2% senior secured notes (the "Properties Notes"). The bonds were issued in conjunction with a concurrent $400 million offering by a subsidiary of the Company's discontinued HM Services' business at par, and have a final maturity of May 2005. The net proceeds were used

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES to defease, and subsequently redeem, all of the senior notes issued by Host Marriott Hospitality, Inc. and to repay borrowings under the line of credit with Marriott International. In connection with the redemptions and defeasance, the Company recognized an extraordinary loss in 1995 of $17 million, net of taxes, related to continuing operations.

  In December 1995, HMC Acquisition Properties, Inc. ("Acquisitions"), an indirect, wholly-owned subsidiary of the Company, issued $350 million of 9% senior notes (the "Acquisitions Notes"). The Acquisitions Notes were issued at par and have a final maturity of December 2007. A portion of the net proceeds were utilized to repay in full the outstanding borrowings under the $230 million revolving line of credit (the "Acquisition Revolver"), which was then terminated. In connection with the termination of the Acquisition Revolver, the Company recognized an extraordinary loss in 1995 of $3 million, net of taxes.

  On July 10, 1997, Properties and Acquisitions completed consent solicitations (the "Consent Solicitations") with holders of their senior notes to amend certain provisions of their senior notes' indentures. The Consent Solicitations facilitated the merger of Acquisitions with and into Properties (the "Merger"). The amendments to the indentures also increased the ability of Properties to acquire, through certain subsidiaries, additional properties subject to non-recourse indebtedness and controlling interests in corporations, partnerships and other entities holding attractive properties and increased the threshold required to permit Properties to make distributions to affiliates.

  Concurrent with the Consent Solicitations and the Merger, Properties issued an aggregate of $600 million of 8 7/8% senior notes (the "New Properties Notes") at par with a maturity of July 2007. Properties received net proceeds of approximately $570 million, net of the costs of the Consent Solicitations and the Offering, which will be used to fund future acquisitions of, or the purchase of interests in, full-service hotels and other lodging-related properties, which may include senior living communities, as well as for general corporate purposes.

  The Properties Notes, the Acquisitions Notes and the New Properties Notes are guaranteed on a joint and several basis by certain of Properties' subsidiaries and rank pari passu in right of payment with all other existing future senior indebtedness of Properties. Properties was the owner of 58 of the Company's 95 lodging properties at January 2, 1998.

  The net assets of Properties at January 2, 1998 were approximately $518 million, substantially all of which were restricted. The indentures governing the Properties Notes, the Acquisitions Notes and the New Properties Notes contain covenants that, among other things, limit the ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase capital stock or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell certain assets, issue or sell stock of subsidiaries, and enter into certain mergers and consolidations.

  During 1997, the Company, through a newly-created, wholly-owned subsidiary, HMC Capital Resources Corporation ("Capital Resources"), entered into a revolving line of credit agreement (the "Line of Credit") with a group of commercial banks under which it may borrow up to $500 million for the acquisition of lodging real estate and for the Company's working capital purposes. On June 19, 2000, any outstanding borrowings on the Line of Credit convert to a term loan arrangement with all unpaid advances due June 19, 2004. Borrowings under the Line of Credit bear interest at either the Eurodollar rate plus 1.7% or the Base Rate (as defined in the agreement) plus 0.7%, at the option of the Company. An annual fee of 0.35% is charged on the unused portion of the commitment. The Line of Credit was originally secured by six hotel properties contributed to Capital Resources, with a carrying value of approximately $500 million as of January 2, 1998, and is guaranteed by the Company. As a result of this transaction, the Company terminated its line of credit with Marriott International. As of January 2, 1998, outstanding borrowings on the Line of Credit were approximately $22 million as a result of a borrowing to fund the acquisition of the Ontario Airport Marriott.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  The Company also purchased 100% of the outstanding bonds secured by a first mortgage on the San Francisco Marriott in 1997. The Company purchased the bonds for $219 million, an $11 million discount to the face value of $230 million. In connection with the redemption and defeasance of the bonds, the Company recognized an extraordinary gain of $5 million, which represents the $11 million discount less the write-off of unamortized deferred financing fees, net of taxes.

  In 1997, the Company incurred approximately $418 million of mortgage debt in conjunction with the acquisition of 11 hotels. In connection with the acquisition of the outstanding common stock of Forum Group, Inc. (the "Forum Group") in June 1997 (see Note 12), the Company also assumed debt of approximately $270 million. The $270 million of debt is comprised of secured debt of approximately $198 million and unsecured debt of approximately $72 million ($59 million of which was provided by Marriott International). In 1997, the Company completed $56 million of the $107 million expansion plan for the Forum Group properties. As a result, an additional $33 million of debt financing has been provided by Marriott International, and Marriott International may provide additional financing as the expansion plan is completed. The Company also assumed approximately $15 million of debt in conjunction with the acquisition of the Leisure Park retirement community.

  In conjunction with the construction of the Philadelphia Marriott, which was completed and opened in January 1995, the Company obtained first mortgage financing from Marriott International for 60% of the construction and development costs of the hotel. In the fourth quarter of 1996, the Company repaid the $109 million mortgage, prior to the rate increasing to 10% per annum with an additional 2% deferred, with the proceeds from the convertible preferred securities offering discussed in Note 6. In the first quarter of 1997, the Company obtained $90 million in first mortgage financing from two insurance companies secured by the Philadelphia Marriott. The mortgage bears interest at a fixed rate of 8.49% and matures in April 2009.

  In December 1997, the Company successfully completed the refinancing of the MHPLP mortgage debt for approximately $152 million. The new mortgage bears interest at 7.48% and matures in January 2008. In connection with the refinancing, the Company recognized an extraordinary loss of $2 million, which represents payment of a prepayment penalty and the write-off of unamortized deferred financing fees, net of taxes.

  At January 2, 1998, the Company was party to an interest rate exchange agreement with a financial institution (the contracting party) with an aggregate notional amount of $100 million. Under this agreement, the Company collects interest based on specified floating interest rates of one month LIBOR (rate of 6% at January 2, 1998) and pays interest at fixed rates (rate of 7.99% at January 2, 1998). This agreement expires in 1998 in conjunction with the maturity of the mortgage on the New York Marriott Marquis. Also in 1997, the Company was party to two additional interest rate swap agreements with an aggregate notional amount of $400 million which expired in May 1997. The Company realized a net reduction of interest expense of $1 million in 1997, $6 million in 1996 and $5 million in 1995 related to interest rate exchange agreements. The Company monitors the creditworthiness of its contracting parties by evaluating credit exposure and referring to the ratings of widely accepted credit rating services. The Standard and Poors' long-term debt rating for the contracting party is A-. The Company is exposed to credit loss in the event of non-performance by the contracting party to the interest rate swap agreements; however, the Company does not anticipate non-performance by the contracting party.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  The Company's debt balance at January 2, 1998, includes $232 million of debt that is recourse to the parent company. Aggregate debt maturities at January 2, 1998, excluding capital lease obligations, are (in millions):

     1998................................................................ $  371
     1999................................................................     58
     2000................................................................    135
     2001................................................................    220
     2002................................................................    158
     Thereafter..........................................................  2,822
                                                                          ------
                                                                          $3,764
                                                                          ======

  Cash paid for interest for continuing operations, net of amounts capitalized, was $286 million in 1997, $220 million in 1996 and $177 million in 1995. Deferred financing costs, which are included in other assets, amounted to $97 million and $61 million, net of accumulated amortization, as of January 2, 1998 and January 3, 1997, respectively. Amortization of deferred financing costs totaled $7 million, $5 million and $4 million in 1997, 1996 and 1995, respectively.

6. COMPANY-OBLIGATED MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES OF A SUBSIDIARY TRUST HOLDING COMPANY SUBSTANTIALLY ALL OF WHOSE ASSETS ARE THE CONVERTIBLE SUBORDINATED DEBENTURES DUE 2026

  In December 1996, Host Marriott Financial Trust (the "Issuer"), a wholly-owned subsidiary trust of the Company, issued 11 million shares of 6 3/4% convertible quarterly income preferred securities (the "Convertible Preferred Securities"), with a liquidation preference of $50 per share (for a total liquidation amount of $550 million). The Convertible Preferred Securities represent an undivided beneficial interest in the assets of the Issuer. The payment of distributions out of moneys held by the Issuer and payments on liquidation of the Issuer or the redemption of the Convertible Preferred Securities are guaranteed by the Company to the extent the Issuer has funds available therefor. This guarantee, when taken together with the Company's obligations under the indenture pursuant to which the Debentures were issued, the Debentures, the Company's obligations under the Trust Agreement and its obligations under the indenture to pay costs, expenses, debts and liabilities of the Issuer (other than with respect to the Convertible Preferred Securities) provides a full and unconditional guarantee of amounts due on the Convertible Preferred Securities. Proceeds from the issuance of the Convertible Preferred Securities were invested in 6 3/4% Convertible Subordinated Debentures (the "Debentures") due December 2, 2026 issued by the Company. The Issuer exists solely to issue the Convertible Preferred Securities and its own common securities (the "Common Securities") and invest the proceeds therefrom in the Debentures, which is its sole asset. Separate financial statements of the Issuer are not presented because of the Company's guarantee described above; the Company's management has concluded that such financial statements are not material to investors and the Issuer is wholly-owned and essentially has no independent operations.

  Each of the Convertible Preferred Securities is convertible at the option of the holder into shares of Company common stock at the rate of 2.6876 shares per Convertible Preferred Security (equivalent to a conversion price of $18.604 per share of Company common stock). The Debentures are convertible at the option of the holders into shares of Company common stock at a conversion rate of 2.6876 shares for each $50 in principal amount of Debentures. The Issuer will only convert Debentures pursuant to a notice of conversion by a holder of Convertible Preferred Securities. During 1997 and 1996, no shares were converted into common stock.

  Holders of the Convertible Preferred Securities are entitled to receive preferential cumulative cash distributions at an annual rate of 6 3/4% accruing from the original issue date, commencing March 1, 1997, and payable quarterly in arrears thereafter. The distribution rate and the distribution and other payment dates for the

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

Convertible Preferred Securities will correspond to the interest rate and interest and other payment dates on the Debentures. The Company may defer interest payments on the Debentures for a period not to exceed 20 consecutive quarters. If interest payments on the Debentures are deferred, so too are payments on the Convertible Preferred Securities. Under this circumstance, the Company will not be permitted to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Debentures.

  Subject to certain restrictions, the Convertible Preferred Securities are redeemable at the Issuer's option upon any redemption by the Company of the Debentures after December 2, 1999. Upon repayment at maturity or as a result of the acceleration of the Debentures upon the occurrence of a default, the Debentures shall be subject to mandatory redemption, from which the proceeds will be applied to redeem Convertible Preferred Securities and Common Securities, together with accrued and unpaid distributions.

7. SHAREHOLDERS' EQUITY

  Six hundred million shares of common stock, with a par value of $1 per share, are authorized, of which 203.8 million and 202.0 million were issued and outstanding as of January 2, 1998 and January 3, 1997, respectively. One million shares of no par value preferred stock are authorized with none outstanding. During 1995, substantially all outstanding shares of such preferred stock were converted into approximately five million shares of common stock with the remainder defeased.

  On March 27, 1996, the Company completed the issuance of 31.6 million shares of common stock for net proceeds of nearly $400 million.

  In connection with a class action settlement, the Company issued warrants to purchase up to 7.7 million shares of the Company's common stock at $8.00 per share through October 8, 1996 and $10.00 per share thereafter. During 1996,
6.8 million warrants were exercised at $8.00 per share and an equivalent number of shares of Company common stock were issued. During 1997, approximately 60,000 warrants were exercised at $10.00 per share and an equivalent number of shares of Company common stock were issued. As of January 2, 1998, there were approximately 550,000 warrants outstanding.

  In February 1989, the Board of Directors adopted a shareholder rights plan under which a dividend of one preferred stock purchase right was distributed for each outstanding share of the Company's common stock. Each right entitles the holder to buy 1/1,000th of a share of a newly issued series of junior participating preferred stock of the Company at an exercise price of $150 per share. The rights will be exercisable 10 days after a person or group acquires beneficial ownership of at least 20%, or begins a tender or exchange offer for at least 30%, of the Company's common stock. Shares owned by a person or group on February 3, 1989 and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights are non-voting and will expire on February 2, 1999, unless exercised or previously redeemed by the Company for $.01 each. If the Company is involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either the Company or the acquiror having a value of twice the exercise price of the right.

8. INCOME TAXES

  Total deferred tax assets and liabilities at January 2, 1998 and January 3, 1997 were as follows:

                                                                 1997    1996
                                                                ------  ------
                                                                (IN MILLIONS)
   Deferred tax assets......................................... $  158  $  139
   Deferred tax liabilities....................................   (666)   (603)
                                                                ------  ------
     Net deferred income tax liability......................... $ (508) $ (464)
                                                                ======  ======

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and liabilities as of January 2, 1998 and January 3, 1997 follows:

                                                                 1997    1996
                                                                ------  ------
                                                                (IN MILLIONS)
   Investments in affiliates................................... $ (310) $ (303)
   Property and equipment......................................   (200)   (135)
   Safe harbor lease investments...............................    (65)    (73)
   Deferred tax gain...........................................    (92)    (92)
   Reserves....................................................    103      97
   Alternative minimum tax credit carryforwards................     41      26
   Other, net..................................................     15      16
                                                                ------  ------
     Net deferred income tax liability......................... $ (508) $ (464)
                                                                ======  ======

  The provision (benefit) for income taxes consists of:

                                                                 1997 1996  1995
                                                                 ---- ----  ----
                                                                 (IN MILLIONS)
   Current--Federal............................................. $19  $(2)  $  7
       -- State.................................................   4    3      3
       -- Foreign...............................................   3    3     --
                                                                 ---  ---   ----
                                                                  26    4     10
                                                                 ---  ---   ----
   Deferred-- Federal...........................................   8    2    (23)
       -- State.................................................   2   (1)    --
                                                                 ---  ---   ----
                                                                  10    1    (23)
                                                                 ---  ---   ----
                                                                 $36  $ 5   $(13)
                                                                 ===  ===   ====

  At January 2, 1998, the Company had approximately $41 million of alternative minimum tax credit carryforwards available which do not expire.

  Through 1997, the Company settled with the Internal Revenue Service ("IRS") substantially all issues for tax years 1979 through 1993. The Company expects to resolve any remaining issues with no material impact on the consolidated financial statements. The Company made net payments to the IRS of approximately $10 million and $45 million in 1997 and 1996, respectively, related to these settlements. Certain adjustments totaling approximately $2 million and $11 million in 1996 and 1995, respectively, were made to the tax provision related to those settlements.

  A reconciliation of the statutory Federal tax rate to the Company's effective income tax rate follows:

                                                           1997  1996    1995
                                                           ----  -----   -----
   Statutory Federal tax rate............................. 35.0% (35.0)% (35.0)%
   State income taxes, net of Federal tax benefit.........  4.9   21.7     2.5
   Tax credits............................................ (2.7)    --    (0.1)
   Additional tax on foreign source income................  6.0   40.8      --
   Tax contingencies......................................   --   25.0    14.6
   Permanent items........................................   .1    9.0      --
   Other, net.............................................   .1    1.0     0.7
                                                           ----  -----   -----
     Effective income tax rate............................ 43.4%  62.5 % (17.3)%
                                                           ====  =====   =====

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  As part of the Marriott International Distribution and the Special Dividend, the Company, Marriott International and HM Services entered into tax-sharing agreements which reflect each party's rights and obligations with respect to deficiencies and refunds, if any, of Federal, state or other taxes relating to the businesses of the Company, Marriott International and HM Services prior to the Marriott International Distribution and the Special Dividend.

  Cash paid for income taxes, including IRS settlements, net of refunds received, was $56 million in 1997, $40 million in 1996 and $22 million in 1995.

9. LEASES

  The Company leases certain property and equipment under non-cancelable operating and capital leases. Future minimum annual rental commitments for all non-cancelable leases are as follows:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
                                                                 (IN MILLIONS)
   1998.......................................................   $ 3    $  115
   1999.......................................................     3       112
   2000.......................................................     3       109
   2001.......................................................     3       106
   2002.......................................................     3       103
   Thereafter.................................................    16     1,361
                                                                 ---    ------
   Total minimum lease payments...............................    31    $1,906
                                                                        ======
   Less amount representing interest..........................    12
                                                                 ---
     Present value of minimum lease payments..................   $19
                                                                 ===

  As discussed in Note 12, the Company sold and leased back 37 of its Courtyard properties in 1995 and an additional 16 Courtyard properties in 1996 to a REIT. Additionally, in 1996, the Company sold and leased back 18 of its Residence Inns to the same REIT. These leases, which are accounted for as operating leases and are included above, have initial terms expiring through 2012 for the Courtyard properties and 2010 for the Residence Inn properties, and are renewable at the option of the Company. Minimum rent payments are $51 million annually for the Courtyard properties and $17 million annually for the Residence Inn properties, and additional rent based upon sales levels are payable to the owner under the terms of the leases.

  Leases also include long-term ground leases for certain hotels, generally with multiple renewal options. Certain leases contain provision for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts.

  Certain of the lease payments included in the table above relate to facilities used in the Company's former restaurant business. Most leases contain one or more renewal options, generally for five or 10-year periods. Future rentals on leases have not been reduced by aggregate minimum sublease rentals of $124 million payable to the Company under non-cancelable subleases.

  The Company remains contingently liable at January 2, 1998 on certain leases relating to divested non-lodging properties. Such contingent liabilities aggregated $110 million at January 2, 1998. However, management considers the likelihood of any substantial funding related to these leases to be remote.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  Rent expense consists of:

                                                                  1997 1996 1995
                                                                  ---- ---- ----
                                                                  (IN MILLIONS)
   Minimum rentals on operating leases........................... $ 98 $83  $34
   Additional rentals based on sales.............................   20  16   17
                                                                  ---- ---  ---
                                                                  $118 $99  $51
                                                                  ==== ===  ===

10. EMPLOYEE STOCK PLANS

  At January 2, 1998, the Company has two stock-based compensation plans which are described below. Under the comprehensive stock plan (the "Comprehensive Plan"), the Company may award to participating employees (i) options to purchase the Company's common stock, (ii) deferred shares of the Company's common stock and (iii) restricted shares of the Company's common stock. In addition, the Company has an employee stock purchase plan (the "Employee Stock Purchase Plan"). The principal terms and conditions of the two plans are summarized below.

  Total shares of common stock reserved and available for issuance under employee stock plans at January 2, 1998 are:

                                                                   (IN MILLIONS)
   Comprehensive Plan.............................................       28
   Employee Stock Purchase Plan...................................        3
                                                                        ---
                                                                         31
                                                                        ===

  Employee stock options may be granted to officers and key employees with an exercise price not less than the fair market value of the common stock on the date of grant. Options granted before May 11, 1990 expire 10 years after the date of grant and nonqualified options granted on or after May 11, 1990 expire up to 15 years after the date of grant. Most options vest ratably over each of the first four years following the date of the grant. In connection with the Marriott International Distribution, the Company issued an equivalent number of Marriott International options and adjusted the exercise prices of its options then outstanding based on the relative trading prices of shares of the common stock of the two companies.

  The Company continues to account for expense under its plans under the provisions of Accounting Principle Board Opinion 25 and related interpretations as permitted under SFAS No. 123. Accordingly, no compensation cost has been recognized for its fixed stock options under the Comprehensive Plan and its Employee Stock Purchase Plan.

  For purposes of the following disclosures required by SFAS No. 123, the fair value of each option granted has been estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rate of 6.2%, 6.6% and 6.8%, respectively, volatility of 35%, 36% and 37%, respectively, expected lives of 12 years and no dividend yield. The weighted average fair value per option granted during the year was $13.13 in 1997, $8.68 in 1996 and $5.76 in 1995.

  Pro forma compensation cost for 1997, 1996 and 1995 would have reduced (increased) net income (loss) by approximately $330,000, ($150,000) and ($5,000), respectively. Basic and diluted earnings per share on a pro forma basis were not impacted by the pro forma compensation cost in 1997, 1996 and 1995.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  The effects of the implementation of SFAS No. 123 are not representative of the effects on reported net income in future years because only the effects of stock option awards granted in 1995, 1996 and 1997 have been considered.

  In connection with the Special Dividend, the then outstanding options held by current and former employees of the Company were redenominated in both Company and HM Services stock and the exercise prices of the options were adjusted based on the relative trading prices of shares of the common stock of the two companies. For all options held by certain current and former employees of Marriott International, the number and exercise price of the options were adjusted based on the trading prices of shares of the Company's common stock immediately before and after the Special Dividend. Therefore, the options outstanding reflect these revised exercise prices. Pursuant to the Distribution Agreement between the Company and HM Services, the Company has the right to receive up to 1.4 million shares of HM Services' common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. As of January 2, 1998, the Company valued this right at approximately $20 million, which is included in other assets. A summary of the status of the Company's stock option plan for 1997, 1996 and 1995 follows:

                                      1997                         1996                         1995
                          ---------------------------- ---------------------------- ----------------------------
                                           WEIGHTED                     WEIGHTED                     WEIGHTED
                             SHARES        AVERAGE        SHARES        AVERAGE        SHARES        AVERAGE
                          (IN MILLIONS) EXERCISE PRICE (IN MILLIONS) EXERCISE PRICE (IN MILLIONS) EXERCISE PRICE
                          ------------- -------------- ------------- -------------- ------------- --------------
Balance, at beginning of
 year...................       8.3           $ 4           10.0           $ 4           11.7           $ 4
Granted.................        .1            20             .2            13             --            --
Exercised...............      (1.6)            4           (1.9)            4           (2.3)            4
Forfeited/Expired.......        --            --             --            --            (.3)            4
Adjustment for Special
 Dividend...............        --            --             --            --             .9             4
                              ----                         ----                         ----
Balance, at end of
 year...................       6.8             4            8.3             4           10.0             4
                              ====                         ====                         ====
Options exercisable at
 year-end...............       6.4                          7.6                          8.5

  The following table summarizes information about stock options outstanding at January 2, 1998:

                         OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
              ----------------------------------------- ------------------------
                  SHARES          WEIGHTED     WEIGHTED     SHARES      WEIGHTED
   RANGE OF     OUTSTANDING       AVERAGE      AVERAGE    EXERCISABLE   AVERAGE
   EXERCISE         AT           REMAINING     EXERCISE       AT        EXERCISE
    PRICES    JANUARY 2, 1998 CONTRACTUAL LIFE  PRICE   JANUARY 2, 1998  PRICE
   --------   --------------- ---------------- -------- --------------- --------
     1-3            4.4               9          $ 2          4.4         $ 2
     4-6            1.7               4            6          1.7           6
     7-9             .4              12            9           .3           9
    10-12            .1              14           12           --          --
    13-15            .1              14           15           --          --
    19-22            .1              15           20           --          --
                    ---                                       ---
                    6.8                                       6.4
                    ===                                       ===

  Deferred stock incentive plan shares granted to officers and key employees after 1990 generally vest over 10 years in annual installments commencing one year after the date of grant. Certain employees may elect to defer payments until termination or retirement. Deferred stock incentive plan shares granted in 1990 and prior years generally vest in annual installments commencing one year after the date of grant and continuing for 10 years. Employees also could elect to forfeit one-fourth of their deferred stock incentive plan award in exchange for accelerated vesting over a 10-year period. The Company accrues compensation expense for the fair market

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES value of the shares on the date of grant, less estimated forfeitures. In 1997, 1996 and 1995, 14,000, 13,000 and 158,000 shares were granted, respectively, under this plan. The compensation cost that has been charged against income for deferred stock was $1 million in 1995 and was not material in 1996 and 1997. The weighted average fair value per share granted during each year was $15.81 in 1997, $11.81 in 1996 and $8.49 in 1995.

  In 1993, 3,537,000 restricted stock plan shares under the Comprehensive Plan were issued to officers and key executives to be distributed over the next three to 10 years in annual installments based on continued employment and the attainment of certain performance criteria. The Company recognizes compensation expense over the restriction period equal to the fair market value of the shares on the date of issuance adjusted for forfeitures, and where appropriate, the level of attainment of performance criteria and fluctuations in the fair market value of the Company's common stock. In 1997 and 1996, 198,000 and 2,511,000 shares of additional restricted stock plan shares were granted to certain key employees under terms and conditions similar to the 1993 grants. Approximately 161,000 and 500,000 shares were forfeited in 1996 and 1995, respectively. There were no shares forfeited in 1997. The Company recorded compensation expense of $13 million, $11 million and $5 million in 1997, 1996 and 1995, respectively, related to these awards. The weighted average fair value per share granted during each year was $16.88 in 1997 and $14.01 in 1996. There were no restricted stock plan shares granted in 1995.

  Under the terms of the Employee Stock Purchase Plan, eligible employees may purchase common stock through payroll deductions at the lower of market value at the beginning or end of the plan year.

11. PROFIT SHARING AND POSTEMPLOYMENT BENEFIT PLANS

  The Company contributes to profit sharing and other defined contribution plans for the benefit of employees meeting certain eligibility requirements and electing participation in the plans. The amount to be matched by the Company is determined annually by the Board of Directors. The Company provides medical benefits to a limited number of retired employees meeting restrictive eligibility requirements. Amounts for these items were not material in 1995 through 1997.

12. ACQUISITIONS AND DISPOSITIONS

  In 1997, the Company acquired eight full-service hotels totaling 3,600 rooms for approximately $145 million. In addition, the Company acquired controlling interests in nine full-service hotels totaling 5,024 rooms for approximately $621 million, including the assumption of approximately $418 million of debt. The Company also completed the acquisition of the 504-room New York Marriott Financial Center, after acquiring the mortgage on the hotel for $101 million in late 1996.

  Also in 1997, the Company acquired the outstanding common stock of the Forum Group from MSLS (29 senior living communities) for approximately $460 million, including approximately $270 million in debt, as described in Note 5. In addition, the Company plans to add approximately 1,060 units to these communities for approximately $107 million through an expansion plan which will be completed in 1999. In 1997, approximately $56 million of the expansion plan had been completed (including approximately $33 million of debt financing provided by Marriott International). The Company also acquired 49% of the remaining 50% interest in the partnership which owned the 418-unit Leisure Park retirement community for approximately $23 million, including the assumption of approximately $15 million of debt.

  In 1996, the Company acquired six full-service hotels totaling 1,964 rooms for an aggregate purchase price of approximately $189 million. In addition, the Company acquired controlling interests in 17 full-service hotels totaling 8,917 rooms for an aggregate purchase price of approximately $1.1 billion, including the assumption of approximately $696 million of debt. The Company also purchased the first mortgage of the 504-room New York Marriott Financial Center for approximately $101 million.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  In 1995, the Company acquired nine full-service hotels totaling approximately 3,900 rooms in separate transactions for approximately $390 million.

  During the first and third quarters of 1995, 37 of the Company's Courtyard properties were sold and leased back from a REIT for approximately $330 million. The Company received net proceeds from the two transactions of approximately $297 million and will receive approximately $33 million upon expiration of the leases. A deferred gain of $14 million on the sale/leaseback transactions is being amortized over the initial term of the leases.

  In the first and second quarters of 1996, the Company completed the sale and leaseback of 16 of its Courtyard properties and 18 of its Residence Inn properties for $349 million. The Company received net proceeds of approximately $314 million and will receive approximately $35 million upon expiration of the leases. A deferred gain of $45 million on the sale/leaseback transactions is being amortized over the initial term of the leases.

  The Company's summarized, unaudited consolidated pro forma results of operations, assuming the above transactions and the refinancings and new debt activity discussed in Note 5 occurred on December 30, 1995, are as follows (in millions, except per share amounts):

                                                                   1997   1996
                                                                  ------ ------
     Revenues.................................................... $1,274 $1,121
     Income (loss) before extraordinary items....................     42    (24)
     Net income (loss)...........................................     45    (24)
     Basic earnings (loss) per common share:
      Income (loss) before extraordinary items...................    .21   (.13)
      Basic earnings (loss) per common share.....................    .22   (.13)
     Diluted earnings (loss) per common share:
      Income (loss) before extraordinary items...................    .20   (.13)
      Diluted earnings (loss) per common share...................    .22   (.13)


13. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair values of certain financial assets and liabilities and other financial instruments are shown below:

                                                       1997           1996
                                                  -------------- --------------
                                                  CARRYING FAIR  CARRYING FAIR
                                                   AMOUNT  VALUE  AMOUNT  VALUE
                                                  -------- ----- -------- -----
                                                          (IN MILLIONS)
     Financial assets
       Short-term marketable securities..........  $ 354   $ 354  $  --   $  --
       Receivables from affiliates...............     23      26    156     174
       Notes receivable..........................     31      48    141     155
       Other.....................................     20      20     13      13
     Financial liabilities
       Debt, net of capital leases...............  3,764   3,815  2,636   2,654
     Other financial instruments
       Convertible Preferred Securities..........    550     638    550     595
       Interest rate swap agreements.............     --      --     --       1
       Affiliate debt service commitments........     --      --     --      --

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  Short-term marketable securities and Convertible Preferred Securities are valued based on quoted market prices. Receivables from affiliates, notes and other financial assets are valued based on the expected future cash flows discounted at risk-adjusted rates. Valuations for secured debt are determined based on the expected future payments discounted at risk-adjusted rates. The fair values of the Line of Credit and other notes are estimated to be equal to their carrying value. Senior Notes are valued based on quoted market prices.

  The Company is contingently liable under various guarantees of obligations of certain affiliates (affiliate debt service commitments) with a maximum commitment of $60 million at January 2, 1998 and $117 million at January 3, 1997. A fair value is assigned to commitments with expected future fundings. The fair value of the commitments represents the net expected future payments discounted at risk-adjusted rates. Such payments are accrued on an undiscounted basis.

  The fair value of interest rate swap agreements is based on the estimated amount the Company would pay or receive to terminate the swap agreements. The aggregate notional amount of the agreements was $100 million at January 2, 1998 and $525 million at January 3, 1997.

14. MARRIOTT INTERNATIONAL DISTRIBUTION AND RELATIONSHIP WITH MARRIOTT INTERNATIONAL

  On October 8, 1993 (the "Marriott International Distribution Date"), Marriott Corporation distributed, through a special tax-free dividend (the "Marriott International Distribution"), to holders of Marriott Corporation's common stock (on a share-for-share basis), approximately 116.4 million outstanding shares of common stock of an existing wholly-owned subsidiary, Marriott International, resulting in the division of Marriott Corporation's operations into two separate companies. The distributed operations included the former Marriott Corporation's lodging management, franchising and resort timesharing operations, senior living service operations, and the institutional food service and facilities management business. The Company retained the former Marriott Corporation's airport and tollroad food, beverage and merchandise concessions operations, as well as most of its real estate properties. Effective at the Marriott International Distribution Date, Marriott Corporation changed its name to Host Marriott Corporation.

  The Company and Marriott International have entered into various agreements in connection with the Marriott International Distribution and thereafter which provide, among other things, that (i) the majority of the Company's hotel lodging properties are managed by Marriott International under agreements with initial terms of 15 to 20 years and which are subject to renewal at the option of Marriott International for up to an additional 16 to 30 years (see Note 15); (ii) 10 of the Company's full-service properties are operated under franchise agreements with Marriott International with terms of 15 to 30 years; (iii) all of the Company's senior living communities are managed by MSLS under agreements with initial terms of 25 to 30 years and which are subject to renewal at the option of Marriott International for an additional five to ten years (see Note 16); (iv) Marriott International provided the Company with $92 million of financing at an average rate of 9% in 1997 (and may provide additional financing as the expansion plan is completed) in conjunction with the acquisition of senior living communities from Marriott International (see Notes 5 and 12); (v) the Company acquired 49% of Marriott International's 50% interest in the Leisure Park retirement community in 1997 for $23 million, including approximately $15 million of assumed debt; (vi) Marriott International guarantees the Company's performance in connection with certain loans and other obligations ($107 million at January 2, 1998); (vii) the Company borrowed and repaid $109 million of first mortgage financing for construction of the Philadelphia Marriott (see Note 5); (viii) Marriott International provided the Company with $70 million of mortgage financing in 1995 for the acquisition of three full-service properties by the Company at an average interest rate of 8.5% (Marriott International subsequently sold one of the loans in November 1996); (ix) Marriott International and the Company formed a joint venture and Marriott International provided the Company with $29 million in debt financing at an average interest rate of 12.7% and $28 million in preferred equity in 1996 for the acquisition of two full-service properties in Mexico City, Mexico; (x) in 1995, the

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

Company also acquired a full-service property from a partnership in which Marriott International owned a 50% interest; and (xi) Marriott International provides certain limited administrative services.

  In 1997, 1996 and 1995, the Company paid to Marriott International $162 million, $101 million and $67 million, respectively, in hotel management fees; $13 million, $18 million and $21 million, respectively, in interest and commitment fees under the debt financing and line of credit provided by Marriott International, $3 million, $4 million and $12 million, respectively, for limited administrative services. The Company also paid Marriott International $4 million, $2 million and $1 million, respectively, of franchise fees in 1997, 1996 and 1995. In connection with the acquisition of the Forum Group, the Company paid Marriott International $6 million in senior living community management fees during 1997.

  Additionally, Marriott International has the right to purchase up to 20% of the voting stock of the Company if certain events involving a change in control of the Company occur.

15. HOTEL MANAGEMENT AGREEMENTS

  Most of the Company's hotels are subject to management agreements (the "Agreements") under which Marriott International manages most of the Company's hotels, generally for an initial term of 15 to 20 years with renewal terms at the option of Marriott International of up to an additional 16 to 30 years. The Agreements generally provide for payment of base management fees equal to one to four percent of sales and incentive management fees generally equal to 20% to 50% of Operating Profit (as defined in the Agreements) over a priority return (as defined) to the Company, with total incentive management fees not to exceed 20% of cumulative Operating Profit, or 20% of current year Operating Profit. In the event of early termination of the Agreements, Marriott International will receive additional fees based on the unexpired term and expected future base and incentive management fees. The Company has the option to terminate certain management agreements if specified performance thresholds are not satisfied. No agreement with respect to a single lodging facility is cross-collateralized or cross-defaulted to any other agreement and a single agreement may be canceled under certain conditions, although such cancellation will not trigger the cancellation of any other agreement.

  Pursuant to the terms of the Agreements, Marriott International is required to furnish the hotels with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Marriott International hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic hotels managed, owned or leased by Marriott International or its subsidiaries. In addition, the Company's hotels also participate in the Marriott Rewards program. The cost of this program is charged to all hotels in the Marriott hotel system.

  The Company is obligated to provide the manager with sufficient funds to cover the cost of (a) certain non-routine repairs and maintenance to the hotels which are normally capitalized; and (b) replacements and renewals to the hotels' property and improvements. Under certain circumstances, the Company will be required to establish escrow accounts for such purposes under terms outlined in the Agreements.

  The Company has entered into franchise agreements with Marriott International for ten hotels. Pursuant to these franchise agreements, the Company generally pays a franchise fee based on a percentage of room sales and food and beverage sales as well as certain other fees for advertising and reservations. Franchise fees for room sales vary from four to six percent of sales, while fees for food and beverage sales vary from two to three percent of sales. The terms of the franchise agreements are from 15 to 30 years.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  The Company has entered into management agreements with The Ritz-Carlton Hotel Company, LLC ("Ritz-Carlton"), an affiliate of Marriott International, to manage four of the Company's hotels. These agreements have an initial term of 15 to 25 years with renewal terms at the option of Ritz-Carlton of up to an additional 10 to 40 years. Base management fees vary from two to four percent of sales and incentive management fees are generally equal to 20% of available cash flow or operating profit, as defined in the agreements.

  The Company has also entered into management agreements with hotel management companies other than Marriott International and Ritz-Carlton for 12 of its hotels (10 of which are franchised under the Marriott brand). These agreement generally provide for an initial term of 10 to 20 years with renewal terms at the option of either party of up to an additional one to 15 years. The agreement generally provide for payment of base management fees equal to one to three percent of sales. Seven of the 12 agreements also provide for incentive management fees generally equal to 15 to 20 percent of available cash flow, as defined in the agreements.

  At January 2, 1998 and January 3, 1997, $75 million and $76 million, respectively, have been advanced to the hotel managers for working capital and are included in "Due From Managers" in the accompanying consolidated balance sheets.

16. SENIOR LIVING COMMUNITY OPERATING AGREEMENTS

  The Company's senior living communities (the "Communities") are subject to operating agreements (the "SLC Agreements") which provide for MSLS to operate the communities, generally for an initial term of 25 to 30 years with renewal terms subject to certain performance criteria at the option of MSLS of up to an additional five to ten years. The SLC Agreements provide for payment of base management fees generally equal to five to eight percent of gross revenues and incentive management fees generally equal to zero to 20% of Operating Profit (as defined in the SLC Agreements) over a priority return to the Company. In the event of early termination of the SLC Agreements, MSLS will receive additional fees based on the unexpired term and expected future base and incentive management fees. The Company has the option to terminate certain, but not all, management agreements if specified performance thresholds are not satisfied. No SLC Agreement with respect to a single community is cross-collateralized or cross-defaulted to any other SLC Agreement and any single SLC Agreement may be terminated following a default by the Company or MSLS, although such termination will not trigger the cancellation of any other SLC Agreement.

  Pursuant to the terms of the SLC Agreements, MSLS is required to furnish the Communities with certain services ("Central Administrative Services") which are provided on a central or regional basis to all properties in the Marriott Retirement Community System. These services include the development and operation of computer systems, computer payroll and accounting services, marketing and public relations services, and such additional services as may from time-to-time be performed more efficiently on a central or regional level. The SLC Agreements establish payment of Central Administrative Services fees generally equal to 0% of Gross Revenues for the first year and 2% thereafter.

  MSLS is required under the SLC Agreements to deduct an amount from gross revenues and place the funds into an interest bearing reserve account to cover the cost of (a) certain routine repairs and maintenance to the Communities which are normally capitalized; and (b) replacements and renewals to the Communities' property and improvements. The annual payment amount (expressed as a percentage of gross revenues) generally will be 2.65% through fiscal year 2002, 2.85% for fiscal years 2003 through 2007, and 3.5% thereafter. The SLC Agreements provide that the Company shall provide MSLS with sufficient funds to cover the cost of certain major or non-routine repairs, alterations, improvements, renewals and replacements to the Communities which are required to maintain a competitive, efficient and economical operating condition in accordance with Marriott standards or for the continued safe and orderly operation of the Communities.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  At January 2, 1998, approximately $6 million has been advanced to MSLS for working capital for the senior living communities.

17. LITIGATION

  The Company is from time-to-time the subject of, or involved in, judicial proceedings. Management believes that any liability or loss resulting from such matters will not have a material adverse effect on the financial position or results of operations of the Company.

  In the fourth quarter of 1997, the Company reached a settlement in a lawsuit against Trinity Industries and others for claims related to construction of the New York Marriott Marquis. In settlement of the lawsuit, the Company and its affiliate received a cash settlement of approximately $70 million, the majority of which was considered a recovery of construction costs and $10 million of which has been recorded as other revenues in the accompanying financial statements.

18. HOTEL AND SENIOR LIVING COMMUNITY OPERATIONS

  As discussed in Note 1, revenues recorded in the consolidated financial statements reflect house profit from the Company's hotel properties and senior living communities. House profit reflects the net revenues flowing to the Company as property owner and represents all gross hotel and senior living communities' operating revenues, less all gross property-level expenses, excluding depreciation, management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs, which are classified as operating costs and expenses.

  Accordingly, the following table presents sales and the details of house profit for the Company's hotels for 1997, 1996 and 1995:

                                                         1997    1996    1995
                                                        ------  ------  ------
                                                           (IN MILLIONS)
   Sales
     Rooms............................................. $1,850  $1,302  $  908
     Food and Beverage.................................    776     515     363
     Other.............................................    180     125      81
                                                        ------  ------  ------
       Total Hotel Sales...............................  2,806   1,942   1,352
                                                        ------  ------  ------
   Department Costs
     Rooms.............................................    428     313     226
     Food and Beverage.................................    592     406     284
     Other.............................................    189      63      43
                                                        ------  ------  ------
       Total Department Costs..........................  1,209     782     553
                                                        ------  ------  ------
   Department Profit...................................  1,597   1,160     799
   Other Deductions....................................   (504)   (443)   (325)
                                                        ------  ------  ------
   House Profit........................................ $1,093  $  717  $  474
                                                        ======  ======  ======

  The following table presents the sales and details of house profit for the Company's senior living communities for 1997 (in millions):

   Senior Living Communities Sales........................................ $111
   Department Costs.......................................................   74
                                                                           ----
   House Profit........................................................... $ 37
                                                                           ====

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

19. GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

  The Company operates in two business segments in the lodging industry: hotels and senior living communities. The Company's hotels are primarily operated under the Marriott or Ritz-Carlton brands, contain an average of nearly 500 rooms, as well as supply other amenities such as meeting space and banquet facilities; a variety of restaurants and lounges; gift shops; and swimming pools. They are typically located in downtown, airport, suburban and resort areas throughout the United States. Senior living communities generally contain 100 to 300 units and offer a variety of senior care services that include independent living, assisted living and health care. The communities provide security, meals, housekeeping, linen service and 24-hour emergency health care.

  The Company evaluates the performance of its segments based primarily on operating profit before depreciation, corporate expenses, and interest expense. The Company's income taxes are included in the consolidated Federal income tax return of the Company and its affiliates and is allocated based upon the relative contribution to the Company's consolidated taxable income/loss and changes in temporary differences. The allocation of taxes is not evaluated at the segment level and, therefore, the Company does not believe the information is material to the consolidated financial statements.

  The following table presents revenues and other financial information by business segment (in millions):

                                                            1997
                                            ------------------------------------
                                                   SENIOR CORPORATE
                                            HOTELS LIVING  & OTHER  CONSOLIDATED
                                            ------ ------ --------- ------------
Revenues................................... $1,093  $ 37    $ 17       $1,147
Operating profit (loss)....................    444    17     (12)         449
Interest expense...........................    281    15       6          302
Interest income............................     40     1      11           52
Depreciation and amortization .............    226     9       5          240
Capital expenditures.......................    153     3       4          160
Total assets...............................  5,787   623     116        6,526
                                                            1996
                                            ------------------------------------
                                                   SENIOR CORPORATE
                                            HOTELS LIVING  & OTHER  CONSOLIDATED
                                            ------ ------ --------- ------------
Revenues................................... $  717  $ --    $ 15       $  732
Operating profit (loss) ...................    256    --     (23)         233
Interest expense...........................    228    --       9          237
Interest income............................     31    --      17           48
Depreciation and amortization..............    165    --       3          168
Capital expenditures.......................    156    --       3          159
Total assets...............................  4,770    --     382        5,152
                                                            1995
                                            ------------------------------------
                                                   SENIOR CORPORATE
                                            HOTELS LIVING  & OTHER  CONSOLIDATED
                                            ------ ------ --------- ------------
Revenues................................... $  474  $ --    $ 10       $  484
Operating profit (loss) ...................    193    --     (79)         114
Interest expense ..........................    161    --      17          178
Interest income............................     11    --      16           27
Depreciation and amortization..............    117    --       5          122
Capital expenditures.......................    154    --       6          160
Total assets...............................  3,175    --     382        3,557

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  As of January 2, 1998, the Company's foreign operations consist of four full-service hotel properties located in Canada and two full-service hotel properties located in Mexico. There were no intercompany sales between the properties and the Company. The following table presents revenues and long-lived assets for each of the geographical areas in which the Company operates (in millions):

                           1997                1996                1995
                    ------------------- ------------------- -------------------
                             LONG-LIVED          LONG-LIVED          LONG-LIVED
                    REVENUES   ASSETS   REVENUES   ASSETS   REVENUES   ASSETS
                    -------- ---------- -------- ---------- -------- ----------
United States......  $1,108    $4,995     $714     $3,587     $482     $2,842
International......      39       222       18        218        2         40
                     ------    ------     ----     ------     ----     ------
  Total............  $1,147    $5,217     $732     $3,805     $484     $2,882
                     ======    ======     ====     ======     ====     ======

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               1997
                         ---------------------------------------------------------
                           FIRST      SECOND      THIRD      FOURTH      FISCAL
                          QUARTER     QUARTER    QUARTER     QUARTER      YEAR
                         ---------   ---------  ---------   ---------   ----------
                          (IN MILLIONS, EXCEPT PER COMMON SHARE AMOUNTS)
Revenues................  $    252    $    270   $    246    $    379   $    1,147
Operating profit before
 minority interest,
 corporate expenses and
 interest...............        91         124         89         145          449
Income before
 extraordinary items ...         6          26          6           9           47
Net income..............        11          26          6           7           50
Basic earnings per
 common share:
 Income before
  extraordinary items ..       .03         .13        .03         .04          .23
 Net income.............       .05         .13        .03         .03          .25
Diluted earnings per
 common share:
 Income before
  extraordinary items ..       .03         .13        .03         .04          .23
 Net income.............       .05         .13        .03         .03          .24
                                               1996
                         ---------------------------------------------------------
                           FIRST      SECOND      THIRD      FOURTH      FISCAL
                          QUARTER     QUARTER    QUARTER     QUARTER      YEAR
                         ---------   ---------  ---------   ---------   ----------
                          (IN MILLIONS, EXCEPT PER COMMON SHARE AMOUNTS)
Revenues................  $    130    $    167   $    167    $    268   $      732
Operating profit before
 minority interest,
 corporate expenses and
 interest...............        38          62         49          84          233
Income (loss) before
 extraordinary items....       (12)          7         (2)         (6)         (13)
Net income (loss).......       (12)          7         (2)         (6)         (13)
Basic earnings (loss)
 per common share:
 Income (loss) before
  extraordinary items ..      (.07)        .04       (.01)       (.03)        (.07)
 Net income (loss)......      (.07)        .04       (.01)       (.03)        (.07)
Diluted earnings (loss)
 per common share:
 Income (loss) before
  extraordinary items...      (.07)        .03       (.01)       (.03)        (.07)
 Net income (loss)......      (.07)        .03       (.01)       (.03)        (.07)

  The first three quarters consist of 12 weeks each in both 1997 and 1996, and the fourth quarter includes 16 weeks in 1997 and 17 weeks in 1996. The sum of the basic and diluted earnings (loss) per common share for the four quarters in 1997 and 1996 differs from the annual earnings per common share due to the required method of computing the weighted average number of shares in the respective periods.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 19, 1998
                            (UNAUDITED, IN MILLIONS)

                                 ASSETS
Property and Equipment, net.............................................  $5,698
Notes and Other Receivables (including amounts due from affiliates of $5
 million)...............................................................      33
Due from Managers.......................................................     104
Investments in Affiliates...............................................       5
Other Assets............................................................     364
Short-Term Marketable Securities........................................      46
Cash and Cash Equivalents...............................................     515
                                                                          ------
                                                                          $6,765
                                                                          ======
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Debt
  Senior Notes Issued by the Company or its Subsidiaries................  $1,585
  Mortgage Debt.........................................................   2,074
  Other.................................................................     125
                                                                          ------
                                                                           3,784
Accounts Payable and Accrued Expenses...................................      79
Deferred Income Taxes...................................................     526
Other Liabilities.......................................................     528
                                                                          ------
    Total Liabilities...................................................   4,917
                                                                          ------
Company-obligated Mandatorily Redeemable Convertible Preferred
 Securities of a Subsidiary Trust Substantially All of Whose Assets are
 the Convertible Subordinated Debentures Due 2026 ("Convertible
 Preferred Securities").................................................     550
                                                                          ------
Shareholders' Equity
  Common Stock, 600 million shares authorized; 204.2 million shares
   issued and outstanding...............................................     204
  Additional Paid-in Capital............................................     938
  Retained Earnings.....................................................     145
  Accumulated Other Comprehensive Income................................      11
                                                                          ------
    Total Shareholders' Equity..........................................   1,298
                                                                          ------
                                                                          $6,765
                                                                          ======


           See Notes to Condensed Consolidated Financial Statements.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
            TWENTY-FOUR WEEKS ENDED JUNE 19, 1998 AND JUNE 20, 1997
           (UNAUDITED, IN MILLIONS, EXCEPT PER COMMON SHARE AMOUNTS)

                                                                     1998  1997
                                                                     ----  ----
REVENUES
  Hotels...........................................................  $652  $512
  Senior living communities........................................    39   --
  Net gains (losses) on property transactions......................    52     2
  Equity in earnings (losses) of affiliates........................    (1)    3
  Other............................................................     5     5
                                                                     ----  ----
    Total revenues.................................................   747   522
                                                                     ----  ----
OPERATING COSTS AND EXPENSES
  Hotels (including Marriott International management fees of $102
   million and $78 million in 1998 and 1997, respectively).........   343   291
  Senior living communities (including Marriott International
   management fees of $6 million in 1998)..........................    20   --
  Other............................................................    10    16
                                                                     ----  ----
    Total operating costs and expenses.............................   373   307
                                                                     ----  ----
OPERATING PROFIT BEFORE MINORITY INTEREST, CORPORATE AND REIT
 CONVERSION EXPENSES AND INTEREST..................................   374   215
Minority interest..................................................   (30)  (24)
Corporate expenses.................................................   (21)  (18)
REIT Conversion expenses...........................................    (6)  --
Interest expense...................................................  (162) (122)
Dividends on Convertible Preferred Securities of a subsidiary
 trust.............................................................   (17)  (17)
Interest income....................................................    25    22
                                                                     ----  ----
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM..................   163    56
Provision for income taxes.........................................   (67)  (24)
                                                                     ----  ----
INCOME BEFORE EXTRAORDINARY ITEM...................................    96    32
Extraordinary item -- gain on extinguishment of debt (net of income
 taxes of $3 million in 1997)......................................   --      5
                                                                     ----  ----
NET INCOME.........................................................  $ 96  $ 37
                                                                     ====  ====
BASIC EARNINGS PER COMMON SHARE:
Income before extraordinary item...................................  $.47  $.16
Extraordinary item.................................................   --    .02
                                                                     ----  ----
NET INCOME.........................................................  $.47  $.18
                                                                     ====  ====
DILUTED EARNINGS PER COMMON SHARE:
Income before extraordinary item...................................  $.45  $.16
Extraordinary item.................................................   --    .02
                                                                     ----  ----
NET INCOME.........................................................  $.45  $.18
                                                                     ====  ====

           See Notes to Condensed Consolidated Financial Statements.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
            TWENTY-FOUR WEEKS ENDED JUNE 19, 1998 AND JUNE 20, 1997
                            (UNAUDITED, IN MILLIONS)

                                                                  1998   1997
                                                                  -----  -----
OPERATING ACTIVITIES
Income before extraordinary item................................. $  96  $  32
Adjustments to reconcile to cash from continuing operations:
  Depreciation and amortization..................................   125    102
  Income taxes...................................................    45    --
  Gains on sales of hotel properties.............................   (51)   --
  Equity in (earnings) losses of affiliates......................     1     (3)
  Changes in operating accounts..................................   (33)    24
  Other..........................................................    23     38
                                                                  -----  -----
  Cash from operations...........................................   206    193
                                                                  -----  -----
INVESTING ACTIVITIES
Proceeds from sales of assets....................................   209      6
Acquisitions.....................................................  (387)  (156)
Capital expenditures:
  Renewals and replacements......................................   (79)   (60)
  New development projects.......................................   (18)   --
  New investment capital expenditures............................   (14)   (18)
Purchases of short-term marketable securities....................   (97)   --
Sales of short-term marketable securities........................   405    --
Note receivable collections......................................     3      4
Affiliate collections, net.......................................    14     10
Other............................................................   (25)    14
                                                                  -----  -----
  Cash provided by (used in) investing activities................    11   (200)
                                                                  -----  -----
FINANCING ACTIVITIES
Issuances of debt................................................     5     84
Issuances of common stock........................................     1      3
Scheduled principal repayments...................................   (19)   (44)
Debt prepayments.................................................  (168)  (236)
Other............................................................   (32)     5
                                                                  -----  -----
  Cash used in financing activities..............................  (213)  (188)
                                                                  -----  -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS................. $   4  $(195)
                                                                  =====  =====
Non-cash financing activities:
  Assumption of mortgage debt for the acquisition of, or purchase of controlling interests in, certain hotel properties and
   senior living communities..................................... $ 164  $ 258
                                                                  =====  =====


           See Notes to Condensed Consolidated Financial Statements.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed consolidated financial statements of Host Marriott Corporation and subsidiaries (the "Company" or "Host Marriott") have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes the disclosures made are adequate to make the information presented not misleading. However, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1998.

  In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements reflect all adjustments necessary to present fairly the financial position of the Company as of June 19, 1998 and January 2, 1998, and the results of operations for the twenty-four weeks ended June 19, 1998 and June 20, 1997 and cash flows for the twenty-four weeks ended June 19, 1998 and June 20, 1997. Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations.

  2. In April 1998, the Company reached a definitive agreement with various affiliates of The Blackstone Group and Blackstone Real Estate Partners (collectively, "Blackstone") to acquire controlling interests in 12 luxury hotels and a first mortgage interest in another hotel in the U.S. and certain other assets. The Company expects to pay approximately $862 million in cash and assumed debt and to issue approximately 43.7 million Operating Partnership units of the new operating partnership (the "Operating Partnership"), to be formed as part of the Company's reorganization, described below. Each Operating Partnership unit will be exchangeable for one share of Host Marriott common stock (or its cash equivalent). Upon completion of the acquisition, Blackstone will own approximately 16% of the outstanding shares of Host Marriott common stock on a fully converted basis. The Blackstone portfolio consists of two Ritz-Carltons, two Four Seasons, one Grand Hyatt, three Hyatt Regencies, four Swissotel properties and a mortgage note on a third Four Seasons.

  The Blackstone transaction is expected to close immediately after the REIT Conversion, as described below. At that time, Blackstone's hotels and other assets will be contributed to the Operating Partnership and the hotels leased to subsidiaries of Crestline. The hotels will continue to be managed on behalf of the lessees under the existing management contracts. Consummation of the Blackstone transaction is also subject to certain conditions, including consummation of the REIT Conversion by March 31, 1999 and Host REIT (as defined below) qualifying as a REIT for 1999.

  3. The Company's board of directors (the "Board") has authorized the Company to reorganize its business operations to qualify as a real estate investment trust ("REIT"), effective as of January 1, 1999, and to spin-off its senior living communities business ("Crestline") through a taxable stock dividend to its shareholders (collectively, the "REIT Conversion"). After the REIT Conversion, which is subject to shareholder and final Board approval, the Company intends to operate as an "UPREIT," with all of its assets and operations conducted through the newly formed Operating Partnership of which Host Marriott will be the general partner ("Host REIT").

  Host Marriott will distribute shares in Crestline to its shareholders at the time of the REIT Conversion and Host Marriott expects to make a distribution of cash or other consideration at that time. The projected aggregate value of these distributions to shareholders, which are expected to be treated as
taxable dividends to shareholders, is currently estimated between $    million
and $    million. An additional taxable distribution may be required in 1999.
Crestline is expected to own Host Marriott's portfolio of senior living properties. This portfolio currently consists of 31 retirement communities, totaling 7,218 units in 13 states. The communities will continue to be managed by Marriott International. In addition, Crestline will lease substantially all of the hotels owned by the Operating Partnership. Crestline will operate independently of Host Marriott.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

  Following the REIT Conversion, Host Marriott and its subsidiaries will own Operating Partnership units ("OP Units") equal to the number of outstanding shares of Host Marriott common stock at the time of the REIT Conversion. The UPREIT structure will not affect the ownership by shareholders of their existing Host Marriott shares.

  In June 1998, as part of the REIT Conversion, the Company filed a preliminary Prospectus/Consent Solicitation with the Securities and Exchange Commission. This Prospectus/Consent Solicitation Statement describes a proposal whereby the Operating Partnership will acquire by merger (the "Mergers") eight limited partnerships (the "Partnerships") that own full-service hotels in which the Company or its subsidiaries are general partners. As more fully described in the Prospectus/Consent Solicitation Statement, limited partners of those Partnerships that participate in the Mergers will receive OP Units which they may, at their election, exchange for unsecured notes due December 15, 2005 issued by the Operating Partnership ("Notes") or common stock in the REIT.

  The REIT expects to qualify as a real estate investment trust under federal income tax law, beginning January 1, 1999. However, consummation of the REIT Conversion is subject to significant contingencies that are outside the control of the Company, including final Board approval, consent of shareholders, partners, bondholders, lenders and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT Conversion will be completed or that it will be effective as of January 1, 1999.

  On April 20, 1998, the Company and certain of its subsidiaries filed a shelf registration on Form S-3 (the "Shelf Registration") with the Securities and Exchange Commission for $2.5 billion in securities, which may include debt, equity or a combination thereof. The Company anticipates that any net proceeds from the sale of offered securities will be used for refinancing of the Company's indebtedness, potential future acquisitions and general corporate purposes.

  On August 5, 1998, HMH Properties, Inc. ("HMH Properties"), an indirect wholly-owned subsidiary of Host Marriott, which owned 61 of Host Marriott's hotels, purchased substantially all of its (i) $600 million in 9 1/2% senior notes due 2005, (ii) $350 million in 9% senior notes due 2007, and (iii) $600 million in 8 7/8% senior notes due 2007 (collectively, the "Old Senior Notes"). Concurrently with each offer to purchase, HMH Properties solicited consents (the "1998 Consent Solicitations") from registered holders of the Old Senior Notes to certain amendments to eliminate or modify substantially all of the restrictive covenants and certain other provisions contained in the indentures pursuant to which the Old Senior Notes were issued. HMH Properties simultaneously utilized the Shelf Registration to issue an aggregate of $1.7 billion in senior notes (the "New Senior Notes"). The New Senior Notes were issued in two series, $500 million of 7 7/8 Series A notes due in 2005 and $1.2 billion of 7 7/8 Series B notes due in 2008. The 1998 Consent Solicitations facilitated the merger of HMC Capital Resources Holdings Corporation ("Capital Resources"), a wholly-owned subsidiary of the Company, with and into HMH Properties. Capital Resources, the owner of eight of Host Marriott's hotels was the obligor under the $500 million credit facility (the "Old Credit Facility").

  In conjunction with the issuance of the New Senior Notes, HMH Properties entered into a $1.25 billion credit facility (the "New Credit Facility") with a group of commercial banks. The New Credit Facility will initially have a three-year term with two one-year extension options. Borrowings under the New Credit Facility generally bear interest at the Eurodollar rate plus 1.75%. The interest rate and commitment fee (currently 0.35% on the unused portion of the New Credit Facility) fluctuates based on certain financial ratios of HMH Properties. The New Senior Notes and the New Credit Facility are guaranteed by Host Marriott and its wholly-owned subsidiary, Host Marriott Hospitality, Inc. and certain subsidiaries of HMH Properties and are secured by pledges of equity interests in certain subsidiaries of HMH Properties.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

  The New Credit Facility replaces the Company's Old Credit Facility. The net proceeds from the offering and borrowings under the New Credit Facility were used by Host Marriott to purchase substantially all of the Old Senior Notes, to make repayments outstanding under the Old Credit Facility and to make bond premium and consent payments totaling approximately $178 million. These costs, along with the write-off of deferred financing fees of approximately $55 million related to the Old Senior Notes and the Old Credit Facility, will be recorded as a pre-tax extraordinary loss on the extinguishment of debt in the third quarter of 1998. The New Credit Facility and the indenture under which the New Senior Notes were issued contain covenants restricting the ability of HMH Properties and certain of its subsidiaries to incur indebtedness, grant liens on their assets, acquire or sell assets or make investments in other entities, and make distributions to equity holders of HMH Properties, Host Marriott, and (following the REIT Conversion) the Operating Partnership and Host REIT. The New Credit Facility and the New Senior Notes also contain certain financial covenants relating to, among other things, maintaining certain levels of tangible net worth and certain ratios of EBITDA to interest and fixed charges, total debt to EBITDA, unencumbered assets to unsecured debt, and secured debt to total debt.

  4. Revenues primarily represent house profit from the Company's hotel properties and senior living communities, net gains (losses) on property transactions and equity in earnings (losses) of affiliates. House profit reflects the net revenues flowing to the Company as property owner and represents gross operating revenues, less all gross property-level expenses, excluding depreciation, management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs, which are classified as operating costs and expenses.

  House profit generated by the Company's hotels for 1998 and 1997 consists of:

                                                                 TWENTY-FOUR
                                                                 WEEKS ENDED
                                                              -----------------
                                                              JUNE 19, JUNE 20,
                                                                1998     1997
                                                              -------- --------
                                                                (IN MILLIONS)
   Sales
     Rooms...................................................  $1,020   $ 831
     Food & Beverage.........................................     444     346
     Other...................................................     110      80
                                                               ------   -----
       Total Hotel Sales.....................................   1,574   1,257
                                                               ------   -----
   Department Costs
     Rooms...................................................     227     187
     Food & Beverage.........................................     321     255
     Other...................................................      55      40
                                                               ------   -----
       Total Department Costs................................     603     482
                                                               ------   -----
   Department Profit.........................................     971     775
   Other Deductions..........................................     319     263
                                                               ------   -----
     House Profit............................................  $  652   $ 512
                                                               ======   =====

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)


  House profit generated by the Company's senior living communities for 1998 consists of (in millions):

                                                                   TWENTY-FOUR
                                                                   WEEKS ENDED
                                                                  JUNE 19, 1998
                                                                  -------------
   Sales......................................................... $   110
   Department Costs..............................................      71
                                                                  -------
     House Profit................................................ $    39
                                                                  =======

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Company has considered the impact of EITF 97-2 on its financial statements and has determined that EITF 97-2 requires the Company to include property-level sales and operating expenses of its hotels and senior living communities in its statements of operations. The Company will adopt EITF 97-2 in the fourth quarter of 1998 and with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 to the consolidated financial statements for the twenty-four weeks ended June 19, 1998 would have increased both revenues and operating expenses by approximately $993 million and would have had no impact on operating profit, net income or earnings per share.

  5. Basic earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per common share is computed by dividing net income plus dividends by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities. Diluted earnings per common share was not adjusted for the impact of the Convertible Preferred Securities in 1997 as they were anti-dilutive.

  A reconciliation of the number of shares utilized for the calculation of diluted earnings per common share follows:

                                                               TWENTY-FOUR WEEKS
                                                                     ENDED
                                                               -----------------
                                                               JUNE 19, JUNE 20,
                                                                 1998     1997
                                                               -------- --------
                                                                 (IN MILLIONS)
   Weighted average number of common shares outstanding......   204.0    202.6
   Assuming distribution of common shares granted under the
    comprehensive stock plan, less shares assumed purchased
    at average market price..................................     4.3      5.0
   Assuming distribution of common shares upon redemption of
    Convertible Preferred Securities.........................    29.6      --
   Assuming distribution of common shares issuable for
    warrants, less shares assumed purchased at average market
    price....................................................      .1       .3
                                                                -----    -----
   Shares utilized for the calculation of diluted earnings
    per share................................................   238.0    207.9
                                                                =====    =====

  6. As of June 19, 1998, the Company had minority interests in 18 affiliates that own an aggregate of 240 properties, 20 of which are full-service properties, managed primarily by Marriott International, Inc. The Company's equity in losses of affiliates was $1 million for the twenty-four weeks ended June 19, 1998, respectively. The Company's equity in earnings of affiliates was $3 million for the twenty-four weeks ended June 20, 1997, respectively.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)


  Combined summarized operating results reported by affiliates follows:

                                                                  TWENTY-FOUR
                                                                  WEEKS ENDED
                                                               -----------------
                                                               JUNE 19, JUNE 20,
                                                                 1998     1997
                                                               -------- --------
                                                                 (IN MILLIONS)
   Revenues...................................................   $255     $303
   Operating expenses:
     Cash charges (including interest)........................    152      185
     Depreciation and other non-cash charges..................     69       95
                                                                 ----     ----
   Income before extraordinary item...........................     34       23
   Extraordinary item--forgiveness of debt....................      4       12
                                                                 ----     ----
     Net income...............................................   $ 38     $ 35
                                                                 ====     ====

  In the first quarter of 1998, the Company obtained a controlling interest in the partnership that owns the 1,671-room Atlanta Marriott Marquis for approximately $239 million, including $164 million in assumed mortgage debt. The Company previously owned a 1.3% general and limited partnership interest.

  In the second quarter of 1998, the Company acquired the partnership that owns the 289-room Park Ridge Marriott in Park Ridge, New Jersey for $24 million. The Company previously owned a 1% managing general partner interest and held a note receivable interest of approximately $5 million.

  7. In the first quarter of 1998, the Company acquired a controlling interest in, and became the managing general partner for, the partnership that owns the 359-room Albany Marriott, the 350-room San Diego Marriott Mission Valley and the 320-room Minneapolis Marriott Southwest for approximately $50 million. Also, during the first quarter of 1998, the Company acquired the Gables at Winchester in suburban Boston, a 124-unit senior living community, for $21 million and entered into conditional purchase agreements to acquire two Marriott Brighton Gardens assisted living communities in Denver and Colorado Springs, Colorado, for $35 million in 1999 after the anticipated completion of construction, if they achieve certain operating performance criteria. All three of these communities will be operated by Marriott Senior Living Services, Inc. ("MSLS") under long-term operating agreements.

  In the second quarter of 1998, the Company sold the 662-room New York Marriott East Side for approximately $191 million and recorded a pre-tax gain of approximately $40 million. The Company also sold the 191-room Napa Valley Marriott for approximately $21 million and recorded a pre-tax gain of approximately $10 million. Also, during the second quarter of 1998, the Company acquired the 397-room Ritz-Carlton, Tysons Corner for $96 million and the 281-room Ritz-Carlton, Phoenix for $75 million. In addition, the Company acquired the 487-room Torrance Marriott near Los Angeles, California for $52 million.

  In the third quarter of 1998, the Company acquired the 308-room Ritz-Carlton, Dearborn for approximately $65 million, the 336-room Ritz-Carlton, San Francisco for approximately $161 million and the 404-room Memphis Crowne Plaza (which was converted to the Marriott brand upon acquisition) for approximately $16 million.

  8. In March 1997, the Company purchased 100% of the outstanding bonds secured by a first mortgage on the San Francisco Marriott. The Company purchased the bonds for $219 million, an $11 million discount to the face value of $230 million. In connection with the redemption and defeasance of the bonds, the Company recognized an extraordinary gain of $5 million, which represents the $11 million discount and the write-off of deferred financing fees, net of taxes.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)


  9. The Company operates in two business segments in the lodging industry: hotels and senior living communities. The Company's hotels are primarily operated under the Marriott or Ritz-Carlton brands. The Company's senior living communities are operated under Marriott brands.

  The Company evaluates the performance of its segments based primarily on operating profit before depreciation, corporate expenses, and interest expense. The Company's income taxes are included in the consolidated Federal income tax return of the Company and its affiliates and is allocated based upon the relative contribution to the Company's consolidated taxable income or loss and changes in temporary differences. The allocation of income taxes is not evaluated at the segment level and, therefore, the Company does not believe the information is material to the condensed consolidated financial statements.

                                    TWENTY-FOUR WEEKS ENDED JUNE 19, 1998
                             ----------------------------------------------------
                             HOTELS  SENIOR LIVING CORPORATE & OTHER CONSOLIDATED
                             ------  ------------- ----------------- ------------
   Revenues................  $ 652       $ 39            $ 56           $ 747
   Operating profit........    309         19              46             374
   Interest income.........     24          1             --               25
   Interest expense........   (150)       (10)             (2)           (162)
   Other...................    (30)       --              (44)            (74)
   Income before income
    taxes..................    153         10             --              163
                                    TWENTY-FOUR WEEKS ENDED JUNE 20, 1997
                             ----------------------------------------------------
                             HOTELS  SENIOR LIVING CORPORATE & OTHER CONSOLIDATED
                             ------  ------------- ----------------- ------------
   Revenues................  $ 512       $--             $ 10           $ 522
   Operating profit
    (loss).................    221        --               (6)            215
   Interest income.........     16        --                6              22
   Interest expense........   (119)       --               (3)           (122)
   Other...................    (24)       --              (35)            (59)
   Income (loss) before in-
    come taxes.............     94        --              (38)             56

  As of June 19, 1998 and June 20, 1997, the Company's foreign operations consist of four full-service hotel properties located in Canada and two full-service hotel properties located in Mexico. There were no intercompany sales between the properties and the Company. The following table presents revenues for each of the geographical areas in which the Company operates (in millions):

                                                               TWENTY-FOUR WEEKS
                                                                     ENDED
                                                               -----------------
                                                               JUNE 19, JUNE 20,
                                                                 1998     1997
                                                               -------- --------
   United States..............................................   $728     $508
   International..............................................     19       14
                                                                 ----     ----
     Total....................................................   $747     $522
                                                                 ====     ====

  10. In the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. The objective of SFAS 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes in equity.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)


  The Company's only component of other comprehensive income is the right to receive up to 1.4 million shares of Host Marriott Services Corporation's ("HMSC") common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. For the twenty-four weeks ended June 19, 1998, other comprehensive income was $1 million and consisted of the unrealized gain on the appreciation of the HMSC common stock. For the twenty-four weeks ended June 19, 1998, comprehensive income was $97 million. For the twenty-four weeks ended June 20, 1997, other comprehensive income was $3 million. For the twenty-four weeks ended June 20, 1997, comprehensive income was $40 million. As of June 19, 1998, the Company's accumulated other comprehensive income was approximately $11 million.

  11. In the second quarter of 1998, the Company prepaid $92 million of 9% unsecured debt provided by Marriott International related to the Company's senior living communities.

  12. In December 1996, Host Marriott Financial Trust (the "Issuer"), a wholly-owned subsidiary trust of the Company, issued 11 million shares of 6 3/4% convertible quarterly income preferred securities (the "Convertible Preferred Securities"), with a liquidation preference of $50 per share (for a total liquidation amount of $550 million). The Convertible Preferred Securities represent an undivided beneficial interest in the assets of the Issuer. The payment of distributions out of moneys held by the Issuer and payments on liquidation of the Issuer or the redemption of the Convertible Preferred Securities are guaranteed by the Company to the extent the Issuer has funds available therefor. This guarantee, when taken together with the Company's obligations under the indenture pursuant to which the Debentures were issued, the Debentures, the Company's obligations under the Trust Agreement and its obligations under the indenture to pay costs, expenses, debts and liabilities of the Issuer (other than with respect to the Convertible Preferred Securities) provides a full and unconditional guarantee of amounts due on the Convertible Preferred Securities. Proceeds from the issuance of the Convertible Preferred Securities were invested in 6 3/4% Convertible Subordinated Debentures (the "Debentures") due December 2, 2026 issued by the Company. The Issuer exists solely to issue the Convertible Preferred Securities and its own common securities (the "Common Securities") and invest the proceeds therefrom in the Debentures, which is its sole asset. Separate financial statements of the Issuer are not presented because of the Company's guarantee described above; the Company's management has concluded that such financial statements are not material to investors and the Issuer is wholly-owned and essentially has no independent operations.

  Each of the Convertible Preferred Securities is convertible at the option of the holder into shares of Company common stock at the rate of 2.6876 shares per Convertible Preferred Security (equivalent to a conversion price of $18.604 per share of Company common stock). The Debentures are convertible at the option of the holders into shares of Company common stock at a conversion rate of 2.6876 shares for each $50 in principal amount of Debentures. The Issuer will only convert Debentures pursuant to a notice of conversion by a holder of Convertible Preferred Securities.

  Holders of the Convertible Preferred Securities are entitled to receive preferential cumulative cash distributions at an annual rate of 6 3/4% accruing from the original issue date, commencing March 1, 1997, and payable quarterly in arrears thereafter. The distribution rate and the distribution and other payment dates for the Convertible Preferred Securities will correspond to the interest rate and interest and other payment dates on the Debentures. The Company may defer interest payments on the Debentures for a period not to exceed 20 consecutive quarters. If interest payments on the Debentures are deferred, so too are payments on the Convertible Preferred Securities. Under this circumstance, the Company will not be permitted to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Debentures.

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)


  Subject to certain restrictions, the Convertible Preferred Securities are redeemable at the Issuer's option upon any redemption by the Company of the Debentures after December 2, 1999. Upon repayment at maturity or as a result of the acceleration of the Debentures upon the occurrence of a default, the Debentures shall be subject to mandatory redemption, from which the proceeds will be applied to redeem Convertible Preferred Securities and Common Securities, together with accrued and unpaid distributions.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Host Marriott Corporation:

  We have audited the accompanying combined consolidated balance sheets of Host Marriott Hotels (as defined in Note 1) as of January 2, 1998 and January 3, 1997, and the related combined consolidated statements of operations and cash flows for each of the three fiscal years in the period ended January 2, 1998. These financial statements are the responsibility of Host Marriott Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of Host Marriott Hotels as of January 2, 1998 and January 3, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1998, in conformity with generally accepted accounting principles.

  As discussed in Notes 1 and 2 to the combined consolidated financial statements, in 1995 Host Marriott Hotels changed its method of accounting for the impairment of long-lived assets.

                                          Arthur Andersen LLP

Washington, D.C.
May 22, 1998

                              HOST MARRIOTT HOTELS

                      COMBINED CONSOLIDATED BALANCE SHEETS
                      JANUARY 2, 1998 AND JANUARY 3, 1997
                                 (IN MILLIONS)

                                                                   1997   1996
                                                                  ------ ------
                             ASSETS
Property and Equipment, net...................................... $4,634 $3,805
Notes and Other Receivables, net (including amounts due from
 affiliates of $23 million and $156 million, respectively).......     54    297
Due from Managers................................................     87     89
Investments in Affiliates........................................     13     11
Other Assets.....................................................    271    246
Short-term Marketable Securities.................................    354    --
Cash and Cash Equivalents........................................    494    704
                                                                  ------ ------
                                                                  $5,907 $5,152
                                                                  ====== ======
                     LIABILITIES AND EQUITY
Debt
  Senior Notes................................................... $1,585 $1,021
  Mortgage Debt..................................................  1,784  1,529
  Other..........................................................     97     97
  Convertible Debt Obligation to Host Marriott Corporation.......    567    567
                                                                  ------ ------
                                                                   4,033  3,214
Accounts Payable and Accrued Expenses............................     59     74
Deferred Income Taxes............................................    487    464
Other Liabilities................................................    371    290
                                                                  ------ ------
    Total Liabilities............................................  4,950  4,042
Equity
  Investments and Advances from Host Marriott Corporation........    957  1,110
                                                                  ------ ------
                                                                  $5,907 $5,152
                                                                  ====== ======


            See Notes to Combined Consolidated Financial Statements.

                              HOST MARRIOTT HOTELS

                 COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
   FISCAL YEARS ENDED JANUARY 2, 1998, JANUARY 3, 1997 AND DECEMBER 29, 1995
                                 (IN MILLIONS)

                                                           1997    1996   1995
                                                          ------  ------  -----
REVENUES
  Rooms.................................................  $1,850  $1,302  $ 908
  Food and beverage.....................................     776     515    363
  Other.................................................     180     125     81
                                                          ------  ------  -----
    Total hotel revenues................................   2,806   1,942  1,352
  Net gains (losses) on property transactions...........     (11)      1     (3)
  Equity in earnings of affiliates......................       5       3    --
  Other.................................................      23      11     13
                                                          ------  ------  -----
    Total revenues......................................   2,823   1,957  1,362
                                                          ------  ------  -----
OPERATING COSTS AND EXPENSES
  Hotel property-level costs and expenses
   Rooms................................................     428     313    226
   Food and beverage....................................     592     406    284
   Other department costs and deductions................     693     506    368
                                                          ------  ------  -----
    Total hotel property-level costs and expenses.......   1,713   1,225    878
  Other hotel operating costs and expenses (including
   Marriott International management fees of $162 mil-
   lion, $101 million, and $67 million, respectively)...     649     461    281
                                                          ------  ------  -----
    Total hotel operating costs and expenses............   2,362   1,686  1,159
  Other (including a $60 million write-down of undevel-
   oped land in 1995)...................................      29      38     89
                                                          ------  ------  -----
    Total operating costs and expenses..................   2,391   1,724  1,248
                                                          ------  ------  -----
OPERATING PROFIT BEFORE MINORITY INTEREST, CORPORATE
 EXPENSES AND INTEREST..................................     432     233    114
Minority interest.......................................     (32)     (6)    (2)
Corporate expenses......................................     (45)    (43)   (36)
Interest expense (including interest on Convertible Debt
 to Host Marriott Corporation of $38 million and $3
 million in 1997 and 1996, respectively)................    (325)   (240)  (178)
Interest income.........................................      52      48     27
                                                          ------  ------  -----
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
 TAXES..................................................      82      (8)   (75)
Benefit (provision) for income taxes....................     (35)     (5)    13
                                                          ------  ------  -----
INCOME (LOSS) FROM CONTINUING OPERATIONS................      47     (13)   (62)
DISCONTINUED OPERATIONS
  Loss from discontinued operations (net of income tax
   benefit of $3 million in 1995).......................     --      --      (8)
Provision for loss on disposal (net of income tax
 benefit of $23 million in 1995)........................     --      --     (53)
                                                          ------  ------  -----
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS................      47     (13)  (123)
Extraordinary items--Gain (loss) on extinguishment of
 debt (net of income tax expense (benefit) of $1 million
 in 1997 and ($10) million in 1995).....................       3     --     (20)
                                                          ------  ------  -----
NET INCOME (LOSS).......................................  $   50  $  (13) $(143)
                                                          ======  ======  =====

            See Notes to Combined Consolidated Financial Statements.

                              HOST MARRIOTT HOTELS

                 COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
   FISCAL YEARS ENDED JANUARY 2, 1998, JANUARY 3, 1997 AND DECEMBER 29, 1995
                                 (IN MILLIONS)

                                                          1997   1996    1995
                                                          -----  -----  ------
OPERATING ACTIVITIES
Income (loss) from continuing operations................. $  47  $ (13) $  (62)
Adjustments to reconcile to cash from operations:
  Depreciation and amortization..........................   231    168     122
  Income taxes...........................................   (20)   (35)    (35)
  Amortization of deferred income........................    (4)    (6)     (7)
  Net (gains) losses on property transactions............    19      4      70
  Equity in earnings of affiliates.......................    (4)    (3)    --
  Other..................................................    62     49      33
  Changes in operating accounts:
    Other assets.........................................    57      9      (2)
    Other liabilities....................................    44     32      (9)
                                                          -----  -----  ------
  Cash from continuing operations........................   432    205     110
  Cash from (used in) discontinued operations............   --      (4)     32
                                                          -----  -----  ------
  Cash from operations...................................   432    201     142
                                                          -----  -----  ------
INVESTING ACTIVITIES
Proceeds from sales of assets............................    51    373     358
  Less non-cash proceeds.................................   --     (35)    (33)
                                                          -----  -----  ------
Cash received from sales of assets.......................    51    338     325
Acquisitions.............................................  (359)  (702)   (392)
Capital expenditures:
  Capital expenditures for renewals and replacements.....  (129)   (87)    (56)
  Lodging construction funded by project financing.......   --      (3)    (40)
  New investment capital expenditures....................   (29)   (69)    (64)
Purchases of short-term marketable securities............  (354)   --      --
Notes receivable collections.............................     6     13      43
Affiliate notes receivable and collections, net..........    (6)    21       2
Other....................................................    13    (15)     26
                                                          -----  -----  ------
  Cash used in investing activities from continuing
   operations............................................  (807)  (504)   (156)
  Cash used in investing activities from discontinued
   operations............................................   --     --      (52)
                                                          -----  -----  ------
  Cash used in investing activities......................  (807)  (504)   (208)
                                                          -----  -----  ------
FINANCING ACTIVITIES
Issuances of debt........................................   857     46   1,251
Issuances of Convertible Debt to Host Marriott
 Corporation, net........................................   --     550     --
Issuances of common stock by Host Marriott...............     6    454      13
Scheduled principal repayments...........................   (90)   (82)   (100)
Debt prepayments.........................................  (403)  (173)   (960)
Cash transfers to Host Marriott..........................  (226)   (17)    --
Other....................................................    21     28     --
                                                          -----  -----  ------
  Cash from financing activities from continuing
   operations............................................   165    806     204
  Cash used in financing activities from discontinued
   operations............................................   --     --       (4)
                                                          -----  -----  ------
  Cash from financing activities.........................   165    806     200
                                                          -----  -----  ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........  (210)   503     134
CASH AND CASH EQUIVALENTS, beginning of year.............   704    201      67
                                                          -----  -----  ------
CASH AND CASH EQUIVALENTS, end of year................... $ 494  $ 704  $  201
                                                          =====  =====  ======
Non-cash financing activities:
  Assumption of mortgage debt for the acquisition of, or
   purchase of controlling interests in, certain hotel
   properties............................................ $ 394  $ 696  $  141
                                                          =====  =====  ======

            See Notes to Combined Consolidated Financial Statements.

                             HOST MARRIOTT HOTELS

              NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  On April 16, 1998, the Board of Directors of Host Marriott Corporation ("Host Marriott") approved a plan to reorganize Host Marriott's current business operations by spin-off of Host Marriott's senior living business ("Senior Living") and contribution of Host Marriott's hotels and certain other assets and liabilities to a newly formed Delaware limited partnership, Host Marriott, L.P. (the "Operating Partnership") Host Marriott will merge into HMC Merger Corporation, a newly formed Maryland corporation (to be renamed "Host Marriott Corporation"), which will qualify as a real estate investment trust ("REIT") and be the sole general partner of the Operating Partnership. Host Marriott's contribution of its hotels and certain assets and liabilities to the Operating Partnership (the "Contribution") in exchange for units of limited partnership interests in the Operating Partnership will be accounted for at Host Marriott's historical basis.

  The accompanying combined consolidated financial statements include the accounts of the Host Marriott hotels and the assets and liabilities expected to be included in the Contribution by Host Marriott to the Operating Partnership upon its planned conversion to a REIT (the "REIT Conversion") . In these combined consolidated financial statements, Host Marriott Hotels is referred to as "Host Marriott Hotels" or the "Company." The combined consolidated financial statements exclude the assets, liabilities, equity, operations and cash flows related to Host Marriott's portfolio of 31 senior living communities. After the REIT Conversion, Senior Living will own these assets and lease the existing hotels from the Company.

  In connection with the REIT Conversion, the Operating Partnership is proposing to acquire the remaining interests in eight public limited partnerships in which Host Marriott or its subsidiaries are general partners that own or control 24 full-service hotels in exchange for units in the Operating Partnership ("OP Units"), which could be exchangeable for notes of the Operating Partnership or common stock in the REIT in certain circumstances. Five of the partnerships (nine hotels) are already controlled and consolidated by Host Marriott as are two of the hotels in another of the partnerships for which a subsidiary of Host Marriott provided 100% non-recourse financing for the acquisition of these two hotels. The Operating Partnership is also proposing to acquire certain private partnerships in which Host Marriott or its subsidiaries are general partners in exchange for OP Units. Each OP Unit will be redeemable for cash in an amount equal to the market value of a share of Host Marriott common stock or, at the election of Host Marriott Corporation (the general partner), a share of Host Marriott common stock, beginning one year after the issuance of the OP Unit.

  However, consummation of the REIT Conversion is subject to significant contingencies that are outside the control of the Company, including final Board approval, consent of shareholders, partners, bondholders, lenders, and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT Conversion will be completed.

DESCRIPTION OF BUSINESS

  As of January 2, 1998, the Company owned, or had controlling interests in, 95 upscale and luxury full-service hotel lodging properties generally located throughout the United States and operated under the Marriott and Ritz-Carlton brand names. Most of these properties are managed by Marriott International, Inc. ("Marriott International"). At that date, the Company also held minority interests in various partnerships that own 242 additional properties, including 22 full-service hotel properties, managed by Marriott International.

  On December 29, 1995, Host Marriott distributed to its shareholders through a special tax-free dividend (the "Special Dividend") its food, beverage, and merchandise concessions business at airports, on tollroads, and at arenas and other attractions (the "Operating Group"). See Note 2 for a discussion of the Special Dividend. The 1995 financial statements were restated to reflect the Operating Group as discontinued operations.

  The structure of Host Marriott was substantially altered on October 8, 1993 (the "Marriott International Distribution Date") when the Company distributed the stock of a wholly-owned subsidiary, Marriott

                             HOST MARRIOTT HOTELS

International, Inc., in a special dividend (the "Marriott International Distribution"). See Note 14 for a description of the Marriott International Distribution and related transactions.

  An analysis of the activity in the "Investments and Advances from Host Marriott Corporation" follows (in millions):

   Balance, December 30, 1994.......................................... $  710
   Net loss............................................................   (143)
   Distribution of Host Marriott Services Corporation..................     91
   Issuances of common stock and other activity of Host Marriott.......     17
                                                                        ------
   Balance, December 29, 1995..........................................    675
   Net loss............................................................    (13)
   Adjustment for distribution of Host Marriott Services Corporation...     (4)
   Cash transfers to Host Marriott.....................................    (17)
   Issuances of common stock and other activity of Host Marriott.......    469
                                                                        ------
   Balance, January 3, 1997............................................  1,110
   Net income..........................................................     50
   Cash transfers to Host Marriott.....................................   (226)
   Issuance of common stock and other activity of Host Marriott........     23
                                                                        ------
   Balance, January 2, 1998............................................ $  957
                                                                        ======

  The average balance in the "Investment and Advances from Host Marriott Corporation" was $692 million for 1995, $893 million for 1996 and $1,034 million for 1997. The "Cash transfers to Host Marriott" reflects cash transfers to Host Marriott for the purchase of the Senior Living assets which, as contemplated, will be spun-off in conjunction with the REIT Conversion.

PRINCIPLES OF CONSOLIDATION

  The combined consolidated financial statements include the accounts of the Company and its subsidiaries and controlled affiliates. Investments in affiliates over which the Company has the ability to exercise significant influence, but does not control, are accounted for using the equity method. All material intercompany transactions and balances have been eliminated.

FISCAL YEAR

  The Company's fiscal year ends on the Friday nearest to December 31. Fiscal years 1997 and 1995 included 52 weeks compared to 53 weeks for fiscal year 1996.

REVENUES AND EXPENSES

  Revenues primarily represent sales generated by the Company's hotels. Other hotel operating costs and expenses include depreciation, management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs.

EARNINGS (LOSS) PER OP UNIT

  Basic and diluted earnings per OP Unit have been calculated based on the number of Host Marriott common shares outstanding for all periods presented because it is expected that upon the REIT Conversion the Operating Partnership will issue OP Units to Host Marriott in exchange for the Contribution equal to the number of shares of outstanding Host Marriott common stock, accordingly, the following discussion of earnings (loss) per OP Unit is on a pro forma basis as if the REIT Conversion and the Contribution had occurred.

                             HOST MARRIOTT HOTELS

  Basic earnings (loss) per OP Unit are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding of Host Marriott. Diluted earnings (loss) per OP Unit are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding plus other dilutive securities of Host Marriott. Diluted earnings
(loss) per OP Unit has not been adjusted for the impact of the Convertible Debt Obligation to Host Marriott Corporation for 1997 and 1996 and for the comprehensive stock plan and warrants for 1996 and 1995 as they are anti-dilutive.

  Basic and diluted (loss) earnings per OP Unit on a pro forma basis are as follows:

                                                             1997  1996   1995
                                                             ----- -----  -----
   Basic earnings (loss) per OP Unit:
     Continuing operations.................................  $ .23 $(.07) $(.39)
     Discontinued operations (net of income taxes).........    --    --    (.39)
     Extraordinary items--Gain (loss) on extinguishment of
      debt (net of income taxes)...........................    .02   --    (.12)
                                                             ----- -----  -----
     Basic earnings (loss) per OP Unit.....................  $ .25 $(.07) $(.90)
                                                             ===== =====  =====
   Diluted earnings (loss) per OP Unit:
     Continuing operations.................................  $ .23 $(.07) $(.39)
     Discontinued operations (net of income taxes).........    --    --    (.39)
     Extraordinary items--Gain (loss) on extinguishment of
      debt (net of income taxes)...........................    .01   --    (.12)
                                                             ----- -----  -----
     Diluted earnings (loss) per OP Unit...................  $ .24 $(.07) $(.90)
                                                             ===== =====  =====

  A reconciliation of the number of shares utilized (based on Host Marriott shares) for the calculation of dilutive earnings per OP Unit follows (in millions):

                                                             1997  1996   1995
                                                             ----- -----  -----
   Weighted average number of common shares outstanding....  203.1 188.7  158.3
   Assuming distribution of common shares granted under
    comprehensive stock plan, less shares assumed purchased
    at average market price................................    4.8   --     --
   Assuming distribution of common shares issuable for war-
    rants, less shares assumed purchased at average market
    price..................................................     .3   --     --
                                                             ----- -----  -----
   Shares utilized for the calculation of diluted earnings
    per OP Unit............................................  208.2 188.7  158.3
                                                             ===== =====  =====

INTERNATIONAL OPERATIONS

  The combined consolidated statements of operations include the following amounts related to non-U.S. subsidiaries and affiliates of Host Marriott: revenues of $39 million and $18 million and loss before income taxes of $9 million and $2 million in 1997 and 1996, respectively. International revenues and income before income taxes in 1995 were not material.

PROPERTY AND EQUIPMENT

  Property and equipment is recorded at cost. For newly developed properties, cost includes interest, rent and real estate taxes incurred during development and construction. Replacements and improvements are capitalized.

  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

                             HOST MARRIOTT HOTELS

  Gains on sales of properties are recognized at the time of sale or deferred to the extent required by generally accepted accounting principles. Deferred gains are recognized as income in subsequent periods as conditions requiring deferral are satisfied or expire without further cost to the Company.

  In cases where management is holding for sale particular hotel properties, the Company assesses impairment based on whether the estimated sales price less costs of disposal of each individual property to be sold is less than the net book value. A property is considered to be held for sale when the Company has made the decision to dispose of the property. Otherwise, the Company assesses impairment of its real estate properties based on whether it is probable that undiscounted future cash flows from each individual property will be less than its net book value. If a property is impaired, its basis is adjusted to its fair market value.

DEFERRED CHARGES

  Deferred financing costs related to long-term debt are deferred and amortized over the remaining life of the debt.

CASH, CASH EQUIVALENTS AND SHORT-TERM MARKETABLE SECURITIES

  The Company considers all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents includes approximately $103 million and $67 million at January 2, 1998 and January 3, 1997, respectively, of cash related to certain consolidated partnerships, the use of which is restricted generally for partnership purposes to the extent it is not distributed to the partners. Short-term marketable securities include investments with a maturity of 91 days to one year at the date of purchase. The Company's short-term marketable securities represent investments in U.S. government agency notes and high quality commercial paper. The short-term marketable securities are categorized as available for sale and, as a result, are stated at fair market value.

CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term marketable securities. The Company maintains cash and cash equivalents and short-term marketable securities with various high credit-quality financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SELF-INSURANCE PROGRAMS

  Prior to the Marriott International Distribution Date, the Company was self-insured for certain levels of general liability, workers' compensation and employee medical coverage. Estimated costs of these self-insurance programs were accrued at present values of projected settlements for known and anticipated claims. The Company discontinued its self-insurance programs for claims arising subsequent to the Marriott International Distribution Date.

                             HOST MARRIOTT HOTELS

INTEREST RATE SWAP AGREEMENTS

  The Company has entered into a limited number of interest rate swap agreements to diversify certain of its debt to a variable rate or fixed rate basis. The interest rate differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense.

NEW STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

  The Company adopted Statements of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" during 1995. Adoption of these statements did not have a material effect on the Company's continuing operations. See Note 2 for a discussion of the adoption of SFAS No. 121 on discontinued operations.

  During 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The adoption of SFAS No. 123 did not have a material effect on the Company's combined consolidated financial statements. (See Note 10.)

  During 1997, the Company adopted SFAS No. 128, "Earnings Per Share," SFAS No. 129, "Disclosure of Information About Capital Structure" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The adoption of these statements did not have a material effect on the Company's combined consolidated financial statements and the appropriate disclosures required by these statements have been incorporated herein. The Company will adopt SFAS No. 130, "Reporting Comprehensive Income," in 1998 and does not expect it to have a material effect on the Company's combined consolidated financial statements.

2. HM SERVICES SPECIAL DIVIDEND

  On December 29, 1995, Host Marriott distributed to its shareholders through the Special Dividend all of the outstanding shares of common stock of Host Marriott Services Corporation ("HM Services"), formerly a wholly-owned subsidiary of Host Marriott, which, as of the date of the Special Dividend, owned and operated food, beverage and merchandise concessions at airports, on tollroads and at stadiums and arenas and other tourist attractions. The Special Dividend provided Host Marriott shareholders with one share of common stock of HM Services for every five shares of Host Marriott common stock held by such shareholders on the record date of December 22, 1995. Host Marriott recorded approximately $9 million of expenses related to the consummation of the Special Dividend in 1995. Revenues for Host Marriott's discontinued operations totaled $1,158 million in 1995. The provision for loss on disposal includes the operating loss from discontinued operations from August 9, 1995 (measurement date) through December 29, 1995 of $44 million, net of taxes, and estimated expenses related to the Special Dividend of $9 million.

  Effective September 9, 1995, the Company adopted SFAS No. 121, which requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flows associated with the asset. As a result of the adoption of SFAS No. 121, the Company recognized a non-cash, pre-tax charge during the fourth quarter of 1995 of $47 million. Such charge has been reflected in discontinued operations for fiscal year 1995.

  For purposes of governing certain of the ongoing relationships between Host Marriott and HM Services after the Special Dividend and to provide for an orderly transition, Host Marriott and HM Services entered into various agreements including a Distribution Agreement, an Employee Benefits Allocation Agreement, a Tax Sharing Agreement and a Transitional Services Agreement. Effective as of December 29, 1995, these agreements provide,

                             HOST MARRIOTT HOTELS
among other things, for the division between Host Marriott and HM Services of certain assets and liabilities, including but not limited to liabilities related to employee stock and other benefit plans and the establishment of certain obligations for HM Services to issue shares upon exercise of warrants (see Note 7) and to issue shares or pay cash to Host Marriott upon exercise of stock options held by certain former employees of Host Marriott (see Note 10).

3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                                  1997    1996
                                                                 ------  ------
                                                                 (IN MILLIONS)
   Land and land improvements................................... $  418  $  349
   Buildings and leasehold improvements.........................  4,325   3,507
   Furniture and equipment......................................    688     548
   Construction in progress.....................................     38      82
                                                                 ------  ------
                                                                  5,469   4,486
   Less accumulated depreciation and amortization...............   (835)   (681)
                                                                 ------  ------
                                                                 $4,634  $3,805
                                                                 ======  ======

  Interest cost capitalized in connection with the Company's development and construction activities totaled $1 million in 1997, $3 million in 1996 and $5 million in 1995.

  In 1997, the Company, through an agreement with the ground lessor of one of its properties terminated its ground lease and recorded a $15 million loss on the write-off of its investment, including certain transaction costs, which has been included in net gains (losses) on property transactions in the accompanying combined consolidated financial statements.

  In 1996, the Company recorded additional depreciation expense of $15 million as a result of a change in the estimated depreciable lives and salvage values for certain hotel properties. Also, in 1996, the Company recorded a $4 million charge to write down an undeveloped land parcel to its net realizable value based on its expected sales value.

  In 1995, the Company made a determination that its owned Courtyard and Residence Inn properties were held for sale and recorded a $10 million charge to write down the carrying value of five of these individual properties to their estimated net realizable values. In the fourth quarter of 1995, management instituted a program to liquidate certain non-income producing assets and to reinvest the proceeds in the acquisition of full-service hotels. As part of this program, management determined that a 174-acre parcel of undeveloped land in Germantown, Maryland that was to be developed into an office project over an extended period of time would no longer be developed and instead decided to attempt to sell the property. Accordingly, the Company recorded a pre-tax charge of $60 million in the fourth quarter of 1995 to reduce the asset to its estimated sales value. In 1997, the Company sold a portion of the land parcel at its approximate net book value of $11 million.

                             HOST MARRIOTT HOTELS

4. INVESTMENTS IN AND RECEIVABLES FROM AFFILIATES

  Investments in and receivables from affiliates consist of the following:

                                                             OWNERSHIP
                                                             INTERESTS 1997 1996
                                                             --------- ---- ----
                                                                (IN MILLIONS)
   Equity investments
     Hotel partnerships which own 22 full-service Marriott
     Hotels, 120 Courtyard hotels, 50 Residence Inns and 50
     Fairfield Inns operated by Marriott International, as
     of January 2, 1998....................................    1%-50%  $13  $ 11
   Notes and other receivables, net........................      --     23   156
                                                                       ---  ----
                                                                       $36  $167
                                                                       ===  ====

  Hotel properties owned by affiliates generally were acquired from the Company in connection with limited partnership offerings. The Company or one of its subsidiaries typically serve as a general partner of each partnership and the hotels are operated by Marriott International under long-term agreements.

  In 1997, the Company acquired all of the outstanding interests in the Chesapeake Hotel Limited Partnership ("CHLP") that owns six hotels and acquired controlling interests in three affiliated partnerships for approximately $510 million, including the assumption of approximately $395 million of debt. These affiliated partnerships included the partnerships that own the 353-room Hanover Marriott and the 884-room Marriott's Desert Springs Resort and Spa and the Marriott Hotel Properties Limited Partnership ("MHPLP") that owns the 1,503-room Marriott Orlando World Center and a 50.5% interest in the 624-room Marriott Harbor Beach Resort. Subsequent to year-end, the Company obtained a controlling interest in the partnership that owns the 1,671-room Atlanta Marriott Marquis for approximately $239 million, including the assumption of $164 million of mortgage debt.

  In 1996, the Company purchased controlling interests in four affiliated partnerships for $640 million, including $429 million of existing debt. These affiliated partnerships included the partnership that owns the 1,355-room San Diego Marriott Hotel and Marina; the Marriott Hotel Properties II Limited Partnership that owns the 1,290-room New Orleans Marriott, the 999-room San Antonio Marriott Rivercenter, the 368-room San Ramon Marriott, and a 50% limited partner interest in the 754-room Santa Clara Marriott; the Marriott Suites Limited Partnership that owns four hotels; and the partnership that owns the 510-room Salt Lake City Marriott.

  Receivables from affiliates are reported net of reserves of $144 million at January 2, 1998 and $227 million at January 3, 1997. Receivables from affiliates at January 2, 1998 include a $10 million debt service guarantee for the partnership that owns the Atlanta Marriott Marquis, which was repaid in early 1998. Receivables from affiliates at January 3, 1997 included a $140 million mortgage note at 9% that amortizes through 2003, which is eliminated in the consolidated financial statements in 1997. The Company has committed to advance additional amounts to affiliates, if necessary, to cover certain debt service requirements. Such commitments are limited, in the aggregate, to an additional $60 million at January 2, 1998. Subsequent to January 2, 1998, this amount was reduced to $20 million in connection with the refinancing and acquisition of a controlling interest in the Atlanta Marriott Marquis. Net amounts repaid to the Company under these commitments totaled $2 million and $13 million in 1997 and 1996, respectively. Net amounts funded by the Company totaled $10 million in 1997 and $8 million in 1995. There were no fundings in 1996.

                              HOST MARRIOTT HOTELS

  The Company's pre-tax income from affiliates includes the following:

                                                                  1997 1996 1995
                                                                  ---- ---- ----
                                                                  (IN MILLIONS)
   Interest income............................................... $11  $17  $16
   Equity in net income..........................................   5    3  --
                                                                  ---  ---  ---
                                                                  $16  $20  $16
                                                                  ===  ===  ===

  Combined summarized balance sheet information for the Company's affiliates follows:

                                                                  1997    1996
                                                                 ------  ------
                                                                 (IN MILLIONS)
   Property and equipment....................................... $1,980  $2,605
   Other assets.................................................    283     331
                                                                 ------  ------
     Total assets............................................... $2,263  $2,936
                                                                 ======  ======
   Debt, principally mortgages.................................. $2,179  $2,834
   Other liabilities............................................    412     672
   Partners' deficit............................................   (328)   (570)
                                                                 ------  ------
     Total liabilities and partners' deficit.................... $2,263  $2,936
                                                                 ======  ======

  Combined summarized operating results for the Company's affiliates follow:

                                                            1997   1996   1995
                                                            -----  -----  -----
                                                              (IN MILLIONS)
   Revenues................................................ $ 603  $ 731  $ 759
   Operating expenses:
     Cash charges (including interest).....................  (376)  (460)  (495)
     Depreciation and other non-cash charges...............  (190)  (229)  (240)
                                                            -----  -----  -----
   Income before extraordinary items.......................    37     42     24
   Extraordinary items--forgiveness of debt................    40     12    181
                                                            -----  -----  -----
     Net income............................................ $  77  $  54  $ 205
                                                            =====  =====  =====

                             HOST MARRIOTT HOTELS

5. DEBT

  Debt consists of senior notes, mortgage notes, a convertible debt obligation to Host Marriott and other debt, all of which are included in these financial statements because the debt or replacement debt is expected to be contributed to the Company upon the REIT conversion. In August 1998 the Company repaid the Properties Notes, New Properties Note and Acquisition Notes described below. Debt consists of the following:

                                                                    1997   1996
                                                                   ------ ------
                                                                   (IN MILLIONS)
   Properties Notes, with a rate of 9 1/2% due May 2005..........  $  600 $  600
   New Properties Notes, with a rate of 8 7/8% due July 2007.....     600    --
   Acquisitions Notes, with a rate of 9% due December 2007.......     350    350
   Senior Notes, with an average rate of 9 3/4% at January 2,
    1998, maturing through 2012..................................      35     71
                                                                   ------ ------
     Total Senior Notes..........................................   1,585  1,021
                                                                   ------ ------
   Mortgage debt (non-recourse) secured by $2.4 billion of real estate assets, with an average rate of 8.5% at January 2,
    1998, maturing through 2022..................................   1,762  1,529
   Line of Credit, secured by $500 million of real estate assets, with a variable rate of Eurodollar plus 1.7% or Base Rate (as defined) plus 0.7% at the option of the Company (7.6% at
    January 2, 1998) due June 2004...............................      22    --
                                                                   ------ ------
     Total Mortgage Debt.........................................   1,784  1,529
                                                                   ------ ------
   Convertible debt obligation to Host Marriott, with a rate of
    6.75%, due 2026 (see Note 6).................................     567    567
   Other notes, with an average rate of 7.4% at January 2, 1998,
    maturing through 2017........................................      89     86
   Capital lease obligations.....................................       8     11
                                                                   ------ ------
     Total Other.................................................     664    664
                                                                   ------ ------
                                                                   $4,033 $3,214
                                                                   ====== ======

  In May 1995, HMH Properties, Inc. ("Properties"), a wholly-owned subsidiary of Host Marriott Hospitality, Inc. ("Hospitality"), issued an aggregate of $600 million of 9 1/2% senior secured notes (the "Properties Notes"). The bonds were issued in conjunction with a concurrent $400 million offering by a subsidiary of the discontinued HM Services' business at par, and have a final maturity of May 2005. The net proceeds were used to defease, and subsequently redeem, all of the senior notes issued by Host Marriott Hospitality, Inc. and to repay borrowings under the line of credit with Marriott International. In connection with the redemptions and defeasance, the Company recognized an extraordinary loss in 1995 of $17 million, net of taxes, related to continuing operations.

  In December 1995, HMC Acquisition Properties, Inc. ("Acquisitions"), an indirect, wholly-owned subsidiary of Host Marriott, issued $350 million of 9% senior notes (the "Acquisitions Notes"). The Acquisitions Notes were issued at par and have a final maturity of December 2007. A portion of the net proceeds were utilized to repay in full the outstanding borrowings under the $230 million revolving line of credit (the "Acquisition Revolver"), which was then terminated. In connection with the termination of the Acquisition Revolver, the Company recognized an extraordinary loss in 1995 of $3 million, net of taxes.

  On July 10, 1997, Properties and Acquisitions completed consent solicitations (the "Consent Solicitations") with holders of their senior notes to amend certain provisions of their senior notes' indentures. The Consent

                             HOST MARRIOTT HOTELS

Solicitations facilitated the merger of Acquisitions with and into Properties (the "Properties Merger"). The amendments to the indentures also increased the ability of Properties to acquire, through certain subsidiaries, additional properties subject to non-recourse indebtedness and controlling interests in corporations, partnerships and other entities holding attractive properties and increased the threshold required to permit Properties to make distributions to affiliates.

  Concurrent with the Consent Solicitations and the Properties Merger, Properties issued an aggregate of $600 million of 8 7/8% senior notes (the "New Properties Notes") at par with a maturity of July 2007. Properties received net proceeds of approximately $570 million, net of the costs of the Consent Solicitations and the Offering, which will be used to fund future acquisitions of, or the purchase of interests in, full-service hotels and other lodging-related properties, as well as for general corporate purposes.

  The Properties Notes, the Acquisitions Notes and the New Properties Notes are guaranteed on a joint and several basis by certain of Properties' subsidiaries and rank pari passu in right of payment with all other existing future senior indebtedness of Properties. Properties was the owner of 58 of the Company's 95 lodging properties at January 2, 1998.

  The net assets of Properties at January 2, 1998 were approximately $518 million, substantially all of which were restricted. The indentures governing the Properties Notes, the Acquisitions Notes and the New Properties Notes contain covenants that, among other things, limit the ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase capital stock or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell certain assets, issue or sell stock of subsidiaries, and enter into certain mergers and consolidations.

  During 1997, Host Marriott, through a newly-created, wholly-owned subsidiary, HMC Capital Resources Corporation ("Capital Resources"), entered into a revolving line of credit agreement (the "Line of Credit") with a group of commercial banks under which it may borrow up to $500 million for the acquisition of lodging real estate and for Host Marriott's working capital purposes. On June 19, 2000, any outstanding borrowings on the Line of Credit convert to a term loan arrangement with all unpaid advances due June 19, 2004. Borrowings under the Line of Credit bear interest at either the Eurodollar rate plus 1.7% or the Base Rate (as defined in the agreement) plus 0.7%, at the option of Host Marriott. An annual fee of 0.35% is charged on the unused portion of the commitment. The Line of Credit was originally secured by six hotel properties contributed to Capital Resources, with a carrying value of approximately $500 million as of January 2, 1998, and is guaranteed by the Company. As a result of this transaction, Host Marriott terminated its line of credit with Marriott International. As of January 2, 1998, outstanding borrowings on the Line of Credit were approximately $22 million as a result of a borrowing to fund the acquisition of the Ontario Airport Marriott.

  Host Marriott also purchased 100% of the outstanding bonds secured by a first mortgage on the San Francisco Marriott in 1997. Host Marriott purchased the bonds for $219 million, an $11 million discount to the face value of $230 million. In connection with the redemption and defeasance of the bonds, the Company recognized an extraordinary gain of $5 million, which represents the $11 million discount less the write-off of unamortized deferred financing fees, net of taxes.

  In 1997, Host Marriott incurred approximately $418 million of mortgage debt in conjunction with the acquisition of 11 hotels.

  In conjunction with the construction of the Philadelphia Marriott, which was completed and opened in January 1995, the Company obtained first mortgage financing from Marriott International for 60% of the construction and development costs of the hotel. In the fourth quarter of 1996, Host Marriott repaid the $109

                             HOST MARRIOTT HOTELS
million mortgage, prior to the rate increasing to 10% per annum with an additional 2% deferred, with the proceeds from the convertible preferred securities offering discussed in Note 6. In the first quarter of 1997, Host Marriott obtained $90 million in first mortgage financing from two insurance companies secured by the Philadelphia Marriott. The mortgage bears interest at a fixed rate of 8.49% and matures in April 2009.

  In December 1997, Host Marriott successfully completed the refinancing of the MHPLP mortgage debt for approximately $152 million. The new mortgage bears interest at 7.48% and matures in January 2008. In connection with the refinancing, the Company recognized an extraordinary loss of $2 million which represents payment of a prepayment penalty and the write-off of unamortized deferred financing fees, net of taxes.

  At January 2, 1998, the Company was party to an interest rate exchange agreement with a financial institution (the contracting party) with an aggregate notional amount of $100 million. Under this agreement, the Company collects interest based on specified floating interest rates of one month LIBOR (rate of 6% at January 2, 1998) and pays interest at fixed rates (rate of 7.99% at January 2, 1998). This agreement expires in 1998 in conjunction with the maturity of the mortgage on the New York Marriott Marquis. Also in 1997, the Company was party to two additional interest rate swap agreements with an aggregate notional amount of $400 million which expired in May 1997. The Company realized a net reduction of interest expense of $1 million in 1997, $6 million in 1996 and $5 million in 1995 related to interest rate exchange agreements. The Company monitors the creditworthiness of its contracting parties by evaluating credit exposure and referring to the ratings of widely accepted credit rating services. The Standard and Poors' long-term debt rating for the contracting party is A-. The Company is exposed to credit loss in the event of non-performance by the contracting party to the interest rate swap agreements; however, the Company does not anticipate non-performance by the contracting party.

  Aggregate debt maturities at January 2, 1998, excluding capital lease obligations, are (in millions):

   1998.................................................................. $  316
   1999..................................................................     28
   2000..................................................................    131
   2001..................................................................    132
   2002..................................................................    156
   Thereafter............................................................  3,262
                                                                          ------
                                                                          $4,025
                                                                          ======

  Cash paid for interest for continuing operations, net of amounts capitalized was $316 million in 1997, $220 million in 1996 and $177 million in 1995. Deferred financing costs, which are included in other assets, amounted to $96 million and $61 million, net of accumulated amortization, as of January 2, 1998 and January 3, 1997, respectively. Amortization of deferred financing costs totaled $7 million, $5 million and $4 million in 1997, 1996 and 1995, respectively.

6. CONVERTIBLE DEBT OBLIGATION TO HOST MARRIOTT CORPORATION

  The obligation for the $567 million of 6 3/4% Convertible Subordinated Debentures (the "Debentures") has been pushed down to these financial statements because it is expected that upon the REIT Conversion the Operating Partnership will assume primary liability for repayment of the Debentures of Host Marriott underlying the Convertible Preferred Securities of the Host Marriott Financial Trust (the "Issuer"), a wholly-owned subsidiary trust of Host Marriott. The common securities of Host Marriott Financial Trust will not be contributed to the Operating Partnership and therefore Host Marriott Financial Trust will not be consolidated by the Operating Partnership. Upon conversion by a Convertible Preferred Securities holder, the Operating Partnership

                             HOST MARRIOTT HOTELS
will purchase common shares from Host Marriott Corporation in exchange for a like number of OP Units and distribute the common shares to the Convertible Preferred Securities holder.

  In December 1996, the Issuer issued 11 million shares of 6 3/4% convertible quarterly income preferred securities (the "Convertible Preferred Securities"), with a liquidation preference of $50 per share (for a total liquidation amount of $550 million). The Convertible Preferred Securities represent an undivided beneficial interest in the assets of the Issuer. The payment of distributions out of moneys held by the Issuer and payments on liquidation of the Issuer or the redemption of the Convertible Preferred Securities are guaranteed by Host Marriott to the extent the Issuer has funds available therefor. This guarantee, when taken together with Host Marriott obligations under the indenture pursuant to which the Debentures were issued, the Debentures, Host Marriott's obligations under the Trust Agreement and its obligations under the indenture to pay costs, expenses, debts and liabilities of the Issuer (other than with respect to the Convertible Preferred Securities) provides a full and unconditional guarantee of amounts due on the Convertible Preferred Securities. Proceeds from the issuance of the Convertible Preferred Securities were invested in the Debentures due December 2, 2026 issued by Host Marriott. The Issuer exists solely to issue the Convertible Preferred Securities and its own common securities (the "Common Securities") and invest the proceeds therefrom in the Debentures. The note receivable from Host Marriott for the Debentures is the Issuer's sole asset. Separate financial statements of the Issuer are not presented because of Host Marriott's guarantee described above; Host Marriott's management has concluded that such financial statements are not material to investors and the Issuer is wholly-owned and essentially has no independent operations.

  Each of the Convertible Preferred Securities is convertible at the option of the holder into shares of Host Marriott common stock at the rate of 2.6876 shares per Convertible Preferred Security (equivalent to a conversion price of $18.604 per share of Company common stock). The Debentures are convertible at the option of the holders into shares of Host Marriott common stock at a conversion rate of 2.6876 shares for each $50 in principal amount of Debentures. The conversion rate is subject to adjustments in certain events, including (i) payment of dividends (and other distributions) on Host common stock by Host in shares of Host common stock; (ii) distributions to all holders of Host common stock of rights or warrants entitling such holders (for a period not to exceed 45 days) to subscribe for or purchase Host common stock at an exercise price less than the market price of Host common stock; (iii) subdivisions and combinations of Host common stock; (iv) payment of dividends (and other distributions) on Host common stock consisting of indebtedness of Host, capital stock or other securities, assets or cash (other than certain cash dividends at an annualized rate of up to 12.5% of the market price of Host common stock); (v) payments for Host common stock by Host or any of its subsidiaries in respect of a tender or exchange offer (other than an odd-lot offer) at a price per share in excess of 110% of the market price of Host common stock; (vi) consummation by Host of certain mergers, a consolidation, a sale of all or substantially all of its assets, a recapitalization or certain reclassifications of Host common stock. The distribution of the capital stock of Crestline to all holders of Host REIT common stock would, and certain other elements of the REIT Conversion (such as other distributions of Host's accumulated earnings and profits) may, result in an adjustment to the conversion price of the Debentures. The Issuer will only convert Debentures pursuant to a notice of conversion by a holder of Convertible Preferred Securities. During 1997 and 1996, no shares were converted into common stock.

  Holders of the Convertible Preferred Securities are entitled to receive preferential cumulative cash distributions at an annual rate of 6 3/4% accruing from the original issue date, commencing March 1, 1997, and payable quarterly in arrears thereafter. The distribution rate and the distribution and other payment dates for the Convertible Preferred Securities will correspond to the interest rate and interest and other payment dates on the Debentures. Host Marriott may defer interest payments on the Debentures for a period not to exceed 20 consecutive quarters. If interest payments on the Debentures are deferred, so too are payments on the Convertible Preferred Securities. Under this circumstance, Host Marriott will not be permitted to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Debentures.

                             HOST MARRIOTT HOTELS

  Subject to certain restrictions, the Convertible Preferred Securities are redeemable at the Issuer's option upon any redemption by Host Marriott of the Debentures after December 2, 1999. Upon repayment at maturity or as a result of the acceleration of the Debentures upon the occurrence of a default, the Debentures shall be subject to mandatory redemption, from which the proceeds will be applied to redeem Convertible Preferred Securities and Common Securities, together with accrued and unpaid distributions.

7. SHAREHOLDERS' EQUITY OF HOST MARRIOTT

  It is expected that upon the REIT Conversion that the Company will issue OP Units to Host Marriott in exchange for the Contribution equal to the number of shares of outstanding Host Marriott common stock. Additionally, limited partnership units issued to partners of the eight public limited partnerships and five private limited partnerships will be convertible on a one for one basis into a share of stock of Host Marriott for each OP Unit owned or at the election of Host Marriott Trust, in an amount equal to the market value of such shares beginning one year after the issuance of the OP Unit.

  Six hundred million shares of common stock of Host Marriott, with a par value of $1 per share, are authorized, of which 203.8 million and 202.0 million were issued and outstanding as of January 2, 1998 and January 3, 1997, respectively. One million shares of no par value preferred stock are authorized with none outstanding. During 1995, substantially all outstanding shares of such preferred stock were converted into approximately five million shares of Host Marriott common stock with the remainder defeased.

  On March 27, 1996, Host Marriott completed the issuance of 31.6 million shares of common stock for net proceeds of nearly $400 million.

  In connection with a class action settlement, Host Marriott issued warrants to purchase up to 7.7 million shares of Host Marriott's common stock at $8.00 per share through October 8, 1996 and $10.00 per share thereafter. During 1996, 6.8 million warrants were exercised at $8.00 per share and an equivalent number of shares of Host Marriott common stock were issued. During 1997, approximately 60,000 warrants were exercised at $10.00 per share and an equivalent number of shares of Host Marriott common stock were issued. As of January 2, 1998, there were approximately 550,000 warrants outstanding.

  In February 1989, the Board of Directors of Host Marriott adopted a shareholder rights plan under which a dividend of one preferred stock purchase right was distributed for each outstanding share of Host Marriott's common stock. Each right entitles the holder to buy 1/1,000th of a share of a newly issued series of junior participating preferred stock of Host Marriott at an exercise price of $150 per share. The rights will be exercisable 10 days after a person or group acquires beneficial ownership of at least 20%, or begins a tender or exchange offer for at least 30%, of Host Marriott's common stock. Shares owned by a person or group on February 3, 1989 and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights are non-voting and will expire on February 2, 1999, unless exercised or previously redeemed by Host Marriott for $.01 each. If Host Marriott is involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either Host Marriott or the acquiror having a value of twice the exercise price of the right.

8. INCOME TAXES

  The accompanying financial statements reflect the deferred income taxes related to the expected future tax consequences of those temporary differences specifically allocable to the Company based on the Contribution. Upon the REIT Conversion and the Contribution it is expected that the Company will be a limited partnership and taxable income or loss will be allocated among its partners. Further, Host Marriott expects to qualify as a REIT and will allocate its taxable income or loss to its shareholders. Accordingly, upon the REIT Conversion

                             HOST MARRIOTT HOTELS
and the Contribution, the Company will not have a Federal tax provision or a state tax provision in many states and in accordance with Statement of Financial Accounting Standards No. 109 the Company will record an adjustment to the tax provision in the fiscal year during which the REIT Conversion takes place for the tax effect of the reversal of certain of the Company's deferred taxes.

  Total deferred tax assets and liabilities at January 2, 1998 and January 3, 1997 were as follows:

                                                                 1997    1996
                                                                ------  ------
                                                                (IN MILLIONS)
   Deferred tax assets......................................... $  159  $  139
   Deferred tax liabilities....................................   (646)   (603)
                                                                ------  ------
     Net deferred income tax liability......................... $ (487) $ (464)
                                                                ======  ======

  The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and liabilities as of January 2, 1998 and January 3, 1997 follows:

                                                                 1997    1996
                                                                ------  ------
                                                                (IN MILLIONS)
   Investments in affiliates................................... $ (310) $ (303)
   Property and equipment......................................   (179)   (135)
   Safe harbor lease investments...............................    (65)    (73)
   Deferred tax gain...........................................    (92)    (92)
   Reserves....................................................    103      97
   Alternative minimum tax credit carryforwards................     41      26
   Other, net..................................................     15      16
                                                                ------  ------
   Net deferred income tax liability........................... $ (487) $ (464)
                                                                ======  ======

  The provision (benefit) for income taxes consists of:

                                                                 1997 1996  1995
                                                                 ---- ----  ----
                                                                 (IN MILLIONS)
   Current-- Federal............................................ $18  $(2)  $  7
   -- State.....................................................   4    3      3
   -- Foreign...................................................   3    3    --
                                                                 ---  ---   ----
                                                                  25    4     10
                                                                 ---  ---   ----
   Deferred-- Federal...........................................   8    2    (23)
   -- State.....................................................   2   (1)   --
                                                                 ---  ---   ----
                                                                  10    1    (23)
                                                                 ---  ---   ----
                                                                 $35  $ 5   $(13)
                                                                 ===  ===   ====

  At January 2, 1998, Host Marriott had approximately $41 million of alternative minimum tax credit carryforwards available which do not expire.

  Through 1997, Host Marriott settled with the Internal Revenue Service ("IRS") substantially all issues for tax years 1979 through 1993. Host Marriott expects to resolve any remaining issues with no material impact on the combined consolidated financial statements. Host Marriott made net payments to the IRS of approximately $10 million and $45 million in 1997 and 1996, respectively, related to these settlements. Certain adjustments totaling approximately $2 million and $11 million in 1996 and 1995, respectively, were made to the tax provision related to those settlements.

                             HOST MARRIOTT HOTELS

  A reconciliation of the statutory Federal tax rate to the Company's effective income tax rate follows:

                                                           1997  1996    1995
                                                           ----  -----   -----
   Statutory Federal tax rate............................. 35.0% (35.0)% (35.0)%
   State income taxes, net of Federal tax benefit.........  4.9   21.7     2.5
   Tax credits............................................ (2.7)   --     (0.1)
   Additional tax on foreign source income................  6.0   40.8     --
   Tax contingencies......................................  --    25.0    14.6
   Permanent items........................................  0.1    9.0     --
   Other, net............................................. (0.6)   1.0     0.7
                                                           ----  -----   -----
   Effective income tax rate.............................. 42.7%  62.5%  (17.3)%
                                                           ====  =====   =====

  As part of the Marriott International Distribution and the Special Dividend, Host Marriott, Marriott International and HM Services entered into tax-sharing agreements which reflect each party's rights and obligations with respect to deficiencies and refunds, if any, of Federal, state or other taxes relating to the businesses of Host Marriott, Marriott International and HM Services prior to the Marriott International Distribution and the Special Dividend.

  Cash paid for income taxes, including IRS settlements, net of refunds received, was $56 million in 1997, $40 million in 1996 and $22 million in 1995.

9. LEASES

  The Company leases certain property and equipment under non-cancelable operating and capital leases. Future minimum annual rental commitments for all non-cancelable leases are as follows:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
                                                                 (IN MILLIONS)
   1998.......................................................   $ 2    $  115
   1999.......................................................     2       111
   2000.......................................................     1       108
   2001.......................................................     1       106
   2002.......................................................     1       103
   Thereafter.................................................     5     1,358
                                                                 ---    ------
   Total minimum lease payments...............................    12    $1,901
                                                                        ======
   Less amount representing interest..........................    (4)
                                                                 ---
   Present value of minimum lease payments....................   $ 8
                                                                 ===

  As discussed in Note 12, Host Marriott sold and leased back 37 of its Courtyard properties in 1995 and an additional 16 Courtyard properties in 1996 to Hospitality Properties Trust. Additionally, in 1996, Host Marriott sold and leased back 18 of its Residence Inns to Hospitality Properties Trust. These leases, which are accounted for as operating leases and are included above, have initial terms expiring through 2012 for the Courtyard properties and 2010 for the Residence Inn properties, and are renewable at the option of the Company. Minimum rent payments are $51 million annually for the Courtyard properties and $17 million annually for the Residence Inn properties, and additional rent based upon sales levels are payable to the owner under the terms of the leases.

  Leases also include long-term ground leases for certain hotels, generally with multiple renewal options. Certain leases contain provision for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts.

                             HOST MARRIOTT HOTELS

  Certain of the lease payments included in the table above relate to facilities used in the Company's former restaurant business. Most leases contain one or more renewal options, generally for five or 10-year periods. Future rentals on leases have not been reduced by aggregate minimum sublease rentals of $124 million payable to the Company under non-cancelable subleases.

  The Company remains contingently liable at January 2, 1998 on certain leases relating to divested non-lodging properties. Such contingent liabilities aggregated $110 million at January 2, 1998. However, management considers the likelihood of any substantial funding related to these leases to be remote.

  Rent expense consists of:

                                                                  1997 1996 1995
                                                                  ---- ---- ----
                                                                  (IN MILLIONS)
   Minimum rentals on operating leases........................... $ 98 $83  $34
   Additional rentals based on sales.............................   20  16   17
                                                                  ---- ---  ---
                                                                  $118 $99  $51
                                                                  ==== ===  ===

10. EMPLOYEE STOCK PLANS

  It is expected that upon the REIT Conversion the Company will issue OP Units to Host Marriott in exchange for the Contribution equal to the number of shares of outstanding Host Marriott common stock. Additionally, OP Units issued to partners of the eight public limited partnerships and five private limited partnerships will be convertible on a one for one basis into shares of Host Marriott stock for each OP Unit owned or, at the election of Host Marriott Trust, in an amount equal to the market value of such shares beginning one year after the issuance of the OP Unit.

  At January 2, 1998, Host Marriott has two stock-based compensation plans which are described below. Under the comprehensive stock plan (the "Comprehensive Plan"), Host Marriott may award to participating employees (i) options to purchase Host Marriott common stock, (ii) deferred shares of Host Marriott's common stock and (iii) restricted shares of Host Marriott's common stock. In addition, Host Marriott has an employee stock purchase plan (the "Employee Stock Purchase Plan"). The principal terms and conditions of the two plans are summarized below.

  Total shares of common stock reserved and available for issuance under employee stock plans at January 2, 1998 are:

                                                                   (IN MILLIONS)
   Comprehensive Plan.............................................       28
   Employee Stock Purchase Plan...................................        3
                                                                        ---
                                                                         31
                                                                        ===

  Employee stock options may be granted to officers and key employees with an exercise price not less than the fair market value of the common stock on the date of grant. Options granted before May 11, 1990 expire 10 years after the date of grant and nonqualified options granted on or after May 11, 1990 expire up to 15 years after the date of grant. Most options vest ratably over each of the first four years following the date of the grant. In connection with the Marriott International Distribution, Host Marriott issued an equivalent number of Marriott International options and adjusted the exercise prices of its options, then outstanding, based on the relative trading prices of shares of the common stock of the two companies.

                             HOST MARRIOTT HOTELS

  Host Marriott continues to account for expense under its plans under the provisions of Accounting Principle Board Opinion 25 and related interpretations as permitted under SFAS No. 123. Accordingly, no compensation cost has been recognized for its fixed stock options under the Comprehensive Plan and its Employee Stock Purchase Plan.

  For purposes of the following disclosures required by SFAS No. 123, the fair value of each option granted has been estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rate of 6.2%, 6.6% and 6.8%, respectively, volatility of 35%, 36% and 37%, respectively, expected lives of 12 years and no dividend yield. The weighted average fair value per option granted during the year was $13.13 in 1997, $8.68 in 1996 and $5.76 in 1995.

  Pro forma compensation cost for 1997, 1996 and 1995 would have reduced (increased) net income (loss) by approximately $330,000, ($150,000) and ($5,000), respectively. Basic and diluted earnings per share on a pro forma basis for Host Marriott were not impacted by the pro forma compensation cost in 1997, 1996 and 1995.

  The effects of the implementation of SFAS No. 123 are not representative of the effects on reported net income in future years because only the effects of stock option awards granted in 1995, 1996 and 1997 have been considered.

  In connection with the Special Dividend, the then outstanding options held by current and former employees of Host Marriott were redenominated in both Host Marriott and HM Services stock and the exercise prices of the options were adjusted based on the relative trading prices of shares of the common stock of the two companies. For all options held by certain current and former employees of Marriott International, the number and exercise price of the options were adjusted based on the trading prices of shares of the Host Marriott's common stock immediately before and after the Special Dividend. Therefore, the options outstanding reflect these revised exercise prices. Pursuant to the Distribution Agreement between the Company and HM Services, Host Marriott has the right to receive up to 1.4 million shares of HM Services' common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. As of January 2, 1998, Host Marriott valued this right at approximately $20 million, which is included in other assets. A summary of the status of Host Marriott's stock option plan for 1997, 1996 and 1995 follows:

                                      1997                         1996                         1995
                          ---------------------------- ---------------------------- ----------------------------
                                           WEIGHTED                     WEIGHTED
                                           AVERAGE       WEIGHTED       AVERAGE                      AVERAGE
                             SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                          ------------- -------------- ------------- -------------- ------------- --------------
                          (IN MILLIONS)                (IN MILLIONS)                (IN MILLIONS)
Balance, at beginning of
 year...................       8.3           $  4          10.0           $  4          11.7           $  4
Granted.................        .1             20            .2             13           --             --
Exercised...............      (1.6)             4          (1.9)             4          (2.3)             4
Forfeited/Expired.......       --             --            --             --            (.3)             4
Adjustment for Special
 Dividend...............       --             --            --             --             .9              4
                              ----                         ----                         ----
  Balance, at end of
   year.................       6.8              4           8.3              4          10.0              4
                              ====                         ====                         ====
Options exercisable at
 year-end...............       6.4                          7.6                          8.5

                             HOST MARRIOTT HOTELS

  The following table summarizes information about stock options outstanding at January 2, 1998:

                                OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                 ------------------------------------------------- --------------------------------
                     SHARES      WEIGHTED AVERAGE                      SHARES
                   OUTSTANDING      REMAINING     WEIGHTED AVERAGE   EXERCISABLE   WEIGHTED AVERAGE
   RANGE OF            AT          CONTRACTUAL        EXERCISE           AT            EXERCISE
EXERCISE PRICES  JANUARY 2, 1998       LIFE            PRICE       JANUARY 2, 1998      PRICE
---------------  --------------- ---------------- ---------------- --------------- ----------------
      1-3              4.4               9              $ 2              4.4             $  2
      4-6              1.7               4                6              1.7                6
      7-9               .4              12                9               .3                9
     10-12              .1              14               12              --               --
     13-15              .1              14               15              --               --
     19-22              .1              15               20              --               --
                       ---                                               ---
                       6.8                                               6.4
                       ===                                               ===

  Deferred stock incentive plan shares granted to officers and key employees after 1990 generally vest over 10 years in annual installments commencing one year after the date of grant. Certain employees may elect to defer payments until termination or retirement. Deferred stock incentive plan shares granted in 1990 and prior years generally vest in annual installments commencing one year after the date of grant and continuing for 10 years. Employees also could elect to forfeit one-fourth of their deferred stock incentive plan award in exchange for accelerated vesting over a 10-year period. Host Marriott accrues compensation expense for the fair market value of the shares on the date of grant, less estimated forfeitures. In 1997, 1996 and 1995, 14,000, 13,000 and 158,000 shares were granted, respectively, under this plan. The compensation cost that has been charged against income for deferred stock was $1 million in 1995 and was not material in 1996 and 1997. The weighted average fair value per share granted during each year was $15.81 in 1997, $11.81 in 1996 and $8.49 in 1995.


  In 1993, 3,537,000 restricted stock plan shares under the Comprehensive Plan were issued to officers and key executives to be distributed over the next three to 10 years in annual installments based on continued employment and the attainment of certain performance criteria. Host Marriott recognizes compensation expense over the restriction period equal to the fair market value of the shares on the date of issuance adjusted for forfeitures, and where appropriate, the level of attainment of performance criteria and fluctuations in the fair market value of Host Marriott's common stock. In 1997 and 1996, 198,000 and 2,511,000 shares of additional restricted stock plan shares were granted to certain key employees under terms and conditions similar to the 1993 grants. Approximately 161,000 and 500,000 shares were forfeited in 1996 and 1995, respectively. There were no shares forfeited in 1997. Host Marriott recorded compensation expense of $13 million, $11 million and $5 million in 1997, 1996 and 1995, respectively, related to these awards. The weighted average fair value per share granted during each year was $16.88 in 1997 and $14.01 in 1996. There were no restricted stock plan shares granted in 1995.

  Under the terms of the Employee Stock Purchase Plan, eligible employees may purchase common stock through payroll deductions at the lower of market value at the beginning or end of the plan year.

11. PROFIT SHARING AND POSTEMPLOYMENT BENEFIT PLANS

  Host Marriott contributes to profit sharing and other defined contribution plans for the benefit of employees meeting certain eligibility requirements and electing participation in the plans. The amount to be matched by Host Marriott is determined annually by the Board of Directors. Host Marriott provides medical benefits to a limited number of retired employees meeting restrictive eligibility requirements. Amounts for these items were not material in 1995 through 1997.

                             HOST MARRIOTT HOTELS

12. ACQUISITIONS AND DISPOSITIONS

  In 1998, the Company acquired, or purchased controlling interests in six full-service hotels totaling 3,270 rooms for an aggregate purchase price of approximately $388 million and entered into an agreement to acquire a controlling interest in the 397-room Ritz-Carlton in Tysons Corner, Virginia.

  In April 1998, Host Marriott reached a definitive agreement with various affiliates of The Blackstone Group and Blackstone Real Estate Partners (collectively, "Blackstone") to acquire interests in 12 world-class luxury hotels in the U.S. and certain other assets in a transaction valued at approximately $1.735 billion, including the assumption of two mortgages, one of which is secured by a thirteenth hotel. The Company expects to pay approximately $862 million in cash and assumed debt and to issue approximately
43.7 million Operating Partnership units. Each OP Unit will be exchangeable for one share of Host Marriott common stock (or its cash equivalent). Upon completion of the acquisition, Blackstone will own approximately 18% of the outstanding shares of Host Marriott common stock on a fully converted basis. The Blackstone portfolio consists of two Ritz-Carlton, three Four Seasons, one Grand Hyatt, three Hyatt Regencies and four Swissotel properties and a mortgage on a third Four Seasons.

  In 1998, the Company sold two hotels totaling 854 rooms for approximately $212 million.

  In 1997, the Company acquired eight full-service hotels totaling 3,600 rooms for approximately $145 million. In addition, the Company acquired controlling interests in nine full-service hotels totaling 5,024 rooms for approximately $621 million, including the assumption of approximately $418 million of debt. The Company also completed the acquisition of the 504-room New York Marriott Financial Center, after acquiring the mortgage on the hotel for $101 million in late 1996.

  In 1996, the Company acquired six full-service hotels totaling 1,964 rooms for an aggregate purchase price of approximately $189 million. In addition, the Company acquired controlling interests in 17 full-service hotels totaling 8,917 rooms for an aggregate purchase price of approximately $1.1 billion, including the assumption of approximately $696 million of debt. The Company also purchased the first mortgage of the 504-room New York Marriott Financial Center for approximately $101 million.

  In 1995, the Company acquired nine full-service hotels totaling approximately 3,900 rooms in separate transactions for approximately $390 million.

  During the first and third quarters of 1995, 37 of the Company's Courtyard properties were sold and leased back from Hospitality Properties Trust for approximately $330 million. The Company received net proceeds from the two transactions of approximately $297 million and will receive approximately $33 million upon expiration of the leases. A deferred gain of $14 million on the sale/leaseback transactions is being amortized over the initial term of the leases.

  In the first and second quarters of 1996, the Company completed the sale and leaseback of 16 of its Courtyard properties and 18 of its Residence Inn properties for $349 million. The Company received net proceeds of approximately $314 million and will receive approximately $35 million upon expiration of the leases. A deferred gain of $45 million on the sale/leaseback transactions is being amortized over the initial term of the leases.

                             HOST MARRIOTT HOTELS

  The Company's summarized, unaudited combined consolidated pro forma results of operations, assuming the above transactions, the refinancings and new debt activity discussed in Note 5 occurred, along with the purchase of the remaining interests in the eight public partnerships and five private partnerships, the contribution and the REIT Conversion, on December 30, 1995, are as follows (in millions):

                                                                   1997   1996
                                                                  ------ ------
   Revenues...................................................... $3,512 $3,267
   Operating profit..............................................    529    454
   Income (loss) before extraordinary items......................     37    (42)

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair values of certain financial assets and liabilities and other financial instruments are shown below:

                                                     1997           1996
                                               --------------- ---------------
                                               CARRYING  FAIR  CARRYING  FAIR
                                                AMOUNT  VALUE   AMOUNT  VALUE
                                               -------- ------ -------- ------
                                                        (IN MILLIONS)
   Financial assets
     Short-term marketable securities.........  $  354  $  354  $  --   $  --
     Receivables from affiliates..............      23      26     156     174
     Notes receivable.........................      31      48     141     155
     Other....................................      20      20      13      13
   Financial liabilities
     Debt, net of capital leases..............   3,458   3,492   2,636   2,654
   Other financial instruments
     Obligation to Host Marriott for
      Convertible Preferred Securities........     550     638     550     595
     Interest rate swap agreements............     --      --      --        1
   Affiliate debt service commitments.........     --      --      --      --

  Short-term marketable securities and the obligation to Host Marriott for Convertible Preferred Securities are valued based on quoted market prices. Receivables from affiliates, notes and other financial assets are valued based on the expected future cash flows discounted at risk-adjusted rates. Valuations for secured debt are determined based on the expected future payments discounted at risk-adjusted rates. The fair values of the Line of Credit and other notes are estimated to be equal to their carrying value. Senior Notes are valued based on quoted market prices.

  The Company is contingently liable under various guarantees of obligations of certain affiliates (affiliate debt service commitments) with a maximum commitment of $60 million at January 2, 1998 and $117 million at January 3, 1997. A fair value is assigned to commitments with expected future fundings. The fair value of the commitments represents the net expected future payments discounted at risk-adjusted rates. Such payments are accrued on an undiscounted basis.

  The fair value of interest rate swap agreements is based on the estimated amount the Company would pay or receive to terminate the swap agreements. The aggregate notional amount of the agreements was $100 million at January 2, 1998 and $525 million at January 3, 1997.

14. MARRIOTT INTERNATIONAL DISTRIBUTION AND RELATIONSHIP WITH MARRIOTT INTERNATIONAL

  On October 8, 1993 (the "Marriott International Distribution Date"), Marriott Corporation distributed, through a special tax-free dividend (the "Marriott International Distribution"), to holders of Marriott

                             HOST MARRIOTT HOTELS

Corporation's common stock (on a share-for-share basis), approximately 116.4 million outstanding shares of common stock of an existing wholly-owned subsidiary, Marriott International, resulting in the division of Marriott Corporation's operations into two separate companies. The distributed operations included the former Marriott Corporation's lodging management, franchising and resort timesharing operations, senior living service operations, and the institutional food service and facilities management business. Host Marriott retained the former Marriott Corporation's airport and tollroad food, beverage and merchandise concessions operations, as well as most of its real estate properties. Effective at the Marriott International Distribution Date, Marriott Corporation changed its name to Host Marriott Corporation.

  Host Marriott and Marriott International have entered into various agreements in connection with the Marriott International Distribution and thereafter which provide, among other things, that (i) the majority of the Company's hotel lodging properties are managed by Marriott International under agreements with initial terms of 15 to 20 years and which are subject to renewal at the option of Marriott International for up to an additional 16 to 30 years (see Note 15); (ii) 10 of the Company's full-service properties are operated under franchise agreements with Marriott International with terms of 15 to 30 years; (iii) Marriott International guarantees the Company's performance in connection with certain loans and other obligations ($107 million at January 2, 1998); (iv) the Company borrowed and repaid $109 million of first mortgage financing for construction of the Philadelphia Marriott (see
Note 5); (v) Marriott International provided the Company with $70 million of mortgage financing in 1995 for the acquisition of three full-service properties by the Company at an average interest rate of 8.5% (Marriott International subsequently sold one of the loans in November 1996); (vi) Marriott International and the Company formed a joint venture and Marriott International provided the Company with $29 million in debt financing at an average interest rate of 12.7% and $28 million in preferred equity in 1996 for the acquisition of two full-service properties in Mexico City, Mexico; (vii) in 1995, the Company also acquired a full-service property from a partnership in which Marriott International owned a 50% interest; and (viii) Marriott International provides certain limited administrative services.

  In 1997, 1996 and 1995, Host Marriott paid to Marriott International $162 million, $101 million and $67 million, respectively, in hotel management fees; $19 million, $18 million and $21 million, respectively, in interest and commitment fees under the debt financing and line of credit provided by Marriott International and $3 million, $4 million and $12 million, respectively, for limited administrative services. Host Marriott also paid Marriott International $4 million, $2 million and $1 million, respectively, in franchise fees in 1997, 1996 and 1995.

  Additionally, Marriott International has the right to purchase up to 20% of the voting stock of Host Marriott if certain events involving a change in control of Host Marriott occur.

15. HOTEL MANAGEMENT AGREEMENTS

  Most of the Company's hotels are subject to management agreements (the "Agreements") under which Marriott International manages most of the Company's hotels, generally for an initial term of 15 to 20 years with renewal terms at the option of Marriott International of up to an additional 16 to 30 years. The Agreements generally provide for payment of base management fees equal to one to four percent of sales and incentive management fees generally equal to 20% to 50% of Operating Profit (as defined in the Agreements) over a priority return (as defined) to the Company, with total incentive management fees not to exceed 20% of cumulative Operating Profit, or 20% of current year Operating Profit. In the event of early termination of the Agreements, Marriott International will receive additional fees based on the unexpired term and expected future base and incentive management fees. The Company has the option to terminate certain management agreements if specified performance thresholds are not satisfied. No agreement with respect to a single lodging facility is cross-collateralized or cross-defaulted to any other agreement and a single agreement may be canceled under certain conditions, although such cancellation will not trigger the cancellation of any other agreement.

                             HOST MARRIOTT HOTELS

  Pursuant to the terms of the Agreements, Marriott International is required to furnish the hotels with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Marriott International hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic hotels managed, owned or leased by Marriott International or its subsidiaries. In addition, the Company's hotels also participate in the Marriott Rewards program. The cost of this program is charged to all hotels in the Marriott hotel system.

  The Company is obligated to provide the manager with sufficient funds to cover the cost of (a) certain non-routine repairs and maintenance to the hotels which are normally capitalized; and (b) replacements and renewals to the hotels' property and improvements. Under certain circumstances, the Company will be required to establish escrow accounts for such purposes under terms outlined in the Agreements.

  The Company has entered into franchise agreements with Marriott International for ten hotels. Pursuant to these franchise agreements, the Company generally pays a franchise fee based on a percentage of room sales and food and beverage sales as well as certain other fees for advertising and reservations. Franchise fees for room sales vary from four to six percent of sales, while fees for food and beverage sales vary from two to three percent of sales. The terms of the franchise agreements are from 15 to 30 years.

  The Company has entered into management agreements with The Ritz-Carlton Hotel Company, LLC ("Ritz-Carlton"), an affiliate of Marriott International, to manage four of the Company's hotels. These agreements have an initial term of 15 to 25 years with renewal terms at the option of Ritz-Carlton of up to an additional 10 to 40 years. Base management fees vary from two to four percent of sales and incentive management fees are generally equal to 20% of available cash flow or operating profit, as defined in the agreements.

  The Company has also entered into management agreements with hotel management companies other than Marriott International and Ritz-Carlton for 12 of its hotels (10 of which are franchised under the Marriott brand). These agreements generally provide for an initial term of 10 to 20 years with renewal terms at the option of either party of up to an additional one to 15 years. These agreements generally provide for payment of base management fees equal to one to three percent of sales. Seven of the 12 agreements also provide for incentive management fees generally equal to 15 to 20 percent of available cash flow, as defined in the agreements.

  At January 2, 1998 and January 3, 1997, $75 million and $76 million, respectively, have been advanced to the hotel managers for working capital and are included in "Due From Managers" in the accompanying combined consolidated balance sheets.

16. LITIGATION

  The Company is from time-to-time the subject of, or involved in, judicial proceedings. Management believes that any liability or loss resulting from such matters will not have a material adverse effect on the financial position or results of operations of the Company.

  In the fourth quarter of 1997, the Company reached a settlement in a lawsuit against Trinity Industries and others for claims related to construction of the New York Marriott Marquis. In settlement of the lawsuit, the Company and its affiliate received a cash settlement of approximately $70 million, the majority of which was considered a recovery of construction costs and $10 million of which has been recorded as other revenues in the accompanying combined consolidated financial statements.

                             HOST MARRIOTT HOTELS

17. GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

  The Company operates in the full-service hotel segment of the lodging industry. The Company's hotels are primarily operated under the Marriott or Ritz-Carlton brands, contain an average of nearly 500 rooms, as well as supply other amenities such as meeting space and banquet facilities; a variety of restaurants and lounges; gift shops; and swimming pools. They are typically located in downtown, airport, suburban and resort areas throughout the United States.

  As of January 2, 1998, the Company's foreign operations consist of four full-service hotel properties located in Canada and two full-service hotel properties located in Mexico. There were no intercompany sales between the properties and the Company. The following table presents revenues and long-lived assets for each of the geographical areas in which the Company operates (in millions):

                           1997                1996                1995
                    ------------------- ------------------- -------------------
                             LONG-LIVED          LONG-LIVED          LONG-LIVED
                    REVENUES   ASSETS   REVENUES   ASSETS   REVENUES   ASSETS
                    -------- ---------- -------- ---------- -------- ----------
United States......  $2,732    $4,412    $1,908    $3,587    $1,359    $2,842
International......      91       222        49       218         3        40
                     ------    ------    ------    ------    ------    ------
  Total............  $2,823    $4,634    $1,957    $3,805    $1,362    $2,882
                     ======    ======    ======    ======    ======    ======

18. SUBSEQUENT EVENTS (UNAUDITED)

  On August 5, 1998, Properties issued $1.7 billion of 7 7/8% senior notes issued in two series, consisting of $500 million due 2005 and $1.2 billion due 2008 (the "New Senior Notes"). The New Senior Notes are guaranteed by Host Marriott and Hospitality and certain subsidiaries of Properties and are secured by pledges of equity interests in certain subsidiaries of Properties. The Operating Partnership will assume the New Senior Notes in connection with the REIT Conversion and the guarantee by Host Marriott will terminate on the Effective Date.

  The indenture under which the New Senior Notes were issued contains covenants restricting the ability of Properties and certain of its subsidiaries to incur indebtedness, acquire or sell assets or make investments in other entities, and make distributions to equityholders of Properties and (following the REIT Conversion) the Operating Partnership. The New Senior Notes also contain a financial covenant requiring the maintenance of a specified ratio of unencumbered assets to unsecured debt.

  On August 5, 1998, Properties entered into a $1.25 billion credit facility (the "New Credit Facility") provided by a syndicate of financial institutions (the "Lenders") led by Bankers Trust Company. The New Credit Facility provides the Company with (i) a $350 million term loan facility (subject to increases as provided in the succeeding paragraph) and (ii) a $900 million revolving credit facility. The New Credit Facility will have an initial term of three years with two one-year options to extend. The proceeds of the New Credit Facility, along with the proceeds from the New Senior Notes, were used to fund the purchase of $1.55 billion of senior notes of Properties at the initial closing on August 5, 1998, and repay $22 million of outstanding borrowings under a line of credit provided by the Lenders to certain subsidiaries of the Company.

  The term loan facility was funded on the closing date of the New Credit Facility. The $350 million term loan facility may be increased by up to $250 million after the initial closing and will be available, subject to terms and conditions thereof and to the commitment of sufficient Lenders, in up to two drawings to be made on or prior to the second anniversary of the closing of the New Credit Facility. The Lenders will advance funds under the revolving credit facility as requested by the Company with minimum borrowing amounts and frequency limitations to be agreed upon, subject to customary conditions including, but not limited to, (i) no

                             HOST MARRIOTT HOTELS
existing or resulting default or event of default under the New Credit Facility and (ii) continued accuracy of representations and warranties in all material respects.

  The interest rate applicable to the New Credit Facility and the unused commitment fee applicable to the revolving portion of the New Credit Facility are calculated based on a spread over LIBOR that will fluctuate based on the quarterly recalculation of a leverage ratio set forth in the New Credit Facility. The New Credit Facility provides that in the event that the Company achieves one of several investment grade long-term unsecured indebtedness ratings, the spread over LIBOR applicable to the New Credit Facility will be fixed based on the particular rating achieved. If the Company elects to exercise its one-year extensions, the Company will be required to amortize approximately 22.5% per annum of the principal amount outstanding under the New Credit Facility at the end of the initial three-year term.

  The Company's obligations under the New Credit Facility are guaranteed, subject to certain conditions, on a senior basis by Host Marriottt Hospitality and certain of Properties' existing and future subsidiaries. The New Credit Facility will be assumed by the Operating Partnership in connection with the REIT Conversion and the guarantee of Host Marriott will then terminate. In addition, certain subsidiaries of Host Marriott other than Properties and its subsidiaries may, under certain circumstances, guarantee the obligations under the New Credit Facility in the future. Borrowings under the New Credit Facility will rank pari passu with the New Senior Notes and other existing and future senior indebtedness of the Company. The New Credit Facility is secured, on an equal and ratable basis, with the New Senior Notes by a pledge of the capital stock of certain direct and indirect subsidiaries of Properties. In addition, the New Credit Facility may, under certain circumstances in the future, be secured by a pledge of capital stock of certain subsidiaries of Host Marriott other than Properties and its subsidiaries.

  The New Credit Facility includes financial and other covenants that require the maintenance of certain ratios with respect to, among other things, maximum leverage, limitations on indebtedness, minimum net worth and interest and fixed charge coverage and restrict payment of distributions and investments, acquisitions and sales of assets by the Company.

                              HOST MARRIOTT HOTELS

                 CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                                 JUNE 19, 1998
                            (UNAUDITED, IN MILLIONS)

                                                                   PRO FORMA
                                                      HISTORICAL (SEE NOTE 12)
                       ASSETS                         ---------- -------------
Property and Equipment, net..........................   $5,054      $5,054
Notes and Other Receivables, net (including amounts
 due from affiliates of $112 million)................      137         137
Due from Managers....................................       94          94
Investments in Affiliates............................        5           5
Other Assets.........................................      362         362
Short-term Marketable Securities.....................       46          46
Cash and Cash Equivalents............................      496         271
                                                        ------      ------
                                                        $6,194      $5,969
                                                        ======      ======
               LIABILITIES AND EQUITY
Debt
  Senior Notes.......................................   $1,585      $1,585
  Mortgage Debt......................................    1,890       1,890
  Other..............................................       95          95
  Convertible Debt Obligation to Host Marriott
  Corporation........................................    567           567
                                                        ------      ------
                                                       4,137         4,137
Accounts Payable and Accrued Expenses................       77          77
Deferred Income Taxes................................      464         464
Other Liabilities....................................      517         517
                                                        ------      ------
    Total Liabilities................................    5,195       5,195
                                                        ------      ------
Equity
  Investments and Advances from Host Marriott Corpo-
   ration............................................      999         774
                                                        ------      ------
                                                        $6,194      $5,969
                                                        ======      ======


       See Notes to Condensed Combined Consolidated Financial Statements.

                              HOST MARRIOTT HOTELS

            CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS TWENTY-FOUR WEEKS ENDED JUNE 19, 1998 AND JUNE 20, 1997
                            (UNAUDITED, IN MILLIONS)

                                                                 1998   1997
                                                                ------  -----
REVENUES
  Rooms........................................................ $1,020   $831
  Food and beverage............................................    444    346
  Other........................................................    110     80
                                                                ------  -----
    Total hotel revenues.......................................  1,574  1,257
  Net gains (losses) on property transactions..................     52      2
  Equity in earnings of affiliates.............................     (1)     3
  Other........................................................      5      5
                                                                ------  -----
    Total revenues.............................................  1,630  1,267
                                                                ------  -----
OPERATING COSTS AND EXPENSES
  Hotel property-level costs and expenses
    Rooms......................................................    227    187
    Food and beverage..........................................    321    255
    Other department costs and deductions......................    374    303
                                                                ------  -----
      Total hotel property-level costs and expenses............    922    745
  Other hotel operating costs and expenses (including Marriott
   International management fees of $162 million, $101 million
   and $67 million, respectively)..............................    343    291
                                                                ------  -----
      Total hotel operating costs and expenses.................  1,265  1,036
  Other........................................................     10     16
                                                                ------  -----
      Total operating costs and expenses.......................  1,275  1,052
                                                                ------  -----
OPERATING PROFIT BEFORE MINORITY INTEREST, CORPORATE EXPENSES,
 REIT CONVERSION EXPENSES AND INTEREST.........................    355    215
Minority interest..............................................    (30)   (24)
Corporate expenses.............................................    (20)   (18)
REIT Conversion expenses.......................................     (6)   --
Interest expense (including interest on Convertible Debt to
 Host Marriott Corporation of $18 million in 1998 and 1997)....   (169)  (140)
Interest income................................................     26     22
                                                                ------  -----
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM..............    156     55
Provision for income taxes.....................................    (63)   (23)
                                                                ------  -----
INCOME BEFORE EXTRAORDINARY ITEM...............................     93     32
Extraordinary item--Gain on extinguishment of debt (net of
 income taxes of $3 million in 1997)...........................     --      5
                                                                ------  -----
NET INCOME..................................................... $   93  $  37
                                                                ======  =====

       See Notes to Condensed Combined Consolidated Financial Statements.

                              HOST MARRIOTT HOTELS

            CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS TWENTY-FOUR WEEKS ENDED JUNE 19, 1998 AND JUNE 20, 1997
                            (UNAUDITED, IN MILLIONS)

                                                                  1998   1997
                                                                  -----  -----
OPERATING ACTIVITIES
Income from continuing operations................................ $  93  $  32
Adjustments to reconcile to cash from operations:
  Depreciation and amortization..................................   114    102
  Income taxes...................................................    45    --
  Gains on sales of hotel properties.............................   (51)   --
Equity in (earnings) losses of affiliates........................     1     (3)
Changes in operating accounts....................................   (23)    24
Other............................................................    27     38
                                                                  -----  -----
    Cash from operations.........................................   206    193
                                                                  -----  -----
INVESTING ACTIVITIES
Proceeds from sales of assets....................................   209      6
Acquisitions.....................................................  (358)  (156)
Capital expenditures:
  Renewals and replacements......................................   (77)   (60)
  New development projects.......................................   (18)   --
  New investment capital expenditures............................   (14)   (18)
Purchases of short-term marketable securities....................   (97)   --
Sales of short-term marketable securities........................   405    --
Notes receivable collections.....................................     4      4
Affiliate collections, net.......................................   (78)    10
Other............................................................   (25)    14
                                                                  -----  -----
    Cash used in investing activities............................   (49)  (200)
                                                                  -----  -----
FINANCING ACTIVITIES
Cash transferred to Host Marriott................................   (62)   --
Issuances of debt................................................     5     84
Issuances of common stock by Host Marriott.......................     1      3
Scheduled principal repayments...................................   (18)   (44)
Debt prepayments.................................................   (49)  (236)
Other............................................................   (32)     5
                                                                  -----  -----
    Cash used in financing activities............................  (155)  (188)
                                                                  -----  -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS................. $   2  $(195)
                                                                  =====  =====
Non-cash financing activities:
  Assumption of mortgage debt for the acquisition of, or purchase of
   controlling interests in, certain hotel properties............ $ 164  $ 258
                                                                  =====  =====


       See Notes to Condensed Combined Consolidated Financial Statements.

                             HOST MARRIOTT HOTELS

         NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1. On April 16, 1998, the Board of Directors of Host Marriott Corporation ("Host Marriott") approved a plan to reorganize Host Marriott's current business operations by the spin-off of Host Marriott's senior living business ("Crestline") and the contribution of Host Marriott's hotels and certain other assets and liabilities to a newly formed Delaware limited partnership, Host Marriott, L.P. (the "Operating Partnership") whose sole general partner would be Host Marriott Trust, a newly formed Maryland real estate investment trust ("REIT") that would merge with Host Marriott Corporation, a Delaware corporation. Host Marriott subsequently determined that Host Marriott would merge into HMC Merger Corporation, a newly formed Maryland corporation (to be renamed "Host Marriott Corporation"), which would qualify as a REIT and be the general partner of the Operating Partnership. Host Marriott's contribution of its hotels and certain assets and liabilities to the Operating Partnership (the "Contribution") in exchange for units of limited partnership interests in the Operating Partnership will be accounted for at Host Marriott's historical basis.

   The accompanying condensed combined consolidated financial statements include the accounts of the Host Marriott hotels and the assets and liabilities expected to be included in the Contribution by Host Marriott to the Operating Partnership upon its planned conversion to a REIT (the "REIT Conversion") and is the predecessor to the Operating Partnership. In these condensed combined consolidated financial statements, the predecessor to the Operating Partnership is referred to as "Host Marriott Hotels" or the "Company." The condensed combined consolidated financial statements exclude the assets, liabilities, equity, operations and cash flows related to Host Marriott's portfolio of 31 senior living communities. After the REIT Conversion, Crestline will own these assets and lease the existing hotels from the Company.

   In June 1998, as part of the REIT Conversion, Host Marriott and the Operating Partnership filed a preliminary Prospectus/Consent Solicitation with the Securities and Exchange Commission. This Prospectus/Consent Solicitation Statement describes a proposal whereby the Operating Partnership will acquire by merger (the "Mergers") eight public limited partnerships (the "Partnerships") that own or control 24 full-service hotels in which Host Marriott or its subsidiaries are general partners. As more fully described in the Prospectus/Consent Solicitation Statement, limited partners of those Partnerships that participate in the Mergers will receive OP Units which they may, at their election, exchange for unsecured notes due December 15, 2005 issued by the Operating Partnership ("Notes") or common stock in the REIT.

   However, the consummation of the REIT Conversion is subject to significant contingencies that are outside the control of Host Marriott, including final Board of Directors approval, consents of shareholders, partners, bondholders, lenders and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT Conversion will be completed.

   On April 20, 1998, Host Marriott and certain of its subsidiaries filed a shelf registration on Form S-3 (the "Shelf Registration") with the Securities and Exchange Commission for $2.5 billion in securities, which may include debt, equity or a combination thereof. Host Marriott anticipates that any net proceeds from the sale of offered securities will be used for refinancing of Host Marriott's indebtedness, potential future acquisitions and general corporate purposes.

   On August 5, 1998, HMH Properties, Inc. ("HMH Properties"), an indirect wholly-owned subsidiary of Host Marriott, which owns 61 of Host Marriott's hotels, purchased substantially all of its (i) $600 million in 9 1/2% senior notes due 2005, (ii) $350 million in 9% senior notes due 2007 and
   (iii) $600 million in 8 7/8% senior notes due 2007 (collectively, the "Old Senior Notes"). Concurrently with each offer to purchase, HMH Properties solicited consents (the "1998 Consent Solicitations") from registered holders of the Old Senior Notes to certain amendments to eliminate or modify substantially all of the restrictive covenants and certain other provisions contained in the indentures pursuant to which the Old Senior Notes were issued. HMH Properties simultaneously utilized the Shelf Registration to issue an aggregate of $1.7 billion in senior notes (the "New Senior Notes"). The New Senior Notes were issued in two series, $500

                             HOST MARRIOTT HOTELS
   million of 7 7/8 Series A notes due in 2005 and $1.2 billion of 7 7/8 Series B notes due in 2008. The 1998 Consent Solicitations facilitated the merger of HMC Capital Resources Holdings Corporation ("Capital Resources"), a wholly-owned subsidiary of the Company, with and into HMH Properties. Capital Resources, the owner of eight of Host Marriott's hotels was the obligor under the $500 million credit facility (the "Old Credit Facility").

   In conjunction with the issuance of the New Senior Notes, HMH Properties entered into a $1.25 billion credit facility (the "New Credit Facility") with a group of commercial banks. The New Credit Facility will initially have a three year term with two one-year extension options. Borrowings under the New Credit Facility generally bear interest at the Eurodollar rate plus 1.75%. The interest rate and commitment fee (currently 0.35% on the unused portion of the New Credit Facility) fluctuates based on certain financial ratios of HMH Properties. The New Senior Notes and the New Credit Facility are guaranteed by Host Marriott and its wholly-owned subsidiary, Host Marriott Hospitality, Inc. and certain subsidiaries of HMH Properties and are secured by pledges of equity interests in certain subsidiaries of HMH Properties.

   The New Credit Facility replaces the Company's Old Credit Facility. The net proceeds from the offering and borrowings under the New Credit Facility were used by Host Marriott to purchase substantially all of the Old Senior Notes, to make repayments outstanding under the Old Credit Facility and to make bond premium and consent payments totaling approximately $178 million. These costs, along with the write-off of deferred financing fees of approximately $55 million related to the Old Senior Notes and the Old Credit Facility, will be recorded as a pre-tax extraordinary loss on the extinguishment of debt in the third quarter of 1998. The New Credit Facility and the indenture under which the New Senior Notes were issued contain covenants restricting the ability of HMH Properties and certain of its subsidiaries to incur indebtedness, grant liens on their assets, acquire or sell assets or make investments in other entities, and make distributions to equityholders of HMH Properties, Host Marriott, and (following the REIT Conversion) the Operating Partnership and Host REIT. The New Credit Facility and the New Senior Notes also contain certain financial covenants relating to, among other things, maintaining certain levels of tangible net worth and certain ratios of EBITDA to interest and fixed charges, total debt to EBITDA, unencumbered assets to unsecured debt, and secured debt to total debt.

   The accompanying condensed combined consolidated financial statements have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes the disclosures made are adequate to make the information presented not misleading. However, the condensed combined consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's audited financial statements for the three fiscal years in the period ended January 2, 1998.

   In the opinion of the Company, the accompanying unaudited condensed combined consolidated financial statements reflect all adjustments necessary to present fairly the financial position of the Company as of June 19, 1998 and the results of operations and cash flows for the twenty-four weeks ended June 19, 1998 and June 20, 1997. Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations.

2. In April 1998, Host Marriott reached a definitive agreement with various affiliates of The Blackstone Group and Blackstone Real Estate Partners (collectively, "Blackstone") to acquire controlling interests in 12 luxury hotels and a first mortgage interest in another hotel in the U.S. and certain other assets. The Company expects to pay approximately $862 million in cash and assumed debt and to issue approximately 43.7

                             HOST MARRIOTT HOTELS
   million Operating Partnership units ("OP Units"). Each OP Unit will be exchangeable for one share of Host Marriott common stock (or its cash equivalent). Upon completion of the acquisition, Blackstone will own approximately 16% of the outstanding shares of Host Marriott common stock on a fully converted basis. The Blackstone portfolio consists of two Ritz-Carltons, two Four Seasons, one Grand Hyatt, three Hyatt Regencies, four Swissotel properties and a mortgage note on a third Four Seasons.

   The Blackstone transaction is expected to close immediately after the REIT Conversion. At that time, Blackstone's hotels and other assets will be contributed to the Operating Partnership. The hotels will continue to be managed under the existing management contracts. Consummation of the Blackstone transaction is also subject to certain conditions, including consummation of the REIT Conversion by March 31, 1999.

3. Revenues primarily represent sales generated by the Company's hotels. Other hotel operating costs and expenses include depreciation, management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs.

4. Basic and diluted earnings per OP Unit have been calculated based on the number of Host Marriott common shares outstanding for all periods presented because it is expected that upon the REIT Conversion the Operating Partnership will issue OP Units to Host Marriott in exchange for the Contribution equal to the number of shares of outstanding Host Marriott common stock. Accordingly, the following discussion of earnings per OP Unit is on a pro forma basis as if the REIT Conversion and Contribution had occurred.

   Basic earnings per OP Unit is computed by dividing net income by the weighted average number of shares of common stock outstanding of Host Marriott. Diluted earnings per OP Unit is computed by dividing net income plus dividends by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities of Host Marriott. Diluted earnings per OP Unit was not adjusted for the impact of the Convertible Debt Obligation to Host Marriott Corporation in 1997 as they were anti-dilutive.

   Basic and diluted earnings per OP Unit on a pro forma basis are as follows:

                                                    TWENTY-FOUR WEEKS ENDED
                                                    -----------------------
                                                     JUNE 19,      JUNE 20,
                                                       1998          1997
                                                    -----------   -----------
   Basic earnings per OP Unit:
     Income before extraordinary item.............    $       .46   $       .16
     Extraordinary item--Gain on extinguishment of
      debt (net of income taxes)..................            --            .02
                                                      -----------   -----------
       Basis earnings per OP Unit.................    $       .46   $       .18
                                                      ===========   ===========
   Diluted earnings per OP Unit:
     Income before extraordinary item.............    $       .43   $       .16
     Extraordinary item--Gain on extinguishment of
      debt (net of income taxes)..................            --            .02
                                                      -----------   -----------
       Diluted earnings per OP Unit...............    $       .43   $       .18
                                                      ===========   ===========

                             HOST MARRIOTT HOTELS

   A reconciliation of the number of shares utilized for the calculation of diluted earnings per OP Unit follows:

                                                        TWENTY-FOUR WEEKS ENDED
                                                        -----------------------
                                                         JUNE 19,      JUNE 20,
                                                           1998          1997
                                                        -----------   -----------
                                                             (IN MILLIONS)
   Weighted average number of common shares
    outstanding.......................................         204.0         202.6
   Assuming distribution of common shares granted
    under the comprehensive stock plan, less shares
    assumed purchased at average market price.........           4.3           5.0
   Assuming distribution of common shares upon
    redemption of Convertible Debt to Host Marriott
    Corporation.......................................          29.6           --
   Assuming distribution of common shares issuable for
    warrants, less shares assumed purchased at average
    market price......................................            .1            .3
                                                         -----------   -----------
     Shares utilized for the calculation of diluted
      earnings per OP Unit............................         238.0         207.9
                                                         ===========   ===========

5. As of June 19, 1998, the Company had minority interests in 18 affiliates that own an aggregate of 240 properties, 20 of which are full-service properties, managed primarily by Marriott International, Inc. The Company's equity in earnings (losses) of affiliates was a $1 million loss and $3 million for the twenty-four weeks ended June 19, 1998 and June 20, 1997, respectively.

  Combined summarized operating results reported by affiliates follows:

                                                    TWENTY-FOUR WEEKS ENDED
                                                    -----------------------
                                                     JUNE 19,      JUNE 20,
                                                       1998          1997
                                                    -----------   -----------
                                                         (IN MILLIONS)
   Revenues........................................   $       255   $       303
   Operating expenses:
     Cash charges (including interest).............           152           185
     Depreciation and other non-cash charges.......            69            95
                                                      -----------   -----------
   Income (loss) before extraordinary item.........            34            23
   Extraordinary item--forgiveness of debt.........             4            12
                                                      -----------   -----------
       Net income..................................   $        38   $        35
                                                      ===========   ===========

   In the first quarter of 1998, the Company obtained a controlling interest in the partnership that owns the 1,671-room Atlanta Marriott Marquis for approximately $239 million, including $164 million in assumed mortgage debt. The Company previously owned a 1.3% general and limited partnership interest.

   In second quarter of 1998, the Company acquired the partnership that owns the 289-room Park Ridge Marriott in Park Ridge, New Jersey for $24 million. The Company previously owned a 1% managing general partner interest and held a note receivable interest.

6. In the first quarter of 1998, the Company acquired a controlling interest in, and became the managing general partner for, the partnership that owns the 359-room Albany Marriott, the 350-room San Diego Marriott Mission Valley and the 320-room Minneapolis Marriott Southwest for approximately $50 million.

   In the second quarter of 1998, the Company acquired the 397-room Ritz-Carlton, Tysons Corner for $96 million and the 281-room Ritz-Carlton, Phoenix for $75 million. In addition, the Company acquired the 487- room Torrance Marriott near Los Angeles, California for $52 million. Also in the second quarter of 1998, the Company sold the 662-room New York Marriott East Side for approximately $191 million and recorded a pre-tax gain of approximately $40 million. The Company also sold the 191-room Napa Valley Marriott for approximately $21 million and recorded a pre-tax gain of approximately $10 million.

                             HOST MARRIOTT HOTELS

    In the third quarter of 1998, the Company acquired the 308-room Ritz-Carlton, Dearborn for approximately $65 million, the 336-room Ritz-Carlton, San Francisco for approximately $161 million and the 404-room Memphis Marriott (which was converted to the Marriott brand upon acquisition) for approximately $16 million.

7. In March 1997, Host Marriott purchased 100% of the outstanding bonds secured by a first mortgage on the San Francisco Marriott Hotel. Host Marriott purchased the bonds for $219 million, an $11 million discount to the face value of $230 million. In connection with the redemption and defeasance of the bonds, the Company recognized an extraordinary gain of $5 million, which represents the $11 million discount and the write-off of deferred financing fees, net of taxes.

8. The Company operates in the full-service hotel segment of the lodging industry. The Company's hotels are primarily operated under the Marriott or Ritz-Carlton brands.

    As of June 19, 1998 and June 20, 1997, the Company's foreign operations consist of four full-service hotel properties located in Canada and two full-service hotel properties located in Mexico. There were no intercompany sales between the properties and the Company. The following table presents revenues for each of the geographical areas in which the Company operates (in millions):

                                                       TWENTY-FOUR WEEKS ENDED
                                                     ---------------------------
                                                     JUNE 19, 1998 JUNE 20, 1997
                                                     ------------- -------------
      United States.................................    $1,586        $1,230
      International.................................        44            37
                                                        ------        ------
          Total.....................................    $1,630        $1,267
                                                        ======        ======

9. In the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. The objective of SFAS 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total of net income and all other nonowner changes in equity.

    The Company's only component of other comprehensive income is the right to receive up to 1.4 million shares of Host Marriott Services Corporation's ("HMSC") common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. For the twenty-four weeks ended June 19, 1998, other comprehensive income was $1 million and consisted of the unrealized gain on the appreciation of the HMSC common stock. For the twenty-four weeks ended June 19, 1998, comprehensive income was $94 million. For the twenty-four weeks ended June 20, 1997, other comprehensive income was $3 million. For twenty-four weeks ended June 20, 1997, comprehensive income $40 million. As of June 19, 1998 and January 2, 1998, the Company's accumulated other comprehensive income of approximately $11 million and $10 million, respectively, was included in Investments and Advances from Host Marriott Corporation.

10. The obligation for the Convertible Subordinated Debentures (the "Debentures") has been pushed down to these financial statements because it is expected that upon the REIT Conversion the Operating Partnership will assume primary liability for repayment of the Debentures of Host Marriott underlying the Convertible Preferred Securities of Host Marriott Financial Trust (the "Issuer"), a wholly-owned subsidiary trust of Host Marriott. The common securities of Host Marriott Financial Trust will not be contributed to the Operating Partnership and therefore Host Marriott Financial Trust will not be consolidated by the Operating Partnership. Upon conversion by a Convertible Preferred Securities holder, the Operating Partnership will

                             HOST MARRIOTT HOTELS
  purchase common shares from Host Marriott Trust in exchange for a like number of OP Units and distribute the common shares to the Convertible Preferred Securities holder.

  In December 1996, the Issuer issued 11 million shares of 6 3/4% convertible quarterly income preferred securities (the "Convertible Preferred Securities"), with a liquidation preference of $50 per share (for a total liquidation amount of $550 million). The Convertible Preferred Securities represent an undivided beneficial interest in the assets of the Issuer. The payment of distributions out of moneys held by the Issuer and payments on liquidation of the Issuer or the redemption of the Convertible Preferred Securities are guaranteed by Host Marriott to the extent the Issuer has funds available therefor. This guarantee, when taken together with Host Marriott obligations under the indenture pursuant to which the Debentures were issued, the Debentures, Host Marriott's obligations under the Trust Agreement and its obligations under the indenture to pay costs, expenses, debts and liabilities of the Issuer (other than with respect to the Convertible Preferred Securities) provides a full and unconditional guarantee of amounts due on the Convertible Preferred Securities. Proceeds from the issuance of the Convertible Preferred Securities were invested in the Debentures due December 2, 2026 issued by Host Marriott. The Issuer exists solely to issue the Convertible Preferred Securities and its own common securities (the "Common Securities") and invest the proceeds therefrom in the Debentures. The note receivable from Host Marriott for the Debentures is the Issuer's sole asset. Separate financial statements of the Issuer are not presented because of Host Marriott's guarantee described above; Host Marriott's management has concluded that such financial statements are not material to investors and the Issuer is wholly-owned and essentially has no independent operations.

  Each of the Convertible Preferred Securities is convertible at the option of the holder into shares of Host Marriott common stock at the rate of
  2.6876 shares per Convertible Preferred Security (equivalent to a conversion price of $18.604 per share of Company common stock). The Debentures are convertible at the option of the holders into shares of Host Marriott common stock at the conversion rate of 2.6876 shares for each $50 in principal amount of Debentures. The conversion rate is subject to adjustments in certain events, including (i) payment of dividends (and other distributions) on Host common stock by Host in shares of Host common stock; (ii) distributions to all holders of Host common stock of rights or warrants entitling such holders (for a period not to exceed 45 days) to subscribe for or purchase Host common stock at an exercise price less than the market price of Host common stock; (iii) subdivisions and combinations of Host common stock; (iv) payment of dividends (and other distributions) on Host common stock consisting of indebtedness of Host, capital stock or other securities, assets or cash (other than certain cash dividends at an annualized rate of up to 12.5% of the market price of Host common stock);
  (v) payments for Host common stock by Host or any of its subsidiaries in respect of a tender or exchange offer (other than an odd-lot offer) at a price per share in excess of 110% of the market price of Host common stock;
  (vi) consummation by Host of certain mergers, a consolidation, a sale of all or substantially all of its assets, a recapitalization or certain reclassifications of Host common stock. The distribution of the capital stock of Crestline to all holders of Host REIT common stock would, and certain other elements of the REIT Conversion (such as other distributions of Host's accumulated earnings and profits) may, result in an adjustment to the conversion price of the Debentures. The Issuer will only convert Debentures pursuant to a notice of conversion by a holder of Convertible Preferred Securities. During 1998 and 1997, no shares were converted into common stock.

  Holders of the Convertible Preferred Securities are entitled to receive preferential cumulative cash distributions at an annual rate of 6 3/4% accruing from the original issue date, commencing March 1, 1997, and payable quarterly in arrears thereafter. The distribution rate and the distribution and other payment dates for the Convertible Preferred Securities will correspond to the interest rate and interest and other payment dates on the Debentures. Host Marriott may defer interest payments on the Debentures for a period not to exceed 20 consecutive quarters. If interest payments on the Debentures are deferred, so too are payments

                             HOST MARRIOTT HOTELS
    on the Convertible Preferred Securities. Under this circumstance, Host Marriott will not be permitted to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Debentures.

    Subject to certain restrictions, the Convertible Preferred Securities are redeemable at the Issuer's option upon any redemption by Host Marriott of the Debentures after December 2, 1999. Upon repayment at maturity or as a result of the acceleration of the Debentures upon the occurrence of a default, the Debentures shall be subject to mandatory redemption, from which the proceeds will be applied to redeem Convertible Preferred Securities and Common Securities, together with accrued and unpaid distributions.

11. In the second quarter of 1998, on behalf of Crestline, Host Marriott prepaid $92 million of 9% unsecured debt provided by Marriott International. Host Marriott now holds a $92 million, 8.5% note due from Crestline. Host Marriott also holds a $14.8 million, 6.375% unsecured note due from Crestline which matures in December, 2007. Host Marriott holds a total of approximately $107 million in notes due from Crestline which are included as notes and other receivables in the accompanying condensed combined consolidated balance sheet.

12. The pro forma June 19, 1998 balance sheet reflects the $225 million earnings and profit distribution which is expected to be made by the end of the fiscal year in connection with the REIT Conversion. The amount of the earnings and profits distribution will be based upon Host Marriott's accumulated earnings and profit for tax purposes at the time of the REIT Conversion.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Host Marriott Corporation:

  We have audited the accompanying consolidated balance sheet of HMC Senior Communities, Inc. ("HMCSC"), which is the senior living communities' business of Host Marriott Corporation, as defined in Note 1 to the consolidated financial statements, as of January 2, 1998, and the related consolidated statements of operations, shareholder's equity and cash flows for the period from June 21, 1997 (inception) through January 2, 1998. These consolidated financial statements are the responsibility of Host Marriott Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMCSC as of January 2, 1998 and the results of its operations and its cash flows for the period from June 21, 1997 (inception) through January 2, 1998 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
May 1, 1998

                         HMC SENIOR COMMUNITIES, INC.,
                WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                          OF HOST MARRIOTT CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                JANUARY 2, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                               ASSETS
Property and equipment, net.......................................... $633,840
Other assets.........................................................    1,332
Restricted cash......................................................   10,686
Cash and cash equivalents............................................   17,644
                                                                      --------
  Total assets....................................................... $663,502
                                                                      ========
                LIABILITIES AND SHAREHOLDER'S EQUITY
Debt................................................................. $349,934
Deferred income taxes................................................   58,705
Accounts payable and other accrued liabilities.......................   15,543
Amounts due to Marriott International, net...........................    3,172
Accrued interest.....................................................    4,906
Due to Host Marriott Corporation.....................................    2,151
Deferred revenue.....................................................    2,027
                                                                      --------
  Total liabilities..................................................  436,438
                                                                      --------
Shareholder's equity:
Common stock, 100 shares authorized, issued and outstanding, no par
 value...............................................................      --
Additional paid-in capital...........................................  226,706
Retained earnings....................................................      358
                                                                      --------
  Total shareholder's equity.........................................  227,064
                                                                      --------
    Total liabilities and shareholder's equity....................... $663,502
                                                                      ========


                See Notes to Consolidated Financial Statements.

                         HMC SENIOR COMMUNITIES, INC.,
                WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                          OF HOST MARRIOTT CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

     FOR THE PERIOD FROM JUNE 21, 1997 (INCEPTION) THROUGH JANUARY 2, 1998
                                 (IN THOUSANDS)

REVENUES.............................................................. $ 36,900
                                                                       --------
OPERATING COSTS AND EXPENSES
Depreciation and amortization.........................................   10,635
Base management fees to Marriott International........................    6,481
Property taxes........................................................    3,626
Other.................................................................      187
                                                                       --------
  Total operating costs and expenses..................................   20,929
                                                                       --------
OPERATING PROFIT BEFORE CORPORATE EXPENSES AND INTEREST...............   15,971
Corporate expenses....................................................   (2,304)
Interest expense......................................................  (13,396)
Interest income.......................................................      336
                                                                       --------
INCOME BEFORE INCOME TAXES............................................      607
Provision for income taxes............................................     (249)
                                                                       --------
NET INCOME............................................................ $    358
                                                                       ========


                See Notes to Consolidated Financial Statements.

                         HMC SENIOR COMMUNITIES, INC.,
                WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                          OF HOST MARRIOTT CORPORATION

                 CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

     FOR THE PERIOD FROM JUNE 21, 1997 (INCEPTION) THROUGH JANUARY 2, 1998
                                 (IN THOUSANDS)

                                                            ADDITIONAL
                                                     COMMON  PAID-IN   RETAINED
                                                     STOCK   CAPITAL   EARNINGS
                                                     ------ ---------- --------
Balance, June 21, 1997..............................  $--    $    --     $--
  Common stock issued...............................   --         --      --
  Capital contributions by Host Marriott Corpora-
   tion.............................................   --     226,706     --
  Net income........................................   --         --      358
                                                      ----   --------    ----
Balance, January 2, 1998............................  $--    $226,706    $358
                                                      ====   ========    ====



                See Notes to Consolidated Financial Statements.

                         HMC SENIOR COMMUNITIES, INC.,
                WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                          OF HOST MARRIOTT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

     FOR THE PERIOD FROM JUNE 21, 1997 (INCEPTION) THROUGH JANUARY 2, 1998
                                 (IN THOUSANDS)

OPERATING ACTIVITIES
Net income.......................................................... $     358
Adjustments to reconcile net income to cash provided by operating activities:
  Depreciation and amortization.....................................    10,635
  Change in amounts due to Marriott International...................    10,073
  Change in amounts due to Host Marriott............................     2,151
  Equity in earnings of affiliate...................................      (997)
  Change in other operating accounts................................     3,156
                                                                     ---------
Cash provided by operating activities...............................    25,376
                                                                     ---------
INVESTING ACTIVITIES
  Capital expenditures..............................................   (33,345)
  Increase in capital improvement reserve...........................       (67)
                                                                     ---------
Cash used in investing activities...................................   (33,412)
                                                                     ---------
FINANCING ACTIVITIES
  Contribution of cash..............................................     7,319
  Repayments of debt................................................    (2,142)
  Issuances of debt.................................................    20,407
  Change in financing reserves......................................        96
                                                                     ---------
Cash provided by financing activities...............................    25,680
                                                                     ---------
Increase in cash and cash equivalents...............................    17,644
Cash and cash equivalents, beginning of period......................       --
                                                                     ---------
Cash and cash equivalents, end of period............................ $  17,644
                                                                     =========
SUPPLEMENTAL INFORMATION--NON-CASH ACTIVITY:
  Contributions from Host Marriott Corporation:
  Property and equipment............................................ $ 601,033
  Other assets......................................................     9,892
  Debt assumed......................................................  (331,669)
  Other liabilities.................................................    (9,479)
  Deferred revenue..................................................    (2,054)
  Deferred income taxes.............................................    58,435
  Expansion costs paid by Host Marriott Corporation, which have been
   included in additional paid-in capital...........................    10,099

                See Notes to Consolidated Financial Statements.

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  On June 21, 1997, Host Marriott Corporation ("Host Marriott") acquired all of the outstanding stock of Forum Group Inc. ("Forum Group") from Marriott Senior Living Services, Inc. ("MSLS"), a subsidiary of Marriott International, Inc. ("Marriott International") and concurrently contributed all of the assets and liabilities of Forum Group to HMC Senior Communities, Inc. ("HMCSC"). In connection with the acquisition, Forum Group assigned to Marriott International its interest as manager under long-term operating agreements (See Note 6).

  On April 16, 1998, the Board of Directors of Host Marriott approved a plan to reorganize Host Marriott's current business operations by spinning-off HMCSC to the shareholders of Host Marriott, and contributing Host Marriott's hotels and certain other assets and liabilities to a newly formed Delaware limited partnership, Host Marriott, L.P., whose sole general partner would be Host Marriott Trust, a newly formed Maryland real estate investment trust. Host Marriott subsequently determined that Host Marriott would merge into HMC Merger Corporation, a Maryland corporation (to be renamed "Host Marriott Corporation"), which would qualify as a REIT and be the general partner of the Operating Partnership. After the proposed reorganization, HMCSC will lease hotels from Host Marriott, L.P. and Marriott International will continue to manage the hotels under long- term management agreements.

  Consummation of the reorganization is subject to significant contingencies, including final Board approval and consent of shareholders, partners, bondholders, lenders and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the reorganization will be completed.

  The accompanying consolidated financial statements include the historical accounts of HMCSC, representing 31 senior living communities (the
"Communities") located in 13 states, expected to be spun-off as part of the reorganization described above.

  HMCSC operates as a unit of Host Marriott utilizing Host Marriott's employees, insurance and administrative services. HMCSC has no employees. Periodically, certain operating expenses, capital expenditures and other cash requirements of HMCSC are paid by Host Marriott and charged directly or allocated to HMCSC. Certain general and administrative costs of Host Marriott are allocated to HMCSC using a variety of methods, principally including Host Marriott's specific identification of individual cost items and otherwise through allocations based upon estimated levels of effort devoted by its general and administrative departments to individual entities or relative measures of size of the entities based on assets. In the opinion of management, the methods for allocating corporate, general and administrative expenses and other direct costs are reasonable. It is not practical to estimate the costs that would have been incurred by HMCSC if it had been operated on a stand-alone basis.

  The consolidated financial statements present the financial position, results of operations and cash flows of HMCSC beginning on June 21, 1997 (the date Host Marriott acquired the stock of the Forum Group) through January 2, 1998. Host Marriott's basis in the assets and liabilities of HMCSC has been carried over to these financial statements. All material intercompany transactions and balances between HMCSC and its subsidiaries have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of HMCSC and its subsidiaries and controlled affiliates. Investments in affiliates over which HMCSC has the ability to exercise significant influence, but does not control, are accounted for using the equity method. All material intercompany transactions and balances have been eliminated.

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Fiscal Year

  HMCSC's fiscal year ends on the Friday nearest to December 31.

 Revenues

  Revenues represent house profit from the Communities. House profit reflects the net revenues flowing to HMCSC as property owner and represents gross community operating sales less property-level expenses excluding depreciation and amortization, real and personal property taxes, insurance, management fees and certain other costs which are classified as operating costs and expenses in the accompanying statement of operations.

  Resident fees and health care service revenues are generated primarily from monthly charges for independent living units and daily charges for assisted living suites and nursing beds, and are recognized monthly based on the terms of the residents' agreements. Advance payments received for services are deferred until the services are provided. Included in resident fees revenue is ancillary revenue, which is generated on a "fee for service" basis for supplemental items requested by residents and is recognized as the services are provided.

  A portion of revenues from health care services were attributable to patients whose bills are paid by Medicare or Medicaid under contractual arrangements. Reimbursements under these contractual arrangements are subject to retroactive adjustments based on agency reviews. Revenues from health care services are recorded net of estimated contractual allowances in the accompanying consolidated financial statements. Management believes that reserves recorded are adequate to cover any adjustments arising from retroactive adjustments.

  HMCSC has considered the impact of EITF 97-2 on its financial statements and has determined that it requires HMCSC to include property-level revenues and operating expenses of its senior living communities in its statements of operations. HMCSC will adopt EITF 97-2 in the fourth quarter of 1998 with retroactive effect in prior periods to conform to the new presentation. The effect of this change will be to increase 1997 revenues and operating costs and expenses by approximately $74.1 million and will have no impact on operating profit or net income. See Note 3.

 Cash and Cash Equivalents

  All highly liquid investments with a maturity of three months or less at date of purchase are considered cash equivalents.

 Property and Equipment

  Property and equipment is recorded at cost, or if contributed by Host Marriott, is recorded at Host Marriott's basis. Replacements and improvements that extend the useful life of property and equipment are capitalized.

  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and three to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

  In cases where management is holding for sale a particular Community, HMCSC assesses impairment based on whether the estimated sales price less cost of disposal of each individual property to be sold is less than the net book value. A property is considered to be held for sale when a decision is made to dispose of the Community. Otherwise, impairment is assessed based on whether it is probable that undiscounted future cash flows from each Community will be less than its net book value. If a Community is impaired, its basis is adjusted to its fair value.

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Concentration of Credit Risk

  Financial instruments that potentially subject HMCSC to significant concentration of credit risk consist principally of cash and cash equivalents. HMCSC maintains cash and cash equivalents with various high credit-quality financial institutions and limits the amount of credit exposure with any institution.

 Working Capital

  Pursuant to the terms of HMCSC's Operating Agreements (see Note 6), HMCSC is required to provide Marriott International with working capital and supplies to meet the operating needs of the Communities. Marriott International converts cash advanced by HMCSC into other forms of working capital consisting primarily of operating cash, inventories, resident deposits and trade receivables and payables which are maintained and controlled by Marriott International. Upon the termination of the Operating Agreements, Marriott International is required to convert working capital and supplies into cash and return it to HMCSC. As a result of these conditions, the individual components of working capital and supplies controlled by Marriott International are not reflected in the accompanying consolidated balance sheet.

 Deferred Revenue

  Monthly fees deferred for the non-refundable portion of the entry fees are included as deferred revenue in the accompanying balance sheet. These amounts are recognized as revenue as health care services are performed over the expected term of the residents' contracts.

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 New Accounting Standards

  In 1997, the Company adopted Statement of Financial Accounting Standards No. 129 "Disclosure of Information About Capital Structure." The adoption of this statement did not have a material effect on these consolidated financial statements.

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


3. REVENUES

  House profit generated by the Communities consist of the following for the period from June 21, 1997 (inception) through January 2, 1998 (in thousands):

   Community Sales
     Routine.......................................................... $ 99,989
     Ancillary........................................................   10,980
                                                                       --------
       Total Community Sales..........................................  110,969
                                                                       --------
   Department Costs
     Routine..........................................................   64,516
     Ancillary........................................................    9,553
                                                                       --------
       Total Department Costs.........................................   74,069
                                                                       --------
   Department Profit
     Routine..........................................................   35,473
     Ancillary........................................................    1,427
                                                                       --------
       Revenues....................................................... $ 36,900
                                                                       ========

  Community sales consist of routine and ancillary sales. Routine sales are generated from monthly charges for independent living units and daily charges for assisted living suites and nursing beds, and are recognized monthly based on the terms of the residents' agreements. Advance payments received for services are deferred until the services are provided. Ancillary sales are generated on a "fee for service" basis for supplementary items requested by residents, and are recognized as the services are provided.

  Total sales include amounts estimated by management to be reimbursable through Medicare, Medicaid and other third party payor agreements. Medicare and Medicaid represented 11% and 3%, respectively, of sales for the period from June 21, 1997 (inception) through January 2, 1998. Reimbursement arrangements are subject to audit and retroactive adjustment. Provisions are made for potential adjustments that may result. To the extent those provisions vary from settlements, sales are charged or credited when the adjustments become final. Changes in the estimate of amounts reimbursable by third party payors from prior years resulted in the recognition of $1,689,000 of additional sales for the period from June 21, 1997 (inception) through January 2, 1998. In management's opinion, any adjustments related to current and prior years' operations will be immaterial to current and future financial statements.

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following at January 2, 1998 (in thousands):

      Land and land improvements...................................... $102,714
      Buildings and leasehold improvements............................  518,056
      Furniture and equipment.........................................   23,705
                                                                       --------
                                                                        644,475
      Less accumulated depreciation and amortization..................  (10,635)
                                                                       --------
                                                                       $633,840
                                                                       ========

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  In December 1997, LTJ Senior Communities Corporation ("LTJ"), a wholly owned subsidiary of HMCSC, acquired 49% of the remaining 50% interest in Leisure Park Venture Limited Partnership (the "Partnership") which owns a 418-unit retirement community in New Jersey for approximately $23 million, including the assumption of approximately $15 million of debt. Subsequent to this acquisition, HMCSC indirectly owns a 99% interest in the Partnership. Marriott International owns the remaining 1% limited partner interest.

  In the first quarter of 1998, LTJ also acquired the Gables of Winchester in suburban Boston, a 124-unit upscale senior living community, for $21 million and entered into conditional purchase agreements for two Marriott Brighton Gardens assisted living communities with the Summit Companies of Denver, Colorado. After the anticipated completion of construction in the first quarter of 1999, HMCSC may acquire these two 160-unit properties located in Denver and Colorado Springs, Colorado, for approximately $35 million, if they achieve certain operating performance criteria. All three of these communities will be operated by Marriott International under long-term operating agreements.

5. RESTRICTED CASH

  Restricted cash consists of the following at January 2, 1998 (in thousands):

      Debt service reserve fund........................................ $ 1,528
      Fixed asset reserve fund.........................................   4,300
      Real estate tax reserve fund.....................................   3,590
      Insurance reserve fund...........................................   1,268
                                                                        -------
                                                                        $10,686
                                                                        =======

  The debt service, fixed asset, real estate tax and insurance reserve funds consist of cash transferred into segregated escrow accounts out of sales generated by the Communities, pursuant to HMCSC's secured debt agreements. These funds are periodically disbursed by the collateral agent to pay for debt service, capital expenditures, insurance premiums and real estate taxes relating to the secured properties. In some cases, to ensure prompt payment, HMCSC utilizes its unrestricted cash to pay for capital expenditures, insurance premiums and real estate taxes and is subsequently reimbursed for such payments out of funds held in the appropriate escrow account.

6. OPERATING AGREEMENTS

  The Communities are subject to operating agreements (the "Operating Agreements") which provide for Marriott International to operate the Communities, generally for an initial term of 25 to 30 years with renewal terms subject to certain performance criteria at the option of Marriott International of up to an additional five to ten years. The Operating Agreements provide for payment of base management fees generally equal to five to eight percent of gross sales and incentive management fees generally equal to zero to 20% of Operating Profit (as defined in the Operating Agreements) over a priority return to HMCSC. In the event of early termination of the Operating Agreements, Marriott International will receive additional fees based on the unexpired term and expected future base and incentive management fees. HMCSC has the option to terminate certain, but not all, management agreements if specified performance thresholds are not satisfied. No Operating Agreement with respect to a single Community is cross-collateralized or cross-defaulted to any other Operating Agreement, and any single Operating Agreement may be terminated following a default by HMCSC or Marriott International, although such termination will not trigger the cancellation of any other Operating Agreement.

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  Pursuant to the terms of the Operating Agreements, Marriott International is required to furnish the Communities with certain services ("Central Administrative Services") which are provided on a central or regional basis to all properties in the Marriott Retirement Community System. These services include the development and operation of computer systems, computer payroll and accounting services, marketing and public relations services, and such additional services as may from time-to-time be performed more efficiently on a central or regional level. The Operating Agreements require payment of Central Administrative Services fees equal to 2% of gross sales beginning in the third quarter of 1998.

  Marriott International is required under the Operating Agreements to deduct an amount from gross sales and place the funds into an interest-bearing reserve account to cover the cost of (a) certain routine repairs and maintenance to the Communities which are normally capitalized and (b) replacements and renewals to the Communities' property and improvements. The annual payment amount (expressed as a percentage of gross sales) generally will be 2.65% through fiscal year 2002, 2.85% for fiscal years 2003 through 2007, and 3.5% thereafter. The amount contributed for the period June 21, 1997 (inception) through January 2, 1998 was $2,025,000. The Operating Agreements provide that HMCSC shall provide Marriott International with sufficient funds to cover the cost of certain major or non-routine repairs, alterations, improvements, renewals and replacements to the Communities which are required to maintain a competitive, efficient and economical operating condition in accordance with Marriott standards or for the continued safe and orderly operation of the Communities.

7. AMOUNTS DUE TO MARRIOTT INTERNATIONAL

  The components of the amounts due to Marriott International, net, at January 2, 1998 are as follows (in thousands):

   Community operating expenses payable to Marriott International..... $ 7,648
   Management fees payable to Marriott International..................   1,262
   Community working capital due to HMCSC.............................  (6,093)
   Other, net.........................................................     355
                                                                       -------
     Total............................................................ $ 3,172
                                                                       =======

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


8. DEBT

  Debt consists of the following at January 2, 1998 (in thousands):

Mortgage Debt:
  Secured by eight Communities with $232 million of assets, with an interest rate of 10.01%, maturing through 2020 (balance includes fair value adjustment of $15.5 million)............................ $137,713
  Secured by nine Communities with $110 million of assets, with an interest rate of 9.93%, maturing through 2001 (balance includes
   fair value adjustment of $2.6 million).............................   49,353
  Secured by one Community with $29 million of assets, with an average
   rate of 7.45%, maturing through 1999 (repaid in 1998)..............   26,403
                                                                       --------
                                                                        213,469
                                                                       --------
Notes payable to Marriott International, with a rate of 9%, maturing
 through 2001 (repaid in 1998)........................................   92,195
                                                                       --------
Other notes:
  Revenue Bonds with a rate of 5.875%, maturing through 2027..........   14,700
  Other notes, with an average rate of 6.6%, maturing through December
   2027...............................................................   18,943
  Capital lease obligations...........................................   10,627
                                                                       --------
                                                                         44,270
                                                                       --------
    Total debt........................................................ $349,934
                                                                       ========

  Debt maturities at January 2, 1998, excluding the unamortized fair value adjustments of approximately $18 million resulting from recording the mortgages at their fair value on June 21, 1997, are as follows (in thousands):

      1998............................................................. $ 54,515
      1999.............................................................   30,197
      2000.............................................................    4,503
      2001.............................................................   88,043
      2002.............................................................    2,504
      Thereafter.......................................................  152,046
                                                                        --------
                                                                        $331,808
                                                                        ========

  In conjunction with the acquisition of Forum Group Inc., HMCSC recorded the debt assumed at its fair value, which exceeded the face value by approximately $19 million. HMCSC is amortizing this adjustment to interest expense over the remaining life of the related debt. The amortization for the period from June 21, 1997 (inception) through January 2, 1998 totaled $834,000. Cash paid for interest for the period from June 21, 1997 (inception) through January 2, 1998 totaled $8,183,000.

  In conjunction with the June 21, 1997 acquisition of Forum Group Inc., HMCSC assumed approximately $197 million in mortgage debt, $11 million in capital lease obligations (see Note 9), as well as issued $72 million in notes payable to Marriott International. Subsequent to the acquisition, HMCSC issued additional notes payable to Marriott International for additional expansion units totaling approximately $20 million. These notes were guaranteed by Host Marriott. In the second quarter of 1998, Host Marriott repaid the $92 million in notes payable to Marriott International.

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  In December 1997, in connection with the acquisition of the remaining 50% interest in the Leisure Park Venture Limited Partnership (see Note 4), HMCSC assumed approximately $15 million of debt.

  The net assets of seventeen of the Communities are subject to mortgage debt which places restrictions on their assets. The net assets of the Communities totaled approximately $150 million at January 2, 1998. The indentures governing these mortgages contain covenants that, among other things, require maintenance of segregated cash collection of all rents, separate cash reserves for debt service, property improvements, real estate taxes and insurance, limit the ability to incur additional indebtedness, issue stock or admit additional partners, pay dividends or make certain distributions, enter into or cancel leases, enter into certain transactions with affiliates or sell certain assets.

  During the first quarter of 1998, Host Marriott prepaid $26.4 million in mortgage debt. Host Marriott's prepayment of the debt was recorded as a capital contribution to HMCSC, there was no gain or loss on the prepayment.

9. LEASES

  HMCSC leases certain property under non-cancelable capital and operating leases. Future minimum annual rental commitments for all non-cancelable leases are as follows:

                                                              CAPITAL  OPERATING
                                                              LEASES     LEASE
                                                              -------  ---------
                                                               (IN THOUSANDS)
      1998................................................... $ 1,274   $  278
      1999...................................................   1,287      278
      2000...................................................   1,300      278
      2001...................................................   1,320      278
      2002...................................................   1,338      278
      Thereafter.............................................  13,672    3,062
                                                              -------   ------
      Total minimum lease payments...........................  20,191   $4,452
                                                                        ======
      Less amount representing interest......................  (9,564)
                                                              -------
      Present value of minimum lease payments................ $10,627
                                                              =======

  HMCSC leases two communities under capital leases expiring in 2016. Upon the expiration of the lease or anytime prior to lease expiration, HMCSC has the first right of refusal (the "Option") to submit a counter offer to any acceptable bona fide offer from a third party within 30 days of notice from the lessor. If HMCSC fails to exercise its Option, then the lessor may proceed with the sale of the leased property and all assets therein.

  HMCSC also has one long-term operating ground lease which expires in 2013. The operating lease includes three renewal options exercisable in 5 year increments through the year 2028.

  Rent expense for the period from June 21, 1997 (inception) through January 2, 1998 was $141,000.

10. INCOME TAXES

  Total deferred tax assets and liabilities as of January 2, 1998 were as follows (in thousands):

   Deferred tax assets................................................ $ 15,125
   Deferred tax liabilities...........................................  (73,830)
                                                                       --------
     Net deferred income tax liability................................ $(58,705)
                                                                       ========

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and liabilities as of January 2, 1998 was as follows (in thousands):

   Property and equipment............................................. $(68,687)
   Debt adjustment to fair value at acquisition.......................    7,591
   Other, net.........................................................    2,391
                                                                       --------
     Net deferred income tax liability................................ $(58,705)
                                                                       ========

  The provision for income taxes consists of the following for the period from June 21, 1997 (inception) through January 2, 1998 (in thousands):

   Current--Federal.....................................................  $ (25)
      --State...........................................................     (5)
                                                                          -----
                                                                            (30)
                                                                          -----
   Deferred--Federal....................................................    238
      --State...........................................................     41
                                                                          -----
                                                                            279
                                                                          -----
                                                                           $249
                                                                          =====

  A reconciliation of the statutory Federal tax rate to HMCSC's effective income tax rate for the period from June 21, 1997 (inception) through January 2, 1998 follows:

   Statutory federal tax rate............................................. 35.0%
   State income taxes, net of federal tax benefit.........................  6.0
                                                                           ----
                                                                           41.0%
                                                                           ====

  HMCSC is included in the consolidated federal income tax return of Host Marriott and its affiliates (the "Group") for the period from June 21, 1997 (inception) through January 2, 1998. Tax expense is allocated to HMCSC as a member of the Group based upon the relative contribution to the Group's consolidated taxable income/loss and changes in temporary differences. This allocation method results in federal and net state tax expense allocated for all periods presented that is substantially equal to the expense that would have been recognized if HMCSC had filed separate tax returns. HMCSC reimburses Host Marriott for the allocable share of current taxes payable relating to the period that HMCSC has been included in Host Marriott's consolidated federal income tax return.

11. COMMITMENTS AND CONTINGENCIES

  On June 15, 1995, The Russell F. Knapp Revocable Trust (the "Plaintiff") filed a complaint in the United States District Court for the Southern District of Indiana (the "Indiana Court") against the general partner of one of HMCSC's subsidiary partnerships, Forum Retirement Partners, L.P. alleging breach of the partnership agreement, breach of fiduciary duty, fraud, insider trading and civil conspiracy/aiding and abetting. On February 4, 1998, the Plaintiff, MSLS, the general partner, Forum Group and HMCSC entered into a Settlement and Release Agreement (the "Settlement Agreement"), pursuant to which Host Marriott agreed to purchase, at a price of $4.50 per unit, the partnership units of each limited partner electing to join in the Settlement Agreement.

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

HMCSC held 79% of the outstanding limited partner units in the partnership at that time. HMCSC also agreed to pay as much as an additional $1.25 per unit to the settling limited partners, under certain conditions, in the event that HMCSC within three years following the date of settlement initiates a tender offer for the purchase of units not presently held by HMCSC or the settling limited partners. On February 5, 1998, the Indiana Court entered an order approving the dismissal of the Plaintiff's case.

  In connection with the Settlement Agreement on March 25, 1998, HMCSC acquired 1,000,894 limited partner unit shares for approximately $4,504,000. The purchase price of the shares approximated fair value and accordingly, no portion of the purchase price has been expensed. As a result of this purchase, HMCSC's ownership interest in the partnership was increased to approximately 86%.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

  HMCSC believes the carrying amount of its financial instruments (excluding property indebtedness) approximates their fair value due to the relatively short maturity of these instruments. There is no quoted market value available for any of HMCSC's financial instruments.

  Valuations of debt are determined based on expected future payments discounted at risk-adjusted rates. The debt was adjusted to its fair value in conjunction with Host Marriott's acquisition of the Communities on June 21, 1997. As of January 2, 1998, the fair value of debt approximated its carrying value.

                         HMC SENIOR COMMUNITIES, INC.,
                WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                          OF HOST MARRIOTT CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 19, 1998
                  (UNAUDITED, IN THOUSANDS, EXCEPT SHARE DATA)

                                    ASSETS

Property and equipment, net......................................  $643,641
Amounts due from Marriott International, net.....................     9,006
Other assets.....................................................     3,523
Restricted cash..................................................    12,056
Cash and cash equivalents........................................    19,113
                                                                   --------
  Total assets...................................................  $687,339
                                                                   ========
                   LIABILITIES AND SHAREHOLDER'S EQUITY
Debt, including $107 million in notes due to Host Marriott Corpo-
 ration..........................................................  $321,752
Deferred income taxes............................................    61,715
Due to Host Marriott Corporation, net............................    10,580
Accounts payable and other accrued liabilities...................     9,122
Deferred revenue.................................................     1,532
                                                                   --------
  Total liabilities..............................................   404,701
                                                                   --------
Shareholder's equity:
Common stock, 100 shares authorized, issued and outstanding, no
 par value.......................................................       --
Additional paid-in capital.......................................   278,783
Retained earnings................................................     3,855
                                                                   --------
  Total shareholder's equity.....................................   282,638
                                                                   --------
  Total liabilities and shareholder's equity.....................  $687,339
                                                                   ========


           See Notes to Condensed Consolidated Financial Statements.

                         HMC SENIOR COMMUNITIES, INC.,
                WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                          OF HOST MARRIOTT CORPORATION

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE TWENTY-FOUR WEEKS ENDED JUNE 19, 1998
                           (UNAUDITED, IN THOUSANDS)

REVENUES............................................................... $39,252
                                                                        -------
OPERATING COSTS AND EXPENSES
Depreciation and amortization..........................................   9,686
Base management fees to Marriott International.........................   6,068
Property taxes and insurance...........................................   3,080
Other..................................................................     372
                                                                        -------
  Total operating costs and expenses...................................  19,206
                                                                        -------
OPERATING PROFIT BEFORE CORPORATE EXPENSES AND INTEREST................  20,046
Corporate expenses.....................................................  (1,616)
Interest expense....................................................... (13,185)
Interest income........................................................     681
                                                                        -------
INCOME BEFORE INCOME TAXES.............................................   5,926
Provision for income taxes.............................................  (2,429)
                                                                        -------
NET INCOME............................................................. $ 3,497
                                                                        =======


           See Notes to Condensed Consolidated Financial Statements.

                         HMC SENIOR COMMUNITIES, INC.,
                WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                          OF HOST MARRIOTT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE TWENTY-FOUR WEEKS ENDED JUNE 19, 1998
                           (UNAUDITED, IN THOUSANDS)

OPERATING ACTIVITIES
Net income...........................................................  $ 3,497
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization......................................    9,686
  Change in amounts due to Marriott International....................   (9,602)
  Change in amounts due to Host Marriott Corporation.................    8,986
  Equity in earnings of affiliate....................................      (26)
  Change in other operating accounts.................................   (5,603)
                                                                       -------
Cash provided by operating activities................................    6,938
                                                                       -------
INVESTING ACTIVITIES
  Capital expenditures...............................................   (2,515)
  Increase in capital improvement reserve............................   (1,082)
                                                                       -------
Cash used in investing activities....................................   (3,597)
                                                                       -------
FINANCING ACTIVITIES
  Repayments of debt.................................................   (1,779)
  Change in financing reserves.......................................      (93)
                                                                       -------
Cash used in financing activities....................................   (1,872)
                                                                       -------
Increase in cash and cash equivalents................................    1,469
Cash and cash equivalents, beginning of period.......................   17,644
                                                                       -------
Cash and cash equivalents, end of period.............................  $19,113
                                                                       =======
SUPPLEMENTAL INFORMATION--NON-CASH ACTIVITY:
  Contributions from Host Marriott Corporation:
    Property and equipment...........................................  $16,972
    Other............................................................    8,701
    Mortgage debt paid by Host Marriott..............................   26,403


           See Notes to Condensed Consolidated Financial Statements.

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  1. On June 21, 1997, Host Marriott Corporation ("Host Marriott") acquired all of the outstanding stock of Forum Group Inc. ("Forum Group"), from Marriott Senior Living Services, Inc. ("MSLS"), a subsidiary of Marriott International, Inc. ("Marriott International") and concurrently contributed all of the assets and liabilities of Forum Group, Inc. to HMC Senior Communities, Inc. ("HMCSC"). In connection with the acquisition, Forum Group assigned to Marriott International its interest as manager under long-term operating agreements.

  On April 16, 1998, the Board of Directors of Host Marriott approved a plan to reorganize Host Marriott's current business operations by spinning-off Host Marriott's senior living business ("Senior Living") into a separate corporation, the Senior Living Communities Company and contributing Host Marriott's hotels and certain other assets and liabilities to a newly formed Delaware limited partnership, Host Marriott, L.P., whose sole general partner would be Host Marriott Trust, a newly formed Maryland real estate investment trust ("REIT"), collectively the "REIT Conversion." Host Marriott subsequently determined that Host Marriott would merge into HMC Merger Corporation, a Maryland corporation (to be renamed "Host Marriott Corporation"), which would qualify as a REIT and be the general partner of the Operating Partnership. After the proposed REIT Conversion, HMCSC will lease hotels from Host Marriott, L.P. and Marriott International will continue to manage the hotels under long term management agreements.

  Consummation of the REIT Conversion is subject to significant contingencies, including final Board approval, consent of shareholders, partners, bondholders, lenders and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT Conversion will be completed.

  The accompanying consolidated financial statements include the historical accounts of HMCSC, representing 31 senior living communities (the
"Communities") located in 13 states, expected to be spun-off as part of the REIT Conversion described above.

  The accompanying condensed consolidated financial statements have been prepared by HMCSC without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. HMCSC believes the disclosures made are adequate to make the information presented not misleading. However, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's audited financial statements for the period from June 21, 1997 (inception) through January 2, 1998.

  In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements reflect all adjustments necessary to present fairly the financial position of the Company as of June 19, 1998 and the results of operations and cash flows for the twelve weeks ended June 19, 1998. Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations.

  2. Revenues represent house profit from the Communities. House profit reflects the net revenues flowing to HMCSC as property owner and represents gross community operating sales less property-level expenses excluding depreciation and amortization, real and personal property taxes, insurance, management fees and certain other costs which are classified as operating costs and expenses.

  Resident fees and health care service revenues are generated primarily from monthly charges for independent living units and daily charges for assisted living suites and nursing beds, and are recognized monthly based on the terms of the residents' agreements. Advance payments received for services are deferred until the services are provided. Included in resident fees revenue is ancillary revenue, which is generated on a "fee for service" basis for supplemental items requested by residents and is recognized as the services are provided.

  A portion of revenues from health care services were attributable to patients whose bills are paid by Medicare or Medicaid under contractual arrangements. Reimbursements under these contractual arrangements

                         HMC SENIOR COMMUNITIES, INC.,
               WHICH IS THE SENIOR LIVING COMMUNITIES' BUSINESS
                         OF HOST MARRIOTT CORPORATION
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

are subject to retroactive adjustments based on agency reviews. Revenues and receivables from health care services are recorded net of estimated contractual allowances in the accompanying consolidated financial statements. Management believes that reserves recorded are adequate to cover any adjustments arising from retroactive adjustments.

  House profit generated by the Communities consist of the following for the twenty-four weeks ended June 19, 1998 (in thousands):

Community Sales
  Routine............................................................... $99,240
  Ancillary.............................................................  10,937
                                                                         -------
    Total Community Sales............................................... 110,177
                                                                         -------
Department Costs
  Routine...............................................................  61,984
  Ancillary.............................................................   8,941
                                                                         -------
    Total Department Costs..............................................  70,925
                                                                         -------
Department Profit
  Routine...............................................................  37,256
  Ancillary.............................................................   1,996
                                                                         -------
    Revenues............................................................ $39,252
                                                                         =======

  HMCSC has considered the impact of EITF 97-2 on its financial statements and has determined that it requires HMCSC to include property-level revenues and operating expenses of its senior living communities in its statements of operations. HMCSC will adopt EITF 97-2 in the fourth quarter of 1998 with retroactive effect in prior periods to conform to the new presentation. The effect of this change will be to increase revenues and operating costs and expenses for the twenty-four weeks ended June 19, 1998 by approximately $71 million and will have no impact on operating profit or net income.

  3. In the first quarter of 1998, HMCSC also acquired the Gables of Winchester in suburban Boston, a 124-unit upscale senior living community, for $21 million and entered into conditional purchase agreements for two Marriott Brighton Gardens assisted living communities from the Summit Companies of Denver, Colorado. After the anticipated completion of construction in the first quarter of 1999, HMCSC may acquire these two 160-unit properties located in Denver and Colorado Springs, Colorado, for approximately $35 million, if they achieve certain operating performance criteria. All three of these communities will be operated by Marriott International under long-term operating agreements.

  4. During the first quarter of 1998, Host Marriott prepaid $26.4 million in mortgage debt. Host Marriott's prepayment of debt was recorded as a capital contribution to HMCSC. In the second quarter of 1998, Host Marriott prepaid $92 million of 9% unsecured debt provided by Marriott International related to the Communities. Host Marriott now holds a $92 million, 9% note, which is included as debt in the accompanying condensed consolidated balance sheet. Combined with the 1997 $14.8 million, 6.375% notes which mature in December 2027, Host Marriott holds a total of approximately $107 million in notes due from the Senior Living Communities Business.

  5. During the first quarter of 1998, Host Marriott prepaid $26.4 million in mortgage debt. Host Marriott's prepayment of debt was recorded as a capital contribution to HMCSC.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of Host Marriott L.P.

  We have audited the accompanying balance sheet of Host Marriott, L.P. (the "Partnership"), a Delaware limited partnership as of June 19, 1998. This balance sheet is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Partnership as of June 19, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
August 5, 1998

                              HOST MARRIOTT, L.P.

                                 BALANCE SHEET
                                 JUNE 19, 1998

                                     ASSETS

Cash..................................................................... $ --
                                                                          =====

                               PARTNERS' CAPITAL

General partner.......................................................... $   1
Limited partner..........................................................    99
                                                                          -----
                                                                            100
Less: subscription receivable............................................  (100)
                                                                          -----
                                                                          $ --
                                                                          =====


       The accompanying notes are an integral part of this balance sheet.

                              HOST MARRIOTT, L.P.

                            NOTES TO BALANCE SHEET
                                 JUNE 19, 1998

NOTE 1. ORGANIZATION

  On April 16, 1998, the Board of Directors of Host Marriott Corporation ("Host Marriott") approved a plan to reorganize Host Marriott's current business operations through the spin-off of Host Marriott's senior living business ("SLC") and the contribution of Host Marriott's hotels and certain other assets and liabilities to a newly formed Delaware limited partnership, Host Marriott, L.P. (the "Operating Partnership") whose sole general partner will be Host Marriott Trust, a newly formed Maryland real estate investment trust ("REIT") that will merge with Host Marriott Corporation, a Delaware corporation. Host Marriott subsequently determined that Host Marriott would merge into HMC Merger Corporation, a Maryland corporation (to be renamed "Host Marriott Corporation"), which would qualify as a REIT and be the general partner of the Operating Partnership. Host Marriott's contribution of its hotels and certain assets and liabilities to the Operating Partnership (the "Contribution") in exchange for units of limited partnership interests in the Operating Partnership will be accounted for at Host Marriott's historical basis.

  The accompanying balance sheet of the Operating Partnership includes its accounts as of June 19, 1998. The assets and liabilities of the Host Marriott Hotels will be included in the Contribution by Host Marriott to the Operating Partnership in connection with its planned conversion to a REIT (the "REIT Conversion"), anticipated to become effective January 1, 1999.

  In June 1998, as part of the REIT Conversion, the Operating Partnership filed a preliminary Prospectus/Consent Solicitation with the Securities and Exchange Commission. This Prospectus/Consent Solicitation Statement describes a proposal whereby the Operating Partnership will acquire by merger (the "Mergers") eight public limited partnerships (the "Partnerships") that own or control 24 full-service hotels in which Host Marriott or its subsidiaries are general partners. As more fully described in the Prospectus/Consent Solicitation Statement, limited partners of those Partnerships that participate in the Mergers will receive OP Units, and may at their election, exchange such OP Units for unsecured notes due December 15, 2005 issued by the Operating Partnership ("Notes") or common shares of the REIT.

  However, the consummation of the REIT Conversion is subject to significant contingencies that are outside the control of Host Marriott, including final Board of Directors approval, consents of shareholders, partners, bondholders, lenders and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT Conversion or the Contribution will be completed.

  On April 20, 1998, Host Marriott and certain of its subsidiaries filed a shelf registration on Form S-3 (the "Shelf Registration") with the Securities and Exchange Commission for $2.5 billion in securities, which may include debt, equity or a combination thereof. Host Marriott anticipates that any net proceeds from the sale of offered securities will be used for refinancing of Host Marriott's indebtedness, potential future acquisitions and general corporate purposes.

  On August 5, 1998, HMH Properties, Inc. ("HMH Properties"), an indirect wholly-owned subsidiary of Host Marriott, which owns 61 of Host Marriott's hotels, purchased substantially all of its (i) $600 million in 9 1/2% senior notes due 2005, (ii) $350 million in 9% senior notes due 2007 and (iii) $600 million in 8 7/8% senior notes due 2007 (collectively, the "Old Senior Notes"). Concurrently with each offer to purchase, HMH Properties solicited consents (the "1998 Consent Solicitations") from registered holders of the Old Senior Notes to certain amendments to eliminate or modify substantially all of the restrictive covenants and certain other provisions contained in the indentures pursuant to which the Old Senior Notes were issued. HMH Properties simultaneously utilized the Shelf Registration to issue an aggregate of $1.7 billion in senior notes (the "New Senior Notes"). The New Senior Notes were issued in two series, $500 million of 7 7/8 Series A notes due in 2005 and $1.2 billion of 7 7/8 Series B notes due in 2008. The 1998 Consent Solicitations facilitated the merger of HMC Capital Resources Holdings Corporation ("Capital Resources"), a wholly-owned subsidiary of the Company, with and into HMH Properties. Capital Resources, the owner of eight of Host Marriott's hotel properties, was the obligor under the $500 million credit facility (the "Old Credit Facility").

  In conjunction with the issuance of the New Senior Notes, HMH Properties entered into a $1.25 billion credit facility (the "New Credit Facility") with a group of commercial banks. The New Credit Facility will initially have a three year term with two one year extension options. Borrowings under the New Credit Facility generally bear interest at the Eurodollar rate plus 1.75%. The interest rate and commitment fee (currently 0.35% on the unused portion of the New Credit Facility) fluctuate based on certain financial ratios.

  The New Credit Facility and the indenture under which the New Senior Notes were issued contain covenants restricting the ability of HMH Properties and certain of its subsidiaries to incur indebtedness, grant liens on their assets, acquire or sell assets or make investments in other entities, and make distributions to equityholders of HMH Properties, Host Marriott, and (following the REIT Conversion) the Operating Partnership and Host REIT.

  Following the REIT Conversion, the New Credit Facility permits the Operating Partnership to make distributions to holders of OP Units, including Host REIT, in an aggregate amount for every four fiscal quarters equal to the greater of
(i) 85% of adjusted funds from operations plus the net proceeds of equity offerings and (ii) the minimum amount necessary to permit Host REIT to maintain its status as a REIT and to satisfy certain other requirements, provided that no specified default or event of default has occurred under the New Credit Facility and is continuing. The New Credit Facility also permits the Operating Partnership to make distributions to Host REIT sufficient to enable Host REIT to make the E&P Distribution.

  Following the REIT Conversion, the indenture permits the Operating Partnership to make distributions to holders of OP Units, including Host REIT, in amounts equal to the greater of (i) 95% of FFO plus net proceeds of equity offerings (provided that no event of default under the indenture has occurred and is continuing and the Operating Partnership is able to incur debt under the applicable indenture covenants) or (ii) an amount sufficient to permit Host REIT to maintain its status as a REIT and satisfy certain other requirements (provided that no event of default under the indenture has occurred and is continuing and the Operating Partnership has a consolidated debt to adjusted total assets ratio that is less than a specified level). The indenture also permits the Operating Partnership to make distributions to Host REIT sufficient to enable Host REIT to make the E&P Distribution.

  The New Credit Facility and the New Senior Notes also contain certain financial covenants relating to, among other things, maintaining certain levels of tangible net worth and certain ratios of EBITDA to interest and fixed charges, total debt to EBITDA, unencumbered assets to unsecured debt, and secured debt to total debt.

  The New Credit Facility replaces the Company's Old Credit Facility. The net proceeds from the offering and borrowings under the New Credit Facility were used by Host Marriott to purchase substantially all of the Old Senior Notes to repay amounts outstanding under the Old Credit Facility and to make bond premium and consent payments totaling approximately $178 million. These costs, along with the write-off of deferred financing fees of approximately $55 million related to the Old Senior Notes and the Old Credit Facility, will be recorded as a pre-tax extraordinary loss on the extinguishment of debt in the third quarter of 1998. The New Senior Notes and the New Credit Facility are guaranteed by Host Marriott and its wholly owned subsidiary, Host Marriott Hospitality, Inc. and certain subsidiaries of HMH Properties and are secured by pledges of equity interests in certain subsidiaries of HMH Properties.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Host Marriott Corporation

  We have audited the accompanying balance sheet of HMC Merger Corporation (the "Company"), a Maryland corporation, as of September 28, 1998. This balance sheet is the responsibility of the Company's officers. Our responsibility is to express an opinion on the balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of September 28, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
September 29, 1998

                             HMC MERGER CORPORATION

                                 BALANCE SHEET
                            AS OF SEPTEMBER 28, 1998

                                     ASSETS

Cash................................................................... $ --
                                                                        =====

                                     EQUITY

Common shares, no par value, 100 shares authorized, issued and
 outstanding...........................................................   --
Additional paid-in capital.............................................   100
Less: subscription receivable..........................................  (100)
                                                                        -----
                                                                        $ --
                                                                        =====


       The accompanying notes are an integral part of this balance sheet.

                            HMC MERGER CORPORATION

                            NOTES TO BALANCE SHEET
                              SEPTEMBER 28, 1998

NOTE 1. ORGANIZATION

  On April 16, 1998, the Board of Directors of Host Marriott Corporation ("Host Marriott") approved a plan to reorganize Host Marriott's current business operations through the spin-off of Host Marriott's senior living business ("Crestline") and the contribution of Host Marriott's hotels and certain other assets and liabilities to a newly formed Delaware limited partnership, Host Marriott, L.P. (the "Operating Partnership") whose sole general partner will be HMC Merger Corporation (the "Company"), a newly formed Maryland corporation that will merge with Host Marriott Corporation, a Delaware corporation subsequent to the Contribution. Host Marriott's contribution of its hotels and certain assets and liabilities to the Operating Partnership (the "Contribution") in exchange for units of limited partnership interests in the Operating Partnership will be accounted for at Host Marriott's historical basis. The accompanying balance sheet of the Company includes its accounts as of September 28, 1998, its formation date. Subsequent to the REIT Conversion, it is expected that the sole asset of the Company will be its 76% ownership of the Operating Partnership.

  In June 1998, as part of the REIT Conversion, the Operating Partnership filed a preliminary Prospectus/Consent Solicitation with the Securities and Exchange Commission. This Prospectus/Consent Solicitation Statement describes a proposal whereby the Operating Partnership will acquire by merger (the "Mergers") eight public limited partnerships (the "Partnerships") that own or control 24 full-service hotels in which Host Marriott or its subsidiaries are general partners. As more fully described in the Prospectus/Consent Solicitation Statement, limited partners of those Partnerships that participate in the Mergers will receive OP Units and may, at their election, exchange such OP Units received for unsecured notes due December 15, 2005 issued by the Operating Partnership ("Notes") or common shares of the Company.

  The consummation of the REIT Conversion is subject to significant contingencies that are outside the control of Host Marriott, including final Board of Directors approval, consents of shareholders, partners, bondholders, lenders and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT Conversion or the Contribution will be completed.

                PRO FORMA FINANCIAL INFORMATION OF THE COMPANY

  Given the structure of Host Marriott's Consent Solicitation, the Mergers and the REIT Conversion may take a variety of different forms. The variations are dependent in part on the number and identity of the Partnerships that elect to merge and whether limited partners elect to tender their Partnership Interests for OP Units or Notes in connection with the REIT Conversion.

  In light of the number of possible variations, the General Partners are not able to describe all possible combinations of Hotel Partnerships that could compose the Company. However, to assist Limited Partners in analyzing the Mergers and the REIT Conversion, the General Partners have prepared four separate sets of unaudited pro forma financial statements to show the impact of the Mergers and the REIT Conversion assuming the following four scenarios:

  .  All Partnerships participate and no Notes are issued ("100%
     Participation with No Notes Issued")

  . All Partnerships participate with Notes issued with respect to 100% of the OP Units allocable to each Partnership ("100% Participation with Notes Issued")

  . A single Partnership participates and no Notes are issued ("Single
    Partnership Participation with No Notes Issued")

  . A single Partnership participates with Notes issued with respect to 100% of the OP Units allocable to the Partnership ("Single Partnership Participation with Notes Issued")

  There is no minimum condition to participation in the Mergers and the Company does not believe that the presentation of additional scenarios is relevant to investors or required. The Single Partnership scenario represents the Merger of Chicago Suites as this partnership had the least amount of cash from operations for fiscal year 1997, the last audited period. These presentations do not purport to represent what combination will result from the Mergers and the REIT Conversion, but instead are designed to illustrate what the composition would have been under the above scenarios. Furthermore, the unaudited pro forma financial statements do not purport to represent what the results of operations or cash flows would actually have been if the Mergers and the REIT Conversion had in fact occurred on such date or at the beginning of such period or to project the results of operations or cash flows for any future date or period.

  Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which could cause the Blackstone Acquisition not to be consummated. Accordingly, a separate column (the "REIT 2000 Pro Forma") has been included for each presentation that assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become a REIT until January 1, 2000.

  The unaudited pro forma financial statements are based upon available information and upon certain assumptions, as set forth in the notes to the unaudited pro forma financial statements, that the Company believes are reasonable under the circumstances. Rental revenue is recognized only for Leases to be entered at or prior to completion of the REIT Conversion.

  The unaudited pro forma statements of operations of the Company reflect the following transactions for the First Two Quarters 1998 and the fiscal year ended January 2, 1998 as if such transactions had been completed at the beginning of the fiscal year:

 Acquisitions, Dispositions and Other Activities

  .  Blackstone Acquisition

  .  1998 Bond Refinancing

  . 1998 acquisition of, or purchase of controlling interests in, eleven full-service properties

  .  1998 purchase of minority interests in two full-service hotels

  .  1998 disposition of two full-service properties

  . 1997 acquisition of, or purchase of controlling interests in, 18 full-service properties

  . 1997 refinancing or repayment of mortgage debt for three full-service properties

 REIT Conversion Activities

  . 1998 deconsolidation of the assets and liabilities contributed to the Non-Controlled Subsidiary, including the sale of certain furniture and equipment to the Non-Controlled Subsidiary

  .  1998 Mergers

  . 1998 acquisition of minority interests in four private Partnerships in exchange for OP Units

  . 1998 lease of certain hotel properties to Crestline and conversion of revenues and certain operating expenses to rental income

  . 1998 adjustment to remove deferred taxes resulting from the change in tax status related to the REIT Conversion

  .  1998 earnings and profits cash distribution

  . 1998 contribution of notes receivable to Crestline

  The unaudited pro forma balance sheet as of June 19, 1998 reflects all of the above 1998 transactions except for the acquisition of, or purchase of controlling interests in, eight full-service properties and the disposition of two full-service properties which occurred prior to June 19, 1998, and were already reflected in the historical balance sheet.

  Limited partners should bear in mind that the assumptions regarding the number and identity of participating Partnerships, the number of OP Units to be issued and price per OP Unit are outside the control of Host Marriott and have been made for illustrative purposes only. The unaudited pro forma financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein.

  The Emerging Issues Task Force (EITF) reached a concensus in May 1998 on Issue 98-9, "Accounting for Contingent Rents in Interim Financial Periods" ("EITF 98-9"). EITF 98-9 requires a lessor to defer recognition of contingent rental income in interim periods until the specified target that triggers the contingent rental income is achieved. The accompanying pro forma financial statements reflect the application of EITF 98-9 to the interim periods. EITF 98-9 will have no impact on the full-year rental income recorded by the Company.

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 JUNE 19, 1998
                    100% PARTICIPATION WITH NO NOTES ISSUED
                    (IN MILLIONS, EXCEPT OP UNITS AMOUNTS)

                                                               ACQUISITIONS
                                                        ---------------------------
                                                          DISPOSITIONS AND OTHER
                                                                ACTIVITIES
                                                        ---------------------------
                                        A                 B        C         D
                            HOST     DISTRI-    HOST    BLACK-             DEBT
                          MARRIOTT   BUTION   MARRIOTT  STONE            REPAYMENT
                         CORPORATION ADJUST-   HOTELS   ACQUI-  ACQUIS-      &
                         HISTORICAL   MENTS  HISTORICAL SITION  ITIONS  REFINANCING
                         ----------- ------- ---------- ------  ------- -----------
ASSETS
Property and equipment,
 net....................   $5,698     $(644)   $5,054   $1,450   $ 243    $   --
Notes and other
 receivables, net.......       33       104       137       63     --         --
Due from managers.......      104       (10)       94        5     --         --
Investments in
 affiliates.............        5       --          5      --      --         --
Other assets............      364        (2)      362      --      --          47
                                                                              (55)
                                                                               82
Receivable from Lessee
 for working capital....      --        --        --       --      --         --
Cash, cash equivalents
 and short-term
 marketable
 securities.............      561       (19)      542     (262)   (250)       267
                           ------     -----    ------   ------   -----    -------
                           $6,765     $(571)   $6,194   $1,256   $  (7)   $   341
                           ======     =====    ======   ======   =====    =======
LIABILITIES AND EQUITY
Debt(K).................   $3,784     $(214)   $3,570   $  600   $ --     $(1,550)
                                                                            1,692
                                                                              350
Convertible debt
 obligation to Host
 Marriott Corporation...      --        567       567      --      --         --
Accounts payable and
 accrued expenses.......       79        (2)       77      --      --         --
Deferred income taxes...      526       (62)      464      --      --         --
Other liabilities.......      528       (11)      517      --       (7)       --
                           ------     -----    ------   ------   -----    -------
Total liabilities.......    4,917       278     5,195      600      (7)       492
Convertible Preferred
 Securities.............      550      (550)      --       --      --         --
Limited Partner
 interests of third
 parties at redemption
 value (on a pro forma
 basis 70.3 million OP
 Units
 outstanding)(L)........      --        --        --       656     --         --
Equity
 General Partner (on a
  pro forma basis .2
  million OP Units
  outstanding)(L)
 Limited Partner
  interests of Host REIT
  (on a pro forma basis
  204.0 million OP Units
  outstanding)(L)........   1,298      (299)      999      --      --        (151)
                           ------     -----    ------   ------   -----    -------
                           $6,765     $(571)   $6,194   $1,256   $  (7)   $   341
                           ======     =====    ======   ======   =====    =======
Book value per OP Unit

                                       MERGERS AND REIT CONVERSION ACTIVITIES
                         ------------------------------------------------------------------
                              E          F       G         H         M        I       J              N
                                                       EARNINGS                    DEFERRED         REIT
                             NON-             PRIVATE  & PROFITS  CONTRI-   LEASE    TAX            2000
                          CONTROLLED          PARTNER- DISTRIBU- BUTION TO CONVER- ADJUST-   PRO    PRO
                         SUBSIDIARIES MERGERS  SHIPS    TION(1)  CRESTLINE  SION     MENT   FORMA  FORMA
                         ------------ ------- -------- --------- --------- ------- -------- ------ ------
ASSETS
Property and equipment,
 net....................    $(342)     $560     $ 61     $ --      $ --     $ --    $ --    $7,026 $5,576
Notes and other
 receivables, net.......      196        (3)     --        --        (92)     --      --       301    238
Due from managers.......       (2)       14      --        --        --      (100)    --        11      6
Investments in
 affiliates.............       67       --       --        --        --       --      --        72     72
Other assets............        4        32      (11)      --        --       --      --       461    461
Receivable from Lessee
 for working capital....      --        --       --        --        --       100     --       100    100
Cash, cash equivalents
 and short-term
 marketable
 securities.............      (13)        3      (11)     (150)      (15)     --      --       111    373
                         ------------ ------- -------- --------- --------- ------- -------- ------ ------
                            $ (90)     $606     $ 39     $(150)    $(107)   $ --    $ --    $8,082 $6,826
                         ============ ======= ======== ========= ========= ======= ======== ====== ======
LIABILITIES AND EQUITY
Debt(K).................    $ (39)     $327     $--      $  75     $ --     $  --   $ --    $5,025 $4,425
Convertible debt
 obligation to Host
 Marriott Corporation...      --        --       --        --        --       --      --       567    567
Accounts payable and
 accrued expenses.......       (5)       12      --        --        --       --      --        84     84
Deferred income taxes...       (8)      --       --        --        --       --     (181)     275    275
Other liabilities.......      (38)      (21)      (6)      --          7      261     --       713    682
                         ------------ ------- -------- --------- --------- ------- -------- ------ ------
Total liabilities.......      (90)      318       (6)       75         7      261    (181)   6,664  6,033
Convertible Preferred
 Securities.............      --        --       --        --        --       --      --
Limited Partner
 interests of third
 parties at redemption
 value (on a pro forma
 basis 70.3 million OP
 Units
 outstanding)(L)........      --        288       45       --        --       --      --       989    333
Equity
 General Partner (on a
  pro forma basis .2
  million OP Units
  outstanding)(L)
 Limited Partner
  interests of Host REIT
  (on a pro forma basis
  204.0 million OP Units
  outstanding)(L)........     --        --       --       (225)     (114)    (261)    181      429    460
                         ------------ ------- -------- --------- --------- ------- -------- ------ ------
                            $ (90)     $606     $ 39     $(150)    $(107)   $ --    $ --    $8,082 $6,826
                         ============ ======= ======== ========= ========= ======= ======== ====== ======
Book value per OP Unit                                                                      $ 5.17 $ 3.44
                                                                                            ====== ======

              See Notes to the Unaudited Pro Forma Balance Sheet.

                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                    100% PARTICIPATION WITH NO NOTES ISSUED

  A. Represents the adjustment to record the spin-off of Crestline and:

  .  Reduce property and equipment by $644 million
  . Record receivables of $104 million related to certain Crestline debt held by the Company
  .  Reduce due from managers by $10 million
  .  Reduce other assets by $2 million
  . Reduce cash, cash equivalents and short-term marketable securities by $19 million
  .  Reduce debt by $214 million
  .  Reduce accounts payable and accrued expenses by $2 million
  .  Reduce deferred income taxes by $62 million
  .  Reduce other liabilities by $11 million
  .  Reduce equity by $299 million
  . Eliminate the $550 million Convertible Preferred Securities of Host Marriott which remain an obligation of Host REIT
  . Record the $567 million of Convertible Debt Obligation to Host Marriott which is eliminated in consolidation on the historical financial statements of Host Marriott Corporation

  B. Represents the adjustment to record the Blackstone Acquisition of 12 full-service properties (5,520 rooms) and a mortgage note secured by a thirteenth full-service property including the issuance of 43.7 million OP Units as determined through negotiations between the Company and Blackstone:

  .  Record property and equipment of $1,450 million
  .  Record mortgage note receivable of $63 million
  .  Record increase in due from managers of $5 million
  .  Record the use of cash of $262 million
  .  Record the assumption of mortgage debt of $600 million
  . Record the issuance of 43.7 million OP Units with an estimated fair value of $656 million using an assumed Host Marriott stock price of $15.00 (which includes the value of Crestline since Blackstone will receive shares of Crestline in addition to OP Units)

  The purchase price of the Blackstone properties and mortgage note was determined based on the estimated fair value of the 43.7 million OP Units to be issued. The number of units to be issued will not increase or decrease depending on the stock price of Host Marriott at the time of closing of the acquisition.

  C. Represents the adjustment to record the 1998 purchase of the remaining minority interests in the Norfolk Waterside Marriott and the Calgary Marriott, and the acquisition of The Ritz-Carlton, Dearborn, The Ritz-Carlton, San Francisco and the Memphis Crowne Plaza:

  .  Record property and equipment of $243 million
  .  Record the use of cash of $250 million
  . Record a decrease in other liabilities of $7 million related to the purchase of minority interests

  D. Represents the adjustment to record the Bond Refinancing:

  .  Record the repayment of the $1,550 million in Old Senior Notes
  . Record the issuance of $1,700 million in New Senior Notes, net of the discount of $8 million
  . Record the write-off of $55 million in deferred financing fees related to the Old Senior Notes and the Old Credit Facility
  . Record the deferred financing fees of $47 million related to the New Senior Notes and the New Credit Facility
  .  Record a draw of $350 million on the New Credit Facility

  .  Record the net cash activity of the above items as follows:

      Repayment of the Old Senior Notes..............................  $(1,550)
      Issuance of the New Senior Notes, net of the discount of $8
       million.......................................................    1,692
      Net draw on the New Credit Facility............................      350
      Deferred financing fees related to the New Senior Notes and New
       Credit Facility...............................................      (47)
      Bond tender and consent fees and other expenses................     (178)
                                                                       -------
        Net cash adjustment..........................................  $   267
                                                                       =======

  . Record the federal and state tax benefit of $82 million related to the above activity
  . Record the estimated extraordinary loss of $151 million, net of taxes, related to the Bond Refinancing

  E. Represents the adjustment to record the investment in the Non-Controlled Subsidiaries and to reflect the sale of certain hotel furniture and equipment to the Non-Controlled Subsidiary:

  . Record decrease in property and equipment of $342 million, including $200 million of hotel furniture and equipment sold to the Non-Controlled Subsidiaries
  . Record receivable from Non-Controlled Subsidiaries for the furniture and equipment loan of $200 million, and transfer of other notes totaling $4 million
  .  Record decrease in due from managers of $2 million
  .  Record investment in the Non-Controlled Subsidiaries of $67 million
  .  Record increase in other assets of $4 million
  .  Record decrease in cash of $13 million
  . Record decrease in debt of $39 million of debt transferred to the Non-Controlled Subsidiaries.
  .  Record decrease in accounts payable and accrued expenses of $5 million
  .  Record decrease in deferred taxes of $8 million
  .  Record decrease in other liabilities of $38 million

  F. Represents the adjustment to record the Mergers:

  .  Record property and equipment of $560 million
  .  Record decrease in notes receivable of $3 million
  .  Record increase in due from managers of $14 million
  .  Record other assets of $32 million
  .  Record cash of $3 million
  .  Record debt of $327 million
  .  Record accounts payable and accrued expenses of $12 million
  .  Record decrease in other liabilities of $21 million
  . Record the issuance of 23.0 million OP Units totaling approximately $288 million

  The purchase price and number of OP Units expected to be issued to the limited partners of each Partnership is (in millions, except OP Units in thousands):

                                                                    INCREASE TO
                                                PURCHASE NUMBER OF   PROPERTY
                                                 PRICE   OP UNITS  AND EQUIPMENT
                                                -------- --------- -------------
Atlanta Marquis................................   $ 24     1,921       $ 24
Desert Springs.................................     37     2,943         36
Hanover........................................      5       434          5
MHP............................................     73     5,832         54
MHP II.........................................     84     6,684         78
Chicago Suites.................................     11       888         38
MDAH...........................................     45     3,595        162
PHLP...........................................      9       725        163
                                                  ----    ------       ----
                                                  $288    23,022       $560
                                                  ====    ======       ====

  The number of OP Units was determined based on the purchase price and an estimated price of an OP Unit of $12.50 which is based upon the recent trading range of Host Marriott Corporation's stock as adjusted for the proposed dividend of Crestline to its shareholders. The purchase price was determined based on the fair market value of the net assets to be acquired.

  The purchase price for minority interests (Atlanta Marquis, Desert Springs, Hanover, MHP and MHP2) was allocated to property to the extent that the purchase price exceeded the minority interest liability recorded. The purchase price for the other three partnerships that are presently not consolidated was allocated in accordance with APB Opinion No. 16 with the debt of each partnership recorded at estimated fair value, all assets and liabilities, except for property being recorded at historical carrying values of each partnership with the residual allocated to property. The amounts allocated to property are in all cases less than estimated current replacement cost.

  G. Represents the adjustment to record the purchase of the remaining minority interests in four Private Partnerships:

  .  Record property and equipment of $61 million
  .  Record decrease in other assets of $11 million
  .  Record use of cash of $11 million
  .  Record decrease in minority interest liabilities of $6 million
  . Record the issuance of 3.6 million OP Units totaling approximately $45 million

  H. Represents the estimated $225 million cash payment of the earnings and profits distribution to shareholders of Host Marriott including a draw on the New Credit Facility of $75 million./(1)/

  I. Represents the adjustment to record the transfer of working capital to Crestline related to the leasing of the Operating Partnership's hotels by decreasing working capital and recording a receivable from the lessee of $100 million and the adjustment to record deferred revenue of $261 million in connection with the application of EITF 98-9 to the Company's rental income.

  J. Represents the adjustment to record the effect on deferred taxes for the change in tax status resulting from the REIT Conversion by decreasing deferred taxes and increasing equity by $181 million.

  K. The Company's pro forma aggregate debt maturities at June 19, 1998, excluding $8 million of capital lease obligations and the $8 million debt discount recorded in conjunction with the Bond Refinancing, are (in millions):

   1998.................................................................. $  476
   1999..................................................................    134
   2000..................................................................    139
   2001..................................................................  1,104
   2002..................................................................    155
   Thereafter............................................................  3,584
                                                                          ------
                                                                          $5,592
                                                                          ======

  L. The number of OP Units includes the following (in millions):

   Limited Partner interests of Host REIT................................. 204.0
   General Partner interests of Host REIT.................................   0.2
   Limited Partner interests of each Partnership..........................  23.0
   Limited Partner interests of Private Partnerships......................   3.6
   Limited Partner interests of Blackstone Group..........................  43.7
                                                                           -----
     Total OP Units....................................................... 274.5
                                                                           =====

  M. Represents the adjustment to record the contribution of the $92 million note receivable and $15 million in cash to Crestline as a reduction in equity and to record the contribution of an investment of $7 million in a joint venture which holds a mortgage note from a consolidated subsidiary of Host.

  N. The "REIT 2000 Pro Forma" assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become a REIT until January 1, 2000. The amounts reflect the "Pro Forma" column less the amounts in column B--"Blackstone Acquisition" and the reduction in other liabilities and increase in equity for the deferred revenue of $31 million related to the application of EITF 98-9 to the Blackstone properties.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
     REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                            FIRST TWO QUARTERS 1998
                    100% PARTICIPATION WITH NO NOTES ISSUED
             (IN MILLIONS, EXCEPT PER OP UNIT AMOUNTS AND RATIOS)

                                                       ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                      ------------------------------------------------------------
                                   A                       B              C                E               G
                     HOST                     HOST
                   MARRIOTT                 MARRIOTT                    1998
                  CORPORATION DISTRIBUTION   HOTELS    BLACKSTONE     ACQUISI-                            BOND
                  HISTORICAL   ADJUSTMENT  HISTORICAL ACQUISITION       TIONS        DISPOSITIONS     REFINANCING
                  ----------- ------------ ---------- ------------    -----------    -------------    ------------
REVENUE
Rental reve-
 nues...........     $--          $--        $ --        $       --    $       --       $       --       $       --
Hotel revenues..      652          --          652                80            36               (6)             --
Equity in earn-
 ings (losses)
 of affiliates..       (1)         --           (1)              --            --               --               --
Other revenues..       96          (39)         57               --            --               (50)             --
                     ----         ----       -----       -----------   -----------      -----------      -----------
Total revenues..      747          (39)        708                80            36              (56)             --
                     ----         ----       -----       -----------   -----------      -----------      -----------
OPERATING COSTS
 AND EXPENSES
Hotels..........      343          --          343                48            19               (3)             --
Other...........       30          (20)         10               --            --               --               --
                     ----         ----       -----       -----------   -----------      -----------      -----------
Total operating
 costs and
 expenses.......      373          (20)        353                48            19               (3)             --
                     ----         ----       -----       -----------   -----------      -----------      -----------
OPERATING PROF-
 IT.............      374          (19)        355                32            17              (53)             --
Minority inter-
 est............      (30)         --          (30)              --             (1)               1              --
Corporate ex-
 penses.........      (21)           1         (20)              --            --               --               --
REIT Conversion
 expenses.......       (6)         --           (6)              --            --               --               --
Interest ex-
 pense..........     (162)          (6)       (168)              (24)           (1)               1               (8)
Dividends on
 Convertible
 Preferred Secu-
 rities.........      (17)          17         --                --            --               --               --
Interest in-
 come...........       25            1          26                (4)          (12)              (1)             --
                     ----         ----       -----       -----------   -----------      -----------      -----------
Income (loss)
 before income
 taxes..........      163           (6)        157                 4             3              (52)              (8)
Benefit
 (provision) for
 income taxes...      (67)           3         (64)               (2)           (1)              21                3
                     ----         ----       -----       -----------   -----------      -----------      -----------
Income (loss)
 before
 extraordinary
 items..........     $ 96         $ (3)      $  93       $         2   $         2      $       (31)     $        (5)
                     ====         ====       =====       ===========   ===========      ===========      ===========
Basic loss per
 OP Unit........
Ratio of
 earnings to
 fixed charges..      2.0x                     2.0x
                     ====                    =====
Deficiency of
earnings to
fixed charges
                                     MERGERS AND REIT CONVERSION ACTIVITIES
                  -----------------------------------------------------------------------------
                      H         J         K              L           P/N       I/M       O                Q
                                                                                                        REIT
                     NON-                            EARNINGS       OTHER     LEASE    INCOME           2000
                  CONTROLLED           PRIVATE       & PROFITS       REIT    CONVER-    TAX      PRO     PRO
                  SUBSIDIARY MERGERS PARTNERSHIPS DISTRIBUTION(1) ACTIVITIES  SION   ADJUSTMENT FORMA   FORMA
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------- ------
REVENUE
Rental reve-
 nues...........    $ --      $ --      $ --           $ --         $ --      $ 342    $ --     $  342  $ 303
Hotel revenues..      (12)       42       --             --           --       (792)     --        --     --
Equity in earn-
 ings (losses)
 of affiliates..        1       --        --             --           --        --       --        --     --
Other revenues..       (4)      --        --             --           --        --       --          3      3
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------- ------
Total revenues..      (15)       42       --             --           --       (450)     --        345    306
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------- ------
OPERATING COSTS
 AND EXPENSES
Hotels..........       (6)       25         1            --           --       (162)     --        265    224
Other...........       (5)      --        --             --           --        --       --          5      5
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------- ------
Total operating
 costs and
 expenses.......      (11)       25         1            --           --       (162)     --        270    229
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------- ------
OPERATING PROF-
 IT.............       (4)       17        (1)           --           --       (288)     --         75     77
Minority inter-
 est............        2        17       --             --           --        --       --        (11)   (11)
Corporate ex-
 penses.........      --        --        --             --           --        --       --        (20)   (20)
REIT Conversion
 expenses.......      --        --        --             --             6       --       --        --     --
Interest ex-
 pense..........        2       (15)      --              (3)         --        --       --       (216)  (192)
Dividends on
 Convertible
 Preferred Secu-
 rities.........      --        --        --             --           --        --       --        --
Interest in-
 come...........       (1)        1       --              (4)          (1)        9      --         13     17
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------- ------
Income (loss)
 before income
 taxes..........       (1)       20        (1)            (7)           5      (279)     --       (159)  (129)
Benefit
 (provision) for
 income taxes...        1        (8)      --               3           (2)      112      (55)        8      6
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------- ------
Income (loss)
 before
 extraordinary
 items..........    $ --      $  12     $  (1)         $  (4)       $   3     $(167)   $ (55)   $ (151) $(123)
                  ========== ======= ============ =============== ========== ======= ========== ======= ======
Basic loss per
 OP Unit........                                                                                $ (.55) $(.53)
                                                                                                ======= ======
Ratio of
 earnings to
 fixed charges..                                                                                   N/A    N/A
                                                                                                ======= ======
Deficiency of
earnings to
fixed charges                                                                                   $(144)  $(116)
                                                                                                ======= ======

        See Notes to the Unaudited Pro Forma Statements of Operations.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                               FISCAL YEAR 1997
                    100% PARTICIPATION WITH NO NOTES ISSUED
             (IN MILLIONS, EXCEPT PER OP UNIT AMOUNTS AND RATIOS)

                                                                  ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                                 --------------------------------------------------
                                              A                       B           C            D            E
                                HOST                     HOST
                              MARRIOTT   DISTRIBUTION  MARRIOTT
                             CORPORATION   ADJUST-      HOTELS   BLACKSTONE      1998         1997
                             HISTORICAL      MENT     HISTORICAL ACQUISITION ACQUISITIONS ACQUISITIONS DISPOSITIONS
                             ----------- ------------ ---------- ----------- ------------ ------------ ------------
REVENUE
Rental
 revenues.......               $  --        $ --        $  --       $ --        $ --         $ --         $ --
Hotel revenues..                1,093         --         1,093        148         112           89          (23)
Equity in
 earnings of
 affiliates.....                    5         --             5        --          --           --           --
Other revenues..                   49         (37)          12        --          --                        --
                               ------       -----       ------      -----       -----        -----        -----
Total revenues..                1,147         (37)       1,110        148         112           89          (23)
                               ------       -----       ------      -----       -----        -----        -----
OPERATING COSTS AND
 EXPENSES
Hotels..........                  649         --           649        101          62           42          (10)
Other...........                   49         (20)          29        --          --           --           --
                               ------       -----       ------      -----       -----        -----        -----
Total operating
 costs and
 expenses.......                  698         (20)         678        101          62           42          (10)
                               ------       -----       ------      -----       -----        -----        -----
OPERATING PROFIT..                449         (17)         432         47          50           47          (13)
Minority
 interest.......                  (32)        --           (32)       --           (4)           5           (1)
Corporate
 expenses.......                  (47)          2          (45)       --          --           --           --
Interest
 expense........                 (302)        (23)        (325)       (48)        (12)         (12)           3
Dividends on Convertible
 Preferred
 Securities.....                  (37)         37          --         --          --           --           --
Interest
 income.........                   52         --            52         (7)        (14)         (14)         --
                               ------       -----       ------      -----       -----        -----        -----
Income (loss) before income
 taxes..........                   83          (1)          82         (8)         20           26          (11)
Benefit
 (provision) for
 income taxes...                  (36)          1          (35)         3          (8)         (10)           4
                               ------       -----       ------      -----       -----        -----        -----
Income (loss)
 before
 extraordinary items ..        $   47       $ --        $   47      $  (5)      $  12        $  16        $  (7)
                               ======       =====       ======      =====       =====        =====        =====
Basic earnings
per OP Unit.....
Ratio of
earnings to
fixed charges...                  1.3x                     1.3x
                               ======                   ======
                                                  MERGERS AND REIT CONVERSION ACTIVITIES
                             ----------------------------------------------------------------------------------
                                  F/G          H         J       K         L                  I/M        O                Q
                                                                       EARNINGS                                         REIT
                                 DEBT         NON-            PRIVATE  & PROFITS             LEASE     INCOME           2000
                               REPAYMENT   CONTROLLED         PARTNER-  DISTRI-  OTHER REIT CONVER-     TAX      PRO     PRO
                             & REFINANCING SUBSIDIARY MERGERS  SHIPS   BUTION(1) ACTIVITIES  SION    ADJUSTMENT FORMA   FORMA
                             ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------- ------
REVENUE
Rental
 revenues.......                 $ --        $ --      $ --    $ --      $ --      $ --     $ 1,119    $ --     $1,119  $ 997
Hotel revenues..                   --          (23)       74     --        --        --      (1,470)     --        --     --
Equity in
 earnings of
 affiliates.....                   --           (7)      --      --        --        --         --       --         (2)    (2)
Other revenues..                   --           (9)      --      --        --        --         --       --          3      3
                             ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------- ------
Total revenues..                   --          (39)       74     --        --        --        (351)     --      1,120    998
                             ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------- ------
OPERATING COSTS AND
 EXPENSES
Hotels..........                   --          (12)       51       2       --        --        (296)     --        589    502
Other...........                   --          (18)      --      --        --        --         --       --         11     11
                             ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------- ------
Total operating
 costs and
 expenses.......                   --          (30)       51       2       --        --        (296)     --        600    513
                             ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------- ------
OPERATING PROFIT..                 --           (9)       23      (2)      --        --         (55)     --        520    485
Minority
 interest.......                   --            4        17       1       --        --         --       --        (10)   (10)
Corporate
 expenses.......                   --            1       --      --        --        --         --       --        (44)   (44)
Interest
 expense........                   (48)          5       (25)    --         (6)      --         --       --       (468)  (420)
Dividends on Convertible
 Preferred
 Securities.....                   --          --        --      --        --        --         --       --        --     --
Interest
 income.........                    (3)        --          1     --         (8)      --          20      --         27     34
                             ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------- ------
Income (loss) before income
 taxes..........                   (51)          1        16      (1)      (14)      --         (35)     --         25     45
Benefit
 (provision) for
 income taxes...                    20          (1)       (6)    --          6       --          14       12        (1)    (2)
                             ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------- ------
Income (loss)
 before
 extraordinary items ..          $ (31)      $ --      $  10    $ (1)     $ (8)     $--     $   (21)   $  12    $   24  $  43
                             ============= ========== ======= ======== ========= ========== ======== ========== ======= ======
Basic earnings
per OP Unit.....                                                                                                $  .09  $ .19
                                                                                                                ======= ======
Ratio of
earnings to
fixed charges...                                                                                                   1.1x   1.1x
                                                                                                                ======= ======

        See Notes to the Unaudited Pro Forma Statements of Operations.

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
               ASSUMING 100% PARTICIPATION WITH NO NOTES ISSUED

  A. Represents the adjustment to reduce revenues, operating expenses, corporate expenses, interest expense, interest income and income taxes for the spin-off of Crestline.

  B. Represents the adjustment to record the historical revenues, operating expenses, interest expense, income taxes and to reduce interest income associated with the acquisition of the equity and debt interests for the Blackstone Acquisition.

  C. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income associated with the 1998 acquisition of, or purchase of controlling interests in 11 full-service properties.

  D. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income associated with the 1997 acquisition of, or purchase of controlling interests in, 18 full-service properties.

  E. Represents the adjustment to record historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income for the 1998 sale of the New York Marriott East Side and the Napa Valley Marriott, including the elimination of the non-recurring gains on the sales totalling $50 million and related taxes of $20 million in 1998.

  F. Represents the adjustment to reduce the interest expense, interest income and to record income taxes associated with the refinancing or payoff of mortgage debt for three full-service properties (Marriott's Orlando World Center, the Philadelphia Marriott and the San Francisco Marriott).

  G. Represents the adjustment to record interest expense and related amortization of deferred financing fees, reduce interest income, and to record income taxes as a result of the Bond Refinancing. The adjustment excludes the estimated extraordinary loss of $151 million, net of taxes, related to the Bond Refinancing resulting from the write-off of deferred financing fees and the payment of bond tender and consent fees.

  H. Represents the adjustment for revenues, operating expenses, minority interest, interest expense, corporate expenses, income taxes and to reduce interest income to deconsolidate the Non-Controlled Subsidiary and reflect the Company's share of income as equity in earnings of affiliate.

  I. Represents the adjustment to reduce depreciation expense of $13 million and $29 million for First Two Quarters 1998 and fiscal year 1997 related to certain furniture and equipment sold to the Non-Controlled Subsidiary, record interest income of $6 million and $14 million for First Two Quarters 1998 and fiscal year 1997 earned on the 7%, $200 million in notes from the Non-Controlled Subsidiaries and reduce the lease payment to the Company from the Lessee.

  J. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, interest income and income taxes associated with the Mergers, including three partnerships not previously consolidated by the Company.

  K. Represents the adjustment to record additional depreciation expense and the decrease in minority interest expense related to the purchase of the remaining minority interests in the Private Partnerships.

  L. Represents the adjustment to reduce interest income, record interest expense and income taxes for the estimated $225 million cash payment of the earnings and profits distribution to shareholders of Host Marriott including a draw on the New Credit Facility of $75 million.(1)

  M. Represents the adjustment to remove hotel revenues, management fees and other expenses of $148 million and $267 million, respectively, for First Two Quarters 1998 and fiscal year 1997, and to record rental revenues associated with the leasing of certain hotel properties to Crestline and other lessees and interest income of $3 million and $6 million for First Two Quarters 1998 and fiscal year 1997 earned on the 6%, $100 million in notes from Crestline. First Two Quarters 1998 included a $261 million reduction to rental income to record deferred revenue for percentage rents in accordance with EITF 98-9. Management believes the change to the lease structure described above will not impact hotel operating results because the hotel manager and asset management function will remain unchanged. Rental revenues under the Leases are based on the greater of Percentage Rent or Minimum Rent. Total rent in the pro forma statement of operations is calculated based on the historical gross sales of the property and the negotiated rental rates and thresholds by property as if the leases were entered into on the first day of fiscal year 1997. There are generally three sales categories utilized in the rent calculation: rooms, food and beverage and other. For rooms and food and beverage, there are three tiers of rent with two thresholds, while the other category generally has two tiers of rent and one threshold. The percentage rent thresholds are increased annually on the first day of each year after the initial lease year based on a blended increase of the Consumer Price Index ("CPI") and a wage and benefit index. For purposes of the pro formas, 1997 is the assumed initial lease year and the blended increase applied to the thresholds at January 3, 1998 is assumed to be 3%. Minimum rent is expressed as a fixed dollar amount that increases annually on the first day of each year after the initial lease year as 50% of the CPI increase. Accordingly, the 1998 rent thresholds and minimum rent included in the pro formas were adjusted as of January 3, 1998 for the 1997 increases in the indices. Rental revenues is recognized only for leases to be executed with Crestline at or prior to completion of the REIT Conversion. The execution of the leases is dependent upon the successful consummation of the REIT Conversion which is subject to contingencies that are outside the control of the Company, including consent of shareholders, lenders, debt holders, partners and ground lessors of Host. The Company believes that negotiations with third parties to complete the REIT Conversion will not result in any material change to the leases. The table below details gross sales, minimum rent and total rent for all full-service properties to be leased and summarized amounts for the limited-service properties to be subleased:

                                                            FIRST TWO QUARTERS
                                         FISCAL YEAR 1997          1998
                                        ------------------- -------------------
                                        GROSS MINIMUM TOTAL GROSS MINIMUM TOTAL
PROPERTY                                SALES  RENT   RENT  SALES  RENT   RENT
--------                                ----- ------- ----- ----- ------- -----
                                                     (IN MILLIONS)
Grand Hotel Resort and Golf Club....... $23.4  $4.0   $4.3  $11.8  $1.9   $2.5
Scottsdale Suites......................  11.9   3.1    5.0    6.6   1.5    2.9
The Ritz-Carlton, Phoenix..............  23.3   4.8    7.1   12.5   2.2    4.0
Coronado Island Resort.................  22.0   4.2    6.6   10.9   2.0    4.0
Costa Mesa Suites......................   9.7   2.1    3.3    4.6   1.0    1.7
Desert Springs Resort and Spa.......... 103.3  21.0   27.9   65.1   9.8   18.7
Manhattan Beach........................  16.3   3.4    4.9    7.0   1.6    2.5
Marina Beach ..........................  21.1   4.6    7.1   11.5   2.2    4.1
Newport Beach..........................  33.5   5.6    8.7   16.0   2.6    4.6
Newport Beach Suites...................  11.0   2.6    4.0    5.1   1.2    2.0
Ontario Airport........................  12.1   2.1    3.2    5.5   1.0    1.6
San Diego Marriott Hotel and Marina.... 103.3  37.3   39.8   55.0  17.5   22.3
San Diego Mission Valley...............  16.7   2.9    4.8    7.7   1.4    2.4
San Francisco Airport..................  43.8   8.7   12.8   21.3   4.1    6.6
San Francisco Fisherman's Wharf........  17.8   4.4    6.6    6.8   2.1    2.7
San Francisco Moscone Center........... 120.2  20.3   38.6   61.8   9.5   20.7
San Ramon..............................  19.7   3.0    5.0    9.7   1.4    2.8
Santa Clara............................  47.3   7.9   16.3   25.3   3.7    9.4
The Ritz-Carlton, Marina del Rey.......  32.4   5.5   10.7   15.0   2.6    5.2
The Ritz-Carlton, San Francisco........  50.1   7.9   15.1   20.8   3.7    6.7
Torrance...............................  20.5   4.0    6.2   10.0   1.8    3.2
Denver Southeast.......................  21.5   3.7    6.0    9.6   1.7    2.8
Denver Tech Center.....................  26.8   5.3    8.4   13.2   2.5    4.4
Denver West............................  13.7   2.1    4.2    6.2   1.0    2.0
Marriott's Mountain Resort at Vail.....  17.6   3.0    5.1    9.9   1.4    3.0
Hartford/Farmington....................  18.4   3.5    4.6    9.0   1.6    2.5
Hartford/Rocky Hill....................  11.6   1.6    2.6    5.7   0.8    1.4
Fort Lauderdale Marina.................  28.5   4.2    7.9   16.0   2.0    4.7
Harbor Beach Resort....................  58.1  16.1   19.5   32.8   7.6   11.3
Jacksonville...........................  11.8   1.9    3.8    5.2   0.9    1.7
Miami Airport..........................  29.7   3.9    8.6   15.7   1.8    4.7
Orlando World Center................... 128.2  23.4   37.9   69.9  11.0   21.8
Palm Beach Gardens.....................  11.8   2.0    3.7    6.2   0.9    2.0
Singer Island (Holiday Inn)............   6.6   1.4    2.5    3.8   0.6    1.4
Tampa Airport..........................  17.1   1.6    3.9    9.6   0.7    2.3
Tampa Westshore........................  15.0   1.9    4.1    7.9   0.9    2.3

                                                           FIRST TWO QUARTERS
                                      FISCAL YEAR 1997            1998
                                    --------------------- ---------------------
                                    GROSS  MINIMUM TOTAL  GROSS  MINIMUM TOTAL
PROPERTY                            SALES   RENT    RENT  SALES   RENT    RENT
--------                            ------ ------- ------ ------ ------- ------
                                                   (IN MILLIONS)
The Ritz-Carlton, Naples..........  $ 66.4 $ 14.9  $ 23.5 $ 38.3  $ 7.0  $ 14.1
Atlanta Marriott Marquis..........    85.4   21.3    33.3   42.0   10.0    17.1
Atlanta Midtown Suites............    10.5    1.7     3.3    5.3    0.8     1.8
Atlanta Norcross..................     7.6    0.9     1.6    3.8    0.4     0.9
Atlanta Northwest.................    14.9    2.5     4.3    7.8    1.2     2.3
Atlanta Perimeter.................    16.6    2.4     4.7    8.6    1.1     2.5
JW Marriott Hotel at Lenox........    24.8    3.7     6.9   12.7    1.7     3.7
The Ritz-Carlton, Atlanta.........    30.2    5.8     8.8   13.9    2.7     4.5
The Ritz-Carlton, Buckhead........    49.3   10.3    16.9   22.5    4.8     7.9
Chicago/Deerfield Suites..........    10.2    1.8     3.2    4.7    0.9     1.6
Chicago/Downers Grove Suites......     9.0    1.8     2.8    4.4    0.9     1.5
Chicago/Downtown Courtyard........    16.3    3.0     4.9    8.1    1.4     2.6
Chicago O'Hare....................    40.0    9.4    11.4   18.9    4.4     5.9
South Bend........................     9.9    1.1     2.1    4.4    0.5     1.0
New Orleans ......................    66.4   14.4    23.0   33.8    6.7    12.3
Bethesda..........................    23.2    3.1     5.9   12.2    1.5     3.2
Gaithersburg/Washingtonian
 Center...........................    13.2    2.4     3.7    6.7    1.1     2.0
Boston/Newton.....................    27.4    4.8     7.7   12.5    2.3     3.8
Detroit Romulus...................     8.8    1.1     1.8    4.4    0.5     1.0
The Ritz-Carlton, Dearborn........    25.7    4.9     7.8   10.7    1.9     3.5
Minneapolis/Bloomington...........    20.2    3.7     6.5    8.8    1.7     3.0
Minneapolis City Center...........    27.5    3.4     6.4   13.6    1.6     3.5
Minneapolis Southwest.............    14.9    2.9     4.4    6.0    1.3     2.0
Kansas City Airport...............    14.3    1.8     3.9    6.4    0.9     1.8
St. Louis Pavilion................    27.5    6.0     6.7   11.9    2.8     3.2
Nashua............................     7.5    0.8     1.3    3.3    0.4     0.6
Hanover...........................    22.4    4.6     6.5    9.9    2.2     3.1
Newark Airport....................    39.4    8.0    11.7   19.7    3.7     6.1
Park Ridge........................    16.0    2.2     3.8    7.8    1.0     2.1
Saddle Brook......................    10.7    1.4     2.3    5.2    0.7     1.2
Albany............................    18.5    3.6     6.0    7.5    1.7     2.6
New York Marriott Financial
 Center...........................    39.6    7.5    13.4   19.9    3.5     7.4
New York Marriott Marquis.........   210.3   42.2    60.5  103.6   19.8    31.8
Marriott World Trade Center.......    65.4   10.4    19.3   33.5    4.9    10.8
Charlotte Executive Park..........    14.0    2.2     3.7    6.0    1.0     1.6
Raleigh Crabtree Valley...........    14.9    2.4     3.9    7.4    1.1     2.0
Oklahoma City.....................    15.6    2.2     3.3    7.3    1.0     1.7
Oklahoma City Waterford...........     9.1    1.8     2.7    3.7    0.9     1.2
Portland..........................    26.4    4.7     7.7   10.9    2.2     3.3
Philadelphia (Convention Center)..    80.7   15.3    25.6   40.2    7.1    13.1
Philadelphia Airport..............    25.0    5.1     7.9   12.9    2.4     4.3
Pittsburgh City Center............    16.4    1.7     2.9    6.5    0.8     1.2
Memphis...........................    10.6    1.5     3.2    3.8    0.7     1.2
Dallas/Fort Worth.................    28.9    5.8     9.3   15.2    2.7     5.1
Dallas Quorum.....................    25.7    4.4     8.2   12.7    2.0     4.3
El Paso...........................    11.6    1.4     2.4    5.6    0.7     1.2
Houston Airport ..................    21.6    4.2     6.4   11.8    2.0     3.7
JW Marriott Houston...............    27.2    4.9     7.9   15.1    2.3     4.8
Plaza San Antonio.................    13.8    2.9     4.6    6.2    1.3     2.2
San Antonio Rivercenter...........    68.9   14.4    25.5   36.1    6.7    14.0
San Antonio Riverwalk.............    29.3    6.0    10.2   15.4    2.8     5.6
Salt Lake City....................    28.5    6.0     9.6   14.9    2.8     5.4
Dulles Airport....................    14.6    2.6     4.1    7.4    1.2     2.1
Key Bridge........................    29.4    5.7    10.0   14.7    2.7     5.3
Norfolk Waterside.................    18.1    3.3     5.0    8.0    1.5     2.4
Pentagon City Residence Inn.......    11.7    3.5     5.5    5.7    1.7     2.8
The Ritz-Carlton, Tysons Corner...    34.4    5.7    10.4   14.9    2.7     4.8
Washington Dulles Suites..........    10.3    2.6     3.9    5.1    1.2     2.1

                              FISCAL YEAR 1997        FIRST TWO QUARTERS 1998
                          --------------------------  ------------------------
                           GROSS   MINIMUM   TOTAL     GROSS   MINIMUM  TOTAL
PROPERTY                   SALES    RENT      RENT     SALES    RENT     RENT
--------                  -------- -------  --------  -------- -------  ------
                                            (IN MILLIONS)
Westfields..............  $   28.1 $  4.8        7.4      13.7    2.3      3.8
Williamsburg............      12.6    1.8        2.8       5.8    0.9      1.4
Washington Metro
 Center.................      25.2    4.5        7.6      13.4    2.1      4.2
Calgary.................      13.4    2.1        2.1       6.3    1.0      1.6
Toronto Eaton Centre....      21.1    5.1        7.0      10.4    2.4      3.6
Toronto Delta
 Meadowvale.............      16.1    2.6        4.0       6.5    1.2      1.9
Fairview Park...........      22.5    5.5        7.4      11.4    2.6      4.3
Dayton..................      18.2    3.7        5.6       9.0    1.7      3.0
Research Triangle Park..       9.1    1.8        2.7       4.6    0.8      1.5
Detroit Marriott
 Southfield.............       8.8    1.4        2.2       4.5    0.7      1.2
Detroit Marriott
 Livonia................      10.0    1.7        2.6       5.0    0.8      1.4
Fullerton...............       6.8    0.9        1.9       3.6    0.4      1.0
Marriott O'Hare Suites..      14.4    2.7        4.9       7.1    1.3      2.7
Albuquerque.............      16.4    1.9        3.5       7.4    0.9      1.7
Greensboro-High Point...      13.6    1.9        3.4       7.0    0.9      1.8
Houston Medical Center..      16.5    2.0        3.9       8.6    1.0      2.2
Miami Biscayne Bay......      26.8    3.3        6.6      15.3    1.5      4.0
Marriott Mountain
 Shadows Resort.........      24.1    2.6        4.4      14.0    1.2      2.7
Seattle SeaTac Airport..      23.1    4.0        6.4      11.4    1.9      3.4
Four Seasons, Atlanta...      15.6    3.9        4.7      10.2    1.8      3.3
Four Seasons,
 Philadelphia...........      41.1    7.9       12.4      20.9    3.7      6.7
Grand Hyatt, Atlanta....      25.3    5.9        7.7      15.4    2.7      5.0
Hyatt Regency,
 Burlingame.............      47.9   10.0       14.5      26.3    4.7      8.5
Hyatt Regency,
 Cambridge..............      32.4    6.3        9.8      16.4    2.9      5.3
Hyatt Regency, Reston...      30.5    6.1        9.2      16.0    2.9      5.2
Swissotel, Atlanta......      22.2    4.5        6.7      11.9    2.1      3.8
Swissotel, Boston.......      26.8    4.8        8.1      12.6    2.3      4.1
Swissotel, Chicago......      38.1    6.8       11.5      17.8    3.2      5.7
The Drake (Swissotel),
 New York...............      38.8    8.8       11.7      23.2    4.1      7.5
The Ritz-Carlton, Amelia
 Island.................      45.7    9.5       13.8      24.9    4.5      8.0
The Ritz-Carlton,
 Boston.................      40.1    7.7       12.1      20.1    3.6      6.5
Non-Controlled
 Subsidiary Rent........       --   (27.0)     (44.0)      --   (13.0)   (20.0)
                          -------- ------   --------  -------- ------   ------
Total Full-service
 Properties.............   3,583.8  663.6    1,039.6   1,811.7  310.8    563.7
Total Courtyard
 Properties.............     212.0   50.6       59.2     105.7   23.3     29.4
Total Residence Inns....      69.9   17.2       20.3      33.8    8.0      9.6
                          -------- ------   --------  -------- ------   ------
  Total.................  $3,865.7 $731.4   $1,119.1  $1,951.2 $342.1   $602.7
                          ======== ======   ========  ======== ======   ======

  N. Represents the adjustment to eliminate interest income recorded for the $92 million note receivable contributed to Crestline for the First Two Quarters 1998.

  O. Represents the adjustment to the income tax provision to reflect the REIT Conversion.

  P. Represents the adjustment to eliminate non-recurring expenses incurred in connection with the REIT Conversion. Management expects that the total estimated non-recurring expenses to be incurred will be approximately $50 million.

  Q. The "REIT 2000 Pro Forma" reflects the adjustment to eliminate the revenues, operating expenses, interest expense and interest income which assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become REIT until January 1, 2000.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                 UNAUDITED PRO FORMA STATEMENTS OF CASH FLOWS

                            FIRST TWO QUARTERS 1998
                    100% PARTICIPATION WITH NO NOTES ISSUED
                                 (IN MILLIONS)

                                                        ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                       -------------------------------------------------
                                    A                       B           C            E            G
                      HOST                     HOST
                    MARRIOTT   DISTRIBUTION  MARRIOTT
                   CORPORATION   ADJUST-      HOTELS   BLACKSTONE      1998                     BOND
                   HISTORICAL      MENT     HISTORICAL ACQUISITION ACQUISITIONS DISPOSITIONS REFINANCING
                   ----------- ------------ ---------- ----------- ------------ ------------ -----------
OPERATING ACTIVI-
 TIES
Income before
extraordinary
items ...........     $  96        $ (3)      $  93       $  2         $  2        $ (31)      $    (5)
Adjustments to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       125         (11)        114         28            9          --            --
 Income taxes....        45         --           45        --           --           --            --
 Gains on sales
 of hotel
 properties......       (51)        --          (51)       --           --            50           --
 Equity
 (earnings)
 losses of
 affiliates......         1         --            1        --           --           --            --
Changes in
operating
accounts.........       (33)         10         (23)       --           --           --            --
Other assets.....        23           4          27        --           --           --            --
                      -----        ----       -----       ----         ----        -----       -------
 Cash provided by
 (used in)
 operations......       206         --          206         30           11           19            (5)
                      -----        ----       -----       ----         ----        -----       -------
INVESTING
ACTIVITIES
Acquisitions.....      (387)         29        (358)       --           358          --            --
Cash received
from sale of
assets...........       209         --          209        --           --          (209)          --
Capital
expenditures.....      (111)          2        (109)       (11)          (4)           2           --
Purchases of
short-term
marketable
securities.......       (97)        --          (97)       --           --           --            --
Sales of short-
term marketable
securities.......       405         --          405        --           --           --            --
Other............        (8)        (91)        (99)       --           --            21           --
                      -----        ----       -----       ----         ----        -----       -------
 Cash provided by
 (used in)
 investing
 activities......        11         (60)        (49)       (11)         354         (186)          --
                      -----        ----       -----       ----         ----        -----       -------
FINANCING
ACTIVITIES
Issuances of
debt.............         5         --            5        --           --           --          2,042
Scheduled
principal
repayments.......       (19)          1         (18)       --           --           --            --
Debt
prepayments......      (168)        119         (49)       --           --            35        (1,550)
Transfers to Host
Marriott.........       --          (62)        (62)       --           --           --            --
Other............       (31)        --          (31)       --           --           --            --
                      -----        ----       -----       ----         ----        -----       -------
 Cash provided by
 (used in)
 financing
 activities......      (213)         58        (155)       --           --            35           492
                      -----        ----       -----       ----         ----        -----       -------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS......     $   4        $ (2)      $   2       $ 19         $365        $(132)      $   487
                      =====        ====       =====       ====         ====        =====       =======
                                   MERGERS AND REIT CONVERSION ACTIVITIES
                   -----------------------------------------------------------------------
                       H         I         J           K       L/M      O/P         N
                                                   EARNINGS
                      NON-                         & PROFITS  LEASE
                   CONTROLLED           PRIVATE     DISTRI-  CONVER- OTHER REIT    TAX       PRO
                   SUBSIDIARY MERGERS PARTNERSHIPS BUTION(1)  SION   ACTIVITIES ADJUSTMENT  FORMA
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
OPERATING ACTIVI-
 TIES
Income before
extraordinary
items ...........     $--      $ 12       $ (1)      $ (4)    $(167)    $ 3        $(55)   $  (151)
Adjustments to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       (4)      11          1        --        (13)    --          --         146
 Income taxes....      --       --         --         --       (112)    --          --         (67)
 Gains on sales
 of hotel
 properties......      --       --         --         --        --      --          --          (1)
 Equity
 (earnings)
 losses of
 affiliates......      --       --         --         --        --      --          --           1
Changes in
operating
accounts.........      --       --         --         --        261     --          --         238
Other assets.....      --       --         --         --        --      --          --          27
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
 Cash provided by
 (used in)
 operations......       (4)      23        --          (4)      (31)      3         (55)       193
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
INVESTING
ACTIVITIES
Acquisitions.....      --       --         --         --        --      --          --         --
Cash received
from sale of
assets...........      --       --         --         --        --      --          --         --
Capital
expenditures.....        1       (6)       --         --        --      --          --        (127)
Purchases of
short-term
marketable
securities.......      --       --         --         --        --      --          --         (97)
Sales of short-
term marketable
securities.......      --       --         --         --        --      --          --         405
Other............      --       --         --         --        --      --          --         (78)
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
 Cash provided by
 (used in)
 investing
 activities......        1       (6)       --         --        --      --          --         103
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
FINANCING
ACTIVITIES
Issuances of
debt.............      --       --         --          75       --      --          --       2,122
Scheduled
principal
repayments.......       (2)     --         --         --        (15)    --          --         (35)
Debt
prepayments......      --       --         --         --        --      --          --      (1,564)
Transfers to Host
Marriott.........      --       --         --         --        --      --          --         (62)
Other............      --       --         --         --        --      --          --         (31)
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
 Cash provided by
 (used in)
 financing
 activities......       (2)     --         --          75       (15)    --          --         430
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS......     $ (5)    $ 17       $--        $ 71     $ (46)    $ 3        $(55)   $   726
                   ========== ======= ============ ========= ======= ========== ========== ========

        See Notes to the Unaudited Pro Forma Statements of Cash Flows.

                  UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS
                               FISCAL YEAR 1997
                    100% PARTICIPATION WITH NO NOTES ISSUED
                                 (IN MILLIONS)

                                                              ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                      ---------------------------------------------------------------
                                   A                       B            D            C            E           F/G
                     HOST                     HOST
                   MARRIOTT                 MARRIOTT                                                         DEBT
                  CORPORATION DISTRIBUTION   HOTELS    BLACKSTONE      1997         1998                  REPAYMENT &
                  HISTORICAL   ADJUSTMENT  HISTORICAL  ACQUISITION ACQUISITIONS ACQUISITIONS DISPOSITIONS REFINANCING
                  ----------- ------------ ---------- ------------ ------------ ------------ ------------ -----------
OPERATING
ACTIVITIES
Income before
extraordinary...    $    47      $ --        $  47        $ (5)        $ 16         $ 12         $ (7)      $   (31)
Adjustments to
reconcile to
cash provided by
operations:
Depreciation and
amortization....        240         (9)        231          61           17           31           (3)          --
Income taxes....        (20)       --          (20)        --           --           --           --            --
Other...........         70         3           73         --           --           --            (2)          --
Changes in
operating
accounts........        127        (26)        101         --           --           --           --            --
                    -------      -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
operations......        464        (32)        432          56           33           43          (12)          (31)
                    -------      -----       -----        ----         ----         ----         ----       -------
INVESTING
ACTIVITIES
Acquisitions....       (596)       237        (359)        --           359          --           --            --
Cash received
from sale of
assets..........         51        --           51         --           --           --           --            --
Purchase of
short-term
marketable
securities......       (354)       --         (354)        --           --           --           --            --
Capital
expenditures....       (160)         2        (158)        (20)         (13)         (13)           4           --
Other...........         13        --           13         --           --           --             1           --
                    -------      -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
investing
activities......     (1,046)       239        (807)        (20)         346          (13)           5           --
                    -------      -----       -----        ----         ----         ----         ----       -------
FINANCING
ACTIVITIES
Issuances of
debt............        857        --          857         --           --           --           --          1,188
Scheduled
principal
payments........        (93)         3         (90)        --           --           --           --            --
Debt
prepayments.....       (403)       --         (403)        --           --           --           --         (1,147)
Transfers to
Host Marriott...        --        (226)       (226)        --           --           --           --            --
Other...........         28         (1)         27         --           --           --           --            --
                    -------      -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
financing
activities......        389       (224)        165         --           --           --           --             41
                    -------      -----       -----        ----         ----         ----         ----       -------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS.....    $  (193)     $ (17)      $(210)       $ 36         $379         $ 30         $ (7)      $    10
                    =======      =====       =====        ====         ====         ====         ====       =======
                                MERGERS AND REIT CONVERSION ACTIVITIES
                  -------------------------------------------------------------------
                      H         I       J         K                  L/M       N
                                              EARNINGS
                     NON-            PRIVATE  & PROFITS             LEASE
                  CONTROLLED         PARTNER-  DISTRI-  OTHER REIT CONVER-    TAX       PRO
                  SUBSIDIARY MERGERS  SHIPS   BUTION(1) ACTIVITIES  SION   ADJUSTMENT  FORMA
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
OPERATING
ACTIVITIES
Income before
extraordinary...     $--       $10     $(1)      $(8)      $--      $(21)     $12     $    24
Adjustments to
reconcile to
cash provided by
operations:
Depreciation and
amortization....       (8)      26       2       --         --       (29)     --          328
Income taxes....      --       --      --        --         --       --       --          (20)
Other...........      --       --      --        --         --       --       --           71
Changes in
operating
accounts........      --       --      --        --         --       --       --          101
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
Cash provided by
(used in)
operations......       (8)      36       1        (8)       --       (50)      12         504
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
INVESTING
ACTIVITIES
Acquisitions....      --       --      --        --         --       --       --          --
Cash received
from sale of
assets..........      (35)     --      --        --         --       --       --           16
Purchase of
short-term
marketable
securities......      --       --      --        --         --       --       --         (354)
Capital
expenditures....        2      (11)    --        --         --       --       --         (209)
Other...........       33      --      --        --         --       --       --           47
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
Cash provided by
(used in)
investing
activities......      --       (11)    --        --         --       --       --         (500)
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
FINANCING
ACTIVITIES
Issuances of
debt............       (3)     --      --         75        --       --       --        2,117
Scheduled
principal
payments........       (6)      (7)    --        --         --       (30)     --         (133)
Debt
prepayments.....      --       --      --        --         --       --       --       (1,550)
Transfers to
Host Marriott...      --       --      --        --         --       --       --         (226)
Other...........      --       --      --        --         --       --       --           27
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
Cash provided by
(used in)
financing
activities......       (9)      (7)    --         75        --       (30)     --          235
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS.....     $(17)     $18     $ 1       $67       $--      $(80)     $12     $   239
                  ========== ======= ======== ========= ========== ======= ========== ========

        See Notes to the Unaudited Pro Forma Statements of Cash Flows.

                  NOTES TO PRO FORMA STATEMENTS OF CASH FLOWS
                    100% PARTICIPATION WITH NO NOTES ISSUED

  A) Represents the adjustment for cash flow amounts related to Crestline.

  B) Represents the adjustment to record depreciation expense and estimated capital expenditures for the Blackstone Acquisition.

  C) Represents the adjustment to record depreciation expense and estimated capital expenditures for the 1998 acquisition of, or purchase of controlling interests in, 11 full-service properties.

  D) Represents the adjustment to record depreciation expense and capital expenditures for the 1997 acquisition of, or purchase of controlling interests in, 18 full-service properties. Cash from investing activities has also been adjusted as if the period's historical acquisitions occurred immediately prior to the period presented.

  E) Represent the adjustment to record the decrease in depreciation expense, capital expenditures and other investing activities for the sale of the New York East Side Marriott and the Napa Valley Marriott, including the elimination of the non-recurring gains on the sales totaling $50 million.

  F) Represents the adjustment to reflect the decrease in interest expense associated with the refinancing or payoff of mortgage debt for three full-service properties (Marriott Orlando World Center, the Philadelphia Marriott, and the San Francisco Marriott). Cash from financing activities has also been adjusted as if the period's historical prepayments and issuances of debt occurred immediately prior to the period presented.

  G) Represents the adjustment to reflect the issuance of the $1.7 billion of New Senior Notes net of the discount of $8 million, the retirement of the Old Senior Notes of $1.55 billion and the initial draw on the New Credit Facility of $372 million, including interest expense and commitment fees.

  H) Represents the adjustment to record the removal of depreciation, capital expenditures, the sale of certain assets and the scheduled principal amortization of notes to reflect the deconsolidation of the Non-Controlled Subsidiary.

  I) Represents the adjustment to record depreciation expense and capital expenditures related to the Mergers, including the scheduled principal amortization of notes.

  J) Represents the adjustment to record depreciation expense related to the acquisition of the Private Partnerships.

  K) Represents the adjustment to reflect the decrease in interest income, net of tax, as a result of the estimated $225 million earnings and profits distribution and interest expense for the $75 million draw on the New Credit Facility.

  L) Represents the adjustment to revenues to reflect lease income and remove hotel revenues and management fees.

  M) Represents the adjustment to reduce depreciation expense related to the sale of certain furniture and equipment to the Non-Controlled Subsidiary, including the scheduled principal amortization of notes.

  N) Represents the adjustment to the income tax provision to reflect the REIT Conversion.

  O) Represents the adjustment to eliminate non-recurring expenses incurred in connection with the REIT Conversion.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 JUNE 19, 1998
                     100% PARTICIPATION WITH NOTES ISSUED
                     (IN MILLIONS, EXCEPT OP UNIT AMOUNTS)

                                                             ACQUISITIONS, DISPOSITIONS
                                                                AND OTHER ACTIVITIES
                                                       --------------------------------------
                                    A                       B           C             D           E
                      HOST                     HOST
                    MARRIOTT                 MARRIOTT                               DEBT         NON-
                   CORPORATION DISTRIBUTION   HOTELS   BLACKSTONE      1998       REPAYMENT   CONTROLLED
                   HISTORICAL   ADJUSTMENT  HISTORICAL ACQUISITION ACQUISITIONS & REFINANCING SUBSIDIARY
                   ----------- ------------ ---------- ----------- ------------ ------------- ----------
ASSETS
Property and
 equipment,
 net............     $5,698       $(644)      $5,054     $1,450        $243        $   --       $(342)
Notes and other
 receivables,
 net............         33         104          137         63         --             --         196
Due from
 managers.......        104         (10)          94          5         --             --          (2)
Investments in
 affiliates.....          5         --             5        --          --             --          67
Other assets....        364          (2)         362        --          --              47          4
                                                                                       (55)
                                                                                        82
Receivable from
 Lessee for
 working
 capital........        --          --           --         --          --             --         --
Cash, cash
 equivalents and
 short-term
 marketable
 securities.....        561         (19)         542       (262)       (250)           267        (13)
                     ------       -----       ------     ------        ----        -------      -----
                     $6,765       $(571)      $6,194     $1,256        $ (7)       $   341      $ (90)
                     ======       =====       ======     ======        ====        =======      =====
LIABILITIES AND EQUITY
Debt(K).........     $3,784       $(214)      $3,570     $  600        $--         $(1,550)     $ (39)
                                                                                     1,692
                                                                                       350
Convertible debt
 obligation to
 Host Marriott
 Corporation....        --          567          567        --          --             --         --
Accounts payable
 and accrued
 expenses.......         79          (2)          77        --          --             --          (5)
Deferred income
 taxes..........        526         (62)         464        --          --             --          (8)
Other
 liabilities....        528         (11)         517        --           (7)           --         (38)
                     ------       -----       ------     ------        ----        -------      -----
Total
 liabilities....      4,917         278        5,195        600          (7)           492        (90)
Convertible
 Preferred
 Securities.....        550        (550)         --         --          --             --         --
Limited Partner
 interests of
 third parties
 at redemption
 value (on a pro
 forma basis
 47.3 million OP
 Units
 outstanding)(L)..      --          --           --         656         --             --         --
Equity..........
 General Partner
  (on a proforma
  basis .2
  million OP
  Units
  outstanding)
  Limited
  Partner
  interests of
  Host REIT (on
  a pro forma
  basis 204.0
  million OP
  Units
  outstanding)(L)..   1,298        (299)         999        --          --            (151)       --
                     ------       -----       ------     ------        ----        -------      -----
                     $6,765       $(571)      $6,194     $1,256        $ (7)       $   341      $ (90)
                     ======       =====       ======     ======        ====        =======      =====
Book value per
 OP Unit........
                         MERGERS AND REIT CONVERSION ACTIVITIES
                   --------------------------------------------------------------
                      F         G           H          M          I        J               N
                                        EARNINGS                                          REIT
                                        & PROFITS               LEASE   DEFERRED          2000
                             PRIVATE    DISTRIBU- CONTRIBUTION CONVER-    TAX      PRO    PRO
                   MERGERS PARTNERSHIPS  TION(1)  TO CRESTLINE  SION   ADJUSTMENT FORMA  FORMA
                   ------- ------------ --------- ------------ ------- ---------- ------ ------
ASSETS
Property and
 equipment,
 net............    $519       $ 61       $ --       $ --       $ --     $ --     $6,985 $5,535
Notes and other
 receivables,
 net............      (3)       --          --         (92)       --       --        301    238
Due from
 managers.......      15        --          --         --        (100)     --         12      7
Investments in
 affiliates.....     --         --          --         --         --       --         72     72
Other assets....      32        (11)        --         --         --       --        461    461
Receivable from
 Lessee for
 working
 capital........     --         --          --         --         100      --        100    100
Cash, cash
 equivalents and
 short-term
 marketable
 securities.....       3        (11)       (150)       (15)       --       --        111    373
                   ------- ------------ --------- ------------ ------- ---------- ------ ------
                    $566       $ 39       $(150)      (107)     $ --     $ --     $8,042 $6,786
                   ======= ============ ========= ============ ======= ========== ====== ======
LIABILITIES AND EQUITY
Debt(K).........    $575       $--        $  75      $ --       $ --     $ --     $5,273 $4,673
Convertible debt
 obligation to
 Host Marriott
 Corporation....     --         --          --         --         --       --        567    567
Accounts payable
 and accrued
 expenses.......      12        --          --         --         --       --         84     84
Deferred income
 taxes..........     --         --          --         --         --      (181)      275    275
Other
 liabilities....     (21)        (6)        --           7        261      --        713    682
                   ------- ------------ --------- ------------ ------- ---------- ------ ------
Total
 liabilities....     566         (6)         75          7        261     (181)    6,912  6,281
Convertible
 Preferred
 Securities.....     --         --          --         --         --       --        --     --
Limited Partner
 interests of
 third parties
 at redemption
 value (on a pro
 forma basis
 47.3 million OP
 Units
 outstanding)(L)..   --          45         --         --         --       --        701     45
Equity..........
 General Partner
  (on a proforma
  basis .2
  million OP
  Units
  outstanding)
  Limited
  Partner
  interests of
  Host REIT (on
  a pro forma
  basis 204.0
  million OP
  Units
  outstanding)(L)..  --         --         (225)      (114)      (261)     181       429    460
                   ------- ------------ --------- ------------ ------- ---------- ------ ------
                    $566       $ 39       $(150)     $(107)     $ --     $ --     $8,042  6,786
                   ======= ============ ========= ============ ======= ========== ====== ======
Book value per
 OP Unit........                                                                  $ 4.49  $2.43
                                                                                  ====== ======

              See Notes to the Unaudited Pro Forma Balance Sheet.

                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                     100% PARTICIPATION WITH NOTES ISSUED

  A. Represents the adjustment to record the spin-off of Crestline:

  . Reduce property and equipment by $644 million
  . Record receivables of $104 million related to certain Crestline debt held by the Company
  . Reduce due from managers by $10 million
  . Reduce other assets by $2 million
  . Reduce cash, cash equivalents and short-term marketable securities by $19 million
  . Reduce debt by $214 million
  . Reduce accounts payable and accrued expenses by $2 million
  . Reduce deferred income taxes by $62 million
  . Reduce other liabilities by $11 million
  . Reduce equity by $299 million
  . Eliminate the $550 million Convertible Preferred Securities of Host Marriott which remain an obligation of Host REIT
  . Record the $567 million of Convertible Debt Obligation to Host Marriott which is eliminated in consolidation on the historical financial statements of Host Marriott Corporation

  B. Represents the adjustment to record the Blackstone Acquisition of 12 full-service properties (5,520 rooms) and a mortgage note secured by a thirteenth full-service property including the issuance of 43.7 million OP Units as determined through negotiations between the Company and Blackstone:

  . Record property and equipment of $1,450 million
  . Record mortgage note receivable of $63 million
  . Record increase in due from managers of $5 million
  . Record the use of cash of $262 million
  . Record the assumption of mortgage debt of $600 million
  . Record the issuance of 43.7 million OP Units with an estimated fair value of $656 million using an assumed Host Marriott stock price of $15.00 (which includes the value of Crestline since Blackstone will receive shares of Crestline in addition to OP Units).

  The purchase price of the Blackstone properties and mortgage note was determined based on the estimated fair value of the 43.7 million OP Units to be issued. The number of units to be issued will not increase or decrease depending on the stock price of Host Marriott at the time of closing of the acquisition.

  C. Represents the adjustment to record the 1998 purchase of the remaining minority interests in the Norfolk Waterside Marriott and the Calgary Marriott and the acquisitions of The Ritz-Carlton, Dearborn, The Ritz-Carlton, San Francisco and the Memphis Crowne Plaza.

  . Record property and equipment of $243 million
  . Record the use of cash of $250 million
  . Record a decrease in other liabilities of $7 million related to the purchase of minority interests

  D. Represents the adjustment to record the Bond Refinancing:

  . Record the repayment of the $1,550 million in Old Senior Notes
  . Record the issuance of $1,700 million in New Senior Notes, net of the discount of $8 million
  . Record the write-off of $55 million in deferred financing fees related to the Old Senior Notes and the Old Credit Facility
  . Record the deferred financing fees of $47 million related to the New
    Senior Notes and the New Credit Facility
  . Record a draw of $350 million on the New Credit Facility
  . Record the net cash activity of the above items as follows:

     Repayment of the Old Senior Notes...............................  $(1,550)
     Issuance of the New Senior Notes, net of the discount of $8 mil-
      lion...........................................................    1,692
     Net draw on the New Credit Facility.............................      350
     Deferred financing fees related to the New Senior Notes and New
      Credit Facility................................................      (47)
     Bond tender and consent fees and other offering expenses........     (178)
                                                                       -------
       Net cash adjustment...........................................  $   267
                                                                       =======

  . Record the federal and state tax benefit of $82 million related to above activity
  . Record the estimated extraordinary loss of $151 million, net of taxes, related to the Bond Refinancing

  E. Represents the adjustment to deconsolidate the assets and liabilities of the Non-Controlled Subsidiaries and to reflect the sale of certain hotel furniture and equipment to the Non-Controlled Subsidiary:

  . Record decrease in property and equipment of $342 million, including $200 million of hotel furniture and equipment sold to the Non-Controlled Subsidiary
  . Record receivable from Non-Controlled Subsidiary for the furniture and equipment loan of $200 million and other notes totaling $4 million
  . Record decrease in due from managers of $2 million
  . Record investment in subsidiary of $67 million
  . Record increase in other assets of $4 million
  . Record decrease in cash of $13 million
  . Record decrease in debt of $39 million of debt transferred to the Non-
    Controlled Subsidiaries.
  . Record decrease in accounts payable and accrued expenses of $5 million
  . Record decrease in deferred taxes of $8 million
  . Record decrease in other liabilities of $38 million

  F. Represents the adjustment to record the Mergers and issuance of Notes at the Note Election Amount (the greater of Liquidation Value or 80% of Exchange Value) to the Limited Partners:

  . Record property and equipment of $519 million
  . Record decrease in notes receivable of $3 million
  . Record increase in due from managers of $15 million
  . Record other assets of $32 million
  . Record cash of $3 million
  . Record debt of $575 million including $248 million of Notes to the
    Limited Partners at the Note Election Amount
  . Record accounts payable and accrued expenses of $12 million
  . Record decrease in other liabilities of $21 million

  The value of 6.56% Notes expected to be issued to the limited partners of each Partnership is (in millions):

                                                   PURCHASE PRICE-- INCREASE TO
                                                       VALUE OF     PROPERTY AND
                                                     NOTES ISSUED    EQUIPMENT
                                                   ---------------- ------------
   Atlanta Marquis................................       $ 19           $ 19
   Desert Springs.................................         29             28
   Hanover........................................          4              4
   MHP............................................         64             45
   MHPII..........................................         73             67
   Chicago Suites.................................         11             37
   MDAH...........................................         41            157
   PHLP...........................................          7            162
                                                         ----           ----
                                                         $248           $519
                                                         ====           ====

  The purchase price for minority interests (Atlanta Marquis, Desert Springs, Hanover, MHP and MHP2) was allocated to property to the extent that the purchase price exceeded the minority interest liability recorded. The purchase price for the three partnerships that are presently not consolidated was allocated in accordance with APB Opinion Number 16 with the debt of each partnership recorded at estimated fair value, all assets and liabilities, except for property being recorded at historical carrying values of each partnership with the residual allocated to property. The amounts allocated to property are in all cases less than estimated current replacement cost.

  G. Represents the adjustment to record the purchase of the remaining minority interests in four Private Partnerships:

  . Record property and equipment of $61 million
  . Record decrease in other assets of $11 million
  . Record use of cash of $11 million
  . Record decrease in minority interest liabilities of $6 million
  . Record the issuance of 3.6 million OP Units totaling approximately $45 million

  H. Represents the estimated $225 million cash payment of the earnings and profits distribution to shareholders of Host Marriott including a draw on the New Credit Facility of $75 million./(1)/

  I. Represents the adjustment to record the transfer of working capital to Crestline related to the leasing of the Operating Partnership's hotels by decreasing working capital and recording a receivable from the lessee of $100 million and the adjustment to record $261 million in deferred revenue in connection with the application of EITF 98-9 to the Company's rental revenue.

  J. Represents the adjustment to record the effect on deferred taxes for the change in tax status resulting from the REIT Conversion by decreasing deferred taxes and increasing equity by $181 million.

  K. The Company's pro forma aggregate debt maturities at June 19, 1998, excluding $8 million of capital lease obligations and the $8 million debt discount recorded in conjunction with the Bond Refinancing, are (in millions):

      1998............................................................... $  476
      1999...............................................................    134
      2000...............................................................    139
      2001...............................................................  1,104
      2002...............................................................    155
      Thereafter.........................................................  3,832
                                                                          ------
                                                                          $5,840
                                                                          ======

  L. The number of OP Units includes the following (in millions):

      General Partner interests of Host REIT..............................   0.2
      Limited Partner interests of Host REIT.............................. 204.0
      Limited Partner interests of Private Partnerships...................   3.6
      Limited Partner interests of Blackstone Group.......................  43.7
                                                                           -----
        Total OP Units.................................................... 251.5
                                                                           =====

  M. Represents the adjustment to record the contribution of the $92 million note receivable and $15 million in cash to Crestline as a reduction in equity and to record the contribution of an investment in a mortgage note of $7 million in a joint venture which holds a mortgage note from a consolidated subsidiary of Host.

  N. The "REIT 2000 Pro Forma" assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become a REIT until January 1, 2000. The amounts reflect the "Pro Forma" column less the amounts in column B--"Blackstone Acquisition" and the reduction in other liabilities and increase in equity related to the deferred revenue of $31 million related to the application of EITF 98-9 to the Blackstone properties.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                            FIRST TWO QUARTERS 1998
                     100% PARTICIPATION WITH NOTES ISSUED
             (IN MILLIONS, EXCEPT PER OP UNIT AMOUNTS AND RATIOS)

                                                       ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                      -------------------------------------------------
                                   A                       B           C            E            G
                     HOST                     HOST
                   MARRIOTT                 MARRIOTT
                  CORPORATION DISTRIBUTION   HOTELS   BLACKSTONE      1998                     BOND
                  HISTORICAL   ADJUSTMENT  HISTORICAL ACQUISITION ACQUISITIONS DISPOSITIONS REFINANCING
                  ----------- ------------ ---------- ----------- ------------ ------------ -----------
REVENUE
Rental
 revenues.......     $--          $--        $ --        $--          $--          $--         $--
Hotel revenues..      652          --          652         80           36           (6)        --
Equity in
 earnings of
 affiliates.....       (1)         --           (1)       --           --           --          --
Other revenues..       96          (39)         57        --           --           (50)        --
                     ----         ----       -----       ----         ----         ----        ----
Total revenues..      747          (39)        708         80           36          (56)        --
                     ----         ----       -----       ----         ----         ----        ----
OPERATING COSTS
 AND EXPENSES
Hotels..........      343          --          343         48           19           (3)        --
Other...........       30          (20)         10        --           --           --          --
                     ----         ----       -----       ----         ----         ----        ----
Total operating
 costs and
 expenses.......      373          (20)        353         48           19           (3)        --
                     ----         ----       -----       ----         ----         ----        ----
OPERATING
 PROFIT.........      374          (19)        355         32           17          (53)        --
Minority
 interest.......      (30)         --          (30)       --            (1)           1         --
Corporate
 expenses.......      (21)           1         (20)       --           --           --          --
REIT Conversion
 expenses.......       (6)         --           (6)       --           --           --          --
Interest
 expense........     (162)          (6)       (168)       (24)          (1)           1          (8)
Dividends on
 Convertible
 Preferred
 Securities.....      (17)          17         --         --           --           --          --
Interest
 income.........       25            1          26         (4)         (12)          (1)        --
                     ----         ----       -----       ----         ----         ----        ----
Income (loss)
 before income
 taxes..........      163           (6)        157          4            3          (52)         (8)
Benefit
 (provision) for
 income taxes...      (67)           3         (64)        (2)          (1)          21           3
                     ----         ----       -----       ----         ----         ----        ----
Income (loss)
 before
 extraordinary
 items..........     $ 96         $ (3)      $  93       $  2         $  2         $(31)       $ (5)
                     ====         ====       =====       ====         ====         ====        ====
Basic loss per
 OP Unit........
Ratio of
 earnings to
 fixed charges..                               2.0x
                                             =====
Deficiency of
 earnings to
 fixed changes..                               N/A
                                             =====
                                      MERGERS AND REIT CONVERSION ACTIVITIES
                  ------------------------------------------------------------------------------
                      H         J          K              L           P/N       I/M       O                Q
                                                                                                         REIT
                     NON-    MERGERS                  EARNINGS                 LEASE    INCOME           2000
                  CONTROLLED & NOTES    PRIVATE       & PROFITS    OTHER REIT CONVER-    TAX      PRO     PRO
                  SUBSIDIARY ISSUANCE PARTNERSHIPS DISTRIBUTION(1) ACTIVITIES  SION   ADJUSTMENT FORMA   FORMA
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------- ------
REVENUE
Rental
 revenues.......     $--       $--       $ --           $ --         $ --      $ 342     $--     $  342  $ 303
Hotel revenues..      (12)       42        --             --           --       (792)     --        --     --
Equity in
 earnings of
 affiliates.....        1       --         --             --           --        --                 --     --
Other revenues..       (4)      --         --             --           --        --       --          3      3
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------- ------
Total revenues..      (15)       42        --             --           --       (450)     --        345    306
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------- ------
OPERATING COSTS
 AND EXPENSES
Hotels..........       (6)       24          1            --           --       (162)     --        264    223
Other...........       (5)      --         --             --           --        --       --          5      5
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------- ------
Total operating
 costs and
 expenses.......      (11)       24          1            --           --       (162)     --        269    228
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------- ------
OPERATING
 PROFIT.........       (4)       18         (1)           --           --       (288)     --         76     78
Minority
 interest.......        2        17        --             --           --        --       --        (11)   (11)
Corporate
 expenses.......      --        --         --             --           --        --       --        (20)   (20)
REIT Conversion
 expenses.......      --        --         --             --             6       --       --        --
Interest
 expense........        2       (23)       --              (3)         --        --       --       (224)  (200)
Dividends on
 Convertible
 Preferred
 Securities.....      --        --                        --           --        --       --         --
Interest
 income.........       (1)        1        --              (4)          (1)        9      --         13     17
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------- ------
Income (loss)
 before income
 taxes..........       (1)       13         (1)            (7)           5      (279)     --       (166)  (136)
Benefit
 (provision) for
 income taxes...        1        (5)       --               3           (2)      112      (58)        8      7
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------- ------
Income (loss)
 before
 extraordinary
 items..........     $--       $  8      $  (1)         $  (4)       $   3     $(167)    $(58)   $ (158)  (129)
                  ========== ======== ============ =============== ========== ======= ========== ======= ======
Basic loss per
 OP Unit........                                                                                 $ (.63)  (.62)
                                                                                                 ======= ======
Ratio of
 earnings to
 fixed charges..                                                                                    N/A    N/A
                                                                                                 ======= ======
Deficiency of
 earnings to
 fixed changes..                                                                                 $(196)  $(167)
                                                                                                 ======= ======

        See Notes to the Unaudited Pro Forma Statements of Operations.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                               FISCAL YEAR 1997
                     100% PARTICIPATION WITH NOTES ISSUED
             (IN MILLIONS, EXCEPT PER OP UNIT AMOUNTS AND RATIOS)

                                                               ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                       ----------------------------------------------------------------
                                    A                       B           C            D            E            F/G
                      HOST                     HOST
                    MARRIOTT                 MARRIOTT                                                         DEBT
                   CORPORATION DISTRIBUTION   HOTELS   BLACKSTONE      1998         1997                    REPAYMENT
                   HISTORICAL   ADJUSTMENT  HISTORICAL ACQUISITION ACQUISITIONS ACQUISITIONS DISPOSITIONS & REFINANCING
                   ----------- ------------ ---------- ----------- ------------ ------------ ------------ -------------
REVENUE
 Rental
  revenues.......    $  --         $--        $  --       $--          $--          $--          $--          $--
 Hotel revenues..     1,093         --         1,093       148          112           89          (23)         --
 Equity in
  earnings of
  affiliates.....         5         --             5       --           --           --           --           --
 Other revenues..        49         (37)          12       --           --           --           --           --
                     ------        ----       ------      ----         ----         ----         ----         ----
 Total revenues..     1,147         (37)       1,110       148          112           89          (23)         --
                     ------        ----       ------      ----         ----         ----         ----         ----
OPERATING COSTS
 AND EXPENSES
 Hotels..........       649         --           649       101           62           42          (10)         --
 Other...........        49         (20)          29       --           --           --           --           --
                     ------        ----       ------      ----         ----         ----         ----         ----
 Total operating
  costs and
  expenses.......       698         (20)         678       101           62           42          (10)         --
                     ------        ----       ------      ----         ----         ----         ----         ----
OPERATING
 PROFIT..........       449         (17)         432        47           50           47          (13)         --
Minority
 interest........       (32)        --           (32)      --            (4)           5           (1)         --
Corporate
 expenses........       (47)          2          (45)      --           --           --           --           --
Interest
 expense.........      (302)        (23)        (325)      (48)         (12)         (12)           3          (48)
Dividends on
 Convertible
 Preferred
 Securities......       (37)         37          --        --           --           --           --           --
Interest income..        52         --            52        (7)         (14)         (14)         --            (3)
                     ------        ----       ------      ----         ----         ----         ----         ----
Income (loss)
 before income
 taxes...........        83          (1)          82        (8)          20           26          (11)         (51)
Benefit
 (provision) for
 income taxes....       (36)          1          (35)        3           (8)         (10)           4           20
                     ------        ----       ------      ----         ----         ----         ----         ----
Income (loss)
 before
 extraordinary
 items...........    $   47        $--        $   47      $ (5)        $ 12         $ 16         $ (7)        $(31)
                     ======        ====       ======      ====         ====         ====         ====         ====
Basic earnings
 per OP Unit.....
Ratio of earnings
 to fixed
 charges.........      1.3x                      1.3x
                     ======                   ======
                                  MERGERS AND REIT CONVERSION ACTIVITIES
                   ---------------------------------------------------------------------
                       H         J        K         L                  I/M        O                  Q
                                                EARNINGS
                      NON-    MERGERS  PRIVATE  & PROFITS   OTHER     LEASE     INCOME             REIT
                   CONTROLLED & NOTES  PARTNER-  DISTRI-     REIT    CONVER-     TAX      PRO      2000
                   SUBSIDIARY ISSUANCE  SHIPS   BUTION(1) ACTIVITIES  SION    ADJUSTMENT FORMA   PRO FORMA
                   ---------- -------- -------- --------- ---------- -------- ---------- ------- ---------
REVENUE
 Rental
  revenues.......     $--       $--      $--      $--        $--     $ 1,119     $--     $1,119    $997
 Hotel revenues..      (23)       74      --       --         --      (1,470)     --        --      --
 Equity in
  earnings of
  affiliates.....       (7)      --       --       --         --         --       --         (2)     (2)
 Other revenues..       (9)      --       --       --         --         --       --          3       3
                   ---------- -------- -------- --------- ---------- -------- ---------- ------- ---------
 Total revenues..      (39)       74      --       --         --        (351)     --      1,120     998
                   ---------- -------- -------- --------- ---------- -------- ---------- ------- ---------
OPERATING COSTS
 AND EXPENSES
 Hotels..........      (12)       49        2      --         --        (296)     --        587     500
 Other...........      (18)      --       --       --         --         --       --         11      11
                   ---------- -------- -------- --------- ---------- -------- ---------- ------- ---------
 Total operating
  costs and
  expenses.......      (30)       49        2      --         --        (296)     --        598     511
                   ---------- -------- -------- --------- ---------- -------- ---------- ------- ---------
OPERATING
 PROFIT..........       (9)       25       (2)     --         --         (55)     --        522     487
Minority
 interest........        4        17        1      --         --         --       --        (10)    (10)
Corporate
 expenses........        1       --       --       --         --         --       --        (44)    (44)
Interest
 expense.........        5       (42)     --        (6)       --         --       --       (485)   (437)
Dividends on
 Convertible
 Preferred
 Securities......      --        --       --       --         --         --       --        --
Interest income..      --          1      --        (8)       --          20      --         27      34
                   ---------- -------- -------- --------- ---------- -------- ---------- ------- ---------
Income (loss)
 before income
 taxes...........        1         1       (1)     (14)       --         (35)     --         10      30
Benefit
 (provision) for
 income taxes....       (1)      --       --         6        --          14        6        (1)     (2)
                   ---------- -------- -------- --------- ---------- -------- ---------- ------- ---------
Income (loss)
 before
 extraordinary
 items...........     $--       $  1     $ (1)    $ (8)      $--     $   (21)    $  6    $    9    $ 28
                   ========== ======== ======== ========= ========== ======== ========== ======= =========
Basic earnings
 per OP Unit.....                                                                        $  .04    $.13
                                                                                         ======= =========
Ratio of earnings
 to fixed
 charges.........                                                                          1.1x    1.1x
                                                                                         ======= =========

        See Notes to the Unaudited Pro Forma Statements of Operations.

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                 ASSUMING 100% PARTICIPATION WITH NOTES ISSUED

  A. Represents the adjustment to reduce revenues, operating expenses, corporate expenses, interest expense, interest income and income taxes for the spin-off of Crestline.

  B. Represents the adjustment to record the historical revenues, operating expenses, interest expense, income taxes and to reduce interest income associated with the acquisition of the equity and debt interests for the Blackstone Acquisition.

  C. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income associated with the 1998 acquisition of, or purchase of controlling interests in, 11 full-service properties.

  D. Represents the adjustment to record historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income associated with the 1997 acquisition of, or purchase of controlling interests in, 18 full-service properties.

  E. Represents the adjustment to record historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income for the 1998 sale of the New York Marriott East Side and the Napa Valley Marriott, including the elimination of the non-recurring gains on the sales totalling $50 million and related taxes of $20 million in 1998.

  F. Represents the adjustment to reduce the interest expense, interest income and income taxes associated with the refinancing or payoff of mortgage debt for three full-service properties (Marriott's Orlando World Center, the Philadelphia Marriott and the San Francisco Marriott).

  G. Represents the adjustment to record interest expense and related amortization of deferred financing fees and reduce interest income and income taxes as a result of the Bond Refinancing. The adjustment excludes the estimated extraordinary loss of $151 million, net of taxes, related to the Bond Refinancing resulting from the write-off of deferred financing fees and the payment of bond tender and consent fees.

  H. Represents the adjustment for revenues, operating expenses, minority interest, interest expense, corporate expenses, income taxes and to reduce interest income to deconsolidate the Non-Controlled Subsidiaries and reflect the Company's share of income as equity in earnings of affiliate.

  I. Represents the adjustment to reduce depreciation expense of $13 million and $29 million for First Two Quarters 1998 and fiscal year 1997 related to certain furniture and equipment sold to the Non-Controlled Subsidiary, record interest income of $6 million and $14 million for First Two Quarters 1998 and fiscal year 1997 earned on the 7%, $200 million in notes from the Non-Controlled Subsidiary and reduce the lease payment to the Company from the Lessee.

  J. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, interest income and income taxes associated with the Mergers, including three partnerships not previously consolidated by the Company. Interest expense reflects interest on various mortgage notes and the estimated $248 million in 6.56% Notes issued in lieu of OP Units.

  K. Represents the adjustment to record additional depreciation expense and the decrease in minority interest expense related to the purchase of the remaining minority interests in the Private Partnerships.

  L. Represents the adjustment to reduce interest income, income taxes and record interest expense for the estimated $225 million cash payment of the earnings and profits distribution to shareholders of Host Marriott including a draw on the New Credit Facility of $75 million.(/1/)

  M. Represents the adjustment to remove hotel revenues and management fees of $148 million and $267 million, respectively, for First Two Quarters 1998 and Fiscal 1997 and record rental revenues associated with the leasing of certain hotel properties to Crestline and other lessees and interest income of $3 million and $6 million for First Two Quarters 1998 and fiscal year 1997 earned on the 6%, $100 million in notes from Crestline. First Two Quarters 1998 included a $261 million reduction to rental income to record deferred revenue for percentage rents in accordance with EITF 98-9. Management believes the change to the lease structure described above will not impact hotel operating results because the hotel manager and asset management function will remain unchanged. Rental revenues under the Leases are based on the greater of Percentage Rent or Minimum Rent. Total Rent in the pro forma statement of operations is calculated based on the historical gross sales of the property and the negotiated pay rates and thresholds by property as if the leases were entered into on the first day of fiscal year 1997. There are generally three sales categories utilized in the rent calculation: rooms, food and beverage and other. For rooms and food and beverage, there are three tiers of rent with two thresholds, while the other category generally has two tiers of rent and one threshold. The percentage rent thresholds are increased annually on the first day of each year after the initial lease year based on a blended increase of the Consumer Price Index ("CPI") and a wage and benefit index. For purposes of the pro formas, 1997 is the assumed initial lease year and the blended increase applied to the thresholds at January 3, 1998 is assumed to be 3%. Minimum rent is expressed as a fixed dollar amount that increases annually on the first day of each year after the initial lease year as 50% of the CPI increase. Accordingly, the 1998 rent thresholds and minimum rent included in the pro formas were adjusted as of January 3, 1998 for the 1997 increases in the indices. Rental revenue is recognized only for leases to be executed with Crestline at or prior to the completion of the REIT Conversion. The execution of the leases is dependent upon the successful consummation of the REIT Conversion which is subject to contingencies that are outside the control of the Company, including consent of shareholders, lenders, debt holders, partners and ground lessors of Host. The Company believes that negotiations with third parties to complete the REIT Conversion will not result in any material change to the leases. See page F-120 for a table detailing gross sales, minimum rent and total rent for all full-service properties to be leased and summarized amounts for the limited-service properties to be subleased.

  N. Represents the adjustment to eliminate interest income recorded for the $92 million note receivable contributed to Crestline for First Two Quarters 1998.

  O. Represents the adjustment to the income tax provision to reflect the REIT Conversion.

  P. Represents the adjustment to eliminate non-recurring expenses incurred in connection with the REIT Conversion. Management expects that the total estimated nonrecurring expenses to be incurred will be approximately $50 million.

  Q. The "REIT 2000 Pro Forma" reflects the adjustment to eliminate the revenues, operating expenses, interest expense and interest income which assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become a REIT until January 1, 2000.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                  UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS
                            FIRST TWO QUARTERS 1998
                     100% PARTICIPATION WITH NOTES ISSUED
                                 (IN MILLIONS)

                                                        ACQUISITIONS, DISPOSITIONS  AND OTHER ACTIVITIES
                                                       --------------------------------------------------
                                    A                       B            C            E            G
                      HOST                     HOST
                    MARRIOTT   DISTRIBUTION  MARRIOT
                   CORPORATION   ADJUST-      HOTELS    BLACKSTONE      1998                     BOND
                   HISTORICAL     MENTS     HISTORICAL ACQUISITIONS ACQUISITIONS DISPOSITIONS REFINANCING
                   ----------- ------------ ---------- ------------ ------------ ------------ -----------
OPERATING ACTIVI-
TIES
Income before
extraordinary
items ...........     $  96        $ (3)      $  93        $  2         $  2        $ (31)      $   (5)
Adjustment to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       125         (11)        114          28            9          --           --
 Income taxes....        45         --           45         --           --           --           --
 Gains on sales
 of hotel
 properties......       (51)        --          (51)        --           --            50          --
 Equity
 (earnings)
 losses of
 affiliates......         1         --            1         --           --           --           --
Changes in
operating
accounts.........       (33)         10         (23)        --           --           --           --
Other assets.....        23           4          27         --           --           --           --
                      -----        ----       -----        ----         ----        -----       ------
 Cash provided by
 (used in)
 operations......       206         --          206          30           11           19           (5)
                      -----        ----       -----        ----         ----        -----       ------
INVESTING ACTIVI-
TIES
Acquisitions.....      (387)         29        (358)        --           358          --           --
Cash received
from sale of
assets...........       209         --          209         --           --          (209)         --
Capital
expenditures.....      (111)          2        (109)        (11)          (4)           2          --
Purchases of
short-term
marketable
securities.......       (97)        --          (97)        --           --           --           --
Sales of short-
term marketable
securities.......       405         --          405         --           --           --           --
Other............        (8)        (91)        (99)        --           --            21          --
                      -----        ----       -----        ----         ----        -----       ------
 Cash provided by
 (used in)
 investing
 activities......        11         (60)        (49)        (11)         354         (186)         --
                      -----        ----       -----        ----         ----        -----       ------
FINANCING ACTIVI-
TIES
Issuances of
debt.............         5         --            5         --           --           --         2,042
Scheduled
principal
repayments.......       (19)          1         (18)        --           --           --           --
Debt repayments..      (168)        119         (49)        --           --            35       (1,550)
Transfers to Host
Marriott.........       --          (62)        (62)        --           --           --           --
Other............       (31)        --          (31)        --           --           --           --
                      -----        ----       -----        ----         ----        -----       ------
 Cash provided by
 (used in)
 financing
 activities......      (213)         58        (155)        --           --            35          492
                      -----        ----       -----        ----         ----        -----       ------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS......     $   4        $ (2)      $   2        $ 19         $365        $(132)      $  487
                      =====        ====       =====        ====         ====        =====       ======
                                       MERGERS AND REIT CONVERSION ACTIVITIES
                   ------------------------------------------------------------------------------
                       H         I          J              K          L/M       O          N
                      NON-    MERGERS                  EARNINGS      LEASE
                   CONTROLLED & NOTES    PRIVATE       & PROFITS    CONVER- OTHER REIT    TAX
                   SUBSIDIARY ISSUANCE PARTNERSHIPS DISTRIBUTION(1)  SION   ACTIVITIES ADJUSTMENT PRO FORMA
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
OPERATING ACTIVI-
TIES
Income before
extraordinary
items ...........     $--       $  8       $ (1)         $ (4)       $(167)    $  3       $(58)    $ (158)
Adjustment to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       (4)       11          1           --           (13)     --         --         146
 Income taxes....      --        --         --            --          (112)     --         --         (67)
 Gains on sales
 of hotel
 properties......      --        --         --            --           --       --         --          (1)
 Equity
 (earnings)
 losses of
 affiliates......      --        --         --            --           --       --         --           1
Changes in
operating
accounts.........      --        --         --            --           261      --         --         238
Other assets.....      --        --         --            --           --       --         --          27
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
 Cash provided by
 (used in)
 operations......       (4)       19        --             (4)         (31)       3        (58)       186
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
INVESTING ACTIVI-
TIES
Acquisitions.....      --        --         --            --           --       --         --         --
Cash received
from sale of
assets...........      --        --         --            --           --       --         --         --
Capital
expenditures.....        1        (6)       --            --           --       --         --        (127)
Purchases of
short-term
marketable
securities.......      --        --         --            --           --       --         --         (97)
Sales of short-
term marketable
securities.......      --        --         --            --           --       --         --         405
Other............      --        --         --            --           --       --         --         (78)
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
 Cash provided by
 (used in)
 investing
 activities......        1        (6)       --            --           --       --         --         103
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
FINANCING ACTIVI-
TIES
Issuances of
debt.............      --        --         --             75          --       --         --       2,122
Scheduled
principal
repayments.......       (2)      --         --            --           (15)     --         --         (35)
Debt repayments..      --        --         --            --           --       --         --      (1,564)
Transfers to Host
Marriott.........      --        --         --            --           --       --         --         (62)
Other............      --        --         --            --           --       --         --         (31)
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
 Cash provided by
 (used in)
 financing
 activities......       (2)      --         --             75          (15)     --         --         430
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS......     $ (5)     $ 13       $--           $ 71        $ (46)    $  3       $(58)    $  719
                   ========== ======== ============ =============== ======= ========== ========== =========

        See Notes to the Unaudited Pro Forma Statements of Cash Flows.

                  UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS
                               FISCAL YEAR 1997
                     100% PARTICIPATION WITH NOTES ISSUED
                                 (IN MILLIONS)

                                                               ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                       ----------------------------------------------------------------
                                    A                       B            D            C            E           F/G
                      HOST                     HOST
                    MARRIOTT   DISTRIBUTION  MARRIOTT                                                          DEBT
                   CORPORATION   ADJUST-      HOTELS    BLACKSTONE      1997         1998                  REPAYMENTS &
                   HISTORICAL      MENT     HISTORICAL  ACQUISITION ACQUISITIONS ACQUISITIONS DISPOSITIONS REFINANCING
                   ----------- ------------ ---------- ------------ ------------ ------------ ------------ ------------
OPERATING
ACTIVITIES
Income before ex-
traordinary
items............    $   47       $ --        $  47        $ (5)        $ 16         $ 12         $ (7)      $   (31)
Adjustment to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       240          (9)        231          61           17           31           (3)          --
 Income taxes....       (20)        --          (20)        --           --           --           --            --
 Other...........        70           3          73         --           --           --            (2)          --
Changes in oper-
ating accounts...       127         (26)        101         --           --           --           --            --
                     ------       -----       -----        ----         ----         ----         ----       -------
 Cash provided by
 (used in)
 operations......       464         (32)        432          56           33           43          (12)          (31)
                     ------       -----       -----        ----         ----         ----         ----       -------
INVESTING ACTIVI-
TIES
Acquisitions.....      (596)        237        (359)        --           359          --           --            --
Cash received
from sale of
assets...........        51         --           51         --           --           --           --            --
Purchase of
short-term mar-
ketable
securities.......      (354)        --         (354)        --           --           --           --            --
Capital expendi-
tures............      (160)          2        (158)        (20)         (13)         (13)           4           --
Other............        13         --           13         --           --           --             1           --
                     ------       -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
investing
activities.......    (1,046)        239        (807)        (20)         346          (13)           5           --
                     ------       -----       -----        ----         ----         ----         ----       -------
FINANCING
ACTIVITIES
Issuances of
debt.............       857         --          857         --           --           --           --          1,188
Scheduled princi-
pal repayments...       (93)          3         (90)        --           --           --           --            --
Debt prepay-
ments............      (403)        --         (403)        --           --           --           --         (1,147)
Transfers to Host
Marriott.........       --         (226)       (226)        --           --           --           --            --
Other............        28          (1)         27         --           --           --           --            --
                     ------       -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
financing
activities.......       389        (224)        165         --           --           --           --             41
                     ------       -----       -----        ----         ----         ----         ----       -------
INCREASE
(DECREASE) IN
CASH AND  CASH
EQUIVALENTS......    $ (193)      $ (17)      $(210)       $ 36         $379         $ 30         $ (7)      $    10
                     ======       =====       =====        ====         ====         ====         ====       =======
                                  MERGERS AND REIT CONVERSION ACTIVITIES
                   --------------------------------------------------------------------
                       H         I        J         K                  L/M       N
                                                EARNINGS
                      NON-    MERGERS  PRIVATE  & PROFITS             LEASE
                   CONTROLLED & NOTES  PARTNER-  DISTRI-  OTHER REIT CONVER-    TAX      PRO
                   SUBSIDIARY ISSUANCE  SHIPS   BUTION(1) ACTIVITIES  SION   ADJUSTMENT FORMA
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
OPERATING
ACTIVITIES
Income before ex-
traordinary
items............     $ --      $  1     $(1)      $(8)      $--      $(21)     $ 6     $    9
Adjustment to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       (8)       23       2       --         --       (29)     --         325
 Income taxes....      --        --      --        --         --       --       --         (20)
 Other...........      --        --      --        --         --       --       --          71
Changes in oper-
ating accounts...      --         15     --        --         --       --       --         116
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
 Cash provided by
 (used in)
 operations......       (8)       39       1        (8)       --       (50)       6        501
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
INVESTING ACTIVI-
TIES
Acquisitions.....      --        --      --        --         --       --       --         --
Cash received
from sale of
assets...........      (35)      --      --        --         --       --       --          16
Purchase of
short-term mar-
ketable
securities.......      --        --      --        --         --       --       --        (354)
Capital expendi-
tures............        2       (11)    --        --         --       --       --        (209)
Other............       33       --      --        --         --       --       --          47
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
Cash provided by
(used in)
investing
activities.......      --        (11)    --        --         --       --       --        (500)
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
FINANCING
ACTIVITIES
Issuances of
debt.............       (3)      --      --         75        --       --       --       2,117
Scheduled princi-
pal repayments...       (6)       (7)    --        --         --       (30)     --        (133)
Debt prepay-
ments............      --        --      --        --         --       --       --      (1,550)
Transfers to Host
Marriott.........      --        --      --        --         --       --       --        (226)
Other............      --        --      --        --         --       --       --          27
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
Cash provided by
(used in)
financing
activities.......       (9)       (7)    --         75        --       (30)     --         235
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
INCREASE
(DECREASE) IN
CASH AND  CASH
EQUIVALENTS......     $(17)     $ 21     $ 1       $67       $--      $(80)     $ 6     $  236
                   ========== ======== ======== ========= ========== ======= ========== =======

        See Notes to the Unaudited Pro Forma Statements of Cash Flows.

                    NOTES TO UNAUDITED CASH FLOW STATEMENTS
                     100% PARTICIPATION WITH NOTES ISSUED

  A) Represents the adjustment for cash flow amounts related to the distribution of Crestline.

  B) Represents the adjustment to record the depreciation expense and estimated capital expenditures for the Blackstone Acquisition.

  C) Represents the adjustment to record depreciation expense and estimated capital expenditures for the 1998 acquisition of, or purchase of controlling interests in, 11 full-service properties.

  D) Represents the adjustment to record depreciation expense and capital expenditures for the 1997 acquisition of, or purchase of controlling interests in, 18 full service properties. Cash flows from investing activities has also been adjusted as if the period's historical acquisitions occurred immediately prior to the period presented.

  E) Represent the adjustment to record the decrease in depreciation expense, capital expenditures and other investing activities for the sale of the New York East Side Marriott and the Napa Valley Marriott, including the elimination of the non-recurring gains on the sales totaling $50 million.

  F) Represents the adjustment to reflect the decrease in interest expense associated with the refinancing or payoff of mortgage debt for three full-service properties (Marriott Orlando World Center, the Philadelphia Marriott, and the San Francisco Marriott). Cash from financing activities has also been adjusted as if the periods historical prepayments and issuances of debt occurred immediately prior to the period presented.

  G) Represents the adjustment to reflect the issuance of the $1.7 billion of New Senior Notes net of the discount of $8 million, the retirement of the Old Senior Notes of $1.55 billion and the initial draw on the New Credit Facility of $372 million, including interest expense and commitment fees.

  H) Represents the adjustment to record the removal of depreciation, capital expenditures, the sale of certain assets and the scheduled principal amortization of notes to reflect the deconsolidation of the Non-Controlled Subsidiaries.

  I) Represents the adjustment to record depreciation expense and capital expenditures related to the Merger, including the scheduled principal amortization of notes.

  J) Represents the adjustment to record depreciation expense related to the acquisition of the Private Partnerships.

  K) Represents the adjustment to reflect the decrease in interest income, net of tax, as a result of the estimated $225 million earnings and profits distribution and the interest expense for the $75 million draw on the New Credit Facility.

  L) Represent the adjustment to revenues to reflect lease income and remove hotel revenues and management fees.(/1/)

  M) Represents the adjustment to reduce depreciation expense related to the sale of certain furniture and equipment to the Non-Controlled Subsidiary, including the scheduled principal amortization of notes.

  N) Represents the adjustment to the income tax provision to reflect the REIT Conversion.

  O) Represents the adjustment to eliminate non-recurring expenses incurred in connection with the REIT Conversion.
--------
(1) The amount of the earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 JUNE 19, 1998
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED
                    (IN MILLIONS, EXCEPT OP UNITS AMOUNTS)

                                                                         ACQUISITIONS
                                                             ------------------------------------
                                                              DISPOSITIONS AND OTHER ACTIVITIES
                                                             ------------------------------------
                                          A                       B           C            D
                            HOST                     HOST                                DEBT
                          MARRIOTT                 MARRIOTT                            REPAYMENT
                         CORPORATION DISTRIBUTION   HOTELS   BLACKSTONE                    &
                         HISTORICAL  ADJUSTMENTS  HISTORICAL ACQUISITION ACQUISITIONS REFINANCING
                         ----------- ------------ ---------- ----------- ------------ -----------
ASSETS
Property and equipment,
 net....................   $5,698       $(644)      $5,054     $1,450       $ 243       $   --
Notes and other
 receivables, net.......       33         104          137         63         --            --
Due from managers.......      104         (10)          94          5         --            --
Investments in
 affiliates.............        5         --             5        --          --            --
Other assets............      364          (2)         362        --          --             47
                                                                                            (55)
                                                                                             82
Receivable from Lessee
 for working capital....      --          --           --         --          --            --
Cash, cash equivalents
 and short-term
 marketable
 securities.............      561         (19)         542       (262)       (250)          267
                           ------       -----       ------     ------       -----       -------
                           $6,765       $(571)      $6,194     $1,256       $  (7)      $   341
                           ======       =====       ======     ======       =====       =======
LIABILITIES AND EQUITY
Debt(K).................   $3,784       $(214)      $3,570     $  600       $ --        $(1,550)
                                                                                          1,692
                                                                                            350
Convertible debt
 obligation to Host
 Marriott Corporation...      --          567          567        --          --            --
Accounts payable and
 accrued expenses.......       79          (2)          77        --          --            --
Deferred income taxes...      526         (62)         464        --          --            --
Other liabilities.......      528         (11)         517        --           (7)          --
                           ------       -----       ------     ------       -----       -------
Total liabilities.......    4,917         278        5,195        600          (7)          492
Convertible Preferred
 Securities.............      550        (550)         --         --          --            --
Limited Partner
 interests of third
 parties at redemption
 value (on a pro forma
 basis 48.2 million OP
 Units
 outstanding)(L)........      --          --           --         656         --            --
Equity
 General Partner (on a
 pro forma basis .2
 million OP Units
 outstanding)(L)
 Limited Partner
 interests of Host REIT
 (on a pro forma basis
 204.0 million OP Units
 outstanding)(L).........   1,298        (299)         999        --          --           (151)
                           ------       -----       ------     ------       -----       -------
                           $6,765       $(571)      $6,194     $1,256       $  (7)      $   341
                           ======       =====       ======     ======       =====       =======
Book value per OP Unit
                                       MERGERS AND REIT CONVERSION ACTIVITIES
                         ------------------------------------------------------------------
                              E          F       G         H         M        I       J              N
                                                       EARNINGS                    DEFERRED         REIT
                             NON-             PRIVATE  & PROFITS  CONTRI-   LEASE    TAX            2000
                          CONTROLLED          PARTNER- DISTRIBU- BUTION TO CONVER- ADJUST-   PRO    PRO
                         SUBSIDIARIES MERGERS  SHIPS    TION(1)  CRESTLINE  SION     MENT   FORMA  FORMA
                         ------------ ------- -------- --------- --------- ------- -------- ------ ------
ASSETS
Property and equipment,
 net....................    $(342)      $38     $ 61     $ --      $ --     $--     $ --    $6,504 $5,054
Notes and other
 receivables, net.......      196       --       --        --        (92)    --       --       304    241
Due from managers.......       (2)        1      --        --        --      (75)     --        23     18
Investments in
 affiliates.............      161       --       --        --        --      --       --       166    166
Other assets............        4                (11)      --        --      --       --       429    429
Receivable from Lessee
 for working capital....      --        --       --        --        --       75      --        75     75
Cash, cash equivalents
 and short-term
 marketable
 securities.............      (13)        1      (11)     (150)      (15)    --       --       109    371
                         ------------ ------- -------- --------- --------- ------- -------- ------ ------
                            $   4       $40     $ 39     $(150)    $(107)   $--     $ --    $7,610 $6,354
                         ============ ======= ======== ========= ========= ======= ======== ====== ======
LIABILITIES AND EQUITY
Debt(K).................    $ (39)      $25     $--      $  75     $ --     $--     $ --    $4,723 $4,123
Convertible debt
 obligation to Host
 Marriott Corporation...      --        --       --        --        --      --       --       567    567
Accounts payable and
 accrued expenses.......       (5)        4      --        --        --      --       --        76     76
Deferred income taxes...       (8)      --       --        --        --      --      (181)     275    275
Other liabilities.......       56                 (6)      --          7     207      --       774    743
                         ------------ ------- -------- --------- --------- ------- -------- ------ ------
Total liabilities.......        4        29       (6)       75         7     207     (181)   6,415  5,784
Convertible Preferred
 Securities.............      --        --       --        --        --      --       --       --     --
Limited Partner
 interests of third
 parties at redemption
 value (on a pro forma
 basis 48.2 million OP
 Units
 outstanding)(L)........      --         11       45       --        --      --       --       712     56
Equity
 General Partner (on a
 pro forma basis .2
 million OP Units
 outstanding)(L)
 Limited Partner
 interests of Host REIT
 (on a pro forma basis
 204.0 million OP Units
 outstanding)(L).........     --        --       --       (225)     (114)   (207)     181      483    514
                         ------------ ------- -------- --------- --------- ------- -------- ------ ------
                            $   4       $40     $ 39     $(150)    $(107)   $--     $ --    $7,610 $6,354
                         ============ ======= ======== ========= ========= ======= ======== ====== ======
Book value per OP Unit                                                                      $ 4.73 $ 2.73
                                                                                            ====== ======

              See Notes to the Unaudited Pro Forma Balance Sheet.

                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED

  A. Represents the adjustment to record the spin-off of Crestline and:

  .  Reduce property and equipment by $644 million
  . Record receivables of $104 million related to certain Crestline debt held by the Company
  .  Reduce due from managers by $10 million
  .  Reduce other assets by $2 million
  . Reduce cash, cash equivalents and short-term marketable securities by $19 million
  .  Reduce debt by $214 million
  .  Reduce accounts payable and accrued expenses by $2 million
  .  Reduce deferred income taxes by $62 million
  .  Reduce other liabilities by $11 million
  .  Reduce equity by $299 million
  . Eliminate the $550 million Convertible Preferred Securities of Host Marriott which remain an obligation of Host REIT
  . Record the $567 million of Convertible Debt Obligation to Host Marriott which is eliminated in consolidation on the historical financial statements of Host Marriott Corporation

  B. Represents the adjustment to record the Blackstone Acquisition of 12 full-service properties (5,520 rooms) and a mortgage note secured by a thirteenth full-service property including the issuance of 43.7 million OP Units as determined through negotiations between the Company and Blackstone:

  .  Record property and equipment of $1,450 million
  .  Record mortgage note receivable of $63 million
  .  Record increase in due from managers of $5 million
  .  Record the use of cash of $262 million
  .  Record the assumption of mortgage debt of $600 million
  . Record the issuance of 43.7 million OP Units with an estimated fair value of $656 million using an assumed Host Marriott stock price of $15 (which includes the value of Crestline since Blackstone will receive shares of Crestline in addition to OP Units)

  The purchase price of the Blackstone properties and mortgage note was determined based on the estimated fair value of the 43.7 million OP Units to be issued. The number of units to be issued will not increase or decrease depending on the stock price of Host Marriott at the time of closing of the acquisition.

  C. Represents the adjustment to record the 1998 purchase of the remaining minority interests in the Norfolk Waterside Marriott and the Calgary Marriott, and the acquisition of The Ritz-Carlton, Dearborn, The Ritz-Carlton, San Francisco and the Memphis Crowne Plaza:

  .  Record property and equipment of $243 million
  .  Record the use of cash of $250 million
  . Record a decrease in other liabilities of $7 million related to the purchase of minority interests

  D. Represents the adjustment to record the Bond Refinancing:

  .  Record the repayment of the $1,550 million in Old Senior Notes
  . Record the issuance of $1,700 million in New Senior Notes, net of the discount of $8 million
  . Record the write-off of $55 million in deferred financing fees related to the Old Senior Notes and the Old Credit Facility
  . Record the deferred financing fees of $47 million related to the New Senior Notes and the New Credit Facility
  .  Record a draw of $350 million on the New Credit Facility

  .  Record the net cash activity of the above items as follows:

      Repayment of the Old Senior Notes..............................  $(1,550)
      Issuance of the New Senior Notes, net of the discount of $8
       million.......................................................    1,692
      Net draw on the New Credit Facility............................      350
      Deferred financing fees related to the New Senior Notes and New
       Credit Facility...............................................      (47)
      Bond tender and consent fees and other expenses................     (178)
                                                                       -------
        Net cash adjustment..........................................  $   267
                                                                       =======

  . Record the federal and state tax benefit of $82 million related to the above activity
  . Record the estimated extraordinary loss of $151 million, net of taxes, related to the Bond Refinancing

  E. Represents the adjustment to record the investment in the Non-Controlled Subsidiaries, to reflect the sale of certain hotel furniture and equipment to the Non-Controlled Subsidiary and the transfer of the Company's limited partner investment in the seven Partnerships not participating in this scenario to the Non-Controlled Subsidiary:

  . Record decrease in property and equipment of $342 million, including $200 million of hotel furniture and equipment sold to the Non-Controlled Subsidiaries
  . Record receivable from Non-Controlled Subsidiaries for the furniture and equipment loan of $200 million, and transfer of other notes totaling $4 million
  .  Record decrease in due from managers of $2 million
  .  Record investment in the Non-Controlled Subsidiaries of $161 million
  .  Record increase in other assets of $4 million
  .  Record decrease in cash of $13 million
  . Record decrease in debt of $39 million of debt transferred to the Non-Controlled Subsidiaries.
  .  Record decrease in accounts payable and accrued expenses of $5 million
  .  Record decrease in deferred taxes of $8 million
  . Record an increase in other liabilities of $56 million, which primarily represents minority interest liability

  F. Represents the adjustment to record the Merger and issuance of 0.9 million OP Units to the Limited Partners of the Partnership (Chicago Suites) with the least cash from operations for fiscal year 1997, the last audited period:

  .  Record property and equipment of $38 million
  .  Record increase in due from managers of $1 million
  .  Record cash of $1 million
  .  Record debt of $25 million
  .  Record accounts payable and accrued expenses of $4 million
  . Record the issuance of 0.9 million OP Units totaling approximately $11 million

  The number of OP Units was determined based on the purchase price and an estimated price of an OP Unit of $12.50 which is based upon the recent trading range of Host Marriott Corporation's Stock as adjusted for the proposed dividend of Crestline to its shareholders. The purchase price was determined based on the fair market value of the net assets to be acquired.

  The purchase price for Chicago Suites was allocated in accordance with APB Opinion No. 16 with the debt of the partnership recorded at estimated fair value, all assets and liabilities, except for property being recorded at historical carrying values of the partnership with the residual allocated to property. The amount allocated to property is less than estimated current replacement cost.

  G. Represents the adjustment to record the purchase of the remaining minority interests in four Private Partnerships:

  .  Record property and equipment of $61 million
  .  Record decrease in other assets of $11 million
  .  Record use of cash of $11 million
  .  Record decrease in minority interest liabilities of $6 million
  . Record the issuance of 3.6 million OP Units totaling approximately $45 million

  H. Represents the estimated $225 million cash payment of the earnings and profits distribution to shareholders of Host Marriott including a draw on the New Credit Facility of $75 million.(/1/)

  I. Represents the adjustment to record the transfer of working capital to Crestline related to the leasing of the Operating Partnership's hotels by decreasing working capital and recording a receivable from the lessee of $75 million and the adjustment to record deferred revenue of $207 million in connection with the application of EITF 98-9 to the Company's rental income.

  J. Represents the adjustment to record the effect on deferred taxes for the change in tax status resulting from the REIT Conversion by decreasing deferred taxes and increasing equity by $181 million.

  K. The Company's pro forma aggregate debt maturities at June 19, 1998, excluding $8 million of capital lease obligations and the $8 million debt discount recorded in conjunction with the Bond Refinancing, are (in millions):

   1998.................................................................. $  475
   1999..................................................................     22
   2000..................................................................    139
   2001..................................................................  1,082
   2002..................................................................    155
   Thereafter............................................................  3,417
                                                                          ------
                                                                          $5,290
                                                                          ======

  L. The number of OP Units includes the following (in millions):

   Limited Partner interests of Host REIT................................. 204.0
   General Partner interests of Host REIT.................................   0.2
   Limited Partner interests of each Partnership..........................   0.9
   Limited Partner interests of Private Partnerships......................   3.6
   Limited Partner interests of Blackstone Group..........................  43.7
                                                                           -----
     Total OP Units....................................................... 252.4
                                                                           =====

  M. Represents the adjustment to record the contribution of the $92 million note receivable and $15 million in cash to Crestline as a reduction in equity and to record the contribution of an investment of $7 million in a joint venture which holds a mortgage note from a consolidated subsidiary of Host.

  N. The "REIT 2000 Pro Forma" assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become a REIT until January 1, 2000. The amounts reflect the "Pro Forma" column less the amounts in column B--"Blackstone Acquisition" and the reduction in other liabilities and increase in equity related to the deferred revenue of $31 million related to the application of EITF 98-9 to the Blackstone properties.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
     REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                            FIRST TWO QUARTERS 1998
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED
             (IN MILLIONS, EXCEPT PER OP UNIT AMOUNTS AND RATIOS)

                                                       ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                      ------------------------------------------------------------
                                   A                       B              C                E               G
                     HOST                     HOST
                   MARRIOTT                 MARRIOTT                    1998
                  CORPORATION DISTRIBUTION   HOTELS    BLACKSTONE     ACQUISI-                            BOND
                  HISTORICAL   ADJUSTMENT  HISTORICAL ACQUISITION       TIONS        DISPOSITIONS     REFINANCING
                  ----------- ------------ ---------- ------------    -----------    -------------    ------------
REVENUE
Rental reve-
 nues...........     $--          $--        $ --        $       --    $       --       $       --       $       --
Hotel revenues..      652          --          652                80            36               (6)             --
Equity in earn-
 ings (losses)
 of affiliates..       (1)         --           (1)              --            --               --               --
Other revenues..       96          (39)         57               --            --               (50)             --
                     ----         ----       -----       -----------   -----------      -----------      -----------
Total revenues..      747          (39)        708                80            36              (56)             --
                     ----         ----       -----       -----------   -----------      -----------      -----------
OPERATING COSTS
 AND EXPENSES
Hotels..........      343          --          343                48            19               (3)             --
Other...........       30          (20)         10               --            --               --               --
                     ----         ----       -----       -----------   -----------      -----------      -----------
Total operating
 costs and
 expenses.......      373          (20)        353                48            19               (3)             --
                     ----         ----       -----       -----------   -----------      -----------      -----------
OPERATING PROF-
 IT.............      374          (19)        355                32            17              (53)             --
Minority inter-
 est............      (30)         --          (30)              --             (1)               1              --
Corporate ex-
 penses.........      (21)           1         (20)              --            --               --               --
REIT Conversion
 expenses.......       (6)         --           (6)              --            --               --               --
Interest ex-
 pense..........     (162)          (6)       (168)              (24)           (1)               1               (8)
Dividends on
 Convertible
 Preferred Secu-
 rities.........      (17)          17         --                --            --               --               --
Interest in-
 come...........       25            1          26                (4)          (12)              (1)             --
                     ----         ----       -----       -----------   -----------      -----------      -----------
Income (loss)
 before income
 taxes..........      163           (6)        157                 4             3              (52)              (8)
Benefit
 (provision) for
 income taxes...      (67)           3         (64)               (2)           (1)              21                3
                     ----         ----       -----       -----------   -----------      -----------      -----------
Income (loss)
 before
 extraordinary
 items..........     $ 96         $ (3)      $  93       $         2   $         2      $       (31)     $        (5)
                     ====         ====       =====       ===========   ===========      ===========      ===========
Basic loss per
 OP Unit........
Ratio of
 earnings to
 fixed charges..      2.0x                     2.0x
                     ====                    =====
Deficiency of
earnings to
fixed charges
                                     MERGERS AND REIT CONVERSION ACTIVITIES
                  -----------------------------------------------------------------------------
                      H         J         K              L           P/N       I/M       O               Q
                                                                                                       REIT
                     NON-                            EARNINGS       OTHER     LEASE    INCOME          2000
                  CONTROLLED           PRIVATE       & PROFITS       REIT    CONVER-    TAX      PRO    PRO
                  SUBSIDIARY MERGERS PARTNERSHIPS DISTRIBUTION(1) ACTIVITIES  SION   ADJUSTMENT FORMA  FORMA
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------ ------
REVENUE
Rental reve-
 nues...........    $ --      $ --      $ --           $ --         $ --      $ 265    $ --     $ 265  $ 226
Hotel revenues..      (11)        3       --             --           --       (618)     --       136    136
Equity in earn-
 ings (losses)
 of affiliates..       19       --        --             --           --        --       --        18     18
Other revenues..       (4)      --        --             --           --        --       --         3      3
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------ ------
Total revenues..        4         3       --             --           --       (353)     --       422    383
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------ ------
OPERATING COSTS
 AND EXPENSES
Hotels..........       (6)        2         1            --           --       (122)     --       282    241
Other...........       (5)      --        --             --           --        --       --         5      5
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------ ------
Total operating
 costs and
 expenses.......      (11)        2         1            --           --       (122)     --       287    246
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------ ------
OPERATING PROF-
 IT.............       15         1        (1)           --           --       (231)     --       135    137
Minority inter-
 est............      (16)      --        --             --           --        --       --       (46)   (46)
Corporate ex-
 penses.........      --        --        --             --           --        --       --       (20)   (20)
REIT Conversion
 expenses.......      --        --        --             --             6       --       --       --     --
Interest ex-
 pense..........        2        (1)      --              (3)         --        --       --      (202)  (178)
Dividends on
 Convertible
 Preferred Secu-
 rities.........      --        --        --             --           --        --       --       --
Interest in-
 come...........       (1)      --        --              (4)          (1)        9      --        12     16
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------ ------
Income (loss)
 before income
 taxes..........      --        --         (1)            (7)           5      (222)     --      (121)   (91)
Benefit
 (provision) for
 income taxes...      --        --        --               3           (2)       89      (41)       6      5
                  ---------- ------- ------------ --------------- ---------- ------- ---------- ------ ------
Income (loss)
 before
 extraordinary
 items..........    $ --      $ --      $  (1)         $  (4)       $   3     $(133)   $ (41)   $(115) $ (86)
                  ========== ======= ============ =============== ========== ======= ========== ====== ======
Basic loss per
 OP Unit........                                                                                $(.46) $(.41)
                                                                                                ====== ======
Ratio of
 earnings to
 fixed charges..                                                                                  N/A    N/A
                                                                                                ====== ======
Deficiency of
earnings to
fixed charges                                                                                   $ (73) $ (44)
                                                                                                ====== ======

        See Notes to the Unaudited Pro Forma Statements of Operations.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                               FISCAL YEAR 1997
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED
             (IN MILLIONS, EXCEPT PER OP UNIT AMOUNTS AND RATIOS)

                                                               ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                              --------------------------------------------------
                                           A                       B           C            D            E
                             HOST                     HOST
                           MARRIOTT   DISTRIBUTION  MARRIOTT
                          CORPORATION   ADJUST-      HOTELS   BLACKSTONE      1998         1997
                          HISTORICAL      MENT     HISTORICAL ACQUISITION ACQUISITIONS ACQUISITIONS DISPOSITIONS
                          ----------- ------------ ---------- ----------- ------------ ------------ ------------
REVENUE
Rental
 revenues.......            $  --        $ --        $  --       $ --        $ --         $ --         $ --
Hotel revenues..             1,093         --         1,093        148         112           89          (23)
Equity in
 earnings of
 affiliates.....                 5         --             5        --          --           --           --
Other revenues..                49         (37)          12        --          --                        --
                            ------       -----       ------      -----       -----        -----        -----
Total revenues..             1,147         (37)       1,110        148         112           89          (23)
                            ------       -----       ------      -----       -----        -----        -----
OPERATING COSTS
 AND EXPENSES
Hotels..........               649         --           649        101          62           42          (10)
Other...........                49         (20)          29        --          --           --           --
                            ------       -----       ------      -----       -----        -----        -----
Total operating
 costs and
 expenses.......               698         (20)         678        101          62           42          (10)
                            ------       -----       ------      -----       -----        -----        -----
OPERATING PROFIT..             449         (17)         432         47          50           47          (13)
Minority
 interest.......               (32)        --           (32)       --           (4)           5           (1)
Corporate
 expenses.......               (47)          2          (45)       --          --           --           --
Interest
 expense........              (302)        (23)        (325)       (48)        (12)         (12)           3
Dividends on Convertible
 Preferred
 Securities.....               (37)         37          --         --          --           --           --
Interest
 income.........                52         --            52         (7)        (14)         (14)         --
                            ------       -----       ------      -----       -----        -----        -----
Income (loss) before
 income taxes...                83          (1)          82         (8)         20           26          (11)
Benefit
 (provision) for
 income taxes...               (36)          1          (35)         3          (8)         (10)           4
                            ------       -----       ------      -----       -----        -----        -----
Income (loss)
 before
 extraordinary items ..     $   47       $ --        $   47      $  (5)      $  12        $  16        $  (7)
                            ======       =====       ======      =====       =====        =====        =====
Basic earnings
per OP Unit.....
Ratio of
earnings to
fixed charges...               1.3x                     1.3x
                            ======                   ======
                                               MERGERS AND REIT CONVERSION ACTIVITIES
                          ----------------------------------------------------------------------------------
                               F/G          H         J       K         L                  I/M        O               Q
                                                                    EARNINGS                                        REIT
                              DEBT         NON-            PRIVATE  & PROFITS             LEASE     INCOME          2000
                            REPAYMENT   CONTROLLED         PARTNER-  DISTRI-  OTHER REIT CONVER-     TAX      PRO    PRO
                          & REFINANCING SUBSIDIARY MERGERS  SHIPS   BUTION(1) ACTIVITIES  SION    ADJUSTMENT FORMA  FORMA
                          ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------ ------
REVENUE
Rental
 revenues.......              $ --        $ --      $ --    $ --      $ --      $ --     $   873    $ --     $ 873  $751
Hotel revenues..                --          (23)        7     --        --        --      (1,177)     --       226   226
Equity in
 earnings of
 affiliates.....                --           11       --      --        --        --         --       --        16    16
Other revenues..                --           (9)      --      --        --        --         --       --         3     3
                          ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------ ------
Total revenues..                --          (21)        7     --        --        --        (304)     --     1,118   996
                          ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------ ------
OPERATING COSTS
 AND EXPENSES
Hotels..........                --          (12)        4       2       --        --        (256)     --       582   495
Other...........                --          (18)      --      --        --        --         --       --        11    11
                          ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------ ------
Total operating
 costs and
 expenses.......                --          (30)        4       2       --        --        (256)     --       593   506
                          ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------ ------
OPERATING PROFIT..              --            9         3      (2)      --        --         (48)     --       525   490
Minority
 interest.......                --          (14)      --        1       --        --         --       --       (45)  (45)
Corporate
 expenses.......                --            1       --      --        --        --         --       --       (44)  (44)
Interest
 expense........                (48)          5        (2)    --         (6)      --         --       --      (445) (397)
Dividends on Convertible
 Preferred
 Securities.....                --          --        --      --        --        --         --       --       --
Interest
 income.........                 (3)        --        --      --         (8)      --          19      --        25    32
                          ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------ ------
Income (loss) before
 income taxes...                (51)          1         1      (1)      (14)      --         (29)     --        16    36
Benefit
 (provision) for
 income taxes...                 20          (1)       (1)    --          6       --          12        9       (1)   (2)
                          ------------- ---------- ------- -------- --------- ---------- -------- ---------- ------ ------
Income (loss)
 before
 extraordinary items ..       $ (31)      $ --      $ --     $ (1)     $ (8)     $--     $   (17)   $   9    $  15  $ 34
                          ============= ========== ======= ======== ========= ========== ======== ========== ====== ======
Basic earnings
per OP Unit.....                                                                                             $ .06  $.16
                                                                                                             ====== ======
Ratio of
earnings to
fixed charges...                                                                                               1.1x  1.1x
                                                                                                             ====== ======

        See Notes to the Unaudited Pro Forma Statements of Operations.

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED

  A. Represents the adjustment to reduce revenues, operating expenses, corporate expenses, interest expense, interest income and income taxes for the spin-off of Crestline.

  B. Represents the adjustment to record the historical revenues, operating expenses, interest expense, income taxes and to reduce interest income associated with the acquisition of the equity and debt interests for the Blackstone Acquisition.

  C. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income associated with the 1998 acquisition of, or purchase of controlling interests in 11 full-service properties.

  D. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income associated with the 1997 acquisition of, or purchase of controlling interests in, 18 full-service properties.

  E. Represents the adjustment to record historical revenues, operating expenses, minority interest, interest expense and income taxes for the 1998 sale of the New York Marriott East Side and the Napa Valley Marriott, including the elimination of the non-recurring gains on the sales totalling $50 million and related taxes of $20 million in 1998.

  F. Represents the adjustment to reduce the interest expense and interest income associated with the refinancing or payoff of mortgage debt for three full-service properties (Marriott's Orlando World Center, the Philadelphia Marriott and the San Francisco Marriott).

  G. Represents the adjustment to record interest expense and related amortization of deferred financing fees and reduce interest income as a result of the Bond Refinancing. The adjustment excludes the estimated extraordinary loss of $151 million, net of taxes, related to the Bond Refinancing resulting from the write-off of deferred financing fees and the payment of bond tender and consent fees.

  H. Represents the adjustment for revenues, operating expenses, minority interest, interest expense, corporate expenses and income taxes to deconsolidate the Non-Controlled Subsidiary and reflect the Company's share of income as equity in earnings of affiliate.

  I. Represents the adjustment to reduce depreciation expense of $13 million and $29 million for First Two Quarters 1998 and fiscal year 1997 related to certain furniture and equipment sold to the Non-Controlled Subsidiary, record interest income of $6 million and $14 million for First Two Quarters 1998 and fiscal year 1997 earned on the 7%, $200 million in notes from the Non-Controlled Subsidiaries and reduce the lease payment to the Company from the Lessee.

  J. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, interest income and income taxes associated with the Merger of Chicago Suites.

  K. Represents the adjustment to record additional depreciation expense and the decrease in minority interest expense related to the purchase of the remaining minority interests in the Private Partnerships.

  L. Represents the adjustment to reduce interest income and record interest expense for the estimated $225 million cash payment of the earnings and profits distribution to shareholders of Host Marriott including a draw on the New Credit Facility of $75 million.(1)

  M. Represents the adjustment to remove hotel revenues, management fees and other expenses of $109 million and $227 million for First Two Quarters 1998 and fiscal year 1997, and to record rental revenues associated with the leasing of certain hotel properties to Crestline and other lessees and interest income of $2 million and $5 million for First Two Quarters 1998 and fiscal year 1997 earned on the 6%, $75 million in notes from Crestline. First Two Quarters 1998 included a $207 million reduction to rental income to record deferred revenue for percentage rents in accordance with EITF 98-9. Management believes the change to the lease structure described above will not impact hotel operating results because the hotel manager and asset management function will remain unchanged. Rental revenues under the Leases are based on the greater of Percentage Rent or Minimum Rent. Total rent in the pro forma statement of operations is calculated based on the historical gross sales of the property and the negotiated rental rates and thresholds by property as if the leases were entered into on the first day of fiscal year 1997. There are generally three sales categories utilized in the rent calculation: rooms, food and beverage and other. For rooms and food and beverage, there are three tiers of rent with two thresholds, while the other category generally has two tiers of rent and one threshold. The percentage rent thresholds are increased annually on the first day of each year after the initial lease year based on a blended increase of the Consumer Price Index ("CPI") and a wage and benefit index. For purposes of the pro formas, 1997 is the assumed initial lease year and the blended increase applied to the thresholds at January 3, 1998 is assumed to be 3%. Minimum rent is expressed as a fixed dollar amount that increases annually on the first day of each year after the initial lease year as 50% of the CPI increase. Accordingly, the 1998 rent thresholds and minimum rent included in the pro formas were adjusted as of January 3, 1998 for the 1997 increases in the indices. Rental revenues is recognized only for leases to be executed with Crestline at or prior to completion of the REIT Conversion. The execution of the leases is dependent upon the successful consummation of the REIT Conversion which is subject to contingencies that are outside the control of the Company, including consent of shareholders, lenders, debt holders, partners and ground lessors of Host. The Company believes that negotiations with third parties to complete the REIT Conversion will not result in any material change to the leases.

  N. Represents the adjustment to eliminate interest income recorded for the $92 million note receivable contributed to Crestline for the First Two Quarters 1998.

  O. Represents the adjustment to the income tax provision to reflect the REIT Conversion.

  P. Represents the adjustment to eliminate non-recurring expenses incurred in connection with the REIT Conversion. Management expects that the total estimated non-recurring expenses to be incurred will be approximately $50 million.

  Q. The "REIT 2000 Pro Forma" reflects the adjustment to eliminate the revenues, operating expenses, interest expense and interest income which assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become REIT until January 1, 2000.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the REIT Conversion are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                 UNAUDITED PRO FORMA STATEMENTS OF CASH FLOWS

                            FIRST TWO QUARTERS 1998
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED
                                 (IN MILLIONS)

                                                        ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                       -------------------------------------------------
                                    A                       B           C            E            G
                      HOST                     HOST
                    MARRIOTT   DISTRIBUTION  MARRIOTT
                   CORPORATION   ADJUST-      HOTELS   BLACKSTONE      1998                     BOND
                   HISTORICAL      MENT     HISTORICAL ACQUISITION ACQUISITIONS DISPOSITIONS REFINANCING
                   ----------- ------------ ---------- ----------- ------------ ------------ -----------
OPERATING ACTIVI-
 TIES
Income before
extraordinary
items ...........     $  96        $ (3)      $  93       $  2         $  2        $ (31)      $    (5)
Adjustments to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       125         (11)        114         28            9          --            --
 Income taxes....        45         --           45        --           --           --            --
 Gains on sales
 of hotel
 properties......       (51)        --          (51)       --           --            50           --
 Equity
 (earnings)
 losses of
 affiliates......         1         --            1        --           --           --            --
Changes in
operating
accounts.........       (33)         10         (23)       --           --           --            --
Other assets.....        23           4          27        --           --           --            --
                      -----        ----       -----       ----         ----        -----       -------
 Cash provided by
 (used in)
 operations......       206         --          206         30           11           19            (5)
                      -----        ----       -----       ----         ----        -----       -------
INVESTING
ACTIVITIES
Acquisitions.....      (387)         29        (358)       --           358          --            --
Cash received
from sale of
assets...........       209         --          209        --           --          (209)          --
Capital
expenditures.....      (111)          2        (109)       (11)          (4)           2           --
Purchases of
short-term
marketable
securities.......       (97)        --          (97)       --           --           --            --
Sales of short-
term marketable
securities.......       405         --          405        --           --           --            --
Other............        (8)        (91)        (99)       --           --            21           --
                      -----        ----       -----       ----         ----        -----       -------
 Cash provided by
 (used in)
 investing
 activities......        11         (60)        (49)       (11)         354         (186)          --
                      -----        ----       -----       ----         ----        -----       -------
FINANCING
ACTIVITIES
Issuances of
debt.............         5         --            5        --           --           --          2,042
Scheduled
principal
repayments.......       (19)          1         (18)       --           --           --            --
Debt
prepayments......      (168)        119         (49)       --           --            35        (1,550)
Transfers to Host
Marriott.........       --          (62)        (62)       --           --           --            --
Other............       (31)        --          (31)       --           --           --            --
                      -----        ----       -----       ----         ----        -----       -------
 Cash provided by
 (used in)
 financing
 activities......      (213)         58        (155)       --           --            35           492
                      -----        ----       -----       ----         ----        -----       -------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS......     $   4        $ (2)      $   2       $ 19         $365        $(132)      $   487
                      =====        ====       =====       ====         ====        =====       =======
                                   MERGERS AND REIT CONVERSION ACTIVITIES
                   -----------------------------------------------------------------------
                       H         I         J           K       L/M      O/P         N
                                                   EARNINGS
                      NON-                         & PROFITS  LEASE
                   CONTROLLED           PRIVATE     DISTRI-  CONVER- OTHER REIT    TAX       PRO
                   SUBSIDIARY MERGERS PARTNERSHIPS BUTION(1)  SION   ACTIVITIES ADJUSTMENT  FORMA
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
OPERATING ACTIVI-
 TIES
Income before
extraordinary
items ...........     $--      $--        $ (1)      $ (4)    $(133)    $ 3       $ (41)   $  (115)
Adjustments to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       (4)       1          1        --        (13)    --          --         136
 Income taxes....      --       --         --         --        (89)    --          --         (44)
 Gains on sales
 of hotel
 properties......      --       --         --         --        --      --          --          (1)
 Equity
 (earnings)
 losses of
 affiliates......      --       --         --         --        --      --          --           1
Changes in
operating
accounts.........      --       --         --         --        207     --          --         184
Other assets.....      --       --         --         --        --      --          --          27
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
 Cash provided by
 (used in)
 operations......       (4)       1        --          (4)      (28)      3         (41)       188
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
INVESTING
ACTIVITIES
Acquisitions.....      --       --         --         --        --      --          --         --
Cash received
from sale of
assets...........      --       --         --         --        --      --          --         --
Capital
expenditures.....        1      --         --         --        --      --          --        (121)
Purchases of
short-term
marketable
securities.......      --       --         --         --        --      --          --         (97)
Sales of short-
term marketable
securities.......      --       --         --         --        --      --          --         405
Other............      --       --         --         --        --      --          --         (78)
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
 Cash provided by
 (used in)
 investing
 activities......        1      --         --         --        --      --          --         109
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
FINANCING
ACTIVITIES
Issuances of
debt.............      --       --         --          75       --      --          --       2,122
Scheduled
principal
repayments.......       (2)     --         --         --        (15)    --          --         (35)
Debt
prepayments......      --       --         --         --        --      --          --      (1,564)
Transfers to Host
Marriott.........      --       --         --         --        --      --          --         (62)
Other............      --       --         --         --        --      --          --         (31)
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
 Cash provided by
 (used in)
 financing
 activities......       (2)     --         --          75       (15)    --          --         430
                   ---------- ------- ------------ --------- ------- ---------- ---------- --------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS......     $ (5)    $  1       $--        $ 71     $ (43)    $ 3       $(41)    $   727
                   ========== ======= ============ ========= ======= ========== ========== ========

        See Notes to the Unaudited Pro Forma Statements of Cash Flows.

                  UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS
                               FISCAL YEAR 1997
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED
                                 (IN MILLIONS)

                                                              ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                      ---------------------------------------------------------------
                                   A                       B            D            C            E           F/G
                     HOST                     HOST
                   MARRIOTT                 MARRIOTT                                                         DEBT
                  CORPORATION DISTRIBUTION   HOTELS    BLACKSTONE      1997         1998                  REPAYMENT &
                  HISTORICAL  ADJUST- MENT HISTORICAL  ACQUISITION ACQUISITIONS ACQUISITIONS DISPOSITIONS REFINANCING
                  ----------- ------------ ---------- ------------ ------------ ------------ ------------ -----------
OPERATING
ACTIVITIES
Income before
extraordinary...    $    47      $ --        $  47        $ (5)        $ 16         $ 12         $ (7)      $   (31)
Adjustments to
reconcile to
cash provided by
operations:
Depreciation and
amortization....        240         (9)        231          61           17           31           (3)          --
Income taxes....        (20)       --          (20)        --           --           --           --            --
Other...........         70         3           73         --           --           --            (2)          --
Changes in
operating
accounts........        127        (26)        101         --           --           --           --            --
                    -------      -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
operations......        464        (32)        432          56           33           43          (12)          (31)
                    -------      -----       -----        ----         ----         ----         ----       -------
INVESTING
ACTIVITIES
Acquisitions....       (596)       237        (359)        --           359          --           --            --
Cash received
from sale of
assets..........         51        --           51         --           --           --           --            --
Purchase of
short-term
marketable
securities......       (354)       --         (354)        --           --           --           --            --
Capital
expenditures....       (160)         2        (158)        (20)         (13)         (13)           4           --
Other...........         13        --           13         --           --           --             1           --
                    -------      -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
investing
activities......     (1,046)       239        (807)        (20)         346          (13)           5           --
                    -------      -----       -----        ----         ----         ----         ----       -------
FINANCING
ACTIVITIES
Issuances of
debt............        857        --          857         --           --           --           --          1,188
Scheduled
principal
payments........        (93)         3         (90)        --           --           --           --            --
Debt
prepayments.....       (403)       --         (403)        --           --           --           --         (1,147)
Transfers to
Host Marriott...        --        (226)       (226)        --           --           --           --            --
Other...........         28         (1)         27         --           --           --           --            --
                    -------      -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
financing
activities......        389       (224)        165         --           --           --           --             41
                    -------      -----       -----        ----         ----         ----         ----       -------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS.....    $  (193)     $ (17)      $(210)       $ 36         $379         $ 30         $ (7)      $    10
                    =======      =====       =====        ====         ====         ====         ====       =======

                                MERGERS AND REIT CONVERSION ACTIVITIES
                  -------------------------------------------------------------------
                      H         I       J         K                  L/M       N
                                              EARNINGS
                     NON-            PRIVATE  & PROFITS             LEASE
                  CONTROLLED         PARTNER-  DISTRI-  OTHER REIT CONVER-    TAX       PRO
                  SUBSIDIARY MERGERS  SHIPS   BUTION(1) ACTIVITIES  SION   ADJUSTMENT  FORMA
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
OPERATING
ACTIVITIES
Income before
extraordinary...     $--      $--      $ (1)    $ (8)      $--      $(17)     $  9    $    15
Adjustments to
reconcile to
cash provided by
operations:
Depreciation and
amortization....       (8)       1        2      --         --       (29)      --         303
Income taxes....      --       --       --       --         --       --        --         (20)
Other...........      --       --       --       --         --       --        --          71
Changes in
operating
accounts........      --       --       --       --         --       --        --         101
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
Cash provided by
(used in)
operations......       (8)       1        1       (8)       --       (46)        9        470
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
INVESTING
ACTIVITIES
Acquisitions....      --       --       --       --         --       --        --         --
Cash received
from sale of
assets..........      (35)     --       --       --         --       --        --          16
Purchase of
short-term
marketable
securities......      --       --       --       --         --       --        --        (354)
Capital
expenditures....        2       (1)     --       --         --       --        --        (199)
Other...........       33      --       --       --         --       --        --          47
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
Cash provided by
(used in)
investing
activities......      --        (1)     --       --         --       --        --        (490)
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
FINANCING
ACTIVITIES
Issuances of
debt............       (3)     --       --        75        --       --        --       2,117
Scheduled
principal
payments........       (6)     --       --       --         --       (30)      --        (126)
Debt
prepayments.....      --       --       --       --         --       --        --      (1,550)
Transfers to
Host Marriott...      --       --       --       --         --       --        --        (226)
Other...........      --       --       --       --         --       --        --          27
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
Cash provided by
(used in)
financing
activities......       (9)     --       --        75        --       (30)      --         242
                  ---------- ------- -------- --------- ---------- ------- ---------- --------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS.....     $(17)    $--      $  1     $ 67       $--      $(76)     $  9    $   222
                  ========== ======= ======== ========= ========== ======= ========== ========

        See Notes to the Unaudited Pro Forma Statements of Cash Flows.

                  NOTES TO PRO FORMA STATEMENTS OF CASH FLOWS
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED

  A) Represents the adjustment for cash flow amounts related to Crestline.

  B) Represents the adjustment to record depreciation expense and estimated capital expenditures for the Blackstone Acquisition.

  C) Represents the adjustment to record depreciation expense and estimated capital expenditures for the 1998 acquisition of, or purchase of controlling interests in, 11 full-service properties.

  D) Represents the adjustment to record depreciation expense and capital expenditures for the 1997 acquisition of, or purchase of controlling interests in, 18 full-service properties. Cash from investing activities has also been adjusted as if the period's historical acquisitions occurred immediately prior to the period presented.

  E) Represent the adjustment to record the decrease in depreciation expense, capital expenditures and other investing activities for the sale of the New York East Side Marriott and the Napa Valley Marriott, including the elimination of the non-recurring gains on the sales totaling $50 million.

  F) Represents the adjustment to reflect the decrease in interest expense associated with the refinancing or payoff of mortgage debt for three full-service properties (Marriott Orlando World Center, the Philadelphia Marriott, and the San Francisco Marriott). Cash from financing activities has also been adjusted as if the period's historical prepayments and issuances of debt occurred immediately prior to the period presented.

  G) Represents the adjustment to reflect the issuance of the $1.7 billion of New Senior Notes net of the discount of $8 million, the retirement of the Old Senior Notes of $1.55 billion and the initial draw on the New Credit Facility of $372 million, including interest expense and commitment fees.

  H) Represents the adjustment to record the removal of depreciation, capital expenditures, the sale of certain assets and the scheduled principal amortization of notes to reflect the deconsolidation of the Non-Controlled Subsidiary.

  I) Represents the adjustment to record depreciation expense and capital expenditures related to the Mergers, including the scheduled principal amortization of notes.

  J) Represents the adjustment to record depreciation expense related to the acquisition of the Private Partnerships.

  K) Represents the adjustment to reflect the decrease in interest income, net of tax, as a result of the estimated $225 million earnings and profits distribution and interest expense for the $75 million draw on the New Credit Facility.(1)

  L) Represents the adjustment to revenues to reflect lease income and remove hotel revenues and management fees.

  M) Represents the adjustment to reduce depreciation expense related to the sale of certain furniture and equipment to the Non-Controlled Subsidiary, including the scheduled principal amortization of notes.

  N) Represents the adjustment to the income tax provision to reflect the REIT Conversion.

  O) Represents the adjustment to eliminate non-recurring expenses incurred in connection with the REIT Conversion.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 JUNE 19, 1998
              SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED
                     (IN MILLIONS, EXCEPT OP UNIT AMOUNTS)

                                                             ACQUISITIONS, DISPOSITIONS
                                                                AND OTHER ACTIVITIES
                                                       --------------------------------------
                                    A                       B           C             D           E
                      HOST                     HOST
                    MARRIOTT                 MARRIOTT                               DEBT         NON-
                   CORPORATION DISTRIBUTION   HOTELS   BLACKSTONE      1998       REPAYMENT   CONTROLLED
                   HISTORICAL   ADJUSTMENT  HISTORICAL ACQUISITION ACQUISITIONS & REFINANCING SUBSIDIARY
                   ----------- ------------ ---------- ----------- ------------ ------------- ----------
ASSETS
Property and
 equipment,
 net............     $5,698       $(644)      $5,054     $1,450        $243        $   --       $(342)
Notes and other
 receivables,
 net............         33         104          137         63         --             --         196
Due from
 managers.......        104         (10)          94          5         --             --          (2)
Investments in
 affiliates.....          5         --             5        --          --             --         161
Other assets....        364          (2)         362        --          --              47          4
                                                                                       (55)
                                                                                        82
Receivable from
 Lessee for
 working
 capital........        --          --           --         --          --             --         --
Cash, cash
 equivalents and
 short-term
 marketable
 securities.....        561         (19)         542       (262)       (250)           267        (13)
                     ------       -----       ------     ------        ----        -------      -----
                     $6,765       $(571)      $6,194     $1,256        $ (7)       $   341      $   4
                     ======       =====       ======     ======        ====        =======      =====
LIABILITIES AND EQUITY
Debt(K).........     $3,784       $(214)      $3,570     $  600        $--         $(1,550)     $ (39)
                                                                                     1,692
                                                                                       350
Convertible debt
 obligation to
 Host Marriott
 Corporation....        --          567          567        --          --             --         --
Accounts payable
 and accrued
 expenses.......         79          (2)          77        --          --             --          (5)
Deferred income
 taxes..........        526         (62)         464        --          --             --          (8)
Other
 liabilities....        528         (11)         517        --           (7)           --          56
                     ------       -----       ------     ------        ----        -------      -----
Total
 liabilities....      4,917         278        5,195        600          (7)           492          4
Convertible
 Preferred
 Securities.....        550        (550)         --         --          --             --         --
Limited Partner
 interests of
 third parties
 at redemption
 value (on a pro
 forma basis
 47.3 million OP
 Units
 outstanding)(L)..      --          --           --         656         --             --         --
Equity..........
 General Partner
  (on a proforma
  basis .2
  million OP
  Units
  outstanding)
  Limited
  Partner
  interests of
  Host REIT (on
  a pro forma
  basis 204.0
  million OP
  Units
  outstanding)(L)..   1,298        (299)         999        --          --            (151)       --
                     ------       -----       ------     ------        ----        -------      -----
                     $6,765       $(571)      $6,194     $1,256        $ (7)       $   341      $   4
                     ======       =====       ======     ======        ====        =======      =====
Book value per
 OP Unit........
                         MERGERS AND REIT CONVERSION ACTIVITIES
                   --------------------------------------------------------------
                      F         G           H          M          I        J               N
                                        EARNINGS                                          REIT
                                        & PROFITS               LEASE   DEFERRED          2000
                             PRIVATE    DISTRIBU- CONTRIBUTION CONVER-    TAX      PRO    PRO
                   MERGERS PARTNERSHIPS  TION(1)  TO CRESTLINE  SION   ADJUSTMENT FORMA  FORMA
                   ------- ------------ --------- ------------ ------- ---------- ------ ------
ASSETS
Property and
 equipment,
 net............     $37       $ 61       $ --       $ --       $--      $ --     $6,503 $5,053
Notes and other
 receivables,
 net............     --         --          --         (92)      --        --        304    241
Due from
 managers.......       1        --          --         --        (75)      --         23     18
Investments in
 affiliates.....     --         --          --         --        --        --        166    166
Other assets....     --         (11)        --         --        --        --        429    429
Receivable from
 Lessee for
 working
 capital........     --         --          --         --         75       --         75     75
Cash, cash
 equivalents and
 short-term
 marketable
 securities.....       1        (11)       (150)       (15)      --        --        109    371
                   ------- ------------ --------- ------------ ------- ---------- ------ ------
                     $39       $ 39       $(150)      (107)     $--      $ --     $7,609 $6,353
                   ======= ============ ========= ============ ======= ========== ====== ======
LIABILITIES AND EQUITY
Debt(K).........     $35       $--        $  75      $ --       $--      $ --     $4,733 $4,133
Convertible debt
 obligation to
 Host Marriott
 Corporation....     --         --          --         --        --        --        567    567
Accounts payable
 and accrued
 expenses.......       4        --          --         --        --        --         76     76
Deferred income
 taxes..........     --         --          --         --        --       (181)      275    275
Other
 liabilities....     --          (6)        --           7       207       --        774    743
                   ------- ------------ --------- ------------ ------- ---------- ------ ------
Total
 liabilities....      39         (6)         75          7       207      (181)    6,425  5,794
Convertible
 Preferred
 Securities.....     --         --          --         --        --        --        --     --
Limited Partner
 interests of
 third parties
 at redemption
 value (on a pro
 forma basis
 47.3 million OP
 Units
 outstanding)(L)..   --          45         --         --        --        --        701     45
Equity..........
 General Partner
  (on a proforma
  basis .2
  million OP
  Units
  outstanding)
  Limited
  Partner
  interests of
  Host REIT (on
  a pro forma
  basis 204.0
  million OP
  Units
  outstanding)(L)..  --         --         (225)      (114)     (207)      181       483    514
                   ------- ------------ --------- ------------ ------- ---------- ------ ------
                     $39       $ 39       $(150)     $(107)     $--      $ --     $7,609 $6,353
                   ======= ============ ========= ============ ======= ========== ====== ======
Book value per
 OP Unit........                                                                  $ 4.71  $2.69
                                                                                  ====== ======

              See Notes to the Unaudited Pro Forma Balance Sheet.

                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
              SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED

  A. Represents the adjustment to record the spin-off of Crestline:

  . Reduce property and equipment by $644 million
  . Record receivables of $104 million related to certain Crestline debt held by the Company
  . Reduce due from managers by $10 million
  . Reduce other assets by $2 million
  . Reduce cash, cash equivalents and short-term marketable securities by $19 million
  . Reduce debt by $214 million
  . Reduce accounts payable and accrued expenses by $2 million
  . Reduce deferred income taxes by $62 million
  . Reduce other liabilities by $11 million
  . Reduce equity by $299 million
  . Eliminate the $550 million Convertible Preferred Securities of Host Marriott which remain an obligation of Host REIT
  . Record the $567 million of Convertible Debt Obligation to Host Marriott which is eliminated in consolidation on the historical financial statements of Host Marriott Corporation

  B. Represents the adjustment to record the Blackstone Acquisition of 12 full-service properties (5,520 rooms) and a mortgage note secured by a thirteenth full-service property including the issuance of 43.7 million OP Units as determined through negotiations between the Company and Blackstone:

  . Record property and equipment of $1,450 million
  . Record mortgage note receivable of $63 million
  . Record increase in due from managers of $5 million
  . Record the use of cash of $262 million
  . Record the assumption of mortgage debt of $600 million
  . Record the issuance of 43.7 million OP Units with an estimated fair value of $656 million using an assumed Host Marriott stock price of $15 (which includes the value of Crestline since Blackstone will receive shares of Crestline in addition to OP Units).

  The purchase price of the Blackstone properties and mortgage note was determined based on the estimated fair value of the 43.7 million OP Units to be issued. The number of units to be issued will not increase or decrease depending on the stock price of Host Marriott at the time of closing of the acquisition.

  C. Represents the adjustment to record the 1998 purchase of the remaining minority interests in the Norfolk Waterside Marriott and the Calgary Marriott and the acquisitions of The Ritz-Carlton, Dearborn, The Ritz-Carlton, San Francisco and the Memphis Crowne Plaza.

  . Record property and equipment of $243 million
  . Record the use of cash of $250 million
  . Record a decrease in other liabilities of $7 million related to the purchase of minority interests

  D. Represents the adjustment to record the Bond Refinancing:

  . Record the repayment of the $1,550 million in Old Senior Notes
  . Record the issuance of $1,700 million in New Senior Notes, net of the discount of $8 million
  . Record the write-off of $55 million in deferred financing fees related to the Old Senior Notes and the Old Credit Facility
  . Record the deferred financing fees of $47 million related to the New
    Senior Notes and the New Credit Facility
  . Record a draw of $350 million on the New Credit Facility
  . Record the net cash activity of the above items as follows:

     Repayment of the Old Senior Notes...............................  $(1,550)
     Issuance of the New Senior Notes, net of the discount of $8 mil-
      lion...........................................................    1,692
     Net draw on the New Credit Facility.............................      350
     Deferred financing fees related to the New Senior Notes and New
      Credit Facility................................................      (47)
     Bond tender and consent fees and other offering expenses........     (178)
                                                                       -------
       Net cash adjustment...........................................  $   267
                                                                       =======

  . Record the federal and state tax benefit of $82 million related to above activity
  . Record the estimated extraordinary loss of $151 million, net of taxes, related to the Bond Refinancing

  E. Represents the adjustment to deconsolidate the assets and liabilities of the Non-Controlled Subsidiaries, to reflect the sale of certain hotel furniture and equipment to the Non-Controlled Subsidiary and to transfer the Company's limited partner investment in the seven Partnerships not participating under the scenario to the Non-Controlled Subsidiary:

  . Record decrease in property and equipment of $342 million, including $200 million of hotel furniture and equipment sold to the Non-Controlled Subsidiary
  . Record receivable from Non-Controlled Subsidiary for the furniture and equipment loan of $200 million and other notes totaling $4 million
  . Record decrease in due from managers of $2 million
  . Record investment in subsidiary of $161 million
  . Record increase in other assets of $4 million
  . Record decrease in cash of $13 million
  . Record decrease in debt of $39 million of debt transferred to the Non-
    Controlled Subsidiaries.
  . Record decrease in accounts payable and accrued expenses of $5 million
  . Record decrease in deferred taxes of $8 million
  . Record increase in other liabilities of $56 million, which primarily represents minority interest liability

  F. Represents the adjustment to record the Merger and issuance of 6.56% Notes at the Note Election Amount (the greater of Liquidation Value or 80% of Exchange Value) to the Limited Partners of the Partnership (Chicago Suites) with the least cash from operations for fiscal year 1997, the last audited period:

  . Record property and equipment of $37 million
  . Record increase in due from managers of $1 million
  . Record cash of $1 million
  . Record debt of $35 million including $11 million of Notes to the Limited
    Partners at the Note Election Amount
  . Record accounts payable and accrued expenses of $4 million

  The purchase price for the Chicago Suites was allocated in accordance with APB Opinion Number 16 with the debt of the partnership recorded at estimated fair value, all assets and liabilities, except for property being recorded at historical carrying values of the partnership with the residual allocated to property. The amount allocated to property is less than estimated current replacement cost.

  G. Represents the adjustment to record the purchase of the remaining minority interests in four Private Partnerships:

  . Record property and equipment of $61 million
  . Record decrease in other assets of $11 million
  . Record use of cash of $11 million
  . Record decrease in minority interest liabilities of $6 million
  . Record the issuance of 3.6 million OP Units totaling approximately $45 million

  H. Represents the estimated $225 million cash payment of the earnings and profits distribution to shareholders of Host Marriott including a draw on the New Credit Facility of $75 million./(1)/

  I. Represents the adjustment to record the transfer of working capital to Crestline related to the leasing of the Operating Partnership's hotels by decreasing working capital and recording a receivable from the lessee of $75 million and the adjustment to record $207 million in deferred revenue in connection with the application of EITF 98-9 to the Company's rental revenue.

  J. Represents the adjustment to record the effect on deferred taxes for the change in tax status resulting from the REIT Conversion by decreasing deferred taxes and increasing equity by $181 million.

  K. The Company's pro forma aggregate debt maturities at June 19, 1998, excluding $8 million of capital lease obligations and the $8 million debt discount recorded in conjunction with the Bond Refinancing, are (in millions):

      1998............................................................... $  475
      1999...............................................................     22
      2000...............................................................    139
      2001...............................................................  1,082
      2002...............................................................    155
      Thereafter.........................................................  3,427
                                                                          ------
                                                                          $5,300
                                                                          ======

  L. The number of OP Units includes the following (in millions):

      General Partner interests of Host REIT..............................   0.2
      Limited Partner interests of Host REIT.............................. 204.0
      Limited Partner interests of Private Partnerships...................   3.6
      Limited Partner interests of Blackstone Group.......................  43.7
                                                                           -----
        Total OP Units.................................................... 251.5
                                                                           =====

  M. Represents the adjustment to record the contribution of the $92 million note receivable and $15 million in cash to Crestline as a reduction in equity and to record the contribution of an investment in a mortgage note of $7 million in a joint venture which holds a mortgage note from a consolidated subsidiary of Host.

  N. The "REIT 2000 Pro Forma" assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become a REIT until January 1, 2000. The amounts reflect the "Pro Forma" column less the amounts in column B--"Blackstone Acquisition" and the reduction in other liabilities and increase in equity related to the deferred revenue of $31 million related to the application of EITF 98-9 to the Blackstone properties.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                            FIRST TWO QUARTERS 1998
              SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED
             (IN MILLIONS, EXCEPT PER OP UNIT AMOUNTS AND RATIOS)

                                                       ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                      -------------------------------------------------
                                   A                       B           C            E            G
                     HOST                     HOST
                   MARRIOTT                 MARRIOTT
                  CORPORATION DISTRIBUTION   HOTELS   BLACKSTONE      1998                     BOND
                  HISTORICAL   ADJUSTMENT  HISTORICAL ACQUISITION ACQUISITIONS DISPOSITIONS REFINANCING
                  ----------- ------------ ---------- ----------- ------------ ------------ -----------
REVENUE
Rental
 revenues.......     $--          $--        $ --        $--          $--          $--         $--
Hotel revenues..      652          --          652         80           36           (6)        --
Equity in
 earnings of
 affiliates.....       (1)         --           (1)       --           --           --          --
Other revenues..       96          (39)         57        --           --           (50)        --
                     ----         ----       -----       ----         ----         ----        ----
Total revenues..      747          (39)        708         80           36          (56)        --
                     ----         ----       -----       ----         ----         ----        ----
OPERATING COSTS
 AND EXPENSES
Hotels..........      343          --          343         48           19           (3)        --
Other...........       30          (20)         10        --           --           --          --
                     ----         ----       -----       ----         ----         ----        ----
Total operating
 costs and
 expenses.......      373          (20)        353         48           19           (3)        --
                     ----         ----       -----       ----         ----         ----        ----
OPERATING
 PROFIT.........      374          (19)        355         32           17          (53)        --
Minority
 interest.......      (30)         --          (30)       --            (1)           1         --
Corporate
 expenses.......      (21)           1         (20)       --           --           --          --
REIT Conversion
 expenses.......       (6)         --           (6)       --           --           --          --
Interest
 expense........     (162)          (6)       (168)       (24)          (1)           1          (8)
Dividends on
 Convertible
 Preferred
 Securities.....      (17)          17         --         --           --           --          --
Interest
 income.........       25            1          26         (4)         (12)          (1)        --
                     ----         ----       -----       ----         ----         ----        ----
Income (loss)
 before income
 taxes..........      163           (6)        157          4            3          (52)         (8)
Benefit
 (provision) for
 income taxes...      (67)           3         (64)        (2)          (1)          21           3
                     ----         ----       -----       ----         ----         ----        ----
Income (loss)
 before
 extraordinary
 items..........     $ 96         $ (3)      $  93       $  2         $  2         $(31)       $ (5)
                     ====         ====       =====       ====         ====         ====        ====
Basic loss per
 OP Unit........
Ratio of
 earnings to
 fixed charges..                               2.0x
                                             =====
Deficiency of
 earnings to
 fixed changes..                               N/A
                                             =====
                                      MERGERS AND REIT CONVERSION ACTIVITIES
                  ------------------------------------------------------------------------------
                      H         J          K              L           P/N       I/M       O               Q
                                                                                                        REIT
                     NON-    MERGERS                  EARNINGS                 LEASE    INCOME          2000
                  CONTROLLED & NOTES    PRIVATE       & PROFITS    OTHER REIT CONVER-    TAX      PRO    PRO
                  SUBSIDIARY ISSUANCE PARTNERSHIPS DISTRIBUTION(1) ACTIVITIES  SION   ADJUSTMENT FORMA  FORMA
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------ ------
REVENUE
Rental
 revenues.......     $--       $--        $--           $ --         $ --      $ 265     $--     $ 265  $ 226
Hotel revenues..      (11)        3        --             --           --       (618)     --       136    136
Equity in
 earnings of
 affiliates.....       19       --         --             --           --        --                 18     18
Other revenues..       (4)      --         --             --           --        --       --         3      3
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------ ------
Total revenues..        4         3        --             --           --       (353)     --       422    383
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------ ------
OPERATING COSTS
 AND EXPENSES
Hotels..........       (6)        2          1            --           --       (122)     --       282    241
Other...........       (5)      --         --             --           --        --       --         5      5
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------ ------
Total operating
 costs and
 expenses.......      (11)        2          1            --           --       (122)     --       287    246
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------ ------
OPERATING
 PROFIT.........       15         1         (1)           --           --       (231)     --       135    137
Minority
 interest.......      (16)      --         --             --           --        --       --       (46)   (46)
Corporate
 expenses.......      --        --         --             --           --        --       --       (20)   (20)
REIT Conversion
 expenses.......      --        --         --             --             6       --       --       --     --
Interest
 expense........        2        (1)       --              (3)         --        --       --      (202)  (178)
Dividends on
 Convertible
 Preferred
 Securities.....      --        --         --             --           --        --       --        --    --
Interest
 income.........       (1)      --         --              (4)          (1)        9      --        12     16
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------ ------
Income (loss)
 before income
 taxes..........      --        --          (1)            (7)           5      (222)     --      (121)   (91)
Benefit
 (provision) for
 income taxes...      --        --         --               3           (2)       89      (41)       6      5
                  ---------- -------- ------------ --------------- ---------- ------- ---------- ------ ------
Income (loss)
 before
 extraordinary
 items..........     $--       $--        $ (1)         $  (4)       $   3     $(133)    $(41)   $(115) $ (86)
                  ========== ======== ============ =============== ========== ======= ========== ====== ======
Basic loss per
 OP Unit........                                                                                 $(.46) $(.41)
                                                                                                 ====== ======
Ratio of
 earnings to
 fixed charges..                                                                                   N/A    N/A
                                                                                                 ====== ======
Deficiency of
 earnings to
 fixed changes..                                                                                 $ (73) $ (44)
                                                                                                 ====== ======

        See Notes to the Unaudited Pro Forma Statements of Operations.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                               FISCAL YEAR 1997
              SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED
             (IN MILLIONS, EXCEPT PER OP UNIT AMOUNTS AND RATIOS)

                                                               ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                       ----------------------------------------------------------------
                                    A                       B           C            D            E            F/G
                      HOST                     HOST
                    MARRIOTT                 MARRIOTT                                                         DEBT
                   CORPORATION DISTRIBUTION   HOTELS   BLACKSTONE      1998         1997                    REPAYMENT
                   HISTORICAL   ADJUSTMENT  HISTORICAL ACQUISITION ACQUISITIONS ACQUISITIONS DISPOSITIONS & REFINANCING
                   ----------- ------------ ---------- ----------- ------------ ------------ ------------ -------------
REVENUE
 Rental
  revenues.......    $  --         $--        $  --       $--          $--          $--          $--          $--
 Hotel revenues..     1,093         --         1,093       148          112           89          (23)         --
 Equity in
  earnings of
  affiliates.....         5         --             5       --           --           --           --           --
 Other revenues..        49         (37)          12       --           --           --           --           --
                     ------        ----       ------      ----         ----         ----         ----         ----
 Total revenues..     1,147         (37)       1,110       148          112           89          (23)         --
                     ------        ----       ------      ----         ----         ----         ----         ----
OPERATING COSTS
 AND EXPENSES
 Hotels..........       649         --           649       101           62           42          (10)         --
 Other...........        49         (20)          29       --           --           --           --           --
                     ------        ----       ------      ----         ----         ----         ----         ----
 Total operating
  costs and
  expenses.......       698         (20)         678       101           62           42          (10)         --
                     ------        ----       ------      ----         ----         ----         ----         ----
OPERATING
 PROFIT..........       449         (17)         432        47           50           47          (13)         --
Minority
 interest........       (32)        --           (32)      --            (4)           5           (1)         --
Corporate
 expenses........       (47)          2          (45)      --           --           --           --           --
Interest
 expense.........      (302)        (23)        (325)      (48)         (12)         (12)           3          (48)
Dividends on
 Convertible
 Preferred
 Securities......       (37)         37          --        --           --           --           --           --
Interest income..        52         --            52        (7)         (14)         (14)         --            (3)
                     ------        ----       ------      ----         ----         ----         ----         ----
Income (loss)
 before income
 taxes...........        83          (1)          82        (8)          20           26          (11)         (51)
Benefit
 (provision) for
 income taxes....       (36)          1          (35)        3           (8)         (10)           4           20
                     ------        ----       ------      ----         ----         ----         ----         ----
Income (loss)
 before
 extraordinary
 items...........    $   47        $--        $   47      $ (5)        $ 12         $ 16         $ (7)        $(31)
                     ======        ====       ======      ====         ====         ====         ====         ====
Basic earnings
 per OP Unit.....
Ratio of earnings
 to fixed
 charges.........      1.3x                      1.3x
                     ======                   ======
                                  MERGERS AND REIT CONVERSION ACTIVITIES
                   ---------------------------------------------------------------------
                       H         J        K         L                  I/M        O               Q
                                                EARNINGS                                        REIT
                      NON-    MERGERS  PRIVATE  & PROFITS   OTHER     LEASE     INCOME          2000
                   CONTROLLED & NOTES  PARTNER-  DISTRI-     REIT    CONVER-     TAX      PRO    PRO
                   SUBSIDIARY ISSUANCE  SHIPS   BUTION(1) ACTIVITIES  SION    ADJUSTMENT FORMA  FORMA
                   ---------- -------- -------- --------- ---------- -------- ---------- ------ ------
REVENUE
 Rental
  revenues.......     $--       $--      $--      $--        $--     $   873     $--     $ 873  $751
 Hotel revenues..      (23)        7      --       --          -      (1,177)     --       226   226
 Equity in
  earnings of
  affiliates.....       11       --       --       --         --         --       --        16    16
 Other revenues..       (9)      --       --       --         --         --       --         3     3
                   ---------- -------- -------- --------- ---------- -------- ---------- ------ ------
 Total revenues..      (21)        7      --       --         --        (304)     --     1,118   996
                   ---------- -------- -------- --------- ---------- -------- ---------- ------ ------
OPERATING COSTS
 AND EXPENSES
 Hotels..........      (12)        4        2      --         --        (256)     --       582   495
 Other...........      (18)      --       --       --         --         --       --        11    11
                   ---------- -------- -------- --------- ---------- -------- ---------- ------ ------
 Total operating
  costs and
  expenses.......      (30)        4        2      --         --        (256)     --       593   506
                   ---------- -------- -------- --------- ---------- -------- ---------- ------ ------
OPERATING
 PROFIT..........        9         3       (2)     --                    (48)     --       525   490
Minority
 interest........      (14)      --         1      --         --         --       --       (45)  (45)
Corporate
 expenses........        1       --       --       --         --         --       --       (44)  (44)
Interest
 expense.........        5        (3)     --        (6)       --         --       --      (446) (398)
Dividends on
 Convertible
 Preferred
 Securities......      --        --       --       --         --         --       --       --
Interest income..      --        --       --        (8)       --          19      --        25    32
                   ---------- -------- -------- --------- ---------- -------- ---------- ------ ------
Income (loss)
 before income
 taxes...........        1       --        (1)     (14)       --         (29)     --        15    35
Benefit
 (provision) for
 income taxes....       (1)      --       --         6        --          12        8       (1)   (2)
                   ---------- -------- -------- --------- ---------- -------- ---------- ------ ------
Income (loss)
 before
 extraordinary
 items...........     $--       $--      $ (1)    $ (8)      $--     $   (17)    $  8    $  14  $ 33
                   ========== ======== ======== ========= ========== ======== ========== ====== ======
Basic earnings
 per OP Unit.....                                                                        $ .06  $.16
                                                                                         ====== ======
Ratio of earnings
 to fixed
 charges.........                                                                         1.1x   1.1x
                                                                                         ====== ======

        See Notes to the Unaudited Pro Forma Statements of Operations.

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
              SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED

  A. Represents the adjustment to reduce revenues, operating expenses, corporate expenses, interest expense, interest income and income taxes for the spin-off of Crestline.

  B. Represents the adjustment to record the historical revenues, operating expenses, interest expense, income taxes and to reduce interest income associated with the acquisition of the equity and debt interests for the Blackstone Acquisition.

  C. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income associated with the 1998 acquisition of, or purchase of controlling interests in, 11 full-service properties.

  D. Represents the adjustment to record historical revenues, operating expenses, minority interest, interest expense, income taxes and to reduce interest income associated with the 1997 acquisition of, or purchase of controlling interests in, 18 full-service properties.

  E. Represents the adjustment to record historical revenues, operating expenses, minority interest, interest expense and income taxes for the 1998 sale of the New York Marriott East Side and the Napa Valley Marriott, including the elimination of the non-recurring gains on the sales totalling $50 million and related taxes of $20 million in 1998.

  F. Represents the adjustment to reduce the interest expense and interest income associated with the refinancing or payoff of mortgage debt for three full-service properties (Marriott's Orlando World Center, the Philadelphia Marriott and the San Francisco Marriott).

  G. Represents the adjustment to record interest expense and related amortization of deferred financing fees and reduce interest income as a result of the Bond Refinancing. The adjustment excludes the estimated extraordinary loss of $151 million, net of taxes, related to the Bond Refinancing resulting from the write-off of deferred financing fees and the payment of bond tender and consent fees.

  H. Represents the adjustment for revenues, operating expenses, minority interest, interest expense, corporate expenses and income taxes to deconsolidate the Non-Controlled Subsidiaries and reflect the Company's share of income as equity in earnings of affiliate.

  I. Represents the adjustment to reduce depreciation expense of $13 million and $29 million for First Two Quarters 1998 and fiscal year 1997 related to certain furniture and equipment sold to the Non-Controlled Subsidiary, record interest income of $6 million and $14 million for First Two Quarters 1998 and fiscal year 1997 earned on the 7%, $200 million in notes from the Non-Controlled Subsidiary and reduce the lease payment to the Company from the Lessee.

  J. Represents the adjustment to record the historical revenues, operating expenses, minority interest, interest expense, interest income and income taxes associated with the Mergers, including three partnerships not previously consolidated by the Company. Interest expense reflects interest on various mortgage notes and the estimated $11 million in 6.56% Notes issued in lieu of OP Units.

  K. Represents the adjustment to record additional depreciation expense and the decrease in minority interest expense related to the purchase of the remaining minority interests in the Private Partnerships.

  L. Represents the adjustment to reduce interest income and record interest expense for the estimated $225 million cash payment of the earnings and profits distribution to shareholders of Host Marriott including a draw on the New Credit Facility of $75 million.(/1/)

  M. Represents the adjustment to remove hotel revenues, management fees and other expenses of $109 million and $227 million for First Two Quarters 1998 and Fiscal 1997 and record rental revenues associated with the leasing of certain hotel properties to Crestline and other lessees and interest income of $2 million and $5 million for First Two Quarters 1998 and fiscal year 1997 earned on the 6%, $75 million in notes from Crestline. First Two Quarters 1998 included a $207 million reduction to rental income to record deferred revenue for percentage rents in accordance with EITF 98-9. Management believes the change to the lease structure described above will not impact hotel operating results because the hotel manager and asset management function will remain unchanged. Rental revenues under the Leases are based on the greater of Percentage Rent or Minimum Rent. Total rent in the pro forma statement of operations is calculated based on the historical gross sales of the property and the negotiated rental rates and thresholds by property as if the leases were entered into on the first day of fiscal year 1997. There are generally three sales categories utilized in the rent calculation: rooms, food and beverage and other. For rooms and food and beverage, there are three tiers of rent with two thresholds, while the other category generally has two tiers of rent and one threshold. The percentage rent thresholds are increased annually on the first day of each year after the initial lease year based on a blended increase of the Consumer Price Index ("CPI") and a wage and benefit index. For purposes of the pro formas, 1997 is the assumed initial lease year and the blended increase applied to the thresholds at January 3, 1998 is assumed to be 3%. Minimum is expressed as a fixed dollar amount that increases annually on the first day of each year after the initial lease year as a 50% of the CPI increase. Accordingly, the 1998 rent thresholds and minimum rent included in the pro formas were adjusted as of January 3, 1998 for the 1997 increases in the indices. Rental revenues is recognized only for leases to be executed at or prior to completion to the REIT Conversion. The execution of the leases is dependent upon the successful consummation of the REIT Conversion which is subject to contingencies that are outside the control of the Company, including consent of shareholders, lenders, debt holders, partners and ground lessors of Host. The Company believes that negotiations with third parties to complete the REIT Conversion will not result in any material change to the leases.

  N. Represents the adjustment to eliminate interest income recorded for the $92 million note receivable contributed to Crestline for First Two Quarters 1998.

  O. Represents the adjustment to the income tax provision to reflect the REIT Conversion.

  P. Represents the adjustment to eliminate non-recurring expenses incurred in connection with the REIT Conversion. Management expects that the total estimated nonrecurring expenses to be incurred will be approximately $50 million.

  Q. The "REIT 2000 Pro Forma" reflects the adjustment to eliminate the revenues, operating expenses, interest expense and interest income which assumes that the REIT Conversion occurs on January 1, 1999, the Blackstone Acquisition does not occur and Host does not become REIT until January 1, 2000.
--------
(1) The amount of earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                  UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS
                            FIRST TWO QUARTERS 1998
              SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED
                                 (IN MILLIONS)

                                                        ACQUISITIONS, DISPOSITIONS  AND OTHER ACTIVITIES
                                                       --------------------------------------------------
                                    A                       B            C            E            G
                      HOST                     HOST
                    MARRIOTT   DISTRIBUTION  MARRIOT
                   CORPORATION   ADJUST-      HOTELS    BLACKSTONE      1998                     BOND
                   HISTORICAL     MENTS     HISTORICAL ACQUISITIONS ACQUISITIONS DISPOSITIONS REFINANCING
                   ----------- ------------ ---------- ------------ ------------ ------------ -----------
OPERATING ACTIVI-
TIES
Income before
extraordinary
items ...........     $  96        $ (3)      $  93        $  2         $  2        $ (31)      $   (5)
Adjustment to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       125         (11)        114          28            9          --           --
 Income taxes....        45         --           45         --           --           --           --
 Gains on sales
 of hotel
 properties......       (51)        --          (51)        --           --            50          --
 Equity
 (earnings)
 losses of
 affiliates......         1         --            1         --           --           --           --
Changes in
operating
accounts.........       (33)         10         (23)        --           --           --           --
Other assets.....        23           4          27         --           --           --           --
                      -----        ----       -----        ----         ----        -----       ------
 Cash provided by
 (used in)
 operations......       206         --          206          30           11           19           (5)
                      -----        ----       -----        ----         ----        -----       ------
INVESTING ACTIVI-
TIES
Acquisitions.....      (387)         29        (358)        --           358          --           --
Cash received
from sale of
assets...........       209         --          209         --           --          (209)         --
Capital
expenditures.....      (111)          2        (109)        (11)          (4)           2          --
Purchases of
short-term
marketable
securities.......       (97)        --          (97)        --           --           --           --
Sales of short-
term marketable
securities.......       405         --          405         --           --           --           --
Other............        (8)        (91)        (99)        --           --            21          --
                      -----        ----       -----        ----         ----        -----       ------
 Cash provided by
 (used in)
 investing
 activities......        11         (60)        (49)        (11)         354         (186)         --
                      -----        ----       -----        ----         ----        -----       ------
FINANCING ACTIVI-
TIES
Issuances of
debt.............         5         --            5         --           --           --         2,042
Scheduled
principal
repayments.......       (19)          1         (18)        --           --           --           --
Debt repayments..      (168)        119         (49)        --           --            35       (1,550)
Transfers to Host
Marriott.........       --          (62)        (62)        --           --           --           --
Other............       (31)        --          (31)        --           --           --           --
                      -----        ----       -----        ----         ----        -----       ------
 Cash provided by
 (used in)
 financing
 activities......      (213)         58        (155)        --           --            35          492
                      -----        ----       -----        ----         ----        -----       ------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS......     $   4        $ (2)      $   2        $ 19         $365        $(132)      $  487
                      =====        ====       =====        ====         ====        =====       ======
                                       MERGERS AND REIT CONVERSION ACTIVITIES
                   ------------------------------------------------------------------------------
                       H         I          J              K          L/M       O          N
                      NON-    MERGERS                  EARNINGS      LEASE
                   CONTROLLED & NOTES    PRIVATE       & PROFITS    CONVER- OTHER REIT    TAX
                   SUBSIDIARY ISSUANCE PARTNERSHIPS DISTRIBUTION(1)  SION   ACTIVITIES ADJUSTMENT PRO FORMA
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
OPERATING ACTIVI-
TIES
Income before
extraordinary
items ...........     $--       $--        $ (1)         $ (4)       $(133)    $  3       $(41)    $ (115)
Adjustment to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       (4)        1          1           --           (13)     --         --         136
 Income taxes....      --        --         --            --           (89)     --         --         (44)
 Gains on sales
 of hotel
 properties......      --        --         --            --           --       --         --          (1)
 Equity
 (earnings)
 losses of
 affiliates......      --        --         --            --           --       --         --           1
Changes in
operating
accounts.........      --        --         --            --           207      --         --         184
Other assets.....      --        --         --            --           --       --         --          27
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
 Cash provided by
 (used in)
 operations......       (4)        1        --             (4)         (28)       3        (41)       188
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
INVESTING ACTIVI-
TIES
Acquisitions.....      --        --         --            --           --       --         --         --
Cash received
from sale of
assets...........      --        --         --            --           --       --         --         --
Capital
expenditures.....        1       --         --            --           --       --         --        (121)
Purchases of
short-term
marketable
securities.......      --        --         --            --           --       --         --         (97)
Sales of short-
term marketable
securities.......      --        --         --            --           --       --         --         405
Other............      --        --         --            --           --       --         --         (78)
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
 Cash provided by
 (used in)
 investing
 activities......        1       --         --            --           --       --         --         109
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
FINANCING ACTIVI-
TIES
Issuances of
debt.............      --        --         --             75          --       --         --       2,122
Scheduled
principal
repayments.......       (2)      --         --            --           (15)     --         --         (35)
Debt repayments..      --        --         --            --           --       --         --      (1,564)
Transfers to Host
Marriott.........      --        --         --            --           --       --         --         (62)
Other............      --        --         --            --           --       --         --         (31)
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
 Cash provided by
 (used in)
 financing
 activities......       (2)      --         --             75          (15)     --         --         430
                   ---------- -------- ------------ --------------- ------- ---------- ---------- ---------
INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS......     $ (5)     $  1       $--           $ 71        $ (43)    $  3       $(41)    $  727
                   ========== ======== ============ =============== ======= ========== ========== =========

        See Notes to the Unaudited Pro Forma Statements of Cash Flows.

                  UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS
                               FISCAL YEAR 1997
              SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED
                                 (IN MILLIONS)

                                                               ACQUISITIONS, DISPOSITIONS AND OTHER ACTIVITIES
                                                       ----------------------------------------------------------------
                                    A                       B            D            C            E           F/G
                      HOST                     HOST
                    MARRIOTT   DISTRIBUTION  MARRIOTT                                                          DEBT
                   CORPORATION   ADJUST-      HOTELS    BLACKSTONE      1997         1998                  REPAYMENTS &
                   HISTORICAL      MENT     HISTORICAL  ACQUISITION ACQUISITIONS ACQUISITIONS DISPOSITIONS REFINANCING
                   ----------- ------------ ---------- ------------ ------------ ------------ ------------ ------------
OPERATING
ACTIVITIES
Income before ex-
traordinary
items............    $   47       $ --        $  47        $ (5)        $ 16         $ 12         $ (7)      $   (31)
Adjustment to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       240          (9)        231          61           17           31           (3)          --
 Income taxes....       (20)        --          (20)        --           --           --           --            --
 Other...........        70           3          73         --           --           --            (2)          --
Changes in oper-
ating accounts...       127         (26)        101         --           --           --           --            --
                     ------       -----       -----        ----         ----         ----         ----       -------
 Cash provided by
 (used in)
 operations......       464         (32)        432          56           33           43          (12)          (31)
                     ------       -----       -----        ----         ----         ----         ----       -------
INVESTING ACTIVI-
TIES
Acquisitions.....      (596)        237        (359)        --           359          --           --            --
Cash received
from sale of
assets...........        51         --           51         --           --           --           --            --
Purchase of
short-term mar-
ketable securi-
ties.............      (354)        --         (354)        --           --           --           --            --
Capital expendi-
tures............      (160)          2        (158)        (20)         (13)         (13)           4           --
Other............        13         --           13         --           --           --             1           --
                     ------       -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
investing
activities.......    (1,046)        239        (807)        (20)         346          (13)           5           --
                     ------       -----       -----        ----         ----         ----         ----       -------
FINANCING ACTIVI-
TIES
Issuances of
debt.............       857         --          857         --           --           --           --          1,188
Scheduled princi-
pal repayments...       (93)          3         (90)        --           --           --           --            --
Debt prepay-
ments............      (403)        --         (403)        --           --           --           --         (1,147)
Transfers to Host
Marriott.........       --         (226)       (226)        --           --           --           --            --
Other............        28          (1)         27         --           --           --           --            --
                     ------       -----       -----        ----         ----         ----         ----       -------
Cash provided by
(used in)
financing
activities.......       389        (224)        165         --           --           --           --             41
                     ------       -----       -----        ----         ----         ----         ----       -------
INCREASE
(DECREASE) IN
CASH AND  CASH
EQUIVALENTS......    $ (193)      $ (17)      $(210)       $ 36         $379         $ 30         $ (7)      $    10
                     ======       =====       =====        ====         ====         ====         ====       =======
                                  MERGERS AND REIT CONVERSION ACTIVITIES
                   --------------------------------------------------------------------
                       H         I        J         K                  L/M       N
                                                EARNINGS
                      NON-    MERGERS  PRIVATE  & PROFITS             LEASE
                   CONTROLLED & NOTES  PARTNER-  DISTRI-  OTHER REIT CONVER-    TAX      PRO
                   SUBSIDIARY ISSUANCE  SHIPS   BUTION(1) ACTIVITIES  SION   ADJUSTMENT FORMA
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
OPERATING
ACTIVITIES
Income before ex-
traordinary
items............     $ --      $--      $(1)      $(8)      $--      $(17)     $ 8     $   14
Adjustment to
reconcile to cash
provided by
operations:
 Depreciation and
 amortization....       (8)        1       2       --         --       (29)     --         303
 Income taxes....      --        --      --        --         --       --       --         (20)
 Other...........      --        --      --        --         --       --       --          71
Changes in oper-
ating accounts...      --        --      --        --         --       --       --         101
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
 Cash provided by
 (used in)
 operations......       (8)        1       1        (8)       --       (46)       8        469
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
INVESTING ACTIVI-
TIES
Acquisitions.....      --        --      --        --         --       --       --         --
Cash received
from sale of
assets...........      (35)      --      --        --         --       --       --          16
Purchase of
short-term mar-
ketable securi-
ties.............      --        --      --        --         --       --       --        (354)
Capital expendi-
tures............        2        (1)    --        --         --       --       --        (199)
Other............       33       --      --        --         --       --       --          47
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
Cash provided by
(used in)
investing
activities.......      --         (1)    --        --         --       --       --        (490)
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
FINANCING ACTIVI-
TIES
Issuances of
debt.............       (3)      --      --         75        --       --       --       2,117
Scheduled princi-
pal repayments...       (6)      --      --        --         --       (30)     --        (126)
Debt prepay-
ments............      --        --      --        --         --       --       --      (1,550)
Transfers to Host
Marriott.........      --        --      --        --         --       --       --        (226)
Other............      --        --      --        --         --       --       --          27
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
Cash provided by
(used in)
financing
activities.......       (9)      --      --         75        --       (30)     --         242
                   ---------- -------- -------- --------- ---------- ------- ---------- -------
INCREASE
(DECREASE) IN
CASH AND  CASH
EQUIVALENTS......     $(17)     $--      $ 1       $67       $--      $(76)     $ 8     $  221
                   ========== ======== ======== ========= ========== ======= ========== =======

        See Notes to the Unaudited Pro Forma Statements of Cash Flows.

                    NOTES TO UNAUDITED CASH FLOW STATEMENTS
              SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED

  A) Represents the adjustment for cash flow amounts related to the distribution of Crestline.

  B) Represents the adjustment to record the depreciation expense and estimated capital expenditures for the Blackstone Acquisition.

  C) Represents the adjustment to record depreciation expense and estimated capital expenditures for the 1998 acquisition of, or purchase of controlling interests in, 11 full-service properties.

  D) Represents the adjustment to record depreciation expense and capital expenditures for the 1997 acquisition of, or purchase of controlling interests in, 18 full service properties. Cash flows from investing activities has also been adjusted as if the period's historical acquisitions occurred immediately prior to the period presented.

  E) Represent the adjustment to record the decrease in depreciation expense, capital expenditures and other investing activities for the sale of the New York East Side Marriott and the Napa Valley Marriott, including the elimination of the non-recurring gains on the sales totaling $50 million.

  F) Represents the adjustment to reflect the decrease in interest expense associated with the refinancing or payoff of mortgage debt for three full-service properties (Marriott Orlando World Center, the Philadelphia Marriott, and the San Francisco Marriott). Cash from financing activities has also been adjusted as if the periods historical prepayments and issuances of debt occurred immediately prior to the period presented.

  G) Represents the adjustment to reflect the issuance of the $1.7 billion of New Senior Notes net of the discount of $8 million, the retirement of the Old Senior Notes of $1.55 billion and the initial draw on the New Credit Facility of $372 million, including interest expense and commitment fees.

  H) Represents the adjustment to record the removal of depreciation, capital expenditures, the sale of certain assets and the scheduled principal amortization of notes to reflect the deconsolidation of the Non-Controlled Subsidiaries.

  I) Represents the adjustment to record depreciation expense and capital expenditures related to the Merger, including the scheduled principal amortization of notes.

  J) Represents the adjustment to record depreciation expense related to the acquisition of the Private Partnerships.

  K) Represents the adjustment to reflect the decrease in interest income, net of tax, as a result of the estimated $225 million earnings and profits distribution and the interest expense for the $75 million draw on the New Credit Facility.(1)

  L) Represent the adjustment to revenues to reflect lease income and remove hotel revenues and management fees.

  M) Represents the adjustment to reduce depreciation expense related to the sale of certain furniture and equipment to the Non-Controlled Subsidiary, including the scheduled principal amortization of notes.

  N) Represents the adjustment to the income tax provision to reflect the REIT conversion.

  O) Represents the adjustment to eliminate non-recurring expenses incurred in connection with the REIT Conversion.
--------
(1) The amount of the earnings and profit distribution shown reflects only the estimated distribution to be made in connection with the REIT Conversion, and could consist of a combination of cash and other consideration, including possibly securities of Host REIT. The actual amount of the distribution will be based in part upon the estimated amount of Host's accumulated earnings and profits for tax purposes. To the extent that the distributions made in connection with the Initial E&P Distribution are not sufficient to eliminate Host's estimated accumulated earnings and profits, Host REIT will make one or more additional taxable distributions to its shareholders (in the form of cash or securities) prior to the last day of its first full taxable year as a REIT (currently expected to be December 31, 1999) in an amount intended to be sufficient to eliminate such earnings and profits, and the Operating Partnership will make corresponding distributions to all holders of OP Units (including Host
    REIT) in an amount sufficient to permit Host REIT to make such additional distributions.

                 PRO FORMA FINANCIAL INFORMATION OF HOST REIT

  Given the structure of Host Marriott's Consent Solicitation, the Mergers and the REIT Conversion may take a variety of different forms. The variations are dependent in part on the number and identity of the Partnerships that elect to merge and whether limited partners elect to tender their Partnership Interests for OP Units, REIT shares, or Notes in connection with the REIT Conversion.

  In light of the number of possible variations, Host REIT and the General Partners are not able to describe all possible combinations of Hotel Partnerships that could compose Host REIT. However, to assist Limited Partners and current Host shareholders in analyzing the Mergers and the REIT Conversion, Host REIT and the General Partners have prepared unaudited pro forma financial statements of the Operating Partnership to show the impact of the Mergers and the REIT Conversion under various scenarios (see pro forma financial information of the company--F-110).

  Additionally, Host REIT and the General Partners have prepared pro forma financial statements of Host REIT in order to present the differences between the Operating Partnership and Host REIT. See pro forma financial information of the company--F-110 for the adjustments to Host's historical financial statements necessary to arrive at Operating Partnership--Pro Forma in the accompanying pro forma financial statements of Host REIT.

  The unaudited pro forma balance sheet and statements of operations of Host REIT reflect the following adjustments to the pro forma financial statements of the Operating Partnership.

  . The elimination in consolidation of the convertible debt obligation to Host Marriott of the Operating Partnership and the presentation of Company-obligated Mandatorily Redeemable Convertible Preferred Securities of a Subsidiary Trust Holding Company Substantially All of Whose Assets are the Convertible Subordinated Debentures Due 2026 ("Convertible Preferred Securities") on the balance sheet of Host REIT. Interest expense paid by the Operating Partnership related to the convertible debt obligation to Host Marriott (on a pro forma basis) is eliminated and dividend expense for the Convertible Preferred Securities is reflected on the pro forma statement of operations of Host REIT.

  . The presentation of the Limited Partner interests of third parties in the Operating Partnership as minority interest in Host REIT and the reflection of Operating Partnership income allocable to the third party Limited Partners as minority interest expense of Host REIT.

  In addition, the Host REIT pro forma financial information has been adjusted to the "REIT 2000" scenario. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, Host REIT would be subject to federal income taxes and the Blackstone Acquisition may not occur. The adjustments between Host REIT Pro Forma and REIT 2000 Pro Forma reflect adjustments to:

  . Record the tax provision (benefit) and related deferred tax amounts eliminated in the Company Pro Forma.

  .  Remove amounts related to the Blackstone Acquisition.

  The unaudited pro forma financial statements are based upon available information and upon certain assumptions as set forth in the notes to the unaudited pro forma financial statements, that the Company believes are reasonable under the circumstances and should be read in conjunction with the unaudited pro forma financial statements of the Operating Partnership and the consolidated financial statements and notes thereto for Host.

  The execution of the leases is dependent upon the successful consummation of the REIT Conversion which is subject to contingencies that are outside the control of the Company, including consent of shareholders, lenders, debt holders, partners and ground lessors of Host. The Company believes that negotiations with third parties to complete the REIT Conversion will not result in any material change to the leases.

                                   HOST REIT

                       UNAUDITED PRO FORMA BALANCE SHEET

                                 JUNE 19, 1998
                    100% PARTICIPATION WITH NO NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA    REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS   PRO FORMA
                          ----------- -----------  --------- -----------   ---------
         ASSETS
Property and equipment,
 net....................    $7,026       $--        $7,026     $(1,450)(E)  $5,576
Notes and other receiv-
 ables, net.............       301        --           301         (63)(E)     238
Due from managers.......        11        --            11          (5)(E)       6
Investments in affili-
 ates...................        72        --            72         --           72
Other assets............       461        --           461         --          461
Receivable from Lessee
 for working capital....       100        --           100         --          100
Cash, cash equivalents
 and short-term market-
 able securities........       111        --           111         262 (E)     373
                            ------       ----       ------     -------      ------
  Total assets..........    $8,082       $--        $8,082     $(1,256)     $6,826
                            ======       ====       ======     =======      ======
 LIABILITIES AND EQUITY
Debt....................    $5,025       $--        $5,025     $  (600)(E)  $4,425
Convertible debt obliga-
 tion to Host Marriott
 Corporation............       567       (567)(A)      --          --          --
Accounts payable and ac-
 crued expenses.........        84        --            84         --           84
Deferred income taxes...       275        --           275         181 (D)     456
Other liabilities.......       702        --           702         (31)(E)     671
                            ------       ----       ------     -------      ------
  Total liabilities.....     6,653       (567)       6,086        (450)      5,636
                            ------       ----       ------     -------      ------
Minority interest.......        11        363 (B)      374        (286)(E)      88
Convertible Preferred
 Securities.............       --         550 (A)      550         --          550
Limited Partner
 interests of third
 parties at redemption
 value (on a pro forma
 basis 70.3 million OP
 units outstanding).....       989       (989)(C)      --          --          --
Equity
  General Partner (on a
   pro forma basis 0.2
   million OP Units
   outstanding).........       --         --           --          --          --
  Limited Partner
   interests of Host
   REIT (on a pro forma
   basis 204.0 million
   OP Units
   outstanding).........       429       (429)(C)      --          --          --
  Shareholders' Equity
   (on a pro forma basis
   600 million shares
   authorized; 204.2
   million issued and
   outstanding).........       --          17 (A)    1,072        (339)(E)     552
                                         (363)(B)                 (181)(D)
                                          989 (C)
                                          429 (C)
                            ------       ----       ------     -------      ------
                            $8,082       $--        $8,082     $ 1,256      $6,826
                            ======       ====       ======     =======      ======

                                   HOST REIT

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                            FIRST TWO QUARTERS 1998
                    100% PARTICIPATION WITH NO NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA   REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS  PRO FORMA
                          ----------- -----------  --------- -----------  ---------
REVENUE
  Rental revenues.......     $ 342       $--        $  342      $(39)(F)    $ 303
  Other revenues........         3        --             3       --             3
                             -----       ----       ------      ----        -----
    Total revenues......       345        --           345       (39)         306
                             -----       ----       ------      ----        -----
OPERATING COSTS AND EX-
 PENSE
  Hotels................       265        --           265       (41)(F)      224
  Other.................         5        --             5       --             5
                             -----       ----       ------      ----        -----
    Total operating
     costs and ex-
     penses.............       270        --           270       (41)         229
                             -----       ----       ------      ----        -----
OPERATING PROFIT........        75        --            75         2           77
Minority interest.......       (11)        39(B)        28       (18)(F)       10
Corporate expenses......       (20)       --           (20)      --           (20)
Interest expense........      (216)        18 (A)     (198)       24 (F)     (174)
Dividends on Convertible
 Preferred Securities...       --         (17)(A)      (17)      --           (17)
Interest income.........        13        --            13         4 (F)       17
                             -----       ----       ------      ----        -----
Income (loss) before in-
 come taxes.............      (159)        40         (119)       12         (107)
Benefit (provision) for
 income taxes...........         8         (2)(D)        6        38(D)        44
                             -----       ----       ------      ----        -----
Income (loss) before ex-
 traordinary items......     $(151)      $ 38       $ (113)     $ 50        $ (63)
                             =====       ====       ======      ====        =====
Diluted loss per share..                            $(.55)                  $(.31)
                                                    ======                  =====

                                   HOST REIT

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                                FISCAL YEAR 1997
                    100% PARTICIPATION WITH NO NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA   REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS  PRO FORMA
                          ----------- -----------  --------- -----------  ---------
REVENUE
  Rental revenues.......    $1,119       $--        $1,119      $(122)(F)   $ 997
  Equity in earnings
   (losses) of affili-
   ates.................        (2)       --            (2)       --           (2)
  Other revenues........         3        --             3        --            3
                            ------       ----       ------      -----       -----
    Total revenues......     1,120        --         1,120       (122)        998
                            ------       ----       ------      -----       -----
OPERATING COSTS AND EX-
 PENSE
  Hotels................       589        --           589        (87)(F)     502
  Other.................        11        --            11        --           11
                            ------       ----       ------      -----       -----
    Total operating
     costs and ex-
     penses.............       600        --           600        (87)        513
                            ------       ----       ------      -----       -----
OPERATING PROFIT               520        --           520        (35)        485
Minority interest.......       (10)        (6)(B)      (16)         6 (F)     (10)
Corporate expenses......       (44)       --           (44)       --          (44)
Interest expense........      (468)        38 (A)     (430)        48 (F)    (382)
Dividends on Convertible
 Preferred Securities...       --         (37)(A)      (37)       --          (37)
Interest income.........        27        --            27          7 (F)      34
                            ------       ----       ------      -----       -----
Income (loss) before in-
 come taxes.............        25         (5)          20         26          46
Benefit (provision) for
 income taxes...........        (1)       --  (D)       (1)       (18)(D)     (19)
                            ------       ----       ------      -----       -----
Income (loss) before ex-
 traordinary items......    $   24       $ (5)      $   19      $   8       $  27
                            ======       ====       ======      =====       =====
Diluted earnings per
 share..................                            $  .09                  $ .12
                                                    ======                  =====

                                   HOST REIT

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                    100% PARTICIPATION WITH NO NOTES ISSUED

A. Represents the following adjustments:

  . Adjustment to remove $567 million of convertible debt obligation to Host Marriott which eliminates in consolidation.

  .  Record the $550 million of convertible preferred securities held by Host
     REIT.

  . Record $17 million adjustment to equity for the elimination in consolidation of the convertible debt obligation to Host Marriott.

  . Remove interest of $18 million and $38 million, respectively, on $567 million of convertible debt obligation to Host Marriott.

  . Record dividends of $17 million and $37 million, respectively, on the $550 million of convertible preferred securities.

B. Represents the adjustment to present the Limited Partner interests of third parties in the Operating Partnership as minority interest in Host REIT and the reflection of Operating Partnership income allocable to the third party Limited Partners as minority interest expense of Host REIT as follows:

  . Record $363 million minority interest liability representing Limited Partner interests of third parties (70.3 million OP Units out of total OP Units of 274.5 million) pro rata share of total combined Operating Partnership equity and Limited Partner interests of third parties at redemption value.

  . Record adjustment to shareholders' equity of $363 million to record the Limited Partner interests of third parties as minority interest.

  . Record minority expense based on the Limited Partner interests of third parties pro rata share of Operating Partnership net income (70.3 million OP Units out of total OP Units of 274.5 million).

C. Represents the adjustment to eliminate the Partner's Capital of the Operating Partnership and record the Common Stock, Additional Paid-in Capital, and Retained Earnings of Host REIT.

D. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, Host REIT would be subject to federal income taxes. This adjustment records Host REIT's tax (benefit) provision assuming the REIT Conversion did not occur in time for Host REIT to elect REIT status.

E. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the Blackstone Acquisition may not occur. The following adjustments remove the Blackstone Acquisition from the REIT pro forma financial information:

  .  Remove property and equipment of $1,450 million.

  .  Remove mortgage note receivable of $63 million.

  .  Remove due from managers of $5 million.

  .  Add back $262 million of cash used to make the Blackstone Acquisition.

  .  Remove the assumption of mortgage debt of $600 million.

  . Remove the 43.7 million OP Units with an estimated fair value of $656 million using an assumed Host Marriott stock price of $15.00 (which includes the value of Crestline since Blackstone will receive shares of Crestline in addition to OP Units).

  . Remove minority interest liability of $286 million associated with the Blackstone limited partner interest (43.7 million OP Units) in the Operating Partnership.

   . Net effect on equity of the removal of the minority interest liability, Blackstone assets and liabilities, and recording of deferred income taxes.

F. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the Blackstone Acquisition may not occur. The following adjustments remove the Blackstone Acquisition from the REIT pro forma financial information:

   . Remove rental revenues and hotel operating expenses applicable to the Blackstone Acquisition.

   . Remove the minority interest associated with the 43.7 million OP units owned by the Blackstone limited partners.

   . Remove the interest expense on the $600 million of debt assumed in the Blackstone Acquisition.

  . Record interest income that was eliminated in connection with the Blackstone Acquisition.

                                   HOST REIT
                       UNAUDITED PRO FORMA BALANCE SHEET

                                 JUNE 19, 1998
                      100% PARTICIPATION WITH NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                                                                             REIT
                          OPERATING                         ADDITIONAL       2000
                         PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA     PRO FORMA
                          PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS   ADJUSTMENTS
                         ----------- -----------  --------- -----------   -----------
         ASSETS
Property and equipment,
 net....................   $6,985       $--        $6,985     $(1,450)(E)   $5,535
Notes and other
 receivables, net.......      301        --           301         (63)(E)      238
Due from managers.......       12        --            12          (5)(E)        7
Investments in
 affiliates.............       72        --            72         --            72
Other assets............      461        --           461         --           461
Receivable from Lessee
 for working capital....      100        --           100         --           100
Cash, cash equivalents
 and short-term
 marketable securities..      111        --           111         262 (E)      373
                           ------       ----       ------     -------       ------
    Total assets........   $8,042       $--        $8,042     $(1,256)      $6,786
                           ======       ====       ======     =======       ======
 LIABILITIES AND EQUITY
Debt....................   $5,273        --         5,273       $(600)(E)   $4,673
Convertible debt
 obligation to Host
 Marriott Corporation...      567       (567)(A)      --          --           --
Accounts payable and
 accrued expenses.......       84        --            84         --            84
Deferred income taxes...      275        --           275         181 (D)      456
Other liabilities.......      702        --           702         (31)(E)      671
                           ------       ----       ------     -------       ------
    Total liabilities...    6,901       (567)       6,334        (450)       5,884
                           ------       ----       ------     -------       ------
Convertible Preferred
 Securities.............      --         550 (A)      550         --           550
Minority interest.......       11        213 (B)      224        (205)(E)       19
Limited Partner
 interests of third
 parties at redemption
 value (on a pro forma
 basis 47.3 million OP
 units outstanding).....      701       (701)(C)      --          --           --
Equity
  General Partner (on a
   pro forma basis 0.2
   million OP Units
   outstanding).........      --         --           --          --           --
  Limited Partner
   interests of Host
   REIT (on a pro forma
   basis 204.0 million
   OP Units
   outstanding).........      429       (429)(C)      --          --           --
  Shareholders' Equity
   (on a pro forma basis
   600 million shares
   authorized; 204.2
   million issued and
   outstanding).........      --          17 (A)      934        (420)(E)      333
                                        (213)(B)                 (181)(D)
                                         701 (C)
                                         429 (C)
                           ------       ----       ------     -------       ------
                           $8,042       $--        $8,042     $(1,256)      $6,786
                           ======       ====       ======     =======       ======

                                   HOST REIT
                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                            FIRST TWO QUARTERS 1998
                      100% PARTICIPATION WITH NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA   REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS  PRO FORMA
                          ----------- -----------  --------- -----------  ---------
REVENUE
  Rental revenues.......     $ 342       $--         $ 342      $ (39)(F)   $ 303
  Other revenues........         3        --             3        --            3
                             -----       ----        -----      -----       -----
    Total revenues......       345        --           345        (39)        306
                             -----       ----        -----      -----       -----
OPERATING COSTS AND EX-
 PENSE
  Hotels................       264        --           264        (41)(F)     223
  Other.................         5        --             5        --            5
                             -----       ----        -----      -----       -----
    Total operating
     costs and ex-
     penses.............       269        --           269        (41)        228
                             -----       ----        -----      -----       -----
OPERATING PROFIT........        76        --            76          2          78
Minority interest.......       (11)        29 (B)       18        (26)(F)      (8)
Corporate expenses......       (20)       --           (20)       --          (20)
Interest expense........      (224)        18 (A)     (206)        24 (F)    (182)
Dividends on Convertible
 Preferred Securities...       --         (17)(A)      (17)       --          (17)
Interest income.........        13        --            13          4 (F)      17
                             -----       ----        -----      -----       -----
Income (loss) before in-
 come taxes.............      (166)        30         (136)         4        (132)
Benefit (provision) for
 income taxes...........         8         (1)(D)        7         47 (D)      54
                             -----       ----        -----      -----       -----
Income (loss) before ex-
 traordinary items......     $(158)      $ 29        $(129)     $  51       $ (78)
                             =====       ====        =====      =====       =====
Diluted loss per share..                              (.63)                  (.39)
                                                     =====                  =====

                                   HOST REIT

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                                FISCAL YEAR 1997
                      100% PARTICIPATION WITH NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA   REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS  PRO FORMA
                          ----------- -----------  --------- -----------  ---------

REVENUE
  Rental revenues.......    $1,119       $ --       $1,119      $(122)(F)   $ 997
  Equity in earnings
   (losses) of affili-
   ates.................        (2)        --           (2)       --           (2)
  Other revenues........         3         --            3        --            3
                            ------       -----      ------      -----       -----
    Total revenues......     1,120         --        1,120       (122)        998
                            ------       -----      ------      -----       -----
OPERATING COSTS AND EX-
 PENSE
  Hotels................       587         --          587        (87)(F)     500
  Other.................        11         --           11        --           11
                            ------       -----      ------      -----       -----
    Total operating
     costs and ex-
     penses.............       598         --          598        (87)        511
                            ------       -----      ------      -----       -----
OPERATING PROFIT........       522         --          522        (35)        487
Minority interest.......       (10)         (2)(B)     (12)         2 (F)     (10)
Corporate expenses......       (44)                    (44)       --          (44)
Interest expense .......      (485)         38 (A)    (447)        48 (F)    (399)
Dividends on Convertible
 Preferred Securities...       --          (37)(A)     (37)       --          (37)
Interest income.........        27         --           27          7 (F)      34
                            ------       -----      ------      -----       -----
Income (loss) before in-
 come taxes.............        10          (1)          9         22          31
Benefit (provision) for
 income taxes...........        (1)        --  (D)      (1)       (12)(D)     (13)
                            ------       -----      ------      -----       -----
Income (loss) before ex-
 traordinary items......    $    9       $  (1)     $    8      $  10       $  18
                            ======       =====      ======      =====       =====
Diluted earnings per
 share..................                            $  .04                  $ .09
                                                    ======                  =====

                                   HOST REIT

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                     100% PARTICIPATION WITH NOTES ISSUED

A. Represents the following adjustments:

   . Adjustment to remove $567 million of convertible debt obligations to Host Marriott which eliminates in consolidation.

   . Record the $550 million of convertible preferred securities held by Host REIT.

   . Record $17 million adjustment to equity for the elimination in consolidation of the convertible debt obligation to Host Marriott.

   . Remove Interest of $18 million and $38 million, respectively, on $567 million of convertible debt obligation to Host Marriott.

   . Record dividends of $17 million and $37 million, respectively, on the $550 million of convertible preferred securities.


B. Represents the adjustment to present the Limited Partner interests of third parties in the Operating Partnership as minority interest in Host REIT and the reflection of Operating Partnership income allocable to the third party Limited Partners as minority interest expense of Host REIT as follows:

   . Record $213 million minority interest liability representing Limited Partner interests of third parties (47.3 million OP Units out of total OP Units of 251.5 million) pro rata share of total combined Operating Partnership equity and Limited Partner interests of third parties at redemption value.

   . Record adjustment to shareholders' equity of $213 million to record the Limited Partner interests of third parties as minority interest.

   . Record minority expense based on the Limited Partners interests of third parties pro rata share of Operating Partnership net income (47.3 million OP Units out of total OP Units of 251.5 million).

C. Represents the adjustment to eliminate the Partner's Capital of the Operating Partnership and record the Common Stock, Additional Paid-in Capital, and Retained Earnings of Host REIT.

D. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, Host REIT would be subject to federal income taxes. This adjustment records Host REIT's tax (benefit) provision, assuming the REIT Conversion did not occur in time for Host REIT to elect REIT status.

E. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the Blackstone Acquisition may not occur. The following adjustments remove the Blackstone Acquisition from the REIT pro forma financial information:

   .  Remove property and equipment of $1,450 million.

   .  Remove mortgage note receivable of $63 million.

   .  Remove due from managers of $5 million.

   .  Add back $262 million of cash used to make the Blackstone Acquisition.

   .  Remove the assumption of mortgage debt of $600 million.

   . Remove the 43.7 million OP Units with an estimated fair value of $656 million using an assumed Host Marriott stock price of $15.00 (which includes the value of Crestline since Blackstone will receive shares of Crestline in addition to OP Units).

   . Remove minority interest liability of $205 million associated with the Blackstone limited partner interest (43.7 million OP Units) in the Operating Partnership.

   . Net effect on equity on the removal of the minority interest liability, Blackstone assets and liabilities, and recording of deferred income taxes.

F. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the Blackstone Acquisition may not occur. The following adjustments remove the Blackstone Acquisition from the REIT pro forma financial information:

  . Remove rental revenues and hotel operation expenses applicable to the Blackstone Acquisition.

  . Remove the minority interest associated with the 43.7 million OP Units owned by the Blackstone limited partners.

  . Remove the interest expense on the $600 million of debt assumed in the Blackstone Acquisition.

  . Record interest income that was eliminated in connection with the Blackstone Acquisition.

                                   HOST REIT

                       UNAUDITED PRO FORMA BALANCE SHEET

                                 JUNE 19, 1998
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA    REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS   PRO FORMA
                          ----------- -----------  --------- -----------   ---------
         ASSETS
Property and equipment,
 net....................    $6,504       $--        $6,504     $(1,450)(E)  $5,054
Notes and other receiv-
 ables, net.............       304        --           304         (63)(E)     241
Due from managers.......        23        --            23          (5)(E)      18
Investments in affili-
 ates...................       166        --           166         --          166
Other assets............       429        --           429         --          429
Receivable from Lessee
 for working capital....        75        --            75         --           75
Cash, cash equivalents
 and short-term market-
 able securities........       109        --           109         262 (E)     371
                            ------       ----       ------     -------      ------
  Total assets..........    $7,610       $--        $7,610     $(1,256)     $6,354
                            ======       ====       ======     =======      ======
 LIABILITIES AND EQUITY
Debt....................    $4,723       $--        $4,723     $  (600)(E)  $4,123
Convertible debt obliga-
 tion to Host Marriott
 Corporation............       567       (567)(A)      --          --          --
Accounts payable and ac-
 crued expenses.........        76        --            76         --           76
Deferred income taxes...       275        --           275         181 (D)     456
Other liabilities.......       728        --           728         (31)(E)     697
                            ------       ----       ------     -------      ------
  Total liabilities.....     6,369       (567)       5,802        (450)      5,352
                            ------       ----       ------     -------      ------
Minority interest.......        46        228 (B)      274        (216)(E)      58
Convertible Preferred
 Securities.............       --         550 (A)      550         --          550
Limited Partner
 interests of third
 parties at redemption
 value (on a pro forma
 basis 48.2 million OP
 units outstanding).....       712       (712)(C)      --          --          --
Equity
  General Partner (on a
   pro forma basis 0.2
   million OP Units
   outstanding).........       --         --           --          --          --
  Limited Partner
   interests of Host
   REIT (on a pro forma
   basis 48.2 million OP
   Units outstanding)...       483       (483)(C)      --          --          --
  Shareholders' Equity
   (on a pro forma basis
   600 million shares
   authorized; 204.2
   million issued and
   outstanding).........       --          17 (A)      984        (181)(D)     394
                                         (228)(B)                 (409)(E)
                                          483 (C)
                                          712 (C)
                            ------       ----       ------     -------      ------
                            $7,610       $--        $7,610     $(1,256)     $6,354
                            ======       ====       ======     =======      ======

                                   HOST REIT

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                            FIRST TWO QUARTERS 1998
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA   REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS  PRO FORMA
                          ----------- -----------  --------- -----------  ---------
REVENUE
  Rental revenues.......     $ 265       $--        $  265      $(39)(F)    $ 226
  Hotel revenues........       136        --           136       --           136
  Equity in earnings of
   affiliates...........        18        --            18       --            18
  Other revenues........         3        --             3       --             3
                             -----       ----       ------      ----        -----
    Total revenues......       422        --           422       (39)         383
                             -----       ----       ------      ----        -----
OPERATING COSTS AND EX-
 PENSE
  Hotels................       282        --           282       (41)(F)      241
  Other.................         5        --             5       --             5
                             -----       ----       ------      ----        -----
    Total operating
     costs and ex-
     penses.............       287        --           287       (41)         246
                             -----       ----       ------      ----        -----
OPERATING PROFIT........       135        --           135         2          137
Minority interest.......       (46)        22 (B)      (24)      (20)(F)      (44)
Corporate expenses......       (20)       --           (20)      --           (20)
Interest expense........      (202)        18 (A)     (184)       24 (F)     (160)
Dividends on Convertible
 Preferred Securities...       --         (17)(A)      (17)      --           (17)
Interest income.........        12        --            12         4 (F)       16
                             -----       ----       ------      ----        -----
Income (loss) before in-
 come taxes.............      (121)        23          (98)       10          (88)
Benefit (provision) for
 income taxes...........         6         (1)(D)        5        31(D)        36
                             -----       ----       ------      ----        -----
Income (loss) before ex-
 traordinary items......     $(115)      $ 22       $  (93)     $ 41        $ (52)
                             =====       ====       ======      ====        =====
Diluted loss per share..                            $(.46)                  $(.26)
                                                    ======                  =====

                                   HOST REIT

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                                FISCAL YEAR 1997
             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA   REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS  PRO FORMA
                          ----------- -----------  --------- -----------  ---------
REVENUE
  Rental revenues.......    $  873       $--        $  873      $(122)(F)   $ 751
  Hotel revenues........       226        --           226        --          226
  Equity in earnings
   (losses) of affili-
   ates.................        16        --            16        --           16
  Other revenues........         3        --             3        --            3
                            ------       ----       ------      -----       -----
    Total revenues......     1,118        --         1,118       (122)        996
                            ------       ----       ------      -----       -----
OPERATING COSTS AND EX-
 PENSE
  Hotels................       582        --           582        (87)(F)     495
  Other.................        11        --            11        --           11
                            ------       ----       ------      -----       -----
    Total operating
     costs and ex-
     penses.............       593        --           593        (87)        506
                            ------       ----       ------      -----       -----
OPERATING PROFIT               525        --           525        (35)        490
Minority interest.......       (45)        (4)(B)      (49)         4 (F)     (45)
Corporate expenses......       (44)       --           (44)       --          (44)
Interest expense........      (445)        38 (A)     (407)        48 (F)    (359)
Dividends on Convertible
 Preferred Securities...       --         (37)(A)      (37)       --          (37)
Interest income.........        25        --            25          7 (F)      32
                            ------       ----       ------      -----       -----
Income (loss) before in-
 come taxes.............        16         (3)          13         24          37
Benefit (provision) for
 income taxes...........        (1)       --  (D)       (1)       (14)(D)     (15)
                            ------       ----       ------      -----       -----
Income (loss) before ex-
 traordinary items......    $   15       $ (3)      $   12      $  10       $  22
                            ======       ====       ======      =====       =====
Diluted earnings per
 share..................                            $  .05                  $ .11
                                                    ======                  =====

                                   HOST REIT

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

             SINGLE PARTNERSHIP PARTICIPATION WITH NO NOTES ISSUED

A. Represents the following adjustments:

   . Adjustment to remove $567 million of convertible debt obligation to Host Marriott which eliminates in consolidation.

   . Record the $550 million of convertible preferred securities held by Host REIT.

   . Record $17 million adjustment to equity for the elimination in consolidation of the convertible debt obligation to Host Marriott.

   . Remove interest of $18 million and $38 million, respectively, on $567 million of convertible debt obligation to Host Marriott.

   . Record dividends of $17 million and $37 million, respectively, on the $550 million of convertible preferred securities.

B. Represents the adjustment to present the Limited Partner interests of third parties in the Operating Partnership as minority interest in Host REIT and the reflection of Operating Partnership income allocable to the third party Limited Partners as minority interest expense of Host REIT as follows:

   . Record $363 million minority interest liability representing Limited Partner interests of third parties (70.3 million OP Units out of total OP Units of 274.5 million) pro rata share of total combined Operating Partnership equity and Limited Partner interests of third parties at redemption value.

   . Record adjustment to shareholders' equity of $363 million to record the Limited Partner interests of third parties as minority interest.

   . Record minority expense based on the Limited Partner interests of third parties pro rata share of Operating Partnership net income (70.3 million OP Units out of total OP Units of 274.5 million).

C. Represents the adjustment to eliminate the Partner's Capital of the Operating Partnership and record the Common Stock, Additional Paid-in Capital, and Retained Earnings of Host REIT.

D. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, Host REIT would be subject to federal income taxes. This adjustment records Host REIT's tax (benefit) provision assuming the REIT Conversion did not occur in time for Host REIT to elect REIT status.

E. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the Blackstone Acquisition may not occur. The following adjustments remove the Blackstone Acquisition from the REIT pro forma financial information:

   .  Remove property and equipment of $1,450 million.

   .  Remove mortgage note receivable of $63 million.

   .  Remove due from managers of $5 million.

   .  Add back $262 million of cash used to make the Blackstone Acquisition.

   .  Remove the assumption of mortgage debt of $600 million.

   . Remove the 43.7 million OP Units with an estimated fair value of $656 million using an assumed Host Marriott stock price of $15.00 (which includes the value of Crestline since Blackstone will receive shares of Crestline in addition to OP Units).

   . Remove minority interest liability of $286 million associated with the Blackstone limited partner interest (43.7 million OP Units) in the Operating Partnership.

   . Net effect on equity of the removal of the minority interest liability, Blackstone assets and liabilities, and recording of deferred income taxes.

F. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the Blackstone Acquisition may not occur. The following adjustments remove the Blackstone Acquisition from the REIT pro forma financial information:

   . Remove rental revenues and hotel operating expenses applicable to the Blackstone Acquisition.

   . Remove the minority interest associated with the 43.7 million OP units owned by the Blackstone limited partners.

   . Remove the interest expense on the $600 million of debt assumed in the Blackstone Acquisition.

   . Record interest income that was eliminated in connection with the Blackstone Acquisition.

                                   HOST REIT
                       UNAUDITED PRO FORMA BALANCE SHEET

                                 JUNE 19, 1998
               SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                          OPERATING                         ADDITIONAL
                         PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA    REIT 2000
                          PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS   PRO FORMA
                         ----------- -----------  --------- -----------   ---------
         ASSETS
Property and equipment,
 net....................   $6,503       $--        $6,503     $(1,450)(E)  $5,053
Notes and other
 receivables, net.......      304        --           304         (63)(E)     241
Due from managers.......       23        --            23          (5)(E)      18
Investments in
 affiliates.............      166        --           166         --          166
Other assets............      429        --           429         --          429
Receivable from Lessee
 for working capital....       75        --            75         --           75
Cash, cash equivalents
 and short-term
 marketable securities..      109        --           109         262 (E)     371
                           ------       ----       ------     -------      ------
    Total assets........   $7,609       $--        $7,609     $(1,256)     $6,353
                           ======       ====       ======     =======      ======
 LIABILITIES AND EQUITY
Debt....................   $4,733        --         4,733     $  (600)(E)  $4,133
Convertible debt
 obligation to Host
 Marriott Corporation...      567       (567)(A)      --          --          --
Accounts payable and
 accrued expenses.......       76        --            76         --           76
Deferred income taxes...      275        --           275         181 (D)     456
Other liabilities.......      728        --           728         (31)(E)     697
                           ------       ----       ------     -------      ------
    Total liabilities...    6,379       (567)       5,812        (450)      5,362
                           ------       ----       ------     -------      ------
Convertible Preferred
 Securities.............      --         550 (A)      550         --          550
Minority interest.......       46        223 (B)      269        (214)(E)      55
Limited Partner
 interests of third
 parties at redemption
 value (on a pro forma
 basis 47.3 million OP
 units outstanding).....      701       (701)(C)      --          --          --
Equity
  General Partner (on a
   pro forma basis 0.2
   million OP Units
   outstanding).........      --         --           --          --          --
  Limited Partner
   interests of Host
   REIT (on a pro forma
   basis 204.0 million
   OP Units
   outstanding).........      483       (483)(C)      --          --          --
  Shareholders' Equity
   (on a pro forma basis
   600 million shares
   authorized; 204.2
   million issued and
   outstanding).........      --          17 (A)      978        (181)(D)     386
                                        (223)(B)                 (411)(E)
                                         701 (C)
                                         483 (C)
                           ------       ----       ------     -------      ------
                           $7,609       $--        $7,609     $(1,256)     $6,353
                           ======       ====       ======     =======      ======

                                   HOST REIT
                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                            FIRST TWO QUARTERS 1998
               SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA   REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS  PRO FORMA
                          ----------- -----------  --------- -----------  ---------
REVENUE
  Rental revenues.......     $ 265       $--         $265       $ (39)(F)   $ 226
  Hotel revenues........       136        --          136         --          136
  Equity in earning of
   affiliate............        18        --           18         --           18
  Other revenues........         3        --            3         --            3
                             -----       ----        ----       -----       -----
    Total revenues......       422        --          422         (39)(F)     383
                             -----       ----        ----       -----       -----
OPERATING COSTS AND EX-
 PENSE
  Hotels................       282        --          282         (41)(F)     241
  Other.................         5        --            5         --            5
                             -----       ----        ----       -----       -----
    Total operating
     costs and ex-
     penses.............       287        --          287         (41)        246
                             -----       ----        ----       -----       -----
OPERATING PROFIT........       135        --          135           2         137
Minority interest.......       (46)        22 (B)     (24)        (20)(F)     (44)
Corporate expenses......       (20)       --          (20)        --          (20)
Interest expense........      (202)        18 (A)    (184)         24 (F)    (160)
Dividends on Convertible
 Preferred Securities...       --         (17)(A)     (17)        --          (17)
Interest income.........        12        --           12           4 (F)      16
                             -----       ----        ----       -----       -----
Income (loss) before in-
 come taxes.............      (121)        23         (98)         10         (88)
Benefit (provision) for
 income taxes...........         6         (1)(D)       5          31 (D)      36
                             -----       ----        ----       -----       -----
Income (loss) before ex-
 traordinary items......     $(115)      $ 22        $(93)      $  41       $ (52)
                             =====       ====        ====       =====       =====
Diluted loss per share..                             (.46)                   (.25)
                                                     ====                   =====

                                   HOST REIT

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                                FISCAL YEAR 1997
               SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED
            (IN MILLIONS, EXCEPT PER OP UNIT AND PER SHARE AMOUNTS)

                           OPERATING                         ADDITIONAL
                          PARTNERSHIP  PRO FORMA   HOST REIT  PRO FORMA   REIT 2000
                           PRO FORMA  ADJUSTMENTS  PRO FORMA ADJUSTMENTS  PRO FORMA
                          ----------- -----------  --------- -----------  ---------

REVENUE
  Rental revenues.......    $  873       $ --       $  873      $(122)(F)   $ 751
  Hotel revenues........       226         --          226        --          226
  Equity in earnings
   (losses) of affili-
   ates.................        16         --           16        --           16
  Other revenues........         3         --            3        --            3
                            ------       -----      ------      -----       -----
    Total revenues......     1,118         --        1,118       (122)        996
                            ------       -----      ------      -----       -----
OPERATING COSTS AND EX-
 PENSE
  Hotels................       582         --          582        (87)(F)     495
  Other.................        11         --           11        --           11
                            ------       -----      ------      -----       -----
    Total operating
     costs and ex-
     penses.............       593         --          593        (87)        506
                            ------       -----      ------      -----       -----
OPERATING PROFIT........       525         --          525        (35)        490
Minority interest.......       (45)          3 (B)     (42)        (3)(F)     (45)
Corporate expenses......       (44)                    (44)       --          (44)
Interest expense .......      (446)         38 (A)    (408)        48 (F)    (360)
Dividends on Convertible
 Preferred Securities...       --          (37)(A)     (37)       --          (37)
Interest income.........        25         --           25          7 (F)      32
                            ------       -----      ------      -----       -----
Income (loss) before in-
 come taxes.............        15           4          19         17          36
Benefit (provision) for
 income taxes...........        (1)        --  (D)      (1)       (14)(D)     (15)
                            ------       -----      ------      -----       -----
Income (loss) before ex-
 traordinary items......    $   14       $   4      $   18      $   3       $  21
                            ======       =====      ======      =====       =====
Diluted earnings per
 share..................                            $  .06                  $ .10
                                                    ======                  =====

                                   HOST REIT

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

              SINGLE PARTNERSHIP PARTICIPATION WITH NOTES ISSUED

A. Represents the following adjustments:

   . Adjustment to remove $567 million of convertible debt obligations to Host Marriott which eliminates in consolidation.

   . Record the $550 million of convertible preferred securities held by Host REIT.

   . Record $17 million adjustment to equity for the elimination in consolidation of the convertible debt obligation to Host Marriott.

   . Remove Interest of $18 million and $38 million, respectively, on $567 million of convertible debt obligation to Host Marriott.

   . Record dividends of $17 million and $37 million, respectively, on the $550 million of convertible preferred securities.


B. Represents the adjustment to present the Limited Partner interests of third parties in the Operating Partnership as minority interest in Host REIT and the reflection of Operating Partnership income allocable to the third party Limited Partners as minority interest expense of Host REIT as follows:

   . Record $213 million minority interest liability representing Limited Partner interests of third parties (47.3 million OP Units out of total OP Units of 251.5 million) pro rata share of total combined Operating Partnership equity and Limited Partner interests of third parties at redemption value.

   . Record adjustment to shareholders' equity of $213 million to record the Limited Partner interests of third parties as minority interest.

   . Record minority expense based on the Limited Partners interests of third parties pro rata share of Operating Partnership net income (47.3 million OP Units out of total OP Units of 251.5 million).

C. Represents the adjustment to eliminate the Partner's Capital of the Operating Partnership and record the Common Stock, Additional Paid-in Capital, and Retained Earnings of Host REIT.

D. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, Host REIT would be subject to federal income taxes. This adjustment records Host REIT's tax (benefit) provision, assuming the REIT Conversion did not occur in time for Host REIT to elect REIT status.

E. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the Blackstone Acquisition may not occur. The following adjustments remove the Blackstone Acquisition from the REIT pro forma financial information:

   .  Remove property and equipment of $1,450 million.

   .  Remove mortgage note receivable of $63 million.

   .  Remove due from managers of $5 million.

   .  Add back $262 million of cash used to make the Blackstone Acquisition.

   .  Remove the assumption of mortgage debt of $600 million.

   . Remove the 43.7 million OP Units with an estimated fair value of $656 million using an assumed Host Marriott stock price of $15.00 (which includes the value of Crestline since Blackstone will receive shares of Crestline in addition to OP Units).

   . Remove minority interest liability of $205 million associated with the Blackstone limited partner interest (43.7 million OP Units) in the Operating Partnership.

   . Net effect on equity on the removal of the minority interest liability, Blackstone assets and liabilities, and recording of deferred income taxes.

F. If the REIT Conversion does not occur in time for Host REIT to elect REIT status effective January 1, 1999, the Blackstone Acquisition may not occur. The following adjustments remove the Blackstone Acquisition from the REIT pro forma financial information:

   . Remove rental revenues and hotel operation expenses applicable to the Blackstone Acquisition.

   . Remove the minority interest associated with the 43.7 million OP Units owned by the Blackstone limited partners.

   . Remove the interest expense on the $600 million of debt assumed in the Blackstone Acquisition.

   . Record interest income that was eliminated in connection with the Blackstone Acquisition.

                  PRO FORMA FINANCIAL STATEMENTS OF CRESTLINE

  The unaudited pro forma condensed consolidated statements of operations of Crestline reflect the following transactions for the First Two Quarters 1998 and for the fiscal year ended January 2, 1998, as if such transactions had been completed at the beginning of each of the periods:

  . 1997 acquisition of Forum Group, Inc. (the "Forum Acquisition") and one additional senior living community

  . 1998 refinancing of a $92 million note payable to Marriott International with a $92 million note payable to Host Marriott, which will be contributed capital in connection with the REIT Conversion

  . 1998 retirement of $26 million of debt through a capital contribution from Host Marriott

  . 1998 acquisition of one senior living community

  . 1998 acquisition of minority interests in certain consolidated subsidiaries of Crestline through contributions from Host Marriott

  . 1998 spin off of Crestline by Host Marriott and the concurrent lease or sublease of hotels from Host REIT

  . 1998 adoption of EITF 97-2 to reflect the change in presentation to present property-level sales and operating expenses

  . Contribution of $14.8 million of unsecured intercompany debt by Host to Crestline in connection with the REIT Conversion.

  . Contribution to Crestline from Host of a 5% interest in a joint venture which holds an approximate $130 million mortgage note from a consolidated subsidiary of Host in connection with the REIT Conversion.

  . Adjustment to corporate expenses as if Crestline were operated on a stand alone basis, partially offset by the asset management fee charged to Host REIT.

  The adjustments to the unaudited pro forma balance sheet of Crestline reflect the lease and sublease of substantially all of Host Marriott's owned or leased hotels and certain other transactions as described herein in conjunction with the REIT Conversion.

  In 1998, Crestline acquired one senior living community for $21 million. Also, during 1998, Host Marriott prepaid approximately $26 million of Crestline's mortgage debt and repaid $92 million of unsecured debt to Marriott International. The prepayment was recorded as a capital contribution to Crestline and the $92 million was repaid in exchange for a $92 million note due to Host Marriott with similar terms. The $92 million note will be contributed capital in connection with the REIT Conversion.

  In 1997, Host Marriott Corporation acquired 29 senior living communities from Marriott International and concurrently contributed all of the assets and liabilities obtained in the Forum Acquisition to Crestline. In addition, during 1997, Crestline acquired 49% of the remaining 50% interest in Leisure Park Venture Limited Partnership which owns a 418-unit retirement community in New Jersey for approximately $23 million, including the assumption of approximately $15 million in debt. Crestline currently owns 99% of the partnership.

  The unaudited pro forma financial statements present the financial position and the results of operations of Crestline as if the transactions described above were completed. These presentations do not purport to represent what Crestline's results of operations would actually have been if the transactions described above had in fact occurred on such date or at the beginning of such period or to project Crestline's results of operations for any future date or period.

  The unaudited pro forma financial statements are based upon certain assumptions, as set forth in the notes to the unaudited pro forma financial statements, that Crestline believes are reasonable under the circumstances and should be read in conjunction with the Consolidated Financial Statements and Notes thereto for HMC Senior Communities, Inc included elsewhere herein.

                         CRESTLINE CAPITAL CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET

                              AS OF JUNE 19, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          LEASE
                                             HISTORICAL CONVERSION    PRO FORMA
                                             ---------- ----------    ---------
                  ASSETS
Property and equipment, net................   $643,641   $    --      $643,641
Amounts due from Marriott International....      9,006        --         9,006
Other assets...............................      3,523    100,000(A)   110,005
                                                            6,482(B)
Restricted cash............................     12,056        --        12,056
Cash and cash equivalents..................     19,113     15,000(B)    34,113
                                              --------   --------     --------
  Total assets.............................   $687,339   $121,482     $808,821
                                              ========   ========     ========
   LIABILITIES AND SHAREHOLDER'S EQUITY
Debt, including $107 million in notes due
 to Host Marriott Corporation..............   $321,752   $(92,195)(B) $214,757
                                                          (14,800)(B)
Deferred income taxes......................     61,715        --        61,715
Due to Host Marriott Corporation, net......     10,580    100,000(A)   110,580
Accounts payable and other accrued liabili-
 ties......................................      9,122        --         9,122
Deferred revenue...........................      1,532        --         1,532
                                              --------   --------     --------
  Total liabilities........................    404,701     (6,995)     397,706
                                              --------   --------     --------
Shareholder's equity
Common stock, 100 shares authorized, issued
 and outstanding ..........................        --         --           --
Additional paid-in capital.................    278,783     92,195(B)   407,260
                                                           15,000(B)
                                                            6,482(B)
                                                           14,800(B)
Retained earnings..........................      3,855        --         3,855
                                              --------   --------     --------
  Total shareholder's equity...............    282,638    128,477      411,115
                                              --------   --------     --------
  Total liabilities and shareholder's equi-
   ty......................................   $687,339   $121,452     $808,821
                                              ========   ========     ========


 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                         CRESTLINE CAPITAL CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                            FIRST TWO QUARTERS 1998
                                 (IN THOUSANDS)

                                          D            E           F        G           H
                                         DEBT
                                     REFINANCING/              CORPORATE  HOTEL    ADOPTION OF
                          HISTORICAL  REPAYMENTS  ACQUISITIONS EXPENSES   LEASES    EITF 97-2   PRO FORMA
                          ---------- ------------ ------------ --------- --------  -----------  ----------
REVENUES
Hotels
 Rooms..................   $    --     $   --        $ --       $   --   $    --   $1,253,965   $1,253,965
 Food and beverage......        --         --          --           --        --      580,929      580,929
 Other..................        --         --          --           --        --      116,217      116,217
 House profit...........        --         --          --           --    792,500    (792,500)         --
                           --------    -------       -----      -------  --------  ----------   ----------
 Total hotels...........        --         --          --           --    792,500   1,158,611    1,951,111
                           --------    -------       -----      -------  --------  ----------   ----------
Senior living
 communities
 Routine................     37,256        --           84          --        --       62,066       99,406
 Ancillary..............      1,996        --            1          --        --        8,942       10,939
                           --------    -------       -----      -------  --------  ----------   ----------
 Total senior living
  communities...........     39,252        --           85          --        --       71,008      110,345
                           --------    -------       -----      -------  --------  ----------   ----------
 Total revenues.........     39,252        --           85          --    792,500   1,229,619    2,061,456
                           --------    -------       -----      -------  --------  ----------   ----------
OPERATING COSTS AND
 EXPENSES
Hotels
 Property-level costs
  and expenses
 Rooms..................        --         --          --           --        --      481,114      481,114
 Food and beverage......        --         --          --           --        --      498,705      498,705
 Other department costs
  and deductions........        --         --          --           --        --      178,792      178,792
                           --------    -------       -----      -------  --------  ----------   ----------
  Total property-level
   hotel cost and
   expenses.............        --         --          --           --        --    1,158,611    1,158,611
                           --------    -------       -----      -------  --------  ----------   ----------
 Management fees and
  other.................        --         --          --           --    148,300         --       148,300
 Lease expense..........        --         --          --           --    622,916         --       622,916
                           --------    -------       -----      -------  --------  ----------   ----------
  Total hotels..........        --         --          --           --    771,216   1,158,611    1,929,827
                           --------    -------       -----      -------  --------  ----------   ----------
Senior living
 communities
 Property-level costs
  and expenses
 Routine................        --         --          --           --        --       62,066       62,066
 Ancillary..............        --         --          --           --        --        8,942        8,942
                           --------    -------       -----      -------  --------  ----------   ----------
  Total property-level
   community costs and
   expenses.............        --         --          --           --        --       71,008       71,008
 Other operating costs
  and expenses..........     19,206        --           49          --        --          --        19,255
                           --------    -------       -----      -------  --------  ----------   ----------
  Total senior living
   communities..........     19,206        --           49          --        --       71,008       90,263
                           --------    -------       -----      -------  --------  ----------   ----------
  Total operating costs
   and expenses.........     19,206        --           49          --    771,216   1,229,619    2,020,090
                           --------    -------       -----      -------  --------  ----------   ----------
Operating profit .......     20,046        --           36          --     21,284         --        41,366
Corporate expenses......     (1,616)       --          --        (6,307)      --          --        (7,923)
Interest expense........    (13,185)     4,800         --           --     (2,769)        --       (11,154)
Interest income.........        681        --            6          --        261         --           948
                           --------    -------       -----      -------  --------  ----------   ----------
Income (loss) before
 income taxes...........      5,926      4,800          42       (6,307)   18,776         --        23,237
Benefit (provision) for
 income taxes...........     (2,429)    (1,969)        (17)       2,586    (7,698)        --        (9,527)
                           --------    -------       -----      -------  --------  ----------   ----------
Income (loss) before
 extraordinary item.....   $  3,497    $ 2,831       $  25      $(3,721) $ 11,078  $      --    $   13,710
                           ========    =======       =====      =======  ========  ==========   ==========

             See Notes to Unaudited Pro Forma Financial Statements.

                         CRESTLINE CAPITAL CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                       FISCAL YEAR ENDED JANUARY 2, 1998
                                 (IN THOUSANDS)

                                         C           D            E           F         G            H
                                                    DEBT
                                       FORUM    REFINANCING/              CORPORATE   HOTEL     ADOPTION OF
                         HISTORICAL ACQUISITION  REPAYMENT   ACQUISITIONS EXPENSES    LEASES     EITF 97-2   PRO FORMA
                         ---------- ----------- ------------ ------------ --------- ----------  -----------  ----------
REVENUES
Hotels
 Room..................   $    --     $   --      $   --       $   --      $   --   $      --   $ 2,460,816  $2,460,816
 Food and beverage.....        --         --          --           --          --          --     1,156,017   1,156,017
 Other.................        --         --          --           --          --          --       248,471     248,471
 House profit..........        --         --          --           --          --    1,469,400   (1,469,400)        --
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
  Total hotels.........        --         --          --           --          --    1,469,400    2,395,904   3,865,304
Senior living
 communities...........
 Routine...............     35,473     30,859         --         7,031         --          --       127,135     200,498
 Ancillary.............      1,427      1,983         --           188         --          --        18,693      22,291
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
  Total senior living
   communities.........     36,900     32,842         --         7,219         --          --       145,828     222,789
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
  Total revenues.......     36,900     32,842         --         7,219         --    1,469,400    2,541,732   4,088,093
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
OPERATING COSTS AND
 EXPENSES
Hotels
 Property-level costs
  and expenses
 Rooms.................        --         --          --           --          --          --       939,345     939,345
 Food and beverage.....        --         --          --           --          --          --     1,048,661   1,048,661
 Other department costs
  and deductions.......        --         --          --           --          --          --       407,898     407,898
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
  Total property-level
   hotel costs and ex-
   penses..............        --         --          --           --          --          --     2,395,904   2,395,904
 Management fees and
  other................        --         --          --           --          --      267,000          --      267,000
 Lease expense.........        --         --          --           --          --    1,163,405          --    1,163,405
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
  Total hotels.........        --         --          --           --          --    1,430,405    2,395,904   3,826,309
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
Senior living communi-
 ties
 Property-level costs
  and expenses                                                                                                      --
 Routine...............        --         --          --           --          --          --       127,135     127,135
 Ancillary.............        --         --          --           --          --          --        18,693      18,693
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
  Total property-level
   community costs and
   expenses............        --         --          --           --          --          --       145,828     145,828
 Other operating costs
  and expenses.........     20,929     17,977         --         4,733         --          --           --       43,639
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
  Total senior living
   communities.........     20,929     17,977         --         4,733         --          --       145,828     189,467
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
  Total operating costs
   and expenses........     20,929     17,977         --         4,733         --    1,430,405    2,541,732   4,015,776
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
Operating profit ......     15,971     14,865         --         2,486         --       38,995          --       72,317
Corporate expenses.....     (2,304)    (5,115)        --           745      (6,826)        --           --      (13,500)
Interest expense.......    (13,396)    (9,630)      7,312       (2,118)        --       (6,000)         --      (23,832)
Interest income........        336        598         --           --          --          567          --        1,501
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
Income (loss) before
 income taxes..........        607        718       7,312        1,113      (6,826)     33,562          --       36,486
Benefit (provision) for
 income taxes..........       (249)      (294)     (2,998)        (456)      2,799     (13,760)         --      (14,958)
                          --------    -------     -------      -------     -------  ----------  -----------  ----------
Income (loss) before
 extraordinary item....   $    358    $   424     $ 4,314      $   657     $(4,027) $   19,802  $       --   $   21,528
                          ========    =======     =======      =======     =======  ==========  ===========  ==========

             See Notes to Unaudited Pro Forma Financial Statements.

        NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF CRESTLINE

  A. Represents the adjustment to record the transfer of hotel working capital to Crestline related to the leasing of the Company's hotels by increasing working capital and recording a loan from the Company of $100 million.

  B. Represents the following transactions in connection with the REIT
Conversion:

 . Company's contribution of capital of $92 million and $14.8 million intercompany loans between Host Marriott and Crestline.

 .  Host's contribution of $15 million of cash to Crestline.

 . Host's contribution of a 5% limited partner interest in a joint venture with Host that owns an approximate $130 million note receivable from a consolidated subsidiary of Host.

  C. Represents the adjustment to reflect the historical revenues, operating expenses, corporate expenses, interest expense and interest income for the Forum Acquisition as if such acquisition occurred at the beginning of 1997 (actual acquisition date was June 21, 1997).

  D. Represents the adjustment to eliminate the interest expense on $92 million and $14.8 million of intercompany loans which will be contributed to capital by Host upon the REIT Conversion. The adjustment also includes the elimination of interest expense on $26.4 million of debt repaid by Crestline during 1998 through a capital contribution by Host.

  E. Represents the adjustment to record the historical revenues, operating expenses, corporate expenses, and interest income related to the acquisition of one senior living community in 1998 and the acquisition of one senior living community in 1997. The adjustment also includes the elimination of $745,000 of minority interest expense included in corporate expenses related to the purchase of minority interests in certain consolidated subsidiaries of Crestline in 1997.

  F. Represents the adjustment to record additional corporate expenses anticipated to be incurred when Crestline is operated as a stand alone company subsequent to the REIT Conversion, net of the asset management contract of $4.5 million per annum. The adjustment includes the following (in thousands):

                                                         FIRST TWO   FISCAL YEAR
                                                       QUARTERS 1998    1997
                                                       ------------- -----------
Payroll costs.........................................    $ 5,103      $ 6,894
Rent and insurance....................................        740        1,267
Other general and administrative costs................      2,541        3,165
                                                          -------      -------
                                                            8,384       11,326
  Less: asset management fee .........................     (2,077)      (4,500)
                                                          -------      -------
    Net corporate expense adjustment..................    $ 6,307      $ 6,826
                                                          =======      =======

  G. Represents the adjustment to record the historical hotel revenues and hotel expenses and pro forma lease expense associated with the leasing of certain hotel properties from the Company, interest expense on the $100 million working capital loan at 6%, and dividend income from the 5% investment in the joint venture with Host that owns a $130 million note receivable from a consolidated subsidiary of Host. The execution of the leases is dependent upon the successful consummation of the REIT Conversion which is subject to contingencies that are outside the control of the Company, including consent of shareholders, lenders, debt holders, partners and ground lessors of Host. The Company believes that negotiations with third parties to complete the REIT Conversion will not result in any material change to the leases.

  H. Represents the adjustment to reflect Crestline's anticipated adoption of EITF 97-2 in the fourth quarter of 1998 by recording property-level sales and operating expenses. The adjustment has no impact on operating profit or net income.

                ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from Atlanta Marriott Marquis Limited Partnership ("AMMLP") financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and the First Two Quarters 1997. The following data should be read in conjunction with AMMLP financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                           FISCAL YEAR
                          --------------------  ---------------------------------------------------------------
                            1998       1997        1997         1996         1995         1994         1993
                          ---------  ---------  -----------  -----------  -----------  -----------  -----------
                              (UNAUDITED)        (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT) (3)
Revenues(1).............  $  41,957  $  43,764  $    85,397  $    88,464  $    81,171  $    77,889  $   75,233
Operating profit........     12,897     12,808       23,933       24,782       21,770       19,071      16,008
Income (loss) before
 extraordinary item(2)..      5,087      2,325         (569)       2,543         (413)      (3,073)     (5,935)
Net income (loss).......      9,261      2,325         (569)       2,543         (413)      (3,073)     (5,935)
Distributions:
 General partner........        --         --           --             8           23           19          16
 Limited partners--Class
  A.....................      2,650        --           --           811        2,324        1,870       1,581
 Limited partners--Class
  B(3)..................        --         --           --           --           --           --          --
                          ---------  ---------  -----------  -----------  -----------  -----------  ----------
 Total..................      2,650        --           --           819        2,347        1,889       1,597
Per Partnership Unit--
 Class A(4)
 Net income (loss)......        --       4,343       (1,062)       4,751         (772)      (5,740)    (11,087)
 Distributions..........      5,000        --           284        1,522        4,386        4,288       4,390
Cash provided by (used
 in) operating
 activities.............     (4,909)    15,068       21,608        9,893       10,062        5,602       4,422
Cash used in investing
 activities.............     (4,764)    (2,310)      (4,403)      (4,483)      (3,740)      (3,099)     (3,002)
Cash provided by (used
 in) financing
 activities.............     (5,638)       --        (1,304)        (819)      (5,847)      (4,589)        518
Increase (decrease) in
 cash and cash
 equivalents............    (15,311)    12,758       15,901        4,591          475       (2,086)      1,938
Ratio of earnings to
 fixed charges
 (unaudited)(5).........      1.64x      1.21x          --         1.10x          --           --          --
Deficiency of earnings
 to fixed charges
 (unaudited)(5).........        --         --           569          --           413        3,073       5,935
Total assets at book
 value..................    209,192    195,701      194,376      181,508      175,963      179,821     186,138
Cash and cash
 equivalents............      6,191     18,359       21,502        5,601        1,010          535       2,621
Total debt(6)...........    183,366    236,638      229,543      235,708      233,877      235,723     235,658
Total liabilities.......    185,689    250,914      246,484      239,047      235,226      236,324     237,679
Partner's capital
 (deficit):
 Limited partners--Class
  A.....................    (60,238)   (54,723)     (57,588)     (57,025)     (58,732)     (55,999)    (51,087)
 Limited partner--Class
  B.....................     84,261        --         6,000          --           --           --          --
 General partner........       (520)      (491)        (520)        (514)        (531)        (504)       (454)
Book Value per
 Partnership Unit (Class
 A) (unaudited)(4)......   (113,657)  (103,251)    (108,657)    (107,594)    (110,815)    (105,658)    (96,391)
Exchange value per
 Partnership Unit
 (unaudited)(4).........     45,425        --           --           --           --           --          --

--------
(1) Revenues represent sales generated by the Partnership's hotel.
(2) During the First Two Quarters 1998, AMMLP recorded an extraordinary gain of $4,174,000 from the forgiveness of deferred incentive management fees and early extinguishment of debt recorded in conjunction with the refinancing of the mortgage debt of AMMLP.
(3) The Class B Limited Partner is Host Marriott Corporation, which does not own Units, but is entitled to a preferred return.
(4) A Partnership Unit represents a $100,000 original investment in Atlanta Marquis.
(5) The ratio of earnings to fixed charges is computed by dividing net income
    (loss) before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges is largely the result of depreciation and amortization of $5,250,000, $6,608,000, $7,464,000 and $7,406,000 as of December 31, 1997, 1995, 1994 and 1993, respectively.
(6) Total debt includes amounts due to Host Marriott under the Term Loan of $20,134,000 as of June 19, 1998 and $30,524,000, $23,634,000 and
    $26,334,000 as of December 31, 1997, 1994 and 1993, respectively, and $20,134,000 as of December 31, 1996 and 1995 under the Original Debt Service, Commitment and Interest Guarantees.

THE AMMLP MERGER

  On December 31, 1997 limited partners holding a majority of the limited partner Units in AMMLP consented to the merger of AMMLP with and into Atlanta Marquis. The merger was part of a series of transactions. On December 31, 1997, AMMLP merged with and into Atlanta Marquis pursuant to an agreement and plan of merger (the "AMMLP Merger"). The requisite number of AMMLP limited partners approved the AMMLP Merger in accordance with the applicable provisions of the partnership agreement and the Delaware Revised Uniform Limited Partnership Act.

  In conjunction with the AMMLP Merger and the refinancing of the mortgage debt, the following transactions occurred:

  . AMMLP was merged with and into Atlanta Marquis. With the AMMLP Merger, the separate existence of AMMLP ceased and AMMLP limited partnership units ("Units") were converted on a one-for-one basis into Class A limited partnership new units ("Partnership Units"). AMMLP limited partners who held fractional interests in Units received the same interest in the Partnership Units.

  . On December 31, 1997, the General Partner made an initial capital contribution of $6 million to the Partnership. On January 30, 1998 the General Partner contributed an additional $69 million. In return for such additional capital contributions, the General Partner received a new Class B limited partnership interest in Atlanta Marquis entitling the General Partner to a 13.5% cumulative, compounding annual preferred return and priority return of such capital. The General Partner also surrendered its then existing Class B interest on distributions.

  . Partnership Class A limited partners will receive an annual return of 5% on their initial investment in AMMLP, ratably with a 5% return to the General Partner on its initial investment in AMMLP, after payment of the preferred return on the Class B interest. To the extent unpaid in any year, such return will accumulate and compound and be payable from sale or refinancing proceeds.

  . The General Partner caused the Partnership to contribute the Land to a subsidiary of Ivy Street Hotel Limited Partnership ("Ivy"), in return for a credit to the Partnership's capital account of $26.5 million (represented by a Class C limited partnership interest in Ivy) and a 10% cumulative, compounding annual preferred return and a priority return. The General Partner also caused the Partnership to reinvest the capital contributions received from the General Partner in Ivy (represented by a Class B partnership interest in Ivy) for a 13.5% cumulative, compounding annual preferred return and priority return of such capital.

  . To facilitate the refinancing of Ivy's mortgage debt, the Hotel and the Land were conveyed to a special purpose, bankruptcy remote entity, HMA Realty Limited Partnership ("HMA"). The sole general partner of HMA, with a 1% interest, is HMA-GP, Inc., a wholly-owned subsidiary of Ivy. The sole limited partner, with a 99% interest, is Ivy. Accordingly, the new mortgage debt agreements were entered into by HMA.

  . Host Marriott waived its existing right to priority repayment of the $20.1 million in prior non-interest bearing Interest Guarantee advances to Ivy and restructured such advances as a loan with a 15-year term (interest only for the first five years) bearing interest at a rate of 9% per annum (the "Term Loan"). Payments are due monthly in arrears from cash available after payment of debt service on the New Mortgage Debt. Upon a sale of the Hotel, the Term Loan will accelerate and become due and payable.

  . The outstanding amount of the Interest Guarantee of $10.4 million and related interest was repaid to Host Marriott.

  . The $30 million Principal Guarantee provided by Host Marriott was eliminated.

  . The Partnership distributed funds to Class A limited partners of approximately $5,000 per Partnership Unit. This distribution represented the excess of the Partnership's reserve after payment of a majority of the transaction costs related to the Mortgage Debt refinancing.

  AMMLP's partnership agreement was amended (the "AMMLP-II Partnership Agreement") as a result of the AMMLP Merger to incorporate the following revisions: (i) a revised provision regarding a sale of the Hotel to permit Atlanta Marquis to sell the Hotel to an unaffiliated third party without the consent of the limited partners; (ii) a revised provision limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates to have full voting rights with respect to all Partnership Units currently held by or acquired by the General Partner and its affiliates;
(iii) extinguishment of the original Class B limited partner interest held by the General Partner and replacement of it with a new Class B interest which is entitled to a 13.5% cumulative, compounded annual return; (iv) addition of a mechanism that allows the Class B limited partner to contribute up to an additional $20 million should the Hotel require additional funding (such contribution would also be entitled to the 13.5% return discussed above); (v) a revised right of removal of the General Partner clause so that an affirmative vote of 66 2/3% would be needed to effect a removal of the General Partner and; (vi) revisions to the provisions for allocations and distributions (see Item 8 "Financial Statements and Supplementary Data" below). As a result of the approval of the AMMLP Merger, the AMMLP-II Partnership Agreement became effective December 31, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Revenues represent sales generated by the Partnership's hotel. Total hotel revenues less hotel property-level costs and expenses equals house profit which reflects the net revenues flowing to the Partnership as property owner. As discussed below, the Partnership previously recorded only the house profit generated by the Partnership's hotel as revenues.

  The Partnership adopted EITF 97-2 which requires that the Partnership include property-level revenues and operating costs and expenses in the statement of operations. The Partnership has given retroactive effect to the adoption of EITF 97-2 in the accompanying statement of operations.

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Revenues. Partnership revenues for the first two quarters 1998 decreased 4%, or $1.8 million, to $42.0 million, when compared to the same period in 1997 due to decreases in room and food and beverage sales. Room sales decreased 3%, or $801,000, to $27.0 million for the first two quarters 1998, when compared to the same period in 1997. Food and beverage sales decreased 7%, or $1.0 million, to $12.3 million for the first two quarters 1998 when compared to the same period in 1997. The decrease in food and beverage sales is primarily due to lower occupancy levels at the Hotel for the first two quarters 1998 as compared to the same period in 1997. Room sales decreased due to a 3% decrease in REVPAR for the first two quarters 1998 when compared to the same period in 1997. REVPAR, or revenue per available room, represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. (although it is not a GAAP, or generally accepted accounting principles, measure of revenue). REVPAR decreased for the first two quarters 1998 due to a 5.4 percentage point decrease in average occupancy to 69%, respectively, when compared to the same period in 1997. The decrease in occupancy was partially offset by a 5%, or $6, increase in average room rate to $139 for the first two quarters 1998 when compared to the same period in 1997. The increase in average room rate is due to a shift in group mix to higher-rated group business. The decrease in average occupancy is primarily due to a decrease in the number of city-wide conventions in the first two quarters of 1998 when compared to the same period in 1997. Additional supply added to the Atlanta suburbs has also impacted 1998 occupancy levels.

  Operating Costs and Expenses. For first two quarters 1998, operating costs and expenses decreased 6%, or $1.9 million, to $29.1 million when compared to the same periods in 1997, primarily due to decreases in hotel property-level costs and expenses and incentive management fees. For the first two quarters 1998 hotel property-level costs and expenses decreased 3%, or $694,000, to $22.9 million when compared to the same period in 1997 primarily because of lower occupancy levels and lower sales at the hotel. For the first two quarters 1998, $90,000 of incentive management fees were earned as compared to $2.0 million for 1997. Incentive management fees decreased due to an increase in Owner's Priority. Pursuant to the new management agreement, effective January 3, 1998, no incentive management fees are payable to the Manager with respect to the first $29.7 million of operating profit. Thereafter, the Manager will receive 20% of the profit in excess of such figure. As a percentage of revenues, operating costs and expenses represented 69% and 71% of revenues for the first two quarters 1998 and 1997, respectively.

  Operating Profit. As a result of the changes in revenues and expenses discussed above, operating profit increased 1%, or $89,000, to $12.9 million for the first two quarters 1998 when compared to the same period in 1997.

  Interest Expense. Interest expense decreased 27%, or $2.9 million, to $8.0 million for the first two quarters 1998, when compared to the same period in 1997. The decrease is primarily due to the refinancing of the mortgage debt on February 2, 1998. On that date, HMA obtained new 12-year first mortgage financing of $164 million (the "Mortgage Debt") which, together with $35 million from the additional $69 million capital contributed by the General Partner, was used to pay the $199 million maturing mortgage debt. The Mortgage Debt bears interest at a fixed rate of 7.4% and required monthly principal and interest payments based on a 25-year amortization schedule. The prior mortgage debt bore interest at a fixed rate of 10.3%.

  Net Income Before Extraordinary Items. Net income before extraordinary items increased 119%, or $2.8 million, to $5.1 million for the first two quarters 1998 when compared to the same period in 1997. The increase is primarily due to decreases in incentive management fees and interest expense.

  Extraordinary Items. Pursuant to the terms of the new management agreement, all unpaid incentive management fees accrued through December 31, 1997 amounting to $4.2 million were forgiven by the Manager. During the first two quarters 1998, the Partnership recorded an extraordinary gain in conjunction with the write off. In addition, the Partnership recorded a $19,000 extraordinary gain on extinguishment of debt during the first two quarters 1998.

 1997 Compared to 1996:

  Revenues. Partnership revenues for 1997 decreased 4% to $85.4 million from $88.5 million in 1996. The decrease in revenues is primarily due to a 2% decrease in REVPAR or revenue per available room. REVPAR decreased due to a 3% decrease in average room rate to approximately $127 partially offset by a 1.2 percentage point increase in average occupancy to 69.8. These results are primarily due to the impact of the 1996 summer Olympic Games. In 1996, the Hotel was able to drive up the average room rate throughout the year as room rates throughout the Atlanta market were high. Occupancy levels, however, were more directly tied to the timing of the Olympic Games. While occupancy levels were high during the course of the Olympic Games, there was a significant decline in demand in the months immediately prior to and subsequent to the Olympic Games.

  No new full-service hotels opened in the Atlanta market in 1997 and none are expected to open in 1998. However, during 1997, 38 new limited service hotels opened thus adding 3,422 new rooms and 13 more properties containing a total of 1,498 rooms are expected to open in 1998 in the Atlanta suburbs. These additions did not have and are not expected to have a significant impact on the Hotel's revenues as these hotels target a significantly different market segment. Construction has been started on a 320-room Doubletree guest suite hotel which is expected to open in mid-1999. The number of city-wide conventions is expected to be down only slightly, however, roomnights associated with these conventions are expected to be down by 80,000. The Hotel's strategy to mitigate the impact of this will be to continue to focus on customer service, to work closely with the Atlanta Convention and Visitors Bureau to generate short term business for 1998 and to put into effect the marketing plan developed with the other Atlanta Marriott products targeting leisure weekend and summer customers.

  Operating Costs and Expenses. In 1997, operating costs and expenses decreased $2.2 million to $61.5 million primarily due to decreases in hotel property-level costs and expenses and in incentive management fees.

In 1997, hotel property-level costs and expenses decreased by $884,000 when compared to 1996, primarily due to decreased costs associated with the decreases in revenues discussed above. In 1997, $1.2 million of incentive management fees were earned as compared to $2.0 million earned in 1996. The decrease in incentive management fees earned was the result of decreased Hotel operating results. As a percentage of revenues, operating costs and expenses represented 34% of revenues for 1997 and 36% in 1996.

  Operating Profit. In 1997, operating profit decreased $849,000 to $23.9 million primarily due to the changes in revenues and operating costs and expenses discussed above. As a percentage of total revenues, operating profit represented 66% in 1997 and 64% in 1996.

  Interest Expense. In 1997, interest expense increased $2.5 million to $25.4 million primarily due to a 2.0 percentage point increase in the interest rate charged on the mortgage debt for the period from the Maturity Date through the New Maturity Date coupled with financing costs of $900,000 incurred in connection with the extension of the maturity date of the Mortgage Debt.

  Net Income (Loss). In 1997, the Partnership had a net loss of $569,000, a decrease of $3.1 million over 1996's net income of $2.5 million. This decrease was primarily due to lower Hotel revenues and an increase in the Partnership's interest expense, partially offset by a decrease in incentive management fees.

 1996 Compared to 1995:

  Revenues. Partnership revenues for 1996 increased 9% to $88.5 million from $81.2 million in 1995. The increase in revenues is the result of a 9% increase in REVPAR. REVPAR increased due to a 14% increase in average room rate to approximately $132 partially offset by a 3.0 percentage point decrease in average occupancy to the high-60's. These changes in average room rate and average occupancy are primarily due to the impact on the city of the 17-day Centennial Olympic Games. The increase in average room rate was due to an increase in room rates throughout the Atlanta market. The decline in average occupancy was due to a decline in city-wide demand for the months prior to and immediately after the Olympics. During the Olympic Games, the Hotel hosted the "Olympic Family" which was comprised of the International Olympic Committee, the Atlanta Committee for the Olympic Games and federations from each of the participating countries.

  Operating Costs and Expenses. In 1996, operating costs and expenses increased $4.3 million to $63.7 million. The increase was primarily due to the changes in the following:

  Total Hotel Property-Level Costs and Expenses. In 1996, total hotel property level costs and expenses increased $3.5 million, or 8%, when compared to 1995 due to higher costs associated with the increased revenues discussed above.

  Depreciation. Depreciation decreased $1.1 million, or 16%, in 1996 when compared to 1995 due to a portion of the Hotel's furniture and equipment becoming fully depreciated in 1995.

  Incentive Management Fees. In 1996, $2.0 million of incentive management fees were earned as compared to $1.0 million earned in 1995. The increase in incentive management fees earned was the result of improved Hotel operating results resulting in certain cash flow priorities having been met.

  Equipment Rent and Other. Equipment rent and other increased $460,000 due to the inclusion of a property tax credit in 1995 results which did not occur in 1996.

  As a percentage of revenues, operating costs and expenses represented 36% of revenues for 1996 and 38% in 1995.

  Operating Profit. In 1996, operating profit increased $3.0 million to $24.8 million primarily due to the changes in revenues and operating costs and expenses discussed above. As a percentage of total revenues, operating profit represented 64% in 1996 and 63% in 1995.

  Net Income (Loss). In 1996, the Partnership had a net income of $2.5 million, an increase of $3.0 million over 1995's net loss of $413,000. This increase was primarily due to higher Hotel revenues.

 Inflation

  The rate of inflation has been relatively low and accordingly has not had a significant impact on the Partnership's operating results. However, the Hotel's room rates and occupancy levels are sensitive to inflation. The Manager is generally able to pass through increased costs to customers through higher room rates.

CAPITAL RESOURCES AND LIQUIDITY

  AMMLP's financing needs have been historically funded through loan agreements with independent financial institutions. As a result of the successful refinancing of the Partnership's Mortgage Debt, the General Partner believes that the Partnership will have sufficient capital resources and liquidity to conduct its operations in the ordinary course of business.

 Mortgage Debt

  On February 2, 1998, the mortgage debt was successfully refinanced with a third party lender. The Partnership's debt now consists of a $164 million mortgage loan, which is nonrecourse to HMA, which bears interest at a fixed rate of 7.4% for a 12-year term. The mortgage loan requires payments of principal and interest based upon a 25-year amortization schedule. As part of the refinancing, HMA was required to establish certain reserves which are held by an agent of the lender including:

  . $3.6 million debt service reserve--This reserve is equal to three months of debt service.

  . $10.1 million deferred maintenance and capital expenditure reserve--This reserve will be expended for capital expenditures for repairs to the facade of the Hotel as well as various renewals and replacements and site improvements.

  . $7.5 million rooms refurbishment reserve--This reserve will be expended to refurbish the remaining 711 rooms and 16 suites at the Hotel which have not already been refurbished.

  . $1.3 million tax and insurance reserve--This reserve will be used to pay real estate tax and insurance premiums for the Hotel.

  In addition, HMA advanced an additional $2.6 million to the Manager for working capital needs and used the remaining cash to pay transaction costs associated with the refinancing.

PRINCIPAL SOURCES AND USES OF CASH

 General

  The Partnership's principal source of cash is cash from Hotel operations. Its principal uses of cash are to pay debt service payments on the Partnership's mortgage debt, to make guarantee repayments, to fund the property improvement fund and to make cash distributions to the partners. Additionally, in 1998 the Partnership received cash through an equity infusion by the General Partner and utilized cash to pay financing costs incurred in connection with the refinancing of the Partnership's mortgage debt and to establish reserves required by the lender.

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Total cash used in operating activities was $4.9 million for the first two quarters 1998 as compared to total cash provided by operations of $15.1 million for the first two quarters of 1997. In 1998, cash was used to pay accrued interest on the Partnership's debt. In addition, pursuant to the terms of the Mortgage Debt, the Partnership was required to establish with the lender a separate reserve account for payments of insurance premiums and real estate taxes for the mortgaged property as a result of the credit rating of Marriott International, Inc. Thus, the Partnership has transferred $2.2 million into the reserve through June 19, 1998. The reserve is included in restricted cash reserves and the resulting tax and insurance liability is included in accounts payable and accrued expenses in the accompanying balance sheet.

  Cash used in investing activities was $4.8 million for the first two quarters 1998 as compared to $2.3 million for the first two quarters 1997. The increase in cash used in investing activities is primarily due to an advance of $2.6 million to the Manager for working capital needs.

  Cash used in financing activities was $5.6 million for the first two quarters 1998. For the first two quarters 1997, no cash was provided by or used in financing activities. The increase in cash used in financing activities is primarily the result of the restructuring and refinancing transactions. During 1998, the Partnership acquired new mortgage debt financing of $164 million and received the remaining $69 million of the $75 million equity infusion from the General Partner. These proceeds were used as follows: to repay the $199.8 million of mortgage debt; to repay $10.4 million of the debt service guarantee and related interest outstanding under the Host Marriott interest guarantee; to establish $22.5 million of reserves required by the lender; and, to pay financing costs of $3.0 million. The Partnership made a cash distribution in February 1998 to the Class A limited partners of $2.7 million, or $5,000 per limited partner unit, from 1997 operations.

  The General Partner believes that cash from Hotel operations and the reserves established in conjunction with the refinancing will continue to meet the short and long-term operational needs of the partnership.

 1997, 1996 and 1995:

  Cash used in investing activities was $4.4 million, $4.5 million and $3.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. Contributions to the property improvement fund for the years ended December 31, 1997, 1996, and 1995, were $3.9 million, $4.1 million, and $3.3 million, respectively. Property and equipment additions increased in 1997 due to increased expenditures at the Hotel associated with the first half of the rooms refurbishment completed in 1997.

  Cash used in financing activities was $1.3 million, $1.0 million and $5.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. In 1997, the Partnership drew $10.4 million pursuant to the Interest Guarantee and received $6 million of the $75 million total equity infusion from the General Partner. The Partnership paid $28.5 million, $20.4 million and $20.4 million of interest on the mortgage debt for the years ended December 31, 1997, 1996 and 1995, respectively. On the Maturity Date, the Partnership was required to pay $17.6 million representing the Deferred Interest on the Mortgage Debt. No guarantee repayments to Host Marriott were made in 1997 and 1996. The Partnership made a guarantee repayment of $3.5 million in 1995. No distributions to partners were made in 1997 as all cash flow was being reserved in anticipation of the Mortgage Debt maturity. Distributions to partners were $819,000 in 1996 and $2.3 million in 1995. Subsequent to year end, the Partnership made a cash distribution to the Class A limited partners of $2,648,562 ($5,000 per Partnership Unit).

  Total cash provided from operations was $21.6 million, $9.9 million and $10.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. Partnership did not pay the interest payment of the Mortgage Debt which was due on January 10, 1998 until January 9, 1998. In both 1996 and 1995, the majority of the January interest payment was paid in December of the preceding year. This difference in the timing of the interest payments accounts for the difference in the total cash provided from operations.

  The General Partner believes that cash from Hotel operations and the reserves established in conjunction with the refinancing will continue to meet the short and long-term operational needs of the Partnership. In addition, the General Partner believes the property improvement fund and the capital reserves established in conjunction with the refinancing will be adequate for the future capital repairs and replacement needs of the Hotel.

 Capital Expenditures

  The Partnership is required to maintain the Hotel in good repair and condition. The new management agreement provides for the establishment of a property improvement fund to cover the cost of non-routine repairs and maintenance and renewals and replacements to the Hotel's property and equipment. Contributions to the fund are 5% of Hotel gross sales. Annual contributions to the fund equaled 4% of gross Hotel sales through June 1995 and are 5% thereafter. Per the terms of the New Management Agreement, contributions to the property improvement fund will remain at 5%.

  In 1997, the Hotel completed a $7.0 million refurbishment of approximately half its guest rooms which included the replacement of the carpeting, bedspreads, upholstery, drapes and other similar items and also the dressers, chairs, beds and other furniture. The refurbishment of the remaining 711 rooms and 16 suites began in mid-1998. This portion of the refurbishment will be funded from a reserve which was established by the Partnership with the lender on February 2, 1998. The facade repair project which entails a repair of the entire facade of the building is underway. The project is expected to cost $9.0 million and will be funded by the Partnership from a reserve which was also established with the lender in conjunction with the refinancing on the Maturity Date. The project is expected to be completed by mid-1999.

INFLATION

  For the three fiscal years ended December 31, 1997 and the First Two Quarters 1998, the rate of inflation has been relatively low and, accordingly, has not had a significant impact to the Partnership's revenues and net income. The manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotel exceeded those of direct competitors as well as the general level of inflation. The amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Manager of its property to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP:

  We have audited the accompanying consolidated balance sheet of Atlanta Marriott Marquis II Limited Partnership (a Delaware limited partnership) and Ivy Street Hotel Limited Partnership, its majority-owned subsidiary partnership, as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlanta Marriott Marquis II Limited Partnership and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

  As explained in Note 2 to the financial statements, the Partnership has given retroactive effect to the adoption of EITF 97-2 which required the Partnership to report gross hotel sales and operating expenses in its statement of operations.

                                                    Arthur Andersen LLP

Washington, D.C.
March 11, 1998

         ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                               1997      1996
                                                             --------  --------
                          ASSETS
Property and equipment, net................................  $165,372  $162,111
Due from Marriott International, Inc.......................     4,425     6,390
Property improvement fund..................................     2,756     6,864
Deferred financing costs, net of accumulated amortization..       321       542
Cash and cash equivalents..................................    21,502     5,601
                                                             --------  --------
                                                             $194,376  $181,508
                                                             ========  ========
             LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt............................................  $199,019  $215,574
  Due to Host Marriott under Original Debt Service Guaran-
   tee and Commitment and Interest Guarantee...............    30,524    20,134
  Due to Marriott International, Inc.......................     4,198     3,030
  Accounts payable and accrued expenses....................    12,743       309
                                                             --------  --------
    Total Liabilities......................................   246,484   239,047
                                                             --------  --------
PARTNERS' DEFICIT
  General Partner
    Capital contributions..................................       536       536
    Capital distributions..................................      (165)     (165)
    Cumulative net losses..................................      (891)     (885)
                                                             --------  --------
                                                                 (520)     (514)
                                                             --------  --------
  Class A Limited Partners
    Capital contributions, net of offering costs of
     $6,430................................................    46,570    46,570
    Capital distributions..................................   (15,982)  (15,982)
    Cumulative net losses..................................   (88,176)  (87,613)
                                                             --------  --------
                                                              (57,588)  (57,025)
                                                             --------  --------
  Class B Limited Partner
    Capital contribution...................................     6,000       --
                                                             --------  --------
    Total Partners' Deficit................................   (52,108)  (57,539)
                                                             --------  --------
                                                             $194,376  $181,508
                                                             ========  ========

                See Notes to Consolidated Financial Statements.

         ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                   1997      1996      1995
                                                 --------  --------  --------
HOTEL REVENUES
  Rooms......................................... $ 54,102  $ 56,115  $ 50,515
  Food and beverage.............................   25,821    25,968    25,379
  Other.........................................    5,474     6,381     5,277
                                                 --------  --------  --------
                                                   85,397    88,464    81,171
                                                 --------  --------  --------
OPERATING COSTS AND EXPENSES
  Property-level costs and expenses
    Rooms.......................................   11,485    11,508    10,821
    Food and beverage...........................   17,776    18,003    17,289
    Other departmental costs and deductions.....   19,665    20,299    18,230
                                                 --------  --------  --------
      Total property--level costs and expenses..   48,926    49,810    46,340
  Depreciation..................................    5,250     5,525     6,608
  Property taxes................................    2,754     2,858     2,692
  Base management fee...........................    2,562     2,654     2,435
  Incentive management fee......................    1,167     2,018       969
  Equipment rent and other......................      805       817       357
                                                 --------  --------  --------
                                                   61,464    63,682    59,401
                                                 --------  --------  --------
OPERATING PROFIT................................   23,933    24,782    21,770
  Interest expense..............................  (25,389)  (22,890)  (22,712)
  Interest income...............................      887       651       529
                                                 --------  --------  --------
NET (LOSS) INCOME                                $   (569) $  2,543  $   (413)
                                                 ========  ========  ========
ALLOCATION OF NET (LOSS) INCOME
  General Partner............................... $     (6) $     25  $     (4)
  Limited Partners..............................     (563)    2,518      (409)
                                                 --------  --------  --------
                                                 $   (569) $  2,543  $   (413)
                                                 ========  ========  ========
NET (LOSS) INCOME PER LIMITED PARTNER UNIT (530
 Units)......................................... $ (1,062) $  4,751  $   (772)
                                                 ========  ========  ========


                See Notes to Consolidated Financial Statements.

         ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    CLASS A   CLASS B
                                            GENERAL LIMITED   LIMITED
                                            PARTNER PARTNERS  PARTNER  TOTAL
                                            ------- --------  ------- --------
Balance, December 31, 1994.................  $(504) $(55,999) $  --   $(56,503)
  Capital distributions....................    (23)   (2,324)    --     (2,347)
  Net loss.................................     (4)     (409)    --       (413)
                                             -----  --------  ------  --------
Balance, December 31, 1995.................   (531)  (58,732)    --    (59,263)
  Capital distributions....................     (8)     (811)    --       (819)
  Net income...............................     25     2,518     --      2,543
                                             -----  --------  ------  --------
Balance, December 31, 1996.................   (514)  (57,025)    --    (57,539)
  Capital contributions....................    --        --    6,000     6,000
  Net loss.................................     (6)     (563)    --       (569)
                                             -----  --------  ------  --------
Balance, December 31, 1997.................  $(520) $(57,588) $6,000  $(52,108)
                                             =====  ========  ======  ========


                See Notes to Consolidated Financial Statements.

         ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                      1997     1996     1995
                                                    --------  -------  -------
OPERATING ACTIVITIES
  Net (loss) income................................ $   (569) $ 2,543  $  (413)
  Noncash items:
    Depreciation...................................    5,250    5,525    6,608
    Deferred interest..............................    1,035    1,831    1,654
    Amortization of financing costs as interest....      325      621      619
    (Gain) loss on disposition of assets...........      --        (1)      64
  Changes in operating accounts:
    Accounts payable and accrued expenses..........   12,434       24     (178)
    Due from Marriott International, Inc...........    1,965   (2,616)     782
    Due to Marriott International, Inc.............    1,168    1,966      926
                                                    --------  -------  -------
      Cash provided by operating activities........   21,608    9,893   10,062
                                                    --------  -------  -------
INVESTING ACTIVITIES
  Additions to property and equipment, net.........   (8,511)  (3,444)  (2,643)
  Change in property improvement fund..............    4,108   (1,039)  (1,097)
                                                    --------  -------  -------
      Cash used in investing activities............   (4,403)  (4,483)  (3,740)
                                                    --------  -------  -------
FINANCING ACTIVITIES
  Advances under Original Debt Service Guarantee
   and Commitment and Interest Guarantee...........   10,390      --       --
  Payment of deferred interest on mortgage debt....  (17,590)     --       --
  Capital contributions from General Partner for
   Class B Limited Partnership Interest............    6,000      --       --
  Payment of deferred financing costs..............     (104)     --       --
  Capital distributions............................      --      (819)  (2,347)
  Repayments under Original Debt Service Guarantee
   and Commitment and Interest Guarantee...........      --       --    (3,500)
                                                    --------  -------  -------
      Cash used in financing activities............   (1,304)    (819)  (5,847)
                                                    --------  -------  -------
INCREASE IN CASH AND CASH EQUIVALENTS..............   15,901    4,591      475
CASH AND CASH EQUIVALENTS at beginning of year.....    5,601    1,010      535
                                                    --------  -------  -------
CASH AND CASH EQUIVALENTS at end of year........... $ 21,502  $ 5,601  $ 1,010
                                                    ========  =======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for mortgage interest.................. $ 28,470  $20,438  $20,438
                                                    ========  =======  =======

                See Notes to Consolidated Financial Statements.

        ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Atlanta Marriott Marquis Limited Partnership ("AMMLP"), a Delaware limited partnership, was formed on May 28, 1985 (the "Closing Date"), to (i) acquire an 80% general partnership interest in the Ivy Street Hotel Limited Partnership ("Ivy"), a partnership between John C. Portman, Jr. ("Portman") and Host Marriott Corporation ("Host Marriott") that was formed to develop, own and operate the 1,671 room Atlanta Marriott Marquis Hotel (the "Hotel"), and (ii) purchase from Ivy the parcel of land (the "Land") on which the Hotel is located. The sole general partner of the Partnership, with a 1% interest, is Marriott Marquis Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott. Marriott International, Inc. serves as the manager of the Hotel ("Marriott International" or the "Manager").

  On the Closing Date, 530 Class A limited partnership interests of $100,000 per Unit ("Unit") were sold in a private placement. The General Partner made a capital contribution of $536,000 on May 28, 1985 for its 1% general partnership interest. In addition, the General Partner acquired a Class B limited partnership interest without making any additional capital contribution.

  The Partnership purchased its 80% general partnership interest in Ivy from Host Marriott for a total price of $28.8 million. The Partnership also acquired the Land from Ivy for $10 million in a separate transaction. The Partnership subsequently leased the Land to Ivy under a 99-year lease with rentals based primarily on Hotel sales.

  On July 9, 1997, Atlanta Marriott Marquis II Limited Partnership (the "Partnership") was formed in anticipation of the merger discussed below. The general partner of the Partnership is also Marriott Marquis Corporation. Prior to December 31, 1997, the Partnership did not engage in any active business and was organized solely to succeed AMMLP's interest in Ivy. Effective December 31, 1997, the Partnership succeeded AMMLP as the managing general partner of Ivy.

  On December 31, 1997, AMMLP merged with and into the Partnership (the "Merger"). The Merger of AMMLP and AMMLP-II was treated as a reorganization of affiliated entities and AMMLP's basis in its assets and liabilities were carried over. In conjunction with the Merger, the following transactions occurred:

  . AMMLP was merged with and into the Partnership. With the Merger, the separate existence of AMMLP ceased and AMMLP limited partner units ("Units") were converted on a one-for-one basis into Partnership Class A limited partnership units ("Partnership Units"). AMMLP limited partners who held fractional interests in Units received the same interest in Partnership Units.

  . On December 31, 1997, the General Partner made an initial capital contribution of $6 million to the Partnership. Subsequent to year end, on January 30, 1998, the General Partner contributed an additional $69 million. In return for such additional capital contributions, the General Partner received a new Class B limited partnership interest in the Partnership entitling the General Partner to a 13.5% cumulative, compounding annual preferred return and priority return of such capital. The General Partner also surrendered its then existing Class B interest on distributions.

  . The Partnership Class A limited partners will receive an annual return of 5% on their initial investment in AMMLP, ratably with a 5% return to the General Partner on its initial investment in AMMLP, after payment of the preferred return on the Class B interest. To the extent unpaid in any year, such return will accumulate and compound and be payable from sale or refinancing proceeds.

  AMMLP's partnership agreement was amended (the "AMMLP-II Partnership Agreement") as a result of the Merger to incorporate the following revisions:
(i) a revised provision regarding a sale of the Hotel to permit the Partnership to sell the Hotel to an unaffiliated third party without the consent of the limited partners; (ii) a revised provision limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates to have full voting rights with respect to all Partnership Units currently held by or acquired by the General Partner and its affiliates;
(iii) extinguishment of the original Class B limited partner interest held by the General Partner and replacement of it with a new Class B interest which is entitled to a 13.5% cumulative, compounded annual return; (iv) addition of a mechanism that allows the Class B limited partner to contribute up to an additional $20 million should the Hotel require additional funding (such contribution would also be entitled to the 13.5% return discussed above); (v) a revision of the right of removal of the General Partner clause so that an affirmative vote of 66 2/3% would be needed to effect a removal of the General Partner and; (v) revised provisions for allocations and distributions (see
Note 8). As a result of the approval of the Merger, the AMMLP-II Partnership Agreement became effective December 31, 1997.

 Partnership Allocations and Distributions

  Ivy generally allocates operating income, gains and losses, deductions and cash available for distribution 80% to the Partnership and 20% to Portman. However, the first $1 million plus 5% of annual gross room sales of annual cash available for distribution from Ivy was paid to AMMLP unless Ivy exercised its option to repurchase the Land.

  During 1990, AMMLP determined that the probability of collecting the minority interest receivable from Portman was remote. Thus, AMMLP wrote off this receivable which totaled $3,542,000 and began recording 100% of the losses of Ivy. In future years, if AMMLP-II records income, 100% of the income will be allocated to AMMLP-II until such excess income allocated to AMMLP-II equals the excess losses previously recorded by AMMLP. Thereafter, any income would be allocated 80% to AMMLP-II and 20% to Portman. As of December 31, 1997 and 1996, excess losses recognized by AMMLP and the Partnership were $621,000 and $50,000, respectively. AMMLP net losses, as defined, were generally allocated as follows:

    (i) beginning in 1991 and continuing until the Class A limited partners and the General Partner had received sale or refinancing proceeds ("Capital Receipts") equal to their total cumulative capital contributions ("Original Capital"), 1% to the General Partner, 80% to the Class A limited partners and 19% to the Class B limited partner; and

    (ii) thereafter, 1% to the General Partner, 65% to the Class A Limited Partners and 34% to the Class B Limited Partner.

  These allocations could have been subject to certain special allocations of net profit or net loss to the General Partner required by Federal income tax regulations.

  Cash Available for Distribution, as defined, generally was distributed as follows:

    (i) beginning in 1991, and continuing until the Class A Limited Partners and the General Partner had received distributions of Capital Receipts equal to their Original Capital, 1% to the General Partner, 80% to the Class A Limited Partners and 19% to the Class B Limited Partner; and

    (ii) thereafter, 1% to the General Partner, 65% to the Class A Limited Partners and 34% to the Class B Limited Partner. However, until the General Partner and the Class A Limited Partners had received a return of their Original Capital through distributions of Capital Receipts, the Class B Limited Partner will subordinate its cash distributions to an annual non-cumulative 10% return on Original Capital to the General Partner and the Class A Limited Partners.

  Net profits, as defined, generally were allocated in the same ratio as Cash Available for Distribution. Excess net profits were then to be applied to offset prior net losses in excess of the partners' remaining invested capital. Notwithstanding the above allocations, the Partnership Agreement provided for specific allocation to the partners of gain realized and proceeds received by the Partnership upon sale, condemnation or other disposition of the Hotel or assets of the Partnership. In addition, the Partnership Agreement provided for specific allocations of any excess refinancing or land sale proceeds.

  As discussed above, on December 31, 1997, the Partnership executed the AMMLP-II Partnership Agreement which provides for a change in the above allocations (see Note 8).

  For financial reporting purposes, profits and losses are allocated among the partners based upon their stated interests in cash available for distribution.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership's records are maintained on the accrual basis of accounting, and its fiscal year coincides with the calendar year. The Partnership's financial statements consolidate the financial statements of Ivy, its majority-owned subsidiary partnership. All material intercompany transactions, including the land lease between the Partnership and Ivy described in Note 7, have been eliminated. All assets and liabilities of AMMLP have been carried over to the Partnership at their historical basis.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenues and Expenses

  Revenues represent sales generated by the Partnership's hotel. Total hotel sales less hotel property-level costs and expenses equals house profit which reflects the net revenues flowing to the Partnership as property owner. As discussed below, the Partnership previously recorded only the house profit generated by the Partnership's hotel as revenues.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 on its financial statements and has determined that EITF 97-2 requires that the Partnership include property-level revenues and operating costs and expenses in its statement of operations. The Partnership has given retroactive effect to the adoption of EITF 97-2 in the accompanying consolidated statement of operations. The adoption of EITF 97-2 increased both revenues and operating costs and expenses by $48.9 million in 1997, $49.8 million in 1996 and $46.3 million in 1995. There was no impact on operating profit or net income related to the adoption of EITF 97-2.

 Property and Equipment

  Property and equipment is recorded at cost which includes interest, rent and real estate taxes incurred during development. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

      Building and improvements...................................      50 years
      Furniture and equipment..................................... 3 to 20 years

  All land, property and equipment is pledged as security for the mortgage debt described in Note 5.

  The Partnership assesses impairment of its real estate property based on whether estimated undiscounted future cash flows for the property will be less than its net book value. If the property is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Financing costs incurred in connection with obtaining the mortgage debt have been deferred and are being amortized using the straight-line method, which approximates the effective interest rate method, over three to ten years. A portion of the deferred financing costs totaling $4,249,000 were fully amortized as of July 10, 1997. Additional financing costs of $104,000 were incurred in 1997 in connection with the refinancing of the Partnership's mortgage debt. Accumulated amortization of the deferred financing costs totaled $4,413,000 and $4,090,000 at December 31, 1997 and 1996, respectively. This amount includes amortization of deferred financing costs for both Ivy and the Partnership. Of the total, the Partnership has accumulated amortization of $164,000 and $151,000 at December 31, 1997 and 1996, respectively.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. There are significant differences between the net income/loss reported in these financial statements and the net income/loss determined for income tax purposes. These differences are due primarily to the use, for tax purposes, of accelerated depreciation methods and shorter depreciable lives for the assets, the timing of the recognition of incentive management fee expense and the treatment of the minority interest receivable. As a result of these differences, the (deficit)/excess of the tax basis in net Partnership liabilities and the net liabilities reported in the accompanying financial statements is $(90,642,000) and $72,111,000 as of December 31, 1997 and 1996,
respectively. For tax purposes, the assets of the Partnership were stepped up to fair market value on December 31, 1997 when the General Partner made an initial capital contribution of $6.0 million to the Partnership for a Class B limited partnership interest in the Partnership.

 Statement of Financial Accounting Standards

  In 1996, AMMLP adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Leased land acquisition costs and land................... $ 12,617  $ 12,617
   Building and improvements................................  182,629   182,597
   Furniture and equipment..................................   42,621    34,142
                                                             --------  --------
                                                              237,867   229,356
   Less accumulated depreciation............................  (72,495)  (67,245)
                                                             --------  --------
                                                             $165,372  $162,111
                                                             ========  ========

  For financial reporting purposes the Land is carried at its historical purchase cost of $10 million as required by generally accepted accounting principles.

NOTE 4. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                               AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                               ------------------------ ------------------------
                                ESTIMATED                ESTIMATED
                                 CARRYING      FAIR       CARRYING      FAIR
                                  AMOUNT       VALUE       AMOUNT       VALUE
                               ------------------------ ------------------------
   Mortgage debt.............  $   199,019  $   199,019 $   215,574  $   215,574
   Due to Host Marriott under
    Original Debt Service
    Guarantee and Commitment
    and Interest Guarantee...       30,524       30,524      20,134       14,300
   Incentive management fees
    due to Marriott
    International, Inc.......        4,155          --        2,987          --

  The 1997 and 1996 estimated fair value of the mortgage debt is stated at its carrying value as it was repaid on February 2, 1998. The amounts held in Due to Host Marriott under original debt service and commitment consist of the interest guarantee in the amount of $10,390,000 and the original debt service commitment in the amount of $20,134,000. The estimated fair value of the interest guarantee is the carrying value as it was also repaid on February 2, 1998. The estimated fair value of the original debt service commitment is its carrying value as the obligation earns interest at 9% as of February 2, 1998. The estimated fair value of incentive management fees due to Marriott International is zero. As part of the new management agreement effective January 3, 1998, all accrued incentive management fees were waived by the Manager and the Partnership's accrued liability was written off to income in 1998.

NOTE 5.  MORTGAGE DEBT

  As of December 31, 1996, the AMMLP's mortgage debt consisted of a total of $215,574,000 in nonrecourse mortgage notes (the "Mortgage Debt"). Through July 10, 1997 (the "Maturity Date"), interest accrued on the Mortgage Debt at a fixed rate of 10.3%. Interest only was payable semiannually in arrears. The cash payment rate was 10.17%. The difference between the cash payment rate and the accrual rate (the "Deferred Interest") was added to the balance of the Mortgage Debt. The cumulative Deferred Interest added to the Mortgage Debt balance amounted to $17.6 million and $16.5 million at July 10, 1997 and December 31, 1996, respectively. On the Maturity Date, the Mortgage Debt matured, at which time AMMLP and Ivy entered into a letter agreement (the "Letter Agreement") with the lender which effectively extended the maturity of the Mortgage Debt until February 2, 1998 (the "New Maturity Date"). On the Maturity Date, AMMLP and Ivy were required to pay $17.6 million representing the Deferred Interest on the Mortgage Debt in addition to the scheduled interest payment of $ 10.1 million. As a result, the Mortgage Debt balance outstanding was reduced to $ 199,019,000.

  The payment of Deferred Interest was funded from $7.2 million of Ivy cash reserves established by the General Partner in anticipation of the Mortgage Debt maturity and $10.4 million drawn pursuant to the Host Marriott interest guarantee (the "Interest Guarantee"). Host Marriott had agreed to advance up to $50 million to cover interest and principal shortfalls. Had cash flow from operations been insufficient to fully fund interest due, $20 million was available under the Interest Guarantee through the Maturity Date. The remaining $30 million was available under the Principal Guarantee. Prior to the payment of Deferred Interest in the amount of $10.4 million on the Maturity Date, there were no amounts outstanding under either the Principal Guarantee or the Interest Guarantee. In conjunction with the extension, Host Marriott reaffirmed its obligations pursuant to these guarantees through the New Maturity Date. The Principal Guarantee was available in case of a sale, refinancing or acceleration of the principal amount of the underlying notes resulting from an Event of Default, as defined. To the extent the Interest Guarantee was not used, it became available as a Principal Guarantee.

  During the term of the Letter Agreement, the Mortgage Debt continued to be nonrecourse, and accrued interest at 12.3% with interest payments due on January 10 and February 2, 1998. Additionally, all funds remitted by the Manager during the term of the extension were held for the benefit of the lender. In conjunction with the Letter Agreement, Ivy paid an extension fee of $500,000 as well as approximately $410,000 representing costs and expenses related to the transaction.

  Host Marriott had guaranteed up to $33 million of the original debt (the "Original Debt Service Guarantee" and the "Commitment") under which Host Marriott was obligated to make certain required debt service payments and restore any cash flow deficits to the extent that Partnership cash flow, as defined, was insufficient. Pursuant to the terms of the Mortgage Debt, the Commitment was modified to fund only certain furniture, fixtures and equipment expenditures and ground rent shortfalls. Any interest, principal or guarantee loans made at a time when the Commitment was not fully funded reduced, dollar for dollar, but not below zero, the remaining unfunded amount of the Commitment. Advances under the Principal Guarantee, Interest Guarantee and Original Debt Service Guarantee and Commitment up to cumulative fundings of $33 million did not bear interest. Amounts advanced in excess of $33 million accrued interest at 1% over the prime rate. As of December 31, 1997, cumulative fundings equaled $41.6 million, exceeding the $33 million by $8.6 million. The excess fundings accrued interest until they were repaid subsequent to year-end. Total accrued interest on the cumulative advances for the period from the Maturity Date through December 31, 1997 equaled $398,000. As of December 31, 1997 and 1996, Ivy had $20.1 million due to Host Marriott under the Commitment.

  On March 24, 1994, the note holders of the Mortgage Debt voted to accept the Manager as a back-up guarantor and on December 21, 1994, the agreement was finalized. The Manager, as back-up guarantor, was required to perform the obligations under the guarantees in the event that Host Marriott failed to do so. In conjunction with the extension, the Manager reaffirmed its obligations pursuant to these guarantees through the New Maturity Date.

  Subsequent to year-end, the Mortgage Debt was refinanced (see Note 8).

NOTE 6. HOTEL MANAGEMENT AGREEMENT

  Ivy entered into a hotel management agreement (the "Management Agreement") with the Manager to manage the Hotel for a term of 25 years, renewable at Ivy's or the Manager's option for five additional 10-year terms. The Manager was entitled to compensation for its services in the form of a base management fee equal to 3% of gross sales. Base management fees paid in 1997, 1996 and 1995 were $2,562,000, $2,654,000 and $2,435,000, respectively.

  In addition, the Manager earned an incentive management fee equal to 50% of assumed net cash flow of the Hotel, as defined. However, once total cumulative incentive management fees reached an amount equal to or greater than 20% of total cumulative Hotel profit, as defined, the Manager earned an incentive management fee equal to the average of (i) 50% of assumed net cash flow and
(ii) 20% of Hotel profit. The incentive management fee was paid out of cash flow available for incentive management fees, as defined, and was subordinated to the Mortgage Debt, guarantee repayments and rent under the Land lease. Any incentive management fees earned but not paid were deferred without interest and paid out of the first cash flow available for the incentive management fee. During 1997 and 1996, $1,167,000 and $2,018,000, respectively, in incentive management fees had been earned. Through December 31, 1997, no incentive management fees had ever been paid. Deferred incentive management fees as of December 31, 1997 and 1996 were $4,154,000 and $2,987,000, respectively, and are included in Due to Marriott International, Inc. in the accompanying consolidated balance sheet. Subsequent to year-end, a new management agreement was entered into. As part of this new agreement, all accrued incentive management fees were waived by the Manager (see Note 8) and the Partnership's accrued liability was written off in 1998 (see Note 8).

  Pursuant to the terms of the Management Agreement, the Manager is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all domestic full-service hotels managed, owned or leased by the Manager or its subsidiaries. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all hotels in the Manager's full-service hotel system. In addition, the Hotel also participates in the Manager's Marriott Rewards Program ("MRP"). This program succeeded the Honored Guest Awards Program. The cost of this program is charged to all hotels in the Manager's hotel system. The total amount of Chain Services and MRP costs allocated to the Hotel were $2,685,000 in 1997, $1,968,000 in 1996 and $2,431,000 in 1995.

  Pursuant to the terms of the Management Agreement, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Hotel. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon termination of the Management Agreement, the working capital and supplies will be returned to the Partnership. As of December 31, 1997 and 1996, $3,077,000 has been advanced to the Manager for working capital and supplies which is included in Due from Marriott International, Inc. in the accompanying consolidated balance sheet. The supplies advanced to the Manager are recorded at their estimated net realizable value. At December 31, 1997 and 1996, accumulated amortization related to the revaluation of these supplies totaled $177,000. Subsequent to year-end, an additional $2,639,000 was advanced to the Manager for working capital needs at the Hotel (see Note 8).

  The Partnership is required to maintain the Hotel in good repair and condition. Pursuant to the Agreement, annual contributions to a property improvement fund provide for the replacement of furniture, fixtures and equipment. Annual contributions to the fund equaled 4% of gross Hotel sales through June 1995 and 5% thereafter. Total contributions to the property improvement fund for the years ended December 31, 1997, 1996, and 1995 were $3,929,000, $4,122,000 and $3,302,000, respectively.

NOTE 7. LAND LEASE

  On the Closing Date, AMMLP acquired the Land on which the Hotel is located from Ivy for $10 million. AMMLP has leased the Land to Ivy for a period of 99 years. Annual rent was equal to 5% of annual gross room sales from the Hotel. Ivy had an option to repurchase the Land at any time through 1999. Through 1995, the option price was $25 million and for the ensuing four years the option price will be adjusted for changes in the Consumer Price Index. At December 31, 1997 and 1996, the option price was $26,500,000 and $25,825,000, respectively. Total rentals under the lease, which were eliminated in consolidation, were $2,705,000 in 1997, $2,806,000 in 1996 and $2,526,000 in
1995.

  Subsequent to year-end, the Land lease was terminated (see Note 8) because the Land was contributed to a subsidiary of Ivy.

NOTE 8. SUBSEQUENT EVENTS

 Bankruptcy Remote Entity

  To facilitate the refinancing of AMMLP's Mortgage Debt, on January 29, 1998 the Hotel and the Land were conveyed to a special purpose, bankruptcy remote entity, HMA Realty Limited Partnership ("HMA"). The sole general partner of HMA with a 1% interest, is HMA-GP, Inc., a wholly-owned subsidiary of Ivy. The sole limited partner, with a 99% interest, is Ivy.

 Mortgage Debt

  On the New Maturity Date, the following transactions occurred:

  . HMA obtained new 12-year first mortgage financing of $164 million (the
    "New Mortgage Debt") which, together with $35 million from the additional $69 million capital contributed by the General Partner were used to pay the maturing Mortgage Debt. The New Mortgage Debt is nonrecourse to HMA, bears interest at a fixed rate of 7.4% and will require monthly payments of principal and interest calculated to fully amortize the loan over 25 years resulting in annual debt service of $14.1 million for 1998 and $14.4 million annually until the end of the 12-year term.

  . Host Marriott waived its existing right to priority repayment of the $20.1 million in prior non-interest bearing Interest Guarantee advances to Ivy and restructured such advances as a loan with a 15 year term (interest only for the first five years) bearing interest at a rate of 9% per annum (the "Term Loan"). Payments are due monthly in arrears from cash available after payment of debt service on the New Mortgage Debt. Upon a sale of the Hotel, the Term Loan will accelerate and become due and payable.

  . The outstanding amount of the Interest Guarantee of $10.4 million and related interest was repaid to Host Marriott.

  . The $30 million Principal Guarantee provided by Host Marriott was eliminated.

  . The Partnership distributed funds to Class A limited partners of approximately $5,000 per Partnership Unit. This distribution represented the excess of the Partnership's reserve after payment of a majority of the transaction costs related to the Mortgage Debt refinancing.

  As part of the refinancing, HMA was required to establish certain reserves which are held by an agent of the lender including:

  . $3.6 million debt service reserve--This reserve is equal to three months of debt service.

  . $10.1 million deferred maintenance and capital expenditure reserve--This reserve will be expended for capital expenditures for repairs to the facade of the Hotel as well as various renewals and replacements and site improvements.

  . $7.5 million rooms refurbishment reserve--This reserve will be expended to refurbish the remaining 711 rooms and 16 suites at the Hotel which have not already been refurbished.

  . $1.3 million tax and insurance reserve--This reserve will be used to pay real estate tax and insurance premiums for the Hotel.

  In addition, HMA advanced an additional $2,639,000 to the Manager for working capital needs and used the remaining cash to pay transaction costs associated with the refinancing.

 New Management Agreement

  To facilitate the refinancing effective January 3, 1998, a new management agreement (the "New Management Agreement") was entered into by HMA and the Manager. The New Agreement expires on July 1, 2010 and is renewable at the Manager's option for five additional 10-year terms. Pursuant to the terms of the New Management Agreement, no incentive management fees are payable to the Manager with respect to the first $29.7 million of operating profit (the "Owner's Priority"). Thereafter, the Manager will receive 20% of the profit in excess of such Owner's Priority. The amount of the Owner's Priority will not be reduced but may be increased to take into account additional capital contributions by the General Partner or its affiliates. As part of the New Management Agreement, all accrued incentive management fees amounting to $4.5 million were waived by the Manager and the Partnership's accrued liability was written off in 1998.

 Land Lease

  As part of the Merger transactions, the Partnership contributed the Land to a subsidiary of Ivy. This transaction terminated the Land lease and resulted in cessation of Land lease payments from Ivy to the Partnership. The Partnership received a credit to its capital account in Ivy of $26.5 million in consideration of the Land contribution. For financial reporting purposes the Land will continue to be carried at its historical purchase cost of $10 million as required by generally accepted accounting principles.

 New Partnership Agreement

  AMMLP's partnership agreement was amended (the "AMMLP-II Partnership Agreement") as a result of the Merger to incorporate the following revisions:

    (i) a revised provision regarding a sale of the Hotel to permit the Partnership to sell the Hotel to an unaffiliated third party without the consent of the limited partners;

    (ii) a revised provision limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates to have full voting rights with respect to all Partnership Units currently held by or acquired by the General Partner and its affiliates;

    (iii) extinguishment of the original Class B limited partner interest held by the General Partner and replacement of it with a new Class B interest which is entitled to a 13.5% cumulative, compounded annual return;

    (iv) addition of a mechanism that allows the Class B limited partner to contribute up to an additional $20 million should the Hotel require additional funding (such contribution would also be entitled to the 13.5% return discussed above);

    (v) a revised right of removal of the General Partner clause so that an affirmative vote of 66 2/3% would be needed to effect a removal of the General Partner and;

    (vi) a revision of AMMLP's allocations and distributions such that Partnership cash available for distribution is generally allocated as follows:

      (a) to the General Partner, until the General Partner has received a 13.5% cumulative compounded annual return on its Class B invested capital,

      (b) to the General Partner and Class A limited partners, until the General Partner and the Class A limited partners have received a non-cumulative, non-compounded annual return of 5% on their initial investment in AMMLP-II, and

      (c) thereafter, in proportion to total invested capital through completion of the Restructuring Transactions of approximately 41% to limited partners and 59% to the General Partner; and

    (vii) a revision of AMMLP's allocations and distributions such that Partnership sale or refinancing proceeds are generally allocated as follows:

      (a) to the General Partner, until the General Partner has received a 13.5% cumulative compounded annual return on its Class B invested capital,

      (b) to the General Partner and Class A limited partners, until the General Partner and the Class A limited partners have received a non-cumulative, non-compounded annual return of 5% on their initial investment in AMMLP-II,

      (c) to the General Partner, until its Class B invested capital of up to $75 million has been fully returned, taking into account all distributions to such Partners following the effective date of the Restructuring Transactions (other than the approximately $5,000 per Partnership Unit distributed as part of the Restructuring
    Transactions),

      (d) to the General Partner and Class A limited partners until they have received a cumulative, compounded return on their original invested capital of 5% per annum from the effective date of the Restructuring Transactions,

      (e) to the General Partner and Class A limited partners, until such partners' original invested capital of $536,000 and $53,000,000, respectively, has been fully returned, and

      (f) thereafter, in proportion to total invested capital through completion of the Restructuring Transactions of approximately 41% to limited partners and 59% to the General Partner.

  As a result of the approval of the Merger, the AMMLP-II Partnership Agreement became effective December 31, 1997.

 Ivy Partnership Agreement

  In conjunction with the Merger transactions, the Ivy partnership agreement was amended to incorporate the following revisions: (i) provide that the $75 million contributed by the General Partner of the Partnership to Ivy will be entitled to receive an annual preferred return equal to 13.5% compounding to the extent unpaid; (ii) provide that the Land, after contribution by the Partnership to Ivy at an agreed upon value of $26.5 million, will be entitled to receive an annual compounding preferred return equal to 10%, after payment of the 13.5% return described above; and (iii) allows the Partnership the unilateral right, as managing general partner of Ivy, to make most major decisions on behalf of Ivy, including, without limitation, the sale or other disposition of the Hotel, except where such disposition is to a party related to Host Marriott or an affiliate of Host Marriott.

        ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                FIRST TWO QUARTERS
                                --------------------
                                  1998       1997
                                ---------  ---------
HOTEL REVENUES
  Rooms.......................  $  26,909  $  27,710
  Food and beverage...........     12,269     13,254
  Other.......................      2,779      2,800
                                ---------  ---------
                                   41,957     43,764
                                ---------  ---------
OPERATING COSTS AND EXPENSES
  Property-level costs and ex-
   penses
    Rooms.....................      5,536      5,752
    Food and beverage.........      8,186      8,370
    Other departmental costs
     and deductions...........      9,175      9,469
                                ---------  ---------
      Total property-level
       costs and expenses.....     22,897     23,591
                                ---------  ---------
  Depreciation................      2,891      2,349
  Property taxes and other....      1,923      1,707
  Base management fees........      1,259      1,311
  Incentive management fees...         90      1,998
                                ---------  ---------
                                   29,060     30,956
                                ---------  ---------
OPERATING PROFIT..............     12,897     12,808
  Interest expense............     (7,964)   (10,862)
  Interest income.............        154        379
                                ---------  ---------
NET INCOME BEFORE
 EXTRAORDINARY ITEMS..........      5,087      2,325
EXTRAORDINARY ITEMS
  Gain on extinguishment of
   debt.......................         19        --
  Gain on forgiveness of in-
   centive management fees....      4,155        --
                                ---------  ---------
NET INCOME....................  $   9,261  $   2,325
                                =========  =========
ALLOCATION OF NET INCOME
  General Partner.............  $     --   $      23
  Class A Limited Partners....        --       2,302
  Class B Limited Partner.....      9,261        --
                                ---------  ---------
                                $   9,261  $   2,325
                                =========  =========
NET INCOME PER CLASS A LIMITED
 PARTNER UNIT (530 Units).....  $     --   $   4,343
                                =========  =========

           See Notes to Condensed Consolidated Financial Statements.

        ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                         JUNE 19,   DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
                        ASSETS
Property and equipment, net...........................   $164,005     $165,372
Due from Marriott International, Inc..................      7,434        4,425
Property improvement fund.............................      3,357        2,756
Deferred financing costs, net of accumulated amortiza-
 tion.................................................      3,174          321
Restricted cash reserves..............................     25,031          --
Cash and cash equivalents.............................      6,191       21,502
                                                         --------     --------
                                                         $209,192     $194,376
                                                         ========     ========
     LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
LIABILITIES
  Mortgage debt.......................................   $163,232     $199,019
  Due to Host Marriott Corporation under Original Debt
   Service Guarantee and Commitment and Interest Guar-
   antee..............................................        --        30,524
  Term loan payable to Host Marriott Corporation......     20,134          --
  Due to Marriott International, Inc..................        133        4,198
  Accounts payable and accrued expenses...............      2,190       12,743
                                                         --------     --------
    Total Liabilities.................................    185,689      246,484
                                                         --------     --------
PARTNERS' CAPITAL (DEFICIT)
  General Partner.....................................       (520)        (520)
  Class A Limited Partners............................    (60,238)     (57,588)
  Class B Limited Partner.............................     84,261        6,000
                                                         --------     --------
  Total Partners' Capital (Deficit)...................     23,503      (52,108)
                                                         --------     --------
                                                         $209,192     $194,376
                                                         ========     ========


           See Notes to Condensed Consolidated Financial Statements.

        ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                FIRST TWO
                                                                QUARTERS
                                                            ------------------
                                                              1998      1997
                                                            ---------  -------
OPERATING ACTIVITIES
  Net income............................................... $   9,261  $ 2,325
  Net extraordinary items..................................    (4,174)     --
                                                            ---------  -------
  Income before extraordinary items........................     5,087    2,325
    Noncash items..........................................     2,994    3,567
    Changes in operating accounts..........................   (12,990)   9,176
                                                            ---------  -------
      Cash (used in) provided by operating activities......    (4,909)  15,068
                                                            ---------  -------
INVESTING ACTIVITIES
  Working capital provided to Marriott International,
   Inc.....................................................    (2,639)     --
  Additions to property and equipment, net.................    (1,524)  (1,109)
  Change in property improvement fund......................      (601)  (1,201)
                                                            ---------  -------
      Cash used in investing activities....................    (4,764)  (2,310)
                                                            ---------  -------
FINANCING ACTIVITIES
  Proceeds from mortgage debt..............................   164,000      --
  Repayment of mortgage debt...............................  (199,768)     --
  Capital contributions from General Partner for Class B
   Limited Partnership Interest............................    69,000      --
  Changes in restricted lender reserves....................   (22,873)     --
  Repayments under Original Debt Service Guarantee and Com-
   mitment and Interest Guarantee to Host Marriott Corpora-
   tion....................................................   (10,390)     --
  Payment of financing costs...............................    (2,957)     --
  Capital distributions....................................    (2,650)     --
                                                            ---------  -------
      Cash used in financing activities....................    (5,638)     --
                                                            ---------  -------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...........   (15,311)  12,758
CASH AND CASH EQUIVALENTS at beginning of period...........    21,502    5,601
                                                            ---------  -------
CASH AND CASH EQUIVALENTS at end of period................. $   6,191  $18,359
                                                            =========  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest................ $  19,127  $   662
                                                            =========  =======

           See Notes to Condensed Consolidated Financial Statements.

       ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed consolidated financial statements have been prepared by the Atlanta Marriott Marquis II Limited Partnership (the "Partnership" and "AMMLP-II") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed consolidated financial statements should be read in conjunction with the Partnership's consolidated financial statements and notes thereto included in the Partnership's Form 10-K for the year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998, the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  Through December 31, 1997, for financial reporting purposes the net income/(loss) of the Partnership was allocated 99% to the limited partners and 1% to Marriott Marquis Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). As reported in the Partnership's Form 10-K for the fiscal year ended December 31, 1997, Atlanta Marriott Marquis Limited Partnership's ("AMMLP") partnership agreement was amended as a result of the Merger to incorporate a revision of AMMLP's allocations and distributions such that Partnership net income is generally allocated (i) to the General Partner, until the General Partner has received a 13.5% cumulative compounded annual return on its Class B invested capital,
(ii) to the General Partner and Class A limited partners, until the General Partner and the Class A limited partners have received a non-cumulative, non-compounded annual return of 5% on their initial investment in the Partnership, and (iii) thereafter, in proportion to total invested capital through completion of the merger transactions of approximately 41% to limited partners and 59% to the General Partner. Net losses are generally allocated in proportion to the partners capital accounts. Significant differences exist between the net income/(loss) for financial reporting purposes and the net income/(loss) reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives for the assets, and differences in the timing of the recognition of 1997 incentive management fee expense.

  Through December 31, 1997, AMMLP owned an 80% general partnership interest in Ivy Street Hotel Limited Partnership ("Ivy") which owned the Atlanta Marriott Marquis Hotel (the "Hotel"). The Partnership also owned the land (the "Land") on which the Hotel is located. On December 31, 1997 AMMLP merged (the "Merger") with and into the Partnership. The Merger of AMMLP and the Partnership was treated as a reorganization of affiliated entities and AMMLP's basis in its assets and liabilities were carried over. On January 29, 1998, the Hotel and the Land were conveyed to a special purpose, bankruptcy remote entity, HMA Realty Limited Partnership ("HMA"). The sole general partner of HMA with a 1% interest, is HMA-GP, Inc., a wholly-owned subsidiary of Ivy. The sole limited partner, with a 99% interest, is Ivy. The Partnership consolidates Ivy and HMA, and all significant intercompany transactions and balances between the Partnership, Ivy and HMA have been eliminated. In 1990, the Partnership determined that the probability of collecting the receivable from the minority partner in Ivy was remote. Thus, the Partnership wrote off this receivable and is now recording 100% of the income/(loss) of Ivy until excess income allocated to the Partnership equals the excess losses previously recorded by the Partnership.

  2. Certain reclassifications were made to the prior year financial statements to conform to the 1998 presentation.

       ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

  3. The Partnership's revenues represent gross sales generated by the Partnership's hotel. Total hotel sales less hotel property-level costs and expenses equals house profit which reflects the net revenues flowing to the Partnership as property owner. As discussed below, the Partnership previously recorded only the house profit generated by the Partnership's hotel properties as revenues,

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 on its financial statements and has determined that EITF 97-2 requires that the Partnership include property-level revenues and operating costs and expenses in its statement of operations. The Partnership was required to apply EITF 97-2 on January 3, 1998 to the modified management agreement with Marriott International, Inc. The Partnership has given retroactive effect to the adoption of EITF 97-2 in the accompanying consolidated statement of operations. The adoption of EITF 97-2 increased both revenues and operating costs and expenses by $22.9 million and $23.6 million in first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

  The statements of operations for the first and second quarter of 1998 included in the Partnership Form 10-Q filings did not reflect hotel sale and property-level expenses. These financial statements have been amended to conform to the presentation of sales and expenses in the financial statements included herein.

  4. On February 2, 1998, HMA obtained new 12-year first mortgage financing of $164 million which, together with $35 million from the additional $69 million capital contributed by the General Partner, was used to pay the mortgage debt. The mortgage debt is nonrecourse to HMA, bears interest at a fixed rate of 7.4% and requires monthly payments of principal and interest calculated to fully amortize the loan over 25 years. Annual debt service on the new mortgage debt is $14.1 million for 1998 and $14.4 million annually until the end of the 12-year term.

  5. To facilitate the refinancing, effective January 3, 1998, a new management agreement was entered into by HMA and the Manager. The new management agreement expires on July 1, 2010 and is renewable at the Manager's option for five additional 10-year terms. Pursuant to the terms of the new management agreement, no incentive management fees are payable to the Manager with respect to the first $29.7 million of operating profit (the "Owner's Priority"). Thereafter, the Manager will receive 20% of the profit in excess of such Owner's Priority. As part of the new management agreement, all accrued incentive management fees totaling $4.2 million were forgiven by the Manager. The Partnership recorded an extraordinary gain in conjunction with the forgiveness in the accompanying condensed consolidated financial statements.

  6. Pursuant to the terms of the Mortgage Debt, HMA was required to establish with the lender a separate reserve account for payments of insurance premiums and real estate taxes for the mortgaged property as a result of the credit rating of Marriott International, Inc. Thus, the Partnership has transferred $2.2 million into the reserve through June 19, 1998. The reserve is included in restricted cash reserves and the resulting tax and insurance liability is included in accounts payable and accrued expenses in the accompanying balance sheet.

  Additionally, HMA was required to establish the following reserves which are classified as restricted cash reserves in the accompanying condensed consolidated balance sheet and are held by the agent of the lender including:

  .$3.6 million debt service reserve--This reserve is equal to three months of debt service.

  . $10.1 million deferred maintenance and capital expenditure reserve--This reserve will be expended for capital expenditures for repairs to the facade of the Hotel as well as various renewals and replacements and site improvements.

       ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

  . $7.5 million rooms refurbishment reserve--This reserve will be expended to refurbish the remaining 711 rooms and 16 suites at the Hotel which have not already been refurbished.

  7. On April 17, 1998, Host Marriott, parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating Partnership (the "Operating Partnership") and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Atlanta Marriott Marquis II Limited Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current Partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission on June 2, 1998. Limited Partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                  DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with the financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                        FISCAL YEAR
                          -------------------  ----------------------------------------------------------
                            1998      1997        1997        1996        1995        1994        1993
                          --------- ---------  ----------  ----------  ----------  ----------  ----------
                             (UNAUDITED)       (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT)(3)
Revenues(1).............  $ 65,051  $  12,488  $   33,369  $   24,681  $   22,688  $   21,407  $   21,289
Operating profit........    18,545      7,756      16,381      14,510      13,293       9,873       9,990
Income (loss) before
 extraordinary item(2)..    10,196      1,199       2,161         109       1,585      (2,264)     (3,099)
Net income (loss).......    10,196      1,199      29,699         109       1,585      (2,264)     (3,099)
Distributions:
  General partner.......        23        --          227          15          51          40          50
  Limited partners......     2,248        --       22,500       1,532       5,020       3,964       4,948
                          --------  ---------  ----------  ----------  ----------  ----------  ----------
  Total.................     2,271        --       22,727       1,547       5,071       4,004       4,998
Per Partnership Unit:(3)
  Net income (loss).....    11,216      1,319      32,669         120       1,743      (2,490)     (3,409)
  Distributions.........     2,500        --       25,000       1,702       5,577       4,404       5,498
Cash provided by
 operating activities...    14,881     14,862      12,441       7,017       6,724       5,859       5,541
Cash used in investing
 activities.............    (3,948)    (1,787)     (3,862)     (3,096)     (2,050)     (4,437)     (3,760)
Cash used in financing
 activities.............    (1,842)   (11,921)     (9,781)     (8,379)     (1,399)       (740)     (2,855)
Increase (decrease) in
 cash and cash
 equivalents............     9,091      1,154      (1,202)     (4,458)      3,275         682      (1,074)
Ratio of earnings to
 fixed charges(4)
 (unaudited)............      2.16x      1.18x      1.14x       1.01x       1.12x         --          --
Deficiency of earnings
 to fixed charges(4)
 (unaudited)............       --         --          --          --          --        2,264       3,099
Total assets at book
 value..................   181,624    175,567     172,156     164,882     173,742     172,238     175,451
Cash and cash
 equivalents............    13,644      6,909       4,553       5,755      10,213       6,938       6,256
Total debt(5)...........   181,644    187,136     182,727     185,913     190,087     186,415     183,196
Total liabilities.......   188,364    196,005     186,821     186,519     193,941     188,951     185,941
Partner's capital
 (deficit):
  Limited partners......    (6,798)   (20,359)    (14,644)    (21,546)    (20,122)    (16,671)    (10,511)
  General partner.......        58        (79)        (21)        (91)        (77)        (42)         21
Book Value per
 Partnership Unit
 (unaudited)(3).........    (7,553)   (22,621)    (16,271)    (23,940)    (22,358)    (18,523)    (11,679)
Exchange Value per
 Partnership Unit
 (unaudited)(3).........    40,880        --          --          --          --          --          --

--------
(1) On November 25, 1997, the Partnership converted its Operating Lease with Marriott Hotel Services, Inc. to a management agreement.
(2) In 1997, Desert Springs Marriott Limited Partnership recognized an extraordinary gain of $27,538,000 on the forgiveness of additional rental paid by hotel lessee at the conversion of the Operating Lease to a management agreement.
(3) A Partnership Unit represents a $100,000 original investment in Desert Springs.
(4) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings of fixed charges is largely the result of depreciation and amortization of $8,932,000 and $8,502,000 as of December 31, 1994 and 1993, respectively.
(5) Total debt includes amounts due Host Marriott under the Junior Loan of $59,727,000 as of June 19, 1998 and December 31, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The following discussion and analysis addresses the results of operations of the Partnership for the First Two Quarters 1998 and the fiscal years ended December 31, 1997, 1996 and 1995.

  Growth in the Partnership's total Hotel room sales, and thus rental income and hotel revenue, is primarily a function of average occupancy and average room rates, as well as control of hotel operating costs. In addition, due to the amount of meeting/convention business at the Hotel, food and beverage and golf and spa operations have a direct effect on the Partnership's rental income and hotel revenue. REVPAR, or revenue per available room, represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. REVPAR does not include food and beverage or other ancillary revenues generated by the Hotel. REVPAR for the years ended December 31, 1997, 1996 and 1995 was $124, $113 and $104, respectively. Food and beverage sales increased to $40.4 million in 1997 from $38.4 million in 1996 from $33.5 million in 1995 due to increased group sales.

  Hotel revenue for the period of November 25 through December 31, 1997 and net rental income from the Hotel rental and the airline equipment lease with Trans World Airline, Inc. (the "Equipment") are applied to debt service, property taxes, partnership administrative costs, Partnership funded capital expenditures and cash distributions to the partners.

RESULTS OF OPERATIONS

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Hotel revenues. As discussed in Note 3 to the Condensed Consolidated Financial Statements, the Partnership converted its operating lease to a management agreement in connection with its debt refinancing. Revenues reflect hotel sales in 1998. Revenues reported for the first two quarters 1998 are not comparable to the Hotel Rentals reported for the first two quarters 1997. Prior to the Conversion, the Partnership recognized estimated annual hotel rental income on a straight-line basis throughout the year. The profits from the Hotel are seasonal and first and second quarter results are generally higher than the last two quarters of the year. Lease payments in excess of the income recognized by the Partnership were deferred and, to the extent not subject to possible future repayment to the Hotel lessee, were recognized as income during the remainder of the year. Pursuant to the terms of the Operating Lease, Annual Rental, as defined, was equal to the greater of Basic Rental (80% of Operating Profit, as defined) and Owner's Priority, as defined. Additionally, the Hotel tenant was required to pay taxes, make contributions equal to a percentage of Hotel sales to a property improvement fund (4.5% in 1997 and 5.5% thereafter) and pay rental on the second golf course.

  Subsequent to the Conversion, the Partnership records revenues which represent sales generated by the Partnership's hotel. Hotel property-level costs and expenses reflect all property-level costs and expenses. To enhance comparability, revenues for the first two quarters of 1997 are discussed on a "pro forma" basis which assumes the Conversion occurred at the beginning of this period.

  For the first two quarters 1998, compared to pro forma results, revenues increased $5.7 million or 9.6% from $59.4 million in first two quarters 1997 to $65.1 million in the first two quarters 1998 primarily due to increases in rooms revenues. For the year, REVPAR increased 10% over the same period of the prior year to approximately $171 due primarily to a 9% increase in the average room rate to approximately $214 coupled with a 1.1 percentage point increase in average occupancy to approximately 80%. Room sales and profit increased 10% and 9% respectively, due to strong demand in the leisure transient segment and improvements in the Hotel's rooms amenity package and guest services. With the increase in transient demand, the hotel increased its group average room rate by approximately 12% on a year-to-date basis compared to prior year.

  Operating Costs and Expenses. Operating costs and expenses for the first two quarters of 1997 are discussed on a "pro forma" basis which assumes the Conversion occurred at the beginning of this period. Compared to pro forma results, operating costs and expenses increased $3.7 million from $42.8 million for the first two quarters 1997 to $46.5 million for the first two quarters 1998. The increase is primarily due to increases in hotel property-level costs and expenses. Prior to the Conversion, hotel property-level costs and expenses and incentive management fee expense was not a component of operating expense. Rather, hotel property-level costs and expenses was a deduction to arrive at hotel rental and accrued incentive management fee expense was deducted from the additional lease payments in excess of rental income that were deferred by the Partnership. Additionally, base management fees, though a component in the calculation of Operating Profit prior to the Conversion, were not a component of the Partnership's operating costs.

  Compared to pro forma results, on a second quarter year-to-date basis, incentive management fees increased $179,000, or 10.8% from $1.7 million in 1997 to $1.8 million in 1998 due to the increase in hotel operations discussed above.

  Compared to pro forma results, on a second quarter year-to-date basis, base management fees increased $171,000, or 9.6% from $1.8 million in 1997 to almost $2.0 million in 1998 due to the increase in hotel operations discussed above.

  Depreciation. For the first two quarters 1998, depreciation decreased $254,000, or 7%, when compared to the same quarters in 1997 as the Partnership's original 10-year equipment became fully depreciated during 1997.

  Interest Expense. On November 25, 1997 the Partnership refinanced its $160 million mortgage debt with $182.7 million of debt. The increase in debt along with an increase in the weighted average interest rate from 8.3% in the first two quarters 1997 to 9.8% in the first two quarters 1998 resulted in an increase in interest expense of approximately $2.0 million, or 30%, from $6.8 million to $8.8 million. For the first two quarters 1998, the weighted average interest rate increased from 8.3% in 1997 to 9.8% in 1998.

  Interest Income and Other. Interest income and other includes $132,000 for the first two quarters which represents payments made to the Partnership by Marriott Vacation Club International ("MVCI") for the rental of a gallery and marketing desk in the Hotel's lobby. For the first two quarters 1997, $140,000 was recognized and included in the $12.5 million of Hotel rental income.

  Net Income. Net income increased $9.0 million for the first two quarters 1998 to $10.2 million for the first two quarters 1997 as a result of the changes discussed above, primarily the Conversion, and improved hotel operating results.

 1997 Compared to 1996

  Hotel Rental Income. On November 25, 1997, in connection with the refinancing, the General Partner and the Tenant/Manager converted the Operating Lease to a management agreement (the "Management Agreement"). As a result of this conversion, full year 1997 hotel rental income is not comparable to full year 1996 hotel rental income. Hotel rental income for the period January 1 through November 25, 1997 was $24 million. For the year, total Hotel sales increased 6% due primarily to a 7.6% increase in rooms revenue. REVPAR improved 10% to $124 due to a 7% increase in average room rate to approximately $170 and a 2.0 percentage point increase in average daily occupancy to approximately 73%.

  Hotel Revenues. Effective November 25, 1997, the Partnership records hotel operations as revenues. As a result of the conversion from an Operating Lease to a Management Agreement, Partnership hotel revenues were $9.4 million. This consists of the Hotel's operating results for the period of November 25 through December 31, 1997.

  Airline Equipment Rental Income. Airline equipment rental income was $1.2 million in 1996. The airline equipment lease was terminated in April 1996. On April 24, 1996, Trans World Airlines, Inc. ("TWA"), the lessee, terminated the lease and purchased the equipment, as permitted under the lease agreement.

  Depreciation. Depreciation and amortization decreased by $550,000 due to the retirement of $7 million of equipment in 1997.

  Property Taxes. Property taxes were unchanged at $2.0 million for both 1997 and 1996.

  Partnership Administration and Other. Partnership administration and other decreased from $474,000 in 1996 to $445,000 in 1997 due to a slight decrease in administrative costs related to the refinancing.

  Base Management Fee. As a result of the conversion to a management agreement, the Partnership recorded base management fees from November 26 through December 31, 1997. Base management fees are calculated as 3% of sales or $281,000 for 1997.

  Insurance and Other. As a result of the conversion to a management agreement, insurance and other expense was $256,000. This expense includes a loss of $163,000 on the retirement of fixed assets, $65,000 of insurance expense and $28,000 in equipment rental and permits and licenses.

  Incentive Management Fee. As a result of the conversion to a management agreement, the Partnership's incentive management fee expense from November 26 through December 31, 1997 was $123,000. As further explained in Note 7 to the financial statements, Marriott International is entitled to a total of $2 million in fees for 1997, $123,000 of which is incentive management fee expense.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $1.9 million or 13% to $16.4 million for 1997 when compared to 1996.

  Interest Expense. Interest expense decreased 5% from $15.5 million in 1996 to $14.8 million in 1997 due to a decrease in the Partnership's weighted average interest rate from 9.0% to 8.4%. The Partnership's $160 million Bridge Loan accrued interest at LIBOR plus 2.75 percentage points from January 1 through November 25, 1997, the closing date of the Bridge Loan refinancing. The weighted average interest rate for the Bridge Loan (see "--Debt financing") for this period was 8.4% compared to 9.0% in 1996. The refinancing of the Bridge Loan consists of three tiers of debt: a senior loan which bears interest at a fixed rate of 7.8%; a mezzanine loan, which bears interest at a fixed rate of 10.365%; and a Host Marriott junior loan which bears interest at a fixed rate of 13%.

  Interest Income and Other. Interest income and other decreased 45% from $1.1 million in 1996 to $607,000 in 1997. The decrease is primarily due to the Partnership utilizing $8.2 million of cash and cash equivalents to reduce the balance of its outstanding mortgage debt combined with paying $2.7 million in refinancing costs which decreased the cash balance on which interest income is earned.

  Extraordinary Items. The Partnership recognized an extraordinary gain in 1997 of $27.5 million representing the forgiveness of additional rental by the Tenant/Manager.

 1996 Compared to 1995

  Hotel Rental Income. Hotel rental income for 1996 increased 18% from $19.9 million in 1995 to $23.4 million in 1996. For the year, total Hotel revenues increased 15% due to increases in all areas of the Hotel including rooms, food and beverage, golf and spa and other ancillary revenues. REVPAR improved 9% to $113 due to a 5% increase in average room rate to approximately $158 and a 2.5 percentage point increase in average daily occupancy to approximately 71%. Food and beverage revenues increased 15% from $33.5 million in 1995 to $38.4 million in 1996.

  Airline Equipment Rental Income. Airline equipment rental income decreased 56% from $2.8 million in 1995 to $1.2 million in 1996 due to the termination of the airline equipment lease in April 1996. On April 24, 1996, TWA, the lessee, terminated the lease and purchased the equipment, as permitted under the lease agreement.

  Depreciation. Depreciation and amortization decreased by $91,000 due to the write-off in 1995 of the airline equipment partially offset by an increase in building and equipment depreciation due to the $9.1 million rooms renovation.

  Property Taxes. Property tax expense increased 61% to $2.0 million in 1996 from $1.2 million in 1995 primarily due to a nonrecurring $600,000 refund received in 1995 related to property taxes paid in prior years.

  Partnership administration and other. Partnership administration and other increased 34% primarily due to an increase in administrative costs due to the refinancing of the mortgage debt.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $1.2 million or 9.2%, to $14.5 million for 1996 when compared to 1995.

  Interest Expense. Interest expense increased 16% from $13.4 million in 1995 to $15.5 million in 1996 due to an increase in the weighted average interest rate. The mortgage debt matured on July 27, 1996 and went into default on the maturity date. Pursuant to the loan documents, the mortgage debt accrued interest at the default rate of 10.75% until the refinancing on December 23, 1996. The weighted average interest rate on the first mortgage debt was 9.0% in 1996 and 7.8% in 1995.

  Interest Income and Other. Interest income and other decreased 34% from $1.6 million in 1995 to $1.1 million in 1996. The decrease is primarily due to $692,000 of income recognized in 1995 on the funding of the pool expansion by Marriott Vacation Club International ("MVCI") offset by a $108,000 increase in interest income earned in 1996 on the Partnership's cash held for refinancing.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have historically been funded primarily through loan agreements with independent financial institutions. The General Partner believes that the Partnership will have sufficient capital resources and liquidity to continue to conduct its operations in the ordinary course of business.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is from Hotel operations. Its principal uses of cash are to make debt service payments, fund the Hotel's property improvement fund and establish reserves required by the lender.

  Cash provided by operating activities for the first two quarters 1998 and 1997 was $14.9 million. Cash provided by operating activities increased $19,000 primarily due to the Conversion, as discussed in Note 3, combined with improved hotel operations. Prior to the Conversion, the Partnership recognized estimated annual hotel rental income on a straight-line basis throughout the year. This change combined with an overall improvement in hotel operations, an increase in accounts payable of $2.8 million due to increased accrued interest liability, offset by the payment of $2.0 million of accrued incentive management fees to MHS in second quarter 1998 resulted in the increase in cash from operations. Additionally, through June 19, 1998, an additional $1.5 million was transferred into the tax and insurance reserve account and $984,000 was disbursed to pay accrued real estate taxes. The tax and insurance reserve is included in restricted cash reserves and the resulting tax and insurance liability is included in accounts payable and accrued expenses in the accompanying balance sheet.

  Cash used in investing activities for the first two quarters 1998 and 1997 was $3.9 million and $1.8 million, respectively. The Partnership's cash used in investing activities consists primarily of contributions to the property improvement fund and capital expenditures for improvements at the hotel. Contributions to the property improvement fund for the first two quarters 1998 were $3.6 million and $2.7 million for the first two quarters 1997. Contributions in 1998 increased due to a $5.7 million increase in gross hotel sales and an increase in the contribution rate from 4.5% in 1997 to 5.5% in 1998. Capital expenditures from the property improvement fund were $2.3 million and $1.3 million for the first two quarters 1998 and 1997, respectively.

  Cash used in financing activities for the first two quarters 1998 and 1997 was $1.8 million and $11.9 million, respectively. The Partnership's cash used in financing activities consists primarily of payments of the mortgage debt, contributions to the restricted cash reserves and cash distributions. Contributions for the first two quarters 1998 to the restricted cash reserves consist of $500,000 for the replacement of the Hotel's air conditioning system and interest income earned for the first two quarters 1998 of $153,000. Disbursements from the reserves include $270,000 for the air conditioning work and $2.0 million for accrued incentive management fees payable to MHS. Contributions for the first two quarters 1998 to the restricted cash reserves in 1997 consisted of $10.9 million of excess cash from Hotel operations held for future debt service. During the second quarter of 1998, the Partnership distributed $2.3 million to the partners ($2,500 per limited partner unit) from 1997 operations. Additionally, for the first two quarters 1998 and 1997, the Partnership made $900,000 of loan repayments from the property improvement fund on the rooms refurbishment loan from Marriott International, Inc.

  The Partnership's principal source of cash was from the Hotel Operating Lease up until November 25, 1997, at which time the Operating Lease was converted to the Management Agreement. Prior to the Equipment Lease termination, the Partnership's principal sources of cash included rents received under the Equipment Lease and proceeds from Equipment sales. Its principal uses of cash are to fund the property improvement fund, pay debt service and cash distributions to the partners. Additionally, during 1996 and 1997, the Partnership utilized cash to pay financing costs incurred in connection with the refinancing of the mortgage debt.

  The Hotel Operating Lease provided for the payment of the greater of Basic Rental or Owner's Priority. Basic Rental equaled 80% of Operating Profit, as defined in the Hotel Operating Lease. Owner's Priority equaled the greater of
(i) $20 million plus debt service on certain additional debt to expand the Hotel or (ii) Debt Service, as defined.

  Pursuant to an agreement reached with Marriott International, for fiscal year 1997, the $20 million Owner's Priority was increased to $20.5 million. Marriott International was entitled only to the next $2 million of Operating Profit. Any additional Operating Profit in excess of $22.5 million was remitted entirely to the Partnership. For 1997, Operating Profit was $23.7 million, Marriott International earned $2.0 million and the remaining $1.2 million was remitted to the Partnership. In connection with the long-term financing, Marriott International agreed to waive any and all claims to Additional Rental (as defined in the Operating Lease) that accrued prior to the consummation of the loan ($27.5 million).

  On November 25, 1997, in connection with the refinancing, the General Partner also negotiated with the Tenant/Manager to convert the Operating Lease to a management agreement (the "Management Agreement"). The Tenant/Manager would become manager of the Hotel (the "Manager"). The initial term of the Management Agreement continues through 2022 with four successive renewal options of ten years each.

  Beginning with fiscal year 1998 forward, the Management Agreement provides that no incentive fee will be paid to the Manager with respect to the first $21.5 million of Operating Profit (the "Owner's Priority"). Thereafter the Manager will receive the next $1.8 million of Operating Profit as an incentive management fee and any Operating Profit in excess of the $23.3 million will be divided 75% to the Partnership and 25% to the Manager. Any such payments will be made annually after completion of the audit of the Partnership's books.

  Total cash provided by operations of the Hotel was $12.4 million, $7.0 million and $6.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. Proceeds from the sale of airline equipment were $2.5 million for the year ended December 31, 1996, and $4.0 million for the year ended December 31, 1995 due to the sale of the equipment in 1996. Cash contributed to the property improvement fund of the Hotel was $4.6 million, $4.4 million and $3.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. Cash distributed to the partners was $22.7 million, $1.5 million and $5.1 million during the years ended December 31, 1997, 1996 and 1995, respectively. Financing costs related to refinancing the mortgage debt were $1.2 million in 1997 and $2.7 million in 1996. There were no refinancing costs in 1995.

  The General Partner expects that contributions to the property improvement fund will be a sufficient reserve for the future capital repair and replacement needs of the Hotel's property and equipment.

  Pursuant to the terms of the Hotel Operating Lease and Management Agreement, the Partnership is obligated to fund major improvements for the Hotel's mechanical and heating systems. During 1998, the Partnership expects to fund approximately $2.0 million for improvements to the Hotel's HVAC system (heating, ventilating and air conditioning). Also, during 1998, the Partnership expects to fund approximately $350,000 on roof repair projects. The Partnership has established a reserve to pay for these improvements which is expected to be sufficient. This reserve is being held by the mortgage loan lender. There are currently no additional Partnership funded capital expenditure items expected for 1998.

DEBT FINANCING

  On December 23, 1996, pursuant to an agreement with the Partnership, GMAC Commercial Mortgage Corporation ("GMAC") purchased the existing mortgage debt of the Partnership and amended and restated certain terms thereof (as amended and restated, the "Bridge Loan"). The Bridge Loan consisted of a $160 million nonrecourse mortgage loan. The Partnership utilized $8.2 million from its refinancing reserve to reduce the outstanding principal balance of the existing mortgage debt to the $160 million outstanding under the Bridge Loan. In addition, the Partnership utilized $2.6 million from the refinancing reserve to pay costs associated with the financing including lender's fees, property appraisals, environmental studies and legal fees. Approximately half of the $2.6 million was for fees related to the long-term financing. The Bridge Loan was originated by Goldman Sachs Mortgage Company ("GSMC"), matured on October 31, 1997 and bore interest at the London Interbank Offered Rate ("LIBOR") plus 2.75 percentage points and required that all excess cash from Hotel operations, if any, be held in a debt service reserve for future debt service or to reduce the outstanding principal balance of the Bridge Loan upon maturity. For the year ended December 31, 1996, the weighted-average interest rate on the Partnership's mortgage debt was 9.0%. For the period of January 1 through November 25, 1997 the weighted average interest rate was 8.4%.

  The Bridge Loan was secured by the Partnership's fee interest in the Hotel, a security interest in certain personal property associated with the Hotel including furniture and equipment, contracts and other general intangibles and a security interest in the Partnership's rights under the Hotel operating lease, the Hotel purchase agreement and other related agreements.

  Pursuant to the terms of the debt refinancing, there are no continuing requirements for a debt service guarantee. Host and the General Partner were released from their obligations to the Partnership under their original debt service guarantee with the refinancing of the Partnership's mortgage debt.

  In conjunction with the refinancing of the mortgage debt, the General Partner reaffirmed a foreclosure guarantee to the lender in the amount of $50 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure of the Hotel and only to the extent that the gross proceeds from a foreclosure sale were less than $50 million. The foreclosure guarantee was not reaffirmed with the refinancing of the Bridge Loan.

  On September 26, 1997, the General Partner received unrevoked consents approving a new loan structure and certain amendments to the Partnership Agreement which were necessary to refinancing negotiations of the Bridge Loan. An extension agreement was signed with the current lender on October 30, 1997, extending the maturity date and loan terms of the Bridge Loan from October 31, 1997 until December 31, 1997, without penalty.

  On November 25, 1997, the Partnership secured long-term refinancing for its $160 million Bridge Loan. The new financing consists of three tranches: 1) a $103 million senior loan, 2) a $20 million loan and 3) a $59.7 million junior loan. The $103 million senior loan (the "Senior Loan") is from GMAC Commercial Mortgage Company ("GMAC") to a newly formed bankruptcy remote subsidiary of the Partnership, DS Hotel LLC, which owns the Hotel and related assets. The Senior Loan matures in December, 2022 and is secured by a first mortgage lien on the Hotel. The loan bears interest at a fixed rate of 7.8% and requires monthly payments of interest and principal with amortization over its twenty-five year term. On June 11, 2010 the interest rate increases to 200 basis points over the then current yield on 12 year U.S. treasuries and also additional principal payments will be required as defined in the loan agreement.

  The second tranche of debt consists of a $20 million loan (the "Mezzanine Loan") from Goldman Sachs Mortgage Company ("GSMC") to a newly formed bankruptcy remote subsidiary of the Partnership, Marriott DSM LLC, which secures the loan. Marriott DSM LLC owns a 100% interest in DS Hotel LLC. The Mezzanine Loan consists of a fully amortizing $20 million loan maturing in December, 2010. The loan bears interest at a fixed rate of 10.365% and requires monthly payments of interest and principal with amortization over a twelve and one-half year term.

  The third tranche of debt consists of a junior loan, (the "HM Junior Loan") to the Partnership from MDSM Finance LLC ("MDSM"), a wholly owned subsidiary of the General Partner. The HM Junior Loan has a term of thirty years and requires no principal amortization for the first twelve and one-half years with a seventeen and one-half year amortization schedule thereafter. Security for the HM Junior Loan is the Partnership's 100% interest in Marriott DSM LLC. If remaining cash flow is insufficient to pay interest on the HM Junior Loan, interest is deferred and will accrue and compound and be payable from future cash flow. The HM Junior Loan also entitles MDSM to receive 30% of any excess cash flow, as defined, available annually, plus 30% of any net capital/residual proceeds after full repayment of the Senior Loan, the Mezzanine Loan and the HM Junior Loan.

  In conjunction with the refinancing of the mortgage debt, the Partnership was required to establish cash reserves which are held by an agent of the lender including:

  .  $6.2 million debt service reserve

  .  $1.5 million reserve for capital expenditures

  .  $2.0 million reserve for payment of fees to the Tenant/Manager

  The reserves were established from the Partnership's restricted cash related to the Bridge Loan in addition to Partnership operating cash.

  In addition, the Partnership is required to establish with the lender a separate escrow account for payments of insurance premiums and real estate taxes for the Hotel if the credit rating of Marriott International is downgraded by Standard and Poor's Rating Services. The Manager is a wholly-owned subsidiary of Marriott International. In March 1997, Marriott International acquired the Renaissance Hotel Group N.V., adding greater geographic diversity and growth potential to its lodging portfolio. The assumption of additional debt associated with this transaction resulted in a single downgrade of Marriott International's long-term senior unsecured debt effective April, 1997. Therefore, the Partnership was required to establish a reserve account for insurance and real estate tax. As of December 31, 1997, $581,000 remains available to pay insurance and real estate taxes. The escrow reserve is included in restricted cash and the resulting tax and insurance liability is included in accounts payable and accrued liabilities in the accompanying balance sheet.

  The Partnership utilized $1.2 million from the refinancing reserve to pay costs associated with the financing including lender or subsidiary fees, property appraisals, environmental studies and legal fees.

 Debt to Marriott International

  On April 30, 1996, the Partnership entered into a short-term loan with Marriott International in the amount of $1,700,000 to fund a portion of the Hotel's rooms refurbishment project. The loan's stated maturity was June

13, 1997, bore interest at 8.5% and was to be repaid from the property improvement fund as contributions were made during the year. At December 31, 1996, the loan balance was $900,000. The loan was fully repaid on March 28, 1997.

 Property Improvement Fund

  The Partnership is required to maintain the Hotel in good repair and condition. The Hotel Operating Lease agreement and Management Agreement require the Tenant/Manager to make annual contributions to the property improvement fund for the Hotel on behalf of the Partnership. Contributions to the fund are equal to 4.5% of Hotel gross revenues through 1997 increasing to 5.5% thereafter. Total contributions to the fund were $3.8 million in 1995, $4.4 million in 1996 and $4.6 million in 1997. The balance of the Hotel's property improvement fund was $1.6 million as of December 31, 1997.

  During the summer of 1996, a $9.1 million rooms refurbishment was completed at the Hotel. The property improvement fund was not sufficient to fund the refurbishment. The Partnership arranged a short-term loan from Marriott International of up to $1.7 million at a fixed rate of 8.5% to finance the anticipated shortfall. The loan was repaid from the property improvement fund prior to its maturity on June 13, 1997. The General Partner believes that funds available from the property improvement fund will be adequate for anticipated renewal and replacement expenditures.

  During 1995, the Hotel's main swimming pool was expanded. This $2.1 million expansion was funded partially with $692,000 in proceeds received from Marriott Vacation Club International ("MVCI") pursuant to an agreement between the Partnership and MVCI for the development of additional time share units on land adjacent to the Hotel. The Partnership funded the remaining $1.4 million from cash reserves.

 Equipment Lease

  The Partnership leased airline equipment to TWA under an operating lease which expired in April 1995. On April 20, 1995, the Partnership reached an agreement with TWA whereby TWA was obligated to pay quarterly payments of $780,000 plus interest in arrears at 17%. At the end of the lease in July 1996 (or earlier if a termination option was exercised), TWA had the option to purchase the equipment for one dollar ($1). The lease generated $5.4 million in cash flow during the 1995 fiscal year. As a result of the lease renewal terms, the Partnership recorded a receivable for the future lease payments due from TWA and deferred the gain on the transaction. The deferred gain was recognized as income as lease payments were received. Total rental income recognized in 1995 and 1996 on the lease was $2.8 million and $1.2 million, respectively. The original cost of the airline equipment was depreciated over the life of the operating lease. Depreciation expense on the airline equipment was $526,000 for the year ended December 31, 1995.

  On April 24, 1996, TWA exercised its early termination option under the airline equipment lease and paid the rent due on that date of $847,000 along with the termination value of $780,000 plus the $1 purchase option. Rental income of $1,248,000 was generated by the lease in 1996.

 Golf Course Lease

  The Second Golf Course is located near the Hotel on approximately 100 acres of land and is leased to the Partnership by a subsidiary of Marriott International. The Second Golf Course and related facilities were subleased by the Partnership to the Tenant/Manager pursuant to an operating lease with annual rental equal to $100,000. The term of the lease for the Second Golf Course expires on December 31, 2011, with five 10-year renewal periods at the option of the Partnership. Under the terms of the lease for the Second Golf Course, the Partnership pays annual rent equal to $100,000 and is responsible for all costs of operating and maintaining the Second Golf Course. Upon termination of the lease for the Second Golf Course, the Second Golf Course and all facilities and improvements thereon will become the property of Marriott's Desert Springs Development Corporation. All costs of operating and maintaining the course are deductions from gross revenues and all revenues from operation of the course are items of gross revenues of the Hotel. In conjunction with the refinancing of the mortgage debt, the golf course is no longer subleased to the Operating Tenant. The Manager manages the golf course for the Partnership pursuant to the terms of the Golf Course Lease.

 Homeowners Agreement

  A subsidiary of Marriott International, MVCI has been developing a portion of land adjacent to the golf courses for time shares. The Partnership, Marriott International, Marriott's Desert Springs Development Corporation and MVCI entered into an Agreement (the "Homeowners Agreement") whereby it was agreed that each purchaser of a time share unit will receive certain golf course and other privileges (including preferred tee times at the golf courses equal to one tee time per week per time share unit) at the Hotel. Time share purchasers will not pay membership fees, but rather will pay regular green fees for use of the golf courses, and do not receive preferred tennis court times or free access to the health spa. Time share purchasers will have use of the latter facilities and other Hotel facilities, if they are available, on the same basis as regular Hotel guests and will pay the same fees as regular Hotel guests.

 Office Space Rental Agreement

  On January 27, 1995, the Partnership entered into an agreement with MVCI whereby MVCI occupies the space of eleven guest rooms and built a vacation gallery. The initial term of the agreement is April 1, 1995 to March 31, 1999, with initial annual rental of $150,000. The annual rental may be increased in the second, third and fourth year of the lease by the local area Consumer Price Index plus 1% subject to a maximum of 10%.

INFLATION

  For the three fiscal years ended December 31, 1997 and the First Two Quarters 1998, the rate of inflation has been relatively low and, accordingly, has not had a significant impact on the Partnership's gross income and net income. The Operating Tenant/Manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotel exceeded those of direct competitors as well as the general level of inflation.

SEASONALITY

  Demand, and thus occupancy and room rates, is affected by normally recurring seasonal patterns. Demand tends to be higher during the months of November through April than during the remainder of the year. This seasonality tends to affect the results of operations, increasing the revenue and rental income during these months. In addition, this seasonality may also increase the liquidity of the Partnership during these months.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Manager of its property to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP:

  We have audited the accompanying balance sheet of Desert Springs Marriott Limited Partnership and subsidiaries (a Delaware limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' (deficit) capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Desert Springs Marriott Limited Partnership and subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
February 18, 1998

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                              1997      1996
                                                            --------  --------
ASSETS
  Property and equipment, net.............................  $151,401  $155,441
  Due from Marriott International, Inc....................     1,368         8
  Property improvement fund...............................     1,598     1,041
  Deferred financing, net of accumulated amortization.....     3,000     2,637
  Restricted cash.........................................    10,236       --
  Cash and cash equivalents...............................     4,553     5,755
                                                            --------  --------
                                                            $172,156  $164,882
                                                            ========  ========
LIABILITIES AND PARTNERS' DEFICIT

 LIABILITIES
  Mortgage debt...........................................  $103,000  $160,000
  Note payable............................................    20,000       --
  Due to Host Marriott and affiliates.....................    59,727       --
  Additional rental paid by hotel lessee..................       --     25,013
  Due to Marriott International, Inc......................     2,122     1,022
  Accounts payable and accrued expenses...................     1,972       484
                                                            --------  --------
    Total Liabilities.....................................   186,821   186,519
                                                            ========  ========
 PARTNERS' DEFICIT
  General Partner
   Capital contribution...................................       909       909
   Capital distributions..................................      (829)     (602)
   Cumulative net losses..................................      (101)     (398)
                                                            --------  --------
                                                                 (21)      (91)
                                                            --------  --------
  Limited Partners
   Capital contributions, net of offering costs of
    $10,576...............................................    77,444    77,444
   Investor notes receivable..............................       (22)      (22)
   Capital distributions..................................   (82,084)  (59,584)
   Cumulative net losses..................................    (9,982)  (39,384)
                                                            --------  --------
                                                             (14,644)  (21,546)
                                                            --------  --------
    Total Partners' Deficit...............................   (14,665)  (21,637)
                                                            --------  --------
                                                            $172,156  $164,882
                                                            ========  ========


                       See Notes to financial statements.

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                      1997     1996     1995
                                                     -------  -------  -------
REVENUES
  Rentals
   Hotel............................................ $24,016  $23,433  $19,851
   Airline equipment (Note 6).......................     --     1,248    2,837
  Hotel revenues
   Rooms............................................   3,620      --       --
   Food and beverage................................   3,330      --       --
   Other............................................   2,403      --       --
                                                     -------  -------  -------
    Total hotel revenues............................   9,353      --       --
                                                     -------  -------  -------
                                                      33,369   24,681   22,688
                                                     -------  -------  -------
OPERATING COSTS AND EXPENSES
  Hotel property-level costs and expenses
    Rooms...........................................     801      --       --
    Food and beverage...............................   2,646      --       --
    Other departmental costs and deductions.........   3,296      --       --
                                                     -------  -------  -------
      Total property-level costs and expenses.......   6,743      --       --
                                                     -------  -------  -------
  Depreciation......................................   7,182    7,732    7,823
  Property taxes....................................   1,958    1,965    1,219
  Partnership administration and other..............     445      474      353
  Base management fee...............................     281      --       --
  Insurance and other...............................     256      --       --
  Incentive management fee..........................     123      --       --
                                                     -------  -------  -------
                                                      16,988   10,171    9,395
                                                     -------  -------  -------
OPERATING PROFIT....................................  16,381   14,510   13,293
  Interest expense.................................. (14,827) (15,501) (13,371)
  Interest income and other.........................     607    1,100    1,663
                                                     -------  -------  -------
NET INCOME BEFORE EXTRAORDINARY ITEM................   2,161      109    1,585
                                                     -------  -------  -------
EXTRAORDINARY ITEM
  Gain on forgiveness of additional rental..........  27,538      --       --
                                                     -------  -------  -------
NET INCOME.......................................... $29,699  $   109  $ 1,585
                                                     -------  -------  -------
ALLOCATION OF NET INCOME
  General Partner................................... $   297  $     1  $    16
  Limited Partners..................................  29,402      108    1,569
                                                     -------  -------  -------
                                                     $29,699  $   109  $ 1,585
                                                     -------  -------  -------
NET INCOME PER LIMITED PARTNER UNIT (900 Units)..... $32,669  $   120  $ 1,743
                                                     =======  =======  =======


                       See Notes to financial statements.

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     GENERAL LIMITED
                                                     PARTNER PARTNERS   TOTAL
                                                     ------- --------  --------
Balance, December 31, 1994..........................  $ (42) $(16,671) $(16,713)
  Net income........................................     16     1,569     1,585
  Capital distributions.............................    (51)   (5,020)   (5,071)
                                                      -----  --------  --------
Balance, December 31, 1995..........................    (77)  (20,122)  (20,199)
  Net income........................................      1       108       109
  Capital distributions.............................    (15)   (1,532)   (1,547)
                                                      -----  --------  --------
Balance, December 31, 1996..........................    (91)  (21,546)  (21,637)
  Net income........................................    297    29,402    29,699
  Capital distributions.............................   (227)  (22,500)  (22,727)
                                                      -----  --------  --------
Balance, December 31, 1997..........................  $ (21) $(14,644) $(14,665)
                                                      =====  ========  ========



                       See Notes to financial statements.

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    1997       1996      1995
                                                  ---------  ---------  -------
OPERATING ACTIVITIES
  Net income....................................  $  29,699  $     109  $ 1,585
  Extraordinary item............................    (27,538)       --       --
                                                  ---------  ---------  -------
  Income before extraordinary item..............      2,161        109    1,585
  Noncash items:
   Depreciation.................................      7,182      7,732    7,823
   Amortization of deferred financing costs as
    interest expense............................        807        104      135
   Loss (gain) on dispositions of property and
    equipment...................................        163     (1,248)  (1,972)
  Changes in operating accounts:
   Due to/from Marriott International, Inc. and
    affiliates..................................        640      2,287   (2,241)
   Due from airline equipment lessee............        --         --     1,357
   Accounts payable and accrued interest........      1,488     (1,967)      37
                                                  ---------  ---------  -------
    Cash provided by operations.................     12,441      7,017    6,724
                                                  ---------  ---------  -------
INVESTING ACTIVITIES
  Additions to property and equipment...........     (3,318)    (9,989)  (3,979)
  Change in property improvement fund, net......       (544)     4,384   (2,035)
  Proceeds from sales of airline equipment......        --       2,509    3,964
                                                  ---------  ---------  -------
    Cash used in investing activities...........     (3,862)    (3,096)  (2,050)
                                                  ---------  ---------  -------
FINANCING ACTIVITIES
  Proceeds from mortgage loan...................    182,727    160,000      --
  Repayment of mortgage debt....................   (160,000)  (168,239)     --
  Capital distributions to partners.............    (22,727)    (1,547)  (5,071)
  Change in restricted cash.....................    (10,236)       --       --
  Additional rental paid by hotel lessee........      2,525      3,165    3,672
  Payment of refinancing costs..................     (1,170)    (2,658)     --
  Repayment of note payable to Marriott Interna-
   tional, Inc..................................       (900)      (800)     --
  Advances from Marriott International, Inc.....        --       1,700      --
                                                  ---------  ---------  -------
    Cash used in financing activities...........     (9,781)    (8,379)  (1,399)
                                                  ---------  ---------  -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVA-
 LENTS..........................................     (1,202)    (4,458)   3,275
CASH AND CASH EQUIVALENTS at beginning of year..      5,755     10,213    6,938
                                                  ---------  ---------  -------
CASH AND CASH EQUIVALENTS at end of year........  $   4,553  $   5,755  $10,213
                                                  =========  =========  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMA-
 TION:
  Cash paid for mortgage interest and other.....  $  12,959  $  17,372  $13,237
                                                  =========  =========  =======

                       See Notes to financial statements.

         DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Desert Springs Marriott Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed to acquire and own Marriott's Desert Springs Resort and Spa and the land on which the 884-room hotel and a golf course are located (the "Hotel") and airline equipment. The sole general partner of the Partnership, with a 1% interest, is Marriott Desert Springs Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). The Hotel was leased to Marriott Hotel Services, Inc. (the "Tenant"), a wholly-owned subsidiary of Marriott International, along with a second golf course leased by the Partnership from Marriott Desert Springs Development Corporation, also a wholly-owned subsidiary of Marriott International. The airline equipment was leased to TransWorld Airlines, Inc. ("TWA") pursuant to the terms of an operating lease through April 20, 1995. On April 20, 1995, the Partnership entered into a new sales-type lease agreement which was due to expire on June 24, 1996. On April 24, 1996, TWA exercised its early termination option under the airline equipment lease and paid the rent due on that date of $847,000 along with the termination value of $780,000 plus the $1 purchase option (see Note 6).

  The Partnership was formed on February 26, 1987, and operations commenced on April 24, 1987 (the "Unit Offering Closing Date"). Between March 20, 1987, and the Unit Offering Closing Date, 900 limited partnership interests (the "Units") were subscribed pursuant to a private placement offering. The offering price per Unit was $100,000; $25,000 payable at subscription with the balance due in three annual installments through June 15, 1990, or, as an alternative, $87,715 in cash at closing as full payment of the subscription price. Of the total 900 Units, 740.5 were purchased on the installment basis and 159.5 Units were paid in full. The General Partner contributed $909,100 in cash for its 1% general partnership interest.

  In connection with the mortgage debt refinancing in 1997 (see Note 5), the General Partner received unrevoked consents of limited partners approving certain amendments to the partnership agreement. The amendments, among other things, allowed the formation of certain subsidiaries of the Partnership including DS Hotel LLC and Marriott DSM LLC. The Partnership contributed the Hotel and its related assets to Marriott DSM LLC, which in turn contributed them to DS Hotel LLC, a bankruptcy remote subsidiary. Marriott DSM LLC, a bankruptcy remote subsidiary of the Partnership owns 100% interest in DS Hotel LLC. The Partnership owns 100% interest in Marriott DSM LLC. In addition, effective November 25, 1997, the Hotel is managed by the Tenant (the "Manager").

 Partnership Allocations and Distributions

  Under the partnership agreement, Partnership allocations, for Federal income tax purposes, and distributions are generally made as follows:

  a. Cash available for distribution will generally be distributed (i) first, 1% to the General Partner and 99% to the limited partners until the General Partner and the limited partners (collectively, the "Partners") have received cumulative distributions of sale or refinancing proceeds ("Capital Receipts") equal to $45,454,545; and (ii) thereafter, 10% to the General Partner and 90% to the limited partners.

  b. Refinancing proceeds and proceeds from the sale or other disposition of less than substantially all of the assets of the Partnership, not retained by the Partnership, will be distributed (i) first, 1% to the General Partner and 99% to the limited partners, until the Partners have received cumulative distributions of Capital Receipts equal to $90,909,100; and (ii) thereafter, 10% to the General Partner and 90% to the limited partners.

  Proceeds from the sale or other disposition of all or substantially all of the assets of the Partnership or from the sale or other disposition of all or substantially all of the Hotel will be distributed to the Partners pro rata in accordance with their capital account balances as defined in the partnership agreement.

  c. Net profits will be allocated as follows: (i) first, through and including the year ended December 31, 1990, 99% to the General Partner and 1% to the limited partners; (ii) next, through and including the year ending December 31, 1992, 70% to the General Partner and 30% to the limited partners; and (iii) thereafter, 10% to the General Partner and 90% to the limited partners.

  d. Net losses will be allocated 100% to the General Partner through December 31, 1990, and thereafter, 70% to the General Partner and 30% to the limited partners, subject to certain limitations, as specified in the partnership agreement, regarding allocations to the limited partners.

  e. The deduction for interest on the Purchase Note, as defined, which cumulatively will not exceed $12,285 per Unit will be allocated to those limited partners owning the Units purchased on the installment basis.

  f. In general, gain recognized by the Partnership will be allocated as follows: (i) first, to all Partners whose capital accounts have negative balances until such negative balances are brought to zero; (ii) next, to all Partners up to the amount necessary to bring their respective capital account balances to an amount equal to their respective invested capital, as defined;
(iii) third, in the case of gain arising from the sale or other disposition (or from a related series of sales or dispositions) of all or substantially all of the assets of the Partnership, (a) to the limited partners in an amount equal to the excess, if any, of (1) the sum of the product of 12% times the weighted-average of the limited partners' invested capital, as defined, each year, minus (2) the sum of cumulative distributions to the limited partners of cash available for distribution, and (b) next, to the General Partner until it has been allocated an amount equal to 10/90 times the amount allocated to the limited partners in (a); and (iv) thereafter, 12% to the General Partner and 88% to the limited partners.

  For financial reporting purposes, profits and losses are allocated among the Partners based upon their stated interests in cash available for distribution.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Restatement of Revenues and Expenses

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The statement of operations of the Partnership as presented in the 1997 Annual Report on Form 10-K did not reflect gross hotel sales and property-level operating expenses but reflected house profit for the period November 25, 1997 (the date the management agreement was entered into) through December 31, 1997. House profit represents gross hotel revenues less property-level operating expenses, excluding depreciation, base and incentive management fees, property taxes, insurance and certain other costs, which were disclosed separately in the statement of operations. The Partnership has concluded that EITF 97-2 should be applied to the Partnership beginning November 25, 1997, the date the Partnership entered into a new management agreement, and accordingly the 1997 statement of operations has been restated to reflect an increase in hotel revenues and property-level expenses of $6.7 million for the period November 25, 1997 through December 31, 1997. The restatement had no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets less an estimated residual value of 10% on the original building cost and 20% on the airline equipment cost:

            Building and improvements...... 50 years
            Furniture and equipment........ 4 to 10 years
            Airline equipment.............. 8 years

  All Hotel property and equipment is pledged as security for the Senior Loan described in Note 5.

  The Partnership assesses impairment of its real estate property based on whether estimated undiscounted future cash flow from the hotel will be less than its net book value. If the property is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Deferred financing costs represent the costs incurred in connection with obtaining debt financing and are amortized over the term thereof. The original Mortgage Debt (see Note 5) matured on July 27, 1996. Deferred financing costs associated with that debt, totaling $943,000, were fully amortized at maturity and removed from the Partnership's books. Costs associated with the Bridge Loan totaled $2,658,000 at December 31, 1996. Total financing costs associated with the Bridge Loan and long-term financing completed on November 25, 1997 totaled $3,828,000. At December 31, 1997 and 1996, accumulated amortization of deferred financing costs totaled $828,000 and $21,000, respectively.

 Restricted Cash Reserves

  In conjunction with the refinancing of the mortgage debt, the Partnership was required to establish cash reserves which are held by an agent of the lender including:

  . $6.2 million debt service reserve

  . $1.5 million reserve for capital expenditures

  . $2.0 million reserve for payment of fees to the Tenant/Manager

  In addition, the Partnership is required to establish with the lender a separate escrow account for payments of insurance premiums and real estate taxes for the Hotel if the credit rating of Marriott International is downgraded by Standard and Poor's Rating Services. The Manager is a wholly-owned subsidiary of Marriott International. In March 1997, Marriott International acquired the Renaissance Hotel Group N.V., adding greater geographic diversity and growth potential to its lodging portfolio. The assumption of additional debt associated with this transaction resulted in a single downgrade of Marriott International's long-term senior unsecured debt effective April, 1997. Therefore, the Partnership was required to establish a reserve account for insurance and real estate tax. As of December 31, 1997, $581,000 remains available to pay insurance and real estate taxes. The escrow reserve is included in restricted cash and the resulting tax and insurance liability is included in accounts payable and accrued liabilities in the accompanying balance sheet.

  The reserves were established from the Partnership's restricted cash related to the Bridge Loan in addition to Partnership operating cash.

 Additional Rental

  Under the terms of the Hotel operating lease (see Note 7), the Tenant paid Additional Rental to the Partnership which was subject to possible repayment under defined conditions; therefore, Additional Rental had been recorded as a liability in the financial statements. At the termination of the Operating Lease, all Additional Rental was forgiven and is recorded as an Extraordinary Gain in the financial statements.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of less than three months at date of purchase to be cash equivalents.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes, but rather, allocates its profits and losses to the individual partners. Significant differences exist between the net loss/net income for financial reporting purposes and the net loss/net income reported in the Partnership's tax return. These differences are due primarily to the use for income tax purposes of accelerated depreciation methods, shorter depreciable lives for the assets and differences in the timing of recognition of rental income. As a result of these differences, the excess of the tax basis in net Partnership liabilities and the net liabilities reported in the accompanying financial statements at December 31, 1997 and 1996 was $55.7 million and $26.0 million, respectively.

 New Statements of Financial Accounting Standards

  The Partnership adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during 1996. Adoption of SFAS No. 121 did not have any effect on the Partnership's financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land and land improvements............................... $ 13,690  $ 13,690
   Building and improvements................................  155,497   155,570
   Furniture and equipment..................................   44,090    47,800
                                                             --------  --------
                                                              213,277   217,060
   Less accumulated depreciation............................  (61,876)  (61,619)
                                                             --------  --------
                                                             $151,401  $155,441
                                                             ========  ========

NOTE 4. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair value of financial instruments are shown below. Fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                              AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                              ------------------------ ------------------------
                                           ESTIMATED                ESTIMATED
                               CARRYING       FAIR      CARRYING       FAIR
                                AMOUNT       VALUE       AMOUNT       VALUE
                              ----------- ------------ ----------- ------------
   Mortgage debt.............    $103,000    $103,000     $160,000    $160,000
   Note payable..............      20,000      20,000          --          --
   Due to Host Marriott and
    affiliates...............      59,727      59,727          --          --
   Note Payable to Marriott
    International............         --          --           900         900
   Additional rental paid by
    Hotel lessee.............         --          --        25,013         --

  The estimated fair value of mortgage debt and other long term obligations is based on the expected future debt service payments discounted at estimated market rates. Additional rental paid by the Hotel lessee was valued based on the expected future payments from operating cash flow discounted at a risk-adjusted rate. As further explained in Note 7, upon closing of the permanent financing, Marriott International agreed to waive all claims to Additional Rental that had accrued prior to the consummation of the loan. Consequently, the estimated fair value of Additional Rental paid by the Hotel lessee is zero.

NOTE 5. DEBT

  In 1996, Partnership debt consisted of a $168.2 million nonrecourse mortgage loan (the "Mortgage Debt") which matured on July 27, 1996. The Mortgage Debt bore interest at a fixed rate of 7.76% and required no amortization of principal prior to maturity. Upon maturity, the Mortgage Debt went into default as the Partnership was unable to secure replacement financing or negotiate a forbearance agreement with the lender. Pursuant to the loan documents, the Mortgage Debt began to accrue interest at the Default Rate, as defined, of 10.75% which was 2.5 percentage points above the Lender's Corporate Base Rate, as defined, from the maturity date through December 23, 1996. The Mortgage Debt was refinanced on December 23, 1996.

  As of December 31, 1996, Partnership debt consisted of a $160 million nonrecourse mortgage loan (the "Bridge Loan"). The Bridge Loan was originated by Goldman, Sachs & Co. ("Goldman Sachs") and the lender was GMAC Commercial Mortgage Corporation providing an interim $160 million mortgage loan bearing interest at LIBOR plus 2.75 percentage points which matured on October 31, 1997. Pursuant to the terms of the Bridge Loan, all excess cash from Hotel operations, if any, was held in a debt service reserve for future debt service or to reduce the outstanding principal balance upon maturity. Through November 25, 1997, the weighted average interest rate on the Bridge Loan was 8.4%.

  On September 26, 1997, the General Partner received unrevoked consents approving a new loan structure and certain amendments to the Partnership Agreement which were necessary to refinancing negotiations of the Bridge Loan. An extension agreement was signed with the current lender on October 30, 1997, extending the maturity date of the Bridge Loan from October 31, 1997 to December 31, 1997, without penalty.

  On November 25, 1997, the Partnership secured long-term financing for its $160 million Bridge Loan. The new financing consists of three tranches: 1) a $103 million senior loan, 2) a $20 million loan and 3) a $59.7 million junior loan. The $103 million senior loan (the "Senior Loan") is from GMAC Commercial Mortgage Company ("GMAC") to a newly formed bankruptcy remote subsidiary of the Partnership, DS Hotel LLC, which owns the Hotel and related assets. The Senior Loan matures in December, 2022 and is secured by a first mortgage lien on the Hotel. The loan bears interest at a fixed rate of 7.8% and requires monthly payments of interest and principal with amortization over its twenty-five year term.

  The second tranche of debt consists of a $20 million loan (the "Mezzanine Loan") from Goldman Sachs Mortgage Company ("GSMC") to a newly formed bankruptcy remote subsidiary of the Partnership, Marriott DSM LLC, which secures the loan. The Mezzanine Loan consists of a fully amortizing $20 million loan bearing interest at 10.365% for a twelve and one-half year term maturing in December, 2010.

  The third tranche of debt consists of a junior loan, (the "HM Junior Loan") to the Partnership from MDSM Finance LLC ("MDSM"), a wholly owned subsidiary of the General Partner. The HM Junior Loan has a term of thirty years and requires no principal amortization for the first twelve and one-half years with a seventeen and one-half year amortization schedule thereafter. If remaining cash flow is insufficient to pay interest on the HM Junior Loan, interest is deferred and will accrue and compound and be payable from future cash flow. The HM Junior Loan also entitles MDSM to receive 30% of any excess cash flow, as defined, available annually, plus 30% of any net capital/residual proceeds after full repayment of the Senior Loan, the Mezzanine Loan and the HM Junior Loan.

  On the Closing Date, the Partnership was required to establish certain reserves which are discussed in Note 2.

  The Partnership utilized $1.2 million in 1997 from the refinancing reserve to pay costs associated with the financing including lender or subsidiary fees, property appraisals, environmental studies and legal fees.

  The required principal payments of the Senior Loan, Mezzanine Loan and the HM Junior Loan at December 31, 1997 are as follows (in thousands):

      1998............................................................. $  2,186
      1999.............................................................    2,389
      2000.............................................................    2,581
      2001.............................................................    2,850
      2002.............................................................    3,116
      Thereafter.......................................................  169,605
                                                                        --------
                                                                        $182,727
                                                                        ========

 Debt to Marriott International

  On April 30, 1996, the Partnership entered into a short-term loan with Marriott International in the amount of $1,700,000 to fund a portion of the Hotel's rooms refurbishment project. The loan matured on June 13, 1997, bearing interest at 8.5% and was repaid from the property improvement fund as contributions were made during the year. The loan was fully repaid on March 28, 1997.

NOTE 6. AIRLINE EQUIPMENT LEASE

  The Partnership leased airline equipment to TWA under the terms of an operating lease which expired in April 1995. Pursuant to the terms of the airline equipment lease, TWA was obligated to make semi-annual payments, in arrears, based upon specified percentages of the Partnership's cost of the airline equipment. Rental income under the operating lease is included in "Airline equipment income" in the statement of operations and was $852,000 in 1995.

  On April 20, 1995, the Partnership reached an agreement with TWA whereby TWA was obligated to pay renewal rents under a 15-month lease agreement. The renewal rents consisted of quarterly payments of $780,000 plus 17% interest paid in arrears, all of which totaled $6.5 million. At the end of the lease term, TWA had the option to purchase the equipment for one dollar ($1). The Partnership classified the new lease as a sales-type lease and recorded a receivable for the future lease payments due from TWA, along with a deferred gain on the transaction. The deferred gain was recognized as income as lease payments were received on the installment method as a component of the line item "Airline Equipment Income" in the statement of operations. Deferred gain amortization was $1,248,000 in 1996 and $1,985,000 in 1995. On April 24, 1996,
TWA exercised its early termination option under the airline equipment lease and paid the rent due on that date of $847,000 along with the termination value of $780,000 plus the $1 purchase option.

NOTE 7. OPERATING LEASE

  The Partnership leased the Hotel to the Tenant pursuant to an agreement which commenced on April 24, 1987, with an initial term of 25 years (the "Operating Lease") with renewal options for five successive periods of 10 years each.

  Annual Rental was equal to the greater of Basic Rental or Owner's Priority, as described below:

    1. Basic Rental equals 85% of Operating Profit, as defined, until December 31, 1993, and 80% thereafter.

    2. Owner's Priority equals the greater of (i) $20 million plus debt service on certain additional debt to expand the Hotel ("Expansion Debt Service") or (ii) Debt Service, as defined. If there is a new mortgage

  (in an amount which exceeds the outstanding balance of the existing mortgage by at least $45,455,000), Owner's Priority will equal the greater of (i) $20 million plus Expansion Debt Service, (ii) Debt Service or (iii) the lesser of Debt Service on the new mortgage or $24 million plus Expansion Debt Service. In no event will Owner's Priority for any year exceed Operating Profit.

    3. Additional Rental equals the cumulative amount by which Owner's Priority exceeds Basic Rental plus $268,000 and is recorded as a liability in the accompanying financial statements. If in any year Basic Rental exceeds Owner's Priority, Annual Rental will be reduced to equal Basic Rental minus the lower of (i) Additional Rental then outstanding or (ii) 25% of the amount by which Basic Rental exceeds Owner's Priority.

  Pursuant to an agreement reached with Marriott International, for fiscal year 1997 the $20 million Owner's Priority was increased to $20.5 million. Marriott International was entitled only to the next $2 million of Operating Profit. Any additional Operating Profit in excess of $22.5 million was remitted entirely to the Partnership. In connection with the long-term financing, Marriott International agreed to waive any and all claims to Additional Rental that accrued prior to the consummation of the loan. The Partnership recorded an extraordinary gain of $27.5 million in 1997 to recognize the gain which resulted from the forgiveness of these fees.

  Rental income for 1997 included Basic Rental of $17,608,000 and Additional Rental of $4,402,000. Operating Profit in 1997 totaled $23,698,000. In accordance with an agreement reached with Marriott International, the Partnership was entitled to receive Owner's Priority of $20,500,000 and Marriott International was entitled to the next $2,000,000 with the remaining $1,198,000 to the Partnership.

  In addition to the Annual Rental, the Tenant was required to pay property taxes, make annual contributions equal to a percentage of Hotel sales to a property improvement fund (4.5% through 1997 and 5.5% thereafter) and pay rental on the second golf course.

  Pursuant to the terms of the Hotel purchase agreement, the Tenant and its affiliates may utilize a portion of the land adjacent to the Hotel for development of residences and timeshare condominiums. Purchasers of the residences have the opportunity to use certain Hotel facilities and services for a fee. Purchasers of the timeshare condominiums also have the ability to use the Hotel's facilities but such use is subject to the same fees charged to Hotel guests.

  During 1995, the Hotel's main swimming pool was expanded at a cost of approximately $2.1 million. The project was funded partially by proceeds received from Marriott Vacation Club International ("MVCI"), a wholly-owned indirect subsidiary of Marriott International, pursuant to an agreement between the Partnership and MVCI for the development of additional timeshare units on land adjacent to the Hotel. As part of this agreement, the Hotel's spa was also expanded during 1994. Pursuant to the terms of the agreement, MVCI contributed a total of $1.3 million towards the pool expansion and the spa expansion projects; the remaining costs were funded by Partnership cash reserves. Funding by MVCI in 1995 was $692,000, and was included in "Other Income" in the statement of operations.

NOTE 8. MANAGEMENT AGREEMENT

  On November 25, 1997, in connection with the refinancing, the General Partner also negotiated with the Tenant to convert the Operating Lease to a management agreement (the "Management Agreement"). The Tenant would become manager of the Hotel (the "Manager"). The initial term of the Management Agreement continues through 2022 with four successive renewal options of ten years each. The Manager is paid a base management fee equal to 3% of gross hotel sales.

  Beginning in fiscal year 1998, the Management Agreement provides that no incentive fee will be paid to the Manager with respect to the first $21.5 million of Operating Profit (the "Owner's Priority"). Thereafter the

Manager will receive the next $1.8 million of Operating Profit as incentive management fee and any operating profit in excess of $23.3 million will be divided 75% to the Partnership and 25% to the Manager. Any such payments will be made annually after completion of the audit of the Partnership's books.

  The Management Agreement provides that the owner may terminate the Management Agreement if, in any two of three consecutive fiscal years, Operating Profit is less than $15 million. The Manager may, however, prevent termination by paying the owner such amounts as are necessary to achieve the performance standards.

  Pursuant to the Management Agreement, the Manager is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Manager's full-service hotel system. Chain Services include central training, advertising and promotion, a national reservations system, computerized payroll and accounting services and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by the Manager or its subsidiaries. In addition, the Hotels also participate in the Manager's Marriott Rewards Program. The cost of this program is charged to all hotels in the Manager's full-service hotel system based upon the Marriott Rewards sales at each hotel. The total amount of Chain Services and Marriott Rewards costs charged to the Partnership from November 25 through December 31, 1997 were $169,000.

  The Management Agreements provide for the establishment of a property improvement fund for the Hotel to cover the cost of certain non-routine repairs and maintenance to the Hotel which are normally capitalized and the cost of replacements and renewals to the Hotel's property and improvements. Contributions to the property improvement fund are based on a percentage of gross sales. Contributions to the property improvement fund are 4.5% in 1997 and 5.5% thereafter. Contributions to the property improvement fund from November 25 through December 31, 1997 were $421,000.

NOTE 9. HOTEL OPERATING RESULTS

  The following is a summary of Hotel Operating Profit, as defined in the Hotel lease agreement, for the three years ended December 31, 1997 (in thousands):

                                                          1997    1996    1995
                                                        -------- ------- -------
   REVENUES
    Rooms.............................................. $ 39,825 $37,031 $33,495
    Food and beverage..................................   40,366  38,431  33,453
    Other..............................................   23,130  22,437  18,450
                                                        -------- ------- -------
                                                         103,321  97,899  85,398
                                                        -------- ------- -------
   EXPENSES
    Departmental direct costs
     Rooms.............................................    8,933   8,545   7,715
     Food and beverage.................................   27,642  26,623  23,335
    Other operating expenses...........................   43,048  41,686  35,987
                                                        -------- ------- -------
                                                          79,623  76,854  67,037
                                                        -------- ------- -------
   HOTEL OPERATING PROFIT.............................. $ 23,698 $21,045 $18,361
                                                        ======== ======= =======

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        JUNE 19,   DECEMBER 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (UNAUDITED)
ASSETS
Property and equipment, net...........................  $150,679     $151,401
Due from Marriott Hotel Services, Inc.................     2,185        1,368
Property improvement fund.............................     2,954        1,598
Deferred financing, net of accumulated amortization...     2,971        3,000
Restricted cash reserves..............................     9,191       10,236
Cash and cash equivalents.............................    13,644        4,553
                                                        --------     --------
                                                        $181,624     $172,156
                                                        ========     ========
LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
LIABILITIES
  Mortgage debt.......................................  $102,318     $103,000
  Note payable........................................    19,599       20,000
  Note payable to Host Marriott Corporation and
   affiliates.........................................    59,727       59,727
  Due to Marriott Hotel Services, Inc.................     1,963        2,122
  Accounts payable and accrued expenses...............     4,757        1,972
                                                        --------     --------
    Total Liabilities.................................   188,364      186,821
                                                        --------     --------
PARTNERS' CAPITAL (DEFICIT)
  General Partner.....................................        58          (21)
  Limited Partners....................................    (6,798)     (14,644)
                                                        --------     --------
    Total Partners' Deficit...........................    (6,740)     (14,665)
                                                        --------     --------
                                                        $181,624     $172,156
                                                        ========     ========


           See Notes to Condensed Consolidated Financial Statements.

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                 FIRST TWO
                                                                 QUARTERS
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
REVENUES (Note 3)
  Hotel revenues
    Rooms.................................................... $25,394      --
    Food and beverage........................................  24,737      --
    Other....................................................  14,920      --
                                                              -------  -------
      Total hotel revenues...................................  65,051      --
  Hotel rentals..............................................     --    12,488
                                                              -------  -------
                                                               65,051   12,488
                                                              -------  -------
OPERATING COSTS AND EXPENSES
  Hotel property-level costs and expenses
    Rooms....................................................   5,127      --
    Food and beverage........................................  15,624      --
    Other hotel operating expenses...........................  17,009      --
                                                              -------  -------
      Total hotel property-level costs and expenses..........  37,760      --
  Depreciation...............................................   3,314    3,568
  Base management fees.......................................   1,952      --
  Incentive management fees..................................   1,841      --
  Property taxes and other...................................   1,639    1,164
                                                              -------  -------
                                                               46,506    4,732
                                                              -------  -------
OPERATING PROFIT.............................................  18,545    7,756
  Interest expense (including first two quarters 1998 amount related to Host Marriott debt of $3,937)..................  (8,803)  (6,770)
  Interest income and other..................................     454      213
                                                              -------  -------
NET INCOME................................................... $10,196  $ 1,199
                                                              =======  =======
ALLOCATION OF NET INCOME
  General Partner............................................ $   102  $    12
  Limited Partners...........................................  10,094    1,187
                                                              -------  -------
                                                              $10,196  $ 1,199
                                                              =======  =======
NET INCOME PER LIMITED PARTNER UNIT (900 Units).............. $11,216  $ 1,319
                                                              =======  =======


           See Notes to Condensed Consolidated Financial Statements.

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 FIRST TWO
                                                                  QUARTERS
                                                              -----------------
                                                               1998      1997
                                                              -------  --------
OPERATING ACTIVITIES
  Net income................................................. $10,196  $  1,199
  Noncash items..............................................   3,429     4,006
  Change in operating accounts...............................   1,256     9,657
                                                              -------  --------
    Cash provided by operating activities....................  14,881    14,862
                                                              -------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net...................  (2,592)   (1,318)
  Changes in property improvement fund.......................  (1,356)     (469)
                                                              -------  --------
    Cash used in investing activities........................  (3,948)   (1,787)
                                                              -------  --------
FINANCING ACTIVITIES
  Capital distribution to partners...........................  (2,271)      --
  Change in restricted cash reserves.........................   1,598   (10,931)
  Repayment of mortgage debt.................................    (682)      --
  Repayment of note payable..................................    (401)     (900)
  Payment of refinancing costs...............................     (86)      (90)
                                                              -------  --------
    Cash used in financing activities........................  (1,842)  (11,921)
                                                              -------  --------
INCREASE IN CASH AND CASH EQUIVALENTS........................   9,091     1,154
CASH AND CASH EQUIVALENTS at beginning of period.............   4,553     5,755
                                                              -------  --------
CASH AND CASH EQUIVALENTS at end of period................... $13,644  $  6,909
                                                              =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest.................. $ 5,866  $  6,169
                                                              =======  ========


           See Notes to Condensed Consolidated Financial Statements.

     DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES NOTES TO
            CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

  1. The accompanying condensed consolidated financial statements have been prepared by Desert Springs Marriott Limited Partnership and subsidiaries (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998 and the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations (see Note 3).

  For financial reporting purposes, net income of the Partnership is allocated 99% to the limited partners and 1% to Marriott Desert Springs Corporation (the "General Partner"). Significant differences exist between the net income for financial reporting purposes and the net income for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives, no estimated salvage values for the assets and differences in the timing of the recognition of rental income.

  2. In connection with the mortgage debt refinancing in November 1997 (see
Note 3), the General Partner received unrevoked consents of limited partners approving certain amendments to the partnership agreement. The amendments, among other things, allowed the formation of certain subsidiaries of the Partnership including Marriott DSM LLC and DS Hotel LLC. The Partnership contributed the Hotel and its related assets to Marriott DSM LLC, which in turn contributed them to DS Hotel LLC, a bankruptcy remote subsidiary. Marriott DSM LLC, a bankruptcy remote subsidiary of the Partnership, owns 100% interest in DS Hotel LLC. The Partnership owns 100% interest in Marriott DSM LLC.

  3. On November 25, 1997, the Partnership completed a refinancing of its mortgage debt. In connection with the refinancing, the Partnership converted its operating lease with Marriott Hotel Services, Inc. ("MHS") to a management agreement (the "Conversion"). Prior to the Conversion, the Partnership recognized estimated annual hotel rental income on a straight-line basis throughout the year. The profits from the Marriott's Desert Springs Resort and Spa (the "Hotel") are seasonal and first and second quarter results are generally higher than the last two quarters of the year. Lease payments in excess of the income recognized by the Partnership were deferred and, to the extent not subject to possible future repayment to the Hotel tenant, were recognized as income during the remainder of the year. Pursuant to the terms of the Operating Lease, Annual Rental, as defined, was equal to the greater of Basic Rental (80% of Operating Profit, as defined) and Owner's Priority, as defined. Additionally, the Hotel tenant was required to pay property taxes, make contributions equal to a percentage of Hotel sales to a property improvement fund (4.5% in 1997 and 5.5% thereafter) and pay rental on the second golf course.

  Subsequent to the Conversion, the Partnership records revenues which represent gross sales generated by the Partnership's hotel. Hotel property-level costs and expenses reflect all property-level costs and expenses. Prior to the Conversion, hotel property-level costs and expenses and incentive management fee expense were not components of operating expense. Rather, hotel property-level costs and expenses was a deduction to arrive at hotel rental and accrued incentive management fee expense was deducted from the additional lease payments in excess of rental income that were deferred by the Partnership. Additionally, base management fees, though a component in the calculation of Operating Profit prior to the Conversion, were not a component of the Partnership's operating costs. Subsequent to the Conversion, the Partnership records base management fees and incentive management fees as components of Partnership operating costs and expenses.

  On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The statement of operations of the Partnership presented in the first two quarters 1998 on Form 10-Q did not reflect gross hotel sales and property-level operating expenses but reflected house profit which represents gross hotel revenues less property-level operating expenses, excluding base and incentive management fees, property taxes, insurance and certain other costs, which were disclosed separately in the statement of operations. The Partnership has concluded that EITF 97-2 should be applied to the Partnership beginning November 25, 1997, the date the Partnership entered into a new management agreement, and accordingly the first two quarters 1998 statement of operations has been restated to reflect an increase in hotel revenues and property-level expenses of $37.8 million. The restatement had no impact on operating profit or net income.

  The following are summaries of hotel revenues and Partnership operating costs and expenses on a comparative basis, for the first two quarters of 1998 and 1997 (in thousands). To enhance comparability, hotel revenues and Partnership operating costs and expenses for the first two quarters of 1997 are presented on a "pro forma" basis which assumes the Conversion occurred at the beginning of this period.

                                                             FIRST TWO QUARTERS
                                                             -------------------
                                                              1998      1997
                                                             ------- -----------
                                                                     (PRO FORMA)
REVENUES
  Hotel revenues
    Rooms................................................... $25,394   $23,065
    Food and beverage.......................................  24,737    22,987
    Other...................................................  14,920    13,323
                                                             -------   -------
      Total hotel revenues.................................. $65,051   $59,375
                                                             =======   =======
OPERATING COSTS AND EXPENSES
  Hotel property-level costs and expenses
    Rooms...................................................  $5,127    $4,534
    Food and beverage.......................................  15,624    14,366
    Other hotel operating expenses..........................  17,009    15,765
                                                             -------   -------
      Total hotel property-level costs and expenses.........  37,760    34,665
Depreciation................................................   3,314     3,568
Base management fees........................................   1,952     1,781
Incentive management fees...................................   1,841     1,662
Property taxes and other....................................   1,639     1,164
                                                             -------   -------
      Total operating costs and expenses.................... $46,506   $42,840
                                                             =======   =======

  The statements of operations for the first and second quarter of 1998 included in the Partnership Form 10-Q filings did not reflect hotel sales and property-level expenses. These financial statements have been amended to conform to the presentation of sales and expenses in the financial statements included herein.

  4. Pursuant to the terms of the management agreement, MHS earns an incentive management fee based on Operating Profit as defined. For fiscal year 1998, the Partnership is entitled to the first $21.5 million of Operating

Profit (the "Owners Priority"). Thereafter, MHS will receive the next $1.8 million of Operating Profit as an incentive management fee and any operating profit in excess of $23.3 million will be divided 75% to the Partnership and 25% to MHS. Any such payments will be made annually after completion of the audit of the Partnership's financial statements. Pursuant to the terms of the management agreement, contributions to the property improvement fund in 1998 are 5.5% of gross Hotel sales, a one percentage point increase over the prior year level.

  5. Host Marriott Corporation ("Host Marriott"), the parent of the General Partner of the Partnership, announced on April 17, 1998, that its Board of Directors has authorized the company to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership") and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the new Operating Partnership in exchange for their current partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission on June 2, 1998. Limited partners will be able to vote on the Partnership's participation in the merger later this year through a consent solicitation.

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the Hanover financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with Hanover's audited financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                     FISCAL YEAR
                          -------------------  ----------------------------------------------------
                            1998      1997       1997      1996       1995       1994       1993
                          --------  ---------  --------  ---------  ---------  ---------  ---------
                             (UNAUDITED)                    (AMOUNTS IN THOUSANDS,
                                                       EXCEPT PER PARTNERSHIP UNIT)(2)
Revenues(5).............  $  3,446  $   3,070  $  6,853  $   5,296  $   4,487  $   3,727  $   3,435
Operating profit........     2,044      2,304     4,400      3,624      2,752      2,345        434
Income (loss) before
 extraordinary item(1)..       199        665       663        940       (219)    (1,206)    (3,224)
Net income (loss).......       199        665     5,757        940       (219)    (1,206)    (3,224)
Distributions:
 General partner........       --         --        --         --         --         --         --
 Limited partners.......       --         --        --         --         --         --         --
Per Partnership Unit:(2)
 Net income (loss)......     2,250      7,524    65,107     10,631     (2,476)   (13,643)   (36,464)
 Distributions..........       --         --        --         --         --         --         --
Cash provided by (used
 in) operating
 activities.............       889      1,557     2,167      1,918      2,561        331       (327)
Cash used in investing
 activities.............    (2,204)      (528)   (1,058)      (830)    (1,241)      (715)      (427)
Cash provided by (used
 in) financing
 activities.............      (211)      (910)   (1,714)      (272)       --         (31)       690
Increase (decrease) in
 cash and cash
 equivalents............    (1,526)       119      (605)       816      1,320       (415)       (64)
Ratio of earnings to
 fixed
 charges(unaudited)(3)..      1.11x      1.39x     1.17x      1.33x       --         --         --
Deficiency of earnings
 to fixed
 charges(unaudited)(3)..       --         --        --         --         219      1,206      3,224
Total assets at book
 value..................    33,108     34,012    32,883     33,533     32,652     31,559     32,353
Cash and cash
 equivalents............       426      2,672     1,952      2,557      1,741        421        836
Total debt(4)...........    40,153     40,022    40,364     40,527     40,527     40,527     40,596
Total liabilities.......    41,429     47,628    41,403     47,810     47,869     46,557     46,145
Partner's deficit:
 Limited partners.......    (7,979)   (13,005)   (8,168)   (13,637)   (14,530)   (14,322)   (13,176)
 General partner........      (342)      (607)     (352)      (640)      (687)      (676)      (616)
Book value per
 Partnership
 Unit(unaudited)(2).....   (94,988)  (154,821)  (97,238)  (162,345)  (172,976)  (170,500)  (156,857)
Exchange value per
 Partnership
 Unit(unaudited)(2).....   123,202        --        --         --         --         --         --

--------
(1) During 1997, the Partnership recorded on extraordinary gain on the forgiveness of additional rental recorded in conjunction with the refinancing of the Partnership's mortgage debt.
(2) A Partnership Unit represents a $100,000 original investment in Hanover.
(3) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges in 1995, 1994 and 1993 is largely the result of depreciation and amortization of $1,178,000, $1,136,000 and $2,213,000, respectively.
(4) Total debt includes amounts due to Host Marriott and affiliates, for the Subordinated Loan of $7,015,000 and $7,077,000 as of June 19, 1998 and December 31, 1997, respectively, and the Working Capital Loan and Debt Service Guarantees of $127,000 and $3,400,000, respectively for June 19, 1998, June 20, 1997 and December 31, 1997--1994 and $89,000 and
    $3,469,000, respectively as of December 31, 1993.
(5) On August 18, 1997, the Partnership converted its Operating Lease with Marriott Hotel Services, Inc. to a management agreement.

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  On August 18, 1997, the Partnership completed a refinancing of its Mortgage Debt. In addition, the Partnership converted the Operating Lease with MHS to the Management Agreement (the "Conversion") on August 18, 1997. Prior to the Conversion, the Partnership recorded revenue based on the rental income to be received from MHS. Annual rental during the term of the Operating Lease was equal to the greater of: (i) Minimum Rental of $100,000; or (ii) Basic Rental equal to 80% of Operating Profit, as defined, reduced to 75% of Operating Profit after the Partnership received $4,421,000 of cumulative capital receipts; or (iii) Adjusted Rental equal to Debt Service plus the greater of:
(a) a preferred return equal to $840,000 or (b) 50% of the amount by which Operating Profit exceeded Debt Service. In no event was Adjusted Rental to exceed Operating Profit.

  The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding. Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rental existed. In addition to the Annual Rental, MHS was required to pay real estate taxes.

  Subsequent to the Conversion, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS. As a result, Hotel revenues reported for the first two quarters 1998 are not comparable with Hotel rental reported for the first two quarters 1997.

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Revenues: For the first two quarters 1998, hotel revenues decreased $586,000, or 15%, to $3.4 million when compared to the first two quarters 1997. The decrease in hotel revenues is primarily due to decreases in food and beverage sales. Although the average occupancy decreased ten percentage points to 71% for the first two quarters 1998 when compared to the first two quarters 1997, rooms sales remained constant at $6.0 million due to the average daily rate increase of $19, or 15%, to $143. The decline in average occupancy for the first two quarters 1998 is a result of an overall decline in the Hanover market and rooms being temporarily out of inventory during the rooms refurbishment that occurred during January through March 1998.

  REVPAR, or revenue per available room, remained constant at $102 for the first two quarters 1998 and 1997. REVPAR represents the combination of average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance (although it is not a measure of revenue under generally accepted accounting principles).

  As a result of the decline in average occupancy, food and beverage sales decreased $661,000, or 16%, to $3.5 million for the first two quarters 1998 when compared to the same period in 1997. For the remainder of the year, operations are expected to improve as a result of the new rooms product and expected increases in market occupancy and demand.

  Operating Costs and Expenses: The Partnership's operating costs and expenses increased $636,000, or 83%, to $1.4 million for the first two quarters 1998 when compared to the same period in 1997 due primarily to the Conversion. Of the $636,000 increase, $467,000 relates to base and incentive management fees and $36,000 relates to insurance costs. The Partnership is responsible for these fees and costs under the Management Agreement but not under the Operating Lease. On a comparative basis, base management fees for first two quarters 1998 decreased $21,000, or 7%, to $296,000 when compared to the same period in 1997. Subsequent to the Conversion, MHS receives an incentive management fee once Owner's Priority has been met. For the first two quarters 1998, MHS received $171,000 in incentive management fees. In addition, real estate taxes increased $50,000, or 27%, to $236,000 for the first two quarters 1998, when compared to the same period in 1997 due to a re-assessment of the property in 1997.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit decreased $260,000, or 11%, to $2.0 million for the first two quarters 1998 when compared to the same period in 1997.

  Interest Expense. Interest expense increased $146,000, or 9%, to $1.9 million for the first two quarters 1998, when compared to the same period in 1997 due to refinancing the Partnership's mortgage debt at a higher fixed interest rate. The weighted average interest rate on the Partnership's debt, which includes the Subordinated Loan, for the first two quarters 1998 and 1997, was 9.6% and 7.5%, respectively.

  Net Income. Net income for the first two quarters 1998 and 1997 was $199,000 and $665,000, respectively, as a result of the items discussed above.

 1997 Compared to 1996

  Revenues: Total revenues increased by $1.6 million, or 29%, to $6.9 million in 1997 when compared to 1996, and hotel rental income decreased by $1.2 million, or 24%, to $4.0 million in 1997 when compared to 1996 due to the Conversion. For the period January 1, 1997 to August 17, 1997, the Partnership received hotel rental income in accordance with the Operating Lease. For the period August 18, 1997 to December 31, 1997 under the Management Agreement, Hotel revenues represent hotel sales less direct hotel operating costs and expenses. Under the Operating Lease, the hotel rental income was straight-lined over the year as required by generally accepted accounting principles.

  On a comparative basis, house profit increased $1.1 million, or 16%, to $8.0 million in 1997 when compared to 1996. The increase in house profit is primarily due to an increase in REVPAR. REVPAR for 1997 increased $10, or 11%, to $100 compared to 1996, primarily due to the increase in average room rate of $10, or 9%, to $124 and a two percentage point increase in the average occupancy to 81%.

  During 1997, the Hotel increased its rates several times. The result was the average transient and group rates increased 10% to $134 and 12% to $95, respectively. As of December 31, 1997, the corporate rate, excluding discounts, was approximately $195 representing a 37% increase from 1996. Due to growth in the group segment, food and beverage sales also increased due to a 16% increase in catering and audio visual sales in comparison to 1996.

  As a result of the REVPAR increase, hotel sales increased $1.7 million, or 8%, to $22.5 million in 1997 when compared to 1996. Due to the continued high average occupancy, the Partnership expects future increases in REVPAR to be driven by room rate increases, rather than changes in occupancy. However, there can be no assurance that REVPAR will continue to increase in the future.

  Operating Costs and Expenses: The Partnership's operating costs and expenses increased $781,000, or 47%, to $2.5 million in 1997 when compared to 1996 primarily due to the Conversion. Of the $781,000 increase, $331,000 relates to base and incentive management fees and $131,000 relates to insurance costs. The Partnership is responsible for these fees and costs under the Management Agreement but not under the Operating Lease. On a comparative basis, base management fees for 1997 increased $52,000, or 8%, due to increased hotel sales. The Hotel's real estate taxes in 1997 increased $102,000 from 1996 due to a re-assessment of the property during 1997. In addition, Partnership administration increased due to administrative costs associated with the refinancing in August 1997.

  Operating Profit: As a result of changes in revenues and operating costs and expenses discussed above, operating profit increased $776,000, or 21%, to $4.4 million in 1997 when compared to 1996.

  Interest Expense: Interest expense increased $1.1 million, or 40%, to $3.9 million due to refinancing the Partnership's mortgage debt, which includes the Subordinated Loan. The weighted average interest rate on the Partnership's debt for 1997 and 1996 was 7.9% and 6.4%, respectively.

  Income Before Extraordinary Items: Income before extraordinary items decreased $277,000 to $663,000, or 10% of revenues, in 1997, from $940,000, or
18% of revenues, in 1996.

  Extraordinary Items: The Partnership recognized an extraordinary gain in 1997 of $5.1 million representing the forgiveness of Additional Rental by MHS.

  Net Income: Net income increased by $4.8 million in 1997 to $5.8 million when compared to 1996 as a result of the items discussed above.

 1996 Compared to 1995

  Revenues: Revenue increased $809,000, or 18%, to $5.3 million in 1996 when compared to 1995. The Partnership's rental income was impacted by improved lodging results. The increase was driven primarily by growth in REVPAR. REVPAR for 1996 increased $9, or 11%, to $90 compared to 1995, primarily due to the increase in combined average room rate of $5, or 5%, to $114 and a five percentage point increase in the average occupancy to 79%. As a result of the REVPAR increase, hotel sales increased $2.4 million, or 13%, to $20.7 million in 1996 when compared to 1995. Under the Operating Lease, the hotel rental income was straight-lined over the year as required by generally accepted accounting principles.

  Operating Costs and Expenses: The Partnership's operating costs and expenses decreased $63,000, or 4%, to $1.7 million in 1996 when compared to 1995, primarily due to a decrease in Partnership administration.

  Operating Profit: As a result of changes in revenues and operating costs and expenses discussed above, operating profit increased $872,000, or 32%, to $3.6 million in 1996 when compared to 1995.

  Interest Expense: Interest expense decreased $225,000, or 7%, to $2.8 million due to lower interest rates on the Partnership's mortgage debt. The weighted average interest rate on the mortgage debt for 1996 and 1995 was 6.4% and 7.2%, respectively.

  Net Income (Loss): For 1996, the Partnership had net income of $940,000 compared to a net loss of $219,000 in 1995 as a result of the items discussed above.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have been historically funded through loan agreements with independent financial institutions and Host Marriott. As a result of the successful refinancing of the Partnership's mortgage debt, the General Partner believes that the Partnership will have sufficient capital resources and liquidity to conduct its operations in the ordinary course of business.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is cash from Hotel operations. Cash provided by operations for the first two quarters 1998 and 1997 was $889,000 and $1.6 million, respectively. Cash provided by operations was lower for the first two quarters 1998 primarily due to a decrease in the Hotel's food and beverage sales due to a decrease in occupancy as a result of the rooms refurbishment discussed above.

  Cash provided by operations was $2.2 million, $1.9 million and $2.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations in 1996 from 1995 was primarily due to repaying MHS $285,000 for Additional Rental earned in 1995. There was no Additional Rental due MHS at December 31, 1996.

  The Partnership's cash investing activities consist primarily of contributions to the property improvement fund and capital expenditures for improvements to the Hotel. Cash used in investing activities was $2.2 million and $528,000 for the first two quarters 1998 and 1997, respectively. The increase in cash used in investing activities is due to payments for the rooms refurbishment in 1998. Contributions, including interest income, to the property improvement fund were $484,000 and $493,000 for the first two quarters 1998 and 1997, respectively. Capital expenditures were $2.3 million and $156,000 for the same periods, respectively.

  Cash used in investing activities was $1.1 million, $830,000 and $1.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. Under the Operating Lease and Management Agreement, the Partnership is required to make annual contributions to the property improvement fund which provides funding for capital expenditures and replacement of furniture, fixtures and equipment. Contributions to the fund equaled 4% of gross hotel sales, net of interest income, in 1996 and 1995. In 1997, the contribution increased to 5%, net of interest income. The General Partner believes that cash contributions from the Hotel's property improvement fund will provide adequate funds in the short and long-term to meet the Hotel's capital needs. Capital expenditures were $1.4 million, $527,000 and $1.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in capital expenditures in 1997 from 1996 is due to a $1.0 million payment in December 1997 for the rooms refurbishment.

  The Partnership's financing activities consist of repayments of debt and payment of financing costs. Cash used in financing activities was $211,000 and $910,000 for the first two quarters 1998 and 1997, respectively.

  Cash used in financing activities was $1.7 million and $272,000 in 1997 and 1996, respectively. No cash was provided by or used in financing activities in 1995. The Partnership's $37.0 million Mortgage Debt required interest only payments during the years 1996 and 1995. In 1997, the Partnership refinanced the Mortgage Debt with the New Mortgage Debt of $29.9 million. In addition, Host Marriott funded the $10 million Subordinated Loan to the Partnership which was used to make a $10 million principal payment on the Mortgage Debt. During 1997, the Partnership amortized $115,000 and $2.9 million of principal on the New Mortgage Debt and Subordinated Loan, respectively. In addition, the Partnership made a $1.4 million payment on debt service guarantees provided by the General Partner in prior years.

DEBT

  In April 1997, Host Marriott funded a fully-amortizing $10 million subordinated loan to the Partnership (the "Subordinated Loan") that bears interest at a fixed rate of 14.5% over a 15-year term with required monthly payments. The Subordinated Loan matures June 1, 2012.

  In August 1997, the General Partner refinanced all of the Partnership's outstanding mortgage debt. The total amount of the mortgage debt decreased from $37.0 million to $29.9 million due to the use of the proceeds from the Subordinated Loan to repay mortgage debt principal. The new non-recourse loan with an independent financial institution matures August 18, 2004, requires principal amortization on a 25-year term and bears interest at a fixed rate of 8.58%.

  Pursuant to the Subordinated Loan, any proceeds in excess of the $27 million for the New Mortgage Debt were to be used to repay the Subordinated Loan. Therefore, the Partnership repaid principal of $2.9 million on the Subordinated Loan at refinancing.

PROPERTY IMPROVEMENT FUND

  The Management Agreement and Operating Lease require annual contributions to a property improvement fund to ensure that the physical condition and product quality of the Hotel is maintained. Contributions to this fund are based on a percentage of annual total Hotel sales, net of interest income earned on the fund. Prior to 1997, the contribution rate was 4%, net of interest income and the current contribution is 5% of gross Hotel sales, net of interest income. The General Partner believes that the 5% contribution requirement is consistent with industry standards. However, in accordance with the Management Agreement, contributions to the property improvement fund may be increased or decreased by MHS if the current contribution of 5% of gross Hotel sales, net of interest income, is either insufficient or excessive to make the replacements, renewals and repairs to maintain the Hotel in accordance with MHS's standards for a full-service Marriott hotel. Of the total $2.3 million of net additions to property and equipment during the first two quarters 1998, $1.7 million was owner funded. The balance in the fund totaled $185,000 as of June 19, 1998 and $287,000 as of December 31, 1997.

  The General Partner believes that cash contributions from the Hotel's property improvement fund will provide adequate funds in the short and long term to meet the Hotel's capital needs.

INFLATION

  The rate of inflation has been relatively low in the past four years. MHS is generally able to pass through increased costs to customers through higher room rates and prices. In 1997, average rates of the Hotel exceeded inflationary costs. On August 18, 1997, the Partnership refinanced its mortgage debt and fixed its interest costs, thereby eliminating the Partnership's exposure to the impact of inflation on future interest costs.

SEASONALITY

  Demand, and thus occupancy, is affected by normally recurring seasonal patterns. Demand is higher in the spring and summer months (March through October) than during the remainder of the year.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by MHS, the Manager of its property, to obtain financial information. The General Partner believes that MHS has begun to implement changes to the property specific software to ensure that software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF HANOVER MARRIOTT LIMITED PARTNERSHIP:

  We have audited the accompanying balance sheet of Hanover Marriott Limited Partnership (a Delaware limited partnership, the "Partnership") as of December 31, 1997 and 1996 and the related statements of operations, changes in partners' capital (deficit) and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Marriott Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
February 18, 1998

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                            STATEMENT OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     1997     1996     1995
                                                    -------  -------  -------
REVENUES
  Hotel rental..................................... $ 3,950  $ 5,177  $ 4,377
  Hotel revenues...................................   2,785      --       --
  Other............................................     118      119      110
                                                    -------  -------  -------
                                                      6,853    5,296    4,487
                                                    -------  -------  -------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization....................   1,239    1,215    1,178
  Real estate taxes................................     483      381      371
  Partnership administration.......................     269       76      186
  Base management fee (see Note 6).................     252      --       --
  Insurance and other..............................     131      --       --
  Incentive management fee (see Note 6)............      79      --       --
                                                    -------  -------  -------
                                                      2,453    1,672    1,735
                                                    -------  -------  -------
OPERATING PROFIT...................................   4,400    3,624    2,752
  Interest expense.................................  (3,934)  (2,811)  (3,036)
  Interest income..................................     197      127       65
                                                    -------  -------  -------
NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM........     663      940     (219)
EXTRAORDINARY ITEM
  Gain on forgiveness of additional rental.........   5,094      --       --
                                                    -------  -------  -------
NET INCOME (LOSS).................................. $ 5,757  $   940  $  (219)
                                                    =======  =======  =======
ALLOCATION OF NET INCOME (LOSS)
  General Partner.................................. $   288  $    47  $   (11)
  Limited Partners.................................   5,469      893     (208)
                                                    -------  -------  -------
                                                    $ 5,757  $   940  $  (219)
                                                    =======  =======  =======
NET INCOME (LOSS) PER LIMITED PARTNER UNIT (84
 Units)............................................ $65,107  $10,631  $(2,476)
                                                    =======  =======  =======

   The accompanying notes are an integral part of these financial statements.

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                                 BALANCE SHEET
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                             1997      1996
                                                           --------  --------
                          ASSETS
Property and equipment, net............................... $ 29,984  $ 29,850
Due from Marriott Hotel Services, Inc.....................      204       254
Property improvement fund.................................      287       645
Deferred financing costs, net of accumulated amortiza-
 tion.....................................................      456       227
Cash and cash equivalents.................................    1,952     2,557
                                                           --------  --------
                                                           $ 32,883  $ 33,533
                                                           ========  ========
       LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
LIABILITIES
Mortgage debt............................................. $ 29,760  $ 37,000
Due to Marriott Hotel Services, Inc. for Additional Rent-
 al.......................................................      --      5,094
Subordinated loan from Host Marriott Corporation..........    7,077       --
Notes payable and related interest due to the General
 Partner..................................................    4,317     5,367
Deferred revenue..........................................      169       287
Accounts payable and accrued expenses.....................       80        62
                                                           --------  --------
    Total Liabilities.....................................   41,403    47,810
                                                           --------  --------
PARTNERS' DEFICIT
General Partner
  Capital contribution, net of offering costs of $21......      421       421
  Cumulative net loss.....................................     (773)   (1,061)
                                                           --------  --------
                                                               (352)     (640)
                                                           --------  --------
Limited Partners
  Capital contributions, net of offering costs of $1,122..    7,147     7,147
  Cumulative net loss.....................................  (14,693)  (20,162)
  Capital distributions...................................     (622)     (622)
                                                           --------  --------
                                                             (8,168)  (13,637)
                                                           --------  --------
    Total Partners' Capital (Deficit).....................   (8,520)  (14,277)
                                                           --------  --------
                                                           $ 32,883  $ 33,533
                                                           ========  ========

   The accompanying notes are an integral part of these financial statements.

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

              STATEMENT OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    GENERAL LIMITED
                                                    PARTNER PARTNERS   TOTAL
                                                    ------- --------  --------
Balance, December 31, 1994.........................  $(676) $(14,322) $(14,998)
  Net loss.........................................    (11)     (208)     (219)
                                                     -----  --------  --------
Balance, December 31, 1995.........................   (687)  (14,530)  (15,217)
  Net income.......................................     47       893       940
                                                     -----  --------  --------
Balance, December 31, 1996.........................   (640)  (13,637)  (14,277)
  Net income.......................................    288     5,469     5,757
                                                     -----  --------  --------
Balance, December 31, 1997.........................  $(352) $ (8,168) $ (8,520)
                                                     =====  ========  ========



   The accompanying notes are an integral part of these financial statements.

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                            STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                       1997     1996    1995
                                                     --------  ------  -------
OPERATING ACTIVITIES
Net income (loss)..................................  $  5,757  $  940  $  (219)
Extraordinary item.................................    (5,094)    --       --
                                                     --------  ------  -------
Net income (loss) before extraordinary item........       663     940     (219)
Noncash items:
  Depreciation and amortization....................     1,239   1,215    1,178
  Interest on notes payable due to General Part-
   ner.............................................       --      329      346
  Amortization of deferred financing costs as in-
   terest..........................................       272      75       35
  Loss on disposition of property and equipment....        43     --        98
Changes in operating accounts:
  Due to Marriott Hotel Services, Inc. for Addi-
   tional Rental...................................       --      --       285
  Due from (to) Marriott Hotel Services, Inc.......        50    (530)     434
  Deferred revenue.................................      (118)   (119)     406
  Accounts payable and accrued expenses............        18       8       (2)
                                                     --------  ------  -------
    Cash provided by operating activities..........     2,167   1,918    2,561
                                                     --------  ------  -------
INVESTING ACTIVITIES
Additions to property and equipment, net...........    (1,427)   (527)  (1,046)
Change in property improvement fund................       369    (303)    (195)
                                                     --------  ------  -------
    Cash used in investing activities..............    (1,058)   (830)  (1,241)
                                                     --------  ------  -------
FINANCING ACTIVITIES
Repayment of mortgage debt.........................   (37,115)    --       --
Proceeds from first mortgage loan..................    29,875     --       --
Proceeds from subordinated loan from Host Marriott
 Corporation.......................................    10,000     --       --
Repayment of subordinated loan from Host Marriott
 Corporation.......................................    (2,923)    --       --
Repayment of notes payable and related interest due
 to General Partner................................    (1,050)    --       --
Payment of financing costs ........................      (501)   (272)     --
                                                     --------  ------  -------
    Cash used in financing activities..............    (1,714)   (272)     --
                                                     --------  ------  -------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...      (605)    816    1,320
CASH AND CASH EQUIVALENTS at beginning of year.....     2,557   1,741      421
                                                     --------  ------  -------
CASH AND CASH EQUIVALENTS at end of year...........  $  1,952  $2,557  $ 1,741
                                                     ========  ======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for mortgage and other interest..........  $  4,727  $2,418  $ 2,666
                                                     ========  ======  =======

   The accompanying notes are an integral part of these financial statements.

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Hanover Marriott Limited Partnership (the "Partnership") is a Delaware limited partnership formed on October 8, 1986 to acquire and own the 353-room Hanover Marriott Hotel and the land on which it is located (the "Hotel"). The sole general partner of the Partnership, with a 5% interest, is Marriott Hanover Hotel Corporation (the "General Partner"), a Delaware Corporation and a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"), formerly Marriott Corporation. The Hotel, which opened on July 30, 1986, was leased by the Partnership to Marriott Hotel Services, Inc. ("MHS"), a wholly-owned subsidiary of Marriott International, Inc. ("MII"), under a long-term operating lease (the "Operating Lease"). Effective August 18, 1997, the Operating Lease was converted to a long-term management agreement with MHS (the "Management Agreement") (see Note 6).

  On November 24, 1986 (the "Closing Date"), 84 limited partnership interests (the "Units"), representing a 95% interest in the Partnership, were sold at $100,000 per Unit pursuant to a private placement. Each limited partner paid $15,560 at subscription with the balance due in four annual installments through March 15, 1990, or, as an alternative, $87,600 in cash at closing as full payment of the subscription price. The limited partners paid $2,063,460 in cash on the Closing Date. Seventy-three and one-half Units were purchased on the installment basis. The General Partner contributed $442,000 in cash for its 5% general partnership interest.

  On April 2, 1997, Hanover Hotel Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of Host Marriott, completed a tender offer for limited partnership Units in the Partnership. The Purchaser acquired 40 units for an aggregate consideration of $1.6 million or $40,000 per Unit. Combined with its prior ownership position, Host Marriott now indirectly owns through affiliates, over 50% of the Partnership. Additionally, in a Partnership vote held in conjunction with the tender offer, the limited partners approved all of the proposed amendments to the Amended and Restated Partnership Agreement that were conditions to the tender offer. The most significant amendments (i) revised the provisions limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates (including the Purchaser) to have full voting rights with respect to all Units currently held by the General Partner or acquired by its affiliates except on matters where the General Partner or its affiliates have an actual economic interest other than as a limited partner or General Partner (an "Interested Transaction"),
(ii) modified the voting provisions with respect to Interested Transactions to permit action to be taken, if approved, by limited partners holding a majority of the outstanding Units, with all Units held by the General Partner and its affiliates being voted in the same manner as a majority of the Units actually voted by limited partners other than the General Partner and its affiliates and (iii) eliminated limited partner consent requirements relating to sale transactions with third parties and vested the sole authority with respect to such transactions to the General Partner. As a result of the approval of the proposed amendments, the Amended and Restated Partnership Agreement was amended and restated effective April 3, 1997 (the "Second Amended and Restated Partnership Agreement").

 Partnership Allocations and Distributions

  Pursuant to the terms of the Second Amended and Restated Partnership Agreement, Partnership allocations and distributions are generally made as follows:

    a. The Partnership generally allocates cash available for distribution (after a 10% priority return to the limited partners on their invested capital) and net profits as follows: (i) 5% to the General Partner and 95% to the limited partners until cumulative distributions of sale or refinancing proceeds ("Capital Receipts") equal to 50% of the partners' capital contributions have been distributed; (ii) next, 15% to the General

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

  Partner and 85% to the limited partners until cumulative distributions of Capital Receipts equal to the full amount of the partners' capital contributions have been distributed; and (iii) thereafter, 35% to the General Partner and 65% to the limited partners.

    b. Net losses were allocated 100% to the limited partners in 1986. Thereafter, net losses are allocated 100% to the General Partner.

    c. Capital Receipts (other than from the sale of substantially all of the Partnership assets) not retained by the Partnership will be distributed (i) first, 5% to the General Partner and 95% to the limited partners until the partners have received cumulative distributions of Capital Receipts equal to their capital contributions and (ii) thereafter, 35% to the General Partner and 65% to the limited partners.

  Upon the sale of substantially all of the Partnership assets, gains and sales proceeds will be allocated and (to the extent available) distributed based on specific provisions of the partnership agreement in order to first provide the limited partners with an annual 12% cumulative return on their invested capital, to the extent not previously distributed.

  For financial reporting purposes, profits and losses are allocated based on the Partner's stated ownership interest in the Partnership.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenues and Expenses

  Hotel revenues since August 18, 1997 (see Note 1) represent house profit of the Partnership's Hotel since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to MHS. House profit reflects Hotel operating results which flow to the Partnership as property owner and represents Hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the accompanying statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotel. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $14.5 million, $13.8 million and $12.5 million for the year ended December 31, 1997, 1996 and 1995, respectively and will have no impact on operating profit or net income.

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

      Building and improvements........................................ 40 years
      Furniture and equipment..........................................  7 years

  All property and equipment is pledged as security for the mortgage debt described in Note 5.

  The Partnership assesses impairment of the Hotel based on whether estimated undiscounted future cash flows from the Hotel will be less than its net book value. If the Hotel is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Prior to 1997, deferred financing costs of $520,000 were incurred in connection with obtaining and extending the Mortgage Debt (see Note 5) which were fully amortized and written-off when the refinancing of such debt occurred in 1997. Amortization expense on these deferred financing costs for the years ended December 31, 1997 and 1996 totaled $247,000 and $75,000, respectively. In connection with the refinancing of the Mortgage Debt, the Partnership paid $481,000 of refinancing costs in 1997 and is amortizing the costs over the related terms of the debt (see Note 5). At December 31, 1997 and 1996, accumulated amortization was $25,000 and $293,000, respectively.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income for financial reporting purposes and the net income as reported on the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, and different treatments of additional rental. As a result of these differences, the excess of the net Partnership liabilities reported in the accompanying consolidated financial statements over the tax basis in the net Partnership liabilities was $18,557,000 and $18,314,000, respectively as of December 31, 1997 and 1996.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Statement of Financial Accounting Standards

  In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

NOTE 3. REVENUES

  On August 18, 1997, the Partnership completed a refinancing of its Mortgage Debt. In connection with the refinancing, the Partnership converted the Operating Lease with MHS to the Management Agreement (the "Conversion"). Prior to the Conversion, the Partnership recorded revenue based on the rental income to be received from MHS.

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

  Subsequent to the Conversion, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS.

  The following is a summary of Hotel revenues, as defined in the Management Agreement, for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   HOTEL SALES
     Rooms............................................. $12,826 $11,710 $10,308
     Food and beverage.................................   8,933   8,246   7,288
     Other.............................................     691     767     764
                                                        ------- ------- -------
                                                         22,450  20,723  18,360
                                                        ------- ------- -------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms...........................................   2,904   2,631   2,374
       Food and beverage...............................   6,267   5,964   5,356
     Other hotel operating expenses....................   5,288   5,214   4,739
                                                        ------- ------- -------
                                                         14,459  13,809  12,469
                                                        ------- ------- -------
   HOTEL REVENUES...................................... $ 7,991 $ 6,914 $ 5,891
                                                        ======= ======= =======

  Hotel revenues under the Management Agreement effective August 18, 1997 consist of Hotel operating results for the period August 18, 1997 to December 31, 1997 (in thousands):

                                                                          1997
                                                                         ------
   HOTEL SALES
     Rooms.............................................................. $4,796
     Food and beverage..................................................  3,392
     Other..............................................................    226
                                                                         ------
                                                                          8,414
                                                                         ------
   HOTEL EXPENSES
   Departmental direct costs
     Rooms..............................................................  1,130
     Food and beverage..................................................  2,534
   Other hotel operating expenses.......................................  1,965
                                                                         ------
                                                                          5,629
                                                                         ------
   HOTEL REVENUES....................................................... $2,785
                                                                         ======

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land and improvements.................................... $  3,219  $  3,203
   Building and improvements................................   32,386    32,433
   Furniture and equipment..................................   10,770     9,879
                                                             --------  --------
                                                               46,375    45,515
   Accumulated depreciation.................................  (16,391)  (15,665)
                                                             --------  --------
                                                             $ 29,984  $ 29,850
                                                             ========  ========

NOTE 5. DEBT

  The Partnership originally entered into a loan agreement on November 24, 1986 (the "Original Loan") with a bank that provided $36.5 million to finance the acquisition of the Hotel. On October 26, 1989, the Partnership refinanced the Original Loan with a $37 million nonrecourse first mortgage loan (the "Mortgage Debt") which matured on October 16, 1996. The Mortgage Debt bore interest at a floating rate from October 27, 1994, through October 28, 1996 equal to 70 basis points over either (i) the London Interbank Offer Rate ("LIBOR") or (ii) an adjusted certificate of deposit rate. On October 28, 1996, the Partnership's $37 million Mortgage Debt matured without replacement financing in place. However, the Partnership secured an extension of the Mortgage Debt until October 24, 1997 provided that the Partnership would make a $10 million principal paydown on the Mortgage Debt by April 30, 1997. During the extension period the debt bore interest at LIBOR plus 2.0 percentage points and required quarterly principal amortization equal to all excess cash flow as defined in the extension agreement.

  On April 30, 1997, in connection with the tender offer for limited partnership units (see Note 1), Host Marriott funded a fully-amortizing $10 million subordinated loan to the Partnership (the "Subordinated Loan") that bears interest at a fixed rate of 14.5% over a 15-year term with required monthly payments. The Partnership used the proceeds of the Subordinated Loan to make the required principal payment under the mortgage loan extension agreement. If cash flow is insufficient to service the Subordinated Loan, the unpaid portion will be added to principal and interest will accrue.

  On August 18, 1997, the Partnership refinanced its Mortgage Debt with a then outstanding balance of $25.9 million with new mortgage debt ("New Mortgage Debt") of $29.9 million. The New Mortgage Debt bears interest at a fixed rate of 8.58% over its seven year term with required principal amortization based on a 25-year schedule. Pursuant to the Subordinated Loan, any proceeds from the New Mortgage Debt in excess of $27 million were to be used to repay the Subordinated Loan. Therefore, on August 18, 1997, $2.9 million was repaid on the Subordinated Loan. Pursuant to the limited partnership agreement, the remaining proceeds and cash held at the Partnership for refinancing were used to pay refinancing costs (see Note 2) and to repay debt service guarantee advances made by the General Partner in prior years. For 1997 and 1996, the weighted-average interest rate on the Partnership's mortgage debt was 7.9% and 6.4%, respectively.

  The New Mortgage Debt is secured by the Hotel and substantially all other assets of the Partnership, including furniture and equipment and the Partnership's rights under the assignment of the rents and leases (the "Collateral"). The Subordinated Loan is also secured by the Collateral but is subordinate to the New Mortgage Debt. Host Marriott and the General Partner also provided additional security on the Original Loan and the Mortgage Debt in the form of debt service guarantees in the aggregate amount of $7,200,000 (the "Guarantees"). On October 27, 1994 Host Marriott and the General Partner were released from their obligations to advance funds.

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

As of December 31, 1997 and 1996, $3,400,000 remains outstanding under the Guarantees. All advances made under the Guarantees accrue interest at one percent over the prime rate as announced by Bankers Trust Company. Pursuant to the limited partnership agreement, $1,382,000 was paid on the Guarantees from loan refinancing proceeds. Accrued interest payable on the Guarantees as of December 31, 1997 and 1996, totaled $714,000 and $1,775,000, respectively. The weighted-average interest rate on these advances was 9.3% for 1997 and 1996.

  Prior to 1996, the General Partner advanced $127,000 to the Partnership as a working capital advance which accrues interest at one percent over the prime rate as announced by Bankers Trust Company. As of December 31, 1997 and 1996, $203,000 and $192,000, including accrued interest, was outstanding on the working capital advance, respectively, and is included in notes payable and related interest due to the General Partner in the accompanying financial statements.

  In addition, the General Partner has provided a foreclosure guarantee to the lender of the New Mortgage Debt in the amount of $10 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure of the Hotel and only to the extent that the gross proceeds from a foreclosure sale are less than $10 million.

NOTE 6. OPERATING LEASE AGREEMENT/MANAGEMENT AGREEMENT

  The Partnership, through an assignment of a lease from Host Marriott on November 24, 1986, acquired all rights to a 25-year operating lease with five 10-year renewal options to lease the Hotel to MHS. Effective August 18, 1997, this agreement was converted to a long-term management agreement with MHS.

 Operating Lease Agreement

  Annual Rental during the term of the Operating Lease was equal to the greater of:

    (i) Minimum Rental of $100,000; or

    (ii) Basic Rental equal to 80% of Operating Profit, as defined, reduced to 75% of Operating Profit after the Partnership has received $4,421,000 of cumulative Capital Receipts; or

    (iii) Adjusted Rental equal to debt service on the mortgage debt plus Partnership administration costs (collectively referred to as "Debt Service") plus the greater of: (a) a preferred return equal to $840,000 or
  (b) 50% of the amount by which Operating Profit exceeds Debt Service. In no event will Adjusted Rental exceed Operating Profit.

  The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding. Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rentals existed.

  For financial reporting purposes, Additional Rental was not recognized as revenue but was deferred and recorded as a liability on the balance sheet. As a result of the conversion of the Operating Lease to a management agreement, MHS forgave $5.1 million of Additional Rental, which was recorded as a liability in the Partnership's financial statements. The Partnership recorded an extraordinary gain related to this forgiveness.

  For 1997 and 1996, Basic Rental of $3,031,000 and $3,993,000, respectively was remitted to the Partnership by MHS. In accordance with the Operating Lease, MHS was entitled to $758,000 and $998,000 of Operating Profit for the period from January 1, 1997 to August 17, 1997 and the year ended December 31, 1996, respectively. In addition to the Annual Rental, MHS was required to pay real estate taxes and make annual contributions equal to 4% of sales net of interest to the property improvement fund on behalf of the Partnership.

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

In accordance with the Operating Lease, annual contributions to the property improvement fund increased to 5% of sales net of interest at the beginning of 1997.

 Management Agreement

  Effective August 18, 1997, in conjunction with the refinancing of the Partnership's Mortgage Debt (see Note 5), the Operating Lease was converted to a long-term management agreement with MHS. The Management Agreement has an initial term expiring on December 31, 2011. Thereafter, the term is renewed automatically for each of five successive 10-year periods. Pursuant to the terms of the Management Agreement, MHS receives a base management fee equal to 3% of gross revenues. The Partnership is entitled to the first $4,650,000 of operating profit generated by the Hotel each fiscal year ("Owner's Priority"). Owner's Priority is increased by 10% of any Additional Invested Capital, as defined in the Management Agreement. In addition to a base management fee, MHS will be paid an incentive management fee of the next $400,000 from operating profit, as defined. Any cash remaining after the payment of the Owner's Priority and the incentive management fee will be allocated 75% to the Partnership and 25% to MHS. The Partnership may terminate the Management Agreement if in any two of three consecutive fiscal years there is an operating loss. MHS may, however, prevent termination by paying to the Partnership such amounts equal to the operating losses during such two fiscal years.

  Pursuant to the terms of the Management Agreement, MHS is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in MII's full service hotel system. Chain Services include central training, advertising and promotion, a national reservation system and such additional services, as needed, which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full service hotels managed, owned or leased by MII or its subsidiaries. In addition, MHS is required to furnish the Hotel with certain other services ("Central Office Services") such as executive supervision, planning and policy making, corporate finance, in-house legal services, research and development, and technical and operational expertise. The Hotel also participates in MII's Marriott's Reward Program ("MRP"). The cost of this program is charged to all hotels in MII's full service hotel system based upon the MRP sales at each hotel. The total amount of Chain and Central Office Services and MRP costs charged to the Partnership under the Management Agreement was $186,000 for the period August 18, 1997 to December 31, 1997.

  The Management Agreement and Operating Lease provide for the establishment of a property improvement fund for the Hotel which provides for the replacement of furniture, fixtures and equipment. Contributions to the property improvement fund are based on a percentage of gross hotel sales, net of interest income. Prior to 1997, contributions equaled 4% of hotel sales, net of interest income. Beginning in 1997 and thereafter, contributions are equal to 5% of hotel sales, net of interest income. Contributions to the property improvement fund for 1997 were $1.1 million.

  Under the Management Agreement, MHS received base and incentive management fees of $252,000 and $79,000, respectively, for the period August 18, 1997 through December 31, 1997.

NOTE 7. OFFICE SPACE RENTAL AGREEMENT

  On January 28, 1995, the Partnership entered into an agreement with Marriott Vacation Club International ("MVCI"), formerly known as Marriott Ownership Resorts, Inc., a wholly-owned subsidiary of MII. Under the terms of the five year lease with MVCI expiring in January 2000, MVCI funded the renovation of a portion of the Hotel's lounge into a junior ballroom (for use by the Hotel) and a MVCI sales office. The total cost of the renovations was $516,000. The lease with MVCI stipulates that $200,000 of those costs will be treated as rent concessions. Therefore, the Partnership will begin receiving rental payments of $18,123 in 1998, $55,600 in 1999 and $4,277 in 2000. In the event MVCI chooses to exercise its right to terminate the lease agreement prior to the end of the five year term, any prepayment of rent by MVCI is non-refundable.

  In accordance with generally accepted accounting principles, the Partnership deferred the total rent due under the lease and is amortizing the deferred revenue on a straight-line basis over the lease term. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $118,000, $119,000 and $110,000 of rent under the lease which is included in other revenues in the Statement of Operations. In addition, deferred revenue related to the lease totaled $169,000, $287,000 and $406,000 for the years ended December 31, 1997, 1996 and 1995.

NOTE 8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The estimated fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                           AS OF DECEMBER 31, 1997AS OF DECEMBER 31, 1996
                           ------------------------- -------------------------
                                         ESTIMATED                 ESTIMATED
                            CARRYING        FAIR      CARRYING        FAIR
                             AMOUNT        VALUE       AMOUNT        VALUE
                           -----------  ------------ -----------  ------------
Mortgage debt............. $    29,760   $    29,760 $    37,000   $    37,000
Subordinated loan.........       7,077         7,077         --            --
Notes payable and related
 interest due to General
 Partner..................       4,317         4,200       5,367         3,500
Additional Rental.........         --            --        6,099         2,000

  The estimated fair value of the mortgage debt is based on the expected future debt service payments discounted at estimated market rates. Additional rental paid by the Hotel lessee was valued based on the expected future payments from operating cash flow discounted at a risk-adjusted rate. As further explained in Note 6, upon the closing of the debt refinancing on August 18, 1997, MHS agreed to waive all claims to Additional Rental that had accrued prior to the conversion to a management agreement. Consequently, the estimated fair value of Additional Rental paid by the Hotel lessee is zero.

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        JUNE 19,   DECEMBER 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (UNAUDITED)
                        ASSETS
Property and equipment, net...........................   $31,718     $29,984
Due from Marriott Hotel Services, Inc.................       355         204
Other assets..........................................       609         743
Cash and cash equivalents.............................       426       1,952
                                                         -------     -------
                                                         $33,108     $32,883
                                                         =======     =======
          LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt.......................................   $29,611     $29,760
  Subordinated loan from Host Marriott Corporation....     7,015       7,077
  Notes payable and related interest due to the Gen-
   eral Partner.......................................     4,473       4,317
  Accounts payable and accrued expenses...............       216          80
  Deferred revenue....................................       114         169
                                                         -------     -------
    Total Liabilities.................................    41,429      41,403
                                                         -------     -------
PARTNERS' DEFICIT
  General Partner.....................................      (342)       (352)
  Limited Partners....................................    (7,979)     (8,168)
                                                         -------     -------
    Total Partners' Deficit...........................    (8,321)     (8,520)
                                                         -------     -------
                                                         $33,108     $32,883
                                                         =======     =======


                  See Notes to Condensed Financial Statements.

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS EXCEPT PER UNIT AMOUNTS)

                                                                   FIRST TWO
                                                                   QUARTERS
                                                                 --------------
                                                                  1998    1997
                                                                 ------  ------
REVENUES
  Hotel revenues................................................ $3,391  $  --
  Hotel rental..................................................    --    3,015
  Other.........................................................     55      55
                                                                 ------  ------
                                                                  3,446   3,070
                                                                 ------  ------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization.................................    572     561
  Base management fee...........................................    296     --
  Incentive management fee......................................    171     --
  Real estate taxes.............................................    236     186
  Insurance and other...........................................    127      19
                                                                 ------  ------
                                                                  1,402     766
                                                                 ------  ------
OPERATING PROFIT................................................  2,044   2,304
  Interest expense.............................................. (1,863) (1,717)
  Interest income...............................................     18      78
                                                                 ------  ------
NET INCOME...................................................... $  199  $  665
                                                                 ======  ======
ALLOCATION OF NET INCOME
  General Partner............................................... $   10  $   33
  Limited Partners..............................................    189     632
                                                                 ------  ------
                                                                 $  199  $  665
                                                                 ======  ======
NET INCOME PER LIMITED PARTNER UNIT (84 Units).................. $2,250  $7,524
                                                                 ======  ======


                  See Notes to Condensed Financial Statements.

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                  FIRST TWO
                                                                   QUARTERS
                                                                ---------------
                                                                 1998    1997
                                                                ------  -------
OPERATING ACTIVITIES
  Net income................................................... $  199  $   665
  Noncash items................................................    703      796
  Changes in operating accounts................................    (13)      96
                                                                ------  -------
    Cash provided by operating activities......................    889    1,557
                                                                ------  -------
INVESTING ACTIVITIES
  Additions to property and equipment, net..................... (2,306)    (156)
  Change in property improvement fund..........................    102     (372)
                                                                ------  -------
    Cash used in investing activities.......................... (2,204)    (528)
                                                                ------  -------
FINANCING ACTIVITIES
  Proceeds from subordinated loan..............................    --    10,000
  Repayments on mortgage debt..................................   (148) (10,505)
  Repayments on subordinated loan..............................    (63)     --
  Payment of financing costs...................................    --      (405)
                                                                ------  -------
    Cash used in financing activities..........................   (211)    (910)
                                                                ------  -------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS............... (1,526)     119
CASH AND CASH EQUIVALENTS at beginning of period...............  1,952    2,557
                                                                ------  -------
CASH AND CASH EQUIVALENTS at end of period..................... $  426  $ 2,676
                                                                ======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage interest.............................. $1,488  $ 1,182
                                                                ======  =======


                  See Notes to Condensed Financial Statements.

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Hanover Marriott Limited Partnership (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto for the fiscal year ended December 31, 1997 included elsewhere in the Form 10.

  In the opinion of the Partnership, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998; the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, net income of the Partnership is allocated 95% to the Limited Partners and 5% to Marriott Hanover Hotel Corporation (the "General Partner"). Net losses are allocated 100% to the General Partner. Significant differences exist between the net income for financial reporting purposes and the net income (loss) for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives, no estimated salvage values for the assets and differences in the timing of the recognition of rental income.

  2. On August 18, 1997, the Partnership completed a refinancing of its mortgage debt. In addition to the refinancing, the Partnership converted the Operating Lease with MHS to the Management Agreement (the "Conversion"). Prior to the Conversion, the Partnership recorded revenue based on the rental income to be received from MHS.

  Annual rental during the term of the Operating Lease was equal to the greater of: (i) Minimum Rental of $100,000; or (ii) Basic Rental equal to 80% of Operating Profit, as defined, reduced to 75% of Operating Profit after the Partnership received $4,421,000 of cumulative Capital Receipts, as defined in the Operating Lease; or (iii) Adjusted Rental equal to debt service on the mortgage debt plus Partnership administration costs (collectively referred to as "Debt Service") plus the greater of: (a) a preferred return equal to $840,000 or (b) 50% of the amount by which Operating Profit exceeded Debt Service. In no event was Adjusted Rental to exceed Operating Profit.

  The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding. Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rentals existed. In addition to the Annual Rental, MHS was required to pay real estate taxes.

  Subsequent to the Conversion, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS.

  On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that is should be applied to its hotel. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $6.5 million and $6.6 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

  The following is a summary of Hotel revenues, as defined in the Management Agreement (in thousands):

                                                                    FIRST TWO
                                                                    QUARTERS
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
   HOTEL SALES
     Rooms....................................................... $6,047 $6,047
     Food and beverage...........................................  3,520  4,181
     Other.......................................................    310    355
                                                                  ------ ------
                                                                   9,877 10,583
                                                                  ------ ------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms.....................................................  1,413  1,308
       Food and beverage.........................................  2,641  2,807
       Other hotel operating expenses............................  2,432  2,491
                                                                  ------ ------
                                                                   6,486  6,606
                                                                  ------ ------
   HOTEL REVENUES................................................ $3,391 $3,977
                                                                  ====== ======

  3. On April 17, 1998, Host Marriott Corporation ("Host Marriott"), parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including Hanover Marriott Limited Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                 MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP
                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the MHP financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed consolidated financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with MHP's financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                             FIRST TWO
                             QUARTERS                     FISCAL YEAR
                          ----------------  -------------------------------------------
                           1998     1997     1997     1996     1995     1994     1993
                          -------  -------  -------  -------  -------  -------  -------
                            (UNAUDITED)             (AMOUNTS IN THOUSANDS,
                                                EXCEPT PER PARTNERSHIP UNIT(1))
Revenues................  $47,968  $45,873  $75,211  $71,834  $66,998  $58,474  $61,347
Operating profit........   30,115   28,733   42,095   42,185   36,053   28,677   23,338
Income before
 extraordinary item(2)..   17,818   15,343   19,477   18,449   13,150    7,311   14,748
Net income..............   17,818   15,343   16,416   18,449   13,150    7,311   14,748
Distributions:
 General partner........       15       14       78       50       21      --       --
 Limited partners.......    1,500    1,500    7,706    4,964    2,084      --       --
                          -------  -------  -------  -------  -------  -------  -------
 Total..................    1,515    1,514    7,784    5,014    2,105      --       --
Per Partnership Unit(1):
 Net income (loss)......   17,640   15,190   16,252   18,265   13,018    7,238   14,600
 Distributions..........    1,500    1,500    7,700    4,970    2,084      --       --
Cash provided by
 operating activities...   26,062   25,633   31,758   27,632   25,755   20,884    8,857
Cash used in investing
 activities.............   (5,417)  (5,071) (12,840)  (8,911)  (6,922)  (8,241)  (3,174)
Cash used in financing
 activities.............   (2,972)  (7,417)  (9,831) (20,664) (18,026) (11,956) (14,225)
Increase (decrease) in
 cash and cash
 equivalents............   17,673   13,145    9,087   (1,943)     807      687   (8,542)
Ratio of earnings to
 fixed charges(3)
 (unaudited)............     2.89x    2.51x    2.00x    1.92x    1.63x    1.32x     --
Deficiency of earnings
 to fixed charges(3)
 (unaudited)............      --       --       --       --       --       --     4,590
Total assets at book
 value..................  278,264  256,645  261,109  249,441  251,217  254,058  257,620
Cash and cash
 equivalents............   28,367   14,752   10,694    1,607    3,550    2,743    2,056
Total debt(4)...........  240,809  230,727  240,748  235,146  248,659  260,843  271,879
Total liabilities.......  242,113  231,654  241,261  238,272  253,483  267,369  278,242
Partner's capital
 (deficit):
 Limited partners.......   35,681   24,632   19,541   10,948   (2,353) (13,287) (20,525)
 General partner........      470      359      307      221       87      (24)     (97)
Book value per
 Partnership Unit
 (unaudited)(1).........   35,681   24,632   19,541   10,948   (2,353) (13,287) (20,525)
Exchange value per
 Partnership Unit
 (unaudited)(1).........  141,074      --       --       --       --       --       --

--------
(1) A Partnership Unit represents a $100,000 original investment in MHP.
(2) In 1997, the Partnership recognized a $3.1 million extraordinary loss resulting from the prepayment penalty related to the early extinguishment of the mortgage debt on the Orlando Hotel and the write-off of related deferred financing costs.
(3) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges in 1993 was largely the result of depreciation and amortization of $14,601,000.
(4) Total debt includes amounts due to Host Marriott of $2,295,000, $2,294,000, $6,420,000, $9,149,000 and $13,635,000 as of June 20, 1997,
    December 31, 1996, 1995, 1994 and 1993, respectively.

                 MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The chart below summarizes REVPAR, or revenue per available room, the first two quarters for 1998 and 1997:

                                                            FIRST TWO
                                                            QUARTERS
                                                            ---------
                                                            1998 1997 % INCREASE
                                                            ---- ---- ----------
      Orlando World Center................................. $139 $136      2%
      Harbor Beach......................................... $177 $170      4%
      Combined Average..................................... $150 $146      3%

  Total consolidated Partnership revenues for the first two quarters 1998, increased 5% when compared to the comparable period in 1997. Operating results for the first two quarters 1998 were strong for both the Orlando Hotel and the Harbor Beach Hotel (the "Hotels"). REVPAR represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. On a combined basis, for the first two quarters 1998, REVPAR increased 3% primarily due to increases in average room rate. For the first two quarters 1998, the combined average room rate increased 5% over the comparable period in 1997 to $177 while the combined average occupancy decreased two percentage points to 85%.

  Hotel revenues. For the first two quarters 1998, revenues reported by the Orlando Hotel increased 7% over the same period of 1997. The strong performance for the first two quarters 1998 was a result of a 2% increase in REVPAR to $139. This increase was attributed to a 4% increase in average room rate to $162 offset by a one percentage point decrease in occupancy to 86%. The hotel achieved its increase in average room rate as a result of rate increases across all segments and the hotel's ability to restrict discounted transient room rates. The decrease in occupancy was primarily due to a decrease in group roomnights.

  Rental income. Rental income for the first two quarters from the Harbor Beach Hotel remained stable over 1997.

  For the first two quarters 1998, REVPAR increased 4% to $177 when compared to the same period in 1997. This increase was due to a 10% increase in average room rate to $215 offset by a five percentage point decrease in occupancy to 82%. The improvement in REVPAR was primarily a result of a 16% increase in the group rate.

  Operating costs and expenses. The Partnership's operating costs and expenses decreased 4% to $17.1 million for the first two quarters 1998 when compared to the same period in 1997. The principal component of this category is discussed below:

  Depreciation and amortization. Depreciation and amortization for the first two quarters 1998 increased approximately $0.3 million, or 7% as compared to 1997. The increase is primarily due to the completion of the rooms renovation project at the Orlando Hotel during fourth quarter 1997.

  Operating profit. As a result of changes in revenues and expenses discussed above, operating profit increased by $1.4 million to $30.1 million over the same period in 1997.

  Interest expense. Interest expense for the first two quarters 1998 decreased 7% as compared to the same period in 1997 due to the refinancing of the Orlando Hotel's mortgage debt at a lower interest rate in 1997.

  Minority interest. Based upon its 50.5% ownership interest, the Partnership controls the Harbor Beach Partnership and, as a result, the condensed consolidated financial statements of the Partnership include the accounts of the Harbor Beach Partnership. Minority interest represents the net income from the Harbor Beach Partnership allocable to the co-general partner. Minority interest in income decreased from $3.8 million for the first two quarters 1997 to $3.6 million for the first two quarters 1998 primarily due to a slight decrease in net income from the Harbor Beach Partnership due to an increase in depreciation expense.

  Net income. For the first two quarters 1998, net income increased $2.5 million to $17.8 million over the same period in 1997. This increase was primarily due to increases in hotel revenues and rental income and the decrease in interest expense, as discussed above.

 1997 Compared to 1996

  Hotel Revenues. Hotel revenues increased approximately $3.1 million, or 6%, over 1996 as a result of continued growth in corporate group business. REVPAR at the Orlando Hotel increased 11% over 1996 to $118. This higher rate resulted from increased demand generated by Disney's 25th Anniversary celebration and an increase in group roomnights from the association and international markets. Average occupancy increased by two percentage points to 80%. As a result of the increase in REVPAR, room sales at the Orlando World Center increased $5.0 million, or 8%, over 1996. Food and beverage sales in 1997 increased $3.6 million, or 7.5%, over 1996 primarily due to an 11% increase in banquet sales. Food and beverage profit increased $1.1 million, or 6%, over 1996 due to the increase in sales combined with continued emphasis on cost containment. In 1998, the Orlando World Center expects demand will remain strong and as a result, 1998 hotel revenues are expected to increase.

  Direct operating costs and expenses increased $4.9 million, or 7%, over 1996 due to an increase in certain variable costs related to the increase in room sales and higher food and beverage costs due to the creation of a special events department at the Orlando World Center.

  Rental Income. Rental income from the Harbor Beach Hotel increased by approximately $326,000, or 2%, when compared to 1996 as a result of the Hotel's ability to restrict discounted rates and achieve a higher transient room rate. The Harbor Beach Hotel experienced an increase in corporate group demand of almost 5,000 roomnights. REVPAR increased 6% over 1996 due to a 6% increase in the average room rate to $173. As a result of the increase in REVPAR, room sales and profit increased 4.5% and 4%, or $1.4 million and $1.1 million, respectively, over 1996.

  Operating costs and expenses. Operating costs and expenses increased by $3.5 million, or 13%, from $29.6 million in 1996 to $33.1 million in 1997. The principal components of this category are discussed below.

  Depreciation and amortization. Depreciation and amortization increased 9% from $9.7 million in 1996 to $10.6 million in 1997 primarily due to the addition of furniture and equipment at the Harbor Beach Hotel in 1996.

  Incentive management fees. In accordance with the Orlando World Center Management Agreement, incentive management fees increased by $1.8 million, or 24%, over 1996 as a result of improved operating results at the Orlando World Center. Cash flow from operations of the Orlando World Center Hotel was sufficient to pay all incentive management fees earned by the Manager in 1997 and 1996. Additional incentive management fees of $1.4 million were also earned by the Manager for the first time in 1997.

  Base management fees. In accordance with the Orlando World Center Hotel Management Agreement, base management fees increased 7%, from $3.6 million in 1996 to $3.8 million in 1997, due to improved total sales at the Orlando World Center Hotel.

  Operating Profit. Operating profit remained stable at $42.1 million due to the increases in depreciation and amortization and incentive management fees, as discussed above.

  Interest expense. Interest expense decreased 6% from $5.1 million in 1996 to $4.7 million in 1997 primarily due to principal payments on the Orlando Mortgage Debt prior to refinancing of $7.0 million and repayment of the entire Orlando Ballroom Loan in 1997.

  Minority interest in income. Based on its 50.5% ownership interest, the Partnership controls the Harbor Beach Partnership and as a result, the accounts of the Harbor Beach Partnership are consolidated in the consolidated financial statements of the Partnership. Minority interest in income represents the net income from the Harbor Beach Partnership allocable to the other general partner in that Partnership. Minority interest in income decreased 3% in 1997 primarily due to an increase in depreciation expense partially offset by an increase in rental income from the Harbor Beach Hotel, as discussed above.

  Net income. Net income for 1997 decreased $2.0 million, or 11%, over 1996 primarily due to the $3.1 million extraordinary loss resulting from the prepayment penalty related to the early extinguishment of the mortgage debt on the Orlando Hotel and the write-off of deferred financing costs related to that debt. This loss was partially offset by higher hotel revenues in 1997.

 1996 Compared to 1995

  Hotel Revenues. Hotel revenues increased approximately $3.3 million, or 7%, over 1995 as a result of continued growth in corporate group and transient business. REVPAR at the Orlando World Center increased 2% over 1995 to $106. This increase was a result of the Hotel's ability to restrict discounted rates and achieve a higher average room rate. The average room rate increased 4% from 1995 to $137. This increase was slightly offset by a 1.1 percentage point decrease in average occupancy to 78%. The first half of a rooms renovation project was completed during 1996, thus decreasing the availability of rooms for sale. As a result of the increase in REVPAR, room sales at the Orlando World Center increased $2.4 million, or 4%, over 1995. Food and beverage sales in 1996 increased $2.1 million, or 5%, over 1995 primarily due to a 6% increase in banquet sales. Food and beverage profit increased $1.0 million, or 6%, over 1995 due to the increase in revenues combined with continued emphasis on cost containment.

  Direct hotel operating costs and expenses increased $2.7 million, or 4%, over 1995 due to an increase in certain variable costs related to the increase in room sales. The ratio of operating costs to room sales declined in 1996 to 58.0% as compared to 1995 at 58.7%.

  Rental Income. Rental income from the Harbor Beach Hotel increased by approximately $1.6 million, or 8%, when compared to 1995 due to increased transient demand especially in the leisure segment, the highest average room rate category. The Harbor Beach Hotel experienced record call volume during prime season and a significant increase in international travelers. REVPAR increased 7% over 1995 due to a 5% increase in the average room rate to $164 combined with an increase in average occupancy of 1.9 percentage points to 82%. Despite a 3% decline in group roomnights, transient roomnights increased 13% over 1995. As a result of the increase in REVPAR, room sales and profit increased 9% and 10%, or $2.6 million and $2.3 million, respectively, over 1995.

  Operating costs and expenses. Operating costs and expenses decreased by $1.3 million, or 4%, from $30.9 million in 1995 to $29.6 million in 1996. The principal components of this category are discussed below.

  Depreciation and amortization. Depreciation and amortization decreased by $2.0 million, or 17%, when compared to 1995 due to a portion of the Hotels' furniture and fixtures becoming fully depreciated in 1995.

  Incentive management fees. In accordance with the Orlando World Center Management Agreement, incentive management fees increased by $0.5 million, or 7%, over 1995 as a result of improved operating results at the Orlando World Center. Cash flow from operations of the Orlando World Center was sufficient to pay all incentive management fees earned by the Manager in 1996 and 1995.

  Base management fees. In accordance with the Orlando World Center Management Agreement, base management fees increased 5%, from $3.4 million in 1995 to $3.6 million in 1996, due to improved total sales at the Orlando World Center.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased by $6.1 million to $42.2 million, or 59% of revenues, for 1996, from $36.1 million or 54% of revenues for 1995.

  Interest expense. Interest expense increased 1% from $21.9 million in 1995 to $22.0 million in 1996, primarily due to the Orlando Mortgage Debt loan modification and extension in October 1995. The Orlando Mortgage Debt interest rate was increased from 7% to 8% in October 1995. The interest rate increase was offset slightly by principal payments on the Orlando Mortgage Debt of $7.5 million in 1996.

  Minority interest in income. Based on its 50.5% ownership interest, the Partnership controls the Harbor Beach Partnership and as a result, the accounts of the Harbor Beach Partnership are consolidated in the consolidated financial statements of the Partnership. Minority interest in income represents the net income from the Harbor Beach Partnership allocable to the other general partner in that Partnership. Minority interest in income increased from $1.7 million in 1995 to $2.6 million in 1996, primarily due to the increase in rental income from the Harbor Beach Hotel, as discussed above.

  Net income. Net income for 1996 increased $5.3 million, or 40%, over 1995 primarily due to higher Hotel revenues and rental income, offset by increased incentive and base management fees and an increase in minority interest in income.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have historically been funded through loan agreements with independent financial institutions, Host Marriott Corporation ("Host Marriott") and its affiliates or Marriott International, Inc. (the "Manager") and its affiliates. The general partner believes that the Partnership will have sufficient capital resources and liquidity to continue to conduct its business in the ordinary course.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is from operations. Its principal uses of cash are to fund the property improvement funds of the Hotels, to pay required principal amortization of the mortgage debt and other debt incurred to fund costs of capital improvements at the Hotels, financing costs and cash distributions to the partners.

  Total consolidated cash provided by operations for the first two quarters 1998 and 1997, was $26.1 million and $25.6 million, respectively. The increase was primarily due to an increase in hotel revenues and rental income when compared to the same period in 1997. Total consolidated cash provided by operations was $31.8 million, $27.6 million and $25.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  For the first two quarters 1998 and 1997, cash used in investing activities was $5.4 million and $5.1 million, respectively, consisting primarily of an increase in additions to property and equipment. This is primarily due to the commencement of the Orlando Hotel expansion project in May 1998. Cash used in investing activities was $12.8 million, $8.9 million and $6.9 million for the years ended December 31, 1997, 1996, and 1995, respectively. The Partnership's investing activities consist primarily of contributions to the property improvement fund of the Hotels of $9.1 million, $8.7 million and $7.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  For the first two quarters 1998 and 1997, cash used in financing activities was $3.0 million and $7.4 million, respectively. The decrease in cash used in financing activities was primarily the result of a decrease in principal repayments on the mortgage debt and the receipt of construction loan advances. During the first two quarters

1998, the Partnership distributed $1.5 million to its partners ($1,500 per limited partner unit). This distribution represented $540 per limited partner unit from 1997 operations and $960 per limited partner unit related to first quarter 1998 operations. In addition, on August 4, 1998, the Partnership distributed $8,080,808 ($8,000 per limited partner unit) from 1998 operations. Cash used in financing activities was $9.8 million, $20.7 million and $18.0 million for the years ended December 31, 1997, 1996 and 1995 respectively. Principal repayments made on the mortgage debt of the Hotels totaled $8.5 million, $8.9 million and $9.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. Payment of financing costs related to the mortgage debt of the Partnership Hotels totaled $2.0 million, $40,000 and $2.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Cash distributed to the partners was $7.8 million, $5.0 million and $2.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. Cash distributions paid to minority interest were $2.0 million, $2.1 million and $1.5 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  Pursuant to the refinancing of the Orlando Mortgage Debt, the Partnership received proceeds of $152.0 million. Of the proceeds, $139.3 million was used to repay the outstanding principal balance on the Orlando Mortgage Debt and accrued interest, $2.0 million was used to pay related refinancing costs and $1.9 million was used to pay prepayment penalties. The remaining $8.8 million is held by the Partnership as working capital.

  During 1997, Marriott International Capital Corporation ("MICC"), a wholly-owned subsidiary of Marriott International, advanced $3.5 million to the Orlando World Center to provide financing for the rooms and suites refurbishment. Principal repayments to Host Marriott related to the Orlando Ballroom Loan and the Orlando Rooms Renovation Loan totaled $2.3 million, $4.1 million and $2.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. Principal repayments to MICC related to the Harbor Beach Rooms Renovation Loan totaled $0.6 million, $0.5 million and $0.5 million for each of the years ended December 31, 1997, 1996 and 1995.

  The General Partner believes that cash from operations will provide adequate funds for the operational needs of the Partnership and the Harbor Beach Partnership for the foreseeable future. The interest rates on the refinanced Orlando Mortgage Debt and the Harbor Beach Mortgage Debt are fixed at 7.48% and 9.13%, respectively. The Harbor Beach Mortgage Debt matures in the year 2000, at which time the loan-to-value ratios and debt service coverage of the Harbor Beach Hotel is expected to enhance the Harbor Beach Partnership's ability to secure replacement financing.

 Property Improvement Funds

  The Orlando World Center Management Agreement and the Harbor Beach Hotel Operating Lease provide for the establishment of a property improvement fund for each Hotel. Pursuant to these agreements, contributions to the funds are equal to a percentage of total sales of each Hotel and are used to provide for the funding of routine capital expenditures and the replacement of furniture, fixtures and equipment. Upon maturity of the Orlando World Center Mortgage Debt on June 16, 1995, contributions to the Orlando World Center fund increased from 4% to 5% of total sales. Total contributions to the Orlando World Center fund were $6.4 million, $6.0 million and $5.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. Total capital expenditures at the Orlando World Center were $7.9 million, $8.1 million and $4.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. In addition, principal and interest paid to MICC on the Orlando Rooms Renovation Loan totaled $100,000 in 1997. The balance of the Orlando World Center fund was $2.9 million as of December 31, 1997.

  Contributions to the Harbor Beach Hotel's property improvement fund are equal to 5% of total hotel sales. Total contributions to the Harbor Beach Hotel fund were $2.7 million, $2.7 million and $2.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. Total capital expenditures at the Harbor Beach Hotel were $2.5 million, $1.6 million and $1.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. The balance of the Harbor Beach Hotel fund was $3.2 million as of December 31, 1997.

INFLATION

  For the three fiscal years ended December 31, 1997 and the First Two Quarters 1998, the rate of inflation has been relatively low and, accordingly, has not had a significant impact to the Partnership's revenues and net income. The manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotels exceeded those of direct competitors as well as the general level of inflation. The amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Manager of its properties to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP:

  We have audited the accompanying consolidated balance sheet of Marriott Hotel Properties Limited Partnership (a Delaware limited partnership) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 financial statements of Lauderdale Beach Association, which statements reflect total assets and total revenues of 25 percent and 29 percent in 1995, respectively, of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marriott Hotel Properties Limited Partnership and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
March 11, 1998

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                             1997      1996
                                                           --------  --------
ASSETS
Property and equipment, net............................... $222,216  $222,491
Minority interest.........................................   10,042    10,641
Due from Marriott International, Inc. and affiliates......    7,912     9,114
Property improvement funds................................    6,056     3,542
Deferred financing costs, net.............................    2,130     1,787
Loan deposit..............................................    1,800       --
Prepaid ground rent.......................................      259       259
Cash and cash equivalents.................................   10,694     1,607
                                                           --------  --------
                                                           $261,109  $249,441
                                                           ========  ========
LIABILITIES AND PARTNERS' CAPITAL
Mortgage debt............................................. $235,946  $230,959
Notes payable and amounts due to Marriott International,
 Inc. and affiliates......................................    4,987     4,106
Accounts payable and accrued interest.....................      196       802
Note payable and amounts due to Host Marriott Corpora-
 tion.....................................................      132     2,405
                                                           --------  --------
      Total Liabilities...................................  241,261   238,272
                                                           --------  --------
PARTNERS' CAPITAL
General Partner
  Capital contribution....................................    1,010     1,010
  Capital distributions...................................     (590)     (512)
  Cumulative net losses...................................     (113)     (277)
                                                           --------  --------
                                                                307       221
                                                           --------  --------
Limited Partners
  Capital contributions, net of offering costs of
   $10,978................................................   89,022    89,022
  Investor notes receivable...............................      --        (47)
  Capital distributions...................................  (58,324)  (50,618)
  Cumulative net losses...................................  (11,157)  (27,409)
                                                           --------  --------
                                                             19,541    10,948
                                                           --------  --------
      Total Partners' Capital.............................   19,848    11,169
                                                           --------  --------
                                                           $261,109  $249,441
                                                           ========  ========


                See Notes to Consolidated Financial Statements.

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                     1997      1996      1995
                                                   --------  --------  --------
REVENUES
  Hotel (Note 3).................................  $ 53,574  $ 50,523  $ 47,251
  Rental income (Note 8).........................    21,637    21,311    19,747
                                                   --------  --------  --------
                                                     75,211    71,834    66,998
                                                   --------  --------  --------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization..................    10,601     9,693    11,739
  Incentive management fees to Marriott Interna-
   tional and affiliates.........................     9,308     7,518     7,047
  Base management fees to Marriott International
   and affiliates................................     3,846     3,609     3,431
  Property taxes.................................     3,336     3,059     3,104
  Ground rent, insurance and other...............     6,025     5,770     5,624
                                                   --------  --------  --------
                                                     33,116    29,649    30,945
                                                   --------  --------  --------
Operating Profit.................................    42,095    42,185    36,053
Interest expense (including interest paid to re-
 lated parties of $0.3 million, $0.7 million and
 $1.0 million in 1997, 1996 and 1995, respective-
 ly).............................................   (20,842)  (22,007)  (21,864)
Interest income..................................       803       919       679
                                                   --------  --------  --------
INCOME BEFORE MINORITY INTEREST AND EXTRAORDINARY
 ITEM............................................    22,056    21,097    14,868
MINORITY INTEREST IN INCOME......................    (2,579)   (2,648)   (1,718)
                                                   --------  --------  --------
INCOME BEFORE EXTRAORDINARY ITEM.................    19,477    18,449    13,150
EXTRAORDINARY ITEM:
  Loss on extinguishment of debt.................    (3,061)      --        --
                                                   --------  --------  --------
NET INCOME.......................................  $ 16,416  $ 18,449  $ 13,150
                                                   ========  ========  ========
ALLOCATION OF NET INCOME
  General Partner................................  $    164  $    184  $    132
  Limited Partners...............................    16,252    18,265    13,018
                                                   --------  --------  --------
                                                   $ 16,416  $ 18,449  $ 13,150
                                                   ========  ========  ========
INCOME BEFORE EXTRAORDINARY ITEM PER LIMITED
 PARTNER UNIT (1,000 Units)......................  $ 19,282  $ 18,265  $ 13,018
                                                   ========  ========  ========
NET INCOME PER LIMITED PARTNER UNIT (1,000
 Units)..........................................  $ 16,252  $ 18,265  $ 13,018
                                                   ========  ========  ========

                See Notes to Consolidated Financial Statements.

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    GENERAL LIMITED
                                                    PARTNER PARTNERS   TOTAL
                                                    ------- --------  --------
Balance, December 31, 1994.........................  $(24)  $(13,287) $(13,311)
  Net income.......................................   132     13,018    13,150
  Capital distributions............................   (21)    (2,084)   (2,105)
                                                     ----   --------  --------
Balance, December 31, 1995.........................    87     (2,353)   (2,266)
  Net income.......................................   184     18,265    18,449
  Capital distributions............................   (50)    (4,964)   (5,014)
                                                     ----   --------  --------
Balance, December 31, 1996.........................   221     10,948    11,169
  Net income.......................................   164     16,252    16,416
  Investor note payments...........................   --          47        47
  Capital distributions............................   (78)    (7,706)   (7,784)
                                                     ----   --------  --------
Balance, December 31, 1997.........................  $307   $ 19,541  $ 19,848
                                                     ====   ========  ========


                See Notes to Consolidated Financial Statements.

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    1997       1996      1995
                                                  ---------  --------  --------
OPERATING ACTIVITIES
  Net income....................................  $  16,416  $ 18,449  $ 13,150
  Extraordinary item............................      3,061       --        --
                                                  ---------  --------  --------
  Income before extraordinary item..............     19,477    18,449    13,150
  Noncash items:
    Depreciation and amortization...............     10,601     9,693    11,739
    Minority interest in income.................      2,579     2,648     1,718
    Amortization of deferred financing costs as
     interest...................................        519       519     1,041
    Loss on disposal of property and equipment..        --          6        48
  Changes in operating accounts:
    Payment of deferred incentive management
     fees.......................................     (2,046)   (1,474)   (1,972)
    Due from Marriott International, Inc. ......      1,202    (1,964)     (360)
    Accounts payable and accrued interest.......       (595)     (292)      325
    Due to Host Marriott Corporation............         21        47        62
    Prepaid ground rent and other receivables...        --        --          4
                                                  ---------  --------  --------
      Cash provided by operating activities.....     31,758    27,632    25,755
                                                  ---------  --------  --------
INVESTING ACTIVITIES
  Additions to property and equipment...........    (10,326)   (9,732)   (6,123)
  Changes in property improvement funds.........     (2,514)      821    (1,748)
  Withdrawal from capital reserve escrow........        --        --        949
                                                  ---------  --------  --------
      Cash used in investing activities.........    (12,840)   (8,911)   (6,922)
                                                  ---------  --------  --------
FINANCING ACTIVITIES
  Proceeds from mortgage debt...................    152,000       --        --
  Repayments of mortgage debt and capital lease
   obligations..................................   (147,013)   (8,901)   (8,970)
  Capital distributions to partners.............     (7,777)   (5,007)   (2,105)
  Proceeds from (repayments of) notes payable to
   Marriott International, Inc. ................      2,909      (486)     (485)
  Repayments to Host Marriott Corporation.......     (2,294)   (4,126)   (2,727)
  Payment of financing costs....................     (2,004)      (40)   (2,254)
  Capital distributions to minority interest....     (1,980)   (2,104)   (1,485)
  Payment of prepayment penalty.................     (1,919)      --        --
  Payment of loan deposit.......................     (1,800)      --        --
  Collection of investor notes receivable.......         47       --        --
                                                  ---------  --------  --------
      Cash used in financing activities.........     (9,831)  (20,664)  (18,026)
                                                  ---------  --------  --------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS....................................      9,087    (1,943)      807
CASH AND CASH EQUIVALENTS at beginning of year..      1,607     3,550     2,743
                                                  ---------  --------  --------
CASH AND CASH EQUIVALENTS at end of year........  $  10,694  $  1,607  $  3,550
                                                  =========  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMA-
 TION:
  Cash paid for mortgage and other interest.....  $  20,894  $ 21,390  $ 20,893
                                                  =========  ========  ========

                See Notes to Consolidated Financial Statements.

        MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Marriott Hotel Properties Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed on August 22, 1984, to acquire, construct, own and operate the 1,503-room Marriott Orlando World Center Hotel (the "Orlando World Center"). The Orlando World Center is managed as part of the Marriott Hotels, Resorts and Suites full-service hotel system by Marriott International, Inc. (the "Manager" or "Marriott International").

  Between November 1, 1985 and November 27, 1985 (the "Closing Date"), 1,000 limited partnership interests (the "Units"), representing a 99% interest in the Partnership, were sold in a private placement. The limited partners paid $10,000,000 in cash on the Closing Date with the remainder due in five annual installments through May 15, 1990. The limited partners' obligations to make the installment payments were evidenced by promissory notes totaling $45,350,000 payable to the Partnership and secured by the Units. The general partner is Hotel Properties Management, Inc. (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation, with a 1% general partnership interest.

  On the Closing Date, the Partnership purchased from affiliates of Host Marriott (i) a 99% limited partnership interest in the Warner Center Marriott Hotel Limited Partnership (the "Warner Center Partnership"), which owned the 473-room Warner Center Marriott Hotel (the "Warner Center Hotel") in Los Angeles, California and (ii) a 49% general partnership interest in, and a loan receivable of $3,680,000 from, Lauderdale Beach Association (the "Harbor Beach Partnership"), a general partnership that owns Marriott's 624-room Harbor Beach Resort (the "Harbor Beach Hotel") in Ft. Lauderdale, Florida. As a result of certain transactions, the Partnership now owns a 50.5% interest in the Harbor Beach Partnership. The Harbor Beach Hotel is leased to Marriott Hotel Services, Inc. (the "Operating Tenant"), a wholly-owned subsidiary of Marriott International. On November 17, 1993, the lender foreclosed on the Warner Center Hotel. The foreclosure was followed by the dissolution of the Warner Center Partnership.

  On January 14, 1997, MHP Acquisition Corporation (the "Company"), a wholly-owned subsidiary of Host Marriott, completed a tender offer for limited partnership units in the Partnership. The Company purchased 463.75 units for an aggregate consideration of $37.1 million or $80,000 per unit. Additionally, in a Partnership vote held in conjunction with the tender offer, the limited partners approved all of the proposed amendments to the partnership agreement that were conditions to the tender offer. Subsequent to the tender offer, the Company purchased an additional 8 units on March 29, 1997 and one unit on June 21, 1997. Combined with its prior ownership position, Host Marriott now indirectly owns, through affiliates, 48.84% of the Partnership.

 Partnership Allocations and Distributions

  The Partnership generally allocates net profits and losses, cash available for distribution and tax credits as follows: (i) first, 1% to the General Partner and 99% to the limited partners until cumulative distributions of sale and refinancing proceeds ("Capital Receipts") equal to 50% of capital contributions have been distributed; (ii) next, 15% to the General Partner and 85% to the limited partners until cumulative distributions of Capital Receipts equal to all capital contributions have been distributed; and (iii) thereafter, 30% to the General Partner and 70% to the limited partners.

  Capital Receipts not retained by the Partnership will generally be distributed (i) first, 1% to the General Partner and 99% to the limited partners until the General Partner and the limited partners (collectively the "Partners") have received cumulative distributions of Capital Receipts equal to their capital contributions; and (ii) thereafter, 30% to the General Partner and 70% to the limited partners.

  Gains are generally allocated (i) first, to Partners with negative capital accounts, (ii) next, in amounts necessary to bring each Partner's capital account balance equal to their invested capital, defined as the excess of paid-in capital contributions over cumulative distributions of Capital Receipts, and (iii) thereafter, 30% to the General Partner and 70% to the limited partners.

  Upon the sale of substantially all of the assets, gains and sales proceeds will be distributed based on a specific allocation, as stated in the partnership agreement, in order to provide the limited partners (if proceeds are sufficient) a 15% cumulative return, as defined, to the extent not previously received from cash distributions.

  For financial reporting purposes, net losses of the Partnership are allocated 1% to the General Partner and 99% to the limited partners.

  The Harbor Beach Partnership generally allocates profits and losses, cash distributions, gains and losses, and Capital Receipts in the ratio of ownership interests.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Working Capital and Supplies

  Pursuant to the terms of the management agreement discussed in Note 8, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Orlando World Center. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon the termination of the management agreement, the Manager is required to convert working capital and supplies into cash and return it to the Partnership. As a result of these conditions, the individual components of working capital and supplies controlled by the Manager are not reflected in the accompanying consolidated balance sheet. As of December 31, 1997 and 1996, $4,707,000 has been advanced to the Manager for working capital and supplies which is included in "Due from Marriott International, Inc." on the accompanying consolidated balance sheet. The supplies advanced to the Manager are recorded at their estimated net realizable value. As of December 31, 1997 and 1996, accumulated amortization related to the revaluation of these supplies totaled $762,000.

 Revenues and Expenses

  Hotel Revenues represents house profit from the Orlando World Center since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Orlando World Center to the Manager. House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs, which are disclosed separately in the consolidated statement of operations (see Note 3).

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management

Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotel. Accordingly, hotel sales and property-level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $74.6 million, $69.8 million and $67.1 million for the year ended December 31, 1997, 1996 and 1995, respectively, and will have no impact on operating profit or net income.

 Principles of Consolidation

  The consolidated financial statements for the years ended December 31, 1997, 1996 and 1995 include the accounts of the Partnership and the Harbor Beach Partnership (collectively the "Partnerships"). The 49.5% general partnership interest in the Harbor Beach Partnership owned by an unrelated party is reported as minority interest. All significant intercompany balances and transactions have been eliminated.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives of the assets, less a 10% estimated residual value on the original building cost and land improvements related to the Orlando World
Center:

   Land improvements............................................. 40 to 50 years
   Building and improvements..................................... 40 to 50 years
   Leasehold improvements........................................       40 years
   Furniture and equipment.......................................  3 to 10 years

  All property and equipment is pledged as security for the mortgage debt described in Note 6.

  The Partnership and the Harbor Beach Partnership assess the impairment of their real estate properties based on whether estimated future undiscounted cash flow from such properties on an individual hotel basis will be less than their net book value. If a property is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Prior to 1997, deferred financing costs consisted of costs incurred in connection with the October 31, 1995 refinancing of the Orlando Mortgage Debt, described in Note 6. Deferred financing costs associated with this refinancing totaled $2,316,000. On December 31, 1997, the Partnership refinanced the Orlando Mortgage Debt and incurred financing costs of $2,004,000. The deferred financing costs are amortized over the period of the debt using the straight-line method which approximates the effective interest rate method. The net deferred financing costs associated with the 1995 refinancing of $1,142,000 were amortized on December 31, 1997 and are reflected as part of the extraordinary loss on the consolidated statement of operations. Deferred financing costs associated with the restructuring of the Harbor Beach Mortgage Debt (see Note 6) amounted to $350,000. Accumulated amortization of deferred financing costs was $224,000 and $879,000 at December 31, 1997 and 1996, respectively.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes, but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income for financial reporting purposes and the net income reported in the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, differences in the timing of the recognition of base and incentive management fee expense and the expensing of certain costs incurred during construction which have been capitalized in the accompanying financial statements. As a result of these differences, the excess of the tax basis in net Partnership liabilities over the net liabilities reported in the accompanying financial statements amounted to $109,961,000 and $100,739,000 as of December 31, 1997 and 1996, respectively.

 Statement of Financial Accounting Standards

  In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 has not had an effect on the consolidated financial statements.

NOTE 3. HOTEL REVENUES

  Hotel Revenues consist of hotel operating results for the Orlando World Center for the three years ended December 31, 1997 (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   HOTEL SALES
     Rooms............................................. $64,277 $59,289 $56,881
     Food and beverage.................................  51,424  47,852  45,708
     Other.............................................  12,517  13,157  11,762
                                                        ------- ------- -------
                                                        128,218 120,298 114,351
                                                        ------- ------- -------
   HOTEL EXPENSES
     Departmental Direct Costs
       Rooms...........................................  12,801  12,201  11,665
       Food and beverage...............................  32,391  29,968  28,784
     Other hotel operating expenses....................  29,452  27,606  26,651
                                                        ------- ------- -------
                                                         74,644  69,775  67,100
                                                        ------- ------- -------
   HOTEL REVENUES...................................... $53,574 $50,523 $47,251
                                                        ======= ======= =======

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                             1997       1996
                                                           ---------  ---------
   Land and improvements.................................. $  31,074  $  31,074
   Building and improvements..............................   152,560    152,361
   Leasehold improvements.................................    82,871     80,841
   Furniture and equipment................................    77,943     69,846
                                                           ---------  ---------
                                                             344,448    334,122
   Less accumulated depreciation..........................  (122,232)  (111,631)
                                                           ---------  ---------
                                                           $ 222,216  $ 222,491
                                                           =========  =========

NOTE 5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                              AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                              ------------------------ ------------------------
                                           ESTIMATED                ESTIMATED
                               CARRYING       FAIR      CARRYING       FAIR
                                AMOUNT       VALUE       AMOUNT       VALUE
                              ----------- ------------ ----------- ------------
                                               (IN THOUSANDS)
   Mortgage debt............. $   235,946 $   237,725  $   230,959 $   233,468
   Note payable due to Host
    Marriott Corporation.....         --          --         2,294       2,294
   Incentive management fees
    payable to Marriott
    International, Inc. .....         --          --         2,046       2,046
   Notes payable due to
    Marriott International,
    Inc. ....................       4,802       4,748        1,893       1,847

  The estimated fair value of mortgage debt is based on the expected future debt service payments discounted at estimated market rates. Notes payable due to Host Marriott Corporation and Marriott International, Inc. and incentive management fees payable to Marriott International, Inc. are valued based on the expected future payments from operating cash flow discounted at risk-adjusted rates.

NOTE 6. DEBT

  The Partnerships have entered into various long-term loan agreements to provide nonrecourse mortgage financing for the Hotels. Combined mortgage debt maturities, at December 31, 1997 are (in thousands):

   1998................................................................ $  2,965
   1999................................................................    3,346
   2000................................................................   82,049
   2001................................................................    1,748
   2002................................................................    1,884
   Thereafter..........................................................  143,954
                                                                        --------
                                                                        $235,946
                                                                        ========

 Orlando Mortgage

  On January 12, 1993 (the "Closing Date"), the General Partner refinanced the Orlando World Center mortgage debt (the "Orlando Mortgage Debt"). On the Closing Date, the Partnership paid $29.3 million to the lender which was applied as follows: $12.0 million to the outstanding principal balance, $13.5 million to interest due through the Closing Date and $3.8 million to financing costs. The Orlando Mortgage Debt carried a fixed rate of interest of 6.705% and required semi-annual principal amortization totaling $22 million through its maturity on June 16, 1995 (the "Maturity Date").

  On the Maturity Date, the lender granted the Partnership a forbearance on the loan extending it from June 16, 1995 through October 31, 1995. The Partnership paid interest monthly in arrears at a floating rate equal to the applicable Federal Funds rate plus 225 basis points. During the forbearance period, the weighted average interest rate was 7.94%. On October 31, 1995, the Partnership successfully completed a modification and extension of the Orlando Mortgage Debt. The mortgage debt carried a fixed rate of interest of 8.44% and required semi-annual amortization of principal. The loan was due to mature on June 16, 2000 with unamortized principal of $127.0 million due at that time. No debt service guarantee was provided. As of December 31, 1997 and December 31, 1996, the outstanding principal balance was $138,479,000 and $145,479,000, respectively. The outstanding principal balance was repaid on December 31, 1997 with proceeds from the refinancing discussed below.

  On October 31, 1997, the General Partner executed a commitment letter with two new lenders to refinance the Orlando World Center's mortgage debt. The new loan provides a total borrowing capacity of $240 million.

  On December 31, 1997, the Partnership completed the refinancing of the mortgage debt. The new lenders provided $152 million to pay the outstanding balance on the existing mortgage and accrued interest of $139.3 million, related financing costs of $2.0 million, a prepayment penalty of $1.9 million that has been reflected as part of the extraordinary loss on the accompanying consolidated statement of operations and the remaining $8.8 million is part of the Partnership's working capital. The loan requires monthly payments of interest at a fixed rate of 7.48% and principal based on a 30-year amortization schedule. The loan matures on January 1, 2008.

  The remaining balance of $88 million is available for the construction costs associated with a 500-room expansion at the Orlando World Center. In connection with the executed commitment letter, the Partnership advanced $2.4 million to the lender as a good faith deposit. Upon completion of the $152 million portion of the loan, the lender returned $600,000 of this deposit. The remaining $1.8 million will be returned to the Partnership upon completion of construction. The General Partner is currently working with the lender to finalize the documents related to this construction loan.

  The refinanced mortgage debt is secured by the Orlando World Center, the land on which the Orlando World Center and golf course are located and an assignment of certain operating agreements.

 Harbor Beach Mortgage

  The original Harbor Beach loan agreement provided $86.6 million for construction of the Harbor Beach Hotel. On June 30, 1986, this debt was refinanced with a major insurance company. The $92 million replacement loan (the "Harbor Beach Mortgage Debt") bore interest at a fixed rate of 9.375% and required payments of interest only through July 1988 and monthly payments of principal and interest in the amount of $765,000 thereafter until maturity on July 1, 1993. Upon maturity, the lender granted the Harbor Beach Partnership a forbearance of the loan for a fee of $165,000. Under the forbearance agreement, the Harbor Beach Partnership continued to pay the lender through March 29, 1994, payments of principal and interest in accordance with the terms of the Harbor Beach Mortgage Debt.

  On March 29, 1994 (the "Closing Date"), the Harbor Beach Partnership completed the restructuring of the Harbor Beach Mortgage Debt. The restructured mortgage debt carries a fixed rate of interest of 9.125% (the "Contract Interest Rate") and is payable monthly in arrears. Interest only at the Contract Interest Rate was due and payable for the first twelve payments through and including April 1, 1995. For the period from the Closing Date through April 1, 1995, the difference between the interest only payment and $772,600 (the "Payment Amount") was contributed to an escrow account with the lender to fund capital improvements at the Harbor Beach Hotel. The Payment Amount represents the amount necessary to amortize the outstanding principal balance, as of the Closing Date, over a 22-year effective amortization period. The loan matures on May 1, 2000. The restructured mortgage debt is collateralized by all property and assets of the Harbor Beach Hotel. No debt service guarantee was provided. As of December 31, 1997 and 1996, the outstanding principal balance was $83,946,000 and $85,480,000, respectively.

 Orlando Ballroom Loan

  During 1990, Host Marriott agreed to provide interim financing of up to $14 million to fund the construction of a new ballroom and exhibition hall at the Orlando World Center. Construction was completed in February 1990. On December 31, 1990, the interim financing was converted to a permanent loan from Host Marriott with $13.2 million advanced. Interest only, at the Bankers Trust Company prime rate, was payable from the Partnership's cash flow after debt service. On June 16, 1992, in conjunction with the refinancing of the Orlando Mortgage Debt, the Orlando ballroom loan was converted from a term loan to a revolving line of credit with a floating interest rate equal to the Bankers Trust Company prime rate. As of December 31, 1996, the outstanding principal balance was $2,294,000. The remaining outstanding principal balance was paid in full on June 24, 1997.

The weighted average effective interest rate for the period from January 1, 1997 through June 24, 1997 and for the years ended December 31, 1996 and 1995 was 8.4%, 8.3% and 8.8%, respectively (rate as of June 24, 1997 and December 31, 1996 was 8.5% and 8.3%, respectively).

 Orlando Rooms Renovation Loan

  During 1997, the Partnership entered into a loan agreement (the "Orlando Rooms Renovation Loan") with Marriott International Capital Corporation ("MICC"), a wholly-owned subsidiary of Marriott International, in conjunction with a rooms and suites refurbishment at the Orlando World Center. The loan provided financing of $3.5 million. The loan requires payments of principal and interest to be paid from the Orlando World Center property improvement fund. This unsecured loan carries a fixed interest rate of 9% and matures on June 16, 1999. The outstanding principal balance was $3,472,000 on December 31, 1997.

 Harbor Beach Rooms Renovation Loan

  On July 21, 1994, the Harbor Beach Partnership entered into a loan agreement with MICC in conjunction with a rooms and suites refurbishment at the Harbor Beach Hotel. The loan provided financing of up to $2.8 million, plus accrued interest through December 31, 1994, to fund costs in excess of funds available in the Harbor Beach Partnership's property improvement fund. This unsecured loan carries a fixed rate of interest of 8%. Accrued interest totaling $64,000 was rolled into the principal balance at December 31, 1994. Payments of principal and interest based upon a five-year amortization period commenced in January 1995. Under the terms of the loan, the debt service payments are included as a deduction in determining the fees paid to the Operating Tenant, as described in Note 8. As of December 31, 1997 and 1996, the outstanding principal balance was $1,330,000 and $1,893,000, respectively. Interest earned by MICC was $128,000, $171,000 and $211,000 in 1997, 1996 and 1995,
respectively.

NOTE 7. LEASES

  The Harbor Beach Partnership, through an assignment of a lease on January 15, 1982, acquired all rights to a 99-year lease with a 25-year renewal option for the land on which the Harbor Beach Hotel is located. On April 28, 1993, the lessor sold its rights under the lease to an unrelated party. A provision under the sale of the lease provided for the early refund to the Harbor Beach Partnership of the remaining $1,250,000 balance of an initial $2,500,000 security deposit paid to the lessor and a $500,000 payment to facilitate the modification of the lease.

  Lease payments are made quarterly in advance in accordance with a lease year that operates from December 1 through November 30. The annual rental is $1,560,000 for lease years 1995 through 1999. After lease year 1999, annual rentals for each succeeding five-year period increase by an amount equal to 10% of the previous annual rental.

  Minimum annual rentals during the term of the ground lease are (in thousands):

   YEAR
   ----
   1998............................................................... $  1,560
   1999...............................................................    1,573
   2000...............................................................    1,716
   2001...............................................................    1,716
   2002...............................................................    1,716
   Thereafter.........................................................  311,043
                                                                       --------
   Total Minimum Lease Payments....................................... $319,324
                                                                       ========

NOTE 8. MANAGEMENT AND OPERATING LEASE AGREEMENTS

  The Partnership has entered into a long-term management agreement with the Manager, and the Harbor Beach Partnership has entered into a long-term operating lease with the Operating Tenant. The Hotels are operated as part of the Marriott Hotels, Resorts and Suites full-service hotel system. Significant provisions under the agreements are as follows:

  Orlando World Center. The management agreement provides for an initial term of 25 years, commencing with the opening of the Orlando World Center (March 24, 1986), and five 10-year renewals at the Manager's option. The Manager is paid a base management fee of 3% of gross hotel sales and is also entitled to an incentive management fee equal to 20% of operating profit, as defined, and an additional incentive management fee equal to 30% of the following amount:
(i) 80% of operating profit in each fiscal year less (ii) the greater of (a) $25,000,000 or (b) debt service plus $7,000,000. Payment of the incentive management fee is subordinate to debt service and retention of specified amounts of operating profit by the Partnership. Unpaid incentive management fees are deferred without interest and are payable from future operating cash flow, as defined, but are due upon termination of the management agreement only if the termination is the result of a default by the Partnership. Unpaid incentive management fees as of December 31, 1996 were $2,046,000 which were paid in 1997. Therefore, there were no unpaid incentive management fees as of December 31, 1997. In addition, based on higher cash flow from the Orlando Hotel, the Manager earned additional incentive management fees in 1997 which were paid during the year.

  Under the management agreement, the Manager is required to furnish the Orlando World Center with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Marriott full-service hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by Marriott International or its subsidiaries. In addition, the Hotel participates in Marriott International's Marriott Rewards Program ("MRP"). This program was formerly known as the Honored Guest Awards Program ("HGA"). The cost of this program is charged to all hotels in the Marriott hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs allocated to the Orlando World Center was $3,149,000, $3,588,000, and $3,336,000 for the years ended December 31,
1997, 1996 and 1995, respectively.

  Harbor Beach Hotel. The operating lease provides for an initial 36-year term commencing with the opening of the Harbor Beach Hotel (October 29, 1984), with options to renew for six successive 10-year periods based on certain defined conditions. The annual rental paid to the Harbor Beach Partnership includes the following:

  . basic rental: annual rental payable under the land lease and insurance costs

  . percentage rental: determined by multiplying the applicable percentage set annually by the Harbor Beach Partnership by revenues

  . performance rental: first $9,720,000 of operating profit of the Harbor Beach Hotel, as defined

  . additional performance rental: 50% of operating profit of the Harbor Beach Hotel, as defined, in excess of $9,720,000

  . contingent rental: up to 50% of operating profit of the Harbor Beach Hotel, as defined, in excess of $9,720,000 if the aggregate annual rental is otherwise insufficient to cover debt service.

  Pursuant to the terms of the Harbor Beach rooms renovation loan (see Note
6), the annual performance rental is adjusted upward by the annual debt service required under the loan. For the five-year period beginning with 1995 and ending in 1999, annual performance rental is increased by $696,557 to $10,416,557. Subsequent to year-end 1999, performance rental will return to $9,720,000.

  Percentage rental is intended to cover the cost of utilities, repairs and maintenance, and the required contribution to the property improvement fund (5% of sales) and is therefore adjusted annually in order to equal the actual applicable costs. Any payments of contingent rental reduce future payments of additional performance rental (subject to limitations) in subsequent years. No contingent rental has been accrued as of December 31, 1997 and 1996.

  Rental income under the Harbor Beach Partnership operating lease for the three years ended December 31, 1997 was (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   Basic Rental........................................ $ 1,712 $ 1,694 $ 1,616
   Percentage Rental...................................   6,284   6,240   5,921
   Performance Rental..................................  10,417  10,417  10,417
   Additional Performance Rental.......................   3,224   2,960   1,793
                                                        ------- ------- -------
                                                        $21,637 $21,311 $19,747
                                                        ======= ======= =======

  Cost and accumulated depreciation of the rental property were $103,110,000 and $41,299,000 at December 31, 1997, and $100,647,000 and $37,279,000,
respectively, at December 31, 1996.

 Property Improvement Funds

  The management agreement and the operating lease provide for the establishment of a property improvement fund for each of the Hotels. Contributions to the property improvement funds are equal to five percent of gross sales of each hotel. Contributions to the fund for the Orlando World Center totaled $6,411,000 and $6,015,000 for the years ended December 31, 1997 and 1996, respectively. Contributions to the fund for the Harbor Beach Hotel totaled $2,730,000 and $2,729,000 for the years ended December 31, 1997 and 1996, respectively.

NOTE 9. COMPARATIVE LEASED HOTEL OPERATING RESULTS

  The Harbor Beach Hotel is a leased property whose income to the Partnership is included in the consolidated statement of operations as rental income. The following is a comparative summary of hotel operating results for the Harbor Beach Hotel for the three years ended December 31, 1997 (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   HOTEL SALES
     Rooms............................................. $32,322 $30,939 $28,384
     Food and beverage.................................  20,668  20,764  19,366
     Other.............................................   5,089   5,016   4,857
                                                        ------- ------- -------
                                                         58,079  56,719  52,607
                                                        ------- ------- -------
   HOTEL EXPENSES
     Departmental Direct Costs
       Rooms...........................................   5,882   5,566   5,332
       Food and beverage...............................  12,937  12,664  12,140
     Other hotel operating expenses....................  22,395  22,151  21,219
                                                        ------- ------- -------
                                                         41,214  40,381  38,691
                                                        ------- ------- -------
   HOTEL REVENUES...................................... $16,865 $16,338 $13,916
                                                        ======= ======= =======

          MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                         JUNE 19,   DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
                        ASSETS
Property and equipment, net...........................   $220,939     $222,216
Due from Marriott International, Inc. and affiliates..      9,012        7,912
Minority interest.....................................      7,924       10,042
Other assets..........................................     12,022       10,245
Cash and cash equivalents.............................     28,367       10,694
                                                         --------     --------
                                                         $278,264     $261,109
                                                         ========     ========
          LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
  Mortgage debt.......................................   $237,183     $235,946
  Notes payable and amounts due to Marriott Interna-
   tional, Inc. and affiliates........................      3,780        4,987
  Accounts payable and accrued interest...............      1,129          196
  Amounts due to Host Marriott Corporation............         21          132
                                                         --------     --------
    Total Liabilities.................................    242,113      241,261
                                                         --------     --------
PARTNERS' CAPITAL
  General Partner.....................................        470          307
  Limited Partners....................................     35,681       19,541
                                                         --------     --------
    Total Partners' Capital...........................     36,151       19,848
                                                         --------     --------
                                                         $278,264     $261,109
                                                         ========     ========



           See Notes to Condensed Consolidated Financial Statements.

          MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                           FIRST TWO QUARTERS
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
REVENUES
  Hotel................................................... $  32,957  $  30,867
  Rental income...........................................    15,011     15,006
                                                           ---------  ---------
                                                              47,968     45,873
                                                           ---------  ---------
OPERATING COSTS AND EXPENSES
  Incentive management fees...............................     6,328      6,187
  Depreciation and amortization...........................     4,892      4,561
  Base management fees....................................     2,095      2,024
  Ground rent, property taxes and other...................     4,538      4,368
                                                           ---------  ---------
                                                              17,853     17,140
                                                           ---------  ---------
OPERATING PROFIT..........................................    30,115     28,733
  Interest expense........................................    (9,199)    (9,893)
  Other revenue...........................................       505        285
                                                           ---------  ---------
INCOME BEFORE MINORITY INTEREST...........................    21,421     19,125
MINORITY INTEREST IN INCOME...............................    (3,603)    (3,782)
                                                           ---------  ---------
NET INCOME................................................ $  17,818  $  15,343
                                                           =========  =========
ALLOCATION OF NET INCOME
  General Partner......................................... $     178  $     153
  Limited Partners........................................    17,640     15,190
                                                           ---------  ---------
                                                           $  17,818  $  15,343
                                                           =========  =========
NET INCOME PER LIMITED PARTNER UNIT (1,000 Units)......... $  17,640  $  15,190
                                                           =========  =========


           See Notes to Condensed Consolidated Financial Statements.

          MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                          FIRST TWO QUARTERS
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
OPERATING ACTIVITIES
  Net income............................................. $  17,818  $  15,343
  Noncash items..........................................     8,614      8,582
  Changes in operating accounts..........................      (370)     1,708
                                                          ---------  ---------
    Cash provided by operating activities................    26,062     25,633
                                                          ---------  ---------
INVESTING ACTIVITIES
  Additions to property and equipment....................    (3,615)    (1,481)
  Changes in property improvement funds..................    (1,802)    (3,590)
                                                          ---------  ---------
    Cash used in investing activities....................    (5,417)    (5,071)
                                                          ---------  ---------
FINANCING ACTIVITIES
  Construction loan advances.............................     2,492        --
  Principal repayments of mortgage debt..................    (1,255)    (4,122)
  Capital distributions to partners......................    (1,515)    (1,514)
  Capital distributions to minority interest.............    (1,485)    (1,485)
  Repayments to Marriott International, Inc. and affili-
   ates..................................................    (1,175)      (296)
  Payment of financing costs.............................       (34)       --
                                                          ---------  ---------
    Cash used in financing activities....................    (2,972)    (7,417)
                                                          ---------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS....................    17,673     13,145
CASH AND CASH EQUIVALENTS at beginning of period.........    10,694      1,607
                                                          ---------  ---------
CASH AND CASH EQUIVALENTS at end of period............... $  28,367  $  14,752
                                                          =========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest.............. $   8,112  $   9,660
                                                          =========  =========


           See Notes to Condensed Consolidated Financial Statements.

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed consolidated financial statements have been prepared by Marriott Hotel Properties Limited Partnership (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed consolidated financial statements should be read in conjunction with the Partnership's financial statements and notes thereto included in the Partnership's Form 10-K for the year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998, the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  The Partnership owns Marriott's Orlando World Center (the "Orlando Hotel") and a 50.5% interest in a partnership owning Marriott's Harbor Beach Resort (the "Harbor Beach Partnership"), whose financial statements are consolidated herein. The remaining 49.5% general partnership interest in the Harbor Beach Partnership is reported as minority interest. All significant intercompany balances and transactions have been eliminated.

  For financial reporting purposes, net income and net losses of the Partnership are allocated 99% to the limited partners and 1% to the general partner. Significant differences exist between the net income and net losses for financial reporting purposes and the net income and net losses reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, differences in the timing of the recognition of management fee expense and the deduction of certain costs incurred during construction which have been capitalized in the accompanying condensed consolidated financial statements.

  2. Certain reclassifications were made to the prior year financial statements to conform to the 1998 presentation.

  3. Hotel revenues represent house profit from the Orlando Hotel since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Orlando Hotel to Marriott International, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes and certain other costs, which are disclosed separately in the condensed consolidated statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property-level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation.

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

Application of EITF 97-2 will increase both revenues and operating expenses by approximately $36.9 million and $36.6 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

  Hotel revenues consist of hotel operating results for the Orlando Hotel for 1998 and 1997 (in thousands):

                                                                   FIRST TWO
                                                                   QUARTERS
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
   HOTEL SALES
     Rooms..................................................... $35,167 $34,365
     Food and beverage.........................................  28,201  26,476
     Other.....................................................   6,480   6,614
                                                                ------- -------
                                                                 69,848  67,455
                                                                ------- -------
   HOTEL EXPENSES
     Departmental Direct Costs
       Rooms...................................................   6,392   6,477
       Food and beverage.......................................  16,820  16,025
     Other hotel operating expenses............................  13,679  14,086
                                                                ------- -------
                                                                 36,891  36,588
                                                                ------- -------
   HOTEL REVENUES.............................................. $32,957 $30,867
                                                                ======= =======

  4. Rental income under the Harbor Beach Partnership operating lease for the first two quarters was (in thousands):

                                                                   FIRST TWO
                                                                   QUARTERS
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
   Basic rental................................................ $   806 $   771
   Percentage rental...........................................   3,279   3,513
   Performance rental..........................................  10,417  10,417
   Additional performance rental...............................     509     305
                                                                ------- -------
   RENTAL INCOME............................................... $15,011 $15,006
                                                                ======= =======

  5. On April 15, 1998, the Partnership successfully completed the financing for the expansion of the Orlando World Center (the "Construction Loan"). The lender is obligated to provide up to $88 million to fund costs related to the construction of a 500-room tower, new parking garage, expansion of the existing JW's Steakhouse restaurant, redesign of the existing golf course and construction of 15,000 square feet of additional meeting space. During the construction period, the Partnership is required to make monthly payments of principal and interest at the fixed interest rate of 7.48% with such interest payments funded by the Construction Loan. Principal payments will be funded by hotel operations. Upon completion of the expansion, the Partnership will be required to pay principal and interest at the fixed interest rate of 7.48% amortized over the remaining term of the Construction Loan. The Construction Loan matures on January 1, 2008. As of June 19, 1998, the Partnership has received Construction Loan advances of $2.5 million which were used to pay construction costs.

  6. On April 17, 1998, Host Marriott, parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the new Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and the First Two Quarters 1997. The following data should be read in conjunction with audited financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                         FISCAL YEAR
                          --------------------  ----------------------------------------------------------
                            1998       1997        1997        1996        1995        1994        1993
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
                              (UNAUDITED)       (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT)(1)
Revenues................  $  37,946  $  36,584  $   69,014  $   66,292  $   64,002  $   58,703  $   57,003
Operating profit........     18,894     18,609      31,782      30,280      28,579      25,929      24,581
Net income..............     12,756     11,851      17,014      14,811      13,045       8,428       6,869
Distributions:
  General partner.......        112         99         225         185         113         113         117
  Limited partners......     11,074      9,776      22,260      18,339      11,175      11,232      11,609
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
    Total...............     11,186      9,875      22,485      18,524      11,288      11,345      11,726
Per Partnership Unit:(1)
  Net income............     16,952     15,748      22,609      19,682      17,336      11,200       9,128
  Distributions.........     14,864     13,123      29,879      24,616      15,000      15,077      15,583
Cash provided by             14,130     17,484      29,979      28,664      27,008      20,895      22,688
 operating activities...
Cash used in investing
 activities.............     (4,622)    (3,704)     (8,034)     (5,722)    (11,883)     (7,925)     (5,024)
Cash used in financing
 activities.............    (11,971)   (12,048)    (27,954)    (28,171)    (11,288)    (11,345)    (11,695)
(Decrease) increase in
 cash and cash
 equivalents............     (2,463)     1,732      (6,009)     (5,229)      3,837       1,625       5,969
Ratio of earnings to
 fixed charges
 (unaudited)(2).........      2.19x      2.09x       1.72x       1.66x       1.50x       1.40x       1.33x
Total assets at book
 value..................    245,957    255,053     249,418     251,740     254,113     250,461     254,184
Cash and cash
 equivalents............      7,900     18,104      10,363      16,372      21,601      17,764      16,139
Total debt..............    219,644    222,500     221,814     222,500     222,500     222,500     222,500
Total liabilities.......    233,250    236,469     238,281     235,132     233,792     231,897     232,703
Partner's capital:
  Limited partners......     12,435     18,253      10,881      16,297      19,973      18,233      21,121
  General partner.......        272        331         256         311         348         331         360
Book value per
 Partnership Unit
 (unaudited)(1).........     16,691     24,501      14,605      21,875      26,809      24,474      28,350
Exchange value per
 Partnership Unit
 (unaudited)(1).........    237,334        --          --          --          --          --          --

--------
(1) A Partnership Unit represents a $100,000 original investment in MHP2.
(2) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest.

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 First Two Quarters 1998 Compared to First Two Quarters 1997

  REVPAR, or revenue per available room, represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. The following charts summarize REVPAR and the percentage change from the prior year for each Partnership Hotel for the first two quarters 1998 and 1997:

                                                       FIRST TWO QUARTERS
                                                 -------------------------------
                                                      1998            1997
                                                 --------------- ---------------
                                                 REVPAR % CHANGE REVPAR % CHANGE
                                                 ------ -------- ------ --------
San Antonio.....................................  $136      8%    $126      5%
New Orleans.....................................   109    --       109      5%
San Ramon.......................................   105     15%      91     12%
Santa Clara.....................................   138     14%     121     24%
                                                  ----    ---     ----    ---
Combined Average................................  $123      8%    $114      8%
                                                  ====    ===     ====    ===

  Revenues. Partnership revenues for the first two quarters 1998 increased by 4% when compared to 1997 results. The increase in overall revenues is primarily due to a 5% increase in total room sales. For the first two quarters 1998, REVPAR increased 8% as a result of a 11% increase in the combined average room rate over the same period last year to approximately $153 from $137 partially offset by a two percentage point decline in combined average occupancy.

  The MARRIOTT RIVERCENTER IN SAN ANTONIO reported a 10%, or $1.7 million, increase in revenues for the first two quarters 1998 compared to the same period in 1997. This increase is primarily due to a 9% increase in room revenues to $22.8 million. Room revenues increased due to an 8% increase in REVPAR to $136, resulting from a 7% increase in the average room rate to approximately $154 combined with a slight increase in average occupancy. The increase in the average room rate is primarily due to more emphasis being placed on higher-rated transient business versus group business. Hotel management has accomplished the increase in revenues by monitoring the number of special corporate accounts and by replacing this business with higher-rated transient business. The Hotel has begun a major renovation of its ballroom which will position it to compete more effectively for banquet business in the future.

  Revenues at the NEW ORLEANS MARRIOTT HOTEL decreased 6%, or $990,000, for first two quarters 1998 when compared to the same period in 1997. The decrease is primarily due to a 9% decrease in food and beverage revenues and an increase in other Hotel operating costs. For the first two quarters 1998, average room rate increased by 6% as compared to the same period in 1997 due to rate increases in both group and transient room rates. Average occupancy for the first two quarters 1998 declined by five percentage points to 75% primarily due to city wide convention group traffic being down significantly during the first two quarters 1998. Additionally, the rooms renovation project contributed to the shortfall by creating a lack of room availability. The lobby and restaurant renovations have now been completed, and the rooms renovation was completed over the July 4th weekend. In a continuing effort to replace lost roomnights due to the major conventions rotating to other cities in 1998, Hotel management is targeting small groups which will also enable them to increase the average room rate.

  Revenues for the first two quarters 1998 at the SAN RAMON MARRIOTT HOTEL increased 21%, or $637,000 when compared to the same period in 1997. The increase is due to a 19%, or $820,000, increase in room revenues. Room revenues increased due to a significant increase in REVPAR. REVPAR increased 15% when compared to 1997 which was attributable to a 21% increase in the average room rate to approximately $131, while average occupancy fell by four percentage points to the low-80's. The increase in the average room rate is due to Hotel management's continued success in increasing the corporate rate. Room margins continue to maintain a 2% premium over the same period in 1997 due to an increase in room rates and cost efficiencies. In addition, sales promotion efforts instituted an Events Booking Center to capture more of the group business market.

  The SANTA CLARA MARRIOTT HOTEL reported a 22%, or $2.2 million, increase for the first two quarters 1998 revenues when compared to the same period in 1997. The increase is primarily due to a 14% increase in room revenues and a 14% increase in food and beverage revenues. Room revenues increased due to a 19% increase in the average room rate to approximately $172, deriving a 14% increase in REVPAR, while average occupancy decreased four percentage points to the low-80's. The overall increase in the average room rate is supported by an increase in regular corporate rates. Hotel management is striving to improve occupancy by offering special corporate rates and pursuing room contracts with local technology companies. Food and beverage revenues increased primarily due to heavier utilization of the catering facilities by existing groups, the implementation of a new service charge for meeting room rental, and effective menu pricing in the Hotel's restaurant. A major rooms renovation is planned for the Hotel this year with work scheduled to commence in November and conclude in early 1999.

  Operating Costs and Expenses. For the first two quarters 1998, operating costs and expenses increased by $1.1 million to $19.1 million over the same period in 1997. Operating costs and expenses increased primarily due to increases in depreciation expense and property taxes expense.

  Operating Profit. For the first two quarters 1998, operating profit increased $285,000 to $18.9 million primarily due to an increase in revenues which was partially offset by the increase in operating costs and expenses discussed above.

  Interest Expense. Interest expense decreased slightly for the first two quarters 1998 compared to the same period in 1997 due to principal amortization of the Partnership's Mortgage Debt during the first two quarters 1998

  Equity in Income of Santa Clara Partnership. For the first two quarters 1998, equity in income of the Santa Clara Partnership increased by $744,000 to $1.9 million primarily due to improved hotel operations at the Santa Clara Hotel combined with a slight decrease in interest expense on the Santa Clara Mortgage Debt.

  Net Income. For the first two quarters 1998, net income increased by $905,000 to $12.8 million. This increase primarily resulted from an increase in operating profit and in equity in income of the Santa Clara Partnership.

 1997 Compared to 1996

  Revenues. For 1997, Partnership revenues increased to $69.0 million in 1997 from $66.3 million in 1996 due to significant increases in revenues at the San Antonio and San Ramon Hotels. REVPAR increased 7% as a result of an 8% increase in the combined average room rate to $132 while the combined average occupancy remained stable at 81%. Net income for 1997 increased 15% to $17.0 million from $14.8 million in 1996. The Partnership's equity in income of the Santa Clara Partnership increased $1.4 million in 1997 when compared to 1996 due to improved operations at the Santa Clara Hotel.

  Individual hotel operating results are discussed below:

 Marriott Rivercenter in San Antonio

  The Marriott Rivercenter in San Antonio reported an 8%, or $2.4 million, increase in revenues during 1997. This increase in revenues was primarily due to an 8% increase in REVPAR to approximately $120 coupled with a 12%, or $789,000, increase in food and beverage revenues. REVPAR increased due to a 7% increase in the average room rate to approximately $140 combined with a 1.2 percentage point increase in average occupancy to the mid-80's. The increase in the average room rate was due to an increase in the transient average rate. Because demand has remained strong in the group business segment, Hotel management has been able to hold out for premium rates in the transient business segment. Group roomnights increased 6%, or 12,600 roomnights, when compared to the prior year primarily due to the major conventions rotating back into San Antonio this year. Food and beverage revenues increased primarily due to an increase in banquet sales as a result of a shift in customer mix to corporate business. Although faced with the challenge of increased competition with the openings of the Adams Mark Hotel and the Residence Inn Alamo Plaza, Hotel management is optimistic that 1998 will be another strong year for the Hotel.

 Santa Clara Marriott Hotel

  The Partnership's Northern California Hotels both reported significant increases in revenues during 1997. The Santa Clara Marriott Hotel reported a 25%, or $4.4 million, increase in revenues during 1997 when compared to 1996 results. The increase in revenues is primarily due to a 23% increase in REVPAR to $118 as the average room rate increased 24% to approximately $147 with average occupancy remaining stable in the low-80's. The increase in the average room rate is the result of strong transient demand throughout the market which has allowed the Hotel to maximize room rates in both the transient and group business segments. Transient roomnights increased by approximately 9,000 roomnights, a 6% increase when compared to the prior year. Hotel management is optimistic that demand in the Silicon Valley region will remain high throughout 1998. With no new full-service competition expected in the coming year, Hotel management will continue its strategies of maximizing rates and effectively managing their customer mix.

 San Ramon Marriott

  The San Ramon Marriott reported a 12% increase in revenues, or $706,000, for 1997 when compared to 1996. This increase was due to a 14% increase in REVPAR to $92 as the average room rate increased 15% to approximately $111 partially offset by a slight decrease in average occupancy to the low-80's. The increase in the average room rate was achieved primarily as a result of an increase in the corporate rate. In 1997, 225 limited service rooms were added to the market and another 640 are expected to be added by June 1998. However, a number of companies are filling the existing office space in the area and the space currently under construction is already substantially committed. Hotel management is optimistic that 1998 will be another successful year.

 New Orleans Marriott Hotel

  The New Orleans Marriott Hotel reported a slight decrease in revenues in 1997 when compared to 1996 results due to a 2%, or $904,000, decrease in room revenues which was significantly offset by a 20%, or $783,000, increase in food and beverage revenues. REVPAR remained stable at $97 due to a 2% increase in the average room rate to approximately $127 partially offset by a 1.3 percentage point decrease in average occupancy to the mid-70's. The increase in the average room rate is due to growth in the group business segment. While group roomnights were down 8,300 roomnights in 1997 when compared to 1996, the group mix shifted to higher-rated association business. The decrease in average occupancy is due to the lack of city-wide groups over the summer months. This cycle generally repeats itself every three years as it is affected by the tradition of the conventions, which meet in different cities on an alternating basis. Food and beverage revenues increased when compared to the prior year primarily as a result of Super Bowl XXXI taking place in New Orleans in January 1997. This event generated significant catering and audio visual revenues. In addition, food and beverage revenues increased due to the shift in customer mix to association business which more heavily utilized the catering facilities. The Hotel is currently undergoing a complete rooms refurbishment at an approximate cost of $13.0 million which is scheduled to be completed in July 1998.

  Operating Costs and Expenses: In 1997, operating costs and expenses increased $1.2 million to $37.2 million primarily due to an increase in ground rent, insurance and other. In 1997, ground rent, insurance and other increased to $1.8 million in 1997 from $893,000 in 1996 primarily due to a loss on the retirement of assets as a significant number of assets were retired at the New Orleans Hotel in conjunction with the refurbishment of the guest rooms, an increase in general and administrative expenses and an increase in ground rent expense associated with improved hotel operations. As a percentage of revenues, operating costs and expenses represented 54% of revenues for 1997 and 1996.

  Operating Profit: In 1997, operating profit increased $1.5 million to $31.8 million primarily due to the changes in revenues and operating costs and expenses discussed above. As a percentage of total revenues, operating profit represented 46% in 1997 and 1996.

  Equity in Income of Santa Clara Partnership: In 1997, equity in income of the Santa Clara Partnership increased to $2.0 million in 1997 from $665,000 in 1996 primarily due to improved hotel operations at the Santa Clara Hotel, while interest expense increased only slightly from year to year on the Santa Clara Mortgage Debt.

  Net Income: In 1997, net income increased to $17.0 million in 1997 from $14.8 million in 1996 primarily due to improved Hotel revenues and an increase in equity in income of the Santa Clara Partnership.

 1996 Compared to 1995

  Revenues. For 1996, Partnership revenues increased from $64.0 million in 1995 to $66.3 million in 1996 due to a 4% increase in REVPAR. REVPAR increased primarily due to a 5% increase in the combined average room rate to $123 while the combined average occupancy remained stable at 81%. Net income for 1996 increased 14% to $14.8 million from $13.0 million in 1995. Interest expense increased slightly due to refinancing expenses incurred with the extension of the Original Mortgage Debt which are reflected as interest expense in the accompanying statement of operations. The Partnership's equity in income of the Santa Clara Partnership increased $546,000 in 1996 when compared to 1995 due to improved operations at the Santa Clara Hotel.

  Individual hotel operating results are discussed below:

 New Orleans Marriott

  The New Orleans Marriott reported a 4% increase in revenues during 1996. The increase was due to a 3% increase in REVPAR partially offset by a 3% decrease in food and beverage revenues. REVPAR increased due to a 4% increase in average room rate to approximately $125 while average occupancy remained stable in the high-70's. The decline in food and beverage revenues was primarily due to decreases in banquet sales.

 Marriott Rivercenter in San Antonio

  The Marriott Rivercenter in San Antonio reported a slight increase in revenues during 1996 due to a 2% increase in REVPAR. REVPAR increased due to a 2% increase in average room rate to approximately $130 partially offset by a
1.0 percentage point decrease in average occupancy to the mid-80's.

 San Ramon Marriott Hotel

  Revenues at the Northern California Hotels increased significantly in 1996 when compared to 1995 results. The San Ramon Marriott Hotel reported a 15% increase in revenues primarily due to an 11% increase in REVPAR. REVPAR increased primarily due to an 8% increase in average room rate to approximately $95 combined with a 1.8 percentage point increase in average occupancy to the mid-80s.

 Santa Clara Marriott Hotel

  The Santa Clara Marriott Hotel reported a 19% increase in revenues in 1996. This increase in revenues was primarily due to an 18% increase in REVPAR as average room rate increased 14% to approximately $120 combined with a 2.8 percentage point increase in average occupancy to the low-80's.

  Operating Costs and Expenses: In 1996, operating costs and expenses increased $589,000 to $36.0 million. As a percentage of revenues, operating costs and expenses represented 54% of revenues for 1996 and 55% for 1995.

  Operating Profit: In 1996, operating profit increased $1.7 million to $30.3 million primarily due to the changes in revenues and operating costs and expenses discussed above. As a percentage of total revenues, operating profit represented 46% in 1997 and 45% in 1996.

  Interest Expense: In 1996, interest expense increased to $18.3 million from $17.8 million in 1995, primarily due to the inclusion financing costs incurred in obtaining the extension of Original Mortgage Debt in March 1996 which were included as interest expense in 1996.

  Equity in Income of Santa Clara Partnership: In 1996, equity in income of Santa Clara Partnership increased to $665,000 from $119,000 in 1995, primarily due to improved hotel operations at the Santa Clara Hotel while interest expense increased only slightly from year to year on the Santa Clara Mortgage Debt.

  Net Income: In 1996, net income increased to $14.8 million from $13.0 million in 1995, primarily due to improved Hotel revenues and an increase in equity in income of the Santa Clara Partnership.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have historically been funded through loan agreements with independent financial institutions. The General Partner believes that the Partnership will have sufficient capital resources and liquidity to continue to conduct its operations in the ordinary course of business.

 Mortgage Debt

  The Partnership is financed with mortgage debt of $222.5 million which is nonrecourse to the Partnership and is secured by first mortgages on the Hotels, as well as a pledge of its limited partner interest in the Santa Clara Partnership. The mortgage debt bears interest at a fixed rate of 8.22% for an 11-year term expiring October 11, 2007. During the first loan year (October 1996 through September 1997), the mortgage debt required payments of interest only. Subsequently, principal amortization based upon a 20-year amortization schedule began. As a result of the required principal amortization, at the end of the 11-year term, the mortgage debt's principal balance outstanding will have been reduced $64.4 million. Partnership debt service was $19.2 million for 1997 and will be $22.6 million annually thereafter until the end of the 11-year term.

  The General Partner expects cash flow from the Partnership's Hotels and the Santa Clara Hotel will be sufficient to provide for the Partnership's and the Santa Clara Partnership's debt service.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is from operations and distributions from the Santa Clara Partnership. Its principal uses of cash are to pay debt service on the Partnership's Mortgage Debt, to fund the property improvement funds of the Hotels, to establish reserves required by the lender and to make cash distributions to the partners. Additionally, in 1996, the Partnership received cash from the General Partner Reserve and, in 1996 and 1997, utilized cash to pay financing costs incurred in connection with the refinancing of the Partnership's Mortgage Debt and the Santa Clara Mortgage Debt.

  Total cash provided from operations was $30.0 million, $28.7 million and $27.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The General Partner Reserve provided total cash of $25.7 million for the year ended December 31, 1996. Debt service paid on the Partnership's Mortgage Debt was $19.2 million, $17.2 million and $17.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Total cash provided by operating activities was $14.1 million and $17.5 million for the first two quarters 1998 and 1997, respectively. This decrease was due to a change in operating accounts partially offset by an increase in net income.

  Cash used in investing activities increased to $8.0 million in 1997 from $5.7 million in 1996 primarily due to an increase in property and equipment expenditures at the New Orleans Hotel associated with the rooms refurbishment. Investing activities for the three years ended December 31, 1997, included the following activities. Distributions from the Santa Clara Partnership were $2.4 million, $781,000 and $1.4 million for the years ended December 31, 1997, 1996 and 1995, respectively. Contributions to the property improvement funds of the Hotels were $8.2 million, $6.6 million and $6.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Contributions to the Santa Clara Partnership property improvement fund were $2.4 million, $2.0 million and $1.8 million for 1997, 1996 and 1995, respectively. Cash used in investing activities increased to $4.6 million for the first two quarters 1998 from $3.7 million for the first two quarters 1997. Property and equipment expenditures have increased to $2.9 million as compared to $2.8 million over the same period last year, and the net change in the property improvement funds of the Hotels was $2.5 million and $1.9 million for the first two quarters 1998 and 1997, respectively. Contributions to the property improvement funds of the Hotels were $4.2 million and $4.1 million for the first two quarters 1998 and 1997, respectively.

  Cash used in financing activities decreased slightly to $28.0 million in 1997 from $28.2 million in 1996. Financing activities for the three years ended December 31, 1997, included the following activities. The various reserves required by the lender pursuant to the terms of the Partnership's Mortgage Debt and the Santa Clara Mortgage Debt totaled $6.9 million and $12.8 million for the years ended December 31, 1997 and 1996, respectively. The change in the reserve accounts includes the $6.9 million deposited into the reserve accounts for the payment of insurance premiums and real estate taxes as well as $854,000 of interest earned on the lender reserves reduced by $2.7 million of accrued real estates tax liabilities and $239,000 of capital expenditure reimbursements. Cash distributed to the partners was $22.5 million, $18.5 million and $11.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Financing costs related to the refinancing of the Partnership's Mortgage Debt and the Santa Clara Mortgage Debt totaled $34,000 and $6.0 million for the years ended December 31, 1997 and 1996, respectively. There were no financing costs paid in 1995. Cash used in financing activities were $12.0 million for the first two quarters 1998 and 1997. A net increase in restricted lender reserves was partially offset by cash utilized to make principal payments of $2.2 million on the Partnership's Mortgage Debt. Additionally, capital distributions increased to $11.2 million from $9.9 million for the first two quarters 1998 and 1997, respectively.

  The General Partner believes that cash from Hotel operations and the reserves established in conjunction with the refinancing will continue to meet the short and long-term operational capital needs of the Partnership. In August 1998, the Partnership will make a cash distribution of $6,700 per limited partner unit from second quarter 1998 operating cash flow bringing total distributions year to date from 1998 operating cash flow to $11,700 per limited partner unit.

  The Partnership is required to maintain the Hotels and the Santa Clara Hotel in good condition. Under each of the Partnership Hotels and the Santa Clara Hotel management agreements, the Partnership is required to make annual contributions to the property improvement funds which provide funding for replacement of furniture, fixtures and equipment. The General Partner believes the property improvement funds, as adjusted in the case of the New Orleans Hotel, and the capital reserves established in conjunction with the refinancing will be adequate for the future capital repairs and replacement needs of the Hotels and the Santa Clara Hotel. As previously reported, the escrow contribution percentage for the New Orleans Marriott Hotel increased from 5% to 7% in late 1997 and will continue at 7% through 1998 to allow for adequate funding of the total rooms refurbishment of its guest rooms. This project was completed in July 1998, and during the refurbishment, the Hotel replaced the carpeting, bedspreads, upholstery, drapes and other similar items as well as the dressers, chairs, beds and other furniture in the guest rooms.

  The General Partner believes that cash from Hotel operations and the reserves established in conjunction with the refinancing will continue to meet the short and long-term operational needs of the Partnership. Including the final 1997 distribution made in April 1998 of $9,864 per limited partner unit, the Partnership distributed $26,621 per limited partner unit from 1997 operating cash flow. This represents a 26.6% annual return on invested capital. In addition, in May 1998, the Partnership made a cash distribution of $5,000 per limited partner unit from the First Quarter 1998 operating cash flow. Prospectively, the Partnership expects to increase distribution frequency from its historic bi-annual distributions if operating results and forecasts indicate it is warranted. In addition, the General Partner believes the property improvement funds, as adjusted in the case of the New Orleans Hotel, and the capital reserves established in conjunction with the refinancing will be adequate for the future capital repairs and replacement needs of the Hotels.

INFLATION

  The rate of inflation has been relatively low since the inception of the Partnership and accordingly, has not had a significant impact on operating results. However, the Hotels and the Santa Clara's room rates and occupancy are inflation sensitive. The Manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the San Antonio, San Ramon and Santa Clara Hotels exceeded those of direct competitors as well as the general level of inflation. As stated above, the Mortgage Debt bears a fixed interest rate, thereby eliminating exposure to the impact of future increases in interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by MHS, the Manager of its properties to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP:

  We have audited the accompanying balance sheet of Marriott Hotel Properties II Limited Partnership (a Delaware limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marriott Hotel Properties II Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
March 18, 1998

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                             1997       1996
                                                           ---------  ---------
                          ASSETS
Property and equipment, net............................... $ 197,512  $ 198,826
Due from Marriott Hotel Services, Inc.....................     7,063      7,447
Deferred financing and organization costs, net............     5,663      5,932
Other assets..............................................     8,510     10,348
Restricted cash reserves..................................    20,307     12,815
Cash and cash equivalents.................................    10,363     16,372
                                                           ---------  ---------
                                                           $ 249,418  $ 251,740
                                                           =========  =========
            LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
  Mortgage debt........................................... $ 221,814  $ 222,500
  Investment in Santa Clara Partnership...................     8,737      8,360
  Due to Marriott Hotel Services, Inc.....................     3,567      2,882
  Accounts payable and accrued expenses...................     4,163      1,390
                                                           ---------  ---------
    Total Liabilities.....................................   238,281    235,132
                                                           ---------  ---------
PARTNERS' CAPITAL
 General Partner
  Capital contribution, net of offering costs of $22......       731        731
  Capital distributions...................................    (1,036)      (811)
  Cumulative net income...................................       561        391
                                                           ---------  ---------
                                                                 256        311
                                                           ---------  ---------
Limited Partners
  Capital contribution, net of offering costs of $8,426...    64,689     64,689
  Capital distributions...................................  (109,378)   (87,118)
  Cumulative net income...................................    55,570     38,726
                                                           ---------  ---------
                                                              10,881     16,297
                                                           ---------  ---------
    Total Partners' Capital...............................    11,137     16,608
                                                           ---------  ---------
                                                           $ 249,418  $ 251,740
                                                           =========  =========

                       See Notes to financial statements.

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                   1997      1996      1995
                                                 --------  --------  --------
REVENUES (Note 3)............................... $ 69,014  $ 66,292  $ 64,002
                                                 --------  --------  --------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization.................   13,087    13,456    13,364
  Incentive management fees.....................    9,925     9,813     9,412
  Property taxes................................    5,712     5,208     5,526
  Base management fees..........................    4,649     4,471     4,281
  Ground rent, insurance and other..............    3,859     3,064     2,840
                                                 --------  --------  --------
                                                   37,232    36,012    35,423
                                                 --------  --------  --------
OPERATING PROFIT................................   31,782    30,280    28,579
  Interest expense..............................  (18,841)  (18,305)  (17,803)
  Interest income...............................    2,047     2,171     2,150
                                                 --------  --------  --------
INCOME BEFORE EQUITY IN INCOME OF SANTA CLARA
 PARTNERSHIP....................................   14,988    14,146    12,926
EQUITY IN INCOME OF SANTA CLARA PARTNERSHIP.....    2,026       665       119
                                                 --------  --------  --------
NET INCOME...................................... $ 17,014  $ 14,811  $ 13,045
                                                 ========  ========  ========
ALLOCATION OF NET INCOME
  General Partner............................... $    170  $    148  $    130
  Limited Partners..............................   16,844    14,663    12,915
                                                 --------  --------  --------
                                                 $ 17,014  $ 14,811  $ 13,045
                                                 ========  ========  ========
NET INCOME PER LIMITED PARTNER UNIT (745
 Units)......................................... $ 22,609  $ 19,682  $ 17,336
                                                 ========  ========  ========


                       See Notes to financial statements.

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     GENERAL LIMITED
                                                     PARTNER PARTNERS   TOTAL
                                                     ------- --------  --------
Balance, December 31, 1994..........................  $ 331  $ 18,233  $ 18,564
  Capital distributions.............................   (113)  (11,175)  (11,288)
  Net income........................................    130    12,915    13,045
                                                      -----  --------  --------
Balance, December 31, 1995..........................    348    19,973    20,321
  Capital distributions.............................   (185)  (18,339)  (18,524)
  Net income........................................    148    14,663    14,811
                                                      -----  --------  --------
Balance, December 31, 1996..........................    311    16,297    16,608
  Capital distributions.............................   (225)  (22,260)  (22,485)
  Net income........................................    170    16,844    17,014
                                                      -----  --------  --------
Balance, December 31, 1997..........................  $ 256  $ 10,881  $ 11,137
                                                      =====  ========  ========


                       See Notes to financial statements.

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    1997      1996       1995
                                                  --------  ---------  --------
OPERATING ACTIVITIES
  Net income....................................  $ 17,014  $  14,811  $ 13,045
  Noncash items:
    Depreciation and amortization...............    13,087     13,456    13,364
    Deferred incentive management fees..........       161        414       461
    Equity in income of Santa Clara
     Partnership................................    (2,026)      (665)     (119)
    Amortization of deferred financing costs as
     interest...................................       303        206       489
    Loss on retirement of assets................       473         27        10
  Changes in operating accounts:
    Due from Marriott Hotel Services, Inc.......       384       (172)     (426)
    Accounts payable and accrued expenses.......        30        957        61
    Other assets................................        29       (223)      --
    Due to Marriott Hotel Services, Inc.........       524       (147)      123
                                                  --------  ---------  --------
      Cash provided by operating activities.....    29,979     28,664    27,008
                                                  --------  ---------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net......   (12,250)    (8,300)   (5,566)
  Distributions from Santa Clara Partnership....     2,403        781     1,370
  Change in property improvement funds..........     1,813      1,797    (1,341)
  Additions to restricted cash reserve..........       --         --     (6,346)
                                                  --------  ---------  --------
      Cash used in investing activities.........    (8,034)    (5,722)  (11,883)
                                                  --------  ---------  --------
FINANCING ACTIVITIES
  Capital distributions.........................   (22,485)   (18,524)  (11,288)
  Additions to restricted lender reserves, net..    (4,749)   (12,815)      --
  Principal payments on mortgage debt...........      (686)       --        --
  Payment of financing costs....................       (34)    (6,025)      --
  Proceeds from mortgage loan...................       --     222,500       --
  Repayment of mortgage debt....................       --    (213,307)      --
                                                  --------  ---------  --------
      Cash used in financing activities.........   (27,954)   (28,171)  (11,288)
                                                  --------  ---------  --------
(DECREASE) INCREASE IN CASH AND CASH EQUIVA-
 LENTS..........................................    (6,009)    (5,229)    3,837
CASH AND CASH EQUIVALENTS at beginning of year..    16,372     21,601    17,764
                                                  --------  ---------  --------
CASH AND CASH EQUIVALENTS at end of year........  $ 10,363  $  16,372  $ 21,601
                                                  ========  =========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for mortgage interest...............  $ 18,541  $  17,173  $ 17,267
                                                  ========  =========  ========

                       See Notes to financial statements.

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Marriott Hotel Properties II Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed to acquire and operate (i) the 1,290-room New Orleans Marriott Hotel and underlying land in New Orleans, Louisiana (the "New Orleans Hotel"); (ii) the 999-room Marriott Rivercenter Hotel in San Antonio, Texas (the "San Antonio Hotel"); (iii) the 368-room Bishop Ranch Marriott Hotel in San Ramon, California (the "San Ramon Hotel"); (collectively, the "Hotels") and (iv) a 50% limited partner interest in the Santa Clara Marriott Hotel Limited Partnership (the "Santa Clara Partnership"), a Delaware limited partnership, which owns the 754-room Santa Clara Marriott Hotel in Santa Clara, California (the "Santa Clara Hotel"). The remaining 50% interest in the Santa Clara Partnership is owned by Marriott MHP Two Corporation (the "General Partner") with a 1% interest, and HMH Properties, Inc., a wholly-owned indirect subsidiary of Host Marriott Corporation ("Host Marriott") with a 49% limited partner interest.

  The sole general partner of the Partnership, with a 1% interest, is MHP Two Corporation, a wholly-owned subsidiary of Host Marriott. The General Partner made a capital contribution of $752,525 for its 1% general partner interest. On March 20, 1989 (the "Partnership Closing Date"), 745 limited partner interests (the "Units"), representing a 99% interest in the Partnership, were sold in a private placement. The offering price per Unit was $100,000, payable in three annual installments through June 1, 1991 (the "Investor Notes"), or as an alternative, $89,247 in cash on the Partnership Closing Date as full payment of the subscription price. On the Partnership Closing Date, the Partnership executed purchase agreements (the "Purchase Agreements") with Host Marriott to acquire the Hotels and the 50% limited partner interest in the Santa Clara Partnership for $319.5 million. Of the total purchase price, $222.5 million was paid from proceeds of the mortgage loan (the "Original Mortgage Debt"), $43.4 million was evidenced by a promissory note payable to Host Marriott (the "Deferred Purchase Note"), $43.5 million was paid from a cash distribution by the Santa Clara Partnership and the remainder from the initial payment on the sale of the Units. The principal outstanding on the Deferred Purchase Note was fully repaid in 1991 with the proceeds of the Investor Notes.

  The New Orleans and San Antonio Hotels and the limited partner interest in the Santa Clara Partnership were conveyed to the Partnership on the Partnership Closing Date and the San Ramon Hotel was conveyed to the Partnership upon completion of its construction on May 31, 1989. The Hotels and the Santa Clara Hotel are managed by Marriott International, Inc. under long-term management agreements. In conjunction with the refinancing of the Partnership's Mortgage Debt described in Note 7, Marriott International, Inc. assigned all of its interests in the management agreements to Marriott Hotel Services, Inc. (the "Manager"), a wholly-owned subsidiary of Marriott International, Inc. ("Marriott International").

  On June 13, 1996, MHPII Acquisition Corp. (the "Company"), a wholly-owned subsidiary of Host Marriott, completed a tender offer for the limited partnership Units in the Partnership. The Company purchased 377 Units for an aggregate consideration of $56,550,000 or $150,000 per Unit. Subsequent to the tender offer, the Company purchased an additional ten Units in the Partnership. As a result of these transactions, the Company became the majority limited partner in the Partnership, owning 387 Units. In 1997, the Company acquired an additional Unit bringing its total ownership to 388 Units, or approximately 52% of the total Units outstanding. Additionally, in a Partnership vote held in conjunction with the tender offer, the limited partners approved certain amendments to the Partnership Agreement that were conditions to the tender offer. The amendments: (i) revised the provisions limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates (including the Company) to have full voting rights with respect to all Units currently held by the General Partner or acquired by its affiliates except on matters where the General Partner or its affiliates have an actual economic interest other than as a Limited Partner or General Partner (an "Interested Transaction") and

(ii) modified the voting provisions with respect to Interested Transactions to permit action to be taken if approved by limited partners holding a majority of the outstanding Units, with all Units held by the General Partner and its affiliates being voted in the same manner as a majority of the Units actually voted by limited partners other than the General Partner and its affiliates. As a result of the approval of this and the other minor amendments, the Partnership Agreement was amended and restated effective June 14, 1996.

 Partnership Allocations and Distributions

  Pursuant to the terms of the Partnership Agreement, Partnership allocations, for Federal income tax purposes, and distributions are generally made as follows:

    a. Cash available for distribution is distributed for each fiscal year semi-annually as follows: (i) 100% to the limited partners until the limited partners have received with respect to such fiscal year a non-cumulative 10% preferred distribution on their Invested Capital, as defined; (ii) 100% to the General Partner until the General Partner has received an amount equal to 1/99th of the amount distributed to the limited partners; (iii) 1% to the General Partner and 99% to the limited partners until such time as the limited partners have received the 15% Preferred Distribution, as defined, plus $50,000 per Unit, payable only from Capital Receipts, as defined, to the extent available after the payment of the 15% Preferred Distribution; and (iv) thereafter, 20% to the General Partner and 80% to the limited partners.

    b. Refinancing and sales proceeds ("Capital Receipts") available for distribution to the partners will be distributed as follows: (i) 1% to the General Partner and 99% to the limited partners until the limited partners have received cumulative distributions from Capital Receipts equal to the 15% Preferred Distribution plus $100,000 per Unit; and (ii) 20% to the General Partner and 80% to the limited partners.

    c. Net profits generally will be allocated to the partners in proportion to the distributions of cash available for distribution.

    d. Net losses generally will be allocated 75% to the General Partner and 25% to the limited partners.

    e. Gains recognized by the Partnership will be allocated in the following order of priority: (i) to all partners up to the amount necessary to bring the limited partners' capital account balances to an amount equal to the limited partners' 15% Preferred Distribution plus the limited partners' Invested Capital and to bring the General Partner's capital account balance to an amount equal to 1/99th of the capital account balance of the limited partners; and (ii) 20% to the General Partner and 80% to the limited partners.

  For financial reporting purposes, profits and losses are generally allocated among the partners based on their stated interests in cash available for distribution.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenues and Expenses

  Hotel revenues represent house profit of the Partnership's Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotels to the Manager. House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes, ground rent, insurance and other costs, which are disclosed separately in the statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $85.9 million, $82.7 million and $78.7 million for the year ended December 31, 1997, 1996 and 1995, respectively and will have no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

      Land improvements..........................................       40 years
      Building and improvements.................................. 30 to 40 years
      Leasehold improvements.....................................       40 years
      Furniture and equipment....................................  3 to 10 years

  All property and equipment is pledged as security against the Mortgage Debt described in Note 7.

  The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties on an individual hotel basis will be less than their net book value. If a property is impaired, its basis is adjusted to fair market value.

 Deferred Financing and Organization Costs

  Deferred financing and organization costs consist of loan fees and legal and accounting costs incurred in connection with obtaining Partnership financing and the formation of the Partnership. Deferred financing costs totaling $3,280,000 were fully amortized at March 21, 1996. Additional financing costs of $34,000 and $6,025,000 were incurred in 1997 and 1996, respectively, in connection with the refinancing of the Partnership's mortgage loan. Financing costs are amortized using the straight-line method, which approximates the effective interest method, over the 20 year loan term. At December 31, 1997 and 1996, accumulated amortization of deferred financing and organization costs totaled $396,000 and $92,000, respectively.

 Restricted Cash Reserve

  In 1994, a restricted cash reserve consisting of funds generated in excess of an annual 17.5% return on partners' invested capital, as defined, was established in an escrow account maintained by the lender. Through October of 1995, deposits were made in conjunction with the bi-annual distributions to the limited partners. At the time the mortgage debt matured on March 21, 1996, the Partnership applied the balance in the reserve as of December 31, 1995, $9,193,000, to the principal balance of the mortgage loan as a condition to the extension of the loan agreement.

  On September 23, 1996, the General Partner refinanced the Partnership's mortgage debt. On this date, the Partnership was required to establish certain reserves which are held by an agent of the lender including:

  . $7.0 million Owner Funded Capital Expenditure Reserve--The funds will be expended for various renewals, replacements and site improvements that are the Partnership's obligation pursuant to the management agreement. A majority of these projects were completed in 1997 utilizing escrow funds and the General Partner will be seeking reimbursement of these funds during 1998.

  . $1.1 million Capital Expenditure Reserve--The funds will be expended for Americans with Disabilities Act of 1990 modifications and environmental remediation projects identified during the course of the appraisals and environmental studies undertaken in conjunction with the refinancing. A majority of these projects were completed in 1997 utilizing escrow funds and the General Partner will be seeking reimbursement of these funds during 1998.

  . $4.5 million Debt Service Reserve--Based upon current forecasts, it is expected that cash from operations will be sufficient for the required payment terms of the Mortgage Debt. However, due to seasonality of the four hotels' operations, the timing of debt service payments and the lender's desire for additional security, the Partnership was required to establish a debt service reserve for both the Partnership Mortgage Debt and the Santa Clara Partnership mortgage debt totaling two months of debt service.

  . $155,000 Ground Rent Reserve--This reserve is equal to one month of ground rent.

  These reserves were funded by using $12.2 million from the General Partner Reserve and $634,000 from the Partnership and the Santa Clara Partnership property improvement funds.

  The loan agreement also requires that the Partnership deposit into the Capital Expenditure Reserve $1.0 million in December of each calendar year commencing in December 1997 until a total of $5.0 million has been deposited to be used for air conditioning system maintenance at the New Orleans Hotel.

  In addition, the loan agreement requires that should the long-term senior unsecured debt of Marriott International be downgraded by Standard and Poors Rating Services from an A- to a BBB+, additional reserves would need to be established by the Partnership. In March 1997, Marriott International acquired the Renaissance Hotel Group N.V., adding greater geographic diversity and growth potential to its lodging portfolio. The assumption of additional debt associated with this transaction resulted in a single downgrade of Marriott International's long-term senior unsecured debt effective April 1, 1997. Accordingly, at that time, the Partnership transferred $1.3 million from the Manager's existing tax and insurance reserve account and $465,000 from Partnership cash to the lender to establish a separate escrow account for the payment of the next succeeding insurance premiums and real estate taxes for the Hotels and the Santa Clara Hotel. In the future, the Partnership will make deposits to the reserve account each period and the insurance premiums and real estate taxes will continue to be paid by the lender until such time as Marriott International's debt is upgraded to A-. In addition, the Partnership was required to deposit an additional month's debt service for both the Partnership and the Santa Clara Partnership into the Debt Service Reserve account totaling $2.3 million. The money to fund these reserves had been set aside by the General Partner prior to the distribution of the excess of the General Partner reserve made to the partners in April 1997. The tax and insurance reserves and the Debt Service Reserve are included in restricted cash reserves and the resulting tax and insurance liability is included in accounts payable and accrued expenses in the accompanying balance sheet.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Investment in Santa Clara Partnership

  The Partnership's earnings from the Santa Clara Partnership are recorded based on the equity method of accounting. Equity in earnings from the Santa Clara Partnership includes 100% of the interest expense related to the debt incurred by the Santa Clara Partnership, the proceeds of which were distributed to the Partnership. The $28.4 million excess of the purchase price of the Santa Clara Partnership interest over the Partnership's proportionate share of the net book value of the assets acquired is being amortized over the related remaining lives of those assets. Amortization is included in Equity in Income of Santa Clara Partnership in the accompanying statement of operations. At December 31, 1997 and 1996, accumulated amortization of the excess purchase price of the Santa Clara Partnership investment was $11,917,000 and $11,006,000, respectively.

  Pursuant to the terms of the Santa Clara partnership agreement, the Partnership has an obligation to make capital contributions to fund certain debt service shortfalls to the extent debt service is greater than 50% of cash flow available before debt service (the "Debt Service Advances"). No contributions were made in 1997 and 1996. Any outstanding Debt Service Advances, together with accrued interest, would have been repayable prior to certain distributions and would have been due, in any event, ten years after the date of each advance. There have been no Debt Service Advances since inception of the Santa Clara Partnership.

 Interest Rate Swap Agreements

  As of December 31, 1995, the Partnership was a party to an interest rate swap agreement to reduce the Partnership's exposure to floating interest rates. The Partnership accounted for the swap arrangement as a hedge of an obligation to pay floating rates of interest and accordingly, recorded interest expense based upon its payment obligation at a fixed rate. This agreement terminated at the initial maturity of the Partnership's mortgage loan on March 21, 1996.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income for financial reporting purposes and the net income as reported in the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets and differences in the timing of recognition of incentive management fee expense. As a result of these differences, the deficit of the net assets reported in the accompanying financial statements over the tax basis in net Partnership assets is $85.9 million and $87.9 million as of December 31, 1997 and 1996, respectively. Following the Company's acquisition of limited partner interests in the Partnership in 1996, the Partnership underwent a termination and constructive liquidation for tax purposes. All partners were then deemed to recontribute their assets to a newly reconstituted partnership. Upon recontribution the Partnership recorded the fixed assets at their fair market value for tax reporting purposes, as represented by the Company's purchase price for limited partner units resulting in a significant change in the 1996 tax basis when compared to the prior year.

 Statement of Financial Accounting Standards

  In the First Quarter of 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

 Reclassifications

  Certain reclassifications were made to the prior year's financial statements to conform to the 1997 presentation.

NOTE 3. REVENUES

  Partnership revenues consist of the Hotels' operating results for the three years ended December 31 (in thousands):

                                                         1997    1996    1995
                                                       -------- ------- -------
   HOTEL SALES
     Rooms............................................ $101,603 $98,436 $93,292
     Food and beverage................................   44,877  42,427  42,198
     Other............................................    8,483   8,171   7,215
                                                       -------- ------- -------
                                                        154,963 149,034 142,705
                                                       -------- ------- -------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms..........................................   19,676  18,878  18,416
       Food and beverage..............................   31,439  30,496  28,975
       Other hotel operating expenses.................   34,834  33,368  31,312
                                                       -------- ------- -------
                                                         85,949  82,742  78,703
                                                       -------- ------- -------
   REVENUES........................................... $ 69,014 $66,292 $64,002
                                                       ======== ======= =======

NOTE 4. PROPERTY AND IMPROVEMENTS

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land and improvements.................................... $ 17,091  $ 17,091
   Building and improvements................................  107,826   105,382
   Leasehold improvements...................................  118,978   111,197
   Furniture and equipment..................................   51,848    61,206
                                                             --------  --------
                                                              295,743   294,876
   Less accumulated depreciation............................  (98,231)  (96,050)
                                                             --------  --------
                                                             $197,512  $198,826
                                                             ========  ========

NOTE 5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.

                                                 AS OF              AS OF
                                           DECEMBER 31, 1997  DECEMBER 31, 1996
                                           ------------------ ------------------
                                                    ESTIMATED          ESTIMATED
                                           CARRYING   FAIR    CARRYING   FAIR
                                            AMOUNT    VALUE    AMOUNT    VALUE
                                           -------- --------- -------- ---------
                                             (IN THOUSANDS)     (IN THOUSANDS)
Mortgage debt............................  $221,814 $230,700  $222,500 $222,500
Incentive management fees due to Marriott
 Hotel
 Services, Inc...........................     2,739      800     2,578      170

  The 1996 and 1997 estimated fair value of the mortgage debt obligation is based on the expected future debt service payments discounted at risk adjusted rates. Incentive management fees due are valued based on the expected future payments from operating cash flow discounted at risk adjusted rates.

NOTE 6. SANTA CLARA PARTNERSHIP

  Summarized financial information for the Santa Clara Partnership consists of the following as of December 31 (in thousands):

                                                                1997     1996
                                                               -------  -------
   BALANCE SHEET
   Property and equipment..................................... $28,688  $30,144
   Due from Marriott International, Inc.......................   2,059    2,170
   Property improvement fund..................................   2,619    1,230
   Cash and cash equivalents..................................   3,177    1,933
                                                               -------  -------
       Total Assets........................................... $36,543  $35,477
                                                               =======  =======
   Mortgage debt.............................................. $43,366  $43,500
   Due to Marriott International, Inc.........................     970      749
   Accounts payable and accrued expenses......................     482      522
   Partners' Deficit..........................................  (8,275)  (9,294)
                                                               -------  -------
       Total Liabilities and Partners' Deficit................ $36,543  $35,477
                                                               =======  =======

                                               FOR THE YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                  1997       1996       1995
                                               ---------- ---------- ----------
   STATEMENT OF OPERATIONS
   REVENUES................................... $   21,709 $   17,347 $   14,516
                                               ---------- ---------- ----------
   OPERATING COSTS AND EXPENSES
     Depreciation and amortization............      3,013      2,927      2,765
     Interest.................................      3,625      3,318      3,063
     Incentive management fees................      3,401      2,652      2,175
     Base management fees.....................      1,420      1,224      1,079
     Property taxes...........................        470        499        508
     Ground rent, insurance and other.........        281        264        201
                                               ---------- ---------- ----------
                                                   12,210     10,884      9,791
                                               ---------- ---------- ----------
   NET INCOME................................. $    9,499 $    6,463 $    4,725
                                               ========== ========== ==========

NOTE 7. MORTGAGE DEBT

  As of December 31, 1995, the Partnership's debt consisted of a $222.5 million mortgage loan (the "Original Mortgage Debt"). The Original Mortgage Debt was nonrecourse to the Partnership and was secured by a first mortgage on each of the Hotels including the grant of a security interest in the Partnership's furniture, fixtures and equipment, contracts and other intangibles and an assignment of the Partnership's rights under the Management and Purchase Agreements.

  At the option of the Partnership, the Original Mortgage Debt loan agreement provided for interest rate options which were tied to a Eurodollar rate, an adjusted CD rate or the fluctuating corporate base rate. For Eurodollar or CD elections, the Partnership paid the applicable rate plus an increment equal to
0.9 percentage points. In April 1992, the Partnership entered into an interest rate swap agreement for the entire loan amount with the primary lender to effectively fix the interest rate on the Original Mortgage Debt at 7.8% per annum from May 1992 through loan maturity. The Partnership's obligations under the swap agreement were secured by a pledge of collateral by the General Partner. The weighted average interest rate on the Original Mortgage Debt for the year ended December 31, 1995 was 7.8%. The interest rate swap agreement expired on March 21, 1996.

  On March 21, 1996, the Original Mortgage Debt and the Santa Clara mortgage debt matured, at which time the lender granted the Partnership an extension of the two loans for an additional six months until replacement financing could be finalized with another lender. Under the terms of the extension, interest accrued at the London interbank offered rate ("LIBOR") plus 1.875 percentage points for the first three months and accrued at LIBOR plus 2.25 percentage points for the second three months. No principal amortization was required during the extension period. However, under the terms of the extension, the Partnership applied the $9.2 million accumulated in the primary lender reserve account to pay down the principal balance of the Original Mortgage Debt to $213.3 million and deposited $19.1 million into the primary lender reserve account. The primary lender reserve account was established in 1994 to provide funds for a principal paydown on the Original Mortgage Debt at maturity. The $19.1 million deposit represented the balance ($16.8 million) from the unrestricted reserve account included in cash in the accompanying balance sheet as of December 31, 1995, previously established by the General Partner in 1992 (the "General Partner Reserve") and cash flow from the Partnership for the first two accounting periods of 1996 ($2.3 million). During the extension period, the Partnership also was required to deposit into the primary lender reserve account all cash flow from the Hotels plus all of the Partnership's cash flow from the Santa Clara Partnership, net of (i) $500,000 per accounting period, (ii) debt service and (iii) current incentive management fees paid. The $500,000 per accounting period was deposited into a separate expense reserve account which was used by the Partnership to fund administrative expenses and refinancing costs, any owner funded capital expenditures, as well as the Partnership's share of any such costs incurred by the Santa Clara Partnership during the six month extension period.

  On September 23, 1996 (the "Closing Date"), the General Partner refinanced the Partnership's Original Mortgage Debt, as well as the $43.5 million mortgage debt of the Santa Clara Partnership. A total of $266.0 million was borrowed from a new third party lender, $222.5 million of which is recorded on the Partnership's financial statements (the "Mortgage Debt"). The Partnership's Mortgage Debt is nonrecourse to the Partnership and is secured by first mortgages on the Hotels, as well as a pledge of its limited partner interest in the Santa Clara Partnership. The two loans are cross-defaulted. The debt bears interest at a fixed rate of 8.22% for an 11-year term expiring October 11, 2007, requires payments of interest only during the first loan year (October 1996 through September 1997). Subsequently, principal amortization based upon a 20-year amortization schedule beginning with the second loan year. The mortgage debt balance was $221.8 million as of December 31, 1997. The weighted average interest rate on the Mortgage Debt for the years ended December 31, 1997 and 1996 was 8.2% and 7.7%, respectively. On the Closing Date, the Partnership was required to establish certain reserves. In addition, a new reserve was established in 1997 and additional amounts were deposited into the existing reserves. All reserves are discussed in Note 2.

  The required principal payments of the Mortgage Debt at December 31, 1997 are as follows (in thousands):

   1998................................................................ $  4,379
   1999................................................................    4,759
   2000................................................................    5,119
   2001................................................................    5,614
   2002................................................................    6,100
   Thereafter..........................................................  195,843
                                                                        --------
                                                                        $221,814
                                                                        ========

NOTE 8. LAND LEASES

  The San Antonio and San Ramon Hotels are located on sites with ground leases from unrelated third parties. The initial lease terms expire in 2013 and 2014, respectively. To facilitate the refinancing, the Partnership exercised its option to extend the land leases of both properties for an additional twenty-year period. Therefore, the current terms of the San Antonio and San Ramon land leases expire in 2033 and 2034, respectively. The Partnership is obligated to pay annual rent equal to the greater of a minimum rent or a percentage rent and has the option to extend the terms for up to three successive ten-year terms each. Ground rent on the San Antonio Hotel is equal to the greater of $700,000 or 3.5% of annual gross room sales. Ground rent on the San Ramon Hotel is equal to the greater of $350,000 or 3% of annual gross sales for the first five years, after which minimum rent was adjusted upward every five years, beginning in 1989, to an amount equal to 75% of the average rent paid during the three years immediately preceding the applicable five-year period. No such adjustment was necessary at that time. Ground rent expense for the San Antonio and San Ramon Hotels totaled $2,122,000, $1,982,000 and $1,879,000, for the years ended December 31, 1997, 1996 and 1995, respectively.

  Future minimum annual rental commitments for all land leases entered into by the Partnership, as described above, are as follows (in thousands):

   FISCAL YEAR                                                       LAND LEASES
   -----------                                                       -----------
   1998.............................................................   $ 1,050
   1999.............................................................     1,050
   2000.............................................................     1,050
   2001.............................................................     1,050
   2002.............................................................     1,050
   Thereafter.......................................................    32,900
                                                                       -------
     Total Minimum Lease Payments...................................   $38,150
                                                                       =======

NOTE 9. MANAGEMENT AGREEMENTS

  The Partnership entered into long-term hotel management agreements (the "Management Agreements") with the Manager to manage the Hotels as part of the Marriott International, Inc. full service hotel system. The Management Agreement for each Hotel has an initial term expiring on December 31, 2008. To facilitate the refinancing, the Manager exercised its option to renew the Management Agreements for each Hotel for an additional 10-year term. Therefore, the current terms of the Management Agreements for each Hotel expire on December 31, 2018. This, as well as the assignment of the Management Agreements described in Note 1, and other minor changes were documented in an amendment to each of the Management Agreements. The Manager has the option to renew the Management Agreements for up to three additional 10-year terms. The Manager also manages the Santa Clara Hotel on behalf of the Santa Clara Partnership. The Manager is paid a base management fee equal to 3% of gross hotel sales. Base management fees paid in 1997, 1996 and 1995 were $4,649,000, $4,471,000 and $4,281,000, respectively.

  In addition, the Manager is entitled to an incentive management fee equal to 20% of each Hotel's Operating Profit, as defined. The incentive management fee with respect to each Hotel is payable only out of 55% of each Hotel's Operating Profit after the Partnership's payment or retention for such fiscal year of the following: (i) the Ground Rent, if any, with respect to such Hotel; (ii) the Qualifying Debt Service, as defined, with respect to such Hotel; (iii) such Hotel's Pro-Rata Share of Total Mortgage Debt Service Shortfall, as defined, if any, with respect to all Hotels; and (iv) the Partnership's non-cumulative 10% Priority Return on the Adjusted Contributed Capital, as defined, with respect to such Hotel.

  Unpaid incentive management fees are accrued without interest and are paid from cash flow available for incentive management fees following payment of any then current incentive management fees. Incentive management fees earned for the years ended December 31, 1997, 1996 and 1995 were $9,925,000, $9,813,000 and $9,412,000, respectively. Deferred incentive management fees for the years ended December 31, 1997 and 1996 were $2,739,000 and $2,578,000, respectively, and are included in Due to Marriott Hotel Services, Inc. in the accompanying balance sheet.

  Pursuant to the Management Agreements, the Manager is required to furnish the Hotels with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Manager's full-service hotel system. Chain Services include central training, advertising and promotion, a national reservations system, computerized payroll and accounting services and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by the Manager or its subsidiaries.

In addition, the Hotels also participate in the Manager's Marriott Rewards Program ("MRP"). This program succeeded the Manager's Honored Guest Awards Program. The cost of this program is charged to all hotels in the Manager's hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership for the years ended December 31, 1997, 1996 and 1995 were $5,593,000, $5,433,000 and $5,151,000, respectively, and are included in Revenues (as defined in Note 3) in the accompanying statement of operations.

  The Management Agreements provide for the establishment of a property improvement fund for each Hotel to cover the cost of certain non-routine repairs and maintenance to the Hotels which are normally capitalized and the cost of replacements and renewals to the Hotels' property and improvements. Contributions to the property improvement fund are based on a percentage of gross sales. Contributions to the property improvement fund for the San Antonio Hotel are 4% in 1991 through 1998 and 5% thereafter. Contributions to the property improvement fund for the San Ramon Hotel are 4% in 1994 through 1998 and 5% thereafter. Contributions to the property improvement fund for the New Orleans Hotel are 5% each year; however, the contribution percentage was increased to 7% for 1997 and 1998. Commencing with fiscal year 2003, the Manager shall have the right, but not the obligation, to increase the amount it transfers into the fund to any amount greater than 5% but not exceeding 6% of gross sales. Total contributions to the property improvement fund for the years ended December 31, 1997, 1996 and 1995 were $8,193,000, $6,622,000 and
$6,342,000, respectively.

  Pursuant to the terms of the Management Agreements, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Hotels. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon termination of any of the Management Agreements, the working capital and supplies of the related Hotel will be returned to the Partnership. The individual components of working capital and supplies controlled by the Manager are not reflected in the Partnership's balance sheet. As of December 31, 1997 and 1996, $6,633,000 has been advanced to the Manager for working capital and supplies which is included in Due from Marriott Hotel Services, Inc. in the accompanying balance sheet. The supplies advanced to the Manager are recorded at their estimated net realizable value.

  Each of the Management Agreements also provides that the Partnership may terminate any of the Management Agreements and remove the Manager if, during any three consecutive fiscal years after fiscal year 1992, with respect to any Hotel, the sum of the operating profit before real and personal property taxes, fails to equal or exceed 8% of the sum of the original cost of the Hotel plus certain additional hotel investments by the Partnership. The Manager may, however, prevent termination by paying to the Partnership such amounts as are necessary to achieve the above performance standards.

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                         JUNE 19,   DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
                        ASSETS
Property and equipment, net............................   $194,173    $197,512
Due from Marriott Hotel Services, Inc..................     10,208       7,063
Other assets...........................................     11,031       8,510
Deferred financing costs, net..........................      5,523       5,663
Restricted cash reserves...............................     17,122      20,307
Cash and cash equivalents..............................      7,900      10,363
                                                         ---------   ---------
                                                          $245,957    $249,418
                                                         =========   =========
           LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
  Mortgage debt........................................  $ 219,644   $ 221,814
  Investment in Santa Clara Partnership................      7,726       8,737
  Due to Marriott International, Inc...................      4,203       3,567
  Accounts payable and accrued expenses................      1,677       4,163
                                                         ---------   ---------
    Total Liabilities..................................    233,250     238,281
                                                         ---------   ---------
PARTNERS' CAPITAL
  General Partner......................................        272         256
  Limited Partners.....................................     12,435      10,881
                                                         ---------   ---------
    Total Partners' Capital............................     12,707      11,137
                                                         ---------   ---------
                                                          $245,957    $249,418
                                                         =========   =========


                  See Notes to Condensed Financial Statements.

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                 FIRST TWO
                                                                 QUARTERS
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
REVENUES..................................................... $37,946  $36,584
                                                              -------  -------
OPERATING COSTS AND EXPENSES
  Depreciation...............................................   6,285    6,042
  Incentive management fees..................................   5,550    5,410
  Property taxes.............................................   3,178    2,760
  Base management fees.......................................   2,390    2,303
  Ground rent................................................   1,090      993
  Insurance and other........................................     559      467
                                                              -------  -------
                                                               19,052   17,975
                                                              -------  -------
OPERATING PROFIT.............................................  18,894   18,609
  Interest expense...........................................  (8,708)  (8,827)
  Interest income............................................     714      957
                                                              -------  -------
INCOME BEFORE EQUITY IN INCOME OF SANTA CLARA PARTNERSHIP....  10,900   10,739
EQUITY IN INCOME OF SANTA CLARA PARTNERSHIP..................   1,856    1,112
                                                              -------  -------
NET INCOME................................................... $12,756  $11,851
                                                              =======  =======
ALLOCATION OF NET INCOME
  General Partner............................................ $   127  $   119
  Limited Partners...........................................  12,629   11,732
                                                              -------  -------
                                                              $12,756  $11,851
                                                              =======  =======
NET INCOME PER LIMITED PARTNER UNIT
 (745 Units)................................................. $16,952  $15,748
                                                              =======  =======


                  See Notes to Condensed Financial Statements.

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 FIRST TWO
                                                                 QUARTERS
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
OPERATING ACTIVITIES
  Net income................................................ $ 12,756  $ 11,851
  Noncash items.............................................    4,647     5,087
  Change in operating accounts..............................   (3,273)      546
                                                             --------  --------
    Cash provided by operating activities...................   14,130    17,484
                                                             --------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net..................   (2,946)   (2,764)
  Change in property improvement fund.......................   (2,521)   (1,922)
  Distributions from Santa Clara Partnership................      845       982
                                                             --------  --------
    Cash used in investing activities.......................   (4,622)   (3,704)
                                                             --------  --------
FINANCING ACTIVITIES
  Capital distributions to partners.........................  (11,186)   (9,875)
  Repayment of mortgage debt................................   (2,170)      --
  Change in restricted lender reserves, net.................    1,385    (2,139)
  Payment of financing costs................................      --        (34)
                                                             --------  --------
    Cash used in financing activities.......................  (11,971)  (12,048)
                                                             --------  --------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS............   (2,463)    1,732
CASH AND CASH EQUIVALENTS at beginning of period............   10,363    16,372
                                                             --------  --------
CASH AND CASH EQUIVALENTS at end of period.................. $  7,900  $ 18,104
                                                             ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage interest........................... $  9,181  $  9,246
                                                             ========  ========


                  See Notes to Condensed Financial Statements.

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Marriott Hotel Properties II Limited Partnership (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto included in the Partnership's Form 10-K for the fiscal year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying condensed unaudited financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998; the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, net income of the Partnership is allocated 99% to the limited partners and 1% to the General Partner. Significant differences exist between the net income for financial reporting purposes and the net income reported for Federal income tax purposes. These differences are due primarily to the use for income tax purposes of accelerated depreciation methods and shorter depreciable lives of assets and differences in the timing of recognition of incentive management fee expense.

  2. The Partnership owns the New Orleans, San Antonio Rivercenter and San Ramon Marriott Hotels (the "Hotels"). In addition, the Partnership owns a 50% limited partnership interest in the Santa Clara Marriott Hotel Limited Partnership (the "Santa Clara Partnership") which owns the Santa Clara Marriott Hotel (the "Santa Clara Hotel"). The sole general partner of the Partnership and the Santa Clara Partnership, with a 1% interest in each, is Marriott MHP Two Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). The remaining 49% interest in the Santa Clara Partnership is owned by HMH Properties, Inc., a wholly-owned subsidiary of Host Marriott. The Partnership's income from the Santa Clara Partnership is reported as Equity in Income of the Santa Clara Partnership. In arriving at Equity in Income from the Santa Clara Partnership, the Partnership is allocated 100% of the interest expense related to the debt incurred to purchase the Santa Clara Partnership interest. Summarized financial information for the Santa Clara Partnership is presented in Note 5.

  3. Certain reclassifications were made to the prior year condensed financial statements to conform to the current year presentation.

  4. Hotel revenues represent house profit of the Partnership's Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotels to Marriott Hotel Services, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes, ground rent, insurance and certain other costs, which are disclosed separately in the condensed statement of operations

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $41.7 million and $40.2 million for the first two quarters of 1998 and 1997, respectively, and will have no impact on operating profit or net income.

  Partnership revenues generated by the Hotels for 1998 and 1997, consist of (in thousands):

                                                                  FIRST TWO
                                                                  QUARTERS
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
HOTEL SALES
  Rooms...................................................... $ 52,920 $ 50,384
  Food and beverage..........................................   22,223   22,072
  Other......................................................    4,514    4,320
                                                              -------- --------
                                                                79,657   76,776
                                                              -------- --------
HOTEL EXPENSES
Departmental direct costs
  Rooms......................................................    9,499    9,151
  Food and beverage..........................................   15,315   14,952
  Other hotel operating expenses.............................   16,897   16,089
                                                              -------- --------
                                                                41,711   40,192
                                                              -------- --------
HOTEL REVENUES............................................... $ 37,946 $ 36,584
                                                              ======== ========

  5. Summarized financial information for the Santa Clara Partnership for 1998 and 1997, is as follows (in thousands):

                                                                 FIRST TWO
                                                                 QUARTERS
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
                                                                (UNAUDITED)
CONDENSED STATEMENT OF OPERATIONS
REVENUES.................................................... $ 12,490  $ 10,247
                                                             --------  --------
OPERATING COSTS AND EXPENSES
  Incentive management fees.................................    2,008     1,610
  Depreciation and amortization.............................    1,424     1,134
  Base management fees......................................      760       668
  Property taxes............................................      245       244
  Ground rent, insurance and other..........................      257       230
                                                             --------  --------
                                                                4,694     3,886
                                                             --------  --------
OPERATING PROFIT............................................    7,796     6,361
  Interest expense..........................................   (1,675)   (1,699)
  Interest income...........................................      107       102
                                                             --------  --------
NET INCOME.................................................. $  6,228  $  4,764
                                                             ========  ========

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                                                         JUNE 19,   DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
CONDENSED BALANCE SHEET
  Property and equipment, net..........................  $ 27,623     $ 28,688
  Property Improvement Fund............................     3,554        2,619
  Due from Marriott Hotel Services, Inc................     2,649        2,059
  Cash and cash equivalents............................     4,949        3,177
                                                         --------     --------
    Total Assets.......................................  $ 38,775     $ 36,543
                                                         ========     ========
  Mortgage debt........................................  $ 42,942     $ 43,366
  Due to Marriott Hotel Services, Inc..................       475          970
  Accounts payable and accrued expenses................       322          482
  Partners' deficit....................................    (4,964)      (8,275)
                                                         --------     --------
    Total Liabilities and Partners' Deficit............  $ 38,775     $ 36,543
                                                         ========     ========

  6. As previously reported, Host Marriott, parent company of the General Partner of the Partnership, announced on April 17, 1998, that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Marriott Hotel Properties II Limited Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission on June 2, 1998. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

          MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with the audited financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                             FIRST TWO
                             QUARTERS                             FISCAL YEAR
                          ----------------  -----------------------------------------------------------
                           1998     1997       1997        1996         1995        1994        1993
                          -------  -------  ----------  -----------  ----------  ----------  ----------
                            (UNAUDITED)     (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT)(1)
Revenues................  $ 3,358  $ 2,952  $    6,568  $     5,660  $    4,913  $    4,509  $    4,311
Operating profit........    1,412    1,236       2,673        1,772         788         567         444
Net income (loss).......      437      266         582         (565)     (1,655)     (1,920)     (2,031)
Distributions:
 General partner........      --       --          --           --          --          --          --
 Limited partners.......      --       --          --           --          --          --          --
Per Partnership Unit:(1)
 Net income (loss)......    1,281      776       1,701       (1,651)     (4,839)     (5,617)     (5,941)
 Distributions..........      --       --          --           --          --          --          --
Cash provided by (used
 in) operating activi-
 ties...................    1,244    1,076       1,881          798         636         881        (739)
Cash used in investing
 activities.............     (300)    (244)     (1,052)        (517)       (486)       (343)       (315)
Cash used in financing
 activities.............     (118)    (477)       (721)        (342)        --          --          --
Increase (decrease) in
 cash and cash equiva-
 lents..................      826      355         108          (61)        150         538      (1,054)
Ratio of earnings to
 fixed charges (unau-
 dited)(2)..............     1.41x    1.25x       1.26x         --          --          --          --
Deficiency of earnings
 to fixed charges
 (unaudited)(2) ........      --       --          --           565       1,655       1,920       2,031
Total assets at book
 value..................   26,710   26,056      25,962       25,701      25,975      27,002      27,701
Cash and cash equiva-
 lents..................    1,667    1,088         841          733         794         644         106
Total debt..............   24,885   25,220      25,003       25,361      25,500      25,500      25,500
Total liabilities.......   29,094   29,193      28,783       29,104      28,813      28,185      26,964
Partner's capital (defi-
 cit)(3):
 Limited partners.......   (2,378)  (3,124)     (2,811)      (3,387)     (2,821)     (1,200)        682
 General partner........       (6)     (13)        (10)         (16)        (17)         17          55
Book Value per Partner-
 ship Unit (unau-
 dited)(1)..............   (7,081)  (9,287)     (8,361)     (10,063)     (8,421)     (3,582)      2,036
Exchange Value per
 Partnership Unit
 (unaudited)(1).........   33,133      --          --           --          --          --          --

--------
(1) A Partnership Unit represents a $35,000 original investment in Chicago Suites and excludes MB Investment Properties 1% limited partner interest.
(2) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges is largely the result of depreciation of $1,234,000, $1,644,000, $1,541,000 and $1,637,000 for
    fiscal years ended December 31, 1996, 1995, 1994 and 1993, respectively.
(3) On August 26, 1996, MB Investment Properties, Inc. withdrew as a general partner of the Partnership and converted its 1% interest to a Limited Partner interest.

          MUTUAL BENEFIT CHICAGO MARRIOTT SUITES HOTEL PARTNERS, L.P.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Revenues. For the first two quarters 1998, revenues increased 14% or $406,000, over the same period in 1997 from $3.0 million to $3.4 million. Revenues and operating profit were impacted primarily by growth in revenue per available room ("REVPAR") of 10% over the comparable period in 1997 from $119 to $131. REVPAR represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. REVPAR does not include food and beverage or other ancillary revenues generated by the property. The increase in REVPAR was the result of a 12% increase in average room rate from $143 to $160, slightly offset by a 1.4 percentage point decrease in average occupancy to 82%. The increase in average room rate for the first two quarters 1998 was primarily due to the Hotel limiting the sale of discounted rooms, creating a breakfast-included rate which raised the non-corporate premium rate, and increasing its corporate room rate $10 to $199, which represents a $30 increase over the corporate rate charged in the second quarter of 1997. The slight decrease in occupancy was the result of the Hotel's corporate rate increase.

  Operating Costs and Expenses. Operating costs and expenses increased 13% to $1.9 million for the first two quarters 1998 when compared to the same period in 1997. The increase in operating costs and expenses was primarily due to the 21% or $82,000 increase in depreciation expense and the 18% or $70,000 increase in incentive management fees. The increase in depreciation expense was due to the completion of the rooms renovation in 1997. The increase in incentive management fees was the result of the improvement in revenues discussed above. As a percentage of revenues, operating costs and expenses remained stable at 58% for the first two quarters 1998 when compared to the same period in 1997.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $176,000 to $1.4 million for the first two quarters 1998 from $1.2 million for the same period in 1997. Operating profit was 42% of revenues during both time periods.

  Interest expense. Interest expense increased for the first two quarters 1998 when compared to the same period in 1997 due primarily to interest expense from the roof and facade loan with a subsidiary of the Manager. The loan, which matures in June 2000, bears interest at 9% and will be repaid from the Partnership's cash flow from operations after defined priorities. Payments of approximately $19,000 per month began in June 1998, following the final disbursement of loan proceeds.

  Net income. For the first two quarters 1998, net income increased $171,000 to $437,000, compared to $266,000 for the same period in 1997. This increase was primarily due to an increase in hotel revenues, offset by the changes in expenses discussed above.

 1997 Compared to 1996

  Revenues. Revenues increased $908,000 or 16%, to $6.6 million in 1997 from $5.7 million in 1996 as a result of strong growth in REVPAR of 13%. Hotel sales increased $1.4 million, or 10%, to $14.4 million in 1997 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of a 14% increase in average room rates from $129 in 1996 to $147 in 1997, while average occupancy decreased one percentage point to 83%. The decrease in occupancy was primarily the result of the Hotel's suites refurbishment which displaced approximately 1,000 roomnights during the First Quarter 1997.

  Operating Costs and Expenses. Operating costs and expenses remained stable at $3.9 million in 1997 compared to 1996. As a percentage of revenues, operating costs and expenses decreased to 59% of revenues in 1997 from 69% in 1996. Operating costs and expenses remained stable primarily due to the $399,000 decrease in depreciation expense as a result of the majority of the Hotel's furniture and equipment becoming fully depreciated in 1996, offset by the $171,000 increase in combined incentive and base management fees and the $33,000 increase in ground rent due to improved revenues as discussed above.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $901,000 to $2.7 million, or 41% of total revenues, in 1997 from $1.8 million, or 31% of revenues in 1996.

  Interest Expense. Interest expense decreased to $2.2 million in 1997 from $2.4 million in 1996 due to regular and additional principal amortization on the debt totaling $886,000. Additionally, the weighted average interest rate on the mortgage debt in 1997 decreased to 7.69% from 9.31% in 1996 due to the 1996 refinancing. See "Refinancing."

  Net Income. Net income increased $1.1 million to $582,000 in 1997 over 1996 due to the items discussed above.

 1996 Compared to 1995

  Revenues. Revenues increased $747,000, or 15%, to $5.7 million in 1996 from $4.9 million in 1995 as a result of strong growth in REVPAR. REVPAR increased 10% to $108 in 1996. Hotel sales increased $1.4 million, or 12%, to $13 million in 1996 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of a 7% increase in average suite rate from $121 in 1995 to $129 in 1996, combined with a three percentage point increase in average occupancy to 84%.

  Operating Costs and Expenses. Operating costs and expenses decreased $237,000 to $3.9 million in 1996 from $4.1 million in 1995. As a percentage of revenues, operating costs and expenses represented 69% of revenues in 1996 and 84% in 1995. The decrease in operating costs and expenses was primarily due to a $410,000 decrease in depreciation expense due to the majority of the Hotel's furniture and equipment becoming fully depreciated in early 1996.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $984,000 to $1.8 million, or 31% of total revenues, in 1996 from $788,000, or 16% of revenues in 1995.

  Interest Expense. Interest expense was $2.4 million in 1996 and $2.5 million in 1995.

  Net Loss. Net loss decreased $1.1 million to a net loss of $565,000 in 1996 over the net loss of $1.7 million in 1995 due to the items discussed above.

CAPITAL RESOURCES AND LIQUIDITY

 General

  The General Partner believes that cash from operations will provide adequate funds for the operational needs of the Partnership for the foreseeable future.

PRINCIPAL SOURCES AND USES OF CASH

  The Partnership's principal source of cash is from operations. Its principal uses of cash are to fund the property improvement fund of the Hotel and to pay required principal amortization of the mortgage debt. Additionally, the Partnership is required to use its excess annual cash flow to pay additional principal on the mortgage debt.

  Total cash provided by operating activities for the first two quarters 1998 and 1997, was $1.2 million and $1.1 million, respectively. The increase was primarily due to an increase in hotel revenues when compared to 1997. See "Results of Operations" above.

  Cash provided by operating activities was $1.9 million in 1997, $798,000 in 1996 and $636,000 in 1995. The $1.1 million increase in cash provided by operating activities between 1997 and 1996 was due primarily to the $908,000 increase in revenues, offset by $606,000 in incentive management fee paid, and $1 million in reduced interest payments, due to the debt refinancing discussed below. The $162,000 increase in cash provided by operating activities between 1996 and 1995 was due primarily to the $747,000 increase in revenues, offset by $465,000 in increased interest payments. Interest payments increased primarily as a result of the 1996 debt refinancing which resulted in one additional debt service payment in 1996 compared to 1995.

  For the first two quarters 1998 and 1997, cash used in investing activities was $300,000 and $244,000, respectively, and consisted of contributions to and expenditures from the property improvement fund.

  Cash used in investing activities was $1.1 million, $517,000 and $486,000 in 1997, 1996 and 1995, respectively. The Partnership's cash investing activities consist primarily of contributions to the property improvement fund and capital expenditures for improvements to the Hotel. In 1997, the Hotel completed a roof and facade restoration project, with funds provided by the Partnership, for which approximately $528,000 was spent.

  For the first two quarters 1998 and 1997, cash used in financing activities was $118,000 and $477,000, respectively, and consisted primarily of repayments on the mortgage debt. Additionally, during the second quarter of 1998, the Partnership made its final draw of $35,000 on the roof and facade loan.

  Cash used in financing activities was $721,000 in 1997 and $342,000 in 1996. In 1997, the Partnership's cash financing activities consisted of repayment of mortgage debt of $886,000, $528,000 in proceeds from a loan from a subsidiary of Marriott International, and $363,000 in payments of financing costs related to the 1996 refinancing. The Partnership made debt principal payments of $139,000 and paid financing costs of $203,000 in 1996. Financing activity in 1995 consisted entirely of the $164,000 advance from, and subsequent repayment into the property improvement fund, so that the Partnership could make its First Quarter debt service payment in 1995. Prior to the debt refinancing in 1996, no repayments of mortgage principal were required prior to maturity. See "Refinancing."

REFINANCING

  On September 24, 1996, the Partnership successfully refinanced its $25.5 million mortgage debt. Proceeds from the new loan were used to repay the existing mortgage debt and pay refinancing costs. The refinanced debt bears interest at a floating rate of 200 basis points over the three-month LIBOR rate, with an option to fix the interest rate during the first two years of the loan term, and requires quarterly payments of principal and interest based upon a 20-year amortization schedule for a five-year term expiring on the maturity date of June 12, 2001. The weighted average interest rate on the Partnership's debt in 1997, 1996 and 1995 was 7.69%, 9.31% and 9.575%, respectively. The weighted average interest rate during the first two quarters 1998 was 7.69%, compared to 7.64% during the comparable period in 1997.

PROPERTY IMPROVEMENT FUND

  The Partnership is required to maintain the Hotel in good condition. Under the Management Agreement, the Partnership is required to make annual contributions to the property improvement fund which provides funding for capital expenditures and replacement of furniture, fixtures and equipment. Contributions to the fund equaled 4% of gross Hotel sales in 1997, 1996 and 1995. The contribution amount will remain at 4% of gross Hotel sales in 1998 and 1999. In 2000 and thereafter, the Partnership is required to contribute 5% of gross Hotel sales to the fund. In 1997, 1996 and 1995, the Partnership contributed $577,000, $523,000 and $468,000, respectively, to the property improvement fund. For the first two quarters 1998 and 1997, the Partnership contributed $284,000 and $260,000, respectively, to the property improvement fund.

  The General Partner expects that contributions to the property improvement fund will provide a sufficient reserve for the future capital repair and replacement needs of the Hotel's property and equipment.

MANAGEMENT FEES

  For 1997, the Partnership paid a base management fee equal to 3% of gross Hotel sales to the Manager. In addition, the Partnership paid an incentive management fee of $606,000 payable from cash flow remaining after payment of ground rent, debt service and an owner's priority return of $1,020,000. Payment of the incentive management fee is subordinated to the required principal and interest payments on the Amended and Restated Mortgage Debt, ground rent and an 8% annual priority return to the Partners. Of the remaining amount, the Partnership pays 50% of the current year incentive management fee to the extent of cash available. Fifty percent of any remaining cash is then applied to 50% of the current year incentive management fee and unpaid incentive management fees from prior years. Unpaid incentive management fees are reflected as deferred incentive management fees due to Marriott International, Inc. in the Partnership's balance sheet. The Manager waived its right to any unpaid deferred incentive management fees due to Marriott International which were earned during the period from June 12, 1989 to June 14, 1991. During the first two quarters of 1998 and 1997, the Manager received $439,000 and $261,000, respectively, of incentive management fees. The remaining $20,000 and $128,000, respectively, of incentive management fees earned were accrued as deferred incentive management fees payable to Marriott International. During 1997 the Manager received $606,000 of incentive management fee, while the remaining $258,000 of incentive management fee earned was accrued as a deferred incentive management fee payable to Marriott International. In 1996 and 1995, incentive management fees earned and accrued as deferred incentive management fees totaled $734,000 and $591,000, respectively. No incentive management fees were paid prior to 1997. As of December 31, 1997 and 1996 and June 19, 1998, the balance of deferred incentive management fees was $3.6 million, $3.3 million and $3.6 million, respectively.

INFLATION

  For the first two quarters 1998 and the three fiscal years ended December 31, 1997, the rate of inflation has been relatively low and, accordingly, has not had a significant impact on the Partnership's revenues and net income. The Manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotel exceeded the general level of inflation. The amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

SEASONALITY

  Demand, and thus occupancy and room rates, is affected by normally recurring seasonal patterns. Demand tends to be higher during the months of March through November than during the remainder of the year. This seasonality tends to affect the results of operations, increasing hotel revenues during these months. In addition, this seasonality may also increase the liquidity of the Partnership during these months.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Manager of its property to obtain financial information. The General Partner believes that the Manager has begun to implement changes to the property specific software to ensure that software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.:

  We have audited the accompanying balance sheet of Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (a Rhode Island limited partnership) as of December 31, 1997 and 1996 and the related statements of operations, changes in partners' capital (deficit) and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
February 23, 1998

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                              1997      1996
                                                            --------  --------
ASSETS
Property and equipment, net................................ $ 23,784  $ 23,640
Property improvement fund..................................      402       329
Deferred financing costs, net..............................      428       512
Due from Marriott International, Inc.......................      507       487
Cash and cash equivalents..................................      841       733
                                                            --------  --------
                                                            $ 25,962  $ 25,701
                                                            ========  ========
LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt............................................ $ 24,475  $ 25,361
  Deferred incentive management fees due to Marriott Inter-
   national, Inc...........................................    3,587     3,329
  Note payable to Marriott International, Inc..............      528       --
  Accounts payable and accrued expenses....................      193       414
                                                            --------  --------
      Total Liabilities....................................   28,783    29,104
                                                            --------  --------
PARTNERS' DEFICIT
  General Partner
    Capital contribution...................................      120       120
    Capital distributions..................................      (23)      (23)
    Cumulative net losses..................................     (107)     (113)
                                                            --------  --------
                                                                 (10)      (16)
                                                            --------  --------
  Limited Partners
    Capital contribution, net of offering costs of $1,512..   10,249    10,249
    Capital distributions..................................   (2,819)   (2,819)
    Cumulative net losses..................................  (10,241)  (10,817)
                                                            --------  --------
                                                              (2,811)   (3,387)
                                                            --------  --------
      Total Partners' Deficit..............................   (2,821)   (3,403)
                                                            --------  --------
                                                            $ 25,962  $ 25,701
                                                            ========  ========


                       See Notes to financial statements.

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                      1997     1996     1995
                                                     -------  -------  -------
REVENUES
  Hotel revenues (Note 3)........................... $ 6,568  $ 5,660  $ 4,913
                                                     -------  -------  -------
OPERATING COSTS AND EXPENSES
  Real estate taxes and other.......................   1,295    1,139    1,172
  Incentive management fee..........................     864      734      591
  Depreciation......................................     835    1,234    1,644
  Base management fee...............................     433      392      351
  Ground rent.......................................     341      308      300
  Administrative and other..........................     127       81       67
                                                     -------  -------  -------
                                                       3,895    3,888    4,125
                                                     -------  -------  -------
OPERATING PROFIT....................................   2,673    1,772      788
  Interest expense..................................  (2,150)  (2,406)  (2,526)
  Interest income...................................      59       69       83
                                                     -------  -------  -------
NET INCOME (LOSS)................................... $   582  $  (565) $(1,655)
                                                     -------  -------  -------
ALLOCATION OF NET INCOME (LOSS)
  General Partner................................... $     6  $    (6) $   (17)
  MBIP Interest.....................................       6       (6)     (17)
  Limited Partner Unit Holders......................     570     (553)  (1,621)
                                                     -------  -------  -------
                                                     $   582  $  (565) $(1,655)
                                                     -------  -------  -------
NET INCOME (LOSS) PER LIMITED PARTNER UNIT
  (335 Units)....................................... $ 1,701  $(1,651) $(4,839)
                                                     =======  =======  =======


                       See Notes to financial statements.

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                       GENERAL LIMITED
                                                       PARTNER PARTNERS   TOTAL
                                                       ------- --------  -------
Balance, December 31, 1994............................  $ 17   $(1,200)  $(1,183)
  Net loss............................................   (34)   (1,621)   (1,655)
                                                        ----   -------   -------
Balance, December 31, 1995............................   (17)   (2,821)   (2,838)
  Transfer of MBIP 1% GP interest to 1% LP interest...    11       (11)      --
  Net loss............................................   (10)     (555)     (565)
                                                        ----   -------   -------
Balance, December 31, 1996............................   (16)   (3,387)   (3,403)
  Net income..........................................     6       576       582
                                                        ----   -------   -------
Balance, December 31, 1997............................  $(10)  $(2,811)  $(2,821)
                                                        ====   =======   =======



                       See Notes to financial statements.

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     1997     1996      1995
                                                    -------  -------  --------
OPERATING ACTIVITIES
  Net income (loss)................................ $   582  $  (565) $ (1,655)
  Noncash items:
    Depreciation...................................     835    1,234     1,644
    Deferred incentive management fees.............     258      734       591
    Amortization of deferred financing costs as in-
     terest........................................     124       33        46
    Deferred interest on mortgage loan.............      63      --        --
  Changes in operating accounts:
    Accounts payable and accrued expenses..........      39     (607)       30
    Due from Marriott International, Inc...........     (20)     (31)      (20)
                                                    -------  -------  --------
      Cash provided by operating activities........   1,881      798       636
                                                    -------  -------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net.........    (979)  (1,013)     (492)
  Change in property improvement fund..............     (73)     496         6
                                                    -------  -------  --------
      Cash used in investing activities............  (1,052)    (517)     (486)
                                                    -------  -------  --------
FINANCING ACTIVITIES
  Repayment of mortgage debt.......................    (886)    (139)      --
  Proceeds from note payable to Marriott Interna-
   tional, Inc.....................................     528      --        --
  Payment of financing costs.......................    (363)    (203)      --
                                                    -------  -------  --------
      Cash used in financing activities............    (721)    (342)      --
                                                    -------  -------  --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...     108      (61)      150
CASH AND CASH EQUIVALENTS at beginning of year.....     733      794       644
                                                    -------  -------  --------
CASH AND CASH EQUIVALENTS at end of year........... $   841  $   733  $    794
                                                    =======  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for mortgage interest.................. $ 1,947  $ 2,947  $  2,482
                                                    =======  =======  ========


                       See Notes to financial statements.

          MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                         NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (the "Partnership"), a Rhode Island limited partnership, was formed in 1988 to acquire and own the 256 suite Marriott Suites O'Hare Hotel (the "Hotel") located near the O'Hare International Airport in Rosemont, Illinois. The Hotel, which opened on November 28, 1988, is managed by Marriott International, Inc. ("Marriott International") as part of its full service hotel system.

  In 1989, 335 limited partnership interests (the "Units"), representing a 98% interest in the Partnership, were sold pursuant to a private placement offering at $35,000 per Unit. Each general partner contributed $119,500 in cash for their respective 1% general partner interests. Under the purchase and sale agreement, Host Marriott Corporation ("Host Marriott") agreed to reduce the purchase price of the Hotel up to an aggregate total of $3,000,000 to the extent that the Hotel did not provide cash flow, after payment of ground rent and debt service, equivalent to $1,000,000 for each of the three years ended June 19, 1992 (the "Cash Flow Guaranty"). A total of $2,476,000 was paid to the Partnership under the Cash Flow Guaranty. The price adjustments were allocated as a reduction of the carrying value of the Partnership's property and equipment in the accompanying balance sheet.

  On August 23, 1996, MB Investment Properties, Inc. ("MBIP") withdrew as a general partner of the Partnership and converted its 1% interest to a limited partner. At December 31, 1997 the sole general partner is MOHS Corporation ("MOHS"), a Delaware corporation and subsidiary of Host Marriott.

 Partnership Allocations and Distributions

  Partnership allocations and distributions are generally made as follows:

    (a) Cash available for distribution is distributed (i) first, 100% to the limited partners (excluding MBIP) until they have received an annual 8% cumulative preferred return on their invested capital; (ii) to Host Marriott to repay principal and interest on advances made under the Debt Service Guarantee, as defined in Note 5, if any; and (iii) 100% to the general partner and MBIP until they have received an annual 8% cumulative preferred return on their invested capital. The balance, if any, shall be distributed (i) 1% to the general partner, 1% to MBIP and 98% to the remaining limited partners until the general partner and the limited partners (collectively, the "Partners") have received cumulative distributions of net proceeds from capital transactions and/or refinancing equal to $5,982,000; (ii) next, 10% to MOHS, 5% to MBIP and 85% to the remaining limited partners until the Partners have received cumulative distributions of net proceeds from capital transactions and/or refinancing equal to $11,964,000; and (iii) thereafter, 20% to MOHS, 10% to MBIP and 70% to the remaining limited partners.

    (b) Net proceeds from capital transactions and refinancing are generally distributed in the following order of priority: (i) first, 1% to the general partner, 1% to MBIP and 98% to the remaining limited partners until the Partners have received their initial capital contribution to the extent not previously distributed; (ii) then, to the limited partners (excluding
  MBIP) in an amount equal to their 8% cumulative preferred return on their invested capital; (iii) then, to the general partner and MBIP in an amount equal to their 8% cumulative preferred return on their invested capital;
  (iv) then, to Host Marriott to repay any advances made under the Debt Service Guarantee, together with accrued interest thereon; (v) then, to Marriott International to pay any unpaid deferred incentive management fee; and (vi) the balance, if any, 20% to MOHS, 10% to MBIP and 70% to the remaining limited partners.

    (c) For financial reporting purposes, profits and losses are allocated among the Partners based on their ownership interests.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenues and Expenses

  Revenues represent house profit from the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to Marriott International. House profit reflects the net revenues flowing to the Partnership as property owner and represents hotel operating results less property-level expenses, excluding depreciation and amortization, base management fee, real estate taxes, ground rent, insurance and certain other costs, which are disclosed separately in the statement of operations (see Note 3).

  On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotel. Accordingly, hotel sales and property-level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $7.9 million, $7.4 million and $6.8 million for the year ended December 31, 1997, 1996 and 1995, respectively, and will have no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets as follows:

       Leasehold improvements.......................................... 40 years
       Furniture and equipment.........................................  7 years

  All property and equipment is pledged to secure the Amended and Restated Mortgage Debt defined in Note 5.

  The Partnership assesses impairment of the Hotel based on whether estimated undiscounted future cash flows from the Hotel will be less than its net book value. If the Hotel is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Deferred financing costs represent the costs incurred in connection with obtaining debt financing and are amortized over the term thereof. The original mortgage debt (see Note 5) matured on June 12, 1996. Deferred financing costs associated with that debt, totaling $320,000, were fully amortized at December 31, 1996 and were subsequently written off in 1997. Costs associated with the mortgage debt refinancing (see Note 5) totaled $566,000 and will be amortized over the term of the loan. Accumulated amortization of deferred financing costs at December 31, 1997 and 1996 totaled $138,000 and $334,000, respectively.

 Cash and Cash Equivalents


  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements because the Partnership does not pay income taxes but rather allocates profits and losses to the Partners in accordance with the partnership agreement. Significant differences exist between the net income for financial reporting purposes and the net income as reported on the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets. As a result of these differences, the excess of the tax basis in the net Partnership liabilities over the net Partnership liabilities reported in the accompanying financial statements was $896,000 and $969,000, respectively as of December 31, 1997 and 1996.

 Statement of Financial Accounting Standards

  In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

 Reclassifications

  Certain reclassifications were made to prior year financial statements to conform to the 1997 presentation.

NOTE 3. REVENUES

  Hotel revenues consist of Hotel operating results for the three years ended December 31 (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   HOTEL SALES
     Rooms............................................. $11,336 $10,224 $ 9,100
     Food and beverage.................................   2,588   2,337   2,092
     Other.............................................     505     509     497
                                                        ------- ------- -------
                                                         14,429  13,070  11,689
                                                        ------- ------- -------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms...........................................   2,541   2,509   2,311
       Food and beverage...............................   2,088   1,896   1,722
     Other hotel operating expenses....................   3,232   3,005   2,743
                                                        ------- ------- -------
                                                          7,861   7,410   6,776
                                                        ------- ------- -------
   HOTEL REVENUES...................................... $ 6,568 $ 5,660 $ 4,913
                                                        ======= ======= =======

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Leasehold improvements................................... $ 26,453  $ 26,015
   Furniture and equipment..................................    8,768     8,227
                                                             --------  --------
                                                               35,221    34,242
   Less accumulated depreciation............................  (11,437)  (10,602)
                                                             --------  --------
                                                             $ 23,784  $ 23,640
                                                             ========  ========

NOTE 5. DEBT

 Mortgage Debt

  The Partnership entered into a loan agreement on June 12, 1989 with a bank to provide non-recourse mortgage debt of $25.5 million (the "Mortgage Debt") to finance the acquisition of the Hotel. The Mortgage Debt initially bore interest at a floating interest rate. On August 11, 1989 the Partnership exercised its option to fix the interest rate at 9.575% until maturity on June 12, 1996. Interest on the Mortgage Debt was payable on the last day of March, June, September and December of each year. No amortization of principal was required prior to maturity or the sale or refinancing of the Hotel.

  The Mortgage Debt matured on June 12, 1996 (the "Maturity Date"). On September 24, 1996 (the "Closing Date"), the Partnership completed a refinancing of the Mortgage Debt (the "Amended and Restated Mortgage Debt"). The lender granted the Partnership a forbearance of the loan for the period between the Maturity Date and the Closing Date. During the forbearance period from the Maturity Date until August 15, 1996 the Partnership continued to pay interest at the contract rate of 9.575%. Thereafter, until the Closing Date, the Partnership paid interest at a rate of 10.575%. The Amended and Restated Mortgage Debt matures on June 12, 2001 and carries a floating interest rate of 200 basis points over the three-month London Interbank Offered Rate ("LIBOR"), with an option to fix the interest rate during the first two years of the loan term. The weighted average interest rate from the Closing Date through December 31, 1996, was 7.62%. The weighted average interest rate for 1997 was 7.69%. The restructured loan requires minimum quarterly amortization payments based on a 20-year schedule. Additionally, all excess cash flow after payment of ground rent, required principal and interest payments, incentive management fee, partnership administrative expenses and refinancing costs is to be applied toward principal amortization. On June 24, 1997 the Partnership paid $305,000 from excess cash flow generated during 1996 toward additional principal amortization. The Partnership made a $766,000 principal payment in June 1998 from excess cash flow generated during 1997.

  As of the Closing Date, the lender deferred a $128,000 restructuring fee and $302,000 of expenses incurred by the lender in connection with restructuring the Mortgage Debt. On December 24, 1996, the Partnership paid $107,000 of lender's expenses. A total of $323,000 was accrued as deferred financing costs which is included in accounts payable and accrued expenses on the balance sheet for the year ended December 31, 1996. This accrued liability was paid in April 1997.

  Scheduled debt maturities under the Amended and Restated Mortgage Debt are as follows (in thousands):

       1998............................................................. $   627
       1999.............................................................     676
       2000.............................................................     728
       2001.............................................................  22,444
                                                                         -------
                                                                         $24,475
                                                                         =======

  The Amended and Restated Mortgage Debt is secured by the Hotel, an assignment of the Partnership's interest under the Ground Lease (as defined in Note 6), an assignment of the Hotel management agreement, and by the grant of a security interest in the Partnership's cash accounts and the personal property and fixtures of the Hotel.

 Debt Guarantees

  No debt service guarantee was provided on the Amended and Restated Mortgage Debt. However, MOHS reaffirmed its guarantee to the lender, that in the event of a foreclosure, proceeds payable to the lender would be at least $5,000,000.

 Roof and Facade Loan

  Marriott International Capital Corporation ("MICC"), a subsidiary of Marriott International, provided $605,000 in available loan proceeds for the completion of the facade and roof restoration project at the Hotel. As of December 31, 1997, $528,000 has been disbursed under the loan. The loan matures in June 2000, bears interest at 9% and will be repaid from the Partnership's cash flow from operations after defined priorities. Payments of approximately $19,000 in principal and interest per month began in June 1998 following the final loan disbursement.

  Simultaneous with the execution of the loan agreement between the Partnership and MICC, Host Marriott purchased a 50% participation interest in the loan from MICC. Pursuant to the participation agreement, Host Marriott reimbursed MICC for 50% of the loan advances made to-date and will continue to reimburse MICC for 50% of any additional advances. Upon the final loan disbursement, Host Marriott will be reimbursed by MICC for 50% of the loan repayments as they are made by the Partnership to MICC.

NOTE 6. GROUND LEASE

  In 1989, the leasehold interest in the land upon which the Hotel is located was assigned to the Partnership by Host Marriott. The lease was created on June 16, 1986 pursuant to a ground lease (the "Ground Lease") from the landlord to Host Marriott. The initial term of the Ground Lease expires in 2014. The Ground Lease may be renewed at the option of the Partnership for five successive terms of ten years each. Upon expiration or termination of the Ground Lease, title to the Hotel and all improvements revert to the lessor. Rent expense under the Ground Lease is calculated at an amount equal to the greater of a minimum rental of $300,000 per year or a percentage rental equal to 3% of annual gross room sales. Ground rent expense for 1997, 1996 and 1995 was $341,000, $308,000 and $300,000, respectively.

NOTE 7. MANAGEMENT AGREEMENT

  The Partnership entered into a hotel management agreement (the "Management Agreement") with Marriott International (the "Manager") to manage the Hotel as part of Marriott International's full service hotel system. The Management Agreement has an initial term expiring in 2008. The Manager may renew the Management Agreement, at its option, for five successive ten-year terms. The Partnership may terminate the Management Agreement if specified minimum operating results are not achieved. However, the Manager may prevent termination by paying the Partnership the amount by which the minimum operating results were not achieved.

  The Management Agreement provides for annual payments of (i) the base management fee equal to 3% of gross sales from the Hotel, and (ii) the incentive management fee equal to 20% of net house profit, as defined. Payment of the incentive management fee is subordinated to the prior payment of required principal and interest payments, ground rent and an 8% annual priority return to the Partners. Unpaid incentive management fees are reflected as deferred incentive management fees payable to Marriott International in the accompanying balance sheet. The incentive management fee earned in 1997 was $864,000. Of this amount $606,000 was paid to the Manager and $258,000 was accrued as unpaid deferred incentive management fees. Unpaid incentive management fees earned in 1996 and 1995 were $734,000 and $591,000, respectively. The balance of deferred incentive management fees at December 31, 1997 and 1996 was $3.6 million and $3.3 million, respectively.

  Pursuant to the terms of the Management Agreement, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Hotel. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon termination of the Management Agreement, the working capital and supplies will be returned to the Partnership. The individual components of working capital and supplies controlled by the Manager are not reflected in the Partnership's balance sheet. As of December 31, 1997 and 1996, $357,000 has been advanced to the Manager for working capital and supplies and is reflected in Due from Marriott International, Inc. on the accompanying balance sheet.

  Pursuant to the terms of the Management Agreement, the Manager is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in Marriott International's full service hotel system. Chain Services include central training, advertising and promotion, a national reservation system and such additional services, as needed, which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full service hotels managed, owned or leased by Marriott International or its subsidiaries. In addition, the Hotel also participates in Marriott International's Marriott's Rewards Program ("MRP"), which was formerly called Marriott International's Honored Guest Awards Program. The cost of this program is charged to all hotels in Marriott International's hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership was $783,000, $757,000 and $649,000 for 1997, 1996 and 1995, respectively.

  The Management Agreement provides for the establishment of a property improvement fund for the Hotel which provides for the replacement of furniture, fixtures and equipment. Contributions to the property improvement fund are based on a percentage of gross Hotel sales equal to 4% for 1995 through 1999 and 5% thereafter. Contributions to the property improvement fund for 1997, 1996 and 1995 were $577,000, $523,000 and $468,000, respectively.

NOTE 8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The estimated fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                               AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                               ------------------------ ------------------------
                                            ESTIMATED                ESTIMATED
                                CARRYING       FAIR      CARRYING       FAIR
                                 AMOUNT       VALUE       AMOUNT       VALUE
                               ----------- ------------ ----------- ------------
     Mortgage Debt............ $    24,475 $    24,700  $    25,361 $    25,200

  The estimated fair value of the Mortgage Debt is based on the expected future debt service payments discounted at estimated market rates.

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                       JUNE 19,   DECEMBER 31,
                                                         1998         1997
                                                      ----------- ------------
                                                      (UNAUDITED)
                       ASSETS
Property and equipment, net..........................   $23,733     $23,784
Due from Marriott International, Inc.................       652         507
Other assets.........................................       658         830
Cash and cash equivalents............................     1,667         841
                                                        -------     -------
                                                        $26,710     $25,962
                                                        =======     =======
          LIABILITIES AND PARTNERS' DEFICIT
Mortgage debt........................................   $24,322     $24,475
Deferred incentive management fees due to Marriott
 International, Inc..................................     3,607       3,587
Accounts payable and accrued expenses................       602         193
Note payable to Marriott International, Inc..........       563         528
                                                        -------     -------
    Total Liabilities................................    29,094      28,783
                                                        -------     -------
PARTNERS' DEFICIT
  General Partner....................................        (6)        (10)
  MBIP Limited Partner Interest......................        (6)        (10)
  Limited Partner Unit Holders.......................    (2,372)     (2,801)
                                                        -------     -------
    Total Partners' Deficit..........................    (2,384)     (2,821)
                                                        -------     -------
                                                        $26,710     $25,962
                                                        =======     =======


                  See Notes to Condensed Financial Statements.

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                  FIRST TWO
                                                                   QUARTERS
                                                                ---------------
                                                                 1998     1997
                                                                -------  ------
HOTEL REVENUES (Note 2)........................................ $ 3,358  $2,952
                                                                -------  ------
OPERATING COSTS AND EXPENSES
  Real estate taxes and other..................................     594     579
  Depreciation.................................................     467     385
  Incentive management fees....................................     459     389
  Base management fees.........................................     213     195
  Ground rent and administrative...............................     213     168
                                                                -------  ------
                                                                  1,946   1,716
                                                                -------  ------
OPERATING PROFIT...............................................   1,412   1,236
  Interest expense.............................................  (1,006)   (999)
  Interest income..............................................      31      29
                                                                -------  ------
NET INCOME..................................................... $   437  $  266
                                                                =======  ======
ALLOCATION OF NET INCOME
  General Partner.............................................. $     4  $    3
  MBIP Limited Partner Interest................................       4       3
  Limited Partner Unit Holders.................................     429     260
                                                                -------  ------
                                                                $   437  $  266
                                                                =======  ======
NET INCOME PER LIMITED PARTNER UNIT (335 Units)................ $ 1,281  $  776
                                                                =======  ======


                  See Notes to Condensed Financial Statements.

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                   FIRST TWO
                                                                   QUARTERS
                                                                 --------------
                                                                  1998    1997
                                                                 ------  ------
OPERATING ACTIVITIES
  Net income.................................................... $  437  $  266
  Noncash items.................................................    572     597
  Changes in operating accounts.................................    235     213
                                                                 ------  ------
    Cash provided by operating activities.......................  1,244   1,076
                                                                 ------  ------
INVESTING ACTIVITIES
  Additions to property and equipment...........................   (416)   (440)
  Change in property improvement fund...........................    116     196
                                                                 ------  ------
    Cash used in investing activities...........................   (300)   (244)
                                                                 ------  ------
FINANCING ACTIVITIES
  Principal repayments of mortgage debt.........................   (153)   (336)
  Proceeds from note payable to Marriott International, Inc.....     35     --
  Payment of financing costs....................................    --     (141)
                                                                 ------  ------
    Cash used in financing activities...........................   (118)   (477)
                                                                 ------  ------
INCREASE IN CASH AND CASH EQUIVALENTS...........................    826     355
CASH AND CASH EQUIVALENTS at beginning of period................    841     733
                                                                 ------  ------
CASH AND CASH EQUIVALENTS at end of period...................... $1,667  $1,088
                                                                 ======  ======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage interest............................... $  484  $  481
                                                                 ======  ======


                  See Notes to Condensed Financial Statements.

          MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto for the fiscal year ended December 31, 1997 included in the Partnership's Form 10.

  In the opinion of the Partnership, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998, and the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, net profits and net losses of the Partnership are allocated 1% to MOHS Corporation (the "General Partner"), a wholly owned subsidiary of Host Marriott Corporation ("Host Marriott"), 1% to Mutual Benefit Investment Properties ("MBIP"), a limited partner, and 98% to the remaining limited partners. Significant differences exist between the net profits and net losses for financial reporting purposes and the net profits and net losses reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, differences in the timing of the recognition of management fee expense and the deduction of certain costs incurred during construction which have been capitalized in the accompanying condensed financial statements.

  2. Hotel revenues represent house profit from the Hotel since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to Marriott International, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes and certain other costs, which are disclosed separately in the condensed statement of operations.

  On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotel. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $3.7 million and $3.6 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

          MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

  Hotel revenues consist of hotel operating results as follows (in thousands):

                                                                    FIRST TWO
                                                                    QUARTERS
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
   HOTEL SALES
     Rooms....................................................... $5,642 $5,106
     Food and beverage...........................................  1,222  1,171
     Other.......................................................    242    232
                                                                  ------ ------
                                                                   7,106  6,509
                                                                  ------ ------
   HOTEL EXPENSES
     Departmental Direct Costs
       Rooms.....................................................  1,198  1,145
       Food and beverage.........................................  1,001    946
     Other hotel operating expenses..............................  1,549  1,466
                                                                  ------ ------
                                                                   3,748  3,557
                                                                  ------ ------
   HOTEL REVENUES................................................ $3,358 $2,952
                                                                  ====== ======

  3. On April 17, 1998, Host Marriott Corporation ("Host Marriott"), parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                  MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997, the unaudited condensed financial statements for the First Two Quarters 1998 and the First Two Quarters 1997. The following data should be read in conjunction with the audited financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                             FIRST TWO
                             QUARTERS                     FISCAL YEAR
                          ----------------  -------------------------------------------
                           1998     1997     1997     1996     1995     1994     1993
                          -------  -------  -------  -------  -------  -------  -------
                            (UNAUDITED)             (AMOUNTS IN THOUSANDS,
                                                EXCEPT PER PARTNERSHIP UNIT)(1)
Revenues................  $14,521  $12,504  $26,699  $22,374  $19,715  $17,020  $15,148
Operating profit........    9,225    7,868   15,433   12,125   10,039    5,658    3,335
Income (loss) before
 extraordinary item(2)..    5,396    3,784    6,986    3,418      393   (1,982)     158
Net income (loss).......    5,396    3,784    6,986    3,418      393   (1,982)   4,152
Distributions:
 General partner........      --        15       14       19       18       15      --
 Limited partners.......      --     1,368    1,368    1,894    1,855    1,419      --
                          -------  -------  -------  -------  -------  -------  -------
Total...................      --     1,383    1,382    1,913    1,873    1,434      --
Per Partnership Unit(1):
Net income (loss).......   12,903    9,048   16,705    8,174      940   (4,739)   9,928
Distributions...........      --     3,453    3,453    4,575    4,481    3,428      --
Cash provided by
 operating activities...    7,579    6,180   15,597   11,041    6,990    5,957      --
Cash used in investing
 activities.............     (920)  (1,549)  (3,133)  (2,752)  (1,686)  (1,694)    (504)
Cash used in financing
 activities.............   (6,378)  (6,236) (14,089)  (8,537)  (4,898)  (4,027)  (4,110)
Increase (decrease) in
 cash and cash
 equivalents............      281   (1,605)  (1,625)    (248)     406      236   (4,614)
Ratio of earnings to
 fixed charges
 (unaudited)(3).........     2.29x    1.90x    1.78x    1.37x    1.04x     --      1.00x
Deficiency of earnings
 to fixed charges
 (unaudited)(3).........      --       --       --       --       --     1,982      --
Total assets at book
 value..................  124,009  126,620  129,831  129,918  130,360  133,073  137,310
Cash and cash
 equivalents............    1,418    1,157    1,137    2,762    3,010    2,604    2,368
Total debt(4)...........  125,822  138,181  137,643  144,374  147,052  150,350  152,489
Total liabilities.......  135,092  146,301  146,310  152,001  153,948  155,181  156,032
Partner's deficit:
 Limited partners.......  (11,023) (19,534) (16,365) (21,913) (23,403) (21,937) (18,586)
 General partner........      (60)    (147)    (114)    (170)    (185)    (171)    (136)
Book value per
 Partnership Unit(1)
 (unaudited)............  (26,626) (47,184) (39,529) (52,930) (56,529) (52,988) (44,894)
Exchange value per
 Partnership Unit(1)
 (unaudited)............  109,216      --       --       --       --       --       --

--------
(1) A Partnership Unit represents a $100,000 original investment in MDAH.
(2) In 1993, the Partnership recorded an extraordinary gain of $3,994,000 for the forgiveness of accrued incentive management fees in conjunction with the refinancing of certain debt.
(3) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. Interest expense in 1993 includes a reduction of $2,884,000 related to rate swap termination costs. The deficiency of earnings to fixed charges is largely the result of depreciation and amortization of $6,548,000 in 1994.
(4) Total debt amounts includes amounts due to Host Marriott under Debt Service guarantees, Notes Payable and Deferred Purchase Debt of $15,629,000 as of June 19, 1998, June 20, 1997 and December 31, 1997 and
    1996, $15,106,000 as of December 31, 1995 and $15,706,000 as of December
    31, 1994 and 1993.

                  MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Hotel revenues represent house profit of the Hotels since substantially all of the operating decisions related to the generation of house profit of the Hotels rest with MHSI. House profit reflects Hotel operating results and represents gross Hotel sales less property level expenses, excluding depreciation and amortization, base management fees, property taxes, equipment rent and certain other costs which are disclosed separately in the statement of operations.

  REVPAR, or revenue per available room, represents the combination of daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance (although it is not a GAAP, or generally accepted accounting principles, measure of revenue). REVPAR does not include food and beverage or other ancillary revenues generated by the properties.

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Revenues. For the first two quarters 1998, revenues increased $2.0 million or 16% to $14.5 million when compared to the same period in 1997. The increase in revenues is primarily due to an 11% increase in REVPAR during the first two quarters 1998, when compared to the same period in 1997. The increase in REVPAR resulted primarily from a 12% increase in the combined average room rate to approximately $115 in the first two quarters 1998 when compared to the same period in 1997. This was offset by a decrease in the combined average occupancy of one percentage point to 77% for the first two quarters 1998, when compared to the same period in 1997.

  Operating Costs and Expenses. Operating costs and expenses increased by $660,000 or 14% to $5.3 million for the first two quarters 1998 when compared to the same period in 1997. As a percentage of Hotel revenues, Hotel operating costs and expenses remained at 37% for the first two quarters 1998 and 1997.

  Operating Profit. As a result of the changes in revenues and expenses discussed above, operating profit increased $1.4 million to $9.2 million for the first two quarters 1998, as compared to the same period in 1997.

  Interest Expense. For the first two quarters 1998, interest expense decreased slightly by one percent when compared to the same period in 1997 due to principal repayments of mortgage debt.

  Net Income. For the first two quarters 1998, net income increased $1.6 million to $5.4 million as compared to the same period in 1997 due to the items discussed above.

 1997 Compared to 1996

  Revenues. Revenues increased $4.3 million, or 19% in 1997 to $26.7 million in 1997 as a result of strong growth in REVPAR of 13%. Hotel sales increased $5.8 million, or 8%, to $75.3 million in 1997 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of an increase in average room rates of 10% coupled with a 1.8 percentage point increase in average occupancy.

  Operating Costs and Expenses. Operating costs and expenses increased $1.0 million to $11.3 million in 1997 from $10.2 million in 1996. As a percentage of Hotel revenues, Hotel operating costs and expenses represented 42% of revenues for 1997 and 46% in 1996.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $3.3 million to $15.4 million, or 58% of total revenues in 1997 from $12.1 million, or 54% of revenues in 1996.

  Interest Expense. Interest expense decreased $200,000 to $8.9 million in 1997 from $9.1 million in 1996.

  Net Income. Net income increased $3.6 million to $7.0 million in 1997, due to the items discussed above.

 1996 Compared to 1995

  Revenues. Revenues increased $2.7 million, or 13%, to $22.4 million in 1996 from $19.7 million in 1995 as a result of strong growth in REVPAR of 6%. The increase in REVPAR was primarily the result of a 8% increase in average room rates offset by a 1.5 percentage point decrease in average occupancy.

  Operating Costs and Expenses. Operating costs and expenses increased $600,000 to $10.2 million, or 46% of Hotel revenues, in 1996 from $9.7 million, or 49% of Hotel revenues, in 1995.

  Operating Profit. Operating profit increased $2.1 million to $12.1 million, or 54% of Hotel revenues, in 1996 from $10.0 million, or 51% of Hotel revenues, in 1995 due to the changes in Hotel revenues and Hotel operating costs discussed above.

  Interest Expense. Interest expense decreased $1.0 million to $9.1 million in 1996. This decrease can be attributed to a decline in interest rates, as well as a lower outstanding principal balance due to principal amortization on the Mortgage Debt.

  Net Income. Net income increased to $3.4 million in 1996, from $393,000 in 1995 due to the items discussed above.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have been historically funded through loan agreements with independent financial institutions. The General Partner believes that the Partnership will have sufficient capital resources and liquidity to conduct its operations in the ordinary course of business.

  The Partnership is required to maintain the Hotels in good condition. The hotel management agreement provides for the establishment of a property improvement fund for each Hotel. Contributions to the property improvement fund are equal to a percentage of gross Hotel sales. Contributions to the fund for the Fairview Park, Southfield, Livonia and Fullerton Hotels were 3% for the years 1995 through 1999 and 4% for the year 2000 and thereafter. The Dayton Hotel will contribute 4% annually. Annual contributions at the Research Triangle Park Hotel were 3% through 1997 and will be 4% in 1998 and thereafter. The Partnership believes that the contributions provide sufficient reserve for the capital repair and replacement needs of the Hotels in 1998. However, it is anticipated that shortfalls in the property improvement fund will occur after 1998. The General Partner will work with the Manager to resolve the expected shortfall.

  For 1997, the Partnership paid a base management fee equal to 3% of gross sales. No incentive management fees will be accrued by the Partnership or be considered earned by the manager until the entire mortgage principal balance, together with accrued interest, is paid in full. No incentive management fees have been earned by or paid to MHSI since the inception of the Partnership.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is from Hotel operations. Its principal uses of cash are to pay debt service, fund the property improvement fund and, until September 1996, make distributions to partners. Cash provided by operations was $15.6 million, $11.0 million and $7.0 million for the years ended December 31, 1997, 1996 and 1995, respectively and $7.6 million and $6.2 million for the first two quarters of 1998 and 1997, respectively. The increase is primarily due to improved Hotel operations.

  Cash used in investing activities was $3.1 million, $2.8 million and $1.7 million in 1997, 1996 and 1995, respectively. The Partnership's cash investing activities consist primarily of contributions to the property improvement fund and capital expenditures for improvements to existing hotels. Contributions to the property improvement fund amounted to $2,442,000, $2,558,000 and $2,104,000 for the years ended December 31, 1997, 1996 and
1995, respectively. Cash used in investing activities for the first two quarters of 1998 and 1997 was $920,000 and $1,549,000, respectively. Contributions to the property improvement fund were $1.3 million and $1.1 million for the first two quarters of 1998 and 1997, respectively.

  Cash used in financing activities was $14.1 million, $8.5 million and $4.9 million in 1997, 1996 and 1995, respectively. The Partnership's cash financing activities consist primarily of capital distributions to partners and payments of the mortgage debt. The increase in cash used in financing activities in 1997 is primarily due to the increased principal amortization in 1997 as compared to 1996 and 1995 as required under the loan agreement. For the first two quarters of 1998 and 1997, cash used in financing activities was $6.4 million and $6.2 million, respectively. The increase in cash used during the first two quarters of 1998 compared to the comparable period in the prior year is due to increased principal amortization in 1998. Principal payments on the mortgage debt increased due to improved operations at the hotels.

INFLATION

  For the three fiscal years ended December 31, 1997 and the first two quarters 1998, the rate of inflation has been relatively low and, accordingly, has not had a significant impact to the Partnership's revenues and net income. The manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotels exceeded those of direct competitors as well as the general level of inflation. The amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by MHSI, the manager of its properties to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.:

  We have audited the accompanying balance sheet of Marriott Diversified American Hotels, L.P. (a Delaware limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marriott Diversified American Hotels, L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
April 8, 1998

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                              1997      1996
                                                            --------  --------
                          ASSETS
  Property and equipment, net.............................. $108,153  $111,278
  Mortgage escrow..........................................   11,624     5,710
  Due from Marriott Hotel Services, Inc....................    3,714     4,571
  Debt service reserve fund................................    3,000     3,000
  Property improvement fund................................    1,667     1,781
  Deferred financing costs, net............................      536       816
  Cash and cash equivalents................................    1,137     2,762
                                                            --------  --------
    Total Assets........................................... $129,831  $129,918
                                                            ========  ========
             LIABILITIES AND PARTNERS' DEFICIT
 LIABILITIES
  Mortgage debt............................................ $122,014  $128,745
  Debt service guarantee and related interest payable to
  Host Marriott Corporation................................   19,762    18,600
  Note payable and related interest due to the General
   Partner.................................................    2,804     2,615
  Deferred purchase debt and related interest payable to
  Host Marriott Corporation................................      676       675
  Accounts payable and accrued expenses....................    1,054     1,366
                                                            --------  --------
    Total Liabilities......................................  146,310   152,001
                                                            --------  --------
 Partners' Deficit
  General Partner
   Capital contribution, net of offering costs of $15......      403       403
   Capital distributions...................................      (98)      (84)
   Cumulative net losses...................................     (419)     (489)
                                                            --------  --------
                                                                (114)     (170)
                                                            --------  --------
 Limited Partners
   Capital contributions, net of offering costs of $4,785..   35,830    35,830
   Investor notes receivable...............................     (966)     (966)
   Capital distributions...................................   (9,738)   (8,370)
   Cumulative net losses...................................  (41,491)  (48,407)
                                                            --------  --------
                                                             (16,365)  (21,913)
                                                            --------  --------
    Total Partners' Deficit................................  (16,479)  (22,083)
                                                            --------  --------
                                                            $129,831  $129,918
                                                            ========  ========

                       See Notes to Financial Statements.

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                     1997     1996      1995
                                                    -------  -------  --------
REVENUES
  Hotel Revenues (Note 3).......................... $26,699  $22,374  $ 19,715
                                                    -------  -------  --------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization....................   6,398    6,032     5,534
  Base management fee due to Marriott
  Hotel Services, Inc..............................   2,260    2,086     1,944
  Property taxes and other.........................   2,608    2,131     2,198
                                                    -------  -------  --------
                                                     11,266   10,249     9,676
                                                    -------  -------  --------
OPERATING PROFIT...................................  15,433   12,125    10,039
  Interest expense.................................  (8,944)  (9,129)  (10,093)
  Interest income..................................     497      422       447
                                                    -------  -------  --------
NET INCOME......................................... $ 6,986  $ 3,418  $    393
                                                    =======  =======  ========
ALLOCATION OF NET INCOME
  General Partner.................................. $    70  $    34  $      4
  Limited Partners.................................   6,916    3,384       389
                                                    -------  -------  --------
                                                    $ 6,986  $ 3,418  $    393
                                                    =======  =======  ========
NET INCOME PER LIMITED PARTNER UNIT (414 UNITS).... $16,705  $ 8,174  $    940
                                                    =======  =======  ========


                       See Notes to Financial Statements.

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                   STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     GENERAL LIMITED
                                                     PARTNER PARTNERS   TOTAL
                                                     ------- --------  --------
Balance, December 31, 1994..........................  $(171) $(21,937) $(22,108)
  Capital distributions.............................    (18)   (1,855)   (1,873)
  Net income........................................      4       389       393
                                                      -----  --------  --------
Balance, December 31, 1995..........................   (185)  (23,403)  (23,588)
  Capital distributions.............................    (19)   (1,894)   (1,913)
  Net income........................................     34     3,384     3,418
                                                      -----  --------  --------
Balance, December 31, 1996..........................   (170)  (21,913)  (22,083)
  Capital distributions.............................    (14)   (1,368)   (1,382)
  Net income........................................     70     6,916     6,986
                                                      -----  --------  --------
Balance, December 31, 1997..........................  $(114) $(16,365) $(16,479)
                                                      =====  ========  ========


                       See Notes to Financial Statements.

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                      1997     1996     1995
                                                    --------  -------  -------
OPERATING ACTIVITIES
 Net income........................................ $  6,986  $ 3,418  $   393
 Noncash items:
  Depreciation and amortization....................    6,398    6,032    5,534
  Deferred interest................................    1,414    1,375    1,414
  Amortization of deferred financing costs as in-
   terest expense..................................      280      279      278
  Loss on retirement of property and equipment.....       15       12       73
 Changes in operating accounts:
  Due to/from Marriott Hotel Services, Inc.........      816     (730)    (153)
  Accounts payable and accrued expenses............     (312)      55      104
  Due to/from Host Marriott Corporation............      --       600     (653)
                                                    --------  -------  -------
    Cash provided by operations....................   15,597   11,041    6,990
                                                    --------  -------  -------
INVESTING ACTIVITIES
  Additions to property and equipment..............   (3,288)  (3,588)  (2,895)
  Change in property improvement fund, net.........      114      786      609
  Return of working capital from Marriott Hotel
   Services, Inc...................................       41       50      600
                                                    --------  -------  -------
    Cash used in investing activities..............   (3,133)  (2,752)  (1,686)
                                                    --------  -------  -------
FINANCING ACTIVITIES
  Payment of mortgage debt.........................   (6,731)  (3,201)  (2,698)
  Mortgage escrow..................................   (5,914)  (3,341)    (326)
  Capital distributions to partners................   (1,382)  (1,913)  (1,873)
  Repayment of deferred purchase debt due to Host
   Marriott Corporation............................      (62)     (82)     --
  Deferred financing costs.........................      --       --        (1)
                                                    --------  -------  -------
    Cash used in financing activities..............  (14,089)  (8,537)  (4,898)
                                                    --------  -------  -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...   (1,625)    (248)     406
CASH AND CASH EQUIVALENTS at beginning of year.....    2,762    3,010    2,604
                                                    --------  -------  -------
CASH AND CASH EQUIVALENTS at end of year........... $  1,137  $ 2,762  $ 3,010
                                                    ========  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid for interest:
  Mortgage debt.................................... $  7,373  $ 7,491  $ 8,362
  Deferred purchase debt due to Host Marriott Cor-
   poration........................................       62       10       81
                                                    --------  -------  -------
                                                    $  7,435  $ 7,501  $ 8,443
                                                    ========  =======  =======

                       See Notes to Financial Statements.

                  MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Marriott Diversified American Hotels, L.P. (the "Partnership"), a Delaware limited partnership, was formed on October 4, 1989 to acquire, own and operate the following hotels (the "Hotels") which are managed as part of the Marriott full-service hotel system by Marriott Hotel Services, Inc. ("MHSI"), a wholly-owned subsidiary of Marriott International, Inc. ("Marriott International"):
(i) the 395-room Fairview Park Marriott in Virginia; (ii) the 399-room Dayton Marriott in Ohio; (iii) the 224-room Marriott at Research Triangle Park in North Carolina; (iv) the 226-room Detroit Marriott Southfield in Michigan; (v) the 224-room Detroit Marriott Livonia in Michigan; and (vi) the 224-room Fullerton Marriott in California. The sole general partner of the Partnership, with a 1% interest, is Marriott MDAH One Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott").

  Partnership operations commenced on February 8, 1990 (the "Initial Closing Date"). Between November 14, 1989 and the Initial Closing Date, 381 limited partnership interests (the "Units") were sold pursuant to a private placement offering. Between the Initial Closing Date and April 23, 1990 (the "Final Closing Date"), the offering was completed with the sale of 33 additional Units. The offering price per Unit was $100,000; $15,000 payable at subscription with the balance due in three annual installments through June 20, 1992, or, alternatively, $88,396 in cash at closing as full payment of the subscription price. As of the Final Closing Date, 348.5 Units were purchased on the installment basis, and 65.5 Units were paid in full. The limited partners' obligation to make the installment payments is evidenced by promissory notes (the "Investor Notes") payable to the Partnership and secured by the Units. The General Partner contributed $418,182 in cash on the Initial Closing Date for its 1% general partnership interest.

  On the Initial Closing Date, the Partnership executed a purchase agreement with Host Marriott and certain of its affiliates to acquire the Hotels and the Hotels' working capital and supplies for $157 million. Of the total purchase price, $131.4 million was paid in cash from the proceeds of mortgage financing and the initial installment on the sale of the Units with the remaining $25.6 million evidenced by a promissory note (the "Deferred Purchase Debt") payable to Host Marriott.

 Partnership Allocations and Distributions

  Pursuant to the terms of the partnership agreement, Partnership allocations, for Federal income tax purposes, and distributions are generally made as follows:

  a. Cash available for distribution will generally be distributed (i) first, 1% to the General Partner and 99% to the limited partners, until the partners have received, with respect to such year, an amount equal to 10% of contributed capital, as defined; (ii) second, remaining cash available for distribution will be distributed as follows, depending on the amount of cumulative distributions of net refinancing and/or sales proceeds ("Capital Receipts") previously distributed:

  (1) 1% to the General Partner and 99% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

  (2) 10% to the General Partner and 90% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

  (3) 20% to the General Partner and 80% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

  b. Capital Receipts not retained by the Partnership will be distributed (i) first, 1% to the General Partner and 99% to the limited partners until the partners have received an amount equal to the unpaid portion of a cumulative 15% return on Net Invested Capital, defined as the excess of capital contributions over cumulative distributions of Capital Receipts, plus contributed capital, as defined; and (ii) thereafter, 20% to the General Partner and 80% to the limited partners.

  c. Proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the partners in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

  d. Net profits will generally be allocated to the partners in proportion to the distributions of cash available for distribution.

  e. Net losses will be allocated 75% to the General Partner and 25% to the limited partners.

  f. Deductions for interest on the Deferred Purchase Debt (see Note 6), which cumulatively will not exceed $11,604 per Unit, will be allocated to those limited partners owning the Units purchased on the installment basis.

  g. Gain recognized by the Partnership will be allocated as follows: (i) first, to all partners whose capital accounts have negative balances until such balances are brought to zero; (ii) next, to all partners in amounts necessary to bring their respective capital account balances to an amount equal to their Net Invested Capital plus a cumulative 15% return on Net Invested Capital; and (iii) thereafter, 20% to the General Partner and 80% to the limited partners.

  h. Losses will generally be allocated as follows: (i) first, to all partners whose capital accounts have positive balances until such balances have been eliminated; and (ii) thereafter, 100% to the General Partner.

  For financial reporting purposes, profits and losses are allocated among the partners based upon their stated interests in cash available for distribution.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership's records are maintained on the accrual basis of accounting, and its fiscal year coincides with the calendar year.

 Restricted Cash

  In connection with the June 30, 1993 refinancing of the mortgage debt, a debt service reserve in the amount of $3.0 million was required to be held by the lender. In addition, the loan agreement requires that to the extent that there was cash available after payment of principal and interest on Note A and interest on Note B, then such remaining cash was split 50% to the Partnership and 50% to the Mortgage Escrow. The Mortgage Escrow was applied annually 50% to the payment of additional principal on Note A, and 50% to the principal on Note B, until the Partnership received a cumulative amount equal to $7,352,000. The Partnership reached this cumulative amount in September 1996. Thereafter, 100% of remaining cash flow is reserved in the Mortgage Escrow and applied annually 25% to Note A and 75% to Note B. At December 31, 1997, the balance of the Mortgage Escrow was $11.6 million. This amount will be applied toward principal amortization in 1998.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenues and Expenses

  Revenues represent house profit of the Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotels to MHSI. House profit reflects Hotel operating results which flow to the Partnership as property owner and represents gross Hotel sales less property-level expenses, excluding depreciation and amortization, base management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs, which are disclosed in the statement of operations (see Note 3).

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses to approximately $48.6 million, $47.2 million and $45.1 million for the year ended December 31, 1997, 1996, and 1995, respectively and will have no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

      Land improvements........................................... 40 years
      Buildings and improvements.................................. 40 years
      Leasehold improvements...................................... 40 years
      Furniture and equipment..................................... 4 to 10 years

  All property and equipment is pledged as security for the mortgage debt described in Note 6.

  The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties on an individual hotel basis will be less than their net book value. If the property is impaired, its basis is adjusted to fair market value.

 Deferred Financing and Organization Costs

  Deferred financing costs represent the costs incurred in connection with obtaining the Mortgage Debt and are being amortized over the term thereof. Organization costs incurred in the formation of the Partnership were amortized on a straight-line basis over five years. Organization costs were fully amortized and removed from the Partnership's accounts as of December 31, 1995. As of December 31, 1997 and 1996, accumulated amortization of deferred financing costs totaled $1,995,000 and $1,715,000, respectively.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of less than three months at date of purchase to be cash equivalents.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income (loss) for financial reporting purposes and the net income (loss) reported in the Partnership's tax return. These differences are primarily due to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets. As a result of these differences, the excess of the tax basis in net Partnership liabilities over the net liabilities reported in the accompanying financial statements is $3,462,000 and $5,650,000 as of December 31, 1997 and 1996, respectively.

 Statement of Financial Accounting Standards

  In the first quarter of 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on the financial statements.

 Reclassification

  Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 3. HOTEL REVENUES

  Hotel Revenues consist of Hotel operating results for the three years ended December 31, (in thousands):

                                                          1997    1996    1995
                                                         ------- ------- -------
   HOTEL SALES
     Rooms.............................................. $48,427 $43,621 $40,201
     Food and beverage..................................  22,900  22,058  20,716
     Other..............................................   3,994   3,864   3,876
                                                         ------- ------- -------
                                                          75,321  69,543  64,793
                                                         ------- ------- -------
   HOTEL EXPENSES
     Departmental direct costs
      Rooms.............................................  12,063  11,333  10,638
      Food and beverage.................................  17,464  17,172  16,439
     Other hotel operating expenses.....................  19,095  18,664  18,001
                                                         ------- ------- -------
                                                          48,622  47,169  45,078
                                                         ------- ------- -------
   HOTEL REVENUES....................................... $26,699 $22,374 $19,715
                                                         ======= ======= =======

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land and improvements.................................... $ 14,265  $ 14,265
   Buildings and improvements...............................   95,477    94,368
   Leasehold improvements...................................   15,717    15,173
   Furniture and equipment..................................   29,255    27,832
                                                             --------  --------
                                                              154,714   151,638
   Less accumulated depreciation............................  (46,561)  (40,360)
                                                             --------  --------
                                                             $108,153  $111,278
                                                             ========  ========

NOTE 5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                               AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                               ------------------------ ------------------------
                                            ESTIMATED                ESTIMATED
                                CARRYING       FAIR      CARRYING       FAIR
                                 AMOUNT       VALUE       AMOUNT       VALUE
                               ----------- ------------ ----------- ------------
   Mortgage debt..............    $122,014    $113,300     $128,745    $117,231
   Debt service guarantee and
    related interest payable
    to Host Marriott
    Corporation...............      19,762      17,600       18,600       7,800
   Note payable and related
    interest due to the
    General Partner...........       2,804         800        2,615         743
   Deferred purchase debt and
    related interest payable
    to Host Marriott
    Corporation...............         676         450          675         384

  The estimated fair value of mortgage debt obligations is based on the expected future debt service payments discounted at estimated market rates. Notes and other payables due to Host Marriott and affiliates are valued based on the expected future payments from operating cash flow discounted at risk-adjusted rates.

NOTE 6. DEBT

 Mortgage Debt

  On June 30, 1993, the General Partner completed a restructuring of the Partnership's first mortgage (the "Mortgage Debt"). Pursuant to the terms of the restructuring, the original Mortgage Debt of $128 million was divided into two notes, Note A with a principal balance of $85 million and Note B with a principal balance of $43 million, which mature on December 15, 1999. In addition, interest rate swap termination costs of $9.3 million relating to the original Mortgage Debt were established as Note C with a maturity date of December 15, 2010. The Partnership paid $12.3 million to the lender which was applied as follows: $7.6 million to the interest due through closing, $3.0 million to fund a new debt service reserve (the "Reserve"), $1.0 million as a loan extension fee, and $.7 million to principal. The 1992 purchase price adjustment made by Host Marriott to the Partnership was applied toward the scheduled interest payment and to partially fund the Reserve. The remainder of the payment was funded by a $2.0 million loan from the General Partner and from the Partnership's operating cash account funds. The loan from the General Partner bears interest at the prime lending rate plus 1% and matures on June 30, 2008.

  Interest on Note A accrues at a floating rate, as elected by the Partnership, equal to one percentage point over either one, two, three or six-month London interbank offered rate ("LIBOR"). Principal amortization of $600,000 was required in 1993 escalating annually to $1 million in 1998. To the extent that operating profit is not sufficient to fund required Note A interest and principal, then necessary funds will be drawn from the Reserve. The weighted-average effective interest rate on Note A was 6.7% and 6.2% for 1997 and 1996, respectively. Interest on Note B accrues at LIBOR. To the extent that operating profit is not sufficient to fund Note B interest in any fiscal year, then Note B interest is limited to cash available after payment of Note A principal and interest. Unpaid Note B interest for any fiscal year is forgiven. The weighted-average effective interest rate on Note B was 5.7% and 5.5% for 1997 and 1996, respectively. In addition, to the extent that there was cash available after payment of principal and interest on Note A and interest on Note B, then such remaining cash was split 50% to the Partnership and 50% to the Mortgage Escrow. The Mortgage Escrow was applied annually 50% to the payment of additional principal on Note A, and 50% to the principal on Note B, until the Partnership received a cumulative amount equal to $7,352,000. The Partnership reached this cumulative amount in September 1996. Thereafter, 100% of remaining cash flow is applied 25% to Note A and 75% to Note B. At December 31, 1997, the balance of the Mortgage Escrow was $11.6 million and is included in the accompanying balance sheet. Note C bears no interest and has no required principal amortization prior to its maturity.

  The Mortgage Debt is secured by first mortgages on each of the Hotels, the Partnership's interest in the Fullerton Hotel ground lease, the land on which the remaining Hotels are located, the Partnership's interest in the Fairview Park Hotel parking garage lease, a security interest in all of the personal property associated with each Hotel, a security interest in the Partnership's rights under the management and purchase agreement and a security interest in the Partnership's deposit accounts.

  Scheduled amortization and maturities of the Mortgage Debt at December 31, 1997 are (in thousands):

            1998................................ $  1,000
            1999................................  111,678
            2000................................        0
            2001................................        0
            2002................................        0
            Thereafter..........................    9,336
                                                 --------
                                                 $122,014
                                                 ========

  As of December 31, 1993, Host Marriott's debt service guarantee on the original Mortgage Debt totaling $13 million was fully exhausted. Advances under the guarantee bear interest at the prime lending rate plus one-half percentage point. For 1997 and 1996, the weighted-average effective interest rate was 8.9% and 8.8%, respectively. These advances will be repaid from available cash flow after payments of ground rent, Mortgage Debt Service, Partnership administrative expenses in excess of Partnership interest income and retention by the Partnership of an amount equal to 10% of the partners' contributed capital, as defined. During 1997, no amounts were repaid to Host Marriott pursuant to the debt service guarantees. In addition, the General Partner has provided a foreclosure guarantee to the lender in the amount of $25 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure on the Hotels and only to the extent that the gross proceeds from the foreclosure sale were less than $25 million.

 Deferred Purchase Debt

  The Deferred Purchase Debt bears interest at 10% per annum and was due July 1, 1992. The note was required to be repaid from, and is secured by, the proceeds of the Investor Notes which were due through June 20, 1992. Investor Notes outstanding as of December 31, 1997 represent payments due from defaulters and related interest payable under such notes. As a result of the Partnership's failure to collect the Investor Notes in full, and subsequent failure to repay the Deferred Purchase Debt in full, the Partnership is currently in default under the terms of the Deferred Purchase Debt agreements. Host Marriott has the right to perfect a security interest in the Units securing the defaulted Investor Notes. However, Host Marriott agreed not to foreclose on its interest in the Units prior to the earlier of the sale of the Hotels or January 1, 1998. As of April 8, 1998, Host Marriott has not exercised its option to foreclose on its interest in the Units. Total accrued interest on the Deferred Purchase Debt at December 31, 1997 and 1996, was $47,000 and $42,000, respectively.

NOTE 7. MANAGEMENT AGREEMENT

  The Partnership entered into a hotel management agreement on the Initial Closing Date with Marriott International to manage the Hotels for an initial 20-year term expiring December 31, 2009. During 1996, Marriott International assigned all of its interest in the hotel management agreement to MHSI, a wholly-owned subsidiary of Marriott International. MHSI has the option to renew the hotel management agreement on one or more of the Hotels for up to five successive 10-year terms (four successive 10-year terms for the Fullerton Hotel). MHSI earns a base management fee equal to 3% of gross sales.

  In connection with the 1993 loan restructuring, the hotel management agreement was modified. During the restructured loan term, no incentive management fees will be accrued by the Partnership or be considered earned by the manager until the entire mortgage principal balance, together with accrued interest, is paid in full. No incentive management fees have been paid to MHSI since the inception of the Partnership.

  Pursuant to the terms of the hotel management agreement, MHSI is required to furnish the Hotels with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Marriott full-service hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by Marriott International or its subsidiaries. In addition, the Hotels also participate in Marriott's Rewards Program ("MRP") which succeeded the Marriott Honored Guest Awards Program. The cost of this program is charged to all hotels in the Marriott full-service hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership was $3,874,000 for 1997, $3,497,000 for 1996, $3,316,000 for 1995.

  Pursuant to the terms of the hotel management agreement, the Partnership is required to provide MHSI with working capital and supplies to meet the operating needs of the Hotels. MHSI converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by MHSI. Upon termination of the hotel management agreement, the working capital and supplies will be returned to the Partnership. The individual components of working capital and supplies controlled by MHSI are not reflected in the Partnership's balance sheet. A total of $4,500,000 was advanced to MHSI for working capital and supplies of which $600,000 was returned to the Partnership during 1995, $50,000 was returned during 1996 and $41,000 was returned in 1997 leaving a balance of $3,900,000, $3,850,000 and $3,809,000 as of December 31, 1995, 1996 and 1997, respectively, which is included in Due from Marriott Hotel Services, Inc. in the accompanying balance sheet. The supplies advanced to MHSI are recorded at their estimated net realizable value. At December 31, 1997 and 1996, accumulated amortization related to the revaluation of these supplies totaled $473,000.

  The hotel management agreement provides for the establishment of a property improvement fund for each Hotel. Contributions to the property improvement fund are equal to a percentage of gross Hotel sales. Contributions to the fund for the Fairview Park, Southfield, Livonia and Fullerton Hotels were 3% for the years 1995 through 1999 and 4% for the year 2000 and thereafter. The Dayton Hotel contributes 4% annually. Annual contributions at the Research Triangle Park Hotel were 3% through 1997 and will be 4% in 1998 and thereafter. Aggregate contributions to the property improvement fund amounted to $2,442,000, $2,258,000 and $2,104,000 for the years ended December 31,
1997, 1996 and 1995, respectively.

NOTE 8. GROUND LEASES

  The Partnership leases the land on which the Fullerton Hotel is located. The initial term expires in 2019 with four successive 10-year renewals at the Partnership's option. The lease provides for percentage rental equal to 4% of gross room sales for each year. Prior to October 1995, the lease provided for percentage rent equal to 1% of gross room sales. Ground rent expense incurred for this lease for the years ended December 31, 1997, 1996 and 1995 was $199,000, $185,000 and $99,000, respectively. The Partnership also leases the land on which the Fairview Park Hotel parking garage is located. The lease expires in 2085 and requires a nominal rental of $1 per year.

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        JUNE 19,   DECEMBER 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (UNAUDITED)
                        ASSETS
Property and equipment, net...........................  $106,447     $108,153
Mortgage escrow.......................................     6,182       11,624
Due from Marriott Hotel Services, Inc.................     4,590        3,714
Debt service reserve fund.............................     3,000        3,000
Property improvement fund.............................     1,964        1,667
Deferred financing costs, net.........................       408          536
Cash and cash equivalents.............................     1,418        1,137
                                                        --------     --------
    Total Assets......................................  $124,009     $129,831
                                                        ========     ========
          LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt.......................................  $110,193     $122,014
  Debt service guarantee and related interest payable
   to Host Marriott Corporation.......................    20,307       19,762
  Note payable and related interest due to the General
   Partner............................................     2,893        2,804
  Deferred purchase debt and related interest payable
   to Host Marriott Corporation.......................       706          676
  Accounts payable and accrued expenses...............       993        1,054
                                                        --------     --------
    Total Liabilities.................................   135,092      146,310
                                                        --------     --------
PARTNERS' DEFICIT
  General Partner.....................................       (60)        (114)
  Limited Partners....................................   (11,023)     (16,365)
                                                        --------     --------
    Total Partners' Deficit...........................   (11,083)     (16,479)
                                                        --------     --------
                                                        $124,009     $129,831
                                                        ========     ========


                  See Notes To Condensed Financial Statements.

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                           FIRST TWO QUARTERS
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
REVENUES.................................................. $  14,521  $  12,504
                                                           ---------  ---------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization...........................     2,779      2,381
  Base management fees....................................     1,144      1,042
  Property taxes and other................................     1,373      1,213
                                                           ---------  ---------
                                                               5,296      4,636
                                                           ---------  ---------
OPERATING PROFIT..........................................     9,225      7,868
  Interest expense........................................    (4,139)    (4,175)
  Interest income.........................................       310         91
                                                           ---------  ---------
NET INCOME................................................ $   5,396  $   3,784
                                                           =========  =========
ALLOCATION OF NET INCOME
  General Partner......................................... $      54  $      38
  Limited Partners........................................     5,342      3,746
                                                           ---------  ---------
                                                           $   5,396  $   3,784
                                                           =========  =========
NET INCOME PER LIMITED PARTNER UNIT (414 Units)........... $  12,903  $   9,048
                                                           =========  =========


                  See Notes To Condensed Financial Statements.

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                           FIRST TWO QUARTERS
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
OPERATING ACTIVITIES
  Net income.............................................. $   5,396  $  3,784
  Noncash items...........................................     3,570     3,108
  Change in operating accounts............................    (1,387)     (712)
                                                           ---------  --------
    Cash provided by operating activities.................     7,579     6,180
                                                           ---------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net................    (1,073)   (2,135)
  Change in property improvement fund.....................      (297)      586
  Return of working capital from Marriott Hotel Services,
   Inc....................................................       450       --
                                                           ---------  --------
    Cash used in investing activities.....................      (920)   (1,549)
                                                           ---------  --------
FINANCING ACTIVITIES
  Payment of mortgage debt................................   (11,821)   (6,192)
  Change in mortgage escrow...............................     5,443     1,339
  Capital distributions to partners.......................       --     (1,383)
                                                           ---------  --------
    Cash used in financing activities.....................    (6,378)   (6,236)
                                                           ---------  --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........       281    (1,605)
CASH AND CASH EQUIVALENTS at beginning of period..........     1,137     2,762
                                                           ---------  --------
CASH AND CASH EQUIVALENTS at end of period................ $   1,418  $  1,157
                                                           =========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest............... $   3,357  $  3,532
                                                           =========  ========


                  See Notes To Condensed Financial Statements.

                  MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Marriott Diversified American Hotels, L.P. (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto for the fiscal year ended December 31, 1997 included in the Partnership's Form 10.

  In the opinion of the Partnership, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998, the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, net income of the Partnership is allocated 99% to the Limited Partners and 1% to the General Partner. Significant differences exist between the net income for financial reporting purposes and the net income reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets.

  2. The Partnership owns and operates the Marriott Research Triangle Park, Southfield Marriott, Detroit Marriott at Livonia, Fullerton Marriott, Fairview Park Marriott and Dayton Marriott. The sole general partner of the Partnership, with a 1% interest, is Marriott MDAH One Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). The remaining 99% interest in the Partnership is owned by the limited partners.

  3. Certain reclassifications were made to the prior year financial statements to conform to the 1998 presentation.

  4. Hotel revenues represent house profit of the Partnership's Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotels to Marriott Hotel Services, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base management fees, property taxes, ground rent, insurance and other costs, which are disclosed separately in the condensed statement of operations.

                  MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

  Partnership revenues generated by the Hotels for 1998 and 1997 consist of (in thousands):

                                                            FIRST TWO QUARTERS
                                                            -------------------
                                                              1998      1997
                                                            --------- ---------
   HOTEL SALES
     Rooms................................................. $  25,093 $  22,710
     Food and beverage.....................................    11,054    10,216
     Other.................................................     1,981     1,819
                                                            --------- ---------
                                                               38,128    34,745
                                                            --------- ---------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms...............................................     5,995     5,573
       Food and beverage...................................     8,423     7,938
     Other hotel operating expenses........................     9,189     8,730
                                                            --------- ---------
                                                               23,607    22,241
                                                            --------- ---------
   REVENUES................................................ $  14,521 $  12,504
                                                            ========= =========

  5. On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $23.6 million and $22.2 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

  6. On April 17, 1998, Host Marriott, the General Partner of the Partnership, announced that its Board of Directors has authorized the company to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott expects to form a new operating partnership (the "Operating Partnership") and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Marriott Diversified American Hotels, L.P., are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                       POTOMAC HOTEL LIMITED PARTNERSHIP

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with the financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                         FISCAL YEAR
                          --------------------  ----------------------------------------------------------
                            1998       1997        1997        1996        1995        1994        1993
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
                              (UNAUDITED)       (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT(1))
Revenues................  $  29,480  $  28,048  $   50,323  $   45,853  $   50,598  $   43,777  $   45,994
Operating profit........     14,077     14,350      21,056      21,898      23,442       9,863      10,593
Income (loss) before ex-
 traordinary item(2)....      2,429      3,188      (2,825)     (1,841)     20,045     (22,741)    (21,729)
Net income (loss).......      2,429      3,188      (2,825)     (1,841)    166,348      24,427      (4,581)
Distributions
 General partner........        --         --          --          --          --          --          --
 Limited partners.......        --         --          --          --          --          --          --
Per Partnership Unit:
 Net income (loss)......      1,336      1,753      (1,554)     (1,013)     88,187       8,601      (2,519)
 Distributions..........        --         --          --          --          --          --          --
Cash provided by operat-
 ing activities.........     17,962     18,043      20,886      19,384      14,812       3,480       5,764
Cash used in (provided
 by) investing activi-
 ties...................     (4,082)    (4,195)     (7,754)    (10,249)     37,237     (36,472)        --
Cash used in (provided
 by) financing activi-
 ties...................    (16,473)   (18,102)    (15,178)    (10,046)    (53,793)     37,156      (4,372)
Increase (decrease) in
 cash and cash equiva-
 lents..................     (2,593)    (4,254)     (2,046)       (911)     (1,744)      4,164       1,392
Ratio of earnings to
 fixed charges (unau-
 dited)(3)..............       1.20x      1.27x        --          --          --          --          --
Deficiency of earnings
 to fixed charges
 (unaudited)(3).........        --         --        2,825       1,841       4,541      22,741      21,729
Total assets at book
 value..................    185,666    188,608     178,224     179,867     176,521     196,061     203,251
Cash and cash equiva-
 lents..................        589        974       3,182       5,228       6,139       7,883       3,719
Total debt(4)...........    292,998    299,940     298,442     304,564     308,519     359,186     401,829
Total liabilities.......    330,359    329,717     325,346     324,164     318,977     506,865     538,482
Partners' deficit:
 Limited partners.......   (109,876)  (106,327)   (112,280)   (109,483)   (107,660)   (266,396)   (281,878)
 General partner........    (34,817)   (34,782)    (34,842)    (34,814)    (34,796)    (44,408)    (53,353)
Book Value per Partner-
 ship Unit (unau-
 dited)(1)..............    (61,042)   (59,071)    (62,378)    (60,824)    (59,811)   (147,998)   (156,599)
Estimated Exchange Value
 per Partnership Unit
 (unaudited)(1).........      5,040        --          --          --          --          --          --

--------
(1) A Partnership Unit represents a $10,000 original investment in PHLP.
(2) In 1995, an extraordinary gain of $146,303,000 was recognized as a result of the forgiveness of deferred base and incentive management fees in connection with the bank loan restructuring. In 1994 and 1993, $47,168,000 and $17,148,000 respectively, of gains on early debt extinguishment resulting from the foreclosure of the S&L Hotels were recognized as extraordinary items.
(3) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges is largely the result of depreciation and amortization of $8,430,000, $5,473,000, $5,912,000,
    $7,219,000, and $6,859,000 for the fiscal years 1997, 1996, 1995, 1994, and 1993, respectively.
(4) Total debt includes amounts due to Host of $123,819,000, $121,952,000, $125,475,000, $124,348,000, $122,176,000, $114,186,000 and $79,983,000 as
    of June 19, 1998, June 20, 1997 and December 31, 1997, 1996 and 1995,
    respectively.

                       POTOMAC HOTEL LIMITED PARTNERSHIP

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 First Two Quarters 1998 Compared to First Two Quarters 1997


  Hotel Revenues: Hotel revenues increased 5% to 29.5 million for the first two quarters 1998, when compared to the same period in 1997. The increases in revenues are primarily due to the increases in REVPAR at seven of the eight Hotels for the first two quarters 1998. REVPAR, or revenue per available room, represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. For the first two quarters 1998, the combined average room rate increased 7% to $118, while the combined average occupancy decreased one percentage point to 81%, when compared to the same period in 1997.

  Operating Costs and Expenses: Operating costs and expenses increased 12% to $15.4 million for the first two quarters 1998, when compared to the same period in 1997. The principal components of this category are:

    Management Fees: Incentive management fees, base management fees, and ground rent are calculated generally as a percentage of Hotel sales or Hotel revenues. The increases in these expenses for the first two quarters 1998 were directly related to the increases in Hotel sales and Hotel revenues for the first two quarters 1998.

    Depreciation: Depreciation expense increased in the first two quarters of 1998 due to property and equipment additions as well as a change in the estimated useful lives of certain assets.

  Operating Profit: Operating profit decreased 2% to $14.1 million for the first two quarters 1998, when compared to the same period in 1997. The decrease in operating profit for the first two quarters 1998 was attributable to the increase in operating costs and expenses which was partially offset by the increase in revenues.

  Interest Expense: Interest expense increased 4% to $11.9 million for the first two quarters 1998, when compared to the same period in 1997. The weighted average interest rate on the Bank Loan was 8.3% for the first two quarters 1998, as compared to 7.4% for the comparable period in 1997.

  Net Income: Net income decreased 24% to $2.4 million for the first two quarters 1998, when compared to the same period in 1997 due to the increases in operating costs and expenses and interest expense.

  Individual hotel operating results are discussed below:

  For the first two quarters 1998 revenues at the MOUNTAIN SHADOWS RESORT decreased 2% to $5.3 million when compared to the same period of 1997 due to the decline in food and beverage revenues. In the upcoming months the Hotel plans to increase its marketing efforts by distributing a newsletter in the fall and circulating mailers during the holiday season.

  Revenues for the TAMPA WESTSHORE HOTEL increased 4% to $2.9 million for the first two quarters 1998, due to a 9% increase in room sales which was offset by a 3% decrease in food and beverage sales. REVPAR improved 8% to $106 due to an increase of 12% in the average room rate to $128 which was offset by a four percentage point decrease in average occupancy when compared to the first two quarters 1997. The slight decrease in average occupancy is related to the customer's sensitivity to increases in average room rates. The Hotel recently completed the renovation of the Champions lounge and has installed new health club equipment for the guests. The Hotel is also utilizing focus groups in order to continue to increase guest satisfaction and employing aggressive pricing strategies in order to gain group business.

  For the first two quarters 1998, revenues at the MIAMI BISCAYNE BAY HOTEL increased 9% to $6.1 million when compared to the same period in 1997. This increase was due to a 6% increase in REVPAR to $100 coupled with a 15% increase in food and beverage revenues due to strong catering sales. The Hotel added two new airline contracts and started to focus on the Latin American markets to increase it occupancy for the remainder of 1998.

  For the first two quarters 1998 revenues at the SEATTLE SEA-TAC HOTEL increased 17% to $4.8 million when compared to the same period in 1997. REVPAR increased 10% to $96 due to a four percentage point increase in average occupancy to 80% and a 6% increase in the average room rate to $120. Additionally, for the first two quarters 1998 food and beverage revenues increased 22% to $1.4 million. During 1998, the Hotel implemented revenue-maximizing strategies, such as requiring large groups to purchase one catered meal per day, and recent renovations at the Yukon Landing Restaurant and Snoqualmie Ballroom have helped increase restaurant and banquet business. During 1998, the Hotel obtained business from several new groups and also experienced greater success with weekend promotions resulting in increased revenues.

  The GREENSBORO HOTEL experienced a 9% increase in revenues for the first two quarters 1998 to $2.4 million over the same period in 1997 due to increased room revenues and food and beverage revenues. Room revenues at the Hotel increased 6% to $3.4 million when compared to the same period in 1997 due to a 7% increase in REVPAR to $89. The increase in REVPAR was due to a 7% increase in the average room rate to $111 with average occupancy remaining stable at 80%. Food and beverage revenues increased 38% to $518,000 over the same period of 1997 due to the significant increases in the Hotel's catering business.

  Revenues at the HOUSTON MEDICAL CENTER HOTEL increased 18% to $3.3 million for the first two quarters 1998 when compared to the same period in 1997. The Hotel increased its sales 7% while reducing its direct operating expenses by 2%. The increase in sales was due to a 10% increase in REVPAR to $88 which was attributable to a 14% increase in the average room rate to $109 offset by a two percentage point decline in average occupancy to 81%. Direct operating expenses decreased as the Hotel used stricter cost containment measures in its food and beverage department. In order to address the decline in average occupancy for the first two quarters 1998, the Hotel is planning several new promotions. These promotions include using amusement park affiliations to garner weekend and Labor Day business and using local media to obtain weekend restaurant business. The Hotel is undergoing a rooms renovation that will replace the bedspreads, drapery, upholstery, carpet and furniture in all the guest rooms.

  The RALEIGH CRABTREE VALLEY HOTEL reported a 4% increase in revenues for the first two quarters 1998 to $2.7 million due to a 5% increase in REVPAR to $84. The average room rate increased 6% to $102 while average occupancy decreased one percentage point to 82% when compared to same period of last year. The Hotel increased its corporate room rate by $10 in 1998, which primarily led to the increase in the average room rate. In order to better serve its guests, the Hotel opened a business center in May 1998. To improve the Hotel's average occupancy, the Hotel is continuing its partnership with the North Carolina State University as the preferred hotel of Wolfpack sporting events.

  Revenues for the first two quarters of 1998 at the ALBUQUERQUE HOTEL decreased 20% to $2 million due to a 7% decrease in REVPAR to $68 and a 36% decline in food and beverage revenues when compared to the same period in 1997. The decrease in REVPAR was due to a 5% decrease in the average room rate to $91 and a one percentage point decrease in occupancy to 75%. The Hotel is trying to increase business on weekends through the "Can't Beat Friday" discounted rate promotion. In order to increase food and beverage sales, a director of catering was hired, and a restaurant and bar renovation is planned for early 1999.

  The following chart summarizes REVPAR, or revenues per available room, and the percentage change in REVPAR from the prior year for each Hotel owned by the Partnership as of the end of the Second Quarter 1998. The percentage change in REVPAR for the Raleigh and Tampa Hotels from 1994 to 1995 is not shown because these Hotels were not owned by the Partnership for the entire year in 1994.

                          FIRST TWO QUARTERS 1998            1997            1996            1995
                          -----------------------       --------------- --------------- ---------------
                            REVPAR        % CHANGE      REVPAR % CHANGE REVPAR % CHANGE REVPAR % CHANGE
                          ------------  ------------    ------ -------- ------ -------- ------ --------
Mountain Shadows........   $        139             2%   $105      6%    $99       5%    $94       7%
Seattle.................             96            10      91     11      82       4      79      11
Tampa Westshore.........            106             8      87      9      80      10      73     N/A
Greensboro..............             89             7      80      7      75      (1)     76       7
Miami Biscayne Bay......            100             6      80     13      71       1      70       9
Raleigh Crabtree Val-
 ley....................             84             5      76      6      72       9      66     N/A
Houston Medical Center..             88            10      75     12      67       5      64       2
Albuquerque.............             68            (7)     70      1      69       3      67       0

1997 COMPARED TO 1996

 Mountain Shadows

  The Mountain Shadows Resort's revenues increased 10% to $6.8 million in 1997 when compared to 1996 due primarily to a 6% increase in REVPAR to $105. The increase in REVPAR was due to an 11% increase in the average room rate to $138 offset by a four percentage point decrease in average occupancy to 76%. The increase in the average room rate was attributable to the increases in the Hotel's corporate rate by $15 to $151 and in the group rates by $9 to $135. The decrease in average occupancy was related to unexpected group cancellations during the second quarter of 1997. In 1997, the Hotel combined its sales center with two other Marriott properties in the Scottsdale region which improved its sales and marketing efficiency. Additionally during 1997, the Hotel completed a renovation of its Cactus Flower Restaurant and its Shells Seafood Restaurant. In early 1998, the Hotel replaced the carpet in the ballroom.

 Seattle

  The Seattle Marriott Hotel reported an increase in revenues of 14% to $9.7 million for 1997 when compared to the prior year due to an 11% increase in REVPAR to $91. The increase in REVPAR was due to a $12 increase in the average room rate to $117. The Hotel's average occupancy remained stable at 78%. The increase in average room rate is the result of the Hotel's ability to increase room rates with little to no price resistance due to the strong transient demand in the Seattle area. The Hotel's food and beverage revenues increased $365,000 or 17% to $2.5 million when compared to 1996. This increase is attributable to the increase in catering sales. The Hotel completed renovations of its Snoqualmie Ballroom and Yukon Restaurant in February 1998. In addition, the Hotel will be adding coffee makers, reading chairs, and ergonomic workstations to its guest rooms in 1998. The current outlook for the Seattle area remains strong due to continued growth of large companies such as Boeing and Microsoft in the region.

 Tampa Westshore

  The Tampa Marriott Westshore Hotel experienced a 2% increase in revenues to $4.6 million in 1997 as compared to 1996. REVPAR increased 9% to $87 in 1997 due to an $8 increase in the average room rate to $108 coupled with a two percentage point increase in average occupancy to 81%. Rooms revenues increased 7%, or $500,000, in 1997 when compared to 1996. This increase was partially offset by an increase in repairs and maintenance expense related to the air conditioning system. In 1998, the Hotel plans to replace the cooling tower related to the air conditioning system. In early 1997, the Hotel completed the third phase of the rooms renovation project that replaced the furniture in approximately 108 guest rooms. All the guest rooms now feature new furniture. During the summer of 1998, the Hotel plans to replace the guest room carpet, draperies, and bedspreads. These improvements will enable the Hotel to compete more effectively in the Tampa market in the future.

 Greensboro

  In 1997, the Greensboro Hotel's revenues increased 4% to $4.7 million when compared to 1996. REVPAR increased 7% to $80 due to increases in the average room rate of $3 to $101 and in average occupancy of three percentage points to 79%. The increase in occupancy was primarily due to the addition of 2,000 new contract roomnights. During 1997, the Hotel filled an open Director of Marketing position that has helped increase revenues at the Hotel, especially revenue from group and contract sales. In early 1997 the Hotel renovated the restaurant, and in 1998 the Hotel will replace fixtures and tiles in all its guest bathrooms. The Partnership expects the Greensboro market to continue to improve in 1998 due to the increased popularity of the North Carolina furniture market.

 Miami Biscayne Bay

  Miami Biscayne Bay Hotel revenues for 1997 increased an impressive 18% to $9.1 million when compared to 1996 due primarily to increased rooms revenues. REVPAR for 1997 increased 13% to $80 when compared to 1996 due to a $10 increase in average room rate to $97 and a one percentage point increase in average occupancy to 83%. In 1997, the Hotel reduced its lower-rated airline contract roomnights by approximately 19,000 roomnights and replaced a majority of these roomnights with higher-rated corporate roomnights. During 1997, the Hotel sold 64% corporate-rated rooms and 36% group and contract-rated rooms as compared to 1996 when the Hotel sold 55% corporate-rated rooms and 45% group and contract-rated rooms. During 1997, the Hotel replaced the furniture in its guest rooms. During the summer of 1998, the Hotel plans to renovate the lobby, restaurant and lounges.

 Raleigh

  In 1997, revenues increased 4% to $5.2 million for the Raleigh Hotel as compared to 1996. REVPAR increased 6% to $76 due to a 7% increase in the average room rate to $94. Average occupancy declined slightly to 81%. The increase in average room rate was due to a $10 increase in the corporate rate in 1997 to $119 as well as increases in some of the Hotel's special corporate rates. During 1997, the Hotel began projects to expand its restaurant and to convert its lounge to additional meeting space. These projects will be completed in early 1998. Additionally, the Hotel plans to replace its ballroom carpeting and create a Hotel business center in 1998. The Hotel currently is marketing to local universities to attract weekend business during the fall sports season.

 Houston Medical Center

  Revenues for the Houston Medical Center Hotel increased an impressive 20% to $5.4 million in 1997 when compared to 1996. REVPAR increased 12% to $75 due to a 12% increase in average room rate to $97 and a one percentage point increase in average occupancy to 78%. The Hotel increased its corporate room rate by $20 to $149 in 1997. Rooms revenues increased 13% due to the increase in the average room rate. In 1998, the Hotel plans to complete a rooms renovation that will replace the bedspreads, drapery, upholstery, carpet, and furniture in all its guest rooms. This renovation will enable the Hotel to have a more competitive product, and the General Partner anticipates that it will allow the Hotel to increase its average room rate further in the future.

 Albuquerque

  Although REVPAR increased $1 to $70, revenues for the Albuquerque Hotel decreased slightly in 1997 to $4.8 million when compared to the prior year. The increase in REVPAR was due to the 13% increase in average room rate to $97 offset significantly by the eight percentage point decrease in average occupancy to 72%. The decrease in revenues was due to the increase in salaries and wages expenses related to the addition of a director of group sales and the increase in sales promotion costs. These costs were necessary to address the declining average occupancy. During 1998, the Hotel plans to replace a major portion of the roof on the building and renovate the Allies American Grille restaurant.

1997 COMPARED TO 1996 COMBINED RESULTS OF OPERATIONS

  Hotel Revenues: Hotel revenues increased 10% to $50.3 million in 1997 primarily due to an increase in REVPAR at each of the Partnership's Hotels in 1997 when compared to 1996.

  Hotel Sales: Hotel sales increased 5% to $150.5 million in 1997 due to increased rooms sales in 1997. The combined average room rate increased 9% to $105 while combined average occupancy remained stable at 79%.

  Direct Hotel Expenses: Direct hotel expenses increased 3% to $100.2 million in 1997. The increase in direct hotel expenses is due to higher variable costs related to the increase in hotel sales. However, direct hotel expenses as a percentage of hotel sales decreased to 67% in 1997 from 68% in 1996.

  Depreciation: Depreciation increased in 1997 due to property and equipment additions, and the change in the estimated useful lives of certain assets.

  Management Fees: Incentive and base management fees increased 12% to $8.4 million and 5% to $4.5 million, respectively, in 1997 due to the corresponding increase in hotel sales.

  Net Loss: Net loss increased 53% to $2.8 million in 1997. The increase in net loss primarily is attributable to increased depreciation expense on the Partnership's property and equipment and an increase in management fees in 1997 as compared to 1996.

1996 COMPARED TO 1995

 Mountain Shadows

  REVPAR for 1996 increased 5% to $99. This increase was due to a 3% increase in the average room rate to $124 combined with a two percentage point increase in occupancy to 80%. Hotel revenues for 1996 increased 4% to $6.2 million. The increase in average room rate and hotel revenues is due to the Hotel's successful efforts in shifting business from lower rated group business to higher transient rates. The Hotel's marketing promotions include a newsletter to 3,000 past customers as well as newspaper advertising in key cities such as Los Angeles, Chicago and New York.

 Seattle

  Hotel revenues increased 7% to $8.5 million in 1996 when compared to the prior year due to an increase in REVPAR of 4% to $82. The increase in REVPAR was due to a $6 increase in average room rate to $105 partially offset by a one percentage point decrease in occupancy to 78%. The increase in the average room rate is the result of the strong transient demand in the growing Seattle economy. The local economy is tied to the global aerospace industry as well as the availability of raw timber products. Current projections for each of these industries are strong and indicate steady growth and reliability.

 Tampa Westshore

  The Tampa Westshore Hotel experienced a 10% increase in REVPAR to $80 for 1996 as compared to 1995. This increase was due to a 6% increase in the average room rate to $100 coupled with a two percentage point increase in average occupancy to 79%. The increase in average room rate is attributable to strong market demand and the successful efforts of Hotel management in restricting discounted corporate rates. An increase in transient business contributed to the increase in average occupancy. In early 1997, the Hotel completed the third phase of a rooms renovation project which replaced the furniture in approximately 108 guest rooms. All 311 guest rooms now have new furniture which will enable the Hotel to compete more effectively in the Tampa market.

 Greensboro

  For 1996, REVPAR decreased slightly to $75 when compared to 1995. The average room rate increased 6% to $98; however, this increase was offset by a six percentage point decline in average occupancy to 76% as a result of new competition in the Greensboro area. Hotel revenues decreased 5% to $4.5 million primarily due to the decline in occupancy. In 1996, the Hotel facade was painted, and in early 1997 a renovation of the restaurant was completed.

 Miami Biscayne Bay

  REVPAR for 1996 increased slightly to $71 when compared to 1995 due to a four and one-half percentage point increase in average occupancy to 82% partially offset by a 3% decrease in the average room rate to $87. The increase in average occupancy was due to the addition of a new contract with United Airlines for 13,000 room nights in 1996. Hotel revenues decreased 7% to $7.7 million primarily due a decrease in catering profits as a result of business associated with the 1995 Superbowl not recurring in 1996. During 1996, the Hotel installed new carpet in the ballrooms and in selected corridors. During 1997, the remaining corridors will receive new carpet, and 285 rooms will undergo a redo which will include new carpet and mattresses.

 Raleigh

  In 1996, REVPAR increased 9% to $72, due to a 9% increase in average room rate to $88 while the average occupancy remained stable at 82%. The increase in average room rate was due to a $10 increase in the corporate rate in 1996. Hotel revenues increased 16% to $5 million primarily due to the increase in average room rates. During 1996, the Hotel completed a rooms renovation which replaced the furniture in 375 guest rooms.

 Houston Medical Center

  REVPAR for 1996 increased 5% to $67 when compared to 1995 due to the 2% increase in average room rate to $87 and a two percentage point increase in average occupancy to 77%. Hotel revenues increased 10% to $4.5 million in 1996. These increases were due to strong demand in the medical markets, increased business due to city wide conventions and success in shifting lower rated business to higher corporate rates.

 Albuquerque

  Hotel revenues for 1996 increased slightly to $5.0 million when compared to the prior year primarily due a 3% increase in REVPAR to $69. The increase in REVPAR is primarily due to a one and one-half percentage point increase in average occupancy to 80% as a result of increased transient demand in the Albuquerque market. The average room rate remained stable at $86. The Hotel is focusing its marketing efforts on increasing weekend group business. During 1997, the Hotel will complete a renovation of its meeting rooms.

1996 COMPARED TO 1995 COMBINED RESULTS OF OPERATIONS

  Hotel Revenues: Hotel revenues decreased 9% to $45.9 million in 1996 primarily due to the sale of the Dallas Hotel in 1995. For the eight hotels which were owned by the Partnership continuously throughout 1996 and 1995 (Albuquerque, Greensboro, Houston, Miami Biscayne Bay, Mountain Shadows, Raleigh, Seattle, and Tampa (the "Combined Hotels")), Combined Hotel revenues increased 4% in 1996 due to an increase in Combined Hotel sales.

  Hotel Sales: Hotel sales decreased 6% to $143.3 million in 1996 due to the sale of the Dallas Hotel in 1995. Combined Hotel sales increased 5% in 1996 through a 3% increase in the Combined Hotel average room rate to $96 and a slight increase in the Combined Hotel average occupancy to 79%.

  Direct Hotel Expenses: Direct hotel expenses decreased 5% to $97.5 million in 1996 due to the sale of the Dallas Hotel. Combined direct hotel expenses increased 5% in 1996. The increase in Combined direct hotel expenses is due to an increase in variable costs related to the increase in Combined Hotel sales. Furthermore, direct hotel expenses as a percentage of Hotel sales increased to 68% in 1996 from 67% in 1995.

  Management Fees: Incentive and base management fees decreased 14% to $7.5 million and 6% to $4.3 million, respectively, in 1996 due to a corresponding decrease in hotel sales.

  Property Taxes: Property taxes decreased 25% to $3.1 million in 1996 due to the sale of the Dallas Hotel in 1995.

  Interest Expense: Interest expense decreased 17% to $24.6 million in 1996 due to lower principal balances in 1996 and a lower average interest rate on the Bank Loan in 1996.

  Net Income: Net income decreased 101% to a net loss of $1.8 million in 1996. The decrease is due to the recognition of the gain on the sale of the Dallas Hotel of $24.6 million and the gain on forgiveness of deferred fees of $146.3 million in 1995.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have historically been funded through loan agreements with independent financial institutions, Host Marriott Corporation ("Host Marriott") and its affiliates or Marriott International, Inc. ("Marriott International") and its affiliates. The general partner believes that the Partnership will have sufficient capital resources and liquidity to continue to conduct its business in the ordinary course.

 Principal Sources and Uses of Cash

  The Partnership reported a decrease in cash and cash equivalents of $2.6 million during the first two quarters 1998. This decrease was due to the use of cash for investing and financing activities partially offset by cash provided by operating activities. The Partnership reported a decrease in cash and cash equivalents of $2.0 million for 1997. This decrease was due to the use of cash for investing and financing activities partially offset by cash provided by operating activities.

  The Partnership's principal source of cash is cash from operations. Total cash provided by operations remained steady at $18.0 million, for the twenty-four weeks ended June 19, 1998, when compared to the first two quarters 1997. Total cash provided by operations increased $1.5 million, to $20.9 million, for 1997 due to improved Hotel operating results. Total cash provided by operations was $19.4 million and $14.8 million for 1996 and 1995, respectively.

  The Partnership's principal uses of cash are to (i) pay for capital expenditures and to fund the property improvement funds, (ii) make deposits to restricted cash accounts, (iii) pay debt service on the Partnership's mortgage debt, and (iv) pay amounts owed to Host Marriott and Marriott International.

  Cash used in investing activities was $4.1 million for the first two quarters 1998, and $4.2 million for the first two quarters 1997. Cash used in investing activities for the first two quarters 1998, included capital expenditures of $3.4 million primarily related to furniture, fixtures, and equipment renewals and replacements at the Hotels. Cash used in investing activities decreased to $7.8 million in 1997 from $10.2 million in 1996. Cash used in investing activities included cash paid for FF&E of $7.3 million in 1997 compared to $9.9 million in 1996. Cash used in investing activities was $10.2 million in 1996, and cash provided by investing activities was $37.2 million in 1995 due to proceeds received from the gain on the sale of the Dallas Hotel.

  Cash used in financing activities was $16.5 million and $18.1 million for the first two quarters 1998 and 1997, respectively. Cash used in financing activities for the first two quarters 1998, included repayments to Host Marriott and affiliates of $4.6 million and repayments on the Partnership's mortgage debt of $3.8 million. Cash used in financing activities increased to $15.1 million in 1997 from $10.0 million in 1996. Cash used in financing activities for 1997 included repayments on the Partnership's mortgage debt of $7.2 million, repayments to Host Marriott and affiliates of $6.1 million, and net deposits to restricted cash accounts of $1.8 million. Cash used in financing activities was $10.0 million and $53.8 million in 1996 and 1995, respectively. In 1995, the Partnership repaid $59 million on its mortgage on the Bank Hotels primarily from proceeds from the sale of the Dallas Hotel and from a $10 million advance from Host Marriott under the Bank Guaranty.

  No cash was distributed to the partners during the First Two Quarters 1998, or the First Two Quarters 1997. No cash was distributed to the Partners for the years ended December 31, 1997, 1996 and 1995. Since all cash flow from the Partnership's hotels is utilized to pay Partnership obligations, no cash is expected to be available for distribution to the partners for the foreseeable future.

 Capital Expenditures

  It is anticipated that shortfalls in the property improvement fund for the six hotels financed with the Bank Loan, as defined below, will occur in 1999. The General Partner is currently working to resolve the expected shortfalls.

 Debt

  The Partnership's financing needs are funded through loan agreements with
(i) The Mitsui Trust and Banking Company (the "Bank Lender"), (ii) Host Marriott and its affiliates, and (iii) Marriott International and its affiliates.

  Total Partnership interest expense increased 4% to $11.9 million for the first two quarters 1998, when compared to the same period in 1997 primarily due to increased interest expense on the mortgage loan (the "Bank Loan"). The weighted average interest rate on the Bank Loan was 8.3% for the first two quarters 1998, as compared to 7.4% for the comparable period in 1997.

  On June 22, 1998, the Partnership made the required Bank Loan principal payment of $3.0 million. Thus, as of June 22, 1998, the Bank Loan principal balance is $165.9 million.

  The Bank Loan was scheduled to mature on December 22, 1998; however, an additional one-year extension was available. As required under the Bank Loan, the Partnership provided notice of its intent to extend the loan along with adequate debt service coverage tests to extend the Bank Loan maturity to December 22, 1999.

  Pursuant to the terms of the restated Bank Loan, operating profit, as defined, and the subordinated portion of the base management fee in excess of debt service for the six hotels financed with the Bank Loan must be held in a collateral account with the lender. After the end of each fiscal year, excess cash remaining in the collateral account is applied to repay Bank Loan principal, advances under the $26 million debt service guaranty (the "Bank Guaranty") provided by Host Marriott and, depending upon the unadvanced balance of the Bank Guaranty, deferred base management fees to Marriott International. As a result, on February 23, 1998, the Partnership repaid $3.8 million in principal on the Bank Loan, $2.2 million to Host Marriott on the Bank Guaranty, and $1.5 million to Marriott International for deferred base management fees using amounts in the collateral account. As of June 19, 1998, the balance of the Bank Loan was $168.9 million, $21.6 million was available under the Bank Guaranty, and deferred base management fees payable to Marriott International were $2.4 million.

  In connection with the restructuring of the Bank Loan, Host Marriott agreed to provide an additional guaranty (the "Interest Guaranty") for $12 million to cover any shortfalls in the payment of interest after application of all cash flow available for debt service. Advances with respect to interest will be made first under the Interest Guaranty and then under the Bank Guaranty or an equivalent "backup" guaranty provided by Marriott International. No amounts have been advanced under the Interest Guaranty. Additionally, in early 1998, in accordance with the terms of the Interest Guaranty, the amount available was reduced from $8 million to $4 million.

  Host Marriott advanced funds (the "Host FF&E Loans") to the Partnership from 1991 through 1994 for the purchase of FF&E. The loans are secured by payments from Marriott International under leases from the Partnership for FF&E replacements. On February 9, 1998, Marriott International repaid $1.5 million of principal to the Partnership on these leases, and the Partnership subsequently repaid $1.4 million of principal to Host

Marriott on the Host FF&E Loans. Therefore, as of June 19, 1998, the balance of the Host FF&E Loans was $1.5 million.

INFLATION

  For the three fiscal years ended December 31, 1997, the rate of inflation has been relatively low and, accordingly, has not had a significant impact on the Partnership's revenues and net losses before extraordinary items. However, the Hotel's room rates and occupancy levels are sensitive to inflation, and the amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Managers of its properties to obtain financial information. The General Partner believes that the managers have begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF POTOMAC HOTEL LIMITED PARTNERSHIP:

  We have audited the accompanying balance sheet of Potomac Hotel Limited Partnership, a Delaware limited partnership, (the "Partnership") as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements referred to below are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Hotel Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.,
March 4, 1998

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                            1997       1996
                                                          ---------  ---------
                         ASSETS
Property and equipment, net.............................. $ 154,253  $ 155,412
Due from Marriott International, Inc. and affiliates.....    10,173     10,870
Restricted cash..........................................     6,351      4,507
Property improvement funds...............................     3,792      3,141
Deferred financing costs, net............................       473        709
Cash and cash equivalents................................     3,182      5,228
                                                          ---------  ---------
                                                          $ 178,224  $ 179,867
                                                          =========  =========
            LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt.......................................... $ 172,667  $ 179,837
  Due to Host Marriott Corporation and affiliates........   125,549    124,370
  Incentive and base management fees due to Marriott In-
   ternational, Inc......................................    25,868     17,172
  Due to Marriott International, Inc. and affiliates.....       398      1,956
  Accrued interest and other liabilities.................       864        829
                                                          ---------  ---------
      Total Liabilities..................................   325,346    324,164
                                                          ---------  ---------
PARTNERS' DEFICIT
  General Partner
    Capital contribution.................................   172,093    172,093
    Cumulative net losses................................   (20,408)   (20,380)
    Cumulative withdrawals...............................  (186,527)  (186,527)
                                                          ---------  ---------
                                                            (34,842)   (34,814)
                                                          ---------  ---------
  Limited Partners
    Capital contributions, net of offering costs.........    15,600     15,600
    Cumulative net losses................................  (127,880)  (125,083)
                                                          ---------  ---------
                                                           (112,280)  (109,483)
                                                          ---------  ---------
      Total Partners' Deficit............................  (147,122)  (144,297)
                                                          ---------  ---------
                                                          $ 178,224  $ 179,867
                                                          =========  =========

                       See Notes to Financial Statements.

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                   1997      1996      1995
                                                 --------  --------  --------
REVENUES
  Hotel (Note 3)................................ $ 50,323  $ 45,853  $ 50,598
                                                 --------  --------  --------
OPERATING COSTS AND EXPENSES
  Depreciation..................................    8,430     5,473     5,912
  Incentive management fee......................    8,408     7,477     8,651
  Base management fee...........................    4,515     4,300     4,597
  Property taxes................................    3,071     3,081     4,082
  Ground rent, insurance and other..............    4,843     3,624     3,914
                                                 --------  --------  --------
                                                   29,267    23,955    27,156
                                                 --------  --------  --------
OPERATING PROFIT................................   21,056    21,898    23,442
  Interest expense..............................  (24,596)  (24,582)  (29,431)
  Other revenue.................................      715       843     1,448
  Gain on sale of Dallas Hotel..................      --        --     24,586
                                                 --------  --------  --------
NET (LOSS) INCOME BEFORE EXTRAORDINARY ITEM.....   (2,825)   (1,841)   20,045
EXTRAORDINARY ITEM
  Gain on forgiveness of deferred fees..........      --        --    146,303
                                                 --------  --------  --------
NET (LOSS) INCOME............................... $ (2,825) $ (1,841) $166,348
                                                 ========  ========  ========
ALLOCATION OF NET (LOSS) INCOME
  General Partner............................... $    (28) $    (18) $  7,612
  Limited Partners..............................   (2,797)   (1,823)  158,736
                                                 --------  --------  --------
                                                 $ (2,825) $ (1,841) $166,348
                                                 ========  ========  ========
NET (LOSS) INCOME BEFORE EXTRAORDINARY ITEM PER
 LIMITED PARTNER UNIT (1,800 UNITS)............. $ (1,554) $ (1,013) $  7,720
                                                 ========  ========  ========
NET (LOSS) INCOME PER LIMITED PARTNER UNIT
 (1,800 UNITS).................................. $ (1,554) $ (1,013) $ 88,187
                                                 ========  ========  ========


                       See Notes to Financial Statements.

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                   STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                GENERAL    LIMITED
                                                PARTNER   PARTNERS     TOTAL
                                                --------  ---------  ---------
Balance, December 31, 1994..................... $(44,408) $(266,396) $(310,804)
  Net income...................................    7,612    158,736    166,348
  Capital contribution from forgiveness of
   debt........................................    2,000        --       2,000
                                                --------  ---------  ---------
Balance, December 31, 1995.....................  (34,796)  (107,660)  (142,456)
  Net loss.....................................      (18)    (1,823)    (1,841)
                                                --------  ---------  ---------
Balance, December 31, 1996.....................  (34,814)  (109,483)  (144,297)
  Net loss.....................................      (28)    (2,797)    (2,825)
                                                --------  ---------  ---------
Balance, December 31, 1997..................... $(34,842) $(112,280) $(147,122)
                                                ========  =========  =========



                       See Notes to Financial Statements.

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     1997     1996      1995
                                                    -------  -------  --------
OPERATING ACTIVITIES
 Net (loss) income................................. $(2,825) $(1,841) $166,348
 Extraordinary item................................     --       --    146,303
                                                    -------  -------  --------
 Net (loss) income before extraordinary item.......  (2,825)  (1,841)   20,045
 Noncash items:
  Deferred incentive and base management fees......   8,696    7,737     9,435
  Depreciation.....................................   8,430    5,473     5,912
  Interest on amounts due to Host Marriott Corpora-
   tion and affiliates.............................   7,084    6,892     6,235
  Amortization of financing costs as interest......     236      237       310
  Loss on disposition of property and equipment....     --       136       103
  Interest on amounts due to an affiliate of
   Marriott International, Inc.....................     --        29       --
  Gain on sale of the Dallas Hotel.................     --       --    (24,586)
 Changes in operating accounts:
  Due from/to Marriott International, Inc. and af-
   filiates........................................    (985)     541    (2,719)
  Accrued interest and other liabilities...........     250      180        77
                                                    -------  -------  --------
   Cash provided by operating activities...........  20,886   19,384    14,812
                                                    -------  -------  --------
INVESTING ACTIVITIES
 Additions to property and equipment, net..........  (7,271)  (9,924)   (4,976)
 Change in property improvement funds..............    (651)     (63)   (2,590)
 Working capital received from (funded to) Marriott
  International, Inc. and affiliates, net..........     168     (262)      400
 Net proceeds from sale of the Dallas Hotel........     --       --     44,403
                                                    -------  -------  --------
  Cash (used in) provided by investing activities..  (7,754) (10,249)   37,237
                                                    -------  -------  --------
FINANCING ACTIVITIES
 Principal repayments on mortgage debt.............  (7,170)  (6,163)  (59,000)
 (Repayments to) advances from Host Marriott Corpo-
  ration and affiliates, net.......................  (6,120)  (4,670)    3,319
 Change in restricted cash.........................  (1,844)  (1,559)   (2,948)
 (Repayments to) advances from affiliates of
  Marriott International, Inc......................     (44)     (37)      350
 Collection of amounts due from Marriott Interna-
  tional, Inc......................................     --     2,383     5,755
 Payment of financing costs........................     --       --     (1,112)
 Increase in amounts due from Marriott Internation-
  al, Inc..........................................     --       --       (157)
                                                    -------  -------  --------
  Cash used in financing activities................ (15,178) (10,046)  (53,793)
                                                    -------  -------  --------
DECREASE IN CASH AND CASH EQUIVALENTS..............  (2,046)    (911)   (1,744)
CASH AND CASH EQUIVALENTS at beginning of year.....   5,228    6,139     7,883
                                                    -------  -------  --------
CASH AND CASH EQUIVALENTS at end of year........... $ 3,182  $ 5,228  $  6,139
                                                    =======  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for mortgage and other interest......... $17,046  $17,528  $ 22,555
                                                    =======  =======  ========
NONCASH FINANCING ACTIVITIES:
Forgiveness of obligations due to General Partner
 accounted for as a capital contribution........... $   --   $   --   $  2,000
                                                    =======  =======  ========

                       See Notes to Financial Statements.

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Potomac Hotel Limited Partnership (the "Partnership") was formed in Delaware on December 17, 1981, to acquire, develop, own, and operate up to 11 Hotels (the "Hotels"). On July 16, 1982, 1,800 limited partnership interests ("Units") were sold pursuant to a public offering at $10,000 per unit. The Partnership commenced operations on July 17, 1982. The Hotels are operated as part of the Marriott full-service hotel system and are managed by Marriott International, Inc. ("Marriott International") or Marriott Hotel Services, Inc. ("MHSI"), which is a subsidiary of Marriott International, (collectively the "Managers"). The sole general partner of the Partnership is Host Marriott Corporation ("Host Marriott" or the "General Partner").

  The General Partner contributed five existing hotels (including one undergoing substantial renovation), three hotels under construction, and sites for three hotels planned to be developed to the Partnership in exchange for $186,527,000 and a 1% General Partner interest. These funds were borrowed by the Partnership under a loan agreement (see Note 6). The Partnership completed the development and construction of its final hotel during 1984. On January 31, 1986, the Partnership sold its 307-room Denver West Hotel to Host Marriott in accordance with provisions of the loan agreement and the partnership agreement. As discussed in Note 6, foreclosures on the Raleigh, Tampa, and Point Clear Hotels occurred in 1993 and 1994. In 1994, the Partnership repurchased the Raleigh and Tampa Hotels using proceeds from two loans advanced by a subsidiary of Host Marriott. On August 22, 1995, the Partnership sold its Dallas Hotel to a wholly-owned subsidiary of Host Marriott and used the proceeds to repay a portion of its mortgage debt in connection with the restructuring of the Bank Loan, as described in Note 6. As of December 31, 1997, the Partnership owned and operated eight hotels located in the following cities: Albuquerque, New Mexico; Greensboro, North Carolina; Houston, Texas; Miami, Florida; Raleigh, North Carolina; Scottsdale, Arizona; Seattle, Washington; and Tampa, Florida.

 Partnership Allocations and Distributions

  The partnership agreement provides for the distribution of cash and the allocation, for tax purposes, of operating income, gains and losses, and deductions and credits among the partners. Except for all cash proceeds attributable to the replacement of furniture, fixtures and equipment ("FF&E") as well as depreciation and interest on indebtedness (all of which are specially allocated to the General Partner by the partnership agreement), profits and losses are allocated between the partners as follows:

                                                                  PROFITS LOSSES
                                                                  ------- ------
      General Partner............................................    25%     1%
      Limited Partners...........................................    75%    99%

  Any future distributions of cash will be made in the same percentages that profits and losses are allocated.

  Gains (for financial statement purposes) from the sale or other disposition of Partnership property are allocated (i) first, to the partners with negative capital accounts in proportion to their capital investment balances and (ii) thereafter 25% to the General Partner and 75% to the limited partners.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership records are maintained on the accrual basis of accounting, and its fiscal year coincides with the calendar year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Working Capital and Supplies

  Pursuant to the terms of the Partnership's management agreements discussed in Note 8, the Partnership is required to provide the Managers with working capital and supplies to meet the operating needs of the Hotels. The Managers convert cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Managers. Upon the termination of the agreements, it is expected that the working capital and supplies will be converted into cash and returned to the Partnership or transferred to a subsequent owner or operator for consideration. As a result of these conditions, the individual components of working capital and supplies controlled by the Managers are not reflected in the accompanying balance sheet.

 Revenues and Expenses

  Hotel revenues represent house profit of the Partnership's Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotels to the Managers. House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation, base and incentive management fees, property taxes, ground rent, insurance, and certain other costs, which are disclosed separately in the statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $100.2 million, $97.5 million and $102.6 million for the year ended December 31, 1997, 1996 and 1995, respectively and will have no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at the cost incurred directly by the Partnership or at the cost incurred by the General Partner in the case of those assets contributed by the General Partner. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

      Buildings and improvements.....................................   40 years
      Leasehold improvements.........................................   40 years
      Furniture and equipment........................................ 4-10 years

  The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties will be less than their net book value. If a property is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Deferred financing costs consist of legal and accounting fees and other costs incurred in connection with obtaining Partnership financing. Financing costs are amortized using the straight-line method, which approximates the effective interest rate method, over the life of the mortgage debt. As of December 31, 1997 and 1996, deferred financing costs totaled $1,256,000. Accumulated amortization of deferred financing costs as of December 31, 1997 and 1996, was $783,000 and $547,000, respectively.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Income Taxes

  Provision for federal and state income taxes has not been made in the accompanying financial statements because the Partnership does not pay income taxes but, rather, allocates profits and losses to the individual partners. Significant differences exist between the net income or loss for financial reporting purposes and the net income or loss as reported in the Partnership's tax return. These differences are due primarily to the use for tax purposes of differing useful lives and accelerated depreciation methods for assets, differing bases in contributed capital, and differing timings of the recognition of management fee expenses. As a result of these differences, the excess of the net liabilities reported on a tax basis over the net liabilities reported in the accompanying financial statements was $36 million as of December 31, 1997, and $46 million as of December 31, 1996.

 Statement of Financial Accounting Standards

  In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

 Reclassifications

  Certain reclassifications were made to the prior years financial statements to conform to the current year presentation.

NOTE 3. REVENUES

  Hotel revenues consist of the following hotel operating results for the three years ended December 31 (in thousands):

                                                       1997     1996     1995
                                                     -------- -------- --------
   HOTEL SALES
     Rooms.......................................... $ 95,761 $ 89,916 $ 94,654
     Food and beverage..............................   43,385   42,111   46,605
     Other..........................................   11,348   11,315   11,977
                                                     -------- -------- --------
                                                      150,494  143,342  153,236
                                                     -------- -------- --------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms........................................   23,556   22,619   23,443
       Food and beverage............................   33,231   32,863   35,569
     Other hotel operating expenses.................   43,384   42,007   43,626
                                                     -------- -------- --------
                                                      100,171   97,489  102,638
                                                     -------- -------- --------
   HOTEL REVENUES................................... $ 50,323 $ 45,853 $ 50,598
                                                     ======== ======== ========

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land..................................................... $ 10,444  $ 10,444
   Building and improvements................................  194,661   191,449
   Furniture and equipment..................................   26,758    22,699
                                                             --------  --------
                                                              231,863   224,592
   Less accumulated depreciation............................  (77,610)  (69,180)
                                                             --------  --------
                                                             $154,253  $155,412
                                                             ========  ========

NOTE 5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.

                               AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                               ------------------------ ------------------------
                                            ESTIMATED                ESTIMATED
                                CARRYING       FAIR      CARRYING       FAIR
                                 AMOUNT       VALUE       AMOUNT       VALUE
                               ----------- ------------ ----------- ------------
                                    (IN THOUSANDS)           (IN THOUSANDS)
   DEBT AND OTHER LIABILITIES
   Mortgage debt.............  $   172,667 $   173,474  $   179,837 $   177,695
   Due to Host Marriott Cor-
    poration and affiliates..      122,356      40,803      118,280      41,313
   Due to Marriott Interna-
    tional, Inc. and affili-
    ates.....................       26,168       3,208       17,515       2,086

  The estimated fair value of mortgage debt is based on the expected future debt service payments, discounted at estimated market rates adjusted for the presence of debt service guaranties. "Due to Host Marriott Corporation and affiliates" and "Due to Marriott International, Inc. and affiliates" are valued based on the expected future payments from operating cash flow discounted at risk adjusted rates.

NOTE 6. DEBT

 Host Marriott Guaranty

  The Partnership originally entered into a loan agreement dated January 14, 1982, (the "Original Loan") which funded up to $348 million to finance the acquisition and development of the Hotels. In connection with the Original Loan, the General Partner agreed to advance up to $42.6 million to cover debt service shortfalls (the "Host Marriott Guaranty"). The General Partner advanced a total of $33.4 million under the Host Marriott Guaranty. The Partnership repaid $22.3 million and $5 million from the proceeds of the S&L Loan and the Bank Loan, respectively, as defined below. Therefore, as of December 31, 1997, $6.1 million plus accrued interest was outstanding related to the Host Marriott Guaranty.

 Savings and Loan Association Loan

  On February 28, 1985, the Partnership borrowed $103 million (the "S&L Loan") from a savings and loan association (the "S&L Lender") to refinance the loans on three of its hotels located in Raleigh, North Carolina; Tampa, Florida; and Point Clear, Alabama (the "S&L Hotels") and to repay a portion of the Host Marriott Guaranty ($22.3 million). The S&L Loan, with an original maturity of March 1, 2000, bore interest at 2.75% over the monthly average rate on six-month Treasury Bills (subject to a 9% floor and a 16% ceiling). For the years 1989 through 1992, the S&L Lender, the Manager, and the General Partner agreed to several modifications including (i) reductions in the interest rate, (ii) reductions in the base management fees paid to the Manager, (iii) increases in the debt service guaranty provided by Host Marriott (the "S&L Guaranty"), and (iv) Host Marriott's subordination of cash flow generated from the Host Marriott owned 66-room addition to the Raleigh Hotel.

 Bank Loan

  On December 22, 1987, the Partnership borrowed $245 million (the "Bank Loan") from The Mitsui Trust and Banking Company (the "Bank Lender") to repay the outstanding indebtedness on seven of its Hotels (the "Bank Hotels"), a portion of the Host Marriott Guaranty ($5.0 million), and related transaction costs. The Bank Loan bore interest at an effective fixed rate of 10.37% and required monthly interest payments with the entire principal balance due at maturity.

  The Bank Loan was secured by first priority liens on the Bank Hotels and all related assets, including working capital and supplies advanced to the Manager for each Bank Hotel. The Bank Loan established a priority for distributions of cash from operations, prohibited the Partnership from creating any other liens on the Bank Hotels, and restricted the Partnership from incurring certain other indebtedness. The Bank Loan was non-recourse to the Partnership and its partners, but was supported by a $26 million Host Marriott guaranty (the "Bank Guaranty") and an equivalent Marriott International "backup" guaranty (to be funded only if Host Marriott did not fund its guaranty).

  The Bank Loan matured on December 22, 1994, with a principal balance of $245 million, and was not repaid at that time because the Partnership had insufficient funds to do so. On December 22, 1994, the Partnership entered into a forbearance agreement with the Bank Lender under which the Bank Lender agreed not to exercise its rights and remedies for nonpayment of the Bank Loan on the maturity date until February 24, 1995. The forbearance agreement was subsequently extended until August 22, 1995, to allow the Partnership time to solicit the consent of its limited partners regarding the sale of the Dallas Hotel to a subsidiary of the General Partner in connection with the restructuring of the Bank Loan. In exchange for the Bank Lender's agreement to forbear, the Partnership made monthly interest payments at the one-month London Interbank Offered Rate ("LIBOR") rate plus two percentage points for the period December 22, 1994, through June 21, 1995, and at the one-month LIBOR rate plus two-and-one-quarter percentage points for the period June 22, 1995, through August 21, 1995.

 Restructured Bank Loan

  On August 22, 1995, the General Partner and the Bank Lender successfully completed the restructuring and extension of the Bank Loan. The principal terms of the restructured Bank Loan are as follows: (i) the General Partner advanced $10 million under the Bank Guaranty, which was used to pay down principal on the Bank Loan (advances under the Bank Guaranty bear interest at an annual rate equal to the prime rate, as announced by Bankers Trust Company); (ii) the Partnership used $44 million of proceeds from the sale of the Dallas Hotel to repay principal on the Bank Loan; (iii) the maturity of the Bank Loan was extended to December 22, 1997, with two additional one-year extensions available if certain debt service coverage tests are met; (iv) semi-annual payments of interest at the six-month LIBOR rate plus 1.5 percentage points and annual payments of principal of $5 million during the first three years of the restructured loan and $6 million during any extension periods; (v) the General Partner's liability under the Bank Guaranty remained at $26 million (subject to a credit for the advance of $10 million described in (i) above); (vi) Marriott International continued its "backup" guaranty ( the "Marriott International Backup Guaranty"), under which Marriott International agreed to advance any amounts not advanced by Host Marriott under the Bank Guaranty; (vii) Host Marriott (but not Marriott International) agreed to an additional guaranty (the "Interest Guaranty") for $12 million to cover any shortfalls in the payment of interest after application of all cash flow available for debt service (advances in respect to interest will be made first under the Interest Guaranty then under the Bank Guaranty or the Marriott International Backup Guaranty); (viii) the Interest Guaranty is to be reduced each year by $4 million less any Interest Guaranty advances as of the date such reduction is to occur and the Interest Guaranty will be increased by $4 million for each extension period, if applicable (the remaining liability under the Bank Guaranty and the Marriott International Backup Guaranty in any event must at least be equal to the scheduled amortization payments due during the extension periods); (ix) all Partnership cash relating to the Bank Hotels (including the Bank Hotels property improvement fund and the subordinated base management fees) collateralize the Bank Loan; (x) the Bank Lender was paid a fee of $573,000 for the successful restructuring of the Bank Loan; and (xi) the Bank Lender required Marriott International to terminate the management agreement related to the Bank Hotels (the "Marriott International Management Agreement") and to forgive the deferred balances of base and incentive management fees outstanding as of December 31, 1994. The Partnership recorded an extraordinary gain of $146.3 million in 1995 to recognize the gain which resulted from the forgiveness of the deferred fees. In addition, the Bank Lender required a portion of the base management fee equal to 1% of gross Bank Hotel sales and a portion of the property improvement fund contribution equal to 1% of gross Bank Hotel sales to be subordinated to the payment of debt service.

  The Bank Loan was scheduled to mature on December 22, 1997; however, two one-year extensions were available. As required under the Bank Loan, on June 19, 1997, the Partnership provided notice to the lender of its intent to extend the loan along with a debt service coverage ratio calculation with a required ratio greater than 1.2 and successfully extended the Bank Loan maturity to December 22, 1998. An additional one-year extension is available under the Bank Loan, and in order to extend the loan to December 22, 1999, the Partnership must provide notice of its intent to extend the loan along with adequate debt service coverage tests to the lender by June 22, 1998. Based on current debt service coverage tests, the Partnership expects to be able to exercise the additional one-year extension of the loan upon its maturity on December 22, 1998.

  Pursuant to the terms of the restated Bank Loan, operating profit, as defined, and the subordinated portion of the base management fee from the Bank Hotels in excess of debt service must be held in a collateral account with the Bank Lender. After the end of each fiscal year, excess cash remaining in the collateral account is applied as follows: (i) 50% to repay Bank Loan principal and (ii) 50% to pay principal and interest on advances under the Bank Guaranty, until the unadvanced portion of the Bank Guaranty is replenished to a balance of $20.0 million. Thereafter, excess cash in the collateral account is applied as follows: (i) 50% to repay Bank Loan principal, (ii) 25% to pay principal and interest on advances under the Bank Guaranty, and (iii) 25% to repay deferred base management fees to Marriott International.

  As of December 31, 1997 and 1996, the principal balance of the Bank Loan was $172.7 million and $179.8 million, respectively. As of December 31, 1997 and 1996, $8.5 million and $10.0 million including accrued interest, respectively, was outstanding pursuant to the Bank Guaranty. On February 23, 1998, in accordance with the cash flow priorities described in the preceding paragraph, the Partnership repaid $3.8 million in principal on the Bank Loan, $2.2 million to Host Marriott on the Bank Guaranty, and $1.5 million to Marriott International for deferred base management fees using amounts in the collateral account. Therefore, as of February 23, 1998, the balance on the Bank Loan was $168.9 million, $21.6 million was available under the Bank Guaranty, and deferred base management fees payable to Marriott International were $2.1 million. The weighted average interest rate on the Bank Loan was 7.46% for 1997, 7.26% for 1996, and 7.89% for 1995. At December 31, 1997, the
interest rate on the Bank Loan was 8.25%. The weighted average interest rate on the Bank Guaranty was 8.44% for 1997, 8.27% for 1996, and 8.85% for 1995. At December 31, 1997, the interest rate on the Bank Guaranty was 8.50%.

  No amounts were advanced under the Interest Guaranty during 1997. Additionally on December 22, 1997, in accordance with the terms of the Interest Guaranty, the amount available was increased from $4 million to $8 million, and in early 1998, the amount available was reduced to $4 million.

 Raleigh and Tampa Loans

  The Partnership repurchased the Raleigh Hotel and the Tampa Hotel on May 20, 1994, and July 11, 1994, respectively, with funding provided by non-recourse loans to the Partnership from a wholly-owned subsidiary of Host Marriott.

  The non-recourse loan for the Raleigh Hotel totaled $19.4 million to cover the $18.7 million purchase price and closing costs. Under the terms of the loan, $14.0 million of principal ("Raleigh Note A") bears interest at a fixed rate of 10% and requires quarterly payments of interest and principal, based on a 25-year amortization schedule, with a balloon payment due at maturity on May 20, 2001. The remaining principal of $5.4 million ("Raleigh Note B") bears interest at a fixed rate of 11.5% and matures on May 20, 2006. Cash flow from the Raleigh Hotel is used to pay debt service in the following order of priority: (i) interest on Raleigh Note A, (ii) principal on Raleigh Note A, and (iii) interest on Raleigh Note B. The remaining cash flow is used to pay principal on Raleigh Note B. If cash flow is insufficient to pay interest on Raleigh Note B, the unpaid interest rolls into the Raleigh Note B principal balance annually. As of December 31, 1997 and 1996, the Raleigh Note A principal balance was $13.5 million, and the Raleigh Note B principal balance was $3.8 million and $4.8 million, respectively.

  The non-recourse loan for the Tampa Hotel totaled $16.3 million to cover the $15.7 million purchase price and closing costs. Under the terms of the loan, $10.0 million of principal ("Tampa Note A") bears interest at a fixed rate of 10% and requires quarterly payments of interest and principal, based on a 25-year amortization schedule, with a balloon payment due at maturity on July 11, 2001. The remaining principal of $6.3 million ("Tampa Note B") bears interest at a fixed rate of 11.5% and matures on July 11, 2006. Cash flow from the Tampa Hotel is used to pay debt service in the following order of priority:
(i) interest on Tampa Note A, (ii) principal on Tampa Note A, and (iii) interest on Tampa Note B. The remaining cash flow is used to pay principal on Tampa Note B. If cash flow is insufficient to pay interest on Tampa Note B, the unpaid interest rolls into the Tampa Note B principal balance annually. As of December 31, 1997 and 1996, the Tampa Note A principal balance was $9.7 million, and the Tampa Note B principal balance was $5.4 million and $6.1 million, respectively.

  Both of the Raleigh and Tampa loans are secured by a first priority lien on the building; land (the Partnership's leasehold interest in the case of the Tampa Hotel); furniture, fixtures and equipment; and working capital and supplies advanced to the Manager.

  As of December 31, 1997, required principal payments related to the Raleigh and Tampa Loans are as follows (in thousands):

      YEAR
      ----
      1998.............................................................. $   325
      1999..............................................................     357
      2000..............................................................     393
      2001..............................................................  22,125
      2002..............................................................     --
      Thereafter........................................................   9,200
                                                                         -------
                                                                         $32,400
                                                                         =======

 Furniture, Fixtures and Equipment Loans

  Prior to December 22, 1994, the Bank Loan and Marriott International Management Agreement, as defined in Note 8, required the Partnership to deposit funds in an escrow account (based on a percentage, ranging from 1% to 5%, of Bank Hotel sales) to be used to replace FF&E at the Bank Hotels. Additionally, the Bank Loan required the General Partner to fund up to $30 million of these reserves, if necessary (the "FF&E Guaranty"). The Marriott International Management Agreement contained a similar reserve requirement for the S&L Hotels.

  Host Marriott advanced funds (the "Host FF&E Loans") for the purchase of FF&E for the Bank Hotels from 1991 through 1994 pursuant to the FF&E Guaranty and also provided loans for the purchase of FF&E at the S&L Hotels for 1991 and 1992. The Host FF&E Loans bear interest at the prime rate and are to be repaid in annual installments over six years. As of December 31, 1997 and 1996, $2.9 million and $5.2 million was outstanding under the Host FF&E Loans. The weighted average interest rate was 8.44% for 1997, 8.27% for 1996 and 8.85% for 1995. At December 31, 1997, the
interest rate was 8.50%.

  As of December 31, 1997, required principal payments related to the Host FF&E Loans are as follows (in thousands):

      YEAR                                                                AMOUNT
      ----                                                                ------
      1998............................................................... $2,600
      1999...............................................................    300
                                                                          ------
                                                                          $2,900
                                                                          ======

  Subsequent to year-end, the Partnership repaid $1.4 million of principal to Host Marriott on the Host FF&E Loans, thereby reducing the balance on the Host FF&E Loans to $1.5 million.

  These loans are non-recourse to the Partnership and its partners and are secured by payments from Marriott International under the FF&E Leases, as defined in Note 8. Interest expense on these loans is offset by lease payments received under the Marriott International FF&E Leases. As of December 31, 1997 and 1996, Marriott International owed $2.9 million plus accrued interest to the Partnership pursuant to these agreements with the final installment due on December 31, 1999. Subsequent to year-end, Marriott International repaid $1.5 million of principal to the Partnership on the Marriott International FF&E Leases.

  Since 1995 the Bank Hotels' FF&E funding requirements have been met through contributions to a property improvement fund for the combined Bank Hotels. Since its acquisition date in 1994, the FF&E funding requirements for the Tampa Hotel have been met through the establishment of a property improvement fund for the Hotel. However, the Raleigh Hotel required additional funds, as described below. See Note 8 for further details on the property improvement funds.

 Raleigh Hotel Furniture, Fixtures and Equipment Loans

  In 1995, Host Marriott and MHSI each provided an unsecured loan to the Partnership in the amount of $350,000 ("Raleigh $350,000 FF&E Loans") to fund costs of a softgoods rooms renovation at the Raleigh Hotel in excess of amounts available in the Hotel's property improvement fund. Each Raleigh $350,000 FF&E Loan was fully advanced to the Partnership by January 24, 1995. The Raleigh $350,000 FF&E Loans bear interest at the prime rate. Payments on the loans are made each accounting period from a portion of the property improvement fund contribution equal to 1% of gross Hotel sales and are applied first to interest and then to principal. The Raleigh $350,000 FF&E Loans are due and payable on the earlier of the termination of the Raleigh management agreement or December 31, 2005. Interest accrued in 1995 was added to the principal balance of each of the loans. As of December 31, 1997 and 1996, $298,000 and $342,000, respectively, was due on each of the Raleigh $350,000 FF&E Loans. The weighted average interest rate was 8.44% for 1997, 8.27% for 1996, and 8.85% for 1995. At December 31, 1997, the interest rate on the Raleigh $350,000 FF&E Loans was 8.50%.

  In 1996, Host Marriott provided another unsecured loan to the Partnership in the amount of $700,000 ("Raleigh $700,000 FF&E Loan") to fund costs of a casegoods rooms renovation at the Raleigh Hotel in excess of the amounts available in the Hotel's property improvement fund. The Raleigh $700,000 FF&E Loan was fully advanced to the Partnership by December 9, 1996. The Raleigh $700,000 FF&E Loan bears interest at the prime rate plus 0.5%. Payments on the loan are made each accounting period from a portion of the property improvement fund contribution equal to 1% of gross Hotel sales and are applied first to interest and then to principal. The Raleigh $700,000 FF&E Loan is due and payable on the earlier of the termination of the Raleigh management agreement or December 31, 2003. As of December 31, 1997 and 1996, $571,000 and $658,000, respectively, was due on the Raleigh $700,000 FF&E Loan. The weighted average interest rate was 8.94% for 1997 and 8.75% for 1996. At December 31, 1997, the interest rate was 9.00%.

 Other Loans

  As of December 31, 1997, the Partnership also owed Host Marriott $88.8 million including accrued interest, as follows: (i) $64.4 million related to the original Host Marriott Guaranty and the S&L Guaranty; (ii) $8.5 million related to the Bank Guaranty; (iii) $5.4 million related to working capital advances; (iv) $8.9 million for capital improvements at the Point Clear, Alabama Hotel; and (v) $1.6 million from Host Marriott's subordination of cash flow from the 66-room Raleigh addition. All of the above-mentioned advances bear interest at the prime rate as announced by Bankers Trust Company with a weighted average interest rate of 8.44% for 1997, 8.27% for 1996, and 8.85% for 1995. At December 31, 1997, the interest rate was 8.50%.

  All Partnership indebtedness, including the Bank Loan, guaranty advances, other General Partner loans, and deferred base and incentive management fees, which is outstanding upon dissolution of the Partnership must be repaid before any cash distributions can be made to the partners.

NOTE 7. LEASES

  The Partnership's five ground leases have lease terms expiring in 2006 (Tampa), 2008 (Greensboro and Miami), 2009 (Houston), and 2032 (Albuquerque) and contain one or more renewal options that allow the Partnership to extend the leases from 15 to 50 additional years. The leases generally provide for minimum base rentals as well as additional ground rentals which are calculated as a percentage of sales in excess of minimum base rentals. Total ground rental expense for the three years ended December 31 consisted of (in thousands):

                                                            1997   1996   1995
                                                           ------ ------ ------
      Minimum rentals..................................... $1,548 $1,548 $1,548
      Additional rentals based on sales...................    719    706    664
                                                           ------ ------ ------
                                                           $2,267 $2,254 $2,212
                                                           ====== ====== ======

  Minimum rentals for the five Hotels operating under noncancelable leases for real estate for future years (exclusive of percentage rentals) are as follows (in thousands):

                                                                        MINIMUM
      YEAR                                                              RENTAL
      ----                                                              -------
      1998............................................................. $ 1,548
      1999.............................................................   1,548
      2000.............................................................   1,548
      2001.............................................................   1,548
      2002.............................................................   1,548
      Thereafter.......................................................  13,216
                                                                        -------
      Total minimum lease payments..................................... $20,956
                                                                        =======

NOTE 8. MANAGEMENT AGREEMENTS

 Marriott International Management Agreement

  On July 16, 1982, the Partnership entered into a management agreement with Marriott International (the "Marriott International Management Agreement") to manage and operate the Hotels for a term of 25 years from the opening of each Hotel with renewal terms, at the option of Marriott International, of up to an additional 50 years. The Marriott International Management Agreement provided for payment of base management fees equal to a percentage of sales ranging from 7% to 8% depending on the length of time the Hotel had been open as well as incentive management fees equal to a percentage of hotel operating profit, as defined, ranging from 20% to 90% depending on the level of returns from operating profit paid to the Partnership. In connection with obtaining the Bank Loan, the Marriott International Management Agreement was amended on December 22, 1987, with respect to the Bank Hotels to provide for the payment of base management fees only after payment of debt service on the Bank Loan. If funds available after debt service were insufficient to pay all base management fees related to the Bank Hotels, the fees were deferred without interest and payable in future years. The Partnership and the S&L Lender also modified the Marriott International Management Agreement with respect to the S&L Hotels, providing for reductions in the base management fees for 1989 through 1993. As of December 31, 1994, the balance of deferred base management fees was $47.5 million. Payment of the incentive management fees was dependent upon the availability of cash flow after debt service, and incentive management fees were payable only after repayment of certain debt service guaranty advances and certain priority returns to the Partnership expressed as a percentage of limited partner invested equity. Through December 31, 1994, no incentive management fees had been paid since inception. As of December 31, 1994, deferred incentive management fees were $98.8 million. In connection with the Bank Loan restructuring in 1995, the Marriott International Management Agreement was terminated and the deferred balances of base and incentive management fees outstanding as of December 31, 1994, were forgiven. The Partnership recorded an extraordinary gain of $146.3 million in 1995 to recognize the gain which resulted from the forgiveness of the deferred fees.

  Until the termination of the Marriott International Management Agreement, Marriott International entered into leases (the "FF&E Leases") from the Partnership for all FF&E replacements for terms of up to six years. Lease payments represent an amount approximately equal to the principal amortization, interest, and fees associated with indebtedness incurred by the Partnership to finance the replacements and any sales and use taxes, personal property taxes, insurance premiums, and additional costs incurred by the Partnership in connection with the acquisition and use of such replacements. As of December 31, 1997 and 1996, Marriott International was obligated to pay $2.9 million and $5.2 million, respectively, to the Partnership under these agreements.

 Bank Hotels Management Agreement

  Effective December 31, 1994, in connection with the Bank Loan restructuring, the Partnership entered into a new management agreement (the "Bank Hotels Management Agreement") with Marriott International. This agreement provides for an initial term of 25 years from the opening date, as specified in the agreement, of each Bank Hotel with renewal terms at the option of Marriott International of up to an additional 50 years. The Bank Hotels Management Agreement provides Marriott International with a base management fee of 3% of gross Bank Hotel sales. In accordance with the restructured Bank Loan, a portion of the base management fee equal to 1% of gross Bank Hotel sales (the "Subordinated Base Management Fee") is subordinate to the payment of debt service on the Bank Loan and repayment of certain advances under the Bank Guaranty. As a result, the Subordinated Base Management Fee is set aside in a collateral account to be made available for the payment of (i) debt service on the Bank Loan, (ii) debt service on the Bank Guaranty, and (iii) depending upon the balance of the Bank Guaranty, deferred base management fees. Any unpaid base management fees are deferred without interest and are payable in future years. As of December 31, 1997 and 1996, deferred base management fees were $3.6 million and $2.4 million, respectively. On February 23, 1998, the Partnership repaid $1.5 million to Marriott International for deferred base management fees. Therefore, as of February 23, 1998, deferred base management fees were $2.1 million.

  The Manager will continue to earn incentive management fees equal to 20% of hotel operating profit, as defined, and additional incentive management fees, after certain returns to the Partnership, ranging from 10% to 70% of hotel operating profit depending upon the level of returns achieved by the Partnership. Payment of incentive management fees will continue to be fully subordinated to the payment of debt service and to the replenishment of all guaranties. As of December 31, 1997 and 1996, deferred incentive management fees were $22.2 million and $14.8 million, respectively.

  The Bank Hotels Management Agreement also requires the Partnership to maintain a property improvement fund (the "Bank Hotels Property Improvement Fund") to ensure that the physical condition and product quality of the Bank Hotels are maintained. Contributions to the Bank Hotels Property Improvement Fund are equal to 5% of gross Bank Hotel sales.

  On February 24, 1995, the Partnership, the Bank Lender, and Marriott International entered into a cash collateral agreement with terms effective January 1, 1995, whereby all Partnership cash relating to the Bank Hotels (including the Bank Hotels Property Improvement Fund and the Subordinated Base Management Fees) was pledged as collateral for the Bank Loan. Pursuant to the cash collateral agreement, a portion of the Bank Hotels Property Improvement Fund contribution equal to 4% of gross Bank Hotel sales is to be deposited into an escrow account for the FF&E needs of the Bank Hotels. This escrow balance as of December 31, 1997 and 1996, was $2.8 million and $2.4 million, respectively. The remaining portion of the Bank Hotels Property Improvement Fund contribution equal to 1% of gross Bank Hotel sales is to be deposited into a restricted cash account which is subordinated to the payment of current debt service on the Bank Loan. Any balance remaining in the restricted cash account at the end of each year, after payment of debt service, will be released from any restrictions. As of December 31, 1997 and 1996, the balance in the restricted cash account was $1.1 million. The balance in the fund was not required for 1997 or 1996 debt service and was transferred to the Bank Hotels Property Improvement Fund in early 1998 and 1997, respectively.

 Raleigh and Tampa Management Agreements

  Upon the Partnership's reacquisition of the Raleigh and Tampa Hotels, the Partnership entered into new management agreements (the "MHSI Agreements") with MHSI for each of the Hotels. These agreements provide for payments to MHSI as follows: (i) a base management fee equal to 3% of gross Hotel sales and (ii) an incentive management fee equal to 20% of operating profit, as defined. The MHSI Agreements provide for an initial term expiring on December 31, 2009. MHSI may renew each agreement at its option, for up to two successive eight-year terms. The Partnership may terminate the Raleigh or Tampa management agreement after June 18, 1999, and July 16, 1999, respectively, if specified minimum operating results for each Hotel are not achieved. However, MHSI can prevent termination by waiving its base management fee with respect to each Hotel for a two-year period.

  The MHSI Agreements provide for a priority return to the Partnership equal to 10.75% of the owner's investment, plus ground rent in the case of the Tampa Hotel. As of December 31, 1997, the Raleigh and Tampa owner's investment was $19.6 million and $16.8 million, respectively. The MHSI Agreement for Raleigh provides for a portion of the base management fee payable to MHSI equal to 1% of gross Hotel sales to be subordinated to the first 10% of the 10.75% priority return for five years from the effective date of the Raleigh agreement. Any unpaid base management fees will accrue and are payable from any excess operating profit; however, any deferred base management fees remaining on June 18, 1999, will be waived. As of December 31, 1997 and 1996, no base management fees were deferred under the Raleigh management agreement.

  Incentive management fees are payable from 40% of available cash flow, as defined. Any unpaid incentive management fees for the Raleigh and Tampa Hotels are waived annually. In 1997, incentive management fees paid for the Raleigh and Tampa Hotels were $567,000 and $350,000, respectively. In 1996, incentive management fees paid for the Raleigh and Tampa Hotels were $574,000 and $315,000, respectively.

  Each MHSI Agreement provides for the establishment of a property improvement fund ("Property Improvement Fund") for each Hotel. Contributions to the Property Improvement Fund equal 5% of gross Hotel sales from each Hotel. However, effective August 1996, MHSI and the Partnership agreed to increase the contribution from 5% to 7% for the Raleigh Hotel until an additional $300,000 was deposited to cover the cost of certain renovations. This increase was in effect until the fourth quarter of 1997. In addition, a portion of the contribution for the Raleigh Hotel equal to 2% of gross Hotel sales is used to pay interest and principal on the Raleigh $350,000 FF&E Loans and the Raleigh $700,000 FF&E Loan. As of December 31, 1997, the balances of the Raleigh and Tampa Property Improvement Funds were $727,000 and $232,000, respectively. As of December 31, 1996, the balances of the Raleigh and Tampa Property Improvement Funds were $678,000 and $67,000, respectively.

 General

  Pursuant to the terms of the management agreements, the Managers are required to furnish the Hotels with certain services ("Chain Services") which generally are provided on a central or regional basis to all hotels in the Marriott hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services, as needed, which may be performed more efficiently on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic hotels managed, owned, or leased by Marriott International or its subsidiaries. In addition, the Hotels also participate in Marriott International's Marriott Rewards Program ("MRP"). This program was formerly called the Honored Guest Awards Program. The cost of this program is charged to all hotels in the Marriott hotel system based on the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership was $7.3 million in 1997, $7.1 million in 1996, and $7.6 million in 1995.

  Pursuant to the terms of the management agreements, the Partnership is required to provide the Managers with working capital and supplies to meet the operating needs of the Hotels. In 1995, in conjunction with the sale of the Dallas Hotel, $946,000 was reimbursed by the Dallas Hotel to the Partnership. These funds were used to pay interest and principal on working capital advances from Host Marriott. Additionally during 1995, Marriott International returned $400,000 in working capital to the Partnership. During 1996, the Partnership advanced $262,000 to Marriott International for working capital. During 1997, $168,000 in working capital was returned to the Partnership. Therefore, as of December 31, 1997 and 1996, $5.1 million and $5.3 million, respectively, has been advanced to the Managers for working capital and supplies for the Hotels.

NOTE 9. RELATED PARTY TRANSACTIONS

  A 66-guest room addition to the Raleigh Hotel was completed and opened on July 18, 1987. The $3.4 million addition was operated as part of the Raleigh Hotel but was owned by Host Marriott. Host Marriott subordinated its receipt of cash flow generated from the Host Marriott-owned Raleigh addition (the "Addition Deferral") to the payment of debt service on the S&L Loan for the years 1991 through 1993. The Addition Deferral bears interest at the prime rate. The weighted average interest rate was 8.44% for 1997, 8.27% for 1996, and 8.85% for 1995. The balance of the Addition Deferral including accrued interest at December 31, 1997 and 1996, was $1.6 and $1.5 million, respectively. Except for the balance of $1.6 million, the Partnership's rights and obligations under the Addition Deferral arrangement terminated with the Raleigh Hotel foreclosure. Additionally, the 66-room addition was purchased by the Partnership when the Raleigh Hotel was repurchased during 1994.

  On June 28, 1995, the Partnership assigned its right of first refusal to purchase the Point Clear Hotel to a subsidiary of Host Marriott, which subsequently purchased the Hotel. In exchange, Host Marriott agreed to forgive $2 million of accrued interest on certain advances to the Partnership, which has been accounted for as a capital contribution by the General Partner.

  On August 22, 1995, the Partnership sold the Dallas Hotel to a subsidiary of Host Marriott. The proceeds from the sale of the Dallas Hotel were used to repay $44 million of the Bank Loan.

                       POTOMAC HOTEL LIMITED PARTNERSHIP

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                         JUNE 19,   DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
                        ASSETS
Property and equipment, net...........................   $ 153,748   $ 154,253
Due from Marriott International, Inc. and affiliates..      10,602      10,173
Other assets..........................................       4,834       4,265
Restricted cash.......................................      15,893       6,351
Cash and cash equivalents.............................         589       3,182
                                                         ---------   ---------
                                                         $ 185,666   $ 178,224
                                                         =========   =========
          LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt.......................................   $ 168,909   $ 172,667
  Due to Host Marriott Corporation and affiliates.....     123,819     125,549
  Incentive and base management fees due to Marriott
   International, Inc. ...............................      29,793      25,868
  Due to Marriott International, Inc. and affiliates..         368         398
  Accrued interest and other liabilities..............       7,470         864
                                                         ---------   ---------
    Total Liabilities.................................     330,359     325,346
                                                         ---------   ---------
PARTNERS' DEFICIT
  General Partner.....................................     (34,817)    (34,842)
  Limited Partners....................................    (109,876)   (112,280)
                                                         ---------   ---------
    Total Partners' Deficit...........................    (144,693)   (147,122)
                                                         ---------   ---------
                                                         $ 185,666   $ 178,224
                                                         =========   =========


                  See Notes to Condensed Financial Statements.

                       POTOMAC HOTEL LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                 FIRST TWO
                                                                 QUARTERS
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
REVENUES
  Hotel revenues............................................ $ 29,480  $ 28,048
                                                             --------  --------
OPERATING COSTS AND EXPENSES
  Incentive management fees.................................    5,548     5,195
  Depreciation..............................................    3,891     2,526
  Base management fees......................................    2,370     2,257
  Property taxes............................................    1,625     1,602
  Ground rent, insurance and other..........................    1,969     2,118
                                                             --------  --------
                                                               15,403    13,698
                                                             --------  --------
OPERATING PROFIT............................................   14,077    14,350
  Interest expense..........................................  (11,905)  (11,490)
  Other revenues............................................      257       328
                                                             --------  --------
NET INCOME.................................................. $  2,429  $  3,188
                                                             ========  ========
ALLOCATION OF NET INCOME
  General Partner........................................... $     25  $     32
  Limited Partners..........................................    2,404     3,156
                                                             --------  --------
                                                             $  2,429  $  3,188
                                                             ========  ========
NET INCOME PER LIMITED PARTNER UNIT (1,800 Units)........... $  1,336  $  1,753
                                                             ========  ========


                  See Notes to Condensed Financial Statements.

                       POTOMAC HOTEL LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                FIRST TWO
                                                                QUARTERS
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
OPERATING ACTIVITIES
  Net income............................................... $  2,429  $  3,188
  Noncash items............................................   11,251     9,457
  Changes in operating accounts............................    4,282     5,398
                                                            --------  --------
    Cash provided by operating activities..................   17,962    18,043
                                                            --------  --------
INVESTING ACTIVITIES
  Additions to property and equipment......................   (3,404)   (3,358)
  Change in property improvement funds.....................     (678)   (1,005)
  Working capital received from Marriott International,
   Inc. and affiliates, net................................      --        168
                                                            --------  --------
    Cash used in investing activities......................   (4,082)   (4,195)
                                                            --------  --------
FINANCING ACTIVITIES
  Change in restricted cash................................   (9,542)  (10,490)
  Repayments to Host Marriott Corporation and affiliates,
   net.....................................................   (4,649)   (5,419)
  Principal repayments on mortgage debt....................   (3,758)   (2,171)
  Repayments to affiliates of Marriott International,
   Inc.....................................................      (28)      (22)
  Collection of amounts due from Marriott International,
   Inc.....................................................    1,504       --
                                                            --------  --------
    Cash used in financing activities......................  (16,473)  (18,102)
                                                            --------  --------
DECREASE IN CASH AND CASH EQUIVALENTS......................   (2,593)   (4,254)
CASH AND CASH EQUIVALENTS at beginning of period...........    3,182     5,228
                                                            --------  --------
CASH AND CASH EQUIVALENTS at end of period................. $    589  $    974
                                                            ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest................ $  2,162  $  2,080
                                                            ========  ========


                  See Notes to Condensed Financial Statements.

                       POTOMAC HOTEL LIMITED PARTNERSHIP

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Potomac Hotel Limited Partnership (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto included in the Partnership's Form 10-K for the fiscal year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998; the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, the Partnership's net income is allocated 99% to the limited partners and 1% to Host Marriott Corporation ("Host Marriott" or "General Partner"). Significant differences exist between the net income for financial reporting purposes and the net income for Federal income tax reporting purposes. These differences are due primarily to the use for tax purposes of differing useful lives and accelerated depreciation methods, differing tax bases in contributed capital, and differing timings in the recognition of management fee expense.

  2. Certain reclassifications were made to the prior quarter financial statements to conform to the current quarter presentation.

  3. Hotel revenues represent house profit of the Partnership's hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the hotels to the manager. House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation, base and incentive management fees, property taxes, ground rent, insurance, and certain other costs, which are disclosed separately in the condensed statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of ETIF 97-2 will increase both revenues and operating expenses by approximately $49.5 million and $47.2 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

                       POTOMAC HOTEL LIMITED PARTNERSHIP

  Hotel revenues consist of the following hotel operating results (in thousands):

                                                                  FIRST TWO
                                                                  QUARTERS
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
HOTEL SALES
  Rooms...................................................... $ 51,015 $ 48,339
  Food and beverage..........................................   22,137   21,190
  Other......................................................    5,841    5,704
                                                              -------- --------
                                                                78,993   75,233
                                                              -------- --------
HOTEL EXPENSES
  Departmental Direct Costs
    Rooms....................................................   11,780   11,098
    Food and beverage........................................   16,292   15,840
  Other hotel operating expenses.............................   21,441   20,247
                                                              -------- --------
                                                                49,513   47,185
                                                              -------- --------
HOTEL REVENUES............................................... $ 29,480 $ 28,048
                                                              ======== ========

  4. Host Marriott, the General Partner of the Partnership, announced on April 17, 1998, that its Board of Directors has authorized the company to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott expects to form a new operating partnership (the "Operating Partnership") and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission on June 2, 1998. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                                                                      APPENDIX A



                               ----------------

                                    FORM OF

                          SECOND AMENDED AND RESTATED

                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                              HOST MARRIOTT, L.P.

                               ----------------

                               TABLE OF CONTENTS

ARTICLE I DEFINED TERMS...................................................  A-1
ARTICLE II ORGANIZATIONAL MATTERS......................................... A-12
  Section 2.1Organization................................................. A-12
  Section 2.2Name......................................................... A-12
  Section 2.3Registered Office and Agent; Principal Office................ A-12
  Section 2.4Term......................................................... A-13
ARTICLE III PURPOSE....................................................... A-13
  Section 3.1Purpose and Business......................................... A-13
  Section 3.2Powers....................................................... A-13
ARTICLE IV CAPITAL CONTRIBUTIONS AND ISSUANCES OF PARTNERSHIP INTERESTS... A-13
  Section 4.1 Capital Contributions of the Existing Partners; Restatement
              of Partnership Interests on the Date Hereof; General
              Partnership Interest........................................ A-13
  Section 4.2Future Issuances of Partnership Interests and Capital Contri-
   butions................................................................ A-14
  Section 4.3No Preemptive Rights......................................... A-15
  Section 4.4Other Contribution Provisions................................ A-15
  Section 4.5No Interest on Capital....................................... A-16
ARTICLE V DISTRIBUTIONS................................................... A-16
  Section 5.1Requirement and Characterization of Distributions............ A-16
  Section 5.2Amounts Withheld............................................. A-18
  Section 5.3Distributions Upon Liquidation............................... A-18
  Section 5.4Revisions to Reflect Issuance of Partnership Interests....... A-18
ARTICLE VI ALLOCATIONS.................................................... A-18
  Section 6.1Allocations For Capital Account Purposes..................... A-18
  Section 6.2Revisions to Allocations to Reflect Issuance of Partnership
   Interests.............................................................. A-19
ARTICLE VII MANAGEMENT AND OPERATIONS OF BUSINESS......................... A-19
  Section 7.1Management................................................... A-19
  Section 7.2Certificate of Limited Partnership........................... A-22
  Section 7.3Title to Partnership Assets.................................. A-22
  Section 7.4Reimbursement of the General Partner......................... A-23
  Section 7.5 Outside Activities of the General Partner; Relationship of
              Shares to Units; Funding Debt............................... A-24
  Section 7.6Transactions with Affiliates................................. A-26
  Section 7.7Indemnification.............................................. A-26
  Section 7.8Liability of the General Partner............................. A-27
  Section 7.9Other Matters Concerning the General Partner................. A-28
  Section 7.10Reliance by Third Parties................................... A-29
  Section 7.11Restrictions on General Partner's Authority................. A-29
  Section 7.12Loans by Third Parties...................................... A-30
ARTICLE VIII RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS................... A-30
  Section 8.1Limitation of Liability...................................... A-30
  Section 8.2Management of Business....................................... A-30
  Section 8.3Outside Activities of Limited Partners....................... A-30

  Section 8.4Return of Capital............................................ A-31
  Section 8.5Rights of Limited Partners Relating to the Partnership....... A-31
  Section 8.6Unit Redemption Right........................................ A-32
ARTICLE IX BOOKS, RECORDS, ACCOUNTING AND REPORTS......................... A-34
  Section 9.1Records and Accounting....................................... A-34
  Section 9.2Fiscal Year.................................................. A-34
  Section 9.3Reports...................................................... A-34
ARTICLE X TAX MATTERS..................................................... A-35
  Section 10.1Preparation of Tax Returns.................................. A-35
  Section 10.2Tax Elections............................................... A-35
  Section 10.3Tax Matters Partner......................................... A-35
  Section 10.4Organizational Expenses..................................... A-36
  Section 10.5Withholding................................................. A-36
ARTICLE XI TRANSFERS AND WITHDRAWALS...................................... A-36
  Section 11.1Transfer.................................................... A-36
  Section 11.2Transfers of Partnership Interests of General Partner....... A-37
  Section 11.3Limited Partners' Rights to Transfer........................ A-37
  Section 11.4Substituted Limited Partners................................ A-39
  Section 11.5Assignees................................................... A-39
  Section 11.6General Provisions.......................................... A-40
ARTICLE XII RESTRICTION ON OWNERSHIP OF UNITS............................. A-41
  Section 12.1Definitions................................................. A-41
  Section 12.2Ownership Limitation on Units............................... A-42
  Section 12.3Exceptions to the Ownership Limitation...................... A-44
  Section 12.4Transfer of Units in Trust.................................. A-44
  Section 12.5Enforcement................................................. A-46
  Section 12.6Non-Waiver.................................................. A-46
ARTICLE XIII ADMISSION OF PARTNERS........................................ A-46
  Section 13.1Admission of a Successor General Partner.................... A-46
  Section 13.2Admission of Additional Limited Partners.................... A-46
  Section 13.3Amendment of Agreement and Certificate of Limited Partner-
   ship................................................................... A-47
ARTICLE XIV DISSOLUTION AND LIQUIDATION................................... A-47
  Section 14.1Dissolution................................................. A-47
  Section 14.2Winding Up.................................................. A-47
  Section 14.3Compliance with Timing Requirements of Regulations.......... A-48
  Section 14.4Rights of Limited Partners.................................. A-49
  Section 14.5Notice of Dissolution....................................... A-49
  Section 14.6Cancellation of Certificate of Limited Partnership.......... A-49
  Section 14.7Reasonable Time for Winding Up.............................. A-49
  Section 14.8Waiver of Partition......................................... A-49
  Section 14.9Liability of Liquidator..................................... A-49
ARTICLE XV AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS................... A-49
  Section 15.1Amendments.................................................. A-49
  Section 15.2Meetings of the Partners.................................... A-51

ARTICLE XVI GENERAL PROVISIONS............................................. A-52
  Section 16.1Addresses and Notice......................................... A-52
  Section 16.2Titles and Captions.......................................... A-52
  Section 16.3Pronouns and Plurals......................................... A-52
  Section 16.4Further Action............................................... A-52
  Section 16.5Binding Effect............................................... A-52
  Section 16.6Creditors.................................................... A-52
  Section 16.7Waiver....................................................... A-52
  Section 16.8Counterparts................................................. A-52
  Section 16.9Applicable Law............................................... A-52
  Section 16.10Invalidity of Provisions.................................... A-53
  Section 16.11Power of Attorney........................................... A-53
  Section 16.12Entire Agreement............................................ A-54
  Section 16.13No Rights as Shareholders................................... A-54
  Section 16.14Limitation to Preserve REIT Status.......................... A-54
  EXHIBIT A PARTNERS AND PARTNERSHIP INTERESTS............................. A-56
  EXHIBIT B CAPITAL ACCOUNT MAINTENANCE.................................... A-57
  EXHIBIT C SPECIAL ALLOCATION RULES....................................... A-59
  EXHIBIT D NOTICE OF REDEMPTION........................................... A-62
  EXHIBIT E VALUE OF CONTRIBUTED PROPERTY.................................. A-63

                          SECOND AMENDED AND RESTATED
                       AGREEMENT OF LIMITED PARTNERSHIP
                                      OF
                              HOST MARRIOTT, L.P.

  THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP, dated as
of        ,  1998, is entered into by and between Host Marriott Corporation, a
Maryland corporation ("Host Marriott/Maryland"), as the General Partner of Host Marriott, L.P. (the "Partnership"), and HMC Real Estate LLC, as a Limited Partner of the Partnership, together with any other Persons who become Partners of the Partnership as provided herein.

  WHEREAS, the Partnership was formed on April 15, 1998, and, on April 15, 1998 the Partnership adopted an agreement of limited partnership, which agreement was amended and restated on August 6, 1998 (as so amended and restated, the "Prior Agreement");

  WHEREAS, Host Marriott/Maryland, which is the successor, by merger, to Host Marriott Corporation, a Delaware corporation, was the sole limited partner of the Partnership immediately prior to the execution and delivery of this Agreement;

  WHEREAS, HMC Real Estate LLC, a Delaware limited liability company that is the successor by merger to HMC Real Estate Corporation, a Delaware corporation, was the general partner of the Partnership immediately prior to the execution and delivery of this Agreement;

  WHEREAS, the Partners desire to (i) restate their respective Partnership Interests effective upon the execution and delivery of this Agreement, (ii) continue the business of the Partnership pursuant to this Agreement, and (iii) admit certain Persons as Limited Partners of the Partnership;

  NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend and restate the Prior Agreement in its entirety and agree to continue the Partnership as a limited partnership under the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, as follows:

                                   ARTICLE I

                                 Defined Terms

  The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

  "704(c) Value" of any Contributed Property means the fair market value of such property at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, subject to Exhibit B, the General Partner shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the 704(c) Value of Contributed Properties in a single or integrated transaction among each separate property on a basis proportional to its respective fair market value. The 704(c) Values of the Contributed Properties contributed to the Partnership as of the date hereof are set forth on Exhibit E.

  "Act" means the Delaware Revised Uniform Limited Partnership Act, as it may be amended from time to time, and any successor to such statute.

  "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 13.2 hereof and who is shown as such on the books and records of the Partnership.

  "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each Partnership Year (i) increased by any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The
foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

  "Adjusted Capital Account Deficit" means, with respect to any Partner, the deficit balance, if any, in such Partner's Adjusted Capital Account as of the end of the relevant Partnership Year.

  "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Exhibit B.

  "Adjustment Date" has the meaning set forth in Section 4.2.B.

  "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any Person of which such Person owns or controls ten percent (10%) or more of the voting interests or
(iv) any officer, director, general partner, trustee or members of the Immediate Family of such Person or any Person referred to in clauses (i),
(ii), and (iii) above. For purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, neither (i) a corporation whose common stock is listed on a national securities exchange or authorized for inclusion on the Nasdaq National Market, or any subsidiary thereof, or (ii) Blackstone Real Estate Advisors II L.P. or any of its Affiliates, shall be an "Affiliate" of the General Partner Entity or any Affiliate thereof unless a Person (or Persons if such Persons would be treated as part of the same group for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934) directly or indirectly owns twenty percent (20%) or more of the outstanding common stock of the General Partner Entity and such other corporation.

  "Agreed Value" means (i) in the case of any Contributed Property contributed to the Partnership as of the date hereof, the amount set forth on Exhibit E as the Agreed Value of such Property; (ii) in the case of any other Contributed Property, the 704(c) Value of such property as of the time of its contribution to the Partnership, reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed; and (iii) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the regulations thereunder.

  "Agreement" means this Second Amended and Restated Agreement of Limited Partnership, as it may be amended, supplemented or restated from time to time.

  "Appraised Value" means, with respect to any hotel, the value set forth in the appraisal of such hotel utilized by the General Partner in determining the number of Units to be issued to any Limited Partner.

  "Articles of Incorporation" means the Articles of Incorporation of the General Partner filed with the State Department of Assessments and Taxation in the State of Maryland on September 28, 1998, as amended or restated from time to time.

  "Assignee" means a Person to whom one or more Units have been transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in Section 11.5.

  "Available Cash" means, with respect to any period for which such calculation is being made:

    (a) all cash revenues and funds received by the Partnership from whatever source (excluding the proceeds of any Capital Contribution to the extent determined by the General Partner) plus the amount of any reduction (including, without limitation, a reduction resulting because the General Partner determines such amounts are no longer necessary) in reserves of the Partnership, which reserves are referred to in clause (b)(iv) below;

    (b) less the sum of the following (except to the extent made with the proceeds of any Capital Contribution):

      (i) all interest, principal and other debt payments made during such period by the Partnership,

      (ii) all cash expenditures (including capital expenditures) made by the Partnership during such period,

      (iii) investments in any entity (including loans made thereto) to the extent that such investments are permitted under this Agreement and are not otherwise described in clauses (b)(i) or (ii), and

      (iv) the amount of any increase in reserves established during such period which the General Partner determines is necessary or appropriate in its sole and absolute discretion (including any reserves that may be necessary or appropriate to account for distributions required in respect of Units having a preference over other classes of Units).

  Notwithstanding the foregoing, Available Cash shall not include any cash received or reductions in reserves, or take into account any disbursements made or reserves established, after commencement of the dissolution and liquidation of the Partnership.

  "Book-Tax Disparities" means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Exhibit B and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

  "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to close.

  "Capital Account" means the Capital Account maintained for a Partner pursuant to Exhibit B. The initial Capital Account balance for each Partner who is a Partner on the date hereof shall be the amount set forth opposite such Partner's name on Exhibit A hereto.

  "Capital Contribution" means, with respect to any Partner, any cash, cash equivalents or the Agreed Value of Contributed Property which such Partner contributes or is deemed to contribute to the Partnership pursuant to Section
4.1 or 4.2.

  "Carrying Value" means (i) with respect to a Contributed Property or Adjusted Property, the 704(c) Value of such property reduced (but not below zero) by all Depreciation with respect to such Contributed Property or Adjusted Property, as the case may be, charged to the Partners' Capital Accounts and (ii) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit B, and to reflect changes, additions (including capital improvements thereto) or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

  "Cash Amount" means an amount of cash equal to the Value on the Valuation Date of the Shares Amount.

  "CCC" means Crestline Capital Corporation, a Delaware corporation.

  "Certificate" means the Certificate of Limited Partnership relating to the Partnership filed in the office of the Secretary of State of the State of Delaware, as amended from time to time in accordance with the terms hereof and the Act.

  "Class A" has the meaning set forth in Section 5.1.C.

  "Class A Share" has the meaning set forth in Section 5.1.C.

  "Class A Unit" means any Unit that is not specifically designated by the General Partner as being of another specified class of Units.

  "Class B" has the meaning set forth in Section 5.1.C.

  "Class B Share" has the meaning set forth in Section 5.1.C.

  "Class B Unit" means a Unit that is specifically designated by the General Partner as being a Class B Unit.

  "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

  "Common Shares" means the shares of common stock (or other comparable equity interests) of the General Partner Entity.

  "Consent" means the consent or approval of a proposed action by a Partner given in accordance with Section 15.2.

  "Consent of the Outside Limited Partners" means, with respect to any matter, the Consent of Limited Partners (excluding for this purpose any Limited Partnership Interests held (i) by the General Partner or the General Partner Entity, (ii) any Person of which the General Partner or the General Partner Entity directly or indirectly owns or controls more than fifty percent (50%) of the voting interests, (iii) any Person directly or indirectly owning or controlling more than fifty percent (50%) of the outstanding voting interests of the General Partner or the General Partner Entity and (iv) any Person of which a Person described in clause (iii) directly or indirectly owns or controls more than fifty percent (50%) of the voting interest) holding Units of Partnership Interests of such classes as are then entitled to vote on such matter representing more than fifty percent (50%) of the aggregate Percentage Interest of all Limited Partners holding such classes of Limited Partnership Interests who are not excluded for the purposes hereof.

  "Contributed Property" means each property or other asset contributed to the Partnership, in such form as may be permitted by the Act, but excluding cash contributed or deemed contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Exhibit B, such property shall no longer constitute a Contributed Property for purposes of Exhibit B, but shall be deemed an Adjusted Property for such purposes.

  "Conversion Factor" means 1.0; provided that, if the General Partner Entity
(i) declares or pays a dividend on its outstanding Common Shares in Common Shares or makes a distribution to all holders of its outstanding Common Shares in Common Shares (excluding for these purposes any such dividend declared and paid in connection with the Initial E&P Distribution), (ii) subdivides its outstanding Common Shares or (iii) combines its outstanding Common Shares into a smaller number of Common Shares, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of Common Shares issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time) and the denominator of which shall be the actual number of Common Shares (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, subdivision or combination; and provided further that if an entity shall cease to be the General Partner Entity (the "Predecessor Entity") and another entity shall become the General Partner Entity (the "Successor Entity"), the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which is the Value of one Common Share of the Predecessor Entity, determined as of the date when the Successor Entity becomes the General Partner Entity, and the denominator of which is the Value of one Common Share of the Successor Entity, determined as of that same date. (For purposes of the second proviso in the preceding sentence, if any holders of Common Shares of the Predecessor Entity will receive consideration in connection with the transaction in which the Successor Entity becomes the General Partner Entity, the numerator in the fraction described above for determining the adjustment to the Conversion Factor (that is, the Value of one Common Share of the Predecessor Entity) shall be the sum of the greatest amount of cash and the fair market value (as determined in good faith by the General Partner) of any securities and other consideration that the holder of one Common Share in the Predecessor Entity could have received in such transaction (determined without regard to any provisions governing fractional shares).) Any adjustment to the Conversion Factor shall become effective immediately after the effective date of the event retroactive to the record date, if any, for the event giving rise thereto, it being intended that (x) adjustments to the Conversion Factor are to be made to avoid unintended dilution or anti-dilution as a result of transactions in which Common Shares are issued, redeemed or exchanged without a corresponding issuance, redemption or exchange of Class A Units and (y) if a Specified Redemption Date shall fall between the record date and the effective date of any event of the type described above, that the Conversion Factor applicable to such redemption shall be adjusted to take into account such event. No adjustment to the Conversion Factor shall be made in connection with the issuance of Common Shares or payment of cash or distribution of other property by Host Marriott/Maryland in connection with rights issued as part of the Initial E&P Distribution.

  "Convertible Funding Debt" has the meaning set forth in Section 7.5.F.

  "Debt" means, as to any Person, as of any date of determination, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person, (iii) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person's interest in such property, even though such Person has not assumed or become liable for the payment thereof, and (iv) obligations of such Person incurred in connection with entering into a lease which, in accordance with generally accepted accounting principles, should be capitalized.

  "Deemed Partnership Interest Value" means, as of any date with respect to Units of any class of Partnership Interests held by a Partner, the Deemed Value of the Partnership Interest of such class multiplied by such Partner's Percentage Interest of such class.

  "Deemed Value of the Partnership Interest" means, as of any date with respect to any class of Partnership Interests, (a) if the Shares corresponding to such class of Partnership Interests (as provided for in Section 4.2.A) are Publicly Traded, (i) the total number of Shares corresponding to such class of Partnership Interests issued and outstanding as of the close of business on such date (excluding any treasury shares) multiplied by the Value of one Share of such class on such date divided by (ii) the Percentage Interest of the General Partner Entity, held directly or indirectly through another entity, in such class of Partnership Interests on such date, and (b) otherwise, the aggregate Value of such class of Partnership Interests determined as set forth in the third and fourth sentences of the definition of "Value." For purposes of clause (a) of the preceding sentence, the "Value" of a Share shall be mean the average of the daily market price for Shares of such class for a number of consecutive trading days immediately preceding the date with respect to which Value is being determined, which number shall be selected by the General Partner in its sole discretion or, in the sole discretion of the General Partner, on the Business Day immediately preceding the date with respect to which Value is being determined. The market price for each such trading day shall be the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day.

  "Depreciation" means, for each fiscal year, an amount equal to the federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year, except that if the Carrying Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the General Partner.

  "Distribution Period" has the meaning set forth in Section 5.1.C.

  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  "ERISA Plan Investor" means (i) a Plan, (ii) a trust which was established pursuant to a Plan, or a nominee for such trust or Plan, or (iii) an entity whose underlying assets include assets of a Plan by reason of such Plan's investment in such entity.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Funding Debt" means the incurrence of any Debt by or on behalf of the General Partner Entity, the General Partner, or any wholly owned Subsidiary of either of them for the purpose of providing funds to the Partnership.

  "General Partner" means Host Marriott/Maryland, or any of its successors as a general partner of the Partnership.

  "General Partner Entity" means the General Partner; provided, however, that if (i) the shares of common stock (or other comparable equity interests) of the General Partner (i.e., the Shares that would otherwise correspond to the Class A Units) are at any time not Publicly Traded and (ii) the shares of common stock (or other comparable equity interests) of an entity that owns, directly or indirectly, fifty percent (50%) or more of the shares of common stock (or other comparable equity interests) of the General Partner are Publicly Traded, the term "General Partner Entity" shall refer to such entity whose shares of common stock (or other comparable equity interests) are Publicly Traded. If both requirements set forth in clauses (i) and (ii) above are not satisfied, then the term "General Partner Entity" shall mean the General Partner.

  "General Partner Payment" has the meaning set forth in Section 16.14.

  "General Partnership Interest" means a Partnership Interest held by the General Partner that is a general partnership interest. A General Partnership Interest may be expressed as a number of Units.

  "Host Marriott/Delaware" means Host Marriott Corporation, a Delaware corporation.

  "Host Marriott/Maryland" means Host Marriott Corporation, a Maryland corporation and the successor by merger to Host Marriott/Delaware.

  "Immediate Family" means, with respect to any natural Person, such natural Person's spouse, parents, descendants, nephews, nieces, brothers and sisters.

  "Incapacity" or "Incapacitated" means, (i) as to any individual Partner, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Partner incompetent to manage his or her Person or estate,
(ii) as to any corporation which is a Partner, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, (iii) as to any partnership or limited liability company which is a Partner, the dissolution and commencement of winding up of the partnership or limited liability company, (iv) as to any estate which is a Partner, the distribution by the fiduciary of the estate's entire interest in the Partnership,

(v) as to any trustee of a trust which is a Partner, the termination of the trust (but not the substitution of a new trustee) or (vi) as to any Partner, the bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when (i) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect,
(ii) the Partner is adjudged as bankrupt or insolvent, or a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner, (iii) the Partner executes and delivers a general assignment for the benefit of the Partner's creditors, (iv) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (ii) above, (v) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner's properties, (vi) any proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof, (vii) the appointment without the Partner's consent or acquiescence of a trustee, receiver of liquidator has not been vacated or stayed within ninety (90) days of such appointment or (viii) an appointment referred to in clause (vii) is not vacated within ninety (90) days after the expiration of any such stay.

  "Indemnitee" means (i) any Person made a party to a proceeding by reason of its status as (A) the General Partner, (B) a Limited Partner and Affiliates thereof or (C) a trustee, director or officer of the Partnership or the General Partner and (ii) such other Persons (including Affiliates of the General Partner, a Limited Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

  "Initial E&P Distribution" means one or more dividends or distributions of cash, stock of CCC, warrants, options, or other rights to receive stock of the General Partner or cash or a combination thereof paid to holders of record of shares of capital stock of Host Marriott/Delaware or the General Partner as of a time prior to the closing of the Partnership Rollup, regardless of whether the date of payment of any such dividend or distribution occurs after such closing.

  "Initial Holding Period" means the period commencing on the date hereof and ending on the date on which the Unit Redemption Right first becomes available under Section 8.6.

  "Initial Right" means a right issued to Host Marriott/Delaware in exchange for contributions of assets to the Partnership, and held by Host
Marriott/Maryland on the date hereof, entitling the holder thereof to receive, at the holder's election, a Class A Unit (or a fraction of a Class A Unit as specified therein) or a specified amount of cash.

  "IRS" means the Internal Revenue Service, which administers the internal revenue laws of the United States.

  "Limited Partner" means any Person named as a Limited Partner of the Partnership in Exhibit A, as such Exhibit may be amended from time to time, or any Substituted Limited Partner or Additional Limited Partner, in such Person's capacity as a Limited Partner in the Partnership.

  "Limited Partnership Interest" means a Partnership Interest of a Limited Partner of the Partnership representing a fractional part of the Partnership Interests of all Limited Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Limited Partnership Interest may be expressed as a number of Units.

  "Liquidating Event" has the meaning set forth in Section 14.1.

  "Liquidator" has the meaning set forth in Section 14.2.A.

  "Marriott International" means Marriott International, Inc., a Delaware corporation.

  "Net Income" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain for such taxable period over the Partnership's items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Exhibit B. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Income is subjected to the special allocation rules in Exhibit C, Net Income or the resulting Net Loss, whichever the case may be, shall be recomputed without regard to such item.

  "Net Loss" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction for such taxable period over the Partnership's items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Exhibit B. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Loss is subjected to the special allocation rules in Exhibit C, Net Loss or the resulting Net Income, whichever the case may be, shall be recomputed without regard to such item.

  "New Securities" mean (i) any rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase Shares, excluding grants under any Share Option Plan, or (ii) any Debt issued by the General Partner or the General Partner Entity that provides any of the rights described in clause (i).

  "Nonrecourse Built-in Gain" means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or negative pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 2.B of Exhibit C if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

  "Nonrecourse Deductions" has the meaning set forth in Regulations Section
1.704 2(b)(1), and the amount of Nonrecourse Deductions for a Partnership Year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

  "Nonrecourse Liability" has the meaning set forth in Regulations Section 1.752-1(a)(2).

  "Notice of Redemption" means a Notice of Redemption substantially in the form of Exhibit D.

  "Partner" means the General Partner or a Limited Partner, and "Partners" means the General Partner and the Limited Partners or any of them, as the context may require.

  "Partner Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

  "Partner Nonrecourse Debt" has the meaning set forth in Regulations Section 1.704-2(b)(4).

  "Partner Nonrecourse Deductions" has the meaning set forth in Regulations
Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership Year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

  "Partnership" means the limited partnership formed under the Act upon the terms and conditions set forth in this Agreement, or any successor to such limited partnership.

  "Partnership Interest" means a Limited Partnership Interest or the General Partnership Interest and includes any and all rights and benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be expressed as a number of Units.

  "Partnership Minimum Gain" has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in Partnership Minimum Gain, for a Partnership Year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

  "Partnership Record Date" means any record date established by the General Partner either (i) for the distribution of Available Cash pursuant to Section
5.1 hereof to holders of any class of Units, which record date shall be the same as the record date established by the General Partner Entity for a distribution, to holders of the corresponding class (if any) of Shares, of some or all of its portion of such distribution, or (ii) if applicable, for determining the Partners entitled to vote on or consent to any proposed action for which the consent or approval of the Partners is sought pursuant to
Section 15.2 hereof.

  "Partnership Rollup" means the mergers of one or more limited partnerships with subsidiaries of the Partnership as described in the registration statement on Form S-4 filed by the Partnership with the Securities and Exchange Commission under the Securities Act of 1933, as amended (File No. 333-55807).

  "Partnership Year" means the fiscal year of the Partnership, which shall be the calendar year.

  "Percentage Interest" means, as to a Partner holding Units of a class of Partnership Interests, such Partner's interest in the Partnership, determined by dividing the Units of such class owned by such Partner by the total number of Units of such class then outstanding as specified in Exhibit A, as such exhibit may be amended from time to time, multiplied by the aggregate Percentage Interest attributable to such class of Partnership Interests. If the Partnership shall at any time have outstanding more than one class of Partnership Interests, the Percentage Interest attributable to each class of Partnership Interests shall be determined as set forth in Section 4.2.B.

  "Person" means an individual, corporation, limited liability company, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act.

  "Plan" means (i) an employee benefit plan subject to Title I of ERISA or
(ii) a plan as defined in Section 4975(e) of the Code.

  "Predecessor Entity" has the meaning set forth in the definition of "Conversion Factor" herein.

  "Publicly Traded" means listed or admitted to trading on the New York Stock Exchange, the American Stock Exchange or another national securities exchange or designated for quotation on the Nasdaq National Market, or any successor to any of the foregoing.

  "Qualified Assets" means any of the following assets: (i) Partnership Interests, rights, options, warrants or convertible or exchangeable securities of the Partnership; (ii) Debt issued by the Partnership or any Subsidiary thereof in connection with the incurrence of Funding Debt; (iii) equity interests in Qualified REIT Subsidiaries and limited liability companies whose assets consist solely of Qualified Assets; (iv) up to a one percent (1%) equity interest in any partnership or limited liability company at least ninety-nine percent (99%) of the equity of which is owned, directly or indirectly, by the Partnership; (v) equity interests in any Person held by Host Marriott/Maryland on the date hereof that are de minimis in relation to the net assets of the Partnership and its Subsidiaries and transfer of which would require the consent of third parties that has not been obtained; (vi) assets subject to "safe harbor leases" held by Host Marriott/Maryland or any of its Subsidiaries on the date hereof; (vii) the common securities issued by Host Financial Trust (and any property that may be issued in respect thereof);
(viii) cash held for payment of administrative expenses or pending distribution to securityholders of the General Partner Entity or any wholly owned Subsidiary thereof or pending contribution to the Partnership; (ix) and certain other tangible and intangible assets that, taken as a whole, are de minimis in relation to the net assets of the Partnership and its Subsidiaries.

  "Qualified REIT Subsidiary" means any Subsidiary of the General Partner that is a "qualified REIT subsidiary" within the meaning of Section 856(i) of the Code.

  "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the
Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

  "Redeeming Partner" has the meaning set forth in Section 8.6.A.

  "Redemption Amount" means either the Cash Amount or the Shares Amount, as determined by the General Partner, in its sole and absolute discretion; provided that, if the Common Shares are not Publicly Traded at the time a Redeeming Partner exercises its Unit Redemption Right, the Redemption Amount shall be paid only in the form of the Cash Amount unless the Redeeming Partner, in its sole and absolute discretion, consents to payment of the Redemption Amount in the form of the Shares Amount. A Redeeming Partner shall have no right, without the General Partner's consent, in its sole and absolute discretion, to receive the Redemption Amount in the form of the Shares Amount.

  "Regulation" or "Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

  "REIT" means a real estate investment trust under Section 856 of the Code.

  "REIT Requirements" have the meaning set forth in Section 5.1.A.

  "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 2.B.1(a) or 2.B.2(a) of Exhibit C to eliminate Book-Tax Disparities.

  "Safe Harbor" has the meaning set forth in Section 11.6.F.

  "Securities Act" means the Securities Act of 1933, as amended.

  "Share" means a share of capital stock (or other comparable equity interest) of the General Partner Entity. Shares may be issued in one or more classes or series in accordance with the terms of the Articles of Incorporation (or, if the General Partner is not the General Partner Entity, the organizational documents of the General Partner Entity). If there is more than one class or series of Shares, the term "Shares" shall, as the context requires, be deemed to refer to the class or series of Shares that correspond to the class or series of Partnership Interests for which the reference to Shares is made. When used with reference to Class A Units or Class B Units (including, without limitation, for purposes of the definition of "Conversion Factor"), the term "Shares" refers to the Common Shares. References in this Agreement to a "class" of Shares shall also mean a "series" of Shares, unless the context requires otherwise.

  "Shares Amount" means a number of Common Shares equal to the product of the number of Class A Units offered for redemption by a Redeeming Partner times the Conversion Factor; provided that, if at any time the General Partner Entity issues to all holders of such class of Common Shares rights, options, warrants or convertible or exchangeable securities entitling such holders to subscribe for or purchase Common Shares or any other securities or property (collectively, "rights"), then the Shares Amount shall also include such rights that a holder of that number of Common Shares would have been entitled to receive had it owned such Common Shares at the time such rights were issued.

  "Share Option Plan" means any equity incentive plan of the General Partner Entity, the Partnership and/or any Affiliate of the Partnership.

  "Specified Redemption Date" means, except as otherwise provided in any agreement between the Partnership and any Partner, the tenth Business Day after receipt by the General Partner of a Notice of Redemption; provided that, if the Common Shares are not Publicly Traded, the Specified Redemption Date means the thirtieth Business Day after receipt by the General Partner of a Notice of Redemption.

  "Subsidiary" means, with respect to any Person, any corporation, limited liability company, trust, partnership or joint venture, or other entity of which a majority of (i) the voting power of the voting equity securities or
(ii) the outstanding equity interests is owned, directly or indirectly, by such Person.

  "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 11.4.

  "Successor Entity" has the meaning set forth in the definition of "Conversion Factor" herein.

  "Terminating Capital Transaction" means any sale or other disposition of all or substantially all of the assets of the Partnership for cash or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Partnership for cash.

  "Termination Transaction" has the meaning set forth in Section 11.2.B.

  "Unit" means a fractional, undivided share of a class of Partnership Interests and includes Class A Units, Class B Units and Units of any other classes of Partnership Interests established after the date hereof. The number of Units outstanding and the Percentage Interests in the Partnership represented by each class of Units are set forth in Exhibit A, as such Exhibit may be amended from time to time. The ownership of each class of Units shall be evidenced by a certificate in a form approved by the General Partner.

  "Unit Redemption Right" has the meaning set forth in Section 8.6.

  "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (i) the fair market value of such property (as determined under Exhibit B) as of such date, over (ii) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B) as of such date.

  "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (i) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B) as of such date, over (ii) the fair market value of such property (as determined under Exhibit B) as of such date.

  "Valuation Date" means the date of receipt by the General Partner of a Notice of Redemption or, if such date is not a Business Day, the first Business Day thereafter.

  "Value" means, with respect to one Share of a class of outstanding Shares that are Publicly Traded, the average of the daily market price for Shares of such class for the ten consecutive trading days immediately preceding the date with respect to which Value is being determined. The market price for each such trading day shall be the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day. Value means, with respect to one Unit of a class of Partnership Interests for which there is no corresponding class of Shares that are Publicly Traded and with respect to one Share of a class of outstanding Shares that are not Publicly Traded, the amount that a holder of one such Unit (including a Unit corresponding to such a Share) would receive if each of the assets of the Partnership were to be sold for its fair market value on the date with respect to which Value is being determined, the Partnership were to pay all of its outstanding liabilities, and the remaining proceeds were to be distributed to the Partners in accordance with the terms of this Agreement. Such Value shall be determined by the General Partner, acting in good faith and based upon a commercially reasonable estimate of the amount that would be realized by the

Partnership if each asset of the Partnership (and each asset of each partnership, limited liability company, trust, joint venture or other entity in which the Partnership owns a direct or indirect interest) were sold to an unrelated purchaser in an arms' length transaction where neither the purchaser nor the seller were under economic compulsion to enter into the transaction (without regard to any discount in value as a result of the Partnership's minority interest in any property or any illiquidity of the Partnership's interest in any property). In determining the Deemed Value of the Partnership Interest of any class of Partnership Interests in connection with the issuance of additional Units thereof in exchange for a Capital Contribution funded by an underwritten public offering or an arm's length private placement of such Units or Shares corresponding to such Units, the Value of all Units in such class of Partnership Interests shall be equal to the public offering price or the purchase price, as the case may be, of the Shares or Units sold in such underwritten offering or private placement (with an appropriate adjustment to such price, in the case of the issuance of additional Class A Units or Class B Units, to take into account the Conversion Factor, if it is not then equal to 1.0). In determining the Value of any Shares Amount that includes rights that a holder of Common Shares would be entitled to receive, the Value of such rights shall be determined by the General Partner acting in good faith on the basis of such quotations or other information as it considers, in its reasonable judgment, appropriate. Notwithstanding any of the foregoing, with respect to any class of Partnership Interests that is entitled to a preference as compared to the class of Partnership Interests corresponding to Common Shares, "Value" means the stated liquidation preference or value of such class of Partnership Interests provided in the instrument establishing such class of Partnership Interests (unless otherwise provided in such instrument).

                                  ARTICLE II

                            Organizational Matters

SECTION 2.1 ORGANIZATION

  The Partnership is a limited partnership organized pursuant to the provisions of the Act and upon the terms and conditions set forth in the Prior Agreement. The Partners hereby agree to continue the business of the Partnership upon the terms and conditions set forth in this Agreement. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

SECTION 2.2 NAME

  The name of the Partnership is Host Marriott, L.P. The Partnership's business may be conducted under any other name or names deemed advisable by the General Partner, including the name of the General Partner or any Affiliate thereof. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

SECTION 2.3 REGISTERED OFFICE AND AGENT; PRINCIPAL OFFICE

  The address of the registered office of the Partnership in the State of Delaware shall be located at 1013 Centre Road, County of New Castle, Wilmington, Delaware 19805, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Prentice-Hall Corporation System, Inc. The principal office of the Partnership shall be 10400 Fernwood Road, Bethesda, Maryland 20817-1109, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems advisable.

SECTION 2.4 TERM

  The term of the Partnership commenced on April 15, 1998, the date the Certificate was filed in the office of the Secretary of State of the State of Delaware in accordance with the Act, and shall continue until December 31, 2098, unless it is dissolved sooner pursuant to the provisions of Article XIV or as otherwise provided by law.

                                  ARTICLE III

                                    Purpose

SECTION 3.1 PURPOSE AND BUSINESS

  The purpose and nature of the business to be conducted by the Partnership is
(i) to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Act; provided, however, that such business shall be limited to and conducted in such a manner as to permit the General Partner Entity at all times to be classified as a REIT, unless the General Partner Entity ceases to qualify or is not qualified as a REIT for any reason or reasons not related to the business conducted by the Partnership,
(ii) to enter into any corporation, partnership, joint venture, trust, limited liability company or other similar arrangement to engage in any of the foregoing or the ownership of interests in any entity engaged, directly or indirectly, in any of the foregoing and (iii) to do anything necessary or incidental to the foregoing. In connection with the foregoing, the Partners acknowledge that the status of the General Partner Entity as a REIT inures to the benefit of all the Partners and not solely to the General Partner Entity or its Affiliates.

SECTION 3.2 POWERS

  The Partnership is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property; provided, however, that the Partnership shall not take, or refrain from taking, any action which, in the judgment of the General Partner, in its sole and absolute discretion, (i) could adversely affect the ability of the General Partner Entity to continue to qualify as a REIT, (ii) could subject the General Partner Entity to any additional taxes under Section 857 or Section 4981 of the Code or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over the General Partner or its securities, unless such action (or inaction) shall have been specifically consented to by the General Partner in writing.

                                  ARTICLE IV

                      Capital Contributions And Issuances
                           Of Partnership Interests

SECTION 4.1 CAPITAL CONTRIBUTIONS OF THE EXISTING PARTNERS; RESTATEMENT OF PARTNERSHIP INTERESTS ON THE DATE HEREOF; GENERAL PARTNERSHIP INTEREST

  A. Prior Contributions of Existing Partners. Host Marriott/Maryland, HMC Real Estate LLC, and other Subsidiaries of Host Marriott/Maryland and their respective predecessors have previously made Capital Contributions to the Partnership, as described in Exhibit E.

  B. Restatement of Existing Partnership Interests. Effective upon the execution and delivery of this Agreement, the Partnership Interests of Host Marriott/Maryland and HMC Real Estate LLC shall be restated so that the Partnership Interests held by HMC Real Estate LLC shall be Limited Partnership Interests and so that a portion of the Partnership Interests held by Host Marriott/Maryland shall be General Partnership Interests, as set forth in Section 4.1.C, and the remainder shall be Limited Partnership Interests. Immediately following such restatement, the Partners shall own the respective numbers of Class A Units and Initial Rights and shall have the respective Percentage Interests in the Partnership as set forth in Exhibit A, which Percentage Interests shall be adjusted in Exhibit A from time to time by the General Partner to the extent necessary to reflect accurately redemptions, Capital Contributions, the issuance of additional Units or similar events having an effect on a Partner's Percentage Interest.

  C. General Partnership Interest. A number of Class A Units held by the General Partner equal to one tenth of one percent (0.1%) of the aggregate number of Class A Units and Class B Units outstanding from time to time shall be the General Partnership Interest of the General Partner. All other Units held by the General Partner shall be deemed to be Limited Partnership Interests and shall be held by the General Partner in its capacity as a Limited Partner in the Partnership.

SECTION 4.2 FUTURE ISSUANCES OF PARTNERSHIP INTERESTS AND CAPITAL
CONTRIBUTIONS

  A. General. The General Partner is hereby authorized to cause the Partnership from time to time to issue to Partners (including the General Partner and its Affiliates) or other Persons (including, without limitation, in connection with the contribution of property to the Partnership) Units or other Partnership Interests in one or more classes, or in one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of Partnership Interests, all as shall be determined, subject to applicable Delaware law, by the General Partner in its sole and absolute discretion, including, without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests,
(ii) the right of each such class or series of Partnership Interests to share in Partnership distributions, (iii) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership, and
(iv) the consideration, if any, to be received by the Partnership in exchange for the issuance of such Partnership Interests; provided that, except in connection with the issuance of Units in connection with the Partnership Rollup, no such Units or other Partnership Interests shall be issued to (w) the General Partner, (x) the General Partner Entity or (y) any Person that owns, directly or indirectly, fifty percent (50%) or more of the shares of common stock (or other comparable equity interests) of the General Partner Entity unless either (a) the Partnership Interests are issued in connection with the grant, award or issuance of Shares or other equity interests in the General Partner Entity having designations, preferences and other rights such that the economic interests attributable to such Shares or other equity interests are substantially the same as the designations, preferences and other rights (except voting rights) of the Partnership Interests issued to the General Partner in accordance with this Section 4.2.A or (b) the additional Partnership Interests are issued to all Partners holding Partnership Interests in the same class in proportion to their respective Percentage Interests in such class (considering the Class A Units and Class B Units as one class for such purposes). If the Partnership issues Partnership Interests pursuant to this Section 4.2.A, the General Partner shall make such revisions to this Agreement (including but not limited to the revisions described in Section 5.4, Section 6.2 and Section 8.6) as it deems necessary to reflect the issuance of such Partnership Interests. References in this Agreement to a "class" of Partnership Interests or Units shall include a "series" of Partnership Interests or Units, unless the context requires otherwise.

  B. Percentage Interest Adjustments in the Case of Capital Contributions for Units. Upon the acceptance of additional Capital Contributions in exchange for Units and if the Partnership shall have outstanding more than one class of Partnership Interests, the Percentage Interest of the class of Partnership Interests applicable to the additional Units immediately following such Capital Contribution shall be equal to a fraction, the numerator of which is equal to the sum of (i) the Deemed Value of the Partnership Interest of such class computed as of the Business Day immediately preceding the date on which the additional Capital Contributions are made (an "Adjustment Date") plus (ii) the aggregate amount of cash, if any, plus the Agreed Value of Contributed Property, if any, contributed with respect to the additional Units of such class on such Adjustment Date and the denominator of which is equal to the sum of (x) the Deemed Value of the Partnership Interests for all outstanding classes (computed as of the Business Day immediately preceding such Adjustment
Date) plus (y) the aggregate amount of cash, if any, plus the Agreed Value of Contributed Property, if any, contributed to the Partnership on such Adjustment Date in respect of additional Units of all classes. For purposes of foregoing, Class A Units and Class B Units shall be considered one class. The Percentage Interest of each other class of Partnership Interests with respect to which a Capital Contribution is not made concurrently with such additional Capital Contribution on such Adjustment Date shall be adjusted to a fraction the numerator of which is equal to the Deemed Value of the Partnership Interest of such class (computed as of the Business Day immediately preceding such Adjustment Date) and the denominator of which is equal to the sum of (I) the Deemed Value of the Partnership Interests of all outstanding classes (computed as of the Business Day immediately preceding such Adjustment Date) plus (II) the aggregate amount of cash, if any, plus the Agreed Value of Contributed Property, if any, contributed to the Partnership on such Adjustment Date in respect of additional Units of all classes. For purposes of adjusting Percentage Interests pursuant to this Section 4.2.B following a Capital Contribution by the General Partner, the amount of cash Capital Contributions made with respect to the additional Units issued in connection with such Capital Contribution will be deemed to equal the cash contributed by such General Partner plus (A) in the case of cash contributions funded by an offering of any equity interests in or other securities of the General Partner, the offering costs attributable to the cash contributed to the Partnership, and (B) in the case of Units issued pursuant to Section 7.5.E, an amount equal to the difference between the Value of the Shares sold pursuant to any Share Option Plan and the net proceeds of such sale.

  C. Classes of Units. From and after the date hereof, the Partnership shall have two classes of Units entitled "Class A Units" and "Class B Units" and such additional classes of Units as may be created pursuant to Section 4.2.A. The Partnership may issue Class A Units, Class B Units or Units of a newly created class of Partnership Interests, at the election of the General Partner, in its sole and absolute discretion, in exchange for the contribution of cash, real estate, partnership interests, stock, notes or other assets or consideration; provided that all Units outstanding on the date hereof and issued in connection with the Partnership Rollup or upon exercise of the Initial Rights shall be Class A Units; and, provided further that any Unit that is not specifically designated by the General Partner as being of a particular class shall be deemed to be a Class A Unit. Each Class B Unit shall be converted automatically into a Class A Unit on the day immediately following the Partnership Record Date for the Distribution Period (as defined in Section 5.1.C) in which such Class B Unit was issued, without the requirement for any action by either the Partnership or the Partner holding the Class B Unit. Except as otherwise expressly provided in this Agreement, holders of Class A Units and Class B Units shall be entitled to vote the Partnership Interests represented by such Units on all matters as to which the vote or consent of the Partners is required.

  D. Certain Restrictions on Issuances of Units or Other Partnership Interests. Notwithstanding the foregoing, in no event may the General Partner cause the Partnership to issue to Partners (including the General Partner and its Affiliates) or other Persons any Units or other Partnership Interests (i) if such issuance would cause the Partnership Interests of "benefit plan investors" to become "significant," as those terms are used in 29 C.F.R. (S) 2510.3-101(f), or any successor regulation thereto, or would cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a "party-in-interest" (as defined in Section 3(14) of ERISA) or, with respect to any plan defined in Section 4975(e) of the Code, a "disqualified person" (as defined in Section 4975(e) of the Code), or (ii) if such issuance would, in the opinion of counsel to the Partnership, cause any portion of the assets of the Partnership to constitute assets of any ERISA Plan Investor pursuant to 29 C.F.R. (S) 2510.3-101, or any successor regulation thereto.

SECTION 4.3 NO PREEMPTIVE RIGHTS

  Except to the extent expressly granted by the Partnership pursuant to another agreement, no Person shall have any preemptive, preferential or other similar right with respect to (i) additional Capital Contributions or loans to the Partnership or (ii) issuance or sale of any Units or other Partnership Interests.

SECTION 4.4 OTHER CONTRIBUTION PROVISIONS

  A. If any Partner is admitted to the Partnership and is given a Capital Account in exchange for services rendered to the Partnership, such transaction shall be treated by the Partnership and the affected Partner as if the

Partnership had compensated such Partner in cash, and the Partner had contributed such cash to the capital of the Partnership.

  B. Except as provided in Sections 7.5 and 10.5 hereof, the Partners shall have no obligation to make any additional Capital Contributions or provide any additional funding to the Partnership (whether in the form of loans, repayments of loans or otherwise). No Partner shall have any obligation to restore any deficit that may exist in its Capital Account, either upon a liquidation of the Partnership or otherwise.

  C. To the extent the Partnership acquires any property (or an indirect interest therein) by the merger of any other Person into the Partnership or with or into a Subsidiary of the Partnership in a triangular merger, Persons who receive Partnership Interests in exchange for their interests in the Person merging into the Partnership or with or into a Subsidiary of the Partnership shall become Partners and shall be deemed to have made Capital Contributions as provided in the applicable merger agreement (or if not so provided, as determined by the General Partner in its sole discretion) and as set forth in Exhibit A.

SECTION 4.5 NO INTEREST ON CAPITAL

  No Partner shall be entitled to interest on its Capital Contributions or its Capital Account.

                                   ARTICLE V

                                 Distributions

SECTION 5.1 REQUIREMENT AND CHARACTERIZATION OF DISTRIBUTIONS

  A. General. The Partnership shall distribute at least quarterly an amount equal to one hundred percent (100%) of Available Cash of the Partnership during such quarter or shorter period to the Persons who are holders of Units in some or all classes of Partnership Interests in accordance with the terms established for each such class on the respective Partnership Record Dates established for distributions to the applicable classes with respect to such quarter or shorter period. Distributions shall be made in the manner provided in Sections 5.1.B, 5.1.C and 5.1.D and in acordance with the respective terms established for each other class of Partnership Interests hereafter created. Notwithstanding anything to the contrary contained herein, in no event may a Partner receive a distribution of Available Cash with respect to a Class A Unit for a quarter or shorter period if such Partner is entitled to receive a distribution with respect to a Common Share for which such Class A Unit has been redeemed or exchanged. Unless otherwise expressly provided for herein or in the terms established for any new class of Partnership Interests created in accordance with Article IV hereof, no Units of Partnership Interest shall be entitled to a distribution in preference to any other Unit of Partnership Interest. The General Partner shall make such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with the qualification of the General Partner Entity as a REIT, to distribute Available Cash (a) to Limited Partners so as to preclude any such distribution or portion thereof from being treated as part of a sale of property of the Partnership by a Limited Partner under Section 707 of the Code or the Regulations thereunder; provided that the General Partner and the Partnership shall not have liability to a Limited Partner under any circumstances as a result of any distribution to a Limited Partner being so treated, and (b) to the General Partner in an amount sufficient to enable the General Partner Entity to pay shareholder dividends that will (1) satisfy the requirements for qualification as a REIT under the Code and the Regulations (the "REIT Requirements") of, and (2) avoid any federal income or excise tax liability for, the General Partner Entity.

  B. Priority of Distributions. (i) Distributions to holders of Units of a class of Partnership Interests that is entitled to any preference in distribution shall be made in accordance with the rights of such class of Partnership Interests to holders of such Units on the respective Partnership Record Date established for the distribution to such class of Partnership Interests (and, within such class, pro rata in proportion to the respective Percentage Interests in such class on such Partnership Record Date).

    (ii) Distributions to holders of Class A Units, Class B Units and Units of any other class of Partnership Interests that are not entitled to any preference in distribution shall be made quarterly (or more frequently), to the extent there is Available Cash remaining after the payment of distributions in respect of any classes of Partnership Interests entitled to a preference in distribution in accordance with the foregoing clause
  (i), in accordance with the terms of such class as set forth in this Agreement or otherwise established by the General Partner pursuant to
  Section 4.2 to holders of such Units on the respective Partnership Record Date established for the distribution to each such class of Partnership Interests (and, within each such class, pro rata in proportion to the respective Percentage Interests in such class on such Partnership Record
  Date).

  C. Distributions When Class B Units Are Outstanding. If, for any quarter or shorter period with respect to which a distribution is to be made with respect to Class A Units and Class B Units (a "Distribution Period"), Class B Units are outstanding on the Partnership Record Date for such Distribution Period, the General Partner shall allocate the Available Cash with respect to such Distribution Period available for distribution with respect to the Class A Units and Class B Units collectively between the Partners who are holders of Class A Units ("Class A") and the Partners who are holders of Class B Units ("Class B") as follows:

    (1) Class A shall receive that portion of the Available Cash (the "Class A Share") determined by multiplying the amount of Available Cash by the following fraction:

                                     A x Y
                                 ,___________
                                (A x Y)+(B x X)


    (2) Class B shall receive that portion of the Available Cash (the "Class B Share") determined by multiplying the amount of Available Cash by the following fraction:

                                     B x X
                                 ____________
                                (A x Y)+(B x X)

    (3) For purposes of the foregoing formulas, (i) "A" equals the number of Class A Units outstanding on the Partnership Record Date for such Distribution Period; (ii) "B" equals the number of Class B Units outstanding on the Partnership Record Date for such Distribution Period;
  (iii) "Y" equals the number of days in the Distribution Period; and (iv) "X" equals the number of days in the Distribution Period for which the Class B Units were issued and outstanding.

  The Class A Share shall be distributed pro rata among Partners holding Class A Units on the Partnership Record Date for the Distribution Period in accordance with the number of Class A Units held by each Partner on such Partnership Record Date; provided that, in no event may a Partner receive a distribution of Available Cash with respect to a Class A Unit if a Partner is entitled to receive a distribution with respect to a Share for which such Class A Unit has been redeemed or exchanged. The Class B Share shall be distributed pro rata among the Partners holding Class B Units on the Partnership Record Date for the Distribution Period in accordance with the number of Class B Units held by each Partner on such Partnership Record Date. In no event shall any Class B Units be entitled to receive any distribution of Available Cash for any Distribution Period ending prior to the date on which such Class B Units are issued.

  D. Distributions When Class B Units Have Been Issued on Different Dates. If Class B Units which have been issued on different dates are outstanding on the Partnership Record Date for any Distribution Period, then the Class B Units issued on each particular date shall be treated as a separate series of Units for purposes of making the allocation of Available Cash for such Distribution Period among the holders of Units (and the formula for making such allocation, and the definitions of variables used therein, shall be modified accordingly). Thus, for example, if two series of Class B Units are outstanding on the Partnership Record Date for any Distribution Period, the allocation formula for each series, "Series B/1/" and "Series B/2/" would be as follows:

    (1) Series B/1/ shall receive that portion of the Available Cash determined by multiplying the amount of Available Cash by the following fraction:

                                  B/1/ x X/1/
                         ___________________________
                      (A x Y)+(B/1/ x X/1/)+(B/2/ x X/2/)

    (2) Series B/2/ shall receive that portion of the Available Cash determined by multiplying the amount of Available Cash by the following fraction:

                                  B/2/ x X/2/
                         ___________________________
                      (A x Y)+(B/1/ x X/1/)+(B/2/ x X/2/)

    (3) For purposes of the foregoing formulas the definitions set forth in
  Section 5.1.C.3 remain the same except that (i) "B/1/" equals the number of Units in Series B/1/ outstanding on the Partnership Record Date for such Distribution Period; (ii) "B/2/" equals the number of Units in Series B/2/ outstanding on the Partnership Record Date for such Distribution Period;
  (iii) "X/1/" equals the number of days in the Distribution Period for which the Units in Series B/1/ were issued and outstanding; and (iv) "X/2/" equals the number of days in the Distribution Period for which the Units in Series B/2/ were issued and outstanding.

SECTION 5.2 AMOUNTS WITHHELD

  All amounts withheld pursuant to the Code or any provisions of any state or local tax law and Section 10.5 with respect to any allocation, payment or distribution to the General Partner, the Limited Partners or Assignees shall be treated as amounts distributed to the General Partner, Limited Partners or Assignees, as the case may be, pursuant to Section 5.1 for all purposes under this Agreement.

SECTION 5.3 DISTRIBUTIONS UPON LIQUIDATION

  Proceeds from a Terminating Capital Transaction shall be distributed to the Partners in accordance with Section 14.2.A.

SECTION 5.4 REVISIONS TO REFLECT ISSUANCE OF PARTNERSHIP INTERESTS

  If the Partnership issues Partnership Interests to the General Partner or any Additional Limited Partner pursuant to Article IV hereof, the General Partner shall make such revisions to this Article V and Exhibit A as it deems necessary to reflect the issuance of such additional Partnership Interests without the requirement for any other consents or approvals of any other Partner.

                                  ARTICLE VI

                                  Allocations

SECTION 6.1 ALLOCATIONS FOR CAPITAL ACCOUNT PURPOSES

  For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Exhibit B) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

  A. Net Income. After giving effect to the special allocations set forth in
Section 1 of Exhibit C, Net Income shall be allocated (i) first, to the General Partner to the extent that Net Losses previously allocated to the General Partner pursuant to the last sentence of Section 6.1.B exceed Net Income previously allocated to the General Partner pursuant to this clause (i) of Section 6.1.A, (ii) second, to the holders of any Partnership Interests that are entitled to any preference in distribution in accordance with the rights of any such class of Partnership Interests until each such Partnership Interest has been allocated, on a cumulative basis pursuant to this clause
(ii), Net Income equal to the amount of distributions received which are attributable to the preference of such class of Partnership Interests (and, within such class, pro rata in proportion to the respective Percentage Interests in such class as of the last day of the period for which such allocation is being made) and (iii) third, with respect to Partnership Interests that are not entitled to any preference in the allocation of Net Income, pro rata to each such class in accordance with the terms of such class as set forth in this Agreement or otherwise established by the General Partner pursuant to
Section 4.2 (and, within such class, pro rata in proportion to the respective Percentage Interests in such class as of the last day of the period for which such allocation is being made).

  B. Net Losses. After giving effect to the special allocations set forth in
Section 1 of Exhibit C, Net Losses shall be allocated (i) first, to the holders of any Partnership Interests that are entitled to any preference in distribution in accordance with the rights of any such class of Partnership Interests to the extent that any prior allocations of Net Income to such class of Partnership Interests pursuant to Section 6.1.A (ii) exceed, on a cumulative basis, distributions with respect to such Partnership Interests pursuant to clause (i) of Section 5.1.B (and, within such class, pro rata in proportion to the respective Percentage Interests in such class as of the last day of the period for which such allocation is being made) and (ii) second, with respect to classes of Partnership Interests that are not entitled to any preference in distribution, pro rata to each such class in accordance with the terms of such class as set forth in this Agreement or otherwise established by the General Partner pursuant to Section 4.2 (and, within such class, pro rata in proportion to the respective Percentage Interests in such class as of the last day of the period for which such allocation is being made); provided that Net Losses shall not be allocated to any Limited Partner pursuant to this
Section 6.1.B to the extent that such allocation would cause such Limited Partner to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) at the end of such taxable year (or portion thereof). All Net Losses in excess of the limitations set forth in this
Section 6.1.B shall be allocated to the General Partner.

  C. Allocation of Nonrecourse Debt. For purposes of Regulation Section 1.752-3(a), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (i) the amount of Partnership Minimum Gain and (ii) the total amount of Nonrecourse Built-in Gain shall be allocated by the General Partner by taking into account the facts and circumstances relating to each Partner's respective interest in the profits of the Partnership. For this purpose, the General Partner shall have the sole and absolute discretion in any fiscal year to allocate such excess Nonrecourse Liabilities among the Partners in any manner permitted under Code Section 752 and the Regulations thereunder.

  D. Recapture Income. Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible after taking into account other required allocations of gain pursuant to Exhibit C, be characterized as Recapture Income in the same proportions and to the same extent as such Partners have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

SECTION 6.2 REVISIONS TO ALLOCATIONS TO REFLECT ISSUANCE OF PARTNERSHIP
INTERESTS

  If the Partnership issues Partnership Interests to the General Partner or any Additional Limited Partner pursuant to Article IV hereof, the General Partner shall make such revisions to this Article VI and Exhibit A as it deems necessary to reflect the terms of the issuance of such Partnership Interests, including making preferential allocations to classes of Partnership Interests that are entitled thereto. Such revisions shall not require the consent or approval of any other Partner.

                                  ARTICLE VII

                     Management and Operations of Business

SECTION 7.1 MANAGEMENT

  A. Powers of the General Partner. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may not be removed by the Limited

Partners with or without cause (unless the Shares of the General Partner Entity corresponding to Class A Units are not Publicly Traded, in which case the General Partner may be removed with or without cause by the Consent of Limited Partners holding Percentage Interests that are more than fifty percent (50%) of the aggregate Percentage Interest represented by all Limited Partnership Interests then entitled to vote thereon (including for this purpose any such Limited Partnership Interests held by the General Partner). In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.11, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 and to effectuate the purposes set forth in Section 3.1, including, without limitation:

    (1) the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Partnership to make distributions to its Partners in such amounts as are required under Section 5.1.A or will permit the General Partner Entity (so long as the General Partner Entity qualifies as a REIT) to avoid the payment of any federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its shareholders sufficient to permit the General Partner Entity to maintain its REIT status), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness (including the securing of same by mortgage, deed of trust or other lien or encumbrance on the Partnership's assets) and the incurring of any obligations the General Partner Entity deems necessary for the conduct of the activities of the Partnership;

    (2) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

    (3) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership (including the exercise or grant of any conversion, option, privilege or subscription right or other right available in connection with any assets at any time held by the Partnership) or the merger or other combination of the Partnership with or into another entity on such terms as the General Partner deems proper;

    (4) the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms it sees fit, including, without limitation, the financing of the conduct of the operations of the General Partner, the Partnership or any of the Partnership's Subsidiaries, the lending of funds to other Persons (including, without limitation, the Partnership's Subsidiaries) and the repayment of obligations of the Partnership and its Subsidiaries and any other Person in which the Partnership has an equity investment and the making of capital contributions to its Subsidiaries;

    (5) the management, operation, leasing, landscaping, repair, alteration, demolition or improvement of any real property or improvements owned by the Partnership or any Subsidiary of the Partnership or any Person in which the Partnership has made a direct or indirect equity investment;

    (6) the negotiation, execution, and performance of any contracts, conveyances or other instruments that the General Partner considers useful or necessary to the conduct of the Partnership's operations or the implementation of the General Partner's powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership's assets;

    (7) the mortgage, pledge, encumbrance or hypothecation of any assets of the Partnership, and the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms it sees fit, including, without limitation, the financing of the conduct or the operations of the General Partner or the Partnership, the lending of funds to other Persons (including, without limitation, any Subsidiaries of the Partnership) and the repayment of obligations of the Partnership, any of its Subsidiaries and any other Person in which it has an equity investment;

    (8) the distribution of Partnership cash or other Partnership assets in accordance with this Agreement;

    (9) the holding, managing, investing and reinvesting of cash and other assets of the Partnership;

    (10) the collection and receipt of revenues and income of the Partnership;

    (11) the selection, designation of powers, authority and duties and the dismissal of employees of the Partnership (including, without limitation, employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors of the Partnership and the determination of their compensation and other terms of employment or hiring;

    (12) the maintenance of such insurance for the benefit of the Partnership and the Partners as it deems necessary or appropriate;

    (13) the formation of, or acquisition of an interest (including non-voting interests in entities controlled by Affiliates of the Partnership or third parties) in, and the contribution of property to, any further limited or general partnerships, joint ventures, limited liability companies or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of funds or property to, or making of loans to, its Subsidiaries and any other Person in which it has an equity investment from time to time, or the incurrence of indebtedness on behalf of such Persons or the guarantee of the obligations of such Persons); provided that, as long as the General Partner has determined to continue to qualify as a REIT, the Partnership may not engage in any such formation, acquisition or contribution that would cause the General Partner to fail to qualify as a REIT;

    (14) the control of any matters affecting the rights and obligations of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution or abandonment of any claim, cause of action, liability, debt or damages due or owing to or from the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the representation of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

    (15) the determination of the fair market value of any Partnership property distributed in kind, using such reasonable method of valuation as the General Partner may adopt;

    (16) the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any assets or investment held by the Partnership;

    (17) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, individually or jointly with any such Subsidiary or other Person;

    (18) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have any interest pursuant to contractual or other arrangements with such Person;

    (19) the making, executing and delivering of any and all deeds, leases, notes, deeds to secure debt, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or other legal instruments or agreements in writing necessary or appropriate in the judgment of the General Partner for the accomplishment of any of the powers of the General Partner enumerated in this Agreement;

    (20) the distribution of cash to acquire Units held by a Limited Partner in connection with a Limited Partner's exercise of its Unit Redemption Right under Section 8.6;

    (21) the acquisition of Units in exchange for cash, debt instruments, or other property; and

    (22) the amendment and restatement of Exhibit A to reflect accurately at all times the Capital Contributions and Percentage Interests of the Partners as the same are adjusted from time to time to the extent necessary to reflect redemptions, Capital Contributions, the issuance of Units, the admission of any Additional Limited Partner or any Substituted Limited Partner or otherwise, which amendment and restatement, notwithstanding anything in this Agreement to the contrary, shall not be deemed an amendment of this Agreement, as long as the matter or event being reflected in Exhibit A otherwise is authorized by this Agreement.

  B. No Approval by Limited Partners. Except as provided in Section 7.11, each of the Limited Partners agrees that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement, the Act or any applicable law, rule or regulation, to the full extent permitted under the Act or other applicable law. The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity.

  C. Insurance. At all times from and after the date hereof, the General Partner may cause the Partnership to obtain and maintain (i) casualty, liability and other insurance on the properties of the Partnership and (ii) liability insurance for the Indemnitees hereunder and (iii) such other insurance as the General Partner, in its sole and absolute discretion, determines to be necessary.

  D. Working Capital and Other Reserves. At all times from and after the date hereof, the General Partner may cause the Partnership to establish and maintain working capital reserves in such amounts as the General Partner, in its sole and absolute discretion, deems appropriate and reasonable from time to time, including upon liquidation of the Partnership under Article XIII.

  E. No Obligation to Consider Tax Consequences of Limited Partners. In exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the General Partner) of any action taken (or not taken) by any of them. The General Partner is acting on behalf of the Partnership's Limited Partners and its shareholders collectively. The General Partner and the Partnership shall not have liability to a Limited Partner for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with such decisions, provided that the General Partner has acted in good faith and pursuant to its authority under this Agreement.

SECTION 7.2 CERTIFICATE OF LIMITED PARTNERSHIP

  The initial General Partner has previously filed the Certificate with the Secretary of State of Delaware. To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate and do all the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, the District of Columbia or other jurisdiction in which the Partnership may elect to do business or own property. Subject to the terms of Section 8.5.A(4), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto to any Limited Partner. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and any other state, the District of Columbia or other jurisdiction in which the Partnership may elect to do business or own property.

SECTION 7.3 TITLE TO PARTNERSHIP ASSETS

  Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partners, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by that entity for the use and benefit of the Partnership in accordance with the provisions of this Agreement. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

SECTION 7.4 REIMBURSEMENT OF THE GENERAL PARTNER

  A. No Compensation. Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Articles V and VI regarding distributions, payments and allocations to which it may be entitled), the General Partner shall not receive payment from the Partnership or otherwise be compensated for its services as general partner of the Partnership.

  B. Responsibility for Partnership and General Partner Expenses. The Partnership shall be responsible for and shall pay all expenses relating to the Partnership's organization, the ownership of its assets and its operations and the Partnership shall be responsible for and shall pay or reimburse all expenses and discharge all liabilities of any nature whatsoever that the General Partner may incur (including, without limitation, any expenses related to or resulting from the operations of the General Partner or the Partnership and to the management and administration of any Subsidiaries of the General Partner permitted under Section 7.5.A or the Partnership or Subsidiaries of the Partnership, such as auditing expenses and filing fees and any tax liabilities of the General Partner and its Subsidiaries); provided that (i) the amount of any such reimbursement shall be reduced by (x) any interest earned by the General Partner with respect to bank accounts or other instruments or accounts held by it on behalf of the Partnership as permitted in Section 7.5.A (which interest is considered to belong to the Partnership and shall be paid over to the Partnership to the extent not applied to reimburse the General Partner for expenses hereunder); and (y) any amount derived by the General Partner from any investments permitted in Section 7.5.A; (ii) the Partnership shall not be responsible for any taxes that the General Partner would not have been required to pay if it qualified as a REIT for federal income tax purposes or any taxes imposed on the General Partner by reason of its failure to distribute to its shareholders an amount equal to its taxable income; (iii) the Partnership shall not be responsible for expenses or liabilities incurred by the General Partner in connection with any business or assets of the General Partner other than its ownership of Partnership Interests or operation of the business of the Partnership or ownership of interests in Qualified REIT Subsidiaries to the extent permitted in Section 7.5.A; and (iv) the Partnership shall not be responsible for any expenses or liabilities of the General Partner that are excluded from the scope of the indemnification provisions of Section 7.7.A by reason of the provisions of clause (i), (ii) or (iii) thereof. The General Partner shall determine in good faith the amount of expenses incurred by it related to the ownership of Partnership Interests or operation of, or for the benefit of, the Partnership. If certain expenses are incurred that are related both to the ownership of Partnership Interests or operation of, or for the benefit of, the Partnership and to the ownership of other assets (other than Qualified REIT Subsidiaries as permitted under Section 7.7.A) or the operation of other businesses, such expenses will be allocated to the Partnership and such other entities (including the General Partner) owning such other assets or businesses in such a manner as the General Partner in its sole and absolute discretion deems fair and reasonable. Such reimbursements shall be in addition to any reimbursement to the General Partner pursuant to Section 10.3.C and as a result of indemnification pursuant to Section 7.7. All payments and reimbursements hereunder shall be characterized for federal income tax purposes as expenses of the Partnership incurred on its behalf, and not as expenses of the General Partner.

  C. Partnership Interest Issuance Expenses. The General Partner shall also be reimbursed for all expenses it incurs relating to any issuance of Partnership Interests, Shares, Debt of the Partnership or Funding Debt or rights, options, warrants or convertible or exchangeable securities pursuant to Article IV (including, without limitation, all costs, expenses, damages and other payments resulting from or arising in connection with litigation related to any of the foregoing), all of which expenses are considered by the Partners to constitute expenses of, and for the benefit of, the Partnership.

  D. Purchases of Shares by the General Partner. If the General Partner Entity exercises its rights under the Articles of Incorporation to purchase Shares or otherwise elects to purchase from its shareholders Shares in connection with a share repurchase or similar program or for the purpose of delivering such Shares to satisfy an obligation under any dividend reinvestment or equity purchase program adopted by the General Partner Entity, any employee equity purchase plan adopted by the General Partner Entity or any similar obligation or arrangement undertaken by the General Partner Entity in the future, the purchase price paid by the General Partner Entity for those Shares and any other expenses incurred by the General Partner Entity in connection with such purchase shall be considered expenses of the Partnership and shall be reimbursable to the General Partner Entity, subject to the conditions that: (i) if those Shares subsequently are to be sold by the General Partner Entity, the General Partner Entity shall pay to the Partnership any proceeds received by the General Partner Entity for those Shares (provided that a transfer of Shares for Units pursuant to Section 8.6 would not be considered a sale for such purposes), and (ii) if such Shares are not retransferred by the General Partner Entity within thirty (30) days after the purchase thereof, the General Partner Entity shall cause the Partnership to cancel a number of Units (rounded to the nearest whole Unit) of the corresponding class held by the General Partner Entity equal to (i) in the case of Common Shares, the product attained by multiplying the number of those Common Shares by a fraction, the numerator of which is one and the denominator of which is the Conversion Factor, and (ii) in the case of any other Shares, the number of such Shares, which Units shall be treated as having been redeemed by the Partnership for the payment made by the Partnership to the General Partner Entity with respect to the corresponding Shares.

  E. Reimbursement not a Distribution. Except as set forth in the succeeding sentence, if and to the extent any reimbursement made pursuant to this Section
7.4 is determined for federal income tax purposes not to constitute a payment of expenses of the Partnership, the amount so determined shall constitute a guaranteed payment with respect to capital within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Partnership and all Partners and shall not be treated as a distribution for purposes of computing the Partners' Capital Accounts. Amounts deemed paid by the Partnership to the General Partner in connection with the redemption of Units pursuant to clause (ii) of subparagraph (D) above shall be treated as a distribution for purposes of computing the Partner's Capital Accounts.

SECTION 7.5 OUTSIDE ACTIVITIES OF THE GENERAL PARTNER; RELATIONSHIP OF SHARES TO UNITS; FUNDING DEBT

  A. General. Without the Consent of the Outside Limited Partners, the General Partner shall not, directly or indirectly, enter into or conduct any business other than in connection with the ownership, acquisition and disposition of Partnership Interests as a General Partner or Limited Partner and the management of the business of the Partnership and such activities as are incidental thereto. Without the Consent of the Outside Limited Partners, following the consummation of the Partnership Rollup, the assets of the General Partner shall be limited to Partnership Interests and permitted debt obligations of the Partnership (as contemplated by Section 7.5.F), so that Shares and Units are completely fungible except as otherwise specifically provided herein; provided, that the General Partner shall be permitted to hold such bank accounts or similar instruments or accounts in its name as it deems necessary to carry out its responsibilities and purposes as contemplated under this Agreement and its organizational documents (provided that accounts held on behalf of the Partnership to permit the General Partner to carry out its responsibilities under this Agreement shall be considered to belong to the Partnership and the interest earned thereon shall, subject to Section 7.4.B, be applied for the benefit of the Partnership); and, provided further, that the General Partner shall be permitted to hold and acquire, directly or through a Qualified REIT Subsidiary or limited liability company, Qualified Assets. The General Partner and any of its Subsidiaries may acquire Limited Partnership Interests and shall be entitled to exercise all rights of a Limited Partner relating to such Limited Partnership Interests.

  B. Repurchase of Shares and Other Securities. If the General Partner Entity exercises its rights under the Articles of Incorporation to purchase Shares or otherwise elects to purchase from the holders thereof Shares, other equity securities of the General Partner Entity, New Securities or Convertible Funding Debt, then the General Partner shall cause the Partnership to purchase from the General Partner (i) in the case of a purchase of Common Shares, that number of Class A Units equal to the product obtained by multiplying the number of Shares purchased by the General Partner Entity times a fraction, the numerator of which is one and the denominator of which is the Conversion Factor, or (ii) in the case of the purchase of any other class of Shares, other equity securities of the General Partner Entity, New Securities or Convertible Funding Debt, the Units, other Partnership Interests or rights, options, warrants or convertible or exchangeable securities of the Partnership corresponding to the securities so purchased by the General Partner Entity, in each case on the same terms and for the same aggregate price that the General Partner Entity purchased such securities.

  C. Forfeiture of Shares. If the Partnership or the General Partner Entity acquires Shares as a result of the forfeiture of such Shares under a restricted share, share bonus or any other similar share plan, then the General Partner shall cause the Partnership to cancel, without payment of any consideration to the General Partner, that number of Units of the appropriate class equal to the number of Shares so acquired, and, if the Partnership acquired such Shares, it shall transfer such Shares to the General Partner for cancellation.

  D. Issuances of Shares and Other Securities. After the date hereof, the General Partner Entity shall not grant, award or issue any additional Common Shares (other than Common Shares issued pursuant to Section 8.6 hereof or pursuant to a dividend or distribution (including any share split) of Common Shares to all of holders of Common Shares that results in an adjustment to the Conversion Factor pursuant to clause (i), (ii) or (iii) of the definition thereof), other equity securities of the General Partner Entity, New Securities or Convertible Funding Debt unless (i) the General Partner shall cause, pursuant to Section 4.2.A hereof, the Partnership to issue to the General Partner Partnership Interests or rights, options, warrants or convertible or exchangeable securities of the Partnership having designations, preferences and other rights, all such that the economic interests are substantially the same as those of such additional Common Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be, and (ii) the General Partner transfers to the Partnership, as an additional Capital Contribution, the proceeds from the grant, award or issuance of such additional Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be, or from the exercise of rights contained in such additional Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be. Without limiting the foregoing, the General Partner Entity is expressly authorized to issue additional Common Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be, for less than fair market value, and the General Partner is expressly authorized, pursuant to Section 4.2.A hereof, to cause the Partnership to issue to the General Partner corresponding Partnership Interests (for example, and not by way of limitation, the issuance of Shares and corresponding Units pursuant to a share purchase plan providing for purchases of Shares, either by employees or shareholders, at a discount from fair market value or pursuant to employee share options that have an exercise price that is less than the fair market value of the Shares, either at the time of issuance or at the time of exercise), as long as (a) the General Partner concludes in good faith that such issuance is in the interests of the General Partner and the Partnership and (b) the General Partner transfers all proceeds from any such issuance or exercise to the Partnership as an additional Capital Contribution.

  E. Share Option Plan. If at any time or from time to time, the General Partner Entity sells Common Shares pursuant to any Share Option Plan, the General Partner shall transfer the net proceeds of the sale of such Common Shares to the Partnership as an additional Capital Contribution in exchange for an amount of additional Units equal to the number of Common Shares so sold divided by the Conversion Factor.

  F. Funding Debt. The General Partner or the General Partner Entity or any wholly owned Subsidiary of either of them may incur a Funding Debt, including, without limitation, a Funding Debt that is convertible into Shares or otherwise constitutes a class of New Securities ("Convertible Funding Debt"), subject to the condition that the General Partner, the General Partner Entity or such Subsidiary, as the case may be, lend to the Partnership the net proceeds of such Funding Debt; provided that Convertible Funding Debt shall be issued in accordance with the provisions of Section 7.5.D above; and, provided further that the General Partner, the General Partner Entity or such Subsidiary shall not be obligated to lend the net proceeds of any Funding Debt to the Partnership in a manner that would be inconsistent with the General Partner Entity's ability to remain qualified as a REIT. If the General Partner, General Partner Entity or such Subsidiary enters into any Funding Debt, the loan to the Partnership shall be on comparable terms and conditions, including interest rate, repayment schedule, costs and expenses and other financial terms, as are applicable with respect to or incurred in connection with such Funding Debt.

SECTION 7.6 TRANSACTIONS WITH AFFILIATES

  A. Transactions with Certain Affiliates. Except as expressly permitted by this Agreement with respect to any non-arms'-length transaction with an Affiliate, the Partnership shall not, directly or indirectly, sell, transfer or convey any property to, or purchase any property from, or borrow funds from, or lend funds to, any Partner or any Affiliate of the Partnership or the General Partner that is not also a Subsidiary of the Partnership, except pursuant to transactions that are determined in good faith by the General Partner to be on terms that are fair and reasonable and no less favorable to the Partnership than would be obtained from an unaffiliated third party.

  B. Conflict Avoidance. The General Partner is expressly authorized to enter into, in the name and on behalf of the Partnership, a noncompetition arrangement and other conflict avoidance agreements with various Affiliates of the Partnership and the General Partner, and CCC and Marriott International and any Affiliates thereof on such terms as the General Partner, in its sole and absolute discretion, believes is advisable.

  C. Benefit Plans Sponsored by the Partnership. The General Partner, in its sole and absolute discretion and without the approval of the Limited Partners, may propose and adopt on behalf of the Partnership employee benefit plans funded by the Partnership for the benefit of employees of the General Partner, the Partnership, Subsidiaries of the Partnership or any Affiliate of any of them.

SECTION 7.7 INDEMNIFICATION

  A. General. The Partnership shall indemnify each Indemnitee to the fullest extent provided by the Act from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from or in connection with any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, incurred by the Indemnitee and relating to the Partnership or the General Partner or the operation of, or the ownership of property by, any of them as set forth in this Agreement in which any such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a final determination of a court of competent jurisdiction that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the Indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guarantee, contractual obligation for any indebtedness or other obligation or otherwise, for any indebtedness of the Partnership or any Subsidiary of the Partnership (including, without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this
Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. The termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 7.7.A. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the Indemnitee acted in a manner contrary to that specified in this Section 7.7.A with respect to the subject matter of such proceeding. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, and any insurance proceeds from the liability policy covering the General Partner and any Indemnitee, and neither the General Partner nor any Limited Partner shall have any obligation to contribute to the capital of the Partnership or otherwise provide funds to enable the Partnership to fund its obligations under this
Section 7.7.

  B. Advancement of Expenses. Reasonable expenses incurred or expected to be incurred by an Indemnitee shall be paid or reimbursed by the Partnership in advance of the final disposition of any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative made or threatened against an Indemnitee upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee's good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in this Section 7.7.A has been met and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

  C. No Limitation of Rights. The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partnership, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitee is indemnified.

  D. Insurance. The Partnership may purchase and maintain insurance on behalf of the Indemnitees and such other Persons as the General Partner shall determine against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Indemnitee or Person against such liability under the provisions of this Agreement.

  E. Benefit Plan Fiduciary. For purposes of this Section 7.7, (i) excise taxes assessed on an Indemnitee, or for which the Indemnitee is otherwise found liable, in connection with an ERISA Plan Investor pursuant to applicable law shall constitute fines within the meaning of this Section 7.7 and (ii) actions taken or omitted by the Indemnitee in connection with an ERISA Plan Investor in the performance of its duties shall be deemed to be for a purpose which is not opposed to the best interests of the Partnership.

  F. No Personal Liability for Partners. In no event may an Indemnitee subject any of the Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

  G. Interested Transactions. An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

  H. Benefit. The provisions of this Section 7.7 are for the benefit of the Indemnitees, their employees, officers, directors, trustees, heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7, or any provision hereof, shall be prospective only and shall not in any way affect the limitation on the Partnership's liability to any Indemnitee under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or related to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

  I. Indemnification Payments Not Distributions. If and to the extent any payments to the General Partner pursuant to this Section 7.7 constitute gross income to the General Partner (as opposed to the repayment of advances made on behalf of the Partnership), such amounts shall constitute guaranteed payments within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Partnership and all Partners, and shall not be treated as distributions for purposes of computing the Partners' Capital Accounts.

  J. Exception to Indemnification. Notwithstanding anything to the contrary in this Agreement, the General Partner shall not be entitled to indemnification hereunder for any loss, claim, damage, liability or expense for which the General Partner is obligated to indemnify the Partnership under any other agreement between the General Partner and the Partnership.

SECTION 7.8 LIABILITY OF THE GENERAL PARTNER

  A. General. Notwithstanding anything to the contrary set forth in this Agreement, the General Partner shall not be liable for monetary damages to the Partnership, any Partners or any Assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission unless the General Partner acted, or failed to act, in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

  B. Obligation to Consider Interests of General Partner Entity. The Limited Partners expressly acknowledge that the General Partner, in considering whether to dispose of any of the Partnership assets, shall take into account the tax consequences to the General Partner Entity of any such disposition and shall have no liability whatsoever to the Partnership or any Limited Partner for decisions that are based upon or influenced by such tax consequences.

  C. No Obligation to Consider Separate Interests of Limited Partners or Shareholders. The Limited Partners expressly acknowledge that the General Partner is acting on behalf of the Partnership and the General Partner's shareholders collectively, that the General Partner is under no obligation to consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners or Assignees) in deciding whether to cause the Partnership to take (or decline to take) any actions, and that the General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Limited Partners in connection with such decisions, provided that the General Partner has acted in good faith and pursuant to its authority under this Agreement.

  D. Actions of Agents. Subject to its obligations and duties as General Partner set forth in Section 7.1.A, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

  E. Effect of Amendment. Notwithstanding any other provision contained herein, any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner's liability to the Partnership and the Limited Partners under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

SECTION 7.9 OTHER MATTERS CONCERNING THE GENERAL PARTNER

  A. Reliance on Documents. The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

  B. Reliance on Advisors. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

  C. Action Through Agents. The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and a duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform all and every act and duty which is permitted or required to be done by the General Partner hereunder.

  D. Actions to Maintain REIT Status or Avoid Taxation of the General Partner Entity. Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of the General Partner Entity to continue to qualify as a REIT or (ii) to allow the General Partner Entity to avoid incurring any liability for taxes under Section 857 or 4981 of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

SECTION 7.10 RELIANCE BY THIRD PARTIES

  Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without consent or approval of any other Partner or Person, to encumber, sell or otherwise use in any manner any and all assets of the Partnership, to enter into any contracts on behalf of the Partnership and to take any and all actions on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner as if the General Partner were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing, in each case except to the extent that such action does or purports to impose liability on the Limited Partner. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership, and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

SECTION 7.11 RESTRICTIONS ON GENERAL PARTNER'S AUTHORITY

  A. Consent Required. The General Partner may not take any action in contravention of an express prohibition or limitation of this Agreement without the written Consent of (i) all Partners adversely affected or (ii) such lower percentage of the Limited Partnership Interests as may be specifically provided for under a provision of this Agreement or the Act. The preceding sentence shall not apply to any limitation or prohibition in this Agreement that expressly authorizes the General Partner to take action (either in its discretion or in specified circumstances) so long as the General Partner acts within the scope of such authority.

  B. Sale of All Assets of the Partnership. Except as provided in Article XIV and subject to the provisions of Section 7.11.C, the General Partner may not, directly or indirectly, cause the Partnership to sell, exchange, transfer or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger (including a triangular merger), consolidation or other combination with any other Persons) without the Consent of Partners holding Percentage Interests that are more than fifty percent (50%) of the aggregate Percentage Interest represented by all Partnership Interests then entitled to vote thereon (including for this purpose any such Partnership Interests held by the General Partner), provided, however, that the foregoing limitation shall not apply to any leases of all or substantially all of the Partnership's assets entered into by the Partnership in order to satisfy any REIT Requirements.

  C. Voting Rights of Limited Partners During the Initial Holding Period.

    (1) During the Initial Holding Period, if a vote of the shareholders of the General Partner is required in connection with any of the transactions described in clause (i), (ii) or (iii) below, the Partnership shall not engage in such transaction unless such transaction is approved by the holders of a majority of all outstanding Class A Units and Class B Units (or, in the case of a transaction described in clause (iii), a majority of the Class A Units and Class B Units that are voted, provided that at least a majority of the Class A Units and Class B Units are voted), including Class A Units and Class B Units held by the General Partner, voting as a single class with the General Partner voting its Class A Units and Class B Units in the same proportion as its shareholders vote. The transactions subject to this paragraph are: (i) a sale of all or substantially all of the assets of the Partnership; (ii) a merger involving the Partnership; or
  (iii) any issuance
  of Units in connection with an issuance of Common Shares representing 20% or more of the outstanding Common Shares of the General Partner Entity which would require shareholder approval of such transaction under the rules of the New York Stock Exchange.

    (2) During the Initial Holding Period, any taxable sale or sales of hotels representing more than 10% of the aggregate Appraised Value of the hotels of any partnership the interests in which were contributed to the Partnership in exchange for Units would require, in addition to any other approval requirements, the approval of a majority of all outstanding Units held by Persons who formerly were limited partners of such partnership, voting as a separate class.

SECTION 7.12 LOANS BY THIRD PARTIES

  The Partnership may incur Debt, or enter into similar credit, guarantee, financing or refinancing arrangements for any purpose (including, without limitation, in connection with any acquisition of property) with any Person that is not the General Partner upon such terms as the General Partner determines appropriate (subject to Section 7.6); provided that, the Partnership shall not incur any Debt that is recourse to the General Partner, except to the extent otherwise agreed to by such General Partner in its sole discretion.

                                 ARTICLE VIII

                  Rights And Obligations Of Limited Partners

SECTION 8.1 LIMITATION OF LIABILITY

  The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement, including Section 10.5 and Section 14.3, or under the Act.

SECTION 8.2 MANAGEMENT OF BUSINESS

  No Limited Partner or Assignee (other than the General Partner, any of its Affiliates or any officer, director, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by the General Partner, any of its Affiliates or any officer, director, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

SECTION 8.3 OUTSIDE ACTIVITIES OF LIMITED PARTNERS

  Subject to Section 7.5 hereof, and subject to any agreements entered into pursuant to Section 7.6.C hereof and to any other agreements entered into by a Limited Partner or its Affiliates with the Partnership or a Subsidiary, any Limited Partner (other than the General Partner) and any officer, director, employee, agent, trustee, Affiliate or shareholder of any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct or indirect competition with the Partnership. Neither the Partnership nor any Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee. None of the Limited Partners nor any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any business ventures of any other Person (other than the General Partner to the extent expressly provided herein), and such Person (other than the General Partner) shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures to the Partnership, any Limited Partner or any such other Person, even if such opportunity is of a character which, if presented to the Partnership, any Limited Partner or such other Person, could be taken by such Person.

SECTION 8.4 RETURN OF CAPITAL

  Except pursuant to the right of redemption set forth in Section 8.6, no Limited Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. No Limited Partner or Assignee shall have priority over any other Limited Partner or Assignee either as to the return of Capital Contributions (except as permitted by Section 4.2.A) or, except to the extent provided by Exhibit C or as permitted by Sections 4.2.A, 5.1.B(i), 6.1.A(ii) and 6.1.B(i), or otherwise expressly provided in this Agreement, as to profits, losses, distributions or credits.

SECTION 8.5 RIGHTS OF LIMITED PARTNERS RELATING TO THE PARTNERSHIP

  A. General. In addition to other rights provided by this Agreement or by the Act, and except as limited by Section 8.5.D, each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon written demand with a statement of the purpose of such demand and at such Limited Partner's own expense:

    (1) to obtain a copy of the most recent annual and quarterly reports filed with the Securities and Exchange Commission by the General Partner Entity pursuant to the Exchange Act;

    (2) to obtain a copy of the Partnership's federal, state and local income tax returns for each Partnership Year;

    (3) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

    (4) to obtain a copy of this Agreement, the Certificate and the Articles of Incorporation and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate, the Articles of Incorporation and all amendments thereto have been executed; and

    (5) to obtain true and full information regarding the amount of cash and a description and statement of any other property or services contributed by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner.

  B. Notice of Conversion Factor. The Partnership shall promptly notify each Limited Partner (i) upon request of the then current Conversion Factor and
(ii) of any changes to the Conversion Factor.

  C. Notice of Extraordinary Transaction of the General Partner Entity. The General Partner Entity shall not make any extraordinary distributions of cash or property to its shareholders or effect a merger (including, without limitation, a triangular merger), consolidation or other combination with or into another Person, a sale of all or substantially all of its assets or any other similar extraordinary transaction without providing written notice to the Limited Partners of its intention to make such distribution or effect such merger, consolidation, combination, sale or other extraordinary transaction at least twenty (20) Business Days prior to the record date to determine equity holders eligible to receive such distribution or to vote upon the approval of such merger, sale or other extraordinary transaction (or, if no such record date is applicable, at least twenty (20) Business Days before consummation of such merger, sale or other extraordinary transaction), which notice shall describe in reasonable detail the action to be taken. This provision for such notice shall not be deemed (i) to permit any transaction that otherwise is prohibited by this Agreement or requires a Consent of the Partners or (ii) to require a Consent of the Limited Partners to a transaction that does not otherwise require Consent under this Agreement. Each Limited Partner agrees, as a condition to the receipt of the notice pursuant hereto, to keep confidential the information set forth therein until such time as the General Partner Entity has made public disclosure thereof and to use such information during such period of confidentiality solely for purposes of determining whether to exercise the Unit Redemption Right; provided, however, that a Limited Partner may disclose such information to its attorney, accountant and/or financial advisor for purposes of obtaining advice with respect to such exercise so long as such attorney, accountant and/or financial advisor agrees to receive and hold such information subject to this confidentiality requirement.

  D. Confidentiality. Notwithstanding any other provision of this Section 8.5, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines in its sole and absolute discretion to be reasonable, any information that (i) the General Partner reasonably believes to be in the nature of trade secrets or other information the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or could damage the Partnership or its business or (ii) the Partnership is required by law or by agreements with unaffiliated third parties to keep confidential, provided that this Section 8.5.D shall not affect the twenty (20) Business Day requirements set forth in
Section 8.5.C above.

SECTION 8.6 UNIT REDEMPTION RIGHT

  A. General. (i) Subject to Section 8.6.C, Section 8.6.D and Section 8.6.E, at any time on or after one year following the date of the initial issuance thereof (which, in the event of the transfer of a Class A Unit or Class B Unit, shall be deemed to be the date that the Class A Unit (or corresponding Class B Unit) or such Class B Unit, as the case may be, was issued to the original recipient thereof for purposes of this Section 8.6), the holder of a Class A Unit (if other than the General Partner or the General Partner Entity or any Subsidiary of either the General Partner or the General Partner Entity) shall have the right (the "Unit Redemption Right") to require the Partnership to redeem such Unit, with such redemption to occur on the Specified Redemption Date and at a redemption price equal to and in the form of the Cash Amount to be paid by the Partnership. Any such Unit Redemption Right shall be exercised pursuant to a Notice of Redemption delivered to the Partnership (with a copy to the General Partner) by the holder of the Class A Units who is exercising the Unit Redemption Right (the "Redeeming Partner"). A Limited Partner may exercise the Unit Redemption Right from time to time, without limitation as to frequency, with respect to part or all of the Class A Units that it owns, as selected by the Limited Partner, provided that a Limited Partner may not exercise the Unit Redemption Right for less than one thousand (1,000) Class A Units unless such Redeeming Partner then holds less than one thousand (1,000) Class A Units, in which event the Redeeming Partner must exercise the Unit Redemption Right for all of the Class A Units held by such Redeeming Partner, and provided further that, with respect to a Limited Partner which is an entity, such Limited Partner may exercise the Unit Redemption Right for less than one thousand (1,000) Class A Units without regard to whether or not such Limited Partner is exercising the Unit Redemption Right for all of the Class A Units held by such Limited Partner as long as such Limited Partner is exercising the Unit Redemption Right on behalf of one or more of its equity owners in respect of one hundred percent (100%) of such equity owners' interests in such Limited Partner. For purposes hereof, a Class A Unit issued upon conversion of a Class B Unit shall be deemed to have been issued when the Class B Unit was issued.

  (ii) The Redeeming Partner shall have no right with respect to any Class A Units so redeemed to receive any distributions paid in respect of a Partnership Record Date for distributions in respect of Class A Units and Class B Units occurring after the Specified Redemption Date of such Units.

  (iii) The Assignee of any Limited Partner may exercise the rights of such Limited Partner pursuant to this Section 8.6, and such Limited Partner shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by such Limited Partner's Assignee. In connection with any exercise of such rights by such Assignee on behalf of such Limited Partner, the Cash Amount shall be paid by the Partnership directly to such Assignee and not to such Limited Partner.

  (iv) If the General Partner provides notice to the Limited Partners, pursuant to Section 8.5.C hereof, the Unit Redemption Right shall be exercisable, without regard to whether the Units have been outstanding for any specified period, during the period commencing on the date on which the General Partner provides such notice and ending on the record date to determine shareholders eligible to receive such distribution or to vote upon the approval of such merger, sale or other extraordinary transaction (or, if no such record date is applicable, at least twenty (20) Business Days before the consummation of such merger, sale or other extraordinary transaction). If this subparagraph (iv) applies, the Specified Redemption Date is the date on which the Partnership and the General Partner receive notice of exercise of the Unit Redemption Right, rather than ten (10) Business Days after receipt of the notice of redemption.

  B. General Partner Assumption of Right. (i) If a Limited Partner has delivered a Notice of Redemption, the General Partner may, in its sole and absolute discretion (subject to the limitations on ownership and transfer of Shares set forth in the Articles of Incorporation) and upon providing written notice to the Limited Partners at least three (3) Business Days in advance, elect to assume directly and satisfy a Unit Redemption Right by paying to the Redeeming Partner either the Cash Amount or the Shares Amount, as the General Partner determines in its sole and absolute discretion (provided that payment of the Redemption Amount in the form of Common Shares shall be in Common Shares registered under Section 12 of the Exchange Act and listed for trading on the exchange or national market on which the Common Shares are Publicly Traded and the issuance of Common Shares upon redemption shall be registered under the Securities Act or, at the election of the General Partner, resale of the Common Shares issued upon redemption shall be registered (so long as the Redeeming Partner provides all information required for such registration), and, provided further that, if the Common Shares are not Publicly Traded at the time a Redeeming Partner exercises its Unit Redemption Right, the Redemption Amount shall be paid only in the form of the Cash Amount unless the Redeeming Partner, in its sole and absolute discretion, consents to payment of the Redemption Amount in the form of the Shares Amount), on the Specified Redemption Date, whereupon the General Partner shall acquire the Units offered for redemption by the Redeeming Partner and shall be treated for all purposes of this Agreement as the owner of such Units. Unless the General Partner, in its sole and absolute discretion, shall exercise its right to assume directly and satisfy the Unit Redemption Right, the General Partner shall not have any obligation to the Redeeming Partner or to the Partnership with respect to the Redeeming Partner's exercise of the Unit Redemption Right. If the General Partner shall exercise its right to satisfy the Unit Redemption Right in the manner described in the first sentence of this Section 8.6.B and shall fully perform its obligations in connection therewith, the Partnership shall have no right or obligation to pay any amount to the Redeeming Partner with respect to such Redeeming Partner's exercise of the Unit Redemption Right, and each of the Redeeming Partner, the Partnership and the General Partner shall, for federal income tax purposes, treat the transaction between the General Partner and the Redeeming Partner as a sale of the Redeeming Partner's Units to the General Partner. Nothing contained in this Section 8.6.B shall imply any right of the General Partner to require any Limited Partner to exercise the Unit Redemption Right afforded to such Limited Partner pursuant to Section 8.6.A.

  (ii) If the General Partner determines to pay the Redeeming Partner the Redemption Amount in the form of Common Shares, the total number of Common Shares to be paid to the Redeeming Partner in exchange for the Redeeming Partner's Class A Units shall be the applicable Shares Amount. If this amount is not a whole number of Common Shares, the Redeeming Partner shall be paid
(i) that number of Common Shares which equals the nearest whole number less than such amount plus (ii) an amount of cash which the General Partner determines, in its reasonable discretion, to represent the fair value of the remaining fractional Common Share which would otherwise be payable to the Redeeming Partner.

  (iii) Each Redeeming Partner agrees to execute such documents as the General Partner may reasonably require in connection with the issuance of Common Shares upon exercise of the Unit Redemption Right.

  (iv) Any Common Shares issued in accordance with this Section 8.6.B will be duly and validly authorized and will be validly issued, fully paid and nonassessable and will not be subject to any preemptive rights.

  C. Exceptions to Exercise of Unit Redemption Right. Notwithstanding the provisions of Sections 8.6.A and 8.6.B, a holder of Class A Units shall not be entitled to exercise the Unit Redemption Right pursuant to Section 8.6.A if (but only as long as) the delivery of Shares to such holder on the Specified Redemption Date would be (i) prohibited under those portions of the Articles of Incorporation relating to restrictions on ownership and transfer of Shares or (ii) prohibited under applicable federal or state securities laws or regulations (in each case regardless of whether the General Partner would in fact assume and satisfy the Unit Redemption Right).

  D. No Liens on Units Delivered for Redemption. All Class A Units delivered for redemption shall be delivered to the Partnership or the General Partner, as the case may be, free and clear of all liens, and, notwithstanding anything contained herein to the contrary, neither the General Partner nor the Partnership shall be under any obligation to acquire Class A Units which are or may be subject to any liens. If any state or local property transfer tax is payable as a result of the transfer of Units to the Partnership or the General Partner pursuant to the Unit Redemption Right, the Redeeming Partner shall assume and pay such transfer tax.

  E. Additional Partnership Interests; Modification of Holding Period. If the Partnership issues Partnership Interests to any Additional Limited Partner pursuant to Article IV, the General Partner shall make such revisions to this
Section 8.6 as it determines are necessary to reflect the issuance of such Partnership Interests (including setting forth any restrictions on the exercise of the Unit Redemption Right with respect to such Partnership Interests which differ from those set forth in this Agreement), provided that no such revisions shall materially adversely affect the rights of any other Limited Partner to exercise its Unit Redemption Rights without that Limited Partner's prior written consent. In addition, the General Partner may, with respect to any holder or holders of Units, at any time and from time to time, as it shall determine in its sole discretion, reduce or waive the length of the period prior to which such holder or holders may not exercise the Unit Redemption Right.

                                  ARTICLE IX

                    Books, Records, Accounting and Reports

SECTION 9.1 RECORDS AND ACCOUNTING

  The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including, without limitation, all books and records necessary to provide to the Limited Partners any information, lists and copies of documents required to be provided pursuant to Section 9.3. Any records maintained by or on behalf of the Partnership in the regular course of its business may be kept on, or be in the form of, punch cards, magnetic tape, photographs, micrographics or any other information storage device, provided that the records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles.

SECTION 9.2 FISCAL YEAR

  The fiscal year of the Partnership shall be the calendar year.

SECTION 9.3 REPORTS

  A. Annual Reports. As soon as practicable, but in no event later than the date on which the General Partner Entity mails its annual report to its equity holders, the General Partner shall cause to be mailed to each Limited Partner an annual report, as of the close of the most recently ended Partnership Year, containing financial statements of the Partnership and its Subsidiaries, or of the General Partner Entity if such statements are prepared solely on a consolidated basis with the Partnership, for such Partnership Year, presented in accordance with generally accepted accounting principles, such statements to be audited by a nationally recognized firm of independent public accountants selected by the General Partner Entity.

  B. Quarterly Reports. If and to the extent that the General Partner Entity mails quarterly reports to its shareholders, as soon as practicable, but in no event later than the date on such reports are mailed, the General Partner Entity shall cause to be mailed to each Limited Partner a report containing unaudited financial statements, as of the last day of such fiscal quarter, of the Partnership, or of the General Partner Entity if such statements are prepared solely on a consolidated basis with the Partnership, and such other information as may be required by applicable law or regulation, or as the General Partner determines to be appropriate.

  C. General Partner Entity Communications to Equity Holders. The General Partner shall cause to be mailed to each Limited Partner a copy of each written report, proxy statement or other communication sent to holders of Shares. Such materials will be sent to each Limited Partner on the same date on which they are first sent to holders of Shares.

                                   ARTICLE X

                                  Tax Matters

SECTION 10.1 PREPARATION OF TAX RETURNS

  The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Limited Partners for federal and state income tax reporting purposes.

SECTION 10.2 TAX ELECTIONS

  Except as otherwise provided herein, the General Partner shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code (including, without limitation, the election under Section 754 of the Code). The General Partner shall have the right to seek to revoke any such election upon the General Partner's determination in its sole and absolute discretion that such revocation is in the best interests of the Partners.

SECTION 10.3 TAX MATTERS PARTNER

  A. General. The General Partner shall be the "tax matters partner" of the Partnership for federal income tax purposes. Pursuant to Section 6223(c)(3) of the Code, upon receipt of notice from the IRS of the beginning of an administrative proceeding with respect to the Partnership, the tax matters partner shall furnish the IRS with the name, address, taxpayer identification number and profit interest of each of the Limited Partners and any Assignees; provided, however, that such information is provided to the Partnership by the Limited Partners.

  B. Powers. The tax matters partner is authorized, but not required:

    (1) to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Partnership items required to be taken into account by a Partner for income tax purposes (such administrative proceedings being referred to as a "tax audit" and such judicial proceedings being referred to as "judicial review"), and in the settlement agreement the tax matters partner may expressly state that such agreement shall bind all Partners, except that such settlement agreement shall not bind any Partner (i) who (within the time prescribed pursuant to the Code and Regulations) files a statement with the IRS providing that the tax matters partner shall not have the authority to enter into a settlement agreement on behalf of such Partner or
  (ii) who is a "notice partner" (as defined in Section 6231(a)(8) of the Code) or a member of a "notice group" (as defined in Section 6223(b)(2) of the Code);

    (2) if a notice of a final administrative adjustment at the Partnership level of any item required to be taken into account by a Partner for tax purposes (a "final adjustment") is mailed to the tax matters partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Partnership's principal place of business is located;

    (3) to intervene in any action brought by any other Partner for judicial review of a final adjustment;

    (4) to file a request for an administrative adjustment with the IRS at any time and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

    (5) to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Partner for tax purposes, or an item affected by such item; and

    (6) to take any other action on behalf of the Partners of the Partnership in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.

  The taking of any action and the incurring of any expense by the tax matters partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the tax matters partner and the provisions relating to indemnification of the General Partner set forth in Section 7.7 shall be fully applicable to the tax matters partner in its capacity as such.

  C. Reimbursement. The tax matters partner shall receive no compensation for its services. All third-party costs and expenses incurred by the tax matters partner in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm and/or law firm to assist the tax matters partner in discharging its duties hereunder, so long as the compensation paid by the Partnership for such services is reasonable.

SECTION 10.4 ORGANIZATIONAL EXPENSES

  The Partnership shall elect to deduct expenses, if any, incurred by it in organizing the Partnership ratably over a sixty (60) month period as provided in Section 709 of the Code.

SECTION 10.5 WITHHOLDING

  Each Limited Partner hereby authorizes the Partnership to withhold from or pay on behalf of or with respect to such Limited Partner any amount of federal, state, local, or foreign taxes that the General Partner determines that the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Partnership pursuant to Section 1441, 1442, 1445 or 1446 of the Code. Any amount paid on behalf of or with respect to a Limited Partner shall constitute a loan by the Partnership to such Limited Partner, which loan shall be repaid by such Limited Partner within fifteen (15) days after notice from the General Partner that such payment must be made unless (i) the Partnership withholds such payment from a distribution which would otherwise be made to the Limited Partner or (ii) the General Partner determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Partnership which would, but for such payment, be distributed to the Limited Partner. Any amounts withheld pursuant to the foregoing clauses (i) or
(ii) shall be treated as having been distributed to such Limited Partner. Each Limited Partner hereby unconditionally and irrevocably grants to the Partnership a security interest in such Limited Partner's Partnership Interest to secure such Limited Partner's obligation to pay to the Partnership any amounts required to be paid pursuant to this Section 10.5. If a Limited Partner fails to pay any amounts owed to the Partnership pursuant to this
Section 10.5 when due, the General Partner may, in its sole and absolute discretion, elect to make the payment to the Partnership on behalf of such defaulting Limited Partner, and in such event shall be deemed to have loaned such amount to such defaulting Limited Partner and shall succeed to all rights and remedies of the Partnership as against such defaulting Limited Partner (including, without limitation, the right to receive distributions). Any amounts payable by a Limited Partner hereunder shall bear interest at the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, plus four (4) percentage points (but not higher than the maximum lawful rate under the laws of the State of Maryland) from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. Each Limited Partner shall take such actions as the Partnership or the General Partner shall request to perfect or enforce the security interest created hereunder.

                                  ARTICLE XI

                           Transfers And Withdrawals

SECTION 11.1 TRANSFER

  A. Definition. The term "transfer," when used in this Article XI with respect to a Partnership Interest or a Unit, shall be deemed to refer to a transaction by which a General Partner purports to assign all or any part of its General Partnership Interest to another Person or by which a Limited Partner purports to assign all or any part of its Limited Partnership Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise. The term "transfer" when used in this Article XI does not include any redemption or repurchase of Units by the Partnership from a Partner or acquisition of Units from a Limited Partner by the General Partner pursuant to Section 8.6 or otherwise. No part of the interest of a Limited Partner shall be subject to the claims of any creditor, any spouse for alimony or support, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement.

  B. General. No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this
Article XI. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article XI shall be null and void.

SECTION 11.2 TRANSFERS OF PARTNERSHIP INTERESTS OF GENERAL PARTNER

  A. General. The General Partner may not transfer any of its Partnership Interest (including both its General Partnership Interest and its Limited Partnership Interest) except in connection with a transaction described in
Section 11.2.B, any merger (including a triangular merger), consolidation or other combination with or into another Person following the consummation of which the shareholders of the surviving entity are substantially identical to the shareholders of the General Partner Entity, or as otherwise expressly permitted under this Agreement, nor shall the General Partner withdraw as General Partner except in connection with a transaction described in Section 11.2.B or any such merger, consolidation, or other combination described above.

  B. Specific Transactions Prohibited. The General Partner Entity shall not engage in any merger (including a triangular merger), consolidation or other combination with or into another Person (other than any transaction following the consummation of which the shareholders of the surviving entity are substantially identical to the shareholders of the General Partner Entity), sale of all or substantially all of its assets or any reclassification, recapitalization or change of outstanding Shares (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination as described in the definition of "Conversion Factor") ("Termination Transaction"), unless (i) the Termination Transaction has been approved by the Consent of Partners holding Percentage Interests that are more than fifty percent (50%) of the aggregate Percentage Interest represented by all Partnership Interests then entitled to vote thereon (including for this purpose any such Partnership Interests held by the General Partner), (ii) following such merger or other consolidation, substantially all of the assets of the surviving entity consist of Units and (iii) in connection with which all Limited Partners either will receive, or will have the right to receive, for each Unit an amount of cash, securities, or other property equal to the product of the Conversion Factor and the greatest amount of cash, securities or other property paid to a holder of Shares, if any, corresponding to such Unit in consideration of one such Share at any time during the period from and after the date on which the Termination Transaction is consummated; provided that, if, in connection with the Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than sixty-six and two-thirds percent (66 2/3%) of the outstanding Shares, or such other percentage required for the approval of mergers under the charter documents of the General Partner Entity, each holder of Units shall receive, or shall have the right to receive without any right of Consent set forth above in this subsection B, the greatest amount of cash, securities, or other property which such holder would have received had it exercised the Unit Redemption Right and received Shares in exchange for its Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer. The General Partner shall not enter into an agreement or other arrangement providing for or facilitating the creation of a General Partner Entity other than the General Partner, unless the successor General Partner Entity executes and delivers a counterpart to this Agreement in which such General Partner Entity agrees to be fully bound by all of the terms and conditions contained herein that are applicable to a General Partner Entity.

SECTION 11.3 LIMITED PARTNERS' RIGHTS TO TRANSFER

  A. General. Except to the extent expressly permitted in Sections 11.3.B and 11.3.C or in connection with the exercise of a Unit Redemption Right pursuant to Section 8.6, a Limited Partner may not transfer all or any portion of its Partnership Interest, or any of such Limited Partner's rights as a Limited Partner, without the prior written consent of the General Partner, which consent may be withheld in the General Partner's sole and absolute discretion. Any transfer otherwise permitted under Sections 11.3.B and 11.3.C shall be subject to the conditions set forth in Section 11.3.D, 11.3.E and 11.3.F, and all permitted transfers shall be subject to Section 11.5.

  B. Incapacitated Limited Partners. If a Limited Partner is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner's estate shall have all the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate and such power as the Incapacitated Limited Partner possessed to transfer all or any part of its interest in the Partnership. The Incapacity of a Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

  C. Permitted Transfers. A Limited Partner may transfer, with or without the consent of the General Partner, all or a portion of its Partnership Interest
(i) in the case of a Limited Partner who is an individual, to a member of his Immediate Family, any trust formed for the benefit of himself and/or members of his Immediate Family, or any partnership, limited liability company, joint venture, corporation or other business entity comprised only of himself and/or members of his Immediate Family and entities the ownership interests in which are owned by or for the benefit of himself and/or members of his Immediate Family, (ii) in the case of a Limited Partner which is a trust, to the beneficiaries of such trust, (iii) in the case of a Limited Partner which is a partnership, limited liability company, joint venture, corporation or other business entity to which Units were transferred pursuant to clause (i) above, to its partners, owners or stockholders, as the case may be, who are members of the Immediate Family of or are actually the Person(s) who transferred Units to it pursuant to clause (i) above, (iv) in the case of a Limited Partner which acquired Units as of the date hereof and which is a partnership, limited liability company, joint venture, corporation or other business entity, to its partners, owners, stockholders or Affiliates thereof, as the case may be, or the Persons owning the beneficial interests in any of its partners, owners or stockholders or Affiliates thereof (it being understood that this clause (iv) will apply to all of each Person's Partnership Interests whether the Units relating thereto were acquired on the date hereof or hereafter), (v) in the case of a Limited Partner which is a partnership, limited liability company, joint venture, corporation or other business entity other than any of the foregoing described in clause (iii) or (iv), in accordance with the terms of any agreement between such Limited Partner and the Partnership pursuant to which such Partnership Interest was issued, (vi) pursuant to a gift or other transfer without consideration, (vii) pursuant to applicable laws of descent or distribution, (viii) to another Limited Partner and (ix) pursuant to a grant of security interest or other encumbrance effectuated in a bona fide transaction or as a result of the exercise of remedies related thereto, subject to the provisions of Section 11.3.F hereof. A trust or other entity will be considered formed "for the benefit" of a Partner's Immediate Family even though some other Person has a remainder interest under or with respect to such trust or other entity.

  D. No Transfers Violating Securities Laws. The General Partner may prohibit any transfer of Units by a Limited Partner unless it receives a written opinion of legal counsel (which opinion and counsel shall be reasonably satisfactory to the Partnership) to such Limited Partner to the effect that such transfer would not require filing of a registration statement under the Securities Act or would not otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Unit or, at the option of the Partnership, an opinion of legal counsel to the Partnership to the same effect.

  E. No Transfers Affecting Tax Status of Partnership. No transfer of Units by a Limited Partner (including a redemption or exchange pursuant to Section 8.6) may be made to any Person if (i) in the opinion of legal counsel for the Partnership, it would result in the Partnership being treated as an association taxable as a corporation for federal income tax purposes (except as a result of the redemption or exchange for Shares of all Units held by all Limited Partners other than the General Partner or the General Partner Entity or any Subsidiary of either the General Partner or the General Partner Entity or pursuant to a transaction expressly permitted under Section 7.11.B or
Section 11.2), (ii) in the opinion of legal counsel for the Partnership, it likely would cause the General Partner Entity to no longer qualify as a REIT or would subject the General Partner Entity to any additional taxes under
Section 857 or Section 4981 of the Code or (iii) such transfer is effectuated through an

"established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code.

  F. No Transfers to Holders of Nonrecourse Liabilities. No pledge or transfer of any Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Partnership whose loan constitutes a Nonrecourse Liability without the consent of the General Partner, in its sole and absolute discretion, if the deemed exercise by such lender or Person of all of its rights under the pledge or Unit transfer agreement would result in such lender or Person owning Units in violation of the Ownership Limitation set forth in
Section 12.2.A of this Agreement; provided that, as a condition to such consent the lender will be required to enter into an arrangement with the Partnership and the General Partner to exchange or redeem for the Redemption Amount any Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a partner in the Partnership for purposes of allocating liabilities to such lender under Section 752 of the Code.

SECTION 11.4 SUBSTITUTED LIMITED PARTNERS

  A. Consent of General Partner. No Limited Partner shall have the right to substitute a transferee as a Limited Partner in its place. The General Partner shall, however, have the right to consent to the admission of a transferee of the interest of a Limited Partner pursuant to this Section 11.4 as a Substituted Limited Partner, which consent may be, given or withheld by the General Partner in its sole and absolute discretion. The General Partner's failure or refusal to permit a transferee of any such interests to become a Substituted Limited Partner shall not give rise to any cause of action against the Partnership or any Partner.

  B. Rights of Substituted Limited Partner. A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article XI shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement. The admission of any transferee as a Substituted Limited Partner shall be conditioned upon the transferee executing and delivering to the Partnership an acceptance of all the terms and conditions of this Agreement (including, without limitation, the provisions of Section 16.11) and such other documents or instruments as may be required to effect the admission.

  C. Amendment of Exhibit A. Upon the admission of a Substituted Limited Partner, the General Partner shall amend Exhibit A to reflect the name, address, Capital Account, number of Units and Percentage Interest of such Substituted Limited Partner and to eliminate or adjust, if necessary, the name, address, Capital Account and Percentage Interest and interest of the predecessor of such Substituted Limited Partner.

SECTION 11.5 ASSIGNEES

  If the General Partner, in its sole and absolute discretion, does not consent to the admission of any permitted transferee under Section 11.3 as a Substituted Limited Partner, as described in Section 11.4, or any transferee does not request admission as a Substituted Limited Partner, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be entitled to all the rights of an assignee of a limited partnership interest under the Act, including the right to receive distributions from the Partnership and the share of Net Income, Net Losses, gain, loss and Recapture Income attributable to the Units assigned to such transferee, and shall have the rights granted to the Limited Partners under Section 8.6, but shall not be deemed to be a holder of Units for any other purpose under this Agreement, and shall not be entitled to vote such Units in any matter presented to the Limited Partners holding Units of the same class of Partnership Interests for a vote (such Units being deemed to have been voted on such matter in the same proportion as all other Units held by Limited Partners are voted). If any such transferee desires to make a further assignment of any such Units, such transferee shall be subject to all the provisions of this Article XI to the same extent and in the same manner as any Limited Partner desiring to make an assignment of Units.

SECTION 11.6 GENERAL PROVISIONS

  A. Withdrawal of Limited Partner. No Limited Partner may withdraw from the Partnership other than as a result of a permitted transfer of all of such Limited Partner's Units in accordance with this Article XI or pursuant to redemption of all of its Units under Section 8.6.

  B. Termination of Status as Limited Partner. Any Limited Partner who shall transfer all of its Units in a transfer permitted pursuant to this Article XI or pursuant to redemption of all of its Units under Section 8.6 shall cease to be a Limited Partner.

  C. Timing of Transfers. Transfers pursuant to this Article XI may only be made upon three Business Days prior notice, unless the General Partner otherwise agrees.

  D. Allocations. If any Partnership Interest is transferred during any quarterly segment of the Partnership's fiscal year in compliance with the provisions of this Article XI or redeemed or transferred pursuant to Section 8.6, Net Income, Net Losses, each item thereof and all other items attributable to such interest for such fiscal year shall be divided and allocated between the transferor Partner and the transferee Partner by taking into account their varying interests during the fiscal year in accordance with
Section 706(d) of the Code, using the interim closing of the books method (unless the General Partner, in its sole and absolute discretion, elects to adopt a daily, weekly or a monthly proration period, in which event Net Income, Net Losses, each item thereof and all other items attributable to such interest for such fiscal year shall be prorated based upon the applicable method selected by the General Partner). Solely for purposes of making such allocations, each of such items for the calendar month in which the transfer or redemption occurs shall be allocated to the Person who is a Partner as of midnight on the last day of said month. All distributions of Available Cash attributable to any Unit with respect to which the Partnership Record Date is before the date of such transfer, assignment or redemption shall be made to the transferor Partner or the Redeeming Partner, as the case may be, and, in the case of a transfer or assignment other than a redemption, all distributions of Available Cash thereafter attributable to such Unit shall be made to the transferee Partner.

  E. Additional Restrictions. In addition to any other restrictions on transfer herein contained, including without limitation the provisions of this
Article XI and Article VII, in no event may any transfer or assignment of a Partnership Interest by any Partner (including pursuant to Section 8.6) be made without the express consent of the General Partner, in its sole and absolute discretion, (i) to any person or entity who lacks the legal right, power or capacity to own a Partnership Interest; (ii) in violation of applicable law; (iii) of any component portion of a Partnership Interest, such as the Capital Account, or rights to distributions, separate and apart from all other components of a Partnership Interest; (iv) if in the opinion of legal counsel to the Partnership such transfer would cause a termination of the Partnership for federal or state income tax purposes (except as a result of the redemption or exchange for Shares of all Units held by all Limited Partners other than the General Partner, the General Partner Entity, or any Subsidiary of either, or pursuant to a transaction expressly permitted under
Section 7.11.B or Section 11.2); (v) if in the opinion of counsel to the Partnership, such transfer would cause the Partnership to cease to be classified as a partnership for federal income tax purposes (except as a result of the redemption or exchange for Shares of all Units held by all Limited Partners other than the General Partner, the General Partner Entity, or any Subsidiary of either, or pursuant to a transaction expressly permitted under Section 7.11.B or Section 11.2); (vi) if such transfer would cause the Partnership Interests of "benefit plan investors" to become "significant," as those terms are used in 29 C.F.R. (S) 2510.3-101(f), or any successor regulation thereto, or would cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a "party-in-interest" (as defined in Section 3(14) of ERISA) or, with respect to any plan defined in
Section 4975(e) of the Code, a "disqualified person" (as defined in Section 4975(e) of the Code); (vii) if such transfer would, in the opinion of counsel to the Partnership, cause any portion of the assets of the Partnership to constitute assets of any ERISA Plan Investor pursuant to 29 C.F.R. (S) 2510.3-101, or any successor regulation thereto; (viii) if such transfer requires the registration of such Partnership Interest pursuant to any applicable federal or state securities laws; (ix) if such transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code or such transfer causes the Partnership to become a "publicly traded partnership," as such term is defined in Section 469(k)(2) or Section 7704(b) of the Code (provided that, this clause (ix) shall not be the basis for limiting or restricting in any manner the exercise of the Unit Redemption Right under Section 8.6 unless, and only to the extent that, outside tax counsel provides to the General Partner an opinion to the effect that, in the absence of such limitation or restriction, there is a significant risk that the Partnership will be treated as a "publicly traded partnership" and, by reason thereof, taxable as a corporation); (x) if such transfer subjects the Partnership or the activities of the Partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended; (xi) if such transfer could reasonably be expected to cause the General Partner Entity to fail to remain qualified as a REIT; or
(xii) if in the opinion of legal counsel for the transferring Partner (which opinion and counsel shall be reasonably satisfactory to the Partnership) or legal counsel for the Partnership, such transfer would cause the General Partner Entity to fail to continue to qualify as a REIT or subject the General Partner Entity to any additional taxes under Section 857 or Section 4981 of the Code.

  F. Avoidance of "Publicly Traded Partnership" Status. The General Partner shall monitor the transfers of interests in the Partnership to determine (i) if such interests are being traded on an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code and (ii) whether additional transfers of interests would result in the Partnership being unable to qualify for at least one of the "safe harbors" set forth in Regulations Section 1.7704-1 (or such other guidance subsequently published by the IRS setting forth safe harbors under which interests will not be treated as "readily tradable on a secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code) (the "Safe Harbors"). The General Partner shall take all steps reasonably necessary or appropriate to prevent any trading of interests or any recognition by the Partnership of transfers made on such markets and, except as otherwise provided herein, to insure that at least one of the Safe Harbors is met; provided, however, that the foregoing shall not authorize the General Partner to limit or restrict in any manner the right of any holder of a Unit to exercise the Unit Redemption Right in accordance with the terms of Section
8.6 unless, and only to the extent that, outside tax counsel provides to the General Partner an opinion to the effect that, in the absence of such limitation or restriction, there is a significant risk that the Partnership will be treated as a "publicly traded partnership" and, by reason thereof, taxable as a corporation.

                                  ARTICLE XII

                       Restriction on Ownership of Units

SECTION 12.1 DEFINITIONS

  For the purpose of this Article XII, the following terms shall have the following meanings:

  "Charitable Beneficiary" means one or more beneficiaries of the Charitable Trust as determined pursuant to Section 12.4.G, provided that each such organization must be described in Sections 501(c)(3), 170(b)(1)(A) and 170(c)(2) of the Code and that no such organization constitute ownership of Units (including Units owned by it by reason of its being a Charitable Beneficiary) that exceed the Ownership Limitation.

  "Charitable Trust" means any trust provided for in Section 12.2.B and
Section 12.4.F.

  "Charitable Trustee" means the Person unaffiliated with the Partnership and a Prohibited Owner that is appointed by the Partnership to serve as trustee of the Charitable Trust.

  "Constructive Ownership" means ownership of Units by a Person, whether the interest in Units is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

  "Initial Date" means the date upon which the Certificate is filed for record with the Secretary of State of the State of Delaware.

  "Market Price" means, for any date, with respect to any class or series of outstanding Shares, the Closing Price for such Shares on such date. The "Closing Price" on any date shall mean the last sale price on such date for such Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if such Shares are not listed or admitted to trading on the New York Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Shares are listed or admitted to trading or, if such Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the Nasdaq National Market or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Shares selected by the General Partner or, in the event that no trading price is available for such Shares, the fair market value of such Shares, as determined in good faith by the General Partner.

  "Ownership Limitation" has the meaning set forth in Section 12.2.A.

  "Prohibited Owner" means, with respect to any purported Transfer, any Person who, but for the provisions of Section 12.2.B, would Beneficially or Constructively Own Units.

  "Restriction Termination Date" means the first day after the Initial Date on which the General Partner determines that it is no longer in the best interests of the General Partner Entity to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of Units set forth herein is no longer required in order for the General Partner Entity to qualify as a REIT.

  "Transfer" means any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Constructive Ownership, or any agreement to take any such actions or cause any such events, of Units or the right to vote or receive distributions on Units, including (i) a change in the capital structure of the Partnership,
(ii) a change in the relationship between two or more Persons which causes a change in ownership of Units by application of Section 318 of the Code, as modified by Section 856(d)(5), (iii) the granting or exercise of any option or warrant (or any disposition of any option or warrant), pledge, security interest or similar right to acquire Units, (iv) any disposition of any securities or rights convertible into or exchangeable for Units or any interest in Units or any exercise of any such conversion or exchange right and
(v) Transfers of interests in other entities that result in changes in Constructive Ownership of Units; in each case, whether voluntary or involuntary, whether owned of record or Constructively Owned and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have the correlative meanings.

SECTION 12.2 OWNERSHIP LIMITATION ON UNITS

  A. Basic Restriction. No Person (other than the General Partner and the wholly owned subsidiaries (direct and indirect) of the General Partner) may Constructively Own more than 4.9% by value of any class of Partnership Interests (the "Ownership Limitation").

  B. Transfers in Trust. If any Transfer of Units occurs which, if effective, would result in any Person (excluding the General Partner and the wholly owned subsidiaries (direct and indirect) of the General Partner) Constructively Owning Units in violation of the Ownership Limitation,

    (1) then that number of Units the Constructive Ownership of which otherwise would cause such Person to violate the Ownership Limitation (rounded up to the next whole Unit) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 12.4, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Units; or

    (2) if the transfer to the Charitable Trust described in clause (1) of this sentence would not be effective for any reason to prevent the violation of the Ownership Limitation, then the Transfer of that number of Units that otherwise would cause any Person to violate the Ownership Limitation shall be void ab initio, and the intended transferee shall acquire no rights in such Units.

  C. Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Constructive Ownership of Units that reasonably could be expected to violate the Ownership Limitation, or any Person who would have owned Units that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 12.4.A, shall immediately give written notice to the Partnership of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Partnership such other information as the Partnership may request in order to determine the effect, if any, of such acquisition or ownership on the General Partner Entity's status as a REIT.

  D. Legend. Each certificate for Units shall bear substantially the following legend:

    The interests represented by this certificate are subject to restrictions on Constructive Ownership and Transfer for the purpose of the General Partner Entity's maintenance of its status as a Real Estate Investment Trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Subject to certain further restrictions and except as expressly provided in the Partnership Agreement of the Partnership, no Person may Constructively Own Units of the Partnership in excess of 4.9 percent (in value) of the outstanding Units of the Partnership (the "Ownership Limitation"). Any Person who Constructively Owns or attempts to Constructively Own Units in excess or in violation of the Ownership Limitation must immediately notify the Partnership. If the Ownership Limitation is violated, the Units represented hereby will be automatically transferred to a Charitable Trustee of a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, upon the occurrence of certain events, attempted Transfers in violation of the Ownership Limitation described above may be void ab initio. A Person who attempts to Constructively Own Units in violation of the Ownership Limitation described above shall have no claim, cause of action, or any recourse whatsoever against a transferor of such Units. All capitalized terms in this legend have the meanings defined in the Partnership Agreement of the Partnership, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Units of the Partnership on request and without charge.

  Instead of the foregoing legend, the certificate may state that the Partnership will furnish a full statement about certain restrictions on transferability to a Partner on request and without charge.

  E. Increase in Ownership Limitation. The General Partner may from time to time increase the Ownership Limitation, as provided in this Section 12.2.E. Prior to the modification of the Ownership Limitation pursuant to this Section 12.2.E, the General Partner may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the General Partner Entity's status as a REIT if the modification in the Ownership Limitation were to be made.

  F. Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 12.2, Section 12.3 or Section 12.4 or any definition contained in Section 12.1, the General Partner shall have the power to determine the application of the provisions of this Section 12.2, Section
12.3 or Section 12.4 with respect to any situation based on the facts known to it. If Section 12.2, Section 12.3 or Section 12.4 requires an action by the General Partner and this Agreement fails to provide specific guidance with respect to such action, the General Partner shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 12.1, 12.2, 12.3 and 12.4.

  G. Remedies for Breach. If the General Partner shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of the Ownership Limitation or that a Person intends to acquire or has attempted to acquire Constructive Ownership of any Units in violation of the Ownership Limitation (whether or not such violation is intended), the General Partner shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Partnership to redeem Units, refusing to give effect to such Transfer on the books of the Partnership or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of the Ownership Limitation shall automatically result in the transfer to the Charitable Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the General Partner.

  H. Remedies Not Limited. Nothing contained in this Section 12.2 shall limit the authority of the General Partner Entity to take such other action as it deems necessary or advisable to protect the General Partner Entity and the interests of its shareholders in preserving the General Partner Entity's status as a REIT.

SECTION 12.3 EXCEPTIONS TO THE OWNERSHIP LIMITATION

  A. Exception by Request. The General Partner, in its sole and absolute discretion, may grant to any Person who makes a request therefor an exception to the Ownership Limitation with respect to the ownership of any series or class of Units, subject to the following conditions and limitations: (i) the General Partner shall have determined that assuming such Person would Beneficially Own or Constructively Own the maximum amount of Units permitted as a result of the exception to be granted, the Partnership would not be classified as an association taxable as a corporation pursuant to Section 7704 of the Code and would not otherwise cause the General Partners to fail to qualify as a REIT; and (ii) such Person provides the General Partner such representations and undertakings, if any, as the General Partner may, in its sole and absolute discretion, determine to be necessary in order for it to make the determination that the conditions set forth in clause (i) above of this Section 12.3 have been and/or will continue to be satisfied (including, without limitation, an agreement as to a reduced Ownership Limitation for such Person with respect to the Constructive Ownership of one or more other classes of Units not subject to the exception), and such Person agrees that any violation of such representations and undertakings or any attempted violation thereof will result in the application of Section 12.2.G with respect to Units held in excess of the Ownership Limitation with respect to such Person (determined without regard to the exception granted such Person under this subparagraph (A)).

  B. Opinion. Prior to granting any exception or exemption pursuant to subparagraph (A), the General Partner may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to the General Partner, in its sole and absolute discretion, as it may deem necessary or advisable in order to determine or ensure the General Partner Entity's status as a REIT; provided, however, that the General Partner shall not be obligated to require obtaining a favorable ruling or opinion in order to grant an exception hereunder.

SECTION 12.4 TRANSFER OF UNITS IN TRUST

  A. Ownership in Trust. Upon any purported Transfer that would result in a transfer of Units to a Charitable Trust, such Units shall be deemed to have been transferred to the Charitable Trustee as trustee of a Charitable Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Charitable Trust pursuant to Section 12.2.B. The Charitable Trustee shall be appointed by the Partnership and shall be a Person unaffiliated with the Partnership and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Partnership as provided in subparagraph G.

  B. Status of Units Held by the Charitable Trustee. Units held by the Charitable Trustee shall be issued and outstanding Units of the Partnership. The Prohibited Owner shall have no rights in the Units held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any Units held in trust by the Charitable Trustee, shall have no rights to distributions with respect to such Units, shall not have

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

Unit Redemption Rights with respect to such Units and shall not possess any rights to vote or other rights attributable to the Units held in the Charitable Trust. The Prohibited Owner shall have no claim, cause of action, or any other recourse whatsoever against the purported transferor of such Units.

  C. Distribution and Voting Rights. The Charitable Trustee shall have all voting rights and rights to distributions with respect to Units held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any distribution paid prior to the discovery by the Partnership that Units have been transferred to the Charitable Trustee by the recipient thereof shall be paid with respect to such Units to the Charitable Trustee upon demand and any distribution authorized but unpaid shall be paid when due to the Charitable Trustee. Any distributions so paid over to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to Units held in the Charitable Trust and, subject to Delaware law, effective as of the date that Units have been transferred to the Charitable Trustee, the Charitable Trustee shall have the authority (at the Charitable Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Partnership that Units have been transferred to the Charitable Trustee and (ii) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Partnership has already taken irreversible action, then the Charitable Trustee shall not have the power to rescind and recast such vote. Notwithstanding the provisions of Section 11.3 and this Section 12.4, until the Partnership has received notification that Units have been transferred into a Charitable Trust, the Partnership shall be entitled to rely on its Unit transfer and other Partnership records for purposes of preparing lists of Partners entitled to vote at meetings, determining the validity and authority of proxies or consents and otherwise conducting votes of Partners.

  D. Rights Upon Liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding up of or any distribution of the assets of the Partnership, the Charitable Trustee shall be entitled to receive, ratably with each other holder of Units of the class or series of Units that is held in the Charitable Trust, that portion of the assets of the Partnership available for distribution to the holders of such class or series (and, within such class, pro rata in proportion to the respective Percentage Interests in such class of such holders). The Charitable Trustee shall distribute any such assets received in respect of the Units held in the Charitable Trust in any liquidation, dissolution or winding up of, or distribution of the assets of the Partnership, in accordance with Section 12.4.E.

  E. Redemption of Units Held by Charitable Trustee. Within 20 days of receiving notice from the Partnership that Units have been transferred to the Charitable Trust, the Partnership shall redeem the Units held in the Charitable Trust in accordance with Section 8.6.B. Upon such redemption, the interest of the Charitable Beneficiary in the Units redeemed shall terminate and the Charitable Trustee shall distribute the net proceeds of the redemption to the Prohibited Owner and to the Charitable Beneficiary as provided in this
Section 12.4.E. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the Units or, if the Prohibited Owner did not give value for the Units in connection with the event causing the Units to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the fair market value (based on the Market Price of the Shares of the General Partner) of the Units on the day of the event causing the Units to be held in the Charitable Trust and (2) the price per Unit received by the Charitable Trustee from the redemption or other disposition of the Units held in the Charitable Trust. Any net proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Partnership that Units have been transferred to the Charitable Trustee, such Units are redeemed by a Prohibited Owner, then (i) such Units shall be deemed to have been redeemed on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such Units that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 12.4.E, such excess shall be paid by the Prohibited Owner to the Charitable Trustee upon demand.

  F. Designation of Charitable Beneficiaries. By written notice to the Charitable Trustee, the Partnership shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that (i) Units held in the Charitable Trust would not violate the Ownership Limitation and

(ii) each such organization must be described in Sections 501(c)(3), 170(b)(1)(A) or 170(c)(2) of the Code and that no such organization constitutes Ownership of Units (including Units owned by it by reason of its being a Charitable Beneficiary) that exceeds the Ownership Limitation.

SECTION 12.5 ENFORCEMENT

  The Partnership is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article XII.

SECTION 12.6 NON-WAIVER

  No delay or failure on the part of the Partnership in exercising any right hereunder shall operate as a waiver of any right of the Partnership, as the case may be, except to the extent specifically waived in writing.

                                 ARTICLE XIII

                             Admission of Partners

SECTION 13.1 ADMISSION OF A SUCCESSOR GENERAL PARTNER

  A successor to all of the General Partner's General Partnership Interest pursuant to Section 11.2 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective upon such transfer. Any such transferee shall carry on the business of the Partnership without dissolution. In each case, the admission shall be subject to such successor General Partner executing and delivering to the Partnership a written acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission.

SECTION 13.2 ADMISSION OF ADDITIONAL LIMITED PARTNERS

  A. General. No Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent shall be given or withheld in the General Partner's sole and absolute discretion. A Person who makes a Capital Contribution to the Partnership in accordance with this Agreement, including without limitation, under Section 4.2.B, or who exercises an option to receive Units shall be admitted to the Partnership as an Additional Limited Partner only with the consent of the General Partner and only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in
Section 16.11 and (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following the consent of the General Partner to such admission.

  B. Allocations to Additional Limited Partners. If any Additional Limited Partner is admitted to the Partnership on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items allocable among Partners and Assignees for such Partnership Year shall be allocated among such Additional Limited Partner and all other Partners and Assignees by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using the interim closing of the books method (unless the General Partner, in its sole and absolute discretion, elects to adopt a daily, weekly or monthly proration method, in which event Net Income, Net Losses, and each item thereof would be prorated based upon the applicable period selected by the General Partner). Solely for purposes of making such allocations, each of such items for the calendar month in which an admission of any Additional Limited Partner occurs shall be allocated among all the Partners and Assignees including such Additional Limited Partner. All distributions of Available Cash with respect to which the Partnership Record Date is before the date of such admission shall be made solely to Partners and Assignees other than the Additional Limited Partner, and all distributions of Available Cash thereafter shall be made to all the Partners and Assignees including such Additional Limited Partner.

SECTION 13.3 AMENDMENT OF AGREEMENT AND CERTIFICATE OF LIMITED PARTNERSHIP

  For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment of Exhibit A) and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to
Section 16.11.

                                  ARTICLE XIV

                          Dissolution and Liquidation

SECTION 14.1 DISSOLUTION

  The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the General Partner, any successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and its affairs shall be wound up, upon the first to occur of any of the following ("Liquidating Events"):

    (i) the expiration of its term as provided in Section 2.4 hereof;

    (ii) an event of withdrawal of the General Partner, as defined in the Act (other than an event of bankruptcy), unless, within ninety (90) days after the withdrawal a "majority in interest" (as defined below) of the remaining Partners Consent in writing to continue the business of the Partnership and to the appointment, effective as of the date of withdrawal, of a substitute General Partner;

    (iii) through December 31, 2058, an election to dissolve the Partnership made by the General Partner with the consent of Limited Partners who hold ninety percent (90%) of the outstanding Units held by Limited Partners (including Units held by the General Partner);

    (iv) an election to dissolve the Partnership made by the General Partner, in its sole and absolute discretion after December 31, 2058;

    (v) entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act;

    (vi) the sale of all or substantially all of the assets and properties of the Partnership for cash or for marketable securities; or

    (vii) a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the General Partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the General Partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless prior to or at the time of the entry of such order or judgment a "majority in interest" (as defined below) of the remaining Partners Consent in writing to continue the business of the Partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute General Partner.

  As used herein, a "majority in interest" shall refer to Partners (excluding the General Partner) who hold more than fifty percent (50%) of the outstanding Percentage Interests not held by the General Partner.

SECTION 14.2 WINDING UP

  A. General. Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and Partners. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership's business and affairs. The General Partner (or, if there is no remaining General Partner, any Person elected by a majority in interest of the Limited Partners (the "Liquidator")) shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership's liabilities and property and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the General Partners, include equity or other securities of the General Partners or any other entity) shall be applied and distributed in the following order:

    (1) First, to the payment and discharge of all of the Partnership's debts and liabilities to creditors other than the Partners;

    (2) Second, to the payment and discharge of all of the Partnership's debts and liabilities to the General Partners;

    (3) Third, to the payment and discharge of all of the Partnership's debts and liabilities to the Limited Partners;

    (4) Fourth, to the holder of Partnership Interests that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class or series of Partnership Interests (and, within each such class or series, to each holder thereof pro rata in proportion to its respective Percentage Interest in such class); and

    (5) The balance, if any, to the Partners in accordance with their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

  The General Partner shall not receive any additional compensation for any services performed pursuant to this Article XIV.

  B. Deferred Liquidation. Notwithstanding the provisions of Section 14.2.A which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Partners as creditors) or distribute to the Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 14.2.A, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

SECTION 14.3 COMPLIANCE WITH TIMING REQUIREMENTS OF REGULATIONS

  Subject to Section 14.4, if the Partnership is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made under this Article XIV to the General Partner and Limited Partners who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Partner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever. In the discretion of the General Partner, a pro rata portion of the distributions that would otherwise be made to the General Partner and Limited Partners pursuant to this Article XIV may be: (A) distributed to a trust established for the benefit of the General Partner and Limited Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership and paying any contingent or unforeseen liabilities or obligations of the Partnership or of the General Partner arising out of or in connection with the Partnership (in which case, the assets of any such trust shall be distributed to the General Partner and Limited Partners from time to time, in the reasonable discretion of the General Partner, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and Limited Partners pursuant to this Agreement); or (B) withheld to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld amounts shall be distributed to the General Partner and Limited Partners as soon as practicable.

SECTION 14.4 RIGHTS OF LIMITED PARTNERS

  Except as otherwise provided in this Agreement, each Limited Partner shall look solely to the assets of the Partnership for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership. Except as otherwise expressly provided in this Agreement, no Limited Partner shall have priority over any other Limited Partner as to the return of its Capital Contributions, distributions or allocations.

SECTION 14.5 NOTICE OF DISSOLUTION

  If a Liquidating Event occurs or an event occurs that would, but for provisions of an election or objection by one or more Partners pursuant to
Section 14.1, result in a dissolution of the Partnership, the General Partner shall, within thirty (30) days thereafter, provide written notice thereof to each of the Partners and to all other parties with whom the Partnership regularly conducts business (as determined in the discretion of the General Partner).

SECTION 14.6 CANCELLATION OF CERTIFICATE OF LIMITED PARTNERSHIP

  Upon the completion of the liquidation of Partnership cash and property as provided in Section 14.2, the Partnership shall be terminated and the Certificate and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

SECTION 14.7 REASONABLE TIME FOR WINDING UP

  A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 14.2, to minimize any losses otherwise attendant upon such winding up, and the provisions of this Agreement shall remain in effect among the Partners during the period of liquidation.

SECTION 14.8 WAIVER OF PARTITION

  Each Partner hereby waives any right to partition of the Partnership's property.

SECTION 14.9 LIABILITY OF LIQUIDATOR

  The Liquidator shall be indemnified and held harmless by the Partnership in the same manner and to the same degree as an Indemnitee may be indemnified pursuant to Section 7.7.

                                  ARTICLE XV

                 Amendment of Partnership Agreement; Meetings

SECTION 15.1 AMENDMENTS

  A. General. Amendments to this Agreement may be proposed by a General Partner or by any Limited Partners holding twenty-five percent (25%) or more of the Partnership Interests. Following such proposal (except an amendment governed by Section 15.1.B), the General Partner shall submit any proposed amendment to the Limited Partners. The General Partner shall seek the written vote of the Partners on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written vote, the General Partner may require a response within a reasonable specified time, but not less than fifteen (15) days, and failure to respond in such time period shall constitute a vote in the same proportion as the votes of the Partners who responded in a timely manner. A proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the General Partner and, except as provided in Section 15.1.B, 15.1.C or 15.1.D, it receives the Consent of Limited Partners holding Percentage Interests that are more than fifty percent (50%) of the aggregate Percentage Interest of all Limited Partners holding Limited Partnership Interests of such classes as are then entitled to vote thereon (including for such purpose any such Limited Partnership Interests held by the General Partner).

  B. Amendments Not Requiring Limited Partner Approval. Notwithstanding
Section 15.1.A but subject to Section 15.1.C, the General Partner shall have the power, without the consent of the Limited Partners, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

    (1) to add to the obligations of the General Partner or surrender any right or power granted to the General Partner or any Affiliate of the General Partner for the benefit of the Limited Partners;

    (2) to reflect the admission, substitution, termination or withdrawal of Partners in accordance with this Agreement (which may be effected through the replacement of Exhibit A with an amended Exhibit A);

    (3) to set forth the designations, rights, powers, duties and preferences of the holders of any additional Partnership Interests issued pursuant to
  Article IV;

    (4) to reflect a change that does not adversely affect the Limited Partners in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions of this Agreement, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement; and

    (5) to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.

  The General Partner shall notify the Limited Partners in writing when any action under this Section 15.1.B is taken in the next regular communication to the Limited Partners or within 90 days of the date thereof, whichever is earlier.

  C. Amendments Requiring Limited Partner Approval (Excluding General Partners). Notwithstanding Section 15.1.A, without the Consent of the Outside Limited Partners, the General Partner shall not amend Section 4.2.A, Section 5.1.E, Section 7.1.A (second sentence only), Section 7.4, Section 7.5, Section 7.6, Section 7.8, Section 7.10 (second sentence only), Section 7.11.B, Section 7.11.C, Section 8.5, Section 9.3, Section 11.2, Section 14.1 (other than
Section 14.1(iii)), Section 14.5, this Section 15.1.C or Section 15.2. Notwithstanding Section 15.1.A, the General Partner shall not amend Section 14.1(iii) without the Consent of the Outside Limited Partners and the Consent of holders of 90% of the Class A Units and Class B Units (voting together as a single class), including Class A Units and Class B Units held by the General Partner.

  D. Other Amendments Requiring Certain Limited Partner
Approval. Notwithstanding anything in this Section 15.1 to the contrary, this Agreement shall not be amended with respect to any Partner adversely affected without the Consent of such Partner adversely affected if such amendment would
(i) convert a Limited Partner's interest in the Partnership into a general partner's interest, (ii) modify the limited liability of a Limited Partner or require the Limited Partner to make additional Capital Contributions or provide additional funding to the Partnership, (iii) amend Section 4.1 (last two sentences only), (iv) amend Section 7.11.A, (v) amend Article V, Article VI, clauses (1)-(5) of Section 14.2.A or Section 14.3 (except as permitted pursuant to Sections 4.2, 5.4, 6.2 and 15.1(B)(3)), (vi) amend Section 8.3,
(vii) amend Section 8.6 or any defined terms set forth in Article I that relate to the Unit Redemption Right (except as permitted in Section 8.6.E),
(viii) amend Section 10.5, Section 11.2.B, Section 11.3.A, Section 11.3.B,
Section 11.3.C., Section 11.4.B or Section 11.5 (second sentence only), (ix) amend Section 16.1, (x) amend Article XII (other than as reasonably necessary to maintain the General Partner Entity's qualification as a REIT) or (xi) amend this Section 15.1.D. This Section 15.1.D does not require unanimous consent of all Partners adversely affected unless the amendment is to be effective against all Partners adversely affected.

  E. Amendment and Restatement of Exhibit A Not An Amendment. Notwithstanding anything in this Article XV or elsewhere in this Agreement to the contrary, any amendment and restatement of Exhibit A hereto by the General Partner to reflect events or changes otherwise authorized or permitted by this Agreement, whether pursuant to Section 7.1.A(21) hereof or otherwise, shall not be deemed an amendment of this Agreement and may be done at any time and from time to time, as necessary by the General Partner without the Consent of the Limited Partners.

SECTION 15.2 MEETINGS OF THE PARTNERS

  A. General. Meetings of the Partners may be called by the General Partner and shall be called upon the receipt by the General Partner of a written request by Limited Partners holding ten percent (10%) or more of the Partnership Interests. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Whenever the vote or Consent of Partners is permitted or required under this Agreement, such vote or Consent may be given at a meeting of Partners or may be given in accordance with the procedure prescribed in Section 15.1.A. Except as otherwise expressly provided in this Agreement, the consent of Partners holding Percentage Interests that are more than fifty percent (50%) of the aggregate Percentage Interest represented by the Partnership Interests then entitled to vote thereon (including any such Partnership Interests held by the General Partner) shall control.

  B. Actions Without a Meeting. Except as otherwise expressly provided by this Agreement, any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by Partners holding Percentage Interests that are more than fifty percent (50%) (or such other percentage as is expressly required by this Agreement) of the aggregate Percentage Interest represented by the Partnership Interests then entitled to vote thereon (including any such Partnership Interests held by the General Partner). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of Partners holding Percentage Interests that are more than fifty percent (50%) (or such other percentage as is expressly required by this Agreement) of the aggregate Percentage Interest represented by the Partnership Interests then entitled to vote thereon. Such consent shall be filed with the General Partner. An action so taken shall be deemed to have been taken at a meeting held on the date on which written consents from Partners holding the required Percentage Interest have been filed with the General Partner.

  C. Proxy. Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner executing it, such revocation to be effective upon the Partnership's receipt of written notice thereof.

  D. Conduct of Meeting. Each meeting of Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deem appropriate.

                                  ARTICLE XVI

                              General Provisions

SECTION 16.1 ADDRESSES AND NOTICE

  Any notice, demand, request or report required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address set forth in Exhibit A or such other address as the Partners shall notify the General Partner in writing.

SECTION 16.2 TITLES AND CAPTIONS

  All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" "Sections" and "Exhibits" are to Articles, Sections and Exhibits of this Agreement.

SECTION 16.3 PRONOUNS AND PLURALS

  Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

SECTION 16.4 FURTHER ACTION

  The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

SECTION 16.5 BINDING EFFECT

  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

SECTION 16.6 CREDITORS

  Other than as expressly set forth herein with regard to any Indemnitee, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

SECTION 16.7 WAIVER

  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

SECTION 16.8 COUNTERPARTS

  This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

SECTION 16.9 APPLICABLE LAW

  This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

SECTION 16.10 INVALIDITY OF PROVISIONS

  If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

SECTION 16.11 POWER OF ATTORNEY

  A. General. Each Limited Partner and each Assignee who accepts Units (or any rights, benefits or privileges associated therewith) is deemed to irrevocably constitute and appoint the General Partner, any Liquidator and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

  (1) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the General Partner or any Liquidator deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property, (b) all instruments that the General Partner or any Liquidator deem appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms, (c) all conveyances and other instruments or documents that the General Partner or any Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation, (d) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article XI, XII or XIII hereof or the Capital Contribution of any Partner and (e) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of Partnership Interests; and

  (2) execute, swear to, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Partners hereunder or is consistent with the terms of this Agreement or appropriate or necessary, in the sole discretion of the General Partner or any Liquidator, to effectuate the terms or intent of this Agreement.

  Nothing contained in this Section 16.11 shall be construed as authorizing the General Partner or any Liquidator to amend this Agreement except in accordance with Article XV hereof or as may be otherwise expressly provided for in this Agreement.

  B. Irrevocable Nature. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the General Partner or any Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Units and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or any Liquidator, acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the General Partner or any Liquidator, taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within fifteen
(15) days after receipt of the General Partner's or Liquidator's request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Partnership.

SECTION 16.12 ENTIRE AGREEMENT

  This Agreement contains the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes any prior written oral understandings or agreements among them with respect thereto.

SECTION 16.13 NO RIGHTS AS SHAREHOLDERS

  Nothing contained in this Agreement shall be construed as conferring upon the holders of the Units any rights whatsoever as partners or shareholders of the General Partner Entity, including, without limitation, any right to receive dividends or other distributions made to shareholders of the General Partner Entity or to vote or to consent or receive notice as shareholders in respect to any meeting of shareholders for the election of trustees of the General Partner Entity or any other matter.

SECTION 16.14 LIMITATION TO PRESERVE REIT STATUS

  To the extent that any amount paid or credited to the General Partner or any of its officers, directors, trustees, employees or agents pursuant to Section
7.4 or Section 7.7 would constitute gross income to the General Partner for purposes of Section 856(c)(2) or 856(c)(3) of the Code (a "General Partner Payment") then, notwithstanding any other provision of this Agreement, the amount of such General Partner Payment for any fiscal year shall not exceed the lesser of:

    (i) an amount equal to the excess, if any, of (a) 4.20% of the General Partner's total gross income (but not including the amount of any General Partner Payments) for the fiscal year which is described in subsections (A) though (H) of Section 856(c)(2) of the Code over (b) the amount of gross income (within the meaning of Section 856(c)(2) of the Code) derived by the General Partner from sources other than those described in subsections (A) through (H) of Section 856(c)(2) of the Code (but not including the amount of any General Partner Payments); or

    (ii) an amount equal to the excess, if any of (a) 25% of the General Partner's total gross income (but not including the amount of any General Partner Payments) for the fiscal year which is described in subsections (A) through (I) of Section 856(c)(3) of the Code over (b) the amount of gross income (within the meaning of Section 856(c)(3) of the Code) derived by the General Partner from sources other than those described in subsections (A) through (I) of Section 856(c)(3) of the Code (but not including the amount of any General Partner Payments);

provided, however, that General Partner Payments in excess of the amounts set forth in subparagraphs (i) and (ii) above may be made if the General Partner, as a condition precedent, obtains an opinion of tax counsel that the receipt of such excess amounts would not adversely affect the General Partner's ability to qualify as a REIT. To the extent General Partner Payments may not be made in a year due to the foregoing limitations, such General Partner Payments shall carry over and be treated as arising in the following year, provided, however, that such amounts shall not carry over for more than five years, and if not paid within such five year period, shall expire; provided further, that (i) as General Partner Payments are made, such payments shall be applied first to carry over amounts outstanding, if any, and (ii) with respect to carry over amounts for more than one Partnership Year, such payments shall be applied to the earliest Partnership Year first.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          HOST MARRIOTT CORPORATION,
                                           a Maryland corporation


                                          By:
                                              ---------------------------------
                                              Name:
                                              Title:


                                          HMC REAL ESTATE LLC,
                                           a Delaware limited liability company


                                          By:
                                              ---------------------------------
                                              Name:
                                              Title:


                                          LIMITED PARTNERS:


                                          By:
                                              ---------------------------------
                                              Attorney-in-fact

                                   EXHIBIT A

                      Partners and Partnership Interests

                               CLASS A     CLASS B
                             PARTNERSHIP  PARTNERSHIP  AGREED INITIAL  PERCENTAGE
NAME AND ADDRESS OF PARTNER     UNITS        UNITS     CAPITAL ACCOUNT  INTEREST
---------------------------  ----------- ------------ ---------------- ----------
GENERAL PARTNER:
LIMITED PARTNERS:
TOTAL....................                                                100.00%
                                ====         ====           ====         ======

--------
  In connection with the issuance of Units in the Partnership Rollup and the other Capital Contributions being made contemporaneously with the Partnership Rollup (including the acquisition of properties from entities affiliated with The Blackstone Group), the foregoing Exhibit A shall be completed to reflect the numbers of Units held by Partners, the Agreed Initial Capital Accounts, and the Percentage Interests only at such time as all elections to exchange Units received in the Partnership Rollup for Common Shares or notes expire, all rights issued by the General Partner corresponding to the Initial Rights expire, and the other information required to complete the foregoing table becomes available. At such time, the table shall be completed as of the date of this Agreement to give effect to the Partnership Interests issued in connection with the Partnership Rollup and the other Capital Contributions made contemporaneously with the Partnership Rollup and, at such time, the table also shall be amended and restated as of the later of the expiration date of the Initial Rights or the determination of the number of Units that are exchanged for Common Shares or notes to give effect to all such transactions.

                                   EXHIBIT B

                          Capital Account Maintenance

1. CAPITAL ACCOUNTS OF THE PARTNERS

  A. The Partnership shall maintain for each Partner a separate Capital Account in accordance with the rules of Regulations Section l.704-l(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Partner to the Partnership pursuant to this Agreement and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to
Section 6.1 of the Agreement and Exhibit C thereof, and decreased by (x) the amount of cash or Agreed Value of all actual and deemed distributions of cash or property made to such Partner pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1 of the Agreement and Exhibit C thereof.

  B. For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Partners' Capital Accounts, unless otherwise specified in this Agreement, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to
Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

    (1) Except as otherwise provided in Regulations Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership, provided that the amounts of any adjustments to the adjusted bases of the assets of the Partnership made pursuant to Section 734 of the Code as a result of the distribution of property by the Partnership to a Partner (to the extent that such adjustments have not previously been reflected in the Partners' Capital Accounts) shall be reflected in the Capital Accounts of the Partners in the manner and subject to the limitations prescribed in Regulations Section l.704-1(b)(2)(iv) (m)(4).

    (2) The computation of all items of income, gain, and deduction shall be made without regard to the fact that items described in Sections 705(a)(l)(B) or 705(a)(2)(B) of the Code are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

    (3) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

    (4) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year.

    (5) In the event the Carrying Value of any Partnership Asset is adjusted pursuant to Section 1.D hereof, the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset.

    (6) Any items specially allocated under Section 2 of Exhibit C hereof shall not be taken into account.

  C. Generally, a transferee (including any Assignee) of a Unit shall succeed to a pro rata portion of the Capital Account of the transferor.

  D. (1) Consistent with the provisions of Regulations Section 1.704-1(b)(2)(iv)(f), and as provided in Section 1.D(2), the Carrying Values of all Partnership assets shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the times of the adjustments provided in Section 1.D(2) hereof, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property and allocated pursuant to Section 6.1 of the Agreement.

    (2) Such adjustments shall be made as of the following times: (a) immediately prior to the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (b) immediately prior to the distribution by the Partnership to a Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; and (c) immediately prior to the liquidation of the Partnership within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g), provided however that adjustments pursuant to clauses (a) and (b) above shall be made only if the General Partner determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership.

    (3) In accordance with Regulations Section 1.704- l(b)(2)(iv)(e), the Carrying Value of Partnership assets distributed in kind shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the time any such asset is distributed.

    (4) In determining Unrealized Gain or Unrealized Loss for purposes of this Exhibit B, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) shall be determined by the General Partner using such reasonable method of valuation as it may adopt, or in the case of a liquidating distribution pursuant to Article XIV of the Agreement, shall be determined and allocated by the Liquidator using such reasonable methods of valuation as it may adopt. The General Partner, or the Liquidator, as the case may be, shall allocate such aggregate fair market value among the assets of the Partnership in such manner as it determines in its sole and absolute discretion to arrive at a fair market value for individual properties.

  E. The provisions of the Agreement (including this Exhibit B and the other Exhibits to the Agreement) relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Partnership, the General Partner, or the Limited Partners) are computed in order to comply with such Regulations, the General Partner may make such modification without regard to Article XV of the Agreement, provided that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article XIV of the Agreement upon the dissolution of the Partnership. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership's balance sheet, as computed for book purposes, in accordance with Regulations Section l.704-l(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section l.704-1(b).

2. NO INTEREST

  No interest shall be paid by the Partnership on Capital Contributions or on balances in Partners' Capital Accounts.

3. NO WITHDRAWAL

  No Partner shall be entitled to withdraw any part of its Capital Contribution or Capital Account or to receive any distribution from the Partnership, except as provided in Articles IV, V, VII, XIII and XIV of the Agreement.

                                   EXHIBIT C

                           Special Allocation Rules

1. Special Allocation Rules.

  Notwithstanding any other provision of the Agreement or this Exhibit C, the following special allocations shall be made in the following order:

    A. Minimum Gain Chargeback. Notwithstanding the provisions of Section 6.1 of the Agreement or any other provisions of this Exhibit C, if there is a net decrease in Partnership Minimum Gain during any Partnership Year, each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partnership Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). This Section 1.A is intended to comply with the minimum gain chargeback requirements in Regulations Section 1.704-2(f) and for purposes of this Section 1.A only, each Partner's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of this Agreement with respect to such Partnership Year and without regard to any decrease in Partner Minimum Gain during such Partnership Year.

    B. Partner Minimum Gain Chargeback. Notwithstanding any other provision of Section 6.1 of this Agreement or any other provisions of this Exhibit C (except Section 1.A hereof), if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any Partnership Year, each Partner who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations
  Section 1.704-2(i) (5), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i) (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each General Partner and Limited Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i) (4). This Section 1.B is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith. Solely for purposes of this Section 1.B, each Partner's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement or this Exhibit with respect to such Partnership Year, other than allocations pursuant to Section 1.A hereof.

    C. Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), l.704-1(b)(2)(ii)(d)(5), or
  1.704-l(b)(2)(ii)(d)(6), and after giving effect to the allocations required under Sections 1.A and 1.B hereof with respect to such Partnership Year, such Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income and gain for the Partnership
  Year) shall be specifically allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 1.C is intended to constitute a "qualified income offset" under Regulations
  Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

    D. Gross Income Allocation. In the event that any Partner has an Adjusted Capital Account Deficit at the end of any Partnership Year (after taking into account allocations to be made under the preceding paragraphs hereof with respect to such Partnership Year), each such Partner shall be specially allocated items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income and gain for the Partnership Year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit.

    E. Nonrecourse Deductions. Except as may otherwise be expressly provided by the General Partner pursuant to Section 4.2 with respect to other classes of Units, Nonrecourse Deductions for any Partnership Year shall be allocated only to the Partners holding Class A Units and Class B Units in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the Limited Partners, to revise the prescribed ratio for such Partnership Year to the numerically closest ratio which would satisfy such requirements.

    F. Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Partnership Year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Sections 1.704-2(b)(4) and 1.704-2(i).

    G. Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Regulations Section 1.704-l(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

2. Allocations for Tax Purposes

  A. Except as otherwise provided in this Section 2, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

  B. In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, and deduction shall be allocated for federal income tax purposes among the Partners as follows:

  (1) (a) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners consistent with the principles of Section 704(c) of the Code to take into account the variation between the 704(c) Value of such property and its adjusted basis at the time of contribution (taking into account Section 2.C of this Exhibit C); and

  (b) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

  (2) (a) In the case of an Adjusted Property, such items shall

    (i) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Exhibit B;

    (ii) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with
  Section 2.B(1) of this Exhibit C; and

  (b) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner its correlative item of "book" gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

    (3) all other items of income, gain, loss and deduction shall be allocated among the Partners the same manner as their correlative item of "book" gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

  C. To the extent Regulations promulgated pursuant to Section 704(c) of the Code permit a partnership to utilize alternative methods to eliminate the disparities between the Carrying Value of property and its adjusted basis, the General Partner shall, subject to the following, have the authority to elect the method to be used by the Partnership and such election shall be binding on all Partners. Subject to the exceptions described in the next three sentences, with respect to the Contributed Property transferred to the Partnership as of the date hereof, the Partnership shall elect to use the "traditional method" set forth in Regulations Section 1.704-3(b), but may make a curative allocation pursuant to Regulations Section 1.704-3(c) to a partner of taxable gain recognized by the Partnership on the sale or other taxable disposition of part or all of such Contributed Property to reduce or eliminate disparities between the book and tax items of the noncontributing Partners attributable to the application of the "ceiling rule" under the "traditional method." With respect to the Contributed Property transferred to the Partnership as of the date hereof by (i) various affiliates of the Blackstone Group and a series of funds controlled by Blackstone Real Estate Partners pursuant to that certain contribution agreement dated April 16, 1998 and (ii) Hopeport, Ltd. (or, alternatively, its partners) and Timeport, Ltd. (or, alternatively, its partners), the Partnership shall elect to use the "traditional method" set forth in Regulations Section 1.704-3(b). With respect to the Contributed Property transferred to the Partnership by The Ritz-Carlton Hotels as of the date hereof, the Partnership shall use the method specified pursuant to the agreement governing the contribution of the Contributed Property. With respect to the Contributed Property transferred to the Partnership by Capitol Center Associates Limited Partnership as of the date hereof, the Partnership shall use the "remedial method" set forth in Regulations Section 1.704-3(d).

                                   EXHIBIT D

                             Notice of Redemption

  The undersigned hereby irrevocably (i) redeems       Units in Host Marriott,
L.P. in accordance with the terms of the Second Amended and Restated Agreement of Limited Partnership of Host Marriott, L.P., as amended, and the Unit Redemption Right referred to therein, (ii) surrenders such Units and all right, title and interest therein and (iii) directs that the Cash Amount or Shares Amount (as determined by the General Partner) deliverable upon exercise of the Unit Redemption Right be delivered to the address specified below, and if Shares are to be delivered, such Shares be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby represents, warrants and certifies that the undersigned (a) has marketable and unencumbered title to such Units, free and clear of the rights of or interests of any other person or entity, (b) has the full right, power and authority to redeem and surrender such Units as provided herein and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consult or approve such redemption and surrender.

    Dated:           Name of Limited Partner:
          --------                            ---------------------------------

                                          -------------------------------------
                                          (Signature of Limited Partner)

                                          -------------------------------------
                                          (Street Address)

                                          -------------------------------------
                                          (City)        (State)      (Zip Code)


                                          Signature Guaranteed by:


                                          -------------------------------------


    IF SHARES ARE TO BE ISSUED, ISSUE TO:

    Name:

    Please insert social security or identifying number:

                                   EXHIBIT E

                         Value of Contributed Property

CONTRIBUTED PROPERTY                                   704(C) VALUE AGREED VALUE
--------------------                                   ------------ ------------
                                                           $            $
                                                           ----         ----
  Subtotal............................................     $            $
                                                           ----         ----
                                                           $            $
                                                           ----         ----
  Subtotal............................................     $            $
                                                           ----         ----
                                                           $            $
                                                           ----         ----
  Subtotal............................................     $            $
                                                           ----         ----
                                                           $            $
                                                           ----         ----
  Subtotal............................................     $            $
                                                           ----         ----
                                                           $            $
                                                           ----         ----
  Subtotal............................................     $            $
                                                           ----         ----
                                                           $            $
                                                           ----         ----
TOTAL CONTRIBUTED PROPERTY............................     $            $
                                                           ====         ====

                                                                     APPENDIX B

                                                                October 8, 1998
                      American Appraisal Associates, Inc.
                           411 East Wisconsin Avenue
                                  Suite 1900
                          Milwaukee, Wisconsin 53201


Atlanta Marriott Marquis II Hotel Limited Partnership
Desert Springs Marriott Limited Partnership
Hanover Marriott Limited Partnership
Marriott Diversified American Hotels, L.P.
Marriott Hotel Properties Limited Partnership
Marriott Hotel Properties II Limited Partnership
Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P.
Potomac Hotel Limited Partnership
10400 Fernwood Road
Bethesda, MD 20817-1109

Gentlemen:

  This letter is furnished by American Appraisal Associates, Inc. ("AAA" or "American Appraisal"), a Delaware corporation, to Atlanta Marriott Marquis II Hotel Limited Partnership, Desert Springs Marriott Limited Partnership, Hanover Marriott Limited Partnership, Marriott Diversified American Hotels, L.P., Marriott Hotel Properties Limited Partnership, Marriott Hotel Properties II Limited Partnership, Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., and Potomac Hotel Limited Partnership (the "Partnerships"), each of which is a Delaware limited partnership, except for Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., which is a Rhode Island limited partnership, concerning the issuance of a fairness opinion (the "Opinion") to each of the Partnerships and their partners (including general partners) as discussed further below. The general partner of each Partnership (collectively the "General Partners") is either Host Marriott Corporation (the "Company" or "Host"), a Delaware corporation, or a direct or indirect wholly owned subsidiary of Host.

  We understand that each of the General Partners, on behalf of each of the Partnerships, and a newly formed operating limited partnership (the "OP") are planning to propose the mergers of the Partnerships with the OP (or subsidiaries thereof) (the "Mergers") in connection with Host's reorganization to permit Host to qualify as a real estate investment trust ("REIT") for tax purposes (the "REIT Conversion"). The OP (or its subsidiaries) will lease the hotels (the "Hotels") to a corporation (or subsidiaries thereof) conducting the senior living services business ("SLC") that will be spun off to the shareholders of Host pursuant to certain leases (the "Leases") and the Hotels will be operated by Marriott International, Inc. or subsidiaries ("Marriott") or other hotel management companies pursuant to management agreements with the lessee. In connection with the REIT Conversion, Host will be converted, by merger, into a Maryland real estate investment trust ("Host REIT") and will elect to be treated as a REIT for tax purposes and will be the direct or indirect general partner (and a substantial limited partner) of the OP. In connection with the REIT Conversion, Host will, among other transactions in connection with its conversion to a REIT, contribute its assets to the OP in exchange for a number of units of common and preferred partnership interests equal to the number of shares of common and preferred stock, if any, of Host then outstanding. In the Mergers, the partners of the Partnerships would receive units of limited partnership interest in the OP ("OP Units") in exchange for their interests in the Partnerships. Commencing at any time after one year following the Mergers, the holders of OP Units (other than Host REIT) will have the right to have their OP Units redeemed by the OP for, at Host REIT's option, common shares of Host REIT (on a one-for-one basis) or the cash equivalent thereof. Each limited partner in each Partnership (including any limited partners of any Partnerships who dissent with respect to the proposed Mergers) also will have the right to elect to receive common shares of Host REIT or unsecured notes payable by the OP in exchange for the OP Units received in the Mergers.

  The proposed Mergers, the formation of the OP, the conversion of Host into a REIT, and the transactions to be undertaken in connection therewith are included in the "REIT Conversion."

  You have requested our Opinion as to the terms and conditions of the proposed Mergers, as follows:

    (i) The fairness and reasonableness, from a financial point of view, to the limited partners of each Partnership, of the Exchange Value and of the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership, including, without limitation, the assumptions used to determine the various adjustments to the appraised values of the Hotels; and

    (ii) The fairness and reasonableness, to the limited partners of each Partnership, of the methodologies used to determine the value of an OP Unit and to allocate the equity interest in the OP to be received by the limited partners of each Partnership.

  American Appraisal, as the world's largest independent valuation consulting firm, is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyouts, private placements, limited partnerships, estate and corporate matters, other financial advisory matters, and other valuation purposes. In connection with this Opinion, American Appraisal also performed a separate appraisal of the market value, as said term is defined in the appraisals, of each Hotel owned by each Partnership as of March 1, 1998 (the "Hotel Appraisals") as discussed further below.

  In the course of our analysis in preparing this opinion, we have relied without independent verification upon the accuracy and completeness in all material respects of certain relevant publicly available information and information provided by Host and the Hotels. We assumed that all information furnished to us by Host, the Hotels, and the Partnerships and their representatives, upon which we relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view.

 Due Diligence

  As a basis for rendering our Opinion, we have made such reviews, studies, and analyses as we deemed necessary and pertinent in order to provide us with a reasonable basis for the Opinion, including, but not limited to, the following:

    (i) Reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the OP's Form S-4 for the Mergers;

    (ii) Provided the Market Value of each Hotel (a "Hotel Appraisal") owned by each Partnership in a separate short form appraisal report. Each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

    As part of our Hotel Appraisals, we reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as we deemed necessary as a basis for the Opinion.

    Our Hotel Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel;

    (iii) Reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the appraised Market Values in determining such Exchange Values. AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA;

    (iv) Reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the OP to be received by the limited partners of each Partnership. AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners;

    (v) Reviewed the General Partners' determination of the Liquidation Value of each Partnership. AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA;

    (vi) Provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period. AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the partnerships' expected operations and results; a description of certain key assumptions applied by AAA in their estimate of the Continuation Value is provided below;

    (vii) Reviewed the terms of the ground leases of the Hotels and the partnership agreements of each Partnership;

    (viii) Reviewed audited and unaudited historical income statements, balance sheets and statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT;

    (ix) Reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets;

    (x) Conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities, and equity;

    (xi) Reviewed internal Marriott, Host and Partnership financial analyses and other internally generated data for each Hotel; and

    (xii) Discussed all of the foregoing information, where appropriate, with management of Marriott, Host and the Partnerships, and their respective employees.

 Continuation Value

  AAA provided an estimate of the Continuation Value of each Partnership based on the present value of the expected cash distributions for the period 1998-2009 from each respective Partnership's operations which assumed the sale of the underlying Hotels in year 2009. Partnership cash flow utilized a 1998 earnings estimate and related annual stabilized growth rate (ranging from 3.4% to 4.5%, depending upon the specific Partnership) developed by AAA in their separate Hotel Appraisals. Partnership cash flow was discounted at a rate of 20%. Sales proceeds in year 2009 were estimated for each Partnership at a capitalization rate ranging from 9.8% to 10.4%, depending upon the specific character of each Partnership. In calculating the net proceeds available to each Partnership, consideration included the payment of selling and other transaction costs, deferred incentive management fees and existing debt.

 Opinion and Assumptions

  Based on the procedures performed and the assumptions stated herein, it is our Opinion as to the terms and conditions of the proposed Mergers that:

    (i) The Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership, including, without limitation, the assumptions used to determine the various adjustments to the appraised values of the Hotels, are fair and reasonable, from a financial point of view, to the limited partners of each Partnership; and

    (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the OP to be received by the limited partners of each Partnership is fair and reasonable to the limited partners of each Partnership.

  In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  The Opinion specifically does not consider other methodologies for valuation or allocation of the OP Units and does not address or conclude that other methodologies for valuation or allocation of OP Units to the Partnerships might not have been more favorable to the limited partners in certain of the Partnerships.

  AAA has not negotiated with the Partnerships or Host and has not participated in establishing the terms of the Mergers and has not provided an opinion as to the terms and conditions of the Mergers other than those explicitly stated herein.

  The Hotel Appraisals assume all furniture, fixtures and equipment (FF&E) reserves for replacements are adequate and do not consider any deferred maintenance (such as environmental concerns). The Hotel Appraisals do consider projected capital expenditures commonly referred to as owner-funded items, based in part on the projected owner-funded capital expenditure estimates determined by an engineer retained by Host Marriott Corporation (the "Engineering Study"). AAA has made no independent review of the capital expenditure estimates set forth in the Engineering Study and assumes it is correct in all material respects. Furthermore, AAA's Continuation Value for each Partnership relied upon the Engineering Study for any estimated future owner funded expenditures for the first eleven years. AAA has made no estimates of Partnership contingent liabilities.

  For purposes of the Continuation Value, AAA has assumed FF&E reserves are adequate and understands that Host has determined that there are no reserve shortfalls or surpluses.

  The Hotel Appraisals referred to herein are not guarantees of the present or future values of the Hotels and no assurance can be given as to the actual value of the Hotels.

  Our Opinion is limited to review of financial, economic, market, and other considerations as they existed as of March 1, 1998. No subsequent due diligence or valuation procedures were conducted by AAA, except that we have reviewed year-to-date net house profit results through September 11, 1998 as reflected on Marriott International's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, we concluded that nothing came to our attention that would cause us to be unable to render the Fairness Opinion as of such date.

  AAA acknowledges and agrees that its Opinion is for the benefit of each Hotel and the partners thereof (including the general and limited partners) and may be relied upon by them.

  AAA agrees and acknowledges that our Opinion may be disclosed, in whole or in part, in any proxy statement, consent solicitation statement, and/or registration statement (or proxy) and related materials utilized in connection with the REIT Conversion and/or may be provided to and/or filed with the Securities and Exchange Commission ("SEC") and other regulatory authorities; provided, however, that the precise language used in any characterization of the services and advice provided by AAA, prepared by others, must have the prior consent of AAA, which consent will not be unreasonably withheld or delayed.

  Our Opinion is intended to supplement and not to substitute for anyone's due diligence to the extent required in this or any related transaction.

  Our engagement is subject to the terms of our engagement letter dated February 12, 1998.

                                          Respectfully submitted,

                                          /s/ Lee P. Hackett

                                          Lee P. Hackett
                                          Executive Vice President

                                                                     APPENDIX C
                            HOGAN & HARTSON L.L.P.
                                COLUMBIA SQUARE
                             555 13TH STREET, N.W.
                            WASHINGTON, D.C. 20004

                                OCTOBER 8, 1998

HMC Merger Corporation
Host Marriott, L.P.
10400 Fernwood Road
Bethesda, MD 20817

Ladies and Gentlemen:

  We have acted as tax counsel to HMC Merger Corporation, a Maryland corporation ("Host REIT"), Host Marriott Corporation, a Delaware corporation ("Host"), and Host Marriott, L.P., a Delaware limited partnership (the "Operating Partnership"), in connection with the following series of related transactions (which collectively are referred to as the "REIT Conversion"), each of which is described more fully in the Prospectus/Consent Solicitation Statement which is part of the Registration Statement filed with the Securities and Exchange Commission by the Operating Partnership on Form S-4 (File No. 333-55807) and which includes the Supplement for each Partnership (as defined in (i) below) attached thereto (the "Consent Solicitation"):

    (i) the contribution of the following assets by Host and its subsidiaries to the Operating Partnership, in exchange for a number of units of limited partnership interest ("OP Units") and units of general partnership interest of the Operating Partnership equal to the number of shares of Host common stock outstanding at the time of the REIT Conversion, preferred partnership interests in the Operating Partnership corresponding to any shares of Host preferred stock outstanding at the time of the REIT Conversion, and the assumption of certain liabilities of Host and its subsidiaries: (a) its wholly owned full-service hotel assets; (b) its interests in Atlanta Marriott Marquis II Limited Partnership, a Delaware limited partnership ("Atlanta Marquis"); Desert Springs Marriott Limited Partnership, a Delaware limited partnership ("Desert Springs"); Hanover Marriott Limited Partnership, a Delaware limited partnership ("Hanover"); Marriott Diversified American Hotels, L.P., a Delaware limited partnership ("MDAH"); Marriott Hotel Properties Limited Partnership, a Delaware limited partnership ("MHP"); Marriott Hotel Properties II Limited Partnership, a Delaware limited partnership ("MHP2"); Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., a Rhode Island limited partnership ("Chicago Suites"); and Potomac Hotel Limited Partnership, a Delaware limited partnership ("PHLP") (collectively, the "Partnerships"); (c) its interests in partnerships (other than the Partnerships) or limited liability companies that own one or more full-service hotels and are not wholly owned by Host or one of its subsidiaries (the "Private Partnerships" and together with the Partnerships, the "Hotel Partnerships"); and (d) certain other businesses and assets (excluding that portion of its shares of common stock of Crestline Capital Corporation, a Delaware corporation ("Crestline"), and the cash or other consideration that Host or Host REIT will distribute to its existing shareholders and the Blackstone Entities (as defined in (v) below), as described in (vii) below, and certain other de minimis assets);

    (ii) the refinancing and amendment of the debt securities and certain credit facilities of Host;

    (iii) the proposed mergers of subsidiaries of the Operating Partnership (the "Merger Partnerships") into the Partnerships, in which mergers the Partnerships will be the surviving entities (the "Mergers");

    (iv) the acquisition (whether by merger or otherwise) by the Operating Partnership of certain Private Partnerships or interests therein;

    (v) the acquisition by the Operating Partnership of ownership of, or controlling interests in, twelve upscale and luxury full-service hotel properties (the "Blackstone Hotels") and certain other related assets (including a mortgage loan secured by an additional hotel) from The Blackstone Group and a series of funds controlled by Blackstone Real Estate Partners (collectively, the "Blackstone Entities") in exchange for the assumption or repayment of debt, OP Units and shares of common stock of Crestline and cash or other consideration (the "Blackstone Acquisition");

    (vi) the creation and capitalization of the one or more taxable corporations in which the Operating Partnership will own 95% of the economic interest but no voting stock and which will hold various assets contributed by Host and its subsidiaries to the Operating Partnership (the "Non-Controlled Subsidiaries"), with all of the voting stock, representing 5% of the economic interest, to be owned by the Host Marriott Employee Statutory Trust, the beneficiaries of which will be certain employees of Host REIT and a designated public charity (the "Host Employee Trust"), and possibly other outside investors;

    (vii) the merger of Host into Host REIT, and the subsequent distribution by Host or Host REIT of Crestline common stock and cash or other consideration to Host's shareholders;

    (viii) the leasing of the hotels in which the Operating Partnership has a direct or indirect interest (the "Hotels") to subsidiaries of Crestline; and

    (ix) the related transactions described in the Consent Solicitation and the other steps necessary or desirable to complete the REIT Conversion.

  In connection with the REIT Conversion, we have been asked to provide you with the opinions on certain federal income tax matters set forth in this letter. Capitalized terms used in this letter and not otherwise defined herein have the meaning set forth in the Consent Solicitation.

BASES FOR OPINIONS

  The opinions set forth in this letter are based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the "IRS"), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in material modifications of our opinions. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue merely represents counsel's best judgment with respect to the probable outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

  In rendering the following opinions, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including the following: (1) the Consent Solicitation; (2) the form of Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, proposed to be entered into at or about the time of the Mergers; (3) the form of the Amended and Restated Articles of Incorporation of Host REIT and the form of the Bylaws of Host REIT, each of which is expected to be adopted prior to the time of the Mergers; (4) the Articles of Incorporation of Crestline and the Bylaws of Crestline; (5) the partnership agreements (or form thereof), each as amended to the date hereof and as proposed to be amended in connection with the REIT Conversion, of each Partnership, each Merger Partnership and each Private Partnership that will remain in existence after the REIT Conversion; (6) the form of agreement of merger relating to the Mergers (including various exhibits thereto) by and among Host REIT, the Operating Partnership, a Partnership, and its corresponding Merger Partnership, as amended to the date hereof; (7) each contribution agreement (or form thereof) relating to the acquisition by the Operating Partnership of the non-Host interests in the Private Partnerships; (8) the contribution agreement relating to the Blackstone Acquisition, dated as of April 16, 1998, as amended; (9) the proposed form of the lease pursuant to which the Operating Partnership, its subsidiaries and its controlled partnerships will lease virtually all of the Hotels to the Lessees (the "Leases"); and (10) any other necessary documents. In particular, in rendering the opinions set forth in this letter, we have relied on certain written factual representations of Host REIT, Host, the Operating Partnership, and the General Partners contained in a letter to us dated on this date, regarding certain aspects of the REIT Conversion (the "Representation Letter").

  For purposes of rendering our opinions, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents, including the Consent Solicitation and the Representation Letter. In particular, but without limiting the foregoing, we did not prepare the information in (i) the chart setting forth the estimated Book-Tax Difference per Partnership Unit with respect to the Hotels owned by each of the Partnerships, which appears in the Consent Solicitation under the heading "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" (or the corresponding information included in the Supplements for the individual Partnerships); (ii) the chart setting forth the estimated "capital accounts" for the Limited Partners in each of the Partnerships (per Partnership Unit) as of the time of the Mergers, which appears in the Consent Solicitation under the heading "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Refinancing of the Indebtedness Secured by Individual Hotels;" (iii) Appendix E to the Consent Solicitation; or (iv) the numerical information appearing in the Supplements for the individual Partnerships under the caption "Federal Income Tax Consequences--Tax Treatment of [Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election," and we did not review or otherwise pass upon the underlying data used in preparing this information.

  We consequently have relied upon representations in the Representation Letter that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects. We are not aware, however, of any material facts or circumstances contrary to, or inconsistent with, the representations we have relied upon as described herein, or other assumptions set forth herein.

  In this regard, we have assumed the following: (i) that all of the representations and statements set forth in the documents that we reviewed (including the Representation Letter) are true and correct and will be true and correct at the time of the Mergers, that any representation or statement made as a belief or made "to the knowledge of" or similarly qualified is correct and accurate without such qualification, and that all of the obligations imposed by any such documents on the parties thereto have been and will continue to be performed or satisfied in accordance with their terms;
(ii) the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, the authenticity of the originals from which any copies were made and that any documents as to which we have reviewed only in form will be duly executed at the time of the Mergers without changes from the form reviewed by us; (iii) that each of the Operating Partnership, the Hotel Partnerships, the Merger Partnerships and the other direct or indirect subsidiaries of the Operating Partnership have been and will continue to be operated in the manner described in the relevant partnership agreement, limited liability company operating agreement, articles of incorporation, or other organizational documents and in the Consent Solicitation; and (iv) that each of the Operating Partnership, the Hotel Partnerships, the Merger Partnerships and the other direct or indirect subsidiaries of the Operating Partnership is duly organized and validly existing under the laws of the state in which it was created. Any variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including in particular, the Consent Solicitation and the Representation Letter) may affect the conclusions stated herein.

OPINIONS

  Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:


    1. The proposed method of operation of the Operating Partnership is such that it and each of the Partnerships will be treated as a partnership for federal income tax purposes and will not be subject to tax as a corporation or an association taxable as a corporation.

    2. Except for any gain attributable to the sale of personal property to a Non-Controlled Subsidiary in connection with the REIT Conversion, the Mergers will not result in the recognition of taxable gain or loss at the time of the Mergers to a Limited Partner (i) who does not receive a Note upon the exercise of his right to make the Note Election or Common Shares upon the exercise of his right to make the Common Share Election; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Mergers; (iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of the prepayment of certain indebtedness) in connection with the Mergers in excess of such Limited Partner's adjusted basis in his Partnership Interest at the time of the Mergers; (iv) who is not required to recognize gain by reason of the exercise by another Limited Partner in the same Partnership of his right to make the Note Election or the Common Share Election; and (v) whose "at risk" amount does not fall below zero as a result of the Mergers.

    3. The Unit Redemption Right will not be considered "other consideration" such that its receipt in the Mergers would result in a Limited Partner being treated under the "disguised sale" rules (as set forth in Section 707 of the Code and the Treasury Regulations thereunder) as having sold all or a portion of his Partnership Interest to the Operating Partnership in the Mergers.

    4. A Limited Partner's exercise of his Unit Redemption Right more than two years after the date of consummation of the Mergers will not cause the Mergers to constitute a taxable transaction for the Limited Partner (or for the other Limited Partners in the same Partnership).

    5. It is more likely than not that a Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Mergers but less than two years after such date will not cause the Mergers to constitute a taxable transaction for the Limited Partner (or for the other Limited Partners in the same Partnership).

    6. It is more likely than not that a Limited Partner who does not exercise his right to make the Note Election or the Common Share Election in connection with the Mergers but retains his OP Units will not be required to recognize gain by reason of the exercise of either such right by another Limited Partner in the same Partnership.

    7. A Limited Partner's relief from Partnership liabilities allocable to such Limited Partner in connection with the Mergers and the REIT Conversion and/or any subsequent repayment of certain indebtedness encumbering the Hotels will not cause such Limited Partner to recognize taxable gain at the time of the Mergers unless (and only to the extent that) the amount thereof exceeds such Limited Partner's adjusted basis in his Partnership Interest at the time of the Mergers.

    8. Based upon factual representations made by Host, Host REIT and the Operating Partnership relating to the facts and circumstances surrounding each such liability, all direct or indirect liabilities of the Partnerships fall into one of the four categories of "qualified liabilities" described in Treasury Regulations Section 1.707-5(a)(6).

    9. The sale by each of Atlanta Marquis, Desert Springs, Hanover, MHP and PHLP in connection with the REIT Conversion of a portion of the personal property associated with the Hotels owned by such Partnerships to a Non-Controlled Subsidiary will be a taxable transaction. Each such sale by a Partnership will result in the recognition by the Partnership of taxable income equal to the amount by which the fair market value of the personal property at the time of the sale exceeds the Partnership's adjusted tax basis in the personal property at that time. This taxable gain will be recharacterized as recapture income pursuant to Section 1245 of the Code, and each Limited Partner will be allocated by his Partnership a portion of the recapture income, determined in the same proportions and to the same extent that such Limited Partner was allocated any deductions directly or indirectly giving rise to the treatment of such gain as recapture income prior to the Mergers. Such recapture income allocated to a Limited Partner will be subject to tax at ordinary federal income tax rates. The sale of personal property by Hanover to a Non-Controlled Subsidiary in connection with the REIT Conversion, however, will not result in the allocation of any taxable income to the Hanover Limited Partners (even if such income is recognized by Hanover).

    10. The discussion in each of the Consent Solicitation and the Supplements under the heading "Federal Income Tax Consequences," to the extent such discussion contains descriptions of applicable federal income tax law, is correct in all material respects.

  In connection with our opinion regarding the tax status of the Operating Partnership, we note that if a partnership is a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder, it may not be treated as a partnership for federal income tax purposes. Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that, as of the Effective Date, the Operating Partnership will not be a "publicly traded partnership." There is a significant risk, however, that after the Unit Redemption Right becomes exercisable, the Operating Partnership will be a "publicly traded partnership." Nevertheless, a partnership that is a "publicly traded partnership" will be treated as a partnership for federal income tax purposes if at least ninety percent (90%) of its income consists of "qualifying income," as defined in Section 7704(d) of the Code. In this regard, we expect to provide Host REIT and the Operating Partnership with an opinion letter prior to the Effective Date, which will be based, in part, on our opinion that even if the Operating Partnership were a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder, it would qualify as a partnership for federal income tax purposes because it will have sufficient "qualifying income," as defined in Section 7704(d) of the Code. That opinion, however, will be based upon and limited by a number of representations as to key factual matters by Host REIT and the Operating Partnership.

  In addition, a Limited Partner may, in connection with the Mergers, exercise his right to make the Note Election and receive a Note, or his right to make the Common Share Election and receive Common Shares, in exchange for OP Units received in the Mergers. A Limited Partner who makes either the Common Share Election or the Note Election will recognize gain for tax purposes to the extent the amount realized by the Limited Partner (including the Limited Partner's share of any Operating Partnership liabilities) exceeds his adjusted tax basis in his OP Units. This opinion letter does not otherwise address the specific tax consequences to the Limited Partners who make this election. Furthermore, as discussed in the Consent Solicitation under the heading "Federal Income Tax Consequences--Tax Consequences of the Mergers--Effect of Subsequent Events," a variety of future events and transactions could cause some or all of the Limited Partners who retain OP Units to recognize part or all of the taxable gain that otherwise has been deferred through the Mergers. This opinion letter does not address the tax consequences to the Limited Partners of such future events and transactions, and the Limited Partners will have limited control, if any control, over whether these events and transactions occur.

                                   * * * * *

  For a discussion relating the law to the facts, and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues in the Consent Solicitation and each of the Supplements under the heading "Federal Income Tax Consequences."

  We assume no obligation to advise you of any changes in our opinion subsequent to the delivery of this opinion letter.

  This opinion letter addresses only the specific federal income tax matters set forth above and does not address any other federal, state, local or foreign tax consequences that may result from the REIT Conversion or any other transaction undertaken in connection therewith. Without limitation to the foregoing, this opinion letter expressly does not, and should not be construed to, address the tax consequences of the REIT Conversion for the General Partners, Host, Host REIT, or the owners of interests in any of these entities.

  This opinion letter has been prepared for your use in connection with the Consent Solicitation and the REIT Conversion and should not be quoted in whole or in part or otherwise be referred to, nor filed with or furnished to any governmental agency or other person or entity, without the prior written consent of this firm. We do, however, consent to the references to this opinion letter and to Hogan & Hartson L.L.P. under the captions, "Legal Matters" and "Federal Income Tax Consequences," in the Consent Solicitation (and under the caption,

"Federal Income Tax Consequences," in each of the Supplements) and to the inclusion of this opinion letter as an exhibit to the Consent Solicitation. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933.

                                          Very truly yours,

                                          /s/ Hogan & Hartson L.L.P.

                                          Hogan & Hartson L.L.P.

                                                                     APPENDIX D
                            FORM OF TAX OPINION OF
                            HOGAN & HARTSON L.L.P.
                         WITH RESPECT TO QUALIFICATION
                            OF HOST REIT AS A REIT

                                      , 1998

HMC Merger Corporation
Host Marriott, L.P.
10400 Fernwood Road
Bethesda, MD 20817

Ladies and Gentlemen:

  We have acted as tax counsel to HMC Merger Corporation, a Maryland corporation ("Host REIT"), Host Marriott Corporation, a Delaware corporation ("Host"), and Host Marriott, L.P., a Delaware limited partnership (the "Operating Partnership"), in connection with the following series of related transactions (which collectively are referred to as the "REIT Conversion"), each of which is described more fully in the Prospectus/Consent Solicitation Statement which is part of the Registration Statement filed with the Securities and Exchange Commission by the Operating Partnership on Form S-4 (File No. 333-55807) and which includes the Supplement for each Partnership (as defined in (i) below) attached thereto (the "Consent Solicitation") and in the Proxy Statement and Prospectus which is part of the Registration Statement filed with the Securities and Exchange Commission by Host REIT on Form S-4
(File No.      ) (the "Prospectus"):

    (i) the contribution of the following assets by Host and its subsidiaries to the Operating Partnership, in exchange for a number of units of limited partnership interest ("OP Units") and units of general partnership interest of the Operating Partnership equal to the number of shares of Host common stock outstanding at the time of the REIT Conversion, preferred partnership interests in the Operating Partnership corresponding to any shares of Host preferred stock outstanding at the time of the REIT Conversion, and the assumption of certain liabilities of Host and its subsidiaries: (a) its wholly owned full-service hotel assets; (b) its interests in Atlanta Marriott Marquis II Limited Partnership, a Delaware limited partnership ("Atlanta Marquis"); Desert Springs Marriott Limited Partnership, a Delaware limited partnership ("Desert Springs"); Hanover Marriott Limited Partnership, a Delaware limited partnership ("Hanover"); Marriott Diversified American Hotels, L.P., a Delaware limited partnership ("MDAH"); Marriott Hotel Properties Limited Partnership, a Delaware limited partnership ("MHP"); Marriott Hotel Properties II Limited Partnership, a Delaware limited partnership ("MHP2"); Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., a Rhode Island limited partnership ("Chicago Suites"); and Potomac Hotel Limited Partnership, a Delaware limited partnership ("PHLP") (collectively, the "Partnerships"); (c) its interests in partnerships (other than the Partnerships) or limited liability companies that own one or more full-service hotels and are not wholly owned by Host or one of its subsidiaries (the "Private Partnerships" and together with the Partnerships, the "Hotel Partnerships"); and (d) certain other businesses and assets (excluding that portion of its shares of common stock of Crestline Capital Corporation, a Delaware corporation ("Crestline"), and the cash or other consideration that Host or Host REIT will distribute to its existing shareholders and the Blackstone Entities (as defined in (v) below), as described in (vii) below, and certain other de minimis assets);

    (ii) the refinancing and amendment of the debt securities and certain credit facilities of Host;

    (iii) the proposed mergers of subsidiaries of the Operating Partnership (the "Merger Partnerships") into the Partnerships, in which mergers the Partnerships will be the surviving entities (the "Mergers");

    (iv) the acquisition (whether by merger or otherwise) by the Operating Partnership of certain Private Partnerships or interests therein;

    (v) the acquisition by the Operating Partnership of ownership of, or controlling interests in, twelve upscale and luxury full-service hotel properties (the "Blackstone Hotels") and certain other related assets (including a mortgage loan secured by an additional hotel) from The Blackstone Group and a series of funds controlled by Blackstone Real Estate Partners (collectively, the "Blackstone Entities") in exchange for the assumption or repayment of debt, OP Units and shares of capital stock of Crestline, and cash (the "Blackstone Acquisition");

    (vi) the creation and capitalization of the one or more taxable corporations in which the Operating Partnership will own 95% of the economic interest but no voting stock and which will hold various assets contributed by Host and its subsidiaries to the Operating Partnership (the "Non-Controlled Subsidiaries"), with all of the voting stock, representing 5% of the economic interest, to be owned by the Host Marriott Employee Statutory Trust, the beneficiaries of which will be certain employees of Host REIT, and a designated public charity (the "Host Employee Trust"), and possibly other outside investors;

    (vii) the merger of Host into Host REIT, and the subsequent distribution by Host or Host REIT of Crestline common stock and cash or other consideration to Host's shareholders;

    (viii) the leasing of the hotels in which the Operating Partnership has a direct or indirect interest (the "Hotels") to subsidiaries of Crestline; and

    (ix) the related transactions described in the Consent Solicitation and the Prospectus and the other steps necessary or desirable to complete the REIT Conversion.

  In connection with the REIT Conversion, we have been asked to provide you with the opinions on certain federal income tax matters set forth in this letter. Capitalized terms used in this letter and not otherwise defined herein have the meaning set forth in the Consent Solicitation.

BASES FOR OPINIONS

  The opinions set forth in this letter are based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the "IRS"), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in material modifications of our opinions. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue merely represents counsel's best judgment with respect to the probable outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

  In rendering the following opinions, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including the following: (1) the Consent Solicitation and the Prospectus; (2) the form of Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, proposed to be entered into at or about the time of the Mergers; (3) the form of the Amended and Restated Articles of Incorporation of Host REIT and the form of the Bylaws of Host REIT, each of which is expected to be adopted prior to the Mergers, (4) the Articles of Incorporation of
Crestline, dated as of    , and the Bylaws of Crestline, dated as of     ; (5)
the partnership agreements (or form thereof), each as amended to the date hereof and as proposed to be amended in connection with the REIT Conversion, of each Partnership, each Merger Partnership and each Private Partnership that will remain in existence after the REIT Conversion; (6) the form of agreement of merger relating to the Mergers (including various exhibits thereto) by and among Host REIT, the Operating Partnership, a Partnership, and its corresponding Merger Partnership, as amended to the date hereof; (7) each contribution agreement (or form thereof) relating to the acquisition by the Operating Partnership of the non-Host interests in the Private Partnerships;
(8) the separate contribution agreements (or form thereof) relating to the Blackstone Acquisition, dated as of April 16, 1998, as amended, and the
acquisition by the Operating Partnership of Host's assets, dated as of      ,
respectively; (9) the form of lease pursuant to which the Operating Partnership, its subsidiaries and its controlled partnerships will lease virtually all of the Hotels to the Lessees and the executed term sheets regarding each such lease (the

"Leases"); (10) the form of sale agreements pursuant to which the Operating Partnership and certain of its subsidiaries and controlled partnerships, and Atlanta Marquis, Hanover, MHP and PHLP will separately sell a portion of the personal property associated with the hotels owned by such entities to a Non-Controlled Subsidiary; (11) the organizational documents (or form thereof) relating to the formation and capitalization of each Non-Controlled Subsidiary; (12) the form of operating agreement of the Lessees; (13) the form of organizational documents relating to the formation and capitalization of the Host Employee Trust; and (14) any other necessary documents. The opinions set forth in this letter also are premised on certain written factual representations of Host REIT, Host and the Operating Partnership contained in a letter to us dated as of this date, regarding the organization, ownership and operations (including the income, assets, businesses, liabilities, properties and accumulated undistributed earnings and profits) of Host REIT, the Operating Partnership, the Hotel Partnerships, the Subsidiary Partnerships, the Non-Controlled Subsidiaries, the Host Employee Trust, and Crestline and the Lessees following the REIT Conversion (the "Representation Letter").

  For purposes of rendering our opinions, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents, including the Consent Solicitation, the Prospectus and the Representation Letter. We consequently have relied upon representations in the Representation Letter that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects. We are not aware, however, of any material facts or circumstances contrary to, or inconsistent with, the representations we have relied upon as described herein, or other assumptions set forth herein.

  In this regard, we have assumed the following: (i) that all of the representations and statements set forth in the documents that we reviewed (including the Representation Letter) are true and correct and will be true and correct at the time of the Mergers, that any representation or statement made as a belief or made "to the knowledge of" or similarly qualified is correct and accurate without such qualification, and that all of the obligations imposed by any such documents on the parties thereto have been and will continue to be performed or satisfied in accordance with their terms;
(ii) the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, the authenticity of the originals from which any copies were made and that any documents as to which we have reviewed only a form will be duly executed at the time of the Mergers without changes from the form reviewed by us; (iii) that each of Host REIT, the Operating Partnership, the Hotel Partnerships, Crestline, the Non-Controlled Subsidiaries, the Host Employee Trust, the Lessees, and the Subsidiary Partnerships have been (where applicable) and will continue to be operated in the manner described in the relevant partnership agreement, limited liability company operating agreement, articles of incorporation, or other organizational documents and in the Consent Solicitation and the Prospectus; (iv) that each of Host REIT, the Operating Partnership, the Hotel Partnerships, Crestline, the Non-Controlled Subsidiaries, the Host Employee Trust, the Lessees, and the Subsidiary Partnerships will be duly incorporated or organized and validly existing under the laws of the state in which it was created at the time of the REIT Conversion; (v) as represented by Host REIT and the Operating Partnership, that each of the Leases will be enforced in accordance with its terms, and that each of the lessors and the Lessees will act at all times in accordance with the terms thereof; (vi) as represented by Host REIT and the Operating Partnership, that there will be no agreements or understandings between Host REIT or the Operating Partnership, on the one hand, and the Host Employee Trust, which owns 100% of the voting stock of each Non-Controlled Subsidiary, or any of the Non-Controlled Subsidiaries themselves, on the other hand, that are inconsistent with the Host Employee Trust being considered to be both the record and beneficial owner of more than 90% of the outstanding voting stock of each of the Non-Controlled Subsidiaries; and (vii) as represented by Host REIT and the Operating Partnership, no member of the Marriott family, or any entity in which any member of the Marriott family owns an interest, nor any other shareholder of Host REIT will own (determined by taking into account the attribution rules under Section 318(a) of the Code, as modified by Section 856(d)(5) of the
Code) at the time of the REIT Conversion more than 9.8% by value of Host REIT, and Host REIT will take all available measures (including, without limitation, enforcing the provisions of the Articles of Incorporation of Host REIT) to ensure that there is not ownership in excess of such limit in the future. Any variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Consent Solicitation, the Prospectus and the Representation Letter) may affect the conclusions stated herein.

OPINIONS

  Based upon, subject to, and limited by the assumptions and qualifications set forth herein (including those set forth below), and subject to the condition that the REIT Conversion be completed in the manner set forth in the Consent Solicitation and the Prospectus, we are of the opinion that:

    1. Host REIT, beginning with its first taxable year commencing after consummation of the REIT Conversion, will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code.

    2. The Leases will be respected as leases for federal income tax purposes.

    3. If the Operating Partnership were a "publicly traded partnership" within the meaning of Section 7704 of the Code because OP Units were readily tradable on the substantial equivalent of a secondary market after the Mergers and the REIT Conversion, it would qualify as a partnership for federal income tax purposes because, based upon factual representations made by Host, Host REIT and the Operating Partnership as to the proposed method of operation of the Operating Partnership after the Mergers and the REIT Conversion, at least ninety percent (90%) of its income will consist of "qualifying income," as defined in Section 7704(d) of the Code.

                                   * * * * *

  Host REIT's ability to qualify as a REIT will depend in particular upon whether each of the Leases is respected as a lease for federal income tax purposes. If any one of such Leases is not respected as a lease for federal income tax purposes, the Company likely will fail to qualify as a REIT. The determination of whether a lease is a lease for federal income tax purposes is highly dependent on specific facts and circumstances. In delivering the opinion set forth above that each of the Leases will be respected as a lease for federal income tax purposes, and the opinion set forth above that Host REIT's proposed method of operation (as described in the Representation Letter) should enable Host REIT to meet the requirements for qualification and taxation as a REIT for its first taxable year commencing following consummation of the REIT Conversion and subsequent taxable years, we expressly rely upon, among other things, Host REIT's representations as to various factual matters with respect to the Leases, including representations as to the commercial reasonableness of the economic and other terms of the Leases, the intent and economic expectations of the parties to the Leases, and the allocation of various economic risks between the parties to the Leases, taking into account all surrounding facts and circumstances.

  Host REIT's ability to qualify as a REIT also will depend upon Host REIT not having at the close of its first taxable year for which its REIT election is effective any "earnings and profits" accumulated in any prior taxable year of Host REIT, Host, or any of its predecessors or subsidiaries (which would be based on the consolidated earnings and profits of Host (including each of its predecessors) accumulated from 1929, the first year that the predecessor of Host was a "C" corporation, through and including Host's 1998 taxable year). The calculation of "earnings and profits" depends upon a number of factual and legal interpretations related to the activities and operations of Host and its corporate affiliates during its entire corporate existence and is subject to review and challenge by the IRS. Host and Host REIT have represented to us for purposes of our opinion that Host REIT will have distributed by the close of its first taxable year for which its REIT election is effective any "earnings and profits" accumulated in any prior taxable year of Host REIT, Host, or any of its predecessors or subsidiaries. There can be no assurance, however, that the IRS will not examine the tax returns of Host and its affiliates for all years prior to and including the REIT Conversion and propose adjustments to increase their taxable income, which could result in Host REIT being considered to have undistributed "earnings and profits" at the close of its first taxable year for which its REIT election is effective, in which event Host REIT would not qualify as a REIT for such year. We express no opinion as to Host's current and accumulated "earnings and profits" or whether Host REIT will be considered to have undistributed "earnings and profits" at the close of its first taxable year for which its REIT election is effective.

  Host REIT's qualification and taxation as a REIT depend upon Host REIT's ability to meet on an ongoing basis (through actual annual operating results, distribution levels, diversity of share ownership and otherwise) the various qualification tests imposed under the Code and described in the Consent Solicitation and the Prospectus. We have relied upon representations of Host REIT and the Operating Partnership with respect to these matters (including those set forth in the Representation Letter and in the Consent Solicitation and the Prospectus) and will not review Host REIT's compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of Host REIT's operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

  For a discussion relating the law to the facts, and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues in the section of the Consent Solicitation under the heading "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the Mergers" and in the section of the Prospectus under the heading "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the Merger."

  We assume no obligation to advise you of any changes in our opinion subsequent to the delivery of this opinion letter.

  This opinion letter addresses only the specific federal income tax matters set forth above and does not address any other federal, state, local or foreign tax consequences that may result from the REIT Conversion or any other transaction undertaken in connection therewith. This opinion letter has been prepared for your use in connection with the Consent Solicitation, the Prospectus and the REIT Conversion and should not be quoted in whole or in part or otherwise be referred to, or filed with or furnished to any governmental agency or other person or entity, without the prior written consent of this firm. We do, however, consent to the references to this opinion letter and to Hogan & Hartson L.L.P. under the captions, "Legal Matters" and "Federal Income Tax Consequences," in the Consent Solicitation and the Prospectus (and under the caption, "Federal Income Tax Consequences," in the Supplements) and to the inclusion of (i) this opinion letter as an exhibit to the Prospectus and (ii) the form of this opinion letter as an exhibit to the Consent Solicitation. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933.

                                          Very truly yours,

                                          Hogan & Hartson L.L.P.

                                                                     APPENDIX E

  ESTIMATED ADJUSTED BASIS OF LIMITED PARTNERS IN PARTNERSHIP INTERESTS AND
            "SHARE" OF LIMITED PARTNERS IN PARTNERSHIP LIABILITIES

                                                   ESTIMATED                             ESTIMATED
                           ORIGINAL LIMITED     ORIGINAL LIMITED      ALLOCATION        ALLOCATION
                            PARTNER'S AD-        PARTNER'S AD-      OF PARTNERSHIP    OF PARTNERSHIP
                          JUSTED BASIS AS OF   JUSTED BASIS AS OF  LIABILITIES AS OF LIABILITIES AS OF
      PARTNERSHIP        DECEMBER 31, 1997(1) DECEMBER 31, 1998(2) DECEMBER 31, 1997 DECEMBER 31, 1998
      -----------        -------------------- -------------------- ----------------- -----------------
                                                    (PER PARTNERSHIP UNIT)
Atlanta Marquis.........       $ 81,139             $ 18,971           $221,162          $163,994
Chicago Suites..........       $ 58,058             $ 57,533           $ 37,567          $ 35,538
Desert Springs
 PIF(3).................       $106,728             $114,222           $115,024          $123,279
 Installment(4).........       $106,929             $114,423           $115,024          $123,279
Hanover
 PIF(3).................       $204,364             $222,918           $135,329          $150,038
 Installment(4).........       $216,764             $235,318           $135,329          $150,038
MDAH
 PIF--COD(5)............       $221,425             $201,163           $171,164          $155,313
 Installment--COD(6)....       $220,666             $200,214           $171,164          $155,313
 PIF--COD Deferred(7)...       $211,840             $196,011           $171,164          $155,313
 Installment--COD
  Deferred(8)...........       $211,081             $195,062           $171,164          $155,313
MHP.....................       $123,046             $137,130           $192,626          $210,276
MHP2
 PIF(3).................       $321,053             $316,202           $262,726          $257,539
 Installment(4).........       $321,963             $317,112           $262,726          $257,539
PHLP....................       $ 20,823             $ 19,751           $ 77,625          $ 71,458

--------
(1) Amounts are for a Limited Partner who acquired a single Partnership Interest in the original offering of such interests and who has held such interest at all times since. These amounts include syndication costs allocated to a Limited Partner. Syndication costs were $11,898 per Partnership Unit for Atlanta Marquis, $4,517 per Partnership Unit for Chicago Suites, $10,015 per Partnership Unit for Desert Springs, $13,358 per Partnership Unit for Hanover, $11,559 per Partnership Unit for MDAH, $10,700 per Partnership Unit for MHP, and $11,310 per Partnership Unit for MHP2.
(2) Computed without regard to the Merger and reflects an increase (or decrease, as applicable) for projected taxable income or loss through December 31, 1998 and a reduction in basis for projected distributions of cash including any amounts to be distributed from third and fourth quarter 1998 operations, which will be distributed in 1999.
(3) For a Limited Partner who paid in full ("PIF") for his Partnership Unit at the time of purchase.
(4) For a Limited Partner who purchased his Partnership Unit for an installment note.
(5) For a Limited Partner who paid in full for his Partnership Unit at the time of purchase and did not elect to reduce his tax basis in such Partnership Unit to defer the recognition of "cancellation of debt income" ("COD") in 1993.
(6) For a Limited Partner who purchased his Partnership Unit for an installment note and did not elect to reduce his tax basis in 1993.
(7) For a Limited Partner who paid in full for his Partnership Unit at the time of purchase and did elect to reduce his tax basis in 1993.
(8) For a Limited Partner who purchased his Partnership Unit for an installment note and did elect to reduce his tax basis in 1993.

                              HOST MARRIOTT, L.P.
                            HMC MERGER CORPORATION

                     SUPPLEMENT DATED OCTOBER 8, 1998 FOR
      PROSPECTUS/CONSENT SOLICITATION STATEMENT DATED OCTOBER 8, 1998 FOR
                ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP

  On the terms described in the Prospectus/Consent Solicitation Statement (the "Consent Solicitation"), dated October 8, 1998, of which this Supplement (the "Supplement") is a part, Host Marriott Corporation ("Host") has adopted a plan to restructure its business operations so that it will qualify as a real estate investment trust ("REIT"). As part of this restructuring (the "REIT Conversion"), Host and its consolidated subsidiaries will contribute their full-service hotel properties and certain other businesses and assets to Host Marriott, L.P. (the "Operating Partnership") in exchange for units of limited partnership interest in the Operating Partnership ("OP Units") and the assumption of liabilities. The sole general partner of the Operating Partnership will be HMC Merger Corporation, a Maryland corporation to be renamed "Host Marriott Corporation" ("Host REIT"), the entity into which Host will merge as part of the REIT Conversion. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000).

  As part of the REIT Conversion, the Operating Partnership is proposing to acquire by merger (the "Mergers") Atlanta Marriott Marquis II Limited Partnership, a Delaware limited partnership ("Atlanta Marquis" or the "Partnership"), and up to seven other limited partnerships (the "Partnerships") that own full-service hotels in which Host or its subsidiaries are general partners. As more fully described in the Consent Solicitation, limited partners of those Partnerships that participate in the Mergers will receive OP Units in exchange for their partnership interests in such Partnerships (with respect to the Partnerships, those limited partners of the Partnerships who are unaffiliated with Host are referred to herein as the "Limited Partners," and with respect to Atlanta Marquis, the "Atlanta Marquis Limited Partners"). Atlanta Marquis Limited Partners may elect to exchange such OP Units received in connection with the Merger for either shares of common stock, par value $.01 per share, of Host REIT ("Common Shares") or unsecured 6.56% Callable Notes due December 15, 2005 issued by the Operating Partnership ("Notes"). Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at anytime and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares (the "Unit Redemption Right").

  The number of OP Units to be allocated to Atlanta Marquis will be based upon
(i) its Exchange Value (as defined herein) and (ii) the price attributed to an OP Unit following the Merger, determined as described herein (which, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be known at the time of voting. The number of Common Shares an Atlanta Marquis Limited Partner may elect to receive in connection with the Merger will equal the number of OP Units received. The principal amount of Notes that Atlanta Marquis Limited Partners may elect to receive in connection with the Merger will be based upon Atlanta Marquis' Note Election Amount (as defined herein). See "Determination of Exchange Value of Atlanta Marquis and Allocation of OP Units." The estimated Exchange Value and Note Election Amount set forth herein may increase or decrease as a result of various adjustments, and will be finally calculated shortly before the Effective Date. Pursuant to the Merger, Atlanta Marquis Limited Partners have an estimated Exchange Value of $45,425 per Partnership Unit and a Note Election Amount of $36,340 per Partnership Unit.

RISK FACTORS

  In deciding whether to approve the Merger, Atlanta Marquis Limited Partners should consider certain risks and other factors. The General Partner believes that Atlanta Marquis Limited Partners should particularly consider the following, which should be read in conjunction with the information in the Consent Solicitation under "Risk Factors" and "Federal Income Tax
Consequences."


                            Atlanta Marquis Supp-1

  . Substantial Benefits to Related Parties. Host REIT and its subsidiaries will realize substantial benefits from the Mergers and the REIT Conversion, including savings from a substantial reduction in corporate-level income taxes expected as a result of the REIT Conversion. To the extent that such anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, such benefits will not be shared with the Limited Partners. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger; thereby creating a conflict of interest for the General Partner in connection with the Merger.

  . Absence of Arm's Length Negotiations. No independent representative was retained to negotiate on behalf of the Atlanta Marquis Limited Partners or the other Limited Partners. Although the General Partner has obtained the Appraisal and the Fairness Opinion from AAA, AAA has not negotiated with the General Partner or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the Atlanta Marquis Limited Partners or the other Limited Partners if such terms and conditions were the result of arm's length negotiations.

  . Other Conflicts of Interest. The Mergers, the REIT Conversion and the recommendations of the General Partner involve the following conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partners and Crestline. The General Partners, which are all subsidiaries of Host (except for PHLP, in which Host is the General Partner), must assess whether a Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships, including Atlanta Marquis, participate and Host REIT will benefit if the value of OP Units received by the Limited Partners of Atlanta Marquis is less than the value of their Partnership Interests. In addition, the terms of the Leases of the Hotels, including Atlanta Marquis' Hotel, will be determined by Host and the terms of the Partnership Agreement, including provisions which benefit Host REIT, have been determined by Host. Such conflicts may result in decisions that do not fully reflect the interests of all Limited Partners, including the Atlanta Marquis Limited Partners.

  . Uncertainties at the Time of Voting Include the Number of OP Units to be
    Received. There are several uncertainties at the time the Atlanta Marquis Limited Partners must vote on the Merger, including (i) the exact Exchange Value for Atlanta Marquis (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Merger, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50) and which, together with the Exchange Value, will determine the number of OP Units the Atlanta Marquis Limited Partners will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount is determined. For these reasons, the Atlanta Marquis Limited Partners cannot know at the time they vote on the Merger these important aspects of the Merger and they will not know the number of OP Units received in the Merger until approximately 25 trading days after the Merger.

  . Sale of Personal Property May Result in Gain to Atlanta Marquis Limited
    Partners. In order to facilitate the participation of Atlanta Marquis in the Merger without adversely affecting Host REIT's qualification as a REIT, the Operating Partnership will require, as part of the Merger, that Atlanta Marquis sell a portion of the personal property associated with the Hotel owned by Atlanta Marquis to a Non-Controlled Subsidiary. This sale will be a taxable transaction and may result in an allocation of a relatively modest amount of ordinary recapture income by Atlanta Marquis to Atlanta Marquis Limited Partners. This income, if any, will be allocated to each Atlanta Marquis Limited Partner in the same proportion and to the same extent that such Atlanta Marquis Limited Partner was allocated any deductions directly or indirectly giving rise to the treatment of such gain as recapture income. An Atlanta Marquis

                            Atlanta Marquis Supp-2

    Limited Partner who receives such an allocation of recapture income would not be entitled to any special distribution from Atlanta Marquis in connection with the sale of personal property.

  . Exchange Value May Not Equal Fair Market Value of Atlanta Marquis'
    Hotel. Each Atlanta Marquis Limited Partner who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such Atlanta Marquis Limited Partner's Partnership Interest. The determination of the Exchange Value of Atlanta Marquis involves numerous estimates and assumptions. There is no assurance that the Exchange Value of Atlanta Marquis will equal the fair market value of the Hotel and other assets contributed by Atlanta Marquis. See "Determination of Exchange Value of Atlanta Marquis and Allocation of OP Units."

  . Allocation of OP Units to Host REIT Is Different from Allocation of OP
    Units to the Partnerships. Following the REIT Conversion, Host REIT will own a number of OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers and the OP Units to be acquired from Limited Partners who elect to exchange OP Units for Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units, in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. Each Partnership will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and Atlanta Marquis Limited Partners and the other Limited Partners may result in such Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Value of Atlanta Marquis and Allocation of OP Units."

  . Allocations of OP Units to the Blackstone Entities and the Private
    Partnerships Were Not Determined by the Exchange Value Methodologies. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquisition did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partners' interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the Atlanta Marquis Limited Partners and other Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  . Price of OP Units or Common Shares Might Be Less than the Fair Market
    Value of the Atlanta Marquis Limited Partners' Partnership Interests. The price of an OP Unit, for purposes of the Merger and the REIT Conversion, will be equal to the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Merger (but it will not be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Merger. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Merger. This could result in the Atlanta Marquis Limited Partners receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Merger or the fair market value of their Partnership Interests.

  . Inability of Atlanta Marquis Limited Partners Who Retain OP Units to
    Redeem OP Units for One Year. Atlanta Marquis Limited Partners who retain OP Units received in the Merger will be unable to redeem such OP Units for one year following the Merger. Until then, Atlanta Marquis Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.


                            Atlanta Marquis Supp-3

  . Current Host Common Stock Price Is Not Necessarily Indicative of the
    Price of Host REIT Common Shares Following the REIT Conversion. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and cash or other consideration to be distributed in connection with the REIT Conversion (the "Initial E&P Distribution")) and not solely the business and assets of Host REIT following the REIT Conversion. Host's current stock price is also affected by general market conditions.

  . Value of the Notes Will Be Less than the Exchange Value of Atlanta
    Marquis. In exchange for OP Units received in the Merger, each Atlanta Marquis Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest, which is based upon numerous assumptions and estimates. The deemed value of the OP Units to be received by the Atlanta Marquis Limited Partners will exceed the principal amount of the corresponding Notes (because the Exchange Value will be higher than the Note Election Amount) and there is no assurance that the Note an Atlanta Marquis Limited Partner receives will have a value equal to either (i) the fair market value of the Atlanta Marquis Limited Partner's share of the Hotel and other assets owned by Atlanta Marquis or (ii) the principal amount of the Note. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both Atlanta Marquis and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including the $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which ranks equally with such Notes.

  . Cash Distributions May Exceed Cash Available for Distribution. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217 million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions.

  . Timing of the REIT Conversion. Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. The deadline for consummation of the Merger is June 30, 1999, unless extended by mutual agreement of the Operating Partnership and the General Partner to a date no later than December 31, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share, but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated.

  . Fundamental Change in Nature of Investment; Potential
    Underperformance. The Merger and the REIT Conversion involve a fundamental change in the nature of an Atlanta Marquis Limited Partner's investment from holding an interest in Atlanta Marquis, which was structured as a tax shelter and tax credit investment, is a finite-life entity, has a fixed portfolio of one Hotel and distributes the cash flow from the operation of such Hotel to the Atlanta Marquis Limited Partners, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company with an expected portfolio of approximately 125 Hotels that (i) collects and distributes to its limited partners rents received from the Lessees (which will bear the risks and receive the direct benefits of the Hotels' operations), (ii) has the ability to acquire additional hotels and (iii) is able to reinvest proceeds from sales or refinancings of

                            Atlanta Marquis Supp-4
    existing Hotels in other hotels. In addition, each Atlanta Marquis Limited Partner's investment will change from one that allows an Atlanta Marquis Limited Partner to receive a return of capital in the form of distributions from any net proceeds of a sale or refinancing of Atlanta Marquis' assets to an investment in which an Atlanta Marquis Limited Partner who retains OP Units likely would realize a return of capital only through the exercise of the Unit Redemption Right. Those Atlanta Marquis Limited Partners who elect to receive Common Shares in connection with the Merger will hold an equity interest in a publicly traded REIT that (i) provides immediate liquidity, (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income,
    (iii) allows shareholders to influence management by participation in the election of directors and (iv) realizes substantial corporate tax savings as long as certain requirements are met. An Atlanta Marquis Limited Partner's share of the liquidation proceeds, if any, from the sale of the Atlanta Marquis Hotel could be higher than the amount realized upon exercise of the Unit Redemption Right, the sale of Common Shares received in connection with the Mergers or payments on any Note received by an Atlanta Marquis Limited Partner who elects to exchange his OP Units for such Note in connection with the Merger. An investment in the Operating Partnership or Host REIT may not outperform an investment in Atlanta Marquis. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  . Exposure to Market and Economic Conditions of Other Hotels. As a result of the Merger, Atlanta Marquis Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will own interests in a much larger enterprise with a broader range of assets than Atlanta Marquis individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners, including Atlanta Marquis Limited Partners, regardless of whether a particular Limited Partner previously was an investor in such affected assets. Atlanta Marquis owns discrete assets and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the Atlanta Marquis Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than the Hotel previously owned by Atlanta Marquis.

  . Atlanta Marquis Limited Partners Have No Cash Appraisal Rights. Atlanta
    Marquis Limited Partners who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  . Uncertainties as to the Size and Leverage of the Operating Partnership.
    The Atlanta Marquis Limited Partners cannot know at the time they vote on the Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger. In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership, but the Operating Partnership may, in turn, contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  . Lack of Control over Hotel Operations and Non-Controlled
    Subsidiaries. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the existing managers of the Hotels (the "Managers") pursuant to the existing long-term Management Agreements. The Operating Partnership will not operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only a limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. The Operating Partnership also will not own any of the voting stock of the Non-Controlled Subsidiaries, which may own, in the aggregate, up to 20% by value of the Operating Partnership's assets. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels and the Non-Controlled Subsidiaries to operate and manage their businesses.

                            Atlanta Marquis Supp-5

  . Dependence upon Crestline. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of Host REIT's revenues. Crestline's financial condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to holders of OP Units, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. As of June 19, 1998, on a pro forma basis, after giving effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  . Expiration of the Leases and Possible Inability to Find Other
    Lessees. The Leases generally will expire seven to ten years after the Effective Date and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the Code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution.

  . Requisite Vote of Atlanta Marquis Limited Partners Binds All Atlanta
    Marquis Limited Partners. For Atlanta Marquis, approval by a majority of the Class A Limited Partners is required to approve the Merger and the related amendments to the partnership agreement, as described in "Voting Procedures--Required Limited Partner Vote and Other Conditions." Such approval will cause Atlanta Marquis to participate in the Merger and will bind all Atlanta Marquis Limited Partners, including Atlanta Marquis Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to the partnership agreement.

  . Inability to Obtain Third-Party Consents May Have a Material Adverse
    Effect. There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. The inability of Host, the Operating Partnership or Host REIT to obtain one or more of such consents may cause a default under cross-default provisions of the Company's principal credit facilities or otherwise have a material adverse effect on the Operating Partnership and Host REIT and thus could reduce the value of the OP Units and Common Shares.

  . Competition in the Lodging Industry. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry, in which virtually all of the Hotels operate, is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities. The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions, (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership.

  . Substantial Indebtedness of the Operating Partnership. The Operating
    Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities), which represents an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is capital intensive and it

                            Atlanta Marquis Supp-6
    will have significant capital requirements in the future. The Operating Partnership's leverage level could affect its ability to (i) obtain financing in the future, (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distributions to partners (including Host REIT), (iv) pursue its acquisition strategy or (v) compete effectively or operate successfully under adverse economic conditions.

  . No Limitation on Debt. There are no limitations in Host REIT's or the Operating Partnership's organizational documents which limit the amount of indebtedness either may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur.

  . Rental Revenues from Hotels Subject to Prior Rights of Lenders. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnerships (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and to make distributions to holders of OP Units (including Host
    REIT).

  . Ownership Limitations. No person or persons acting as a group may own, actually or constructively (as determined under the applicable Code provisions), (i) in excess of 9.8% of the number or value of outstanding Common Shares of Host REIT or (ii) in excess of 4.9% of the value of the OP Units (other than Host REIT and The Blackstone Group), subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances.

  . Anti-Takeover Effect of Certain Provisions of Host REIT's Charter and
    Bylaws, Maryland Law and the Shareholder Rights Plan. The Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, as well as provisions of Maryland law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Host REIT. These provisions could limit the price that certain investors might be willing to pay in the future for Common Shares. Certain of these provisions provide for a staggered board and allow Host REIT to issue, without shareholder approval, preferred shares or other stock having rights senior to those of the Common Shares. The Board of Directors also is authorized, without a vote of shareholders, to classify or reclassify unissued common or preferred shares into another class or series of shares. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. The Charter also provides that no person or persons acting as a group may own more than 9.8% (in number or value) of the outstanding shares of any class or series of shares of Host REIT. Host REIT also intends to adopt a Shareholder Rights Plan to replace the existing stockholder rights plan of Host. Host REIT also will become subject to the business combination and control share provisions under Maryland law. Marriott International, Inc. ("Marriott International") has the right to purchase up to 20% of each class of Host's outstanding voting stock at the then fair market value upon the occurrence of certain change of control (or potential change of control) events involving Host, which right will continue in effect after the Merger until June 2017, subject to certain limitations intended to protect the REIT status of Host REIT. See "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."

  . Effect of Subsequent Events upon Recognition of Gain. Even though the
    Atlanta Marquis Limited Partners (other than those who elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) generally are not expected to recognize significant taxable gain at the time of the Merger, there are a variety of events and transactions (including the sale of the Hotel currently owned by Atlanta Marquis or the reduction of indebtedness securing the Hotel) that could cause an Atlanta Marquis Limited Partner to recognize all or a part of the gain that otherwise has been deferred through the REIT Conversion. See "Federal Income Tax Consequences--Tax Treatment of Atlanta Marquis Limited Partners Who Hold OP Units Following the Merger." Certain Hotels (including the

                             Atlanta Marquis Supp-7

    Blackstone Hotels) will be covered by agreements with third parties which will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. If Atlanta Marquis elects to participate in the Merger, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Atlanta Marquis Hotel or to refinance the debt secured by such Hotel without compensating certain outside partners for the resulting adverse tax consequences. The partnership agreement of the Operating Partnership, which is substantially in the form attached to the Consent Solicitation as Appendix A (the "Partnership Agreement"), does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions). In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transactions) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units--Sales of Assets."

  . Election to Exchange OP Units for Common Shares. An Atlanta Marquis
    Limited Partner who elects to receive Common Shares in exchange for his OP Units in connection with the Merger (the "Common Share Election") will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998). If he has a "negative capital account" with respect to his Partnership Interest, he will recognize "phantom income" (i.e., the income recognized would exceed the value of the Common Shares by the amount of his negative capital account). See "Federal Income Tax Consequences--Tax Treatment of Atlanta Marquis Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." An Atlanta Marquis Limited Partner who elects to receive Common Shares in connection with the Merger will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Merger).

  . Election to Exchange OP Units for Notes. An Atlanta Marquis Limited
    Partner who elects to receive a Note in exchange for his OP Units in connection with the Merger (the "Note Election") will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Merger (which currently is expected to occur on December 30, 1998). An Atlanta Marquis Limited Partner who receives a Note may be eligible to defer only a small portion of that gain under the "installment sale" rules until principal on the
    Note is paid. An Atlanta Marquis Limited Partner with a "negative capital account" with respect to his Partnership Interest who elects to receive a
    Note in connection with the Merger will recognize "phantom income" in that amount in any event at the time the taxable disposition is deemed to occur. See "Federal Income Tax Consequences--Tax Treatment of Atlanta Marquis Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  . Failure of Host REIT to Qualify as a REIT for Tax Purposes. Taxation of
    Host REIT as a corporation if it fails to qualify as a REIT, and Host REIT's subsequent liability for federal, state and local taxes on its income and property, would, among other things, have the effect of reducing cash available for distribution to Host REIT's shareholders and materially reducing the value of the Common Shares and OP Units.

  . Failure of the Operating Partnership to Qualify as a Partnership for Tax
    Purposes. Taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership and the Operating Partnership's subsequent liability for federal, state and local income taxes would, among other things, have the effect of reducing cash available for distribution to holders of OP Units and Common Shares, would cause Host REIT to fail to qualify as a REIT for tax purposes and would cause the holders of OP

                            Atlanta Marquis Supp-8

    Units to recognize substantial taxable gain at the time the Operating Partnership ceases to qualify as a partnership.

  . Failure of the Leases to Qualify as Leases. If the Lease of the Hotel to the Lessee were to be disregarded for tax purposes (for example, because the Lease was determined to lack economic substance), Host REIT could fail to qualify as a REIT and the Operating Partnership might be treated as a corporation for federal income tax purposes, which would have a material adverse impact on the Atlanta Marquis Limited Partners and the value of the OP Units and the Common Shares.

  . Change in Tax Laws. No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification.

  . Atlanta Marquis Limited Partners Need to Consult with Their Own Tax
    Advisors. Because the specific tax attributes of an Atlanta Marquis Limited Partner and the facts regarding such Atlanta Marquis Limited Partner's interest in Atlanta Marquis could have a material impact on the tax consequences to such Atlanta Marquis Limited Partner of the Merger (including the decision whether to elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) and the subsequent ownership and disposition of OP Units, Common Shares or a Note, it is essential that each Atlanta Marquis Limited Partner consult with his own tax advisors regarding the application of federal, foreign and state and local tax laws to such Atlanta Marquis Limited Partner's personal tax situation.

  . Effect of Possible Classification as a Publicly Traded Partnership on
    Passive Losses. There is a significant possibility that the Operating Partnership could be classified as a "publicly traded partnership," in which event the Atlanta Marquis Limited Partners would not be able to use suspended passive activity losses from other investments (including from Atlanta Marquis) to offset income from the Operating Partnership. It is estimated that each Atlanta Marquis Limited Partner who purchased his Partnership Interest at the time of the original offering of such Interests, has held such Partnership Interest continuously since that time and whose Partnership Interest has been his only investment in a passive activity would have a significant passive activity loss carryforward as of December 31, 1998.

  . Host REIT's Substantial Deferred Tax and Contingent Liabilities. Host
    REIT will have substantial deferred tax liabilities attributable to Host's assets and operations that are likely to be recognized in the next ten years (notwithstanding Host REIT's status as a REIT), and the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur) whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

  Because REITs are not permitted under current federal income tax law to derive revenues directly from the operation of hotels, the Operating Partnership will lease the Hotels to lessees (the "Lessees") that will operate the Hotels under the existing management agreements and pay rent to the Operating Partnership, as more fully described in the Consent Solicitation. The Lessees generally will be wholly owned indirect subsidiaries of Crestline. Crestline, which currently is a wholly owned subsidiary of Host, will become a separate public company when Host or Host REIT distributes the common stock of Crestline and cash or other consideration to its existing shareholders and the Blackstone Entities in connection with the Initial E&P Distribution. Shares of Host REIT and Crestline will become separately traded securities and the companies will operate independently. There will be no overlap between the boards of Host REIT and Crestline. There will be a substantial overlap of shareholders of the two companies initially, but this overlap will diverge over time.

  MARRIOTT MARQUIS CORPORATION (THE "GENERAL PARTNER"), THE GENERAL PARTNER OF ATLANTA MARQUIS, BELIEVES THAT THE MERGER PROVIDES SUBSTANTIAL BENEFITS AND IS FAIR TO THE ATLANTA MARQUIS LIMITED PARTNERS AND RECOMMENDS THAT ALL ATLANTA MARQUIS LIMITED PARTNERS VOTE FOR THE MERGER AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENT.

                             Atlanta Marquis Supp-9

  The effects of the Mergers may be different for Limited Partners of the various Partnerships. This Supplement has been prepared to highlight for Atlanta Marquis Limited Partners the specific risks, benefits, effects and fairness of the Merger to them and to provide other information specific to Atlanta Marquis. Supplements have also been prepared for each of the other Partnerships. This Supplement, together with the supplements of the other Partnerships (collectively, the "Supplements"), are part of the Consent Solicitation. Upon receipt of a written request by a Limited Partner or his representative, so designated in writing, the General Partner will send a copy of any Supplement without charge. All requests for a copy of a Supplement should be directed to: Investor Relations, 10400 Fernwood Road, Bethesda, Maryland 20817, telephone number 301-380-2070 (between the hours of 9:00 a.m. and 4:00 p.m., Eastern time).

  All cross-references refer to the Consent Solicitation unless the context indicates otherwise. Capitalized terms not defined herein shall have the meaning set forth in the Consent Solicitation. The information contained herein, unless otherwise indicated, assumes the REIT Conversion (including the Blackstone Acquisition) occurs with all Partnerships participating and no Common Shares or Notes being issued (the "Full Participation Scenario").

EXPECTED BENEFITS OF THE MERGER

  The General Partner believes that participating in the Merger would likely be beneficial to the Atlanta Marquis Limited Partners for the reasons set forth below. This information is qualified by and should be read in conjunction with the information in the Consent Solicitation under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers." These benefits, which should be viewed as alternatives to continuing the business and operations of Atlanta Marquis, are expected to include:

  . Exchange Value of Atlanta Marquis. Atlanta Marquis Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will receive OP Units or Common Shares with an estimated Exchange Value equal to $45,425 per Partnership Unit.

  . Liquidity. The REIT Conversion will offer Atlanta Marquis Limited
    Partners liquidity with respect to their investments in Atlanta Marquis because Atlanta Marquis Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Merger or, for Atlanta Marquis Limited Partners who retain OP Units, at any time commencing one year following the Effective Date, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host REIT Common Share). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

  . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. The General Partner expects that these distributions will be higher than the estimated cash distributions from operations during 1998 of Atlanta Marquis, and in any event, the ability to receive distributions quarterly and in regular amounts would be enhanced. For additional information regarding historical and estimated future distributions for Atlanta Marquis and the other Partnerships, see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers."

  . Substantial Tax Deferral for Atlanta Marquis Limited Partners Not
    Electing to Exchange OP Units for Common Shares or Notes. The General Partner expects that Atlanta Marquis Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of Atlanta Marquis or a sale or other disposition of its assets in a taxable transaction (although Atlanta Marquis Limited Partners may recognize a relatively modest amount of ordinary income as the result of required sales of personal

                            Atlanta Marquis Supp-10
    property to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualification as a REIT). Thereafter, such Atlanta Marquis Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right or the Hotel currently owned indirectly by Atlanta Marquis is sold or otherwise disposed of in a taxable transaction by the Operating Partnership or the debt now secured by the Hotel is repaid, prepaid or substantially reduced. If Atlanta Marquis participates in the Merger, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the hotel owned indirectly by Atlanta Marquis or to refinance the debt secured by such hotel without compensating certain outside partners for the resulting adverse tax consequences. The federal income tax consequences of the Merger are highly complex and, with respect to each Atlanta Marquis Limited Partner, are dependent upon many variables, including the particular circumstances of such Atlanta Marquis Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Merger." Each Atlanta Marquis Limited Partner is urged to consult with his own tax advisors as to the consequences of the Merger in light of his particular circumstances.

  . Risk Diversification. Participation in the Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence of Atlanta Marquis Limited Partners upon the performance of, and the exposure to the risks associated with, Atlanta Marquis' Hotel and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands. See "Business and Properties--Business Objectives."

  . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership will generally have a lower leverage to value ratio (approximately 62%), than Atlanta Marquis currently, which has a leverage ratio of 71% (calculated as a percentage of Exchange Value), resulting in significant interest and debt service savings and greater financial stability.

  . Growth Potential. The General Partner believes that the Atlanta Marquis
    Limited Partners, by directly or indirectly owning interests in a publicly traded real estate company focused primarily on a more diverse and growing upscale and luxury full-service hotel portfolio, will be able to participate in growth opportunities that would not otherwise be available to them.

  . Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a substantially greater equity value than Atlanta Marquis individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to Atlanta Marquis individually. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity, as compared to Atlanta Marquis individually.

  . Public Market Valuation of Assets. The Partnership Units of Atlanta
    Marquis currently trade at a discount to the net asset value of Atlanta Marquis' assets. The General Partner believes that by exchanging interests in Atlanta Marquis, which is a non-traded, finite-life limited partnership with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the Atlanta Marquis Limited Partners will have the opportunity to participate in the recent trend toward ownership of real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the Atlanta Marquis Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.

  If Atlanta Marquis does not participate in the Merger, its business will continue in its current manner; however, the Operating Partnership may elect to contribute some or all of its interest in Atlanta Marquis to a Non-Controlled Subsidiary.

                            Atlanta Marquis Supp-11

DETERMINATION OF EXCHANGE VALUE OF ATLANTA MARQUIS AND ALLOCATION OF OP UNITS

  GENERAL. The Exchange Value of Atlanta Marquis will be equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partner has retained AAA to determine the market value of the Hotel as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of Atlanta Marquis equals the Appraised Value of its Hotel, adjusted as of the Final Valuation Date for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The "Continuation Value" of Atlanta Marquis represents AAA's estimate, as adopted by the General Partner, of the discounted present value, as of January 1, 1998, of the Atlanta Marquis limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that Atlanta Marquis continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

  . Liquidation Value. The "Liquidation Value" of Atlanta Marquis represents the General Partner's estimate of the net proceeds to Atlanta Marquis limited partners resulting from the assumed sale as of December 31, 1998 of the Hotel of Atlanta Marquis, at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value), less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

  Final determination of the Exchange Value of Atlanta Marquis will be made as of the end of the four week accounting period ending at least 20 days prior to the Effective Date (the "Final Valuation Date") and will be equal to the greatest of Adjusted Appraised Value, Continuation Value and Liquidation Value as of such date. Adjusted Appraised Value, Continuation Value and Liquidation Value will be adjusted as of the Final Valuation Date (i) to reflect the amount of lender and capital expenditure reserves and the amount of deferred management fees as of such date, (ii) to increase the Adjusted Appraised Value by any amounts actually expended by Atlanta Marquis after the Initial Valuation Date to perform deferred maintenance that were previously subtracted in determining the estimated Adjusted Appraised Value of Atlanta Marquis and
(iii) to reflect any changes in Atlanta Marquis' other reserves, such as for litigation expenses and indemnification costs and any revised estimates of transfer and recordation taxes and fees. The General Partner does not believe that any adjustments to the Exchange Value will be material; however, if any such changes are deemed to be material, the General Partner will provide the Atlanta Marquis Limited Partners an opportunity to change their vote on the Merger.

  APPRAISED VALUE. Atlanta Marquis' Hotel was appraised as of March 1, 1998 by AAA, an independent, nationally recognized hotel valuation and financial advisory firm experienced in the appraisals of lodging properties such as Atlanta Marquis' Hotel. The appraisal (the "Appraisal") was reviewed by a Member Appraisal Institute ("MAI") appraiser and certified by such MAI appraiser as having been prepared in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

  The purpose of the Appraisal is to provide an estimate of the "Market Value" of the Hotel. "Market Value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are equally motivated; (ii) both parties are well informed or well advised, and each is acting in what he considers his own best interest; (iii) a reasonable time frame is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales

                            Atlanta Marquis Supp-12
concessions granted by anyone associated with the sale. AAA made a site visit at Atlanta Marquis' Hotel for purposes of the Appraisal.

  In preparing the Appraisal, AAA relied primarily on the income capitalization method of valuation, and then compared the value estimated by this method with recent sales of comparable properties, as a check on the reasonableness of the value determined through the income capitalization method. AAA employed the following procedures for determining the Appraised Value of Atlanta Marquis' Hotel:

  . Historical 1997 and Projected Year's Earnings. AAA reviewed the historical 1997 net operating income (i.e., income before interest, taxes, depreciation and amortization) ("NOI") prior to incentive management fees and certain capital expenditures for the Hotel. AAA also prepared a projection of the net operating income prior to incentive management fees and certain capital expenditures for the Hotel for the twelve month period ending February 28, 1999 (the "Projected Year"), using historical financial information for the Hotel, budget information, a survey with the manager of the Hotel addressing the physical condition of the Hotel, local market conditions (including business mix, demand generators, future trends and predictability of business), changes in the competitive environment, comparison with direct competitors of the Hotel and risk factors relating to the Hotel. The resulting gross margin (ratio of total revenues to NOI prior to incentive management fees) was checked against AAA's database of the gross margins for similar hotels for reasonableness.

  . Impact of Incentive Management Fees. AAA estimated a normalized annual amount of incentive management fees payable under the applicable management agreement and subtracted this amount from the net operating income prior to incentive management fees and certain capital expenditures for 1997 and the Projected Year.

  . Impact of Owner Funded Capital Expenditures. AAA estimated normalized annual amounts of owner funded capital expenditures (over and above the FF&E reserve) based in part on projected owner funded capital expenditures estimated in the Engineering Study, including, in the case of Atlanta Marquis, certain identified 1998 capital expenditures for which reserves have been set aside. The normalized amounts were then subtracted from the NOI prior to owner funded capital expenditures for 1997 and the Projected Year.

  . Capitalization of Adjusted NOI. AAA then capitalized the amount resulting from the foregoing adjustments ("Adjusted NOI") for 1997 and the Projected Year by dividing such amounts by capitalization rates that AAA determined to be appropriate. A capitalization rate represents the relationship between net operating income and sales prices of income producing property. AAA selected the capitalization rates based upon its review of current published surveys reflecting the opinions of investors and participants such as REITs, hotel acquisition/management companies and pension funds, lenders, brokers and consultants as to current capitalization rates, and its own database of capitalization rates reflected in recent transactions, adjusted for factors specific to the Hotel, such as location, physical condition, reserve policies, local market volatility and competition, guest mix, renovation influences and other income characteristics. AAA used separate capitalization rates that it deemed appropriate to capitalize 1997 historical Adjusted NOI and estimated Projected Year's Adjusted NOI. AAA then estimated the value of the Hotel based upon each of the values estimated by capitalizing 1997 and Projected Year's Adjusted NOI and its professional judgment. The following table sets forth the effective capitalization rates for 1997 and Projected Year's Adjusted NOI resulting from AAA's estimated Appraised Value of Atlanta Marquis' Hotel.

  RESULTING EFFECTIVE CAPITALIZATION RATES FOR APPRAISALS OF ATLANTA MARQUIS'
                                     HOTEL

                                                          PROJECTED YEAR
            1997                                    (ENDING FEBRUARY 28, 1999)
            ----                                    --------------------------
            9.3%                                               9.4%

  The resulting Appraised Value of Atlanta Marquis' Hotel, as estimated by AAA, is $ 255,000,000.


                            Atlanta Marquis Supp-13

  . Comparison with Comparable Sales. AAA checked the Appraised Value of the
    Hotel derived by the foregoing procedures against its database of comparable sale transactions for reasonableness.

  The Appraised Value assumes all contractual provisions for FF&E reserves are adequate and have not been reduced to reflect deferred maintenance or environmental remediation costs with respect to Atlanta Marquis' Hotel (but estimated deferred maintenance costs have been deducted in estimating the Adjusted Appraised Value of the Atlanta Marquis' Hotel). The Appraised Value did not take into account the costs that might be incurred in selling the Hotel (but estimated costs for transfer and recordation taxes and fees have been deducted in estimating the Adjusted Appraised Value of the Hotel).

  The Appraisal is not a guarantee of present or future values and no assurance can be given as to the actual value of Atlanta Marquis' Hotel. The Appraisal should be read in conjunction with other information, such as, but not limited to, the audited financial statements of Atlanta Marquis.

  The Appraised Value, and the assumptions underlying the projections on which the Appraised Value is based, are contingent upon a series of future events, the outcomes of which are not necessarily within the Operating Partnership's control and cannot be determined at this time. There can be no assurance that another appraiser would not have arrived at a different result. Some of the assumptions inevitably will not materialize and unanticipated events and circumstances will occur subsequent to the date of the Appraisal. Furthermore, the actual results achieved from Atlanta Marquis' Hotel will vary from the results projected in the Appraisal and the variations may be material.

  ADJUSTED APPRAISED VALUE. The Adjusted Appraised Value of Atlanta Marquis was determined by making various adjustments to the Appraised Value of Atlanta Marquis' Hotel, as described below.

  . Lender Reserves. Atlanta Marquis' debt service reserves are required to be held by third-party lenders. The amount of these lender reserves as of the Initial Valuation Date was added to the Appraised Value of the Hotel. A final determination of the lender reserves of Atlanta Marquis will be made on the Final Valuation Date and any changes in such reserves will be reflected in the Adjusted Appraised Value.

  . 1998 Capital Expenditure Reserve. For Atlanta Marquis, an amount equal to the capital expenditure reserve which was set aside as of March 1, 1998 for various identified capital improvements in 1998 (which amounts resulted in reductions in the Appraised Value as described above) was added back to the Appraised Value.

  . Mortgage and Other Debt. The estimated principal balance and accrued interest (including any participating interest that would accrue as a result of the Mergers) as of the Effective Date (assumed to be December 31, 1998) of all mortgage and other debt of Atlanta Marquis has been subtracted from the Appraised Value.

  . Mark to Market Adjustment. The third-party loans of the Partnerships have various interest rates and terms to maturity. In order to reflect the market value of the third-party loans of Atlanta Marquis, the estimated Adjusted Appraised Value for Atlanta Marquis has been increased to "mark to market" the interest rate for such loans. This adjustment has been estimated by comparing the interest cost using the applicable interest rates on existing third-party loans over their remaining term to the interest cost using the interest rate that the Operating Partnership believes it would be able to obtain for unsecured debt in the market as of the Final Valuation Date (which would have been 8.0% per annum based on a 350 basis point (3.50%) spread over the yield on seven-year U.S. Treasury securities as of September 29, 1998). The mark to market adjustment for the loan was calculated by determining the difference between the present values, as of December 31, 1998, of the interest payments over the remaining term of the loan from January 1, 1999 to maturity using the actual interest rate as the discount rate as compared to using the assumed market rate as the discount rate.

  . Deferred Maintenance Costs. The estimated cost to complete any deferred maintenance items identified in the Engineering Study relating to the Atlanta Marquis' Hotel have been subtracted from the Appraised Value. The adjustments for this item will be reduced at the Final Valuation Date to reflect amounts

                            Atlanta Marquis Supp-14
   expended after the Initial Valuation Date to perform such deferred maintenance. No adjustments have been made for previously budgeted capital expenditures or deferred maintenance costs estimated in the Engineering Study that are reflected in the cash flow projections used for purposes of estimating the Appraised Value.

  The following table sets forth the adjustments to the Appraised Value of Atlanta Marquis' Hotel made to derive the estimated Adjusted Appraised Value for Atlanta Marquis as of the Initial Valuation Date.

     CALCULATION OF ESTIMATED ADJUSTED APPRAISED VALUE FOR ATLANTA MARQUIS
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

      Appraised Value................................................ $ 255,000
      Lender reserves................................................     3,600
      Capital expenditure reserve....................................    16,750
      Mortgage debt..................................................  (162,047)
      Other debt.....................................................   (20,134)
      Mark to market adjustment......................................     4,693
      Deferred maintenance costs.....................................      (607)
                                                                      ---------
      Estimated Adjusted Appraised Value............................. $  97,255
                                                                      =========
      Estimated General Partner's share(1)........................... $  75,223
      Estimated limited partner share of the General Partner(2)...... $      62
      Estimated total limited partners' share(3)..................... $  22,032
      Per Partnership Unit........................................... $  41,570

--------
(1) Includes the Class B limited partner interests held by the General
    Partner.
(2) Includes the Class A limited partner interests held by the General
    Partner.
(3) Includes estimated Class A limited partner share of the General Partner.

  CONTINUATION VALUE. AAA estimated the Continuation Value of Atlanta Marquis using the following methodology:

  . Estimated Future Cash Distributions. AAA prepared estimates of future partnership cash flow for Atlanta Marquis for the 12-year period from January 1, 1998 through December 31, 2009 based upon the estimated 1998 NOI before incentive management fees used in the Appraisals and for each subsequent year applying an assumed annual stabilized growth rate (as shown in the table below) developed by AAA for this analysis. For each year in the projection period, AAA estimated the amount of cash available for distribution to Atlanta Marquis' limited partners after payment of all management fees, debt service, owner funded capital expenditures based on the Engineering Study and other partnership expenses and after application of the applicable partnership agreement provisions. AAA assumed that Atlanta Marquis' FF&E reserve was adequate and understood that Host determined that there were no reserve shortfalls or surpluses.

  . Determination of Residual Value. To estimate the residual value of the Atlanta Marquis limited partners' interest in Atlanta Marquis at the end of the 12-year period, AAA assumed that the Atlanta Marquis Hotel would be sold as of December 31, 2009 at its then market value. AAA estimated the market value of the Hotel as of such date by applying an exit capitalization rate that it deemed appropriate, using the factors described above in connection with the "--Appraised Value," which is set forth in the table below, to the estimated Adjusted NOI for 2009 (estimated as described above). AAA then subtracted estimated sales costs of 2.0% of the estimated market value, added lender reserves and subtracted the estimated outstanding principal balance of debt as of December 31, 2009 and deferred management fees to arrive at net sales proceeds available for distribution to partners. AAA then

                            Atlanta Marquis Supp-15
    determined what portion of such estimated net sales proceeds would be distributable to Atlanta Marquis' limited partners under the partnership and debt agreements.

  . Discounting Distributions to Present Value. As a final step, AAA discounted the estimated future cash distributions to Atlanta Marquis' limited partners from operations and estimated net sales proceeds to their present value as of January 1, 1998, using a discount rate of 20% per annum. AAA believes that this discount rate reflects the return on investment that investors expect from leveraged investments of this nature.

  While the 12-year period used by AAA is somewhat arbitrary and other firms may have used a different time period, the 12-year period was selected by AAA because it corresponds to the time period used in the Engineering Study to estimate owner funded capital expenditures. AAA and the General Partner believe that such 12-year period is within the accepted range of time periods used in valuations similar to the Continuation Value.

  The growth rate and exit capitalization rate used to determine the estimated Continuation Value for Atlanta Marquis are as set forth below:

                     GROWTH RATE, EXIT CAPITALIZATION RATE
             AND ESTIMATED CONTINUATION VALUE FOR ATLANTA MARQUIS
          (DOLLARS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

                                                             ESTIMATED ESTIMATED
                                                 ESTIMATED    GENERAL   LIMITED        ESTIMATED
                                                CONTINUATION PARTNER'S PARTNERS'   CONTINUATION VALUE
  GROWTH RATE   EXIT CAPITALIZATION RATE (2009)    VALUE     SHARE(1)  SHARE(2)  (PER PARTNERSHIP UNIT)
  -----------   ------------------------------- ------------ --------- --------- ----------------------
     4.40%                   9.80%                $88,662     $64,587   $24,075         $45,425

--------
(1) Includes Class B limited partner interests held by the General Partner.
(2) Includes amounts attributable to limited partner interests of the General Partner.

  LIQUIDATION VALUE. The Liquidation Value of Atlanta Marquis was estimated by the General Partner and represents the estimated value of Atlanta Marquis if all of its assets were sold as of December 31, 1998. Such value was based upon the Adjusted Appraised Value of Atlanta Marquis, with the following adjustments: (i) the "mark to market" adjustment used to estimate the Adjusted Appraised Value was eliminated and instead prepayment or defeasance costs that would be payable under existing debt agreements (regardless of whether the debt in fact can be prepaid on December 31, 1998) were deducted from the Appraised Value; and (ii) the deduction for transfer and recordation taxes and fees used to estimate the Adjusted Appraised Value was eliminated and instead an amount equal to 2.5% of the Appraised Value of Atlanta Marquis' Hotel was subtracted from the Appraised Value for estimated liquidation costs, expenses and contingencies. The General Partner then determined the portion of the estimated Liquidation Value that would be distributable to Atlanta Marquis' limited partners under the terms of the partnership agreement and other contractual arrangements.


                            Atlanta Marquis Supp-16

  The following table sets forth the adjustments made to the Adjusted Appraised Value to estimate the Liquidation Value of Atlanta Marquis as of the Initial Valuation Date:

         CALCULATION OF ESTIMATED LIQUIDATION VALUE OF ATLANTA MARQUIS
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

      Appraised Value................................................ $ 255,000
      Lender reserves................................................     3,600
      Capital expenditure reserve....................................    16,750
      Mortgage debt..................................................  (162,047)
      Other debt.....................................................   (20,134)
      Prepayment/defeasance costs....................................   (10,972)
      Deferred maintenance costs.....................................      (607)
      Sales costs....................................................    (6,375)
                                                                      ---------
      Estimated Liquidation Value.................................... $  75,215
                                                                      =========
      Estimated General Partner's share(1)........................... $  75,002
      Estimated limited partner share of the General Partner(2)...... $       1
      Estimated total limited partners' share(3)..................... $     213
      Per Partnership Unit........................................... $     402

--------
(1)Includes Class B limited partner interests held by the General Partner.
(2)Includes Class A limited partner interests held by the General Partner.
(3)Includes estimated Class A partner share of the General Partner.

  ESTIMATED EXCHANGE VALUE. The following table sets forth the estimated Exchange Value of Atlanta Marquis (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum number of OP Units to be received (based upon a maximum price of $15.50 per OP Unit) and the estimated Note Election Amount for Atlanta Marquis, all on a per Partnership Unit basis as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units will equal the number of OP Units exchanged. The estimated Note Election Amount for Atlanta Marquis (which will be received by Atlanta Marquis Limited Partners electing to receive Notes in exchange for OP Units) is equal to 80% of the Exchange Value for Atlanta Marquis. The estimated values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated as of the Final Valuation Date but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the Atlanta Marquis Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be finally determined until such time.

                           ESTIMATED EXCHANGE VALUE,
              MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNT
                              OF ATLANTA MARQUIS
                            PER PARTNERSHIP UNIT(1)

      ESTIMATED                                       ESTIMATED  ESTIMATED
      ADJUSTED     ESTIMATED    ESTIMATED  ESTIMATED   MINIMUM     NOTE
      APPRAISED   CONTINUATION LIQUIDATION EXCHANGE   NUMBER OF  ELECTION
        VALUE        VALUE        VALUE    VALUE(2)  OP UNITS(3) AMOUNT(4)
      ---------   ------------ ----------- --------- ----------- ---------
       $41,570      $45,425       $402      $45,425     2,931     $36,340

--------
(1) A Partnership Unit in Atlanta Marquis represents an original investment of $100,000.
(2) The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.
(4) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").

                            Atlanta Marquis Supp-17

  Price of OP Units to Pay Exchange Value to Atlanta Marquis Limited
Partners. Each Atlanta Marquis Limited Partner will receive in exchange for his Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of such Atlanta Marquis Limited Partner's Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Mergers (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). Thus, if the 20-day average trading price is less than $9.50, the price per OP Unit in the Merger would be $9.50; and if such average trading price is greater than $15.50, the price per OP Unit in the Merger would be $15.50. The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The OP Units will be issued to the Atlanta Marquis Limited Partners promptly after the twentieth trading day following the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998).

  Atlanta Marquis Limited Partners at the Effective Date of the Merger who retain OP Units will receive cash distributions from Atlanta Marquis for all of 1998 and, if the Merger does not occur in 1998, any portion of 1999 prior to the Merger for which period they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by Atlanta Marquis in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Merger does not occur prior to January 1, 1999, within 90 days after the Effective Date of the Merger in respect of any 1999 operations. Atlanta Marquis Limited Partners at the Effective Date of the Merger who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from Atlanta Marquis as Atlanta Marquis Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Merger and prior to the issuance of Common Shares to those Atlanta Marquis Limited Partners who elect to exchange their OP Units for Common Shares. Atlanta Marquis Limited Partners at the Effective Date of the Merger who receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distributions from Atlanta Marquis as Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  No fractional OP Units will be issued. Fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.

DETERMINATION OF VALUE OF THE GENERAL PARTNER'S INTERESTS IN ATLANTA MARQUIS AND ALLOCATION OF OP UNITS TO THE GENERAL PARTNER

  The value of the General Partner's interest will be determined in the same manner as the Exchange Value of the Atlanta Marquis Limited Partners' Partnership Interests by the same methodologies set forth above and giving effect to the applicable distribution provisions in the Atlanta Marquis partnership agreement. The number of OP Units that will be received by the General Partner will be equal to the value of its interest in Atlanta Marquis divided by the same price per OP Unit used to determine the number of OP Units to be received by Atlanta Marquis Limited Partners.

  The following table sets forth the estimated value of the interest of the General Partner in Atlanta Marquis based upon the estimated aggregate Exchange Value of the Atlanta Marquis Limited Partners' Partnership Interests as of the Initial Valuation Date and the estimated minimum number of OP Units to be received by the General Partner in respect thereof.


                            Atlanta Marquis Supp-18

              ESTIMATED VALUE OF THE GENERAL PARTNER'S INTEREST
                        AND MINIMUM NUMBER OF OP UNITS
                   (IN THOUSANDS, EXCEPT NUMBER OF OP UNITS)

Aggregate Estimated Exchange Value..................................... $88,662
Limited Partners' share of aggregate Estimated Exchange Value..........  24,075
                                                                        -------
Estimated value of the General Partner's interest(1)................... $64,587
Estimated value of limited partner interests of the General Partner....      68
                                                                        -------
Estimated total value of interests of the General Partner.............. $64,655
                                                                        =======
Estimated minimum number of OP Units:(2)...............................   4,171

--------
(1) Includes Class B limited partner interests held by the General Partner.
(2) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.

FAIRNESS ANALYSIS AND OPINION

FAIRNESS ANALYSIS

  The General Partner believes that the Merger provides substantial benefits and is fair to the Limited Partners of Atlanta Marquis and recommends that all Limited Partners of Atlanta Marquis consent to the Merger and the related amendments to the partnership agreement. The General Partner bases this recommendation primarily on (i) its view that the expected benefits of the Merger for the Atlanta Marquis Limited Partners outweigh the risks and potential detriments of the Merger to the Atlanta Marquis Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers" and "Risk Factors"), (ii) its view that the value of the OP Units allocable to the Atlanta Marquis Limited Partners on the basis of the Exchange Value established for Atlanta Marquis represents fair consideration for the Partnership Interests held by the Atlanta Marquis Limited Partners and is fair to the Atlanta Marquis Limited Partners from a financial point of view and (iii) the Appraisal and Fairness Opinion of AAA. See "--Fairness Opinion."

  The Merger is not conditioned upon the consummation of any of the other Mergers. The General Partner has considered this fact in evaluating the fairness of the Merger. The General Partner believes that the fairness of the Merger will not be materially affected by the presence or absence of any other individual Partnership or by any particular combination of other Partnerships and that the Merger will be fair to the Atlanta Marquis Limited Partners, individually and as a whole, if it is consummated with any combination of other Participating Partnerships. The General Partner bases this belief primarily on the fact that the consideration to be paid to the Atlanta Marquis Limited Partners has been established based upon Atlanta Marquis' Exchange Value, without regard to any possible combination of other Partnerships.

  In reaching the conclusions implicit in the above recommendation, the General Partner has taken into account the following considerations, placing the greatest weight on the first two considerations:

  . The General Partner has concluded that the Exchange Value for Atlanta
    Marquis represents fair consideration for the Partnership Interests of the Atlanta Marquis Limited Partners in the Merger in relation to Atlanta Marquis because the Exchange Value is equal to the greatest of the Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which is an acceptable method for determining the fair market value of a Partnership's assets. The General Partner also has concluded that the Exchange Value established for the Atlanta Marquis Limited Partners fairly reflects the value of the assets held by Atlanta Marquis.

  . Atlanta Marquis Limited Partners who retain OP Units will be able to defer recognition of gain until such time as they choose to realize such gain based on their own personal circumstances.


                            Atlanta Marquis Supp-19

  . The General Partner has concluded that the potential benefits of the Merger to the Atlanta Marquis Limited Partners, as described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," outweigh the potential risks and detriments of the Merger for the Atlanta Marquis Limited Partners, as described in "Risk Factors."

  . The General Partner considered the maximum and minimum deemed values of OP Units established for purposes of the Merger. The General Partner noted that the maximum deemed value of the OP Units, which has the effect of establishing a minimum number of OP Units that Atlanta Marquis Limited Partners will receive in the Merger, supports the fairness of the Merger. With regard to the minimum deemed value of the OP Units, which has the effect of establishing a maximum number of OP Units that Atlanta Marquis Limited Partners will receive in the Merger, the General Partner concluded that such a provision is customary when there is a maximum exchange price and that the levels established for the minimum and maximum deemed values of the OP Units represent a reasonable allocation of the risk of fluctuation in the trading price of Host REIT Common Shares immediately following the Merger. The minimum value was set at a level that is less than the recent average trading price of Host common stock (after deducting an amount equal to the estimated per share Initial E&P Distribution to be made in connection with the REIT Conversion) and the maximum is higher than such adjusted trading price. The Merger Agreement limits the value of the distributions that Host and Host REIT can make to their shareholders and to the Blackstone Entities (through the Operating Partnership) prior to consummation of the Merger and provides that, if the Blackstone Acquisition is not consummated and as a result thereof the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share, then the maximum and minimum prices per OP Unit for purposes of the Mergers will be reduced by an amount equal to such excess distribution per share. Based upon these considerations and others, the General Partner concluded that the maximum and minimum deemed values of the OP Units support the fairness of the Merger to the Atlanta Marquis Limited Partners.

  . The General Partner considered the method of allocating the OP Units received by Atlanta Marquis in the Merger between the General Partner and the Atlanta Marquis Limited Partners. Because the OP Units are allocated in accordance with the distribution provisions in the Atlanta Marquis partnership agreement, the General Partner concluded that this method supports the fairness of the Merger to the Atlanta Marquis Limited Partners.

  . The General Partner considered the method of allocating the OP Units to be owned by Host REIT and its subsidiaries (including the General Partner) following the REIT Conversion (without taking into account any OP Units that may be acquired in connection with the Common Share Election). The number of OP Units to be owned by Host REIT and its subsidiaries will be equal to the number of shares of Host common stock outstanding at the time. Because the formation of the Operating Partnership is functionally equivalent to the formation of a wholly owned subsidiary and reflects the one-for-one economic equivalence between shares of Host common stock and OP Units, the General Partner concluded that this method supports the fairness of the Merger to the Atlanta Marquis Limited Partners.

  . The Fairness Opinion, in the view of the General Partner, supports the fairness of the Merger, even though it includes qualifications, limitations and assumptions relating to its scope and other factors that Atlanta Marquis Limited Partners should consider carefully and does not conclude that the Exchange Value is the best price that could be obtained. The availability of the Fairness Opinion is particularly significant in light of the absence of arm's length negotiations in establishing the terms of the Merger.

  . The General Partner believes that the economic terms of the lease of the Atlanta Marquis Hotel are fair and reasonable from the standpoint of the Operating Partnership.

  . Host REIT will benefit from the operations of the Operating Partnership only to the extent of the distributions received based upon its percentage interest in the Operating Partnership to the same extent as the other limited partners. The General Partner believes that this is a factor supporting the fairness of the Merger to the Atlanta Marquis Limited Partners.


                            Atlanta Marquis Supp-20

  . The General Partner also believes that the Merger is fair to Atlanta
    Marquis Class A Limited Partners (when the treatment of the Class B limited partner interests received by the General Partner in connection with the January 1998 refinancing is taken into account). The Class B interests were issued to the General Partner in exchange for a cash investment of $75 million, the proceeds of which were used to facilitate the refinancing of the Atlanta Marquis mortgage debt and provide necessary funds for capital improvements at the Atlanta Marquis Hotel. In the Merger, the value of the Class B interests will be determined using the same methodology as that used to value other limited partner interests. The General Partner will receive OP Units with an estimated value of $64.6 million in respect of its interests in Atlanta Marquis, which is less than the amount invested by the General Partner in January 1998. If the Exchange Value of Atlanta Marquis were based on Adjusted Appraised Value or Liquidation Value instead of Continuation Value, the General Partner would have received OP Units with an aggregate estimated value of $75.2 million or $75.0 million, respectively.

  . The General Partner believes that the value of the consideration to be received by the Atlanta Marquis Limited Partners in the Merger is fair in relation to the value which would be derived by such Limited Partners under any of the alternatives described under "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers," especially since the Exchange Value of Atlanta Marquis is equal to its Continuation Value, which is the greatest of the Adjusted Appraised Value, the Continuation Value and the Liquidation Value and the historic prices paid for Atlanta Marquis Partnership Units. The General Partner does not believe that the sale of Atlanta Marquis' Hotel and liquidation of Atlanta Marquis would obtain for Atlanta Marquis Limited Partners as much value as the value to be received by such Atlanta Marquis Limited Partners following the Merger. In addition, while the Continuation Values of three of the Partnerships, including Atlanta Marquis, are higher than the Adjusted Appraised Values of such Partnerships, the General Partner believes that the Merger provides substantial benefits to the Atlanta Marquis Limited Partners and the other Limited Partners, including those benefits described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," especially with respect to liquidity and regular quarterly cash distributions. The General Partner believes that the following benefits are of the greatest value and importance to the Atlanta Marquis Limited Partners:

    . Liquidity. The Merger and the REIT Conversion will offer Atlanta Marquis Limited Partners liquidity with respect to their investments in the Partnerships because Atlanta Marquis Limited Partners can elect to receive freely tradeable Host REIT Common Shares in connection with the Merger. In addition, Atlanta Marquis Limited Partners who elect to retain OP Units, at any time commencing one year following the Effective Date, will be able to exercise their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price per Host REIT Common Share of $12.50). The election to exchange OP Units for Common Shares in connection with the Merger or for the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

    . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. The General Partner expects that these distributions will be higher than the estimated cash distributions from operations during 1998 of Atlanta Marquis and, in any event, the ability to receive distributions quarterly and in regular amounts would be enhanced. The ability to receive regular quarterly cash distributions on a pro rata basis will benefit the Limited Partners of Atlanta Marquis due to the absence of the General Partner's preferential distribution rights.

    . Risk Diversification. Upon consummation of the REIT Conversion, each Atlanta Marquis Limited Partner's investment will be converted from an investment in Atlanta Marquis, which owns one hotel, into an investment in an enterprise that is expected initially to own or control approximately 125 Hotels and will have a total market capitalization of approximately $3.4 billion, thereby

                            Atlanta Marquis Supp-21
       reducing the dependence upon the performance of, and the exposure to the risks associated with, the Hotel currently owned by Atlanta Marquis and spreading such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

    . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership will generally have a lower leverage to value ratio (approximately 62%), than Atlanta Marquis currently, which has a leverage ratio of 71% (calculated as a percentage of Exchange Value), resulting in significant interest and debt service savings and greater financial stability.

    . Substantial Tax Deferral. The General Partner expects that Atlanta Marquis Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of Atlanta Marquis or a sale or other disposition of its assets in a taxable transaction (although Atlanta Marquis Limited Partners may recognize a relatively modest amount of ordinary income as the result of the required sale of personal property by Atlanta Marquis to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualification as a REIT). The General Partner considered the possibility that the REIT Conversion might not occur in time for Host REIT to elect REIT status effective January 1, 1999, in which event Host REIT's election to be taxed as a REIT could be delayed until January 1, 2000 (and the Blackstone Acquisition might not be consummated). The General Partner believes that the overall benefits of the Merger and the REIT Conversion for the Atlanta Marquis Limited Partners justify proceeding with the Merger as promptly as practicable, even if Host REIT's election to be taxed as a REIT might not be effective until January 1, 2000. The General Partner took into account the complexity of the REIT Conversion, the number of transactions that must occur to complete the REIT Conversion and the benefits to the Atlanta Marquis Limited Partners of positioning Host REIT to qualify as a REIT as soon as practicable. The General Partner also recognized that a delay in the election of REIT status until January 1, 2000 would not reduce the anticipated Operating Partnership cash distributions per OP Unit (but the Host REIT cash distributions per Common Share would be reduced by the amount of corporate income taxes that Host REIT would have to pay for
       1999).

  The General Partner believes that the factors described above, which support the fairness of the Merger to the Atlanta Marquis Limited Partners, when weighed against the factors that may be disadvantageous, taken as a whole, indicate that the Merger is fair to the Atlanta Marquis Limited Partners.

FAIRNESS OPINION

  AAA, an independent financial advisory firm with substantial real estate and partnership transaction experience, was engaged by the General Partner and the other General Partners to perform the Appraisals and to render the Fairness Opinion that (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of Atlanta Marquis and each other Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the Atlanta Marquis Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Atlanta Marquis Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the Atlanta Marquis Limited Partners and the Limited Partners of each other Partnership. The Fairness Opinion is addressed to each Partnership and it may be relied upon by each of the Atlanta Marquis Limited Partners and the Limited Partners of the other Partnerships. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis by AAA, is set forth in Appendix B to the Consent Solicitation and should be read in its entirety. The material assumptions and qualifications to the Fairness Opinion are summarized below, although this summary does not purport to be a complete description of the various inquiries and analyses undertaken by AAA

                            Atlanta Marquis Supp-22
in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. For a more complete description of the assumptions and qualifications that limit the scope of the Fairness Opinion, see "-- Qualifications to Fairness Opinion" and "--Assumptions" below.

  The Fairness Opinion is not limited to any particular combination of Partnerships participating in the Mergers because there is no combination of Partnerships required in order to complete the Mergers. No Merger is conditioned upon the consummation of any other Merger. The Fairness Opinion addresses the fairness of the Exchange Value for each Partnership to the Limited Partners of each Partnership, which Exchange Value has been established for each Partnership without regard to any possible combination of Partnerships. In light of the foregoing, the Fairness Opinion will not be revised to reflect the actual Partnerships which participate in the Mergers.

  Although the General Partner advised AAA that certain assumptions were appropriate in its view, the General Partner imposed no conditions or limitations on the scope of the investigation by AAA or the methods and procedures to be followed by AAA in rendering the Fairness Opinion. The fees and expenses of AAA will be treated as a Merger Expense and will be paid by the Operating Partnership. In addition, the General Partner has agreed to indemnify AAA against certain liabilities. See "--Compensation and Material Relationships."

  Qualifications to Fairness Opinion. In the Fairness Opinion, AAA specifically states that it did not: (i) specifically consider other methodologies for allocation of the OP Units, (ii) address or conclude that other methodologies for allocation of the OP Units to Atlanta Marquis and the other Partnerships might not have been more favorable to the Limited Partners in certain of the Partnerships, (iii) negotiate with the General Partner, the General Partners of other Partnerships or Host, (iv) participate in establishing the terms of the Merger and the other Mergers, (v) provide an opinion as to the terms and conditions of the Merger and the other Mergers other than those explicitly stated in the Fairness Opinion, (vi) make any independent review of the capital expenditure estimates set forth in the Engineering Study or (vii) make any estimates of Atlanta Marquis' and each other Partnership's contingent liabilities.

  In connection with preparing the Fairness Opinion, AAA was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. AAA will not deliver any additional written opinion of the analysis, other than to update the written opinion if requested by the Operating Partnership.

  Experience of AAA. AAA is the world's largest independent valuation consulting firm and is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyout plans, private placements, limited partnerships, estate and corporate matters, other financial advisory matters and other valuation purposes.

  AAA was selected because of its experience in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, including transactions involving hotel partnerships, and the price for its services. The General Partner did not solicit proposals from any other appraisal or investment banking firms for the Appraisals or the Fairness Opinion. Host and its affiliates have previously engaged AAA to provide appraisals and fairness opinions in connection with other transactions.

  Summary of Materials Considered and Investigation Undertaken. As a basis for rendering the Fairness Opinion, AAA has made such reviews, studies and analyses as it deemed necessary and pertinent in order to provide it with a reasonable basis for the Fairness Opinion, including, but not limited to, the following: (i) reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the Form S-4 for the Mergers; (ii) provided the Market Value of each Hotel owned by each Partnership in a separate short form appraisal report and each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; as part of the Appraisals,

                            Atlanta Marquis Supp-23

AAA reviewed historical operating statements, 1998 budget and year-to-date results and other financial information as it deemed necessary as a basis for the Fairness Opinion and the Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel; (iii) reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the Appraised Values in determining such Exchange Values; AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA; (iv) reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the partners of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners; (v) reviewed the General Partners' determination of the Liquidation Value of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA; (vi) provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period; AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the Partnerships' expected operations and results; (vii) reviewed the terms of the ground leases of the Hotels and the partnership agreement of each Partnership; (viii) reviewed audited and unaudited historical income statements, balance sheets and statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT; (ix) reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets; (x) conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities and equity; (xi) reviewed internal Marriott International, Host and Partnership financial analyses and other internally generated data for each Hotel; and (xii) discussed all of the foregoing information, where appropriate, with management of Marriott International, Host and the Partnerships and their respective employees.

  Assumptions. In rendering its opinion, AAA relied, without independent verification, on the accuracy and completeness in all material respects of certain relevant publicly available information and information provided to AAA by Host and the Hotels. AAA assumed that all information furnished by Host, the Hotels and the Partnerships and their representatives, upon which AAA relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view. AAA also noted that the Fairness Opinion was based upon financial, economic, market and other considerations as they existed and could be evaluated as of March 1, 1998. AAA did not conduct any subsequent due diligence or valuation procedures, except that AAA reviewed year-to-date net house-profit results through September 11, 1998 as reflected on Marriott International's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, AAA concluded that nothing came to AAA's attention that would cause it to be unable to render the Fairness Opinion as of such date.

  Conclusions. AAA concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of October 8, 1998, the date of the Fairness Opinion: (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of each of the Hotels) are fair and reasonable, from a financial point of view, to the Atlanta Marquis Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Atlanta Marquis Limited Partners and the Limited Partners of each Partnership are fair and reasonable to the Atlanta Marquis Limited Partners and the Limited Partners of each other Partnership. In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective

                            Atlanta Marquis Supp-24

January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  Summary of Methodology. AAA evaluated each Partnership's Hotel(s) based upon the income capitalization approach and broadly applied the sales comparison approach. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. Since the Hotels are viable, existing, ongoing enterprises with an established market presence, work force and management team, the cost approach was not considered by AAA in the Appraisals. The income capitalization approach estimates a Hotel's capacity to produce income through an analysis of the market, operating expenses and net income. Net income may then be processed into a value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. The sales comparison approach looks at similar properties which have recently sold or are currently offered for sale in the market and are analyzed and compared with the Hotel being valued. For further description of the methodology employed by AAA in the Appraisals, see "Determination of Exchange Values and Allocation of OP Units."

  Compensation and Material Relationships. AAA has been paid a fee of $335,000 for its services as described herein, including the Appraisals and preparing to deliver the Fairness Opinion. In addition, AAA will be reimbursed for all reasonable out-of-pocket expenses, including legal fees, and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee was negotiated between Host, the General Partners and AAA. Payment of the fee to AAA is not dependent upon completion of the Mergers. AAA has been previously engaged by Host and its affiliates to provide appraisals, fairness opinions and solvency opinions in connection with other transactions.

CASH DISTRIBUTIONS

  Historical Cash Distributions Paid by Atlanta Marquis. The following table sets forth the distributions paid to Atlanta Marquis Limited Partners (per Partnership Unit) during the periods indicated. The information below should be read in conjunction with the information in this Supplement under the caption "Selected Financial Data."

             HISTORICAL CASH DISTRIBUTIONS PAID BY ATLANTA MARQUIS
                           (PER PARTNERSHIP UNIT)(1)

                                    FIRST TWO
                                    QUARTERS            FISCAL YEAR
                                    --------- --------------------------------
                                      1998    1997  1996   1995   1994   1993
                                    --------- ---- ------ ------ ------ ------
From net income....................  $5,000   $--  $1,522 $4,386 $3,444 $2,979
Payments due to reallocation of
 losses(2).........................     --     284    --     --     844  1,411
                                     ------   ---- ------ ------ ------ ------
  Total............................  $5,000   $284 $1,522 $4,386 $4,288 $4,390
                                     ======   ==== ====== ====== ====== ======

--------
(1) A Partnership Unit represents a $100,000 original investment in Atlanta Marquis.
(2) Represents amounts paid by the General Partner to the Atlanta Marquis Limited Partners to compensate them for the reallocation of tax losses resulting from the 1990 debt refinancing.

  Compensation and Distributions to the General Partner and Marriott International. Under Atlanta Marquis' partnership agreement, the General Partner does not receive any fees or compensation in connection

                            Atlanta Marquis Supp-25
with managing the affairs of Atlanta Marquis but the General Partner is reimbursed for certain costs and expenses incurred on behalf of Atlanta Marquis. In addition, the General Partner is entitled to distributions related to its interests in Atlanta Marquis.

  Following the REIT Conversion, Host REIT will be entitled to receive cash distributions with respect to the OP Units that it owns and the Operating Partnership will pay (or reimburse Host REIT for) all expenses that Host REIT incurs, including taxes (subject to certain limited exceptions). Marriott International and its affiliates receive management fees and other reimbursements from Atlanta Marquis under the Management Agreement.

  The following table sets forth the compensation, reimbursements and distributions paid by Atlanta Marquis to its General Partner and the payments made to Marriott International and its affiliates for the last three fiscal years and the First Two Quarters 1998 ("Historical") and the reimbursements and distributions that would have been paid by Atlanta Marquis to the General Partner and the payments made to Marriott International and its affiliates for the last three fiscal years and the First Two Quarters 1998 if the REIT Conversion had been in effect, assuming the Full Participation Scenario ("Pro Forma"). The Pro Forma estimates assume a distribution per OP Unit of $0.84 per year during 1997 and the First Two Quarters 1998 (based upon the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) and no distributions during 1996 and 1995 (based on an assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions).

                           HISTORICAL AND PRO FORMA
     COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNER
        AND PAYMENTS MADE TO MARRIOTT INTERNATIONAL AND ITS AFFILIATES
                                (IN THOUSANDS)

                                                                       FISCAL YEAR
                          FIRST TWO QUARTERS  --------------------------------------------------------------
                                 1998                 1997                 1996                 1995
                         -------------------- -------------------- -------------------- --------------------
                         HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA
                         ---------- --------- ---------- --------- ---------- --------- ---------- ---------
Reimbursements(1).......   $  684    $  --      $  196    $  --      $   65    $  --      $   84    $  --
Distributions(2)........      --      1,752        --      3,504         10         0         30         0
Payments to Marriott
International and
Affiliates..............    1,720     1,720      4,530     4,530      5,339     5,339      4,866     4,866
                           ------    ------     ------    ------     ------    ------     ------    ------
  Total.................   $2,404    $3,472     $4,726    $8,034     $5,414    $5,339     $4,980    $4,866
                           ======    ======     ======    ======     ======    ======     ======    ======

--------
(1) All expenses will be paid directly by the Operating Partnership, accordingly, there are no expected reimbursements on a pro forma basis.
(2) The amount of distributions payable to the General Partner on a pro forma basis in 1997 and the First Two Quarters 1998 assumes payment of distributions at a rate of $0.84 per annum per OP Unit (which represents the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) with respect to the estimated minimum number of OP Units that the General Partner will receive with respect to its general and limited partner interests in the Partnership, assuming all Partnerships participate in the Mergers and the maximum price of $15.50 per OP Unit. Such number does not reflect the aggregate number of OP Units Host REIT will receive in connection with the REIT Conversion. The amount of distributions payable to the General Partner on a pro forma basis in 1996 and 1995 are assumed to be zero (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions). The pro forma distributions payable to the General Partner are not necessarily indicative of the amounts that would have been distributed per OP Unit in such periods if the REIT Conversion and the Mergers had been consummated as of the beginning of each period shown.

                            Atlanta Marquis Supp-26

CERTAIN INFORMATION REGARDING THE HOTEL OWNED BY ATLANTA MARQUIS

NAME OF HOTEL                    LOCATION OF HOTEL NUMBER OF ROOMS DATE OPENED
-------------                    ----------------- --------------- -----------
Atlanta Marriott Marquis
 Hotel(1).......................    Atlanta, GA         1,671         1985

--------
(1) Atlanta Marquis has an 80% residual interest of the Atlanta Marriott Marquis Hotel and, for 1998, is expected to receive 100% of the cash flow from the Hotel.

  The table below sets forth certain performance information for Atlanta Marquis' Hotel for the indicated periods.

                                     FIRST TWO
                                     QUARTERS              FISCAL YEAR
                                  -----------------  --------------------------
                                   1998      1997     1997      1996     1995
                                  -------   -------  -------   -------  -------
Average daily rate............... $138.66   $132.56  $127.36   $131.91  $116.02
Occupancy........................    69.1 %    74.5%    69.8 %    68.6%    71.6%
REVPAR........................... $ 95.81   $ 98.76  $ 88.90   $ 90.49  $ 83.07
% REVPAR change..................    (3.0)%     --      (1.7)%     8.9%     --

  The Atlanta Marriott Marquis is a full-service Marriott hotel. It is located on approximately 3.6 acres of land in the heart of downtown Atlanta. The Hotel is in the Peachtree Center area of Atlanta's central business district and occupies most of the block that is bordered by Baker Street to the north, Courtland Street to the east, Harris Street to the south and Peachtree Center Avenue to the west. The Hotel is located within walking distance of Atlanta's convention facilities, as well as restaurants, lounges, a gift shop and several retail shops.

  The Hotel opened on July 1, 1985. The 1,671 room Hotel includes 72 suites and contains over 122,000 square feet of meeting and exhibition space and five restaurants and lounges. Recreational facilities include a complimentary health club, an indoor/outdoor swimming pool, hydro-therapy pool, sundeck, steam room and sauna, a rub-down area and a game room. The Hotel features a spectacular 50-story atrium that soars to an enormous rooftop skylight.

  Capital Improvements. In 1997, the Hotel completed a $7.0 million refurbishment of approximately half its guest rooms which included the replacement of the carpeting, bedspreads, upholstery, drapes and other similar items ("Softgoods") and also the dressers, chairs, beds and other furniture ("Casegoods"). The refurbishment of the remaining 711 rooms and 16 suites began in mid-1998. This portion of the refurbishment will be funded from a reserve which was established by Atlanta Marquis with the lender on the New Maturity Date (as defined). Also in 1997, the facade repair project was started, which entails a repair of the entire facade of the building. The project is expected to cost $7.5 million and will be funded by Atlanta Marquis from a reserve which was also established with the lender on the New Maturity Date. The project is expected to be completed by mid-1999.

  Competition. The primary competition for the Hotel comes from the following four first-class hotels in downtown Atlanta: (i) the 1,278 room Hyatt Regency Atlanta Hotel, (ii) the 1,222 room Atlanta Hilton & Towers Hotel, (iii) the 1,068 room Westin Peachtree Plaza Hotel and (iv) the 747 room Radisson Hotel Atlanta. These four competitors contain an aggregate of approximately 4,315 rooms and approximately 332,000 square feet of meeting space. Hotel management has formed an alliance with the Westin, Hyatt and Hilton (the "Atlanta Alliance"). The Atlanta Alliance is a formal arrangement among the four hotels to present a meeting alternative to customers' groups that are too large for a single hotel but too small for the Georgia World Congress Center, Atlanta's convention center.

  In addition, other hotels in the Atlanta area compete with the Hotel; however, these differ from the Atlanta Marquis Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. As a major convention facility, the Hotel also competes with similar facilities throughout the country.

  No new full-service hotels opened in the Atlanta market in 1997 and none are expected to open in 1998. However, during 1997, 38 new limited service hotels opened thus adding 3,422 new rooms to the market and

                            Atlanta Marquis Supp-27
approximately 13 more properties containing a total of 1,498 rooms are expected to open in 1998 in the Atlanta suburbs. These additions are not expected to have a significant impact on the Hotel's revenues as these hotels target a significantly different market segment. In 1997, the Atlanta properties generally reported decreased results due to higher activity in 1996 related to the Summer Olympics and the impact of additional supply added to the suburban areas. In 1998, construction began on a 320-room Doubletree Guest Suites hotel which is expected to open in mid-1999.

LEGAL PROCEEDINGS

  Texas Multi-Partnership Lawsuit. On March 16, 1998, limited partners in several limited partnerships sponsored by Host, including Atlanta Marquis, filed a lawsuit, Robert M. Haas, Sr. and Irwin Randolph Joint Tenants, et al.
v. Marriott International, Inc., et al., Case No. CI-04092, in the 57th Judicial District Court of Bexar County, Texas, alleging that the defendants conspired to sell hotels to the partnerships for inflated prices and that they charged the partnerships excessive management fees to operate the partnerships' hotels. The plaintiffs further allege that the Defendants committed fraud, breached fiduciary duties and violated the provisions of various contracts. The plaintiffs are seeking unspecified damages. Although the partnerships have not been named as defendants, their partnership agreements include provisions which require the partnerships to indemnify the general partners against losses, expenses and fees. The defendants filed answers and defenses to the petition.

  Atlanta Marquis. Certain limited partners of Atlanta Marriott Marquis Limited Partnership ("AMMLP"), filed a putative class-action lawsuit Hiram and Ruth Sturm v. Marriott Marquis Corporation, et al., Case No. 97-CV-3706, in the U.S. District Court for the Northern District of Georgia, on December 12, 1997, against AMMLP's general partner, its directors and Host, regarding the merger of AMMLP into a new partnership (the "AMMLP Merger") as part of a refinancing of the partnerships' debt. The plaintiffs allege that the defendants misled the limited partners in order to induce them to approve the AMMLP Merger, violated securities regulations and federal roll-up regulations and breached their fiduciary duties to the partners. The plaintiffs sought to enjoin, or in the alternative, rescind, the AMMLP Merger and damages. The partnership agreement includes provisions which require the partnership to indemnify the general partners against losses, expenses and fees. The defendants filed a motion to dismiss.

  Another limited partner of AAMLP sought similar relief and filed a separate lawsuit, styled Poorvu v. Marriott Marquis Corporation, et al., Civil Action No. 16095-NC, on December 19, 1997, in Delaware State Chancery Court. The defendants have filed an answer to the complaint.

AMENDMENTS TO THE ATLANTA MARQUIS PARTNERSHIP AGREEMENT

  In order to consummate the Merger as currently proposed, there are a number of amendments required to be made to Atlanta Marquis' partnership agreement. Atlanta Marquis Limited Partners must vote separately on the Merger and the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon Atlanta Marquis' participation in the Merger. The required amendments generally include: (i) permitting Atlanta Marquis to enter into the Leases with the Lessees; (ii) reducing to one the number of appraisals of the fair market value of Atlanta Marquis' Hotel that Atlanta Marquis must obtain before the General Partner can cause Atlanta Marquis to sell its assets to the General Partner or an affiliate; and (iii) other amendments required to allow the transactions constituting the Merger or otherwise necessary or desirable to consummate the Merger or the REIT Conversion. The form of amendment to the Atlanta Marquis partnership agreement is attached as an exhibit to the Registration Statement of which this Supplement is a part.

VOTING PROCEDURES

  ATLANTA MARQUIS LIMITED PARTNERS ARE BEING ASKED TO VOTE SEPARATELY ON THE MERGER AND THE PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT, BUT ATLANTA MARQUIS WILL NOT PARTICIPATE IN THE MERGER UNLESS

                            Atlanta Marquis Supp-28

BOTH PROPOSALS ARE APPROVED. The consent of Atlanta Marquis Limited Partners holding a majority of the outstanding Class A limited partner interests is required for participation in the Merger and to approve the related amendments to the partnership agreement. The General Partner holds 0.28% of the outstanding Class A limited partner interests. The General Partner also owns a Class B limited partner interest representing a 58.35% limited partner interest in the Partnership. The General Partner intends to vote its Class A limited partner interests FOR the Merger and FOR the amendments to the partnership agreement.

  An Atlanta Marquis Limited Partner may mark the Consent Form to vote "FOR," "AGAINST" or "ABSTAIN" with respect to participation in the Merger by Atlanta Marquis and "FOR," "AGAINST" or "ABSTAIN" with respect to the amendments to the partnership agreement. THE FAILURE OF AN ATLANTA MARQUIS LIMITED PARTNER TO VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS IF SUCH ATLANTA MARQUIS LIMITED PARTNER HAD VOTED HIS PARTNERSHIP INTERESTS "AGAINST" THE MERGER AND "AGAINST" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. The voting procedures applicable to Atlanta Marquis Limited Partners are set forth in the Consent Solicitation under the heading "Voting Procedures--Required Limited Partner Vote and Other Conditions."

  The Solicitation Period will commence on the date the Consent Solicitation and the other Solicitation Materials are first distributed to the Limited Partners and will continue until the later of (i) December 12, 1998 or (ii) such later date as the General Partner and the Operating Partnership may elect, in their discretion. Any Consent Form RECEIVED by the Tabulation Agent (in original or by facsimile) prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective, provided that such Consent Form has been properly signed. FOR ATLANTA MARQUIS, A CONSENT FORM THAT IS PROPERLY SIGNED BUT NOT MARKED WILL BE VOTED "FOR" THE MERGER AND "FOR" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. An Atlanta Marquis Limited Partner who has submitted a Consent Form may withdraw or revoke the Consent Form at any time prior to the expiration of the Solicitation Period.

  As of June 19, 1998, no person owned of record, or to the Partnership's knowledge owns beneficially, more than 5% of the total number of Atlanta Marquis Partnership Units.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of OP Units in the Merger, each Atlanta Marquis Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Atlanta Marquis Limited Partner in connection with the Merger. If such certification or withholding certificate is not provided, the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Atlanta Marquis Limited Partner in connection with the Merger, including both the value of the OP Units received and such Atlanta Marquis Limited Partner's share of the liabilities of Atlanta Marquis. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

OP UNIT EXCHANGE ELECTION PROCEDURES

 Description of the Common Share Election

  Atlanta Marquis Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time during the period beginning on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (expected to be January 22, 1999 if the Effective Date of the Merger is December 30, 1998) (the "Election Period") (which election may be revoked, and if revoked, made again, at any time prior to the end of the Election Period). At

                            Atlanta Marquis Supp-29
their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if an Atlanta Marquis Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. An Atlanta Marquis Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Atlanta Marquis Limited Partner who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to Host REIT for an equal number of Common Shares. The Common Shares will be issued to the Atlanta Marquis Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock--Common Shares."

 Description of the Note Election

  Atlanta Marquis Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). Even if an Atlanta Marquis Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. An Atlanta Marquis Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Atlanta Marquis Limited Partner who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to the Operating Partnership for the Note. The Note will be issued to the Atlanta Marquis Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of an Atlanta Marquis Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the currently expected closing of the Merger), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Merger, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of the Hotel formerly owned by Atlanta Marquis and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

 Election Procedures

  Atlanta Marquis Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. An Atlanta Marquis Limited Partner must make such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), unless extended. An Atlanta Marquis Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election. The OP Unit Exchange Election Form must be submitted so that it is received by Atlanta Marquis (c/o the Operating Partnership) at any time prior to the end of the Election Period. This election can be revoked, or an alternative election can be made, by submitting to Atlanta Marquis, in writing, such revocation or alternative election so that it is received by Atlanta Marquis at any time prior to the end of the Election Period.

                            Atlanta Marquis Supp-30

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of Common Shares or a Note in exchange for OP Units if an Atlanta Marquis Limited Partner exercises the Common Share Election or the Note Election, each Atlanta Marquis Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to Host REIT and the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Atlanta Marquis Limited Partner in connection with the Common Share Election or the Note Election. If such certification or withholding certificate is not provided, Host REIT or the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Atlanta Marquis Limited Partner in connection with the Common Share Election or the Note Election, including both the value of the securities received and such Atlanta Marquis Limited Partner's share of the liabilities of the Operating Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

FEDERAL INCOME TAX CONSEQUENCES

  In addition to the federal income tax consequences discussed in the sections of the Consent Solicitation entitled "Federal Income Tax Consequences" and "Risk Factors--Federal Income Tax Risks," Atlanta Marquis Limited Partners should read carefully the following discussion of federal income tax consequences applicable specifically to the Atlanta Marquis Limited Partners. The information included in this discussion is based upon various factual assumptions and information which are believed by the Operating Partnership and the General Partner to be reliable. However, some of these assumptions inevitably will not materialize, and unanticipated events and circumstances will occur. Therefore, there likely will be differences between the information provided herein, including the numerical data and estimates, and actual results, and the variations may be material and adverse.

 Applicability of Tax Opinions

  Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to Host REIT, Host and the Operating Partnership, has provided to Host REIT and the Operating Partnership an opinion letter (attached as Appendix C to the Consent Solicitation) as to certain federal income tax consequences to the Operating Partnership and the Atlanta Marquis Limited Partners resulting from the Mergers and the REIT Conversion. The opinion letter is based upon certain assumptions and certain representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities and properties) of the Partnerships and Hotels contributed to the Operating Partnership by Host and the Blackstone Entities prior to the Mergers and the REIT Conversion and of Host REIT, the Operating Partnership and the Partnerships following the Mergers and the REIT Conversion. In addition, prior to the Effective Date, Hogan & Hartson expects to provide to Host REIT and the Operating Partnership an opinion letter (substantially in the form of Appendix D to the Consent Solicitation) as to the qualification and taxation of Host REIT as a REIT under the Code beginning with its first full taxable year commencing following the REIT Conversion. The receipt of this opinion letter is a condition to the REIT Conversion and each of the Mergers. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  Each opinion provided by Hogan & Hartson in the opinion letter that is attached as Appendix C to the Consent Solicitation is applicable to the Atlanta Marquis Limited Partners.

  The opinions already rendered by Hogan & Hartson are based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions, and the opinions to be rendered by Hogan & Hartson prior to the Effective Date will be based on the same authorities as of the date such opinions are rendered. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or

                            Atlanta Marquis Supp-31
the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the one exception described below (see--"Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain") and in the Consent Solicitation under "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities," neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Mergers or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion.

 Tax Consequences of the Merger

  Overview. Hogan & Hartson has provided an opinion to the effect that, except for any gain attributable to the sale of personal property by Atlanta Marquis to a Non-Controlled Subsidiary in connection with the REIT Conversion, the Merger will not result in the recognition of taxable gain or loss at the time of the Merger to an Atlanta Marquis Limited Partner (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Merger; (iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of any repayment of the Ivy Street Mortgage Debt) in connection with the Merger or the REIT Conversion in excess of his aggregate adjusted basis in his Atlanta Marquis Partnership Units at the time of the Merger; (iv) who is not required to recognize gain by reason of the exercise by another Atlanta Marquis Limited Partner of his right to make the Common Share Election or the Note Election (which, in counsel's opinion, described below, should not be the result of such election); and (v) who does not have his "at risk" amount fall below zero as a result of the Merger or the REIT Conversion. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  With respect to the foregoing exceptions to nonrecognition treatment, the Operating Partnership and the General Partner believe as follows: (i) an Atlanta Marquis Limited Partner who acquired his Atlanta Marquis Partnership Units in the original offering of such Partnership Units and who has held such Partnership Units at all times since would not be considered to receive, as a result of the Merger, a distribution (or a deemed cash distribution resulting from relief from liabilities) that exceeds his aggregate adjusted basis in his Atlanta Marquis Partnership Units at the time of the Merger, and would not have his "at risk" amount fall below zero as a result of the Merger (in this regard, the Operating Partnership has no plan to prepay or repay the Ivy Street Mortgage Debt in connection with the REIT Conversion), and (ii) a portion of the personal property associated with the Atlanta Marquis Hotel will need to be sold to a Non-Controlled Subsidiary in connection with the REIT Conversion, which may result in the recognition of a relatively modest amount of income by the Atlanta Marquis Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Overview" in the Consent Solicitation and "Tax Allocations upon the Sale of Certain Personal Property Associated with the Atlanta Marquis Hotel" below.

  With respect to the effects of an Atlanta Marquis Limited Partner's election to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger, Hogan & Hartson is of the opinion that it is more likely than not that an Atlanta Marquis Limited Partner who does not make the Common Share Election or the Note Election in connection with the Merger will not be required to recognize gain by reason of another Atlanta Marquis Limited Partner's exercise of either of such rights. With respect to the exercise of a Unit Redemption Right, Hogan & Hartson is of the opinion that it is more likely than not that an Atlanta Marquis Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Merger but less than two years after such date will not cause the Merger itself to be a taxable transaction for the Atlanta Marquis Limited Partner (or the other Atlanta Marquis Limited Partners). See "Federal Income Tax

                            Atlanta Marquis Supp-32

Consequences--Summary of Tax Opinions" in the Consent Solicitation. Opinions of counsel, however, do not bind the IRS or the courts, and no assurances can be provided that such opinions will not be challenged by the IRS or will be sustained by a court if so challenged.

  The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, Atlanta Marquis Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections).

  Deemed Cash Distribution and Resulting Taxable Gain. With respect to his Atlanta Marquis Partnership Units, an Atlanta Marquis Limited Partner will receive no actual cash distribution in connection with the Merger but would be deemed to receive a cash distribution in connection with the Merger to the extent that his share of Operating Partnership liabilities immediately after the Merger and the REIT Conversion is less than his share of Atlanta Marquis liabilities immediately prior to the Merger. For example, any repayment of the Ivy Street Mortgage Debt or debt encumbering other Hotels may result in a deemed cash distribution to the Atlanta Marquis Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. Even though the Ivy Street Mortgage Debt and the debt encumbering other Hotels is not expected to be repaid or refinanced in connection with the Mergers and the REIT Conversion (except as described in the Consent Solicitation), an Atlanta Marquis Limited Partner's share of indebtedness following the Mergers and the REIT Conversion may nonetheless decrease in comparison to the Limited Partner's estimated aggregate share of Atlanta Marquis indebtedness as of December 31, 1998 (calculated based on the assumption that the Mergers did not occur) by reason of the manner in which the debt allocation rules work when multiple assets with different levels of leverage are consolidated into a single partnership.

  An Atlanta Marquis Limited Partner, however, would recognize taxable gain as a result of any deemed cash distribution only to the extent that the deemed cash distribution were to exceed his adjusted tax basis in his Atlanta Marquis Partnership Units immediately prior to the Merger. As noted above, the Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that an Atlanta Marquis Limited Partner who acquired his Atlanta Marquis Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since the offering will have an adjusted tax basis in excess of the deemed cash distribution that might occur in connection with the Merger and the REIT Conversion. Therefore, such an Atlanta Marquis Limited Partner should not recognize gain due to such deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The adjusted tax basis of an Atlanta Marquis Limited Partner who did not acquire his Atlanta Marquis Partnership Units in the original offering of such Partnership Units or who has not held his Atlanta Marquis Partnership Units at all times since such offering could vary materially from that of an Atlanta Marquis Limited Partner who did so. If an Atlanta Marquis Limited Partner has an adjusted tax basis in his Atlanta Marquis Partnership Units (per Atlanta Marquis Partnership Unit) that is substantially less than the adjusted tax basis of an Atlanta Marquis Limited Partner who acquired his Atlanta Marquis Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since, he could recognize gain due to any deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The Operating Partnership has no current plan or intention to cause the prepayment of the Ivy Street Mortgage Debt or, except as described in the Consent Solicitation, any of the nonrecourse liabilities encumbering the Hotels owned by the other Partnerships (other than with the proceeds of indebtedness that would be

                            Atlanta Marquis Supp-33
considered nonrecourse liabilities allocable to the Hotel being refinanced). The Operating Partnership, however, will have to repay mortgage indebtedness securing the Hotels owned by the Partnerships at the time such indebtedness matures. There can be no assurance that at such time the Operating Partnership will be able to secure nonrecourse mortgage indebtedness secured only by those Hotels in an amount sufficient to avoid a deemed cash distribution to the former Limited Partners in those Partnerships, including Atlanta Marquis. Moreover, the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. In view of these considerations and the potential adverse consequences to Limited Partners in certain Partnerships, including the Atlanta Marquis Limited Partners, the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT
(i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752, (ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels (including the Ivy Street Mortgage Debt), would be considered to be "secured" by those Hotels for purposes of allocating the liabilities for tax basis purposes (and thus would be allocable, at least in substantial part, to the former Limited Partners in the Partnership owning those Hotels, including the Atlanta Marquis Limited Partners), and (iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code Section 465. The IRS has recently issued a ruling to that effect to another taxpayer, and has indicated to the Operating Partnership's representatives that it is favorably inclined to issue that ruling to the Operating Partnership.

  Each Atlanta Marquis Limited Partner will gradually begin to recognize income over the term of his ownership of OP Units (beginning, perhaps, in his first year of ownership of OP Units) attributable to deemed cash distributions resulting from the relief from liabilities, as the aggregate principal amount of nonrecourse indebtedness encumbering (or deemed to encumber) the Atlanta Marquis Hotel amortizes in accordance with its terms. The Operating Partnership will make regular quarterly cash distributions to the Atlanta Marquis Limited Partners that may or may not be sufficient to allow the Atlanta Marquis Limited Partners to pay the federal and state income tax owed on the income allocated to such Limited Partners by reason of the amortization of the debt secured by the Atlanta Marquis Hotel.

  Section 465(e) Recapture. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Section 465(e) Recapture," the "at risk" rules of Section 465 of the Code generally apply to limit the use of partnership losses by a partner. Under Section 465(e) of the Code, a partner may be required to include in gross income, or "recapture," losses previously allowed to such partner with respect to his investment in a partnership if the amount for which the partner is "at risk" in relation to his investment in the partnership is less than zero at the close of the taxable year.

  It is possible that the consummation of the Mergers and the REIT Conversion or the repayment of certain "qualified nonrecourse financing" of the Operating Partnership, the Hotel Partnerships or the Hotels contributed to the Operating Partnership by the Blackstone Entities at the time of or following the Merger and the REIT Conversion could, singularly or in combination, cause an Atlanta Marquis Limited Partner's amount at risk in relation to his investment in Atlanta Marquis (and, after the Mergers, in the Operating Partnership) to be reduced below zero, resulting in an income inclusion to the Limited Partner under Section 465(e) of the Code. Currently, a sufficient portion of the current debt of Atlanta Marquis constitutes "qualified nonrecourse financing" so that the Atlanta Marquis Limited Partners have positive at risk amounts. The Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that an Atlanta Marquis Limited Partner who acquired his Atlanta Marquis Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since will have a positive at risk amount immediately following the Merger and the REIT Conversion.

  It is possible, however, that a former Atlanta Marquis Limited Partner's at risk amount could decline in the future, either because of the allocation of losses from the Operating Partnership to that former Atlanta Marquis Limited Partner or because of cash distributions by the Operating Partnership to that former Atlanta Marquis

                            Atlanta Marquis Supp-34

Limited Partner in excess of the taxable income allocable to him with respect to his OP Units. Moreover, there can be no assurance that debt incurred by the Operating Partnership in the future to refinance the Ivy Street Mortgage Debt or outstanding mortgage debt of the other Hotel Partnerships or the Hotels contributed by the Blackstone Entities will qualify as "qualified nonrecourse financing." If, however, the Operating Partnership were to obtain the requested ruling from the IRS and were to refinance existing mortgage indebtedness of the Partnerships, including the Ivy Street Mortgage Debt, with the type of indebtedness described in the ruling, such indebtedness should constitute "qualified nonrecourse financing" for purposes of the "at risk" rules.

  Impact of Assumption of Atlanta Marquis Liabilities by the Operating Partnership. As described in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Disguised Sale Regulations," an Atlanta Marquis Limited Partner will recognize gain to the extent he is treated as having sold all or part of his Atlanta Marquis Partnership Interest in a "disguised sale." For purposes of these rules, certain reductions in a partner's share of partnership liabilities are treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that reduction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis in his partnership interest. However, if a transfer of property by a partner to a partnership is not otherwise treated as part of a disguised sale, then any reduction in the partner's share of "qualified liabilities" also will not be treated as part of a disguised sale. A "qualified liability" in connection with a transfer of property to a partnership includes (i) any liability incurred more than two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period; (ii) a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred; (iii) a liability that is traceable under the Treasury Regulations to capital expenditures with respect to the property; and (iv) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business. However, a recourse liability is not a "qualified liability" unless the amount of the liability does not exceed the fair market value of the transferred property (less any other liabilities that are senior in priority and encumber such property or any allocable liabilities described in (iii) or (iv), above) at the time of transfer.

  Hogan & Hartson believes, based on factual representations made by the Operating Partnership and the General Partner relating to the facts and circumstances surrounding each such liability, that all liabilities of Atlanta Marquis (including its share of the Ivy Street Mortgage Debt) fall into one of the four categories of "qualified liabilities" described above and, accordingly, that the mere assumption by the Operating Partnership of the outstanding liabilities of Atlanta Marquis will not give rise to a "disguised sale" by any of the Atlanta Marquis Limited Partners.

 Tax Treatment of Atlanta Marquis Limited Partners Who Hold OP Units Following the Merger

  Initial Basis in Units. In general, an Atlanta Marquis Limited Partner will have an initial tax basis in his OP Units received in the Merger with respect to his Atlanta Marquis Partnership Units equal to the basis in his Atlanta Marquis Partnership Units at the time of the Merger, reduced to reflect any deemed cash distributions resulting from a reduction in his share of Atlanta Marquis liabilities and increased to reflect his share of other liabilities of the Operating Partnership and any gain required to be recognized in connection with the Mergers and the REIT Conversion (including income, if any, attributable to the sale of a portion of the personal property associated with the Atlanta Marquis Hotel, as described below under "--Tax Allocations upon the Sale of Certain Personal Property Associated with the Atlanta Marquis Hotel"). For a discussion of the federal income tax consequences for an Atlanta Marquis Limited Partner from a reduction in basis that may result from the Merger and the REIT Conversion, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Initial Tax Basis of OP Units" in the Consent Solicitation.

                            Atlanta Marquis Supp-35

  Tax Allocations upon a Sale by the Operating Partnership of Atlanta Marquis Hotel. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to as the "Book-Tax Difference"). The Operating Partnership and the General Partner estimate, based upon and subject to the assumptions and other limitations described below, that the Book-Tax Difference for all Atlanta Marquis Limited Partners (but excluding all of Host's interests) with respect to the Atlanta Marquis Hotel will be $107,243,380 upon the consummation of the Merger.

  If the Operating Partnership were to sell the Atlanta Marquis Hotel, the former partners of Atlanta Marquis (including Host REIT with respect to Host's interest in Atlanta Marquis held through Marriott Marquis Corporation) would be specially allocated by the Operating Partnership an aggregate amount of taxable gain equal to the aggregate Book-Tax Difference with respect to the Atlanta Marquis Hotel. The share of such gain allocable to an Atlanta Marquis Limited Partner who acquired his Atlanta Marquis Partnership Units in the original offering of such Partnership Units and held such Partnership Units at all times since would be $202,346 per Atlanta Marquis Partnership Unit. The share of such gain of an Atlanta Marquis Limited Partner who did not acquire his Atlanta Marquis Partnership Units in the original offering of such Partnership Units or who has not held his Atlanta Marquis Partnership Units at all times since such offering could vary materially from this amount. If the Operating Partnership were to sell the Atlanta Marquis Hotel, the remaining Book-Tax Difference at the time the Hotel is sold would be required to be allocated exclusively to the former Atlanta Marquis Limited Partners and the General Partner, even though the proceeds of such sale would be allocated proportionately among all the partners in the Operating Partnership (and would likely be retained by the Operating Partnership, rather than distributed to holders of OP Units and Common Shares of Host REIT). The Atlanta Marquis Limited Partners would not be entitled to any special distributions from the Operating Partnership in connection with such a sale, and thus would not necessarily receive cash distributions from the Operating Partnership sufficient to pay such additional taxes. Although the Partnership Agreement does not impose any restrictions upon the Operating Partnership preventing it from causing the sale of the Atlanta Marquis Hotel at any time following the Merger, the Operating Partnership does not have current plans to pursue a sale of such Hotel. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" in the Consent Solicitation.

  Tax Allocations upon the Sale of Certain Personal Property Associated with the Atlanta Marquis Hotel. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the REIT Conversion--Income Tests Applicable to REITs" and "-- Taxable Income Attributable to Sales of Personal Property in Connection with the REIT Conversion," if the rent attributable to personal property leased in connection with the lease of each Hotel is greater than 15% of the total rent received under the lease of such Hotel, the portion of the rent attributable to the personal property will not constitute qualifying income to Host REIT (the "15% Personal Property Test"). The Operating Partnership and the General Partner have determined that the percentage of rent attributable to the personal property to be leased in connection with the lease of the Atlanta Marquis Hotel would not satisfy the 15% Personal Property Test. The 15% Personal Property Test is a mechanical test that is based not on the relative fair market value of the assets subject to lease, or the relative fair rental value of those assets, but, rather, is based on the average relative adjusted tax bases of the assets subject to the lease. Accordingly, immediately prior to the Merger, the Operating Partnership will require Atlanta Marquis, if it chooses to participate in the Merger, to sell to a Non-Controlled Subsidiary a portion of the personal property associated with the Atlanta Marquis Hotel. This sale, which will be a taxable transaction, may result in the recognition by Atlanta Marquis (and the allocation to the Atlanta Marquis Limited Partners) of a relatively modest amount of taxable gain to the extent of Atlanta Marquis' share of the difference, if any, between the fair market value of the personal property at the time of the sale and the adjusted tax basis of such property at that time. The actual amount of such gain, if any, will be determinable

                            Atlanta Marquis Supp-36
only at the time of the sale and will be affected by the specific personal property selected to be sold and the fair market value and adjusted basis of that personal property. Pursuant to the Atlanta Marquis partnership agreement, any such taxable gain will be characterized as ordinary recapture income and will be allocated by Atlanta Marquis to the former Atlanta Marquis Limited Partners in the same proportions and to the same extent that such Limited Partners were allocated any deductions directly or indirectly giving rise to the treatment of such gain as recapture income prior to the Merger. The Atlanta Marquis Limited Partners would not be entitled to any special distributions from Atlanta Marquis in connection with such a sale of personal property.

  Tax Allocations with Respect to Contributed Hotel Generally. The tax allocations of depreciation to the Atlanta Marquis Limited Partners may change significantly as a result of the Mergers and the REIT Conversion for two reasons. First, as described above, pursuant to Section 704(c) of the Code, the Atlanta Marquis Limited Partners' share of depreciation and deductions attributable to the Atlanta Marquis Hotel will be required to be allocated for federal income tax purposes in a manner such that the Atlanta Marquis Limited Partners are charged with their share of the Book-Tax Difference associated with the Atlanta Marquis Hotel at the time of the consummation of the Merger. Consequently, an Atlanta Marquis Limited Partner will be allocated less depreciation with respect to the Atlanta Marquis Hotel than would be the case if the Mergers had not occurred and the Atlanta Marquis Limited Partner had continued to hold his Atlanta Marquis Partnership Units. (On the other hand, a former Atlanta Marquis Limited Partner will be allocated depreciation with respect to other Hotels acquired by the Operating Partnership in connection with the Mergers and the REIT Conversion, including the Hotels owned by the other Hotel Partnerships and the Hotels being contributed to the Operating Partnership by Host and the Blackstone Entities in connection with the Merger and the REIT Conversion.) Second, the Merger will cause the technical termination under Section 708(b)(1)(B) of the Code of Atlanta Marquis and certain of the other Hotel Partnerships that participate in the Merger.
Section 168(i)(7) of the Code provides, in effect, that when a partnership terminates under Section 708(b)(1)(B) of the Code, the partnership must begin new depreciation periods for its property. As a result, the remaining bases of the real estate components of the Atlanta Marquis Hotel (in which Atlanta Marquis owns an indirect interest through its interest in Ivy Street Hotel Limited Partnership) and the Hotels held by the other Hotel Partnerships that terminate will be depreciated over 39 years, rather than over the remaining current lives of such Hotels (which range from less than one year to 39 years). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Effect of Mergers on Depreciation" in the Consent Solicitation.

  In light of the complexity of the governing rules affecting the calculation and allocation of depreciation with respect to properties contributed to a partnership, particularly when a number of those properties are subject to the separate adjustments required in connection with a technical termination under
Section 708 of the Code, the number of Hotels that the Operating Partnership will be acquiring in connection with the Mergers, the Blackstone Acquisition and the REIT Conversion, and the impact on these calculations of other outside events, including equity offerings by Host or Host REIT and other acquisitions undertaken by Host, Host REIT or the Operating Partnership prior to or in connection with the REIT Conversion, the Operating Partnership and the General Partner believe that it is impossible to predict with any degree of precision the impact that the Mergers and the REIT Conversion will have on the future depreciation (and, consequently, the amount of taxable income) allocable to an Atlanta Marquis Limited Partner.

  Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership. The passive loss limitation rules generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate, which would include the Operating Partnership for Atlanta Marquis Limited Partners) to the extent that such losses are not in excess of the taxpayer's income from passive activities or investments. An Atlanta Marquis Limited Partner would be able to offset losses from other passive activities against income from the Operating Partnership that is considered passive income (but not portfolio income) so long as the Operating Partnership is not treated as a publicly traded partnership. The Operating Partnership and the General Partner believe, however, that there is a substantial risk that the Operating Partnership will be treated as a publicly traded partnership for purposes of the passive loss limitation rules. In this event, any losses or deductions of the Operating Partnership allocable to an Atlanta Marquis Limited Partner after the Merger could

                            Atlanta Marquis Supp-37
not be used to offset passive income from other passive activities. Similarly, losses from other passive activities (including losses attributable to Atlanta Marquis for periods prior to the Merger) could not be applied to offset income of the Operating Partnership allocated to an Atlanta Marquis Limited Partner. An Atlanta Marquis Limited Partner, however, would be able to offset any passive losses from his investment in Atlanta Marquis (or other investments) against any gain recognized by the Atlanta Marquis Limited Partner as a result of the Merger. The Operating Partnership and the General Partner estimate that, as of December 31, 1998, an Atlanta Marquis Limited Partner who purchased his Partnership Units at the time of the original offering, has held those Partnership Units continuously since that time, and whose Partnership Units have been his only investment in a passive activity would have a passive activity loss carryforward of approximately $127,233, on a per Partnership Unit basis.

  State and Local Taxes. Atlanta Marquis Limited Partners holding OP Units will be subject to state and local taxation in a number of jurisdictions in which the Operating Partnership directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. In this regard, immediately following the Mergers and the REIT Conversion, the Operating Partnership expects that it will own properties in 28 states across the United States and the District of Columbia. Currently, Atlanta Marquis owns, indirectly, property in only one state. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--State and Local Taxes" in the Consent Solicitation.

 Assumptions Used in Determining Tax Consequences of the Merger

  In preparing the discussion set forth above, the Operating Partnership and the General Partner made several key assumptions, which are described below. If any such assumption is not accurate with respect to a particular Atlanta Marquis Limited Partner, the tax consequences of the Merger to such Limited Partner could be substantially different from those reflected above. ACCORDINGLY, EACH ATLANTA MARQUIS LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH ATLANTA MARQUIS LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

  First, with respect to an Atlanta Marquis Limited Partner's basis in his Atlanta Marquis Partnership Units prior to the Merger, the Operating Partnership and the General Partner assumed that an Atlanta Marquis Limited Partner acquired his Atlanta Marquis Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since the offering (the "Original Limited Partner's Adjusted Basis"). In general, each Atlanta Marquis Limited Partner had an initial tax basis in his Atlanta Marquis Partnership Units ("Initial Basis") equal to his cash investment in Atlanta Marquis (plus his proportionate share of Atlanta Marquis's nonrecourse liabilities at the time he acquired his Atlanta Marquis Partnership Units). An Atlanta Marquis Limited Partner's Initial Basis generally has been increased by (a) such Limited Partner's share of Atlanta Marquis taxable income and (b) any increases in his share of liabilities of Atlanta Marquis. Generally, such Limited Partner's Initial Basis has been decreased (but not below zero) by (i) his share of Atlanta Marquis cash distributions, (ii) any decreases in his share of liabilities of Atlanta Marquis, (iii) his share of losses of Atlanta Marquis and (iv) his share of nondeductible expenditures of Atlanta Marquis that are not chargeable to capital.

  The General Partner has set forth on Appendix E to the Consent Solicitation for Atlanta Marquis (i) the Original Limited Partner's Adjusted Basis as of December 31, 1997 for each such Atlanta Marquis Limited Partner, and (ii) an estimate of such Atlanta Marquis Limited Partner's Original Limited Partner's Adjusted Basis as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). The Atlanta Marquis General Partner also has set forth on Appendix E to the Consent Solicitation for each Atlanta Marquis Limited Partner whose adjusted basis in his Atlanta Marquis Partnership Interest is the same as the Original Limited Partner's Adjusted Basis (i) the Atlanta Marquis liabilities allocable to such Atlanta Marquis Limited Partner as of December 31, 1997, and (ii) an estimate of the Atlanta Marquis liabilities allocable to such Limited Partner as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation).

                            Atlanta Marquis Supp-38

  The adjusted tax basis of an Atlanta Marquis Limited Partner who did not acquire his Atlanta Marquis Partnership Units in the original offering of such Partnership Units could vary materially from that of an Atlanta Marquis Limited Partner who did so for various reasons. If an Atlanta Marquis Limited Partner has an adjusted tax basis in his Atlanta Marquis Partnership Units that is less than the Original Limited Partner's Adjusted Tax Basis, the Merger might result in the receipt by the Atlanta Marquis Limited Partner of a deemed distribution of cash in excess of his adjusted tax basis in his Atlanta Marquis Partnership Units, which could result in the recognition of income or gain.

  Second, the Operating Partnership and the General Partner assumed that the method expected to be used by the Operating Partnership to allocate liabilities among the partners will be respected for federal income tax purposes. The Operating Partnership will allocate liabilities associated with the Atlanta Marquis Hotel as described in "Federal Income Tax Consequences-- Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. If the method used by the Operating Partnership were not respected for federal income tax purposes and the nonrecourse liabilities actually allocable to an Atlanta Marquis Limited Partner are less than the amount assumed by the Operating Partnership and the General Partner, the Merger might result in the receipt by such Atlanta Marquis Limited Partner of a deemed distribution of cash that is greater than the deemed distribution of cash expected to be received by such Atlanta Marquis Limited Partner as described above in "Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain." For an Atlanta Marquis Limited Partner who did not acquire his Atlanta Marquis Partnership Units in the original offering of such Partnership Units and who has not held such Partnership Units at all times since, this deemed distribution of cash could exceed his adjusted tax basis in his Atlanta Marquis Partnership Units, which could result in the recognition of income or gain.

  Finally, the Operating Partnership and the General Partner assumed that the Merger will be treated for federal income tax purposes as the transfer by the Atlanta Marquis Limited Partners of their interests in the Partnership to the Operating Partnership in exchange for OP Units. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either
(i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units, or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units (and possibly Notes and/or Common Shares) and the subsequent distribution of such OP Units (and possibly Notes and/or Common Shares) to its partners. If the Merger is recharacterized in the manner described in (ii) in the preceding sentence, the tax consequences of the Merger to the Atlanta Marquis Limited Partners likely would be materially affected.

  EACH ATLANTA MARQUIS LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH ATLANTA MARQUIS LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER. THE TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER TO A PARTICULAR ATLANTA MARQUIS LIMITED PARTNER COULD VARY SUBSTANTIALLY FROM THE CONSEQUENCES DESCRIBED ABOVE.

 Tax Treatment of Atlanta Marquis Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election

  An Atlanta Marquis Limited Partner who exercises his right to make the Common Share Election or the Note Election and receives Common Shares or a
Note in connection with the Merger will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur (i) with regard to an Atlanta Marquis Limited Partner who makes the Common Share Election, at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), and (ii) with regard to an Atlanta Marquis Limited Partner who makes the Note Election, on the Effective Date of the Merger (which currently is expected to be December 30, 1998). Generally, the amount realized in

                            Atlanta Marquis Supp-39
connection with such disposition made pursuant to the exercise of the Common Share Election will equal the sum of the fair market value of the Common Shares received (i.e., the Exchange Value, currently estimated as $45,425 per Atlanta Marquis Partnership Unit) plus the portion of Atlanta Marquis' liabilities allocable to the Atlanta Marquis Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $162,595 per Atlanta Marquis Partnership Unit as of December 31,
1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Note Election will equal the sum of the "issue price" of the Notes (i.e., the face amount of the Note, currently estimated as $36,340 per Atlanta Marquis Partnership Unit) plus the portion of Atlanta Marquis liabilities allocable to the Atlanta Marquis Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $162,595 per Atlanta Marquis Partnership Unit as of December 31, 1998). To the extent the applicable amount realized exceeds the Atlanta Marquis Limited Partner's adjusted basis in his Atlanta Marquis Partnership Units, the Atlanta Marquis Limited Partner will recognize gain. The Operating Partnership and the General Partner estimate (assuming the Atlanta Marquis Limited Partner acquired his Atlanta Marquis Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering) that the amount of gain that would be recognized by an Atlanta Marquis Limited Partner who made the Common Share Election would be approximately $199,072 per Atlanta Marquis Partnership Unit and that the amount of gain that would be recognized by an Atlanta Marquis Limited Partner who made the Note Election would be approximately $189,987 per Atlanta Marquis Partnership Unit, as of December 31, 1998. This assumes that an Atlanta Marquis Limited Partner has treated the prior year payment from the General Partner to compensate the Atlanta Marquis Limited Partners for certain tax loss reallocations as an adjustment to the original purchase price of his Partnership Unit(s). These payments totaled $8,624 per Partnership Unit. For a discussion of the federal income tax rates applicable to the net capital gain from the sale of a capital asset, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers-- Disposition of OP Units by Limited Partners" in the Consent Solicitation. In this regard, the General Partner estimates that, as of December 31, 1998, if Atlanta Marquis sold its Hotel in a fully taxable transaction for a net amount, after payment of liabilities, equal to the Exchange Value (with respect to a Limited Partner who makes the Common Share Election) or determined by reference to the Note Election Amount of Atlanta Marquis (with respect to a Limited Partner who makes the Note Election), the "unrecognized
Section 1250 gain" per Atlanta Marquis Partnership Unit would be $137,463 and the gain subject to tax as ordinary income under Code Section 1245 per Atlanta Marquis Partnership Unit would be $4,131. An Atlanta Marquis Limited Partner who makes the Common Share Election or the Note Election would be able to treat any per Partnership Unit passive activity loss carryforwards with respect to the activities of Atlanta Marquis, to the extent the sum of such losses exceeds his passive activity income for 1998, as losses that are not from a passive activity and, therefore, not subject to the passive activity loss limitation rules. For purposes of determining the gain recognized by a Limited Partner as a result of making the Common Share Election or the Note Election, an Original Limited Partner's Adjusted Basis reflects such Limited Partner's share of the syndication costs incurred by his Partnership at formation. An original Atlanta Marquis Limited Partner's share of syndication costs was $11,898 per Atlanta Marquis Partnership Unit.

  The following table shows the estimated amount of long term capital gain,
Section 1245 ordinary income, and "unrecognized Section 1250 gain" that an Atlanta Marquis Limited Partner who exercises either the Common Share Election or the Note Election would recognize, on a per Atlanta Marquis Partnership Unit basis (assuming that the Atlanta Marquis Limited Partner acquired his Atlanta Marquis Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering), the maximum statutory federal income tax rates that would apply to such categories of gain, and the hypothetical tax that would be owed if such income or gain simply were to be multiplied by the maximum statutory federal income tax rates that would apply to such categories of gain. This table does not take into account any state, local or foreign income taxes that would be payable in respect of such gain. In addition, because of the intricacies of the calculation of federal income taxes (including the indirect impact that various items can have on other items in a

                            Atlanta Marquis Supp-40
taxpayer's federal income tax return), the actual additional federal income tax owed by an Atlanta Marquis Limited Partner who recognizes such gain is likely to be either higher or lower (perhaps by a material amount) than the amounts shown on the following table.

                              COMMON SHARE ELECTION              NOTE ELECTION
                          ------------------------------ ------------------------------
                                   MAXIMUM                        MAXIMUM
                                   FEDERAL  HYPOTHETICAL          FEDERAL  HYPOTHETICAL
                                  STATUTORY   FEDERAL            STATUTORY   FEDERAL
                           GAIN     RATE        TAX       GAIN     RATE        TAX
                          ------- --------- ------------ ------- --------- ------------
Long-Term Capital Gain..   57,478   20.0%      11,496     48,393   20.0%       9,679
"Unrecognized Section
 1250 Gain".............  137,463   25.0%      34,366    137,463   25.0%      34,366
Section 1245 Ordinary
 Income.................    4,131   39.6%       1,636      4,131   39.6%       1,636
                          -------              ------    -------              ------
 Total..................  199,072              47,498    189,987              45,681
                          =======              ======    =======              ======

  An Atlanta Marquis Limited Partner who elects to receive Common Shares will not be eligible to defer any gain under the "installment sale" rules, while an Atlanta Marquis Limited Partner who elects to receive a Note will be eligible to defer only a small portion of that gain under those rules. To the extent that the face amount of the Note (and any other installment obligations received by the taxpayer during the year) outstanding at the end of the taxable year in which the Merger occur exceeds $5,000,000, the "installment sale" rules will require that the Atlanta Marquis Limited Partner who defers gain pay to the IRS interest on the resulting tax that has been deferred. The Atlanta Marquis Limited Partner will not be eligible to defer gain recognized upon the receipt of the Note to the extent that his share of Atlanta Marquis liabilities at the time of the Merger exceeds his adjusted tax basis in his Atlanta Marquis Partnership Units immediately prior to the Merger (that is, to the extent that he has a "negative capital account" for tax purposes). In addition, the Atlanta Marquis Limited Partner will not be eligible to defer gain to the extent that such gain would be taxed as ordinary income under Sections 1245 and 1250 of the Code. Lastly, if an Atlanta Marquis Limited Partner disposes of his Note, any gain that had been deferred would be recognized in the year of disposition.

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR ATLANTA MARQUIS LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER, AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT ATLANTA MARQUIS LIMITED PARTNERS CONSIDERING ELECTING TO RECEIVE COMMON SHARES OR NOTES CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH ATLANTA MARQUIS LIMITED PARTNERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

 Tax Consequences if Atlanta Marquis Does Not Participate in the Merger

  If Atlanta Marquis does not participate in the Merger, the Atlanta Marquis Limited Partners would not have any tax consequences resulting from the Merger. The consequences of continued ownership of Atlanta Marquis Partnership Units will be the same as would have resulted if the Merger had not been proposed.

                                   *   *   *

  The above description is not exhaustive of all possible tax considerations associated with the Merger and the REIT Conversion. This summary does not discuss foreign tax considerations, nor does it discuss all of the aspects of federal income taxation or state and local taxation that may be relevant to Atlanta Marquis Limited Partners in light of their particular circumstances. EACH ATLANTA MARQUIS LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH ATLANTA MARQUIS LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

                            Atlanta Marquis Supp-41

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from Atlanta Marriott Marquis Limited Partnership ("AMMLP") financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and the First Two Quarters 1997. The following data should be read in conjunction with AMMLP financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                           FISCAL YEAR
                          --------------------  ---------------------------------------------------------------
                            1998       1997        1997         1996         1995         1994         1993
                          ---------  ---------  -----------  -----------  -----------  -----------  -----------
                              (UNAUDITED)        (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT) (3)
Revenues(1).............  $  41,957  $  43,764  $    85,397  $    88,464  $    81,171  $    77,889  $   75,233
Operating profit........     12,897     12,808       23,933       24,782       21,770       19,071      16,008
Income (loss) before
 extraordinary item(2)..      5,087      2,325         (569)       2,543         (413)      (3,073)     (5,935)
Net income (loss).......      9,261      2,325         (569)       2,543         (413)      (3,073)     (5,935)
Distributions:
 General partner........        --         --           --             8           23           19          16
 Limited partners--Class
  A.....................      2,650        --           --           811        2,324        1,870       1,581
 Limited partners--Class
  B(3)..................        --         --           --           --           --           --          --
                          ---------  ---------  -----------  -----------  -----------  -----------  ----------
 Total..................      2,650        --           --           819        2,347        1,889       1,597
Per Partnership Unit--
 Class A(4)
 Net income (loss)......        --       4,343       (1,062)       4,751         (772)      (5,740)    (11,087)
 Distributions..........      5,000        --           284        1,522        4,386        4,288       4,390
Cash provided by (used
 in) operating
 activities.............     (4,909)    15,068       21,608        9,893       10,062        5,602       4,422
Cash used in investing
 activities.............     (4,764)    (2,310)      (4,403)      (4,483)      (3,740)      (3,099)     (3,002)
Cash provided by (used
 in) financing
 activities.............     (5,638)       --        (1,304)        (819)      (5,847)      (4,589)        518
Increase (decrease) in
 cash and cash
 equivalents............    (15,311)    12,758       15,901        4,591          475       (2,086)      1,938
Ratio of earnings to
 fixed charges
 (unaudited)(5).........      1.64x      1.21x          --         1.10x          --           --          --
Deficiency of earnings
 to fixed charges
 (unaudited)(5).........        --         --           569          --           413        3,073       5,935
Total assets at book
 value..................    209,192    195,701      194,376      181,508      175,963      179,821     186,138
Cash and cash
 equivalents............      6,191     18,359       21,502        5,601        1,010          535       2,621
Total debt(6)...........    183,366    236,638      229,543      235,708      233,877      235,723     235,658
Total liabilities.......    185,689    250,914      246,484      239,047      235,226      236,324     237,679
Partner's capital
 (deficit):
 Limited partners--Class
  A.....................    (60,238)   (54,723)     (57,588)     (57,025)     (58,732)     (55,999)    (51,087)
 Limited partner--Class
  B.....................     84,261        --         6,000          --           --           --          --
 General partner........       (520)      (491)        (520)        (514)        (531)        (504)       (454)
Book Value per
 Partnership Unit (Class
 A) (unaudited)(4)......   (113,657)  (103,251)    (108,657)    (107,594)    (110,815)    (105,658)    (96,391)
Exchange value per
 Partnership Unit
 (unaudited)(4).........     45,425        --           --           --           --           --          --

--------
(1) Revenues represent sales generated by the Partnership's hotel.
(2) During the First Two Quarters 1998, AMMLP recorded an extraordinary gain of $4,174,000 from the forgiveness of deferred incentive management fees and early extinguishment of debt recorded in conjunction with the refinancing of the mortgage debt of AMMLP.
(3) The Class B Limited Partner is Host Marriott Corporation, which does not own Units, but is entitled to a preferred return.
(4) A Partnership Unit represents a $100,000 original investment in Atlanta Marquis.
(5) The ratio of earnings to fixed charges is computed by dividing net income
    (loss) before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges is largely the result of depreciation and amortization of $5,250,000, $6,608,000, $7,464,000 and $7,406,000 as of December 31, 1997, 1995, 1994 and 1993, respectively.
(6) Total debt includes amounts due to Host Marriott under the Term Loan of $20,134,000 as of June 19, 1998 and $30,524,000, $23,634,000 and
    $26,334,000 as of December 31, 1997, 1994 and 1993, respectively, and $20,134,000 as of December 31, 1996 and 1995 under the Original Debt Service, Commitment and Interest Guarantees.

                            Atlanta Marquis Supp-42

THE AMMLP MERGER

  On December 31, 1997 limited partners holding a majority of the limited partner Units in AMMLP consented to the merger of AMMLP with and into Atlanta Marquis. The merger was part of a series of transactions. On December 31, 1997, AMMLP merged with and into Atlanta Marquis pursuant to an agreement and plan of merger (the "AMMLP Merger"). The requisite number of AMMLP limited partners approved the AMMLP Merger in accordance with the applicable provisions of the partnership agreement and the Delaware Revised Uniform Limited Partnership Act.

  In conjunction with the AMMLP Merger and the refinancing of the mortgage debt, the following transactions occurred:

  . AMMLP was merged with and into Atlanta Marquis. With the AMMLP Merger, the separate existence of AMMLP ceased and AMMLP limited partnership units ("Units") were converted on a one-for-one basis into Class A limited partnership new units ("Partnership Units"). AMMLP limited partners who held fractional interests in Units received the same interest in the Partnership Units.

  . On December 31, 1997, the General Partner made an initial capital contribution of $6 million to the Partnership. On January 30, 1998 the General Partner contributed an additional $69 million. In return for such additional capital contributions, the General Partner received a new Class B limited partnership interest in Atlanta Marquis entitling the General Partner to a 13.5% cumulative, compounding annual preferred return and priority return of such capital. The General Partner also surrendered its then existing Class B interest on distributions.

  . Partnership Class A limited partners will receive an annual return of 5% on their initial investment in AMMLP, ratably with a 5% return to the General Partner on its initial investment in AMMLP, after payment of the preferred return on the Class B interest. To the extent unpaid in any year, such return will accumulate and compound and be payable from sale or refinancing proceeds.

  . The General Partner caused the Partnership to contribute the Land to a subsidiary of Ivy Street Hotel Limited Partnership ("Ivy"), in return for a credit to the Partnership's capital account of $26.5 million (represented by a Class C limited partnership interest in Ivy) and a 10% cumulative, compounding annual preferred return and a priority return. The General Partner also caused the Partnership to reinvest the capital contributions received from the General Partner in Ivy (represented by a Class B partnership interest in Ivy) for a 13.5% cumulative, compounding annual preferred return and priority return of such capital.

  . To facilitate the refinancing of Ivy's mortgage debt, the Hotel and the Land were conveyed to a special purpose, bankruptcy remote entity, HMA Realty Limited Partnership ("HMA"). The sole general partner of HMA, with a 1% interest, is HMA-GP, Inc., a wholly-owned subsidiary of Ivy. The sole limited partner, with a 99% interest, is Ivy. Accordingly, the new mortgage debt agreements were entered into by HMA.

  . Host Marriott waived its existing right to priority repayment of the $20.1 million in prior non-interest bearing Interest Guarantee advances to Ivy and restructured such advances as a loan with a 15-year term (interest only for the first five years) bearing interest at a rate of 9% per annum (the "Term Loan"). Payments are due monthly in arrears from cash available after payment of debt service on the New Mortgage Debt. Upon a sale of the Hotel, the Term Loan will accelerate and become due and payable.

  . The outstanding amount of the Interest Guarantee of $10.4 million and related interest was repaid to Host Marriott.

  . The $30 million Principal Guarantee provided by Host Marriott was eliminated.

  . The Partnership distributed funds to Class A limited partners of approximately $5,000 per Partnership Unit. This distribution represented the excess of the Partnership's reserve after payment of a majority of the transaction costs related to the Mortgage Debt refinancing.

  AMMLP's partnership agreement was amended (the "AMMLP-II Partnership Agreement") as a result of the AMMLP Merger to incorporate the following revisions: (i) a revised provision regarding a sale of the Hotel to permit Atlanta Marquis to sell the Hotel to an unaffiliated third party without the consent of the limited

                            Atlanta Marquis Supp-43
partners; (ii) a revised provision limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates to have full voting rights with respect to all Partnership Units currently held by or acquired by the General Partner and its affiliates; (iii) extinguishment of the original Class B limited partner interest held by the General Partner and replacement of it with a new Class B interest which is entitled to a 13.5% cumulative, compounded annual return; (iv) addition of a mechanism that allows the Class B limited partner to contribute up to an additional $20 million should the Hotel require additional funding (such contribution would also be entitled to the 13.5% return discussed above); (v) a revised right of removal of the General Partner clause so that an affirmative vote of 66 2/3% would be needed to effect a removal of the General Partner and; (vi) revisions to the provisions for allocations and distributions (see Item 8 "Financial Statements and Supplementary Data" below). As a result of the approval of the AMMLP Merger, the AMMLP-II Partnership Agreement became effective December 31, 1997.

  At the time of the solicitation of consents for the AMMLP Merger, Host had not determined to go forward with the REIT Conversion and no decision had been made to acquire the limited partner interests in AMMLP. For these reasons, and because the possibility of a REIT conversion of Host was not material to the decision regarding the AMMLP Merger, the consent solicitation materials for the AMMLP Merger did not mention Host's exploration regarding a potential conversion of Host to a REIT or potential acquisition of limited partner interests in AMMLP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Revenues represent sales generated by the Partnership's hotel. Hotel property-level costs and expenses reflect all property-level costs and expenses. Total hotel revenues less hotel property-level costs and expenses equals house profit which reflects the net revenues flowing to the Partnership as property owner. As discussed below, the Partnership previously recorded only the house profit generated by the Partnership's hotel as revenues.

  The Partnership adopted EITF 97-2 which requires that the Partnership include property-level revenues and operating costs and expenses in the statement of operations. The Partnership has given retroactive effect to the adoption of EITF 97-2 in the accompanying statement of operations.

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Revenues. Partnership revenues for the first two quarters 1998 decreased 4%, or $1.8 million, to $42.0 million, when compared to the same period in 1997 due to decreases in room and food and beverage sales. Room sales decreased 3%, or $801,000, to $27.0 million for the first two quarters 1998, when compared to the same period in 1997. Food and beverage sales decreased 7%, or $1.0 million, to $12.3 million for the first two quarters 1998 when compared to the same period in 1997. The decrease in food and beverage sales is primarily due to lower occupancy levels at the Hotel for the first two quarters 1998 as compared to the same period in 1997. Room sales decreased due to a 3% decrease in REVPAR for the first two quarters 1998 when compared to the same period in 1997. REVPAR, or revenue per available room, represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. (although it is not a GAAP, or generally accepted accounting principles, measure of revenue). REVPAR decreased for the first two quarters 1998 due to a 5.4 percentage point decrease in average occupancy to 69%, respectively, when compared to the same period in 1997. The decrease in occupancy was partially offset by a 5%, or $6, increase in average room rate to $139 for the first two quarters 1998 when compared to the same period in 1997. The increase in average room rate is due to a shift in group mix to higher-rated group business. The decrease in average occupancy is primarily due to a decrease in the number of city-wide conventions in the first two quarters of 1998 when compared to the same period in 1997. Additional supply added to the Atlanta suburbs has also impacted 1998 occupancy levels.

  Operating Costs and Expenses. For first two quarters 1998, operating costs and expenses decreased 6%, or $1.9 million, to $29.1 million when compared to the same periods in 1997, primarily due to decreases in hotel

                            Atlanta Marquis Supp-44
property-level costs and expenses and incentive management fees. For the first two quarters 1998 hotel property-level costs and expenses decreased 3%, or $694,000, to $22.9 million when compared to the same period in 1997 primarily because of lower occupancy levels and lower sales at the hotel. For the first two quarters 1998, $90,000 of incentive management fees were earned as compared to $2.0 million for 1997. Incentive management fees decreased due to an increase in Owner's Priority. Pursuant to the new management agreement, effective January 3, 1998, no incentive management fees are payable to the Manager with respect to the first $29.7 million of operating profit. Thereafter, the Manager will receive 20% of the profit in excess of such figure. As a percentage of revenues, operating costs and expenses represented 69% and 71% of revenues for the first two quarters 1998 and 1997, respectively.

  Operating Profit. As a result of the changes in revenues and expenses discussed above, operating profit increased 1%, or $89,000, to $12.9 million for the first two quarters 1998 when compared to the same period in 1997.

  Interest Expense. Interest expense decreased 27%, or $2.9 million, to $8.0 million for the first two quarters 1998, when compared to the same period in 1997. The decrease is primarily due to the refinancing of the mortgage debt on February 2, 1998. On that date, HMA obtained new 12-year first mortgage financing of $164 million (the "Mortgage Debt") which, together with $35 million from the additional $69 million capital contributed by the General Partner, was used to pay the $199 million maturing mortgage debt. The Mortgage Debt bears interest at a fixed rate of 7.4% and required monthly principal and interest payments based on a 25-year amortization schedule. The prior mortgage debt bore interest at a fixed rate of 10.3%.

  Net Income Before Extraordinary Items. Net income before extraordinary items increased 119%, or $2.8 million, to $5.1 million for the first two quarters 1998 when compared to the same period in 1997. The increase is primarily due to decreases in incentive management fees and interest expense.

  Extraordinary Items. Pursuant to the terms of the new management agreement, all unpaid incentive management fees accrued through December 31, 1997 amounting to $4.2 million were forgiven by the Manager. During the first two quarters 1998, the Partnership recorded an extraordinary gain in conjunction with the write off. In addition, the Partnership recorded a $19,000 extraordinary gain on extinguishment of debt during the first two quarters 1998.

 1997 Compared to 1996:

  Revenues. Partnership revenues for 1997 decreased 4% to $85.4 million from $88.5 million in 1996. The decrease in revenues is primarily due to a 2% decrease in REVPAR or revenue per available room. REVPAR decreased due to a 3% decrease in average room rate to approximately $127 partially offset by a 1.2 percentage point increase in average occupancy to 69.8%. These results are primarily due to the impact of the 1996 summer Olympic Games. In 1996, the Hotel was able to drive up the average room rate throughout the year as room rates throughout the Atlanta market were high. Occupancy levels, however, were more directly tied to the timing of the Olympic Games. While occupancy levels were high during the course of the Olympic Games, there was a significant decline in demand in the months immediately prior to and subsequent to the Olympic Games.

  No new full-service hotels opened in the Atlanta market in 1997 and none are expected to open in 1998. However, during 1997, 38 new limited service hotels opened thus adding 3,422 new rooms and 13 more properties containing a total of 1,498 rooms are expected to open in 1998 in the Atlanta suburbs. These additions did not have and are not expected to have a significant impact on the Hotel's revenues as these hotels target a significantly different market segment. Construction has been started on a 320-room Doubletree guest suite hotel which is expected to open in mid-1999. The number of city-wide conventions is expected to be down only slightly, however, roomnights associated with these conventions are expected to be down by 80,000. The Hotel's strategy to mitigate the impact of this will be to continue to focus on customer service, to work closely with the Atlanta Convention and Visitors Bureau to generate short term business for 1998 and to put into effect the marketing plan developed with the other Atlanta Marriott products targeting leisure weekend and summer customers.

                            Atlanta Marquis Supp-45

  Operating Costs and Expenses. In 1997, operating costs and expenses decreased $2.2 million to $61.5 million primarily due to decreases in hotel property-level costs and expenses and in incentive management fees. In 1997, hotel property-level costs and expenses decreased by $884,000 when compared to 1996, primarily due to decreased costs associated with the decreases in revenues discussed above. In 1997, $1.2 million of incentive management fees were earned as compared to $2.0 million earned in 1996. The decrease in incentive management fees earned was the result of decreased Hotel operating results. As a percentage of revenues, operating costs and expenses represented 34% of revenues for 1997 and 36% in 1996.

  Operating Profit. In 1997, operating profit decreased $849,000 to $23.9 million primarily due to the changes in revenues and operating costs and expenses discussed above. As a percentage of total revenues, operating profit represented 66% in 1997 and 64% in 1996.

  Interest Expense. In 1997, interest expense increased $2.5 million to $25.4 million primarily due to a 2.0 percentage point increase in the interest rate charged on the mortgage debt for the period from the Maturity Date through the New Maturity Date coupled with financing costs of $900,000 incurred in connection with the extension of the maturity date of the Mortgage Debt.

  Net Income (Loss). In 1997, the Partnership had a net loss of $569,000, a decrease of $3.1 million over 1996's net income of $2.5 million. This decrease was primarily due to lower Hotel revenues and an increase in the Partnership's interest expense, partially offset by a decrease in incentive management fees.

 1996 Compared to 1995:

  Revenues. Partnership revenues for 1996 increased 9% to $88.5 million from $81.2 million in 1995. The increase in revenues is the result of a 9% increase in REVPAR. REVPAR increased due to a 14% increase in average room rate to approximately $132 partially offset by a 3.0 percentage point decrease in average occupancy to the high-60's. These changes in average room rate and average occupancy are primarily due to the impact on the city of the 17-day Centennial Olympic Games. The increase in average room rate was due to an increase in room rates throughout the Atlanta market. The decline in average occupancy was due to a decline in city-wide demand for the months prior to and immediately after the Olympics. During the Olympic Games, the Hotel hosted the "Olympic Family" which was comprised of the International Olympic Committee, the Atlanta Committee for the Olympic Games and federations from each of the participating countries.

  Operating Costs and Expenses. In 1996, operating costs and expenses increased $4.3 million to $63.7 million. The increase was primarily due to the changes in the following:

  Total Hotel Property-Level Costs and Expenses. In 1996, total hotel property level costs and expenses increased $3.5 million, or 8%, when compared to 1995 due to higher costs associated with the increased revenues discussed above.

  Depreciation. Depreciation decreased $1.1 million, or 16%, in 1996 when compared to 1995 due to a portion of the Hotel's furniture and equipment becoming fully depreciated in 1995.

  Incentive Management Fees. In 1996, $2.0 million of incentive management fees were earned as compared to $1.0 million earned in 1995. The increase in incentive management fees earned was the result of improved Hotel operating results resulting in certain cash flow priorities having been met.

  Equipment Rent and Other. Equipment rent and other increased $460,000 due to the inclusion of a property tax credit in 1995 results which did not occur in 1996.

  As a percentage of revenues, operating costs and expenses represented 36% of revenues for 1996 and 38% in 1995.


                            Atlanta Marquis Supp-46

  Operating Profit. In 1996, operating profit increased $3.0 million to $24.8 million primarily due to the changes in revenues and operating costs and expenses discussed above. As a percentage of total revenues, operating profit represented 64% in 1996 and 63% in 1995.

  Net Income (Loss). In 1996, the Partnership had a net income of $2.5 million, an increase of $3.0 million over 1995's net loss of $413,000. This increase was primarily due to higher Hotel revenues.

 Inflation

  The rate of inflation has been relatively low and accordingly has not had a significant impact on the Partnership's operating results. However, the Hotel's room rates and occupancy levels are sensitive to inflation. The Manager is generally able to pass through increased costs to customers through higher room rates.

CAPITAL RESOURCES AND LIQUIDITY

  AMMLP's financing needs have been historically funded through loan agreements with independent financial institutions. As a result of the successful refinancing of the Partnership's Mortgage Debt, the General Partner believes that the Partnership will have sufficient capital resources and liquidity to conduct its operations in the ordinary course of business.

 Mortgage Debt

  On February 2, 1998, the mortgage debt was successfully refinanced with a third party lender. The Partnership's debt now consists of a $164 million mortgage loan, which is nonrecourse to HMA, which bears interest at a fixed rate of 7.4% for a 12-year term. The mortgage loan requires payments of principal and interest based upon a 25-year amortization schedule. As part of the refinancing, HMA was required to establish certain reserves which are held by an agent of the lender including:

  . $3.6 million debt service reserve--This reserve is equal to three months of debt service.

  . $10.1 million deferred maintenance and capital expenditure reserve--This reserve will be expended for capital expenditures for repairs to the facade of the Hotel as well as various renewals and replacements and site improvements.

  . $7.5 million rooms refurbishment reserve--This reserve will be expended to refurbish the remaining 711 rooms and 16 suites at the Hotel which have not already been refurbished.

  . $1.3 million tax and insurance reserve--This reserve will be used to pay real estate tax and insurance premiums for the Hotel.

  In addition, HMA advanced an additional $2.6 million to the Manager for working capital needs and used the remaining cash to pay transaction costs associated with the refinancing.

PRINCIPAL SOURCES AND USES OF CASH

 General

  The Partnership's principal source of cash is cash from Hotel operations. Its principal uses of cash are to pay debt service payments on the Partnership's mortgage debt, to make guarantee repayments, to fund the property improvement fund and to make cash distributions to the partners. Additionally, in 1998 the Partnership received cash through an equity infusion by the General Partner and utilized cash to pay financing costs incurred in connection with the refinancing of the Partnership's mortgage debt and to establish reserves required by the lender.


                            Atlanta Marquis Supp-47

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Total cash used in operating activities was $4.9 million for the first two quarters 1998 as compared to total cash provided by operations of $15.1 million for the first two quarters of 1997. In 1998, cash was used to pay accrued interest on the Partnership's debt. In addition, pursuant to the terms of the Mortgage Debt, the Partnership was required to establish with the lender a separate reserve account for payments of insurance premiums and real estate taxes for the mortgaged property as a result of the credit rating of Marriott International, Inc. Thus, the Partnership has transferred $2.2 million into the reserve through June 19, 1998. The reserve is included in restricted cash reserves and the resulting tax and insurance liability is included in accounts payable and accrued expenses in the accompanying balance sheet.

  Cash used in investing activities was $4.8 million for the first two quarters 1998 as compared to $2.3 million for the first two quarters 1997. The increase in cash used in investing activities is primarily due to an advance of $2.6 million to the Manager for working capital needs.

  Cash used in financing activities was $5.6 million for the first two quarters 1998. For the first two quarters 1997, no cash was provided by or used in financing activities. The increase in cash used in financing activities is primarily the result of the restructuring and refinancing transactions. During 1998, the Partnership acquired new mortgage debt financing of $164 million and received the remaining $69 million of the $75 million equity infusion from the General Partner. These proceeds were used as follows: to repay the $199.8 million of mortgage debt; to repay $10.4 million of the debt service guarantee and related interest outstanding under the Host Marriott interest guarantee; to establish $22.5 million of reserves required by the lender; and, to pay financing costs of $3.0 million. The Partnership made a cash distribution in February 1998 to the Class A limited partners of $2.7 million, or $5,000 per limited partner unit, from 1997 operations.

  The General Partner believes that cash from Hotel operations and the reserves established in conjunction with the refinancing will continue to meet the short and long-term operational needs of the partnership.

 1997, 1996 and 1995:

  Cash used in investing activities was $4.4 million, $4.5 million and $3.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. Contributions to the property improvement fund for the years ended December 31, 1997, 1996, and 1995, were $3.9 million, $4.1 million, and $3.3 million, respectively. Property and equipment additions increased in 1997 due to increased expenditures at the Hotel associated with the first half of the rooms refurbishment completed in 1997.

  Cash used in financing activities was $1.3 million, $1.0 million and $5.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. In 1997, the Partnership drew $10.4 million pursuant to the Interest Guarantee and received $6 million of the $75 million total equity infusion from the General Partner. The Partnership paid $28.5 million, $20.4 million and $20.4 million of interest on the mortgage debt for the years ended December 31, 1997, 1996 and 1995, respectively. On the Maturity Date, the Partnership was required to pay $17.6 million representing the Deferred Interest on the Mortgage Debt. No guarantee repayments to Host Marriott were made in 1997 and 1996. The Partnership made a guarantee repayment of $3.5 million in 1995. No distributions to partners were made in 1997 as all cash flow was being reserved in anticipation of the Mortgage Debt maturity. Distributions to partners were $819,000 in 1996 and $2.3 million in 1995. Subsequent to year end, the Partnership made a cash distribution to the Class A limited partners of $2,648,562 ($5,000 per Partnership Unit).

  Total cash provided from operations was $21.6 million, $9.9 million and $10.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. Partnership did not pay the interest payment of the Mortgage Debt which was due on January 10, 1998 until January 9, 1998. In both 1996 and 1995, the majority of the January interest payment was paid in December of the preceding year. This difference in the timing of the interest payments accounts for the difference in the total cash provided from operations.


                            Atlanta Marquis Supp-48

  The General Partner believes that cash from Hotel operations and the reserves established in conjunction with the refinancing will continue to meet the short and long-term operational needs of the Partnership. In addition, the General Partner believes the property improvement fund and the capital reserves established in conjunction with the refinancing will be adequate for the future capital repairs and replacement needs of the Hotel.

 Capital Expenditures

  The Partnership is required to maintain the Hotel in good repair and condition. The new management agreement provides for the establishment of a property improvement fund to cover the cost of non-routine repairs and maintenance and renewals and replacements to the Hotel's property and equipment. Contributions to the fund are 5% of Hotel gross sales. Annual contributions to the fund equaled 4% of gross Hotel sales through June 1995 and are 5% thereafter. Per the terms of the New Management Agreement, contributions to the property improvement fund will remain at 5%.

  In 1997, the Hotel completed a $7.0 million refurbishment of approximately half its guest rooms which included the replacement of the carpeting, bedspreads, upholstery, drapes and other similar items and also the dressers, chairs, beds and other furniture. The refurbishment of the remaining 711 rooms and 16 suites began in mid-1998. This portion of the refurbishment will be funded from a reserve which was established by the Partnership with the lender on February 2, 1998. The facade repair project which entails a repair of the entire facade of the building is underway. The project is expected to cost $9.0 million and will be funded by the Partnership from a reserve which was also established with the lender in conjunction with the refinancing on the Maturity Date. The project is expected to be completed by mid-1999.

INFLATION

  For the three fiscal years ended December 31, 1997 and the First Two Quarters 1998, the rate of inflation has been relatively low and, accordingly, has not had a significant impact to the Partnership's revenues and net income. The manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotel exceeded those of direct competitors as well as the general level of inflation. The amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Manager of its property to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                            Atlanta Marquis Supp-49

                              FINANCIAL STATEMENTS

                            Atlanta Marquis Supp-50

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP:

  We have audited the accompanying consolidated balance sheet of Atlanta Marriott Marquis II Limited Partnership (a Delaware limited partnership) and Ivy Street Hotel Limited Partnership, its majority-owned subsidiary partnership, as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlanta Marriott Marquis II Limited Partnership and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

  As explained in Note 2 to the financial statements, the Partnership has given retroactive effect to the adoption of EITF 97-2 which required the Partnership to report gross hotel sales and operating expenses in its statement of operations.

                                                    Arthur Andersen LLP

Washington, D.C.
March 11, 1998

                            Atlanta Marquis Supp-51

         ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                               1997      1996
                                                             --------  --------
                          ASSETS
Property and equipment, net................................  $165,372  $162,111
Due from Marriott International, Inc.......................     4,425     6,390
Property improvement fund..................................     2,756     6,864
Deferred financing costs, net of accumulated amortization..       321       542
Cash and cash equivalents..................................    21,502     5,601
                                                             --------  --------
                                                             $194,376  $181,508
                                                             ========  ========
             LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt............................................  $199,019  $215,574
  Due to Host Marriott under Original Debt Service
   Guarantee and Commitment and Interest Guarantee.........    30,524    20,134
  Due to Marriott International, Inc.......................     4,198     3,030
  Accounts payable and accrued expenses....................    12,743       309
                                                             --------  --------
    Total Liabilities......................................   246,484   239,047
                                                             --------  --------
PARTNERS' DEFICIT
  General Partner
    Capital contributions..................................       536       536
    Capital distributions..................................      (165)     (165)
    Cumulative net losses..................................      (891)     (885)
                                                             --------  --------
                                                                 (520)     (514)
                                                             --------  --------
  Class A Limited Partners
    Capital contributions, net of offering costs of
     $6,430................................................    46,570    46,570
    Capital distributions..................................   (15,982)  (15,982)
    Cumulative net losses..................................   (88,176)  (87,613)
                                                             --------  --------
                                                              (57,588)  (57,025)
                                                             --------  --------
  Class B Limited Partner
    Capital contribution...................................     6,000       --
                                                             --------  --------
    Total Partners' Deficit................................   (52,108)  (57,539)
                                                             --------  --------
                                                             $194,376  $181,508
                                                             ========  ========

                See Notes to Consolidated Financial Statements.

                            Atlanta Marquis Supp-52

         ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                   1997      1996      1995
                                                 --------  --------  --------
HOTEL REVENUES
  Rooms......................................... $ 54,102  $ 56,115  $ 50,515
  Food and beverage.............................   25,821    25,968    25,379
  Other.........................................    5,474     6,381     5,277
                                                 --------  --------  --------
                                                   85,397    88,464    81,171
                                                 --------  --------  --------
OPERATING COSTS AND EXPENSES
  Property-level costs and expenses
    Rooms.......................................   11,485    11,508    10,821
    Food and beverage...........................   17,776    18,003    17,289
    Other departmental costs and deductions.....   19,665    20,299    18,230
                                                 --------  --------  --------
      Total property-level costs and expenses...   48,926    49,810    46,340
  Depreciation..................................    5,250     5,525     6,608
  Property taxes................................    2,754     2,858     2,692
  Base management fee...........................    2,562     2,654     2,435
  Incentive management fee......................    1,167     2,018       969
  Equipment rent and other......................      805       817       357
                                                 --------  --------  --------
                                                   61,464    63,682    59,401
                                                 --------  --------  --------
OPERATING PROFIT................................   23,933    24,782    21,770
  Interest expense..............................  (25,389)  (22,890)  (22,712)
  Interest income...............................      887       651       529
                                                 --------  --------  --------
NET (LOSS) INCOME                                $   (569) $  2,543  $   (413)
                                                 ========  ========  ========
ALLOCATION OF NET (LOSS) INCOME
  General Partner............................... $     (6) $     25  $     (4)
  Limited Partners..............................     (563)    2,518      (409)
                                                 --------  --------  --------
                                                 $   (569) $  2,543  $   (413)
                                                 ========  ========  ========
NET (LOSS) INCOME PER LIMITED PARTNER UNIT (530
 Units)......................................... $ (1,062) $  4,751  $   (772)
                                                 ========  ========  ========

                See Notes to Consolidated Financial Statements.

                            Atlanta Marquis Supp-53

         ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    CLASS A   CLASS B
                                            GENERAL LIMITED   LIMITED
                                            PARTNER PARTNERS  PARTNER  TOTAL
                                            ------- --------  ------- --------
Balance, December 31, 1994.................  $(504) $(55,999) $  --   $(56,503)
  Capital distributions....................    (23)   (2,324)    --     (2,347)
  Net loss.................................     (4)     (409)    --       (413)
                                             -----  --------  ------  --------
Balance, December 31, 1995.................   (531)  (58,732)    --    (59,263)
  Capital distributions....................     (8)     (811)    --       (819)
  Net income...............................     25     2,518     --      2,543
                                             -----  --------  ------  --------
Balance, December 31, 1996.................   (514)  (57,025)    --    (57,539)
  Capital contributions....................    --        --    6,000     6,000
  Net loss.................................     (6)     (563)    --       (569)
                                             -----  --------  ------  --------
Balance, December 31, 1997.................  $(520) $(57,588) $6,000  $(52,108)
                                             =====  ========  ======  ========


                See Notes to Consolidated Financial Statements.

                            Atlanta Marquis Supp-54

         ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                      1997     1996     1995
                                                    --------  -------  -------
OPERATING ACTIVITIES
  Net (loss) income................................ $   (569) $ 2,543  $  (413)
  Noncash items:
    Depreciation...................................    5,250    5,525    6,608
    Deferred interest..............................    1,035    1,831    1,654
    Amortization of financing costs as interest....      325      621      619
    (Gain) loss on disposition of assets...........      --        (1)      64
  Changes in operating accounts:
    Accounts payable and accrued expenses..........   12,434       24     (178)
    Due from Marriott International, Inc...........    1,965   (2,616)     782
    Due to Marriott International, Inc.............    1,168    1,966      926
                                                    --------  -------  -------
      Cash provided by operating activities........   21,608    9,893   10,062
                                                    --------  -------  -------
INVESTING ACTIVITIES
  Additions to property and equipment, net.........   (8,511)  (3,444)  (2,643)
  Change in property improvement fund..............    4,108   (1,039)  (1,097)
                                                    --------  -------  -------
      Cash used in investing activities............   (4,403)  (4,483)  (3,740)
                                                    --------  -------  -------
FINANCING ACTIVITIES
  Advances under Original Debt Service Guarantee
   and Commitment and Interest Guarantee...........   10,390      --       --
  Payment of deferred interest on mortgage debt....  (17,590)     --       --
  Capital contributions from General Partner for
   Class B Limited Partnership Interest............    6,000      --       --
  Payment of deferred financing costs..............     (104)     --       --
  Capital distributions............................      --      (819)  (2,347)
  Repayments under Original Debt Service Guarantee
   and Commitment and Interest Guarantee...........      --       --    (3,500)
                                                    --------  -------  -------
      Cash used in financing activities............   (1,304)    (819)  (5,847)
                                                    --------  -------  -------
INCREASE IN CASH AND CASH EQUIVALENTS..............   15,901    4,591      475
CASH AND CASH EQUIVALENTS at beginning of year.....    5,601    1,010      535
                                                    --------  -------  -------
CASH AND CASH EQUIVALENTS at end of year........... $ 21,502  $ 5,601  $ 1,010
                                                    ========  =======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for mortgage interest.................. $ 28,470  $20,438  $20,438
                                                    ========  =======  =======

                See Notes to Consolidated Financial Statements.

                            Atlanta Marquis Supp-55

        ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Atlanta Marriott Marquis Limited Partnership ("AMMLP"), a Delaware limited partnership, was formed on May 28, 1985 (the "Closing Date"), to (i) acquire an 80% general partnership interest in the Ivy Street Hotel Limited Partnership ("Ivy"), a partnership between John C. Portman, Jr. ("Portman") and Host Marriott Corporation ("Host Marriott") that was formed to develop, own and operate the 1,671 room Atlanta Marriott Marquis Hotel (the "Hotel"), and (ii) purchase from Ivy the parcel of land (the "Land") on which the Hotel is located. The sole general partner of the Partnership, with a 1% interest, is Marriott Marquis Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott. Marriott International, Inc. serves as the manager of the Hotel ("Marriott International" or the "Manager").

  On the Closing Date, 530 Class A limited partnership interests of $100,000 per Unit ("Unit") were sold in a private placement. The General Partner made a capital contribution of $536,000 on May 28, 1985 for its 1% general partnership interest. In addition, the General Partner acquired a Class B limited partnership interest without making any additional capital contribution.

  The Partnership purchased its 80% general partnership interest in Ivy from Host Marriott for a total price of $28.8 million. The Partnership also acquired the Land from Ivy for $10 million in a separate transaction. The Partnership subsequently leased the Land to Ivy under a 99-year lease with rentals based primarily on Hotel sales.

  On July 9, 1997, Atlanta Marriott Marquis II Limited Partnership (the "Partnership") was formed in anticipation of the merger discussed below. The general partner of the Partnership is also Marriott Marquis Corporation. Prior to December 31, 1997, the Partnership did not engage in any active business and was organized solely to succeed AMMLP's interest in Ivy. Effective December 31, 1997, the Partnership succeeded AMMLP as the managing general partner of Ivy.

  On December 31, 1997, AMMLP merged with and into the Partnership (the "Merger"). The Merger of AMMLP and AMMLP-II was treated as a reorganization of affiliated entities and AMMLP's basis in its assets and liabilities were carried over. In conjunction with the Merger, the following transactions occurred:

  . AMMLP was merged with and into the Partnership. With the Merger, the separate existence of AMMLP ceased and AMMLP limited partner units ("Units") were converted on a one-for-one basis into Partnership Class A limited partnership units ("Partnership Units"). AMMLP limited partners who held fractional interests in Units received the same interest in Partnership Units.

  . On December 31, 1997, the General Partner made an initial capital contribution of $6 million to the Partnership. Subsequent to year end, on January 30, 1998, the General Partner contributed an additional $69 million. In return for such additional capital contributions, the General Partner received a new Class B limited partnership interest in the Partnership entitling the General Partner to a 13.5% cumulative, compounding annual preferred return and priority return of such capital. The General Partner also surrendered its then existing Class B interest on distributions.

  . The Partnership Class A limited partners will receive an annual return of 5% on their initial investment in AMMLP, ratably with a 5% return to the General Partner on its initial investment in AMMLP, after payment of the preferred return on the Class B interest. To the extent unpaid in any year, such return will accumulate and compound and be payable from sale or refinancing proceeds.

  AMMLP's partnership agreement was amended (the "AMMLP-II Partnership Agreement") as a result of the Merger to incorporate the following revisions:
(i) a revised provision regarding a sale of the Hotel to permit

                            Atlanta Marquis Supp-56
the Partnership to sell the Hotel to an unaffiliated third party without the consent of the limited partners; (ii) a revised provision limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates to have full voting rights with respect to all Partnership Units currently held by or acquired by the General Partner and its affiliates;
(iii) extinguishment of the original Class B limited partner interest held by the General Partner and replacement of it with a new Class B interest which is entitled to a 13.5% cumulative, compounded annual return; (iv) addition of a mechanism that allows the Class B limited partner to contribute up to an additional $20 million should the Hotel require additional funding (such contribution would also be entitled to the 13.5% return discussed above); (v) a revision of the right of removal of the General Partner clause so that an affirmative vote of 66 2/3% would be needed to effect a removal of the General Partner and; (v) revised provisions for allocations and distributions (see
Note 8). As a result of the approval of the Merger, the AMMLP-II Partnership Agreement became effective December 31, 1997.

 Partnership Allocations and Distributions

  Ivy generally allocates operating income, gains and losses, deductions and cash available for distribution 80% to the Partnership and 20% to Portman. However, the first $1 million plus 5% of annual gross room sales of annual cash available for distribution from Ivy was paid to AMMLP unless Ivy exercised its option to repurchase the Land.

  During 1990, AMMLP determined that the probability of collecting the minority interest receivable from Portman was remote. Thus, AMMLP wrote off this receivable which totaled $3,542,000 and began recording 100% of the losses of Ivy. In future years, if AMMLP-II records income, 100% of the income will be allocated to AMMLP-II until such excess income allocated to AMMLP-II equals the excess losses previously recorded by AMMLP. Thereafter, any income would be allocated 80% to AMMLP-II and 20% to Portman. As of December 31, 1997 and 1996, excess losses recognized by AMMLP and the Partnership were $621,000 and $50,000, respectively. AMMLP net losses, as defined, were generally allocated as follows:

    (i) beginning in 1991 and continuing until the Class A limited partners and the General Partner had received sale or refinancing proceeds ("Capital Receipts") equal to their total cumulative capital contributions ("Original Capital"), 1% to the General Partner, 80% to the Class A limited partners and 19% to the Class B limited partner; and

    (ii) thereafter, 1% to the General Partner, 65% to the Class A Limited Partners and 34% to the Class B Limited Partner.

  These allocations could have been subject to certain special allocations of net profit or net loss to the General Partner required by Federal income tax regulations.

  Cash Available for Distribution, as defined, generally was distributed as follows:

    (i) beginning in 1991, and continuing until the Class A Limited Partners and the General Partner had received distributions of Capital Receipts equal to their Original Capital, 1% to the General Partner, 80% to the Class A Limited Partners and 19% to the Class B Limited Partner; and

    (ii) thereafter, 1% to the General Partner, 65% to the Class A Limited Partners and 34% to the Class B Limited Partner. However, until the General Partner and the Class A Limited Partners had received a return of their Original Capital through distributions of Capital Receipts, the Class B Limited Partner will subordinate its cash distributions to an annual non-cumulative 10% return on Original Capital to the General Partner and the Class A Limited Partners.

  Net profits, as defined, generally were allocated in the same ratio as Cash Available for Distribution. Excess net profits were then to be applied to offset prior net losses in excess of the partners' remaining invested capital. Notwithstanding the above allocations, the Partnership Agreement provided for specific allocation to the partners of gain realized and proceeds received by the Partnership upon sale, condemnation or other disposition of the Hotel or assets of the Partnership. In addition, the Partnership Agreement provided for specific allocations of any excess refinancing or land sale proceeds.

                            Atlanta Marquis Supp-57

  As discussed above, on December 31, 1997, the Partnership executed the AMMLP-II Partnership Agreement which provides for a change in the above allocations (see Note 8).

  For financial reporting purposes, profits and losses are allocated among the partners based upon their stated interests in cash available for distribution.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership's records are maintained on the accrual basis of accounting, and its fiscal year coincides with the calendar year. The Partnership's financial statements consolidate the financial statements of Ivy, its majority-owned subsidiary partnership. All material intercompany transactions, including the land lease between the Partnership and Ivy described in Note 7, have been eliminated. All assets and liabilities of AMMLP have been carried over to the Partnership at their historical basis.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenues and Expenses

  Revenues represent sales generated by the Partnership's hotel. Total hotel sales less hotel property-level costs and expenses equals house profit which reflects the net revenues flowing to the Partnership as property owner. As discussed below, the Partnership previously recorded only the house profit generated by the Partnership's hotel properties as revenues.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 on its financial statements and has determined that EITF 97-2 requires that the Partnership include property-level revenues and operating costs and expenses in its statement of operations. The Partnership has given retroactive effect to the adoption of EITF 97-2 in the accompanying consolidated statement of operations. The adoption of EITF 97-2 increased both revenues and operating costs and expenses by $48.9 million in 1997, $49.8 million in 1996 and $46.3 million in 1995. There was no impact on operating profit or net income related to the adoption of EITF 97-2.

 Property and Equipment

  Property and equipment is recorded at cost which includes interest, rent and real estate taxes incurred during development. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

      Building and improvements...................................      50 years
      Furniture and equipment..................................... 3 to 20 years

  All land, property and equipment is pledged as security for the mortgage debt described in Note 5.


                            Atlanta Marquis Supp-58

  The Partnership assesses impairment of its real estate property based on whether estimated undiscounted future cash flows for the property will be less than its net book value. If the property is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Financing costs incurred in connection with obtaining the mortgage debt have been deferred and are being amortized using the straight-line method, which approximates the effective interest rate method, over three to ten years. A portion of the deferred financing costs totaling $4,249,000 were fully amortized as of July 10, 1997. Additional financing costs of $104,000 were incurred in 1997 in connection with the refinancing of the Partnership's mortgage debt. Accumulated amortization of the deferred financing costs totaled $4,413,000 and $4,090,000 at December 31, 1997 and 1996, respectively. This amount includes amortization of deferred financing costs for both Ivy and the Partnership. Of the total, the Partnership has accumulated amortization of $164,000 and $151,000 at December 31, 1997 and 1996, respectively.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. There are significant differences between the net income/loss reported in these financial statements and the net income/loss determined for income tax purposes. These differences are due primarily to the use, for tax purposes, of accelerated depreciation methods and shorter depreciable lives for the assets, the timing of the recognition of incentive management fee expense and the treatment of the minority interest receivable. As a result of these differences, the (deficit)/excess of the tax basis in net Partnership liabilities and the net liabilities reported in the accompanying financial statements is $(90,642,000) and $72,111,000 as of December 31, 1997 and 1996,
respectively. For tax purposes, the assets of the Partnership were stepped up to fair market value on December 31, 1997 when the General Partner made an initial capital contribution of $6.0 million to the Partnership for a Class B limited partnership interest in the Partnership.

 Statement of Financial Accounting Standards

  In 1996, AMMLP adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Leased land acquisition costs and land................... $ 12,617  $ 12,617
   Building and improvements................................  182,629   182,597
   Furniture and equipment..................................   42,621    34,142
                                                             --------  --------
                                                              237,867   229,356
   Less accumulated depreciation............................  (72,495)  (67,245)
                                                             --------  --------
                                                             $165,372  $162,111
                                                             ========  ========

  For financial reporting purposes the Land is carried at its historical purchase cost of $10 million as required by generally accepted accounting principles.

                            Atlanta Marquis Supp-59

NOTE 4. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                               AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                               ------------------------ ------------------------
                                ESTIMATED                ESTIMATED
                                 CARRYING      FAIR       CARRYING      FAIR
                                  AMOUNT       VALUE       AMOUNT       VALUE
                               ------------------------ ------------------------
   Mortgage debt.............  $   199,019  $   199,019 $   215,574  $   215,574
   Due to Host Marriott under
    Original Debt Service
    Guarantee and Commitment
    and Interest Guarantee...       30,524       30,524      20,134       14,300
   Incentive management fees
    due to Marriott
    International, Inc.......        4,155          --        2,987          --

  The 1997 and 1996 estimated fair value of the mortgage debt is stated at its carrying value as it was repaid on February 2, 1998. The amounts held in Due to Host Marriott under original debt service and commitment consist of the interest guarantee in the amount of $10,390,000 and the original debt service commitment in the amount of $20,134,000. The estimated fair value of the interest guarantee is the carrying value as it was also repaid on February 2, 1998. The estimated fair value of the original debt service commitment is its carrying value as the obligation earns interest at 9% as of February 2, 1998. The estimated fair value of incentive management fees due to Marriott International is zero. As part of the new management agreement effective January 3, 1998, all accrued incentive management fees were waived by the Manager and the Partnership's accrued liability was written off to income in 1998.

NOTE 5.  MORTGAGE DEBT

  As of December 31, 1996, the AMMLP's mortgage debt consisted of a total of $215,574,000 in nonrecourse mortgage notes (the "Mortgage Debt"). Through July 10, 1997 (the "Maturity Date"), interest accrued on the Mortgage Debt at a fixed rate of 10.3%. Interest only was payable semiannually in arrears. The cash payment rate was 10.17%. The difference between the cash payment rate and the accrual rate (the "Deferred Interest") was added to the balance of the Mortgage Debt. The cumulative Deferred Interest added to the Mortgage Debt balance amounted to $17.6 million and $16.5 million at July 10, 1997 and December 31, 1996, respectively. On the Maturity Date, the Mortgage Debt matured, at which time AMMLP and Ivy entered into a letter agreement (the "Letter Agreement") with the lender which effectively extended the maturity of the Mortgage Debt until February 2, 1998 (the "New Maturity Date"). On the Maturity Date, AMMLP and Ivy were required to pay $17.6 million representing the Deferred Interest on the Mortgage Debt in addition to the scheduled interest payment of $ 10.1 million. As a result, the Mortgage Debt balance outstanding was reduced to $ 199,019,000.

  The payment of Deferred Interest was funded from $7.2 million of Ivy cash reserves established by the General Partner in anticipation of the Mortgage Debt maturity and $10.4 million drawn pursuant to the Host Marriott interest guarantee (the "Interest Guarantee"). Host Marriott had agreed to advance up to $50 million to cover interest and principal shortfalls. Had cash flow from operations been insufficient to fully fund interest due, $20 million was available under the Interest Guarantee through the Maturity Date. The remaining $30 million was available under the Principal Guarantee. Prior to the payment of Deferred Interest in the amount of $10.4 million on the Maturity Date, there were no amounts outstanding under either the Principal Guarantee or the Interest Guarantee. In conjunction with the extension, Host Marriott reaffirmed its obligations pursuant to these guarantees through the New Maturity Date. The Principal Guarantee was available in case of a sale, refinancing or acceleration of the principal amount of the underlying notes resulting from an Event of Default, as defined. To the extent the Interest Guarantee was not used, it became available as a Principal Guarantee.

  During the term of the Letter Agreement, the Mortgage Debt continued to be nonrecourse, and accrued interest at 12.3% with interest payments due on January 10 and February 2, 1998. Additionally, all funds remitted

                            Atlanta Marquis Supp-60
by the Manager during the term of the extension were held for the benefit of the lender. In conjunction with the Letter Agreement, Ivy paid an extension fee of $500,000 as well as approximately $410,000 representing costs and expenses related to the transaction.

  Host Marriott had guaranteed up to $33 million of the original debt (the "Original Debt Service Guarantee" and the "Commitment") under which Host Marriott was obligated to make certain required debt service payments and restore any cash flow deficits to the extent that Partnership cash flow, as defined, was insufficient. Pursuant to the terms of the Mortgage Debt, the Commitment was modified to fund only certain furniture, fixtures and equipment expenditures and ground rent shortfalls. Any interest, principal or guarantee loans made at a time when the Commitment was not fully funded reduced, dollar for dollar, but not below zero, the remaining unfunded amount of the Commitment. Advances under the Principal Guarantee, Interest Guarantee and Original Debt Service Guarantee and Commitment up to cumulative fundings of $33 million did not bear interest. Amounts advanced in excess of $33 million accrued interest at 1% over the prime rate. As of December 31, 1997, cumulative fundings equaled $41.6 million, exceeding the $33 million by $8.6 million. The excess fundings accrued interest until they were repaid subsequent to year-end. Total accrued interest on the cumulative advances for the period from the Maturity Date through December 31, 1997 equaled $398,000. As of December 31, 1997 and 1996, Ivy had $20.1 million due to Host Marriott under the Commitment.

  On March 24, 1994, the note holders of the Mortgage Debt voted to accept the Manager as a back-up guarantor and on December 21, 1994, the agreement was finalized. The Manager, as back-up guarantor, was required to perform the obligations under the guarantees in the event that Host Marriott failed to do so. In conjunction with the extension, the Manager reaffirmed its obligations pursuant to these guarantees through the New Maturity Date.

  Subsequent to year-end, the Mortgage Debt was refinanced (see Note 8).

NOTE 6. HOTEL MANAGEMENT AGREEMENT

  Ivy entered into a hotel management agreement (the "Management Agreement") with the Manager to manage the Hotel for a term of 25 years, renewable at Ivy's or the Manager's option for five additional 10-year terms. The Manager was entitled to compensation for its services in the form of a base management fee equal to 3% of gross sales. Base management fees paid in 1997, 1996 and 1995 were $2,562,000, $2,654,000 and $2,435,000, respectively.

  In addition, the Manager earned an incentive management fee equal to 50% of assumed net cash flow of the Hotel, as defined. However, once total cumulative incentive management fees reached an amount equal to or greater than 20% of total cumulative Hotel profit, as defined, the Manager earned an incentive management fee equal to the average of (i) 50% of assumed net cash flow and
(ii) 20% of Hotel profit. The incentive management fee was paid out of cash flow available for incentive management fees, as defined, and was subordinated to the Mortgage Debt, guarantee repayments and rent under the Land lease. Any incentive management fees earned but not paid were deferred without interest and paid out of the first cash flow available for the incentive management fee. During 1997 and 1996, $1,167,000 and $2,018,000, respectively, in incentive management fees had been earned. Through December 31, 1997, no incentive management fees had ever been paid. Deferred incentive management fees as of December 31, 1997 and 1996 were $4,154,000 and $2,987,000, respectively, and are included in Due to Marriott International, Inc. in the accompanying consolidated balance sheet. Subsequent to year-end, a new management agreement was entered into. As part of this new agreement, all accrued incentive management fees were waived by the Manager (see Note 8) and the Partnership's accrued liability was written off in 1998 (see Note 8).

  Pursuant to the terms of the Management Agreement, the Manager is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all domestic full-service hotels managed, owned or leased by the Manager or its subsidiaries. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services

                            Atlanta Marquis Supp-61
and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all hotels in the Manager's full-service hotel system. In addition, the Hotel also participates in the Manager's Marriott Rewards Program ("MRP"). This program succeeded the Honored Guest Awards Program. The cost of this program is charged to all hotels in the Manager's hotel system. The total amount of Chain Services and MRP costs allocated to the Hotel were $2,685,000 in 1997, $1,968,000 in 1996 and $2,431,000 in 1995.

  Pursuant to the terms of the Management Agreement, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Hotel. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon termination of the Management Agreement, the working capital and supplies will be returned to the Partnership. As of December 31, 1997 and 1996, $3,077,000 has been advanced to the Manager for working capital and supplies which is included in Due from Marriott International, Inc. in the accompanying consolidated balance sheet. The supplies advanced to the Manager are recorded at their estimated net realizable value. At December 31, 1997 and 1996, accumulated amortization related to the revaluation of these supplies totaled $177,000. Subsequent to year-end, an additional $2,639,000 was advanced to the Manager for working capital needs at the Hotel (see Note 8).

  The Partnership is required to maintain the Hotel in good repair and condition. Pursuant to the Agreement, annual contributions to a property improvement fund provide for the replacement of furniture, fixtures and equipment. Annual contributions to the fund equaled 4% of gross Hotel sales through June 1995 and 5% thereafter. Total contributions to the property improvement fund for the years ended December 31, 1997, 1996, and 1995 were $3,929,000, $4,122,000 and $3,302,000, respectively.

NOTE 7. LAND LEASE

  On the Closing Date, AMMLP acquired the Land on which the Hotel is located from Ivy for $10 million. AMMLP has leased the Land to Ivy for a period of 99 years. Annual rent was equal to 5% of annual gross room sales from the Hotel. Ivy had an option to repurchase the Land at any time through 1999. Through 1995, the option price was $25 million and for the ensuing four years the option price will be adjusted for changes in the Consumer Price Index. At December 31, 1997 and 1996, the option price was $26,500,000 and $25,825,000, respectively. Total rentals under the lease, which were eliminated in consolidation, were $2,705,000 in 1997, $2,806,000 in 1996 and $2,526,000 in
1995.

  Subsequent to year-end, the Land lease was terminated (see Note 8) because the Land was contributed to a subsidiary of Ivy.

NOTE 8. SUBSEQUENT EVENTS

 Bankruptcy Remote Entity

  To facilitate the refinancing of AMMLP's Mortgage Debt, on January 29, 1998 the Hotel and the Land were conveyed to a special purpose, bankruptcy remote entity, HMA Realty Limited Partnership ("HMA"). The sole general partner of HMA with a 1% interest, is HMA-GP, Inc., a wholly-owned subsidiary of Ivy. The sole limited partner, with a 99% interest, is Ivy.

 Mortgage Debt

  On the New Maturity Date, the following transactions occurred:

  . HMA obtained new 12-year first mortgage financing of $164 million (the
    "New Mortgage Debt") which, together with $35 million from the additional $69 million capital contributed by the General Partner were used to pay the maturing Mortgage Debt. The New Mortgage Debt is nonrecourse to HMA, bears interest at a fixed rate of 7.4% and will require monthly payments of principal and interest calculated to fully amortize the loan over 25 years resulting in annual debt service of $14.1 million for 1998 and $14.4 million annually until the end of the 12-year term.

                            Atlanta Marquis Supp-62

  . Host Marriott waived its existing right to priority repayment of the $20.1 million in prior non-interest bearing Interest Guarantee advances to Ivy and restructured such advances as a loan with a 15 year term (interest only for the first five years) bearing interest at a rate of 9% per annum (the "Term Loan"). Payments are due monthly in arrears from cash available after payment of debt service on the New Mortgage Debt. Upon a sale of the Hotel, the Term Loan will accelerate and become due and payable.

  . The outstanding amount of the Interest Guarantee of $10.4 million and related interest was repaid to Host Marriott.

  . The $30 million Principal Guarantee provided by Host Marriott was eliminated.

  . The Partnership distributed funds to Class A limited partners of approximately $5,000 per Partnership Unit. This distribution represented the excess of the Partnership's reserve after payment of a majority of the transaction costs related to the Mortgage Debt refinancing.

  As part of the refinancing, HMA was required to establish certain reserves which are held by an agent of the lender including:

  . $3.6 million debt service reserve--This reserve is equal to three months of debt service.

  . $10.1 million deferred maintenance and capital expenditure reserve--This reserve will be expended for capital expenditures for repairs to the facade of the Hotel as well as various renewals and replacements and site improvements.

  . $7.5 million rooms refurbishment reserve--This reserve will be expended to refurbish the remaining 711 rooms and 16 suites at the Hotel which have not already been refurbished.

  . $1.3 million tax and insurance reserve--This reserve will be used to pay real estate tax and insurance premiums for the Hotel.

  In addition, HMA advanced an additional $2,639,000 to the Manager for working capital needs and used the remaining cash to pay transaction costs associated with the refinancing.

 New Management Agreement

  To facilitate the refinancing effective January 3, 1998, a new management agreement (the "New Management Agreement") was entered into by HMA and the Manager. The New Agreement expires on July 1, 2010 and is renewable at the Manager's option for five additional 10-year terms. Pursuant to the terms of the New Management Agreement, no incentive management fees are payable to the Manager with respect to the first $29.7 million of operating profit (the "Owner's Priority"). Thereafter, the Manager will receive 20% of the profit in excess of such Owner's Priority. The amount of the Owner's Priority will not be reduced but may be increased to take into account additional capital contributions by the General Partner or its affiliates. As part of the New Management Agreement, all accrued incentive management fees amounting to $4.5 million were waived by the Manager and the Partnership's accrued liability was written off in 1998.

 Land Lease

  As part of the Merger transactions, the Partnership contributed the Land to a subsidiary of Ivy. This transaction terminated the Land lease and resulted in cessation of Land lease payments from Ivy to the Partnership. The Partnership received a credit to its capital account in Ivy of $26.5 million in consideration of the Land contribution. For financial reporting purposes the Land will continue to be carried at its historical purchase cost of $10 million as required by generally accepted accounting principles.

 New Partnership Agreement

  AMMLP's partnership agreement was amended (the "AMMLP-II Partnership Agreement") as a result of the Merger to incorporate the following revisions:

    (i) a revised provision regarding a sale of the Hotel to permit the Partnership to sell the Hotel to an unaffiliated third party without the consent of the limited partners;

                            Atlanta Marquis Supp-63

    (ii) a revised provision limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates to have full voting rights with respect to all Partnership Units currently held by or acquired by the General Partner and its affiliates;

    (iii) extinguishment of the original Class B limited partner interest held by the General Partner and replacement of it with a new Class B interest which is entitled to a 13.5% cumulative, compounded annual return;

    (iv) addition of a mechanism that allows the Class B limited partner to contribute up to an additional $20 million should the Hotel require additional funding (such contribution would also be entitled to the 13.5% return discussed above);

    (v) a revised right of removal of the General Partner clause so that an affirmative vote of 66 2/3% would be needed to effect a removal of the General Partner and;

    (vi) a revision of AMMLP's allocations and distributions such that Partnership cash available for distribution is generally allocated as follows:

      (a) to the General Partner, until the General Partner has received a 13.5% cumulative compounded annual return on its Class B invested capital,

      (b) to the General Partner and Class A limited partners, until the General Partner and the Class A limited partners have received a non-cumulative, non-compounded annual return of 5% on their initial investment in AMMLP-II, and

      (c) thereafter, in proportion to total invested capital through completion of the Restructuring Transactions of approximately 41% to limited partners and 59% to the General Partner; and

    (vii) a revision of AMMLP's allocations and distributions such that Partnership sale or refinancing proceeds are generally allocated as follows:

      (a) to the General Partner, until the General Partner has received a 13.5% cumulative compounded annual return on its Class B invested capital,

      (b) to the General Partner and Class A limited partners, until the General Partner and the Class A limited partners have received a non-cumulative, non-compounded annual return of 5% on their initial investment in AMMLP-II,

      (c) to the General Partner, until its Class B invested capital of up to $75 million has been fully returned, taking into account all distributions to such Partners following the effective date of the Restructuring Transactions (other than the approximately $5,000 per Partnership Unit distributed as part of the Restructuring
    Transactions),

      (d) to the General Partner and Class A limited partners until they have received a cumulative, compounded return on their original invested capital of 5% per annum from the effective date of the Restructuring Transactions,

      (e) to the General Partner and Class A limited partners, until such partners' original invested capital of $536,000 and $53,000,000, respectively, has been fully returned, and

      (f) thereafter, in proportion to total invested capital through completion of the Restructuring Transactions of approximately 41% to limited partners and 59% to the General Partner.

  As a result of the approval of the Merger, the AMMLP-II Partnership Agreement became effective December 31, 1997.

 Ivy Partnership Agreement

  In conjunction with the Merger transactions, the Ivy partnership agreement was amended to incorporate the following revisions: (i) provide that the $75 million contributed by the General Partner of the Partnership to Ivy will be entitled to receive an annual preferred return equal to 13.5% compounding to the extent unpaid; (ii) provide that the Land, after contribution by the Partnership to Ivy at an agreed upon value of $26.5 million, will be entitled to receive an annual compounding preferred return equal to 10%, after payment of the 13.5% return described above; and (iii) allows the Partnership the unilateral right, as managing general partner of Ivy, to make most major decisions on behalf of Ivy, including, without limitation, the sale or other disposition of the Hotel, except where such disposition is to a party related to Host Marriott or an affiliate of Host Marriott.

                            Atlanta Marquis Supp-64

        ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                FIRST TWO QUARTERS
                                --------------------
                                  1998       1997
                                ---------  ---------
HOTEL REVENUES
  Rooms.......................  $  26,909  $  27,710
  Food and beverage...........     12,269     13,254
  Other.......................      2,779      2,800
                                ---------  ---------
                                   41,957     43,764
                                ---------  ---------
OPERATING COSTS AND EXPENSES
  Property-level costs and
   expenses
    Rooms.....................      5,536      5,752
    Food and beverage.........      8,186      8,370
    Other departmental costs
     and deductions...........      9,175      9,469
                                ---------  ---------
      Total property-level
       costs and expenses.....     22,897     23,591
                                ---------  ---------
  Depreciation................      2,891      2,349
  Property taxes and other....      1,923      1,707
  Base management fees........      1,259      1,311
  Incentive management fees...         90      1,998
                                ---------  ---------
                                   29,060     30,956
                                ---------  ---------
OPERATING PROFIT..............     12,897     12,808
  Interest expense............     (7,964)   (10,862)
  Interest income.............        154        379
                                ---------  ---------
NET INCOME BEFORE
 EXTRAORDINARY ITEMS..........      5,087      2,325
EXTRAORDINARY ITEMS
  Gain on extinguishment of
   debt.......................         19        --
  Gain on forgiveness of
   incentive management fees..      4,155        --
                                ---------  ---------
NET INCOME....................  $   9,261  $   2,325
                                =========  =========
ALLOCATION OF NET INCOME
  General Partner.............  $     --   $      23
  Class A Limited Partners....        --       2,302
  Class B Limited Partner.....      9,261        --
                                ---------  ---------
                                $   9,261  $   2,325
                                =========  =========
NET INCOME PER CLASS A LIMITED
 PARTNER UNIT (530 Units).....  $     --   $   4,343
                                =========  =========

           See Notes to Condensed Consolidated Financial Statements.

                            Atlanta Marquis Supp-65

        ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        JUNE 19,   DECEMBER 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (UNAUDITED)
                        ASSETS
Property and equipment, net...........................  $164,005     $165,372
Due from Marriott International, Inc..................     7,434        4,425
Property improvement fund.............................     3,357        2,756
Deferred financing costs, net of accumulated
 amortization.........................................     3,174          321
Restricted cash reserves..............................    25,031          --
Cash and cash equivalents.............................     6,191       21,502
                                                        --------     --------
                                                        $209,192     $194,376
                                                        ========     ========
     LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
LIABILITIES
  Mortgage debt.......................................  $163,232     $199,019
  Due to Host Marriott Corporation under Original Debt
   Service Guarantee and Commitment and Interest
   Guarantee..........................................       --        30,524
  Term loan payable to Host Marriott Corporation......    20,134          --
  Due to Marriott International, Inc..................       133        4,198
  Accounts payable and accrued expenses...............     2,190       12,743
                                                        --------     --------
    Total Liabilities.................................   185,689      246,484
                                                        --------     --------
PARTNERS' CAPITAL (DEFICIT)
  General Partner.....................................      (520)        (520)
  Class A Limited Partners............................   (60,238)     (57,588)
  Class B Limited Partner.............................    84,261        6,000
                                                        --------     --------
  Total Partners' Capital (Deficit)...................    23,503      (52,108)
                                                        --------     --------
                                                        $209,192     $194,376
                                                        ========     ========


           See Notes to Condensed Consolidated Financial Statements.

                            Atlanta Marquis Supp-66

        ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                FIRST TWO
                                                                QUARTERS
                                                            ------------------
                                                              1998      1997
                                                            ---------  -------
OPERATING ACTIVITIES
  Net income............................................... $   9,261  $ 2,325
  Net extraordinary items..................................    (4,174)     --
                                                            ---------  -------
  Income before extraordinary items........................     5,087    2,325
    Noncash items..........................................     2,994    3,567
    Changes in operating accounts..........................   (12,990)   9,176
                                                            ---------  -------
      Cash (used in) provided by operating activities......    (4,909)  15,068
                                                            ---------  -------
INVESTING ACTIVITIES
  Working capital provided to Marriott International,
   Inc.....................................................    (2,639)     --
  Additions to property and equipment, net.................    (1,524)  (1,109)
  Change in property improvement fund......................      (601)  (1,201)
                                                            ---------  -------
      Cash used in investing activities....................    (4,764)  (2,310)
                                                            ---------  -------
FINANCING ACTIVITIES
  Proceeds from mortgage debt..............................   164,000      --
  Repayment of mortgage debt...............................  (199,768)     --
  Capital contributions from General Partner for Class B
   Limited Partnership Interest............................    69,000      --
  Changes in restricted lender reserves....................   (22,873)     --
  Repayments under Original Debt Service Guarantee and
   Commitment and Interest Guarantee to Host Marriott
   Corporation.............................................   (10,390)     --
  Payment of financing costs...............................    (2,957)     --
  Capital distributions....................................    (2,650)     --
                                                            ---------  -------
      Cash used in financing activities....................    (5,638)     --
                                                            ---------  -------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...........   (15,311)  12,758
CASH AND CASH EQUIVALENTS at beginning of period...........    21,502    5,601
                                                            ---------  -------
CASH AND CASH EQUIVALENTS at end of period................. $   6,191  $18,359
                                                            =========  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest................ $  19,127  $   662
                                                            =========  =======

           See Notes to Condensed Consolidated Financial Statements.

                            Atlanta Marquis Supp-67

       ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed consolidated financial statements have been prepared by the Atlanta Marriott Marquis II Limited Partnership (the "Partnership" and "AMMLP-II") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed consolidated financial statements should be read in conjunction with the Partnership's consolidated financial statements and notes thereto included in the Partnership's Form 10-K for the year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998, the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  Through December 31, 1997, for financial reporting purposes the net income/(loss) of the Partnership was allocated 99% to the limited partners and 1% to Marriott Marquis Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). As reported in the Partnership's Form 10-K for the fiscal year ended December 31, 1997, Atlanta Marriott Marquis Limited Partnership's ("AMMLP") partnership agreement was amended as a result of the Merger to incorporate a revision of AMMLP's allocations and distributions such that Partnership net income is generally allocated (i) to the General Partner, until the General Partner has received a 13.5% cumulative compounded annual return on its Class B invested capital,
(ii) to the General Partner and Class A limited partners, until the General Partner and the Class A limited partners have received a non-cumulative, non-compounded annual return of 5% on their initial investment in the Partnership, and (iii) thereafter, in proportion to total invested capital through completion of the merger transactions of approximately 41% to limited partners and 59% to the General Partner. Net losses are generally allocated in proportion to the partners capital accounts. Significant differences exist between the net income/(loss) for financial reporting purposes and the net income/(loss) reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives for the assets, and differences in the timing of the recognition of 1997 incentive management fee expense.

  Through December 31, 1997, AMMLP owned an 80% general partnership interest in Ivy Street Hotel Limited Partnership ("Ivy") which owned the Atlanta Marriott Marquis Hotel (the "Hotel"). The Partnership also owned the land (the "Land") on which the Hotel is located. On December 31, 1997 AMMLP merged (the "Merger") with and into the Partnership. The Merger of AMMLP and the Partnership was treated as a reorganization of affiliated entities and AMMLP's basis in its assets and liabilities were carried over. On January 29, 1998, the Hotel and the Land were conveyed to a special purpose, bankruptcy remote entity, HMA Realty Limited Partnership ("HMA"). The sole general partner of HMA with a 1% interest, is HMA-GP, Inc., a wholly-owned subsidiary of Ivy. The sole limited partner, with a 99% interest, is Ivy. The Partnership consolidates Ivy and HMA, and all significant intercompany transactions and balances between the Partnership, Ivy and HMA have been eliminated. In 1990, the Partnership determined that the probability of collecting the receivable from the minority partner in Ivy was remote. Thus, the Partnership wrote off this receivable and is now recording 100% of the income/(loss) of Ivy until excess income allocated to the Partnership equals the excess losses previously recorded by the Partnership.

  2. Certain reclassifications were made to the prior year financial statements to conform to the 1998 presentation.

                            Atlanta Marquis Supp-68

       ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

  3. The Partnership's revenues represent gross sales generated by the Partnership's hotel. Hotel property-level costs and expenses reflect all property-level costs and expenses. Total hotel sales less hotel property-level costs and expenses equals house profit which reflects the net revenues flowing to the Partnership as property owner. As discussed below, the Partnership previously recorded only the house profit generated by the Partnership's hotel properties as revenues,

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 on its financial statements and has determined that EITF 97-2 requires that the Partnership include property-level revenues and operating costs and expenses of its hotels in its statement of operations. The Partnership was required to apply EITF 97-2 on January 3, 1998 to the modified management agreement with Marriott International, Inc. The Partnership has given retroactive effect to the adoption of EITF 97-2 in the accompanying consolidated statement of operations. The adoption of EITF 97-2 increased both revenues and operating costs and expenses by $22.9 million and $23.6 million in first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

  The statements of operations for the first and second quarter of 1998 included in the Partnership's Form 10-Q filings did not reflect hotel sale and property-level expenses. These financial statements have been amended to conform to the presentation of sales and expenses in the financial statements included herein.

  4. On February 2, 1998, HMA obtained new 12-year first mortgage financing of $164 million which, together with $35 million from the additional $69 million capital contributed by the General Partner, was used to pay the mortgage debt. The mortgage debt is nonrecourse to HMA, bears interest at a fixed rate of 7.4% and requires monthly payments of principal and interest calculated to fully amortize the loan over 25 years. Annual debt service on the new mortgage debt is $14.1 million for 1998 and $14.4 million annually until the end of the 12-year term.

  5. To facilitate the refinancing, effective January 3, 1998, a new management agreement was entered into by HMA and the Manager. The new management agreement expires on July 1, 2010 and is renewable at the Manager's option for five additional 10-year terms. Pursuant to the terms of the new management agreement, no incentive management fees are payable to the Manager with respect to the first $29.7 million of operating profit (the "Owner's Priority"). Thereafter, the Manager will receive 20% of the profit in excess of such Owner's Priority. As part of the new management agreement, all accrued incentive management fees totaling $4.2 million were forgiven by the Manager. The Partnership recorded an extraordinary gain in conjunction with the forgiveness in the accompanying condensed consolidated financial statements.

  6. Pursuant to the terms of the Mortgage Debt, HMA was required to establish with the lender a separate reserve account for payments of insurance premiums and real estate taxes for the mortgaged property as a result of the credit rating of Marriott International, Inc. Thus, the Partnership has transferred $2.2 million into the reserve through June 19, 1998. The reserve is included in restricted cash reserves and the resulting tax and insurance liability is included in accounts payable and accrued expenses in the accompanying balance sheet.


                            Atlanta Marquis Supp-69

       ATLANTA MARRIOTT MARQUIS II LIMITED PARTNERSHIP AND SUBSIDIARIES

  Additionally, HMA was required to establish the following reserves which are classified as restricted cash reserves in the accompanying condensed consolidated balance sheet and are held by the agent of the lender including:

  . $3.6 million debt service reserve--This reserve is equal to three months of debt service.

  . $10.1 million deferred maintenance and capital expenditure reserve--This reserve will be expended for capital expenditures for repairs to the facade of the Hotel as well as various renewals and replacements and site improvements.

  . $7.5 million rooms refurbishment reserve--This reserve will be expended to refurbish the remaining 711 rooms and 16 suites at the Hotel which have not already been refurbished.

  7. On April 17, 1998, Host Marriott, parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating Partnership (the "Operating Partnership") and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Atlanta Marriott Marquis II Limited Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current Partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission on June 2, 1998. Limited Partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                            Atlanta Marquis Supp-70

                              HOST MARRIOTT, L.P.
                            HMC MERGER CORPORATION

                     SUPPLEMENT DATED OCTOBER 8, 1998 FOR
      PROSPECTUS/CONSENT SOLICITATION STATEMENT DATED OCTOBER 8, 1998 FOR
          MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

  On the terms described in the Prospectus/Consent Solicitation Statement (the "Consent Solicitation"), dated October 8, 1998, of which this Supplement (the "Supplement") is a part, Host Marriott Corporation ("Host") has adopted a plan to restructure its business operations so that it will qualify as a real estate investment trust ("REIT"). As part of this restructuring (the "REIT Conversion"), Host and its consolidated subsidiaries will contribute their full-service hotel properties and certain other businesses and assets to Host Marriott, L.P. (the "Operating Partnership") in exchange for units of limited partnership interest in the Operating Partnership ("OP Units") and the assumption of liabilities. The sole general partner of the Operating Partnership will be HMC Merger Corporation, a Maryland corporation to be renamed "Host Marriott Corporation" ("Host REIT"), the entity into which Host will merge as part of the REIT Conversion. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000).

  As part of the REIT Conversion, the Operating Partnership is proposing to acquire by merger (the "Mergers") Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., a Rhode Island limited partnership ("Chicago Suites" or the "Partnership"), and up to seven other limited partnerships (the "Partnerships") that own full-service hotels in which Host or its subsidiaries are general partners. As more fully described in the Consent Solicitation, limited partners of those Partnerships that participate in the Mergers will receive OP Units in exchange for their partnership interests in such Partnerships (with respect to the Partnerships, those limited partners of the Partnerships who are unaffiliated with Host are referred to herein as the "Limited Partners," and with respect to Chicago Suites, the "Chicago Suites Limited Partners"). Chicago Suites Limited Partners may elect to exchange such OP Units received in connection with the Merger for either shares of common stock, par value $.01 per share, of Host REIT ("Common Shares") or unsecured 6.56% Callable Notes due December 15, 2005 issued by the Operating Partnership ("Notes"). Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares (the "Unit Redemption Right").

  The number of OP Units to be allocated to Chicago Suites will be based upon
(i) its Exchange Value (as defined herein) and (ii) the price attributed to an OP Unit following the Merger, determined as described herein (which, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be known at the time of voting. The number of Common Shares a Chicago Suites Limited Partner may elect to receive in connection with the Merger will equal the number of OP Units received. The principal amount of Notes that Chicago Suites Limited Partners may elect to receive in connection with the Merger will be based upon Chicago Suites' Note Election Amount (as defined herein). See "Determination of Exchange Value of Chicago Suites and Allocation of OP Units." The estimated Exchange Value and Note Election Amount set forth herein may increase or decrease as a result of various adjustments, and will be finally calculated shortly before the Effective Date. Pursuant to the Merger, Chicago Suites Limited Partners have an estimated Exchange Value of $33,133 per Partnership Unit and a Note Election Amount of $31,149 per Partnership Unit.

RISK FACTORS

  In deciding whether to approve the Merger, Chicago Suites Limited Partners should consider certain risks and other factors. The General Partner believes that Chicago Suites Limited Partners should particularly consider the following, which should be read in conjunction with the information in the Consent Solicitation under "Risk Factors" and "Federal Income Tax
Consequences:"


                             Chicago Suites Supp-1

  . Substantial Benefits to Related Parties. Host REIT and its subsidiaries will realize substantial benefits from the Mergers and the REIT Conversion, including savings from a substantial reduction in corporate-level income taxes expected as a result of the REIT Conversion. To the extent that such anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, such benefits will not be shared with the Limited Partners. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partner in connection with the Merger.

  . Absence of Arm's Length Negotiations. No independent representative was retained to negotiate on behalf of the Chicago Suites Limited Partners or the other Limited Partners. Although the General Partner has obtained the Appraisal and the Fairness Opinion from AAA, AAA has not negotiated with the General Partner or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the Chicago Suites Limited Partners or the other Limited Partners if such terms and conditions were the result of arm's length negotiations.

  . Other Conflicts of Interest. The Mergers, the REIT Conversion and the recommendations of the General Partner involve the following conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partner and Crestline. The General Partners, which are all subsidiaries of Host (except for PHLP, in which Host is the General Partner), must assess whether a Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships, including Chicago Suites, participate and Host REIT will benefit if the value of the OP Units received by the Limited Partners of Chicago Suites in the Merger is less than the value of their Partnership Interests. In addition, the terms of the Leases of the Hotels, including Chicago Suites' Hotel, will be determined by Host and the terms of the Partnership Agreement, including provisions which benefit Host REIT, have been determined by Host. Such conflicts may result in decisions that do not fully reflect the interests of all Limited Partners, including the Chicago Suites Limited Partners.

  . Adverse Tax Consequences to the General Partner of a Sale of Chicago
    Suites' Hotel. In past years, Chicago Suites has disproportionately allocated tax losses to the General Partner, with the result that if the Chicago Suites Hotel were to be sold in a taxable transaction, the General Partner (and thus Host) would incur a disproportionately larger tax gain than the Chicago Suites Limited Partners. Accordingly, the General Partner and Host have an additional conflict of interest in deciding the appropriate course of action for Chicago Suites with respect to its Hotel.

  . Uncertainties at the Time of Voting Include the Number of OP Units to be
    Received. There are several uncertainties at the time the Chicago Suites Limited Partners must vote on the Merger, including (i) the exact Exchange Value for Chicago Suites (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Merger, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50) and which, together with the Exchange Value, will determine the number of OP Units the Chicago Suites Limited Partners will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount is determined. For these reasons, the Chicago Suites Limited Partners cannot know at the time they vote on the Merger these important aspects of the Merger and they will not know the number of OP Units received in the Merger until approximately 25 trading days after the Merger.

  . Combined REVPAR for the Operating Partnership's Hotels is Significantly
    Less than the REVPAR for the Chicago Suites Hotel. The Operating Partnership's pro forma REVPAR for the First Two Quarters 1998 is significantly lower than the REVPAR attributable to Chicago Suites' Hotel for the same period.


                             Chicago Suites Supp-2

  . Cash Distributions May Exceed Cash Available for Distribution. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217 million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions.

  . Exchange Value May Not Equal Fair Market Value of Chicago Suites'
    Hotel. Each Chicago Suites Limited Partner who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such Chicago Suites Limited Partner's Partnership Interest. The determination of the Exchange Value of Chicago Suites involves numerous estimates and assumptions. There is no assurance that the Exchange Value of Chicago Suites will equal the fair market value of the Hotel and other assets contributed by Chicago Suites. See "Determination of Exchange Value of Chicago Suites and Allocation of OP Units."

  . Allocation of OP Units to Host REIT Is Different from Allocation of OP
    Units to the Partnerships. Following the REIT Conversion, Host REIT will own a number of OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers and the OP Units to be acquired from Limited Partners who elect to exchange OP Units for Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units, in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. The Partnerships will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and the Partnerships may result in Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Value of Chicago Suites and Allocation of OP Units."

  . Allocation of OP Units to the Blackstone Entities and the Private
    Partnerships Were Not Determined by the Exchange Value Methodologies. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquisition did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partners' interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the Chicago Suites Limited Partners and other Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  . Price of OP Units or Common Shares Might Be Less than the Fair Market
    Value of the Chicago Suites Limited Partners' Partnership Interests. The price of an OP Unit for purposes of the Merger will be equal to the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Merger (but it will not be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Merger. This could result in the Chicago Suites Limited Partners receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Merger or the fair market value of their Partnership Interests.


                             Chicago Suites Supp-3

  . Inability of Chicago Suites Limited Partners Who Retain OP Units to
    Redeem OP Units for One Year. Chicago Suites Limited Partners who retain OP Units received in the Merger will be unable to redeem such OP Units for one year following the Merger. Until then, Chicago Suites Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.

  . Current Host Common Stock Price Is Not Necessarily Indicative of the
    Price of Host REIT Common Shares Following the REIT Conversion. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and cash or other consideration to be distributed in connection with the REIT Conversion (the "Initial E&P Distribution")) and not solely the business and assets of Host REIT following the REIT Conversion. Host's current stock price also is affected by general market conditions.

  . Value of the Notes Will Be Less than the Exchange Value of Chicago
    Suites. In exchange for OP Units received in the Merger, each Chicago Suites Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest, which is based upon numerous assumptions and estimates. The deemed value of the OP Units to be received by the Chicago Suites Limited Partners will exceed the principal amount of the corresponding Notes (because the Exchange Value will be higher than the Note Election Amount) and there is no assurance that the Note a Chicago Suites Limited Partner receives will have a value equal to either (i) the fair market value of the Chicago Suites Limited Partner's share of the Hotel and other assets owned by Chicago Suites or (ii) the principal amount of the Note. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both Chicago Suites and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which rank equally with such Notes.

  . Timing of the REIT Conversion. Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. The deadline for consummation of the Merger is June 30, 1999, unless extended by mutual agreement of the Operating Partnership and the General Partner to a date no later than December 31, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share, but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated.

  . Fundamental Change in Nature of Investment; Potential
    Underperformance. The Merger and the REIT Conversion involve a fundamental change in the nature of a Chicago Suites Limited Partner's investment from holding an interest in Chicago Suites, which is a finite-life entity, has a fixed portfolio of one Hotel, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company with an expected portfolio of approximately 125 Hotels that (i) collects and distributes to its limited partners rents received from the Lessees (which will bear the risks and receive the direct benefits of the Hotels' operations), (ii) has the ability to acquire additional hotels and (iii) is able to reinvest proceeds from sales or refinancings of existing Hotels in other hotels. In addition, each Chicago Suites Limited Partner's investment will change from one that allows a Chicago Suites Limited Partner to receive a return of capital in the form of distributions from any net proceeds of a sale or refinancing of Chicago Suites' assets

                             Chicago Suites Supp-4
    to an investment in which a Chicago Suites Limited Partner who retains OP Units likely would realize a return of capital only through the exercise of the Unit Redemption Right. Those Chicago Suites Limited Partners who elect to receive Common Shares in connection with the Merger will hold an equity interest in a publicly traded REIT that (i) provides immediate liquidity, (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income, (iii) allows shareholders to influence management by participation in the election of directors and (iv) realizes substantial corporate tax savings as long as certain requirements are met. A Chicago Suites Limited Partner's share of the liquidation proceeds, if any, from the sale of the Chicago Suites Hotel could be higher than the amount realized upon exercise of the Unit Redemption Right, the sale of Common Shares received in connection with the Mergers or payments on any Note received by a Chicago Suites Limited Partner who elects to exchange his OP Units for such Note in connection with the Merger. An investment in the Operating Partnership or Host REIT may not outperform an investment in Chicago Suites. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  . Exposure to Market and Economic Conditions of Other Hotels. As a result of the Merger, Chicago Suites Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will own interests in a much larger enterprise with a broader range of assets than Chicago Suites individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners, including Chicago Suites Limited Partners, regardless of whether a particular Limited Partner previously was an investor in such affected assets. Chicago Suites owns discrete assets and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the Chicago Suites Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than the Hotel previously owned by Chicago Suites.

  . Chicago Suites Limited Partners Have No Cash Appraisal Rights. Chicago
    Suites Limited Partners who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  . Uncertainties as to the Size and Leverage of the Operating
    Partnership. The Chicago Suites Limited Partners cannot know at the time they vote on the Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger. In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership, but the Operating Partnership may, in turn, contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  . Lack of Control over Hotel Operations and Non-Controlled
    Subsidiaries. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the existing managers of the Hotels (the "Managers") pursuant to the existing long-term Management Agreements. The Operating Partnership will not operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only a limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. The Operating Partnership also will not own any of the voting stock of the Non-Controlled Subsidiaries, which may own, in the aggregate, up to 20% by value of the Operating Partnership's assets. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels and the Non-Controlled Subsidiaries to operate and manage their businesses.

  . Dependence upon Crestline. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of Host REIT's revenues. Crestline's financial

                             Chicago Suites Supp-5
    condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to holders of OP Units, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. As of June 19, 1998, on a pro forma basis, after giving effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  . Expiration of the Leases and Possible Inability to Find Other
    Lessees. The Leases generally will expire seven to ten years after the Effective Date and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution.

  . Requisite Vote of Chicago Suites Limited Partners Binds All Chicago
    Suites Limited Partners. For Chicago Suites, approval by a majority of the Partnership Interests of Chicago Suites that are eligible to be voted is required to approve the Merger and the related amendments to the partnership agreement, as described in "Voting Procedures--Required Limited Partner Vote and Other Conditions." Such approval will cause Chicago Suites to participate in the Merger and will bind all Chicago Suites Limited Partners, including Chicago Suites Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to the partnership agreement.

  . Inability to Obtain Third-Party Consents May Have a Material Adverse
    Effect. There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. The inability of Host, the Operating Partnership or Host REIT to obtain one or more of such consents may cause a default under cross-default provisions of the Company's principal credit facilities or otherwise have a material adverse effect on the Operating Partnership and Host REIT and thus could reduce the value of the OP Units and Common Shares.

  . Competition in the Lodging Industry. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry, in which virtually all of the Hotels operate, is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities. The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions, (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership.

  . Substantial Indebtedness of the Operating Partnership. The Operating
    Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities), which represents an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is capital intensive and it will have significant capital requirements in the future. The Operating Partnership's leverage level could

                             Chicago Suites Supp-6
    affect its ability to (i) obtain financing in the future, (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distributions to partners (including Host REIT), (iv) pursue its acquisition strategy or (v) compete effectively or operate successfully under adverse economic conditions.

  . No Limitation on Debt. There are no limitations in Host REIT's or the Operating Partnership's organizational documents which limit the amount of indebtedness either may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur.

  . Rental Revenues from Hotels Subject to Prior Rights of Lenders. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnerships (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and to make distributions to holders of OP Units (including Host
    REIT).

  . Ownership Limitations. No person or persons acting as a group may own, actually or constructively (as determined under the applicable Code provisions), (i) in excess of 9.8% of the number or value of outstanding Common Shares of Host REIT or (ii) in excess of 4.9% of the value of the OP Units (other than Host REIT and The Blackstone Group), subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances.

  . Anti-Takeover Effect of Certain Provisions of Host REIT's Charter and
    Bylaws, Maryland Law and the Shareholder Rights Plan. The Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, as well as provisions of Maryland law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Host REIT. These provisions could limit the price that certain investors might be willing to pay in the future for Common Shares. Certain of these provisions provide for a staggered board and allow Host REIT to issue, without shareholder approval, preferred shares or other stock having rights senior to those of the Common Shares. The Board of Directors also is authorized, without a vote of shareholders, to classify or reclassify unissued common or preferred shares into another class or series of shares. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. The Charter also provides that no person or persons acting as a group may own more than 9.8% (in number or value) of the outstanding shares of any class or series of shares of Host REIT. Host REIT also intends to adopt a Shareholder Rights Plan to replace the existing stockholder rights plan of Host. Host REIT also will become subject to the business combination and control share provisions under Maryland law. Marriott International, Inc. ("Marriott International") has the right to purchase up to 20% of each class of Host's outstanding voting stock at the then fair market value upon the occurrence of certain change of control (or potential change of control) events involving Host, which right will continue in effect after the Merger until June 2017, subject to certain limitations intended to protect the REIT status of Host REIT. See "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."

  . Effect of Subsequent Events upon Recognition of Gain. Even though the
    Chicago Suites Limited Partners (other than those who elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) generally are not expected to recognize significant taxable gain at the time of the Merger, there are a variety of events and transactions (including the sale of the Hotel currently owned by Chicago Suites or the reduction of indebtedness securing the Hotel) that could cause a Chicago Suites Limited Partner to recognize all or a part of the gain that otherwise has been deferred through the REIT Conversion. See "Federal Income Tax Consequences--Tax Treatment of Chicago Suites Limited Partners Who Hold OP Units Following the Merger." Certain Hotels (including the Blackstone Hotels) will be covered by agreements with third parties which will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. In addition, if Atlanta Marquis participates in the

                             Chicago Suites Supp-7

    Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Atlanta Marquis Hotel or to refinance the debt secured by such Hotel without compensating certain outside partners for the resulting adverse tax consequences. The partnership agreement of the Operating Partnership, which is substantially in the form attached to the Consent Solicitation as Appendix A (the "Partnership Agreement"), does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions). In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transactions) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units-- Sales of Assets."

  . Election to Exchange OP Units for Common Shares. A Chicago Suites Limited
    Partner who elects to receive Common Shares in exchange for his OP Units in connection with the Merger (the "Common Share Election") will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998). See "Federal Income Tax Consequences--Tax Treatment of Chicago Suites Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." A Chicago Suites Limited Partner who elects to receive Common Shares in connection with the Merger will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Merger).

  . Election to Exchange OP Units for Notes. A Chicago Suites Limited Partner who elects to receive a Note in exchange for his OP Units in connection with the Merger (the "Note Election") will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Merger (which currently is expected to occur on December 30, 1998). A Chicago Suites Limited Partner who receives a Note in connection with the Merger may be eligible to defer at least a portion of that gain under the "installment sale" rules until principal on the Note is paid. See "Federal Income Tax Consequences--Tax Treatment of Chicago Suites Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  . Failure of Host REIT to Qualify as a REIT for Tax Purposes. Taxation of
    Host REIT as a corporation if it fails to qualify as a REIT, and Host REIT's subsequent liability for federal, state and local taxes on its income and property, would, among other things, have the effect of reducing cash available for distribution to Host REIT's shareholders and materially reducing the value of the Common Shares and OP Units.

  . Failure of the Operating Partnership to Qualify as a Partnership for Tax
    Purposes. Taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership and the Operating Partnership's subsequent liability for federal, state and local income taxes would, among other things, have the effect of reducing cash available for distribution to holders of OP Units and Common Shares, would cause Host REIT to fail to qualify as a REIT for tax purposes and would cause the holders of OP Units to recognize substantial taxable gain at the time the Operating Partnership ceases to qualify as a partnership.

  . Failure of the Leases to Qualify as Leases. If the Lease of the Hotel to the Lessee were to be disregarded for tax purposes (for example, because the Lease was determined to lack economic substance), Host REIT could fail to qualify as a REIT and the Operating Partnership might be treated as a corporation for federal income tax purposes, which would have a material adverse impact on the Chicago Suites Limited Partners and the value of the OP Units and the Common Shares.

  . Change in Tax Laws. No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification.

                             Chicago Suites Supp-8

  . Chicago Suites Limited Partners Need to Consult with Their Own Tax
    Advisors. Because the specific tax attributes of a Chicago Suites Limited Partner and the facts regarding such Chicago Suites Limited Partner's interest in Chicago Suites could have a material impact on the tax consequences to such Chicago Suites Limited Partner of the Merger (including the decision whether to elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) and the subsequent ownership and disposition of OP Units, Common Shares or a Note, it is essential that each Chicago Suites Limited Partner consult with his own tax advisors regarding the application of federal, foreign and state and local tax laws to such Chicago Suites Limited Partner's personal tax situation.

  . Effect of Possible Classification as a Publicly Traded Partnership on
    Passive Losses. There is a significant possibility that the Operating Partnership could be classified as a "publicly traded partnership," in which event the Chicago Suites Limited Partners would not be able to use suspended passive activity losses from other investments (including from Chicago Suites) to offset income from the Operating Partnership. It is estimated that each Chicago Suites Limited Partner who purchased his Partnership Interest at the time of the original offering of such Interests, has held such Partnership Interest continuously since that time and whose Partnership Interest has been his only investment in a passive activity, would have a passive activity loss carryforward as of December 31, 1998.

  . Host REIT's Substantial Deferred Tax and Contingent Liabilities. Host
    REIT will have substantial deferred tax liabilities attributable to Host's assets and operations that are likely to be recognized in the next ten years (notwithstanding Host REIT's status as a REIT), and the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur) whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

  Because REITs are not permitted under current federal income tax law to derive revenues directly from the operation of hotels, the Operating Partnership will lease the Hotels to lessees (the "Lessees") that will operate the Hotels under the existing management agreements and pay rent to the Operating Partnership, as more fully described in the Consent Solicitation. The Lessees generally will be wholly owned indirect subsidiaries of Crestline. Crestline, which currently is a wholly owned subsidiary of Host, will become a separate public company when Host or Host REIT distributes the common stock of Crestline and cash or other consideration to its existing shareholders and the Blackstone Entities in connection with the Initial E&P Distribution. Shares of Host REIT and Crestline will become separately traded securities and the companies will operate independently. There will be no overlap between the boards of Host REIT and Crestline. There will be a substantial overlap of shareholders of the two companies initially, but this overlap will diverge over time.

  MOHS CORPORATION (THE "GENERAL PARTNER"), THE GENERAL PARTNER OF CHICAGO SUITES, BELIEVES THAT THE MERGER PROVIDES SUBSTANTIAL BENEFITS AND IS FAIR TO THE CHICAGO SUITES LIMITED PARTNERS AND RECOMMENDS THAT ALL CHICAGO SUITES LIMITED PARTNERS VOTE FOR THE MERGER AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENT.

  The effects of the Mergers may be different for Limited Partners of the various Partnerships. This Supplement has been prepared to highlight for Chicago Suites Limited Partners the specific risks, benefits, effects and fairness of the Merger to them and to provide other information specific to Chicago Suites. Supplements have also been prepared for each of the other Partnerships. This Supplement, together with the supplements of the other Partnerships (collectively, the "Supplements"), are part of the Consent Solicitation. Upon receipt of a written request by a Limited Partner or his representative so designated in writing, the General Partner will send a copy of any Supplement without charge. All requests for a copy of a Supplement should be directed to: Investor Relations, 10400 Fernwood Road, Bethesda, Maryland 20817, telephone number 301-380-2070 (between the hours of 9:00 a.m. and 4:00 p.m., Eastern time).

                             Chicago Suites Supp-9

  All cross-references refer to the Consent Solicitation unless the context indicates otherwise. Capitalized terms not defined herein shall have the meaning set forth in the Consent Solicitation. The information contained herein, unless otherwise indicated, assumes the REIT Conversion (including the Blackstone acquisition) occurs with all Partnerships participating and no Common Shares or Notes being issued (the "Full Participation Scenario").

EXPECTED BENEFITS OF THE MERGER

  The General Partner believes that participating in the Merger would likely be beneficial to the Chicago Suites Limited Partners for the reasons set forth below. This information is qualified by and should be read in conjunction with the information in the Consent Solicitation under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers." These benefits, which should be viewed as alternatives to continuing the business and operations of Chicago Suites, are expected to include:

  . Exchange Value of Chicago Suites. Chicago Suites Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will receive OP Units or Common Shares with an estimated Exchange Value equal to $33,133 per Partnership Unit.

  . Liquidity. The REIT Conversion will offer Chicago Suites Limited Partners liquidity with respect to their investment in Chicago Suites because Chicago Suites Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Merger or, for Chicago Suites Limited Partners who retain OP Units, at any time commencing one year following the Effective Date, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host REIT Common Share). The exercise of the election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

  . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. Chicago Suites will not distribute any cash during 1998; therefore, the ability to receive distributions quarterly and in regular amounts would be enhanced. For additional information regarding historical and estimated future distributions for Chicago Suites and the other Partnerships, see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers."

  . Substantial Tax Deferral for Chicago Suites Limited Partners Not Electing to Exchange OP Units for Common Shares or Notes. The General Partner expects that Chicago Suites Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of Chicago Suites or a sale or other disposition of its assets in a taxable transaction. Thereafter, such Chicago Suites Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right or the Hotel currently owned by Chicago Suites is sold or otherwise disposed of in a taxable transaction by the Operating Partnership or the debt now secured by the Hotel is repaid, prepaid or substantially reduced. The federal income tax consequences of the Merger are highly complex and, with respect to each Chicago Suites Limited Partner, are dependent upon many variables, including the particular circumstances of such Chicago Suites Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Merger." Each Chicago Suites Limited Partner is urged to consult with his own tax advisors as to the consequences of the Merger in light of his particular circumstances.

  . Risk Diversification. Participation in the Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence of Chicago Suites Limited Partners upon the performance of, and

                            Chicago Suites Supp-10
    the exposure to the risks associated with, Chicago Suites' Hotel and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

  . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership generally will have a lower leverage to value ratio (approximately 62%), than Chicago Suites currently, which has a leverage ratio of 66% (calculated as a percentage of Exchange Value), resulting in interest and debt service savings and greater financial stability.

  . Growth Potential. The General Partner believes that the Chicago Suites
    Limited Partners, by directly or indirectly owning interests in a publicly traded real estate company focused primarily on a more diverse and growing upscale and luxury full-service hotel portfolio, will be able to participate in growth opportunities that would not otherwise be available to them.

  . Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a substantially greater equity value than Chicago Suites individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to Chicago Suites individually. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity, as compared to Chicago Suites individually.

  . Public Market Valuation of Assets. The Partnership Units of Chicago
    Suites currently trade at a discount to the net asset value of Chicago Suites' assets. The General Partner believes that by exchanging interests in Chicago Suites, which is a non-traded, finite-life limited partnership with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the Chicago Suites Limited Partners will have the opportunity to participate in the recent trend toward ownership of real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the Chicago Suites Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.

  If Chicago Suites does not participate in the Merger, its business will continue in its current manner; however, the Operating Partnership may elect to contribute some or all of its interest in Chicago Suites to a Non-Controlled Subsidiary.

DETERMINATION OF EXCHANGE VALUE OF CHICAGO SUITES AND ALLOCATION OF OP UNITS

  GENERAL. The Exchange Value of Chicago Suites will be equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partner has retained AAA to determine the market value of the Hotel as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of Chicago Suites equals the Appraised Value of its Hotel, adjusted as of the Final Valuation Date for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The "Continuation Value" of Chicago Suites represents
    AAA's estimate, as adopted by the General Partner, of the discounted present value, as of January 1, 1998, of the Chicago Suites limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that Chicago Suites continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

                            Chicago Suites Supp-11

  . Liquidation Value. The "Liquidation Value" of Chicago Suites represents the General Partner's estimate of the net proceeds to Chicago Suites limited partners resulting from the assumed sale as of December 31, 1998 of the Hotel of Chicago Suites, at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value), less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

  Final determination of the Exchange Value of Chicago Suites will be made as of the end of the four week accounting period ending at least 20 days prior to the Effective Date (the "Final Valuation Date") and will be equal to the greatest of Adjusted Appraised Value, Continuation Value and Liquidation Value as of such date. Adjusted Appraised Value, Continuation Value and Liquidation Value will be adjusted as of the Final Valuation Date (i) to reflect the amount of lender and capital expenditure reserves and the amount of deferred management fees as of such date, (ii) to increase the Adjusted Appraised Value by any amounts actually expended by Chicago Suites after the Initial Valuation Date to perform deferred maintenance that were previously subtracted in determining the estimated Adjusted Appraised Value of Chicago Suites and (iii) to reflect any changes in Chicago Suites' other reserves, such as for litigation expenses and indemnification costs and any revised estimates of transfer and recordation taxes and fees. The General Partner does not believe that any adjustments to the Exchange Value will be material; however, if any such changes are deemed to be material, the General Partner will provide the Chicago Suites Limited Partners an opportunity to change their vote on the Merger.

  APPRAISED VALUE. Chicago Suites' Hotel was appraised as of March 1, 1998 by AAA, an independent, nationally recognized hotel valuation and financial advisory firm experienced in the appraisals of lodging properties such as Chicago Suites' Hotel. The appraisal (the "Appraisal") was reviewed by a Member Appraisal Institute ("MAI") appraiser and certified by such MAI appraiser as having been prepared in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

  The purpose of the Appraisal is to provide an estimate of the "Market Value" of the Hotel. "Market Value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are equally motivated; (ii) both parties are well informed or well advised, and each is acting in what he considers his own best interest; (iii) a reasonable time frame is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. AAA made a site visit at Chicago Suites' Hotel for purposes of the Appraisal.

  In preparing the Appraisal, AAA relied primarily on the income capitalization method of valuation, and then compared the value estimated by this method with recent sales of comparable properties, as a check on the reasonableness of the value determined through the income capitalization method. AAA employed the following procedures for determining the Appraised Value of Chicago Suites' Hotel:

  . Historical 1997 and Projected Year's Earnings. AAA reviewed the historical 1997 net operating income (i.e., income before interest, taxes, depreciation and amortization) ("NOI") prior to incentive management fees and certain capital expenditures for the Hotel. AAA also prepared a projection of the net operating income prior to incentive management fees and certain capital expenditures for the Hotel for the twelve month period ending February 28, 1999 (the "Projected Year"), using historical financial information for the Hotel, budget information, a survey with the manager of the Hotel addressing the physical condition of the Hotel, local market conditions (including business mix, demand generators, future trends and predictability of business), changes in the competitive environment, comparison with

                            Chicago Suites Supp-12
    direct competitors of the Hotel and risk factors relating to the Hotel. The resulting gross margin (ratio of total revenues to NOI prior to incentive management fees) was checked against AAA's database of the gross margins for similar hotels for reasonableness.

  . Impact of Incentive Management Fees. AAA estimated a normalized annual amount of incentive management fees payable under the applicable management agreement and subtracted this amount from the net operating income prior to incentive management fees and certain capital expenditures for 1997 and the Projected Year.

  . Impact of Owner Funded Capital Expenditures. AAA estimated normalized annual amounts of owner funded capital expenditures (over and above the FF&E reserve) based in part on projected owner funded capital expenditures estimated in the Engineering Study. The normalized amounts were then subtracted from the NOI prior to owner funded capital expenditures for 1997 and the Projected Year.

  . Capitalization of Adjusted NOI. AAA then capitalized the amount resulting from the foregoing adjustments ("Adjusted NOI") for 1997 and the Projected Year by dividing such amounts by capitalization rates that AAA determined to be appropriate. A capitalization rate represents the relationship between net operating income and sales prices of income producing property. AAA selected the capitalization rates based upon its review of current published surveys reflecting the opinions of investors and participants such as REITs, hotel acquisition/management companies and pension funds, lenders, brokers and consultants as to current capitalization rates, and its own database of capitalization rates reflected in recent transactions, adjusted for factors specific to the Hotel, such as location, physical condition, reserve policies, local market volatility and competition, guest mix, renovation influences and other income characteristics. AAA used separate capitalization rates that it deemed appropriate to capitalize 1997 historical Adjusted NOI and estimated Projected Year's Adjusted NOI. AAA then estimated the value of the Hotel based upon each of the values estimated by capitalizing 1997 and Projected Year's Adjusted NOI and its professional judgment. The following table sets forth the effective capitalization rates for 1997 and Projected Year's Adjusted NOI resulting from AAA's estimated Appraised Value of Chicago Suites' Hotel.

RESULTING EFFECTIVE CAPITALIZATION RATES FOR APPRAISAL OF CHICAGO SUITES' HOTEL

                    PROJECTED YEAR
       1997   (ENDING FEBRUARY 28, 1999)
       ----   --------------------------
       9.4%              10.3%

  The resulting Appraised Value of Chicago Suites' Hotel, as estimated by AAA, is $34,300,000.

  . Comparison with Comparable Sales. AAA checked the Appraised Value of the
    Hotel derived by the foregoing procedures against its database of comparable sale transactions for reasonableness.

  Chicago Suites' Hotel was encumbered by a ground lease as of the date of the Appraisal. Accordingly, the Appraised Value of the Hotel has been decreased to reflect the encumbrance of the ground lease and the interest of the ground lessor in the operating cash flows of the Hotel. The Appraised Value assumes all contractual provisions for FF&E reserves are adequate and have not been reduced to reflect deferred maintenance or environmental remediation costs with respect to Chicago Suites' Hotel (but estimated deferred maintenance costs have been deducted in estimating the Adjusted Appraised Value of Chicago Suites' Hotel). The Appraised Value did not take into account the costs that might be incurred in selling the Hotel (but estimated costs for transfer and recordation taxes and fees have been deducted in estimating the Adjusted Appraised Value of the Hotel).

  The Appraisal is not a guarantee of present or future values and no assurance can be given as to the actual value of Chicago Suites' Hotel. The Appraisal should be read in conjunction with other information, such as, but not limited to, the audited financial statements of Chicago Suites.

                            Chicago Suites Supp-13

  The Appraised Value, and the assumptions underlying the projections on which the Appraised Value is based, are contingent upon a series of future events, the outcomes of which are not necessarily within the Operating Partnership's control and cannot be determined at this time. There can be no assurance that another appraiser would not have arrived at a different result. Some of the assumptions inevitably will not materialize and unanticipated events and circumstances will occur subsequent to the date of the Appraisal. Furthermore, the actual results achieved from Chicago Suites' Hotel will vary from the results projected in the Appraisal and the variations may be material.

  ADJUSTED APPRAISED VALUE. The Adjusted Appraised Value of Chicago Suites was determined by making various adjustments to the Appraised Value of Chicago Suites' Hotel, as described below.

  . Mortgage and Other Debt. The estimated principal balance and accrued interest (including participating interest that would accrue as a result of the Merger) as of the Effective Date (assumed to be December 31, 1998) of all mortgage and other debt of Chicago Suites has been subtracted from the Appraised Value.

  . Mark to Market Adjustment. The third-party loans of the Partnerships have various interest rates and terms to maturity. In order to reflect the market value of the third-party loans of Chicago Suites, the estimated Adjusted Appraised Value for Chicago Suites has been increased to "mark to market" the interest rate for such loans. This adjustment has been estimated by comparing the interest cost using the applicable interest rates on existing third-party loans over their remaining term to the interest cost using the interest rate that the Operating Partnership believes it would be able to obtain for unsecured debt in the market as of the Final Valuation Date (which would have been 8.0% per annum based on a 350 basis point (3.50%) spread over the yield on seven-year U.S. Treasury securities as of September 29, 1998). The mark to market adjustment for each loan was calculated by determining the difference between the present values, as of December 31, 1998, of the interest payments over the remaining term of the loan from January 1, 1999 to maturity using the actual interest rate as the discount rate as compared to using the assumed market rate as the discount rate.

  . Deferred Maintenance Costs. The estimated cost to complete any deferred maintenance items identified in the Engineering Study relating to the Chicago Suites' Hotel has been subtracted from the Appraised Value. The adjustments for this item will be reduced at the Final Valuation Date to reflect amounts expended after the Initial Valuation Date to perform such deferred maintenance. No adjustments have been made for previously budgeted capital expenditures or deferred maintenance costs estimated in the Engineering Study that are reflected in the cash flow projections used for purposes of estimating the Appraised Value.

  . Transfer and Recordation Taxes and Fees. The estimated transfer and recordation taxes and fees required to be paid by Chicago Suites in connection with the Merger have been subtracted from the Appraised Value.

                            Chicago Suites Supp-14

  The following table sets forth the adjustments to the Appraised Value made to derive the estimated Adjusted Appraised Value for Chicago Suites as of the Initial Valuation Date.

     CALCULATION OF ESTIMATED ADJUSTED APPRAISED VALUE FOR CHICAGO SUITES
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

     Appraised Value.................................................. $ 34,300
     Mortgage debt....................................................  (22,284)
     Other debt.......................................................     (464)
     Mark to market adjustment........................................       94
     Deferred maintenance costs.......................................      (46)
     Transfer taxes...................................................     (274)
                                                                       --------
     Estimated Adjusted Appraised Value............................... $ 11,326
                                                                       ========
     Estimated General Partner's share................................ $    113
     Estimated total Limited Partners' share(1)....................... $ 11,213
     Per Partnership Unit............................................. $ 33,133

--------
(1) Includes 1% owned by a limited partner who is not a holder of any of the 335 outstanding Partnership Units.

  CONTINUATION VALUE. AAA estimated the Continuation Value of Chicago Suites using the following methodology:

  . Estimated Future Cash Distributions. AAA prepared estimates of future partnership cash flow for Chicago Suites for the 12-year period from January 1, 1998 through December 31, 2009 based upon the estimated 1998 NOI before incentive management fees used in the Appraisal and for each subsequent year applying an assumed annual stabilized growth rate (as shown in the table below) developed by AAA for this analysis. For each year in the projection period, AAA estimated the amount of cash available for distribution to Chicago Suites' limited partners after payment of all management fees, debt service, owner funded capital expenditures based on the Engineering Study and other partnership expenses and after application of the applicable partnership agreement provisions. AAA assumed that Chicago Suites FF&E reserve was adequate and understood that Host determined that there were no reserve shortfalls or surpluses.

  . Refinancing Assumptions. AAA assumed that Chicago Suites' first mortgage loan, which matures in 2001, would be refinanced with interest rate at 7.25% per annum and a 20-year amortization schedule, with estimated refinancing costs of 2% of the refinanced amount being paid from operating cash flow.

  . Determination of Residual Value. To estimate the residual value of the Chicago Suites limited partners' interest in Chicago Suites at the end of the 12-year period, AAA assumed that the Hotel would be sold as of December 31, 2009 at its then market value. AAA estimated the market value of the Hotel as of such date by applying an exit capitalization rate that it deemed appropriate, using the factors described above in connection with the "--Appraised Value," which are set forth in the table below, to the estimated Adjusted NOI for 2009 (estimated as described above). AAA then subtracted estimated sales costs of 2% of the estimated market value, added lender reserves and subtracted the estimated outstanding principal balance of debt as of December 31, 2009 and deferred management fees to arrive at net sales proceeds available for distribution to Chicago Suites' partners. AAA then determined what portion of such estimated net sales proceeds would be distributable to Chicago Suites' limited partners under the partnership and debt agreements.

  . Discounting Distributions to Present Value. As a final step, AAA discounted the estimated future cash distributions to Chicago Suites limited partners from operations and estimated net sales proceeds to their present value as of January 1, 1998, using a discount rate of 20% per annum. AAA believes that this discount rate reflects the return on investment that investors expect from leveraged investments of this nature.

  While the 12-year period used by AAA is somewhat arbitrary and other firms may have used a different time period, the 12-year period was selected by AAA because it corresponds to the time period used in the

                            Chicago Suites Supp-15

Engineering Study to estimate owner funded capital expenditures. AAA and the General Partner believe that such 12-year period is within the accepted range of time periods used in valuations similar to the Continuation Value.

  The growth rate and exit capitalization rate used to determine the estimated Continuation Value for Chicago Suites are as set forth below:

                     GROWTH RATE, EXIT CAPITALIZATION RATE
              AND ESTIMATED CONTINUATION VALUE FOR CHICAGO SUITES
          (DOLLARS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

                                        ESTIMATED      ESTIMATED        ESTIMATED            ESTIMATED
             EXIT CAPITALIZATION RATE  CONTINUATION     GENERAL          LIMITED         CONTINUATION VALUE
GROWTH RATE           (2009)              VALUE     PARTNER'S SHARE PARTNERS' SHARE(1) (PER PARTNERSHIP UNIT)
-----------  ------------------------- ------------ --------------- ------------------ ----------------------
   3.7%                 9.9%              $8,962         $558             $8,404              $24,184

--------
(1)Includes 1% owned by a Limited Partner who is not a holder of any of the 335 outstanding Partnership Units.

  LIQUIDATION VALUE. The Liquidation Value of Chicago Suites was estimated by the General Partner and represents the estimated value of Chicago Suites if all of its assets were sold as of December 31, 1998. Such value was based upon the Adjusted Appraised Value of Chicago Suites, with the following adjustments: (i) the "mark to market" adjustment used to estimate the Adjusted Appraised Value was eliminated and instead prepayment or defeasance costs that would be payable under existing debt agreements (regardless of whether the debt in fact can be prepaid on December 31, 1998) were deducted from the Appraised Value and (ii) the deduction for transfer and recordation taxes and fees used to estimate the Adjusted Appraised Value was eliminated and instead an amount equal to 2.5% of the Appraised Value of Chicago Suites Hotel was subtracted from the Appraised Value for estimated liquidation costs, expenses and contingencies. The General Partner then determined the portion of the estimated Liquidation Value that would be distributable to Chicago Suites limited partners under the terms of the partnership agreement and other contractual arrangements.

  The following table sets forth the adjustments made to the Adjusted Appraised Value to estimate the Liquidation Value of Chicago Suites as of the Initial Valuation Date:

         CALCULATION OF ESTIMATED LIQUIDATION VALUE OF CHICAGO SUITES
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

      Appraised Value................................................. $ 34,300
      Mortgage debt...................................................  (22,284)
      Other debt......................................................     (464)
      Deferred maintenance costs......................................      (46)
      Sales costs.....................................................     (858)
                                                                       --------
      Estimated Liquidation Value..................................... $ 10,648
                                                                       ========
      Estimated General Partner's share............................... $    107
      Estimated total Limited Partners' share(1)...................... $ 10,541
      Per Partnership Unit............................................ $ 31,149

--------
(1) Includes 1% owned by a Limited Partner who is not a holder of any of the 335 outstanding Partnership Units.

  ESTIMATED EXCHANGE VALUE. The following table sets forth the estimated Exchange Value of Chicago Suites (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum of OP Units to be received (based upon the maximum price of $15.50 per OP Unit) and the estimated Note Election Amount for Chicago Suites, all on a per Partnership Unit basis as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units will equal the number of OP Units exchanged. The estimated Note Election Amount for Chicago Suites (which

                            Chicago Suites Supp-16
will be received by Chicago Suites Limited Partners electing to receive Notes in exchange for OP Units) is equal to the Liquidation Value for Chicago Suites. The estimated values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated as of the Final Valuation Date but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the Chicago Suites Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be finally determined until such time.

                           ESTIMATED EXCHANGE VALUE,
              MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNT
                   OF CHICAGO SUITES PER PARTNERSHIP UNIT(1)

                                                              ESTIMATED
         ESTIMATED         ESTIMATED    ESTIMATED  ESTIMATED   MINIMUM     ESTIMATED
     ADJUSTED APPRAISED   CONTINUATION LIQUIDATION EXCHANGE   NUMBER OF  NOTE ELECTION
           VALUE             VALUE        VALUE    VALUE(2)  OP UNITS(3)   AMOUNT(4)
     ------------------   ------------ ----------- --------- ----------- -------------
          $33,133           $24,184      $31,149    $33,133     2,138       $31,149

--------
(1) A Partnership Unit in Chicago Suites represents an original investment of $35,000.
(2) The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.
(4) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").

  Price of OP Units to Pay Exchange Value to Chicago Suites Limited
Partners. Each Chicago Suites Limited Partner will receive in exchange for his Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of such Chicago Suites Limited Partner's Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Mergers (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). Thus, if the 20-day average trading price is less than $9.50, the price per OP Unit in the Merger would be $9.50; and if such average trading price is greater than $15.50, the price per OP Unit in the Merger would be $15.50. The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The OP Units will be issued to the Chicago Suites Limited Partners promptly after the twentieth trading day following the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998).

  Chicago Suites Limited Partners at the Effective Date of the Merger who retain OP Units will receive cash distributions from Chicago Suites for all of 1998 and, if the Merger does not occur in 1998, any portion of 1999 prior to the Merger for which period they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by Chicago Suites in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Merger does not occur prior to January 1, 1999, within 90 days after the Effective Date of the Merger in respect of any 1999 operations. The General Partner of Chicago Suites does not expect that the Partnership will make any further distributions in respect of 1998 operations. Chicago Suites Limited Partners at the Effective Date of the Merger who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from Chicago Suites as Chicago Suites Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Merger and prior to the issuance of Common Shares to those Chicago Suites Limited Partners who elect to exchange their OP Units for Common Shares. Chicago Suites Limited

                            Chicago Suites Supp-17

Partners at the Effective Date of the Merger who receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distributions from Chicago Suites as Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  No fractional OP Units will be issued. Fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.

DETERMINATION OF VALUE OF THE GENERAL PARTNER'S INTERESTS IN CHICAGO SUITES AND ALLOCATION OF OP UNITS TO THE GENERAL PARTNER

  The value of the General Partner's interest will be determined in the same manner as the Exchange Value of the Chicago Suites Limited Partners' Partnership Interests by the same methodologies set forth above and giving effect to the applicable distribution provisions in the Chicago Suites partnership agreement. The number of OP Units that will be received by the General Partner will be equal to the value of its interest in Chicago Suites divided by the same price per OP Unit used to determine the number of OP Units to be received by the Chicago Suites Limited Partners.

  The following table sets forth the estimated value of the interest of the General Partner in Chicago Suites based upon the estimated aggregate Exchange Value of the Chicago Suites Limited Partners' Partnership Interests as of the Initial Valuation Date and the estimated minimum number of OP Units to be received by the General Partner in respect thereof.

                  ESTIMATED VALUE OF THE GENERAL PARTNER'S
                   INTEREST AND MINIMUM NUMBER OF OP UNITS
                  (IN THOUSANDS, EXCEPT NUMBER OF OP UNITS)

Aggregate Exchange Value............................................... $11,326
Limited partners' share of aggregate Estimated Exchange Value..........  11,213
                                                                        -------
Estimated value of the General Partner's interest...................... $   113
                                                                        -------
Estimated total value of interests of the General Partner.............. $   113
                                                                        =======
Estimated minimum number of OP Units(1)................................       7

--------
(1) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.

FAIRNESS ANALYSIS AND OPINION

FAIRNESS ANALYSIS

  The General Partner believes that the Merger provides substantial benefits and is fair to the Limited Partners of Chicago Suites and recommends that all Limited Partners of Chicago Suites consent to the Merger and the related amendments to the partnership agreement. The General Partner bases this recommendation primarily on (i) its view that the expected benefits of the Merger for the Chicago Suites Limited Partners outweigh the risks and potential detriments of the Merger to the Chicago Suites Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers" and "Risk Factors"), (ii) its view that the value of the OP Units allocable to the Chicago Suites Limited Partners on the basis of the Exchange Value established for Chicago Suites represents fair consideration for the Partnership Interests held by the Chicago Suites Limited Partners and is fair to the Chicago Suites Limited Partners from a financial point of view and
(iii) the Appraisal and Fairness Opinion of AAA. See "--Fairness Opinion."

  The Merger is not conditioned upon the consummation of any of the other Mergers. The General Partner has considered this fact in evaluating the fairness of the Merger. The General Partner believes that the fairness of the Merger will not be materially affected by the presence or absence of any other individual Partnership or

                            Chicago Suites Supp-18
by any particular combination of other Partnerships and that the Merger will be fair to the Chicago Suites Limited Partners, individually and as a whole, if it is consummated with any combination of other Participating Partnerships. The General Partner bases this belief primarily on the fact that the consideration to be paid to the Chicago Suites Limited Partners has been established based upon Chicago Suites' Exchange Value, without regard to any possible combination of other Partnerships.

  In reaching the conclusions implicit in the above recommendation, the General Partner has taken into account the following considerations, placing the greatest weight on the first two considerations:

  . The General Partner has concluded that the Exchange Value for Chicago
    Suites represents fair consideration for the Partnership Interests of the Chicago Suites Limited Partners in the Merger in relation to Chicago Suites because the Exchange Value is equal to the greatest of the Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which is an acceptable method for determining the fair market value of a Partnership's assets. The General Partner also has concluded that the Exchange Value established for the Chicago Suites Limited Partners fairly reflects the value of the assets held by Chicago Suites.

  . Chicago Suites Limited Partners who retain OP Units will be able to defer recognition of gain for tax purposes until such time as they choose to realize such gain based on their own personal circumstances.

  . The General Partner has concluded that the potential benefits of the Merger to the Chicago Suites Limited Partners, as described under "Background and Reasons for the Mergers and the REIT Conversion-- Reasons for the Mergers," outweigh the potential risks and detriments of the Merger for the Chicago Suites Limited Partners, as described in "Risk Factors."

  . The General Partner considered the maximum and minimum deemed values of OP Units established for purposes of the Merger. The General Partner noted that the maximum deemed value of the OP Units, which has the effect of establishing a minimum number of OP Units that Chicago Suites Limited Partners will receive in the Merger, supports the fairness of the Merger. With regard to the minimum deemed value of the OP Units, which has the effect of establishing a maximum number of OP Units that Chicago Suites Limited Partners will receive in the Merger, the General Partner concluded that such a provision is customary when there is a maximum exchange price and that the levels established for the minimum and maximum deemed values of the OP Units represent a reasonable allocation of the risk of fluctuation in the trading price of Host REIT Common Shares immediately following the Merger. The minimum value was set at a level that is less than the recent average trading price of Host common stock (after deducting an amount equal to the estimated per share Initial E&P Distribution to be made in connection with the REIT Conversion) and the maximum is higher than such adjusted trading price. The Merger Agreement limits the value of the distributions that Host and Host REIT can make to their shareholders and to the Blackstone Entities (through the Operating Partnership) prior to consummation of the Merger and provides that, if the Blackstone Acquisition is not consummated and as a result thereof the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share, then the maximum and minimum prices per OP Unit for purposes of the Mergers will be reduced by an amount equal to such excess distribution per share. Based upon these considerations and others, the General Partner concluded that the maximum and minimum deemed values of the OP Units support the fairness of the Merger to the Chicago Suites Limited Partners.

  . The General Partner considered the method of allocating the OP Units received by Chicago Suites in the Merger between the General Partner and the Chicago Suites Limited Partners. Because the OP Units are allocated in accordance with the distribution provisions in the Chicago Suites partnership agreement, the General Partner concluded that this method supports the fairness of the Merger to the Chicago Suites Limited Partners.

  . The General Partner considered the method of allocating the OP Units to be owned by Host REIT and its subsidiaries (including the General Partner) following the REIT Conversion (without taking into account any OP Units that may be acquired in connection with the Common Share Election). The number of OP Units to be owned by Host REIT and its subsidiaries will be equal to the number of shares of Host common stock outstanding at the time. Because the formation of the Operating Partnership is functionally

                            Chicago Suites Supp-19
   equivalent to the formation of a wholly owned subsidiary and reflects the one-for-one economic equivalence between shares of Host common stock and OP Units, the General Partner concluded that this method supports the fairness of the Merger to the Chicago Suites Limited Partners.

  . The Fairness Opinion, in the view of the General Partner, supports the fairness of the Merger, even though it includes qualifications, limitations and assumptions relating to its scope and other factors that Chicago Suites Limited Partners should consider carefully and does not conclude that the Exchange Value is the best price that could be obtained. The availability of the Fairness Opinion is particularly significant in light of the absence of arm's length negotiations in establishing the terms of the Merger.

  . The General Partner believes that the economic terms of the lease of the Chicago Suites Hotel are fair and reasonable from the standpoint of the Operating Partnership.

  . Host REIT will benefit from the operations of the Operating Partnership only to the extent of the distributions received based upon its percentage interest in the Operating Partnership to the same extent as the other limited partners. The General Partner believes that this is a factor supporting the fairness of the Merger to the Chicago Suites Limited Partners.

  . The General Partner believes that the value of the consideration to be received by the Chicago Suites Limited Partners in the Merger is fair in relation to the value which would be derived by such Limited Partners under any of the alternatives described under "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers," especially since the Exchange Value of Chicago Suites is equal to its Adjusted Appraised Value, which is the greatest of the Adjusted Appraised Value, the Continuation Value and the Liquidation Value and the historic prices paid for Chicago Suites Partnership Units. The General Partner does not believe that the sale of Chicago Suites' Hotel and liquidation of Chicago Suites would obtain for Chicago Suites' Limited Partners as much value as the value to be received by such Chicago Suites Limited Partners following the Merger. The General Partner believes that the following benefits are of the greatest value and importance to the Chicago Suites Limited Partners:

    . Liquidity. The Merger and the REIT Conversion will offer Chicago Suites Limited Partners liquidity with respect to their investment in Chicago Suites because Chicago Suites Limited Partners can receive freely tradeable Host REIT Common Shares in connection with the Mergers, or for Chicago Suites Limited Partners who elect to retain OP Units, at any time commencing one year following the Effective Date, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price per Host REIT Common Share of $12.50). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

    . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. Chicago Suites will not distribute any cash for 1998; therefore, the ability to receive distributions quarterly and in regular amounts would be enhanced. The ability to receive regular quarterly cash distributions on a pro rata basis also will mitigate the absence of any preferential distribution rights of the Chicago Suites Limited Partners under the partnership agreement of Chicago Suites.

    . Risk Diversification. Upon consummation of the REIT Conversion, each Chicago Suites Limited Partner's investment will be converted from an investment in Chicago Suites, which owns one hotel, into an investment in an enterprise that is expected initially to own or control approximately 125 Hotels and will have a total market capitalization of approximately $3.4 billion, thereby reducing the dependence upon the performance of, and the exposure to the risks associated with, the Hotel currently owned by Chicago Suites and spreading such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

                            Chicago Suites Supp-20

    . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership generally will have a lower leverage to value ratio (approximately 62%), than Chicago Suites currently, which has a leverage ratio of 66% (calculated as a percentage of Exchange Value), resulting in interest and debt service savings and greater financial stability.

    . Substantial Tax Deferral. The General Partner expects that Chicago Suites Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of Chicago Suites or a sale or other disposition of its assets in a taxable transaction. The General Partner considered the possibility that the REIT Conversion might not occur in time for Host REIT to elect REIT status effective January 1, 1999, in which event Host REIT's election to be taxed as a REIT could be delayed until January 1, 2000 (and the Blackstone Acquisition might not be consummated). The General Partner believes that the overall benefits of the Merger and the REIT Conversion for the Chicago Suites Limited Partners justify proceeding with the Merger as promptly as practicable, even if Host REIT's election to be taxed as a REIT might not be effective until January 1, 2000. The General Partner took into account the complexity of the REIT Conversion, the number of transactions that must occur to complete the REIT Conversion and the benefits to the Chicago Suites Limited Partners of positioning Host REIT to qualify as a REIT as soon as practicable. The General Partner also recognized that a delay in the election of REIT status until January 1, 2000 would not reduce the anticipated Operating Partnership cash distributions per OP Unit (but the Host REIT cash distributions per Common Share would be reduced by the amount of corporate income taxes that Host REIT would have to pay for 1999).

  The General Partner believes that the factors described above, which support the fairness of the Merger to the Chicago Suites Limited Partners, when weighed against the factors that may be disadvantageous, taken as a whole, indicate that the Merger is fair to the Chicago Suites Limited Partners.

FAIRNESS OPINION

  AAA, an independent financial advisory firm with substantial real estate and partnership transaction experience, was engaged by the General Partner and the other General Partners to perform the Appraisals and to render the Fairness Opinion that (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of Chicago Suites and each other Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the Chicago Suites Limited Partners and the Limited Partners of each other Partnership and
(ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Limited Partners of Chicago Suites and the Limited Partners of each other Partnership are fair and reasonable to the Chicago Suites Limited Partners and the Limited Partners of each other Partnership. The Fairness Opinion is addressed to each Partnership and it may be relied upon by each of the Chicago Suites Limited Partners and the Limited Partners of the other Partnerships. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis by AAA, is set forth in Appendix B to the Consent Solicitation and should be read in its entirety. The material assumptions and qualifications to the Fairness Opinion are summarized below, although this summary does not purport to be a complete description of the various inquiries and analyses undertaken by AAA in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. For a more complete description of the assumptions and qualifications that limit the scope of the Fairness Opinion, see "--Qualifications to Fairness Opinion" and "--Assumptions" below.

  The Fairness Opinion is not limited to any particular combination of Partnerships participating in the Mergers because there is no combination of Partnerships required in order to complete the Mergers. No Merger

                            Chicago Suites Supp-21
is conditioned upon the consummation of any other Merger. The Fairness Opinion addresses the fairness of the Exchange Value for each Partnership to the Limited Partners of each Partnership, which Exchange Value has been established for each Partnership without regard to any possible combination of Partnerships. In light of the foregoing, the Fairness Opinion will not be revised to reflect the actual Partnerships which participate in the Mergers.

  Although the General Partner advised AAA that certain assumptions were appropriate in its view, the General Partner imposed no conditions or limitations on the scope of the investigation by AAA or the methods and procedures to be followed by AAA in rendering the Fairness Opinion. The fees and expenses of AAA will be treated as a Merger Expense and will be paid by the Operating Partnership. In addition, the General Partner has agreed to indemnify AAA against certain liabilities. See "--Compensation and Material Relationships."

  Qualifications to Fairness Opinion. In the Fairness Opinion, AAA specifically states that it did not: (i) specifically consider other methodologies for allocation of the OP Units, (ii) address or conclude that other methodologies for allocation of the OP Units to Chicago Suites and the other Partnerships might not have been more favorable to the Limited Partners in certain of the Partnerships, (iii) negotiate with the General Partner, the General Partners of other Partnerships or Host, (iv) participate in establishing the terms of the Merger and the other Mergers, (v) provide an opinion as to the terms and conditions of the Merger and the other Mergers other than those explicitly stated in the Fairness Opinion, (vi) make any independent review of the capital expenditure estimates set forth in the Engineering Study or (vii) make any estimates of Chicago Suites' and each other Partnership's contingent liabilities.

  In connection with preparing the Fairness Opinion, AAA was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. AAA will not deliver any additional written opinion of the analysis, other than to update the written opinion if requested by the Operating Partnership.

  Experience of AAA. AAA is the world's largest independent valuation consulting firm and is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyout plans, private placements, limited partnerships, estate and corporate matters, other financial advisory matters and other valuation purposes.

  AAA was selected because of its experience in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, including transactions involving hotel partnerships, and the price for its services. The General Partner did not solicit proposals from any other appraisal or investment banking firms for the Appraisals or the Fairness Opinion. Host and its affiliates have previously engaged AAA to provide appraisals and fairness opinions in connection with other transactions.

  Summary of Materials Considered and Investigation Undertaken. As a basis for rendering the Fairness Opinion, AAA has made such reviews, studies and analyses as it deemed necessary and pertinent in order to provide it with a reasonable basis for the Fairness Opinion, including, but not limited to, the following: (i) reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the Form S-4 for the Mergers; (ii) provided the Market Value of each Hotel owned by each Partnership in a separate short form appraisal report and each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; as part of the Appraisals, AAA reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as it deemed necessary as a basis for the Fairness Opinion and the Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel; (iii) reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the Appraised Values in

                            Chicago Suites Supp-22
determining such Exchange Values; AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA; (iv) reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the partners of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners; (v) reviewed the General Partners' determination of the Liquidation Value of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA; (vi) provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period; AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the Partnerships' expected operations and results; (vii) reviewed the terms of the ground leases of the Hotels and the partnership agreement of each Partnership; (viii) reviewed audited and unaudited historical income statements, balance sheets and statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT; (ix) reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets; (x) conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities and equity; (xi) reviewed internal Marriott International, Host and Partnership financial analyses and other internally generated data for each Hotel and (xii) discussed all of the foregoing information, where appropriate, with management of Marriott International, Host and the Partnerships and their respective employees.

  Assumptions. In rendering its opinion, AAA relied, without independent verification, on the accuracy and completeness in all material respects of certain relevant publicly available information and information provided to AAA by Host and the Hotels. AAA assumed that all information furnished by Host, the Hotels and the Partnerships and their representatives, upon which AAA relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view. AAA also noted that the Fairness Opinion was based upon financial, economic, market and other considerations as they existed and could be evaluated as of March 1, 1998. AAA did not conduct any subsequent due diligence or valuation procedures, except that AAA reviewed year-to-date net house-profit results through September 11, 1998 as reflected on Marriott International's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, AAA concluded that nothing came to AAA's attention that would cause it to be unable to render the Fairness Opinion as of such date.

  Conclusions. AAA concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of October 8, 1998, the date of the Fairness Opinion: (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of each of the Hotels) are fair and reasonable, from a financial point of view, to the Chicago Suites Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Chicago Suites limited partners and the limited partners of each other Partnership are fair and reasonable to the Chicago Suites Limited Partners and the Limited Partners of each other Partnership. In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be

                            Chicago Suites Supp-23
affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  Summary of Methodology. AAA evaluated each Partnership's Hotel(s) based upon the income capitalization approach and broadly applied the sales comparison approach. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. Since the Hotels are viable, existing, ongoing enterprises with an established market presence, work force and management team, the cost approach was not considered by AAA in the Appraisals. The income capitalization approach estimates a Hotel's capacity to produce income through an analysis of the market, operating expenses and net income. Net income may then be processed into a value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. The sales comparison approach looks at similar properties which have recently sold or are currently offered for sale in the market and are analyzed and compared with the Hotel being valued. For further description of the methodology employed by AAA in the Appraisals, see "Determination of Exchange Values and Allocation of OP Units."

  Compensation and Material Relationships. AAA has been paid a fee of $335,000 for its services as described herein, including the Appraisals and preparing to deliver the Fairness Opinion. In addition, AAA will be reimbursed for all reasonable out-of-pocket expenses, including legal fees and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee was negotiated between Host, the General Partners and AAA. Payment of the fee to AAA is not dependent upon completion of the Mergers. AAA has been previously engaged by Host and its affiliates to provide appraisals, fairness opinions and solvency opinions in connection with other transactions.

CASH DISTRIBUTIONS

  Historical Cash Distributions Paid by Chicago Suites. Chicago Suites has not paid any cash distributions to its Limited Partners in the First Two Quarters 1998 and for the fiscal years 1993 through 1997.

  Compensation and Distributions to the General Partner and Marriott International. Under Chicago Suites' partnership agreement, the General Partner does not receive any fees or compensation in connection with managing the affairs of Chicago Suites but the General Partner is reimbursed for certain costs and expenses incurred on behalf of Chicago Suites. In addition, the General Partner is entitled to distributions related to its interests in Chicago Suites.

  Following the REIT Conversion, Host REIT will be entitled to receive cash distributions with respect to the OP Units that it owns and the Operating Partnership will pay (or reimburse Host REIT for) all expenses that Host REIT incurs, including taxes (subject to certain limited exceptions). Marriott International and its affiliates receive management fees and other reimbursements from Chicago Suites under the Management Agreement.

                            Chicago Suites Supp-24

  The following table sets forth the compensation, reimbursements and distributions paid by Chicago Suites to its General Partner and the payments made to Marriott International and its affiliates for the last three fiscal years and the First Two Quarters 1998 ("Historical") and the reimbursements and distributions that would have been paid to the General Partner and the payments made to Marriott International for the last fiscal year and the First Two Quarters 1998 if the REIT Conversion had been in effect, assuming the Full Participation Scenario ("Pro Forma"). The Pro Forma estimates assume a distribution per OP Unit of $0.84 per year during 1997 and the First Two Quarters 1998 (based upon the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) and no distributions during 1996 and 1995 (based on an assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions).

                          HISTORICAL AND PRO FORMA
    COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNER
        AND PAYMENTS MADE TO MARRIOTT INTERNATIONAL AND ITS AFFILIATES
                                (IN THOUSANDS)

                             FIRST TWO                          FISCAL YEAR
                             QUARTERS      -----------------------------------------------------
                               1998              1997              1996              1995
                         ----------------- ----------------- ----------------- -----------------
                                     PRO               PRO               PRO               PRO
                         HISTORICAL FORMA  HISTORICAL FORMA  HISTORICAL FORMA  HISTORICAL FORMA
                         ---------- ------ ---------- ------ ---------- ------ ---------- ------
Reimbursements(1).......   $   82   $   --   $   59   $   --   $  119   $   --   $   --   $   --
Distributions(2)........       --        3       --        6       --        0       --        0
Payments made to
 Marriott International
 and Affiliates.........    1,048    1,048    1,822    1,822    1,149    1,149    1,000    1,000
                           ------   ------   ------   ------   ------   ------   ------   ------
    Total ..............   $1,130   $1,051   $1,881   $1,828   $1,268   $1,149   $1,000   $1,000
                           ======   ======   ======   ======   ======   ======   ======   ======

--------
(1) All expenses will be paid directly by the Operating Partnership, accordingly, there are no expected reimbursements on a pro forma basis.
(2) The amount of distributions payable to the General Partner on a pro forma basis in 1997 and the First Two Quarters 1998 assumes payment of distributions at a rate of $0.84 per annum per OP Unit (which represents the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) with respect to the estimated minimum number of OP Units that the General Partner will receive with respect to its general and limited partner interests in the Partnership, assuming all Partnerships participate in the Mergers and the maximum price of $15.50 per OP Unit. Such number does not reflect the aggregate number of OP Units Host REIT will receive in connection with the REIT Conversion. The amount of distributions payable to the General Partner on a pro forma basis in 1996 and 1995 are assumed to be zero (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions). The pro forma distributions payable to the General Partner are not necessarily indicative of the amounts that would have been distributed per OP Unit in such periods if the REIT Conversion and the Mergers had been consummated as of the beginning of each period shown.

CERTAIN INFORMATION REGARDING THE HOTEL OWNED BY CHICAGO SUITES

                                                               NUMBER OF  DATE
NAME OF HOTEL                                LOCATION OF HOTEL   ROOMS   OPENED
-------------                                ----------------- --------- ------
Marriott Suites O'Hare......................    Chicago, IL       256     1988

  The table below sets forth certain performance information for Chicago Suites' Hotel for the indicated periods.

                                FIRST TWO QUARTERS          FISCAL YEAR
                                --------------------  -------------------------
                                  1998       1997      1997     1996     1995
                                ---------  ---------  -------  -------  -------
Average daily rate............. $  159.98  $  142.86  $146.83  $128.74  $120.80
Occupancy......................      82.0%      83.4%    83.2%    84.0%    81.4%
REVPAR......................... $  131.18  $  119.15  $122.16  $108.14  $ 98.33
% REVPAR change................      10.1%       --      13.0%    10.0%     --

                            Chicago Suites Supp-25

 Marriott Suites O'Hare Hotel, Chicago, Illinois

  The Marriott Suites O'Hare Hotel is a full-service Marriott suites hotel located approximately ten miles northwest of downtown Chicago and two miles east of O'Hare International Airport (the "Airport") on approximately four acres of leased land. The Hotel is part of the 29-acre Riverway office and retail park developed by Simon/Rosemont Developers.

  The Hotel opened in November 1988 with 256 guest suites. The Hotel has approximately 2,600 square feet of meeting space including a 2,000 square foot meeting room and 600 square foot board room. There is one food and beverage outlet available in the Hotel, which includes a 94-seat restaurant, 20-seat private dining restaurant and 33-seat lounge. Recreational amenities include an indoor pool, a whirlpool and an exercise room. The Hotel also offers a gift shop and parking for 272 vehicles on site. Chicago Suites purchased the Hotel in 1989 for approximately $35 million.

  Competition. The following table provides selected data on the Hotel and its seven main competitors in the vicinity of the Airport:

                                                NUMBER  YEAR OF  MEETING SPACE
     PROPERTY                                  OF ROOMS OPENING (SQUARE FOOTAGE)
     --------                                  -------- ------- ----------------
     O'HARE SUITES............................    256    1988         2,600
     Hyatt Regency............................  1,100    1971        81,600
     Hilton...................................    856    1972        33,900
     O'Hare Marriott..........................    681    1968        27,000
     Westin...................................    525    1984        38,700
     Sofitel..................................    300    1987        20,300
     Sheraton Gateway Suites..................    297    1986        12,500
     Rosemont Suites..........................    296    1987         6,800

  The O'Hare Marriott is owned by Host and managed by Marriott International, and other than limited joint marketing efforts, the Hotel and the O'Hare Marriott are direct competitors. In addition, other hotels in the Chicago area also compete with the Hotel; however, these differ in terms of size, room rates, facilities, market orientation and/or location. New competition is expected to open in the area in the near future; however, it is expected to have minimal impact on the Hotel as it appeals to a different segment of the market.

  Ground Lease. The Hotel is located on a 4.3-acre site that is leased from an unrelated third party for an initial term expiring in 2014. The Ground Lease may be renewed at the option of the Partnership for five successive terms of ten years each. The lease provides for annual rental during its term equal to the greater of $300,000 or 3% of annual gross room sales. Under the lease, the Partnership pays all costs, expenses, taxes and assessments relating to the land, including real estate taxes. The Partnership has a first right of negotiation in the event the ground lessor decides to sell the leased premises. Upon expiration or termination of the Ground Lease, title to the land and all improvements, including the Hotel, reverts to the ground lessor.

AMENDMENTS TO THE CHICAGO SUITES' PARTNERSHIP AGREEMENT

  In order to consummate the Merger as currently proposed, there are a number of amendments required to be made to Chicago Suites' partnership agreement. Chicago Suites Limited Partners must vote separately on the Merger and the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon Chicago Suites' participation in the Merger. The required amendments generally include: (i) permitting Chicago Suites to enter into the Lease with the Lessee; (ii) reducing to one the number of appraisals of the fair market value of Chicago Suites' Hotel that Chicago Suites must obtain before the General Partner can cause Chicago Suites to sell its assets to the General Partner or an affiliate; and (iii) other amendments required to allow the transactions constituting the Merger or otherwise necessary or desirable to consummate the Merger or the REIT Conversion. The form of amendment to the Chicago Suites partnership agreement is attached as an exhibit to the Registration Statement of which this Supplement is a part.

                            Chicago Suites Supp-26

VOTING PROCEDURES

  CHICAGO SUITES LIMITED PARTNERS ARE BEING ASKED TO VOTE SEPARATELY ON THE MERGER AND THE PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT, BUT CHICAGO SUITES WILL NOT PARTICIPATE IN THE MERGER UNLESS BOTH PROPOSALS ARE APPROVED. The consent of Limited Partners holding more than 50% of the outstanding limited partner interests is required for participation in the Merger and to approve the related amendments to the partnership agreement. The General Partner does not own any limited partner interests.

  A Chicago Suites Limited Partner may mark the Consent Form to vote "FOR," "AGAINST" or "ABSTAIN" with respect to participation in the Merger by Chicago Suites and "FOR," "AGAINST" or "ABSTAIN" with respect to the amendments to the partnership agreement. THE FAILURE OF A LIMITED PARTNER OF CHICAGO SUITES TO VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS IF SUCH CHICAGO SUITES LIMITED PARTNER HAD VOTED HIS PARTNERSHIP INTERESTS "AGAINST" THE MERGER AND "AGAINST" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. The voting procedures applicable to Chicago Suites' Limited Partners are set forth in the Consent Solicitation under the heading "Voting Procedures--Required Limited Partner Vote and Other Conditions."

  The Solicitation Period will commence on the date the Consent Solicitation and the other Solicitation Materials are first distributed to the Limited Partners and will continue until the later of (i) December 12, 1998 or (ii) such later date as the General Partner and the Operating Partnership may elect, in their discretion. Any Consent Form RECEIVED by the Tabulation Agent (in original or by facsimile) prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective, provided that such Consent Form has been properly signed. FOR CHICAGO SUITES, A CONSENT FORM THAT IS PROPERLY SIGNED BUT NOT MARKED WILL BE VOTED "FOR" THE MERGER AND "FOR" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. A Chicago Suites Limited Partner who has submitted a Consent Form may withdraw or revoke the Consent Form at any time prior to the expiration of the Solicitation Period.

  As of June 19, 1998, the following persons owned more than 5% of the total number of Partnership Units of Chicago Suites: Marriott Suite Hotel Association owned 8.80%; Landmark Capital LLC owned 7.51%; and Michael T. Sullivan owned 7.46%. No other person owned of record, or to the Partnership's knowledge owned beneficially, more than 5% of the total number of Partnership Units of Chicago Suites.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of OP Units in the Merger, each Chicago Suites Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Chicago Suites Limited Partner in connection with the Merger. If such certification or withholding certificate is not provided, the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Chicago Suites Limited Partner in connection with the Merger, including both the value of the OP Units received and such Limited Partner's share of the liabilities of Chicago Suites. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

OP UNIT EXCHANGE ELECTION PROCEDURES

 Description of the Common Share Election

  Chicago Suites Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time during the period beginning on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (expected to

                            Chicago Suites Supp-27
be January 22, 1999 if the Effective Date of the Merger is December 30, 1998) (the "Election Period") (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). At their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if a Chicago Suites Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. A Chicago Suites Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Chicago Suites Limited Partner who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives to Host REIT in the Merger for an equal number of Common Shares. The Common Shares will be issued to the Chicago Suites Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30,
1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock--Common Shares."

 Description of the Note Election

  Chicago Suites Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). Even if a Chicago Suites Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. A Chicago Suites Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Chicago Suites Limited Partner who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to the Operating Partnership for the Note. The Note will be issued to the Chicago Suites Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of a Chicago Suites Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the currently expected closing of the Merger), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Merger, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of the Hotel formerly owned by Chicago Suites and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

 Election Procedures

  Chicago Suites Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. A Chicago Suites Limited Partner must make such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (which would be January 22, 1999 if the Effective Date of the Mergers is December 30, 1998), unless extended. A Chicago Suites Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election. The OP Unit Exchange Election Form must be submitted so that it is received by Chicago Suites (c/o the Operating Partnership) at any time prior to the end of the Election Period. This election can be revoked, or an alternative election can be made, by submitting to Chicago Suites, in writing, such revocation or alternative election so that it is received by Chicago Suites at any time prior to the end of the Election Period.


                            Chicago Suites Supp-28

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of Common Shares or a Note in exchange for OP Units if a Chicago Suites Limited Partner exercises the Common Share Election or the Note Election, each Chicago Suites Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to Host REIT and the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Chicago Suites Limited Partner in connection with the Common Share Election or the Note Election. If such certification or withholding certificate is not provided, Host REIT or the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Chicago Suites Limited Partner in connection with the Common Share Election or the Note Election, including both the value of the securities received and such Chicago Suites Limited Partner's share of the liabilities of the Operating Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

FEDERAL INCOME TAX CONSEQUENCES

  In addition to the federal income tax consequences discussed in the sections of the Consent Solicitation entitled "Federal Income Tax Consequences" and "Risk Factors--Federal Income Tax Risks," Chicago Suites Limited Partners should read carefully the following discussion of federal income tax consequences applicable specifically to the Chicago Suites Limited Partners. The information included in this discussion is based upon various factual assumptions and information which are believed by the Operating Partnership and the General Partner to be reliable. However, some of these assumptions inevitably will not materialize, and unanticipated events and circumstances will occur. Therefore, there likely will be differences between the information provided herein, including the numerical data and estimates, and actual results, and the variations may be material and adverse.

 Applicability of Tax Opinions

  Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to Host REIT, Host and the Operating Partnership, has provided to Host REIT and the Operating Partnership an opinion letter (attached as Appendix C to the Consent Solicitation) as to certain federal income tax consequences to the Operating Partnership and the Chicago Suites' Limited Partners resulting from the Mergers and the REIT Conversion. The opinion letter is based upon certain assumptions and certain representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities and properties) of the Partnerships and Hotels contributed to the Operating Partnership by Host and the Blackstone Entities prior to the Mergers and the REIT Conversion and of Host REIT, the Operating Partnership and the Partnerships following the Mergers and the REIT Conversion. In addition, prior to the Effective Date, Hogan & Hartson expects to provide to Host REIT and the Operating Partnership an opinion letter (substantially in the form of Appendix D to the Consent Solicitation) as to the qualification and taxation of Host REIT as a REIT under the Code beginning with its first full taxable year commencing following the REIT Conversion. The receipt of this opinion letter is a condition to the REIT Conversion and each of the Mergers. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  Each opinion provided by Hogan & Hartson in the opinion letter that is attached as Appendix C to the Consent Solicitation is applicable to the Chicago Suites Limited Partners.

  The opinions already rendered by Hogan & Hartson are based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions, and the opinions to be rendered by Hogan & Hartson prior to the Effective Date will be based on the same authorities as of the date such opinions are rendered. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions

                            Chicago Suites Supp-29
preceding the date of change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the one exception described below (see "--Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain") and in the Consent Solicitation under "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities," neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Mergers or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion.

 Tax Consequences of the Merger

  Overview. Hogan & Hartson has provided an opinion to the effect that the Merger will not result in the recognition of taxable gain or loss at the time of the Merger to a Chicago Suites Limited Partner (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Merger; (iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of any prepayment of the Chicago Suites Mortgage Debt) in connection with the Merger or the REIT Conversion in excess of his aggregate adjusted basis in his Chicago Suites Partnership Units at the time of the Merger; (iv) who is not required to recognize gain by reason of the exercise by another Chicago Suites Limited Partner of his right to make the Common Share Election or the Note Election; and (v) who does not have his "at risk" amount fall below zero as a result of the Merger or the REIT Conversion. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  With respect to the foregoing exceptions to nonrecognition treatment, the Operating Partnership and the General Partner believe as follows: (i) a Chicago Suites Limited Partner who acquired his Chicago Suites Partnership Units in the original offering of such Partnership Units and who has held such Partnership Units at all times since would not be considered to receive, as a result of the Merger, a distribution (or a deemed cash distribution resulting from relief from liabilities) that exceeds his aggregate adjusted basis in his Chicago Suites Partnership Units at the time of the Merger, and would not have his "at risk" amount fall below zero as a result of the Merger, even if all of the Chicago Suites Mortgage Debt were to be repaid in connection with the Merger or the REIT Conversion, and (ii) none of the personal property owned by Chicago Suites will need to be sold to a Non-Controlled Subsidiary in connection with the REIT Conversion. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Overview" in the Consent Solicitation.

  With respect to the effects of a Chicago Suites Limited Partner's election to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger, Hogan & Hartson is of the opinion that it is more likely than not that a Chicago Suites Limited Partner who does not make the Common Share Election or the Note Election will not be required to recognize gain by reason of another Chicago Suites Limited Partner's exercise of either of such rights. With respect to the exercise of a Unit Redemption Right, Hogan & Hartson is of the opinion that it is more likely than not that a Chicago Suites Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Merger but less than two years after such date will not cause the Merger itself to be a taxable transaction for the Chicago Suites Limited Partner (or the other Chicago Suites Limited Partners). See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation. Opinions of counsel, however, do not bind the IRS or the courts, and no assurances can be provided that such opinions will not be challenged by the IRS or will be sustained by a court if so challenged.

  The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given

                            Chicago Suites Supp-30
the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, Chicago Suites Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections).

  Deemed Cash Distribution and Resulting Taxable Gain. With respect to his Chicago Suites Partnership Units, a Chicago Suites Limited Partner will receive no actual cash distribution in connection with the Merger but would be deemed to receive a cash distribution in connection with the Merger to the extent that his share of Operating Partnership liabilities immediately after the Merger and the REIT Conversion is less than his share of Chicago Suites liabilities immediately prior to the Merger. For example, any prepayment of the Chicago Suites Mortgage Debt or debt encumbering other Hotels may result in a deemed cash distribution to the Chicago Suites Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. Even though the Chicago Suites Mortgage Debt and the debt encumbering other Hotels is not expected to be repaid or refinanced in connection with the Mergers and the REIT Conversion (except as described in the Consent Solicitation), a Chicago Suites Limited Partner's share of indebtedness following the Mergers and the REIT Conversion may nonetheless decrease in comparison to the Limited Partner's estimated aggregate share of Chicago Suites indebtedness as ofDecember 31, 1998 (calculated based on the assumption that the Mergers did not occur) by reason of themanner in which the debt allocation rules work when multiple assets with different levels of leverage are consolidated into a single partnership.

  A Chicago Suites Limited Partner, however, would recognize taxable gain as a result of any deemed cash distribution only to the extent that the deemed cash distribution were to exceed his adjusted tax basis in his Chicago Suites Partnership Units immediately prior to the Merger. As noted above, the Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that a Chicago Suites Limited Partner who acquired his Chicago Suites Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since the offering will have an adjusted tax basis in excess of the deemed cash distribution that might occur in connection with the Merger and the REIT Conversion, even if all of the Chicago Suites Mortgage Debt were to be repaid in connection with the Merger and the REIT Conversion, and the Chicago Suites Limited Partner were to have no share of any Operating Partnership indebtedness following the Merger and the REIT Conversion. Therefore, such a Chicago Suites Limited Partner should not recognize gain due to such deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion in any event.

  The adjusted tax basis of a Chicago Suites Limited Partner who did not acquire his Chicago Suites Partnership Units in the original offering of such Partnership Units or who has not held his Chicago Suites Partnership Units at all times since such offering could vary materially from that of a Chicago Suites Limited Partner who did so. If a Chicago Suites Limited Partner has an adjusted tax basis in his Chicago Suites Partnership Units (per Chicago Suites Partnership Unit) that is substantially less than the adjusted tax basis of a Chicago Suites Limited Partner who acquired his Chicago Suites Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since, he could recognize gain due to any deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The Operating Partnership has no current plan or intention to cause the prepayment of the Chicago Suites Mortgage Debt or, except as described in the Consent Solicitation, any of the nonrecourse liabilities encumbering the Hotels owned by the other Partnerships (other than with the proceeds of indebtedness that would be considered nonrecourse liabilities allocable to the Hotel being refinanced). The Operating Partnership, however, will have to repay mortgage indebtedness securing the Hotels owned by the Partnerships at the time such indebtedness matures. There can be no assurance that at such time the Operating Partnership will be able to

                            Chicago Suites Supp-31
secure nonrecourse mortgage indebtedness secured only by those Hotels in an amount sufficient to avoid a deemed cash distribution to the former Limited Partners in those Partnerships, including Chicago Suites (although such a deemed distribution of cash may or may not result in the recognition of taxable income or gain by the former Chicago Suites Limited Partners). Moreover, the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. In view of these considerations and the potential adverse consequences to Limited Partners in certain Partnerships, the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT (i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752, (ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels (including the Chicago Suites Mortgage Debt), would be considered to be "secured" by those Hotels for purposes of allocating the liabilities for tax basis purposes (and thus would be allocable, at least in substantial part, to the former Limited Partners in the Partnerships owning those Hotels, including the Chicago Suites Limited Partners), and (iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code
Section 465. The IRS has recently issued a ruling to that effect to another taxpayer, and has indicated to the Operating Partnership's representatives that it is favorably inclined to issue that ruling to the Operating Partnership.

  Section 465(e) Recapture. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Section 465(e) Recapture," the "at risk" rules of Section 465 of the Code generally apply to limit the use of partnership losses by a partner. Under Section 465(e) of the Code, a partner may be required to include in gross income, or "recapture," losses previously allowed to such partner with respect to his investment in a partnership if the amount for which the partner is "at risk" in relation to his investment in the partnership is less than zero at the close of the taxable year.

  It is possible that the consummation of the Mergers and the REIT Conversion or the repayment of certain "qualified nonrecourse financing" of the Operating Partnership, the Hotel Partnerships or the Hotels contributed to the Operating Partnership by the Blackstone Entities at the time of or following the Mergers and the REIT Conversion could, singularly or in combination, cause a Chicago Suites Limited Partner's amount at risk in relation to his investment in Chicago Suites (and, after the Mergers, in the Operating Partnership) to be reduced below zero, resulting in an income inclusion to the Limited Partner under Section 465(e) of the Code. Currently, a sufficient portion of the current debt of Chicago Suites constitutes "qualified nonrecourse financing" so that the Chicago Suites Limited Partners have positive at risk amounts. The Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that a Chicago Suites Limited Partner who acquired his Chicago Suites Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since will have a positive at risk amount immediately following the Mergers and the REIT Conversion, even if all of the Chicago Suites Mortgage Debt were to be repaid in connection with the Mergers and the REIT Conversion and the Chicago Suites Limited Partners were to have no share of any other "qualified nonrecourse financing" following the Mergers and the REIT Conversion.

  It is possible, however, that a former Chicago Suites Limited Partner's at risk amount could decline in the future, either because of the allocation of losses from the Operating Partnership to that former Chicago Suites Limited Partner or because of cash distributions by the Operating Partnership to that former Chicago Suites Limited Partner in excess of the taxable income allocable to him with respect to his OP Units. In that event, it may be necessary for the former Chicago Suites Limited Partner to have a share of "qualified nonrecourse financing" from the Operating Partnership in order to avoid recognizing income by reason of his at risk amount falling below zero. Moreover, there can be no assurance that debt incurred by the Operating Partnership in the future to refinance the Chicago Suites Mortgage Debt or outstanding mortgage debt of the other Hotel Partnerships or the Hotels contributed by the Blackstone Entities will qualify as "qualified nonrecourse financing." The Operating Partnership's current long-term financing strategy is to have as little debt as possible

                            Chicago Suites Supp-32
that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. If, however, the Operating Partnership were to obtain the requested ruling from the IRS and were to refinance existing mortgage indebtedness of the Partnerships with the type of indebtedness described in the ruling, such indebtedness should constitute "qualified nonrecourse financing" for purposes of the "at risk" rules.

  Impact of Assumption of Chicago Suites Liabilities by the Operating Partnership. As described in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Disguised Sale Regulations," a Chicago Suites Limited Partner will recognize gain to the extent he is treated as having sold all or part of his Chicago Suites Partnership Interest in a "disguised sale." For purposes of these rules, certain reductions in a partner's share of partnership liabilities are treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that reduction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis in his partnership interest. However, if a transfer of property by a partner to a partnership is not otherwise treated as part of a disguised sale, then any reduction in the partner's share of "qualified liabilities" also will not be treated as part of a disguised sale. A "qualified liability" in connection with a transfer of property to a partnership includes (i) any liability incurred more than two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period; (ii) a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred; (iii) a liability that is traceable under the Treasury Regulations to capital expenditures with respect to the property; and (iv) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business. However, a recourse liability is not a "qualified liability" unless the amount of the liability does not exceed the fair market value of the transferred property (less any other liabilities that are senior in priority and encumber such property or any allocable liabilities described in (iii) or (iv), above) at the time of transfer.

  Hogan & Hartson believes, based on factual representations made by the Operating Partnership and the General Partner relating to the facts and circumstances surrounding each such liability, that all liabilities of Chicago Suites fall into one of the four categories of "qualified liabilities" described above and, accordingly, that the mere assumption by the Operating Partnership of the outstanding liabilities of Chicago Suites will not give rise to a "disguised sale" by any of the Chicago Suites Limited Partners.

 Tax Treatment of Chicago Suites Limited Partners Who Hold OP Units Following the Merger

  Initial Basis in Units. In general, a Chicago Suites Limited Partner will have an initial tax basis in his OP Units received in the Merger with respect to his Chicago Suites Partnership Units equal to the basis in his Chicago Suites Partnership Units at the time of the Merger, reduced to reflect any deemed cash distributions resulting from a reduction in his share of Chicago Suites liabilities and increased to reflect his share of other liabilities of the Operating Partnership and any gain required to be recognized in connection with the Merger and the REIT Conversion. For a discussion of the federal income tax consequences for a Chicago Suites Limited Partner from a reduction in basis that may result from the Merger and the REIT Conversion, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Initial Tax Basis of OP Units" in the Consent Solicitation.

  Tax Allocations by the Operating Partnership upon a Sale of Marriott Suites O'Hare Hotel. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the

                            Chicago Suites Supp-33
contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to as the "Book-Tax Difference"). The Operating Partnership and the General Partner estimate, based upon and subject to the assumptions and other limitations described below, that the Book-Tax Difference for all Chicago Suited Limited Partners (including the one percent limited partnership interest held by MB Investment Properties, Inc. but excluding all of Host's interests) with respect to the Marriott Suites O'Hare Hotel will be $5,114,829 upon the consummation of the Merger.

  If the Operating Partnership were to sell the Marriott Suites O'Hare Hotel, the former partners of Chicago Suites (including Host REIT with respect to the interests in Chicago Suites currently held indirectly by Host through the General Partner) would be specially allocated by the Operating Partnership an aggregate amount of taxable gain equal to the aggregate Book-Tax Difference with respect to the Marriott Suites O'Hare Hotel. The share of such gain allocable to a Chicago Suites Limited Partner who acquired his Chicago Suites Partnership Units in the original offering of such Partnership Units and held such Partnership Units at all times since would be $15,655 per Chicago Suites Partnership Unit. The share of such gain of a Chicago Suites Limited Partner who did not acquire his Chicago Suites Partnership Units in the original offering of such Partnership Units or who has not held his Chicago Suites Partnership Units at all times since such offering could vary materially from this amount. If the Operating Partnership were to sell the Marriott Suites O'Hare Hotel, the remaining Book-Tax Difference at the time the Hotel is sold would be required to be allocated exclusively to the former Chicago Suites Limited Partners and the General Partner, even though the proceeds of such sale would be allocated proportionately among all the partners in the Operating Partnership (and would likely be retained by the Operating Partnership, rather than distributed to holders of OP Units and Common Shares of Host REIT). The Chicago Suites Limited Partners would not be entitled to any special distributions from the Operating Partnership in connection with such a sale, and thus would not necessarily receive cash distributions from the Operating Partnership sufficient to pay such additional taxes. Although the Partnership Agreement does not impose any restrictions upon the Operating Partnership preventing it from causing the sale of the Marriott Suites O'Hare Hotel at any time following the Merger, the Operating Partnership does not have current plans to pursue a sale of the Hotel. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" in the Consent Solicitation.

  Tax Allocations with Respect to Contributed Hotels Generally. The tax allocations of depreciation to the Chicago Suites Limited Partners may change significantly as a result of the Mergers and the REIT Conversion for two reasons. First, as described above, pursuant to Section 704(c) of the Code, depreciation and deductions attributable to the Marriott Suites O'Hare Hotel will be required to be allocated for federal income tax purposes in a manner such that the Chicago Suites Limited Partners are charged with the Book-Tax Difference associated with the Marriott Suites O'Hare Hotel at the time of the consummation of the Merger. Consequently, a Chicago Suites Limited Partner will be allocated less depreciation with respect to the Marriott Suites O'Hare Hotel than would be the case if the Mergers had not occurred and the Chicago Suites Limited Partner had continued to hold his Chicago Suites Partnership Units. (On the other hand, a former Chicago Suites Limited Partner will be allocated depreciation with respect to other Hotels acquired by the Operating Partnership in connection with the Mergers and the REIT Conversion, including the Hotels owned by the other Hotel Partnerships and the Hotels being contributed to the Operating Partnership by Host and the Blackstone Entities in connection with the Mergers and the REIT Conversion.) Second, the Mergers will cause the technical termination under Section 708(b)(1)(B) of certain of the Hotel Partnerships that participate in the Mergers. The Operating Partnership will take certain steps intended to prevent such a termination of Chicago Suites, but there can be no assurance that the IRS will not determine that Chicago Suites experienced a termination as a result of the Merger.
Section 168(i)(7) of the Code provides, in effect, that when a partnership terminates under Section 708(b)(1)(B) of the Code, the partnership must begin new depreciation periods for its property. As a result, the remaining bases of the real estate components of the Hotels held by the Hotel Partnerships that terminate will be depreciated over 39 years, rather than over the remaining current lives of such Hotels (which range from less than one year to 39 years). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Effect of Mergers on Depreciation" in the Consent Solicitation.

                            Chicago Suites Supp-34

  In light of the complexity of the governing rules affecting the calculation and allocation of depreciation with respect to properties contributed to a partnership, particularly when a number of those properties are subject to the separate adjustments required in connection with a technical termination under
Section 708 of the Code, the number of Hotels that the Operating Partnership will be acquiring in connection with the Mergers, the Blackstone Acquisition and the REIT Conversion, and the impact on these calculations of other outside events, including equity offerings by Host or Host REIT and other acquisitions undertaken by Host, Host REIT or the Operating Partnership prior to or in connection with the REIT Conversion, the Operating Partnership and the General Partner believe that it is impossible to predict with any degree of precision the impact that the Mergers and the REIT Conversion will have on the future depreciation (and, consequently, the amount of taxable income) allocable to a Chicago Suites Limited Partner.

  Taxation of Tax-Exempt Limited Partners of Chicago Suites. Chicago Suites has a number of Limited Partners that qualify as tax-exempt entities pursuant to the Code. Substantially all of the partnership income allocated by Chicago Suites to its Limited Partners for tax purposes constitutes unrelated business taxable income ("UBTI") to those Limited Partners that qualify as tax-exempt entities. Following the Merger and the REIT Conversion, a substantial portion of the income derived by the Operating Partnership pursuant to its investments in the Hotels and allocated to the holders of OP Units would be excluded from UBTI as "rents from real property," interest or dividends. Some portion of the Operating Partnership's income, however, inevitably will not qualify for exclusion from UBTI, and other income that otherwise would qualify for exclusion from UBTI may constitute "unrelated debt-financed income" to tax-exempt holders of OP Units. The Operating Partnership and the General Partner cannot predict at this time the percentage of total income to be allocated by the Operating Partnership following the Merger and the REIT Conversion to a tax-exempt Limited Partner that would constitute either UBTI or "unrelated debt-financed income" to such Limited Partner. The Operating Partnership and the General Partner believe, however, that, following the Merger, the amount of taxable income allocated by the Operating Partnership to the former tax-exempt Chicago Suites Limited Partners will be substantially less than the amount of taxable income that would be allocated to such Limited Partners by Chicago Suites if Chicago Suites did not participate in the Merger.

  Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership. The passive loss limitation rules generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate, which would include the Operating Partnership for Chicago Suites Limited Partners) to the extent that such losses are not in excess of the taxpayer's income from passive activities or investments. A Chicago Suites Limited Partner would be able to offset losses from other passive activities against income from the Operating Partnership that is considered passive income (but not portfolio income) so long as the Operating Partnership is not treated as a publicly traded partnership. The Operating Partnership and the General Partner believe, however, that there is a substantial risk that the Operating Partnership will be treated as a publicly traded partnership for purposes of the passive loss limitation rules. In this event, any losses or deductions of the Operating Partnership allocable to a Chicago Suites Limited Partner after the Merger could not be used to offset passive income from other passive activities. Similarly, losses from other passive activities (including losses attributable to Chicago Suites for periods prior to the Merger) could not be applied to offset income of the Operating Partnership allocated to a Chicago Suites Limited Partner. A Chicago Suites Limited Partner, however, would be able to offset any passive losses from his investment in Chicago Suites (or other investments) against any gain recognized by the Chicago Suites Limited Partner as a result of the Merger. The Operating Partnership and the General Partner estimate that, as of December 31, 1998, a Chicago Suites Limited Partner who purchased his Partnership Units at the time of the original offering, has held those Partnership Units continuously since that time, and whose Partnership Units have been his only investment in a passive activity would have a passive activity loss carryforward of approximately $4,384, on a per Partnership Unit basis.

  State and Local Taxes. Chicago Suites Limited Partners holding OP Units will be subject to state and local taxation in a number of jurisdictions in which the Operating Partnership directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. In this regard, immediately following the

                            Chicago Suites Supp-35

Mergers and the REIT Conversion, the Operating Partnership expects that it will own properties in 28 states across the United States and the District of Columbia. Currently, Chicago Suites owns property in only one state. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--State and Local Taxes" in the Consent Solicitation.

 Assumptions Used in Determining Tax Consequences of the Merger

  In preparing the discussion set forth above, the Operating Partnership and the General Partner made several key assumptions, which are described below. If any such assumption is not accurate with respect to a particular Chicago Suites Limited Partner, the tax consequences of the Merger to such Chicago Suites Limited Partner could be substantially different from those reflected above. ACCORDINGLY, EACH CHICAGO SUITES LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH CHICAGO SUITES LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

  First, with respect to a Chicago Suites Limited Partner's basis in his Chicago Suites Partnership Units prior to the Merger, the Operating Partnership and the General Partner assumed that a Chicago Suites Limited Partner acquired his Chicago Suites Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since the offering (the "Original Limited Partner's Adjusted Basis"). In general, each Chicago Suites Limited Partner had an initial tax basis in his Chicago Suites Partnership Units ("Initial Basis") equal to his cash investment in Chicago Suites (plus his proportionate share of Chicago Suites' nonrecourse liabilities at the time he acquired his Chicago Suites Partnership Units). A Chicago Suites Limited Partner's Initial Basis generally has been increased by (a) such Limited Partner's share of Chicago Suites' taxable income and (b) any increases in his share of liabilities of Chicago Suites. Generally, such Limited Partner's Initial Basis has been decreased (but not below zero) by (i) his share of Chicago Suites cash distributions, (ii) any decreases in his share of liabilities of Chicago Suites, (iii) his share of losses of Chicago Suites, and (iv) his share of nondeductible expenditures of Chicago Suites that are not chargeable to capital.

  The General Partner has set forth on Appendix E to the Consent Solicitation for Chicago Suites (i) the Original Limited Partner's Adjusted Basis as of December 31, 1997 for each such Chicago Suites Limited Partner, and (ii) an estimate of such Chicago Suites Limited Partner's Original Limited Partner's Adjusted Basis as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). The General Partner also has set forth on Appendix E to the Consent Solicitation for each Chicago Suites Limited Partner whose adjusted basis in his Chicago Suites Partnership Interest is the same as the Original Limited Partner's Adjusted Basis (i) the Chicago Suites liabilities allocable to such Chicago Suites Limited Partner as of December 31, 1997, and (ii) an estimate of the Chicago Suites liabilities allocable to such Limited Partner as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation).

  The adjusted tax basis of a Chicago Suites Limited Partner who did not acquire his Chicago Suites Partnership Units in the original offering of such Partnership Units could vary materially from that of a Chicago Suites Limited Partner who did so for various reasons. If a Chicago Suites Limited Partner has an adjusted tax basis in his Chicago Suites Partnership Units that is less than the Original Limited Partner's Adjusted Tax Basis, the Merger might result in the receipt by the Chicago Suites Limited Partner of a deemed distribution of cash in excess of his adjusted tax basis in his Chicago Suites Partnership Units, which could result in the recognition of income or gain.

  Finally, the Operating Partnership and the General Partner assumed that the Merger will be treated for federal income tax purposes as the transfer by the Chicago Suites Limited Partners of their interests in the Partnership to the Operating Partnership in exchange for OP Units. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either
(i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units, or (ii) the transfer by a Hotel Partnership of its

                            Chicago Suites Supp-36
assets to the Operating Partnership in exchange for OP Units (and possibly Notes and/or Common Shares) and the subsequent distribution of such OP Units (and possibly Notes and/or Common Shares) to its partners. If the Merger is recharacterized in the manner described in (ii) in the preceding sentence, the tax consequences of the Merger to the Chicago Suites Limited Partners likely would be materially affected.

  EACH CHICAGO SUITES LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH CHICAGO SUITES LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER. THE TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER TO A PARTICULAR CHICAGO SUITES LIMITED PARTNER COULD VARY SUBSTANTIALLY FROM THE CONSEQUENCES DESCRIBED ABOVE.

 Tax Treatment of Chicago Suites Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election

  A Chicago Suites Limited Partner who exercises his right to make the Common Share Election or the Note Election and receives Common Shares or a Note in connection with the Merger will be treated as having made a taxable disposition of his OP Units , which likely would be deemed to occur (i) with regard to a Chicago Suites Limited Partner who makes the Common Share Election, at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), and (ii) with regard to a Chicago Suites Limited Partner who makes the Note Election, on the Effective Date of the Merger (which currently is expected to be December 30, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Common Share Election will equal the sum of the fair market value of the Common Shares received (i.e., the Exchange Value, currently estimated as $33,133 per Chicago Suites Partnership Unit) plus the portion of Chicago Suites' liabilities allocable to the Chicago Suites Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $35,538 per Chicago Suites Partnership Unit as of December 31, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Note Election will equal the sum of the "issue price" of the Notes (i.e., the face amount of the Note, currently estimated as $31,149 per Chicago Suites Partnership Unit) plus the portion of the Chicago Suites liabilities allocable to the Chicago Suites Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $35,538 per Chicago Suites Partnership Unit as of December 31, 1998). To the extent the applicable amount realized exceeds the Chicago Suites Limited Partner's adjusted basis in his Chicago Suites Partnership Units, the Chicago Suites Limited Partner will recognize gain. The Operating Partnership and the General Partner estimate (assuming the Chicago Suites Limited Partner acquired his Chicago Suites Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering) that the amount of gain that would be recognized by a Chicago Suites Limited Partner who made the Common Share Election would be approximately $11,138 per Chicago Suites Partnership Unit and that the amount of gain that would be recognized by a Chicago Suites Limited Partner who made the Note Election would be approximately $9,154 per Chicago Suites Partnership Unit, as of December 31, 1998. For a discussion of the federal income tax rates applicable to the net capital gain from the sale of a capital asset, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Disposition of OP Units by Limited Partners" in the Consent Solicitation. In this regard, the General Partner estimates that, as of December 31, 1998, if Chicago Suites sold the Marriott Suites O'Hare Hotel in a fully taxable transaction for a net amount, after payment of liabilities, equal to the Exchange Value of Chicago Suites (with respect to a Limited Partner who makes the Common Share Election) or Liquidation Value of Chicago Suites (with respect to a Limited Partner who makes the Note Election), the "unrecognized Section 1250 gain" per Chicago Suites Partnership Unit would be $10,176 for a Limited Partnership who makes the Common Share Election and $8,267 for a Limited Partner who makes the Note Election. The gain subject to tax as ordinary income under Code Section 1245 per Chicago Suites Partnership Unit would be $887 for a Limited Partner who makes either Election. A Chicago Suites Limited Partner who makes the Common Share Election or the Note Election would be able to treat any per Partnership Unit passive activity loss carryforwards with respect to the activities of Chicago Suites, to the extent the sum of

                            Chicago Suites Supp-37
such losses exceeds his passive activity income for 1998, as losses that are not from a passive activity and, therefore, not subject to the passive activity loss limitation rules. For purposes of determining the gain recognized by a Limited Partner as a result of making the Common Share Election or the Note Election, an Original Limited Partner's Adjusted Basis reflects such Limited Partner's share of the syndication costs incurred by his Partnership at formation. An original Chicago Suites Limited Partner's share of syndication costs was $4,517 per Chicago Suites Partnership Unit.

  The following table shows the estimated amount of long term capital gain,
Section 1245 ordinary income, and "unrecognized Section 1250 gain" that a Chicago Suites Limited Partner who exercises either the Common Share Election or the Note Election would recognize, on a per Chicago Suites Partnership Unit basis (assuming that the Chicago Suites Limited Partner acquired his Chicago Suites Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering), the maximum statutory federal income tax rates that would apply to such categories of gain, and the hypothetical tax that would be owed if such income or gain simply were to be multiplied by the maximum statutory federal income tax rates that would apply to such categories of gain. This table does not take into account any state, local or foreign income taxes that would be payable in respect of such gain. In addition, because of the intricacies of the calculation of federal income taxes (including the indirect impact that various items can have on other items in a taxpayer's federal income tax return), the actual additional federal income tax owed by a Chicago Suites Limited Partner who recognizes such gain is likely to be either higher or lower (perhaps by a material amount) than the amounts shown on the following table.

                              COMMON SHARE ELECTION              NOTE ELECTION
                          ------------------------------ -----------------------------
                                   MAXIMUM                       MAXIMUM
                                   FEDERAL  HYPOTHETICAL         FEDERAL  HYPOTHETICAL
                                  STATUTORY   FEDERAL           STATUTORY   FEDERAL
                           GAIN     RATE        TAX       GAIN    RATE        TAX
                          ------- --------- ------------ ------ --------- ------------
Long-Term Capital Gain..  $    75   20.0%      $   15    $    0   20.0%      $    0
"Unrecognized Section
 1250 Gain".............   10,176   25.0%       2,544     8,267   25.0%       2,067
Section 1245 Ordinary
 Income.................      887   39.6%         351       887   39.6%         351
                          -------              ------    ------              ------
  Total.................  $11,138              $2,910    $9,154              $2,418
                          =======              ======    ======              ======

  A Chicago Suites Limited Partner who elects to receive Common Shares will not be eligible to defer any gain under the "installment sale" rules, while a Chicago Suites Limited Partner who elects to receive a Note may be eligible to defer at least a portion of that gain under those rules. Those rules, however, will not permit the Chicago Suites Limited Partner to defer all of the gain, and, to the extent that the face amount of the Note (and any other installment obligations received by the taxpayer during the year) outstanding at the end of the taxable year in which the Merger occur exceeds $5,000,000, will require that the Chicago Suites Limited Partner who defers gain pay to the IRS interest on the resulting tax that has been deferred. The Chicago Suites Limited Partner will not be eligible to defer gain recognized upon the receipt of the Note to the extent that his share of Chicago Suites liabilities at the time of the Merger exceeds his adjusted tax basis in his Chicago Suites Partnership Units immediately prior to the Merger (that is, to the extent that he has a "negative capital account" for tax purposes). In addition, the Chicago Suites Limited Partner will not be eligible to defer gain to the extent that such gain would be taxed as ordinary income under Section 1245 and 1250 of the Code. Lastly, if a Chicago Suites Limited Partner disposes of his Note, any gain that had been deferred would be recognized in the year of disposition.

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR CHICAGO SUITES LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER, AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT CHICAGO SUITES LIMITED PARTNERS CONSIDERING ELECTING TO RECEIVE COMMON SHARES OR NOTES CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH CHICAGO

                            Chicago Suites Supp-38

SUITES LIMITED PARTNERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

 Tax Consequences if Chicago Suites Does Not Participate in the Merger

  If Chicago Suites does not participate in the Merger, the Chicago Suites Limited Partners would not have any tax consequences resulting from the Merger. The consequences of continued ownership of Chicago Suites Partnership Units will be the same as would have resulted if the Merger had not been proposed.

                                  *    *    *

  The above description is not exhaustive of all possible tax considerations associated with the Merger and the REIT Conversion. This summary does not discuss foreign tax considerations, nor does it discuss all of the aspects of federal income taxation or state and local taxation that may be relevant to Chicago Suites Limited Partners in light of their particular circumstances. EACH CHICAGO SUITES LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH CHICAGO SUITES LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

                            Chicago Suites Supp-39

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with the audited financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                             FIRST TWO
                             QUARTERS                             FISCAL YEAR
                          ----------------  -----------------------------------------------------------
                           1998     1997       1997        1996         1995        1994        1993
                          -------  -------  ----------  -----------  ----------  ----------  ----------
                            (UNAUDITED)     (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT)(1)
Revenues................  $ 3,358  $ 2,952  $    6,568  $     5,660  $    4,913  $    4,509  $    4,311
Operating profit........    1,412    1,236       2,673        1,772         788         567         444
Net income (loss).......      437      266         582         (565)     (1,655)     (1,920)     (2,031)
Distributions:
 General partner........      --       --          --           --          --          --          --
 Limited partners.......      --       --          --           --          --          --          --
Per Partnership Unit:(1)
 Net income (loss)......    1,281      776       1,701       (1,651)     (4,839)     (5,617)     (5,941)
 Distributions..........      --       --          --           --          --          --          --
Cash provided by (used
 in) operating
 activities.............    1,244    1,076       1,881          798         636         881        (739)
Cash used in investing
 activities.............     (300)    (244)     (1,052)        (517)       (486)       (343)       (315)
Cash used in financing
 activities.............     (118)    (477)       (721)        (342)        --          --          --
Increase (decrease) in
 cash and cash
 equivalents............      826      355         108          (61)        150         538      (1,054)
Ratio of earnings to
 fixed charges
 (unaudited)(2).........     1.41x    1.25x       1.26x         --          --          --          --
Deficiency of earnings
 to fixed charges
 (unaudited)(2) ........      --       --          --           565       1,655       1,920       2,031
Total assets at book
 value..................   26,710   26,056      25,962       25,701      25,975      27,002      27,701
Cash and cash
 equivalents............    1,667    1,088         841          733         794         644         106
Total debt..............   24,885   25,220      25,003       25,361      25,500      25,500      25,500
Total liabilities.......   29,094   29,193      28,783       29,104      28,813      28,185      26,964
Partner's capital
 (deficit)(3):
 Limited partners.......   (2,378)  (3,124)     (2,811)      (3,387)     (2,821)     (1,200)        682
 General partner........       (6)     (13)        (10)         (16)        (17)         17          55
Book Value per
 Partnership Unit
 (unaudited)(1).........   (7,081)  (9,287)     (8,361)     (10,063)     (8,421)     (3,582)      2,036
Exchange Value per
 Partnership Unit
 (unaudited)(1).........   33,133      --          --           --          --          --          --

--------
(1) A Partnership Unit represents a $35,000 original investment in Chicago Suites and excludes MB Investment Properties 1% limited partner interest.
(2) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges is largely the result of depreciation of $1,234,000, $1,644,000, $1,541,000 and $1,637,000 for
    fiscal years ended December 31, 1996, 1995, 1994 and 1993, respectively.
(3) On August 26, 1996, MB Investment Properties, Inc. withdrew as a general partner of the Partnership and converted its 1% interest to a Limited Partner interest.

                            Chicago Suites Supp-40

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

RESULTS OF OPERATIONS

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Revenues. For the first two quarters 1998, revenues increased 14% or $406,000, over the same period in 1997 from $3.0 million to $3.4 million. Revenues and operating profit were impacted primarily by growth in revenue per available room ("REVPAR") of 10% over the comparable period in 1997 from $119 to $131. REVPAR represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. REVPAR does not include food and beverage or other ancillary revenues generated by the property. The increase in REVPAR was the result of a 12% increase in average room rate from $143 to $160, slightly offset by a 1.4 percentage point decrease in average occupancy to 82%. The increase in average room rate for the first two quarters 1998 was primarily due to the Hotel limiting the sale of discounted rooms, creating a breakfast-included rate which raised the non-corporate premium rate, and increasing its corporate room rate $10 to $199, which represents a $30 increase over the corporate rate charged in the second quarter of 1997. The slight decrease in occupancy was the result of the Hotel's corporate rate increase.

  Operating Costs and Expenses. Operating costs and expenses increased 13% to $1.9 million for the first two quarters 1998 when compared to the same period in 1997. The increase in operating costs and expenses was primarily due to the 21% or $82,000 increase in depreciation expense and the 18% or $70,000 increase in incentive management fees. The increase in depreciation expense was due to the completion of the rooms renovation in 1997. The increase in incentive management fees was the result of the improvement in revenues discussed above. As a percentage of revenues, operating costs and expenses remained stable at 58% for the first two quarters 1998 when compared to the same period in 1997.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $176,000 to $1.4 million for the first two quarters 1998 from $1.2 million for the same period in 1997. Operating profit was 42% of revenues during both time periods.

  Interest expense. Interest expense increased for the first two quarters 1998 when compared to the same period in 1997 due primarily to interest expense from the roof and facade loan with a subsidiary of the Manager. The loan, which matures in June 2000, bears interest at 9% and will be repaid from the Partnership's cash flow from operations after defined priorities. Payments of approximately $19,000 per month began in June 1998, following the final disbursement of loan proceeds.

  Net income. For the first two quarters 1998, net income increased $171,000 to $437,000, compared to $266,000 for the same period in 1997. This increase was primarily due to an increase in hotel revenues, offset by the changes in expenses discussed above.

 1997 Compared to 1996

  Revenues. Revenues increased $908,000 or 16%, to $6.6 million in 1997 from $5.7 million in 1996 as a result of strong growth in REVPAR of 13%. Hotel sales increased $1.4 million, or 10%, to $14.4 million in 1997 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of a 14% increase in average room rates from $129 in 1996 to $147 in 1997, while average occupancy decreased one percentage point to 83%. The decrease in occupancy was primarily the result of the Hotel's suites refurbishment which displaced approximately 1,000 roomnights during the First Quarter 1997.

  Operating Costs and Expenses. Operating costs and expenses remained stable at $3.9 million in 1997 compared to 1996. As a percentage of revenues, operating costs and expenses decreased to 59% of revenues in 1997 from 69% in 1996. Operating costs and expenses remained stable primarily due to the $399,000 decrease in depreciation expense as a result of the majority of the Hotel's furniture and equipment becoming fully

                            Chicago Suites Supp-41
depreciated in 1996, offset by the $171,000 increase in combined incentive and base management fees and the $33,000 increase in ground rent due to improved revenues as discussed above.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $901,000 to $2.7 million, or 41% of total revenues, in 1997 from $1.8 million, or 31% of revenues in 1996.

  Interest Expense. Interest expense decreased to $2.2 million in 1997 from $2.4 million in 1996 due to regular and additional principal amortization on the debt totaling $886,000. Additionally, the weighted average interest rate on the mortgage debt in 1997 decreased to 7.69% from 9.31% in 1996 due to the 1996 refinancing. See "Refinancing."

  Net Income. Net income increased $1.1 million to $582,000 in 1997 over 1996 due to the items discussed above.

 1996 Compared to 1995

  Revenues. Revenues increased $747,000, or 15%, to $5.7 million in 1996 from $4.9 million in 1995 as a result of strong growth in REVPAR. REVPAR increased 10% to $108 in 1996. Hotel sales increased $1.4 million, or 12%, to $13 million in 1996 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of a 7% increase in average suite rate from $121 in 1995 to $129 in 1996, combined with a three percentage point increase in average occupancy to 84%.

  Operating Costs and Expenses. Operating costs and expenses decreased $237,000 to $3.9 million in 1996 from $4.1 million in 1995. As a percentage of revenues, operating costs and expenses represented 69% of revenues in 1996 and 84% in 1995. The decrease in operating costs and expenses was primarily due to a $410,000 decrease in depreciation expense due to the majority of the Hotel's furniture and equipment becoming fully depreciated in early 1996.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $984,000 to $1.8 million, or 31% of total revenues, in 1996 from $788,000, or 16% of revenues in 1995.

  Interest Expense. Interest expense was $2.4 million in 1996 and $2.5 million in 1995.

  Net Loss. Net loss decreased $1.1 million to a net loss of $565,000 in 1996 over the net loss of $1.7 million in 1995 due to the items discussed above.

CAPITAL RESOURCES AND LIQUIDITY

 General

  The General Partner believes that cash from operations will provide adequate funds for the operational needs of the Partnership for the foreseeable future.

PRINCIPAL SOURCES AND USES OF CASH

  The Partnership's principal source of cash is from operations. Its principal uses of cash are to fund the property improvement fund of the Hotel and to pay required principal amortization of the mortgage debt. Additionally, the Partnership is required to use its excess annual cash flow to pay additional principal on the mortgage debt.

  Total cash provided by operating activities for the first two quarters 1998 and 1997, was $1.2 million and $1.1 million, respectively. The increase was primarily due to an increase in hotel revenues when compared to 1997. See "Results of Operations" above.

                            Chicago Suites Supp-42

  Cash provided by operating activities was $1.9 million in 1997, $798,000 in 1996 and $636,000 in 1995. The $1.1 million increase in cash provided by operating activities between 1997 and 1996 was due primarily to the $908,000 increase in revenues, offset by $606,000 in incentive management fee paid, and $1 million in reduced interest payments, due to the debt refinancing discussed below. The $162,000 increase in cash provided by operating activities between 1996 and 1995 was due primarily to the $747,000 increase in revenues, offset by $465,000 in increased interest payments. Interest payments increased primarily as a result of the 1996 debt refinancing which resulted in one additional debt service payment in 1996 compared to 1995.

  For the first two quarters 1998 and 1997, cash used in investing activities was $300,000 and $244,000, respectively, and consisted of contributions to and expenditures from the property improvement fund.

  Cash used in investing activities was $1.1 million, $517,000 and $486,000 in 1997, 1996 and 1995, respectively. The Partnership's cash investing activities consist primarily of contributions to the property improvement fund and capital expenditures for improvements to the Hotel. In 1997, the Hotel completed a roof and facade restoration project, with funds provided by the Partnership, for which approximately $528,000 was spent.

  For the first two quarters 1998 and 1997, cash used in financing activities was $118,000 and $477,000, respectively, and consisted primarily of repayments on the mortgage debt. Additionally, during the second quarter of 1998, the Partnership made its final draw of $35,000 on the roof and facade loan.

  Cash used in financing activities was $721,000 in 1997 and $342,000 in 1996. In 1997, the Partnership's cash financing activities consisted of repayment of mortgage debt of $886,000, $528,000 in proceeds from a loan from a subsidiary of Marriott International, and $363,000 in payments of financing costs related to the 1996 refinancing. The Partnership made debt principal payments of $139,000 and paid financing costs of $203,000 in 1996. Financing activity in 1995 consisted entirely of the $164,000 advance from, and subsequent repayment into the property improvement fund, so that the Partnership could make its First Quarter debt service payment in 1995. Prior to the debt refinancing in 1996, no repayments of mortgage principal were required prior to maturity. See "Refinancing."

REFINANCING

  On September 24, 1996, the Partnership successfully refinanced its $25.5 million mortgage debt. Proceeds from the new loan were used to repay the existing mortgage debt and pay refinancing costs. The refinanced debt bears interest at a floating rate of 200 basis points over the three-month LIBOR rate, with an option to fix the interest rate during the first two years of the loan term, and requires quarterly payments of principal and interest based upon a 20-year amortization schedule for a five-year term expiring on the maturity date of June 12, 2001. The weighted average interest rate on the Partnership's debt in 1997, 1996 and 1995 was 7.69%, 9.31% and 9.575%, respectively. The weighted average interest rate during the first two quarters 1998 was 7.69%, compared to 7.64% during the comparable period in 1997.

PROPERTY IMPROVEMENT FUND

  The Partnership is required to maintain the Hotel in good condition. Under the Management Agreement, the Partnership is required to make annual contributions to the property improvement fund which provides funding for capital expenditures and replacement of furniture, fixtures and equipment. Contributions to the fund equaled 4% of gross Hotel sales in 1997, 1996 and 1995. The contribution amount will remain at 4% of gross Hotel sales in 1998 and 1999. In 2000 and thereafter, the Partnership is required to contribute 5% of gross Hotel sales to the fund. In 1997, 1996 and 1995, the Partnership contributed $577,000, $523,000 and $468,000, respectively, to the property improvement fund. For the first two quarters 1998 and 1997, the Partnership contributed $284,000 and $260,000, respectively, to the property improvement fund.


                            Chicago Suites Supp-43

  The General Partner expects that contributions to the property improvement fund will provide a sufficient reserve for the future capital repair and replacement needs of the Hotel's property and equipment.

MANAGEMENT FEES

  For 1997, the Partnership paid a base management fee equal to 3% of gross Hotel sales to the Manager. In addition, the Partnership paid an incentive management fee of $606,000 payable from cash flow remaining after payment of ground rent, debt service and an owner's priority return of $1,020,000. Payment of the incentive management fee is subordinated to the required principal and interest payments on the Amended and Restated Mortgage Debt, ground rent and an 8% annual priority return to the Partners. Of the remaining amount, the Partnership pays 50% of the current year incentive management fee to the extent of cash available. Fifty percent of any remaining cash is then applied to 50% of the current year incentive management fee and unpaid incentive management fees from prior years. Unpaid incentive management fees are reflected as deferred incentive management fees due to Marriott International, Inc. in the Partnership's balance sheet. The Manager waived its right to any unpaid deferred incentive management fees due to Marriott International which were earned during the period from June 12, 1989 to June 14, 1991. During the first two quarters of 1998 and 1997, the Manager received $439,000 and $261,000, respectively, of incentive management fees. The remaining $20,000 and $128,000, respectively, of incentive management fees earned were accrued as deferred incentive management fees payable to Marriott International. During 1997 the Manager received $606,000 of incentive management fee, while the remaining $258,000 of incentive management fee earned was accrued as a deferred incentive management fee payable to Marriott International. In 1996 and 1995, incentive management fees earned and accrued as deferred incentive management fees totaled $734,000 and $591,000, respectively. No incentive management fees were paid prior to 1997. As of December 31, 1997 and 1996 and June 19, 1998, the balance of deferred incentive management fees was $3.6 million, $3.3 million and $3.6 million, respectively.

INFLATION

  For the first two quarters 1998 and the three fiscal years ended December 31, 1997, the rate of inflation has been relatively low and, accordingly, has not had a significant impact on the Partnership's revenues and net income. The Manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotel exceeded the general level of inflation. The amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

SEASONALITY

  Demand, and thus occupancy and room rates, is affected by normally recurring seasonal patterns. Demand tends to be higher during the months of March through November than during the remainder of the year. This seasonality tends to affect the results of operations, increasing hotel revenues during these months. In addition, this seasonality may also increase the liquidity of the Partnership during these months.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Manager of its property to obtain financial information. The General Partner believes that the Manager has begun to implement changes to the property specific software to ensure that software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                            Chicago Suites Supp-44

                              FINANCIAL STATEMENTS

                             Chicago Suites Supp-45

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.:

  We have audited the accompanying balance sheet of Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (a Rhode Island limited partnership) as of December 31, 1997 and 1996 and the related statements of operations, changes in partners' capital (deficit) and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
February 23, 1998

                            Chicago Suites Supp-46

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                              1997      1996
                                                            --------  --------
ASSETS
Property and equipment, net................................ $ 23,784  $ 23,640
Property improvement fund..................................      402       329
Deferred financing costs, net..............................      428       512
Due from Marriott International, Inc.......................      507       487
Cash and cash equivalents..................................      841       733
                                                            --------  --------
                                                            $ 25,962  $ 25,701
                                                            ========  ========
LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt............................................ $ 24,475  $ 25,361
  Deferred incentive management fees due to Marriott
   International, Inc......................................    3,587     3,329
  Note payable to Marriott International, Inc..............      528       --
  Accounts payable and accrued expenses....................      193       414
                                                            --------  --------
      Total Liabilities....................................   28,783    29,104
                                                            --------  --------
PARTNERS' DEFICIT
  General Partner
    Capital contribution...................................      120       120
    Capital distributions..................................      (23)      (23)
    Cumulative net losses..................................     (107)     (113)
                                                            --------  --------
                                                                 (10)      (16)
                                                            --------  --------
  Limited Partners
    Capital contribution, net of offering costs of $1,512..   10,249    10,249
    Capital distributions..................................   (2,819)   (2,819)
    Cumulative net losses..................................  (10,241)  (10,817)
                                                            --------  --------
                                                              (2,811)   (3,387)
                                                            --------  --------
      Total Partners' Deficit..............................   (2,821)   (3,403)
                                                            --------  --------
                                                            $ 25,962  $ 25,701
                                                            ========  ========


                       See Notes to financial statements.

                             Chicago Suites Supp-47

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                      1997     1996     1995
                                                     -------  -------  -------
REVENUES
  Hotel revenues (Note 3)........................... $ 6,568  $ 5,660  $ 4,913
                                                     -------  -------  -------
OPERATING COSTS AND EXPENSES
  Real estate taxes and other.......................   1,295    1,139    1,172
  Incentive management fee..........................     864      734      591
  Depreciation......................................     835    1,234    1,644
  Base management fee...............................     433      392      351
  Ground rent.......................................     341      308      300
  Administrative and other..........................     127       81       67
                                                     -------  -------  -------
                                                       3,895    3,888    4,125
                                                     -------  -------  -------
OPERATING PROFIT....................................   2,673    1,772      788
  Interest expense..................................  (2,150)  (2,406)  (2,526)
  Interest income...................................      59       69       83
                                                     -------  -------  -------
NET INCOME (LOSS)................................... $   582  $  (565) $(1,655)
                                                     -------  -------  -------
ALLOCATION OF NET INCOME (LOSS)
  General Partner................................... $     6  $    (6) $   (17)
  MBIP Interest.....................................       6       (6)     (17)
  Limited Partner Unit Holders......................     570     (553)  (1,621)
                                                     -------  -------  -------
                                                     $   582  $  (565) $(1,655)
                                                     -------  -------  -------
NET INCOME (LOSS) PER LIMITED PARTNER UNIT
  (335 Units)....................................... $ 1,701  $(1,651) $(4,839)
                                                     =======  =======  =======


                       See Notes to financial statements.

                             Chicago Suites Supp-48

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                       GENERAL LIMITED
                                                       PARTNER PARTNERS   TOTAL
                                                       ------- --------  -------
Balance, December 31, 1994............................  $ 17   $(1,200)  $(1,183)
  Net loss............................................   (34)   (1,621)   (1,655)
                                                        ----   -------   -------
Balance, December 31, 1995............................   (17)   (2,821)   (2,838)
  Transfer of MBIP 1% GP interest to 1% LP interest...    11       (11)      --
  Net loss............................................   (10)     (555)     (565)
                                                        ----   -------   -------
Balance, December 31, 1996............................   (16)   (3,387)   (3,403)
  Net income..........................................     6       576       582
                                                        ----   -------   -------
Balance, December 31, 1997............................  $(10)  $(2,811)  $(2,821)
                                                        ====   =======   =======



                       See Notes to financial statements.

                             Chicago Suites Supp-49

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     1997     1996      1995
                                                    -------  -------  --------
OPERATING ACTIVITIES
  Net income (loss)................................ $   582  $  (565) $ (1,655)
  Noncash items:
    Depreciation...................................     835    1,234     1,644
    Deferred incentive management fees.............     258      734       591
    Amortization of deferred financing costs as
     interest......................................     124       33        46
    Deferred interest on mortgage loan.............      63      --        --
  Changes in operating accounts:
    Accounts payable and accrued expenses..........      39     (607)       30
    Due from Marriott International, Inc...........     (20)     (31)      (20)
                                                    -------  -------  --------
      Cash provided by operating activities........   1,881      798       636
                                                    -------  -------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net.........    (979)  (1,013)     (492)
  Change in property improvement fund..............     (73)     496         6
                                                    -------  -------  --------
      Cash used in investing activities............  (1,052)    (517)     (486)
                                                    -------  -------  --------
FINANCING ACTIVITIES
  Repayment of mortgage debt.......................    (886)    (139)      --
  Proceeds from note payable to Marriott
   International, Inc..............................     528      --        --
  Payment of financing costs.......................    (363)    (203)      --
                                                    -------  -------  --------
      Cash used in financing activities............    (721)    (342)      --
                                                    -------  -------  --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...     108      (61)      150
CASH AND CASH EQUIVALENTS at beginning of year.....     733      794       644
                                                    -------  -------  --------
CASH AND CASH EQUIVALENTS at end of year........... $   841  $   733  $    794
                                                    =======  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for mortgage interest.................. $ 1,947  $ 2,947  $  2,482
                                                    =======  =======  ========


                       See Notes to financial statements.

                             Chicago Suites Supp-50

          MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                         NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (the "Partnership"), a Rhode Island limited partnership, was formed in 1988 to acquire and own the 256 suite Marriott Suites O'Hare Hotel (the "Hotel") located near the O'Hare International Airport in Rosemont, Illinois. The Hotel, which opened on November 28, 1988, is managed by Marriott International, Inc. ("Marriott International") as part of its full service hotel system.

  In 1989, 335 limited partnership interests (the "Units"), representing a 98% interest in the Partnership, were sold pursuant to a private placement offering at $35,000 per Unit. Each general partner contributed $119,500 in cash for their respective 1% general partner interests. Under the purchase and sale agreement, Host Marriott Corporation ("Host Marriott") agreed to reduce the purchase price of the Hotel up to an aggregate total of $3,000,000 to the extent that the Hotel did not provide cash flow, after payment of ground rent and debt service, equivalent to $1,000,000 for each of the three years ended June 19, 1992 (the "Cash Flow Guaranty"). A total of $2,476,000 was paid to the Partnership under the Cash Flow Guaranty. The price adjustments were allocated as a reduction of the carrying value of the Partnership's property and equipment in the accompanying balance sheet.

  On August 23, 1996, MB Investment Properties, Inc. ("MBIP") withdrew as a general partner of the Partnership and converted its 1% interest to a limited partner. At December 31, 1997 the sole general partner is MOHS Corporation ("MOHS"), a Delaware corporation and subsidiary of Host Marriott.

 Partnership Allocations and Distributions

  Partnership allocations and distributions are generally made as follows:

    (a) Cash available for distribution is distributed (i) first, 100% to the limited partners (excluding MBIP) until they have received an annual 8% cumulative preferred return on their invested capital; (ii) to Host Marriott to repay principal and interest on advances made under the Debt Service Guarantee, as defined in Note 5, if any; and (iii) 100% to the general partner and MBIP until they have received an annual 8% cumulative preferred return on their invested capital. The balance, if any, shall be distributed (i) 1% to the general partner, 1% to MBIP and 98% to the remaining limited partners until the general partner and the limited partners (collectively, the "Partners") have received cumulative distributions of net proceeds from capital transactions and/or refinancing equal to $5,982,000; (ii) next, 10% to MOHS, 5% to MBIP and 85% to the remaining limited partners until the Partners have received cumulative distributions of net proceeds from capital transactions and/or refinancing equal to $11,964,000; and (iii) thereafter, 20% to MOHS, 10% to MBIP and 70% to the remaining limited partners.

    (b) Net proceeds from capital transactions and refinancing are generally distributed in the following order of priority: (i) first, 1% to the general partner, 1% to MBIP and 98% to the remaining limited partners until the Partners have received their initial capital contribution to the extent not previously distributed; (ii) then, to the limited partners (excluding
  MBIP) in an amount equal to their 8% cumulative preferred return on their invested capital; (iii) then, to the general partner and MBIP in an amount equal to their 8% cumulative preferred return on their invested capital;
  (iv) then, to Host Marriott to repay any advances made under the Debt Service Guarantee, together with accrued interest thereon; (v) then, to Marriott International to pay any unpaid deferred incentive management fee; and (vi) the balance, if any, 20% to MOHS, 10% to MBIP and 70% to the remaining limited partners.

    (c) For financial reporting purposes, profits and losses are allocated among the Partners based on their ownership interests.

                            Chicago Suites Supp-51

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenues and Expenses

  Revenues represent house profit from the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to Marriott International. House profit reflects the net revenues flowing to the Partnership as property owner and represents hotel operating results less property-level expenses, excluding depreciation and amortization, base management fee, real estate taxes, ground rent, insurance and certain other costs, which are disclosed separately in the statement of operations (see Note 3).

  On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that is should be applied to its hotel. Accordingly, hotel sales and property-level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $7.9 million, $7.4 million and $6.8 million for the year ended December 31, 1997, 1996 and 1995, respectively, and will have no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets as follows:

       Leasehold improvements.......................................... 40 years
       Furniture and equipment.........................................  7 years

  All property and equipment is pledged to secure the Amended and Restated Mortgage Debt defined in Note 5.

  The Partnership assesses impairment of the Hotel based on whether estimated undiscounted future cash flows from the Hotel will be less than its net book value. If the Hotel is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Deferred financing costs represent the costs incurred in connection with obtaining debt financing and are amortized over the term thereof. The original mortgage debt (see Note 5) matured on June 12, 1996. Deferred financing costs associated with that debt, totaling $320,000, were fully amortized at December 31, 1996 and were subsequently written off in 1997. Costs associated with the mortgage debt refinancing (see Note 5) totaled $566,000 and will be amortized over the term of the loan. Accumulated amortization of deferred financing costs at December 31, 1997 and 1996 totaled $138,000 and $334,000, respectively.

                            Chicago Suites Supp-52

 Cash and Cash Equivalents


  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements because the Partnership does not pay income taxes but rather allocates profits and losses to the Partners in accordance with the partnership agreement. Significant differences exist between the net income for financial reporting purposes and the net income as reported on the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets. As a result of these differences, the excess of the tax basis in the net Partnership liabilities over the net Partnership liabilities reported in the accompanying financial statements was $896,000 and $969,000, respectively as of December 31, 1997 and 1996.

 Statement of Financial Accounting Standards

  In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

 Reclassifications

  Certain reclassifications were made to prior year financial statements to conform to the 1997 presentation.

NOTE 3. REVENUES

  Hotel revenues consist of Hotel operating results for the three years ended December 31 (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   HOTEL SALES
     Rooms............................................. $11,336 $10,224 $ 9,100
     Food and beverage.................................   2,588   2,337   2,092
     Other.............................................     505     509     497
                                                        ------- ------- -------
                                                         14,429  13,070  11,689
                                                        ------- ------- -------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms...........................................   2,541   2,509   2,311
       Food and beverage...............................   2,088   1,896   1,722
     Other hotel operating expenses....................   3,232   3,005   2,743
                                                        ------- ------- -------
                                                          7,861   7,410   6,776
                                                        ------- ------- -------
   HOTEL REVENUES...................................... $ 6,568 $ 5,660 $ 4,913
                                                        ======= ======= =======

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Leasehold improvements................................... $ 26,453  $ 26,015
   Furniture and equipment..................................    8,768     8,227
                                                             --------  --------
                                                               35,221    34,242
   Less accumulated depreciation............................  (11,437)  (10,602)
                                                             --------  --------
                                                             $ 23,784  $ 23,640
                                                             ========  ========

                            Chicago Suites Supp-53

NOTE 5. DEBT

 Mortgage Debt

  The Partnership entered into a loan agreement on June 12, 1989 with a bank to provide non-recourse mortgage debt of $25.5 million (the "Mortgage Debt") to finance the acquisition of the Hotel. The Mortgage Debt initially bore interest at a floating interest rate. On August 11, 1989 the Partnership exercised its option to fix the interest rate at 9.575% until maturity on June 12, 1996. Interest on the Mortgage Debt was payable on the last day of March, June, September and December of each year. No amortization of principal was required prior to maturity or the sale or refinancing of the Hotel.

  The Mortgage Debt matured on June 12, 1996 (the "Maturity Date"). On September 24, 1996 (the "Closing Date"), the Partnership completed a refinancing of the Mortgage Debt (the "Amended and Restated Mortgage Debt"). The lender granted the Partnership a forbearance of the loan for the period between the Maturity Date and the Closing Date. During the forbearance period from the Maturity Date until August 15, 1996 the Partnership continued to pay interest at the contract rate of 9.575%. Thereafter, until the Closing Date, the Partnership paid interest at a rate of 10.575%. The Amended and Restated Mortgage Debt matures on June 12, 2001 and carries a floating interest rate of 200 basis points over the three-month London Interbank Offered Rate ("LIBOR"), with an option to fix the interest rate during the first two years of the loan term. The weighted average interest rate from the Closing Date through December 31, 1996, was 7.62%. The weighted average interest rate for 1997 was 7.69%. The restructured loan requires minimum quarterly amortization payments based on a 20-year schedule. Additionally, all excess cash flow after payment of ground rent, required principal and interest payments, incentive management fee, partnership administrative expenses and refinancing costs is to be applied toward principal amortization. On June 24, 1997 the Partnership paid $305,000 from excess cash flow generated during 1996 toward additional principal amortization. The Partnership made a $766,000 principal payment in June 1998 from excess cash flow generated during 1997.

  As of the Closing Date, the lender deferred a $128,000 restructuring fee and $302,000 of expenses incurred by the lender in connection with restructuring the Mortgage Debt. On December 24, 1996, the Partnership paid $107,000 of lender's expenses. A total of $323,000 was accrued as deferred financing costs which is included in accounts payable and accrued expenses on the balance sheet for the year ended December 31, 1996. This accrued liability was paid in April 1997.

  Scheduled debt maturities under the Amended and Restated Mortgage Debt are as follows (in thousands):

       1998............................................................. $   627
       1999.............................................................     676
       2000.............................................................     728
       2001.............................................................  22,444
                                                                         -------
                                                                         $24,475
                                                                         =======

  The Amended and Restated Mortgage Debt is secured by the Hotel, an assignment of the Partnership's interest under the Ground Lease (as defined in Note 6), an assignment of the Hotel management agreement, and by the grant of a security interest in the Partnership's cash accounts and the personal property and fixtures of the Hotel.

 Debt Guarantees

  No debt service guarantee was provided on the Amended and Restated Mortgage Debt. However, MOHS reaffirmed its guarantee to the lender, that in the event of a foreclosure, proceeds payable to the lender would be at least $5,000,000.

                            Chicago Suites Supp-54

 Roof and Facade Loan

  Marriott International Capital Corporation ("MICC"), a subsidiary of Marriott International, provided $605,000 in available loan proceeds for the completion of the facade and roof restoration project at the Hotel. As of December 31, 1997, $528,000 has been disbursed under the loan. The loan matures in June 2000, bears interest at 9% and will be repaid from the Partnership's cash flow from operations after defined priorities. Payments of approximately $19,000 in principal and interest per month began in June 1998 following the final loan disbursement.

  Simultaneous with the execution of the loan agreement between the Partnership and MICC, Host Marriott purchased a 50% participation interest in the loan from MICC. Pursuant to the participation agreement, Host Marriott reimbursed MICC for 50% of the loan advances made to-date and will continue to reimburse MICC for 50% of any additional advances. Upon the final loan disbursement, Host Marriott will be reimbursed by MICC for 50% of the loan repayments as they are made by the Partnership to MICC.

NOTE 6. GROUND LEASE

  In 1989, the leasehold interest in the land upon which the Hotel is located was assigned to the Partnership by Host Marriott. The lease was created on June 16, 1986 pursuant to a ground lease (the "Ground Lease") from the landlord to Host Marriott. The initial term of the Ground Lease expires in 2014. The Ground Lease may be renewed at the option of the Partnership for five successive terms of ten years each. Upon expiration or termination of the Ground Lease, title to the Hotel and all improvements revert to the lessor. Rent expense under the Ground Lease is calculated at an amount equal to the greater of a minimum rental of $300,000 per year or a percentage rental equal to 3% of annual gross room sales. Ground rent expense for 1997, 1996 and 1995 was $341,000, $308,000 and $300,000, respectively.

NOTE 7. MANAGEMENT AGREEMENT

  The Partnership entered into a hotel management agreement (the "Management Agreement") with Marriott International (the "Manager") to manage the Hotel as part of Marriott International's full service hotel system. The Management Agreement has an initial term expiring in 2008. The Manager may renew the Management Agreement, at its option, for five successive ten-year terms. The Partnership may terminate the Management Agreement if specified minimum operating results are not achieved. However, the Manager may prevent termination by paying the Partnership the amount by which the minimum operating results were not achieved.

  The Management Agreement provides for annual payments of (i) the base management fee equal to 3% of gross sales from the Hotel, and (ii) the incentive management fee equal to 20% of net house profit, as defined. Payment of the incentive management fee is subordinated to the prior payment of required principal and interest payments, ground rent and an 8% annual priority return to the Partners. Unpaid incentive management fees are reflected as deferred incentive management fees payable to Marriott International in the accompanying balance sheet. The incentive management fee earned in 1997 was $864,000. Of this amount $606,000 was paid to the Manager and $258,000 was accrued as unpaid deferred incentive management fees. Unpaid incentive management fees earned in 1996 and 1995 were $734,000 and $591,000, respectively. The balance of deferred incentive management fees at December 31, 1997 and 1996 was $3.6 million and $3.3 million, respectively.

  Pursuant to the terms of the Management Agreement, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Hotel. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon termination of the Management Agreement, the working capital and supplies will be returned to the Partnership. The individual components of working capital and supplies controlled by the Manager are not reflected in the Partnership's balance sheet. As of December 31, 1997 and 1996, $357,000 has been advanced to the Manager for working capital and supplies and is reflected in Due from Marriott International, Inc. on the accompanying balance sheet.

                            Chicago Suites Supp-55

  Pursuant to the terms of the Management Agreement, the Manager is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in Marriott International's full service hotel system. Chain Services include central training, advertising and promotion, a national reservation system and such additional services, as needed, which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full service hotels managed, owned or leased by Marriott International or its subsidiaries. In addition, the Hotel also participates in Marriott International's Marriott's Rewards Program ("MRP"), which was formerly called Marriott International's Honored Guest Awards Program. The cost of this program is charged to all hotels in Marriott International's hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership was $783,000, $757,000 and $649,000 for 1997, 1996 and 1995, respectively.

  The Management Agreement provides for the establishment of a property improvement fund for the Hotel which provides for the replacement of furniture, fixtures and equipment. Contributions to the property improvement fund are based on a percentage of gross Hotel sales equal to 4% for 1995 through 1999 and 5% thereafter. Contributions to the property improvement fund for 1997, 1996 and 1995 were $577,000, $523,000 and $468,000, respectively.

NOTE 8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The estimated fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                               AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                               ------------------------ ------------------------
                                            ESTIMATED                ESTIMATED
                                CARRYING       FAIR      CARRYING       FAIR
                                 AMOUNT       VALUE       AMOUNT       VALUE
                               ----------- ------------ ----------- ------------
     Mortgage Debt............ $    24,475 $    24,700  $    25,361 $    25,200

  The estimated fair value of the Mortgage Debt is based on the expected future debt service payments discounted at estimated market rates.

                            Chicago Suites Supp-56

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                  FIRST TWO
                                                                   QUARTERS
                                                                ---------------
                                                                 1998     1997
                                                                -------  ------
HOTEL REVENUES (Note 2)........................................ $ 3,358  $2,952
                                                                -------  ------
OPERATING COSTS AND EXPENSES
  Real estate taxes and other..................................     594     579
  Depreciation.................................................     467     385
  Incentive management fees....................................     459     389
  Base management fees.........................................     213     195
  Ground rent and administrative...............................     213     168
                                                                -------  ------
                                                                  1,946   1,716
                                                                -------  ------
OPERATING PROFIT...............................................   1,412   1,236
  Interest expense.............................................  (1,006)   (999)
  Interest income..............................................      31      29
                                                                -------  ------
NET INCOME..................................................... $   437  $  266
                                                                =======  ======
ALLOCATION OF NET INCOME
  General Partner.............................................. $     4  $    3
  MBIP Limited Partner Interest................................       4       3
  Limited Partner Unit Holders.................................     429     260
                                                                -------  ------
                                                                $   437  $  266
                                                                =======  ======
NET INCOME PER LIMITED PARTNER UNIT (335 Units)................ $ 1,281  $  776
                                                                =======  ======


                  See Notes to Condensed Financial Statements.

                             Chicago Suites Supp-57

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                       JUNE 19,   DECEMBER 31,
                                                         1998         1997
                                                      ----------- ------------
                                                      (UNAUDITED)
                       ASSETS
Property and equipment, net..........................   $23,733     $23,784
Due from Marriott International, Inc.................       652         507
Other assets.........................................       658         830
Cash and cash equivalents............................     1,667         841
                                                        -------     -------
                                                        $26,710     $25,962
                                                        =======     =======
          LIABILITIES AND PARTNERS' DEFICIT
Mortgage debt........................................   $24,322     $24,475
Deferred incentive management fees due to Marriott
 International, Inc..................................     3,607       3,587
Accounts payable and accrued expenses................       602         193
Note payable to Marriott International, Inc..........       563         528
                                                        -------     -------
    Total Liabilities................................    29,094      28,783
                                                        -------     -------
PARTNERS' DEFICIT
  General Partner....................................        (6)        (10)
  MBIP Limited Partner Interest......................        (6)        (10)
  Limited Partner Unit Holders.......................    (2,372)     (2,801)
                                                        -------     -------
    Total Partners' Deficit..........................    (2,384)     (2,821)
                                                        -------     -------
                                                        $26,710     $25,962
                                                        =======     =======


                  See Notes to Condensed Financial Statements.

                             Chicago Suites Supp-58

           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                   FIRST TWO
                                                                   QUARTERS
                                                                 --------------
                                                                  1998    1997
                                                                 ------  ------
OPERATING ACTIVITIES
  Net income.................................................... $  437  $  266
  Noncash items.................................................    572     597
  Changes in operating accounts.................................    235     213
                                                                 ------  ------
    Cash provided by operating activities.......................  1,244   1,076
                                                                 ------  ------
INVESTING ACTIVITIES
  Additions to property and equipment...........................   (416)   (440)
  Change in property improvement fund...........................    116     196
                                                                 ------  ------
    Cash used in investing activities...........................   (300)   (244)
                                                                 ------  ------
FINANCING ACTIVITIES
  Principal repayments of mortgage debt.........................   (153)   (336)
  Proceeds from note payable to Marriott International, Inc.....     35     --
  Payment of financing costs....................................    --     (141)
                                                                 ------  ------
    Cash used in financing activities...........................   (118)   (477)
                                                                 ------  ------
INCREASE IN CASH AND CASH EQUIVALENTS...........................    826     355
CASH AND CASH EQUIVALENTS at beginning of period................    841     733
                                                                 ------  ------
CASH AND CASH EQUIVALENTS at end of period...................... $1,667  $1,088
                                                                 ======  ======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage interest............................... $  484  $  481
                                                                 ======  ======


                  See Notes to Condensed Financial Statements.

                             Chicago Suites Supp-59

          MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto for the fiscal year ended December 31, 1997 included in the Partnership's Form 10.

  In the opinion of the Partnership, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998, and the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, net profits and net losses of the Partnership are allocated 1% to MOHS Corporation (the "General Partner"), a wholly owned subsidiary of Host Marriott Corporation ("Host Marriott"), 1% to Mutual Benefit Investment Properties ("MBIP"), a limited partner, and 98% to the remaining limited partners. Significant differences exist between the net profits and net losses for financial reporting purposes and the net profits and net losses reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, differences in the timing of the recognition of management fee expense and the deduction of certain costs incurred during construction which have been capitalized in the accompanying condensed financial statements.

  2. Hotel revenues represent house profit from the Hotel since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to Marriott International, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes and certain other costs, which are disclosed separately in the condensed statement of operations.

  On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotel. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $3.7 million and $3.6 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

                            Chicago Suites Supp-60

  Hotel revenues consist of hotel operating results as follows (in thousands):

                                                                    FIRST TWO
                                                                    QUARTERS
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
   HOTEL SALES
     Rooms....................................................... $5,642 $5,106
     Food and beverage...........................................  1,222  1,171
     Other.......................................................    242    232
                                                                  ------ ------
                                                                   7,106  6,509
                                                                  ------ ------
   HOTEL EXPENSES
     Departmental Direct Costs
       Rooms.....................................................  1,198  1,145
       Food and beverage.........................................  1,001    946
     Other hotel operating expenses..............................  1,549  1,466
                                                                  ------ ------
                                                                   3,748  3,557
                                                                  ------ ------
   HOTEL REVENUES................................................ $3,358 $2,952
                                                                  ====== ======

  3. On April 17, 1998, Host Marriott Corporation ("Host Marriott"), parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                            Chicago Suites Supp-61

                              HOST MARRIOTT, L.P.
                            HMC MERGER CORPORATION

                     SUPPLEMENT DATED OCTOBER 8, 1998 FOR
      PROSPECTUS/CONSENT SOLICITATION STATEMENT DATED OCTOBER 8, 1998 FOR
                  DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP

  On the terms described in the Prospectus/Consent Solicitation Statement (the "Consent Solicitation"), dated October 8, 1998, of which this Supplement (the "Supplement") is a part, Host Marriott Corporation ("Host") has adopted a plan to restructure its business operations so that it will qualify as a real estate investment trust ("REIT"). As part of this restructuring (the "REIT Conversion"), Host and its consolidated subsidiaries will contribute their full-service hotel properties and certain other businesses and assets to Host Marriott, L.P. (the "Operating Partnership") in exchange for units of limited partnership interest in the Operating Partnership ("OP Units") and the assumption of liabilities. The sole general partner of the Operating Partnership will be HMC Merger Corporation, a Maryland corporation to be renamed "Host Marriott Corporation" ("Host REIT"), the entity into which Host will merge as part of the REIT Conversion. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000).

  As part of the REIT Conversion, the Operating Partnership is proposing to acquire by merger (the "Mergers") Desert Springs Marriott Limited Partnership, a Delaware limited partnership ("Desert Springs" or the "Partnership"), and up to seven other limited partnerships (the "Partnerships") that own full-service hotels in which Host or its subsidiaries are general partners. As more fully described in the Consent Solicitation, limited partners of those Partnerships that participate in the Mergers will receive OP Units in exchange for their partnership interests in such Partnerships (with respect to the Partnerships, those limited partners of the Partnerships who are unaffiliated with Host are referred to herein as the "Limited Partners," and with respect to Desert Springs, the "Desert Springs Limited Partners"). Desert Springs Limited Partners may elect to exchange such OP Units received in connection with the Merger for either shares of common stock, par value $.01 per share, of Host REIT ("Common Shares") or unsecured 6.56% Callable Notes due December 15, 2005 issued by the Operating Partnership ("Notes"). Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares (the "Unit Redemption Right").

  The number of OP Units to be allocated to Desert Springs will be based upon
(i) its Exchange Value (as defined herein) and (ii) the price attributed to an OP Unit following the Merger, determined as described herein (which, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be known at the time of voting. The number of Common Shares a Desert Springs Limited Partner may elect to receive in connection with the Merger will equal the number of OP Units received. The principal amount of Notes that Desert Springs Limited Partners may elect to receive in connection with the Merger will be based upon Desert Springs' Note Election Amount (as defined herein). See "Determination of Exchange Value of Desert Springs and Allocation of OP Units." The estimated Exchange Value and Note Election Amount set forth herein may increase or decrease as a result of various adjustments, and will be finally calculated shortly before the Effective Date. Pursuant to the Merger, Desert Springs Limited Partners have an estimated Exchange Value of $40,880 per Partnership Unit and a Note Election Amount of $32,704 per Partnership Unit.

RISK FACTORS

  In deciding whether to approve the Merger, Desert Springs Limited Partners should consider certain risks and other factors. The General Partner believes that Desert Springs Limited Partners should particularly consider the following, which should be read in conjunction with the information in the Consent Solicitation under "Risk Factors" and "Federal Income Tax
Consequences:"

  . Substantial Benefits to Related Parties. Host REIT and its subsidiaries will realize substantial benefits from the Mergers and the REIT Conversion, including savings from a substantial reduction in corporate-

                             Desert Springs Supp-1
    level income taxes expected as a result of the REIT Conversion. To the extent that such anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, such benefits will not be shared with the Limited Partners. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partner in connection with the Merger.

  . Absence of Arm's Length Negotiations. No independent representative was retained to negotiate on behalf of the Desert Springs Limited Partners or the other Limited Partners. Although the General Partner has obtained the Appraisal and the Fairness Opinion from AAA, AAA has not negotiated with the General Partner or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the Desert Springs Limited Partners or the other Limited Partners if such terms and conditions were the result of arm's length negotiations.

  . Other Conflicts of Interest. The Mergers, the REIT Conversion and the recommendations of the General Partner involve the following conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partner and Crestline. The General Partners, which are all subsidiaries of Host (except for PHLP, in which Host is the General Partner), must assess whether a Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships, including Desert Springs, participate and Host REIT will benefit if the value of the OP Units received by the Limited Partners of Desert Springs is less than the value of their Partnership Interests. In addition, the terms of the Leases of the Hotels, including Desert Springs' Hotel, will be determined by Host and the terms of the Partnership Agreement, including provisions which benefit Host REIT, have been determined by Host. Such conflicts may result in decisions that do not fully reflect the interests of all Limited Partners, including the Desert Springs Limited Partners.

  . Adverse Tax Consequences to the General Partner of a Sale of Desert
    Springs' Hotel. In past years, Desert Springs has disproportionately allocated tax losses to the General Partner, with the result that if the Desert Springs Hotel were to be sold in a taxable transaction, the General Partner (and thus Host) would incur a disproportionately larger tax gain than the Desert Springs Limited Partners. Accordingly, the General Partner and Host have an additional conflict of interest in deciding the appropriate course of action for Desert Springs with respect to its Hotel.

  . Uncertainties at the Time of Voting Include the Number of OP Units to be
    Received. There are several uncertainties at the time the Desert Springs Limited Partners must vote on the Merger, including (i) the exact Exchange Value for Desert Springs (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Merger, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50) and which, together with the Exchange Value, will determine the number of OP Units the Desert Springs Limited Partners will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount is determined. For these reasons, the Desert Springs Limited Partners cannot know at the time they vote on the Merger these important aspects of the Merger and they will not know the number of OP Units received in the Merger until approximately 25 trading days after the Merger.

  . Sale of Personal Property May Result in Gain to Desert Springs Limited
    Partners. In order to facilitate the participation of Desert Springs in the Merger without adversely affecting Host REIT's qualification as a REIT, the Operating Partnership will require, as part of the Merger, that Desert Springs sell a portion of the personal property associated with the Hotel owned by Desert Springs to a Non-Controlled Subsidiary. This sale will be a taxable transaction and may result in an allocation of a relatively modest amount of

                             Desert Springs Supp-2
    ordinary recapture income by Desert Springs to the Desert Springs Limited Partners. This income, if any, will be allocated to each Desert Springs Limited Partner in the same proportion and to the same extent that such Desert Springs Limited Partner was allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income. A Desert Springs Limited Partner who receives such an allocation of recapture income would not be entitled to any special distribution from Desert Springs in connection with the sale of personal property.

  . Combined REVPAR for the Operating Partnership's Hotels is Significantly
    Less than the REVPAR for the Desert Springs Hotel. The Operating Partnership's pro forma REVPAR for the First Two Quarters 1998 is significantly lower than the REVPAR attributable to Desert Springs' Hotel for the same period.

  . Exchange Value May Not Equal Fair Market Value of Desert Springs' Hotel.
    Each Desert Springs Limited Partner who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such Desert Springs Limited Partner's Partnership Interest. The determination of the Exchange Value of Desert Springs involves numerous estimates and assumptions. There is no assurance that the Exchange Value of Desert Springs will equal the fair market value of the Hotel and other assets contributed by Desert Springs. See "Determination of Exchange Value of Desert Springs and Allocation of OP Units."

  . Allocation of OP Units to Host REIT Is Different from Allocation of OP
    Units to the Partnerships. Following the REIT Conversion, Host REIT will own a number of OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers and the OP Units to be acquired from Desert Springs Limited Partners and the other Limited Partners who elect to exchange OP Units for Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units, in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. Each Partnership will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and Desert Springs Limited Partners and the other Limited Partners may result in such Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Values of Desert Springs and Allocation of OP Units."

  . Allocations of OP Units to the Blackstone Entities and the Private
    Partnerships Were Not Determined by the Exchange Value Methodologies. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquisition did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partners' interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the Desert Springs Limited Partners and other Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  . Price of OP Units or Common Shares Might Be Less than the Fair Market
    Value of the Desert Springs Limited Partners' Partnership Interests. The price of an OP Unit for purposes of the Merger, will be equal to the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Merger (but it will not be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Merger. This could result in the Desert Springs

                             Desert Springs Supp-3

    Limited Partners receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Merger or the fair market value of their Partnership Interests.

  . Inability of Desert Springs Limited Partners Who Retain OP Units to
    Redeem OP Units for One Year. Desert Springs Limited Partners who retain OP Units received in the Merger will be unable to redeem such OP Units for one year following the Merger. Until then, Desert Springs Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.

  . Current Host Common Stock Price Is Not Necessarily Indicative of the
    Price of Host REIT Common Shares Following the REIT Conversion. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and cash or other consideration to be distributed in connection with the REIT Conversion (the "Initial E&P Distribution")) and not solely the business and assets of Host REIT following the REIT Conversion. Host's current stock price also is affected by general market conditions.

  . Value of the Notes Will Be Less than the Exchange Value of Desert
    Springs. In exchange for OP Units received in the Merger, each Desert Springs Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest, which is based upon numerous assumptions and estimates. The deemed value of the OP Units to be received by the Desert Springs Limited Partners will exceed the principal amount of the corresponding Notes (because the Exchange Value will be higher than the Note Election Amount) and there is no assurance that the Note a Desert Springs Limited Partner receives will have a value equal to either (i) the fair market value of the Desert Springs Limited Partner's share of the Hotel and other assets owned by Desert Springs or
    (ii) the principal amount of the Note. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both Desert Springs and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which ranks equally with such Notes.

  . Cash Distributions May Exceed Cash Available for Distribution. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217 million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions.

  . Timing of the REIT Conversion. Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. The deadline for consummation of the Merger is June 30, 1999, unless extended by mutual agreement of the Operating Partnership and the General Partner to a date no later than December 31, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share, but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated.

  . Fundamental Change in Nature of Investment; Potential Underperformance.
    The Merger and the REIT Conversion involve a fundamental change in the nature of a Desert Springs Limited Partner's investment

                             Desert Springs Supp-4
    from holding an interest in Desert Springs, which was structured as a tax shelter investment, is a finite-life entity, has a fixed portfolio of one Hotel and distributes the cash flow from the operation of the Hotel to the Desert Springs Limited Partners, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company with an expected portfolio of approximately 125 Hotels that (i) collects and distributes to its limited partners rents received from the Lessees (which will bear the risks and receive the direct benefits of the Hotels' operations), (ii) has the ability to acquire additional hotels and (iii) is able to reinvest proceeds from sales or refinancings of existing Hotels in other hotels. In addition, each Desert Springs Limited Partner's investment will change from one that allows a Desert Springs Limited Partner to receive a return of capital in the form of distributions from any net proceeds of a sale or refinancing of Desert Springs' assets to an investment in which a Desert Springs Limited Partner who retains OP Units likely would realize a return of capital only through the exercise of the Unit Redemption Right. Those Desert Springs Limited Partners who elect to receive Common Shares in connection with the Merger will hold an equity interest in a publicly traded REIT that (i) provides immediate liquidity, (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income, (iii) allows shareholders to influence management by participation in the election of directors and (iv) realizes substantial corporate tax savings as long as certain requirements are met. A Desert Springs Limited Partner's share of the liquidation proceeds, if any, from the sale of the Desert Springs Hotel could be higher than the amount realized upon exercise of the Unit Redemption Right, the sale of Common Shares received in connection with the Merger or payments on any Note received by a Desert Springs Limited Partner who elects to exchange his OP Units for such Note in connection with the Merger. An investment in the Operating Partnership or Host REIT may not outperform an investment in Desert Springs. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  . Exposure to Market and Economic Conditions of Other Hotels. As a result of the Merger, Desert Springs Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will own interests in a much larger enterprise with a broader range of assets than Desert Springs individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners, including Desert Springs Limited Partners, regardless of whether a particular Limited Partner previously was an investor in such affected assets. Desert Springs owns discrete assets and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the Desert Springs Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than the Hotel previously owned by Desert Springs.

  . Desert Springs Limited Partners Have No Cash Appraisal Rights. Desert
    Springs Limited Partners who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  . Uncertainties as to the Size and Leverage of the Operating
    Partnership. The Desert Springs Limited Partners cannot know at the time they vote on the Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger. In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership, but the Operating Partnership may, in turn, contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  . Lack of Control over Hotel Operations and Non-Controlled
    Subsidiaries. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the existing managers of the Hotels (the "Managers") pursuant to the existing long-term Management Agreements. The Operating Partnership will not operate the Hotels or

                             Desert Springs Supp-5
    participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only a limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. The Operating Partnership also will not own any of the voting stock of the Non-Controlled Subsidiaries, which may own, in the aggregate, up to 20% by value of the Operating Partnership's assets. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels and the Non-Controlled Subsidiaries to operate and manage their businesses.

  . Dependence upon Crestline. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of Host REIT's revenues. Crestline's financial condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to holders of OP Units, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. As of June 19, 1998, on a pro forma basis, after giving effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  . Expiration of the Leases and Possible Inability to Find Other
    Lessees. The Leases generally will expire seven to ten years after the Effective Date and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the Code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution.

  . Requisite Vote of Desert Springs Limited Partners Binds All Desert
    Springs Limited Partners. For Desert Springs, approval by a majority of the Partnership Interests of Desert Springs that are eligible to be voted is required to approve the Merger and the related amendments to the partnership agreement, as described in "Voting Procedures--Required Limited Partner Vote and Other Conditions." Such approval will cause Desert Springs to participate in the Merger and will bind all Desert Springs Limited Partners, including Desert Springs Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to the partnership agreement.

  . Inability to Obtain Third-Party Consents May Have a Material Adverse
    Effect. There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. The inability of Host, the Operating Partnership or Host REIT to obtain one or more of such consents may cause a default under cross-default provisions of the Company's principal credit facilities or otherwise have a material adverse effect on the Operating Partnership and Host REIT and thus could reduce the value of the OP Units and Common Shares.

  . Competition in the Lodging Industry. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry, in which virtually all of the Hotels operate, is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities. The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions, (ii) changes in travel patterns, (iii) taxes and government regulations which

                             Desert Springs Supp-6
    influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership.

  . Substantial Indebtedness of the Operating Partnership. The Operating
    Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities), which represents an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is capital intensive and it will have significant capital requirements in the future. The Operating Partnership's leverage level could affect its ability to (i) obtain financing in the future, (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distributions to partners (including Host REIT), (iv) pursue its acquisition strategy or (v) compete effectively or operate successfully under adverse economic conditions.

  . No Limitation on Debt. There are no limitations in Host REIT's or the Operating Partnership's organizational documents which limit the amount of indebtedness either may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur.

  . Rental Revenues from Hotels Subject to Prior Rights of Lenders. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnerships (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and to make distributions to holders of OP Units (including Host
    REIT).

  . Ownership Limitations. No person or persons acting as a group may own, actually or constructively (as determined under the applicable Code provisions), (i) in excess of 9.8% of the number or value of outstanding Common Shares of Host REIT or (ii) in excess of 4.9% of the value of the OP Units (other than Host REIT and The Blackstone Group), subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances.

  . Anti-Takeover Effect of Certain Provisions of Host REIT's Charter and
    Bylaws, Maryland Law and the Shareholder Rights Plan. The Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, as well as provisions of Maryland law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Host REIT. These provisions could limit the price that certain investors might be willing to pay in the future for Common Shares. Certain of these provisions provide for a staggered board and allow Host REIT to issue, without shareholder approval, preferred shares or other stock having rights senior to those of the Common Shares. The Board of Directors also is authorized, without a vote of shareholders, to classify or reclassify unissued common or preferred shares into another class or series of shares. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. The Charter also provides that no person or persons acting as a group may own more than 9.8% (in number or value) of the outstanding shares of any class or series of shares of Host REIT. Host REIT also intends to adopt a Shareholder Rights Plan to replace the existing stockholder rights plan of Host. Host REIT also will become subject to the business combination and control share provisions under Maryland law. Marriott International, Inc. ("Marriott International") has the right to purchase up to 20% of each class of Host's outstanding voting stock at the then fair market value upon the occurrence of certain change of control (or potential change of control) events involving Host, which right will continue in effect after the Merger until June 2017, subject to certain limitations intended to protect the REIT status of Host REIT. See "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."


                             Desert Springs Supp-7

  . Effect of Subsequent Events upon Recognition of Gain. Even though the
    Desert Springs Limited Partners (other than those who elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) generally are not expected to recognize significant taxable gain at the time of the Merger, there are a variety of events and transactions (including the sale of the Hotel currently owned by Desert Springs or the reduction of indebtedness securing the Hotel) that could cause a Desert Springs Limited Partner to recognize all or a part of the gain that otherwise has been deferred through the REIT Conversion. See "Federal Income Tax Consequences--Tax Treatment of Desert Springs Limited Partners Who Hold OP Units Following the Merger." Certain Hotels (including the Blackstone Hotels) will be covered by agreements with third parties which will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. In addition, if Atlanta Marquis participates in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Atlanta Marquis Hotel or to refinance the debt secured by such Hotel without compensating certain outside partners for the resulting adverse tax consequences. The partnership agreement of the Operating Partnership, which is substantially in the form attached to the Consent Solicitation as Appendix A (the "Partnership Agreement"), does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of any such transactions). In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of any such transaction) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units--Sales of Assets."

  . Election to Exchange OP Units for Common Shares. A Desert Springs Limited
    Partner who elects to receive Common Shares in exchange for his OP Units in connection with the Merger (the "Common Share Election") will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998). If he has a "negative capital account" with respect to his Partnership Interest he will recognize "phantom income" (i.e., the income recognized would exceed the value of the Common Shares by the amount of his negative capital account). See "Federal Income Tax Consequences--Tax Treatment of Desert Springs Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." Desert Springs Limited Partners who elect to receive Common Shares in connection with the Merger will not receive the Crestline common stock or any portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Merger).

  . Election to Exchange OP Units for Notes. A Desert Springs Limited Partner who elects to receive a Note in exchange for his OP Units in connection with the Merger (the "Note Election") will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Merger (which currently is expected to occur on December 30, 1998). A Desert Springs Limited Partner who receives a Note may be eligible to defer at least a small portion, but not all, of that gain under the "installment sale" rules until principal on the Note is paid. A Desert Springs Limited Partner with a "negative capital account" with respect to his Partnership Interest who elects to receive a Note in connection with the Merger will recognize "phantom income" in that amount in any event at the time the taxable disposition is deemed to occur. See "Federal Income Tax Consequences--Tax Treatment of Desert Springs Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  . Failure of Host REIT to Qualify as a REIT for Tax Purposes. Taxation of
    Host REIT as a corporation if it fails to qualify as a REIT, and Host REIT's subsequent liability for federal, state and local taxes on its income and property, would, among other things, have the effect of reducing cash available for

                             Desert Springs Supp-8
    distribution to Host REIT's shareholders and materially reducing the value of the Common Shares and OP Units.

  . Failure of the Operating Partnership to Qualify as a Partnership for Tax
    Purposes. Taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership and the Operating Partnership's subsequent liability for federal, state and local income taxes would, among other things, have the effect of reducing cash available for distribution to holders of OP Units and Common Shares, would cause Host REIT to fail to qualify as a REIT for tax purposes and would cause the holders of OP Units to recognize substantial taxable gain at the time the Operating Partnership ceases to qualify as a partnership.

  . Failure of the Leases to Qualify as Leases. If the lease of the Hotel to the Lessee were to be disregarded for tax purposes (for example, because the Lease was determined to lack economic substance), Host REIT could fail to qualify as a REIT and the Operating Partnership might be treated as a corporation for federal income tax purposes, which could have a material adverse impact on the Desert Springs Limited Partners and the value of the OP Units and the Common Shares.

  . Change in Tax Laws. No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification.

  . Desert Springs Limited Partners Need to Consult with Their Own Tax
    Advisors. Because the specific tax attributes of a Desert Springs Limited Partner and the facts regarding such Desert Springs Limited Partner's interest in Desert Springs could have a material impact on the tax consequences to such Desert Springs Limited Partner of the Merger (including the decision whether to elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) and the subsequent ownership and disposition of OP Units, Common Shares or a Note, it is essential that each Desert Springs Limited Partner consult with his own tax advisors regarding the application of federal, foreign and state and local tax laws to such Desert Springs Limited Partner's personal tax situation.

  . Effect of Possible Classification as a Publicly Traded Partnership on
    Passive Losses. There is a significant possibility that the Operating Partnership could be classified as a "publicly traded partnership," in which event the Desert Springs Limited Partners would not be able to use suspended passive activity losses from other investments (including from Desert Springs) to offset income from the Operating Partnership. It is estimated that each Desert Springs Limited Partner who purchased his Partnership Interest at the time of the original offering of such Interests, has held such Partnership Interest continuously since that time and whose Partnership Interest has been his only investment in a passive activity would have a passive activity loss carryforward as of December 31, 1998.

  . Host REIT's Substantial Deferred Tax and Contingent Liabilities. Host
    REIT will have substantial deferred tax liabilities attributable to Host's assets and operations that are likely to be recognized in the next ten years (notwithstanding Host REIT's status as a REIT), and the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur) whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

  Because REITs are not permitted under current federal income tax law to derive revenues directly from the operation of hotels, the Operating Partnership will lease the Hotels to lessees (the "Lessees") that will operate the Hotels under the existing management agreements and pay rent to the Operating Partnership, as more fully described in the Consent Solicitation. The Lessees generally will be wholly owned indirect subsidiaries of Crestline. Crestline, which currently is a wholly owned subsidiary of Host, will become a separate public company when Host or Host REIT distributes the common stock of Crestline and cash or other consideration to its existing shareholders and the Blackstone Entities in connection with the Initial E&P Distribution. Shares of Host REIT and Crestline will become separately traded securities and the companies will operate independently.

                             Desert Springs Supp-9

There will be no overlap between the boards of Host REIT and Crestline. There will be a substantial overlap of shareholders of the two companies initially, but this overlap will diverge over time.

  MARRIOTT DESERT SPRINGS CORPORATION (THE "GENERAL PARTNER"), THE GENERAL PARTNER OF DESERT SPRINGS, BELIEVES THAT THE MERGER PROVIDES SUBSTANTIAL BENEFITS AND IS FAIR TO THE DESERT SPRINGS LIMITED PARTNERS AND RECOMMENDS THAT ALL DESERT SPRINGS LIMITED PARTNERS VOTE FOR THE MERGER AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENT.

  The effects of the Mergers may be different for Limited Partners of the various Partnerships. This Supplement has been prepared to highlight for Desert Springs Limited Partners the specific risks, benefits, effects and fairness of the Merger to them and to provide other information specific to Desert Springs. Supplements have also been prepared for each of the other Partnerships. This Supplement, together with the supplements of the other Partnerships (collectively, the "Supplements"), are part of the Consent Solicitation. Upon receipt of a written request by a Limited Partner or his representative so designated in writing, the General Partner will send a copy of any Supplement without charge. All requests for a copy of a Supplement should be directed to: Investor Relations, 10400 Fernwood Road, Bethesda, Maryland 20817, telephone number 301-380-2070 (between the hours of 9:00 a.m. and 4:00 p.m., Eastern time).

  All cross-references refer to the Consent Solicitation unless the context indicates otherwise. Capitalized terms not defined herein shall have the meaning set forth in the Consent Solicitation. The information contained herein, unless otherwise indicated, assumes the REIT Conversion (including the Blackstone Acquisition) occurs with all Partnerships participating and no Common Shares or Notes being issued (the "Full Participation Scenario").

EXPECTED BENEFITS OF THE MERGER

  The General Partner believes that participating in the Merger would likely be beneficial to the Desert Springs Limited Partners for the reasons set forth below. This information is qualified by and should be read in conjunction with the information in the Consent Solicitation under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers." These benefits, which should be viewed as alternatives to continuing the business and operations of Desert Springs, are expected to include:

  . Exchange Value of Desert Springs. Desert Springs Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will receive OP Units or Common Shares with an estimated Exchange Value equal to $40,880 per Partnership Unit.

  . Liquidity. The REIT Conversion will offer Desert Springs Limited Partners liquidity with respect to their investments in Desert Springs because Desert Springs Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Merger or, for Desert Springs Limited Partners who retain OP Units, at any time commencing one year following the Effective Date, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host REIT Common Share). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

  . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. The General Partner expects that these distributions will be higher than the estimated cash distributions from operations during 1998 of Desert Springs and, in any event, the ability to receive distributions quarterly and in regular amounts would be enhanced. For additional information regarding historical and estimated future distributions for Desert Springs and the other Partnerships, see "Background and Reasons for the Mergers and the REIT Conversion --Reasons for the Mergers."

                            Desert Springs Supp-10

  . Substantial Tax Deferral for Desert Springs Limited Partners Not Electing to Exchange OP Units for Common Shares or Notes. The General Partner expects that Desert Springs Limited Partners who do not elect to receive Common Shares or a Note in exchange of OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of Desert Springs or a sale or other disposition of its assets in a taxable transaction (although Desert Springs Limited Partners may recognize a relatively modest amount of ordinary income as the result of the required sale of personal property to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualification as a REIT). Thereafter, such Desert Springs Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right or the Hotel currently owned by Desert Springs is sold or otherwise disposed of in a taxable transaction by the Operating Partnership or the debt now secured by such Hotel is repaid, prepaid or substantially reduced. The federal income tax consequences of the Merger are highly complex and, with respect to each Desert Springs Limited Partner, are dependent upon many variables, including the particular circumstances of such Desert Springs Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Merger." Each Desert Springs Limited Partner is urged to consult with his own tax advisors as to the consequences of the Merger in light of his particular circumstances.

  . Risk Diversification. Participation in the Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence of Desert Springs Limited Partners upon the performance of, and the exposure to the risks associated with, Desert Springs' Hotel and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands. See "Business and Properties--Business Objectives."

  . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership generally will have a significantly lower leverage to value ratio (approximately 62%), than Desert Springs currently, which has a leverage ratio of 81% (calculated as a percentage of Exchange Value), resulting in significant interest and debt service savings and greater financial stability.

  . Growth Potential. The General Partner believes that the Desert Springs Limited Partners, by directly or indirectly owning interests in a publicly traded real estate company focused primarily on a more diverse and growing upscale and luxury full-service hotel portfolio, will be able to participate in growth opportunities that would not otherwise be available to them.

  . Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a substantially greater equity value than Desert Springs individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to Desert Springs individually. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity, as compared to Desert Springs individually.

  . Public Market Valuation of Assets. The Partnership Units of Desert Springs currently trade at a discount to the net asset value of Desert Springs' assets. The General Partner believes that by exchanging interests in Desert Springs, which is a non-traded, finite-life limited partnership with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the Desert Springs Limited Partners will have the opportunity to participate in the recent trend toward ownership of real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the Desert

                            Desert Springs Supp-11

     Springs Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.


  If Desert Springs does not participate in the Merger, its business will continue in its current manner; however, the Operating Partnership may elect to contribute some or all of its interests in Desert Springs to a Non-Controlled Subsidiary.

DETERMINATION OF EXCHANGE VALUE OF DESERT SPRINGS AND ALLOCATION OF OP UNITS

  GENERAL. The Exchange Value of Desert Springs will be equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partner has retained AAA to determine the market value of the Hotel as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of Desert Springs equals the Appraised Value of its Hotel, adjusted as of the Final Valuation Date for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The "Continuation Value" of Desert Springs represents AAA's estimate, as adopted by the General Partner, of the discounted present value, as of January 1, 1998, of the Desert Springs limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that Desert Springs continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

  . Liquidation Value. The "Liquidation Value" of Desert Springs represents the General Partner's estimate of the net proceeds to Desert Springs limited partners resulting from the assumed sale as of December 31, 1998 of the Hotel of Desert Springs, at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value), less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and
     (ii) prepayment penalties or defeasance costs, as applicable.

  Final determination of the Exchange Value of Desert Springs will be made as of the end of the four week accounting period ending at least 20 days prior to the Effective Date (the "Final Valuation Date") and will be equal to the greatest of Adjusted Appraised Value, Continuation Value and Liquidation Value as of such date. Adjusted Appraised Value, Continuation Value and Liquidation Value will be adjusted as of the Final Valuation Date (i) to reflect the amount of lender and capital expenditure reserves and the amount of deferred management fees as of such date, (ii) to increase the Adjusted Appraised Value by any amounts actually expended by Desert Springs after the Initial Valuation Date to perform deferred maintenance that were previously subtracted in determining the estimated Adjusted Appraised Value of Desert Springs and (iii) to reflect any changes in Desert Springs' other reserves, such as for litigation expenses and indemnification costs and any revised estimates of transfer and recordation taxes and fees. The General Partner does not believe that any adjustments to the Exchange Value will be material; however, if any such changes are deemed to be material, the General Partner will provide the Desert Springs Limited Partners an opportunity to change their vote on the Merger.

  APPRAISED VALUE. Desert Springs' Hotel was appraised as of March 1, 1998 by AAA, an independent, nationally recognized hotel valuation and financial advisory firm experienced in the appraisals of lodging properties such as Desert Springs' Hotel. The appraisal (an "Appraisal") was reviewed by a Member Appraisal Institute ("MAI") appraiser and certified by such MAI appraiser as having been prepared in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

  The purpose of the Appraisal is to provide an estimate of the "Market Value" of the Hotel. "Market Value" means the most probable price which a property should bring in a competitive and open market under all

                            Desert Springs Supp-12
conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are equally motivated; (ii) both parties are well informed or well advised and each is acting in what he considers his own best interest; (iii) a reasonable time frame is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. AAA made a site visit at Desert Springs' Hotel for purposes of the Appraisal.

  In preparing the Appraisal, AAA relied primarily on the income capitalization method of valuation, and then compared the value estimated by this method with recent sales of comparable properties, as a check on the reasonableness of the value determined through the income capitalization method. AAA employed the following procedures for determining the Appraised Value of Desert Springs' Hotel:

  . Historical 1997 and Projected Year's Earnings. AAA reviewed the historical 1997 net operating income (i.e., income before interest, taxes, depreciation and amortization) ("NOI") prior to incentive management fees and certain capital expenditures for the Hotel. AAA also prepared a projection of the net operating income prior to incentive management fees and certain capital expenditures for the Hotel for the twelve month period ending February 28, 1999 (the "Projected Year"), using historical financial information for the Hotel, budget information, a survey with the manager of the Hotel addressing the physical condition of the Hotel, local market conditions (including business mix, demand generators, future trends and predictability of business), changes in the competitive environment, comparison with direct competitors of the Hotel and risk factors relating to the Hotel. The resulting gross margin (ratio of total revenues to NOI prior to incentive management fees) was checked against AAA's database of the gross margins for similar hotels for reasonableness.

  . Impact of Incentive Management Fees. AAA estimated a normalized annual amount of incentive management fees payable under the applicable management agreement and subtracted this amount from the net operating income prior to incentive management fees and certain capital expenditures for 1997 and the Projected Year.

  . Impact of Owner Funded Capital Expenditures. AAA estimated normalized annual amounts of owner funded capital expenditures (over and above the FF&E reserve) based in part on projected owner funded capital expenditures estimated in the Engineering Study, including, in the case of Desert Springs, certain identified 1998 capital expenditures for which reserves have been set aside. The normalized amounts were then subtracted from the NOI prior to owner funded capital expenditures for 1997 and the Projected Year.

  . Capitalization of Adjusted NOI. AAA then capitalized the amount resulting from the foregoing adjustments ("Adjusted NOI") for 1997 and the Projected Year by dividing such amounts by capitalization rates that AAA determined to be appropriate. A capitalization rate represents the relationship between net operating income and sales prices of income producing property. AAA selected the capitalization rates based upon its review of current published surveys reflecting the opinions of investors and participants such as REITs, hotel acquisition/management companies and pension funds, lenders, brokers and consultants as to current capitalization rates, and its own database of capitalization rates reflected in recent transactions, adjusted for factors specific to the Hotel, such as location, physical condition, reserve policies, local market volatility and competition, guest mix, renovation influences and other income characteristics. AAA used separate capitalization rates that it deemed appropriate to capitalize 1997 historical Adjusted NOI and estimated Projected Year's Adjusted NOI. AAA then estimated the value of the Hotel based upon each of the values estimated by capitalizing 1997 and Projected Year's Adjusted NOI and its professional judgment. The following table sets forth the effective capitalization rates for 1997 and Projected Year's Adjusted NOI resulting from AAA's estimated Appraised Value of Desert Springs' Hotel.


                            Desert Springs Supp-13

   RESULTING EFFECTIVE CAPITALIZATION RATES FOR APPRAISAL OF DESERT SPRINGS'
                                     HOTEL

          1997   PROJECTED YEAR (ENDING FEBRUARY 28, 1999)
          ----   -----------------------------------------
          8.9%                      9.3%

  The resulting Appraised Value of Desert Springs' Hotel, as estimated by AAA, is $223,800,000.

  . Comparison with Comparable Sales. AAA checked the Appraised Value of the Hotel derived by the foregoing procedures against its database of comparable sale transactions for reasonableness.

  The Appraised Value assumes all contractual provisions for FF&E reserves are adequate and have not been reduced to reflect deferred maintenance or environmental remediation costs with respect to Desert Springs' Hotel (but estimated deferred maintenance costs have been deducted in estimating the Adjusted Appraised Value of Desert Springs' Hotel). The Appraised Value did not take into account the costs that might be incurred in selling the Hotel (but estimated costs for transfer and recordation taxes and fees have been deducted in estimating the Adjusted Appraised Value of the Hotel).

  The Appraisal is not a guarantee of present or future values and no assurance can be given as to the actual value of Desert Springs' Hotel. The Appraisal should be read in conjunction with other information, such as, but not limited to, the audited financial statements of Desert Springs.

  The Appraised Value, and the assumptions underlying the projections on which the Appraised Value is based, are contingent upon a series of future events, the outcomes of which are not necessarily within the Operating Partnership's control and cannot be determined at this time. There can be no assurance that another appraiser would not have arrived at a different result. Some of the assumptions inevitably will not materialize and unanticipated events and circumstances will occur subsequent to the date of the Appraisals. Furthermore, the actual results achieved from Desert Springs' Hotel will vary from the results projected in the Appraisal and the variations may be material.

  ADJUSTED APPRAISED VALUE. The Adjusted Appraised Value of Desert Springs was determined by making various adjustments to the Appraised Value of Desert Springs' Hotel, as described below.

  . Lender Reserves. Desert Springs' debt service reserves are required to be held by third-party lenders. The amount of these lender reserves as of the Initial Valuation Date was added to the Appraised Value of the Hotel. A final determination of the lender reserves of Desert Springs will be made on the Final Valuation Date and any changes in such reserves will be reflected in the Adjusted Appraised Value.

  . 1998 Capital Expenditure Reserve. For Desert Springs, an amount equal to the capital expenditure reserves which were set aside as of March 1, 1998 for various identified capital improvements in 1998 (which amounts resulted in reductions in the Appraised Value as described above) was added back to the Appraised Value.

  . Mortgage and Other Debt. The estimated principal balance and accrued interest (including participating interest that would accrue as a result of the Mergers) as of the Effective Date (assumed to be December 31,
     1998) of all mortgage and other debt of Desert Springs has been subtracted from the Appraised Value. With regard to Host's participating subordinated loan to Desert Springs, the accrued interest subtracted in determining the Exchange Value included an amount equal to the participating interest that would be payable to Host under the loan if it were repaid on December 31, 1998.

  . Mark to Market Adjustment. The third-party loans of the Partnerships have various interest rates and terms to maturity. In order to reflect the fair value of the third-party loans of Desert Springs, the estimated Adjusted Appraised Value for Desert Springs has been increased to "mark to market" the interest rate for such loans. This adjustment has been estimated by comparing the interest cost using the applicable interest rates on existing third-party loans over their remaining term to the interest cost using the interest rate that the Operating Partnership believes it would be able to obtain for unsecured debt in the market as of the Final Valuation Date (which would have been 8.0% per annum based on a

                            Desert Springs Supp-14

     350 basis point (3.50%) spread over the yield on seven-year U.S. Treasury securities as of September 29, 1998). The mark to market adjustment for each loan was calculated by determining the difference between the present values, as of December 31, 1998, of the interest payments over the remaining term of the loan from January 1, 1999 to maturity using the actual interest rate as the discount rate as compared to using the assumed market rate as the discount rate. In the case of the mezzanine loan on Desert Springs, the adjustment reflects the prepayment penalty that would be payable because it is less than the mark to market adjustment.

  . Deferred Maintenance Costs. The estimated cost to complete any deferred maintenance items identified in the Engineering Study relating to Desert Springs' Hotel have been subtracted from the Appraised Value. The adjustments for this item will be reduced at the Final Valuation Date to reflect amounts expended after the Initial Valuation Date to perform such deferred maintenance. No adjustments have been made for previously budgeted capital expenditures or deferred maintenance costs estimated in the Engineering Study that are reflected in the cash flow projections used for purposes of estimating Appraised Value.

  The following table sets forth the adjustments to the Appraised Value made to derive the estimated Adjusted Appraised Value for Desert Springs' Hotel as of the Initial Valuation Date.

 CALCULATION OF ESTIMATED ADJUSTED APPRAISED VALUE FOR DESERT SPRINGSAS OF THE
                             INITIAL VALUATION DATE
               (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

   Appraised Value................................................ $ 223,800
   Lender reserves................................................     6,173
   Capital expenditure reserve....................................     1,500
   Mortgage debt..................................................  (101,632)
   Other debt.....................................................   (92,438)
   Mark to market adjustment......................................       411
   Deferred maintenance costs.....................................      (650)
                                                                   ---------
   Estimated Adjusted Appraised Value............................. $  37,164
                                                                   =========
   Estimated General Partner's share.............................. $     372(1)
   Estimated total Limited Partners' share........................ $  36,792
   Per Partnership Unit........................................... $  40,880

--------
(1) Excludes $59.7 million attributable to the participating subordinated loan held by Host.

  CONTINUATION VALUE. AAA estimated the Continuation Value of Desert Springs using the following methodology:

  . Estimated Future Cash Distributions. AAA prepared estimates of future partnership cash flow for Desert Springs for the 12-year period from January 1, 1998 through December 31, 2009 based upon the estimated 1998 NOI before incentive management fees used in the Appraisal and for each subsequent year applying an assumed annual stabilized growth rate (as shown in the table below) developed by AAA for this analysis. For each year in the projection period, AAA estimated the amount of cash available for distribution to Desert Springs' limited partners after payment of all management fees, debt service, owner funded capital expenditures based on the Engineering Study and other partnership expenses and after application of the applicable partnership agreement provisions. AAA assumed that Desert Springs' FF&E reserve was adequate and understood that Host determined that there were no reserve shortfalls or surpluses.

  . Determination of Residual Value. To estimate the residual value of the Desert Springs limited partners' interest in Desert Springs at the end of the 12-year period, AAA assumed that the Desert Springs Hotel would be sold as of December 31, 2009 at its then market value. AAA estimated the

                             Desert Springs Supp-15
     market value of the Hotel as of such date by applying an exit capitalization rate that it deemed appropriate, using the factors described above in connection with the "--Appraised Value," which are set forth in the table below, to the estimated Adjusted NOI for 2009 (estimated as described above). AAA then subtracted estimated sales costs of 2% of the estimated market value, added lender reserves and subtracted the estimated outstanding principal balance of debt as of December 31, 2009 and deferred management fees to arrive at net sales proceeds available for distribution to partners. AAA then determined what portion of such estimated net sales proceeds would be distributable to Desert Springs' limited partners under the partnership and debt agreements.

  . Discounting Distributions to Present Value. As a final step, AAA discounted the estimated future cash distributions to Desert Springs' limited partners from operations and estimated net sales proceeds to their present value as of January 1, 1998, using a discount rate of 20% per annum. AAA believes that this discount rate reflects the return on investment that investors expect from leveraged investments of this nature.

  While the 12-year period used by AAA is somewhat arbitrary and other firms may have used a different time period, the 12-year period was selected by AAA because it corresponds to the time period used in the Engineering Study to estimate owner funded capital expenditures. AAA and the General Partner believe that such 12-year period is within the accepted range of time periods used in valuations similar to the Continuation Value.

  The growth rate and exit capitalization rate used to determine the estimated Continuation Value for Desert Springs are as set forth below:

   GROWTH RATE, EXIT CAPITALIZATION RATEAND ESTIMATED CONTINUATION VALUE FOR
                                DESERT SPRINGS
          (DOLLARS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

                                      ESTIMATED      ESTIMATED       ESTIMATED          ESTIMATED
                 EXIT CAPITALIZATION CONTINUATION     GENERAL         LIMITED       CONTINUATION VALUE
   GROWTH RATE       RATE (2009)        VALUE     PARTNER'S SHARE PARTNERS' SHARE (PER PARTNERSHIP UNIT)
   -----------   ------------------- ------------ --------------- --------------- ----------------------
      4.5%              9.7%           $31,007         $824           $30,183            $33,536

  LIQUIDATION VALUE. The Liquidation Value of Desert Springs was estimated by the General Partner and represents the estimated value of Desert Springs if all of its assets were sold as of December 31, 1998. Such value was based upon the Adjusted Appraised Value of Desert Springs, with the following adjustments: (i) the "mark to market" adjustment used to estimate the Adjusted Appraised Value was eliminated and instead prepayment or defeasance costs that would be payable under existing debt agreements (regardless of whether the debt in fact can be prepaid on December 31, 1998) were deducted from the Appraised Value; (ii) the deduction for transfer and recordation taxes and fees used to estimate the Adjusted Appraised Value was eliminated and instead an amount equal to 2.5% of the Appraised Value of Desert Springs' Hotel was subtracted from the Appraised Value for estimated liquidation costs, expenses and contingencies; and (iii) the amount of participating interest payable on the Desert Springs subordinated loan held by Host was deducted from the Appraised Value to reflect the net proceeds available to partners of Desert Springs. The General Partner then determined the portion of the estimated Liquidation Value that would be distributable to Desert Springs' limited partners under the terms of the partnership agreement and other contractual arrangements.

                            Desert Springs Supp-16

  The following table sets forth the adjustments made to the Adjusted Appraised Value to estimate the Liquidation Value of Desert Springs as of the Initial Valuation Date:

CALCULATION OF ESTIMATED LIQUIDATION VALUE OF DESERT SPRINGS AS OF THE INITIAL
                                VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

   Appraised Value................................................ $ 223,800
   Lender reserves................................................     6,173
   Capital expenditure reserve....................................     1,500
   Mortgage debt..................................................  (101,632)
   Other debt.....................................................   (89,669)
   Prepayment/defeasance costs....................................    (8,821)
   Deferred maintenance costs.....................................      (650)
   Sales costs....................................................    (5,595)
                                                                   ---------
   Estimated Liquidation Value.................................... $  25,106
                                                                   =========
   Estimated General Partner's share.............................. $     251(1)
   Estimated total Limited Partners' share........................ $  24,855
   Per Partnership Unit........................................... $  27,617

--------
(1) Excludes $59.7 million attributable to the participating subordinated loan held by Host.

  ESTIMATED EXCHANGE VALUE. The following table sets forth the estimated Exchange Value of Desert Springs (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum number of OP Units to be received (based upon the maximum price of $15.50 per OP Unit) and the estimated Note Election Amount for Desert Springs, all on a per Partnership Unit basis as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units will equal the number of OP Units exchanged. The estimated Note Election Amount for Desert Springs (which will be received by Desert Springs Limited Partners electing to receive Notes in exchange for OP Units) is equal to 80% of the estimated Exchange Value for Desert Springs. The estimated values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated as of the Final Valuation Date but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the Desert Springs Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP
Unit) and will not be finally determined until such time.

                           ESTIMATED EXCHANGE VALUE,
              MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNT
                   OF DESERT SPRINGS PER PARTNERSHIP UNIT(1)

                                                              ESTIMATED
         ESTIMATED         ESTIMATED    ESTIMATED  ESTIMATED   MINIMUM     ESTIMATED
     ADJUSTED APPRAISED   CONTINUATION LIQUIDATION EXCHANGE   NUMBER OF  NOTE ELECTION
           VALUE             VALUE        VALUE    VALUE(2)  OP UNITS(3)   AMOUNT(4)
     ------------------   ------------ ----------- --------- ----------- -------------
          $40,880           $33,536      $27,617    $40,880     2,637       $32,704

--------
(1) A Partnership Unit in Desert Springs represents an original investment of $100,000.
(2) The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50 which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.
(4) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").

                            Desert Springs Supp-17

  Price of OP Units to Pay Exchange Value to Desert Springs Limited
Partners. Each Desert Springs Limited Partner will receive in exchange for his Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of such Desert Springs Limited Partner's Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Mergers (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). Thus, if the 20-day average trading price is less than $9.50, the price per OP Unit in the Merger would be $9.50; and if such average trading price is greater than $15.50, the price per OP Unit in the Merger would be $15.50. The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The OP Units will be issued to the Desert Springs Limited Partners promptly after the twentieth trading day following the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998).

  Desert Springs Limited Partners at the Effective Date of the Merger who retain OP Units will receive cash distributions from Desert Springs for all of 1998 and, if the Merger does not occur in 1998, any portion of 1999 prior to the Merger for which period they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by Desert Springs in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Merger does not occur prior to January 1, 1999, within 90 days after the Effective Date of the Merger in respect of any 1999 operations. Desert Springs Limited Partners at the Effective Date of the Merger who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from Desert Springs as Desert Springs Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Merger and prior to the issuance of Common Shares to those Desert Springs Limited Partners who elect to exchange their OP Units for Common Shares. Desert Springs Limited Partners at the Effective Date of the Merger who receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distributions from Desert Springs as Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  No fractional OP Units will be issued. Fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.

DETERMINATION OF VALUE OF THE GENERAL PARTNER'S INTERESTS IN DESERT SPRINGS AND ALLOCATION OF OP UNITS TO THE GENERAL PARTNER

  The value of the General Partner's interest will be determined in the same manner as the Exchange Value of the Desert Springs Limited Partners' Partnership Interests by the same methodologies set forth above and giving effect to the applicable distribution provisions in the Desert Springs partnership agreement. The number of OP Units that will be received by the General Partner will be equal to the value of its interest in Desert Springs divided by the same price per OP Unit used to determine the number of OP Units to be received by the Desert Springs Limited Partners.

                            Desert Springs Supp-18

  The following table sets forth the estimated value of the interest of the General Partner in Desert Springs based upon the estimated aggregate Exchange Value of the Desert Springs Limited Partners' Partnership Interests as of the Initial Valuation Date and the estimated minimum number of OP Units to be received by the General Partner in respect thereof.

  ESTIMATED VALUE OF THE GENERAL PARTNER'S INTEREST AND MINIMUM NUMBER OF OP
                                     UNITS
                   (IN THOUSANDS, EXCEPT NUMBER OF OP UNITS)

Aggregate Estimated Exchange Value................................. $37,164
Limited Partners' share of aggregate Estimated Exchange Value......  36,792
                                                                    -------
Estimated value of the General Partner's interest.................. $   372 (1)
Estimated total value of interests of the General Partner.......... $   372 (1)
                                                                    =======
Estimated minimum number of OP Units(2):...........................      24

--------
(1) Excludes $59.7 million attributable to the participating subordinated loan held by Host.
(2) Assumes the price of an OP Unit is $15.50 which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.

FAIRNESS ANALYSIS AND OPINION

FAIRNESS ANALYSIS

  The General Partner believes that the Merger provides substantial benefits and is fair to the Limited Partners of Desert Springs and recommends that all Limited Partners of Desert Springs consent to the Merger and the related amendments to the partnership agreement. The General Partner bases this recommendation primarily on (i) its view that the expected benefits of the Merger for the Desert Springs Limited Partners outweigh the risks and potential detriments of the Merger to the Desert Springs Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers" and "Risk Factors"), (ii) its view that the value of the OP Units allocable to the Desert Springs Limited Partners on the basis of the Exchange Value established for Desert Springs represents fair consideration for the Partnership Interests held by the Desert Springs Limited Partners and is fair to the Desert Springs Limited Partners from a financial point of view and
(iii) the Appraisal and Fairness Opinion of AAA.

  The Merger is not conditioned upon the consummation of any of the other Mergers. The General Partner has considered this fact in evaluating the fairness of the Merger. The General Partner believes that the fairness of the Merger will not be materially affected by the presence or absence of any other individual Partnership or by any particular combination of other Partnerships and that the Merger will be fair to the Desert Springs Limited Partners, individually and as a whole, if it is consummated with any combination of other Participating Partnerships. The General Partner bases this belief primarily on the fact that the consideration to be paid to the Desert Springs Limited Partners has been established based upon Desert Springs' Exchange Value, without regard to any possible combination of other Partnerships.

  In reaching the conclusions implicit in the above recommendation, the General Partner has taken into account the following considerations, placing the greatest weight on the first two considerations:


  . The General Partner has concluded that the Exchange Value for Desert Springs represents fair consideration for the Partnership Interests of the Desert Springs Limited Partners in the Merger in relation to Desert Springs because the Exchange Value is equal to the greatest of the Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which is an acceptable method for determining the fair market value of a Partnership's assets. The General Partner also has concluded

                            Desert Springs Supp-19
     that the Exchange Value established for the Desert Springs Limited Partners fairly reflects the value of the assets held by Desert Springs.

  . Desert Springs Limited Partners who retain OP Units will be able to defer recognition of gain until such time as they choose to realize such gain based on their own personal circumstances.

  . The General Partner has concluded that the potential benefits of the Merger to the Desert Springs Limited Partners, as described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," outweigh the potential risks and detriments of the Merger for the Desert Springs Limited Partners, as described in "Risk Factors."

  . The General Partner considered the maximum and minimum deemed values of OP Units established for purposes of the Merger. The General Partner noted that the maximum deemed value of the OP Units, which has the effect of establishing a minimum number of OP Units that Desert Springs Limited Partners will receive in the Merger, supports the fairness of the Merger. With regard to the minimum deemed value of the OP Units, which has the effect of establishing a maximum number of OP Units that Desert Springs Limited Partners will receive in the Merger, the General Partner concluded that such a provision is customary when there is a maximum exchange price and that the levels established for the minimum and maximum deemed values of the OP Units represent a reasonable allocation of the risk of fluctuation in the trading price of Host REIT Common Shares immediately following the Merger. The minimum value was set at a level that is less than the recent average trading price of Host common stock (after deducting an amount equal to the estimated per share Initial E&P Distribution to be made in connection with the REIT Conversion) and the maximum is higher than such adjusted trading price. The Merger Agreement limits the value of the distributions that Host and Host REIT can make to their shareholders and to the Blackstone Entities (through the Operating Partnership) prior to consummation of the Merger and provides that, if the Blackstone Acquisition is not consummated and as a result thereof the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share, then the maximum and minimum prices per OP Unit for purposes of the Mergers will be reduced by an amount equal to such excess distribution per share. Based upon these considerations and others, the General Partner concluded that the maximum and minimum deemed values of the OP Units support the fairness of the Merger to the Desert Springs Limited Partners.

  . The General Partner considered the method of allocating the OP Units received by Desert Springs in the Merger between the General Partner and the Desert Springs Limited Partners. Because the OP Units are allocated in accordance with the distribution provisions in the Desert Springs partnership agreement, the General Partner concluded that this method supports the fairness of the Merger to the Desert Springs Limited Partners.

  . The General Partner considered the method of allocating the OP Units to be owned by Host REIT and its subsidiaries (including the General Partner) following the REIT Conversion (without taking into account any OP Units that may be acquired in connection with the Common Share Election). The number of OP Units to be owned by Host REIT and its subsidiaries will be equal to the number of shares of Host common stock outstanding at the time. Because the formation of the Operating Partnership is functionally equivalent to the formation of a wholly owned subsidiary and reflects the one-for-one economic equivalence between shares of Host common stock and OP Units, the General Partner concluded that this method supports the fairness of the Merger to the Desert Springs Limited Partners.

  . The Fairness Opinion, in the view of the General Partner, supports the fairness of the Merger, even though it includes qualifications, limitations and assumptions relating to its scope and other factors that Desert Springs Limited Partners should consider carefully and does not conclude that the Exchange Value is the best price that could be obtained. The availability of the Fairness Opinion is particularly significant in light of the absence of arm's length negotiations in establishing the terms of the Merger.

  . The General Partner believes that the economic terms of the lease of the Desert Springs Hotel are fair and reasonable from the standpoint of the Operating Partnership.

                             Desert Springs Supp-20

  . Host REIT will benefit from the operations of the Operating Partnership only to the extent of the distributions received based upon its percentage interest in the Operating Partnership to the same extent as the other limited partners. The General Partner believes that this is a factor supporting the fairness of the Merger to the Desert Springs Limited Partners.

  . The General Partner believes that the value of the consideration to be received by the Desert Springs Limited Partners in the Merger is fair in relation to the value which would be derived by such Limited Partners under any of the alternatives described under "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers," especially since the Exchange Value of Desert Springs is equal to its Adjusted Appraised Value, which is the greatest of the Adjusted Appraised Value, the Continuation Value and the Liquidation Value. The General Partner does not believe that the sale of Desert Springs' Hotel and liquidation of Desert Springs would obtain for Desert Springs' Limited Partners as much value as the value to be received by such Desert Springs Limited Partners following the Merger. The General Partner believes that the following benefits are of the greatest value and importance to the Desert Springs Limited Partners:

    . Liquidity. The Merger and the REIT Conversion will offer Desert Springs Limited Partners liquidity with respect to their investment in Desert Springs because Desert Springs Limited Partners can receive freely tradeable Host REIT Common Shares in connection with the Merger. In addition, Desert Springs Limited Partners who elect to retain OP Units, at any time commencing one year following the Effective Date, will be able to exercise their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price per Host REIT Common Share of $12.50). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

    . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units. The General Partner expects that these distributions will be higher than the estimated cash distributions from operations during 1998 of Desert Springs and, in any event, the ability to receive distributions quarterly and in regular amounts would be enhanced.

    . Risk Diversification. Upon consummation of the REIT Conversion, each Desert Springs Limited Partner's investment will be converted from an investment in Desert Springs, which owns one hotel into an investment in an enterprise that is expected initially to own or control approximately 125 Hotels and will have a total market capitalization of approximately $3.4 billion, thereby reducing the dependence upon the performance of, and the exposure to the risks associated with, the Hotel currently owned by Desert Springs and spreading such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

    . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership generally will have a significantly lower leverage to value ratio (approximately 62%), than Desert Springs currently, which has a leverage ratio of 81% (calculated as a percentage of Exchange Value), resulting in significant interest and debt service savings and greater financial stability.

    . Substantial Tax Deferral. The General Partner expects that Desert Springs Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of Desert Springs or a sale or other disposition of its assets in a taxable transaction (although Desert Springs Limited Partners may recognize a relatively modest amount of ordinary income as the result of the required sale of personal property by Desert Springs to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualifications as a REIT). The General Partner considered the possibility

                            Desert Springs Supp-21
       that the REIT Conversion might not occur in time for Host REIT to elect REIT status effective January 1, 1999, in which event Host REIT's election to be taxed as a REIT could be delayed until January 1, 2000 (and the Blackstone Acquisition might not be consummated). The General Partner believes that the overall benefits of the Merger and the REIT Conversion for the Desert Springs Limited Partners justify proceeding with the Merger as promptly as practicable, even if Host REIT's election to be taxed as a REIT might not be effective until January 1, 2000. The General Partner took into account the complexity of the REIT Conversion, the number of transactions that must occur to complete the REIT Conversion and the benefits to the Desert Springs Limited Partners of positioning Host REIT to qualify as a REIT as soon as practicable. The General Partner also recognized that a delay in the election of REIT status until January 1, 2000 would not reduce the anticipated Operating Partnership cash distributions per OP Unit (but the Host REIT cash distributions per Common Share would be reduced by the amount of corporate income taxes that Host REIT would have to pay for 1999).

  The General Partner believes that the factors described above, which support the fairness of the Merger to the Desert Springs Limited Partners, when weighed against the factors that may be disadvantageous, taken as a whole, indicate that the Merger is fair to the Desert Springs Limited Partners.

FAIRNESS OPINION

  AAA, an independent financial advisory firm with substantial real estate and partnership transaction experience, was engaged by the General Partner and the other General Partners to perform the Appraisals and to render the Fairness Opinion that (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of Desert Springs and each other Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the Desert Springs Limited Partners and the Limited Partners of each other Partnership and
(ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Desert Springs Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the Desert Springs Limited Partners and the Limited Partners of each other Partnership. The Fairness Opinion is addressed to each Partnership and it may be relied upon by each of the Desert Springs Limited Partners and the Limited Partners of each of the other Partnerships. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis by AAA, is set forth in Appendix B to the Consent Solicitation and should be read in its entirety. The material assumptions and qualifications to the Fairness Opinion are summarized below, although this summary does not purport to be a complete description of the various inquiries and analyses undertaken by AAA in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. For a more complete description of the assumptions and qualifications that limit the scope of the Fairness Opinion, see "--Qualifications to Fairness Opinion" and "--Assumptions" below.

  The Fairness Opinion is not limited to any particular combination of Partnerships participating in the Mergers because there is no combination of Partnerships required in order to complete the Mergers. No Merger is conditioned upon the consummation of any other Merger. The Fairness Opinion addresses the fairness of the Exchange Value for each Partnership to the Limited Partners of each Partnership, which Exchange Value has been established for each Partnership without regard to any possible combination of Partnerships. In light of the foregoing, the Fairness Opinion will not be revised to reflect the actual Partnerships which participate in the Mergers.

  Although the General Partner advised AAA that certain assumptions were appropriate in its view, the General Partner imposed no conditions or limitations on the scope of the investigation by AAA or the methods and procedures to be followed by AAA in rendering the Fairness Opinion. The fees and expenses of AAA will be treated as a Merger Expense and will be paid by the Operating Partnership. In addition, the General Partner has agreed to indemnify AAA against certain liabilities. See "--Compensation and Material Relationships."


                            Desert Springs Supp-22

  Qualifications to Fairness Opinion. In the Fairness Opinion, AAA specifically states that it did not: (i) specifically consider other methodologies for allocation of the OP Units, (ii) address or conclude that other methodologies for allocation of the OP Units to Desert Springs and the other Partnerships might not have been more favorable to the Limited Partners in certain of the Partnerships, (iii) negotiate with the General Partner, the General Partners of other Partnerships or Host, (iv) participate in establishing the terms of the Merger and the other Mergers, (v) provide an opinion as to the terms and conditions of the Merger and the other Mergers other than those explicitly stated in the Fairness Opinion, (vi) make any independent review of the capital expenditure estimates set forth in the Engineering Study or (vii) make any estimates of Desert Springs' and each other Partnership's contingent liabilities.

  In connection with preparing the Fairness Opinion, AAA was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. AAA will not deliver any additional written opinion of the analysis, other than to update the written opinion if requested by the Operating Partnership.

  Experience of AAA. AAA is the world's largest independent valuation consulting firm and is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyout plans, private placements, limited partnerships, estate and corporate matters, other financial advisory matters and other valuation purposes.

  AAA was selected because of its experience in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, including transactions involving hotel partnerships, and the price for its services. The General Partner did not solicit proposals from any other appraisal or investment banking firms for the Appraisals or the Fairness Opinion. Host and its affiliates have previously engaged AAA to provide appraisals and fairness opinions in connection with other transactions.

  Summary of Materials Considered and Investigation Undertaken. As a basis for rendering the Fairness Opinion, AAA has made such reviews, studies and analyses as it deemed necessary and pertinent in order to provide it with a reasonable basis for the Fairness Opinion, including, but not limited to, the following: (i) reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the Form S-4 for the Mergers; (ii) provided the Market Value of each Hotel owned by each Partnership in a separate short form appraisal report and each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; as part of the Appraisals, AAA reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as it deemed necessary as a basis for the Fairness Opinion and the Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel; (iii) reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the Appraised Values in determining such Exchange Values; AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA; (iv) reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the partners of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners; (v) reviewed the General Partners' determination of the Liquidation Value of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA; (vi) provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period; AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables

                            Desert Springs Supp-23
affecting partnership cash flows and other economic/financial factors affecting the Partnerships' expected operations and results; (vii) reviewed the terms of the ground leases of the Hotels and the partnership agreement of each Partnership; (viii) reviewed audited and unaudited historical income statements, balance sheets and statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT; (ix) reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets; (x) conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities and equity; (xi) reviewed internal Marriott International, Host and Partnership financial analyses and other internally generated data for each Hotel and (xii) discussed all of the foregoing information, where appropriate, with management of Marriott International, Host and the Partnerships and their respective employees.

  Assumptions. In rendering its opinion, AAA relied, without independent verification, on the accuracy and completeness in all material respects of certain relevant publicly available information and information provided to AAA by Host and the Hotels. AAA assumed that all information furnished by Host, the Hotels and the Partnerships and their representatives, upon which AAA relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view. AAA also noted that the Fairness Opinion was based upon financial, economic, market and other considerations as they existed and could be evaluated as of March 1, 1998. AAA did not conduct any subsequent due diligence or valuation procedures, except that AAA reviewed year-to-date net house-profit results through September 11, 1998 as reflected on Marriott International's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, AAA concluded that nothing came to AAA's attention that would cause it to be unable to render the Fairness Opinion as of such date.

  Conclusions. AAA concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of October 8, 1998, the date of the Fairness Opinion: (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of each of the Hotels) are fair and reasonable, from a financial point of view, to the Desert Springs Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Desert Springs limited partners and the limited partners of each other Partnership are fair and reasonable to the Desert Springs Limited Partners and the Limited Partners of each other Partnership. In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  Summary of Methodology. AAA evaluated each Partnership's Hotel(s) based upon the income capitalization approach and broadly applied the sales comparison approach. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. Since the Hotels are viable, existing, ongoing enterprises with an established market presence, work force and management team, the cost approach was not considered by AAA in the Appraisals. The income capitalization approach estimates a Hotel's capacity to produce income through an analysis of the market, operating expenses and net income. Net income may then be processed into a value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. The sales comparison approach looks at similar properties which have recently sold or are currently offered for sale in the market and are analyzed and compared with the Hotel being valued. For further description of the methodology employed by AAA in the Appraisals, see "Determination of Exchange Values and Allocation of OP Units."

                            Desert Springs Supp-24

  Compensation and Material Relationships. AAA has been paid a fee of $335,000 for its services as described herein, including the Appraisals and preparing to deliver the Fairness Opinion. In addition, AAA will be reimbursed for all reasonable out-of-pocket expenses, including legal fees and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee was negotiated between Host, the General Partners and AAA. Payment of the fee to AAA is not dependent upon completion of the Mergers. AAA has been previously engaged by Host and its affiliates to provide appraisals, fairness opinions and solvency opinions in connection with other transactions.

CASH DISTRIBUTIONS

  Historical Cash Distributions Paid by Desert Springs. The following table sets forth the distributions paid to Desert Springs Limited Partners (per Partnership Unit) during the periods indicated. The information below should be read in conjunction with the information in this Supplement under the caption "Selected Financial Data."

             HISTORICAL CASH DISTRIBUTIONS PAID BY DESERT SPRINGS
                          (PER PARTNERSHIP UNIT)(1)

                                                          FISCAL YEAR
                         FIRST TWO QUARTERS ---------------------------------------
                                1998          1997    1996   1995    1994    1993
                         ------------------ -------- ------ ------- ------- -------
From net income.........       $2,500       $     -- $  464 $ 2,436 $ 4,364 $ 5,189
Representing return of
 capital(2).............          --          25,000  1,238   3,141      40     309
                               ------       -------- ------ ------- ------- -------
  Total.................       $2,500       $ 25,000 $1,702 $ 5,577 $ 4,404 $ 5,498
                               ======       ======== ====== ======= ======= =======

--------
(1) A Partnership Unit represents a $100,000 original investment in Desert Springs.
(2) Computed as all distributions in excess of distributions from operating cash flow.

  Compensation and Distributions to the General Partner and Marriott International. Under Desert Springs' partnership agreement, the General Partner does not receive any fees or compensation in connection with managing the affairs of Desert Springs but the General Partner is reimbursed for certain costs and expenses incurred on behalf of Desert Springs. In addition, the General Partner is entitled to distributions related to its interests in Desert Springs.

  Following the REIT Conversion, Host REIT will be entitled to receive cash distributions with respect to the OP Units that it owns and the Operating Partnership will pay (or reimburse Host REIT for) all expenses that Host REIT incurs, including taxes (subject to certain limited exceptions). Marriott International receives management fees and other reimbursements from Desert Springs under the Management Agreement.

                            Desert Springs Supp-25

  The following table sets forth the reimbursements and distributions paid by Desert Springs to its General Partner and the payments made to Marriott International and its affiliates for the last three fiscal years and the First Two Quarters 1998 ("Historical") and the reimbursements and distributions that would have been paid to the General Partner and the payments made to Marriott International and its Affiliates for the last fiscal year and the First Two Quarters 1998 if the REIT Conversion had been in effect, assuming the Full Participation Scenario ("Pro Forma"). The Pro Forma Estimates assume a distribution of $0.84 per OP Unit per year during 1997 and the First Two Quarters 1998 (based upon the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) and no distributions during 1996 and 1995 (based on an assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions).

HISTORICAL AND PRO FORMA COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE
                                GENERAL PARTNER
        AND PAYMENTS MADE TO MARRIOTT INTERNATIONAL AND ITS AFFILIATES
                                (IN THOUSANDS)

                             FIRST TWO                        FISCAL YEAR
                             QUARTERS      --------------------------------------------------
                               1998              1997             1996             1995
                         ----------------- ---------------- ---------------- ----------------
                                     PRO               PRO              PRO              PRO
                         HISTORICAL FORMA  HISTORICAL FORMA HISTORICAL FORMA HISTORICAL FORMA
                         ---------- ------ ---------- ----- ---------- ----- ---------- -----
Reimbursements(1).......   $  281   $  --    $  273   $ --     $250     --      $ 67     --
Distributions(2)........       23       10      227      20      15       0       51       0
Payments made to
 Marriott International
 and Affiliates(3)......    2,714    2,714      621     621     148     148      100     100
                           ------   ------   ------   -----    ----    ----     ----    ----
    Total ..............   $3,018   $2,724   $1,121   $ 641    $413    $148     $218    $100
                           ======   ======   ======   =====    ====    ====     ====    ====

--------
(1) All expenses will be paid directly by the Operating Partnership, accordingly, there are no expected reimbursements on a pro forma basis.
(2) The amount of distributions payable to the General Partner on a pro forma basis in 1997 and the First Two Quarters 1998 assumes payment of distributions at a rate of $0.84 per annum per OP Unit (which represents the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) with respect to the estimated minimum number of OP Units that the General Partner will receive with respect to its general and limited partner interests in the Partnership, assuming all Partnerships participate in the Mergers and the maximum price of $15.50 per OP Unit. Such number does not reflect the aggregate number of OP Units Host REIT will receive in connection with the REIT Conversion. The amount of distributions payable to the General Partner on a pro forma basis in 1996 and 1995 are assumed to be zero (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions). The pro forma distributions payable to the General Partner are not necessarily indicative of the amounts that would have been distributed per OP Unit in such periods if the REIT Conversion and the Mergers had been consummated as of the beginning of each period shown.
(3) Subsequent to November 25, 1997 (the date of conversion from an operating agreement to a management agreement), payments made to Marriott International and its affiliates ("MII") include base and incentive management fees, chain and central office services, Marriott Rewards Program costs and rental payments for the golf course. Prior to this date, payments to MII included rental payments for the golf course and interest on note payable to MII.

CERTAIN INFORMATION REGARDING THE HOTEL OWNED BY DESERT SPRINGS

NAME OF HOTEL                     LOCATION OF HOTEL NUMBER OF ROOMS DATE OPENED
-------------                     ----------------- --------------- -----------
Marriott's Desert Springs Resort
 and Spa........................   Palm Desert, CA        884          1987

                            Desert Springs Supp-26

  The table below sets forth certain performance information for Desert Springs' Hotel for the indicated periods.

                              FIRST TWO QUARTERS          FISCAL YEAR
                              -------------------- ----------------------------
                                1998       1997      1997      1996      1995
                              ---------  --------- --------  --------  --------
Average daily rate...........   $214.47    $197.55 $ 169.55  $ 158.15  $ 150.34
Occupancy....................     79.7%      78.6%    73.00%    71.40%    68.90%
REVPAR.......................   $170.93    $155.27 $ 123.77  $ 112.92  $ 103.58
% REVPAR change..............     10.00%       --      9.60%     9.00%      --

  Marriott's Desert Springs Resort and Spa is a full-service Marriott hotel and, including the second golf course, is located on approximately 185 acres of land. It is located approximately 11 miles from the Palm Springs Airport and two hours east of Los Angeles.

  The Hotel opened on February 2, 1987. The Hotel consists of 884 large guest rooms including 65 luxury suites. Each room has a private balcony, mini-bar and other deluxe accommodations. The Hotel has an 18-hole championship golf course owned by the Partnership, with an additional 18-hole course which is leased by the Partnership. Twenty-three acres of man-made lakes are interspersed throughout the resort grounds and lower level of the Hotel's main lobby. Boats depart from inside the main lobby and carry guests to the various resort functions. There are a total of five outdoor pools divided between three guest areas. The main guest pool area, the Oasis, was expanded during 1995 and now has three pools and two spas, and the Spring Pool and Health Spa areas each have one pool and one spa. The tennis complex includes a separate tennis pro shop building, 20 tennis courts of various surfaces and badminton and volleyball courts. The health spa is housed in a separate one-story building. Within the health spa are separate men's and women's facilities, lap pool, hot and cold plunge pools, saunas, steam rooms, aerobics and exercise rooms, lounge and locker rooms. Food and beverage services within the resort include four fine dining restaurants that range from casual American to Japanese sushi and overlook the water. Additionally, there are two grille/snack bars at the outdoor pools, two golf club snack bars, lobby lounge, coffee bar and entertainment lounge. The 40,000 square foot lobby has an eight-story high view of the nearby mountains. The Hotel has a three-story garage with parking for approximately 1,500 vehicles. The meeting and exhibit spaces total 51,300 square feet of flexible space with 33 meeting rooms, including the 25,000 square foot "Desert" ballroom and the 21,000 square foot "Springs" ballroom.

LEGAL PROCEEDINGS

  The Partnership and the Hotel are involved in routine litigation and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and which collectively are not expected to have a material adverse effect on the business, financial conditions or results of operations of the Partnership.

  On March 16, 1998, limited partners in several partnerships, including Desert Springs, sponsored by Host Marriott Corporation ("Host Marriott") filed a lawsuit, styled Robert M. Haas, Sr. and Irwin Randolph Joint Tenants, et al.
v. Marriott International, Inc., et al., Case No. 98-CI-04092, in the 57th Judicial District Court of Bexar County, Texas, alleging that the defendants conspired to sell hotels to the partnerships for inflated prices and that they charged the partnerships excessive management fees to operate the partnerships' hotels. The plaintiffs further allege that the defendants committed fraud, breached fiduciary duties and violated the provisions of various contracts. The plaintiffs are seeking unspecified damages. Although the partnerships have not been named as defendants, their partnership agreements include provisions which require the partnerships to indemnify the general partners against losses, expenses and fees. The defendants filed answers and defenses to the petition.

AMENDMENTS TO DESERT SPRINGS' PARTNERSHIP AGREEMENT

  In order to consummate the Merger as currently proposed, there are a number of amendments required to be made to Desert Springs' partnership agreement. Desert Springs Limited Partners must vote separately on the Merger and the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon Desert Springs' participation in the Merger. The required amendments

                            Desert Springs Supp-27
generally include: (i) permitting Desert Springs to enter into the Lease with the Lessee; (ii) reducing to one the number of appraisals of the fair market value of Desert Springs' Hotel that Desert Springs must obtain before the General Partner can cause Desert Springs to sell its assets to the General Partner or an affiliate; and (iii) other amendments required to allow the transactions constituting the Merger or otherwise necessary or desirable to consummate the Merger or the REIT Conversion. The form of amendment to the Desert Springs partnership agreement is attached as an exhibit to the Registration Statement of which this Supplement is a part.

VOTING PROCEDURES

  DESERT SPRINGS LIMITED PARTNERS ARE BEING ASKED TO VOTE SEPARATELY ON THE MERGER AND THE PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT, BUT DESERT SPRINGS WILL NOT PARTICIPATE IN THE MERGER UNLESS BOTH PROPOSALS ARE APPROVED. A majority of the limited partner interests held by Limited Partners must be present in person or by proxy for the vote to be recognized and the consent of a majority of the limited partner interests actually voting on the Merger is required for participation in the Merger and to approve the related amendments to the partnership agreement. The General Partner does not own any limited partner interests.

  A Desert Springs Limited Partner may mark the Consent Form to vote "FOR," "AGAINST" or "ABSTAIN" with respect to participation in the Merger by Desert Springs and "FOR," "AGAINST" or "ABSTAIN" with respect to the amendments to the partnership agreement. THE FAILURE OF A LIMITED PARTNER OF DESERT SPRINGS TO VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS IF SUCH DESERT SPRINGS LIMITED PARTNER HAD VOTED HIS PARTNERSHIP INTERESTS "AGAINST" THE MERGER AND "AGAINST" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. The voting procedures applicable to Desert Springs Limited Partners are set forth in the Consent Solicitation under the heading "Voting Procedures--Required Vote Limited Partner and Other Conditions."

  The Solicitation Period will commence on the date the Consent Solicitation and the other Solicitation Materials are first distributed to the Limited Partners and will continue until the later of (i) December 12, 1998 or (ii) such later date as the General Partner and the Operating Partnership may elect, in their discretion. Any Consent Form RECEIVED by the Tabulation Agent (in original or by facsimile) prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective, provided that such Consent Form has been properly signed. FOR DESERT SPRINGS, A CONSENT FORM THAT IS PROPERLY SIGNED BUT NOT MARKED WILL BE VOTED "FOR" THE MERGER AND "FOR" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. A Desert Springs Limited Partner who has submitted a Consent Form may withdraw or revoke the Consent Form at any time prior to the expiration of the Solicitation Period.

  As of June 19, 1998, no person owned of record, or to the Partnership's knowledge owns beneficially, more than 5% of the total number of Desert Springs Partnership Units.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of OP Units in the Merger, each Desert Springs Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Desert Springs Limited Partner in connection with the Merger. If such certification or withholding certificate is not provided, the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Desert Springs Limited Partner in connection with the Merger, including both the value of the OP Units received and such Limited Partner's share of the liabilities of Desert Springs. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

OP UNIT EXCHANGE ELECTION PROCEDURES

 Description of the Common Share Election

  Desert Springs Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating

                            Desert Springs Supp-28

Partnership at any time during the period beginning on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (expected to be January 22, 1999 if the Effective Date of the Merger is December 30, 1998) (the "Election Period") (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). At their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if a Desert Springs Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. A Desert Springs Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Desert Springs Limited Partner who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives to Host REIT in the Merger for an equal number of Common Shares. The Common Shares will be issued to the Desert Springs Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock--Common Shares."

 Description of the Note Election

  Desert Springs Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). Even if a Desert Springs Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. A Desert Springs Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Desert Springs Limited Partner who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to the Operating Partnership for the Note. The Note will be issued to the Desert Springs Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of a Desert Springs Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the currently expected closing of the Merger), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Merger, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of the Hotel formerly owned by Desert Springs and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

 Election Procedures

  Desert Springs Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. A Desert Springs Limited Partner must make such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), unless extended. A Desert Springs Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election. The OP Unit Exchange Election Form must be submitted so that it is received by Desert Springs (c/o the Operating Partnership) at any time prior to the

                            Desert Springs Supp-29
end of the Election Period. This election can be revoked, or an alternative election can be made, by submitting to Desert Springs, in writing, such revocation or alternative election so that it is received by Desert Springs at any time prior to the end of the Election Period.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of Common Shares or a Note in exchange for OP Units if a Desert Springs Limited Partner exercises the Common Share Election or the Note Election, each Desert Springs Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to Host REIT and the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Desert Springs Limited Partner in connection with the Common Share Election or the Note Election. If such certification or withholding certificate is not provided, Host REIT or the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Desert Springs Limited Partner in connection with the Common Share Election or the Note Election, including both the value of the securities received and such Desert Springs Limited Partner's share of the liabilities of the Operating Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

FEDERAL INCOME TAX CONSEQUENCES

  In addition to the federal income tax consequences discussed in the sections of the Consent Solicitation entitled "Federal Income Tax Consequences" and "Risk Factors--Federal Income Tax Risks," Desert Springs Limited Partners should read carefully the following discussion of federal income tax consequences applicable specifically to the Desert Springs Limited Partners. The information included in this discussion is based upon various factual assumptions and information which are believed by the Operating Partnership and the General Partner to be reliable. However, some of these assumptions inevitably will not materialize, and unanticipated events and circumstances will occur. Therefore, there likely will be differences between the information provided herein, including the numerical data and estimates, and actual results, and the variations may be material and adverse.

 Applicability of Tax Opinions

  Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to Host REIT, Host and the Operating Partnership, has provided to Host REIT and the Operating Partnership an opinion letter (attached as Appendix C to the Consent Solicitation) as to certain federal income tax consequences to the Operating Partnership and the Desert Springs Limited Partners resulting from the Mergers and the REIT Conversion. The opinion letter is based upon certain assumptions and certain representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities and properties) of the Partnerships and Hotels contributed to the Operating Partnership by Host and the Blackstone Entities prior to the Mergers and the REIT Conversion and of Host REIT, the Operating Partnership and the Partnerships following the Mergers and the REIT Conversion. In addition, prior to the Effective Date, Hogan & Hartson expects to provide to Host REIT and the Operating Partnership an opinion letter (substantially in the form of Appendix D to the Consent Solicitation) as to the qualification and taxation of Host REIT as a REIT under the Code beginning with its first full taxable year commencing following the REIT Conversion. The receipt of this opinion letter is a condition to the REIT Conversion and each of the Mergers. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  Each opinion provided by Hogan & Hartson in the opinion letter that is attached as Appendix C to the Consent Solicitation is applicable to the Desert Springs Limited Partners.

  The opinions already rendered by Hogan & Hartson are based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court

                            Desert Springs Supp-30
decisions, and the opinions to be rendered by Hogan & Hartson prior to the Effective Date will be based on the same authorities as of the date such opinions are rendered. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the one exception described below (see "--Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain") and in the Consent Solicitation under "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities," neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Mergers or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion.

 Tax Consequences of the Merger

  Overview. Hogan & Hartson has provided an opinion to the effect that, except for any gain attributable to the sale of personal property by Desert Springs to a Non-Controlled Subsidiary in connection with the REIT Conversion, the Merger will not result in the recognition of taxable gain or loss at the time of the Merger to a Desert Springs Limited Partner; (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Merger; (iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of any repayment of the GMAC Senior Loan or the Goldman Sachs Mezzanine Loan) in connection with the Merger or the REIT Conversion in excess of his aggregate adjusted basis in his Desert Springs Partnership Units at the time of the Merger; (iv) who is not required to recognize gain by reason of the exercise by another Desert Springs Limited Partner of his right to make the Common Share Election or the Note Election (which, in counsel's opinion, described below, should not be the result of such election); and (v) who does not have his "at risk" amount fall below zero as a result of the Merger or the REIT Conversion. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  With respect to the foregoing exceptions to nonrecognition treatment, the Operating Partnership and the General Partner believe as follows: (i) a Desert Springs Limited Partner who acquired his Desert Springs Partnership Units in the original offering of such Partnership Units and who has held such Partnership Units at all times since would not be considered to receive, as a result of the Merger, a distribution (or a deemed cash distribution resulting from relief from liabilities) that exceeds his aggregate adjusted basis in his Desert Springs Partnership Units at the time of the Merger, and would not have his "at risk" amount fall below zero as a result of the Merger (in this regard, the Operating Partnership has no plan to prepay or repay either the GMAC Senior Loan or the Goldman Sachs Mezzanine Loan in connection with the REIT Conversion), and (ii) a portion of the personal property owned by Desert Springs will need to be sold to a Non-Controlled Subsidiary in connection with the REIT Conversion. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Overview" in the Consent Solicitation and "Tax Allocations upon the Sale of Certain Personal Property Associated with the Desert Springs Hotel" below.

  With respect to the effects of a Desert Springs Limited Partner's election to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger, Hogan & Hartson is of the opinion that it is more likely than not that a Desert Springs Limited Partner who does not make the Common Share Election or the Note Election will not be required to recognize gain by reason of another Desert Springs Limited Partner's exercise of either of such rights. With respect to the exercise of a Unit Redemption Right, Hogan & Hartson is of the opinion that it is more likely than not that a Desert Springs Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Merger but less than two years after such date will not cause the Merger itself to be a taxable transaction for the Desert Springs Limited Partner

                            Desert Springs Supp-31

(or the other Desert Springs Limited Partners). See "Federal Income Tax Consequences-- Summary of Tax Opinions" in the Consent Solicitation. Opinions of counsel, however, do not bind the IRS or the courts, and no assurances can be provided that such opinions will not be challenged by the IRS or will be sustained by a court if so challenged.

  The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, Desert Springs Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections).

  Deemed Cash Distribution and Resulting Taxable Gain. With respect to his Desert Springs Partnership Units, a Desert Springs Limited Partner will receive no actual cash distribution in connection with the Merger but would be deemed to receive a cash distribution in connection with the Merger to the extent that his share of Operating Partnership liabilities immediately after the Merger and the REIT Conversion is less than his share of Desert Springs liabilities immediately prior to the Merger. For example, any repayment of the GMAC Senior Loan or the Goldman Sachs Mezzanine Loan or debt encumbering other Hotels may result in a deemed cash distribution to the Desert Springs Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. Even though the GMAC Senior Loan, the Goldman Sachs Mezzanine Loan and the debt encumbering other Hotels is not expected to be repaid or refinanced in connection with the Mergers and the REIT Conversion (except as described in the Consent Solicitation), a Desert Springs Limited Partner's share of indebtedness following the Mergers and the REIT Conversion may nonetheless decrease in comparison to the Limited Partner's estimated aggregate share of Desert Springs indebtedness as of December 31, 1998 (calculated based on the assumption that the Mergers did not occur) by reason of the manner in which the debt allocation rules work when multiple assets with different levels of leverage are consolidated into a single partnership.

  A Desert Springs Limited Partner, however, would recognize taxable gain as a result of any deemed cash distribution only to the extent that the deemed cash distribution were to exceed his adjusted tax basis in his Desert Springs Partnership Units immediately prior to the Merger. As noted above, the Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that a Desert Springs Limited Partner who acquired his Desert Springs Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since the offering will have an adjusted tax basis in excess of the deemed cash distribution that might occur in connection with the Merger and the REIT Conversion. Therefore, such a Desert Springs Limited Partner should not recognize gain due to such deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The adjusted tax basis of a Desert Springs Limited Partner who did not acquire his Desert Springs Partnership Units in the original offering of such Partnership Units or who has not held his Desert Springs Partnership Units at all times since such offering could vary materially from that of a Desert Springs Limited Partner who did so. If a Desert Springs Limited Partner has an adjusted tax basis in his Desert Springs Partnership Units (per Desert Springs Partnership Unit) that is substantially less than the adjusted tax basis of a Desert Springs Limited Partner who acquired his Desert Springs Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since, he could recognize gain due to any deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The Operating Partnership has no current plan or intention to cause the prepayment of the GMAC Senior Loan or the Goldman Sachs Mezzanine Loan or, except as described in the Consent Solicitation, any of the

                            Desert Springs Supp-32
nonrecourse liabilities encumbering the Hotels owned by the other Partnerships (other than with the proceeds of indebtedness that would be considered nonrecourse liabilities allocable to the Hotel being refinanced). The Operating Partnership, however, will have to repay mortgage indebtedness securing the Hotels owned by the Partnerships at the time such indebtedness matures. There can be no assurance that at such time the Operating Partnership will be able to secure nonrecourse mortgage indebtedness secured only by those Hotels in an amount sufficient to avoid a deemed cash distribution to the former Limited Partners in those Partnerships, including Desert Springs. Moreover, the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. In view of these considerations and the potential adverse consequences to Limited Partners in certain Partnerships, including the Desert Springs Limited Partners, the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT
(i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752, (ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels (including the GMAC Senior Loan or the Goldman Sachs Mezzanine Loan), would be considered to be "secured" by those Hotels for purposes of allocating the liabilities for tax basis purposes (and thus would be allocable, at least in substantial part, to the former Limited Partners in the Partnerships owning those Hotels, including the Desert Springs Limited Partners), and (iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code
Section 465. The IRS has recently issued a ruling to that effect to another taxpayer, and has indicated to the Operating Partnership's representatives that it is favorably inclined to issue that ruling to the Operating Partnership.

  Each Desert Springs Limited Partner will gradually begin to recognize income over the term of his ownership of OP Units (beginning, perhaps, in his first year of ownership of OP Units) attributable to deemed cash distributions resulting from the relief from liabilities, as the aggregate principal amount of nonrecourse indebtedness encumbering (or deemed to encumber) the Hotel amortizes in accordance with its terms. The Operating Partnership will make regular quarterly cash distributions to the Desert Springs Limited Partners that may or may not be sufficient to allow the Desert Springs Limited Partners to pay the federal and state income tax owed on the income allocated to such Limited Partners by reason of the amortization of the debt secured by the Desert Springs Hotel.

  Even if Desert Springs does not participate in the Merger, the General Partner has estimated that the Desert Springs Limited Partners will be required to recognize in taxable year 1998 income of approximately $1,700 per Desert Springs Partnership Unit, as of December 31, 1998, resulting, in part, from the amortization of the GMAC Senior Loan and the Goldman Sachs Mezzanine Loan.

  Section 465(e) Recapture. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Section 465(e) Recapture," the "at risk" rules of Section 465 of the Code generally apply to limit the use of partnership losses by a partner. Under Section 465(e) of the Code, a partner may be required to include in gross income, or "recapture," losses previously allowed to such partner with respect to his investment in a partnership if the amount for which the partner is "at risk" in relation to his investment in the partnership is less than zero at the close of the taxable year.

  It is possible that the consummation of the Mergers and the REIT Conversion or the repayment of certain "qualified nonrecourse financing" of the Operating Partnership, the Hotel Partnerships or the Hotels contributed to the Operating Partnership by the Blackstone Entities at the time of or following the Mergers and the REIT Conversion could, singularly or in combination, cause a Desert Springs Limited Partner's amount at risk in relation to his investment in Desert Springs (and, after the Mergers, in the Operating Partnership) to be reduced below zero, resulting in an income inclusion to the Limited Partner under Section 465(e) of the Code. Currently, a sufficient portion of the current debt of Desert Springs constitutes "qualified nonrecourse financing" so that the Desert Springs Limited Partners have positive at risk amounts. The Operating Partnership and the General

                            Desert Springs Supp-33

Partner believe, based upon and subject to the assumptions and other limitations described below, that a Desert Springs Limited Partner who acquired his Desert Springs Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since will have a positive at risk amount immediately following the Mergers and the REIT Conversion.

  It is possible, however, that a former Desert Springs Limited Partner's at risk amount could decline in the future, either because of the allocation of losses from the Operating Partnership to that former Desert Springs Limited Partner or because of cash distributions by the Operating Partnership to that former Desert Springs Limited Partner in excess of the taxable income allocable to him with respect to his OP Units. Moreover, there can be no assurance that debt incurred by the Operating Partnership in the future to refinance the GMAC Senior Loan, the Goldman Sachs Mezzanine Loan or outstanding mortgage debt of the other Hotel Partnerships or the Hotels contributed by the Blackstone Entities will qualify as "qualified nonrecourse financing." If, however, the Operating Partnership were to obtain the requested ruling from the IRS, and were to refinance existing mortgage indebtedness of the Partnerships with the type of indebtedness described in the ruling, such indebtedness should constitute "qualified nonrecourse financing" for purposes of the "at risk" rules.

  Impact of Assumption of Desert Springs Liabilities by the Operating Partnership. As described in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Disguised Sale Regulations," a Desert Springs Limited Partner will recognize gain to the extent he is treated as having sold all or part of his Desert Springs Partnership Interest in a "disguised sale." For purposes of these rules, certain reductions in a partner's share of partnership liabilities are treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that reduction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis in his partnership interest. However, if a transfer of property by a partner to a partnership is not otherwise treated as part of a disguised sale, then any reduction in the partner's share of "qualified liabilities" also will not be treated as part of a disguised sale. A "qualified liability" in connection with a transfer of property to a partnership includes (i) any liability incurred more than two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period; (ii) a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred; (iii) a liability that is traceable under the Treasury Regulations to capital expenditures with respect to the property; and (iv) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business. However, a recourse liability is not a "qualified liability" unless the amount of the liability does not exceed the fair market value of the transferred property (less any other liabilities that are senior in priority and encumber such property or any allocable liabilities described in (iii) or (iv), above) at the time of transfer.

  Hogan & Hartson believes, based on factual representations made by the Operating Partnership and the General Partner relating to the facts and circumstances surrounding each such liability, that all liabilities of Desert Springs fall into one of the four categories of "qualified liabilities" described in the preceding paragraph. Based on the aforementioned representations and certain numerical estimates provided by the Operating Partnership and the General Partner, however, approximately $19.3 million of Desert Springs indebtedness ($22,000 per $100,000 original investment in Desert Springs), as of December 31, 1998, may be "qualified liabilities" solely by reason of exception (ii) in the preceding paragraph (i.e., a liability incurred within two years of the Merger but not in anticipation of the Merger) and, thus, Desert Springs and the Desert Springs Limited Partners will be required to disclose such indebtedness on a completed IRS Form 8275 or on a statement attached to their tax returns for the taxable year in which the Merger occur. There can be no assurance, however, that the IRS will not challenge the position of Desert Springs that this indebtedness is a "qualified liability."

                            Desert Springs Supp-34

 Tax Treatment of Desert Springs Limited Partners Who Hold OP Units Following the Merger

  Initial Basis in Units. In general, a Desert Springs Limited Partner will have an initial tax basis in his OP Units received in the Merger with respect to his Desert Springs Partnership Units equal to the basis in his Desert Springs Partnership Units at the time of the Merger, reduced to reflect any deemed cash distributions resulting from a reduction in his share of Desert Springs liabilities and increased to reflect his share of other liabilities of the Operating Partnership and any gain required to be recognized in connection with the Merger and the REIT Conversion. For a discussion of the federal income tax consequences for a Desert Springs Limited Partner from a reduction in basis that may result from the Merger and the REIT Conversion, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Initial Tax Basis of OP Units" in the Consent Solicitation.

  Tax Allocations by the Operating Partnership upon a Sale of Desert Springs Hotel. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to as the "Book-Tax Difference"). The Operating Partnership and the General Partner estimate, based upon and subject to the assumptions and other limitations described below, that the Book-Tax Difference for all Desert Springs Limited Partners (but excluding all of Host's interests) with respect to the Desert Springs Hotel will be $51,842,186 upon the consummation of the Merger.

  If the Operating Partnership were to sell the Desert Springs Hotel, the former partners of Desert Springs (including Host REIT with respect to Host's interest in Desert Springs held through the General Partner) would be specially allocated by the Operating Partnership an aggregate amount of taxable gain equal to the aggregate Book-Tax Difference with respect to the Desert Springs Hotel. The share of such gain allocable to a Desert Springs Limited Partner who acquired his Desert Springs Partnership Units in the original offering of such Partnership Units and held such Partnership Units at all times since would be $57,753 per Desert Springs Partnership Unit for a Limited Partner who acquired his Partnership Units for cash, and $57,552 per Desert Springs Partnership Unit for a Limited Partner who acquired his Partnership Units pursuant to the installment purchase plan. The share of such gain of a Desert Springs Limited Partner who did not acquire his Desert Springs Partnership Units in the original offering of such Partnership Units or who has not held his Desert Springs Partnership Units at all times since such offering could vary materially from this amount. If the Operating Partnership were to sell the Desert Springs Hotel, the remaining Book-Tax Difference at the time the Hotel is sold would be required to be allocated exclusively to the former Desert Springs Limited Partners and the General Partner, even though the proceeds of such sale would be allocated proportionately among all the partners in the Operating Partnership (and would likely be retained by the Operating Partnership, rather than distributed to holders of OP Units and Common Shares of Host REIT). The Desert Springs Limited Partners would not be entitled to any special distributions from the Operating Partnership in connection with such a sale, and thus would not necessarily receive cash distributions from the Operating Partnership sufficient to pay such additional taxes. Although the Partnership Agreement does not impose any restrictions upon the Operating Partnership preventing it from causing the sale of the Desert Springs Hotel at any time following the Merger, the Operating Partnership does not have current plans to pursue a sale of the Desert Springs Hotel. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" in the Consent Solicitation.

  Tax Allocations upon the Sale of Certain Personal Property Associated with the Desert Springs Hotel. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the REIT Conversion--Income Tests Applicable to REITs" and "-- Taxable Income Attributable to Sales of Personal Property in Connection with the REIT Conversion," if the rent attributable to personal property leased in connection with the lease of each Hotel is greater than 15% of the total rent received

                            Desert Springs Supp-35
under the lease of such Hotel, the portion of the rent attributable to the personal property will not constitute qualifying income to Host REIT (the "15% Personal Property Test"). The Operating Partnership and the General Partner have determined that the percentage of rent attributable to the personal property to be leased in connection with the lease of the Desert Springs Hotel would not satisfy the 15% Personal Property Test. The 15% Personal Property Test is a mechanical test that is based not on the relative fair market value of the assets subject to lease, or the relative fair rental value of those assets, but, rather, is based on the average relative adjusted tax bases of the assets subject to the lease. Accordingly, immediately prior to the Merger, the Operating Partnership will require Desert Springs, if it chooses to participate in the Merger, to sell to a Non-Controlled Subsidiary a portion of the personal property associated with the Desert Springs Hotel. This sale, which will be a taxable transaction, may result in the recognition by Desert Springs (and the allocation to the Desert Springs Limited Partners) of a relatively modest amount of taxable gain to the extent of the difference, if any, between the fair market value of the personal property at the time of the sale and the adjusted tax basis of such property at that time. The actual amount of any such gain will be determinable only at the time of the sale and will be affected by the specific personal property selected to be sold and the fair market value and adjusted basis of that personal property. Pursuant to the Desert Springs partnership agreement, any such taxable gain will be characterized as ordinary recapture income and will be allocated by Desert Springs to the former Desert Springs Limited Partners in the same proportions and to the same extent that such Limited Partners were allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income prior to the Merger. The Desert Springs Limited Partners would not be entitled to any special distributions from Desert Springs in connection with such a sale of personal property.

  Tax Allocations with Respect to Contributed Hotel Generally. The tax allocations of depreciation to the Desert Springs Limited Partners may change significantly as a result of the Mergers and the REIT Conversion for two reasons. First, as described above, pursuant to Section 704(c) of the Code, depreciation and deductions attributable to the Desert Springs Hotel will be required to be allocated for federal income tax purposes in a manner such that the Desert Springs Limited Partners are charged with the Book-Tax Difference associated with the Desert Springs Hotel at the time of the consummation of the Merger. Consequently, a Desert Springs Limited Partner will be allocated less depreciation with respect to the Desert Springs Hotel than would be the case if the Mergers had not occurred and the Desert Springs Limited Partner had continued to hold his Desert Springs Partnership Units. (On the other hand, a former Desert Springs Limited Partner will be allocated depreciation with respect to other Hotels acquired by the Operating Partnership in connection with the Mergers and the REIT Conversion, including the Hotels owned by the other Hotel Partnerships and the Hotels being contributed to the Operating Partnership by Host and the Blackstone Entities in connection with the Mergers and the REIT Conversion.) Second, the Mergers will cause the technical termination under Section 708(b)(1)(B) of the Code of Desert Springs and certain of the other Hotel Partnerships that participate in the Mergers and the REIT Conversion. Section 168(i)(7) of the Code provides, in effect, that when a partnership terminates under Section 708(b)(1)(B) of the Code, the partnership must begin new depreciation periods for its property. As a result, the remaining bases of the real estate components of the Desert Springs Hotel and the Hotels held by the other Hotel Partnerships that terminate will be depreciated over 39 years, rather than over the remaining current lives of such Hotels (which range from less than one year to 39 years). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Effect of Mergers on Depreciation" in the Consent Solicitation.

  In light of the complexity of the governing rules affecting the calculation and allocation of depreciation with respect to properties contributed to a partnership, particularly when a number of those properties are subject to the separate adjustments required in connection with a technical termination under
Section 708 of the Code, the number of Hotels that the Operating Partnership will be acquiring in connection with the Mergers, the Blackstone Acquisition and the REIT Conversion, and the impact on these calculations of other outside events, including equity offerings by Host or Host REIT and other acquisitions undertaken by Host, Host REIT or the Operating Partnership prior to or in connection with the REIT Conversion, the Operating Partnership and the General Partner believe that it is impossible to predict with any degree of precision the impact that the Mergers and the REIT Conversion will have on the future depreciation (and, consequently, the amount of taxable income) allocable to a Desert Springs Limited Partner.

                            Desert Springs Supp-36

  Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership. The passive loss limitation rules generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate, which would include the Operating Partnership for Desert Springs Limited Partners) to the extent that such losses are not in excess of the taxpayer's income from passive activities or investments. A Desert Springs Limited Partner would be able to offset losses from other passive activities against income from the Operating Partnership that is considered passive income (but not portfolio income) so long as the Operating Partnership is not treated as a publicly traded partnership. The Operating Partnership and the General Partner believe, however, that there is a substantial risk that the Operating Partnership will be treated as a publicly traded partnership for purposes of the passive loss limitation rules. In this event, any losses or deductions of the Operating Partnership allocable to a Desert Springs Limited Partner after the Merger could not be used to offset passive income from other passive activities. Similarly, losses from other passive activities (including losses attributable to Desert Springs for periods prior to the Merger) could not be applied to offset income of the Operating Partnership allocated to a Desert Springs Limited Partner. A Desert Springs Limited Partner, however, would be able to offset any passive losses from his investment in Desert Springs (or other investments) against any gain recognized by the Desert Springs Limited Partner as a result of the Merger. The Operating Partnership and the Desert Springs General Partner estimate that, as of December 31, 1998, a Desert Springs Limited Partner who purchased his Desert Springs Partnership Units at the time of the original offering, has held those Partnership Units continuously since that time, and whose Partnership Units have been his only investment in a passive activity would have a passive activity loss carryforward of approximately $2,110, on a per Unit basis, if such Partnership Units were acquired for cash, and $9,179, on a per Unit basis, if such Partnership Units were acquired on the installment purchase plan.

  State and Local Taxes. Desert Springs Limited Partners holding OP Units will be subject to state and local taxation in a number of jurisdictions in which the Operating Partnership directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. In this regard, immediately following the Mergers and the REIT Conversion, the Operating Partnership expects that it will own properties in 28 states across the United States and the District of Columbia. Currently, Desert Springs owns property in only one state. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--State and Local Taxes" in the Consent Solicitation.

 Assumptions Used in Determining Tax Consequences of the Merger

  In preparing the discussion set forth above, the Operating Partnership and the General Partner made several key assumptions, which are described below. If any such assumption is not accurate with respect to a particular Desert Springs Limited Partner, the tax consequences of the Merger to such Desert Springs Limited Partner could be substantially different from those reflected above. ACCORDINGLY, EACH DESERT SPRINGS LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH DESERT SPRINGS LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

  First, with respect to a Desert Springs Limited Partner's basis in his Desert Springs Partnership Units prior to the Merger, the Operating Partnership and the Desert Springs General Partner assumed that a Desert Springs Limited Partner acquired his Desert Springs Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since the offering (the "Original Limited Partner's Adjusted Basis"). In general, each Desert Springs Limited Partner had an initial tax basis in his Desert Springs Partnership Units ("Initial Basis") equal to his cash investment in Desert Springs (plus his proportionate share of Desert Spring's nonrecourse liabilities at the time he acquired his Desert Springs Partnership Units). A Desert Springs Limited Partner's Initial Basis generally has been increased by (a) such Limited Partner's share of Desert Springs taxable income and (b) any increases in his or her share of liabilities of Desert Springs. Generally, such Limited Partner's Initial Basis has been decreased (but not below zero) by (i) his share of Desert Springs cash distributions, (ii) any decreases in his share of liabilities of Desert Springs, (iii) his share of losses of Desert Springs and (iv) his share of nondeductible expenditures of Desert Springs that are not chargeable to capital.

                            Desert Springs Supp-37

  The General Partner has set forth on Appendix E to the Consent Solicitation for Desert Springs (i) the Original Limited Partner's Adjusted Basis as of December 31, 1997 for each such Desert Springs Limited Partner, and (ii) an estimate of such Desert Springs Limited Partner's Original Limited Partner's Adjusted Basis as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). The General Partner also has set forth on Appendix E to the Consent Solicitation for each Desert Springs Limited Partner whose adjusted basis in his Desert Springs Partnership Interest is the same as the Original Limited Partner's Adjusted Basis (i) the Desert Springs liabilities allocable to such Desert Springs Limited Partner as of December 31, 1997, and (ii) an estimate of the Desert Springs liabilities allocable to such Limited Partner as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). Each of these estimates is shown separately for those Desert Springs Limited Partners who acquired their Partnership Units at the time of the original offering pursuant to the installment purchase plan.

  The adjusted tax basis of a Desert Springs Limited Partner who did not acquire his Desert Springs Partnership Units in the original offering of such Partnership Units could vary materially from that of a Desert Springs Limited Partner who did so for various reasons. If a Desert Springs Limited Partner has an adjusted tax basis in his Desert Springs Partnership Units that is less than the Original Limited Partner's Adjusted Tax Basis, the Merger might result in the receipt by the Desert Springs Limited Partner of a deemed distribution of cash in excess of his adjusted tax basis in his Desert Springs Partnership Units, which could result in the recognition of income or gain.

  Second, the Operating Partnership and the General Partner assumed that the method expected to be used by the Operating Partnership to allocate liabilities among the partners will be respected for federal income tax purposes. The Operating Partnership will allocate liabilities associated with the Desert Springs Hotel as described in "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. If the method used by the Operating Partnership were not respected for federal income tax purposes and the nonrecourse liabilities actually allocable to a Desert Springs Limited Partner are less than the amount assumed by the Operating Partnership and the General Partner, the Merger might result in the receipt by such Desert Springs Limited Partner of a deemed distribution of cash that is greater than the deemed distribution of cash expected to be received by such Desert Springs Limited Partner as described above in "Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain." For a Desert Springs Limited Partner who did not acquire his Desert Springs Partnership Units in the original offering of such Partnership Units or who did not hold such Partnership Units at all times since, this deemed distribution of cash could exceed his adjusted tax basis in his Desert Springs Partnership Units, which could result in the recognition of income or gain.

  Finally, the Operating Partnership and the General Partner assumed that the Merger will be treated for federal income tax purposes as the transfer by the Desert Springs Limited Partners of their interests in Partnership to the Operating Partnership in exchange for OP Units. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either
(i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units, or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units (and possibly Notes and/or Common Shares) and the subsequent distribution of such OP Units (and possibly Notes and/or Common Shares) to its partners. If the Merger is recharacterized in the manner described in (ii) in the preceding sentence, the tax consequences of the Merger to the Desert Springs Limited Partners likely would be materially affected.

  EACH DESERT SPRINGS LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH DESERT SPRINGS LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER. THE TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER TO A PARTICULAR DESERT SPRINGS LIMITED PARTNER COULD VARY SUBSTANTIALLY FROM THE CONSEQUENCES DESCRIBED ABOVE.

                            Desert Springs Supp-38

 Tax Treatment of Desert Springs Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election

  A Desert Springs Limited Partner who exercises his right to make the Common Share Election or the Note Election and receives Common Shares or a Note in connection with the Merger will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur (i) with regard to a Desert Springs Limited Partner who makes the Common Share Election, at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), and (ii) with regard to a Desert Springs Limited Partner who makes the Note Election, on the Effective Date of the Merger (which currently is expected to be December 30, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Common Share Election will equal the sum of the fair market value of the Common Shares received (i.e., the Exchange Value, currently estimated as $40,880 per Desert Springs Partnership Unit) plus the portion of Desert Springs' liabilities allocable to the Desert Springs Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $123,059 per Desert Springs Partnership Unit as of December 31, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Note Election will equal the sum of the "issue price" of the Note (i.e., the face amount of the Note, currently estimated as $32,704 per Desert Springs Partnership Unit) plus the portion of Desert Springs liabilities allocable to the Desert Springs Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $123,059 per Desert Springs Partnership Unit as of December 31, 1998). To the extent the applicable amount realized exceeds the Desert Springs Limited Partner's adjusted basis in his Desert Springs Partnership Units, the Desert Springs Limited Partner will recognize gain. The Operating Partnership and the Desert Springs General Partner estimate (assuming the Desert Springs Limited Partner acquired his Desert Springs Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering) that the amount of gain that would be recognized by a Desert Springs Limited Partner who made the Common Share Election would be approximately $47,738 per Desert Springs Partnership Unit, as of December 31, 1998, if such Partnership Unit were acquired for cash, and $47,537 per Partnership Unit if such Partnership Unit were acquired pursuant to an installment purchase plan. The amount of gain that would be recognized by a Desert Springs Limited Partner who made the Note Election would be approximately $39,562 per Desert Springs Partnership Unit, as of December 31, 1998, if such Partnership Unit were acquired for cash, and $39,361 per Partnership Unit if such Partnership Unit were acquired pursuant to an installment purchase plan. For a discussion of the federal income tax rates applicable to the net capital gain from the sale of a capital asset, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Disposition of OP Units by Limited Partners" in the Consent Solicitation. In this regard, the General Partner estimates that, as of December 31, 1998, if Desert Springs sold its Hotel in a fully taxable transaction for a net amount, after payment of liabilities, equal to the Exchange Value of Desert Springs (with respect to a Limited Partner who makes the Common Share Election) or by reference to the Note Election Amount of Desert Springs (with respect to a Limited Partner who makes the Note Election), the "unrecognized Section 1250 gain" per Desert Springs Partnership Unit would be $19,008 if the Desert Springs Partnership Unit were acquired for cash, and $19,008 if such Partnership Unit were acquired pursuant to the installment purchase plan. The gain subject to tax as ordinary income under Code Section 1245 per Desert Springs Partnership Unit would be $1,252 if the Desert Springs Partnership Unit were acquired for cash, and $1,252 if such Partnership Unit were acquired pursuant to the installment purchase plan. A Desert Springs Limited Partner who makes the Common Share Election or the Note Election would be able to treat any per Partnership Unit passive activity loss carryforwards with respect to the activities of Desert Springs, to the extent the sum of such losses exceeds his passive activity income for 1998, as losses that are not from a passive activity and, therefore, not subject to the passive activity loss limitation rules. For purposes of determining the gain recognized by the Limited Partner as a result of making the Common Share Election or the Note Election, an Original Limited Partner's Adjusted Basis reflects such Limited Partner's share of the syndication costs incurred by his Partnership at formation. An original Desert Springs Limited Partner's share of syndication costs was $10,015 per Desert Springs Partnership Unit.

  The following tables show the estimated amount of long term capital gain,
Section 1245 ordinary income, and "unrecognized Section 1250 gain" that a Desert Springs Limited Partner who exercises either the Common

                            Desert Springs Supp-39

Share Election or the Note Election would recognize, on a per Desert Springs Partnership Unit basis (assuming that the Desert Springs Limited Partner acquired his Desert Springs Partnership Units at the time of the original offering for cash or pursuant to an installment purchase plan, as applicable, and has held such Partnership Units at all times since the offering), the maximum statutory federal income tax rates that would apply to such categories of gain, and the hypothetical tax that would be owed if such income or gain simply were to be multiplied by the maximum statutory federal income tax rates that would apply to such categories of gain. This table does not take into account any state, local or foreign income taxes that would be payable in respect of such gain. In addition, because of the intricacies of the calculation of federal income taxes (including the indirect impact that various items can have on other items in a taxpayer's federal income tax return), the actual additional federal income tax owed by a Desert Springs Limited Partner who recognizes such gain is likely to be either higher or lower (perhaps by a material amount) than the amounts shown on the following table.

DESERT SPRINGS LIMITED PARTNER WHO PURCHASED HIS DESERT SPRINGS PARTNERSHIP UNITS FOR CASH:

                              COMMON SHARE ELECTION              NOTE ELECTION
                          ------------------------------ ------------------------------
                                   MAXIMUM                        MAXIMUM
                                   FEDERAL                        FEDERAL
                                  STATUTORY HYPOTHETICAL         STATUTORY HYPOTHETICAL
                           GAIN     RATE    FEDERAL TAX   GAIN     RATE    FEDERAL TAX
                          ------- --------- ------------ ------- --------- ------------
Long-Term Capital Gain..  $27,478   20.0%     $ 5,496    $19,302   20.0%      $3,860
"Unrecognized Section
 1250 Gain".............   19,008   25.0%       4,752     19,008   25.0%       4,752
Section 1245 Ordinary
 Income.................    1,252   39.6%         496      1,252   39.6%         496
                          -------             -------    -------              ------
Total...................  $47,738             $10,744    $39,562              $9,108
                          =======             =======    =======              ======

DESERT SPRINGS LIMITED PARTNER WHO PURCHASED HIS DESERT SPRINGS PARTNERSHIP UNITS PURSUANT TO AN INSTALLMENT PURCHASE PLAN:

                              COMMON SHARE ELECTION              NOTE ELECTION
                          ------------------------------ ------------------------------
                                   MAXIMUM                        MAXIMUM
                                   FEDERAL                        FEDERAL
                                  STATUTORY HYPOTHETICAL         STATUTORY HYPOTHETICAL
                           GAIN     RATE    FEDERAL TAX   GAIN     RATE    FEDERAL TAX
                          ------- --------- ------------ ------- --------- ------------
Long-Term Capital Gain..  $27,277   20.0%     $ 5,455    $19,101   20.0%      $3,820
"Unrecognized Section
 1250 Gain".............   19,008   25.0%       4,752     19,008   25.0%       4,752
Section 1245 Ordinary
 Income.................    1,252   39.6%         496      1,252   39.6%         496
                          -------             -------    -------              ------
Total...................  $47,537             $10,703    $39,361              $9,068
                          =======             =======    =======              ======

  A Desert Springs Limited Partner who elects to receive Common Shares will not be eligible to defer any gain under the "installment sale" rules, while a Desert Springs Limited Partner who elects to receive a Note may be eligible to defer at least a small portion of that gain under those rules. Those rules, however, will not permit the Desert Springs Limited Partner to defer all of the gain, and, to the extent that the face amount of the Note (and any other installment obligations received by the taxpayer during the year) outstanding at the end of the taxable year in which the Merger occurs exceeds $5,000,000, will require that the Desert Springs Limited Partner who defers gain pay to the IRS interest on the resulting tax that has been deferred. The Desert Springs Limited Partner will not be eligible to defer gain recognized upon the receipt of the Note to the extent that his share of Desert Springs liabilities at the time of the Merger exceeds his adjusted tax basis in his Desert Springs Partnership Units immediately prior to the Merger (that is, to the extent that he has a "negative capital account" for tax purposes). In addition, the Desert Springs Limited Partner will not be eligible to defer gain to the extent that such gain would be taxed as ordinary income under Sections 1245 and 1250 of the Code. Lastly, if a Desert Springs Limited Partner disposes of its Note, any gain that had been deferred would be recognized in the year of disposition.

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR DESERT SPRINGS LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER, AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NOTES. THEREFORE, IT

                            Desert Springs Supp-40

IS ESSENTIAL THAT DESERT SPRINGS LIMITED PARTNERS CONSIDERING ELECTING TO RECEIVE COMMON SHARES OR NOTES CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH DESERT SPRINGS LIMITED PARTNERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

 Tax Consequences if Desert Springs Does Not Participate in the Merger

  If Desert Springs does not participate in the Merger, the Desert Springs Limited Partners would not have any tax consequences resulting from the Merger. The consequences of continued ownership of Desert Springs Partnership Units will be the same as would have resulted if the Merger had not been proposed.

                                     * * *

  The above description is not exhaustive of all possible tax considerations associated with the Merger and the REIT Conversion. This summary does not discuss foreign tax considerations, nor does it discuss all of the aspects of federal income taxation or state and local taxation that may be relevant to Desert Springs Limited Partners in light of their particular circumstances. EACH DESERT SPRINGS LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH DESERT SPRINGS LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

                            Desert Springs Supp-41

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with the financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                         FISCAL YEAR
                          --------------------  ----------------------------------------------------------
                            1998       1997        1997        1996        1995        1994        1993
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
                              (UNAUDITED)       (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT)(3)
Revenues(1).............  $  65,051  $  12,488  $   33,976  $   24,681  $   22,688  $   21,407  $   21,289
Operating profit........     18,545      7,756      16,381      14,510      13,293       9,873       9,990
Income (loss) before
 extraordinary item(2)..     10,196      1,199       2,161         109       1,585      (2,264)     (3,099)
Net income (loss).......     10,196      1,199      29,699         109       1,585      (2,264)     (3,099)
Distributions:
  General partner.......         23        --          227          15          51          40          50
  Limited partners......      2,248        --       22,500       1,532       5,020       3,964       4,948
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
  Total.................      2,271        --       22,727       1,547       5,071       4,004       4,998
Per Partnership Unit:(3)
  Net income (loss).....     11,216      1,319      32,669         120       1,743      (2,490)     (3,409)
  Distributions.........      2,500        --       25,000       1,702       5,577       4,404       5,498
Cash provided by
 operating activities...     14,881     14,862      12,441       7,017       6,724       5,859       5,541
Cash used in investing
 activities.............     (3,948)    (1,787)     (3,862)     (3,096)     (2,050)     (4,437)     (3,760)
Cash used in financing
 activities.............     (1,842)   (11,921)     (9,781)     (8,379)     (1,399)       (740)     (2,855)
Increase (decrease) in
 cash and cash
 equivalents............      9,091      1,154      (1,202)     (4,458)      3,275         682      (1,074)
Ratio of earnings to
 fixed charges(4)
 (unaudited)............       2.16x      1.18x      1.14x       1.01x       1.12x         --          --
Deficiency of earnings
 to fixed charges(4)
 (unaudited)............        --         --          --          --          --        2,264       3,099
Total assets at book
 value..................    181,624    175,567     172,156     164,882     173,742     172,238     175,451
Cash and cash
 equivalents............     13,644      6,909       4,553       5,755      10,213       6,938       6,256
Total debt(5)...........    181,644    187,136     182,727     185,913     190,087     186,415     183,196
Total liabilities.......    188,364    196,005     186,821     186,519     193,941     188,951     185,941
Partner's capital
 (deficit):
  Limited partners......     (6,798)   (20,359)    (14,644)    (21,546)    (20,122)    (16,671)    (10,511)
  General partner.......         58        (79)        (21)        (91)        (77)        (42)         21
Book Value per
 Partnership Unit
 (unaudited)(3).........     (7,553)   (22,621)    (16,271)    (23,940)    (22,358)    (18,523)    (11,679)
Exchange Value per
 Partnership Unit
 (unaudited)(3).........     40,880        --          --          --          --          --          --

--------
(1) On November 25, 1997, the Partnership converted its Operating Lease with Marriott Hotel Services, Inc. to a management agreement.
(2) In 1997, Desert Springs Marriott Limited Partnership recognized an extraordinary gain of $27,538,000 on the forgiveness of additional rental paid by hotel lessee at the conversion of the Operating Lease to a management agreement.
(3) A Partnership Unit represents a $100,000 original investment in Desert Springs.
(4) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings of fixed charges is largely the result of depreciation and amortization of $8,932,000 and $8,502,000 as of December 31, 1994 and 1993, respectively.
(5) Total debt includes amounts due Host Marriott under the Junior Loan of $59,727,000 as of June 19, 1998 and December 31, 1997.

                            Desert Springs Supp-42

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The following discussion and analysis addresses the results of operations of the Partnership for the First Two Quarters 1998 and the fiscal years ended December 31, 1997, 1996 and 1995.

  Growth in the Partnership's total Hotel room sales, and thus rental income and hotel revenue, is primarily a function of average occupancy and average room rates, as well as control of hotel operating costs. In addition, due to the amount of meeting/convention business at the Hotel, food and beverage and golf and spa operations have a direct effect on the Partnership's rental income and hotel revenue. REVPAR, or revenue per available room, represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. REVPAR does not include food and beverage or other ancillary revenues generated by the Hotel. REVPAR for the years ended December 31, 1997, 1996 and 1995 was $124, $113 and $104, respectively. Food and beverage sales increased to $40.4 million in 1997 from $38.4 million in 1996 from $33.5 million in 1995 due to increased group sales.

  Hotel revenue for the period of November 25 through December 31, 1997 and net rental income from the Hotel rental and the airline equipment lease with Trans World Airline, Inc. (the "Equipment") are applied to debt service, property taxes, partnership administrative costs, Partnership funded capital expenditures and cash distributions to the partners.

RESULTS OF OPERATIONS

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Hotel revenues. As discussed in Note 3 to the Condensed Consolidated Financial Statements, the Partnership converted its operating lease to a management aggreement in conncetion with its debt refinancing. Revenues reflect hotel sales in 1998. Revenues reported for the first two quarters 1998 are not comparable to the Hotel Rentals reported for the first two quarters 1997. Prior to the Conversion, the Partnership recognized estimated annual hotel rental income on a straight-line basis throughout the year. The profits from the Hotel are seasonal and first and second quarter results are generally higher than the last two quarters of the year. Lease payments in excess of the income recognized by the Partnership were deferred and, to the extent not subject to possible future repayment to the Hotel lessee, were recognized as income during the remainder of the year. Pursuant to the terms of the Operating Lease, Annual Rental, as defined, was equal to the greater of Basic Rental (80% of Operating Profit, as defined) and Owner's Priority, as defined. Additionally, the Hotel tenant was required to pay taxes, make contributions equal to a percentage of Hotel sales to a property improvement fund (4.5% in 1997 and 5.5% thereafter) and pay rental on the second golf course.

  Subsequent to the Conversion, the Partnership records revenues which represent gross sales generated by the Partnership's hotel. Hotel property-level costs and expenses reflect all property-level costs and expenses. To enhance comparability, revenues for the first two quarters of 1997 are discussed on a "pro forma" basis which assumes the conversion occurred at the beginning of this period.

  For the first two quarters 1998, compared to the pro forma results, revenues increased $5.7 million or 9.6% from $59.4 million in the first two quarters 1997 to $65.1 million in the first two quarters 1998 primarily due to increases in room revenues. For the year, REVPAR increased 10% over the same period of the prior year to approximately $171 due primarily to a 9% increase in the average room rate to approximately $214 coupled with a 1.1 percentage point increase in average occupancy to approximately 80%. Room sales and profit increased 10% and 9% respectively, due to strong demand in the leisure transient segment and improvements in the Hotel's rooms amenity package and guest services. With the increase in transient demand, the hotel increased its group average room rate by approximately 12% on a year-to-date basis compared to prior year.

  Operating Costs and Expenses. Operating costs and expenses for the first two quarters of 1997 are discussed on a "pro forma" basis which assumes the Conversion occurred at the beginning of this period.

                            Desert Springs Supp-43

Compared to pro-forma results, operating costs and expenses increased $3.7 million from $42.8 million for the first two quarters 1997 to $46.5 million for the first two quarters 1998. The increase is primarily due to increases in hotel property-level costs and expenses. Prior to the Conversion, hotel property-level costs and expenses and incentive management fee expense were not components of operating expense. Rather, hotel property-level costs and expenses was a deduction to arrive at hotel rental and accrued incentive management fee expense was deducted from the additional lease payments in excess of rental income that were deferred by the Partnership. Additionally, base management fees, though a component in the calculation of Operating Profit prior to the Conversion, were not a component of the Partnership's operating costs.

  Compared to pro forma results, on a second quarter year-to-date basis, incentive management fees increased $179,000, or 10.8% from $1.7 million in 1997 to $1.8 million in 1998 due to the increase in hotel operations discussed above.

  Compared to pro forma results, on a second quarter year-to-date basis, base management fees increased $171,000, or 9.6% from $1.8 million in 1997 to almost $2.0 million in 1998 due to the increase in hotel operations discussed above.

  Depreciation. For the first two quarters 1998, depreciation decreased $254,000, or 7%, when compared to the same quarters in 1997 as the Partnership's original 10-year equipment became fully depreciated during 1997.

  Interest Expense. On November 25, 1997 the Partnership refinanced its $160 million mortgage debt with $182.7 million of debt. The increase in debt along with an increase in the weighted average interest rate from 8.3% in the first two quarters 1997 to 9.8% in the first two quarters 1998 resulted in an increase in interest expense of approximately $2.0 million, or 30%, from $6.8 million to $8.8 million. For the first two quarters 1998, the weighted average interest rate increased from 8.3% in 1997 to 9.8% in 1998.

  Interest Income and Other. Interest income and other includes $132,000 for the first two quarters which represents payments made to the Partnership by Marriott Vacation Club International ("MVCI") for the rental of a gallery and marketing desk in the Hotel's lobby. For the first two quarters 1997, $140,000 was recognized and included in the $12.5 million of Hotel rental income.

  Net Income. Net income increased $9.0 million for the first two quarters 1998 to $10.2 million for the first two quarters 1997 as a result of the changes discussed above, primarily the Conversion, and improved hotel operating results.

 1997 Compared to 1996

  Hotel Rental Income. On November 25, 1997, in connection with the refinancing, the General Partner and the Tenant/Manager converted the Operating Lease to a management agreement (the "Management Agreement"). As a result of this conversion, full year 1997 hotel rental income is not comparable to full year 1996 hotel rental income. Hotel rental income for the period January 1 through November 25, 1997 was $24 million. For the year, total Hotel sales increased 6% due primarily to a 7.6% increase in rooms revenue. REVPAR improved 10% to $124 due to a 7% increase in average room rate to approximately $170 and a 2.0 percentage point increase in average daily occupancy to approximately 73%.

  Hotel Revenues. Effective November 25, 1997, the Partnership records hotel operations as revenues. As a result of the conversion from an Operating Lease to a Management Agreement, Partnership hotel revenues were $9.4 million. This consists of the Hotel's operating results for the period of November 25 through December 31, 1997.

  Airline Equipment Rental Income. Airline equipment rental income was $1.2 million in 1996. The airline equipment lease was terminated in April 1996. On April 24, 1996, Trans World Airlines, Inc. ("TWA"), the lessee, terminated the lease and purchased the equipment, as permitted under the lease agreement.


                            Desert Springs Supp-44

  Depreciation. Depreciation and amortization decreased by $550,000 due to the retirement of $7 million of equipment in 1997.

  Property Taxes. Property taxes were unchanged at $2.0 million for both 1997 and 1996.

  Partnership Administration and Other. Partnership administration and other decreased from $474,000 in 1996 to $445,000 in 1997 due to a slight decrease in administrative costs related to the refinancing.

  Base Management Fee. As a result of the conversion to a management agreement, the Partnership recorded base management fees from November 26 through December 31, 1997. Base management fees are calculated as 3% of sales or $281,000 for 1997.

  Insurance and Other. As a result of the conversion to a management agreement, insurance and other expense was $256,000. This expense includes a loss of $163,000 on the retirement of fixed assets, $65,000 of insurance expense and $28,000 in equipment rental and permits and licenses.

  Incentive Management Fee. As a result of the conversion to a management agreement, the Partnership's incentive management fee expense from November 26 through December 31, 1997 was $123,000. As further explained in Note 7 to the financial statements, Marriott International is entitled to a total of $2 million in fees for 1997, $123,000 of which is incentive management fee expense.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $1.9 million or 13% to $16.4 million for 1997 when compared to 1996.

  Interest Expense. Interest expense decreased 5% from $15.5 million in 1996 to $14.8 million in 1997 due to a decrease in the Partnership's weighted average interest rate from 9.0% to 8.4%. The Partnership's $160 million Bridge Loan accrued interest at LIBOR plus 2.75 percentage points from January 1 through November 25, 1997, the closing date of the Bridge Loan refinancing. The weighted average interest rate for the Bridge Loan (see "--Debt financing") for this period was 8.4% compared to 9.0% in 1996. The refinancing of the Bridge Loan consists of three tiers of debt: a senior loan which bears interest at a fixed rate of 7.8%; a mezzanine loan, which bears interest at a fixed rate of 10.365%; and a Host Marriott junior loan which bears interest at a fixed rate of 13%.

  Interest Income and Other. Interest income and other decreased 45% from $1.1 million in 1996 to $607,000 in 1997. The decrease is primarily due to the Partnership utilizing $8.2 million of cash and cash equivalents to reduce the balance of its outstanding mortgage debt combined with paying $2.7 million in refinancing costs which decreased the cash balance on which interest income is earned.

  Extraordinary Items. The Partnership recognized an extraordinary gain in 1997 of $27.5 million representing the forgiveness of additional rental by the Tenant/Manager.

 1996 Compared to 1995

  Hotel Rental Income. Hotel rental income for 1996 increased 18% from $19.9 million in 1995 to $23.4 million in 1996. For the year, total Hotel revenues increased 15% due to increases in all areas of the Hotel including rooms, food and beverage, golf and spa and other ancillary revenues. REVPAR improved 9% to $113 due to a 5% increase in average room rate to approximately $158 and a 2.5 percentage point increase in average daily occupancy to approximately 71%. Food and beverage revenues increased 15% from $33.5 million in 1995 to $38.4 million in 1996.

  Airline Equipment Rental Income. Airline equipment rental income decreased 56% from $2.8 million in 1995 to $1.2 million in 1996 due to the termination of the airline equipment lease in April 1996. On April 24, 1996, TWA, the lessee, terminated the lease and purchased the equipment, as permitted under the lease agreement.

                            Desert Springs Supp-45

  Depreciation. Depreciation and amortization decreased by $91,000 due to the write-off in 1995 of the airline equipment partially offset by an increase in building and equipment depreciation due to the $9.1 million rooms renovation.

  Property Taxes. Property tax expense increased 61% to $2.0 million in 1996 from $1.2 million in 1995 primarily due to a nonrecurring $600,000 refund received in 1995 related to property taxes paid in prior years.

  Partnership administration and other. Partnership administration and other increased 34% primarily due to an increase in administrative costs due to the refinancing of the mortgage debt.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $1.2 million or 9.2%, to $14.5 million for 1996 when compared to 1995.

  Interest Expense. Interest expense increased 16% from $13.4 million in 1995 to $15.5 million in 1996 due to an increase in the weighted average interest rate. The mortgage debt matured on July 27, 1996 and went into default on the maturity date. Pursuant to the loan documents, the mortgage debt accrued interest at the default rate of 10.75% until the refinancing on December 23, 1996. The weighted average interest rate on the first mortgage debt was 9.0% in 1996 and 7.8% in 1995.

  Interest Income and Other. Interest income and other decreased 34% from $1.6 million in 1995 to $1.1 million in 1996. The decrease is primarily due to $692,000 of income recognized in 1995 on the funding of the pool expansion by Marriott Vacation Club International ("MVCI") offset by a $108,000 increase in interest income earned in 1996 on the Partnership's cash held for refinancing.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have historically been funded primarily through loan agreements with independent financial institutions. The General Partner believes that the Partnership will have sufficient capital resources and liquidity to continue to conduct its operations in the ordinary course of business.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is from Hotel operations. Its principal uses of cash are to make debt service payments, fund the Hotel's property improvement fund and establish reserves required by the lender.

  Cash provided by operating activities for the first two quarters 1998 and 1997 was $14.9 million. Cash provided by operating activities increased $19,000 primarily due to the Conversion, as discussed in Note 3, combined with improved hotel operations. Prior to the Conversion, the Partnership recognized estimated annual hotel rental income on a straight-line basis throughout the year. This change combined with an overall improvement in hotel operations, an increase in accounts payable of $2.8 million due to increased accrued interest liability, offset by the payment of $2.0 million of accrued incentive management fees to MHS in second quarter 1998 resulted in the increase in cash from operations. Additionally, through June 19, 1998, an additional $1.5 million was transferred into the tax and insurance reserve account and $984,000 was disbursed to pay accrued real estate taxes. The tax and insurance reserve is included in restricted cash reserves and the resulting tax and insurance liability is included in accounts payable and accrued expenses in the accompanying balance sheet.

  Cash used in investing activities for the first two quarters 1998 and 1997 was $3.9 million and $1.8 million, respectively. The Partnership's cash used in investing activities consists primarily of contributions to the property improvement fund and capital expenditures for improvements at the hotel. Contributions to the property improvement fund for the first two quarters 1998 were $3.6 million and $2.7 million for the first two quarters 1997. Contributions in 1998 increased due to a $5.7 million increase in gross hotel sales and an increase in the contribution rate from 4.5% in 1997 to 5.5% in 1998. Capital expenditures from the property improvement fund were $2.3 million and $1.3 million for the first two quarters 1998 and 1997, respectively.

                            Desert Springs Supp-46

  Cash used in financing activities for the first two quarters 1998 and 1997 was $1.8 million and $11.9 million, respectively. The Partnership's cash used in financing activities consists primarily of payments of the mortgage debt, contributions to the restricted cash reserves and cash distributions. Contributions for the first two quarters 1998 to the restricted cash reserves consist of $500,000 for the replacement of the Hotel's air conditioning system and interest income earned for the first two quarters 1998 of $153,000. Disbursements from the reserves include $270,000 for the air conditioning work and $2.0 million for accrued incentive management fees payable to MHS. Contributions for the first two quarters 1998 to the restricted cash reserves in 1997 consisted of $10.9 million of excess cash from Hotel operations held for future debt service. During the second quarter of 1998, the Partnership distributed $2.3 million to the partners ($2,500 per limited partner unit) from 1997 operations. Additionally, for the first two quarters 1998 and 1997, the Partnership made $900,000 of loan repayments from the property improvement fund on the rooms refurbishment loan from Marriott International, Inc.

  The Partnership's principal source of cash was from the Hotel Operating Lease up until November 25, 1997, at which time the Operating Lease was converted to the Management Agreement. Prior to the Equipment Lease termination, the Partnership's principal sources of cash included rents received under the Equipment Lease and proceeds from Equipment sales. Its principal uses of cash are to fund the property improvement fund, pay debt service and cash distributions to the partners. Additionally, during 1996 and 1997, the Partnership utilized cash to pay financing costs incurred in connection with the refinancing of the mortgage debt.

  The Hotel Operating Lease provided for the payment of the greater of Basic Rental or Owner's Priority. Basic Rental equaled 80% of Operating Profit, as defined in the Hotel Operating Lease. Owner's Priority equaled the greater of
(i) $20 million plus debt service on certain additional debt to expand the Hotel or (ii) Debt Service, as defined.

  Pursuant to an agreement reached with Marriott International, for fiscal year 1997, the $20 million Owner's Priority was increased to $20.5 million. Marriott International was entitled only to the next $2 million of Operating Profit. Any additional Operating Profit in excess of $22.5 million was remitted entirely to the Partnership. For 1997, Operating Profit was $23.7 million, Marriott International earned $2.0 million and the remaining $1.2 million was remitted to the Partnership. In connection with the long-term financing, Marriott International agreed to waive any and all claims to Additional Rental (as defined in the Operating Lease) that accrued prior to the consummation of the loan ($27.5 million).

  On November 25, 1997, in connection with the refinancing, the General Partner also negotiated with the Tenant/Manager to convert the Operating Lease to a management agreement (the "Management Agreement"). The Tenant/Manager would become manager of the Hotel (the "Manager"). The initial term of the Management Agreement continues through 2022 with four successive renewal options of ten years each.

  Beginning with fiscal year 1998 forward, the Management Agreement provides that no incentive fee will be paid to the Manager with respect to the first $21.5 million of Operating Profit (the "Owner's Priority"). Thereafter the Manager will receive the next $1.8 million of Operating Profit as an incentive management fee and any Operating Profit in excess of the $23.3 million will be divided 75% to the Partnership and 25% to the Manager. Any such payments will be made annually after completion of the audit of the Partnership's books.

  Total cash provided by operations of the Hotel was $12.4 million, $7.0 million and $6.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. Proceeds from the sale of airline equipment were $2.5 million for the year ended December 31, 1996, and $4.0 million for the year ended December 31, 1995 due to the sale of the equipment in 1996. Cash contributed to the property improvement fund of the Hotel was $4.6 million, $4.4 million and $3.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. Cash distributed to the partners was $22.7 million, $1.5 million and $5.1 million during the years ended December 31, 1997, 1996 and 1995, respectively. Financing costs related to refinancing the mortgage debt were $1.2 million in 1997 and $2.7 million in 1996. There were no refinancing costs in 1995.


                            Desert Springs Supp-47

  The General Partner expects that contributions to the property improvement fund will be a sufficient reserve for the future capital repair and replacement needs of the Hotel's property and equipment.

  Pursuant to the terms of the Hotel Operating Lease and Management Agreement, the Partnership is obligated to fund major improvements for the Hotel's mechanical and heating systems. During 1998, the Partnership expects to fund approximately $2.0 million for improvements to the Hotel's HVAC system (heating, ventilating and air conditioning). Also, during 1998, the Partnership expects to fund approximately $350,000 on roof repair projects. The Partnership has established a reserve to pay for these improvements which is expected to be sufficient. This reserve is being held by the mortgage loan lender. There are currently no additional Partnership funded capital expenditure items expected for 1998.

DEBT FINANCING

  On December 23, 1996, pursuant to an agreement with the Partnership, GMAC Commercial Mortgage Corporation ("GMAC") purchased the existing mortgage debt of the Partnership and amended and restated certain terms thereof (as amended and restated, the "Bridge Loan"). The Bridge Loan consisted of a $160 million nonrecourse mortgage loan. The Partnership utilized $8.2 million from its refinancing reserve to reduce the outstanding principal balance of the existing mortgage debt to the $160 million outstanding under the Bridge Loan. In addition, the Partnership utilized $2.6 million from the refinancing reserve to pay costs associated with the financing including lender's fees, property appraisals, environmental studies and legal fees. Approximately half of the $2.6 million was for fees related to the long-term financing. The Bridge Loan was originated by Goldman Sachs Mortgage Company ("GSMC"), matured on October 31, 1997 and bore interest at the London Interbank Offered Rate ("LIBOR") plus 2.75 percentage points and required that all excess cash from Hotel operations, if any, be held in a debt service reserve for future debt service or to reduce the outstanding principal balance of the Bridge Loan upon maturity. For the year ended December 31, 1996, the weighted-average interest rate on the Partnership's mortgage debt was 9.0%. For the period of January 1 through November 25, 1997 the weighted average interest rate was 8.4%.

  The Bridge Loan was secured by the Partnership's fee interest in the Hotel, a security interest in certain personal property associated with the Hotel including furniture and equipment, contracts and other general intangibles and a security interest in the Partnership's rights under the Hotel operating lease, the Hotel purchase agreement and other related agreements.

  Pursuant to the terms of the debt refinancing, there are no continuing requirements for a debt service guarantee. Host and the General Partner were released from their obligations to the Partnership under their original debt service guarantee with the refinancing of the Partnership's mortgage debt.

  In conjunction with the refinancing of the mortgage debt, the General Partner reaffirmed a foreclosure guarantee to the lender in the amount of $50 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure of the Hotel and only to the extent that the gross proceeds from a foreclosure sale were less than $50 million. The foreclosure guarantee was not reaffirmed with the refinancing of the Bridge Loan.

  On September 26, 1997, the General Partner received unrevoked consents approving a new loan structure and certain amendments to the Partnership Agreement which were necessary to refinancing negotiations of the Bridge Loan. An extension agreement was signed with the current lender on October 30, 1997, extending the maturity date and loan terms of the Bridge Loan from October 31, 1997 until December 31, 1997, without penalty.

  On November 25, 1997, the Partnership secured long-term refinancing for its $160 million Bridge Loan. The new financing consists of three tranches: 1) a $103 million senior loan, 2) a $20 million loan and 3) a $59.7 million junior loan. The $103 million senior loan (the "Senior Loan") is from GMAC Commercial Mortgage Company ("GMAC") to a newly formed bankruptcy remote subsidiary of the Partnership, DS Hotel LLC, which

                            Desert Springs Supp-48
owns the Hotel and related assets. The Senior Loan matures in December, 2022 and is secured by a first mortgage lien on the Hotel. The loan bears interest at a fixed rate of 7.8% and requires monthly payments of interest and principal with amortization over its twenty-five year term. On June 11, 2010 the interest rate increases to 200 basis points over the then current yield on 12 year U.S. treasuries and also additional principal payments will be required as defined in the loan agreement.

  The second tranche of debt consists of a $20 million loan (the "Mezzanine Loan") from Goldman Sachs Mortgage Company ("GSMC") to a newly formed bankruptcy remote subsidiary of the Partnership, Marriott DSM LLC, which secures the loan. Marriott DSM LLC owns a 100% interest in DS Hotel LLC. The Mezzanine Loan consists of a fully amortizing $20 million loan maturing in December, 2010. The loan bears interest at a fixed rate of 10.365% and requires monthly payments of interest and principal with amortization over a twelve and one-half year term.

  The third tranche of debt consists of a junior loan, (the "HM Junior Loan") to the Partnership from MDSM Finance LLC ("MDSM"), a wholly owned subsidiary of the General Partner. The HM Junior Loan has a term of thirty years and requires no principal amortization for the first twelve and one-half years with a seventeen and one-half year amortization schedule thereafter. Security for the HM Junior Loan is the Partnership's 100% interest in Marriott DSM LLC. If remaining cash flow is insufficient to pay interest on the HM Junior Loan, interest is deferred and will accrue and compound and be payable from future cash flow. The HM Junior Loan also entitles MDSM to receive 30% of any excess cash flow, as defined, available annually, plus 30% of any net capital/residual proceeds after full repayment of the Senior Loan, the Mezzanine Loan and the HM Junior Loan.

  In conjunction with the refinancing of the mortgage debt, the Partnership was required to establish cash reserves which are held by an agent of the lender including:

  .  $6.2 million debt service reserve

  .  $1.5 million reserve for capital expenditures

  .  $2.0 million reserve for payment of fees to the Tenant/Manager

  The reserves were established from the Partnership's restricted cash related to the Bridge Loan in addition to Partnership operating cash.

  In addition, the Partnership is required to establish with the lender a separate escrow account for payments of insurance premiums and real estate taxes for the Hotel if the credit rating of Marriott International is downgraded by Standard and Poor's Rating Services. The Manager is a wholly-owned subsidiary of Marriott International. In March 1997, Marriott International acquired the Renaissance Hotel Group N.V., adding greater geographic diversity and growth potential to its lodging portfolio. The assumption of additional debt associated with this transaction resulted in a single downgrade of Marriott International's long-term senior unsecured debt effective April, 1997. Therefore, the Partnership was required to establish a reserve account for insurance and real estate tax. As of December 31, 1997, $581,000 remains available to pay insurance and real estate taxes. The escrow reserve is included in restricted cash and the resulting tax and insurance liability is included in accounts payable and accrued liabilities in the accompanying balance sheet.

  The Partnership utilized $1.2 million from the refinancing reserve to pay costs associated with the financing including lender or subsidiary fees, property appraisals, environmental studies and legal fees.

 Debt to Marriott International

  On April 30, 1996, the Partnership entered into a short-term loan with Marriott International in the amount of $1,700,000 to fund a portion of the Hotel's rooms refurbishment project. The loan's stated maturity was June 13, 1997, bore interest at 8.5% and was to be repaid from the property improvement fund as contributions were made during the year. At December 31, 1996, the loan balance was $900,000. The loan was fully repaid on March 28, 1997.

                            Desert Springs Supp-49

 Property Improvement Fund

  The Partnership is required to maintain the Hotel in good repair and condition. The Hotel Operating Lease agreement and Management Agreement require the Tenant/Manager to make annual contributions to the property improvement fund for the Hotel on behalf of the Partnership. Contributions to the fund are equal to 4.5% of Hotel gross revenues through 1997 increasing to 5.5% thereafter. Total contributions to the fund were $3.8 million in 1995, $4.4 million in 1996 and $4.6 million in 1997. The balance of the Hotel's property improvement fund was $1.6 million as of December 31, 1997.

  During the summer of 1996, a $9.1 million rooms refurbishment was completed at the Hotel. The property improvement fund was not sufficient to fund the refurbishment. The Partnership arranged a short-term loan from Marriott International of up to $1.7 million at a fixed rate of 8.5% to finance the anticipated shortfall. The loan was repaid from the property improvement fund prior to its maturity on June 13, 1997. The General Partner believes that funds available from the property improvement fund will be adequate for anticipated renewal and replacement expenditures.

  During 1995, the Hotel's main swimming pool was expanded. This $2.1 million expansion was funded partially with $692,000 in proceeds received from Marriott Vacation Club International ("MVCI") pursuant to an agreement between the Partnership and MVCI for the development of additional time share units on land adjacent to the Hotel. The Partnership funded the remaining $1.4 million from cash reserves.

 Equipment Lease

  The Partnership leased airline equipment to TWA under an operating lease which expired in April 1995. On April 20, 1995, the Partnership reached an agreement with TWA whereby TWA was obligated to pay quarterly payments of $780,000 plus interest in arrears at 17%. At the end of the lease in July 1996 (or earlier if a termination option was exercised), TWA had the option to purchase the equipment for one dollar ($1). The lease generated $5.4 million in cash flow during the 1995 fiscal year. As a result of the lease renewal terms, the Partnership recorded a receivable for the future lease payments due from TWA and deferred the gain on the transaction. The deferred gain was recognized as income as lease payments were received. Total rental income recognized in 1995 and 1996 on the lease was $2.8 million and $1.2 million, respectively. The original cost of the airline equipment was depreciated over the life of the operating lease. Depreciation expense on the airline equipment was $526,000 for the year ended December 31, 1995.

  On April 24, 1996, TWA exercised its early termination option under the airline equipment lease and paid the rent due on that date of $847,000 along with the termination value of $780,000 plus the $1 purchase option. Rental income of $1,248,000 was generated by the lease in 1996.

 Golf Course Lease

  The Second Golf Course is located near the Hotel on approximately 100 acres of land and is leased to the Partnership by a subsidiary of Marriott International. The Second Golf Course and related facilities were subleased by the Partnership to the Tenant/Manager pursuant to an operating lease with annual rental equal to $100,000. The term of the lease for the Second Golf Course expires on December 31, 2011, with five 10-year renewal periods at the option of the Partnership. Under the terms of the lease for the Second Golf Course, the Partnership pays annual rent equal to $100,000 and is responsible for all costs of operating and maintaining the Second Golf Course. Upon termination of the lease for the Second Golf Course, the Second Golf Course and all facilities and improvements thereon will become the property of Marriott's Desert Springs Development Corporation. All costs of operating and maintaining the course are deductions from gross revenues and all revenues from operation of the course are items of gross revenues of the Hotel. In conjunction with the refinancing of the mortgage debt, the golf course is no longer subleased to the Operating Tenant. The Manager manages the golf course for the Partnership pursuant to the terms of the Golf Course Lease.


                            Desert Springs Supp-50

 Homeowners Agreement

  A subsidiary of Marriott International, MVCI has been developing a portion of land adjacent to the golf courses for time shares. The Partnership, Marriott International, Marriott's Desert Springs Development Corporation and MVCI entered into an Agreement (the "Homeowners Agreement") whereby it was agreed that each purchaser of a time share unit will receive certain golf course and other privileges (including preferred tee times at the golf courses equal to one tee time per week per time share unit) at the Hotel. Time share purchasers will not pay membership fees, but rather will pay regular green fees for use of the golf courses, and do not receive preferred tennis court times or free access to the health spa. Time share purchasers will have use of the latter facilities and other Hotel facilities, if they are available, on the same basis as regular Hotel guests and will pay the same fees as regular Hotel guests.

 Office Space Rental Agreement

  On January 27, 1995, the Partnership entered into an agreement with MVCI whereby MVCI occupies the space of eleven guest rooms and built a vacation gallery. The initial term of the agreement is April 1, 1995 to March 31, 1999, with initial annual rental of $150,000. The annual rental may be increased in the second, third and fourth year of the lease by the local area Consumer Price Index plus 1% subject to a maximum of 10%.

INFLATION

  For the three fiscal years ended December 31, 1997 and the First Two Quarters 1998, the rate of inflation has been relatively low and, accordingly, has not had a significant impact on the Partnership's gross income and net income. The Operating Tenant/Manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotel exceeded those of direct competitors as well as the general level of inflation.

SEASONALITY

  Demand, and thus occupancy and room rates, is affected by normally recurring seasonal patterns. Demand tends to be higher during the months of November through April than during the remainder of the year. This seasonality tends to affect the results of operations, increasing the revenue and rental income during these months. In addition, this seasonality may also increase the liquidity of the Partnership during these months.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Manager of its property to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                            Desert Springs Supp-51

                              FINANCIAL STATEMENTS

                             Desert Springs Supp-52

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP:

  We have audited the accompanying balance sheet of Desert Springs Marriott Limited Partnership and subsidiaries (a Delaware limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' (deficit) capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Desert Springs Marriott Limited Partnership and subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
February 18, 1998

                            Desert Springs Supp-53

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                               1997      1996
                             --------  --------
ASSETS
  Property and equipment,
   net...................... $151,401  $155,441
  Due from Marriott
   International, Inc.......    1,368         8
  Property improvement
   fund.....................    1,598     1,041
  Deferred financing, net of
   accumulated
   amortization.............    3,000     2,637
  Restricted cash...........   10,236       --
  Cash and cash
   equivalents..............    4,553     5,755
                             --------  --------
                             $172,156  $164,882
                             ========  ========
LIABILITIES AND PARTNERS'
 DEFICIT
 LIABILITIES
  Mortgage debt............. $103,000  $160,000
  Note payable..............   20,000       --
  Due to Host Marriott and
   affiliates...............   59,727       --
  Additional rental paid by
   hotel lessee.............      --     25,013
  Due to Marriott
   International, Inc.......    2,122     1,022
  Accounts payable and
   accrued expenses.........    1,972       484
                             --------  --------
    Total Liabilities.......  186,821   186,519
                             ========  ========
 PARTNERS' DEFICIT
  General Partner
   Capital contribution.....      909       909
   Capital distributions....     (829)     (602)
   Cumulative net losses....     (101)     (398)
                             --------  --------
                                  (21)      (91)
                             --------  --------
  Limited Partners
   Capital contributions,
    net of offering costs of
    $10,576.................   77,444    77,444
   Investor notes
    receivable..............      (22)      (22)
   Capital distributions....  (82,084)  (59,584)
   Cumulative net losses....   (9,982)  (39,384)
                             --------  --------
                              (14,644)  (21,546)
                             --------  --------
    Total Partners'
     Deficit................  (14,665)  (21,637)
                             --------  --------
                             $172,156  $164,882
                             ========  ========

                       See Notes to financial statements.

                             Desert Springs Supp-54

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                      1997     1996     1995
                                                     -------  -------  -------
REVENUES
  Rentals
   Hotel............................................ $24,016  $23,433  $19,851
   Airline equipment (Note 6).......................     --     1,248    2,837
  Hotel revenues
   Rooms............................................   3,620      --       --
   Food and beverage................................   3,330      --       --
   Other............................................   2,403      --       --
                                                     -------  -------  -------
    Total hotel revenues............................   9,353      --       --
                                                     -------  -------  -------
                                                      33,369   24,681   22,688
                                                     -------  -------  -------
OPERATING COSTS AND EXPENSES
  Hotel property-level costs and expenses
    Rooms...........................................     801      --       --
    Food and beverage...............................   2,646      --       --
    Other departmental costs and deductions.........   3,296      --       --
                                                     -------  -------  -------
      Total property-level costs and expenses.......   6,743      --       --
                                                     -------  -------  -------
  Depreciation......................................   7,182    7,732    7,823
  Property taxes....................................   1,958    1,965    1,219
  Partnership administration and other..............     445      474      353
  Base management fee...............................     281      --       --
  Insurance and other...............................     256      --       --
  Incentive management fee..........................     123      --       --
                                                     -------  -------  -------
                                                      16,988   10,171    9,395
                                                     -------  -------  -------
OPERATING PROFIT....................................  16,381   14,510   13,293
  Interest expense.................................. (14,827) (15,501) (13,371)
  Interest income and other.........................     607    1,100    1,663
                                                     -------  -------  -------
NET INCOME BEFORE EXTRAORDINARY ITEM................   2,161      109    1,585
                                                     -------  -------  -------
EXTRAORDINARY ITEM
  Gain on forgiveness of additional rental..........  27,538      --       --
                                                     -------  -------  -------
NET INCOME.......................................... $29,699  $   109  $ 1,585
                                                     -------  -------  -------
ALLOCATION OF NET INCOME
  General Partner................................... $   297  $     1  $    16
  Limited Partners..................................  29,402      108    1,569
                                                     -------  -------  -------
                                                     $29,699  $   109  $ 1,585
                                                     -------  -------  -------
NET INCOME PER LIMITED PARTNER UNIT (900 Units)..... $32,669  $   120  $ 1,743
                                                     =======  =======  =======


                       See Notes to financial statements.

                             Desert Springs Supp-55

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     GENERAL LIMITED
                                                     PARTNER PARTNERS   TOTAL
                                                     ------- --------  --------
Balance, December 31, 1994..........................  $ (42) $(16,671) $(16,713)
  Net income........................................     16     1,569     1,585
  Capital distributions.............................    (51)   (5,020)   (5,071)
                                                      -----  --------  --------
Balance, December 31, 1995..........................    (77)  (20,122)  (20,199)
  Net income........................................      1       108       109
  Capital distributions.............................    (15)   (1,532)   (1,547)
                                                      -----  --------  --------
Balance, December 31, 1996..........................    (91)  (21,546)  (21,637)
  Net income........................................    297    29,402    29,699
  Capital distributions.............................   (227)  (22,500)  (22,727)
                                                      -----  --------  --------
Balance, December 31, 1997..........................  $ (21) $(14,644) $(14,665)
                                                      =====  ========  ========



                       See Notes to financial statements.

                             Desert Springs Supp-56

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    1997       1996      1995
                                                  ---------  ---------  -------
OPERATING ACTIVITIES
  Net income....................................  $  29,699  $     109  $ 1,585
  Extraordinary item............................    (27,538)       --       --
                                                  ---------  ---------  -------
  Income before extraordinary item..............      2,161        109    1,585
  Noncash items:
   Depreciation.................................      7,182      7,732    7,823
   Amortization of deferred financing costs as
    interest expense............................        807        104      135
   Loss (gain) on dispositions of property and
    equipment...................................        163     (1,248)  (1,972)
  Changes in operating accounts:
   Due to/from Marriott International, Inc. and
    affiliates..................................        640      2,287   (2,241)
   Due from airline equipment lessee............        --         --     1,357
   Accounts payable and accrued interest........      1,488     (1,967)      37
                                                  ---------  ---------  -------
    Cash provided by operations.................     12,441      7,017    6,724
                                                  ---------  ---------  -------
INVESTING ACTIVITIES
  Additions to property and equipment...........     (3,318)    (9,989)  (3,979)
  Change in property improvement fund, net......       (544)     4,384   (2,035)
  Proceeds from sales of airline equipment......        --       2,509    3,964
                                                  ---------  ---------  -------
    Cash used in investing activities...........     (3,862)    (3,096)  (2,050)
                                                  ---------  ---------  -------
FINANCING ACTIVITIES
  Proceeds from mortgage loan...................    182,727    160,000      --
  Repayment of mortgage debt....................   (160,000)  (168,239)     --
  Capital distributions to partners.............    (22,727)    (1,547)  (5,071)
  Change in restricted cash.....................    (10,236)       --       --
  Additional rental paid by hotel lessee........      2,525      3,165    3,672
  Payment of refinancing costs..................     (1,170)    (2,658)     --
  Repayment of note payable to Marriott
   International, Inc...........................       (900)      (800)     --
  Advances from Marriott International, Inc.....        --       1,700      --
                                                  ---------  ---------  -------
    Cash used in financing activities...........     (9,781)    (8,379)  (1,399)
                                                  ---------  ---------  -------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS....................................     (1,202)    (4,458)   3,275
CASH AND CASH EQUIVALENTS at beginning of year..      5,755     10,213    6,938
                                                  ---------  ---------  -------
CASH AND CASH EQUIVALENTS at end of year........  $   4,553  $   5,755  $10,213
                                                  =========  =========  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash paid for mortgage interest and other.....  $  12,959  $  17,372  $13,237
                                                  =========  =========  =======

                       See Notes to financial statements.

                             Desert Springs Supp-57

         DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Desert Springs Marriott Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed to acquire and own Marriott's Desert Springs Resort and Spa and the land on which the 884-room hotel and a golf course are located (the "Hotel") and airline equipment. The sole general partner of the Partnership, with a 1% interest, is Marriott Desert Springs Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). The Hotel was leased to Marriott Hotel Services, Inc. (the "Tenant"), a wholly-owned subsidiary of Marriott International, along with a second golf course leased by the Partnership from Marriott Desert Springs Development Corporation, also a wholly-owned subsidiary of Marriott International. The airline equipment was leased to TransWorld Airlines, Inc. ("TWA") pursuant to the terms of an operating lease through April 20, 1995. On April 20, 1995, the Partnership entered into a new sales-type lease agreement which was due to expire on June 24, 1996. On April 24, 1996, TWA exercised its early termination option under the airline equipment lease and paid the rent due on that date of $847,000 along with the termination value of $780,000 plus the $1 purchase option (see Note 6).

  The Partnership was formed on February 26, 1987, and operations commenced on April 24, 1987 (the "Unit Offering Closing Date"). Between March 20, 1987, and the Unit Offering Closing Date, 900 limited partnership interests (the "Units") were subscribed pursuant to a private placement offering. The offering price per Unit was $100,000; $25,000 payable at subscription with the balance due in three annual installments through June 15, 1990, or, as an alternative, $87,715 in cash at closing as full payment of the subscription price. Of the total 900 Units, 740.5 were purchased on the installment basis and 159.5 Units were paid in full. The General Partner contributed $909,100 in cash for its 1% general partnership interest.

  In connection with the mortgage debt refinancing in 1997 (see Note 5), the General Partner received unrevoked consents of limited partners approving certain amendments to the partnership agreement. The amendments, among other things, allowed the formation of certain subsidiaries of the Partnership including DS Hotel LLC and Marriott DSM LLC. The Partnership contributed the Hotel and its related assets to Marriott DSM LLC, which in turn contributed them to DS Hotel LLC, a bankruptcy remote subsidiary. Marriott DSM LLC, a bankruptcy remote subsidiary of the Partnership owns 100% interest in DS Hotel LLC. The Partnership owns 100% interest in Marriott DSM LLC. In addition, effective November 25, 1997, the Hotel is managed by the Tenant (the "Manager").

 Partnership Allocations and Distributions

  Under the partnership agreement, Partnership allocations, for Federal income tax purposes, and distributions are generally made as follows:

  a. Cash available for distribution will generally be distributed (i) first, 1% to the General Partner and 99% to the limited partners until the General Partner and the limited partners (collectively, the "Partners") have received cumulative distributions of sale or refinancing proceeds ("Capital Receipts") equal to $45,454,545; and (ii) thereafter, 10% to the General Partner and 90% to the limited partners.

  b. Refinancing proceeds and proceeds from the sale or other disposition of less than substantially all of the assets of the Partnership, not retained by the Partnership, will be distributed (i) first, 1% to the General Partner and 99% to the limited partners, until the Partners have received cumulative distributions of Capital Receipts equal to $90,909,100; and (ii) thereafter, 10% to the General Partner and 90% to the limited partners.


                            Desert Springs Supp-58

  Proceeds from the sale or other disposition of all or substantially all of the assets of the Partnership or from the sale or other disposition of all or substantially all of the Hotel will be distributed to the Partners pro rata in accordance with their capital account balances as defined in the partnership agreement.

  c. Net profits will be allocated as follows: (i) first, through and including the year ended December 31, 1990, 99% to the General Partner and 1% to the limited partners; (ii) next, through and including the year ending December 31, 1992, 70% to the General Partner and 30% to the limited partners; and (iii) thereafter, 10% to the General Partner and 90% to the limited partners.

  d. Net losses will be allocated 100% to the General Partner through December 31, 1990, and thereafter, 70% to the General Partner and 30% to the limited partners, subject to certain limitations, as specified in the partnership agreement, regarding allocations to the limited partners.

  e. The deduction for interest on the Purchase Note, as defined, which cumulatively will not exceed $12,285 per Unit will be allocated to those limited partners owning the Units purchased on the installment basis.

  f. In general, gain recognized by the Partnership will be allocated as follows: (i) first, to all Partners whose capital accounts have negative balances until such negative balances are brought to zero; (ii) next, to all Partners up to the amount necessary to bring their respective capital account balances to an amount equal to their respective invested capital, as defined;
(iii) third, in the case of gain arising from the sale or other disposition (or from a related series of sales or dispositions) of all or substantially all of the assets of the Partnership, (a) to the limited partners in an amount equal to the excess, if any, of (1) the sum of the product of 12% times the weighted-average of the limited partners' invested capital, as defined, each year, minus (2) the sum of cumulative distributions to the limited partners of cash available for distribution, and (b) next, to the General Partner until it has been allocated an amount equal to 10/90 times the amount allocated to the limited partners in (a); and (iv) thereafter, 12% to the General Partner and 88% to the limited partners.

  For financial reporting purposes, profits and losses are allocated among the Partners based upon their stated interests in cash available for distribution.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Restatement of Revenues and Expenses

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The statement of operations of the Partnership presented in the 1997 Annual Report on Form 10-K did not reflect gross hotel sales and property-level operating expenses but reflected house profit for the period November

                            Desert Springs Supp-59

25, 1997 (the date the management agreement was entered into) through December 31, 1997. House profit represents gross hotel revenues less property-level operating expenses, excluding depreciation, base and incentive management fees, property taxes, insurance and certain other costs, which were disclosed separately in the statement of operations. The Partnership has concluded that EITF 97-2 should be applied to the Partnership beginning November 25, 1997, the date the Partnership entered into a new management agreement, and accordingly the 1997 statement of operations has been restated to reflect an increase in hotel revenues and property-level expenses of $6.7 million for the period November 25, 1997 through December 31, 1997. The restatement had no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets less an estimated residual value of 10% on the original building cost and 20% on the airline equipment cost:

            Building and improvements...... 50 years
            Furniture and equipment........ 4 to 10 years
            Airline equipment.............. 8 years

  All Hotel property and equipment is pledged as security for the Senior Loan described in Note 5.

  The Partnership assesses impairment of its real estate property based on whether estimated undiscounted future cash flow from the hotel will be less than its net book value. If the property is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Deferred financing costs represent the costs incurred in connection with obtaining debt financing and are amortized over the term thereof. The original Mortgage Debt (see Note 5) matured on July 27, 1996. Deferred financing costs associated with that debt, totaling $943,000, were fully amortized at maturity and removed from the Partnership's books. Costs associated with the Bridge Loan totaled $2,658,000 at December 31, 1996. Total financing costs associated with the Bridge Loan and long-term financing completed on November 25, 1997 totaled $3,828,000. At December 31, 1997 and 1996, accumulated amortization of deferred financing costs totaled $828,000 and $21,000, respectively.

 Restricted Cash Reserves

  In conjunction with the refinancing of the mortgage debt, the Partnership was required to establish cash reserves which are held by an agent of the lender including:

  . $6.2 million debt service reserve

  . $1.5 million reserve for capital expenditures

  . $2.0 million reserve for payment of fees to the Tenant/Manager

  In addition, the Partnership is required to establish with the lender a separate escrow account for payments of insurance premiums and real estate taxes for the Hotel if the credit rating of Marriott International is downgraded by Standard and Poor's Rating Services. The Manager is a wholly-owned subsidiary of Marriott International. In March 1997, Marriott International acquired the Renaissance Hotel Group N.V., adding greater geographic diversity and growth potential to its lodging portfolio. The assumption of additional debt associated with this transaction resulted in a single downgrade of Marriott International's long-term senior unsecured debt effective April, 1997. Therefore, the Partnership was required to establish a reserve account for insurance and real estate tax. As of December 31, 1997, $581,000 remains available to pay insurance and real estate taxes. The escrow reserve is included in restricted cash and the resulting tax and insurance liability is included in accounts payable and accrued liabilities in the accompanying balance sheet.

                            Desert Springs Supp-60

  The reserves were established from the Partnership's restricted cash related to the Bridge Loan in addition to Partnership operating cash.

 Additional Rental

  Under the terms of the Hotel operating lease (see Note 7), the Tenant paid Additional Rental to the Partnership which was subject to possible repayment under defined conditions; therefore, Additional Rental had been recorded as a liability in the financial statements. At the termination of the Operating Lease, all Additional Rental was forgiven and is recorded as an Extraordinary Gain in the financial statements.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of less than three months at date of purchase to be cash equivalents.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes, but rather, allocates its profits and losses to the individual partners. Significant differences exist between the net loss/net income for financial reporting purposes and the net loss/net income reported in the Partnership's tax return. These differences are due primarily to the use for income tax purposes of accelerated depreciation methods, shorter depreciable lives for the assets and differences in the timing of recognition of rental income. As a result of these differences, the excess of the tax basis in net Partnership liabilities and the net liabilities reported in the accompanying financial statements at December 31, 1997 and 1996 was $55.7 million and $26.0 million, respectively.

 New Statements of Financial Accounting Standards

  The Partnership adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during 1996. Adoption of SFAS No. 121 did not have any effect on the Partnership's financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land and land improvements............................... $ 13,690  $ 13,690
   Building and improvements................................  155,497   155,570
   Furniture and equipment..................................   44,090    47,800
                                                             --------  --------
                                                              213,277   217,060
   Less accumulated depreciation............................  (61,876)  (61,619)
                                                             --------  --------
                                                             $151,401  $155,441
                                                             ========  ========

                            Desert Springs Supp-61

NOTE 4. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair value of financial instruments are shown below. Fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                              AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                              ------------------------ ------------------------
                                           ESTIMATED                ESTIMATED
                               CARRYING       FAIR      CARRYING       FAIR
                                AMOUNT       VALUE       AMOUNT       VALUE
                              ----------- ------------ ----------- ------------
   Mortgage debt.............    $103,000    $103,000     $160,000    $160,000
   Note payable..............      20,000      20,000          --          --
   Due to Host Marriott and
    affiliates...............      59,727      59,727          --          --
   Note Payable to Marriott
    International............         --          --           900         900
   Additional rental paid by
    Hotel lessee.............         --          --        25,013         --

  The estimated fair value of mortgage debt and other long term obligations is based on the expected future debt service payments discounted at estimated market rates. Additional rental paid by the Hotel lessee was valued based on the expected future payments from operating cash flow discounted at a risk-adjusted rate. As further explained in Note 7, upon closing of the permanent financing, Marriott International agreed to waive all claims to Additional Rental that had accrued prior to the consummation of the loan. Consequently, the estimated fair value of Additional Rental paid by the Hotel lessee is zero.

NOTE 5. DEBT

  In 1996, Partnership debt consisted of a $168.2 million nonrecourse mortgage loan (the "Mortgage Debt") which matured on July 27, 1996. The Mortgage Debt bore interest at a fixed rate of 7.76% and required no amortization of principal prior to maturity. Upon maturity, the Mortgage Debt went into default as the Partnership was unable to secure replacement financing or negotiate a forbearance agreement with the lender. Pursuant to the loan documents, the Mortgage Debt began to accrue interest at the Default Rate, as defined, of 10.75% which was 2.5 percentage points above the Lender's Corporate Base Rate, as defined, from the maturity date through December 23, 1996. The Mortgage Debt was refinanced on December 23, 1996.

  As of December 31, 1996, Partnership debt consisted of a $160 million nonrecourse mortgage loan (the "Bridge Loan"). The Bridge Loan was originated by Goldman, Sachs & Co. ("Goldman Sachs") and the lender was GMAC Commercial Mortgage Corporation providing an interim $160 million mortgage loan bearing interest at LIBOR plus 2.75 percentage points which matured on October 31, 1997. Pursuant to the terms of the Bridge Loan, all excess cash from Hotel operations, if any, was held in a debt service reserve for future debt service or to reduce the outstanding principal balance upon maturity. Through November 25, 1997, the weighted average interest rate on the Bridge Loan was 8.4%.

  On September 26, 1997, the General Partner received unrevoked consents approving a new loan structure and certain amendments to the Partnership Agreement which were necessary to refinancing negotiations of the Bridge Loan. An extension agreement was signed with the current lender on October 30, 1997, extending the maturity date of the Bridge Loan from October 31, 1997 to December 31, 1997, without penalty.

  On November 25, 1997, the Partnership secured long-term financing for its $160 million Bridge Loan. The new financing consists of three tranches: 1) a $103 million senior loan, 2) a $20 million loan and 3) a $59.7 million junior loan. The $103 million senior loan (the "Senior Loan") is from GMAC Commercial Mortgage Company ("GMAC") to a newly formed bankruptcy remote subsidiary of the Partnership, DS Hotel LLC, which owns the Hotel and related assets. The Senior Loan matures in December, 2022 and is secured by a first mortgage lien on the Hotel. The loan bears interest at a fixed rate of 7.8% and requires monthly payments of interest and principal with amortization over its twenty-five year term.

  The second tranche of debt consists of a $20 million loan (the "Mezzanine Loan") from Goldman Sachs Mortgage Company ("GSMC") to a newly formed bankruptcy remote subsidiary of the Partnership, Marriott

                            Desert Springs Supp-62

DSM LLC, which secures the loan. The Mezzanine Loan consists of a fully amortizing $20 million loan bearing interest at 10.365% for a twelve and one-half year term maturing in December, 2010.

  The third tranche of debt consists of a junior loan, (the "HM Junior Loan") to the Partnership from MDSM Finance LLC ("MDSM"), a wholly owned subsidiary of the General Partner. The HM Junior Loan has a term of thirty years and requires no principal amortization for the first twelve and one-half years with a seventeen and one-half year amortization schedule thereafter. If remaining cash flow is insufficient to pay interest on the HM Junior Loan, interest is deferred and will accrue and compound and be payable from future cash flow. The HM Junior Loan also entitles MDSM to receive 30% of any excess cash flow, as defined, available annually, plus 30% of any net capital/residual proceeds after full repayment of the Senior Loan, the Mezzanine Loan and the HM Junior Loan.

  On the Closing Date, the Partnership was required to establish certain reserves which are discussed in Note 2.

  The Partnership utilized $1.2 million in 1997 from the refinancing reserve to pay costs associated with the financing including lender or subsidiary fees, property appraisals, environmental studies and legal fees.

  The required principal payments of the Senior Loan, Mezzanine Loan and the HM Junior Loan at December 31, 1997 are as follows (in thousands):

      1998............................................................. $  2,186
      1999.............................................................    2,389
      2000.............................................................    2,581
      2001.............................................................    2,850
      2002.............................................................    3,116
      Thereafter.......................................................  169,605
                                                                        --------
                                                                        $182,727
                                                                        ========

 Debt to Marriott International

  On April 30, 1996, the Partnership entered into a short-term loan with Marriott International in the amount of $1,700,000 to fund a portion of the Hotel's rooms refurbishment project. The loan matured on June 13, 1997, bearing interest at 8.5% and was repaid from the property improvement fund as contributions were made during the year. The loan was fully repaid on March 28, 1997.

NOTE 6. AIRLINE EQUIPMENT LEASE

  The Partnership leased airline equipment to TWA under the terms of an operating lease which expired in April 1995. Pursuant to the terms of the airline equipment lease, TWA was obligated to make semi-annual payments, in arrears, based upon specified percentages of the Partnership's cost of the airline equipment. Rental income under the operating lease is included in "Airline equipment income" in the statement of operations and was $852,000 in 1995.

  On April 20, 1995, the Partnership reached an agreement with TWA whereby TWA was obligated to pay renewal rents under a 15-month lease agreement. The renewal rents consisted of quarterly payments of $780,000 plus 17% interest paid in arrears, all of which totaled $6.5 million. At the end of the lease term, TWA had the option to purchase the equipment for one dollar ($1). The Partnership classified the new lease as a sales-type lease and recorded a receivable for the future lease payments due from TWA, along with a deferred gain on the transaction. The deferred gain was recognized as income as lease payments were received on the installment method as a component of the line item "Airline Equipment Income" in the statement of operations. Deferred gain amortization was $1,248,000 in 1996 and $1,985,000 in 1995. On April 24, 1996,
TWA exercised its early termination option under the airline equipment lease and paid the rent due on that date of $847,000 along with the termination value of $780,000 plus the $1 purchase option.

                            Desert Springs Supp-63

NOTE 7. OPERATING LEASE

  The Partnership leased the Hotel to the Tenant pursuant to an agreement which commenced on April 24, 1987, with an initial term of 25 years (the "Operating Lease") with renewal options for five successive periods of 10 years each.

  Annual Rental was equal to the greater of Basic Rental or Owner's Priority, as described below:

    1. Basic Rental equals 85% of Operating Profit, as defined, until December 31, 1993, and 80% thereafter.

    2. Owner's Priority equals the greater of (i) $20 million plus debt service on certain additional debt to expand the Hotel ("Expansion Debt Service") or (ii) Debt Service, as defined. If there is a new mortgage (in an amount which exceeds the outstanding balance of the existing mortgage by at least $45,455,000), Owner's Priority will equal the greater of (i) $20 million plus Expansion Debt Service, (ii) Debt Service or (iii) the lesser of Debt Service on the new mortgage or $24 million plus Expansion Debt Service. In no event will Owner's Priority for any year exceed Operating Profit.

    3. Additional Rental equals the cumulative amount by which Owner's Priority exceeds Basic Rental plus $268,000 and is recorded as a liability in the accompanying financial statements. If in any year Basic Rental exceeds Owner's Priority, Annual Rental will be reduced to equal Basic Rental minus the lower of (i) Additional Rental then outstanding or (ii) 25% of the amount by which Basic Rental exceeds Owner's Priority.

  Pursuant to an agreement reached with Marriott International, for fiscal year 1997 the $20 million Owner's Priority was increased to $20.5 million. Marriott International was entitled only to the next $2 million of Operating Profit. Any additional Operating Profit in excess of $22.5 million was remitted entirely to the Partnership. In connection with the long-term financing, Marriott International agreed to waive any and all claims to Additional Rental that accrued prior to the consummation of the loan. The Partnership recorded an extraordinary gain of $27.5 million in 1997 to recognize the gain which resulted from the forgiveness of these fees.

  Rental income for 1997 included Basic Rental of $17,608,000 and Additional Rental of $4,402,000. Operating Profit in 1997 totaled $23,698,000. In accordance with an agreement reached with Marriott International, the Partnership was entitled to receive Owner's Priority of $20,500,000 and Marriott International was entitled to the next $2,000,000 with the remaining $1,198,000 to the Partnership.

  In addition to the Annual Rental, the Tenant was required to pay property taxes, make annual contributions equal to a percentage of Hotel sales to a property improvement fund (4.5% through 1997 and 5.5% thereafter) and pay rental on the second golf course.

  Pursuant to the terms of the Hotel purchase agreement, the Tenant and its affiliates may utilize a portion of the land adjacent to the Hotel for development of residences and timeshare condominiums. Purchasers of the residences have the opportunity to use certain Hotel facilities and services for a fee. Purchasers of the timeshare condominiums also have the ability to use the Hotel's facilities but such use is subject to the same fees charged to Hotel guests.

  During 1995, the Hotel's main swimming pool was expanded at a cost of approximately $2.1 million. The project was funded partially by proceeds received from Marriott Vacation Club International ("MVCI"), a wholly-owned indirect subsidiary of Marriott International, pursuant to an agreement between the Partnership and MVCI for the development of additional timeshare units on land adjacent to the Hotel. As part of this agreement, the Hotel's spa was also expanded during 1994. Pursuant to the terms of the agreement, MVCI contributed a total of $1.3 million towards the pool expansion and the spa expansion projects; the remaining costs were funded by Partnership cash reserves. Funding by MVCI in 1995 was $692,000, and was included in "Other Income" in the statement of operations.

                            Desert Springs Supp-64

NOTE 8. MANAGEMENT AGREEMENT

  On November 25, 1997, in connection with the refinancing, the General Partner also negotiated with the Tenant to convert the Operating Lease to a management agreement (the "Management Agreement"). The Tenant would become manager of the Hotel (the "Manager"). The initial term of the Management Agreement continues through 2022 with four successive renewal options of ten years each. The Manager is paid a base management fee equal to 3% of gross hotel sales.

  Beginning in fiscal year 1998, the Management Agreement provides that no incentive fee will be paid to the Manager with respect to the first $21.5 million of Operating Profit (the "Owner's Priority"). Thereafter the Manager will receive the next $1.8 million of Operating Profit as incentive management fee and any operating profit in excess of $23.3 million will be divided 75% to the Partnership and 25% to the Manager. Any such payments will be made annually after completion of the audit of the Partnership's books.

  The Management Agreement provides that the owner may terminate the Management Agreement if, in any two of three consecutive fiscal years, Operating Profit is less than $15 million. The Manager may, however, prevent termination by paying the owner such amounts as are necessary to achieve the performance standards.

  Pursuant to the Management Agreement, the Manager is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Manager's full-service hotel system. Chain Services include central training, advertising and promotion, a national reservations system, computerized payroll and accounting services and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by the Manager or its subsidiaries. In addition, the Hotels also participate in the Manager's Marriott Rewards Program. The cost of this program is charged to all hotels in the Manager's full-service hotel system based upon the Marriott Rewards sales at each hotel. The total amount of Chain Services and Marriott Rewards costs charged to the Partnership from November 25 through December 31, 1997 were $169,000.

  The Management Agreements provide for the establishment of a property improvement fund for the Hotel to cover the cost of certain non-routine repairs and maintenance to the Hotel which are normally capitalized and the cost of replacements and renewals to the Hotel's property and improvements. Contributions to the property improvement fund are based on a percentage of gross sales. Contributions to the property improvement fund are 4.5% in 1997 and 5.5% thereafter. Contributions to the property improvement fund from November 25 through December 31, 1997 were $421,000.

NOTE 9. HOTEL OPERATING RESULTS

  The following is a summary of Hotel Operating Profit, as defined in the Hotel lease agreement, for the three years ended December 31, 1997 (in thousands):

                                                          1997    1996    1995
                                                        -------- ------- -------
   REVENUES
    Rooms.............................................. $ 39,825 $37,031 $33,495
    Food and beverage..................................   40,366  38,431  33,453
    Other..............................................   23,130  22,437  18,450
                                                        -------- ------- -------
                                                         103,321  97,899  85,398
                                                        -------- ------- -------
   EXPENSES
    Departmental direct costs
     Rooms.............................................    8,933   8,545   7,715
     Food and beverage.................................   27,642  26,623  23,335
    Other operating expenses...........................   43,048  41,686  35,987
                                                        -------- ------- -------
                                                          79,623  76,854  67,037
                                                        -------- ------- -------
   HOTEL OPERATING PROFIT.............................. $ 23,698 $21,045 $18,361
                                                        ======== ======= =======

                            Desert Springs Supp-65

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        JUNE 19,   DECEMBER 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (UNAUDITED)
ASSETS
Property and equipment, net...........................  $150,679     $151,401
Due from Marriott Hotel Services, Inc.................     2,185        1,368
Property improvement fund.............................     2,954        1,598
Deferred financing, net of accumulated amortization...     2,971        3,000
Restricted cash reserves..............................     9,191       10,236
Cash and cash equivalents.............................    13,644        4,553
                                                        --------     --------
                                                        $181,624     $172,156
                                                        ========     ========
LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
LIABILITIES
  Mortgage debt.......................................  $102,318     $103,000
  Note payable........................................    19,599       20,000
  Note payable to Host Marriott Corporation and
   affiliates.........................................    59,727       59,727
  Due to Marriott Hotel Services, Inc.................     1,963        2,122
  Accounts payable and accrued expenses...............     4,757        1,972
                                                        --------     --------
    Total Liabilities.................................   188,364      186,821
                                                        --------     --------
PARTNERS' CAPITAL (DEFICIT)
  General Partner.....................................        58          (21)
  Limited Partners....................................    (6,798)     (14,644)
                                                        --------     --------
    Total Partners' Deficit...........................    (6,740)     (14,665)
                                                        --------     --------
                                                        $181,624     $172,156
                                                        ========     ========


           See Notes to Condensed Consolidated Financial Statements.

                             Desert Springs Supp-66

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                 FIRST TWO
                                                                 QUARTERS
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
REVENUES (Note 3)
  Hotel revenues
    Rooms.................................................... $25,394      --
    Food and beverage........................................  24,737      --
    Other....................................................  14,920      --
                                                              -------  -------
      Total hotel revenues...................................  65,051      --
  Hotel rentals..............................................     --    12,488
                                                              -------  -------
                                                               65,051   12,488
                                                              -------  -------
OPERATING COSTS AND EXPENSES
  Hotel property-level costs and expenses
    Rooms....................................................   5,127      --
    Food and beverage........................................  15,624      --
    Other hotel operating expenses...........................  17,009      --
                                                              -------  -------
    Total hotel property-level costs and expenses............  37,760      --
  Depreciation...............................................   3,314    3,568
  Base management fees.......................................   1,952      --
  Incentive management fees..................................   1,841      --
  Property taxes and other...................................   1,639    1,164
                                                              -------  -------
                                                               46,506    4,732
                                                              -------  -------
OPERATING PROFIT.............................................  18,545    7,756
  Interest expense (including first two quarters 1998 amount related to Host Marriott debt of $3,937)..................  (8,803)  (6,770)
  Interest income and other..................................     454      213
                                                              -------  -------
NET INCOME................................................... $10,196  $ 1,199
                                                              =======  =======
ALLOCATION OF NET INCOME
  General Partner............................................ $   102  $    12
  Limited Partners...........................................  10,094    1,187
                                                              -------  -------
                                                              $10,196  $ 1,199
                                                              =======  =======
NET INCOME PER LIMITED PARTNER UNIT (900 Units).............. $11,216  $ 1,319
                                                              =======  =======


           See Notes to Condensed Consolidated Financial Statements.

                             Desert Springs Supp-67

          DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 FIRST TWO
                                                                  QUARTERS
                                                              -----------------
                                                               1998      1997
                                                              -------  --------
OPERATING ACTIVITIES
  Net income................................................. $10,196  $  1,199
  Noncash items..............................................   3,429     4,006
  Change in operating accounts...............................   1,256     9,657
                                                              -------  --------
    Cash provided by operating activities....................  14,881    14,862
                                                              -------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net...................  (2,592)   (1,318)
  Changes in property improvement fund.......................  (1,356)     (469)
                                                              -------  --------
    Cash used in investing activities........................  (3,948)   (1,787)
                                                              -------  --------
FINANCING ACTIVITIES
  Capital distribution to partners...........................  (2,271)      --
  Change in restricted cash reserves.........................   1,598   (10,931)
  Repayment of mortgage debt.................................    (682)      --
  Repayment of note payable..................................    (401)     (900)
  Payment of refinancing costs...............................     (86)      (90)
                                                              -------  --------
    Cash used in financing activities........................  (1,842)  (11,921)
                                                              -------  --------
INCREASE IN CASH AND CASH EQUIVALENTS........................   9,091     1,154
CASH AND CASH EQUIVALENTS at beginning of period.............   4,553     5,755
                                                              -------  --------
CASH AND CASH EQUIVALENTS at end of period................... $13,644  $  6,909
                                                              =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest.................. $ 5,866  $  6,169
                                                              =======  ========


           See Notes to Condensed Consolidated Financial Statements.

                             Desert Springs Supp-68

     DESERT SPRINGS MARRIOTT LIMITED PARTNERSHIP AND SUBSIDIARIES NOTES TO
            CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

  1. The accompanying condensed consolidated financial statements have been prepared by Desert Springs Marriott Limited Partnership and subsidiaries (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998 and the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations (see Note 3).

  For financial reporting purposes, net income of the Partnership is allocated 99% to the limited partners and 1% to Marriott Desert Springs Corporation (the "General Partner"). Significant differences exist between the net income for financial reporting purposes and the net income for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives, no estimated salvage values for the assets and differences in the timing of the recognition of rental income.

  2. In connection with the mortgage debt refinancing in November 1997 (see
Note 3), the General Partner received unrevoked consents of limited partners approving certain amendments to the partnership agreement. The amendments, among other things, allowed the formation of certain subsidiaries of the Partnership including Marriott DSM LLC and DS Hotel LLC. The Partnership contributed the Hotel and its related assets to Marriott DSM LLC, which in turn contributed them to DS Hotel LLC, a bankruptcy remote subsidiary. Marriott DSM LLC, a bankruptcy remote subsidiary of the Partnership, owns 100% interest in DS Hotel LLC. The Partnership owns 100% interest in Marriott DSM LLC.

  3. On November 25, 1997, the Partnership completed a refinancing of its mortgage debt. In connection with the refinancing, the Partnership converted its operating lease with Marriott Hotel Services, Inc. ("MHS") to a management agreement (the "Conversion"). Prior to the Conversion, the Partnership recognized estimated annual hotel rental income on a straight-line basis throughout the year. The profits from the Marriott's Desert Springs Resort and Spa (the "Hotel") are seasonal and first and second quarter results are generally higher than the last two quarters of the year. Lease payments in excess of the income recognized by the Partnership were deferred and, to the extent not subject to possible future repayment to the Hotel tenant, were recognized as income during the remainder of the year. Pursuant to the terms of the Operating Lease, Annual Rental, as defined, was equal to the greater of Basic Rental (80% of Operating Profit, as defined) and Owner's Priority, as defined. Additionally, the Hotel tenant was required to pay property taxes, make contributions equal to a percentage of Hotel sales to a property improvement fund (4.5% in 1997 and 5.5% thereafter) and pay rental on the second golf course.

  Subsequent to the Conversion, Partnership revenues represent gross sales generated by the Partnership's hotel. Hotel property-level costs and expenses reflect all property-level costs and expenses. Prior to the Conversion, hotel property-level costs and expenses and incentive management fee expense were not components of operating expense. Rather, hotel property-level costs and expenses was a deduction to arrive at hotel rental and accrued incentive management fee expense was deducted from the additional lease payments in excess of rental income that were deferred by the Partnership. Additionally, base management fees, though a component

                            Desert Springs Supp-69
in the calculation of Operating Profit prior to the Conversion, were not a component of the Partnership's operating costs. Subsequent to the Conversion, the Partnership records base management fees and incentive management fees as components of Partnership operating costs and expenses.

  On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The statement of operations of the Partnership presented in the first two quarters 1998 on Form 10-Q did not reflect gross hotel sales and property-level operating expenses but reflected house profit which represents gross hotel revenues less property-level operating expenses, excluding base and incentive management fees, property taxes, insurance and certain other costs, which were disclosed separately in the statement of operations. The Partnership has concluded that EITF 97-2 should be applied to the Partnership beginning November 25, 1997, the date the Partnership entered into a new management agreement, and accordingly the first two quarters 1998 statement of operations has been restated to reflect an increase in hotel revenues and property-level expenses of $37.8 million. The restatement had no impact on operating profit or net income.

  The following are summaries of hotel revenues and Partnership operating costs and expenses on a comparative basis, for the first two quarters of 1998 and 1997 (in thousands). To enhance comparability, hotel revenues and Partnership operating costs and expenses for the first two quarters of 1997 are presented on a "pro forma" basis which assumes the Conversion occurred at the beginning of this period.

                                                             FIRST TWO QUARTERS
                                                             -------------------
                                                              1998      1997
                                                             ------- -----------
                                                                     (PRO FORMA)
REVENUES
  Hotel revenues
    Rooms................................................... $25,394   $23,065
    Food and beverage.......................................  24,737    22,987
    Other...................................................  14,920    13,323
                                                             -------   -------
      Total hotel revenues.................................. $65,051   $59,375
                                                             =======   =======
OPERATING COSTS AND EXPENSES
  Hotel property-level costs and expenses
    Rooms................................................... $ 5,127   $ 4,534
    Food and beverage.......................................  15,624    14,366
    Other hotel operating expenses..........................  17,009    15,765
                                                             -------   -------
      Total hotel property-level costs and expenses.........  37,760    34,665
  Depreciation..............................................   3,314     3,568
  Base management fees......................................   1,952     1,781
  Incentive management fees.................................   1,841     1,662
  Property taxes and other..................................   1,639     1,164
                                                             -------   -------
      Total operating costs and expenses.................... $46,506   $42,840
                                                             =======   =======

  The statements of operations for the first and second quarter of 1998 included in the Partnership Form 10-Q filings did not reflect hotel sales and property-level expenses. These financial statements have been amended to conform to the presentation of sales and expenses in the financial statements included herein.

  4. Pursuant to the terms of the management agreement, MHS earns an incentive management fee based on Operating Profit as defined. For fiscal year 1998, the Partnership is entitled to the first $21.5 million of Operating

                            Desert Springs Supp-70

Profit (the "Owners Priority"). Thereafter, MHS will receive the next $1.8 million of Operating Profit as an incentive management fee and any operating profit in excess of $23.3 million will be divided 75% to the Partnership and 25% to MHS. Any such payments will be made annually after completion of the audit of the Partnership's financial statements. Pursuant to the terms of the management agreement, contributions to the property improvement fund in 1998 are 5.5% of gross Hotel sales, a one percentage point increase over the prior year level.

  5. Host Marriott Corporation ("Host Marriott"), the parent of the General Partner of the Partnership, announced on April 17, 1998, that its Board of Directors has authorized the company to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership") and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the new Operating Partnership in exchange for their current partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission on June 2, 1998. Limited partners will be able to vote on the Partnership's participation in the merger later this year through a consent solicitation.

                            Desert Springs Supp-71

                              HOST MARRIOTT, L.P.
                            HMC MERGER CORPORATION

                     SUPPLEMENT DATED OCTOBER 8, 1998 FOR
      PROSPECTUS/CONSENT SOLICITATION STATEMENT DATED OCTOBER 8, 1998 FOR
                     HANOVER MARRIOTT LIMITED PARTNERSHIP

  On the terms described in the Prospectus/Consent Solicitation Statement (the "Consent Solicitation"), dated October 8, 1998, of which this Supplement (the "Supplement") is a part, Host Marriott Corporation ("Host") has adopted a plan to restructure its business operations so that it will qualify as a real estate investment trust ("REIT"). As part of this restructuring (the "REIT Conversion"), Host and its consolidated subsidiaries will contribute their full-service hotel properties and certain other businesses and assets to Host Marriott, L.P. (the "Operating Partnership") in exchange for units of limited partnership interest in the Operating Partnership ("OP Units") and the assumption of liabilities. The sole general partner of the Operating Partnership will be HMC Merger Corporation, a Maryland corporation to be renamed "Host Marriott Corporation" ("Host REIT"), the entity into which Host will merge as part of the REIT Conversion. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000).

  As part of the REIT Conversion, the Operating Partnership is proposing to acquire by merger (the "Mergers") Hanover Marriott Limited Partnership, a Delaware limited partnership ("Hanover" or the "Partnership"), and up to seven other limited partnerships (the "Partnerships") that own full-service hotels in which Host or its subsidiaries are general partners. As more fully described in the Consent Solicitation, limited partners of those Partnerships that participate in the Mergers will receive OP Units in exchange for their partnership interests in such Partnerships (with respect to the Partnerships, those limited partners of the Partnerships who are unaffiliated with Host are referred to herein as the "Limited Partners," and with respect to Hanover, the "Hanover Limited Partners"). Hanover Limited Partners may elect to exchange such OP Units received in connection with the Merger for either shares of common stock, par value $.01 per share, of Host REIT ("Common Shares") or unsecured 6.56% Callable Notes due December 15, 2005 issued by the Operating Partnership ("Notes"). Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares (the "Unit Redemption Right").

  The number of OP Units to be allocated to Hanover will be based upon (i) its Exchange Value (as defined herein) and (ii) the price attributed to an OP Unit following the Merger, determined as described herein (which, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be known at the time of voting. The number of Common Shares a Hanover Limited Partner may elect to receive in connection with the Merger will equal the number of OP Units received. The principal amount of Notes that Hanover Limited Partners may elect to receive in connection with the Merger will be based upon Hanover's Note Election Amount (as defined herein). See "Determination of Exchange Value of Hanover and Allocation of OP Units." The estimated Exchange Value and Note Election Amount set forth herein may increase or decrease as a result of various adjustments, and will be finally calculated shortly before the Effective Date. Pursuant to the Merger, Hanover Limited Partners have an estimated Exchange Value of $123,202 per Partnership Unit and a Note Election Amount of $98,562 per Partnership Unit.

RISK FACTORS

  In deciding whether to approve the Merger, Hanover Limited Partners should consider certain risks and other factors. The General Partner believes that Hanover Limited Partners should particularly consider the following, which should be read in conjunction with the information in the Consent Solicitation under "Risk Factors" and "Federal Income Tax Consequences:"

  . Substantial Benefits to Related Parties. Host REIT and its subsidiaries will realize substantial benefits from the Mergers and the REIT Conversion, including savings from a substantial reduction in

                                Hanover Supp-1
     corporate-level income taxes expected as a result of the REIT Conversion. To the extent that such anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, such benefits will not be shared with the Limited Partners. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partner in connection with the Merger.

  . Absence of Arm's Length Negotiations. No independent representative was retained to negotiate on behalf of the Hanover Limited Partners or the other Limited Partners. Although the General Partner has obtained the Appraisal and the Fairness Opinion from AAA, AAA has not negotiated with the General Partner or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the Hanover Limited Partners or the other Limited Partners if such terms and conditions were the result of arm's length negotiations.

  . Other Conflicts of Interest. The Mergers, the REIT Conversion and the recommendations of the General Partner involve the following conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partners and Crestline. The General Partners, which are all subsidiaries of Host (except for PHLP, in which Host is the General Partner), must assess whether a Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships, including Hanover, participate and Host REIT will benefit if the value of OP Units received by the Limited Partners of Hanover is less than the value of their Partnership Interests. In addition, the terms of the Leases of the Hotels, including Hanover's Hotel, will be determined by Host and the terms of the Partnership Agreement, including provisions which benefit Host REIT, have been determined by Host. Such conflicts may result in decisions that do not fully reflect the interests of all Limited Partners, including the Hanover Limited Partners.

  . Adverse Tax Consequences to the General Partner of a Sale of Hanover's Hotel. In past years, Hanover has disproportionately allocated tax losses to the General Partner, with the result that if Hanover's Hotel were to be sold in a taxable transaction, the General Partner (and thus
     Host) would incur a disproportionately larger tax gain than the Hanover Limited Partners. Accordingly, the General Partner and Host have an additional conflict of interest in deciding the appropriate course of action for Hanover with respect to its Hotel.

  . Uncertainties at the Time of Voting Include the Number of OP Units to be Received. There are several uncertainties at the time the Hanover Limited Partners must vote on the Merger, including (i) the exact Exchange Value for Hanover (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Merger, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50) and which, together with the Exchange Value, will determine the number of OP Units the Hanover Limited Partners will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount is determined. For these reasons, the Hanover Limited Partners cannot know at the time they vote on the Merger these important aspects of the Merger and they will not know the number of OP Units received in the Merger until approximately 25 trading days after the Merger.

  . Exchange Value May Not Equal Fair Market Value of Hanover's Hotel. Each Hanover Limited Partner who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such Hanover Limited Partner's Partnership Interest. The determination of the Exchange Value of Hanover involves numerous

                                Hanover Supp-2
     estimates and assumptions. There is no assurance that the Exchange Value of Hanover will equal the fair market value of the Hotel and other assets contributed by Hanover. See "Determination of Exchange Value of Hanover and Allocation of OP Units."

  . Allocation of OP Units to Host REIT Is Different from Allocation of OP Units to the Partnerships. Following the REIT Conversion, Host REIT will own a number of the OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers and the OP Units to be acquired from the Hanover Limited Partners and the other Limited Partners who elect to exchange OP Units for Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units, in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. Each Partnership will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and the Hanover Limited Partners and the other Limited Partners may result in such Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Value of Hanover and Allocation of OP Units."

  . Allocations of OP Units to the Blackstone Entities and the Private Partnerships Were Not Determined by the Exchange Value
     Methodologies. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquistion did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partner's interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the Hanover Limited Partners and other Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  . Price of OP Units or Common Shares Might Be Less than the Fair Market Value of the Hanover Limited Partners' Partnership Interests. The price of an OP Unit, for purposes of the Merger and the REIT Conversion, will be equal to the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Merger (but it will not be less than $9.50 or greater than $15.50 per OP
     Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Merger. This could result in the Hanover Limited Partners receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Merger or the fair market value of their Partnership Interests.

  . Inability of Hanover Limited Partners Who Retain OP Units to Redeem OP Units for One Year. Hanover Limited Partners who retain OP Units received in the Merger will be unable to redeem such OP Units for one year following the Merger. Until then, Hanover Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.

  . Current Host Common Stock Price Is Not Necessarily Indicative of the Price of Host REIT Common Shares Following the REIT Conversion. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and cash or other consideration to be distributed in connection with the REIT

                                 Hanover Supp-3

     Conversion (the "Initial E&P Distribution")) and not solely the business and assets of Host REIT following the REIT Conversion. Host's current stock price also is affected by general market conditions.

  . Value of the Notes Will Be Less than the Exchange Value of Hanover. In exchange for OP Units received in the Merger, each Hanover Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest, which is based upon numerous assumptions and estimates. The deemed value of the OP Units to be received by the Hanover Limited Partners will exceed the principal amount of the corresponding Notes (because the Exchange Value will be higher than the Note Election Amount) and there is no assurance that the Note a Hanover Limited Partner receives will have a value equal to either (i) the fair market value of the Hanover Limited Partner's share of the Hotel and other assets owned by Hanover or (ii) the principal amount of the Note. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both Hanover and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which ranks equally with such Notes.

  . Cash Distributions May Exceed Cash Available for Distribution. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217 million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions.

  . Timing of the REIT Conversion. Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. The deadline for consummation of the Merger is June 30, 1999, unless extended by mutual agreement of the Operating Partnership and the General Partner to a date no later than December 31, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share, but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated.

  .  Fundamental Change in Nature of Investment; Potential
     Underperformance. The Merger and the REIT Conversion involve a fundamental change in the nature of a Hanover Limited Partner's investment from holding an interest in Hanover, which was structured to provide distributions of cash flow (some of which was sheltered from federal income tax), is a finite-life entity, has a fixed portfolio of one Hotel and distributes the cash flow from the operation of the Hotel to the Hanover Limited Partners, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company with an expected portfolio of approximately 125 Hotels that (i) collects and distributes to its limited partners rents received from the Lessees (which will bear the risks and receive the direct benefits of the Hotels' operations), (ii) has the ability to acquire additional hotels and (iii) is able to reinvest proceeds from sales or refinancings of existing Hotels in other hotels. In addition, each Hanover Limited Partner's investment will change from one that allows a Hanover Limited Partner to receive a return of capital in the form of distributions from any net proceeds of a sale or refinancing of

                                Hanover Supp-4

     Hanover's assets to an investment in which a Hanover Limited Partner who retains OP Units likely would realize a return of capital only through the exercise of the Unit Redemption Right. Those Hanover Limited Partners who elect to receive Common Shares in connection with the Merger will hold an equity interest in a publicly traded REIT that (i) provides immediate liquidity, (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income,
     (iii) allows shareholders to influence management by participation in the election of directors and (iv) realizes substantial corporate tax savings as long as certain requirements are met. A Hanover Limited Partner's share of the liquidation proceeds, if any, from the sale of Hanover's Hotel could be higher than the amount realized upon exercise of the Unit Redemption Right, the sale of Common Shares received in connection with the Merger or payments on any Note received by a Hanover Limited Partner who elects to exchange his OP Units for such Note in connection with the Merger. An investment in the Operating Partnership or Host REIT may not outperform an investment in Hanover. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  . Exposure to Market and Economic Conditions of Other Hotels. As a result of the Merger, Hanover Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will own interests in a much larger enterprise with a broader range of assets than Hanover individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners, including Hanover Limited Partners, regardless of whether a particular Limited Partner previously was an investor in such affected assets. Hanover owns discrete assets and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the Hanover Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than the Hotel previously owned by Hanover.

  . Hanover Limited Partners Have No Cash Appraisal Rights. Hanover Limited Partners who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  .  Uncertainties as to the Size and Leverage of the Operating
     Partnership. The Hanover Limited Partners cannot know at the time they vote on the Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger. In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership, but the Operating Partnership may, in turn, contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  .  Lack of Control over Hotel Operations and Non-Controlled
     Subsidiaries. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the existing managers of the Hotel's (the "Managers") pursuant to the existing long-term Management Agreements. The Operating Partnership will not operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only a limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. The Operating Partnership also will not own any of the voting stock of the Non-Controlled Subsidiaries, which may own, in the aggregate, up to 20% by value of the Operating Partnership's assets. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels and the Non-Controlled Subsidiaries to operate and manage their businesses.

  . Dependence upon Crestline. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of Host REIT's revenues. Crestline's

                                Hanover Supp-5
     financial condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to holders of OP Units, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. As of June 19, 1998, on a pro forma basis, after giving effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  .  Expiration of the Leases and Possible Inability to Find Other
     Lessees. The Leases generally will expire seven to ten years after the Effective Date and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the Code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution.

  . Requisite Vote of Hanover Limited Partners Binds All Hanover Limited Partners. For Hanover, approval by a majority of the Partnership Interests of Hanover that are eligible to be voted is required to approve the Merger and the related amendments to the partnership agreement, as described in "Voting Procedures--Required Limited Partner Vote and Other Conditions." Such approval will cause Hanover to participate in the Merger and will bind all Hanover Limited Partners, including Hanover Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to the partnership agreement.

  . Inability to Obtain Third-Party Consents May Have a Material Adverse Effect. There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. The inability of the Operating Partnership or Host REIT to obtain one or more such consents may cause a default under cross-default provisions of the Company's principal credit facilities or otherwise have a material adverse effect on Host, the Operating Partnership and Host REIT and thus could reduce the value of the OP Units and Common Shares.

  . Competition in the Lodging Industry. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry, in which virtually all of the Hotels operate, is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities. The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions, (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership.

  . Substantial Indebtedness of the Operating Partnership. The Operating Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities), which represents an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is

                                 Hanover Supp-6
     capital intensive and it will have significant capital requirements in the future. The Operating Partnership's leverage level could affect its ability to (i) obtain financing in the future, (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distributions to partners, (including Host REIT) (iv) pursue its acquisition strategy or (v) compete effectively or operate successfully under adverse economic conditions.

  . No Limitation on Debt. There are no limitations in Host REIT's or the Operating Partnership's organizational documents which limit the amount of indebtedness either may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur.

  . Rental Revenues from Hotels Subject to Prior Rights of Lenders. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnerships (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and to make distributions to holders of OP Units (including Host
     REIT).

  . Ownership Limitations. No person or persons acting as a group may own, actually or constructively (as determined under the applicable Code provisions), (i) in excess of 9.8% of the number or value of outstanding Common Shares of Host REIT or (ii) in excess of 4.9% of the value of the OP Units (other than Host REIT and The Blackstone Group), subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances.

  . Anti-Takeover Effect of Certain Provisions of Host REIT's Charter and Bylaws, Maryland Law and the Shareholder Rights Plan. The Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, as well as provisions of Maryland law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Host REIT. These provisions could limit the price that certain investors might be willing to pay in the future for Common Shares. Certain of these provisions provide for a staggered board and allow Host REIT to issue, without shareholder approval, preferred shares or other stock having rights senior to those of the Common Shares. The Board of Directors also is authorized, without a vote of shareholders, to classify or reclassify unissued common or preferred shares into another class or series of shares. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. The Charter also provides that no person or persons acting as a group may own more than 9.8% (in number or value) of the outstanding shares of any class or series of shares of Host REIT. Host REIT also intends to adopt a Shareholder Rights Plan to replace the existing stockholder rights plan of Host. Host REIT also will become subject to the business combination and control share provisions under Maryland law. Marriott International, Inc. ("Marriott International") has the right to purchase up to 20% of each class of Host's outstanding voting stock at the then fair market value upon the occurrence of certain change of control (or potential change of control) events involving Host, which right will continue in effect after the Merger until June 2017, subject to certain limitations intended to protect the REIT status of Host REIT. See "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."

  . Effect of Subsequent Events upon Recognition of Gain. Even though the Hanover Limited Partners (other than those who elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) generally are not expected to recognize significant taxable gain at the time of the Merger, there are a variety of events and transactions (including the sale of the Hotel currently owned by Hanover or the reduction of indebtedness securing the Hotel) that could cause a Hanover Limited Partner to recognize all or a part of the gain that otherwise has been deferred through the REIT Conversion. See "Federal Income Tax Consequences--Tax Treatment of Hanover Limited Partners

                                Hanover Supp-7

     Who Hold OP Units Following the Merger." Certain Hotels (including the Blackstone Hotels) will be covered by agreements with third parties which will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. In addition, if Atlanta Marquis participates in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Atlanta Marquis Hotel or to refinance the debt secured by such Hotel without compensating certain outside partners for the resulting adverse tax consequences. The partnership agreement of the Operating Partnership, which is substantially in the form attached to the Consent Solicitation as Appendix A (the "Partnership Agreement"), does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions). In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transactions) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units-- Sales of Assets."

  . Election to Exchange OP Units for Common Shares. A Hanover Limited Partner who elects to receive Common Shares in exchange for his OP Units in connection with the Merger (the "Common Share Election") will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998). See "Federal Income Tax Consequences--Tax Treatment of Hanover Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." Hanover Limited Partners who elect to receive Common Shares in connection with the Merger will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Merger).

  . Election to Exchange OP Units for Notes. A Hanover Limited Partner who elects to receive a Note in exchange for his OP Units in connection with the Merger (the "Note Election") will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Merger (which currently is expected to occur on December 30, 1998). A Hanover Limited Partner who receives a
     Note in connection with the Merger may be eligible to defer a majority of that gain under the "installment sale" rules until principal on the
     Note is paid. See "Federal Income Tax Consequences--Tax Treatment of Hanover Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  . Failure of Host REIT to Qualify as a REIT for Tax Purposes. Taxation of Host REIT as a corporation if it fails to qualify as a REIT, and Host REIT's subsequent liability for federal, state and local taxes on its income and property, would, among other things, have the effect of reducing cash available for distribution to Host REIT's shareholders and materially reducing the value of the Common Shares and OP Units.

  . Failure of the Operating Partnership to Qualify as a Partnership for Tax Purposes. Taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership and the Operating Partnership's subsequent liability for federal, state and local income taxes would, among other things, have the effect of reducing cash available for distribution to holders of OP Units and Common Shares, would cause Host REIT to fail to qualify as a REIT for tax purposes and would cause the holders of OP Units to recognize substantial taxable gain at the time the Operating Partnership ceases to qualify as a partnership.

  . Failure of the Leases to Qualify as Leases. If the Lease of the Hotel to the Lessee were to be disregarded for tax purposes (for example, because the Lease was determined to lack economic substance), Host REIT could fail to qualify as a REIT and the Operating Partnership might be treated

                                Hanover Supp-8
     as a corporation for federal income tax purposes, which would have a material adverse impact on the Hanover Limited Partners and the value of the OP Units and the Common Shares.

  . Change in Tax Laws. No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification.

  .  Hanover Limited Partners Need to Consult with Their Own Tax
     Advisors. Because the specific tax attributes of a Hanover Limited Partner and the facts regarding such Hanover Limited Partner's interest in Hanover could have a material impact on the tax consequences to such Hanover Limited Partner of the Merger (including the decision whether to elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) and the subsequent ownership and disposition of OP Units, Common Shares or a Note, it is essential that each Hanover Limited Partner consult with his own tax advisors regarding the application of federal, foreign and state and local tax laws to such Hanover Limited Partner's personal tax situation.

  . Effect of Possible Classification as a Publicly Traded Partnership on Passive Losses. There is a significant possibility that the Operating Partnership could be classified as a "publicly traded partnership," in which event the Hanover Limited Partners would not be able to use suspended passive activity losses from other investments to offset income from the Operating Partnership.

  . Host REIT's Substantial Deferred Tax and Contingent Liabilities. Host REIT will have substantial deferred tax liabilities attributable to Host's assets and operations that are likely to be recognized in the next ten years (notwithstanding Host REIT's status as a REIT), and the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur) whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

  Because REITs are not permitted under current federal income tax law to derive revenues directly from the operation of hotels, the Operating Partnership will lease the Hotels to lessees (the "Lessees") that will operate the Hotels under the existing management agreements and pay rent to the Operating Partnership, as more fully described in the Consent Solicitation. The Lessees generally will be wholly owned indirect subsidiaries of Crestline. Crestline, which currently is a wholly owned subsidiary of Host, will become a separate public company when Host or Host REIT distributes the common stock of Crestline and cash or other consideration to its existing shareholders and the Blackstone Entities in connection with the Initial E&P Distribution. Shares of Host REIT and Crestline will become separately traded securities and the companies will operate independently. There will be no overlap between the boards of Host REIT and Crestline. There will be a substantial overlap of shareholders of the two companies initially, but this overlap will diverge over time.

  MARRIOTT HANOVER HOTEL CORPORATION (THE "GENERAL PARTNER"), THE GENERAL PARTNER OF HANOVER, BELIEVES THAT THE MERGER PROVIDES SUBSTANTIAL BENEFITS AND IS FAIR TO THE HANOVER LIMITED PARTNERS AND RECOMMENDS THAT ALL HANOVER LIMITED PARTNERS VOTE FOR THE MERGER AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENT.

  The effects of the Mergers may be different for Limited Partners of the various Partnerships. This Supplement has been prepared to highlight for Hanover Limited Partners the specific risks, benefits, effects and fairness of the Merger to them and to provide other information specific to Hanover. Supplements have also been prepared for each of the other Partnerships. This Supplement, together with the supplements of the other Partnerships (collectively, the "Supplements"), are part of the Consent Solicitation. Upon receipt of a written request by a Limited Partner or his representative so designated in writing, the General Partner will send a copy of any Supplement without charge. All requests for a copy of a Supplement should be directed to:
Investor

                                Hanover Supp-9

Relations, 10400 Fernwood Road, Bethesda, Maryland 20817, telephone number 301-380-2070 (between the hours of 9:00 a.m. and 4:00 p.m., Eastern time).

  All cross-references refer to the Consent Solicitation unless the context indicates otherwise. Capitalized terms not defined herein shall have the meaning set forth in the Consent Solicitation. The information contained herein, unless otherwise indicated, assumes the REIT Conversion (including the Blackstone Acquisition) occurs with all Partnerships participating and no Common Shares or Notes being issued (the "Full Participation Scenario").

EXPECTED BENEFITS OF THE MERGER

  The General Partner believes that participating in the Merger will likely be beneficial to the Hanover Limited Partners for the reasons set forth below. This information is qualified by and should be read in conjunction with the information in the Consent Solicitation under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers." These benefits, which should be viewed as alternatives to continuing the business and operations of Hanover, are expected to include:

  . Exchange Value of Hanover. Hanover Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will receive OP Units or Common Shares with an estimated Exchange Value equal to $123,202 per Partnership Unit.

  . Liquidity. The REIT Conversion will offer Hanover Limited Partners liquidity with respect to their investment in Hanover because Hanover Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Merger or, for Hanover Limited Partners who retain OP Units, at any time commencing one year following the Effective Date, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host REIT Common Share). The exercise of the election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain at the time of exercise.

  . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. Hanover will not distribute any cash during 1998; therefore, the ability to receive distributions quarterly and in regular amounts would be enhanced. For additional information regarding historical and estimated future distributions for Hanover and the other Partnerships, see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers."

  . Substantial Tax Deferral for Hanover Limited Partners Not Electing to Exchange OP Units for Common Shares or Notes. The General Partner expects that Hanover Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of Hanover or a sale or other disposition of its assets in a taxable transaction. Thereafter, such Hanover Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right or the Hotel currently owned by Hanover is sold or otherwise disposed of in a taxable transaction by the Operating Partnership or the debt now secured by such Hotel is repaid, prepaid or substantially reduced. The federal income tax consequences of the Merger are highly complex and, with respect to each Hanover Limited Partner, are dependent upon many variables, including the particular circumstances of such Hanover Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Merger." Each Hanover Limited Partner is urged to consult with his own tax advisors as to the consequences of the Merger in light of his particular circumstances.


                                Hanover Supp-10

  . Risk Diversification. Participation in the Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence of Hanover Limited Partners upon the performance of, and the exposure to the risks associated with, its Hotel and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands. See "Business and Properties-- Business Objectives."

  . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership will generally have a significantly lower leverage to value ratio (approximately 62%), than Hanover currently, which has a leverage ratio of 81% (calculated as a percentage of Exchange Value), resulting in significant interest and debt service savings and greater financial stability.

  . Growth Potential. The General Partner believes that the Hanover Limited Partners, by directly or indirectly owning interests in a publicly traded real estate company focused primarily on a more diverse and growing upscale and luxury full-service hotel portfolio, will be able to participate in growth opportunities that would not otherwise be available to them.

  . Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a substantially greater equity value than Hanover individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to Hanover individually. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity, as compared to Hanover individually.

  . Public Market Valuation of Assets. The Partnership Units of Hanover currently trade at a discount to the net asset value of Hanover's assets. The General Partner believes that by exchanging interests in Hanover, which is a non-traded, finite-life limited partnership with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the Hanover Limited Partners will have the opportunity to participate in the recent trend toward ownership of real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the Hanover Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.

  If Hanover does not participate in the Merger, its business will continue in its current manner; however, the Operating Partnership may elect to contribute some or all of its interest in Hanover to a Non-Controlled Subsidiary.

DETERMINATION OF EXCHANGE VALUE OF HANOVER AND ALLOCATION OF OP UNITS

  GENERAL. The Exchange Value of Hanover will be equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partner has retained AAA to determine the market value of the Hotel as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of Hanover equals the Appraised Value of its Hotel, adjusted for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The "Continuation Value" of Hanover represents AAA's estimate, as adopted by the General Partner, of the discounted present value, as of January 1, 1998, of the Hanover limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender

                                Hanover Supp-11
     reserves), assuming that Hanover continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

  . Liquidation Value. The "Liquidation Value" of Hanover represents the General Partner's estimate of the net proceeds to Hanover limited partners resulting from the assumed sale as of December 31, 1998 of the Hotel of Hanover, at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value), less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

  Final determination of the Exchange Value of Hanover will be made as of the end of the four week accounting period ending at least 20 days prior to the Effective Date (the "Final Valuation Date") and will be equal to the greatest of Adjusted Appraised Value, Continuation Value and Liquidation Value as of such date. Adjusted Appraised Value, Continuation Value and Liquidation Value will be adjusted as of the Final Valuation Date (i) to reflect the amount of lender and capital expenditure reserves and the amount of deferred management fees as of such date, (ii) to increase the Adjusted Appraised Value by any amounts actually expended by Hanover after the Initial Valuation Date to perform deferred maintenance that were previously subtracted in determining the estimated Adjusted Appraised Value of Hanover and (iii) to reflect any changes in Hanover's other reserves, such as for litigation expenses and indemnification costs and any revised estimates of transfer and recordation taxes and fees. The General Partner does not believe that any adjustments to the Exchange Value will be material; however, if any such changes are deemed to be material, the General Partner will provide the Hanover Limited Partners with an opportunity to change their vote on the Merger.

  APPRAISED VALUE. Hanover's Hotel was appraised as of March 1, 1998 by AAA, an independent, nationally recognized hotel valuation and financial advisory firm experienced in the appraisals of lodging properties such as Hanover's Hotel. The appraisal ("Appraisal") was reviewed by a Member Appraisal Institute ("MAI") appraiser and certified by such MAI appraiser as having been prepared in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

  The purpose of the Appraisal is to provide an estimate of the "Market Value" of the Hotel. "Market Value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are equally motivated; (ii) both parties are well informed or well advised, and each is acting in what he considers his own best interest; (iii) a reasonable time frame is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. AAA made a site visit at Hanover's Hotel for purposes of the Appraisal.

  In preparing the Appraisal, AAA relied primarily on the income capitalization method of valuation, and then compared the value estimated by this method with recent sales of comparable properties, as a check on the reasonableness of the value determined through the income capitalization method. AAA employed the following procedures for determining the Appraised Value of the Hanover Hotel:

  . Historical 1997 and Projected Year's Earnings. AAA reviewed the historical 1997 net operating income (i.e., income before interest, taxes, depreciation and amortization) ("NOI") prior to incentive management fees and certain capital expenditures for the applicable Hotel. AAA also prepared a projection of the net operating income prior to incentive management fees and certain capital expenditures for the applicable Hotel for the twelve month period ending February 28, 1999 (the "Projected Year"), using historical financial information for the Hotel, budget information, a survey

                                Hanover Supp-12
     with the manager of the Hotel addressing the physical condition of the Hotel, local market conditions (including business mix, demand generators, future trends and predictability of business), changes in the competitive environment, comparison with direct competitors of the Hotel and risk factors relating to the particular Hotel. The resulting gross margin (ratio of total revenues to NOI prior to incentive management fees) was checked against AAA's database of the gross margins for similar hotels for reasonableness.

  . Impact of Incentive Management Fees. AAA estimated a normalized annual amount of incentive management fees payable under the applicable management agreement and subtracted this amount from the net operating income prior to incentive management fees and certain capital expenditures for 1997 and the Projected Year.

  . Impact of Owner Funded Capital Expenditures. AAA estimated normalized annual amounts of owner funded capital expenditures (over and above the FF&E reserve) based in part on projected owner funded capital expenditures estimated in the Engineering Study, including, in the case of Hanover, certain identified 1998 capital expenditures for which reserves have been set aside. The normalized amounts were then subtracted from the NOI prior to owner funded capital expenditures for 1997 and the Projected Year.

  . Capitalization of Adjusted NOI. AAA then capitalized the amount resulting from the foregoing adjustments ("Adjusted NOI") for 1997 and the Projected Year by dividing such amounts by capitalization rates that AAA determined to be appropriate. A capitalization rate represents the relationship between net operating income and sales prices of income producing property. AAA selected the capitalization rates based upon its review of current published surveys reflecting the opinions of investors and participants such as REITs, hotel acquisition/management companies and pension funds, lenders, brokers and consultants as to current capitalization rates, and its own database of capitalization rates reflected in recent transactions, adjusted for factors specific to the Hotel, such as location, physical condition, reserve policies, local market volatility and competition, guest mix, renovation influences and other income characteristics. AAA used separate capitalization rates that it deemed appropriate to capitalize 1997 historical Adjusted NOI and estimated Projected Year's Adjusted NOI. AAA then estimated the value of each Hotel based upon each of the values estimated by capitalizing 1997 and Projected Year's Adjusted NOI and its professional judgment. The following table sets forth the effective capitalization rates for 1997 and Projected Year's Adjusted NOI resulting from AAA's estimated Appraised Value of Hanover's Hotel.

   RESULTING EFFECTIVE CAPITALIZATION RATES FOR APPRAISAL OF HANOVER'S HOTEL

                                                          PROJECTED YEAR
              1997                                  (ENDING FEBRUARY 28, 1999)
              ----                                  --------------------------
              9.4%                                            10.1%

    The resulting Appraised Value of Hanover's Hotel, as estimated by AAA, is $49,400,000.

  . Comparison with Comparable Sales. AAA checked the Appraised Value of Hanover's Hotel derived by the foregoing procedures against its database of comparable sale transactions for reasonableness.

  The Appraisal is not a guarantee of present or future values and no assurance can be given as to the actual value of Hanover's Hotel. The Appraisals should be read in conjunction with other information, such as, but not limited to, the audited financial statements of Hanover.

  The Appraised Value, and the assumptions underlying the projections on which the Appraised Value is based, are contingent upon a series of future events, the outcomes of which are not necessarily within the Operating Partnership's control and cannot be determined at this time. There can be no assurance that another appraiser would not have arrived at a different result. Some of the assumptions inevitably will not materialize and unanticipated events and circumstances will occur subsequent to the date of the Appraisal. Furthermore, the

                                Hanover Supp-13
actual results achieved from Hanover's Hotel will vary from the results projected in the Appraisal and the variations may be material.

  ADJUSTED APPRAISED VALUE. The Adjusted Appraised Value of Hanover was determined by making various adjustments to the Appraised Value of Hanover's Hotel, as described below.

  . 1998 Capital Expenditure Reserves. For Hanover, an amount equal to the capital expenditure reserves which were set aside as of March 1, 1998 for various identified capital improvements in 1998 (which amounts resulted in reductions in the Appraised Value as described above) was added back to the Appraised Value.

  . Mortgage and Other Debt. The estimated principal balance and accrued interest (including participating interest that would accrue as a result of the Mergers) as of the Effective Date (assumed to be December 31,
     1998) of all mortgage and other debt of Hanover has been subtracted from the Appraised Value.

  . Mark to Market Adjustment. The third-party loans of the Partnerships have various interest rates and terms to maturity. In order to reflect the market value of the third-party loans of Hanover, the estimated Adjusted Appraised Value for Hanover has been decreased to "mark to market" the interest rate for such loans. This adjustment has been estimated by comparing the interest cost using the applicable interest rates on existing third-party loans over their remaining term to the interest cost using the interest rate that the Operating Partnership believes it would be able to obtain for unsecured debt in the market as of the Final Valuation Date (which would have been 8.0% per annum based on a 350 basis point (3.50%) spread over the yield on seven-year U.S. Treasury securities as of September 29, 1998). The mark to market adjustment for each loan was calculated by determining the difference between the present values, as of December 31, 1998, of the interest payments over the remaining term of the loan from January 1, 1999 to maturity using the actual interest rate as the discount rate as compared to using the assumed market rate as the discount rate.

  . Deferred Maintenance Costs. The estimated cost to complete any deferred maintenance items identified in the Engineering Study relating to the Hanover Hotel has been subtracted from the Appraised Value. The adjustments for this item will be reduced at the Final Valuation Date to reflect amounts expended after the Initial Valuation Date to perform such deferred maintenance. No adjustments have been made for previously budgeted capital expenditures or deferred maintenance costs estimated in the Engineering Study that are reflected in the cash flow projections used for purposes of estimating Appraised Values.

  The following table sets forth the adjustments to the Appraised Value made to derive the estimated Adjusted Appraised Value for Hanover as of the Initial Valuation Date.

         CALCULATION OF ESTIMATED ADJUSTED APPRAISED VALUE FOR HANOVER
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

      Appraised Value................................................. $ 49,400
      Capital expenditure reserve.....................................    1,690
      Mortgage debt...................................................  (29,394)
      Other debt......................................................  (10,398)
      Mark to market adjustment.......................................     (435)
      Deferred maintenance costs......................................      (72)
                                                                       --------
      Estimated Adjusted Appraised Value.............................. $ 10,791
                                                                       ========
      Estimated General Partner's share............................... $    442
      Estimated limited partner share of a Host subsidiary............ $  4,928
      Estimated total limited partners' share(1)...................... $ 10,349
      Per Partnership Unit............................................ $123,202

     --------
     (1) Includes estimated total limited partner share of a Host subsidiary.

                                Hanover Supp-14

  CONTINUATION VALUE. AAA estimated the Continuation Value of Hanover using the following methodology:

  . Estimated Future Cash Distributions. AAA prepared estimates of future partnership cash flow for Hanover for the 12-year period from January 1, 1998 through December 31, 2009 based upon the estimated 1998 NOI before incentive management fees used in the Appraisal and for each subsequent year applying an assumed annual stabilized growth rate (as shown in the table below) developed by AAA for this analysis. For each year in the projection period, AAA estimated the amount of cash available for distribution to Hanover's limited partners after payment of all management fees, debt service, owner funded capital expenditures based on the Engineering Study and other partnership expenses and after application of the applicable partnership agreement provisions. AAA assumed that Hanover's FF&E reserve was adequate and understood that Host determined that there were no reserve shortfalls or surpluses.

  . Refinancing Assumptions. AAA assumed that Hanover's debt would be refinanced with an interest rate of 8.58% per annum and a 25-year amortization schedule, with estimated refinancing costs of 2% of the refinanced amount being paid from operating cash flow.

  . Determination of Residual Value. To estimate the residual value of the Hanover limited partners' interest in Hanover at the end of the 12-year period, AAA assumed that the Hanover Hotel would be sold as of December 31, 2009 at its then market value. AAA estimated the market value of the Hotel as of such date by applying an exit capitalization rate that it deemed appropriate, using the factors described above in connection with the "--Appraised Value," which are set forth in the table below, to the estimated Adjusted NOI for 2009 (estimated as described above). AAA then subtracted estimated sales costs of 2.0% of the estimated market value, added lender reserves and subtracted the estimated outstanding principal balance of debt as of December 31, 2009 and deferred management fees to arrive at net sales proceeds available for distribution to Hanover's partners. AAA then determined what portion of such estimated net sales proceeds would be distributable to Hanover's limited partners under the partnership and debt agreements.

  . Discounting Distributions to Present Value. As a final step, AAA discounted the estimated future cash distributions to Hanover's limited partners from operations and estimated net sales proceeds to their present value as of January 1, 1998, using a discount rate of 20% per annum. AAA believes that this discount rate reflects the return on investment that investors expect from leveraged investments of this nature.

  While the 12-year period used by AAA is somewhat arbitrary and other firms may have used a different time period, the 12-year period was selected by AAA because it corresponds to the time period used in the Engineering Study to estimate owner funded capital expenditures. AAA and the General Partner believe that such 12-year period is within the accepted range of time periods used in valuations similar to the Continuation Value.

  The growth rate and exit capitalization rate used to determine the estimated Continuation Value for Hanover are as set forth below:

                     GROWTH RATE, EXIT CAPITALIZATION RATE
                 AND ESTIMATED CONTINUATION VALUE FOR HANOVER
          (DOLLARS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

                                                             ESTIMATED ESTIMATED
                                                 ESTIMATED    GENERAL   LIMITED        ESTIMATED
                                                CONTINUATION PARTNER'S PARTNERS'   CONTINUATION VALUE
  GROWTH RATE   EXIT CAPITALIZATION RATE (2009)    VALUE       SHARE   SHARE(1)  (PER PARTNERSHIP UNIT)
  -----------   ------------------------------- ------------ --------- --------- ----------------------
     3.7%                    9.9%                  $9,873     $1,633    $8,240          $98,090

--------
(1) Includes amounts attributable to limited partner interests of a Host subsidiary.

                                Hanover Supp-15

  LIQUIDATION VALUE. The Liquidation Value of Hanover was estimated by the General Partner and represents the estimated value of Hanover if all of its assets were sold as of December 31, 1998. Such value was based upon the Adjusted Appraised Value of Hanover, with the following adjustments: (i) the "mark to market" adjustment used to estimate the Adjusted Appraised Value was eliminated and instead prepayment or defeasance costs that would be payable under existing debt agreements (regardless of whether the debt in fact can be prepaid on December 31, 1998) were deducted from the Appraised Value and (ii) the deduction for transfer and recordation taxes used to estimate the Adjusted Appraised Value was eliminated and instead an amount equal to 2.5% of the Appraised Value of Hanover's Hotel was subtracted from the Appraised Value for estimated liquidation costs, expenses and contingencies. The General Partner then determined the portion of the estimated Liquidation Value that would be distributable to Hanover's limited partners under the terms of the partnership agreement and other contractual arrangements.

  The following table sets forth the adjustments made to the Adjusted Appraised Value to estimate the Liquidation Value of Hanover as of the Initial Valuation Date:

             CALCULATION OF ESTIMATED LIQUIDATION VALUE OF HANOVER
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

      Appraised Value................................................. $ 49,400
      Capital expenditure reserve.....................................    1,690
      Mortgage debt...................................................  (29,394)
      Other debt......................................................  (10,398)
      Prepayment/defeasance costs.....................................   (2,168)
      Deferred maintenance costs......................................      (72)
      Sales costs.....................................................   (1,235)
                                                                       --------
      Estimated Liquidation Value..................................... $  7,823
                                                                       ========
      Estimated General Partner's share............................... $    391
      Estimated limited partner share of a Host subsidiary............ $  3,539
      Estimated total limited partners' share(1)...................... $  7,432
      Per Partnership Unit............................................ $ 88,474

     --------
     (1) Includes estimated total limited partner share of a Host subsidiary.

  ESTIMATED EXCHANGE VALUE. The following table sets forth the estimated Exchange Value of Hanover (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum number of OP Units to be received (based upon a maximum price of $15.50 per OP Unit) and the estimated Note Election Amount for Hanover, all on a per Partnership Unit basis as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units will equal the number of OP Units exchanged. The estimated Note Election Amount for Hanover (which will be received by Hanover Limited Partners electing to receive Notes in exchange for OP Units) is equal to 80% of the estimated Exchange Value for Hanover. The estimated values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated as of the Final Valuation Date but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the Hanover Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be finally determined until such time.

                                Hanover Supp-16

 ESTIMATED EXCHANGE VALUE,MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNTS
                      OF HANOVER PER PARTNERSHIP UNIT(1)

                                                                    ESTIMATED
                                                         ESTIMATED   MINIMUM     ESTIMATED
ESTIMATED ADJUSTED      ESTIMATED          ESTIMATED     EXCHANGE   NUMBER OF  NOTE ELECTION
 APPRAISED VALUE    CONTINUATION VALUE LIQUIDATION VALUE VALUE(2)  OP UNITS(3)   AMOUNT(4)
------------------  ------------------ ----------------- --------- ----------- -------------
     $123,202            $98,090            $88,474      $123,202     7,949       $98,562

--------
(1) A Partnership Unit in Hanover represents an original investment of $100,000.
(2) The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.
(4) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").

  Price of OP Units To Pay Exchange Value to Hanover Limited Partners. Each Hanover Limited Partner will receive in exchange for his Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of such Hanover Limited Partner's Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Mergers (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). Thus, if the 20-day average trading price is less than $9.50, the price per OP Unit in the Merger would be $9.50; and if such average trading price is greater than $15.50, the price per OP Unit in the Merger would be $15.50. The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The OP Units will be issued to the Hanover Limited Partners promptly after the twentieth trading day following the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998).

  Hanover Limited Partners at the Effective Date of the Merger who retain OP Units will receive cash distributions from Hanover for all of 1998 and, if the Merger does not occur in 1998, any portion of 1999 prior to the Merger for which period they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by Hanover in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Merger does not occur prior to January 1, 1999, within 90 days after the Effective Date of the Merger in respect of any 1999 operations. The General Partner of Hanover does not expect that the Partnership will make any further distributions in respect of 1998 operations. Hanover Limited Partners at the Effective Date of the Merger who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from Hanover as Hanover Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Merger and prior to the issuance of Common Shares to those Hanover Limited Partners who elect to exchange their OP Units for Common Shares. Hanover Limited Partners at the Effective Date of the Merger who receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distribution from Hanover as Hanover Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  No fractional OP Units will be issued. Fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.


                                Hanover Supp-17

DETERMINATION OF VALUE OF THE GENERAL PARTNER'S AND OTHER HOST SUBSIDIARIES' INTERESTS IN HANOVER AND ALLOCATION OF OP UNITS TO THE GENERAL PARTNER AND OTHER HOST SUBSIDIARIES

  The value of the General Partner's interest will be determined in the same manner as the Exchange Value of the Hanover Limited Partners' Partnership Interests by the same methodologies set forth above and giving effect to the applicable distribution provisions in the Hanover partnership agreement. The number of OP Units that will be received by the General Partner will be equal to the value of its interest in Hanover divided by the same price per OP Unit used to determine the number of OP Units to be received by the Hanover Limited Partners.

  The following table sets forth the estimated value of the interest of the General Partner and other Host Subsidiaries in Hanover based upon the estimated aggregate Exchange Value of the Hanover Limited Partners' Partnership Interests as of the Initial Valuation Date and the estimated minimum number of OP Units to be received by the General Partner and other Host subsidiaries in respect thereof.

ESTIMATED VALUE OF THE GENERAL PARTNER'S AND A HOST SUBSIDIARY'S INTERESTS AND
                          MINIMUM NUMBER OF OP UNITS
                   (IN THOUSANDS, EXCEPT NUMBER OF OP UNITS)

Aggregate Estimated Exchange Value.................................... $10,791
Limited partners' share of aggregate Estimated Exchange Value.........  10,349
                                                                       -------
Estimated value of the General Partner's Interest..................... $   442
Estimated value of limited partner interest of a Host subsidiary......   4,928
                                                                       -------
Estimated total interests of the General Partner and a Host
 subsidiary........................................................... $ 5,370
                                                                       =======
Estimated minimum number of OP Units(1)...............................     346

--------
(1) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.

FAIRNESS ANALYSIS AND OPINION

FAIRNESS ANALYSIS

  The General Partner believes that the Merger provides substantial benefits and is fair to the Limited Partners of Hanover and recommends that all Limited Partners of Hanover consent to the Merger and the related amendment to the partnership agreement. The General Partner bases this recommendation primarily on (i) its view that the expected benefits of the Merger for the Hanover Limited Partners outweigh the risks and potential detriments of the Merger to the Hanover Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers" and "Risk Factors"), (ii) its view that the value of the OP Units allocable to the Hanover Limited Partners on the basis of the Exchange Value established for Hanover represents fair consideration for the Partnership Interests held by the Hanover Limited Partners and is fair to the Hanover Limited Partners from a financial point of view and (iii) the Appraisal and Fairness Opinion of AAA. See "--Fairness Opinion."

  The Merger is not conditioned upon the consummation of any of the other Mergers. The General Partner has considered this fact in evaluating the fairness of the Merger. The General Partner believes that the fairness of the Merger will not be materially affected by the presence or absence of any other individual Partnership or by any particular combination of other Partnerships and that the Merger will be fair to the Hanover Limited Partners, individually and as a whole, if it is consummated with any combination of other Participating Partnerships. The General Partner bases this belief primarily on the fact that the consideration to be paid to the Hanover Limited Partners has been established based upon Hanover's Exchange Value, without regard to any possible combination of other Partnerships.

                                Hanover Supp-18

  In reaching the conclusions implicit in the above recommendation, the General Partner has taken into account the following considerations, placing the greatest weight on the first two considerations:

  . The General Partner has concluded that the Exchange Value for Hanover represents fair consideration for the Partnership Interests of the Hanover Limited Partners in the Merger in relation to Hanover because the Exchange Value is equal to the greatest of the Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which is an acceptable method for determining the fair market value of a Partnership's assets. The General Partner also has concluded that the Exchange Value established for the Hanover Limited Partners fairly reflects the value of the assets held by Hanover.

  . Hanover Limited Partners who retain OP Units will be able to defer recognition of gain for tax purposes until such time as they choose to realize such gain based on their personal circumstances.

  . The General Partner has concluded that the potential benefits of the Merger to the Hanover Limited Partners, as described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," outweigh the potential risks and detriments of the Merger for the Hanover Limited Partners, as described in "Risk Factors."

  . The General Partner considered the maximum and minimum deemed values of OP Units established for purposes of the Merger. The General Partner noted that the maximum deemed value of the OP Units, which has the effect of establishing a minimum number of OP Units that Hanover Limited Partners will receive in the Merger, supports the fairness of the Merger. With regard to the minimum deemed value of the OP Units, which has the effect of establishing a maximum number of OP Units that Hanover Limited Partners will receive in the Merger, the General Partner concluded that such a provision is customary when there is a maximum exchange price and that the levels established for the minimum and maximum deemed values of the OP Units represent a reasonable allocation of the risk of fluctuation in the trading price of Host REIT Common Shares immediately following the Merger. The minimum value was set at a level that is less than the recent average trading price of Host common stock (after deducting an amount equal to the estimated per share Initial E&P Distribution to be made in connection with the REIT Conversion) and the maximum is higher than such adjusted trading price. The Merger Agreement limits the value of the distributions that Host and Host REIT can make to their shareholders and to the Blackstone Entities (through the Operating Partnership) prior to consummation of the Merger and provides that, if the Blackstone Acquisition is not consummated and as a result thereof the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share, then the maximum and minimum prices per OP Unit for purposes of the Mergers will be reduced by an amount equal to such excess distribution per share. Based upon these considerations and others, the General Partner concluded that the maximum and minimum deemed values of the OP Units support the fairness of the Merger to the Hanover Limited Partners.

  . The General Partner considered the method of allocating the OP Units received by Hanover in the Merger between the General Partner and the Hanover Limited Partners. Because the OP Units are allocated in accordance with the distribution provisions in the Hanover partnership agreement, the General Partner concluded that this method supports the fairness of the Merger to the Hanover Limited Partners.

  . The General Partner considered the method of allocating the OP Units to be owned by Host REIT and its subsidiaries (including the General Partner) following the REIT Conversion (without taking into account any OP Units that may be acquired in connection with the Common Share Election). The number of OP Units to be owned by Host REIT and its subsidiaries will be equal to the number of shares of Host common stock outstanding at the time. Because the formation of the Operating Partnership is functionally equivalent to the formation of a wholly owned subsidiary and reflects the one-for-one economic equivalence between shares of Host common stock and OP Units, the General Partner concluded that this method supports the fairness of the Merger to the Hanover Limited Partners.

  . The Fairness Opinion, in the view of the General Partner, supports the fairness of the Merger, even though it includes qualifications, limitations and assumptions relating to its scope and other factors that Hanover Limited Partners should consider carefully and does not conclude that the Exchange Value is

                                Hanover Supp-19
     the best price that could be obtained. The availability of the Fairness Opinion is particularly significant in light of the absence of arm's length negotiations in establishing the terms of the Merger.

  . The General Partner believes that the economic terms of the lease of the Hanover Hotel are fair and reasonable from the standpoint of the Operating Partnership.

  . Host REIT will benefit from the operations of the Operating Partnership only to the extent of the distributions received based upon its percentage interest in the Operating Partnership to the same extent as the other limited partners. The General Partner believes that this is a factor supporting the fairness of the Merger to the Hanover Limited Partners.

  . The General Partner believes that the value of the consideration to be received by the Hanover Limited Partners in the Merger is fair in relation to the value which would be derived by such Limited Partners under any of the alternatives described under "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers," especially since the Exchange Value of Hanover is equal to its Adjusted Appraised Value, which is the greatest of the Adjusted Appraised Value, the Continuation Value and the Liquidation Value. The consideration to be received by the Hanover Limited Partners in the Merger also is greater than the amounts paid in recent reported sales of Hanover Partnership Units, including the April 1997 tender offer by Host, which offered $40,000 per Partnership Unit and is significantly less than the estimated Exchange Value of $123,202 per Partnership Unit. The General Partner does not believe that the sale of Hanover's Hotel and liquidation of Hanover would obtain for Hanover Limited Partners as much value as the value to be received by such Hanover Limited Partners following the Merger. The General Partner believes that the following benefits are of the greatest value and importance to the Hanover Limited
     Partners:

    . Liquidity. The Merger and the REIT Conversion will offer Hanover Limited Partners liquidity with respect to their investment in Hanover because Hanover Limited Partners can elect to receive freely tradeable Host REIT Common Shares in connection with the Merger. In addition, Hanover Limited Partners who elect to retain OP Units, at any time commencing one year following the Effective Date, will be able to exercise their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price per Host REIT Common Share of $12.50). The election to exchange OP units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

    . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and Host REIT will make regular quarterly cash distributions to holders of Common Shares. Hanover will not distribute any cash during 1998; therefore, the ability to receive distributions quarterly and in regular amounts would be enhanced. The ability to receive regular quarterly cash distributions on a pro rata basis also will mitigate the absence of any preferential distribution rights of the Hanover Limited Partners under the partnership agreement of Hanover.

    . Risk Diversification. Upon consummation of the REIT Conversion, each Hanover Limited Partner's investment will be converted from an investment in Hanover, which owns one hotel, into an investment in an enterprise that is expected initially to own or control approximately 125 Hotels and will have a total market capitalization of approximately $3.4 billion, thereby reducing the dependence upon the performance of, and the exposure to the risks associated with, the Hotel currently owned by Hanover and spreading such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

    . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership will generally have a significantly lower leverage to value ratio (approximately 62%), than Hanover currently, which has a leverage ratio of 81% (calculated as a percentage of Exchange Value), resulting in significant interest and debt service savings and greater financial stability.

                                Hanover Supp-20

    . Substantial Tax Deferral. The General Partner expects that Hanover Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of Hanover or a sale or other disposition of its assets in a taxable transaction. The General Partner considered the possibility that the REIT Conversion might not occur in time for Host REIT to elect REIT status effective January 1, 1999, in which event Host REIT's election to be taxed as a REIT could be delayed until January 1, 2000 (and the Blackstone Acquisition might not be consummated). The General Partner believes that the overall benefits of the Merger and the REIT Conversion for the Hanover Limited Partners justify proceeding with the Merger as promptly as practicable, even if Host REIT's election to be taxed as a REIT might not be effective until January 1, 2000. The General Partner took into account the complexity of the REIT Conversion, the number of transactions that must occur to complete the REIT Conversion and the benefits to the Hanover Limited Partners of positioning Host REIT to qualify as a REIT as soon as practicable. The General Partner also recognized that a delay in the election of REIT status until January 1, 2000 would not reduce the anticipated Operating Partnership cash distributions per OP Unit (but the Host REIT cash distributions per Common Share would be reduced by the amount of corporation income taxes that Host REIT would have to pay for 1999).

  The General Partner believes that the factors described above, which support the fairness of the Merger to the Hanover Limited Partners, when weighed against the factors that may be disadvantageous, taken as a whole, indicate that the Merger is fair to the Hanover Limited Partners.

FAIRNESS OPINION

  AAA, an independent financial advisory firm with substantial real estate and partnership transaction experience, was engaged by the General Partner and the other General Partners to perform the Appraisals and to render the Fairness Opinion that (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of Hanover and each other Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the Hanover Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Hanover Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the Hanover Limited Partners and the Limited Partners of each other Partnership. The Fairness Opinion is addressed to each Partnership and it may be relied upon by each of the Hanover Limited Partners and the Limited Partners of each of the other Partnerships. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis by AAA, is set forth in Appendix B to the Consent Solicitation and should be read in its entirety. The material assumptions and qualifications to the Fairness Opinion are summarized below, although this summary does not purport to be a complete description of the various inquiries and analyses undertaken by AAA in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. For a more complete description of the assumptions and qualifications that limit the scope of the Fairness Opinion, see "-- Qualifications to Fairness Opinion" and "--Assumptions" below.

  The Fairness Opinion is not limited to any particular combination of Partnerships participating in the Mergers because there is no combination of Partnerships required in order to complete the Mergers. No Merger is conditioned upon the consummation of any other Merger. The Fairness Opinion addresses the fairness of the Exchange Value for each Partnership to the Limited Partners of each Partnership, which Exchange Value has been established for each Partnership without regard to any possible combination of Partnerships. In light of the foregoing, the Fairness Opinion will not be revised to reflect the actual Partnerships which participate in the Mergers.

                                Hanover Supp-21

  Although the General Partner advised AAA that certain assumptions were appropriate in its view, the General Partner imposed no conditions or limitations on the scope of the investigation by AAA or the methods and procedures to be followed by AAA in rendering the Fairness Opinion. The fees and expenses of AAA will be treated as a Merger Expense and will be paid by the Operating Partnership. In addition, the General Partner has agreed to indemnify AAA against certain liabilities. See "--Compensation and Material Relationships."

  Qualifications to Fairness Opinion. In the Fairness Opinion, AAA specifically states that it did not: (i) specifically consider other methodologies for allocation of the OP Units, (ii) address or conclude that other methodologies for allocation of the OP Units to Hanover and the other Partnerships might not have been more favorable to the Limited Partners in certain of the Partnerships, (iii) negotiate with the General Partner, the General Partners of other Partnerships or Host, (iv) participate in establishing the terms of the Merger and the other Mergers, (v) provide an opinion as to the terms and conditions of the Merger and the other Mergers other than those explicitly stated in the Fairness Opinion, (vi) make any independent review of the capital expenditure estimates set forth in the Engineering Study or (vii) make any estimates of Hanover's and each other Partnership's contingent liabilities.

  In connection with preparing the Fairness Opinion, AAA was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. AAA will not deliver any additional written opinion of the analysis, other than to update the written opinion if requested by the Operating Partnership.

  Experience of AAA. AAA is the world's largest independent valuation consulting firm and is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyout plans, private placements, limited partnerships, estate and corporate matters, other financial advisory matters and other valuation purposes.

  AAA was selected because of its experience in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, including transactions involving hotel partnerships, and the price for its services. The General Partner did not solicit proposals from any other appraisal or investment banking firms for the Appraisals or the Fairness Opinion. In addition, Host and its affiliates have previously engaged AAA to provide appraisals and fairness opinions in connection with other transactions.

  Summary of Materials Considered and Investigation Undertaken. As a basis for rendering the Fairness Opinion, AAA has made such reviews, studies and analyses as it deemed necessary and pertinent in order to provide it with a reasonable basis for the Fairness Opinion, including, but not limited to, the following: (i) reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the Form S-4 for the Mergers; (ii) provided the Market Value of each Hotel owned by each Partnership in a separate short form appraisal report and each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; as part of the Appraisals, AAA reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as it deemed necessary as a basis for the Fairness Opinion and the Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel; (iii) reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the Appraised Values in determining such Exchange Values; AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA; (iv) reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the partners of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners; (v) reviewed the General Partners' determination of the Liquidation Value of each

                                Hanover Supp-22

Partnership, and AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA; (vi) provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period; AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the Partnerships' expected operations and results; (vii) reviewed the terms of the ground leases of the Hotels and the partnership agreement of each Partnership;
(viii) reviewed audited and unaudited historical income statements, balance sheets and statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT; (ix) reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets; (x) conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities and equity; (xi) reviewed internal Marriott International, Host and Partnership financial analyses and other internally generated data for each Hotel and (xii) discussed all of the foregoing information, where appropriate, with management of Marriott International, Host and the Partnerships and their respective employees.

  Assumptions. In rendering its opinion, AAA relied, without independent verification, on the accuracy and completeness in all material respects of certain relevant publicly available information and information provided to AAA by Host and the Hotels. AAA assumed that all information furnished by Host, the Hotels and the Partnerships and their representatives, upon which AAA relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view. AAA also noted that the Fairness Opinion was based upon financial, economic, market and other considerations as they existed and could be evaluated as of March 1, 1998. AAA did not conduct any subsequent due diligence or valuation procedures, except that AAA reviewed year-to-date net house-profit results through September 11, 1998 as reflected on Marriott International's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, AAA concluded that nothing came to AAA's attention that would cause it to be unable to render the Fairness Opinion as of such date.

  Conclusions. AAA concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of October 8, 1998, the date of the Fairness Opinion: (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of each of the Hotels) are fair and reasonable, from a financial point of view, to the Hanover Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the Hanover Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the Hanover Limited Partners and the Limited Partners of each other Partnership. In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  Summary of Methodology. AAA evaluated each Partnership's Hotel(s) based upon the income capitalization approach and broadly applied the sales comparison approach. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales

                                Hanover Supp-23
comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. Since the Hotels are viable, existing, ongoing enterprises with an established market presence, work force and management team, the cost approach was not considered by AAA in the Appraisals. The income capitalization approach estimates a Hotel's capacity to produce income through an analysis of the market, operating expenses and net income. Net income may then be processed into a value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. The sales comparison approach looks at similar properties which have recently sold or are currently offered for sale in the market and are analyzed and compared with the Hotel being valued. For further description of the methodology employed by AAA in the Appraisals, see "Determination of Exchange Values and Allocation of OP Units."

  Compensation and Material Relationships. AAA has been paid a fee of $335,000 for its services as described herein, including the Appraisals and preparing to deliver the Fairness Opinion. In addition, AAA will be reimbursed for all reasonable out-of-pocket expenses, including legal fees and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee was negotiated between Host, the General Partners and AAA. Payment of the fee to AAA is not dependent upon completion of the Mergers. AAA has been previously engaged by Host and its affiliates to provide appraisals, fairness opinions and solvency opinions in connection with other transactions.

CASH DISTRIBUTIONS

  Historical Cash Distributions Paid by Hanover. Hanover has not paid any cash distributions to its Limited Partners in the First Two Quarters 1998 and for the fiscal years 1993 through 1997.

  Compensation and Distributions to the General Partner and Marriott International. Under Hanover's partnership agreement, the General Partner does not receive any fees or compensation in connection with managing the affairs of Hanover but the General Partner other Host subsidiaries are reimbursed for certain costs and expenses incurred on behalf of Hanover. In addition, the General Partner is entitled to distributions related to its interest in Hanover.

  Following the REIT Conversion, Host REIT will be entitled to receive cash distributions with respect to the OP Units that it owns and the Operating Partnership will pay (or reimburse Host REIT for) all expenses that Host REIT incurs, including taxes (subject to certain limited exceptions). Marriott International receives management fees and other reimbursements from Hanover under the Management Agreement.

  The following table sets forth the compensation, reimbursements and distributions paid by Hanover to the General Partner and other Host subsidiaries and payments made to Marriott International and its affiliates for the last three fiscal years and the First Two Quarters 1998 ("Historical") and the reimbursements and distributions that would have been paid to the General Partner and its affiliates and payments made to Marriott International for the last fiscal year and the First Two Quarters 1998 if the REIT Conversion had been in effect, assuming the Full Participation Scenario ("Pro Forma"). The Pro Forma estimates assume a distribution per OP Unit of $0.84 per year during 1997 and the First Two Quarters 1998 (based upon the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) and no distributions during 1996 and 1995 (based on an assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions).

                                Hanover Supp-24

                           HISTORICAL AND PRO FORMA
   COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNER AND
                            OTHER HOST SUBSIDIARIES
        AND PAYMENTS MADE TO MARRIOTT INTERNATIONAL AND ITS AFFILIATES
                                (IN THOUSANDS)

                                                                       FISCAL YEAR
                          FIRST TWO QUARTERS  --------------------------------------------------------------
                                 1998                 1997                 1996                 1995
                         -------------------- -------------------- -------------------- --------------------
                         HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA
                         ---------- --------- ---------- --------- ---------- --------- ---------- ---------
Reimbursements(1).......   $ 103      $ --      $ 191      $ --      $  56      $ --      $  43      $ --
Distributions(2)........     --         146       --         291       --           0       --           0
Payments made to
 Marriott International
 and Affiliates(3)......     691        691       517        517       --         --        535        --
                           -----      -----     -----      -----     -----      -----     -----      -----
  Total.................   $ 794      $ 837     $ 708      $ 808     $  56      $ --      $ 578      $ --
                           =====      =====     =====      =====     =====      =====     =====      =====

--------
(1) All expenses will be paid directly by the Operating Partnership, accordingly, there are no expected reimbursements on a pro forma basis.
(2) The amount of distributions payable to the General Partner and other Host subsidiaries on a pro forma basis in 1997 and the First Two Quarters 1998 assumes payment of distributions at a rate of $0.84 per annum per OP Unit (which represents the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31,
    1999) with respect to the estimated minimum number of OP Units that the General Partner and other Host subsidiaries will receive with respect to its general and limited partner interests in the Partnership, assuming all Partnerships participate in the Mergers and the maximum price of $15.50 per OP Unit. Such number does not reflect the aggregate number of OP Units Host REIT will receive in connection with the REIT Conversion. The amount of distributions payable to the General Partner and other Host subsidiaries on a pro forma basis in 1996 and 1995 are assumed to be zero (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions). The pro forma distributions payable to the General Partner and other Host subsidiaries are not necessarily indicative of the amounts that would have been distributed per OP Unit in such periods if the REIT Conversion and the Merger had been consummated as of the beginning of each period shown.
(3) Under the Management Agreement, effective August 18, 1997, payments made to Marriott International and its affiliates include base and incentive management fees, chain and central office services, and Marriott Rewards Program costs. Prior to August 18, 1997 under the Operating Lease, these costs and expenses were not the responsibility of the Partnership. During 1995, the Partnership paid Marriott International $535,000 of Additional Rental in accordance with the Operating Lease.

CERTAIN INFORMATION REGARDING THE HOTEL OWNED BY HANOVER

                                                      NUMBER OF
          NAME OF HOTEL         LOCATION OF HOTEL       ROOMS       DATE OPENED
          -------------         -----------------     ---------     -----------
      Hanover Marriott Hotel       Hanover, NJ           353           1986

  The table below sets forth certain performance information for Hanover's Hotel for the indicated periods.

                                FIRST TWO QUARTERS          FISCAL YEAR
                                --------------------  -------------------------
                                  1998       1997      1997     1996     1995
                                ---------  ---------  -------  -------  -------
   Average daily rate..........   $142.62    $123.98  $123.55  $113.50  $108.39
   Occupancy...................      71.5%      82.2%    80.8%    79.1%    74.4%
   REVPAR......................   $101.97    $101.91  $ 99.83  $ 89.78  $ 80.64
   % REVPAR change.............       0.1%       --      11.2%    11.3%     --

                                Hanover Supp-25

 The Hanover Marriott Hotel, Hanover, New Jersey

  The Hotel is a full-service Marriott hotel located on approximately 13.41 acres in a business/industrial park district. The Hotel is near several major highways, including New Jersey State Route 10 and I-287, as well as New Jersey State Routes 202, 206, 15, 46 and 24. Such routes are well-maintained two to six lane highways which run both north-south and east-west, providing easy access to Newark International Airport, New York City and points west.

  The Hotel is located within ten miles of many large corporations and manufacturers, including several Fortune 500 companies. The Hotel is across Route 10 from the Prudential Business Campus. Nearby Morristown is Morris County's central business district and seat of government, and also provides business, retail and historical attractions.

  The Hotel, which opened July 30, 1986, has a total of 260,000 square feet of building area and is operated as part of the Marriott Hotels, Resorts and Suites system. The Hotel contains a total of 353 guest rooms, including four suites. The Hotel also contains approximately 19,000 square feet of meeting space in the form of a grand ballroom and smaller meeting rooms and conference suites. The Hotel has one multi-purpose restaurant, one Japanese steak house and a 60-seat lobby lounge. Other features of the Hotel include a gift shop, business center, small hotel laundry, parking for 695 cars and a package of recreational facilities that includes an indoor/outdoor swimming pool, sauna, hydrotherapy pool and health club.

AMENDMENTS TO THE PARTNERSHIP AGREEMENT OF HANOVER

  In order to consummate the Merger as currently proposed, there are a number of amendments required to be made to Hanover's partnership agreement. Hanover Limited Partners must vote separately on the Merger and the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon Hanover's participation in the Merger. The required amendments generally include: (i) permitting Hanover to enter into the Lease with the Lessee; (ii) reducing to one the number of appraisals of the fair market value of Hanover's Hotel that Hanover must obtain before the General Partner can cause Hanover to sell its assets to the General Partner or an affiliate; and (iii) other amendments required to allow the transactions constituting the Merger or otherwise necessary or desirable to consummate the Merger or the REIT Conversion.

  The form of amendment to the Hanover partnership agreement is attached as an exhibit to the Registration Statement of which this Supplement is a part.

VOTING PROCEDURES

  HANOVER LIMITED PARTNERS ARE BEING ASKED TO VOTE SEPARATELY ON THE MERGER AND THE PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT, BUT HANOVER WILL NOT PARTICIPATE IN THE MERGER UNLESS BOTH PROPOSALS ARE APPROVED. The consent of Hanover Limited Partners holding more than 50% of the outstanding limited partner interests is required for participation in the Merger and to approve the related amendments to the partnership agreement. An affiliate of the General Partner holds 47.62% of the outstanding limited partner interests. The General Partner and its affiliate are required to vote their limited partner interests in Hanover in the same manner as the majority of the other limited partner interests vote so long as consents of a majority of limited partner interests held by Limited Partners are returned and not withdrawn prior to the end of the Solicitation Period.

  A Hanover Limited Partner may mark the Consent Form to vote "FOR," "AGAINST" or "ABSTAIN" with respect to participation in the Merger by Hanover and "FOR," "AGAINST" or "ABSTAIN" with respect to the amendments to the partnership agreement. The Partnership Interests of Hanover who fail to return a signed Consent Form by the end of the Solicitation Period will not be counted for purposes of determining whether a majority of Limited Partner Partnership Interests are present, while the Hanover Partnership Interests who abstain will be counted for purposes of establishing the number of Limited Partner Partnership Interests required to recognize the vote, but will effectively be counted as voting AGAINST the Merger and AGAINST the amendments to the partnership agreement. The voting procedures applicable to Hanover Limited Partners are set

                                Hanover Supp-26
forth in the Consent Solicitation under the heading "Voting Procedures-- Required Limited Partner Vote and Other Conditions."

  The Solicitation Period will commence on the date the Consent Solicitation and the other Solicitation Materials are first distributed to the Limited Partners and will continue until the later of (i) December 12, 1998 or (ii) such later date as the General Partner and the Operating Partnership may elect, in their discretion. Any Consent Form RECEIVED by the Tabulation Agent (in original or by facsimile) prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective, provided that such Consent Form has been properly signed. FOR HANOVER, A CONSENT FORM THAT IS PROPERLY SIGNED BUT NOT MARKED WILL BE VOTED "FOR" THE MERGER AND "FOR" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. A Hanover Limited Partner who has submitted a Consent Form may withdraw or revoke the Consent Form at any time prior to the expiration of the Solicitation Period.

  As of June 19, 1998, Hanover Hotel Acquisition Corporation, a wholly owned subsidiary of Host, holds 47.62% of the total number of Hanover's Partnership Units. No other person owned of record, or to the Partnership's knowledge owned beneficially, more than 5% of the total number of Partnership Units.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of OP Units in the Merger, each Hanover Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Hanover Limited Partner in connection with the Merger. If such certification or withholding certificate is not provided, the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Hanover Limited Partner in connection with the Merger, including both the value of the OP Units received and such Hanover Limited Partner's share of the liabilities of Hanover. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

OP UNIT EXCHANGE ELECTION PROCEDURES

 Description of the Common Share Election

  Hanover Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time during the period beginning on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (expected to be January 22, 1999 if the Effective Date of the Merger is December 30, 1998) (the "Election Period") (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). At their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if a Hanover Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. A Hanover Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Hanover Limited Partner who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives to Host REIT in the Merger for an equal number of Common Shares. The Common Shares will be issued to the Hanover Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock--Common Shares."

                                Hanover Supp-27

 Description of the Note Election

  Hanover Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and if revoked, made again, at any time prior to the end of the Election Period). Even if a Hanover Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. A Hanover Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each Hanover Limited Partner who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to the Operating Partnership for the Note. The Note will be issued to the Hanover Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of a Hanover Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the currently expected closing of the Merger), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Merger, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of the Hotel formerly owned by Hanover and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

 Election Procedures

  Hanover Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. A Hanover Limited Partner must make such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), unless extended. A Hanover Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election. The OP Unit Exchange Election Form must be submitted so that it is received by Hanover (c/o the Operating Partnership) at any time prior to the end of the Election Period. This election can be revoked, or an alternative election can be made, by submitting to Hanover, in writing, such revocation or alternative election so that it is received by Hanover at any time prior to the end of the Election Period.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of Common Shares or a Note in exchange for OP Units if a Hanover Limited Partner exercises the Common Share Election or the Note Election, each Hanover Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to Host REIT and the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such Hanover Limited Partner in connection with the Common Share Election or the Note Election. If such certification or withholding certificate is not provided, Host REIT or the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such Hanover Limited Partner in connection with the Common Share Election or the Note Election,

                                Hanover Supp-28
including both the value of the securities received and such Hanover Limited Partner's share of the liabilities of the Operating Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

FEDERAL INCOME TAX CONSEQUENCES

  In addition to the federal income tax consequences discussed in the sections of the Consent Solicitation entitled "Federal Income Tax Consequences" and "Risk Factors--Federal Income Tax Risks," Hanover Limited Partners should read carefully the following discussion of federal income tax consequences applicable specifically to the Hanover Limited Partners. The information included in this discussion is based upon various factual assumptions and information which are believed by the Operating Partnership and the General Partner to be reliable. However, some of these assumptions inevitably will not materialize and unanticipated events and circumstances will occur. Therefore, there likely will be differences between the information provided herein, including the numerical data and estimates, and actual results, and the variations may be material and adverse.

 Applicability of Tax Opinions

  Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to Host REIT, Host, and the Operating Partnership, has provided to Host REIT and the Operating Partnership an opinion letter (attached as Appendix C to the Consent Solicitation) as to certain federal income tax consequences to the Operating Partnership and the Hanover Limited Partners resulting from the Mergers and the REIT Conversion. The opinion letter is based upon certain assumptions and certain representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities and properties) of the Partnerships and Hotels contributed to the Operating Partnership by Host and the Blackstone Entities prior to the Mergers and the REIT Conversion of Host REIT, the Operating Partnership and the Partnerships following the Mergers and the REIT Conversion. In addition, prior to the Effective Date, Hogan & Hartson expects to provide to Host REIT and the Operating Partnership an opinion letter (substantially in the form of Appendix D to the Consent Solicitation) as to the qualification and taxation of Host REIT as a REIT under the Code beginning with its first full taxable year commencing following the REIT Conversion. The receipt of this opinion letter is a condition to the REIT Conversion and each of the Mergers. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  Each opinion provided by Hogan & Hartson in the opinion letter that is attached as Appendix C to the Consent Solicitation is applicable to the Hanover Limited Partners.

  The opinions already rendered by Hogan & Hartson are based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions, and the opinions to be rendered by Hogan & Hartson prior to the Effective Date will be based on the same authorities as of the date such opinions are rendered. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the one exception described below (see "--Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain") and in the Consent Solicitation under "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities," neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Mergers or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion.

                                Hanover Supp-29

 Tax Consequences of the Merger

  Overview. Hogan & Hartson has provided an opinion to the effect that the Merger will not result in the recognition of taxable gain or loss at the time of the Merger to a Hanover Limited Partner (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Merger;
(iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of any prepayment of the Hanover Mortgage Debt) in connection with the Merger or the REIT Conversion in excess of his aggregate adjusted basis in his Hanover Partnership Units at the time of the Merger; (iv) who is not required to recognize gain by reason of the exercise by another Hanover Limited Partner of his right to make the Common Share Election or the Note Election (which, in counsel's opinion, described below, should not be the result of such election); and (v) who does not have his "at risk" amount fall below zero as a result of the Merger or the REIT Conversion. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  With respect to the foregoing exceptions to nonrecognition treatment, the Operating Partnership and the General Partner believe as follows: (i) a Hanover Limited Partner who acquired his Hanover Partnership Units in the original offering of such Partnership Units and who has held such Partnership Units at all times since would not be considered to receive, as a result of the Merger, a distribution (or a deemed cash distribution resulting from relief from liabilities) that exceeds his aggregate adjusted basis in his Hanover Partnership Units at the time of the Merger, and would not have his "at risk" amount fall below zero as a result of the Merger, even if all of the Hanover Mortgage Debt were to be repaid in connection with the Merger or the REIT Conversion, and (ii) a portion of the personal property owned by Hanover will need to be sold to a Non-Controlled Subsidiary in connection with the REIT Conversion, although this sale should not result in the recognition of any income by the Hanover Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Overview" in the Consent Solicitation and "Tax Allocations upon the Sale of Certain Personal Property Associated with the Hanover Marriott Hotel" below.

  With respect to the effects of a Hanover Limited Partner's election to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger, Hogan & Hartson is of the opinion that it is more likely than not that a Hanover Limited Partner who does not elect to receive Common Shares or a Note in connection with the Merger will not be required to recognize gain by reason of another Hanover Limited Partner's exercise of either of such rights. With respect to the exercise of a Unit Redemption Right, Hogan & Hartson is of the opinion that it is more likely than not that a Hanover Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Merger but less than two years after such date will not cause the Merger itself to be a taxable transaction for the Hanover Limited Partner (or the other Hanover Limited Partners). See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation. Opinions of counsel, however, do not bind the IRS or the courts, and no assurances can be provided that such opinions will not be challenged by the IRS or will be sustained by a court if so challenged.

  The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, Hanover Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections).

  Deemed Cash Distribution and Resulting Taxable Gain. With respect to his Hanover Partnership Units, a Hanover Limited Partner will receive no actual cash distribution in connection with the Merger but would be deemed to receive a cash distribution in connection with the Merger to the extent that his share of Operating Partnership liabilities immediately after the Merger and the REIT Conversion is less than his share of Hanover liabilities immediately prior to the Merger. For example, any prepayment of the Hanover Mortgage Debt or debt encumbering other Hotels may result in a deemed cash distribution to the Hanover Limited Partners. See

                                Hanover Supp-30

"Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. Even though the Hanover Mortgage Debt and the debt encumbering other Hotels is not expected to be repaid or refinanced in connection with the Mergers and the REIT Conversion (except as described in the Consent Solicitation), a Hanover Limited Partner's share of indebtedness following the Mergers and the REIT Conversion may nonetheless decrease in comparison to the Limited Partner's estimated aggregate share of Hanover indebtedness as of December 31, 1998 (calculated based on the assumption that the Mergers did not occur) by reason of the manner in which the debt allocation rules work when multiple assets with different levels of leverage are consolidated into a single partnership.

  A Hanover Limited Partner, however, would recognize taxable gain as a result of any deemed cash distribution only to the extent that the deemed cash distribution were to exceed his adjusted tax basis in his Hanover Partnership Units immediately prior to the Merger. As noted above, the Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that a Limited Partner who acquired his Hanover Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since the offering will have an adjusted tax basis in excess of the deemed cash distribution that might occur in connection with the Merger and the REIT Conversion. Therefore, such a Hanover Limited Partner should not recognize gain due to such deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The adjusted tax basis of a Hanover Limited Partner who did not acquire his Hanover Partnership Units in the original offering of such Partnership Units or who has not held his Hanover Partnership Units at all times since such offering could vary materially from that of a Hanover Limited Partner who did so. If a Hanover Limited Partner has an adjusted tax basis in his Hanover Partnership Units (per Hanover Partnership Unit) that is substantially less than the adjusted tax basis of a Hanover Limited Partner who acquired his Hanover Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since, he could recognize gain due to any deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The Operating Partnership has no current plan or intention to cause the prepayment of the Hanover Mortgage Debt or, except as described in the Consent Solicitation, any of the nonrecourse liabilities encumbering the Hotels owned by the other Partnerships (other than with the proceeds of indebtedness that would be considered nonrecourse liabilities allocable to the Hotel being refinanced). The Operating Partnership, however, will have to repay mortgage indebtedness securing the Hotels owned by the Partnerships at the time such indebtedness matures. There can be no assurance that at such time the Operating Partnership will be able to secure nonrecourse mortgage indebtedness secured only by those Hotels in an amount sufficient to avoid a deemed cash distribution to the former Limited Partners in those Partnerships, including Hanover (although such a deemed distribution of cash may or may not result in the recognition of taxable income or gain by the former Hanover Limited Partners). Moreover, the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. In view of these considerations and the potential adverse consequences to Limited Partners in certain Partnerships, the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT (i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752, (ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels (including the Hanover Mortgage Debt), would be considered to be "secured" by those Hotels for purposes of allocating the liabilities for tax basis purposes (and thus would be allocable, at least in substantial part, to the former Limited Partners in the Partnerships owning those Hotels, including the Hanover Limited Partners), and (iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code Section 465. The IRS has recently issued a ruling to that effect to another taxpayer, and has indicated to the Operating Partnership's representatives that it is favorably inclined to issue that ruling to the Operating Partnership.

                                Hanover Supp-31

  Section 465(e) Recapture. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Section 465(e) Recapture," the "at risk" rules of Section 465 of the Code generally apply to limit the use of partnership losses by a partner. Under Section 465(e) of the Code, a partner may be required to include in gross income, or "recapture," losses previously allowed to such partner with respect to his investment in a partnership if the amount for which the partner is "at risk" in relation to his investment in the partnership is less than zero at the close of the taxable year. The "at risk" rules generally do not apply to losses attributable to real property placed in service prior to January 1, 1987 by the taxpayer or to losses attributable to a partnership in which the taxpayer acquired his interests before that date (the "grandfather" rule). Thus, the "at risk" rules have not been applicable to date to those Hanover Limited Partners who acquired their Partnership Units at the time of the original offering in November of 1986 or at any time prior to January 1, 1987 and who have held those Partnership Units since the date of the acquisition. The Hanover Limited Partners will, however, become subject to the "at risk" rules as a result of the Merger and their receipt of OP Units in connection therewith (since the OP Units do not qualify for the "grandfather" rule).

  It is possible that the consummation of the Mergers and the REIT Conversion or the repayment of certain "qualified nonrecourse financing" of the Operating Partnership, the Hotel Partnerships or the Hotels contributed to the Operating Partnership by the Blackstone Entities at the time of or following the Mergers and the REIT Conversion could, singularly or in combination, cause a Hanover Limited Partner's amount at risk in relation to his investment in Hanover (and, after the Mergers, in the Operating Partnership) to be reduced below zero, resulting in an income inclusion to the Limited Partner under Section 465(e) of the Code. Currently, a sufficient portion of the current debt of Hanover constitutes "qualified nonrecourse financing" so that the Hanover Limited Partners have positive at risk amounts. The Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that a Hanover Limited Partner who acquired his Hanover Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since will have a positive at risk amount immediately following the Merger and the REIT Conversion, even if all of the Hanover Mortgage Debt were to be repaid in connection with the Merger and the REIT Conversion and such Hanover Limited Partners were to have no share of any other "qualified nonrecourse financing" following the Mergers and the REIT Conversion.

  It is possible, however, that a former Hanover Limited Partner's at risk amount could decline in the future, either because of the allocation of losses from the Operating Partnership to that former Hanover Limited Partner or because of cash distributions by the Operating Partnership to that former Hanover Limited Partner in excess of the taxable income allocable to him with respect to his OP Units. In that event, it may be necessary for the former Hanover Limited Partner to have a share of "qualified nonrecourse financing" from the Operating Partnership in order to avoid recognizing income by reason of his at risk amount falling below zero. Moreover, there can be no assurance that debt incurred by the Operating Partnership in the future to refinance the Hanover Mortgage Debt or outstanding mortgage debt of the other Hotel Partnerships or the Hotels contributed by the Blackstone Entities will qualify as "qualified nonrecourse financing." If, however, the Operating Partnership were to obtain the requested ruling from the IRS and were to refinance existing mortgage indebtedness of the Partnerships with the type of indebtedness described in the ruling, such indebtedness should constitute "qualified nonrecourse financing" for purposes of the "at risk" rules.

  Impact of Assumption of Hanover Liabilities by the Operating Partnership. As described in the Consent Solicitation, see "Federal Income Tax Consequences-- Tax Consequences of the Mergers--Disguised Sale Regulations," a Hanover Limited Partner will recognize gain to the extent he is treated as having sold all or part of his Hanover Partnership Interest in a "disguised sale." For purposes of these rules, certain reductions in a partner's share of partnership liabilities are treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that reduction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis in his partnership interest. However, if a transfer of property by a partner to a partnership is not otherwise treated as part of a disguised sale, then any reduction in the partner's share of "qualified liabilities" also will not be treated as part of a disguised sale. A "qualified liability" in connection with a transfer of property to a partnership includes (i) any liability incurred more than

                                Hanover Supp-32
two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period; (ii) a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred; (iii) a liability that is traceable under the Treasury Regulations to capital expenditures with respect to the property; and (iv) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business. However, a recourse liability is not a "qualified liability" unless the amount of the liability does not exceed the fair market value of the transferred property (less any other liabilities that are senior in priority and encumber such property or any allocable liabilities described in (iii) or (iv), above) at the time of transfer.

  Hogan & Hartson believes, based on factual representations made by the Operating Partnership and the General Partner relating to the facts and circumstances surrounding each such liability, that all liabilities of Hanover fall into one of the four categories of "qualified liabilities" described above and, accordingly, that the mere assumption by the Operating Partnership of the outstanding liabilities of Hanover will not give rise to a "disguised sale" by any of the Hanover Limited Partners.

 Tax Treatment of Hanover Limited Partners Who Hold OP Units Following the
Merger

  Initial Basis in Units. In general, a Hanover Limited Partner will have an initial tax basis in his OP Units received in the Merger with respect to his Hanover Partnership Units equal to the basis in his Hanover Partnership Units at the time of the Merger, reduced to reflect any deemed cash distributions resulting from a reduction in his share of Hanover liabilities and increased to reflect his share of other liabilities of the Operating Partnership and any gain required to be recognized in connection with the Merger and the REIT Conversion. For a discussion of the federal income tax considerations for a Hanover Limited Partner from a reduction in basis that may result from the Merger and the REIT Conversion, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Initial Tax Basis of OP Units" in the Consent Solicitation.

  Tax Allocations by the Operating Partnership upon a Sale of Hanover Marriott Hotel. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to as the "Book-Tax Difference"). The Operating Partnership and the General Partner estimate, based upon and subject to the assumptions and other limitations described below, that the Book-Tax Difference for all Hanover Limited Partners (but excluding all of Host's interests) with respect to the Hanover Marriott Hotel will be $2,336,940 upon the consummation of the Merger.

  If the Operating Partnership were to sell the Hanover Marriott Hotel, the former partners of Hanover (including Host REIT with respect to Host's interest in Hanover currently held indirectly by Host through the General Partner and Hanover Hotel Acquisition Corp.) would be specially allocated by the Operating Partnership an aggregate amount of taxable gain equal to the aggregate Book-Tax Difference with respect to the Hanover Marriott Hotel. The share of such gain allocable to a Hanover Limited Partner who acquired his Hanover Partnership Units in the original offering of such Partnership Units and held such Partnership Units at all times since would be $63,680 per Hanover Partnership Unit if such Limited Partner acquired his Hanover Partnership Units for cash, and $51,280 per Hanover Partnership Unit if such Limited Partner required his Partnership Units pursuant to an installment purchase plan. The share of such gain of a Hanover Limited Partner who did not acquire his Hanover Partnership Units in the original offering of such Partnership Units or who has not held his Partnership Units at all times since such offering could vary materially from this amount. If the Operating

                                Hanover Supp-33

Partnership were to sell the Hanover Marriott Hotel with a Book-Tax Difference, the remaining Book-Tax Difference at the time the Hotel is sold would be required to be allocated exclusively to the former Hanover Limited Partners and the General Partner, even though the proceeds of such sale would be allocated proportionately among all the partners in the Operating Partnership (and would likely be retained by the Operating Partnership, rather than distributed to holders of OP Units and Common Shares of Host REIT). The Hanover Limited Partners would not be entitled to any special distributions from the Operating Partnership in connection with such a sale, and thus would not necessarily receive cash distributions from the Operating Partnership sufficient to pay such additional taxes. Although the Partnership Agreement does not impose any restrictions upon the Operating Partnership preventing it from causing the sale of the Hanover Marriott Hotel at any time following the Merger, the Operating Partnership does not have current plans to pursue a sale of the Hotel. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" in the Consent Solicitation.

  Tax Allocations upon the Sale of Certain Personal Property Associated with the Hanover Marriott Hotel. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the REIT Conversion--Income Tests Applicable to REITs" and "-- Taxable Income Attributable to Sales of Personal Property in Connection with the REIT Conversion," if the rent attributable to personal property leased in connection with the lease of each Hotel is greater than 15% of the total rent received under the lease of such Hotel, the portion of the rent attributable to the personal property will not constitute qualifying income to Host REIT (the "15% Personal Property Test"). The Operating Partnership and the General Partner have determined that the percentage of rent attributable to the personal property to be leased in connection with the lease of the Hanover Marriott Hotel would not satisfy the 15% Personal Property Test. The 15% Personal Property Test is a mechanical test that is based not on the relative fair market value of the assets subject to lease, or the relative fair rental value of those assets, but, rather, is based on the average relative adjusted tax bases of the assets subject to the lease. Accordingly, immediately prior to the Merger, the Operating Partnership will require Hanover, if it chooses to participate in the Merger, to sell to a Non-Controlled Subsidiary a portion of the personal property associated with the Hanover Marriott Hotel. This sale, which will be a taxable transaction, may result in the recognition by Hanover of an amount of taxable gain to the extent of the difference, if any, between the fair market value of the personal property at the time of the sale and the adjusted tax basis of such property at that time. The actual amount of such gain, if any, will be determinable only at the time of the sale and will be affected by the specific personal property selected to be sold and the fair market value and adjusted basis of that personal property. Pursuant to the Hanover partnership agreement, any such taxable gain will be characterized as ordinary recapture income and will be allocated by Hanover to the Hanover partners in the same proportions and to the same extent that such partners were allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income prior to the Merger. The Operating Partnership and the General Partner have determined that any such recapture income arising upon the sale of the personal property should properly be allocated to the General Partner, which would not be entitled to any special distribution from Hanover in connection with such a sale of personal property.

  Tax Allocations with Respect to Contributed Hotels Generally. The tax allocations of depreciation to the Hanover Limited Partners may change significantly as a result of the Mergers and the REIT Conversion for two reasons. First, as described above, pursuant to Section 704(c) of the Code, depreciation and deductions attributable to the Hanover Marriott Hotel will be required to be allocated for federal income tax purposes in a manner such that the Hanover Limited Partners are charged with the Book-Tax Difference associated with the Hotel at the time of the consummation of the Merger. Consequently, a Hanover Limited Partner will be allocated less depreciation with respect to the Hanover Marriott Hotel than would be the case if the Mergers had not occurred and the Hanover Limited Partner had continued to hold his Hanover Partnership Units. (On the other hand, a former Hanover Limited Partner will be allocated depreciation with respect to other Hotels acquired by the Operating Partnership in connection with the Mergers and the REIT Conversion, including the Hotels owned by the other Hotel Partnerships and the Hotels being contributed to the Operating Partnership by Host and the Blackstone Entities in connection with the Merger and the REIT Conversion.) Second, the Mergers will cause the technical termination under Section 708(b)(1)(B) of the Code of certain of the Hotel Partnerships that

                                Hanover Supp-34
participate in the Mergers and the REIT Conversion. The Operating Partnership will take certain steps intended to prevent such a termination of Hanover, but there can be no assurance that the IRS will not determine that Hanover experienced a termination as a result of the Merger. Section 168(i)(7) of the Code provides, in effect, that when a partnership terminates under Section 708(b)(1)(B) of the Code, the partnership must begin new depreciation periods for its property. As a result, the remaining bases of the real estate components of the Hotels held by the Hotel Partnerships that terminate will be depreciated over 39 years, rather than over the remaining current lives of such Hotels (which range from less than one year to 39 years). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Effect of Mergers on Depreciation" in the Consent Solicitation.

  In light of the complexity of the governing rules affecting the calculation and allocation of depreciation with respect to properties contributed to a partnership, particularly when a number of those properties are subject to the separate adjustments required in connection with a technical termination under
Section 708 of the Code, the number of Hotels that the Operating Partnership will be acquiring in connection with the Mergers, the Blackstone Acquisition and the REIT Conversion, and the impact on these calculations of other outside events, including equity offerings by Host or Host REIT and other acquisitions undertaken by Host, Host REIT or the Operating Partnership prior to or in connection with the REIT Conversion, the Operating Partnership and the General Partner believe that it is impossible to predict with any degree of precision the impact that the Mergers and the REIT Conversion will have on the future depreciation (and, consequently, the amount of taxable income) allocable to a Hanover Limited Partner.

  Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership. The passive loss limitation rules generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate, which would include the Operating Partnership for Hanover Limited Partners) to the extent that such losses are not in excess of the taxpayer's income from passive activities or investments. A Hanover Limited Partner would be able to offset losses from other passive activities against income from the Operating Partnership that is considered passive income (but not portfolio income) so long as the Operating Partnership is not treated as a publicly traded partnership. The Operating Partnership and the General Partner believe, however, that there is a substantial risk that the Operating Partnership will be treated as a publicly traded partnership for purposes of the passive loss limitation rules. In this event, any losses or deductions of the Operating Partnership allocable to a Hanover Limited Partner after the Merger could not be used to offset passive income from other passive activities. Similarly, losses from other passive activities could not be applied to offset income of the Operating Partnership allocated to a Hanover Limited Partner. A Hanover Limited Partner, however, would be able to offset any passive losses from his investments against any gain recognized by the Hanover Limited Partner as a result of the Merger.

  State and Local Taxes. Hanover Limited Partners holding OP Units will be subject to state and local taxation in a number of jurisdictions in which the Operating Partnership directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. In this regard, immediately following the Mergers and the REIT Conversion, the Operating Partnership expects that it will own properties in 28 states across the United States and the District of Columbia. Currently, Hanover owns property in only one state. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--State and Local Taxes" in the Consent Solicitation.

 Assumptions Used in Determining Tax Consequences of the Merger

  In preparing the discussion set forth above, the Operating Partnership and the General Partner made several key assumptions, which are described below. If any such assumption is not accurate with respect to a particular Hanover Limited Partner, the tax consequences of the Merger to such Hanover Limited Partner could be substantially different from those reflected above. ACCORDINGLY, EACH HANOVER LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT

                                Hanover Supp-35

OF SUCH HANOVER LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

  First, with respect to a Hanover Limited Partner's basis in his Hanover Partnership Units prior to the Merger, the Operating Partnership and the General Partner assumed that a Hanover Limited Partner acquired his Hanover Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since the offering (the "Original Limited Partner's Adjusted Basis"). In general, each Hanover Limited Partner had an initial tax basis in his Hanover Partnership Units ("Initial Basis") equal to his cash investment Hanover (plus his proportionate share of the Hanover's nonrecourse liabilities at the time he acquired his Hanover Partnership Units). A Hanover Limited Partner's Initial Basis generally has been increased by (a) such Limited Partner's share of Hanover's taxable income and (b) any increases in his share of the liabilities of Hanover. Generally, such Limited Partner's Initial Basis has been decreased (but not below zero) by (i) his share of Hanover cash distributions, (ii) any decreases in his share of liabilities of Hanover, (iii) his share of losses of Hanover, and
(iv) his share of nondeductible expenditures of Hanover are not chargeable to capital.

  The General Partner has set forth on Appendix E to the Consent Solicitation for Hanover (i) the Original Limited Partner's Adjusted Basis as of December 31, 1997 for each such Hanover Limited Partner, and (ii) an estimate of such Hanover Limited Partner's Original Limited Partner's Adjusted Basis as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). The General Partner also has set forth on Appendix E to the Consent Solicitation for each Hanover Limited Partner whose adjusted basis in his Hanover Partnership Interest is the same as the Original Limited Partner's Adjusted Basis (i) the Hanover liabilities allocable to such Hanover Limited Partner as of December 31, 1997, and (ii) an estimate of the Hanover liabilities allocable to such Limited Partner as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). Each of these estimates is shown separately for those Hanover Limited Partners who required their Partnership Units at the time of the original offering pursuant to an installment purchase plan.

  The adjusted tax basis of a Hanover Limited Partner who did not acquire his Hanover Partnership Units in the original offering of such Partnership Units could vary materially from that of a Hanover Limited Partner who did so for various reasons. If a Hanover Limited Partner has an adjusted tax basis in his Hanover Partnership Units that is less than the Original Limited Partner's Adjusted Tax Basis, the Merger might result in the receipt by the Hanover Limited Partner of a deemed distribution of cash in excess of his adjusted tax basis in his Hanover Partnership Units, which could result in the recognition of income or gain.

  Finally, the Operating Partnership and the General Partner assumed that the Merger will be treated for federal income tax purposes as the transfer by the Hanover Limited Partners of their interests in the Partnership to the Operating Partnership in exchange for OP Units. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either
(i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units, or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units (and possibly Notes and/or Common Shares) and the subsequent distribution of such OP Units (and possibly Notes and/or Common Shares) to its partners. If the Merger is recharacterized in the manner described in (ii) in the preceding sentence, the tax consequences of the Merger to the Hanover Limited Partners likely would be materially affected.

  EACH HANOVER LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH HANOVER LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER. THE TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER TO A PARTICULAR HANOVER LIMITED PARTNER COULD VARY SUBSTANTIALLY FROM THE CONSEQUENCES DESCRIBED ABOVE.

                                Hanover Supp-36

 Tax Treatment of Hanover Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election

  A Hanover Limited Partner who exercises his right to make the Common Share Election or the Note Election and receives Common Shares or a Note in connection with the Merger will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur (i) with regard to a Hanover Limited Partner who makes the Common Share Election, at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), and (ii) with regard to a Hanover Limited Partner who makes the Note Election, on the Effective Date of the Merger (which currently is expected to be December 30, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Common Share Election will equal the sum of the fair market value of the Common Shares received (i.e., the Exchange Value, currently estimated as $123,202 per Hanover Partnership Units) plus the portion of Hanover's liabilities allocable to the Hanover Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $150,038 per Hanover Partnership Unit as of December 31, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Note Election will equal the sum of the "issue price" of the Note (i.e., the face amount of the Notes, currently estimated as $98,562 per Hanover Partnership Unit) plus the portion of the Hanover liabilities allocable to the Hanover Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $150,038 per Hanover Partnership Unit as of December 31,
1998). To the extent the applicable amount realized exceeds the Hanover Limited Partner's adjusted basis in his Hanover Partnership Units, the Hanover Limited Partner will recognize gain. The Operating Partnership and the General Partner estimate (assuming the Hanover Limited Partner acquired his Hanover Partnership Units at the time of the original offering, and has held such Partnership Units at all times since the offering) that the amount of gain that would be recognized by a Hanover Limited Partner who made the Common Share Election would be approximately $50,322 per Hanover Partnership Unit, as of December 31, 1998, if such Partnership Unit were acquired for cash, and $37,922 per Partnership Unit if such Partnership Unit were required pursuant to an installment purchase plan. The amount of gain that would be recognized by a Hanover Limited Partner who made the Note Election would be approximately $25,682 per Hanover Partnership Unit, as of December 31, 1998, if such Partnership Unit were acquired for cash, and $13,282 per Hanover Partnership Unit if such Partnership Unit were acquired pursuant to an installment purchase plan. For a discussion of the federal income tax rates applicable to the net capital gain from the sale of a capital asset, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Disposition of OP Units by Limited Partners" in the Consent Solicitation. In this regard, the General Partner estimates that, as of December 31, 1998, if Hanover sold the Hanover Marriott Hotel in a fully taxable transaction for a net amount, after payment of liabilities, equal to the Exchange Value of Hanover (with respect to a Limited Partner who makes the Common Share Election) or by reference to the Note Election Amount of Hanover (with respect to a Limited Partner who makes the Note Election), the "unrecognized Section 1250 gain" per Hanover Partnership Unit for a Limited Partner who makes the Common Share Election or the Note Election would be $14,352 if such Partnership Unit were acquired for cash, and $12,246 per Hanover Partnership Unit if such Partnership Unit were acquired pursuant to an installment purchase plan and the gain subject to tax as ordinary income under Code Section 1245 per Hanover Partnership Unit would be $1,036 if such Partnership Unit were acquired for cash, and $1,036 per Hanover Partnership Unit if such Partnership Unit were acquired pursuant to an installment purchase plan. A Hanover Limited Partner who makes the Common Share Election or the Note Election would be able to treat any per Partnership Unit passive activity loss carryforwards with respect to the activities of Hanover, to the extent the sum of such losses exceeds its passive activity income for 1998, as losses that are not from a passive activity and, therefore, not subject to the passive activity loss limitation rules. For purposes of determining the gain recognized by a Limited Partner as a result of making the Common Share Election or the Note Election, an Original Limited Partner's Adjusted Basis reflects such Limited Partner's share of the syndication costs incurred by his Partnership at formation. An original Hanover Limited Partner's share of syndication costs was $13,358 per Hanover Partnership Unit.

  The following tables show the estimated amount of long term capital gain,
Section 1245 ordinary income, and "unrecognized Section 1250 gain" that a Hanover Limited Partner who exercises either the Common Share

                                Hanover Supp-37

Election or the Note Election would recognize, on a per Hanover Partnership Unit basis (assuming that the Hanover Limited Partner acquired his Hanover Partnership Units at the time of the original offering for cash or pursuant to an installment purchase plan, as applicable, and has held such Partnership Units at all times since the offering), the maximum statutory federal income tax rates that would apply to such categories of gain, and the hypothetical tax that would be owed if such income or gain simply were to be multiplied by the maximum statutory federal income tax rates that would apply to such categories of gain. This table does not take into account any state, local or foreign income taxes that would be payable in respect of such gain. In addition, because of the intricacies of the calculation of federal income taxes (including the indirect impact that various items can have on other items in a taxpayer's federal income tax return), the actual additional federal income tax owed by a Hanover Limited Partner who recognizes such gain is likely to be either higher or lower (perhaps by a material amount) than the amounts shown on the following table.

HANOVER LIMITED PARTNER WHO PURCHASED HIS HANOVER PARTNERSHIP UNITS FOR CASH:

                              COMMON SHARE ELECTION             NOTE ELECTION
                          ----------------------------- -----------------------------
                                  MAXIMUM                       MAXIMUM
                                  FEDERAL  HYPOTHETICAL         FEDERAL  HYPOTHETICAL
                                 STATUTORY   FEDERAL           STATUTORY   FEDERAL
                           GAIN    RATE        TAX       GAIN    RATE        TAX
                          ------ --------- ------------ ------ --------- ------------
Long-Term Capital Gain..  34,934   20.0%       6,987    10,294   20.0%      2,059
"Unrecognized Section
 1250 Gain".............  14,352   25.0%       3,588    14,352   25.0%      3,588
Section 1245 Ordinary
 Income ................   1,036   39.6%         410     1,036   39.6%        410
                          ------              ------    ------              -----
  Total.................  50,322              10,985    25,682              6,057
                          ======              ======    ======              =====

HANOVER LIMITED PARTNER WHO PURCHASED HIS HANOVER PARTNERSHIP UNITS PURSUANT TO AN INSTALLMENT PURCHASE PLAN:

                              COMMON SHARE ELECTION             NOTE ELECTION
                          ----------------------------- -----------------------------
                                  MAXIMUM                       MAXIMUM
                                  FEDERAL  HYPOTHETICAL         FEDERAL  HYPOTHETICAL
                                 STATUTORY   FEDERAL           STATUTORY   FEDERAL
                           GAIN    RATE        TAX       GAIN    RATE        TAX
                          ------ --------- ------------ ------ --------- ------------
Long-Term Capital Gain..  24,640   20.0%      4,928          0   20.0%          0
"Unrecognized Section
 1250 Gain".............  12,246   25.0%      3,062     12,246   25.0%      3,062
Section 1245 Ordinary
 Income ................   1,036   39.6%        410      1,036   39.6%        410
                          ------              -----     ------              -----
  Total.................  37,922              8,400     13,282              3,472
                          ======              =====     ======              =====

  A Hanover Limited Partner who elects to receive Common Shares will not be eligible to defer any gain under the "installment sale" rules, while a Hanover Limited Partner who elects to receive a Note may be eligible to defer a majority of that gain under those rules. Those rules, however, will not permit the Hanover Limited Partner to defer all of the gain, and, to the extent that the face amount of the Note (and any other installment obligations received by the taxpayer during the year) outstanding at the end of the taxable year in which the Merger occurs exceeds $5,000,000, will require that the Hanover Limited Partner who defers gain pay to the IRS interest on the resulting tax that has been deferred. The Hanover Limited Partner would not be eligible to defer gain recognized upon the receipt of the Note to the extent that his share of Hanover liabilities at the time of the Merger exceeds his adjusted tax basis in his Hanover Partnership Units immediately prior to the Merger (that is, to the extent that he has a "negative capital account" for tax purposes). In addition, the Hanover Limited Partner would not be eligible to defer gain to the extent that such gain would be taxed as ordinary income under Sections 1245 and 1250 of the Code. Lastly, if a Hanover Limited Partner disposes of his Note, any gain that had been deferred would be recognized in the year of disposition.

                                Hanover Supp-38

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR HANOVER LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER, AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT HANOVER LIMITED PARTNERS CONSIDERING ELECTING TO RECEIVE COMMON SHARES OR NOTES CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH HANOVER LIMITED PARTNERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

 Tax Consequences if Hanover Does Not Participate in the Merger

  If Hanover does not participate in the Merger, the Hanover Limited Partners would not have any tax consequences resulting from the Merger. The consequences of continued ownership of Hanover Partnership Units will be the same as would have resulted if the Merger had not been proposed.

                                     * * *

  The above description is not exhaustive of all possible tax consequences associated with the Merger and the REIT Conversion. This summary does not discuss foreign tax consequences, nor does it discuss all of the aspects of federal income taxation or state and local taxation that may be relevant to Hanover Limited Partners in light of their particular circumstances. EACH HANOVER LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH HANOVER LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

                                Hanover Supp-39

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the Hanover financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with Hanover's audited financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                     FISCAL YEAR
                          -------------------  ----------------------------------------------------
                            1998      1997       1997      1996       1995       1994       1993
                          --------  ---------  --------  ---------  ---------  ---------  ---------
                             (UNAUDITED)                    (AMOUNTS IN THOUSANDS,
                                                       EXCEPT PER PARTNERSHIP UNIT)(2)
Revenues(5).............  $  3,446  $   3,070  $  6,853  $   5,296  $   4,487  $   3,727  $   3,435
Operating profit........     2,044      2,304     4,400      3,624      2,752      2,345        434
Income (loss) before
 extraordinary item(1)..       199        665       663        940       (219)    (1,206)    (3,224)
Net income (loss).......       199        665     5,757        940       (219)    (1,206)    (3,224)
Distributions:
 General partner........       --         --        --         --         --         --         --
 Limited partners.......       --         --        --         --         --         --         --
Per Partnership Unit:(2)
 Net income (loss)......     2,250      7,524    65,107     10,631     (2,476)   (13,643)   (36,464)
 Distributions..........       --         --        --         --         --         --         --
Cash provided by (used
 in) operating
 activities.............       889      1,557     2,167      1,918      2,561        331       (327)
Cash used in investing
 activities.............    (2,204)      (528)   (1,058)      (830)    (1,241)      (715)      (427)
Cash provided by (used
 in) financing
 activities.............      (211)      (910)   (1,714)      (272)       --         (31)       690
Increase (decrease) in
 cash and cash
 equivalents............    (1,526)       119      (605)       816      1,320       (415)       (64)
Ratio of earnings to
 fixed
 charges(unaudited)(3)..      1.11x      1.39x     1.17x      1.33x       --         --         --
Deficiency of earnings
 to fixed
 charges(unaudited)(3)..       --         --        --         --         219      1,206      3,224
Total assets at book
 value..................    33,108     34,012    32,883     33,533     32,652     31,559     32,353
Cash and cash
 equivalents............       426      2,672     1,952      2,557      1,741        421        836
Total debt(4)...........    40,153     40,022    40,364     40,527     40,527     40,527     40,596
Total liabilities.......    41,429     47,628    41,403     47,810     47,869     46,557     46,145
Partner's deficit:
 Limited partners.......    (7,979)   (13,005)   (8,168)   (13,637)   (14,530)   (14,322)   (13,176)
 General partner........      (342)      (607)     (352)      (640)      (687)      (676)      (616)
Book value per
 Partnership
 Unit(unaudited)(2).....   (94,988)  (154,821)  (97,238)  (162,345)  (172,976)  (170,500)  (156,857)
Exchange value per
 Partnership
 Unit(unaudited)(2).....   123,202        --        --         --         --         --         --

--------
(1) During 1997, the Partnership recorded on extraordinary gain on the forgiveness of additional rental recorded in conjunction with the refinancing of the Partnership's mortgage debt.
(2) A Partnership Unit represents a $100,000 original investment in Hanover.
(3) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges in 1995, 1994 and 1993 is largely the result of depreciation and amortization of $1,178,000, $1,136,000 and $2,213,000, respectively.
(4) Total debt includes amounts due to Host Marriott and affiliates, for the Subordinated Loan of $7,015,000 and $7,077,000 as of June 19, 1998 and December 31, 1997, respectively, and the Working Capital Loan and Debt Service Guarantees of $127,000 and $3,400,000, respectively for June 19, 1998, June 20, 1997 and December 31, 1997--1994 and $89,000 and
    $3,469,000, respectively as of December 31, 1993.
(5) On August 18, 1997, the Partnership converted its Operating Lease with Marriott Hotel Services, Inc. to a management agreement.

                                Hanover Supp-40

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

RESULTS OF OPERATIONS

  On August 18, 1997, the Partnership completed a refinancing of its Mortgage Debt. In addition, the Partnership converted the Operating Lease with MHS to the Management Agreement (the "Conversion") on August 18, 1997. Prior to the Conversion, the Partnership recorded revenue based on the rental income to be received from MHS. Annual rental during the term of the Operating Lease was equal to the greater of: (i) Minimum Rental of $100,000; or (ii) Basic Rental equal to 80% of Operating Profit, as defined, reduced to 75% of Operating Profit after the Partnership received $4,421,000 of cumulative capital receipts; or (iii) Adjusted Rental equal to Debt Service plus the greater of:
(a) a preferred return equal to $840,000 or (b) 50% of the amount by which Operating Profit exceeded Debt Service. In no event was Adjusted Rental to exceed Operating Profit.

  The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding. Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rental existed. In addition to the Annual Rental, MHS was required to pay real estate taxes.

  Subsequent to the Conversion, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS. As a result, Hotel revenues reported for the first two quarters 1998 are not comparable with Hotel rental reported for the first two quarters 1997.

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Revenues: For the first two quarters 1998, hotel revenues decreased $586,000, or 15%, to $3.4 million when compared to the first two quarters 1997. The decrease in hotel revenues is primarily due to decreases in food and beverage sales. Although the average occupancy decreased ten percentage points to 71% for the first two quarters 1998 when compared to the first two quarters 1997, rooms sales remained constant at $6.0 million due to the average daily rate increase of $19, or 15%, to $143. The decline in average occupancy for the first two quarters 1998 is a result of an overall decline in the Hanover market and rooms being temporarily out of inventory during the rooms refurbishment that occurred during January through March 1998.

  REVPAR, or revenue per available room, remained constant at $102 for the first two quarters 1998 and 1997. REVPAR represents the combination of average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance (although it is not a measure of revenue under generally accepted accounting principles).

  As a result of the decline in average occupancy, food and beverage sales decreased $661,000, or 16%, to $3.5 million for the first two quarters 1998 when compared to the same period in 1997. For the remainder of the year, operations are expected to improve as a result of the new rooms product and expected increases in market occupancy and demand.

  Operating Costs and Expenses: The Partnership's operating costs and expenses increased $636,000, or 83%, to $1.4 million for the first two quarters 1998 when compared to the same period in 1997 due primarily to the Conversion. Of the $636,000 increase, $467,000 relates to base and incentive management fees and $36,000 relates to insurance costs. The Partnership is responsible for these fees and costs under the Management Agreement but not under the Operating Lease. On a comparative basis, base management fees for first two quarters 1998 decreased $21,000, or 7%, to $296,000 when compared to the same period in 1997. Subsequent to

                                Hanover Supp-41
the Conversion, MHS receives an incentive management fee once Owner's Priority has been met. For the first two quarters 1998, MHS received $171,000 in incentive management fees. In addition, real estate taxes increased $50,000, or 27%, to $236,000 for the first two quarters 1998, when compared to the same period in 1997 due to a re-assessment of the property in 1997.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit decreased $260,000, or 11%, to $2.0 million for the first two quarters 1998 when compared to the same period in 1997.

  Interest Expense. Interest expense increased $146,000, or 9%, to $1.9 million for the first two quarters 1998, when compared to the same period in 1997 due to refinancing the Partnership's mortgage debt at a higher fixed interest rate. The weighted average interest rate on the Partnership's debt, which includes the Subordinated Loan, for the first two quarters 1998 and 1997, was 9.6% and 7.5%, respectively.

  Net Income. Net income for the first two quarters 1998 and 1997 was $199,000 and $665,000, respectively, as a result of the items discussed above.

 1997 Compared to 1996

  Revenues: Total revenues increased by $1.6 million, or 29%, to $6.9 million in 1997 when compared to 1996, and hotel rental income decreased by $1.2 million, or 24%, to $4.0 million in 1997 when compared to 1996 due to the Conversion. For the period January 1, 1997 to August 17, 1997, the Partnership received hotel rental income in accordance with the Operating Lease. For the period August 18, 1997 to December 31, 1997 under the Management Agreement, Hotel revenues represent hotel sales less direct hotel operating costs and expenses. Under the Operating Lease, the hotel rental income was straight-lined over the year as required by generally accepted accounting principles.

  On a comparative basis, house profit increased $1.1 million, or 16%, to $8.0 million in 1997 when compared to 1996. The increase in house profit is primarily due to an increase in REVPAR. REVPAR for 1997 increased $10, or 11%, to $100 compared to 1996, primarily due to the increase in average room rate of $10, or 9%, to $124 and a two percentage point increase in the average occupancy to 81%.

  During 1997, the Hotel increased its rates several times. The result was the average transient and group rates increased 10% to $134 and 12% to $95, respectively. As of December 31, 1997, the corporate rate, excluding discounts, was approximately $195 representing a 37% increase from 1996. Due to growth in the group segment, food and beverage sales also increased due to a 16% increase in catering and audio visual sales in comparison to 1996.

  As a result of the REVPAR increase, hotel sales increased $1.7 million, or 8%, to $22.5 million in 1997 when compared to 1996. Due to the continued high average occupancy, the Partnership expects future increases in REVPAR to be driven by room rate increases, rather than changes in occupancy. However, there can be no assurance that REVPAR will continue to increase in the future.

  Operating Costs and Expenses: The Partnership's operating costs and expenses increased $781,000, or 47%, to $2.5 million in 1997 when compared to 1996 primarily due to the Conversion. Of the $781,000 increase, $331,000 relates to base and incentive management fees and $131,000 relates to insurance costs. The Partnership is responsible for these fees and costs under the Management Agreement but not under the Operating Lease. On a comparative basis, base management fees for 1997 increased $52,000, or 8%, due to increased hotel sales. The Hotel's real estate taxes in 1997 increased $102,000 from 1996 due to a re-assessment of the property during 1997. In addition, Partnership administration increased due to administrative costs associated with the refinancing in August 1997.

  Operating Profit: As a result of changes in revenues and operating costs and expenses discussed above, operating profit increased $776,000, or 21%, to $4.4 million in 1997 when compared to 1996.

                                Hanover Supp-42

  Interest Expense: Interest expense increased $1.1 million, or 40%, to $3.9 million due to refinancing the Partnership's mortgage debt, which includes the Subordinated Loan. The weighted average interest rate on the Partnership's debt for 1997 and 1996 was 7.9% and 6.4%, respectively.

  Income Before Extraordinary Items: Income before extraordinary items decreased $277,000 to $663,000, or 10% of revenues, in 1997, from $940,000, or
18% of revenues, in 1996.

  Extraordinary Items: The Partnership recognized an extraordinary gain in 1997 of $5.1 million representing the forgiveness of Additional Rental by MHS.

  Net Income: Net income increased by $4.8 million in 1997 to $5.8 million when compared to 1996 as a result of the items discussed above.

 1996 Compared to 1995

  Revenues: Revenue increased $809,000, or 18%, to $5.3 million in 1996 when compared to 1995. The Partnership's rental income was impacted by improved lodging results. The increase was driven primarily by growth in REVPAR. REVPAR for 1996 increased $9, or 11%, to $90 compared to 1995, primarily due to the increase in combined average room rate of $5, or 5%, to $114 and a five percentage point increase in the average occupancy to 79%. As a result of the REVPAR increase, hotel sales increased $2.4 million, or 13%, to $20.7 million in 1996 when compared to 1995. Under the Operating Lease, the hotel rental income was straight-lined over the year as required by generally accepted accounting principles.

  Operating Costs and Expenses: The Partnership's operating costs and expenses decreased $63,000, or 4%, to $1.7 million in 1996 when compared to 1995, primarily due to a decrease in Partnership administration.

  Operating Profit: As a result of changes in revenues and operating costs and expenses discussed above, operating profit increased $872,000, or 32%, to $3.6 million in 1996 when compared to 1995.

  Interest Expense: Interest expense decreased $225,000, or 7%, to $2.8 million due to lower interest rates on the Partnership's mortgage debt. The weighted average interest rate on the mortgage debt for 1996 and 1995 was 6.4% and 7.2%, respectively.

  Net Income (Loss): For 1996, the Partnership had net income of $940,000 compared to a net loss of $219,000 in 1995 as a result of the items discussed above.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have been historically funded through loan agreements with independent financial institutions and Host Marriott. As a result of the successful refinancing of the Partnership's mortgage debt, the General Partner believes that the Partnership will have sufficient capital resources and liquidity to conduct its operations in the ordinary course of business.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is cash from Hotel operations. Cash provided by operations for the first two quarters 1998 and 1997 was $889,000 and $1.6 million, respectively. Cash provided by operations was lower for the first two quarters 1998 primarily due to a decrease in the Hotel's food and beverage sales due to a decrease in occupancy as a result of the rooms refurbishment discussed above.

  Cash provided by operations was $2.2 million, $1.9 million and $2.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations in 1996 from 1995 was primarily due to repaying MHS $285,000 for Additional Rental earned in 1995. There was no Additional Rental due MHS at December 31, 1996.


                                Hanover Supp-43

  The Partnership's cash investing activities consist primarily of contributions to the property improvement fund and capital expenditures for improvements to the Hotel. Cash used in investing activities was $2.2 million and $528,000 for the first two quarters 1998 and 1997, respectively. The increase in cash used in investing activities is due to payments for the rooms refurbishment in 1998. Contributions, including interest income, to the property improvement fund were $484,000 and $493,000 for the first two quarters 1998 and 1997, respectively. Capital expenditures were $2.3 million and $156,000 for the same periods, respectively.

  Cash used in investing activities was $1.1 million, $830,000 and $1.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. Under the Operating Lease and Management Agreement, the Partnership is required to make annual contributions to the property improvement fund which provides funding for capital expenditures and replacement of furniture, fixtures and equipment. Contributions to the fund equaled 4% of gross hotel sales, net of interest income, in 1996 and 1995. In 1997, the contribution increased to 5%, net of interest income. The General Partner believes that cash contributions from the Hotel's property improvement fund will provide adequate funds in the short and long-term to meet the Hotel's capital needs. Capital expenditures were $1.4 million, $527,000 and $1.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in capital expenditures in 1997 from 1996 is due to a $1.0 million payment in December 1997 for the rooms refurbishment.

  The Partnership's financing activities consist of repayments of debt and payment of financing costs. Cash used in financing activities was $211,000 and $910,000 for the first two quarters 1998 and 1997, respectively.

  Cash used in financing activities was $1.7 million and $272,000 in 1997 and 1996, respectively. No cash was provided by or used in financing activities in 1995. The Partnership's $37.0 million Mortgage Debt required interest only payments during the years 1996 and 1995. In 1997, the Partnership refinanced the Mortgage Debt with the New Mortgage Debt of $29.9 million. In addition, Host Marriott funded the $10 million Subordinated Loan to the Partnership which was used to make a $10 million principal payment on the Mortgage Debt. During 1997, the Partnership amortized $115,000 and $2.9 million of principal on the New Mortgage Debt and Subordinated Loan, respectively. In addition, the Partnership made a $1.4 million payment on debt service guarantees provided by the General Partner in prior years.

DEBT

  In April 1997, Host Marriott funded a fully-amortizing $10 million subordinated loan to the Partnership (the "Subordinated Loan") that bears interest at a fixed rate of 14.5% over a 15-year term with required monthly payments. The Subordinated Loan matures June 1, 2012.

  In August 1997, the General Partner refinanced all of the Partnership's outstanding mortgage debt. The total amount of the mortgage debt decreased from $37.0 million to $29.9 million due to the use of the proceeds from the Subordinated Loan to repay mortgage debt principal. The new non-recourse loan with an independent financial institution matures August 18, 2004, requires principal amortization on a 25-year term and bears interest at a fixed rate of 8.58%.

  Pursuant to the Subordinated Loan, any proceeds in excess of the $27 million for the New Mortgage Debt were to be used to repay the Subordinated Loan. Therefore, the Partnership repaid principal of $2.9 million on the Subordinated Loan at refinancing.

PROPERTY IMPROVEMENT FUND

  The Management Agreement and Operating Lease require annual contributions to a property improvement fund to ensure that the physical condition and product quality of the Hotel is maintained. Contributions to this fund are based on a percentage of annual total Hotel sales, net of interest income earned on the fund. Prior to 1997, the contribution rate was 4%, net of interest income and the current contribution is 5% of gross Hotel sales, net of interest income. The General Partner believes that the 5% contribution requirement is consistent

                                Hanover Supp-44
with industry standards. However, in accordance with the Management Agreement, contributions to the property improvement fund may be increased or decreased by MHS if the current contribution of 5% of gross Hotel sales, net of interest income, is either insufficient or excessive to make the replacements, renewals and repairs to maintain the Hotel in accordance with MHS's standards for a full-service Marriott hotel. Of the total $2.3 million of net additions to property and equipment during the first two quarters 1998, $1.7 million was owner funded. The balance in the fund totaled $185,000 as of June 19, 1998 and $287,000 as of December 31, 1997.

  The General Partner believes that cash contributions from the Hotel's property improvement fund will provide adequate funds in the short and long term to meet the Hotel's capital needs.

INFLATION

  The rate of inflation has been relatively low in the past four years. MHS is generally able to pass through increased costs to customers through higher room rates and prices. In 1997, average rates of the Hotel exceeded inflationary costs. On August 18, 1997, the Partnership refinanced its mortgage debt and fixed its interest costs, thereby eliminating the Partnership's exposure to the impact of inflation on future interest costs.

SEASONALITY

  Demand, and thus occupancy, is affected by normally recurring seasonal patterns. Demand is higher in the spring and summer months (March through October) than during the remainder of the year.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by MHS, the Manager of its property, to obtain financial information. The General Partner believes that MHS has begun to implement changes to the property specific software to ensure that software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                                Hanover Supp-45

                              FINANCIAL STATEMENTS


                                Hanover Supp-46

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF HANOVER MARRIOTT LIMITED PARTNERSHIP:

  We have audited the accompanying balance sheet of Hanover Marriott Limited Partnership (a Delaware limited partnership, the "Partnership") as of December 31, 1997 and 1996 and the related statements of operations, changes in partners' capital (deficit) and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Marriott Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
February 18, 1998

                                Hanover Supp-47

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                            STATEMENT OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     1997     1996     1995
                                                    -------  -------  -------
REVENUES
  Hotel rental..................................... $ 3,950  $ 5,177  $ 4,377
  Hotel revenues...................................   2,785      --       --
  Other............................................     118      119      110
                                                    -------  -------  -------
                                                      6,853    5,296    4,487
                                                    -------  -------  -------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization....................   1,239    1,215    1,178
  Real estate taxes................................     483      381      371
  Partnership administration.......................     269       76      186
  Base management fee (see Note 6).................     252      --       --
  Insurance and other..............................     131      --       --
  Incentive management fee (see Note 6)............      79      --       --
                                                    -------  -------  -------
                                                      2,453    1,672    1,735
                                                    -------  -------  -------
OPERATING PROFIT...................................   4,400    3,624    2,752
  Interest expense.................................  (3,934)  (2,811)  (3,036)
  Interest income..................................     197      127       65
                                                    -------  -------  -------
NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM........     663      940     (219)
EXTRAORDINARY ITEM
  Gain on forgiveness of additional rental.........   5,094      --       --
                                                    -------  -------  -------
NET INCOME (LOSS).................................. $ 5,757  $   940  $  (219)
                                                    =======  =======  =======
ALLOCATION OF NET INCOME (LOSS)
  General Partner.................................. $   288  $    47  $   (11)
  Limited Partners.................................   5,469      893     (208)
                                                    -------  -------  -------
                                                    $ 5,757  $   940  $  (219)
                                                    =======  =======  =======
NET INCOME (LOSS) PER LIMITED PARTNER UNIT (84
 Units)............................................ $65,107  $10,631  $(2,476)
                                                    =======  =======  =======

   The accompanying notes are an integral part of these financial statements.

                                Hanover Supp-48

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                                 BALANCE SHEET
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                             1997      1996
                                                           --------  --------
                          ASSETS
Property and equipment, net............................... $ 29,984  $ 29,850
Due from Marriott Hotel Services, Inc.....................      204       254
Property improvement fund.................................      287       645
Deferred financing costs, net of accumulated
 amortization.............................................      456       227
Cash and cash equivalents.................................    1,952     2,557
                                                           --------  --------
                                                           $ 32,883  $ 33,533
                                                           ========  ========
       LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
LIABILITIES
Mortgage debt............................................. $ 29,760  $ 37,000
Due to Marriott Hotel Services, Inc. for Additional
 Rental...................................................      --      5,094
Subordinated loan from Host Marriott Corporation..........    7,077       --
Notes payable and related interest due to the General
 Partner..................................................    4,317     5,367
Deferred revenue..........................................      169       287
Accounts payable and accrued expenses.....................       80        62
                                                           --------  --------
    Total Liabilities.....................................   41,403    47,810
                                                           --------  --------
PARTNERS' DEFICIT
General Partner
  Capital contribution, net of offering costs of $21......      421       421
  Cumulative net loss.....................................     (773)   (1,061)
                                                           --------  --------
                                                               (352)     (640)
                                                           --------  --------
Limited Partners
  Capital contributions, net of offering costs of $1,122..    7,147     7,147
  Cumulative net loss.....................................  (14,693)  (20,162)
  Capital distributions...................................     (622)     (622)
                                                           --------  --------
                                                             (8,168)  (13,637)
                                                           --------  --------
    Total Partners' Capital (Deficit).....................   (8,520)  (14,277)
                                                           --------  --------
                                                           $ 32,883  $ 33,533
                                                           ========  ========

   The accompanying notes are an integral part of these financial statements.

                                Hanover Supp-49

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

              STATEMENT OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    GENERAL LIMITED
                                                    PARTNER PARTNERS   TOTAL
                                                    ------- --------  --------
Balance, December 31, 1994.........................  $(676) $(14,322) $(14,998)
  Net loss.........................................    (11)     (208)     (219)
                                                     -----  --------  --------
Balance, December 31, 1995.........................   (687)  (14,530)  (15,217)
  Net income.......................................     47       893       940
                                                     -----  --------  --------
Balance, December 31, 1996.........................   (640)  (13,637)  (14,277)
  Net income.......................................    288     5,469     5,757
                                                     -----  --------  --------
Balance, December 31, 1997.........................  $(352) $ (8,168) $ (8,520)
                                                     =====  ========  ========



   The accompanying notes are an integral part of these financial statements.

                                Hanover Supp-50

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                            STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                       1997     1996    1995
                                                     --------  ------  -------
OPERATING ACTIVITIES
Net income (loss)..................................  $  5,757  $  940  $  (219)
Extraordinary item.................................    (5,094)    --       --
                                                     --------  ------  -------
Net income (loss) before extraordinary item........       663     940     (219)
Noncash items:
  Depreciation and amortization....................     1,239   1,215    1,178
  Interest on notes payable due to General
   Partner.........................................       --      329      346
  Amortization of deferred financing costs as
   interest........................................       272      75       35
  Loss on disposition of property and equipment....        43     --        98
Changes in operating accounts:
  Due to Marriott Hotel Services, Inc. for
   Additional Rental...............................       --      --       285
  Due from (to) Marriott Hotel Services, Inc.......        50    (530)     434
  Deferred revenue.................................      (118)   (119)     406
  Accounts payable and accrued expenses............        18       8       (2)
                                                     --------  ------  -------
    Cash provided by operating activities..........     2,167   1,918    2,561
                                                     --------  ------  -------
INVESTING ACTIVITIES
Additions to property and equipment, net...........    (1,427)   (527)  (1,046)
Change in property improvement fund................       369    (303)    (195)
                                                     --------  ------  -------
    Cash used in investing activities..............    (1,058)   (830)  (1,241)
                                                     --------  ------  -------
FINANCING ACTIVITIES
Repayment of mortgage debt.........................   (37,115)    --       --
Proceeds from first mortgage loan..................    29,875     --       --
Proceeds from subordinated loan from Host Marriott
 Corporation.......................................    10,000     --       --
Repayment of subordinated loan from Host Marriott
 Corporation.......................................    (2,923)    --       --
Repayment of notes payable and related interest due
 to General Partner................................    (1,050)    --       --
Payment of financing costs ........................      (501)   (272)     --
                                                     --------  ------  -------
    Cash used in financing activities..............    (1,714)   (272)     --
                                                     --------  ------  -------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...      (605)    816    1,320
CASH AND CASH EQUIVALENTS at beginning of year.....     2,557   1,741      421
                                                     --------  ------  -------
CASH AND CASH EQUIVALENTS at end of year...........  $  1,952  $2,557  $ 1,741
                                                     ========  ======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for mortgage and other interest..........  $  4,727  $2,418  $ 2,666
                                                     ========  ======  =======

   The accompanying notes are an integral part of these financial statements.

                                Hanover Supp-51

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Hanover Marriott Limited Partnership (the "Partnership") is a Delaware limited partnership formed on October 8, 1986 to acquire and own the 353-room Hanover Marriott Hotel and the land on which it is located (the "Hotel"). The sole general partner of the Partnership, with a 5% interest, is Marriott Hanover Hotel Corporation (the "General Partner"), a Delaware Corporation and a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"), formerly Marriott Corporation. The Hotel, which opened on July 30, 1986, was leased by the Partnership to Marriott Hotel Services, Inc. ("MHS"), a wholly-owned subsidiary of Marriott International, Inc. ("MII"), under a long-term operating lease (the "Operating Lease"). Effective August 18, 1997, the Operating Lease was converted to a long-term management agreement with MHS (the "Management Agreement") (see Note 6).

  On November 24, 1986 (the "Closing Date"), 84 limited partnership interests (the "Units"), representing a 95% interest in the Partnership, were sold at $100,000 per Unit pursuant to a private placement. Each limited partner paid $15,560 at subscription with the balance due in four annual installments through March 15, 1990, or, as an alternative, $87,600 in cash at closing as full payment of the subscription price. The limited partners paid $2,063,460 in cash on the Closing Date. Seventy-three and one-half Units were purchased on the installment basis. The General Partner contributed $442,000 in cash for its 5% general partnership interest.

  On April 2, 1997, Hanover Hotel Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of Host Marriott, completed a tender offer for limited partnership Units in the Partnership. The Purchaser acquired 40 units for an aggregate consideration of $1.6 million or $40,000 per Unit. Combined with its prior ownership position, Host Marriott now indirectly owns through affiliates, over 50% of the Partnership. Additionally, in a Partnership vote held in conjunction with the tender offer, the limited partners approved all of the proposed amendments to the Amended and Restated Partnership Agreement that were conditions to the tender offer. The most significant amendments (i) revised the provisions limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates (including the Purchaser) to have full voting rights with respect to all Units currently held by the General Partner or acquired by its affiliates except on matters where the General Partner or its affiliates have an actual economic interest other than as a limited partner or General Partner (an "Interested Transaction"),
(ii) modified the voting provisions with respect to Interested Transactions to permit action to be taken, if approved, by limited partners holding a majority of the outstanding Units, with all Units held by the General Partner and its affiliates being voted in the same manner as a majority of the Units actually voted by limited partners other than the General Partner and its affiliates and (iii) eliminated limited partner consent requirements relating to sale transactions with third parties and vested the sole authority with respect to such transactions to the General Partner. As a result of the approval of the proposed amendments, the Amended and Restated Partnership Agreement was amended and restated effective April 3, 1997 (the "Second Amended and Restated Partnership Agreement").

 Partnership Allocations and Distributions

  Pursuant to the terms of the Second Amended and Restated Partnership Agreement, Partnership allocations and distributions are generally made as follows:

    a. The Partnership generally allocates cash available for distribution (after a 10% priority return to the limited partners on their invested capital) and net profits as follows: (i) 5% to the General Partner and 95% to the limited partners until cumulative distributions of sale or refinancing proceeds ("Capital Receipts") equal to 50% of the partners' capital contributions have been distributed; (ii) next, 15% to the General

                                Hanover Supp-52

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

  Partner and 85% to the limited partners until cumulative distributions of Capital Receipts equal to the full amount of the partners' capital contributions have been distributed; and (iii) thereafter, 35% to the General Partner and 65% to the limited partners.

    b. Net losses were allocated 100% to the limited partners in 1986. Thereafter, net losses are allocated 100% to the General Partner.

    c. Capital Receipts (other than from the sale of substantially all of the Partnership assets) not retained by the Partnership will be distributed (i) first, 5% to the General Partner and 95% to the limited partners until the partners have received cumulative distributions of Capital Receipts equal to their capital contributions and (ii) thereafter, 35% to the General Partner and 65% to the limited partners.

  Upon the sale of substantially all of the Partnership assets, gains and sales proceeds will be allocated and (to the extent available) distributed based on specific provisions of the partnership agreement in order to first provide the limited partners with an annual 12% cumulative return on their invested capital, to the extent not previously distributed.

  For financial reporting purposes, profits and losses are allocated based on the Partner's stated ownership interest in the Partnership.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenues and Expenses

  Hotel revenues since August 18, 1997 (see Note 1) represent house profit of the Partnership's Hotel since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to MHS. House profit reflects Hotel operating results which flow to the Partnership as property owner and represents Hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the accompanying statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotel. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to reflect the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $14.5 million, $13.8 million and $12.5 million for the year ended December 31, 1997, 1996 and 1995, respectively and will have no impact on operating profit or net income.

                                Hanover Supp-53

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

      Building and improvements........................................ 40 years
      Furniture and equipment..........................................  7 years

  All property and equipment is pledged as security for the mortgage debt described in Note 5.

  The Partnership assesses impairment of the Hotel based on whether estimated undiscounted future cash flows from the Hotel will be less than its net book value. If the Hotel is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Prior to 1997, deferred financing costs of $520,000 were incurred in connection with obtaining and extending the Mortgage Debt (see Note 5) which were fully amortized and written-off when the refinancing of such debt occurred in 1997. Amortization expense on these deferred financing costs for the years ended December 31, 1997 and 1996 totaled $247,000 and $75,000, respectively. In connection with the refinancing of the Mortgage Debt, the Partnership paid $481,000 of refinancing costs in 1997 and is amortizing the costs over the related terms of the debt (see Note 5). At December 31, 1997 and 1996, accumulated amortization was $25,000 and $293,000, respectively.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income for financial reporting purposes and the net income as reported on the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, and different treatments of additional rental. As a result of these differences, the excess of the net Partnership liabilities reported in the accompanying consolidated financial statements over the tax basis in the net Partnership liabilities was $18,557,000 and $18,314,000, respectively as of December 31, 1997 and 1996.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Statement of Financial Accounting Standards

  In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

NOTE 3. REVENUES

  On August 18, 1997, the Partnership completed a refinancing of its Mortgage Debt. In connection with the refinancing, the Partnership converted the Operating Lease with MHS to the Management Agreement (the "Conversion"). Prior to the Conversion, the Partnership recorded revenue based on the rental income to be received from MHS.

  Subsequent to the Conversion, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses,

                                Hanover Supp-54

                     HANOVER MARRIOTT LIMITED PARTNERSHIP
excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS.

  The following is a summary of Hotel revenues, as defined in the Management Agreement, for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   HOTEL SALES
     Rooms............................................. $12,826 $11,710 $10,308
     Food and beverage.................................   8,933   8,246   7,288
     Other.............................................     691     767     764
                                                        ------- ------- -------
                                                         22,450  20,723  18,360
                                                        ------- ------- -------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms...........................................   2,904   2,631   2,374
       Food and beverage...............................   6,267   5,964   5,356
     Other hotel operating expenses....................   5,288   5,214   4,739
                                                        ------- ------- -------
                                                         14,459  13,809  12,469
                                                        ------- ------- -------
   HOTEL REVENUES...................................... $ 7,991 $ 6,914 $ 5,891
                                                        ======= ======= =======

  Hotel revenues under the Management Agreement effective August 18, 1997 consist of Hotel operating results for the period August 18, 1997 to December 31, 1997 (in thousands):

                                                                          1997
                                                                         ------
   HOTEL SALES
     Rooms.............................................................. $4,796
     Food and beverage..................................................  3,392
     Other..............................................................    226
                                                                         ------
                                                                          8,414
                                                                         ------
   HOTEL EXPENSES
   Departmental direct costs
     Rooms..............................................................  1,130
     Food and beverage..................................................  2,534
   Other hotel operating expenses.......................................  1,965
                                                                         ------
                                                                          5,629
                                                                         ------
   HOTEL REVENUES....................................................... $2,785
                                                                         ======

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land and improvements.................................... $  3,219  $  3,203
   Building and improvements................................   32,386    32,433
   Furniture and equipment..................................   10,770     9,879
                                                             --------  --------
                                                               46,375    45,515
   Accumulated depreciation.................................  (16,391)  (15,665)
                                                             --------  --------
                                                             $ 29,984  $ 29,850
                                                             ========  ========


                                Hanover Supp-55

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

NOTE 5. DEBT

  The Partnership originally entered into a loan agreement on November 24, 1986 (the "Original Loan") with a bank that provided $36.5 million to finance the acquisition of the Hotel. On October 26, 1989, the Partnership refinanced the Original Loan with a $37 million nonrecourse first mortgage loan (the "Mortgage Debt") which matured on October 16, 1996. The Mortgage Debt bore interest at a floating rate from October 27, 1994, through October 28, 1996 equal to 70 basis points over either (i) the London Interbank Offer Rate ("LIBOR") or (ii) an adjusted certificate of deposit rate. On October 28, 1996, the Partnership's $37 million Mortgage Debt matured without replacement financing in place. However, the Partnership secured an extension of the Mortgage Debt until October 24, 1997 provided that the Partnership would make a $10 million principal paydown on the Mortgage Debt by April 30, 1997. During the extension period the debt bore interest at LIBOR plus 2.0 percentage points and required quarterly principal amortization equal to all excess cash flow as defined in the extension agreement.

  On April 30, 1997, in connection with the tender offer for limited partnership units (see Note 1), Host Marriott funded a fully-amortizing $10 million subordinated loan to the Partnership (the "Subordinated Loan") that bears interest at a fixed rate of 14.5% over a 15-year term with required monthly payments. The Partnership used the proceeds of the Subordinated Loan to make the required principal payment under the mortgage loan extension agreement. If cash flow is insufficient to service the Subordinated Loan, the unpaid portion will be added to principal and interest will accrue.

  On August 18, 1997, the Partnership refinanced its Mortgage Debt with a then outstanding balance of $25.9 million with new mortgage debt ("New Mortgage Debt") of $29.9 million. The New Mortgage Debt bears interest at a fixed rate of 8.58% over its seven year term with required principal amortization based on a 25-year schedule. Pursuant to the Subordinated Loan, any proceeds from the New Mortgage Debt in excess of $27 million were to be used to repay the Subordinated Loan. Therefore, on August 18, 1997, $2.9 million was repaid on the Subordinated Loan. Pursuant to the limited partnership agreement, the remaining proceeds and cash held at the Partnership for refinancing were used to pay refinancing costs (see Note 2) and to repay debt service guarantee advances made by the General Partner in prior years. For 1997 and 1996, the weighted-average interest rate on the Partnership's mortgage debt was 7.9% and 6.4%, respectively.

  The New Mortgage Debt is secured by the Hotel and substantially all other assets of the Partnership, including furniture and equipment and the Partnership's rights under the assignment of the rents and leases (the "Collateral"). The Subordinated Loan is also secured by the Collateral but is subordinate to the New Mortgage Debt. Host Marriott and the General Partner also provided additional security on the Original Loan and the Mortgage Debt in the form of debt service guarantees in the aggregate amount of $7,200,000 (the "Guarantees"). On October 27, 1994 Host Marriott and the General Partner were released from their obligations to advance funds. As of December 31, 1997 and 1996, $3,400,000 remains outstanding under the Guarantees. All advances made under the Guarantees accrue interest at one percent over the prime rate as announced by Bankers Trust Company. Pursuant to the limited partnership agreement, $1,382,000 was paid on the Guarantees from loan refinancing proceeds. Accrued interest payable on the Guarantees as of December 31, 1997 and 1996, totaled $714,000 and $1,775,000, respectively. The weighted-average interest rate on these advances was 9.3% for 1997 and 1996.

  Prior to 1996, the General Partner advanced $127,000 to the Partnership as a working capital advance which accrues interest at one percent over the prime rate as announced by Bankers Trust Company. As of December 31, 1997 and 1996, $203,000 and $192,000, including accrued interest, was outstanding on the working capital advance, respectively, and is included in notes payable and related interest due to the General Partner in the accompanying financial statements.

                                Hanover Supp-56

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

  In addition, the General Partner has provided a foreclosure guarantee to the lender of the New Mortgage Debt in the amount of $10 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure of the Hotel and only to the extent that the gross proceeds from a foreclosure sale are less than $10 million.

NOTE 6. OPERATING LEASE AGREEMENT/MANAGEMENT AGREEMENT

  The Partnership, through an assignment of a lease from Host Marriott on November 24, 1986, acquired all rights to a 25-year operating lease with five 10-year renewal options to lease the Hotel to MHS. Effective August 18, 1997, this agreement was converted to a long-term management agreement with MHS.

 Operating Lease Agreement

  Annual Rental during the term of the Operating Lease was equal to the greater of:

    (i) Minimum Rental of $100,000; or

    (ii) Basic Rental equal to 80% of Operating Profit, as defined, reduced to 75% of Operating Profit after the Partnership has received $4,421,000 of cumulative Capital Receipts; or

    (iii) Adjusted Rental equal to debt service on the mortgage debt plus Partnership administration costs (collectively referred to as "Debt Service") plus the greater of: (a) a preferred return equal to $840,000 or
  (b) 50% of the amount by which Operating Profit exceeds Debt Service. In no event will Adjusted Rental exceed Operating Profit.

  The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding. Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rentals existed.

  For financial reporting purposes, Additional Rental was not recognized as revenue but was deferred and recorded as a liability on the balance sheet. As a result of the conversion of the Operating Lease to a management agreement, MHS forgave $5.1 million of Additional Rental, which was recorded as a liability in the Partnership's financial statements. The Partnership recorded an extraordinary gain related to this forgiveness.

  For 1997 and 1996, Basic Rental of $3,031,000 and $3,993,000, respectively was remitted to the Partnership by MHS. In accordance with the Operating Lease, MHS was entitled to $758,000 and $998,000 of Operating Profit for the period from January 1, 1997 to August 17, 1997 and the year ended December 31, 1996, respectively. In addition to the Annual Rental, MHS was required to pay real estate taxes and make annual contributions equal to 4% of sales net of interest to the property improvement fund on behalf of the Partnership. In accordance with the Operating Lease, annual contributions to the property improvement fund increased to 5% of sales net of interest at the beginning of 1997.

 Management Agreement

  Effective August 18, 1997, in conjunction with the refinancing of the Partnership's Mortgage Debt (see Note 5), the Operating Lease was converted to a long-term management agreement with MHS. The Management Agreement has an initial term expiring on December 31, 2011. Thereafter, the term is renewed automatically for each of five successive 10-year periods. Pursuant to the terms of the Management Agreement, MHS receives a base management fee equal to 3% of gross revenues. The Partnership is entitled to the first $4,650,000 of operating profit generated by the Hotel each fiscal year ("Owner's Priority"). Owner's Priority is increased by 10% of any Additional Invested Capital, as defined in the Management Agreement. In addition to a base

                                Hanover Supp-57

                     HANOVER MARRIOTT LIMITED PARTNERSHIP
management fee, MHS will be paid an incentive management fee of the next $400,000 from operating profit, as defined. Any cash remaining after the payment of the Owner's Priority and the incentive management fee will be allocated 75% to the Partnership and 25% to MHS. The Partnership may terminate the Management Agreement if in any two of three consecutive fiscal years there is an operating loss. MHS may, however, prevent termination by paying to the Partnership such amounts equal to the operating losses during such two fiscal years.

  Pursuant to the terms of the Management Agreement, MHS is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in MII's full service hotel system. Chain Services include central training, advertising and promotion, a national reservation system and such additional services, as needed, which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full service hotels managed, owned or leased by MII or its subsidiaries. In addition, MHS is required to furnish the Hotel with certain other services ("Central Office Services") such as executive supervision, planning and policy making, corporate finance, in-house legal services, research and development, and technical and operational expertise. The Hotel also participates in MII's Marriott's Reward Program ("MRP"). The cost of this program is charged to all hotels in MII's full service hotel system based upon the MRP sales at each hotel. The total amount of Chain and Central Office Services and MRP costs charged to the Partnership under the Management Agreement was $186,000 for the period August 18, 1997 to December 31, 1997.

  The Management Agreement and Operating Lease provide for the establishment of a property improvement fund for the Hotel which provides for the replacement of furniture, fixtures and equipment. Contributions to the property improvement fund are based on a percentage of gross hotel sales, net of interest income. Prior to 1997, contributions equaled 4% of hotel sales, net of interest income. Beginning in 1997 and thereafter, contributions are equal to 5% of hotel sales, net of interest income. Contributions to the property improvement fund for 1997 were $1.1 million.

  Under the Management Agreement, MHS received base and incentive management fees of $252,000 and $79,000, respectively, for the period August 18, 1997 through December 31, 1997.

NOTE 7. OFFICE SPACE RENTAL AGREEMENT

  On January 28, 1995, the Partnership entered into an agreement with Marriott Vacation Club International ("MVCI"), formerly known as Marriott Ownership Resorts, Inc., a wholly-owned subsidiary of MII. Under the terms of the five year lease with MVCI expiring in January 2000, MVCI funded the renovation of a portion of the Hotel's lounge into a junior ballroom (for use by the Hotel) and a MVCI sales office. The total cost of the renovations was $516,000. The lease with MVCI stipulates that $200,000 of those costs will be treated as rent concessions. Therefore, the Partnership will begin receiving rental payments of $18,123 in 1998, $55,600 in 1999 and $4,277 in 2000. In the event
MVCI chooses to exercise its right to terminate the lease agreement prior to the end of the five year term, any prepayment of rent by MVCI is non-refundable.

  In accordance with generally accepted accounting principles, the Partnership deferred the total rent due under the lease and is amortizing the deferred revenue on a straight-line basis over the lease term. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $118,000, $119,000 and $110,000 of rent under the lease which is included in other revenues in the Statement of Operations. In addition, deferred revenue related to the lease totaled $169,000, $287,000 and $406,000 for the years ended December 31, 1997, 1996 and 1995.


                                Hanover Supp-58

NOTE 8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The estimated fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                           AS OF DECEMBER 31, 1997AS OF DECEMBER 31, 1996
                           ------------------------- -------------------------
                                         ESTIMATED                 ESTIMATED
                            CARRYING        FAIR      CARRYING        FAIR
                             AMOUNT        VALUE       AMOUNT        VALUE
                           -----------  ------------ -----------  ------------
Mortgage debt............. $    29,760   $    29,760 $    37,000   $    37,000
Subordinated loan.........       7,077         7,077         --            --
Notes payable and related
 interest due to General
 Partner..................       4,317         4,200       5,367         3,500
Additional Rental.........         --            --        6,099         2,000

  The estimated fair value of the mortgage debt is based on the expected future debt service payments discounted at estimated market rates. Additional rental paid by the Hotel lessee was valued based on the expected future payments from operating cash flow discounted at a risk-adjusted rate. As further explained in Note 6, upon the closing of the debt refinancing on August 18, 1997, MHS agreed to waive all claims to Additional Rental that had accrued prior to the conversion to a management agreement. Consequently, the estimated fair value of Additional Rental paid by the Hotel lessee is zero.

                                Hanover Supp-59

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS EXCEPT PER UNIT AMOUNTS)

                                                                   FIRST TWO
                                                                   QUARTERS
                                                                 --------------
                                                                  1998    1997
                                                                 ------  ------
REVENUES
  Hotel revenues................................................ $3,391  $  --
  Hotel rental..................................................    --    3,015
  Other.........................................................     55      55
                                                                 ------  ------
                                                                  3,446   3,070
                                                                 ------  ------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization.................................    572     561
  Base management fee...........................................    296     --
  Incentive management fee......................................    171     --
  Real estate taxes.............................................    236     186
  Insurance and other...........................................    127      19
                                                                 ------  ------
                                                                  1,402     766
                                                                 ------  ------
OPERATING PROFIT................................................  2,044   2,304
  Interest expense.............................................. (1,863) (1,717)
  Interest income...............................................     18      78
                                                                 ------  ------
NET INCOME...................................................... $  199  $  665
                                                                 ======  ======
ALLOCATION OF NET INCOME
  General Partner............................................... $   10  $   33
  Limited Partners..............................................    189     632
                                                                 ------  ------
                                                                 $  199  $  665
                                                                 ======  ======
NET INCOME PER LIMITED PARTNER UNIT (84 Units).................. $2,250  $7,524
                                                                 ======  ======


                  See Notes to Condensed Financial Statements.

                                Hanover Supp-60

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        JUNE 19,   DECEMBER 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (UNAUDITED)
                        ASSETS
Property and equipment, net...........................   $31,718     $29,984
Due from Marriott Hotel Services, Inc.................       355         204
Other assets..........................................       609         743
Cash and cash equivalents.............................       426       1,952
                                                         -------     -------
                                                         $33,108     $32,883
                                                         =======     =======
          LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt.......................................   $29,611     $29,760
  Subordinated loan from Host Marriott Corporation....     7,015       7,077
  Notes payable and related interest due to the
   General Partner....................................     4,473       4,317
  Accounts payable and accrued expenses...............       216          80
  Deferred revenue....................................       114         169
                                                         -------     -------
    Total Liabilities.................................    41,429      41,403
                                                         -------     -------
PARTNERS' DEFICIT
  General Partner.....................................      (342)       (352)
  Limited Partners....................................    (7,979)     (8,168)
                                                         -------     -------
    Total Partners' Deficit...........................    (8,321)     (8,520)
                                                         -------     -------
                                                         $33,108     $32,883
                                                         =======     =======


                  See Notes to Condensed Financial Statements.

                                Hanover Supp-61

                      HANOVER MARRIOTT LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                  FIRST TWO
                                                                   QUARTERS
                                                                ---------------
                                                                 1998    1997
                                                                ------  -------
OPERATING ACTIVITIES
  Net income................................................... $  199  $   665
  Noncash items................................................    703      796
  Changes in operating accounts................................    (13)      96
                                                                ------  -------
    Cash provided by operating activities......................    889    1,557
                                                                ------  -------
INVESTING ACTIVITIES
  Additions to property and equipment, net..................... (2,306)    (156)
  Change in property improvement fund..........................    102     (372)
                                                                ------  -------
    Cash used in investing activities.......................... (2,204)    (528)
                                                                ------  -------
FINANCING ACTIVITIES
  Proceeds from subordinated loan..............................    --    10,000
  Repayments on mortgage debt..................................   (148) (10,505)
  Repayments on subordinated loan..............................    (63)     --
  Payment of financing costs...................................    --      (405)
                                                                ------  -------
    Cash used in financing activities..........................   (211)    (910)
                                                                ------  -------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS............... (1,526)     119
CASH AND CASH EQUIVALENTS at beginning of period...............  1,952    2,557
                                                                ------  -------
CASH AND CASH EQUIVALENTS at end of period..................... $  426  $ 2,676
                                                                ======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage interest.............................. $1,488  $ 1,182
                                                                ======  =======


                  See Notes to Condensed Financial Statements.

                                Hanover Supp-62

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Hanover Marriott Limited Partnership (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto for the fiscal year ended December 31, 1997 included elsewhere in the Form 10.

  In the opinion of the Partnership, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998; the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, net income of the Partnership is allocated 95% to the Limited Partners and 5% to Marriott Hanover Hotel Corporation (the "General Partner"). Net losses are allocated 100% to the General Partner. Significant differences exist between the net income for financial reporting purposes and the net income (loss) for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives, no estimated salvage values for the assets and differences in the timing of the recognition of rental income.

  2. On August 18, 1997, the Partnership completed a refinancing of its mortgage debt. In addition to the refinancing, the Partnership converted the Operating Lease with MHS to the Management Agreement (the "Conversion"). Prior to the Conversion, the Partnership recorded revenue based on the rental income to be received from MHS.

  Annual rental during the term of the Operating Lease was equal to the greater of: (i) Minimum Rental of $100,000; or (ii) Basic Rental equal to 80% of Operating Profit, as defined, reduced to 75% of Operating Profit after the Partnership received $4,421,000 of cumulative Capital Receipts, as defined in the Operating Lease; or (iii) Adjusted Rental equal to debt service on the mortgage debt plus Partnership administration costs (collectively referred to as "Debt Service") plus the greater of: (a) a preferred return equal to $840,000 or (b) 50% of the amount by which Operating Profit exceeded Debt Service. In no event was Adjusted Rental to exceed Operating Profit.

  The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding. Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rentals existed. In addition to the Annual Rental, MHS was required to pay real estate taxes.

  Subsequent to the Conversion, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS.

  On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to

                                Hanover Supp-63

                     HANOVER MARRIOTT LIMITED PARTNERSHIP

Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotel. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $6.5 million and $6.6 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

  The following is a summary of Hotel revenues, as defined in the Management Agreement (in thousands):

                                                                    FIRST TWO
                                                                    QUARTERS
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
   HOTEL SALES
     Rooms....................................................... $6,047 $6,047
     Food and beverage...........................................  3,520  4,181
     Other.......................................................    310    355
                                                                  ------ ------
                                                                   9,877 10,583
                                                                  ------ ------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms.....................................................  1,413  1,308
       Food and beverage.........................................  2,641  2,807
       Other hotel operating expenses............................  2,432  2,491
                                                                  ------ ------
                                                                   6,486  6,606
                                                                  ------ ------
   HOTEL REVENUES................................................ $3,391 $3,977
                                                                  ====== ======

  3. On April 17, 1998, Host Marriott Corporation ("Host Marriott"), parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including Hanover Marriott Limited Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                                Hanover Supp-64

                              HOST MARRIOTT, L.P.
                            HMC MERGER CORPORATION

                     SUPPLEMENT DATED OCTOBER 8, 1998 FOR
      PROSPECTUS/CONSENT SOLICITATION STATEMENT DATED OCTOBER 8, 1998 FOR
                  MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

  On the terms described in the Prospectus/Consent Solicitation Statement (the "Consent Solicitation"), dated October 8, 1998, of which this Supplement (the "Supplement") is a part, Host Marriott Corporation ("Host") has adopted a plan to restructure its business operations so that it will qualify as a real estate investment trust ("REIT"). As part of this restructuring (the "REIT Conversion"), Host and its consolidated subsidiaries will contribute their full-service hotel properties and certain other businesses and assets to Host Marriott, L.P. (the "Operating Partnership") in exchange for units of limited partnership interest in the Operating Partnership ("OP Units") and the assumption of liabilities. The sole general partner of the Operating Partnership will be HMC Merger Corporation, a Maryland corporation to be renamed "Host Marriott Corporation" ("Host REIT"), the entity into which Host will merge as part of the REIT Conversion. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000).

  As part of the REIT Conversion, the Operating Partnership is proposing to acquire by merger (the "Mergers") Marriott Diversified American Hotels, L.P., a Delaware limited partnership ("MDAH" or the "Partnership"), and up to seven other limited partnerships (the "Partnerships") that own full-service hotels in which Host or its subsidiaries are general partners. As more fully described in the Consent Solicitation, limited partners of those Partnerships that participate in the Mergers will receive OP Units in exchange for their partnership interests in such Partnerships (with respect to the Partnerships, those limited partners of the Partnerships who are unaffiliated with Host are referred to herein as the "Limited Partners," and with respect to MDAH, the "MDAH Limited Partners"). MDAH Limited Partners may elect to exchange such OP Units received in connection with the Merger for either shares of common stock, par value $.01 per share, of Host REIT ("Common Shares") or unsecured 6.56% Callable Notes due December 15, 2005 issued by the Operating Partnership ("Notes"). Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares (the "Unit Redemption Right").

  The number of OP Units to be allocated to MDAH will be based upon (i) its Exchange Value (as defined herein) and (ii) the price attributed to an OP Unit following the Merger, determined as described herein (which, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be known at the time of voting. The number of Common Shares an MDAH Limited Partner may elect to receive in connection with the Merger will equal the number of OP units received. The principal amount of Notes that MDAH Limited Partners may elect to receive in connection with the Merger will be based upon MDAH's Note Election Amount (as defined herein). See "Determination of Exchange Value of MDAH and Allocation of OP Units." The estimated Exchange Value and Note Election Amount set forth herein may increase or decrease as a result of various adjustments, and will be finally calculated shortly before the Effective Date. Pursuant to the Merger, MDAH Limited Partners have an estimated Exchange Value of $109,216 per Partnership Unit and a Note Election Amount of $98,343 per Partnership Unit.

RISK FACTORS

  In deciding whether to approve the Merger, MDAH Limited Partners should consider certain risks and other factors. The General Partner believes that MDAH Limited Partners should particularly consider the following, which should be read in conjunction with the information in the Consent Solicitation under "Risk Factors" and "Federal Income Tax Consequences:"

                                  MDAH Supp-1

  . Substantial Benefits to Related Parties. Host REIT and its subsidiaries will realize substantial benefits from the Mergers and the REIT Conversion, including savings from a substantial reduction in corporate-level income taxes expected as a result of the REIT Conversion. To the extent that such anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, such benefits will not be shared with the Limited Partners. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partner in connection with the Merger.

  . Absence of Arm's Length Negotiations. No independent representative was retained to negotiate on behalf of the MDAH Limited Partners or the other Limited Partners. Although the General Partner has obtained the Appraisals and the Fairness Opinion from AAA, AAA has not negotiated with the General Partner or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the MDAH Limited Partners or the other Limited Partners if such terms and conditions were the result of arm's length negotiations.

  . Other Conflicts of Interest. The Mergers, the REIT Conversion and the recommendations of the General Partner involve the following conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partner and Crestline. The General Partners, which are all subsidiaries of Host (except for PHLP, in which Host is the General Partner), must assess whether a Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for the shareholders and the benefits of the REIT Conversion to Host will be greater if the Partnerships, including MDAH, participate and Host REIT will benefit if the value of the OP Units received by the Limited Partners of MDAH is less than the value of their Partnership Interest. In addition, the terms of the Leases of the Hotels, including MDAH's Hotels, will be determined by Host and the terms of the Partnership Agreement, including provisions which benefit Host REIT, have been determined by Host. Such conflicts may result in decisions that do not fully reflect the interests of all Limited Partners, including the MDAH Limited Partners.

  . Adverse Tax Consequences to the General Partner of a Sale of any of MDAH's Hotels. In past years, MDAH has disproportionately allocated tax losses to the General Partner, with the result that if any of MDAH's Hotels were to be sold in a taxable transaction, the General Partner (and thus Host) would incur a disproportionately larger tax gain than the MDAH Limited Partners. Accordingly, the General Partner and Host have an additional conflict of interest in deciding the appropriate course of action for MDAH with respect to its Hotels.

  . Uncertainties at the Time of Voting Include the Number of OP Units to be
    Received. There are several uncertainties at the time the MDAH Limited Partners must vote on the Merger, including (i) the exact Exchange Value for MDAH (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Merger, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50) and which, together with the Exchange Value, will determine the number of OP Units the MDAH Limited Partners will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount is determined. For these reasons, the MDAH Limited Partners cannot know at the time they vote on the Merger these important aspects of the Merger and they will not know the number of OP Units received in the Merger until approximately 25 trading days after the Merger.

  . Cash Distributions May Exceed Cash Available for Distribution. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217

                                  MDAH Supp-2
   million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions.

  . Increase in Leverage. It is expected that the Operating Partnership will have a leverage to value ratio of approximately 62%, as compared to MDAH's current leverage ratio of 58% (calculated as a percentage of Exchange Value).

  . Exchange Value May Not Equal Fair Market Value of MDAH's Hotels.  Each
    MDAH Limited Partner who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such MDAH Limited Partner's Partnership Interest. The determination of the Exchange Value of MDAH involves numerous estimates and assumptions. There is no assurance that the Exchange Value of MDAH will equal the fair market value of the Hotels and other assets contributed by MDAH. See "Determination of Exchange Value of MDAH and Allocation of OP Units."

  . Allocation of OP Units to Host REIT Is Different from Allocation of OP
    Units to the Partnerships. Following the REIT Conversion, Host REIT will own a number of OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers and the OP Units to be acquired from Limited Partners who elect to exchange OP Units for other Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. The Partnerships will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and the Partnerships may result in Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Values of MDAH and Allocation of OP Units."

  . Allocations of OP Units to the Blackstone Entities and the Private
    Partnerships Were Not Determined by the Exchange Value Methodologies. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquisition did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partners' interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the MDAH Limited Partners and other Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  . Price of OP Units or Common Shares Might Be Less than the Fair Market
    Value of the MDAH Limited Partners' Partnership Interests. The price of an OP Unit for purposes of the Merger will be equal to the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Merger (but it will not be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Merger. This could result in the MDAH Limited Partners receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Merger or the fair market value of their Partnership Interests.

  . Inability of MDAH Limited Partners Who Retain OP Units to Redeem OP Units for One Year. MDAH Limited Partners who retain OP Units received in the Merger will be unable to redeem such OP Units for

                                  MDAH Supp-3
   one year following the Merger. Until then, MDAH Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.

  . Current Host Common Stock Price Is Not Necessarily Indicative of the
    Price of Host REIT Common Shares Following the REIT Conversion. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and cash or other consideration to be distributed in connection with the REIT Conversion (the "Initial E&P Distribution")) and not solely the business and assets of Host REIT following the REIT Conversion. Host's current stock price is also affected by general market conditions.

  . Value of the Notes Will Be Less than the Exchange Value of MDAH. In exchange for OP Units received in the Merger, each MDAH Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest, which is based upon numerous assumptions and estimates. The deemed value of the OP Units to be received by the MDAH Limited Partners will exceed the principal amount of the corresponding Notes (because the Exchange Value will be higher than the Note Election Amount) and there is no assurance that the Note an MDAH Limited Partner receives will have a value equal to either (i) the fair market value of the MDAH Limited Partner's share of the Hotels and other assets owned by MDAH or (ii) the principal amount of the Note. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both the Participating Partnerships and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which ranks equally with such Notes.

  . Timing of the REIT Conversion. Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. The deadline for consummation of the Merger is June 30, 1999, unless extended by mutual agreement of the Operating Partnership and the General Partner to a date no later than December 31, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share, but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated.

  .  Fundamental Change in Nature of Investment; Potential
     Underperformance. The Merger and the REIT Conversion involve a fundamental change in the nature of an MDAH Limited Partner's investment from holding an interest in MDAH, which was structured to make cash flow distributions (some of which were tax sheltered), is a finite-life entity, has a fixed portfolio of six Hotels and distributes partially tax sheltered cash flow from the operation of such Hotels to the MDAH Limited Partners, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company with an expected portfolio of approximately 125 Hotels that (i) collects and distributes to its limited partners rents received from the Lessees (which will bear the risks and receive the direct benefits of the Hotels' operations),
     (ii) has the ability to acquire additional hotels and (iii) is able to reinvest proceeds from sales or refinancings of existing Hotels in other hotels. In addition, each MDAH Limited Partner's investment will change from one that allows an MDAH Limited Partner to receive a return of capital in the form of distributions from any net proceeds of a sale or refinancing of MDAH's assets to an investment in which an MDAH Limited Partner who retains OP Units likely would realize a return of capital only through the exercise of the Unit

                                  MDAH Supp-4

   Redemption Right. Those MDAH Limited Partners who elect to receive Common Shares in connection with the Merger will hold an equity interest in a publicly traded REIT that (i) provides immediate liquidity, (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income, (iii) allows shareholders to influence management by participation in the election of directors and (iv) realizes substantial corporate tax savings as long as certain requirements are met. An MDAH Limited Partner's share of the liquidation proceeds, if any, from the sale of an MDAH Hotel or Hotels could be higher than the amount realized upon exercise of the Unit Redemption Right, the sale of Common Shares received in connection with the Mergers or payments on any Note received by an MDAH Limited Partner who elects to exchange his OP Units for such Note in connection with the Merger. An investment in the Operating Partnership or Host REIT may not outperform an investment in MDAH. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  . Exposure to Market and Economic Conditions of Other Hotels. As a result of the Merger, MDAH Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will own interests in a much larger enterprise with a broader range of assets than MDAH individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners, including MDAH Limited Partners, regardless of whether a particular Limited Partner previously was an investor in such affected assets. MDAH owns discrete assets and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the MDAH Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than the Hotels previously owned by MDAH.

  . MDAH Limited Partners Have No Cash Appraisal Rights. MDAH Limited Partners who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  .  Uncertainties as to the Size and Leverage of the Operating
     Partnership. The MDAH Limited Partners cannot know at the time they vote on the Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger. In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership, but the Operating Partnership may, in turn, contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  . Lack of Control over Hotel Operations and Non-Controlled Subsidiaries. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the existing managers of the Hotels (the "Managers") pursuant to the existing long-term Management Agreements. The Operating Partnership will not operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only a limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. The Operating Partnership also will not own any of the voting stock of the Non-Controlled Subsidiaries, which may own, in the aggregate, up to 20% by value of the Operating Partnership's assets. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels and the Non-Controlled Subsidiaries to operate and manage their businesses .


  . Dependence upon Crestline. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of Host REIT's revenues. Crestline's financial condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to holders of OP Units, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. As of June 19, 1998, on a pro forma basis, after giving


                                  MDAH Supp-5
   effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  .Expiration of the Leases and Possible Inability to Find Other Lessees. The
   Leases generally will expire seven to ten years after the Effective Date and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the Code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution .

  .Requisite Vote of MDAH Limited Partners Binds All MDAH Limited Partners. For
   MDAH, approval by a majority of the Partnership Interests of MDAH that are eligible to be voted is required to approve the Merger and the related amendments to the partnership agreement, as described in "Voting Procedures-- Required Limited Partner Vote and Other Conditions." Such approval will cause MDAH to participate in the Merger and will bind all MDAH Limited Partners, including MDAH Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to the partnership agreement .

  .Inability to Obtain Third-Party Consents May Have a Material Adverse Effect.
   There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. The inability of Host, the Operating Partnership or Host REIT to obtain one or more such consents may cause a default under cross-default provisions of the Company's principal credit facilities or otherwise have a material adverse effect on the Operating Partnership and Host REIT and thus could reduce the value of the OP Units and Common Shares .

  .Competition in the Lodging Industry. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry, in which virtually all of the Hotels operate, is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities. The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions,
   (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership .

  .Substantial Indebtedness of the Operating Partnership. The Operating
   Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities), which represents an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is capital intensive and it will have significant capital requirements in the future. The Operating Partnership's leverage level could affect its ability to (i) obtain financing in the future, (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distribution s


                                  MDAH Supp-6
    to partners (including Host REIT), (iv) pursue its acquisition strategy or
    (v) compete effectively or operate successfully under adverse economic conditions .

  . No Limitation on Debt. There are no limitations in Host REIT's or the Operating Partnership's organizational documents which limit the amount of indebtedness either may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur .

  . Rental Revenues from Hotels Subject to Prior Rights of Lenders. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnerships (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and make distributions to holders of OP Units (including Host REIT) .

  . Ownership Limitations. No person or persons acting as a group may own, actually or constructively (as determined under the applicable Code provisions), (i) in excess of 9.8% of the number or value of outstanding Common Shares of Host REIT or (ii) in excess of 4.9% of the value of the OP Units (other than Host REIT and The Blackstone Group), subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances .

  . Anti-Takeover Effect of Certain Provisions of Host REIT's Charter and
    Bylaws, Maryland Law and the Shareholder Rights Plan. The Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, as well as provisions of Maryland law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Host REIT. These provisions could limit the price that certain investors might be willing to pay in the future for Common Shares. Certain of these provisions provide for a staggered board and allow Host REIT to issue, without shareholder approval, preferred shares or other stock having rights senior to those of the Common Shares. The Board of Directors also is authorized, without a vote of shareholders, to classify or reclassify unissued common or preferred shares into another class or series of shares. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. The Charter also provides that no person or persons acting as a group may own more than 9.8% (in number or value) of the outstanding shares of any class or series of shares of Host REIT. Host REIT also intends to adopt a Shareholder Rights Plan to replace the existing stockholder rights plan of Host. Host REIT also will become subject to the business combination and control share provisions under Maryland law. Marriott International, Inc. ("Marriott International") has the right to purchase up to 20% of each class of Host's outstanding voting stock at the then fair market value upon the occurrence of certain change of control (or potential change of control) events involving Host, which right will continue in effect after the Merger until June 2017, subject to certain limitations intended to protect the REIT status of Host REIT. See "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."

  . Effect of Subsequent Events upon Recognition of Gain. Even though the MDAH Limited Partners (other than those who elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) generally are not expected to recognize significant taxable gain at the time of the Merger, there are a variety of events and transactions (including the sale of one or more of the Hotels currently owned by MDAH or the reduction of indebtedness securing one or more of the Hotels) that could cause an MDAH Limited Partner to recognize all or a part of the gain that otherwise has been deferred through the REIT Conversion. See "Federal Income Tax Consequences--Tax Treatment of MDAH Limited Partners Who Hold OP Units Following the Merger." Certain Hotels (including the Blackstone Hotels) will be covered by agreements with third parties which will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. In addition, if Atlanta Marquis participates in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Atlanta Marquis Hotel or to refinance the debt secured by such Hotel without compensating

                                  MDAH Supp-7
    certain outside partners for the resulting adverse tax consequences. The partnership agreement of the Operating Partnership, which is substantially in the form attached to the Consent Solicitation as Appendix A (the "Partnership Agreement"), does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions). In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transaction) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units--Sales of Assets. "

  . Election to Exchange OP Units for Common Shares. An MDAH Limited Partner who elects to receive Common Shares in exchange for his OP Units in connection with the Merger (the "Common Share Election") will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998). See "Federal Income Tax Consequences--Tax Treatment of MDAH Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." An MDAH Limited Partner who elects to receive Common Shares in connection with the Merger will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Merger).

  . Election to Exchange OP Units for Notes. An MDAH Limited Partner who elects to receive a Note in exchange for his OP Units in connection with the Merger (the "Note Election") will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Merger (which currently is expected to occur on December 30, 1998). An MDAH Limited Partner who receives a Note in connection with the Merger may be eligible to defer at least a portion, but not all, of that gain under the "installment sale" rules until principal on the Note is paid. See "Federal Income Tax Consequences--Tax Treatment of MDAH Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election. "

  . Failure of Host REIT to Qualify as a REIT for Tax Purposes. Taxation of
    Host REIT as a corporation if it fails to qualify as a REIT, and Host REIT's subsequent liability for federal, state and local taxes on its income and property, would, among other things, have the effect of reducing cash available for distribution to Host REIT's shareholders and materially reducing the value of the Common Shares and OP Units .

  . Failure of the Operating Partnership to Qualify as a Partnership for Tax
    Purposes. Taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership and the Operating Partnership's subsequent liability for federal, state and local income taxes would, among other things, have the effect of reducing cash available for distribution to holders of OP Units and Common Shares, would cause Host REIT to fail to qualify as a REIT for tax purposes and would cause the holders of OP Units to recognize substantial taxable gain at the time the Operating Partnership ceases to qualify as a partnership .

  . Failure of the Leases to Qualify as Leases. If the leases of the Hotels to the Lessee were to be disregarded for tax purposes (for example, because the Lease was determined to lack economic substance), Host REIT could fail to qualify as a REIT and the Operating Partnership might be treated as a corporation for federal income tax purposes, which would have a material adverse impact on the MDAH Limited Partners and the value of the OP Units and the Common Shares.

  . Change in Tax Laws. No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification .

  . MDAH Limited Partners Need to Consult with Their Own Tax Advisors.
    Because the specific tax attributes of an MDAH Limited Partner and the facts regarding such MDAH Limited Partner's interest in

                                  MDAH Supp-8

    MDAH could have a material impact on the tax consequences to such MDAH Limited Partner of the Merger (including the decision whether to elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) and the subsequent ownership and disposition of OP Units, Common Shares or a Note, it is essential that each MDAH Limited Partner consult with his own tax advisors regarding the application of federal, foreign and state and local tax laws to such MDAH Limited Partner's personal tax situation .

  . Effect of Possible Classification as a Publicly Traded Partnership on
    Passive Losses. There is a significant possibility that the Operating Partnership could be classified as a "publicly traded partnership," in which event the MDAH Limited Partners would not be able to use suspended passive activity losses from other investments (including from MDAH) to offset income from the Operating Partnership. It is estimated that each MDAH Limited Partner who purchased his Partnership Interest at the time of the original offering of such Interests, has held such Partnership Interest continuously since that time and whose Partnership Interest has been his only investment in a passive activity, would have a passive activity loss carryforward as of December 31, 1998.

  . Host REIT's Substantial Deferred Tax and Contingent Liabilities. Host
    REIT will have substantial deferred tax liabilities attributable to Host's assets and operations that are likely to be recognized in the next ten years (notwithstanding Host REIT's status as a REIT), and the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur) whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

  Because REITs are not permitted under current federal income tax law to derive revenues directly from the operation of hotels, the Operating Partnership will lease the Hotels to lessees (the "Lessees") that will operate the Hotels under the existing management agreements and pay rent to the Operating Partnership, as more fully described in the Consent Solicitation. The Lessees generally will be wholly owned indirect subsidiaries of Crestline. Crestline, which currently is a wholly owned subsidiary of Host, will become a separate public company when Host or Host REIT distributes the common stock of Crestline and cash or other consideration to its existing shareholders and the Blackstone Entities in connection with the Initial E&P Distribution. Shares of Host REIT and Crestline will become separately traded securities and the companies will operate independently. There will be no overlap between the boards of Host REIT and Crestline. There will be a substantial overlap of shareholders of the two companies initially, but this overlap will diverge over time.

  MARRIOTT MDAH ONE CORPORATION (THE "GENERAL PARTNER"), THE GENERAL PARTNER OF MDAH, BELIEVES THAT THE MERGER PROVIDES SUBSTANTIAL BENEFITS AND IS FAIR TO THE MDAH LIMITED PARTNERS AND RECOMMENDS THAT ALL MDAH LIMITED PARTNERS VOTE FOR THE MERGER AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENT.

  The effects of the Mergers may be different for Limited Partners of the various Partnerships. This Supplement has been prepared to highlight for MDAH Limited Partners the specific risks, benefits, effects and fairness of the Merger to them and to provide other information specific to MDAH. Supplements have also been prepared for each of the other Partnerships. This Supplement, together with the supplements of the other Partnerships (collectively, the "Supplements"), are part of the Consent Solicitation. Upon receipt of a written request by a Limited Partner or his representative so designated in writing, the General Partner will send a copy of any Supplement without charge. All requests for a copy of a Supplement should be directed to:
Investor Relations, 10400 Fernwood Road, Bethesda, Maryland 20817, telephone number 301-380-2070 (between the hours of 9:00 a.m. and 4:00 p.m., Eastern time).

  All cross-references refer to the Consent Solicitation unless the context indicates otherwise. Capitalized terms not defined herein shall have the meaning set forth in the Consent Solicitation. The information contained

                                  MDAH Supp-9
herein, unless otherwise indicated, assumes the REIT Conversion (including the Blackstone Acquisition) occurs with all Partnerships participating and no Common Shares or Notes being issued (the "Full Participation Scenario").

EXPECTED BENEFITS OF THE MERGER

  The General Partner believes that participating in the Merger would likely be beneficial to the MDAH Limited Partners for the reasons set forth below. This information is qualified by and should be read in conjunction with the information in the Consent Solicitation under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers." These benefits, which should be viewed as alternatives to continuing the business and operations of MDAH, are expected to include:

  . Exchange Value of MDAH. MDAH Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will receive OP Units or Common Shares with an estimated Exchange Value equal to $109,216 per Partnership Unit .

  . Liquidity. The REIT Conversion will offer MDAH Limited Partners liquidity with respect to their investment in MDAH because MDAH Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Merger or, for MDAH Limited Partners who retain OP Units, at any time commencing one year following the Effective Date, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host REIT Common Share). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

  . Regular Quarterly Cash Distributions. The General Partner expects that the
    Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. MDAH will not distribute any cash during 1998; therefore, the ability to receive distributions quarterly and in regular amounts would be enhanced. For additional information regarding historical and estimated future distributions for MDAH and the other Partnerships, see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers. "

  . Substantial Tax Deferral for MDAH Limited Partners Not Electing to Exchange
    OP Units for Common Shares or Notes. The General Partner expects that MDAH Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of MDAH or a sale or other disposition of its assets in a taxable transaction. Thereafter, such MDAH Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right or one or more of the Hotels currently owned by MDAH are sold or otherwise disposed of in a taxable transaction by the Operating Partnership or the debt now secured by such Hotels is repaid, prepaid or substantially reduced. The federal income tax consequences of the Merger are highly complex and, with respect to each MDAH Limited Partner, are dependent upon many variables, including the particular circumstances of such MDAH Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Merger." Each MDAH Limited Partner is urged to consult with his own tax advisors as to the consequences of the Merger in light of his particular circumstances .

  . Risk Diversification. Participation in the Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence of MDAH Limited Partners upon the performance of, and the exposure to the risks associated with, MDAH's Hotels and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands. See "Business and Properties-- Business Objectives."

                                 MDAH Supp-10

  . Growth Potential. The General Partner believes that the MDAH Limited Partners, by directly or indirectly owning interests in a publicly traded real estate company focused primarily on a more diverse and growing luxury and upscale full-service hotel portfolio, will be able to participate in growth opportunities that would not otherwise be available to them.

  . Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a substantially greater equity value than MDAH individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to MDAH individually. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity (including, specifically, the refinancing of the MDAH Mortgage Debt, substantially all of which will mature on December 15, 1999), as compared to MDAH individually.

  . Public Market Valuation of Assets. The Partnership Units of MDAH currently trade at a discount to the net asset value of MDAH's assets. The General Partner believes that by exchanging interests in MDAH, which is a non-traded, finite-life limited partnership with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the MDAH Limited Partners will have the opportunity to participate in the recent trend of ownership toward real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the MDAH Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.

  If MDAH does not participate in the Merger, its business will continue in its current manner; however, the Operating Partnership may elect to contribute some or all of its interest in MDAH to a Non-Controlled Subsidiary.

DETERMINATION OF EXCHANGE VALUE OF MDAH AND ALLOCATION OF OP UNITS

  GENERAL. The Exchange Value of MDAH will be equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partner has retained AAA to determine the market value of each of the Hotels as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of MDAH equals the Appraised Value of its Hotels, adjusted as of the Final Valuation Date for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The "Continuation Value" of MDAH represents AAA's estimate, as adopted by the General Partner, of the discounted present value, as of January 1, 1998, of the MDAH limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that MDAH continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

  . Liquidation Value. The "Liquidation Value" of MDAH represents the General Partner's estimate of the net proceeds to MDAH limited partners resulting from the assumed sale as of December 31, 1998 of the Hotels of MDAH, each at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value), less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

                                 MDAH Supp-11

  Final determination of the Exchange Value of MDAH will be made as of the end of the four week accounting period ending at least 20 days prior to the Effective Date (the "Final Valuation Date") and will be equal to the greatest of Adjusted Appraised Value, Continuation Value and Liquidation Value as of such date. Adjusted Appraised Value, Continuation Value and Liquidation Value will be adjusted as of the Final Valuation Date (i) to reflect the amount of lender and capital expenditure reserves and the amount of deferred management fees as of such date, (ii) to increase the Adjusted Appraised Value by any amounts actually expended by MDAH after the Initial Valuation Date to perform deferred maintenance that were previously subtracted in determining the estimated Adjusted Appraised Value of MDAH and (iii) to reflect any changes in MDAH's other reserves, such as for litigation expenses and indemnification costs and any revised estimates of transfer and recordation taxes and fees. The General Partner does not believe that any adjustments to the Exchange Value will be material; however, if any such changes are deemed to be material, the General Partner will provide the MDAH Limited Partners with an opportunity to change their vote on the Merger.

  APPRAISED VALUE. MDAH's Hotels were appraised as of March 1, 1998 by AAA, an independent, nationally recognized hotel valuation and financial advisory firm experienced in the appraisals of lodging properties such as MDAH's Hotels. Each appraisal (an "Appraisal") was reviewed by a Member Appraisal Institute ("MAI") appraiser and certified by such MAI appraiser as having been prepared in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

  The purpose of each Appraisal is to provide an estimate of the "Market Value" of the related Hotel. "Market Value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are equally motivated; (ii) both parties are well informed or well advised, and each is acting in what he considers his own best interest; (iii) a reasonable time frame is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. AAA made site visits at half of MDAH's Hotels for purposes of the Appraisals. Neither AAA nor the General Partner believes that the lack of site visits to three of MDAH's Hotels affects the determination of market value because, as part of the Appraisals, AAA reviewed financial information of the Hotels as well as conducted extensive interviews with the managers of the Hotels. See "Fairness Analysis and Opinion--Fairness Opinion--Summary of Materials Considered and Investigation Undertaken."

  In preparing the Appraisals, AAA relied primarily on the income capitalization method of valuation, and then compared the value estimated by this method with recent sales of comparable properties, as a check on the reasonableness of the value determined through the income capitalization method. AAA employed the following procedures for determining the Appraised Value of each MDAH Hotel:

  . Historical 1997 and Projected Year's Earnings. AAA reviewed the historical 1997 net operating income (i.e., income before interest, taxes, depreciation and amortization) ("NOI") prior to incentive management fees and certain capital expenditures for each Hotel. AAA also prepared a projection of the net operating income prior to incentive management fees and certain capital expenditures for each Hotel for the twelve month period ending February 28, 1999 (the "Projected Year"), using historical financial information for each Hotel, budget information, a survey with the manager of each Hotel addressing the physical condition of each Hotel, local market conditions (including business mix, demand generators, future trends and predictability of business), changes in the competitive environment, comparison with direct competitors of each Hotel and risk factors relating to the particular Hotel. The resulting gross margin (ratio of total revenues to NOI prior to incentive management fees) was checked against AAA's database of the gross margins for similar hotels for reasonableness.

                                 MDAH Supp-12

  . Impact of Incentive Management Fees. AAA estimated a normalized annual amount of incentive management fees payable under the applicable management agreement and subtracted this amount from the net operating income prior to incentive management fees and certain capital expenditures for 1997 and the Projected Year.

  . Impact of Owner Funded Capital Expenditures. AAA estimated normalized annual amounts of owner funded capital expenditures (over and above the FF&E reserve) based in part on projected owner funded capital expenditures estimated in the Engineering Study. The normalized amounts were then subtracted from the NOI prior to owner funded capital expenditures for 1997 and the Projected Year.

  . Capitalization of Adjusted NOI. AAA then capitalized the amount resulting from the foregoing adjustments ("Adjusted NOI") for 1997 and the Projected Year by dividing such amounts by capitalization rates that AAA determined to be appropriate. A capitalization rate represents the relationship between net operating income and sales prices of income producing property. AAA selected the capitalization rates based upon its review of current published surveys reflecting the opinions of investors and participants such as REITs, hotel acquisition/management companies and pension funds, lenders, brokers and consultants as to current capitalization rates, and its own database of capitalization rates reflected in recent transactions, adjusted for factors specific to the Hotel, such as location, physical condition, reserve policies, local market volatility and competition, guest mix, renovation influences and other income characteristics. AAA used separate capitalization rates that it deemed appropriate to capitalize 1997 historical Adjusted NOI and estimated Projected Year's Adjusted NOI. AAA then estimated the value of each Hotel based upon each of the values estimated by capitalizing 1997 and Projected Year's Adjusted NOI and its professional judgment. The following table sets forth the effective capitalization rates for 1997 and Projected Year's Adjusted NOI resulting from AAA's estimated Appraised Values of MDAH's Hotels.

   RESULTING EFFECTIVE CAPITALIZATION RATES FOR APPRAISALS OF MDAH'S HOTELS

                              PROJECTED YEAR
               1997     (ENDING FEBRUARY 28, 1999)
               ----     --------------------------
             9.1--9.9%         10.1--10.6%

                       APPRAISED VALUES OF MDAH'S HOTELS

                                                                APPRAISED VALUE
                HOTEL                                           (IN THOUSANDS)
                -----                                           ---------------
       Dayton Marriott Hotel...................................    $ 40,500
       Fairview Park Marriott Hotel............................      58,900
       Fullerton Marriott Hotel................................       9,800
       Livonia Marriott Hotel..................................      19,600
       Raleigh at Research Triangle Park Marriott Hotel........      20,900
       Southfield Marriott Hotel...............................      16,200
                                                                   --------
                                                                   $165,900
                                                                   ========

  . Comparison with Comparable Sales. AAA checked the Appraised Value of each Hotel derived by the foregoing procedures against its database of comparable sale transactions for reasonableness.

  With respect to MDAH's Hotels, one property was encumbered by a ground lease as of the date of the Appraisals. Accordingly, the Appraised Value of such Hotel has been decreased to reflect the encumbrance of the ground lease and the interest of the ground lessor in the operating cash flows of such Hotel. The Appraised Value assumes all contractual provisions for FF&E reserves are adequate and have not been reduced to reflect deferred maintenance or environmental remediation costs with respect to MDAH's Hotels (but estimated deferred maintenance costs have been deducted in estimating the Adjusted Appraised Value of each of MDAH's Hotels).

                                 MDAH Supp-13

The Appraised Value did not take into account the costs that might be incurred in selling the Hotels (but estimated costs for transfer and recordation taxes and fees have been deducted in estimating the Adjusted Appraised Value of each Hotel).

  The Appraisals are not guarantees of present or future values and no assurance can be given as to the actual value of MDAH's Hotels. The Appraisals should be read in conjunction with other information, such as, but not limited to, the audited financial statements of MDAH.

  The Appraised Value, and the assumptions underlying the projections on which the Appraised Value is based, are contingent upon a series of future events, the outcomes of which are not necessarily within the Operating Partnership's control and cannot be determined at this time. There can be no assurance that another appraiser would not have arrived at a different result. Some of the assumptions inevitably will not materialize and unanticipated events and circumstances will occur subsequent to the date of the Appraisals. Furthermore, the actual results achieved from MDAH's Hotels will vary from the results projected in the Appraisals and the variations may be material.

  ADJUSTED APPRAISED VALUE. The Adjusted Appraised Value of MDAH was determined by totaling the Appraised Values of all of the Hotels of MDAH and then making various adjustments to the aggregate Appraised Value, as described below.

  . Lender Reserves. MDAH's debt service reserves are required to be held by third-party lenders. The amount of these lender reserves as of the Initial Valuation Date was added to the Appraised Values of these Hotels. A final determination of the lender reserves of MDAH will be made on the Final Valuation Date and any changes in such reserves will be reflected in the Adjusted Appraised Value.

  . Mortgage and Other Debt. The estimated principal balance and accrued interest (including participating interest that would accrue as a result of the Merger) as of the Effective Date (assumed to be December 31,
     1998) of all mortgage and other debt of MDAH has been subtracted from the Appraised Value.

  . Mark to Market Adjustment. The third-party loans of the Partnerships have various interest rates and terms to maturity. In order to reflect the market value of the third-party loans of MDAH, the estimated Adjusted Appraised Value for MDAH has been increased to "mark to market" the interest rate for such loans. This adjustment has been estimated by comparing the interest cost using the applicable interest rates on existing third-party loans over their remaining term to the interest cost using the interest rate that the Operating Partnership believes it would be able to obtain for unsecured debt in the market as of the Final Valuation Date (which would have been 8.0% per annum based on a 350 basis point (3.50%) spread over the yield on seven-year U.S. Treasury securities as of September 29, 1998). The mark to market adjustment for each loan was calculated by determining the difference between the present values, as of December 31, 1998, of the interest payments over the remaining term of the loan from January 1, 1999 to maturity using the actual interest rate as the discount rate as compared to using the assumed market rate as the discount rate.

  . Deferred Maintenance Costs. The estimated cost to complete any deferred maintenance items identified in the Engineering Study relating to MDAH's Hotels has been subtracted from the Appraised Value. The adjustments for this item will be reduced at the Final Valuation Date to reflect amounts expended after the Initial Valuation Date to perform such deferred maintenance. No adjustments have been made for previously budgeted capital expenditures or deferred maintenance costs estimated in the Engineering Study that are reflected in the cash flow projections used for purposes of estimating Appraised Values.

                                 MDAH Supp-14

  The following table sets forth the adjustments to the aggregate Appraised Values of MDAH's Hotels made to derive the estimated Adjusted Appraised Value for MDAH as of the Initial Valuation Date.

          CALCULATION OF ESTIMATED ADJUSTED APPRAISED VALUE FOR MDAH
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

      Appraised Value................................................. $165,900
      Lender reserves.................................................    3,000
      Mortgage debt...................................................  (97,371)
      Other debt......................................................  (25,355)
      Mark to market adjustment.......................................      399
      Deferred maintenance costs......................................     (825)
                                                                       --------
      Estimated Adjusted Appraised Value.............................. $ 45,748
                                                                       ========
      Estimated General Partner's share(1)............................ $    533
      Estimated limited partner share of the General Partner.......... $    273
      Estimated total limited partners' share(2)...................... $ 45,215
      Per Partnership Unit............................................ $109,216

--------
(1)Excludes amounts attributable to limited partner interests of the General Partner.
(2)Includes estimated total limited partner share of the General Partner.

  CONTINUATION VALUE. AAA estimated the Continuation Value of MDAH using the following methodology:

  . Estimated Future Cash Distributions. AAA prepared estimates of future partnership cash flow for MDAH for the 12-year period from January 1, 1998 through December 31, 2009 based upon the estimated 1998 NOI before incentive management fees used in the Appraisals and for each subsequent year applying an assumed annual stabilized growth rate (as shown in the table below) developed by AAA for this analysis. For each year in the projection period, AAA estimated the amount of cash available for distribution to MDAH's limited partners after payment of all management fees, debt service, owner funded capital expenditures based on the Engineering Study and other partnership expenses and after application of the applicable partnership agreement provisions. AAA assumed that MDAH's FF&E reserve was adequate and understood that Host determined that there were no reserve shortfalls or surpluses.

  . Refinancing Assumptions. For MDAH's first mortgage loan, which matures during the 12-year period, AAA assumed that the debt would be refinanced with an interest rate of 7.25% per annum and a 20-year amortization schedule, with estimated refinancing costs of 2% of the refinanced amount being paid from operating cash flow.

  . Determination of Residual Value. To estimate the residual value of the MDAH limited partners' interest in MDAH at the end of the 12-year period, AAA assumed that the MDAH Hotels would be sold as of December 31, 2009 at their then market value. AAA estimated the market value of each Hotel as of such date by applying an exit capitalization rate that it deemed appropriate, using the factors described above in connection with the "-- Appraised Value," which are set forth in the table below, to the estimated Adjusted NOI for 2009 (estimated as described above). AAA then subtracted estimated sales costs of 2% of the estimated market value, added lender reserves and subtracted the estimated outstanding principal balance of debt as of December 31, 2009 and deferred management fees to arrive at net sales proceeds available for distribution to partners. AAA then determined what portion of such estimated net sales proceeds would be distributable to MDAH's limited partners under the partnership and debt agreements.

  . Discounting Distributions to Present Value. As a final step, AAA discounted the estimated future cash distributions to MDAH's limited partners from operations and estimated net sales proceeds to their present value as of January 1, 1998, using a discount rate of 20% per annum. AAA believes that this discount rate reflects the return on investment that investors expect from leveraged investments of this nature.

                                 MDAH Supp-15

  While the 12-year period used by AAA is somewhat arbitrary and other firms may have used a different time period, the 12-year period was selected by AAA because it corresponds to the time period used in the Engineering Study to estimate owner funded capital expenditures. AAA and the General Partner believe that such 12-year period is within the accepted range of time periods used in valuations similar to the Continuation Value.

  The growth rate and exit capitalization rate used to determine the estimated Continuation Value for MDAH are as set forth below:

                     GROWTH RATE, EXIT CAPITALIZATION RATE
                   AND ESTIMATED CONTINUATION VALUE FOR MDAH
          (DOLLARS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNTS)

                                                          ESTIMATED
                   EXIT       ESTIMATED      ESTIMATED     LIMITED        ESTIMATED
     GROWTH   CAPITALIZATION CONTINUATION     GENERAL     PARTNERS'   CONTINUATION VALUE
      RATE     RATE (2009)      VALUE     PARTNER'S SHARE  SHARE(1) (PER PARTNERSHIP UNIT)
     ------   -------------- ------------ --------------- --------- ----------------------
     3.4%         10.1%        $40,245        $3,258       $36,987         $89,340

--------
(1) Includes amounts attributable to limited partner interests of the General Partner.

  LIQUIDATION VALUE. The Liquidation Value of MDAH was estimated by the General Partner and represents the estimated value of MDAH if all of its assets were sold as of December 31, 1998. Such value was based upon the Adjusted Appraised Value of MDAH, with the following adjustments: (i) the "mark to market" adjustment used to estimate the Adjusted Appraised Value was eliminated and instead prepayment or defeasance costs that would be payable under existing debt agreements (regardless of whether the debt in fact can be prepaid on December 31, 1998) were deducted from the Appraised Value; and (ii) the deduction for transfer and recordation taxes and fees used to estimate the Adjusted Appraised Value was eliminated and instead an amount equal to 2.5% of the Appraised Value of MDAH's Hotels was subtracted from the Appraised Value for estimated liquidation costs, expenses and contingencies. The General Partner then determined the portion of the estimated Liquidation Value that would be distributable to MDAH's limited partners under the terms of the partnership agreement and other contractual arrangements.

  The following table sets forth the adjustments made to the Adjusted Appraised Value to estimate the Liquidation Value of MDAH as of the Initial Valuation Date:

              CALCULATION OF ESTIMATED LIQUIDATION VALUE OF MDAH
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

      Appraised Value................................................. $165,900
      Lender reserves.................................................    3,000
      Mortgage debt...................................................  (97,371)
      Other debt......................................................  (25,355)
      Deferred maintenance costs......................................     (825)
      Sales costs.....................................................   (4,148)
                                                                       --------
      Estimated Liquidation Value..................................... $ 41,201
                                                                       ========
      Estimated General Partner's share............................... $    487
      Estimated limited partner share of the General Partner.......... $    246
      Estimated total limited partners' share(1)...................... $ 40,714
      Per Partnership Unit............................................ $ 98,343

--------
(1) Excludes amounts attributable to limited partner interests of the General Partner.
(2) Includes estimated total limited partner share of the General Partner.

  ESTIMATED EXCHANGE VALUE. The following table sets forth the estimated Exchange Value of MDAH (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum number of OP Units to be received (based upon the maximum price

                                 MDAH Supp-16
of $15.50 per OP Unit) and the estimated Note Election Amount for MDAH, all on a per Partnership Unit basis as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units will equal the number of OP Units. The estimated Note Election Amount for MDAH (which will be received by MDAH Limited Partners electing to receive Notes in exchange for OP Units) is equal to the Liquidation Value for MDAH. The estimated values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated as of the Final Valuation Date but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the MDAH Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be finally determined until such time.

 ESTIMATED EXCHANGE VALUE, MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNT
                                    OF MDAH
                            PER PARTNERSHIP UNIT(1)

         ESTIMATED       ESTIMATED    ESTIMATED  ESTIMATED   ESTIMATED    ESTIMATED NOTE
         ADJUSTED       CONTINUATION LIQUIDATION EXCHANGE  MINIMUM NUMBER    ELECTION
      APPRAISED VALUE      VALUE        VALUE    VALUE(2)  OF OP UNITS(3)   AMOUNT(4)
      ---------------   ------------ ----------- --------- -------------- --------------
         $109,216         $89,340      $98,343   $109,216      7,046         $98,343

--------
(1)  A Partnership Unit in MDAH represents an original investment of $100,000.
(2) The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.
(4) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").

  Price of OP Units to Pay Exchange Value to MDAH Limited Partners. Each MDAH Limited Partner will receive in exchange for his Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of such MDAH Limited Partner's Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Merger (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). Thus, if the 20-day average trading price is less than $9.50, the price per OP Unit in the Merger would be $9.50; and if such average trading price is greater than $15.50, the price per OP Unit in the Merger would be $15.50. The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The OP Units will be issued to the MDAH Limited Partners promptly after the twentieth trading day following the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998).

  MDAH Limited Partners at the Effective Date of the Merger who retain OP Units will receive cash distributions from MDAH for all of 1998 and, if the Merger does not occur in 1998, any portion of 1999 prior to the Merger for which period they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by MDAH in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Merger does not occur prior to January 1, 1999, within 90 days after the Effective Date of the Merger in respect of any 1999 operations. The General Partner of MDAH does not expect that the Partnership will make any further distributions in respect of 1998 operations. MDAH Limited Partners at the Effective Date of the Merger who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from MDAH as MDAH Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions will equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1,

                                 MDAH Supp-17

1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Merger and prior to the issuance of Common Shares to those MDAH Limited Partners who elect to exchange their OP Units for Common Shares. MDAH Limited Partners at the Effective Date of the Merger who elect to receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distributions from MDAH as MDAH Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  No fractional OP Units will be issued. Fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.

DETERMINATION OF VALUE OF THE GENERAL PARTNER'S INTERESTS IN MDAH AND ALLOCATION OF OP UNITS TO THE GENERAL PARTNER

  The value of the General Partner's interest will be determined in the same manner as the Exchange Value of the MDAH Limited Partners' Partnership Interests by the same methodologies set forth above and giving effect to the applicable distribution provisions in the MDAH partnership agreement. The number of OP Units that will be received by the General Partner will be equal to the value of its interest in MDAH divided by the same price per OP Unit used to determine the number of OP Units to be received by the MDAH Limited Partners.

  The following table sets forth the estimated value of the interest of the General Partner in MDAH based upon the estimated aggregate Exchange Value of the MDAH Limited Partners' Partnership Interests as of the Initial Valuation Date and the estimated minimum number of OP Units to be received by the General Partner in respect thereof.

  ESTIMATED VALUE OF THE GENERAL PARTNER'S INTEREST AND MINIMUM NUMBER OF OP
                                     UNITS
                   (IN THOUSANDS, EXCEPT NUMBER OF OP UNITS)

   Aggregate Estimated Exchange Value.................................. $45,748
   Limited partners' share of aggregate Estimated Exchange Value.......  45,215
                                                                        -------
   Estimated value of the General Partner's interest(1)................ $   533
   Estimated value of the General Partner's limited partner interest...     273
                                                                        -------
   Estimated total value of interests of the General Partner........... $   806
                                                                        =======
   Estimated minimum number of OP Units(2).............................      52

--------
(1) Excludes limited partner interests owned by the General Partner.
(2) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.

FAIRNESS ANALYSIS AND OPINION

 FAIRNESS ANALYSIS

  The General Partner believes that the Merger provides substantial benefits and is fair to the Limited Partners of MDAH and recommends that all Limited Partners of MDAH consent to the Merger and the related amendments to the partnership agreement. The General Partner bases this recommendation primarily on (i) its view that the expected benefits of the Merger for the MDAH Limited Partners outweigh the risks and potential detriments of the Merger to the MDAH Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers" and "Risk Factors"), (ii) its view that the value of the OP Units allocable to the MDAH Limited Partners on the basis of the Exchange Value established for MDAH represents fair consideration for the Partnership Interests held by the MDAH Limited Partners and is fair to the MDAH Limited Partners from a financial point of view and (iii) the Appraisals and Fairness Opinion of AAA. See "--Fairness Opinion."

                                 MDAH Supp-18

  The Merger is not conditioned upon the consummation of any of the other Mergers. The General Partner has considered this fact in evaluating the fairness of the Merger. The General Partner believes that the fairness of the Merger will not be materially affected by the presence or absence of any other individual Partnership or by any particular combination of other Partnerships and that the Merger will be fair to the MDAH Limited Partners, individually and as a whole, if it is consummated with any combination of other Participating Partnerships. The General Partner bases this belief primarily on the fact that the consideration to be paid to the MDAH Limited Partners has been established based upon MDAH's Exchange Value, without regard to any possible combination of other Partnerships.

  In reaching the conclusions implicit in the above recommendation, the General Partner has taken into account the following considerations, placing the greatest weight on the first two considerations:

  . The General Partner has concluded that the Exchange Value for MDAH represents fair consideration for the Partnership Interests of the MDAH Limited Partners in the Merger in relation to MDAH because the Exchange Value is equal to the greatest of the Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which is an acceptable method for determining the fair market value of a Partnership's assets. The General Partner also has concluded that the Exchange Value established for the MDAH Limited Partners fairly reflects the value of the assets held by MDAH.

  . MDAH Limited Partners who retain OP Units will be able to defer recognition of gain until such time as they choose to realize such gain based on their own personal circumstances.

  . The General Partner has concluded that the potential benefits of the Merger to the MDAH Limited Partners, as described under "Background and Reasons for the Mergers and the REIT Conversion-- Reasons for the Mergers," outweigh the potential risks and detriments of the Merger for the MDAH Limited Partners, as described in "Risk Factors."

  . The General Partner considered the maximum and minimum deemed values of OP Units established for purposes of the Merger. The General Partner noted that the maximum deemed value of the OP Units, which has the effect of establishing a minimum number of OP Units that MDAH Limited Partners will receive in the Merger, supports the fairness of the Merger. With regard to the minimum deemed value of the OP Units, which has the effect of establishing a maximum number of OP Units that MDAH Limited Partners will receive in the Merger, the General Partner concluded that such a provision is customary when there is a maximum exchange price and that the levels established for the minimum and maximum deemed values of the OP Units represent a reasonable allocation of the risk of fluctuation in the trading price of Host REIT Common Shares immediately following the Merger. The minimum value was set at a level that is less than the recent average trading price of Host common stock (after deducting an amount equal to the estimated per share Initial E&P Distribution to be made in connection with the REIT Conversion) and the maximum is higher than such adjusted trading price. The Merger Agreement limits the value of the distributions that Host and Host REIT can make to their shareholders and to the Blackstone Entities (through the Operating Partnership) prior to consummation of the Merger and provides that, if the Blackstone Acquisition is not consummated and as a result thereof the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share, then the maximum and minimum prices per OP Unit for purposes of the Mergers will be reduced by an amount equal to such excess distribution per share. Based upon these considerations and others, the General Partner concluded that the maximum and minimum deemed values of the OP Units support the fairness of the Merger to the MDAH Limited Partners.

  . The General Partner considered the method of allocating the OP Units received by MDAH in the Merger between the General Partner and the MDAH Limited Partners. Because the OP Units are allocated in accordance with the distribution provisions in the MDAH partnership agreement, the General Partner concluded that this method supports the fairness of the Merger to the MDAH Limited Partners.

  . The General Partner considered the method of allocating the OP Units to be owned by Host REIT and its subsidiaries (including the General Partners) following the REIT Conversion (without taking into account any OP Units that may be acquired in connection with the Common Share Election). The number of

                                 MDAH Supp-19

    OP Units to be owned by Host REIT and its subsidiaries will be equal to the number of shares of Host common stock outstanding at the time. Because the formation of the Operating Partnership is functionally equivalent to the formation of a wholly owned subsidiary and reflects the one-for-one economic equivalence between shares of Host common stock and OP Units, the General Partner concluded that this method supports the fairness of the Merger to the MDAH Limited Partners .

  . The Fairness Opinion, in the view of the General Partner, supports the fairness of the Merger, even though it includes qualifications, limitations and assumptions relating to its scope and other factors that MDAH Limited Partners should consider carefully and does not conclude that the Exchange Value is the best price that could be obtained. The availability of the Fairness Opinion is particularly significant in light of the absence of arm's length negotiations in establishing the terms of the Merger.

  . The General Partner believes that the economic terms of the leases of the MDAH Hotels are fair and reasonable from the standpoint of the Operating Partnership.

  . Host REIT will benefit from the operations of the Operating Partnership only to the extent of the distributions received based upon its percentage interest in the Operating Partnership to the same extent as the other limited partners. The General Partner believes that this is a factor supporting the fairness of the Merger to the MDAH Limited Partners.

  . The General Partner believes that the value of the consideration to be received by the MDAH Limited Partners in the Merger is fair in relation to the value which would be derived by such Limited Partners under any of the alternatives described under "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers," especially since the Exchange Value of MDAH is equal to its Adjusted Appraised Value, which is the greatest of the Adjusted Appraised Value, the Continuation Value and the Liquidation Value and the historic prices paid for MDAH Partnership Units. The General Partner does not believe that the sale of any of MDAH's Hotels and liquidation of MDAH would obtain for MDAH Limited Partners as much value as the value to be received by such MDAH Limited Partners following the Merger. The General Partner believes that the following benefits are of the greatest value and importance to the MDAH Limited Partners:

    . Liquidity. The Merger and the REIT Conversion will offer MDAH Limited Partners liquidity with respect to their investment in MDAH because MDAH Limited Partners can elect to receive freely tradeable Host REIT Common Shares in connection with the Merger. In addition, MDAH Limited Partners who elect to retain OP Units, at any time commencing one year following the Effective Date, will be able to exercise their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price per Host REIT Common Share of $12.50). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

    . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to the holders of Common Shares. MDAH will not distribute any cash for 1998; therefore, the ability to receive distributions quarterly and in regular amounts would be enhanced.

    . Risk Diversification. Upon consummation of the REIT Conversion, each MDAH Limited Partner's investment will be converted from an investment in MDAH, which owns six hotels, into an investment in an enterprise that is expected initially to own or control approximately 125 Hotels and will have a total market capitalization of approximately $3.4 billion, thereby reducing the dependence upon the performance of, and the exposure to the risks associated with, any particular Hotel or group of Hotels currently owned by MDAH and spreading such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

                                  MDAH Supp-20

    . Substantial Tax Deferral. The General Partner expects that MDAH Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of MDAH or a sale or other disposition of its assets in a taxable transaction. The General Partner considered the possibility that the REIT Conversion might not occur in time for Host REIT to elect REIT status effective January 1, 1999, in which event Host REIT's election to be taxed as a REIT could be delayed until January 1, 2000 (and the Blackstone Acquisition might not be consummated). The General Partner believes that the overall benefits of the Merger and the REIT Conversion for the MDAH Limited Partners justify proceeding with the Merger as promptly as practicable, even if Host REIT's election to be taxed as a REIT might not be effective until January 1, 2000. The General Partner took into account the complexity of the REIT Conversion, the number of transactions that must occur to complete the REIT Conversion and the benefits to the MDAH Limited Partners of positioning Host REIT to qualify as a REIT as soon as practicable. The General Partner also recognized that a delay in the election of REIT status until January 1, 2000 would not reduce the anticipated Operating Partnership cash distributions per OP Unit (but the Host REIT cash distributions per Common Share would be reduced by the amount of corporate income taxes that Host REIT would have to pay for 1999).

  The General Partner believes that the factors described above, which support the fairness of the Merger to the MDAH Limited Partners, when weighed against the factors that may be disadvantageous, taken as a whole, indicate that the Merger is fair to the MDAH Limited Partners.

FAIRNESS OPINION

  AAA, an independent financial advisory firm with substantial real estate and partnership transaction experience, was engaged by the General Partner and the other General Partners to perform the Appraisals and to render the Fairness Opinion that (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of MDAH and each other Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the MDAH Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the MDAH Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the MDAH Limited Partners and the Limited Partners of each other Partnership. The Fairness Opinion is addressed to each Partnership and it may be relied upon by each of the MDAH Limited Partners and the Limited Partners of each of the other Partnerships. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis by AAA, is set forth in Appendix B to the Consent Solicitation and should be read in its entirety. The material assumptions and qualifications to the Fairness Opinion are summarized below, although this summary does not purport to be a complete description of the various inquiries and analyses undertaken by AAA in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. For a more complete description of the assumptions and qualifications that limit the scope of the Fairness Opinion, see "--Qualifications to Fairness Opinion" and "--Assumptions" below.

  The Fairness Opinion is not limited to any particular combination of Partnerships participating in the Mergers because there is no combination of Partnerships required in order to complete the Mergers. No Merger is conditioned upon the consummation of any other Merger. The Fairness Opinion addresses the fairness of the Exchange Value for each Partnership to the Limited Partners of each Partnership, which Exchange Value has been established for each Partnership without regard to any possible combination of Partnerships. In light of the foregoing, the Fairness Opinion will not be revised to reflect the actual Partnerships which participate in the Mergers.

                                 MDAH Supp-21

  Although the General Partner advised AAA that certain assumptions were appropriate in its view, the General Partner imposed no conditions or limitations on the scope of the investigation by AAA or the methods and procedures to be followed by AAA in rendering the Fairness Opinion. The fees and expenses of AAA will be treated as a Merger Expense and will be paid by the Operating Partnership. In addition, the General Partner has agreed to indemnify AAA against certain liabilities. See "--Compensation and Material Relationships."

  Qualifications to Fairness Opinion. In the Fairness Opinion, AAA specifically states that it did not: (i) specifically consider other methodologies for allocation of the OP Units, (ii) address or conclude that other methodologies for allocation of the OP Units to MDAH and the other Partnerships might not have been more favorable to the Limited Partners in certain of the Partnerships, (iii) negotiate with the General Partner, the General Partners of the other Partnerships or Host, (iv) participate in establishing the terms of the Merger and the other Mergers, (v) provide an opinion as to the terms and conditions of the Merger and the other Mergers other than those explicitly stated in the Fairness Opinion, (vi) make any independent review of the capital expenditure estimates set forth in the Engineering Study or (vii) make any estimates of MDAH's and each other Partnership's contingent liabilities.

  In connection with preparing the Fairness Opinion, AAA was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. AAA will not deliver any additional written opinion of the analysis, other than to update the written opinion if requested by the Operating Partnership.

  Experience of AAA. AAA is the world's largest independent valuation consulting firm and is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyout plans, private placements, limited partnerships, estate and corporate matters, other financial advisory matters and other valuation purposes.

  AAA was selected because of its experience in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, including transactions involving hotel partnerships, and the price for its services. The General Partner did not solicit proposals from any other appraisal or investment banking firms for the Appraisals or the Fairness Opinion. Host and its affiliates have previously engaged AAA to provide appraisals and fairness opinions in connection with other transactions.

  Summary of Materials Considered and Investigation Undertaken. As a basis for rendering the Fairness Opinion, AAA has made such reviews, studies and analyses as it deemed necessary and pertinent in order to provide it with a reasonable basis for the Fairness Opinion, including, but not limited to, the following: (i) reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the Form S-4 for the Mergers; (ii) provided the Market Value of each Hotel owned by each Partnership in a separate short form appraisal report and each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; as part of the Appraisals, AAA reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as it deemed necessary as a basis for the Fairness Opinion and the Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel; (iii) reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the Appraised Values in determining such Exchange Values; AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA; (iv) reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the partners of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners; (v) reviewed the General Partners' determination of the Liquidation Value of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by

                                 MDAH Supp-22
the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA; (vi) provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period; AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the Partnerships' expected operations and results; (vii) reviewed the terms of the ground leases of the Hotels and the partnership agreement of each Partnership; (viii) reviewed audited and unaudited historical income statements, balance sheets and statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT; (ix) reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets;
(x) conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities and equity; (xi) reviewed internal Marriott International, Host and Partnership financial analyses and other internally generated data for each Hotel and (xii) discussed all of the foregoing information, where appropriate, with management of Marriott International, Host and the Partnerships and their respective employees.

  Assumptions. In rendering its opinion, AAA relied, without independent verification, on the accuracy and completeness in all material respects of certain relevant publicly available information and information provided to AAA by Host and the Hotels. AAA assumed that all information furnished by Host, the Hotels and the Partnerships and their representatives, upon which AAA relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view. AAA also noted that the Fairness Opinion was based upon financial, economic, market and other considerations as they existed and could be evaluated as of March 1, 1998. AAA did not conduct any subsequent due diligence or valuation procedures, except that AAA reviewed year-to-date net house-profit results through September 11, 1998 as reflected on Marriott International's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, AAA concluded that nothing came to AAA's attention that would cause it to be unable to render the Fairness Opinion as of such date.

  Conclusions. AAA concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of October 8, 1998, the date of the Fairness Opinion: (i) the Exchange Value and methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of each of the Hotels) are fair and reasonable, from a financial point of view, to the MDAH Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the MDAH Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the MDAH Limited Partners and the Limited Partners of each other Partnership. In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  Summary of Methodology. AAA evaluated each Partnership's Hotel(s) based upon the income capitalization approach and broadly applied the sales comparison approach. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data

                                 MDAH Supp-23
affect the applicability of each approach in a specific appraisal situation. Since the Hotels are viable, existing, ongoing enterprises with an established market presence, work force and management team, the cost approach was not considered by AAA in the Appraisals. The income capitalization approach estimates a Hotel's capacity to produce income through an analysis of the market, operating expenses and net income. Net income may then be processed into a value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. The sales comparison approach looks at similar properties which have recently sold or are currently offered for sale in the market and are analyzed and compared with the Hotel being valued. For further description of the methodology employed by AAA in the Appraisals, see "Determination of Exchange Values and Allocation of OP Units."

  Compensation and Material Relationships. AAA has been paid a fee of $335,000 for its services as described herein, including the Appraisals and preparing to deliver the Fairness Opinion. In addition, AAA will be reimbursed for all reasonable out-of-pocket expenses, including legal fees and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee was negotiated between Host, the General Partners and AAA. Payment of the fee to AAA is not dependent upon completion of the Mergers. AAA has been previously engaged by Host and its affiliates to provide appraisals, fairness opinions and solvency opinions in connection with other transactions.

CASH DISTRIBUTIONS

  Historical Cash Distributions Paid by MDAH. The following table sets forth the distributions paid to MDAH Limited Partners (per Partnership Unit) for the periods indicated. The information below should be read in conjunction with the information in this Supplement under the caption "Selected Financial Data."

                  HISTORICAL CASH DISTRIBUTIONS PAID BY MDAH
                           (PER PARTNERSHIP UNIT)(1)

                                     FIRST TWO
                                     QUARTERS            FISCAL YEAR
                                     --------- --------------------------------
                                       1998     1997   1996   1995   1994  1993
                                     --------- ------ ------ ------ ------ ----
From net income.....................   $--     $3,453 $4,575 $4,481 $3,428 $--
Representing return of capital(2)...    --        --     --     --     --   --
                                       ----    ------ ------ ------ ------ ----
  Total.............................   $--     $3,453 $4,575 $4,481 $3,428 $--
                                       ====    ====== ====== ====== ====== ====

--------
(1)  A Partnership Unit represents a $100,000 original investment in MDAH.
(2) Computed as all distributions in excess of distributions from operating cash flow.

  Compensation and Distributions to the General Partner and Marriott International. Under MDAH's partnership agreement, the General Partner does not receive fees or compensation in connection with managing the affairs of MDAH but the General Partner and its affiliates are reimbursed for certain costs and expenses incurred on behalf of MDAH. In addition, the General Partner is entitled to distributions related to its interests in MDAH.

  Following the REIT Conversion, Host REIT will be entitled to receive cash distributions with respect to the OP Units that it owns and the Operating Partnership will pay (or reimburse Host REIT for) all expenses that Host REIT incurs, including taxes (subject to certain limited exceptions). Marriott International and its affiliates receive management fees and other reimbursements from MDAH under the Management Agreement.


                                 MDAH Supp-24

  The following table sets forth the compensation, reimbursements and distributions paid by MDAH to the General Partner and its affiliates and the payments made to Marriott International and its affiliates for the last three fiscal years and the First Two Quarters 1998 ("Historical") and the estimated reimbursements and distributions that would have been paid by MDAH to the General Partner and its affiliates and payments made to Marriott International and its affiliates during the last three fiscal years and the First Two Quarters 1998 if the REIT Conversion had been in effect, assuming the Full Participation Scenario ("Pro Forma"). The Pro Forma estimates assume a distribution per OP Unit of $0.84 per year during 1997 and the First Two Quarters 1998 (based upon the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) and no distributions during 1996 and 1995 (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions).

HISTORICAL AND PRO FORMA COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE
                      GENERAL PARTNER AND ITS AFFILIATES
        AND PAYMENTS MADE TO MARRIOTT INTERNATIONAL AND ITS AFFILIATES
                                (IN THOUSANDS)

                             FIRST TWO                          FISCAL YEAR
                             QUARTERS      -------------------------------------------------------
                               1998              1997                1996              1995
                         ----------------- -----------------   ----------------- -----------------
                                     PRO               PRO                 PRO               PRO
                         HISTORICAL FORMA  HISTORICAL FORMA    HISTORICAL FORMA  HISTORICAL FORMA
                         ---------- ------ ---------- ------   ---------- ------ ---------- ------
Reimbursements(1).......      $88   $  --      $124   $  --        $109   $  --       $68   $  --
Distributions(2)........      --        22       21         44       28        0       27        0
Payments Made to
 Marriott International
 and affiliates.........    2,100    2,100    6,134    6,134      5,583    5,583    5,260    5,260
                           ------   ------   ------   ------     ------   ------   ------   ------
Total ..................   $2,188   $2,122   $6,279   $6,178     $5,720   $5,583   $5,355   $5,260
                           ======   ======   ======   ======     ======   ======   ======   ======

--------
(1) All expenses will be paid directly by the Operating Partnership, accordingly, there are no expected reimbursements on a pro forma basis.
(2) The amount of distributions payable to the General Partner and its affiliates on a pro forma basis in 1997 and the First Two Quarters 1998 assumes payment of distributions at a rate of $0.84 per annum per OP Unit (which represents the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31,
    1999) with respect to the estimated minimum number of OP Units that the General Partner and its affiliates will receive with respect to their general and limited partner interests in the Partnership, assuming all Partnerships participate in the Mergers and the maximum price of $15.50 per OP Unit. Such number does not reflect the aggregate number of OP Units Host REIT will receive in connection with the REIT Conversion. The amount of distributions payable to the General Partner and its affiliates on a pro forma basis in 1996 and 1995 are assumed to be zero (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions). The pro forma distributions payable to the General Partner and its affiliates are not necessarily indicative of the amounts that would have been distributed per OP Unit in such periods if the REIT Conversion and the Mergers had been consummated as of the beginning of each period shown.

CERTAIN INFORMATION REGARDING THE HOTELS OWNED BY MDAH

                                                               NUMBER OF  DATE
NAME OF HOTEL                               LOCATION OF HOTEL    ROOMS   OPENED
-------------                               ------------------ --------- ------
Dayton Marriott Hotel...................... Dayton, OH             399    1982
Fairview Park Marriott Hotel............... Fairfax County, VA     395    1989
Fullerton Marriott Hotel................... Orange County, CA      224    1989
Livonia Marriott Hotel..................... Livonia, MI            224    1989
Marriott Hotel at Research Triangle Park... Raleigh, NC            224    1988
Southfield Marriott Hotel.................. Southfield, MI         226    1989
                                                                 -----
  TOTAL....................................                      1,692
                                                                 =====


                                 MDAH Supp-25

  The table below sets forth certain performance information for MDAH's Hotels for the indicated periods.

                                  FIRST TWO QUARTERS         FISCAL YEAR
                                  --------------------  -----------------------
                                    1998       1997      1997     1996    1995
                                  ---------  ---------  -------  ------  ------
Average daily rate............... $  114.66  $  102.29  $102.97  $93.33  $86.39
Occupancy........................      77.0%      78.1%    76.4%   74.6%   76.1%
REVPAR........................... $   88.29  $   79.89  $ 78.66  $69.62  $65.74
% REVPAR change..................      10.5%       --      13.0%    5.9%    --

 Dayton Marriott Hotel, Dayton, Ohio

  The Dayton Marriott Hotel is a full-service Marriott hotel located on 9.9 acres of fee-owned land approximately 1.5 miles south of downtown Dayton, Ohio. The Hotel is situated at the intersection of South Patterson Boulevard and River Park Drive, which is approximately one-half mile east of I-75. The Hotel is visible from the interstate and is adjacent to both the University of Dayton and the world headquarters of NCR Corporation. Because of its recognized position in the market, the Dayton Marriott Hotel serves the entire Dayton metropolitan area, including the Wright-Patterson Airforce Base and the downtown convention center.

  The Dayton Marriott Hotel originally opened in January 1982 with 299 rooms and was expanded to 399 rooms in August 1987. The Dayton Hotel contains 399 guest rooms, of which nine are suites and 50 are concierge-level guest rooms offering special amenities, decor and services. The Hotel has approximately 10,300 square feet of meeting and banquet space, including a 6,400 square foot ballroom capable of accommodating up to 800 people for receptions and up to 580 people for banquets. In addition, the Hotel contains a restaurant capable of seating 165 persons and a lounge capable of seating 112 persons. Other amenities offered by the Hotel include an indoor/outdoor pool, a hydrotherapy pool, an exercise room, a sauna, bicycle rentals, a gift/sundry shop and parking for 547 cars.

  Competition. The primary competition for the Hotel comes from three hotels in the Dayton area: (i) the Crown Plaza; (ii) the Doubletree Hotel and (iii) the Holiday Inn Fairborn. A comparison of these hotels and the Dayton Hotel is shown below:

                                                                   APPROXIMATE
                                                    NO. OF  YEAR  MEETING SPACE
                                                    ROOMS  OPENED   (SQ. FT.)
                                                    ------ ------ -------------
   DAYTON MARRIOTT HOTEL...........................  399    1982     10,300
   Crown Plaza.....................................  284    1996     12,000
   Doubletree Hotel................................  189    1988      8,000
   Holiday Inn Fairborn............................  202    1987      8,000

  In addition to the properties described above, the Dayton Hotel faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. No new primary competition is expected to open in the Dayton area. However, the Residence Inn and Fairfield Inn Troy opened in January 1998.

 Fairview Park Marriott Hotel, Fairfax County, Virginia

  The Fairview Park Marriott Hotel is located approximately nine miles west of downtown Washington, D.C., on a parcel of approximately 5.2 acres of fee-owned land in the 220-acre Fairview Park development in Fairfax County, Virginia. The Hotel is located at the interchange of U.S. Highway 50 and the heavily traveled Capital Beltway (I-495), which circles Washington, D.C. The Hotel is located directly across the Capital Beltway from the world headquarters of Mobil Corporation, is four miles south of Tysons Corner, Virginia, a major regional commercial and retail center and is near several middle-income and upscale residential areas. At 15 stories, the Hotel is the tallest building in the Fairview Park development and is visible from the Capital Beltway.


                                 MDAH Supp-26

  The Fairview Park Marriott Hotel opened in August 1989. The Hotel contains 395 guest rooms, of which eight are suites, two are parlors and 30 are concierge-level guest rooms offering special amenities, decor and services. The Hotel has approximately 13,000 square feet of meeting and banquet space (including a ballroom of 10,300 square feet) and six hospitality suites which are available to accommodate meetings of small groups. The Hotel has a restaurant which seats 130 and one lounge which seats a total of 55, and offers an indoor/outdoor pool and whirlpool, an exercise room, men and women's locker rooms with saunas, a business center, a gift/sundry shop and indoor/outdoor parking for 660 cars. More than half of the Fairview Park development has been preserved as woodlands and the Hotel is located in a wooded area which offers a park-like setting containing jogging and cycling trails that connect with adjacent communities. The Hotel also is adjacent to a small retail shopping center which offers a food court and shops.

  Ground Lease. The Partnership leases the land on which the Fairview Park Marriott Hotel parking garage is located. The lease expires in 2085 and requires a nominal rental of $1 per year.

  Competition. Four hotels, the Sheraton Tysons Corner, the Hilton McLean, the Tysons Corner Marriott and the Ritz Carlton Tysons Corner (which is owned by Host Marriott), provide the primary competition for the Fairview Park Marriott Hotel. The Ritz Carlton Tysons Corner is also owned by Host and managed by Marriott International. A comparison of these hotels and the Fairview Park Marriott Hotel is shown in the table below:

                                                                    APPROXIMATE
                                                     NO. OF  YEAR  MEETING SPACE
                                                     ROOMS  OPENED   (SQ. FT.)
                                                     ------ ------ -------------
   FAIRVIEW PARK
   MARRIOTT HOTEL...................................  395    1989     13,000
   Sheraton Tysons Corner...........................  455    1986     26,000
   Hilton McLean....................................  457    1987     22,000
   Tysons Corner Marriott...........................  392    1981     13,600
   Ritz Carlton Tysons Corner.......................  232    1989     18,500

  The Homewood Suites Hotel, a 109 room extended-stay hotel opened in February 1998, and is located four miles from Fairview Park.

 Fullerton Marriott Hotel, Fullerton, California

  The Fullerton Marriott Hotel is located in Fullerton, California on a 4.7 acre leased parcel of land located on the campus of California State University at Fullerton. The Fullerton campus of California State University has approximately 25,000 students, making it the seventh largest of the 20 campuses in the California State University system. Fullerton is located in northern Orange County, California's third largest center of high technology which includes the communities of Fullerton, Placentia, Brea, La Habra, Yorba Linda and Buena Park. The Fullerton Marriott Hotel is located at the interchange of State Highway 57 and Nutwood Avenue, approximately 20 miles north of the John Wayne International Airport and approximately eight miles north of Disneyland. The Fullerton Marriott Hotel is designed principally to accommodate the needs of travelers visiting the University and the many corporate facilities located in the area and to cater to the needs of group meetings, but the General Partner expects the Hotel to attract a significant number of leisure travelers as well.

  The Hotel offers 224 guest rooms, of which three are suites and 39 are concierge-level rooms offering special amenities, decor and services. The Hotel has approximately 4,617 square feet of meeting and banquet space (including a 2,749 square foot ballroom), a restaurant which seats 68, a lounge which seats 44, an outdoor pool and whirlpool, an exercise room, men and women's locker rooms with saunas, a gift/sundry shop and parking for 286 cars. The Hotel is a six-story building located on the southeast corner of the University campus. The restaurant and lounge are located on the first floor just off the lobby and the meeting and banquet space is located primarily on the first floor. The guest rooms are located on floors one though six. Under the Ground Lease, the Partnership will be prohibited from making any structural or exterior alterations to the Hotel which are inconsistent with the development project plans without the written consent of the Ground Lessor and the Trustees of California State University.

                                 MDAH Supp-27

  Ground Lease. The Partnership leases the land on which the Fullerton Marriott Hotel is located. The initial term expires on 2019 with four successive 10-year renewals at the Partnership's option. The lease provides for percentage rental equal to 4% of gross room sales for each year.

  Competition. Four hotels, the Embassy Suites Anaheim, the Holiday Inn-Fullerton, Chase Suites and the Embassy Suites Fullerton, provide the primary competition for the Fullerton Marriott Hotel. A comparison of these hotels and the Fullerton Marriott Hotel is shown in the following table:

                                                                    APPROXIMATE
                                                     NO. OF  YEAR  MEETING SPACE
                                                     ROOMS  OPENED   (SQ. FT.)
                                                     ------ ------ -------------
   FULLERTON MARRIOTT HOTEL.........................  224    1989      4,617
   Embassy Suites Anaheim...........................  224    1987      8,000
   Holiday Inn Fullerton............................  289    1973      9,200
   Chase Suites.....................................   96    1995      2,700
   Embassy Suites...................................  229    1987      9,000

  In addition to the properties described above, the Hotel faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location.

 Detroit Marriott Livonia Hotel, Livonia, Michigan

  The Detroit Marriott Hotel is located on four acres of fee-owned land within Laurel Park Place, a 750,000 square foot upscale office and regional shopping mall development in Livonia, Michigan, an affluent suburb of Detroit located west of downtown in the rapidly expanding I-275 corridor. Laurel Park Place is one of Livonia's three major shopping malls, containing over 60 specialty shops and restaurants, a ten-screen cinema, over 300,000 square feet of office space, the largest Jacobsen's department store ever built and space for another anchor department store. The Hotel, which opened in September 1989, is located approximately 15 miles west of downtown Detroit and is designed principally to accommodate the needs of business travelers visiting the automobile manufacturing and other corporate facilities located in the area.

  The Hotel contains 226 guest rooms, of which four are suites and 39 are concierge-level rooms offering special amenities, decor and services. The Hotel is a six story building and has approximately 5,000 square feet of meeting and banquet space (including a ballroom of 3,168 square feet), a restaurant with a seating capacity of 75, a lounge with a seating capacity of 50, an indoor pool and whirlpool, an exercise room, men and women's locker rooms with saunas, a gift/sundry shop and parking for 280 cars. The Hotel is adjacent to the Laurel Park Place mall and has an entranceway that opens into the retail section of the mall.

  Competition. Three hotels, the Novi Hilton, the Holiday Inn and the Embassy Suites, provide the primary competition for the Livonia Hotel. A comparison of these hotels and the Detroit Marriott Livonia Hotel is shown in the table below:

                                                                    APPROXIMATE
                                                     NO. OF  YEAR  MEETING SPACE
                                                     ROOMS  OPENED   (SQ. FT.)
                                                     ------ ------ -------------
   DETROIT MARRIOTT
   LIVONIA HOTEL....................................  226    1989      3,965
   Novi Hilton......................................  237    1985     15,344
   Holiday Inn......................................  212    1988     11,000
   Embassy Suites...................................  137    1989      7,000

  In addition to the properties described above, the faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. No new primary competition is expected to open in the Livonia area in the near term.

                                 MDAH Supp-28

 Marriott Hotel at Research Triangle Park, Durham, North Carolina

  The Marriott Hotel at Research Triangle Park is a full-service Marriott hotel located in Durham, North Carolina, approximately 15 miles northwest of Raleigh and approximately nine miles southeast of downtown Durham. The Hotel is located on 10.3 acres of fee-owned land approximately 4.5 miles from the Raleigh-Durham Airport and approximately one-half mile from Research Triangle Park. The primary demand generator for the Hotel is Research Triangle Park, a 6,700 acre research park located in the triangle formed by Duke University, the University of North Carolina and North Carolina State University. Research Triangle Park contains facilities occupied by over 50 corporations, institutions and government agencies, all of which are engaged in research, development or science-oriented production. The Hotel is approximately 12.5 miles from Duke University, 12 miles from the University of North Carolina and 13 miles from North Carolina State University.

  The Hotel, which opened in April 1988, is designed principally to meet the needs of business travelers visiting Research Triangle Park, but it also caters to the group meeting and leisure traveler segments of the hotel market. The Hotel offers 224 guest rooms, of which four are suites or parlors and 50 are concierge-level rooms offering special amenities, decor and services. The Hotel is a six story building and has approximately 4,000 square feet of meeting space, including a 2,816 square foot ballroom. The Hotel also has a restaurant which seats 75 persons, a lounge which seats 50 persons, an indoor pool, a hydrotherapy pool, an exercise room, men and women's saunas, a gift/sundry shop, a business center and parking for 351 cars.

  Competition. Four hotels, the Sheraton Imperial Hotel, the Holiday Inn-Research Triangle Park, Doubletree Suites and the Radisson Governors Inn, provide the primary competition for the Research Triangle Park Hotel. A comparison of these hotels and the Marriott Hotel at Research Triangle Park is shown in the following table:

                                                                    APPROXIMATE
                                                     NO. OF  YEAR  MEETING SPACE
                                                     ROOMS  OPENED   (SQ. FT.)
                                                     ------ ------ -------------
   MARRIOTT HOTEL at
   RESEARCH TRIANGLE PARK...........................  224    1988      4,000
   Sheraton Imperial Hotel..........................  340    1986     31,000
   Holiday Inn-RTP..................................  250    1988      4,850
   Doubletree Suites................................  203    1987      3,000
   Radisson Governors Inn...........................  200    1972      7,000

  In addition to the properties described above, the Hotel faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. An Embassy Suites and several mid-priced hotels opened in the Research Triangle Park area in 1997. A three hotel and multiple restaurant complex, is under development and scheduled to open mid-year 1998.

 Southfield Marriott Hotel, Southfield, Michigan

  The Southfield Marriott Hotel is located along I-696 and Northwestern Highway, adjacent to the First Center Office Park on 5.0 acres of fee-owned land in Southfield, Michigan, a suburb of Detroit located approximately 15 miles northwest of downtown Detroit, Michigan. Over one million square feet of office space are located within one mile of the Southfield Hotel. Southfield is a major commercial center, which according to the Southfield Chamber of Commerce, serves as headquarters for three Fortune 500 companies and 62 other Fortune 500 companies have offices or other facilities there.

  The Southfield Marriott Hotel which opened in September 1989, contains 226 guest rooms, of which four are suites and 39 are concierge-level rooms offering special amenities, decor and services. The Southfield Marriott Hotel is a six story building containing approximately 4,000 square feet of meeting and banquet space, including a 2,816 square foot ballroom. In addition, the Hotel contains a restaurant with a seating capacity of 75, a lounge with seating capacity of 50, an indoor pool and whirlpool, an exercise room, men and women's locker rooms with saunas, a gift/sundry shop and parking for 280 cars.

                                 MDAH Supp-29

  Competition. Four hotels--the Radisson Plaza, the Doubletree, the Holiday Inn and the Hilton--provide the primary competition for the Southfield Marriott Hotel. A comparison of these hotels and the Southfield Marriott Hotel is shown in the following table:

                                                                    APPROXIMATE
                                                     NO. OF  YEAR  MEETING SPACE
                                                     ROOMS  OPENED   (SQ. FT.)
                                                     ------ ------ -------------
   SOUTHFIELD MARRIOTT HOTEL........................  226    1989      4,000
     Westin.........................................  385    1987     11,000
     Doubletree.....................................  239    1987      8,000
     Holiday Inn....................................  417    1965      8,000
     Hilton.........................................  197    1988      3,000

  In addition to the properties described above, the Hotel faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. No new primary competition is expected to open in the Southfield market in the near term.

AMENDMENTS TO MDAH'S PARTNERSHIP AGREEMENT

  In order to consummate the Merger as currently proposed, there are a number of amendments required to be made to MDAH's partnership agreement. MDAH Limited Partners must vote separately on the Merger and the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon MDAH's participation in the Merger. The required amendments generally include: (i) permitting MDAH to enter into the Leases with the Lessees; (ii) reducing to one the number of appraisals of the fair market value of MDAH's Hotels that MDAH must obtain before the General Partner can cause MDAH to sell its assets to the General Partner or an affiliate; and (iii) other amendments required to allow the transactions constituting the Merger or otherwise necessary or desirable to consummate the Merger or the REIT Conversion. The form of amendment to the MDAH partnership agreement is attached as an exhibit to the Registration Statement of which this Supplement is a part.

VOTING PROCEDURES

  MDAH LIMITED PARTNERS ARE BEING ASKED TO VOTE SEPARATELY ON THE MERGER AND THE PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT, BUT MDAH WILL NOT PARTICIPATE IN THE MERGER UNLESS BOTH PROPOSALS ARE APPROVED. The consent of MDAH Limited Partners holding more than 50% of the outstanding limited partner interests is required for participation in the Merger and to approve the related amendments to the partnership agreement. The General Partner may not vote its limited partner interests in connection with the Merger or with respect to the amendments to the partnership agreement.

  An MDAH Limited Partner may mark the Consent Form to vote "FOR," "AGAINST" or "ABSTAIN" participation in the Merger by MDAH and "FOR," "AGAINST" or "ABSTAIN" with respect to the amendments to the partnership agreement. THE FAILURE OF AN MDAH LIMITED PARTNER TO VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS IF SUCH MDAH LIMITED PARTNER HAD VOTED HIS PARTNERSHIP INTERESTS "AGAINST" THE MERGER AND "AGAINST" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. The voting procedures applicable to MDAH Limited Partners are set forth in the Consent Solicitation under the heading "Voting Procedures-- Required Limited Partner Vote and Other Conditions."

  The Solicitation Period will commence on the date the Consent Solicitation and the other Solicitation Materials are first distributed to the Limited Partners and will continue until the later of (i) December 12, 1998 or (ii) such later date as the General Partner and the Operating Partnership may elect, in their discretion. Any Consent Form RECEIVED by the Tabulation Agent (in original or by facsimile) prior to 5:00 p.m., Eastern time,

                                 MDAH Supp-30
on the last day of the Solicitation Period will be effective, provided that such Consent Form has been properly signed. For MDAH, a Consent Form that is properly signed but not marked will be voted "FOR" the Merger and "FOR" the amendments to the partnership agreement. An MDAH Limited Partner who has submitted a Consent Form may withdraw or revoke the Consent Form at any time prior to the expiration of the Solicitation Period. As of June 19, 1998, Palm Investors, LLC, owns 27.5 Partnership Units which represents 6.6% of the total MDAH Partnership Units. No other person owned of record, or to the Partnership's knowledge owned beneficially, more than 5% of the total number of MDAH Partnership Units.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of OP Units in the Merger, each MDAH Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such MDAH Limited Partner in connection with the Merger. If such certification or withholding certificate is not provided, the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such MDAH Limited Partner in connection with the Merger, including both the value of the OP Units received and such MDAH Limited Partner's share of the liabilities of MDAH. See "Federal Income Tax Consequences--Tax Consequences of the Mergers-- Withholding."

OP UNIT EXCHANGE ELECTION PROCEDURES

 Description of the Common Share Election

  MDAH Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time during the period beginning on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (expected to be January 22, 1999 if the Effective Date of the Merger is December 30, 1998) (the "Election Period") (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). At their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if an MDAH Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. An MDAH Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each MDAH Limited Partner who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to Host REIT for an equal number of Common Shares. The Common Shares will be issued to the MDAH Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30,
1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock--Common Shares."

 Description of the Note Election

  MDAH Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). Even if an MDAH Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. An MDAH Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each MDAH Limited Partner who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) to the Operating Partnership all of the OP Units he receives in the Merger for the

                                 MDAH Supp-31

Note. The Note will be issued to the MDAH Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of an MDAH Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the currently expected closing of the Merger), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Merger, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of any Hotels formerly owned by MDAH and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

 Election Procedures

  MDAH Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. An MDAH Limited Partner must make such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), unless extended. An MDAH Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election. The OP Unit Exchange Election Form must be submitted so that it is received by MDAH (c/o the Operating Partnership) at any time prior to the end of the Election Period. This election can be revoked, or an alternative election can be made, by submitting to MDAH, in writing, such revocation or alternative election so that it is received by MDAH at any time prior to the end of the Election Period.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of Common Shares or a Note in exchange for OP Units if an MDAH Limited Partner exercises the Common Share Election or the Note Election, each MDAH Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to Host REIT and the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such MDAH Limited Partner in connection with the Common Share Election or the Note Election. If such certification or withholding certificate is not provided, Host REIT or the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such MDAH Limited Partner in connection with the Common Share Election or the Note Election, including both the value of the securities received and such MDAH Limited Partner's share of the liabilities of the Operating Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers-- Withholding."

FEDERAL INCOME TAX CONSEQUENCES

  In addition to the federal income tax consequences discussed in the sections of the Consent Solicitation entitled "Federal Income Tax Consequences" and "Risk Factors--Federal Income Tax Risks," MDAH Limited Partners should read carefully the following discussion of federal income tax consequences applicable specifically to the MDAH Limited Partners. The information included in this discussion is based upon various factual assumptions and information which are believed by the Operating Partnership and the General Partner to be reliable. However, some of these assumptions inevitably will not materialize, and unanticipated events and

                                 MDAH Supp-32
circumstances will occur. Therefore, there likely will be differences between the information provided herein, including the numerical data and estimates, and actual results, and the variations may be material and adverse.

 Applicability of Tax Opinions

  Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to Host REIT, Host and the Operating Partnership, has provided to Host REIT and the Operating Partnership an opinion letter (attached as Appendix C to the Consent Solicitation) as to certain federal income tax consequences to the Operating Partnership and the MDAH Limited Partners resulting from the Mergers and the REIT Conversion. The opinion letter is based upon certain assumptions and certain representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities and properties) of the Partnerships and Hotels contributed to the Operating Partnership by Host and the Blackstone Entities prior to the Mergers and the REIT Conversion and of Host REIT, the Operating Partnership and the Partnerships following the Mergers and the REIT Conversion. In addition, prior to the Effective Date, Hogan & Hartson expects to provide to Host REIT and the Operating Partnership an opinion letter (substantially in the form of Appendix D to the Consent Solicitation) as to the qualification and taxation of Host REIT as a REIT under the Code beginning with its first full taxable year commencing following the REIT Conversion. The receipt of this opinion letter is a condition to the REIT Conversion and each of the Mergers. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  Each opinion provided by Hogan & Hartson in the opinion letter that is attached as Appendix C to the Consent Solicitation is applicable to the MDAH Limited Partners.

  The opinions already rendered by Hogan & Hartson are based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions, and the opinions to be rendered by Hogan & Hartson prior to the Effective Date will be based on the same authorities as of the date such opinions are rendered. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the one exception described below (see "--Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain") and in the Consent Solicitation under "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities," neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Mergers or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion.

 Tax Consequences of the Merger

  Overview. Hogan & Hartson has provided an opinion to the effect that the Merger will not result in the recognition of taxable gain or loss at the time of the Merger to an MDAH Limited Partner (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Merger;
(iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of any prepayment of the MDAH Mortgage Debt) in connection with the Merger or the REIT Conversion in excess of his aggregate adjusted basis in his MDAH Partnership Units at the time of the Merger; (iv) who is not required to recognize gain by reason of the exercise by another MDAH Limited Partner of his right to make the Common Share Election or the Note Election; and (v) who does not have his "at risk" amount fall below zero as a result of the Merger or the REIT Conversion. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

                                 MDAH Supp-33

  With respect to the foregoing exceptions to nonrecognition treatment, the Operating Partnership and the General Partner believe as follows: (i) an MDAH Limited Partner who acquired his MDAH Partnership Units in the original offering of such Partnership Units and who has held such Partnership Units at all times since would not be considered to receive, as a result of the Merger, a distribution (or a deemed cash distribution resulting from relief from liabilities) that exceeds his aggregate adjusted basis in his MDAH Partnership Units at the time of the Merger, and would not have his "at risk" amount fall below zero as a result of the Merger, even if all of the MDAH Mortgage Debt were to be repaid in connection with the Merger or the REIT Conversion, and
(ii) none of the personal property owned by MDAH will need to be sold to a Non-Controlled Subsidiary in connection with the REIT Conversion. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Overview" in the Consent Solicitation.

  With respect to the effects of an MDAH Limited Partner's election to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger, Hogan & Hartson is of the opinion that it is more likely than not that an MDAH Limited Partner who does not make the Common Share Election or the Note Election will not be required to recognize gain by reason of another MDAH Limited Partner's exercise of either of such rights. With respect to the exercise of a Unit Redemption Right, Hogan & Hartson is of the opinion that it is more likely than not that an MDAH Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Merger but less than two years after such date will not cause the Merger itself to be a taxable transaction for the MDAH Limited Partner (or the other MDAH Limited Partners). See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation. Opinions of counsel, however, do not bind the IRS or the courts, and no assurances can be provided that such opinions will not be challenged by the IRS or will be sustained by a court if so challenged.

  The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, MDAH Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections).

  Deemed Cash Distribution and Resulting Taxable Gain. With respect to his MDAH Partnership Units, an MDAH Limited Partner will receive no actual cash distribution in connection with the Merger but would be deemed to receive a cash distribution in connection with the Merger to the extent that his share of Operating Partnership liabilities immediately after the Merger and the REIT Conversion is less than his share of MDAH liabilities immediately prior to the Merger. For example, any prepayment of the MDAH Mortgage Debt or debt encumbering other Hotels may result in a deemed cash distribution to the MDAH Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. Even though the MDAH Mortgage Debt and the debt encumbering the other Hotels is not expected to be repaid or refinanced in connection with the Mergers and the REIT Conversion (except as described in the Consent Solicitation), an MDAH Limited Partner's share of indebtedness following the Mergers and the REIT Conversion may nonetheless decrease in comparison to the Limited Partner's estimated aggregate share of MDAH indebtedness as of December 31, 1998 (calculated based on the assumption that the Mergers did not occur) by reason of the manner in which the debt allocation rules work when multiple assets with different levels of leverage are consolidated into a single partnership.

  An MDAH Limited Partner, however, would recognize taxable gain as a result of any deemed cash distribution only to the extent that the deemed cash distribution were to exceed his adjusted tax basis in his MDAH Partnership Units immediately prior to the Merger. As noted above, the Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that an MDAH Limited Partner who acquired his MDAH Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since the offering will have an adjusted tax basis in excess of the deemed cash distribution that might occur in connection with the Merger and the REIT

                                 MDAH Supp-34

Conversion, even if all MDAH Mortgage Debt were to be repaid. Therefore, such an MDAH Limited Partner should not recognize gain due to such deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The adjusted tax basis of an MDAH Limited Partner who did not acquire his MDAH Partnership Units in the original offering of such Partnership Units or who has not held his MDAH Partnership Units at all times since such offering could vary materially from that of an MDAH Limited Partner who did so. If an MDAH Limited Partner has an adjusted tax basis in his MDAH Partnership Units (per MDAH Partnership Unit) that is substantially less than the adjusted tax basis of an MDAH Limited Partner who acquired his MDAH Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since, he could recognize gain due to any deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The Operating Partnership has no current plan or intention to cause the prepayment of the MDAH Mortgage Debt as part of the Merger and the REIT Conversion or, except as described in the Consent Solicitation, any of the nonrecourse liabilities encumbering the Hotels owned by the other Partnerships (other than with the proceeds of indebtedness that would be considered nonrecourse liabilities allocable to the Hotel being refinanced). The Operating Partnership, however, will have to repay mortgage indebtedness securing the Hotels owned by the Partnerships at the time such indebtedness matures (including the MDAH Mortgage Debt which will mature on December 15, 1999). There can be no assurance that at the time of any such refinancing the Operating Partnership will be able to secure nonrecourse mortgage indebtedness secured only by those Hotels in an amount sufficient to avoid a deemed cash distribution to the former Limited Partners in certain of those Partnerships, including MDAH in connection with the refinancing of the MDAH Mortgage Debt (although such a deemed distribution of cash may or may not result in the recognition of taxable income or gain by the former MDAH Limited Partners). Moreover, the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. In view of these considerations and the potential adverse consequences to Limited Partners in certain Partnerships, the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT (i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752, (ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels (including the MDAH Mortgage Debt), would be considered to be "secured" by those Hotels for purposes of allocating the liabilities for tax basis purposes (and thus would be allocable, at least in substantial part, to the former Limited Partners in the Partnerships owning those Hotels, including the MDAH Limited Partners), and (iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code Section 465. The IRS has recently issued a ruling to that effect to another taxpayer, and has indicated to the Operating Partnership's representatives that it is favorably inclined to issue that ruling to the Operating Partnership.

  Section 465(e) Recapture. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Section 465(e) Recapture," the "at risk" rules of Section 465 of the Code generally apply to limit the use of partnership losses by a partner. Under Section 465(e) of the Code, a partner may be required to include in gross income, or "recapture," losses previously allowed to such partner with respect to his investment in a partnership if the amount for which the partner is "at risk" in relation to his investment in the partnership is less than zero at the close of the taxable year.

  It is possible that the consummation of the Mergers and the REIT Conversion or the repayment of certain "qualified nonrecourse financing" of the Operating Partnership, the Hotel Partnerships or the Hotels contributed to the Operating Partnership by the Blackstone Entities at the time of or following the Mergers and the REIT Conversion could, singularly or in combination, cause an MDAH Limited Partner's amount at risk in relation to his investment in MDAH (and, after the Mergers, in the Operating Partnership) to be reduced below zero,

                                 MDAH Supp-35
resulting in an income inclusion to the Limited Partner under Section 465(e) of the Code. Currently, a sufficient portion of the current debt of MDAH constitutes "qualified nonrecourse financing" so that the MDAH Limited Partners have positive at risk amounts. The Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that an MDAH Limited Partner who acquired his MDAH Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since will have a positive at risk amount immediately following the Merger and the REIT Conversion, even if all of the MDAH Mortgage Debt were to be repaid in connection with the Merger and the REIT Conversion and the MDAH Limited Partners were to have no share of any other "qualified nonrecourse financing" following the Merger and the REIT Conversion.

  It is possible, however, that a former MDAH Limited Partner's at risk amount could decline in the future, either because of the allocation of losses from the Operating Partnership to that former MDAH Limited Partner or because of cash distributions by the Operating Partnership to that former MDAH Limited Partner in excess of the taxable income allocable to him with respect to his OP Units. In that event, it may be necessary for the former MDAH Limited Partner to have a share of "qualified nonrecourse financing" from the Operating Partnership in order to avoid recognizing income by reason of his at risk amount falling below zero. Moreover, there can be no assurance that debt incurred by the Operating Partnership in the future to refinance the MDAH Mortgage Debt or outstanding mortgage debt of the other Hotel Partnerships or the Hotels contributed by the Blackstone Entities will qualify as "qualified nonrecourse financing." If, however, the Operating Partnership were to obtain the requested ruling from the IRS and were to refinance existing mortgage indebtedness of the Partnerships with the type of indebtedness described in the ruling, such indebtedness should constitute "qualified nonrecourse financing" for purposes of the "at risk" rules.

  Impact of Assumption of MDAH Liabilities by the Operating Partnership. As described in the Consent Solicitation, see "Federal Income Tax Consequences-- Tax Consequences of the Mergers--Disguised Sale Regulations," an MDAH Limited Partner will recognize gain to the extent he is treated as having sold all or part of his MDAH Partnership Interest in a "disguised sale." For purposes of these rules, certain reductions in a partner's share of partnership liabilities are treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that reduction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis in his partnership interest. However, if a transfer of property by a partner to a partnership is not otherwise treated as part of a disguised sale, then any reduction in the partner's share of "qualified liabilities" also will not be treated as part of a disguised sale. A "qualified liability" in connection with a transfer of property to a partnership includes (i) any liability incurred more than two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period; (ii) a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred; (iii) a liability that is traceable under the Treasury Regulations to capital expenditures with respect to the property; and (iv) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business. However, a recourse liability is not a "qualified liability" unless the amount of the liability does not exceed the fair market value of the transferred property (less any other liabilities that are senior in priority and encumber such property or any allocable liabilities described in (iii) or (iv), above) at the time of transfer.

  Hogan & Hartson believes, based on factual representations made by the Operating Partnership and the General Partner relating to the facts and circumstances surrounding each such liability, that all liabilities of MDAH fall into one of the four categories of "qualified liabilities" described above and, accordingly, that the mere assumption by the Operating Partnership of the outstanding liabilities of MDAH will not give rise to a "disguised sale" by any of the MDAH Limited Partners.

                                 MDAH Supp-36

 Tax Treatment of MDAH Limited Partners Who Hold OP Units Following the Merger

  Initial Basis in Units. In general, an MDAH Limited Partner will have an initial tax basis in his OP Units received in the Merger with respect to his MDAH Partnership Units equal to the basis in his MDAH Partnership Units at the time of the Merger, reduced to reflect any deemed cash distributions resulting from a reduction in his share of MDAH liabilities and increased to reflect his share of other liabilities of the Operating Partnership and any gain required to be recognized in connection with the Merger and the REIT Conversion. For a discussion of the federal income tax consequences for an MDAH Limited Partner from a reduction in basis that may result from the Merger and the REIT Conversion, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Initial Tax Basis of OP Units" in the Consent Solicitation.

  Tax Allocations by the Operating Partnership upon a Sale of MDAH
Hotels. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to as the "Book-Tax Difference"). The Operating Partnership and the General Partner estimate, based upon and subject to the assumptions and other limitations described below, that the Book-Tax Difference for all MDAH Limited Partners (but excluding all of Host's interests) with respect to the MDAH Hotels will be $29,805,942 upon the consummation of the Merger for those Limited Partners who did not elect to reduce their basis in MDAH Partnership Units in lieu of recognizing cancellation of indebtedness income in 1993 and $31,815,290 for those Limited Partnerships who did elect to reduce their basis in MDAH Partnership Units in lieu of recognizing cancellation of indebtedness income in 1993.

  If the Operating Partnership were to sell all of the MDAH Hotels, the former partners of MDAH (including Host REIT with respect to the interest in MDAH held indirectly by Host through the General Partner) would be specially allocated by the Operating Partnership an aggregate amount of taxable gain equal to the aggregate Book-Tax Difference with respect to the MDAH Hotels. The share of such gain allocable to an MDAH Limited Partner who acquired his MDAH Partnership Units in the original offering of such Partnership Units and held such Partnership Units at all times since would be $74,925 per MDAH Partnership Unit for a Limited Partner who acquired his Partnership Units for cash ($80,077 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing cancellation of indebtedness income in 1993), and $75,874 per MDAH Partnership Unit for a Limited Partner who acquired his Partnership Units pursuant to the installment purchase plan ($81,026 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing cancellation of indebtedness income in 1993). The share of such gain of an MDAH Limited Partner who did not acquire his MDAH Partnership Units in the original offering of such Partnership Units or who has not held his MDAH Partnership Units at all times since such offering could vary materially from these amounts. If the Operating Partnership were to sell an MDAH Hotel with a Book-Tax Difference, the remaining Book-Tax Difference at the time the Hotel is sold would be required to be allocated exclusively to the former MDAH Limited Partners and the General Partner, even though the proceeds of such sale would be allocated proportionately among all the partners in the Operating Partnership (and would likely be retained by the Operating Partnership, rather than distributed to holders of OP Units and Common Shares of Host REIT). The MDAH Limited Partners would not be entitled to any special distributions from the Operating Partnership in connection with such a sale, and thus would not necessarily receive cash distributions from the Operating Partnership sufficient to pay such additional taxes. Although the Partnership Agreement does not impose any restrictions upon the Operating Partnership preventing it from causing the sale of any or all of the MDAH Hotels at any time following the Merger, the Operating Partnership does not have current plans to pursue a sale of any of the MDAH Hotels. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" in the Consent Solicitation.

                                 MDAH Supp-37

  Tax Allocations with Respect to Contributed Hotels Generally. The tax allocations of depreciation to the MDAH Limited Partners may change significantly as a result of the Mergers and the REIT Conversion for two reasons. First, as described above, pursuant to Section 704(c) of the Code, depreciation and deductions attributable to the MDAH Hotels will be required to be allocated for federal income tax purposes in a manner such that the MDAH Limited Partners are charged with the Book-Tax Difference associated with the MDAH Hotels at the time of the consummation of the Merger. Consequently, an MDAH Limited Partner will be allocated less depreciation with respect to the MDAH Hotels than would be the case if the Mergers had not occurred and the MDAH Limited Partner had continued to hold his MDAH Partnership Units. (On the other hand, a former MDAH Limited Partner will be allocated depreciation with respect to other Hotels acquired by the Operating Partnership in connection with the Mergers and the REIT Conversion, including the Hotels owned by the other Hotel Partnerships and the Hotels being contributed to the Operating Partnership by Host and the Blackstone Entities in connection with the Mergers and the REIT Conversion.) Second, the Mergers will cause the technical termination under Section 708(b)(1)(B) of the Code of certain of the Hotel Partnerships that participate in the Mergers. The Operating Partnership will take certain steps to prevent such a termination of MDAH, but there can be no assurance that the IRS will not determine that MDAH experienced a termination as a result of the Merger. Section 168(i)(7) of the Code provides, in effect, that when a partnership terminates under Section 708(b)(1)(B) of the Code, the partnership must begin new depreciation periods for its property. As a result, the remaining bases of the real estate components of the Hotels held by the other Hotel Partnerships that terminate will be depreciated over 39 years, rather than over the remaining current lives of such Hotels (which range from less than one year to 39 years). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Effect of Mergers on Depreciation" in the Consent Solicitation.

  In light of the complexity of the governing rules affecting the calculation and allocation of depreciation with respect to properties contributed to a partnership, particularly when a number of those properties are subject to the separate adjustments required in connection with a technical termination under
Section 708 of the Code, the number of Hotels that the Operating Partnership will be acquiring in connection with the Mergers, the Blackstone Acquisition and the REIT Conversion, and the impact on these calculations of other outside events, including equity offerings by Host or Host REIT and other acquisitions undertaken by Host, Host REIT or the Operating Partnership prior to or in connection with the REIT Conversion, the Operating Partnership and the General Partner believe that it is impossible to predict with any degree of precision the impact that the Mergers and the REIT Conversion will have on the future depreciation (and, consequently, the amount of taxable income) allocable to an MDAH Limited Partner.

  Special Depreciation Adjustment for Certain MDAH Limited
Partners. Currently, MDAH is reporting on an annual basis to the MDAH Limited Partners each Limited Partner's proportionate share of depreciation from MDAH's depreciable real property to assist those MDAH Limited Partners who elected to exclude from their taxable income certain discharge of indebtedness income realized by MDAH in taxable year 1993 (and thus to reduce their adjusted basis in their MDAH Partnership Units). At this time, there is no administrative guidance regarding the impact of the Merger upon the MDAH Limited Partners who made the election to exclude such income. In the absence of such guidance, it is impossible for the Operating Partnership and the General Partner to predict the tax treatment of such MDAH Limited Partners resulting from the Merger. More specifically, it is unclear how the MDAH Limited Partners should account for the basis adjustments following the Merger. One possible approach might be to continue to recognize as income each year the depreciation that would have been foregone with respect to the MDAH Hotels by reason of the basis adjustment if the Merger had not occurred. There can be no assurance, however, that this method is the correct approach for dealing with the basis adjustments following the Merger. It is important that each MDAH Limited Partner who elected to adjust his basis in his Partnership Units in lieu of recognizing cancellation of indebtedness income in 1993 consult with his personal tax advisors as to how to deal with these basis adjustments following the Merger. If MDAH participates in the Merger, the Operating Partnership will provide an annual report to the former MDAH Limited Partners showing the proportionate share of depreciation from MDAH's depreciable property that would have been reported to the MDAH Limited Partners by MDAH if the Merger had not occurred.

                                 MDAH Supp-38

  Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership. The passive loss limitation rules generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate, which would include the Operating Partnership for MDAH Limited Partners) to the extent that such losses are not in excess of the taxpayer's income from passive activities or investments. An MDAH Limited Partner would be able to offset losses from other passive activities against income from the Operating Partnership that is considered passive income (but not portfolio income) so long as the Operating Partnership is not treated as a publicly traded partnership. The Operating Partnership and the General Partner believe, however, that there is a substantial risk that the Operating Partnership will be treated as a publicly traded partnership for purposes of the passive loss limitation rules. In this event, any losses or deductions of the Operating Partnership allocable to an MDAH Limited Partner after the Merger could not be used to offset passive income from other passive activities. Similarly, losses from other passive activities (including losses attributable to MDAH for periods prior to the Merger) could not be applied to offset income of the Operating Partnership allocated to an MDAH Limited Partner. An MDAH Limited Partner, however, would be able to offset any passive losses from his investment in MDAH (or other investments) against any gain recognized by the MDAH Limited Partner as a result of the Merger. The Operating Partnership and the General Partner estimate that, as of December 31, 1998, an MDAH Limited Partner who acquired his MDAH Partnership Units in the original offering of such Partnership Units, has held those Partnership Units continuously since that time, and whose Partnership Units have been his only investment in a passive activity would have a passive activity loss carryforward of approximately $12,096, on a per Partnership Unit basis, for an MDAH Limited Partner whose MDAH Partnership Units were acquired for cash (approximately $28,656 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing cancellation of indebtedness income in 1993), and approximately, $35,483, on a per Partnership Unit basis, for an MDAH Limited Partner whose MDAH Partnership Units were acquired pursuant to the installment purchase plan (approximately $40,635 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing cancellation of indebtedness income in 1993).

  State and Local Taxes. MDAH Limited Partners holding OP Units will be subject to state and local taxation in a number of jurisdictions in which the Operating Partnership directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. In this regard, immediately following the Mergers and the REIT Conversion, the Operating Partnership expects that it will own properties in 28 states across the United States and in the District of Columbia. Currently, MDAH owns, directly and indirectly, properties in only five states. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--State and Local Taxes" in the Consent Solicitation.

 Assumptions Used in Determining Tax Consequences of the Merger

  In preparing the discussion set forth above, the Operating Partnership and the General Partner made several key assumptions, which are described below. If any such assumption is not accurate with respect to a particular MDAH Limited Partner, the tax consequences of the Merger to such Limited Partner could be substantially different from those reflected above. ACCORDINGLY, EACH MDAH LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH MDAH LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

  First, with respect to an MDAH Limited Partner's basis in his MDAH Partnership Units prior to the Merger, the Operating Partnership and the General Partner assumed that an MDAH Limited Partner acquired his MDAH Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since the offering (the "Original Limited Partner's Adjusted Basis"). In general, each MDAH Limited Partner had an initial tax basis in his MDAH Partnership Units ("Initial Basis") equal to his cash investment in MDAH (plus his proportionate share of MDAH's nonrecourse liabilities at the time he acquired his MDAH Partnership Units). An MDAH Limited Partner's Initial Basis generally has been increased by (a) such Limited

                                 MDAH Supp-39

Partner's share of MDAH taxable income and (b) any increases in his share of the liabilities of MDAH. Generally, such Limited Partner's Initial Basis has been decreased (but not below zero) by (i) his share of MDAH cash distributions, (ii) any decreases in his share of liabilities of MDAH, (iii) his share of losses of MDAH and (iv) his share of nondeductible expenditures of MDAH that are not chargeable to capital. If an MDAH Limited Partner has an adjusted tax basis in his MDAH Partnership Units that is less than the tax basis of an MDAH Limited Partner who acquired his MDAH Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since, the Merger might result in the receipt by the MDAH Limited Partner of a deemed distribution of cash in excess of his adjusted tax basis in his MDAH Partnership Units, which could result in the recognition of income or gain.

  The General Partner has set forth on Appendix E to the Consent Solicitation for MDAH (i) the Original Limited Partner's Adjusted Basis as of December 31, 1997 for each such MDAH Limited Partner, and (ii) an estimate of such MDAH Limited Partner's Original Limited Partner's Adjusted Basis as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). The General Partner also has set forth on Appendix E to the Consent Solicitation for each MDAH Limited Partner whose adjusted basis in his MDAH Partnership Interest is the same as the Original Limited Partner's Adjusted Basis (i) the MDAH liabilities allocable to such MDAH Limited Partner as of December 31, 1997, and (ii) an estimate of the MDAH liabilities allocable to such Limited Partner as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). Each of these estimates is shown separately for those MDAH Limited Partners who acquired their Partnership Units at the time of the original offering pursuant to an installment purchase plan and reflects any adjustments attributable to an MDAH Limited Partner's election to reduce his basis in his MDAH Partnership Units in lieu of recognizing cancellation of indebtedness income in 1993.

  The adjusted tax basis of an MDAH Limited Partner who did not acquire his MDAH Partnership Units in the original offering of such Partnership Units could vary materially from that of an MDAH Limited Partner who did so for various reasons. If an MDAH Limited Partner has an adjusted tax basis in his MDAH Partnership Units that is less than the Original Limited Partner's Adjusted Tax Basis, the Merger might result in the receipt by the MDAH Limited Partner of a deemed distribution of cash in excess of his adjusted tax basis in his MDAH Partnership Units, which could result in the recognition of income or gain.

  Finally, the Operating Partnership and the General Partner assumed that the Merger will be treated for federal income tax purposes as the transfer by the MDAH Limited Partners of their interests in the Partnership to the Operating Partnership in exchange for OP Units. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either (i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units, or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units (and possibly Notes and/or Common Shares) and the subsequent distribution of such OP Units (and possibly Notes and/or Common Shares) to its partners. If the Merger is recharacterized in the manner described in (ii) in the preceding sentence, the tax consequences of the Merger to the MDAH Limited Partners likely would be materially affected.

  EACH MDAH LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH MDAH LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER. THE TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER TO A PARTICULAR MDAH LIMITED PARTNER COULD VARY SUBSTANTIALLY FROM THE CONSEQUENCES DESCRIBED ABOVE.

                                 MDAH Supp-40

 Tax Treatment of MDAH Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election

  An MDAH Limited Partner who exercises his right to make the Common Share Election or the Note Election and receive Common Shares or a Note in connection with the Merger will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur (i) with regard to an MDAH Limited Partner who makes the Common Share Election, at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), and (ii) with regard to an MDAH Limited Partner who makes the Note Election, on the Effective Date of the Merger (which currently is expected to be December 30, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Common Share Election will equal the sum of the fair market value of the Common Shares received (i.e. the Exchange Value, currently estimated as $109,216 per MDAH Partnership Unit) plus the portion of MDAH's liabilities allocable to the MDAH Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $155,313 per MDAH Partnership Unit as of December 31,
1998). Generally, the amount realized in connection with such disposition made pursuant to the Note Election will equal the sum of the "issue price" of the Note (i.e., the face amount of the Note, currently estimated as $98,343 per MDAH Partnership Unit) plus the portion of the MDAH liabilities allocable to the MDAH Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $155,313 per MDAH Partnership Unit as of December 31, 1998). To the extent the applicable amount realized exceeds the MDAH Limited Partner's adjusted basis in his MDAH Partnership Units, the MDAH Limited Partner will recognize gain. The Operating Partnership and the General Partner estimate (assuming the MDAH Limited Partner acquired his MDAH Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering) that the amount of gain that would be recognized by an MDAH Limited Partner who made the Common Share Election would be approximately $63,366 per MDAH Partnership Unit, as of December 31, 1998, if such Partnership Unit were acquired for cash ($68,518 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing cancellation of debt ("COD") income in 1993) and $64,315 per MDAH Partnership Unit if such Partnership Unit were purchased pursuant to an installment purchase plan ($69,467 if such Limited Partnership elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing COD income in 1993). The amount of gain that would be recognized by an MDAH Partner who made the Note Election would be approximately $52,493 per MDAH Partnership Unit, as of December 31, 1998, if such Partnership Unit were acquired for cash ($57,645 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing COD income in
1993), and $53,442 per MDAH Partnership Unit if such Partnership Unit were acquired pursuant to an installment purchase plan ($58,594 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing COD income in 1993). For a discussion of the federal income tax rates applicable to the net capital gain from the sale of a capital asset, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Merger--Disposition of OP Units by Limited Partners" in the Consent Solicitation. In this regard, the General Partner estimates that, as of December 31, 1998, if MDAH sold all of its Hotels in a fully taxable transaction for a net amount, after payment of liabilities, equal to the Exchange Value of MDAH (with respect to a Limited Partner who makes the Common Share Election) or Liquidation Value of MDAH (with respect to a Limited Partner who makes the Note Election), the "unrecognized Section 1250 gain" per MDAH Partnership Unit would be $32,941 if such Partnership Unit were acquired for cash ($31,333 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing COD income in 1993), and $32,941 per MDAH Partnership Unit if such Partnership Unit were acquired pursuant to an installment purchase plan ($31,333 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing COD income in 1993) and the gain subject to tax as ordinary income under Code
Section 1245 per MDAH Partnership Unit would be $6,352 if such Partnership Unit was acquired for cash ($6,236 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing COD income in
1993), and $6,352 per MDAH Partnership Unit if such Partnership Unit was acquired pursuant to an installment purchase plan ($6,236 if such Limited Partner elected to reduce his basis in his MDAH Partnership Units in lieu of recognizing COD income in 1993). An MDAH Limited Partner who makes the Common Share Election or the Note Election would be able to treat any per Partnership Unit passive

                                 MDAH Supp-41
activity loss carryforward with respect to the activities of MDAH, to the extent the sum of such losses exceeds his passive activity income for 1998, as losses that are not from a passive activity and, therefore, not subject to the passive activity loss limitation rules. For purposes of determining the gain recognized by a Limited Partner as a result of making the Common Share Election or the Note Election, an Original Limited Partner's Adjusted Basis reflects such Limited Partner's share of the syndication costs incurred by his Partnership at formation. An original MDAH Limited Partner's share of syndication costs was $11,559 per MDAH Partnership Unit.

  The following tables show the estimated amount of long term capital gain,
Section 1245 ordinary income, and "unrecognized Section 1250 gain" that an MDAH Limited Partner who exercises either the Common Share Election or the Note Election would recognize, on a per MDAH Partnership Unit basis (assuming that the MDAH Limited Partner acquired his MDAH Partnership Units at the time of the original offering for cash or pursuant to an installment purchase plan, as applicable, and has held such Partnership Units at all times since the offering), the maximum statutory federal income tax rates that would apply to such categories of gain, and the hypothetical tax that would be owed if such income or gain simply were to be multiplied by the maximum statutory federal income tax rates that would apply to such categories of gain. This table does not take into account any state, local or foreign income taxes that would be payable in respect of such gain. In addition, because of the intricacies of the calculation of federal income taxes (including the indirect impact that various items can have on other items in a taxpayer's federal income tax return), the actual additional federal income tax owed by an MDAH Limited Partner who recognizes such gain is likely to be either higher or lower (perhaps by a material amount) than the amounts shown on the following table.

MDAH Limited Partner Who Purchased His MDAH Partnership Units for Cash:(1)

                              COMMON SHARE ELECTION              NOTE ELECTION
                          ------------------------------ ------------------------------
                                   MAXIMUM                        MAXIMUM
                                   FEDERAL                        FEDERAL
                                  STATUTORY HYPOTHETICAL         STATUTORY HYPOTHETICAL
                           GAIN     RATE    FEDERAL TAX   GAIN     RATE    FEDERAL TAX
                          ------- --------- ------------ ------- --------- ------------
Long-Term Capital Gain..  $24,073   20.0%     $ 4,815    $13,200   20.0%     $ 2,640
"Unrecognized Section
 1250 Gain".............   32,941   25.0%       8,235     32,941   25.0%       8,235
Section 1245 Ordinary
 Income.................    6,352   39.6%       2,515      6,352   39.6%       2,515
                          -------             -------    -------             -------
  Total.................  $63,366             $15,565    $52,493             $13,390
                          =======             =======    =======             =======

--------
(1) If the MDAH Limited Partner elected to reduce his basis in his MDAH Partnership Unit in lieu of recognizing cancellation of debt income in 1993, then the hypothetical federal tax would be $16,493 or $14,318 for Limited Partners who elect to receive Common Shares or a Note, respectively.

MDAH Limited Partner Who Purchased His MDAH Partnership Units pursuant to an Installment Purchase Plan:(2)

                              COMMON SHARE ELECTION              NOTE ELECTION
                          ------------------------------ ------------------------------
                                   MAXIMUM                        MAXIMUM
                                   FEDERAL                        FEDERAL
                                  STATUTORY HYPOTHETICAL         STATUTORY HYPOTHETICAL
                           GAIN     RATE    FEDERAL TAX   GAIN     RATE    FEDERAL TAX
                          ------- --------- ------------ ------- --------- ------------
Long-Term Capital Gain..  $25,022   20.0%     $ 5,004    $14,149   20.0%     $ 2,830
"Unrecognized Section
 1250 Gain".............   32,941   25.0%       8,235     32,941   25.0%       8,235
Section 1245 Ordinary
 Income.................    6,352   39.6%       2,515      6,352   39.6%       2,515
                          -------             -------    -------             -------
  Total.................  $64,315             $15,754    $53,442             $13,580
                          =======             =======    =======             =======

--------
(2) If the MDAH Limited Partner elected to reduce his basis in his MDAH Partnership Unit in lieu of recognizing cancellation of debt income in 1993, then the hypothetical federal tax would be $16,682 or $14,508 for Limited Partners who elect to receive Common Shares or a Note, respectively.

                                 MDAH Supp-42

  An MDAH Limited Partner who elects to receive Common Shares will not be eligible to defer any gain under the "installment sale" rules, while an MDAH Limited Partner who elects to receive a Note may be eligible to defer at least a portion of that gain under those rules. Those rules, however, will not permit the MDAH Limited Partner to defer all of the gain, and, to the extent that the face amount of the Note (and any other installment obligations received by the taxpayer during the year) outstanding at the end of the taxable year in which the Merger occur exceeds $5,000,000, will require that the MDAH Limited Partner who defers gain pay to the IRS interest on the resulting tax that has been deferred. The MDAH Limited Partner will not be eligible to defer gain recognized upon the receipt of the Note to the extent that his share of MDAH liabilities at the time of the Merger exceeds his adjusted tax basis in his MDAH Partnership Units immediately prior to the Merger (that is, to the extent that he has a "negative capital account" for tax purposes). In addition, the MDAH Limited Partner will not be eligible to defer gain to the extent that such gain would be taxed as ordinary income under Sections 1245 and 1250 of the Code. Lastly, if an MDAH Limited Partner disposes of his Note, any gain that had been deferred would be recognized in the year of disposition.

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR MDAH LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER, AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT MDAH LIMITED PARTNERS CONSIDERING ELECTING TO RECEIVE COMMON SHARES OR NOTES CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH MDAH LIMITED PARTNERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

 Tax Consequences if MDAH Does Not Participate in the Merger

  If MDAH does not participate in the Merger, the MDAH Limited Partners would not have any tax consequences resulting from the Merger. The consequences of continued ownership of MDAH Partnership Units will be the same as would have resulted if the Merger had not been proposed.

                                    *  *  *

  The above description is not exhaustive of all possible tax considerations associated with the Merger and the REIT Conversion. This summary does not discuss foreign tax considerations, nor does it discuss all of the aspects of federal income taxation or state and local taxation that may be relevant to MDAH Limited Partners in light of their particular circumstances. EACH MDAH LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH MDAH LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

                                 MDAH Supp-43

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997, the unaudited condensed financial statements for the First Two Quarters 1998 and the First Two Quarters 1997. The following data should be read in conjunction with the audited financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                               FIRST TWO
                               QUARTERS                     FISCAL YEAR
                            ----------------  -------------------------------------------
                             1998     1997     1997     1996     1995     1994     1993
                            -------  -------  -------  -------  -------  -------  -------
                              (UNAUDITED)             (AMOUNTS IN THOUSANDS,
                                                  EXCEPT PER PARTNERSHIP UNIT)(1)
Revenues..................  $14,521  $12,504  $26,699  $22,374  $19,715  $17,020  $15,148
Operating profit..........    9,225    7,868   15,433   12,125   10,039    5,658    3,335
Income (loss) before
 extraordinary item(2)....    5,396    3,784    6,986    3,418      393   (1,982)     158
Net income (loss).........    5,396    3,784    6,986    3,418      393   (1,982)   4,152
Distributions:
 General partner..........      --        15       14       19       18       15      --
 Limited partners.........      --     1,368    1,368    1,894    1,855    1,419      --
                            -------  -------  -------  -------  -------  -------  -------
Total.....................      --     1,383    1,382    1,913    1,873    1,434      --
Per Partnership Unit(1):
Net income (loss).........   12,903    9,048   16,705    8,174      940   (4,739)   9,928
Distributions.............      --     3,453    3,453    4,575    4,481    3,428      --
Cash provided by operating
 activities...............    7,579    6,180   15,597   11,041    6,990    5,957      --
Cash used in investing
 activities...............     (920)  (1,549)  (3,133)  (2,752)  (1,686)  (1,694)    (504)
Cash used in financing
 activities...............   (6,378)  (6,236) (14,089)  (8,537)  (4,898)  (4,027)  (4,110)
Increase (decrease) in
 cash and cash
 equivalents..............      281   (1,605)  (1,625)    (248)     406      236   (4,614)
Ratio of earnings to fixed
 charges (unaudited)(3)...     2.29x    1.90x    1.78x    1.37x    1.04x     --      1.00x
Deficiency of earnings to
 fixed charges
 (unaudited)(3)...........      --       --       --       --       --     1,982      --
Total assets at book
 value....................  124,009  126,620  129,831  129,918  130,360  133,073  137,310
Cash and cash
 equivalents..............    1,418    1,157    1,137    2,762    3,010    2,604    2,368
Total debt(4).............  125,822  138,181  137,643  144,374  147,052  150,350  152,489
Total liabilities.........  135,092  146,301  146,310  152,001  153,948  155,181  156,032
Partner's deficit:
 Limited partners.........  (11,023) (19,534) (16,365) (21,913) (23,403) (21,937) (18,586)
 General partner..........      (60)    (147)    (114)    (170)    (185)    (171)    (136)
Book value per Partnership
 Unit(1) (unaudited)......  (26,626) (47,184) (39,529) (52,930) (56,529) (52,988) (44,894)
Exchange value per
 Partnership Unit(1)
 (unaudited)................109,216.     --       --       --       --       --       --

--------
(1) A Partnership Unit represents a $100,000 original investment in MDAH.
(2) In 1993, the Partnership recorded an extraordinary gain of $3,994,000 for the forgiveness of accrued incentive management fees in conjunction with the refinancing of certain debt.
(3) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. Interest expense in 1993 includes a reduction of $2,884,000 related to rate swap termination costs. The deficiency of earnings to fixed charges is largely the result of depreciation and amortization of $6,548,000 in 1994.
(4) Total debt amounts includes amounts due to Host Marriott under Debt Service guarantees, Notes Payable and Deferred Purchase Debt of $15,629,000 as of June 19, 1998, June 20, 1997 and December 31, 1997 and
    1996, $15,106,000 as of December 31, 1995 and $15,706,000 as of December
    31, 1994 and 1993.

                                 MDAH Supp-44

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Hotel revenues represent house profit of the Hotels since substantially all of the operating decisions related to the generation of house profit of the Hotels rest with MHSI. House profit reflects Hotel operating results and represents gross Hotel sales less property level expenses, excluding depreciation and amortization, base management fees, property taxes, equipment rent and certain other costs which are disclosed separately in the statement of operations.

  REVPAR, or revenue per available room, represents the combination of daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance (although it is not a GAAP, or generally accepted accounting principles, measure of revenue). REVPAR does not include food and beverage or other ancillary revenues generated by the properties.

 First Two Quarters 1998 Compared to First Two Quarters 1997

  Revenues. For the first two quarters 1998, revenues increased $2.0 million or 16% to $14.5 million when compared to the same period in 1997. The increase in revenues is primarily due to an 11% increase in REVPAR during the first two quarters 1998, when compared to the same period in 1997. The increase in REVPAR resulted primarily from a 12% increase in the combined average room rate to approximately $115 in the first two quarters 1998 when compared to the same period in 1997. This was offset by a decrease in the combined average occupancy of one percentage point to 77% for the first two quarters 1998, when compared to the same period in 1997.

  Operating Costs and Expenses. Operating costs and expenses increased by $660,000 or 14% to $5.3 million for the first two quarters 1998 when compared to the same period in 1997. As a percentage of Hotel revenues, Hotel operating costs and expenses remained at 37% for the first two quarters 1998 and 1997.

  Operating Profit. As a result of the changes in revenues and expenses discussed above, operating profit increased $1.4 million to $9.2 million for the first two quarters 1998, as compared to the same period in 1997.

  Interest Expense. For the first two quarters 1998, interest expense decreased slightly by one percent when compared to the same period in 1997 due to principal repayments of mortgage debt.

  Net Income. For the first two quarters 1998, net income increased $1.6 million to $5.4 million as compared to the same period in 1997 due to the items discussed above.

 1997 Compared to 1996

  Revenues. Revenues increased $4.3 million, or 19% in 1997 to $26.7 million in 1997 as a result of strong growth in REVPAR of 13%. Hotel sales increased $5.8 million, or 8%, to $75.3 million in 1997 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of an increase in average room rates of 10% coupled with a 1.8 percentage point increase in average occupancy.

  Operating Costs and Expenses. Operating costs and expenses increased $1.0 million to $11.3 million in 1997 from $10.2 million in 1996. As a percentage of Hotel revenues, Hotel operating costs and expenses represented 42% of revenues for 1997 and 46% in 1996.

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $3.3 million to $15.4 million, or 58% of total revenues in 1997 from $12.1 million, or 54% of revenues in 1996.

  Interest Expense. Interest expense decreased $200,000 to $8.9 million in 1997 from $9.1 million in 1996.

  Net Income. Net income increased $3.6 million to $7.0 million in 1997, due to the items discussed above.

                                 MDAH Supp-45

 1996 Compared to 1995

  Revenues. Revenues increased $2.7 million, or 13%, to $22.4 million in 1996 from $19.7 million in 1995 as a result of strong growth in REVPAR of 6%. The increase in REVPAR was primarily the result of a 8% increase in average room rates offset by a 1.5 percentage point decrease in average occupancy.

  Operating Costs and Expenses. Operating costs and expenses increased $600,000 to $10.2 million, or 46% of Hotel revenues, in 1996 from $9.7 million, or 49% of Hotel revenues, in 1995.

  Operating Profit. Operating profit increased $2.1 million to $12.1 million, or 54% of Hotel revenues, in 1996 from $10.0 million, or 51% of Hotel revenues, in 1995 due to the changes in Hotel revenues and Hotel operating costs discussed above.

  Interest Expense. Interest expense decreased $1.0 million to $9.1 million in 1996. This decrease can be attributed to a decline in interest rates, as well as a lower outstanding principal balance due to principal amortization on the Mortgage Debt.

  Net Income. Net income increased to $3.4 million in 1996, from $393,000 in 1995 due to the items discussed above.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have been historically funded through loan agreements with independent financial institutions. The General Partner believes that the Partnership will have sufficient capital resources and liquidity to conduct its operations in the ordinary course of business.

  The Partnership is required to maintain the Hotels in good condition. The hotel management agreement provides for the establishment of a property improvement fund for each Hotel. Contributions to the property improvement fund are equal to a percentage of gross Hotel sales. Contributions to the fund for the Fairview Park, Southfield, Livonia and Fullerton Hotels were 3% for the years 1995 through 1999 and 4% for the year 2000 and thereafter. The Dayton Hotel will contribute 4% annually. Annual contributions at the Research Triangle Park Hotel were 3% through 1997 and will be 4% in 1998 and thereafter. The Partnership believes that the contributions provide sufficient reserve for the capital repair and replacement needs of the Hotels in 1998. However, it is anticipated that shortfalls in the property improvement fund will occur after 1998. The General Partner will work with the Manager to resolve the expected shortfall.

  For 1997, the Partnership paid a base management fee equal to 3% of gross sales. No incentive management fees will be accrued by the Partnership or be considered earned by the manager until the entire mortgage principal balance, together with accrued interest, is paid in full. No incentive management fees have been earned by or paid to MHSI since the inception of the Partnership.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is from Hotel operations. Its principal uses of cash are to pay debt service, fund the property improvement fund and, until September 1996, make distributions to partners. Cash provided by operations was $15.6 million, $11.0 million and $7.0 million for the years ended December 31, 1997, 1996 and 1995, respectively and $7.6 million and $6.2 million for the first two quarters of 1998 and 1997, respectively. The increase is primarily due to improved Hotel operations.

  Cash used in investing activities was $3.1 million, $2.8 million and $1.7 million in 1997, 1996 and 1995, respectively. The Partnership's cash investing activities consist primarily of contributions to the property improvement fund and capital expenditures for improvements to existing hotels. Contributions to the property improvement fund amounted to $2,442,000, $2,558,000 and $2,104,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Cash used in investing activities for the first two quarters of 1998 and 1997 was

                                 MDAH Supp-46

$920,000 and $1,549,000, respectively. Contributions to the property improvement fund were $1.3 million and $1.1 million for the first two quarters of 1998 and 1997, respectively.

  Cash used in financing activities was $14.1 million, $8.5 million and $4.9 million in 1997, 1996 and 1995, respectively. The Partnership's cash financing activities consist primarily of capital distributions to partners and payments of the mortgage debt. The increase in cash used in financing activities in 1997 is primarily due to the increased principal amortization in 1997 as compared to 1996 and 1995 as required under the loan agreement. For the first two quarters of 1998 and 1997, cash used in financing activities was $6.4 million and $6.2 million, respectively. The increase in cash used during the first two quarters of 1998 compared to the comparable period in the prior year is due to increased principal amortization in 1998. Principal payments on the mortgage debt increased due to improved operations at the hotels.

INFLATION

  For the three fiscal years ended December 31, 1997 and the first two quarters 1998, the rate of inflation has been relatively low and, accordingly, has not had a significant impact to the Partnership's revenues and net income. The manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotels exceeded those of direct competitors as well as the general level of inflation. The amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by MHSI, the manager of its properties to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                                 MDAH Supp-47

                              FINANCIAL STATEMENTS

                                  MDAH Supp-48

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.:

  We have audited the accompanying balance sheet of Marriott Diversified American Hotels, L.P. (a Delaware limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marriott Diversified American Hotels, L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
April 8, 1998

                                 MDAH Supp-49

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                              1997      1996
                                                            --------  --------
                          ASSETS
  Property and equipment, net.............................. $108,153  $111,278
  Mortgage escrow..........................................   11,624     5,710
  Due from Marriott Hotel Services, Inc....................    3,714     4,571
  Debt service reserve fund................................    3,000     3,000
  Property improvement fund................................    1,667     1,781
  Deferred financing costs, net............................      536       816
  Cash and cash equivalents................................    1,137     2,762
                                                            --------  --------
    Total Assets........................................... $129,831  $129,918
                                                            ========  ========
             LIABILITIES AND PARTNERS' DEFICIT
 LIABILITIES
  Mortgage debt............................................ $122,014  $128,745
  Debt service guarantee and related interest payable to
  Host Marriott Corporation................................   19,762    18,600
  Note payable and related interest due to the General
   Partner.................................................    2,804     2,615
  Deferred purchase debt and related interest payable to
  Host Marriott Corporation................................      676       675
  Accounts payable and accrued expenses....................    1,054     1,366
                                                            --------  --------
    Total Liabilities......................................  146,310   152,001
                                                            --------  --------
 Partners' Deficit
  General Partner
   Capital contribution, net of offering costs of $15......      403       403
   Capital distributions...................................      (98)      (84)
   Cumulative net losses...................................     (419)     (489)
                                                            --------  --------
                                                                (114)     (170)
                                                            --------  --------
 Limited Partners
   Capital contributions, net of offering costs of $4,785..   35,830    35,830
   Investor notes receivable...............................     (966)     (966)
   Capital distributions...................................   (9,738)   (8,370)
   Cumulative net losses...................................  (41,491)  (48,407)
                                                            --------  --------
                                                             (16,365)  (21,913)
                                                            --------  --------
    Total Partners' Deficit................................  (16,479)  (22,083)
                                                            --------  --------
                                                            $129,831  $129,918
                                                            ========  ========

                       See Notes to Financial Statements.

                                  MDAH Supp-50

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                     1997     1996      1995
                                                    -------  -------  --------
REVENUES
  Hotel Revenues (Note 3).......................... $26,699  $22,374  $ 19,715
                                                    -------  -------  --------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization....................   6,398    6,032     5,534
  Base management fee due to Marriott
  Hotel Services, Inc..............................   2,260    2,086     1,944
  Property taxes and other.........................   2,608    2,131     2,198
                                                    -------  -------  --------
                                                     11,266   10,249     9,676
                                                    -------  -------  --------
OPERATING PROFIT...................................  15,433   12,125    10,039
  Interest expense.................................  (8,944)  (9,129)  (10,093)
  Interest income..................................     497      422       447
                                                    -------  -------  --------
NET INCOME......................................... $ 6,986  $ 3,418  $    393
                                                    =======  =======  ========
ALLOCATION OF NET INCOME
  General Partner.................................. $    70  $    34  $      4
  Limited Partners.................................   6,916    3,384       389
                                                    -------  -------  --------
                                                    $ 6,986  $ 3,418  $    393
                                                    =======  =======  ========
NET INCOME PER LIMITED PARTNER UNIT (414 UNITS).... $16,705  $ 8,174  $    940
                                                    =======  =======  ========



                       See Notes to Financial Statements.

                                  MDAH Supp-51

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                   STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     GENERAL LIMITED
                                                     PARTNER PARTNERS   TOTAL
                                                     ------- --------  --------
Balance, December 31, 1994..........................  $(171) $(21,937) $(22,108)
  Capital distributions.............................    (18)   (1,855)   (1,873)
  Net income........................................      4       389       393
                                                      -----  --------  --------
Balance, December 31, 1995..........................   (185)  (23,403)  (23,588)
  Capital distributions.............................    (19)   (1,894)   (1,913)
  Net income........................................     34     3,384     3,418
                                                      -----  --------  --------
Balance, December 31, 1996..........................   (170)  (21,913)  (22,083)
  Capital distributions.............................    (14)   (1,368)   (1,382)
  Net income........................................     70     6,916     6,986
                                                      -----  --------  --------
Balance, December 31, 1997..........................  $(114) $(16,365) $(16,479)
                                                      =====  ========  ========




                       See Notes to Financial Statements.

                                  MDAH Supp-52

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                      1997     1996     1995
                                                    --------  -------  -------
OPERATING ACTIVITIES
 Net income........................................ $  6,986  $ 3,418  $   393
 Noncash items:
  Depreciation and amortization....................    6,398    6,032    5,534
  Deferred interest................................    1,414    1,375    1,414
  Amortization of deferred financing costs as
   interest expense................................      280      279      278
  Loss on retirement of property and equipment.....       15       12       73
 Changes in operating accounts:
  Due to/from Marriott Hotel Services, Inc.........      816     (730)    (153)
  Accounts payable and accrued expenses............     (312)      55      104
  Due to/from Host Marriott Corporation............      --       600     (653)
                                                    --------  -------  -------
    Cash provided by operations....................   15,597   11,041    6,990
                                                    --------  -------  -------
INVESTING ACTIVITIES
  Additions to property and equipment..............   (3,288)  (3,588)  (2,895)
  Change in property improvement fund, net.........      114      786      609
  Return of working capital from Marriott Hotel
   Services, Inc...................................       41       50      600
                                                    --------  -------  -------
    Cash used in investing activities..............   (3,133)  (2,752)  (1,686)
                                                    --------  -------  -------
FINANCING ACTIVITIES
  Payment of mortgage debt.........................   (6,731)  (3,201)  (2,698)
  Mortgage escrow..................................   (5,914)  (3,341)    (326)
  Capital distributions to partners................   (1,382)  (1,913)  (1,873)
  Repayment of deferred purchase debt due to Host
   Marriott Corporation............................      (62)     (82)     --
  Deferred financing costs.........................      --       --        (1)
                                                    --------  -------  -------
    Cash used in financing activities..............  (14,089)  (8,537)  (4,898)
                                                    --------  -------  -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...   (1,625)    (248)     406
CASH AND CASH EQUIVALENTS at beginning of year.....    2,762    3,010    2,604
                                                    --------  -------  -------
CASH AND CASH EQUIVALENTS at end of year........... $  1,137  $ 2,762  $ 3,010
                                                    ========  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid for interest:
  Mortgage debt.................................... $  7,373  $ 7,491  $ 8,362
  Deferred purchase debt due to Host Marriott
   Corporation.....................................       62       10       81
                                                    --------  -------  -------
                                                    $  7,435  $ 7,501  $ 8,443
                                                    ========  =======  =======

                       See Notes to Financial Statements.

                                  MDAH Supp-53

                  MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Marriott Diversified American Hotels, L.P. (the "Partnership"), a Delaware limited partnership, was formed on October 4, 1989 to acquire, own and operate the following hotels (the "Hotels") which are managed as part of the Marriott full-service hotel system by Marriott Hotel Services, Inc. ("MHSI"), a wholly-owned subsidiary of Marriott International, Inc. ("Marriott International"):
(i) the 395-room Fairview Park Marriott in Virginia; (ii) the 399-room Dayton Marriott in Ohio; (iii) the 224-room Marriott at Research Triangle Park in North Carolina; (iv) the 226-room Detroit Marriott Southfield in Michigan; (v) the 224-room Detroit Marriott Livonia in Michigan; and (vi) the 224-room Fullerton Marriott in California. The sole general partner of the Partnership, with a 1% interest, is Marriott MDAH One Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott").

  Partnership operations commenced on February 8, 1990 (the "Initial Closing Date"). Between November 14, 1989 and the Initial Closing Date, 381 limited partnership interests (the "Units") were sold pursuant to a private placement offering. Between the Initial Closing Date and April 23, 1990 (the "Final Closing Date"), the offering was completed with the sale of 33 additional Units. The offering price per Unit was $100,000; $15,000 payable at subscription with the balance due in three annual installments through June 20, 1992, or, alternatively, $88,396 in cash at closing as full payment of the subscription price. As of the Final Closing Date, 348.5 Units were purchased on the installment basis, and 65.5 Units were paid in full. The limited partners' obligation to make the installment payments is evidenced by promissory notes (the "Investor Notes") payable to the Partnership and secured by the Units. The General Partner contributed $418,182 in cash on the Initial Closing Date for its 1% general partnership interest.

  On the Initial Closing Date, the Partnership executed a purchase agreement with Host Marriott and certain of its affiliates to acquire the Hotels and the Hotels' working capital and supplies for $157 million. Of the total purchase price, $131.4 million was paid in cash from the proceeds of mortgage financing and the initial installment on the sale of the Units with the remaining $25.6 million evidenced by a promissory note (the "Deferred Purchase Debt") payable to Host Marriott.

 Partnership Allocations and Distributions

  Pursuant to the terms of the partnership agreement, Partnership allocations, for Federal income tax purposes, and distributions are generally made as follows:

  a. Cash available for distribution will generally be distributed (i) first, 1% to the General Partner and 99% to the limited partners, until the partners have received, with respect to such year, an amount equal to 10% of contributed capital, as defined; (ii) second, remaining cash available for distribution will be distributed as follows, depending on the amount of cumulative distributions of net refinancing and/or sales proceeds ("Capital Receipts") previously distributed:

  (1) 1% to the General Partner and 99% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

  (2) 10% to the General Partner and 90% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

  (3) 20% to the General Partner and 80% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

                                 MDAH Supp-54

  b. Capital Receipts not retained by the Partnership will be distributed (i) first, 1% to the General Partner and 99% to the limited partners until the partners have received an amount equal to the unpaid portion of a cumulative 15% return on Net Invested Capital, defined as the excess of capital contributions over cumulative distributions of Capital Receipts, plus contributed capital, as defined; and (ii) thereafter, 20% to the General Partner and 80% to the limited partners.

  c. Proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the partners in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

  d. Net profits will generally be allocated to the partners in proportion to the distributions of cash available for distribution.

  e. Net losses will be allocated 75% to the General Partner and 25% to the limited partners.

  f. Deductions for interest on the Deferred Purchase Debt (see Note 6), which cumulatively will not exceed $11,604 per Unit, will be allocated to those limited partners owning the Units purchased on the installment basis.

  g. Gain recognized by the Partnership will be allocated as follows: (i) first, to all partners whose capital accounts have negative balances until such balances are brought to zero; (ii) next, to all partners in amounts necessary to bring their respective capital account balances to an amount equal to their Net Invested Capital plus a cumulative 15% return on Net Invested Capital; and (iii) thereafter, 20% to the General Partner and 80% to the limited partners.

  h. Losses will generally be allocated as follows: (i) first, to all partners whose capital accounts have positive balances until such balances have been eliminated; and (ii) thereafter, 100% to the General Partner.

  For financial reporting purposes, profits and losses are allocated among the partners based upon their stated interests in cash available for distribution.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership's records are maintained on the accrual basis of accounting, and its fiscal year coincides with the calendar year.

 Restricted Cash

  In connection with the June 30, 1993 refinancing of the mortgage debt, a debt service reserve in the amount of $3.0 million was required to be held by the lender. In addition, the loan agreement requires that to the extent that there was cash available after payment of principal and interest on Note A and interest on Note B, then such remaining cash was split 50% to the Partnership and 50% to the Mortgage Escrow. The Mortgage Escrow was applied annually 50% to the payment of additional principal on Note A, and 50% to the principal on Note B, until the Partnership received a cumulative amount equal to $7,352,000. The Partnership reached this cumulative amount in September 1996. Thereafter, 100% of remaining cash flow is reserved in the Mortgage Escrow and applied annually 25% to Note A and 75% to Note B. At December 31, 1997, the balance of the Mortgage Escrow was $11.6 million. This amount will be applied toward principal amortization in 1998.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 MDAH Supp-55

 Revenues and Expenses

  Revenues represent house profit of the Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotels to MHSI. House profit reflects Hotel operating results which flow to the Partnership as property owner and represents gross Hotel sales less property-level expenses, excluding depreciation and amortization, base management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs, which are disclosed in the statement of operations (see Note 3).

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $48.6 million, $47.2 million and $45.1 million for the year ended December 31, 1997, 1996, and 1995, respectively and will have no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

      Land improvements........................................... 40 years
      Buildings and improvements.................................. 40 years
      Leasehold improvements...................................... 40 years
      Furniture and equipment..................................... 4 to 10 years

  All property and equipment is pledged as security for the mortgage debt described in Note 6.

  The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties on an individual hotel basis will be less than their net book value. If the property is impaired, its basis is adjusted to fair market value.

 Deferred Financing and Organization Costs

  Deferred financing costs represent the costs incurred in connection with obtaining the Mortgage Debt and are being amortized over the term thereof. Organization costs incurred in the formation of the Partnership were amortized on a straight-line basis over five years. Organization costs were fully amortized and removed from the Partnership's accounts as of December 31, 1995. As of December 31, 1997 and 1996, accumulated amortization of deferred financing costs totaled $1,995,000 and $1,715,000, respectively.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of less than three months at date of purchase to be cash equivalents.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual

                                 MDAH Supp-56
partners. Significant differences exist between the net income (loss) for financial reporting purposes and the net income (loss) reported in the Partnership's tax return. These differences are primarily due to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets. As a result of these differences, the excess of the tax basis in net Partnership liabilities over the net liabilities reported in the accompanying financial statements is $3,462,000 and $5,650,000 as of December 31, 1997 and 1996, respectively.

 Statement of Financial Accounting Standards

  In the first quarter of 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on the financial statements.

 Reclassification

  Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 3. HOTEL REVENUES

  Hotel Revenues consist of Hotel operating results for the three years ended December 31, (in thousands):

                                                          1997    1996    1995
                                                         ------- ------- -------
   HOTEL SALES
     Rooms.............................................. $48,427 $43,621 $40,201
     Food and beverage..................................  22,900  22,058  20,716
     Other..............................................   3,994   3,864   3,876
                                                         ------- ------- -------
                                                          75,321  69,543  64,793
                                                         ------- ------- -------
   HOTEL EXPENSES
     Departmental direct costs
      Rooms.............................................  12,063  11,333  10,638
      Food and beverage.................................  17,464  17,172  16,439
     Other hotel operating expenses.....................  19,095  18,664  18,001
                                                         ------- ------- -------
                                                          48,622  47,169  45,078
                                                         ------- ------- -------
   HOTEL REVENUES....................................... $26,699 $22,374 $19,715
                                                         ======= ======= =======

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land and improvements.................................... $ 14,265  $ 14,265
   Buildings and improvements...............................   95,477    94,368
   Leasehold improvements...................................   15,717    15,173
   Furniture and equipment..................................   29,255    27,832
                                                             --------  --------
                                                              154,714   151,638
   Less accumulated depreciation............................  (46,561)  (40,360)
                                                             --------  --------
                                                             $108,153  $111,278
                                                             ========  ========

                                 MDAH Supp-57

NOTE 5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                               AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                               ------------------------ ------------------------
                                            ESTIMATED                ESTIMATED
                                CARRYING       FAIR      CARRYING       FAIR
                                 AMOUNT       VALUE       AMOUNT       VALUE
                               ----------- ------------ ----------- ------------
   Mortgage debt..............    $122,014    $113,300     $128,745    $117,231
   Debt service guarantee and
    related interest payable
    to Host Marriott
    Corporation...............      19,762      17,600       18,600       7,800
   Note payable and related
    interest due to the
    General Partner...........       2,804         800        2,615         743
   Deferred purchase debt and
    related interest payable
    to Host Marriott
    Corporation...............         676         450          675         384

  The estimated fair value of mortgage debt obligations is based on the expected future debt service payments discounted at estimated market rates. Notes and other payables due to Host Marriott and affiliates are valued based on the expected future payments from operating cash flow discounted at risk-adjusted rates.

NOTE 6. DEBT

 Mortgage Debt

  On June 30, 1993, the General Partner completed a restructuring of the Partnership's first mortgage (the "Mortgage Debt"). Pursuant to the terms of the restructuring, the original Mortgage Debt of $128 million was divided into two notes, Note A with a principal balance of $85 million and Note B with a principal balance of $43 million, which mature on December 15, 1999. In addition, interest rate swap termination costs of $9.3 million relating to the original Mortgage Debt were established as Note C with a maturity date of December 15, 2010. The Partnership paid $12.3 million to the lender which was applied as follows: $7.6 million to the interest due through closing, $3.0 million to fund a new debt service reserve (the "Reserve"), $1.0 million as a loan extension fee, and $.7 million to principal. The 1992 purchase price adjustment made by Host Marriott to the Partnership was applied toward the scheduled interest payment and to partially fund the Reserve. The remainder of the payment was funded by a $2.0 million loan from the General Partner and from the Partnership's operating cash account funds. The loan from the General Partner bears interest at the prime lending rate plus 1% and matures on June 30, 2008.

  Interest on Note A accrues at a floating rate, as elected by the Partnership, equal to one percentage point over either one, two, three or six-month London interbank offered rate ("LIBOR"). Principal amortization of $600,000 was required in 1993 escalating annually to $1 million in 1998. To the extent that operating profit is not sufficient to fund required Note A interest and principal, then necessary funds will be drawn from the Reserve. The weighted-average effective interest rate on Note A was 6.7% and 6.2% for 1997 and 1996, respectively. Interest on Note B accrues at LIBOR. To the extent that operating profit is not sufficient to fund Note B interest in any fiscal year, then Note B interest is limited to cash available after payment of Note A principal and interest. Unpaid Note B interest for any fiscal year is forgiven. The weighted-average effective interest rate on Note B was 5.7% and 5.5% for 1997 and 1996, respectively. In addition, to the extent that there was cash available after payment of principal and interest on Note A and interest on Note B, then such remaining cash was split 50% to the Partnership and 50% to the Mortgage Escrow. The Mortgage Escrow was applied annually 50% to the payment of additional principal on Note A, and 50% to the principal on Note B, until the Partnership received a cumulative amount equal to $7,352,000. The Partnership reached this cumulative amount in September 1996. Thereafter, 100% of remaining cash flow is applied 25% to Note A and 75% to Note B. At December 31, 1997, the balance of the Mortgage Escrow was $11.6 million and is included in the accompanying balance sheet. Note C bears no interest and has no required principal amortization prior to its maturity.

                                 MDAH Supp-58

  The Mortgage Debt is secured by first mortgages on each of the Hotels, the Partnership's interest in the Fullerton Hotel ground lease, the land on which the remaining Hotels are located, the Partnership's interest in the Fairview Park Hotel parking garage lease, a security interest in all of the personal property associated with each Hotel, a security interest in the Partnership's rights under the management and purchase agreement and a security interest in the Partnership's deposit accounts.

  Scheduled amortization and maturities of the Mortgage Debt at December 31, 1997 are (in thousands):

            1998................................ $  1,000
            1999................................  111,678
            2000................................        0
            2001................................        0
            2002................................        0
            Thereafter..........................    9,336
                                                 --------
                                                 $122,014
                                                 ========

  As of December 31, 1993, Host Marriott's debt service guarantee on the original Mortgage Debt totaling $13 million was fully exhausted. Advances under the guarantee bear interest at the prime lending rate plus one-half percentage point. For 1997 and 1996, the weighted-average effective interest rate was 8.9% and 8.8%, respectively. These advances will be repaid from available cash flow after payments of ground rent, Mortgage Debt Service, Partnership administrative expenses in excess of Partnership interest income and retention by the Partnership of an amount equal to 10% of the partners' contributed capital, as defined. During 1997, no amounts were repaid to Host Marriott pursuant to the debt service guarantees. In addition, the General Partner has provided a foreclosure guarantee to the lender in the amount of $25 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure on the Hotels and only to the extent that the gross proceeds from the foreclosure sale were less than $25 million.

 Deferred Purchase Debt

  The Deferred Purchase Debt bears interest at 10% per annum and was due July 1, 1992. The note was required to be repaid from, and is secured by, the proceeds of the Investor Notes which were due through June 20, 1992. Investor Notes outstanding as of December 31, 1997 represent payments due from defaulters and related interest payable under such notes. As a result of the Partnership's failure to collect the Investor Notes in full, and subsequent failure to repay the Deferred Purchase Debt in full, the Partnership is currently in default under the terms of the Deferred Purchase Debt agreements. Host Marriott has the right to perfect a security interest in the Units securing the defaulted Investor Notes. However, Host Marriott agreed not to foreclose on its interest in the Units prior to the earlier of the sale of the Hotels or January 1, 1998. As of April 8, 1998, Host Marriott has not exercised its option to foreclose on its interest in the Units. Total accrued interest on the Deferred Purchase Debt at December 31, 1997 and 1996, was $47,000 and $42,000, respectively.

NOTE 7. MANAGEMENT AGREEMENT

  The Partnership entered into a hotel management agreement on the Initial Closing Date with Marriott International to manage the Hotels for an initial 20-year term expiring December 31, 2009. During 1996, Marriott International assigned all of its interest in the hotel management agreement to MHSI, a wholly-owned subsidiary of Marriott International. MHSI has the option to renew the hotel management agreement on one or more of the Hotels for up to five successive 10-year terms (four successive 10-year terms for the Fullerton Hotel). MHSI earns a base management fee equal to 3% of gross sales.

  In connection with the 1993 loan restructuring, the hotel management agreement was modified. During the restructured loan term, no incentive management fees will be accrued by the Partnership or be considered earned by the manager until the entire mortgage principal balance, together with accrued interest, is paid in full. No incentive management fees have been paid to MHSI since the inception of the Partnership.

                                 MDAH Supp-59

  Pursuant to the terms of the hotel management agreement, MHSI is required to furnish the Hotels with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Marriott full-service hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by Marriott International or its subsidiaries. In addition, the Hotels also participate in Marriott's Rewards Program ("MRP") which succeeded the Marriott Honored Guest Awards Program. The cost of this program is charged to all hotels in the Marriott full-service hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership was $3,874,000 for 1997, $3,497,000 for 1996, $3,316,000 for 1995.

  Pursuant to the terms of the hotel management agreement, the Partnership is required to provide MHSI with working capital and supplies to meet the operating needs of the Hotels. MHSI converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by MHSI. Upon termination of the hotel management agreement, the working capital and supplies will be returned to the Partnership. The individual components of working capital and supplies controlled by MHSI are not reflected in the Partnership's balance sheet. A total of $4,500,000 was advanced to MHSI for working capital and supplies of which $600,000 was returned to the Partnership during 1995, $50,000 was returned during 1996 and $41,000 was returned in 1997 leaving a balance of $3,900,000, $3,850,000 and $3,809,000 as of December 31, 1995, 1996 and 1997, respectively, which is included in Due from Marriott Hotel Services, Inc. in the accompanying balance sheet. The supplies advanced to MHSI are recorded at their estimated net realizable value. At December 31, 1997 and 1996, accumulated amortization related to the revaluation of these supplies totaled $473,000.

  The hotel management agreement provides for the establishment of a property improvement fund for each Hotel. Contributions to the property improvement fund are equal to a percentage of gross Hotel sales. Contributions to the fund for the Fairview Park, Southfield, Livonia and Fullerton Hotels were 3% for the years 1995 through 1999 and 4% for the year 2000 and thereafter. The Dayton Hotel contributes 4% annually. Annual contributions at the Research Triangle Park Hotel were 3% through 1997 and will be 4% in 1998 and thereafter. Aggregate contributions to the property improvement fund amounted to $2,442,000, $2,258,000 and $2,104,000 for the years ended December 31,
1997, 1996 and 1995, respectively.

NOTE 8. GROUND LEASES

  The Partnership leases the land on which the Fullerton Hotel is located. The initial term expires in 2019 with four successive 10-year renewals at the Partnership's option. The lease provides for percentage rental equal to 4% of gross room sales for each year. Prior to October 1995, the lease provided for percentage rent equal to 1% of gross room sales. Ground rent expense incurred for this lease for the years ended December 31, 1997, 1996 and 1995 was $199,000, $185,000 and $99,000, respectively. The Partnership also leases the land on which the Fairview Park Hotel parking garage is located. The lease expires in 2085 and requires a nominal rental of $1 per year.

                                 MDAH Supp-60

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                           FIRST TWO QUARTERS
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
REVENUES.................................................. $  14,521  $  12,504
                                                           ---------  ---------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization...........................     2,779      2,381
  Base management fees....................................     1,144      1,042
  Property taxes and other................................     1,373      1,213
                                                           ---------  ---------
                                                               5,296      4,636
                                                           ---------  ---------
OPERATING PROFIT..........................................     9,225      7,868
  Interest expense........................................    (4,139)    (4,175)
  Interest income.........................................       310         91
                                                           ---------  ---------
NET INCOME................................................ $   5,396  $   3,784
                                                           =========  =========
ALLOCATION OF NET INCOME
  General Partner......................................... $      54  $      38
  Limited Partners........................................     5,342      3,746
                                                           ---------  ---------
                                                           $   5,396  $   3,784
                                                           =========  =========
NET INCOME PER LIMITED PARTNER UNIT (414 Units)........... $  12,903  $   9,048
                                                           =========  =========



                  See Notes To Condensed Financial Statements.

                                  MDAH Supp-61

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        JUNE 19,   DECEMBER 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (UNAUDITED)
                        ASSETS
Property and equipment, net...........................  $106,447     $108,153
Mortgage escrow.......................................     6,182       11,624
Due from Marriott Hotel Services, Inc.................     4,590        3,714
Debt service reserve fund.............................     3,000        3,000
Property improvement fund.............................     1,964        1,667
Deferred financing costs, net.........................       408          536
Cash and cash equivalents.............................     1,418        1,137
                                                        --------     --------
    Total Assets......................................  $124,009     $129,831
                                                        ========     ========
          LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt.......................................  $110,193     $122,014
  Debt service guarantee and related interest payable
   to Host Marriott Corporation.......................    20,307       19,762
  Note payable and related interest due to the General
   Partner............................................     2,893        2,804
  Deferred purchase debt and related interest payable
   to Host Marriott Corporation.......................       706          676
  Accounts payable and accrued expenses...............       993        1,054
                                                        --------     --------
    Total Liabilities.................................   135,092      146,310
                                                        --------     --------
PARTNERS' DEFICIT
  General Partner.....................................       (60)        (114)
  Limited Partners....................................   (11,023)     (16,365)
                                                        --------     --------
    Total Partners' Deficit...........................   (11,083)     (16,479)
                                                        --------     --------
                                                        $124,009     $129,831
                                                        ========     ========


                  See Notes To Condensed Financial Statements.

                                  MDAH Supp-62

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                           FIRST TWO QUARTERS
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
OPERATING ACTIVITIES
  Net income.............................................. $   5,396  $  3,784
  Noncash items...........................................     3,570     3,108
  Change in operating accounts............................    (1,387)     (712)
                                                           ---------  --------
    Cash provided by operating activities.................     7,579     6,180
                                                           ---------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net................    (1,073)   (2,135)
  Change in property improvement fund.....................      (297)      586
  Return of working capital from Marriott Hotel Services,
   Inc....................................................       450       --
                                                           ---------  --------
    Cash used in investing activities.....................      (920)   (1,549)
                                                           ---------  --------
FINANCING ACTIVITIES
  Payment of mortgage debt................................   (11,821)   (6,192)
  Change in mortgage escrow...............................     5,443     1,339
  Capital distributions to partners.......................       --     (1,383)
                                                           ---------  --------
    Cash used in financing activities.....................    (6,378)   (6,236)
                                                           ---------  --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........       281    (1,605)
CASH AND CASH EQUIVALENTS at beginning of period..........     1,137     2,762
                                                           ---------  --------
CASH AND CASH EQUIVALENTS at end of period................ $   1,418  $  1,157
                                                           =========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest............... $   3,357  $  3,532
                                                           =========  ========



                  See Notes To Condensed Financial Statements.

                                  MDAH Supp-63

                  MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Marriott Diversified American Hotels, L.P. (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto for the fiscal year ended December 31, 1997 included in the Partnership's Form 10.

  In the opinion of the Partnership, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998, the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, net income of the Partnership is allocated 99% to the Limited Partners and 1% to the General Partner. Significant differences exist between the net income for financial reporting purposes and the net income reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets.

  2. The Partnership owns and operates the Marriott Research Triangle Park, Southfield Marriott, Detroit Marriott at Livonia, Fullerton Marriott, Fairview Park Marriott and Dayton Marriott. The sole general partner of the Partnership, with a 1% interest, is Marriott MDAH One Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). The remaining 99% interest in the Partnership is owned by the limited partners.

  3. Certain reclassifications were made to the prior year financial statements to conform to the 1998 presentation.

  4. Hotel revenues represent house profit of the Partnership's Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotels to Marriott Hotel Services, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base management fees, property taxes, ground rent, insurance and other costs, which are disclosed separately in the condensed statement of operations.

                                 MDAH Supp-64

                  MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

  Partnership revenues generated by the Hotels for 1998 and 1997 consist of (in thousands):

                                                            FIRST TWO QUARTERS
                                                            -------------------
                                                              1998      1997
                                                            --------- ---------
   HOTEL SALES
     Rooms................................................. $  25,093 $  22,710
     Food and beverage.....................................    11,054    10,216
     Other.................................................     1,981     1,819
                                                            --------- ---------
                                                               38,128    34,745
                                                            --------- ---------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms...............................................     5,995     5,573
       Food and beverage...................................     8,423     7,938
     Other hotel operating expenses........................     9,189     8,730
                                                            --------- ---------
                                                               23,607    22,241
                                                            --------- ---------
   REVENUES................................................ $  14,521 $  12,504
                                                            ========= =========

  5. On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $23.6 million and $22.2 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

  6. On April 17, 1998, Host Marriott, the General Partner of the Partnership, announced that its Board of Directors has authorized the company to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott expects to form a new operating partnership (the "Operating Partnership") and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Marriott Diversified American Hotels, L.P., are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                                 MDAH Supp-65

                              HOST MARRIOTT, L.P.
                            HMC MERGER CORPORATION

                    SUPPLEMENT DATED OCTOBER 8, 1998 FOR
     PROSPECTUS/CONSENT SOLICITATION STATEMENT DATED OCTOBER 8, 1998 FOR
                MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP

   On the terms described in the Prospectus/Consent Solicitation Statement (the "Consent Solicitation"), dated October 8, 1998, of which this Supplement (the "Supplement") is a part, Host Marriott Corporation ("Host") has adopted a plan to restructure its business operations so that it will qualify as a real estate investment trust ("REIT"). As part of this restructuring (the "REIT Conversion"), Host and its consolidated subsidiaries will contribute their full-service hotel properties and certain other businesses and assets to Host Marriott, L.P. (the "Operating Partnership") in exchange for units of limited partnership interest in the Operating Partnership ("OP Units") and the assumption of liabilities. The sole general partner of the Operating Partnership will be HMC Merger Corporation, a Maryland corporation to be renamed "Host Marriott Corporation" ("Host REIT"), the entity into which Host will merge as part of the REIT Conversion. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000).

  As part of the REIT Conversion, the Operating Partnership is proposing to acquire by merger (the "Mergers") Marriott Hotel Properties Limited Partnership, a Delaware limited partnership ("MHP" or the "Partnership"), and up to seven other limited partnerships (the "Partnerships") that own full-service hotels in which Host or its subsidiaries are general partners. As more fully described in the Consent Solicitation, limited partners of those Partnerships that participate in the Mergers will receive OP Units in exchange for their partnership interests in such Partnerships (with respect to the Partnerships, those limited partners of the Partnerships who are unaffiliated with Host are referred to herein as the "Limited Partners," and with respect to MHP, the "MHP Limited Partners"). MHP Limited Partners may elect to exchange such OP Units received in connection with the Merger for either shares of common stock, par value $.01 per share, of Host REIT ("Common Shares") or unsecured 6.56% Callable Notes due December 15, 2005 issued by the Operating Partnership ("Notes"). Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares (the "Unit Redemption Right").

  The number of OP Units to be allocated to MHP will be based upon (i) its Exchange Value (as defined herein) and (ii) the price attributed to an OP Unit following the Merger, determined as described herein (which, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be known at the time of voting. The number of Common Shares an MHP Limited Partner may elect to receive in connection with the Merger will equal the number of OP Units received. The principal amount of Notes that MHP Limited Partners may elect to receive in connection with the Merger will be based upon MHP's Note Election Amount (as defined herein). See "Determination of Exchange Value of MHP and Allocation of OP Units." The Estimated Exchange Value and Note Election Amount set forth herein may increase or decrease as a result of various adjustments, and will be finally calculated shortly before the Effective Date. Pursuant to the Merger, MHP Limited Partners have an estimated Exchange Value of $141,074 per Partnership Unit and a Note Election Amount of $124,261 per Partnership Unit.

RISK FACTORS

  In deciding whether to approve the Merger, MHP Limited Partners should consider certain risks and other factors. The General Partner believes that MHP Limited Partners should particularly consider the following, which should be read in conjunction with the information in the Consent Solicitation under "Risk Factors" and "Federal Income Tax Consequences:"

                                  MHP Supp-1

  . Substantial Benefits to Related Parties. Host REIT and its subsidiaries will realize substantial benefits from the Mergers and the REIT Conversion, including savings from a substantial reduction in corporate-level income taxes expected as a result of the REIT Conversion. To the extent that such anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, such benefits will not be shared with the Limited Partners. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partner in connection with the Merger.

  . Absence of Arm's Length Negotiations. No independent representative was retained to negotiate on behalf of the MHP Limited Partners or the other Limited Partners. Although the General Partner has obtained the Appraisals and the Fairness Opinion from AAA, AAA has not negotiated with the General Partner or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the MHP Limited Partners or the other Limited Partners if such terms and conditions were the result of arm's length negotiations.

  . Other Conflicts of Interest. The Mergers, the REIT Conversion and the recommendations of the General Partner involve the following conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partners and Crestline. The General Partners, which are all subsidiaries of Host (except for PHLP, in which Host is the General Partner), must assess whether a Merger is fair and equitable to and is advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships, including MHP, participate and Host REIT will benefit if the value of the OP Units received by the Limited Partners of MHP is less than the value of their Partnership Interests. In addition, the terms of the Leases of the Hotels, including MHP's Hotels, will be determined by Host and the terms of the Partnership Agreement, including provisions which benefit Host REIT, have been determined by Host. Such conflicts may result in decisions that do not fully reflect the interests of all Limited Partners, including the MHP Limited Partners.

  . Uncertainties at the Time of Voting Include the Number of OP Units to be
    Received. There are several uncertainties at the time the MHP Limited Partners must vote on the Merger, including (i) the exact Exchange Value for MHP (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Merger, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50) and which, together with the Exchange Value, will determine the number of OP Units the MHP Limited Partners will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount is determined. For these reasons, the MHP Limited Partners cannot know at the time they vote on the Merger these important aspects of the Merger and they will not know the number of OP Units received in the Merger until approximately 25 trading days after the Merger.

  . Combined REVPAR for the Operating Partnership's Hotels is Significantly
    Less than the REVPAR for MHP's Hotels. The Operating Partnership's pro forma REVPAR for the First Two Quarters 1998 is significantly lower than the REVPAR attributable to MHP's Hotels for the same period.

  . Cash Distributions May Exceed Cash Available for Distribution; Reduced
    Cash Distributions for MHP Limited Partners. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217 million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in

                                  MHP Supp-2
    order to make such distributions. In addition, the estimated initial annual cash distributions from the Operating Partnership or Host REIT to the MHP Limited Partners per Partnership Unit ($7,645) will be less than the estimated cash distributions from operations of MHP per Partnership Unit ($16,000) during 1998.

  . Increase in Leverage. It is expected that the Operating Partnership will have a leverage to value ratio of approximately 62%, as compared to MHP's current leverage ratio of 56% (calculated as a percentage of Exchange Value).

  . Sale of Personal Property May Result in Gain to MHP Limited Partners. In order to facilitate the participation of MHP in the Merger without adversely affecting Host REIT's qualification as a REIT, the Operating Partnership will require, as part of the Merger, that MHP sell a portion of the personal property associated with its Hotels to a Non-Controlled Subsidiary. This sale will be a taxable transaction and may result in an allocation of a relatively modest amount of ordinary recapture income by MHP to MHP Limited Partners. This income, if any, will be allocated to each MHP Limited Partner in the same proportion and to the same extent that such MHP Limited Partner was allocated any deductions directly or indirectly giving rise to the treatment of such income as recapture income. An MHP Limited Partner who receives such an allocation of recapture income would not be entitled to any special distribution from MHP in connection with the sale of personal property.

  . Exchange Value May Not Equal Fair Market Value of MHP's Hotels. Each MHP
    Limited Partner who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such MHP Limited Partner's Partnership Interest. The determination of the Exchange Value of MHP involves numerous estimates and assumptions. There is no assurance that the Exchange Value of MHP will equal the fair market value of the Hotels and other assets contributed by MHP. See "Determination of Exchange Value of MHP and Allocation of OP Units."

  . Allocation of OP Units to Host REIT Is Different from Allocation of OP
    Units to the Partnerships. Following the REIT Conversion, Host REIT will own a number of OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers and the OP Units to be acquired from Limited Partners who elect to exchange OP Units for Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units, in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. The Partnerships will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and the Partnerships may result in Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Value of MHP and Allocation of OP Units."

  . Allocations of OP Units to the Blackstone Entities and the Private
    Partnerships Were Not Determined by the Exchange Value Methodologies. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquisition did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partners' interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the MHP Limited Partners and other Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  . Price of OP Units or Common Shares Might Be Less than the Fair Market
    Value of the MHP Limited Partners' Partnership Interests. The price of an OP Unit for purposes of the Merger will be equal to

                                  MHP Supp-3
    the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Merger (but it will not be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Merger. This could result in the MHP Limited Partners receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Merger or the fair market value of their Partnership Interests.

  . Inability of MHP Limited Partners Who Retain OP Units to Redeem OP Units for One Year. MHP Limited Partners who retain OP Units received in the Merger will be unable to redeem such OP Units for one year following the Merger. Until then, MHP Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.

  . Current Host Common Stock Price Is Not Necessarily Indicative of the
    Price of Host REIT Common Shares Following the REIT Conversion. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and cash or other consideration to be distributed in connection with the REIT Conversion (the "Initial E&P Distribution")) and not solely the business and assets of Host REIT following the REIT Conversion. Host's current stock price also is affected by general market conditions.

  . Value of the Notes Will Be Less than the Exchange Value of MHP. In exchange for OP Units received in the Merger, each MHP Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest, which is based upon numerous assumptions and estimates. The deemed value of the OP Units to be received by the MHP Limited Partners will exceed the principal amount of the corresponding Notes (because the Exchange Value will be higher than the Note Election Amount) and there is no assurance that the Note an MHP Limited Partner receives will have a value equal to either (i) the fair market value of the MHP Limited Partner's share of the Hotels and other assets owned by MHP or (ii) the principal amount of the Note. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both the Participating Partnerships and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which ranks equally with such Notes.

  . Timing of the REIT Conversion. Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. The deadline for consummation of the Merger is June 30, 1999, unless extended by mutual agreement of the Operating Partnership and the General Partner to a date no later than December 31, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share, but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated.

  . Fundamental Change in Nature of Investment; Potential Underperformance. The
    Merger and the REIT Conversion involve a fundamental change in the nature of an MHP Limited Partner's investment from holding an interest in MHP, which was structured as a tax shelter and tax credit investment, is a finite-life

                                  MHP Supp-4
     entity, has a fixed portfolio of two Hotels and distributes the cash flow from the operation of such Hotels to the MHP Limited Partners, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company with an expected portfolio of approximately 125 Hotels that (i) collects and distributes to its limited partners rents received from the Lessees (which will bear the risks and receive the direct benefits of the Hotels' operations), (ii) has the ability to acquire additional hotels and (iii) is able to reinvest proceeds from sales or refinancings of existing Hotels in other hotels. In addition, each MHP Limited Partner's investment will change from one that allows an MHP Limited Partner to receive a return of capital in the form of distributions from any net proceeds of a sale or refinancing of MHP's assets to an investment in which an MHP Limited Partner who retains OP Units likely would realize a return of capital only through the exercise of the Unit Redemption Right. Those MHP Limited Partners who elect to receive Common Shares in connection with the Merger will hold an equity interest in a publicly traded REIT that (i) provides immediate liquidity,
     (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income, (iii) allows shareholders to influence management by participation in the election of directors and
     (iv) realizes substantial corporate tax savings as long as certain requirements are met. An MHP Limited Partner's share of the liquidation proceeds, if any, from the sale of MHP's Hotels could be higher than the amount realized upon exercise of the Unit Redemption Right (or payments on any Note received by an MHP Limited Partner who elects to exchange his OP Units for such Note in connection with the Merger). An investment in the Operating Partnership or Host REIT may not outperform an investment in MHP. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  . Exposure to Market and Economic Conditions of Other Hotels. As a result of the Merger, MHP Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will own interests in a much larger enterprise with a broader range of assets than MHP individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners, including MHP Limited Partners, regardless of whether a particular Limited Partner previously was an investor in such affected assets. MHP owns discrete assets and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the MHP Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than the Hotels previously owned by MHP.

  . MHP Limited Partners Have No Cash Appraisal Rights. MHP Limited Partners who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  .  Uncertainties as to the Size and Leverage of the Operating
     Partnership. The MHP Limited Partners cannot know at the time they vote on the Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger. In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership, but the Operating Partnership may, in turn, contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  .  Lack of Control over Hotel Operations and Non-Controlled
     Subsidiaries. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the existing managers of the Hotels (the "Managers") pursuant to the existing long-term Management Agreements. The Operating Partnership will not operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only a limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. The Operating Partnership also will not own any of the voting stock of the Non-Controlled

                                  MHP Supp-5

    Subsidiaries, which may own, in the aggregate, up to 20% by value of the Operating Partnership's assets. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels and the Non-Controlled Subsidiaries to operate and manage their businesses.

  . Dependence upon Crestline. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of Host REIT's revenues. Crestline's financial condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to holders of OP Units, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. As of June 19, 1998, on a pro forma basis, after giving effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  . Expiration of the Leases and Possible Inability to Find Other Lessees. The
    Leases generally will expire seven to ten years after the Effective Date and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the Code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution.

  . Requisite Vote of MHP Limited Partners Binds All MHP Limited Partners. For
    MHP, approval by a majority of the Partnership Interests of MHP that are eligible to be voted is required to approve the Merger and the related amendments to the partnership agreement, as described in "Voting Procedures--Required Limited Partner Vote and Other Conditions." Such approval will cause MHP to participate in the Merger and will bind all MHP Limited Partners, including MHP Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to the partnership agreement.

  . Inability to Obtain Third-Party Consents May Have a Material Adverse
    Effect. There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. The inability of Host, the Operating Partnership or Host REIT to obtain one or more such consents may cause a default under cross-default provisions of the Company's principal credit facilities or otherwise have a material adverse effect on the Operating Partnership and Host REIT and thus could reduce the value of the OP Units and Common Shares. The agreement of merger specifically provides that in the event the outside partner in Marriott's Harbor Beach Resort does not consent to the REIT Conversion, the Operating Partnership will have the right to terminate such merger agreement.

  . Competition in the Lodging Industry. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry, in which virtually all of the Hotels operate, is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities. The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions,
    (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership.

                                  MHP Supp-6

  . Substantial Indebtedness of the Operating Partnership. The Operating Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities), which represents an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is capital intensive and it will have significant capital requirements in the future. The Operating Partnership's leverage level could affect its ability to (i) obtain financing in the future, (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distributions to partners (including Host REIT), (iv) pursue its acquisition strategy or (v) compete effectively or operate successfully under adverse economic conditions.

  . No Limitation on Debt. There are no limitations in Host REIT's or the Operating Partnership's organizational documents which limit the amount of indebtedness either may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur.

  . Rental Revenues from Hotels Subject to Prior Rights of Lenders. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnerships (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and to make distributions to holders of OP Units (including Host
     REIT).

  . Ownership Limitations. No person or persons acting as a group may own, actually or constructively (as determined under the applicable Code provisions), (i) in excess of 9.8% of the number or value of outstanding Common Shares of Host REIT or (ii) in excess of 4.9% of the value of the OP Units (other than Host REIT and The Blackstone Group), subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances.

  . Anti-Takeover Effect of Certain Provisions of Host REIT's Charter and Bylaws, Maryland Law and the Shareholder Rights Plan. The Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, as well as provisions of Maryland law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Host REIT. These provisions could limit the price that certain investors might be willing to pay in the future for Common Shares. Certain of these provisions provide for a staggered board and allow Host REIT to issue, without shareholder approval, preferred shares or other stock having rights senior to those of the Common Shares. The Board of Directors also is authorized, without a vote of shareholders, to classify or reclassify unissued common or preferred shares into another class or series of shares. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. The Charter also provides that no person or persons acting as a group may own more than 9.8% (in number or value) of the outstanding shares of any class or series of shares of Host REIT. Host REIT also intends to adopt a Shareholder Rights Plan to replace the existing stockholder rights plan of Host. Host REIT also will become subject to the business combination and control share provisions under Maryland law. Marriott International, Inc. ("Marriott International") has the right to purchase up to 20% of each class of Host's outstanding voting stock at the then fair market value upon the occurrence of certain change of control (or potential change of control) events involving Host, which right will continue in effect after the Merger until June 2017, subject to certain limitations intended to protect the REIT status of Host REIT. See "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."

  . Effect of Subsequent Events upon Recognition of Gain. Even though the MHP Limited Partners (other than those who elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) generally are not expected to recognize significant taxable gain at the time of the Merger, there are

                                  MHP Supp-7
     a variety of events and transactions (including the sale of one or more of the Hotels currently owned by MHP, the reduction of indebtedness securing one or more of the Hotels or, possibly, the transfer of MHP's interest in the Harbor Beach Resort to a Non-Controlled Subsidiary in connection with the REIT Conversion in the event that certain third-party consents to the Merger and the REIT Conversion in the event that certain third-party consents to the Merger and the REIT Conversion are not obtained) that could cause an MHP Limited Partner to recognize all or a part of the gain that otherwise has been deferred through the REIT Conversion. See "Federal Income Tax Consequences--Tax Treatment of MHP Limited Partners Who Hold OP Units Following the Merger and "--Tax Consequences of the Merger-- Potential Taxable Gain Resulting from the Inability to Obtain Third-Party Consents." Certain Hotels (including the Blackstone Hotels) will be covered by agreements with third parties which will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. In addition, if Atlanta Marquis participates in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Atlanta Marquis Hotel or to refinance the debt secured by such Hotel without compensating certain outside partners for the resulting adverse tax consequences. The partnership agreement of the Operating Partnership, which is substantially in the form attached to the Consent Solicitation as Appendix A (the "Partnership Agreement"), does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions). In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transactions) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units-- Sales of Assets."

  . Election to Exchange OP Units for Common Shares. An MHP Limited Partner who elects to receive Common Shares in exchange for his OP Units in connection with the Merger (the "Common Share Election") will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998). If he has a "negative capital account" with respect to his Partnership Interest, he will recognize "phantom income" (i.e., the income recognized would exceed the value of the Common Shares by the amount of his negative capital account). See "Federal Income Tax Consequences--Tax Treatment of MHP Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." An MHP Limited Partner who elects to receive Common Shares in connection with the Merger will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Merger).

  . Election to Exchange OP Units for Notes. An MHP Limited Partner who elects to receive a Note in exchange for his OP Units in connection with the Merger (the "Note Election") will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Merger (which currently is expected to occur on December 30, 1998). An MHP Limited Partner who receives a Note may be eligible to defer a majority of that gain under the "installment sale" rules until principal on the Note is paid. An MHP Limited Partner with a "negative capital account" with respect to his Partnership Interest who elects to receive a Note in connection with the Merger will recognize "phantom income" in that amount in any event at the time the taxable disposition is deemed to occur. See "Federal Income Tax Consequences--Tax Treatment of MHP Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  . Failure of Host REIT to Qualify as a REIT for Tax Purposes. Taxation of Host REIT as a corporation if it fails to qualify as a REIT, and Host REIT's subsequent liability for federal, state and local taxes on its income and property, would, among other things, have the effect of reducing cash available for distribution to Host REIT's shareholders and materially reducing the value of the Common Shares and OP Units.

                                  MHP Supp-8

  . Failure of the Operating Partnership to Qualify as a Partnership for Tax
    Purposes. Taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership and the Operating Partnership's subsequent liability for federal, state and local income taxes, would, among other things, have the effect of reducing cash available for distribution to holders of OP Units and Common Shares, would cause Host REIT to fail to qualify as a REIT for tax purposes and would cause the holders of OP Units to recognize substantial taxable gain at the time the Operating Partnership ceases to qualify as a partnership.

  . Failure of the Leases to Qualify as Leases. If one or more of the Leases of the Hotels to the Lessees were to be disregarded for tax purposes (for example, because a the Lease was determined to lack economic substance), Host REIT could fail to qualify as a REIT and the Operating Partnership might be treated as a corporation for federal income tax purposes, which would have a material adverse impact on the MHP Limited Partners and the value of the OP Units and the Common Shares.

  . Change in Tax Laws. No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification.

  . MHP Limited Partners Need to Consult with Their Own Tax Advisors.
    Because the specific tax attributes of an MHP Limited Partner and the facts regarding such MHP Limited Partner's interest in MHP could have a material impact on the tax consequences to such MHP Limited Partner of the Merger (including the decision whether to elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) and the subsequent ownership and disposition of OP Units, Common Shares or a Note, it is essential that each MHP Limited Partner consult with his own tax advisors regarding the application of federal, foreign and state and local tax laws to such MHP Limited Partner's personal tax situation.

  . Effect of Possible Classification as a Publicly Traded Partnership on
    Passive Losses. There is a significant possibility that the Operating Partnership could be classified as a "publicly traded partnership," in which event the MHP Limited Partners would not be able to use suspended passive activity losses from other investments (including from MHP) to offset income from the Operating Partnership. It is estimated that each MHP Limited Partner who purchased his Partnership Interest at the time of the original offering of such Interests, has held such Partnership Interest continuously since that time and whose Partnership Interest has been his only investment in a passive activity would have a passive activity loss carryforward as of December 31, 1998.

  . Host REIT's Substantial Deferred Tax and Contingent Liabilities. Host
    REIT will have substantial deferred tax liabilities attributable to Host's assets and operations that are likely to be recognized in the next ten years (notwithstanding Host REIT's status as a REIT), and the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur) whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

  Because REITs are not permitted under current federal income tax law to derive revenues directly from the operation of hotels, the Operating Partnership will lease the Hotels to lessees (the "Lessees") that will operate the Hotels under the existing management agreements and pay rent to the Operating Partnership, as more fully described in the Consent Solicitation. The Lessees generally will be wholly owned indirect subsidiaries of Crestline. Crestline, which currently is a wholly owned subsidiary of Host, will become a separate public company when Host or Host REIT distributes the common stock of Crestline and cash or other consideration to its existing shareholders and the Blackstone Entities in connection with the Initial E&P Distribution. Shares of Host REIT and Crestline will become separately traded securities and the companies will operate independently. There will be no overlap between the boards of Host REIT and Crestline. There will be a substantial overlap of shareholders of the two companies initially, but this overlap will diverge over time.

                                  MHP Supp-9

  HOTEL PROPERTIES MANAGEMENT, INC. (THE "GENERAL PARTNER"), THE GENERAL PARTNER OF MHP, BELIEVES THAT THE MERGER PROVIDES SUBSTANTIAL BENEFITS AND IS FAIR TO THE MHP LIMITED PARTNERS AND RECOMMENDS THAT ALL MHP LIMITED PARTNERS VOTE FOR THE MERGER AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENT.

  The effects of the Mergers may be different for Limited Partners of the various Partnerships. This Supplement has been prepared to highlight for MHP Limited Partners the specific risks, benefits, effects and fairness of the Merger to them and to provide other information specific to MHP. Supplements have also been prepared for each of the other Partnerships. This Supplement, together with the supplements of the other Partnerships (collectively, the "Supplements"), are part of the Consent Solicitation. Upon receipt of a written request by a Limited Partner or his representative so designated in writing, the General Partner will send a copy of any Supplement without charge. All requests for a copy of a Supplement should be directed to:
Investor Relations, 10400 Fernwood Road, Bethesda, Maryland 20817, telephone number 301-380-2070 (between the hours of 9:00 a.m. and 4:00 p.m., Eastern time).

  All cross-references refer to the Consent Solicitation unless the context indicates otherwise. Capitalized terms not defined herein shall have the meaning set forth in the Consent Solicitation. The information contained herein, unless otherwise indicated, assumes the REIT Conversion (including the Blackstone Acquisition) occurs with all Partnerships participating and no Common Shares or Notes being issued (the "Full Participation Scenario").

EXPECTED BENEFITS OF THE MERGER

  The General Partner believes that participating in the Merger would likely be beneficial to the MHP Limited Partners for the reasons set forth below. This information is qualified by and should be read in conjunction with the information in the Consent Solicitation under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers." These benefits, which should be viewed as alternatives to continuing the business and operations of MHP, are expected to include:

  . Exchange Value of MHP. MHP Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will receive OP Units or Common Shares with an estimated Exchange Value equal to $141,074 per Partnership Unit.

  . Liquidity. The REIT Conversion will offer MHP Limited Partners liquidity with respect to their investment in MHP because MHP Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Merger or, for MHP Limited Partners who retain OP Units, at any time commencing one year following the Effective Date, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host REIT Common Share). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right however, generally would result in recognition of taxable income or gain.

  . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. The General Partner expects that while these distributions will be lower than the estimated cash distributions from operations during 1998, of MHP, the ability to receive distributions quarterly and in regular amounts would be enhanced. For additional information regarding historical and estimated future distributions for MHP and the other Partnerships, see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers."

  . Substantial Tax Deferral for MHP Limited Partners Not Electing to Exchange OP Units for Common Shares or Notes. The General Partner expects that MHP Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax

                                  MHP Supp-10
     purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of MHP or a sale or other disposition of its assets in a taxable transaction (although MHP Limited Partners may recognize a relatively modest amount of ordinary income as the result of required sales of personal property to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualification as a REIT). Thereafter, such MHP Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right, one or both of the Hotels currently owned, directly or indirectly, by MHP are sold or otherwise disposed of in a taxable transaction by the Operating Partnership or the debt now secured by such Hotels is repaid, prepaid or substantially reduced. The federal income tax consequences of the Merger are highly complex and, with respect to each MHP Limited Partner, are dependent upon many variables, including the particular circumstances of such MHP Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Merger." Each MHP Limited Partner is urged to consult with his own tax advisors as to the consequences of the Merger in light of his particular circumstances.

  . Risk Diversification. Participation in the Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence of MHP Limited Partners upon the performance of, and the exposure to the risks associated with, MHP's Hotels and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands. See "Business and Properties-- Business Objectives."

  . Growth Potential. The General Partner believes that the MHP Limited Partners, by directly or indirectly owning interests in a publicly traded real estate company focused primarily on a more diverse and growing luxury and upscale full-service hotel portfolio, will be able to participate in growth opportunities that would not otherwise be available to them.

  . Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a substantially greater equity value than MHP individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to MHP individually. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity, as compared to MHP individually.

  . Public Market Valuation of Assets. The Partnership Units of MHP currently trade at a discount to the net asset value of MHP's assets. The General Partner believes that by exchanging interests in MHP, which is a non-traded, finite-life limited partnership with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the MHP Limited Partners will have the opportunity to participate in the recent trend toward ownership of real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the MHP Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.

  If MHP does not participate in the Merger, its business will continue in its current manner; however, the Operating Partnership may elect to contribute some or all of its interest in MHP to a Non-Controlled Subsidiary.

DETERMINATION OF EXCHANGE VALUE OF MHP AND ALLOCATION OF OP UNITS

  GENERAL. The Exchange Value of MHP will be equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partner has retained AAA to determine the market value of each of the Hotels as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of

                                  MHP Supp-11

     MHP equals the Appraised Value of its Hotels, adjusted as of the Final Valuation Date for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The "Continuation Value" of MHP represents AAA's estimate, as adopted by the General Partner, of the discounted present value, as of January 1, 1998, of the MHP limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that MHP continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

  . Liquidation Value. The "Liquidation Value" of MHP represents the General Partner's estimate of the net proceeds to MHP limited partners resulting from the assumed sale as of December 31, 1998 of the Hotel(s) of MHP, each at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value), less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

  Final determination of the Exchange Value of MHP will be made as of the end of the four week accounting period ending at least 20 days prior to the Effective Date (the "Final Valuation Date") and will be equal to the greatest of Adjusted Appraised Value, Continuation Value and Liquidation Value as of such date. Adjusted Appraised Value, Continuation Value and Liquidation Value will be adjusted as of the Final Valuation Date (i) to reflect the amount of lender and capital expenditure reserves and the amount of deferred management fees as of such date, (ii) to increase the Adjusted Appraised Value by any amounts actually expended by MHP after the Initial Valuation Date to perform deferred maintenance that were previously subtracted in determining the estimated Adjusted Appraised Value of MHP and (iii) to reflect any changes in MHP's other reserves, such as for litigation expenses and indemnification costs and any revised estimates of transfer and recordation taxes and fees. The General Partner does not believe that any adjustments to the Exchange Value will be material; however, if any such changes are deemed to be material, the General Partner will provide the MHP Limited Partners with an opportunity to change their vote on the Merger.

  APPRAISED VALUE. MHP's Hotels were appraised as of March 1, 1998 by AAA, an independent, nationally recognized hotel valuation and financial advisory firm experienced in the appraisals of lodging properties such as MHP's Hotels. Each appraisal (an "Appraisal") was reviewed by a Member Appraisal Institute ("MAI") appraiser and certified by such MAI appraiser as having been prepared in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

  The purpose of each Appraisal is to provide an estimate of the "Market Value" of the related Hotel. "Market Value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are equally motivated; (ii) both parties are well informed or well advised, and each is acting in what he considers his own best interest; (iii) a reasonable time frame is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. AAA made site visits at all of MHP's Hotels for purposes of the Appraisals.

  In preparing the Appraisals, AAA relied primarily on the income capitalization method of valuation, and then compared the value estimated by this method with recent sales of comparable properties, as a check on the reasonableness of the value determined through the income capitalization method. AAA employed the following procedures for determining the Appraised Value of each MHP Hotel:

  . Historical 1997 and Projected Year's Earnings. AAA reviewed the historical 1997 net operating income (i.e., income before interest, taxes, depreciation and amortization) ("NOI") prior to incentive

                                  MHP Supp-12
   management fees and certain capital expenditures for the applicable Hotel. AAA also prepared a projection of the net operating income prior to incentive management fees and certain capital expenditures for the applicable Hotel for the twelve month period ending February 28, 1999 (the "Projected Year"), using historical financial information for each Hotel, budget information, a survey with the manager of each Hotel addressing the physical condition of the Hotel, local market conditions (including business mix, demand generators, future trends and predictability of business), changes in the competitive environment, comparison with direct competitors of the Hotel and risk factors relating to the particular Hotel. The resulting gross margin (ratio of total revenues to NOI prior to incentive management fees) was checked against AAA's database of the gross margins for similar hotels for reasonableness.

  . Impact of Incentive Management Fees. AAA estimated a normalized annual amount of incentive management fees payable under the applicable management agreement and subtracted this amount from the net operating income prior to incentive management fees and certain capital expenditures for 1997 and the Projected Year.

  . Impact of Owner Funded Capital Expenditures. AAA estimated normalized annual amounts of owner funded capital expenditures (over and above the FF&E reserve) based in part on projected owner funded capital expenditures estimated in the Engineering Study. The normalized amounts were then subtracted from the NOI prior to owner funded capital expenditures for 1997 and the Projected Year.

  . Capitalization of Adjusted NOI. AAA then capitalized the amount resulting from the foregoing adjustments ("Adjusted NOI") for 1997 and the Projected Year by dividing such amounts by capitalization rates that AAA determined to be appropriate. A capitalization rate represents the relationship between net operating income and sales prices of income producing property. AAA selected the capitalization rates based upon its review of current published surveys reflecting the opinions of investors and participants such as REITs, hotel acquisition/management companies and pension funds, lenders, brokers and consultants as to current capitalization rates, and its own database of capitalization rates reflected in recent transactions, adjusted for factors specific to the Hotel, such as location, physical condition, reserve policies, local market volatility and competition, guest mix, renovation influences and other income characteristics. AAA used separate capitalization rates that it deemed appropriate to capitalize 1997 historical Adjusted NOI and estimated Projected Year's Adjusted NOI. AAA then estimated the value of each Hotel based upon each of the values estimated by capitalizing 1997 and Projected Year's Adjusted NOI and its professional judgment. The following table sets forth the effective capitalization rates for 1997 and Projected Year's Adjusted NOI resulting from AAA's estimated Appraised Values of MHP's Hotels.

    RESULTING EFFECTIVE CAPITALIZATION RATES FOR APPRAISALS OF MHP'S HOTELS

                                                          PROJECTED YEAR
                1997                                (ENDING FEBRUARY 28, 1999)
                ----                                --------------------------
              8.8-9.4%                                      9.8-10.2%

                        APPRAISED VALUES OF MHP'S HOTELS

                                             APPRAISED
                        HOTEL                  VALUE
                        -----              --------------
                                           (IN THOUSANDS)
            Orlando World Center..........    $292,500
            Harbor Beach Resort...........      61,761(1)
                                              --------
              Total.......................    $354,261
                                              ========

--------
(1) Excludes the 49.5% interest in the Harbor Beach Resort not owned by MHP.

  . Comparison with Comparable Sales. AAA checked the Appraised Value of each Hotel derived by the foregoing procedures against its database of comparable sale transactions for reasonableness.

                                  MHP Supp-13

  In the case of Harbor Beach Resort, which is only partly owned by MHP, the Appraised Value of such Hotel was reduced proportionately to the amount attributable to MHP's ownership interest therein (but no adjustment was made to reflect the effect that the outside interest might have on decisions with respect to sales, refinancings or other major operational matters). With respect to MHP's Hotels, one property was encumbered by a ground lease as of the date of the Appraisals. Accordingly, the Appraised Value of such Hotel has been decreased to reflect the encumbrance of the ground lease and the interest of the ground lessor in the operating cash flows of such Hotel. The Appraised Value assumes all contractual provisions for FF&E reserves are adequate and have not been reduced to reflect deferred maintenance or environmental remediation costs with respect to MHP's Hotels (but estimated deferred maintenance costs have been deducted in estimating the Adjusted Appraised Value of each of MHP's Hotels). The Appraised Value did not take into account the costs that might be incurred in selling the Hotels (but estimated costs for transfer and recordation taxes and fees have been deducted in estimating the Adjusted Appraised Value of each Hotel).

  The Appraisals are not guarantees of present or future values and no assurance can be given as to the actual value of MHP's Hotels. The Appraisals should be read in conjunction with other information, such as, but not limited to, the audited financial statements of MHP.

  The Appraised Value, and the assumptions underlying the projections on which the Appraised Value is based, are contingent upon a series of future events, the outcomes of which are not necessarily within the Operating Partnership's control and cannot be determined at this time. There can be no assurance that another appraiser would not have arrived at a different result. Some of the assumptions inevitably will not materialize and unanticipated events and circumstances will occur subsequent to the date of the Appraisals. Furthermore, the actual results achieved from MHP's Hotels will vary from the results projected in the Appraisals and the variations may be material.

  ADJUSTED APPRAISED VALUE. The Adjusted Appraised Value of MHP was determined by totaling the Appraised Values of all of the Hotels of MHP and then making various adjustments to the aggregate Appraised Value, as described below.

  . Lender Reserves. MHP's debt service reserves are required to be held by third-party lenders. The amount of these lender reserves as of the Initial Valuation Date was added to the Appraised Values of these Hotels. A final determination of the lender reserves of MHP will be made on the Final Valuation Date and any changes in such reserves will be reflected in the Adjusted Appraised Value.)

  . Mortgage and Other Debt. The estimated principal balance and accrued interest (including participating interest that would accrue as a result of the Merger) as of the Effective Date (assumed to be December 31,
     1998) of all mortgage and other debt of MHP has been subtracted from the Appraised Value.

  . Mark to Market Adjustment. The third-party loans of the Partnerships have various interest rates and terms to maturity. In order to reflect the market value of the third-party loans of each Partnership, the estimated Adjusted Appraised Value for MHP has been increased to "mark to market" the interest rate for such loans. This adjustment has been estimated by comparing the interest cost using the applicable interest rates on existing third-party loans over their remaining term to the interest cost using the interest rate that the Operating Partnership believes it would be able to obtain for unsecured debt in the market as of the Final Valuation Date (which would have been 8.0% per annum based on a 350 basis point (3.50%) spread over the yield on seven-year U.S. Treasury securities as of September 29, 1998). The mark to market adjustment for each loan was calculated by determining the difference between the present values, as of December 31, 1998, of the interest payments over the remaining term of the loan from January 1, 1999 to maturity using the actual interest rate as the discount rate as compared to using the assumed market rate as the discount rate.

  . Deferred Maintenance Costs. The estimated cost to complete any deferred maintenance items identified in the Engineering Study relating to MHP's Hotels have been subtracted from the Appraised Value. The adjustments for this item will be reduced at the Final Valuation Date to reflect amounts expended after the Initial Valuation Date to perform such deferred maintenance. No adjustments have been made for previously budgeted capital expenditures or deferred maintenance costs estimated in the Engineering Study that are reflected in the cash flow projections used for purposes of estimating Appraised Values.

                                  MHP Supp-14

  The following table sets forth the adjustments to the aggregate Appraised Values made to derive the estimated Adjusted Appraised Value for MHP as of the Initial Valuation Date.

  CALCULATION OF ESTIMATED ADJUSTED APPRAISED VALUE FOR MHP AS OF THE INITIAL
                                VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

       Appraised Value.......................................... $ 354,261(1)
       Lender reserves..........................................     1,800
       Mortgage debt............................................  (192,137)(1)
       Other debt...............................................      (722)
       Mark to market adjustment................................     2,878
       Deferred maintenance costs...............................      (245)
                                                                 ---------
       Estimated Adjusted Appraised Value....................... $ 165,835
                                                                 =========
       Estimated General Partner's share(2)..................... $  25,803
       Estimated limited partner share of the General Partner
        and a Host subsidiary................................... $  67,670
       Estimated total limited partners' share(3)............... $ 140,032
       Per Partnership Unit..................................... $ 140,032

--------
(1) Excludes 49.5% of the $122,300,000 Appraised Value of the Harbor Beach Resort and the $82,266,000 in mortgage debt encumbering the Hotel.
(2) Excludes amounts attributable to limited partner interest of the General Partner.
(3) Includes estimated total limited partner share of the General Partner and a Host subsidiary.

  CONTINUATION VALUE. AAA estimated the Continuation Value of MHP using the following methodology:

  . Estimated Future Cash Distributions. AAA prepared estimates of future partnership cash flow for MHP for the 12-year period from January 1, 1998 through December 31, 2009 based upon the estimated 1998 NOI before incentive management fees used in the Appraisals and for each subsequent year applying an assumed annual stabilized growth rate (as shown in the table below) developed by AAA for this analysis. For each year in the projection period, AAA estimated the amount of cash available for distribution to MHP's limited partners after payment of all management fees, debt service, owner funded capital expenditures based on the Engineering Study and other partnership expenses and after application of the applicable partnership agreement provisions. AAA assumed that MHP's FF&E reserve was adequate and understood that Host determined that there were no reserve shortfalls or surpluses.

  . Refinancing Assumptions. For MHP's debt that matures during the 12-year period, AAA assumed that the debt would be refinanced with an interest rate of 7.50% per annum and a 30-year amortization schedule, with estimated refinancing costs of 2% of the refinanced amount being paid from operating cash flow.

  . Determination of Residual Value. To estimate the residual value of the MHP limited partners' interest in MHP at the end of the 12-year period, AAA assumed that the MHP Hotels would be sold as of December 31, 2009 at their then market value. AAA estimated the market value of each Hotel as of such date by applying an exit capitalization rate that it deemed appropriate, using the factors described above in connection with the "--Appraised Value," which are set forth in the table below, to the estimated Adjusted NOI for 2009 (estimated as described above). AAA then subtracted estimated sales costs of 2% of the estimated market value, added lender reserves and subtracted the estimated outstanding principal balance of debt as of December 31, 2009 and deferred management fees to arrive at net sales proceeds available for distribution to partners. AAA then determined what portion of such estimated net sales proceeds would be distributable to MHP's limited partners under the partnership and debt agreements.

  . Discounting Distributions to Present Value. As a final step, AAA discounted the estimated future cash distributions to MHP's limited partners from operations and estimated net sales proceeds to their present value as of January 1, 1998, using a discount rate of 20% per annum. AAA believes that this discount rate reflects the return on investment that investors expect from leveraged investments of this nature.

                                  MHP Supp-15

  While the 12-year period used by AAA is somewhat arbitrary and other firms may have used a different time period, the 12-year period was selected by AAA because it corresponds to the time period used in the Engineering Study to estimate owner funded capital expenditures. AAA and the General Partner believe that such 12-year period is within the accepted range of time periods used in valuations similar to the Continuation Value.

  The growth rate and exit capitalization rate used to determine the estimated Continuation Value for MHP are as set forth below:

GROWTH RATE, EXIT CAPITALIZATION RATE AND ESTIMATED CONTINUATION VALUE FOR MHP
          (DOLLARS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNTS)

                                                             ESTIMATED ESTIMATED
                                                 ESTIMATED    GENERAL   LIMITED        ESTIMATED
                                                CONTINUATION PARTNER'S PARTNER'S   CONTINUATION VALUE
  GROWTH RATE   EXIT CAPITALIZATION RATE (2009)    VALUE       SHARE   SHARE(2)  (PER PARTNERSHIP UNIT)
  -----------   ------------------------------- ------------ --------- --------- ----------------------
   3.65%(1)                  9.9%                 $153,031    $11,957  $141,074         $141,074

--------
(1) Reflects the average of the stabilized growth rates of Harbor Beach Resort (3.80% each year) and Orlando World Center (3.50% beginning in 2003 to reflect the effect of the planned expansion of the Hotel).
(2) Includes amounts attributable to interests of General Partner and a Host subsidiary.

  LIQUIDATION VALUE. The Liquidation Value of MHP was estimated by the General Partner and represents the estimated value of MHP if all of its assets were sold as of December 31, 1998. Such value was based upon the Adjusted Appraised Value of MHP, with the following adjustments: (i) the "mark to market" adjustment used to estimate the Adjusted Appraised Value was eliminated and instead prepayment or defeasance costs that would be payable under existing debt agreements (regardless of whether the debt in fact can be prepaid on December 31, 1998) were deducted from the Appraised Value; and (ii) the deduction for transfer and recordation taxes and fees used to estimate the Adjusted Appraised Value was eliminated and instead an amount equal to 2.5% of the Appraised Value of MHP's Hotels was subtracted from the Appraised Value for estimated liquidation costs, expenses and contingencies. The General Partner then determined the portion of the estimated Liquidation Value that would be distributable to MHP's limited partners under the terms of the partnership agreement and other contractual arrangements.

  The following table sets forth the adjustments made to the Adjusted Appraised Value to estimate the Liquidation Value of MHP as of the Initial Valuation Date:

 CALCULATION OF ESTIMATED LIQUIDATION VALUE OF MHP AS OF THE INITIAL VALUATION
                                     DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

       Appraised Value.......................................... $ 354,261(1)
       Lender reserves..........................................     1,800
       Mortgage debt............................................  (192,137)(1)
       Other debt...............................................      (722)
       Prepayment/defeasance costs..............................   (10,794)
       Deferred maintenance costs...............................      (245)
       Sales costs..............................................    (8,857)
                                                                 ---------
       Estimated Liquidation Value.............................. $ 143,306
                                                                 =========
       Estimated General Partner's share(2)..................... $  19,045
       Estimated limited partner share of the General Partner
        and a Host subsidiary................................... $  60,049
       Estimated total limited partners' share(3)............... $ 124,261
       Per Partnership Unit..................................... $ 124,261

--------
(1) Excludes 49.5% of the $122,300,000 Appraised Value of the Harbor Beach Resort and the $82,266,000 in mortgage debt encumbering the Hotel.
(2) Excludes amounts attributable to limited partner interest of the General Partner.
(3) Includes estimated total limited partner share of the General Partner and a Host subsidiary.

                                  MHP Supp-16

  ESTIMATED EXCHANGE VALUE. The following table sets forth the estimated Exchange Value of MHP (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum number of OP Units to be received (based upon the maximum price of $15.50 per OP Unit) and the estimated Note Election Amount for MHP, all on a per Partnership Unit basis, as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units in connection with the Merger will equal the number of OP Units exchanged. The estimated Note Election Amount for MHP (which will be received by MHP Limited Partners electing to receive Notes in exchange for OP Units) is equal to the Liquidation Value for MHP. The estimated values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated as of the Final Valuation Date but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the MHP Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be finally determined until such time.

                           ESTIMATED EXCHANGE VALUE,
  MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNT OF MHP PER PARTNERSHIP
                                    UNIT(1)

      ESTIMATED                                       ESTIMATED  ESTIMATED
      ADJUSTED     ESTIMATED    ESTIMATED  ESTIMATED   MINIMUM     NOTE
      APPRAISED   CONTINUATION LIQUIDATION EXCHANGE   NUMBER OF  ELECTION
        VALUE        VALUE        VALUE    VALUE(2)  OP UNITS(3) AMOUNT(4)
      ---------   ------------ ----------- --------- ----------- ---------
      $140,032      $141,074    $124,261   $141,074     9,102    $124,261

--------
(1) A Partnership Unit in MHP represents an original investment of $100,000.
(2) The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.
(4) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").

  Price of OP Units to Pay Exchange Value to MHP Limited Partners. Each MHP Limited Partner will receive in exchange for his Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of such MHP Limited Partner's Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Merger (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). Thus, if the 20-day average trading price is less than $9.50, the price per OP Unit in the Merger would be $9.50; and if such average trading price is greater than $15.50, the price per OP Unit in the Merger would be $15.50. The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The OP Units will be issued to the MHP Limited Partners promptly after the twentieth trading day following the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998).

  MHP Limited Partners at the Effective Date of the Merger who retain OP Units will receive cash distributions from MHP for all of 1998 and, if the Merger does not occur in 1998, any portion of 1999 prior to the Merger for which period they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by MHP in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Merger does not occur prior to January 1, 1999, within 90 days after the Effective Date of the Merger in respect of any 1999 operations. MHP Limited Partners at the Effective Date of the Merger who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from MHP as MHP Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of

                                  MHP Supp-17

OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Merger and prior to the issuance of Common Shares to those MHP Limited Partners who elect to exchange their OP Units for Common Shares. MHP Limited Partners at the Effective Date of the Merger who elect to receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distributions from MHP as MHP Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  No fractional OP Units will be issued. Fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.

DETERMINATION OF VALUE OF THE GENERAL PARTNER'S AND A HOST SUBSIDIARY'S INTERESTS IN MHP AND ALLOCATION OF OP UNITS TO THE GENERAL PARTNER AND A HOST SUBSIDIARY

  The value of the General Partner's interest will be determined in the same manner as the Exchange Value of the MHP Limited Partners' Partnership Interests by the same methodologies set forth above and giving effect to the applicable distribution provisions in the MHP partnership agreement. The number of OP Units that will be received by the General Partner will be equal to the value of its interest in MHP divided by the same price per OP Unit used to determine the number of OP Units to be received by the MHP Limited Partners.

  The following table sets forth the estimated value of the interest of the General Partner and a Host subsidiary in MHP based upon the estimated aggregate Exchange Value of the MHP Limited Partners' Partnership Interests as of the Initial Valuation Date and the estimated minimum number of OP Units to be received by the General Partner and a Host subsidiary in respect thereof.

ESTIMATED VALUE OF THE GENERAL PARTNER'S AND A HOST SUBSIDIARY'S INTERESTS AND
                          MINIMUM NUMBER OF OP UNITS
                   (IN THOUSANDS, EXCEPT NUMBER OF OP UNITS)

   Aggregate Estimated Exchange Value................................  $153,031
   Limited partners' share of aggregate Estimated Exchange Value.....   141,074
                                                                       --------
   Estimated value of the General Partner's interest(1)..............  $ 11,957
   Estimated value of limited partner interest of a Host subsidiary..    68,174
                                                                       --------
   Estimated total value of interests of the General Partner and a
    Host subsidiary .................................................  $ 80,131
                                                                       ========
   Estimated minimum number of OP Units(2)...........................     5,170

--------
(1) Excludes limited partner interests owned by the General Partner.
(2) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.

FAIRNESS ANALYSIS AND OPINION

 FAIRNESS ANALYSIS

  The General Partner believes that the Merger provides substantial benefits and is fair to the Limited Partners of MHP and recommends that all Limited Partners of MHP consent to the Merger and the related amendments to the partnership agreement. The General Partner bases this recommendation primarily on (i) its view that the expected benefits of the Merger for the MHP Limited Partners outweigh the risks and potential detriments of the Merger to the MHP Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers" and "Risk Factors"), (ii) its view that the value of the OP Units allocable to the MHP Limited Partners on the basis of the Exchange Value established for MHP represents fair consideration for the Partnership Interests held by the MHP Limited Partners and is fair to the MHP Limited Partners from a financial point of view and (iii) the Appraisals and Fairness Opinion of AAA. See "--Fairness Opinion."

                                  MHP Supp-18

  The Merger is not conditioned upon the consummation of any of the other Mergers. The General Partner has considered this fact in evaluating the fairness of the Merger. The General Partner believes that the fairness of the Merger will not be materially affected by the presence or absence of any other individual Partnership or by any particular combination of other Partnerships and that the Merger will be fair to the MHP Limited Partners, individually and as a whole, if it is consummated with any combination of other Participating Partnerships. The General Partner bases this belief primarily on the fact that the consideration to be paid to the MHP Limited Partners has been established based upon MHP's Exchange Value, without regard to any possible combination of other Partnerships.

  In reaching the conclusions implicit in the above recommendation, the General Partner has taken into account the following considerations, placing the greatest weight on the first two considerations:

  . The General Partner has concluded that the Exchange Value for MHP represents fair consideration for the Partnership Interests of the MHP Limited Partners in the Merger in relation to MHP because the Exchange Value is equal to the greatest of the Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which is an acceptable method for determining the fair market value of a Partnership's assets. The General Partner also has concluded that the Exchange Value established for the MHP Limited Partners fairly reflects the value of the assets held by MHP.

  . MHP Limited Partners who retain OP Units will be able to defer recognition of gain until such time as they choose to realize such gain based on their own personal circumstances.

  . The General Partner has concluded that the potential benefits of the Merger to the MHP Limited Partners, as described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," outweigh the potential risks and detriments of the Merger for the MHP Limited Partners, as described in "Risk Factors."

  . The General Partner considered the maximum and minimum deemed values of OP Units established for purposes of the Merger. The General Partner noted that the maximum deemed value of the OP Units, which has the effect of establishing a minimum number of OP Units that MHP Limited Partners will receive in the Merger, supports the fairness of the Merger. With regard to the minimum deemed value of the OP Units, which has the effect of establishing a maximum number of OP Units that MHP Limited Partners will receive in the Merger, the General Partner concluded that such a provision is customary when there is a maximum exchange price and that the levels established for the minimum and maximum deemed values of the OP Units represent a reasonable allocation of the risk of fluctuation in the trading price of Host REIT Common Shares immediately following the Merger. The minimum value was set at a level that is less than the recent average trading price of Host common stock (after deducting an amount equal to the estimated per share Initial E&P Distribution to be made in connection with the REIT Conversion) and the maximum is higher than such adjusted trading price. The Merger Agreement limits the value of the distributions that Host and Host REIT can make to their shareholders and to the Blackstone Entities (through the Operating Partnership) prior to consummation of the Merger, and provides that, if the Blackstone Acquisition is not consummated and as a result thereof the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share, then the maximum and minimum prices per OP Unit for purposes of the Mergers will be reduced by an amount equal to such excess distribution per share. Based upon these considerations and others, the General Partner concluded that the maximum and minimum deemed values of the OP Units support the fairness of the Merger to the MHP Limited Partners.

  . The General Partner considered the method of allocating the OP Units received by MHP in the Merger between the General Partner and the MHP Limited Partners. Because the OP Units are allocated in accordance with the distribution provisions in the MHP partnership agreement, the General Partner concluded that this method supports the fairness of the Merger to the MHP Limited Partners.

  . The General Partner considered the method of allocating the OP Units to be owned by Host REIT and its subsidiaries (including the General Partners) following the REIT Conversion (without taking into account any OP Units that may be acquired in connection with the Common Share Election). The number of OP

                                  MHP Supp-19

   Units to be owned by Host REIT and its subsidiaries will be equal to the number of shares of Host common stock outstanding at the time. Because the formation of the Operating Partnership is functionally equivalent to the formation of a wholly owned subsidiary and reflects the one-for-one economic equivalence between shares of Host common stock and OP Units, the General Partner concluded that this method supports the fairness of the Merger to the MHP Limited Partners.

  . The Fairness Opinion, in the view of the General Partner, supports the fairness of the Merger, even though it includes qualifications, limitations and assumptions relating to its scope and other factors that MHP Limited Partners should consider carefully and does not conclude that the Exchange Value is the best price that could be obtained. The availability of the Fairness Opinion is particularly significant in light of the absence of arm's length negotiations in establishing the terms of the Merger.

  . The General Partner believes that the economic terms of the leases of the MHP Hotels are fair and reasonable from the standpoint of the Operating Partnership.

  . Host REIT will benefit from the operations of the Operating Partnership only to the extent of the distributions received based upon its percentage interest in the Operating Partnership to the same extent as the other limited partners. The General Partner believes that this is a factor supporting the fairness of the Merger to the MHP Limited Partners.

  . The General Partner believes that the value of the consideration to be received by the MHP Limited Partners in the Merger is fair in relation to the value which would be derived by such Limited Partners under any of the alternatives described under "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers," especially since the Exchange Value of MHP is equal to its Continuation Value, which is the greatest of the Adjusted Appraised Value, the Continuation Value and the Liquidation Value and the historic prices paid for MHP Partnership Units. The consideration also is greater than the amounts paid in recent sales of Partnership Units, including the January 1997 tender offer by Host. The General Partner does not believe that the sale of any of MHP's Hotels and liquidation of MHP would obtain for MHP Limited Partners as much value as the value to be received by such MHP Limited Partners following the Merger. In addition, while the Continuation Values of certain of the Partnerships, including MHP, are higher than the Adjusted Appraised Values of such Partnerships, the General Partner believes that the Merger provides substantial benefits to MHP Limited Partners, including those benefits described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," especially with respect to liquidity and regular quarterly cash distributions. The General Partner believes that the following benefits are of the greatest value and importance to the MHP Limited Partners:

    . Liquidity. The Merger and the REIT Conversion will offer MHP Limited
      Partners liquidity with respect to their investments in MHP because MHP Limited Partners can elect to receive freely tradeable Host REIT Common Shares in connection with the Merger. In addition, MHP Limited Partners who elect to retain OP Units, at any time commencing one year following the Effective Date, will be able to exercise their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price per Host REIT Common Share of $12.50). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

    . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. The General Partner expects that while these distributions will be lower than the estimated cash distributions from operations during 1998 by MHP, the ability to receive distributions quarterly and in regular amounts would be enhanced.

    . Risk Diversification. Upon consummation of the REIT Conversion, each MHP Limited Partner's investment will be converted from an investment in MHP, which owns two hotels, into an

                                  MHP Supp-20
      investment in an enterprise that is expected initially to own or control approximately 125 Hotels and will have a total market capitalization of approximately $3.4 billion, thereby reducing the dependence upon the performance of, and the exposure to the risks associated with, the Hotels currently owned by MHP and spreading such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

    . Substantial Tax Deferral. The General Partner expects that MHP Limited
      Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of MHP or a sale or other disposition of its assets in a taxable transaction (although MHP Limited Partners may recognize a relatively modest amount of ordinary income as the result of the required sale of personal property by MHP to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualification as a
      REIT). The General Partner considered the possibility that the REIT Conversion might not occur in time for Host REIT to elect REIT status effective January 1, 1999, in which event Host REIT's election to be taxed as a REIT could be delayed until January 1, 2000 (and the Blackstone Acquisition might not be consummated). The General Partner believes that the overall benefits of the Merger and the REIT Conversion for the MHP Limited Partners justify proceeding with the Merger as promptly as practicable, even if Host REIT's election to be taxed as a REIT might not be effective until January 1, 2000. The General Partner took into account the complexity of the REIT Conversion, the number of transactions that must occur to complete the REIT Conversion and the benefits to the MHP Limited Partners of positioning Host REIT to qualify as a REIT as soon as practicable. The General Partner also recognized that a delay in the election of REIT status until January 1, 2000 would not reduce the anticipated Operating Partnership cash distributions per OP Unit (but the Host REIT cash distributions per Common Share would be reduced by the amount of corporate income taxes that Host REIT would have to pay for
      1999).

  The General Partner believes that the factors described above, which support the fairness of the Merger to the MHP Limited Partners, when weighed against the factors that may be disadvantageous, taken as a whole, indicate that the Merger is fair to the MHP Limited Partners.

FAIRNESS OPINION

  AAA, an independent financial advisory firm with substantial real estate and partnership transaction experience, was engaged by the General Partner and the other General Partners to perform the Appraisals and to render the Fairness Opinion that (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of MHP and each other Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the MHP Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the MHP Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the MHP Limited Partners and the Limited Partners of each other Partnership. The Fairness Opinion is addressed to each Partnership and it may be relied upon by each of the MHP Limited Partners and the Limited Partners of each of the other Partnerships. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis by AAA, is set forth in Appendix B to the Consent Solicitation and should be read in its entirety. The material assumptions and qualifications to the Fairness Opinion are summarized below, although this summary does not purport to be a complete description of the various inquiries and analyses undertaken by AAA in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. For a more complete description of the assumptions and qualifications that limit the scope of the Fairness Opinion, see "--Qualifications to Fairness Opinion" and "--Assumptions" below.

                                  MHP Supp-21

  The Fairness Opinion is not limited to any particular combination of Partnerships participating in the Mergers because there is no combination of Partnerships required in order to complete the Mergers. No Merger is conditioned upon the consummation of any other Merger. The Fairness Opinion addresses the fairness of the Exchange Value for each Partnership to the Limited Partners of each Partnership, which Exchange Value has been established for each Partnership without regard to any possible combination of Partnerships. In light of the foregoing, the Fairness Opinion will not be revised to reflect the actual Partnerships which participate in the Mergers.

  Although the General Partner advised AAA that certain assumptions were appropriate in its view, the General Partner imposed no conditions or limitations on the scope of the investigation by AAA or the methods and procedures to be followed by AAA in rendering the Fairness Opinion. The fees and expenses of AAA will be treated as a Merger Expense and will be paid by the Operating Partnership. In addition, the General Partner has agreed to indemnify AAA against certain liabilities. See "--Compensation and Material Relationships."

  Qualifications to Fairness Opinion. In the Fairness Opinion, AAA specifically states that it did not: (i) specifically consider other methodologies for allocation of the OP Units, (ii) address or conclude that other methodologies for allocation of the OP Units to MHP and the other Partnerships might not have been more favorable to the Limited Partners in certain of the Partnerships, (iii) negotiate with the General Partner, the General Partners of the other Partnerships or Host, (iv) participate in establishing the terms of the Merger and the other Mergers, (v) provide an opinion as to the terms and conditions of the Merger and the other Mergers other than those explicitly stated in the Fairness Opinion, (vi) make any independent review of the capital expenditure estimates set forth in the Engineering Study or (vii) make any estimates of MHP's and each other Partnership's contingent liabilities.

  In connection with preparing the Fairness Opinion, AAA was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. AAA will not deliver any additional written opinion of the analysis, other than to update the written opinion if requested by the Operating Partnership.

  Experience of AAA. AAA is the world's largest independent valuation consulting firm and is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyout plans, private placements, limited partnerships, estate and corporate matters, other financial advisory matters and other valuation purposes.

  AAA was selected because of its experience in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, including transactions involving hotel partnerships, and the price for its services. The General Partner did not solicit proposals from any other appraisal or investment banking firms for the Appraisals or the Fairness Opinion. Host and its affiliates have previously engaged AAA to provide appraisals and fairness opinions in connection with other transactions.

  Summary of Materials Considered and Investigation Undertaken. As a basis for rendering the Fairness Opinion, AAA has made such reviews, studies and analyses as it deemed necessary and pertinent in order to provide it with a reasonable basis for the Fairness Opinion, including, but not limited to, the following: (i) reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the Form S-4 for the Mergers; (ii) provided the Market Value of each Hotel owned by each Partnership in a separate short form appraisal report and each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; as part of the Appraisals, AAA reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as it deemed necessary as a basis for the Fairness Opinion and the Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel; (iii) reviewed the methodologies used by each of the General Partners in their determination of the Exchange

                                  MHP Supp-22

Value of each Partnership, including the nature and amount of all adjustments to the Appraised Values in determining such Exchange Values; AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA; (iv) reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the partners of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners; (v) reviewed the General Partners' determination of the Liquidation Value of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA; (vi) provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period; AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the Partnerships' expected operations and results; (vii) reviewed the terms of the ground leases of the Hotels and the partnership agreement of each Partnership; (viii) reviewed audited and unaudited historical income statements, balance sheets and statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT; (ix) reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets; (x) conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities and equity; (xi) reviewed internal Marriott International, Host and Partnership financial analyses and other internally generated data for each Hotel and
(xii) discussed all of the foregoing information, where appropriate, with management of Marriott International, Host and the Partnerships and their respective employees.

  Assumptions. In rendering its opinion, AAA relied, without independent verification, on the accuracy and completeness in all material respects of certain relevant publicly available information and information provided to AAA by Host and the Hotels. AAA assumed that all information furnished by Host, the Hotels and the Partnerships and their representatives, upon which AAA relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view. AAA also noted that the Fairness Opinion was based upon financial, economic, market and other considerations as they existed and could be evaluated as of March 1, 1998. AAA did not conduct any subsequent due diligence or valuation procedures, except that AAA reviewed year-to-date net house-profit results through September 11, 1998 as reflected on Host's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, AAA concluded that nothing came to AAA's attention that would cause it to be unable to render the Fairness Opinion as of such date.

  Conclusions. AAA concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of October 8, 1998, the date of the Fairness Opinion: (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of each of the Hotels) are fair and reasonable, from a financial point of view, to the MHP Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the price of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the MHP Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the MHP Limited Partners and the Limited Partners of each other Partnership. In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the

                                  MHP Supp-23

Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  Summary of Methodology. AAA evaluated each Partnership's Hotel(s) based upon the income capitalization approach and broadly applied the sales comparison approach. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. Since the Hotels are viable, existing, ongoing enterprises with an established market presence, work force and management team, the cost approach was not considered by AAA in the Appraisals. The income capitalization approach estimates a Hotel's capacity to produce income through an analysis of the market, operating expenses and net income. Net income may then be processed into a value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. The sales comparison approach looks at similar properties which have recently sold or are currently offered for sale in the market and are analyzed and compared with the Hotel being valued. For further description of the methodology employed by AAA in the Appraisals, see "Determination of Exchange Values and Allocation of OP Units."

  Compensation and Material Relationships. AAA has been paid a fee of $335,000 for its services as described herein, including the Appraisals and preparing to deliver the Fairness Opinion. In addition, AAA will be reimbursed for all reasonable out-of-pocket expenses, including legal fees and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee was negotiated between Host, the General Partners and AAA. Payment of the fee to AAA is not dependent upon completion of the Mergers. AAA has been previously engaged by Host and its affiliates to provide appraisals, fairness opinions and solvency opinions in connection with other transactions.

CASH DISTRIBUTIONS

  Historical Cash Distributions Paid by MHP. The following table sets forth the distributions paid to MHP Limited Partners (per Partnership Unit) during the periods indicated. The information below should be read in conjunction with the information in this Supplement under the caption "Selected Financial Data."

                   HISTORICAL CASH DISTRIBUTIONS PAID BY MHP
                           (PER PARTNERSHIP UNIT)(1)

                                                        FISCAL YEAR
                           FIRST TWO QUARTERS --------------------------------
                                  1998         1997   1996   1995  1994  1993
                           ------------------ ------ ------ ------ ----- -----
From net income(2)........       $1,500       $7,700 $4,970 $2,084 $ --  $ --
Representing return of
 capital(3)...............          --           --     --     --    --    --
                                 ------       ------ ------ ------ ----- -----
  Total...................       $1,500       $7,700 $4,970 $2,084 $ --  $ --
                                 ======       ====== ====== ====== ===== =====

--------
(1)  A Partnership Unit represents a $100,000 original investment in MHP.
(2) In addition, the Partnership distributed $8,000 per partnership unit in August 1998 and is expected to distribute $6,500 per Partnership Unit in November 1998. Further, the Partnership received in December 1997 and has retained excess loan proceeds (in the amount of approximately $8.8 million) from the refinancing of its first mortgage indebtedness. The Partnership may make a distribution in 1999 of some or all of the excess cash proceeds from the refinancing of the first mortgage indebtedness to the extent these funds are not anticipated to be needed to complete the construction of the addition to the Orlando World Center Hotel.
(3) Computed as all distributions in excess of distributions from operating cash flow.

  Compensation and Distributions to the General Partner and Marriott International. Under MHP's partnership agreement, the General Partner does not receive any fees or compensation in connection with managing the affairs of MHP but the General Partner and its affiliates are reimbursed for certain costs and expenses incurred on behalf of MHP. In addition, the General Partner is entitled to distributions related to its interests in MHP.

                                  MHP Supp-24

  Following the REIT Conversion, Host REIT will be entitled to receive cash distributions with respect to the OP Units that it owns and the Operating Partnership will pay (or reimburse Host REIT for) all expenses that Host REIT incurs, including taxes (subject to certain limited exceptions). Marriott International and its affiliates receive management fees and other reimbursements from MHP under the Management Agreement.

  The following table sets forth the compensation, reimbursements and distributions paid by MHP to the General Partner and its affiliates and payments made to Marriott International and its affiliates for the last three fiscal years and the First Two Quarters 1998 ("Historical") and the estimated reimbursements and distributions that would have been paid by MHP to the General Partner and its affiliates and payments made to Marriott International and its affiliates during the last three fiscal years and for the First Two Quarters 1998 if the REIT Conversion had been in effect, assuming the Full Participation Scenario ("Pro Forma"). The Pro Forma estimates assume a distribution per OP Unit of $0.84 per year during 1997 and the First Two Quarters 1998 (based upon the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) and no distributions during 1996 and 1995 (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions).

HISTORICAL AND PRO FORMA COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNER AND ITS AFFILIATES AND PAYMENTS MADE TO MARRIOTT INTERNATIONAL
                              AND ITS AFFILIATES
                                (IN THOUSANDS)

                                                                  FISCAL YEAR
                         FIRST TWO QUARTERS --------------------------------------------------------
                                1998               1997               1996               1995
                         ------------------ ------------------ ------------------ ------------------
                                      PRO                PRO                PRO                PRO
                         HISTORICAL  FORMA  HISTORICAL  FORMA  HISTORICAL  FORMA  HISTORICAL  FORMA
                         ---------- ------- ---------- ------- ---------- ------- ---------- -------
Reimbursements(1).......  $   271   $   --   $   204   $   --   $   126   $   --   $   129   $   --
Distributions(2)(3).....      740     2,172    3,797     4,343      102         0       43         0
Payments Made to
 Marriott International
 and its Affiliates.....    9,843     9,843   19,146    19,146   16,832    16,832   16,483    16,483
                          -------   -------  -------   -------  -------   -------  -------   -------
    Total ..............  $10,854   $12,015  $23,147   $23,489  $17,060   $16,832  $16,655   $16,483
                          =======   =======  =======   =======  =======   =======  =======   =======

--------
(1) All expenses will be paid directly by the Operating Partnership, accordingly, there are no expected reimbursements on a pro forma basis.
(2) The amount of distributions payable to the General Partner and its affiliates on a pro forma basis in 1997 and the First Two Quarters 1998 assumes payment of distributions at a rate of $0.84 per annum per OP Unit (which represents the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31,
    1999) with respect to the estimated minimum number of OP Units that the General Partner and its affiliates will receive with respect to their general and limited partner interests in the Partnership, assuming all Partnerships participate in the Mergers and the maximum price of $15.50 per OP Unit. Such number does not reflect the aggregate number of OP Units Host REIT will receive in connection with the REIT Conversion. The amount of distributions payable to the General Partner and its affiliates on a pro forma basis in 1996 and 1995 are assumed to be zero (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions). The pro forma distributions payable to the General Partner and its affiliates are not necessarily indicative of the amounts that would have been distributed per OP Unit in such periods if the REIT Conversion and the Mergers had been consummated as of the beginning of each period shown.
(3) In 1997, MHP Acquisition Corporation, which is a wholly owned subsidiary of Host, purchased a controlling interest in MHP. Distributions to the General Partner were $15,000, $78,000, $50,000 and $21,000 for the First Two Quarters 1998 and the fiscal years ended December 31, 1997, 1996 and 1995, respectively, and distributions to the Partnership Units owned by the General Partner and affiliates of the General Partner were $725,000 and $3,719,000 for the First Two Quarters 1998 and the fiscal year ended December 31, 1997.


                                  MHP Supp-25

CERTAIN INFORMATION REGARDING THE HOTELS OWNED BY MHP

    NAME OF HOTEL               LOCATION OF HOTEL  NUMBER OF ROOMS DATE OPENED
    -------------              ------------------- --------------- -----------
Marriott's Orlando World
 Center....................... Orlando, FL              1,503         1986
Marriott's Harbor Beach
 Resort(1).................... Fort Lauderdale, FL        624         1984
                                                        -----
  Total.......................                          2,127
                                                        =====

--------
(1)  MHP owns a 50.5% interest in Marriott's Harbor Beach Resort.

  The table below sets forth certain performance information for MHP's Hotels for the indicated periods.

                                FIRST TWO QUARTERS          FISCAL YEAR
                                --------------------  -------------------------
                                  1998       1997      1997     1996     1995
                                ---------  ---------  -------  -------  -------
Average daily rate............. $  176.75  $  167.75  $155.44  $145.33  $139.40
Occupancy......................      85.0%      87.1%    80.3%    78.7%    79.0%
REVPAR......................... $  150.24  $  146.11  $124.82  $114.37  $110.13
% REVPAR change................       2.8%       --       9.1%     3.9%     --

 Marriott's Orlando World Center, Orlando, Florida

  The Orlando Hotel is a full-service Marriott hotel located on approximately 190 acres of fee-owned land two miles from Walt Disney World Resort and is known as Marriott's Orlando World Center. It is located approximately 15 miles from the Orlando International Airport.

  The Orlando Hotel opened on March 24, 1986. The Orlando Hotel contains 1,503 guest rooms, including 85 suites, in a 27-story building. Designed as part of the Marriott International network of convention hotels, it has extensive meeting and convention facilities totaling 200,000 square feet, all on one level of the hotel, including (i) a 38,675 square foot grand ballroom, (ii) additional ballroom space of 40,740 square feet which can be subdivided into meeting rooms and exhibit space, (iii) a 50,960 square foot ballroom and exhibition hall which was completed in 1990 and (iv) 14 meeting rooms. Hotel facilities also include nine restaurants and lounges, an 18-hole championship golf course, eight lighted tennis courts, four pools, a health club, golf and tennis pro shops, specialty and gift shops, a game room and parking for 2,100 cars. MHP purchased the Orlando Hotel in 1984 for approximately $211 million. In March 1998, MHP announced its plan to construct a 500-room tower with a new parking garage at the Orlando Hotel.

  Competition. The primary competition for the Orlando Hotel comes from the following five first-class convention and resort lodging-oriented hotels: (i) the Sheraton Dolphin Hotel with 1,510 guest rooms and 202,000 square feet of meeting space, (ii) the Westin Swan with 758 guest rooms and 52,000 square feet of meeting space, (iii) the Peabody Hotel with 891 guest rooms and 54,000 square feet of meeting space, (iv) the Hyatt Regency Grand Cypress Hotel, with 750 guest rooms and 65,000 square feet of meeting space and (v) the Coronado Springs Resort, which opened in July 1997, with 1,967 rooms and 99,000 square feet of meeting space. In addition, other hotels, including hotels owned by Disney, also compete with the Orlando Hotel. None of these hotels are operated as part of the Marriott International full-service hotel system. As a major convention hotel, the Orlando Hotel also competes with similar facilities throughout the country.

  Several new hotel projects are expected to enter the market in the near future, including hotels by Disney and Loews Corporation. Loews Corporation has plans to construct two first-class hotels on Universal Studios Florida property of approximately 800 and 1,300 rooms to be opened by the year 2000. As a result of the continued expansion of Walt Disney World, the All Star Resort with 3,840 rooms is going to increase to 5,760 rooms. Additionally, the Animal Kingdom attraction at Walt Disney World is planning to open a hotel by January 1999.

                                  MHP Supp-26

 Marriott's Harbor Beach Resort, Fort Lauderdale, Florida

  The Harbor Beach Hotel is a full-service Marriott hotel located on a 16.5 acre tract of leased beach-front property located in Fort Lauderdale, Florida and is known as Marriott's Harbor Beach Resort. The Hotel is located approximately five miles from the Fort Lauderdale/Hollywood International Airport.

  The Harbor Beach Hotel opened in October 1984 with 624 guest rooms, including 35 suites, in a 15-story building. The Harbor Beach Hotel has approximately 30,000 square feet of meeting and banquet space, including (i) a 14,900 square foot grand ballroom, (ii) an 8,000 square foot junior ballroom,
(iii) seven meeting rooms and (iv) two boardrooms. Hotel facilities also include five restaurants, three lounges, a 1,100 foot private ocean beach with 50 private cabanas, an outdoor pool, five tennis courts, a health club, gift shop, tennis pro shop and parking for 900 cars. The Harbor Beach Partnership, of which MHP owns 50.5%, purchased the Harbor Beach Hotel in 1982 for approximately $87 million.

  Competition. The primary competition for the Harbor Beach Hotel comes from the following five first-class hotels: (i) the Hyatt Pier 66 with 388 guest rooms and 22,000 square feet of meeting space, (ii) the Boca Raton Hotel and Club with 963 guest rooms and 70,000 square feet of meeting space, (iii) the Marriott Marco Island Resort and Golf Club with 735 guest rooms and 48,000 square feet of meeting space, (iv) the Sheraton Bal Harbour with 644 guest rooms and 73,000 square feet of meeting space and (v) the Breakers with 572 guest rooms and 36,000 square feet of meeting space. The Marriott Marco Island Resort and Golf Club is managed by Marriott International, and other than limited joint marketing efforts, the Harbor Beach Hotel and the Marriott Marco Island Resort are direct competitors. Host acquired another competing area hotel, the Fort Lauderdale Marina Hotel, in January 1994. In addition, other hotels in the Fort Lauderdale area also compete with the Harbor Beach Hotel; however, these differ from the Harbor Beach Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. None of these other hotels are operated as part of the Marriott International full-service hotel system. As a major resort facility, the Harbor Beach Hotel also competes with similar facilities throughout the country. The Loews Miami Beach hotel with 800 rooms and 85,000 square feet of meeting space is scheduled to open in October 1998.

  Ground Lease. The Harbor Beach Hotel is located on a site that is leased from an unrelated third party for an initial term expiring November 30, 2080. The Harbor Beach Partnership has the option to extend the term for an additional 25 years. The lease provides for annual rental of $1,560,000 for lease years 1995 through 1999. Thereafter, annual rentals for each succeeding five-year period increase by an amount equal to 10% of the previous annual rental. Under the lease, the Harbor Beach Partnership pays all costs, expenses, taxes and assessments relating to the Harbor Beach Hotel and the underlying land, including real estate taxes. In the event the ground lessor decides to sell the leased premises, the Harbor Beach Partnership has a right of first refusal to purchase the leased premises. Upon expiration or termination of the lease, title to the Harbor Beach Hotel and all improvements revert to the ground lessor.

AMENDMENTS TO MHP'S PARTNERSHIP AGREEMENT

  In order to consummate the Merger as currently proposed, there are a number of amendments required to be made to MHP's partnership agreement. MHP Limited Partners must vote separately on the Merger and the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon MHP's participation in the Merger. The required amendments generally include: (i) permitting MHP to enter into the Leases with the Lessees; (ii) reducing to one the number of appraisals of the fair market value of MHP's Hotels that MHP must obtain before the General Partner can cause MHP to sell its assets to the General Partner or an affiliate; and (iii) other amendments required to allow the transactions constituting the Merger or otherwise necessary or desirable to consummate the Merger or the REIT Conversion. The form of amendment to the MHP partnership agreement is attached as an exhibit to the Registration Statement of which this Supplement is a part.

                                  MHP Supp-27

VOTING PROCEDURES

  MHP LIMITED PARTNERS ARE BEING ASKED TO VOTE SEPARATELY ON THE MERGER AND THE PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT, BUT MHP WILL NOT PARTICIPATE IN THE MERGER UNLESS BOTH PROPOSALS ARE APPROVED. The consent of MHP Limited Partners holding a majority of the outstanding limited partner interests is required for participation in the Merger and to approve the related amendments to the partnership agreement. The General Partner and its affiliate collectively own 48.33% of the outstanding limited partner interests. The General Partner and its affiliate are required to vote their limited partner interests in MHP in the same manner as the majority of the other limited partner interests vote so long as consents of a majority of limited partner interests held by Limited Partners are returned and not withdrawn prior to the end of the Solicitation Period.

  An MHP Limited Partner may mark the Consent Form to vote "FOR," "AGAINST" or "ABSTAIN" with respect to participation in the Merger by MHP and "FOR," "AGAINST" or "ABSTAIN" with respect to the amendments to the partnership agreement. THE FAILURE OF A LIMITED PARTNER OF MHP TO VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS IF SUCH MHP LIMITED PARTNER HAD VOTED HIS PARTNERSHIP INTERESTS "AGAINST" THE MERGER AND "AGAINST" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. The voting procedures applicable to MHP Limited Partners are set forth in the Consent Solicitation under the heading "Voting Procedures--Required Limited Partner Vote and Other Conditions."

  The Solicitation Period will commence on the date the Consent Solicitation and the other Solicitation Materials are first distributed to the Limited Partners and will continue until the later of (i) December 12, 1998 or (ii) such later date as the General Partner and the Operating Partnership may elect, in their discretion. Any Consent Form RECEIVED by the Tabulation Agent (in original or by facsimile) prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective, provided that such Consent Form has been properly signed. FOR MHP, A CONSENT FORM THAT IS PROPERLY SIGNED BUT NOT MARKED WILL BE VOTED "FOR" THE MERGER AND "FOR" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. An MHP Limited Partner who has submitted a Consent Form may withdraw or revoke the Consent Form at any time prior to the expiration of the Solicitation Period.

  As of June 19, 1998, MHP Acquisition Corporation holds 47.3% of the total number of MHP Partnership Units. No other person owned of record, or to the Partnership's knowledge owned beneficially, more than 5% of the total number of MHP Partnership Units.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of OP Units in the Merger, each MHP Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if any entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such MHP Limited Partner in connection with the Merger. If such certification or withholding certificate is not provided, the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such MHP Limited Partner in connection with the Merger, including both the value of the OP Units received and such MHP Limited Partner's share of the liabilities of MHP. See "Federal Income Tax Consequences--Tax Consequences of the Mergers-- Withholding."

OP UNIT EXCHANGE ELECTION PROCEDURES

 Description of the Common Share Election

  MHP Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating

                                  MHP Supp-28

Partnership at any time during the period beginning on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (expected to be January 22, 1999 if the Effective Date of the Merger is December 30, 1998) (the "Election Period") (which election may be revoked, and if revoked, made again, at any time prior to the end of the Election Period). At their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if an MHP Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. An MHP Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each MHP Limited Partner who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to Host REIT for an equal number of Common Shares. The Common Shares will be issued to the MHP Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock--Common Shares."

 Description of the Note Election

  MHP Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and if revoked, made again, at any time prior to the end of the Election Period). Even if an MHP Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. An MHP Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each MHP Limited Partner who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) to the Operating Partnership all of the OP Units he receives in the Merger for the Note. The Note will be issued to the MHP Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of an MHP Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the currently expected closing of the Merger), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Merger, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of any Hotels formerly owned by MHP and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

 Election Procedures

  MHP Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. An MHP Limited Partner must make such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), unless extended. An MHP Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election. The OP Unit Exchange Election Form must be submitted so that it is received by MHP (c/o the Operating Partnership) at any time prior to the end of

                                  MHP Supp-29
the Election Period. This election can be revoked, or an alternative election can be made, by submitting to MHP, in writing, such revocation or alternative election so that it is received by MHP at any time prior to the end of the Election Period.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of Common Shares or a Note in exchange for OP Units if an MHP Limited Partner exercises the Common Share Election or the Note Election, respectively, each MHP Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to Host REIT and the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such MHP Limited Partner in connection with the Common Share Election or the Note Election. If such certification or withholding certificate is not provided, Host REIT or the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such MHP Limited Partner in connection with the Common Share Election or the Note Election, including both the value of the securities received and such MHP Limited Partner's share of the liabilities of the Operating Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

FEDERAL INCOME TAX CONSEQUENCES

  In addition to the federal income tax consequences discussed in the sections of the Consent Solicitation entitled "Federal Income Tax Consequences" and "Risk Factors--Federal Income Tax Risks," MHP Limited Partners should read carefully the following discussion of federal income tax consequences applicable specifically to the MHP Limited Partners. The information included in this discussion is based upon various factual assumptions and information which are believed by the Operating Partnership and the General Partner to be reliable. However, some of these assumptions inevitably will not materialize, and unanticipated events and circumstances will occur. Therefore, there likely will be differences between the information provided herein, including the numerical data and estimates, and actual results, and the variations may be material and adverse.

 Applicability of Tax Opinions

  Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to Host REIT, Host and the Operating Partnership, has provided to Host REIT and the Operating Partnership an opinion letter (attached as Appendix C to the Consent Solicitation) as to certain federal income tax consequences to the Operating Partnership and the MHP Limited Partners resulting from the Mergers and the REIT Conversion. The opinion letter is based upon certain assumptions and certain representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities and properties) of the Partnerships and Hotels contributed to the Operating Partnership by Host and the Blackstone Entities prior to the Mergers and the REIT Conversion and of Host REIT, the Operating Partnership and the Partnerships following the Mergers and the REIT Conversion. In addition, prior to the Effective Date, Hogan & Hartson expects to provide to Host REIT and the Operating Partnership an opinion letter (substantially in the form of Appendix D to the Consent Solicitation) as to the qualification and taxation of Host REIT as a REIT under the Code beginning with its first full taxable year commencing following the REIT Conversion. The receipt of this opinion is a condition to the REIT Conversion and each of the Mergers. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  Each opinion provided by Hogan & Hartson in the opinion letter that is attached as Appendix C to the Consent Solicitation is applicable to the MHP Limited Partners.

                                  MHP Supp-30

  The opinions already rendered by Hogan & Hartson are based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions, and the opinions to be rendered by Hogan & Hartson prior to the Effective Date will be based on the same authorities as of the date such opinions are rendered. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the one exception described below (see "--Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain") and in the Consent Solicitation under "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities," neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Mergers or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion.

 Tax Consequences of the Merger

  Overview. Hogan & Hartson has provided an opinion to the effect that, except for any gain attributable to the sale of personal property by MHP to a Non-Controlled Subsidiary in connection with the REIT Conversion, the Merger will not result in the recognition of taxable gain or loss at the time of the Merger to an MHP Limited Partner (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger;
(ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Merger; (iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of any repayment of the Orlando Mortgage or the Harbor Beach Mortgage or the transfer of MHP's interest in the Harbor Beach Resort to a Non-Controlled Subsidiary in connection with the REIT Conversion) in connection with the Merger or the REIT Conversion in excess of his aggregate adjusted basis in his MHP Partnership Units at the time of the Merger; (iv) who is not required to recognize gain by reason of the exercise by another MHP Limited Partner of his right to make the Common Share Election or the Note Election; and (v) who does not have his "at risk" amount fall below zero as a result of the Merger or the REIT Conversion. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  With respect to the foregoing exceptions to nonrecognition treatment, the Operating Partnership and the General Partner believe as follows: (i) an MHP Limited Partner who acquired his MHP Partnership Units in the original offering of such Partnership Units and who has held such Partnership Units at all times since would not be considered to receive, as a result of the Merger, a distribution (or a deemed cash distribution resulting from relief from liabilities) that exceeds his aggregate adjusted basis in his MHP Partnership Units at the time of the Merger (but see "Potential Taxable Gain Resulting from the Inability to Obtain Third-Party Consents" below), and would not have his "at risk" amount fall below zero as a result of the Merger, and (ii) a portion of the personal property associated with both of the Hotels owned by MHP will need to be sold to a Non-Controlled Subsidiary in connection with the REIT Conversion, which may result in the recognition of a relatively modest amount of income by the MHP Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Overview" in the Consent Solicitation and "Tax Allocations upon the Sale of Certain Personal Property Associated with the MHP Hotels" below.

  With respect to the effects of an MHP Limited Partner's election to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger, Hogan & Hartson is of the opinion that it is more likely than not that an MHP Limited Partner who does not make the Common Share Election or Note Election will not be required to recognize gain by reason of another MHP Limited Partner's exercise of either of such rights. With respect to the exercise of a Unit Redemption Right, Hogan & Hartson is of the opinion that it is

                                  MHP Supp-31
more likely than not that an MHP Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Merger but less than two years after such date will not cause the Merger itself to be a taxable transaction for the MHP Limited Partner (or the other MHP Limited Partners). See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation. Opinions of counsel, however, do not bind the IRS or the courts, and no assurances can be provided that such opinions will not be challenged by the IRS or will be sustained by a court if so challenged.

  The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, MHP Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections).

  Deemed Cash Distribution and Resulting Taxable Gain. With respect to his MHP Partnership Units, an MHP Limited Partner will receive no actual cash distribution in connection with the Merger but would be deemed to receive a cash distribution in connection with the Merger to the extent that his share of Operating Partnership liabilities immediately after the Merger and the REIT Conversion is less than his share of MHP liabilities immediately prior to the Merger. For example, any repayment of the Orlando Mortgage or the Harbor Beach Mortgage or debt encumbering other Hotels may result in a deemed cash distribution to the MHP Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. Even though the Orlando Mortgage, the Harbor Beach Mortgage and the debt encumbering other Hotels is not expected to be repaid or refinanced in connection with the Merger and the REIT Conversion (except as described in the Consent Solicitation), an MHP Limited Partner's share of indebtedness following the Merger and the REIT Conversion may nonetheless decrease in comparison to the Limited Partner's estimated aggregate share of MHP indebtedness as of December 31, 1998 (calculated based on the assumption that the Merger did not occur) by reason of the manner in which the debt allocation rules work when multiple assets with different levels of leverage are consolidated into a single partnership.

  An MHP Limited Partner, however, would recognize taxable gain as a result of any deemed cash distribution only to the extent that the deemed cash distribution were to exceed his adjusted tax basis in his MHP Partnership Units immediately prior to the Merger. As noted above, the Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that an MHP Limited Partner who acquired his MHP Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since the offering will have an adjusted tax basis in excess of the deemed cash distribution that might occur in connection with the Merger and the REIT Conversion. Therefore, such an MHP Limited Partner should not recognize gain due to any deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The adjusted tax basis of an MHP Limited Partner who did not acquire his MHP Partnership Units in the original offering of such Partnership Units or who has not held his MHP Partnership Units at all times since such offering could vary materially from that of an MHP Limited Partner who did so. If an MHP Limited Partner has an adjusted tax basis in his MHP Partnership Units (per MHP Partnership Unit) that is substantially less than the adjusted tax basis of an MHP Limited Partner who acquired his MHP Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since, he could recognize gain due to any deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The Operating Partnership has no current plan or intention to cause the prepayment of the Orlando Mortgage or the Harbor Beach Mortgage or, except as described in the Consent Solicitation, any of the nonrecourse liabilities encumbering the Hotels owned by the other Partnerships (other than with the proceeds of indebtedness

                                  MHP Supp-32
that would be considered nonrecourse liabilities allocable to the Hotel being refinanced). The Operating Partnership, however, will have to repay mortgage indebtedness securing the Hotels owned by the Partnerships at the time such indebtedness matures. There can be no assurance that at such time the Operating Partnership will be able to secure nonrecourse mortgage indebtedness secured only by those Hotels in an amount sufficient to avoid a deemed cash distribution to the former Limited Partners in certain of those Partnerships, including MHP (although such a deemed distribution of cash may or may not result in the recognition of taxable income or gain by the former MHP Limited Partners). Moreover, the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. In view of these considerations and the potential adverse consequences to Limited Partners in certain Partnerships, including the MHP Limited Partners, the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT (i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752,
(ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels (including the Orlando Mortgage and the Harbor Beach Mortgage), would be considered to be "secured" by those Hotels for purposes of allocating the liabilities for tax basis purposes (and thus would be allocable, at least in substantial part, to the former Limited Partners in the Partnerships owning those Hotels, including the MHP Limited Partners), and (iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code Section 465. The IRS has recently issued a ruling to that effect to another taxpayer, and has indicated to the Operating Partnership's representatives that it is favorably inclined to issue that ruling to the Operating Partnership.

  Each MHP Limited Partner will gradually begin to recognize income over the term of his ownership of OP Units (beginning, perhaps, in his first year of ownership of OP Units) attributable to deemed cash distributions resulting from the relief from liabilities, as the aggregate principal amount of nonrecourse indebtedness encumbering (or deemed to encumber) the Hotels amortizes in accordance with its terms. The Operating Partnership will make regular quarterly cash distributions to the MHP Limited Partners that may or may not be sufficient to allow the MHP Limited Partners to pay the federal and state income tax owed on the income allocated to such Limited Partners by reason of the amortization of the debt secured by the MHP Hotels.

  Potential Taxable Gain Resulting from the Inability to Obtain Third-Party Consents. In the event that the MHP Limited Partners choose to participate in the Merger but Host, the Operating Partnership or Host REIT is unable to obtain the required consents to the Merger and the REIT Conversion from certain third parties in connection with MHP's 50.5% interest in the Harbor Beach Resort (including each of Marriott International, the outside partner owning the 49.5% interest in the Harbor Beach Resort, the lender of the Harbor Beach Mortgage, and the ground lessor), the General Partner and the Operating Partnership may determine that, in order to facilitate the REIT Conversion, it will be necessary for the Operating Partnership to cause MHP to transfer its interest in the Harbor Beach Resort to a Non-Controlled Subsidiary immediately after the Merger. If such a transfer occurs, an MHP Limited Partner could recognize taxable gain as a consequence of either (i) the characterization under applicable tax rules of the transfer as a taxable sale of MHP's interest in the Harbor Beach Resort to the extent that MHP's share of the Harbor Beach Mortgage and other liabilities exceeds its adjusted tax basis in the Harbor Beach Resort, and/or (ii) a deemed cash distribution to the Limited Partner that exceeds such Limited Partner's adjusted tax basis in his MHP Partnership Units (where such deemed cash distribution is attributable to the reduction in the Limited Partner's share of MHP's liabilities resulting from the transfer of the Harbor Beach Mortgage to the Non-Controlled Subsidiary). See "Deemed Cash Distribution and Resulting Taxable Gain" above. The amount of taxable gain recognized by an MHP Limited Partner under either of these alternatives should not exceed the excess of such Limited Partner's share of the Harbor Beach Mortgage and other liabilities over the Limited Partner's share of MHP's adjusted tax basis in the Harbor Beach interest immediately prior to the transfer. The General Partner and the Operating Partnership estimate that, if the transfer of the interest in the Harbor Beach Resort to a Non-Controlled Subsidiary were to occur, the maximum amount of taxable gain that could be recognized by an MHP Limited Partner who acquired his MHP Partnership Units

                                  MHP Supp-33
in the original offering of such Partnership Units and has held such Partnership Units at all times since the offering (an "Original Limited Partner") would not exceed $38,000 per MHP Partnership Unit. The General Partner and the Operating Partnership believe, if it is determined that the transfer of MHP's interest in Harbor Beach is required in order to consummate the REIT Conversion, that an Original Limited Partner will be allocated a sufficient amount of Operating Partnership liabilities following the Merger and the REIT Conversion so as to prevent the recognition of taxable gain by the MHP Limited Partner resulting from a deemed distribution to such Limited Partner (although substantial uncertainties exist regarding the size and leverage of the Operating Partnership at the time of the Merger, which could affect the determination of whether, in fact, MHP Original Limited Partners would be allocated sufficient Operating Partnership liabilities). Moreover, the Operating Partnership will commit to attempt to structure any such transfer in a manner that would avoid the recognition of taxable gain by the MHP Limited Partners as a result of the characterization of the transfer as a partial taxable sale of MHP's interest in the Harbor Beach Resort, but there can be no assurance that any such structure will have the desired result.

  Section 465(e) Recapture. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Section 465(e) Recapture," the "at risk" rules of Section 465 of the Code generally apply to limit the use of partnership losses by a partner. Under Section 465(e) of the Code, a partner may be required to include in gross income, or "recapture," losses previously allowed to such partner with respect to his investment in a partnership if the amount for which the partner is "at risk" in relation to his investment in the partnership is less than zero at the close of the taxable year. The "at risk" rules generally do not apply to losses attributable to real property placed in service prior to January 1, 1987 by the taxpayer or to losses attributable to a partnership in which the taxpayer acquired his interests before that date (the "grandfather" rule). Thus, the "at risk" rules have not been applicable to date to those MHP Limited Partners who acquired their Partnership Units at the time of the original offering or at any time prior to January 1, 1987 and who have held those Partnership Units since the date of the acquisition. The MHP Limited Partners, however, will become subject to the "at risk" rules as a result of the Merger and their receipt of OP Units in connection therewith (since the OP Units do not qualify for the "grandfather" rule).

  It is possible that the consummation of the Mergers and the REIT Conversion or the repayment of certain "qualified nonrecourse financing" of the Operating Partnership, the Hotel Partnerships or the Hotels contributed to the Operating Partnership by the Blackstone Entities at the time of or following the Mergers and the REIT Conversion could, singularly or in combination, cause an MHP Limited Partner's amount at risk in relation to his investment in MHP (and, after the Mergers, in the Operating Partnership) to be reduced below zero, resulting in an income inclusion to the Limited Partner under Section 465(e) of the Code. Currently, a sufficient portion of the current debt of MHP constitutes "qualified nonrecourse financing" so that the MHP Limited Partners have positive at risk amounts. The Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that an MHP Limited Partner who acquired his MHP Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since will have a positive at risk amount immediately following the Mergers and the REIT Conversion.

  It is possible, however, that a former MHP Limited Partner's at risk amount could decline in the future, either because of the allocation of losses from the Operating Partnership to that former MHP Limited Partner or because of cash distributions by the Operating Partnership to that former MHP Limited Partner in excess of the taxable income allocable to him with respect to his OP Partnership Units. Moreover, there can be no assurance that debt incurred by the Operating Partnership in the future to refinance existing debt would qualify as "qualified nonrecourse financing." If, however, the Operating Partnership were to obtain the requested ruling from the IRS and were to refinance existing mortgage indebtedness of the Partnerships (including the Orlando Mortgage or the Harbor Beach Mortgage) with the type of indebtedness described in the rulings, such indebtedness should constitute "qualified nonrecourse financing" for purposes of the "at risk" rules.

  Impact of Assumption of MHP Liabilities by the Operating Partnership. As described in the Consent Solicitation, see "Federal Income Tax Consequences-- Tax Consequences of the Mergers--Disguised Sale

                                  MHP Supp-34

Regulations," an MHP Limited Partner will recognize gain to the extent he is treated as having sold all or part of his MHP Partnership Interest in a "disguised sale." For purposes of these rules, certain reductions in a partner's share of partnership liabilities are treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that reduction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis in his partnership interest. However, if a transfer of property by a partner to a partnership is not otherwise treated as part of a disguised sale, then any reduction in the partner's share of "qualified liabilities" also will not be treated as part of a disguised sale. A "qualified liability" in connection with a transfer of property to a partnership includes (i) any liability incurred more than two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period; (ii) a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred; (iii) a liability that is traceable under the Treasury Regulations to capital expenditures with respect to the property; and (iv) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business. However, a recourse liability is not a "qualified liability" unless the amount of the liability does not exceed the fair market value of the transferred property (less any other liabilities that are senior in priority and encumber such property or any allocable liabilities described in (iii) or (iv) above) at the time of transfer.

  Hogan & Hartson believes, based on factual representations made by the Operating Partnership and the General Partner relating to the facts and circumstances surrounding each such liability, that all liabilities of MHP fall into one of the four categories of "qualified liabilities" described in the preceding paragraph. Based on the aforementioned representations and on certain numerical estimates provided by the Operating Partnership and the General Partner, however, approximately $8.8 million of MHP indebtedness ($8,800 per $100,000 original investment of MHP), as of December 31, 1998, may be "qualified liabilities" solely by reason of exception (ii) in the preceding paragraph (i.e., a liability incurred within two years of the Merger but not in anticipation of the Merger) and, thus, MHP and the MHP Limited Partners will be required to disclose such indebtedness on a completed IRS Form 8275 or on a statement attached to their tax returns for the taxable year in which the Merger occurs. There can be no assurance, however, that the IRS will not challenge the position of MHP that this indebtedness is a "qualified liability."

 Tax Treatment of MHP Limited Partners Who Hold OP Units Following the Merger

  Initial Basis in Units. In general, an MHP Limited Partner will have an initial tax basis in his OP Units received in the Merger with respect to his MHP Partnership Units equal to the basis in his MHP Partnership Units at the time of the Merger, reduced to reflect any deemed cash distributions resulting from a reduction in his share of MHP liabilities and increased to reflect his share of other liabilities of the Operating Partnership and any gain required to be recognized in connection with the Merger and the REIT Conversion (including income, if any, attributable to the sale of a portion of the personal property associated with both the MHP Hotels, as described below under "--Tax Allocations upon the Sale of Certain Personal Property Associated with the MHP Hotels"). For a discussion of the federal income tax consequences for an MHP Limited Partner from a reduction in basis that may result from the Merger and the REIT Conversion, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Initial Tax Basis of OP Units" in the Consent Solicitation.

  Tax Allocations by the Operating Partnership upon a Sale of MHP
Hotels. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between

                                  MHP Supp-35
the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to as the "Book-Tax Difference"). The Operating Partnership and the General Partner estimate, based upon and subject to the assumptions and other limitations described below, that the Book-Tax Difference for all MHP Limited Partners (but excluding all of Host's interests) with respect to the MHP Hotels will be $114,460,769 upon the consummation of the Merger.

  If the Operating Partnership were to sell the Orlando World Center and its interest in the Harbor Beach Hotel, the former partners of MHP (including Host REIT with respect to Host's indirect interest in MHP) would be specially allocated by the Operating Partnership an aggregate amount of taxable gain equal to the aggregate Book-Tax Difference with respect to those MHP Hotels. The share of such gain allocable to an MHP Limited Partner who acquired his MHP Partnership Units in the original offering of such Partnership Units and held such Partnership Units at all times since would be $221,532 per MHP Partnership Unit. The share of such gain of an MHP Limited Partner who did not acquire his MHP Partnership Units in the original offering of such Partnership Units or who has not held his MHP Partnership Units at all times since such offering could vary materially from this amount. If the Operating Partnership were to sell one of the MHP Hotels with a Book-Tax Difference, the remaining Book-Tax Difference at the time the Hotel is sold would be required to be allocated exclusively to the former MHP Limited Partners and the General Partner, even though the proceeds of such sale would be allocated proportionately among all the partners in the Operating Partnership (and would likely be retained by the Operating Partnership, rather than distributed to holders of OP Units and Common Shares of Host REIT). The MHP Limited Partners would not be entitled to any special distributions from the Operating Partnership in connection with such a sale, and thus would not necessarily receive cash distributions from the Operating Partnership sufficient to pay such additional taxes. Although the Partnership Agreement does not impose any restrictions upon the Operating Partnership preventing it from causing the sale of either or both of the MHP Hotels at any time following the Merger, the Operating Partnership does not have current plans to pursue a sale of either of the MHP Hotels. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" in the Consent Solicitation.

  Tax Allocations upon the Sale of Certain Personal Property Associated with the MHP Hotels. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the REIT Conversion--Income Tests Applicable to REITs" and "--Taxable Income Attributable to Sales of Personal Property in Connection with the REIT Conversion," if the rent attributable to personal property leased in connection with the lease of each Hotel is greater than 15% of the total rent received under the lease of such Hotel, the portion of the rent attributable to the personal property will not constitute qualifying income to Host REIT (the "15% Personal Property Test"). The Operating Partnership and the General Partner have determined that the percentage of rent attributable to the personal property to be leased in connection with the lease of the two MHP Hotels would not satisfy the 15% Personal Property Test. The 15% Personal Property Test is a mechanical test that is based not on the relative fair market value of the assets subject to lease, or the relative fair rental value of those assets, but, rather, is based on the average relative adjusted tax bases of the assets subject to the lease. Accordingly, immediately prior to the Merger, the Operating Partnership will require MHP, if it chooses to participate in the Merger, to sell to a Non-Controlled Subsidiary a portion of the personal property associated with the MHP Hotels. This sale, which will be a taxable transaction, may result in the recognition by MHP (and the allocation to the MHP Limited Partners) of a relatively modest amount of taxable gain to the extent of the difference, if any, between the fair market value of the personal property at the time of the sale and the adjusted tax basis of such property at that time. The actual amount of any such gain will be determinable only at the time of the sale and will be affected by the specific personal property selected to be sold and the fair market value and adjusted basis of that personal property. Pursuant to the MHP partnership agreement, any such taxable gain will be characterized as ordinary recapture income and will be allocated by MHP to the former MHP Limited Partners in the same proportions and to the same extent that such Limited Partners were allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income prior to the Merger. The MHP Limited Partners would not be entitled to any special distributions from MHP in connection with such a sale of personal property.

                                  MHP Supp-36

  Tax Allocations with Respect to Contributed Hotels Generally. The tax allocations of depreciation to the MHP Limited Partners may change significantly as a result of the Mergers and the REIT Conversion for two reasons. First, as described above, pursuant to Section 704(c) of the Code, depreciation and deductions attributable to the two MHP Hotels will be required to be allocated for federal income tax purposes in a manner such that the MHP Limited Partners are charged with the Book-Tax Difference associated with the MHP Hotels at the time of the consummation of the Merger. Consequently, an MHP Limited Partner will be allocated less depreciation with respect to the MHP Hotels than would be the case if the Mergers had not occurred and the MHP Limited Partner had continued to hold his MHP Partnership Units. (On the other hand, a former MHP Limited Partner will be allocated depreciation with respect to other Hotels acquired by the Operating Partnership in connection with the Mergers and the REIT Conversion, including the Hotels owned by the other Hotel Partnerships and the Hotels being contributed to the Operating Partnership by Host and the Blackstone Entities in connection with the Mergers and the REIT Conversion.) Second, the Mergers will cause the technical termination under Section 708(b)(1)(B) of the Code of MHP and certain of the other Hotel Partnerships that participate in the Mergers and the REIT Conversion. Section 168(i)(7) of the Code provides, in effect, that when a partnership terminates under Section 708(b)(1)(B) of the Code, the partnership must begin new depreciation periods for its property. As a result, the remaining bases of the real estate components of the MHP Hotels and the Hotels held by the other Hotel Partnerships that terminate will be depreciated over 39 years, rather than over the remaining current lives of such Hotels (which range from less than one year to 39 years). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Effect of Mergers on Depreciation" in the Consent Solicitation.

  In light of the complexity of the governing rules affecting the calculation and allocation of depreciation with respect to properties contributed to a partnership, particularly when a number of those properties are subject to the separate adjustments required in connection with a technical termination under
Section 708 of the Code, the number of Hotels that the Operating Partnership will be acquiring in connection with the Mergers, the Blackstone Acquisition and the REIT Conversion, and the impact on these calculations of other outside events, including equity offerings by Host or Host REIT and other acquisitions undertaken by Host, Host REIT or the Operating Partnership prior to or in connection with the REIT Conversion, the Operating Partnership and the General Partner believe that it is impossible to predict with any degree of precision the impact that the Mergers and the REIT Conversion will have on the future depreciation (and, consequently, the amount of taxable income) allocable to an MHP Limited Partner.

  Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership. The passive loss limitation rules generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate, which would include the Operating Partnership for MHP Limited Partners) to the extent that such losses are not in excess of the taxpayer's income from passive activities or investments. An MHP Limited Partner would be able to offset losses from other passive activities against income from the Operating Partnership that is considered passive income (but not portfolio income) so long as the Operating Partnership is not treated as a publicly traded partnership. The Operating Partnership and the General Partner believe, however, that there is a substantial risk that the Operating Partnership will be treated as a publicly traded partnership for purposes of the passive loss limitation rules. In this event, any losses or deductions of the Operating Partnership allocable to an MHP Limited Partner after the Merger could not be used to offset passive income from other passive activities. Similarly, losses from other passive activities (including losses attributable to MHP for periods prior to the Merger) could not be applied to offset income of the Operating Partnership allocated to an MHP Limited Partner. An MHP Limited Partner, however, would be able to offset any passive losses from his investment in MHP (or other investments) against any gain recognized by the MHP Limited Partner as a result of the Merger. The Operating Partnership and the General Partner estimate that, as of December 31, 1998, an MHP Limited Partner that purchased his Partnership Units at the time of the original offering, has held those Partnership Units continuously since that time, and whose Partnership Units have been his only investment in a passive activity would have a passive activity loss carryforward of approximately $1,217, on a per Partnership Unit basis.

                                  MHP Supp-37

  State and Local Taxes. MHP Limited Partners holding OP Units will be subject to state and local taxation in a number of jurisdictions in which the Operating Partnership directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. In this regard, immediately following the Mergers and the REIT Conversion, the Operating Partnership expects that it will own properties in 28 states across the United States and the District of Columbia. Currently, MHP owns, directly and indirectly, only Florida properties. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--State and Local Taxes" in the Consent Solicitation.

 Assumptions Used in Determining Tax Consequences of the Merger

  In preparing the discussion set forth above, the Operating Partnership and the General Partner made several key assumptions, which are described below. If any such assumption is not accurate with respect to a particular MHP Limited Partner, the tax consequences of the Merger to such MHP Limited Partner could be substantially different from those reflected above. ACCORDINGLY, EACH MHP LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH MHP LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

  First, with respect to an MHP Limited Partner's basis in his MHP Partnership Units prior to the Merger, the Operating Partnership and the General Partner assumed that an MHP Limited Partner acquired his MHP Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since the offering (the "Original Limited Partner's Adjusted Basis"). In general, each MHP Limited Partner had an initial tax basis in his MHP Partnership Units ("Initial Basis") equal to his cash investment in MHP (plus his proportionate share of MHP's nonrecourse liabilities at the time he acquired his MHP Partnership Units). An MHP Limited Partner's Initial Basis generally has been increased by (a) such Limited Partner's share of MHP taxable income and (b) any increases in his or her share of liabilities of MHP. Generally, such Limited Partner's Initial Basis has been decreased (but not below zero) by (i) his share of MHP cash distributions, (ii) any decreases in his share of liabilities of MHP, (iii) his share of losses of MHP and (iv) his share of nondeductible expenditures of MHP that are not chargeable to capital.

  The General Partner has set forth on Appendix E to the Consent Solicitation for MHP (i) the Original Limited Partner's Adjusted Basis as of December 31, 1997 for each such MHP Limited Partner, and (ii) an estimate of such MHP Limited Partner's Original Limited Partner's Adjusted Basis as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). The General Partner also has set forth on Appendix E to the Consent Solicitation for each MHP Limited Partner whose adjusted basis in his MHP Partnership Interest is the same as the Original Limited Partner's Adjusted Basis (i) the MHP liabilities allocable to such MHP Limited Partner as of December 31, 1997, and (ii) an estimate of the MHP liabilities allocable to such Limited Partner as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation).

  The adjusted tax basis of an MHP Limited Partner who did not acquire his MHP Partnership Units in the original offering of such Partnership Units could vary materially from that of an MHP Limited Partner who did so for various reasons. If an MHP Limited Partner has an adjusted tax basis in his MHP Partnership Units that is less than the Original Limited Partner's Adjusted Tax Basis, the Merger might result in the receipt by the MHP Limited Partner of a deemed distribution of cash in excess of his adjusted tax basis in his MHP Partnership Units, which could result in the recognition of income or gain.

  Second, the Operating Partnership and the General Partner assumed that the method expected to be used by the Operating Partnership to allocate liabilities among the partners will be respected for federal income tax purposes. The Operating Partnership will allocate liabilities associated with the MHP Hotels as described in "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. If the method used by the Operating Partnership were not respected

                                  MHP Supp-38
for federal income tax purposes and the nonrecourse liabilities actually allocable to an MHP Limited Partner are less than the amount assumed by the Operating Partnership and the General Partner, the Merger might result in the receipt by such MHP Limited Partner of a deemed distribution of cash that is greater than the deemed distribution of cash expected to be received by such MHP Limited Partner as described above in "Tax Consequences of the Merger-- Deemed Cash Distribution and Resulting Taxable Gain." For an MHP Limited Partner who did not acquire his MHP Partnership Units in the original offering of such Partnership Units or who did not hold such Partnership Units at all times since, this deemed distribution of cash could exceed his adjusted tax basis in his MHP Partnership Units, which could result in the recognition of income or gain.

  Finally, the Operating Partnership and the General Partner assumed that the Merger will be treated for federal income tax purposes as the transfer by the MHP Limited Partners of their interests in the Partnership to the Operating Partnership in exchange for OP Units. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either (i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units, or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units (and possibly Notes and/or Common Shares) and the subsequent distribution of such OP Units (and possibly Notes and/or Common Shares) to its partners. If the Merger is recharacterized in the manner described in (ii) in the preceding sentence, the tax consequences of the Merger to the MHP Limited Partners likely would be materially affected.

  EACH MHP LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH MHP LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER. THE TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER TO A PARTICULAR MHP LIMITED PARTNER COULD VARY SUBSTANTIALLY FROM THE CONSEQUENCES DESCRIBED ABOVE.

 Tax Treatment of MHP Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election

  An MHP Limited Partner who exercises his right to make the Common Share Election or the Note Election and receive Common Shares or a Note in connection with the Merger will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur (i) with regard to an MHP Limited Partner who makes the Common Share Election, at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), and (ii) with regard to an MHP Limited Partner who makes the Note Election, on the Effective Date of the Merger (which currently is expected to be December 30, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Common Share Election will equal the sum of the fair market value of the Common Shares received (i.e., the Exchange Value, currently estimated as $141,074 per MHP Partnership Unit) plus the portion of MHP's liabilities allocable to the MHP Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $210,276 per MHP Partnership Unit as of December 31, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Note Election will equal the sum of the "issue price" of the Note (i.e., the face amount of the Note, currently estimated as $124,261 per MHP Partnership Unit) plus the portion of MHP's liabilities allocable to the MHP Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $210,276 per MHP Partnership Unit as of December 31, 1998). To the extent the applicable amount realized exceeds the MHP Limited Partner's adjusted basis in his MHP Partnership Units, the MHP Limited Partner will recognize gain. The Operating Partnership and the General Partner estimate (assuming the MHP Limited Partner acquired his MHP Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering) that the amount of gain that would be recognized by an MHP Limited Partner who made the Common Share Election would be approximately $210,832 per MHP Partnership Unit and that the amount of gain that would be recognized by an MHP Limited Partner who made the Note Election would be approximately $194,019 per MHP Partnership Unit, as of December 31, 1998. For a discussion of the federal income tax rates applicable to the net capital gain from the sale of a capital asset, see

                                  MHP Supp-39

"Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Disposition of OP Units by Limited Partners" in the Consent Solicitation. In this regard, the General Partner estimates that, as of December 31, 1998, if MHP sold both of its Hotels in a fully taxable transaction for a net amount, after payment of liabilities, equal to the Exchange Value of MHP (with respect to a Limited Partner who makes the Common Share Election) or Liquidation Value of MHP (with respect to a Limited Partner who makes the Note Election), the "unrecognized Section 1250 gain" per MHP Partnership Unit would be $133,537 and the gain subject to tax as ordinary income under Code Section 1245 per MHP Partnership Unit would be $10,808. An MHP Limited Partner who makes the Common Share Election or the Note Election would be able to treat any per Partnership Unit passive activity loss carryforward with respect to the activities of MHP, to the extent the sum of such losses exceeds his passive activity income for 1998, as losses that are not from a passive activity and, therefore, not subject to the passive activity loss limitation rules. For purposes of determining the gain recognized by a Limited Partner as a result of making the Common Share Election or the Note Election, an Original Limited Partner's Adjusted Basis reflects such Limited Partner's share of the syndication costs incurred by his Partnership at formation. An original MHP Limited Partner's share of syndication costs was $10,700 per MHP Partnership Unit.

  The following table shows the estimated amount of long term capital gain,
Section 1245 ordinary income, and "unrecognized Section 1250 gain" that an MHP Limited Partner who exercises either the Common Share Election or the Note Election would recognize, on a per MHP Partnership Unit basis (assuming that the MHP Limited Partner acquired his MHP Partnership Units at the time of the original offering pursuant to an installment purchase plan and has held such Partnership Units at all times since the offering), the maximum statutory federal income tax rates that would apply to such categories of gain, and the hypothetical tax that would be owed if such income or gain simply were to be multiplied by the maximum statutory federal income tax rates that would apply to such categories of gain. This table does not take into account any state, local or foreign income taxes that would be payable in respect of such gain. In addition, because of the intricacies of the calculation of federal income taxes (including the indirect impact that various items can have on other items in a taxpayer's federal income tax return), the actual additional federal income tax owed by an MHP Limited Partner who recognizes such gain is likely to be either higher or lower (perhaps by a material amount) than the amounts shown on the following table.

                               COMMON SHARE ELECTION               NOTE ELECTION
                          ------------------------------- -------------------------------
                                    MAXIMUM                         MAXIMUM
                                    FEDERAL                         FEDERAL
                                   STATUTORY HYPOTHETICAL          STATUTORY HYPOTHETICAL
                            GAIN     RATE    FEDERAL TAX    GAIN     RATE    FEDERAL TAX
                          -------- --------- ------------ -------- --------- ------------
Long-Term Capital Gain..  $ 66,487   20.0%     $13,297    $ 49,674   20.0%     $ 9,935
"Unrecognized Section
 1250 Gain".............   133,537   25.0%      33,384     133,537   25.0%      33,384
Section 1245 Ordinary
 Income.................    10,808   39.6%       4,280      10,808   39.6%       4,280
                          --------             -------    --------             -------
  Total.................  $210,832             $50,961    $194,019             $47,599
                          ========             =======    ========             =======

                                  MHP Supp-40

  An MHP Limited Partner who elects to receive Common Shares will not be eligible to defer any gain under the "installment sale" rules, while an MHP Limited Partner who elects to receive a Note may be eligible to defer a majority of that gain under those rules. Those rules, however, will not permit the MHP Limited Partner to defer all of the gain, and, to the extent that the face amount of the Note (and any other installment obligations received by the taxpayer during the year) outstanding at the end of the taxable year in which the Merger occurs exceeds $5,000,000, will require that the MHP Limited Partner who defers gain pay to the IRS interest on the resulting tax that has been deferred. The MHP Limited Partner will not be eligible to defer gain recognized upon the receipt of the Note to the extent that his share of MHP liabilities at the time of the Merger exceeds his adjusted tax basis in his MHP Partnership Units immediately prior to the Merger (that is, to the extent that he has a "negative capital account" for tax purposes). In addition, the MHP Limited Partner will not be eligible to defer gain to the extent that such gain would be taxed as ordinary income under Sections 1245 and 1250 of the Code. Lastly, if an MHP Limited Partner disposes of the Note, any gain that had been deferred would be recognized in the year of disposition.

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR MHP LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT MHP LIMITED PARTNERS CONSIDERING ELECTING TO RECEIVE COMMON SHARES OR NOTES CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH MHP LIMITED PARTNERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

 Tax Consequences if MHP Does Not Participate in the Merger

  If MHP does not participate in the Merger, the MHP Limited Partners would not have any tax consequences resulting from the Merger. The consequences of continued ownership of MHP Partnership Units will be the same as would have resulted if the Merger had not been proposed.

                                  *    *    *

  The above description is not exhaustive of all possible tax considerations associated with the Merger and the REIT Conversion. This summary does not discuss foreign tax considerations, nor does it discuss all of the aspects of federal income taxation or state and local taxation that may be relevant to MHP Limited Partners in light of their particular circumstances. EACH MHP LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH MHP LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

                                  MHP Supp-41

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the MHP financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed consolidated financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with MHP's financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                             FIRST TWO
                             QUARTERS                     FISCAL YEAR
                          ----------------  -------------------------------------------
                           1998     1997     1997     1996     1995     1994     1993
                          -------  -------  -------  -------  -------  -------  -------
                            (UNAUDITED)             (AMOUNTS IN THOUSANDS,
                                                EXCEPT PER PARTNERSHIP UNIT(1))
Revenues................  $47,968  $45,873  $75,211  $71,834  $66,998  $58,474  $61,347
Operating profit........   30,115   28,733   42,095   42,185   36,053   28,677   23,338
Income before
 extraordinary item(2)..   17,818   15,343   19,477   18,449   13,150    7,311   14,748
Net income..............   17,818   15,343   16,416   18,449   13,150    7,311   14,748
Distributions:
 General partner........       15       14       78       50       21      --       --
 Limited partners.......    1,500    1,500    7,706    4,964    2,084      --       --
                          -------  -------  -------  -------  -------  -------  -------
 Total..................    1,515    1,514    7,784    5,014    2,105      --       --
Per Partnership Unit(1):
 Net income (loss)......   17,640   15,190   16,252   18,265   13,018    7,238   14,600
 Distributions..........    1,500    1,500    7,700    4,970    2,084      --       --
Cash provided by
 operating activities...   26,062   25,633   31,758   27,632   25,755   20,884    8,857
Cash used in investing
 activities.............   (5,417)  (5,071) (12,840)  (8,911)  (6,922)  (8,241)  (3,174)
Cash used in financing
 activities.............   (2,972)  (7,417)  (9,831) (20,664) (18,026) (11,956) (14,225)
Increase (decrease) in
 cash and cash
 equivalents............   17,673   13,145    9,087   (1,943)     807      687   (8,542)
Ratio of earnings to
 fixed charges(3)
 (unaudited)............     2.89x    2.51x    2.00x    1.92x    1.63x    1.32x     --
Deficiency of earnings
 to fixed charges(3)
 (unaudited)............      --       --       --       --       --       --     4,590
Total assets at book
 value..................  278,264  256,645  261,109  249,441  251,217  254,058  257,620
Cash and cash
 equivalents............   28,367   14,752   10,694    1,607    3,550    2,743    2,056
Total debt(4)...........  240,809  230,727  240,748  235,146  248,659  260,843  271,879
Total liabilities.......  242,113  231,654  241,261  238,272  253,483  267,369  278,242
Partner's capital
 (deficit):
 Limited partners.......   35,681   24,632   19,541   10,948   (2,353) (13,287) (20,525)
 General partner........      470      359      307      221       87      (24)     (97)
Book value per
 Partnership Unit
 (unaudited)(1).........   35,681   24,632   19,541   10,948   (2,353) (13,287) (20,525)
Exchange value per
 Partnership Unit
 (unaudited)(1).........  141,074      --       --       --       --       --       --

--------
(1) A Partnership Unit represents a $100,000 original investment in MHP.
(2) In 1997, the Partnership recognized a $3.1 million extraordinary loss resulting from the prepayment penalty related to the early extinguishment of the mortgage debt on the Orlando Hotel and the write-off of related deferred financing costs.
(3) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges in 1993 was largely the result of depreciation and amortization of $14,601,000.
(4) Total debt includes amounts due to Host Marriott of $2,295,000, $2,294,000, $6,420,000, $9,149,000 and $13,635,000 as of June 20, 1997,
    December 31, 1996, 1995, 1994 and 1993, respectively.

                                  MHP Supp-42

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

RESULTS OF OPERATIONS

  The chart below summarizes REVPAR, or revenue per available room, the first two quarters for 1998 and 1997:

                                                            FIRST TWO
                                                            QUARTERS
                                                            ---------
                                                            1998 1997 % INCREASE
                                                            ---- ---- ----------
      Orlando World Center................................. $139 $136      2%
      Harbor Beach......................................... $177 $170      4%
      Combined Average..................................... $150 $146      3%

  Total consolidated Partnership revenues for the first two quarters 1998, increased 5% when compared to the comparable period in 1997. Operating results for the first two quarters 1998 were strong for both the Orlando Hotel and the Harbor Beach Hotel (the "Hotels"). REVPAR represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. On a combined basis, for the first two quarters 1998, REVPAR increased 3% primarily due to increases in average room rate. For the first two quarters 1998, the combined average room rate increased 5% over the comparable period in 1997 to $177 while the combined average occupancy decreased two percentage points to 85%.

  Hotel revenues. For the first two quarters 1998, revenues reported by the Orlando Hotel increased 7% over the same period of 1997. The strong performance for the first two quarters 1998 was a result of a 2% increase in REVPAR to $139. This increase was attributed to a 4% increase in average room rate to $162 offset by a one percentage point decrease in occupancy to 86%. The hotel achieved its increase in average room rate as a result of rate increases across all segments and the hotel's ability to restrict discounted transient room rates. The decrease in occupancy was primarily due to a decrease in group roomnights.

  Rental income. Rental income for the first two quarters from the Harbor Beach Hotel remained stable over 1997.

  For the first two quarters 1998, REVPAR increased 4% to $177 when compared to the same period in 1997. This increase was due to a 10% increase in average room rate to $215 offset by a five percentage point decrease in occupancy to 82%. The improvement in REVPAR was primarily a result of a 16% increase in the group rate.

  Operating costs and expenses. The Partnership's operating costs and expenses decreased 4% to $17.1 million for the first two quarters 1998 when compared to the same period in 1997. The principal component of this category is discussed below:

  Depreciation and amortization. Depreciation and amortization for the first two quarters 1998 increased approximately $0.3 million, or 7% as compared to 1997. The increase is primarily due to the completion of the rooms renovation project at the Orlando Hotel during fourth quarter 1997.

  Operating profit. As a result of changes in revenues and expenses discussed above, operating profit increased by $1.4 million to $30.1 million over the same period in 1997.

  Interest expense. Interest expense for the first two quarters 1998 decreased 7% as compared to the same period in 1997 due to the refinancing of the Orlando Hotel's mortgage debt at a lower interest rate in 1997.

  Minority interest. Based upon its 50.5% ownership interest, the Partnership controls the Harbor Beach Partnership and, as a result, the condensed consolidated financial statements of the Partnership include the accounts of the Harbor Beach Partnership. Minority interest represents the net income from the Harbor Beach

                                  MHP Supp-43

Partnership allocable to the co-general partner. Minority interest in income decreased from $3.8 million for the first two quarters 1997 to $3.6 million for the first two quarters 1998 primarily due to a slight decrease in net income from the Harbor Beach Partnership due to an increase in depreciation expense.

  Net income. For the first two quarters 1998, net income increased $2.5 million to $17.8 million over the same period in 1997. This increase was primarily due to increases in hotel revenues and rental income and the decrease in interest expense, as discussed above.

 1997 Compared to 1996

  Hotel Revenues. Hotel revenues increased approximately $3.1 million, or 6%, over 1996 as a result of continued growth in corporate group business. REVPAR at the Orlando Hotel increased 11% over 1996 to $118. This higher rate resulted from increased demand generated by Disney's 25th Anniversary celebration and an increase in group roomnights from the association and international markets. Average occupancy increased by two percentage points to 80%. As a result of the increase in REVPAR, room sales at the Orlando World Center increased $5.0 million, or 8%, over 1996. Food and beverage sales in 1997 increased $3.6 million, or 7.5%, over 1996 primarily due to an 11% increase in banquet sales. Food and beverage profit increased $1.1 million, or 6%, over 1996 due to the increase in sales combined with continued emphasis on cost containment. In 1998, the Orlando World Center expects demand will remain strong and as a result, 1998 hotel revenues are expected to increase.

  Direct operating costs and expenses increased $4.9 million, or 7%, over 1996 due to an increase in certain variable costs related to the increase in room sales and higher food and beverage costs due to the creation of a special events department at the Orlando World Center.

  Rental Income. Rental income from the Harbor Beach Hotel increased by approximately $326,000, or 2%, when compared to 1996 as a result of the Hotel's ability to restrict discounted rates and achieve a higher transient room rate. The Harbor Beach Hotel experienced an increase in corporate group demand of almost 5,000 roomnights. REVPAR increased 6% over 1996 due to a 6% increase in the average room rate to $173. As a result of the increase in REVPAR, room sales and profit increased 4.5% and 4%, or $1.4 million and $1.1 million, respectively, over 1996.

  Operating costs and expenses. Operating costs and expenses increased by $3.5 million, or 13%, from $29.6 million in 1996 to $33.1 million in 1997. The principal components of this category are discussed below.

  Depreciation and amortization. Depreciation and amortization increased 9% from $9.7 million in 1996 to $10.6 million in 1997 primarily due to the addition of furniture and equipment at the Harbor Beach Hotel in 1996.

  Incentive management fees. In accordance with the Orlando World Center Management Agreement, incentive management fees increased by $1.8 million, or 24%, over 1996 as a result of improved operating results at the Orlando World Center. Cash flow from operations of the Orlando World Center Hotel was sufficient to pay all incentive management fees earned by the Manager in 1997 and 1996. Additional incentive management fees of $1.4 million were also earned by the Manager for the first time in 1997.

  Base management fees. In accordance with the Orlando World Center Hotel Management Agreement, base management fees increased 7%, from $3.6 million in 1996 to $3.8 million in 1997, due to improved total sales at the Orlando World Center Hotel.

  Operating Profit. Operating profit remained stable at $42.1 million due to the increases in depreciation and amortization and incentive management fees, as discussed above.

  Interest expense. Interest expense decreased 6% from $5.1 million in 1996 to $4.7 million in 1997 primarily due to principal payments on the Orlando Mortgage Debt prior to refinancing of $7.0 million and repayment of the entire Orlando Ballroom Loan in 1997.

                                  MHP Supp-44

  Minority interest in income. Based on its 50.5% ownership interest, the Partnership controls the Harbor Beach Partnership and as a result, the accounts of the Harbor Beach Partnership are consolidated in the consolidated financial statements of the Partnership. Minority interest in income represents the net income from the Harbor Beach Partnership allocable to the other general partner in that Partnership. Minority interest in income decreased 3% in 1997 primarily due to an increase in depreciation expense partially offset by an increase in rental income from the Harbor Beach Hotel, as discussed above.

  Net income. Net income for 1997 decreased $2.0 million, or 11%, over 1996 primarily due to the $3.1 million extraordinary loss resulting from the prepayment penalty related to the early extinguishment of the mortgage debt on the Orlando Hotel and the write-off of deferred financing costs related to that debt. This loss was partially offset by higher hotel revenues in 1997.

 1996 Compared to 1995

  Hotel Revenues. Hotel revenues increased approximately $3.3 million, or 7%, over 1995 as a result of continued growth in corporate group and transient business. REVPAR at the Orlando World Center increased 2% over 1995 to $106. This increase was a result of the Hotel's ability to restrict discounted rates and achieve a higher average room rate. The average room rate increased 4% from 1995 to $137. This increase was slightly offset by a 1.1 percentage point decrease in average occupancy to 78%. The first half of a rooms renovation project was completed during 1996, thus decreasing the availability of rooms for sale. As a result of the increase in REVPAR, room sales at the Orlando World Center increased $2.4 million, or 4%, over 1995. Food and beverage sales in 1996 increased $2.1 million, or 5%, over 1995 primarily due to a 6% increase in banquet sales. Food and beverage profit increased $1.0 million, or 6%, over 1995 due to the increase in revenues combined with continued emphasis on cost containment.

  Direct hotel operating costs and expenses increased $2.7 million, or 4%, over 1995 due to an increase in certain variable costs related to the increase in room sales. The ratio of operating costs to room sales declined in 1996 to 58.0% as compared to 1995 at 58.7%.

  Rental Income. Rental income from the Harbor Beach Hotel increased by approximately $1.6 million, or 8%, when compared to 1995 due to increased transient demand especially in the leisure segment, the highest average room rate category. The Harbor Beach Hotel experienced record call volume during prime season and a significant increase in international travelers. REVPAR increased 7% over 1995 due to a 5% increase in the average room rate to $164 combined with an increase in average occupancy of 1.9 percentage points to 82%. Despite a 3% decline in group roomnights, transient roomnights increased 13% over 1995. As a result of the increase in REVPAR, room sales and profit increased 9% and 10%, or $2.6 million and $2.3 million, respectively, over 1995.

  Operating costs and expenses. Operating costs and expenses decreased by $1.3 million, or 4%, from $30.9 million in 1995 to $29.6 million in 1996. The principal components of this category are discussed below.

  Depreciation and amortization. Depreciation and amortization decreased by $2.0 million, or 17%, when compared to 1995 due to a portion of the Hotels' furniture and fixtures becoming fully depreciated in 1995.

  Incentive management fees. In accordance with the Orlando World Center Management Agreement, incentive management fees increased by $0.5 million, or 7%, over 1995 as a result of improved operating results at the Orlando World Center. Cash flow from operations of the Orlando World Center was sufficient to pay all incentive management fees earned by the Manager in 1996 and 1995.

  Base management fees. In accordance with the Orlando World Center Management Agreement, base management fees increased 5%, from $3.4 million in 1995 to $3.6 million in 1996, due to improved total sales at the Orlando World Center.

                                  MHP Supp-45

  Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased by $6.1 million to $42.2 million, or 59% of revenues, for 1996, from $36.1 million or 54% of revenues for 1995.

  Interest expense. Interest expense increased 1% from $21.9 million in 1995 to $22.0 million in 1996, primarily due to the Orlando Mortgage Debt loan modification and extension in October 1995. The Orlando Mortgage Debt interest rate was increased from 7% to 8% in October 1995. The interest rate increase was offset slightly by principal payments on the Orlando Mortgage Debt of $7.5 million in 1996.

  Minority interest in income. Based on its 50.5% ownership interest, the Partnership controls the Harbor Beach Partnership and as a result, the accounts of the Harbor Beach Partnership are consolidated in the consolidated financial statements of the Partnership. Minority interest in income represents the net income from the Harbor Beach Partnership allocable to the other general partner in that Partnership. Minority interest in income increased from $1.7 million in 1995 to $2.6 million in 1996, primarily due to the increase in rental income from the Harbor Beach Hotel, as discussed above.

  Net income. Net income for 1996 increased $5.3 million, or 40%, over 1995 primarily due to higher Hotel revenues and rental income, offset by increased incentive and base management fees and an increase in minority interest in income.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have historically been funded through loan agreements with independent financial institutions, Host Marriott Corporation ("Host Marriott") and its affiliates or Marriott International, Inc. (the "Manager") and its affiliates. The general partner believes that the Partnership will have sufficient capital resources and liquidity to continue to conduct its business in the ordinary course.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is from operations. Its principal uses of cash are to fund the property improvement funds of the Hotels, to pay required principal amortization of the mortgage debt and other debt incurred to fund costs of capital improvements at the Hotels, financing costs and cash distributions to the partners.

  Total consolidated cash provided by operations for the first two quarters 1998 and 1997, was $26.1 million and $25.6 million, respectively. The increase was primarily due to an increase in hotel revenues and rental income when compared to the same period in 1997. Total consolidated cash provided by operations was $31.8 million, $27.6 million and $25.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  For the first two quarters 1998 and 1997, cash used in investing activities was $5.4 million and $5.1 million, respectively, consisting primarily of an increase in additions to property and equipment. This is primarily due to the commencement of the Orlando Hotel expansion project in May 1998. Cash used in investing activities was $12.8 million, $8.9 million and $6.9 million for the years ended December 31, 1997, 1996, and 1995, respectively. The Partnership's investing activities consist primarily of contributions to the property improvement fund of the Hotels of $9.1 million, $8.7 million and $7.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  For the first two quarters 1998 and 1997, cash used in financing activities was $3.0 million and $7.4 million, respectively. The decrease in cash used in financing activities was primarily the result of a decrease in principal repayments on the mortgage debt and the receipt of construction loan advances. During the first two quarters 1998, the Partnership distributed $1.5 million to its partners ($1,500 per limited partner unit). This distribution represented $540 per limited partner unit from 1997 operations and $960 per limited partner unit related to first quarter 1998 operations. In addition, on August 4, 1998, the Partnership distributed $8,080,808 ($8,000 per limited partner unit) from 1998 operations. Cash used in financing activities was $9.8 million, $20.7 million and

                                  MHP Supp-46

$18.0 million for the years ended December 31, 1997, 1996 and 1995 respectively. Principal repayments made on the mortgage debt of the Hotels totaled $8.5 million, $8.9 million and $9.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. Payment of financing costs related to the mortgage debt of the Partnership Hotels totaled $2.0 million, $40,000 and $2.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Cash distributed to the partners was $7.8 million, $5.0 million and $2.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. Cash distributions paid to minority interest were $2.0 million, $2.1 million and $1.5 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  Pursuant to the refinancing of the Orlando Mortgage Debt, the Partnership received proceeds of $152.0 million. Of the proceeds, $139.3 million was used to repay the outstanding principal balance on the Orlando Mortgage Debt and accrued interest, $2.0 million was used to pay related refinancing costs and $1.9 million was used to pay prepayment penalties. The remaining $8.8 million is held by the Partnership as working capital.

  During 1997, Marriott International Capital Corporation ("MICC"), a wholly-owned subsidiary of Marriott International, advanced $3.5 million to the Orlando World Center to provide financing for the rooms and suites refurbishment. Principal repayments to Host Marriott related to the Orlando Ballroom Loan and the Orlando Rooms Renovation Loan totaled $2.3 million, $4.1 million and $2.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. Principal repayments to MICC related to the Harbor Beach Rooms Renovation Loan totaled $0.6 million, $0.5 million and $0.5 million for each of the years ended December 31, 1997, 1996 and 1995.

  The General Partner believes that cash from operations will provide adequate funds for the operational needs of the Partnership and the Harbor Beach Partnership for the foreseeable future. The interest rates on the refinanced Orlando Mortgage Debt and the Harbor Beach Mortgage Debt are fixed at 7.48% and 9.13%, respectively. The Harbor Beach Mortgage Debt matures in the year 2000, at which time the loan-to-value ratios and debt service coverage of the Harbor Beach Hotel is expected to enhance the Harbor Beach Partnership's ability to secure replacement financing.

 Property Improvement Funds

  The Orlando World Center Management Agreement and the Harbor Beach Hotel Operating Lease provide for the establishment of a property improvement fund for each Hotel. Pursuant to these agreements, contributions to the funds are equal to a percentage of total sales of each Hotel and are used to provide for the funding of routine capital expenditures and the replacement of furniture, fixtures and equipment. Upon maturity of the Orlando World Center Mortgage Debt on June 16, 1995, contributions to the Orlando World Center fund increased from 4% to 5% of total sales. Total contributions to the Orlando World Center fund were $6.4 million, $6.0 million and $5.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. Total capital expenditures at the Orlando World Center were $7.9 million, $8.1 million and $4.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. In addition, principal and interest paid to MICC on the Orlando Rooms Renovation Loan totaled $100,000 in 1997. The balance of the Orlando World Center fund was $2.9 million as of December 31, 1997.

  Contributions to the Harbor Beach Hotel's property improvement fund are equal to 5% of total hotel sales. Total contributions to the Harbor Beach Hotel fund were $2.7 million, $2.7 million and $2.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. Total capital expenditures at the Harbor Beach Hotel were $2.5 million, $1.6 million and $1.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. The balance of the Harbor Beach Hotel fund was $3.2 million as of December 31, 1997.

INFLATION

  For the three fiscal years ended December 31, 1997 and the First Two Quarters 1998, the rate of inflation has been relatively low and, accordingly, has not had a significant impact to the Partnership's revenues and net income. The manager is generally able to pass through increased costs to customers through higher room rates.

                                  MHP Supp-47

In 1997, the increase in average room rates at the Hotels exceeded those of direct competitors as well as the general level of inflation. The amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Manager of its properties to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                                  MHP Supp-48

                              FINANCIAL STATEMENTS

                                  MHP Supp-49

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP:

  We have audited the accompanying consolidated balance sheet of Marriott Hotel Properties Limited Partnership (a Delaware limited partnership) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 financial statements of Lauderdale Beach Association, which statements reflect total assets and total revenues of 25 percent and 29 percent in 1995, respectively, of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marriott Hotel Properties Limited Partnership and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
March 11, 1998

                                  MHP Supp-50

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                             1997      1996
                                                           --------  --------
ASSETS
Property and equipment, net............................... $222,216  $222,491
Minority interest.........................................   10,042    10,641
Due from Marriott International, Inc. and affiliates......    7,912     9,114
Property improvement funds................................    6,056     3,542
Deferred financing costs, net.............................    2,130     1,787
Loan deposit..............................................    1,800       --
Prepaid ground rent.......................................      259       259
Cash and cash equivalents.................................   10,694     1,607
                                                           --------  --------
                                                           $261,109  $249,441
                                                           ========  ========
LIABILITIES AND PARTNERS' CAPITAL
Mortgage debt............................................. $235,946  $230,959
Notes payable and amounts due to Marriott International,
 Inc. and affiliates......................................    4,987     4,106
Accounts payable and accrued interest.....................      196       802
Note payable and amounts due to Host Marriott
 Corporation..............................................      132     2,405
                                                           --------  --------
      Total Liabilities...................................  241,261   238,272
                                                           --------  --------
PARTNERS' CAPITAL
General Partner
  Capital contribution....................................    1,010     1,010
  Capital distributions...................................     (590)     (512)
  Cumulative net losses...................................     (113)     (277)
                                                           --------  --------
                                                                307       221
                                                           --------  --------
Limited Partners
  Capital contributions, net of offering costs of
   $10,978................................................   89,022    89,022
  Investor notes receivable...............................      --        (47)
  Capital distributions...................................  (58,324)  (50,618)
  Cumulative net losses...................................  (11,157)  (27,409)
                                                           --------  --------
                                                             19,541    10,948
                                                           --------  --------
      Total Partners' Capital.............................   19,848    11,169
                                                           --------  --------
                                                           $261,109  $249,441
                                                           ========  ========


                See Notes to Consolidated Financial Statements.

                                  MHP Supp-51

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                     1997      1996      1995
                                                   --------  --------  --------
REVENUES
  Hotel (Note 3).................................  $ 53,574  $ 50,523  $ 47,251
  Rental income (Note 8).........................    21,637    21,311    19,747
                                                   --------  --------  --------
                                                     75,211    71,834    66,998
                                                   --------  --------  --------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization..................    10,601     9,693    11,739
  Incentive management fees to Marriott
   International and affiliates..................     9,308     7,518     7,047
  Base management fees to Marriott International
   and affiliates................................     3,846     3,609     3,431
  Property taxes.................................     3,336     3,059     3,104
  Ground rent, insurance and other...............     6,025     5,770     5,624
                                                   --------  --------  --------
                                                     33,116    29,649    30,945
                                                   --------  --------  --------
Operating Profit.................................    42,095    42,185    36,053
Interest expense (including interest paid to
 related parties of $0.3 million, $0.7 million
 and $1.0 million in 1997, 1996 and 1995,
 respectively)...................................   (20,842)  (22,007)  (21,864)
Interest income..................................       803       919       679
                                                   --------  --------  --------
INCOME BEFORE MINORITY INTEREST AND EXTRAORDINARY
 ITEM............................................    22,056    21,097    14,868
MINORITY INTEREST IN INCOME......................    (2,579)   (2,648)   (1,718)
                                                   --------  --------  --------
INCOME BEFORE EXTRAORDINARY ITEM.................    19,477    18,449    13,150
EXTRAORDINARY ITEM:
  Loss on extinguishment of debt.................    (3,061)      --        --
                                                   --------  --------  --------
NET INCOME.......................................  $ 16,416  $ 18,449  $ 13,150
                                                   ========  ========  ========
ALLOCATION OF NET INCOME
  General Partner................................  $    164  $    184  $    132
  Limited Partners...............................    16,252    18,265    13,018
                                                   --------  --------  --------
                                                   $ 16,416  $ 18,449  $ 13,150
                                                   ========  ========  ========
INCOME BEFORE EXTRAORDINARY ITEM PER LIMITED
 PARTNER UNIT (1,000 Units)......................  $ 19,282  $ 18,265  $ 13,018
                                                   ========  ========  ========
NET INCOME PER LIMITED PARTNER UNIT (1,000
 Units)..........................................  $ 16,252  $ 18,265  $ 13,018
                                                   ========  ========  ========

                See Notes to Consolidated Financial Statements.

                                  MHP Supp-52

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    GENERAL LIMITED
                                                    PARTNER PARTNERS   TOTAL
                                                    ------- --------  --------
Balance, December 31, 1994.........................  $(24)  $(13,287) $(13,311)
  Net income.......................................   132     13,018    13,150
  Capital distributions............................   (21)    (2,084)   (2,105)
                                                     ----   --------  --------
Balance, December 31, 1995.........................    87     (2,353)   (2,266)
  Net income.......................................   184     18,265    18,449
  Capital distributions............................   (50)    (4,964)   (5,014)
                                                     ----   --------  --------
Balance, December 31, 1996.........................   221     10,948    11,169
  Net income.......................................   164     16,252    16,416
  Investor note payments...........................   --          47        47
  Capital distributions............................   (78)    (7,706)   (7,784)
                                                     ----   --------  --------
Balance, December 31, 1997.........................  $307   $ 19,541  $ 19,848
                                                     ====   ========  ========



                See Notes to Consolidated Financial Statements.

                                  MHP Supp-53

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    1997       1996      1995
                                                  ---------  --------  --------
OPERATING ACTIVITIES
  Net income....................................  $  16,416  $ 18,449  $ 13,150
  Extraordinary item............................      3,061       --        --
                                                  ---------  --------  --------
  Income before extraordinary item..............     19,477    18,449    13,150
  Noncash items:
    Depreciation and amortization...............     10,601     9,693    11,739
    Minority interest in income.................      2,579     2,648     1,718
    Amortization of deferred financing costs as
     interest...................................        519       519     1,041
    Loss on disposal of property and equipment..        --          6        48
  Changes in operating accounts:
    Payment of deferred incentive management
     fees.......................................     (2,046)   (1,474)   (1,972)
    Due from Marriott International, Inc. ......      1,202    (1,964)     (360)
    Accounts payable and accrued interest.......       (595)     (292)      325
    Due to Host Marriott Corporation............         21        47        62
    Prepaid ground rent and other receivables...        --        --          4
                                                  ---------  --------  --------
      Cash provided by operating activities.....     31,758    27,632    25,755
                                                  ---------  --------  --------
INVESTING ACTIVITIES
  Additions to property and equipment...........    (10,326)   (9,732)   (6,123)
  Changes in property improvement funds.........     (2,514)      821    (1,748)
  Withdrawal from capital reserve escrow........        --        --        949
                                                  ---------  --------  --------
      Cash used in investing activities.........    (12,840)   (8,911)   (6,922)
                                                  ---------  --------  --------
FINANCING ACTIVITIES
  Proceeds from mortgage debt...................    152,000       --        --
  Repayments of mortgage debt and capital lease
   obligations..................................   (147,013)   (8,901)   (8,970)
  Capital distributions to partners.............     (7,777)   (5,007)   (2,105)
  Proceeds from (repayments of) notes payable to
   Marriott International, Inc. ................      2,909      (486)     (485)
  Repayments to Host Marriott Corporation.......     (2,294)   (4,126)   (2,727)
  Payment of financing costs....................     (2,004)      (40)   (2,254)
  Capital distributions to minority interest....     (1,980)   (2,104)   (1,485)
  Payment of prepayment penalty.................     (1,919)      --        --
  Payment of loan deposit.......................     (1,800)      --        --
  Collection of investor notes receivable.......         47       --        --
                                                  ---------  --------  --------
      Cash used in financing activities.........     (9,831)  (20,664)  (18,026)
                                                  ---------  --------  --------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS....................................      9,087    (1,943)      807
CASH AND CASH EQUIVALENTS at beginning of year..      1,607     3,550     2,743
                                                  ---------  --------  --------
CASH AND CASH EQUIVALENTS at end of year........  $  10,694  $  1,607  $  3,550
                                                  =========  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash paid for mortgage and other interest.....  $  20,894  $ 21,390  $ 20,893
                                                  =========  ========  ========

                See Notes to Consolidated Financial Statements.

                                  MHP Supp-54

        MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Marriott Hotel Properties Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed on August 22, 1984, to acquire, construct, own and operate the 1,503-room Marriott Orlando World Center Hotel (the "Orlando World Center"). The Orlando World Center is managed as part of the Marriott Hotels, Resorts and Suites full-service hotel system by Marriott International, Inc. (the "Manager" or "Marriott International").

  Between November 1, 1985 and November 27, 1985 (the "Closing Date"), 1,000 limited partnership interests (the "Units"), representing a 99% interest in the Partnership, were sold in a private placement. The limited partners paid $10,000,000 in cash on the Closing Date with the remainder due in five annual installments through May 15, 1990. The limited partners' obligations to make the installment payments were evidenced by promissory notes totaling $45,350,000 payable to the Partnership and secured by the Units. The general partner is Hotel Properties Management, Inc. (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation, with a 1% general partnership interest.

  On the Closing Date, the Partnership purchased from affiliates of Host Marriott (i) a 99% limited partnership interest in the Warner Center Marriott Hotel Limited Partnership (the "Warner Center Partnership"), which owned the 473-room Warner Center Marriott Hotel (the "Warner Center Hotel") in Los Angeles, California and (ii) a 49% general partnership interest in, and a loan receivable of $3,680,000 from, Lauderdale Beach Association (the "Harbor Beach Partnership"), a general partnership that owns Marriott's 624-room Harbor Beach Resort (the "Harbor Beach Hotel") in Ft. Lauderdale, Florida. As a result of certain transactions, the Partnership now owns a 50.5% interest in the Harbor Beach Partnership. The Harbor Beach Hotel is leased to Marriott Hotel Services, Inc. (the "Operating Tenant"), a wholly-owned subsidiary of Marriott International. On November 17, 1993, the lender foreclosed on the Warner Center Hotel. The foreclosure was followed by the dissolution of the Warner Center Partnership.

  On January 14, 1997, MHP Acquisition Corporation (the "Company"), a wholly-owned subsidiary of Host Marriott, completed a tender offer for limited partnership units in the Partnership. The Company purchased 463.75 units for an aggregate consideration of $37.1 million or $80,000 per unit. Additionally, in a Partnership vote held in conjunction with the tender offer, the limited partners approved all of the proposed amendments to the partnership agreement that were conditions to the tender offer. Subsequent to the tender offer, the Company purchased an additional 8 units on March 29, 1997 and one unit on June 21, 1997. Combined with its prior ownership position, Host Marriott now indirectly owns, through affiliates, 48.84% of the Partnership.

 Partnership Allocations and Distributions

  The Partnership generally allocates net profits and losses, cash available for distribution and tax credits as follows: (i) first, 1% to the General Partner and 99% to the limited partners until cumulative distributions of sale and refinancing proceeds ("Capital Receipts") equal to 50% of capital contributions have been distributed; (ii) next, 15% to the General Partner and 85% to the limited partners until cumulative distributions of Capital Receipts equal to all capital contributions have been distributed; and (iii) thereafter, 30% to the General Partner and 70% to the limited partners.

  Capital Receipts not retained by the Partnership will generally be distributed (i) first, 1% to the General Partner and 99% to the limited partners until the General Partner and the limited partners (collectively the "Partners") have received cumulative distributions of Capital Receipts equal to their capital contributions; and (ii) thereafter, 30% to the General Partner and 70% to the limited partners.

                                  MHP Supp-55

  Gains are generally allocated (i) first, to Partners with negative capital accounts, (ii) next, in amounts necessary to bring each Partner's capital account balance equal to their invested capital, defined as the excess of paid-in capital contributions over cumulative distributions of Capital Receipts, and (iii) thereafter, 30% to the General Partner and 70% to the limited partners.

  Upon the sale of substantially all of the assets, gains and sales proceeds will be distributed based on a specific allocation, as stated in the partnership agreement, in order to provide the limited partners (if proceeds are sufficient) a 15% cumulative return, as defined, to the extent not previously received from cash distributions.

  For financial reporting purposes, net losses of the Partnership are allocated 1% to the General Partner and 99% to the limited partners.

  The Harbor Beach Partnership generally allocates profits and losses, cash distributions, gains and losses, and Capital Receipts in the ratio of ownership interests.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Working Capital and Supplies

  Pursuant to the terms of the management agreement discussed in Note 8, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Orlando World Center. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon the termination of the management agreement, the Manager is required to convert working capital and supplies into cash and return it to the Partnership. As a result of these conditions, the individual components of working capital and supplies controlled by the Manager are not reflected in the accompanying consolidated balance sheet. As of December 31, 1997 and 1996, $4,707,000 has been advanced to the Manager for working capital and supplies which is included in "Due from Marriott International, Inc." on the accompanying consolidated balance sheet. The supplies advanced to the Manager are recorded at their estimated net realizable value. As of December 31, 1997 and 1996, accumulated amortization related to the revaluation of these supplies totaled $762,000.

 Revenues and Expenses

  Hotel Revenues represents house profit from the Orlando World Center since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Orlando World Center to the Manager. House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs, which are disclosed separately in the consolidated statement of operations (see Note 3).

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to

                                  MHP Supp-56

Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotel. Accordingly, hotel sales and property-level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $74.6 million, $69.8 million and $67.1 million for the year ended December 31, 1997, 1996 and 1995, respectively, and will have no impact on operating profit or net income.

 Principles of Consolidation

  The consolidated financial statements for the years ended December 31, 1997, 1996 and 1995 include the accounts of the Partnership and the Harbor Beach Partnership (collectively the "Partnerships"). The 49.5% general partnership interest in the Harbor Beach Partnership owned by an unrelated party is reported as minority interest. All significant intercompany balances and transactions have been eliminated.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives of the assets, less a 10% estimated residual value on the original building cost and land improvements related to the Orlando World
Center:

   Land improvements............................................. 40 to 50 years
   Building and improvements..................................... 40 to 50 years
   Leasehold improvements........................................       40 years
   Furniture and equipment.......................................  3 to 10 years

  All property and equipment is pledged as security for the mortgage debt described in Note 6.

  The Partnership and the Harbor Beach Partnership assess the impairment of their real estate properties based on whether estimated future undiscounted cash flow from such properties on an individual hotel basis will be less than their net book value. If a property is impaired, its basis is adjusted to fair market value.

 Deferred Financing Costs

  Prior to 1997, deferred financing costs consisted of costs incurred in connection with the October 31, 1995 refinancing of the Orlando Mortgage Debt, described in Note 6. Deferred financing costs associated with this refinancing totaled $2,316,000. On December 31, 1997, the Partnership refinanced the Orlando Mortgage Debt and incurred financing costs of $2,004,000. The deferred financing costs are amortized over the period of the debt using the straight-line method which approximates the effective interest rate method. The net deferred financing costs associated with the 1995 refinancing of $1,142,000 were amortized on December 31, 1997 and are reflected as part of the extraordinary loss on the consolidated statement of operations. Deferred financing costs associated with the restructuring of the Harbor Beach Mortgage Debt (see Note 6) amounted to $350,000. Accumulated amortization of deferred financing costs was $224,000 and $879,000 at December 31, 1997 and 1996, respectively.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

                                  MHP Supp-57

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes, but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income for financial reporting purposes and the net income reported in the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, differences in the timing of the recognition of base and incentive management fee expense and the expensing of certain costs incurred during construction which have been capitalized in the accompanying financial statements. As a result of these differences, the excess of the tax basis in net Partnership liabilities over the net liabilities reported in the accompanying financial statements amounted to $109,961,000 and $100,739,000 as of December 31, 1997 and 1996, respectively.

 Statement of Financial Accounting Standards

  In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 has not had an effect on the consolidated financial statements.

NOTE 3. HOTEL REVENUES

  Hotel Revenues consist of hotel operating results for the Orlando World Center for the three years ended December 31, 1997 (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   HOTEL SALES
     Rooms............................................. $64,277 $59,289 $56,881
     Food and beverage.................................  51,424  47,852  45,708
     Other.............................................  12,517  13,157  11,762
                                                        ------- ------- -------
                                                        128,218 120,298 114,351
                                                        ------- ------- -------
   HOTEL EXPENSES
     Departmental Direct Costs
       Rooms...........................................  12,801  12,201  11,665
       Food and beverage...............................  32,391  29,968  28,784
     Other hotel operating expenses....................  29,452  27,606  26,651
                                                        ------- ------- -------
                                                         74,644  69,775  67,100
                                                        ------- ------- -------
   HOTEL REVENUES...................................... $53,574 $50,523 $47,251
                                                        ======= ======= =======

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                             1997       1996
                                                           ---------  ---------
   Land and improvements.................................. $  31,074  $  31,074
   Building and improvements..............................   152,560    152,361
   Leasehold improvements.................................    82,871     80,841
   Furniture and equipment................................    77,943     69,846
                                                           ---------  ---------
                                                             344,448    334,122
   Less accumulated depreciation..........................  (122,232)  (111,631)
                                                           ---------  ---------
                                                           $ 222,216  $ 222,491
                                                           =========  =========

                                  MHP Supp-58

NOTE 5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                                    AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                                    ------------------------ ------------------------
                                                 ESTIMATED                ESTIMATED
                                     CARRYING       FAIR      CARRYING       FAIR
                                      AMOUNT       VALUE       AMOUNT       VALUE
                                    ----------- ------------ ----------- ------------
                                                     (IN THOUSANDS)
   Mortgage debt..................  $   235,946 $   237,725  $   230,959 $   233,468
   Note payable due to Host
    Marriott Corporation..........          --          --         2,294       2,294
   Incentive management fees
    payable to
    Marriott International, Inc. ..         --          --         2,046       2,046
   Notes payable due to Marriott
    International, Inc. ..........        4,802       4,748        1,893       1,847

  The estimated fair value of mortgage debt is based on the expected future debt service payments discounted at estimated market rates. Notes payable due to Host Marriott Corporation and Marriott International, Inc. and incentive management fees payable to Marriott International, Inc. are valued based on the expected future payments from operating cash flow discounted at risk-adjusted rates.

NOTE 6. DEBT

  The Partnerships have entered into various long-term loan agreements to provide nonrecourse mortgage financing for the Hotels. Combined mortgage debt maturities, at December 31, 1997 are (in thousands):

   1998................................................................ $  2,965
   1999................................................................    3,346
   2000................................................................   82,049
   2001................................................................    1,748
   2002................................................................    1,884
   Thereafter..........................................................  143,954
                                                                        --------
                                                                        $235,946
                                                                        ========

 Orlando Mortgage

  On January 12, 1993 (the "Closing Date"), the General Partner refinanced the Orlando World Center mortgage debt (the "Orlando Mortgage Debt"). On the Closing Date, the Partnership paid $29.3 million to the lender which was applied as follows: $12.0 million to the outstanding principal balance, $13.5 million to interest due through the Closing Date and $3.8 million to financing costs. The Orlando Mortgage Debt carried a fixed rate of interest of 6.705% and required semi-annual principal amortization totaling $22 million through its maturity on June 16, 1995 (the "Maturity Date").

  On the Maturity Date, the lender granted the Partnership a forbearance on the loan extending it from June 16, 1995 through October 31, 1995. The Partnership paid interest monthly in arrears at a floating rate equal to the applicable Federal Funds rate plus 225 basis points. During the forbearance period, the weighted average interest rate was 7.94%. On October 31, 1995, the Partnership successfully completed a modification and extension of the Orlando Mortgage Debt. The mortgage debt carried a fixed rate of interest of 8.44% and required semi-annual amortization of principal. The loan was due to mature on June 16, 2000 with unamortized principal of $127.0 million due at that time. No debt service guarantee was provided. As of December 31, 1997 and December 31, 1996, the outstanding principal balance was $138,479,000 and $145,479,000, respectively. The outstanding principal balance was repaid on December 31, 1997 with proceeds from the refinancing discussed below.

                                  MHP Supp-59

  On October 31, 1997, the General Partner executed a commitment letter with two new lenders to refinance the Orlando World Center's mortgage debt. The new loan provides a total borrowing capacity of $240 million.

  On December 31, 1997, the Partnership completed the refinancing of the mortgage debt. The new lenders provided $152 million to pay the outstanding balance on the existing mortgage and accrued interest of $139.3 million, related financing costs of $2.0 million, a prepayment penalty of $1.9 million that has been reflected as part of the extraordinary loss on the accompanying consolidated statement of operations and the remaining $8.8 million is part of the Partnership's working capital. The loan requires monthly payments of interest at a fixed rate of 7.48% and principal based on a 30-year amortization schedule. The loan matures on January 1, 2008.

  The remaining balance of $88 million is available for the construction costs associated with a 500-room expansion at the Orlando World Center. In connection with the executed commitment letter, the Partnership advanced $2.4 million to the lender as a good faith deposit. Upon completion of the $152 million portion of the loan, the lender returned $600,000 of this deposit. The remaining $1.8 million will be returned to the Partnership upon completion of construction. The General Partner is currently working with the lender to finalize the documents related to this construction loan.

  The refinanced mortgage debt is secured by the Orlando World Center, the land on which the Orlando World Center and golf course are located and an assignment of certain operating agreements.

 Harbor Beach Mortgage

  The original Harbor Beach loan agreement provided $86.6 million for construction of the Harbor Beach Hotel. On June 30, 1986, this debt was refinanced with a major insurance company. The $92 million replacement loan (the "Harbor Beach Mortgage Debt") bore interest at a fixed rate of 9.375% and required payments of interest only through July 1988 and monthly payments of principal and interest in the amount of $765,000 thereafter until maturity on July 1, 1993. Upon maturity, the lender granted the Harbor Beach Partnership a forbearance of the loan for a fee of $165,000. Under the forbearance agreement, the Harbor Beach Partnership continued to pay the lender through March 29, 1994, payments of principal and interest in accordance with the terms of the Harbor Beach Mortgage Debt.

  On March 29, 1994 (the "Closing Date"), the Harbor Beach Partnership completed the restructuring of the Harbor Beach Mortgage Debt. The restructured mortgage debt carries a fixed rate of interest of 9.125% (the "Contract Interest Rate") and is payable monthly in arrears. Interest only at the Contract Interest Rate was due and payable for the first twelve payments through and including April 1, 1995. For the period from the Closing Date through April 1, 1995, the difference between the interest only payment and $772,600 (the "Payment Amount") was contributed to an escrow account with the lender to fund capital improvements at the Harbor Beach Hotel. The Payment Amount represents the amount necessary to amortize the outstanding principal balance, as of the Closing Date, over a 22-year effective amortization period. The loan matures on May 1, 2000. The restructured mortgage debt is collateralized by all property and assets of the Harbor Beach Hotel. No debt service guarantee was provided. As of December 31, 1997 and 1996, the outstanding principal balance was $83,946,000 and $85,480,000, respectively.

 Orlando Ballroom Loan

  During 1990, Host Marriott agreed to provide interim financing of up to $14 million to fund the construction of a new ballroom and exhibition hall at the Orlando World Center. Construction was completed in February 1990. On December 31, 1990, the interim financing was converted to a permanent loan from Host Marriott with $13.2 million advanced. Interest only, at the Bankers Trust Company prime rate, was payable from the Partnership's cash flow after debt service. On June 16, 1992, in conjunction with the refinancing of the Orlando Mortgage Debt, the Orlando ballroom loan was converted from a term loan to a revolving line of credit with a floating interest rate equal to the Bankers Trust Company prime rate. As of December 31, 1996, the outstanding principal balance was $2,294,000. The remaining outstanding principal balance was paid in full on June 24, 1997. The weighted average effective interest rate for the period from January 1, 1997 through June 24, 1997 and for

                                  MHP Supp-60
the years ended December 31, 1996 and 1995 was 8.4%, 8.3% and 8.8%, respectively (rate as of June 24, 1997 and December 31, 1996 was 8.5% and 8.3%, respectively).

 Orlando Rooms Renovation Loan

  During 1997, the Partnership entered into a loan agreement (the "Orlando Rooms Renovation Loan") with Marriott International Capital Corporation ("MICC"), a wholly-owned subsidiary of Marriott International, in conjunction with a rooms and suites refurbishment at the Orlando World Center. The loan provided financing of $3.5 million. The loan requires payments of principal and interest to be paid from the Orlando World Center property improvement fund. This unsecured loan carries a fixed interest rate of 9% and matures on June 16, 1999. The outstanding principal balance was $3,472,000 on December 31, 1997.

 Harbor Beach Rooms Renovation Loan

  On July 21, 1994, the Harbor Beach Partnership entered into a loan agreement with MICC in conjunction with a rooms and suites refurbishment at the Harbor Beach Hotel. The loan provided financing of up to $2.8 million, plus accrued interest through December 31, 1994, to fund costs in excess of funds available in the Harbor Beach Partnership's property improvement fund. This unsecured loan carries a fixed rate of interest of 8%. Accrued interest totaling $64,000 was rolled into the principal balance at December 31, 1994. Payments of principal and interest based upon a five-year amortization period commenced in January 1995. Under the terms of the loan, the debt service payments are included as a deduction in determining the fees paid to the Operating Tenant, as described in Note 8. As of December 31, 1997 and 1996, the outstanding principal balance was $1,330,000 and $1,893,000, respectively. Interest earned by MICC was $128,000, $171,000 and $211,000 in 1997, 1996 and 1995,
respectively.

NOTE 7. LEASES

  The Harbor Beach Partnership, through an assignment of a lease on January 15, 1982, acquired all rights to a 99-year lease with a 25-year renewal option for the land on which the Harbor Beach Hotel is located. On April 28, 1993, the lessor sold its rights under the lease to an unrelated party. A provision under the sale of the lease provided for the early refund to the Harbor Beach Partnership of the remaining $1,250,000 balance of an initial $2,500,000 security deposit paid to the lessor and a $500,000 payment to facilitate the modification of the lease.

  Lease payments are made quarterly in advance in accordance with a lease year that operates from December 1 through November 30. The annual rental is $1,560,000 for lease years 1995 through 1999. After lease year 1999, annual rentals for each succeeding five-year period increase by an amount equal to 10% of the previous annual rental.

  Minimum annual rentals during the term of the ground lease are (in thousands):

   YEAR
   ----
   1998............................................................... $  1,560
   1999...............................................................    1,573
   2000...............................................................    1,716
   2001...............................................................    1,716
   2002...............................................................    1,716
   Thereafter.........................................................  311,043
                                                                       --------
   Total Minimum Lease Payments....................................... $319,324
                                                                       ========

NOTE 8. MANAGEMENT AND OPERATING LEASE AGREEMENTS

  The Partnership has entered into a long-term management agreement with the Manager, and the Harbor Beach Partnership has entered into a long-term operating lease with the Operating Tenant. The Hotels are operated as part of the Marriott Hotels, Resorts and Suites full-service hotel system. Significant provisions under the agreements are as follows:

                                  MHP Supp-61

  Orlando World Center. The management agreement provides for an initial term of 25 years, commencing with the opening of the Orlando World Center (March 24, 1986), and five 10-year renewals at the Manager's option. The Manager is paid a base management fee of 3% of gross hotel sales and is also entitled to an incentive management fee equal to 20% of operating profit, as defined, and an additional incentive management fee equal to 30% of the following amount:
(i) 80% of operating profit in each fiscal year less (ii) the greater of (a) $25,000,000 or (b) debt service plus $7,000,000. Payment of the incentive management fee is subordinate to debt service and retention of specified amounts of operating profit by the Partnership. Unpaid incentive management fees are deferred without interest and are payable from future operating cash flow, as defined, but are due upon termination of the management agreement only if the termination is the result of a default by the Partnership. Unpaid incentive management fees as of December 31, 1996 were $2,046,000 which were paid in 1997. Therefore, there were no unpaid incentive management fees as of December 31, 1997. In addition, based on higher cash flow from the Orlando Hotel, the Manager earned additional incentive management fees in 1997 which were paid during the year.

  Under the management agreement, the Manager is required to furnish the Orlando World Center with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Marriott full-service hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by Marriott International or its subsidiaries. In addition, the Hotel participates in Marriott International's Marriott Rewards Program ("MRP"). This program was formerly known as the Honored Guest Awards Program ("HGA"). The cost of this program is charged to all hotels in the Marriott hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs allocated to the Orlando World Center was $3,149,000, $3,588,000, and $3,336,000 for the years ended December 31,
1997, 1996 and 1995, respectively.

  Harbor Beach Hotel. The operating lease provides for an initial 36-year term commencing with the opening of the Harbor Beach Hotel (October 29, 1984), with options to renew for six successive 10-year periods based on certain defined conditions. The annual rental paid to the Harbor Beach Partnership includes the following:

  . basic rental: annual rental payable under the land lease and insurance costs

  . percentage rental: determined by multiplying the applicable percentage set annually by the Harbor Beach Partnership by revenues

  . performance rental: first $9,720,000 of operating profit of the Harbor Beach Hotel, as defined

  . additional performance rental: 50% of operating profit of the Harbor Beach Hotel, as defined, in excess of $9,720,000

  . contingent rental: up to 50% of operating profit of the Harbor Beach Hotel, as defined, in excess of $9,720,000 if the aggregate annual rental is otherwise insufficient to cover debt service.

  Pursuant to the terms of the Harbor Beach rooms renovation loan (see Note
6), the annual performance rental is adjusted upward by the annual debt service required under the loan. For the five-year period beginning with 1995 and ending in 1999, annual performance rental is increased by $696,557 to $10,416,557. Subsequent to year-end 1999, performance rental will return to $9,720,000.

  Percentage rental is intended to cover the cost of utilities, repairs and maintenance, and the required contribution to the property improvement fund (5% of sales) and is therefore adjusted annually in order to equal the actual applicable costs. Any payments of contingent rental reduce future payments of additional performance rental (subject to limitations) in subsequent years. No contingent rental has been accrued as of December 31, 1997 and 1996.

                                  MHP Supp-62

  Rental income under the Harbor Beach Partnership operating lease for the three years ended December 31, 1997 was (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   Basic Rental........................................ $ 1,712 $ 1,694 $ 1,616
   Percentage Rental...................................   6,284   6,240   5,921
   Performance Rental..................................  10,417  10,417  10,417
   Additional Performance Rental.......................   3,224   2,960   1,793
                                                        ------- ------- -------
                                                        $21,637 $21,311 $19,747
                                                        ======= ======= =======

  Cost and accumulated depreciation of the rental property were $103,110,000 and $41,299,000 at December 31, 1997, and $100,647,000 and $37,279,000,
respectively, at December 31, 1996.

 Property Improvement Funds

  The management agreement and the operating lease provide for the establishment of a property improvement fund for each of the Hotels. Contributions to the property improvement funds are equal to five percent of gross sales of each hotel. Contributions to the fund for the Orlando World Center totaled $6,411,000 and $6,015,000 for the years ended December 31, 1997 and 1996, respectively. Contributions to the fund for the Harbor Beach Hotel totaled $2,730,000 and $2,729,000 for the years ended December 31, 1997 and 1996, respectively.

NOTE 9. COMPARATIVE LEASED HOTEL OPERATING RESULTS

  The Harbor Beach Hotel is a leased property whose income to the Partnership is included in the consolidated statement of operations as rental income. The following is a comparative summary of hotel operating results for the Harbor Beach Hotel for the three years ended December 31, 1997 (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   HOTEL SALES
     Rooms............................................. $32,322 $30,939 $28,384
     Food and beverage.................................  20,668  20,764  19,366
     Other.............................................   5,089   5,016   4,857
                                                        ------- ------- -------
                                                         58,079  56,719  52,607
                                                        ------- ------- -------
   HOTEL EXPENSES
     Departmental Direct Costs
       Rooms...........................................   5,882   5,566   5,332
       Food and beverage...............................  12,937  12,664  12,140
     Other hotel operating expenses....................  22,395  22,151  21,219
                                                        ------- ------- -------
                                                         41,214  40,381  38,691
                                                        ------- ------- -------
   HOTEL REVENUES...................................... $16,865 $16,338 $13,916
                                                        ======= ======= =======

                                  MHP Supp-63

          MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                           FIRST TWO QUARTERS
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
REVENUES
  Hotel................................................... $  32,957  $  30,867
  Rental income...........................................    15,011     15,006
                                                           ---------  ---------
                                                              47,968     45,873
                                                           ---------  ---------
OPERATING COSTS AND EXPENSES
  Incentive management fees...............................     6,328      6,187
  Depreciation and amortization...........................     4,892      4,561
  Base management fees....................................     2,095      2,024
  Ground rent, property taxes and other...................     4,538      4,368
                                                           ---------  ---------
                                                              17,853     17,140
                                                           ---------  ---------
OPERATING PROFIT..........................................    30,115     28,733
  Interest expense........................................    (9,199)    (9,893)
  Other revenue...........................................       505        285
                                                           ---------  ---------
INCOME BEFORE MINORITY INTEREST...........................    21,421     19,125
MINORITY INTEREST IN INCOME...............................    (3,603)    (3,782)
                                                           ---------  ---------
NET INCOME................................................ $  17,818  $  15,343
                                                           =========  =========
ALLOCATION OF NET INCOME
  General Partner......................................... $     178  $     153
  Limited Partners........................................    17,640     15,190
                                                           ---------  ---------
                                                           $  17,818  $  15,343
                                                           =========  =========
NET INCOME PER LIMITED PARTNER UNIT (1,000 Units)......... $  17,640  $  15,190
                                                           =========  =========


           See Notes to Condensed Consolidated Financial Statements.

                                  MHP Supp-64

          MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                         JUNE 19,   DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
                        ASSETS
Property and equipment, net...........................   $220,939     $222,216
Due from Marriott International, Inc. and affiliates..      9,012        7,912
Minority interest.....................................      7,924       10,042
Other assets..........................................     12,022       10,245
Cash and cash equivalents.............................     28,367       10,694
                                                         --------     --------
                                                         $278,264     $261,109
                                                         ========     ========
          LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
  Mortgage debt.......................................   $237,183     $235,946
  Notes payable and amounts due to Marriott Interna-
   tional, Inc. and affiliates........................      3,780        4,987
  Accounts payable and accrued interest...............      1,129          196
  Amounts due to Host Marriott Corporation............         21          132
                                                         --------     --------
    Total Liabilities.................................    242,113      241,261
                                                         --------     --------
PARTNERS' CAPITAL
  General Partner.....................................        470          307
  Limited Partners....................................     35,681       19,541
                                                         --------     --------
    Total Partners' Capital...........................     36,151       19,848
                                                         --------     --------
                                                         $278,264     $261,109
                                                         ========     ========



           See Notes to Condensed Consolidated Financial Statements.

                                  MHP Supp-65

          MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                          FIRST TWO QUARTERS
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
OPERATING ACTIVITIES
  Net income............................................. $  17,818  $  15,343
  Noncash items..........................................     8,614      8,582
  Changes in operating accounts..........................      (370)     1,708
                                                          ---------  ---------
    Cash provided by operating activities................    26,062     25,633
                                                          ---------  ---------
INVESTING ACTIVITIES
  Additions to property and equipment....................    (3,615)    (1,481)
  Changes in property improvement funds..................    (1,802)    (3,590)
                                                          ---------  ---------
    Cash used in investing activities....................    (5,417)    (5,071)
                                                          ---------  ---------
FINANCING ACTIVITIES
  Construction loan advances.............................     2,492        --
  Principal repayments of mortgage debt..................    (1,255)    (4,122)
  Capital distributions to partners......................    (1,515)    (1,514)
  Capital distributions to minority interest.............    (1,485)    (1,485)
  Repayments to Marriott International, Inc. and affili-
   ates..................................................    (1,175)      (296)
  Payment of financing costs.............................       (34)       --
                                                          ---------  ---------
    Cash used in financing activities....................    (2,972)    (7,417)
                                                          ---------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS....................    17,673     13,145
CASH AND CASH EQUIVALENTS at beginning of period.........    10,694      1,607
                                                          ---------  ---------
CASH AND CASH EQUIVALENTS at end of period............... $  28,367  $  14,752
                                                          =========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest.............. $   8,112  $   9,660
                                                          =========  =========


           See Notes to Condensed Consolidated Financial Statements.

                                  MHP Supp-66

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed consolidated financial statements have been prepared by Marriott Hotel Properties Limited Partnership (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed consolidated financial statements should be read in conjunction with the Partnership's financial statements and notes thereto included in the Partnership's Form 10-K for the year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998, the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  The Partnership owns Marriott's Orlando World Center (the "Orlando Hotel") and a 50.5% interest in a partnership owning Marriott's Harbor Beach Resort (the "Harbor Beach Partnership"), whose financial statements are consolidated herein. The remaining 49.5% general partnership interest in the Harbor Beach Partnership is reported as minority interest. All significant intercompany balances and transactions have been eliminated.

  For financial reporting purposes, net income and net losses of the Partnership are allocated 99% to the limited partners and 1% to the general partner. Significant differences exist between the net income and net losses for financial reporting purposes and the net income and net losses reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, differences in the timing of the recognition of management fee expense and the deduction of certain costs incurred during construction which have been capitalized in the accompanying condensed consolidated financial statements.

  2. Certain reclassifications were made to the prior year financial statements to conform to the 1998 presentation.

  3. Hotel revenues represent house profit from the Orlando Hotel since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Orlando Hotel to Marriott International, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes and certain other costs, which are disclosed separately in the condensed consolidated statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property-level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to new presentation.

                                  MHP Supp-67

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

Application of EITF 97-2 will increase both revenues and operating expenses by approximately $36.9 million and $36.6 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.

increased both revenues and operating costs and expenses by approximately $36.9 million and would have had no impact on net income.

  Hotel revenues consist of hotel operating results for the Orlando Hotel for 1998 and 1997 (in thousands):

                                                                   FIRST TWO
                                                                   QUARTERS
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
   HOTEL SALES
     Rooms..................................................... $35,167 $34,365
     Food and beverage.........................................  28,201  26,476
     Other.....................................................   6,480   6,614
                                                                ------- -------
                                                                 69,848  67,455
                                                                ------- -------
   HOTEL EXPENSES
     Departmental Direct Costs
       Rooms...................................................   6,392   6,477
       Food and beverage.......................................  16,820  16,025
     Other hotel operating expenses............................  13,679  14,086
                                                                ------- -------
                                                                 36,891  36,588
                                                                ------- -------
   HOTEL REVENUES.............................................. $32,957 $30,867
                                                                ======= =======

  4. Rental income under the Harbor Beach Partnership operating lease for the first two quarters was (in thousands):

                                                                   FIRST TWO
                                                                   QUARTERS
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
   Basic rental................................................ $   806 $   771
   Percentage rental...........................................   3,279   3,513
   Performance rental..........................................  10,417  10,417
   Additional performance rental...............................     509     305
                                                                ------- -------
   RENTAL INCOME............................................... $15,011 $15,006
                                                                ======= =======

  5. On April 15, 1998, the Partnership successfully completed the financing for the expansion of the Orlando World Center (the "Construction Loan"). The lender is obligated to provide up to $88 million to fund costs related to the construction of a 500-room tower, new parking garage, expansion of the existing JW's Steakhouse restaurant, redesign of the existing golf course and construction of 15,000 square feet of additional meeting space. During the construction period, the Partnership is required to make monthly payments of principal and interest at the fixed interest rate of 7.48% with such interest payments funded by the Construction Loan. Principal payments will be funded by hotel operations. Upon completion of the expansion, the Partnership will be required to pay principal and interest at the fixed interest rate of 7.48% amortized over the remaining term of the Construction Loan. The Construction Loan matures on January 1, 2008. As of June 19, 1998, the Partnership has received Construction Loan advances of $2.5 million which were used to pay construction costs.

                                  MHP Supp-68

         MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARY

  6. On April 17, 1998, Host Marriott, parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the new Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

                                  MHP Supp-69

                              HOST MARRIOTT, L.P.
                            HMC MERGER CORPORATION

                     SUPPLEMENT DATED OCTOBER 8, 1998 FOR
      PROSPECTUS/CONSENT SOLICITATION STATEMENT DATED OCTOBER 8, 1998 FOR
               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

  On the terms described in the Prospectus/Consent Solicitation Statement (the "Consent Solicitation"), dated October 8, 1998, of which this Supplement (the "Supplement") is a part, Host Marriott Corporation ("Host") has adopted a plan to restructure its business operations so that it will qualify as a real estate investment trust ("REIT"). As part of this restructuring (the "REIT Conversion"), Host and its consolidated subsidiaries will contribute their full-service hotel properties and certain other businesses and assets to Host Marriott, L.P. (the "Operating Partnership") in exchange for units of limited partnership interest in the Operating Partnership ("OP Units") and the assumption of liabilities. The sole general partner of the Operating Partnership will be HMC Merger Corporation, a Maryland corporation to be renamed "Host Marriott Corporation" ("Host REIT"), the entity into which Host will merge as part of the REIT Conversion. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000).

  As part of the REIT Conversion, the Operating Partnership is proposing to acquire by merger (the "Mergers") Marriott Hotel Properties II Limited Partnership, a Delaware limited partnership ("MHP2" or the "Partnership"), and up to seven other limited partnerships (the "Partnerships") that own full-service hotels in which Host or its subsidiaries are general partners. As more fully described in the Consent Solicitation, limited partners of those Partnerships that participate in the Mergers will receive OP Units in exchange for their partnership interests in such Partnerships (with respect to the Partnerships, those limited partners of the Partnerships who are unaffiliated with Host are referred to herein as the "Limited Partners," and with respect to MHP2, the "MHP2 Limited Partners"). MHP2 Limited Partners may elect to exchange such OP Units received in connection with the Merger for either shares of common stock, par value $.01 per share, of Host REIT ("Common Shares") or unsecured 6.56% Callable Notes due December 15, 2005 issued by the Operating Partnership ("Notes"). Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares (the "Unit Redemption Right").

  The number of OP Units to be allocated to MHP2 will be based upon (i) its Exchange Value (as defined herein) and (ii) the price attributed to an OP Unit following the Merger, determined as described herein (which, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be known at the time of voting. The number of Common Shares an MHP2 Limited Partner may elect to receive in connection with the Merger will equal the number of OP Units received. The principal amount of Notes that MHP2 Limited Partners may elect to receive in connection with the Merger will be based upon MHP2's Note Election Amount (as defined herein). See "Determination of Exchange Value of MHP2 and Allocation of OP Units." The estimated Exchange Value and Note Election Amount set forth herein may increase or decrease as a result of various adjustments, and will be finally calculated shortly before the Effective Date. Pursuant to the Merger, MHP2 Limited Partners have an estimated Exchange Value of $237,334 per Partnership Unit and a Note Election Amount of $205,140 per Partnership Unit.

RISK FACTORS

  In deciding whether to approve the Merger, MHP2 Limited Partners should consider certain risks and other factors. The General Partner believes that MHP2 Limited Partners should particularly consider the following, which should be read in conjunction with the information in the Consent Solicitation under "Risk Factors" and "Federal Income Tax Consequences:"

                                  MHP2 Supp-1

  . Substantial Benefits to Related Parties. Host REIT and its subsidiaries will realize substantial benefits from the Mergers and the REIT Conversion, including savings from a substantial reduction in corporate-level income taxes expected as a result of the REIT Conversion. To the extent that such anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, such benefits will not be shared with the Limited Partners. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partner in connection with the Merger.

  . Absence of Arm's Length Negotiations. No independent representative was retained to negotiate on behalf of the MHP2 Limited Partners or the other Limited Partners. Although the General Partner has obtained the Appraisals and the Fairness Opinion from AAA, AAA has not negotiated with the General Partner or Host and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the MHP2 Limited Partners or the other Limited Partners if such terms and conditions were the result of arm's length negotiations.

  . Other Conflicts of Interest. The Mergers, the REIT Conversion and the recommendations of the General Partner involve the following conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partners and Crestline. The General Partners, which are all subsidiaries of Host (except for PHLP, in which Host is the General Partner), must assess whether a Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships, including MHP2, participate and Host REIT will benefit if the value of OP Units received by the Limited Partners of MHP2 is less than the value of their Partnership Interests. In addition, the terms of the Leases of the Hotels, including the MHP2 Hotels, will be determined by Host and the terms of the Partnership Agreement, including provisions which benefit Host REIT, have been determined by Host. Such conflicts may result in decisions that do not fully reflect the interests of all Limited Partners, including the MHP2 Limited Partners.

  . Uncertainties at the Time of Voting Include the Number of OP Units to be Received. There are several uncertainties at the time the MHP2 Limited Partners must vote on the Merger, including (i) the exact Exchange Value for MHP2 (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Merger, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50) and which, together with the Exchange Value, will determine the number of OP Units the MHP2 Limited Partners will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount is determined. For these reasons, the MHP2 Limited Partners cannot know at the time they vote on the Merger these important aspects of the Merger and they will not know the number of OP Units received in the Merger until approximately 25 trading days after the Merger.

  . Combined REVPAR for the Operating Partnership's Hotels is Significantly Less than the REVPAR for MHP2's Hotels. The Operating Partnership's pro forma REVPAR for the First Two Quarters 1998 is significantly lower than the REVPAR attributable to MHP2's Hotels for the same period.

  . Cash Distributions May Exceed Cash Available for Distribution; Reduced Cash Distributions for MHP2 Limited Partners. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217 million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from

                                  MHP2 Supp-2
     contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions. In addition, the estimated initial annual cash distributions from the Operating Partnership or Host REIT to the MHP2 Limited Partners per Partnership Unit ($12,862) will be less than the estimated cash distributions from operations of MHP2 per Partnership Unit ($27,164) during 1998.

  . Increase in Leverage. It is expected that the Operating Partnership will have a leverage to value ratio of approximately 62%, as compared to MHP2's current leverage ratio of 56% (calculated as a percentage of Exchange Value).

  . Exchange Value May Not Equal Fair Market Value of MHP2's Hotels. Each MHP2 Limited Partner who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such MHP2 Limited Partner's Partnership Interest. The determination of the Exchange Value of MHP2 involves numerous estimates and assumptions. There is no assurance that the Exchange Value of MHP2 will equal the fair market value of the Hotels and other assets contributed by MHP2. See "Determination of Exchange Value of MHP2 and Allocation of OP Units."

  . Allocation of OP Units to Host REIT Is Different from Allocation of OP Units to the Partnerships. Following the REIT Conversion, Host REIT will own a number of OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers and the OP Units to be acquired from the MHP2 Limited Partners and the other Limited Partners who elect to exchange OP Units for Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units, in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. Each Partnership will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and the MHP2 Limited Partners and the other Limited Partners may result in such Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Value of MHP2 and Allocation of OP Units."

  . Allocations of OP Units to the Blackstone Entities and the Private Partnerships Were Not Determined by the Exchange Value
     Methodologies. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquisition did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partners' interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the MHP2 Limited Partners and other Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  . Price of OP Units or Common Shares Might Be Less than the Fair Market Value of the MHP2 Limited Partners' Partnership Interests. The price of an OP Unit for purposes of the Merger will be equal to the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Merger (but it will not be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Merger. This could result in the MHP2 Limited Partners

                                  MHP2 Supp-3
     receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Merger or the fair market value of their Partnership Interests.

  . Inability of MHP2 Limited Partners Who Retain OP Units to Redeem OP Units for One Year. MHP2 Limited Partners who retain OP Units received in the Merger will be unable to redeem such OP Units for one year following the Merger. Until then, MHP2 Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.

  . Current Host Common Stock Price Is Not Necessarily Indicative of the Price of Host REIT Common Shares Following the REIT Conversion. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and cash or other consideration to be distributed in connection with the REIT Conversion (the "Initial E&P Distribution")) and not solely the business and assets of Host REIT following the REIT Conversion. Host's current stock price also is affected by general market conditions.

  . Value of the Notes Will Be Less than the Exchange Value of MHP2. In exchange for OP Units received in the Merger, each MHP2 Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest, which is based upon numerous assumptions and estimates. The deemed value of the OP Units to be received by the MHP2 Limited Partners will exceed the principal amount of the corresponding Notes (because the Exchange Value will be higher than the Note Election Amount) and there is no assurance that the Note an MHP2 Limited Partner receives will have a value equal to either (i) the fair market value of the MHP2 Limited Partner's share of the Hotels and other assets owned by MHP2 or (ii) the principal amount of the Note. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full principal amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both the Participating Partnerships and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which ranks equally with such Notes.

  . Timing of the REIT Conversion. Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. The deadline for consummation of the Merger is June 30, 1999, unless extended by mutual agreement of the Operating Partnership and the General Partner to a date no later than December 31, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share, but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated.

  .  Fundamental Change in Nature of Investment; Potential
     Underperformance. The Merger and the REIT Conversion involve a fundamental change in the nature of an MHP2 Limited Partner's investment from holding an interest in MHP2, which was originally structured as a tax-sheltered cash flow investment (effective through 1997), is a finite-life entity, has a fixed portfolio of four Hotels and distributes the cash flow from the operation of such Hotels to the MHP2 Limited Partners, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company with an expected portfolio of approximately 125 Hotels that (i) collects and distributes to its limited partners rents received from the Lessees (which will bear the risks and receive the direct benefits of the Hotels'

                                  MHP2 Supp-4
     operations), (ii) has the ability to acquire additional hotels and (iii) is able to reinvest proceeds from sales or refinancings of existing Hotels in other hotels. In addition, each MHP2 Limited Partner's investment will change from one that allows an MHP2 Limited Partner to receive a return of capital in the form of distributions from any net proceeds of a sale or refinancing of MHP2's assets to an investment in which an MHP2 Limited Partner who retains OP Units likely would realize a return of capital only through the exercise of the Unit Redemption Right. Those MHP2 Limited Partners who elect to receive Common Shares in connection with the Merger will hold an equity interest in a publicly traded REIT that (i) provides immediate liquidity, (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income, (iii) allows shareholders to influence management by participation in the election of directors and (iv) realizes substantial corporate tax savings as long as certain requirements are met. An MHP2 Limited Partner's share of the liquidation proceeds, if any, from the sale of an MHP2 Hotel or Hotels could be higher than the amount realized upon exercise of the Unit Redemption Right, the sale of Common Shares received in connection with the Mergers or payments on any Note received by an MHP2 Limited Partner who elects to exchange his OP Units for such
     Note in connection with the Merger. An investment in the Operating Partnership or Host REIT may not outperform an investment in MHP2. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  . Exposure to Market and Economic Conditions of Other Hotels. As a result of the Merger, MHP2 Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will own interests in a much larger enterprise with a broader range of assets than MHP2 individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners, including MHP2 Limited Partners, regardless of whether a particular Limited Partner previously was an investor in such affected assets. MHP2 owns discrete assets and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the MHP2 Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than the Hotels previously owned by MHP2.

  . MHP2 Limited Partners Have No Cash Appraisal Rights. MHP2 Limited Partners who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  .  Uncertainties as to the Size and Leverage of the Operating
     Partnership. The MHP2 Limited Partners cannot know at the time they vote on the Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger. In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership, but the Operating Partnership may, in turn, contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  .  Lack of Control over Hotel Operations and Non-Controlled
     Subsidiaries. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the existing managers of the Hotels (the "Managers") pursuant to the existing long-term Management Agreements. The Operating Partnership will not operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only a limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. The Operating Partnership also will not own any of the voting stock of the Non-Controlled Subsidiaries, which may own, in the aggregate, up to 20% by value of the Operating Partnership's assets. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels and the Non-Controlled Subsidiaries to operate and manage their businesses.

                                  MHP2 Supp-5

  . Dependence upon Crestline. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of Host REIT's revenues. Crestline's financial condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to holders of OP Units, including Host REIT, and Host REIT's ability, in turn, to make distribution to its shareholders. As of June 19, 1998, on a pro forma basis, after giving effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  .  Expiration of the Leases and Possible Inability to Find Other
     Lessees. The Leases generally will expire seven to ten years after the Effective Date and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the Code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution.

  .  Requisite Vote of MHP2 Limited Partners Binds All MHP2 Limited
     Partners. For MHP2, approval by a majority of the Partnership Interests of MHP2 that are eligible to be voted is required to approve the Merger and the related amendments to the partnership agreement, as described in "Voting Procedures--Required Limited Partner Vote and Other Conditions." Such approval will cause MHP2 to participate in the Merger and will bind all MHP2 Limited Partners, including MHP2 Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to the partnership agreement.

  . Inability to Obtain Third-Party Consents May Have a Material Adverse Effect. There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. The inability of Host, the Operating Partnership or Host REIT to obtain one or more such consents may cause a default under cross-default provisions of the Company's principal credit facilities or otherwise have a material adverse effect on the Operating Partnership and Host REIT and thus could reduce the value of the OP Units and Common Shares.

  . Competition in the Lodging Industry. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry, in which virtually all of the Hotels operate, is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities. The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions, (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership.

  . Substantial Indebtedness of the Operating Partnership. The Operating Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities), which represents an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based

                                  MHP2 Supp-6
     upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is capital intensive and it will have significant capital requirements in the future. The Operating Partnership's leverage level could affect its ability to (i) obtain financing in the future,
     (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distributions to partners (including Host REIT), (iv) pursue its acquisition strategy or
     (v) compete effectively or operate successfully under adverse economic conditions.

  . No Limitation on Debt. There are no limitations in Host REIT's or the Operating Partnership's organizational documents which limit the amount of indebtedness either may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur.

  . Rental Revenues from Hotels Subject to Prior Rights of Lenders. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnerships (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and to make distributions to holders of OP Units (including Host
     REIT).

  . Ownership Limitations. No person or persons acting as a group may own, actually or constructively (as determined under the applicable Code provisions), (i) in excess of 9.8% of the number or value of outstanding Common Shares of Host REIT or (ii) in excess of 4.9% of the value of the OP Units (other than Host REIT and The Blackstone Group), subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances.

  . Anti-Takeover Effect of Certain Provisions of Host REIT's Charter and Bylaws, Maryland Law and the Shareholder Rights Plan. The Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, as well as provisions of Maryland law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Host REIT. These provisions could limit the price that certain investors might be willing to pay in the future for Common Shares. Certain of these provisions provide for a staggered board and allow Host REIT to issue, without shareholder approval, preferred shares or other stock having rights senior to those of the Common Shares. The Board of Directors also is authorized, without a vote of shareholders, to classify or reclassify unissued common or preferred shares into another class or series of shares. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. The Charter also provides that no person or persons acting as a group may own more than 9.8% (in number or value) of the outstanding shares of any class or series of shares of Host REIT. Host REIT also intends to adopt a Shareholder Rights Plan to replace the existing stockholder rights plan of Host. Host REIT also will become subject to the business combination and control share provisions under Maryland law. Marriott International, Inc. ("Marriott International") has the right to purchase up to 20% of each class of Host's outstanding voting stock at the then fair market value upon the occurrence of certain change of control (or potential change of control) events involving Host, which right will continue in effect after the Merger until June 2017, subject to certain limitations intended to protect the REIT status of Host REIT. See "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."

  . Effect of Subsequent Events upon Recognition of Gain. Even though the MHP2 Limited Partners (other than those who elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) generally are not expected to recognize significant taxable gain at the time of the Merger, there are a variety of events and transactions (including the sale of one or more of the Hotels currently owned by MHP2 or the reduction of indebtedness securing one or more of the Hotels) that could cause an MHP2 Limited Partner to recognize all or a part of the gain that otherwise has

                                  MHP2 Supp-7
     been deferred through the REIT Conversion. See "Federal Income Tax Consequences--Tax Treatment of MHP2 Limited Partners Who Hold OP Units Following the Merger." Certain Hotels (including the Blackstone Hotels) will be covered by agreements with third parties which will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. In addition, if Atlanta Marquis participates in the Mergers, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Atlanta Marquis Hotel or to refinance the debt secured by such Hotel without compensating certain outside partners for the resulting adverse tax consequences. The partnership agreement of the Operating Partnership, which is substantially in the form attached to the Consent Solicitation as Appendix A (the "Partnership Agreement"), does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions). In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transactions) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units--Sales of Assets."

     . Election to Exchange OP Units for Common Shares. An MHP2 Limited Partner who elects to receive Common Shares in exchange for his OP Units in connection with the Merger (the "Common Share Election") will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998). See "Federal Income Tax Consequences--Tax Treatment of MHP2 Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." MHP2 Limited Partners who elect to receive Common Shares in connection with the Merger will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Merger).

     . Election to Exchange OP Units for Notes. An MHP2 Limited Partner who elects to receive a Note in exchange for his OP Units in connection with the Merger (the "Note Election") will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Merger (which currently is expected to occur on December 30, 1998). An MHP2 Limited Partner who receives a
     Note in connection with the Merger may be eligible to defer at least a portion, but not all, of that gain under the "installment sale" rules until principal on the Note is paid. See "Federal Income Tax Consequences--Tax Treatment of MHP2 Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

     . Failure of Host REIT to Qualify as a REIT for Tax Purposes. Taxation of Host REIT as a corporation if it fails to qualify as a REIT, and Host REIT's subsequent liability for federal, state and local taxes on its income and property, would, among other things, have the effect of reducing cash available for distribution to Host REIT's shareholders and materially reducing the value of the Common Shares and OP Units.

     . Failure of the Operating Partnership to Qualify as a Partnership for Tax Purposes. Taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership and the Operating Partnership's subsequent liability for federal, state and local income taxes would, among other things, have the effect of reducing cash available for distribution to holders of OP Units and Common Shares, would cause Host REIT to fail to qualify as a REIT for tax purposes and would cause the holders of OP Units to recognize substantial taxable gain at the time the Operating Partnership ceases to qualify as a partnership.

                                  MHP2 Supp-8

  . Failure of the Leases to Qualify as Leases. If the leases of the Hotels to the Lessee were to be disregarded for tax purposes (for example, because a Lease was determined to lack economic substance), Host REIT could fail to qualify as a REIT and the Operating Partnership might be treated as a corporation for federal income tax purposes, which would have a material adverse impact on the MHP2 Limited Partners and the value of the OP Units and the Common Shares.

  . Change in Tax Laws. No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification.

  . MHP2 Limited Partners Need to Consult with Their Own Tax Advisors. Because the specific tax attributes of an MHP2 Limited Partner and the facts regarding such MHP2 Limited Partner's interest in MHP2 could have a material impact on the tax consequences to such MHP2 Limited Partner of the Merger (including the decision whether to elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) and the subsequent ownership and disposition of OP Units, Common Shares or a Note, it is essential that each MHP2 Limited Partner consult with his own tax advisors regarding the application of federal, foreign and state and local tax laws to such MHP2 Limited Partner's personal tax situation.

  . Effect of Possible Classification as a Publicly Traded Partnership on Passive Losses. There is a significant possibility that the Operating Partnership could be classified as a "publicly traded partnership," in which event the MHP2 Limited Partners would not be able to use suspended passive activity losses from other investments to offset income from the Operating Partnership.

  . Host REIT's Substantial Deferred Tax and Contingent Liabilities. Host REIT will have substantial deferred tax liabilities attributable to Host's assets and operations that are likely to be recognized in the next ten years (notwithstanding Host REIT's status as a REIT), and the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur) whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

  Because REITs are not permitted under current federal income tax law to derive revenues directly from the operation of hotels, the Operating Partnership will lease the Hotels to lessees (the "Lessees") that will operate the Hotels under the existing management agreements and pay rent to the Operating Partnership, as more fully described in the Consent Solicitation. The Lessees generally will be wholly owned indirect subsidiaries of Crestline. Crestline, which currently is a wholly owned subsidiary of Host, will become a separate public company when Host or Host REIT distributes the common stock of Crestline and cash or other consideration to its existing shareholders and the Blackstone Entities in connection with the Initial E&P Distribution. Shares of Host REIT and Crestline will become separately traded securities and the companies will operate independently. There will be no overlap between the boards of Host REIT and Crestline. There will be a substantial overlap of shareholders of the two companies initially, but this overlap will diverge over time.

  MARRIOTT MHP TWO CORPORATION (THE "GENERAL PARTNER"), THE GENERAL PARTNER OF MHP2, BELIEVES THAT THE MERGER PROVIDES SUBSTANTIAL BENEFITS AND IS FAIR TO THE MHP2 LIMITED PARTNERS AND RECOMMENDS THAT ALL MHP2 LIMITED PARTNERS VOTE FOR THE MERGER AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENT.

  The effects of the Mergers may be different for Limited Partners of the various Partnerships. This Supplement has been prepared to highlight for MHP2 Limited Partners the specific risks, benefits, effects and fairness of the Merger to them and to provide other information specific to MHP2. Supplements have also been prepared for each of the other Partnerships. This Supplement, together with the supplements of the other Partnerships (collectively, the "Supplements"), are part of the Consent Solicitation. Upon receipt of a written

                                  MHP2 Supp-9
request by a Limited Partner or his representative so designated in writing, the General Partner will send a copy of any Supplement without charge. All requests for a copy of a Supplement should be directed to: Investor Relations, 10400 Fernwood Road, Bethesda, Maryland 20817, telephone number 301-380-2070 (between the hours of 9:00 a.m. and 4:00 p.m., Eastern time).

  All cross-references refer to the Consent Solicitation unless the context indicates otherwise. Capitalized terms not defined herein shall have the meaning set forth in the Consent Solicitation. The information contained herein, unless otherwise indicated, assumes the REIT Conversion (including the Blackstone Acquisition) occurs with all Partnerships participating and no Common Shares or Notes being issued (the "Full Participation Scenario").

EXPECTED BENEFITS OF THE MERGER

  The General Partner believes that participating in the Merger would likely be beneficial to the MHP2 Limited Partners for the reasons set forth below. This information is qualified by and should be read in conjunction with the information in the Consent Solicitation under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers." These benefits, which should be viewed as alternatives to continuing the business and operations of MHP2, are expected to include:

  . Exchange Value of MHP2. MHP2 Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will receive OP Units or Common Shares with an estimated Exchange Value equal to $237,334 per Partnership Unit.

  . Liquidity. The REIT Conversion will offer MHP2 Limited Partners liquidity with respect to their investments in MHP2 because MHP2 Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Merger or, for MHP2 Limited Partners who retain OP Units, at any time commencing one year following the Effective Date, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host REIT Common Share). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

  . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. The General Partner expects that distributions from operations during 1998 by MHP2 would be higher than the estimated cash distributions by the Operating Partnership during 1998, but the ability to receive distributions quarterly and in regular amounts would be enhanced. For additional information regarding historical and estimated future distributions for MHP2 and the other Partnerships, see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers."

  . Substantial Tax Deferral for MHP2 Limited Partners Not Electing to Exchange OP Units for Common Shares or Notes. The General Partner expects that MHP2 Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of MHP2 or a sale or other disposition of its assets in a taxable transaction. Thereafter, such MHP2 Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right or one or more of the Hotels currently owned, directly or indirectly, by MHP2 are sold or otherwise disposed of in a taxable transaction by the Operating Partnership or the debt now secured by such Hotels is repaid, prepaid or substantially reduced. The federal income tax consequences of the Merger are highly complex and, with respect to each MHP2 Limited Partner, are dependent upon many variables, including the particular circumstances of such

                                 MHP2 Supp-10

     MHP2 Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Merger." Each MHP2 Limited Partner is urged to consult with his own tax advisors as to the consequences of the Merger in light of his particular circumstances.

  . Risk Diversification. Participation in the Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence of MHP2 Limited Partners upon the performance of, and the exposure to the risks associated with, MHP2's Hotels and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands. See "Business and Properties-- Business Objectives."

  . Growth Potential. The General Partner believes that the MHP2 Limited Partners, by directly or indirectly owning interests in a publicly traded real estate company focused primarily on a more diverse and growing upscale and luxury full-service hotel portfolio, will be able to participate in growth opportunities that would not otherwise be available to them.

  . Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a substantially greater equity value than MHP2 has individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to MHP2 individually. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity, as compared to MHP2 individually.

  . Public Market Valuation of Assets. The Partnership Units of MHP2 currently trade at a discount to the net asset value of MHP2's assets. The General Partner believes that by exchanging interests in MHP2, which is a non-traded, finite-life limited partnership with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the MHP2 Limited Partners will have the opportunity to participate in the recent trend toward ownership of real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the MHP2 Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.

  If MHP2 does not participate in the Merger, its business will continue in its current manner; however, the Operating Partnership may elect to contribute some or all of its interest in MHP2 to a Non-Controlled Subsidiary.

DETERMINATION OF EXCHANGE VALUE OF MHP2 AND ALLOCATION OF OP UNITS

  GENERAL. The Exchange Value of MHP2 will be equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partner has retained AAA to determine the market value of each of the Hotels as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of MHP2 equals the Appraised Value of its Hotels, adjusted as of the Final Valuation Date for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The "Continuation Value" of MHP2 represents AAA's estimate, as adopted by the General Partner, of the discounted present value, as of January 1, 1998, of the MHP2 limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that MHP2 continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

                                 MHP2 Supp-11

  . Liquidation Value. The "Liquidation Value" of MHP2 represents the General Partner's estimate of the net proceeds to MHP2 limited partners resulting from the assumed sale as of December 31, 1998 of the Hotels of MHP2 each at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value), less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

  Final determination of the Exchange Value of MHP2 will be made as of the end of the four week accounting period ending at least 20 days prior to the Effective Date (the "Final Valuation Date") and will be equal to the greatest of Adjusted Appraised Value, Continuation Value and Liquidation Value as of such date. Adjusted Appraised Value, Continuation Value and Liquidation Value will be adjusted as of the Final Valuation Date (i) to reflect the amount of lender and capital expenditure reserves and the amount of deferred management fees as of such date, (ii) to increase the Adjusted Appraised Value by any amounts actually expended by MHP2 after the Initial Valuation Date to perform deferred maintenance that were previously subtracted in determining the estimated Adjusted Appraised Value of MHP2 and (iii) to reflect any changes in MHP2's other reserves, such as for litigation expenses and indemnification costs and any revised estimates of transfer and recordation taxes and fees. The General Partner does not believe that any adjustments to the Exchange Value will be material; however, if any such changes are deemed to be material, the General Partner will provide the MHP2 Limited Partners with an opportunity to change their vote on the Merger.

  APPRAISED VALUE. MHP2's Hotels were appraised as of March 1, 1998 by AAA, an independent, nationally recognized hotel valuation and financial advisory firm experienced in the appraisals of lodging properties such as MHP2 's Hotels. Each appraisal (an "Appraisal") was reviewed by a Member Appraisal Institute ("MAI") appraiser and certified by such MAI appraiser as having been prepared in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

  The purpose of each Appraisal is to provide an estimate of the "Market Value" of the related Hotel. "Market Value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are equally motivated; (ii) both parties are well informed or well advised, and each is acting in what he considers his own best interest; (iii) a reasonable time frame is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. AAA made site visits at all of MHP2's Hotels for purposes of the Appraisals.

  In preparing the Appraisals, AAA relied primarily on the income capitalization method of valuation, and then compared the value estimated by this method with recent sales of comparable properties, as a check on the reasonableness of the value determined through the income capitalization method. AAA employed the following procedures for determining the Appraised Value of each MHP2 Hotel:

  . Historical 1997 and Projected Year's Earnings. AAA reviewed the historical 1997 net operating income (i.e., income before interest, taxes, depreciation and amortization) ("NOI") prior to incentive management fees and certain capital expenditures for the applicable Hotel. AAA also prepared a projection of the net operating income prior to incentive management fees and certain capital expenditures for the applicable Hotel for the twelve month period ending February 28, 1999 (the "Projected Year"), using historical financial information for each Hotel, budget information, a survey with the manager of each Hotel addressing the physical condition of the Hotel, local market conditions (including business mix, demand generators, future trends and predictability of business), changes in

                                 MHP2 Supp-12
     the competitive environment, comparison with direct competitors of the Hotel and risk factors relating to the particular Hotel. The resulting gross margin (ratio of total revenues to NOI prior to incentive management fees) was checked against AAA's database of the gross margins for similar hotels for reasonableness.

  . Impact of Incentive Management Fees. AAA estimated a normalized annual amount of incentive management fees payable under the applicable management agreement and subtracted this amount from the net operating income prior to incentive management fees and certain capital expenditures for 1997 and the Projected Year.

  . Impact of Owner Funded Capital Expenditures. AAA estimated normalized annual amounts of owner funded capital expenditures (over and above the FF&E reserve) based in part on projected owner funded capital expenditures estimated in the Engineering Study. The normalized amounts were then subtracted from the NOI prior to owner funded capital expenditures for 1997 and the Projected Year.

  . Capitalization of Adjusted NOI. AAA then capitalized the amount resulting from the foregoing adjustments ("Adjusted NOI") for 1997 and the Projected Year by dividing such amounts by capitalization rates that AAA determined to be appropriate. A capitalization rate represents the relationship between net operating income and sales prices of income producing property. AAA selected the capitalization rates based upon its review of current published surveys reflecting the opinions of investors and participants such as REITs, hotel acquisition/management companies and pension funds, lenders, brokers and consultants as to current capitalization rates, and its own database of capitalization rates reflected in recent transactions, adjusted for factors specific to the Hotel, such as location, physical condition, reserve policies, local market volatility and competition, guest mix, renovation influences and other income characteristics. AAA used separate capitalization rates that it deemed appropriate to capitalize 1997 historical Adjusted NOI and estimated Projected Year's Adjusted NOI. AAA then estimated the value of each Hotel based upon each of the values estimated by capitalizing 1997 and Projected Year's Adjusted NOI and its professional judgment. The following table sets forth the effective capitalization rates for 1997 and Projected Year's Adjusted NOI resulting from AAA's estimated Appraised Values of MHP2's Hotels.

   RESULTING EFFECTIVE CAPITALIZATION RATES FOR APPRAISALS OF MHP2'S HOTELS

                       PROJECTED YEAR
       1997      (ENDING FEBRUARY 28, 1999)
       ----      --------------------------
       9.1-9.6%           9.7-11.6%

                       APPRAISED VALUES OF MHP2'S HOTELS

       HOTEL                                                    APPRAISED VALUES
       -----                                                    ----------------
                                                                 (IN THOUSANDS)
       Marriott Rivercenter Hotel..............................     $180,600
       New Orleans Marriott Hotel..............................      184,300
       San Ramon Marriott Hotel................................       35,300
       Santa Clara Marriott Hotel..............................       63,100(1)
                                                                    --------
         Total.................................................     $463,300
                                                                    ========

--------
(1) Excludes the 50% interest in the Santa Clara Marriott Hotel not owned by MHP2.

  . Comparison with Comparable Sales. AAA checked the Appraised Value of each Hotel derived by the foregoing procedures against its database of comparable sale transactions for reasonableness.

  In the case of the Santa Clara Marriott Hotel, which is only partly owned by MHP2, the Appraised Value of the Hotel was reduced proportionately to the amount attributable to MHP2's ownership interest therein (but no adjustment was made to reflect the effect that the outside interest might have on decisions with respect to

                                 MHP2 Supp-13
sales, refinancings or other major operational matters). With respect to MHP2's Hotels, three properties were encumbered by a ground lease as of the date of the Appraisals. Accordingly, the Appraised Values of such Hotels have been decreased to reflect the encumbrance of the ground lease and the interest of the ground lessor in the operating cash flows of the Hotels. The Appraised Value assumes all contractual provisions for FF&E reserves are adequate and have not been reduced to reflect deferred maintenance or environmental remediation costs with respect to MHP2's Hotels (but estimated deferred maintenance costs have been deducted in estimating the Adjusted Appraised Value of each of MHP2's Hotels). The Appraised Value did not take into account the costs that might be incurred in selling the Hotels (but estimated costs for transfer and recordation taxes and fees have been deducted in estimating the Adjusted Appraised Value of each Hotel).

  The Appraisals are not guarantees of present or future values and no assurance can be given as to the actual value of MHP2's Hotels. The Appraisals should be read in conjunction with other information, such as, but not limited to, the audited financial statements of MHP2.

  The Appraised Value, and the assumptions underlying the projections on which the Appraised Value is based, are contingent upon a series of future events, the outcomes of which are not necessarily within the Operating Partnership's control and cannot be determined at this time. There can be no assurance that another appraiser would not have arrived at a different result. Some of the assumptions inevitably will not materialize and unanticipated events and circumstances will occur subsequent to the date of the Appraisals. Furthermore, the actual results achieved from MHP2's Hotels will vary from the results projected in the Appraisals and the variations may be material.

  ADJUSTED APPRAISED VALUE. The Adjusted Appraised Value of MHP2 was determined by totaling the Appraised Values of all of the Hotels of MHP2 and then making various adjustments to the aggregate Appraised Value, as described below.

  . Lender Reserves. MHP2's debt service reserves are required to be held by third-party lenders. The amount of these lender reserves as of the Initial Valuation Date was added to the Appraised Values of these Hotels. A final determination of the lender reserves of MHP2 will be made on the Final Valuation Date and any changes in such reserves will be reflected in the Adjusted Appraised Value.

  . Mortgage and Other Debt. The estimated principal balance and accrued interest (including participating interest that would accrue as a result of the Merger) as of the Effective Date (assumed to be December 31,
     1998) of all mortgage and other debt of MHP2 has been subtracted from the Appraised Value.

  . Mark to Market Adjustment. The third-party loans of the Partnerships have various interest rates and terms to maturity. In order to reflect the market value of the third-party loans of MHP2, the estimated Adjusted Appraised Value for MHP2 has been decreased to "mark to market" the interest rate for such loans. This adjustment has been estimated by comparing the interest cost using the applicable interest rates on existing third-party loans over their remaining term to the interest cost using the interest rate that the Operating Partnership believes it would be able to obtain for unsecured debt in the market as of the Final Valuation Date (which would have been 8.0% per annum based on a 350 basis point (3.50%) spread over the yield on seven-year U.S. Treasury securities as of September 29, 1998). The mark to market adjustment for each loan was calculated by determining the difference between the present values, as of December 31, 1998, of the interest payments over the remaining term of the loan from January 1, 1999 to maturity using the actual interest rate as the discount rate as compared to using the assumed market rate as the discount rate.

  . Deferred Management Fees. The amount of deferred management fees (management fees earned by the manager pursuant to the management agreement and not paid currently) estimated to be payable under the Management Agreements of MHP2 as of December 31, 1998 have been subtracted from the Appraised Value. The amount of such deferred management fees will be recalculated as of the Final Valuation Date.

                                 MHP2 Supp-14

  . Deferred Maintenance Costs. The estimated cost to complete any deferred maintenance items identified in the Engineering Study relating to the MHP2 Hotels have been subtracted from the Appraised Value. The adjustments for this item will be reduced at the Final Valuation Date to reflect amounts expended after the Initial Valuation Date to perform such deferred maintenance. No adjustments have been made for previously budgeted capital expenditures or deferred maintenance costs estimated in the Engineering Study that are reflected in the cash flow projections used for purposes of estimating Appraised Values.

  The following table sets forth the adjustments to the aggregate Appraised Values of MHP2's Hotels made to derive the estimated Adjusted Appraised Value for MHP2 as of the Initial Valuation Date.

          CALCULATION OF ESTIMATED ADJUSTED APPRAISED VALUE FOR MHP2
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

     Appraised Value.............................................. $463,300 (1)
     Lender reserves..............................................    6,800
     Mortgage debt................................................ (259,945)(1)
     Mark to market adjustment....................................   (2,154)
     Deferred management fees.....................................   (3,184)
     Deferred maintenance costs...................................   (1,673)
                                                                   --------
     Estimated Adjusted Appraised Value........................... $203,144
                                                                   ========
     Estimated General Partner's share............................ $ 26,330
     Estimated limited partner share of a Host subsidiary......... $ 93,272
     Estimated total limited partners' share(2)................... $176,814
     Per Partnership Unit......................................... $237,334

--------
(1) Excludes 50% of the $126,200,000 Appraised Value of the Santa Clara Marriott Hotel but includes 100% of the $42,500,000 in mortgage debt encumbering the Hotel for which MHP2 is wholly responsible.
(2) Includes estimated total limited partner share of a Host subsidiary.

  CONTINUATION VALUE. AAA estimated the Continuation Value of MHP2 using the following methodology:

  . Estimated Future Cash Distributions. AAA prepared estimates of future partnership cash flow for MHP2 for the 12-year period from January 1, 1998 through December 31, 2009 based upon the estimated 1998 NOI before incentive management fees used in the Appraisals and for each subsequent year applying an assumed annual stabilized growth rate (as shown in the table below) developed by AAA for this analysis. For each year in the projection period, AAA estimated the amount of cash available for distribution to MHP2's limited partners after payment of all management fees, debt service, owner funded capital expenditures based on the Engineering Study and other partnership expenses and after application of the applicable partnership agreement provisions. AAA assumed that MHP2's FF&E reserve was adequate and understood that Host determined that there were no reserve shortfalls or surpluses.

  . Refinancing Assumptions. For debt that matures during the 12-year period, AAA assumed that the debt would be refinanced with an interest rate of 8.22% per annum and a 20-year amortization schedule, with estimated refinancing costs of 2% of the refinanced amount being paid from operating cash flow.

  . Determination of Residual Value. To estimate the residual value of the MHP2 limited partners' interest in MHP2 at the end of the 12-year period, AAA assumed that the MHP2 Hotels would be sold as of December 31, 2009 at their then market value. AAA estimated the market value of each Hotel as of such date by applying an exit capitalization rate that it deemed appropriate, using the factors described above in connection with the "--Appraised Value," which are set forth in the table below, to the estimated Adjusted NOI for 2009 (estimated as described above). AAA then subtracted estimated sales costs of 2% of the estimated market value, added lender reserves and subtracted the estimated outstanding principal balance of debt as of December 31, 2009 and deferred management fees to arrive

                                 MHP2 Supp-15
     at net sales proceeds available for distribution to partners. AAA then determined what portion of such estimated net sales proceeds would be distributable to MHP2's limited partners under the partnership and debt agreements.

  . Discounting Distributions to Present Value. As a final step, AAA discounted the estimated future cash distributions to MHP2 's limited partners from operations and estimated net sales proceeds to their present value as of January 1, 1998, using a discount rate of 20% per annum. AAA believes that this discount rate reflects the return on investment that investors expect from leveraged investments of this nature.

  While the 12-year period used by AAA is somewhat arbitrary and other firms may have used a different time period, the 12-year period was selected by AAA because it corresponds to the time period used in the Engineering Study to estimate owner funded capital expenditures. AAA and the General Partner believe that such 12-year period is within the accepted range of time periods used in valuations similar to the Continuation Value.

  The growth rate and exit capitalization rate used to determine the estimated Continuation Value for MHP2 are as set forth below:

                     GROWTH RATE, EXIT CAPITALIZATION RATE
                   AND ESTIMATED CONTINUATION VALUE FOR MHP2
          (DOLLARS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

                                                             ESTIMATED ESTIMATED
                                                 ESTIMATED    GENERAL   LIMITED        ESTIMATED
                                                CONTINUATION PARTNER'S PARTNER'S   CONTINUATION VALUE
  GROWTH RATE   EXIT CAPITALIZATION RATE (2009)    VALUE       SHARE   SHARE(1)  (PER PARTNERSHIP UNIT)
  -----------   ------------------------------- ------------ --------- --------- ----------------------
     3.4%                    10.4%                $167,776    $10,385  $157,391         $211,263

--------
(1) Includes amounts attributable to limited partner interests of a Host subsidiary.

  LIQUIDATION VALUE. The Liquidation Value of MHP2 was estimated by the General Partner and represents the estimated value of MHP2 if all of its assets were sold as of December 31, 1998. Such value was based upon the Adjusted Appraised Value of MHP2, with the following adjustments: (i) the "mark to market" adjustment used to estimate the Adjusted Appraised Value was eliminated and instead prepayment or defeasance costs that would be payable under existing debt agreements (regardless of whether the debt in fact can be prepaid on December 31, 1998) were deducted from the Appraised Value; and (ii) the deduction for transfer and recordation taxes and fees used to estimate the Adjusted Appraised Value was eliminated and instead an amount equal to 2.5% of the Appraised Value of MHP2's Hotels was subtracted from the Appraised Value for estimated liquidation costs, expenses and contingencies. The General Partner then determined the portion of the estimated Liquidation Value that would be distributable to MHP2's limited partners under the terms of the partnership agreement and other contractual arrangements.

                                 MHP2 Supp-16

  The following table sets forth the adjustments made to the Adjusted Appraised Value to estimate the Liquidation Value of MHP2 as of the Initial Valuation Date:

              CALCULATION OF ESTIMATED LIQUIDATION VALUE OF MHP2
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

     Appraised Value......................................  $ 463,300(1)
     Lender reserves......................................      6,800
     Mortgage debt........................................   (259,945)(1)
     Prepayment/defeasance
      costs...............................................    (20,551)
     Deferred management
      fees................................................     (3,184)
     Deferred maintenance
      costs...............................................     (1,673)
     Sales costs..........................................    (11,583)
                                                             ---------
     Estimated Liquidation
      Value...............................................  $ 173,164
                                                            =========
     Estimated General
      Partner's share.....................................  $  20,335
     Estimated limited
      partner share of a
      Host subsidiary.....................................  $  80,620
     Estimated total
      limited partners'
      share(2)............................................  $ 152,829
     Per Partnership
      Unit................................................  $ 205,140

--------
(1) Excludes 50% of the $126,200,000 Appraised Value of the Santa Clara Marriott Hotel but includes 100% of the $42,500,000 in mortgage debt encumbering the Hotel for which MHP2 is wholly responsible.
(2) Includes estimated total limited partner share of a Host subsidiary.

  ESTIMATED EXCHANGE VALUE. The following table sets forth the estimated Exchange Value of MHP2 (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum of OP Units to be received (based upon the maximum price of $15.50 per OP Unit) and the estimated Note Election Amount for MHP2, all on a per Partnership Unit basis as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units will equal the number of OP Units exchanged. The estimated Note Election Amount for MHP2 (which will be received by MHP2 Limited Partners electing to receive Notes in exchange for OP Units) is equal to the Liquidation Value for MHP2. The estimated values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated as of the Final Valuation Date but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the MHP2 Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be finally determined until such time.

                           ESTIMATED EXCHANGE VALUE,
              MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNT
                                    OF MHP2
                           PER PARTNERSHIP UNIT(/1/)

     ESTIMATED                                       ESTIMATED  ESTIMATED
     ADJUSTED     ESTIMATED    ESTIMATED  ESTIMATED   MINIMUM     NOTE
     APPRAISED   CONTINUATION LIQUIDATION EXCHANGE   NUMBER OF  ELECTION
       VALUE        VALUE        VALUE    VALUE(2)  OP UNITS(3) AMOUNT(4)
     ---------   ------------ ----------- --------- ----------- ---------
     $237,334      $211,263    $205,140   $237,334    15,312    $205,140

--------
(1) A Partnership Unit in MHP2 represents an original investment of $100,000.
(2) The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(3) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.
(4) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").

                                 MHP2 Supp-17

  Price of OP Units to Pay Exchange Value to MHP2 Limited Partners. Each MHP2 Limited Partner will receive in exchange for his Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of such MHP2 Limited Partner's Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Merger (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). Thus, if the 20-day average trading price is less than $9.50, the price per OP Unit in the Merger would be $9.50; and if such average trading price is greater than $15.50, the price per OP Unit in the Merger would be $15.50. The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The OP Units will be issued to the MHP2 Limited Partners promptly after the twentieth trading day following the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998).

  MHP2 Limited Partners at the Effective Date of the Merger who retain OP Units will receive cash distributions from MHP2 for all of 1998 and, if the Merger does not occur in 1998, any portion of 1999 prior to the Merger for which period they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by MHP2 in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Merger does not occur prior to January 1, 1999, within 90 days after the Effective Date of the Merger in respect of any 1999 operations. MHP2 Limited Partners at the Effective Date of the Merger who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from MHP2 as MHP2 Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Merger and prior to the issuance of Common Shares to those MHP2 Limited Partners who elect to exchange their OP Units for Common Shares. MHP2 Limited Partners at the Effective Date of the Merger who receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distributions from MHP2 as MHP2 Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  No fractional OP Units will be issued. Fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.

DETERMINATION OF VALUE OF THE GENERAL PARTNER'S AND A HOST SUBSIDIARY'S INTERESTS IN MHP2 AND ALLOCATION OF OP UNITS TO THE GENERAL PARTNER AND A HOST SUBSIDIARY'S

  The value of the General Partner's interest will be determined in the same manner as the Exchange Value of the MHP2 Limited Partners' Partnership Interests by the same methodologies set forth above and giving effect to the applicable distribution provisions in the MHP2 partnership agreement. The number of OP Units that will be received by the General Partner will be equal to the value of its interest in MHP2 divided by the same price per OP Unit used to determine the number of OP Units to be received by the MHP2 Limited Partners.

                                 MHP2 Supp-18

  The following table sets forth the estimated value of the interest of the General Partner and a Host subsidiary in MHP2 based upon the estimated aggregate Exchange Value of the MHP2 Limited Partners' Partnership Interests as of the Initial Valuation Date and the estimated minimum number of OP Units to be received by the General Partner and a Host subsidiary in respect thereof.

       ESTIMATED VALUE OF THE GENERAL PARTNER'S AND A HOST SUBSIDIARY'S
                   INTERESTS AND MINIMUM NUMBER OF OP UNITS
                   (IN THOUSANDS, EXCEPT NUMBER OF OP UNITS)

Aggregate Estimated Exchange Value................................... $203,144
Limited partners' share of aggregate Estimated Exchange Value........  176,814
                                                                      --------
Estimated value of the General Partner's interest.................... $ 26,330
Estimated value of limited partner interest of a Host subsidiary.....   93,272
                                                                      --------
Estimated total value of interests of the General Partner and a Host subsidiary.......................................................... $119,602
                                                                      ========
Estimated minimum number of OP Units:(1).............................    7,716

--------
(1) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.

FAIRNESS ANALYSIS AND OPINION

FAIRNESS ANALYSIS

  The General Partner believes that the Merger provides substantial benefits and is fair to the Limited Partners of MHP2 and recommends that all Limited Partners of MHP2 consent to the Merger and the related amendments to the partnership agreement. The General Partner bases this recommendation primarily on (i) its view that the expected benefits of the Merger for the MHP2 Limited Partners outweigh the risks and potential detriments of the Merger to the MHP2 Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion Reasons for the Mergers" and "Risk Factors"), (ii) its view that the value of the OP Units allocable to the MHP2 Limited Partners on the basis of the Exchange Value established for MHP2 represents fair consideration for the Partnership Interests held by the MHP2 Limited Partners and is fair to the MHP2 Limited Partners from a financial point of view and (iii) the Appraisals and Fairness Opinion of AAA.
See "--Fairness Opinion."

  The Merger is not conditioned upon the consummation of any of the other Mergers. The General Partner has considered this fact in evaluating the fairness of the Merger. The General Partner believes that the fairness of the Merger will not be materially affected by the presence or absence of any other individual Partnership or by any particular combination of other Partnerships and that the Merger will be fair to the MHP2 Limited Partners, individually and as a whole, if it is consummated with any combination of other Participating Partnerships. The General Partner bases this belief primarily on the fact that the consideration to be paid to the MHP2 Limited Partners has been established based upon MHP2's Exchange Value, without regard to any possible combination of other Partnerships.

  In reaching the conclusions implicit in the above recommendation, the General Partner has taken into account the following considerations, placing the greatest weight on the first two considerations:

  . The General Partner has concluded that the Exchange Value for MHP2 represents fair consideration for the Partnership Interests of the MHP2 Limited Partners in the Merger in relation to MHP2 because the Exchange Value is equal to the greatest of the Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which is an acceptable method for determining the fair market value of a Partnership's assets. The General Partner also has concluded that the Exchange Value established for the MHP2 Limited Partners fairly reflects the value of the assets held by MHP2.

  . MHP2 Limited Partners who retain OP Units will be able to defer recognition of gain until such time as they choose to realize such gain based on their own personal circumstances.

                                 MHP2 Supp-19

  . The General Partner has concluded that the potential benefits of the Merger to the MHP2 Limited Partners, as described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," outweigh the potential risks and detriments of the Merger for the MHP2 Limited Partners, as described in "Risk Factors."

  . The General Partner considered the maximum and minimum deemed values of OP Units established for purposes of the Merger. The General Partner noted that the maximum deemed value of the OP Units, which has the effect of establishing a minimum number of OP Units that MHP2 Limited Partners will receive in the Merger, supports the fairness of the Merger. With regard to the minimum deemed value of the OP Units, which has the effect of establishing a maximum number of OP Units that MHP2 Limited Partners will receive in the Merger, the General Partner concluded that such a provision is customary when there is a maximum exchange price and that the levels established for the minimum and maximum deemed values of the OP Units represent a reasonable allocation of the risk of fluctuation in the trading price of Host REIT Common Shares immediately following the Merger. The minimum value was set at a level that is less than the recent average trading price of Host common stock (after deducting an amount equal to the estimated per share Initial E&P Distribution to be made in connection with the REIT Conversion) and the maximum is higher than such adjusted trading price. The Merger Agreement limits the value of the distributions that Host and Host REIT can make to their shareholders and to the Blackstone Entities (through the Operating Partnership) prior to consummation of the Merger and provides that, if the Blackstone Acquisition is not consummated and as a result thereof the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share, then the maximum and minimum prices per OP Unit for purposes of the Mergers will be reduced by an amount equal to such excess distribution per share. Based upon these considerations and others, the General Partner concluded that the maximum and minimum deemed values of the OP Units support the fairness of the Merger to the MHP2 Limited Partners.

  . The General Partner considered the method of allocating the OP Units received by MHP2 in the Merger between the General Partner and the MHP2 Limited Partners. Because the OP Units are allocated in accordance with the distribution provisions in the MHP2 partnership agreement, the General Partner concluded that this method supports the fairness of the Merger to the MHP2 Limited Partners.

  . The General Partner considered the method of allocating the OP Units to be owned by Host REIT and its subsidiaries (including the General Partners) following the REIT Conversion (without taking into account any OP Units that may be acquired in connection with the Common Share Election). The number of OP Units to be owned by Host REIT and its subsidiaries will be equal to the number of shares of Host common stock outstanding at the time. Because the formation of the Operating Partnership is functionally equivalent to the formation of a wholly owned subsidiary and reflects the one-for-one economic equivalence between shares of Host common stock and OP Units, the General Partner concluded that this method supports the fairness of the Merger to the MHP2 Limited Partners.

  . The Fairness Opinion, in the view of the General Partner, supports the fairness of the Merger, even though it includes qualifications, limitations and assumptions relating to its scope and other factors that MHP2 Limited Partners should consider carefully and does not conclude that the Exchange Value is the best price that could be obtained. The availability of the Fairness Opinion is particularly significant in light of the absence of arm's length negotiations in establishing the terms of the Merger.

  . The General Partner believes that the economic terms of the leases of the MHP2 Hotels are fair and reasonable from the standpoint of the Operating Partnership.

  . Host REIT will benefit from the operations of the Operating Partnership only to the extent of the distributions received based upon its percentage interest in the Operating Partnership to the same extent as the other limited partners. The General Partner believes that this is a factor supporting the fairness of the Merger to the MHP2 Limited Partners.

  . The General Partner believes that the value of the consideration to be received by the MHP2 Limited Partners in the Merger is fair in relation to the value which would be derived by such Limited Partners

                                 MHP2 Supp-20
     under any of the alternatives described under "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers," especially since the Exchange Value of MHP2 is equal to its Adjusted Appraised Value, which is the greatest of the three values--the Adjusted Appraised Value, the Continuation Value and the Liquidation Value and the historic prices paid for MHP2 Partnership Units. The consideration to be received by MHP2 Limited Partners in the Merger also is greater than the amounts paid in recent sales of MHP2 Partnership Units, including the June 1996 tender offer by Host. The General Partner does not believe that the sale of any of MHP2's Hotels and liquidation of MHP2 would obtain for MHP2 Limited Partners as much value as the value to be received by such MHP2 Limited Partners following the Merger. The General Partner believes that the following benefits are of the greatest value and importance to the MHP2 Limited
     Partners:

    . Liquidity. The Merger and the REIT Conversion will offer MHP2 Limited Partners liquidity with respect to their investment in MHP2 because MHP2 Limited Partners can elect to receive freely tradeable Host REIT Common Shares in connection with the Merger. In addition, MHP2 Limited Partners who elect to retain OP Units, at any time commencing one year following the Effective Date, will be able to exercise their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price per Host REIT Common Share of $12.50). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

    . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. The General Partner expects that while these distributions will be lower than the estimated cash distributions from operations during 1998 by MHP2, the ability to receive distributions quarterly and in regular amounts would be enhanced. The ability to receive regular quarterly cash distributions on a pro rata basis also will mitigate the absence of any preferential distribution rights of the MHP2 Limited Partners under the partnership agreement of MHP2.

    . Risk Diversification. Upon consummation of the REIT Conversion, each MHP2 Limited Partner's investment will be converted from an investment in MHP2, which owns four hotels, into an investment in an enterprise that is expected initially to own or control approximately 125 Hotels and will have a total market capitalization of approximately $3.4 billion, thereby reducing the dependence upon the performance of, and the exposure to the risks associated with, any particular Hotel or group of Hotels currently owned by MHP2 and spreading such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

    . Substantial Tax Deferral. The General Partner expects that MHP2 Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of MHP2 or a sale or other disposition of its assets in a taxable transaction. The General Partner considered the possibility that the REIT Conversion might not occur in time for Host REIT to elect REIT status effective January 1, 1999, in which event Host REIT's election to be taxed as a REIT could be delayed until January 1, 2000 (and the Blackstone Acquisition might not be consummated). The General Partner believes that the overall benefits of the Merger and the REIT Conversion for the MHP2 Limited Partners justify proceeding with the Merger as promptly as practicable, even if Host REIT's election to be taxed as a REIT might not be effective

                                 MHP2 Supp-21
       until January 1, 2000. The General Partner took into account the complexity of the REIT Conversion, the number of transactions that must occur to complete the REIT Conversion and the benefits to the MHP2 Limited Partners of positioning Host REIT to qualify as a REIT as soon as practicable. The General Partner also recognized that a delay in the election of REIT status until January 1, 2000 would not reduce the anticipated Operating Partnership cash distributions per OP Unit (but the Host REIT cash distributions per Common Share would be reduced by the amount of corporate income taxes that Host REIT would have to pay for 1999).

  The General Partner believes that the factors described above, which support the fairness of the Merger to the MHP2 Limited Partners, when weighed against the factors that may be disadvantageous, taken as a whole, indicate that the Merger is fair to the MHP2 Limited Partners.

FAIRNESS OPINION

  AAA, an independent financial advisory firm with substantial real estate and partnership transaction experience, was engaged by the General Partner and the other General Partners to perform the Appraisals and to render the Fairness Opinion that (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of MHP2 and each other Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels) are fair and reasonable, from a financial point of view, to the MHP2 Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the MHP2 Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the MHP2 Limited Partners and the Limited Partners of each other Partnership. The Fairness Opinion is addressed to each Partnership and it may be relied upon by each of the MHP2 Limited Partners and the Limited Partners of the other Partnerships. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis by AAA, is set forth in Appendix B to the Consent Solicitation and should be read in its entirety. The material assumptions and qualifications to the Fairness Opinion are summarized below, although this summary does not purport to be a complete description of the various inquiries and analyses undertaken by AAA in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. For a more complete description of the assumptions and Qualifications that limit the scope of the Fairness Opinion, see "--Qualifications to Fairness Opinion" and "--Assumptions" below.

  The Fairness Opinion is not limited to any particular combination of Partnerships participating in the Mergers because there is no combination of Partnerships required in order to complete the Mergers. No Merger is conditioned upon the consummation of any other Merger. The Fairness Opinion addresses the fairness of the Exchange Value for each Partnership to the Limited Partners of each Partnership, which Exchange Value has been established for each Partnership without regard to any possible combination of Partnerships. In light of the foregoing, the Fairness Opinion will not be revised to reflect the actual Partnerships which participate in the Mergers.

  Although the General Partner advised AAA that certain assumptions were appropriate in its view, the General Partner imposed no conditions or limitations on the scope of the investigation by AAA or the methods and procedures to be followed by AAA in rendering the Fairness Opinion. The fees and expenses of AAA will be treated as a Merger Expense and will be paid by the Operating Partnership. In addition, the General Partner has agreed to indemnify AAA against certain liabilities. See "--Compensation and Material Relationships."

  Qualifications to Fairness Opinion. In the Fairness Opinion, AAA specifically states that it did not: (i) specifically consider other methodologies for allocation of the OP Units, (ii) address or conclude that other methodologies for allocation of the OP Units to MHP2 and the other Partnerships might not have been more

                                 MHP2 Supp-22
favorable to the Limited Partners in certain of the Partnerships, (iii) negotiate with the General Partner, the General Partners of the other Partnerships or Host, (iv) participate in establishing the terms of the Merger and the other Mergers, (v) provide an opinion as to the terms and conditions of the Merger and the other Mergers other than those explicitly stated in the Fairness Opinion, (vi) make any independent review of the capital expenditure estimates set forth in the Engineering Study or (vii) make any estimates of MHP2's and each other Partnership's contingent liabilities.

  In connection with preparing the Fairness Opinion, AAA was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. AAA will not deliver any additional written opinion of the analysis, other than to update the written opinion if requested by the Operating Partnership.

  Experience of AAA. AAA is the world's largest independent valuation consulting firm and is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyout plans, private placements, limited partnerships, estate and corporate matters, other financial advisory matters and other valuation purposes.

  AAA was selected because of its experience in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, including transactions involving hotel partnerships, and the price for its services. The General Partner did not solicit proposals from any other appraisal or investment banking firms for the Appraisals or the Fairness Opinion. In addition, Host and its affiliates have previously engaged AAA to provide appraisals and fairness opinions in connection with other transactions.

  Summary of Materials Considered and Investigation Undertaken. As a basis for rendering the Fairness Opinion, AAA has made such reviews, studies and analyses as it deemed necessary and pertinent in order to provide it with a reasonable basis for the Fairness Opinion, including, but not limited to, the following: (i) reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the Form S-4 for the Mergers; (ii) provided the Market Value of each Hotel owned by each Partnership in a separate short form appraisal report and each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; as part of the Appraisals, AAA reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as it deemed necessary as a basis for the Fairness Opinion and the Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel; (iii) reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the Appraised Values in determining such Exchange Values; AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA; (iv) reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the partners of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners; (v) reviewed the General Partners' determination of the Liquidation Value of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA; (vi) provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period; AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the Partnerships' expected operations and results; (vii) reviewed the terms of the ground leases of the Hotels and the partnership agreement of each Partnership; (viii) reviewed audited and unaudited historical income statements, balance sheets and

                                 MHP2 Supp-23
statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT; (ix) reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets; (x) conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities and equity; (xi) reviewed internal Marriott International, Host and Partnership financial analyses and other internally generated data for each Hotel and (xii) discussed all of the foregoing information, where appropriate, with management of Marriott International, Host and the Partnerships and their respective employees.

  Assumptions. In rendering its opinion, AAA relied, without independent verification, on the accuracy and completeness in all material respects of certain relevant publicly available information and information provided to AAA by Host and the Hotels. AAA assumed that all information furnished by Host, the Hotels and the Partnerships and their representatives, upon which AAA relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view. AAA also noted that the Fairness Opinion was based upon financial, economic, market and other considerations as they existed and could be evaluated as of March 1, 1998. AAA did not conduct any subsequent due diligence or valuation procedures, except that AAA reviewed year-to-date net house-profit results through September 11, 1998 as reflected on Marriott International's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein. AAA concluded that nothing came to AAA's attention that would cause it to be unable to render the Fairness Opinion as of such date.

  Conclusions. AAA concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of October 8, 1998, the date of the Fairness Opinion: (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of each of the Hotels) are fair and reasonable, from a financial point of view, to the MHP2 Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the MHP2 Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the MHP2 Limited Partners and the Limited Partners of each other Partnership. In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  Summary of Methodology. AAA evaluated each Partnership's Hotel(s) based upon the income capitalization approach and broadly applied the sales comparison approach. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. Since the Hotels are viable, existing, ongoing enterprises with an established market presence, work force and management team, the cost approach was not considered by AAA in the Appraisals. The income capitalization approach estimates a Hotel's capacity to produce income through an analysis of the market, operating expenses and net income. Net income may then be processed into a value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. The sales comparison approach looks at similar properties which have recently sold or are currently offered for sale in the market and are analyzed and compared with the Hotel being valued. For further description of the methodology employed by AAA in the Appraisals, see "Determination of Exchange Values and Allocation of OP Units."

                                 MHP2 Supp-24

  Compensation and Material Relationships. AAA has been paid a fee of $335,000 for its services as described herein, including the Appraisals and preparing to deliver the Fairness Opinion. In addition, AAA will be reimbursed for all reasonable out-of-pocket expenses, including legal fees and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee was negotiated between Host, the General Partners and AAA. Payment of the fee to AAA is not dependent upon completion of the Mergers. AAA has been previously engaged by Host and its affiliates to provide appraisals, fairness opinions and solvency opinions in connection with other transactions.

CASH DISTRIBUTIONS

  Historical Cash Distributions Paid by MHP2. The following table sets forth the distributions paid to MHP2 Limited Partners (per Partnership Unit) during the periods indicated. The information below should be read in conjunction with the information in this Supplement under the caption "Selected Financial Data."

                  HISTORICAL CASH DISTRIBUTIONS PAID BY MHP2
                          (PER PARTNERSHIP UNIT)( 1)

                             FIRST TWO
                             QUARTERS                FISCAL YEAR
                             --------- ---------------------------------------
                               1998     1997    1996    1995    1994    1993
                             --------- ------- ------- ------- ------- -------
From net income(2)..........  $14,864  $25,006 $24,616 $15,000 $15,077 $15,583
Representing return of
 capital(3).................      --       --      --      --      --      --
Distribution of excess
 General Partner reserve....      --     4,873     --      --      --      --
                              -------  ------- ------- ------- ------- -------
  Total.....................  $14,864  $29,879 $24,616 $15,000 $15,077 $15,583
                              =======  ======= ======= ======= ======= =======

--------
(1) A Partnership Unit represents a $100,000 original investment in MHP2.
(2) In addition, the Partnership distributed $6,700 per Partnership Unit in August 1998 and is expected to distribute $5,600 per Partnership Unit in November 1998.
(3) Computed as all distributions in excess of distributions from operating cash flow.

  Compensation and Distributions to the General Partner and Marriott International. Under MHP2's partnership agreement, the General Partner does not receive any fees or compensation in connection with managing the affairs of MHP2 but the General Partner and its affiliates are reimbursed for certain costs and expenses incurred on behalf of MHP2.

  Following the REIT Conversion, Host REIT will be entitled to receive cash distributions with respect to the OP Units that it owns and the Operating Partnership will pay (or reimburse Host REIT for) all expenses that Host REIT incurs, including taxes (subject to certain limited exceptions). Marriott International and its affiliates receive management fees and other reimbursements from MPH2 under the Management Agreement.

  The following table sets forth the compensation, reimbursements and distributions paid by MHP2 to the General Partner and its affiliates and the payments made to Marriott International and its affiliates for the last three fiscal years and the First Two Quarters 1998 ("Historical") and the estimated reimbursements and distributions that would have been paid by MHP2 to the General Partner and its affiliates and payments made to Marriott International and its affiliates during the last three fiscal years and the First Two Quarters 1998 if the REIT Conversion had been in effect, assuming the Full Participation Scenario ("Pro Forma"). The Pro Forma estimates assume a distribution per OP Unit of $0.84 per year during 1997 and the First Two Quarters 1998 (based upon the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) and no distributions during 1996 and 1995 (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions).

                                 MHP2 Supp-25

    HISTORICAL AND PRO FORMA COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                   TO THE GENERAL PARTNER AND ITS AFFILIATES
        AND PAYMENTS MADE TO MARRIOTT INTERNATIONAL AND ITS AFFILIATES
                                (IN THOUSANDS)

                                                                       FISCAL YEAR
                          FIRST TWO QUARTERS  --------------------------------------------------------------
                                 1998                 1997                 1996                 1995
                         -------------------- -------------------- -------------------- --------------------
                         HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA
                         ---------- --------- ---------- --------- ---------- --------- ---------- ---------
Reimbursements(1).......  $   158    $   --    $   351    $   --    $   225    $   --    $    89    $   --
Distributions(2)(3).....    5,953      3,241    11,788      6,482     8,047          0       187          0
Payments made to
 Marriott International
 and Affiliates.........   10,281     10,281    20,167     20,167    19,319     19,319    18,259     18,259
                          -------    -------   -------    -------   -------    -------   -------    -------
  Total.................  $16,392    $13,522   $32,306    $26,649   $27,591    $19,319   $18,535    $18,259
                          =======    =======   =======    =======   =======    =======   =======    =======

--------
(1) All expenses will be paid directly by the Operating Partnership, accordingly, there are no expected reimbursements on a pro forma basis.
(2) The amount of distributions payable to the General Partner and its affiliates on a pro forma basis in 1997 and the First Two Quarters 1998 assumes payment of distributions at a rate of $0.84 per annum per OP Unit (which represents the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31,
    1999) with respect to the estimated minimum number of OP Units that the General Partner and its affiliates will receive with respect to their general and limited partner interests in the Partnership, assuming all Partnerships participate in the Mergers and the maximum price of $15.50 per OP Unit. Such number does not reflect the aggregate number of OP Units Host REIT will receive in connection with the REIT Conversion. The amount of distributions payable to the General Partner and its affiliates on a pro forma basis in 1996 and 1995 are assumed to be zero (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions). The pro forma distributions payable to the General Partner and its affiliates are not necessarily indicative of the amounts that would have been distributed per OP Unit in such periods if the REIT Conversion and the Mergers had been consummated as of the beginning of each period shown.
(3) In 1996, MHP2 Acquisition Corp. purchased a controlling interest in MHP2. Distributions to the General Partner were $112,000, $225,000, $185,000 and $113,000 for the First Two Quarters 1998 and the fiscal years ended December 31, 1997, 1996 and 1995, respectively and to the Partnership Units owned by Host were $5,841,000, $11,563,000, $7,862,000 and $74,000 for the First Two Quarters 1998 and the fiscal years ended December 31, 1997, 1996 and 1995, respectively.

CERTAIN INFORMATION REGARDING THE HOTELS OWNED BY MHP2

   NAME OF HOTEL                 LOCATION OF HOTEL NUMBER OF ROOMS DATE OPENED
   -------------                 ----------------- --------------- -----------
   Marriott Rivercenter Hotel...  San Antonio, TX         999         1988
   New Orleans Marriott Hotel...  New Orleans, LA       1,290         1972
   San Ramon Marriott Hotel.....  San Ramon, CA           368         1989
   Santa Clara Marriott
    Hotel(1)....................  Santa Clara, CA         754         1976
                                                        -----
     TOTAL......................                        3,411
                                                        =====

--------
(1) MHP2 owns a 50% limited partner interest in the partnership that owns the Santa Clara Marriott Hotel and Host owns the remaining 50% interest.

  The table below sets forth certain performance information for MHP2's Hotels for the indicated periods.

                                         FIRST
                                     TWO QUARTERS           FISCAL YEAR
                                    ----------------  -------------------------
                                     1998     1997     1997     1996     1995
                                    -------  -------  -------  -------  -------
   Average daily rate.............. $152.56  $137.85  $133.75  $122.08  $115.53
   Occupancy.......................    80.4%    83.3%    80.7%    81.1%    80.6%
   REVPAR.......................... $122.66  $114.83  $107.94  $ 99.01  $ 93.12
   % REVPAR change.................     7.0%     8.0%     9.0%     6.3%     --

 Marriott Rivercenter Hotel, San Antonio, Texas

  The San Antonio Hotel is a full-service Marriott hotel located in downtown San Antonio on a leased parcel of land of approximately 2.7 acres. The Hotel is situated on the San Antonio Riverwalk and is located one block

                                 MHP2 Supp-26
from the San Antonio Convention Center and the Alamo. It is located approximately seven miles from the San Antonio International Airport.

  The Hotel opened in October 1988. The Hotel contains 999 guest rooms, including 86 suites and 40 concierge-level guest rooms, in a 38-story building. Designed as part of the Marriott International network of convention hotels, it has extensive meeting and convention facilities, totaling 58,300 square feet, including (i) a 40,000 square foot grand ballroom and (ii) 36 meeting rooms. Hotel facilities also include two restaurants, two lounges, a health club, an indoor/outdoor pool, a gift shop and a 650-space underground parking garage.

  Capital Improvements. The Hotel is scheduled to complete a refurbishment, which will include the replacement of the carpeting, bedspreads, upholstery, drapes and other similar items ("Softgoods") and also the dressers, chairs, beds and other furniture ("Casegoods") of all of its guest rooms at an estimated cost of $12.5 million in 2000 and 2001.

  Competition. The primary competition for the Hotel comes from the following two first-class hotels in downtown San Antonio: (i) the Hyatt Regency and (ii) the Hilton Palacio del Rio Hotel. These two competitors contain an aggregate of approximately 1,100 rooms and 50,300 square feet of meeting space. The San Antonio Marriott Riverwalk Hotel, which opened in 1980 and is managed by Marriott International, is located across the street from the San Antonio Hotel. Currently, the marketing and sales groups work together and the two management teams are currently exploring the possibility of working more closely together to maximize efficiencies. The San Antonio Marriott Riverwalk Hotel and another area hotel, the Plaza San Antonio Hotel are both owned by Host Marriott. In addition, other hotels in the San Antonio area also compete with the San Antonio Hotel; however, these differ from the San Antonio Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. None of these other hotels are operated as part of the Marriott International full-service hotel system.

  In February 1997, the Residence Inn Alamo Plaza opened with 220 rooms. In August of 1997, the Adams Mark Hotel opened on the Riverwalk with 410 rooms and 25,000 square feet of meeting space. Both hotels are in the San Antonio Hotel's immediate market area and it is expected that the San Antonio Hotel will compete directly with the Adams Mark Hotel for transient business. The downtown San Antonio market has experienced a total room increase of 780 rooms in 1997, of which the only full-service property is the Adams Mark Hotel. In addition, the demand in this market is at a level that has created interest by a number of parties in expanding existing properties and/or developing new full-service hotels. Construction is underway on the expansion of the San Antonio Convention Center which will bring its size to 500,000 square feet, thus ranking it as the 12th largest convention center in the country. It is likely that the expansion to the Convention Center will create demand for additional hotel rooms in the San Antonio market. While it is difficult to predict the ultimate outcome of this proposal, it is likely that hotel rooms will be added to the market and, therefore, increase the San Antonio Hotel's competition.

  Ground Lease. The San Antonio Hotel is located on a site that is leased from an unrelated third party for an initial term expiring December 31, 2013. To facilitate the refinancing, the Partnership exercised its option to extend the land lease for an additional 20-year period. Therefore, the term of the San Antonio land lease expires on December 31, 2033. The Partnership has the option to extend the term for up to three successive terms of ten years each. The lease provides for annual rental during the term of the lease equal to the greater of $700,000 or 3.5% of annual gross room sales.

 New Orleans Marriott Hotel, New Orleans, Louisiana

  The New Orleans Hotel is a full-service Marriott hotel located on approximately 1.88 acres of fee-owned land in the central business district in downtown New Orleans on the western boundary of the famous French Quarter. The Hotel is situated on Canal Street, the primary commercial route through the downtown area. It is located approximately 12 miles from the New Orleans International Airport.

  The Hotel, which opened in July 1972, currently contains 1,290 guest rooms, including 54 suites and 48 concierge-level guest rooms. The Hotel is comprised of the original 42-story River Tower and the 20-story

                                 MHP2 Supp-27

Quarter Tower. Designed as part of the Marriott International network of convention hotels, it has extensive meeting and convention facilities, totaling 80,000 square feet, including (i) a 27,100 square foot grand ballroom, which is the largest hotel ballroom in New Orleans, (ii) a 10,400 square foot junior ballroom and (iii) 25 meeting rooms. Hotel facilities also include three restaurants, three lounges, a health club, an outdoor pool, a business center, a gift shop and a 475-space parking garage.

  Capital Improvements. The Hotel had 924 guest rooms when it originally opened in 1972. A 400-room expansion was completed in 1979. The Hotel underwent an $11.4 million renovation in 1988 which included reconfiguring certain guest rooms, including 54 suites and 48 concierge-level guest rooms. The completion of these two projects resulted in the 1,290 guest room count that the Hotel currently contains. The Hotel has recently undergone a combined renovation of Softgoods and Casegoods complete refurbishment of all of its guest rooms at an estimated cost of $13.0 million. In addition, the Hotel recently completed a lobby and restaurant renovation at a cost of $2.1 million.

  Competition. The primary competition for the New Orleans Hotel comes from the following three first-class convention oriented hotels in the central business district of New Orleans: (i) the Sheraton New Orleans Hotel, (ii) the Hyatt Regency New Orleans Hotel and (iii) the New Orleans Hilton Riverside and Towers Hotel. These three competitors contain an aggregate of approximately 3,900 rooms and 254,000 square feet of meeting space. In addition, other hotels in the New Orleans area also compete with the New Orleans Hotel; however, these differ from the New Orleans Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. None of these other hotels are operated as part of the Marriott International full-service hotel system. As a major convention facility, the New Orleans Hotel also competes with similar facilities throughout the country.

  A number of smaller hotel products entered the market in 1997 adding a total of 1,225 rooms and an additional 724 rooms are expected to be completed in 1998. None of these products are direct competitors of the New Orleans Hotel and no new direct competitors are expected to open in New Orleans in the near-term. However, the overall increase in room supply will affect the Hotel in periods of weak demand.

 San Ramon Marriott Hotel, San Ramon, California

  The San Ramon Hotel is a full-service Marriott hotel located within the Bishop Ranch Business Park in San Ramon, California approximately 40 miles east of San Francisco and approximately 20 miles east of Oakland. The Hotel is located on a leased parcel of land of approximately 11.8 acres. It is located approximately 18 miles from the Oakland International Airport and 35 miles from the San Francisco International Airport.

  The Hotel opened in June 1989 and contains 368 guest rooms, including six suites and 72 concierge-level guest rooms, in a six-story building. The Hotel has approximately 16,300 square feet of meeting and banquet space, including
(i) a 10,000 square foot main ballroom, (ii) a 5,000 square foot junior ballroom and (iii) six meeting rooms. Hotel facilities also include a restaurant, a lounge, a heated outdoor pool, an exercise room, a sundry shop and outdoor parking for over 560 cars.

  Capital Improvements. In January 1997, the Hotel completed a $1.2 million Softgoods renovation project. In addition, during 1997, the Hotel completed a combined Softgoods and Casegoods refurbishment of its six suites.

  Competition. The primary competition for the San Ramon Hotel comes from the following three hotels: (i) the Pleasanton Hilton Inn, (ii) the Four Points Hotel by Sheraton and (iii) the Marriott Residence Inn San Ramon. These three competitors contain an aggregate of approximately 600 rooms and 21,000 square feet of meeting space. In addition, other hotels in the San Ramon area also compete with the San Ramon Hotel; however, these differ from the San Ramon Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. None of these other hotels are operated as part of the Marriott International full-service hotel system. In 1997, 225 limited service rooms were added to the market and another 640 are expected by June 1998. No new full-service competition is expected to open in the San Ramon area in the near-term.

                                 MHP2 Supp-28

  Ground Lease. The San Ramon Hotel is located on a site that is leased from an unrelated third party for an initial term expiring in May 2014. To facilitate the refinancing, the Partnership exercised its option to extend the land lease for an additional 20-year period. Therefore, the current term of the San Ramon land lease expires in May 2034. The Partnership has the option to extend the term for up to three successive terms of ten years each. The lease provides for annual rental during the term of the lease equal to the greater of $350,000 or 3% of annual gross sales. The minimum rent of $350,000 may be adjusted upward beginning in June 1995, and every fifth year thereafter, to an amount equal to 75% of the average rent paid during the three years immediately preceding the applicable five-year period. No such adjustment was necessary in June 1995.

 Santa Clara Marriott Hotel, Santa Clara, California

  The Santa Clara Hotel is a full-service Marriott hotel located in Santa Clara, California on two leased parcels of land, totaling approximately 21.9 acres. The Hotel is situated in the center of "Silicon Valley," approximately one mile from the Santa Clara Convention Center. It is located approximately four miles from the San Jose International Airport and 36 miles from the San Francisco International Airport.

  The Hotel opened in June 1976. The Hotel contains 754 guest rooms, including 25 suites and 76 concierge-level guest rooms. The Hotel consists of two towers (one 13 stories and one 10 stories) and a series of two- and three-story buildings, all of which are interconnected. The Hotel has approximately 24,000 square feet of meeting and banquet space, which includes three separate ballrooms, with a total of 20,200 square feet, and six meeting rooms. Hotel facilities also include two restaurants, two lounges, an indoor/outdoor pool, an exercise room, a game room, a gift shop and outdoor parking for over 1,200 cars.

  Capital Improvements. In 1998, the Hotel is scheduled to complete a Softgoods renovation of 202 rooms at an approximate cost of $1.8 million and a combined Softgoods and Casegoods refurbishment of 264 rooms at an approximate cost of $2.2 million.

  Competition. The primary competition for the Santa Clara Hotel comes from the following three hotels: (i) the Westin Santa Clara Hotel, (ii) the Doubletree San Jose and (iii) the Embassy Suites Santa Clara Hotel. These three competitors contain an aggregate of approximately 1,300 rooms and 46,000 square feet of meeting space. In addition, other hotels in the Santa Clara area also compete with the Santa Clara Hotel; however, these differ from the Santa Clara Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. None of these other hotels are operated as part of the Marriott International full-service hotel system. No new competition is expected to open in the Santa Clara area in the near-term.

LEGAL PROCEEDINGS

  Two groups of limited partners of Marriott Hotel Properties II Limited Partnership ("MHP2") are each asserting putative class claims in lawsuits filed in the United States District Court for the Southern District of Florida on May 10, 1996, Leonard Rosenblum, as Trustee of the Sylvia Bernie Rosenblum Trust et al. v. Marriott MHP Two Corporation, et al., Case No. 96-8377-CIV-HURLEY, and, on December 18, 1997, Mackenzie Patterson Special Fund 2, L.P. et al. v. Marriott MHP Two Corporation, et al., Case No. 97-8989-CIV-HURLEY, respectively, against Host and certain of its affiliates alleging that the defendants violated their fiduciary duties and engaged in fraud and coercion in connection with a tender offer for MHP2 units. The District Court dismissed the Mackenzie Patterson case on August 4, 1998 and remanded the Rosenblum case to Palm Beach County Circuit Court on July 25, 1998. The defendants have moved to dismiss Rosenblum's fifth amended complaint in the case now styled Leonard Rosenblum, as Trustee of the Sylvia Bernice Rosenblum Trust, et al. v. Marriott MHP Two Corporation, et al., Case No. CL-96-4087-AD, or, in the alternative, to deny class certification.

AMENDMENTS TO MHP2'S PARTNERSHIP AGREEMENT

  In order to consummate the Merger as currently proposed, there are a number of amendments required to be made to MHP2's partnership agreement. MHP2 Limited Partners must vote separately on the Merger and the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and

                                 MHP2 Supp-29
the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon MHP2's participation in the Merger. The required amendments generally include: (i) permitting MHP2 to enter into the Leases with the Lessees; (ii) reducing to one the number of appraisals of the fair market value of MHP2's Hotels that MHP2 must obtain before the General Partner can cause MHP2 to sell its assets to the General Partner or an affiliate; and (iii) other amendments required to allow the transactions constituting the Merger or otherwise necessary or desirable to consummate the Merger or the REIT Conversion. The form of amendment to the MHP2 partnership agreement is attached as an exhibit to the Registration Statement of which this Supplement is a part.

VOTING PROCEDURES

  MHP2 LIMITED PARTNERS ARE BEING ASKED TO VOTE SEPARATELY ON THE MERGER AND THE PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT, BUT MHP2 WILL NOT PARTICIPATE IN THE MERGER UNLESS BOTH PROPOSALS ARE APPROVED. The consent of MHP2 Limited Partners holding more than 50% of the outstanding limited partner interests in MHP2 is required for participation in the Merger and to approve the related amendments to the partnership agreement. The General Partner and its affiliate collectively own 52.75% of the outstanding limited partner interests. The General Partner and its affiliates are required to vote their limited partner interests in MHP2 in the same manner as the majority of limited partner interests other than those limited partner interests held by the General Partner and its affiliates actually voted (so long, as a majority of the outside limited partners are present for purposes of a vote by submitted ballets or otherwise).

  An MHP2 Limited Partner may mark the Consent Form to vote "FOR," "AGAINST" or "ABSTAIN" with respect to participation in the Merger by MHP2 and "FOR," "AGAINST" or "ABSTAIN" with respect to the amendments to the partnership agreement. THE FAILURE OF A LIMITED PARTNER OF MHP2 TO VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS IF SUCH MHP2 LIMITED PARTNER HAD VOTED HIS PARTNERSHIP INTERESTS "AGAINST" THE MERGER AND "AGAINST" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. The voting procedures applicable to MHP2 Limited Partners are set forth in the Consent Solicitation under the heading "Voting Procedures--Required Limited Partner Vote and Other Conditions."

  The Solicitation Period will commence on the date the Consent Solicitation and the other Solicitation Materials are first distributed to the Limited Partners and will continue until the later of (i) December 12, 1998 or (ii) such later date as the General Partner and the Operating Partnership may elect, in their discretion. Any Consent Form RECEIVED by the Tabulation Agent (in original or by facsimile) prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective, provided that such Consent Form has been properly signed. FOR MHP2, A CONSENT FORM THAT IS PROPERLY SIGNED BUT NOT MARKED WILL BE VOTED "FOR" THE MERGER AND "FOR" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. An MHP2 Limited Partner who has submitted a Consent Form may withdraw or revoke the Consent Form at any time prior to the expiration of the Solicitation Period.

  As of June 19, 1998, no other person of record, or to the Partnership's knowledge owns beneficially, more than 5% of the total number of MHP2 Partnership Units.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of OP Units in the Merger, each MHP2 Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such MHP2 Limited Partner in connection with the Merger. If such certification or withholding certificate is not provided, the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such MHP2 Limited Partner in connection with the Merger, including both

                                 MHP2 Supp-30
the value of the OP Units received and such MHP2 Limited Partner's share of the liabilities of MHP2. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Withholding."

OP UNIT EXCHANGE ELECTION PROCEDURES

 Description of the Common Share Election

  MHP2 Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time during the period beginning on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (expected to be January 22, 1999 if the Effective Date of the Merger is December 30, 1998) (the "Election Period") (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). At their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if an MHP2 Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. An MHP2 Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each MHP2 Limited Partner who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to Host REIT for an equal number of Common Shares. The Common Shares will be issued to the MHP2 Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30,
1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock--Common Shares."

 Description of the Note Election

  MHP2 Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). Even if an MHP2 Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. An MHP2 Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each MHP2 Limited Partner who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to the Operating Partnership for the Note. The Note will be issued to the MHP2 Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of an MHP2 Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the currently expected closing of the Merger), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Merger, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of any Hotels formerly owned by MHP2 and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

 Election Procedures

  MHP2 Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. An MHP2 Limited Partner must make

                                 MHP2 Supp-31
such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), unless extended. An MHP2 Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election. The OP Unit Exchange Election Form must be submitted so that it is received by MHP2 (c/o the Operating Partnership) at any time prior to the end of the Election Period. This election can be revoked, or an alternative election can be made, by submitting to MHP2 in writing, such revocation or alternative election so that it is received by MHP2 at any time prior to the end of the Election Period.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of Common Shares or a Note in exchange for OP Units if an MHP2 Limited Partner exercises the Common Share Election or the Note Election, each MHP2 Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to Host REIT and the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such MHP2 Limited Partner in connection with the Common Share Election or the Note Election. If such certification or withholding certificate is not provided, Host REIT or the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such MHP2 Limited Partner in connection with the Common Share Election or the Note Election, including both the value of the securities received and such MHP2 Limited Partner's share of the liabilities of the Operating Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers-- Withholding."

FEDERAL INCOME TAX CONSEQUENCES

  In addition to the federal income tax consequences discussed in the sections of the Consent Solicitation entitled "Federal Income Tax Consequences" and "Risk Factors--Federal Income Tax Risks," MHP2 Limited Partners should read carefully the following discussion of federal income tax consequences applicable specifically to the MHP2 Limited Partners. The information included in this discussion is based upon various factual assumptions and information which are believed by the Operating Partnership and the General Partner to be reliable. However, some of these assumptions inevitably will not materialize, and unanticipated events and circumstances will occur. Therefore, there likely will be differences between the information provided herein, including the numerical data and estimates, and actual results, and the variations may be material and adverse.

 Applicability of Tax Opinions

  Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to Host REIT, Host, and the Operating Partnership, has provided to Host REIT and the Operating Partnership an opinion letter (attached as Appendix C to the Consent Solicitation) as to certain federal income tax consequences to the Operating Partnership and the MHP2 Limited Partners resulting from the Mergers and the REIT Conversion. The opinion letter is based upon certain assumptions and certain representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities and properties) of the Partnerships and Hotels contributed to the Operating Partnership by Host and the Blackstone Entities prior to the Mergers and the REIT Conversion and of Host REIT, the Operating Partnership and the Partnerships following the Mergers and the REIT Conversion. In addition, prior to the Effective Date, Hogan & Hartson expects to provide to Host REIT and the Operating Partnership an opinion letter (substantially in the form of Appendix D to the Consent Solicitation) as to the qualification and taxation of Host REIT as a REIT under the Code beginning with its first

                                 MHP2 Supp-32
full taxable year commencing following the REIT Conversion. The receipt of this opinion letter is a condition to the REIT Conversion and each of the Mergers. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  Each opinion provided by Hogan & Hartson in the opinion letter that is attached as Appendix C to the Consent Solicitation is applicable to the MHP2 Limited Partners.

  The opinions already rendered by Hogan & Hartson are based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions, and the opinions to be rendered by Hogan & Hartson prior to the Effective Date will be based on the same authorities as of the date such opinions are rendered. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the one exception described below (see "--Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain") and in the Consent Solicitation under "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities," neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Merger or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion.

 Tax Consequences of the Merger

  Overview. Hogan & Hartson has provided an opinion to the effect that the Merger will not result in the recognition of taxable gain or loss at the time of the Merger to an MHP2 Limited Partner (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger; (ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Merger;
(iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of any prepayment of the MHP2 Mortgage Debt or the Santa Clara Mortgage Debt) in connection with the Merger or the REIT Conversion in excess of his aggregate adjusted basis in his MHP2 Partnership Units at the time of the Merger; (iv) who is not required to recognize gain by reason of the exercise by another MHP2 Limited Partner of his right to make the Common Share Election or the Note Election (which, in counsel's opinion, described below, should not be the result of such election) and (v) who does not have his "at risk" amount fall below zero as a result of the Merger or the REIT Conversion. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  With respect to the foregoing exceptions to nonrecognition treatment, the Operating Partnership and the General Partner believe as follows: (i) an MHP2 Limited Partner who acquired his MHP2 Partnership Units in the original offering of such Partnership Units and who has held such Partnership Units at all times since would not be considered to receive, as a result of the Merger, a distribution (or a deemed cash distribution resulting from relief from liabilities) that exceeds his aggregate adjusted basis in his MHP2 Partnership Units at the time of the Merger, and would not have his "at risk" amount fall below zero as a result of the Merger, even if all of the MHP2 Mortgage Debt and Santa Clara Mortgage Debt were to be repaid in connection with the Merger or the REIT Conversion, and (ii) none of the personal property owned by MHP2 will need to be sold to a Non-Controlled Subsidiary in connection with the REIT Conversion. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Overview" in the Consent Solicitation.

  With respect to the effects of an MHP2 Limited Partner's election to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger, Hogan & Hartson is of the opinion that it is more likely than not that an MHP2 Limited Partner who does not make the Common Share Election or the Note Election will not be required to recognize gain by reason of another MHP2 Limited Partner's exercise of

                                 MHP2 Supp-33
either of such rights. With respect to the exercise of a Unit Redemption Right, Hogan & Hartson is of the opinion that it is more likely than not that an MHP2 Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Merger but less than two years after such date will not cause the Merger itself to be a taxable transaction for the MHP2 Limited Partner (or the other MHP2 Limited Partners). See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation. Opinions of counsel, however, do not bind the IRS or the courts, and no assurances can be provided that such opinions will not be challenged by the IRS or will be sustained by a court if so challenged.

  The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, MHP2 Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections).

  Deemed Cash Distribution and Resulting Taxable Gain. With respect to his MHP2 Partnership Units, an MHP2 Limited Partner will receive no actual cash distribution in connection with the Merger but would be deemed to receive a cash distribution in connection with the Merger to the extent that his share of Operating Partnership liabilities immediately after the Merger and the REIT Conversion is less than his share of MHP2 liabilities immediately prior to the Merger. For example, any prepayment of the MHP2 Mortgage Debt or the Santa Clara Mortgage Debt or debt encumbering other Hotels may result in a deemed cash distribution to the MHP2 Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. Even though the MHP2 Mortgage Debt, the Santa Clara Mortgage Debt and the debt encumbering other Hotels is not expected to be repaid or refinanced in connection with the Mergers and the REIT Conversion (except as described in the Consent Solicitation), an MHP2 Limited Partner's share of indebtedness following the Merger and the REIT Conversion may nonetheless decrease in comparison to the Limited Partner's estimated aggregate share of MHP2 indebtedness as of December 31, 1998 (calculated based on the assumption that the Mergers did not occur) by reason of the manner in which the debt allocation rules work when multiple assets with different levels of leverage are consolidated into a single partnership.

  An MHP2 Limited Partner, however, would recognize taxable gain as a result of any deemed cash distribution discussed in the previous paragraph only to the extent that the deemed cash distribution were to exceed his adjusted tax basis in his MHP2 Partnership Units immediately prior to the Merger. As noted above, the Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that an MHP2 Limited Partner who acquired his MHP2 Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since the offering will have an adjusted tax basis in excess of the deemed cash distribution that might occur in connection with the Merger and the REIT Conversion, even if all of the MHP2 Mortgage Debt and the Santa Clara Mortgage Debt were to be repaid in connection with the Merger and the REIT Conversion, and the MHP2 Limited Partner were to have no share of any Operating Partnership indebtedness following the Merger and the REIT Conversion. Therefore, such an MHP2 Limited Partner should not recognize gain due to such deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The adjusted tax basis of an MHP2 Limited Partner who did not acquire his MHP2 Partnership Units in the original offering of such Partnership Units or who has not held his MHP2 Partnership Units at all times since such offering could vary materially from that of an MHP2 Limited Partner who did so. If an MHP2 Limited Partner has an adjusted tax basis in his MHP2 Partnership Units (per MHP2 Partnership Unit) that is substantially less than the adjusted tax basis of an MHP2 Limited Partner who acquired his MHP2 Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since, he could recognize gain due to any deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.


                                 MHP2 Supp-34

  The Operating Partnership has no current plan or intention to cause the prepayment of the MHP2 Mortgage Debt or the Santa Clara Mortgage Debt or, except as described in the Consent Solicitation, any of the nonrecourse liabilities encumbering the Hotels owned by the other Partnerships (other than with the proceeds of indebtedness that would be considered nonrecourse liabilities allocable to the Hotel being refinanced). The Operating Partnership, however, will have to repay mortgage indebtedness securing the Hotels owned by the Partnerships at the time such indebtedness matures. There can be no assurance that at such time the Operating Partnership will be able to secure nonrecourse mortgage indebtedness secured only by those Hotels in an amount sufficient to avoid a deemed cash distribution to the former Limited Partners in those Partnerships, including MHP2 (although such a deemed distribution of cash may or may not result in the recognition of taxable income or gain by the former MHP2 Limited Partners). Moreover, the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. In view of these considerations and the potential adverse consequences to Limited Partners in certain Partnerships, the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT (i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752, (ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels (including the MHP2 Mortgage Debt or the Santa Clara Mortgage
Debt), would be considered to be "secured" by these Hotels for purposes of allocating the liabilities for tax basis purposes (and thus would be allocable, at least in substantial part, to the former Limited Partners in the Partnerships owning those Hotels, including the MHP2 Limited Partners), and
(iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code Section 465. The IRS has recently issued a ruling to that effect to another taxpayer, and has indicated to the Operating Partnership's representatives that it is favorably inclined to issue that ruling to the Operating Partnership.

  Section 465(e) Recapture. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Section 465(e) Recapture," the "at risk" rules of Section 465 of the Code generally apply to limit the use of partnership losses by a partner. Under Section 465(e) of the Code, a partner would be required to include in gross income, or "recapture," losses previously allowed to such partner with respect to his investment in a partnership if the amount for which the partner is "at risk" in relation to his investment in the partnership is less than zero at the close of the taxable year.

  It is possible that the consummation of the Mergers and the REIT Conversion or the repayment of certain "qualified nonrecourse financing" of the Operating Partnership, the Hotel Partnerships or the Hotels contributed to the Operating Partnership by the Blackstone Entities at the time of or following the Merger and the REIT Conversion could, singularly or in combination, cause an MHP2 Limited Partner's amount at risk in relation to his investment in MHP2 (and, after the Mergers, in the Operating Partnership) to be reduced below zero, resulting in an income inclusion to the Limited Partner under Section 465(e) of the Code. Currently, all of the current debt of MHP2 constitutes "qualified nonrecourse financing" so that the MHP2 Limited Partners have positive at risk amounts. The Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that an MHP2 Limited Partner who acquired his MHP2 Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since will have a positive at risk amount immediately following the Mergers and the REIT Conversion, even if all of the MHP2 Mortgage Debt and the Santa Clara Mortgage Debt were to be repaid in connection with the Mergers and the REIT Conversion and the MHP2 Limited Partners were to have no share of any other "qualified nonrecourse financing" following the Mergers and the REIT Conversion.

  It is possible, however, that a former MHP2 Limited Partner's at risk amount could decline in the future, either because of the allocation of losses from the Operating Partnership to that former MHP2 Limited Partner or because of cash distributions by the Operating Partnership to that former MHP2 Limited Partner in excess of the taxable income allocable to him with respect to his OP Units. In that event, it may be necessary for the former

                                 MHP2 Supp-35

MHP2 Limited Partner to have a share of "qualified nonrecourse financing" from the Operating Partnership in order to avoid recognizing income by reason of his at risk amount falling below zero. Moreover, there can be no assurance that debt incurred by the Operating Partnership in the future to refinance the MHP2 Mortgage Debt, the Santa Clara Mortgage or outstanding mortgage debt of the other Hotel Partnerships or the Hotels contributed by the Blackstone Entities will qualify as "qualified nonrecourse financing." If, however, the Operating Partnership were to obtain the requested ruling from the IRS and were to refinance existing mortgage indebtedness of the Partnerships with the type of indebtedness described in the ruling, such indebtedness should constitute "qualified nonrecourse financing" for purposes of the "at risk" rules.

  Impact of Assumption of MHP2 Liabilities by the Operating Partnership. As described in the Consent Solicitation, see "Federal Income Tax Consequences-- Tax Consequences of the Mergers--Disguised Sale Regulations," an MHP2 Limited Partner will recognize gain to the extent he is treated as having sold all or part of his MHP2 Partnership Interest in a "disguised sale." For purposes of these rules, certain reductions in a partner's share of partnership liabilities are treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that reduction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis in his partnership interest. However, if a transfer of property by a partner to a partnership is not otherwise treated as part of a disguised sale, then any reduction in the partner's share of "qualified liabilities" also will not be treated as part of a disguised sale. A "qualified liability" in connection with a transfer of property to a partnership includes (i) any liability incurred more than two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period; (ii) a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred; (iii) a liability that is traceable under the Treasury Regulations to capital expenditures with respect to the property; and (iv) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business. However, a recourse liability is not a "qualified liability" unless the amount of the liability does not exceed the fair market value of the transferred property (less any other liabilities that are senior in priority and encumber such property or any allocable liabilities described in (iii) or (iv), above) at the time of transfer.

  Hogan & Hartson believes, based on factual representations made by the Operating Partnership and the General Partner relating to the facts and circumstances surrounding each such liability, that all liabilities of MHP2 fall into one of the four categories of "qualified liabilities" described above and, accordingly, that the mere assumption by the Operating Partnership of the outstanding liabilities of MHP2 will not give rise to a "disguised sale" by any of the MHP2 Limited Partners.

 Tax Treatment of MHP2 Limited Partners Who Hold OP Units Following the Merger

  Initial Basis in Units. In general, an MHP2 Limited Partner will have an initial tax basis in his OP Units received in the Merger with respect to his MHP2 Partnership Units equal to the basis in his MHP2 Partnership Units at the time of the Merger, reduced to reflect any deemed cash distributions resulting from a reduction in his share of MHP2 liabilities and increased to reflect his share of other liabilities of the Operating Partnership and any gain required to be recognized in connection with the Merger and the REIT Conversion. For a discussion of the federal income tax consequences for an MHP2 Limited Partner from a reduction in basis that may result from the Merger and the REIT Conversion, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Initial Tax Basis of OP Units" in the Consent Solicitation.

  Tax Allocations by the Operating Partnership upon a Sale of MHP2
Hotels. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of

                                 MHP2 Supp-36
contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to as the "Book-Tax Difference"). The Operating Partnership and the General Partner estimate, based upon and subject to the assumptions and other limitations described below, that the Book-Tax Difference for all MHP2 Limited Partners (but excluding all of Host's interests) with respect to the MHP2 Hotels will be $67,512,745 upon the consummation of the Merger.

  If the Operating Partnership were to sell all of the MHP2 Hotels, the former partners of MHP2 (including Host REIT with respect to Host's interest in MHP2 held through the General Partner) would be specially allocated by the Operating Partnership an aggregate amount of taxable gain equal to the aggregate Book-Tax Difference with respect to the MHP2 Hotels. The share of such gain allocable to an MHP2 Limited Partner who acquired his MHP2 Partnership Units in the original offering of such Partnership Units and held such Partnership Units at all times since would be $189,981 per MHP2 Partnership Unit if such Partnership Unit were acquired for cash, and $189,071 if such Partnership Unit were acquired pursuant to the installment purchase plan. The share of such gain of an MHP2 Limited Partner who did not acquire his MHP2 Partnership Units in the original offering of such Partnership Units or who has not held his MHP2 Partnership Units at all times since such offering could vary materially from this amount. If the Operating Partnership were to sell an MHP2 Hotel with a Book-Tax Difference, the remaining Book-Tax Difference at the time the Hotel is sold would be required to be allocated exclusively to the former MHP2 Limited Partners and the General Partner, even though the proceeds of such sale would be allocated proportionately among all the partners in the Operating Partnership (and would likely be retained by the Operating Partnership, rather than distributed to holders of OP Units and Common Shares of Host REIT). The MHP2 Limited Partners would not be entitled to any special distributions from the Operating Partnership in connection with such a sale, and thus would not necessarily receive cash distributions from the Operating Partnership sufficient to pay such additional taxes. Although the Partnership Agreement does not impose any restrictions upon the Operating Partnership preventing it from causing the sale of any or all of the MHP2 Hotels at any time following the Mergers, the Operating Partnership does not have current plans to pursue a sale of any of the MHP2 Hotels. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" in the Consent Solicitation.

  Tax Allocations with Respect to Contributed Hotels Generally. The tax allocations of depreciation to the MHP2 Limited Partners may change significantly as a result of the Mergers and the REIT Conversion for two reasons. First, as described above, pursuant to Section 704(c) of the Code, depreciation and deductions attributable to the MHP2 Hotels will be required to be allocated for federal income tax purposes in a manner such that the MHP2 Limited Partners are charged with the Book-Tax Difference associated with the MHP2 Hotels at the time of the consummation of the Merger. Consequently, an MHP2 Limited Partner will be allocated less depreciation with respect to the MHP2 Hotels than would be the case if the Mergers had not occurred and the MHP2 Limited Partner had continued to hold his MHP2 Partnership Units. (On the other hand, a former MHP2 Limited Partner will be allocated depreciation with respect to other Hotels acquired by the Operating Partnership in connection with the Mergers and the REIT Conversion, including the Hotels owned by the other Hotel Partnerships and the Hotels being contributed to the Operating Partnership by Host and the Blackstone Entities in connection with the Mergers and the REIT Conversion.) Second, the Mergers will cause the technical termination under Section 708(b)(1)(B) of the Code of certain of the Hotel Partnerships that participate in the Mergers and the REIT Conversion. The Operating Partnership will take certain steps intended to prevent such a termination of MHP2, but there can be no assurance that the IRS will not determine that MHP2 experienced a termination as a result of the Merger.
Section 168(i)(7) of the Code provides, in effect, that when a partnership terminates under Section 708(b)(1)(B) of the Code, the partnership must begin new depreciation periods for his property. As a result, the remaining bases of the real estate components of the Hotels held by the Hotel Partnerships that terminate will be depreciated over 39 years, rather than over the remaining current lives of such Hotels (which range from less than one year to 39 years). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Effect of Mergers on Depreciation" in the Consent Solicitation.

                                 MHP2 Supp-37

  In light of the complexity of the governing rules affecting the calculation and allocation of depreciation with respect to properties contributed to a partnership, particularly when a number of those properties are subject to the separate adjustments required in connection with a technical termination under
Section 708 of the Code, the number of Hotels that the Operating Partnership will be acquiring in connection with the Mergers, the Blackstone Acquisition and the REIT Conversion, and the impact on these calculations of other outside events, including equity offerings by Host or Host REIT and other acquisitions undertaken by Host, Host REIT or the Operating Partnership prior to or in connection with the REIT Conversion, the Operating Partnership and the General Partner believe that it is impossible to predict with any degree of precision the impact that the Mergers and the REIT Conversion will have on the future depreciation (and, consequently, the amount of taxable income) allocable to an MHP2 Limited Partner.

  Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership. The passive loss limitation rules generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate, which would include the Operating Partnership for MHP2 Limited Partners) to the extent that such losses are not in excess of the taxpayer's income from passive activities or investments. An MHP2 Limited Partner would be able to offset losses from other passive activities against income from the Operating Partnership that is considered passive income (but not portfolio income) so long as the Operating Partnership is not treated as a publicly traded partnership. The Operating Partnership and the General Partner believe, however, that there is a substantial risk that the Operating Partnership will be treated as a publicly traded partnership for purposes of the passive loss limitation rules. In this event, any losses or deductions of the Operating Partnership allocable to an MHP2 Limited Partner after the Merger could not be used to offset passive income from other passive activities. Similarly, losses from other passive activities could not be applied to offset income of the Operating Partnership allocated to an MHP2 Limited Partner. An MHP2 Limited Partner, however, would be able to offset any passive losses from his investments against any gain recognized by the MHP2 Limited Partner as a result of the Merger.

  State and Local Taxes. MHP2 Limited Partners holding Partnership Units will be subject to state and local taxation in a number of jurisdictions in which the Operating Partnership directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. In this regard, immediately following the Mergers and the REIT Conversion, the Operating Partnership expects that it will own properties in approximately 28 states across the United States and the District of Columbia. Currently, MHP2 owns, directly and indirectly, properties in only three states. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--State and Local Taxes" in the Consent Solicitation.

 Assumptions Used in Determining Tax Consequences of the Merger

  In preparing the discussion set forth above, the Operating Partnership and the General Partner made several key assumptions, which are described below. If any such assumption is not accurate with respect to a particular MHP2 Limited Partner, the tax consequences of the Merger to such MHP2 Limited Partner could be substantially different from those reflected above. ACCORDINGLY, EACH MHP2 LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH MHP2 LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

  First, with respect to an MHP2 Limited Partner's basis in his MHP2 Partnership Units prior to the Merger, the Operating Partnership and the General Partner assumed that an MHP2 Limited Partner acquired his MHP2 Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since the offering (the "Original Limited Partner's Adjusted Basis"). In general, each MHP2 Limited Partner had an initial tax basis in his MHP2 Partnership Units ("Initial Basis") equal to his cash investment in MHP2 (plus his proportionate share of the partnership's nonrecourse liabilities at the time he acquired his MHP2 Partnership Units). An MHP2 Limited Partner's Initial Basis generally has been increased by (a) such Limited

                                 MHP2 Supp-38

Partner's share of MHP2 taxable income and (b) any increases in his share of liabilities of MHP2. Generally, such Limited Partner's Initial Basis has been decreased (but not below zero) by (i) his share of MHP2 cash distributions,
(ii) any decreases in his share of liabilities of MHP2, (iii) his share of losses of MHP2 and (iv) his share of nondeductible expenditures of MHP2 that are not chargeable to capital.

  The General Partner has set forth on Appendix E to the Consent Solicitation for MHP2 (i) the Original Limited Partner's Adjusted Basis as of December 31, 1997 for each such MHP2 Limited Partner, and (ii) an estimate of such MHP2 Limited Partner's Original Limited Partner's Adjusted Basis as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). The General Partner also has set forth on Appendix E to the Consent Solicitation for each MHP2 Limited Partner whose adjusted basis in his MHP2 Partnership Interest is the same as the Original Limited Partner's Adjusted Basis (i) the MHP2 liabilities allocable to such MHP2 Limited Partner as of December 31, 1997, and (ii) an estimate of the MHP2 liabilities allocable to such Limited Partner as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). Each of these estimates is shown separately for those MHP2 Limited Partners who acquired their Partnership Units at the time of the original offering pursuant to an installment purchase plan.

  The adjusted tax basis of an MHP2 Limited Partner who did not acquire his MHP2 Partnership Units in the original offering of such Partnership Units could vary materially from that of an MHP2 Limited Partner who did so for various reasons. If an MHP2 Limited Partner has an adjusted tax basis in his MHP2 Partnership Units that is less than the Original Limited Partner's Adjusted Tax Basis, the Merger might result in the receipt by the MHP2 Limited Partner of a deemed distribution of cash in excess of his adjusted tax basis in his MHP2 Partnership Units, which could result in the recognition of income or gain.

  Finally, the Operating Partnership and the General Partner assumed that the Merger will be treated for federal income tax purposes as the transfer by the MHP2 Limited Partners of their interests in the Partnership to the Operating Partnership in exchange for OP Units. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either (i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units, or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units (and possibly Notes and/or Common Shares) and the subsequent distribution of such OP Units (and possibly Notes and/or Common Shares) to its partners. If the Merger is recharacterized in the manner described in (ii) in the preceding sentence, the tax consequences of the Merger to the MHP2 Limited Partners likely would be materially affected.

  EACH MHP2 LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH MHP2 LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER. THE TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER TO A PARTICULAR MHP2 LIMITED PARTNER COULD VARY SUBSTANTIALLY FROM THE CONSEQUENCES DESCRIBED ABOVE.

 Tax Treatment of MHP2 Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election

  An MHP2 Limited Partner who exercises his right to make the Common Share Election or the Note Election and receives Common Shares or a Note in connection with the Merger will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur (i) with regard to an MHP2 Limited Partner who makes the Common Share Election, at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), and (ii) with regard to an MHP2 Limited Partner who makes the Note Election, on the Effective Date of the Merger (which currently is expected to be December 30, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Common Share Election will equal the sum of the fair market

                                 MHP2 Supp-39
value of the Common Shares received (i.e., the Exchange Value, currently estimated as $237,334 per MHP2 Partnership Unit) plus the portion of MHP2's liabilities allocable to the MHP2 Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $257,539 per MHP2 Partnership Unit as of December 31, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Note Election will equal the sum of the "issue price" of the Notes (i.e., the face amount of the Note, currently estimated as $205,140 per MHP2 Partnership Unit) plus the portion of the MHP2 liabilities allocable to the MHP2 Limited Partner for federal income tax purposes immediately prior to the disposition of the MHP2 OP Units (estimated as $257,539 per MHP2 Partnership Unit as of December 31, 1998). To the extent the applicable amount realized exceeds the MHP2 Limited Partner's adjusted basis in his MHP2 Partnership Units, the MHP2 Limited Partner will recognize gain. The Operating Partnership and the General Partner estimate (assuming the MHP2 Limited Partner acquired his MHP2 Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering) that the amount of gain that would be recognized by an MHP2 Limited Partner who made the Common Share Election would be approximately $178,671 per MHP2 Partnership Unit, as of December 31, 1998, if such Partnership Unit were acquired for cash, and $177,761 per Partnership Unit if such Partnership Unit were acquired pursuant to the installment purchase plan. The amount of gain that would be recognized by an MHP2 Limited Partner who made the Note Election would be approximately $146,477 per MHP2 Partnership Unit, as of December 31, 1998, if such Partnership Unit were acquired for cash, and $145,567 per Partnership Unit if such Partnership Unit were acquired pursuant to the installment purchase plan. For a discussion of the federal income tax rates applicable to the net capital gain from the sale of a capital asset, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Disposition of OP Units by Limited Partners" in the Consent Solicitation. In this regard, the General Partner estimates that, as of December 31, 1998, if MHP2 sold all of its Hotels in a fully taxable transaction for a net amount, after payment of liabilities, equal to the Exchange Value of MHP2 (with respect to a Limited Partner who makes the Common Share Election) or Liquidation Value of MHP2 (with respect to a Limited Partner who makes the Note Election), the "unrecognized Section 1250 gain" per MHP2 Partnership Unit would be $70,652 if such Partnership Unit were acquired for cash, and $70,652 per MHP2 Partnership Unit if such Partnership were acquired pursuant to the installment purchase plan. The gain subject to tax as ordinary income under Code Section 1245 per MHP2 Partnership Unit would be $3,269 if such Partnership Unit were acquired for cash, and $3,269 per MHP2 Partnership Unit if such Partnership were acquired pursuant to the installment purchase plan. An MHP2 Limited Partner who makes the Note Election would be able to treat any per Partnership Unit passive activity loss carryforward with respect to the activities of MHP2, to the extent the sum of such losses exceeds his passive activity income for 1998, as losses that are not from a passive activity and, therefore, not subject to the passive activity loss limitation rules. For purposes of determining the gain recognized by a Limited Partner as a result of making the Common Share Election or the Note Election, an Original Limited Partner's Adjusted Basis reflects such Limited Partner's share of the syndication costs incurred by his Partnership at formation. An original MHP2 Limited Partner's share of syndication costs was $11,310 per MHP2 Partnership Unit.

  The following tables show the estimated amount of long term capital gain,
Section 1245 ordinary income, and "unrecognized Section 1250 gain" that an MHP2 Limited Partner who exercises either the Common Share Election or the Note Election would recognize, on a per MHP2 Partnership Unit basis (assuming that the MHP2 Limited Partner acquired his MHP2 Partnership Units at the time of the original offering for cash or pursuant to an installment purchase plan, as applicable, and has held such Partnership Units at all times since the offering), the maximum statutory federal income tax rates that would apply to such categories of gain, and the hypothetical tax that would be owed if such income or gain simply were to be multiplied by the maximum statutory federal income tax rates that would apply to such categories of gain. This table does not take into account any state, local or foreign income taxes that would be payable in respect of such gain. In addition, because of the intricacies of the calculation of federal income taxes (including the indirect impact that various items can have on other items in a taxpayer's federal income tax return), the actual additional federal income tax owed by an MHP2 Limited Partner who recognizes such gain is likely to be either higher or lower (perhaps by a material amount) than the amounts shown on the following table.

                                 MHP2 Supp-40

MHP2 LIMITED PARTNER WHO PURCHASED HIS MHP2 PARTNERSHIP UNITS FOR CASH:

                              COMMON SHARE ELECTION              NOTE ELECTION
                          ------------------------------ ------------------------------
                                   MAXIMUM                        MAXIMUM
                                   FEDERAL  HYPOTHETICAL          FEDERAL  HYPOTHETICAL
                                  STATUTORY   FEDERAL            STATUTORY   FEDERAL
                           GAIN     RATE        TAX       GAIN     RATE        TAX
                          ------- --------- ------------ ------- --------- ------------
Long-Term Capital Gain..  104,750   20.0%      20,950     72,556   20.0%      14,511
"Unrecognized Section
 1250 Gain".............   70,652   25.0%      17,663     70,652   25.0%      17,663
Section 1245 Ordinary
 Income.................    3,269   39.6%       1,295      3,269   39.6%       1,295
                          -------              ------    -------              ------
  Total.................  178,671              39,908    146,477              33,469
                          =======              ======    =======              ======

MHP2 LIMITED PARTNER WHO PURCHASED HIS MHP2 PARTNERSHIP UNITS PURSUANT TO AN INSTALLMENT PURCHASE PLAN:

                              COMMON SHARE ELECTION              NOTE ELECTION
                          ------------------------------ ------------------------------
                                   MAXIMUM                        MAXIMUM
                                   FEDERAL  HYPOTHETICAL          FEDERAL  HYPOTHETICAL
                                  STATUTORY   FEDERAL            STATUTORY   FEDERAL
                           GAIN     RATE        TAX       GAIN     RATE        TAX
                          ------- --------- ------------ ------- --------- ------------
Long-Term Capital Gain..  103,840   20.0%      20,768     71,646   20.0%      14,329
"Unrecognized Section
 1250 Gain".............   70,652   25.0%      17,663     70,652   25.0%      17,663
Section 1245 Ordinary
 Income.................    3,269   39.6%       1,295      3,269   39.6%       1,295
                          -------              ------    -------              ------
  Total.................  177,761              39,726    145,567              33,287
                          =======              ======    =======              ======

  An MHP2 Limited Partner who elects to receive Common Shares will not be eligible to defer any gain under the "installment sale" rules, while an MHP2 Limited Partner who elects to receive a Note may be eligible to defer at least a portion of that gain under those rules. Those rules, however, will not permit the MHP2 Limited Partner to defer all of the gain, and, to the extent that the face amount of the Note (and any other installment obligations received by the taxpayer during the year) outstanding at the end of the taxable year in which the Merger occurs exceeds $5,000,000, will require that the MHP2 Limited Partner who defers gain pay to the IRS interest on the resulting tax that has been deferred. The MHP2 Limited Partner will not be eligible to defer gain recognized upon the receipt of the Note to the extent that his share of MHP2 liabilities at the time of the Merger exceeds his adjusted tax basis in his MHP2 Partnership Units immediately prior to the Merger (that is, to the extent that he has a "negative capital account" for tax purposes). In addition, the MHP2 Limited Partner will not be eligible to defer gain to the extent that such gain would be taxed as ordinary income under Section 1245 and 1250 of the Code. Lastly, if an MHP2 Limited Partner disposes of his Note, any gain that had been deferred would be recognized in the year of disposition.

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR MHP2 LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT MHP2 LIMITED PARTNERS CONSIDERING ELECTING TO RECEIVE COMMON SHARES OR NOTES CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH MHP2 LIMITED PARTNERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

                                 MHP2 Supp-41

 Tax Consequences if MHP2 Does Not Participate in the Merger

  If MHP2 does not participate in the Merger, the MHP2 Limited Partners would not have any tax consequences resulting from the Merger. The consequences of continued ownership of MHP2 Partnership Units will be the same as would have resulted if the Merger had not been proposed.

                              *     *     *

  The above description is not exhaustive of all possible tax considerations associated with the Merger and the REIT Conversion. This summary does not discuss foreign tax considerations, nor does it discuss all of the aspects of federal income taxation or state and local taxation that may be relevant to MHP2 Limited Partners in light of their particular circumstances. EACH MHP2 LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH MHP2 LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

                                 MHP2 Supp-42

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and the First Two Quarters 1997. The following data should be read in conjunction with audited financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                         FISCAL YEAR
                          --------------------  ----------------------------------------------------------
                            1998       1997        1997        1996        1995        1994        1993
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
                              (UNAUDITED)       (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT)(1)
Revenues................  $  37,946  $  36,584  $   69,014  $   66,292  $   64,002  $   58,703  $   57,003
Operating profit........     18,894     18,609      31,782      30,280      28,579      25,929      24,581
Net income..............     12,756     11,851      17,014      14,811      13,045       8,428       6,869
Distributions:
  General partner.......        112         99         225         185         113         113         117
  Limited partners......     11,074      9,776      22,260      18,339      11,175      11,232      11,609
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
    Total...............     11,186      9,875      22,485      18,524      11,288      11,345      11,726
Per Partnership Unit:(1)
  Net income............     16,952     15,748      22,609      19,682      17,336      11,200       9,128
  Distributions.........     14,864     13,123      29,879      24,616      15,000      15,077      15,583
Cash provided by             14,130     17,484      29,979      28,664      27,008      20,895      22,688
 operating activities...
Cash used in investing
 activities.............     (4,622)    (3,704)     (8,034)     (5,722)    (11,883)     (7,925)     (5,024)
Cash used in financing
 activities.............    (11,971)   (12,048)    (27,954)    (28,171)    (11,288)    (11,345)    (11,695)
(Decrease) increase in
 cash and cash
 equivalents............     (2,463)     1,732      (6,009)     (5,229)      3,837       1,625       5,969
Ratio of earnings to
 fixed charges
 (unaudited)(2).........      2.19x      2.09x       1.72x       1.66x       1.50x       1.40x       1.33x
Total assets at book
 value..................    245,957    255,053     249,418     251,740     254,113     250,461     254,184
Cash and cash
 equivalents............      7,900     18,104      10,363      16,372      21,601      17,764      16,139
Total debt..............    219,644    222,500     221,814     222,500     222,500     222,500     222,500
Total liabilities.......    233,250    236,469     238,281     235,132     233,792     231,897     232,703
Partner's capital:
  Limited partners......     12,435     18,253      10,881      16,297      19,973      18,233      21,121
  General partner.......        272        331         256         311         348         331         360
Book value per
 Partnership Unit
 (unaudited)(1).........     16,691     24,501      14,605      21,875      26,809      24,474      28,350
Exchange value per
 Partnership Unit
 (unaudited)(1).........    237,334        --          --          --          --          --          --

--------
(1) A Partnership Unit represents a $100,000 original investment in MHP2.
(2) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest.

                                 MHP2 Supp-43

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 First Two Quarters 1998 Compared to First Two Quarters 1997

  REVPAR, or revenue per available room, represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. The following charts summarize REVPAR and the percentage change from the prior year for each Partnership Hotel for the first two quarters 1998 and 1997:

                                                       FIRST TWO QUARTERS
                                                 -------------------------------
                                                      1998            1997
                                                 --------------- ---------------
                                                 REVPAR % CHANGE REVPAR % CHANGE
                                                 ------ -------- ------ --------
San Antonio.....................................  $136      8%    $126      5%
New Orleans.....................................   109       --    109      5%
San Ramon.......................................   105     15%      91     12%
Santa Clara.....................................   138     14%     121     24%
                                                  ----    ---     ----    ---
Combined Average................................  $123      8%    $114      8%
                                                  ====    ===     ====    ===

  Revenues. Partnership revenues for the first two quarters 1998 increased by 4% when compared to 1997 results. The increase in overall revenues is primarily due to a 5% increase in total room sales. For the first two quarters 1998, REVPAR increased 8% as a result of a 11% increase in the combined average room rate over the same period last year to approximately $153 from $137 partially offset by a two percentage point decline in combined average occupancy.

  The MARRIOTT RIVERCENTER IN SAN ANTONIO reported a 10%, or $1.7 million, increase in revenues for the first two quarters 1998 compared to the same period in 1997. This increase is primarily due to a 9% increase in room revenues to $22.8 million. Room revenues increased due to an 8% increase in REVPAR to $136, resulting from a 7% increase in the average room rate to approximately $154 combined with a slight increase in average occupancy. The increase in the average room rate is primarily due to more emphasis being placed on higher-rated transient business versus group business. Hotel management has accomplished the increase in revenues by monitoring the number of special corporate accounts and by replacing this business with higher-rated transient business. The Hotel has begun a major renovation of its ballroom which will position it to compete more effectively for banquet business in the future.

  Revenues at the NEW ORLEANS MARRIOTT HOTEL decreased 6%, or $990,000, for first two quarters 1998 when compared to the same period in 1997. The decrease is primarily due to a 9% decrease in food and beverage revenues and an increase in other Hotel operating costs. For the first two quarters 1998, average room rate increased by 6% as compared to the same period in 1997 due to rate increases in both group and transient room rates. Average occupancy for the first two quarters 1998 declined by five percentage points to 75% primarily due to city wide convention group traffic being down significantly during the first two quarters 1998. Additionally, the rooms renovation project contributed to the shortfall by creating a lack of room availability. The lobby and restaurant renovations have now been completed, and the rooms renovation was completed over the July 4th weekend. In a continuing effort to replace lost roomnights due to the major conventions rotating to other cities in 1998, Hotel management is targeting small groups which will also enable them to increase the average room rate.

  Revenues for the first two quarters 1998 at the SAN RAMON MARRIOTT HOTEL increased 21%, or $637,000 when compared to the same period in 1997. The increase is due to a 19%, or $820,000, increase in room revenues. Room revenues increased due to a significant increase in REVPAR. REVPAR increased 15% when compared to 1997 which was attributable to a 21% increase in the average room rate to approximately $131, while average occupancy fell by four percentage points to the low-80's. The increase in the average room rate is

                                 MHP2 Supp-44
due to Hotel management's continued success in increasing the corporate rate. Room margins continue to maintain a 2% premium over the same period in 1997 due to an increase in room rates and cost efficiencies. In addition, sales promotion efforts instituted an Events Booking Center to capture more of the group business market.

  The SANTA CLARA MARRIOTT HOTEL reported a 22%, or $2.2 million, increase for the first two quarters 1998 revenues when compared to the same period in 1997. The increase is primarily due to a 14% increase in room revenues and a 14% increase in food and beverage revenues. Room revenues increased due to a 19% increase in the average room rate to approximately $172, deriving a 14% increase in REVPAR, while average occupancy decreased four percentage points to the low-80's. The overall increase in the average room rate is supported by an increase in regular corporate rates. Hotel management is striving to improve occupancy by offering special corporate rates and pursuing room contracts with local technology companies. Food and beverage revenues increased primarily due to heavier utilization of the catering facilities by existing groups, the implementation of a new service charge for meeting room rental, and effective menu pricing in the Hotel's restaurant. A major rooms renovation is planned for the Hotel this year with work scheduled to commence in November and conclude in early 1999.

  Operating Costs and Expenses. For the first two quarters 1998, operating costs and expenses increased by $1.1 million to $19.1 million over the same period in 1997. Operating costs and expenses increased primarily due to increases in depreciation expense and property taxes expense.

  Operating Profit. For the first two quarters 1998, operating profit increased $285,000 to $18.9 million primarily due to an increase in revenues which was partially offset by the increase in operating costs and expenses discussed above.

  Interest Expense. Interest expense decreased slightly for the first two quarters 1998 compared to the same period in 1997 due to principal amortization of the Partnership's Mortgage Debt during the first two quarters 1998

  Equity in Income of Santa Clara Partnership. For the first two quarters 1998, equity in income of the Santa Clara Partnership increased by $744,000 to $1.9 million primarily due to improved hotel operations at the Santa Clara Hotel combined with a slight decrease in interest expense on the Santa Clara Mortgage Debt.

  Net Income. For the first two quarters 1998, net income increased by $905,000 to $12.8 million. This increase primarily resulted from an increase in operating profit and in equity in income of the Santa Clara Partnership.

 1997 Compared to 1996

  Revenues. For 1997, Partnership revenues increased to $69.0 million in 1997 from $66.3 million in 1996 due to significant increases in revenues at the San Antonio and San Ramon Hotels. REVPAR increased 7% as a result of an 8% increase in the combined average room rate to $132 while the combined average occupancy remained stable at 81%. Net income for 1997 increased 15% to $17.0 million from $14.8 million in 1996. The Partnership's equity in income of the Santa Clara Partnership increased $1.4 million in 1997 when compared to 1996 due to improved operations at the Santa Clara Hotel.

  Individual hotel operating results are discussed below:

 Marriott Rivercenter in San Antonio

  The Marriott Rivercenter in San Antonio reported an 8%, or $2.4 million, increase in revenues during 1997. This increase in revenues was primarily due to an 8% increase in REVPAR to approximately $120 coupled with a 12%, or $789,000, increase in food and beverage revenues. REVPAR increased due to a 7% increase in the average room rate to approximately $140 combined with a 1.2 percentage point increase in average occupancy

                                 MHP2 Supp-45
to the mid-80's. The increase in the average room rate was due to an increase in the transient average rate. Because demand has remained strong in the group business segment, Hotel management has been able to hold out for premium rates in the transient business segment. Group roomnights increased 6%, or 12,600 roomnights, when compared to the prior year primarily due to the major conventions rotating back into San Antonio this year. Food and beverage revenues increased primarily due to an increase in banquet sales as a result of a shift in customer mix to corporate business. Although faced with the challenge of increased competition with the openings of the Adams Mark Hotel and the Residence Inn Alamo Plaza, Hotel management is optimistic that 1998 will be another strong year for the Hotel.

 Santa Clara Marriott Hotel

  The Partnership's Northern California Hotels both reported significant increases in revenues during 1997. The Santa Clara Marriott Hotel reported a 25%, or $4.4 million, increase in revenues during 1997 when compared to 1996 results. The increase in revenues is primarily due to a 23% increase in REVPAR to $118 as the average room rate increased 24% to approximately $147 with average occupancy remaining stable in the low-80's. The increase in the average room rate is the result of strong transient demand throughout the market which has allowed the Hotel to maximize room rates in both the transient and group business segments. Transient roomnights increased by approximately 9,000 roomnights, a 6% increase when compared to the prior year. Hotel management is optimistic that demand in the Silicon Valley region will remain high throughout 1998. With no new full-service competition expected in the coming year, Hotel management will continue its strategies of maximizing rates and effectively managing their customer mix.

 San Ramon Marriott

  The San Ramon Marriott reported a 12% increase in revenues, or $706,000, for 1997 when compared to 1996. This increase was due to a 14% increase in REVPAR to $92 as the average room rate increased 15% to approximately $111 partially offset by a slight decrease in average occupancy to the low-80's. The increase in the average room rate was achieved primarily as a result of an increase in the corporate rate. In 1997, 225 limited service rooms were added to the market and another 640 are expected to be added by June 1998. However, a number of companies are filling the existing office space in the area and the space currently under construction is already substantially committed. Hotel management is optimistic that 1998 will be another successful year.

 New Orleans Marriott Hotel

  The New Orleans Marriott Hotel reported a slight decrease in revenues in 1997 when compared to 1996 results due to a 2%, or $904,000, decrease in room revenues which was significantly offset by a 20%, or $783,000, increase in food and beverage revenues. REVPAR remained stable at $97 due to a 2% increase in the average room rate to approximately $127 partially offset by a 1.3 percentage point decrease in average occupancy to the mid-70's. The increase in the average room rate is due to growth in the group business segment. While group roomnights were down 8,300 roomnights in 1997 when compared to 1996, the group mix shifted to higher-rated association business. The decrease in average occupancy is due to the lack of city-wide groups over the summer months. This cycle generally repeats itself every three years as it is affected by the tradition of the conventions, which meet in different cities on an alternating basis. Food and beverage revenues increased when compared to the prior year primarily as a result of Super Bowl XXXI taking place in New Orleans in January 1997. This event generated significant catering and audio visual revenues. In addition, food and beverage revenues increased due to the shift in customer mix to association business which more heavily utilized the catering facilities. The Hotel is currently undergoing a complete rooms refurbishment at an approximate cost of $13.0 million which is scheduled to be completed in July 1998.

  Operating Costs and Expenses: In 1997, operating costs and expenses increased $1.2 million to $37.2 million primarily due to an increase in ground rent, insurance and other. In 1997, ground rent, insurance and other increased to $1.8 million in 1997 from $893,000 in 1996 primarily due to a loss on the retirement of assets as a significant number of assets were retired at the New Orleans Hotel in conjunction with the refurbishment of

                                 MHP2 Supp-46
the guest rooms, an increase in general and administrative expenses and an increase in ground rent expense associated with improved hotel operations. As a percentage of revenues, operating costs and expenses represented 54% of revenues for 1997 and 1996.

  Operating Profit: In 1997, operating profit increased $1.5 million to $31.8 million primarily due to the changes in revenues and operating costs and expenses discussed above. As a percentage of total revenues, operating profit represented 46% in 1997 and 1996.

  Equity in Income of Santa Clara Partnership: In 1997, equity in income of the Santa Clara Partnership increased to $2.0 million in 1997 from $665,000 in 1996 primarily due to improved hotel operations at the Santa Clara Hotel, while interest expense increased only slightly from year to year on the Santa Clara Mortgage Debt.

  Net Income: In 1997, net income increased to $17.0 million in 1997 from $14.8 million in 1996 primarily due to improved Hotel revenues and an increase in equity in income of the Santa Clara Partnership.

 1996 Compared to 1995

  Revenues. For 1996, Partnership revenues increased from $64.0 million in 1995 to $66.3 million in 1996 due to a 4% increase in REVPAR. REVPAR increased primarily due to a 5% increase in the combined average room rate to $123 while the combined average occupancy remained stable at 81%. Net income for 1996 increased 14% to $14.8 million from $13.0 million in 1995. Interest expense increased slightly due to refinancing expenses incurred with the extension of the Original Mortgage Debt which are reflected as interest expense in the accompanying statement of operations. The Partnership's equity in income of the Santa Clara Partnership increased $546,000 in 1996 when compared to 1995 due to improved operations at the Santa Clara Hotel.

  Individual hotel operating results are discussed below:

 New Orleans Marriott

  The New Orleans Marriott reported a 4% increase in revenues during 1996. The increase was due to a 3% increase in REVPAR partially offset by a 3% decrease in food and beverage revenues. REVPAR increased due to a 4% increase in average room rate to approximately $125 while average occupancy remained stable in the high-70's. The decline in food and beverage revenues was primarily due to decreases in banquet sales.

 Marriott Rivercenter in San Antonio

  The Marriott Rivercenter in San Antonio reported a slight increase in revenues during 1996 due to a 2% increase in REVPAR. REVPAR increased due to a 2% increase in average room rate to approximately $130 partially offset by a
1.0 percentage point decrease in average occupancy to the mid-80's.

 San Ramon Marriott Hotel

  Revenues at the Northern California Hotels increased significantly in 1996 when compared to 1995 results. The San Ramon Marriott Hotel reported a 15% increase in revenues primarily due to an 11% increase in REVPAR. REVPAR increased primarily due to an 8% increase in average room rate to approximately $95 combined with a 1.8 percentage point increase in average occupancy to the mid-80s.

 Santa Clara Marriott Hotel

  The Santa Clara Marriott Hotel reported a 19% increase in revenues in 1996. This increase in revenues was primarily due to an 18% increase in REVPAR as average room rate increased 14% to approximately $120 combined with a 2.8 percentage point increase in average occupancy to the low-80's.


                                 MHP2 Supp-47

  Operating Costs and Expenses: In 1996, operating costs and expenses increased $589,000 to $36.0 million. As a percentage of revenues, operating costs and expenses represented 54% of revenues for 1996 and 55% for 1995.

  Operating Profit: In 1996, operating profit increased $1.7 million to $30.3 million primarily due to the changes in revenues and operating costs and expenses discussed above. As a percentage of total revenues, operating profit represented 46% in 1997 and 45% in 1996.

  Interest Expense: In 1996, interest expense increased to $18.3 million from $17.8 million in 1995, primarily due to the inclusion financing costs incurred in obtaining the extension of Original Mortgage Debt in March 1996 which were included as interest expense in 1996.

  Equity in Income of Santa Clara Partnership: In 1996, equity in income of Santa Clara Partnership increased to $665,000 from $119,000 in 1995, primarily due to improved hotel operations at the Santa Clara Hotel while interest expense increased only slightly from year to year on the Santa Clara Mortgage Debt.

  Net Income: In 1996, net income increased to $14.8 million from $13.0 million in 1995, primarily due to improved Hotel revenues and an increase in equity in income of the Santa Clara Partnership.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have historically been funded through loan agreements with independent financial institutions. The General Partner believes that the Partnership will have sufficient capital resources and liquidity to continue to conduct its operations in the ordinary course of business.

 Mortgage Debt

  The Partnership is financed with mortgage debt of $222.5 million which is nonrecourse to the Partnership and is secured by first mortgages on the Hotels, as well as a pledge of its limited partner interest in the Santa Clara Partnership. The mortgage debt bears interest at a fixed rate of 8.22% for an 11-year term expiring October 11, 2007. During the first loan year (October 1996 through September 1997), the mortgage debt required payments of interest only. Subsequently, principal amortization based upon a 20-year amortization schedule began. As a result of the required principal amortization, at the end of the 11-year term, the mortgage debt's principal balance outstanding will have been reduced $64.4 million. Partnership debt service was $19.2 million for 1997 and will be $22.6 million annually thereafter until the end of the 11-year term.

  The General Partner expects cash flow from the Partnership's Hotels and the Santa Clara Hotel will be sufficient to provide for the Partnership's and the Santa Clara Partnership's debt service.

 Principal Sources and Uses of Cash

  The Partnership's principal source of cash is from operations and distributions from the Santa Clara Partnership. Its principal uses of cash are to pay debt service on the Partnership's Mortgage Debt, to fund the property improvement funds of the Hotels, to establish reserves required by the lender and to make cash distributions to the partners. Additionally, in 1996, the Partnership received cash from the General Partner Reserve and, in 1996 and 1997, utilized cash to pay financing costs incurred in connection with the refinancing of the Partnership's Mortgage Debt and the Santa Clara Mortgage Debt.

  Total cash provided from operations was $30.0 million, $28.7 million and $27.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The General Partner Reserve provided total cash of $25.7 million for the year ended December 31, 1996. Debt service paid on the Partnership's Mortgage Debt was $19.2 million, $17.2 million and $17.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Total cash provided by operating activities was $14.1 million and $17.5 million for the first two quarters 1998 and 1997, respectively. This decrease was due to a change in operating accounts partially offset by an increase in net income.

                                 MHP2 Supp-48

  Cash used in investing activities increased to $8.0 million in 1997 from $5.7 million in 1996 primarily due to an increase in property and equipment expenditures at the New Orleans Hotel associated with the rooms refurbishment. Investing activities for the three years ended December 31, 1997, included the following activities. Distributions from the Santa Clara Partnership were $2.4 million, $781,000 and $1.4 million for the years ended December 31, 1997, 1996 and 1995, respectively. Contributions to the property improvement funds of the Hotels were $8.2 million, $6.6 million and $6.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Contributions to the Santa Clara Partnership property improvement fund were $2.4 million, $2.0 million and $1.8 million for 1997, 1996 and 1995, respectively. Cash used in investing activities increased to $4.6 million for the first two quarters 1998 from $3.7 million for the first two quarters 1997. Property and equipment expenditures have increased to $2.9 million as compared to $2.8 million over the same period last year, and the net change in the property improvement funds of the Hotels was $2.5 million and $1.9 million for the first two quarters 1998 and 1997, respectively. Contributions to the property improvement funds of the Hotels were $4.2 million and $4.1 million for the first two quarters 1998 and 1997, respectively.

  Cash used in financing activities decreased slightly to $28.0 million in 1997 from $28.2 million in 1996. Financing activities for the three years ended December 31, 1997, included the following activities. The various reserves required by the lender pursuant to the terms of the Partnership's Mortgage Debt and the Santa Clara Mortgage Debt totaled $6.9 million and $12.8 million for the years ended December 31, 1997 and 1996, respectively. The change in the reserve accounts includes the $6.9 million deposited into the reserve accounts for the payment of insurance premiums and real estate taxes as well as $854,000 of interest earned on the lender reserves reduced by $2.7 million of accrued real estates tax liabilities and $239,000 of capital expenditure reimbursements. Cash distributed to the partners was $22.5 million, $18.5 million and $11.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Financing costs related to the refinancing of the Partnership's Mortgage Debt and the Santa Clara Mortgage Debt totaled $34,000 and $6.0 million for the years ended December 31, 1997 and 1996, respectively. There were no financing costs paid in 1995. Cash used in financing activities were $12.0 million for the first two quarters 1998 and 1997. A net increase in restricted lender reserves was partially offset by cash utilized to make principal payments of $2.2 million on the Partnership's Mortgage Debt. Additionally, capital distributions increased to $11.2 million from $9.9 million for the first two quarters 1998 and 1997, respectively.

  The General Partner believes that cash from Hotel operations and the reserves established in conjunction with the refinancing will continue to meet the short and long-term operational capital needs of the Partnership. In August 1998, the Partnership will make a cash distribution of $6,700 per limited partner unit from second quarter 1998 operating cash flow bringing total distributions year to date from 1998 operating cash flow to $11,700 per limited partner unit.

  The Partnership is required to maintain the Hotels and the Santa Clara Hotel in good condition. Under each of the Partnership Hotels and the Santa Clara Hotel management agreements, the Partnership is required to make annual contributions to the property improvement funds which provide funding for replacement of furniture, fixtures and equipment. The General Partner believes the property improvement funds, as adjusted in the case of the New Orleans Hotel, and the capital reserves established in conjunction with the refinancing will be adequate for the future capital repairs and replacement needs of the Hotels and the Santa Clara Hotel. As previously reported, the escrow contribution percentage for the New Orleans Marriott Hotel increased from 5% to 7% in late 1997 and will continue at 7% through 1998 to allow for adequate funding of the total rooms refurbishment of its guest rooms. This project was completed in July 1998, and during the refurbishment, the Hotel replaced the carpeting, bedspreads, upholstery, drapes and other similar items as well as the dressers, chairs, beds and other furniture in the guest rooms.

  The General Partner believes that cash from Hotel operations and the reserves established in conjunction with the refinancing will continue to meet the short and long-term operational needs of the Partnership. Including the final 1997 distribution made in April 1998 of $9,864 per limited partner unit, the Partnership distributed $26,621 per limited partner unit from 1997 operating cash flow. This represents a 26.6% annual return on invested capital. In addition, in May 1998, the Partnership made a cash distribution of $5,000 per limited partner

                                 MHP2 Supp-49
unit from the First Quarter 1998 operating cash flow. Prospectively, the Partnership expects to increase distribution frequency from its historic bi-annual distributions if operating results and forecasts indicate it is warranted. In addition, the General Partner believes the property improvement funds, as adjusted in the case of the New Orleans Hotel, and the capital reserves established in conjunction with the refinancing will be adequate for the future capital repairs and replacement needs of the Hotels.

INFLATION

  The rate of inflation has been relatively low since the inception of the Partnership and accordingly, has not had a significant impact on operating results. However, the Hotels and the Santa Clara's room rates and occupancy are inflation sensitive. The Manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the San Antonio, San Ramon and Santa Clara Hotels exceeded those of direct competitors as well as the general level of inflation. As stated above, the Mortgage Debt bears a fixed interest rate, thereby eliminating exposure to the impact of future increases in interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by MHS, the Manager of its properties to obtain financial information. The General Partner believes that the manager has begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                                 MHP2 Supp-50

                              FINANCIAL STATEMENTS

                                  MHP2 Supp-51

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP:

  We have audited the accompanying balance sheet of Marriott Hotel Properties II Limited Partnership (a Delaware limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marriott Hotel Properties II Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
March 18, 1998

                                 MHP2 Supp-52

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                             1997       1996
                                                           ---------  ---------
                          ASSETS
Property and equipment, net............................... $ 197,512  $ 198,826
Due from Marriott Hotel Services, Inc.....................     7,063      7,447
Deferred financing and organization costs, net............     5,663      5,932
Other assets..............................................     8,510     10,348
Restricted cash reserves..................................    20,307     12,815
Cash and cash equivalents.................................    10,363     16,372
                                                           ---------  ---------
                                                           $ 249,418  $ 251,740
                                                           =========  =========
            LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
  Mortgage debt........................................... $ 221,814  $ 222,500
  Investment in Santa Clara Partnership...................     8,737      8,360
  Due to Marriott Hotel Services, Inc.....................     3,567      2,882
  Accounts payable and accrued expenses...................     4,163      1,390
                                                           ---------  ---------
    Total Liabilities.....................................   238,281    235,132
                                                           ---------  ---------
PARTNERS' CAPITAL
 General Partner
  Capital contribution, net of offering costs of $22......       731        731
  Capital distributions...................................    (1,036)      (811)
  Cumulative net income...................................       561        391
                                                           ---------  ---------
                                                                 256        311
                                                           ---------  ---------
Limited Partners
  Capital contribution, net of offering costs of $8,426...    64,689     64,689
  Capital distributions...................................  (109,378)   (87,118)
  Cumulative net income...................................    55,570     38,726
                                                           ---------  ---------
                                                              10,881     16,297
                                                           ---------  ---------
    Total Partners' Capital...............................    11,137     16,608
                                                           ---------  ---------
                                                           $ 249,418  $ 251,740
                                                           =========  =========

                       See Notes to financial statements.

                                  MHP2 Supp-53

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                   1997      1996      1995
                                                 --------  --------  --------
REVENUES (Note 3)............................... $ 69,014  $ 66,292  $ 64,002
                                                 --------  --------  --------
OPERATING COSTS AND EXPENSES
  Depreciation and amortization.................   13,087    13,456    13,364
  Incentive management fees.....................    9,925     9,813     9,412
  Property taxes................................    5,712     5,208     5,526
  Base management fees..........................    4,649     4,471     4,281
  Ground rent, insurance and other..............    3,859     3,064     2,840
                                                 --------  --------  --------
                                                   37,232    36,012    35,423
                                                 --------  --------  --------
OPERATING PROFIT................................   31,782    30,280    28,579
  Interest expense..............................  (18,841)  (18,305)  (17,803)
  Interest income...............................    2,047     2,171     2,150
                                                 --------  --------  --------
INCOME BEFORE EQUITY IN INCOME OF SANTA CLARA
 PARTNERSHIP....................................   14,988    14,146    12,926
EQUITY IN INCOME OF SANTA CLARA PARTNERSHIP.....    2,026       665       119
                                                 --------  --------  --------
NET INCOME...................................... $ 17,014  $ 14,811  $ 13,045
                                                 ========  ========  ========
ALLOCATION OF NET INCOME
  General Partner............................... $    170  $    148  $    130
  Limited Partners..............................   16,844    14,663    12,915
                                                 --------  --------  --------
                                                 $ 17,014  $ 14,811  $ 13,045
                                                 ========  ========  ========
NET INCOME PER LIMITED PARTNER UNIT (745
 Units)......................................... $ 22,609  $ 19,682  $ 17,336
                                                 ========  ========  ========


                       See Notes to financial statements.

                                  MHP2 Supp-54

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     GENERAL LIMITED
                                                     PARTNER PARTNERS   TOTAL
                                                     ------- --------  --------
Balance, December 31, 1994..........................  $ 331  $ 18,233  $ 18,564
  Capital distributions.............................   (113)  (11,175)  (11,288)
  Net income........................................    130    12,915    13,045
                                                      -----  --------  --------
Balance, December 31, 1995..........................    348    19,973    20,321
  Capital distributions.............................   (185)  (18,339)  (18,524)
  Net income........................................    148    14,663    14,811
                                                      -----  --------  --------
Balance, December 31, 1996..........................    311    16,297    16,608
  Capital distributions.............................   (225)  (22,260)  (22,485)
  Net income........................................    170    16,844    17,014
                                                      -----  --------  --------
Balance, December 31, 1997..........................  $ 256  $ 10,881  $ 11,137
                                                      =====  ========  ========


                       See Notes to financial statements.

                                  MHP2 Supp-55

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                    1997      1996       1995
                                                  --------  ---------  --------
OPERATING ACTIVITIES
  Net income....................................  $ 17,014  $  14,811  $ 13,045
  Noncash items:
    Depreciation and amortization...............    13,087     13,456    13,364
    Deferred incentive management fees..........       161        414       461
    Equity in income of Santa Clara
     Partnership................................    (2,026)      (665)     (119)
    Amortization of deferred financing costs as
     interest...................................       303        206       489
    Loss on retirement of assets................       473         27        10
  Changes in operating accounts:
    Due from Marriott Hotel Services, Inc.......       384       (172)     (426)
    Accounts payable and accrued expenses.......        30        957        61
    Other assets................................        29       (223)      --
    Due to Marriott Hotel Services, Inc.........       524       (147)      123
                                                  --------  ---------  --------
      Cash provided by operating activities.....    29,979     28,664    27,008
                                                  --------  ---------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net......   (12,250)    (8,300)   (5,566)
  Distributions from Santa Clara Partnership....     2,403        781     1,370
  Change in property improvement funds..........     1,813      1,797    (1,341)
  Additions to restricted cash reserve..........       --         --     (6,346)
                                                  --------  ---------  --------
      Cash used in investing activities.........    (8,034)    (5,722)  (11,883)
                                                  --------  ---------  --------
FINANCING ACTIVITIES
  Capital distributions.........................   (22,485)   (18,524)  (11,288)
  Additions to restricted lender reserves, net..    (4,749)   (12,815)      --
  Principal payments on mortgage debt...........      (686)       --        --
  Payment of financing costs....................       (34)    (6,025)      --
  Proceeds from mortgage loan...................       --     222,500       --
  Repayment of mortgage debt....................       --    (213,307)      --
                                                  --------  ---------  --------
      Cash used in financing activities.........   (27,954)   (28,171)  (11,288)
                                                  --------  ---------  --------
(DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS....................................    (6,009)    (5,229)    3,837
CASH AND CASH EQUIVALENTS at beginning of year..    16,372     21,601    17,764
                                                  --------  ---------  --------
CASH AND CASH EQUIVALENTS at end of year........  $ 10,363  $  16,372  $ 21,601
                                                  ========  =========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for mortgage interest...............  $ 18,541  $  17,173  $ 17,267
                                                  ========  =========  ========

                       See Notes to financial statements.

                                  MHP2 Supp-56

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Marriott Hotel Properties II Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed to acquire and operate (i) the 1,290-room New Orleans Marriott Hotel and underlying land in New Orleans, Louisiana (the "New Orleans Hotel"); (ii) the 999-room Marriott Rivercenter Hotel in San Antonio, Texas (the "San Antonio Hotel"); (iii) the 368-room Bishop Ranch Marriott Hotel in San Ramon, California (the "San Ramon Hotel"); (collectively, the "Hotels") and (iv) a 50% limited partner interest in the Santa Clara Marriott Hotel Limited Partnership (the "Santa Clara Partnership"), a Delaware limited partnership, which owns the 754-room Santa Clara Marriott Hotel in Santa Clara, California (the "Santa Clara Hotel"). The remaining 50% interest in the Santa Clara Partnership is owned by Marriott MHP Two Corporation (the "General Partner") with a 1% interest, and HMH Properties, Inc., a wholly-owned indirect subsidiary of Host Marriott Corporation ("Host Marriott") with a 49% limited partner interest.

  The sole general partner of the Partnership, with a 1% interest, is MHP Two Corporation, a wholly-owned subsidiary of Host Marriott. The General Partner made a capital contribution of $752,525 for its 1% general partner interest. On March 20, 1989 (the "Partnership Closing Date"), 745 limited partner interests (the "Units"), representing a 99% interest in the Partnership, were sold in a private placement. The offering price per Unit was $100,000, payable in three annual installments through June 1, 1991 (the "Investor Notes"), or as an alternative, $89,247 in cash on the Partnership Closing Date as full payment of the subscription price. On the Partnership Closing Date, the Partnership executed purchase agreements (the "Purchase Agreements") with Host Marriott to acquire the Hotels and the 50% limited partner interest in the Santa Clara Partnership for $319.5 million. Of the total purchase price, $222.5 million was paid from proceeds of the mortgage loan (the "Original Mortgage Debt"), $43.4 million was evidenced by a promissory note payable to Host Marriott (the "Deferred Purchase Note"), $43.5 million was paid from a cash distribution by the Santa Clara Partnership and the remainder from the initial payment on the sale of the Units. The principal outstanding on the Deferred Purchase Note was fully repaid in 1991 with the proceeds of the Investor Notes.

  The New Orleans and San Antonio Hotels and the limited partner interest in the Santa Clara Partnership were conveyed to the Partnership on the Partnership Closing Date and the San Ramon Hotel was conveyed to the Partnership upon completion of its construction on May 31, 1989. The Hotels and the Santa Clara Hotel are managed by Marriott International, Inc. under long-term management agreements. In conjunction with the refinancing of the Partnership's Mortgage Debt described in Note 7, Marriott International, Inc. assigned all of its interests in the management agreements to Marriott Hotel Services, Inc. (the "Manager"), a wholly-owned subsidiary of Marriott International, Inc. ("Marriott International").

  On June 13, 1996, MHPII Acquisition Corp. (the "Company"), a wholly-owned subsidiary of Host Marriott, completed a tender offer for the limited partnership Units in the Partnership. The Company purchased 377 Units for an aggregate consideration of $56,550,000 or $150,000 per Unit. Subsequent to the tender offer, the Company purchased an additional ten Units in the Partnership. As a result of these transactions, the Company became the majority limited partner in the Partnership, owning 387 Units. In 1997, the Company acquired an additional Unit bringing its total ownership to 388 Units, or approximately 52% of the total Units outstanding. Additionally, in a Partnership vote held in conjunction with the tender offer, the limited partners approved certain amendments to the Partnership Agreement that were conditions to the tender offer. The amendments: (i) revised the provisions limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates (including the Company) to have full voting rights with respect to all Units currently held by the General Partner or acquired by its affiliates except on matters where the General Partner or its affiliates have an actual economic interest other than as a Limited Partner or General Partner (an "Interested Transaction") and

                                 MHP2 Supp-57

(ii) modified the voting provisions with respect to Interested Transactions to permit action to be taken if approved by limited partners holding a majority of the outstanding Units, with all Units held by the General Partner and its affiliates being voted in the same manner as a majority of the Units actually voted by limited partners other than the General Partner and its affiliates. As a result of the approval of this and the other minor amendments, the Partnership Agreement was amended and restated effective June 14, 1996.

 Partnership Allocations and Distributions

  Pursuant to the terms of the Partnership Agreement, Partnership allocations, for Federal income tax purposes, and distributions are generally made as follows:

    a. Cash available for distribution is distributed for each fiscal year semi-annually as follows: (i) 100% to the limited partners until the limited partners have received with respect to such fiscal year a non-cumulative 10% preferred distribution on their Invested Capital, as defined; (ii) 100% to the General Partner until the General Partner has received an amount equal to 1/99th of the amount distributed to the limited partners; (iii) 1% to the General Partner and 99% to the limited partners until such time as the limited partners have received the 15% Preferred Distribution, as defined, plus $50,000 per Unit, payable only from Capital Receipts, as defined, to the extent available after the payment of the 15% Preferred Distribution; and (iv) thereafter, 20% to the General Partner and 80% to the limited partners.

    b. Refinancing and sales proceeds ("Capital Receipts") available for distribution to the partners will be distributed as follows: (i) 1% to the General Partner and 99% to the limited partners until the limited partners have received cumulative distributions from Capital Receipts equal to the 15% Preferred Distribution plus $100,000 per Unit; and (ii) 20% to the General Partner and 80% to the limited partners.

    c. Net profits generally will be allocated to the partners in proportion to the distributions of cash available for distribution.

    d. Net losses generally will be allocated 75% to the General Partner and 25% to the limited partners.

    e. Gains recognized by the Partnership will be allocated in the following order of priority: (i) to all partners up to the amount necessary to bring the limited partners' capital account balances to an amount equal to the limited partners' 15% Preferred Distribution plus the limited partners' Invested Capital and to bring the General Partner's capital account balance to an amount equal to 1/99th of the capital account balance of the limited partners; and (ii) 20% to the General Partner and 80% to the limited partners.

  For financial reporting purposes, profits and losses are generally allocated among the partners based on their stated interests in cash available for distribution.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenues and Expenses

  Hotel revenues represent house profit of the Partnership's Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotels to the Manager. House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross

                                 MHP2 Supp-58
hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes, ground rent, insurance and other costs, which are disclosed separately in the statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $85.9 million, $82.7 million and $78.7 million for the year ended December 31, 1997, 1996 and 1995, respectively and will have no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

      Land improvements..........................................       40 years
      Building and improvements.................................. 30 to 40 years
      Leasehold improvements.....................................       40 years
      Furniture and equipment....................................  3 to 10 years

  All property and equipment is pledged as security against the Mortgage Debt described in Note 7.

  The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties on an individual hotel basis will be less than their net book value. If a property is impaired, its basis is adjusted to fair market value.

 Deferred Financing and Organization Costs

  Deferred financing and organization costs consist of loan fees and legal and accounting costs incurred in connection with obtaining Partnership financing and the formation of the Partnership. Deferred financing costs totaling $3,280,000 were fully amortized at March 21, 1996. Additional financing costs of $34,000 and $6,025,000 were incurred in 1997 and 1996, respectively, in connection with the refinancing of the Partnership's mortgage loan. Financing costs are amortized using the straight-line method, which approximates the effective interest method, over the 20 year loan term. At December 31, 1997 and 1996, accumulated amortization of deferred financing and organization costs totaled $396,000 and $92,000, respectively.

 Restricted Cash Reserve

  In 1994, a restricted cash reserve consisting of funds generated in excess of an annual 17.5% return on partners' invested capital, as defined, was established in an escrow account maintained by the lender. Through October of 1995, deposits were made in conjunction with the bi-annual distributions to the limited partners. At the time the mortgage debt matured on March 21, 1996, the Partnership applied the balance in the reserve as of December 31, 1995, $9,193,000, to the principal balance of the mortgage loan as a condition to the extension of the loan agreement.

                                 MHP2 Supp-59

  On September 23, 1996, the General Partner refinanced the Partnership's mortgage debt. On this date, the Partnership was required to establish certain reserves which are held by an agent of the lender including:

  . $7.0 million Owner Funded Capital Expenditure Reserve--The funds will be expended for various renewals, replacements and site improvements that are the Partnership's obligation pursuant to the management agreement. A majority of these projects were completed in 1997 utilizing escrow funds and the General Partner will be seeking reimbursement of these funds during 1998.

  . $1.1 million Capital Expenditure Reserve--The funds will be expended for Americans with Disabilities Act of 1990 modifications and environmental remediation projects identified during the course of the appraisals and environmental studies undertaken in conjunction with the refinancing. A majority of these projects were completed in 1997 utilizing escrow funds and the General Partner will be seeking reimbursement of these funds during 1998.

  . $4.5 million Debt Service Reserve--Based upon current forecasts, it is expected that cash from operations will be sufficient for the required payment terms of the Mortgage Debt. However, due to seasonality of the four hotels' operations, the timing of debt service payments and the lender's desire for additional security, the Partnership was required to establish a debt service reserve for both the Partnership Mortgage Debt and the Santa Clara Partnership mortgage debt totaling two months of debt service.

  . $155,000 Ground Rent Reserve--This reserve is equal to one month of ground rent.

  These reserves were funded by using $12.2 million from the General Partner Reserve and $634,000 from the Partnership and the Santa Clara Partnership property improvement funds.

  The loan agreement also requires that the Partnership deposit into the Capital Expenditure Reserve $1.0 million in December of each calendar year commencing in December 1997 until a total of $5.0 million has been deposited to be used for air conditioning system maintenance at the New Orleans Hotel.

  In addition, the loan agreement requires that should the long-term senior unsecured debt of Marriott International be downgraded by Standard and Poors Rating Services from an A- to a BBB+, additional reserves would need to be established by the Partnership. In March 1997, Marriott International acquired the Renaissance Hotel Group N.V., adding greater geographic diversity and growth potential to its lodging portfolio. The assumption of additional debt associated with this transaction resulted in a single downgrade of Marriott International's long-term senior unsecured debt effective April 1, 1997. Accordingly, at that time, the Partnership transferred $1.3 million from the Manager's existing tax and insurance reserve account and $465,000 from Partnership cash to the lender to establish a separate escrow account for the payment of the next succeeding insurance premiums and real estate taxes for the Hotels and the Santa Clara Hotel. In the future, the Partnership will make deposits to the reserve account each period and the insurance premiums and real estate taxes will continue to be paid by the lender until such time as Marriott International's debt is upgraded to A-. In addition, the Partnership was required to deposit an additional month's debt service for both the Partnership and the Santa Clara Partnership into the Debt Service Reserve account totaling $2.3 million. The money to fund these reserves had been set aside by the General Partner prior to the distribution of the excess of the General Partner reserve made to the partners in April 1997. The tax and insurance reserves and the Debt Service Reserve are included in restricted cash reserves and the resulting tax and insurance liability is included in accounts payable and accrued expenses in the accompanying balance sheet.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Investment in Santa Clara Partnership

  The Partnership's earnings from the Santa Clara Partnership are recorded based on the equity method of accounting. Equity in earnings from the Santa Clara Partnership includes 100% of the interest expense related to

                                 MHP2 Supp-60
the debt incurred by the Santa Clara Partnership, the proceeds of which were distributed to the Partnership. The $28.4 million excess of the purchase price of the Santa Clara Partnership interest over the Partnership's proportionate share of the net book value of the assets acquired is being amortized over the related remaining lives of those assets. Amortization is included in Equity in Income of Santa Clara Partnership in the accompanying statement of operations. At December 31, 1997 and 1996, accumulated amortization of the excess purchase price of the Santa Clara Partnership investment was $11,917,000 and $11,006,000, respectively.

  Pursuant to the terms of the Santa Clara partnership agreement, the Partnership has an obligation to make capital contributions to fund certain debt service shortfalls to the extent debt service is greater than 50% of cash flow available before debt service (the "Debt Service Advances"). No contributions were made in 1997 and 1996. Any outstanding Debt Service Advances, together with accrued interest, would have been repayable prior to certain distributions and would have been due, in any event, ten years after the date of each advance. There have been no Debt Service Advances since inception of the Santa Clara Partnership.

 Interest Rate Swap Agreements

  As of December 31, 1995, the Partnership was a party to an interest rate swap agreement to reduce the Partnership's exposure to floating interest rates. The Partnership accounted for the swap arrangement as a hedge of an obligation to pay floating rates of interest and accordingly, recorded interest expense based upon its payment obligation at a fixed rate. This agreement terminated at the initial maturity of the Partnership's mortgage loan on March 21, 1996.

 Income Taxes

  Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income for financial reporting purposes and the net income as reported in the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets and differences in the timing of recognition of incentive management fee expense. As a result of these differences, the deficit of the net assets reported in the accompanying financial statements over the tax basis in net Partnership assets is $85.9 million and $87.9 million as of December 31, 1997 and 1996, respectively. Following the Company's acquisition of limited partner interests in the Partnership in 1996, the Partnership underwent a termination and constructive liquidation for tax purposes. All partners were then deemed to recontribute their assets to a newly reconstituted partnership. Upon recontribution the Partnership recorded the fixed assets at their fair market value for tax reporting purposes, as represented by the Company's purchase price for limited partner units resulting in a significant change in the 1996 tax basis when compared to the prior year.

 Statement of Financial Accounting Standards

  In the First Quarter of 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

 Reclassifications

  Certain reclassifications were made to the prior year's financial statements to conform to the 1997 presentation.

                                 MHP2 Supp-61

NOTE 3. REVENUES

  Partnership revenues consist of the Hotels' operating results for the three years ended December 31 (in thousands):

                                                         1997    1996    1995
                                                       -------- ------- -------
   HOTEL SALES
     Rooms............................................ $101,603 $98,436 $93,292
     Food and beverage................................   44,877  42,427  42,198
     Other............................................    8,483   8,171   7,215
                                                       -------- ------- -------
                                                        154,963 149,034 142,705
                                                       -------- ------- -------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms..........................................   19,676  18,878  18,416
       Food and beverage..............................   31,439  30,496  28,975
       Other hotel operating expenses.................   34,834  33,368  31,312
                                                       -------- ------- -------
                                                         85,949  82,742  78,703
                                                       -------- ------- -------
   REVENUES........................................... $ 69,014 $66,292 $64,002
                                                       ======== ======= =======

NOTE 4. PROPERTY AND IMPROVEMENTS

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land and improvements.................................... $ 17,091  $ 17,091
   Building and improvements................................  107,826   105,382
   Leasehold improvements...................................  118,978   111,197
   Furniture and equipment..................................   51,848    61,206
                                                             --------  --------
                                                              295,743   294,876
   Less accumulated depreciation............................  (98,231)  (96,050)
                                                             --------  --------
                                                             $197,512  $198,826
                                                             ========  ========

NOTE 5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.

                                                 AS OF              AS OF
                                           DECEMBER 31, 1997  DECEMBER 31, 1996
                                           ------------------ ------------------
                                                    ESTIMATED          ESTIMATED
                                           CARRYING   FAIR    CARRYING   FAIR
                                            AMOUNT    VALUE    AMOUNT    VALUE
                                           -------- --------- -------- ---------
                                             (IN THOUSANDS)     (IN THOUSANDS)
Mortgage debt............................  $221,814 $230,700  $222,500 $222,500
Incentive management fees due to Marriott
 Hotel
 Services, Inc...........................     2,739      800     2,578      170

  The 1996 and 1997 estimated fair value of the mortgage debt obligation is based on the expected future debt service payments discounted at risk adjusted rates. Incentive management fees due are valued based on the expected future payments from operating cash flow discounted at risk adjusted rates.

                                 MHP2 Supp-62

NOTE 6. SANTA CLARA PARTNERSHIP

  Summarized financial information for the Santa Clara Partnership consists of the following as of December 31 (in thousands):

                                                                1997     1996
                                                               -------  -------
   BALANCE SHEET
   Property and equipment..................................... $28,688  $30,144
   Due from Marriott International, Inc.......................   2,059    2,170
   Property improvement fund..................................   2,619    1,230
   Cash and cash equivalents..................................   3,177    1,933
                                                               -------  -------
       Total Assets........................................... $36,543  $35,477
                                                               =======  =======
   Mortgage debt.............................................. $43,366  $43,500
   Due to Marriott International, Inc.........................     970      749
   Accounts payable and accrued expenses......................     482      522
   Partners' Deficit..........................................  (8,275)  (9,294)
                                                               -------  -------
       Total Liabilities and Partners' Deficit................ $36,543  $35,477
                                                               =======  =======

                                               FOR THE YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                  1997       1996       1995
                                               ---------- ---------- ----------
   STATEMENT OF OPERATIONS
   REVENUES................................... $   21,709 $   17,347 $   14,516
                                               ---------- ---------- ----------
   OPERATING COSTS AND EXPENSES
     Depreciation and amortization............      3,013      2,927      2,765
     Interest.................................      3,625      3,318      3,063
     Incentive management fees................      3,401      2,652      2,175
     Base management fees.....................      1,420      1,224      1,079
     Property taxes...........................        470        499        508
     Ground rent, insurance and other.........        281        264        201
                                               ---------- ---------- ----------
                                                   12,210     10,884      9,791
                                               ---------- ---------- ----------
   NET INCOME................................. $    9,499 $    6,463 $    4,725
                                               ========== ========== ==========

NOTE 7. MORTGAGE DEBT

  As of December 31, 1995, the Partnership's debt consisted of a $222.5 million mortgage loan (the "Original Mortgage Debt"). The Original Mortgage Debt was nonrecourse to the Partnership and was secured by a first mortgage on each of the Hotels including the grant of a security interest in the Partnership's furniture, fixtures and equipment, contracts and other intangibles and an assignment of the Partnership's rights under the Management and Purchase Agreements.

  At the option of the Partnership, the Original Mortgage Debt loan agreement provided for interest rate options which were tied to a Eurodollar rate, an adjusted CD rate or the fluctuating corporate base rate. For Eurodollar or CD elections, the Partnership paid the applicable rate plus an increment equal to
0.9 percentage points. In April 1992, the Partnership entered into an interest rate swap agreement for the entire loan amount with the primary lender to effectively fix the interest rate on the Original Mortgage Debt at 7.8% per annum from May 1992 through loan maturity. The Partnership's obligations under the swap agreement were secured by a pledge of collateral by the General Partner. The weighted average interest rate on the Original Mortgage Debt for the year ended December 31, 1995 was 7.8%. The interest rate swap agreement expired on March 21, 1996.

  On March 21, 1996, the Original Mortgage Debt and the Santa Clara mortgage debt matured, at which time the lender granted the Partnership an extension of the two loans for an additional six months until replacement

                                 MHP2 Supp-63
financing could be finalized with another lender. Under the terms of the extension, interest accrued at the London interbank offered rate ("LIBOR") plus 1.875 percentage points for the first three months and accrued at LIBOR plus 2.25 percentage points for the second three months. No principal amortization was required during the extension period. However, under the terms of the extension, the Partnership applied the $9.2 million accumulated in the primary lender reserve account to pay down the principal balance of the Original Mortgage Debt to $213.3 million and deposited $19.1 million into the primary lender reserve account. The primary lender reserve account was established in 1994 to provide funds for a principal paydown on the Original Mortgage Debt at maturity. The $19.1 million deposit represented the balance ($16.8 million) from the unrestricted reserve account included in cash in the accompanying balance sheet as of December 31, 1995, previously established by the General Partner in 1992 (the "General Partner Reserve") and cash flow from the Partnership for the first two accounting periods of 1996 ($2.3 million). During the extension period, the Partnership also was required to deposit into the primary lender reserve account all cash flow from the Hotels plus all of the Partnership's cash flow from the Santa Clara Partnership, net of (i) $500,000 per accounting period, (ii) debt service and (iii) current incentive management fees paid. The $500,000 per accounting period was deposited into a separate expense reserve account which was used by the Partnership to fund administrative expenses and refinancing costs, any owner funded capital expenditures, as well as the Partnership's share of any such costs incurred by the Santa Clara Partnership during the six month extension period.

  On September 23, 1996 (the "Closing Date"), the General Partner refinanced the Partnership's Original Mortgage Debt, as well as the $43.5 million mortgage debt of the Santa Clara Partnership. A total of $266.0 million was borrowed from a new third party lender, $222.5 million of which is recorded on the Partnership's financial statements (the "Mortgage Debt"). The Partnership's Mortgage Debt is nonrecourse to the Partnership and is secured by first mortgages on the Hotels, as well as a pledge of its limited partner interest in the Santa Clara Partnership. The two loans are cross-defaulted. The debt bears interest at a fixed rate of 8.22% for an 11-year term expiring October 11, 2007, requires payments of interest only during the first loan year (October 1996 through September 1997). Subsequently, principal amortization based upon a 20-year amortization schedule beginning with the second loan year. The mortgage debt balance was $221.8 million as of December 31, 1997. The weighted average interest rate on the Mortgage Debt for the years ended December 31, 1997 and 1996 was 8.2% and 7.7%, respectively. On the Closing Date, the Partnership was required to establish certain reserves. In addition, a new reserve was established in 1997 and additional amounts were deposited into the existing reserves. All reserves are discussed in Note 2.

  The required principal payments of the Mortgage Debt at December 31, 1997 are as follows (in thousands):

   1998................................................................ $  4,379
   1999................................................................    4,759
   2000................................................................    5,119
   2001................................................................    5,614
   2002................................................................    6,100
   Thereafter..........................................................  195,843
                                                                        --------
                                                                        $221,814
                                                                        ========

NOTE 8. LAND LEASES

  The San Antonio and San Ramon Hotels are located on sites with ground leases from unrelated third parties. The initial lease terms expire in 2013 and 2014, respectively. To facilitate the refinancing, the Partnership exercised its option to extend the land leases of both properties for an additional twenty-year period. Therefore, the current terms of the San Antonio and San Ramon land leases expire in 2033 and 2034, respectively. The Partnership is obligated to pay annual rent equal to the greater of a minimum rent or a percentage rent and has the option to extend the terms for up to three successive ten-year terms each. Ground rent on the San Antonio Hotel is equal to the greater of $700,000 or 3.5% of annual gross room sales. Ground rent on the San Ramon Hotel is equal to the greater of $350,000 or 3% of annual gross sales for the first five years, after which minimum

                                 MHP2 Supp-64
rent was adjusted upward every five years, beginning in 1989, to an amount equal to 75% of the average rent paid during the three years immediately preceding the applicable five-year period. No such adjustment was necessary at that time. Ground rent expense for the San Antonio and San Ramon Hotels totaled $2,122,000, $1,982,000 and $1,879,000, for the years ended December 31, 1997, 1996 and 1995, respectively.

  Future minimum annual rental commitments for all land leases entered into by the Partnership, as described above, are as follows (in thousands):

   FISCAL YEAR                                                       LAND LEASES
   -----------                                                       -----------
   1998.............................................................   $ 1,050
   1999.............................................................     1,050
   2000.............................................................     1,050
   2001.............................................................     1,050
   2002.............................................................     1,050
   Thereafter.......................................................    32,900
                                                                       -------
     Total Minimum Lease Payments...................................   $38,150
                                                                       =======

NOTE 9. MANAGEMENT AGREEMENTS

  The Partnership entered into long-term hotel management agreements (the "Management Agreements") with the Manager to manage the Hotels as part of the Marriott International, Inc. full service hotel system. The Management Agreement for each Hotel has an initial term expiring on December 31, 2008. To facilitate the refinancing, the Manager exercised its option to renew the Management Agreements for each Hotel for an additional 10-year term. Therefore, the current terms of the Management Agreements for each Hotel expire on December 31, 2018. This, as well as the assignment of the Management Agreements described in Note 1, and other minor changes were documented in an amendment to each of the Management Agreements. The Manager has the option to renew the Management Agreements for up to three additional 10-year terms. The Manager also manages the Santa Clara Hotel on behalf of the Santa Clara Partnership. The Manager is paid a base management fee equal to 3% of gross hotel sales. Base management fees paid in 1997, 1996 and 1995 were $4,649,000, $4,471,000 and $4,281,000, respectively.

  In addition, the Manager is entitled to an incentive management fee equal to 20% of each Hotel's Operating Profit, as defined. The incentive management fee with respect to each Hotel is payable only out of 55% of each Hotel's Operating Profit after the Partnership's payment or retention for such fiscal year of the following: (i) the Ground Rent, if any, with respect to such Hotel; (ii) the Qualifying Debt Service, as defined, with respect to such Hotel; (iii) such Hotel's Pro-Rata Share of Total Mortgage Debt Service Shortfall, as defined, if any, with respect to all Hotels; and (iv) the Partnership's non-cumulative 10% Priority Return on the Adjusted Contributed Capital, as defined, with respect to such Hotel.

  Unpaid incentive management fees are accrued without interest and are paid from cash flow available for incentive management fees following payment of any then current incentive management fees. Incentive management fees earned for the years ended December 31, 1997, 1996 and 1995 were $9,925,000, $9,813,000 and $9,412,000, respectively. Deferred incentive management fees for the years ended December 31, 1997 and 1996 were $2,739,000 and $2,578,000, respectively, and are included in Due to Marriott Hotel Services, Inc. in the accompanying balance sheet.

  Pursuant to the Management Agreements, the Manager is required to furnish the Hotels with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Manager's full-service hotel system. Chain Services include central training, advertising and promotion, a national reservations system, computerized payroll and accounting services and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by the Manager or its subsidiaries.

                                 MHP2 Supp-65

In addition, the Hotels also participate in the Manager's Marriott Rewards Program ("MRP"). This program succeeded the Manager's Honored Guest Awards Program. The cost of this program is charged to all hotels in the Manager's hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership for the years ended December 31, 1997, 1996 and 1995 were $5,593,000, $5,433,000 and $5,151,000, respectively, and are included in Revenues (as defined in Note 3) in the accompanying statement of operations.

  The Management Agreements provide for the establishment of a property improvement fund for each Hotel to cover the cost of certain non-routine repairs and maintenance to the Hotels which are normally capitalized and the cost of replacements and renewals to the Hotels' property and improvements. Contributions to the property improvement fund are based on a percentage of gross sales. Contributions to the property improvement fund for the San Antonio Hotel are 4% in 1991 through 1998 and 5% thereafter. Contributions to the property improvement fund for the San Ramon Hotel are 4% in 1994 through 1998 and 5% thereafter. Contributions to the property improvement fund for the New Orleans Hotel are 5% each year; however, the contribution percentage was increased to 7% for 1997 and 1998. Commencing with fiscal year 2003, the Manager shall have the right, but not the obligation, to increase the amount it transfers into the fund to any amount greater than 5% but not exceeding 6% of gross sales. Total contributions to the property improvement fund for the years ended December 31, 1997, 1996 and 1995 were $8,193,000, $6,622,000 and
$6,342,000, respectively.

  Pursuant to the terms of the Management Agreements, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Hotels. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon termination of any of the Management Agreements, the working capital and supplies of the related Hotel will be returned to the Partnership. The individual components of working capital and supplies controlled by the Manager are not reflected in the Partnership's balance sheet. As of December 31, 1997 and 1996, $6,633,000 has been advanced to the Manager for working capital and supplies which is included in Due from Marriott Hotel Services, Inc. in the accompanying balance sheet. The supplies advanced to the Manager are recorded at their estimated net realizable value.

  Each of the Management Agreements also provides that the Partnership may terminate any of the Management Agreements and remove the Manager if, during any three consecutive fiscal years after fiscal year 1992, with respect to any Hotel, the sum of the operating profit before real and personal property taxes, fails to equal or exceed 8% of the sum of the original cost of the Hotel plus certain additional hotel investments by the Partnership. The Manager may, however, prevent termination by paying to the Partnership such amounts as are necessary to achieve the above performance standards.

                                 MHP2 Supp-66

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                 FIRST TWO
                                                                 QUARTERS
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
REVENUES..................................................... $37,946  $36,584
                                                              -------  -------
OPERATING COSTS AND EXPENSES
  Depreciation...............................................   6,285    6,042
  Incentive management fees..................................   5,550    5,410
  Property taxes.............................................   3,178    2,760
  Base management fees.......................................   2,390    2,303
  Ground rent................................................   1,090      993
  Insurance and other........................................     559      467
                                                              -------  -------
                                                               19,052   17,975
                                                              -------  -------
OPERATING PROFIT.............................................  18,894   18,609
  Interest expense...........................................  (8,708)  (8,827)
  Interest income............................................     714      957
                                                              -------  -------
INCOME BEFORE EQUITY IN INCOME OF SANTA CLARA PARTNERSHIP....  10,900   10,739
EQUITY IN INCOME OF SANTA CLARA PARTNERSHIP..................   1,856    1,112
                                                              -------  -------
NET INCOME................................................... $12,756  $11,851
                                                              =======  =======
ALLOCATION OF NET INCOME
  General Partner............................................ $   127  $   119
  Limited Partners...........................................  12,629   11,732
                                                              -------  -------
                                                              $12,756  $11,851
                                                              =======  =======
NET INCOME PER LIMITED PARTNER UNIT
 (745 Units)................................................. $16,952  $15,748
                                                              =======  =======


                  See Notes to Condensed Financial Statements.

                                  MHP2 Supp-67

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                         JUNE 19,   DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
                        ASSETS
Property and equipment, net............................   $194,173    $197,512
Due from Marriott Hotel Services, Inc..................     10,208       7,063
Other assets...........................................     11,031       8,510
Deferred financing costs, net..........................      5,523       5,663
Restricted cash reserves...............................     17,122      20,307
Cash and cash equivalents..............................      7,900      10,363
                                                         ---------   ---------
                                                          $245,957    $249,418
                                                         =========   =========
           LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
  Mortgage debt........................................  $ 219,644   $ 221,814
  Investment in Santa Clara Partnership................      7,726       8,737
  Due to Marriott International, Inc...................      4,203       3,567
  Accounts payable and accrued expenses................      1,677       4,163
                                                         ---------   ---------
    Total Liabilities..................................    233,250     238,281
                                                         ---------   ---------
PARTNERS' CAPITAL
  General Partner......................................        272         256
  Limited Partners.....................................     12,435      10,881
                                                         ---------   ---------
    Total Partners' Capital............................     12,707      11,137
                                                         ---------   ---------
                                                          $245,957    $249,418
                                                         =========   =========


                  See Notes to Condensed Financial Statements.

                                  MHP2 Supp-68

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 FIRST TWO
                                                                 QUARTERS
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
OPERATING ACTIVITIES
  Net income................................................ $ 12,756  $ 11,851
  Noncash items.............................................    4,647     5,087
  Change in operating accounts..............................   (3,273)      546
                                                             --------  --------
    Cash provided by operating activities...................   14,130    17,484
                                                             --------  --------
INVESTING ACTIVITIES
  Additions to property and equipment, net..................   (2,946)   (2,764)
  Change in property improvement fund.......................   (2,521)   (1,922)
  Distributions from Santa Clara Partnership................      845       982
                                                             --------  --------
    Cash used in investing activities.......................   (4,622)   (3,704)
                                                             --------  --------
FINANCING ACTIVITIES
  Capital distributions to partners.........................  (11,186)   (9,875)
  Repayment of mortgage debt................................   (2,170)      --
  Change in restricted lender reserves, net.................    1,385    (2,139)
  Payment of financing costs................................      --        (34)
                                                             --------  --------
    Cash used in financing activities.......................  (11,971)  (12,048)
                                                             --------  --------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS............   (2,463)    1,732
CASH AND CASH EQUIVALENTS at beginning of period............   10,363    16,372
                                                             --------  --------
CASH AND CASH EQUIVALENTS at end of period.................. $  7,900  $ 18,104
                                                             ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage interest........................... $  9,181  $  9,246
                                                             ========  ========


                  See Notes to Condensed Financial Statements.

                                  MHP2 Supp-69

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Marriott Hotel Properties II Limited Partnership (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto included in the Partnership's Form 10-K for the fiscal year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying condensed unaudited financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998; the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, net income of the Partnership is allocated 99% to the limited partners and 1% to the General Partner. Significant differences exist between the net income for financial reporting purposes and the net income reported for Federal income tax purposes. These differences are due primarily to the use for income tax purposes of accelerated depreciation methods and shorter depreciable lives of assets and differences in the timing of recognition of incentive management fee expense.

  2. The Partnership owns the New Orleans, San Antonio Rivercenter and San Ramon Marriott Hotels (the "Hotels"). In addition, the Partnership owns a 50% limited partnership interest in the Santa Clara Marriott Hotel Limited Partnership (the "Santa Clara Partnership") which owns the Santa Clara Marriott Hotel (the "Santa Clara Hotel"). The sole general partner of the Partnership and the Santa Clara Partnership, with a 1% interest in each, is Marriott MHP Two Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). The remaining 49% interest in the Santa Clara Partnership is owned by HMH Properties, Inc., a wholly-owned subsidiary of Host Marriott. The Partnership's income from the Santa Clara Partnership is reported as Equity in Income of the Santa Clara Partnership. In arriving at Equity in Income from the Santa Clara Partnership, the Partnership is allocated 100% of the interest expense related to the debt incurred to purchase the Santa Clara Partnership interest. Summarized financial information for the Santa Clara Partnership is presented in Note 5.

  3. Certain reclassifications were made to the prior year condensed financial statements to conform to the current year presentation.

  4. Hotel revenues represent house profit of the Partnership's Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotels to Marriott Hotel Services, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes, ground rent, insurance and certain other costs, which are disclosed separately in the condensed statement of operations

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.



                                 MHP2 Supp-70

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $41.7 million and $40.2 million for the first two quarters of 1998 and 1997, respectively, and will have no impact on operating profit or net income.

  Partnership revenues generated by the Hotels for 1998 and 1997, consist of (in thousands):

                                                                  FIRST TWO
                                                                  QUARTERS
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
HOTEL SALES
  Rooms...................................................... $ 52,920 $ 50,384
  Food and beverage..........................................   22,223   22,072
  Other......................................................    4,514    4,320
                                                              -------- --------
                                                                79,657   76,776
                                                              -------- --------
HOTEL EXPENSES
Departmental direct costs
  Rooms......................................................    9,499    9,151
  Food and beverage..........................................   15,315   14,952
  Other hotel operating expenses.............................   16,897   16,089
                                                              -------- --------
                                                                41,711   40,192
                                                              -------- --------
HOTEL REVENUES............................................... $ 37,946 $ 36,584
                                                              ======== ========

  5. Summarized financial information for the Santa Clara Partnership for 1998 and 1997, is as follows (in thousands):

                                                                 FIRST TWO
                                                                 QUARTERS
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
                                                                (UNAUDITED)
CONDENSED STATEMENT OF OPERATIONS
REVENUES.................................................... $ 12,490  $ 10,247
                                                             --------  --------
OPERATING COSTS AND EXPENSES
  Incentive management fees.................................    2,008     1,610
  Depreciation and amortization.............................    1,424     1,134
  Base management fees......................................      760       668
  Property taxes............................................      245       244
  Ground rent, insurance and other..........................      257       230
                                                             --------  --------
                                                                4,694     3,886
                                                             --------  --------
OPERATING PROFIT............................................    7,796     6,361
  Interest expense..........................................   (1,675)   (1,699)
  Interest income...........................................      107       102
                                                             --------  --------
NET INCOME.................................................. $  6,228  $  4,764
                                                             ========  ========

                                 MHP2 Supp-71

               MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP

                                                         JUNE 19,   DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
CONDENSED BALANCE SHEET
  Property and equipment, net..........................  $ 27,623     $ 28,688
  Property Improvement Fund............................     3,554        2,619
  Due from Marriott Hotel Services, Inc................     2,649        2,059
  Cash and cash equivalents............................     4,949        3,177
                                                         --------     --------
    Total Assets.......................................  $ 38,775     $ 36,543
                                                         ========     ========
  Mortgage debt........................................  $ 42,942     $ 43,366
  Due to Marriott Hotel Services, Inc..................       475          970
  Accounts payable and accrued expenses................       322          482
  Partners' deficit....................................    (4,964)      (8,275)
                                                         --------     --------
    Total Liabilities and Partners' Deficit............  $ 38,775     $ 36,543
                                                         ========     ========

  6. As previously reported, Host Marriott, parent company of the General Partner of the Partnership, announced on April 17, 1998, that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Marriott Hotel Properties II Limited Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission on June 2, 1998. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.


                                 MHP2 Supp-72

                              HOST MARRIOTT, L.P.

                            HMC MERGER CORPORATION

                     SUPPLEMENT DATED OCTOBER 8, 1998 FOR
      PROSPECTUS/CONSENT SOLICITATION STATEMENT DATED OCTOBER 8, 1998 FOR
                       POTOMAC HOTEL LIMITED PARTNERSHIP

  On the terms described in the Prospectus/Consent Solicitation Statement (the "Consent Solicitation"), dated October 8, 1998, of which this Supplement (the "Supplement") is a part, Host Marriott Corporation ("Host") has adopted a plan to restructure its business operations so that it will qualify as a real estate investment trust ("REIT"). As part of this restructuring (the "REIT Conversion"), Host and its consolidated subsidiaries will contribute their full-service hotel properties and certain other businesses and assets to Host Marriott, L.P. (the "Operating Partnership") in exchange for units of limited partnership interest in the Operating Partnership ("OP Units") and the assumption of liabilities. The sole general partner of the Operating Partnership will be HMC Merger Corporation, a Maryland corporation to be renamed "Host Marriott Corporation" ("Host REIT"), the entity into which Host will merge as part of the REIT Conversion. Host REIT expects to qualify as a REIT beginning with its first full taxable year commencing after the REIT Conversion is completed, which Host REIT currently expects to be the year beginning January 1, 1999 (but which might not be until the year beginning January 1, 2000).

  As part of the REIT Conversion, the Operating Partnership is proposing to acquire by merger (the "Mergers") Potomac Hotel Limited Partnership, a Delaware limited partnership ("PHLP" or the "Partnership"), and up to seven other limited partnerships (the "Partnerships") that own full-service hotels in which Host or its subsidiaries are general partners. As more fully described in the Consent Solicitation, limited partners of those Partnerships that participate in the Mergers will receive OP Units in exchange for their partnership interests in such Partnerships (with respect to the Partnerships, those limited partners who are unaffiliated with Host are referred to herein as the "Limited Partners," and with respect to PHLP, the "PHLP Limited Partners"). PHLP Limited Partners may elect to exchange such OP Units received in connection with the Merger for either shares of common stock, par value $.01 per share, of Host REIT ("Common Shares") or unsecured 6.56% Callable Notes due December 15, 2005 issued by the Operating Partnership ("Notes"). Beginning one year after the Mergers, Limited Partners who retain OP Units will have the right to redeem their OP Units at any time and receive, at the election of Host REIT, either Common Shares of Host REIT on a one-for-one basis (subject to adjustment) or cash in an amount equal to the market value of such shares (the "Unit Redemption Right").

  The number of OP Units to be allocated to PHLP will be based upon (i) its Exchange Value (as defined herein) and (ii) the price attributed to an OP Unit following the Merger, determined as described herein (which, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be known at the time of voting. The number of Common Shares a PHLP Limited Partner may elect to receive in connection with the Merger will equal the number of OP Units received. The principal amount of the Notes that PHLP Limited Partners may elect to receive in connection with the Merger will be based upon PHLP's Note Election Amount (as defined herein). See "Determination of Exchange Value of PHLP and Allocation of OP Units." The estimated Exchange Value and Note Election Amount set forth herein may increase or decrease as a result of various adjustments, and will be finally calculated shortly before the Effective Date. Pursuant to the Merger, PHLP Limited Partners have an estimated Exchange Value of $5,040 per Partnership Unit and a Note Election Amount of $4,032 per Partnership Unit.

RISK FACTORS

  In deciding whether to approve the Merger, PHLP Limited Partners should consider certain risks and other factors. The General Partner believes that PHLP Limited Partners should particularly consider the following, which should be read in conjunction with the information in the Consent Solicitation under "Risk Factors" and "Federal Income Tax Consequences:"


                                  PHLP Supp-1

  . Substantial Benefits to Related Parties. Host REIT and its subsidiaries will realize substantial benefits from the Mergers and the REIT Conversion, including savings from a substantial reduction in corporate-level income taxes expected as a result of the REIT Conversion. To the extent that such anticipated benefits of the REIT Conversion are reflected in the value of Host's common stock prior to the Effective Date, such benefits will not be shared with the Limited Partners. The benefits to Host of the REIT Conversion will be reduced if one or more of the Partnerships do not participate in a Merger, thereby creating a conflict of interest for the General Partner in connection with the Merger.

  . Absence of Arm's Length Negotiations. No independent representative was retained to negotiate on behalf of the PHLP Limited Partners or the other Limited Partners. Although the General Partner has obtained the Appraisals and the Fairness Opinion from AAA, AAA has not negotiated with the General Partner and has not participated in establishing the terms of the Mergers. Consequently, the terms and conditions of the Mergers may have been more favorable to the PHLP Limited Partners or the other Limited Partners if such terms and conditions were the result of arm's length negotiations.

  . Other Conflicts of Interest. The Mergers, the REIT Conversion and the recommendations of the General Partner involve the following conflicts of interest because of the relationships among Host, Host REIT, the Operating Partnership, the General Partners and Crestline. The General Partners, which are all subsidiaries of Host (except for PHLP, in which Host is the General Partner), must assess whether a Merger is fair and equitable to and advisable for the Limited Partners of its Partnership. This assessment involves considerations that are different from those relevant to the determination of whether the Mergers and the REIT Conversion are advisable for Host and its shareholders. The considerations relevant to that determination which create a conflict of interest include Host's belief that the REIT Conversion is advisable for its shareholders, the benefits of the REIT Conversion to Host will be greater if the Partnerships, including PHLP, participate and Host REIT will benefit if the value of the OP Units received by the Limited Partners of PHLP is less than the value of their Partnership Interests. In addition, the terms of the Leases of the Hotels, including PHLP's Hotels, will be determined by Host and the terms of the Partnership Agreement, including provisions which benefit Host REIT, have been determined by Host. Such conflicts may result in decisions that do not fully reflect the interests of all Limited Partners, including the PHLP Limited Partners.

  . Uncertainties at the Time of Voting Include the Number of OP Units to be Received. There are several uncertainties at the time the PHLP Limited Partners must vote on the Merger, including (i) the exact Exchange Value for PHLP (which will be adjusted for changes in lender and capital expenditure reserves, deferred maintenance and other items prior to the Effective Date), (ii) the price of the OP Units for purposes of the Merger, which will be determined by reference to the post-Merger trading prices of Host REIT's Common Shares (but will not be less than $9.50 or greater than $15.50) and which, together with the Exchange Value, will determine the number of OP Units the PHLP Limited Partners will receive and (iii) the exact principal amount of the Notes that may be received in exchange for OP Units, which cannot be known until after the Note Election Amount is determined. For these reasons, the PHLP Limited Partners cannot know at the time they vote on the Merger these important aspects of the Merger and they will not know the number of OP Units received in the Merger until approximately 25 trading days after the Merger.

  .  Sale of Personal Property May Result in Gain to PHLP Limited
     Partners. In order to facilitate the participation of PHLP in the Merger without adversely affecting Host REIT's qualification as a REIT, the Operating Partnership will require, as part of the Merger, that PHLP sell a portion of the personal property associated with its Hotels to a Non-Controlled Subsidiary. This sale will be a taxable transaction and may result in an allocation of a relatively modest amount of ordinary recapture income by PHLP to PHLP Limited Partners. This income, if any, will be allocated to each PHLP Limited Partner in the same proportion and to the same extent that such PHLP Limited Partner was allocated any deductions directly or indirectly giving rise to the treatment of such income as recapture income. A PHLP Limited Partner who receives such an allocation of recapture income would not be entitled to any special distribution from PHLP in connection with the sale of personal property.


                                  PHLP Supp-2

  . Cash Distributions May Exceed Cash Available for Distribution. The preliminary estimated initial annual cash distributions of the Operating Partnership during the twelve months ending December 31, 1999 ($226 million) will exceed its estimated cash available for distribution ($163 million) and cash from contingent rents ($54 million) during the twelve months ending December 31, 1999 (totaling $217 million), which would require borrowings of approximately $9 million (or $0.04 per OP Unit) to make such distributions in accordance with the Operating Partnership's distribution policy. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions.

  . Exchange Value May Not Equal Fair Market Value of PHLP's Hotels. Each PHLP Limited Partner who retains OP Units or elects to exchange OP Units for Common Shares will receive consideration with a deemed value equal to the Exchange Value of such PHLP Limited Partner's Partnership Interest. The determination of the Exchange Value of PHLP involves numerous estimates and assumptions. There is no assurance that the Exchange Value of PHLP will equal the fair market value of the Hotels and other assets contributed by PHLP. See "Determination of Exchange Value of PHLP and Allocation of OP Units."

  . Allocation of OP Units to Host REIT Is Different from Allocation of OP Units to the Partnerships. Following the REIT Conversion, Host REIT will own a number of OP Units equal to the number of shares of Host common stock outstanding on the Effective Date (including the OP Units to be received by the General Partners and other subsidiaries of Host in the Mergers and the OP Units to be acquired from PHLP Limited Partners and the other Limited Partners who elect to receive Common Shares in connection with the Mergers) and, if Host has outstanding shares of preferred stock at the time of the REIT Conversion, a corresponding number of preferred partnership interests in the Operating Partnership. Host REIT's OP Units, in the aggregate, should fairly represent the market value of Host REIT but may not be equal to the fair market or net asset value of the Hotels and other assets that Host will contribute to the Operating Partnership. Each Partnership will receive OP Units in the Mergers with a deemed value equal to the Exchange Value of such Partnership. The different methods of allocating OP Units to Host REIT and the Partnerships may result in such Limited Partners not receiving the fair market value of their Partnership Interests and Host REIT receiving a higher percentage of the interests in the Operating Partnership. See "Determination of Exchange Values of PHLP and Allocation of OP Units."

  . Allocations of OP Units to the Blackstone Entities and the Private Partnerships Were Not Determined by the Exchange Value
     Methodologies. The price and other terms of the acquisitions of certain Private Partnerships and the Blackstone Acquisition (and thus the allocation of OP Units resulting therefrom) were determined by arm's length negotiations. The assets to be acquired in the Blackstone Acquisition did not generate, in the aggregate, pro forma net income for 1997 or the First Two Quarters 1998. If the partners' interests in the Private Partnerships and the assets of the Blackstone Entities had been valued by the same methodologies used to determine the Exchange Values in the Mergers, the value of the OP Units to be allocated to such partners or the Blackstone Entities may have been less than they actually will receive. The different methods of allocating OP Units may result in the PHLP Limited Partners and other Limited Partners receiving relatively less for their Partnership Interests than the partners in the Private Partnerships and the Blackstone Entities.

  . Price of OP Units or Common Shares Might Be Less than the Fair Market Value of the PHLP Limited Partners' Partnership Interests. The price of an OP Unit for purposes of the Merger will be equal to the average closing price on the NYSE of a Host REIT Common Share for the first 20 trading days after the Effective Date of the Merger (but it will not be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers. It is likely that, either initially or over time, the value of the publicly traded Common Shares of Host REIT (and therefore the value of the OP Units) will diverge from the deemed value of the OP Units used for purposes of the Merger. This could result in the PHLP Limited Partners receiving OP Units or Common Shares with an actual value that is less than either the price of the OP Units for purposes of the Merger or the fair market value of their Partnership Interests.


                                  PHLP Supp-3

  . Inability of PHLP Limited Partners Who Retain OP Units to Redeem OP Units for One Year. PHLP Limited Partners who retain OP Units received in the Merger will be unable to redeem such OP Units for one year following the Merger. Until then, PHLP Limited Partners will bear the risk of illiquidity and of not being able to sell in a falling market.

  . Current Host Common Stock Price Is Not Necessarily Indicative of the Price of Host REIT Common Shares Following the REIT Conversion. Host's current stock price is not necessarily indicative of how the market will value Host REIT Common Shares following the REIT Conversion. The current stock price of Host reflects the current market valuation of Host's current business and assets (including the Crestline common stock and cash or other consideration to be distributed in connection with the REIT Conversion (the "Initial E & P Distribution")) and not solely the business and assets of Host REIT following the REIT Conversion. Host's current stock price also is affected by general market conditions.

  . Value of the Notes Will Be Less than the Exchange Value of PHLP. In exchange for OP Units received in the Merger, each PHLP Limited Partner may elect to receive an unsecured, seven-year Note of the Operating Partnership with a principal amount equal to the Note Election Amount of his Partnership Interest, which is based upon numerous assumptions and estimates. The deemed value of the OP Units to be received by the PHLP Limited Partners will exceed the principal amount of the corresponding Notes (because the Exchange Value will be higher than the Note Election Amount) and there is no assurance that the Note a PHLP Limited Partner receives will have a value equal to either (i) the fair market value of the PHLP Limited Partner's share of the Hotels and other assets owned by PHLP or (ii) the principal amount of the Note. There will be no public market for the Notes. If the Notes are sold, they may sell at prices substantially below their issuance price. Noteholders are likely to receive the full face amount of a Note only if they hold the Note to maturity, which is December 15, 2005, or if the Operating Partnership repays the Notes prior to maturity. Because the Notes are unsecured obligations of the Operating Partnership, they will be effectively subordinated to all secured debt of the Operating Partnership and all obligations of both the Participating Partnerships and the Operating Partnership's other subsidiaries. See "Description of the Notes." As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership would have had aggregate consolidated debt of approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities) to which the Notes were effectively subordinated or which ranks equally with such Notes.


  . Timing of the REIT Conversion. Host intends to cause the REIT Conversion to be completed as soon as possible, but there is no assurance that it will be completed during 1998 in time for Host REIT to elect REIT status effective January 1, 1999. The deadline for consummation of the Merger is June 30, 1999, unless extended by mutual agreement of the Operating Partnership and the General Partner to a date no later than December 31, 1999. If the REIT Conversion does not occur in 1998, the effectiveness of Host REIT's election could be delayed to January 1, 2000, which would result in Host REIT continuing to pay substantial corporate-level income taxes in 1999 (which would reduce Host REIT's estimated cash distributions per Common Share during 1999 to $0.52 per Common Share, but not the Operating Partnership's estimated cash distributions of $0.84 per OP Unit) and could cause the Blackstone Acquisition not to be consummated.

  .  Fundamental Change in Nature of Investment; Potential
     Underperformance. The Merger and the REIT Conversion involve a fundamental change in the nature of a PHLP Limited Partner's investment from holding an interest in PHLP, which was structured as a tax shelter investment, is a finite-life entity, has a fixed portfolio of eight Hotels and has never distributed cash flow from the operation of such Hotels to its Limited Partners, to holding a direct or indirect interest in the Operating Partnership, an ongoing real estate company with an expected portfolio of approximately 125 Hotels that (i) collects and distributes to its limited partners rents received from the Lessees (which will bear the risks and receive the direct benefits of the Hotels' operations), (ii) has the ability to acquire additional hotels and (iii) is able to reinvest proceeds from sales or refinancings of existing Hotels in other hotels. In addition, each PHLP Limited Partner's investment will change from one that allows a PHLP Limited

                                  PHLP Supp-4

     Partner to receive a return of capital in the form of distributions from any net proceeds of a sale or refinancing of PHLP's assets to an investment in which a PHLP Limited Partner who retains OP Units likely would realize a return of capital only through the exercise of the Unit Redemption Right. Those PHLP Limited Partners who elect to receive Common Shares in connection with the Merger will hold an equity interest in a publicly traded REIT that (i) provides immediate liquidity, (ii) intends to make distributions to its shareholders in an amount equal to at least 95% of its taxable income, (iii) allows shareholders to influence management by participation in the election of directors and
     (iv) realizes substantial corporate tax savings as long as certain requirements are met. A PHLP Limited Partner's share of the liquidation proceeds, if any, from the sale of PHLP's Hotels could be higher than the amount realized upon exercise of the Unit Redemption Right, the sale of Common Shares received in connection with the Merger or payments on any Note received by a PHLP Limited Partner who elects to exchange his OP Units for such Note. An investment in the Operating Partnership or Host REIT may not outperform an investment in PHLP. See "Comparison of Ownership of Partnership Interests, OP Units and Common Shares."

  . Exposure to Market and Economic Conditions of Other Hotels. As a result of the Merger, PHLP Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will own interests in a much larger enterprise with a broader range of assets than PHLP individually. A material adverse change affecting the Operating Partnership's assets will affect all Limited Partners, including PHLP Limited Partners, regardless of whether a particular Limited Partner previously was an investor in such affected assets. PHLP owns discrete assets and the Mergers and the REIT Conversion will significantly diversify the types and geographic locations of the Hotels in which the PHLP Limited Partners will have interests. As a result, the Hotels owned by the Operating Partnership may be affected differently by economic and market conditions than the Hotels owned by PHLP.

  . PHLP Limited Partners Have No Cash Appraisal Rights. PHLP Limited Partners who vote against the Merger will not have a right to receive cash based upon an appraisal of their Partnership Interests.

  .  Uncertainties as to the Size and Leverage of the Operating
     Partnership. The PHLP Limited Partners cannot know at the time they vote on the Merger the exact size and amount of leverage of the Operating Partnership. Host is an existing operating company that regularly issues and repays debt, acquires additional hotels and disposes of existing hotels. Also, some or all of the Partnerships may elect not to participate in a Merger. In addition, outside partners in certain Private Partnerships may not consent to a lease of their partnership's Hotel(s). In either such case, Host will contribute its interests in such Partnerships and Private Partnerships to the Operating Partnership, but the Operating Partnership may, in turn, contribute such interests to a Non-Controlled Subsidiary, which will be subject to corporate-level income taxation. Host also may repurchase outstanding securities or issue new debt or equity securities prior to the consummation of the Mergers and the REIT Conversion.

  .  Lack of Control over Hotel Operations and Non-Controlled
     Subsidiaries. Due to current federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel, the Operating Partnership will lease virtually all of its consolidated Hotels to the Lessees, which will operate the Hotels by continuing to retain the existing managers of the Hotels (the "Managers") pursuant to the existing long-term Management Agreements. The Operating Partnership will not operate the Hotels or participate in the decisions affecting the daily operations of the Hotels. The Operating Partnership will have only a limited ability to require the Lessees or the Managers to operate or manage the Hotels in any particular manner and no ability to govern any particular aspect of their day-to-day operation or management. The Operating Partnership also will not own any of the voting stock of the Non-Controlled Subsidiaries, which may own, in the aggregate, up to 20% by value of the Operating Partnership's assets. Therefore, the Operating Partnership will be dependent for its revenue upon the ability of the Lessees and the Managers to operate and manage the Hotels and the Non-Controlled Subsidiaries to operate and manage their businesses.


                                  PHLP Supp-5

  . Dependence upon Crestline. Crestline and its subsidiaries will be the Lessees of substantially all of the Hotels and their rent payments will be the primary source of Host REIT's revenues. Crestline's financial condition and ability to meet its obligations under the Leases will determine the Operating Partnership's ability to make distributions to holders of OP Units, including Host REIT, and Host REIT's ability, in turn, to make distributions to its shareholders. As of June 19, 1998, on a pro forma basis, after giving effect to the REIT Conversion, Crestline would have had approximately $315 million of indebtedness (including $100 million due to Host REIT to pay for hotel working capital purchased from Host REIT but not including guarantees of obligations of Crestline's subsidiaries under the Leases and the Management Agreements) and Crestline can incur additional indebtedness in the future. There can be no assurance that Crestline will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. In addition, the credit rating of the Operating Partnership and Host REIT will be affected by the general creditworthiness of Crestline.

  .  Expiration of the Leases and Possible Inability to Find Other
     Lessees. The Leases generally will expire seven to ten years after the Effective Date and there can be no assurance that the affected Hotels will be relet to the Lessees (or if relet, will be relet on terms as favorable to the Operating Partnership). If the Hotels are not relet to the Lessees, the Operating Partnership will be required to find other lessees, which lessees must meet certain requirements set forth in the Management Agreements and the Code. There can be no assurance that satisfactory lessees could be found or as to the terms and conditions on which the Operating Partnership would be able to relet the Hotels or enter into new leases with such lessees, which could result in a failure of Host REIT to qualify as a REIT or in reduced cash available for distribution.

  .  Requisite Vote of PHLP Limited Partners Binds All PHLP Limited
     Partners. For PHLP, approval by a majority of the Partnership Interests that are eligible to be voted is required to approve the Merger and the related amendments to the partnership agreement, as described in "Voting Procedures-- Required Limited Partner Vote and Other Conditions." Such approval will cause PHLP to participate in the Merger and will bind all PHLP Limited Partners, including PHLP Limited Partners who voted against or abstained from voting with respect to the Merger and the related amendments to the partnership agreement.

  . Inability to Obtain Third-Party Consents May Have a Material Adverse Effect. There are numerous third-party consents which are required to be obtained in order to consummate the Mergers and the REIT Conversion. The inability of Host, the Operating Partnership or Host REIT to obtain one or more such consents may cause a default under cross-default provisions of the Company's principal credit facilities or otherwise have a material adverse effect on the Operating Partnership and Host REIT and thus could reduce the value of the OP Units and Common Shares.

  . Competition in the Lodging Industry. The profitability of the Hotels is subject to general economic conditions, the management abilities of the Managers (including primarily Marriott International), competition, the desirability of particular locations and other factors relating to the operation of the Hotels. The full-service segment of the lodging industry, in which virtually all of the Hotels operate, is highly competitive and the Hotels generally operate in geographical markets that contain numerous competitors. The Hotels' success will be dependent, in large part, upon their ability to compete in such areas as access, location, quality of accommodations, room rate structure, the quality and scope of food and beverage facilities and other services and amenities. The lodging industry, including the Hotels (and thus the Operating Partnership), may be adversely affected in the future by (i) national and regional economic conditions, (ii) changes in travel patterns, (iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, (iv) the availability of credit and (v) other factors beyond the control of the Operating Partnership.

  . Substantial Indebtedness of the Operating Partnership. The Operating Partnership will have substantial indebtedness. As of June 19, 1998, on a pro forma basis assuming the Full Participation Scenario, the Operating Partnership had outstanding indebtedness totaling approximately $5.6 billion (including $567 million of debentures related to the Convertible Preferred Securities), which represents

                                  PHLP Supp-6
     an approximately 62% debt-to-total market capitalization ratio on a pro forma basis at such date (based upon a price per Common Share of Host REIT of $12.50). The Operating Partnership's business is capital intensive and it will have significant capital requirements in the future. The Operating Partnership's leverage level could affect its ability to (i) obtain financing in the future, (ii) undertake refinancings on terms and subject to conditions deemed acceptable by the Operating Partnership, (iii) make distributions to partners (including Host REIT), (iv) pursue its acquisition strategy or (v) compete effectively or operate successfully under adverse economic conditions.

  . No Limitation on Debt. There are no limitations in Host REIT's or the Operating Partnership's organizational documents which limit the amount of indebtedness either may incur, although both the Notes and the Operating Partnership's other debt instruments will contain certain restrictions on the amount of indebtedness that the Operating Partnership may incur.

  . Rental Revenues from Hotels Subject to Prior Rights of Lenders. In accordance with the mortgage loan agreements with respect to outstanding indebtedness of certain Hotel Partnerships, the rental revenues received by such Hotel Partnerships under certain Leases first will be used to satisfy the debt service on such outstanding indebtedness with only the cash flow remaining after debt service being available to satisfy other obligations of the Hotel Partnerships (including paying property taxes and insurance, funding the required FF&E reserves for the Hotels and capital improvements and paying debt service with respect to unsecured debt) and to make distributions to holders of OP Units (including Host
     REIT).

  . Ownership Limitations. No person or persons acting as a group may own, actually or constructively (as determined under the applicable Code provisions), (i) in excess of 9.8% of the number or value of outstanding Common Shares of Host REIT or (ii) in excess of 4.9% of the value of the OP Units (other than Host REIT and The Blackstone Group), subject to waiver or modification by Host REIT or the Operating Partnership, as the case may be, in certain limited circumstances.

  . Anti-Takeover Effect of Certain Provisions of Host REIT's Charter and Bylaws, Maryland Law and the Shareholder Rights Plan. The Articles of Incorporation (the "Charter") and Bylaws of Host REIT to be effective upon completion of the merger of Host with and into Host REIT, as well as provisions of Maryland law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Host REIT. These provisions could limit the price that certain investors might be willing to pay in the future for Common Shares. Certain of these provisions provide for a staggered board and allow Host REIT to issue, without shareholder approval, preferred shares or other stock having rights senior to those of the Common Shares. The Board of Directors also is authorized, without a vote of shareholders, to classify or reclassify unissued common or preferred shares into another class or series of shares. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. The Charter also provides that no person or persons acting as a group may own more than 9.8% (in number or value) of the outstanding shares of any class or series of shares of Host REIT. Host REIT also intends to adopt a Shareholder Rights Plan to replace the existing stockholder rights plan of Host. Host REIT also will become a subject to the business combination and control share provisions under Maryland law. Marriott International, Inc. ("Marriott International") has the right to purchase up to 20% of each class of Host's outstanding voting stock at the then fair market value upon the occurrence of certain change of control (or potential change of control) events involving Host, which right will continue in effect after the Merger until June 2017, subject to certain limitations intended to protect the REIT status of Host REIT. See "Certain Provisions of Maryland Law and Host REIT's Charter and Bylaws."

  . Effect of Subsequent Events upon Recognition of Gain. Even though the PHLP Limited Partners (other than those who elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) generally are not expected to recognize significant taxable gain at the time of the Merger, there are a variety of events and transactions (including the sale of one or more of the

                                  PHLP Supp-7

     Hotels currently owned by PHLP or the reduction of indebtedness securing one or more of the Hotels) that could cause a PHLP Limited Partner to recognize all or a part of the gain that otherwise has been deferred through the REIT Conversion. In this regard, the refinancing of the existing debt secured by six of PHLP's Hotels (the "Mitsui Bank Debt"), which matures in December 1999, could result, depending upon the circumstances, in the recognition of significant taxable gain by PHLP Limited Partners. See "Federal Income Tax Consequences--Tax Treatment of PHLP Limited Partners Who Hold OP Units Following the Merger." Certain Hotels (including the Blackstone Hotels) will be covered by agreements with third parties which will restrict the Operating Partnership's ability to dispose of those properties or refinance their debt. In addition, if Atlanta Marquis participates in the Merger, the Operating Partnership will succeed to an existing agreement that will restrict its ability to dispose of the Atlanta Marquis Hotel or to refinance the debt secured by such Hotel without compensating certain outside partners for the resulting adverse tax consequences. The partnership agreement of the Operating Partnership, which is substantially in the form attached to the Consent Solicitation as Appendix A (the "Partnership Agreement"), does not impose any restrictions on the Operating Partnership's ability to dispose of the Hotels or to refinance debt secured by the Hotels (but the Operating Partnership is obligated to pay any taxes Host REIT incurs as a result of such transactions). In addition, the Partnership Agreement provides that Host REIT, as general partner of the Operating Partnership, is not required to take into account the tax consequences of the limited partners in deciding whether to cause the Operating Partnership to undertake specific transactions (but the Operating Partnership is obligated to pay any taxes that Host REIT incurs as a result of such transactions) and the limited partners have no right to approve or disapprove such transactions. See "Description of OP Units-- Sales of Assets."

  . Election to Exchange OP Units for Common Shares. A PHLP Limited Partner who elects to receive Common Shares in exchange for his OP Units in connection with the Merger (the "Common Share Election") will be treated as having made a fully taxable disposition of his OP Units, which likely would be deemed to occur at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998). If he has a "negative capital account" with respect to his Partnership Interest, he will recognize "phantom income" (i.e., the income recognized would exceed the value of the Common Shares by the amount of his negative capital account). See "Federal Income Tax Consequences--Tax Treatment of PHLP Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election." PHLP Limited Partners who elect to receive Common Shares will not receive the Crestline common stock or any other portion of the Initial E&P Distribution, which will have been distributed before they become shareholders of Host REIT (approximately 25 trading days after the Effective Date of the Merger).

  . Election to Exchange OP Units for Notes. A PHLP Limited Partner who elects to receive a Note in exchange for his OP Units in connection with the Merger (the "Note Election") will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur on the Effective Date of the Merger (which currently is expected to occur on December 30, 1998). A PHLP Limited Partner who receives a
     Note in connection with the Merger may be eligible to defer a small portion of that gain under the "installment sale" rules until principal on the Note is paid. A PHLP Limited Partner with a "negative capital account" with respect to his Partnership Interest who elects to receive a Note will recognize "phantom income" in that amount in any event at the time the taxable disposition is deemed to occur. See "Federal Income Tax Consequences--Tax Treatment of PHLP Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election."

  . Failure of Host REIT to Qualify as a REIT for Tax Purposes. Taxation of Host REIT as a corporation if it fails to qualify as a REIT, and Host REIT's subsequent liability for federal, state and local taxes on its income and property, would, among other things, have the effect of reducing cash available for distribution to Host REIT's shareholders and materially reducing the value of the Common Shares and OP Units.


                                  PHLP Supp-8

  . Failure of the Operating Partnership to Qualify as a Partnership for Tax Purposes. Taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership and the Operating Partnership's subsequent liability for federal, state and local income taxes would, among other things, have the effect of reducing cash available for distribution to holders of OP Units and Common Shares, would cause Host REIT to fail to qualify as a REIT for tax purposes and would cause the holders of OP Units to recognize substantial taxable gain at the time the Operating Partnership ceases to qualify as a partnership.

  . Failure of the Leases to Qualify as Leases. If one or more of the Leases of the Hotels to the Lessees were to be disregarded for tax purposes (for example, because a Lease was determined to lack economic substance), Host REIT could fail to qualify as a REIT and the Operating Partnership might be treated as a corporation for federal income tax purposes, which would have a material adverse impact on the PHLP Limited Partners and the value of the OP Units and the Common Shares.

  . Change in Tax Laws. No assurance can be provided that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to Host REIT's qualification as a REIT or the federal income tax consequences of such qualification.

  . PHLP Limited Partners Need to Consult with Their Own Tax Advisors. Because the specific tax attributes of a PHLP Limited Partner and the facts regarding such PHLP Limited Partner's interest in PHLP could have a material impact on the tax consequences to such PHLP Limited Partner of the Merger (including the decision whether to elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger) and the subsequent ownership and disposition of OP Units, Common Shares or a Note, it is essential that each PHLP Limited Partner consult with his own tax advisors regarding the application of federal, foreign and state and local tax laws to such PHLP Limited Partner's personal tax situation.

  . Effect of Possible Classification as a Publicly Traded Partnership on Passive Losses. There is a significant possibility that the Operating Partnership could be classified as a "publicly traded partnership," in which event the PHLP Limited Partners would not be able to use suspended passive activity losses from other investments to offset income from the Operating Partnership.

  . Host REIT's Substantial Deferred Tax and Contingent Liabilities. Host REIT will have substantial deferred tax liabilities attributable to Host's assets and operations that are likely to be recognized in the next ten years (notwithstanding Host REIT's status as a REIT), and the IRS could assert substantial additional liabilities for taxes against Host for taxable years prior to the time Host REIT qualifies as a REIT. Under the terms of the REIT Conversion and the Partnership Agreement, the Operating Partnership will be responsible for paying (or reimbursing Host REIT for the payment of) all such tax liabilities as well as any other liabilities (including contingent liabilities and liabilities attributable to litigation that Host REIT may incur) whether such liabilities are incurred by reason of Host's activities prior to the REIT Conversion or the activities of Host REIT subsequent thereto.

  Because REITs are not permitted under current federal income tax law to derive revenues directly from the operation of hotels, the Operating Partnership will lease the Hotels to lessees (the "Lessees") that will operate the Hotels under the existing management agreements and pay rent to the Operating Partnership, as more fully described in the Consent Solicitation. The Lessees generally will be wholly owned indirect subsidiaries of Crestline. Crestline, which currently is a wholly owned subsidiary of Host, will become a separate public company when Host or Host REIT distributes the common stock of Crestline and cash or other consideration to its existing shareholders and the Blackstone Entities in connection with the Initial E&P Distribution. Shares of Host REIT and Crestline will become separately traded securities and the companies will operate independently. There will be no overlap between the boards of Host REIT and Crestline. There will be a substantial overlap of shareholders of the two companies initially, but this overlap will diverge over time.

  HOST MARRIOTT CORPORATION (THE "GENERAL PARTNER"), THE GENERAL PARTNER OF PHLP, BELIEVES THAT THE MERGER PROVIDES SUBSTANTIAL BENEFITS AND IS FAIR TO THE PHLP LIMITED PARTNERS AND RECOMMENDS THAT ALL PHLP LIMITED PARTNERS VOTE FOR THE MERGER AND FOR THE RELATED AMENDMENTS TO THE PARTNERSHIP AGREEMENT.

                                  PHLP Supp-9

  The effects of the Mergers may be different for Limited Partners of the various Partnerships. This Supplement has been prepared to highlight for PHLP Limited Partners the specific risks, benefits, effects and fairness of the Merger to them and to provide other information specific to PHLP. Supplements have also been prepared for each of the other Partnerships. This Supplement, together with the supplements of the other Partnerships (collectively, the "Supplements"), are part of the Consent Solicitation. Upon receipt of a written request by a Limited Partner or his representative so designated in writing, the General Partner will send a copy of any Supplement without charge. All requests for a copy of a Supplement should be directed to:
Investors Relations, 10400 Fernwood Road, Bethesda, Maryland 20817, telephone number 301-380-2070 (between the hours of 9:00 a.m. and 4:00 p.m., Eastern time).

  All cross-references refer to the Consent Solicitation unless the context indicates otherwise. Capitalized terms not defined herein shall have the meaning set forth in the Consent Solicitation. The information contained herein, unless otherwise indicated, assumes the REIT Conversion (including the Blackstone Acquisition) occurs with all Partnerships participating and no Common Shares or Notes being issued (the "Full Participation Scenario").

EXPECTED BENEFITS OF THE MERGER

  The General Partner believes that participating in the Merger would likely be beneficial to the PHLP Limited Partners for the reasons set forth below. This information is qualified by and should be read in conjunction with the information in the Consent Solicitation under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers." These benefits, which should be viewed as alternatives to continuing the business and operations of PHLP, are expected to include:

  . Exchange Value of PHLP. PHLP Limited Partners who retain OP Units or elect to receive Common Shares in connection with the Merger will receive OP Units or Common Shares with an estimated Exchange Value equal to $5,040 per Partnership Unit.

  . Liquidity. The REIT Conversion will offer PHLP Limited Partners liquidity with respect to their investments in PHLP because PHLP Limited Partners can receive freely tradeable Host REIT Common Shares by electing to exchange OP Units for Common Shares in connection with the Merger or, for PHLP Limited Partners who retain OP Units, at any time commencing one year following the Effective Date, by exercising their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price of $12.50 per Host Reit Common Share). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

  . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. PHLP will not distribute any cash during 1998; therefore, the ability to receive distributions quarterly and in regular amounts would be enhanced. For additional information regarding historical and estimated future distributions for PHLP and the other Partnerships, see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers."

  . Substantial Tax Deferral for PHLP Limited Partners Not Electing to Exchange OP Units for Common Shares or Notes. The General Partner expects that PHLP Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of PHLP or a sale or other disposition of its assets in a taxable transaction (although PHLP Limited Partners may recognize a relatively modest amount of ordinary income as the result of required sales of personal property to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualification as a REIT). Thereafter, such

                                 PHLP Supp-10

     PHLP Limited Partners generally should be able to defer at least a substantial portion of such built-in gain until they elect to exercise their Unit Redemption Right or one or more of the Hotels currently owned by PHLP are sold or otherwise disposed of in a taxable transaction by the Operating Partnership or the Mitsui Bank Debt now secured by such Hotels is repaid, prepaid or substantially reduced. The federal income tax consequences of the Merger are highly complex and, with respect to each PHLP Limited Partner, are dependent upon many variables, including the particular circumstances of such PHLP Limited Partner. See "Federal Income Tax Consequences--Tax Consequences of the Merger." Each PHLP Limited Partner is urged to consult with his own tax advisors as to the consequences of the Merger in light of his particular circumstances.

  . Enhanced Ability of Operating Partnership to Refinance the Mitsui Bank Debt. The Mitsui Bank Debt of $172.7 million as of December 31, 1997, must be refinanced no later than December 1999. There is no assurance, however, that such refinancing, either by PHLP on a standalone basis or the Operating Partnership following the Merger, will not require that PHLP Limited Partners recognize at least a substantial portion of the taxable gain that otherwise has been deferred through the Merger. In connection with an IRS ruling that the Operating Partnership has requested, see "Federal Income Tax Consequences--Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain," it is expected that the former PHLP Limited Partners will reduce the amount of "phantom income" they are allocated, thereby reducing their taxable gains. There can be no assurance, however, that the Operating Partnership will receive the ruling and, if received, the exact impact it will have on an individual PHLP Limited Partner.

  . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership generally will have a lower leverage to value ratio, approximately 55%, than PHLP currently, which has outstanding debt balances in excess of the Appraised Values of its Hotels, resulting in significant interest and debt service savings and greater financial stability. In addition, the Mitsui Bank Debt matures in December 1999. There can be no assurance, however, that PHLP can either extend the debt maturity beyond December 1999 or refinance such debt on favorable terms in the absence of the Merger or the Operating Partnership could extend or refinance such debt if the Merger is consummated. The Operating Partnership and the General Partner believe, however, that PHLP will face greater difficulties in finding a satisfactory replacement for such debt than the Operating Partnership, given the Operating Partnership's larger size, greater diversity of assets and extent of its relationship with lenders.

  . Risk Diversification. Participation in the Merger, as well as future hotel acquisitions by the Operating Partnership, will reduce the dependence of PHLP Limited Partners upon the performance of, and the exposure to the risks associated with, its Hotels and spread such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands. See "Business and Properties-- Business Objectives."

  . Growth Potential. The General Partner believes that the PHLP Limited Partners, by directly or indirectly owning interests in a publicly traded real estate company focused primarily on a more diverse and growing luxury and upscale full-service hotel portfolio, will be able to participate in growth opportunities that would not otherwise be available to them.

  . Greater Access to Capital. With publicly traded equity securities, a larger base of assets and a substantially greater equity value than PHLP individually, Host REIT expects to have greater access to the capital necessary to fund the Operating Partnership's operations and to consummate acquisitions on more attractive terms than would be available to PHLP individually. This greater access to capital should provide greater financial stability to the Operating Partnership and reduce the level of risk associated with refinancing existing loans upon maturity, as compared to PHLP individually.

  . Public Market Valuation of Assets. Trading has been extremely limited in the Partnership Units of PHLP. The General Partner believes that by exchanging interests in PHLP, which is a non-traded, finite-life limited partnership with a fixed portfolio for interests in an ongoing real estate company focused primarily on a more diverse and growing full-service hotel portfolio and providing valuation based upon publicly traded Common Shares of Host REIT, the PHLP Limited Partners will have the

                                 PHLP Supp-11
     opportunity to participate in the recent trend toward ownership of real estate through a publicly traded entity, which, in many instances (although not currently), has resulted at various times in market valuations of public real estate companies in excess of the estimated net asset values of those companies. There can be no assurance, however, that the Common Shares of Host REIT will trade at a premium to the private market values of the Operating Partnership's assets or that they will not trade at a discount to private market values. Also, the benefit of Host's conversion to a REIT will not be shared by the PHLP Limited Partners if and to the extent that such benefit is reflected in the market valuation of Host's common stock prior to the REIT Conversion.

  If PHLP does not participate in the Merger, its business will continue in its current manner; however, the Operating Partnership may elect to contribute some or all of its interest in PHLP to a Non-Controlled Subsidiary.

DETERMINATION OF EXCHANGE VALUE OF PHLP AND ALLOCATION OF OP UNITS

  GENERAL. The Exchange Value of PHLP will be equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which has been determined as follows:

  . Adjusted Appraised Value. The General Partner has retained AAA to determine the market value of each of the Hotels as of March 1, 1998 (the "Appraised Value"). The "Adjusted Appraised Value" of PHLP equals the Appraised Value of its Hotels, adjusted as of the Final Valuation Date for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  . Continuation Value. The "Continuation Value" of PHLP represents AAA's estimate, as adopted by the General Partner, of the discounted present value, as of January 1, 1998, of the PHLP limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that PHLP continues as an operating business for twelve years and its assets are sold on December 31, 2009 for their then estimated market value.

  . Liquidation Value. The "Liquidation Value" of PHLP represents the General Partner's estimate of the net proceeds to PHLP limited partners resulting from the assumed sale as of December 31, 1998 of the Hotels of PHLP, each at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value), less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

  Final determination of the Exchange Value of PHLP will be made as of the end of the four week accounting period ending at least 20 days prior to the Effective Date (the "Final Valuation Date") and will be equal to the greatest of Adjusted Appraised Value, Continuation Value and Liquidation Value as of such date. Adjusted Appraised Value, Continuation Value and Liquidation Value will be adjusted as of the Final Valuation Date(i) to reflect the amount of lender and capital expenditure reserves and the amount of deferred management fees as of such date, (ii) to increase the Adjusted Appraised Value by any amounts actually expended by PHLP after the Initial Valuation Date to perform deferred maintenance that were previously subtracted in determining the estimated Adjusted Appraised Value of PHLP and (iii) to reflect any changes in PHLP's other reserves, such as for litigation expenses and indemnification costs and any revised estimates of transfer and recordation taxes and fees. The General Partner does not believe that any adjustments to the Exchange Value will be material; however, if any such changes are deemed to be material, the General Partner will provide the PHLP Limited Partners an opportunity to change their vote on the Merger.

  APPRAISED VALUE. PHLP's Hotels were appraised as of March 1, 1998 by AAA, an independent, nationally recognized hotel valuation and financial advisory firm experienced in the appraisals of lodging properties such as PHLP's Hotels. Each appraisal (an "Appraisal") was reviewed by a Member Appraisal

                                 PHLP Supp-12

Institute ("MAI") appraiser and certified by such MAI appraiser as having been prepared in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

  The purpose of each Appraisal is to provide an estimate of the "Market Value" of the related Hotel. "Market Value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimuli. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (i) the buyer and seller are equally motivated; (ii) both parties are well informed or well advised, and each is acting in what he considers his own best interest; (iii) a reasonable time frame is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. AAA made site visits at all but one of PHLP's Hotels for purposes of the Appraisals. Neither AAA nor the General Partner believes that the lack of site visits to one of PHLP's Hotels affects the determination of market value because, as part of the Appraisals, AAA reviewed financial information of the Hotels as well as conducted extensive interviews with the managers of the Hotels. See "Fairness Analysis and Opinion--Fairness Opinion--Summary of Materials Considered and Investigation Undertaken."

  In preparing the Appraisals, AAA relied primarily on the income capitalization method of valuation, and then compared the value estimated by this method with recent sales of comparable properties, as a check on the reasonableness of the value determined through the income capitalization method. AAA employed the following procedures for determining the Appraised Value of PHLP's Hotels:

  . Historical 1997 and Projected Year's Earnings. AAA reviewed the historical 1997 net operating income (i.e., income before interest, taxes, depreciation and amortization) ("NOI") prior to incentive management fees and certain capital expenditures for each Hotel. AAA also prepared a projection of the net operating income prior to incentive management fees and certain capital expenditures for each Hotel for the twelve month period ending February 28, 1999 (the "Projected Year"), using historical financial information for each Hotel, budget information, a survey with the manager of each Hotel addressing the physical condition of each Hotel, local market conditions (including business mix, demand generators, future trends and predictability of business), changes in the competitive environment, comparison with direct competitors of the Hotel and risk factors relating to each Hotel. The resulting gross margin (ratio of total revenues to NOI prior to incentive management fees) was checked against AAA's database of the gross margins for similar hotels for reasonableness.

  . Impact of Incentive Management Fees. AAA estimated a normalized annual amount of incentive management fees payable under the applicable management agreement and subtracted this amount from the net operating income prior to incentive management fees and certain capital expenditures for 1997 and the Projected Year.

  . Impact of Owner Funded Capital Expenditures. AAA estimated normalized annual amounts of owner funded capital expenditures (over and above the FF&E reserve) based in part on projected owner funded capital expenditures estimated in the Engineering Study. The normalized amounts were then subtracted from the NOI prior to owner funded capital expenditures for 1997 and the Projected Year.

  . Capitalization of Adjusted NOI. AAA then capitalized the amount resulting from the foregoing adjustments ("Adjusted NOI") for 1997 and the Projected Year by dividing such amounts by capitalization rates that AAA determined to be appropriate. A capitalization rate represents the relationship between net operating income and sales prices of income producing property. AAA selected the capitalization rates based upon its review of current published surveys reflecting the opinions of investors and participants such as REITs, hotel acquisition/management companies and pension funds, lenders, brokers and consultants as to current capitalization rates, and its own database of capitalization rates reflected in recent transactions, adjusted for factors specific to the Hotel, such as

                                 PHLP Supp-13
     location, physical condition, reserve policies, local market volatility and competition, guest mix, renovation influences and other income characteristics. AAA used separate capitalization rates that it deemed appropriate to capitalize 1997 historical Adjusted NOI and estimated Projected Year's Adjusted NOI. AAA then estimated the value of each Hotel based upon each of the values estimated by capitalizing 1997 and Projected Year's Adjusted NOI and its professional judgment. The following table sets forth the effective capitalization rates for 1997 and Projected Year's Adjusted NOI resulting from AAA's estimated Appraised Values of PHLP's Hotels.

   RESULTING EFFECTIVE CAPITALIZATION RATES FOR APPRAISALS OF PHLP'S HOTELS

                         PROJECTED YEAR
          1997     (ENDING FEBRUARY 28, 1999)
          ----     --------------------------
         9.2-9.8%          9.7-10.6%

                       APPRAISED VALUES OF PHLP'S HOTELS

                                                                    APPRAISED
     HOTEL                                                            VALUE
     -----                                                        --------------
                                                                  (IN THOUSANDS)
     Albuquerque Marriott Hotel..................................    $ 21,600
     Greensboro High Point Marriott Hotel........................      27,800
     Houston Marriott Medical Center Hotel.......................      26,300
     Marriott Mountain Shadows Resort............................      38,600
     Miami Biscayne Bay Hotel....................................      38,500
     Raleigh Marriott Hotel......................................      28,000
     Seattle Sea-Tac Airport Marriott Hotel......................      63,600
     Tampa Westshore Marriott Hotel..............................      21,400
                                                                     --------
       Total.....................................................    $265,800
                                                                     ========

  . Comparison with Comparable Sales. AAA checked the Appraised Value of each Hotel derived by the foregoing procedures against its database of comparable sale transactions for reasonableness.

  With respect to PHLP's Hotels, five properties were encumbered by ground leases as of the date of the Appraisals. Accordingly, the Appraised Values of such Hotels have been decreased to reflect the encumbrance of the ground leases and the interests of the ground lessors in the operating cash flows of such Hotels. The Appraised Value assumes all contractual provisions for FF&E reserves are adequate and have not been reduced to reflect deferred maintenance or environmental remediation costs with respect to PHLP's Hotels (but estimated deferred maintenance costs have been deducted in estimating the Adjusted Appraised Value of each of PHLP's Hotels). The Appraised Value did not take into account the costs that might be incurred in selling the Hotels (but estimated costs for transfer and recordation taxes and fees have been deducted in estimating the Adjusted Appraised Value of the Hotels).

  The Appraisals are not guarantees of present or future values and no assurance can be given as to the actual value of PHLP's Hotels. The Appraisals should be read in conjunction with other information, such as, but not limited to, the audited financial statements of PHLP.

  The Appraised Value, and the assumptions underlying the projections on which the Appraised Value are based, are contingent upon a series of future events, the outcomes of which are not necessarily within the Operating Partnership's control and cannot be determined at this time. There can be no assurance that another appraiser would not have arrived at a different result. Some of the assumptions inevitably will not materialize and unanticipated events and circumstances will occur subsequent to the date of the Appraisals. Furthermore, the actual results achieved from PHLP's Hotels will vary from the results projected in the Appraisals and the variations may be material.

                                 PHLP Supp-14

  ADJUSTED APPRAISED VALUE. The Adjusted Appraised Value of PHLP was determined by totaling the Appraised Values of all of the Hotels of PHLP and then making various adjustments to the aggregate Appraised Value, as described below.

  . Mortgage and Other Debt. The estimated principal balance and accrued interest (including participating interest that would accrue as a result of the Merger) as of the Effective Date (assumed to be December 31,
     1998) of all mortgage and other debt of PHLP has been subtracted from the Appraised Value.

  . Deferred Management Fees. The amount of deferred management fees (management fees earned by the manager pursuant to the Management Agreement and not paid currently) estimated to be payable under the Management Agreements of PHLP as of December 31, 1998 have been subtracted from the Appraised Value. The amount of such deferred management fees will be recalculated as of the Final Valuation Date.

  . Deferred Maintenance Costs. The estimated cost to complete any deferred maintenance items identified in the Engineering Study relating to PHLP's Hotels have been subtracted from the Appraised Value. The adjustments for this item will be reduced at the Final Valuation Date to reflect amounts expended after the Initial Valuation Date to perform such deferred maintenance. No adjustments have been made for previously budgeted capital expenditures or deferred maintenance costs estimated in the Engineering Study that are reflected in the cash flow projections used for purposes of estimating Appraised Values.

  . Transfer and Recordation Taxes and Fees. The estimated transfer and recordation taxes and fees required to be paid by PHLP in connection with the Merger have been subtracted from the Appraised Value.

  The following table sets forth the adjustments to the aggregate Appraised Values made to derive the estimated Adjusted Appraised Value for PHLP as of the Initial Valuation Date.

          CALCULATION OF ESTIMATED ADJUSTED APPRAISED VALUE FOR PHLP
                       AS OF THE INITIAL VALUATION DATE
                                (IN THOUSANDS)

     Appraised Value.............................................. $ 265,800
     Mortgage debt................................................  (161,136)
     Other debt...................................................  (128,102)
     Deferred management fees.....................................   (34,151)
     Deferred maintenance costs...................................    (5,212)
     Transfer taxes...............................................      (814)
                                                                   ---------
     Estimated Adjusted Appraised Value........................... $       0(1)
                                                                   =========

--------
(1) The estimated Adjusted Appraised Value for PHLP is zero because PHLP's outstanding debt is greater than the Appraised Value of the Hotels and the value of other assets, net of liabilities, owned by PHLP.

  CONTINUATION VALUE. AAA estimated the Continuation Value of PHLP using the following methodology:

  . Estimated Future Cash Distributions. AAA prepared estimates of future partnership cash flow for PHLP for the 12-year period from January 1, 1998 through December 31, 2009 based upon the estimated 1998 NOI before incentive management fees used in the Appraisals and for each subsequent year applying an assumed annual stabilized growth rate (as shown in the table below) developed by AAA for this analysis. For each year in the projection period, AAA estimated the amount of cash available for distribution to PHLP's limited partners after payment of all management fees, debt service, owner funded capital expenditures based on the Engineering Study and other partnership expenses and after application of the applicable partnership agreement provisions. AAA assumed that

                                 PHLP Supp-15

     PHLP's FF&E reserve was adequate and understood that Host determined that there were no reserve shortfalls or surpluses.

  . Refinancing Assumptions. For debt that matures during the 12-year period, AAA assumed that the first mortgage debt of PHLP would be refinanced with an interest rate of 8.0% per annum and a 25-year amortization schedule and the second mortgage debt would be refinanced with an 8.5% interest rate per annum and a 25-year amortization schedule, with estimated refinancing costs of 2% of the refinanced amount being added to the principal balance of the loan, since cash flow of PHLP was estimated to be insufficient to pay such costs.

  . Determination of Residual Value. To estimate the residual value of the PHLP limited partners' interest in PHLP at the end of the 12-year period, AAA assumed that the PHLP Hotels would be sold as of December 31, 2009 at their then market value. AAA estimated the market value of each Hotel as of such date by applying an exit capitalization rate that it deemed appropriate, using the factors described above in connection with the "--Appraised Value," which are set forth in the table below, to the estimated Adjusted NOI for 2009 (estimated as described above). AAA then subtracted estimated sales costs of 2% of the estimated market value, added lender reserves and subtracted the estimated outstanding principal balance of debt as of December 31, 2009 and deferred management fees to arrive at net sales proceeds available for distribution to PHLP partners. AAA then determined what portion of such estimated net sales proceeds would be distributable to PHLP's limited partners under the partnership and debt agreements.

  . Discounting Distributions to Present Value. As a final step, AAA discounted the estimated future cash distributions to PHLP's limited partners from operations and estimated net sales proceeds to their present value as of January 1, 1998, using a discount rate of 20% per annum. AAA believes that this discount rate reflects the return on investment that investors expect from leveraged investments of this nature.

  While the 12-year period used by AAA is somewhat arbitrary and other firms may have used a different time period, the 12-year period was selected by AAA because it corresponds to the time period used in the Engineering Study to estimate owner funded capital expenditures. AAA and the General Partner believe that such 12-year period is within the accepted range of time periods used in valuations similar to the Continuation Value.

  The growth rate and exit capitalization rate used to determine the estimated Continuation Value for PHLP are as set forth below:

                     GROWTH RATE, EXIT CAPITALIZATION RATE
                   AND ESTIMATED CONTINUATION VALUE FOR PHLP
          (DOLLARS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

                                                             ESTIMATED ESTIMATED
                                                 ESTIMATED    GENERAL   LIMITED        ESTIMATED
                                                CONTINUATION PARTNER'S PARTNER'S   CONTINUATION VALUE
  GROWTH RATE   EXIT CAPITALIZATION RATE (2009)    VALUE       SHARE   SHARE(1)  (PER PARTNERSHIP UNIT)
  -----------   ------------------------------- ------------ --------- --------- ----------------------
     3.6%                    10.1%                $12,096     $3,024    $9,072           $5,040

--------
(1) Includes amounts attributable to interests of the General Partner.

  LIQUIDATION VALUE. The Liquidation Value of PHLP was estimated by the General Partner and represents the estimated value of PHLP if all of its assets were sold as of December 31, 1998. Such value was based upon the Adjusted Appraised Value of PHLP, with the following adjustments: (i) the "mark to market" adjustment used to estimate the Adjusted Appraised Value was eliminated and instead prepayment or defeasance costs that would be payable under existing debt agreements (regardless of whether the debt in fact can be prepaid on December 31, 1998) were deducted from the Appraised Value; and (ii) the deduction for transfer and recordation taxes and fees used to estimate the Adjusted Appraised Value was eliminated and instead an amount equal to

                                 PHLP Supp-16

2.5% of the Appraised Value of PHLP's Hotels was subtracted from the Appraised Value for estimated liquidation costs, expenses and contingencies. The General Partner then determined the portion of the estimated Liquidation Value that would be distributable to PHLP's limited partners under the terms of the partnership agreement and other contractual arrangements.

  The following table sets forth the adjustments made to the Adjusted Appraised Value to estimate the Liquidation Value of PHLP as of the Initial Valuation Date:

              CALCULATION OF ESTIMATED LIQUIDATION VALUE OF PHLP
                       AS OF THE INITIAL VALUATION DATE
              (IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT AMOUNT)

     Appraised Value.............................................. $ 265,800
     Mortgage debt................................................  (161,136)
     Other debt...................................................  (128,102)
     Deferred management fees.....................................   (34,151)
     Deferred maintenance costs...................................    (5,212)
     Sales costs..................................................    (6,645)
                                                                   ---------
     Estimated Liquidation Value.................................. $       0(1)
                                                                   =========

--------
(1) The estimated Liquidation Value for PHLP is zero because PHLP's outstanding debt is greater than the Appraised Value of the Hotels and the value of other assets, net of liabilities, owned by PHLP.

  ESTIMATED EXCHANGE VALUE. The following table sets forth the estimated Exchange Value of PHLP (based upon the greatest of its estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value), the estimated minimum number of OP Units to be received (based upon a maximum price of $15.50 per OP Unit) and the estimated Note Election Amount for PHLP, all on a per Partnership Unit basis as of the Initial Valuation Date. The number of Common Shares received in exchange for OP Units will equal the number of OP Units exchanged. The estimated Note Election Amount for PHLP (which will be received by PHLP Limited Partners electing to receive Notes in exchange for OP Units) is equal to 80% of the estimated Exchange Value for PHLP. The estimated values set forth below may increase or decrease as a result of various adjustments, which will be finally calculated as of the Final Valuation Date but will not change as a result of less than all of the Partnerships participating in the Mergers. The actual number of OP Units to be received by the PHLP Limited Partners will be based on the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date (but will not be less than $9.50 or greater than $15.50 per OP Unit) and will not be finally determined until such time.

 ESTIMATED EXCHANGE VALUE, MINIMUM NUMBER OF OP UNITS AND NOTE ELECTION AMOUNT
                                    OF PHLP
                            PER PARTNERSHIP UNIT(1)

                                                            ESTIMATED
       ESTIMATED         ESTIMATED    ESTIMATED  ESTIMATED   MINIMUM     ESTIMATED
   ADJUSTED APPRAISED   CONTINUATION LIQUIDATION EXCHANGE   NUMBER OF  NOTE ELECTION
        VALUE(2)           VALUE      VALUE(2)   VALUE(3)  OP UNITS(4)   AMOUNT(5)
   ------------------   ------------ ----------- --------- ----------- -------------
           $0              $5,040         $0      $5,040       325        $4,032

--------
(1) A Partnership Unit in PHLP represents an original investment of $10,000.
(2) The estimated Adjusted Appraised Value and the estimated Liquidation Value are zero because PHLP's outstanding debt is greater than the Appraised Value of the Hotels and the value of other assets, net of liabilities, owned by PHLP.
(3) The estimated Exchange Value is equal to the greatest of estimated Adjusted Appraised Value, estimated Continuation Value and estimated Liquidation Value.
(4) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.
(5) The principal amount of Notes is equal to the greater of (i) the Liquidation Value or (ii) 80% of the Exchange Value (the "Note Election Amount").

                                 PHLP Supp-17

  Price of OP Units to Pay Exchange Value to PHLP Limited Partners. Each PHLP Limited Partner will receive in exchange for his Partnership Interests a number of OP Units with an aggregate deemed value equal to the Exchange Value of such PHLP Limited Partner's Partnership Interests. The price of an OP Unit for this purpose will be equal to the average closing price on the NYSE of a Host REIT Common Share for the 20 trading days after the Effective Date of the Merger (but, subject to adjustment, will not be less than $9.50 or greater than $15.50 per OP Unit). Thus, if the 20-day average trading price is less than $9.50, the price per OP Unit in the Merger would be $9.50; and if such average trading price is greater than $15.50, the price per OP Unit in the Merger would be $15.50. The maximum and minimum prices per OP Unit will be reduced if the Blackstone Acquisition is not consummated and, as a result thereof, the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share. The OP Units will be issued to the PHLP Limited Partners promptly after the twentieth trading day following the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998).

  PHLP Limited Partners at the Effective Date of the Merger who retain OP Units will receive cash distributions from PHLP for all of 1998 and, if the Merger does not occur in 1998, any portion of 1999 prior to the Merger for which period they do not receive a cash distribution from the Operating Partnership. Cash distributions will be made by PHLP in accordance with its partnership agreement on or before June 1, 1999 in respect of 1998 operations and, if the Merger does not occur prior to January 1, 1999, within 90 days after the Effective Date of the Merger in respect of any 1999 operations. The General Partner of PHLP does not expect that the Partnership will make any further distributions in respect of 1998 operations. PHLP Limited Partners at the Effective Date of the Merger who receive Common Shares in exchange for OP Units pursuant to the Common Share Election will participate in the same distributions from PHLP as PHLP Limited Partners who retain OP Units and will receive distributions from Host REIT with respect to periods after their Common Shares are issued, which distributions are expected to equal the amount distributed with respect to the OP Units for such periods (although Host REIT's distributions to shareholders would be lower than the Operating Partnership's distributions to holders of OP Units (by the amount of Host REIT's 1999 corporate income tax payments) if the REIT Conversion does not occur in 1998 and Host REIT is unable to elect REIT status effective January 1, 1999). Neither the Operating Partnership nor Host REIT anticipates making distributions after the Effective Date of the Merger and prior to the issuance of Common Shares to those PHLP Limited Partners who elect to exchange their OP Units for Common Shares. PHLP Limited Partners at the Effective Date of the Merger who receive a Note in exchange for OP Units pursuant to the Note Election will participate in the same distributions from PHLP as PHLP Limited Partners who retain OP Units but will not receive any distributions from the Operating Partnership with respect to periods after the Notes are issued.

  No fractional OP Units will be issued. Fractional amounts less than 0.50 of an OP Unit will be rounded down to the next whole number and fractional amounts greater than or equal to 0.50 will be rounded up to the next whole number of OP Units.

DETERMINATION OF VALUE OF THE GENERAL PARTNER'S INTERESTS IN PHLP AND ALLOCATION OF OP UNITS TO THE GENERAL PARTNER

  The value of the General Partner's interest will be determined in the same manner as the Exchange Value of the PHLP Limited Partners' Partnership Interests by the same methodologies set forth above and giving effect to the applicable distribution provisions in the PHLP partnership agreement. The number of OP Units that will be received by the General Partner will be equal to the value of its interest in PHLP divided by the same price per OP Unit used to determine the number of OP Units to be received by the PHLP Limited Partners.

  The following table sets forth the estimated value of the interest of the General Partner in PHLP based upon the estimated aggregate Exchange Value of the PHLP Limited Partners' Partnership Interests as of the Initial Valuation Date and the estimated minimum number of OP Units to be received by the General Partner in respect thereof.

                                 PHLP Supp-18

  ESTIMATED VALUE OF THE GENERAL PARTNER'S INTEREST AND MINIMUM NUMBER OF OP
                                     UNITS
                   (IN THOUSANDS, EXCEPT NUMBER OF OP UNITS)

Aggregate Estimated Exchange Value..................................... $12,096
Limited partners' share of aggregate Estimated Exchange Value..........   9,072
                                                                        -------
Estimated value of the General Partner's interest(1)................... $ 3,024
Estimated value of the General Partner's limited partner interest......       5
                                                                        -------
Estimated total value of interests of the General Partner.............. $ 3,029
                                                                        =======
Estimated minimum number of OP Units:(2)...............................     195

--------
(1) Excludes limited partner interest owned by the General Partner.
(2) Assumes the price of an OP Unit is $15.50, which is the maximum price for purposes of the Merger and thus results in the minimum number of OP Units that may be issued.

FAIRNESS ANALYSIS AND OPINION

 FAIRNESS ANALYSIS

  The General Partner believes that the Merger provides substantial benefits and is fair to the Limited Partners of PHLP and recommends that all Limited Partners of PHLP consent to the Merger and the related amendments to the partnership agreement. The General Partner bases this recommendation primarily on (i) its view that the expected benefits of the Merger for the PHLP Limited Partners outweigh the risks and potential detriments of the Merger to the PHLP Limited Partners (see "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers" and "Risk Factors"), (ii) its view that the value of the OP Units allocable to the PHLP Limited Partners on the basis of the Exchange Value established for PHLP represents fair consideration for the Partnership Interests held by the PHLP Limited Partners and is fair to the PHLP Limited Partners from a financial point of view and (iii) the Appraisals and Fairness Opinion of AAA. See "--Fairness Opinion."

  The Merger is not conditioned upon the consummation of any of the other Mergers. The General Partner has considered this fact in evaluating the fairness of the Merger. The General Partner believes that the fairness of the Merger will not be materially affected by the presence or absence of any other individual Partnership or by any particular combination of other Partnerships and that the Merger will be fair to the PHLP Limited Partners, individually and as a whole, if it is consummated with any combination of other Participating Partnerships. The General Partner bases this belief primarily on the fact that the consideration to be paid to the PHLP Limited Partners has been established based upon PHLP's Exchange Value, without regard to any possible combination of other Partnerships.

  In reaching the conclusions implicit in the above recommendation, the General Partner has taken into account the following considerations, placing the greatest weight on the first two considerations:

  . The General Partner has concluded that the Exchange Value for PHLP represents fair consideration for the Partnership Interests of the PHLP Limited Partners in the Merger in relation to PHLP because the Exchange Value is equal to the greatest of the Adjusted Appraised Value, Continuation Value and Liquidation Value, each of which is an acceptable method for determining the fair market value of a Partnership's assets. The General Partner also has concluded that the Exchange Value established for the PHLP Limited Partners fairly reflects the value of the assets held by PHLP.

  . PHLP Limited Partners who retain OP Units will be able to defer recognition of gain until such time as they choose to realize such gain based on their personal circumstances.

  . The General Partner has concluded that the potential benefits of the Merger to the PHLP Limited Partners, as described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," outweigh the potential risks and detriments of the Merger for the PHLP Limited Partners, as described in "Risk Factors."

                                 PHLP Supp-19

  . The General Partner considered the maximum and minimum deemed values of OP Units established for purposes of the Merger. The General Partner noted that the maximum deemed value of the OP Units, which has the effect of establishing a minimum number of OP Units that PHLP Limited Partners will receive in the Merger, supports the fairness of the Merger. With regard to the minimum deemed value of the OP Units, which has the effect of establishing a maximum number of OP Units that PHLP Limited Partners will receive in the Merger, the General Partner concluded that such a provision is customary when there is a maximum exchange price and that the levels established for the minimum and maximum deemed values of the OP Units represent a reasonable allocation of the risk of fluctuation in the trading price of Host REIT Common Shares immediately following the Merger. The minimum value was set at a level that is less than the recent average trading price of Host common stock (after deducting an amount equal to the estimated per share Initial E&P Distribution to be made in connection with the REIT Conversion) and the maximum is higher than such adjusted trading price. The Merger Agreement limits the value of the distributions that Host and Host REIT can make to their shareholders and to the Blackstone Entities (through the Operating Partnership) prior to consummation of the Merger and provides that, if the Blackstone Acquisition is not consummated and as a result thereof the Initial E&P Distribution exceeds $2.50 per Host or Host REIT common share, then the maximum and minimum prices per OP Unit for purposes of the Mergers will be reduced by an amount equal to such excess distribution per share. Based upon these considerations and others, the General Partner concluded that the maximum and minimum deemed values of the OP Units support the fairness of the Merger to the PHLP Limited Partners.

  . The General Partner considered the method of allocating the OP Units received by PHLP in the Merger between the General Partner and the PHLP Limited Partners. Because the OP Units are allocated in accordance with the distribution provisions in the PHLP partnership agreement, the General Partner concluded that this method supports the fairness of the Merger to the PHLP Limited Partners.

  . The General Partner considered the method of allocating the OP Units to be owned by Host REIT and its subsidiaries (including the General Partners) following the REIT Conversion (without taking into account any OP Units that may be acquired in connection with the Common Share Election). The number of OP Units to be owned by Host REIT and its subsidiaries will be equal to the number of shares of Host common stock outstanding at the time. Because the formation of the Operating Partnership is functionally equivalent to the formation of a wholly owned subsidiary and reflects the one-for-one economic equivalence between shares of Host common stock and OP Units, the General Partner concluded that this method supports the fairness of the Merger to the PHLP Limited Partners.

  . The Fairness Opinion, in the view of the General Partner, supports the fairness of the Merger, even though it includes qualifications, limitations and assumptions relating to its scope and other factors that PHLP Limited Partners should consider carefully and does not conclude that the Exchange Value is the best price that could be obtained. The availability of the Fairness Opinion is particularly significant in light of the absence of arm's length negotiations in establishing the terms of the Merger.

  . The General Partner believes that the economic terms of the leases of the PHLP Hotels are fair and reasonable from the standpoint of the Operating Partnership.

  . Host REIT will benefit from the operations of the Operating Partnership only to the extent of the distributions received based upon its percentage interest in the Operating Partnership to the same extent as the other limited partners. The General Partner believes that this is a factor supporting the fairness of the Merger to the PHLP Limited Partners.

  . The General Partner believes that the value of the consideration to be received by the PHLP Limited Partners in the Merger is fair in relation to the value which would be derived by such Limited Partners under any of the alternatives described under "Background and Reasons for the Mergers and the REIT Conversion--Alternatives to the Mergers," especially since the Exchange Value of PHLP is equal to its Continuation Value, which is the greatest of the Adjusted Appraised Value, the Continuation Value and the Liquidation Value and the historic prices paid for PHLP Partnership Units. The General Partner does not believe that the sale of any of PHLP's Hotels and liquidation of PHLP would obtain for PHLP

                                 PHLP Supp-20

   Limited Partners as much value as the value to be received by such PHLP Limited Partners following the Merger. In addition, while the Continuation Values of certain of the Partnerships, including PHLP, are higher than the Adjusted Appraised Values of such Partnerships, the General Partner believes that the Merger provides substantial benefits to PHLP Limited Partners, including those benefits described under "Background and Reasons for the Mergers and the REIT Conversion--Reasons for the Mergers," especially with respect to liquidity and regular quarterly cash distributions. The General Partner believes that the following benefits are of the greatest value and importance to the PHLP Limited Partners:

    . Liquidity. The Merger and the REIT Conversion will offer PHLP Limited
      Partners liquidity with respect to their investments in PHLP because PHLP Limited Partners can elect to receive freely tradeable Host REIT Common Shares in connection with the Merger. In addition, PHLP Limited Partners who elect to retain OP Units, at any time commencing one year following the Effective Date, will be able to exercise their Unit Redemption Right, subject to certain limited exceptions. Host has approximately 204 million shares of common stock outstanding and is expected to have a total common equity market capitalization of approximately $3.4 billion after giving effect to the Initial E&P Distribution (based on a price per Host REIT Common Share of $12.50). The election to exchange OP Units for Common Shares in connection with the Merger or the exercise of the Unit Redemption Right, however, generally would result in recognition of taxable income or gain.

    . Regular Quarterly Cash Distributions. The General Partner expects that the Operating Partnership will make regular quarterly cash distributions to holders of OP Units and that Host REIT will make regular quarterly cash distributions to holders of Common Shares. PHLP will not distribute any cash for 1998; therefore, the ability to receive distributions quarterly and in regular amounts would be enhanced.

    . Risk Diversification. Upon consummation of the REIT Conversion, each
      PHLP Limited Partner's investment will be converted from an investment in PHLP, which owns eight hotels, into an investment in an enterprise that is expected initially to own or control approximately 125 Hotels and will have a total market capitalization of approximately $3.4 billion, thereby reducing the dependence upon the performance of, and the exposure to the risks associated with, any particular Hotel or group of Hotels currently owned by PHLP and spreading such risk over a broader and more varied portfolio, including more diverse geographic locations and multiple brands.

    . Reduction in Leverage and Interest Costs. It is expected that the Operating Partnership generally will have a lower leverage to value ratio (approximately 62%) than PHLP currently, which has outstanding debt balances in excess of the Exchange Values of its Hotels, resulting in significant interest and debt service savings and greater financial stability.

    . Substantial Tax Deferral. The General Partner expects that PHLP
      Limited Partners who do not elect to receive Common Shares or a Note in exchange for OP Units in connection with the Merger generally should be able to obtain the benefits of the Merger while continuing to defer recognition for federal income tax purposes of at least a substantial portion, if not all, of the gain with respect to their Partnership Interests that otherwise would be recognized in the event of a liquidation of PHLP or a sale or other disposition of its assets in a taxable transaction (although PHLP Limited Partners may recognize a relatively modest amount of ordinary income as the result of required sale of personal property by PHLP to a Non-Controlled Subsidiary in order to facilitate Host REIT's qualification as a
      REIT). The General Partner considered the possibility that the REIT Conversion might not occur in time for Host REIT to elect REIT status effective January 1, 1999, in which event Host REIT's election to be taxed as a REIT could be delayed until January 1, 2000 (and the Blackstone Acquisition might not be consummated). The General Partner believes that the overall benefits of the Merger and the REIT Conversion for the PHLP Limited Partners justify proceeding with the Merger as promptly as practicable, even if Host REIT's election to be taxed as a REIT might not be effective until January 1, 2000. The General Partner took into account the complexity of the REIT Conversion, the number of transactions that must occur to complete the REIT Conversion and the benefits to the PHLP Limited Partners of positioning Host REIT to qualify as a

                                 PHLP Supp-21

     REIT as soon as practicable. The General Partner also recognized that a delay in the election of REIT status until January 1, 2000 would not reduce the anticipated Operating Partnership cash distributions per OP Unit (but the Host REIT cash distributions per Common Share would be reduced by the amount of corporate income taxes that Host REIT would have to pay for 1999).

    . The General Partner has had some discussions with the Manager with respect to restructuring the management fees payable in the future by PHLP to increase such fees in consideration for the forgiveness of certain deferred management fees. The General Partner does not currently expect that such fee restructuring will occur.

  The General Partner believes that the factors described above, which support the fairness of the Merger to the PHLP Limited Partners, when weighed against the factors that may be disadvantageous, taken as a whole, indicate that the Merger is fair to the PHLP Limited Partners.

FAIRNESS OPINION

  AAA, an independent financial advisory firm with substantial real estate and partnership transaction experience, was engaged by the General Partner and the other General Partners to perform the Appraisals and to render the Fairness Opinion that (i) the Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of PHLP and each other Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of the Hotels,) are fair and reasonable, from a financial point of view, to the PHLP Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the PHLP Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the PHLP Limited Partners and the Limited Partners of each other Partnership. The Fairness Opinion is addressed to each Partnership and it may be relied upon by each of the PHLP Limited Partners and the Limited Partners of each of the other Partnerships. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis by AAA, is set forth in Appendix B to the Consent Solicitation and should be read in its entirety. The material assumptions and qualifications to the Fairness Opinion are summarized below, although this summary does not purport to be a complete description of the various inquiries and analyses undertaken by AAA in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description. For a more complete description of the assumptions and qualifications that limit the scope of the Fairness Opinion, see "--Qualifications to Fairness Opinion" and "--Assumptions" below.

  The Fairness Opinion is not limited to any particular combination of Partnerships participating in the Mergers because there is no combination of Partnerships required in order to complete the Mergers. No Merger is conditioned upon the consummation of any other Merger. The Fairness Opinion addresses the fairness of the Exchange Value for each Partnership to the Limited Partners of each Partnership, which Exchange Value has been established for each Partnership without regard to any possible combination of Partnerships. In light of the foregoing, the Fairness Opinion will not be revised to reflect the actual Partnerships which participate in the Mergers.

  Although the General Partner advised AAA that certain assumptions were appropriate in its view, the General Partner imposed no conditions or limitations on the scope of the investigation by AAA or the methods and procedures to be followed by AAA in rendering the Fairness Opinion. The fees and expenses of AAA will be treated as a Merger Expense and will be paid by the Operating Partnership. In addition, the General Partner has agreed to indemnify AAA against certain liabilities. See "--Compensation and Material Relationships."

  Qualifications to Fairness Opinion. In the Fairness Opinion, AAA specifically states that it did not: (i) specifically consider other methodologies for allocation of the OP Units, (ii) address or conclude that other methodologies for allocation of the OP Units to PHLP and the other Partnerships might not have been more

                                 PHLP Supp-22
favorable to the Limited Partners in certain of the Partnerships, (iii) negotiate with the General Partner, the General Partners of other Partnerships or Host, (iv) participate in establishing the terms of the Merger and the other Mergers, (v) provide an opinion as to the terms and conditions of the Merger and the other Mergers other than those explicitly stated in the Fairness Opinion, (vi) make any independent review of the capital expenditure estimates set forth in the Engineering Study or (vii) make any estimates of PHLP's and each other Partnership's contingent liabilities.

  In connection with preparing the Fairness Opinion, AAA was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix B. AAA will not deliver any additional written opinion of the analysis, other than to update the written opinion if requested by the Operating Partnership.

  Experience of AAA. AAA is the world's largest independent valuation consulting firm and is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyout plans, private placements, limited partnerships, estate and corporate matters, other financial advisory matters and other valuation purposes.

  AAA was selected because of its experience in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, including transactions involving hotel partnerships, and the price for its services. The General Partner did not solicit proposals from any other appraisal or investment banking firms for the Appraisals or the Fairness Opinion. In addition, Host and its affiliates have previously engaged AAA to provide appraisals and fairness opinions in connection with other transactions.

  Summary of Materials Considered and Investigation Undertaken. As a basis for rendering the Fairness Opinion, AAA has made such reviews, studies and analyses as it deemed necessary and pertinent in order to provide it with a reasonable basis for the Fairness Opinion, including, but not limited to, the following: (i) reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the Form S-4 for the Mergers; (ii) provided the Market Value of each Hotel owned by each Partnership in a separate short form appraisal report and each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; as part of the Appraisals, AAA reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as it deemed necessary as a basis for the Fairness Opinion and the Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel; (iii) reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the Appraised Values in determining such Exchange Values; AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA; (iv) reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the limited partners of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners; (v) reviewed the General Partners' determination of the Liquidation Value of each Partnership, and AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA; (vi) provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership's assets were sold within a twelve year period; AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the Partnerships' expected operations and results; (vii) reviewed the terms of the ground leases of the Hotels and the partnership agreement of each Partnership; (viii) reviewed audited and unaudited historical income statements, balance sheets and

                                 PHLP Supp-23
statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT; (ix) reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets; (x) conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities and equity; (xi) reviewed internal Marriott International, Host and Partnership financial analyses and other internally generated data for each Hotel; and (xii) discussed all of the foregoing information, where appropriate, with management of Marriott International, Host and the Partnerships and their respective employees.

  Assumptions. In rendering its opinion, AAA relied, without independent verification, on the accuracy and completeness in all material respects of certain relevant publicly available information and information provided to AAA by Host and the Hotels. AAA assumed that all information furnished by Host, the Hotels and the Partnerships and their representatives, upon which AAA relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view. AAA also noted that the Fairness Opinion was based upon financial, economic, market and other considerations as they existed and could be evaluated as of March 1, 1998. AAA did not conduct any subsequent due diligence or valuation procedures, except that AAA reviewed year-to-date net house-profit results through September 11, 1998 as reflected on Marriott International's Format 90 reports for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, AAA concluded that nothing came to AAA's attention that would because it to be unable to render the Fairness Opinion as of such date.

  Conclusions. AAA concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of October 8, 1998, the date of the Fairness Opinion: (i) the Exchange Value and methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership (including, without limitation, the assumptions used to determine the various adjustments to the Appraised Values of each of the Hotels,) are fair and reasonable, from a financial point of view, to the PHLP Limited Partners and the Limited Partners of each other Partnership and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership to be received by the PHLP Limited Partners and the Limited Partners of each other Partnership are fair and reasonable to the PHLP Limited Partners and the Limited Partners of each other Partnership. In connection with rendering the Fairness Opinion, AAA considered the possibility that the REIT Conversion would not occur in time for Host REIT to elect REIT status effective January 1, 1999. In concluding that such failure would not affect the conclusions in the Fairness Opinion, AAA noted that (i) Host REIT would be structured and would operate as if it were a REIT for the period following the REIT Conversion and until such time as it could elect REIT status and (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the Operating Partnership would not be affected by the inability of Host REIT to elect REIT status as of January 1, 1999 because the market price of the Host REIT Common Shares during the 20-trading day period after the Mergers should reflect, among other things, the inability of Host REIT to elect REIT status.

  Summary of Methodology. AAA evaluated each Partnership's Hotel(s) based upon the income capitalization approach and broadly applied the sales comparison approach. Appraisers typically use up to three approaches in valuing real property: the cost approach, the income capitalization approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. Since the Hotels are viable, existing, ongoing enterprises with an established market presence, work force and management team, the cost approach was not considered by AAA in the Appraisals. The income capitalization approach estimates a Hotel's capacity to produce income through an analysis of the market, operating expenses and net income. Net income may then be processed into a value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. The sales comparison approach looks at similar properties which have recently sold or are currently offered for sale in the market and are analyzed and compared with the Hotel being valued. For further description of the methodology employed by AAA in the Appraisals, see "Determination of Exchange Values and Allocation of OP Units."


                                 PHLP Supp-24

  Compensation and Material Relationships. AAA has been paid a fee of $335,000 for its services as described herein, including the Appraisals and preparing to deliver the Fairness Opinion. In addition, AAA will be reimbursed for all reasonable out-of-pocket expenses, including legal fees and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee was negotiated between Host, the General Partners and AAA. Payment of the fee to AAA is not dependent upon completion of the Mergers. AAA has been previously engaged by Host and its affiliates to provide appraisals, fairness opinions and solvency opinions in connection with other transactions.

CASH DISTRIBUTIONS

  Historical Cash Distributions Paid by PHLP. PHLP has never paid any cash distributions to its Limited Partners.

  Compensation and Distributions to the General Partner. Under PHLP's partnership agreement, the General Partner does not receive any fees or compensation in connection with managing the affairs of PHLP but the General Partner is reimbursed for certain costs and expenses incurred on behalf of PHLP. In addition, the General Partner is entitled to distributions related to its interests in PHLP.

  Following the REIT Conversion, Host REIT will be entitled to receive cash distributions with respect to the OP Units that it owns and the Operating Partnership will pay (or reimburse Host REIT for) all expenses that Host REIT incurs, including taxes (subject to certain limited exceptions). Marriott International and its affiliates receive management fees and other reimbursements from PHLP under the Management Agreement.

  The following table sets forth the compensation, reimbursements and distributions paid by PHLP to the General Partner and the payments made to Marriott International and its affiliates for the last three fiscal years and the First Two Quarters 1998 ("Historical") and the estimated reimbursements and distributions that would have been paid by PHLP to the General Partner and payments made to Marriott International and its affiliates during the last three fiscal years and the First Two Quarters 1998 if the REIT Conversion had been in effect, assuming the Full Participation Scenario ("Pro Forma"). The Pro Forma estimates assume a distribution per OP Unit of $0.84 per year during 1997 and the First Two Quarters 1998 (based upon the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) and no distributions during 1996 and 1995 (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions).

                                 PHLP Supp-25

                           HISTORICAL AND PRO FORMA
   COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNER AND
          PAYMENTS MADE TO MARRIOTT INTERNATIONAL AND ITS AFFILIATES
                                (IN THOUSANDS)

                          FIRST TWO QUARTERS      FISCAL YEAR          FISCAL YEAR          FISCAL YEAR
                                 1998                 1997                 1996                 1995
                         -------------------- -------------------- -------------------- --------------------
                         HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA HISTORICAL PRO FORMA
                         ---------- --------- ---------- --------- ---------- --------- ---------- ---------
Reimbursements(1).......   $  132    $  --     $   259    $   --     $  218    $   --    $    88    $   --
Distributions(2)........      --         82        --         164       --         --        --         --
Payments made to
 Marriott International
 and Affiliates.........    7,750     7,750     11,617     11,617    11,184     11,184    11,388     11,388
                           ------    ------    -------    -------   -------    -------   -------    -------
  Total.................   $7,882    $7,832    $11,876    $11,781   $11,402    $11,184   $11,476    $11,388
                           ======    ======    =======    =======   =======    =======   =======    =======

--------
(1) All expenses will be paid directly by the Operating Partnership, accordingly, there are no expected reimbursements on a pro forma basis.
(2) The amount of distributions payable to the General Partner on a pro forma basis in 1997 and the First Two Quarters 1998 assumes payment of distributions at a rate of $0.84 per annum per OP Unit (which represents the preliminary estimated initial annual cash distributions per OP Unit during the twelve months ending December 31, 1999) with respect to the estimated minimum number of OP Units that the General Partner will receive with respect to its general and limited partner interests in the Partnership, assuming all Partnerships participate in the Mergers and the maximum price of $15.50 per OP Unit. Such number does not reflect the aggregate number of OP Units Host REIT will receive in connection with the REIT Conversion. The amount of distributions payable to the General Partner on a pro forma basis in 1996 and 1995 are assumed to be zero (based upon the assumption that the Operating Partnership and Host REIT would not have had any taxable income for such years because Host reported net operating losses of $10 million and $83 million, respectively, on its consolidated federal income tax returns for taxable years 1996 and 1995 and thus would not have made any distributions). The pro forma distributions payable to the General Partner are not necessarily indicative of the amounts that would have been distributed per OP Unit in such periods if the REIT Conversion and the Mergers had been consummated as of the beginning of each period shown.

CERTAIN INFORMATION REGARDING THE HOTELS OWNED BY PHLP

                                                               NUMBER OF  DATE
NAME OF HOTEL                                LOCATION OF HOTEL   ROOMS   OPENED
-------------                                ----------------- --------- ------
Albuquerque Marriott Hotel..................  Albuquerque, NM      411    1982
Greensboro-High Point Marriott Hotel........  Greensboro, NC       299    1983
Houston Marriott Medical Center Hotel.......  Houston, TX          386    1984
Marriott Mountain Shadows Resort............  Scottsdale, AZ       337    1959
Miami Biscayne Bay Hotel....................  Miami, FL            605    1983
Raleigh Marriott Hotel......................  Raleigh, NC          375    1982
Seattle Sea-Tac Airport Marriott Hotel......  Seattle, WA          459    1981
Tampa Westshore Marriott Hotel..............  Tampa, FL            310    1981
                                                                 -----
  TOTAL.....................................                     3,182
                                                                 =====

  The table below sets forth certain performance information for PHLP's Hotels for the indicated periods.

                                 FIRST TWO QUARTERS         FISCAL YEAR
                                 --------------------  ------------------------
                                   1998       1997      1997     1996   1995(1)
                                 ---------  ---------  -------  ------  -------
Average daily rate.............. $  117.81  $  110.15  $105.40  $95.98  $94.86
Occupancy.......................      81.1%      82.2%    78.5%   79.4%     79%
REVPAR.......................... $   95.54  $   90.54  $ 82.74  $76.21  $74.94
% REVPAR change.................       5.5%       --       8.6%    1.7%    --

--------
(1) 1995 information includes statistics on one Dallas hotel which was sold on August 22, 1995. The % REVPAR change for 1995 is not shown as the Point Clear and Tampa Hotels were foreclosed upon and the Tampa and Raleigh Hotels were subsequently purchased in 1994 making 1994 and 1995 information incomparable.

                                 PHLP Supp-26

 Albuquerque Marriott Hotel, Albuquerque, New Mexico

  The Albuquerque Marriott Hotel is located on a leased parcel of land of approximately six acres in the northeastern suburbs of Albuquerque in a residential, office and commercial development called Uptown.

  The Hotel, which opened in July 1982, consists of a 16-story guest room tower. The facilities include 411 guest rooms, two restaurants, one lobby bar and cocktail service in the lobby. There is approximately 13,800 square feet of space for conventions and banquets. Parking is provided for approximately 500 cars. In addition, the Hotel offers an indoor/outdoor pool, hydrotherapy pool, sauna, health club and gift shop.

  Competition. Studies indicate that currently six hotels with approximately 1,800 rooms directly compete with the Albuquerque Marriott Hotel in the Albuquerque market.

  Ground Lease. The Hotel site is subject to a ground lease with an initial term expiring in July 2032 and with three renewal options of 10 years each. The ground lease provides for annual rent equal to the greater of (i) 3.5% of annual gross room sales or (ii) $155,000 for the first 10 years and $165,000 thereafter during the initial term of the lease. For periods subsequent to the initial term of the lease, annual rent will equal the greatest of (i) 3.5% of annual gross room sales, (ii) $165,000 or (iii) 10% of the fair market value of the land, determined in each case as of each renewal date of the lease.

 Greensboro-High Point Marriott Hotel, Greensboro, North Carolina

  The Greensboro-High Point Marriott Hotel is located on approximately 15 acres of leased land on the grounds of the Greensboro-High Point Regional Airport which serves the cities of Greensboro, High Point and Winston-Salem.

  The Hotel, which opened in June 1983, is a six-story tower containing 299 guest rooms including a concierge floor, two restaurants, a lounge and approximately 9,000 square feet of space for banquets and conventions. Parking for 500 cars is provided. In addition, the Hotel has two lighted tennis courts, an indoor/outdoor pool with a 1,200-square foot deck for banquet functions, a hydrotherapy pool, a gift shop and a health club.

  Competition. Studies indicate that currently three hotels containing approximately 1,500 rooms directly compete with the Greensboro-High Point Marriott Hotel in the Greensboro market.

  Ground Lease. The Hotel site is subject to a ground lease from the Greensboro-High Point Airport Authority with an initial term expiring in June 2008 and with an option to extend for an additional 15 years. Additional renewal options totaling 20 years are available if the Hotel is expanded to 500 rooms. The lease calls for an annual rent equal to the greater of (i) 2.25% of the annual gross room sales plus 2% of the annual gross alcoholic beverage sales plus 1% of the annual gross food sales or (ii) $127,000.

  During the first extended term, the percentage rental for the annual gross room sales will be increased to 3% and, if on the first day of the extended term the Hotel contains fewer than 400 rooms, the percentage rentals for alcoholic beverage and food sales will increase to 2.5% and 1.25%, respectively.

 Houston Marriott Medical Center Hotel, Houston, Texas

  The Houston Marriott Medical Center Hotel is located in the Texas Medical Center in Houston, Texas, on a leased site of 23,670 square feet, and is situated directly opposite the main building of the Methodist Hospital and adjoins the Scurlock Towers which houses the Total Health Care Center of Methodist Hospital and approximately 200 doctors' offices.

  The Hotel, which opened in August 1984, includes 386 guest rooms, two concierge floors, two restaurants and a lounge. There is approximately 8,500 square feet of space with facilities for conventions and banquets.

                                 PHLP Supp-27

Parking is available for approximately 380 cars in an adjacent parking structure. Additional facilities within the Hotel include an indoor pool, a hydrotherapy pool, a gift shop and a health club.

  Competition. Studies indicate that currently six hotels containing approximately 1,600 rooms directly compete with the Houston Marriott Medical Center Hotel in the Houston market.

  Ground Lease. The land on which the Hotel is located is subject to a ground lease with an initial term expiring in August 2009 with five 10-year renewal options. The lease provides for annual rental equal to the greater of (i) $160,000 or (ii) 3% of the first $15 million of annual gross room sales plus 3.25% of annual gross room sales in excess of $15 million.

 Marriott's Mountain Shadows Resort, Scottsdale, Arizona

  The Mountain Shadows Resort Hotel is located on approximately 25 acres of fee-owned land in Scottsdale, approximately ten miles north of the Phoenix Sky Harbor International Airport. Host Marriott owns land adjacent to the site, on which an 18-hole executive-style golf course is located.

  Mountain Shadows opened in 1959 and was acquired by PHLP in 1982. A major renovation program was completed in 1983. The Hotel contains 337 guest rooms as well as three pools, two hydrotherapy pools, eight lighted tennis courts and a fitness center. Hotel guests have full privileges at the Mountain Shadows Golf Club which offers an 18-hole executive-style golf course. In addition, guests of the Hotel have access to the Camelback Inn Country Club owned by Marriott International (which is approximately two miles from the Hotel and offers two 18-hole championship golf courses) and the Camelback Inn spa located on the Camelback Inn resort grounds. Dining facilities at the Hotel include a family restaurant, a specialty seafood restaurant and an outdoor terrace. The Hotel's restaurants can accommodate seating for 430. In addition, the Mountain Shadows Golf Club offers a restaurant/snack bar, bar and patio area. The Hotel has more than 15,000 square feet of space for conventions and banquets. Parking is available for approximately 740 cars.

  Competition. Studies indicate that currently five hotels containing approximately 1,500 rooms directly compete with Marriott's Mountain Shadows Resort in the Scottsdale market.

 Miami Biscayne Bay Hotel, Miami, Florida

  The Miami Biscayne Bay Hotel is located on a leased parcel of land of approximately 1.9 acres plus space and facilities in an adjacent building in a residential and commercial project located on Biscayne Bay in downtown Miami.

  The Hotel, which opened in December 1983, is a 31-story tower which has 605 guest rooms, one restaurant, an indoor lounge and cocktail service in the lobby. Approximately 14,000 square feet of space with facilities for conventions and banquets is available. Parking is provided for 288 cars. In addition, the Hotel has an outdoor pool, a recreation deck, a game room, a gift shop and a health club.

  Competition. Studies indicate that currently five hotels containing approximately 2,500 rooms directly compete with the Miami Biscayne Bay Hotel in the Miami market.

  Ground Lease. The Hotel site is subject to a ground lease with an initial term expiring in December 2008, with renewal options for five successive 10-year periods. The lease calls for annual rental of the greater of (i) $1.0 million or (ii) 4% of annual gross room sales plus 3% of annual gross food and beverage sales.

 Raleigh Marriott Hotel, Raleigh, North Carolina

  The Raleigh Marriott Hotel is located on approximately ten acres of fee-owned land at the entrance to Crabtree Valley Mall in northwest Raleigh. The Raleigh-Durham Airport and the Research Triangle Park are located 10 and 17 miles west of the site, respectively. Downtown Raleigh is two miles east of the site.

                                 PHLP Supp-28

  The Hotel, which opened in March 1982, includes 375 guest rooms, one restaurant, a cocktail lounge and approximately 8,300 square feet of space for conventions and banquets. Parking for approximately 571 cars is provided. In addition, the Hotel offers an indoor/outdoor pool, a concierge lounge, sauna and hydrotherapy facilities, a health club and a gift shop.

  Competition. Studies indicate that currently three hotels with approximately 900 rooms directly compete with the Raleigh Marriott Hotel in the Raleigh market.

 Seattle Marriott Hotel Sea-Tac Airport, Seattle, Washington

  The Seattle Marriott Hotel is located on nine acres of fee-owned land near the entrance to the Seattle-Tacoma International Airport. The Hotel is approximately ten miles from downtown Seattle and approximately three miles from Interstate 5, the major north-south route through Washington.

  The Hotel, which opened in January 1981, consists of a nine-story tower and three five-story wings surrounding a landscaped atrium. The facilities include 459 guest rooms, a restaurant, an atrium cocktail service bar, three ballrooms totaling 18,500 square feet and meeting and conference rooms. In addition, the Hotel has two hydrotherapy pools, a health club, a sauna, an indoor pool, a gift shop, a game room and parking for 550 cars.

  Competition. Studies indicate that currently four hotels containing approximately 1,500 rooms directly compete with the Seattle Marriott Hotel Sea-Tac Airport in the Seattle market.

 Tampa Westshore Hotel, Tampa, Florida

  The Tampa Westshore Hotel is located on a leased parcel of land of approximately seven acres in a major office development just off I-75 on North Westshore Boulevard. The Hotel is approximately two miles from the Tampa International Airport and five miles from downtown Tampa.

  The Hotel, which opened in July 1981, consists of a 13-story hotel tower, a one-and-one-half story lobby and meeting space. The facilities include 310 guest rooms, a restaurant, a sports bar, a concierge lounge and approximately 8,400 square feet of space for conventions and banquets. Parking for more than 400 cars is provided. In addition, the Hotel has an indoor/outdoor pool, a hydrotherapy pool, a health club, a game room and a gift shop.

  Competition. Studies indicate that currently 11 hotels containing approximately 3,200 rooms directly compete with the Tampa Westshore Hotel in the Tampa market.

  Ground Lease. The Hotel is subject to a ground lease with an initial term expiring in July 2006 with five 10-year renewal options. The lease provides for a percentage rent equal to the greater of (i) 3% of gross room sales plus 1% of gross food sales plus 1% of gross alcoholic beverage sales or (ii) $96,000 per year.

LEGAL PROCEEDINGS

  PHLP. On July 15, 1998, one limited partner in PHLP filed a class action lawsuit styled Michael C. deBerardinis v. Host Marriott Corporation, Civil Action No. WMN 98-2263, in the United States District Court for the District of Maryland. The plaintiff alleges that Host misled the limited partners in order to induce them into approving the sale of one of the Partnership's hotels, violated the securities regulations by issuing a false and misleading consent solicitation and breached fiduciary duties and the partnership agreement. The complaint seeks unspecified damages. Host intends to vigorously defend against the claims asserted in the lawsuit.

AMENDMENTS TO PHLP'S PARTNERSHIP AGREEMENT

  In order to consummate the Merger as currently proposed, there are a number of amendments required to be made to Potomac's partnership agreement. Potomac Limited Partners must vote separately on the Merger and

                                 PHLP Supp-29
the amendments to the partnership agreement, but the Merger will not be consummated unless both the Merger and the amendments to the partnership agreement are approved. The effectiveness of such amendments will be conditioned upon Potomac's participation in the Merger. The required amendments generally include: (i) permitting Potomac to enter into the Leases with the Lessees; (ii) reducing to one the number of appraisals of the fair market value of Potomac's Hotels that Potomac must obtain before the General Partner can cause Potomac to sell its assets to the General Partner or an affiliate; and (iii) other amendments required to allow the transactions constituting the Merger or otherwise necessary or desirable to consummate the Merger or the REIT Conversion. The form of amendment to the PHLP partnership agreement is attached as an exhibit to the Registration Statement of which this Supplement is a part.

VOTING PROCEDURES

  PHLP LIMITED PARTNERS ARE BEING ASKED TO VOTE SEPARATELY ON THE MERGER AND THE PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT, BUT PHLP WILL NOT PARTICIPATE IN THE MERGER UNLESS BOTH PROPOSALS ARE APPROVED. The consent of PHLP Limited Partners holding more than 50% of the outstanding limited partner interests is required for participation in the Merger and to approve the related amendments to the partnership agreement. The General Partner holds 0.06% of the outstanding limited partner interests. The General Partner intends to vote its limited partner interests FOR the Merger and FOR the related amendments to the partnership agreement.

  A PHLP Limited Partner may mark the Consent Form to vote "FOR," "AGAINST" or "ABSTAIN" with respect to participation in the Merger by PHLP and "FOR," "AGAINST" or "ABSTAIN" with respect to the amendments to the partnership agreement. THE FAILURE OF A PHLP LIMITED PARTNER TO VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS IF SUCH PHLP LIMITED PARTNER HAD VOTED HIS PARTNERSHIP INTERESTS "AGAINST" THE MERGER AND "AGAINST" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. The voting procedures applicable to PHLP Limited Partners are set forth in the Consent Solicitation under the heading "Voting Procedures-- Required Limited Partner Vote and Other Conditions."

  The Solicitation Period will commence on the date the Consent Solicitation and the other Solicitation Materials are first distributed to the Limited Partners and will continue until the later of (i) December 12, 1998 or (ii) such later date as the General Partner and the Operating Partnership may elect, in their discretion. Any Consent Form RECEIVED by the Tabulation Agent (in original or by facsimile) prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective, provided that such Consent Form has been properly signed. FOR PHLP, A CONSENT FORM THAT IS PROPERLY SIGNED BUT NOT MARKED WILL BE VOTED "FOR" THE MERGER AND "FOR" THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT. A PHLP Limited Partner who has submitted a Consent Form may withdraw or revoke the Consent Form at any time prior to the expiration of the Solicitation Period.

  As of June 19, 1998, no person owned of record, or to the Partnership's knowledge owns beneficially, more than 5% of the total number of PHLP Partnership Units.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of OP Units in the Merger, each PHLP Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such PHLP Limited Partner in connection with the Merger. If such certification or withholding certificate is not provided, the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such PHLP Limited Partner in connection with the Merger, including both the value of the OP Units received and such PHLP Limited Partner's share of the liabilities of PHLP. See "Federal Income Tax Consequences--Tax Consequences of the Mergers-- Withholding."

                                 PHLP Supp-30

OP UNIT EXCHANGE ELECTION PROCEDURES

 Description of the Common Share Election

  PHLP Limited Partners who desire to exchange their OP Units with Host REIT for Common Shares must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time during the period beginning on the first day of the Solicitation Period and ending at 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (expected to be January 22, 1999 if the Effective Date of the Merger is December 30, 1998) (the "Election Period") (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). At their discretion, the Operating Partnership and Host REIT may elect to extend the Election Period. Even if a PHLP Limited Partner votes against the Merger, he may still choose to exchange his OP Units for Common Shares in the event the Merger is approved. A PHLP Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each PHLP Limited Partner who timely and properly elects to exchange his OP Units for Common Shares (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to Host REIT for an equal number of Common Shares. The Common Shares will be issued to the PHLP Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30,
1998). The Common Shares are expected to receive quarterly cash distributions in the same amount as the cash distributions with respect to each OP Unit. See "Description of Capital Stock--Common Shares."

 Description of the Note Election

  PHLP Limited Partners who desire to exchange their OP Units with the Operating Partnership for a Note must indicate their election on the OP Unit Exchange Election Form and deliver such form to the Operating Partnership at any time prior to the end of the Election Period (which election may be revoked, and, if revoked, made again, at any time prior to the end of the Election Period). Even if a PHLP Limited Partner votes against the Merger, he still may choose to exchange his OP Units for a Note in the event the Merger is approved. A PHLP Limited Partner who fails to timely and properly return the OP Unit Exchange Election Form will receive and retain OP Units. Each PHLP Limited Partner who timely and properly elects to exchange his OP Units for a Note (and who has not timely revoked such election at any time during the Election Period) will tender (or be deemed to have tendered) all of the OP Units he receives in the Merger to the Operating Partnership for the Note. The Note will be issued to the PHLP Limited Partner promptly following the twentieth trading day after the Effective Date of the Merger (which would be promptly after January 29, 1999 if the Effective Date of the Merger is December 30, 1998). The Notes will (i) be unsecured obligations of the Operating Partnership, (ii) have a principal amount equal to the Note Election Amount of an PHLP Limited Partner's Partnership Interests, (iii) mature on December 15, 2005 (approximately seven years after the currently expected closing of the Merger), (iv) bear interest at 6.56% per annum, which was determined based on 120% of the applicable federal rate as of the Record Date (which was 5.47%), payable semi-annually on June 15 and December 15 each year commencing from and after the Effective Date of the Merger, (v) provide for optional prepayment by the Operating Partnership at any time without penalty and mandatory prepayment of principal from a ratable portion of the net proceeds (after repayment of debt, sales expenses and deferred management fees) realized from any sale of any Hotels formerly owned by PHLP and from certain excess refinancing proceeds and (vi) provide for the payment of the remaining principal balance at maturity. See "Description of the Notes."

 Election Procedures

  PHLP Limited Partners who desire to exchange their OP Units for Common Shares or a Note must timely and properly complete and return the OP Unit Exchange Election Form. An PHLP Limited Partner must make such election (or revoke any election previously made) at any time during the Election Period, which will commence on the first day of the Solicitation Period and will continue until 5:00 p.m., Eastern time, on the fifteenth trading day after the Effective Date of the Merger (which would be January 22, 1999 if the Effective

                                 PHLP Supp-31

Date of the Merger is December 30, 1998), unless extended. An PHLP Limited Partner who has returned an OP Unit Exchange Election Form may withdraw or revoke such election at any time prior to the expiration of the Election Period by either submitting a later dated OP Unit Exchange Election Form or notifying the Operating Partnership in writing that he wishes to withdraw such previous election. The OP Unit Exchange Election Form must be submitted so that it is received by PHLP (c/o the Operating Partnership) at any time prior to the end of the Election Period. This election can be revoked, or an alternative election can be made, by submitting to PHLP, in writing, such revocation or alternative election so that it is received by PHLP at any time prior to the end of the Election Period.

 Form W-9 and FIRPTA Certification or Withholding Certificate Required

  As a condition to the receipt of Common Shares or a Note in exchange for OP Units if a PHLP Limited Partner exercises the Common Share Election or the Note Election, each PHLP Limited Partner who does not want to be subject to withholding under FIRPTA and certain other applicable withholding rules will be required to provide to Host REIT and the Operating Partnership an executed substitute Form W-9 and either a certification, made under penalties of perjury, that he is a United States citizen or resident (or if an entity, an entity organized under the laws of the United States) or, alternatively, a withholding certificate from the IRS providing that no withholding is required with respect to such PHLP Limited Partner in connection with the Common Share Election or the Note Election. If such certification or withholding certificate is not provided, Host REIT or the Operating Partnership will be required to withhold an amount equal to 10% of the "amount realized" by such PHLP Limited Partner in connection with the Common Share Election or the Note Election, including both the value of the securities received and such PHLP Limited Partner's share of the liabilities of the Operating Partnership. See "Federal Income Tax Consequences--Tax Consequences of the Mergers-- Withholding."

FEDERAL INCOME TAX CONSEQUENCES

  In addition to the federal income tax consequences discussed in the sections of the Consent Solicitation entitled "Federal Income Tax Consequences" and "Risk Factors--Federal Income Tax Risks," PHLP Limited Partners should read carefully the following discussion of federal income tax consequences applicable specifically to the PHLP Limited Partners. The information included in this discussion is based upon various factual assumptions and information which are believed by the Operating Partnership and the General Partner to be reliable. However, some of these assumptions inevitably will not materialize and unanticipated events and circumstances will occur. Therefore, there likely will be differences between the information provided herein, including the numerical data and estimates, and actual results and the variations may be material and adverse.

 Applicability of Tax Opinions

  Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to Host REIT, Host and the Operating Partnership, has provided to Host REIT and the Operating Partnership an opinion letter (attached as Appendix C to the Consent Solicitation) as to certain federal income tax consequences to the Operating Partnership and the PHLP Limited Partners resulting from the Mergers and the REIT Conversion. The opinion letter is based upon certain assumptions and certain representations provided by Host REIT, Host, the Operating Partnership and the General Partners. These representations generally involve factual matters relating to the organization, ownership and operations (including the income, assets, businesses, liabilities and properties) of the Partnerships and Hotels contributed to the Operating Partnership by Host and the Blackstone Entities prior to the Mergers and the REIT Conversion and of Host REIT, the Operating Partnership and the Partnerships following the Mergers and the REIT Conversion. In addition, prior to the Effective Date, Hogan & Hartson expects to provide to Host REIT and the Operating Partnership an opinion letter (substantially in the form of Appendix D to the Consent Solicitation) as to the qualification and taxation of Host REIT as a REIT under the Code beginning with its first full taxable year commencing following the REIT Conversion. The receipt of this opinion letter is a condition to the REIT Conversion and each of the Mergers. See "Federal Income Tax Considerations--Summary of Tax Opinions" in the Consent Solicitation.

                                 PHLP Supp-32

  Each opinion provided by Hogan & Hartson in the opinion letter that is attached as Appendix C to the Consent Solicitation is applicable to the PHLP Limited Partners.

  The opinions already rendered by Hogan & Hartson are based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions, and the opinions to be rendered by Hogan & Hartson prior to the Effective Date will be based on the same authorities as of the date such opinions are rendered. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinions (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. With the one exception described below (see "--Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain") and in the Consent Solicitation under "Federal Income Tax Consequences--Tax Consequences of the Mergers--IRS Ruling Request Regarding Allocation of Partnership Liabilities," neither Host REIT, the Operating Partnership nor the General Partners have requested or plan to request any rulings from the IRS concerning the tax consequences of the Mergers or the treatment of either the Operating Partnership or Host REIT subsequent to the REIT Conversion.

 Tax Consequences of the Merger

  Overview. Hogan & Hartson has provided an opinion to the effect that, except for any gain attributable to the sale of personal property by PHLP to a Non-Controlled Subsidiary in connection with the REIT Conversion, the Merger will not result in the recognition of taxable gain or loss at the time of the Merger to a PHLP Limited Partner (i) who does not elect to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger;
(ii) who does not exercise his Unit Redemption Right on a date sooner than the date two years after the date of the consummation of the Merger; (iii) who does not receive a cash distribution (or a deemed cash distribution resulting from relief from liabilities, including as a result of any repayment of the Mitsui Bank Debt) in connection with the Merger or the REIT Conversion in excess of his aggregate adjusted basis in his PHLP Partnership Units at the time of the Merger; (iv) who is not required to recognize gain by reason of the exercise by another PHLP Limited Partner of his right to make the Common Share Election or the Note Election (which, in counsel's opinion, described below, should not be the result of such election); and (v) who does not have his "at risk" amount fall below zero as a result of the Merger or the REIT Conversion. See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation.

  With respect to the foregoing exceptions to nonrecognition treatment, the Operating Partnership and the General Partner believe as follows: (i) a PHLP Limited Partner who acquired his PHLP Partnership Units in the original offering of such Partnership Units and who has held such Partnership Units at all times since would not be considered to receive, as a result of the Merger, a distribution (or a deemed cash distribution resulting from relief from liabilities) that exceeds his aggregate adjusted basis in his PHLP Partnership Units at the time of the Merger, and would not have his "at risk" amount fall below zero as a result of the Merger, and (ii) a portion of the personal property associated with six of the eight Hotels owned by PHLP will need to be sold to a Non-Controlled Subsidiary in connection with the REIT Conversion, which may result in the recognition of a relatively modest amount of income by the PHLP Limited Partners. See "Federal Income Tax Consequences--Tax Consequences of the Mergers--Overview" in the Consent Solicitation and "Tax Allocations upon the Sale of Certain Personal Property Associated with the PHLP Hotels" below.

  With respect to the effects of a PHLP Limited Partner's election to receive Common Shares or a Note in exchange for his OP Units in connection with the Merger, Hogan & Hartson is of the opinion that it is more likely than not that a PHLP Limited Partner who does not make the Common Share Election or the Note Election will not be required to recognize gain by reason of another PHLP Limited Partner's exercise of either of such rights. With respect to the exercise of a Unit Redemption Right, Hogan & Hartson is of the opinion that it is

                                 PHLP Supp-33
more likely than not that a PHLP Limited Partner's exercise of his Unit Redemption Right more than one year after the date of consummation of the Merger but less than two years after such date will not cause the Merger itself to be a taxable transaction for the PHLP Limited Partner (or the other PHLP Limited Partners). See "Federal Income Tax Consequences--Summary of Tax Opinions" in the Consent Solicitation. Opinions of counsel, however, do not bind the IRS or the courts, and no assurances can be provided that such opinions will not be challenged by the IRS or will be sustained by a court if so challenged.

  The foregoing assumes that the ability to exercise the Common Share Election or the Note Election either is not a separate property right for federal income tax purposes or does not have any ascertainable value. The Operating Partnership believes that the ability to exercise the Common Share Election or the Note Election is not property and, even if it were property, does not have any independent ascertainable value, given the nature and terms of the OP Units and the terms and limited duration of the election arrangements. If, however, the ability to exercise such elections were considered property and to have an ascertainable value, PHLP Limited Partners could recognize gain in amount up to the amount of such value (whether or not they exercise such elections).

  Deemed Cash Distribution and Resulting Taxable Gain. With respect to his PHLP Partnership Units, a PHLP Limited Partner will receive no actual cash distribution in connection with the Merger but would be deemed to receive a cash distribution in connection with the Merger to the extent that his share of Operating Partnership liabilities immediately after the Merger and the REIT Conversion is less than his share of PHLP liabilities immediately prior to the Merger. For example, any repayment of the Mitsui Bank Debt or debt encumbering other Hotels may result in a deemed cash distribution to the PHLP Limited Partners. See "Federal Income Tax Considerations--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. Even if the Mitsui Bank Debt or debt encumbering other Hotels is not repaid or refinanced in connection with the Mergers and the REIT Conversion, a PHLP Limited Partner's share of indebtedness following the Mergers and the REIT Conversion may decrease in comparison to the Limited Partner's estimated aggregate share of PHLP indebtedness as of December 31, 1998 (calculated based on the assumption that the Mergers did not occur) by reason of the manner in which the debt allocation rules work when multiple assets with different levels of leverage are consolidated into a single partnership. However, the prepayment of indebtedness owed by PHLP to the General Partner or its affiliates in connection with the Merger will not result in a deemed cash distribution to the PHLP Limited Partners.

  A PHLP Limited Partner, however, would recognize taxable gain as a result of any deemed cash distribution only to the extent that the deemed cash distribution were to exceed his adjusted tax basis in his PHLP Partnership Units immediately prior to the Merger. As noted above, the Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that a PHLP Limited Partner who acquired his PHLP Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since the offering will have an adjusted tax basis in excess of the deemed cash distribution that might occur in connection with the Merger and the REIT Conversion. Therefore, such a PHLP Limited Partner should not recognize gain due to such deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The adjusted tax basis of a PHLP Limited Partner who did not acquire his PHLP Partnership Units in the original offering of such Partnership Units or who has not held his PHLP Partnership Units at all times since such offering could vary materially from that of a PHLP Limited Partner who did so. If a PHLP Limited Partner has an adjusted tax basis in his PHLP Partnership Units (per PHLP Partnership Unit) that is substantially less than the adjusted tax basis of a PHLP Limited Partner who acquired his PHLP Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since, he could recognize gain due to any deemed cash distribution resulting from the relief from liabilities in connection with the Merger and the REIT Conversion.

  The Mitsui Bank Debt matures on December 22, 1999. There can be no assurance that either PHLP or the Operating Partnership could refinance the Mitsui Bank Debt at maturity with mortgage indebtedness secured only

                                 PHLP Supp-34
by the PHLP Hotels that would qualify as nonrecourse liabilities allocable to the PHLP Limited Partners for purposes of determining their adjusted tax basis in their partnership interests (either in PHLP or in the Operating Partnership following the Merger). The Operating Partnership and the General Partner believe, however, that PHLP will face the same, if not greater, difficulties with regard to obtaining such refinancing if PHLP does not participate in the Merger and that the Operating Partnership, given the magnitude and diversity of its assets and the extent of its relationships with lenders, may be in a better position than PHLP to obtain satisfactory replacement financing. Moreover, the Operating Partnership's current long-term financing strategy is to have as little debt as possible that is secured by individual Hotels and to have as much debt as possible in the form of unsecured debt, held either by the public or by institutional investors, which debt may or may not be recourse to Host REIT, as general partner of the Operating Partnership. In view of these considerations and the potential adverse consequences to Limited Partners in certain Partnerships, including the PHLP Limited Partners, the Operating Partnership has requested from the IRS a ruling to the effect that such unsecured indebtedness of the Operating Partnership that is issued initially to institutional investors and is not recourse to Host REIT (i) would qualify as "nonrecourse liabilities" for purposes of Code Section 752,
(ii) to the extent the proceeds thereof are applied to repay existing nonrecourse mortgage indebtedness secured by one or more Hotels (including the Mitsui Bank Debt), would be considered to be "secured" by those Hotels for purposes of allocating the liabilities for tax basis purposes (and thus would be allocable, at least in substantial part, to the former Limited Partners in the Partnerships owning those Hotels, including the PHLP Limited Partners), and (iii) would constitute "qualified nonrecourse financing" secured by such Hotels for purposes of Code Section 465. The IRS has recently issued a ruling to that effect to another taxpayer, and has indicated to the Operating Partnership's representatives that it is favorably inclined to issue that ruling to the Operating Partnership.

  Each PHLP Limited Partner will gradually begin to recognize income over the term of his ownership of OP Units (beginning, perhaps, in his first year of ownership of OP Units) attributable to deemed cash distributions resulting from the relief from liabilities, as the aggregate principal amount of nonrecourse indebtedness encumbering (or deemed to encumber) the Hotels amortizes in accordance with its terms. The Operating Partnership will make regular quarterly cash distributions to the PHLP Limited Partners that may or may not be sufficient to allow the PHLP Limited Partners to pay the federal and state income tax owed on the income allocated to such Limited Partners by reason of the amortization of the debt secured by the PHLP Hotels.

  Even if PHLP does not participate in the Merger, the General Partner has estimated that the PHLP Limited Partners will be required to recognize in taxable year 1998 income of approximately $5,000 per PHLP Partnership Unit, as of December 31, 1998, resulting, in part, from the amortization of the Mitsui Bank Debt and the General Partner expects that PHLP will not make cash distributions to the Limited Partners sufficient to pay such additional taxes.

  Section 465(e) Recapture. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Tax Consequences of the Mergers--Section 465(e) Recapture," the "at risk" rules of Section 465 of the Code generally apply to limit the use of partnership losses by a partner. Under Section 465(e) of the Code, a partner may be required to include in gross income, or "recapture," losses previously allowed to such partner with respect to his investment in a partnership if the amount for which the partner is "at risk" in relation to his investment in the partnership is less than zero at the close of the taxable year. The "at risk" rules generally do not apply to losses attributable to real property placed in service prior to January 1, 1987 by the taxpayer or to losses attributable to a partnership in which the taxpayer acquired his interests before that date (the "grandfather" rule). Thus, the "at risk" rules have not been applicable to date to those PHLP Limited Partners who acquired their Partnership Units at the time of the original offering in July of 1982 or at any time prior to January 1, 1987, and who have held those Partnership Units since the date of the acquisition. The PHLP Limited Partners, however, will become subject to the "at risk" rules as a result of the Merger and their receipt of OP Units in connection therewith (since the OP Units do not qualify for the "grandfather" rule).

  It is possible that the consummation of the Mergers and the REIT Conversion or the repayment of certain "qualified nonrecourse financing" of the Operating Partnership, the Hotel Partnerships or the Hotels contributed

                                 PHLP Supp-35
to the Operating Partnership by the Blackstone Entities at the time of or following the Merger and the REIT Conversion could, singularly or in combination, cause a PHLP Limited Partner's amount at risk in relation to his investment in PHLP (and, after the Mergers, in the Operating Partnership) to be reduced below zero, resulting in an income inclusion to the Limited Partner under Section 465(e) of the Code. Currently, a sufficient portion of the current debt of PHLP constitutes "qualified nonrecourse financing" so that the PHLP Limited Partners have positive at risk amounts. The Operating Partnership and the General Partner believe, based upon and subject to the assumptions and other limitations described below, that a PHLP Limited Partner who acquired his PHLP Partnership Units in the original offering of such Partnership Units and has held the Partnership Units at all times since will have a positive at risk amount immediately following the Merger and the REIT Conversion.

  It is possible, however, that a former PHLP Limited Partner's at risk amount could decline in the future, either because of the allocation of losses from the Operating Partnership to that former PHLP Limited Partner or because of cash distributions by the Operating Partnership to that former PHLP Limited Partner in excess of the taxable income allocable to him with respect to his OP Units. Moreover, there can be no assurance that debt incurred by the Operating Partnership in the future to refinance the Mitsui Bank Debt or outstanding mortgage debt of the other Hotel Partnerships or the Hotels contributed by the Blackstone Entities will qualify as "qualified nonrecourse financing." If, however, the Operating Partnership were to obtain the requested ruling from the IRS and were to refinance existing mortgage indebtedness of the Partnerships with the type of indebtedness described in the ruling, such indebtedness should constitute "qualified nonrecourse financing" for purposes of the "at risk" rules.

  Impact of Assumption of PHLP Liabilities by the Operating Partnership. As described in the Consent Solicitation, see "Federal Income Tax Consequences-- Tax Consequences of the Mergers--Disguised Sale Regulations," a PHLP Limited Partner will recognize gain to the extent he is treated as having sold all or part of his PHLP Partnership Interest in a "disguised sale." For purposes of these rules, certain reductions in a partner's share of partnership liabilities are treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that reduction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis in his partnership interest. However, if a transfer of property by a partner to a partnership is not otherwise treated as part of a disguised sale, then any reduction in the partner's share of "qualified liabilities" also will not be treated as part of a disguised sale. A "qualified liability" in connection with a transfer of property to a partnership includes (i) any liability incurred more than two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period; (ii) a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred; (iii) a liability that is traceable under the Treasury Regulations to capital expenditures with respect to the property; and (iv) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business. However, a recourse liability is not a "qualified liability" unless the amount of the liability does not exceed the fair market value of the transferred property (less any other liabilities that are senior in priority and encumber such property or any allocable liabilities described in (iii) or (iv), above) at the time of transfer.

  Hogan & Hartson believes, based on factual representations made by the Operating Partnership and the General Partner relating to the facts and circumstances surrounding each such liability, that all liabilities of PHLP fall into one of the four categories of "qualified liabilities" described above and, accordingly, that the mere assumption by the Operating Partnership of the outstanding liabilities of PHLP will not give rise to a "disguised sale" by any of the PHLP Limited Partners.

 Tax Treatment of PHLP Limited Partners Who Hold OP Units Following the Merger

  Initial Basis in Units. In general, a PHLP Limited Partner will have an initial tax basis in his OP Units received in the Merger with respect to his PHLP Partnership Units equal to the basis in his PHLP Partnership

                                 PHLP Supp-36

Units at the time of the Merger, reduced to reflect any deemed cash distributions resulting from a reduction in his share of PHLP liabilities and increased to reflect his share of other liabilities of the Operating Partnership and any gain required to be recognized in connection with the Merger and the REIT Conversion (including income, if any, attributable to the sale of a portion of the personal property associated with six of the PHLP Hotels, as described below under "--Tax Allocations upon the Sale of Certain Personal Property Associated with the PHLP Hotels"). For a discussion of the federal income tax consequences for a PHLP Limited Partner from a reduction in basis that may result from the Merger and the REIT Conversion, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Initial Tax Basis of OP Units" in the Consent Solicitation.

  Tax Allocations by the Operating Partnership upon a Sale of PHLP
Hotels. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to as the "Book-Tax Difference"). The Operating Partnership and the General Partner estimate, based upon and subject to the assumptions and other limitations described below, that the Book-Tax Difference for all PHLP Limited Partners (but excluding all of Host's interests) with respect to the PHLP Hotels will be $100,606,432 upon the consummation of the Merger.

  If the Operating Partnership were to sell all of the PHLP Hotels, the former partners of PHLP (including Host REIT with respect to Host's interest in PHLP) would be specially allocated by the Operating Partnership an aggregate amount of taxable gain equal to the aggregate Book-Tax Difference with respect to the PHLP Hotels. The share of such gain allocable to a PHLP Limited Partner who acquired his PHLP Partnership Units in the original offering of such Partnership Units and held such Partnership Units at all times since would be $55,892 per PHLP Partnership Unit. The share of such gain of a PHLP Limited Partner who did not acquire his PHLP Partnership Units in the original offering of such Partnership Units or who has not held his PHLP Partnership Units at all times since such offering could vary materially from this amount. If the Operating Partnership were to sell a PHLP Hotel with a Book-Tax Difference, the remaining Book-Tax Difference at the time the Hotel is sold would be required to be allocated exclusively to the former PHLP Limited Partners and the General Partner, even though the proceeds of such sale would be allocated proportionately among all the partners in the Operating Partnership (and would likely be retained by the Operating Partnership, rather than distributed to holders of OP Units and Common Shares of Host REIT). The PHLP Limited Partners would not be entitled to any special distributions from the Operating Partnership in connection with such a sale, and thus would not necessarily receive cash distributions from the Operating Partnership sufficient to pay such additional taxes. Although the Partnership Agreement does not impose any restrictions upon the Operating Partnership preventing it from causing the sale of any or all of the PHLP Hotels at any time following the Merger, the Operating Partnership does not have current plans to pursue a sale of any of the PHLP Hotels. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Sale of Individual Hotels" in the Consent Solicitation.

  Tax Allocations upon the Sale of Certain Personal Property Associated with the PHLP Hotels. As discussed in the Consent Solicitation, see "Federal Income Tax Consequences--Federal Income Taxation of Host REIT Following the REIT Conversion--Income Tests Applicable to REITs" and "--Taxable Income Attributable to Sales of Personal Property in Connection with the REIT Conversion," if the rent attributable to personal property leased in connection with the lease of each Hotel is greater than 15% of the total rent received under the lease of such Hotel, the portion of the rent attributable to the personal property will not constitute qualifying income to Host REIT (the "15% Personal Property Test"). The Operating Partnership and the General Partner have determined that the percentage of rent attributable to the personal property to be leased in connection with the lease of six of the PHLP Hotels (which excludes the Tampa and Raleigh Hotels) would not satisfy the 15% Personal Property Test. The 15% Personal Property Test is a mechanical test that is based not on

                                 PHLP Supp-37
the relative fair market value of the assets subject to lease, or the relative fair rental value of those assets, but, rather, is based on the average relative adjusted tax bases of the assets subject to the lease. Accordingly, immediately prior to the Merger, the Operating Partnership will require PHLP, if it chooses to participate in the Merger, to sell to a Non-Controlled Subsidiary a portion of the personal property associated with those six PHLP Hotels. This sale, which will be a taxable transaction, may result in the recognition by PHLP (and the allocation to the PHLP Limited Partners) of a relatively modest amount of taxable gain to the extent of the difference, if any, between the fair market value of the personal property at the time of the sale and the adjusted tax basis of such property at that time. The actual amount of any such gain will be determinable only at the time of the sale and will be affected by the specific personal property selected to be sold and the fair market value and adjusted basis of that personal property. Pursuant to the PHLP partnership agreement, any such taxable gain will be characterized as ordinary recapture income and will be allocated by PHLP to the former PHLP Limited Partners in the same proportions and to the same extent that such Limited Partners were allocated any deductions directly or indirectly giving rise to the treatment of such gains as recapture income prior to the Merger. The PHLP Limited Partners would not be entitled to any special distributions from PHLP in connection with such a sale of personal property.

  Tax Allocations with Respect to Contributed Hotels Generally. The tax allocations of depreciation to the PHLP Limited Partners may change significantly as a result of the Mergers and the REIT Conversion for two reasons. First, as described above, pursuant to Section 704(c) of the Code, depreciation and deductions attributable to the PHLP Hotels will be required to be allocated for federal income tax purposes in a manner such that the PHLP Limited Partners are charged with the Book-Tax Difference associated with the PHLP Hotels at the time of the consummation of the Merger. Consequently, a PHLP Limited Partner will be allocated less depreciation with respect to the PHLP Hotels than would be the case if the Mergers had not occurred and the PHLP Limited Partner had continued to hold his PHLP Partnership Units. (On the other hand, a former PHLP Limited Partner will be allocated depreciation with respect to other Hotels acquired by the Operating Partnership in connection with the Mergers and the REIT Conversion, including the Hotels owned by the other Hotel Partnerships and the Hotels being contributed to the Operating Partnership by Host and the Blackstone Entities in connection with the Merger and the REIT Conversion.) Second, the Mergers will cause the technical termination under Section 708(b)(1)(B) of the Code of PHLP and certain of the other Hotel Partnerships that participate in the Mergers and the REIT Conversion. Section 168(i)(7) of the Code provides, in effect, that when a partnership terminates under Section 708(b)(1)(B) of the Code, the partnership must begin new depreciation periods for its property. As a result, the remaining bases of the real estate components of the PHLP Hotels and the Hotels held by the other Hotel Partnerships that terminate will be depreciated over 39 years, rather than over the remaining current lives of such Hotels (which range from less than one year to 39 years). See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Effect of Mergers on Depreciation" in the Consent Solicitation.

  In light of the complexity of the governing rules affecting the calculation and allocation of depreciation with respect to properties contributed to a partnership, particularly when a number of those properties are subject to the separate adjustments required in connection with a technical termination under
Section 708 of the Code, the number of Hotels that the Operating Partnership will be acquiring in connection with the Mergers, the Blackstone Acquisition and the REIT Conversion, and the impact on these calculations of other outside events, including equity offerings by Host or Host REIT and other acquisitions undertaken by Host, Host REIT or the Operating Partnership prior to or in connection with the REIT Conversion, the Operating Partnership and the General Partner believe that it is impossible to predict with any degree of precision the impact that the Mergers and the REIT Conversion will have on the future depreciation (and, consequently, the amount of taxable income) allocable to a PHLP Limited Partner.

  Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership. The passive loss limitation rules generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate, which would include the Operating Partnership for PHLP Limited

                                 PHLP Supp-38

Partners) to the extent that such losses are not in excess of the taxpayer's income from passive activities or investments. A PHLP Limited Partner would be able to offset losses from other passive activities against income from the Operating Partnership that is considered passive income (but not portfolio income) so long as the Operating Partnership is not treated as a publicly traded partnership. The Operating Partnership and the General Partner believe, however, that there is a substantial risk that the Operating Partnership will be treated as a publicly traded partnership for purposes of the passive loss limitation rules. In this event, any losses or deductions of the Operating Partnership allocable to a PHLP Limited Partner after the Merger could not be used to offset passive income from other passive activities. Similarly, losses from other passive activities could not be applied to offset income of the Operating Partnership allocated to a PHLP Limited Partner. A PHLP Limited Partner, however, would be able to offset any passive losses from his other investments against any gain recognized by the PHLP Limited Partner as a result of the Merger.

  State and Local Taxes. PHLP Limited Partners holding OP Units will be subject to state and local taxation in a number of jurisdictions in which the Operating Partnership directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. In this regard, immediately following the Mergers and the REIT Conversion, the Operating Partnership expects that it will own properties in 28 states across the United States and the District of Columbia. Currently, PHLP owns, directly and indirectly, properties in only six states. See "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--State and Local Taxes" in the Consent Solicitation.

 Assumptions Used in Determining Tax Consequences of the Merger

  In preparing the discussion set forth above, the Operating Partnership and the General Partner made several key assumptions, which are described below. If any such assumption is not accurate with respect to a particular PHLP Limited Partner, the tax consequences of the Merger to such PHLP Limited Partner could be substantially different from those reflected above. ACCORDINGLY, EACH PHLP LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH PHLP LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

  First, with respect to a PHLP Limited Partner's basis in his PHLP Partnership Units prior to the Merger, the Operating Partnership and the General Partner assumed that a PHLP Limited Partner acquired his PHLP Partnership Units in the original offering of such Partnership Units and has held such Partnership Units at all times since the offering (the "Original Limited Partner's Adjusted Basis"). In general, each PHLP Limited Partner had an initial tax basis in his PHLP Partnership Units ("Initial Basis") equal to his cash investment in PHLP (plus his proportionate share of PHLP's nonrecourse liabilities at the time he acquired his PHLP Partnership Units). A PHLP Limited Partner's Initial Basis generally has been increased by (a) such Limited Partner's share of PHLP taxable income and (b) any increases in his share of liabilities of PHLP. Generally, such Limited Partner's Initial Basis has been decreased (but not below zero) by (i) his share of PHLP cash distributions, (ii) any decreases in his share of liabilities of PHLP, (iii) his share of losses of PHLP and (iv) his share of nondeductible expenditures of PHLP that are not chargeable to capital.

  The General Partner has set forth on Appendix E to the Consent Solicitation for PHLP (i) the Original Limited Partner's Adjusted Basis as of December 31, 1997 for each such PHLP Limited Partner and (ii) an estimate of such PHLP Limited Partner's Original Limited Partner's Adjusted Basis as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation). The General Partner also has set forth on Appendix E to the Consent Solicitation for each PHLP Limited Partner whose adjusted basis in his PHLP Partnership Interest is the same as the Original Limited Partner's Adjusted Basis (a) the PHLP liabilities allocable to such PHLP Limited Partner as of December 31, 1997 and (b) an estimate of the PHLP liabilities allocable to such Limited Partner as of December 31, 1998 (computed without regard to the Mergers and based upon the assumptions set forth in Appendix E to the Consent Solicitation).

                                 PHLP Supp-39

  The adjusted tax basis of a PHLP Limited Partner who did not acquire his PHLP Partnership Units in the original offering of such Partnership Units could vary materially from that of a PHLP Limited Partner who did so for various reasons. If a PHLP Limited Partner has an adjusted tax basis in his PHLP Partnership Units that is less than the Original Limited Partner's Adjusted Tax Basis, the Merger might result in the receipt by the PHLP Limited Partner of a deemed distribution of cash in excess of his adjusted tax basis in his PHLP Partnership Units, which could result in the recognition of income or gain.

  Second, the Operating Partnership and the General Partner assumed that the method expected to be used by the Operating Partnership to allocate liabilities among the partners will be respected for federal income tax purposes. The Operating Partnership will allocate liabilities associated with the PHLP Hotels as described in "Federal Income Tax Consequences--Tax Consequences of the Mergers--Relief from Liabilities/Deemed Cash Distribution" in the Consent Solicitation. If the method used by the Operating Partnership were not respected for federal income tax purposes and the nonrecourse liabilities actually allocable to a PHLP Limited Partner are less than the amount assumed by the Operating Partnership and the General Partner, the Merger might result in the receipt by such PHLP Limited Partner of a deemed distribution of cash that is greater than the deemed distribution of cash expected to be received by such PHLP Limited Partner as described above in "Tax Consequences of the Merger--Deemed Cash Distribution and Resulting Taxable Gain." For a PHLP Limited Partner who did not acquire his PHLP Partnership Units in the original offering of such Partnership Units or who did not hold such Partnership Units at all times since, this deemed distribution of cash could exceed his adjusted tax basis in his PHLP Partnership Units, which could result in the recognition of income or gain.

  Finally, the Operating Partnership and the General Partner assumed that the Merger will be treated for federal income tax purposes as the transfer by the PHLP Limited Partners of their interests in the Partnership to the Operating Partnership in exchange for OP Units. There can be no assurance, however, that the IRS will not seek to recharacterize each Merger as either (i) the liquidation of a Partnership followed by the distribution by the Partnership of its assets to its partners and the subsequent transfers by such partners of such assets to the Operating Partnership in exchange for OP Units or (ii) the transfer by a Partnership of its assets to the Operating Partnership in exchange for OP Units (and possibly Notes and/or Common Shares) and the subsequent distribution of such OP Units (and possibly Notes and/or Common Shares) to its partners. If the Merger is recharacterized in the manner described in (ii) in the preceding sentence, the tax consequences of the Merger to the PHLP Limited Partners likely would be materially affected.

  EACH PHLP LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH PHLP LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER. THE TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER TO A PARTICULAR PHLP LIMITED PARTNER COULD VARY SUBSTANTIALLY FROM THE CONSEQUENCES DESCRIBED ABOVE.

Tax Treatment of PHLP Limited Partners Who Exercise their Right to Make the Common Share Election or the Note Election

  A PHLP Limited Partner who exercises his right to make the Common Share Election or the Note Election and receives Common Shares or a Note in connection with the Merger will be treated as having made a taxable disposition of his OP Units, which likely would be deemed to occur (i) with regard to a PHLP Limited Partner who makes the Common Share Election, at the time his right to receive the Common Shares becomes fixed (which would be January 22, 1999 if the Effective Date of the Merger is December 30, 1998), and (ii) with regard to a PHLP Limited Partner who makes the Note Election, on the Effective Date of the Merger (which currently is expected to be December 30, 1998). Generally, the amount realized in connection with such disposition made pursuant to the exercise of the Common Share Election will equal the sum of the fair market value of the Common Shares received (i.e., the Exchange Value, currently estimated as $5,040 per PHLP Partnership Unit) plus the portion of PHLP's liabilities allocable to the PHLP Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $71,861 per PHLP Partnership

                                 PHLP Supp-40

Unit as of December 31, 1998). Generally, the amount realized in connection with such disposition made pursuant to the Note Election will equal the sum of the "issue price" of the Note (i.e., the face amount of the Note, currently estimated as $4,032 per PHLP Partnership Unit) plus the portion of PHLP liabilities allocable to the PHLP Limited Partner for federal income tax purposes immediately prior to the disposition of the OP Units (estimated as $71,861 per PHLP Partnership Unit as of December 31, 1998). To the extent the amount realized exceeds the PHLP Limited Partner's adjusted basis in his PHLP Partnership Units, the PHLP Limited Partner will recognize gain. The Operating Partnership and the General Partner estimate (assuming the PHLP Limited Partner acquired his PHLP Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering) that the amount of gain that would be recognized by a PHLP Limited Partner who made the Common Share Election would be approximately $55,892 per PHLP Partnership Unit and that the amount of gain that would be recognized by a PHLP Limited Partner who made the Note Election would be approximately $54,884 per PHLP Partnership Unit, as of December 31, 1998. For a discussion of the federal income tax rates applicable to the net capital gain from the sale of a capital asset, see "Federal Income Tax Consequences--Tax Treatment of Limited Partners Who Hold OP Units Following the Mergers--Disposition of OP Units by Limited Partners" in the Consent Solicitation. In this regard, the General Partner estimates that, as of December 31, 1998, if PHLP sold all of its Hotels in a fully taxable transaction for a net amount, after payment of liabilities, equal to the Exchange Value of PHLP (with respect to a Limited Partner who makes the Common Share Election) or determined by reference to the Note Election Amount of PHLP (with respect to a Limited Partner who makes the Note Election), the "unrecognized Section 1250 gain" per PHLP Partnership Unit would be $52,287 for a Limited Partner who makes the Common Share Election and $51,279 for a Limited Partner who makes the Note Election and the gain subject to tax as ordinary income under Code Section 1245 per PHLP Partnership Unit would be $3,605 for a Limited Partner who makes either of the Elections. A PHLP Limited Partner who makes the Common Share Election or the Note Election would be able to treat any per Partnership Unit passive activity loss carryforward with respect to the activities of PHLP, to the extent the sum of such losses exceeds his passive activity income for 1998, as losses that are not from a passive activity and, therefore, not subject to the passive activity loss limitation rules.

  The following table shows the estimated amount of long term capital gain,
Section 1245 ordinary income, and "unrecognized Section 1250 gain" that a PHLP Limited Partner who exercises either the Common Share Election or the Note Election would recognize, on a per PHLP Partnership Unit basis (assuming that the PHLP Limited Partner acquired his PHLP Partnership Units at the time of the original offering and has held such Partnership Units at all times since the offering), the maximum statutory federal income tax rates that would apply to such categories of gain, and the hypothetical tax that would be owed if such income or gain simply were to be multiplied by the maximum statutory federal income tax rates that would apply to such categories of gain. This table does not take into account any state, local or foreign income taxes that would be payable in respect of such gain. In addition, because of the intricacies of the calculation of federal income taxes (including the indirect impact that various items can have on other items in a taxpayer's federal income tax return), the actual additional federal income tax owed by a PHLP Limited Partner who recognizes such gain is likely to be either higher or lower (perhaps by a material amount) than the amounts shown on the following table.

                              COMMON SHARE ELECTION              NOTE ELECTION
                          ------------------------------ ------------------------------
                                   MAXIMUM                        MAXIMUM
                                   FEDERAL  HYPOTHETICAL          FEDERAL  HYPOTHETICAL
                                  STATUTORY   FEDERAL            STATUTORY   FEDERAL
                           GAIN     RATE        TAX       GAIN     RATE        TAX
                          ------- --------- ------------ ------- --------- ------------
Long-Term Capital Gain..  $     0   20.0%     $     0    $     0   20.0%     $     0
"Unrecognized Section
 1250 Gain".............   52,287   25.0%      13,072     51,279   25.0%      12,280
Section 1245 Ordinary
 Income.................    3,605   39.6%       1,428      3,605   39.6%       1,428
                          -------             -------    -------             -------
  Total.................  $55,892             $14,500    $54,884             $14,248
                          =======             =======    =======             =======

  A PHLP Limited Partner who elects to receive Common Shares will not be eligible to defer any gain under the "installment sale" rules, while a PHLP Limited Partner who elects to receive a Note may be eligible to

                                 PHLP Supp-41
defer only a small portion of that gain under those rules. To the extent that the face amount of the Note (and any other installment obligations received by the taxpayer during the year) outstanding at the end of the taxable year in which the Merger occurs exceeds $5,000,000, the "installment sale" rules will require that the PHLP Limited Partner who defers gain pay to the IRS interest on the resulting tax that has been deferred. The PHLP Limited Partner will not be eligible to defer gain recognized upon the receipt of the Note to the extent that his share of PHLP liabilities at the time of the Merger exceeds his adjusted tax basis in his PHLP Partnership Units immediately prior to the Merger (that is, to the extent that he has a "negative capital account" for tax purposes). In addition, the PHLP Limited Partner will not be eligible to defer gain to the extent that such gain would be taxed as ordinary income under Sections 1245 and 1250 of the Code. Lastly, if a PHLP Limited Partner disposes of his Note, any gain that had been deferred would be recognized in the year of disposition.

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR PHLP LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT PHLP LIMITED PARTNERS CONSIDERING ELECTING TO RECEIVE COMMON SHARES OR NOTES CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH PHLP LIMITED PARTNERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

 Tax Consequences if PHLP Does Not Participate in the Merger

  If PHLP does not participate in the Merger, the PHLP Limited Partners would not have any tax consequences resulting from the Merger. The consequences of continued ownership of PHLP Partnership Units will be the same as would have resulted if the Merger had not been proposed.

                                  *    *    *

  The above description is not exhaustive of all possible tax considerations associated with the Merger and the REIT Conversion. This summary does not discuss foreign tax considerations, nor does it discuss all of the aspects of federal income taxation or state and local taxation that may be relevant to PHLP Limited Partners in light of their particular circumstances. EACH PHLP LIMITED PARTNER IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH PHLP LIMITED PARTNER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF PARTICIPATING IN THE MERGER.

                                 PHLP Supp-42

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data derived from the audited financial statements for the five most recent fiscal years in the period ended December 31, 1997 and the unaudited condensed financial statements for the First Two Quarters 1998 and First Two Quarters 1997. The following data should be read in conjunction with the financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and the other financial information included elsewhere herein.

                          FIRST TWO QUARTERS                         FISCAL YEAR
                          --------------------  ----------------------------------------------------------
                            1998       1997        1997        1996        1995        1994        1993
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
                              (UNAUDITED)       (AMOUNTS IN THOUSANDS, EXCEPT PER PARTNERSHIP UNIT(1))
Revenues................  $  29,480  $  28,048  $   50,323  $   45,853  $   50,598  $   43,777  $   45,994
Operating profit........     14,077     14,350      21,056      21,898      23,442       9,863      10,593
Income (loss) before
 extraordinary item(2)..      2,429      3,188      (2,825)     (1,841)     20,045     (22,741)    (21,729)
Net income (loss).......      2,429      3,188      (2,825)     (1,841)    166,348      24,427      (4,581)
Distributions
 General partner........        --         --          --          --          --          --          --
 Limited partners.......        --         --          --          --          --          --          --
Per Partnership Unit:
 Net income (loss)......      1,336      1,753      (1,554)     (1,013)     88,187       8,601      (2,519)
 Distributions..........        --         --          --          --          --          --          --
Cash provided by
 operating activities...     17,962     18,043      20,886      19,384      14,812       3,480       5,764
Cash used in (provided
 by) investing
 activities.............     (4,082)    (4,195)     (7,754)    (10,249)     37,237     (36,472)        --
Cash used in (provided
 by) financing
 activities.............    (16,473)   (18,102)    (15,178)    (10,046)    (53,793)     37,156      (4,372)
Increase (decrease) in
 cash and cash
 equivalents............     (2,593)    (4,254)     (2,046)       (911)     (1,744)      4,164       1,392
Ratio of earnings to
 fixed charges
 (unaudited)(3).........       1.20x      1.27x        --          --          --          --          --
Deficiency of earnings
 to fixed charges
 (unaudited)(3).........        --         --        2,825       1,841       4,541      22,741      21,729
Total assets at book
 value..................    185,666    188,608     178,224     179,867     176,521     196,061     203,251
Cash and cash
 equivalents............        589        974       3,182       5,228       6,139       7,883       3,719
Total debt(4)...........    292,998    299,940     298,442     304,564     308,519     359,186     401,829
Total liabilities.......    330,359    329,717     325,346     324,164     318,977     506,865     538,482
Partners' deficit:
 Limited partners.......   (109,876)  (106,327)   (112,280)   (109,483)   (107,660)   (266,396)   (281,878)
 General partner........    (34,817)   (34,782)    (34,842)    (34,814)    (34,796)    (44,408)    (53,353)
Book Value per
 Partnership Unit
 (unaudited)(1).........    (61,042)   (59,071)    (62,378)    (60,824)    (59,811)   (147,998)   (156,599)
Exchange Value per
 Partnership Unit
 (unaudited)(1).........      5,040        --          --          --          --          --          --

--------
(1) A Partnership Unit represents a $10,000 original investment in PHLP.
(2) In 1995, an extraordinary gain of $146,303,000 was recognized as a result of the forgiveness of deferred base and incentive management fees in connection with the bank loan restructuring. In 1994 and 1993, $47,168,000 and $17,148,000 respectively, of gains on early debt extinguishment resulting from the foreclosure of the S&L Hotels were recognized as extraordinary items.
(3) The ratio of earnings to fixed charges is computed by dividing net income before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges is largely the result of depreciation and amortization of $8,430,000, $5,473,000, $5,912,000,
    $7,219,000, and $6,859,000 for the fiscal years 1997, 1996, 1995, 1994, and 1993, respectively.
(4) Total debt includes amounts due to Host of $123,819,000, $121,952,000, $125,475,000, $124,348,000, $122,176,000, $114,186,000 and $79,983,000 as
    of June 19, 1998, June 20, 1997 and December 31, 1997, 1996 and 1995,
    respectively.

                                 PHLP Supp-43

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 First Two Quarters 1998 Compared to First Two Quarters 1997


  Hotel Revenues: Hotel revenues increased 5% to 29.5 million for the first two quarters 1998, when compared to the same period in 1997. The increases in revenues are primarily due to the increases in REVPAR at seven of the eight Hotels for the first two quarters 1998. REVPAR, or revenue per available room, represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. For the first two quarters 1998, the combined average room rate increased 7% to $118, while the combined average occupancy decreased one percentage point to 81%, when compared to the same period in 1997.

  Operating Costs and Expenses: Operating costs and expenses increased 12% to $15.4 million for the first two quarters 1998, when compared to the same period in 1997. The principal components of this category are:

    Management Fees: Incentive management fees, base management fees, and ground rent are calculated generally as a percentage of Hotel sales or Hotel revenues. The increases in these expenses for the first two quarters 1998 were directly related to the increases in Hotel sales and Hotel revenues for the first two quarters 1998.

    Depreciation: Depreciation expense increased in the first two quarters of 1998 due to property and equipment additions as well as a change in the estimated useful lives of certain assets.

  Operating Profit: Operating profit decreased 2% to $14.1 million for the first two quarters 1998, when compared to the same period in 1997. The decrease in operating profit for the first two quarters 1998 was attributable to the increase in operating costs and expenses which was partially offset by the increase in revenues.

  Interest Expense: Interest expense increased 4% to $11.9 million for the first two quarters 1998, when compared to the same period in 1997. The weighted average interest rate on the Bank Loan was 8.3% for the first two quarters 1998, as compared to 7.4% for the comparable period in 1997.

  Net Income: Net income decreased 24% to $2.4 million for the first two quarters 1998, when compared to the same period in 1997 due to the increases in operating costs and expenses and interest expense.

  Individual hotel operating results are discussed below:

  For the first two quarters 1998 revenues at the MOUNTAIN SHADOWS RESORT decreased 2% to $5.3 million when compared to the same period of 1997 due to the decline in food and beverage revenues. In the upcoming months the Hotel plans to increase its marketing efforts by distributing a newsletter in the fall and circulating mailers during the holiday season.

  Revenues for the TAMPA WESTSHORE HOTEL increased 4% to $2.9 million for the first two quarters 1998, due to a 9% increase in room sales which was offset by a 3% decrease in food and beverage sales. REVPAR improved 8% to $106 due to an increase of 12% in the average room rate to $128 which was offset by a four percentage point decrease in average occupancy when compared to the first two quarters 1997. The slight decrease in average occupancy is related to the customer's sensitivity to increases in average room rates. The Hotel recently completed the renovation of the Champions lounge and has installed new health club equipment for the guests. The Hotel is also utilizing focus groups in order to continue to increase guest satisfaction and employing aggressive pricing strategies in order to gain group business.

  For the first two quarters 1998, revenues at the MIAMI BISCAYNE BAY HOTEL increased 9% to $6.1 million when compared to the same period in 1997. This increase was due to a 6% increase in REVPAR to $100 coupled

                                 PHLP Supp-44
with a 15% increase in food and beverage revenues due to strong catering sales. The Hotel added two new airline contracts and started to focus on the Latin American markets to increase it occupancy for the remainder of 1998.

  For the first two quarters 1998 revenues at the SEATTLE SEA-TAC HOTEL increased 17% to $4.8 million when compared to the same period in 1997. REVPAR increased 10% to $96 due to a four percentage point increase in average occupancy to 80% and a 6% increase in the average room rate to $120. Additionally, for the first two quarters 1998 food and beverage revenues increased 22% to $1.4 million. During 1998, the Hotel implemented revenue-maximizing strategies, such as requiring large groups to purchase one catered meal per day, and recent renovations at the Yukon Landing Restaurant and Snoqualmie Ballroom have helped increase restaurant and banquet business. During 1998, the Hotel obtained business from several new groups and also experienced greater success with weekend promotions resulting in increased revenues.

  The GREENSBORO HOTEL experienced a 9% increase in revenues for the first two quarters 1998 to $2.4 million over the same period in 1997 due to increased room revenues and food and beverage revenues. Room revenues at the Hotel increased 6% to $3.4 million when compared to the same period in 1997 due to a 7% increase in REVPAR to $89. The increase in REVPAR was due to a 7% increase in the average room rate to $111 with average occupancy remaining stable at 80%. Food and beverage revenues increased 38% to $518,000 over the same period of 1997 due to the significant increases in the Hotel's catering business.

  Revenues at the HOUSTON MEDICAL CENTER HOTEL increased 18% to $3.3 million for the first two quarters 1998 when compared to the same period in 1997. The Hotel increased its sales 7% while reducing its direct operating expenses by 2%. The increase in sales was due to a 10% increase in REVPAR to $88 which was attributable to a 14% increase in the average room rate to $109 offset by a two percentage point decline in average occupancy to 81%. Direct operating expenses decreased as the Hotel used stricter cost containment measures in its food and beverage department. In order to address the decline in average occupancy for the first two quarters 1998, the Hotel is planning several new promotions. These promotions include using amusement park affiliations to garner weekend and Labor Day business and using local media to obtain weekend restaurant business. The Hotel is undergoing a rooms renovation that will replace the bedspreads, drapery, upholstery, carpet and furniture in all the guest rooms.

  The RALEIGH CRABTREE VALLEY HOTEL reported a 4% increase in revenues for the first two quarters 1998 to $2.7 million due to a 5% increase in REVPAR to $84. The average room rate increased 6% to $102 while average occupancy decreased one percentage point to 82% when compared to same period of last year. The Hotel increased its corporate room rate by $10 in 1998, which primarily led to the increase in the average room rate. In order to better serve its guests, the Hotel opened a business center in May 1998. To improve the Hotel's average occupancy, the Hotel is continuing its partnership with the North Carolina State University as the preferred hotel of Wolfpack sporting events.

  Revenues for the first two quarters of 1998 at the ALBUQUERQUE HOTEL decreased 20% to $2 million due to a 7% decrease in REVPAR to $68 and a 36% decline in food and beverage revenues when compared to the same period in 1997. The decrease in REVPAR was due to a 5% decrease in the average room rate to $91 and a one percentage point decrease in occupancy to 75%. The Hotel is trying to increase business on weekends through the "Can't Beat Friday" discounted rate promotion. In order to increase food and beverage sales, a director of catering was hired, and a restaurant and bar renovation is planned for early 1999.

                                 PHLP Supp-45

  The following chart summarizes REVPAR, or revenues per available room, and the percentage change in REVPAR from the prior year for each Hotel owned by the Partnership as of the end of the Second Quarter 1998. The percentage change in REVPAR for the Raleigh and Tampa Hotels from 1994 to 1995 is not shown because these Hotels were not owned by the Partnership for the entire year in 1994.

                          FIRST TWO QUARTERS 1998            1997            1996            1995
                          -----------------------       --------------- --------------- ---------------
                            REVPAR        % CHANGE      REVPAR % CHANGE REVPAR % CHANGE REVPAR % CHANGE
                          ------------  ------------    ------ -------- ------ -------- ------ --------
Mountain Shadows........   $        139             2%   $105      6%    $99       5%    $94       7%
Seattle.................             96            10      91     11      82       4      79      11
Tampa Westshore.........            106             8      87      9      80      10      73     N/A
Greensboro..............             89             7      80      7      75      (1)     76       7
Miami Biscayne Bay......            100             6      80     13      71       1      70       9
Raleigh Crabtree
 Valley.................             84             5      76      6      72       9      66     N/A
Houston Medical Center..             88            10      75     12      67       5      64       2
Albuquerque.............             68            (7)     70      1      69       3      67       0

1997 COMPARED TO 1996

 Mountain Shadows

  The Mountain Shadows Resort's revenues increased 10% to $6.8 million in 1997 when compared to 1996 due primarily to a 6% increase in REVPAR to $105. The increase in REVPAR was due to an 11% increase in the average room rate to $138 offset by a four percentage point decrease in average occupancy to 76%. The increase in the average room rate was attributable to the increases in the Hotel's corporate rate by $15 to $151 and in the group rates by $9 to $135. The decrease in average occupancy was related to unexpected group cancellations during the second quarter of 1997. In 1997, the Hotel combined its sales center with two other Marriott properties in the Scottsdale region which improved its sales and marketing efficiency. Additionally during 1997, the Hotel completed a renovation of its Cactus Flower Restaurant and its Shells Seafood Restaurant. In early 1998, the Hotel replaced the carpet in the ballroom.

 Seattle

  The Seattle Marriott Hotel reported an increase in revenues of 14% to $9.7 million for 1997 when compared to the prior year due to an 11% increase in REVPAR to $91. The increase in REVPAR was due to a $12 increase in the average room rate to $117. The Hotel's average occupancy remained stable at 78%. The increase in average room rate is the result of the Hotel's ability to increase room rates with little to no price resistance due to the strong transient demand in the Seattle area. The Hotel's food and beverage revenues increased $365,000 or 17% to $2.5 million when compared to 1996. This increase is attributable to the increase in catering sales. The Hotel completed renovations of its Snoqualmie Ballroom and Yukon Restaurant in February 1998. In addition, the Hotel will be adding coffee makers, reading chairs, and ergonomic workstations to its guest rooms in 1998. The current outlook for the Seattle area remains strong due to continued growth of large companies such as Boeing and Microsoft in the region.

 Tampa Westshore

  The Tampa Marriott Westshore Hotel experienced a 2% increase in revenues to $4.6 million in 1997 as compared to 1996. REVPAR increased 9% to $87 in 1997 due to an $8 increase in the average room rate to $108 coupled with a two percentage point increase in average occupancy to 81%. Rooms revenues increased 7%, or $500,000, in 1997 when compared to 1996. This increase was partially offset by an increase in repairs and maintenance expense related to the air conditioning system. In 1998, the Hotel plans to replace the cooling tower related to the air conditioning system. In early 1997, the Hotel completed the third phase of the rooms renovation project that replaced the furniture in approximately 108 guest rooms. All the guest rooms now feature new furniture. During the summer of 1998, the Hotel plans to replace the guest room carpet, draperies, and bedspreads. These improvements will enable the Hotel to compete more effectively in the Tampa market in the future.

                                 PHLP Supp-46

 Greensboro

  In 1997, the Greensboro Hotel's revenues increased 4% to $4.7 million when compared to 1996. REVPAR increased 7% to $80 due to increases in the average room rate of $3 to $101 and in average occupancy of three percentage points to 79%. The increase in occupancy was primarily due to the addition of 2,000 new contract roomnights. During 1997, the Hotel filled an open Director of Marketing position that has helped increase revenues at the Hotel, especially revenue from group and contract sales. In early 1997 the Hotel renovated the restaurant, and in 1998 the Hotel will replace fixtures and tiles in all its guest bathrooms. The Partnership expects the Greensboro market to continue to improve in 1998 due to the increased popularity of the North Carolina furniture market.

 Miami Biscayne Bay

  Miami Biscayne Bay Hotel revenues for 1997 increased an impressive 18% to $9.1 million when compared to 1996 due primarily to increased rooms revenues. REVPAR for 1997 increased 13% to $80 when compared to 1996 due to a $10 increase in average room rate to $97 and a one percentage point increase in average occupancy to 83%. In 1997, the Hotel reduced its lower-rated airline contract roomnights by approximately 19,000 roomnights and replaced a majority of these roomnights with higher-rated corporate roomnights. During 1997, the Hotel sold 64% corporate-rated rooms and 36% group and contract-rated rooms as compared to 1996 when the Hotel sold 55% corporate-rated rooms and 45% group and contract-rated rooms. During 1997, the Hotel replaced the furniture in its guest rooms. During the summer of 1998, the Hotel plans to renovate the lobby, restaurant and lounges.

 Raleigh

  In 1997, revenues increased 4% to $5.2 million for the Raleigh Hotel as compared to 1996. REVPAR increased 6% to $76 due to a 7% increase in the average room rate to $94. Average occupancy declined slightly to 81%. The increase in average room rate was due to a $10 increase in the corporate rate in 1997 to $119 as well as increases in some of the Hotel's special corporate rates. During 1997, the Hotel began projects to expand its restaurant and to convert its lounge to additional meeting space. These projects will be completed in early 1998. Additionally, the Hotel plans to replace its ballroom carpeting and create a Hotel business center in 1998. The Hotel currently is marketing to local universities to attract weekend business during the fall sports season.

 Houston Medical Center

  Revenues for the Houston Medical Center Hotel increased an impressive 20% to $5.4 million in 1997 when compared to 1996. REVPAR increased 12% to $75 due to a 12% increase in average room rate to $97 and a one percentage point increase in average occupancy to 78%. The Hotel increased its corporate room rate by $20 to $149 in 1997. Rooms revenues increased 13% due to the increase in the average room rate. In 1998, the Hotel plans to complete a rooms renovation that will replace the bedspreads, drapery, upholstery, carpet, and furniture in all its guest rooms. This renovation will enable the Hotel to have a more competitive product, and the General Partner anticipates that it will allow the Hotel to increase its average room rate further in the future.

 Albuquerque

  Although REVPAR increased $1 to $70, revenues for the Albuquerque Hotel decreased slightly in 1997 to $4.8 million when compared to the prior year. The increase in REVPAR was due to the 13% increase in average room rate to $97 offset significantly by the eight percentage point decrease in average occupancy to 72%. The decrease in revenues was due to the increase in salaries and wages expenses related to the addition of a director of group sales and the increase in sales promotion costs. These costs were necessary to address the declining average occupancy. During 1998, the Hotel plans to replace a major portion of the roof on the building and renovate the Allies American Grille restaurant.

                                 PHLP Supp-47

1997 COMPARED TO 1996 COMBINED RESULTS OF OPERATIONS

  Hotel Revenues: Hotel revenues increased 10% to $50.3 million in 1997 primarily due to an increase in REVPAR at each of the Partnership's Hotels in 1997 when compared to 1996.

  Hotel Sales: Hotel sales increased 5% to $150.5 million in 1997 due to increased rooms sales in 1997. The combined average room rate increased 9% to $105 while combined average occupancy remained stable at 79%.

  Direct Hotel Expenses: Direct hotel expenses increased 3% to $100.2 million in 1997. The increase in direct hotel expenses is due to higher variable costs related to the increase in hotel sales. However, direct hotel expenses as a percentage of hotel sales decreased to 67% in 1997 from 68% in 1996.

  Depreciation: Depreciation increased in 1997 due to property and equipment additions, and the change in the estimated useful lives of certain assets.

  Management Fees: Incentive and base management fees increased 12% to $8.4 million and 5% to $4.5 million, respectively, in 1997 due to the corresponding increase in hotel sales.

  Net Loss: Net loss increased 53% to $2.8 million in 1997. The increase in net loss primarily is attributable to increased depreciation expense on the Partnership's property and equipment and an increase in management fees in 1997 as compared to 1996.

1996 COMPARED TO 1995

 Mountain Shadows

  REVPAR for 1996 increased 5% to $99. This increase was due to a 3% increase in the average room rate to $124 combined with a two percentage point increase in occupancy to 80%. Hotel revenues for 1996 increased 4% to $6.2 million. The increase in average room rate and hotel revenues is due to the Hotel's successful efforts in shifting business from lower rated group business to higher transient rates. The Hotel's marketing promotions include a newsletter to 3,000 past customers as well as newspaper advertising in key cities such as Los Angeles, Chicago and New York.

 Seattle

  Hotel revenues increased 7% to $8.5 million in 1996 when compared to the prior year due to an increase in REVPAR of 4% to $82. The increase in REVPAR was due to a $6 increase in average room rate to $105 partially offset by a one percentage point decrease in occupancy to 78%. The increase in the average room rate is the result of the strong transient demand in the growing Seattle economy. The local economy is tied to the global aerospace industry as well as the availability of raw timber products. Current projections for each of these industries are strong and indicate steady growth and reliability.

 Tampa Westshore

  The Tampa Westshore Hotel experienced a 10% increase in REVPAR to $80 for 1996 as compared to 1995. This increase was due to a 6% increase in the average room rate to $100 coupled with a two percentage point increase in average occupancy to 79%. The increase in average room rate is attributable to strong market demand and the successful efforts of Hotel management in restricting discounted corporate rates. An increase in transient business contributed to the increase in average occupancy. In early 1997, the Hotel completed the third phase of a rooms renovation project which replaced the furniture in approximately 108 guest rooms. All 311 guest rooms now have new furniture which will enable the Hotel to compete more effectively in the Tampa market.

                                 PHLP Supp-48

 Greensboro

  For 1996, REVPAR decreased slightly to $75 when compared to 1995. The average room rate increased 6% to $98; however, this increase was offset by a six percentage point decline in average occupancy to 76% as a result of new competition in the Greensboro area. Hotel revenues decreased 5% to $4.5 million primarily due to the decline in occupancy. In 1996, the Hotel facade was painted, and in early 1997 a renovation of the restaurant was completed.

 Miami Biscayne Bay

  REVPAR for 1996 increased slightly to $71 when compared to 1995 due to a four and one-half percentage point increase in average occupancy to 82% partially offset by a 3% decrease in the average room rate to $87. The increase in average occupancy was due to the addition of a new contract with United Airlines for 13,000 room nights in 1996. Hotel revenues decreased 7% to $7.7 million primarily due a decrease in catering profits as a result of business associated with the 1995 Superbowl not recurring in 1996. During 1996, the Hotel installed new carpet in the ballrooms and in selected corridors. During 1997, the remaining corridors will receive new carpet, and 285 rooms will undergo a redo which will include new carpet and mattresses.

 Raleigh

  In 1996, REVPAR increased 9% to $72, due to a 9% increase in average room rate to $88 while the average occupancy remained stable at 82%. The increase in average room rate was due to a $10 increase in the corporate rate in 1996. Hotel revenues increased 16% to $5 million primarily due to the increase in average room rates. During 1996, the Hotel completed a rooms renovation which replaced the furniture in 375 guest rooms.

 Houston Medical Center

  REVPAR for 1996 increased 5% to $67 when compared to 1995 due to the 2% increase in average room rate to $87 and a two percentage point increase in average occupancy to 77%. Hotel revenues increased 10% to $4.5 million in 1996. These increases were due to strong demand in the medical markets, increased business due to city wide conventions and success in shifting lower rated business to higher corporate rates.

 Albuquerque

  Hotel revenues for 1996 increased slightly to $5.0 million when compared to the prior year primarily due a 3% increase in REVPAR to $69. The increase in REVPAR is primarily due to a one and one-half percentage point increase in average occupancy to 80% as a result of increased transient demand in the Albuquerque market. The average room rate remained stable at $86. The Hotel is focusing its marketing efforts on increasing weekend group business. During 1997, the Hotel will complete a renovation of its meeting rooms.

1996 COMPARED TO 1995 COMBINED RESULTS OF OPERATIONS

  Hotel Revenues: Hotel revenues decreased 9% to $45.9 million in 1996 primarily due to the sale of the Dallas Hotel in 1995. For the eight hotels which were owned by the Partnership continuously throughout 1996 and 1995 (Albuquerque, Greensboro, Houston, Miami Biscayne Bay, Mountain Shadows, Raleigh, Seattle, and Tampa (the "Combined Hotels")), Combined Hotel revenues increased 4% in 1996 due to an increase in Combined Hotel sales.

  Hotel Sales: Hotel sales decreased 6% to $143.3 million in 1996 due to the sale of the Dallas Hotel in 1995. Combined Hotel sales increased 5% in 1996 through a 3% increase in the Combined Hotel average room rate to $96 and a slight increase in the Combined Hotel average occupancy to 79%.

  Direct Hotel Expenses: Direct hotel expenses decreased 5% to $97.5 million in 1996 due to the sale of the Dallas Hotel. Combined direct hotel expenses increased 5% in 1996. The increase in Combined direct hotel

                                 PHLP Supp-49
expenses is due to an increase in variable costs related to the increase in Combined Hotel sales. Furthermore, direct hotel expenses as a percentage of Hotel sales increased to 68% in 1996 from 67% in 1995.

  Management Fees: Incentive and base management fees decreased 14% to $7.5 million and 6% to $4.3 million, respectively, in 1996 due to a corresponding decrease in hotel sales.

  Property Taxes: Property taxes decreased 25% to $3.1 million in 1996 due to the sale of the Dallas Hotel in 1995.

  Interest Expense: Interest expense decreased 17% to $24.6 million in 1996 due to lower principal balances in 1996 and a lower average interest rate on the Bank Loan in 1996.

  Net Income: Net income decreased 101% to a net loss of $1.8 million in 1996. The decrease is due to the recognition of the gain on the sale of the Dallas Hotel of $24.6 million and the gain on forgiveness of deferred fees of $146.3 million in 1995.

CAPITAL RESOURCES AND LIQUIDITY

  The Partnership's financing needs have historically been funded through loan agreements with independent financial institutions, Host Marriott Corporation ("Host Marriott") and its affiliates or Marriott International, Inc. ("Marriott International") and its affiliates. The general partner believes that the Partnership will have sufficient capital resources and liquidity to continue to conduct its business in the ordinary course.

 Principal Sources and Uses of Cash

  The Partnership reported a decrease in cash and cash equivalents of $2.6 million during the first two quarters 1998. This decrease was due to the use of cash for investing and financing activities partially offset by cash provided by operating activities. The Partnership reported a decrease in cash and cash equivalents of $2.0 million for 1997. This decrease was due to the use of cash for investing and financing activities partially offset by cash provided by operating activities.

  The Partnership's principal source of cash is cash from operations. Total cash provided by operations remained steady at $18.0 million, for the twenty-four weeks ended June 19, 1998, when compared to the first two quarters 1997. Total cash provided by operations increased $1.5 million, to $20.9 million, for 1997 due to improved Hotel operating results. Total cash provided by operations was $19.4 million and $14.8 million for 1996 and 1995, respectively.

  The Partnership's principal uses of cash are to (i) pay for capital expenditures and to fund the property improvement funds, (ii) make deposits to restricted cash accounts, (iii) pay debt service on the Partnership's mortgage debt, and (iv) pay amounts owed to Host Marriott and Marriott International.

  Cash used in investing activities was $4.1 million for the first two quarters 1998, and $4.2 million for the first two quarters 1997. Cash used in investing activities for the first two quarters 1998, included capital expenditures of $3.4 million primarily related to furniture, fixtures, and equipment renewals and replacements at the Hotels. Cash used in investing activities decreased to $7.8 million in 1997 from $10.2 million in 1996. Cash used in investing activities included cash paid for FF&E of $7.3 million in 1997 compared to $9.9 million in 1996. Cash used in investing activities was $10.2 million in 1996, and cash provided by investing activities was $37.2 million in 1995 due to proceeds received from the gain on the sale of the Dallas Hotel.

  Cash used in financing activities was $16.5 million and $18.1 million for the first two quarters 1998 and 1997, respectively. Cash used in financing activities for the first two quarters 1998, included repayments to Host Marriott and affiliates of $4.6 million and repayments on the Partnership's mortgage debt of $3.8 million. Cash used in financing activities increased to $15.1 million in 1997 from $10.0 million in 1996. Cash used in financing activities for 1997 included repayments on the Partnership's mortgage debt of $7.2 million, repayments to Host

                                 PHLP Supp-50

Marriott and affiliates of $6.1 million, and net deposits to restricted cash accounts of $1.8 million. Cash used in financing activities was $10.0 million and $53.8 million in 1996 and 1995, respectively. In 1995, the Partnership repaid $59 million on its mortgage on the Bank Hotels primarily from proceeds from the sale of the Dallas Hotel and from a $10 million advance from Host Marriott under the Bank Guaranty.

  No cash was distributed to the partners during the First Two Quarters 1998, or the First Two Quarters 1997. No cash was distributed to the Partners for the years ended December 31, 1997, 1996 and 1995. Since all cash flow from the Partnership's hotels is utilized to pay Partnership obligations, no cash is expected to be available for distribution to the partners for the foreseeable future.

 Capital Expenditures

  It is anticipated that shortfalls in the property improvement fund for the six hotels financed with the Bank Loan, as defined below, will occur in 1999. The General Partner is currently working to resolve the expected shortfalls.

 Debt

  The Partnership's financing needs are funded through loan agreements with
(i) The Mitsui Trust and Banking Company (the "Bank Lender"), (ii) Host Marriott and its affiliates, and (iii) Marriott International and its affiliates.

  Total Partnership interest expense increased 4% to $11.9 million for the first two quarters 1998, when compared to the same period in 1997 primarily due to increased interest expense on the mortgage loan (the "Bank Loan"). The weighted average interest rate on the Bank Loan was 8.3% for the first two quarters 1998, as compared to 7.4% for the comparable period in 1997.

  On June 22, 1998, the Partnership made the required Bank Loan principal payment of $3.0 million. Thus, as of June 22, 1998, the Bank Loan principal balance is $165.9 million.

  The Bank Loan was scheduled to mature on December 22, 1998; however, an additional one-year extension was available. As required under the Bank Loan, the Partnership provided notice of its intent to extend the loan along with adequate debt service coverage tests to extend the Bank Loan maturity to December 22, 1999.

  Pursuant to the terms of the restated Bank Loan, operating profit, as defined, and the subordinated portion of the base management fee in excess of debt service for the six hotels financed with the Bank Loan must be held in a collateral account with the lender. After the end of each fiscal year, excess cash remaining in the collateral account is applied to repay Bank Loan principal, advances under the $26 million debt service guaranty (the "Bank Guaranty") provided by Host Marriott and, depending upon the unadvanced balance of the Bank Guaranty, deferred base management fees to Marriott International. As a result, on February 23, 1998, the Partnership repaid $3.8 million in principal on the Bank Loan, $2.2 million to Host Marriott on the Bank Guaranty, and $1.5 million to Marriott International for deferred base management fees using amounts in the collateral account. As of June 19, 1998, the balance of the Bank Loan was $168.9 million, $21.6 million was available under the Bank Guaranty, and deferred base management fees payable to Marriott International were $2.4 million.

  In connection with the restructuring of the Bank Loan, Host Marriott agreed to provide an additional guaranty (the "Interest Guaranty") for $12 million to cover any shortfalls in the payment of interest after application of all cash flow available for debt service. Advances with respect to interest will be made first under the Interest Guaranty and then under the Bank Guaranty or an equivalent "backup" guaranty provided by Marriott International. No amounts have been advanced under the Interest Guaranty. Additionally, in early 1998, in accordance with the terms of the Interest Guaranty, the amount available was reduced from $8 million to $4 million.

                                 PHLP Supp-51

  Host Marriott advanced funds (the "Host FF&E Loans") to the Partnership from 1991 through 1994 for the purchase of FF&E. The loans are secured by payments from Marriott International under leases from the Partnership for FF&E replacements. On February 9, 1998, Marriott International repaid $1.5 million of principal to the Partnership on these leases, and the Partnership subsequently repaid $1.4 million of principal to Host Marriott on the Host FF&E Loans. Therefore, as of June 19, 1998, the balance of the Host FF&E Loans was $1.5 million.

INFLATION

  For the three fiscal years ended December 31, 1997, the rate of inflation has been relatively low and, accordingly, has not had a significant impact on the Partnership's revenues and net losses before extraordinary items. However, the Hotel's room rates and occupancy levels are sensitive to inflation, and the amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

YEAR 2000 ISSUES

  Over the last few years, Host Marriott Corporation, the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

  However, the Partnership does rely upon accounting software used by the Managers of its properties to obtain financial information. The General Partner believes that the managers have begun to implement changes to the property specific software to ensure the software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.

                                 PHLP Supp-52

                              FINANCIAL STATEMENTS


                                  PHLP Supp-53

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF POTOMAC HOTEL LIMITED PARTNERSHIP:

  We have audited the accompanying balance sheet of Potomac Hotel Limited Partnership, a Delaware limited partnership, (the "Partnership") as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements referred to below are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Hotel Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.,
March 4, 1998

                                 PHLP Supp-54

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                            1997       1996
                                                          ---------  ---------
                         ASSETS
Property and equipment, net.............................. $ 154,253  $ 155,412
Due from Marriott International, Inc. and affiliates.....    10,173     10,870
Restricted cash..........................................     6,351      4,507
Property improvement funds...............................     3,792      3,141
Deferred financing costs, net............................       473        709
Cash and cash equivalents................................     3,182      5,228
                                                          ---------  ---------
                                                          $ 178,224  $ 179,867
                                                          =========  =========
            LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt.......................................... $ 172,667  $ 179,837
  Due to Host Marriott Corporation and affiliates........   125,549    124,370
  Incentive and base management fees due to Marriott
   International, Inc....................................    25,868     17,172
  Due to Marriott International, Inc. and affiliates.....       398      1,956
  Accrued interest and other liabilities.................       864        829
                                                          ---------  ---------
      Total Liabilities..................................   325,346    324,164
                                                          ---------  ---------
PARTNERS' DEFICIT
  General Partner
    Capital contribution.................................   172,093    172,093
    Cumulative net losses................................   (20,408)   (20,380)
    Cumulative withdrawals...............................  (186,527)  (186,527)
                                                          ---------  ---------
                                                            (34,842)   (34,814)
                                                          ---------  ---------
  Limited Partners
    Capital contributions, net of offering costs.........    15,600     15,600
    Cumulative net losses................................  (127,880)  (125,083)
                                                          ---------  ---------
                                                           (112,280)  (109,483)
                                                          ---------  ---------
      Total Partners' Deficit............................  (147,122)  (144,297)
                                                          ---------  ---------
                                                          $ 178,224  $ 179,867
                                                          =========  =========

                       See Notes to Financial Statements.

                                  PHLP Supp-55

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                   1997      1996      1995
                                                 --------  --------  --------
REVENUES
  Hotel (Note 3)................................ $ 50,323  $ 45,853  $ 50,598
                                                 --------  --------  --------
OPERATING COSTS AND EXPENSES
  Depreciation..................................    8,430     5,473     5,912
  Incentive management fee......................    8,408     7,477     8,651
  Base management fee...........................    4,515     4,300     4,597
  Property taxes................................    3,071     3,081     4,082
  Ground rent, insurance and other..............    4,843     3,624     3,914
                                                 --------  --------  --------
                                                   29,267    23,955    27,156
                                                 --------  --------  --------
OPERATING PROFIT................................   21,056    21,898    23,442
  Interest expense..............................  (24,596)  (24,582)  (29,431)
  Other revenue.................................      715       843     1,448
  Gain on sale of Dallas Hotel..................      --        --     24,586
                                                 --------  --------  --------
NET (LOSS) INCOME BEFORE EXTRAORDINARY ITEM.....   (2,825)   (1,841)   20,045
EXTRAORDINARY ITEM
  Gain on forgiveness of deferred fees..........      --        --    146,303
                                                 --------  --------  --------
NET (LOSS) INCOME............................... $ (2,825) $ (1,841) $166,348
                                                 ========  ========  ========
ALLOCATION OF NET (LOSS) INCOME
  General Partner............................... $    (28) $    (18) $  7,612
  Limited Partners..............................   (2,797)   (1,823)  158,736
                                                 --------  --------  --------
                                                 $ (2,825) $ (1,841) $166,348
                                                 ========  ========  ========
NET (LOSS) INCOME BEFORE EXTRAORDINARY ITEM PER
 LIMITED PARTNER UNIT (1,800 UNITS)............. $ (1,554) $ (1,013) $  7,720
                                                 ========  ========  ========
NET (LOSS) INCOME PER LIMITED PARTNER UNIT
 (1,800 UNITS).................................. $ (1,554) $ (1,013) $ 88,187
                                                 ========  ========  ========


                       See Notes to Financial Statements.

                                  PHLP Supp-56

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                   STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                GENERAL    LIMITED
                                                PARTNER   PARTNERS     TOTAL
                                                --------  ---------  ---------
Balance, December 31, 1994..................... $(44,408) $(266,396) $(310,804)
  Net income...................................    7,612    158,736    166,348
  Capital contribution from forgiveness of
   debt........................................    2,000        --       2,000
                                                --------  ---------  ---------
Balance, December 31, 1995.....................  (34,796)  (107,660)  (142,456)
  Net loss.....................................      (18)    (1,823)    (1,841)
                                                --------  ---------  ---------
Balance, December 31, 1996.....................  (34,814)  (109,483)  (144,297)
  Net loss.....................................      (28)    (2,797)    (2,825)
                                                --------  ---------  ---------
Balance, December 31, 1997..................... $(34,842) $(112,280) $(147,122)
                                                ========  =========  =========



                       See Notes to Financial Statements.

                                  PHLP Supp-57

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     1997     1996      1995
                                                    -------  -------  --------
OPERATING ACTIVITIES
 Net (loss) income................................. $(2,825) $(1,841) $166,348
 Extraordinary item................................     --       --    146,303
                                                    -------  -------  --------
 Net (loss) income before extraordinary item.......  (2,825)  (1,841)   20,045
 Noncash items:
  Deferred incentive and base management fees......   8,696    7,737     9,435
  Depreciation.....................................   8,430    5,473     5,912
  Interest on amounts due to Host Marriott
   Corporation and affiliates......................   7,084    6,892     6,235
  Amortization of financing costs as interest......     236      237       310
  Loss on disposition of property and equipment....     --       136       103
  Interest on amounts due to an affiliate of
   Marriott International, Inc.....................     --        29       --
  Gain on sale of the Dallas Hotel.................     --       --    (24,586)
 Changes in operating accounts:
  Due from/to Marriott International, Inc. and
   affiliates......................................    (985)     541    (2,719)
  Accrued interest and other liabilities...........     250      180        77
                                                    -------  -------  --------
   Cash provided by operating activities...........  20,886   19,384    14,812
                                                    -------  -------  --------
INVESTING ACTIVITIES
 Additions to property and equipment, net..........  (7,271)  (9,924)   (4,976)
 Change in property improvement funds..............    (651)     (63)   (2,590)
 Working capital received from (funded to) Marriott
  International, Inc. and affiliates, net..........     168     (262)      400
 Net proceeds from sale of the Dallas Hotel........     --       --     44,403
                                                    -------  -------  --------
  Cash (used in) provided by investing activities..  (7,754) (10,249)   37,237
                                                    -------  -------  --------
FINANCING ACTIVITIES
 Principal repayments on mortgage debt.............  (7,170)  (6,163)  (59,000)
 (Repayments to) advances from Host Marriott
  Corporation and affiliates, net..................  (6,120)  (4,670)    3,319
 Change in restricted cash.........................  (1,844)  (1,559)   (2,948)
 (Repayments to) advances from affiliates of
  Marriott International, Inc......................     (44)     (37)      350
 Collection of amounts due from Marriott
  International, Inc...............................     --     2,383     5,755
 Payment of financing costs........................     --       --     (1,112)
 Increase in amounts due from Marriott
  International, Inc...............................     --       --       (157)
                                                    -------  -------  --------
  Cash used in financing activities................ (15,178) (10,046)  (53,793)
                                                    -------  -------  --------
DECREASE IN CASH AND CASH EQUIVALENTS..............  (2,046)    (911)   (1,744)
CASH AND CASH EQUIVALENTS at beginning of year.....   5,228    6,139     7,883
                                                    -------  -------  --------
CASH AND CASH EQUIVALENTS at end of year........... $ 3,182  $ 5,228  $  6,139
                                                    =======  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for mortgage and other interest......... $17,046  $17,528  $ 22,555
                                                    =======  =======  ========
NONCASH FINANCING ACTIVITIES:
Forgiveness of obligations due to General Partner
 accounted for as a capital contribution........... $   --   $   --   $  2,000
                                                    =======  =======  ========

                       See Notes to Financial Statements.

                                  PHLP Supp-58

                       POTOMAC HOTEL LIMITED PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

  Potomac Hotel Limited Partnership (the "Partnership") was formed in Delaware on December 17, 1981, to acquire, develop, own, and operate up to 11 Hotels (the "Hotels"). On July 16, 1982, 1,800 limited partnership interests ("Units") were sold pursuant to a public offering at $10,000 per unit. The Partnership commenced operations on July 17, 1982. The Hotels are operated as part of the Marriott full-service hotel system and are managed by Marriott International, Inc. ("Marriott International") or Marriott Hotel Services, Inc. ("MHSI"), which is a subsidiary of Marriott International, (collectively the "Managers"). The sole general partner of the Partnership is Host Marriott Corporation ("Host Marriott" or the "General Partner").

  The General Partner contributed five existing hotels (including one undergoing substantial renovation), three hotels under construction, and sites for three hotels planned to be developed to the Partnership in exchange for $186,527,000 and a 1% General Partner interest. These funds were borrowed by the Partnership under a loan agreement (see Note 6). The Partnership completed the development and construction of its final hotel during 1984. On January 31, 1986, the Partnership sold its 307-room Denver West Hotel to Host Marriott in accordance with provisions of the loan agreement and the partnership agreement. As discussed in Note 6, foreclosures on the Raleigh, Tampa, and Point Clear Hotels occurred in 1993 and 1994. In 1994, the Partnership repurchased the Raleigh and Tampa Hotels using proceeds from two loans advanced by a subsidiary of Host Marriott. On August 22, 1995, the Partnership sold its Dallas Hotel to a wholly-owned subsidiary of Host Marriott and used the proceeds to repay a portion of its mortgage debt in connection with the restructuring of the Bank Loan, as described in Note 6. As of December 31, 1997, the Partnership owned and operated eight hotels located in the following cities: Albuquerque, New Mexico; Greensboro, North Carolina; Houston, Texas; Miami, Florida; Raleigh, North Carolina; Scottsdale, Arizona; Seattle, Washington; and Tampa, Florida.

 Partnership Allocations and Distributions

  The partnership agreement provides for the distribution of cash and the allocation, for tax purposes, of operating income, gains and losses, and deductions and credits among the partners. Except for all cash proceeds attributable to the replacement of furniture, fixtures and equipment ("FF&E") as well as depreciation and interest on indebtedness (all of which are specially allocated to the General Partner by the partnership agreement), profits and losses are allocated between the partners as follows:

                                                                  PROFITS LOSSES
                                                                  ------- ------
      General Partner............................................    25%     1%
      Limited Partners...........................................    75%    99%

  Any future distributions of cash will be made in the same percentages that profits and losses are allocated.

  Gains (for financial statement purposes) from the sale or other disposition of Partnership property are allocated (i) first, to the partners with negative capital accounts in proportion to their capital investment balances and (ii) thereafter 25% to the General Partner and 75% to the limited partners.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

  The Partnership records are maintained on the accrual basis of accounting, and its fiscal year coincides with the calendar year.

                                 PHLP Supp-59

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Working Capital and Supplies

  Pursuant to the terms of the Partnership's management agreements discussed in Note 8, the Partnership is required to provide the Managers with working capital and supplies to meet the operating needs of the Hotels. The Managers convert cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Managers. Upon the termination of the agreements, it is expected that the working capital and supplies will be converted into cash and returned to the Partnership or transferred to a subsequent owner or operator for consideration. As a result of these conditions, the individual components of working capital and supplies controlled by the Managers are not reflected in the accompanying balance sheet.

 Revenues and Expenses

  Hotel revenues represent house profit of the Partnership's Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotels to the Managers. House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation, base and incentive management fees, property taxes, ground rent, insurance, and certain other costs, which are disclosed separately in the statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $100.2 million, $97.5 million and $102.6 million for the year ended December 31, 1997, 1996 and 1995, respectively and will have no impact on operating profit or net income.

 Property and Equipment

  Property and equipment is recorded at the cost incurred directly by the Partnership or at the cost incurred by the General Partner in the case of those assets contributed by the General Partner. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

      Buildings and improvements.....................................   40 years
      Leasehold improvements.........................................   40 years
      Furniture and equipment........................................ 4-10 years

  The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties will be less than their net book value. If a property is impaired, its basis is adjusted to fair market value.

                                 PHLP Supp-60

 Deferred Financing Costs

  Deferred financing costs consist of legal and accounting fees and other costs incurred in connection with obtaining Partnership financing. Financing costs are amortized using the straight-line method, which approximates the effective interest rate method, over the life of the mortgage debt. As of December 31, 1997 and 1996, deferred financing costs totaled $1,256,000. Accumulated amortization of deferred financing costs as of December 31, 1997 and 1996, was $783,000 and $547,000, respectively.

 Cash and Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Income Taxes

  Provision for federal and state income taxes has not been made in the accompanying financial statements because the Partnership does not pay income taxes but, rather, allocates profits and losses to the individual partners. Significant differences exist between the net income or loss for financial reporting purposes and the net income or loss as reported in the Partnership's tax return. These differences are due primarily to the use for tax purposes of differing useful lives and accelerated depreciation methods for assets, differing bases in contributed capital, and differing timings of the recognition of management fee expenses. As a result of these differences, the excess of the net liabilities reported on a tax basis over the net liabilities reported in the accompanying financial statements was $36 million as of December 31, 1997, and $46 million as of December 31, 1996.

 Statement of Financial Accounting Standards

  In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

 Reclassifications

  Certain reclassifications were made to the prior years financial statements to conform to the current year presentation.

NOTE 3. REVENUES

  Hotel revenues consist of the following hotel operating results for the three years ended December 31 (in thousands):

                                                       1997     1996     1995
                                                     -------- -------- --------
   HOTEL SALES
     Rooms.......................................... $ 95,761 $ 89,916 $ 94,654
     Food and beverage..............................   43,385   42,111   46,605
     Other..........................................   11,348   11,315   11,977
                                                     -------- -------- --------
                                                      150,494  143,342  153,236
                                                     -------- -------- --------
   HOTEL EXPENSES
     Departmental direct costs
       Rooms........................................   23,556   22,619   23,443
       Food and beverage............................   33,231   32,863   35,569
     Other hotel operating expenses.................   43,384   42,007   43,626
                                                     -------- -------- --------
                                                      100,171   97,489  102,638
                                                     -------- -------- --------
   HOTEL REVENUES................................... $ 50,323 $ 45,853 $ 50,598
                                                     ======== ======== ========

                                 PHLP Supp-61

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following as of December 31 (in thousands):

                                                               1997      1996
                                                             --------  --------
   Land..................................................... $ 10,444  $ 10,444
   Building and improvements................................  194,661   191,449
   Furniture and equipment..................................   26,758    22,699
                                                             --------  --------
                                                              231,863   224,592
   Less accumulated depreciation............................  (77,610)  (69,180)
                                                             --------  --------
                                                             $154,253  $155,412
                                                             ========  ========

NOTE 5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.

                               AS OF DECEMBER 31, 1997  AS OF DECEMBER 31, 1996
                               ------------------------ ------------------------
                                            ESTIMATED                ESTIMATED
                                CARRYING       FAIR      CARRYING       FAIR
                                 AMOUNT       VALUE       AMOUNT       VALUE
                               ----------- ------------ ----------- ------------
                                    (IN THOUSANDS)           (IN THOUSANDS)
   DEBT AND OTHER LIABILITIES
   Mortgage debt.............  $   172,667 $   173,474  $   179,837 $   177,695
   Due to Host Marriott
    Corporation and
    affiliates...............      122,356      40,803      118,280      41,313
   Due to Marriott
    International, Inc. and
    affiliates...............       26,168       3,208       17,515       2,086

  The estimated fair value of mortgage debt is based on the expected future debt service payments, discounted at estimated market rates adjusted for the presence of debt service guaranties. "Due to Host Marriott Corporation and affiliates" and "Due to Marriott International, Inc. and affiliates" are valued based on the expected future payments from operating cash flow discounted at risk adjusted rates.

NOTE 6. DEBT

 Host Marriott Guaranty

  The Partnership originally entered into a loan agreement dated January 14, 1982, (the "Original Loan") which funded up to $348 million to finance the acquisition and development of the Hotels. In connection with the Original Loan, the General Partner agreed to advance up to $42.6 million to cover debt service shortfalls (the "Host Marriott Guaranty"). The General Partner advanced a total of $33.4 million under the Host Marriott Guaranty. The Partnership repaid $22.3 million and $5 million from the proceeds of the S&L Loan and the Bank Loan, respectively, as defined below. Therefore, as of December 31, 1997, $6.1 million plus accrued interest was outstanding related to the Host Marriott Guaranty.

 Savings and Loan Association Loan

  On February 28, 1985, the Partnership borrowed $103 million (the "S&L Loan") from a savings and loan association (the "S&L Lender") to refinance the loans on three of its hotels located in Raleigh, North Carolina; Tampa, Florida; and Point Clear, Alabama (the "S&L Hotels") and to repay a portion of the Host Marriott Guaranty ($22.3 million). The S&L Loan, with an original maturity of March 1, 2000, bore interest at 2.75% over the monthly average rate on six-month Treasury Bills (subject to a 9% floor and a 16% ceiling). For the years 1989 through 1992, the S&L Lender, the Manager, and the General Partner agreed to several modifications including (i) reductions in the interest rate, (ii) reductions in the base management fees paid to the Manager, (iii) increases in the debt service guaranty provided by Host Marriott (the "S&L Guaranty"), and
(iv) Host Marriott's subordination of cash flow generated from the Host Marriott owned 66-room addition to the Raleigh Hotel.

                                 PHLP Supp-62

 Bank Loan

  On December 22, 1987, the Partnership borrowed $245 million (the "Bank Loan") from The Mitsui Trust and Banking Company (the "Bank Lender") to repay the outstanding indebtedness on seven of its Hotels (the "Bank Hotels"), a portion of the Host Marriott Guaranty ($5.0 million), and related transaction costs. The Bank Loan bore interest at an effective fixed rate of 10.37% and required monthly interest payments with the entire principal balance due at maturity.

  The Bank Loan was secured by first priority liens on the Bank Hotels and all related assets, including working capital and supplies advanced to the Manager for each Bank Hotel. The Bank Loan established a priority for distributions of cash from operations, prohibited the Partnership from creating any other liens on the Bank Hotels, and restricted the Partnership from incurring certain other indebtedness. The Bank Loan was non-recourse to the Partnership and its partners, but was supported by a $26 million Host Marriott guaranty (the "Bank Guaranty") and an equivalent Marriott International "backup" guaranty (to be funded only if Host Marriott did not fund its guaranty).

  The Bank Loan matured on December 22, 1994, with a principal balance of $245 million, and was not repaid at that time because the Partnership had insufficient funds to do so. On December 22, 1994, the Partnership entered into a forbearance agreement with the Bank Lender under which the Bank Lender agreed not to exercise its rights and remedies for nonpayment of the Bank Loan on the maturity date until February 24, 1995. The forbearance agreement was subsequently extended until August 22, 1995, to allow the Partnership time to solicit the consent of its limited partners regarding the sale of the Dallas Hotel to a subsidiary of the General Partner in connection with the restructuring of the Bank Loan. In exchange for the Bank Lender's agreement to forbear, the Partnership made monthly interest payments at the one-month London Interbank Offered Rate ("LIBOR") rate plus two percentage points for the period December 22, 1994, through June 21, 1995, and at the one-month LIBOR rate plus two-and-one-quarter percentage points for the period June 22, 1995, through August 21, 1995.

 Restructured Bank Loan

  On August 22, 1995, the General Partner and the Bank Lender successfully completed the restructuring and extension of the Bank Loan. The principal terms of the restructured Bank Loan are as follows: (i) the General Partner advanced $10 million under the Bank Guaranty, which was used to pay down principal on the Bank Loan (advances under the Bank Guaranty bear interest at an annual rate equal to the prime rate, as announced by Bankers Trust Company); (ii) the Partnership used $44 million of proceeds from the sale of the Dallas Hotel to repay principal on the Bank Loan; (iii) the maturity of the Bank Loan was extended to December 22, 1997, with two additional one-year extensions available if certain debt service coverage tests are met; (iv) semi-annual payments of interest at the six-month LIBOR rate plus 1.5 percentage points and annual payments of principal of $5 million during the first three years of the restructured loan and $6 million during any extension periods; (v) the General Partner's liability under the Bank Guaranty remained at $26 million (subject to a credit for the advance of $10 million described in (i) above); (vi) Marriott International continued its "backup" guaranty ( the "Marriott International Backup Guaranty"), under which Marriott International agreed to advance any amounts not advanced by Host Marriott under the Bank Guaranty; (vii) Host Marriott (but not Marriott International) agreed to an additional guaranty (the "Interest Guaranty") for $12 million to cover any shortfalls in the payment of interest after application of all cash flow available for debt service (advances in respect to interest will be made first under the Interest Guaranty then under the Bank Guaranty or the Marriott International Backup Guaranty); (viii) the Interest Guaranty is to be reduced each year by $4 million less any Interest Guaranty advances as of the date such reduction is to occur and the Interest Guaranty will be increased by $4 million for each extension period, if applicable (the remaining liability under the Bank Guaranty and the Marriott International Backup Guaranty in any event must at least be equal to the scheduled amortization payments due during the extension periods); (ix) all Partnership cash relating to the Bank Hotels (including the Bank Hotels property improvement fund and the subordinated base management fees) collateralize the Bank Loan; (x) the Bank Lender was paid a fee of $573,000 for the successful restructuring of the Bank Loan; and (xi) the Bank

                                 PHLP Supp-63

Lender required Marriott International to terminate the management agreement related to the Bank Hotels (the "Marriott International Management Agreement") and to forgive the deferred balances of base and incentive management fees outstanding as of December 31, 1994. The Partnership recorded an extraordinary gain of $146.3 million in 1995 to recognize the gain which resulted from the forgiveness of the deferred fees. In addition, the Bank Lender required a portion of the base management fee equal to 1% of gross Bank Hotel sales and a portion of the property improvement fund contribution equal to 1% of gross Bank Hotel sales to be subordinated to the payment of debt service.

  The Bank Loan was scheduled to mature on December 22, 1997; however, two one-year extensions were available. As required under the Bank Loan, on June 19, 1997, the Partnership provided notice to the lender of its intent to extend the loan along with a debt service coverage ratio calculation with a required ratio greater than 1.2 and successfully extended the Bank Loan maturity to December 22, 1998. An additional one-year extension is available under the Bank Loan, and in order to extend the loan to December 22, 1999, the Partnership must provide notice of its intent to extend the loan along with adequate debt service coverage tests to the lender by June 22, 1998. Based on current debt service coverage tests, the Partnership expects to be able to exercise the additional one-year extension of the loan upon its maturity on December 22, 1998.

  Pursuant to the terms of the restated Bank Loan, operating profit, as defined, and the subordinated portion of the base management fee from the Bank Hotels in excess of debt service must be held in a collateral account with the Bank Lender. After the end of each fiscal year, excess cash remaining in the collateral account is applied as follows: (i) 50% to repay Bank Loan principal and (ii) 50% to pay principal and interest on advances under the Bank Guaranty, until the unadvanced portion of the Bank Guaranty is replenished to a balance of $20.0 million. Thereafter, excess cash in the collateral account is applied as follows: (i) 50% to repay Bank Loan principal, (ii) 25% to pay principal and interest on advances under the Bank Guaranty, and (iii) 25% to repay deferred base management fees to Marriott International.

  As of December 31, 1997 and 1996, the principal balance of the Bank Loan was $172.7 million and $179.8 million, respectively. As of December 31, 1997 and 1996, $8.5 million and $10.0 million including accrued interest, respectively, was outstanding pursuant to the Bank Guaranty. On February 23, 1998, in accordance with the cash flow priorities described in the preceding paragraph, the Partnership repaid $3.8 million in principal on the Bank Loan, $2.2 million to Host Marriott on the Bank Guaranty, and $1.5 million to Marriott International for deferred base management fees using amounts in the collateral account. Therefore, as of February 23, 1998, the balance on the Bank Loan was $168.9 million, $21.6 million was available under the Bank Guaranty, and deferred base management fees payable to Marriott International were $2.1 million. The weighted average interest rate on the Bank Loan was 7.46% for 1997, 7.26% for 1996, and 7.89% for 1995. At December 31, 1997, the
interest rate on the Bank Loan was 8.25%. The weighted average interest rate on the Bank Guaranty was 8.44% for 1997, 8.27% for 1996, and 8.85% for 1995. At December 31, 1997, the interest rate on the Bank Guaranty was 8.50%.

  No amounts were advanced under the Interest Guaranty during 1997. Additionally on December 22, 1997, in accordance with the terms of the Interest Guaranty, the amount available was increased from $4 million to $8 million, and in early 1998, the amount available was reduced to $4 million.

 Raleigh and Tampa Loans

  The Partnership repurchased the Raleigh Hotel and the Tampa Hotel on May 20, 1994, and July 11, 1994, respectively, with funding provided by non-recourse loans to the Partnership from a wholly-owned subsidiary of Host Marriott.

  The non-recourse loan for the Raleigh Hotel totaled $19.4 million to cover the $18.7 million purchase price and closing costs. Under the terms of the loan, $14.0 million of principal ("Raleigh Note A") bears interest at a fixed rate of 10% and requires quarterly payments of interest and principal, based on a 25-year amortization schedule, with a balloon payment due at maturity on May 20, 2001. The remaining principal of $5.4 million

                                 PHLP Supp-64

("Raleigh Note B") bears interest at a fixed rate of 11.5% and matures on May 20, 2006. Cash flow from the Raleigh Hotel is used to pay debt service in the following order of priority: (i) interest on Raleigh Note A, (ii) principal on Raleigh Note A, and (iii) interest on Raleigh Note B. The remaining cash flow is used to pay principal on Raleigh Note B. If cash flow is insufficient to pay interest on Raleigh Note B, the unpaid interest rolls into the Raleigh Note B principal balance annually. As of December 31, 1997 and 1996, the Raleigh Note A principal balance was $13.5 million, and the Raleigh Note B principal balance was $3.8 million and $4.8 million, respectively.

  The non-recourse loan for the Tampa Hotel totaled $16.3 million to cover the $15.7 million purchase price and closing costs. Under the terms of the loan, $10.0 million of principal ("Tampa Note A") bears interest at a fixed rate of 10% and requires quarterly payments of interest and principal, based on a 25-year amortization schedule, with a balloon payment due at maturity on July 11, 2001. The remaining principal of $6.3 million ("Tampa Note B") bears interest at a fixed rate of 11.5% and matures on July 11, 2006. Cash flow from the Tampa Hotel is used to pay debt service in the following order of priority:
(i) interest on Tampa Note A, (ii) principal on Tampa Note A, and (iii) interest on Tampa Note B. The remaining cash flow is used to pay principal on Tampa Note B. If cash flow is insufficient to pay interest on Tampa Note B, the unpaid interest rolls into the Tampa Note B principal balance annually. As of December 31, 1997 and 1996, the Tampa Note A principal balance was $9.7 million, and the Tampa Note B principal balance was $5.4 million and $6.1 million, respectively.

  Both of the Raleigh and Tampa loans are secured by a first priority lien on the building; land (the Partnership's leasehold interest in the case of the Tampa Hotel); furniture, fixtures and equipment; and working capital and supplies advanced to the Manager.

  As of December 31, 1997, required principal payments related to the Raleigh and Tampa Loans are as follows (in thousands):

      YEAR
      ----
      1998.............................................................. $   325
      1999..............................................................     357
      2000..............................................................     393
      2001..............................................................  22,125
      2002..............................................................     --
      Thereafter........................................................   9,200
                                                                         -------
                                                                         $32,400
                                                                         =======

 Furniture, Fixtures and Equipment Loans

  Prior to December 22, 1994, the Bank Loan and Marriott International Management Agreement, as defined in Note 8, required the Partnership to deposit funds in an escrow account (based on a percentage, ranging from 1% to 5%, of Bank Hotel sales) to be used to replace FF&E at the Bank Hotels. Additionally, the Bank Loan required the General Partner to fund up to $30 million of these reserves, if necessary (the "FF&E Guaranty"). The Marriott International Management Agreement contained a similar reserve requirement for the S&L Hotels.

  Host Marriott advanced funds (the "Host FF&E Loans") for the purchase of FF&E for the Bank Hotels from 1991 through 1994 pursuant to the FF&E Guaranty and also provided loans for the purchase of FF&E at the S&L Hotels for 1991 and 1992. The Host FF&E Loans bear interest at the prime rate and are to be repaid in annual installments over six years. As of December 31, 1997 and 1996, $2.9 million and $5.2 million was outstanding under the Host FF&E Loans. The weighted average interest rate was 8.44% for 1997, 8.27% for 1996 and 8.85% for 1995. At December 31, 1997, the interest rate was 8.50%.

                                 PHLP Supp-65

  As of December 31, 1997, required principal payments related to the Host FF&E Loans are as follows (in thousands):

      YEAR                                                                AMOUNT
      ----                                                                ------
      1998............................................................... $2,600
      1999...............................................................    300
                                                                          ------
                                                                          $2,900
                                                                          ======

  Subsequent to year-end, the Partnership repaid $1.4 million of principal to Host Marriott on the Host FF&E Loans, thereby reducing the balance on the Host FF&E Loans to $1.5 million.

  These loans are non-recourse to the Partnership and its partners and are secured by payments from Marriott International under the FF&E Leases, as defined in Note 8. Interest expense on these loans is offset by lease payments received under the Marriott International FF&E Leases. As of December 31, 1997 and 1996, Marriott International owed $2.9 million plus accrued interest to the Partnership pursuant to these agreements with the final installment due on December 31, 1999. Subsequent to year-end, Marriott International repaid $1.5 million of principal to the Partnership on the Marriott International FF&E Leases.

  Since 1995 the Bank Hotels' FF&E funding requirements have been met through contributions to a property improvement fund for the combined Bank Hotels. Since its acquisition date in 1994, the FF&E funding requirements for the Tampa Hotel have been met through the establishment of a property improvement fund for the Hotel. However, the Raleigh Hotel required additional funds, as described below. See Note 8 for further details on the property improvement funds.

 Raleigh Hotel Furniture, Fixtures and Equipment Loans

  In 1995, Host Marriott and MHSI each provided an unsecured loan to the Partnership in the amount of $350,000 ("Raleigh $350,000 FF&E Loans") to fund costs of a softgoods rooms renovation at the Raleigh Hotel in excess of amounts available in the Hotel's property improvement fund. Each Raleigh $350,000 FF&E Loan was fully advanced to the Partnership by January 24, 1995. The Raleigh $350,000 FF&E Loans bear interest at the prime rate. Payments on the loans are made each accounting period from a portion of the property improvement fund contribution equal to 1% of gross Hotel sales and are applied first to interest and then to principal. The Raleigh $350,000 FF&E Loans are due and payable on the earlier of the termination of the Raleigh management agreement or December 31, 2005. Interest accrued in 1995 was added to the principal balance of each of the loans. As of December 31, 1997 and 1996, $298,000 and $342,000, respectively, was due on each of the Raleigh $350,000 FF&E Loans. The weighted average interest rate was 8.44% for 1997, 8.27% for 1996, and 8.85% for 1995. At December 31, 1997, the interest rate on the Raleigh $350,000 FF&E Loans was 8.50%.

  In 1996, Host Marriott provided another unsecured loan to the Partnership in the amount of $700,000 ("Raleigh $700,000 FF&E Loan") to fund costs of a casegoods rooms renovation at the Raleigh Hotel in excess of the amounts available in the Hotel's property improvement fund. The Raleigh $700,000 FF&E Loan was fully advanced to the Partnership by December 9, 1996. The Raleigh $700,000 FF&E Loan bears interest at the prime rate plus 0.5%. Payments on the loan are made each accounting period from a portion of the property improvement fund contribution equal to 1% of gross Hotel sales and are applied first to interest and then to principal. The Raleigh $700,000 FF&E Loan is due and payable on the earlier of the termination of the Raleigh management agreement or December 31, 2003. As of December 31, 1997 and 1996, $571,000 and $658,000, respectively, was due on the Raleigh $700,000 FF&E Loan. The weighted average interest rate was 8.94% for 1997 and 8.75% for 1996. At December 31, 1997, the interest rate was 9.00%.

 Other Loans

  As of December 31, 1997, the Partnership also owed Host Marriott $88.8 million including accrued interest, as follows: (i) $64.4 million related to the original Host Marriott Guaranty and the S&L Guaranty; (ii) $8.5

                                 PHLP Supp-66
million related to the Bank Guaranty; (iii) $5.4 million related to working capital advances; (iv) $8.9 million for capital improvements at the Point Clear, Alabama Hotel; and (v) $1.6 million from Host Marriott's subordination of cash flow from the 66-room Raleigh addition. All of the above-mentioned advances bear interest at the prime rate as announced by Bankers Trust Company with a weighted average interest rate of 8.44% for 1997, 8.27% for 1996, and 8.85% for 1995. At December 31, 1997, the interest rate was 8.50%.

  All Partnership indebtedness, including the Bank Loan, guaranty advances, other General Partner loans, and deferred base and incentive management fees, which is outstanding upon dissolution of the Partnership must be repaid before any cash distributions can be made to the partners.

NOTE 7. LEASES

  The Partnership's five ground leases have lease terms expiring in 2006 (Tampa), 2008 (Greensboro and Miami), 2009 (Houston), and 2032 (Albuquerque) and contain one or more renewal options that allow the Partnership to extend the leases from 15 to 50 additional years. The leases generally provide for minimum base rentals as well as additional ground rentals which are calculated as a percentage of sales in excess of minimum base rentals. Total ground rental expense for the three years ended December 31 consisted of (in thousands):

                                                            1997   1996   1995
                                                           ------ ------ ------
      Minimum rentals..................................... $1,548 $1,548 $1,548
      Additional rentals based on sales...................    719    706    664
                                                           ------ ------ ------
                                                           $2,267 $2,254 $2,212
                                                           ====== ====== ======

  Minimum rentals for the five Hotels operating under noncancelable leases for real estate for future years (exclusive of percentage rentals) are as follows (in thousands):

                                                                        MINIMUM
      YEAR                                                              RENTAL
      ----                                                              -------
      1998............................................................. $ 1,548
      1999.............................................................   1,548
      2000.............................................................   1,548
      2001.............................................................   1,548
      2002.............................................................   1,548
      Thereafter.......................................................  13,216
                                                                        -------
      Total minimum lease payments..................................... $20,956
                                                                        =======

NOTE 8. MANAGEMENT AGREEMENTS

 Marriott International Management Agreement

  On July 16, 1982, the Partnership entered into a management agreement with Marriott International (the "Marriott International Management Agreement") to manage and operate the Hotels for a term of 25 years from the opening of each Hotel with renewal terms, at the option of Marriott International, of up to an additional 50 years. The Marriott International Management Agreement provided for payment of base management fees equal to a percentage of sales ranging from 7% to 8% depending on the length of time the Hotel had been open as well as incentive management fees equal to a percentage of hotel operating profit, as defined, ranging from 20% to 90% depending on the level of returns from operating profit paid to the Partnership. In connection with obtaining the Bank Loan, the Marriott International Management Agreement was amended on December 22, 1987, with respect to the Bank Hotels to provide for the payment of base management fees only after payment of debt service on the Bank Loan. If funds available after debt service were insufficient to pay all base management fees related to the Bank Hotels, the fees were deferred without interest and payable in future years. The Partnership and the S&L Lender also modified the Marriott International Management Agreement with respect to the S&L

                                 PHLP Supp-67

Hotels, providing for reductions in the base management fees for 1989 through 1993. As of December 31, 1994, the balance of deferred base management fees was $47.5 million. Payment of the incentive management fees was dependent upon the availability of cash flow after debt service, and incentive management fees were payable only after repayment of certain debt service guaranty advances and certain priority returns to the Partnership expressed as a percentage of limited partner invested equity. Through December 31, 1994, no incentive management fees had been paid since inception. As of December 31, 1994, deferred incentive management fees were $98.8 million. In connection with the Bank Loan restructuring in 1995, the Marriott International Management Agreement was terminated and the deferred balances of base and incentive management fees outstanding as of December 31, 1994, were forgiven. The Partnership recorded an extraordinary gain of $146.3 million in 1995 to recognize the gain which resulted from the forgiveness of the deferred fees.

  Until the termination of the Marriott International Management Agreement, Marriott International entered into leases (the "FF&E Leases") from the Partnership for all FF&E replacements for terms of up to six years. Lease payments represent an amount approximately equal to the principal amortization, interest, and fees associated with indebtedness incurred by the Partnership to finance the replacements and any sales and use taxes, personal property taxes, insurance premiums, and additional costs incurred by the Partnership in connection with the acquisition and use of such replacements. As of December 31, 1997 and 1996, Marriott International was obligated to pay $2.9 million and $5.2 million, respectively, to the Partnership under these agreements.

 Bank Hotels Management Agreement

  Effective December 31, 1994, in connection with the Bank Loan restructuring, the Partnership entered into a new management agreement (the "Bank Hotels Management Agreement") with Marriott International. This agreement provides for an initial term of 25 years from the opening date, as specified in the agreement, of each Bank Hotel with renewal terms at the option of Marriott International of up to an additional 50 years. The Bank Hotels Management Agreement provides Marriott International with a base management fee of 3% of gross Bank Hotel sales. In accordance with the restructured Bank Loan, a portion of the base management fee equal to 1% of gross Bank Hotel sales (the "Subordinated Base Management Fee") is subordinate to the payment of debt service on the Bank Loan and repayment of certain advances under the Bank Guaranty. As a result, the Subordinated Base Management Fee is set aside in a collateral account to be made available for the payment of (i) debt service on the Bank Loan, (ii) debt service on the Bank Guaranty, and (iii) depending upon the balance of the Bank Guaranty, deferred base management fees. Any unpaid base management fees are deferred without interest and are payable in future years. As of December 31, 1997 and 1996, deferred base management fees were $3.6 million and $2.4 million, respectively. On February 23, 1998, the Partnership repaid $1.5 million to Marriott International for deferred base management fees. Therefore, as of February 23, 1998, deferred base management fees were $2.1 million.

  The Manager will continue to earn incentive management fees equal to 20% of hotel operating profit, as defined, and additional incentive management fees, after certain returns to the Partnership, ranging from 10% to 70% of hotel operating profit depending upon the level of returns achieved by the Partnership. Payment of incentive management fees will continue to be fully subordinated to the payment of debt service and to the replenishment of all guaranties. As of December 31, 1997 and 1996, deferred incentive management fees were $22.2 million and $14.8 million, respectively.

  The Bank Hotels Management Agreement also requires the Partnership to maintain a property improvement fund (the "Bank Hotels Property Improvement Fund") to ensure that the physical condition and product quality of the Bank Hotels are maintained. Contributions to the Bank Hotels Property Improvement Fund are equal to 5% of gross Bank Hotel sales.

  On February 24, 1995, the Partnership, the Bank Lender, and Marriott International entered into a cash collateral agreement with terms effective January 1, 1995, whereby all Partnership cash relating to the Bank Hotels (including the Bank Hotels Property Improvement Fund and the Subordinated Base Management Fees) was pledged as collateral for the Bank Loan. Pursuant to the cash collateral agreement, a portion of the Bank

                                 PHLP Supp-68

Hotels Property Improvement Fund contribution equal to 4% of gross Bank Hotel sales is to be deposited into an escrow account for the FF&E needs of the Bank Hotels. This escrow balance as of December 31, 1997 and 1996, was $2.8 million and $2.4 million, respectively. The remaining portion of the Bank Hotels Property Improvement Fund contribution equal to 1% of gross Bank Hotel sales is to be deposited into a restricted cash account which is subordinated to the payment of current debt service on the Bank Loan. Any balance remaining in the restricted cash account at the end of each year, after payment of debt service, will be released from any restrictions. As of December 31, 1997 and 1996, the balance in the restricted cash account was $1.1 million. The balance in the fund was not required for 1997 or 1996 debt service and was transferred to the Bank Hotels Property Improvement Fund in early 1998 and 1997, respectively.

 Raleigh and Tampa Management Agreements

  Upon the Partnership's reacquisition of the Raleigh and Tampa Hotels, the Partnership entered into new management agreements (the "MHSI Agreements") with MHSI for each of the Hotels. These agreements provide for payments to MHSI as follows: (i) a base management fee equal to 3% of gross Hotel sales and (ii) an incentive management fee equal to 20% of operating profit, as defined. The MHSI Agreements provide for an initial term expiring on December 31, 2009. MHSI may renew each agreement at its option, for up to two successive eight-year terms. The Partnership may terminate the Raleigh or Tampa management agreement after June 18, 1999, and July 16, 1999, respectively, if specified minimum operating results for each Hotel are not achieved. However, MHSI can prevent termination by waiving its base management fee with respect to each Hotel for a two-year period.

  The MHSI Agreements provide for a priority return to the Partnership equal to 10.75% of the owner's investment, plus ground rent in the case of the Tampa Hotel. As of December 31, 1997, the Raleigh and Tampa owner's investment was $19.6 million and $16.8 million, respectively. The MHSI Agreement for Raleigh provides for a portion of the base management fee payable to MHSI equal to 1% of gross Hotel sales to be subordinated to the first 10% of the 10.75% priority return for five years from the effective date of the Raleigh agreement. Any unpaid base management fees will accrue and are payable from any excess operating profit; however, any deferred base management fees remaining on June 18, 1999, will be waived. As of December 31, 1997 and 1996, no base management fees were deferred under the Raleigh management agreement.

  Incentive management fees are payable from 40% of available cash flow, as defined. Any unpaid incentive management fees for the Raleigh and Tampa Hotels are waived annually. In 1997, incentive management fees paid for the Raleigh and Tampa Hotels were $567,000 and $350,000, respectively. In 1996, incentive management fees paid for the Raleigh and Tampa Hotels were $574,000 and $315,000, respectively.

  Each MHSI Agreement provides for the establishment of a property improvement fund ("Property Improvement Fund") for each Hotel. Contributions to the Property Improvement Fund equal 5% of gross Hotel sales from each Hotel. However, effective August 1996, MHSI and the Partnership agreed to increase the contribution from 5% to 7% for the Raleigh Hotel until an additional $300,000 was deposited to cover the cost of certain renovations. This increase was in effect until the fourth quarter of 1997. In addition, a portion of the contribution for the Raleigh Hotel equal to 2% of gross Hotel sales is used to pay interest and principal on the Raleigh $350,000 FF&E Loans and the Raleigh $700,000 FF&E Loan. As of December 31, 1997, the balances of the Raleigh and Tampa Property Improvement Funds were $727,000 and $232,000, respectively. As of December 31, 1996, the balances of the Raleigh and Tampa Property Improvement Funds were $678,000 and $67,000, respectively.

 General

  Pursuant to the terms of the management agreements, the Managers are required to furnish the Hotels with certain services ("Chain Services") which generally are provided on a central or regional basis to all hotels in the Marriott hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services, as needed, which

                                 PHLP Supp-69
may be performed more efficiently on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic hotels managed, owned, or leased by Marriott International or its subsidiaries. In addition, the Hotels also participate in Marriott International's Marriott Rewards Program ("MRP"). This program was formerly called the Honored Guest Awards Program. The cost of this program is charged to all hotels in the Marriott hotel system based on the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership was $7.3 million in 1997, $7.1 million in 1996, and $7.6 million in 1995.

  Pursuant to the terms of the management agreements, the Partnership is required to provide the Managers with working capital and supplies to meet the operating needs of the Hotels. In 1995, in conjunction with the sale of the Dallas Hotel, $946,000 was reimbursed by the Dallas Hotel to the Partnership. These funds were used to pay interest and principal on working capital advances from Host Marriott. Additionally during 1995, Marriott International returned $400,000 in working capital to the Partnership. During 1996, the Partnership advanced $262,000 to Marriott International for working capital. During 1997, $168,000 in working capital was returned to the Partnership. Therefore, as of December 31, 1997 and 1996, $5.1 million and $5.3 million, respectively, has been advanced to the Managers for working capital and supplies for the Hotels.

NOTE 9. RELATED PARTY TRANSACTIONS

  A 66-guest room addition to the Raleigh Hotel was completed and opened on July 18, 1987. The $3.4 million addition was operated as part of the Raleigh Hotel but was owned by Host Marriott. Host Marriott subordinated its receipt of cash flow generated from the Host Marriott-owned Raleigh addition (the "Addition Deferral") to the payment of debt service on the S&L Loan for the years 1991 through 1993. The Addition Deferral bears interest at the prime rate. The weighted average interest rate was 8.44% for 1997, 8.27% for 1996, and 8.85% for 1995. The balance of the Addition Deferral including accrued interest at December 31, 1997 and 1996, was $1.6 and $1.5 million, respectively. Except for the balance of $1.6 million, the Partnership's rights and obligations under the Addition Deferral arrangement terminated with the Raleigh Hotel foreclosure. Additionally, the 66-room addition was purchased by the Partnership when the Raleigh Hotel was repurchased during 1994.

  On June 28, 1995, the Partnership assigned its right of first refusal to purchase the Point Clear Hotel to a subsidiary of Host Marriott, which subsequently purchased the Hotel. In exchange, Host Marriott agreed to forgive $2 million of accrued interest on certain advances to the Partnership, which has been accounted for as a capital contribution by the General Partner.

  On August 22, 1995, the Partnership sold the Dallas Hotel to a subsidiary of Host Marriott. The proceeds from the sale of the Dallas Hotel were used to repay $44 million of the Bank Loan.

                                 PHLP Supp-70

                       POTOMAC HOTEL LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                 FIRST TWO
                                                                 QUARTERS
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
REVENUES
  Hotel revenues............................................ $ 29,480  $ 28,048
                                                             --------  --------
OPERATING COSTS AND EXPENSES
  Incentive management fees.................................    5,548     5,195
  Depreciation..............................................    3,891     2,526
  Base management fees......................................    2,370     2,257
  Property taxes............................................    1,625     1,602
  Ground rent, insurance and other..........................    1,969     2,118
                                                             --------  --------
                                                               15,403    13,698
                                                             --------  --------
OPERATING PROFIT............................................   14,077    14,350
  Interest expense..........................................  (11,905)  (11,490)
  Other revenues............................................      257       328
                                                             --------  --------
NET INCOME.................................................. $  2,429  $  3,188
                                                             ========  ========
ALLOCATION OF NET INCOME
  General Partner........................................... $     25  $     32
  Limited Partners..........................................    2,404     3,156
                                                             --------  --------
                                                             $  2,429  $  3,188
                                                             ========  ========
NET INCOME PER LIMITED PARTNER UNIT (1,800 Units)........... $  1,336  $  1,753
                                                             ========  ========


                  See Notes to Condensed Financial Statements.

                                  PHLP Supp-71

                       POTOMAC HOTEL LIMITED PARTNERSHIP

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                         JUNE 19,   DECEMBER 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (UNAUDITED)
                        ASSETS
Property and equipment, net...........................   $ 153,748   $ 154,253
Due from Marriott International, Inc. and affiliates..      10,602      10,173
Other assets..........................................       4,834       4,265
Restricted cash.......................................      15,893       6,351
Cash and cash equivalents.............................         589       3,182
                                                         ---------   ---------
                                                         $ 185,666   $ 178,224
                                                         =========   =========
          LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
  Mortgage debt.......................................   $ 168,909   $ 172,667
  Due to Host Marriott Corporation and affiliates.....     123,819     125,549
  Incentive and base management fees due to Marriott
   International, Inc. ...............................      29,793      25,868
  Due to Marriott International, Inc. and affiliates..         368         398
  Accrued interest and other liabilities..............       7,470         864
                                                         ---------   ---------
    Total Liabilities.................................     330,359     325,346
                                                         ---------   ---------
PARTNERS' DEFICIT
  General Partner.....................................     (34,817)    (34,842)
  Limited Partners....................................    (109,876)   (112,280)
                                                         ---------   ---------
    Total Partners' Deficit...........................    (144,693)   (147,122)
                                                         ---------   ---------
                                                         $ 185,666   $ 178,224
                                                         =========   =========


                  See Notes to Condensed Financial Statements.

                                  PHLP Supp-72

                       POTOMAC HOTEL LIMITED PARTNERSHIP

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                FIRST TWO
                                                                QUARTERS
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
OPERATING ACTIVITIES
  Net income............................................... $  2,429  $  3,188
  Noncash items............................................   11,251     9,457
  Changes in operating accounts............................    4,282     5,398
                                                            --------  --------
    Cash provided by operating activities..................   17,962    18,043
                                                            --------  --------
INVESTING ACTIVITIES
  Additions to property and equipment......................   (3,404)   (3,358)
  Change in property improvement funds.....................     (678)   (1,005)
  Working capital received from Marriott International,
   Inc. and affiliates, net................................      --        168
                                                            --------  --------
    Cash used in investing activities......................   (4,082)   (4,195)
                                                            --------  --------
FINANCING ACTIVITIES
  Change in restricted cash................................   (9,542)  (10,490)
  Repayments to Host Marriott Corporation and affiliates,
   net.....................................................   (4,649)   (5,419)
  Principal repayments on mortgage debt....................   (3,758)   (2,171)
  Repayments to affiliates of Marriott International,
   Inc.....................................................      (28)      (22)
  Collection of amounts due from Marriott International,
   Inc.....................................................    1,504       --
                                                            --------  --------
    Cash used in financing activities......................  (16,473)  (18,102)
                                                            --------  --------
DECREASE IN CASH AND CASH EQUIVALENTS......................   (2,593)   (4,254)
CASH AND CASH EQUIVALENTS at beginning of period...........    3,182     5,228
                                                            --------  --------
CASH AND CASH EQUIVALENTS at end of period................. $    589  $    974
                                                            ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage and other interest................ $  2,162  $  2,080
                                                            ========  ========


                  See Notes to Condensed Financial Statements.

                                  PHLP Supp-73

                       POTOMAC HOTEL LIMITED PARTNERSHIP

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying condensed financial statements have been prepared by Potomac Hotel Limited Partnership (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto included in the Partnership's Form 10-K for the fiscal year ended December 31, 1997.

  In the opinion of the Partnership, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998; the results of operations and cash flows for the first two quarters 1998 and 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

  For financial reporting purposes, the Partnership's net income is allocated 99% to the limited partners and 1% to Host Marriott Corporation ("Host Marriott" or "General Partner"). Significant differences exist between the net income for financial reporting purposes and the net income for Federal income tax reporting purposes. These differences are due primarily to the use for tax purposes of differing useful lives and accelerated depreciation methods, differing tax bases in contributed capital, and differing timings in the recognition of management fee expense.

  2. Certain reclassifications were made to the prior quarter financial statements to conform to the current quarter presentation.

  3. Hotel revenues represent house profit of the Partnership's hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the hotels to the manager. House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation, base and incentive management fees, property taxes, ground rent, insurance, and certain other costs, which are disclosed separately in the condensed statement of operations.

  On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

  The Partnership has considered the impact of EITF 97-2 and concluded that it should be applied to its hotels. Accordingly, hotel sales and property level expenses will be reflected on the statement of operations. This change in accounting principle will be adopted in the financial statements during the fourth quarter of 1998 as of and for the year ended December 31, 1998 with retroactive effect in prior periods to conform to the new presentation. Application of EITF 97-2 will increase both revenues and operating expenses by approximately $49.5 million and $47.2 million for the first two quarters 1998 and 1997, respectively and will have no impact on operating profit or net income.


                                 PHLP Supp-74

                       POTOMAC HOTEL LIMITED PARTNERSHIP

  Hotel revenues consist of the following hotel operating results (in thousands):

                                                                  FIRST TWO
                                                                  QUARTERS
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
HOTEL SALES
  Rooms...................................................... $ 51,015 $ 48,339
  Food and beverage..........................................   22,137   21,190
  Other......................................................    5,841    5,704
                                                              -------- --------
                                                                78,993   75,233
                                                              -------- --------
HOTEL EXPENSES
  Departmental Direct Costs
    Rooms....................................................   11,780   11,098
    Food and beverage........................................   16,292   15,840
  Other hotel operating expenses.............................   21,441   20,247
                                                              -------- --------
                                                                49,513   47,185
                                                              -------- --------
HOTEL REVENUES............................................... $ 29,480 $ 28,048
                                                              ======== ========

  4. Host Marriott, the General Partner of the Partnership, announced on April 17, 1998, that its Board of Directors has authorized the company to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott expects to form a new operating partnership (the "Operating Partnership") and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including the Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission on June 2, 1998. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.


                                 PHLP Supp-75